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07026435

82- SUBMISSIONS FACING SHEET

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME Petrowest Energy Services Trust

*CURRENT ADDRESS Suite 204, 10605 Westside Drive
Grande Prairie, Alberta
T8V 8E6

**FORMER NAME

Canada

**NEW ADDRESS

PROCESSED
SEP 18 2007
THOMSON FINANCIAL

FILE NO. 82- 35111

FISCAL YEAR

* *Complete for initial submissions only* ** *Please note name and address changes*

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

12G3-2B (INITIAL FILING) ☐

AR/S (ANNUAL REPORT) ☐

12G32BR (REINSTATEMENT) ☐

SUPPL (OTHER) ☑

DEF 14A (PROXY) ☐

OICF/BY: [signature]

DAT : 9/17/07

Petrowest Energy Services Trust

Consolidated Balance Sheet

September 30, 2006
(Unaudited)
"These financial statements have not been reviewed or audited on behalf of the unitholders by the Company's independent external auditors, PricewaterhouseCoopers LLP"

Assets

	$000's
Current assets	
Cash	12,894
Accounts receivable	37,004
Prepaid Expenses	1,441
Inventory	3,895
	55,234
Property and equipment (note 5)	81,308
Intangible assets (note 6)	54,479
Goodwill (note 4)	99,104
	290,125

Liabilities

Current liabilities	
Accounts payable and accrued liabilities	24,417
Income taxes payable	168
Distributions payable	2,168
Purchase price adjustment payable (note 4)	7,424
	34,177

Unitholders' Equity

Units (note 7)	257,248
Contributed surplus	106
Accumulated earnings	762
Accumulated cash distributions to unitholders	(2,168)
	255,948
	290,125

Commitments (note 11)

Approved on behalf of the board:

"Signed" Ken Drysdale

"Signed" Gerald Romanzin

See accompanying notes to the consolidated financial statements

Petrowest Energy Services Trust

Consolidated Statement of Earnings

From the period July 6, 2006 to September 30, 2006 (1)
(Unaudited)

	$000's
Revenue	10,907
Expenses	
Operating expenses	7,755
General and administrative	507
Interest and bank fees	132
Amortization	1,814
	10,208
	699
Other income	
Gain on disposal of property and equipment	58
Interest income	5
	63
Net earnings for the period, being accumulated earnings end of period	762
Net earnings per unit- basic and diluted (note 7)	$ 0.027

See accompanying notes to the consolidated financial statements

(1) Commercial operations of the Trust commenced September 7, 2006.

Petrowest Energy Services Trust

Consolidated Statement of Cash Flows

From the period July 6, 2006 to September 30, 2006[1]
(Unaudited)

	$000's
Cash provided by (used in)	
Operating activities	
Net earnings for the period	762
Items not affecting cash	
Amortization	1,814
Unit based compensation	106
(Gain) on disposal of property and equipment	(58)
	2,624
Changes in non-cash working capital	
Accounts receivable	1,321
Prepaid expenses	(1,073)
Inventory	424
Accounts payable and accrued liabilities	(388)
Income taxes payable	(6)
	278
	2,902
Financing activities	
Issue of trust units – net of costs	129,597
Investing activities	
Acquisition of Acquired Companies- cash to vendors net of cash acquired	(98,600)
Retirement of acquired debt	(22,698)
Proceeds on property disposals	2,610
Purchase of property and equipment	(917)
	(119,605)
Increase (decrease) in cash	12,894
Cash, beginning of period	-
Cash, end of period	12,894
Supplementary information	
Interest paid	$ 132
Income taxes paid	$ -
Non cash transaction	
Units issued on acquisition (note 4)	$ 127,651

See accompanying notes to the consolidated financial statements

(1) Commercial operations of the Trust commenced September 7, 2006.

Petrowest Energy Services Trust

Notes to Consolidated Financial Statements

As at and for the period July 6, 2006 to September 30, 2006 (Note 1) - Unaudited
(all tabular amounts in $000's)

1 Nature of the Organization

Petrowest Energy Services Trust ("Petrowest") is an open-ended unincorporated mutual fund trust established under and governed by the laws of the Province of Alberta pursuant to the Deed of Trust dated July 6, 2006 and commenced commercial operations on September 7, 2006.

Petrowest was created to hold, indirectly, controlling limited partner interests, hold the common shares in the general partner and invest in the businesses noted below. Petrowest is a business trust operating an energy services business through its indirect subsidiaries. Unitholders hold Units of Petrowest which in turn holds a 100% beneficial interest in the Petrowest Business Trust (the "Business Trust"). The Business Trust, via four limited partnerships with Petrowest Energy Services General Partner Ltd. as the general partner, hold the assets of the businesses historically operated by the Acquired Companies noted below. The four limited partnerships are involved in the construction, transportation, civil services, and rentals industries.

Pursuant to a prospectus dated August 28, 2006 the Trust issued units of the Trust and used the proceeds via its subsidiaries, to acquire 100% of the outstanding shares of the Acquired Companies. The base purchase price of Acquired Companies was $230,934,992, subject to closing adjustments. The purchase price was funded by payment of $103,284,052 in cash and the issuance of units by the Trust for proceeds of $127,650,940.

The acquired assets representing the assets and business operations of the various Acquired Companies were then transferred to the four limited partnerships as follows.

Petrowest Rental Services LP	Northern Tractor Sales and Rental Co. Ltd. and Fitzpatrick Co. Ltd. ("Northern Tractor") Neuwest Equipment rentals Inc. ("Neuwest")
Petrowest Transportation LP	404434 Alberta Corporation, 756171 Alberta Corp. and 756169 Alberta Corp. ("D&D") Murtron Hauling Ltd. and 815431 Alberta Ltd. ("Murtron")
Petrowest Construction LP	Roy Larson Construction Ltd. ("Roy Larson") Gordon Bros. Construction Ltd. and 332691 Alberta Ltd. ("332691") 310423 Alberta Ltd. ("310423") operating as Wales Contracting Ltd.
Petrowest Civil Services LP	R. Bee Crushing Ltd., Bernet Venture Ltd. and Dal Finn Holdings Ltd. ("R. Bee") Safetymaster Rentals Corp. ("Safetymaster")

(collectively, the "Acquired Companies")

Petrowest Energy Services Trust

Notes to Consolidated Financial Statements

As at and for the period July 6, 2006 to September 30, 2006 (Note 1) - Unaudited
(all tabular amounts in $000's)

1 Nature of the Organization- continued

Petrowest began publicly trading on the Toronto Stock Exchange on September 7, 2006 under the trading symbol PRW.UN.

All operations of Petrowest are located in Western Canada, primarily in northwestern Alberta and northeastern British Columbia, and provide services to the crude oil, tar sand and natural gas exploration and production customers. In addition Petrowest provides services to the lumber, pulp and paper industries and various municipal, governmental and commercial customers for work on infrastructure development.

2 Summary of Significant Accounting Policies

Petrowest is made up of various subsidiaries and limited partnerships which for the purposes of these financial statements have been consolidated to reflect the operations relating to Petrowest. These financial statements are stated in Canadian dollars and have been prepared by the management of Petrowest in conformity with Canadian generally accepted accounting principles ("GAAP").

a) Cash and cash equivalents

Included in cash and cash equivalents are bank overdrafts.

b) Inventory

Inventory consists of gravel, spare equipment parts, tires, materials and supplies and is valued at the lower of cost and net realizable value with the cost being determined on a first-in, first-out basis.

c) Property and Equipment

Property and equipment assets recorded on the acquisition of the Acquired Companies have been recorded at the estimated fair market value of the assets at the date of acquisition. Property and equipment asset acquisitions incurred after the acquisition of the Acquired Companies are recorded at cost.

Amortization is applied to reduce the value of property and equipment to its estimated residual value over its estimated useful life on a declining balance basis annually or on an actual usage basis at the following rates.

Buildings, portable buildings and fencing	2%-10%
Heavy equipment	5%-25%
Vehicles	25%-35%
Trailers	5%-25%
Equipment	15%-40%
Office Furniture and Equipment	20%-30%
Communications, computer hardware and software	30%-60%

Petrowest Energy Services Trust

Notes to Consolidated Financial Statements

As at and for the period July 6, 2006 to September 30, 2006 (Note 1) - Unaudited
(all tabular amounts in $000's)

2 Summary of Significant Accounting Policies-continued

Management assesses the carrying amount of property and equipment assets for impairment when facts and circumstances indicate a potential impairment. If it is determined the estimated net recoverable amount, measured by either market value, if applicable, or estimated by calculating the present value of expected cash flows from the asset, is less than the net carrying amount, a write-down to the asset's fair value is recognized during the period.

d) Goodwill

Goodwill represents the excess of purchase price of the Acquired Companies over fair value of net assets acquired and liabilities assumed. Goodwill is not subject to amortization, but is tested for impairment on an annual basis, or more frequently if events occur that could result in impairment, by applying a fair value based test. The amount of impairment is determined on a reporting unit basis by deducting the fair value of liabilities from the fair value of assets to determine an implied goodwill. This is then compared to the book value of goodwill. Any goodwill impairment is recognized as an expense in the period the impairment is determined.

e) Intangible assets

Intangible assets, consisting of acquired customer relationships, brand and trade names and non-competition agreements are recorded at cost and amortized over their useful lives, which is estimated to be between 5 and 10 years. Intangible assets are regularly evaluated by comparing their applicable estimated future net cash flows to the unamortized net book value of the intangible asset. Any impairment would be charged to income in that period.

f) Revenue recognition

Petrowest's services are generally sold based upon contractual agreements or purchase orders with the customer that include fixed or determinable prices. Revenue is recognized when services are rendered or over the rental period and when collection can be reasonably assured.

g) Use of estimates

The preparation of financial statements in accordance with Canadian generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the period. By their nature, these estimates are subject to measurement uncertainty and the effect on the financial statements of changes in such estimates in future periods could be significant. These estimates are reviewed periodically and as adjustments become necessary they are reported in earnings in the period in which they become known. Such estimates including providing initial valuation of assets on the acquisition of the Acquired Companies, amortization of property and equipment and intangible assets, recoverability of accounts receivable, valuation of intangible assets and goodwill are the areas most subject to estimation. Actual results could differ from these estimates.

Petrowest Energy Services Trust

Notes to Consolidated Financial Statements

As at and for the period July 6, 2006 to September 30, 2006 (Note 1) - Unaudited
(all tabular amounts in $000's)

2 Summary of Significant Accounting Policies -continued

h) Income taxes

Petrowest, and its operating entities, are taxable entities under the Income Tax Act of Canada; however they are currently taxable only on income that is not distributed or distributable to the unit holders. As the Trust currently distributes all of its taxable income to the unit holders, no provision for income taxes has been made in these consolidated financial statements. Recent proposed changes to the Income Tax Act of Canada will result in a change to the status of Trust with respect to income taxes being levied on distributions after January 1, 2011.

i) Stock based compensation

Options to purchase Trust units granted under the Unit Option Plan are described in Note 8 of these financial statements. Unit based compensation is recognized in accordance with the fair-value based method of accounting. Compensation expense for unit options awarded under the plan is measured at estimated fair value at the grant date. This is done using a Binomial valuation model and is recognized as unit-based compensation expense over the vesting period of the options granted.

j) Per Unit amounts

Basic per unit amounts are calculated using the weighted average number of Trust Units outstanding during the period. Diluted per Unit amounts are calculated by adding potentially dilutive option units to the weighted average number of Trust Units outstanding during the period using the treasury stock method. Potentially dilutive option units are only considered dilutive and added if, and to the extent that they are "in the money". Under this method, the diluted weighted average number of units is calculated assuming the proceeds for the exercise of the dilutive option units are purchased at the average market price for the period.

3 Seasonality

Petrowest's operations are in northern Alberta and northeast British Columbia. Accordingly the operations are susceptible to the impacts of the seasons. Quarter one is in the winter months and is subject to frozen conditions, periods of extreme cold and snow. This is typically an extremely busy quarter for oil and gas exploration and development as drilling activity focuses on areas located in muskeg and swamp type conditions not normally accessible in a non frozen state. Quarter two is generally the slowest period for Trust operations. Spring time melt conditions result in soft wet ground generally referred to as spring breakup, and the implementation of road bans which prevent heavy load transportation on roadways. Quarter three encompasses the summer months, and Trust activity is average with work relating to oil and gas projects in areas that do not entail access through muskeg. Quarter four starts out similar to the summer activity and ramps up as the ground freezes and access is permitted.

Petrowest Energy Services Trust

Notes to Consolidated Financial Statements

As at and for the period July 6, 2006 to September 30, 2006 (Note 1) - Unaudited
(all tabular amounts in $000's)

4 Acquisitions

Petrowest pursuant to a prospectus dated August 28, 2006 issued units of the Trust and used the proceeds via its subsidiaries, to acquire 100% of the outstanding shares of the Acquired Companies listed below. The estimated purchase price of Acquired Companies calculated as the base purchase price plus working capital less debt was $230,934,992, subject to post closing adjustments for actual working capital and debt. The purchase price was funded by payment of $103,284,052 in cash and the issuance of units by the Trust for proceeds of $127,650,940. In conjunction with acquisitions, all debt and capital lease obligations were repaid by Petrowest through the use of proceeds from the offering.

(collectively, the "Acquired Companies")

Northern Tractor Sales and Rental Co. Ltd. and Fitzpatrick Co. Ltd. ("Northern Tractor")
Neuwest Equipment rentals Inc. ("Neuwest")
404434 Alberta Corporation, 756171 Alberta Corp. and 756169 Alberta Corp. ("D&D")
Murtron Hauling Ltd. and 815431 Alberta Ltd. ("Murtron")
Roy Larson Construction Ltd. ("Roy Larson")
Gordon Bros. Construction Ltd. and 332691 Alberta Ltd. ("332691")
310423 Alberta Ltd. ("310423") operating as Wales Contracting Ltd.
R. Bee Crushing Ltd., Bernet Venture Ltd. and Dal Finn Holdings Ltd. ("R. Bee")
Safetymaster Rentals Corp. ("Safetymaster")

The acquisitions have accounted for using the purchase method with the assets acquired and liabilities assumed recorded at preliminary estimates of fair value. The final allocation of the purchase price will be based on the assets acquired and liabilities assumed at the effective date of the Acquisition based upon internal and/or independent asset valuations. The purchase price has not yet been finalized and is subject to change. A preliminary allocation of the consideration is as follows:

Net assets acquired	
Cash acquired on acquisition	4,684
Non-cash working capital acquired on acquisition	
Accounts receivable	38,325
Prepaid expenses	368
Inventories	4,319
Accounts payable and accrued liabilities	(24,805)
Income taxes payable	(174)
Property and equipment	84,085
Intangibles	55,151
Goodwill	99,104
Total	261,057
Consideration given for value of shares and shareholder loans of acquired companies	
Cash to vendors on closing	103,284
Purchase price adjustment	7,424
Retirement of long-term debt and capital lease obligations	22,698
	133,406
Trust Units (12,765,094 units issued)	127,651
Total	261,057

Petrowest Energy Services Trust

Notes to Consolidated Financial Statements

As at and for the period July 6, 2006 to September 30, 2006 (Note 1) - Unaudited
(all tabular amounts in $000's)

4 Acquisitions - continued

Net working capital acquired on the Acquisition includes cash, accounts receivable, inventory, prepaid expenses, income taxes recoverable, bank indebtedness, accounts payable and accrued liabilities and income taxes payable. The purchase price is affected by the changes in working capital, shareholder loans and long-term debt from the date specified in the purchase and sale agreement to the date of closing. Changes in the balances for these items as the Trust realizes on the value of working capital assets will affect the net consideration paid by the Trust to the owners which is estimated to be $7,423,581. These adjustments may be material.

5 Property and Equipment

	Cost	Accumulated Amortization	Net Book Value
Buildings, portable buildings and fencing	1,673	12	1,661
Heavy equipment	56,388	748	55,640
Vehicles	6,894	145	6,749
Trailers	7,048	58	6,990
Equipment	7,869	98	7,771
Office Furniture and Equipment	2,516	79	2,437
Communications, computer hardware and software	62	2	60
Total	82,450	1,142	81,308

6 Intangible Assets

	Amortization Term	Cost	Accumulated Amortization	Net Book Value
Non Competition Agreements	5 yrs S.L.	25,576	426	25,150
Brand and Trade Names	10 yrs S.L.	5,389	45	5,344
Customer Relationships	10 yrs S.L.	24,186	201	23,985
Total		55,151	672	54,479

7 Unitholders' Capital

a) Unitholders' Capital Authorized

The Trust is authorized to issue an unlimited number of Trust Units. Prior to the conversion of the Subordinated Units, holders of Trust Units will be entitled to receive per month distributions in priority to any payments on the Subordinated Units.

The Trust is authorized to issue an unlimited number of Subordinated Units. Distributions on the Subordinated Units will be subordinated in favour of Trust Units. Distributions on the Subordinated Units will only be paid at the end of a fiscal quarter to the extent that: (i) the Trust has paid distributions per month of at least $0.10 per Trust Unit to holders of Trust Units during that quarter, and, (ii) any deficiency in such distributions to holders of Trust Units during the preceding 12 months has been satisfied.

The Trust is authorized to issue an unlimited number of Special Voting Units which are not entitled to any distributions. No Special Voting Units have been issued to date.

Petrowest Energy Services Trust

Notes to Consolidated Financial Statements

As at and for the period July 6, 2006 to September 30, 2006 (Note 1) - Unaudited
(all tabular amounts in $000's)

7 Unitholders' Capital - continued

Issued

	Outstanding	
Trust Units issued for cash net of issue costs	14,000,000	$ 128,087
Trust Units issued on acquisitions	12,765,094	127,651
Total Units	26,765,094	255,738
Subordinated Units		
Issued for cash	1,510,000	1,510
Issued for promissory notes	-	3,020
Less: Amount issued for promissory notes	-	(3,020)
Basic and Fully Diluted	28,275,094	$ 257,248

Trust Units were issued on closing of the initial public offering filed on August 28, 2006 at a price of $10.00 per unit. Trust issue costs in conjunction with the offering were $ 11.9 million.

The Trust issued to various insiders an aggregate of 1,510,000 Subordinated Units at a price of $3.00 per Subordinated Unit, $4,530,000 in the aggregate to be satisfied by payment of $1.00 in cash and $2.00 by way of a three-year promissory note that will be forgiven over three years if the subscriber remains as a director, officer or employee of Petrowest.

8 Stock Based Compensation

Petrowest implemented a stock option plan whereby options to acquire Trust Units may be granted to directors, officers, employees and consultants.

The aggregate number of Trust units issuable upon the exercise of options outstanding under the plan at any time may not exceed 10% of the issued and outstanding Trust Units. The period during which an option granted under the Plan is exercisable may not exceed five years from the date such option is granted. The options issued under the Plan vest 1/3 after one year, 1/3 after two years and 1/3 after three years.

As at September 30, 2006	Number of options outstanding	Weighted average exercise price
Granted – September 7, 2006	2,605,000	$10.00
Expired	-	-
	2,605,000	$10.00
Outstanding, September 30, 2006		
Exercisable, September 30, 2006	-	-

The total value of stock-based compensation for options issued to employees and directors was calculated using a binomial option pricing model to estimate the fair value of stock options on the date of grant. The assumptions made for the options granted in 2006 are as follows.

Expected volatility	40.0 %
Risk-free interest rate	4.2 %
Expected life of options	5 years
Dividend yield	12.0 %

The Trust recorded compensation expense and contributed surplus of $105,922 for the period September 7, 2006 to September 30, 2006 which is recorded in general and administrative expenses.

Petrowest Energy Services Trust

Notes to Consolidated Financial Statements

As at and for the period July 6, 2006 to September 30, 2006 (Note 1) - Unaudited
(all tabular amounts in $000's)

9 Related party Transactions

Petrowest paid rents for office space for a building owned by an executive officer of the company in the amount of $37,100. Transactions were estimated to equal fair market value.

10 Financial Instruments

Fair values of financial assets and liabilities
Petrowest's financial instruments consist of cash and cash equivalents, accounts receivable, accounts payable, accrued liabilities, purchase price adjustment payable and distributions payable. As at September 30, 2006 there were no significant differences between the carrying amounts of these financial instruments and their estimate fair market value.

Credit Risk
Petrowest's is exposed to credit risk on accounts receivables due from its customers. Management routinely assesses the financial strengths of customers and monitors exposure for credit losses.

11 Commitments

The Trust has entered into operating leases for office and shop premises and equipment that provide for minimum annual lease payments as follows:

2006	2,822
2007	7,608
2008	6,281
2009	4,984
2010	3,192
2011	1,971
2012	255

12 Segmented Information

The Trust determines its reportable segments base on the structure of its operations, which are primarily focused on four principal business segments – Road and Lease Construction, Transportation, Civil Services and Equipment Rentals. The accounting policies followed by these business segments are the same as those described in the summary of significant accounting policies. The following is selected financial information for each business segment.

Petrowest Energy Services Trust

Notes to Consolidated Financial Statements

As at and for the period July 6, 2006 to September 30, 2006 (Note 1) - Unaudited
(all tabular amounts in $000's)

Revenue	
Road and Lease Construction	2,520
Transportation	3,726
Civil Services	3,697
Equipment Rentals	964
Total	10,907
Operating expenses and general and administrative	
Road and Lease Construction	1,857
Transportation	3,052
Civil Services	2,242
Equipment Rentals	604
Corporate	507
Total	8,262
Net Income	
Road and Lease Construction	49
Transportation	294
Civil Services	955
Equipment Rentals	98
Corporate	(634)
Total	762

Selected balance sheet items	**Construction**	**Transportation**	**Civil**	**Rentals**
Property and equipment	30,037	18,845	23,665	8,761
Intangibles	15,596	9,369	20,318	9,196
Goodwill	28,851	31,952	26,402	11,899
Total Assets	86,331	89,802	79,891	34,101

13 Subsequent Event

On November 10, 2006 Petrowest completed negotiations and entered into an agreement with certain financial lenders for an operating line of credit facility available for growth capital, acquisition and working capital needs in the amount of $60 million. Amounts drawn on the facility bear interest at rates from prime +0% to prime +1% based on levels of funded debt to EBITDA and is secured by a general assignment of book debts.

MANAGEMENT'S DISCUSSION AND ANALYSIS

The following Management's Discussion and Analysis (MD&A) is dated November 14, 2006. The MD&A should be read in conjunction with Petrowest Energy Services Trust's ("Petrowest" or the "Trust") unaudited interim consolidated financial statements as at and for the period July 6, 2006 to September 30, 2006, [(1)] as well as the MD&A's of the "Acquired Companies" contained in the Trust's prospectus dated August 28, 2006.

(1) Commercial operations commenced September 7, 2006

BASIS OF PRESENTATION

The financial data presented below has been prepared in accordance with Canadian Generally Accepted Accounting Principles ("GAAP"). The reporting and the measuring currency is the Canadian dollar.

FORWARD-LOOKING STATEMENTS

This MD&A contains forward-looking statements that involve substantial known and unknown risks and uncertainties. These forward-looking statements are identified by their use of terms and phrases such as "anticipate", "achievable", "believe", "expect", "estimate", "plan", "intend", "project", "may", "should", "could", "predict", "may", "will", or similar words suggesting future outcomes or language suggesting an outlook. Forward-looking statements and information are based on Petrowest's current beliefs as well as assumptions made by and information currently available to Petrowest concerning anticipated business performance. Although management of Petrowest considers these assumptions to be reasonable based on information currently available to it, they may prove to be incorrect.

Forward-looking statements are subject to many external variables that are beyond Petrowest's control; such as fluctuating prices for crude oil and natural gas, changes in drilling activity, and general local and global economic, political, business and weather conditions. If any of these, or other uncertainties, materialize the actual results of Petrowest may vary materially from those expected.

FINANCIAL HIGHLIGHTS

Unaudited $000's except per unit amounts, margins and ratios	From commencement of commercial operations on September 7, 2006 to September 30, 2006.
Financial Results	
Revenue	10,907
EBITDA	2,645
EBITDA margin	24.3 %
Net earnings	762
Net earnings margin	7.0 %
Cash from operations	2,902
Financial Position and Liquidity	
Working capital	21,057
Working capital ratio	1.62:1.00
Weighted average number of units Outstanding – basic and diluted	28,275,094
Cash from operations per unit	$ 0.103
Distributions per unit	$ 0.07667
Net earnings per unit – basic and diluted	$ 0.027
Unit Price – September 30, 2006	$ 8.80

NON-GAAP MEASURES

In this MD&A the Trust uses the term "Distributable Cash" to refer to the amount of cash that is expected to be available for distributions to the unitholder; the term "EBITDA" to refer to earnings before interest expenses net of interest income, gain on disposal of assets, amortization of property and equipment and amortization of intangible assets; the term "Adjusted EBITDA" to refer to earnings before management bonuses, before interest expenses net of interest income, gain on disposal of assets, amortization of property and equipment and amortization of intangible assets; the term "EBITDA Margin" to refer to a fraction, the numerator of which is EBITDA and the denominator of which is revenue; and the term "Adjusted EBITDA Margin" to refer to a fraction, the numerator of which is Adjusted EBITDA and the denominator of which is revenue. The terms Distributable Cash, EBITDA, Adjusted EBITDA, EBITDA Margin and Adjusted EBITDA Margin are not measures recognized by Canadian generally accepted accounting principles ("GAAP") and do not have standardized meanings prescribed by GAAP and therefore may not be comparable to performance measures presented by others.

Readers are cautioned that "Distributable Cash", "EBITDA", "Adjusted EBITDA", "EBITDA Margin" and "Adjusted EBITDA Margin" should not be considered as alternatives to net earnings, cash flow from operating activities or other measures of financial performance calculated in accordance with GAAP.

DESCRIPTION OF BUSINESS

Petrowest is an unincorporated, open-ended, limited purpose, mutual fund trust established under the laws of Alberta. Effective September 7, 2006, Petrowest completed the acquisition of each of, and now carries on the business of each of, the "Acquired Companies" described below, all of which are involved in pre-drilling and post completion energy services and are based in the Grande Prairie area of northern Alberta. The ongoing operations have been segregated into four limited partnerships and the assets and operations of the Acquired Companies are maintained within those partnerships. Petrowest continues to do business under the trade operating names of Gordon Bros. Construction, Roy Larson Construction, Wales Contractors, D&D Well Services, Murtron Hauling, R. Bee Crushing, S.O.S. Oilfield Safety and Nu-Northern Tractor Rentals

Petrowest Construction LP	
	Roy Larson Construction Ltd. ("Roy Larson")
	Gordon Bros. Construction Ltd. and 332691 Alberta Ltd. ("332691")
	310423 Alberta Ltd. ("310423") operating as Wales Contracting Ltd.
Petrowest Transportation LP	
	404434 Alberta Corporation, 756171 Alberta Corp. and 756169 Alberta Corp. ("D&D")
	Murtron Hauling Ltd. and 815431 Alberta Ltd. ("Murtron")
Petrowest Civil Services LP	
	R. Bee Crushing Ltd., Bernet Venture Ltd. and Dal Finn Holdings Ltd. ("R. Bee")
	Safetymaster Rentals Corp. ("Safetymaster")
Petrowest Rental Services LP	
	Northern Tractor Sales and Rental Co. Ltd. and Fitzpatrick Co. Ltd. ("Northern Tractor")
	Neuwest Equipment rentals Inc. ("Neuwest")

(collectively, the "Acquired Companies")

Petrowest Construction LP

The Construction LP operates under the trade names of the original companies, "Gordon Bros. Construction", "Roy Larson Construction", and "Wales Contractors" and specializes in the

construction of oil and gas lease well site pads, road construction, remediation of oil and gas well sites, and civil infrastructure work for non oil and gas clients. The Construction LP operates a fleet of heavy equipment including dozers, tracked hoe excavators, articulated rock haulers, compactors, graders, and scrapers as well as other ancillary support equipment.

Petrowest Transportation LP

The Transportation LP operates under the trade names of the original companies, "D&D Well Services" and "Murtron Hauling" and specializes in the transportation of oil and gas drilling rigs, well site equipment, and heavy equipment as well as specialty hauling services including log loading and hauling, and gravel loading and hauling. The Transportation LP operates a fleet of heavy transport trucks, trailers, jeeps, boosters, and log and gravel loading equipment as well as other ancillary support equipment.

Petrowest Civil Services LP

The Civil Services LP operates under the trade names of the original companies, "R. Bee Crushing", and "S.O.S. Oilfield Safety". The Civil Services LP specializes in mobile aggregate rock crushing and sand screening for gravel supply operations throughout Alberta and British Columbia operating a fleet of cone and jaw crusher units, conveyor and sand stacker units, loaders, dozers, tracked hoe excavators and articulated rock trucks. The Civil Services LP also provides safety services including safety supervision and rental of safety air units and wash units provide for safety support during oil and gas drilling operations and plant turnarounds.

Petrowest Rental Services LP

The Rental Services LP operates under the new trade name of "Nu-Northern Tractor Rentals" and specializes in heavy equipment rentals to oil and gas companies, tar sand clients, and independent contractors working in the oil and gas, mining, logging, pulp and paper and civil construction industries. The Rental Services LP operates a fleet of heavy equipment including dozers, tracked hoe excavators, articulated rock haulers, compactors, and side-boom pipelayers.

Petrowest's results are directly impacted by the overall health of the Alberta oil and gas industry. The relative long term strength in the commodity market has steadily increased demand for the Trust's services.

The effects of weather usually have a direct impact on Petrowest. Oil and gas drilling activity is generally stronger November through March. Wet weather in the spring and early summer months hinder the activity, which regains strength in July and August. Therefore, a longer, colder winter and drier spring and summer enhances operational results. This year saw a relatively short spring break up and a drier summer than the 2005 season. Accordingly, the Trust realized gains in revenue and Adjusted EBITDA over the 2005 season.

The recent weakness in the stock markets and softening of North American gas prices have resulted in fears of industry activity slow downs. The Trust operations are primarily in the deep gas market regions of the Western Canadian Sedimentary Basin and historically this region has been less impacted by cyclical swings in market prices due to the longer lead times in access, drilling and completion of planned wells. Oil and gas producer companies have generally taken a longer term view of project work in the area the Trust works in and have not reduced activity in the Trust operating areas to the extent they may in shallow gas or coal bed methane development areas.

Further, due to the nature of the Trust's equipment and work specialty, and the nature of the pre-drilling and post completion phases of the well drilling cycle, during times of lower drilling activity, the Trust's equipment has typically been utilized to remediate dry and abandoned oil and gas well sites.

Management of the Trust views this work capability as a counter cyclical buffer to downturns in oil and gas exploration activities.

ACQUISITIONS

The Trust was formed by a deed of trust dated July 6, 2006. Petrowest pursuant to a prospectus dated August 28, 2006 issued units of the Trust and used the proceeds via its subsidiaries, to acquire 100% of the outstanding shares of the Acquired Companies listed below. The estimated purchase price of Acquired Companies calculated as the base purchase price plus working capital less debt was $230,934,992, subject to post closing adjustments for actual working capital and debt. The purchase price was funded by payment of $103,284,052 in cash and the issuance of units by the Trust for proceeds of $127,650,940. In conjunction with acquisitions, all debt and capital lease obligations were repaid by Petrowest through the use of proceeds from the offering.

The Acquisition has been accounted for using the purchase method with the assets acquired and liabilities assumed recorded at preliminary estimates of fair value. The final allocation of the purchase price will be based on the assets acquired and liabilities assumed at the effective date of the Acquisition based upon internal and/or independent asset valuations. The purchase price has not yet been finalized and is subject to change. A preliminary allocation of the consideration is as follows:

Net assets acquired	**In $000's**
Cash acquired on acquisition	4,684
Non-cash working capital acquired on acquisition	
Accounts receivable	38,325
Prepaid expenses	368
Inventories	4,319
Accounts payable and accrued liabilities	(24,805)
Income taxes payable	(174)
Property and equipment	84,085
Intangibles	55,151
Goodwill	99,104
Total	261,057

Consideration given for value of shares and shareholder loans of acquired companies	
Cash to vendors on closing	103,284
Purchase price adjustment	7,424
Retirement of long-term debt and capital lease obligations	22,698
	133,406
Trust Units (12,765,094 units issued)	127,651
Total	261,057

Net working capital acquired on the Acquisition includes cash, accounts receivable, inventory, prepaid expenses, income taxes recoverable, bank indebtedness, accounts payable and accrued liabilities and income taxes payable. The purchase price is affected by the changes in working capital, shareholder loans and long-term debt from the date specified in the purchase and sale agreement to the date of closing. Changes in the balances for these items as the Trust realizes on the value of working capital assets will affect the net consideration paid by the Trust to the owners which is estimated to be $7,423,581. These adjustments may be material.

QUARTERLY COMPARABLES

The Trust was created pursuant to a deed of trust on July 6, 2006 and the financial reporting is effective from this date. Pursuant to a prospectus dated August 28, 2006, the Trust issued units of the Trust and used the proceeds via its subsidiaries, to acquire 100% of the outstanding shares of the Acquired Companies. The transaction closed and Petrowest commenced trading on the Toronto Stock Exchange on September 7, 2006 the day of commencement of commercial operations. Accordingly, the third quarter of fiscal 2006 has no comparative figures for the same period in the previous year, as the Trust was not yet created. For purposes of the following MD&A discussion, Petrowest has provided certain quarterly financial information considered meaningful on the basis that the Acquired Companies had been acquired at January 1, 2005.

Unaudited **$000s** *except per unit amounts, margins and ratios*	**From commencement of commercial operations September 7, 2006 to September 30, 2006**	**Nine months ended September 30, 2006 (Pro forma)**	**Nine months ended September 30, 2005 (Pro forma)**
Revenue by segment			
Construction	2,520	36,788	32,788
Transportation	3,726	45,665	31,591
Civil	3,697	29,036	21,819
Rentals	964	8,940	6,297
Total Revenue	10,907	120,429	92,495
Operating expenses by segment		Note (1) *includes administrative*	Note (1) *includes administrative*
Construction	1,857	28,128	25,215
Transportation	3,052	34,387	22,881
Civil	2,242	18,816	14,180
Rentals	604	3,924	3,090
Total operating expenses	7,755	85,255	65,366
Administrative Expenses (1)	507	507(1)	n/a
Adjusted EBITDA(2)	n/a	**34,667**	**27,129**
EBITDA(2)	**2,645**	n/a	n/a
Amortization of property and equipment(3)	1,142	n/a	n/a
Amortization of intangible assets	672	n/a	n/a
Interest - net(3)	127	n/a	n/a
Gain on disposal of assets	(58)	n/a	n/a
Net Earnings3	**$ 762**	n/a	n/a
Net Earnings per unit basic and diluted	$ 0.027	n/a	n/a

Notes (1) *No separation of operating and administrative expenses is available in past quarters. Accordingly for purposes of the MD&A discussion the expenses have been combined. Administrative expenses relating to the period of acquisition to September 30, 2006 have been added to the nine month period ending September 30, 2006 as they were not segregated by segment.*

(2) *The terms EBITDA and ADJUSTED EBITDA are not measures recognized by Canadian generally accepted accounting principles ("GAAP") and do not have standardized meanings prescribed by GAAP. ADJUSTED EBITDA is a Non-GAAP measure that in management's opinion represents a better measure of cash liquidity in the nine month periods ending September 30, 2006 and 2005 than EBITDA since the Acquired Companies declared bonuses to reduce taxable income to the small business limit during those periods.*

[3] No presentation has been made for comparison of Amortization, Interest-net, Income taxes, and Net Earnings. The significant differences between the operation and tax structure of the Trust versus the previous private company structures, including the calculation of income taxes, the methods of amortization, and the comparable debt levels make the comparison of these items and net earnings not meaningful.

REVENUE

Revenue for the period from commencement of commercial operations on September 7, 2006 to September 30, 2006 was $10,906,797. General September activity levels were slightly lower than the month of September in 2005. Because the summer of 2005 was so wet, normal summer work was delayed until the fall in 2005. The drier summer in 2006 allowed planned work to be completed earlier resulting in the more normal seasonal slowdown in September.

On a per segment basis, the month of September is usually a slower month for the Construction and Rentals segment. Equipment is being maintained in preparation for the peak winter construction season, and weather delays are experienced as the days are not warm enough to dry out moisture. Accordingly, the Construction segment only accounted for 23.1% of the total Trust revenues and Rentals segment accounted for 8.8% of the Trust revenue. The Transportation segment was extremely busy with gravel hauling operations and equipment/rig moving, but did experience a number of down days due to weather. In spite of weather issues, the Transportation segment accounted for 34.2% of the Trust's revenue in the period since acquisition. The Civil segment was not far behind the Transportation segment at 33.9% with gravel crushing operations running 100% for the period since acquisition. Safety consulting and rentals experienced solid performance for the time of year.

Had the Acquired Companies been combined for the nine months ended September 30, 2006, on a pro forma basis, the Trust would have showed an increase in Revenue of $27,933,880 or a growth rate of 30.2% over the same period in 2005. The increase in revenue is due to increased activity levels in the industry as well as increased capacity in equipment and labor within the individual operating partnerships.

On a per segment basis, Transportation experienced the largest volume gain generating approximately $14,073,797 a 44.5% increase in additional revenue for the pro forma nine month period. This gain was a combination of general activity increases, additional equipment and the benefits of higher pricing. The other segments, Construction, Civil and Rentals also experienced very solid growth rates. The high oil and gas activity levels in the Trust's work area, primarily accounted for the revenue gains.

OPERATING EXPENSES AND GENERAL AND ADMINISTRATIVE

Operating expenses for the period from commencement of commercial operations on September 7, 2006 to September 30, 2006 were $7,755,360, and equate to 71.1% of revenue.

On a per segment basis the costs for the period are not comparable with the pro forma year to date numbers because general and administrative costs could not be separated in the pro forma information. However, when general and administrative are included with operating expenses to provide a comparable format to the pro forma information provided, total operating expenses and general and administrative are $8,262,487 or 75.8% of revenue. The period costs from commencement of commercial operations on September 7, 2006 to September 30, 2006 are up by approximate 4.9% compared to the pro forma comparatives annual average operating costs. Included in these costs are pre-winter maintenance and delays associated with weather.

General and administrative expenses for the period from commencement of commercial operations on September 7, 2006 to September 30, 2006 were $507,127. General and administrative costs for the period since acquisition were 4.6% of revenue.

Had the Acquired Companies been combined for the nine months ended September 30, 2006 the Trust would have had an increase in Operating and General and Administrative Expenses of $20,396,874. Included in this operating cost increase is approximately $2,189,571 in professional fees paid by the Acquired Companies associated with the IPO, tax planning, additional audit and accounting and other legal fees associated with the Acquisition. The Trust views the majority of these costs to be non-recurring. Even with the additional professional fee costs, the margin loss is minimal, only 0.5% for the same period in 2005. Adjusted for the estimated non – recurring costs a real margin gain is realized of approximately 1.3 % for the pro forma nine month period.

EBITDA (ADJUSTED EBITDA-comparables)

EBITDA for the period from commencement of commercial operations on September 7, 2006 to September 30, 2006 was $2,644,310. This represents an EBITDA margin of 24.3 %. For the nine month period ended September 30, 2006 Adjusted EBITDA was $34,666,397 compared to $27,129,392 for the same period in 2005. EBITDA margin was 28.8 % compared to 29.3 % for the same period in 2005.

AMORTIZATION OF PROPERTY AND EQUIPMENT

The Trust began providing amortization on its property and equipment assets from the date of acquisition of the Acquired Companies. Amortization for the period ending September 2006 was $1,141,404. Amortization is applied to reduce the value of property and equipment to its estimated residual value over its estimated useful life on a declining balance basis annually or on an actual usage basis. Management assesses the carrying amount of property and equipment assets for impairment and if impairment is determined a writedown to the asset's fair value is recognized during the period.

AMORTIZATION OF INTANGIBLE ASSETS

Intangible assets, consisting of acquired customer relationships, brand and trade names and non-competition agreements are recorded at cost and amortized over their useful lives, which is estimated to be between 5 and 10 years. Intangible assets are regularly evaluated by comparing their applicable estimated future net cash flows to the unamortized net book value of the intangible asset. Any impairment would be charged to income in that period.

INTEREST

Interest expense reflects carrying costs of debt held in the Acquired Companies from date of closing to payout by the Trust including interest and penalties associated with early retirement on lease obligations.

INCOME TAXES

Petrowest, and its operating entities, are taxable entities under the Income Tax Act of Canada and are currently taxable only on income that is not distributed or distributable to the unit holders. As the Trust currently distributes all of its taxable income to the unit holders, no provision for income taxes has been made in these consolidated financial statements. Recent proposed changes to the Income Tax Act of Canada will result in a change to the status of the Trust with respect to income taxes being levied on distributions after January 1, 2011.

NET INCOME

Net income for the period from commencement of commercial operations on September 7, 2006 to September 30, 2006 was approximately $762,638. This represents earnings per unit of $ 0.027, basic and fully diluted.

RECONCILIATION OF NET EARNINGS TO EBITDA AND DISTRIBUTABLE CASH

Unaudited $000s	From the commencement of commercial operations on September 7, 2006 to September 30, 2006
Net Earnings	762
Interest	132
Amortization of property and equipment	1,142
Amortization of intangibles	672
Interest income	(5)
(Gain) loss on disposal of property and equipment	(58)
EBITDA	2,645
Unit based compensation	106
Interest	(132)
Maintenance capital expenditures [1]	(206)
Distributable Cash	2,413

RECONCILIATION OF CASH FLOW FROM OPERATIONS TO DISTRIBUTABLE CASH

Unaudited $000s	From the commencement of commercial operations on September 7, 2006 to September 30, 2006
Cash flow from operations	2,902
Changes in non-cash working capital items	(278)
	2,624
Interest income	(5)
Maintenance capital expenditures [1]	(206)
Distributable Cash	2,413
Accrued distributions to Unitholders	2,168

[1] *The Trust charges to expense all regular ongoing maintenance expense. "Maintenance capital expenditures" is defined as the amount incurred or reserved during the period to conduct infrequent major overhauls of equipment. The amount will fluctuate from period to period.*

Cash flow from operations

Excluding the effects of changes in non-cash working capital items, cash flow from operations for the period ended September 30, 2006 was $2,623,998.

The Trust believes that cash provided from operations combined with its strategy of financing certain capital asset acquisitions, specifically those assets with shorter economic lives, with short term operating leases will sustain liquidity, minimize maintenance capital expenditure costs, provide capital for growth and provide a means to maintain productive capacity.

Cash flow from financing activities

Cash from financing activities in the net amount of $129,596,642 were provided from the initial public offering and subscription of subordinated trust units. Costs of the initial public offering were $11,913,358.

Cash flow from investing activities

Investment activities consisted of the acquisition of the Acquired Companies and associated transfer of assets on closing and the purchase of new assets for use in the Trust.

ACCRUED DISTRIBUTIONS

The initial cash distribution to be paid by the Trust, will be for the period from September 7, 2006 (the closing date) to October 31, 2006. It will be paid on November 15, 2006 to Unitholders of record on October 31, 2006, and is estimated to be approximately $4,995,361 million in the aggregate, representing $0.17667 per Unit.

The Trust accrued distributions to unitholders in the amount of $2,167,851 for the period ended September 30, 2006 representing $0.07667 per unit.

Future distributions and the actual payout ratio will be at the discretion of the Board of Directors of Petrowest Energy Services General Partner Ltd. and may vary depending on the current and anticipated level of activity in the energy services industry as well as the operational performance of the various partnerships.

PROPERTY AND EQUIPMENT EXPENDITURES

Property and equipment assets recorded on the acquisition of the Acquired Companies have been recorded at the estimated fair market value of the assets at the date of acquisition. The principal assets acquired as at the date of the acquisition includes a large fleet of heavy equipment including, dozers, tracked hoe excavators, loaders, graders, scrapers, articulated rock trucks, gravel crushing equipment, and heavy haul trucks and trailers.

Property and equipment asset acquisitions incurred after the acquisition of the Acquired Companies are recorded at cost.

CONTRACTUAL OBLIGATIONS – PAYMENTS DUE BY PERIOD

	As at September 30, 2006 in $000's				
$000s	**< 1 year**	**1 - 3 Years**	**4 - 6 Years**	**Thereafter**	**Total**
Operating Leases on Equipment [1]	2,401	13,136	1,443	Nil	16,980
Operating Leases on Offices, Shop and yards [1]	421	5,737	3,975	Nil	10,133
TOTAL	2,822	18,873	5,418	Nil	27,113

Notes

(1) Operating lease obligations are described under Note 11 to the September 30, 2006 Consolidated Financial Statements.

LIQUIDITY

Working Capital

$000s	As at September 30, 2006
Cash and cash equivalents	12,894
Accounts receivable	37,004
Prepaid expenses and deposits	1,441
Inventory	3,895
Accounts payable and accrued liabilities	(24,417)
Income taxes payable	(168)
Distributions payable	(2,168)
Purchase price adjustment	(7,424)
Working capital	21,057

Working capital at September 30, 2006 was $21,057,246. This represents a working capital ratio of 1.62 : 1.00.

Purchase price adjustment

The Accrued purchase price adjustment relates to changes in working capital, shareholder loans and long-term debt and obligations under capital leases and the sale of redundant assets from the values estimated in the purchase and sale agreements to the actual amounts at closing of the transaction. The realization on these working capital, redundant assets items and final settlement of obligations will affect the net purchase price paid to the former shareholders of the Acquired Companies. Management has estimated the value of the additional payable to the vendors on a net basis to be $7,423,581. As the Trust realizes on the settlement of the various assets acquired this accrual is subject to change.

FINANCING

On November 10, 2006 Petrowest completed negotiations and entered into an agreement with certain financial lenders for an operating line of credit facility available for growth capital, acquisition and working capital needs in the amount of $60 million. Amounts drawn on the facility bear interest at rates from prime + 0% to prime + 1% based on levels of funded debt to EBITDA and is secured by a general assignment of book debts.

As at September 30, 2006 no debt instruments had been drawn upon.

UNITHOLDERS EQUITY

The Trust is authorized to issue an unlimited number of Trust Units. Prior to the conversion of the Subordinated Units, holders of Trust Units will be entitled to receive per month distributions in priority to any payments on the Subordinated Units.

The Trust is authorized to issue an unlimited number of Subordinated Units. Distributions on the Subordinated Units will be subordinated in favour of Trust Units. Distributions on the Subordinated Units will only be paid at the end of a fiscal quarter to the extent that: (i) the Trust has paid distributions per month of at least $0.10 per Trust Unit to holders of Trust Units during that quarter, and (ii) any deficiency in such distributions to holders of Trust Units during the preceding 12 months has been satisfied.

The Trust is authorized to issue an unlimited number of Special Voting Units which are not entitled to any distributions. No Special Voting Units have been issued to date.

Issued

	Outstanding	
Trust Units issued for cash net of issue costs	14,000,000	$128,087
Trust Units issued on acquisitions	12,765,094	127,651
Total Units	26,765,094	255,738
Subordinated Units		
Issued for cash	1,510,000	1,510
Issued for promissory notes	-	3,020
Less: Amount issued for promissory notes	-	(3,020)
Basic and Fully Diluted	28,275,094	$ 257,248

Trust Units were issued on closing of the initial public offering filed on August 28, 2006 at a price of $10.00 per unit. Trust issue costs in conjunction with the offering were $11,913,358.

The Trust issued to various insiders an aggregate of 1,510,000 Subordinated Units at a price of $3.00 per Subordinated Unit, $4,530,000 in the aggregate to be satisfied by payment of $1.00 in cash and $2.00 by way of a three-year promissory note that will be forgiven over three years if the subscriber remains as a director, officer or employee of Petrowest.

FINANCIAL INSTRUMENTS

Petrowest's financial instruments consist of cash and cash equivalents, accounts receivable, accounts payable, accrued liabilities, purchase price adjustment payable and distributions payable. As at September 30, 2006 there were no significant differences between the carrying amounts of these financial instruments and their estimate fair market value.

CREDIT RISK

Petrowest is exposed to credit risk on accounts receivables due from its customers. Management routinely assesses the financial strengths of customers and monitors exposure for credit losses.

RELATED PARTY TRANSACTIONS

Petrowest paid rent for office space on a building owned by an executive officer of the company in the amount of $37,100. Transactions were estimated to equal fair market value.

CRITICAL ACCOUNTING ESTIMATES AND ACCOUNTING POLICIES

Critical Accounting Estimates

As a normal part of the financial statement preparation process, management is required to make estimates and assumptions based on information available as at the financial statement date. These estimates and assumptions affect the reported amounts of assets and liabilities, the possible disclosure of contingent assets and liabilities at the date of the financial statements and the amount of revenue and expense reported for the period.

Although estimates and assumptions must be made during the financial statement preparation process, it is management's opinion that none of the estimates or assumptions were highly uncertain at the time they were made. The most significant estimate in Petrowest's financial statements is the amortization period for property and equipment, valuation of assets in the purchase equation, assumptions used in the black scholes methodology and recoverability of accounts receivable.

Accounting Policies

Petrowest is made up of various subsidiaries and limited partnerships which for the purposes of these financial statements have been consolidated to reflect the operations relating to Petrowest. These financial statements are stated in Canadian dollars and have been prepared by the management of Petrowest in conformity with Canadian generally accepted accounting principles ("GAAP").

a) Cash and cash equivalents

Included in cash and cash equivalents are bank overdrafts.

b) Inventory

Inventory consists of gravel, spare equipment parts, tires, materials and supplies and is valued at the lower of cost and net realizable value with the cost being determined on a first-in, first-out basis.

c) Property and Equipment

Property and equipment assets recorded on the acquisition of the Acquired Companies have been recorded at the estimated fair market value of the assets at the date of acquisition. Property and equipment asset acquisitions incurred after the acquisition of the Acquired Companies are recorded at cost.

Amortization is applied to reduce the value of property and equipment to its estimated residual value over its estimated useful life on a declining balance basis annually or on an actual usage basis at the following rates.

Buildings, portable buildings and fencing	2%-10%
Heavy equipment	5%-25%
Vehicles	25%-35%
Trailers	5%-25%
Equipment	15%-40%
Office Furniture and Equipment	20%-30%
Communications, computer hardware and software	30% - 60%

Management assesses the carrying amount of property and equipment assets for impairment when facts and circumstances indicate a potential impairment. If it is determined the estimated net recoverable amount, measured by either market value, if applicable, or estimated by calculating the present value of expected cash flows from the asset, is less than the net carrying amount, a write-down to the asset's fair value is recognized during the period.

d) Goodwill

Goodwill represents the excess of purchase price of the Acquired Companies over fair value of net assets acquired and liabilities assumed. Goodwill is not subject to amortization, but is tested for impairment on an annual basis, or more frequently if events occur that could result in impairment, by applying a fair value based test. The amount of impairment is determined on a reporting unit basis by deducting the fair value of liabilities from the fair value of assets to

determine an implied goodwill. This is then compared to the book value of goodwill. Any goodwill impairment is recognized as an expense in the period the impairment is determined.

e) **Intangible assets**

Intangible assets, consisting of acquired customer relationships, brand and trade names and non-competition agreements are recorded at cost and amortized over their useful lives, which is estimated to be between 5 and 10 years. Intangible assets are regularly evaluated by comparing their applicable estimated future net cash flows to the unamortized net book value of the intangible asset. Any impairment would be charged to income in that period.

f) **Revenue recognition**

Petrowest's services are generally sold based upon contractual agreements or purchase orders with the customer that include fixed or determinable prices. Revenue is recognized when services are rendered or over the rental period and when collection can be reasonably assured.

g) **Use of estimates**

The preparation of financial statements in accordance with Canadian generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the period. By their nature, these estimates are subject to measurement uncertainty and the effect on the financial statements of changes in such estimates in future periods could be significant. These estimates are reviewed periodically and as adjustments become necessary they are reported in earnings in the period in which they become known. Such estimates including providing initial valuation of assets on the acquisition of the Acquired Companies, amortization of property and equipment and intangibles, recoverability of accounts receivable, valuation of intangible assets and goodwill are the areas most subject to estimation. Actual results could differ from these estimates.

h) **Income taxes**

Petrowest, and its operating entities, are taxable entities under the Income Tax Act of Canada; however they are currently taxable only on income that is not distributed or distributable to the unit holders. As the Trust currently distributes all of its taxable income to the unit holders, no provision for income taxes has been made in these consolidated financial statements. Recent proposed changes to the Income Tax Act of Canada will result in a change to the status of Trust with respect to income taxes being levied on distributions after January 1, 2011.

i) **Stock based compensation**

Options to purchase Trust units granted under the Unit Option Plan are described in Note 8 of these financial statements. Unit based compensation is recognized in accordance with the fair-value based method of accounting. Compensation expense for unit options awarded under the plan is measured at estimated fair value at the grant date. This is done using a Binomial valuation model and is recognized as unit-based compensation expense over the vesting period of the options granted.

j) **Per Unit amounts**

Basic per unit amounts are calculated using the weighted average number of Trust Units outstanding during the period. Diluted per Unit amounts are calculated by adding potentially dilutive option units to the weighted average number of Trust Units outstanding during the period

using the treasury stock method. Potentially dilutive option units are only considered dilutive and added if, and to the extent that they are "in the money". Under this method, the diluted weighted average number of units is calculated assuming the proceeds for the exercise of the dilutive option units are purchased at the average market price for the period.

KEY RISKS AND UNCERTAINTIES

Volatility of Industry Conditions

The demand, pricing and terms for energy services largely depend upon the level of industry activity for Canadian natural gas and, to a lesser extent, oil exploration and development. Industry conditions are influenced by numerous factors over which Petrowest will have no control, including: the level of oil and gas prices; expectations about future oil and gas prices; the cost of exploring for, producing and delivering oil and gas; the expected rates of declining current production; the discovery rates of new oil and gas reserves; available pipeline and other oil and gas transportation capacity; worldwide weather conditions; global political, military, regulatory and economic conditions; and the ability of oil and gas companies to raise equity capital or debt financing.

The level of activity in the Canadian oil and gas exploration and production industry is volatile. No assurance can be given that expected trends in oil and gas production activities will continue or that demand for energy services will reflect the level of activity in the industry. Any prolonged substantial reduction in oil and natural gas prices would likely affect oil and gas production levels and therefore affect the demand for services to oil and gas customers. A material decline in oil or gas prices or Canadian industry activity could have a material adverse effect on Petrowest's business, financial condition, results of operations and cash flows and therefore on the distributions to Unitholders.

Seasonality

In Canada, the level of activity in the energy services industry is influenced by seasonal weather patterns. Spring breakup during the second quarter leaves many secondary roads temporarily incapable of supporting the weight of heavy equipment, which results in severe restrictions in the level of energy services. The duration of this period will have a direct impact on the level of Petrowest's activities. Spring breakup occurs earlier in the year in southeastern Alberta than it does in northern Alberta and British Columbia. The timing and duration of spring breakup are dependant on weather patterns but it generally occurs in April and May. Additionally, if an unseasonably warm winter prevents sufficient freezing, Petrowest may not be able to access well sites and its operating results and financial condition may therefore be adversely affected. The demand for energy services may also be affected by the severity of the Canadian winters. In addition, during excessively rainy periods, equipment moves may be delayed, thereby adversely affecting revenues. The volatility in the weather and temperature can therefore create unpredictability in activity and utilization rates, which can have a material adverse effect on Petrowest's business, financial condition, results of operations and cash flows and therefore on the distributable income to be distributed to Unitholders.

Capital Expenditures

Petrowest operates in a capital intensive business. There can be no assurance that the actual capital costs incurred by Petrowest will not be higher than anticipated. In particular, Petrowest will be subject to capital costs that it has little control over, including, but not limited to, the cost of the equipment required by Petrowest's business. Any material increase in capital costs may materially affect Petrowest's business, financial conditions, results of operations and cash flows, and therefore the distributable income to be distributed to Unitholders.

Changes in Legislation

There can be no assurance that income tax laws and other governmental programs relating to the oil and gas industry and the energy services industry, such as the status of mutual fund Trusts, will not be changed in a manner which adversely affects Unitholders. Recent proposed changes to the Income Tax

Act of Canada will result in a change to the status of Trust with respect to income taxes being levied on distributions after January 1, 2011.

Absence of Financial History
The Trust has only been carrying on business as a consolidated entity since September 7, 2006, the date the Acquired Companies were acquired by the Trust. As such, management has had limited time to integrate the financial controls and procedures of the Trust with the Acquired Companies. Difficulties in integrating the financial controls and procedures and deficiencies in financial and internal controls and procedures in respect of the Acquired Companies may have a negative effect on the Trust and its operations.

Additional risks are detailed in the Trust's prospectus dated August 28, 2006 which is available in electronic form at www.sedar.com

OUTLOOK

The Trust is starting the process of building a strong presence in the Grande Prairie region of northern Alberta. The acquisition of nine service companies and the integration efforts are well underway. Management believes that growth potential exists not only organically but also by acquisitions and both strategies will be pursued over the next number of months. Managements' objective is solid growth designed to provide sustainable distributions and accretive growth on a per unit basis.

Submitted on behalf of:

"signed"
Ken Drysdale
President and Chief Executive Officer

"signed"
John Paul CA
Chief Financial Officer

ADDITIONAL CORPORATE INFORMATION

Additional information relating to the Trust can be found on SEDAR at www.sedar.com and on the Trust's website at www.Petro-west.com



PETROWEST ENERGY SERVICES TRUST

Form 52-109F2 – Certification of Interim Filings

I, Kenneth N. Drysdale, President and Chief Executive Officer of Petrowest Energy Services General Partner Ltd., Administrator of Petrowest Energy Services Trust, certify that:

1. I have reviewed the interim filings (as this term is defined in Multilateral Instrument 52-109 *Certification of Disclosure in Issuers' Annual and Interim Filings*) of Petrowest Energy Services Trust (the "issuer"), for the interim period ending September 30, 2006;

2. Based on my knowledge, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings;

3. Based on my knowledge, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the interim filings; and

4. The issuer's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures for the issuer, and we have designed such disclosure controls and procedures, or caused them to be designed under our supervision, to provide reasonable assurance that material information relating to the issuer, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which the interim filings are being prepared.

Date: November 14, 2006.

"Kenneth N. Drysdale"

Kenneth N. Drysdale
President and Chief Executive Officer
Petrowest Energy Services General Partner Ltd.
Administrator of Petrowest Energy Services Trust

PETROWEST ENERGY SERVICES TRUST

Form 52-109F2 – Certification of Interim Filings

I, John B. Paul, Chief Financial Officer of Petrowest Energy Services General Partner Ltd., Administrator of Petrowest Energy Services Trust, certify that:

1. I have reviewed the interim filings (as this term is defined in Multilateral Instrument 52-109 *Certification of Disclosure in Issuers' Annual and Interim Filings*) of Petrowest Energy Services Trust (the "issuer"), for the interim period ending September 30, 2006;

2. Based on my knowledge, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings;

3. Based on my knowledge, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the interim filings; and

4. The issuer's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures for the issuer, and we have designed such disclosure controls and procedures, or caused them to be designed under our supervision, to provide reasonable assurance that material information relating to the issuer, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which the interim filings are being prepared.

Date: November 14, 2006.

"John B. Paul"

John B. Paul
Chief Financial Officer
Petrowest Energy Services General Partner Ltd.
Administrator of Petrowest Energy Services Trust

Petrowest Energy Services Trust
Consolidated Balance Sheet (unaudited)

$000's

Assets	**March 31, 2007**	**December 31, 2006**
Current assets		
Cash and cash equivalents	-	9,312
Accounts receivable	36,596	38,498
Prepaid expenses and other	2,242	1,517
Inventory	3,730	3,454
	42,568	52,781
Property and equipment (note 5)	89,305	91,298
Intangible assets (note 6)	51,258	53,438
Goodwill (note 4)	97,949	98,068
	281,080	295,585
Liabilities		
Current liabilities		
Bank overdraft	116	-
Accounts payable and accrued liabilities	12,065	20,296
Distributions payable	3,125	3,245
Purchase Price Adjustment Payable (note 4)	-	6,422
Current portion of obligations under capital leases	206	87
Current portion of revolving bank term loan (note 7)	2,083	-
	17,595	30,050
Obligations under capital leases	640	169
Revolving bank term loan (note 7)	22,917	15,000
	41,152	45,219
Unitholders' Equity		
Units (note 8)	257,279	257,279
Contributed surplus	628	358
Accumulated earnings	1,154	3,379
Accumulated cash distributions to unitholders	(19,133)	(10,650)
	239,928	250,366
	281,080	295,585

Commitments (note 11)

Subsequent events (note 13)

See accompanying notes to the interim unaudited consolidated financial statements

Approved on behalf of the board:

Ken Drysdale　　　　Gerald Romanzin

Petrowest Energy Services Trust

Consolidated Statement of Loss, Comprehensive Loss and Accumulated Earnings

For the three months ended March 31, 2007 (Unaudited)

	$000's
Revenue	32,863
Expenses	
Operating expenses	25,346
General and administrative	1,691
Interest	544
Amortization	7,311
	34,892
	(2,029)
Other income	
Loss on disposal of property and equipment	(246)
Interest income	50
	(196)
Net loss and comprehensive loss for the period	(2,225)
Accumulated earnings- beginning of period	3,379
Accumulated earnings- end of period	1,154
Net loss per unit - basic and diluted (note 8)	($0.08)

See accompanying notes to the interim unaudited consolidated financial statements

Petrowest Energy Services Trust

Consolidated Statement of Cash Flows

For the three months ended March 31, 2007 **(Unaudited)**

	$000's
Cash provided by (used in)	
Operating activities	
Net loss for the period	(2,225)
Items not affecting cash	
Amortization of tangible assets	5,131
Amortization of intangible assets	2,180
Unit-based compensation	270
Loss on disposal of property and equipment	246
	5,602
Changes in non-cash working capital	
Accounts receivable	1,902
Prepaid expenses	(725)
Inventory	(276)
Accounts payable and accrued liabilities	(8,231)
	(1,728)
Financing activities	
Unitholder distributions	(8,603)
Proceeds from revolving term bank loan	10,000
	1,397
Investing activities	
Adjustments to the Acquisition of Acquired Companies–working capital	119
Proceeds on property and equipment disposals	936
Purchase of property and equipment	(3,730)
Purchase price adjustment	(6,422)
	(9,097)
Decrease in cash and cash equivalents	(9,428)
Cash and cash equivalents, beginning of period	9,312
Bank overdraft, end of period	(116)
Supplementary information	
Interest paid	544
Income taxes paid	-
Non cash transactions	
Property and equipment purchase through capital leases	590

See accompanying notes to the interim unaudited consolidated financial statements

1 Nature of the Organization

Petrowest Energy Services Trust ("Petrowest" or the "Trust") is an open-ended unincorporated mutual fund trust established under and governed by the laws of the Province of Alberta pursuant to the Deed of Trust dated July 6, 2006. Commercial operations of the Trust commenced on September 7, 2006 and Petrowest began publicly trading on the Toronto Stock Exchange on that same day under the trading symbol PRW.UN. As such, since the trust was formed on July 6, 2006, there is no comparable quarter included in these financial statements.

2 Accounting Policies

These consolidated interim financial statements are stated in Canadian dollars and have been prepared by management in accordance with Canadian Generally Accepted Accounting Principles ("GAAP"). They follow the same accounting policies as the audited consolidated financial statements for the year ended December 31, 2006, except as discussed below, and should be read in conjunction with these statements.

On January 1, 2007, the Trust adopted the new CICA Handbook sections *3855 - Financial Instruments – Recognition and Measurement, 1530 – Comprehensive Income, and 3865 – Hedges.* The financial instruments standard establishes the recognition and measurement criteria of financial assets, financial liabilities and derivatives. All financial instruments are required to be measured at fair value on initial recognition of the instrument, except for certain related party transactions. Measurement in subsequent periods depends on whether the financial instrument has been classified as held-for-trading, available-for-sale, held-to-maturity, loans and receivables, or other financial liabilities as defined by the standard.

Financial assets and financial liabilities held-for-trading are measured at fair value with changes in those fair values recognized in net earnings (loss). Financial assets available-for-sale is measured at fair value, with changes in those fair values recognized in other comprehensive income (loss). Financial assets held-to-maturity, loans and receivables and other financial liabilities are measured at amortized cost using the effective interest method of amortization. The methods used by the Trust in determining the fair value of financial instruments are unchanged as a result of implementing the new standard.

The Trust has no financial instruments or activities that give rise to other comprehensive income (loss). The Trust's cash and cash equivalents are designated as held-for-trading and are measured at carrying value, which approximates fair value due to the short-term nature of these instruments. Accounts receivable are designated as loans and receivables. Accounts payable and accrued liabilities, distribution payable, and the credit facility are designated as other liabilities and are recorded at cost.

3 Seasonality

Petrowest's operations are in northern Alberta and northeast British Columbia. Accordingly, the operations are susceptible to the impacts of the seasons. Quarter one is in the winter months and is subject to frozen conditions, periods of extreme cold and snow. This is typically a busy quarter for oil and gas exploration and development as drilling activity focuses on areas located in muskeg and swamp type conditions not normally accessible in a non-frozen state. Quarter two is generally the slowest period for Petrowest's operations. Spring time melt conditions result in soft, wet ground generally referred to as spring breakup, and the implementation of road bans which prevent heavy load transportation on roadways. Quarter three encompasses the summer months, and Petrowest's activity is average with work relating to oil and gas projects in areas that do not entail access through muskeg. Quarter four starts out similar to the summer activity and ramps up as the ground freezes and access is permitted.

4 Acquisitions

Pursuant to a prospectus dated August 28, 2006, Petrowest issued Units of the Trust and used the proceeds, through its subsidiaries, to acquire 100% of the outstanding shares of Safetymaster Rentals Corporation, R Bee Crushing Ltd., Wales Contractors Ltd., Roy Larson Construction Ltd., Gordon Bros. Construction Ltd., 404434 Alberta Corporation, Murtron Hauling Ltd., Neuwest Equipment Rentals Inc, Northern Tractor Sales and Rentals Co. Ltd., and their affiliates ("Acquired Companies"). The estimated purchase price of the Acquired Companies calculated as the base purchase price plus working capital less debt was $230,934,992, subject to post closing adjustments for actual working capital and debt and the sale of redundant assets.

The Acquisitions have been accounted for using the purchase method with the assets acquired and liabilities assumed recorded at their estimates of fair value. An allocation of the consideration is as follows:

Net assets acquired	**$000's**
Cash acquired on acquisition	6,115
Accounts receivable	37,648
Prepaid expenses	680
Inventories	4,158
Accounts payable and accrued liabilities	(27,257)
Income taxes payable	(215)
Property and equipment	82,699
Intangibles	56,223
Goodwill	97,949
Total	258,000
Consideration given for value of shares and shareholder loans of acquired companies	
Net cash to vendors	103,284
Cash repayment of working capital adjustments	(2,055)
Purchase price adjustment	6,422
Retirement of long-term debt and capital lease obligations	22,698
	130,349
Trust Units (12,765,094 units issued)	127,651
Total	258,000

5 Property and Equipment

$000's	Cost	Accumulated Amortization	March 31, 2007 Net Book Value	December 31, 2006 Net Book Value
Buildings,portable buildings and fencing	3,774	234	3,540	3,284
Heavy equipment	81,230	8,629	72,601	75,087
Equipment under capital lease	969	43	926	247
Vehicles	2,548	471	2,077	2,281
Trailers	7,784	596	7,188	7,427
Equipment	2,337	578	1,759	1,941
Office furniture and equipment	194	43	151	148
Communications, computer hardware and software	716	168	548	420
Leasehold improvements	47	1	46	46
Subtotal	99,599	10,763	88,836	90,881
Assets under construction	469	-	469	417
	100,068	10,763	89,305	91,298

6 Intangible Assets

		$000's	March 31, 2007	December 31, 2006
	Cost	Accumulated Amortization	Net Book Value	Net Book Value
Non Competition Agreements	26,786	3,009	23,777	25,098
Brand and Trade Names	5,387	605	4,782	5,048
Customer Relationships	24,050	1,351	22,699	23,292
Total	56,223	4,965	51,258	53,438

7 Revolving Bank Term Loan

The Trust has a $60 million credit facility available for growth capital, acquisition and working capital needs. Loan security is provided by a first charge debenture, a general security agreement and a general assignment of book debts. The credit facility has a one year revolving term which may be extended over an additional 364 days at the discretion of the lender on application by the trust. No principal repayments are required until 90 days after the end of the term of the loan. Principal is then repayable in twelve equal quarterly installments over 36 months. Interest is payable monthly at floating rates between prime and prime + 1.0% depending on the Trust's debt to trailing twelve month EBITDA ratio. The term "EBITDA" is defined as: earnings before interest expenses net of interest income, gain on disposal of assets, amortization of property and equipment and amortization of intangible assets.

Current debt levels require payment of interest at prime.

As at March 31, 2007 the Trust had drawn $25,000,000 on its credit facility for use in the acquisition of equipment. If requested at the end of the term in November of 2007, the first quarterly principal payment would not be due until February 2008 and $2,083,333 has been reported as the current portion.

Principal payments due in the next four years as at March 31, 2007 are as follows:

	$000's
2007	-
2008	2,083
2009	8,333
2010	8,333
2011	6,251

8 Unitholders' Capital

Authorized

The Trust is authorized to issue an unlimited number of Trust Units. Holders of Trust Units will be entitled to receive monthly distributions to the extent declared by the Trust's Board of Trustees in priority to any payments on the Subordinated Units.

8 Unitholders' Capital - continued

Issued

	Outstanding	$000's
Trust Units issued for cash net of issue costs	14,000,000	128,118
Trust Units issued on acquisitions (note 3)	12,765,094	127,651
Total Units	26,765,094	255,769
Subordinated Units		
Issued for cash	1,510,000	1,510
Issued for promissory notes	-	3,020
Less: Amount issued for promissory notes	-	(3,020)
Basic and fully diluted – December 31, 2006 and March 31, 2007	28,275,094	257,279

Trust Units were issued on closing of the initial public offering on September 7, 2006 at a price of $10.00 per unit. Trust issue costs in conjunction with the offering were $11,882,043.

Prior to the IPO, the Trust issued to various insiders an aggregate of 1,510,000 Subordinated Units at a price of $3.00 per Subordinated Unit, $4,530,000 in the aggregate to be satisfied by payment of $1.00 in cash and $2.00 by way of a three-year promissory note that may be forgiven at the option of the Trust over three years if the subscriber remains as a director, officer or employee of Petrowest.

9 Stock Based Compensation

Petrowest implemented a stock option plan whereby options to acquire Trust Units may be granted to directors, officers, employees and consultants.

The aggregate number of Trust units issuable upon the exercise of options outstanding under the plan at any time may not exceed 10% of the issued and outstanding Trust Units. The period during which an option granted under the Plan is exercisable may not exceed five years from the date such option is granted. The options issued under the Plan vest 1/3 after one year, 1/3 after two years and 1/3 after three years.

As at March 31, 2007	Number of options outstanding	Weighted average exercise price
Granted – September 7, 2006	2,605,000	$10.00
Expired	-	-
Outstanding, December 31, 2006 and March 31, 2007	2,605,000	$10.00
Exercisable, December 31, 2006 and March 31, 2007	-	-

The Trust recorded compensation expense and contributed surplus of $270,000 for the three months ended March 31, 2007. Compensation expense has been included in general and administrative expenses.

10 Related Party Transactions

Petrowest paid rents for office and shop space under leases entered into with certain former vendors in the amount of $321,460. Future lease commitments associated with the transactions are included in note 11.

Transactions were estimated to equal fair market value.

11 Commitments

The Trust has entered into operating leases for office and shop premises and equipment that provide for minimum annual lease payments in the twelve month periods ending as follows:

	$000's
March 31, 2008	10,928
March 31, 2009	9,100
March 31, 2010	5,944
March 31, 2011	4,018
March 31, 2012	2,396

12 Segmented Information

The Trust determines its reportable segments based on the structure of its operations, which are primarily focused on four principal business segments – Construction, Transportation, Civil and Rentals. The following is selected financial information for each business segment.

For the three months ended March 31, 2007 **(unaudited)**

	Construction	Transportation	$000's Civil	Rentals	Corporate	Total
Total Revenue	10,661	12,232	9,976	2,365	-	35,234
Less inter-segment revenue	(677)	(925)	(25)	(744)	-	(2,371)
Revenue	9,984	11,307	9,951	1,621	-	32,863
Operating and general and administrative	7,663	9,507	6,809	1,367	1,691	27,037
Interest Expense	4	3	38	3	496	544
Interest income	(1)	(1)	(0)	(0)	(48)	(50)
Loss on disposal of equipment	83	4	159	-	-	246
Amortization	2,309	1,816	1,497	1,521	168	7,311
Net loss	(74)	(22)	1,448	(1,270)	(2,307)	(2,225)

12 Segmented Information - continued

As at March 31, 2007 (unaudited)

Selected balance sheet items	Construction	Transportation	Civil	Rentals	Corporate	Total
Property and equipment	28,221	18,580	21,504	19,164	1,836	89,305
Intangibles	15,202	18,752	9,063	8,241	-	51,258
Goodwill	26,800	31,539	26,225	13,385	-	97,949

All transactions between segments were initially recorded at approximate market rates. Transactions between segments have been eliminated on consolidation.

13 Subsequent Events

On May 9, 2007 Petrowest entered into agreements to acquire all of the outstanding shares and shareholder loans of Cutbank Trucking Ltd. and Cutbank Transport Ltd., (collectively, "Cutbank"), Jim Moffatt Construction Ltd. and 921639 Alberta Ltd., (collectively, "Jim Moffatt Construction"), Quigley Contracting Ltd, 529805 B.C. Ltd. and LMQ Enterprises Ltd., (collectively, "Quigley Contracting Ltd."), Rick's Mechanical Services Ltd. and Tri-Dave Gravel Sales Ltd (the "Acquired Companies"). The maximum total purchase price for the Acquired Companies will be approximately $94.2 million, comprised of the payment of approximately $50.4 million in cash, the issuance of approximately 4.3 million trust units of Petrowest and the assumption of approximately $10.2 million of debt of the Acquired Companies (assuming a trust unit price of $7.75). The effective maximum total purchase price is reduced by changes in working capital for the period from January 1, 2007 to closing which accrue to the benefit of Petrowest. In addition, the terms of the agreements require minimum working capital on the acquisitions to be approximately $11.1 million in the aggregate. It is estimated that actual cash balances acquired on closing will be in excess of $6.0 million. The revenue generated by these companies in aggregate over their last fiscal year was approximately $76.6 million.

The Acquisitions will be accounted for using the purchase method with the assets acquired and liabilities assumed recorded at their estimates of fair value. Approximate consideration is subject to normal course post closing adjustments.

Cutbank Trucking Ltd. and Cutbank Transportation Ltd. are operated together as one business and specialize in hauling logs and gravel and the provision of log loading equipment in Grande Prairie, Alberta. Cutbank Trucking Ltd. was formed in 1972 and Cutbank Transportation Ltd. was formed in 1997.

Jim Moffatt Construction Ltd. is a lease and road building company operating in northern Alberta. Jim Moffatt Construction Ltd. was formed in 1992 and operates from its base in Worsley, Alberta. In addition to lease and road building, Jim Moffatt Construction Ltd. also operates a 250-man camp permanently located in Worsley.

Rick's Mechanical Services Ltd. is a mid-size lease and road builder based in Peace River, Alberta. Rick's Mechanical Services Ltd. was formed in 1993 and has achieved a positive working relationship with the Woodland Cree First Nation in providing services to oil sand developers operating on the traditional lands of the Woodland Cree First Nation.

Quigley Contracting Ltd. is a lease and road building companies operating in Fort St. John, British Columbia. Quigley Contracting Ltd. was formed in 1990 by Rick Quigley. The acquisition of Quigley Contracting Ltd. will expand Petrowest's geographical footprint into the northern regions of British Columbia.

13 Subsequent Events - continued

Tri-Dave Gravel Sales Ltd. is a gravel crushing operation that operates in the Edmonton area. Tri-Dave Gravel Sales Ltd. was formed in 1984. Tri-Dave Gravel Sales Ltd. will provide additional capacity to Petrowest's crushing operations conducted by R. Bee Crushing.

The trust units issued pursuant to the acquisitions will be subject to escrow, with 25% of such units to be issued on the first anniversary of closing and the remainder on the second anniversary of closing.

Effective May 1, 2007, Petrowest signed a memorandum of understanding for the acquisition of the road construction equipment assets owned by a subsidiary of the Woodland Cree First Nations ("WCFN") for $4.0 million. In conjunction with the asset purchase, Petrowest and WCFN will enter into a major strategic alliance, structured as a joint venture, which will see Petrowest provide a combination of services within the WCFN traditional lands.

On April 27, 2007, Petrowest approved the implementation of a DRIP program which provides the opportunity for unitholders to reinvest the cash distributions towards the purchase of additional units from treasury at a price equal to 95% of the average market price based on weighted average trading prices for the ten days prior to distribution payment date.




Petrowest

PETROWEST ENERGY SERVICES TRUST ANNOUNCES $94.2 MILLION OF ACQUISITIONS, MAJOR STRATEGIC ALLIANCE, FIRST QUARTER RESULTS AND DRIP IMPLEMENTATION

Calgary, Alberta, May 9, 2007.

Petrowest Energy Services Trust ("Petrowest" or the "Trust") (TSX - "PRW.UN") announced today that it has entered into agreements to acquire five private road construction, gravel crushing and log hauling businesses in the Grande Prairie and Peace River regions of Alberta and the Ft. St. John region of British Columbia for an aggregate purchase price of approximately $94.2 million. The revenue generated by these companies over their last fiscal year totaled approximately $76.6 million. These acquisitions will expand the Trust's geographic footprint, client base and provide increased utilization of assets within the Trust. In addition Petrowest also announced that it has also entered into a memorandum of understanding with the Woodland Cree First Nations ("WCFN") that contemplates a major strategic alliance, structured as a joint venture, which will see Petrowest provide a combination of services within the WCFN traditional lands comprising over 3,800 square miles, including a significant portion of the Peace River oil sands. This memorandum of understanding also contemplates that Petrowest will acquire road construction equipment from a subsidiary of the WCFN for a purchase price of $4.0 million.

Taken together, these acquisitions significantly enhance Petrowest's existing infrastructure business and provide access to a significant portion of the expansion activities associated with the Peace River Oil Sands development.

The maximum total purchase price for the acquisitions will be approximately $94.2 million, comprised of the payment of $50.4 million in cash, the issuance of approximately 4.3 million trust units of Petrowest and the assumption of $10.3 million of debt of the companies (assuming a trust unit price of $7.75). The effective total purchase price is reduced by changes in working capital for the period from January 1, 2007 to closing which accrue to the benefit of Petrowest. In addition, the terms of the agreements require minimum working capital on the acquisitions to be approximately $11.1 million in the aggregate. It is estimated that actual cash balances acquired on closing will be in excess of $6.0 million

Concurrently, Petrowest intends to expand the Trust's available credit facilities. This expanded facility will be used to fund the cash portion of the acquisitions and to repay the assumed debt.

The trust units issued pursuant to the acquisitions will be subject to escrow, with 25% of such units to be issued on the first anniversary of closing and the remainder on the second anniversary of closing.

The acquisitions announced today involve acquiring all of the outstanding shares and shareholder loans of Cutbank Trucking Ltd. Cutbank Transport Ltd., Jim Moffatt Construction Ltd., Quigley Contracting Ltd, Rick's Mechanical Services Ltd. and Tri-Dave Gravel Sales Ltd. In addition, Petrowest will acquire the road construction equipment of Woodland Cree Industries Ltd.

During the most recent fiscal year of the companies to be acquired by Petrowest, the combined Adjusted EBITDA acquired by Petrowest aggregates approximately $24.3 million. Giving effect to the benefit of the working capital accruing to Petrowest for the period from January 1, 2007 to closing and the cash balances acquired, the net total purchase price paid represents an average multiple of the aggregate Adjusted EBITDA for the last fiscal year of approximately 3.6 times. The acquisitions are anticipated to be accretive to Petrowest's revenue, EBITDA and cash flow on a per unit basis

"Each of the companies to be acquired is well established with a significant operating history, experienced and proven management and a business that will provide synergies with Petrowest's existing competencies, clients, industries, work activities and geographic region", said Kenneth N. Drysdale, President and Chief Executive Officer of Petrowest. "Not only do these acquisitions bring an accretive financial contribution, but they strengthen Petrowest in our target geographic region. The operators that will join Petrowest as part of the acquisitions, Ray Wardill, Jim Moffatt, Rick Serhan, Rick Quigley and Dave Hall are experienced operators who will fit well with Petrowest's corporate culture and we are pleased to have them as part of Petrowest. Overall, we are excited with this first step in the execution of our acquisitions strategy and look forward to working with the new members of the Petrowest group of companies".

The agreements contemplate that the acquisitions are effective as of January 1, 2007 and Petrowest will receive the benefit of the earnings of these companies from that date. Consistent with Petrowest's philosophy, the agreements are conditional upon key management entering into employment agreements with Petrowest. The agreements include customary representations, warranties and indemnities in favour of Petrowest as well as condition precedents in favour of both Petrowest and the companies to be acquired and their shareholders which must be satisfied prior to closing. Petrowest anticipates that closing will occur on or about May 18, 2007.

Cutbank Trucking Ltd. and Cutbank Transportation Ltd. are operated together as one business and specialize in hauling logs and gravel and the provision of log loading equipment in Grande Prairie, Alberta. Cutbank Trucking Ltd. was formed in 1972 by Pat Garrett and Cutbank Transportation Ltd. was formed in 1997 by Ray Wardill.

Jim Moffatt Construction Ltd. is one of the larger lease and road building companies operating in northern Alberta. Jim Moffatt Construction Ltd. was formed in 1992 by Jim and Lois Moffatt and operates from its base in Worsley, Alberta. This acquisition will expand Petrowest's geographical footprint north to Rainbow Lake and High Level in northern Alberta. In addition to lease and road building, Jim Moffatt Construction Ltd. operates a 250-man camp permanently located in Worsely.

Rick's Mechanical Services Ltd. is a mid-size lease and road builder based in Peace River, Alberta. Rick's Mechanical Services Ltd. was formed in 1993 and has achieved a positive working relationship with the Woodland Cree First Nation in providing services to oil sand developers operating on the traditional lands of the Woodland Cree First Nation.

Quigley Contracting Ltd. is one of the larger lease and road building companies in Fort St. John, British Columbia. Quigley Contracting Ltd. was formed in 1990 by Rick Quigley. The acquisition of Quigley Contracting Ltd. will expand Petrowest's geographical footprint into the northern regions of British Columbia.

Tri-Dave Gravel Sales Ltd. is a mid size gravel crushing operation that operates throughout Alberta. Tri-Dave Gravel Sales Ltd. was formed in 1984 by David Hall. Tri-Dave Gravel Sales Ltd. will provide additional capacity to Petrowest's crushing operations conducted by R. Bee Crushing which are fully committed through 2008.

STRATEGIC ALLIANCE

Petrowest has entered into a memorandum of understanding with the WCFN pursuant to which Petrowest and the WCFN will enter into a joint venture to provide services to oil sands developers operating on the traditional lands of the WCFN which encompass a significant portion of the Peace River Oil Sands. As noted above, the memorandum of understanding also contemplates the purchase by Petrowest of construction equipment from Woodland Cree Industries Ltd. Implementation of the strategic alliance is subject to completion of a formal joint venture agreement, expected to occur by July 1, 2007. In the interim Petrowest will operate as a subcontractor to a wholly owned subsidiary of the WCFN to meet current client demands for services.

DISTRIBUTION REINVESTMENT PLAN ("DRIP")

Petrowest has recently implemented a DRIP program which provides the opportunity for unitholders to reinvest their cash distributions towards the purchase of additional units from treasury at a price equal to 95% of the average market price based on weighted average trading price for the ten days prior to the distribution payment date. Details of the program are available in Petrowest's Information Circular dated April 30, 2007 filed on SEDAR. Petrowest has implemented the plan, effective immediately, to maintain a strong balance sheet and finance profitable growth in the future. As an indication of their confidence in Petrowest's future their active founding vendors have indicated that they will initially participate in the DRIP program at an average 75% take up rate on their tradable units. The active founding vendors currently hold approximately 46% of the trust's tradable units, before giving effect to the acquisitions described herein.

FIRST QUARTER 2007 FINANCIAL HIGHLIGHTS

First quarter 2007 financial results reflect the realities of a significant weakening of energy sector activity consistent with the decline in activity in the fall of 2006. (Petrowest current infrastructure services are approximately 65% drilling related and 35% industrial). Commodity price uncertainty impacted Petrowest's customers who lowered their drilling plans for at the first quarter of 2007.

Selected financial highlights for the first quarter include:

Revenue	$32.9 million
EBITDA	$5.8 million
Net Gain (Loss)	($2.2 million)
Working Capital	$25.0 million
Debt Facility	$60.0 million
Long Term Debt	$25.8 million
Distributions Per Unit	$0.30
Payout Ratio	153%

OUTLOOK

Petrowest believes it will exit the year on an upward trend and with a strong balance sheet. The projected 2007 exit Debt to EBITDA ratio target is 1.37 times or less and the projected annual average distribution to EBITDA ratio is 85% or less.

The Petrowest 2007 projections are based on the following facts and assumptions:

- The projected accretiveness of the pending acquisitions.
- Larger regional footprint in northern Alberta and British Columbia.
- The current positive working capital balance of $25.0 million.
- Current long term debt of $25.8 mm versus line of credit of $60 million.
- Minimal growth capital required to the end of 2007.
- Improving natural gas prices and continued strong oil price.
- Clients expressing confidence in a more active second half based on expanded budgets.
- Implementation of a DRIP program.
- A participation rate (averaging 75% take up) by the active founding vendors in the new DRIP program.

Management and the Board of Directors of Petrowest recognize that the exit numbers at the end of 2007 are sustainable only in the short term. Long term distribution payout ratios at or less than 75% and debt to EBITDA ratios of less than 1:1 are still the primary objectives for sustainable operations and long term stable growth of the Trust.

Based on the above facts and assumptions, and recognizing the long term primary objectives of the Trust, Management and the Board of Directors have elected to maintain distributions at the current level. However, changes to circumstances, indications of a prolonged downturn in energy activity, or current unforeseen circumstances including the failure of the base business operations or the new acquisitions to perform as expected could result in the necessity for future distribution cuts to ensure satisfactory year end exit numbers and that the Trust will exit the year end on an upward trend.

MANAGEMENT'S DISCUSSION AND ANALYSIS

The following Management's Discussion and Analysis (MD&A) is dated May 9, 2007. The MD&A should be read in conjunction with Petrowest Energy Services Trust's ("Petrowest" or the "Trust") unaudited interim consolidated financial statements as at and for the three months ended March 31, 2007, as well as the MD&A's of the "Acquired Companies" contained in the Trust's prospectus dated August 28, 2006, the MD&A for the December 31, 2006 year end, and the Trust's audited consolidated financial statements for the period ended December 31, 2006. The Trust was formed on July 6, 2006, and commenced trading on the TSX on September 7, 2006. This date should be viewed as the effective start of commercial operations. Revenue and expense analysis focuses primarily on the changes in the first quarter of 2007.

FINANCIAL HIGHLIGHTS

$000's except per unit amounts, margins and ratios	For the three months ended March 31, 2007
Financial Results	
Revenue	32,863
EBITDA	5,826
EBITDA margin	17.7%
Net earnings(loss)	(2,225)
Total assets	281,080
Total liabilities	41,152
Unitholders' equity	239,928
Financial Position and Liquidity	
Working capital	24,973
Working capital ratio	2.42:1
Total revolving bank term loan and obligations under capital leases (including current portion)	25,846
Weighted average number of units outstanding – basic and diluted	28,275,094
Distributions per unit	$0.30
Payout ratio	153%
Net earnings(loss) per unit – basic and diluted	($0.08)
Unit price – March 31, 2007	$7.09

BASIS OF PRESENTATION

These financial statements are stated in Canadian dollars and have been prepared by the management of Petrowest in conformity with Canadian generally accepted accounting principles ("GAAP") and have been prepared following the same accounting policies and methods of application as the audited consolidated financial statements of the Trust for the fiscal year end December 31, 2006. Accounting measurements at interim dates inherently involve greater reliance on estimates than at year-end and the results of operations for the interim periods shown in these statements are not necessarily indicative of the results to be expected for the fiscal year. In the opinion of management, the accompanying unaudited interim consolidated financial statements included all adjustments (of a normal recurring nature) necessary to present fairly the consolidated results of its operations and cash flows for the three months.

NON-GAAP MEASURES

In this MD&A the Trust uses the term "Distributable Cash" to refer to the amount of cash that is expected to be available for distributions to the unitholders; the term "EBITDA" to refer to earnings before interest expenses net of interest income, loss on disposal of assets, amortization of property and equipment and amortization of intangible assets; the term "EBITDA Margin" to refer to a fraction, the numerator of which is EBITDA and the denominator of which is Revenue; the term "Cash Flow From Operations Before Changes in Non-Cash Working Capital" to refer to cash provided by operating activities before changes to accounts receivable, prepaid expenses, inventory and accounts payable and accrued liabilities; the term "Distributions Per Unit" to refer to a fraction, the numerator of which is distributions paid or accrued to unitholders and the denominator of which is the number of trust units issued; the term "Net Debt" to refer to the sum of total obligations under capital leases and revolving equipment loans, less cash and cash equivalents; the term "Cash Flow From Operations Before Changes in Non-Cash Working Capital Per Unit" to refer to a fraction of which the numerator is Cash Flow From Operations Before Changes in Non-Cash Working Capital and the denominator is the number of trust units issued; the term "Cash Flow From Operating Activities Per Unit" to refer to a fraction of which the numerator is cash provided by operating activities and the denominator is the number of trust units issued and the term "Payout Ratio" to refer to a fraction of which the numerator is distributions paid or accrued to unitholders and the denominator is Distributable Cash. The terms Distributable Cash, EBITDA, EBITDA Margin, Cash Flow From Operations Before Changes in Non-Cash Working Capital, Distributions per Unit, Net Debt, Cash Flow From Operating Activities Per Unit and Payout Ratio are not measures recognized by Canadian generally accepted accounting principles ("GAAP") and do not have standardized meanings prescribed by GAAP and therefore may not be comparable to performance measures presented by others.

Readers are cautioned that "Distributable Cash", "EBITDA", "EBITDA Margin", "Cash Flow From Operations Before Changes in Non-Cash Working Capital", "Distributions per Unit", "Net Debt", "Cash Flow From Operations Before Changes in Non-Cash Working Capital Per Unit", "Cash Flow From Operating Activities Per Unit" and "Payout Ratio" should not be considered as alternatives to net earnings, cash flow from operating activities or other measures of financial performance calculated in accordance with GAAP.

Management views Distributable Cash as an operating performance measure, as it is a measure generally used by Canadian income funds as an indicator of financial performance. As the Trust will distribute substantially all of its cash on an ongoing basis (after providing for certain amounts described in the following MD&A) and since EBITDA, EBITDA Margin, Cash Flow From Operations Before Changes in Non-Cash Working Capital, Distributions per Unit, Net Debt, Cash Flow From Operations Before Changes in Non-Cash Working Capital Per Unit, Cash Flow From Operating Activities Per Unit and Payout Ratio as respectively defined above are metrics used by many investors to compare issuers on the basis of their ability to generate cash from operations, management believes that, in addition to net earnings, EBITDA, EBITDA Margin and are useful supplemental measures from which to make adjustments to determine distributable cash. The estimate of Distributable Cash has been prepared using assumptions which management believes are reasonable and supportable, all of which reflect the Trust's planned course of action given management's judgment about the most probable set of economic conditions.

DESCRIPTION OF BUSINESS

Petrowest is an unincorporated, open-ended, limited purpose, mutual fund trust established under the laws of Alberta. Petrowest is involved in pre-drilling and post-completion energy services, construction and hauling and is based in the Grande Prairie area of northern Alberta. Approximately two-thirds of the Trust's services are provided to the energy sector and the remainder of services is provided to other industries. The ongoing operations have been segregated into four limited partnerships and the assets and operations are maintained within those partnerships. Petrowest does business within the various partnerships under the trade operating names described below:

Petrowest Construction LP

Petrowest Construction LP operates under the trade names of "Gordon Bros. Construction", "Roy Larson Construction", and "Wales Contractors" and specializes in the construction of oil and gas lease well site pads, road construction, remediation of oil and gas well sites, and civil infrastructure work for non oil and gas clients. Petrowest Construction LP operates a fleet of heavy equipment including dozers, tracked hoe excavators, articulated rock haulers, compactors, graders, and scrapers as well as other ancillary support equipment.

Petrowest Transportation LP

Petrowest Transportation LP operates under the trade names of, "D&D Well Services" and "Murtron Hauling" and specializes in the transportation of oil and gas drilling rigs, well site equipment and heavy equipment as well as specialty hauling services including log loading and hauling and gravel loading and hauling. The Transportation LP operates a fleet of heavy transport trucks, trailers, jeeps, boosters, and log and gravel loading equipment as well as other ancillary support equipment.

Petrowest Civil Services LP

Petrowest Civil Services LP operates under the trade names of, "R. Bee Crushing", and "S.O.S. Oilfield Safety". The Civil Services LP specializes in mobile aggregate rock crushing and sand screening for gravel supply operations throughout Alberta and British Columbia operating a fleet of cone and jaw crusher units, conveyor and sand stacker units, loaders, dozers, tracked hoe excavators and articulated rock trucks. The Civil Services LP also provides safety services including safety supervision and rental of safety air units and wash units provide for safety support during oil and gas drilling operations and plant turnarounds.

Petrowest Rental Services LP

Petrowest Rental Services LP operates under the new trade name of "Nu-Northern Tractor Rentals" and specializes in heavy equipment rentals to oil and gas companies, oil sand clients, and independent contractors working in the oil and gas, mining, logging, pulp and paper and civil construction industries. The Rental Services LP operates a fleet of heavy equipment including dozers, tracked hoe excavators, articulated rock haulers, compactors and side-boom pipelayers.

The Trust's operations are primarily in the deep drilling market regions of the Western Canadian Sedimentary Basin ("WCSB") with operations in northern Alberta and northeastern British Columbia. The WCSB is one of the largest oil and gas producing regions in North America. Much of the terrain in the WCSB is considered rugged, resulting in access issues due to dense bush, muskeg, bedrock and mountainous terrain all of which are complicated by the weather in the region. Historically this region has been less impacted by cyclical swings in market prices due to the longer lead times in access, drilling and completion of planned wells. Oil and gas producer companies have generally taken a longer term view of project work in the area with consistent growth in drilling activity.

Weather also has a direct impact on the operations of Petrowest. Oil and gas drilling activity is generally stronger November through March as frozen ground conditions allow for the exploration in areas with muskeg conditions. Wet weather in the spring and early summer months hinder the activity. As frost comes out of the ground, road conditions deteriorate and municipalities impose temporary weight restrictions on road surfaces ("road bans"), thus placing restriction on access and trucking operations. Operations normally gain strength in late June and continue through to the end of summer and fall. A short slowdown normally exists in late fall until freezing conditions allow for winter work activity to recommence.

BUSINESS FUNDAMENTALS

Oil and Gas Overview

Activity in the Western Canadian Sedimentary Basin ("WCSB") continues to be influenced by lower commodity pricing based on lower demand, higher finding and development costs impacting capital budgets and additional new equipment in the energy services sector to meet the increase in natural gas drilling over the past five years. These factors directly impact Petrowest's operations, which derives approximately two-thirds of its revenues from oil and gas exploration and development activities.

The Canadian Association of Oilwell Drilling Contractors ("CAODC") reports wells drilled and completed in Western Canada primarily in the WCSB increasing from 2005 at 21,925 to 22,127 in 2006 with a current estimate of 19,023 in 2007. The number of gas wells drilled has declined from 72% of total wells drilled in 2004 to 69% in 2006 which reflects an emphasis on oil exploration activities due to stronger prices for oil in the past several years.

The above factors and the continued growth in both the conventional oil drilling and oilsands development and the strength of Alberta's overall economy continue to provide opportunities in the oil and gas sector.

Oil Sand Operations

In 2006 Alberta's oil sands were the source of about 69% of the province's total crude oil and equivalent production. According to the Canadian Association of Petroleum Producers (CAPP), in 2006 industry investment in Alberta's oil sands totaled approximately $10 billion. Annual oil sands production is growing steadily as the industry matures. Output of marketable oil sands production increased to 1.2MM barrels per day (bbl/d) in 2006 or approximately 36% of Canada's total oil and liquids production.

Within Alberta there are three recognized oil sand areas, the largest, the Athabasca Oil Sands is a huge deposit containing an estimated 1.3 trillion barrels of oil. The Cold Lake area also has sizable oil sand deposits estimated at 200 billion barrels. The Peace Oil Sands is a resource containing an estimated 155 billion barrels of oil

The Trust is geographically positioned in Grande Prairie on the western edge of the Peace Oil Sands projects. The Trust currently provides trucking, equipment rental, and lease and road building construction to clients operating in the Peace Oil Sands. These projects are in an infancy stage relative to the Athabasca Oil Sand projects and the Trust is working to establish relationships with the major operators in this area.

In addition, the Trust currently provides services to clients and producers operating in the Athabasca Oil Sands markets with respect to gravel and aggregate crushing and equipment rentals in the Fort McMurray area. Planned future investment and development by producer companies in both Fort McMurray and Peace River are expected to continue to grow rapidly over the next five years.

Other Services

The Trust performs services for clients not tied to oil and gas. These services included gravel and aggregate crushing, gravel loading/hauling and placing, log loading and hauling, equipment hauling, lease road building and maintenance for municipal, county and commercial and residential projects and equipment rental to commercial, logging and mining operations. Approximately 35% of the Trust's revenue is currently derived from work provided to these sectors. Management is currently pursuing bids

or negotiations on work tied to a number of these planned projects and is optimistic that the Trust will be successful in future participation on many of the projects.

Based on 2005 Alberta government statistics, forests cover more than 60% of Alberta's total land base, equal to approximately 94 million acres or almost 147,000 square miles. Of this land base, 87% is on public lands and managed for sustainable development with over 75 million seedlings planted every year to sustain the forests. Alberta Forest Products Association estimates Alberta's forest sector generates $8.4 billion in revenues with growth expectations of approximately 0.4% annually from 2005 to 2010. As at December 31, 2006 there were approximately 5 major forestry related projects proposed or underway in the Peace River region, the Trust's primary operation area. These projects totaled approximately $490 million dollars of which approximately 90% of the project values are being undertaken by clients the Trust currently works for.

As of December 2006, according to statistics released by the Alberta government, there are approximately 135 major projects proposed or underway in the Peace River Region. The value of these projects is approximately $1.19 billion, although it is reasonable to expect that not all proposed projects will proceed. A large number of these projects will requires services the Trust is able to provide including gravel crushing and supply, gravel hauling and road and site construction.

ACQUISITIONS

The Trust was formed by a deed of trust dated July 6, 2006. Pursuant to a prospectus dated August 28, 2006 the Trust issued units and used the proceeds, through its subsidiaries, to acquire 100% of the outstanding shares of the Acquired Companies described in Note 4 to the March 31, 2007 interim unaudited financial statements. The estimated purchase price of the Acquired Companies was approximately $258.0 million including post closing adjustments for actual working capital acquired and the actual Acquired Companies' debt balances retired on the acquisition. The purchase price was funded by payment of approximately $107.6 million net cash payable to the vendors, $22.7 million retirement of debt and the issuance of units by the Trust for proceeds of $127.7 million,. In conjunction with the acquisitions, all debt and capital lease obligations were repaid by Petrowest through the use of proceeds from the offering.

There is currently a dispute with Northern Tractor associated with the valuation of certain working capital items and the valuation of redundant assets retained by the vendor. The total disputed amount is approximately $3.7 million of which the trust has collected to date approximately $2.9 million associated with amounts in dispute. Arbitration of these amounts is expected to occur prior to the end of the third quarter of 2007 and adjustments required to the purchase price, if any, may be material.

SUBSEQUENT EVENTS

On May 9, 2007 Petrowest entered into agreements to acquire all of the outstanding shares and shareholder loans of Cutbank Trucking Ltd. and Cutbank Transport Ltd. (collectively, "Cutbank"), Jim Moffatt Construction Ltd. and 921639 Alberta Ltd., (collectively, "Jim Moffatt Construction"), Quigley Contracting Ltd, 529805 B.C. Ltd. and LMQ Enterprises Ltd., (collectively, "Quigley Contracting Ltd."), Rick's Mechanical Services Ltd. and Tri-Dave Gravel Sales Ltd (collectively, the "Acquired Companies"). The maximum total purchase price for the Acquired Companies will be approximately $94.2 million, comprised of the payment of approximately $50.4 million in cash, the issuance of approximately 4.3 million trust units of Petrowest and the assumption of approximately $10.2 million of debt of the Acquired Companies.(assuming a trust unit price of $7.75) The effective maximum total purchase price is reduced by changes in working capital for the period from January 1, 2007 to closing which accrue to the benefit of Petrowest. In addition, the terms of the agreements require minimum working capital on the acquisitions to be approximately $11.1 million in the aggregate. It is estimated that actual cash balances acquired on closing will be in excess of $6.0 million. The revenue generated by these companies in aggregate over their last fiscal year was approximately $76.6 million.

The Acquisitions will be accounted for using the purchase method with the assets acquired and liabilities assumed recorded at their estimates of fair value. Approximate consideration is subject to normal course post closing adjustments.

Cutbank Trucking Ltd. and Cutbank Transportation Ltd. are operated together as one business and specialize in hauling logs and gravel and the provision of log loading equipment in Grande Prairie, Alberta. Cutbank Trucking Ltd. was formed in 1972 and Cutbank Transportation Ltd. was formed in 1997.

Jim Moffatt Construction Ltd. is a lease and road building company operating in northern Alberta. Jim Moffatt Construction Ltd. was formed in 1992 and operates from its base in Worsley, Alberta. In addition to lease and road building, Jim Moffatt Construction Ltd. also operates a 250-man camp permanently located in Worsley.

Rick's Mechanical Services Ltd. is a mid-size lease and road builder based in Peace River, Alberta. Rick's Mechanical Services Ltd. was formed in 1993 and has achieved a positive working relationship with the Woodland Cree First Nation in providing services to oil sand developers operating on the traditional lands of the Woodland Cree First Nation.

Quigley Contracting Ltd. is a lease and road building companies operating in Fort St. John, British Columbia. Quigley Contracting Ltd. was formed in 1990 by Rick Quigley. The acquisition of Quigley Contracting Ltd. will expand Petrowest's geographical footprint into the northern regions of British Columbia.

Tri-Dave Gravel Sales Ltd. is a gravel crushing operation that operates in the Edmonton area. Tri-Dave Gravel Sales Ltd. was formed in 1984. Tri-Dave Gravel Sales Ltd. will provide additional capacity to Petrowest's crushing operations conducted by R. Bee Crushing.

The trust units issued pursuant to the acquisitions will be subject to escrow, with 25% of such units to be issued on the first anniversary of closing and the remainder on the second anniversary of closing.

Effective May 1, 2007, Petrowest signed a memorandum of understanding for the acquisition of the road construction equipment assets owned by a subsidiary of the Woodland Cree First Nations ("WCFN") for $4.0 million. In conjunction with the asset purchase, Petrowest and WCFN will enter into a major strategic alliance, structured as a joint venture, which will see Petrowest provide a combination of services within the WCFN traditional lands.

On April 27, 2007, Petrowest approved the implementation of a DRIP program which provides the opportunity for unitholders to reinvest the cash distributions towards the purchase of additional units from treasury at a price equal to 95% of the average market price based on weighted average trading prices for the ten days prior to distribution payment date.

SUMMARY OF RESULTS- QUARTERLY ANALYSIS

Petrowest commenced trading on the Toronto Stock Exchange on September 7, 2006, the day of commencement of commercial operations of the Trust. Accordingly, the first quarter of fiscal 2007 has no comparative figures for the same period in the previous year, as the Trust was not yet created.

$000s *except per unit amounts, margins and ratios*	Q1 2007	Q4-2006	Q3-2006 (Stub) [1]
Revenue by segment			
Construction	9,984	11,089	2,520
Transportation	11,307	11,954	3,726
Civil	9,951	10,124	3,697
Rentals	1,621	2,662	964
Total Revenue	32,863	35,829	10,907
Operating expenses by segment			
Construction	7,663	7,820	1,857
Transportation	9,507	9,649	3,052
Civil	6,809	6,567	2,242
Rentals	1,367	1,051	604
Total operating expenses	25,346	25,087	7,755
Administrative Expenses	1,691	1,291	507
EBITDA [2]	**5,826**	**9,451**	**2,645**
Amortization of property and equipment	5,131	4,682	1,142
Amortization of intangible assets	2,180	2,113	672
Interest - net	494	59	127
Loss (gain) on disposal of assets	246	(20)	(58)
Net earnings (loss)	**(2,225)**	**2,617**	**762**
Net earnings (loss) per unit basic and diluted	($0.08)	$0.09	$0.03

Notes [1] *Q3-2006 stub is for the period from September 7, 2006 to September 30, 2006.*

[2] *The term EBITDA is not a measure recognized by Canadian generally accepted accounting principles ("GAAP") and does not have standardized meanings prescribed by GAAP.*

REVENUE

Consolidated revenue for Q1 of 2007 was $32,862,905 compared to $35,829,197 in Q4 of 2006. This represents a decline of $2,966,292 or 8.3%. The impact of the softening of oil and gas drilling activity in the Trust's work area that commenced in late November of 2006 and the early shutdown of drilling activity in early March had significant impacts in the last two quarters to total revenues. In addition, all segments were impacted severely by excessive snowfall in northern Alberta in Q1 which hampered operations and reduced productivity.

While revenue declined over Q4 of 2006 the segment contributions to total revenue have remained fairly consistent since inception of the Trust. Each segment contributed to revenue as follows: Construction: $9,984,118 or 30%, Transportation: $11,306,226 or 34%, Civil: $9,951,420 or 30%, and Rentals: $1,621,141 or 5%.


Consolidated Revenue By Segment
5%
30%
30%
35%
Construction
Transportation
Civil
Rentals

As a percentage of overall revenue compared to Q4 of 2006, the civil segment remained unchanged, the rentals segment declined by 3%, the construction segment increased by 1% and the transportation segment increased by 2%.

INTER SEGMENT REVENUES

Eliminated from the financial statements is $2,370,743 ($1,786,431 – 2006 Q4) of inter-segment sales and the offsetting costs at the same value. These inter-segment sales relate to the market value of activity between the various segments of the Trust, including the Transportation segment hauling equipment on behalf of the Construction and Civil segments, the Rentals segment supplying equipment to the Civil segment and other cross utilization of manpower and equipment.

OPERATING EXPENSES

Operating expenses on a consolidated basis for the three months ended March 31, 2007 were $25,345,392 or 77% of revenue. This compares to $25,086,481 or 70% of revenue for Q4 of 2006.

The combinations of adverse weather and consequent decline in productivity, the severe decline in drilling activity, and the costs of the more than 25% increased capacity added to each of the operating segments in the prior year resulted in a continuing decline in operating margins.

On a per segment basis the following is the results by segment:

The Construction segment costs in Q1 of 2007 increased to 76.8% of revenue from 70.5% in Q4 of 2006. This segment was negatively impacted by an early slowdown in activity in Q1. Actual drilling activity deteriorated quickly in early March but the upfront lease building started a rapid decline much earlier in the quarter. This compounded by the heavy snowfalls in the area and the subsequent lost productivity and the costs of increased operating capacity resulted in the increase in costs for the segment.

The Transportation segment costs increased to 84.0% of revenue from 80.7% in Q4 of 2006. This segment was impacted by the same circumstances as the construction segment, however margins were not quite as severely impacted. The additional capacity added to this group reduced somewhat the reliance on third party subcontractors and consequently the margin decline was slightly less.

The Civil segment costs increased to 68.4% of revenue from 64.9% in Q4 of 2006. This segment is not dependent on drilling activity for the majority of operations. However productivity is generally the poorest in the winter months specifically Q1 due to freezing conditions, requirements for ripping of overburden, frost digging conditions and the resulting general lower throughput of aggregate crushed products.

The Rental segment costs increased to 84.3% of revenue from 39.5% in Q4 of 2006. This segment of the Trusts operations were impacted the hardest of all segments. A significant portion of the Trusts articulated rock trucks previously employed in the oil sand operations in Fort McMurray were off rent for the month of January and part of February. In addition, pipeline operations in the area were delayed significantly in the current year and rental utilization was down on the Trusts fleet of pipeline equipment. This combined with the costs of the more than 50% increase in capacity to this division resulted in poorer than expected performance for this segment.

GENERAL AND ADMINISTRATIVE

General and administrative expenses for Q1 of 2007 were $1,691,666 or 5% of revenue compared to $1,291,718 or 3.6% or revenue for Q4 of 2006. Additional costs related to additional accounting and administrative staff, additional consulting costs evaluating the impacts of the federal tax announcements and staff training costs associated with the new accounting and management system implemented in conjunction with the integration of the Acquired Companies.

EBITDA

EBITDA for the period ended March 31, 2007 was $5,825,848.[1] This represents an EBITDA margin of 17.7%.[2]

[1] EBITDA is calculated as net earnings of $(2,224,339) plus interest expense of $543,636 less interest income of $50,289, plus loss on disposal of assets of $245,809 plus amortization of property and equipment and amortization of intangible assets of $7,311,031.

[2] EBITDA Margin is a fraction of which EBITDA of $5,825,848 is the numerator and revenue of $32,862,905 is the denominator.

AMORTIZATION OF PROPERTY AND EQUIPMENT

Amortization for the period ending December 31, 2006 was $5,131,389. Amortization is applied to reduce the value of property and equipment to its estimated residual value over its estimated useful life on a declining balance basis annually or on an actual usage basis

AMORTIZATION OF INTANGIBLE ASSETS

Intangible assets, consisting of acquired customer relationships, brand and trade names, and non-competition agreements are recorded at cost and amortized over their useful lives, which is estimated to be between 5 and 10 years. Intangible assets are regularly evaluated by comparing their applicable estimated future net cash flows to the unamortized net book value of the intangible asset. Any impairment would be charged to income in that period.

INTEREST

Interest expense reflects carrying costs on lease obligations, interest on capital lease obligations and interest on the revolving bank term loan.

INCOME TAXES

Petrowest, and its operating entities, are taxable entities under the Income Tax Act of Canada and are currently taxable only on income that is not distributed or distributable to the unit holders. As the trust currently distributes all of its taxable income to the unit holders, no provision for income taxes has been made in these consolidated financial statements.

On October 31, 2006, the Minister of Finance (Canada) announced income tax proposals which, if enacted, would modify the taxation of certain flowthrough entities including mutual fund trusts and their unitholders (the "October 31 Proposals"). The October 31 Proposals will apply to a specified investment flowthrough ("SIFT") trust and will apply a tax at the trust level on distributions of certain income from such SIFT trust at a rate of tax comparable to the combined federal and provincial corporate tax rate. These distributions will be treated as dividends to the Trust unitholders.

On March 19, 2007, the Government of Canada tabled in Parliament Bill C-52 draft legislation to implement the October 31 Proposals discussed above. Bill C-52, which has received first reading, appears to be generally consistent with details included in the October 31 announcement.

It is expected that Petrowest will be characterized as a SIFT trust and as a result would be subject to the October 31 Proposals. The October 31 Proposals are to apply commencing January 1, 2007 for all SIFT trusts that begin to be publicly traded after October 31, 2006 and commencing January 1, 2011 for all SIFT trusts that were publicly traded on or before October 31, 2006. Subject to the qualification below regarding the possible loss of the four year grandfathering period in the case of undue expansion, it is expected that Petrowest will not be subject to the October 31 Proposals until January 1, 2011.

Under the existing provisions of the Income Tax Act, Petrowest can generally deduct, in computing its income for a taxation year, any amount of income that it distributes to unitholders in the year and, on that basis, Petrowest is generally not liable for any material amount of tax.

Pursuant to the October 31 Proposals, commencing January 1, 2011, (subject to the qualification below regarding the possible loss of the four year grandfathering period in the case of undue expansion), Petrowest will not be able to deduct certain of its distributed income (referred to as specified income). Petrowest will become subject to a distribution tax on this specified income at a special rate estimated to be 31.5%.

Petrowest may lose the benefit of the four year grandfathering period if Petrowest exceeds the limits on the issuance of new trust units and convertible debt that constitute normal growth during the grandfathering period (subject to certain exceptions). The normal growth limits are calculated as a percentage of Petrowest's market capitalization of $248.9 million on October 31, 2006 as follows: 40 percent for the period November 1, 2006 to December 31, 2007, 20 percent for each of 2008, 2009 and 2010. Unused portions may be carried forward until December 31, 2010.

Pursuant to the October 31, 2007 proposals, the distribution tax will only apply in respect of distributions of income and will not apply to returns of capital.

If the October 31 Proposals are implemented, it is expected that the imposition of tax at the Petrowest Trust level under the October 31 Proposals will materially reduce the amount of cash available for distributions to unitholders and Petrowest may be required to make income tax provisions in the future.

NET INCOME

Net loss for the period ended March 31, 2007 was $(2,224,339). This represents a net loss per unit of $0.08, basic and fully diluted.

RECONCILIATION OF NET EARNINGS TO EBITDA AND DISTRIBUTABLE CASH

Management views distributable cash as an operating performance measure, as it is a measure generally used by Canadian income funds as an indicator of financial performance. As the Trust will distribute substantially all of its cash on an ongoing basis (after providing for certain amounts described below) and since EBITDA (as defined in "Non-GAAP Measures") are metrics used by many investors to compare issuers on the basis of their ability to generate cash from operations, management believes that, in addition to net earnings, EBITDA is a useful supplemental measure from which to make adjustments to determine distributable cash. The estimate of distributable cash has been prepared using assumptions which management believes are reasonable and supportable, all of which reflect the Partnerships planned course of action given management's judgment about the most probable set of economic conditions.

$000s	For the three months ended March 31, 2007
Net loss	(2,225)
Interest	544
Amortization of property and equipment	5,131
Amortization of intangibles	2,180
Interest income	(50)
Loss on disposal of property and equipment	246
EBITDA	5,826
Unit based compensation	270
Interest	(544)
Distributable Cash	5,552

RECONCILIATION OF CASH FLOW FROM OPERATIONS TO DISTRIBUTABLE CASH

$000s	For the three months ended March 31, 2007
Cash flow from operations	(1,728)
Changes in non-cash working capital items	7,330
	5,602
Interest income	(50)
Distributable Cash	**5,552**
Distributions funded from financing activities	**2,931**
Combined total distributions paid or payable[1]	**8,483**
Payout ratio[2] **– combined unitholders**	**153%**

(1) *Combined total distributions paid or payable is calculated as total units outstanding of 28,275,094 multiplied by the approved distributions for the period of $0.30 per unit.*

(2) *Payout ratio is a fraction of which distributions paid or payable of $8,482,528 is the numerator and distributable cash of $5,552,501 is the denominator.*

DISTRIBUTABLE CASH

In the calculation of distributable cash management has not provided a reserve for maintenance capital expenditures. Currently all significant maintenance expenditures have been expensed within the current period and no required maintenance have been deferred on any equipment. In addition, since commencement of operations in September of 2006, the Trust has added approximately $40 million in additional equipment financed by debt and operating leases that have increased the capacity of each segment by at least 25%.

In light of the current significant weakening of the energy sector activity and current lower equipment utilization, management believes that the significant capital expenditures incurred in the prior period for the replacement of older equipment and increase in capacity, provide the Trust with the capacity to sustain operations into 2008 without the need for any significant additional maintenance capital expenditures.

Further capital expenditures for the year, to the extent they are approved, will be targeted toward the gravel crushing operations that have confirmed work into 2008 that exceed present capacity levels.

It is anticipated that a return to more normal levels of energy sector activity will require a future provision for maintenance capital expenditures in 2008 to replace older equipment. It is anticipated that this provision will be in the range of $3.5 million to $6.5 million per annum depending on future activity levels and equipment utilization.

Cash used in operations

Excluding the effects of changes in non-cash working capital items, cash flow from operations for the three months ended March 31, 2007 was $5,602,501.

Cash provided from financing activities

Cash from financing activities in the net amount of $1,397,472 were provided from the drawdown of the Trust's operating line of credit of $10 million which is offset by the distributions of $8.6 million.

Cash used in investing activities

Investment activities relate to the purchase of new property and equipment assets and the payment of required final purchase price adjustment amounts

DISTRIBUTIONS

Actual distributions paid in the quarter by the Trust to unitholders are as follows:

Distributions to Trust Unit Holders

Record Date	Date Paid	Amount per Unit	Total Distributions
December 31, 2006	January 15, 2007	$0.10	$2,676,509
January 31, 2007	February 15, 2007	$0.10	$2,676,509
February 28, 2007	March 15, 2007	$0.10	$2,676,509

Distributions to Subordinated Unit Holders

Record Date	Date Paid	Amount per Unit	Total Distributions
December 31, 2006	March 23, 2007	$0.37667	$568,772

Future distributions and the actual payout ratio will be at the discretion of the Board of Directors of Petrowest Energy Services General Partner Ltd. and may vary depending on the current and anticipated level of activity in the energy services industry as well as the operational performance of the various partnerships.

PROPERTY AND EQUIPMENT EXPENDITURES

Property and equipment asset acquisitions incurred in the quarter were $3,730,945.

CONTRACTUAL OBLIGATIONS – PAYMENTS DUE BY PERIOD

	As at March 31, 2007				
$000s	< 1 year	1 - 3 Years	4 - 6 Years	Thereafter	Total
Bank Indebtedness[1]	2,083	22,917	-	-	25,000
Obligations under Capital leases[2]	206	640	-	-	846
Operating Leases on Equipment [3]	9,490	10,692	958	-	21,140
Operating Leases on Offices, Shop and yards [3]	1,438	4,314	719	-	6,471
TOTAL	13,217	38,563	1,677	-	53,457

Notes

(1) Bank Indebtedness is described under Note 7 to the March 31, 2007 Consolidated Financial Statements.

(2) Obligations under Capital leases is described under Note 9 to the December 31, 2006 Consolidated Financial Statements.

(3) Operating lease obligations are described under Note 11 to the March 31, 2007 Consolidated Financial Statements.

LIQUIDITY

Working Capital

$000s	As at March 31 2007
Accounts receivable	36,596
Prepaid expenses and deposits	2,242
Inventory	3,730
Excess of checks issued over deposits	(116)
Accounts payable and accrued liabilities	(12,065)
Distributions payable	(3,125)
Current portion of revolving equipment loan	(2,083)
Current portion of obligations under capital leases	(206)
Working capital	24,973

Working capital at March 31, 2007 was $24,973,602 represents a working capital ratio of 2.42 :1.

REVOLVING BANK TERM LOAN

The Trust has a $60 million operating line of credit facility available for growth capital, acquisition and working needs. Loan security is provided by a first charge debenture, a general security agreement and a general assignment of book debts. No principal repayments are required on the revolving bank term loan until 90 days after the end of the term of the loan. Principle is then repayable in twelve equal quarterly installments over 36 months. No principal payment is required if the loan is renewed. Interest is payable monthly at rates between prime and prime + 1.0% depending on the Trust's debt to EBITDA ratio. Current debt levels require payment of interest at prime.

As at March 31, 2007 the Trust had drawn $25,000,000 on its credit facility for use in the acquisition of equipment and retirement of purchase price adjustments. $22,916,667 has been classified a long term as the first quarterly installment payment of $2,083,333, if requested at the end of the term in November of 2007, would be due February of 2008. The remaining eleven quarterly installments would be repayable over 3 years.

UNITHOLDERS' EQUITY

The Trust is authorized to issue an unlimited number of Trust Units. Prior to the conversion of the Subordinated Units, holders of Trust Units will be entitled to receive per month distributions in priority to any payments on the Subordinated Units.

The Trust is authorized to issue an unlimited number of Subordinated Units. Distributions on the Subordinated Units will be subordinated in favour of Trust Units. Distributions on the Subordinated Units will only be paid at the end of a fiscal quarter to the extent that: (i) the Trust has paid distributions per month of at least $0.10 per Trust Unit to holders of Trust Units during that quarter, and, (ii) any deficiency in such distributions to holders of Trust Units during the preceding 12 months has been satisfied.

The Trust is authorized to issue an unlimited number of Special Voting Units which are not entitled to any distributions. No Special Voting Units have been issued to date.

Issued	**Outstanding**	**$000's**
Trust Units issued for cash net of issue costs	14,000,000	128,118
Trust Units issued on acquisitions (note 4)	12,765,094	127,651
Total Units	26,765,094	255,769
Subordinated Units		
Issued for cash	1,510,000	1,510
Issued for promissory notes	-	3,020
Less: Amount issued for promissory notes	-	(3,020)
Basic and Fully Diluted	28,275,094	257,279

Trust Units were issued on closing of the initial public offering on September 7, 2006 at a price of $10.00 per unit. Trust issue costs in conjunction with the offering were $11,882,043.

Prior to the IPO, the Trust issued to various insiders an aggregate of 1,510,000 Subordinated Units at a price of $3.00 per Subordinated Unit, $4,530,000 in the aggregate to be satisfied by payment of $1.00 in cash and $2.00 by way of a three-year promissory note that may be forgiven at the option of the Trust over three years if the subscriber remains as a director, officer or employee of Petrowest.

RELATED PARTY TRANSACTIONS

Petrowest paid rents for office and shop space under leases entered into with certain former vendors in the amount of $321,460. Future lease commitments associated with the transactions are included in note 13 to the financial statements.

Transactions were estimated to equal fair market value.

FINANCIAL INSTRUMENTS

On January 1, 2007, the Trust adopted the new CICA Handbook sections *3855 - Financial Instruments – Recognition and Measurement, 1530 – Comprehensive Income, and 3865 – Hedges.* The financial instruments standard establishes the recognition and measurement criteria of financial assets, financial liabilities and derivatives. All financial instruments are required to be measured at fair value on initial recognition of the instrument, except for certain related party transactions. Measurement in subsequent periods depends on whether the financial instrument has been classified as held-for-trading, available-for-sale, held-to-maturity, loans and receivables, or other financial liabilities as defined by the standard.

Financial assets and financial liabilities held-for-trading are measured at fair value with changes in those fair values recognized in net earnings (loss). Financial assets available-for-sale is measured at fair value, with changes in those fair values recognized in other comprehensive income (loss). Financial assets held-to-maturity, loans and receivables and other financial liabilities are measured at amortized cost using the effective interest method of amortization. The methods used by the Trust in determining the fair value of financial instruments are unchanged as a result of implementing the new standard.

The Trust has no financial instruments or activities that give rise to other comprehensive income (loss). The Trust's cash and cash equivalents are designated as held-for-trading and are measured at carrying value, which approximates fair value due to the short-term nature of these instruments. Accounts receivable are designated as loans and receivables. Accounts payable and accrued liabilities, distribution payable, and the credit facility are designated as other liabilities and are recorded at cost.

CRITICAL ACCOUNTING ESTIMATES AND ACCOUNTING POLICIES

Critical Accounting Estimates

The unaudited interim consolidated financial statements for the quarter ended March 31, 2007 have been prepared in accordance with the accounting policies described in the notes to the annual audited financial statements posted on SEDAR. As a normal part of the financial statement preparation process, management is required to make estimates and assumptions based on information available as at the financial statement date. These estimates and assumptions affect the reported amounts of assets and liabilities, the possible disclosure of contingent assets and liabilities at the date of the financial statements and the amount of revenue and expense reported for the period.

Although estimates and assumptions must be made during the financial statement preparation process, it is management's opinion that none of the estimates or assumptions were highly uncertain at the time they were made. The most significant estimates in Petrowest's financial statements are the amortization period for property and equipment, valuation of assets in the purchase equation, assumptions used in the binomial valuation methodology and recoverability of accounts receivable.

KEY RISKS AND UNCERTAINTIES

Risks are detailed in the Trust's prospectus dated August 28, 2006 which is available in electronic form at www.sedar.com and will be detailed in the Trust's Annual Information Form and the Audited Consolidated Financial Statements and Management Discussion and Analysis for the year ended December 31, 2006 which will be available in electronic form at www.sedar.com after March 31, 2007.

FINANCIAL DISCLOSURES

During the period ended March 31, 2007, no change occurred to Petrowest's internal control over financial reporting that has materially affected or is reasonably likely to materially affect Petrowest's internal control over financial reporting.

The Chief Executive Officer and the Chief Financial Officer continue to evaluate the effectiveness of Petrowest's disclosure controls and procedures taking into consideration the functions performed by its Disclosure Committee, the review and oversight of all executive officers and the board, as well as the process and systems in place for filing regulatory and public information. Petrowest's established review process and disclosure controls are designed to ensure that all required information, reports and filings required under Canadian securities legislation are properly submitted and recorded in accordance with those requirements over financial reporting as of March 31, 2007 pursuant to the requirements of Multilateral Instrument 52-109 of the Canadian Securities Administrators.

Petrowest has integrated nine private companies and completed the data conversion of the existing accounting systems within the Acquired companies to a common accounting system platform. All nine entities were live on the new accounting platform as at January 1, 2007.

As part of the Trust's transition from nine owner managed control environments that existed in the Acquired Companies to an acceptable public company control environment, the Trust engaged third party consultants to assist with the design, documentation and testing of original internal control systems, new proposed improvements, interim measures during the conversion and planned implementation on completion of the conversion. By their nature certain planned controls, or controls that would exist on

completion of the data conversion, could not be tested because they were not fully operational at the time of testing.

Based on the ongoing evaluations performed, the CEO and CFO have concluded that the design and operation of the Trust's disclosure controls and procedures were effective as at March 31, 2007 to ensure that information required to be disclosed by the Trust in reports filed under Canadian securities laws is gathered, recorded, processed, summarized and reported within the time periods specified under Canadian securities laws and is accumulated and communicated to management, including the CEO and CFO, to allow timely decisions regarding required disclosure as required under Canadian securities laws.

Further, based on the Trust's mitigating procedures, the CEO and the CFO have satisfied themselves that potential weaknesses in controls as described in the 2006 year end management discussion and analysis, have not resulted in material errors in the financial statements of the current quarter. Management and the Board of Directors are committed to transparency and completeness of financial reporting and disclosure. The existence of the identified control weaknesses need not necessarily be interpreted as evidence of a lack of integrity, of unsound business practices or of unacceptable risks to its shareholders and other related parties.

It should be noted that while Petrowest's principal executive officer and principal financial officer believe that Petrowest's disclosure controls and procedures provide a reasonable level of assurance that they are effective, they do not expect that Petrowest's disclosure controls and procedures or internal control over financial reporting will prevent all errors and fraud. A control system, no matter how well conceived or operated, can provide only reasonable, not absolute, assurance that the objectives of the control system are met.

Internal control systems, no matter how well designed, have inherent limitations. Therefore, even those systems determined to be effective can provide only reasonable assurance with respect to financial statement preparation and presentation. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate

OUTLOOK

Petrowest believes it will exit the year on an upward trend and with a strong balance sheet. The projected 2007 exit Debt to EBITDA ratio target is 1.37 times or less and the projected annual average distribution to EBITDA ratio is 85% or less.

The Petrowest 2007 projections are based on the following facts and assumptions:

- The projected accretiveness of the pending acquisitions.
- Larger regional footprint in northern Alberta and British Columbia.
- The current positive working capital balance of $25.0 million.
- Current long term debt of $25.8 mm versus line of credit of $60 million.
- Minimal growth capital required to the end of 2007.
- Improving natural gas prices and continued strong oil price.
- Clients expressing confidence in a more active second half based on expanded budgets.
- Implementation of a DRIP program.
- A participation rate (averaging 75 % take up) by the active founding vendors in the new DRIP program.

Management and the Board of Directors of Petrowest recognize that the exit numbers at the end of 2007 are sustainable only in the short term. Long term distribution payout ratios at or less than 75% and debt to EBITDA ratios of less than 1:1 are still the primary objectives for sustainable operations and long term stable growth of the Trust.

Based on the above facts and assumptions, and recognizing the long term primary objectives of the Trust, Management and the Board of Directors have elected to maintain distributions at the current level. However, changes to circumstances, indications of a prolonged downturn in energy activity, or current unforeseen circumstances including the failure of the base business operations or the new acquisitions to perform as expected could result in the necessity for future distribution cuts to ensure satisfactory year end exit numbers and that the Trust will exit the year end on an upward trend.

ADDITIONAL CORPORATE INFORMATION

Additional information relating to the Trust including the Trust's Annual Information Form, can be found on SEDAR at www.sedar.com and on the Trust's website at www.petro-west.com

FORWARD LOOKING STATEMENTS

Certain information and statements contained in this MD&A constitute forward-looking information, including the anticipated costs associated with the purchase of capital equipment, expectations concerning the nature and timing of growth within the various business units operated through affiliates of the Trust, expectations respecting the competitive position of such business units, expectations concerning the financing of future business activities, statements as to future economic and operating conditions, oil sands production and investment, oil sands reserves and revenues from oil and gas and non-oil and gas activities. **Readers should review the cautionary statement respecting forward-looking information that appears below. Any forward statements are made as of the date hereof and the Trust does not undertake to publicly update and review such statements to reflect new events, subsequent events or otherwise.**

The information and statements contained in this MD&A that are not historical facts are forward-looking statements. Forward-looking statements (often, but not always, identified by the use of words such as "seek", "plan", "continue", "estimate", "project", "predict", "potential", "targeting", "intend", "could", "might", "should", "believe", "expect", "may", "anticipate" or "will" and similar expressions) may include plans, expectations, opinions, or guidance that are not statements of fact. Forward-looking statements are based upon the opinions, expectations and estimates of management as at the date the statements are made and are subject to a variety of risks and uncertainties and other factors that could cause actual events or outcomes to differ materially from those anticipated or implied by such forward-looking statements. These factors include, but are not limited to, such things as changes in industry conditions (including the levels of capital expenditures made by oil and gas producers and explorers), the credit risk to which the Trust is exposed in the conduct of its business, fluctuations in prevailing commodity prices or currency and interest rates, the competitive environment to which the various business units are, or may be, exposed in all aspects of their business, the ability of the Trust's various business units to access equipment (including parts) and new technologies and to maintain relationships with key suppliers, the ability of the Trust's various business units to attract and maintain key personnel and other qualified employees, various environmental risks to which the Trust's business units are exposed in the conduct of their operations, inherent risks associated with the conduct of the businesses in which the Trust's business units operate, timing and costs associated with the acquisition of capital equipment, the impact of weather and other seasonal factors that affect business operations, availability of financial resources or third-party financing and the impact of new laws or changes in administrative practices on the part of regulatory authorities. Forward-looking information respecting the anticipated costs associated with the purchase of capital equipment are based upon historical prices for various classes of equipment, expectations relating to the impact of inflation on the future cost of such equipment and management's views concerning the negotiating leverage of the Trust and its affiliates. Forward-looking information concerning the nature and timing of growth within the various business units is based on the current budget of the Trust (which is subject to change), factors that affected the historical growth of such

business units, sources of historic growth opportunities and expectations relating to future economic and operating conditions. Forward-looking information concerning the future competitive position of the Trust's business units is based upon the current competitive environment in which those business units operate, expectations relating to future economic and operating conditions and current and announced build programs and other expansion plans of other organizations that operate in the energy service business. Forward-looking information concerning the financing of future business activities is based upon the financing sources on which the Trust and its predecessors have historically relied and expectations relating to future economic and operating conditions. Forward-looking information concerning future economic and operating conditions is based upon historical economic and operating conditions, opinions of third-party analysts respecting anticipated economic and operating conditions. Although management of the Trust believes that the expectations reflected in such forward looking statements are reasonable, it can give no assurance that such expectations will prove to have been correct. ***Accordingly, readers should not place undue reliance upon any of the forward-looking information set out in this MD&A.*** *All of the forward looking statements of the Trust contained in this MD&A are expressly qualified, in their entirety, by this cautionary statement. The various risks to which the Trust is exposed are described under "Key Risks and Uncertainties" herein and under "Risk Factors" detailed in the Trust's prospectus dated August 28, 2006 and the Trust's Annual Information Form dated April 2, 2007*

PETROWEST ENERGY SERVICES TRUST
Form 52-109F2 – Certification of Interim Filings

I, Kenneth N. Drysdale, President and Chief Executive Officer of Petrowest Energy Services General Partner Ltd., Administrator of Petrowest Energy Services Trust, certify that:

1. I have reviewed the interim filings (as this term is defined in Multilateral Instrument 52-109 *Certification of Disclosure in Issuers' Annual and Interim Filings*) of Petrowest Energy Services Trust (the "issuer") for the interim period ending March 31, 2007;

2. Based on my knowledge, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings;

3. Based on my knowledge, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the interim filings;

4. The issuer's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures and internal control over financial reporting for the issuer, and we have:

   (a) designed such disclosure controls and procedures, or caused them to be designed under our supervision, to provide reasonable assurance that material information relating to the issuer, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which the interim filings are being prepared; and

   (b) designed such internal control over financial reporting, or caused it to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with the issuer's GAAP; and

5. I have caused the issuer to disclose in the interim MD&A any change in the issuer's internal control over financial reporting that occurred during the issuer's most recent interim period that has materially affected, or is reasonably likely to materially affect, the issuer's internal control over financial reporting.

Date: May 10, 2007.

"Kenneth N. Drysdale"

Kenneth N. Drysdale
President and Chief Executive Officer
Petrowest Energy Services General Partner Ltd.
Administrator of Petrowest Energy Services Trust

PETROWEST ENERGY SERVICES TRUST
Form 52-109F2 – Certification of Interim Filings

I, John B. Paul, Chief Financial Officer of Petrowest Energy Services General Partner Ltd., Administrator of Petrowest Energy Services Trust, certify that:

1. I have reviewed the interim filings (as this term is defined in Multilateral Instrument 52-109 *Certification of Disclosure in Issuers' Annual and Interim Filings*) of Petrowest Energy Services Trust (the "issuer") for the interim period ending March 31, 2007;

2. Based on my knowledge, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings;

3. Based on my knowledge, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the interim filings;

4. The issuer's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures and internal control over financial reporting for the issuer, and we have:

   (a) designed such disclosure controls and procedures, or caused them to be designed under our supervision, to provide reasonable assurance that material information relating to the issuer, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which the interim filings are being prepared; and

   (b) designed such internal control over financial reporting, or caused it to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with the issuer's GAAP; and

5. I have caused the issuer to disclose in the interim MD&A any change in the issuer's internal control over financial reporting that occurred during the issuer's most recent interim period that has materially affected, or is reasonably likely to materially affect, the issuer's internal control over financial reporting.

Date: May 10, 2007.

"John B. Paul"

John B. Paul
Chief Financial Officer
Petrowest Energy Services General Partner Ltd.
Administrator of Petrowest Energy Services Trust

Petrowest Energy Services Trust
Consolidated Balance Sheet (unaudited)

	$000's	
Assets	**June 30, 2007**	**December 31, 2006**
Current assets		
Cash and cash equivalents	1,244	9,312
Accounts receivable	48,225	38,498
Prepaid expenses and other	4,316	1,517
Inventory	3,729	3,454
	57,514	52,781
Property and equipment (note 5)	130,803	91,298
Intangible assets (note 6)	66,208	53,438
Goodwill (note 7)	119,666	98,068
Future income taxes (note 11)	1,499	-
	375,690	295,585
Liabilities		
Current liabilities		
Accounts payable and accrued liabilities	20,999	20,296
Corporate taxes payable	934	-
Distributions payable	4,028	3,245
Purchase consideration payable (note 4(a) and 4(c))	2,000	6,422
Current portion of obligations under capital leases	331	87
Current portion of revolving bank term loan (note 8)	15,000	-
	43,292	30,050
Obligations under capital leases	827	169
Revolving bank term loan (note 8)	75,000	15,000
Future income taxes (note 11)	13,468	-
	132,587	45,219
Unitholders' Equity		
Units (note 9)	290,350	257,279
Warrants (note 9)	270	-
Contributed surplus	898	358
Accumulated (loss) earnings	(19,917)	3,379
Accumulated cash distributions to unitholders	(28,498)	(10,650)
	243,103	250,366
	375,690	295,585
Commitments and contingency (notes 4(c) and 13)		

See accompanying notes to the interim unaudited consolidated financial statements

Approved on behalf of the board:

Ken Drysdale

Mark Schweitzer

Petrowest Energy Services Trust
Consolidated Statement of Loss, Comprehensive Loss and Accumulated Earnings

For the three and six months ended June 30, 2007 **(Unaudited)**

	$000's	
	Three Months Ended June 30, 2007	Six Months Ended June 30, 2007
Revenue	27,134	59,997
Expenses		
Operating expenses	24,468	49,814
General and administrative	1,638	3,329
Interest	1,102	1,646
Amortization of property and equipment	6,620	11,751
Amortization of intangible assets	2,517	4,697
	36,345	71,237
	(9,211)	(11,240)
Other income		
Gain (loss) on disposal of property and equipment	11	(235)
Interest income	98	148
Net loss and comprehensive loss for the period before taxes	(9,102)	(11,327)
Future income tax expense (note 11)	(11,969)	(11,969)
Net loss and comprehensive loss for the period	(21,071)	(23,296)
Accumulated earnings - beginning of period	1,154	3,379
Accumulated loss - end of period	(19,917)	(19,917)
Net loss per unit - basic and diluted (note 9)	($0.69)	($0.79)

See accompanying notes to the interim unaudited consolidated financial statements

Petrowest Energy Services Trust

Consolidated Statement of Cash Flows

For the three and six months ended June 30, 2007

	(Unaudited) $000's	
	Three Months Ended June 30, 2007	Six Months Ended June 30, 2007
Cash provided by (used in)		
Operating activities		
Net loss for the period	(21,071)	(23,296)
Items not affecting cash		
Amortization of tangible assets	6,620	11,751
Amortization of intangible assets	2,517	4,697
Unit-based compensation	342	612
Future income taxes	11,969	11,969
(Gain) loss on disposal of property and equipment	(11)	235
	366	5,968
Changes in non-cash working capital		
Accounts receivable	606	2,508
Prepaid expenses	338	(387)
Inventory	475	199
Accounts payable and accrued liabilities	59	(8,172)
Income taxes payable	(52)	(52)
	1,792	64
Financing activities		
Unitholder distributions	(8,462)	(16,382)
Repayment of capital lease obligations	(253)	(253)
Proceeds from revolving term bank loan	65,000	75,000
	56,285	58,365
Investing activities		
Acquisition of acquired companies net of and working capital adjustments and costs (note 4(b))	(51,799)	(51,799)
Business alliance	(2,000)	(74)
Purchase of property and equipment	(7,685)	(11,723)
Proceeds on property and equipment disposals	2,767	1,521
Purchase price adjustment	2,000	(4,422)
	(56,717)	(66,497)
Increase (decrease) in cash and cash equivalents	1,360	(8,068)
Cash and cash equivalents, beginning of period	(116)	9,312
Cash and cash equivalents, end of period	1,244	1,244
Supplementary information		
Interest paid	1,102	1,646
Income taxes paid	-	-
Non cash transactions		
Property and equipment financed by capital leases	565	1,155
Units issued on acquisition (note 4(b))	32,316	32,316
Warrants issued (note 9)	270	270

See accompanying notes to the interim unaudited consolidated financial statements

1 Nature of the Organization

Petrowest Energy Services Trust ("Petrowest" or the "Trust") is an open-ended unincorporated mutual fund trust established under and governed by the laws of the Province of Alberta pursuant to the Deed of Trust dated July 6, 2006. Commercial operations of the Trust commenced on September 7, 2006 and Petrowest began publicly trading on the Toronto Stock Exchange on that same day under the trading symbol PRW.UN. As such, since the Trust was formed on July 6, 2006, there is no comparable quarter included in these financial statements.

2 Accounting Policies

These consolidated interim financial statements are stated in Canadian dollars and have been prepared by management in accordance with Canadian Generally Accepted Accounting Principles ("GAAP"). They follow the same accounting policies as the Trust's audited consolidated financial statements for the year ended December 31, 2006, except as discussed below, and should be read in conjunction with these statements.

Financial Instruments

On January 1, 2007, the Trust adopted the new CICA Handbook sections *3855 - Financial Instruments – Recognition and Measurement, 1530 – Comprehensive Income, and 3865 – Hedges*. The financial instruments standard establishes the recognition and measurement criteria of financial assets, financial liabilities and derivatives. All financial instruments are required to be measured at fair value on initial recognition of the instrument, except for certain related party transactions. Measurement in subsequent periods depends on whether the financial instrument has been classified as held-for-trading, available-for-sale, held-to-maturity, loans and receivables, or other financial liabilities as defined by the standard.

Financial assets and financial liabilities held-for-trading are measured at fair value with changes in those fair values recognized in net earnings (loss). Financial assets available-for-sale is measured at fair value, with changes in those fair values recognized in other comprehensive income (loss). Financial assets held-to-maturity, loans and receivables and other financial liabilities are measured at amortized cost using the effective interest method of amortization. The methods used by the Trust in determining the fair value of financial instruments are unchanged as a result of implementing the new standard.

The Trust has no financial instruments or activities that give rise to other comprehensive income (loss). The Trust's cash and cash equivalents are designated as held-for-trading and are measured at carrying value, which approximates fair value due to the short-term nature of these instruments. Accounts receivable are designated as loans and receivables. Accounts payable and accrued liabilities, distribution payable, obligations under capital leases and the revolving bank term loan are designated as other liabilities and are recorded at cost.

Income taxes

On June 12, 2007, the legislation implementing the new tax on publicly traded income trusts and limited partnerships (the "SIFT tax"), referred to as "specified investment flow-through" ("SIFT") entities (Bill C-52) received third reading in the House of Commons and on June 22, 2007, the Bill received Royal Assent. As a result, the tax was considered to be enacted for accounting purposes in June 2007.

Under the SIFT tax, distributions will not be deductible for income tax purposes by SIFTs in 2011 and thereafter and any trust level taxable income will be taxed at rates approximating the corporate income tax rate currently estimated to be 31.5 percent.

For accounting purposes, as the SIFT tax was enacted in the second quarter of 2007, Petrowest recorded a non-cash charge to future income taxes to reflect the temporary differences between the book and tax basis of assets and liabilities expected to be remaining in the Trust in 2011.

3 Seasonality

Petrowest's operations are conducted in northern Alberta and northeast British Columbia and are susceptible to the impacts of the seasons. Quarter one is in the winter months and is subject to frozen conditions, periods of extreme cold and snow. This is typically one of the busiest quarters for Petrowest, as oil and gas exploration and development and drilling activity focuses on areas located in muskeg and swamp type conditions not normally accessible in a non-frozen state. Quarter two is generally the slowest quarter for Petrowest's operations. Spring time melt conditions result in soft, wet ground generally requiring the implementation of road bans which prevent heavy load transportation on roadways. Quarter three encompasses the summer months, and Petrowest's activity levels typically generate revenues that fall in the middle between Quarters one and two with work relating to oil and gas projects in areas that do not entail access through muskeg. Quarter four starts out similar to the summer activity and ramps up as the ground freezes and access is permitted. Depending of length of the fall Quarter four revenues can approximate or exceed quarter one revenues.

4 Acquisitions

(a) Acquisitions September 7, 2006

Pursuant to a prospectus dated August 28, 2006, Petrowest issued Units of the Trust and used the proceeds, through its subsidiaries, to acquire 100% of the outstanding shares of Safetymaster Rentals Corporation, R Bee Crushing Ltd., Wales Contractors Ltd., Roy Larson Construction Ltd., Gordon Bros. Construction Ltd., 404434 Alberta Corporation, Murtron Hauling Ltd., Neuwest Equipment Rentals Inc, Northern Tractor Sales and Rentals Co. Ltd. and their affiliates ("Acquired Companies"). The acquisition of the acquired companies was completed September 7, 2006. The estimated purchase price of the Acquired Companies calculated as the base purchase price plus working capital less debt was $230,934,992, subject to post closing adjustments for actual working capital, debt obligations retired and the sale of redundant assets.

The Acquired Companies have been accounted for using the purchase method with the assets acquired and liabilities assumed recorded at their estimates of fair value. An allocation of the consideration is as follows:

Net assets acquired	**$000's**
Cash acquired on acquisition	6,115
Accounts receivable	37,648
Prepaid expenses	680
Inventories	4,158
Accounts payable and accrued liabilities	(27,257)
Income taxes payable	(215)
Property and equipment	82,699
Intangibles	56,223
Goodwill	97,949
Total	258,000
Consideration paid	
Net cash to vendors	103,284
Cash repayment of working capital adjustments	(2,055)
Purchase price adjustment	6,422
Retirement of long-term debt and capital lease obligations	22,698
	130,349
Trust Units (12,765,094 units issued)	127,651
Total	258,000

There is a dispute with Northern Tractor associated with the valuation of certain working capital items and the valuation of redundant assets retained by the vendor. The total disputed amount is approximately $800,000. This amount has been classified as a contingent gain and because collectability is uncertain, has not been recognized for purposes of the calculation of the purchase price adjustment. Arbitration of these amounts is expected to occur prior to the end of the third quarter of 2007 and adjustments required to the purchase price to reflect this contingent gain, if any, may be material.

(b) Acquisitions May 18, 2007

Petrowest entered into agreements to acquire all of the outstanding shares and shareholder loans of Cutbank Trucking Ltd. and Cutbank Transport Ltd. (collectively, "Cutbank"), Jim Moffatt Construction Ltd. and 921639 Alberta Ltd., (collectively, "Jim Moffatt Construction"), Quigley Contracting Ltd, 529805 B.C. Ltd. and LMQ Enterprises Ltd., (collectively, "Quigley Contracting Ltd."), Rick's Mechanical Services Ltd. and Tri-Dave Gravel Sales Ltd (collectively, the "Newly Acquired Companies"). The acquisition of the acquired companies was completed May 18, 2007.

The estimated purchase price of the Newly Acquired Companies was $92,576,108.

The Newly Acquired Companies have been accounted for using the purchase method with the assets acquired and liabilities assumed recorded at their estimates of fair value. An allocation of the consideration is as follows:

Net assets acquired	**$000's**
Cash acquired on acquisition	8,963
Accounts receivable	12,235
Prepaid expenses and other	2,412
Inventories	474
Accounts payable and accrued liabilities	(8,875)
Income taxes payable	(986)
Property and equipment	42,134
Intangibles	15,123
Goodwill	21,598
Total	93,078
Consideration paid	
Net cash to vendors	50,869
Acquisition costs	502
Retirement of long-term debt and capital lease obligations	9,391
	60,762
Trust Units (4,351,622 units issued)[1]	32,316
Total	93,078

[1] For the purposes of calculation of the aggregate, the trust units have been attributed a value of $7.4261 each, the five day volume weighted average price before the closing date.

(c) Business Alliance June 18, 2007

On June 18, 2007 Petrowest signed agreements documenting a memorandum of understanding effective May 1, 2007 with the Woodland Cree First Nations ("WCFN") providing Petrowest with the primary right to provide a combination of services on a revenue sharing basis within the WCFN traditional lands for a period of 5 years. In conjunction with the agreements, Petrowest purchased the road construction equipment assets of the WCFN. The total cash consideration paid or payable to the WCFN for the assets and the contractual rights was $4,000,000. Petrowest paid $2,000,000 in cash on closing, retired $1,424,623 of equipment debt subsequent to the quarter end and the remaining $575,377 will be paid on certain post closing conditions being met.

The Trust also issued the WCFN 300,000 warrants to acquire Petrowest units at a strike price of $7.47 per unit. The warrants expire May 1, 2008. The valuation of the warrants has been calculated using a Black-Scholes pricing model (note 9).

Petrowest has accounted for the transaction as follows:

	$000's
Value of warrant consideration	270
Initial cash consideration	2,000
Remaining purchase consideration payable	2,000
	4,270
Fair Value of Equipment	1,926
Value of business alliance	2,344
Total Consideration	4,270

The business alliance will be amortized on a straight-line basis over 5 years.

In addition the Trust has agreed to provide services in kind valued at market rates to assist in the potential construction and development of a community centre subject to certain conditions being fulfilled and capped to a maximum of $1,000,000.

5 Property and Equipment

$000's

			June 30, 2007	December 31, 2006
	Cost	Accumulated Amortization	Net Book Value	Net Book Value
Buildings, portable buildings and fencing	6,681	457	6,224	3,284
Heavy equipment	121,146	13,602	107,544	75,087
Equipment under capital lease	1,411	136	1,275	247
Vehicles	4,330	741	3,589	2,281
Trailers	8,948	863	8,085	7,427
Equipment	3,473	885	2,588	1,941
Office furniture and equipment	447	81	366	148
Communications, computer hardware and software	857	298	559	420
Leasehold improvements	47	2	45	46
Subtotal	147,340	17,065	130,275	90,881
Assets under construction	528	-	528	417
	147,868	17,065	130,803	91,298

6 Intangible Assets

			$000's	
			June 30, 2007	December 31, 2006
	Cost	Accumulated Amortization	Net Book Value	Net Book Value
Non Competition Agreements	35,213	4,127	31,086	25,098
Business alliance (note 4)	2,344	-	2,344	-
Brand and Trade Names	7,955	890	7,065	5,048
Customer Relationships	27,505	1,792	25,713	23,292
Total	73,017	6,809	66,208	53,438

Non competition agreements, business alliance and brand and trade names are amortized over 5 years on a straight line basis. Customer relationships are amortized over 10 years on a straight line basis.

7 Goodwill

Goodwill has arisen from the two sets of acquisitions described in note 4 plus costs of the acquisitions as follows:

	June 30, 2007	December 31, 2006
September 7, 2006 acquisitions	97,949	97,949
Additional settlement costs	119	119
May 18, 2007 acquisitions	21,598	-
Total	119,666	98,068

8 Revolving Bank Term Loan

On May 18, 2007, the Trust amended and restated its credit facility available for growth capital, acquisition and working capital needs to $120 million. Loan security is provided by a first charge debenture, a general security agreement and a general assignment of book debts. The credit facility has a one year revolving term ending in November of 2007 which may be extended for additional 364 days at the discretion of the lender on application by the trust. Principal is then repayable in twelve equal quarterly installments over 36 months starting ninety days after the end of the revolving term. Interest is payable monthly at floating rates between prime and prime + 1.0% depending on the Trust's debt to trailing twelve month EBITDA ratio.

The term "EBITDA" is determined in accordance with GAAP, and is defined as: earnings before income taxes, interest expenses, amortization of property and equipment and amortization of intangible assets and excluding non-cash income and expenses and extraordinary items.

Current EBITDA levels require payment of interest at prime.

Principal payments due over the next four years as at June 30, 2007 are as follows:

	$000's
2007	-
2008	15,000
2009	30,000
2010	30,000
2011	15,000

Petrowest Energy Services Trust
Notes to Interim Unaudited Consolidated Financial Statements

9 Unitholders' Capital

Authorized

The Trust is authorized to issue an unlimited number of Trust Units. Holders of Trust Units will be entitled to receive monthly distributions to the extent declared by the Trust's Board of Trustees in priority to any payments on the Subordinated Units.

Issued

	Trust Units Outstanding	Subordinated Units Outstanding	Total Outstanding	$000's Value
Trust Units issued for cash net of issue costs	14,000,000		14,000,000	128,118
Issued on the acquisition of the Acquired Companies (note 4 (a))	12,765,094		12,765,094	127,651
Total Units	26,765,094		26,765,094	255,769
Subordinated Units				
Issued for cash	-	1,510,000	1,510,000	1,510
Issued for promissory notes	-	-	-	3,020
Less: Amount issued for promissory notes	-	-	-	(3,020)
Balance at December 31, 2006	26,765,094	1,510,000	28,275,094	257,279
Issued for services	10,000	-	10,000	72
Issued to distribution reinvestment plan "DRIP"	93,665	-	93,665	683
Issued on the acquisition of the Newly Acquired Companies (note 4 (b))	4,351,622	-	4,351,622	32,316
Total units outstanding as at June 30, 2007	31,220,381	1,510,000	32,730,381	290,350
Weighted average units outstanding three months ended June 30 basic and diluted	28,845,805	1,510,000	30,355,805	
Weighted average units outstanding six months ended June 30 basic and diluted	27,811,197	1,510,000	29,321,197	

Prior to the IPO, the Trust issued to various insiders an aggregate of 1,510,000 Subordinated Units at a price of $3.00 per Subordinated Unit, $4,530,000 in the aggregate, to be satisfied by payment of $1.00 in cash and $2.00 by way of a three-year promissory note that may be forgiven at the option of the Trust over three years if the subscriber remains as a director, officer or employee of Petrowest. No amounts have been forgiven to date. Holders of Subordinated Units have the right to convert into Priority Units on a one-for-one basis at any time after the end of the first fiscal year ending on or after December 31, 2008 if the Trust has earned EBITDA of at least $47 million and paid distributions of at least $1.20 per Trust Unit for such fiscal year.

On June 27, 2007 the Trust issued 300,000 warrants at a strike price of $7.47 per unit expiring May 1, 2008 as partial consideration for entering into the business alliance (note 4 (c)). The Trust valued the warrants at $270,000 using the following assumptions in the Black-Scholes model: average risk-free interest rate of 4.73%; average expected life of 0.91 years and expected volatility of 30%.

On April 27, 2007, Petrowest approved the implementation of a DRIP program which provides the opportunity for unitholders to reinvest the cash distributions towards the purchase of additional units from treasury at a price equal to 95% of the average market price based on weighted average trading prices for the ten days prior to distribution payment date.

Units issued on acquisitions and units issued on new acquisitions are held in escrow. Escrowed shares are released as to 25% at the end of year one and the remaining 75% at the end of year two.

10 Stock Based Compensation

Petrowest implemented a stock option plan whereby options to acquire Trust Units may be granted to directors, officers, employees and consultants.

The aggregate number of Trust units issuable upon the exercise of options outstanding under the plan at any time may not exceed 10% of the issued and outstanding Trust Units. The period during which an option granted under the Plan is exercisable may not exceed five years from the date such option is granted. The options issued under the Plan vest 1/3 after one year, 1/3 after two years and 1/3 after three years.

As at June 30, 2007	Number of options outstanding	Weighted average remaining life	Weighted average exercise price
Granted – September 7, 2006	2,605,000	4.19 years	$10.00
Expired	-		-
Outstanding, December 31, 2006 and June 30, 2007	2,605,000	4.19 years	$10.00
Exercisable, December 31, 2006 and June 30, 2007	-		-

The Trust recorded non cash compensation expense and contributed surplus of $540,000 for the six months ended June 30, 2007. Compensation expense has been included in general and administrative expenses. On July 27, 2007, the Trust cancelled its existing option plan.

11 Income taxes

On June 12, 2007, the legislation implementing the new tax on publicly traded income trusts and limited partnerships (the "SIFT tax"), referred to as (Bill C-52) received third reading in the House of Commons and on June 22, 2007 the Bill received Royal Assent. As a result, the tax was considered to be enacted for accounting purposes in June 2007. SIFTs are certain publicly traded income and royalty trusts and limited partnerships including Petrowest.

For SIFTs in existence on October 31, 2006, the SIFT tax will be effective in 2011 unless certain rules related to "undue expansion" are not adhered to. Under the guidance provided, Petrowest can increase is total equity subject to annual limits, to approximately $497.8 million by 2011 without prematurely triggering the SIFT tax.

Under the SIFT tax, distributions will not be deductible for income tax purposes by SIFTs in 2011 and thereafter and any trust level taxable income will be taxed at a rate approximating the corporate income tax rate currently estimated to be 31.5 percent. The resultant distributions will be considered taxable dividends to unitholders, generally eligible for the dividend tax credit. Distributions representing a return of capital for income tax purposes will continue to be an adjustment to a unitholder's adjusted cost base of trust units.

For accounting purposes, as the SIFT tax was enacted in the second quarter of 2007, Petrowest recorded non-cash future income tax provisions that resulted in a net charge of $11,968,789 to future income taxes to reflect the temporary differences between the book and tax basis of assets and liabilities expected to be remaining in the Trust in 2011. The majority of the temporary differences at the Trust level relate to the timing differences associated with property plant and equipment and intangibles acquired by the Trust on September 7, 2006 and May 18, 2007.

The components of future income tax balances are as follows:	**$000's**
Asset	
Share Issue Costs	$ 1,499
Liability	
Capital and intangible assets	$ 13,468
Net non cash future income tax expense	$ 11,969

12 Related Party Transactions

Petrowest paid rent for the three and six months ended June 30, 2007 respectively for office and shop space under leases entered into with certain former vendors in the amount of $481,278 and $903,535. Future lease commitments associated with the transactions are included in note 13. Transactions were recorded at the exchange amount which is estimated to equal fair market value.

13 Commitments

The Trust has entered into operating leases for office and shop premises and equipment that provide for minimum annual lease payments in the twelve month periods ending as follows:

	$000's
June 30, 2008	12,207
June 30, 2009	9,778
June 30, 2010	6,072
June 30, 2011	3,912
June 30, 2012	1,748

Petrowest Energy Services Trust
Notes to Interim Unaudited Consolidated Financial Statements

14 Segmented Information

The Trust determines its reportable segments based on the structure of its operations, which are primarily focused on four principal business segments – Construction, Transportation, Civil and Rentals. The following is selected financial information for each business segment.

For the three months ended June 30, 2007 **(unaudited)**

			$000's			
	Construction	**Transportation**	**Civil**	**Rentals**	**Corporate**	**Total**
Total Revenue	7,775	6,137	11,717	3,090		28,719
Less inter-segment revenue	(583)	(569)	(12)	(421)		(1,585)
Revenue	7,192	5,568	11,705	2,669		27,134
Operating and general and administrative	7,119	7,022	9,798	529	1,638	26,106
Interest Expense	153	1	7	1	940	1,102
Interest income	24	17	2	6	49	98
(Gain) loss on disposal of equipment		(1)	(7)	1	(4)	(11)
Amortization	3,708	2,113	1,675	1,491	150	9,137
Future income taxes	-	-	-	-	11,969	11,969
Net earnings (loss)	(3,764)	(3,550)	234	653	(14,644)	(21,071)

For the six months ended June 30, 2007 **(unaudited)**

$000's

	Construction	Transportation	Civil	Rentals	Corporate	Total
Total Revenue	18,436	18,369	21,693	5,455	0	63,953
Less inter-segment revenue	(1,260)	(1,494)	(37)	(1,165)	0	(3,956)
Revenue	17,176 29%	16,875 28%	21,656 36%	4,290 7%	0	59,997
Operating and general and administrative	14,785	16,529	16,282	2,218	3,329	53,143
Interest Expense	157	4	45	3	1,437	1,646
Interest income	25	18	2	6	97	148
(Gain) loss on disposal of equipment	83	2	153	1	(4)	235
Amortization	6,017	3,929	3,172	3,012	318	16,448
Future Income Taxes	-	-	-	-	11,969	11,969
Net earnings (loss)	(3,841)	(3,571)	2,006	(938)	(16,952)	(23,296)

Selected Balance Sheet Items as at June 30, 2007

	Construction	Transportation	Civil	Rentals	Corporate	Total
Current Assets	24,875	16,395	23,502	(2,752)	(4,506)	57,514
Property and equipment	58,217	25,468	26,067	17,296	3,755	130,803
Intangibles	26,360	19,991	9,665	7,848	2,344	66,208
Goodwill	47,798	31,590	26,220	13,569	489	119,666
Future income tax	938	209	339	4	9	1,499
Total Assets	158,188	93,653	85,793	35,965	2,091	375,690

All transactions between segments were initially recorded at approximate market rates. Transactions between segments have been eliminated on consolidation.

MANAGEMENT'S DISCUSSION AND ANALYSIS

The following Management's Discussion and Analysis (MD&A) is dated August 14, 2007. The MD&A should be read in conjunction with Petrowest Energy Services Trust's ("Petrowest" or the "Trust") unaudited interim consolidated financial statements as at and for the three and six months ended June 30, 2007, as well as the MD&A of the "Acquired Companies" contained in the Trust's prospectus dated August 28, 2006, the MD&A of the Trust for the December 31, 2006 year end, the Trust's audited consolidated financial statements for the period ended December 31, 2006 and the Trust's business acquisition report filed on August 1, 2007. The Trust was formed on July 6, 2006, and commenced trading on the TSX on September 7, 2006. This date should be viewed as the effective start of commercial operations and consequently there are no comparable periods included in these financial statements.

FINANCIAL HIGHLIGHTS AND OVERVIEW

DISTRIBUTABLE CASH FLOW

Q2 distributable cash flow was $464,000, representing a decrease of $5,118,000 from Q1 results.

Two major factors contributing to the decline included:

- Low equipment utilization rates with the decline in natural gas drilling activity impacted the Trust's Construction, Transportation and Rental's segments. Additionally, an extended spring breakup and unusually wet weather affected the demand for services in all divisions.
- Decreased margins due to fixed operating costs.

Action taken to resolve challenges and strengthen financial position:

- Distributions reduced by 40% to $0.06 per unit effective for the month of July 2007.
- Distribution reinvestment plan ("DRIP") implemented April 27, 2007.
- Acquisitions of five companies were completed on May 18, 2007 for aggregate consideration of $93.1 million, strengthening and expanding the Trust's Civil, Construction and Transportation business segments and expanding the Trust's geographical footprint further north in Alberta to the Peace River, High Level, Rainbow Lake areas of the province and in British Columbia expansions north to Fort St. John and Fort Nelson.
- Business alliance with the Woodland Cree First Nation entered into and relationships expanded in Peace River oil sands development.

NET LOSS AND NET LOSS PER UNIT

Q2 Net loss of $21.1 million on the basis of the weighted average units outstanding- basic and fully diluted:

- Net loss per unit ($0.69) for the three months ending June 30, 2007.
- Net loss per unit ($0.79) for the six months ending June 30, 2007.

Q2 loss was impacted by Future income tax charge required to be recorded in the period as a result of the enactment of the new SIFT taxation rule. Future income tax charge in Q2 was $11.97 million. The net loss excluding future income tax charges were as follows on the basis of the weighted average units outstanding, basic and fully diluted:

- Net loss per unit before income tax adjustment ($0.30) for the three months ending June 30, 2007.
- Net loss per unit before income tax adjustment ($0.38) for the six months ending June 30, 2007.

OUTLOOK

- Efforts have been undertaken to improve the balance sheet, profitability, debt levels and payout ratios for year end 2007 by initiating cost cutting measures, additional equipment cross utilization and less reliance on natural gas exploration activity.
- The distribution cut of 40% to $0.06 per unit made in July, 2007 is expected to save approximately $7.5 million in cash over the balance of 2007 and facilitating a planned debt reduction of $5.0 million by year end. A Debt to EBITDA ratio below 2 to 1 is expected to be maintained.
- Projected annual average distribution to EBITDA payout ratio of approximately 100% for the year ended December 31, 2007.

Financial measures and operational measures taken to date are expected to result in the Trust exiting 2007 with an improved balance sheet and sustainable payout ratio moving forward to 2008.

$000's except per unit amounts, margins and ratios	For the three months ended June 30, 2007	For the six months ended June 30, 2007
FINANCIAL RESULTS		
Revenue	**27,134**	**59,997**
EBITDA	**1,137**	**6,767**
EBITDA margin	**4.2%**	**11.3%**
Future income tax adjustment	**11,969**	**11,969**
Net loss excluding future income tax adjustment [1]	**(9,102)**	**(11,327)**
Net earnings (loss)	**(21,071)**	**(23,296)**
Net earnings (loss) per unit – basic and diluted	**($0.69)**	**($0.79)**
Net earnings (loss) per unit – basic and diluted before Future Income Tax Adjustment [1]	**($0.30)**	**($0.38)**
FINANCIAL POSITION AND LIQUIDITY		
Working capital	**14,222**	**14,222**
Total revolving bank term loan and obligations under capital leases (including current portion)	**91,158**	**91,158**
Total Units outstanding	**32,730,381**	**32,730,381**
Weighted Average Units Outstanding – Basic and diluted	**30,355,805**	**29,321,197**
Distributions per unit	**$0.30**	**$0.60**
Payout ratio– combined unitholders	**495%**	**343%**
Unit price – June 30, 2007	**$7.39**	**$7.39**

[1] The terms Net loss excluding future income tax adjustment and Net earnings (loss) per unit – basic and diluted before Future Income Tax Adjustment (note 11) are not measures recognized by Canadian generally accepted accounting principles ("GAAP") and do not have standardized meanings prescribed by GAAP. Net loss excluding future income tax adjustment is calculated by reducing net loss by the amount of the future income tax expense and Net earnings (loss) per unit – basic and diluted before Future Income Tax Adjustment refers to a fraction of which the numerator is Net loss excluding future income tax adjustment and the denominator is the Weighted Average Units Outstanding – Basic and diluted.

BASIS OF PRESENTATION

These financial statements are stated in Canadian dollars and have been prepared by the management of Petrowest in conformity with Canadian generally accepted accounting principles ("GAAP") following the same accounting policies and methods of application as the audited consolidated financial statements of the Trust for the fiscal year end December 31, 2006 except where noted.

Accounting measurements at interim dates inherently involve greater reliance on estimates than at year-end and the results of operations for the interim periods shown in these statements are not necessarily indicative of the results to be expected for the fiscal year. In the opinion of management, the accompanying unaudited interim consolidated financial statements included all adjustments (of a normal recurring nature) necessary to present fairly the consolidated results of its operations and cash flows for the three and six months.

NON-GAAP MEASURES

The financial statements have been prepared in accordance with Canadian generally accepted accounting principles ("GAAP"). Certain supplementary information and measures not recognized under GAAP are provided in this MD&A where management believes they assist the reader in understanding the Trust's results and where measures are believed to be used by many investors to compare issuers on the basis of their ability to generate cash from operations and sustain distributions.

Accordingly, the Trust uses the term "EBITDA" to refer to earnings before interest, income taxes and amortization of property and equipment and amortization of intangible assets; the term "EBITDA Margin" to refer to a fraction, the numerator of which is EBITDA and the denominator of which is Revenue. Management believes that EBITDA and EBITDA Margin are useful supplementary measures as they provide indications of operating results without regard as to financing or taxation. The term "Net Debt" to refer to the sum of total obligations under capital leases and revolving bank term loan, less working capital. Management believes that this measure is useful as it illustrates the actual debt position of the Trust after realization of working capital net assets. The term "Funds From Operations Before Changes in Non-Cash Working Capital" to refer to cash provided by operating activities before changes to accounts receivable, prepaid expenses and other, inventory and accounts payable and accrued liabilities and income taxes payable; the term "Distributions Per Unit" to refer to a fraction, the numerator of which is distributions paid or accrued to unitholders and the denominator of which is the number of Trust units issued; the term "Funds From Operations Before Changes in Non-Cash Working Capital Per Unit" to refer to a fraction of which the numerator is Funds From Operations Before Changes in Non-Cash Working Capital and the denominator is the number of Trust units issued; the term "Cash Flow From Operating Activities Per Unit" to refer to a fraction of which the numerator is cash flow from operating activities and the denominator is the number of Trust units issued; the term "Distributable Cash" to refer to the amount of cash that is expected to be available for distributions to the unitholders; and the term "Payout Ratio" to refer to a fraction of which the numerator is distributions paid or accrued to unitholders and the denominator is Distributable Cash. Management believes that these measures provide useful measures in determining the cash generated from operations adjusted for the seasonal impacts of the operations and provide indications of the amounts of cash retained for future growth opportunities, capacity maintenance and debt repayment and ongoing distribution capability. The term "Net loss excluding future income tax adjustment" is calculated by reducing net loss by the amount of the future income tax expense and "Net earnings (loss) per unit – basic and diluted before Future Income Tax Adjustment" refers to a fraction of which the numerator is Net loss excluding future income tax adjustment and the denominator is the Weighted Average Units Outstanding – Basic and diluted. Management believes that these measures provide useful measures in determining the loss from operations adjusted for the impacts of the new SIFT income tax measures.

The terms EBITDA, EBITDA Margin, Net Debt, Funds From Operations Before Changes in Non-Cash Working Capital, Distributions per Unit, Funds From Operating Activities Per Unit, Cash Flow from operating activities per unit, Distributable Cash, Payout Ratio, Net loss excluding future income tax adjustment and Net earnings (loss) per unit – basic and diluted before Future Income Tax Adjustment are not measures recognized by "GAAP", do not have standardized meanings prescribed by GAAP and therefore may not be comparable to performance measures presented by others.

Readers are cautioned that "EBITDA", "EBITDA Margin", "Net Debt", "Funds From Operations Before Changes in Non-Cash Working Capital", "Distributions per Unit", "Funds From Operations Before Changes in Non-Cash Working Capital Per Unit", "Cash Flow From Operating Activities Per Unit" and "Distributable Cash" "Payout Ratio" "Net loss excluding future income tax adjustment" and "Net earnings (loss) per unit – basic and diluted before Future Income Tax Adjustment" should not be considered as alternatives to net earnings, cash flow from operating activities, net loss or other measures of financial performance calculated in accordance with GAAP.

DESCRIPTION OF BUSINESS

Petrowest is an unincorporated, open-ended, limited purpose, mutual fund Trust established under the laws of Alberta. Petrowest is involved in pre-drilling and post-completion energy services, construction and hauling and is based in the Grande Prairie area of northern Alberta. Approximately two-thirds of the Trust's services are provided to the energy sector and the remainder of services is provided to other industries. The ongoing operations have been segregated into four limited partnerships and the assets and operations are maintained within those partnerships. Petrowest does business within the various partnerships under the trade operating names described below:

Petrowest Construction LP

Petrowest Construction LP operates under the trade names of "Gordon Bros. Construction", "Roy Larson Construction", "Wales Contractors" , "Jim Moffatt Construction", "Quigley Contracting", and "Rick's Mechanical" and specializes in the construction of oil and gas lease well site pads, road construction, remediation of oil and gas well sites and civil infrastructure work for non oil and gas clients. Petrowest Construction LP operates a fleet of heavy equipment including dozers, tracked hoe excavators, articulated rock haulers, compactors, graders, and scrapers as well as other ancillary support equipment.

Petrowest Transportation LP

Petrowest Transportation LP operates under the trade names of "D&D Well Services", "Murtron Hauling" and "Cutbank Trucking and Transport" and specializes in the transportation of oil and gas drilling rigs, well site equipment and heavy equipment as well as specialty hauling services including log loading and hauling and gravel loading and hauling. The Transportation LP operates a fleet of heavy transport trucks, trailers, jeeps, boosters, log and gravel loading equipment as well as other ancillary support equipment.

Petrowest Civil Services LP

Petrowest Civil Services LP operates under the trade names of "R. Bee Crushing", "Tri-Dave Gravel Sales" and "S.O.S. Oilfield Safety". The Civil Services LP specializes in mobile aggregate rock crushing and sand screening for gravel supply operations throughout Alberta and British Columbia operating a fleet of cone and jaw crusher units, conveyor and sand stacker units, loaders, dozers, tracked hoe excavators and articulated rock trucks. The Civil Services LP also provides safety services including safety supervision and rental of safety air units and wash units provide for safety support during oil and gas drilling operations and plant turnarounds.

Petrowest Rental Services LP

Petrowest Rental Services LP operates under the new trade name of "Nu-Northern Tractor Rentals" and specializes in heavy equipment rentals to oil and gas companies, oil sand clients, and independent contractors working in the oil and gas, mining, logging, pulp and paper and civil construction industries. The Rental Services LP operates a fleet of heavy equipment including dozers, tracked hoe excavators, articulated rock haulers, compactors and side-boom pipelayers.

The Trust's operations are primarily in the deep drilling market regions of the Western Canadian Sedimentary Basin ("WCSB") with operations in northern Alberta and northeastern British Columbia. The WCSB is one of the largest oil and gas producing regions in North America. Much of the terrain in the WCSB is considered rugged, resulting in access issues due to dense bush, muskeg, bedrock and mountainous terrain all of which are complicated by the weather in the region. Historically this region has been less impacted by cyclical swings in market prices due to the longer lead times in access, drilling and completion of planned wells. Oil and gas producers have generally taken a longer term view of project work in the area with consistent growth in drilling activity.

Weather also has a direct impact on the operations of Petrowest. Oil and gas drilling activity is generally stronger November through March as frozen ground conditions allow for exploration in areas with muskeg conditions. Wet weather in the spring and early summer months hinder activity. As frost comes out of the ground, road conditions deteriorate and municipalities impose temporary weight restrictions on road surfaces ("road bans"), thus restricting access and trucking operations. Operations normally gain strength in late June and continue through to the end of summer and fall. A short slowdown normally exists in late fall until freezing conditions allow for winter work activity to recommence.

ACQUISITIONS

September 7, 2006 Acquisitions

The Trust was formed by a deed of Trust dated July 6, 2006. Pursuant to a prospectus dated August 28, 2006, the Trust issued units and used the proceeds, through its subsidiaries, to acquire 100% of the outstanding shares of the Acquired Companies. The estimated purchase price of the Acquired Companies was approximately $258.0 million including post closing adjustments for actual working capital acquired and the actual Acquired Companies' debt balances retired on the acquisition. The purchase price was funded by payment of approximately $107.6 million net cash payable to the vendors, $22.7 million retirement of debt and the issuance of units by the Trust for proceeds of $127.7 million. In conjunction with the acquisitions, all debt and capital lease obligations were repaid by Petrowest through the use of proceeds from the offering.

There is a dispute with Northern Tractor associated with the valuation of certain working capital items and the valuation of redundant assets retained by the vendor. The total disputed amount is approximately $800,000. This amount has been classified as a contingent gain and because collectability is uncertain, has not been recognized for purposes of the calculation of the purchase price adjustment. Arbitration of these amounts is expected to occur prior to the end of the third quarter of 2007 and adjustments required to the purchase price to reflect this contingent gain, if any, may be material.

The transaction closed on September 7, 2006 and the Trust commenced commercial operations on that date.

May 18, 2007 Acquisitions

Petrowest entered into agreements to acquire all of the outstanding shares and shareholder loans of Cutbank Trucking Ltd. and Cutbank Transport Ltd. (collectively, "Cutbank"), Jim Moffatt Construction Ltd. and 921639 Alberta Ltd., (collectively, "Jim Moffatt Construction"), Quigley Contracting Ltd, 529805 B.C. Ltd. and LMQ Enterprises Ltd., (collectively, "Quigley Contracting Ltd."), Rick's Mechanical Services Ltd. and Tri-Dave Gravel Sales Ltd (collectively, the "Newly Acquired Companies").

Cutbank Trucking Ltd. and Cutbank Transportation Ltd. are operated together as one business and specialize in hauling logs and gravel and the provision of log loading equipment in Grande Prairie, Alberta. Cutbank Trucking Ltd. was formed in 1972 and Cutbank Transportation Ltd. was formed in 1997.

Jim Moffatt Construction Ltd. is a lease and road building company operating in northern Alberta. Jim Moffatt Construction Ltd. was formed in 1992 and operates from its base in Worsley, Alberta. In addition to lease and road building, Jim Moffatt Construction Ltd. also operates a 250-man camp permanently located in Worsley.

Rick's Mechanical Services Ltd. is a mid-size lease and road builder based in Peace River, Alberta. Rick's Mechanical Services Ltd. was formed in 1993 and has achieved a positive working relationship with the Woodland Cree First Nation in providing services to oil sand developers operating on the traditional lands of the Woodland Cree First Nation.

Quigley Contracting Ltd. is a lease and road building company operating in Fort St. John, British Columbia. Quigley Contracting Ltd. was formed in 1990 by Rick Quigley. The acquisition of Quigley Contracting Ltd. will expand Petrowest's geographical footprint into the northern regions of British Columbia.

Tri-Dave Gravel Sales Ltd. is a gravel crushing operation that operates in the Edmonton area. Tri-Dave Gravel Sales Ltd. was formed in 1984. Tri-Dave Gravel Sales Ltd. will provide additional capacity to Petrowest's crushing operations conducted by R. Bee Crushing.

The estimated purchase price including acquisition costs of the Newly Acquired Companies was approximately $93.1 million.

The May 18, 2007 acquisitions have been accounted for using the purchase method with the assets acquired and liabilities assumed recorded at their estimates of fair value. An allocation of the consideration is as follows:

Net assets acquired	**$000's**
Cash acquired on acquisition	8,963
Accounts receivable	12,235
Prepaid expenses and other	2,412
Inventories	474
Accounts payable and accrued liabilities	(8,875)
Income taxes payable	(986)
Property and equipment	42,134
Intangibles	15,123
Goodwill	21,598
Total	93,078
Consideration paid	
Net cash to vendors	50,869
Acquisition costs	502
Retirement of long-term debt and capital lease obligations	9,391
	60,762
Trust Units (4,351,622 units issued)[1]	32,316
Total	93,078

[1] For the purposes of calculation of the aggregate, tne trust units have been attributed a value of $7.4261 each, the five day volume weighted average price before the closing date.

(c) Business Alliance June 18, 2007

On June 18, 2007 Petrowest signed agreements documenting a memorandum of understanding effective May 1, 2007 with the Woodland Cree First Nations ("WCFN") providing Petrowest with the primary right to provide a combination of services on a revenue sharing basis within the WCFN traditional lands for a period of 5 years. In conjunction with the agreements, Petrowest purchased the road construction equipment assets of the WCFN. The total cash consideration paid or payable to the WCFN for the assets and the contractual rights was $4,000,000. Petrowest paid $2,000,000 on closing, retired $1,424,623 of equipment debt subsequent to the quarter end and the remaining $575,377 will be paid once certain post closing conditions being met.

The Trust also issued the WCFN 300,000 warrants to acquire Petrowest units at a strike price of $7.47 per unit. The warrants expire May 1, 2008. The valuation of the warrants has been calculated using a Black-Scholes pricing model.

In return for the consideration, Petrowest will be the primary supplier of services that the Trust is capable of providing on all WCFN Treaty and Traditional Lands for a period of 5 years.

Petrowest has accounted for the transaction as follows:

	$000's
Value of warrant consideration	$ 270
Initial cash consideration	$ 2,000
Remaining purchase consideration payable	$ 2,000
	$ 4,270
Fair Value of Equipment	$ 1,926
Value of business alliance	$ 2,344
Total Consideration	$ 4,270

The business alliance will be amortized on a straight-line basis over 5 years.

In addition the Trust has agreed to provide services in kind valued a market rates to assist in the potential construction and development of a community centre subject to certain conditions being fulfilled and capped to a maximum of $1,000,000.

SUMMARY OF RESULTS - QUARTERLY ANALYSIS

Petrowest commenced trading on the Toronto Stock Exchange on September 7, 2006, the day of commencement of commercial operations of the Trust. Accordingly, the three and six month periods ending June 30, 2007 have no comparative figures for the same period in the previous year, as the Trust was not yet created. For comparative purposes only, Petrowest has provided certain quarterly financial information considered meaningful on the basis that the Acquired Companies had been acquired at January 1, 2006 as prepared by the management of the Acquired Companies on a calendar year basis.

In addition, management has prepared a split of revenue and operating expenses by segment for the three months ended June 30, 2007 to reflect the impact of the Newly Acquired Companies from the date of acquisition on May 18, 2007 to the end of Q2.

$000s *except per unit amounts, margins and ratios*	Q2 2007	Q1 2007	Q4-2006	Q3-2006 (Stub) [1]
Revenue by segment				
Construction original	3,955	9,984	11,089	2,520
Construction new	3,237			
Transportation original	3,503	11,307	11,954	3,726
Transportation new	2,065			
Civil original	10,920	9,951	10,124	3,697
Civil new	785			
Rentals	2,669	1,621	2,662	964
Total Revenue	27,134	32,863	35,829	10,907
Operating expenses by segment				
Construction original	4,353	7,663	7,820	1,857
Construction new	2,766			
Transportation original	5,448	9,507	9,649	3,052
Transportation new	1,574			
Civil original	9,306	6,809	6,567	2,242
Civil new	492			
Rentals	529	1,367	1,051	604
Total operating expenses	24,468	25,346	25,087	7,755
Administrative Expenses	1,638	1,691	1,291	507
Earnings before other items	1,028	5,826	9,451	2,645
Gain (loss) on disposal of assets	11	(246)	20	58
Interest income	98	50	82	5
EBITDA [2]	**1,137**	**5,630**	**9,553**	**2,708**
Income taxes	11,969	-	-	-
Amortization of property and equipment	6,620	5,131	4,682	1,142
Amortization of intangible assets	2,517	2,180	2,113	672
Interest	1,102	544	141	132
Net earnings (loss)	**(21,071)**	**(2,225)**	**2,617**	**762**
Net earnings (loss) per unit basic and diluted	($0.69)	($0.08)	$0.09	$0.03

Notes

[1] *Q3-2006 Stub is for the period from September 7, 2006 to Septembur 30, 2006.*

[2] *The terms EBITDA and ADJUSTED EBITDA are not measures recognized by GAAP and do not have standardized meanings prescribed by GAAP.*

REVENUE

Total revenue for the three and six months ended June 30, 2007 was $27,133,851 and $59,996,757. This represents a decrease of 18% and 26%, respectively, over the same periods in 2006. The decline is due to sharply lower gas drilling activity as well as the adverse weather conditions, and extended spring break up resulting from the heavy snowfalls in the Trust's operating areas. While the Trust is diversified, and provides services to commercial, infrastructure, logging and oil sands clients, oil and gas conventional drilling historically has accounted for approximately two thirds of the Trust's revenue. The Newly Acquired Companies contributed 22% of total revenues in Q2.

The Canadian Association of Oilwell Drilling Contractors ("CAODC") estimates that wells drilled and completed in the WCSB will decline by approximately 26% from 2006 levels to approximately 16,233 wells for 2007. This projected decline is virtually identical to the current volume declines experienced to the end of Q2.


COMBINED TOTAL MONTHLY REVENUE
20,000,000
15,000,000
10,000,000
5,000,000
0
Oct-06 Nov-06 Dec-06 Jan-07 Feb-07 Mar-07 Apr-07 May-07 Jun-07
Acquired Companies
With Newly Acquired Companies

Construction Segment

Q2 was extremely difficult for this division with significant declines due to the effects of weather and lower gas exploration activity. The expected busy winter months effectively peaked in November, declined in December due to the holidays and rebounded slightly in January. The balance of the winter declined sharply until an early spring shutdown and did not begin to pick up again until late May. Excluding the contribution of the Newly Acquired Companies, overall revenue declines were approximately 60% and 42% for the three and six month periods to June 30, 2007 over the revenues of the predecessor companies during the same period in 2006. The Newly Acquired Companies generated approximately $3.2 million of the $7.2 million or 44% of the Q2 revenue for this segment.

Demand for services in the month of June rebounded strongly and barring wet summer weather conditions, indications are that this segment has the potential to perform strongly throughout Q3. The outlook for Q4 of 2007 and Q1 of 2008 is still uncertain but managements marketing initiatives focused on work associated with the Peace River oil sands development, including the business alliance established with the Woodland Cree First Nation, is expected to offset the ongoing natural gas drilling downturn.


CONSTRUCTION SEGMENT MONTHLY REVENUES
7,000,000
6,000,000
5,000,000
4,000,000
3,000,000
2,000,000
1,000,000
0
Oct-06 Nov-06 Dec-06 Jan-07 Feb-07 Mar-07 Apr-07 May-07 Jun-07
Acquired Companies
With Newly Aquired Companies

Transportation Segment

The transportation segment business has two main components. The first being drilling rig mobilization and demobilization services and the second being lighter hauling, primarily log hauling in the winter months and gravel hauling in the summer. The rig moving operation has historically been the largest single business operation in the Trust and was severely impacted by the drilling downturn. Consequently, given its relative size, the downturn has had a greater overall impact to the Trust.

While log hauling activity was very strong, both operational units where impacted by the above normal snowfalls in the first half of 2007. Excluding the revenue contributions of the Newly Acquired Companies revenue declines were approximately 63% and 53% for the three and six month periods to June 30, 2007 over the same period in 2006. In Q2, the Newly Acquired Companies generated approximately $2.1 million of the $5.6 million or 38% of the Q2 revenue for this segment.



TRANSPORTATION SEGMENT MONTHLY REVENUES
5,000,000
4,000,000
3,000,000
2,000,000
1,000,000
0
Oct-06
Nov-06
Dec-06
Jan-07
Feb-07
Mar-07
Apr-07
May-07
Jun-07
Acquired Companies
With Newly Acquired Companies

Civil Segment

The Civil segment has two main components. The first, oilfield safety services, is tied to drilling activity and faced declining activity throughout the winter. The second and largest component of this segment is gravel crushing. The gravel crushing operations have contracts booked at or near capacity to the end of 2008. In spite of the work volumes, winter months generally result in lower production volumes due to cold conditions. Summer is the peak time for this division.

Excluding the revenue contributions of the Newly Acquired Companies, revenue increased by approximately 5% and 15% for the three and six month periods to June 30, 2007 over the revenue of the predecessor companies for the same period in 2006. In Q2, the Newly Acquired Companies generated approximately $785,000 of the $11.7 million or 7% of the year to date revenue for this segment. It is anticipated that given the capacity increases added over the winter months, and with the existing contracts that are in place that have the operations at, or near capacity, the prime summer gravel crushing months should result in increases to productivity.



CIVIL SEGMENT MONTHLY REVENUE
6,000,000
5,000,000
4,000,000
3,000,000
2,000,000
1,000,000
0
Oct-06
Nov-06
Dec-06
Jan-07
Feb-07
Mar-07
Apr-07
May-07
Jun-07
Acquired Companies
With Newly Acquired Companies

Rentals Segment

Drilling slowdowns, delays to oil sand projects in Fort McMurray and a slow pipeline sector resulted in reduced demand for rental equipment over the winter months. The month of June returned to near record high levels and indications are that utilization rates should be reasonably strong until at least the end of Q4. Revenue declines were approximately 11% and 38% for the three and six month periods to June 30, 2007.


RENTALS SEGMENT MONTHLY REVENUES
1600,000
1400,000
1200,000
1000,000
800,000
600,000
400,000
200,000
0
Oct-06
Nov-06
Dec-06
Jan-07
Feb-07
Mar-07
Apr-07
May-07
Jun-07

INTER SEGMENT REVENUES

Eliminated from the financial statements are $1,584,683 and $3,955,426 for the three and six month periods ending June 30, 2007 of inter-segment sales and the offsetting costs at the same value. These inter-segment sales relate to the market value of activity between the various segments of the Trust, including the Transportation segment hauling equipment on behalf of the Construction and Civil segments, the Rentals segment supplying equipment to the Civil segment and other cross utilization of manpower and equipment.

OPERATING EXPENSES AND GROSS MARGIN

Operating expenses on a consolidated basis for the three and six months ended June 30, 2007 were approximately $24.5 million and $49.8 million, respectively. The rapid and deep downturn that occurred early 2007 negatively impacted operating expenses and gross margins. The following table outlines the cost by segment and the changes and percentage changes over the comparative period in 2006.

	Three months ended June 30				**Six months ended June 30**			
Operating Expense changes by Segment	**2007**	**2006**	**$chg**	**% chg**	**2007**	**2006**	**$chg**	**% chg**
Construction Segment	4,353	8,299	(3,946)	(48%)	12,016	18,612	(6,596)	(35%)
Newly Acquired Companies	2,766	n/a	n/a	n/a	2,766	n/a	n/a	n/a
Transportation Segment	5,448	7,293	(1,845)	(25%)	14,955	22,594	(7,639)	(34%)
Newly Acquired Companies	1,574	n/a	n/a	n/a	1,574	n/a	n/a	n/a
Civil Segment	9,306	7,170	2,136	30%	16,115	13,153	2,962	23%
Newly Acquired Companies	492	n/a	n/a	n/a	492	n/a	n/a	n/a
Rentals Segment	529	1,890	(1,361)	(72%)	1,896	3,252	(1,356)	(42%)

The revenue declines in all segments except the civil segment resulted in total dollar cost declines as well. However while actual dollar costs declined, as a percentage of revenue, costs in all segments except the rental group increased resulting in and erosion of margins.

Total Operating Expense as % of Revenue	2007	2006		2007	2006
Total Operating costs as a % of Total Revenues	24,468	24,652		49,814	57,611
	128%	75%		92%	71%

Major cost items that increased as a percentage of revenue, across all segments, were labor, fuel and equipment rentals. It is expected that higher fuel costs can eventually be passed on to the Trust's clients, but in the current downturn, it is expected that there will be a timing difference before pricing increases can be passed on.

Productivity losses as a result of inclement weather and heavy snowfalls impacted all segments. Labor costs increased in both quarters of 2007. In addition, a minimum of 25% additional equipment capacity was added to each business segment in conjunction with and shortly after the initial public offering. The Trust's fixed cost infrastructure is capable of handling higher levels of activity. The resulting underutilized capacity has an ongoing effect to margins until volume of activity increases.

In response to the current cost increases management is working to expand cross utilization of existing equipment and reposition certain equipment assets in the Trust's new geographical locations to minimize mobilization and fuel costs. In addition, the Trust's rental segment is focusing marketing efforts to rent underutilized assets within the other Trust's segments to third parties. Finally management is in the process of implementing various cost cutting measures. Management expects to realize benefits on these actions by both increases in revenue and cost savings.

GENERAL AND ADMINISTRATIVE

General and administrative expenses for the three and six months ended June 30, 2007 were $1,637,137 and $3,328,803 respectively, or 6% and 5.5%, respectively, of revenue. Costs included in this category are accounting and administrative staff, additional consulting costs evaluating the impacts of the federal tax announcements and staff training costs associated with the new accounting and management system implemented in conjunction with the integration of the Newly Acquired Companies.

EBITDA

EBITDA for the six months ended June 30, 2007 was $6,766,419.[1] This represents an EBITDA margin of 11.3%.[2] In Q2, the Newly Acquired Companies contributed $1,254,744 in EBITDA since the completion of the acquisitions on May 18, 2007.

[1] EBITDA is calculated as net loss of $(23,296,579) plus interest expense of $1,645,861 plus amortization of property and equipment and amortization of intangible assets of $16,448,348 plus future income taxes of $11,968,789.

[2] EBITDA Margin is a fraction of which EBITDA of $6,766,419 is the numerator and revenue of $59,996,757 is the denominator.

AMORTIZATION OF PROPERTY AND EQUIPMENT

Amortization for the six months ending June 30, 2007 was $11,751,610. Amortization is applied to reduce the book value of property and equipment to its estimated residual value over its estimated useful life on a declining balance basis annually or on an actual usage basis.

AMORTIZATION OF INTANGIBLE ASSETS

Intangible assets, consisting of acquired customer relationships, business alliance, brand and trade names, and non-competition agreements are recorded at cost and amortized over their useful lives, which is estimated to be five years for business alliance, brand and trade names, and non-competition agreements and ten years for customer relationships. Intangible assets are regularly evaluated by comparing their applicable estimated future net cash flows to the unamortized net book value of the intangible asset. Any impairment would be charged to income in that period.

INTEREST

Interest expense reflects carrying costs on lease obligations, interest on capital lease obligations and interest on the revolving bank term loan.

INCOME TAXES

Petrowest, and its operating entities, are taxable entities under the Income Tax Act of Canada and are currently taxable only on income that is not distributed or distributable to the unit holders. As the Trust currently distributes all of its taxable income to the unit holders, no previous provision for income taxes had been made.

On June 12, 2007, the legislation implementing the new tax on publicly traded income Trusts and limited partnerships (the "SIFT tax"), referred to as "specified investment flow-through" ("SIFT") entities (Bill C-52) received third reading in the House of Commons and on June 22, 2007, the Bill received Royal Assent. As a result, the tax was considered to be enacted for accounting purposes in June 2007. SIFTs are certain publicly traded income and royalty Trusts and limited partnerships including Petrowest.

For SIFTs in existence on October 31, 2006, the SIFT tax will be effective in 2011 unless certain rules related to "undue expansion" are not adhered to, in which case such rules would be applied at an earlier date. Under the guidance provided, Petrowest can increase is total equity subject to annual limits, to approximately $497.8 million by 2011 without prematurely triggering the SIFT tax.

Under the SIFT tax, distributions will not be deductible for income tax purposes by SIFTs in 2011 and thereafter and any Trust level taxable income will be taxed at a rate approximating the corporate income tax rate currently estimated to be 31.5 percent. The resultant distributions will be considered taxable dividends to unitholders, generally eligible for the dividend tax credit. Distributions representing a return of capital for income tax purposes will continue to be an adjustment to a unitholder's adjusted cost base of Trust units.

For accounting purposes, as the SIFT tax was enacted in the second quarter of 2007, Petrowest recorded non-cash future income tax provisions that resulted in a net charge of $11,968,789 to future income taxes to reflect the temporary differences between the book and tax basis of assets and liabilities expected to be remaining in the Trust in 2011. The majority of the temporary differences at the Trust level relate to the timing differences associated with property plant and equipment and intangibles acquired by the Trust on September 7, 2006 and May 18, 2007.

Our Board of Directors and Management continue to review the impact of this tax on our business strategy. We expect future technical interpretations and details will further clarify the legislation. At the present time, Petrowest believes some or all of the following actions will or could result due to the enactment of the SIFT tax:

- If structural or other similar changes are not made, the after-tax distribution yield in 2011 to taxable Canadian investors will remain approximately the same, however, the distribution yield in 2011 to tax deferred Canadian investors (RRSPs, RRIFs, pension plans, etc.) and foreign investors could fall.
- A portion of Petrowest's cash flow could be allocated to the payment of the SIFT tax, or other forms of tax, and would not be available for distribution or re-investment;

- Petrowest could convert to a corporate structure to facilitate investing a higher proportion or all of its cash flow in growth capital and potential acquisitions. Such a conversion and change to capital programs could result in a significant reduction to, or elimination of, distributions and/or dividends;

- Petrowest might determine that it is more economic to remain in the Trust structure and pay required distribution taxes when they come into effect in 2011 and utilizing available income tax strategies to minimize the impact of the tax.

The Trust is reviewing all organizational structures and alternatives to minimize the impact of the SIFT tax on our unitholders. While there can be no assurance that the negative effect of the tax can be minimized or eliminated, Petrowest and its advisors will assess the alternatives available and implement a strategy that is in the best interest of the unitholders.

NET LOSS

Net loss for the three and six months ended June 30, 2007 was $21,072,241 and $23,296,580, respectively. This represents a net loss per unit of $0.69 and $0.79, respectively, basic and fully diluted.

Included in the net loss is an adjustment for future income taxes as a result of Bill C-52 which received third reading in the House of Commons on June 12, 2007 and received Royal Assent on June 22, 2007. As a result, the tax was considered to be enacted for accounting purposes in June 2007. Excluding the impact of the future income tax adjustment net loss for the period would be $9,103,452 and $11,327,791, respectively. This represents a net loss per unit before future income tax adjustment of $0.30 and $0.38, respectively, basic and fully diluted.

RECONCILIATION OF CASH FLOW FROM OPERATING ACTIVITIES TO DISTRIBUTABLE CASH

$000s	For the three months ended June 30, 2007	For the six months ended June 30, 2007
Cash flow from operating activities	1,792	64
Changes in non-cash working capital items	(1,426)	5,904
	366	5,968
Interest income	98	148
Distributable Cash	**464**	**6,116**
Total distributions paid or payable	**9,365**	**17,848**
Distributions funded from revolving bank term loan and DRIP	**8,901**	**11,732**
Payout ratio[1] – combined unitholders	**495%**	**343%**

(1) *Payout ratio is a fraction of which distributions paid or payable to Trust and Subordinated Unitholders of $8,901 and 11,732, respectively, is the numerator and distributable cash of $464 and $6,116, respectively, is the denominator.*

Seasonal impacts on Cash Flow

The Trust strives to fund distributions primarily from funds flow from operations before changes in non cash working capital items. However, Petrowest's business operations are seasonal by nature. Management expects that the Trust will consume cash during periods of normally higher activity, historically Q4 and Q1, and to a lesser extent in Q3. Typically in these quarters, operations would increase receivable balances faster than collected. In Q2, the impact of spring breakup will typically reverse this trend. To reduce the impact on cash, the Trust has secured an operating line of credit to finance the cyclical nature of its operations. Accordingly in the shorter term, with reasonable evidence that cyclical trends reflect normal seasonal indicators, the Trust may use the operating line of credit to fund distributions during periods where working capital demands exceed funds flow from operations before changes in non cash working capital items.

Productive Capacity

The Trust strives to fund maintenance capital expenditures from cash flows. Growth capital expenditures would typically be funded by combinations of debt and operating leases. Since inception Petrowest's productive capacity has increased significantly. The Trust has added approximately $48 million in additional equipment financed by debt and operating leases that have increased the capacity of each segment by at least 25%. In addition the recent acquisitions on May 18, 2007 have added an additional $42 million in capital assets to the Trust, obtained from existing third party market capacity. The acquisitions have expanded the geographical footprint of the Trust and opened new markets for the Trust's services. The acquisitions have also increased capacity in the Construction, Transportation and Civil LP's. The cost of the Newly Acquired Companies has been financed by debt and the issue of Units of the Trust.

Property and equipment asset acquisitions incurred in the six months ended June 30, 2007 were approximately $11.7 million. The acquisitions were financed by an increase in the Trust's debt and were targeted to increase capacity in the gravel crushing and hauling and log hauling operations.

In light of the current significant weakening of the energy sector activity and current lower overall equipment utilization, management believes that the sizable capital expenditures incurred in the prior periods provide the Trust with the capacity to sustain operations into 2008 without the need for any additional maintenance capital expenditures.

Further capital expenditures for the 2007 year, will be targeted toward the gravel crushing operations that have confirmed work into 2008 that exceed present capacity levels.

It is anticipated that a return to higher levels of energy sector activity will require a future expenditures for maintenance capital expenditures in 2008 and beyond to replace older equipment. It is anticipated that this provision will be in the range of $6.0 million to $10.0 million per annum depending on future activity levels and equipment utilization.

Due to the risks inherent in the oil and natural gas industry, there can be no assurance that capital programs, whether limited to the excess of cash flow over distributions or not, will be sufficient to maintain or increase future productive capacity.

Overall Distribution Capacity

Distributable cash decreased by approximately $5,188,000 from Q1 of 2007. While the majority of the decline is related to seasonal conditions, the ongoing slowdown in oil and gas exploration activity has further negatively impacted cash flows. In the first quarter management of the Trust believed that the sector downturn would be short lived and accordingly elected to maintain distributions until evidence to the contrary became persuasive. As such, distributions occurring in late Q1 and Q2 were funded by the revolving bank term loan and the DRIP. The Trust reduced distributions by 40% to $0.06 per unit with effective the month of July to a level consistent with anticipated level of profitability of the Trust given current industry levels. Long term distribution capacity is dependent on generation of positive cash flows and due to the inherent risks in the oil and gas industry and current lack of visibility with respect to the near term outlook, there can be no assurance that distributions can be maintained at current levels in the future.

Since inception on September 7, 2006 the Trust has generated approximately $19.9 million in EBITDA. Accumulated distributions to date are approximately $28.5 million. The excess distributions over EBITDA, represent an effective return of capital to investors of $8.6 million. This is effectively one full quarter of distributions that have not been funded by operational cash flows.

DISTRIBUTIONS

Actual distributions paid in the three and six month periods by the Trust to unitholders are as follows:

Distributions to Trust Unit Holders

Record Date	Date Paid	Amount per Unit	Distributions Declared	Cash Distributions Paid	(1) DRIP Value Exercised	(1) DRIP Units issued
December 31, 2006	January 15, 2007	$0.10	$2,676,509	$2,676,509	n/a	n/a
January 31, 2007	February 15, 2007	$0.10	$2,676,509	$2,676,509	n/a	n/a
February 28, 2007	March 15, 2007	$0.10	$2,676,509	$2,676,509	n/a	n/a
March 31, 2007	April 15, 2007	$0.10	$2,676,509	$2,676,509	n/a	n/a
April 30, 2007	May 15, 2007	$0.10	$2,677,509	$2,677,509	n/a	n/a
May 31, 2007	June 15, 2007	$0.10	$3,112,672	$2,429,816	$682,855	93,665
June 30, 2007	July 15, 2007	$0.10	$3,220,381	$2,333,146	$788,892	114,698

Distributions to Subordinated Unit Holders

Record Date	Date Paid	Amount per Unit	Total Distributions
December 31, 2006	March 23, 2007	$0.37667	$568,772

(1)*On April 27, 2007, Petrowest approved the implementation of a DRIP program which provides the opportunity for unitholders to reinvest the cash distributions towards the purchase of additional units from treasury at a price equal to 95% of the average market price based on weighted average trading prices for the ten days prior to distribution payment date.*

Future distributions will be at the discretion of the Board of Directors of Petrowest Energy Services General Partner Ltd. and may vary depending on the current and anticipated level of activity in the Trust as well as the operational performance of the various partnerships.

Distributions for the record date July 31, 2007 were reduced to $0.06 per unit.

LIQUIDITY

Non Cash Working Capital

$000s	As at June 30 2007	As at December 31 2006
Accounts receivable	48,225	38,498
Prepaid expenses and deposits	4,316	1,517
Inventory	3,729	3,454
Accounts payable and accrued liabilities	(20,999)	(20,296)
Income taxes payable	(934)	-
Distributions payable	(4,028)	(3,245)
Purchase price adjustment payable	(2,000)	(6,422)
Current portion of revolving bank term loan	(15,000)	-
Current portion of obligations under capital leases	(331)	(87)
Non Cash Working capital	12,978	13,419

Non cash working capital at June 30, 2007 was approximately $13.0 million representing a decline of approximately $0.4 million since December 31, 2006. Excluding the impact of the classification of $15.0 million revolving bank term loan, actual non cash working capital increased by approximately $14.6 million. Of this increase, approximately $3.0 million was acquired in the acquisitions described in note 4(b) to the financial statements. The remaining $11.6 million increase has evolved from increases in accounts receivable due to volume increases in the month of June partially offset by the settlement of the majority of purchase price adjustments and slower accounts receivable collections.

Working capital levels are believed to be adequate to support current debt requirements and sustain business operations.

On May 18, 2007, the Trust amended and restated its credit facility available for growth capital, acquisitions and working capital needs to $120 million. Loan security is provided by a first charge debenture, a general security agreement and a general assignment of book debts. The credit facility has a one year revolving term ending in November of 2007 which may be extended for an additional 364 days at the discretion of the lender on application by the Trust. Principal is then repayable in twelve equal quarterly installments over 36 months starting ninety days after the end of the revolving term. Interest is payable monthly at floating rates between prime and prime + 1.0% depending on the Trust's debt to trailing twelve month EBITDA ratio.

The term "EBITDA" is determined in accordance with GAAP, and is defined as: earnings before income taxes, interest expenses, amortization of property and equipment and amortization of intangible assets and excluding non-cash income and expenses and extraordinary items.

Current EBITDA levels require payment of interest at prime.

As at June 30, 2007, the Trust had drawn $90.0 million on its credit facility of which approximately $64.3 million was utilized to meet the cash requirements of the acquisitions of the Newly Acquired Companies. The remainder of the drawn component of the facility has been utilized for the purchase of equipment and working capital needs.

If requested at the end of the term in November of 2007, the first quarterly principal payment would not be due until February 2008 and $15,000,000 has been reported as the current portion.

The Trust's revolving bank term loan requires the Trust to maintain certain financial covenants as follows:

- Working capital ratio, excluding facility debt, of greater than 1.35 to one. The Trust's ratio at Q2 is 2.03 to 1.
- Funded debt to four quarter's trailing EBITDA ratio of not greater than 2.25 to 1. The Trust's ratio at Q2 is 1.94 to 1.
- Fixed Charge coverage of not less than 1 to 1. The Trust's ratio at Q2 is 1.7 to 1.
- Funded Debt to capitalization of not more than 0.5 to 1. The Trust's ratio is 0.27 to 1.

In the event the Trust were to fail to meet any of the financial covenants the implications to the Trust could include a requirement to repay immediately the revolving bank term loan and could result in suspension of future distribution payments.

The Trust is compliant on all debt covenants and believes that the reduction of distributions previously announce will allow the Trust to further reduce its level of borrowings under the credit facility over time.

CONTRACTUAL OBLIGATIONS – PAYMENTS DUE BY PERIOD

	As at June 30, 2007				
$000s	**< 1 year**	**1 - 3 Years**	**4 - 6 Years**	**Thereafter**	**Total**
Bank Indebtedness	15,000	75,000	-	-	90,000
Obligations under Capital leases	331	827	-	-	1,158
Operating Leases on Equipment	10,116	14,568	565	-	25,249
Operating Leases on Offices, Shop and yards	2,091	5,194	1,183	-	8,468
TOTAL	27,538	95,589	1,751	-	124,878

The Trust's credit facility is subject to renewal in November 2007. In the event that facility is not renewed the indicated payments would be required. It is the Trust's intent to request a renewal of the facility and we believe we will be successful in renewing or replacing the facility.

Operating and capital lease commitments are consistent with levels previously retained within the individual companies prior to their acquisition by Petrowest. It is management's belief that lease commitments can be met from operating cash flows.

UNITHOLDERS' EQUITY

Unitholders' Capital

Authorized

The Trust is authorized to issue an unlimited number of Trust Units. Holders of Trust Units will be entitled to receive monthly distributions to the extent declared by the Board of Directors of the Trust's administrator, Petrowest Energy Services General Partner Ltd. in priority to any payments on the Subordinated Units.

Issued

	Trust Units Outstanding	Subordinated Units Outstanding	Total Outstanding	$000's Value
Trust Units issued for cash net of issue costs	14,000,000		14,000,000	128,118
Trust Units issued on the acquisition of the Acquired Companies (note 4(a))	12,765,094		12,765,094	127,651
Total Units	26,765,094		26,765,094	255,769
Subordinated Units				
Issued for cash	-	1,510,000	1,510,000	1,510
Issued for promissory notes	-	-	-	3,020
Less: Amount issued for promissory notes	-	-	-	(3,020)
Balance at December 31, 2006	26,765,094	1,510,000	28,275,094	257,279
Issued for services	10,000	-	10,000	72
Issued to distribution reinvestment plan "DRIP"	93,665	-	93,665	683
Issued on the acquisition of the Newly Acquired Companies (note 4 (b))	4,351,622	-	4,351,622	32,316
Total units outstanding as at June 30, 2007	31,220,381	1,510,000	32,730,381	290,350
Weighted average units outstanding three months ended June 30 basic and diluted	28,845,805	1,510,000	30,355,805	
Weighted average units outstanding six months ended June 30 basic and diluted	27,811,197	1,510,000	29,321,197	

On July 6, 2006, the Trust issued to various insiders an aggregate of 1,510,000 Subordinated Units at a price of $3.00 per Subordinated Unit, $4,530,000 in the aggregate, to be satisfied by payment of $1.00 in cash and $2.00 by way of a three-year promissory note that may be forgiven at the option of the Trust over three years if the subscriber remains as a director, officer or employee of Petrowest. No amounts have been forgiven to date.

Holders of Subordinated Units have the right to convert into Priority Units on a one-for-one basis at any time after the end of the first fiscal year ending on or after December 31, 2008 if the Trust has earned EBITDA of at least $47 million and paid distributions of at least $1.20 per Trust Unit for such fiscal year.

On June 27, 2007, the Trust issued 300,000 warrants at a strike price of $7.47 per unit expiring May 1, 2008 for aggregate consideration of $270,000. The Trust valued the warrants using the following assumptions in the Black-Scholes model: average risk-free interest rate of 4.73%; average expected life of 0.91 years; expected volatility of 30%.

On April 27, 2007, Petrowest approved the implementation of a DRIP program which provides the opportunity for unitholders to reinvest the cash distributions towards the purchase of additional units from treasury at a price equal to 95% of the average market price based on weighted average trading prices for the ten days prior to distribution payment date.

Future distributions and continuation of the DRIP program will be at the discretion of the Board of Directors of Petrowest Energy Services General Partner Ltd. and may vary depending on the current and anticipated level of activity in the energy services industry as well as the operational performance of the various partnerships.

Units issued on the acquisition of the Acquired Companies and units issued on the acquisition of the Newly Acquired Companies are held in escrow. Escrowed shares are released as to 25% at the end of year one and the remaining 75% at the end of year two.

GOODWILL

The Goodwill balance has arisen from the two sets of acquisitions. Goodwill represents the excess of purchase price of the Acquired Companies over the fair value of net assets acquired and liabilities assumed. The goodwill balance is assessed for impairment annually at year-end or as events occur that could result in permanent impairment. Impairment is charged to earnings and is not tax affected, in the period in which it occurs. Goodwill is stated at cost less impairment and is not amortized.

RELATED PARTY TRANSACTIONS

Petrowest paid rents for the three and six months ended June 30, 2007, respectively, for office and shop space under leases entered into with certain former vendors in the amount of$481,278 and $903,535. Future lease commitments associated with the transactions are included in note 13. Transactions were recorded at the exchange amount which is estimated to equal fair market value.

FINANCIAL INSTRUMENTS

On January 1, 2007, the Trust adopted the new CICA Handbook sections *3855 - Financial Instruments – Recognition and Measurement, 1530 – Comprehensive Income, and 3865 – Hedges.* The financial instruments standard establishes the recognition and measurement criteria of financial assets, financial liabilities and derivatives. All financial instruments are required to be measured at fair value on initial recognition of the instrument, except for certain related party transactions. Measurement in subsequent periods depends on whether the financial instrument has been classified as held-for-trading, available-for-sale, held-to-maturity, loans and receivables, or other financial liabilities as defined by the standard.

Financial assets and financial liabilities held-for-trading are measured at fair value with changes in those fair values recognized in net earnings (loss). Financial assets available-for-sale is measured at fair value, with changes in those fair values recognized in other comprehensive income (loss). Financial assets held-to-maturity, loans and receivables and other financial liabilities are measured at amortized cost using the effective interest method of amortization. The methods used by the Trust in determining the fair value of financial instruments are unchanged as a result of implementing the new standard.

The Trust has no financial instruments or activities that give rise to other comprehensive income (loss). The Trust's cash and cash equivalents are designated as held-for-trading and are measured at carrying value, which approximates fair value due to the short-term nature of these instruments. Accounts receivable are designated as loans and receivables. Accounts payable and accrued liabilities, distribution payable, and the credit facility are designated as other liabilities and are recorded at cost.

CRITICAL ACCOUNTING ESTIMATES AND ACCOUNTING POLICIES

Critical Accounting Estimates

The unaudited interim consolidated financial statements for the quarter ended June 30, 2007 have been prepared in accordance with the accounting policies described in the notes to the annual audited financial statements posted on SEDAR. As a normal part of the financial statement preparation process, management is required to make estimates and assumptions based on information available as at the financial statement date. These estimates and assumptions affect the reported amounts of assets and liabilities, the possible disclosure of contingent assets and liabilities at the date of the financial statements and the amount of revenue and expense reported for the period.

Although estimates and assumptions must be made during the financial statement preparation process, it is management's opinion that none of the estimates or assumptions had a material effect on the financial statements at the time they were made. The most significant estimates in Petrowest's financial statements are the estimate for future income taxes, amortization period for property and equipment, valuation of assets in the purchase equation, assumptions used in the binomial valuation methodology and recoverability of accounts receivable.

KEY RISKS AND UNCERTAINTIES

Material Debt

The Trust's credit facility is subject to renewal in November 2007. In the event that facility is not renewed the principal repayments would be required quarterly over a three year period which could have a material impact on the Trust's ability to continue distributions and retire the principal obligations. While the Trust believes it will be successful in renewing or replacing the facility there can be no assurance that it will be successful.

Additional Risks are detailed in the Trust's annual information form dated March 30, 2007 which is available in electronic form at www.sedar.com and the Audited Consolidated Financial Statements and Management Discussion and Analysis for the year ended December 31, 2006 which are available in electronic form at www.sedar.com.

FINANCIAL DISCLOSURES

During the period ended June 30, 2007, no change occurred to Petrowest's internal control over financial reporting that has materially affected or is reasonably likely to materially affect Petrowest's internal control over financial reporting.

The Chief Executive Officer and the Chief Financial Officer continue to evaluate the effectiveness of Petrowest's disclosure controls and procedures taking into consideration the functions performed by its Disclosure Committee, the review and oversight of all executive officers and the board, as well as the process and systems in place for filing regulatory and public information. Petrowest's established review process and disclosure controls are designed to ensure that all required information, reports and filings required under Canadian securities legislation are properly submitted and recorded in accordance with those requirements over financial reporting as of June 30, 2007 pursuant to the requirements of Multilateral Instrument 52-109 of the Canadian Securities Administrators.

Petrowest integrated the nine private businesses described as the September 7, 2006 acquisitions to Note 4(a) of the financial statements and completed the data conversion of the existing accounting systems within the Acquired Companies to a common accounting system platform. All nine entities were live on the new accounting platform as at January 1, 2007.

Petrowest has also integrated the additional five private businesses described as the May 18, 2007 acquisitions to Note 4(b) of the financial statements and completed the data conversion of the existing accounting systems within the Newly Acquired Companies to a common accounting system platform. The five new entities were live on the new accounting platform as at May 18, 2007.

As part of the Trust's transition from fourteen owner managed control environments that existed in the Acquired Companies and the Newly Acquired Companies to an acceptable public company control environment, the Trust engaged third party consultants to assist with the design, documentation and testing of original internal control systems, new proposed improvements, interim measures during the conversion and planned implementation on completion of the conversion. By their nature certain planned controls, or controls that would exist on completion of the data conversion, could not be tested because they were not fully operational at the time of testing.

Based on the ongoing evaluations performed, the CEO and CFO have concluded that the design and operation of the Trust's disclosure controls and procedures were effective as at June 30, 2007 to ensure that information required to be disclosed by the Trust in reports filed under Canadian securities laws is gathered, recorded, processed, summarized and reported within the time periods specified under Canadian securities laws and is accumulated and communicated to management, including the CEO and CFO, to allow timely decisions regarding required disclosure as required under Canadian securities laws.

Further, based on the Trust's mitigating procedures, the CEO and the CFO have satisfied themselves that potential weaknesses in controls as described in the 2006 year end management discussion and analysis, have not resulted in material errors in the financial statements of the current quarter. Management and the Board of Directors are committed to transparency and completeness of financial reporting and disclosure. The existence of the identified control weaknesses need not necessarily be interpreted as evidence of a lack of integrity, of unsound business practices or of unacceptable risks to its shareholders and other related parties.

It should be noted that while Petrowest's principal executive officer and principal financial officer believe that Petrowest's disclosure controls and procedures provide a reasonable level of assurance that they are effective, they do not expect that Petrowest's disclosure controls and procedures or internal control over financial reporting will prevent all errors and fraud. A control system, no matter how well conceived or operated, can provide only reasonable, not absolute, assurance that the objectives of the control system are met.

Internal control systems, no matter how well designed, have inherent limitations. Therefore, even those systems determined to be effective can provide only reasonable assurance with respect to financial statement preparation and presentation. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate

ADDITIONAL CORPORATE INFORMATION

Additional information relating to the Trust, including the Trust's Annual Information Form, can be found on SEDAR at www.sedar.com and on the Trust's website at www.petro-west.com

FORWARD LOOKING STATEMENTS

Certain information and statements contained in this MD&A constitute forward-looking information, including the anticipated costs associated with the purchase of capital equipment, expectations concerning the nature and timing of growth within the various business units operated through affiliates of the Trust, expectations respecting the competitive position of such business units, expectations concerning the financing of future business activities, statements as to future economic and operating conditions, oil sands production and investment, oil sands reserves, revenues from oil and gas and non-oil and gas activities, debt to EBITDA ratio and end of year payout ratio. **Readers should review the cautionary statement respecting forward-looking information that appears below. Any forward statements are made as of the date hereof and the Trust does not undertake to publicly update and review such statements to reflect new events, subsequent events or otherwise, except in circumstances where in light of intervening events and absent further explanation the statements would be considered misleading.**

The information and statements contained in this MD&A that are not historical facts are forward-looking statements. Forward-looking statements (often, but not always, identified by the use of words such as "seek", "plan", "continue", "estimate", "project", "predict", "potential", "targeting", "intend", "could", "might", "should", "believe", "expect", "may", "anticipate" or "will" and similar expressions) may include plans, expectations, opinions, or guidance that are not statements of fact. Forward-looking statements

are based upon the opinions, expectations and estimates of management as at the date the statements are made and are subject to a variety of risks and uncertainties and other factors that could cause actual events or outcomes to differ materially from those anticipated or implied by such forward-looking statements. These factors include, but are not limited to, such things as changes in industry conditions (including the levels of capital expenditures made by oil and gas producers and explorers), the credit risk to which the Trust is exposed in the conduct of its business, fluctuations in prevailing commodity prices or currency and interest rates, the competitive environment to which the various business units are, or may be, exposed in all aspects of their business, the ability of the Trust's various business units to access equipment (including parts) and new technologies and to maintain relationships with key suppliers, the ability of the Trust's various business units to attract and maintain key personnel and other qualified employees, various environmental risks to which the Trust's business units are exposed in the conduct of their operations, inherent risks associated with the conduct of the businesses in which the Trust's business units operate, timing and costs associated with the acquisition of capital equipment, the impact of weather and other seasonal factors that affect business operations, availability of financial resources or third-party financing and the impact of new laws or changes in administrative practices on the part of regulatory authorities. Forward-looking information respecting the anticipated costs associated with the purchase of capital equipment are based upon historical prices for various classes of equipment, expectations relating to the impact of inflation on the future cost of such equipment and management's views concerning the negotiating leverage of the Trust and its affiliates. Forward-looking information concerning the nature and timing of growth within the various business units is based on the current budget of the Trust (which is subject to change), factors that affected the historical growth of such business units, sources of historic growth opportunities and expectations relating to future economic and operating conditions. Forward-looking information concerning the future competitive position of the Trust's business units is based upon the current competitive environment in which those business units operate, expectations relating to future economic and operating conditions and current and announced build programs and other expansion plans of other organizations that operate in the energy service business. Forward-looking information concerning the financing of future business activities is based upon the financing sources on which the Trust and its predecessors have historically relied and expectations relating to future economic and operating conditions. Forward-looking information concerning future economic and operating conditions is based upon historical economic and operating conditions, opinions of third-party analysts respecting anticipated economic and operating conditions. Although management of the Trust believes that the expectations reflected in such forward looking statements are reasonable, it can give no assurance that such expectations will prove to have been correct. ***Accordingly, readers should not place undue reliance upon any of the forward-looking information set out in this MD&A.*** *All of the forward looking statements of the Trust contained in this MD&A are expressly qualified, in their entirety, by this cautionary statement. The various risks to which the Trust is exposed are described under "Key Risks and Uncertainties" herein and under "Risk Factors" detailed in the Trust's prospectus dated August 28, 2006 and the Trust's Annual Information Form dated April 2, 2007.*

PETROWEST ENERGY SERVICES TRUST
Form 52-109F2 – Certification of Interim Filings

I, Kenneth N. Drysdale, President and Chief Executive Officer of Petrowest Energy Services General Partner Ltd., Administrator of Petrowest Energy Services Trust, certify that:

1. I have reviewed the interim filings (as this term is defined in Multilateral Instrument 52-109 *Certification of Disclosure in Issuers' Annual and Interim Filings*) of Petrowest Energy Services Trust (the "issuer") for the interim period ending June 30, 2007;

2. Based on my knowledge, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings;

3. Based on my knowledge, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the interim filings;

4. The issuer's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures and internal control over financial reporting for the issuer, and we have:

   (a) designed such disclosure controls and procedures, or caused them to be designed under our supervision, to provide reasonable assurance that material information relating to the issuer, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which the interim filings are being prepared; and

   (b) designed such internal control over financial reporting, or caused it to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with the issuer's GAAP; and

5. I have caused the issuer to disclose in the interim MD&A any change in the issuer's internal control over financial reporting that occurred during the issuer's most recent interim period that has materially affected, or is reasonably likely to materially affect, the issuer's internal control over financial reporting.

Date: August 14, 2007.

"signed"

Kenneth N. Drysdale
President and Chief Executive Officer
Petrowest Energy Services General Partner Ltd.
Administrator of Petrowest Energy Services Trust

PETROWEST ENERGY SERVICES TRUST
Form 52-109F2 – Certification of Interim Filings

I, John B. Paul, Chief Financial Officer of Petrowest Energy Services General Partner Ltd., Administrator of Petrowest Energy Services Trust, certify that:

1. I have reviewed the interim filings (as this term is defined in Multilateral Instrument 52-109 *Certification of Disclosure in Issuers' Annual and Interim Filings*) of Petrowest Energy Services Trust (the "issuer") for the interim period ending June 30, 2007;

2. Based on my knowledge, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings;

3. Based on my knowledge, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the interim filings;

4. The issuer's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures and internal control over financial reporting for the issuer, and we have:

   (a) designed such disclosure controls and procedures, or caused them to be designed under our supervision, to provide reasonable assurance that material information relating to the issuer, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which the interim filings are being prepared; and

   (b) designed such internal control over financial reporting, or caused it to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with the issuer's GAAP; and

5. I have caused the issuer to disclose in the interim MD&A any change in the issuer's internal control over financial reporting that occurred during the issuer's most recent interim period that has materially affected, or is reasonably likely to materially affect, the issuer's internal control over financial reporting.

Date: August 14, 2007.

"signed"

John B. Paul
Chief Financial Officer
Petrowest Energy Services General Partner Ltd.
Administrator of Petrowest Energy Services Trust





NOTICE OF ANNUAL AND SPECIAL MEETING OF UNITHOLDERS TO BE HELD ON MAY 31, 2007

TO: THE UNITHOLDERS OF PETROWEST ENERGY SERVICES TRUST

NOTICE IS HEREBY GIVEN that the annual and special meeting (the "Meeting") of the holders ("Unitholders") of trust units and subordinated units (collectively, "Units") of Petrowest Energy Services Trust (the "Trust") will be held at the Rotary Suite of the Grande Prairie Inn, 11633 Clairmont Road, Grande Prairie, Alberta, on Thursday, May 31, 2007, at 3:00 p.m. (Mountain Daylight Savings time). The purpose of the Meeting is to consider, and to take action with respect to, the following matters:

- the receipt of the audited consolidated financial statements of the Trust for the financial period ended December 31, 2006, together with the auditors' report thereon;
- the passing of a resolution directing the trustee of the Trust to elect the directors of Petrowest Energy Services General Partner Ltd., the administrator of the Trust (the "Administrator"), for the ensuing year;
- the appointment of PricewaterhouseCoopers LLP as auditor of the Trust for the ensuing year at a remuneration to be determined by the board of directors of the Administrator; and
- the transaction of such other business as may properly be brought before the Meeting or any adjournment or adjournments thereof.

Unitholders are referred to the accompanying information circular dated April 30, 2007 (the "Information Circular") for more detailed information with respect to the matters to be considered at the Meeting.

A Unitholder may attend the Meeting in person or may be represented thereat by proxy. Unitholders who are unable to attend the Meeting in person are requested to date, sign and return the accompanying form of proxy, or other appropriate form of proxy, in accordance with the instructions set forth in the Information Circular. **In order to be valid and acted upon at the Meeting, a properly executed proxy must be deposited at the Trust's head office at Suite 204, 10605 Westside Drive, Grande Prairie, Alberta T8V 8E6, or with Valiant Trust Company at its offices at Suite 310, 606 – 4th Street S.W., Calgary, Alberta T2P 1T1) or by fax at (403) 233-2857 at least 24 hours prior to the commencement of the Meeting, or any adjournment thereof or with the Chairman of the Meeting on the day of the Meeting or any adjournment thereof, prior to the use thereof at the Meeting or adjourned meeting. A person appointed as proxyholder need not be a Unitholder.**

Only persons registered as holders of Units on the records of the Trust as of the close of business on April 23, 2007 are entitled to receive notice of and to vote at the Meeting or any adjournment thereof, except that a transferee of Units transferred after such date may vote such Units at the Meeting or any adjournment thereof if it produces properly endorsed certificates representing such Units or otherwise establishes that it owns the transferred Units and demands, not later than 10 days before the Meeting, that the transferee's name be included on the list of Unitholders entitled to vote at the Meeting.

DATED as of the 30th day of April, 2007.

BY ORDER OF the board of directors of Petrowest Energy Services General Partner Ltd., the administrator of PETROWEST ENERGY SERVICES TRUST

(signed) "Kenneth N. Drysdale"

Kenneth N. Drysdale
President and Chief Executive Officer





PETROWEST ENERGY SERVICES TRUST

INFORMATION CIRCULAR
Accompanying Notice of Annual Meeting of Unitholders
to be held on
Thursday, May 31, 2007

SOLICITATION OF PROXIES BY MANAGEMENT

ANNUAL MEETING

This Information Circular is furnished in connection with the solicitation of proxies by the management of Petrowest Energy Services Trust (the "Trust" or "Petrowest") for use at the Annual Meeting of the Unitholders of the Trust (the "Meeting") to be held at the Rotary Suite of the Grande Prairie Inn, 11633 Clairmont Road, Grande Prairie, Alberta, on Thursday, May 31, 2007, at 3:00 p.m. (Mountain Daylight Savings time), or at any adjournment thereof, for the purposes set forth in the Notice of Meeting.

Unless otherwise specified, the information contained herein is given as of April 30, 2007.

There is enclosed herewith a form of proxy for use at the Meeting. Each holder of trust units ("Trust Units"), subordinated units ("Subordinated Units") and special voting units ("Special Voting Units") (collectively, "Units") of the Trust who is entitled to attend and vote at the Meeting is urged to participate in the Meeting and to vote on matters to be considered in person or by proxy.

This solicitation of proxies is made on behalf of the management of the Trust. The costs incurred in the preparation and mailing of both the proxy and this Information Circular will be borne by the Trust. In addition to the use of the mail, proxies may be solicited by personal interviews, telephone or telegraph by directors, officers and employees of the Trust who will not be directly compensated therefor.

APPOINTMENT OF PROXIES

Those Unitholders who wish to be represented by proxy at the Meeting must deposit their forms of proxy at the Trust's head office at Suite 204, 10605 Westside Drive, Grande Prairie, Alberta T8V 8E6, or with Valiant Trust Company at its offices at Suite 310, 606 – 4th Street S.W. Calgary, Alberta T2P 1T1 or by fax at (403) 233-2857 at least 24 hours prior to the commencement of the Meeting or any adjournment thereof, or with the Chairman of the Meeting on the day of the Meeting or any adjournment thereof, prior to the use thereof at the Meeting or adjourned meeting. A proxy must be executed by the holder of Units or his or her attorney authorized in writing, or if the Unitholder is a Corporation, under its seal or by an officer or attorney thereof duly authorized. A proxy is valid only at the meeting in respect of which it is given or any adjournment of that meeting.

Kenneth N. Drysdale and D. Hugh Gillard (the management designees named in the accompanying Instrument of Proxy) are both directors of Petrowest Energy Services General Partner Ltd., the administrator of the Trust (the "Administrator") and Mr. Drysdale is additionally a senior officer of

the Administrator. **Each Unitholder submitting a proxy has the right to appoint a person or Corporation, other than Messrs. Drysdale or Gillard to represent him, her or it at the Meeting. The Unitholder may exercise this right by striking out the names of Messrs. Drysdale and Gillard in the accompanying Instrument of Proxy and inserting the name of the desired representative in the blank space provided, or by completing another proper form of proxy and in either case depositing the proxy at the place and within the time specified above for the deposit of proxies.**

REVOCATION OF PROXIES

An instrument of proxy may be revoked by the person giving it, any time prior to the exercise thereof. **If a person who has given a proxy attends personally at the Meeting at which such proxy is to be voted, such person may revoke the proxy and vote in person.** In addition to revocation in any other manner permitted by law, a proxy may be revoked by instrument in writing executed by the Unitholder or his or her attorney authorized in writing, or if the Unitholder is a corporation, under its seal or by an officer or attorney authorized in writing, and deposited either at the place for the delivery of proxies, at any time up to and including 4:00 p.m. on the last business day preceding the day of the Meeting, or any adjournment thereof, at which the proxy is to be used, or with the chairman of such Meeting on the day of the Meeting, or adjournment thereof, and upon the occurrence of either of such events the proxy is revoked.

VOTING OF PROXIES

The Units represented by the enclosed form of proxy will be voted or withheld from voting in accordance with the instructions of the Unitholder. The persons appointed under the enclosed form of proxy are conferred with discretionary authority to act in accordance with their best judgment with respect to amendments or variations of those matters specified in the proxy and Notice of Meeting and with respect to any other matters which may properly be brought before the Meeting or any adjournment thereof. At the time of printing this Information Circular, the management of the Administrator know of no such amendment, variation, or other matter.

Unless otherwise specified, proxies in the accompanying form will be voted in favour of each of the resolutions set forth in the Notice of Meeting.

VOTING OF UNITS

Voting of Units - General

As at April 30, 2007, there were 26,775,094 Trust Units and 1,510,000 Subordinated Units issued and outstanding, each carrying the right to one vote at meetings of the Unitholders.

Only persons who were registered as holders of Units as of the close of business on April 23, 2007 (the "Record Date"), are entitled to receive notice of the Meeting. The Trust will prepare a list of the *registered* holders of Units as of the close of business on the Record Date. At the Meeting, each holder of Units named in that list will be entitled to vote the Units set out opposite the holder's name on the list, except to the extent that: (a) the Unitholder has transferred any of his or her Units after the Record Date; and (b) the transferee of those Units produces properly endorsed unit certificates or otherwise establishes ownership of such Units and demands, at least 10 days before the Meeting, that the transferee's name be included on the Unitholder's list, in which case the transferee will be entitled to vote such Units at the Meeting.

Holders of Special Voting Units are also entitled to attend and vote at the Meeting, but no Special Voting Units were issued and outstanding on April 23, 2007.

Voting of Units - Advice to Beneficial Holders of Units

The information set forth in this section is important to many Unitholders of the Trust, as a substantial number of Unitholders do not hold Units in their own name. Unitholders who do not hold their units in their own name (referred to in this Proxy Circular as "Non-registered Unitholders") should note that only proxies deposited by Unitholders whose names appear on the Register of Unitholders (as the holders of Units) will be recognized and acted upon at the Meeting. If Units are listed in an account statement provided to a Unitholder by a broker, then in almost all cases those Units will not be registered in the Unitholder's name on the Register of Unitholders. Such Units will more likely be registered under the name of the Unitholder's broker or an agent of that broker. In Canada, the vast majority of such Units are registered under the name of CDS & Co. (the registration name for The Canadian Depository for Securities Limited, which acts as nominee for many Canadian brokerage firms). Units held by brokers or their agents or nominees can only be voted (for or against resolutions) at the direction of the Non-registered Unitholder. Without specific instructions, brokers and their agents and nominees are prohibited from voting units for the brokers' clients. **Therefore, Non-registered Unitholders should ensure that instructions respecting the voting of their units are communicated to the appropriate person well in advance of the Meeting.**

National Instrument 54-101 requires intermediaries (such as, among others, banks, trust companies, securities dealers or brokers and trustees or administrators of self-administered RRSPs, RRIFs, RESPs or similar plans) to seek voting instructions from Non-registered Unitholders in advance of Unitholders' meetings. Every intermediary/broker has its own mailing procedures and provides its own return instructions to clients, which should be carefully followed by Non-registered Unitholders in order to ensure that their Units are voted at the Meeting. In accordance with National Instrument 54-101, the Trust has distributed copies of this Information Circular and the Notice of Meeting (collectively, the "meeting materials") to depositories and intermediaries for onward distribution to Non-registered Unitholders. Non-registered Unitholders will receive either a voting instruction form or, less frequently, a form of proxy with the meeting materials forwarded to them. The purpose of those forms is to permit Non-registered Unitholders to direct the voting of the Units they beneficially own (but which are not registered in their name). Non-registered Unitholders should follow the procedures set out below, depending on which type of form they receive.

(a) **Voting Instruction Form**. In most cases, a Non-registered Unitholder will receive, as part of the meeting materials, a voting instruction form. If the Non-registered Unitholder does not wish to attend and vote at the Meeting in person (or have another person attend and vote on his or her behalf), the voting instruction form must be completed, signed and returned in accordance with the instructions on the form, in order to ensure the Non-registered Unitholder's Units are voted at the Meeting. If a Non-registered Unitholder wishes to attend and vote at the Meeting in person (or have another person attend and vote on his or her behalf), the Non-registered Unitholder must complete, sign and return the voting instruction form in accordance with the directions provided on or with the voting instruction form; or

(b) **Form of Proxy**. Less frequently, a Non-registered Holder will receive, as part of the meeting materials, a form of proxy that has already been signed by an intermediary (typically by a facsimile, stamped signature), which is restricted as to the number of Units beneficially owned by the Non-registered Unitholder, but which is otherwise incomplete. If the Non-registered Unitholder does not wish to attend and vote at the Meeting in person (or have another person attend and vote on his or her behalf), the Non-registered Unitholder must complete the form of proxy and deposit it with Valiant Trust Company at its offices at Suite 310, 606 - 4th Street S.W. Calgary, AB T2P 1T1 or by fax at (403) 233-2857 at least 24 hours prior to the commencement of the Meeting, in order to ensure that the Non-registered Unitholder's Units are voted at the Meeting. If a Non-registered Unitholder wishes to attend and vote at the Meeting in person (or have another person attend and vote on his or her behalf), the Non-registered Unitholder must cross out the names of the persons named in the proxy and insert the Non-

registered Unitholder's (or such other person's) name in the blank space provided and deposit the completed proxy with Valiant Trust Company.

Non-registered Unitholders should follow the instructions on the forms they receive and contact their intermediaries promptly if they need assistance.

A Non-registered Unitholder who receives a Voting Instruction Form cannot use that form to vote Units directly at the Meeting – the Voting Instruction Form must be returned to the applicable intermediary (or instructions respecting the voting of units otherwise communicated to the applicable intermediary) well in advance of the Meeting in order to have the Units voted.

UNITS AND PRINCIPAL HOLDERS THEREOF

Each Unit confers upon the holder thereof on a poll the right to one vote. The Record Date is the date for the determination of holders of Units who are entitled to notice of and to attend and vote at the Meeting. Any transferee after such date may, on proof of ownership of Units, demand not later than ten days before the Meeting that his or her name be included in the list of persons entitled to attend and vote at the Meeting. Persons acquiring Units from treasury after the Record Date may, on proof of ownership of Units, attend at and vote such Units at the Meeting.

To the knowledge of the directors and senior officers of the Administrator, as at the Record Date, no person beneficially owned, directly or indirectly, or exercised control or direction over Units of the Trust carrying 10% or more of the voting rights attached to all of the Units of the Trust.

MANAGEMENT CONTRACTS

The Trust has entered into an administration agreement dated effective July 6, 2006 (the "Administration Agreement") with the Administrator pursuant to which the Administrator (an indirectly wholly-owned subsidiary of the Trust) has agreed to provide services required in the administration and management of the Trust. The Administrator is responsible for overseeing and managing the affairs of the Trust and its subsidiaries.

The Administrator's duties with respect to the administration of the Trust under the Administration Agreement include (i) ensuring compliance by the Trust, its affiliates and subsidiaries with all continuous disclosure obligations under applicable securities legislation, including the preparation of financial statements; (ii) providing investor relations services; (iii) providing or causing to be provided to Unitholders all information that Unitholders are entitled to receive under the deed of trust of the Trust dated July 6, 2006 (the "Deed of Trust"), including relevant information with respect to income taxes; (iv) convening meetings of Unitholders and distributing required materials, including notices of meetings and information circulars, in respect of all such meetings; (v) attending to all administrative and other matters arising in connection with any redemptions of Units; (vi) monitoring the status of Units as qualified investments under the *Income Tax Act* (Canada) for trusts governed by registered retirement savings plans, registered retirement income funds, deferred profit sharing plans and registered education savings plans, each as defined in the *Income Tax Act* (Canada); (vii) providing assistance in negotiating the terms of any financing required by the Trust; and (viii) generally providing all other services as may be necessary, or as requested by the trustee of the Trust (the "Trustee"), for the administration of the Trust. The Administrator also provides similar services to Petrowest Business Trust, another wholly-owned subsidiary if the Trust.

The Administration Agreement has an initial term of ten years.

ELECTION OF DIRECTORS

At the Meeting, it is proposed that a resolution be passed that will direct the Trust to cause six directors of the Administrator to be elected until the next annual meeting of the Administrator or until their successors are elected or appointed (the "Board of Directors"). Pursuant to the Deed of Trust and the *Business Corporations Act* (Alberta), the Directors of the Administrator stand for election at each annual meeting of shareholders of the Administrator and hold office until the next annual meeting or until their successors have been duly elected. The Administrator was incorporated on July 6, 2006 and the current term of each of the Directors will expire at the first annual meeting of shareholders of the Administrator, which is anticipated to take place shortly after the annual meeting of Unitholders of the Trust.

Unless otherwise specified, proxies in the accompanying form will be voted in favour of causing the Trustee to elect the six people named below (the "Nominees") as directors of the Administrator.

The following table sets forth, in respect of each Nominee, all positions currently held with the Administrator, present principal occupation or employment, material occupations and positions currently held with respect thereto and the approximate number of Units of the Trust beneficially owned directly or indirectly as of April 30, 2007. The information contained herein is based upon information furnished by the respective Nominees to the Trust.

Nominee	Year First Became Director of the Administrator[4]	Office or Position with the Administrator	Principal Occupation	Units Beneficially Owned or Controlled Directly or Indirectly
Kenneth N. Drysdale[3] Grande Prairie, Alberta Canada	2006	President, Chief Executive Officer and a Director	March 1996 until November 2005, President of Kendal Pipeline & Oilfield Services Ltd. From November 2005 to present, private businessman.	**362,005 Trust Units 250,000 Subordinated Units**
D. Hugh Gillard[1][2][3] Calgary, Alberta Canada	2006	Chairman and a Director	From June 2003 to March 2006 President and Chief Executive Officer of Kelso Energy Inc. Currently the Principal of Saddleback Resources Ltd., a private company involved in equity investments and advisory roles in the energy sector.	**30,000 Trust Units 20,000 Subordinated Units**
Rene Amirault, CGA[1][2] Calgary, Alberta Canada	2006	Director	From August 1994 to January 2006, various positions at CCS Income Trust. From September 2001 to January 2006, Vice President of Corporate Development of CCS Income Trust. From January 2006 to present, independent businessman.	**84,000 Trust Units 20,000 Subordinated Units**
Gerald A. Romanzin, CA[1][2] Calgary, Alberta Canada	2006	Director	Executive Vice President of the TSX Venture Exchange from November 1999 to April 2002 and acting President of the TSX Venture Exchange from December 2001 to April 2002. Since April 2002, independent businessman.	**13,000 Trust Units 20,000 Subordinated Units**

Nominee	Year First Became Director of the Administrator[4]	Office or Position with the Administrator	Principal Occupation	Units Beneficially Owned or Controlled Directly or Indirectly
Walter DeBoni[2][3] Calgary, Alberta Canada	2006	Director	Independent businessman; From February 2002 to November 2005, Vice-President, Canada Frontier & International Business of Husky Energy Inc. and prior to February 2002, President and Chief Executive Officer of Bow Valley Energy Ltd.	**10,000 Trust Units**
W. Mark Schweitzer Calgary, Alberta Canada	N/A	Nominee	Independent businessman; From April 2005 to November 2006, Executive Vice President and Chief Financial Officer of Superior Plus Income Fund. From October 2000 to March 2005, Executive Vice-President, Corporate Development and Chief Financial Officer of Superior Plus Income Fund.	**Nil**

Notes:

(1) Member of Audit Committee
(2) Member of Compensation Committee
(3) Member of Health, Safety and Environment Committee
(4) All of the proposed directors except for Mr. Schweitzer have been directors of the Administrator, continuously, since the date they were first elected.

In September 2006, Point North Energy Ltd. filed for bankruptcy protection due to circumstances arising from events that occurred *prior* to Mr. Gillard being appointed to the Board of Directors.

AUDIT COMMITTEE MATTERS

Composition and Related Matters

The Administrator's audit committee (the "Audit Committee") consists of Gerald Romanzin (Chair), Rene Amirault and Hugh Gillard, all of whom are independent in accordance with applicable Canadian securities legislation. Assuming the proposed nominees for director are elected it is anticipated that the Administrator's audit committee will continue to consist of these individuals, all of whom are financially literate. The Audit Committee is responsible for those matters outlined in the Audit Committee mandate, the text of which can be found at Appendix "A" of the Trust's Annual Information Form which is available on SEDAR at www.sedar.com. The relevant experience of Messrs. Romanzin, Amirault and Gillard is detailed below.

Gerald A. Romanzin, CA, Director

Gerald A. Romanzin is an independent businessman and has served as a director of the administrator of each of Crescent Point Energy Trust from March 2004, Focus Energy Trust from August 2002, as a director of Kereco Energy Ltd. from January 2005, as a trustee of Trimac Income Fund since February 2005 and a director of Trimac Transportation Services Inc. since February 2005. Mr. Romanzin graduated from the University of Calgary with a Bachelor of Commerce and is a Chartered Accountant.

Rene Amirault, Director

Mr. Amirault has over 25 years experience in the energy industry. Mr. Amirault held various positions with Imperial Oil Ltd. from 1981 to 1994 including marketing, project management, finance and accounting capacities. Mr. Amirault held various roles at Canadian Crude Separators Inc. (CCS) and CCS Income Trust from August 1994 to January 2006, including Vice President roles in Sales and Marketing, Business Development and Corporate Development. Mr. Amirault was Vice President of

Corporate Development of CCS Income Trust, or its predecessor companies, from September 2001 to January 2006, during which time his responsibilities included business development, acquisitions, strategic planning and investor relations. Mr. Amirault is a director of Arrowhead Water Products Ltd., a public company traded on the TSX Venture Exchange.

Mr. Amirault received a Certified General Accountant designation in June 1985.

D. Hugh Gillard, Chairman of the Board and Director

Mr. Gillard has over thirty years of business experience in the oil and gas industry and is the Principal of Saddleback Resources Ltd., a private company involved in equity investments and advisory roles in the energy sector. From June 2003 to March 2006 he was President, Chief Executive Officer and a director of Kelso Energy Inc., a publicly traded junior oil and gas company. Kelso Energy Inc. subsequently merged with COSTA Energy Ltd where he continued to serve as a director until December 2006. From 1999 to 2000 he was President, Chief Operating Officer and a director of PrimeWest Energy Trust.

Mr. Gillard currently serves as a director of the administrator of Crescent Point Energy Trust and a director of Creststreet Power Income Fund, both publicly traded entities. He also served as a director of Point North Energy Ltd. from October 2005 to November 2006.

Mr. Gillard is a graduate of the University of Calgary (Commerce) and the Stanford Business School Executive Program.

For further information about the Administrator's Audit Committee, please see pages 49 and 50 of the Trust's Annual Information Form which is available on SEDAR at www.sedar.com.

EXECUTIVE COMPENSATION

Executive Officers – Cash Remuneration

As at December 31, 2006, the Administrator has had three executive officers (the "Named Executive Officers") who served the Administrator in that capacity during the financial year ended December 31, 2006. The aggregate cash compensation paid to the Named Executive Officers for services rendered during the fiscal year ended December 31, 2006 was $563,167.

The table below sets forth compensation paid to the Named Executive Officers in 2006:

SUMMARY COMPENSATION TABLE

	Annual Compensation				Long-term Compensation		
Name and Principal Position	**Year**	**Salary**	**Bonus**	**Other Annual Compensation[1]**	**Units under Options Granted**	**Units Subject to Resale Restrictions**	**All Other Compensation**
		($)	($)	($)	(#)	(#)	($)
Kenneth N. Drysdale President and Chief Executive Officer	2006	200,000	–	18,000	125,000	–	–
John B. Paul, CA Chief Financial Officer	2006	116,667	–	10,500	100,000	–	–
Gary Sweetman[2] Chief Operating Officer	2006	200,000	–	18,000	125,000	–	–

Notes:

(1) The aggregate value of perquisites and benefits paid to each of the Named Executive Officers was less than $50,000 and 10% of total annual salary and bonus paid to each Named Executive Officer.

(2) Gary Sweetman resigned on March 12, 2007.

EQUITY BASED COMPENSATION GRANTS

Plans

Stock Option Plan

The Trust has a Trust Unit Option Plan (the "Option Plan") designed to provide incentives to the Trust's personnel including directors, officers, employees and persons who will provide or have provided ongoing services of value to the Trust, the Administrator or the Trust's subsidiaries. The Board of Directors makes allocations to eligible persons after considering their present and potential contributions and other relevant factors and may, from time to time, grant Options to such directors, officers and other key employees of the Trust and of subsidiaries of the Trust. The Trust effects the grant of options under the Option Plan in accordance with determinations made by the Board of Directors pursuant to the provisions of the Option Plan.

The aggregate number of Units reserved by the Trust for issuance under the Option Plan and all other security based compensation arrangements of the Trust shall not exceed 10% of the total outstanding Units. The aggregate number of Units reserved by the Trust for issuance under the Option Plan and all other security based compensation arrangements of the Trust to insiders shall not exceed 10% of total outstanding Units. The aggregate number of Trust Units issued by the Trust under the Option Plan and all other security based compensation arrangements of the Trust to insiders in any one year shall not exceed 10% of total outstanding Units. The participation of members of the Board of Directors who are not otherwise employed by the Administrator, the Trust or its subsidiaries may not exceed 2% of the total number of options granted under the Option Plan

If Options granted under the Option Plan expire or terminate for any reason without having been exercised or surrendered in full, any unpurchased Units to which such Option relates become available for the purposes of the granting of Options under the Option Plan.

The Board of Directors fixes the exercise price of options at the time of grant, provided that such option price may not be less than the volume weighted average trading price of the Units on the Toronto Stock Exchange ("TSX") for the five trading days immediately preceding the date of grant. All options granted pursuant to the Option Plan vest as to 1/3 on each of the first three anniversaries of the date they are granted.

Subject to the Option Plan, Options must be exercised or surrendered within five years from the date they are granted (or such shorter period of time as the Board may determine and specify in connection with the grant of the Option).

Options are non-assignable and non-transferable except pursuant to laws of succession and, except in the case of the Participant's death or incapacity, are exercisable or surrendered only by the participant.

Except as provided in the Option Plan, and subject to the terms of any particular grant: (i) where a participant cease to be a director, officer, or employee of the Trust or a subsidiary, all rights to purchase Units pursuant to an option or to surrender such option expire and terminate immediately upon receipt of notice where the employment of the Participant is terminated for cause; (ii) where a participant ceases to be a director, officer, or employee of the Trust or a subsidiary by reason of death or permanent disability, the unexercised part of options held by such participant become fully vested and may be exercised or

surrendered at any time within 120 days; (iii) where a participant ceases to be a director, officer, or employee of the Trust or a Subsidiary by reason of retirement at normal retirement age, options held by such participant continue to vest in accordance with their terms and may be exercised or surrendered at any time within 90 days; and (iv) where a participant ceases to be a director, officer, or employee of the Trust or a subsidiary by any reason whatsoever (including by reason of early retirement or voluntary resignation) other than by reason of retirement at normal retirement age, death, permanent disability or termination for cause, options held by such participant may be exercised or surrendered at any time within 30 days (in the event of early retirement or voluntary resignation) and in all other events within 90 days.

Options Granted During 2006

A summary of the options issued to the Named Executive Officers in 2006 is outlined below:

Name	Units Under Options Granted	% of Total Options Granted to Employees in Financial Year	Exercise or Base Price ($/Unit)	Market Value of Units Underlying Options on the Date of Grant ($/Unit)	Expiration Date
Kenneth N. Drysdale	125,000	4.8	10.00	10.00	September 7, 2011
John B. Paul, CA	100,000	3.8	10.00	10.00	September 7, 2011
Gary Sweetman[(1)]	125,000	4.8	10.00	10.00	September 7, 2011

Notes:
(1) Gary Sweetman resigned on March 12, 2007. These options expired unexercised.

Aggregated Options Exercised During 2006 and Year-end Options Values

No options were exercised by any of the Named Executive Officers of the Administrator during 2006. The following table sets forth the aggregate value of unexercised options as at December 31, 2006 for all Named Executive Officers of the Administrator:

Name and Principal Position	Units Acquired on Exercise	Aggregate Value Realized	Unexercised Options at Year End			
			Number of Options		Value of in-the-Money Options	
			Exercisable	Unexercisable	Exercisable	Unexercisable
	(#)	($)	(#)	(#)	($)	($)
Kenneth N. Drysdale	–	–	–	125,000	–	–
John B. Paul	–	–	–	100,000	–	–
Gary Sweetman	–	–	–	125,000	–	–

Compensation Committee

The Administrator has a Compensation Committee of its Board of Directors which from November 23, 2006 was comprised of D. Hugh Gillard, Rene Amirault, Walter DeBoni and Gerald A. Romanzin. Mr. Gillard is on the Compensation Committee of Crescent Point Energy Trust, Mr. Amirault is on the Compensation Committee of Arrowhead Water Products Ltd. and Mr. DeBoni is on the Compensation Committee of Sterling Resources Ltd.

Compensation Philosophy

Petrowest competes for human resources with its peers in the oil & gas services sector. Petrowest's compensation philosophy is to be competitive with the industry. Annual and long term incentives (bonus and incentive grants) for 2007 will be allocated in an amount determined by and in the

discretion of the Compensation Committee based on organizational and individual performance with the assistance of an independent consultant.

Compensation Practice

The salaries, bonus, and long term awards of the Administrator's officers (except the Chief Executive Officer) are recommended by the Chief Executive Officer, reviewed by the Compensation Committee of the Board of Directors and approved by the Board of Directors.

Performance Graph

The following performance graph compares the cumulative total return to Unitholders on the Units (assuming a $100 investment was made on September 7, 2006, the date the Units first commenced trading on the TSX, at a closing price of $10.24) with a cumulative total return on the S&P/TSX Composite Index and the S&P/TSX Oil & Gas Equipment & Services Sub-Industry Index (assuming the reinvestment of dividends) during the period commencing September 7, 2006 and ending December 31, 2006.


$120
$110
$100
$90
$80
$70
$60
$50
Sept. 7, 2006
Sept. 30, 2006
Oct. 31, 2006
Nov. 30, 2006
Dec. 31, 2006
S&P Comp
S&P Oil & Gas Equipment & Services
Petrowest

	Sept. 7, 2006	Sept. 30, 2006	Oct. 31, 2006	Nov. 30, 2006	Dec. 31, 2006
♦ S&P/TSX Composite Index	$100.00	$99.12	$104.17	$107.84	$109.45
■ S&P/TSX Oil & Gas Equipment & Services Sub-Industry Index	$100.00	$91.24	$94.60	$97.87	$95.43
▲ Petrowest (including distributions for the period)	$100.00	$85.94	$90.82	$81.13	$82.35
Petrowest Unit Close Price	$10.24	$8.80	$9.30	$8.16	$8.20

COMPENSATION OF DIRECTORS

Non-executive directors are paid an annual retainer of $20,000 ($30,000 in the case of the board chairman). In addition, the chair of each committee is paid an additional $5,000. For each meeting non-executive directors attend, directors are paid $1,000 if they attend in person, and $500 if they attend by teleconference. Directors are also entitled to receive stock options. The following table outlines the total compensation granted to directors who are not also officers during 2006:

Name	Meeting Fees (aggregate)	Date Options Granted	Aggregate Options Granted in respect of duties as director	Exercise or Base Price ($/Security)	Expiration Date
D. Hugh Gillard	$27,500	September 7, 2006	115,000	10.00	September 7, 2011
Rene Amirault	$22,083	September 7, 2006	115,000	10.00	September 7, 2011
Gerald A. Romanzin	$24,083	September 7, 2006	115,000	10.00	September 7, 2011
Walter DeBoni	$18,083	September 7, 2006	115,000	10.00	September 7, 2011

SECURITIES AUTHORIZED FOR ISSUANCE UNDER EQUITY COMPENSATION PLANS

The following table sets out information respecting the Trust's equity compensation plans as at December 31, 2006:

Plan Category	No. of securities to be issued upon exercise of outstanding options, warrants and rights (a)	Weighted-average exercise price of outstanding options, warrants and rights (b)	No. of securities available for future issuance under equity compensation plans (excluding those reflected in column (a)) (c)
Option Plan	2,605,000	$10.00	223,509
Total	2,605,000	$10.00	223,509

OTHER COMPENSATION

Other compensation not disclosed herein does not exceed the lesser of $50,000 in the aggregate for all Named Executive Officers or 10% of the compensation described above during the fiscal year ended December 31, 2006. Except as otherwise disclosed in this Information Circular, there were no long-term incentive awards made to the Named Executive Officers during the fiscal year ended December 31, 2006. There are no pension plan benefits in place for the Named Executive Officers.

EMPLOYMENT CONTRACTS AND TERMINATION OF EMPLOYMENT ON CHANGE OF CONTROL

Kenneth N. Drysdale entered into an employment agreement with the Administrator effective January 6, 2006 and John B. Paul entered into an employment agreement with the Administrator effective May 1, 2006. Both agreements provide for an annual base salary of $200,000 and an annual bonus in an amount determined by and in the discretion of the Compensation Committee based upon performance. In addition, the General Partner has agreed to provide certain benefits, six weeks of vacation time and a vehicle allowance.

In the event that employment is terminated by the General Partner for reasons other than just cause, Messrs. Drysdale and Paul are entitled to receive severance equal to compensation due to the date ceasing to be employed plus one year of base salary in effect at the date of termination and an amount

equal to 10% of such base salary in lieu of benefits. There are no provisions for payments in the event of a change of control of the Trust.

INDEBTEDNESS OF DIRECTORS, EXECUTIVE OFFICERS AND SENIOR OFFICERS

Except as disclosed in this Information Circular, no director, executive officer or senior officer of the Administrator, or proposed nominee for election as a director of the Administrator, or their respective associates, was as at the date hereof, or was during the fiscal year ended December 31, 2006, indebted to the Trust or the Administrator.

The Subordinated Units were issued to directors, officers and employees of the Trust at a price of $3.00 per Subordinated Unit which was satisfied by the payment of $1.00 in cash and $2.00 by way of a three-year promissory note that will be forgiven over three years if the subscriber remains as a director, officer or employee of Petrowest.

Aggregate Indebtedness

The following table shows the aggregate indebtedness of all executive officers, directors, employees and former executive officers, directors and employees of Petrowest as at the date of this Information Circular. All debt is pursuant to the Subordinated Unit Notes.

Purpose	To the Trust and its Subsidiaries (a)	To Other Entities (b)
Unit Purchases	3,020,000	Nil
Other	Nil	Nil

Indebtedness of Directors and Officers

Name and Principal Position	Involvement of Trust or Subsidiary	Largest Amount Outstanding During 2006 ($)	Amount Outstanding as at April 30 ($)	Financially Assisted Purchases Dufing 2006 (#)	Security for Indebtedness	Amount Forgiven During 2006 ($)
Kenneth N. Drysdale President and CEO of the Administrator	Indebtedness to Trust	500,000	500,000	250,000	-	-
John B. Paul CFO of the Administrator	Indebtedness to Trust	200,000	200,000	100,000	-	-
Gary Sweetman[(1)] COO of the Administrator	Indebtedness to Trust	500,000	500,000	250,000	-	-
Brad Markel Corporate Secretary	Indebtedness to Trust	10,000	10,000	5,000	-	-
D. Hugh Gillard Director and Chairman	Indebtedness to Trust	40,000	40,000	20,000	-	-
Rene Amirault Director	Indebtedness to Trust	40,000	40,000	20,000	-	-

Name and Principal Position	Involvement of Trust or Subsidiary	Largest Amount Outstanding During 2006	Amount Outstanding as at April 30	Financially Assisted Purchases Dufing 2006	Security for Indebtedness	Amount Forgiven During 2006
		($)	($)	(#)		($)
Gerald A. Romanzin Director	Indebtedness to Trust	40,000	40,000	20,000	–	-

Notes:
(1) Gary Sweetman resigned on March 12, 2007.

APPOINTMENT OF AUDITORS

It is proposed that PricewaterhouseCoopers LLP, Chartered Accountants, be appointed as the auditors of the Trust to hold office until the next annual meeting of Unitholders of the Trust. If appointed, the Directors will be authorized to fix the remuneration of the auditors. PricewaterhouseCoopers LLP has acted as the auditors of the Trust since July 6, 2006.

OTHER MATTERS TO BE ACTED UPON

Other than the foregoing, the Board of Directors of the Administrator knows of no matter to come before the Meeting other than the matters referred to in the Notice of Meeting. However, if any other matters properly come before the Meeting, the accompanying proxy will be voted on such matters in accordance with the best judgement of the person or persons voting the proxy.

INTERESTS OF INSIDERS AND OTHERS IN MATERIAL TRANSACTIONS

Except as otherwise disclosed in this Information Circular, no informed person of the Trust or the Administrator and no person nominated for election as a director of the Administrator (nor any associate or affiliate of any such person) had any material interest, direct or indirect, in any transaction undertaken since July 6, 2006, that was not negotiated at arm's length and that has materially affected the Trust and none of such persons has any material interest in any transaction proposed to be undertaken by the Trust that will materially affect the Trust.

Concurrent with Trust's initial public offering of Units, the Trust indirectly acquired Neuwest Equipment Rentals Inc. Kenneth N. Drysdale and Gary Sweetman were principals of Neuwest Equipment. See the prospectus of the Trust dated August 28, 2006 and the business acquisition report of the Trust on Form 51-102F4 filed by the Trust on October 18, 2006, relating to the acquisition. The prospectus and the business acquisition report are available on SEDAR at www.sedar.com.

DISTRIBUTION REINVESTMENT PLAN

The Board of Directors has approved, subject to regulatory approval, the adoption of a Distribution Reinvestment Plan (the "**DRIP Plan**"). The DRIP Plan will provide eligible unitholders with the opportunity to reinvest their monthly cash distributions to acquire additional trust units at a purchase price equal to 95% of the average market price (defined as the volume weighted average trading price of the Trust Units for the 10 trading days immediately preceding the distribution payment date). No additional commissions, service charges or brokerage fees are charged to a unitholder in connection with the reinvestment of distributions under the DRIP Plan.

A press release will be issued prior to the effective date of the DRIP Plan that will provide the details of the DRIP Plan. At such time, the DRIP Plan and related documents will be available on the Trust's website at www.petro-west.com.

Registered Unitholders who wish to participate in the DRIP Plan should contact Valiant Trust Company for the appropriate enrollment form. Non-registered Unitholders who wish to participate in the DRIP Plan must contact their dealer or broker to enroll. It is anticipated that the DRIP Plan will be available to Unitholders for the May distribution to be paid on June 15, 2007 to Unitholders of record on May 31, 2007.

CORPORATE GOVERNANCE

The Board of Directors and senior management of the Administrator consider good corporate governance to be an integral part of the effective and efficient operation of Canadian business entities. Disclosure of the Administrator's corporate governance practices, in accordance with National Instrument 58-101, is attached to this Information Circular as Schedule A.

ADDITIONAL INFORMATION

Additional information relating to the Trust is available on SEDAR at www.sedar.com. Financial information is provided in the Trust's comparative financial statements and MD&A for its most recently completed financial year. Securityholders may request copies of the Trust's financial statements and MD&A by contacting Kenneth N. Drysdale at (780) 830-0881.

SCHEDULE A

CORPORATE GOVERNANCE DISCLOSURE
FORM 58-101F1

Disclosure Requirement	Petrowest Corporate Governance Practices
1. **Board of Directors**	
(a) Disclose the identity of directors who are independent.	The following directors are independent as that term is defined in section 1.4 of Multilateral Instrument 52-110 *Audit Committees*: Rene Amirault Walter DeBoni D. Hugh Gillard Gerald A. Romanzin
(b) Disclose the identity of directors who are not independent, and describe the basis for that determination.	Kenneth N. Drysdale is not independent as he is the President and Chief Executive Officer of the Administrator.
(c) Disclose whether or not a majority of directors are independent. If a majority of directors are not independent, describe what the Board of Directors does to facilitate its exercise of independent judgment in carrying out its responsibilities.	Four of five directors are independent so that a majority of the directors are independent.
(d) If a director is presently a director of any other issuer that is a reporting issuer (or the equivalent) in a jurisdiction or a foreign jurisdiction, identify both the director and the other issuer.	The following directors are also directors of the issuers set out beneath their respective names below: Gerald A. Romanzin - Focus Energy Trust - Trimac Income Fund - Kereco Energy Ltd. - Crescent Point Energy Trust D. Hugh Gillard - Crescent Point General Partner Corp. - Creststreet Power & Income Fund LP Walter DeBoni - Sterling Resources Ltd. - ARC Resources Ltd. - Niko Resources Ltd. Rene Amirault - Arrowhead Water Products Ltd.

Disclosure Requirement	Petrowest Corporate Governance Practices
(e) Disclose whether or not the independent directors hold regularly scheduled meetings at which non-independent directors and members of management are not in attendance. If the independent directors hold such meetings, disclose the number of meetings held since the beginning of the issuer's most recently completed financial year. If the independent directors do not hold such meetings, describe what the board does to facilitate open and candid discussion among its independent directors.	The Board conducts an in camera session without management at each regular meeting of the Board.
(f) Disclose whether or not the chair of the board is an independent director. If the board has a chair or lead director who is an independent director, disclose the identity of the independent chair or lead director, and describe his or her role and responsibilities. If the board has neither a chair that is independent nor a lead director that is independent, describe what the board does to provide leadership for its independent directors.	The Chairman of the Board, D. Hugh Gillard, is an independent director. Pursuant to the position description adopted by the Board for the chairman of the Board, the duties of the chair include: providing leadership to the directors by organizing the Board to function independently, including regularly arranging meetings of the Board without management and non-independent directors present; managing the affairs of the Board to ensure that the Board is organized properly and functions effectively; taking reasonable steps to ensure that the members of the Board execute their duties pursuant to the mandates of the Board; preside at, call and schedule each meeting of the Board; preside at the meetings of the shareholders; coordinating with management to ensure materials are distributed to directors in sufficient time in advance of meetings for thorough review and ensuring the matters are properly presented for the Board's consideration, the Board has an appropriate opportunity to discuss issues at each meeting and that the Board has an appropriate opportunity to question executive officers, management, employers, external auditors, experts and advisors regarding all matters of importance to the Board; communicating with each member of the Board to ensure that each director has the opportunity to participate in decision making and that each director is accountable to the Board and to each committee in which they serve, arranging for the preparation, accuracy and distribution of minutes, ensuring that each committee of the Board appropriately reports to the Board and assisting in maintaining effective working relationships

Disclosure Requirement	Petrowest Corporate Governance Practices
	between Board members, the CEO, external auditors, experts, advisors, executive officers and management.
(g) Disclose the attendance record of each director for all board meetings held since the beginning of the issuer's most recently completed financial year.	The attendance record of each director at Board, Committee and other relevant meetings is attached as Schedule C.
2. **Board Mandate** Disclose the text of the board's written mandate. If the board does not have a written mandate, describe how the board delineates its role and responsibilities.	The mandate of the Board is attached as Schedule B and is also available on the Trust's website at www.petro-west.com.
3. **Position Descriptions** (a) Disclose whether or not the board has developed written position descriptions for the chair and the chair of each board committee. If the board has not developed written position descriptions for the chair and/or the chair of each board committee, briefly describe how the board delineates the role and responsibilities of each such position.	The Board has approved written position descriptions for the Chairman and the chair of each Board committee. Copies of these descriptions are available on the Trust's website at www.petro-west.com.
(b) Disclose whether or not the board and Chief Executive Officer have developed a written position description for the Chief Executive Officer. If the board and Chief Executive Officer have not developed such a position description, briefly describe how the board delineates the role and responsibilities of the Chief Executive Officer.	The Board has approved a written position description for the Chief Executive Officer. The position description is reviewed annually by the Compensation and Governance Committee and is available on the Trust's website at www.petro-west.com.
4. **Orientation and Continuing Education** (a) Briefly describe what measures the board takes to orient new directors regarding: (i) the role of the board, its committees and its directors, and (ii) the nature and operation of the issuer's business.	New directors are provided with the Trust's Board reference materials (the "Reference Materials") which includes the Trust's constating documents and all Board policies, mandates and position descriptions and meet with the senior management of the Trust to review the documents and obtain a firsthand report on the nature and operation of the Trust's business. New directors are advised that the Trust's legal counsel is available to answer any questions they may have on the legal aspects of the role of the board, its committees and its directors.

Disclosure Requirement	Petrowest Corporate Governance Practices
	The Board annually reviews the Reference Materials with management in order that the directors maintain the skill and knowledge necessary to meet their obligations as directors.
(b) Briefly describe what measures, if any, the board takes to provide continuing education for its directors. If the board does not provide continuing education, describe how the board ensures that its directors maintain the skill and knowledge necessary to meet their obligations as directors.	Directors stay abreast of new developments in corporate governance through regular briefings from a variety of experts, including the Trust's legal counsel.
5. **Ethical Business Conduct**	
(a) Disclose whether or not the board has adopted a written code for the directors, officers and employees. If the board has adopted a written code:	The Board adopted a written Code of Conduct and Ethics, (the "Code") on April 27, 2007 which is subject to constant review and revision to ensure it is in line with best practices.
(i) disclose how a person or company may obtain a copy of the code;	A copy of the Code may be obtained upon request from the Chief Financial Officer of the Trust at 1020, 407 – 2nd Street S.W., Calgary, AB T2P 2Y3, Facsimile: (403) 237-0880. The Code is also available on the Trust's website at www.petro-west.com.
(ii) describe how the board monitors compliance with its code, or if the board does not monitor compliance, explain whether and how the board satisfies itself regarding compliance with its code; and	A copy of the Code will be provided to each director, officer and employee of the Trust and each such person is required to acknowledge that he or she has read the Code and disclosed any transactions or matters of potential conflict. Similarly, copies of the Code will be provided to each new director, officer and employee of the Trust, and each such person shall acknowledge that he or she has read the Code before commencing activities as a director, officer or employee, as the case may be.
(iii) provide a cross-reference to any material change report filed since the beginning of the issuer's most recently completed financial year that pertains to any conduct of a director or executive officer that constitutes a departure from the code.	No material change reports have been filed by the Trust since July 6, 2006 (the date of formation) relating to a director's or executive officer's departure from the Code. Further, no waivers of the Code have ever been granted to any director, officer or other employee of the Trust.

Disclosure Requirement	Petrowest Corporate Governance Practices
(b) Describe any steps the board takes to ensure directors exercise independent judgement in considering transactions and agreements in respect of which a director or executive officer has a material interest.	Directors who have, or may be reasonably perceived to have, a personal interest in a transaction or agreement being contemplated by the Trust are required to declare such interest at any directors' meeting where the matter is being considered and to refrain from voting on such matter.
(c) Describe any other steps the board takes to encourage and promote a culture of ethical business conduct.	The Board encourages and promotes a culture of ethical business conduct by expecting each other, all officers and management to act in a manner that exemplifies ethical business conduct. This expectation sets the tone for all employees of the Trust. The Trust makes every effort to ensure that prospective employees are of good character.
6. **Nomination of Directors**	
(a) Describe the process by which the board identifies new candidates for board nomination.	The nomination process for new directors is currently the responsibility of the independent members of the Board. The Chair of the Board surveys all directors to determine whether or not new directors should be nominated and, if so, names of prospective new directors who have the skills and experience required to fill any gaps on the Board. The Board then reviews the information and makes the decision.
(b) Disclose whether or not the board has a nominating committee composed entirely of independent directors. If the board does not have a nominating committee composed entirely of independent directors, describe what steps the board takes to encourage an objective nomination process.	The independent members of the Board are responsible for nominating new directors.
(c) If the board has a nominating committee, describe the responsibilities, powers and operation of the nominating committee.	The Board is responsible for reviewing the size and composition of the Board from time to time. The independent members of the Board consider persons as nominees for directors for the approval of the Board and election by the Unitholders.
7. **Compensation**	
(a) Describe the process by which the board determines the compensation for the issuer's directors and officers.	The Compensation Committee is responsible for assessing the compensation of directors and officers and making recommendations to the Board. The Compensation Committee reviews director compensation on an annual basis to determine whether such compensation is

Disclosure Requirement	Petrowest Corporate Governance Practices
	appropriate for the responsibilities, time commitment and risks assumed by the directors. The Compensation Committee also reviews officer compensation annually against information from other Trusts and published data, and targets total compensation at the median of the Trust's peer group. Please refer to pages 7, 8 and 9 of the Information Circular for details of the executive compensation structure and policies.
(b) Disclose whether or not the board has a compensation committee composed entirely of independent directors. If the board does not have a compensation committee composed entirely of independent directors, describe what steps the board takes to ensure an objective process for determining such compensation.	Each of the members of the Compensation Committee is independent.
(c) If the board has a compensation committee, describe the responsibilities, powers and operation of the compensation committee.	The Compensation Committee annually reviews and determines executive compensation packages for the senior officers of the Trust, including salary, bonuses, stock options or awards, unit appreciation rights and other incentives. The Compensation Committee also reviews and recommends directors' compensation from time to time, as appropriate. In addition, the Compensation Committee prepares and reviews public or regulatory disclosure respecting compensation and the basis on which performance is measured.
(d) If a compensation consultant or advisor has, at any time since the beginning of the issuer's most recently completed financial year, been retained to assist in determining compensation for any of the issuer's directors and officers, disclose the identity of the consultant or advisor and briefly summarize the mandate for which they have been retained. If the consultant or advisor has been retained to perform any other work for the issuer, state that fact and briefly describe the nature of the work.	The Trust did not retain a compensation consultant in 2006. The Trust has retained HayGroup Limited to advise the Trust regarding Long-Term Incentives.

Disclosure Requirement	Petrowest Corporate Governance Practices
8. Other Board Committees	
If the board has standing committees other than the audit, compensation and nominating committees, identify the committees and describe their function.	In addition to the audit committee and the compensation committee, the board has a health, safety and environmental committee that makes recommendations to the board on the development and implementation of policies, standard and practices of the trust with respect to health, safety and environment. The objects of the committee are to assist the board to discharge their responsibilities in respect of the Trust meeting its legal, industry and community obligations pertaining to the areas of health, safety and environment, and to assist the board of directors in discharging their responsibilities in respect of the Trust establishing appropriate environment, health and safety policies and procedures and maintaining management systems to implement such policies and monitor compliance.
9. Assessments	
Disclose whether or not the board, its committees and individual directors are regularly assessed with respect to effectiveness and contribution. If assessments are regularly conducted, describe the process used for the assessments. If assessments are not regularly conducted, describe how the board satisfies itself that the board, its committees, and its individual directors are performing effectively.	The Trust was formed on July 6, 2006 and has not yet completed a full year of operations. It is the intention of the Trust that the Chairman of the Board will annually survey all directors to determine whether or not the Board, its committees and its individual directors are effective and make appropriate contributions to the Board as a whole. This information will be reviewed and changes will be considered by the Board.

Copies of position descriptions and mandates noted herein as being available on the Trust's website at www.petro-west.com may also be obtained on request from the Corporate Secretary.

SCHEDULE B

PETROWEST ENERGY SERVICES GENERAL PARTNER LTD.
MANDATE OF THE BOARD OF DIRECTORS

The purpose of this document is to establish the mandate (the "Mandate") of the board of directors (the "Board") of Petrowest Energy Services General Partner Ltd. (the "Corporation").

1. STEWARDSHIP OF THE CORPORATION, TRUST AND RELATED ENTITIES

The Board is responsible for the overall stewardship of the business and affairs of the Corporation as well as Petrowest Energy Services Trust (the "Trust") and all its related entities (collectively, "Petrowest") on behalf of all stakeholders by evaluating the effectiveness of management of the business and affairs of Petrowest and providing leadership to Petrowest by practicing responsible and ethical decision making.

2. DIRECTOR OBLIGATIONS

Each Director has the responsibility to attend all regularly scheduled meetings of the Board and all of the committees of the Board on which they serve and to be prepared for such meetings by reviewing materials provided in advance of meetings. In addition, each director is expected to act honestly and in good faith with a view to the best interests of Petrowest and exercise the care, diligence and skill that a reasonably prudent person would exercise in comparable circumstances.

3. COMPOSITION

A majority of the Board will, at all times, be independent directors as defined in the current laws applicable to Petrowest. To be considered for nomination and election to the Board, directors must demonstrate integrity and high ethical standards in their business dealings, their personal affairs and in the discharge of their duties to and on behalf of Petrowest.

The Board is responsible for evaluating its size and determining the appropriate number of directors for the Board.

4. MEETINGS

The Board will meet in person, or by telephone conference call, at least four times per year and as often thereafter as required to discharge the duties of the Board. The Board will hold meetings of the independent directors without management and non-independent directors present. The Board will implement structures and procedures to ensure that it functions independently of management. Minutes of all meetings of the Board shall be maintained.

5. RESPONSIBILITIES AND DUTIES

SELECTION OF DIRECTORS

(a) The Board, with the assistance of the Governance Committee (should the board form a Governance Committee) is responsible for approving new nominees to the Board.

(b) The Board will annually review the assessment of the Board's performance and recommendations provided by the Governance Committee (if such a committee is formed) and evaluate its own effectiveness in accordance with Petrowest's corporate

governance policy. The Board will take appropriate action based upon the results of the review process.

COMMITTEES OF THE BOARD

(c) The Board shall establish committees to assist it in performing its duties, which shall include (i) an Audit Committee and (ii) a Compensation Committee. Should the board find it desirable to so, a Health and Safety and/or a Governance Committee may also be established, or any other committee as the board may deem appropriate.

(d) The Board shall appoint directors to serve as members of each committee. The board shall take into account the recommendations made by the Governance Committee (if such a committee is formed) in appointing directors to each committee. In addition, the Board shall appoint a chair of each committee to provide leadership, manage the affairs and ensure the committee functions effectively in fulfilling is duties to the Board and Petrowest.

(e) The Board will regularly receive and consider reports and recommendations from each committee.

(f) The Board shall receive minutes of all committee meetings.

(g) The Board will annually evaluate the performance and review the work of its committees, including their respective mandates and the sufficiency of such mandates.

SUPERVISION OF MANAGEMENT

(h) The Board will select and appoint the Chief Executive Officer, and with the assistance of the Chairman of the Board of Directors, establish goals and objectives developed for the Chief Executive Officer and review the assessment of the Chief Executive Officer's performance in relation to such objectives.

(i) The Board will annually receive and consider a report from its Compensation Committee on succession planning, including appointing, training and monitoring of senior management and the Chief Executive Officer.

(j) The Board will assist the CEO to select and appoint executive officers; establish executive officers' goals and objectives and monitor their performance.

GENERAL RESPONSIBILITIES OF THE BOARD

(k) The Board will oversee the management of Petrowest. In doing so, the Board will establish a productive working relationship with the Chief Executive Officer and other members of senior management.

(l) The Board will adopt a strategic planning process and annually approve a strategic plan for increasing shareholder value taking into account, among other items, the opportunities and risks of Petrowest's business, and monitor Petrowest's performance against its strategic plan, approve capital and operating budgets to implement the strategic plan and conduct periodic reviews of Petrowest's resources, risks, and regulatory constraints and opportunities to facilitate the strategic plan.

(m) The Board will, through its Audit Committee, review the integrity of Petrowest's internal control and management information systems.

(n) The Board will engage in a review of short and long-term performance of Petrowest in accordance with approved plans.

(o) The Board will adopt a process to identify business risks and ensure appropriate systems to manage risks are in place, and together with the Audit Committee, ensure policies and procedures are in place and are effective to maintain the integrity of Petrowest's disclosure controls and procedures; internal controls over financial reporting and management information systems.

(p) The Board will approve material capital expenditures or material dispositions or other material financial commitments and will put in place a policy to specify spending authorizations.

(q) The Board will review and on the advice of the Audit Committee, approve, prior to their public dissemination:

(i) interim and annual financial statements and notes thereto;

(ii) managements' discussion and analysis of financial condition and results of operations;

(iii) relevant sections of the annual report, annual information form and management information circular containing financial information;

(iv) forecasted financial information and forward looking statements;

(v) all press releases and other documents in which financial statements, earnings forecasts, results of operations or other financial information is disclosed.

(r) The Board will adopt prudent financial standards with respect to the businesses of Petrowest and prudent levels of debt in relation to Petrowest's consolidated capitalization.

(s) The Board will approve dividends and distributions, material financings, transactions affecting authorized capital or the issue and repurchase of shares and debt securities, and all material divestitures and acquisitions.

(t) The Board will also consider and approve:

(i) transactions out of the ordinary course of business;

(ii) special employment contracts, upon recommendation of the Compensation Committee;

(iii) all matters that would be expected to have a major impact on unitholders of the Trust; and

(iv) the appointment of any person to any position that would qualify such person as an officer of any Petrowest entity.

(u) The Board shall approve and implement a communications policy that provides for the disclosure and communications practices governing Petrowest.

(v) The Board shall approve and maintain a process for Petrowest's stakeholders to contact the independent directors directly with concerns and questions regarding Petrowest.

(w) The Board shall annually review and, on the advice of the Governance Committee (if such a committee is created), either approve or require revisions to this Mandate and the Mandate of each committee of the Board, position descriptions, and all other policies of Petrowest (collectively the "Governance Documents");

(x) The Board shall take steps to (i) satisfy itself that each director, the CEO and the executive officers are performing their duties ethically; conducting business on behalf of Petrowest in accordance with the requirements and the spirit of the Governance Documents; (ii) foster a culture of integrity throughout Petrowest; and (iii) arrange for the Governance Documents to be publicly disclosed when required by law or deemed appropriate.

(y) The Board will ensure that all new directors receive a comprehensive orientation and that all new directors should fully understand the role of the Board and its committees; and provide continuing education opportunities for all directors, so that individuals may maintain or enhance their skills and abilities as directors, as well as to ensure their knowledge and understanding of Petrowest's business remains current.

REMUNERATION OF THE DIRECTORS

(z) The Board of Directors will consider and approve the adequacy and form of the compensation of directors, upon recommendation of the Compensation Committee.

GENERAL

(aa) The Board will consider and approve such other matters as the Board may, from time to time, determine.

(bb) The Board shall have access to all books, records, facilities and personnel of Petrowest necessary for the discharge of its duties.

(cc) The Board has the power, at the expense of Petrowest, to retain, instruct, compensate and terminate independent advisors to assist the Board in the discharge of its duties.

Adopted and approved by the Board of Directors – September 11, 2006

SCHEDULE C

MEETINGS HELD DURING 2006

Directors' Attendance Records

		Committees	
	Board	**Compensation**	**Audit**
Number of Meetings	8	1	4
Kenneth N. Drysdale	8/8	N/A	N/A
D. Hugh Gillard	8/8	1/1	1/1
Rene Amirault	7/8	1/1	0/1
Gerald A. Romanzin	8/8	1/1	1/1
Walter DeBoni[(2)]	4/4	N/A	N/A

Notes:

(1) The Health Safety and Environment Committee was formed on October 18, 2006 and did not meet in 2006.

(2) Four Board meetings and one Compensation Committee meeting were held in 2006 before Mr. DeBoni joined the Board on October 18, 2006.




Petrowest

PETROWEST ENERGY SERVICES TRUST

(HOLDERS OF TRUST UNITS AND SUBORDINATED UNITS)

GENERAL FORM OF PROXY

The following general form of proxy is provided for use by the holders ("Unitholders") of trust units, subordinated units and special voting units (collectively, "Units") of Petrowest Energy Services Trust (the "Trust") at the annual and special meeting (the "Meeting") of Unitholders to be held on May 31, 2007. The details of the resolutions are set out in the Information Circular dated April 30, 2007 (the "Circular") with respect to the Meeting. Capitalized terms used in this general form of proxy and not defined herein shall have the meanings given to them in the Circular. **In order to be valid and acted upon at the Meeting, a properly executed proxy must be deposited at the Trust's head office at Suite 204, 10605 Westside Drive, Grande Prairie, Alberta T8V 8E6, or with Valiant Trust Company at its offices at Suite 310, 606 – 4th Street S.W., Calgary, Alberta T2P 1T1 or by fax at (403) 233-2857 at least 24 hours prior to the commencement of the Meeting, or any adjournment thereof or with the Chairman of the Meeting on the day of the Meeting or any adjournment thereof, prior to the use thereof at the Meeting or adjourned meeting.**

PROXY FOR THE MEETING

The undersigned Unitholder of Petrowest Energy Services Trust hereby appoints Kenneth N. Drysdale or failing him, D. Hugh Gillard, or, instead of either of the foregoing, ______________________________, as proxyholder of the undersigned to attend and act on behalf of the undersigned at the Meeting to be held on May 31, 2007, and at any adjournment(s) thereof, and directs the said proxyholder to vote the Units represented by this proxy in the following manner:

1. To vote FOR ☐ or to WITHHOLD VOTING FOR ☐ (or if no choice is specified, FOR) the adoption of a resolution directing the trustee of the Trust to elect the nominees named in the Circular as the directors of Petrowest Energy Services General Partner Ltd., the administrator of the Trust (the "Administrator"), for the ensuing year.

2. To vote FOR ☐ or to WITHHOLD VOTING FOR ☐ (or if no choice is specified, FOR) the adoption of a resolution appointing PricewaterhouseCoopers LLP, Chartered Accountants, as auditors of the Trust for the ensuing year.

At the discretion of the said proxyholder, upon any amendment or variation of the above matters or any other matter that may properly be brought before the Meeting or any adjournment(s) thereof, in such manner as such proxyholder in his sole judgement may determine.

I HEREBY REVOKE ANY PROXIES HERETOFORE GIVEN.

THIS PROXY IS SOLICITED ON BEHALF OF PETROWEST ENERGY SERVICES TRUST THE UNITS REPRESENTED BY THIS PROXY SHALL BE VOTED AS DIRECTED IN THE SPACES PROVIDED ABOVE OR, IF NO DIRECTION IS GIVEN, SHALL BE VOTED IN FAVOUR OF EACH OF THE ABOVE MATTERS.

THE PERSONS NAMED IN THIS PROXY ARE DIRECTORS AND/OR OFFICERS OF PETROWEST ENERGY SERVICES GENERAL PARTNER LTD. EACH UNITHOLDER HAS THE RIGHT TO APPOINT A PERSON, WHO NEED NOT BE A UNITHOLDER, TO ATTEND AND TO ACT ON HIS BEHALF AT THE MEETING, OTHER THAN THE PERSONS DESIGNATED ABOVE. TO EXERCISE SUCH RIGHT, THE NAMES OF THE PERSONS DESIGNATED BY PETROWEST ENERGY SERVICES GENERAL PARTNER LTD. SHOULD BE CROSSED OUT AND THE NAME OF THE UNITHOLDER'S APPOINTEE SHOULD BE LEGIBLY PRINTED IN THE BLANK SPACE. UNITHOLDERS WHO HOLD THEIR UNITS THROUGH BROKERAGE ACCOUNTS OR OTHER INTERMEDIARIES WHO WISH TO APPEAR IN PERSON AND VOTE AT THE MEETINGS SHOULD APPOINT THEMSELVES AS THEIR OWN REPRESENTATIVES AT THE MEETINGS OR OTHERWISE FOLLOW THE DIRECTIONS OF THEIR INTERMEDIARIES.

UNITHOLDERS SHOULD COMPLETE THE PROXY AND MAIL IT IN THE ENVELOPE PROVIDED HEREWITH.

Dated this _________ day of ____________, 2007.

____
Signature of Unitholder

____
Name of Unitholder
(Please Print)

Note:

1. If the appointer is a corporation, its corporate seal must be affixed or this form of proxy must be signed by an officer or attorney thereof duly authorized.

2. Persons signing as executors, administrators, trustees, etc., should so indicate.

3. THIS FORM OF PROXY MUST BE DATED AND THE SIGNATURE OF THE UNITHOLDER SHOULD BE EXACTLY THE SAME AS THE NAME IN WHICH THE UNITS ARE REGISTERED. IF THIS PROXY IS NOT DATED, IT WILL BE DEEMED TO BE DATED AS OF THE DATE IT IS RECEIVED BY VALIANT TRUST COMPANY.


VALIANT TRUST COMPANY
Subsidiary of Canadian Western Bank

Suite 310 606 4th Street SW
Calgary, Alberta T2P 1T1
Phone 403 233-2801 Fax 403 233-2857

VIA SEDAR

March 28, 2007

Alberta Securities Commission
British Columbia Securities Commission
Saskatchewan Securities Commission
Manitoba Securities Commission
Ontario Securities Commission

Dear Sirs,

Re: Petrowest Energy Services Trust
Annual General Meeting of Unitholders

We are pleased to advise you of the details of the upcoming meeting of the unitholders of Petrowest Energy Services Trust:

Issuer:	Petrowest Energy Services Trust
Meeting Type:	Annual General Meeting
ISIN – Trust Units	CA71675X1024
Meeting Date:	May 31, 2007
Record Date of Notice:	April 23, 2007
Record Date of Voting:	April 23, 2007
Beneficial Ownership Determination Date:	April 23, 2007
Class of Securities Entitled to Receive Notice	Trust Units
Class of Securities Entitled to Vote:	Trust Units
Place:	Calgary, Alberta

We are filing this information in compliance with the Canadian Securities Administrators' National Instrument 54 – 101 regarding Shareholder Communication, in our capacity as the agent for Petrowest Energy Services Trust.

Yours truly,

'Signed"
June Lam
Officer, Income Trusts

cc: Petrowest Energy Services Trust
Attn: John Paul


VALIANT TRUST COMPANY
Subsidiary of Canadian Western Bank

Suite 310 – 606 4th Street SW

Calgary, Alberta T2P 1T1

Phone 403 233-2801 Fax 403 233-2857

VIA SEDAR

May 1, 2007 (Amended)

Alberta Securities Commission
British Columbia Securities Commission
Saskatchewan Securities Commission
Manitoba Securities Commission
Ontario Securities Commission

Dear Sirs,

Re: Petrowest Energy Services Trust
Annual General Meeting of Unitholders

We are pleased to advise you of the details of the upcoming meeting of the Trust Unitholders and **Subordinated Unitholders** of Petrowest Energy Services Trust:

Issuer:	Petrowest Energy Services Trust
Meeting Type:	Annual General Meeting
ISIN – Trust Units	CA71675X1024
ISIN – Subordinated Units	**n/a**
Meeting Date:	May 31, 2007
Record Date of Notice:	April 23, 2007
Record Date of Voting:	April 23, 2007
Beneficial Ownership Determination Date:	April 23, 2007
Class of Securities Entitled to Receive Notice	Trust Units
Class of Securities Entitled to Vote:	Trust Units
Place:	**Grande Prairie, Alberta**

We are filing this information in compliance with the Canadian Securities Administrators' National Instrument 54 – 101 regarding Shareholder Communication, in our capacity as the agent for Petrowest Energy Services Trust.

Yours truly,

'Signed"
June Lam
Officer, Income Trusts

cc: Petrowest Energy Services Trust
Attn: John Paul


VALIANT TRUST COMPANY
Subsidiary of Canadian Western Bank

Suite 310 - 606 4th Street SW

Calgary, Alberta T2P 1T1

Phone 403 233-2801 Fax 403 233-2857

May 4, 2007

Alberta Securities Commission (via SEDAR)
British Columbia Securities Commission (via SEDAR)
Saskatchewan Securities Commission (via SEDAR)
Manitoba Securities Commission (via SEDAR)
Ontario Securities Commission (via SEDAR)

Dear Sirs:

RE: Petrowest Energy Services Trust
Annual & Special Meeting
To Be Held on May 31, 2007

In our capacity as the Agent for Petrowest Energy Services Trust, we are pleased to enclose herewith our Affidavit of Mailing with respect to the Annual & Special meeting materials which were mailed to the unitholders of Petrowest Energy Services Trust on May 3, 2007.

We trust this is satisfactory.

Yours truly,

June Lam
Officer, Income Trusts

Cc: Petrowest Energy Services Trust
Attn: John Paul

DECLARATION AS TO MAILING

PROVINCE) IN THE MATTER OF PETROWEST ENERGY SERVICES TRUST
OF) **("TRUST")**
ALBERTA) THE ANNUAL & SPECIAL MEETING OF UNITHOLDERS
TO BE HELD ON MAY 31, 2007

I, JUNE LAM, OF THE CITY OF CALGARY IN THE PROVINCE OF ALBERTA, DO SOLEMNLY DECLARE AS FOLLOWS:

1. I AM AN EMPLOYEE OF VALIANT TRUST COMPANY AND AS SUCH, HAVE KNOWLEDGE OF THE MATTERS HEREINAFTER DECLARED.

2. ON MAY 3, 2007, I CAUSED TO BE MAILED IN A FIRST CLASS PREPAID ENVELOPE ADDRESSED TO EACH OF THE PERSONS WHO WERE THE REGISTERED UNITHOLDERS OF THE CORPORATION WITH RESPECT TO THE ABOVE NOTED ANNUAL & SPECIAL MEETING; **COPIES OF EXHIBIT "A" THROUGH "D" AND "F" AS NOTED BELOW.**

    (a) A copy of the 2006 ANNUAL REPORT marked EXHIBIT "A" and identified by me;

    (b) A copy of the NOTICE OF ANNUAL & SPECIAL MEETING marked EXHIBIT "B" and identified by me;

    (c) A copy of the INFO CIRCULAR marked EXHIBIT "C" and identified by me;

    (d) A copy of the INSTRUMENT OF PROXY marked EXHIBIT "D" and identified by me;

    (e) A copy of the FINANCIAL STATEMENT REQUEST FORM marked EXHIBIT "E" identified by me;

    (f) A PROXY RETURN ENVELOPE marked EXHIBIT "F" and identified by me;

3. I FURTHER CONFIRM THAT COPIES OF EXHIBIT "A" THROUGH "F" AS NOTED IN ITEM 2 ABOVE, WERE SENT BY COURIER ON MAY 3, 2007, TO EACH INTERMEDIARY HOLDING TRUST UNITS OF THE CORPORATION WHO RESPONDED TO THE SEARCH PROCEDURES PURSUANT TO CANADIAN SECURITIES ADMINISTRATORS NATIONAL INSTRUMENT 54-101 REGARDING SHAREHOLDER COMMUNICATION.

AND I MAKE THIS SOLEMN DECLARATION CONSCIENTIOUSLY BELIEVING IT TO BE TRUE AND KNOWING THAT IT IS OF THE SAME FORCE AND EFFECT AS IF MADE UNDER OATH AND BY VIRTUE OF THE CANADA EVIDENCE ACT.

DECLARED BEFORE ME AT THE CITY OF CALGARY IN THE PROVINCE OF ALBERTA THIS 3rd DAY OF MAY, 2006

"PHILIP MENARD"
COMMISSIONER FOR OATHS IN AND FOR THE PROVINCE OF ALBERTA
My commission expires on March 4, 2010

"Signed"
June Lam

Petrowest Energy Services Trust

Annual General Meeting of Holders of Trust Units of Petrowest Energy Services Trust (the "Issuer")

May 31, 2007

REPORT OF VOTING RESULTS

National Instrument 51-102 – Continuous Disclosure Obligations
Section 11.3

Matters Voted Upon

General Business	Outcome of Vote	Votes by Ballot	
		Votes For	Votes Against
1. The election of the following nominees as directors of Petrowest Energy Services General Partner Ltd., the administration of the Issuer, for the ensuing year or until their successors are elected or appointed:	passed	N/A	N/A
(a) Kenneth N. Drysdale			
(b) D. Hugh Gillard			
(c) Rene Amirault			
(d) Gerald A. Romanzin			
(e) Walter DeBoni			
(f) W. Mark Schweitzer			
2. The appointment of PricewaterhouseCoopers LLP, Chartered Accountants, as auditors of the Issuer to hold office until the next annual meeting	passed	N/A	N/A





PETROWEST ENERGY SERVICES TRUST ANNOUNCES FILING OF AMENDED PRELIMINARY PROSPECTUS FOR INITIAL PUBLIC OFFERING OF TRUST UNITS

NOT FOR DISTRIBUTION TO UNITED STATES NEWSWIRE SERVICES OR FOR DISSEMINATION IN THE UNITED STATES

Calgary, Alberta, July 31, 2006. Petrowest Energy Services Trust (the "Trust") is pleased to announce that it has filed an amended preliminary prospectus (the "Amended Preliminary Prospectus") with securities regulators in the provinces of Alberta, British Columbia, Saskatchewan, Manitoba and Ontario (the "Selling Jurisdictions") in connection with a proposed initial public offering of trust units of the Trust (the "Trust Units").

The Trust has been created to acquire nine private pre-drilling and post-completion energy services companies, all based in Grande Prairie, Alberta. The Trust is positioned to be a leading provider of pre-drilling and post-completion energy services to the northern region of the western Canadian sedimentary basin.

The underwriting syndicate for the offering is being co-led by Westwind Partners Inc. and Sprott Securities Inc., and also includes Lightyear Capital Inc., Blackmont Capital Inc., and Dundee Securities Corporation.

The Trust is an unincorporated, open-ended, limited purpose, mutual fund trust established under the laws of Alberta. The Amended Preliminary Prospectus relating to the offering of the Trust Units has been filed with securities regulatory authorities in the Selling Jurisdictions, but has not yet become final for purposes of the sale of securities.

This news release does not constitute an offer to sell, or the solicitation of an offer to buy, nor shall there be any sale or any acceptance of an offer to buy these securities in the Selling Jurisdictions before a receipt for the final prospectus is obtained from the securities commission or similar authority. A copy of the Amended Preliminary Prospectus may be obtained from SEDAR (www.sedar.com).

These securities have not been, nor will they be, registered under the United States Securities Act of 1933, as amended, and may not be offered or sold in the United States without registration or an applicable exemption from the registration requirements of that Act. This news release does not constitute an offer for sale of these securities in the United States.

For further information, please contact Kenneth N. Drysdale, President and Chief Executive Officer, at (780) 830-0881 or info@petro-west.com.

This news release contains forward-looking statements that involve substantial known and unknown risks and uncertainties. These forward-looking statements are identified by their use of terms and phrases such as "anticipate," "achievable," "believe," "expect," "estimate," "plan," "intend," "project," "may," "should", "could", "predict", "may," "will," or similar words suggesting future outcomes or language suggesting an outlook. Forward-looking statements and information are based on the Trust's current beliefs as well as assumptions made by and information currently available to the Trust concerning anticipated business performance. Although management of the Trust considers these assumptions to be reasonable based on information currently available to it, they may prove to be incorrect.

Forward-looking statements are subject to many external variables that are beyond the Trust's control, such as fluctuating prices for crude oil, changes in drilling activity, and general local and global economic, political, business and weather conditions. If any of these, or other uncertainties, materialize the actual results of the Trust may vary materially from those expected.


Petro west

PETROWEST ENERGY SERVICES TRUST ANNOUNCES FILING OF FINAL PROSPECTUS FOR $140,000,000 INITIAL PUBLIC OFFERING OF TRUST UNITS

NOT FOR DISTRIBUTION TO UNITED STATES NEWSWIRE SERVICES OR FOR DISSEMINATION IN THE UNITED STATES

Calgary, Alberta, August 28, 2006. Petrowest Energy Services Trust (the "Trust") is pleased to announce that it has filed a final prospectus (the "Final Prospectus") with securities regulators in the provinces of Alberta, British Columbia, Saskatchewan, Manitoba and Ontario (the "Selling Jurisdictions") in connection with a proposed initial public offering of 14,000,000 trust units (the "Trust Units") of the Trust at a price of $10.00 per Trust Unit, for gross proceeds of $140,000,000 (the "Offering"), pursuant to an underwriting agreement dated August 28, 2006. The Trust has also granted the Underwriters (as hereinafter defined) an option (the "Over-Allotment Option") to purchase up to an additional 1,400,000 Trust Units, exercisable in whole in part for a period of 30 days following the closing date (the "Closing Date") of the Offering. If the Over-Allotment Option is exercised in full, the aggregate gross proceeds of the Offering will be $154,000,000. The Closing Date is anticipated to be September 7, 2006.

The Trust has been created to acquire nine private pre-drilling and post-completion energy services companies, all based in Grande Prairie, Alberta. The Trust is positioned to be a leading provider of pre-drilling and post-completion energy services to the northern region of the western Canadian sedimentary basin. The Trust is an unincorporated, open-ended, limited purpose, mutual fund trust established under the laws of Alberta.

The underwriting syndicate for the offering is being co-led by Westwind Partners Inc. and Sprott Securities Inc., and also includes Lightyear Capital Inc., Blackmont Capital Inc., and Dundee Securities Corporation (collectively, the "Underwriters").

This news release does not constitute an offer to sell or the solicitation of an offer to buy, any securities of the Trust in any jurisdiction. A copy of the Final Prospectus may be obtained from SEDAR (www.sedar.com).

These securities have not been, nor will they be, registered under the United States Securities Act of 1933, as amended, and may not be offered or sold in the United States without registration or an applicable exemption from the registration requirements of that Act. This news release does not constitute an offer for sale of these securities in the United States.

For further information, please contact Kenneth N. Drysdale, President and Chief Executive Officer, at (780) 830-0881 or info@petro-west.com.

This news release contains forward-looking statements that involve substantial known and unknown risks and uncertainties. These forward-looking statements are identified by their use of terms and phrases such as "anticipate," "achievable," "believe," "expect," "estimate," "plan," "intend," "project," "may," "should", "could", "predict", "may," "will," or similar words suggesting future outcomes or language suggesting an outlook. Forward-looking statements and information are based on the Trust's current beliefs as well as assumptions made by and information currently available to the Trust concerning anticipated business performance. Although management of the Trust considers these assumptions to be reasonable based on information currently available to it, they may prove to be incorrect.

Forward-looking statements are subject to many external variables that are beyond the Trust's control, such as fluctuating prices for crude oil, changes in drilling activity, and general local and global economic, political, business and weather conditions. If any of these, or other uncertainties, materialize the actual results of the Trust may vary materially from those expected.



PETROWEST ENERGY SERVICES TRUST ANNOUNCES CLOSING OF $140,000,000 INITIAL PUBLIC OFFERING

NOT FOR DISTRIBUTION TO UNITED STATES NEWSWIRE SERVICES OR FOR DISSEMINATION IN THE UNITED STATES

Calgary, Alberta, September 7, 2006. Petrowest Energy Services Trust ("Petrowest") announced today that it has completed its initial public offering of 14,000,000 trust units at a price of $10.00 per trust unit for gross proceeds of $140,000,000. The trust units of Petrowest will commence trading today on the Toronto Stock Exchange ("TSX") under the symbol "PRW.UN".

The offering was conducted by an underwriting syndicate co-led by Westwind Partners Inc. and Sprott Securities Inc. that included Lightyear Capital Inc., Blackmont Capital Inc. and Dundee Securities Corporation. For the next 30 days, the underwriters have an over-allotment option to purchase up to an additional 1,400,000 trust units, exercisable in whole or in part. If the over-allotment option is exercised in full, the aggregate gross proceeds of the offering will be $154,000,000.

Immediately following the completion of the offering, Petrowest completed the acquisition of Gordon Bros. Construction Ltd., Roy Larson Construction Ltd., Wales Contractors Ltd., D&D Well Services, Murtron Hauling Ltd., R. Bee Crushing Ltd., Safetymaster Rentals Corp. (carrying on business as S.O.S. Oilfield Safety), Neuwest Equipment Rentals Inc., Fitzpatrick Co. Ltd. and Northern Tractor Sales and Rentals Co. Ltd., and several related entities, (collectively, the "Acquired Companies") all of which are involved in pre-drilling and post completion energy services and are based in Grande Prairie, Alberta. Petrowest is positioned to be a leading provider of pre-drilling and post-completion energy services to the northern region of the western Canadian sedimentary basin. Petrowest is an unincorporated, open-ended, limited purpose, mutual fund trust established under the laws of Alberta.

The net proceeds to Petrowest from the initial public offering are estimated to be $129.6 million after deducting the underwriters' fees and the expenses of the offering. Of the net proceeds, $103.3 million were used to pay the cash portion of the base purchase price for the Acquired Companies. The remaining $26.3 million will be used by Petrowest for growth capital ($8.3 million), to retire certain long-term debt of the acquired companies ($7.1 million) and for working capital ($10.9 million).

Subject to future operating and financial performance, Petrowest anticipates making cash distributions of $0.10 per trust unit per month to unitholders of record on each distribution record date which shall be the last day of each calendar month, to be paid to unitholders on the 15th day of the month following the distribution record date. The initial cash distribution, which will be in respect of the period from closing to October 31, 2006 is expected to be paid on November 15, 2006 to unitholders of record on October 31, 2006 and is estimated to be approximately $0.17667 per trust unit.

The executive officers of Petrowest are Kenneth N. Drysdale, President and Chief Executive Officer; John B. Paul, Chief Financial Officer; and Gary Sweetman, Chief Operating Officer. In addition to Mr. Drysdale, the Board of Directors of Petrowest includes D. Hugh Gillard (Chairman of the Board), Rene Amirault and Gerald A. Romanzin.

In connection with the acquisition of the Acquired Companies, Petrowest issued 12,765,094 trust units. In addition, Petrowest issued 1,510,000 subordinated units on July 6, 2006. Accordingly, Petrowest currently has outstanding 26,765,094 trust units and 1,510,000 subordinated units.

This news release does not constitute an offer to sell or the solicitation of an offer to buy any securities of Petrowest in any jurisdiction. A copy of the Final Prospectus may be obtained from SEDAR (www.sedar.com).

These securities have not been, nor will they be, registered under the United States Securities Act of 1933, as amended, and may not be offered or sold in the United States without registration or an applicable exemption from the registration requirements of that Act. This news release does not constitute an offer for sale of these securities in the United States.

The TSX is not reviewed and does not accept responsibility for the adequacy or accuracy of this news release.

For further information, please contact Kenneth N. Drysdale, President and Chief Executive Officer, or John B. Paul, Chief Financial Officer, at (780) 830-0881 or info@petro-west.com.

This news release contains forward-looking statements that involve substantial known and unknown risks and uncertainties. These forward-looking statements are identified by their use of terms and phrases such as "anticipate," "achievable," "believe," "expect," "estimate," "plan," "intend," "project," "may," "should", "could", "predict", "may," "will," or similar words suggesting future outcomes or language suggesting an outlook. Forward-looking statements and information are based on Petrowest's current beliefs as well as assumptions made by and information currently available to Petrowest concerning anticipated business performance. Although management of Petrowest considers these assumptions to be reasonable based on information currently available to it, they may prove to be incorrect.

Forward-looking statements are subject to many external variables that are beyond Petrowest's control, such as fluctuating prices for crude oil, changes in drilling activity, and general local and global economic, political, business and weather conditions. If any of these, or other uncertainties, materialize the actual results of Petrowest may vary materially from those expected.



PETROWEST ENERGY SERVICES TRUST ANNOUNCES NEW DIRECTOR

Calgary, Alberta, October 18, 2006. Mr. D. Hugh Gillard, Chairman of the Board of Directors of Petrowest Energy Services Trust ("Petrowest" – TSX – "PRW.UN") is please to announce that Mr. Walter DeBoni has been appointed a director of the Board effective October 18, 2006.

Mr. DeBoni has over 37 years of oil and gas experience and has held various executive positions in private and public Canadian and International companies. Currently Mr. DeBoni serves as a director of three other publicly traded entities including being Vice Chairman and director of a major oil and gas energy trust and is also Chairman and director of a private oil and gas company.

In addition to Mr. DeBoni, the Board of Directors of Petrowest includes D. Hugh Gillard (Chairman of the Board), Ken Drysdale (President and CEO), Rene Amirault and Gerald A. Romanzin.

Petrowest is an unincorporated, open-ended, limited purpose, mutual fund trust established under the laws of Alberta. Petrowest is positioned to be a leading provider of pre-drilling and post-completion energy services to the northern region of the western Canadian sedimentary basin.

The TSX has not reviewed and does not accept responsibility for the adequacy or accuracy of this news release.

For further information, please contact Kenneth N. Drysdale, President and Chief Executive Officer, or John B. Paul, Chief Financial Officer, at (780) 830-0881 or info@petro-west.com.

This news release contains forward-looking statements that involve substantial known and unknown risks and uncertainties. These forward-looking statements are identified by their use of terms and phrases such as "anticipate," "achievable," "believe," "expect," "estimate," "plan," "intend," "project," "may," "should", "could", "predict", "may," "will," or similar words suggesting future outcomes or language suggesting an outlook. Forward-looking statements and information are based on Petrowest's current beliefs as well as assumptions made by and information currently available to Petrowest concerning anticipated business performance. Although management of Petrowest considers these assumptions to be reasonable based on information currently available to it, they may prove to be incorrect.

Forward-looking statements are subject to many external variables that are beyond Petrowest's control, such as fluctuating prices for crude oil and natural gas, changes in drilling activity, and general local and global economic, political, business and weather conditions. If any of these, or other uncertainties, materialize the actual results of Petrowest may vary materially from those expected.




Petrowest

PETROWEST ENERGY SERVICES TRUST ANNOUNCES INITIAL CASH DISTRIBUTION

Calgary, Alberta, October 18, 2006. Petrowest Energy Services Trust ("Petrowest") (TSX - "PRW.UN") announced today that its initial cash distribution for the period from the closing of its initial public offering on September 7, 2006 to October 31, 2006 will be $0.17667 per trust unit. The distribution will be paid on November 15, 2006 to unitholders of record on October 31, 2006. The trust units will commence trading on an ex-distribution basis on October 27, 2006 at the opening of markets. This prorated distribution is consistent with Petrowest's intention to distribute $0.10 per trust unit per month.

Petrowest is an unincorporated, open-ended, limited purpose, mutual fund trust established under the laws of Alberta. Petrowest is positioned to be a leading provider of pre-drilling and post-completion energy services to the northern region of the western Canadian sedimentary basin. Effective September 7, 2006, Petrowest completed the acquisition of each of, and now carries on the business of each of, Gordon Bros. Construction Ltd., Roy Larson Construction Ltd., Wales Contractors Ltd., D&D Well Services, Murtron Hauling Ltd., R. Bee Crushing Ltd., Safetymaster Rentals Corp. (carrying on business as S.O.S. Oilfield Safety), Neuwest Equipment Rentals Inc., Fitzpatrick Co. Ltd. and Northern Tractor Sales and Rentals Co. Ltd., and several related entities, (collectively, the "Acquired Companies") all of which are involved in pre-drilling and post completion energy services and are based in Grande Prairie, Alberta.

The executive officers of Petrowest are Kenneth N. Drysdale, President and Chief Executive Officer; John B. Paul, Chief Financial Officer; and Gary Sweetman, Chief Operating Officer. In addition to Mr. Drysdale, the Board of Directors of Petrowest includes D. Hugh Gillard (Chairman of the Board), Rene Amirault, Walter Deboni and Gerald A. Romanzin.

The TSX has not reviewed and does not accept responsibility for the adequacy or accuracy of this news release.

For further information, please contact Kenneth N. Drysdale, President and Chief Executive Officer, or John B. Paul, Chief Financial Officer, at (780) 830-0881 or info@petro-west.com.

This news release contains forward-looking statements that involve substantial known and unknown risks and uncertainties. These forward-looking statements are identified by their use of terms and phrases such as "anticipate," "achievable," "believe," "expect," "estimate," "plan," "intend," "project," "may," "should", "could", "predict", "may," "will," or similar words suggesting future outcomes or language suggesting an outlook. Forward-looking statements and information are based on Petrowest's current beliefs as well as assumptions made by and information currently available to Petrowest concerning anticipated business performance. Although management of Petrowest considers these assumptions to be reasonable based on information currently available to it, they may prove to be incorrect.

Forward-looking statements are subject to many external variables that are beyond Petrowest's control, such as fluctuating prices for crude oil and natural gas, changes in drilling activity, and general local and global economic, political, business and weather conditions. If any of these, or other uncertainties, materialize the actual results of Petrowest may vary materially from those expected.




Petrowest

(TSX: PRW.UN) NEWS RELEASE

PETROWEST ENERGY SERVICES TRUST RELEASES THIRD QUARTER RESULTS AND ANNOUNCES NEW CREDIT FACILITY

November 14, 2006, GRANDE PRAIRIE, ALBERTA. Petrowest Energy Services Trust is pleased to release its first quarterly report since becoming a public trust on September 7, 2006.

Petrowest also announced today that it has entered into an agreement with certain financial lenders for an operating line of credit facility available for growth capital, acquisition and working capital needs in the amount of $60 million. Amounts drawn on the facility will bear interest at rates from prime + 0% to prime + 1% based on levels of funded debt to EBITDA. Security is by a general assignment of book debts. To date Petrowest has not drawn on the facility.

HIGHLIGHTS FOR THE PERIOD ENDED SEPTEMBER 30, 2006

- Successful completion of the $140 million initial public offering of Petrowest Energy Services Trust units, with demand well in excess of the size of the offering.

- Completion of the acquisitions of the nine companies that have been brought together to form Petrowest.

- Total operating revenue of $10.9 million.

- Cash from operations of $2.9 million or $0.103 per unit.

- Net earnings of $762 thousand.

- Working capital of $21 million.

- Continued operational focus in the northern areas of Alberta and BC, which includes deep drilling gas exposure and oil sands development, as well as infrastructure requirements in an area of rapid economic and population growth.

FINANCIAL HIGHLIGHTS

Unaudited $000's except per unit amounts, margins and ratios	From commencement of commercial operations on September 7, 2006 to September 30, 2006.
Financial Results	
Revenue	10,907
EBITDA	2,645
EBITDA margin	24.3 %
Net earnings	762
Net earnings margin	7.0 %
Cash from operations	2,902
Financial Position and Liquidity	
Working capital	21,057
Working capital ratio	1.62:1.00
Weighted average number of units Outstanding – basic and diluted	28,275,094
Cash from operations per unit	$ 0.103
Distributions per unit	$ 0.07667
Net earnings per unit – basic and diluted	$ 0.027
Unit Price – September 30, 2006	$ 8.80

OVERVIEW

We are very pleased with the progress made in combining nine separate private service companies into a single public trust, completing the $140 million initial public offering and commencing the integration process. Petrowest, as a combined entity, continued its strong performance for 2006 while dealing with transition, corporate compliance and integration processes, along with inclement weather. The combined Trust is utilizing company assets at a higher than anticipated rate, and with the arrival of new equipment before the end of the year (all of which had been part of the capital commitment on closing of the initial public offering), the Petrowest team is confident of sustainable organic growth and corporate momentum as we head into the traditionally busy winter period of construction.

In the short months since its inception, Petrowest successfully completed several important initial objectives as part of its long term business plan. During the first two months of operations Petrowest obtained a $60 million credit facility with a major bank, which can be accessed to fund future growth. And, in October after the end of this Q3 period, Petrowest was particularly pleased to appoint Mr. Walter DeBoni as a fourth independent director. With over 37 years of oil and gas experience, Mr. DeBoni is a valuable addition to the Petrowest team.

A major sell-off in the income trust sector was caused by the October 31, 2006 announcement of federal government proposals to alter the taxation structure for existing income trusts beginning in 2011. The new proposal would align the tax structure of income trusts more closely to that of non-trust corporations. If the proposal is passed as originally outlined, return on capital income flowed out to trust unitholders will be subject to a new tax which is designed to approximate the average corporate income tax paid by corporations.

Petrowest will in all likelihood be affected by any tax legislation coming out of these proposals. Notwithstanding taxation uncertainties, however, we remain very confident in our business model, and our ability to implement that business model. Petrowest's executive team and board of directors along

with its professional tax, financial and legal advisors will investigate and implement the management of this issue in the best interests of Petrowest's unitholders.

Petrowest has no debt, a $60 million undrawn line of credit, a relatively low distribution payout ratio, the requisite operational and technical expertise, a modern equipment fleet, and an experienced management team and board of directors.

Petrowest management would like to thank its unitholders for their support. Over the months and years ahead we are committed to delivering on our business model, growing the Trust and building unitholder value on the basis of attainable and measurable goals and objectives.

About Petrowest Energy Services Trust

Petrowest provides pre-drilling and post-completion oilfield and infrastructure services to the northern region of the western Canadian sedimentary basin.

Forward Looking Statements

This news release contains forward-looking statements that involve substantial known and unknown risks and uncertainties. These forward-looking statements are identified by their use of terms and phrases such as "anticipate," "achievable," "believe," "expect," "estimate," "plan," "intend," "project," "may," "should", "could", "predict", "may," "will," or similar words suggesting future outcomes or language suggesting an outlook. Forward-looking statements and information are based on Petrowest's current beliefs as well as assumptions made by and information currently available to Petrowest concerning anticipated business performance. Although management of Petrowest considers these assumptions to be reasonable based on information currently available to it, they may prove to be incorrect.

Forward-looking statements are subject to many external variables that are beyond Petrowest's control, such as fluctuating prices for crude oil and natural gas, changes in drilling activity, and general local and global economic, political, business and weather conditions. If any of these, or other uncertainties, materialize the actual results of Petrowest may vary materially from those expected.

Petrowest has attached its complete management's discussion and analysis and unaudited financial statements to this press release. Electronic copies of these filings are also available at the Trust's SEDAR profile at www.sedar.com, and on the Petrowest website at www.petro-west.com.

For further information, please contact:

Ken N Drysdale
President & CEO
Suite 204 10605 Westside Drive
Grande Prairie, Alberta T8V 8E6
Tel: 780.830.0881
info@petro-west.com
www.petro-west.com

Stephanie K Mesher
Investor Relations Advisor
Iradesso Communications
Tel: 403.503.0144x216
Toll-Free: 1.866.415.1070

MANAGEMENT'S DISCUSSION AND ANALYSIS

The following Management's Discussion and Analysis (MD&A) is dated November 14, 2006. The MD&A should be read in conjunction with Petrowest Energy Services Trust's ("Petrowest" or the "Trust") unaudited interim consolidated financial statements as at and for the period July 6, 2006 to September 30, 2006, [(1)] as well as the MD&A's of the "Acquired Companies" contained in the Trust's prospectus dated August 28, 2006.

(1) Commercial operations commenced September 7, 2006

BASIS OF PRESENTATION

The financial data presented below has been prepared in accordance with Canadian Generally Accepted Accounting Principles ("GAAP"). The reporting and the measuring currency is the Canadian dollar.

FINANCIAL HIGHLIGHTS

Unaudited **$000's except per unit amounts, margins and ratios**	**From commencement of commercial operations on September 7, 2006 to September 30, 2006.**
Financial Results	
Revenue	10,907
EBITDA	2,645
EBITDA margin	24.3 %
Net earnings	762
Net earnings margin	7.0 %
Cash from operations	2,902
Financial Position and Liquidity	
Working capital	21,057
Working capital ratio	1.62:1.00
Weighted average number of units Outstanding – basic and diluted	28,275,094
Cash from operations per unit	$ 0.103
Distributions per unit	$ 0.07667
Net earnings per unit – basic and diluted	$ 0.027
Unit Price – September 30, 2006	$ 8.80

NON-GAAP MEASURES

In this MD&A the Trust uses the term "Distributable Cash" to refer to the amount of cash that is expected to be available for distributions to the unitholder; the term "EBITDA" to refer to earnings before interest expenses net of interest income, gain on disposal of assets, amortization of property and equipment and amortization of intangible assets; the term "Adjusted EBITDA" to refer to earnings before management bonuses, before interest expenses net of interest income, gain on disposal of assets, amortization of property and equipment and amortization of intangible assets; the term "EBITDA Margin" to refer to a fraction, the numerator of which is EBITDA and the denominator of which is revenue; and the term

"Adjusted EBITDA Margin" to refer to a fraction, the numerator of which is Adjusted EBITDA and the denominator of which is revenue. The terms Distributable Cash, EBITDA, Adjusted EBITDA, EBITDA Margin and Adjusted EBITDA Margin are not measures recognized by Canadian generally accepted accounting principles ("GAAP") and do not have standardized meanings prescribed by GAAP and therefore may not be comparable to performance measures presented by others.

Readers are cautioned that "Distributable Cash", "EBITDA", "Adjusted EBITDA", "EBITDA Margin" and "Adjusted EBITDA Margin" should not be considered as alternatives to net earnings, cash flow from operating activities or other measures of financial performance calculated in accordance with GAAP.

DESCRIPTION OF BUSINESS

Petrowest is an unincorporated, open-ended, limited purpose, mutual fund trust established under the laws of Alberta. Effective September 7, 2006, Petrowest completed the acquisition of each of, and now carries on the business of each of, the "Acquired Companies" described below, all of which are involved in pre-drilling and post completion energy services and are based in the Grande Prairie area of northern Alberta. The ongoing operations have been segregated into four limited partnerships and the assets and operations of the Acquired Companies are maintained within those partnerships. Petrowest continues to do business under the trade operating names of Gordon Bros. Construction, Roy Larson Construction, Wales Contractors, D&D Well Services, Murtron Hauling, R. Bee Crushing, S.O.S. Oilfield Safety and Nu-Northern Tractor Rentals

Petrowest Construction LP	
	Roy Larson Construction Ltd. ("Roy Larson") Gordon Bros. Construction Ltd. and 332691 Alberta Ltd. ("332691") 310423 Alberta Ltd. ("310423") operating as Wales Contracting Ltd.
Petrowest Transportation LP	
	404434 Alberta Corporation, 756171 Alberta Corp. and 756169 Alberta Corp. ("D&D") Murtron Hauling Ltd. and 815431 Alberta Ltd. ("Murtron")
Petrowest Civil Services LP	
	R. Bee Crushing Ltd., Bernet Venture Ltd. and Dal Finn Holdings Ltd. ("R. Bee") Safetymaster Rentals Corp. ("Safetymaster")
Petrowest Rental Services LP	
	Northern Tractor Sales and Rental Co. Ltd. and Fitzpatrick Co. Ltd. ("Northern Tractor") Neuwest Equipment rentals Inc. ("Neuwest")

(collectively, the "Acquired Companies")

Petrowest Construction LP

The Construction LP operates under the trade names of the original companies, "Gordon Bros. Construction", "Roy Larson Construction", and "Wales Contractors" and specializes in the construction of oil and gas lease well site pads, road construction, remediation of oil and gas well sites, and civil infrastructure work for non oil and gas clients. The Construction LP operates a fleet of heavy equipment including dozers, tracked hoe excavators, articulated rock haulers, compactors, graders, and scrapers as well as other ancillary support equipment.

Petrowest Transportation LP

The Transportation LP operates under the trade names of the original companies, "D&D Well Services" and "Murtron Hauling" and specializes in the transportation of oil and gas drilling rigs, well site

equipment, and heavy equipment as well as specialty hauling services including log loading and hauling, and gravel loading and hauling. The Transportation LP operates a fleet of heavy transport trucks, trailers, jeeps, boosters, and log and gravel loading equipment as well as other ancillary support equipment.

Petrowest Civil Services LP

The Civil Services LP operates under the trade names of the original companies, "R. Bee Crushing", and "S.O.S. Oilfield Safety". The Civil Services LP specializes in mobile aggregate rock crushing and sand screening for gravel supply operations throughout Alberta and British Columbia operating a fleet of cone and jaw crusher units, conveyor and sand stacker units, loaders, dozers, tracked hoe excavators and articulated rock trucks. The Civil Services LP also provides safety services including safety supervision and rental of safety air units and wash units provide for safety support during oil and gas drilling operations and plant turnarounds.

Petrowest Rental Services LP

The Rental Services LP operates under the new trade name of "Nu-Northern Tractor Rentals" and specializes in heavy equipment rentals to oil and gas companies, tar sand clients, and independent contractors working in the oil and gas, mining, logging, pulp and paper and civil construction industries. The Rental Services LP operates a fleet of heavy equipment including dozers, tracked hoe excavators, articulated rock haulers, compactors, and side-boom pipelayers.

Petrowest's results are directly impacted by the overall health of the Alberta oil and gas industry. The relative long term strength in the commodity market has steadily increased demand for the Trust's services.

The effects of weather usually have a direct impact on Petrowest. Oil and gas drilling activity is generally stronger November through March. Wet weather in the spring and early summer months hinder the activity, which regains strength in July and August. Therefore, a longer, colder winter and drier spring and summer enhances operational results. This year saw a relatively short spring break up and a drier summer than the 2005 season. Accordingly, the Trust realized gains in revenue and Adjusted EBITDA over the 2005 season.

The recent weakness in the stock markets and softening of North American gas prices have resulted in fears of industry activity slow downs. The Trust operations are primarily in the deep gas market regions of the Western Canadian Sedimentary Basin and historically this region has been less impacted by cyclical swings in market prices due to the longer lead times in access, drilling and completion of planned wells. Oil and gas producer companies have generally taken a longer term view of project work in the area the Trust works in and have not reduced activity in the Trust operating areas to the extent they may in shallow gas or coal bed methane development areas.

Further, due to the nature of the Trust's equipment and work specialty, and the nature of the pre-drilling and post completion phases of the well drilling cycle, during times of lower drilling activity, the Trust's equipment has typically been utilized to remediate dry and abandoned oil and gas well sites. Management of the Trust views this work capability as a counter cyclical buffer to downturns in oil and gas exploration activities.

ACQUISITIONS

The Trust was formed by a deed of trust dated July 6, 2006. Petrowest pursuant to a prospectus dated August 28, 2006 issued units of the Trust and used the proceeds via its subsidiaries, to acquire 100% of the outstanding shares of the Acquired Companies listed below. The estimated purchase price of Acquired Companies calculated as the base purchase price plus working capital less debt was $230,934,992, subject to post closing adjustments for actual working capital and debt. The purchase price was funded by payment of $103,284,052 in cash and the issuance of units by the Trust for proceeds

of $127,650,940. In conjunction with acquisitions, all debt and capital lease obligations were repaid by Petrowest through the use of proceeds from the offering.

The Acquisition has been accounted for using the purchase method with the assets acquired and liabilities assumed recorded at preliminary estimates of fair value. The final allocation of the purchase price will be based on the assets acquired and liabilities assumed at the effective date of the Acquisition based upon internal and/or independent asset valuations. The purchase price has not yet been finalized and is subject to change. A preliminary allocation of the consideration is as follows:

Net assets acquired	**in $000's**
Cash acquired on acquisition	4,684
Non-cash working capital acquired on acquisition	
Accounts receivable	38,325
Prepaid expenses	368
Inventories	4,319
Accounts payable and accrued liabilities	(24,805)
Income taxes payable	(174)
Property and equipment	84,085
Intangibles	55,151
Goodwill	99,104
Total	261,057

Consideration given for value of shares and shareholder loans of acquired companies

Cash to vendors on closing	103,284
Purchase price adjustment	7,424
Retirement of long-term debt and capital lease obligations	22,698
	133,406
Trust Units (12,765,094 units issued)	127,651
Total	261,057

Net working capital acquired on the Acquisition includes cash, accounts receivable, inventory, prepaid expenses, income taxes recoverable, bank indebtedness, accounts payable and accrued liabilities and income taxes payable. The purchase price is affected by the changes in working capital, shareholder loans and long-term debt from the date specified in the purchase and sale agreement to the date of closing. Changes in the balances for these items as the Trust realizes on the value of working capital assets will affect the net consideration paid by the Trust to the owners which is estimated to be $7,423,581. These adjustments may be material.

QUARTERLY COMPARABLES

The Trust was created pursuant to a deed of trust on July 6, 2006 and the financial reporting is effective from this date. Pursuant to a prospectus dated August 28, 2006, the Trust issued units of the Trust and used the proceeds via its subsidiaries, to acquire 100% of the outstanding shares of the Acquired Companies. The transaction closed and Petrowest commenced trading on the Toronto Stock Exchange on September 7, 2006 the day of commencement of commercial operations. Accordingly, the third quarter of fiscal 2006 has no comparative figures for the same period in the previous year, as the Trust was not yet created. For purposes of the following MD&A discussion, Petrowest has provided certain quarterly financial information considered meaningful on the basis that the Acquired Companies had been acquired at January 1, 2005.

Unaudited $000s *except per unit amounts, margins and ratios*	From commencement of commercial operations September 7, 2006 to September 30, 2006	Nine months ended September 30, 2006 (Pro forma)	Nine months ended September 30, 2005 (Pro forma)
Revenue by segment			
Construction	2,520	36,788	32,788
Transportation	3,726	45,665	31,591
Civil	3,697	29,036	21,819
Rentals	964	8,940	6,297
Total Revenue	10,907	120,429	92,495
Operating expenses by segment		*Note (1) includes administrative*	*Note (1) includes administrative*
Construction	1,857	28,128	25,215
Transportation	3,052	34,387	22,881
Civil	2,242	18,816	14,180
Rentals	604	3,924	3,090
Total operating expenses	7,755	85,255	65,366
Administrative Expenses *(1)*	507	507*(1)*	n/a
Adjusted EBITDA*(2)*	n/a	**34,667**	**27,129**
EBITDA*(2)*	**2,645**	n/a	n/a
Amortization of property and equipment*(3)*	1,142	n/a	n/a
Amortization of intangible assets	672	n/a	n/a
Interest - net*(3)*	127	n/a	n/a
Gain on disposal of assets	(58)	n/a	n/a
Net Earnings3	**$ 762**	n/a	n/a
Net Earnings per unit basic and diluted	$ 0.027	n/a	n/a

Notes (1) No separation of operating and administrative expenses is available in past quarters. Accordingly for purposes of the MD&A discussion the expenses have been combined. Administrative expenses relating to the period of acquisition to September 30, 2006 have been added to the nine month period ending September 30, 2006 as they were not segregated by segment.

(2) The terms EBITDA and ADJUSTED EBITDA are not measures recognized by Canadian generally accepted accounting principles ("GAAP") and do not have standardized meanings prescribed by GAAP. ADJUSTED EBITDA is a Non-GAAP measure that in management's opinion represents a better measure of cash liquidity in the nine month periods ending September 30, 2006 and 2005 than EBITDA since the Acquired Companies declared bonuses to reduce taxable income to the small business limit during those periods.

(3) No presentation has been made for comparison of Amortization, Interest-net, Income taxes, and Net Earnings. The significant differences between the operation and tax structure of the Trust versus the previous private company structures, including the calculation of income taxes, the methods of

amortization, and the comparable debt levels make the comparison of these items and net earnings not meaningful.

REVENUE

Revenue for the period from commencement of commercial operations on September 7, 2006 to September 30, 2006 was $10,906,797. General September activity levels were slightly lower than the month of September in 2005. Because the summer of 2005 was so wet, normal summer work was delayed until the fall in 2005. The drier summer in 2006 allowed planned work to be completed earlier resulting in the more normal seasonal slowdown in September.

On a per segment basis, the month of September is usually a slower month for the Construction and Rentals segment. Equipment is being maintained in preparation for the peak winter construction season, and weather delays are experienced as the days are not warm enough to dry out moisture. Accordingly, the Construction segment only accounted for 23.1% of the total Trust revenues and Rentals segment accounted for 8.8% of the Trust revenue. The Transportation segment was extremely busy with gravel hauling operations and equipment/rig moving, but did experience a number of down days due to weather. In spite of weather issues, the Transportation segment accounted for 34.2% of the Trust's revenue in the period since acquisition. The Civil segment was not far behind the Transportation segment at 33.9% with gravel crushing operations running 100% for the period since acquisition. Safety consulting and rentals experienced solid performance for the time of year.

Had the Acquired Companies been combined for the nine months ended September 30, 2006, on a pro forma basis, the Trust would have showed an increase in Revenue of $27,933,880 or a growth rate of 30.2% over the same period in 2005. The increase in revenue is due to increased activity levels in the industry as well as increased capacity in equipment and labor within the individual operating partnerships.

On a per segment basis, Transportation experienced the largest volume gain generating approximately $14,073,797 a 44.5% increase in additional revenue for the pro forma nine month period. This gain was a combination of general activity increases, additional equipment and the benefits of higher pricing. The other segments, Construction, Civil and Rentals also experienced very solid growth rates. The high oil and gas activity levels in the Trust's work area, primarily accounted for the revenue gains.

OPERATING EXPENSES AND GENERAL AND ADMINISTRATIVE

Operating expenses for the period from commencement of commercial operations on September 7, 2006 to September 30, 2006 were $7,755,360, and equate to 71.1% of revenue.

On a per segment basis the costs for the period are not comparable with the pro forma year to date numbers because general and administrative costs could not be separated in the pro forma information. However, when general and administrative are included with operating expenses to provide a comparable format to the pro forma information provided, total operating expenses and general and administrative are $8,262,487 or 75.8% of revenue. The period costs from commencement of commercial operations on September 7, 2006 to September 30, 2006 are up by approximate 4.9% compared to the pro forma comparatives annual average operating costs. Included in these costs are pre-winter maintenance and delays associated with weather.

General and administrative expenses for the period from commencement of commercial operations on September 7, 2006 to September 30, 2006 were $507,127. General and administrative costs for the period since acquisition were 4.6% of revenue.

Had the Acquired Companies been combined for the nine months ended September 30, 2006 the Trust would have had an increase in Operating and General and Administrative Expenses of $20,396,874. Included in this operating cost increase is approximately $2,189,571 in professional fees paid by the

Acquired Companies associated with the IPO, tax planning, additional audit and accounting and other legal fees associated with the Acquisition. The Trust views the majority of these costs to be non-recurring. Even with the additional professional fee costs, the margin loss is minimal, only 0.5% for the same period in 2005. Adjusted for the estimated non – recurring costs a real margin gain is realized of approximately 1.3 % for the pro forma nine month period.

EBITDA (ADJUSTED EBITDA-comparables)

EBITDA for the period from commencement of commercial operations on September 7, 2006 to September 30, 2006 was $2,644,310. This represents an EBITDA margin of 24.3 %. For the nine month period ended September 30, 2006 Adjusted EBITDA was $34,666,397 compared to $27,129,392 for the same period in 2005. EBITDA margin was 28.8 % compared to 29.3 % for the same period in 2005.

AMORTIZATION OF PROPERTY AND EQUIPMENT

The Trust began providing amortization on its property and equipment assets from the date of acquisition of the Acquired Companies. Amortization for the period ending September 2006 was $1,141,404. Amortization is applied to reduce the value of property and equipment to its estimated residual value over its estimated useful life on a declining balance basis annually or on an actual usage basis. Management assesses the carrying amount of property and equipment assets for impairment and if impairment is determined a writedown to the asset's fair value is recognized during the period.

AMORTIZATION OF INTANGIBLE ASSETS

Intangible assets, consisting of acquired customer relationships, brand and trade names and non-competition agreements are recorded at cost and amortized over their useful lives, which is estimated to be between 5 and 10 years. Intangible assets are regularly evaluated by comparing their applicable estimated future net cash flows to the unamortized net book value of the intangible asset. Any impairment would be charged to income in that period.

INTEREST

Interest expense reflects carrying costs of debt held in the Acquired Companies from date of closing to payout by the Trust including interest and penalties associated with early retirement on lease obligations.

INCOME TAXES

Petrowest, and its operating entities, are taxable entities under the Income Tax Act of Canada and are currently taxable only on income that is not distributed or distributable to the unit holders. As the Trust currently distributes all of its taxable income to the unit holders, no provision for income taxes has been made in these consolidated financial statements. Recent proposed changes to the Income Tax Act of Canada will result in a change to the status of the Trust with respect to income taxes being levied on distributions after January 1, 2011.

NET INCOME

Net income for the period from commencement of commercial operations on September 7, 2006 to September 30, 2006 was approximately $762,638. This represents earnings per unit of $ 0.027, basic and fully diluted.

RECONCILIATION OF NET EARNINGS TO EBITDA AND DISTRIBUTABLE CASH

Unaudited $000s	From the commencement of commercial operations on September 7, 2006 to September 30, 2006
Net Earnings	762
Interest	132
Amortization of property and equipment	1,142
Amortization of intangibles	672
Interest income	(5)
(Gain) loss on disposal of property and equipment	(58)
EBITDA	2,645
Unit based compensation	106
Interest	(132)
Maintenance capital expenditures (1)	(206)
Distributable Cash	2,413

RECONCILIATION OF CASH FLOW FROM OPERATIONS TO DISTRIBUTABLE CASH

Unaudited $000s	From the commencement of commercial operations on September 7, 2006 to September 30, 2006
Cash flow from operations	2,902
Changes in non-cash working capital items	(278)
	2,624
Interest income	(5)
Maintenance capital expenditures (1)	(206)
Distributable Cash	2,413
Accrued distributions to Unitholders	2,168

(1) *The Trust charges to expense all regular ongoing maintenance expense. "Maintenance capital expenditures" is defined as the amount incurred or reserved during the period to conduct infrequent major overhauls of equipment. The amount will fluctuate from period to period.*

Cash flow from operations

Excluding the effects of changes in non-cash working capital items, cash flow from operations for the period ended September 30, 2006 was $2,623,998.

The Trust believes that cash provided from operations combined with its strategy for financing certain capital asset acquisitions, (specifically those assets with shorter economic lives) with short term operating leases will sustain liquidity, minimize maintenance capital expenditure costs, sustain distributions, provide capital for growth and ensure productive capacity can be maintained.

Cash flow from financing activities

Cash from financing activities in the net amount of $129,596,642 were provided from the initial public offering and subscription of subordinated trust units. Costs of the initial public offering were $11,913,358.

Cash flow from investing activities

Investment activities consisted of the acquisition of the Acquired Companies and associated transfer of assets on closing and the purchase of new assets for use in the Trust.

ACCRUED DISTRIBUTIONS

The initial cash distribution to be paid by the Trust, will be for the period from September 7, 2006 (the closing date) to October 31, 2006. It will be paid on November 15, 2006 to Unitholders of record on October 31, 2006, and is estimated to be approximately $4,995,361 million in the aggregate, representing $0.17667 per Unit.

The Trust accrued distributions to unitholders in the amount of $2,167,851 for the period ended September 30, 2006 representing $0.07667 per unit.

Future distributions and the actual payout ratio will be at the discretion of the Board of Directors of Petrowest Energy Services General Partner Ltd. and may vary depending on the current and anticipated level of activity in the energy services industry as well as the operational performance of the various partnerships.

PROPERTY AND EQUIPMENT EXPENDITURES

Property and equipment assets recorded on the acquisition of the Acquired Companies have been recorded at the estimated fair market value of the assets at the date of acquisition. The principal assets acquired as at the date of the acquisition includes a large fleet of heavy equipment including, dozers, tracked hoe excavators, loaders, graders, scrapers, articulated rock trucks, gravel crushing equipment, and heavy haul trucks and trailers.

Property and equipment asset acquisitions incurred after the acquisition of the Acquired Companies are recorded at cost.

CONTRACTUAL OBLIGATIONS – PAYMENTS DUE BY PERIOD

	As at September 30, 2006 in $000's				
$000s	**< 1 year**	**1 - 3 Years**	**4 - 6 Years**	**Thereafter**	**Total**
Operating Leases on Equipment [(1)]	2,401	13,136	1,443	Nil	16,980
Operating Leases on Offices, Shop and yards [(1)]	421	5,737	3,975	Nil	10,133
TOTAL	2,822	18,873	5,418	Nil	27,113

Notes

(1) Operating lease obligations are described under Note 10 to the September 30, 2006 Consolidated Financial Statements.

LIQUIDITY

Working Capital

$000s	As at September 30, 2006
Cash and cash equivalents	12,894
Accounts receivable	37,004
Prepaid expenses and deposits	1,441
Inventory	3,895
Accounts payable and accrued liabilities	(24,417)
Income taxes payable	(168)
Distributions payable	(2,168)
Purchase price adjustment	(7,424)
Working capital	21,057

Working capital at September 30, 2006 was $21,057,246. This represents a working capital ratio of 1.62 : 1.00.

Purchase price adjustment

The Accrued purchase price adjustment relates to changes in working capital, shareholder loans and long-term debt and obligations under capital leases and the sale of redundant assets from the values estimated in the purchase and sale agreements to the actual amounts at closing of the transaction. The realization on these working capital, redundant assets items and final settlement of obligations will affect the net purchase price paid to the former shareholders of the Acquired Companies. Management has estimated the value of the additional payable to the vendors on a net basis to be $7,423,581. As the Trust realizes on the settlement of the various assets acquired this accrual is subject to change.

FINANCING

On November 10, 2006 Petrowest completed negotiations and entered into an agreement with certain financial lenders for an operating line of credit facility available for growth capital, acquisition and working capital needs in the amount of $60 million. Amounts drawn on the facility bear interest at rates from prime + 0% to prime + 1% based on levels of funded debt to EBITDA and is secured by a general assignment of book debts.

As at September 30, 2006 no debt instruments had been drawn upon.

UNITHOLDERS EQUITY

The Trust is authorized to issue an unlimited number of Trust Units. Prior to the conversion of the Subordinated Units, holders of Trust Units will be entitled to receive per month distributions in priority to any payments on the Subordinated Units.

The Trust is authorized to issue an unlimited number of Subordinated Units. Distributions on the Subordinated Units will be subordinated in favour of Trust Units. Distributions on the Subordinated Units will only be paid at the end of a fiscal quarter to the extent that: (i) the Trust has paid distributions per month of at least $0.10 per Trust Unit to holders of Trust Units during that quarter, and (ii) any deficiency in such distributions to holders of Trust Units during the preceding 12 months has been satisfied.

The Trust is authorized to issue an unlimited number of Special Voting Units which are not entitled to any distributions. No Special Voting Units have been issued to date.

Issued

	Outstanding	
Trust Units issued for cash net of issue costs	14,000,000	$128,087
Trust Units issued on acquisitions	12,765,094	127,651
Total Units	26,765,094	255,738
Subordinated Units		
Issued for cash	1,510,000	1,510
Issued for promissory notes	-	3,020
Less: Amount issued for promissory notes	-	(3,020)
Basic and Fully Diluted	28,275,094	$ 257,248

Trust Units were issued on closing of the initial public offering filed on August 28, 2006 at a price of $10.00 per unit. Trust issue costs in conjunction with the offering were $11,913,358.

The Trust issued to various insiders an aggregate of 1,510,000 Subordinated Units at a price of $3.00 per Subordinated Unit, $4,530,000 in the aggregate to be satisfied by payment of $1.00 in cash and $2.00 by way of a three-year promissory note that will be forgiven over three years if the subscriber remains as a director, officer or employee of Petrowest.

FINANCIAL INSTRUMENTS

Petrowest's financial instruments consist of cash and cash equivalents, accounts receivable, accounts payable, accrued liabilities, purchase price adjustment payable and distributions payable. As at September 30, 2006 there were no significant differences between the carrying amounts of these financial instruments and their estimate fair market value.

CREDIT RISK

Petrowest is exposed to credit risk on accounts receivables due from its customers. Management routinely assesses the financial strengths of customers and monitors exposure for credit losses.

RELATED PARTY TRANSACTIONS

Petrowest paid rent for office space on a building owned by an executive officer of the company in the amount of $37,100. Transactions were estimated to equal fair market value.

CRITICAL ACCOUNTING ESTIMATES AND ACCOUNTING POLICIES

Critical Accounting Estimates

As a normal part of the financial statement preparation process, management is required to make estimates and assumptions based on information available as at the financial statement date. These estimates and assumptions affect the reported amounts of assets and liabilities, the possible disclosure of contingent assets and liabilities at the date of the financial statements and the amount of revenue and expense reported for the period.

Although estimates and assumptions must be made during the financial statement preparation process, it is management's opinion that none of the estimates or assumptions were highly uncertain at the time they were made. The most significant estimate in Petrowest's financial statements is the amortization period

for property and equipment, valuation of assets in the purchase equation, assumptions used in the black scholes methodology and recoverability of accounts receivable.

Accounting Policies

Petrowest is made up of various subsidiaries and limited partnerships which for the purposes of these financial statements have been consolidated to reflect the operations relating to Petrowest. These financial statements are stated in Canadian dollars and have been prepared by the management of Petrowest in conformity with Canadian generally accepted accounting principles ("GAAP").

a) Cash and cash equivalents

Included in cash and cash equivalents are bank overdrafts.

b) Inventory

Inventory consists of gravel, spare equipment parts, tires, materials and supplies and is valued at the lower of cost and net realizable value with the cost being determined on a first-in, first-out basis.

c) Property and Equipment

Property and equipment assets recorded on the acquisition of the Acquired Companies have been recorded at the estimated fair market value of the assets at the date of acquisition. Property and equipment asset acquisitions incurred after the acquisition of the Acquired Companies are recorded at cost.

Amortization is applied to reduce the value of property and equipment to its estimated residual value over its estimated useful life on a declining balance basis annually or on an actual usage basis at the following rates.

Buildings, portable buildings and fencing	2%-10%
Heavy equipment	5%-25%
Vehicles	25%-35%
Trailers	5%-25%
Equipment	15%-40%
Office Furniture and Equipment	20%-30%
Communications, computer hardware and software	30% - 60%

Management assesses the carrying amount of property and equipment assets for impairment when facts and circumstances indicate a potential impairment. If it is determined the estimated net recoverable amount, measured by either market value, if applicable, or estimated by calculating the present value of expected cash flows from the asset, is less than the net carrying amount, a write-down to the asset's fair value is recognized during the period.

d) Goodwill

Goodwill represents the excess of purchase price of the Acquired Companies over fair value of net assets acquired and liabilities assumed. Goodwill is not subject to amortization, but is tested for impairment on an annual basis, or more frequently if events occur that could result in impairment, by applying a fair value based test. The amount of impairment is determined on a reporting unit basis by deducting the fair value of liabilities from the fair value of assets to determine an implied goodwill. This is then compared to the book value of goodwill. Any goodwill impairment is recognized as an expense in the period the impairment is determined.

e) Intangible assets

Intangible assets, consisting of acquired customer relationships, brand and trade names and non-competition agreements are recorded at cost and amortized over their useful lives, which is estimated to be between 5 and 10 years. Intangible assets are regularly evaluated by comparing their applicable estimated future net cash flows to the unamortized net book value of the intangible asset. Any impairment would be charged to income in that period.

f) Revenue recognition

Petrowest's services are generally sold based upon contractual agreements or purchase orders with the customer that include fixed or determinable prices. Revenue is recognized when services are rendered or over the rental period and when collection can be reasonably assured.

g) Use of estimates

The preparation of financial statements in accordance with Canadian generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the period. By their nature, these estimates are subject to measurement uncertainty and the effect on the financial statements of changes in such estimates in future periods could be significant. These estimates are reviewed periodically and as adjustments become necessary they are reported in earnings in the period in which they become known. Such estimates including providing initial valuation of assets on the acquisition of the Acquired Companies, amortization of property and equipment and intangibles, recoverability of accounts receivable, valuation of intangible assets and goodwill are the areas most subject to estimation. Actual results could differ from these estimates.

h) Income taxes

Petrowest, and its operating entities, are taxable entities under the Income Tax Act of Canada; however they are currently taxable only on income that is not distributed or distributable to the unit holders. As the Trust currently distributes all of its taxable income to the unit holders, no provision for income taxes has been made in these consolidated financial statements. Recent proposed changes to the Income Tax Act of Canada will result in a change to the status of Trust with respect to income taxes being levied on distributions after January 1, 2011.

i) Stock based compensation

Options to purchase Trust units granted under the Unit Option Plan are described in Note 8 of these financial statements. Unit based compensation is recognized in accordance with the fair-value based method of accounting. Compensation expense for unit options awarded under the plan is measured at estimated fair value at the grant date. This is done using a Binomial valuation model and is recognized as unit-based compensation expense over the vesting period of the options granted.

j) Per Unit amounts

Basic per unit amounts are calculated using the weighted average number of Trust Units outstanding during the period. Diluted per Unit amounts are calculated by adding potentially dilutive option units to the weighted average number of Trust Units outstanding during the period using the treasury stock method. Potentially dilutive option units are only considered dilutive and added if, and to the extent that they are "in the money". Under this method, the diluted weighted average number of units is calculated assuming the proceeds for the exercise of the dilutive option units are purchased at the average market price for the period.

KEY RISKS AND UNCERTAINTIES

Volatility of Industry Conditions

The demand, pricing and terms for energy services largely depend upon the level of industry activity for Canadian natural gas and, to a lesser extent, oil exploration and development. Industry conditions are influenced by numerous factors over which Petrowest will have no control, including: the level of oil and gas prices; expectations about future oil and gas prices; the cost of exploring for, producing and delivering oil and gas; the expected rates of declining current production; the discovery rates of new oil and gas reserves; available pipeline and other oil and gas transportation capacity; worldwide weather conditions; global political, military, regulatory and economic conditions; and the ability of oil and gas companies to raise equity capital or debt financing.

The level of activity in the Canadian oil and gas exploration and production industry is volatile. No assurance can be given that expected trends in oil and gas production activities will continue or that demand for energy services will reflect the level of activity in the industry. Any prolonged substantial reduction in oil and natural gas prices would likely affect oil and gas production levels and therefore affect the demand for services to oil and gas customers. A material decline in oil or gas prices or Canadian industry activity could have a material adverse effect on Petrowest's business, financial condition, results of operations and cash flows and therefore on the distributions to Unitholders.

Seasonality

In Canada, the level of activity in the energy services industry is influenced by seasonal weather patterns. Spring breakup during the second quarter leaves many secondary roads temporarily incapable of supporting the weight of heavy equipment, which results in severe restrictions in the level of energy services. The duration of this period will have a direct impact on the level of Petrowest's activities. Spring breakup occurs earlier in the year in southeastern Alberta than it does in northern Alberta and British Columbia. The timing and duration of spring breakup are dependant on weather patterns but it generally occurs in April and May. Additionally, if an unseasonably warm winter prevents sufficient freezing, Petrowest may not be able to access well sites and its operating results and financial condition may therefore be adversely affected. The demand for energy services may also be affected by the severity of the Canadian winters. In addition, during excessively rainy periods, equipment moves may be delayed, thereby adversely affecting revenues. The volatility in the weather and temperature can therefore create unpredictability in activity and utilization rates, which can have a material adverse effect on Petrowest's business, financial condition, results of operations and cash flows and therefore on the distributable income to be distributed to Unitholders.

Capital Expenditures

Petrowest operates in a capital intensive business. There can be no assurance that the actual capital costs incurred by Petrowest will not be higher than anticipated. In particular, Petrowest will be subject to capital costs that it has little control over, including, but not limited to, the cost of the equipment required by Petrowest's business. Any material increase in capital costs may materially affect Petrowest's business, financial conditions, results of operations and cash flows, and therefore the distributable income to be distributed to Unitholders.

Changes in Legislation

There can be no assurance that income tax laws and other governmental programs relating to the oil and gas industry and the energy services industry, such as the status of mutual fund Trusts, will not be changed in a manner which adversely affects Unitholders. Recent proposed changes to the Income Tax Act of Canada will result in a change to the status of Trust with respect to income taxes being levied on distributions after January 1, 2011.

Absence of Financial History

The Trust has only been carrying on business as a consolidated entity since September 7, 2006, the date the Acquired Companies were acquired by the Trust. As such, management has had limited time to integrate the financial controls and procedures of the Trust with the Acquired Companies. Difficulties in

integrating the financial controls and procedures and deficiencies in financial and internal controls and procedures in respect of the Acquired Companies may have a negative effect on the Trust and its operations.

Additional risks are detailed in the Trust's prospectus dated August 28, 2006 which is available in electronic form at www.sedar.com

OUTLOOK

The Trust is starting the process of building a strong presence in the Grande Prairie region of northern Alberta. The acquisition of nine service companies and the integration efforts are well underway. Management believes that growth potential exists not only organically but also by acquisitions and both strategies will be pursued over the next number of months. Managements' objective is solid growth designed to provide sustainable distributions and accretive growth on a per unit basis.

Petrowest Energy Services Trust
Consolidated Balance Sheet
September 30, 2006
(Unaudited)
"These financial statements have not been reviewed or audited on behalf of the unitholders by the Company's independent external auditors, PricewaterhouseCoopers LLP"

Assets	**$000's**
Current assets	
Cash	12,894
Accounts receivable	37,004
Prepaid Expenses	1,441
Inventory	3,895
	55,234
Property and equipment (note 5)	81,308
Intangible assets (note 6)	54,479
Goodwill (note 4)	99,104
	290,125
Liabilities	
Current liabilities	
Accounts payable and accrued liabilities	24,417
Income taxes payable	168
Distributions payable	2,168
Purchase price adjustment payable (note 4)	7,424
	34,177
Unitholders' Equity	
Units (note 7)	257,248
Contributed surplus	106
Accumulated earnings	762
Accumulated cash distributions to unitholders	(2,168)
	255,948
	290,125
Commitments (note 11)	

Approved on behalf of the board:

"Signed"
Ken Drysdale

"Signed"
Gerald Romanzin

See accompanying notes to the consolidated financial statements

Petrowest Energy Services Trust
Consolidated Statement of Earnings
From the period July 6, 2006 to September 30, 2006 (1)
(Unaudited)

	$000's
Revenue	10,907
Expenses	
Operating expenses	7,755
General and administrative	507
Interest and bank fees	132
Amortization	1,814
	10,208
	699
Other income	
Gain on disposal of property and equipment	58
Interest income	5
	63
Net earnings for the period, being accumulated earnings end of period	762
Net earnings per unit- basic and diluted (note 7)	$ 0.027

See accompanying notes to the consolidated financial statements
(1) Commercial operations of the Trust commenced September 7, 2006.

Petrowest Energy Services Trust
Consolidated Statement of Cash Flows

From the period July 6, 2006 to September 30, 2006[1]
(Unaudited)

		$000's
Cash provided by (used in)		
Operating activities		
Net earnings for the period		762
Items not affecting cash		
Amortization		1,814
Unit based compensation		106
(Gain) on disposal of property and equipment		(58)
		2,624
Changes in non-cash working capital		
Accounts receivable		1,321
Prepaid expenses		(1,073)
Inventory		424
Accounts payable and accrued liabilities		(388)
Income taxes payable		(6)
		278
		2,902
Financing activities		
Issue of trust units – net of costs		129,597
Investing activities		
Acquisition of Acquired Companies- cash to vendors net of cash acquired		(98,600)
Retirement of acquired debt		(22,698)
Proceeds on property disposals		2,610
Purchase of property and equipment		(917)
		(119,605)
Increase (decrease) in cash		12,894
Cash, beginning of period		-
Cash, end of period		12,894
Supplementary information		
Interest paid	$	132
Income taxes paid	$	-
Non cash transaction		
Units issued on acquisition (note 4)	$	127,651

See accompanying notes to the consolidated financial statements

[1] Commercial operations of the Trust commenced September 7, 2006.

(all tabular amounts in $000's)

1 Nature of the Organization

Petrowest Energy Services Trust ("Petrowest") is an open-ended unincorporated mutual fund trust established under and governed by the laws of the Province of Alberta pursuant to the Deed of Trust dated July 6, 2006 and commenced commercial operations on September 7, 2006.

Petrowest was created to hold, indirectly, controlling limited partner interests, hold the common shares in the general partner and invest in the businesses noted below. Petrowest is a business trust operating an energy services business through its indirect subsidiaries. Unitholders hold Units of Petrowest which in turn holds a 100% beneficial interest in the Petrowest Business Trust (the "Business Trust"). The Business Trust, via four limited partnerships with Petrowest Energy Services General Partner Ltd. as the general partner, hold the assets of the businesses historically operated by the Acquired Companies noted below. The four limited partnerships are involved in the construction, transportation, civil services, and rentals industries.

Pursuant to a prospectus dated August 28, 2006 the Trust issued units of the Trust and used the proceeds via its subsidiaries, to acquire 100% of the outstanding shares of the Acquired Companies. The base purchase price of Acquired Companies was $230,934,992, subject to closing adjustments. The purchase price was funded by payment of $103,284,052 in cash and the issuance of units by the Trust for proceeds of $127,650,940.

The acquired assets representing the assets and business operations of the various Acquired Companies were then transferred to the four limited partnerships as follows.

Petrowest Rental Services LP	Northern Tractor Sales and Rental Co. Ltd. and Fitzpatrick Co. Ltd. ("Northern Tractor") Neuwest Equipment rentals Inc. ("Neuwest")
Petrowest Transportation LP	404434 Alberta Corporation, 756171 Alberta Corp. and 756169 Alberta Corp. ("D&D") Murtron Hauling Ltd. and 815431 Alberta Ltd. ("Murtron")
Petrowest Construction LP	Roy Larson Construction Ltd. ("Roy Larson") Gordon Bros. Construction Ltd. and 332691 Alberta Ltd. ("332691") 310423 Alberta Ltd. ("310423") operating as Wales Contracting Ltd.
Petrowest Civil Services LP	R. Bee Crushing Ltd., Bernet Venture Ltd. and Dal Finn Holdings Ltd. ("R. Bee") Safetymaster Rentals Corp. ("Safetymaster")

(collectively, the "Acquired Companies")

(all tabular amounts in $000's)

1 Nature of the Organization- continued

Petrowest began publicly trading on the Toronto Stock Exchange on September 7, 2006 under the trading symbol PRW.UN.

All operations of Petrowest are located in Western Canada, primarily in northwestern Alberta and northeastern British Columbia, and provide services to the crude oil, tar sand and natural gas exploration and production customers. In addition Petrowest provides services to the lumber, pulp and paper industries and various municipal, governmental and commercial customers for work on infrastructure development.

2 Summary of Significant Accounting Policies

Petrowest is made up of various subsidiaries and limited partnerships which for the purposes of these financial statements have been consolidated to reflect the operations relating to Petrowest. These financial statements are stated in Canadian dollars and have been prepared by the management of Petrowest in conformity with Canadian generally accepted accounting principles ("GAAP").

a) Cash and cash equivalents

Included in cash and cash equivalents are bank overdrafts.

b) Inventory

Inventory consists of gravel, spare equipment parts, tires, materials and supplies and is valued at the lower of cost and net realizable value with the cost being determined on a first-in, first-out basis.

c) Property and Equipment

Property and equipment assets recorded on the acquisition of the Acquired Companies have been recorded at the estimated fair market value of the assets at the date of acquisition. Property and equipment asset acquisitions incurred after the acquisition of the Acquired Companies are recorded at cost.

Amortization is applied to reduce the value of property and equipment to its estimated residual value over its estimated useful life on a declining balance basis annually or on an actual usage basis at the following rates.

Buildings, portable buildings and fencing	2%-10%
Heavy equipment	5%-25%
Vehicles	25%-35%
Trailers	5%-25%
Equipment	15%-40%
Office Furniture and Equipment	20%-30%
Communications, computer hardware and software	30%-60%

2 Summary of Significant Accounting Policies-continued

Management assesses the carrying amount of property and equipment assets for impairment when facts and circumstances indicate a potential impairment. If it is determined the estimated net recoverable amount, measured by either market value, if applicable, or estimated by calculating the present value of expected cash flows from the asset, is less than the net carrying amount, a write-down to the asset's fair value is recognized during the period.

d) Goodwill

Goodwill represents the excess of purchase price of the Acquired Companies over fair value of net assets acquired and liabilities assumed. Goodwill is not subject to amortization, but is tested for impairment on an annual basis, or more frequently if events occur that could result in impairment, by applying a fair value based test. The amount of impairment is determined on a reporting unit basis by deducting the fair value of liabilities from the fair value of assets to determine an implied goodwill. This is then compared to the book value of goodwill. Any goodwill impairment is recognized as an expense in the period the impairment is determined.

e) Intangible assets

Intangible assets, consisting of acquired customer relationships, brand and trade names and non-competition agreements are recorded at cost and amortized over their useful lives, which is estimated to be between 5 and 10 years. Intangible assets are regularly evaluated by comparing their applicable estimated future net cash flows to the unamortized net book value of the intangible asset. Any impairment would be charged to income in that period.

f) Revenue recognition

Petrowest's services are generally sold based upon contractual agreements or purchase orders with the customer that include fixed or determinable prices. Revenue is recognized when services are rendered or over the rental period and when collection can be reasonably assured.

g) Use of estimates

The preparation of financial statements in accordance with Canadian generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the period. By their nature, these estimates are subject to measurement uncertainty and the effect on the financial statements of changes in such estimates in future periods could be significant. These estimates are reviewed periodically and as adjustments become necessary they are reported in earnings in the period in which they become known. Such estimates including providing initial valuation of assets on the acquisition of the Acquired Companies, amortization of property and equipment and intangible assets, recoverability of accounts receivable, valuation of intangible assets and goodwill are the areas most subject to estimation. Actual results could differ from these estimates.

2 Summary of Significant Accounting Policies -continued

h) Income taxes

Petrowest, and its operating entities, are taxable entities under the Income Tax Act of Canada; however they are currently taxable only on income that is not distributed or distributable to the unit holders. As the Trust currently distributes all of its taxable income to the unit holders, no provision for income taxes has been made in these consolidated financial statements. Recent proposed changes to the Income Tax Act of Canada will result in a change to the status of Trust with respect to income taxes being levied on distributions after January 1, 2011.

i) Stock based compensation

Options to purchase Trust units granted under the Unit Option Plan are described in Note 8 of these financial statements. Unit based compensation is recognized in accordance with the fair-value based method of accounting. Compensation expense for unit options awarded under the plan is measured at estimated fair value at the grant date. This is done using a Binomial valuation model and is recognized as unit-based compensation expense over the vesting period of the options granted.

j) Per Unit amounts

Basic per unit amounts are calculated using the weighted average number of Trust Units outstanding during the period. Diluted per Unit amounts are calculated by adding potentially dilutive option units to the weighted average number of Trust Units outstanding during the period using the treasury stock method. Potentially dilutive option units are only considered dilutive and added if, and to the extent that they are "in the money". Under this method, the diluted weighted average number of units is calculated assuming the proceeds for the exercise of the dilutive option units are purchased at the average market price for the period.

3 Seasonality

Petrowest's operations are in northern Alberta and northeast British Columbia. Accordingly the operations are susceptible to the impacts of the seasons. Quarter one is in the winter months and is subject to frozen conditions, periods of extreme cold and snow. This is typically an extremely busy quarter for oil and gas exploration and development as drilling activity focuses on areas located in muskeg and swamp type conditions not normally accessible in a non frozen state. Quarter two is generally the slowest period for Trust operations. Spring time melt conditions result in soft wet ground generally referred to as spring breakup, and the implementation of road bans which prevent heavy load transportation on roadways. Quarter three encompasses the summer months, and Trust activity is average with work relating to oil and gas projects in areas that do not entail access through muskeg. Quarter four starts out similar to the summer activity and ramps up as the ground freezes and access is permitted.

(all tabular amounts in $000's)

4 Acquisitions

Petrowest pursuant to a prospectus dated August 28, 2006 issued units of the Trust and used the proceeds via its subsidiaries, to acquire 100% of the outstanding shares of the Acquired Companies listed below. The estimated purchase price of Acquired Companies calculated as the base purchase price plus working capital less debt was $230,934,992, subject to post closing adjustments for actual working capital and debt. The purchase price was funded by payment of $103,284,052 in cash and the issuance of units by the Trust for proceeds of $127,650,940. In conjunction with acquisitions, all debt and capital lease obligations were repaid by Petrowest through the use of proceeds from the offering.

(collectively, the "Acquired Companies")

Northern Tractor Sales and Rental Co. Ltd. and Fitzpatrick Co. Ltd. ("Northern Tractor")
Neuwest Equipment rentals Inc. ("Neuwest")
404434 Alberta Corporation, 756171 Alberta Corp. and 756169 Alberta Corp. ("D&D")
Murtron Hauling Ltd. and 815431 Alberta Ltd. ("Murtron")
Roy Larson Construction Ltd. ("Roy Larson")
Gordon Bros. Construction Ltd. and 332691 Alberta Ltd. ("332691")
310423 Alberta Ltd. ("310423") operating as Wales Contracting Ltd.
R. Bee Crushing Ltd., Bernet Venture Ltd. and Dal Finn Holdings Ltd. ("R. Bee")
Safetymaster Rentals Corp. ("Safetymaster")

The acquisitions have accounted for using the purchase method with the assets acquired and liabilities assumed recorded at preliminary estimates of fair value. The final allocation of the purchase price will be based on the assets acquired and liabilities assumed at the effective date of the Acquisition based upon internal and/or independent asset valuations. The purchase price has not yet been finalized and is subject to change. A preliminary allocation of the consideration is as follows:

Net assets acquired	
Cash acquired on acquisition	4,684
Non-cash working capital acquired on acquisition	
Accounts receivable	38,325
Prepaid expenses	368
Inventories	4,319
Accounts payable and accrued liabilities	(24,805)
Income taxes payable	(174)
Property and equipment	84,085
Intangibles	55,151
Goodwill	99,104
Total	261,057
Consideration given for value of shares and shareholder loans of acquired companies	
Cash to vendors on closing	103,284
Purchase price adjustment	7,424
Retirement of long-term debt and capital lease obligations	22,698
	133,406
Trust Units (12,765,094 units issued)	127,651
Total	261,057

(all tabular amounts in $000's)

4 Acquisitions - continued

Net working capital acquired on the Acquisition includes cash, accounts receivable, inventory, prepaid expenses, income taxes recoverable, bank indebtedness, accounts payable and accrued liabilities and income taxes payable. The purchase price is affected by the changes in working capital, shareholder loans and long-term debt from the date specified in the purchase and sale agreement to the date of closing. Changes in the balances for these items as the Trust realizes on the value of working capital assets will affect the net consideration paid by the Trust to the owners which is estimated to be $7,423,581. These adjustments may be material.

5 Property and Equipment

	Cost	Accumulated Amortization	Net Book Value
Buildings, portable buildings and fencing	1,673	12	1,661
Heavy equipment	56,388	748	55,640
Vehicles	6,894	145	6,749
Trailers	7,048	58	6,990
Equipment	7,869	98	7,771
Office Furniture and Equipment	2,516	79	2,437
Communications, computer hardware and software	62	2	60
Total	82,450	1,142	81,308

6 Intangible Assets

	Amortization Term	Cost	Accumulated Amortization	Net Book Value
Non Competition Agreements	5 yrs S.L.	25,576	426	25,150
Brand and Trade Names	10 yrs S.L.	5,389	45	5,344
Customer Relationships	10 yrs S.L.	24,186	201	23,985
Total		55,151	672	54,479

7 Unitholders' Capital

a) Unitholders' Capital
Authorized

The Trust is authorized to issue an unlimited number of Trust Units. Prior to the conversion of the Subordinated Units, holders of Trust Units will be entitled to receive per month distributions in priority to any payments on the Subordinated Units.

The Trust is authorized to issue an unlimited number of Subordinated Units. Distributions on the Subordinated Units will be subordinated in favour of Trust Units. Distributions on the Subordinated Units will only be paid at the end of a fiscal quarter to the extent that: (i) the Trust has paid distributions per month of at least $0.10 per Trust Unit to holders of Trust Units during that quarter, and, (ii) any deficiency in such distributions to holders of Trust Units during the preceding 12 months has been satisfied.

The Trust is authorized to issue an unlimited number of Special Voting Units which are not entitled to any distributions. No Special Voting Units have been issued to date.

(all tabular amounts in $000's)

7 Unitholders' Capital - continued
Issued

	Outstanding	
Trust Units issued for cash net of issue costs	14,000,000	$ 128,087
Trust Units issued on acquisitions	12,765,094	127,651
Total Units	26,765,094	255,738
Subordinated Units		
Issued for cash	1,510,000	1,510
Issued for promissory notes	-	3,020
Less: Amount issued for promissory notes	-	(3,020)
Basic and Fully Diluted	28,275,094	$ 257,248

Trust Units were issued on closing of the initial public offering filed on August 28, 2006 at a price of $10.00 per unit. Trust issue costs in conjunction with the offering were $ 11.9 million.

The Trust issued to various insiders an aggregate of 1,510,000 Subordinated Units at a price of $3.00 per Subordinated Unit, $4,530,000 in the aggregate to be satisfied by payment of $1.00 in cash and $2.00 by way of a three-year promissory note that will be forgiven over three years if the subscriber remains as a director, officer or employee of Petrowest.

8 Stock Based Compensation

Petrowest implemented a stock option plan whereby options to acquire Trust Units may be granted to directors, officers, employees and consultants.

The aggregate number of Trust units issuable upon the exercise of options outstanding under the plan at any time may not exceed 10% of the issued and outstanding Trust Units. The period during which an option granted under the Plan is exercisable may not exceed five years from the date such option is granted. The options issued under the Plan vest 1/3 after one year, 1/3 after two years and 1/3 after three years.

As at September 30, 2006	Number of options outstanding	Weighted average exercise price
Granted – September 7, 2006	2,605,000	$10.00
Expired	-	-
Outstanding, September 30, 2006	2,605,000	$10.00
Exercisable, September 30, 2006	-	-

The total value of stock-based compensation for options issued to employees and directors was calculated using a binomial option pricing model to estimate the fair value of stock options on the date of grant. The assumptions made for the options granted in 2006 are as follows.

Expected volatility	40.0 %
Risk-free interest rate	4.2 %
Expected life of options	5 years
Dividend yield	12.0 %

The Trust recorded compensation expense and contributed surplus of $105,922 for the period September 7, 2006 to September 30, 2006 which is recorded in general and administrative expenses.

(all tabular amounts in $000's)

9 Related party Transactions

Petrowest paid rents for office space for a building owned by an executive officer of the company in the amount of $37,100. Transactions were estimated to equal fair market value.

10 Financial Instruments

Fair values of financial assets and liabilities

Petrowest's financial instruments consist of cash and cash equivalents, accounts receivable, accounts payable, accrued liabilities, purchase price adjustment payable and distributions payable. As at September 30, 2006 there were no significant differences between the carrying amounts of these financial instruments and their estimate fair market value.

Credit Risk

Petrowest's is exposed to credit risk on accounts receivables due from its customers. Management routinely assesses the financial strengths of customers and monitors exposure for credit losses.

11 Commitments

The Trust has entered into operating leases for office and shop premises and equipment that provide for minimum annual lease payments as follows:

2006	2,822
2007	7,608
2008	6,281
2009	4,984
2010	3,192
2011	1,971
2012	255

12 Segmented Information

The Trust determines its reportable segments base on the structure of its operations, which are primarily focused on four principal business segments -- Road and Lease Construction, Transportation, Civil Services and Equipment Rentals. The accounting policies followed by these business segments are the same as those described in the summary of significant accounting policies. The following is selected financial information for each business segment.

(all tabular amounts in $000's)

Revenue	
Road and Lease Construction	2,520
Transportation	3,726
Civil Services	3,697
Equipment Rentals	964
Total	10,907
Operating expenses and general and administrative	
Road and Lease Construction	1,857
Transportation	3,052
Civil Services	2,242
Equipment Rentals	604
Corporate	507
Total	8,262
Net Income	
Road and Lease Construction	49
Transportation	294
Civil Services	955
Equipment Rentals	98
Corporate	(634)
Total	762

Selected balance sheet items	**Construction**	**Transportation**	**Civil**	**Rentals**
Property and equipment	30,037	18,845	23,665	8,761
Intangibles	15,596	9,369	20,318	9,196
Goodwill	28,851	31,952	26,402	11,899
Total Assets	86,331	89,802	79,891	34,101

13 Subsequent Event

On November 10, 2006 Petrowest completed negotiations and entered into an agreement with certain financial lenders for an operating line of credit facility available for growth capital, acquisition and working capital needs in the amount of $60 million. Amounts drawn on the facility bear interest at rates from prime +0% to prime +1% based on levels of funded debt to EBITDA and is secured by a general assignment of book debts.


Petrowest

PETROWEST ENERGY SERVICES TRUST ANNOUNCES CASH DISTRIBUTION

Calgary, Alberta, November 17, 2006. Petrowest Energy Services Trust ("Petrowest") (TSX - "PRW.UN") announced today that its cash distribution for month of November, 2006 will be $0.10 per trust unit. The distribution will be paid on December 15, 2006 to unitholders of record on November 30, 2006.

Petrowest is an unincorporated, open-ended, limited purpose, mutual fund trust established under the laws of Alberta. Petrowest is positioned to be a leading provider of pre-drilling and post-completion energy services to the northern region of the western Canadian sedimentary basin.

The TSX has not reviewed and does not accept responsibility for the adequacy or accuracy of this news release.

For further information, please contact Kenneth N. Drysdale, President and Chief Executive Officer, or John B. Paul, Chief Financial Officer, at (780) 830-0881 or info@petro-west.com.

This news release contains forward-looking statements that involve substantial known and unknown risks and uncertainties. These forward-looking statements are identified by their use of terms and phrases such as "anticipate," "achievable," "believe," "expect," "estimate," "plan," "intend," "project," "may," "should", "could", "predict", "may," "will," or similar words suggesting future outcomes or language suggesting an outlook. Forward-looking statements and information are based on Petrowest's current beliefs as well as assumptions made by and information currently available to Petrowest concerning anticipated business performance. Although management of Petrowest considers these assumptions to be reasonable based on information currently available to it, they may prove to be incorrect.

Forward-looking statements are subject to many external variables that are beyond Petrowest's control, such as fluctuating prices for crude oil and natural gas, changes in drilling activity, and general local and global economic, political, business and weather conditions. If any of these, or other uncertainties, materialize the actual results of Petrowest may vary materially from those expected.


Petro west

PETROWEST ENERGY SERVICES TRUST ANNOUNCES CASH DISTRIBUTION

Calgary, Alberta, December 18, 2006. Petrowest Energy Services Trust ("Petrowest") (TSX - "PRW.UN") announced today that its cash distribution for month of December 2006 will be $0.10 per trust unit. The distribution will be paid on January 15, 2007 to unitholders of record on December 31, 2006. The trust units will commence trading on an ex-distribution basis on December 27, 2006 at the opening of markets.

Petrowest provides pre-drilling and post-completion oilfield and infrastructure services to the northern region of the western Canadian sedimentary basin. Effective September 7, 2006, Petrowest completed the acquisition of each of, and now carries on the business of each of, Gordon Bros. Construction Ltd., Roy Larson Construction Ltd., Wales Contractors Ltd., D&D Well Services, Murtron Hauling Ltd., R. Bee Crushing Ltd., Safetymaster Rentals Corp. (carrying on business as S.O.S. Oilfield Safety), Neuwest Equipment Rentals Inc., Fitzpatrick Co. Ltd. and Northern Tractor Sales and Rentals Co. Ltd., all of which are based in Grande Prairie, Alberta.

For further information, please contact Kenneth N. Drysdale, President and Chief Executive Officer, or John B. Paul, Chief Financial Officer, at (780) 830-0881 or info@petro-west.com.




Petro west

PETROWEST ENERGY SERVICES TRUST ANNOUNCES CASH DISTRIBUTION

Calgary, Alberta, January 19, 2007. Petrowest Energy Services Trust ("Petrowest") (TSX - "PRW.UN") announced today that its cash distribution for month of January 2007 will be $0.10 per trust unit. The distribution will be paid on February 15, 2007 to unitholders of record on January 31, 2007. The trust units will commence trading on an ex-distribution basis on January 29, 2007 at the opening of markets.

Approximately 65% of Petrowest's revenue is derived from the energy services sector. Lower commodity prices for oil and natural gas are anticipated to result in reduced utilization rates for energy services providers, including Petrowest. While Petrowest is maintaining its intended $0.10 distribution per trust unit per month, Petrowest will be monitoring closely the anticipated softening of oil and gas exploration activity and oil and gas commodity prices. Petrowest remains confident in its long-term business plan, including its growth strategy over both the near and longer terms.

Petrowest provides pre-drilling and post-completion oilfield and infrastructure services to the northern region of the western Canadian sedimentary basin. Effective September 7, 2006, Petrowest completed the acquisition of each of, and now carries on the business of each of, Gordon Bros. Construction Ltd., Roy Larson Construction Ltd., Wales Contractors Ltd., D&D Well Services, Murtron Hauling Ltd., R. Bee Crushing Ltd., Safetymaster Rentals Corp. (carrying on business as S.O.S. Oilfield Safety), Neuwest Equipment Rentals Inc., Fitzpatrick Co. Ltd. and Northern Tractor Sales and Rentals Co. Ltd., all of which are based in Grande Prairie, Alberta.

For further information, please contact Kenneth N. Drysdale, President and Chief Executive Officer, or John B. Paul, Chief Financial Officer, at (780) 830-0881 or info@petro-west.com.

This news release contains forward-looking statements that involve substantial known and unknown risks and uncertainties. These forward-looking statements are identified by their use of terms and phrases such as "anticipate," "achievable," "believe," "expect," "estimate," "plan," "intend," "project," "may," "should", "could", "predict", "may," "will," or similar words suggesting future outcomes or language suggesting an outlook. Forward-looking statements and information are based on Petrowest's current beliefs as well as assumptions made by and information currently available to Petrowest concerning anticipated business performance. Although management of Petrowest considers these assumptions to be reasonable based on information currently available to it, they may prove to be incorrect.

Forward-looking statements are subject to many external variables that are beyond Petrowest's control, such as fluctuating prices for crude oil and natural gas, changes in drilling activity, and general local and global economic, political, business and weather conditions. If any of these, or other uncertainties, materialize the actual results of Petrowest may vary materially from those expected.

News release via Canada NewsWire, Calgary 403-269-7605

Attention Business/Financial Editors:
Petrowest Energy Services Trust Announces Cash Distribution

(TSX: PRW.UN)

CALGARY, Feb. 13 /CNW/ - Petrowest Energy Services Trust ("Petrowest") (TSX - "PRW.UN") announced today that its cash distribution for the month of February 2007 will be $0.10 per trust unit. The distribution will be paid on March 15, 2007 to unitholders of record on February 28, 2007. The trust units will commence trading on an ex-distribution basis on February 26, 2007 at the opening of markets.

65% of Petrowest's revenue is derived from the energy services sector. Lower commodity prices for oil and natural gas are anticipated to result in reduced utilization rates for energy services providers, including Petrowest. While Petrowest is maintaining its intended $0.10 distribution per trust unit per month, Petrowest will be monitoring closely the anticipated softening of oil and gas exploration activity and oil and gas commodity prices. Petrowest remains confident in its long-term business plan, including its growth strategy over both the near and longer terms.

About Petrowest

Petrowest provides pre-drilling and post-completion oilfield and infrastructure services to the northern region of the western Canadian sedimentary basin. Effective September 7, 2006, Petrowest completed the acquisition of each of, and now carries on the business of each of, Gordon Bros. Construction Ltd., Roy Larson Construction Ltd., Wales Contractors Ltd., D&D Well Services, Murtron Hauling Ltd., R. Bee Crushing Ltd., Safetymaster Rentals Corp. (carrying on business as S.O.S. Oilfield Safety), Neuwest Equipment Rentals Inc., Fitzpatrick Co. Ltd. and Northern Tractor Sales and Rentals Co. Ltd., all of which are based in Grande Prairie, Alberta.

Forward-looking statements:

This news release contains forward-looking statements that involve substantial known and unknown risks and uncertainties. These forward-looking statements are identified by their use of terms and phrases such as "anticipate," "achievable," "believe," "expect," "estimate," "plan," "intend," "project," "may," "should," "could," "predict," "may," "will," or similar words suggesting future outcomes or language suggesting an outlook. Forward-looking statements and information are based on Petrowest's current beliefs as well as assumptions made by and information currently available to Petrowest concerning anticipated business performance. Although management of Petrowest considers these assumptions to be reasonable based on information currently available to it, they may prove to be incorrect.

Forward-looking statements are subject to many external variables that are beyond Petrowest's control, such as fluctuating prices for crude oil and natural gas, changes in drilling activity, and general local and global economic, political, business and weather conditions. If any of these, or other uncertainties, materialize the actual results of Petrowest may vary materially from those expected.

%SEDAR: 00023937E

/For further information: Ken N Drysdale, President & CEO, Suite 204, 10605 Westside Drive, Grande Prairie, Alberta, T8V 8E6, Tel: (780) 830-0881, info(at)petro-west.com, www.petro-west.com/
(PRW.UN.)

CO: Petrowest Energy Services Trust

CNW 16:53e 13-FEB-07



PETROWEST ENERGY SERVICES TRUST ANNOUNCES CASH DISTRIBUTION

Calgary, Alberta, March 19, 2007. Petrowest Energy Services Trust ("Petrowest") (TSX - "PRW.UN") announced today that its cash distribution for month of March 2007 will be $0.10 per trust unit. The distribution will be paid on April 15, 2007 to unitholders of record on March 31, 2007. The trust units will commence trading on an ex-distribution basis on March 28, 2007 at the opening of markets.

Petrowest also announced that the cash distribution in respect of its subordinate units for the period from the closing of its initial public offering on September 7, 2006 to December 31, 2006 will be $0.37667 per subordinated unit, which is equivalent to the distribution paid on the trust units for the same period.

Petrowest provides pre-drilling and post-completion oilfield and infrastructure services to the northern region of the western Canadian sedimentary basin. Effective September 7, 2006, Petrowest completed the acquisition of each of, and now carries on the business of each of, Gordon Bros. Construction Ltd., Roy Larson Construction Ltd., Wales Contractors Ltd., D&D Well Services, Murtron Hauling Ltd., R. Bee Crushing Ltd., Safetymaster Rentals Corp. (carrying on business as S.O.S. Oilfield Safety), Neuwest Equipment Rentals Inc., Fitzpatrick Co. Ltd. and Northern Tractor Sales and Rentals Co. Ltd., all of which are based in Grande Prairie, Alberta.

For further information, please contact Kenneth N. Drysdale, President and Chief Executive Officer, or John B. Paul, Chief Financial Officer, at (780) 830-0881 or info@petro-west.com.

This news release contains forward-looking statements that involve substantial known and unknown risks and uncertainties. These forward-looking statements are identified by their use of terms and phrases such as "anticipate," "achievable," "believe," "expect," "estimate," "plan," "intend," "project," "may," "should", "could", "predict", "may," "will," or similar words suggesting future outcomes or language suggesting an outlook. Forward-looking statements and information are based on Petrowest's current beliefs as well as assumptions made by and information currently available to Petrowest concerning anticipated business performance. Although management of Petrowest considers these assumptions to be reasonable based on information currently available to it, they may prove to be incorrect.

Forward-looking statements are subject to many external variables that are beyond Petrowest's control, such as fluctuating prices for crude oil and natural gas, changes in drilling activity, and general local and global economic, political, business and weather conditions. If any of these, or other uncertainties, materialize the actual results of Petrowest may vary materially from those expected.




Petrowest

(TSX: PRW.UN) **NEWS RELEASE**

PETROWEST ENERGY SERVICES TRUST RELEASES YEAR-END RESULTS, AND PROVIDES MANAGEMENT UPDATE

March 22, 2007, GRANDE PRAIRIE, ALBERTA. Petrowest Energy Services Trust ("Petrowest" or the "Trust") (TSX – "PRW.UN") is pleased to present its first year-end report since becoming a publicly traded trust.

YEAR END RESULTS

Petrowest was formed on July 6, 2006 and completed its initial public offering and the acquisition of the 9 businesses that comprise Petrowest on September 7, 2006, the day of commencement of commercial operations of the Trust. The values and discussion within this report reflect operations and business activities for the period since inception to December 31, 2006 exclusively.

The time from the commencement of operations of the Trust on September 7, 2006 has become, and continues to be, a period of integration, combination and transition as the nine separate companies that make up Petrowest are brought together operationally, financially and culturally.

Petrowest has a strong balance sheet with over $22.7 million in positive working capital, including over $9.3 million in cash balances. The Trust has less than $15.2 million in term debt against this working capital and has an additional unused available debt facility of $45 million. The Trust has added over $18 million in capital assets and increased operating capacity in each of its business segments. The additions and capacity increases will sustain operations into 2008 without the requirement for significant additional maintenance capex expenditures, and the unused term debt facility will fulfill the short term needs of growth capital and potential acquisitions.

Petrowest's payout ratio for the period December 31, 2006 was 91.2%. In addition to the general softening of the energy services market and the decline in our activity levels caused thereby, our payout ratio for the period ended December 31, 2006 was affected by inclement weather that adversely affected activities and non-recurring expenses relating to integration and start-up.

FINANCIAL HIGHLIGHTS

$000's except per unit amounts, margins and ratios	For the period ended December 31, 2006
Financial Results	
Revenue	46,736
EBITDA	12,096
EBITDA margin	25.9%
Net earnings	3,379
Cash provided by operating activities before changes in non-cash working capital	12,268
Cash provided by operating activities	3,990
Total assets	295,585
Total liabilities	45,219
Unitholders' equity	250,366
Financial Position and Liquidity	
Working capital	22,731
Working capital ratio	1.76: 1
Total long-term debt	15,169
Net debt (total debt less cash and cash equivalents)	5,944
Weighted average number of units outstanding – basic and diluted	28,275,094
Cash provided by operating activities per unit	$ 0.141
Cash provided by operating activities before changes in non-cash working capital per unit	$0.434
Distributions per unit	$ 0.37667
Payout ratio	91.2%
Net earnings per unit – basic and diluted	$ 0.12
Unit Price – December 31, 2006	$ 8.20

Please see the attached financial statements for the period ending December 31, 2006 and the accompanying MD&A for more detailed information regarding the financial performance of Petrowest. The attached financial statements and MD&A qualifies the foregoing information.

Additional information about the Trust, including electronic versions of the financial statements and MD&A for the period ended December 31, 2006, can be found on SEDAR at www.sedar.com and on the Trust's website at www.petro-west.com

MANAGEMENT UPDATE

Effective March 12, 2007 Mr. Gary Sweetman resigned as Chief Operating Officer of Petrowest. Mr. Sweetman was one of the founders of Petrowest, and held a key role as Petrowest was structured and developed in preparation for its initial public offering in September 2006. Operations management duties have been assumed by Mr. Brian Coffey, formerly Petrowest's Rentals and Equipment Manager. Mr. Coffey's duties involved overseeing Nu-Northern Tractor Rentals, one of the eight companies operating together as Petrowest, as well as the management of the fleet of equipment owned by the Trust throughout all its business segments. Mr. Coffey has 30 years experience with heavy equipment in the oilfield, aggregate, forestry and agriculture sectors, with an emphasis on marketing. Mr. Coffey recently joined Petrowest from a major equipment supplier where he had been the regional sales manager for northern Alberta and British Columbia.

Petrowest would like to express appreciation to Mr. Sweetman for his valuable contribution to Petrowest and its ongoing business success and wishes Mr. Sweetman the very best in all his future endeavors.

About Petrowest Energy Services Trust

Petrowest provides pre-drilling and post-completion oilfield and infrastructure services to the northern region of the western Canadian sedimentary basin. Effective September 7, 2006, Petrowest completed the acquisition of each of, and now carries on the business of each of, Gordon Bros. Construction Ltd., Roy Larson Construction Ltd., Wales Contractors Ltd., D&D Well Services, Murtron Hauling Ltd., R. Bee Crushing Ltd., Safetymaster Rentals Corp. (carrying on business as S.O.S. Oilfield Safety), Neuwest Equipment Rentals Inc., Fitzpatrick Co. Ltd. and Northern Tractor Sales and Rentals Co. Ltd., all of which are based in and around Grande Prairie, Alberta.

Forward Looking Statements

This news release contains forward-looking statements that involve substantial known and unknown risks and uncertainties. These forward-looking statements are identified by their use of terms and phrases such as "anticipate," "achievable," "believe," "expect," "estimate," "plan," "intend," "project," "may," "should", "could", "predict", "may," "will," or similar words suggesting future outcomes or language suggesting an outlook. Forward-looking statements and information are based on Petrowest's current beliefs as well as assumptions made by and information currently available to Petrowest concerning anticipated business performance. Although management of Petrowest considers these assumptions to be reasonable based on information currently available to it, they may prove to be incorrect.

Forward-looking statements are subject to many external variables that are beyond Petrowest's control, such as fluctuating prices for crude oil and natural gas, changes in drilling activity, and general local and global economic, political, business and weather conditions. If any of these, or other uncertainties, materialize the actual results of Petrowest may vary materially from those expected.

For further information, please contact:

Ken N. Drysdale
President & CEO
Suite 204, 10605 Westside Drive
Grande Prairie, Alberta T8V 8E6
Tel: 780.830.0881
info@petro-west.com
www.petro-west.com

John B. Paul CA
Chief Financial Officer
Suite 1020, 407-2nd Street S.W.
Calgary, Alberta T2P 2Y3
Tel: 403.237.0881
info@petro-west.com
www.petro-west.com

President's Letter to Unitholders

2006 was an exciting and full year for those of us involved with Petrowest Energy Services Trust. Petrowest started with the seed of an idea which took root and became a reality. After a number of conversations between the Trust's founders in late 2005, it quickly became apparent that the business model of bringing together a select group of 9 private service companies into a combined public entity had solid financial merit and business sense for both the operator and an investor.

As we proceeded, our concept took on its own momentum and evolved into Petrowest Energy Services Trust, the largest ever Canadian oil and gas services initial public offering which we completed in September of 2006. The time since has become, and continues to be, a period of integration, combination and transition as the nine separate companies that make up Petrowest are brought together operationally, financially and culturally.

Our financial and operational results reflect only the approximate four month period from completion of our initial public offering to the end of the year, and our financial and operational results should therefore be reviewed with this short reporting period in mind. Going forward, we will be reporting on a calendar year basis.

The Trust's results in 2006 enable it to begin to publicly establish a track record of financial and operational discipline. With head office in Grande Prairie, and operations covering northern Alberta, Petrowest's four business divisions are focused on supporting oil sands, SAGD and other heavy oil development, the deep drilling market west of the fifth meridian, as well as northern development and infrastructure requirements.

Many publicly traded oilfield services companies focus on the drilling and completions requirements of the oil and gas sector, but Petrowest's focus is broader and encompasses a diversified range of services which includes drilling support, forestry related services, provincial infrastructure programs and other non-oil and gas dependent lines of business. The Petrowest group is able to help a client prepare a lease prior to drilling, reclaim the area after a well has been abandoned, haul everything from logs, gravel, heavy equipment, drilling rigs and related equipment. The Trust also provides infrastructure services such as gravel crushing, excavation, municipal road building and other commercial and residential civil work to the fast growing regions of northern Alberta. Petrowest operates in strict adherence to the highest standards of health and safety in the work environments in which Petrowest's employees operate.

Nine companies came together to form four divisions within Petrowest.

The Road and Lease Construction Division consists of Roy Larson Construction, Gordon Bros Construction Ltd. and Wales Contracting. These companies can operate both in the oilfield services sector and in the infrastructure sector. Capacity increases have been in the range of 10% since the Trust was created, and this is permitting additional productivity as well as a growth in utilization rates through inter-operational utilization and broader regional opportunities.

The Transportation and Hauling Division consists of D&D Well Services and Murtron Hauling. In addition to general hauling (e.g. logs, gravel and pipe), these companies can also provide specialist hauling services including rig moving and transportation of heavy equipment. Again, this is a division that has seen capacity grow by more than 20% since the Trust's inception. The transportation segment provides 80% of the internal transportation needs of the Trust.

The Civil Services Division is more diverse than the other divisions, comprising R Bee Crushing and S.O.S. Oilfield Safety. R Bee Crushing is a gravel crushing company. Since becoming part of the larger Trust organization, R Bee has upgraded two of its gravel crushing spreads and will be adding an additional plant in due course. This enables R Bee to participate in far larger jobs, while also dealing with existing and smaller jobs with greater productivity. S.O.S. Oilfield Safety has added additional air pack units and assisted management in developing a comprehensive Health, Safety and Environmental Program for the Trust as a whole.

The Heavy Equipment Rentals Division was originally formed from Northern Tractor Sales and Rental and Neuwest Equipment Rentals, companies that have since merged operations within Petrowest to become Nu-Northern. The two companies collectively have a range of specialized heavy equipment, which has increased capacity in excess of 50 percent since September 2006. More than 75 percent of the heavy equipment units are committed through Q1 2007. As the mandate of the rentals equipment division includes renting out underutilized equipment from other companies within Petrowest, the Nu-Northern team has been directly responsible for developing capital and maintenance budgets that reflect the business activity of each sector.

During the four month period since inception, approximately 65 percent of the Trust's total revenue is attributable to supporting oil and gas exploration and development activities. The 35 percent remainder is generated by non-oil and gas related activities including infrastructure development, construction, hauling and logging and other services. Lately, with a softening in commodity pricing, particularly in regard to natural gas, deep drilling activities and development work relating to natural gas plays, associated service requirements have declined to some extent. Capital budgets for 2007 have been adjusted to reflect the slower expected levels in oil and gas drilling. These cuts apply to all business segments except in the gravel crushing operations of the Civil segment. Confirmed work to 2008 will require additional investment in gravel crushing and hauling operations through 2008.

Oil and gas related activities are heavily weather dependent, with the significant drilling activity occurring in northern Alberta in Q4 and Q1, while the ground is frozen. In Q4 2006, extreme cold and heavy snow and freezing rain, adversely impacted activities, and forced extra "down" days, which had, a negative impact on operational performance. With the weaker commodity price environment Petrowest is anticipating lower activity levels during the balance of 2007 in the oil and gas sector in the WCSB.

In order to effectively manage oil and gas development cycles, Petrowest is focusing on exploiting its various non-oil and gas dependent revenue streams and further penetrating oil sand development activities.

2006 Highlights

Although Petrowest was not formed until the late summer of 2006, there were many people involved in the process of turning a concept into a viable business entity. Much was achieved during 2006 prior to, and after, formation.

Highlights during 2006 include:

- The integration of nine separate, private services companies into one single publicly-traded trust. Employees, management and clients must all be commended for helping to ensure a smooth transition.

- The Trust's initial public offering was oversubscribed by several times the size of the issue. This is a testament both to the strength of our business plan and the potential that our business lines offer.

- Equipment and assets are being employed internally to eliminate third party charges. This can be directly attributed to a willingness of management to seek synergies and an ability to more seize utilization opportunities. We estimate approximately $1.9 million of inter-segment sales, which at an average EBITDA margin of 25.9% translates to approximately $483,000 in additional earnings retained in the Trust for the period since the Trust's inception which would have been subcontracted out to third party contractors.

- Combined earnings before interest, taxes, depreciation and amortization (EBITDA) of $12.1 million for the Trust as a whole since inception.

- The retention of a strong, experienced team of directors to help guide the Trust's senior management, and the addition of qualified, experienced management team members.

- Monthly distributions of $0.10 per unit, resulting in total distributions of $0.37667 per unit since inception ($1.20 per unit on an annualized basis). The Trust's overall payout ratio was 91.2 percent in spite of the effects of inclement weather and slowing oil and gas drilling activity.

- A healthy balance sheet with year-end working capital of $22.7 million.

Proposal from the Canadian Government to Tax Income Trust Distributions

The Canadian Federal Minister of Finance announced on October 31, 2006 proposals to tax the distributions of most categories of publicly traded income trusts. With the completion of this legislation, if it is enacted as proposed, Petrowest, and all other affected income trusts, would see changes to the taxation regime it is currently working within after four years, and would come into effect in the 2011 tax year.

On December 15, 2006, the federal government announced guidelines with respect to the implementation of these proposed tax changes on income trust distributions. Included were guidelines setting limits on the expansion of existing income trusts prior to the 2011 tax year. It is anticipated that organic growth within the Trust will not be affected by these guidelines in the short term. However, these guidelines will have implications on decision-making at Petrowest, and all other affected income trusts, regarding any potential acquisitions. This aspect of the proposed legislative changes, obviously, does affect the flexibility of Petrowest's management team and board of directors, and may have a direct influence on the Trust before the 2011 tax year. See our MD&A for the period ended December 31, 2006 for more detailed information regarding the October 31, 2006 proposals.

The Petrowest team is maintaining a proactive stance in terms of assessing the implications of this legislation for its unitholders, and is keeping a close eye on political, lobbying and legislative developments around these proposals. Despite uncertainty regarding trust taxation beyond 2010, the Trust continues to aggressively implement its business plan.

Petrowest unitholders can write, email or visit the constituency office of their Member of Parliament to voice their opinion regarding the tax proposal.

2007 Outlook

Although Petrowest Energy Services Trust has a relatively short track record of only a few months, the member companies within the group have been established for close to two decades on average, and bring more than 150 years of commercial success to the larger trust entity. Through out 2007 financial and operational results should further reflect even greater exploitation of both the economies of scale of the larger organization and synergistic opportunities within the group.

In 2007, the Trust will continue to focus in its geographical heartland of northern Alberta and British Columbia. While management recognizes a slow down in drilling activity, it is not content to ride it out without actively pursuing new markets. Sales and marketing efforts are being targeted at the wider range of services the Trust group can now provide and new business opportunities and new markets are being explored to fully utilize the manpower and equipment within the Trust.

Transition is not yet complete and the full joint operational, commercial and financial advantages have yet to be fully defined. At Petrowest, we anticipate continued and growing divisional synergies.

As President of Petrowest I would like to thank the management team and employees of the Trust for their dedicated efforts since inception, and to all the members of the Board of Directors for their guidance. I would also like to express my sincere appreciation to the Trust's unitholders for their continued support, confidence and belief in the strength of Petrowest's business model.

On behalf of the Board of Directors,

Ken Drysdale
President and Chief Executive Officer

MANAGEMENT'S DISCUSSION AND ANALYSIS

The following Management's Discussion and Analysis (MD&A) is dated March 22, 2007. The MD&A should be read in conjunction with Petrowest Energy Services Trust's ("Petrowest" or the "Trust") audited consolidated financial statements as at and for the period ended December 31, 2006, as well as the MD&A's of the "Acquired Companies" contained in the Trust's prospectus dated August 28, 2006. The Trust was formed on July 6, 2006, and commenced trading on the TSX on September 7, 2006. This date should be viewed as the effective start of commercial operations.

FINANCIAL HIGHLIGHTS

$000's except per unit amounts, margins and ratios	For the period ended December 31, 2006
Financial Results	
Revenue	46,736
EBITDA	12,096
EBITDA margin	25.9%
Net earnings	3,379
Cash provided by operating activities before changes in non-cash working capital	12,268
Cash provided by operating activities	3,990
Total assets	295,585
Total liabilities	45,219
Unitholders' equity	250,366
Financial Position and Liquidity	
Working capital	22,731
Working capital ratio	1.76: 1
Total long-term debt	15,169
Net debt (total debt less cash and cash equivalents)	5,944
Weighted average number of units outstanding – basic and diluted	28,275,094
Cash provided by operating activities per unit	$ 0.141
Cash provided by operating activities before changes in non-cash working capital per unit	$0.434
Distributions per unit	$ 0.37667
Payout ratio	91.2%
Net earnings per unit – basic and diluted	$ 0.12
Unit price – December 31, 2006	$ 8.20

BASIS OF PRESENTATION

The financial data presented below has been prepared in accordance with Canadian Generally Accepted Accounting Principles ("GAAP"). The reporting and the measuring currency is the Canadian dollar.

FORWARD LOOKING STATEMENTS

Certain information and statements contained in this MD&A constitute forward-looking information, including the anticipated costs associated with the purchase of capital equipment, expectations concerning the nature and timing of growth within the various business units operated through affiliates of the Trust, expectations respecting the competitive position of such business units, expectations concerning the financing of future business activities, statements as to future economic and operating conditions, oil sands production and investment, oil sands reserves and revenues from oil and gas and non-oil and gas activities. **Readers should review the cautionary statement respecting forward-looking information that appears below.**

The information and statements contained in this MD&A that are not historical facts are forward-looking statements. Forward-looking statements (often, but not always, identified by the use of words such as "seek", "plan", "continue", "estimate", "project", "predict", "potential", "targeting", "intend", "could", "might", "should", "believe", "expect", "may", "anticipate" or "will" and similar expressions) may include plans, expectations, opinions, or guidance that are not statements of fact. Forward-looking statements are based upon the opinions, expectations and estimates of management as at the date the statements are made and are subject to a variety of risks and uncertainties and other factors that could cause actual events or outcomes to differ materially from those anticipated or implied by such forward-looking statements. These factors include, but are not limited to, such things as changes in industry conditions (including the levels of capital expenditures made by oil and gas producers and explorers), the credit risk to which the Trust is exposed in the conduct of its business, fluctuations in prevailing commodity prices or currency and interest rates, the competitive environment to which the various business units are, or may be, exposed in all aspects of their business, the ability of the Trust's various business units to access equipment (including parts) and new technologies and to maintain relationships with key suppliers, the ability of the Trust's various business units to attract and maintain key personnel and other qualified employees, various environmental risks to which the Trust's business units are exposed in the conduct of their operations, inherent risks associated with the conduct of the businesses in which the Trust's business units operate, timing and costs associated with the acquisition of capital equipment, the impact of weather and other seasonal factors that affect business operations, availability of financial resources or third-party financing and the impact of new laws or changes in administrative practices on the part of regulatory authorities. Forward-looking information respecting the anticipated costs associated with the purchase of capital equipment are based upon historical prices for various classes of equipment, expectations relating to the impact of inflation on the future cost of such equipment and management's views concerning the negotiating leverage of the Trust and its affiliates. Forward-looking information concerning the nature and timing of growth within the various business units is based on the current budget of the Trust (which is subject to change), factors that affected the historical growth of such business units, sources of historic growth opportunities and expectations relating to future economic and operating conditions. Forward-looking information concerning the future competitive position of the Trust's business units is based upon the current competitive environment in which those business units operate, expectations relating to future economic and operating conditions and current and announced build programs and other expansion plans of other organizations that operate in the energy service business. Forward-looking information concerning the financing of future business activities is based upon the financing sources on which the Trust and its predecessors have historically relied and expectations relating to future economic and operating conditions. Forward-looking information concerning future economic and operating conditions is based upon historical economic and operating conditions, opinions of third-party analysts respecting anticipated economic and operating conditions. Although management of the Trust believes that the expectations reflected in such forward looking statements are reasonable, it can give no assurance that such expectations will prove to have been correct. ***Accordingly, readers should not place undue reliance upon any of the forward-looking information set out in this MD&A.*** *All of the forward looking statements of the Trust contained in this MD&A are expressly qualified, in their entirety, by this cautionary statement. The various risks to which the Trust is exposed are described under "Key Risks and Uncertainties" herein and under "Risk Factors" in the Trust's prospectus dated August 28, 2006. In addition, prior to March 31, 2007 the Trust will file an Annual Information Form which will include disclosure regarding these risks under the heading "Risk Factors".*

NON-GAAP MEASURES

In this MD&A the Trust uses the term "Distributable Cash" to refer to the amount of cash that is expected to be available for distributions to the unitholders; the term "EBITDA" to refer to earnings before interest expenses net of interest income, gain on disposal of assets, amortization of property and equipment and amortization of intangible assets; the term "Adjusted EBITDA" to refer to earnings before management bonuses, before interest expenses net of interest income, gain on disposal of assets, amortization of property and equipment and amortization of intangible assets; the term "EBITDA Margin" to refer to a fraction, the numerator of which is EBITDA and the denominator of which is Revenue; the term "Adjusted EBITDA Margin" to refer to a fraction, the numerator of which is Adjusted EBITDA and the denominator of which is Revenue; the term "Cash Flow From Operations Before Changes in Non-Cash Working Capital" to refer to cash provided by operating activities before changes to accounts receivable, prepaid expenses, inventory and accounts payable and accrued liabilities; the term "Distributions Per Unit" to refer to a fraction, the numerator of which is distributions paid or accrued to unitholders and the denominator of which is the number of trust units issued; the term "Net Debt" to refer to the sum of total obligations under capital leases and revolving equipment loans, less cash and cash equivalents; the term "Cash Flow From Operations Before Changes in Non-Cash Working Capital Per Unit" to refer to a fraction of which the numerator is Cash Flow From Operations Before Changes in Non-Cash Working Capital and the denominator is the number of trust units issued; the term "Cash Flow From Operating Activities Per Unit" to refer to a fraction of which the numerator is cash provided by operating activities and the denominator is the number of trust units issued and the term "Payout Ratio" to refer to a fraction of which the numerator is distributions paid or accrued to unitholders and the denominator is Distributable Cash. The terms Distributable Cash, EBITDA, Adjusted EBITDA, EBITDA Margin, Adjusted EBITDA Margin, Cash Flow From Operations Before Changes in Non-Cash Working Capital, Distributions per Unit, Net Debt, Cash Flow From Operating Activities Per Unit and Payout Ratio are not measures recognized by Canadian generally accepted accounting principles ("GAAP") and do not have standardized meanings prescribed by GAAP and therefore may not be comparable to performance measures presented by others.

Readers are cautioned that "Distributable Cash", "EBITDA", "Adjusted EBITDA", "EBITDA Margin", "Adjusted EBITDA Margin", "Cash Flow From Operations Before Changes in Non-Cash Working Capital" "Distributions per Unit", "Net Debt", "Cash Flow From Operations Before Changes in Non-Cash Working Capital Per Unit", "Cash Flow From Operating Activities Per Unit" and "Payout Ratio" should not be considered as alternatives to net earnings, cash flow from operating activities or other measures of financial performance calculated in accordance with GAAP.

Management views Distributable Cash as an operating performance measure, as it is a measure generally used by Canadian income funds as an indicator of financial performance. As the Trust will distribute substantially all of its cash on an ongoing basis (after providing for certain amounts described in the following MD&A) and since EBITDA, Adjusted EBITDA, EBITDA Margin, Adjusted EBITDA Margin, Cash Flow From Operations Before Changes in Non-Cash Working Capital, Distributions per Unit, Net Debt, Cash Flow From Operations Before Changes in Non-Cash Working Capital Per Unit, Cash Flow From Operating Activities Per Unit and Payout Ratio as respectively defined above are metrics used by many investors to compare issuers on the basis of their ability to generate cash from operations, management believes that, in addition to net earnings, EBITDA, Adjusted EBITDA, EBITDA Margin and Adjusted EBITDA Margin are useful supplemental measures from which to make adjustments to determine distributable cash. The estimate of Distributable Cash has been prepared using assumptions which management believes are reasonable and supportable, all of which reflect the Trust's planned course of action given management's judgment about the most probable set of economic conditions.

DESCRIPTION OF BUSINESS

Petrowest is an unincorporated, open-ended, limited purpose, mutual fund trust established under the laws of Alberta. Effective September 7, 2006, Petrowest completed the acquisition of each of, and now carries on the business of each of, the "Acquired Companies" defined below, all of which are involved in pre-drilling and post-completion energy services, construction and hauling and are based in the Grande Prairie area of northern Alberta. Petrowest continues to do business under the trade operating names of Gordon Bros. Construction, Roy Larson Construction, Wales Contractors, D&D Well Services, Murtron Hauling, R. Bee Crushing, S.O.S. Oilfield Safety and Nu-Northern Tractor Rentals. The ongoing operations have been segregated into four limited partnerships and the assets and operations of the Acquired Companies are maintained within those partnerships as follows:

Petrowest Construction LP ("Construction")	
	Roy Larson Construction Ltd. ("Roy Larson Construction")
	Gordon Bros. Construction Ltd. and 332691 Alberta Ltd. ("Gordon Bros. Construction")
	310423 Alberta Ltd. operating as Wales Contracting Ltd. ("Wales Contracting")
Petrowest Transportation LP ("Transportation")	
	404434 Alberta Corporation, 756171 Alberta Corp. and 756169 Alberta Corp. ("D&D Well Services")
	Murtron Hauling Ltd. and 815431 Alberta Ltd. ("Murtron Hauling")
Petrowest Civil Services LP ("Civil")	
	R. Bee Crushing Ltd., Bernet Venture Ltd. and Dal Finn Holdings Ltd. ("R. Bee Crushing")
	Safetymaster Rentals Corp. ("SOS Oilfield Safety")
Petrowest Rental Services LP ("Rentals")	
	Northern Tractor Sales and Rental Co. Ltd. and Fitzpatrick Co. Ltd.
	Neuwest Equipment Rentals Inc.

(collectively, the "Acquired Companies")

Petrowest Construction LP

Petrowest Construction LP operates under the trade names of the original companies, "Gordon Bros. Construction", "Roy Larson Construction", and "Wales Contractors" and specializes in the construction of oil and gas lease well site pads, road construction, remediation of oil and gas well sites, and civil infrastructure work for non oil and gas clients. Petrowest Construction LP operates a fleet of heavy equipment including dozers, tracked hoe excavators, articulated rock haulers, compactors, graders, and scrapers as well as other ancillary support equipment.

Petrowest Transportation LP

Petrowest Transportation LP operates under the trade names of the original companies, "D&D Well Services" and "Murtron Hauling" and specializes in the transportation of oil and gas drilling rigs, well site equipment and heavy equipment as well as specialty hauling services including log loading and hauling and gravel loading and hauling. The Transportation LP operates a fleet of heavy transport trucks, trailers, jeeps, boosters, and log and gravel loading equipment as well as other ancillary support equipment.

Petrowest Civil Services LP

Petrowest Civil Services LP operates under the trade names of the original companies, "R. Bee Crushing", and "S.O.S. Oilfield Safety". The Civil Services LP specializes in mobile aggregate rock crushing and sand screening for gravel supply operations throughout Alberta and British Columbia operating a fleet of cone and jaw crusher units, conveyor and sand stacker units, loaders, dozers, tracked hoe excavators and articulated rock trucks. The Civil Services LP also provides safety services including safety supervision and rental of safety air units and wash units provide for safety support during oil and gas drilling operations and plant turnarounds.

Petrowest Rental Services LP

Petrowest Rental Services LP operates under the new trade name of "Nu-Northern Tractor Rentals" and specializes in heavy equipment rentals to oil and gas companies, oil sand clients, and independent contractors working in the oil and gas, mining, logging, pulp and paper and civil construction industries. The Rental Services LP operates a fleet of heavy equipment including dozers, tracked hoe excavators, articulated rock haulers, compactors and side-boom pipelayers.

BUSINESS FUNDAMENTALS

Oil and Gas

Conventional Oil and Gas

Petrowest's results are directly impacted by the overall health of the Alberta oil and gas industry. Approximately 65% of the Trust's total revenue is tied to the support of oil and gas exploration and development activities.

The Trust's operations are primarily in the deep drilling market regions of the Western Canadian Sedimentary Basin ("WCSB") with operations in northern Alberta and northeastern British Columbia. The WCSB is one of the largest oil and gas producing regions in North America. Much of the terrain in the WCSB is considered rugged, resulting in access issues due to dense bush, muskeg, bedrock and mountainous terrain all of which are complicated by the weather in the region. Historically this region has been less impacted by cyclical swings in market prices due to the longer lead times in access, drilling and completion of planned wells. Oil and gas producer companies have generally taken a longer term view of project work in the area with consistent growth in drilling activity. The Canadian Association of Oilwell Drilling Contractors has estimated that the annual wells drilled in the WCSB have increased from 10,600 wells in 1999 to an estimated 22,100 wells in 2006.

Weather also has a direct impact on the operations of Petrowest. Oil and gas drilling activity is generally stronger November through March as frozen ground conditions allow for the exploration in areas with muskeg conditions. Wet weather in the spring and early summer months hinder the activity. As frost comes out of the ground, road conditions deteriorate and municipalities impose temporary weight restrictions on road surfaces ("road bans"), thus placing restriction on access and trucking operations. Operations normally gain strength in late June and continue through to the end of summer and fall. A short slowdown normally exists in late fall until freezing conditions allow for winter work activity to recommence. Therefore, a longer, colder winter and drier spring and summer would generally enhance operational results.

Extreme cold and heavy snow fall in mid to late Q4 resulted in extra down days negatively impacting the operational performance in Q4.

The softening of North American gas prices and decline in world oil prices have resulted in industry activity slow downs. While the impact has been less severe in the northern region of the WCSB than in coal bed methane or shallow gas plays in southern Alberta, the Trust did experience demand declines late in Q4. Lower activity is predicted to continue until Q3 and Q4 of 2007. The long term outlook into 2008 and beyond appears positive.

The Trust is focused on the pre-drilling and post-completion phases of work associated with drilling. In comparison to companies tied directly to drilling or down hole completion work, it is advantageously positioned during lower levels of drilling activity. The Trust's operations and work specialty is the pre-drilling and post-completion phases of the well drilling cycle. During times of lower drilling activity, a portion of the Trust's equipment has typically been utilized to remediate dry and abandoned oil and gas well sites. Management of the Trust views this work capability as a counter cyclical buffer to downturns in oil and gas exploration activities. The WCSB is a maturing basin with over 184,000 producing wells at December 31, 2005 with annual decline rates in the 10%-12% per year range in the absence of new drilling. This is expected to result in higher demands in future years for remediation service work.

Oil Sand Operations

In 2005 Alberta's oil sands were the source of about 58% of the province's total crude oil and equivalent production and about 39% of all crude oil and equivalent produced in Canada. According to the Canadian Association of Petroleum Producers (CAPP), in 2005 industry investment in Alberta's oil sands totaled approximately $10 billion. Annual oil sands production is growing steadily as the industry matures. Output of marketable oil sands production increased to 966,000 barrels per day (bbl/d) in 2005. With anticipated growth, this level of production could reach 3 million barrels per day by 2020 and possibly even 5 million barrels per day by 2030. It is expected that $100 billion will be invested over the next 10 years on oil sand projects.

Within Alberta there are three recognized oil sand areas, the largest, the Athabasca Oil Sands is a huge deposit containing an estimated 1.3 trillion barrels of oil. The Cold Lake area also has sizable oil sand deposits estimated at 200 billion barrels. The Peace Oil Sands is a resource containing an estimated 155 billion barrels of oil. Based on today's technology it is estimated that only 12% of this resource is recoverable. However, the longevity of the oil sands project is not in question. It took the Shell Insitu plant (north-east of Peace River) over 25 years to produce 50 million barrels.

The Trust is geographically positioned in Grande Prairie on the western edge of the Peace Oil Sands projects. The Trust currently provides trucking, equipment rental, and lease and road building construction to clients operating in the Peace Oil Sands. These projects are in an infancy stage relative to the Athabasca Oil Sand projects and the Trust is working to establish relationships with the major operators in this area.

In addition, the Trust currently provides services to clients and producers operating in the Athabasca Oil Sands markets with respect to gravel and aggregate crushing and equipment rentals in the Fort McMurray area. Planned future investment and development by producer companies in both Fort McMurray and Peace River are expected to continue to grow rapidly over the next five years.

Other Services

The Trust performs services for clients not tied to oil and gas. These services included gravel and aggregate crushing, gravel loading/hauling and placing, log loading and hauling, equipment hauling, lease road building and maintenance for municipal, county and commercial and residential projects and equipment rental to commercial, logging and mining operations. Approximately 35% of the Trust's revenue is currently derived from work provided to these sectors. Management is currently pursuing bids or negotiations on work tied to a number of these planned projects and is optimistic that the Trust will be successful in future participation on many of the projects.

Logging Operations

Based on 2005 Alberta government statistics, forests cover more than 60% of Alberta's total land base, equal to approximately 94 million acres or almost 147,000 square miles. Of this land base, 87% is on public lands and managed for sustainable development with over 75 million seedlings planted every year to sustain the forests. Alberta's forestry industry, in total, generates approximately $3.8 billion in revenues with growth expectations of approximately 0.4% annually from 2005 to 2010. As at December 31, 2006 there were approximately 5 major forestry related projects proposed or underway in the Peace River region, the Trust's primary operation area. These projects totaled approximately $490 million dollars of which approximately 90% of the project values are being undertaken by clients the Trust currently works for.

Infrastructure, Power Generation, Institutional, Residential, and Commercial Construction:

As of December 2006, according to statistics released by the Alberta government, there are approximately 135 major projects proposed or underway in the Peace River Region. The value of these projects is approximately $1.19 billion, although it is reasonable to expect that not all proposed projects will proceed. A large number of these projects will requires services the Trust is able to provide including gravel crushing and supply, gravel hauling and road and site construction.

ACQUISITIONS

The Trust was formed by a deed of trust dated July 6, 2006. Pursuant to a prospectus dated August 28, 2006 the Trust issued units and used the proceeds, through its subsidiaries, to acquire 100% of the outstanding shares of the Acquired Companies ("the Acquisitions"). The estimated purchase price of the Acquired Companies, calculated as the base purchase price plus working capital less debt was $230,934,992, subject to post closing adjustments for actual working capital and debt. The purchase price was funded by payment of $103,284,052 in cash and the issuance of units by the Trust for proceeds of $127,650,940. In conjunction with the acquisitions, all debt and capital lease obligations were repaid by Petrowest through the use of proceeds from the offering.

The Acquisitions have been accounted for using the purchase method with the assets acquired and liabilities assumed recorded at their estimates of fair value. The purchase price valuations have been finalized subsequent to year end for all companies except for Northern Tractor Sales and Rentals Co. Ltd. and Fitzpatrick Co. Ltd. (collectively, "Northern Tractor"). The financial statements reflect the settled valuations for all companies with the exception of Northern Tractor. The final purchase price of Northern Tractor has been recorded based on management's best estimates, and is subject to change. A preliminary allocation of the consideration is as follows:

Net assets acquired	**$000's**
Cash acquired on acquisition	6,115
Accounts receivable	37,648
Prepaid expenses	680
Inventories	4,158
Accounts payable and accrued liabilities	(27,376)
Income taxes payable	(215)
Property and equipment	82,699
Intangibles	56,223
Goodwill	98,068
Total	258,000

Consideration given for value of shares and shareholder loans of acquired companies	
Net cash to vendors	103,284
Cash repayment of working capital adjustments	(2,055)
Purchase price adjustment	6,422
Retirement of long-term debt and capital lease obligations	22,698
	130,349
Trust Units (12,765,094 units issued)	127,651
Total	258,000

Net working capital acquired includes cash, accounts receivable, inventory, prepaid expenses, income taxes recoverable, bank indebtedness, accounts payable and accrued liabilities and income taxes payable. The purchase price was affected by the changes in working capital, shareholder loans and long-term debt from the date specified in the purchase and sale agreement to the date of closing. Changes in the balances for these items as the Trust realized on the value of working capital assets has affected the net consideration paid by the Trust to the owners which is estimated to be $4,366,236.

There is currently a dispute with Northern Tractor associated with the valuation of certain working capital items and the valuation of redundant assets retained by the vendor. The total disputed amount is $3,694,038. Arbitration of these amounts is expected to occur prior to the end of the third quarter of 2007 and adjustments required to the purchase price, if any, may be material.

On December 7, 2006 the Trust, in a secondary transaction, acquired specific equipment assets from two of the former vendors. These assets were acquired at estimated fair market value for a total of $13,194,116. The assets acquired included an addition to the fleet in the Rentals segment of 30 additional pieces of heavy equipment adding approximately 50% to that segment's capacity and the addition of 5 pieces of heavy equipment and 2 separate camp units with accommodations for up to 28 men, to the Construction segment.

SUMMARY OF RESULTS

The Trust was created pursuant to a deed of trust on July 6, 2006 and the financial reporting is effective from this date. Pursuant to a prospectus dated August 28, 2006, Petrowest issued units of the Trust and used the proceeds, through its subsidiaries, to acquire 100% of the outstanding shares of the Acquired Companies. These transactions closed and Petrowest commenced trading on the Toronto Stock Exchange on September 7, 2006, the day of commencement of commercial operations of the Trust. Accordingly, the fourth quarter of fiscal 2006 has no comparative figures for the same period in the previous year, as the Trust was not yet created.

$000s *except per unit amounts, margins and ratios*	For the period ended December 31, 2006
Revenue by segment	
Construction	13,609
Transportation	15,680
Civil	13,821
Rentals	3,626
Total Revenue	46,736
Operating expenses by segment	
Construction	9,806
Transportation	12,404
Civil	9,042
Rentals	1,590
Total operating expenses	32,842
Administrative Expenses	1,798
EBITDA(1)	**12,096**
Amortization of property and equipment	5,824
Amortization of intangible assets	2,785
Interest - net	186
Gain on disposal of assets	(78)
Net earnings	**3,379**
Net earnings per unit basic and diluted	$ 0.12

Notes (1) *The term EBITDA is not a measure recognized by Canadian generally accepted accounting principles ("GAAP") and does not have standardized meanings prescribed by GAAP.*

REVENUE

Consolidated revenue for the period ended December 31, 2006 was $46,735,994. This represents operations of approximately four months. Each segment contributed to revenue as follows: Construction: 29.1%, Transportation: 33.5%, Civil: 29.6% and Rentals: 7.8%. Q4 started out well, however cold weather and extensive snowfall slowed all segments down. The Trust started to feel the impact of softening drilling activity late in November and December in all segments.


Consolidated Revenue by Segment
8%
29%
30%
33%
Construction
Transportation
Civil
Rentals

The Construction segment accounted for $13,609,355 or 29% of the Trust's total revenue. This is down from the 38% share of the Trust's total revenue described in the Trust's prospectus for the year ended December 31, 2005. The decline is largely as a result of the large gains posted by the gravel crushing operations in the Civil segment. 11 new pieces of heavy equipment or approximately 10% additional capacity was added to the Construction segment in the period.

The Transportation segment accounted for $15,680,066 or 33% of the Trust's total revenue. This is equal to the percentage share of the Trust's total revenue described in the Trust's prospectus for the year ended December 31, 2005. The share of the Trust's revenue was maintained by the addition of 18 mobile transport units or a 20% capacity increase that allowed this segment to reduce its dependence on third party subcontract trucking to meet client demand.

The Civil segment accounted for $13,821,217 or 30% of the Trust's total revenue. This is up from the 22% share of the Trust's total revenue described in the Trust's prospectus for the year ended December 31, 2005. The gravel crushing operations of the civil segment have been running at close to 100% capacity for the period since acquisition and the Trust has added 20% throughput capacity by upgrading the size of the crushing cones. Gravel crushing operations have current contracts extending out into 2008 totaling more than $45 million. Safety operations within this segment were also complimented with the addition of 15 additional air trailer units.

The Rentals segment accounted for $3,625,356 or 8% of the Trust's total revenue. This is up from the 7% share of the Trust's total revenue described in the Trust's prospectus for the year ended December 31, 2005. The increase is largely due to the more than 50% increase in capacity by the addition of 35 new pieces of equipment.

Capacity increases in all segments were financed by a combination of debt and operating leases.

INTER SEGMENT REVENUES

Eliminated from the financial statements is $1,866,198 of inter segment sales and the offsetting costs at the same value. These inter segment sales relate to the market value of activity between the various segments of the Trust, including the Transportation segment hauling equipment on behalf of the Construction and Civil segments, the Rentals segment supplying equipment to the Civil segment and other cross utilization of manpower and equipment. At an average EBITDA margin of 25.9% this translates to approximately $483,000 in additional earnings retained in the Trust that would have been paid out to third party subcontractors. These operational synergy benefits have been obtained despite a general slowdown in the industry and only four months of operations. Management expects that additional synergies can be obtained as operational integration continues.

OPERATING EXPENSES AND GENERAL AND ADMINISTRATIVE

Operating expenses on a consolidated basis for the period ended December 31, 2006 were $32,841,841 or 70.3% of revenue. General and administrative expenses for the period ended December 31, 2006 were $1,798,845. This equates to 3.85% of revenue.

In the Trust's prospectus for the year ended December 31, 2005 general and administrative could not be separated from operating costs as the individual operating companies did not account for them separately. The combined costs of operating and general and administrative expenses for the year ended December 31, 2005 in the Trust's prospectus was 67.8%. This compares to a combined cost of operating and general and administrative costs for the period ended December 31, 2006 of $34,640,687 or 74.1% of revenue.

Operating and general and administrative costs have increased in the period by 6.3%. As a percentage of revenue this translated to approximately $2.95 million in additional costs in the period. The balance of the cost increases have been as result of three main factors. First, the adverse weather delayed activities and reduced productivity. Secondly, the general slowdown in activity has impacted overall margins.

Thirdly, there has been a negative impact on operating margins caused by the additional capacity added to the various segments in light of the slowdown. The portion of equipment additions financed by operating leases, show up as additional equipment rental expense and are included as additional costs in operating expenses.

Also included in the additional costs are startup and integration costs associated with the conversion of nine formerly privately owned companies to a public entity and the associated public company costs. This impacts almost all expense categories with increases in short term labor and contract labor, to increases in office, communications and advertising expenses. These costs have been incurred upfront in the short timeframe of the current reporting period, and the benefits will be realized over the course of the full year and, in some instances, future years.

On a per segment basis compared to the Trust prospectus for the year ended December 31, 2005, and allocating corporate costs to the various segments proportionate to total revenues, the following is the results by segment:

The Construction segment costs increased to 75% of revenue from 71.6% in the prospectus. In addition to the three main impacts described above, the fall season is generally a time for this segment to perform pre-winter maintenance in anticipation of the winter months' activities, including corking of tracked equipment.

The Transportation segment was hardest hit by weather and industry slowdowns on the rig moving side. The sporadic activity levels made it extremely difficult to control labor costs. To maintain the skilled drivers needed, they need to be compensated even when weather prohibited billing their time. As such, costs in the Transportation segment increased to 84.8% of revenue from 69% in the prospectus. Added capacity prior to the slowdown also impacted this segment hard due to the higher portion of operating lease financing in this segment.

The Civil segment remained almost the same with costs increasing to 67.6% of revenue from 67.5%. Volume throughput increases offset cost increases as a result of winter work conditions.

The Rental segment costs increased to 49.5% of revenue from 43.6% in the prospectus. A slowdown in December as a result of general Christmas shutdowns by clients and the impact of additional operating leases contributed to the cost increase.

EBITDA

EBITDA for the period ended December 31, 2006 was $12,095,306.[1] This represents an EBITDA margin of 25.9%.[2]

[1] EBITDA is calculated as net earnings of $3,378,702 plus interest expense of $272,775 less interest income of $87,431, less gain on disposal of assets of $78,197 plus amortization of property and equipment and amortization of intangible assets of $8,609,457.
[2] EBITDA Margin is a fraction of which EBITDA of $12,095,306 is the numerator and revenue of $46,735,994 is the denominator.

AMORTIZATION OF PROPERTY AND EQUIPMENT

The Trust began providing amortization on its property and equipment assets from the date of acquisition of the Acquired Companies. Amortization for the period ending December 31, 2006 was $5,824,359. Amortization is applied to reduce the value of property and equipment to its estimated residual value over its estimated useful life on a declining balance basis annually or on an actual usage basis. Management assesses the carrying amount of property and equipment assets for impairment and, if impairment is determined, a writedown to the asset's fair value is recognized during the period.

AMORTIZATION OF INTANGIBLE ASSETS

Intangible assets, consisting of acquired customer relationships, brand and trade names, and non-competition agreements are recorded at cost and amortized over their useful lives, which is estimated to be between 5 and 10 years. Intangible assets are regularly evaluated by comparing their applicable estimated future net cash flows to the unamortized net book value of the intangible asset. Any impairment would be charged to income in that period.

INTEREST

Interest expense reflects carrying costs of debt held in the Acquired Companies from date of closing to payout by the Trust including interest and penalties associated with early retirement on lease obligations, interest on capital lease obligations and interest on the revolving equipment loan.

INCOME TAXES

On October 31, 2006, the Minister of Finance (Canada) announced income tax proposals which, if enacted, would modify the taxation of certain flowthrough entities including mutual fund trusts and their unitholders (the "October 31 Proposals"). The October 31 Proposals will apply to a specified investment flowthrough ("SIFT") trust and will apply a tax at the trust level on distributions of certain income from such SIFT trust at a rate of tax comparable to the combined federal and provincial corporate tax rate. These distributions will be treated as dividends to the Trust unitholders.

On December 21, 2006, the Department of Finance (Canada) released draft legislation to implement the October 31 Proposals discussed above. The draft legislation appears to be generally consistent with details included in the October 31 announcement.

It is expected that Petrowest will be characterized as a SIFT trust and as a result would be subject to the October 31 Proposals. The October 31 Proposals are to apply commencing January 1, 2007 for all SIFT trusts that begin to be publicly traded after October 31, 2006 and commencing January 1, 2011 for all SIFT trusts that were publicly traded on or before October 31, 2006. Subject to the qualification below regarding the possible loss of the four year grandfathering period in the case of undue expansion, it is expected that Petrowest will not be subject to the October 31 Proposals until January 1, 2011.

Under the existing provisions of the Income Tax Act, Petrowest can generally deduct, in computing its income for a taxation year, any amount of income that it distributes to unitholders in the year and, on that basis, Petrowest is generally not liable for any material amount of tax.

Pursuant to the October 31 Proposals, commencing January 1, 2011, (subject to the qualification below regarding the possible loss of the four year grandfathering period in the case of undue expansion), Petrowest will not be able to deduct certain of its distributed income (referred to as specified income). Petrowest will become subject to a distribution tax on this specified income at a special rate estimated to be 31.5%.

Petrowest may lose the benefit of the four year grandfathering period if Petrowest exceeds the limits on the issuance of new trust units and convertible debt that constitute normal growth during the grandfathering period (subject to certain exceptions). The normal growth limits are calculated as a percentage of Petrowest's market capitalization of $248.9 million on October 31, 2006 as follows: 40 percent for the period November 1, 2006 to December 31, 2007, 20 percent for each of 2008, 2009 and 2010. Unused portions may be carried forward until December 31, 2010.

Pursuant to the draft legislation, the distribution tax will only apply in respect of distributions of income and will not apply to returns of capital.
If the October 31 Proposals are implemented, it is expected that the imposition of tax at the Petrowest Trust level under the October 31 Proposals will materially reduce the amount of cash available for distributions to unitholders.

NET INCOME

Net income for the period ended December 31, 2006 was $3,378,702. This represents earnings per unit of $0.12, basic and fully diluted.

RECONCILIATION OF NET EARNINGS TO EBITDA AND DISTRIBUTABLE CASH

Management views distributable cash as an operating performance measure, as it is a measure generally used by Canadian income funds as an indicator of financial performance. As the Trust will distribute substantially all of its cash on an ongoing basis (after providing for certain amounts described below) and since EBITDA (as defined in "Non-GAAP Measures") are metrics used by many investors to compare issuers on the basis of their ability to generate cash from operations, management believes that, in addition to net earnings, EBITDA is a useful supplemental measure from which to make adjustments to determine distributable cash. The estimate of distributable cash has been prepared using assumptions which management believes are reasonable and supportable, all of which reflect the Partnerships planned course of action given management's judgment about the most probable set of economic conditions.

$000s	For the period ended December 31, 2006
Net Earnings	3,379
Interest	273
Amortization of property and equipment	5,824
Amortization of intangibles	2,785
Interest income	(87)
(Gain) on disposal of property and equipment	(78)
EBITDA	12,096
Unit based compensation	358
Interest	(273)
Maintenance capital expenditures reserve [1]	(500)
Distributable Cash	11,681

RECONCILIATION OF CASH FLOW FROM OPERATIONS TO DISTRIBUTABLE CASH

$000s	For the period ended December 31, 2006
Cash flow from operations	3,990
Changes in non-cash working capital items	8,278
	12,268
Interest income	(87)
Maintenance capital expenditures reserve [1]	(500)
Distributable Cash	**11,681**
Combined total distributions paid or payable	**10,650**
Payout ratio[2] – combined unitholders	**91.2%**

[1] *The Trust charges to expense all regular ongoing maintenance expense. "Maintenance capital expenditures" is defined as the amount incurred or reserved during the period to conduct infrequent overhauls of equipment. The amount will fluctuate from period to period.*

[2] *Payout ratio is a fraction of which distributions paid or payable of $10,650,380 is the numerator and distributable cash of $11,680,515 is the denominator.*

SUSTAINABLE CASH FLOWS

In the calculation of distributable cash management has allowed for a current reserve for additional sustaining capital of $500,000 for the four months ended to December 31, 2006. Management believes that the approximately $18 million in capital expenditures incurred in the period for the replacement of older equipment and increase in capacity, provide the Trust with the capacity to sustain operations into 2008 without the need for any significant additional sustaining capital expenditures. The reserve is being provided for based on that fact that, though less likely, even relatively new equipment can require a major overhaul.

Further, growth expansion expenditures to the end of 2007 have been largely completed as well. The recent softening of demand in the oil and gas services sector has resulted in a delay of expansion plans as they relate to new capital additions. The majority of initially planned equipment acquisitions for 2007 have been delayed in all segments except in the gravel crushing operations of the Civil segment. This operation has secured contracts out to 2008 and requires additional capacity to fulfill these contracts.

Cash provided from operations

Excluding the effects of changes in non-cash working capital items, cash flow from operations for the period ended December 31, 2006 was $12,267,946.

The Trust believes that cash provided from operations combined with its strategy of financing certain capital asset acquisitions, (specifically those assets with shorter economic lives) with short term operating leases will sustain liquidity, minimize maintenance capital expenditure costs, sustain distributions, provide capital for growth and ensure productive capacity can be maintained.

Cash provided from financing activities

Cash from financing activities in the net amount of $129,627,957 were provided from the initial public offering and subscription of subordinated trust units. Costs of the initial public offering were $11,982,043.

Cash was also provided by the drawdown of the Trust's operating line of credit in the amount of $15,000,000. These funds were used for the purchase of equipment.

Cash provided from investing activities

Investment activities consisted of the acquisition of the Acquired Companies and associated transfer of assets on closing, the retirement of the Acquired Companies' debts and the purchase of new assets for use in the Trust.

PAYOUT RATIO

Petrowest's payout ratio for the period December 31, 2006 was 91.2%. In addition to the general softening of the energy services market and the decline in our activity levels caused thereby, our payout ratio for the period ended December 31, 2006 was affected by inclement weather that adversely affected activities and non-recurring expenses relating to integration and start-up. In spite of this, Petrowest closes the 2006 year in a very strong financial position, capacity increase in all business segments and low anticipated 2007 maintenance capex requirements.

ACCRUED DISTRIBUTIONS

Distributions paid to year end by the Trust to unitholders are as follows:

- To unitholders of record on October 31, 2006 and paid November 15, 2006 in the amount of $0.17667 per Trust unit.
- To unitholders of record on November 30, 2006 and paid December 15, 2006 in the amount of $0.10 per Trust unit

In addition the Trust has accrued distributions to Trust unitholders in the amount of $0.10 per trust unit to unitholders of record as at December 31, 2006 in the amount of $2,676,509. This distribution was paid on January 15, 2007. Also accrued was $568,772 payable to Subordinated unitholders from September 7, 2006 to December 31, 2006 in the cumulative amount of $0.37667.

Future distributions and the actual payout ratio will be at the discretion of the Board of Directors of Petrowest Energy Services General Partner Ltd. and may vary depending on the current and anticipated level of activity in the energy services industry as well as the operational performance of the various partnerships.

PROPERTY AND EQUIPMENT EXPENDITURES

Property and equipment assets recorded on the acquisition of the Acquired Companies have been recorded at the estimated fair market value of the assets at the date of acquisition. The principal assets acquired as at the date of the acquisition includes a large fleet of heavy equipment including, dozers, tracked hoe excavators, loaders, graders, scrapers, articulated rock trucks, gravel crushing equipment, and heavy haul trucks and trailers.

Property and equipment asset acquisitions incurred after the acquisition of the Acquired Companies are recorded at cost. The Trust added more than 10% capacity in the Construction segment with 11 new pieces of equipment, 20% to Transportation with 18 mobile transport units, 20% throughput increases to the gravel crushing operations of the Civil segment and more than 50% to Rentals with 35 new pieces of equipment added. The acquisition of the additional capacity has been funded by a combination of debt and operating leases.

CONTRACTUAL OBLIGATIONS – PAYMENTS DUE BY PERIOD

	As at December 31, 2006				
$000s	**< 1 year**	**1 - 3 Years**	**4 - 6 Years**	**Thereafter**	**Total**
Bank Indebtedness[1]	-	15,000	-	-	15,000
Obligations under Capital leases[2]	87	169	-	-	256
Operating Leases on Equipment [3]	7,691	12,573	1,015	Nil	21,279
Operating Leases on Offices, Shop and yards [3]	1,588	4,619	1,515	Nil	7,722
TOTAL	9,366	32,361	2,530	Nil	44,257

Notes

(1) *Bank Indebtedness is described under Note 8 to the December 31, 2006 Consolidated Financial Statements.*

(2) Obligations under Capital leases *is described under Note 9 to the December 31, 2006 Consolidated Financial Statements.*

(3) *Operating lease obligations are described under Note 10 to the December 31, 2006 Consolidated Financial Statements.*

LIQUIDITY

Working Capital

$000s	As at December 31 2006
Cash	9,312
Accounts receivable	38,498
Prepaid expenses and deposits	1,517
Inventory	3,454
Accounts payable and accrued liabilities	(20,296)
Distributions payable	(3,245)
Purchase price adjustment	(6,422)
Current portion of obligations under capital leases	(87)
Working capital	22,731

Working capital at December 31, 2006 was $22,730,672. This represents a working capital ratio of 1.76 : 1.

Working capital acquired from the Acquisitions was approximately $21 million. In the four months of operations there has been an increase of approximately $1.7 million in working capital balances. Management anticipates that working capital requirements over the balance of 2007 are sustainable from operations and net working capital will remain reasonably consistent.

Purchase price adjustment

The Acquisitions have been accounted for using the purchase method with the assets acquired and liabilities assumed recorded at their estimates of fair value. The purchase price valuations have been finalized subsequent to year end for all companies except for Northern Tractor Sales and Rentals Co. Ltd. and Fitzpatrick Co. Ltd. (collectively, "Northern Tractor"). The financial statements reflect the settled valuations for all companies with the exception of Northern Tractor. The final purchase price of Northern Tractor has been recorded based on management's best estimates, and is subject to change.

The accrued purchase price adjustment relates to net working capital acquired on the Acquisitions and includes cash, accounts receivable, inventory, prepaid expenses, income taxes recoverable, bank indebtedness, accounts payable and accrued liabilities and income taxes payable. The purchase price was affected by the changes in working capital, shareholder loans and long-term debt from the date specified in the purchase and sale agreement to the date of closing. Changes in the balances for these items as the Trust realized on the value of working capital assets, has affected the net consideration paid by the Trust to the owners which is estimated to be $4,366,236. As the Trust realizes on the settlement of the various assets acquired this accrual is subject to change.

There is currently a dispute with Northern Tractor associated with the valuation of certain working capital items and the valuation of redundant assets retained by the vendor. The total disputed amount is $3,694,038. Arbitration of these amounts is expected to occur prior to the end of the third quarter of 2007 and adjustments required, if any, may be material.

BANK INDEBTEDNESS

The Trust has a $60 million operating line of credit facility available for growth capital, acquisition and working needs. Loan security is provided by a first charge debenture, a general security agreement and a general assignment of book debts. No principal repayments are required until 90 days after the end of the term of the loan. Principle is then repayable in twelve equal quarterly installments over 36 months. Interest is payable monthly at rates between prime and prime + 1.0% depending on the Trust's debt to EBITDA ratio. Current debt levels require payment of interest at prime.

As at December 31, 2006 the Trust had drawn $15,000,000 on its credit facility for use in the acquisition of equipment. The full amount has been classified a long term as the first quarterly installment payment if requested at the end of the term in November of 2007, would not be due until February of 2008.

UNITHOLDERS' EQUITY

The Trust is authorized to issue an unlimited number of Trust Units. Prior to the conversion of the Subordinated Units, holders of Trust Units will be entitled to receive per month distributions in priority to any payments on the Subordinated Units.

The Trust is authorized to issue an unlimited number of Subordinated Units. Distributions on the Subordinated Units will be subordinated in favour of Trust Units. Distributions on the Subordinated Units will only be paid at the end of a fiscal quarter to the extent that: (i) the Trust has paid distributions per month of at least $0.10 per Trust Unit to holders of Trust Units during that quarter, and, (ii) any deficiency in such distributions to holders of Trust Units during the preceding 12 months has been satisfied.

The Trust is authorized to issue an unlimited number of Special Voting Units which are not entitled to any distributions. No Special Voting Units have been issued to date.

Issued	**Outstanding**	**$000's**
Trust Units issued for cash net of issue costs	14,000,000	128,118
Trust Units issued on acquisitions (note 4)	12,765,094	127,651
Total Units	26,765,094	255,769
Subordinated Units		
Issued for cash	1,510,000	1,510
Issued for promissory notes	-	3,020
Less: Amount issued for promissory notes	-	(3,020)
Basic and Fully Diluted	28,275,094	257,279

Trust Units were issued on closing of the initial public offering on September 7, 2006 at a price of $10.00 per unit. Trust issue costs in conjunction with the offering were $11,882,043.

Prior to the IPO, the Trust issued to various insiders an aggregate of 1,510,000 Subordinated Units at a price of $3.00 per Subordinated Unit, $4,530,000 in the aggregate to be satisfied by payment of $1.00 in cash and $2.00 by way of a three-year promissory note that may be forgiven at the option of the Trust over three years if the subscriber remains as a director, officer or employee of Petrowest.

FINANCIAL INSTRUMENTS

Fair values of financial assets and liabilities

Petrowest's financial instruments consist of cash, accounts receivable, accounts payable and accrued liabilities, purchase price adjustment payable, distributions payable, obligations under capital leases and bank indebtedness. The fair value of these financial instruments, with the exception of bank indebtedness and capital lease obligations, approximates their carrying values due to their relatively short term to maturity of the instruments. The fair value of the capital lease obligations is not practicably determinable. The fair value of bank indebtedness approximates carrying values as the interest rates approximate market rates.

Interest Rate Risk

Petrowest is exposed to interest rate risk which bears fixed and variable rates of interest through its capital lease obligations and bank indebtedness.

Credit Risk

Petrowest is exposed to credit risk on accounts receivables due from its customers. Management routinely assesses the financial strengths of customers and monitors exposure for credit losses.

New CICA handbook requirements in regard to financial instruments come into effect in 2007. The impact of these measures will impact disclosure of financial instruments of the Trust including loans and receivables, trading assets and liabilities, debt securities, equity securities, non-trading liabilities and non-hedging derivatives. The Trust has not yet fully completed its evaluation of the new standards, nor the impact the adoption of these pronouncements will have on the Trust's financials statements.

RELATED PARTY TRANSACTIONS

Petrowest paid rents for office space for a building owned by an executive officer of Petrowest in the amount of $58,721. Prior to period end the company exercised its option to purchase the office building for the sum of $854,393.

Petrowest paid rents for office and shop space under leases entered into with certain former vendors in the amount of $453,921. Future lease commitments associated with the transactions are included in note 13 to the financial statements.

Transactions were estimated to equal fair market value.

CRITICAL ACCOUNTING ESTIMATES AND ACCOUNTING POLICIES

Critical Accounting Estimates

As a normal part of the financial statement preparation process, management is required to make estimates and assumptions based on information available as at the financial statement date. These estimates and assumptions affect the reported amounts of assets and liabilities, the possible disclosure of contingent assets and liabilities at the date of the financial statements and the amount of revenue and expense reported for the period.

Although estimates and assumptions must be made during the financial statement preparation process, it is management's opinion that none of the estimates or assumptions were highly uncertain at the time they were made. The most significant estimates in Petrowest's financial statements are the amortization period for property and equipment, valuation of assets in the purchase equation, assumptions used in the binomial valuation methodology and recoverability of accounts receivable.

Petrowest is made up of various subsidiaries and limited partnerships which for the purposes of these financial statements have been consolidated to reflect the operations relating to Petrowest. These financial statements are stated in Canadian dollars and have been prepared by the management of Petrowest in conformity with Canadian generally accepted accounting principles ("GAAP").

a) Cash and cash equivalents

Included in cash and cash equivalents are bank overdrafts.

b) Inventory

Inventory consists of gravel, spare equipment parts, tires, materials and supplies and is valued at the lower of cost and net realizable value with the cost being determined on a first-in, first-out basis.

c) **Property and Equipment**

Property and equipment assets recorded on the acquisition of the Acquired Companies have been recorded at the estimated fair market value of the assets at the date of acquisition. Property and equipment asset acquisitions incurred after the acquisition of the Acquired Companies are recorded at cost.

Amortization is applied to reduce the value of property and equipment to its estimated residual value over its estimated useful life on a declining balance basis annually.

Buildings, portable buildings and fencing	2%-10%
Heavy equipment	5%-25%
Vehicles	25%-35%
Trailers	5%-25%
Equipment	15%-40%
Office furniture and equipment	20%-30%
Communications, computer hardware and software	30%-60%
Equipment under capital lease	20%-67%
Leasehold improvements	Lease term

Management assesses the carrying amount of property and equipment assets for impairment when facts and circumstances indicate a potential impairment. If it is determined the estimated net recoverable amount, measured by either fair value, if applicable, or estimated by calculating the present value of expected cash flows from the asset, is less than the net carrying amount, a write-down to the asset's fair value is recognized during the period.

d) **Equipment under construction**

Certain rig up and modifications are required to capital assets prior to the asset being placed in service. Amortization is recorded from the date the asset is placed in service.

e) **Goodwill**

Goodwill represents the excess of purchase price of the Acquired Companies over the fair value of net assets acquired and liabilities assumed. The goodwill balance is assessed for impairment annually at year-end or as events occur that could result in impairment. Impairment is recognized based on the fair value of the business segment compared to the book value of the business segment. If the fair value of the business segment is less than the book value, impairment is measured by allocating the fair value of the segment to the identifiable assets and liabilities as if the Trust has been acquired in a business combination for a purchase price equal to its fair value. The excess of the fair value of the segment over the amounts assigned to the identifiable assets and liabilities is the implied value of the goodwill. Any excess of the book value of goodwill over the implied value of goodwill is the impairment amount. Impairment is charged to earnings and is not tax affected, in the period in which it occurs. Goodwill is stated at cost less impairment and is not amortized.

f) **Intangible assets**

Intangible assets, consisting of acquired customer relationships, brand and trade names and non-competition agreements are recorded at cost and amortized over their useful lives on a straight line basis, which is estimated to be between 5 and 10 years. Intangible assets are regularly evaluated by comparing their applicable estimated present value of future net cash flows to the unamortized net book value of the intangible asset. Any impairment would be charged to income in that period.

g) **Revenue recognition**

Petrowest's services are generally sold based upon contractual agreements or purchase orders with the customer that include fixed or determinable prices. Revenue in each of the Trust's operating segments is recognized when services are rendered or over the rental period and when collection can be reasonably assured.

h) **Use of estimates**

The preparation of financial statements in accordance with Canadian generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, stock based compensation and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the period. By their nature, these estimates are subject to measurement uncertainty and the effect on the financial statements of changes in such estimates in future periods could be significant. These estimates are reviewed periodically and as adjustments become necessary they are reported in earnings in the period in which they become known. Such estimates including providing initial valuation of assets on the acquisition of the Acquired Companies, amortization of property and equipment and intangible assets, recoverability of accounts receivable, valuation of intangible assets and goodwill are the areas most subject to estimation. Actual results could differ from these estimates.

i) **Income taxes**

Petrowest, and its operating entities, are taxable entities under the Income Tax Act of Canada; however they are currently taxable only on income that is not distributed or distributable to the unitholders. As the Trust currently distributes all of its taxable income to the unitholders, no provision for income taxes has been made in these consolidated financial statements. Recent proposed changes to the Income Tax Act of Canada will result in a change to the status of Trust with respect to income taxes being levied on distributions.

On December 21, 2006 the Minister of Finance released for comment draft legislation concerning the taxation of certain publicly traded income trusts and partnerships with the exception of real estate investment trusts and, as a result, these entities will in effect be taxed as corporations on the amount of the non-deductible distributions. For entities such as the trust that were publicly traded on October 31, 2006, the proposed rules, if passed into law, would not apply until 2011 provided the Trust does not violate the guidelines on "normal growth" as provided by the Minister. The amount of future income taxes to be recognized at the date of substantive enactment would be based on existing temporary differences that are expected to reverse after 2011, when the new tax rules take effect. The amount of future income taxes to be recognized at the date of substantive enactment would be based on existing temporary differences that are expected to reverse after 2011, when the new tax rules take effect.

j) **Stock based compensation**

Options to purchase Trust Units granted under the Unit Option Plan are described in Note 10 of the Trust's financial statements. Unit based compensation is recognized in accordance with the fair-value based method of accounting. Compensation expense for unit options awarded under the plan is measured at estimated fair value at the grant date. This is done using a binomial valuation model and is recognized as unit-based compensation expense over the vesting period of the options granted.

k) **Per Unit amounts**

Basic per unit amounts are calculated using the weighted average number of Trust Units outstanding during the period. Diluted per unit amounts are calculated by adding potentially dilutive option units to the weighted average number of Trust Units outstanding during the period. Basic and diluted amounts are calculated using the treasury stock method. Potentially dilutive option units are only considered dilutive and added if, and to the extent that they are "in the money". Under this method, the diluted weighted average number of units is calculated assuming the proceeds for the exercise of the dilutive option units are purchased at the average market price for the period.

KEY RISKS AND UNCERTAINTIES

Volatility of Industry Conditions

The demand, pricing and terms for energy services largely depend upon the level of industry activity for Canadian natural gas and, to a lesser extent, oil exploration and development. Industry conditions are influenced by numerous factors over which Petrowest will have no control, including: the level of oil and gas prices; expectations about future oil and gas prices; the cost of exploring for, producing and delivering oil and gas; the expected rates of declining current production; the discovery rates of new oil and gas reserves; available pipeline and other oil and gas transportation capacity; worldwide weather conditions; global political, military, regulatory and economic conditions; and the ability of oil and gas companies to raise equity capital or debt financing.

The level of activity in the Canadian oil and gas exploration and production industry is volatile. No assurance can be given that expected trends in oil and gas production activities will continue or that demand for energy services will reflect the level of activity in the industry. Any prolonged substantial reduction in oil and natural gas prices would likely affect oil and gas production levels and therefore affect the demand for services to oil and gas customers. A material decline in oil or gas prices or Canadian industry activity could have a material adverse effect on Petrowest's business, financial condition, results of operations and cash flows and therefore on the distributions to unitholders.

Seasonality

In Canada, the level of activity in the energy services industry is influenced by seasonal weather patterns. Spring breakup during the second quarter leaves many secondary roads temporarily incapable of supporting the weight of heavy equipment, which results in severe restrictions in the level of energy services. The duration of this period will have a direct impact on the level of Petrowest's activities. Spring breakup occurs earlier in the year in southeastern Alberta than it does in northern Alberta and British Columbia. The timing and duration of spring breakup are dependant on weather patterns but it generally occurs in April and May. Additionally, if an unseasonably warm winter prevents sufficient freezing, Petrowest may not be able to access well sites and its operating results and financial condition may therefore be adversely affected. The demand for energy services may also be affected by the severity of the Canadian winters. In addition, during excessively rainy periods, equipment moves may be delayed, thereby adversely affecting revenues. The volatility in the weather and temperature can therefore create unpredictability in activity and utilization rates, which can have a material adverse effect on Petrowest's business, financial condition, results of operations and cash flows and therefore on the distributable income to be distributed to unitholders.

Capital Expenditures

Petrowest operates in a capital intensive business. There can be no assurance that the actual capital costs incurred by Petrowest will not be higher than anticipated. In particular, Petrowest will be subject to capital costs that it has little control over, including, but not limited to, the cost of the equipment required by Petrowest's business. Any material increase in capital costs may materially affect Petrowest's business, financial conditions, results of operations and cash flows, and therefore the distributable income to be distributed to Unitholders.

Changes in Legislation

There can be no assurance that income tax laws and other governmental programs relating to the oil and gas industry and the energy services industry, such as the status of mutual fund trusts, will not be changed in a manner which adversely affects unitholders. Recent proposed changes to the Income Tax Act of Canada will result in a change to the status of Trust with respect to income taxes being levied on distributions after January 1, 2011.

Absence of Financial History

The Trust has only been carrying on business as a consolidated entity since September 7, 2006, the date the Acquired Companies were acquired by the Trust. As such, management has had limited time to integrate the financial controls and procedures of the Trust with the Acquired Companies. Difficulties in integrating the financial controls and procedures and deficiencies in financial and internal controls and procedures in respect of the Acquired Companies may have a negative effect on the Trust and its operations.

Additional risks are detailed in the Trust's prospectus dated August 28, 2006 which is available in electronic form at www.sedar.com and will be detailed in the Trust's Annual Information Form which will be available in electronic form at www.sedar.com after March 31, 2007.

FINANCIAL DISCLOSURES

The Chief Executive Officer and the Chief Financial Officer evaluated the effectiveness of Petrowest's disclosure controls and procedures for the period ending December 31, 2006. This evaluation considered the functions performed by its Disclosure Committee, the review and oversight of all executive officers and the board, as well as the process and systems in place for filing regulatory and public information. Petrowest's established review process and disclosure controls are designed to ensure that all required information, reports and filings required under Canadian securities legislation are properly submitted and recorded in accordance with those requirements over financial reporting as of December 31, 2006 pursuant to the requirements of Multilateral Instrument 52-109 of the Canadian Securities Administrators.

In the course of less than four months, Petrowest has integrated nine private companies and completed the data conversion of the existing accounting systems within the Acquired companies to a common accounting system platform. All nine entities were live on the new accounting platform as at January 1, 2007.

As part of the Trust's transition from nine owner managed control environments that existed in the Acquired Companies to an acceptable public company control environment, the Trust engaged third party consultants to assist with the design, documentation and testing of original internal control systems, new proposed improvements, interim measures during the conversion and planned implementation on completion of the conversion. By their nature certain planned controls, or controls that would exist on completion of the data conversion, could not be tested because they were not fully operational at the time of testing.

In light of management's review, and the results of findings by third party consultants, Petrowest has concluded that as of December 31, 2006 the following weaknesses existed in the design of internal controls over financial reporting. These weaknesses should also be considered in the Trust's disclosure controls and procedures.

Entity controls

While the Board of Directors of the Trust has adopted a Whistle Blower Policy and is in the final stages of completing a Code of Conduct, only an informal distribution of both policies have been made to business unit management and certain employees. No formal plan has as yet been developed to train all existing employees and new hires on the contents of both policies.

Management and the Board of Directors have indicated their intent to have a training program for existing employees and new hire training program in place by mid 2007 including evidence of both policies on the corporate web page and in new hire packages.

Financial reporting controls

The Trust does not currently have an adequate segregation of duties within the finance function due to the relatively short time frame in bringing all the nine operational entities together since September of 2006. As a result there has been no independent review of more complex areas of accounting and certain accounting estimates prepared by the CFO.

Segregation of duties will be improved through implementing certain suggested internal control design improvements recommended from the third party consultants. To help ensure quality financial reporting, the external auditors of the Trust will be engaged to review the future interim financial statements.

Operational controls

While written procedures documentation, authorization limits, checklists, memos, verbal instructions and formal training has been given to staff and management responsible for the processes and procedures associated with billings, reconciliations, purchasing, cutoff, journal entries and the review and approvals of these transactions, there is evidence in some instances of incomplete documentation that the review and approvals have been performed. In addition, during the conversion process over the last four months, a lack of segregation of duties existed within the finance function in respected to the initiation and recording of certain non recurring journal entries.

While in these instances, management has satisfied itself that it is a lack of documentation of the control rather than lack of existence of the control itself, management intends to provide additional training with respect to the new process and continue to monitor major expenditure items.

Notwithstanding the weaknesses identified, based on the evaluation performed, the CEO and CFO concluded that the design and operation of the Trust's disclosure controls and procedures were effective as at December 31, 2006 to ensure that information required to be disclosed by the Trust in reports filed under Canadian securities laws is gathered, recorded, processed, summarized and reported within the time periods specified under Canadian securities laws and is accumulated and communicated to management, including the CEO and CFO, to allow timely decisions regarding required disclosure as required under Canadian securities laws.

Further, based on the Trust's mitigating procedures, the CEO and the CFO have satisfied themselves that the weaknesses identified have not resulted in material errors in the financial statements. Management and the Board of Directors are committed to transparency and completeness of financial reporting and disclosure. The existence of the identified control weaknesses need not necessarily be interpreted as evidence of a lack of integrity, of unsound business practices or of unacceptable risks to its shareholders and other related parties.

It should be noted that while Petrowest's principal executive officer and principal financial officer believe that Petrowest's disclosure controls and procedures provide a reasonable level of assurance that they are effective, they do not expect that Petrowest's disclosure controls and procedures or internal control over financial reporting will prevent all errors and fraud. A control system, no matter how well conceived or operated, can provide only reasonable, not absolute, assurance that the objectives of the control system are met.

Internal control systems, no matter how well designed, have inherent limitations. Therefore, even those systems determined to be effective can provide only reasonable assurance with respect to financial statement preparation and presentation. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate

OUTLOOK

The natural gas exploration activity slowdown that began in late 2006 and continues so far in 2007 is expected to continue until such time as natural gas storage issues are more properly defined and some measure of pricing predictability can be determined. The expert consensus seems to be that current North American economic growth will continue to fuel an increasing demand for natural gas, and the steep production declines in existing producing wells will result in a strengthening of natural gas pricing and a stabilization of natural gas storage parameters. This combined with the current relatively high prices of oil and the stability of oil drilling activity will not result in a prolonged slowdown. As such, management anticipates the start of higher levels of activity toward the end of the summer of 2007 and positive growth in exploration and development activity in 2008.

Petrowest has established a solid core base of operations acquiring some of the "best in class" companies in the Grande Prairie region. These are companies that were able to grow their businesses even in the down cycles of the past. We are committed to continue with our growth plan and believe that it can continue to be realized in spite of the current slowdown and the recent announcements by the government with respect to the operations of trusts.

Petrowest has a strong balance sheet with over $22.7 million in positive working capital, including over $9.3 million in cash balances. The Trust has less than $15.2 million in term debt against this working capital and has an additional unused available debt facility of $45 million. The Trust has added over $18 million in capital assets and increased operating capacity between 10% to 50% in each of its business segments. The additions and capacity increases will sustain operations into 2008 without the requirement for significant additional maintenance capex expenditures, and the unused term debt facility will fulfill the short term needs of growth capital and potential acquisitions.

Petrowest's management believes that its current marketing focus in remediation, infrastructure and oil sands development combined with the Trust's experienced management, additions to capacity, current growth plans, and strong financial position will allow the Trust to capitalize on opportunities and sustain current operations and returns to investors throughout the expected short-term slowdown.

ADDITIONAL CORPORATE INFORMATION

Additional information relating to the Trust including the Trust's Annual Information Form, can be found on SEDAR at www.sedar.com and on the Trust's website at www.Petro-west.com

MANAGEMENT'S REPORT TO UNITHOLDERS

MANAGEMENT'S RESPONSIBILITY TO UNITHOLDERS

The financial statements are the responsibility of the management of Petrowest Energy Services Trust. They have been prepared in accordance with generally accepted accounting principles, using management's best estimates and judgments, where appropriate.

Management is responsible for the reliability and integrity of the financial statements, the notes to the financial statements, and other financial information contained in this report. In the preparation of these statements, estimates are sometimes necessary because a precise determination of certain assets and liabilities is dependent on future events. Management believes such estimates have been based on careful judgments and have been properly reflected in the accompanying financial statements.

Management is also responsible for ensuring that management fulfills its responsibilities for financial reporting and internal control. The Board is assisted in exercising its responsibilities through the Audit Committee of the Board, which is composed of three non-management directors. The Committee meets periodically with management and the auditors to satisfy itself that management's responsibilities are properly discharged, to review the financial statements and to recommend approval of the financial statements to the Board.

PricewaterhouseCoopers LLP have audited Petrowest Energy Services Trust's consolidated financial statements in accordance with generally accepted auditing standards and provided an independent professional opinion. The auditors have full and unrestricted access to the Audit Committee to discuss their audit and their related findings as to the integrity of the financial reporting process.

[signed]
Kenneth N. Drysdale
President and
Chief Executive Officer

[signed]
John B. Paul
Chief Financial Officer

March 22, 2007

Petrowest Energy Services Trust

Consolidated Balance Sheet

December 31, 2006

Assets	**$000's**
Current assets	
Cash and cash equivalents	9,312
Accounts receivable	38,498
Prepaid expenses and other	1,517
Inventory	3,454
	52,781
Property and equipment (note 5)	90,881
Equipment under construction	417
Intangible assets (note 6)	53,438
Goodwill (note 4)	98,068
	295,585
Liabilities	
Current liabilities	
Accounts payable and accrued liabilities	20,296
Current portion of obligations under capital leases (note 8)	87
Distributions payable	3,245
Purchase price adjustment payable (note 4)	6,422
	30,050
Obligations under capital leases (note 8)	169
Revolving equipment loan (note 7)	15,000
	45,219
Unitholders' Equity	
Units (note 9)	257,279
Contributed surplus	358
Accumulated earnings	3,379
Accumulated cash distributions to unitholders	(10,650)
	250,366
	295,585

Commitments (notes 4 and 13)

See accompanying notes to the consolidated financial statements

Approved on behalf of the board:

("signed")
Ken Drysdale

("signed")
Gerald Romanzin

Petrowest Energy Services Trust

Consolidated Statement of Earnings

From the period July 6, 2006 to December 31, 2006 [1]

	$000's
Revenue (note 14)	46,736
Expenses	
Operating expenses	32,842
General and administrative	1,798
Interest	273
Amortization	8,609
	43,522
	3,214
Other income	
Gain on disposal of property and equipment	78
Interest income	87
	165
Net earnings for the period, accumulated earnings end of period	3,379
Net earnings per unit - basic and diluted (note 9)	$0.12

See accompanying notes to the consolidated financial statements

(1) Commercial operations of the Trust commenced September 7, 2006.

Petrowest Energy Services Trust
Consolidated Statement of Cash Flows

From the period July 6, 2006 to December 31, 2006 [1]

	$000's
Cash provided by (used in)	
Operating activities	
Net earnings for the period	3,379
Items not affecting cash	
Amortization of tangible assets	5,824
Amortization of intangible assets	2,785
Unit-based compensation	358
(Gain) on disposal of property and equipment	(78)
	12,268
Changes in non-cash working capital	
Accounts receivable	(850)
Prepaid expenses	(837)
Inventory	704
Accounts payable and accrued liabilities	(7,295)
	3,990
Financing activities	
Unitholder distributions	(7,405)
Proceeds from revolving equipment loan	15,000
Issue of trust units – net of costs	129,628
	137,223
Investing activities	
Acquisition of Acquired Companies - cash to vendors net of cash acquired and working capital adjustments	(95,114)
Retirement of acquired debt	(22,698)
Proceeds on property disposals	4,385
Equipment under construction	(417)
Purchase of property and equipment	(18,057)
	(131,901)
Increase in cash	9,312
Cash and cash equivalents, beginning of period	-
Cash and cash equivalents, end of period	9,312
Supplementary information	
Interest paid	273
Income taxes paid	-
Non cash transactions	
Property and equipment purchase through capital leases	256
Units issued on acquisition (note 4)	127,651

See accompanying notes to the consolidated financial statements

[1] Commercial operations of the Trust commenced September 7, 2006.

1 Nature of the Organization

Petrowest Energy Services Trust ("Petrowest" or the "Trust") is an open-ended unincorporated mutual fund trust established under and governed by the laws of the Province of Alberta pursuant to the Deed of Trust dated July 6, 2006. Commercial operations of the Trust commenced on September 7, 2006.

Petrowest was created to hold, indirectly, controlling limited partner interests, hold the common shares of the general partner and invest in the businesses noted below. Petrowest is a business trust operating an energy services business through its indirect subsidiaries. Unitholders hold Units of Petrowest which in turn holds a 100% beneficial interest in the Petrowest Business Trust (the "Business Trust"). The Business Trust, via four limited partnerships with Petrowest Energy Services General Partner Ltd. as the general partner, hold the assets of the businesses historically operated by the Acquired Companies defined below. The four limited partnerships are involved in the construction, transportation, civil services and rentals industries.

Pursuant to a prospectus dated August 28, 2006, the Trust issued Units of the Trust and used the proceeds, through its subsidiaries, to acquire 100% of the outstanding shares of the Acquired Companies. The base purchase price of Acquired Companies was $230,934,992, subject to closing adjustments. The purchase price was funded by payment of $103,284,052 in cash and the issuance of Units by the Trust for proceeds of $127,650,940. The purchase transaction closed on September 7, 2006 and Petrowest began publicly trading on the Toronto Stock Exchange on that same day under the trading symbol PRW.UN.

The acquired assets representing the assets and business operations of the various Acquired Companies were then transferred to the four limited partnerships as follows:

Petrowest Rental Services LP ("Rentals")	
	Northern Tractor Sales and Rental Co. Ltd. and Fitzpatrick Co. Ltd.
	Neuwest Equipment Rentals Inc.
Petrowest Transportation LP ("Transportation")	
	404434 Alberta Corporation, 756171 Alberta Corp. and 756169 Alberta Corp.
	Murtron Hauling Ltd. and 815431 Alberta Ltd.
Petrowest Construction LP ("Construction")	
	Roy Larson Construction Ltd.
	Gordon Bros. Construction Ltd. and 332691 Alberta Ltd.
	310423 Alberta Ltd. operating as Wales Contracting Ltd.
Petrowest Civil Services LP ("Civil")	
	R. Bee Crushing Ltd., Bernet Venture Ltd. and Dal Finn Holdings Ltd.
	Safetymaster Rentals Corp.

(collectively, the "Acquired Companies")

All operations of Petrowest are located in western Canada, primarily in northwestern Alberta and northeastern British Columbia, where Petrowest provides services to the crude oil, oilsand and natural gas exploration and production customers. In addition, Petrowest provides services to the lumber, pulp and paper industries and various municipal, governmental and commercial customers for work on infrastructure development.

2 Summary of Significant Accounting Policies

Petrowest is made up of various subsidiaries and limited partnerships which, for the purposes of these financial statements, have been consolidated to reflect the operations relating to Petrowest. These financial statements are stated in Canadian dollars and have been prepared by the management of Petrowest in conformity with Canadian generally accepted accounting principles ("GAAP").

a) Cash and cash equivalents

Included in cash and cash equivalents are bank overdrafts.

b) Inventory

Inventory consists of gravel, spare equipment parts, tires, materials and supplies and is valued at the lower of cost and net realizable value with the cost being determined on a first-in, first-out basis.

c) Property and Equipment

Property and equipment assets recorded on the acquisition of the Acquired Companies have been recorded at the estimated fair market value of the assets at the date of acquisition. Property and equipment asset acquisitions incurred after the acquisition of the Acquired Companies are recorded at cost.

Amortization is applied to reduce the value of property and equipment to its estimated residual value over its estimated useful life on a declining balance basis annually.

Buildings, portable buildings and fencing	2%-10%
Heavy equipment	5%-25%
Vehicles	25%-35%
Trailers	5%-25%
Equipment	15%-40%
Office furniture and equipment	20%-30%
Communications, computer hardware and software	30%-60%
Equipment under capital lease	20%-67%
Leasehold improvements	Lease term

Management assesses the carrying amount of property and equipment assets for impairment when facts and circumstances indicate a potential impairment. If it is determined the estimated net recoverable amount, measured by either fair value, if applicable, or estimated by calculating the present value of expected cash flows from the asset, is less than the net carrying amount, a write-down to the asset's fair value is recognized during the period.

d) Equipment under construction

Certain modifications are required to capital assets prior to the asset being placed in service. Amortization is recorded from the date the asset is placed in service.

2 Summary of Significant Accounting Policies - continued

e) Goodwill

Goodwill represents the excess of purchase price of the Acquired Companies over the fair value of net assets acquired and liabilities assumed. The goodwill balance is assessed for impairment annually at year-end or as events occur that could result in impairment. Impairment is recognized based on the fair value of the business segment compared to the book value of the business segment. If the fair value of the business segment is less than the book value, impairment is measured by allocating the fair value of the segment to the identifiable assets and liabilities as if the Trust has been acquired in a business combination for a purchase price equal to its fair value. The excess of the fair value of the segment over the amounts assigned to the identifiable assets and liabilities is the implied value of the goodwill. Any excess of the book value of goodwill over the implied value of goodwill is the impairment amount. Impairment is charged to earnings and is not tax affected, in the period in which it occurs. Goodwill is stated at cost less impairment and is not amortized.

f) Intangible assets

Intangible assets, consisting of acquired customer relationships, brand and trade names and non-competition agreements are recorded at cost and amortized over their useful lives on a straight line basis, which is estimated to be between 5 and 10 years. Intangible assets are regularly evaluated by comparing their applicable estimated present value of future net cash flows to the unamortized net book value of the intangible asset. Any impairment would be charged to income in that period.

g) Revenue recognition

Petrowest's services are generally sold based upon contractual agreements or purchase orders with the customer that include fixed or determinable prices. Revenue in each of the Trust's operating segments is recognized when services are rendered or over the rental period and when collection can be reasonably assured.

h) Use of estimates

The preparation of financial statements in accordance with Canadian generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, stock based compensation and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the period. By their nature, these estimates are subject to measurement uncertainty and the effect on the financial statements of changes in such estimates in future periods could be significant. These estimates are reviewed periodically and as adjustments become necessary they are reported in earnings in the period in which they become known. Such estimates including providing initial valuation of assets on the acquisition of the Acquired Companies, amortization of property and equipment and intangible assets, recoverability of accounts receivable, valuation of intangible assets and goodwill are the areas most subject to estimation. Actual results could differ from these estimates.

2 Summary of Significant Accounting Policies - continued

i) Income taxes

Petrowest and its operating entities are taxable entities under the Income Tax Act of Canada; however, they are currently taxable only on income that is not distributed or distributable to the unitholders. As the Trust currently distributes all of its taxable income to the unitholders, no provision for income taxes has been made in these consolidated financial statements. Recent proposed changes to the Income Tax Act of Canada will result in a change to the status of Trust with respect to income taxes being levied on distributions.

On December 21, 2006 the Minister of Finance released for comment draft legislation concerning the taxation of certain publicly traded income trusts and partnerships with the exception of real estate investment trusts and, as a result, these entities will in effect be taxed as corporations on the amount of the non-deductible distributions. For entities such as the Trust that were publicly traded on October 31, 2006 the proposed rules, if passed into law, would not apply until 2011 provided the Trust does not violate the guidelines on "normal growth" as provided by the Minister. The amount of future income taxes to be recognized at the date of substantive enactment would be based on existing temporary differences that are expected to reverse after 2011, when the new tax rules take effect.

j) Stock based compensation

Options to purchase Trust Units granted under the Unit Option Plan are described in Note 10 of these financial statements. Unit based compensation is recognized in accordance with the fair-value based method of accounting. Compensation expense for unit options awarded under the plan is measured at estimated fair value at the grant date. This is done using a binomial valuation model and is recognized as unit-based compensation expense over the vesting period of the options granted.

k) Per unit amounts

Basic per unit amounts are calculated using the weighted average number of Trust Units outstanding during the period. Diluted per unit amounts are calculated by adding potentially dilutive option units to the weighted average number of Trust Units outstanding during the period. Basic and diluted amounts are calculated using the treasury stock method. Potentially dilutive option units are only considered dilutive and added if, and to the extent, that they are "in the money". Under this method, the diluted weighted average number of units is calculated assuming the proceeds for the exercise of the dilutive option units are purchased at the average market price for the period.

3 Seasonality

Petrowest's operations are in northern Alberta and northeast British Columbia. Accordingly, the operations are susceptible to the impacts of the seasons. Quarter one is in the winter months and is subject to frozen conditions, periods of extreme cold and snow. This is typically an extremely busy quarter for oil and gas exploration and development as drilling activity focuses on areas located in muskeg and swamp type conditions not normally accessible in a non-frozen state. Quarter two is generally the slowest period for Petrowest's operations. Spring time melt conditions result in soft, wet ground generally referred to as spring breakup, and the implementation of road bans which prevent heavy load transportation on roadways. Quarter

3 Seasonality - continued

three encompasses the summer months, and Petrowest's activity is average with work relating to oil and gas projects in areas that do not entail access through muskeg. Quarter four starts out similar to the summer activity and ramps up as the ground freezes and access is permitted.

4 Acquisitions

Pursuant to a prospectus dated August 28, 2006, Petrowest issued Units of the Trust and used the proceeds, through its subsidiaries, to acquire 100% of the outstanding shares of the Acquired Companies listed below (the "Acquisitions"). The estimated purchase price of Acquired Companies calculated as the base purchase price plus working capital less debt was $230,934,992, subject to post closing adjustments for actual working capital and debt and the sale of redundant assets. The purchase price was funded by an initial payment of $103,284,052 in cash and the issuance of Units by the Trust for proceeds of $127,650,940. In conjunction with Acquisitions, all debt and capital lease obligations were repaid by Petrowest through the use of proceeds from the offering.

Northern Tractor Sales and Rental Co. Ltd. and Fitzpatrick Co. Ltd.
Neuwest Equipment Rentals Inc.
404434 Alberta Corporation, 756171 Alberta Corp. and 756169 Alberta Corp.
Murtron Hauling Ltd. and 815431 Alberta Ltd.
Roy Larson Construction Ltd.
Gordon Bros. Construction Ltd. and 332691 Alberta Ltd.
310423 Alberta Ltd. operating as Wales Contracting Ltd.
R. Bee Crushing Ltd., Bernet Venture Ltd. and Dal Finn Holdings Ltd.
Safetymaster Rentals Corp.

The Acquisitions have been accounted for using the purchase method with the assets acquired and liabilities assumed recorded at their estimates of fair value. The purchase price valuations have been finalized subsequent to year end for all companies except for Northern Tractor Sales and Rentals Co. Ltd. and Fitzpatrick Co. Ltd. (collectively, "Northern Tractor"). The financial statements reflect the settled valuations for all companies with the exception of Northern Tractor. The final purchase price of Northern Tractor has been recorded based on management's best estimates, and is subject to change. A preliminary allocation of the consideration is as follows:

Net assets acquired	**$000's**
Cash acquired on acquisition	6,115
Accounts receivable	37,648
Prepaid expenses	680
Inventories	4,158
Accounts payable and accrued liabilities	(27,376)
Income taxes payable	(215)
Property and equipment	82,699
Intangibles	56,223
Goodwill	98,068
Total	258,000

4 Acquisitions - continued

Consideration given for value of shares and shareholder loans of acquired companies

Net cash to vendors	103,284
Cash repayment of working capital adjustments	(2,055)
Purchase price adjustment	6,422
Retirement of long-term debt and capital lease obligations	22,698
	130,349
Trust Units (12,765,094 units issued)	127,651
Total	258,000

Net working capital acquired on the Acquisitions includes cash, accounts receivable, inventory, prepaid expenses, income taxes recoverable, bank indebtedness, accounts payable and accrued liabilities and income taxes payable. The purchase price was affected by the changes in working capital, shareholder loans and long-term debt from the date specified in the purchase and sale agreement to the date of closing. Changes in the balances for these items as the Trust realized on the value of working capital assets has affected the net consideration paid by the Trust to the owners which is estimated to be $4,366,236.

There is currently a dispute with Northern Tractor associated with the valuation of certain working capital items and the valuation of redundant assets retained by the vendor. The total disputed amount is $3,694,038. Arbitration on these amounts is expected to occur prior to the end of the third quarter of 2007 and adjustments required to the purchase price, if any, may be material.

On December 7, 2006 the Trust, in a secondary transaction, acquired specific equipment assets from two of the former vendors. These assets were acquired at estimated fair market value for a total of $13,194,116.

5 Property and Equipment

		$000's	
	Cost	**Accumulated Amortization**	**Net Book Value**
Buildings, portable buildings and fencing	3,384	100	3,284
Heavy equipment	79,712	4,625	75,087
Equipment under capital lease	256	9	247
Vehicles	2,561	280	2,281
Trailers	7,746	319	7,427
Equipment	2,282	341	1,941
Office furniture and equipment	171	23	148
Communications, computer hardware and software	445	25	420
Leasehold improvements	47	1	46
Total	96,604	5,723	90,881

6 Intangible Assets

	$000's		
	Cost	Accumulated Amortization	Net Book Value
Non Competition Agreements	26,786	1,688	25,098
Brand and Trade Names	5,387	339	5,048
Customer Relationships	24,050	758	23,292
Total	56,223	2,785	53,438

7 Revolving Equipment Loan

The Trust has a $60 million credit facility available for growth capital, acquisition and working capital needs. Loan security is provided by a first charge debenture, a general security agreement and a general assignment of book debts. No principal repayments are required until 90 days after the end of the term of the loan. Principle is then repayable in twelve equal quarterly installments over 36 months. Interest is payable monthly at rates between prime and prime + 1.0% depending on the Trust's debt to EBITDA ratio. The term "EBITDA" is defined as: earnings before interest expenses net of interest income, gain on disposal of assets, amortization of property and equipment and amortization of intangible assets.

Current debt levels require payment of interest at prime.

As at December 31, 2006 the Trust had drawn $15,000,000 on its credit facility for use in the acquisition of equipment. The full amount has been classified as long term as the first quarterly installment payment, if requested at the end of the term in November of 2007, would not be due until February 2008.

Principal payments due in the next four years as at December 31, 2006 are as follows:

	$000's
2007	-
2008	5,000
2009	5,000
2010	5,000

8 Obligations Under Capital Leases

	$000's
Capital leases are repayable in monthly payments ranging from $867 to $3,597 per month including interest at rates ranging from 0% to 7.5% and maturing on various dates to 2009	256
Less: Obligations under capital leases due in one year	(87)
	169

Estimated principal repayments as at December 31, 2006 are as follows

2007	87
2008	87
2009	87
	261
Less imputed interest	5
	256

9 Unitholders' Capital

a) Unitholders' Capital
Authorized

The Trust is authorized to issue an unlimited number of Trust Units. Prior to the conversion of the Subordinated Units, holders of Trust Units will be entitled to receive per month distributions in priority to any payments on the Subordinated Units.

The Trust is authorized to issue an unlimited number of Subordinated Units. Distributions on the Subordinated Units will be subordinated in favour of Trust Units. Distributions on the Subordinated Units will only be paid at the end of a fiscal quarter to the extent that: (i) the Trust has paid distributions per month of at least $0.10 per Trust Unit to holders of Trust Units during that quarter, and, (ii) any deficiency in such distributions to holders of Trust Units during the preceding 12 months has been satisfied.

All distributions are subject to general board approval as set out in the Trust Agreement.

The Trust is authorized to issue an unlimited number of Special Voting Units which are not entitled to any distributions. No Special Voting Units have been issued to date.

Issued

	Outstanding	$000's
Trust Units issued for cash net of issue costs	14,000,000	128,118
Trust Units issued on acquisitions (note 4)	12,765,094	127,651
Total Units	26,765,094	255,769
Subordinated Units		
Issued for cash	1,510,000	1,510
Issued for promissory notes	-	3,020
Less: Amount issued for promissory notes	-	(3,020)
Basic and fully diluted	28,275,094	257,279

Trust Units were issued on closing of the initial public offering on September 7, 2006 at a price of $10.00 per unit. Trust issue costs in conjunction with the offering were $11,882,043.

Prior to the IPO, the Trust issued to various insiders an aggregate of 1,510,000 Subordinated Units at a price of $3.00 per Subordinated Unit, $4,530,000 in the aggregate to be satisfied by payment of $1.00 in cash and $2.00 by way of a three-year promissory note that may be forgiven at the option of the Trust over three years if the subscriber remains as a director, officer or employee of Petrowest.

10 Stock Based Compensation

Petrowest implemented a stock option plan whereby options to acquire Trust Units may be granted to directors, officers, employees and consultants.

The aggregate number of Trust units issuable upon the exercise of options outstanding under the plan at any time may not exceed 10% of the issued and outstanding Trust Units. The period during which an option granted under the Plan is exercisable may not exceed five years from the date such option is granted. The options issued under the Plan vest 1/3 after one year, 1/3 after two years and 1/3 after three years.

10 Stock Based Compensation – continued

As at December 31, 2006	Number of options outstanding	Weighted average exercise price
Granted – September 7, 2006	2,605,000	$10.00
Expired	-	-
Outstanding, December 31, 2006	2,605,000	$10.00
Exercisable, December 31, 2006	-	-

The total value of stock based compensation for options issued to employees and directors was calculated using a binomial option pricing model to estimate the fair value of stock options on the date of grant. The assumptions made for the options granted in 2006 are as follows.

Expected volatility	30 %
Risk-free interest rate	4.5 %
Expected life of options	5 years
Dividend yield	12.0 %

The Trust recorded compensation expense and contributed surplus of $357,984 for the period to December 31, 2006. Compensation expense has been included in general and administrative expenses.

11 Related Party Transactions

Petrowest paid rents for office space for a building owned by an executive officer of Petrowest in the amount of $58,721. Prior to period end the company exercised its option to purchase the office building for the sum of $854,393.

Petrowest paid rents for office and shop space under leases entered into with certain former vendors in the amount of $453,921. Future lease commitments associated with the transactions are included in note 13.

Transactions were estimated to equal fair market value.

12 Financial Instruments

Fair values of financial assets and liabilities
Petrowest's financial instruments consist of cash, accounts receivable, accounts payable and accrued liabilities, purchase price adjustment payable, distributions payable, obligations under capital leases and bank indebtedness. The fair value of these financial instruments, with the exception of bank indebtedness and capital lease obligations, approximates their carrying values due to their relatively short term to maturity of the instruments. The fair value of the capital lease obligations is not practicably determinable. The fair value of bank indebtedness approximates carrying values as the interest rates approximate market rates.

Interest Rate Risk
Petrowest is exposed to interest rate risk which bears fixed and variable rates of interest through its capital lease obligations and bank indebtedness.

Credit Risk
Petrowest is exposed to credit risk on accounts receivables due from its customers. Management routinely assesses the financial strengths of customers and monitors exposure for credit losses.

13 Commitments

The Trust has entered into operating leases for office and shop premises and equipment that provide for minimum annual lease payments as follows:

	$000's
2007	9,279
2008	7,514
2009	5,666
2010	4,012
2011	2,530

14 Segmented Information

The Trust determines its reportable segments based on the structure of its operations, which are primarily focused on four principal business segments – Construction, Transportation, Civil and Rentals. The accounting policies followed by these business segments are the same as those described in the summary of significant accounting policies. The following is selected financial information for each business segment.

			$000's			
	Construction	Transportation	Civil	Rentals	Corporate	Total
Total Revenue	14,148	16,289	14,235	3,930	-	48,602
Less inter-segment revenue	(539)	(609)	(414)	(304)	-	(1,866)
Revenue	13,609	15,680	13,821	3,626	-	46,736
Operating and general and administrative	9,709	12,735	8,838	1,663	1,695	34,640
Interest Expense	17	16	98	2	140	273
Interest income	(10)	(4)	(10)	(41)	(22)	(87)
Gain on disposal of equipment	(4)	(32)	(74)	25	7	(78)
Amortization	2,947	2,326	1,999	1,310	27	8,609
Net income	950	639	2,970	667	(1,847)	3,379

14 Segmented Information-continued

Selected balance sheet items	Construction	Transportation	Civil	Rentals	Corporate	Total
Property and equipment	28,543	18,782	22,212	19,932	1,412	90,881
Intangibles	15,829	19,498	9,481	8,630	-	53,438
Goodwill	26,762	31,504	26,211	13,591	-	98,068

All transactions between segments were initially recorded at approximate market rates. Transactions between segments have been eliminated on consolidation.





PETROWEST ENERGY SERVICES TRUST ANNOUNCES CASH DISTRIBUTION

Calgary, Alberta, April 18, 2007. Petrowest Energy Services Trust ("Petrowest") (TSX - "PRW.UN") announced today that its cash distribution for the month of April 2007 will be $0.10 per trust unit. The distribution will be paid on May 15, 2007 to unitholders of record on April 30, 2007. The trust units will commence trading on an ex-distribution basis on April 26, 2007 at the opening of markets.

Petrowest provides pre-drilling and post-completion oilfield and infrastructure services to the northern region of the western Canadian sedimentary basin. Effective September 7, 2006, Petrowest completed the acquisition of each of, and now carries on the business of each of, Gordon Bros. Construction Ltd., Roy Larson Construction Ltd., Wales Contractors Ltd., D&D Well Services, Murtron Hauling Ltd., R. Bee Crushing Ltd., Safetymaster Rentals Corp. (carrying on business as S.O.S. Oilfield Safety), Neuwest Equipment Rentals Inc., Fitzpatrick Co. Ltd. and Northern Tractor Sales and Rentals Co. Ltd., all of which are based in Grande Prairie, Alberta.

For further information, please contact Kenneth N. Drysdale, President and Chief Executive Officer, or John B. Paul, Chief Financial Officer, at (780) 830-0881 or info@petro-west.com.

This news release contains forward-looking statements that involve substantial known and unknown risks and uncertainties. These forward-looking statements are identified by their use of terms and phrases such as "anticipate," "achievable," "believe," "expect," "estimate," "plan," "intend," "project," "may," "should", "could", "predict", "may," "will," or similar words suggesting future outcomes or language suggesting an outlook. Forward-looking statements and information are based on Petrowest's current beliefs as well as assumptions made by and information currently available to Petrowest concerning anticipated business performance. Although management of Petrowest considers these assumptions to be reasonable based on information currently available to it, they may prove to be incorrect.

Forward-looking statements are subject to many external variables that are beyond Petrowest's control, such as fluctuating prices for crude oil and natural gas, changes in drilling activity, and general local and global economic, political, business and weather conditions. If any of these, or other uncertainties, materialize the actual results of Petrowest may vary materially from those expected.


Petrowest

PETROWEST ENERGY SERVICES TRUST ANNOUNCES NEW DIRECTOR

Calgary, Alberta, May 2, 2007. Mr. D. Hugh Gillard, Chairman of the Board of Directors of Petrowest Energy Services Trust ("Petrowest" – TSX – PRW.UN) is pleased to announce that Mr. Mark Schweitzer has been nominated for election as director of Petrowest at the Annual General Meeting to be held May 31, 2007.

Mr. Schweitzer has extensive financial experience in the oil and gas, mining and other business sectors and has held senior executive positions with large publicly traded companies and trusts. His most recent position was Executive Vice President and Chief Financial Officer of a large diversified business income fund. Mr. Schweitzer has a Bachelor of Commerce degree from Queen's University and is a member of the Canadian Institute of Chartered Accountants.

In addition to Mr. Schweitzer, the Board of Directors of Petrowest includes D. Hugh Gillard (Chairman), Ken Drysdale (President and CEO), Rene Amirault, Walter DeBoni and Gerald A. Romanzin. All members except the President are considered independent and unrelated directors.

Petrowest is an unincorporated, open-ended, limited purpose, mutual fund trust established under the laws of Alberta. Petrowest is positioned to be a leading provider of pre-drilling and post-completion energy services to the northern region of the western Canadian sedimentary basin.

The TSX has not reviewed and does not accept responsibility for the adequacy or accuracy of this news release.

For further information, please contact Kenneth N. Drysdale, President and Chief Executive Officer, or John B. Paul, Chief Financial Officer, at (780) 830-0881 or info@petro-west.com.





PETROWEST ENERGY SERVICES TRUST ANNOUNCES $94.2 MILLION OF ACQUISITIONS, MAJOR STRATEGIC ALLIANCE, FIRST QUARTER RESULTS AND DRIP IMPLEMENTATION

Calgary, Alberta, May 9, 2007.

Petrowest Energy Services Trust ("Petrowest" or the "Trust") (TSX - "PRW.UN") announced today that it has entered into agreements to acquire five private road construction, gravel crushing and log hauling businesses in the Grande Prairie and Peace River regions of Alberta and the Ft. St. John region of British Columbia for an aggregate purchase price of approximately $94.2 million. The revenue generated by these companies over their last fiscal year totaled approximately $76.6 million. These acquisitions will expand the Trust's geographic footprint, client base and provide increased utilization of assets within the Trust. In addition Petrowest also announced that it has also entered into a memorandum of understanding with the Woodland Cree First Nations ("WCFN") that contemplates a major strategic alliance, structured as a joint venture, which will see Petrowest provide a combination of services within the WCFN traditional lands comprising over 3,800 square miles, including a significant portion of the Peace River oil sands. This memorandum of understanding also contemplates that Petrowest will acquire road construction equipment from a subsidiary of the WCFN for a purchase price of $4.0 million.

Taken together, these acquisitions significantly enhance Petrowest's existing infrastructure business and provide access to a significant portion of the expansion activities associated with the Peace River Oil Sands development.

The maximum total purchase price for the acquisitions will be approximately $94.2 million, comprised of the payment of $50.4 million in cash, the issuance of approximately 4.3 million trust units of Petrowest and the assumption of $10.3 million of debt of the companies (assuming a trust unit price of $7.75). The effective total purchase price is reduced by changes in working capital for the period from January 1, 2007 to closing which accrue to the benefit of Petrowest. In addition, the terms of the agreements require minimum working capital on the acquisitions to be approximately $11.1 million in the aggregate. It is estimated that actual cash balances acquired on closing will be in excess of $6.0 million

Concurrently, Petrowest intends to expand the Trust's available credit facilities. This expanded facility will be used to fund the cash portion of the acquisitions and to repay the assumed debt.

The trust units issued pursuant to the acquisitions will be subject to escrow, with 25% of such units to be issued on the first anniversary of closing and the remainder on the second anniversary of closing.

The acquisitions announced today involve acquiring all of the outstanding shares and shareholder loans of Cutbank Trucking Ltd. Cutbank Transport Ltd., Jim Moffatt Construction Ltd., Quigley Contracting Ltd, Rick's Mechanical Services Ltd. and Tri-Dave Gravel Sales Ltd. In addition, Petrowest will acquire the road construction equipment of Woodland Cree Industries Ltd.

During the most recent fiscal year of the companies to be acquired by Petrowest, the combined Adjusted EBITDA acquired by Petrowest aggregates approximately $24.3 million. Giving effect to the benefit of the working capital accruing to Petrowest for the period from January 1, 2007 to closing and the cash balances acquired, the net total purchase price paid represents an average multiple of the aggregate Adjusted EBITDA for the last fiscal year of approximately 3.6 times. The acquisitions are anticipated to be accretive to Petrowest's revenue, EBITDA and cash flow on a per unit basis

"Each of the companies to be acquired is well established with a significant operating history, experienced and proven management and a business that will provide synergies with Petrowest's existing competencies, clients, industries, work activities and geographic region", said Kenneth N. Drysdale, President and Chief Executive Officer of Petrowest. "Not only do these acquisitions bring an accretive financial contribution, but they strengthen Petrowest in our target geographic region. The operators that will join Petrowest as part of the acquisitions, Ray Wardill, Jim Moffatt, Rick Serhan, Rick Quigley and Dave Hall are experienced operators who will fit well with Petrowest's corporate culture and we are pleased to have them as part of Petrowest. Overall, we are excited with this first step in the execution of our acquisitions strategy and look forward to working with the new members of the Petrowest group of companies".

The agreements contemplate that the acquisitions are effective as of January 1, 2007 and Petrowest will receive the benefit of the earnings of these companies from that date. Consistent with Petrowest's philosophy, the agreements are conditional upon key management entering into employment agreements with Petrowest. The agreements include customary representations, warranties and indemnities in favour of Petrowest as well as condition precedents in favour of both Petrowest and the companies to be acquired and their shareholders which must be satisfied prior to closing. Petrowest anticipates that closing will occur on or about May 18, 2007.

Cutbank Trucking Ltd. and Cutbank Transportation Ltd. are operated together as one business and specialize in hauling logs and gravel and the provision of log loading equipment in Grande Prairie, Alberta. Cutbank Trucking Ltd. was formed in 1972 by Pat Garrett and Cutbank Transportation Ltd. was formed in 1997 by Ray Wardill.

Jim Moffatt Construction Ltd. is one of the larger lease and road building companies operating in northern Alberta. Jim Moffatt Construction Ltd. was formed in 1992 by Jim and Lois Moffatt and operates from its base in Worsley, Alberta. This acquisition will expand Petrowest's geographical footprint north to Rainbow Lake and High Level in northern Alberta. In addition to lease and road building, Jim Moffatt Construction Ltd. operates a 250-man camp permanently located in Worsely.

Rick's Mechanical Services Ltd. is a mid-size lease and road builder based in Peace River, Alberta. Rick's Mechanical Services Ltd. was formed in 1993 and has achieved a positive working relationship with the Woodland Cree First Nation in providing services to oil sand developers operating on the traditional lands of the Woodland Cree First Nation.

Quigley Contracting Ltd. is one of the larger lease and road building companies in Fort St. John, British Columbia. Quigley Contracting Ltd. was formed in 1990 by Rick Quigley. The acquisition of Quigley Contracting Ltd. will expand Petrowest's geographical footprint into the northern regions of British Columbia.

Tri-Dave Gravel Sales Ltd. is a mid size gravel crushing operation that operates throughout Alberta. Tri-Dave Gravel Sales Ltd. was formed in 1984 by David Hall. Tri-Dave Gravel Sales Ltd. will provide additional capacity to Petrowest's crushing operations conducted by R. Bee Crushing which are fully committed through 2008.

STRATEGIC ALLIANCE

Petrowest has entered into a memorandum of understanding with the WCFN pursuant to which Petrowest and the WCFN will enter into a joint venture to provide services to oil sands developers operating on the traditional lands of the WCFN which encompass a significant portion of the Peace River Oil Sands. As noted above, the memorandum of understanding also contemplates the purchase by Petrowest of construction equipment from Woodland Cree Industries Ltd. Implementation of the strategic alliance is subject to completion of a formal joint venture agreement, expected to occur by July 1, 2007. In the interim Petrowest will operate as a subcontractor to a wholly owned subsidiary of the WCFN to meet current client demands for services.

DISTRIBUTION REINVESTMENT PLAN ("DRIP")

Petrowest has recently implemented a DRIP program which provides the opportunity for unitholders to reinvest their cash distributions towards the purchase of additional units from treasury at a price equal to 95% of the average market price based on weighted average trading price for the ten days prior to the distribution payment date. Details of the program are available in Petrowest's Information Circular dated April 30, 2007 filed on SEDAR. Petrowest has implemented the plan, effective immediately, to maintain a strong balance sheet and finance profitable growth in the future. As an indication of their confidence in Petrowest's future their active founding vendors have indicated that they will initially participate in the DRIP program at an average 75% take up rate on their tradable units. The active founding vendors currently hold approximately 46% of the trust's tradable units, before giving effect to the acquisitions described herein.

FIRST QUARTER 2007 FINANCIAL HIGHLIGHTS

First quarter 2007 financial results reflect the realities of a significant weakening of energy sector activity consistent with the decline in activity in the fall of 2006. (Petrowest current infrastructure services are approximately 65% drilling related and 35% industrial). Commodity price uncertainty impacted Petrowest's customers who lowered their drilling plans for at the first quarter of 2007.

Selected financial highlights for the first quarter include:

Revenue	$32.9 million
EBITDA	$5.8 million
Net Gain (Loss)	($2.2 million)
Working Capital	$25.0 million
Debt Facility	$60.0 million
Long Term Debt	$25.8 million
Distributions Per Unit	$0.30
Payout Ratio	153%

OUTLOOK

Petrowest believes it will exit the year on an upward trend and with a strong balance sheet. The projected 2007 exit Debt to EBITDA ratio target is 1.37 times or less and the projected annual average distribution to EBITDA ratio is 85% or less.

The Petrowest 2007 projections are based on the following facts and assumptions:

- The projected accretiveness of the pending acquisitions.
- Larger regional footprint in northern Alberta and British Columbia.
- The current positive working capital balance of $25.0 million.
- Current long term debt of $25.8 mm versus line of credit of $60 million.
- Minimal growth capital required to the end of 2007.
- Improving natural gas prices and continued strong oil price.
- Clients expressing confidence in a more active second half based on expanded budgets.
- Implementation of a DRIP program.
- A participation rate (averaging 75% take up) by the active founding vendors in the new DRIP program.

Management and the Board of Directors of Petrowest recognize that the exit numbers at the end of 2007 are sustainable only in the short term. Long term distribution payout ratios at or less than 75% and debt to EBITDA ratios of less than 1:1 are still the primary objectives for sustainable operations and long term stable growth of the Trust.

Based on the above facts and assumptions, and recognizing the long term primary objectives of the Trust, Management and the Board of Directors have elected to maintain distributions at the current level. However, changes to circumstances, indications of a prolonged downturn in energy activity, or current unforeseen circumstances including the failure of the base business operations or the new acquisitions to perform as expected could result in the necessity for future distribution cuts to ensure satisfactory year end exit numbers and that the Trust will exit the year end on an upward trend.

MANAGEMENT'S DISCUSSION AND ANALYSIS

The following Management's Discussion and Analysis (MD&A) is dated May 9, 2007. The MD&A should be read in conjunction with Petrowest Energy Services Trust's ("Petrowest" or the "Trust") unaudited interim consolidated financial statements as at and for the three months ended March 31, 2007, as well as the MD&A's of the "Acquired Companies" contained in the Trust's prospectus dated August 28, 2006, the MD&A for the December 31, 2006 year end, and the Trust's audited consolidated financial statements for the period ended December 31, 2006. The Trust was formed on July 6, 2006, and commenced trading on the TSX on September 7, 2006. This date should be viewed as the effective start of commercial operations. Revenue and expense analysis focuses primarily on the changes in the first quarter of 2007.

FINANCIAL HIGHLIGHTS

$000's except per unit amounts, margins and ratios	For the three months ended March 31, 2007
Financial Results	
Revenue	32,863
EBITDA	5,826
EBITDA margin	17.7%
Net earnings(loss)	(2,225)
Total assets	281,080
Total liabilities	41,152
Unitholders' equity	239,928
Financial Position and Liquidity	
Working capital	24,973
Working capital ratio	2.42:1
Total revolving bank term loan and obligations under capital leases (including current portion)	25,846
Weighted average number of units outstanding – basic and diluted	28,275,094
Distributions per unit	$0.30
Payout ratio	153%
Net earnings(loss) per unit – basic and diluted	($0.08)
Unit price – March 31, 2007	$7.09

BASIS OF PRESENTATION

These financial statements are stated in Canadian dollars and have been prepared by the management of Petrowest in conformity with Canadian generally accepted accounting principles ("GAAP") and have been prepared following the same accounting policies and methods of application as the audited consolidated financial statements of the Trust for the fiscal year end December 31, 2006. Accounting measurements at interim dates inherently involve greater reliance on estimates than at year-end and the results of operations for the interim periods shown in these statements are not necessarily indicative of the results to be expected for the fiscal year. In the opinion of management, the accompanying unaudited interim consolidated financial statements included all adjustments (of a normal recurring nature) necessary to present fairly the consolidated results of its operations and cash flows for the three months.

NON-GAAP MEASURES

In this MD&A the Trust uses the term "Distributable Cash" to refer to the amount of cash that is expected to be available for distributions to the unitholders; the term "EBITDA" to refer to earnings before interest expenses net of interest income, loss on disposal of assets, amortization of property and equipment and amortization of intangible assets; the term "EBITDA Margin" to refer to a fraction, the numerator of which is EBITDA and the denominator of which is Revenue; the term "Cash Flow From Operations Before Changes in Non-Cash Working Capital" to refer to cash provided by operating activities before changes to accounts receivable, prepaid expenses, inventory and accounts payable and accrued liabilities; the term "Distributions Per Unit" to refer to a fraction, the numerator of which is distributions paid or accrued to unitholders and the denominator of which is the number of trust units issued; the term "Net Debt" to refer to the sum of total obligations under capital leases and revolving equipment loans, less cash and cash equivalents; the term "Cash Flow From Operations Before Changes in Non-Cash Working Capital Per Unit" to refer to a fraction of which the numerator is Cash Flow From Operations Before Changes in Non-Cash Working Capital and the denominator is the number of trust units issued; the term "Cash Flow From Operating Activities Per Unit" to refer to a fraction of which the numerator is cash provided by operating activities and the denominator is the number of trust units issued and the term "Payout Ratio" to refer to a fraction of which the numerator is distributions paid or accrued to unitholders and the denominator is Distributable Cash. The terms Distributable Cash, EBITDA, EBITDA Margin, Cash Flow From Operations Before Changes in Non-Cash Working Capital, Distributions per Unit, Net Debt, Cash Flow From Operating Activities Per Unit and Payout Ratio are not measures recognized by Canadian generally accepted accounting principles ("GAAP") and do not have standardized meanings prescribed by GAAP and therefore may not be comparable to performance measures presented by others.

Readers are cautioned that "Distributable Cash", "EBITDA", "EBITDA Margin", "Cash Flow From Operations Before Changes in Non-Cash Working Capital", "Distributions per Unit", "Net Debt", "Cash Flow From Operations Before Changes in Non-Cash Working Capital Per Unit", "Cash Flow From Operating Activities Per Unit" and "Payout Ratio" should not be considered as alternatives to net earnings, cash flow from operating activities or other measures of financial performance calculated in accordance with GAAP.

Management views Distributable Cash as an operating performance measure, as it is a measure generally used by Canadian income funds as an indicator of financial performance. As the Trust will distribute substantially all of its cash on an ongoing basis (after providing for certain amounts described in the following MD&A) and since EBITDA, EBITDA Margin, Cash Flow From Operations Before Changes in Non-Cash Working Capital, Distributions per Unit, Net Debt, Cash Flow From Operations Before Changes in Non-Cash Working Capital Per Unit, Cash Flow From Operating Activities Per Unit and Payout Ratio as respectively defined above are metrics used by many investors to compare issuers on the basis of their ability to generate cash from operations, management believes that, in addition to net earnings, EBITDA, EBITDA Margin and are useful supplemental measures from which to make adjustments to determine distributable cash. The estimate of Distributable Cash has been prepared using assumptions which management believes are reasonable and supportable, all of which reflect the Trust's planned course of action given management's judgment about the most probable set of economic conditions.

DESCRIPTION OF BUSINESS

Petrowest is an unincorporated, open-ended, limited purpose, mutual fund trust established under the laws of Alberta. Petrowest is involved in pre-drilling and post-completion energy services, construction and hauling and is based in the Grande Prairie area of northern Alberta. Approximately two-thirds of the Trust's services are provided to the energy sector and the remainder of services is provided to other industries. The ongoing operations have been segregated into four limited partnerships and the assets and operations are maintained within those partnerships. Petrowest does business within the various partnerships under the trade operating names described below:

Petrowest Construction LP

Petrowest Construction LP operates under the trade names of "Gordon Bros. Construction", "Roy Larson Construction", and "Wales Contractors" and specializes in the construction of oil and gas lease well site pads, road construction, remediation of oil and gas well sites, and civil infrastructure work for non oil and gas clients. Petrowest Construction LP operates a fleet of heavy equipment including dozers, tracked hoe excavators, articulated rock haulers, compactors, graders, and scrapers as well as other ancillary support equipment.

Petrowest Transportation LP

Petrowest Transportation LP operates under the trade names of, "D&D Well Services" and "Murtron Hauling" and specializes in the transportation of oil and gas drilling rigs, well site equipment and heavy equipment as well as specialty hauling services including log loading and hauling and gravel loading and hauling. The Transportation LP operates a fleet of heavy transport trucks, trailers, jeeps, boosters, and log and gravel loading equipment as well as other ancillary support equipment.

Petrowest Civil Services LP

Petrowest Civil Services LP operates under the trade names of, "R. Bee Crushing", and "S.O.S. Oilfield Safety". The Civil Services LP specializes in mobile aggregate rock crushing and sand screening for gravel supply operations throughout Alberta and British Columbia operating a fleet of cone and jaw crusher units, conveyor and sand stacker units, loaders, dozers, tracked hoe excavators and articulated rock trucks. The Civil Services LP also provides safety services including safety supervision and rental of safety air units and wash units provide for safety support during oil and gas drilling operations and plant turnarounds.

Petrowest Rental Services LP

Petrowest Rental Services LP operates under the new trade name of "Nu-Northern Tractor Rentals" and specializes in heavy equipment rentals to oil and gas companies, oil sand clients, and independent contractors working in the oil and gas, mining, logging, pulp and paper and civil construction industries. The Rental Services LP operates a fleet of heavy equipment including dozers, tracked hoe excavators, articulated rock haulers, compactors and side-boom pipelayers.

The Trust's operations are primarily in the deep drilling market regions of the Western Canadian Sedimentary Basin ("WCSB") with operations in northern Alberta and northeastern British Columbia. The WCSB is one of the largest oil and gas producing regions in North America. Much of the terrain in the WCSB is considered rugged, resulting in access issues due to dense bush, muskeg, bedrock and mountainous terrain all of which are complicated by the weather in the region. Historically this region has been less impacted by cyclical swings in market prices due to the longer lead times in access, drilling and completion of planned wells. Oil and gas producer companies have generally taken a longer term view of project work in the area with consistent growth in drilling activity.

Weather also has a direct impact on the operations of Petrowest. Oil and gas drilling activity is generally stronger November through March as frozen ground conditions allow for the exploration in areas with muskeg conditions. Wet weather in the spring and early summer months hinder the activity. As frost comes out of the ground, road conditions deteriorate and municipalities impose temporary weight restrictions on road surfaces ("road bans"), thus placing restriction on access and trucking operations. Operations normally gain strength in late June and continue through to the end of summer and fall. A short slowdown normally exists in late fall until freezing conditions allow for winter work activity to recommence.

BUSINESS FUNDAMENTALS

Oil and Gas Overview

Activity in the Western Canadian Sedimentary Basin ("WCSB") continues to be influenced by lower commodity pricing based on lower demand, higher finding and development costs impacting capital budgets and additional new equipment in the energy services sector to meet the increase in natural gas drilling over the past five years. These factors directly impact Petrowest's operations, which derives approximately two-thirds of its revenues from oil and gas exploration and development activities.

The Canadian Association of Oilwell Drilling Contractors ("CAODC") reports wells drilled and completed in Western Canada primarily in the WCSB increasing from 2005 at 21,925 to 22,127 in 2006 with a current estimate of 19,023 in 2007. The number of gas wells drilled has declined from 72% of total wells drilled in 2004 to 69% in 2006 which reflects an emphasis on oil exploration activities due to stronger prices for oil in the past several years.

The above factors and the continued growth in both the conventional oil drilling and oilsands development and the strength of Alberta's overall economy continue to provide opportunities in the oil and gas sector.

Oil Sand Operations

In 2006 Alberta's oil sands were the source of about 69% of the province's total crude oil and equivalent production. According to the Canadian Association of Petroleum Producers (CAPP), in 2006 industry investment in Alberta's oil sands totaled approximately $10 billion. Annual oil sands production is growing steadily as the industry matures. Output of marketable oil sands production increased to 1.2MM barrels per day (bbl/d) in 2006 or approximately 36% of Canada's total oil and liquids production.

Within Alberta there are three recognized oil sand areas, the largest, the Athabasca Oil Sands is a huge deposit containing an estimated 1.3 trillion barrels of oil. The Cold Lake area also has sizable oil sand deposits estimated at 200 billion barrels. The Peace Oil Sands is a resource containing an estimated 155 billion barrels of oil

The Trust is geographically positioned in Grande Prairie on the western edge of the Peace Oil Sands projects. The Trust currently provides trucking, equipment rental, and lease and road building construction to clients operating in the Peace Oil Sands. These projects are in an infancy stage relative to the Athabasca Oil Sand projects and the Trust is working to establish relationships with the major operators in this area.

In addition, the Trust currently provides services to clients and producers operating in the Athabasca Oil Sands markets with respect to gravel and aggregate crushing and equipment rentals in the Fort McMurray area. Planned future investment and development by producer companies in both Fort McMurray and Peace River are expected to continue to grow rapidly over the next five years.

Other Services

The Trust performs services for clients not tied to oil and gas. These services included gravel and aggregate crushing, gravel loading/hauling and placing, log loading and hauling, equipment hauling, lease road building and maintenance for municipal, county and commercial and residential projects and equipment rental to commercial, logging and mining operations. Approximately 35% of the Trust's revenue is currently derived from work provided to these sectors. Management is currently pursuing bids

or negotiations on work tied to a number of these planned projects and is optimistic that the Trust will be successful in future participation on many of the projects.

Based on 2005 Alberta government statistics, forests cover more than 60% of Alberta's total land base, equal to approximately 94 million acres or almost 147,000 square miles. Of this land base, 87% is on public lands and managed for sustainable development with over 75 million seedlings planted every year to sustain the forests. Alberta Forest Products Association estimates Alberta's forest sector generates $8.4 billion in revenues with growth expectations of approximately 0.4% annually from 2005 to 2010. As at December 31, 2006 there were approximately 5 major forestry related projects proposed or underway in the Peace River region, the Trust's primary operation area. These projects totaled approximately $490 million dollars of which approximately 90% of the project values are being undertaken by clients the Trust currently works for.

As of December 2006, according to statistics released by the Alberta government, there are approximately 135 major projects proposed or underway in the Peace River Region. The value of these projects is approximately $1.19 billion, although it is reasonable to expect that not all proposed projects will proceed. A large number of these projects will requires services the Trust is able to provide including gravel crushing and supply, gravel hauling and road and site construction.

ACQUISITIONS

The Trust was formed by a deed of trust dated July 6, 2006. Pursuant to a prospectus dated August 28, 2006 the Trust issued units and used the proceeds, through its subsidiaries, to acquire 100% of the outstanding shares of the Acquired Companies described in Note 4 to the March 31, 2007 interim unaudited financial statements. The estimated purchase price of the Acquired Companies was approximately $258.0 million including post closing adjustments for actual working capital acquired and the actual Acquired Companies' debt balances retired on the acquisition. The purchase price was funded by payment of approximately $107.6 million net cash payable to the vendors, $22.7 million retirement of debt and the issuance of units by the Trust for proceeds of $127.7 million,. In conjunction with the acquisitions, all debt and capital lease obligations were repaid by Petrowest through the use of proceeds from the offering.

There is currently a dispute with Northern Tractor associated with the valuation of certain working capital items and the valuation of redundant assets retained by the vendor. The total disputed amount is approximately $3.7 million of which the trust has collected to date approximately $2.9 million associated with amounts in dispute. Arbitration of these amounts is expected to occur prior to the end of the third quarter of 2007 and adjustments required to the purchase price, if any, may be material.

SUBSEQUENT EVENTS

On May 9, 2007 Petrowest entered into agreements to acquire all of the outstanding shares and shareholder loans of Cutbank Trucking Ltd. and Cutbank Transport Ltd. (collectively, "Cutbank"), Jim Moffatt Construction Ltd. and 921639 Alberta Ltd., (collectively, "Jim Moffatt Construction"), Quigley Contracting Ltd, 529805 B.C. Ltd. and LMQ Enterprises Ltd., (collectively, "Quigley Contracting Ltd."), Rick's Mechanical Services Ltd. and Tri-Dave Gravel Sales Ltd (collectively, the "Acquired Companies"). The maximum total purchase price for the Acquired Companies will be approximately $94.2 million, comprised of the payment of approximately $50.4 million in cash, the issuance of approximately 4.3 million trust units of Petrowest and the assumption of approximately $10.2 million of debt of the Acquired Companies.(assuming a trust unit price of $7.75) The effective maximum total purchase price is reduced by changes in working capital for the period from January 1, 2007 to closing which accrue to the benefit of Petrowest. In addition, the terms of the agreements require minimum working capital on the acquisitions to be approximately $11.1 million in the aggregate. It is estimated that actual cash balances acquired on closing will be in excess of $6.0 million. The revenue generated by these companies in aggregate over their last fiscal year was approximately $76.6 million.

The Acquisitions will be accounted for using the purchase method with the assets acquired and liabilities assumed recorded at their estimates of fair value. Approximate consideration is subject to normal course post closing adjustments.

Cutbank Trucking Ltd. and Cutbank Transportation Ltd. are operated together as one business and specialize in hauling logs and gravel and the provision of log loading equipment in Grande Prairie, Alberta. Cutbank Trucking Ltd. was formed in 1972 and Cutbank Transportation Ltd. was formed in 1997.

Jim Moffatt Construction Ltd. is a lease and road building company operating in northern Alberta. Jim Moffatt Construction Ltd. was formed in 1992 and operates from its base in Worsley, Alberta. In addition to lease and road building, Jim Moffatt Construction Ltd. also operates a 250-man camp permanently located in Worsley.

Rick's Mechanical Services Ltd. is a mid-size lease and road builder based in Peace River, Alberta. Rick's Mechanical Services Ltd. was formed in 1993 and has achieved a positive working relationship with the Woodland Cree First Nation in providing services to oil sand developers operating on the traditional lands of the Woodland Cree First Nation.

Quigley Contracting Ltd. is a lease and road building companies operating in Fort St. John, British Columbia. Quigley Contracting Ltd. was formed in 1990 by Rick Quigley. The acquisition of Quigley Contracting Ltd. will expand Petrowest's geographical footprint into the northern regions of British Columbia.

Tri-Dave Gravel Sales Ltd. is a gravel crushing operation that operates in the Edmonton area. Tri-Dave Gravel Sales Ltd. was formed in 1984. Tri-Dave Gravel Sales Ltd. will provide additional capacity to Petrowest's crushing operations conducted by R. Bee Crushing.

The trust units issued pursuant to the acquisitions will be subject to escrow, with 25% of such units to be issued on the first anniversary of closing and the remainder on the second anniversary of closing.

Effective May 1, 2007, Petrowest signed a memorandum of understanding for the acquisition of the road construction equipment assets owned by a subsidiary of the Woodland Cree First Nations ("WCFN") for $4.0 million. In conjunction with the asset purchase, Petrowest and WCFN will enter into a major strategic alliance, structured as a joint venture, which will see Petrowest provide a combination of services within the WCFN traditional lands.

On April 27, 2007, Petrowest approved the implementation of a DRIP program which provides the opportunity for unitholders to reinvest the cash distributions towards the purchase of additional units from treasury at a price equal to 95% of the average market price based on weighted average trading prices for the ten days prior to distribution payment date.

SUMMARY OF RESULTS- QUARTERLY ANALYSIS

Petrowest commenced trading on the Toronto Stock Exchange on September 7, 2006, the day of commencement of commercial operations of the Trust. Accordingly, the first quarter of fiscal 2007 has no comparative figures for the same period in the previous year, as the Trust was not yet created.

$000s *except per unit amounts, margins and ratios*	Q1 2007	Q4-2006	Q3-2006 (Stub) [1]
Revenue by segment			
Construction	9,984	11,089	2,520
Transportation	11,307	11,954	3,726
Civil	9,951	10,124	3,697
Rentals	1,621	2,662	964
Total Revenue	32,863	35,829	10,907
Operating expenses by segment			
Construction	7,663	7,820	1,857
Transportation	9,507	9,649	3,052
Civil	6,809	6,567	2,242
Rentals	1,367	1,051	604
Total operating expenses	25,346	25,087	7,755
Administrative Expenses	1,691	1,291	507
EBITDA[2]	**5,826**	**9,451**	**2,645**
Amortization of property and equipment	5,131	4,682	1,142
Amortization of intangible assets	2,180	2,113	672
Interest - net	494	59	127
Loss (gain) on disposal of assets	246	(20)	(58)
Net earnings (loss)	**(2,225)**	**2,617**	**762**
Net earnings (loss) per unit basic and diluted	($0.08)	$0.09	$0.03

Notes [1] *Q3-2006 stub is for the period from September 7, 2006 to September 30, 2006.*

[2] *The term EBITDA is not a measure recognized by Canadian generally accepted accounting principles ("GAAP") and does not have standardized meanings prescribed by GAAP.*

REVENUE

Consolidated revenue for Q1 of 2007 was $32,862,905 compared to $35,829,197 in Q4 of 2006. This represents a decline of $2,966,292 or 8.3%. The impact of the softening of oil and gas drilling activity in the Trust's work area that commenced in late November of 2006 and the early shutdown of drilling activity in early March had significant impacts in the last two quarters to total revenues. In addition, all segments were impacted severely by excessive snowfall in northern Alberta in Q1 which hampered operations and reduced productivity.

While revenue declined over Q4 of 2006 the segment contributions to total revenue have remained fairly consistent since inception of the Trust. Each segment contributed to revenue as follows: Construction: $9,984,118 or 30%, Transportation: $11,306,226 or 34%, Civil: $9,951,420 or 30%, and Rentals: $1,621,141 or 5%.


Consolidated Revenue By Segment
5%
30%
30%
35%
Construction
Transportation
Civil
Rentals

As a percentage of overall revenue compared to Q4 of 2006, the civil segment remained unchanged, the rentals segment declined by 3%, the construction segment increased by 1% and the transportation segment increased by 2%.

INTER SEGMENT REVENUES

Eliminated from the financial statements is $2,370,743 ($1,786,431 – 2006 Q4) of inter-segment sales and the offsetting costs at the same value. These inter-segment sales relate to the market value of activity between the various segments of the Trust, including the Transportation segment hauling equipment on behalf of the Construction and Civil segments, the Rentals segment supplying equipment to the Civil segment and other cross utilization of manpower and equipment.

OPERATING EXPENSES

Operating expenses on a consolidated basis for the three months ended March 31, 2007 were $25,345,392 or 77% of revenue. This compares to $25,086,481 or 70% of revenue for Q4 of 2006.

The combinations of adverse weather and consequent decline in productivity, the severe decline in drilling activity, and the costs of the more than 25% increased capacity added to each of the operating segments in the prior year resulted in a continuing decline in operating margins.

On a per segment basis the following is the results by segment:

The Construction segment costs in Q1 of 2007 increased to 76.8% of revenue from 70.5% in Q4 of 2006. This segment was negatively impacted by an early slowdown in activity in Q1. Actual drilling activity deteriorated quickly in early March but the upfront lease building started a rapid decline much earlier in the quarter. This compounded by the heavy snowfalls in the area and the subsequent lost productivity and the costs of increased operating capacity resulted in the increase in costs for the segment.

The Transportation segment costs increased to 84.0% of revenue from 80.7% in Q4 of 2006. This segment was impacted by the same circumstances as the construction segment, however margins were not quite as severely impacted. The additional capacity added to this group reduced somewhat the reliance on third party subcontractors and consequently the margin decline was slightly less.

The Civil segment costs increased to 68.4% of revenue from 64.9% in Q4 of 2006. This segment is not dependent on drilling activity for the majority of operations. However productivity is generally the poorest in the winter months specifically Q1 due to freezing conditions, requirements for ripping of overburden, frost digging conditions and the resulting general lower throughput of aggregate crushed products.

The Rental segment costs increased to 84.3% of revenue from 39.5% in Q4 of 2006. This segment of the Trusts operations were impacted the hardest of all segments. A significant portion of the Trusts articulated rock trucks previously employed in the oil sand operations in Fort McMurray were off rent for the month of January and part of February. In addition, pipeline operations in the area were delayed significantly in the current year and rental utilization was down on the Trusts fleet of pipeline equipment. This combined with the costs of the more than 50% increase in capacity to this division resulted in poorer than expected performance for this segment.

GENERAL AND ADMINISTRATIVE

General and administrative expenses for Q1 of 2007 were $1,691,666 or 5% of revenue compared to $1,291,718 or 3.6% or revenue for Q4 of 2006. Additional costs related to additional accounting and administrative staff, additional consulting costs evaluating the impacts of the federal tax announcements and staff training costs associated with the new accounting and management system implemented in conjunction with the integration of the Acquired Companies.

EBITDA

EBITDA for the period ended March 31, 2007 was $5,825,848.[1] This represents an EBITDA margin of 17.7%.[2]

[1] EBITDA is calculated as net earnings of $(2,224,339) plus interest expense of $543,636 less interest income of $50,289, plus loss on disposal of assets of $245,809 plus amortization of property and equipment and amortization of intangible assets of $7,311,031.

[2] EBITDA Margin is a fraction of which EBITDA of $5,825,848 is the numerator and revenue of $32,862,905 is the denominator.

AMORTIZATION OF PROPERTY AND EQUIPMENT

Amortization for the period ending December 31, 2006 was $5,131,389. Amortization is applied to reduce the value of property and equipment to its estimated residual value over its estimated useful life on a declining balance basis annually or on an actual usage basis

AMORTIZATION OF INTANGIBLE ASSETS

Intangible assets, consisting of acquired customer relationships, brand and trade names, and non-competition agreements are recorded at cost and amortized over their useful lives, which is estimated to be between 5 and 10 years. Intangible assets are regularly evaluated by comparing their applicable estimated future net cash flows to the unamortized net book value of the intangible asset. Any impairment would be charged to income in that period.

INTEREST

Interest expense reflects carrying costs on lease obligations, interest on capital lease obligations and interest on the revolving bank term loan.

INCOME TAXES

Petrowest, and its operating entities, are taxable entities under the Income Tax Act of Canada and are currently taxable only on income that is not distributed or distributable to the unit holders. As the trust currently distributes all of its taxable income to the unit holders, no provision for income taxes has been made in these consolidated financial statements.

On October 31, 2006, the Minister of Finance (Canada) announced income tax proposals which, if enacted, would modify the taxation of certain flowthrough entities including mutual fund trusts and their unitholders (the "October 31 Proposals"). The October 31 Proposals will apply to a specified investment flowthrough ("SIFT") trust and will apply a tax at the trust level on distributions of certain income from such SIFT trust at a rate of tax comparable to the combined federal and provincial corporate tax rate. These distributions will be treated as dividends to the Trust unitholders.

On March 19, 2007, the Government of Canada tabled in Parliament Bill C-52 draft legislation to implement the October 31 Proposals discussed above. Bill C-52, which has received first reading, appears to be generally consistent with details included in the October 31 announcement.

It is expected that Petrowest will be characterized as a SIFT trust and as a result would be subject to the October 31 Proposals. The October 31 Proposals are to apply commencing January 1, 2007 for all SIFT trusts that begin to be publicly traded after October 31, 2006 and commencing January 1, 2011 for all SIFT trusts that were publicly traded on or before October 31, 2006. Subject to the qualification below regarding the possible loss of the four year grandfathering period in the case of undue expansion, it is expected that Petrowest will not be subject to the October 31 Proposals until January 1, 2011.

Under the existing provisions of the Income Tax Act, Petrowest can generally deduct, in computing its income for a taxation year, any amount of income that it distributes to unitholders in the year and, on that basis, Petrowest is generally not liable for any material amount of tax.

Pursuant to the October 31 Proposals, commencing January 1, 2011, (subject to the qualification below regarding the possible loss of the four year grandfathering period in the case of undue expansion), Petrowest will not be able to deduct certain of its distributed income (referred to as specified income). Petrowest will become subject to a distribution tax on this specified income at a special rate estimated to be 31.5%.

Petrowest may lose the benefit of the four year grandfathering period if Petrowest exceeds the limits on the issuance of new trust units and convertible debt that constitute normal growth during the grandfathering period (subject to certain exceptions). The normal growth limits are calculated as a percentage of Petrowest's market capitalization of $248.9 million on October 31, 2006 as follows: 40 percent for the period November 1, 2006 to December 31, 2007, 20 percent for each of 2008, 2009 and 2010. Unused portions may be carried forward until December 31, 2010.

Pursuant to the October 31, 2007 proposals, the distribution tax will only apply in respect of distributions of income and will not apply to returns of capital.

If the October 31 Proposals are implemented, it is expected that the imposition of tax at the Petrowest Trust level under the October 31 Proposals will materially reduce the amount of cash available for distributions to unitholders and Petrowest may be required to make income tax provisions in the future.

NET INCOME

Net loss for the period ended March 31, 2007 was $(2,224,339). This represents a net loss per unit of $0.08, basic and fully diluted.

RECONCILIATION OF NET EARNINGS TO EBITDA AND DISTRIBUTABLE CASH

Management views distributable cash as an operating performance measure, as it is a measure generally used by Canadian income funds as an indicator of financial performance. As the Trust will distribute substantially all of its cash on an ongoing basis (after providing for certain amounts described below) and since EBITDA (as defined in "Non-GAAP Measures") are metrics used by many investors to compare issuers on the basis of their ability to generate cash from operations, management believes that, in addition to net earnings, EBITDA is a useful supplemental measure from which to make adjustments to determine distributable cash. The estimate of distributable cash has been prepared using assumptions which management believes are reasonable and supportable, all of which reflect the Partnerships planned course of action given management's judgment about the most probable set of economic conditions.

$000s	For the three months ended March 31, 2007
Net loss	(2,225)
Interest	544
Amortization of property and equipment	5,131
Amortization of intangibles	2,180
Interest income	(50)
Loss on disposal of property and equipment	246
EBITDA	5,826
Unit based compensation	270
Interest	(544)
Distributable Cash	5,552

RECONCILIATION OF CASH FLOW FROM OPERATIONS TO DISTRIBUTABLE CASH

$000s	For the three months ended March 31, 2007
Cash flow from operations	(1,728)
Changes in non-cash working capital items	7,330
	5,602
Interest income	(50)
Distributable Cash	**5,552**
Distributions funded from financing activities	**2,931**
Combined total distributions paid or payable[1]	**8,483**
Payout ratio[2] – combined unitholders	**153%**

(1) *Combined total distributions paid or payable is calculated as total units outstanding of 28,275,094 multiplied by the approved distributions for the period of $0.30 per unit.*

(2) *Payout ratio is a fraction of which distributions paid or payable of* $8,482,528 *is the numerator and distributable cash of* $5,552,501 *is the denominator.*

DISTRIBUTABLE CASH

In the calculation of distributable cash management has not provided a reserve for maintenance capital expenditures. Currently all significant maintenance expenditures have been expensed within the current period and no required maintenance have been deferred on any equipment. In addition, since commencement of operations in September of 2006, the Trust has added approximately $40 million in additional equipment financed by debt and operating leases that have increased the capacity of each segment by at least 25%.

In light of the current significant weakening of the energy sector activity and current lower equipment utilization, management believes that the significant capital expenditures incurred in the prior period for the replacement of older equipment and increase in capacity, provide the Trust with the capacity to sustain operations into 2008 without the need for any significant additional maintenance capital expenditures.

Further capital expenditures for the year, to the extent they are approved, will be targeted toward the gravel crushing operations that have confirmed work into 2008 that exceed present capacity levels.

It is anticipated that a return to more normal levels of energy sector activity will require a future provision for maintenance capital expenditures in 2008 to replace older equipment. It is anticipated that this provision will be in the range of $3.5 million to $6.5 million per annum depending on future activity levels and equipment utilization.

Cash used in operations

Excluding the effects of changes in non-cash working capital items, cash flow from operations for the three months ended March 31, 2007 was $5,602,501.

Cash provided from financing activities

Cash from financing activities in the net amount of $1,397,472 were provided from the drawdown of the Trust's operating line of credit of $10 million which is offset by the distributions of $8.6 million.

Cash used in investing activities

Investment activities relate to the purchase of new property and equipment assets and the payment of required final purchase price adjustment amounts

DISTRIBUTIONS

Actual distributions paid in the quarter by the Trust to unitholders are as follows:

Distributions to Trust Unit Holders

Record Date	Date Paid	Amount per Unit	Total Distributions
December 31, 2006	January 15, 2007	$0.10	$2,676,509
January 31, 2007	February 15, 2007	$0.10	$2,676,509
February 28, 2007	March 15, 2007	$0.10	$2,676,509

Distributions to Subordinated Unit Holders

Record Date	Date Paid	Amount per Unit	Total Distributions
December 31, 2006	March 23, 2007	$0.37667	$568,772

Future distributions and the actual payout ratio will be at the discretion of the Board of Directors of Petrowest Energy Services General Partner Ltd. and may vary depending on the current and anticipated level of activity in the energy services industry as well as the operational performance of the various partnerships.

PROPERTY AND EQUIPMENT EXPENDITURES

Property and equipment asset acquisitions incurred in the quarter were $3,730,945.

CONTRACTUAL OBLIGATIONS – PAYMENTS DUE BY PERIOD

	As at March 31, 2007				
$000s	< 1 year	1 - 3 Years	4 - 6 Years	Thereafter	Total
Bank Indebtedness[1]	2,083	22,917	-	-	25,000
Obligations under Capital leases[2]	206	640	-	-	846
Operating Leases on Equipment [3]	9,490	10,692	958	-	21,140
Operating Leases on Offices, Shop and yards [3]	1,438	4,314	719	-	6,471
TOTAL	13,217	38,563	1,677	-	53,457

Notes

(1) Bank Indebtedness is described under Note 7 to the March 31, 2007 Consolidated Financial Statements.
(2) Obligations under Capital leases is described under Note 9 to the December 31, 2006 Consolidated Financial Statements.
(3) Operating lease obligations are described under Note 11 to the March 31, 2007 Consolidated Financial Statements.

LIQUIDITY

Working Capital

$000s	As at March 31 2007
Accounts receivable	36,596
Prepaid expenses and deposits	2,242
Inventory	3,730
Excess of checks issued over deposits	(116)
Accounts payable and accrued liabilities	(12,065)
Distributions payable	(3,125)
Current portion of revolving equipment loan	(2,083)
Current portion of obligations under capital leases	(206)
Working capital	24,973

Working capital at March 31, 2007 was $24,973,602 represents a working capital ratio of 2.42 :1.

REVOLVING BANK TERM LOAN

The Trust has a $60 million operating line of credit facility available for growth capital, acquisition and working needs. Loan security is provided by a first charge debenture, a general security agreement and a general assignment of book debts. No principal repayments are required on the revolving bank term loan until 90 days after the end of the term of the loan. Principle is then repayable in twelve equal quarterly installments over 36 months. No principal payment is required if the loan is renewed. Interest is payable monthly at rates between prime and prime + 1.0% depending on the Trust's debt to EBITDA ratio. Current debt levels require payment of interest at prime.

As at March 31, 2007 the Trust had drawn $25,000,000 on its credit facility for use in the acquisition of equipment and retirement of purchase price adjustments. $22,916,667 has been classified a long term as the first quarterly installment payment of $2,083,333, if requested at the end of the term in November of 2007, would be due February of 2008. The remaining eleven quarterly installments would be repayable over 3 years.

UNITHOLDERS' EQUITY

The Trust is authorized to issue an unlimited number of Trust Units. Prior to the conversion of the Subordinated Units, holders of Trust Units will be entitled to receive per month distributions in priority to any payments on the Subordinated Units.

The Trust is authorized to issue an unlimited number of Subordinated Units. Distributions on the Subordinated Units will be subordinated in favour of Trust Units. Distributions on the Subordinated Units will only be paid at the end of a fiscal quarter to the extent that: (i) the Trust has paid distributions per month of at least $0.10 per Trust Unit to holders of Trust Units during that quarter, and, (ii) any deficiency in such distributions to holders of Trust Units during the preceding 12 months has been satisfied.

The Trust is authorized to issue an unlimited number of Special Voting Units which are not entitled to any distributions. No Special Voting Units have been issued to date.

Issued	**Outstanding**	**$000's**
Trust Units issued for cash net of issue costs	14,000,000	128,118
Trust Units issued on acquisitions (note 4)	12,765,094	127,651
Total Units	26,765,094	255,769
Subordinated Units		
Issued for cash	1,510,000	1,510
Issued for promissory notes	-	3,020
Less: Amount issued for promissory notes	-	(3,020)
Basic and Fully Diluted	28,275,094	257,279

Trust Units were issued on closing of the initial public offering on September 7, 2006 at a price of $10.00 per unit. Trust issue costs in conjunction with the offering were $11,882,043.

Prior to the IPO, the Trust issued to various insiders an aggregate of 1,510,000 Subordinated Units at a price of $3.00 per Subordinated Unit, $4,530,000 in the aggregate to be satisfied by payment of $1.00 in cash and $2.00 by way of a three-year promissory note that may be forgiven at the option of the Trust over three years if the subscriber remains as a director, officer or employee of Petrowest.

RELATED PARTY TRANSACTIONS

Petrowest paid rents for office and shop space under leases entered into with certain former vendors in the amount of $321,460. Future lease commitments associated with the transactions are included in note 13 to the financial statements.

Transactions were estimated to equal fair market value.

FINANCIAL INSTRUMENTS

On January 1, 2007, the Trust adopted the new CICA Handbook sections *3855 - Financial Instruments – Recognition and Measurement, 1530 – Comprehensive Income, and 3865 – Hedges*. The financial instruments standard establishes the recognition and measurement criteria of financial assets, financial liabilities and derivatives. All financial instruments are required to be measured at fair value on initial recognition of the instrument, except for certain related party transactions. Measurement in subsequent periods depends on whether the financial instrument has been classified as held-for-trading, available-for-sale, held-to-maturity, loans and receivables, or other financial liabilities as defined by the standard.

Financial assets and financial liabilities held-for-trading are measured at fair value with changes in those fair values recognized in net earnings (loss). Financial assets available-for-sale is measured at fair value, with changes in those fair values recognized in other comprehensive income (loss). Financial assets held-to-maturity, loans and receivables and other financial liabilities are measured at amortized cost using the effective interest method of amortization. The methods used by the Trust in determining the fair value of financial instruments are unchanged as a result of implementing the new standard.

The Trust has no financial instruments or activities that give rise to other comprehensive income (loss). The Trust's cash and cash equivalents are designated as held-for-trading and are measured at carrying value, which approximates fair value due to the short-term nature of these instruments. Accounts receivable are designated as loans and receivables. Accounts payable and accrued liabilities, distribution payable, and the credit facility are designated as other liabilities and are recorded at cost.

CRITICAL ACCOUNTING ESTIMATES AND ACCOUNTING POLICIES

Critical Accounting Estimates

The unaudited interim consolidated financial statements for the quarter ended March 31, 2007 have been prepared in accordance with the accounting policies described in the notes to the annual audited financial statements posted on SEDAR. As a normal part of the financial statement preparation process, management is required to make estimates and assumptions based on information available as at the financial statement date. These estimates and assumptions affect the reported amounts of assets and liabilities, the possible disclosure of contingent assets and liabilities at the date of the financial statements and the amount of revenue and expense reported for the period.

Although estimates and assumptions must be made during the financial statement preparation process, it is management's opinion that none of the estimates or assumptions were highly uncertain at the time they were made. The most significant estimates in Petrowest's financial statements are the amortization period for property and equipment, valuation of assets in the purchase equation, assumptions used in the binomial valuation methodology and recoverability of accounts receivable.

KEY RISKS AND UNCERTAINTIES

Risks are detailed in the Trust's prospectus dated August 28, 2006 which is available in electronic form at www.sedar.com and will be detailed in the Trust's Annual Information Form and the Audited Consolidated Financial Statements and Management Discussion and Analysis for the year ended December 31, 2006 which will be available in electronic form at www.sedar.com after March 31, 2007.

FINANCIAL DISCLOSURES

During the period ended March 31, 2007, no change occurred to Petrowest's internal control over financial reporting that has materially affected or is reasonably likely to materially affect Petrowest's internal control over financial reporting.

The Chief Executive Officer and the Chief Financial Officer continue to evaluate the effectiveness of Petrowest's disclosure controls and procedures taking into consideration the functions performed by its Disclosure Committee, the review and oversight of all executive officers and the board, as well as the process and systems in place for filing regulatory and public information. Petrowest's established review process and disclosure controls are designed to ensure that all required information, reports and filings required under Canadian securities legislation are properly submitted and recorded in accordance with those requirements over financial reporting as of March 31, 2007 pursuant to the requirements of Multilateral Instrument 52-109 of the Canadian Securities Administrators.

Petrowest has integrated nine private companies and completed the data conversion of the existing accounting systems within the Acquired companies to a common accounting system platform. All nine entities were live on the new accounting platform as at January 1, 2007.

As part of the Trust's transition from nine owner managed control environments that existed in the Acquired Companies to an acceptable public company control environment, the Trust engaged third party consultants to assist with the design, documentation and testing of original internal control systems, new proposed improvements, interim measures during the conversion and planned implementation on completion of the conversion. By their nature certain planned controls, or controls that would exist on

completion of the data conversion, could not be tested because they were not fully operational at the time of testing.

Based on the ongoing evaluations performed, the CEO and CFO have concluded that the design and operation of the Trust's disclosure controls and procedures were effective as at March 31, 2007 to ensure that information required to be disclosed by the Trust in reports filed under Canadian securities laws is gathered, recorded, processed, summarized and reported within the time periods specified under Canadian securities laws and is accumulated and communicated to management, including the CEO and CFO, to allow timely decisions regarding required disclosure as required under Canadian securities laws.

Further, based on the Trust's mitigating procedures, the CEO and the CFO have satisfied themselves that potential weaknesses in controls as described in the 2006 year end management discussion and analysis, have not resulted in material errors in the financial statements of the current quarter. Management and the Board of Directors are committed to transparency and completeness of financial reporting and disclosure. The existence of the identified control weaknesses need not necessarily be interpreted as evidence of a lack of integrity, of unsound business practices or of unacceptable risks to its shareholders and other related parties.

It should be noted that while Petrowest's principal executive officer and principal financial officer believe that Petrowest's disclosure controls and procedures provide a reasonable level of assurance that they are effective, they do not expect that Petrowest's disclosure controls and procedures or internal control over financial reporting will prevent all errors and fraud. A control system, no matter how well conceived or operated, can provide only reasonable, not absolute, assurance that the objectives of the control system are met.

Internal control systems, no matter how well designed, have inherent limitations. Therefore, even those systems determined to be effective can provide only reasonable assurance with respect to financial statement preparation and presentation. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate

OUTLOOK

Petrowest believes it will exit the year on an upward trend and with a strong balance sheet. The projected 2007 exit Debt to EBITDA ratio target is 1.37 times or less and the projected annual average distribution to EBITDA ratio is 85% or less.

The Petrowest 2007 projections are based on the following facts and assumptions:

- The projected accretiveness of the pending acquisitions.
- Larger regional footprint in northern Alberta and British Columbia.
- The current positive working capital balance of $25.0 million.
- Current long term debt of $25.8 mm versus line of credit of $60 million.
- Minimal growth capital required to the end of 2007.
- Improving natural gas prices and continued strong oil price.
- Clients expressing confidence in a more active second half based on expanded budgets.
- Implementation of a DRIP program.
- A participation rate (averaging 75 % take up) by the active founding vendors in the new DRIP program.

Management and the Board of Directors of Petrowest recognize that the exit numbers at the end of 2007 are sustainable only in the short term. Long term distribution payout ratios at or less than 75% and debt to EBITDA ratios of less than 1:1 are still the primary objectives for sustainable operations and long term stable growth of the Trust.

Based on the above facts and assumptions, and recognizing the long term primary objectives of the Trust, Management and the Board of Directors have elected to maintain distributions at the current level. However, changes to circumstances, indications of a prolonged downturn in energy activity, or current unforeseen circumstances including the failure of the base business operations or the new acquisitions to perform as expected could result in the necessity for future distribution cuts to ensure satisfactory year end exit numbers and that the Trust will exit the year end on an upward trend.

ADDITIONAL CORPORATE INFORMATION

Additional information relating to the Trust including the Trust's Annual Information Form, can be found on SEDAR at www.sedar.com and on the Trust's website at www.petro-west.com

FORWARD LOOKING STATEMENTS

Certain information and statements contained in this MD&A constitute forward-looking information, including the anticipated costs associated with the purchase of capital equipment, expectations concerning the nature and timing of growth within the various business units operated through affiliates of the Trust, expectations respecting the competitive position of such business units, expectations concerning the financing of future business activities, statements as to future economic and operating conditions, oil sands production and investment, oil sands reserves and revenues from oil and gas and non-oil and gas activities. **Readers should review the cautionary statement respecting forward-looking information that appears below. Any forward statements are made as of the date hereof and the Trust does not undertake to publicly update and review such statements to reflect new events, subsequent events or otherwise.**

The information and statements contained in this MD&A that are not historical facts are forward-looking statements. Forward-looking statements (often, but not always, identified by the use of words such as "seek", "plan", "continue", "estimate", "project", "predict", "potential", "targeting", "intend", "could", "might", "should", "believe", "expect", "may", "anticipate" or "will" and similar expressions) may include plans, expectations, opinions, or guidance that are not statements of fact. Forward-looking statements are based upon the opinions, expectations and estimates of management as at the date the statements are made and are subject to a variety of risks and uncertainties and other factors that could cause actual events or outcomes to differ materially from those anticipated or implied by such forward-looking statements. These factors include, but are not limited to, such things as changes in industry conditions (including the levels of capital expenditures made by oil and gas producers and explorers), the credit risk to which the Trust is exposed in the conduct of its business, fluctuations in prevailing commodity prices or currency and interest rates, the competitive environment to which the various business units are, or may be, exposed in all aspects of their business, the ability of the Trust's various business units to access equipment (including parts) and new technologies and to maintain relationships with key suppliers, the ability of the Trust's various business units to attract and maintain key personnel and other qualified employees, various environmental risks to which the Trust's business units are exposed in the conduct of their operations, inherent risks associated with the conduct of the businesses in which the Trust's business units operate, timing and costs associated with the acquisition of capital equipment, the impact of weather and other seasonal factors that affect business operations, availability of financial resources or third-party financing and the impact of new laws or changes in administrative practices on the part of regulatory authorities. Forward-looking information respecting the anticipated costs associated with the purchase of capital equipment are based upon historical prices for various classes of equipment, expectations relating to the impact of inflation on the future cost of such equipment and management's views concerning the negotiating leverage of the Trust and its affiliates. Forward-looking information concerning the nature and timing of growth within the various business units is based on the current budget of the Trust (which is subject to change), factors that affected the historical growth of such

business units, sources of historic growth opportunities and expectations relating to future economic and operating conditions. Forward-looking information concerning the future competitive position of the Trust's business units is based upon the current competitive environment in which those business units operate, expectations relating to future economic and operating conditions and current and announced build programs and other expansion plans of other organizations that operate in the energy service business. Forward-looking information concerning the financing of future business activities is based upon the financing sources on which the Trust and its predecessors have historically relied and expectations relating to future economic and operating conditions. Forward-looking information concerning future economic and operating conditions is based upon historical economic and operating conditions, opinions of third-party analysts respecting anticipated economic and operating conditions. Although management of the Trust believes that the expectations reflected in such forward looking statements are reasonable, it can give no assurance that such expectations will prove to have been correct. ***Accordingly, readers should not place undue reliance upon any of the forward-looking information set out in this MD&A.*** *All of the forward looking statements of the Trust contained in this MD&A are expressly qualified, in their entirety, by this cautionary statement. The various risks to which the Trust is exposed are described under "Key Risks and Uncertainties" herein and under "Risk Factors" detailed in the Trust's prospectus dated August 28, 2006 and the Trust's Annual Information Form dated April 2, 2007*

Petrowest Energy Services Trust
Consolidated Balance Sheet (unaudited)

$000's

Assets	**March 31, 2007**	**December 31, 2006**
Current assets		
Cash and cash equivalents	-	9,312
Accounts receivable	36,596	38,498
Prepaid expenses and other	2,242	1,517
Inventory	3,730	3,454
	42,568	52,781
Property and equipment (note 5)	89,305	91,298
Intangible assets (note 6)	51,258	53,438
Goodwill (note 4)	97,949	98,068
	281,080	295,585
Liabilities		
Current liabilities		
Bank overdraft	116	-
Accounts payable and accrued liabilities	12,065	20,296
Distributions payable	3,125	3,245
Purchase Price Adjustment Payable (note 4)	-	6,422
Current portion of obligations under capital leases	206	87
Current portion of revolving bank term loan (note 7)	2,083	-
	17,595	30,050
Obligations under capital leases	640	169
Revolving bank term loan (note 7)	22,917	15,000
	41,152	45,219
Unitholders' Equity		
Units (note 8)	257,279	257,279
Contributed surplus	628	358
Accumulated earnings	1,154	3,379
Accumulated cash distributions to unitholders	(19,133)	(10,650)
	239,928	250,366
	281,080	295,585

Commitments (note 11)

Subsequent events (note 13)

See accompanying notes to the interim unaudited consolidated financial statements

Approved on behalf of the board:

Ken Drysdale　　　　Gerald Romanzin

Petrowest Energy Services Trust

Consolidated Statement of Loss, Comprehensive Loss and Accumulated Earnings

For the three months ended March 31, 2007	(Unaudited)
	$000's
Revenue	32,863
Expenses	
Operating expenses	25,346
General and administrative	1,691
Interest	544
Amortization	7,311
	34,892
	(2,029)
Other income	
Loss on disposal of property and equipment	(246)
Interest income	50
	(196)
Net loss and comprehensive loss for the period	(2,225)
Accumulated earnings- beginning of period	3,379
Accumulated earnings- end of period	1,154
Net loss per unit - basic and diluted (note 8)	($0.08)

See accompanying notes to the interim unaudited consolidated financial statements

Petrowest Energy Services Trust

Consolidated Statement of Cash Flows

For the three months ended March 31, 2007 **(Unaudited)**

	$000's
Cash provided by (used in)	
Operating activities	
Net loss for the period	(2,225)
Items not affecting cash	
Amortization of tangible assets	5,131
Amortization of intangible assets	2,180
Unit-based compensation	270
Loss on disposal of property and equipment	246
	5,602
Changes in non-cash working capital	
Accounts receivable	1,902
Prepaid expenses	(725)
Inventory	(276)
Accounts payable and accrued liabilities	(8,231)
	(1,728)
Financing activities	
Unitholder distributions	(8,603)
Proceeds from revolving term bank loan	10,000
	1,397
Investing activities	
Adjustments to the Acquisition of Acquired Companies–working capital	119
Proceeds on property and equipment disposals	936
Purchase of property and equipment	(3,730)
Purchase price adjustment	(6,422)
	(9,097)
Decrease in cash and cash equivalents	(9,428)
Cash and cash equivalents, beginning of period	9,312
Bank overdraft, end of period	(116)
Supplementary information	
Interest paid	544
Income taxes paid	-
Non cash transactions	
Property and equipment purchase through capital leases	590

See accompanying notes to the interim unaudited consolidated financial statements

1 Nature of the Organization

Petrowest Energy Services Trust ("Petrowest" or the "Trust") is an open-ended unincorporated mutual fund trust established under and governed by the laws of the Province of Alberta pursuant to the Deed of Trust dated July 6, 2006. Commercial operations of the Trust commenced on September 7, 2006 and Petrowest began publicly trading on the Toronto Stock Exchange on that same day under the trading symbol PRW.UN. As such, since the trust was formed on July 6, 2006, there is no comparable quarter included in these financial statements.

2 Accounting Policies

These consolidated interim financial statements are stated in Canadian dollars and have been prepared by management in accordance with Canadian Generally Accepted Accounting Principles ("GAAP"). They follow the same accounting policies as the audited consolidated financial statements for the year ended December 31, 2006, except as discussed below, and should be read in conjunction with these statements.

On January 1, 2007, the Trust adopted the new CICA Handbook sections *3855 - Financial Instruments – Recognition and Measurement, 1530 – Comprehensive Income, and 3865 – Hedges.* The financial instruments standard establishes the recognition and measurement criteria of financial assets, financial liabilities and derivatives. All financial instruments are required to be measured at fair value on initial recognition of the instrument, except for certain related party transactions. Measurement in subsequent periods depends on whether the financial instrument has been classified as held-for-trading, available-for-sale, held-to-maturity, loans and receivables, or other financial liabilities as defined by the standard.

Financial assets and financial liabilities held-for-trading are measured at fair value with changes in those fair values recognized in net earnings (loss). Financial assets available-for-sale is measured at fair value, with changes in those fair values recognized in other comprehensive income (loss). Financial assets held-to-maturity, loans and receivables and other financial liabilities are measured at amortized cost using the effective interest method of amortization. The methods used by the Trust in determining the fair value of financial instruments are unchanged as a result of implementing the new standard.

The Trust has no financial instruments or activities that give rise to other comprehensive income (loss). The Trust's cash and cash equivalents are designated as held-for-trading and are measured at carrying value, which approximates fair value due to the short-term nature of these instruments. Accounts receivable are designated as loans and receivables. Accounts payable and accrued liabilities, distribution payable, and the credit facility are designated as other liabilities and are recorded at cost.

3 Seasonality

Petrowest's operations are in northern Alberta and northeast British Columbia. Accordingly, the operations are susceptible to the impacts of the seasons. Quarter one is in the winter months and is subject to frozen conditions, periods of extreme cold and snow. This is typically a busy quarter for oil and gas exploration and development as drilling activity focuses on areas located in muskeg and swamp type conditions not normally accessible in a non-frozen state. Quarter two is generally the slowest period for Petrowest's operations. Spring time melt conditions result in soft, wet ground generally referred to as spring breakup, and the implementation of road bans which prevent heavy load transportation on roadways. Quarter three encompasses the summer months, and Petrowest's activity is average with work relating to oil and gas projects in areas that do not entail access through muskeg. Quarter four starts out similar to the summer activity and ramps up as the ground freezes and access is permitted.

4 Acquisitions

Pursuant to a prospectus dated August 28, 2006, Petrowest issued Units of the Trust and used the proceeds, through its subsidiaries, to acquire 100% of the outstanding shares of Safetymaster Rentals Corporation, R Bee Crushing Ltd., Wales Contractors Ltd., Roy Larson Construction Ltd., Gordon Bros. Construction Ltd., 404434 Alberta Corporation, Murtron Hauling Ltd., Neuwest Equipment Rentals Inc, Northern Tractor Sales and Rentals Co. Ltd., and their affiliates ("Acquired Companies"). The estimated purchase price of the Acquired Companies calculated as the base purchase price plus working capital less debt was $230,934,992, subject to post closing adjustments for actual working capital and debt and the sale of redundant assets.

The Acquisitions have been accounted for using the purchase method with the assets acquired and liabilities assumed recorded at their estimates of fair value. An allocation of the consideration is as follows:

Net assets acquired	**$000's**
Cash acquired on acquisition	6,115
Accounts receivable	37,648
Prepaid expenses	680
Inventories	4,158
Accounts payable and accrued liabilities	(27,257)
Income taxes payable	(215)
Property and equipment	82,699
Intangibles	56,223
Goodwill	97,949
Total	258,000
Consideration given for value of shares and shareholder loans of acquired companies	
Net cash to vendors	103,284
Cash repayment of working capital adjustments	(2,055)
Purchase price adjustment	6,422
Retirement of long-term debt and capital lease obligations	22,698
	130,349
Trust Units (12,765,094 units issued)	127,651
Total	258,000

5 Property and Equipment

$000's	Cost	Accumulated Amortization	March 31, 2007 Net Book Value	December 31, 2006 Net Book Value
Buildings,portable buildings and fencing	3,774	234	3,540	3,284
Heavy equipment	81,230	8,629	72,601	75,087
Equipment under capital lease	969	43	926	247
Vehicles	2,548	471	2,077	2,281
Trailers	7,784	596	7,188	7,427
Equipment	2,337	578	1,759	1,941
Office furniture and equipment	194	43	151	148
Communications, computer hardware and software	716	168	548	420
Leasehold improvements	47	1	46	46
Subtotal	99,599	10,763	88,836	90,881
Assets under construction	469	-	469	417
	100,068	10,763	89,305	91,298

6 Intangible Assets

		$000's	March 31, 2007	December 31, 2006
	Cost	Accumulated Amortization	Net Book Value	Net Book Value
Non Competition Agreements	26,786	3,009	23,777	25,098
Brand and Trade Names	5,387	605	4,782	5,048
Customer Relationships	24,050	1,351	22,699	23,292
Total	56,223	4,965	51,258	53,438

7 Revolving Bank Term Loan

The Trust has a $60 million credit facility available for growth capital, acquisition and working capital needs. Loan security is provided by a first charge debenture, a general security agreement and a general assignment of book debts. The credit facility has a one year revolving term which may be extended over an additional 364 days at the discretion of the lender on application by the trust. No principal repayments are required until 90 days after the end of the term of the loan. Principal is then repayable in twelve equal quarterly installments over 36 months. Interest is payable monthly at floating rates between prime and prime + 1.0% depending on the Trust's debt to trailing twelve month EBITDA ratio. The term "EBITDA" is defined as: earnings before interest expenses net of interest income, gain on disposal of assets, amortization of property and equipment and amortization of intangible assets.

Current debt levels require payment of interest at prime.

As at March 31, 2007 the Trust had drawn $25,000,000 on its credit facility for use in the acquisition of equipment. If requested at the end of the term in November of 2007, the first quarterly principal payment would not be due until February 2008 and $2,083,333 has been reported as the current portion.

Principal payments due in the next four years as at March 31, 2007 are as follows:

	$000's
2007	-
2008	2,083
2009	8,333
2010	8,333
2011	6,251

8 Unitholders' Capital

Authorized

The Trust is authorized to issue an unlimited number of Trust Units. Holders of Trust Units will be entitled to receive monthly distributions to the extent declared by the Trust's Board of Trustees in priority to any payments on the Subordinated Units.

8 Unitholders' Capital - continued

Issued

	Outstanding	$000's
Trust Units issued for cash net of issue costs	14,000,000	128,118
Trust Units issued on acquisitions (note 3)	12,765,094	127,651
Total Units	26,765,094	255,769
Subordinated Units		
Issued for cash	1,510,000	1,510
Issued for promissory notes	-	3,020
Less: Amount issued for promissory notes	-	(3,020)
Basic and fully diluted – December 31, 2006 and March 31, 2007	28,275,094	257,279

Trust Units were issued on closing of the initial public offering on September 7, 2006 at a price of $10.00 per unit. Trust issue costs in conjunction with the offering were $11,882,043.

Prior to the IPO, the Trust issued to various insiders an aggregate of 1,510,000 Subordinated Units at a price of $3.00 per Subordinated Unit, $4,530,000 in the aggregate to be satisfied by payment of $1.00 in cash and $2.00 by way of a three-year promissory note that may be forgiven at the option of the Trust over three years if the subscriber remains as a director, officer or employee of Petrowest.

9 Stock Based Compensation

Petrowest implemented a stock option plan whereby options to acquire Trust Units may be granted to directors, officers, employees and consultants.

The aggregate number of Trust units issuable upon the exercise of options outstanding under the plan at any time may not exceed 10% of the issued and outstanding Trust Units. The period during which an option granted under the Plan is exercisable may not exceed five years from the date such option is granted. The options issued under the Plan vest 1/3 after one year, 1/3 after two years and 1/3 after three years.

As at March 31, 2007	Number of options outstanding	Weighted average exercise price
Granted – September 7, 2006	2,605,000	$10.00
Expired	-	-
Outstanding, December 31, 2006 and March 31, 2007	2,605,000	$10.00
Exercisable, December 31, 2006 and March 31, 2007	-	-

The Trust recorded compensation expense and contributed surplus of $270,000 for the three months ended March 31, 2007. Compensation expense has been included in general and administrative expenses.

10 Related Party Transactions

Petrowest paid rents for office and shop space under leases entered into with certain former vendors in the amount of $321,460. Future lease commitments associated with the transactions are included in note 11.

Transactions were estimated to equal fair market value.

11 Commitments

The Trust has entered into operating leases for office and shop premises and equipment that provide for minimum annual lease payments in the twelve month periods ending as follows:

	$000's
March 31, 2008	10,928
March 31, 2009	9,100
March 31, 2010	5,944
March 31, 2011	4,018
March 31, 2012	2,396

12 Segmented Information

The Trust determines its reportable segments based on the structure of its operations, which are primarily focused on four principal business segments – Construction, Transportation, Civil and Rentals. The following is selected financial information for each business segment.

For the three months ended March 31, 2007 **(unaudited)**

$000's	Construction	Transportation	Civil	Rentals	Corporate	Total
Total Revenue	10,661	12,232	9,976	2,365	-	35,234
Less inter-segment revenue	(677)	(925)	(25)	(744)	-	(2,371)
Revenue	9,984	11,307	9,951	1,621	-	32,863
Operating and general and administrative	7,663	9,507	6,809	1,367	1,691	27,037
Interest Expense	4	3	38	3	496	544
Interest income	(1)	(1)	(0)	(0)	(48)	(50)
Loss on disposal of equipment	83	4	159	-	-	246
Amortization	2,309	1,816	1,497	1,521	168	7,311
Net loss	(74)	(22)	1,448	(1,270)	(2,307)	(2,225)

12 Segmented Information - continued

As at March 31, 2007 (unaudited)

Selected balance sheet items	Construction	Transportation	Civil	Rentals	Corporate	Total
Property and equipment	28,221	18,580	21,504	19,164	1,836	89,305
Intangibles	15,202	18,752	9,063	8,241	-	51,258
Goodwill	26,800	31,539	26,225	13,385	-	97,949

All transactions between segments were initially recorded at approximate market rates. Transactions between segments have been eliminated on consolidation.

13 Subsequent Events

On May 9, 2007 Petrowest entered into agreements to acquire all of the outstanding shares and shareholder loans of Cutbank Trucking Ltd. and Cutbank Transport Ltd., (collectively, "Cutbank"), Jim Moffatt Construction Ltd. and 921639 Alberta Ltd., (collectively, "Jim Moffatt Construction"), Quigley Contracting Ltd, 529805 B.C. Ltd. and LMQ Enterprises Ltd., (collectively, "Quigley Contracting Ltd."), Rick's Mechanical Services Ltd. and Tri-Dave Gravel Sales Ltd (the "Acquired Companies"). The maximum total purchase price for the Acquired Companies will be approximately $94.2 million, comprised of the payment of approximately $50.4 million in cash, the issuance of approximately 4.3 million trust units of Petrowest and the assumption of approximately $10.2 million of debt of the Acquired Companies (assuming a trust unit price of $7.75). The effective maximum total purchase price is reduced by changes in working capital for the period from January 1, 2007 to closing which accrue to the benefit of Petrowest. In addition, the terms of the agreements require minimum working capital on the acquisitions to be approximately $11.1 million in the aggregate. It is estimated that actual cash balances acquired on closing will be in excess of $6.0 million. The revenue generated by these companies in aggregate over their last fiscal year was approximately $76.6 million.

The Acquisitions will be accounted for using the purchase method with the assets acquired and liabilities assumed recorded at their estimates of fair value. Approximate consideration is subject to normal course post closing adjustments.

Cutbank Trucking Ltd. and Cutbank Transportation Ltd. are operated together as one business and specialize in hauling logs and gravel and the provision of log loading equipment in Grande Prairie, Alberta. Cutbank Trucking Ltd. was formed in 1972 and Cutbank Transportation Ltd. was formed in 1997.

Jim Moffatt Construction Ltd. is a lease and road building company operating in northern Alberta. Jim Moffatt Construction Ltd. was formed in 1992 and operates from its base in Worsley, Alberta. In addition to lease and road building, Jim Moffatt Construction Ltd. also operates a 250-man camp permanently located in Worsley.

Rick's Mechanical Services Ltd. is a mid-size lease and road builder based in Peace River, Alberta. Rick's Mechanical Services Ltd. was formed in 1993 and has achieved a positive working relationship with the Woodland Cree First Nation in providing services to oil sand developers operating on the traditional lands of the Woodland Cree First Nation.

Quigley Contracting Ltd. is a lease and road building companies operating in Fort St. John, British Columbia. Quigley Contracting Ltd. was formed in 1990 by Rick Quigley. The acquisition of Quigley Contracting Ltd. will expand Petrowest's geographical footprint into the northern regions of British Columbia.

13 Subsequent Events - continued

Tri-Dave Gravel Sales Ltd. is a gravel crushing operation that operates in the Edmonton area. Tri-Dave Gravel Sales Ltd. was formed in 1984. Tri-Dave Gravel Sales Ltd. will provide additional capacity to Petrowest's crushing operations conducted by R. Bee Crushing.

The trust units issued pursuant to the acquisitions will be subject to escrow, with 25% of such units to be issued on the first anniversary of closing and the remainder on the second anniversary of closing.

Effective May 1, 2007, Petrowest signed a memorandum of understanding for the acquisition of the road construction equipment assets owned by a subsidiary of the Woodland Cree First Nations ("WCFN") for $4.0 million. In conjunction with the asset purchase, Petrowest and WCFN will enter into a major strategic alliance, structured as a joint venture, which will see Petrowest provide a combination of services within the WCFN traditional lands.

On April 27, 2007, Petrowest approved the implementation of a DRIP program which provides the opportunity for unitholders to reinvest the cash distributions towards the purchase of additional units from treasury at a price equal to 95% of the average market price based on weighted average trading prices for the ten days prior to distribution payment date.




Petro west

PETROWEST ENERGY SERVICES TRUST ANNOUNCES CASH DISTRIBUTION

Calgary, Alberta, May 22, 2007. Petrowest Energy Services Trust ("Petrowest") (TSX - "PRW.UN") announced today that its cash distribution for month of May 2007 will be $0.10 per trust unit. The distribution will be paid on June 15, 2007 to unitholders of record on May 31, 2007. The trust units will commence trading on an ex-distribution basis on May 29, 2007 at the opening of markets.

Petrowest provides pre-drilling and post-completion oilfield and infrastructure services to the northern region of the western Canadian sedimentary basin. Effective September 7, 2006, Petrowest completed the acquisition of each of, and now carries on the business of each of, Gordon Bros. Construction Ltd., Roy Larson Construction Ltd., Wales Contractors Ltd., D&D Well Services, Murtron Hauling Ltd., R. Bee Crushing Ltd., Safetymaster Rentals Corp. (carrying on business as S.O.S. Oilfield Safety), Neuwest Equipment Rentals Inc., Fitzpatrick Co. Ltd. and Northern Tractor Sales and Rentals Co. Ltd., all of which are based in Grande Prairie, Alberta.

For further information, please contact Kenneth N. Drysdale, President and Chief Executive Officer, or John B. Paul, Chief Financial Officer, at (780) 830-0881 or info@petro-west.com.

This news release contains forward-looking statements that involve substantial known and unknown risks and uncertainties. These forward-looking statements are identified by their use of terms and phrases such as "anticipate," "achievable," "believe," "expect," "estimate," "plan," "intend," "project," "may," "should", "could", "predict", "may," "will," or similar words suggesting future outcomes or language suggesting an outlook. Forward-looking statements and information are based on Petrowest's current beliefs as well as assumptions made by and information currently available to Petrowest concerning anticipated business performance. Although management of Petrowest considers these assumptions to be reasonable based on information currently available to it, they may prove to be incorrect.

Forward-looking statements are subject to many external variables that are beyond Petrowest's control, such as fluctuating prices for crude oil and natural gas, changes in drilling activity, and general local and global economic, political, business and weather conditions. If any of these, or other uncertainties, materialize the actual results of Petrowest may vary materially from those expected.


Petrowest

PETROWEST ENERGY SERVICES TRUST ANNOUNCES CLOSING OF ACQUISITIONS AND EXPANSION OF CREDIT FACILITY

Calgary, Alberta, May 23, 2007.

Petrowest Energy Services Trust ("Petrowest") (TSX - "PRW.UN") announced today that it has completed the acquisition of all of the outstanding shares and shareholder loans of Cutbank Trucking Ltd. Cutbank Transport Ltd., Jim Moffat Construction Ltd., Quigley Contracting Ltd, Rick's Mechanical Services Ltd. and Tri-Dave Gravel Sales Ltd. previously announced on May 9, 2007.

Petrowest also announced that in conjunction with the closing of the acquisitions it completed an expansion of its available line of credit to $120 million under essentially the same terms and conditions of its original facility.

About Petrowest

Petrowest provides pre-drilling and post-completion oilfield and infrastructure services to the northern region of the western Canadian sedimentary basin. In addition to the new acquisitions, Petrowest carries on the business of each of, Gordon Bros. Construction Ltd., Roy Larson Construction Ltd., Wales Contractors Ltd., D&D Well Services, Murtron Hauling Ltd., R. Bee Crushing Ltd., Safetymaster Rentals Corp. (carrying on business as S.O.S. Oilfield Safety), Neuwest Equipment Rentals Inc., Fitzpatrick Co. Ltd. and Northern Tractor Sales and Rentals Co. Ltd., all of which are based in Grande Prairie, Alberta.

For further information, please contact Kenneth N. Drysdale, President and Chief Executive Officer, or John B. Paul, Chief Financial Officer, at (780) 830-0881 or info@petro-west.com.


Petrowest

PETROWEST ENERGY SERVICES TRUST ANNOUNCES CASH DISTRIBUTION

Calgary, Alberta, June 21, 2007. Petrowest Energy Services Trust ("Petrowest") (TSX - "PRW.UN") announced today that its cash distribution for month of June 2007 will be $0.10 per trust unit. The distribution will be paid on July 15, 2007 to unitholders of record on June 30, 2007. The trust units will commence trading on an ex-distribution basis on June 27, 2007 at the opening of markets.

For further information, please contact Kenneth N. Drysdale, President and Chief Executive Officer, or John B. Paul, Chief Financial Officer, at (780) 830-0881 or info@petro-west.com.

This news release contains forward-looking statements that involve substantial known and unknown risks and uncertainties. These forward-looking statements are identified by their use of terms and phrases such as "anticipate," "achievable," "believe," "expect," "estimate," "plan," "intend," "project," "may," "should", "could", "predict", "may," "will," or similar words suggesting future outcomes or language suggesting an outlook. Forward-looking statements and information are based on Petrowest's current beliefs as well as assumptions made by and information currently available to Petrowest concerning anticipated business performance. Although management of Petrowest considers these assumptions to be reasonable based on information currently available to it, they may prove to be incorrect.

Forward-looking statements are subject to many external variables that are beyond Petrowest's control, such as fluctuating prices for crude oil and natural gas, changes in drilling activity, and general local and global economic, political, business and weather conditions. If any of these, or other uncertainties, materialize the actual results of Petrowest may vary materially from those expected.


Petrowest

PETROWEST ENERGY SERVICES TRUST ANNOUNCES JULY CASH DISTRIBUTION

Calgary, Alberta, July 19, 2007. Petrowest Energy Services Trust ("Petrowest") (TSX – "PRW.UN") announces today that its cash distribution for the month of July will be $0.06 per trust unit, a reduction of $0.04 from Petrowest's prior distributions. The distribution will be paid on August 15, 2007 to unitholders of record on July 31, 2007. The trust units will commence trading on an ex-distribution basis on July 27, 2007 at the opening of markets.

The Trust's decision to reduce the distribution is in response to the ongoing weakness in the oil and natural gas drilling forecasts. It is management's current expectation, that given the current high oil pricing, drilling activity as it relates to oil exploration and oil sands development will continue at reasonable levels. However, the ongoing softness in natural gas pricing is expected to continue to curtail natural gas drilling activity resulting in an ongoing net decline in combined activity levels. Management expects that the predicted turnaround for natural gas exploration will now be delayed until later in 2008.

The Trust generates approximately 35% of total annual revenues from non-oil and gas activity, which includes logging and civil infrastructure development. These operations are expected to continue to operate at near capacity for the foreseeable future.

In the longer term, management believes activity levels will recover due to expected strong oil and gas commodity pricing into 2008.

Management and the Board of Directors believe the decision to cut distributions will provide the Trust with the financial flexibility to manage the base business operations during the current downturn, reduce current debt levels, and position Petrowest to capitalize on long term growth opportunities through expansion of its businesses and increased equipment utilization.

Petrowest is an unincorporated, open-ended, limited purpose, mutual fund trust established under the laws of Alberta. Petrowest is a leading provider of pre-drilling and post-completion energy and civil infrastructure services to the northern region of the western Canadian sedimentary basin.

For further information, please contact Kenneth N. Drysdale, President and Chief Executive Officer, or John B. Paul, Chief Financial Officer, at (780) 830-0881 or info@petro-west.com.


Petrowest



PETROWEST ENERGY SERVICES TRUST
APPOINTMENT ANNOUNCEMENT

Calgary, Alberta, July 30, 2007. Petrowest Energy Services Trust ("Petrowest") (TSX – "PRW.UN") Kenneth N. Drysdale, President & CEO is pleased to announce the recent appointment of Keith D. Hudson as Vice President, Business Development and officer of Petrowest.

Keith has his Chartered Financial Analyst (CFA) designation, is a member of the Society of Financial Analysts and has a Bachelor of Business Administration in Finance. He brings over 25 years of financial, commercial, and business development experience in the oil & gas industry, most recently managing the financial and commercial operations for the international business unit of a large integrated oil & gas company.

"Keith's knowledge and diversified business experience will be a valuable addition to the Petrowest team and will strengthen our commitment to investor relations, financial forecasting and growth strategies to enhance unitholder value," said Mr. Drysdale.

Petrowest is an unincorporated, open-ended, limited purpose, mutual fund trust established under the laws of Alberta. Petrowest is a leading provider of pre-drilling and post-completion energy and civil infrastructure services to the northern region of the western Canadian sedimentary basin.

For further information, please contact Kenneth N. Drysdale, President and Chief Executive Officer, or John B. Paul, Chief Financial Officer, at (780) 830-0881 or info@petro-west.com.


Petro west



PETROWEST ENERGY SERVICES TRUST ANNOUNCES SECOND QUARTER RESULTS

Calgary, Alberta, August 14, 2007 - Petrowest Energy Services Trust (TSX:PRW.UN) announced today its financial results for the three and six months ended June 30, 2007. During Q2 the Trust focused its business efforts on infrastructure, logging, conventional oil exploration and oil sand construction related projects. Management has achieved success with these in its efforts in the month of June, with less reliance being placed on natural gas exploration related projects in northern Alberta and British Columbia.

Historically, Petrowest's current businesses have been comprised of approximately two thirds oil and gas drilling related activities and one third industrial and infrastructure activities. Financial performance of the Trust in Q2 continued to be impacted by the ongoing weakness of the natural gas energy sector that commenced in early 2007. Projects related to natural gas exploration and development accounted for less than 7% of the Trust's total revenues in Q2. In Q3 management has continued to focus on business opportunities outside of the natural gas sector.

During the second quarter, Petrowest successfully acquired five companies to expand the Trust's geographical footprint, penetrate the Peace River oil sands and position the Trust for better growth opportunities once natural gas commodity prices improve.

FINANCIAL HIGHLIGHTS AND OVERVIEW

DISTRIBUTABLE CASH FLOW

Q2 distributable cash flow was $464,000, representing a decrease of $5,118,000 from Q1 results.

Two major factors contributing to the decline included:

- Low equipment utilization rates with the decline in natural gas drilling activity impacted the Trust's Construction, Transportation and Rental's segments. Additionally, an extended spring breakup and unusually wet weather affected the demand for services in all divisions.
- Decreased margins due to fixed operating costs.

Action taken to resolve challenges and strengthen financial position:

- Distributions reduced by 40% to $0.06 per unit effective for the month of July 2007.
- Distribution reinvestment plan ("DRIP") implemented April 27, 2007.
- Acquisitions of five companies were completed on May 18, 2007 for aggregate consideration of $93.1 million, strengthening and expanding the Trust's Civil, Construction and Transportation business segments and expanding the Trust's geographical footprint further north in Alberta to the Peace River, High Level, Rainbow Lake areas of the province and in British Columbia expansions north to Fort St. John and Fort Nelson.
- Business alliance with the Woodland Cree First Nation entered into and relationships expanded in Peace River oil sands development.

NET LOSS AND NET LOSS PER UNIT

Q2 Net loss of $21.1 million on the basis of the weighted average units outstanding- basic and fully diluted:

- Net loss per unit ($0.69) for the three months ending June 30, 2007.
- Net loss per unit ($0.79) for the six months ending June 30, 2007.

Q2 loss was impacted by Future income tax charge required to be recorded in the period as a result of the enactment of the new SIFT taxation rule. Future income tax charge in Q2 was $11.97 million. The net loss excluding future income tax charges were as follows on the basis of the weighted average units outstanding, basic and fully diluted:

- Net loss per unit before income tax adjustment ($0.30) for the three months ending June 30, 2007.
- Net loss per unit before income tax adjustment ($0.38) for the six months ending June 30, 2007.

OUTLOOK

- Efforts have been undertaken to improve the balance sheet, profitability, debt levels and payout ratios for year end 2007 by initiating cost cutting measures, additional equipment cross utilization and less reliance on natural gas exploration activity.
- The distribution cut of 40% to $0.06 per unit made in July, 2007 is expected to save approximately $7.5 million in cash over the balance of 2007 and facilitating a planned debt reduction of $5.0 million by year end. A Debt to EBITDA ratio below 2 to 1 is expected to be maintained.
- Projected annual average distribution to EBITDA payout ratio of approximately 100% for the year ended December 31, 2007.

Financial measures and operational measures taken to date are expected to result in the Trust exiting 2007 with an improved balance sheet and sustainable payout ratio moving forward to 2008.

$000's except per unit amounts, margins and ratios	For the three months ended June 30, 2007	For the six months ended June 30, 2007
FINANCIAL RESULTS		
Revenue	27,134	59,997
EBITDA	1,137	6,767
EBITDA margin	4.2%	11.3%
Future income tax adjustment	11,969	11,969
Net loss excluding future income tax adjustment	(9,102)	(11,327)
Net earnings (loss)	(21,071)	(23,296)
Net earnings (loss) per unit – basic and diluted	($0.69)	($0.79)
Net earnings (loss) per unit – basic and diluted before Future Income Tax Adjustment	($0.30)	($0.38)
Total revolving bank term loan and obligations under capital leases (including current portion)	91,158	91,158
Total Units outstanding	32,730,381	32,730,381
Weighted Average Units Outstanding – Basic and diluted	30,355,805	29,321,197
Distributions per unit	$0.30	$0.60
Payout ratio– combined unitholders	495%	343%
Unit price – June 30, 2007	$7.39	$7.39

CONFERENCE CALL

Ken Drysdale, President and Chief Executive Officer, and John Paul, Chief Financial Officer, will host a conference call to discuss the second quarter results on Wednesday, August 15, 2007 at 9:00 a.m. MDT (11:00 a.m. EDT). Interested parties are encouraged to participate by calling 800.590.1508 or 403.398.9531 (in Calgary, Alberta) at least ten minutes before the start of the call in order to participate. For those unable to participate in the live call, a replay will be available until Wednesday 22 August at 877.289.8525 or 416.640.1917 (in Toronto, Ontario) passcode 21243544# and on Petrowest's website (www.petro-west.com).

For further information, please contact Kenneth N. Drysdale, President and Chief Executive Officer, or John B. Paul, Chief Financial Officer, at (780) 830-0881 or info@petro-west.com.

This news release contains forward-looking statements that involve substantial known and unknown risks and uncertainties. These forward-looking statements are identified by their use of terms and phrases such as "anticipate," "achievable," "believe," "expect," "estimate," "plan," "intend," "project," "may," "should", "could", "predict", "may," "will," or similar words suggesting future outcomes or language suggesting an outlook. Forward-looking statements and information are based on Petrowest's current beliefs as well as assumptions made by and information currently available to Petrowest concerning anticipated business performance. Although management of Petrowest considers these assumptions to be reasonable based on information currently available to it, they may prove to be incorrect. Forward-looking statements are subject to many external variables that are beyond Petrowest's control, such as fluctuating prices for crude oil and natural gas, changes in drilling activity, and general local and global economic, political, business and weather conditions. If any of these, or other uncertainties, materialize the actual results of Petrowest may vary materially from those expected.

MANAGEMENT'S DISCUSSION AND ANALYSIS

The following Management's Discussion and Analysis (MD&A) is dated August 14, 2007. The MD&A should be read in conjunction with Petrowest Energy Services Trust's ("Petrowest" or the "Trust") unaudited interim consolidated financial statements as at and for the three and six months ended June 30, 2007, as well as the MD&A of the "Acquired Companies" contained in the Trust's prospectus dated August 28, 2006, the MD&A of the Trust for the December 31, 2006 year end, the Trust's audited consolidated financial statements for the period ended December 31, 2006 and the Trust's business acquisition report filed on August 1, 2007. The Trust was formed on July 6, 2006, and commenced trading on the TSX on September 7, 2006. This date should be viewed as the effective start of commercial operations and consequently there are no comparable periods included in these financial statements.

FINANCIAL HIGHLIGHTS AND OVERVIEW

DISTRIBUTABLE CASH FLOW

Q2 distributable cash flow was $464,000, representing a decrease of $5,118,000 from Q1 results.

Two major factors contributing to the decline included:

- Low equipment utilization rates with the decline in natural gas drilling activity impacted the Trust's Construction, Transportation and Rental's segments. Additionally, an extended spring breakup and unusually wet weather affected the demand for services in all divisions.
- Decreased margins due to fixed operating costs.

Action taken to resolve challenges and strengthen financial position:

- Distributions reduced by 40% to $0.06 per unit effective for the month of July 2007.
- Distribution reinvestment plan ("DRIP") implemented April 27, 2007.
- Acquisitions of five companies were completed on May 18, 2007 for aggregate consideration of $93.1 million, strengthening and expanding the Trust's Civil, Construction and Transportation business segments and expanding the Trust's geographical footprint further north in Alberta to the Peace River, High Level, Rainbow Lake areas of the province and in British Columbia expansions north to Fort St. John and Fort Nelson.
- Business alliance with the Woodland Cree First Nation entered into and relationships expanded in Peace River oil sands development.

NET LOSS AND NET LOSS PER UNIT

Q2 Net loss of $21.1 million on the basis of the weighted average units outstanding- basic and fully diluted:

- Net loss per unit ($0.69) for the three months ending June 30, 2007.
- Net loss per unit ($0.79) for the six months ending June 30, 2007.

Q2 loss was impacted by Future income tax charge required to be recorded in the period as a result of the enactment of the new SIFT taxation rule. Future income tax charge in Q2 was $11.97 million. The net loss excluding future income tax charges were as follows on the basis of the weighted average units outstanding, basic and fully diluted:

- Net loss per unit before income tax adjustment ($0.30) for the three months ending June 30, 2007.
- Net loss per unit before income tax adjustment ($0.38) for the six months ending June 30, 2007.

OUTLOOK

- Efforts have been undertaken to improve the balance sheet, profitability, debt levels and payout ratios for year end 2007 by initiating cost cutting measures, additional equipment cross utilization and less reliance on natural gas exploration activity.

- The distribution cut of 40% to $0.06 per unit made in July, 2007 is expected to save approximately $7.5 million in cash over the balance of 2007 and facilitating a planned debt reduction of $5.0 million by year end. A Debt to EBITDA ratio below 2 to 1 is expected to be maintained.

- Projected annual average distribution to EBITDA payout ratio of approximately 100% for the year ended December 31, 2007.

Financial measures and operational measures taken to date are expected to result in the Trust exiting 2007 with an improved balance sheet and sustainable payout ratio moving forward to 2008.

$000's except per unit amounts, margins and ratios	For the three months ended June 30, 2007	For the six months ended June 30, 2007
FINANCIAL RESULTS		
Revenue	**27,134**	**59,997**
EBITDA	**1,137**	**6,767**
EBITDA margin	**4.2%**	**11.3%**
Future income tax adjustment	**11,969**	**11,969**
Net loss excluding future income tax adjustment [(1)]	**(9,102)**	**(11,327)**
Net earnings (loss)	**(21,071)**	**(23,296)**
Net earnings (loss) per unit – basic and diluted	**($0.69)**	**($0.79)**
Net earnings (loss) per unit – basic and diluted before Future Income Tax Adjustment [(1)]	**($0.30)**	**($0.38)**
FINANCIAL POSITION AND LIQUIDITY		
Working capital	**14,222**	**14,222**
Total revolving bank term loan and obligations under capital leases (including current portion)	**91,158**	**91,158**
Total Units outstanding	**32,730,381**	**32,730,381**
Weighted Average Units Outstanding – Basic and diluted	**30,355,805**	**29,321,197**
Distributions per unit	**$0.30**	**$0.60**
Payout ratio– combined unitholders	**495%**	**343%**
Unit price – June 30, 2007	**$7.39**	**$7.39**

[(1)] The terms Net loss excluding future income tax adjustment and Net earnings (loss) per unit – basic and diluted before Future Income Tax Adjustment (note 11) are not measures recognized by Canadian generally accepted accounting principles ("GAAP") and do not have standardized meanings prescribed by GAAP. Net loss excluding future income tax adjustment is calculated by reducing net loss by the amount of the future income tax expense and Net earnings (loss) per unit – basic and diluted before Future Income Tax Adjustment refers to a fraction of which the numerator is Net loss excluding future income tax adjustment and the denominator is the Weighted Average Units Outstanding – Basic and diluted.

BASIS OF PRESENTATION

These financial statements are stated in Canadian dollars and have been prepared by the management of Petrowest in conformity with Canadian generally accepted accounting principles ("GAAP") following the same accounting policies and methods of application as the audited consolidated financial statements of the Trust for the fiscal year end December 31, 2006 except where noted.

Accounting measurements at interim dates inherently involve greater reliance on estimates than at year-end and the results of operations for the interim periods shown in these statements are not necessarily indicative of the results to be expected for the fiscal year. In the opinion of management, the accompanying unaudited interim consolidated financial statements included all adjustments (of a normal recurring nature) necessary to present fairly the consolidated results of its operations and cash flows for the three and six months.

NON-GAAP MEASURES

The financial statements have been prepared in accordance with Canadian generally accepted accounting principles ("GAAP"). Certain supplementary information and measures not recognized under GAAP are provided in this MD&A where management believes they assist the reader in understanding the Trust's results and where measures are believed to be used by many investors to compare issuers on the basis of their ability to generate cash from operations and sustain distributions.

Accordingly, the Trust uses the term "EBITDA" to refer to earnings before interest, income taxes and amortization of property and equipment and amortization of intangible assets; the term "EBITDA Margin" to refer to a fraction, the numerator of which is EBITDA and the denominator of which is Revenue. Management believes that EBITDA and EBITDA Margin are useful supplementary measures as they provide indications of operating results without regard as to financing or taxation. The term "Net Debt" to refer to the sum of total obligations under capital leases and revolving bank term loan, less working capital. Management believes that this measure is useful as it illustrates the actual debt position of the Trust after realization of working capital net assets. The term "Funds From Operations Before Changes in Non-Cash Working Capital" to refer to cash provided by operating activities before changes to accounts receivable, prepaid expenses and other, inventory and accounts payable and accrued liabilities and income taxes payable; the term "Distributions Per Unit" to refer to a fraction, the numerator of which is distributions paid or accrued to unitholders and the denominator of which is the number of Trust units issued; the term "Funds From Operations Before Changes in Non-Cash Working Capital Per Unit" to refer to a fraction of which the numerator is Funds From Operations Before Changes in Non-Cash Working Capital and the denominator is the number of Trust units issued; the term "Cash Flow From Operating Activities Per Unit" to refer to a fraction of which the numerator is cash flow from operating activities and the denominator is the number of Trust units issued; the term "Distributable Cash" to refer to the amount of cash that is expected to be available for distributions to the unitholders; and the term "Payout Ratio" to refer to a fraction of which the numerator is distributions paid or accrued to unitholders and the denominator is Distributable Cash. Management believes that these measures provide useful measures in determining the cash generated from operations adjusted for the seasonal impacts of the operations and provide indications of the amounts of cash retained for future growth opportunities, capacity maintenance and debt repayment and ongoing distribution capability. The term "Net loss excluding future income tax adjustment" is calculated by reducing net loss by the amount of the future income tax expense and "Net earnings (loss) per unit – basic and diluted before Future Income Tax Adjustment" refers to a fraction of which the numerator is Net loss excluding future income tax adjustment and the denominator is the Weighted Average Units Outstanding – Basic and diluted. Management believes that these measures provide useful measures in determining the loss from operations adjusted for the impacts of the new SIFT income tax measures.

The terms EBITDA, EBITDA Margin, Net Debt, Funds From Operations Before Changes in Non-Cash Working Capital, Distributions per Unit, Funds From Operating Activities Per Unit, Cash Flow from operating activities per unit, Distributable Cash, Payout Ratio, Net loss excluding future income tax adjustment and Net earnings (loss) per unit – basic and diluted before Future Income Tax Adjustment are not measures recognized by "GAAP", do not have standardized meanings prescribed by GAAP and therefore may not be comparable to performance measures presented by others.

Readers are cautioned that "EBITDA", "EBITDA Margin", "Net Debt", "Funds From Operations Before Changes in Non-Cash Working Capital", "Distributions per Unit", "Funds From Operations Before Changes in Non-Cash Working Capital Per Unit", "Cash Flow From Operating Activities Per Unit" and "Distributable Cash" "Payout Ratio" "Net loss excluding future income tax adjustment" and "Net earnings (loss) per unit – basic and diluted before Future Income Tax Adjustment" should not be considered as alternatives to net earnings, cash flow from operating activities, net loss or other measures of financial performance calculated in accordance with GAAP.

DESCRIPTION OF BUSINESS

Petrowest is an unincorporated, open-ended, limited purpose, mutual fund Trust established under the laws of Alberta. Petrowest is involved in pre-drilling and post-completion energy services, construction and hauling and is based in the Grande Prairie area of northern Alberta. Approximately two-thirds of the Trust's services are provided to the energy sector and the remainder of services is provided to other industries. The ongoing operations have been segregated into four limited partnerships and the assets and operations are maintained within those partnerships. Petrowest does business within the various partnerships under the trade operating names described below:

Petrowest Construction LP

Petrowest Construction LP operates under the trade names of "Gordon Bros. Construction", "Roy Larson Construction", "Wales Contractors" , "Jim Moffatt Construction", "Quigley Contracting", and "Rick's Mechanical" and specializes in the construction of oil and gas lease well site pads, road construction, remediation of oil and gas well sites and civil infrastructure work for non oil and gas clients. Petrowest Construction LP operates a fleet of heavy equipment including dozers, tracked hoe excavators, articulated rock haulers, compactors, graders, and scrapers as well as other ancillary support equipment.

Petrowest Transportation LP

Petrowest Transportation LP operates under the trade names of "D&D Well Services", "Murtron Hauling" and "Cutbank Trucking and Transport" and specializes in the transportation of oil and gas drilling rigs, well site equipment and heavy equipment as well as specialty hauling services including log loading and hauling and gravel loading and hauling. The Transportation LP operates a fleet of heavy transport trucks, trailers, jeeps, boosters, log and gravel loading equipment as well as other ancillary support equipment.

Petrowest Civil Services LP

Petrowest Civil Services LP operates under the trade names of "R. Bee Crushing", "Tri-Dave Gravel Sales" and "S.O.S. Oilfield Safety". The Civil Services LP specializes in mobile aggregate rock crushing and sand screening for gravel supply operations throughout Alberta and British Columbia operating a fleet of cone and jaw crusher units, conveyor and sand stacker units, loaders, dozers, tracked hoe excavators and articulated rock trucks. The Civil Services LP also provides safety services including safety supervision and rental of safety air units and wash units provide for safety support during oil and gas drilling operations and plant turnarounds.

Petrowest Rental Services LP

Petrowest Rental Services LP operates under the new trade name of "Nu-Northern Tractor Rentals" and specializes in heavy equipment rentals to oil and gas companies, oil sand clients, and independent contractors working in the oil and gas, mining, logging, pulp and paper and civil construction industries. The Rental Services LP operates a fleet of heavy equipment including dozers, tracked hoe excavators, articulated rock haulers, compactors and side-boom pipelayers.

The Trust's operations are primarily in the deep drilling market regions of the Western Canadian Sedimentary Basin ("WCSB") with operations in northern Alberta and northeastern British Columbia. The WCSB is one of the largest oil and gas producing regions in North America. Much of the terrain in the WCSB is considered rugged, resulting in access issues due to dense bush, muskeg, bedrock and mountainous terrain all of which are complicated by the weather in the region. Historically this region has been less impacted by cyclical swings in market prices due to the longer lead times in access, drilling and completion of planned wells. Oil and gas producers have generally taken a longer term view of project work in the area with consistent growth in drilling activity.

Weather also has a direct impact on the operations of Petrowest. Oil and gas drilling activity is generally stronger November through March as frozen ground conditions allow for exploration in areas with muskeg conditions. Wet weather in the spring and early summer months hinder activity. As frost comes out of the ground, road conditions deteriorate and municipalities impose temporary weight restrictions on road surfaces ("road bans"), thus restricting access and trucking operations. Operations normally gain strength in late June and continue through to the end of summer and fall. A short slowdown normally exists in late fall until freezing conditions allow for winter work activity to recommence.

ACQUISITIONS

September 7, 2006 Acquisitions

The Trust was formed by a deed of Trust dated July 6, 2006. Pursuant to a prospectus dated August 28, 2006, the Trust issued units and used the proceeds, through its subsidiaries, to acquire 100% of the outstanding shares of the Acquired Companies. The estimated purchase price of the Acquired Companies was approximately $258.0 million including post closing adjustments for actual working capital acquired and the actual Acquired Companies' debt balances retired on the acquisition. The purchase price was funded by payment of approximately $107.6 million net cash payable to the vendors, $22.7 million retirement of debt and the issuance of units by the Trust for proceeds of $127.7 million. In conjunction with the acquisitions, all debt and capital lease obligations were repaid by Petrowest through the use of proceeds from the offering.

There is a dispute with Northern Tractor associated with the valuation of certain working capital items and the valuation of redundant assets retained by the vendor. The total disputed amount is approximately $800,000. This amount has been classified as a contingent gain and because collectability is uncertain, has not been recognized for purposes of the calculation of the purchase price adjustment. Arbitration of these amounts is expected to occur prior to the end of the third quarter of 2007 and adjustments required to the purchase price to reflect this contingent gain, if any, may be material.

The transaction closed on September 7, 2006 and the Trust commenced commercial operations on that date.

May 18, 2007 Acquisitions

Petrowest entered into agreements to acquire all of the outstanding shares and shareholder loans of Cutbank Trucking Ltd. and Cutbank Transport Ltd. (collectively, "Cutbank"), Jim Moffatt Construction Ltd. and 921639 Alberta Ltd., (collectively, "Jim Moffatt Construction"), Quigley Contracting Ltd, 529805 B.C. Ltd. and LMQ Enterprises Ltd., (collectively, "Quigley Contracting Ltd."), Rick's Mechanical Services Ltd. and Tri-Dave Gravel Sales Ltd (collectively, the "Newly Acquired Companies").

Cutbank Trucking Ltd. and Cutbank Transportation Ltd. are operated together as one business and specialize in hauling logs and gravel and the provision of log loading equipment in Grande Prairie, Alberta. Cutbank Trucking Ltd. was formed in 1972 and Cutbank Transportation Ltd. was formed in 1997.

Jim Moffatt Construction Ltd. is a lease and road building company operating in northern Alberta. Jim Moffatt Construction Ltd. was formed in 1992 and operates from its base in Worsley, Alberta. In addition to lease and road building, Jim Moffatt Construction Ltd. also operates a 250-man camp permanently located in Worsley.

Rick's Mechanical Services Ltd. is a mid-size lease and road builder based in Peace River, Alberta. Rick's Mechanical Services Ltd. was formed in 1993 and has achieved a positive working relationship with the Woodland Cree First Nation in providing services to oil sand developers operating on the traditional lands of the Woodland Cree First Nation.

Quigley Contracting Ltd. is a lease and road building company operating in Fort St. John, British Columbia. Quigley Contracting Ltd. was formed in 1990 by Rick Quigley. The acquisition of Quigley Contracting Ltd. will expand Petrowest's geographical footprint into the northern regions of British Columbia.

Tri-Dave Gravel Sales Ltd. is a gravel crushing operation that operates in the Edmonton area. Tri-Dave Gravel Sales Ltd. was formed in 1984. Tri-Dave Gravel Sales Ltd. will provide additional capacity to Petrowest's crushing operations conducted by R. Bee Crushing.

The estimated purchase price including acquisition costs of the Newly Acquired Companies was approximately $93.1 million.

The May 18, 2007 acquisitions have been accounted for using the purchase method with the assets acquired and liabilities assumed recorded at their estimates of fair value. An allocation of the consideration is as follows:

Net assets acquired	**$000's**
Cash acquired on acquisition	8,963
Accounts receivable	12,235
Prepaid expenses and other	2,412
Inventories	474
Accounts payable and accrued liabilities	(8,875)
Income taxes payable	(986)
Property and equipment	42,134
Intangibles	15,123
Goodwill	21,598
Total	93,078
Consideration paid	
Net cash to vendors	50,869
Acquisition costs	502
Retirement of long-term debt and capital lease obligations	9,391
	60,762
Trust Units (4,351,622 units issued) [1]	32,316
Total	93,078

[1] For the purposes of calculation of the aggregate, the trust units have been attributed a value of $7.4261 each, the five day volume weighted average price before the closing date.

(c) Business Alliance June 18, 2007

On June 18, 2007 Petrowest signed agreements documenting a memorandum of understanding effective May 1, 2007 with the Woodland Cree First Nations ("WCFN") providing Petrowest with the primary right to provide a combination of services on a revenue sharing basis within the WCFN traditional lands for a period of 5 years. In conjunction with the agreements, Petrowest purchased the road construction equipment assets of the WCFN. The total cash consideration paid or payable to the WCFN for the assets and the contractual rights was $4,000,000. Petrowest paid $2,000,000 on closing, retired $1,424,623 of equipment debt subsequent to the quarter end and the remaining $575,377 will be paid once certain post closing conditions being met.

The Trust also issued the WCFN 300,000 warrants to acquire Petrowest units at a strike price of $7.47 per unit. The warrants expire May 1, 2008. The valuation of the warrants has been calculated using a Black-Scholes pricing model.

In return for the consideration, Petrowest will be the primary supplier of services that the Trust is capable of providing on all WCFN Treaty and Traditional Lands for a period of 5 years.

Petrowest has accounted for the transaction as follows:

	$000's
Value of warrant consideration	$ 270
Initial cash consideration	$ 2,000
Remaining purchase consideration payable	$ 2,000
	$ 4,270
Fair Value of Equipment	$ 1,926
Value of business alliance	$ 2,344
Total Consideration	$ 4,270

The business alliance will be amortized on a straight-line basis over 5 years.

In addition the Trust has agreed to provide services in kind valued a market rates to assist in the potential construction and development of a community centre subject to certain conditions being fulfilled and capped to a maximum of $1,000,000.

SUMMARY OF RESULTS - QUARTERLY ANALYSIS

Petrowest commenced trading on the Toronto Stock Exchange on September 7, 2006, the day of commencement of commercial operations of the Trust. Accordingly, the three and six month periods ending June 30, 2007 have no comparative figures for the same period in the previous year, as the Trust was not yet created. For comparative purposes only, Petrowest has provided certain quarterly financial information considered meaningful on the basis that the Acquired Companies had been acquired at January 1, 2006 as prepared by the management of the Acquired Companies on a calendar year basis.

In addition, management has prepared a split of revenue and operating expenses by segment for the three months ended June 30, 2007 to reflect the impact of the Newly Acquired Companies from the date of acquisition on May 18, 2007 to the end of Q2.

$000s *except per unit amounts, margins and ratios*	Q2 2007	Q1 2007	Q4-2006	Q3-2006 (Stub) [(1)]
Revenue by segment				
Construction original	3,955	9,984	11,089	2,520
Construction new	3,237			
Transportation original	3,503	11,307	11,954	3,726
Transportation new	2,065			
Civil original	10,920	9,951	10,124	3,697
Civil new	785			
Rentals	2,669	1,621	2,662	964
Total Revenue	27,134	32,863	35,829	10,907
Operating expenses by segment				
Construction original	4,353	7,663	7,820	1,857
Construction new	2,766			
Transportation original	5,448	9,507	9,649	3,052
Transportation new	1,574			
Civil original	9,306	6,809	6,567	2,242
Civil new	492			
Rentals	529	1,367	1,051	604
Total operating expenses	24,468	25,346	25,087	7,755
Administrative Expenses	1,638	1,691	1,291	507
Earnings before other items	1,028	5,826	9,451	2,645
Gain (loss) on disposal of assets	11	(246)	20	58
Interest income	98	50	82	5
EBITDA [(2)]	**1,137**	**5,630**	**9,553**	**2,708**
Income taxes	11,969	-	-	-
Amortization of property and equipment	6,620	5,131	4,682	1,142
Amortization of intangible assets	2,517	2,180	2,113	672
Interest	1,102	544	141	132
Net earnings (loss)	**(21,071)**	**(2,225)**	**2,617**	**762**
Net earnings (loss) per unit basic and diluted	($0.69)	($0.08)	$0.09	$0.03

Notes

[(1)] *Q3-2006 Stub is for the period from September 7, 2006 to September 30, 2006.*

[(2)] *The terms EBITDA and ADJUSTED EBITDA are not measures recognized by GAAP and do not have standardized meanings prescribed by GAAP.*

REVENUE

Total revenue for the three and six months ended June 30, 2007 was $27,133,851 and $59,996,757. This represents a decrease of 18% and 26%, respectively, over the same periods in 2006. The decline is due to sharply lower gas drilling activity as well as the adverse weather conditions, and extended spring break up resulting from the heavy snowfalls in the Trust's operating areas. While the Trust is diversified, and provides services to commercial, infrastructure, logging and oil sands clients, oil and gas conventional drilling historically has accounted for approximately two thirds of the Trust's revenue. The Newly Acquired Companies contributed 22% of total revenues in Q2.

The Canadian Association of Oilwell Drilling Contractors ("CAODC") estimates that wells drilled and completed in the WCSB will decline by approximately 26% from 2006 levels to approximately 16,233 wells for 2007. This projected decline is virtually identical to the current volume declines experienced to the end of Q2.


COMBINED TOTAL MONTHLY REVENUE
20,000,000
15,000,000
10,000,000
5,000,000
0
Oct-06
Nov-06
Dec-06
Jan-07
Feb-07
Mar-07
Apr-07
May-07
Jun-07
Acquired Companies
With Newly Acquired Companies

Construction Segment

Q2 was extremely difficult for this division with significant declines due to the effects of weather and lower gas exploration activity. The expected busy winter months effectively peaked in November, declined in December due to the holidays and rebounded slightly in January. The balance of the winter declined sharply until an early spring shutdown and did not begin to pick up again until late May. Excluding the contribution of the Newly Acquired Companies, overall revenue declines were approximately 60% and 42% for the three and six month periods to June 30, 2007 over the revenues of the predecessor companies during the same period in 2006. The Newly Acquired Companies generated approximately $3.2 million of the $7.2 million or 44% of the Q2 revenue for this segment.

Demand for services in the month of June rebounded strongly and barring wet summer weather conditions, indications are that this segment has the potential to perform strongly throughout Q3. The outlook for Q4 of 2007 and Q1 of 2008 is still uncertain but managements marketing initiatives focused on work associated with the Peace River oil sands development, including the business alliance established with the Woodland Cree First Nation, is expected to offset the ongoing natural gas drilling downturn.


CONSTRUCTION SEGMENT MONTHLY REVENUES
7,000,000
6,000,000
5,000,000
4,000,000
3,000,000
2,000,000
1,000,000
0
Oct-06
Nov-06
Dec-06
Jan-07
Feb-07
Mar-07
Apr-07
May-07
Jun-07
Acquired Companies
With Newly Aquired Companies

Transportation Segment

The transportation segment business has two main components. The first being drilling rig mobilization and demobilization services and the second being lighter hauling, primarily log hauling in the winter months and gravel hauling in the summer. The rig moving operation has historically been the largest single business operation in the Trust and was severely impacted by the drilling downturn. Consequently, given its relative size, the downturn has had a greater overall impact to the Trust.

While log hauling activity was very strong, both operational units where impacted by the above normal snowfalls in the first half of 2007. Excluding the revenue contributions of the Newly Acquired Companies revenue declines were approximately 63% and 53% for the three and six month periods to June 30, 2007 over the same period in 2006. In Q2, the Newly Acquired Companies generated approximately $2.1 million of the $5.6 million or 38% of the Q2 revenue for this segment.


TRANSPORTATION SEGMENT MONTHLY REVENUES
5,000,000
4,000,000
3,000,000
2,000,000
1,000,000
0
Oct-06
Nov-06
Dec-06
Jan-07
Feb-07
Mar-07
Apr-07
May-07
Jun-07
Acquired Companies
With Newly Acquired Companies

Civil Segment

The Civil segment has two main components. The first, oilfield safety services, is tied to drilling activity and faced declining activity throughout the winter. The second and largest component of this segment is gravel crushing. The gravel crushing operations have contracts booked at or near capacity to the end of 2008. In spite of the work volumes, winter months generally result in lower production volumes due to cold conditions. Summer is the peak time for this division.

Excluding the revenue contributions of the Newly Acquired Companies, revenue increased by approximately 5% and 15% for the three and six month periods to June 30, 2007 over the revenue of the predecessor companies for the same period in 2006. In Q2, the Newly Acquired Companies generated approximately $785,000 of the $11.7 million or 7% of the year to date revenue for this segment. It is anticipated that given the capacity increases added over the winter months, and with the existing contracts that are in place that have the operations at, or near capacity, the prime summer gravel crushing months should result in increases to productivity.


CIVIL SEGMENT MONTHLY REVENUE
6,000,000
5,000,000
4,000,000
3,000,000
2,000,000
1,000,000
0
Oct-06
Nov-06
Dec-06
Jan-07
Feb-07
Mar-07
Apr-07
May-07
Jun-07
Acquired Companies
With Newly Acquired Companies

Rentals Segment

Drilling slowdowns, delays to oil sand projects in Fort McMurray and a slow pipeline sector resulted in reduced demand for rental equipment over the winter months. The month of June returned to near record high levels and indications are that utilization rates should be reasonably strong until at least the end of Q4. Revenue declines were approximately 11% and 38% for the three and six month periods to June 30, 2007.


RENTALS SEGMENT MONTHLY REVENUES
1,600,000
1,400,000
1,200,000
1,000,000
800,000
600,000
400,000
200,000
0
Oct-06
Nov-06
Dec-06
Jan-07
Feb-07
Mar-07
Apr-07
May-07
Jun-07

INTER SEGMENT REVENUES

Eliminated from the financial statements are $1,584,683 and $3,955,426 for the three and six month periods ending June 30, 2007 of inter-segment sales and the offsetting costs at the same value. These inter-segment sales relate to the market value of activity between the various segments of the Trust, including the Transportation segment hauling equipment on behalf of the Construction and Civil segments, the Rentals segment supplying equipment to the Civil segment and other cross utilization of manpower and equipment.

OPERATING EXPENSES AND GROSS MARGIN

Operating expenses on a consolidated basis for the three and six months ended June 30, 2007 were approximately $24.5 million and $49.8 million, respectively. The rapid and deep downturn that occurred early 2007 negatively impacted operating expenses and gross margins. The following table outlines the cost by segment and the changes and percentage changes over the comparative period in 2006.

	Three months ended June 30				Six months ended June 30			
Operating Expense changes by Segment	**2007**	**2006**	**$chg**	**% chg**	**2007**	**2006**	**$chg**	**% chg**
Construction Segment	4,353	8,299	(3,946)	(48%)	12,016	18,612	(6,596)	(35%)
Newly Acquired Companies	2,766	n/a	n/a	n/a	2,766	n/a	n/a	n/a
Transportation Segment	5,448	7,293	(1,845)	(25%)	14,955	22,594	(7,639)	(34%)
Newly Acquired Companies	1,574	n/a	n/a	n/a	1,574	n/a	n/a	n/a
Civil Segment	9,306	7,170	2,136	30%	16,115	13,153	2,962	23%
Newly Acquired Companies	492	n/a	n/a	n/a	492	n/a	n/a	n/a
Rentals Segment	529	1,890	(1,361)	(72%)	1,896	3,252	(1,356)	(42%)

The revenue declines in all segments except the civil segment resulted in total dollar cost declines as well. However while actual dollar costs declined, as a percentage of revenue, costs in all segments except the rental group increased resulting in and erosion of margins.

Total Operating Expense as % of Revenue	**2007**	**2006**	**2007**	**2006**
Total Operating costs as a % of Total Revenues	24,468	24,652	49,814	57,611
	128%	75%	92%	71%

Major cost items that increased as a percentage of revenue, across all segments, were labor, fuel and equipment rentals. It is expected that higher fuel costs can eventually be passed on to the Trust's clients, but in the current downturn, it is expected that there will be a timing difference before pricing increases can be passed on.

Productivity losses as a result of inclement weather and heavy snowfalls impacted all segments. Labor costs increased in both quarters of 2007. In addition, a minimum of 25% additional equipment capacity was added to each business segment in conjunction with and shortly after the initial public offering. The Trust's fixed cost infrastructure is capable of handling higher levels of activity. The resulting underutilized capacity has an ongoing effect to margins until volume of activity increases.

In response to the current cost increases management is working to expand cross utilization of existing equipment and reposition certain equipment assets in the Trust's new geographical locations to minimize mobilization and fuel costs. In addition, the Trust's rental segment is focusing marketing efforts to rent underutilized assets within the other Trust's segments to third parties. Finally management is in the process of implementing various cost cutting measures. Management expects to realize benefits on these actions by both increases in revenue and cost savings.

GENERAL AND ADMINISTRATIVE

General and administrative expenses for the three and six months ended June 30, 2007 were $1,637,137 and $3,328,803 respectively, or 6% and 5.5%, respectively, of revenue. Costs included in this category are accounting and administrative staff, additional consulting costs evaluating the impacts of the federal tax announcements and staff training costs associated with the new accounting and management system implemented in conjunction with the integration of the Newly Acquired Companies.

EBITDA

EBITDA for the six months ended June 30, 2007 was $6,766,419.(1) This represents an EBITDA margin of 11.3%.(2) In Q2, the Newly Acquired Companies contributed $1,254,744 in EBITDA since the completion of the acquisitions on May 18, 2007.

(1) EBITDA is calculated as net loss of $(23,296,579) plus interest expense of $1,645,861 plus amortization of property and equipment and amortization of intangible assets of $16,448,348 plus future income taxes of $11,968,789.

(2) EBITDA Margin is a fraction of which EBITDA of $6,766,419 is the numerator and revenue of $59,996,757 is the denominator.

AMORTIZATION OF PROPERTY AND EQUIPMENT

Amortization for the six months ending June 30, 2007 was $11,751,610. Amortization is applied to reduce the book value of property and equipment to its estimated residual value over its estimated useful life on a declining balance basis annually or on an actual usage basis.

AMORTIZATION OF INTANGIBLE ASSETS

Intangible assets, consisting of acquired customer relationships, business alliance, brand and trade names, and non-competition agreements are recorded at cost and amortized over their useful lives, which is estimated to be five years for business alliance, brand and trade names, and non-competition agreements and ten years for customer relationships. Intangible assets are regularly evaluated by comparing their applicable estimated future net cash flows to the unamortized net book value of the intangible asset. Any impairment would be charged to income in that period.

INTEREST

Interest expense reflects carrying costs on lease obligations, interest on capital lease obligations and interest on the revolving bank term loan.

INCOME TAXES

Petrowest, and its operating entities, are taxable entities under the Income Tax Act of Canada and are currently taxable only on income that is not distributed or distributable to the unit holders. As the Trust currently distributes all of its taxable income to the unit holders, no previous provision for income taxes had been made.

On June 12, 2007, the legislation implementing the new tax on publicly traded income Trusts and limited partnerships (the "SIFT tax"), referred to as "specified investment flow-through" ("SIFT") entities (Bill C-52) received third reading in the House of Commons and on June 22, 2007, the Bill received Royal Assent. As a result, the tax was considered to be enacted for accounting purposes in June 2007. SIFTs are certain publicly traded income and royalty Trusts and limited partnerships including Petrowest.

For SIFTs in existence on October 31, 2006, the SIFT tax will be effective in 2011 unless certain rules related to "undue expansion" are not adhered to, in which case such rules would be applied at an earlier date. Under the guidance provided, Petrowest can increase is total equity subject to annual limits, to approximately $497.8 million by 2011 without prematurely triggering the SIFT tax.

Under the SIFT tax, distributions will not be deductible for income tax purposes by SIFTs in 2011 and thereafter and any Trust level taxable income will be taxed at a rate approximating the corporate income tax rate currently estimated to be 31.5 percent. The resultant distributions will be considered taxable dividends to unitholders, generally eligible for the dividend tax credit. Distributions representing a return of capital for income tax purposes will continue to be an adjustment to a unitholder's adjusted cost base of Trust units.

For accounting purposes, as the SIFT tax was enacted in the second quarter of 2007, Petrowest recorded non-cash future income tax provisions that resulted in a net charge of $11,968,789 to future income taxes to reflect the temporary differences between the book and tax basis of assets and liabilities expected to be remaining in the Trust in 2011. The majority of the temporary differences at the Trust level relate to the timing differences associated with property plant and equipment and intangibles acquired by the Trust on September 7, 2006 and May 18, 2007.

Our Board of Directors and Management continue to review the impact of this tax on our business strategy. We expect future technical interpretations and details will further clarify the legislation. At the present time, Petrowest believes some or all of the following actions will or could result due to the enactment of the SIFT tax:

- If structural or other similar changes are not made, the after-tax distribution yield in 2011 to taxable Canadian investors will remain approximately the same, however, the distribution yield in 2011 to tax deferred Canadian investors (RRSPs, RRIFs, pension plans, etc.) and foreign investors could fall.

- A portion of Petrowest's cash flow could be allocated to the payment of the SIFT tax, or other forms of tax, and would not be available for distribution or re-investment;

- Petrowest could convert to a corporate structure to facilitate investing a higher proportion or all of its cash flow in growth capital and potential acquisitions. Such a conversion and change to capital programs could result in a significant reduction to, or elimination of, distributions and/or dividends;

- Petrowest might determine that it is more economic to remain in the Trust structure and pay required distribution taxes when they come into effect in 2011 and utilizing available income tax strategies to minimize the impact of the tax.

The Trust is reviewing all organizational structures and alternatives to minimize the impact of the SIFT tax on our unitholders. While there can be no assurance that the negative effect of the tax can be minimized or eliminated, Petrowest and its advisors will assess the alternatives available and implement a strategy that is in the best interest of the unitholders.

NET LOSS

Net loss for the three and six months ended June 30, 2007 was $21,072,241 and $23,296,580, respectively. This represents a net loss per unit of $0.69 and $0.79, respectively, basic and fully diluted.

Included in the net loss is an adjustment for future income taxes as a result of Bill C-52 which received third reading in the House of Commons on June 12, 2007 and received Royal Assent on June 22, 2007. As a result, the tax was considered to be enacted for accounting purposes in June 2007. Excluding the impact of the future income tax adjustment net loss for the period would be $9,103,452 and $11,327,791, respectively. This represents a net loss per unit before future income tax adjustment of $0.30 and $0.38, respectively, basic and fully diluted.

RECONCILIATION OF CASH FLOW FROM OPERATING ACTIVITIES TO DISTRIBUTABLE CASH

$000s	For the three months ended June 30, 2007	For the six months ended June 30, 2007
Cash flow from operating activities	1,792	64
Changes in non-cash working capital items	(1,426)	5,904
	366	5,968
Interest income	98	148
Distributable Cash	**464**	**6,116**
Total distributions paid or payable	**9,365**	**17,848**
Distributions funded from revolving bank term loan and DRIP	**8,901**	**11,732**
Payout ratio[1] – combined unitholders	**495%**	**343%**

(1) Payout ratio is a fraction of which distributions paid or payable to Trust and Subordinated Unitholders of $8,901 and 11,732, respectively, is the numerator and distributable cash of $464 and $6,116, respectively, is the denominator.

Seasonal Impacts on Cash Flow

The Trust strives to fund distributions primarily from funds flow from operations before changes in non cash working capital items. However, Petrowest's business operations are seasonal by nature. Management expects that the Trust will consume cash during periods of normally higher activity, historically Q4 and Q1, and to a lesser extent in Q3. Typically in these quarters, operations would increase receivable balances faster than collected. In Q2, the impact of spring breakup will typically reverse this trend. To reduce the impact on cash, the Trust has secured an operating line of credit to finance the cyclical nature of its operations. Accordingly in the shorter term, with reasonable evidence that cyclical trends reflect normal seasonal indicators, the Trust may use the operating line of credit to fund distributions during periods where working capital demands exceed funds flow from operations before changes in non cash working capital items.

Productive Capacity

The Trust strives to fund maintenance capital expenditures from cash flows. Growth capital expenditures would typically be funded by combinations of debt and operating leases. Since inception Petrowest's productive capacity has increased significantly. The Trust has added approximately $48 million in additional equipment financed by debt and operating leases that have increased the capacity of each segment by at least 25%. In addition the recent acquisitions on May 18, 2007 have added an additional $42 million in capital assets to the Trust, obtained from existing third party market capacity. The acquisitions have expanded the geographical footprint of the Trust and opened new markets for the Trust's services. The acquisitions have also increased capacity in the Construction, Transportation and Civil LP's. The cost of the Newly Acquired Companies has been financed by debt and the issue of Units of the Trust.

Property and equipment asset acquisitions incurred in the six months ended June 30, 2007 were approximately $11.7 million. The acquisitions were financed by an increase in the Trust's debt and were targeted to increase capacity in the gravel crushing and hauling and log hauling operations.

In light of the current significant weakening of the energy sector activity and current lower overall equipment utilization, management believes that the sizable capital expenditures incurred in the prior periods provide the Trust with the capacity to sustain operations into 2008 without the need for any additional maintenance capital expenditures.

Further capital expenditures for the 2007 year, will be targeted toward the gravel crushing operations that have confirmed work into 2008 that exceed present capacity levels.

It is anticipated that a return to higher levels of energy sector activity will require a future expenditures for maintenance capital expenditures in 2008 and beyond to replace older equipment. It is anticipated that this provision will be in the range of $6.0 million to $10.0 million per annum depending on future activity levels and equipment utilization.

Due to the risks inherent in the oil and natural gas industry, there can be no assurance that capital programs, whether limited to the excess of cash flow over distributions or not, will be sufficient to maintain or increase future productive capacity.

Overall Distribution Capacity

Distributable cash decreased by approximately $5,188,000 from Q1 of 2007. While the majority of the decline is related to seasonal conditions, the ongoing slowdown in oil and gas exploration activity has further negatively impacted cash flows. In the first quarter management of the Trust believed that the sector downturn would be short lived and accordingly elected to maintain distributions until evidence to the contrary became persuasive. As such, distributions occurring in late Q1 and Q2 were funded by the revolving bank term loan and the DRIP. The Trust reduced distributions by 40% to $0.06 per unit with effective the month of July to a level consistent with anticipated level of profitability of the Trust given current industry levels. Long term distribution capacity is dependent on generation of positive cash flows and due to the inherent risks in the oil and gas industry and current lack of visibility with respect to the near term outlook, there can be no assurance that distributions can be maintained at current levels in the future.

Since inception on September 7, 2006 the Trust has generated approximately $19.9 million in EBITDA. Accumulated distributions to date are approximately $28.5 million. The excess distributions over EBITDA, represent an effective return of capital to investors of $8.6 million. This is effectively one full quarter of distributions that have not been funded by operational cash flows.

DISTRIBUTIONS

Actual distributions paid in the three and six month periods by the Trust to unitholders are as follows:

Distributions to Trust Unit Holders

Record Date	Date Paid	Amount per Unit	Distributions Declared	Cash Distributions Paid	(1) DRIP Value Exercised	(1) DRIP Units issued
December 31, 2006	January 15, 2007	$0.10	$2,676,509	$2,676,509	n/a	n/a
January 31, 2007	February 15, 2007	$0.10	$2,676,509	$2,676,509	n/a	n/a
February 28, 2007	March 15, 2007	$0.10	$2,676,509	$2,676,509	n/a	n/a
March 31, 2007	April 15, 2007	$0.10	$2,676,509	$2,676,509	n/a	n/a
April 30, 2007	May 15, 2007	$0.10	$2,677,509	$2,677,509	n/a	n/a
May 31, 2007	June 15, 2007	$0.10	$3,112,672	$2,429,816	$682,855	93,665
June 30, 2007	July 15, 2007	$0.10	$3,220,381	$2,333,146	$788,892	114,698

Distributions to Subordinated Unit Holders

Record Date	Date Paid	Amount per Unit	Total Distributions
December 31, 2006	March 23, 2007	$0.37667	$568,772

(1)*On April 27, 2007, Petrowest approved the implementation of a DRIP program which provides the opportunity for unitholders to reinvest the cash distributions towards the purchase of additional units from treasury at a price equal to 95% of the average market price based on weighted average trading prices for the ten days prior to distribution payment date.*

Future distributions will be at the discretion of the Board of Directors of Petrowest Energy Services General Partner Ltd. and may vary depending on the current and anticipated level of activity in the Trust as well as the operational performance of the various partnerships.

Distributions for the record date July 31, 2007 were reduced to $0.06 per unit.

LIQUIDITY

Non Cash Working Capital

$000s	As at June 30 2007	As at December 31 2006
Accounts receivable	48,225	38,498
Prepaid expenses and deposits	4,316	1,517
Inventory	3,729	3,454
Accounts payable and accrued liabilities	(20,999)	(20,296)
Income taxes payable	(934)	-
Distributions payable	(4,028)	(3,245)
Purchase price adjustment payable	(2,000)	(6,422)
Current portion of revolving bank term loan	(15,000)	-
Current portion of obligations under capital leases	(331)	(87)
Non Cash Working capital	12,978	13,419

Non cash working capital at June 30, 2007 was approximately $13.0 million representing a decline of approximately $0.4 million since December 31, 2006. Excluding the impact of the classification of $15.0 million revolving bank term loan, actual non cash working capital increased by approximately $14.6 million. Of this increase, approximately $3.0 million was acquired in the acquisitions described in note 4(b) to the financial statements. The remaining $11.6 million increase has evolved from increases in accounts receivable due to volume increases in the month of June partially offset by the settlement of the majority of purchase price adjustments and slower accounts receivable collections.

Working capital levels are believed to be adequate to support current debt requirements and sustain business operations.

On May 18, 2007, the Trust amended and restated its credit facility available for growth capital, acquisitions and working capital needs to $120 million. Loan security is provided by a first charge debenture, a general security agreement and a general assignment of book debts. The credit facility has a one year revolving term ending in November of 2007 which may be extended for an additional 364 days at the discretion of the lender on application by the Trust. Principal is then repayable in twelve equal quarterly installments over 36 months starting ninety days after the end of the revolving term. Interest is payable monthly at floating rates between prime and prime + 1.0% depending on the Trust's debt to trailing twelve month EBITDA ratio.

The term "EBITDA" is determined in accordance with GAAP, and is defined as: earnings before income taxes, interest expenses, amortization of property and equipment and amortization of intangible assets and excluding non-cash income and expenses and extraordinary items.

Current EBITDA levels require payment of interest at prime.

As at June 30, 2007, the Trust had drawn $90.0 million on its credit facility of which approximately $64.3 million was utilized to meet the cash requirements of the acquisitions of the Newly Acquired Companies. The remainder of the drawn component of the facility has been utilized for the purchase of equipment and working capital needs.

If requested at the end of the term in November of 2007, the first quarterly principal payment would not be due until February 2008 and $15,000,000 has been reported as the current portion.

The Trust's revolving bank term loan requires the Trust to maintain certain financial covenants as follows:

- Working capital ratio, excluding facility debt, of greater than 1.35 to one. The Trust's ratio at Q2 is 2.03 to 1.
- Funded debt to four quarter's trailing EBITDA ratio of not greater than 2.25 to 1. The Trust's ratio at Q2 is 1.94 to 1.
- Fixed Charge coverage of not less than 1 to 1. The Trust's ratio at Q2 is 1.7 to 1.
- Funded Debt to capitalization of not more than 0.5 to 1. The Trust's ratio is 0.27 to 1.

In the event the Trust were to fail to meet any of the financial covenants the implications to the Trust could include a requirement to repay immediately the revolving bank term loan and could result in suspension of future distribution payments.

The Trust is compliant on all debt covenants and believes that the reduction of distributions previously announce will allow the Trust to further reduce its level of borrowings under the credit facility over time.

CONTRACTUAL OBLIGATIONS – PAYMENTS DUE BY PERIOD

	As at June 30, 2007				
$000s	< 1 year	1 - 3 Years	4 - 6 Years	Thereafter	Total
Bank Indebtedness	15,000	75,000	-	-	90,000
Obligations under Capital leases	331	827	-	-	1,158
Operating Leases on Equipment	10,116	14,568	565	-	25,249
Operating Leases on Offices, Shop and yards	2,091	5,194	1,183	-	8,468
TOTAL	27,538	95,589	1,751	-	124,878

The Trust's credit facility is subject to renewal in November 2007. In the event that facility is not renewed the indicated payments would be required. It is the Trust's intent to request a renewal of the facility and we believe we will be successful in renewing or replacing the facility.

Operating and capital lease commitments are consistent with levels previously retained within the individual companies prior to their acquisition by Petrowest. It is management's belief that lease commitments can be met from operating cash flows.

UNITHOLDERS' EQUITY

Unitholders' Capital

Authorized

The Trust is authorized to issue an unlimited number of Trust Units. Holders of Trust Units will be entitled to receive monthly distributions to the extent declared by the Board of Directors of the Trust's administrator, Petrowest Energy Services General Partner Ltd. in priority to any payments on the Subordinated Units.

Issued

	Trust Units Outstanding	Subordinated Units Outstanding	Total Outstanding	$000's Value
Trust Units issued for cash net of issue costs	14,000,000		14,000,000	128,118
Trust Units issued on the acquisition of the Acquired Companies (note 4(a))	12,765,094		12,765,094	127,651
Total Units	26,765,094		26,765,094	255,769
Subordinated Units				
Issued for cash	-	1,510,000	1,510,000	1,510
Issued for promissory notes	-	-	-	3,020
Less: Amount issued for promissory notes	-	-	-	(3,020)
Balance at December 31, 2006	26,765,094	1,510,000	28,275,094	257,279
Issued for services	10,000	-	10,000	72
Issued to distribution reinvestment plan "DRIP"	93,665	-	93,665	683
Issued on the acquisition of the Newly Acquired Companies (note 4 (b))	4,351,622	-	4,351,622	32,316
Total units outstanding as at June 30, 2007	31,220,381	1,510,000	32,730,381	290,350
Weighted average units outstanding three months ended June 30 basic and diluted	28,845,805	1,510,000	30,355,805	
Weighted average units outstanding six months ended June 30 basic and diluted	27,811,197	1,510,000	29,321,197	

On July 6, 2006, the Trust issued to various insiders an aggregate of 1,510,000 Subordinated Units at a price of $3.00 per Subordinated Unit, $4,530,000 in the aggregate, to be satisfied by payment of $1.00 in cash and $2.00 by way of a three-year promissory note that may be forgiven at the option of the Trust over three years if the subscriber remains as a director, officer or employee of Petrowest. No amounts have been forgiven to date.

Holders of Subordinated Units have the right to convert into Priority Units on a one-for-one basis at any time after the end of the first fiscal year ending on or after December 31, 2008 if the Trust has earned EBITDA of at least $47 million and paid distributions of at least $1.20 per Trust Unit for such fiscal year.

On June 27, 2007, the Trust issued 300,000 warrants at a strike price of $7.47 per unit expiring May 1, 2008 for aggregate consideration of $270,000. The Trust valued the warrants using the following assumptions in the Black-Scholes model: average risk-free interest rate of 4.73%; average expected life of 0.91 years; expected volatility of 30%.

On April 27, 2007, Petrowest approved the implementation of a DRIP program which provides the opportunity for unitholders to reinvest the cash distributions towards the purchase of additional units from treasury at a price equal to 95% of the average market price based on weighted average trading prices for the ten days prior to distribution payment date.

Future distributions and continuation of the DRIP program will be at the discretion of the Board of Directors of Petrowest Energy Services General Partner Ltd. and may vary depending on the current and anticipated level of activity in the energy services industry as well as the operational performance of the various partnerships.

Units issued on the acquisition of the Acquired Companies and units issued on the acquisition of the Newly Acquired Companies are held in escrow. Escrowed shares are released as to 25% at the end of year one and the remaining 75% at the end of year two.

GOODWILL

The Goodwill balance has arisen from the two sets of acquisitions. Goodwill represents the excess of purchase price of the Acquired Companies over the fair value of net assets acquired and liabilities assumed. The goodwill balance is assessed for impairment annually at year-end or as events occur that could result in permanent impairment. Impairment is charged to earnings and is not tax affected, in the period in which it occurs. Goodwill is stated at cost less impairment and is not amortized.

RELATED PARTY TRANSACTIONS

Petrowest paid rents for the three and six months ended June 30, 2007, respectively, for office and shop space under leases entered into with certain former vendors in the amount of$481,278 and $903,535. Future lease commitments associated with the transactions are included in note 13. Transactions were recorded at the exchange amount which is estimated to equal fair market value.

FINANCIAL INSTRUMENTS

On January 1, 2007, the Trust adopted the new CICA Handbook sections *3855 - Financial Instruments – Recognition and Measurement, 1530 – Comprehensive Income, and 3865 – Hedges*. The financial instruments standard establishes the recognition and measurement criteria of financial assets, financial liabilities and derivatives. All financial instruments are required to be measured at fair value on initial recognition of the instrument, except for certain related party transactions. Measurement in subsequent periods depends on whether the financial instrument has been classified as held-for-trading, available-for-sale, held-to-maturity, loans and receivables, or other financial liabilities as defined by the standard.

Financial assets and financial liabilities held-for-trading are measured at fair value with changes in those fair values recognized in net earnings (loss). Financial assets available-for-sale is measured at fair value, with changes in those fair values recognized in other comprehensive income (loss). Financial assets held-to-maturity, loans and receivables and other financial liabilities are measured at amortized cost using the effective interest method of amortization. The methods used by the Trust in determining the fair value of financial instruments are unchanged as a result of implementing the new standard.

The Trust has no financial instruments or activities that give rise to other comprehensive income (loss). The Trust's cash and cash equivalents are designated as held-for-trading and are measured at carrying value, which approximates fair value due to the short-term nature of these instruments. Accounts receivable are designated as loans and receivables. Accounts payable and accrued liabilities, distribution payable, and the credit facility are designated as other liabilities and are recorded at cost.

CRITICAL ACCOUNTING ESTIMATES AND ACCOUNTING POLICIES

Critical Accounting Estimates

The unaudited interim consolidated financial statements for the quarter ended June 30, 2007 have been prepared in accordance with the accounting policies described in the notes to the annual audited financial statements posted on SEDAR. As a normal part of the financial statement preparation process, management is required to make estimates and assumptions based on information available as at the financial statement date. These estimates and assumptions affect the reported amounts of assets and liabilities, the possible disclosure of contingent assets and liabilities at the date of the financial statements and the amount of revenue and expense reported for the period.

Although estimates and assumptions must be made during the financial statement preparation process, it is management's opinion that none of the estimates or assumptions had a material effect on the financial statements at the time they were made. The most significant estimates in Petrowest's financial statements are the estimate for future income taxes, amortization period for property and equipment, valuation of assets in the purchase equation, assumptions used in the binomial valuation methodology and recoverability of accounts receivable.

KEY RISKS AND UNCERTAINTIES

Material Debt

The Trust's credit facility is subject to renewal in November 2007. In the event that facility is not renewed the principal repayments would be required quarterly over a three year period which could have a material impact on the Trust's ability to continue distributions and retire the principal obligations. While the Trust believes it will be successful in renewing or replacing the facility there can be no assurance that it will be successful.

Additional Risks are detailed in the Trust's annual information form dated March 30, 2007 which is available in electronic form at www.sedar.com and the Audited Consolidated Financial Statements and Management Discussion and Analysis for the year ended December 31, 2006 which are available in electronic form at www.sedar.com.

FINANCIAL DISCLOSURES

During the period ended June 30, 2007, no change occurred to Petrowest's internal control over financial reporting that has materially affected or is reasonably likely to materially affect Petrowest's internal control over financial reporting.

The Chief Executive Officer and the Chief Financial Officer continue to evaluate the effectiveness of Petrowest's disclosure controls and procedures taking into consideration the functions performed by its Disclosure Committee, the review and oversight of all executive officers and the board, as well as the process and systems in place for filing regulatory and public information. Petrowest's established review process and disclosure controls are designed to ensure that all required information, reports and filings required under Canadian securities legislation are properly submitted and recorded in accordance with those requirements over financial reporting as of June 30, 2007 pursuant to the requirements of Multilateral Instrument 52-109 of the Canadian Securities Administrators.

Petrowest integrated the nine private businesses described as the September 7, 2006 acquisitions to Note 4(a) of the financial statements and completed the data conversion of the existing accounting systems within the Acquired Companies to a common accounting system platform. All nine entities were live on the new accounting platform as at January 1, 2007.

Petrowest has also integrated the additional five private businesses described as the May 18, 2007 acquisitions to Note 4(b) of the financial statements and completed the data conversion of the existing accounting systems within the Newly Acquired Companies to a common accounting system platform. The five new entities were live on the new accounting platform as at May 18, 2007.

As part of the Trust's transition from fourteen owner managed control environments that existed in the Acquired Companies and the Newly Acquired Companies to an acceptable public company control environment, the Trust engaged third party consultants to assist with the design, documentation and testing of original internal control systems, new proposed improvements, interim measures during the conversion and planned implementation on completion of the conversion. By their nature certain planned controls, or controls that would exist on completion of the data conversion, could not be tested because they were not fully operational at the time of testing.

Based on the ongoing evaluations performed, the CEO and CFO have concluded that the design and operation of the Trust's disclosure controls and procedures were effective as at June 30, 2007 to ensure that information required to be disclosed by the Trust in reports filed under Canadian securities laws is gathered, recorded, processed, summarized and reported within the time periods specified under Canadian securities laws and is accumulated and communicated to management, including the CEO and CFO, to allow timely decisions regarding required disclosure as required under Canadian securities laws.

Further, based on the Trust's mitigating procedures, the CEO and the CFO have satisfied themselves that potential weaknesses in controls as described in the 2006 year end management discussion and analysis, have not resulted in material errors in the financial statements of the current quarter. Management and the Board of Directors are committed to transparency and completeness of financial reporting and disclosure. The existence of the identified control weaknesses need not necessarily be interpreted as evidence of a lack of integrity, of unsound business practices or of unacceptable risks to its shareholders and other related parties.

It should be noted that while Petrowest's principal executive officer and principal financial officer believe that Petrowest's disclosure controls and procedures provide a reasonable level of assurance that they are effective, they do not expect that Petrowest's disclosure controls and procedures or internal control over financial reporting will prevent all errors and fraud. A control system, no matter how well conceived or operated, can provide only reasonable, not absolute, assurance that the objectives of the control system are met.

Internal control systems, no matter how well designed, have inherent limitations. Therefore, even those systems determined to be effective can provide only reasonable assurance with respect to financial statement preparation and presentation. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate

ADDITIONAL CORPORATE INFORMATION

Additional information relating to the Trust, including the Trust's Annual Information Form, can be found on SEDAR at www.sedar.com and on the Trust's website at www.petro-west.com

FORWARD LOOKING STATEMENTS

Certain information and statements contained in this MD&A constitute forward-looking information, including the anticipated costs associated with the purchase of capital equipment, expectations concerning the nature and timing of growth within the various business units operated through affiliates of the Trust, expectations respecting the competitive position of such business units, expectations concerning the financing of future business activities, statements as to future economic and operating conditions, oil sands production and investment, oil sands reserves, revenues from oil and gas and non-oil and gas activities, debt to EBITDA ratio and end of year payout ratio. **Readers should review the cautionary statement respecting forward-looking information that appears below. Any forward statements are made as of the date hereof and the Trust does not undertake to publicly update and review such statements to reflect new events, subsequent events or otherwise, except in circumstances where in light of intervening events and absent further explanation the statements would be considered misleading.**

The information and statements contained in this MD&A that are not historical facts are forward-looking statements. Forward-looking statements (often, but not always, identified by the use of words such as "seek", "plan", "continue", "estimate", "project", "predict", "potential", "targeting", "intend", "could", "might", "should", "believe", "expect", "may", "anticipate" or "will" and similar expressions) may include plans, expectations, opinions, or guidance that are not statements of fact. Forward-looking statements

are based upon the opinions, expectations and estimates of management as at the date the statements are made and are subject to a variety of risks and uncertainties and other factors that could cause actual events or outcomes to differ materially from those anticipated or implied by such forward-looking statements. These factors include, but are not limited to, such things as changes in industry conditions (including the levels of capital expenditures made by oil and gas producers and explorers), the credit risk to which the Trust is exposed in the conduct of its business, fluctuations in prevailing commodity prices or currency and interest rates, the competitive environment to which the various business units are, or may be, exposed in all aspects of their business, the ability of the Trust's various business units to access equipment (including parts) and new technologies and to maintain relationships with key suppliers, the ability of the Trust's various business units to attract and maintain key personnel and other qualified employees, various environmental risks to which the Trust's business units are exposed in the conduct of their operations, inherent risks associated with the conduct of the businesses in which the Trust's business units operate, timing and costs associated with the acquisition of capital equipment, the impact of weather and other seasonal factors that affect business operations, availability of financial resources or third-party financing and the impact of new laws or changes in administrative practices on the part of regulatory authorities. Forward-looking information respecting the anticipated costs associated with the purchase of capital equipment are based upon historical prices for various classes of equipment, expectations relating to the impact of inflation on the future cost of such equipment and management's views concerning the negotiating leverage of the Trust and its affiliates. Forward-looking information concerning the nature and timing of growth within the various business units is based on the current budget of the Trust (which is subject to change), factors that affected the historical growth of such business units, sources of historic growth opportunities and expectations relating to future economic and operating conditions. Forward-looking information concerning the future competitive position of the Trust's business units is based upon the current competitive environment in which those business units operate, expectations relating to future economic and operating conditions and current and announced build programs and other expansion plans of other organizations that operate in the energy service business. Forward-looking information concerning the financing of future business activities is based upon the financing sources on which the Trust and its predecessors have historically relied and expectations relating to future economic and operating conditions. Forward-looking information concerning future economic and operating conditions is based upon historical economic and operating conditions, opinions of third-party analysts respecting anticipated economic and operating conditions. Although management of the Trust believes that the expectations reflected in such forward looking statements are reasonable, it can give no assurance that such expectations will prove to have been correct. ***Accordingly, readers should not place undue reliance upon any of the forward-looking information set out in this MD&A.*** *All of the forward looking statements of the Trust contained in this MD&A are expressly qualified, in their entirety, by this cautionary statement. The various risks to which the Trust is exposed are described under "Key Risks and Uncertainties" herein and under "Risk Factors" detailed in the Trust's prospectus dated August 28, 2006 and the Trust's Annual Information Form dated April 2, 2007.*

Petrowest Energy Services Trust
Consolidated Balance Sheet (unaudited)

	$000's	
Assets	**June 30, 2007**	**December 31, 2006**
Current assets		
Cash and cash equivalents	1,244	9,312
Accounts receivable	48,225	38,498
Prepaid expenses and other	4,316	1,517
Inventory	3,729	3,454
	57,514	52,781
Property and equipment (note 5)	130,803	91,298
Intangible assets (note 6)	66,208	53,438
Goodwill (note 7)	119,666	98,068
Future income taxes (note 11)	1,499	-
	375,690	295,585
Liabilities		
Current liabilities		
Accounts payable and accrued liabilities	20,999	20,296
Corporate taxes payable	934	-
Distributions payable	4,028	3,245
Purchase consideration payable (note 4(a) and 4(c))	2,000	6,422
Current portion of obligations under capital leases	331	87
Current portion of revolving bank term loan (note 8)	15,000	-
	43,292	30,050
Obligations under capital leases	827	169
Revolving bank term loan (note 8)	75,000	15,000
Future income taxes (note 11)	13,468	-
	132,587	45,219
Unitholders' Equity		
Units (note 9)	290,350	257,279
Warrants (note 9)	270	-
Contributed surplus	898	358
Accumulated (loss) earnings	(19,917)	3,379
Accumulated cash distributions to unitholders	(28,498)	(10,650)
	243,103	250,366
	375,690	295,585

Commitments and contingency (notes 4(c) and 13)

See accompanying notes to the interim unaudited consolidated financial statements

Approved on behalf of the board:

Ken Drysdale　　　　Mark Schweitzer

Petrowest Energy Services Trust
Consolidated Statement of Loss, Comprehensive Loss and Accumulated Earnings

For the three and six months ended June 30, 2007 **(Unaudited)**

	$000's	
	Three Months Ended June 30, 2007	**Six Months Ended June 30, 2007**
Revenue	27,134	59,997
Expenses		
Operating expenses	24,468	49,814
General and administrative	1,638	3,329
Interest	1,102	1,646
Amortization of property and equipment	6,620	11,751
Amortization of intangible assets	2,517	4,697
	36,345	71,237
	(9,211)	(11,240)
Other income		
Gain (loss) on disposal of property and equipment	11	(235)
Interest income	98	148
Net loss and comprehensive loss for the period before taxes	(9,102)	(11,327)
Future income tax expense (note 11)	(11,969)	(11,969)
Net loss and comprehensive loss for the period	(21,071)	(23,296)
Accumulated earnings - beginning of period	1,154	3,379
Accumulated loss - end of period	(19,917)	(19,917)
Net loss per unit - basic and diluted (note 9)	($0.69)	($0.79)

See accompanying notes to the interim unaudited consolidated financial statements

Petrowest Energy Services Trust

Consolidated Statement of Cash Flows

For the three and six months ended June 30, 2007

	(Unaudited) $000's	
	Three Months Ended June 30, 2007	**Six Months Ended June 30, 2007**
Cash provided by (used in)		
Operating activities		
Net loss for the period	(21,071)	(23,296)
Items not affecting cash		
Amortization of tangible assets	6,620	11,751
Amortization of intangible assets	2,517	4,697
Unit-based compensation	342	612
Future income taxes	11,969	11,969
(Gain) loss on disposal of property and equipment	(11)	235
	366	5,968
Changes in non-cash working capital		
Accounts receivable	606	2,508
Prepaid expenses	338	(387)
Inventory	475	199
Accounts payable and accrued liabilities	59	(8,172)
Income taxes payable	(52)	(52)
	1,792	64
Financing activities		
Unitholder distributions	(8,462)	(16,382)
Repayment of capital lease obligations	(253)	(253)
Proceeds from revolving term bank loan	65,000	75,000
	56,285	58,365
Investing activities		
Acquisition of acquired companies net of and working capital adjustments and costs (note 4(b))	(51,799)	(51,799)
Business alliance	(2,000)	(74)
Purchase of property and equipment	(7,685)	(11,723)
Proceeds on property and equipment disposals	2,767	1,521
Purchase price adjustment	2,000	(4,422)
	(56,717)	(66,497)
Increase (decrease) in cash and cash equivalents	1,360	(8,068)
Cash and cash equivalents, beginning of period	(116)	9,312
Cash and cash equivalents, end of period	1,244	1,244
Supplementary information		
Interest paid	1,102	1,646
Income taxes paid	-	-
Non cash transactions		
Property and equipment financed by capital leases	565	1,155
Units issued on acquisition (note 4(b))	32,316	32,316
Warrants issued (note 9)	270	270

See accompanying notes to the interim unaudited consolidated financial statements

1 Nature of the Organization

Petrowest Energy Services Trust ("Petrowest" or the "Trust") is an open-ended unincorporated mutual fund trust established under and governed by the laws of the Province of Alberta pursuant to the Deed of Trust dated July 6, 2006. Commercial operations of the Trust commenced on September 7, 2006 and Petrowest began publicly trading on the Toronto Stock Exchange on that same day under the trading symbol PRW.UN. As such, since the Trust was formed on July 6, 2006, there is no comparable quarter included in these financial statements.

2 Accounting Policies

These consolidated interim financial statements are stated in Canadian dollars and have been prepared by management in accordance with Canadian Generally Accepted Accounting Principles ("GAAP"). They follow the same accounting policies as the Trust's audited consolidated financial statements for the year ended December 31, 2006, except as discussed below, and should be read in conjunction with these statements.

Financial instruments

On January 1, 2007, the Trust adopted the new CICA Handbook sections *3855 - Financial Instruments – Recognition and Measurement, 1530 – Comprehensive Income, and 3865 – Hedges.* The financial instruments standard establishes the recognition and measurement criteria of financial assets, financial liabilities and derivatives. All financial instruments are required to be measured at fair value on initial recognition of the instrument, except for certain related party transactions. Measurement in subsequent periods depends on whether the financial instrument has been classified as held-for-trading, available-for-sale, held-to-maturity, loans and receivables, or other financial liabilities as defined by the standard.

Financial assets and financial liabilities held-for-trading are measured at fair value with changes in those fair values recognized in net earnings (loss). Financial assets available-for-sale is measured at fair value, with changes in those fair values recognized in other comprehensive income (loss). Financial assets held-to-maturity, loans and receivables and other financial liabilities are measured at amortized cost using the effective interest method of amortization. The methods used by the Trust in determining the fair value of financial instruments are unchanged as a result of implementing the new standard.

The Trust has no financial instruments or activities that give rise to other comprehensive income (loss). The Trust's cash and cash equivalents are designated as held-for-trading and are measured at carrying value, which approximates fair value due to the short-term nature of these instruments. Accounts receivable are designated as loans and receivables. Accounts payable and accrued liabilities, distribution payable, obligations under capital leases and the revolving bank term loan are designated as other liabilities and are recorded at cost.

Income taxes

On June 12, 2007, the legislation implementing the new tax on publicly traded income trusts and limited partnerships (the "SIFT tax"), referred to as "specified investment flow-through" ("SIFT") entities (Bill C-52) received third reading in the House of Commons and on June 22, 2007, the Bill received Royal Assent. As a result, the tax was considered to be enacted for accounting purposes in June 2007.

Under the SIFT tax, distributions will not be deductible for income tax purposes by SIFTs in 2011 and thereafter and any trust level taxable income will be taxed at rates approximating the corporate income tax rate currently estimated to be 31.5 percent.

For accounting purposes, as the SIFT tax was enacted in the second quarter of 2007, Petrowest recorded a non-cash charge to future income taxes to reflect the temporary differences between the book and tax basis of assets and liabilities expected to be remaining in the Trust in 2011.

3 Seasonality

Petrowest's operations are conducted in northern Alberta and northeast British Columbia and are susceptible to the impacts of the seasons. Quarter one is in the winter months and is subject to frozen conditions, periods of extreme cold and snow. This is typically one of the busiest quarters for Petrowest, as oil and gas exploration and development and drilling activity focuses on areas located in muskeg and swamp type conditions not normally accessible in a non-frozen state. Quarter two is generally the slowest quarter for Petrowest's operations. Spring time melt conditions result in soft, wet ground generally requiring the implementation of road bans which prevent heavy load transportation on roadways. Quarter three encompasses the summer months, and Petrowest's activity levels typically generate revenues that fall in the middle between Quarters one and two with work relating to oil and gas projects in areas that do not entail access through muskeg. Quarter four starts out similar to the summer activity and ramps up as the ground freezes and access is permitted. Depending of length of the fall Quarter four revenues can approximate or exceed quarter one revenues.

4 Acquisitions

(a) Acquisitions September 7, 2006

Pursuant to a prospectus dated August 28, 2006, Petrowest issued Units of the Trust and used the proceeds, through its subsidiaries, to acquire 100% of the outstanding shares of Safetymaster Rentals Corporation, R Bee Crushing Ltd., Wales Contractors Ltd., Roy Larson Construction Ltd., Gordon Bros. Construction Ltd., 404434 Alberta Corporation, Murtron Hauling Ltd., Neuwest Equipment Rentals Inc, Northern Tractor Sales and Rentals Co. Ltd. and their affiliates ("Acquired Companies"). The acquisition of the acquired companies was completed September 7, 2006. The estimated purchase price of the Acquired Companies calculated as the base purchase price plus working capital less debt was $230,934,992, subject to post closing adjustments for actual working capital, debt obligations retired and the sale of redundant assets.

The Acquired Companies have been accounted for using the purchase method with the assets acquired and liabilities assumed recorded at their estimates of fair value. An allocation of the consideration is as follows:

Net assets acquired	**$000's**
Cash acquired on acquisition	6,115
Accounts receivable	37,648
Prepaid expenses	680
Inventories	4,158
Accounts payable and accrued liabilities	(27,257)
Income taxes payable	(215)
Property and equipment	82,699
Intangibles	56,223
Goodwill	97,949
Total	258,000
Consideration paid	
Net cash to vendors	103,284
Cash repayment of working capital adjustments	(2,055)
Purchase price adjustment	6,422
Retirement of long-term debt and capital lease obligations	22,698
	130,349
Trust Units (12,765,094 units issued)	127,651
Total	258,000

There is a dispute with Northern Tractor associated with the valuation of certain working capital items and the valuation of redundant assets retained by the vendor. The total disputed amount is approximately $800,000. This amount has been classified as a contingent gain and because collectability is uncertain, has not been recognized for purposes of the calculation of the purchase price adjustment. Arbitration of these amounts is expected to occur prior to the end of the third quarter of 2007 and adjustments required to the purchase price to reflect this contingent gain, if any, may be material.

(b) Acquisitions May 18, 2007

Petrowest entered into agreements to acquire all of the outstanding shares and shareholder loans of Cutbank Trucking Ltd. and Cutbank Transport Ltd. (collectively, "Cutbank"), Jim Moffatt Construction Ltd. and 921639 Alberta Ltd., (collectively, "Jim Moffatt Construction"), Quigley Contracting Ltd, 529805 B.C. Ltd. and LMQ Enterprises Ltd., (collectively, "Quigley Contracting Ltd."), Rick's Mechanical Services Ltd. and Tri-Dave Gravel Sales Ltd (collectively, the "Newly Acquired Companies"). The acquisition of the acquired companies was completed May 18, 2007.

The estimated purchase price of the Newly Acquired Companies was $92,576,108.

The Newly Acquired Companies have been accounted for using the purchase method with the assets acquired and liabilities assumed recorded at their estimates of fair value. An allocation of the consideration is as follows:

Net assets acquired	**$000's**
Cash acquired on acquisition	8,963
Accounts receivable	12,235
Prepaid expenses and other	2,412
Inventories	474
Accounts payable and accrued liabilities	(8,875)
Income taxes payable	(986)
Property and equipment	42,134
Intangibles	15,123
Goodwill	21,598
Total	93,078
Consideration paid	
Net cash to vendors	50,869
Acquisition costs	502
Retirement of long-term debt and capital lease obligations	9,391
	60,762
Trust Units (4,351,622 units issued)[1]	32,316
Total	93,078

[1] For the purposes of calculation of the aggregate, the trust units have been attributed a value of $7.4261 each, the five day volume weighted average price before the closing date.

(c) Business Alliance June 18, 2007

On June 18, 2007 Petrowest signed agreements documenting a memorandum of understanding effective May 1, 2007 with the Woodland Cree First Nations ("WCFN") providing Petrowest with the primary right to provide a combination of services on a revenue sharing basis within the WCFN traditional lands for a period of 5 years. In conjunction with the agreements, Petrowest purchased the road construction equipment assets of the WCFN. The total cash consideration paid or payable to the WCFN for the assets and the contractual rights was $4,000,000. Petrowest paid $2,000,000 in cash on closing, retired $1,424,623 of equipment debt subsequent to the quarter end and the remaining $575,377 will be paid on certain post closing conditions being met.

The Trust also issued the WCFN 300,000 warrants to acquire Petrowest units at a strike price of $7.47 per unit. The warrants expire May 1, 2008. The valuation of the warrants has been calculated using a Black-Scholes pricing model (note 9).

Petrowest has accounted for the transaction as follows:

	$000's
Value of warrant consideration	270
Initial cash consideration	2,000
Remaining purchase consideration payable	2,000
	4,270
Fair Value of Equipment	1,926
Value of business alliance	2,344
Total Consideration	4,270

The business alliance will be amortized on a straight-line basis over 5 years.

In addition the Trust has agreed to provide services in kind valued at market rates to assist in the potential construction and development of a community centre subject to certain conditions being fulfilled and capped to a maximum of $1,000,000.

5 Property and Equipment

$000's

	Cost	Accumulated Amortization	June 30, 2007 Net Book Value	December 31, 2006 Net Book Value
Buildings, portable buildings and fencing	6,681	457	6,224	3,284
Heavy equipment	121,146	13,602	107,544	75,087
Equipment under capital lease	1,411	136	1,275	247
Vehicles	4,330	741	3,589	2,281
Trailers	8,948	863	8,085	7,427
Equipment	3,473	885	2,588	1,941
Office furniture and equipment	447	81	366	148
Communications, computer hardware and software	857	298	559	420
Leasehold improvements	47	2	45	46
Subtotal	147,340	17,065	130,275	90,881
Assets under construction	528	-	528	417
	147,868	17,065	130,803	91,298

6 Intangible Assets

	$000's			
			June 30, 2007	December 31, 2006
	Cost	Accumulated Amortization	Net Book Value	Net Book Value
Non Competition Agreements	35,213	4,127	31,086	25,098
Business alliance (note 4)	2,344	-	2,344	-
Brand and Trade Names	7,955	890	7,065	5,048
Customer Relationships	27,505	1,792	25,713	23,292
Total	73,017	6,809	66,208	53,438

Non competition agreements, business alliance and brand and trade names are amortized over 5 years on a straight line basis. Customer relationships are amortized over 10 years on a straight line basis.

7 Goodwill

Goodwill has arisen from the two sets of acquisitions described in note 4 plus costs of the acquisitions as follows:

	June 30, 2007	December 31, 2006
September 7, 2006 acquisitions	97,949	97,949
Additional settlement costs	119	119
May 18, 2007 acquisitions	21,598	-
Total	119,666	98,068

8 Revolving Bank Term Loan

On May 18, 2007, the Trust amended and restated its credit facility available for growth capital, acquisition and working capital needs to $120 million. Loan security is provided by a first charge debenture, a general security agreement and a general assignment of book debts. The credit facility has a one year revolving term ending in November of 2007 which may be extended for additional 364 days at the discretion of the lender on application by the trust. Principal is then repayable in twelve equal quarterly installments over 36 months starting ninety days after the end of the revolving term. Interest is payable monthly at floating rates between prime and prime + 1.0% depending on the Trust's debt to trailing twelve month EBITDA ratio.

The term "EBITDA" is determined in accordance with GAAP, and is defined as: earnings before income taxes, interest expenses, amortization of property and equipment and amortization of intangible assets and excluding non-cash income and expenses and extraordinary items.

Current EBITDA levels require payment of interest at prime.

Principal payments due over the next four years as at June 30, 2007 are as follows:

	$000's
2007	-
2008	15,000
2009	30,000
2010	30,000
2011	15,000

9 Unitholders' Capital

Authorized

The Trust is authorized to issue an unlimited number of Trust Units. Holders of Trust Units will be entitled to receive monthly distributions to the extent declared by the Trust's Board of Trustees in priority to any payments on the Subordinated Units.

Issued

	Trust Units Outstanding	Subordinated Units Outstanding	Total Outstanding	Value $000's
Trust Units issued for cash net of issue costs	14,000,000		14,000,000	128,118
Issued on the acquisition of the Acquired Companies (note 4 (a))	12,765,094		12,765,094	127,651
Total Units	26,765,094		26,765,094	255,769
Subordinated Units				
Issued for cash	-	1,510,000	1,510,000	1,510
Issued for promissory notes	-	-	-	3,020
Less: Amount issued for promissory notes	-	-	-	(3,020)
Balance at December 31, 2006	26,765,094	1,510,000	28,275,094	257,279
Issued for services	10,000	-	10,000	72
Issued to distribution reinvestment plan "DRIP"	93,665	-	93,665	683
Issued on the acquisition of the Newly Acquired Companies (note 4 (b))	4,351,622	-	4,351,622	32,316
Total units outstanding as at June 30, 2007	31,220,381	1,510,000	32,730,381	290,350
Weighted average units outstanding three months ended June 30 basic and diluted	28,845,805	1,510,000	30,355,805	
Weighted average units outstanding six months ended June 30 basic and diluted	27,811,197	1,510,000	29,321,197	

Prior to the IPO, the Trust issued to various insiders an aggregate of 1,510,000 Subordinated Units at a price of $3.00 per Subordinated Unit, $4,530,000 in the aggregate, to be satisfied by payment of $1.00 in cash and $2.00 by way of a three-year promissory note that may be forgiven at the option of the Trust over three years if the subscriber remains as a director, officer or employee of Petrowest. No amounts have been forgiven to date. Holders of Subordinated Units have the right to convert into Priority Units on a one-for-one basis at any time after the end of the first fiscal year ending on or after December 31, 2008 if the Trust has earned EBITDA of at least $47 million and paid distributions of at least $1.20 per Trust Unit for such fiscal year.

On June 27, 2007 the Trust issued 300,000 warrants at a strike price of $7.47 per unit expiring May 1, 2008 as partial consideration for entering into the business alliance (note 4 (c)). The Trust valued the warrants at $270,000 using the following assumptions in the Black-Scholes model: average risk-free interest rate of 4.73%; average expected life of 0.91 years and expected volatility of 30%.

On April 27, 2007, Petrowest approved the implementation of a DRIP program which provides the opportunity for unitholders to reinvest the cash distributions towards the purchase of additional units from treasury at a price equal to 95% of the average market price based on weighted average trading prices for the ten days prior to distribution payment date.

Units issued on acquisitions and units issued on new acquisitions are held in escrow. Escrowed shares are released as to 25% at the end of year one and the remaining 75% at the end of year two.

10 Stock Based Compensation

Petrowest implemented a stock option plan whereby options to acquire Trust Units may be granted to directors, officers, employees and consultants.

The aggregate number of Trust units issuable upon the exercise of options outstanding under the plan at any time may not exceed 10% of the issued and outstanding Trust Units. The period during which an option granted under the Plan is exercisable may not exceed five years from the date such option is granted. The options issued under the Plan vest 1/3 after one year, 1/3 after two years and 1/3 after three years.

As at June 30, 2007	Number of options outstanding	Weighted average remaining life	Weighted average exercise price
Granted – September 7, 2006	2,605,000	4.19 years	$10.00
Expired	-		-
Outstanding, December 31, 2006 and June 30, 2007	2,605,000	4.19 years	$10.00
Exercisable, December 31, 2006 and June 30, 2007	-		-

The Trust recorded non cash compensation expense and contributed surplus of $540,000 for the six months ended June 30, 2007. Compensation expense has been included in general and administrative expenses. On July 27, 2007, the Trust cancelled its existing option plan.

11 Income taxes

On June 12, 2007, the legislation implementing the new tax on publicly traded income trusts and limited partnerships (the "SIFT tax"), referred to as (Bill C-52) received third reading in the House of Commons and on June 22, 2007 the Bill received Royal Assent. As a result, the tax was considered to be enacted for accounting purposes in June 2007. SIFTs are certain publicly traded income and royalty trusts and limited partnerships including Petrowest.

For SIFTs in existence on October 31, 2006, the SIFT tax will be effective in 2011 unless certain rules related to "undue expansion" are not adhered to. Under the guidance provided, Petrowest can increase is total equity subject to annual limits, to approximately $497.8 million by 2011 without prematurely triggering the SIFT tax.

Under the SIFT tax, distributions will not be deductible for income tax purposes by SIFTs in 2011 and thereafter and any trust level taxable income will be taxed at a rate approximating the corporate income tax rate currently estimated to be 31.5 percent. The resultant distributions will be considered taxable dividends to unitholders, generally eligible for the dividend tax credit. Distributions representing a return of capital for income tax purposes will continue to be an adjustment to a unitholder's adjusted cost base of trust units.

For accounting purposes, as the SIFT tax was enacted in the second quarter of 2007, Petrowest recorded non-cash future income tax provisions that resulted in a net charge of $11,968,789 to future income taxes to reflect the temporary differences between the book and tax basis of assets and liabilities expected to be remaining in the Trust in 2011. The majority of the temporary differences at the Trust level relate to the timing differences associated with property plant and equipment and intangibles acquired by the Trust on September 7, 2006 and May 18, 2007.

The components of future income tax balances are as follows:	$000's
Asset	
Share Issue Costs	$ 1,499
Liability	
Capital and intangible assets	$ 13,468
Net non cash future income tax expense	$ 11,969

12 Related Party Transactions

Petrowest paid rent for the three and six months ended June 30, 2007 respectively for office and shop space under leases entered into with certain former vendors in the amount of $481,278 and $903,535. Future lease commitments associated with the transactions are included in note 13. Transactions were recorded at the exchange amount which is estimated to equal fair market value.

13 Commitments

The Trust has entered into operating leases for office and shop premises and equipment that provide for minimum annual lease payments in the twelve month periods ending as follows:

	$000's
June 30, 2008	12,207
June 30, 2009	9,778
June 30, 2010	6,072
June 30, 2011	3,912
June 30, 2012	1,748

14 Segmented Information

The Trust determines its reportable segments based on the structure of its operations, which are primarily focused on four principal business segments – Construction, Transportation, Civil and Rentals. The following is selected financial information for each business segment.

For the three months ended June 30, 2007 **(unaudited)**

	Construction	Transportation	$000's Civil	Rentals	Corporate	Total
Total Revenue	7,775	6,137	11,717	3,090		28,719
Less inter-segment revenue	(583)	(569)	(12)	(421)		(1,585)
Revenue	7,192	5,568	11,705	2,669		27,134
Operating and general and administrative	7,119	7,022	9,798	529	1,638	26,106
Interest Expense	153	1	7	1	940	1,102
Interest income	24	17	2	6	49	98
(Gain) loss on disposal of equipment		(1)	(7)	1	(4)	(11)
Amortization	3,708	2,113	1,675	1,491	150	9,137
Future income taxes	-	-	-	-	11,969	11,969
Net earnings (loss)	(3,764)	(3,550)	234	653	(14,644)	(21,071)

Petrowest Energy Services Trust
Notes to Interim Unaudited Consolidated Financial Statements

For the six months ended June 30, 2007 **(unaudited)**

$000's

	Construction	Transportation	Civil	Rentals	Corporate	Total
Total Revenue	18,436	18,369	21,693	5,455	0	63,953
Less inter-segment revenue	(1,260)	(1,494)	(37)	(1,165)	0	(3,956)
Revenue	17,176 29%	16,875 28%	21,656 36%	4,290 7%	0	59,997
Operating and general and administrative	14,785	16,529	16,282	2,218	3,329	53,143
Interest Expense	157	4	45	3	1,437	1,646
Interest income	25	18	2	6	97	148
(Gain) loss on disposal of equipment	83	2	153	1	(4)	235
Amortization	6,017	3,929	3,172	3,012	318	16,448
Future Income Taxes	-	-	-	-	11,969	11,969
Net earnings (loss)	(3,841)	(3,571)	2,006	(938)	(16,952)	(23,296)

Selected Balance Sheet Items as at June 30, 2007

	Construction	Transportation	Civil	Rentals	Corporate	Total
Current Assets	24,875	16,395	23,502	(2,752)	(4,506)	57,514
Property and equipment	58,217	25,468	26,067	17,296	3,755	130,803
Intangibles	26,360	19,991	9,665	7,848	2,344	66,208
Goodwill	47,798	31,590	26,220	13,569	489	119,666
Future Income tax	938	209	339	4	9	1,499
Total Assets	158,188	93,653	85,793	35,965	2,091	375,690

All transactions between segments were initially recorded at approximate market rates. Transactions between segments have been eliminated on consolidation.

EXECUTIVE MANAGEMENT TEAM

Kenneth N. Drysdale
President, Chief Executive Officer & Director

John B. Paul, CA
Chief Financial Officer

Keith D. Hudson, CFA
Vice President, Business Development

BOARD OF DIRECTORS

D. Hugh Gillard
Chairman of the Board

Rene Amirault
Director

Walter DeBoni
Director

Gerald A. Romanzin, CA
Director

Kenneth N. Drysdale
Director

Mark Schweitzer, CA
Director

BANKERS

TD Bank
Calgary Main Branch
751 – 3rd Street SW
Calgary, AB, T2P 3Y8

AUDITORS

PriceWaterhouseCoopers LLP
3100, 111 – 5th Avenue SW
Calgary, AB, T2P 3Y6

LEGAL COUNSEL

Bennett Jones LLP
4500, 855 – 2nd Street SW
Calgary, AB, T2P 4K7

REGISTRAR AND TRANSFER AGENT

Valiant Trust Company
310, 606 – 4th Street SW
Calgary, AB, T2P 1T1

OFFICE LOCATIONS

Grande Prairie (Head Office)
Suite 204, 10605 Westside Drive
Grande Prairie, AB, T8V 8E6
P: 780.830.0881
F: 780.830.0882
E: info@petro-west.com
W: www.petro-west.com

Calgary (Corporate Office)
1020, 407 – 2nd Street SW
Calgary, AB, T2P 2Y3
P: 403.237.0881
F: 403.237.0880

News release via Canada NewsWire, Calgary 403-269-7605

Attention Business/Financial Editors:
Petrowest Energy Services Trust announces August cash distribution

CALGARY, Aug. 20 /CNW/ - Petrowest Energy Services Trust ("Petrowest") (TSX - "PRW.UN") announces today that its cash distribution for the month of August will be $0.06 per trust unit. The distribution will be paid on September 15, 2007 to unitholders of record on August 31, 2007. The trust units will commence trading on an ex-distribution basis on August 29, 2007 at the opening of markets.

Petrowest is a leading provider of pre-drilling and post-completion energy and civil infrastructure services to the northern region of the western Canadian sedimentary basin. Petrowest is an unincorporated, open-ended, limited purpose, mutual fund trust established under the laws of Alberta.

%SEDAR: 00023937E

/For further information: Kenneth N. Drysdale, President and Chief Executive Officer, or John B. Paul, Chief Financial Officer, at (780) 830-0881 or info(at)petro-west.com/
(PRW.UN.)

CO: Petrowest Energy Services Trust

CNW 14:02e 20-AUG-07

TABLE OF CONTENTS


RECEIVED
2007 SEP 14 A 5: 19

Tabs

13. Underwriting Agreement dated August 28, 2006 among the Trust, Petrowest Energy Services General Partner Ltd., Kenneth N. Drysdale and Gary Sweetman.

14. Share Purchase Agreement dated May 23, 2006 among Petrowest Services Ltd., 1241145 Alberta Ltd., 1241140 Alberta Ltd., 310423 Alberta Ltd. and Wales Contractors Ltd.

15. Share Purchase Agreement dated May 23, 2006 among Petrowest Services Ltd., 1243654 Alberta Ltd., Ted Moug and Safetymaster Rentals Corporation.

16. Share Purchase Agreement dated May 23, 2006 among Petrowest Services Ltd., 1243545 Alberta Ltd., Dan Fitzpatrick, Fitzpatrick Co. Ltd., and Northern Tractor Sales and Rentals Co. Ltd.

17. Share Purchase Agreement dated May 23, 2006 among Petrowest Services Ltd., Gary Sweetman, Ken Drysdale and Neuwest Equipment Rentals Inc.

18. Share Purchase Agreement dated May 23, 2006 among Petrowest Services Ltd., 1243546 Alberta Ltd., 1243548 Alberta Ltd., Murray Head, Murtron Hauling Ltd., and 815431 Alberta Ltd.

19. Share Purchase Agreement dated May 23, 2006 among Petrowest Services Ltd., 1243537 Alberta Ltd., Roy Larson, Georgie Larson and Roy Larson Construction Ltd.

20. Share Purchase Agreement dated May 23, 2006 among Petrowest Services Ltd., 1243530 Alberta Ltd., Robert Gordon, 332691 Alberta Ltd. and Gordon Bros. Construction Ltd.

21. Share Purchase Agreement dated May 23, 2006 among Petrowest Services Ltd., 1243524 Alberta Ltd., Dennis Geherman, Donna Geherman, Rudy Geherman, Darcy Geherman, 404434 Alberta Corporation, 756169 Alberta Corporation and 756171 Alberta Corporation.

22. Share Purchase Agreement dated May 23, 2006 among Petrowest Services Ltd., 1243539 Alberta Ltd., 1243988 Alberta Ltd., Jake Jay Holdings Ltd., Bernard Reed, Janet Fisher, R Bee Crushing Ltd., Dal Finn Holdings Ltd. and Bernet Ventures Ltd.

23. Share Purchase Agreement dated May 1, 2007 among Petrowest Energy Services Trust, Petrowest Services Ltd., Richard Quigley, Lisa Quigley, Jana Leslie, 490721 B.C. Ltd., 1311563 Alberta Ltd., Quigley Contracting Ltd., 529805 B.C. Ltd. and LMQ Enterprises Ltd.

24. Share Purchase Agreement dated May 1, 2007 among Petrowest Energy Services Trust, Petrowest Services Ltd., Rick Serhan, Lori Serhan, 1300844 Alberta Ltd., and Rick's Mechanical Services Ltd.

25. Share Purchase Agreement dated May 1, 2007 among Petrowest Energy Services Trust, Petrowest Services Ltd., Dave Hall, 506221 Alberta Ltd., and Tri-Dave Gravel Sales Ltd.

26. Share Purchase Agreement dated May 1, 2007 among Petrowest Energy Services Trust, Petrowest Services Ltd., Ray Wardill, Patrick Garrett, Pat Garrett Family Trust, Cutbank Transport Ltd. and Cutbank Trucking Ltd.

27. Share Purchase Agreement dated May 1, 2007 among Petrowest Energy Services Trust, Petrowest Services Ltd., Jim Moffatt, Lois Moffatt, 1312372 Alberta Ltd., Jim Moffatt Construction Ltd. and 921639 Alberta Ltd.

28. Unanimous Shareholder Agreement dated August 29, 2006 among Petrowest Energy Services General Partner Ltd., the Trust, Petrowest Energy Services Business Trust and Petrowest Energy Services Trustee Ltd.

29. Petrowest Transportation LP - Limited Partnership Agreement dated August 29, 2006 among Petrowest Energy Services General Partner Ltd., Petrowest Business Trust and Petrowest Services Ltd.

30. Petrowest Services Rentals LP - Limited Partnership Agreement dated August 29, 2006 among Petrowest Energy Services General Partner Ltd., Petrowest Business Trust and Petrowest Services Ltd.

31. Petrowest Civil Services LP - Limited Partnership Agreement dated August 29, 2006 among Petrowest Energy Services General Partner Ltd., Petrowest Business Trust and Petrowest Services Ltd.

32. Petrowest Construction LP - Limited Partnership Agreement dated August 29, 2006 among Petrowest Energy Services General Partner Ltd., Petrowest Business Trust and Petrowest Services Ltd.

33. Note Indenture dated August 29, 2006 between Petrowest Energy Services Business Trust and Valiant Trust Company.

34. Escrow Agreement dated September 7, 2006.

35. Credit Agreement dated November 8, 2006 among Petrowest Energy Services General Partner Ltd.; Petrowest Construction LP, Petrowest Transportation LP, Petrowest Civil Services LP, Petrowest Services Rentals LP, Petrowest Energy Services Trustee Ltd., Petrowest Services Ltd., Petrowest Energy Services Trust and Petrowest Energy Services Business Trust; The Tortonto-Dominion Bank, Alberta Treasury Branches, The Bank of Nova Scotia, and the banks, financial institutions and others from time to time parties hereto; and The Toronto-Dominion Bank (as Administration Agent for the Lenders).

36. Amended and Restated Credit Agreement dated May 18, 2007 among Petrowest Energy Services General Partner Ltd.; Petrowest Construction LP, Petrowest Transportation LP, Petrowest Civil Services LP, Petrowest Services Rentals LP, Petrowest Energy Services Trustee Ltd., Petrowest Services Ltd., Petrowest Energy Services Trust and Petrowest Energy Services Business Trust; The Toronto-Dominion Bank, Alberta Treasury Branches, The Bank of Nova Scotia and the banks, financial institutions and others from time to time parties hereto; The Toronto-Dominion Bank (as Lead Arranger and Bookmanager); and The Toronto-Dominion Bank (as Administration Agent for the Lenders).

37. Business Acquisition Report filed pursuant to Form 51-102F4 dated October 18, 2006 regarding the Trust's acquisition of nine oil and gas services businesses pursuant to share purchase agreements. The acquisition was completed on September 7, 2006.

38. Business Acquisition Report filed pursuant to Form 51-102F4 dated August 1, 2007 regarding the Trust's acquisition of five private construction and transportation businesses.

39. President's Letter to the Unitholders dated March 22, 2007 regarding the Trust's financial and operational results.

FORM 51-102F3

MATERIAL CHANGE REPORT

1. **Name and Address of Company:**

Petrowest Energy Services Trust
Suite 204, 20605 Westside Drive
Grande Prairie, Alberta T8V 8E6

2. **Date of Material Change:**

September 7, 2006

3. **News Release:**

A news release was issued on September 7, 2006, and disseminated through the facilities of Canada NewsWire. A copy of such news release is attached to this material change report as Schedule "A".

4. **Summary of Material Change:**

On September 7, 2006, Petrowest Energy Services Trust. ("Petrowest" or the "Trust") completed its initial public offering of 14,000,000 trust units at $10.00 per unit, amounting to gross proceeds of $140 million.

5. **Full Description of Material Change:**

On September 7, 2006 Petrowest completed its initial public offering of 14,000,000 trust units at a price of $10.00 per unit for gross proceeds of $140 million. The offering was carried out by a syndicate of investment dealers led by Westwind Partners Inc. and Sprott Securities Inc., and including Lightyear Capital Inc., Blackmont Capital Inc. and Dundee Securities Corporation (collectively, the "Underwriters"). The Trust has granted to the Underwriters an option, exercisable, in whole or in part from time to time, for up to 30 days following closing, to purchase up to an additional 1,400,000 trust units at a price of $10.00 per unit to cover over allotments, if any and for market stabilization purposes.

Immediately subsequent to the initial public offering, Petrowest acquired nine businesses in the oil and gas services industry (the "Acquired Companies") through share purchase agreements, as follows:

a) Gordon Bros. Construction (consisting of Gordon Bros. Construction Ltd. and 332691 Alberta Ltd.) specializes in the construction of wellsite leases, roadbuilding and wellsite reclamation. The Trust paid $14,806,059 in consideration for the shares of Gordon Bros. Construction, consisting of $5,922,049 in cash and 888,363 trust units valued at $10 per trust unit.

b) Roy Larson Construction Ltd. is a well site construction, road building, and well site clean-up and restoration company. The Trust paid $23,819,620 in total consideration for the shares of Roy Larson Construction Ltd., consisting of $11,909,810 in cash and 1,190,981 in trust units valued at $10 per trust unit.

c) Wales Contractors Ltd. is a roadbuilding and wellsite construction company. The Trust paid $27,836,760 in total consideration, consisting of $13,918,380 in cash and 1,391,838 trust units valued at $10 per trust unit.

d) D&D Well Services (consisting of 404434 Alberta Corporation, 756171 Alberta Corporation, and 756169 Alberta Corporation) specializes in the transportation (mobilization and demobilization) of drilling rigs, services rigs, and heavy equipment to and from well sites. The Trust paid $57,443,898 in total consideration for D&D Well Services, consisting of $28,721,958 in cash and 2,872,194 trust units valued at $10 per trust units.

e) Murtron Hauling (consisting of Murtron Hauling Ltd. and 815431 Alberta Ltd.) is a company that engages in the transportation of gravel, heavy equipment, and logs for the construction, forestry, and oil and gas industries. The Trust paid $15,264,190 in total consideration for Murtron Hauling, consisting of $6,105,680 in cash and 915,851 trust units valued at $10 per trust unit.

f) R Bee Crushing (consisting of R Bee Crushing Ltd., Dal Finn Holdings Ltd. and Bernet Ventures Ltd.) is a full-range rock crushing company. The Trust paid $48,931,350 in total consideration for R Bee Crushing, consisting of $19,572,540 in cash and 2,935,881 trust units valued at $10 per trust unit.

g) S.O.S. Oilfield Safety (incorporated as Safetymaster Rentals Corporation) is a company that engages in the provision of oilfield safety supervision and safety rental equipment for sour gas wells. The Trust paid $8,702,135 in total consideration for S.O.S. Oilfield Safety, consisting of $3,480,855 in cash and 522,128 trust units valued at $10 per trust unit.

h) Neuwest Equipment Rentals Inc. engages in the rental of heavy equipment to the natural gas and oil process, pipeline, and civil construction sectors. The Trust paid $10,383,505 in total consideration for Neuwest Equipment Rentals Inc., consisting of $4,153,405 in cash and 623,010 trust units valued at $10 per trust unit. The shares of Neuwest Equipment Rentals Inc. were purchased from Kenneth Drysdale and Gary Sweetman, the Chief Executive Officer and Chief Operating Officer, respectively, of the administrator of the Trust.

i) Northern Tractor (consisting of Northern Tractor Sales and Rentals Co. Ltd. and Fitzpatrick Co. Ltd.) engages in the sales and rental of heavy equipment to the oil and gas construction industry. The Trust paid $23,747,475 in total consideration for Northern Tractor, consisting of 9,498,995 in cash and 1,424,848 trust units valued at $10 per trust unit.

The net proceeds to the Trust from the initial public offering are estimated to be $129.6 million, after deducting the Underwriters' fees and expenses of the offering. Of the net proceeds, $103.3 was used in the purchase of the Acquired Companies immediately following the closing of the offering, and $26.3 million will be used as growth capital, working capital, and to retire long term debt of the Acquired Companies.

6. Reliance on subsection 7.1(2) or (3) of NI 51-102:

Not applicable.

7. Omitted Information:

None.

8. Executive Officer:

Kenneth N. Drysdale, President and Chief Executive Officer, or John B. Paul, Chief Financial Officer may be contacted at (780) 830-0881.

9. Date of Report:

September 29, 2006.

Schedule "A" – News Release


Petrowest

PETROWEST ENERGY SERVICES TRUST ANNOUNCES CLOSING OF $140,000,000 INITIAL PUBLIC OFFERING

NOT FOR DISTRIBUTION TO UNITED STATES NEWSWIRE SERVICES OR FOR DISSEMINATION IN THE UNITED STATES

Calgary, Alberta, September 7, 2006. Petrowest Energy Services Trust ("Petrowest") announced today that it has completed its initial public offering of 14,000,000 trust units at a price of $10.00 per trust unit for gross proceeds of $140,000,000. The trust units of Petrowest will commence trading today on the Toronto Stock Exchange ("TSX") under the symbol "PRW.UN".

The offering was conducted by an underwriting syndicate co-led by Westwind Partners Inc. and Sprott Securities Inc. that included Lightyear Capital Inc., Blackmont Capital Inc. and Dundee Securities Corporation. For the next 30 days, the underwriters have an over-allotment option to purchase up to an additional 1,400,000 trust units, exercisable in whole or in part. If the over-allotment option is exercised in full, the aggregate gross proceeds of the offering will be $154,000,000.

Immediately following the completion of the offering, Petrowest completed the acquisition of Gordon Bros. Construction Ltd., Roy Larson Construction Ltd., Wales Contractors Ltd., D&D Well Services, Murtron Hauling Ltd., R. Bee Crushing Ltd., Safetymaster Rentals Corp. (carrying on business as S.O.S. Oilfield Safety), Neuwest Equipment Rentals Inc., Fitzpatrick Co. Ltd. and Northern Tractor Sales and Rentals Co. Ltd., and several related entities, (collectively, the "Acquired Companies") all of which are involved in pre-drilling and post completion energy services and are based in Grande Prairie, Alberta. Petrowest is positioned to be a leading provider of pre-drilling and post-completion energy services to the northern region of the western Canadian sedimentary basin. Petrowest is an unincorporated, open-ended, limited purpose, mutual fund trust established under the laws of Alberta.

The net proceeds to Petrowest from the initial public offering are estimated to be $129.6 million after deducting the underwriters' fees and the expenses of the offering. Of the net proceeds, $103.3 million were used to pay the cash portion of the base purchase price for the Acquired Companies. The remaining $26.3 million will be used by Petrowest for growth capital ($8.3 million), to retire certain long-term debt of the acquired companies ($7.1 million) and for working capital ($10.9 million).

Subject to future operating and financial performance, Petrowest anticipates making cash distributions of $0.10 per trust unit per month to unitholders of record on each distribution record date which shall be the last day of each calendar month, to be paid to unitholders on the 15th day of the month following the distribution record date. The initial cash distribution, which will be in respect of the period from closing to October 31, 2006 is expected to be paid on November 15, 2006 to unitholders of record on October 31, 2006 and is estimated to be approximately $0.17667 per trust unit.

The executive officers of Petrowest are Kenneth N. Drysdale, President and Chief Executive Officer; John B. Paul, Chief Financial Officer; and Gary Sweetman, Chief Operating Officer. In addition to Mr. Drysdale, the Board of Directors of Petrowest includes D. Hugh Gillard (Chairman of the Board), Rene Amirault and Gerald A. Romanzin.

In connection with the acquisition of the Acquired Companies, Petrowest issued 12,765,094 trust units. In addition, Petrowest issued 1,510,000 subordinated units on July 6, 2006. Accordingly, Petrowest currently has outstanding 26,765,094 trust units and 1,510,000 subordinated units.

This news release does not constitute an offer to sell or the solicitation of an offer to buy any securities of Petrowest in any jurisdiction. A copy of the Final Prospectus may be obtained from SEDAR (www.sedar.com).

These securities have not been, nor will they be, registered under the United States Securities Act of 1933, as amended, and may not be offered or sold in the United States without registration or an applicable exemption from the registration requirements of that Act. This news release does not constitute an offer for sale of these securities in the United States.

The TSX is not reviewed and does not accept responsibility for the adequacy or accuracy of this news release.

For further information, please contact Kenneth N. Drysdale, President and Chief Executive Officer, or John B. Paul, Chief Financial Officer, at (780) 830-0881 or info@petro-west.com.

This news release contains forward-looking statements that involve substantial known and unknown risks and uncertainties. These forward-looking statements are identified by their use of terms and phrases such as "anticipate," "achievable," "believe," "expect," "estimate," "plan," "intend," "project," "may," "should", "could", "predict", "may," "will," or similar words suggesting future outcomes or language suggesting an outlook. Forward-looking statements and information are based on Petrowest's current beliefs as well as assumptions made by and information currently available to Petrowest concerning anticipated business performance. Although management of Petrowest considers these assumptions to be reasonable based on information currently available to it, they may prove to be incorrect.

Forward-looking statements are subject to many external variables that are beyond Petrowest's control, such as fluctuating prices for crude oil, changes in drilling activity, and general local and global economic, political, business and weather conditions. If any of these, or other uncertainties, materialize the actual results of Petrowest may vary materially from those expected.

FORM 51-102F3

MATERIAL CHANGE REPORT

1. Name and Address of Company:

Petrowest Energy Services Trust
Suite 204, 10605 Westside Drive
Grande Prairie, Alberta T8V 8E6

2. Date of Material Change:

May 18, 2007.

3. News Release:

A news release, announcing the anticipated closing on or about May 18, 2007, was issued on May 9, 2007, and disseminated through the facilities of Canada NewsWire.

4. Summary of Material Change:

On May 18, 2007, Petrowest ("Petrowest" or the "Trust") completed its acquisition of five private road construction, gravel crushing and log hauling businesses in the Grande Prairie and Peace River regions of Alberta and the Ft. St. John region of British Columbia (the "Acquired Companies") for an aggregate purchase price of approximately $93.0 million, comprised of the payment of $50.4 million in cash, the issuance of 4,351,622 units of Petrowest, and the assumption of approximately $10.3 million of debt of the Acquired Companies.

5. Full Description of Material Change:

Petrowest acquired the Acquired Companies through share purchase agreements, as follows:

a) Cutbank Trucking Ltd. and Cutbank Transport Ltd. are operated together as one business and specialize in hauling logs and gravel and the provision of log loading equipment in Grande Prairie, Alberta. The Trust paid $9,964,290 (calculated as $10,000,000 less the long term debt of Cutbank Trucking Ltd. and Cutbank Transport Ltd. of $35,710) in consideration for the shares of Cutbank Trucking Ltd. and Cutbank Transport Ltd., consisting of $5,978,574 in cash and 536,717 trust units valued at $7.4261 per trust unit.

b) Jim Moffatt Construction Ltd. is one of the larger lease and road building companies operating in northern Alberta. The Trust paid approximately $30,062,182 in total consideration for the shares of Jim Moffatt Construction Ltd., consisting of $15,299,046 in cash, 1,529,905 trust units valued at $7.4261 per trust unit, and the assumption of the long term debt of Jim Moffatt Construction Ltd., which is not to exceed $3,401,908.

c) Rick's Mechanical Services Ltd. is a mid-size lease and road builder based in Peace River, Alberta. The Trust paid approximately $18,459,083 in total consideration for the shares of Rick's Mechanical Services Ltd., consisting of $9,000,000 in cash, 600,000 trust units valued at $7.4261 per trust unit, and the assumption of the long term debt of Rick's Mechanical Services Ltd., which is not to exceed $5,003,423.

d) Quigley Contracting Ltd. is one of the larger lease and road building companies in Fort St. John, British Columbia. The Trust paid approximately $29,956,878 in total consideration for

the shares of Quigley Contracting Ltd., consisting of $16,850,000 in cash, 1,685,000 trust units valued at $7.4261 per trust unit, and the assumption of the long term debt of Quigley Contracting Ltd., which is not to exceed $593,899.

e) Tri-Dave Gravel Sales Ltd. is a mid size gravel crushing operation that operates throughout Alberta. The Trust paid $3,306,487 (calculated as $4,533,715 less the long term debt of Tri-Dave Gravel Sales Ltd. of $1,227,228) in total cash consideration for the shares of Tri-Dave Gravel Sales Ltd.

6. Reliance on subsection 7.1(2) or (3) of NI 51-102:

Not applicable.

7. Omitted Information:

None.

8. Executive Officer:

Kenneth N. Drysdale, President and Chief Executive Officer, or John B. Paul, Chief Financial Officer may be contacted at (780) 830-0881.

9. Date of Report:

May 25, 2007.



PETROWEST ENERGY SERVICES TRUST

DEED OF TRUST

July 6, 2006

BENNETT JONES | LLP

DMSLegal\056832\00001\2416027v1

TABLE OF CONTENTS

PETROWEST ENERGY SERVICES TRUST

THIS DEED OF TRUST is made as of this 6th day of July, 2006,

AMONG:

VALIANT TRUST COMPANY, a trust company incorporated under the laws of the Province of Alberta, with offices in Calgary, Alberta (hereinafter called the "**Trustee**"),

\- and -

Bradley D. Markel, an individual resident in Calgary, Alberta (hereinafter called the "**Settlor**"),

\- and -

PETROWEST ENERGY SERVICES GENERAL PARTNER LTD., a corporation incorporated under the laws of the Province of Alberta, with offices in Calgary, Alberta (hereinafter called "**Petrowest GP**"),

\- and -

all persons who after the date hereof become holders of Trust Units as herein provided.

WHEREAS:

A. the Settlor desires to create a trust for the purpose of benefiting the Unitholders and acquiring and holding Securities and other investments;

B. for the purpose of settling the trust created hereunder, the Settlor is delivering to the Trustee a Canadian ten dollar bank note bearing serial number FET2276998 (the "**Initial Contribution**");

C. the Trustee has agreed to hold the Initial Contribution and all amounts and assets subsequently received under this Deed of Trust in accordance with the provisions hereinafter set forth;

D. the Settlor and the Trustee desire that the beneficiaries of the Trust, including the Initial Unitholder, shall be the holders of Trust Units evidenced by certificates therefor as provided in this Deed of Trust;

E. the Settlor and the Trustee desire that the Trust shall at all times qualify as a "unit trust" and as a "mutual fund trust" pursuant to paragraph 108(2)(a) and subsection 132(6) of the Tax Act; and

F. the parties hereto desire to set out the agreements, terms and conditions which shall govern their mutual and respective rights, powers and obligations with respect to the settlement and administration of the Trust;

NOW THEREFORE THIS DEED OF TRUST WITNESSETH THAT, in consideration of the premises and the mutual and respective covenants and agreements contained herein, the Trustee declares, covenants and agrees with the Settlor, and the Settlor declares, covenants and agrees with the Trustee as follows:

ARTICLE I
INTERPRETATION

1.1 Definitions

In this Deed of Trust (including the recitals hereto) and in the Trust Unit Certificates, unless the context otherwise requires, the following terms shall have the following meanings:

(a) "**ABCA**" means the *Business Corporations Act*, R.S.A. 2000, c. B-9, as amended, including the regulations promulgated thereunder;

(b) "**Acquisitionco**" means Petrowest Services Ltd., a corporation incorporated under the ABCA and includes any successor thereto;

(c) "**Administration Agreement**" means the administration agreement between Petrowest GP and the Trust, pursuant to which Petrowest GP will provide administrative services to the Trust and Business Trust, as amended, supplemented or restated from time to time and includes any subsequent agreement between the Trustee and an administrator whereby an administrator is engaged to provide administrative services to the Trust or the Business Trust, as set forth herein and therein;

(d) "**affiliate**" has the meaning ascribed thereto in the Securities Act, as amended from time to time;

(e) "**Agents**" shall have the meaning ascribed thereto in Section 3.1(e);

(f) "**Applicable Laws**" means all applicable provisions of law, domestic or foreign, including, without limitation, the Securities Act, as amended, together with all regulations, rules, policy statements, rulings, notices, orders or other instruments promulgated thereunder and the Stock Exchange Rules;

(g) "**Approvals**" means any directive, order, consent, exemption, waiver, consent order or consent decree of or from, or notice to, action by or filing with, any Governmental Authority;

(h) "**associate**" has the meaning ascribed thereto in the Securities Act, as amended from time to time;

(i) **"Auditors"** means the firm of chartered accountants appointed as the auditors of the Trust from time to time in accordance with the provisions hereof and, initially, means PricewaterhouseCoopers LLP, Chartered Accountants;

(j) **"Board of Directors"** means the board of directors of Petrowest GP;

(k) **"Book-Entry System"** means the record-entry securities transfer and pledge system known, as of the date hereof, by the same name, which is administered by CDS in accordance with the operating rules and procedures of the Securities Settlement Service of CDS in force from time to time, or any successor system which CDS may offer from time to time;

(l) **"Business Day"** means a day which is not a Saturday, Sunday or holiday in the City of Calgary, in the Province of Alberta;

(m) **"Business Trust"** means Petrowest Energy Services Business Trust, an unincorporated, open-ended limited purpose mutual fund trust to be established under and governed by the laws of the Province of Alberta;

(n) **"Business Units"** means units of Business Trust;

(o) **"Canadian Partnership"** means a Canadian partnership for the purposes of subsection 102(1) of the Tax Act;

(p) **"Capital Event"** means the occurrence of any of the following events: (i) a sale of material assets of the Trust; (ii) the total or constructive total loss, or partial loss, of material assets of the Trust as a result of a casualty; (iii) a compulsory transfer or taking under threat of compulsory transfer by a Governmental Authority; or (iv) the occurrence of any event referred to in clauses (i) to (iii) above in relation to any person in which the Trust is a securityholder;

(q) **"Capital Event Amount"** means, in respect of a particular Capital Event, any amount received by the Trust in respect of such Capital Event, which the Trustee upon the recommendation of Petrowest GP determines will not be re-deployed or re-applied by the Trust and shall be distributed to Unitholders;

(r) **"Cash Flow of the Trust"** shall have the meaning ascribed thereto in Section 5.1(a);

(s) **"Cash Redemption Price"** shall have the meaning ascribed thereto in Section 6.3;

(t) **"CDS"** means The Canadian Depository for Securities Limited and its successors;

(u) **"CDS Participant"** means a broker, dealer, bank, other financial institution or other person who, directly or indirectly, from time to time effects book-based transfers with CDS and pledges of securities deposited with CDS;

(v) "**Closing Date**" means the closing date of the initial public offering of the Trust;

(w) "**closing market price**" shall have the meaning ascribed thereto in Section 6.3;

(x) "**convertible securities**" shall have the meaning ascribed thereto in Section 3.4(a);

(y) "**Depository**" shall have the meaning ascribed thereto in Section 13.1(a);

(z) "**Dissenting Unitholder**" shall have the meaning ascribed thereto in Section 13.11(a)(ii);

(aa) "**Distributable Cash**" shall have the meaning ascribed thereto in Section 5.1(b);

(bb) "**Distribution Payment Date**" means a date on which the Trustee is required to make a distribution of Distributable Cash, which date shall be on or about the 15th day of the month following the end of the Distribution Period or, if any such day is not a Business Day, the next following Business Day or such other date determined from time to time by the Trustee on the recommendation of Petrowest GP;

(cc) "**Distribution Period**" means each calendar month in each calendar year from and including the first day thereof and to and including the last day thereof provided that the first Distribution Period shall begin on (and include) the Closing Date and shall end on (and include) a date to be determined by Petrowest GP;

(dd) "**Distribution Record Date**" means, until otherwise determined by the Trustee upon the recommendation of Petrowest GP, the last Business Day of each calendar month of the year, except in the case of the month of December where December 31 of each year shall be a Distribution Record Date or any additional days as may be determined from time to time by the Trustee;

(ee) "**Distribution Target**" shall have the meaning ascribed thereto in Section 3.1(e);

(ff) "**EBITDA Target**" shall have the meaning ascribed thereto in Section 3.1(e);

(gg) "**Exchangeable Security**" or "**Exchangeable Securities**" means a unit or units, a share or shares or other security or securities which are convertible into or exchangeable for Trust Unit(s) (directly or indirectly) without the payment by the holder of additional consideration therefor, whether or not issued by the Trust;

(hh) "**Global Trust Unit Certificate**" shall have the meaning ascribed thereto in Section 13.1(a);

(ii) "**Governmental Authority**" shall mean: (a) any nation, province, state, county, city, or other jurisdiction; (b) any federal, provincial, state, local, municipal, foreign or other government; (c) any governmental or quasi-governmental authority of any nature (including any agency, branch, department, board,

commission, court, tribunal or other entity exercising governmental or quasi-governmental power); (d) any body exercising, or entitled or purporting to exercise, any administrative, executive, judicial, legislative, regulatory or taxing authority or power; or (e) any official of the foregoing;

(jj) "**Income of the Trust**" shall have the meaning ascribed thereto in Section 5.2(a);

(kk) "**Indemnified Parties**" shall have the meaning ascribed thereto in Section 8.9;

(ll) "**Initial Contribution**" means the Canadian ten dollar bank note bearing serial number FET2276998 delivered by the Settlor to the Trustee on the date hereof for the purpose of settling the trust constituted by the Trust;

(mm) "**Initial Unitholder**" means Bradley D. Markel, an individual resident in the Province of Alberta, as the initial Unitholder of the Trust;

(nn) "**Inspector**" shall have the meaning ascribed thereto in Section 12.9;

(oo) "***In Specie* Redemption Price**" shall have the meaning ascribed thereto in Section 6.5;

(pp) "**market price**" shall have the meaning ascribed thereto in Section 6.3;

(qq) "**meeting of unitholders**" shall have the meaning ascribed thereto in Section 12.1;

(rr) "**Monthly Limit**" shall have the meaning ascribed thereto in Section 6.4(a);

(ss) "**Net Realized Capital Gains**" shall have the meaning ascribed thereto in Section 5.2(b);

(tt) "**Non-Resident**" means: (i) a person who is not resident in Canada for the purposes of the Tax Act; and (ii) a partnership other than a Canadian Partnership;

(uu) "**Note Indenture**" means the agreement to be entered into between Business Trust and Valiant Trust Company pursuant to which the Notes will be issued, as the same may be supplemented, amended or amended and restated from time to time, and Note Indenture includes any subsequent agreement which may be entered into between Business Trust and a trust company pursuant to which Notes are issued;

(vv) "**Notes**" means the notes of Business Trust issued pursuant to the Note Indenture;

(ww) "**Offer**" shall have the meaning ascribed thereto in Section 13.11(a)(iii);

(xx) "**Offeror**" shall have the meaning ascribed thereto in Section 13.11(a)(v);

(yy) "**Offeror's Notice**" shall have the meaning ascribed thereto in Section 13.11(c);

(zz) "**Offeror's Units**" shall have the meaning ascribed thereto in Section 13.11(a)(vi);

(aaa) "**offer to acquire**" shall have the meaning ascribed thereto in Section 13.11(a)(iv);

(bbb) "**Ordinary Resolution**" shall have the meaning ascribed thereto in Section 12.6(a);

(ccc) "**Outstanding**" shall have the meaning ascribed thereto in Section 12.7;

(ddd) "**Person**" means any individual, company, corporation, limited partnership, general partnership, firm, joint venture, syndicate, trust, joint stock company, limited liability corporation, association, bank, pension fund, business trust or other organization, whether or not a legal entity, and any government or political subdivision thereof or any other form of entity or organization;

(eee) "**Petrowest GP**" means Petrowest Energy Services General Partner Ltd., a corporation incorporated under the ABCA and includes any successor thereto;

(fff) "**Priority Distributions**" shall have the meaning ascribed thereto in Section 5.3(b);

(ggg) "**Priority Units**" means the trust units of the Trust referred to as such in Section 3.1 authorized and issued hereunder for the time being outstanding and entitled to the benefit hereof;

(hhh) "**Priority Unit Veto Matter**" shall have the meaning ascribed thereto in Section 12.6(e);

(iii) "***pro rata* share**" of any particular amount in respect of a Unitholder at any time shall be the product obtained by multiplying the number of Trust Units that are outstanding and are owned by that Unitholder at that time by the amount obtained when the particular amount is divided by the total number of all Trust Units that are issued and outstanding at that time;

(jjj) "**Redemption Date**" has the meaning ascribed thereto in Section 6.2(b);

(kkk) "**Securities**" means bonds, debentures, notes or other evidence or instruments of indebtedness, shares, stocks, options, warrants, special warrants, installment receipts, subscription receipts, rights, subscriptions, partnership interests, units or other evidence of title to or interest in the capital, assets, property, profits, earnings or royalties, of any Person;

(lll) "**Securities Act**" means the *Securities Act*, R.S.A. 2000, c. S-4, as amended, including the regulations and rules promulgated thereunder;

(mmm) "**Series 2 Business Notes**" means Notes to be issued to holders of Trust Units as full or partial payment of the redemption price of Trust Units;

(nnn) **"Settlor"** means Bradley D. Markel, an individual resident in Calgary, Alberta;

(ooo) **"Shares"** means the common shares in the capital of Acquisitionco and any other shares received in exchange therefor;

(ppp) **"Special Resolution"** shall have the meaning ascribed thereto in Section 12.6(b);

(qqq) **"Special Voting Units"** shall have the meaning ascribed thereto in Section 3.9;

(rrr) **"Stock Exchange Rules"** means the applicable rules of any stock exchange upon which the Trust Units are listed;

(sss) **"Subordinated Distributions"** shall have the meaning ascribed thereto in Section 5.3(c);

(ttt) **"Subordinated Redemption Price"** shall have the meaning ascribed thereto in Section 6.3(b);

(uuu) **"Subordinated Unit Veto Matter"** shall have the meaning ascribed thereto in Section 12.6(f);

(vvv) **"Subordinated Units"** means the trust units of the Trust referred to as such in Section 3.1(a) authorized and issued hereunder and for the time being outstanding and entitled to the benefits hereof;

(www) **"subsidiary"** has the meaning ascribed thereto in the Securities Act, as amended from time to time;

(xxx) **"Tax Act"** means the *Income Tax Act*, R.S.C. 1985, c.1 (5th Supp.) and the *Income Tax Regulations* applicable with respect thereto, as amended from time to time;

(yyy) **"this Deed of Trust"**, **"this Deed"**, **"hereto"**, **"herein"**, **"hereof"**, **"hereby"**, **"hereunder"** and similar expressions refer to this instrument and not to any particular Article, Section or portion hereof, and include any and every instrument supplemental or ancillary hereto;

(zzz) **"Transfer Agent"** means such company as may from time to time be appointed by the Trust to act as registrar and transfer agent of the Trust Units, together with any sub-transfer agent duly appointed by the Transfer Agent;

(aaaa) **"Transfer Date"** shall have the meaning ascribed thereto in Section 6.5;

(bbbb) **"Trust"** means Petrowest Energy Services Trust, a trust constituted by this Deed of Trust, as the same may be amended or amended and restated from time to time;

(cccc) "**Trust Assets**", at any time, means all monies, properties and other assets as are at such time held by the Trust or by the Trustee on behalf of the Trust including, without limitation:

(i) the Initial Contribution;

(ii) all funds or property realized from the issuance or sale of Trust Units or any other Securities of the Trust or cash received from time to time;

(iii) all Securities held by the Trust or by the Trustee on behalf of the Trust;

(iv) the Shares, the Business Units and the Notes;

(v) any Securities issued to the Trust by Business Trust on the maturity of the Notes or as distributions in respect of the Securities held by the Trust;

(vi) investments permitted pursuant to Section 4.3;

(vii) any proceeds of disposition of any of the foregoing property; and

(viii) all income, interest, dividends, return of capital, profit, gains and accretions and all substituted assets, rights and benefits of any kind or nature whatsoever arising directly or indirectly from or in connection with or accruing to such foregoing property or such proceeds of disposition;

(dddd) "**Trustee's Regulations**" shall have the meaning ascribed thereto in Section 9.2;

(eeee) "**Trust Liabilities**" shall have the meaning ascribed thereto in Section 2.7(a);

(ffff) "**Trust Unit Certificate**" means a certificate, in the form approved by the Trustee, evidencing one or more classes of Trust Units, issued and certified in accordance with the provisions hereof;

(gggg) "**Trust Units**" means the Priority Units and the Subordinated Units;

(hhhh) "**Trustee**" means, at any time, the Person who is, in accordance with the provisions hereof, the Trustee of the Trust and, as of the date hereof, is Valiant Trust Company;

(iiii) "**Unitholders**" means at any time the beneficiaries of the Trust who are the holders at that time of one or more Trust Units, as shown on the registers of such holders maintained by and on behalf of the Trust or by the Transfer Agent on behalf of the Trust; and

(jjjj) "**Voting Unitholders**" means, collectively, the Unitholders and the holders of Special Voting Units, if any.

1.2 References to Acts Performed by the Trust

For greater certainty, where any reference is made in this Deed of Trust to an act to be performed or which may not be performed by the Trust, such reference shall be construed and applied for all purposes as if it referred to an act to be performed or which may not be performed by the Trustee on behalf of the Trust or by some other person duly authorized to do so by the Trustee or pursuant to the provisions hereof. Where any reference is made in this Deed of Trust to actions, rights or obligations of the Trustee, that reference shall be construed and applied for all purposes to refer to actions, rights or obligations of the Trustee in its capacity as Trustee of the Trust, and not in its other capacities, unless the context otherwise requires.

1.3 Tax Act

Any reference herein to a particular provision of the Tax Act shall include a reference to that provision as it may be renumbered or amended from time to time. Where there are proposals for amendments to the Tax Act which have not been enacted into law or proclaimed into force on or before the date on which such proposals are to become effective, the Trustee may take such proposals into consideration and apply the provisions hereof as if such proposals had been enacted into law and proclaimed into force. Any reference in this Deed of Trust to a particular provision of the Tax Act shall, to the extent applicable, also include a reference to any applicable and corresponding provision of the income tax laws of a province or territory of Canada.

1.4 Gender

In this Deed of Trust, unless otherwise expressly provided or unless the context otherwise requires, words importing the singular number include the plural, and vice versa and words importing a gender shall include the feminine, masculine and neuter genders.

1.5 Headings for Reference Only

The division of this Deed of Trust into Articles and Sections, the provision of a Table of Contents and the insertion of headings are for convenience of reference only and shall not affect the construction or interpretation of this Deed of Trust. Unless otherwise indicated, all references in this Deed of Trust to an "Article" or "Section" followed by a number or letter refer to the specified article or section of this Deed.

1.6 Day Not a Business Day

In the event that any day on which any amount is to be determined or any other determination is to be made or any action is required to be taken hereunder is not a Business Day, then such amount shall be determined or such action shall be required to be taken at or before the requisite time on the next succeeding day that is a Business Day. This Section 1.6 is not applicable to Sections 5.1, 5.2, 5.3, 5.4, 5.8 and 5.10 and to defined terms used in such Sections.

1.7 Currency

All references in this Deed of Trust to "dollars" or "$" are to Canadian dollars, unless otherwise noted.

1.8 Time of the Essence

Time shall be of the essence in this Deed of Trust.

1.9 Governing Law

This Deed of Trust and the Trust Unit Certificates shall be construed in accordance with the laws of the Province of Alberta and the federal laws of Canada applicable therein and shall be treated in all respects as Alberta contracts. The parties hereto hereby irrevocably submit and attorn to the jurisdiction of the courts of the Province of Alberta.

ARTICLE II
DEED OF TRUST

2.1 Establishment of the Trust

The Trustee hereby declares and agrees to act as trustee of the Trust and to hold and administer the Trust Assets in trust for the use and benefit of the Unitholders, their successors, permitted assigns and personal representatives upon the trusts and subject to the terms and conditions hereinafter declared and set forth, such trust to constitute the Trust hereunder.

2.2 Initial Contribution

The delivery by the Settlor, concurrent with the execution of this Deed of Trust, of the Initial Contribution to the Trustee for the purpose of settling the Trust is hereby confirmed.

2.3 Name of the Trust

(a) The Trust shall be known and designated as the "PETROWEST ENERGY SERVICES TRUST" and, whenever lawful and convenient, the Trust Assets shall be held and the affairs of the Trust shall be conducted and transacted under that name.

(b) If the Trustee determines that the use of such name is not practicable, legal or convenient, the Trust may use such other designation or may adopt such other name as the Trustee deems appropriate, and the Trust may hold the Trust Assets and conduct its affairs under such other designation or name.

(c) The Trustee may approve and use a version of any name or designation used by the Trust in any language other than English.

(d) Without limiting the foregoing, the Trustee or, where applicable, Petrowest GP or other duly authorized Person, may enter into agreements and other documents for

and on behalf of the Trust under the name "Petrowest Energy Services Trust" and the Trustee hereby acknowledges and confirms that any such agreement or other documents so entered into under the name "Petrowest Energy Services Trust" shall for all purposes be and be deemed to have been entered into by, and be binding on, the Trustee, as trustee for and on behalf of the Trust.

2.4 Head Office

The head office of the Trust hereby created shall be located at Grande Prairie, Alberta or such other place or places in Canada as the Trustee may from time to time designate.

2.5 Nature of the Trust

The Trust is an unincorporated, open-ended, limited purpose mutual fund trust established for the purposes specified in Section 4.1. The Trust is not, is not intended to be, shall not be deemed to be and shall not be treated as, a general partnership, limited partnership, society, syndicate, association, joint venture, company, corporation or joint stock company nor shall the Trustee or the Unitholders or any of them or any Person be, or be deemed to be, treated in any way whatsoever as liable or responsible hereunder as partners or joint venturers. The Trustee shall not be, or be deemed to be, an agent of the Unitholders. The relationship of the Unitholders to the Trustee shall be solely that of beneficiaries of the Trust and their rights shall be limited to those conferred upon them by this Deed of Trust. Except as provided herein, the Trustee will have sole responsibility for the conservation and protection of the Trust Assets. For greater certainty, Unitholders will have no responsibility for the conservation or protection of the Trust Assets, and nothing herein will have the effect of constituting the Unitholders as associates in a joint enterprise for the conduct of business.

2.6 Rights of Unitholders

The rights of each Unitholder (including the right, if any, to call for a distribution or division of assets, monies, funds, income and capital gains held, received or realized by the Trustee) are limited to those contained herein and, except as provided herein, no Unitholder shall be entitled to call for any partition or division of the Trust Assets or for a distribution of any particular asset forming part of the Trust Assets or of any particular monies or funds received by the Trustee. The legal ownership of the Trust Assets and the right to conduct the activities of the Trust are vested exclusively in the Trustee, and no Unitholder has or is deemed to have any right of ownership in, or any other interest in, any of the Trust Assets, except as specifically provided herein. Except as specifically provided herein, no Unitholder or Unitholders shall be entitled to interfere with or give any direction to the Trustee or Petrowest GP with respect to the affairs of the Trust or in connection with the exercise of any powers or authorities conferred upon the Trustee or Petrowest GP under this Deed of Trust. The Trust Units shall be personal property and shall confer upon the holders thereof only the interest and rights specifically set forth in this Deed of Trust.

2.7 Liability of Unitholders

(a) No Unitholder, in its capacity as such, shall incur or be subject to any liability, direct or indirect, absolute or contingent, in contract or in tort or of any other kind to any Person in connection with:

(i) the Trust Assets or the ownership, use, operation, acquisition or disposition thereof or exercise or enjoyment of the rights, privileges, conditions or benefits attached thereto, associated therewith or derived therefrom;

(ii) the obligations or the activities or affairs of the Trust;

(iii) any actual or alleged act or omission of the Trustee or by any other Person in respect of the activities or affairs of the Trust (whether or not authorized by or pursuant to this Deed of Trust);

(iv) any act or omission of the Trustee or any other Person in the performance or exercise, or purported or attempted performance or exercise, of any obligation, power, discretion or authority conferred upon the Trustee or such other Person in respect of the activities or affairs of the Trust (whether or not authorized by or pursuant to this Deed of Trust);

(v) any transaction entered into by the Trustee or by any other Person in respect of the activities or affairs of the Trust (whether or not authorized by or pursuant to this Deed of Trust); or

(vi) except as provided in Section 5.8, any taxes, levies, imposts or charges or fines, penalties or interest in respect thereof payable by the Trust or by the Trustee or by any other Person on behalf of or in connection with the activities or affairs of the Trust,

(collectively, the "**Trust Liabilities**").

(b) No Unitholder, in its capacity as a Unitholder, shall be liable to indemnify the Trustee or any other person with respect to any Trust Liabilities.

(c) To the extent that, notwithstanding the provisions of this Section 2.7, any Unitholder, in its capacity as such, may be determined by a judgment of a court of competent jurisdiction to be subject to or liable in respect of any Trust Liabilities, such judgment and any writ of execution or similar process in respect thereof, shall be enforceable only against, and shall be satisfied only out of, that Unitholder's share of the Trust Assets represented by its Trust Units.

(d) Notwithstanding the provisions of this Section 2.7, nothing shall preclude the enforcement of a subordination agreement by a lender or creditor against a Unitholder for amounts wrongly paid to such Unitholder in contravention of such subordination agreement.

2.8 Contractual Obligations of the Trust

In respect of any obligations or liabilities being incurred by the Trust, or the Trustee or Petrowest GP on behalf of the Trust, the Trustee, Petrowest GP and the Trust shall make all reasonable efforts to include as a specific term of such obligations or liabilities a contractual provision to the effect that neither the Unitholders, Petrowest GP nor the Trustee have any personal liability or obligations in respect thereof. In particular, the Trustee, Petrowest GP and the Trust shall make all reasonable efforts to include in every agreement entered into by or on behalf of the Trust, whether by the Trustee, Petrowest GP or otherwise (except as the Trustee or Petrowest GP may otherwise expressly agree in writing with respect to their own personal liability), a provision substantially to the following effect:

> "The parties hereto acknowledge that the **[Trustee] [Petrowest GP]** is entering into this agreement solely **[in its capacity as trustee] [in its capacity as administrator on behalf]** of the Trust and the obligations of the Trust hereunder shall not be personally binding upon **[the Trustee] [Petrowest GP]** or any registered or beneficial holder of trust units of the Trust or any beneficiary under a plan of which a holder of trust units acts as a trustee or carrier, and that resort shall not be had to, nor shall recourse be sought from, any of the foregoing or the private property of any of the foregoing in respect of any indebtedness, obligation or liability of the Trust arising hereunder or arising in connection herewith or from the matters to which this agreement relates, if any, including without limitation claims based on negligence or otherwise tortious behavior, and recourse shall be limited to, and satisfied only out of, the "Trust Assets" as defined in the Deed of Trust of the Trust dated as of July 6, 2006, as amended from time to time."

The omission of such a provision from any such written instrument shall not operate to impose personal liability on the Trustee, Petrowest GP or any Unitholder. If, notwithstanding this provision, the Trustee, Petrowest GP or any Unitholder shall be held liable to any Person by reason of the omission of such statement from any such agreement, undertaking or obligation the Trustee, Petrowest GP or such Unitholder shall be entitled to indemnity and reimbursement out of the Trust Assets to the full extent of such liability.

2.9 Unitholders Bound

This Deed of Trust shall be binding upon all persons who become holders of Trust Units from time to time.

ARTICLE III
ISSUE AND SALE OF TRUST UNITS

3.1 Nature of Trust Units

(a) The beneficial interests in the Trust shall be divided into interests of two classes, described and designated as "**Priority Units**" and "**Subordinated Units**", respectively, which shall be entitled to the rights and subject to the limitations,

restrictions and conditions set out herein, and the interest of each Unitholder shall be determined by the number of Trust Units registered in the name of the Unitholder.

(b) Subject to Section 5.3(b), 5.3(c), 5.4(e) and Section 6.5: (i) each Trust Unit is transferable and represents an equal undivided beneficial interest in any distribution from the Trust and in any of the Trust Assets net of the Trust Liabilities or any other net assets of the Trust in the event of the termination or winding-up of the Trust; (ii) all Trust Units outstanding from time to time shall be entitled to equal shares in any distributions by the Trust and, in the event of the termination or winding-up of the Trust, in the net assets of the Trust; and (iii) all Trust Units shall, with respect to the rights, privileges and benefits provided hereunder, rank among themselves equally and rateably without discrimination, preference or priority.

(c) Each Trust Unit shall entitle the holder thereof to one vote at all meetings of Unitholders or in respect of any written resolution of Unitholders.

(d) The issued and outstanding Trust Units may be subdivided or consolidated from time to time by the Trustee without notice or approval from the Unitholders.

(e) Holders of Subordinated Units will have the right to convert into Trust Units on a one-for-one basis at any time after (and the subordination provisions will only apply until) the end of the first fiscal year ending on or after December 31, 2008 where the Trust has earned EBITDA (derived from audited financial statements) that exceeds a minimum amount to be determined by the Trustee, Petrowest GP and the agents (the "Agents") retained by the Trust in connection with the Trust's initial public offering (the "EBITDA Target") and the Trust has paid distributions per Priority Trust Unit (the "Distribution Target") that exceed a minimum amount to be determined by the Trustee, Petrowest GP and the Agents for such fiscal year. For the purposes of the subordination provisions, EBITDA will be calculated and adjusted in a manner consistent with the definition of EBITDA set forth in the final prospectus of the Trust to be filed in connection with the initial public offering of the Trust.

3.2 Authorized Number of Trust Units

The aggregate number of Trust Units which is authorized and may be issued hereunder is unlimited.

3.3 Issue of Unit to Initial Unitholder

(a) Concurrently with the execution and delivery of this Deed of Trust by the parties hereto, the Trustee shall execute and issue to the Initial Unitholder, in consideration for the payment of $10.00, a Trust Unit Certificate for one Priority Unit and the Trustee shall enter the Initial Unitholder on the register for the Priority Units maintained under Section 13.4 as the holder of one Priority Unit and countersign the Trust Unit Certificate and deliver it to the Initial Unitholder.

(b) Immediately after the Closing Date, the Trust will purchase the initial one Priority Unit from the Initial Unitholder, and the Initial Unitholder shall sell the initial one Priority Unit to the Trust for a purchase price of $10.00 and, upon the completion of such purchase and sale, the initial one Priority Unit shall be cancelled and shall no longer be outstanding for any of the purposes of this Deed of Trust.

3.4 Future Issue of Trust Units

(a) Subject to the terms of this Deed of Trust, Trust Units may be issued by the Trust at the times, to the Persons, for the consideration and on the terms and conditions that the Trustee or the Board of Directors determines and, without limiting the generality of the foregoing, the Trustee or the Board of Directors may authorize the Trust to pay any commission which the Trustee or the Board of Directors determines to be reasonable to any Person in consideration of such Person purchasing or agreeing to purchase Trust Units from the Trust or from any other Person or procuring or agreeing to procure purchasers for Trust Units. At the option of the Trustee or the Board of Directors, Trust Units may be issued in satisfaction of any distribution of the Trust to Unitholders on a *pro rata* basis. The Trustee or the Board of Directors may create and issue installment receipts, subscription receipts, rights, warrants (including so-called "special warrants" which may be exercisable for no additional consideration) or options to subscribe for Trust Units or debt instruments that are convertible into or exchangeable for Trust Units (collectively, "**convertible securities**") which convertible securities may be exercisable at any subscription price or prices and at any time or times as the Trustee or the Board of Directors may determine. The convertible securities so created may be issued for any consideration or for no consideration, all as the Trustee or the Board of Directors may determine. A convertible security shall not be a Trust Unit and the holder of that convertible security shall not be a Unitholder.

(b) Trust Units are only to be issued as fully paid in money, property (including an obligation to pay consideration in installments), or past services, and are not to be subject to future calls or assessments; provided however that Trust Units may be issued for a consideration payable in installments and that the Trust may take security over such Trust Units to be issued under any such offering as security for unpaid installments. In determining whether property or past services are the fair equivalent of monetary consideration, the Trustee or the Board of Directors may take into account reasonable charges and expenses of organization and reorganization and payments for property and past services reasonably expected to benefit the Trust, and the resolution of the Trustee or the Board of Directors allotting and issuing those Trust Units shall express the fair equivalent in money of the other consideration received.

3.5 No Fractional Trust Units

Fractions of Trust Units shall not be issued, except pursuant to distributions of additional Trust Units to all Unitholders pursuant to Section 5.7 or as a consequence of a consolidation

under Section 3.7. Fractional Trust Units will not be entitled to be voted at meetings of Unitholders.

3.6 No Pre-Emptive Rights

No Person shall be entitled, as a matter of right, to subscribe for or purchase any Trust Unit. There are no pre-emptive rights attaching to the Trust Units.

3.7 Consolidation of Trust Units

(a) Unless otherwise determined by the Trustee on the recommendation of Petrowest GP, immediately after any *pro rata* distribution of additional Trust Units to all Unitholders pursuant to Section 5.7, the number of the outstanding Trust Units of each class will automatically be consolidated such that each Unitholder will hold after the consolidation the same number and class of Trust Units as the Unitholder held before the distribution of additional Trust Units. In this case, each Trust Unit Certificate representing a number of Trust Units of any class prior to the distribution of additional Trust Units is deemed to represent the same number of Trust Units of that class after the distribution of additional Trust Units and the consolidation.

(b) Notwithstanding Section 3.7(a), where tax is required to be withheld from a Unitholder's share of the distribution, the consolidation will result in that Unitholder holding, with respect to each class of Trust Units outstanding, that number of Trust Units equal to: (i) the number of Trust Units held by the Unitholder prior to the distribution plus the number of Trust Units received by the Unitholder in connection with the distribution (net of the number of whole and partial Trust Units withheld on account of withholding taxes); multiplied by (ii) the fraction obtained by dividing the aggregate number of Trust Units outstanding prior to the distribution by the aggregate number of Trust Units that would be outstanding following the distribution and before the consolidation if no withholding were required in respect of any part of the distribution payable to any Unitholder. That Unitholder will be required to surrender the Trust Unit Certificates, if any, representing that Unitholder's original Trust Units, in exchange for a Trust Unit Certificate representing that Unitholder's post-consolidation Trust Units.

3.8 Limitation on Non-Resident Ownership

(a) At no time may Non-Residents be the beneficial owners of more than 49% of the Trust Units, on a basic and fully-diluted basis, and the Trustee shall inform the Transfer Agent of this restriction. Petrowest GP or the Trustee upon the recommendation of Petrowest GP may require declarations as to the jurisdictions in which beneficial owners of the Trust Units are resident. If the Trustee or Petrowest GP becomes aware, as a result of acquiring such declarations as to beneficial ownership, that the beneficial owners of 49% of the Trust Units (or rights to acquire Trust Units) then outstanding are, or may be, Non-Residents or

that such a situation is imminent, the Trustee upon the recommendation of Petrowest GP may make a public announcement thereof and shall not accept a subscription for such Trust Units from or issue or register a transfer of such Trust Units to a Person unless the Person provides a declaration in form and content satisfactory to the Trustee or Petrowest GP, as the case may be, that the Person is not a Non-Resident. If, notwithstanding the foregoing, the Trustee or Petrowest GP determines that more than 49% of the Trust Units are held by Non-Residents, the Trustee or Petrowest GP, as the case may be, may send a notice to Non-Resident holders of the Trust Units, chosen in inverse order to the order of acquisition or registration or in such other manner as the Trustee or Petrowest GP, as the case may be, may consider equitable and practicable, requiring them to sell their Trust Units or a specified portion thereof within a specified period of not more than 60 days. If the Unitholders receiving such notice have not sold the specified number of Trust Units or provided the Trustee or Petrowest GP, as the case may be, with satisfactory evidence that they are not Non-Residents within such period, the Trustee may, or may on the recommendation of Petrowest GP on behalf of such Unitholders, cause such Trust Units to be sold and, in the interim, shall suspend the voting and distribution rights attached to such Trust Units. Upon such sale, the affected Unitholders shall cease to be holders of the relevant Trust Units and their rights shall be limited to receiving the net proceeds of sale upon surrender of the certificates representing such Trust Units. The Trust or Petrowest GP may direct the Transfer Agent to do any of the foregoing.

(b) No liability shall accrue to the Trust, the Trustee or Petrowest GP if the Trust Units of Non-Resident Unitholders are sold at a loss to such Unitholder. Unless and until the Trustee shall have been required to do so under the terms hereof, the Trustee shall not be bound to do or take any proceeding or action with respect to this Section 3.8 by virtue of the powers conferred on it hereby. Petrowest GP shall use reasonable commercial efforts to actively monitor the ownership of Trust Units (or rights to acquire Trust Units) by Non-Residents. It is acknowledged that the Trustee cannot definitively monitor the Non-Resident holders of the Trust Units if the Trust Units are registered in the name of CDS. The Trustee shall not be liable for any violation of the Non-Resident ownership restriction which may occur during the term of the Trust.

(c) Notwithstanding Sections 3.8(a) and (b), the Trustee and Petrowest GP, as the case may be, shall not enforce any restriction on the beneficial ownership of Trust Units by Non-Residents, make any public announcement in respect of the foregoing, or otherwise take any action otherwise required by Sections 3.8(a) and (b) (read without reference to this Section 3.8(c)) if it has received a legal opinion, advance tax ruling, Department of Finance (Canada) comfort letter or any combination thereof, and, based on such opinion and/or documentation, the Trustee and or Petrowest GP, as the case may be, are of the view, acting reasonably, that the failure to enforce Sections 3.8(a) and (b) (read without reference to this Section 3.8(c)) would not result in the Trust ceasing to be a "mutual fund trust" for the purposes of the Tax Act.

(d) If the Tax Act is (or is proposed to be) amended in a manner which places new restrictions on Non-Residents beneficially owning Trust Units, the Trustee, upon the recommendation of Petrowest GP, may take any action it considers necessary to ensure, to the extent possible, that the Trust maintains its status as a "mutual fund trust" for the purposes of the Tax Act.

3.9 Special Voting Units

There may be issued special voting units (the "**Special Voting Units**") entitling the holders thereof to such number of votes at meetings of Unitholders as may be prescribed by the Trustee or the Board of Directors in the resolution authorizing the issuance of any such Special Voting Units. Petrowest GP shall determine any matter of doubt or uncertainty which may arise with respect to any Special Voting Units regarding voting eligibility, entitlement or procedure or other matter which in the opinion of the Trustee or Petrowest GP is not determined by the applicable resolution or agreement relating to such Special Voting Units. Except for the right to vote at meetings of the Unitholders, the Special Voting Units shall not confer upon the holders thereof any other rights; and for greater certainty, the holders of the Special Voting Units shall not be entitled to any distributions of any nature whatsoever from the Trust or have any beneficial interest in any assets of the Trust on termination of the Trust. Special Voting Units may be issued in series and shall only be issued in connection with or in relation to Exchangeable Securities on such terms and conditions as may be determined by the Trustee or the Board of Directors. A Special Voting Unit shall be issued in conjunction with Exchangeable Securities issued. Each Special Voting Unit shall entitle the holder(s) of record thereof to a number of votes at all meetings of Unitholders or in respect of any written resolution of Unitholders equal to the number of Trust Units into which the Exchangeable Securities to which such Special Voting Unit relates are, directly or indirectly, exchangeable or convertible (other than in respect of Exchangeable Securities which have been so exchanged or converted and are held by the Trust or an affiliate thereof).

ARTICLE IV
PURPOSE AND INVESTMENTS OF TRUST

4.1 Purpose of the Trust

The Trust is hereby created for the following purposes:

(a) participating in the acquisition of energy services businesses;

(b) acquiring, investing in, holding, transferring, disposing of and otherwise dealing with, directly or indirectly, any Securities issued by Business Trust, Business Trustee, or any of their respective associates, subsidiaries or affiliates, and the Notes and Business Units, and borrowing funds, directly or indirectly, for that purpose;

(c) acquiring, investing in, holding, transferring, disposing of and otherwise dealing with any other Securities and in any other investments as the Trustee or Petrowest GP may determine and borrowing funds directly or indirectly for that purpose;

(d) temporarily holding cash and short term investments for the purposes of making investments, paying the expenses and the liabilities of the Trust, paying amounts payable by the Trust in connection with the redemption of any Trust Units, or Securities of the Trust, and making distributions to Unitholders;

(e) issuing Trust Units, Special Voting Units and other Securities of the Trust including Securities convertible into, or exchangeable for Trust Units or other Securities of the Trust, obtaining funds to conduct any of the activities of the Trust, completing any acquisition of Securities or any other assets for the benefit of the Trust, implementing Unitholder rights plans, distribution reinvestment plans, Trust Unit purchase plans, incentive option plans or other compensation plans, if any, established by the Trustee for the benefit of the Trust; and making non-cash distributions to Unitholders as contemplated by this Deed of Trust including pursuant to distribution reinvestment plans or distribution reinvestment and Trust Unit purchase plans, if any, established by the Trust;

(f) issuing debt securities (including debt securities convertible into, or exchangeable for, Trust Units or other Securities of the Trust), provided recourse shall be limited to the Trust Assets or otherwise borrowing and mortgaging, pledging, charging, granting a security interest in or otherwise encumbering any of the Trust Assets as security;

(g) guaranteeing (as guarantor, surety or co-principal obligor) the payment of any indebtedness, liability or obligation of Business Trust or Petrowest GP or any subsidiary or affiliate thereof, and mortgaging, pledging, charging, granting a security interest in or otherwise encumbering all or any part of the Trust Assets, as security for that guarantee, and subordinating its rights under the Notes to other indebtedness;

(h) disposing of any part of the Trust Assets;

(i) issuing or redeeming rights and Trust Units pursuant to any Unitholder rights plan adopted by the Trust;

(j) repurchasing, redeeming or otherwise acquiring Securities of the Trust, including pursuant to any issuer bid made by the Trust;

(k) satisfying the obligations, liabilities or indebtedness of the Trust;

(l) performing all acts necessary, incidental, ancillary or related to any of the foregoing subsections (a) to (k); and

(m) undertaking such other activities or taking such other actions as shall be approved by the Trustee from time to time,

provided that the Trust shall not undertake any activity, take any action, or make or retain any investment which would result (or fail to take any action where that failure would result) in: (i) the Trust not being considered a "unit trust" or a "mutual fund trust" for purposes of the Tax Act;

or (ii) the Trust Units constituting "foreign property" for purposes of Part XI of the Tax Act if the Tax Act contains restrictions on the cost amount of foreign property which may be held by Persons subject to tax under Part XI of the Tax Act.

4.2 Mutual Fund Trust

The Trust is established primarily for the benefit of persons who are residents of Canada (for the purposes of the Tax Act) and it is intended that: (i) at all times the Trust qualify as a "mutual fund trust" for purposes of the Tax Act; and (ii) the Trust Units do not constitute "foreign property" for purposes of the Tax Act if the Tax Act contains restrictions on the cost amount of foreign property which may be held by Persons subject to tax under Part XI of the Tax Act. In furtherance of that intention, the Trustee shall use its reasonable commercial efforts to ensure that the Trust maintains its status as a mutual fund trust for purposes of the Tax Act, including without limitation by making the election contemplated by Section 16.7.

4.3 Other Investments

To the extent that any monies or other property received by the Trust or the Trustee are not to be immediately used by the Trustee for the purpose of making distributions under Article V, the Trustee is hereby authorized and, where directed by Petrowest GP to do so, shall invest such monies in: (i) debt obligations of or guaranteed by the Government of Canada or a province of Canada; (ii) commercial paper obligations of a corporation whose short-term commercial paper is rated R-1 (or higher) by Dominion Bond Rating Service Limited or A-1 (or higher) by Standard & Poor's Rating Services; (iii) term deposits, interest-bearing accounts, certificates of deposit or bankers' acceptance issued or guaranteed by one of the six largest (in terms of total assets) Canadian chartered banks; or (iv) any combination of the foregoing. Petrowest GP shall not direct the Trustee to purchase or authorize the purchase of any investment which is "foreign property" under subsection 206(1) of the Tax Act if: (i) that purchase would result in the Trust Units being treated as "foreign property" for purposes of Part XI of the Tax Act; and (ii) the Tax Act contains restrictions on the cost amount of foreign property which may be held by Persons subject to tax under Part XI of the Tax Act. Prior to the Trustee making a particular investment, the Trustee may consult with and receive direction from Petrowest GP with respect to any investment to ensure compliance with this Section 4.3 and the Trustee may, prior to any investment pursuant to this Section 4.3, request Petrowest GP to seek, and Petrowest GP and the Trustee may rely upon, an opinion of counsel that upon acquiring such investment the Trust will continue to maintain its status as a "unit trust" and a "mutual trust" for purposes of the Tax Act.

ARTICLE V
DISTRIBUTIONS

5.1 Computation of Distributable Cash of the Trust

(a) The "**Cash Flow of the Trust**", for, or in respect of, any Distribution Period, shall be determined pursuant to the following provisions:

(i) all cash amounts which are received by the Trust for, and in respect of, the Distribution Period, including, without limitation, interest on the Notes

(including prepayments of interest), other interest, dividends, distributions, proceeds from the disposition of Securities, returns of capital and repayments of indebtedness, and all amounts received by the Trust in any prior Distribution Period to the extent those amounts were not included in its calculation of Cash Flow of the Trust in that prior Distribution Period and were not previously distributed, shall be included in the calculation;

(ii) the following amounts shall be deducted in the calculation:

(A) all costs, expenses, liabilities, obligations or amounts of the Trust which, in the opinion of the Trustee, upon the recommendation of Petrowest GP, may reasonably be considered to have accrued and become owing by the Trust in respect of, or which relate to, such Distribution Period or a prior Distribution Period if not accrued or deducted in determining Cash Flow of the Trust in that prior period; and

(B) all amounts which relate to the redemption or purchase of Trust Units or other Securities of the Trust by the Trust and which have been paid or became payable in cash by the Trust in such Distribution Period;

(iii) the net proceeds of any issuance of Trust Units or other Securities of the Trust, after deducting any associated expenses or commissions, shall not be included in the calculation.

(b) The "**Distributable Cash**" for, or in respect of, a Distribution Period, shall be the Cash Flow of the Trust for such Distribution Period less any amount which the Trustee, upon the recommendation of Petrowest GP, may reasonably consider to be necessary to:

(i) provide for the payment of any costs, expenses, liabilities or obligations which are reasonably expected to be incurred by the Trust;

(ii) be retained by the Trust to comply with such limits or restrictions as may be agreed to between the Trustee or Petrowest GP and any lender(s) of the Trust or contained in any loan agreement(s) entered into by Petrowest GP or any subsidiary or affiliate of Petrowest GP;

(iii) make allowances for contingencies or for working capital, investments or acquisitions;

(iv) any amount that the Trustee determines, upon the recommendation of Petrowest GP, is appropriate to retain for a reserve to stabilize distributions; and

(v) provide for the payment of any income tax liability of the Trust.

5.2 Computation of Income and Net Realized Capital Gains

(a) The "**Income of the Trust**" for any taxation year of the Trust shall be the net income for the year determined pursuant to the provisions of the Tax Act (other than subsection 104(6) and ignoring any designations made under subsection 104(19)) having regard to the provisions thereof which relate to the calculation of taxable income of a trust, and taking into account such adjustments thereto as are determined by the Trustee, upon the recommendation of Petrowest GP, in respect of dividends received or deemed to be received from taxable Canadian corporations, amounts paid or payable by the Trust to Unitholders and such other amounts as may be determined in the discretion of the Trustee, upon the recommendation of Petrowest GP, provided, however, that capital gains and capital losses shall be excluded from the computation of net income.

(b) The "**Net Realized Capital Gains**" of the Trust for any taxation year of the Trust shall be determined as the amount, if any, by which the aggregate of the capital gains of the Trust in the year exceeds the total of:

(i) the aggregate of the capital losses of the Trust calculated in accordance with the Tax Act in the year;

(ii) any capital gains that are realized by the Trust as a result of a redemption of Trust Units pursuant to Article VI;

(iii) the amount determined by the Trustee, upon the recommendation of the Petrowest GP, in respect of any net capital losses for prior taxation years which the Trust is permitted by the Tax Act to deduct in computing the taxable income of the Trust for the year; and

(iv) any amount in respect of which the Trust is entitled to a capital gains refund under the Tax Act, as determined by the Trustee upon recommendation of Petrowest GP;

provided that at the discretion of the Trustee upon the recommendation of Petrowest GP, the Net Realized Capital Gains of the Trust for a year may be calculated without subtracting the full amount of the net capital losses for the year and/or without subtracting the full amount of the net capital losses of the Trust carried forward from previous years.

5.3 Distributions of Distributable Cash

(a) Subject to Subsections 5.3(b) and 5.3(c), the Trustee shall, upon the recommendation of Petrowest GP, on or before each Distribution Record Date, declare payable to the Unitholders of record on such Distribution Record Date, all of the Distributable Cash for the Distribution Period which includes such Distribution Record Date. Subject to Subsections 5.3(b) and 5.3(c), the proportionate share for each Trust Unit of the amount of such Distributable Cash shall be determined by dividing such amount by the number of issued and

outstanding Trust Units on such Distribution Record Date. Subject to Subsections 5.3(b) and 5.3(c), each Unitholder's share of such Distributable Cash shall be an amount equal to the proportionate share for each Trust Unit of such Distributable Cash multiplied by the number of Trust Units owned of record by each such Unitholder on such Distribution Record Date. Subject to Sections 5.4 and 5.7, Distributable Cash which has been declared to be payable to Unitholders in respect of a Distribution Period shall be paid in cash on the Distribution Payment Date in respect of such Distribution Period.

(b) Holders of Priority Units are entitled to receive in priority to any distribution of Distributable Cash on the Subordinated Units a distribution of Distributable Cash in the amount of $0.10 per Priority Unit per Distribution Period (the "**Priority Distributions**"). If, in respect of any given Distribution Period, an amount less than the Priority Distributions is paid to the holders of Priority Units, any such unpaid portion of the Priority Distributions shall be accumulated and paid in a subsequent Distribution Period in priority to distributions of Distributable Cash to Subordinated Unitholders provided that any accumulated deficiency on Priority Distributions not satisfied by a distribution by the Trust within 12 months of the date such deficiencies arose will cease to be payable.

(c) Holders of Subordinated Units are entitled to receive distributions of Distributable Cash in the amount of $0.10 per Subordinated Unit per Distribution Period (the "**Subordinated Distributions**") such Subordinated Distributions to be accumulated and paid at the end of each fiscal quarter only to the extent that:

(i) the Trust has paid all of the Priority Distributions to holders of Priority Units during that quarter; and

(ii) any deficiency in such Priority Distributions accumulated during the preceding 12 months has been satisfied.

Deficiencies in respect of Subordinated Distributions shall be accumulated and paid in a subsequent quarter in respect of such Distribution Periods, but only after payment of the Priority Distributions in respect of such subsequent Distribution Periods, any deficiency in Priority Distributions accumulated during the preceding 12 months and the Subordinated Distributions in respect of such subsequent Distribution Periods, and provided that any accumulated unpaid portion or deficiency on Subordinated Distributions not satisfied by a distribution by the Trust within 12 months of the date such unpaid portion or deficiency arose shall cease to be payable. Following payment of all Priority Distributions and Subordinated Distributions (including any accumulated but unpaid Priority Distributions or Subordinated Distributions payable hereunder), distributions of Distributable Cash shall be made to Unitholders *pro rata* and *pari passu*.

5.4 Other Distributions

(a) In addition to the distributions which are made to Unitholders pursuant to Section 5.3, the Trustee may, upon the recommendation of Petrowest GP, declare to be payable and make distributions to Unitholders, from time to time, out of Income of the Trust, Net Realized Capital Gains, the capital of the Trust or otherwise, in any year, in such amount or amounts, and on such dates as the Trustee, upon the recommendation of Petrowest GP, may determine, to Unitholders at the record date for the distribution.

(b) Having regard to the present intention of the Trustee to allocate, distribute and make payable to Unitholders all of the Income of the Trust, Net Realized Capital Gains and any other applicable amounts so that the Trust will not have any liability for tax under Part I of the Tax Act in any taxation year, the following amounts shall, without any further actions on the part of the Trustee, be due and payable to Unitholders of record on December 31 in each such year:

(i) an amount equal to the amount, if any, by which the Income of the Trust for such year exceeds the aggregate of the portions, if any, of each distribution paid or payable by the Trust pursuant to Section 5.3 and Section 5.4(a) which have been determined by the Trustee, pursuant to Section 5.5, to have been payable by the Trust out of the Income of the Trust for such year; and

(ii) an amount equal to the amount, if any, by which the Net Realized Capital Gains of the Trust for such year exceeds the aggregate of the portions, if any, of each distribution paid or payable by the Trust pursuant to Section 5.3 and Section 5.4(a) which have been determined by the Trustee, pursuant to Section 5.5, to have been payable by the Trust out of Net Realized Capital Gains for such year.

(c) The proportionate share of each Trust Unit of the amount of any distribution made pursuant to either or both of Sections 5.4(a) and (b) shall be determined by dividing such amount by the number of issued and outstanding Trust Units (or, if the distribution is made only to the holders of a particular class of Trust Unit, the number of issued and outstanding Trust Units of that class) on the applicable record date in respect of a distribution pursuant to Section 5.4(a) and on December 31 in respect of a distribution pursuant to Section 5.4(b). Each Unitholder's share of the amount of any such distribution shall be an amount equal to the proportionate share of each Trust Unit of such amount multiplied by the number of Trust Units (or, if the distribution is made only to the holders of a particular class of Trust Units, the number of Trust Units of that class) owned of record by each such Unitholder on such applicable record date or December 31 in the year of such distribution, as the case may be. Subject to Section 5.7, amounts which have been declared to be payable to Unitholders pursuant to either Section 5.4(a) or (b) shall be paid in cash no later than the Distribution Payment Date which immediately follows the applicable record date in respect of a distribution

pursuant to Section 5.4(a) and, in respect of a distribution pursuant to Section 5.4(b), such amount shall be payable on December 31 and shall be paid forthwith, and in no event later than January 30 of the following year, subject to Section 5.6.

(d) In addition to the distributions which are made payable to Unitholders, the Trustee may designate any income or capital gain realized by the Trust as a result of the redemption of Trust Units pursuant to Section 6.5 to the redeeming Unitholders in accordance with this Article V.

(e) Upon the occurrence of a Capital Event or the liquidation, dissolution or winding-up of the Trust or any other distribution of the assets of the Trust for the purpose of winding-up its affairs:

(i) the holders of Priority Units shall be entitled to receive, on a *pro rata* basis, from the applicable Capital Event Amount or the assets of the Trust, as applicable, before any distribution therefrom is made to the holders of the Subordinated Units, any accumulated but unpaid Priority Distributions provided that such accumulated but unpaid Priority Distributions shall not include any accumulated deficiency incurred more than 12 months from the date of such Capital Event or liquidation, dissolution or winding-up of the Trust;

(ii) the holders of Subordinated Units shall be entitled to receive, on a *pro rata* basis, from the applicable Capital Event Amount or the assets of the Trust, as applicable, after the holders of the Priority Units have received a distribution therefrom in an amount equal to any accumulated but unpaid Priority Distributions but before any further distribution therefrom is made to the Priority Unitholders, any accumulated but unpaid Subordinated Distributions provided that such accumulated but unpaid Subordinated Distributions shall not include any accumulated deficiency incurred more than 12 months from the date of such Capital Event or liquidation, dissolution or winding-up of the Trust;

and thereafter any further distributions from the applicable Capital Event Amount or the assets of the Trust, as applicable, to the holders of Units of either class shall be made *pro rata* and *pari passu*. If a Capital Event occurs, the Priority Distributions and the Subordinated Distributions will be adjusted as agreed to by the independent directors of Petrowest GP using the definition of independence as provided for in securities laws.

5.5 Character of Distributions and Designations

In accordance with and to the extent permitted by the Tax Act, the Trustee, upon the recommendation of Petrowest GP, in each year shall make designations and elections in respect of the amounts payable to Unitholders for such amounts that the Trustee, upon the recommendation of Petrowest GP, considers to be reasonable in all of the circumstances, including, without limitation, designations relating to taxable dividends received or deemed to be

received by the Trust in the year on shares of taxable Canadian corporations, net capital gains realized by the Trust in the year, certain resource income as contemplated by subsection 104(29) and foreign source income of and foreign taxes paid by the Trust for the year, as well as elections under subsections 104(13.1) and/or 104(13.2) of the Tax Act that income be taxed to the Trust, rather than to the Unitholders. Distributions payable to Unitholders pursuant to this Article V shall be deemed to be distributions of Income of the Trust, Net Realized Capital Gains, Trust capital or other items in such amounts as the Trustee shall, in its absolute discretion, determine. For greater certainty, it is hereby declared that any distribution of Net Realized Capital Gains shall include the non-taxable portion of the capital gains of the Trust which are encompassed in such distribution.

5.6 Enforceability of Right to Receive Distributions

For greater certainty, it is hereby declared that each Unitholder shall have the legal right to enforce payment of any amount payable to such Unitholder as a result of any distribution which is declared or made payable to such Unitholder pursuant to this Article V or pursuant to Article VI, as of the date on which those amounts become payable. For greater certainty, it is hereby further declared that no Unitholder shall have the legal right to enforce payment of any accrued but unpaid Priority Distributions or Subordinated Distributions prior to the times that they have been declared payable in accordance with the provisions hereof.

5.7 Method of Payment of Distributions

(a) Where the Trustee determines that the Trust does not have available cash in an amount sufficient to make payment of the full amount of any distribution which has been declared to be payable pursuant to this Article V on the due date for such payment, or if any cash distribution should be contrary to any subordination agreement, the payment may, at the option of the Trustee and subject to any Applicable Laws and the receipt of necessary Approvals, include the *pro rata* issuance of additional Trust Units, or fractions of Trust Units, if necessary, having a value equal to the difference between the amount of such distribution and the amount of cash which has been determined by the Trustee to be available for the payment of such distribution.

(b) The value of each Trust Unit which is issued pursuant to Section 5.7(a) shall be the market price (as defined in Section 6.3) of the Trust Units on the applicable Distribution Record Date in respect of a distribution pursuant to Section 5.3 or Section 5.4(a) or December 31 in respect of a distribution pursuant to Section 5.4(b), provided that if the particular date is not a Business Day then the market price (as defined in Section 6.3) shall be determined on the last Business Day which precedes such particular date.

5.8 Withholding Taxes

The Trustee shall deduct or withhold from distributions payable to any Unitholder all amounts required by Applicable Law to be withheld from such distribution, whether those distributions are in the form of cash, additional Trust Units or otherwise. The Trustee may rely

on advice of legal counsel or Petrowest GP in making all such determinations. To the extent that amounts are so deducted or withheld, such amounts shall be treated for all purposes as having been paid to the Unitholder in respect of which such deduction and withholding was made. In the event of a distribution in the form of additional Trust Units, the Trustee may sell Trust Units of those Unitholders to pay those withholding taxes and to pay all of the Trustee's reasonable expenses with regard thereto and the Trustee shall have the power of attorney of the Unitholder to do so. Any such sale shall be made on any stock exchange on which the Trust Units are then listed and upon that sale, the affected Unitholder shall cease to be the holder of those Trust Units. No liability shall accrue to the Trust, the Trustee or Petrowest GP if Trust Units or other assets sold or disposed of pursuant to this Section 5.8 are sold at a loss to such affected Unitholder or the beneficial owner of such Trust Units, if Trust Units or other assets so sold or disposed of are sold or disposed of for an amount which may be less than might otherwise have been obtained if sold or disposed of at a different point in time or in different circumstances.

5.9 Tax Act Definitions

Unless otherwise specified or the context otherwise requires, any term in this Article V which is defined in the Tax Act shall have for the purposes of this Article V the meaning that it has in the Tax Act.

5.10 Payments of Cash

(a) Any payments of cash by the Trust to a Unitholder pursuant to this Article V or pursuant to any other provision of this Deed of Trust will be conclusively deemed to have been made upon mailing of a cheque in a postage pre-paid envelope, at least three business days prior to each distribution payment date provided that the Trustee has received the funds, addressed to the Unitholder at the Unitholder's address appearing in the register of Unitholders unless such cheque is dishonoured upon presentment. Upon such payment, the Trust shall be discharged from all liability to the Unitholder in respect of such payment except to replace any cheque which is lost or destroyed. In the case of joint registered Unitholders, any cash payment required hereunder to be made to a Unitholder shall be deemed to be made to such Unitholders jointly and shall be paid by cheque or bank draft.

(b) A Unitholder or any one of the joint Unitholders may designate and the Trustee may accept that any payment required to be made hereunder shall be made by deposit to an account of such Unitholder or to a joint account of such Unitholder and any other Person or in the case of joint registered Unitholders to an account of joint registered Unitholders or to an account of any one of the joint registered Unitholders. A cheque or bank draft shall, unless the joint registered Unitholders otherwise direct, be payable to the order of all of the said joint registered Unitholders, and if more than one address appears on the books of the Trust in respect of such joint unitholding to any such addresses, the cheque or bank draft of payment in other acceptable manner as aforesaid shall satisfy and discharge all liability of the Trustee or the Trust for the amount so required to be paid unless the cheque or bank draft is not paid at par on presentation at any place where by

its terms it is payable. In the event of non-receipt of any such cheque or bank draft by the Person to whom it is mailed, the Trustee, on proof of the non-receipt and upon satisfactory indemnity being given to them and to the Trust, shall issue to the Person a replacement cheque or bank draft for a like amount.

5.11 Distribution Reinvestment and Trust Unit Purchase Plan

Subject to any required Approvals (and any Unitholder approval imposed by Applicable Laws), the Trustee may, upon the recommendation of Petrowest GP, establish one or more Unitholder rights plans, distribution reinvestment plans and Trust Unit purchase plans, Trust Unit option plans or other compensation plans at any time and from time to time.

ARTICLE VI
REDEMPTION OF TRUST UNITS

6.1 Right of Redemption

Each Unitholder shall be entitled to require the Trust to redeem, at any time and from time to time, at the demand of the Unitholder, all or any part of the Trust Units registered in the name of the Unitholder at the prices determined and payable in accordance with the terms and conditions hereinafter provided.

6.2 Exercise of Redemption Right

(a) To exercise a Unitholder's right to require redemption under this Article VI, a duly completed and properly executed notice requiring the Trust to redeem Trust Units, in a form approved by the Trustee, shall be sent to the Trust at the head office of the Trust and to CDS (if a Global Unit Certificate has been issued by the Trust), together with written instructions as to the number of Trust Units to be redeemed and together with the Trust Unit Certificate or Trust Unit Certificates representing the Trust Units to be redeemed (in the event a Global Unit Certificate has not been issued by the Trust). No form or manner of completion or execution shall be sufficient unless the same is in all respects satisfactory to the Trustee and to CDS (if a Global Unit Certificate has been issued by the Trust) and is accompanied by any further evidence that the Trustee or CDS (if a Global Unit Certificate has been issued by the Trust) may reasonably require with respect to the identity, capacity or authority of the Person giving such notice.

(b) Upon receipt by the Trust of the notice to redeem Trust Units, the Unitholder shall thereafter cease to have any rights with respect to the Trust Units tendered for redemption (other than to receive the redemption payment therefore and the right to receive any distributions which have been declared payable to the Unitholders of record on a date which is prior to the day of receipt by the Trust of such notice), including the right to receive any distributions thereon which are declared payable to the Unitholders of record on a date which is subsequent to the day of receipt by the Trust of such notice. Trust Units shall be considered to be tendered for redemption on the date (the "**Redemption Date**") that the Trust has, to the

satisfaction of the Trustee and CDS (if a Global Unit Certificate has been issued by the Trust), received the notice, Trust Unit Certificates and other required documents or evidence as aforesaid.

6.3 Cash Redemption

Subject to Section 6.4, upon receipt by the Trust of the notice to redeem Trust Units in accordance with Section 6.2, the holder of the Trust Units tendered for redemption shall be entitled to receive a price per Trust Unit equal to:

(a) in the case of a Trust Unit, the lesser of: (i) 95% of the "market price" of the Units on the principal exchange or market on which the Trust Units are quoted for trading during the 10 consecutive trading day period ending on the trading day immediately prior to the date on which the Units are tendered for redemption; and (ii) 100% of the "closing market price" on the principal exchange or market on which the Trust Units are quoted for trading on the date that the Trust Units are so tendered for redemption (the "Cash Redemption Price"); and

(b) in the case of a Subordinated Unit, (i) prior to the date the holders of Subordinated Units have the right to convert to Trust Units, a portion of the Cash Redemption Price in respect of such Subordinated Unit (the "Subordinated Redemption Price") calculated pursuant to the following formula:

SRP= R*A/B

SRP means the Subordinated Redemption Price.

R = the Cash Redemption Price (determined as if the Subordinated unit was a Trust Unit)

A = the number of quarters in which the Trust has met the quarterly EBITDA Target and Distribution Target while the Subordinated Units have been outstanding

B = for the period from the Closing Date until December 31, 2008: 10

for the period after December 31, 2008: 10 plus the number that is 4 multiplied by the number of completed fiscal years after December 31 2007.

provided that if A = nil or the Subordinated Redemption Price as calculated above would be less than $3.00, the Subordinated Redemption Price shall be the lesser of $3.00 and the Cash Redemption Price, and (ii) following the date the holders of Subordinated Units have the right to convert to Trust Units, the Cash Redemption Price.

For the purposes of this calculation, "market price" will be an amount equal to the simple average of the closing price of the Priority Units on the principal exchange or market on which

the Priority Units are listed and posted for trading for each of the trading days on which there was a closing price; provided that, if the applicable exchange or market does not provide a closing price; but only provides the highest and lowest prices of the Priority Units traded on a particular day, the market price shall be an amount equal to the simple average of the highest and lowest prices for each of the trading days on which there was a trade; provided further that if there was trading on the applicable exchange or market for fewer than five of the 10 trading days, the "market price" shall be the simple average of the following prices established for each of the 10 trading days: the average of the last bid and last ask prices for each day on which there was no trading; the closing price of the Priority Units for each day that there was trading if the exchange or market provides a closing price; and the average of the highest and lowest prices of the Priority Units for each day that there was trading, if the exchange or market provides only the highest and lowest prices of Priority Units traded on a particular day; and provided further that if, in the opinion of Petrowest GP, the trading activity of the Priority Units for the relevant period does not result in a trading price that represents the fair market value of a Priority Unit, the "market price" shall be an amount determined by Petrowest GP in good faith in its sole discretion and provided further that any such determination by Petrowest GP shall be conclusive and binding. The "closing market price" shall be an amount equal to the closing price of a Priority Unit on the applicable exchange or market if there was a trade on that date and the applicable exchange or market provides a closing price; an amount equal to the simple average of the highest and lowest trading prices of a Priority Unit if there was trading and the exchange or other market provides only the highest and lowest prices of a Priority Unit traded on a particular day; or the simple average of the last bid and last ask prices if there was no trading on the specified date.

Subject to Sections 6.4 and 6.5, the Cash Redemption Price or Subordinated Redemption Price payable in respect of Trust Units surrendered for redemption during any calendar month shall be paid by cheque, drawn on a Canadian chartered bank or a trust company in lawful money of Canada, payable at par to or to the order of the Unitholder who exercised the right of redemption no later than the last day of the calendar month following the month in which the Redemption Date falls. Payments made by the Trust of the Cash Redemption Price are conclusively deemed to have been made upon the mailing of a cheque in a postage prepaid envelope addressed to the former Unitholder unless such cheque is dishonoured upon presentment. Upon such payment, the Trust shall be discharged from all liability to the former Unitholder in respect of the Trust Units so redeemed, except with respect to any outstanding payments in respect of such Trust Units pertaining to distributions declared payable thereon to such former Unitholders of record on a date which was prior to the Redemption Date.

6.4 No Cash Redemption in Certain Circumstances

Section 6.3 shall not be applicable to Trust Units tendered for redemption by a Unitholder, if:

(a) the total amount payable by the Trust pursuant to Section 6.3 in respect of such Trust Units and all other Trust Units tendered for redemption prior thereto in the same calendar month exceeds $100,000 (the "**Monthly Limit**"); provided that the Trustee may, in its sole discretion, waive such limitation in respect of all Trust Units tendered for redemption in any calendar month. In the absence of that

waiver, Trust Units tendered for redemption in any calendar month in which the total amount payable by the Trust pursuant to Section 6.3 exceeds the Monthly Limit will be redeemed in part for cash pursuant to Section 6.3 on a *pro rata* basis and subject to any Applicable Laws and receipt of necessary Approvals, by a distribution of Series 2 Business Notes in a principal amount equal to the remainder under Section 6.5;

(b) at the time the Trust Units are tendered for redemption, the outstanding Trust Units are not listed for trading or quoted on any stock exchange or market which the board of directors of Petrowest GP considers, in its sole discretion, provides representative fair market value prices for the Trust Units; or

(c) the normal trading of the outstanding Trust Units is suspended or halted on any stock exchange on which the Trust Units are listed for trading or, if not so listed, on any market on which the Trust Units are quoted for trading, on the Redemption Date or for more than five trading days during the 10 consecutive trading day period ending on the trading day immediately prior to the Redemption Date.

6.5 *In Specie* Redemption

If, pursuant to Section 6.4, Section 6.3 is not applicable to all or any part of the Trust Units tendered for redemption by a Unitholder, all or that part of the Cash Redemption Price per Trust Unit specified in Section 6.3 to which the Unitholder would otherwise be entitled shall, subject to the receipt of all necessary Approvals, be paid and satisfied by way of the cash payment referred to in Section 6.4(a), to the extent applicable, and by a distribution *in specie* of Notes held by the Trust in a principal amount equal to the remainder (the "***In Specie* Redemption Price**"). No fractional Series 2 Business Notes shall be distributed and where a number of Series 2 Notes to be received by a Unitholder includes a fraction, that number shall be rounded to the next lowest number, as the case may be. The *In Specie* Redemption Price payable in respect of Trust Units tendered for redemption during any Distribution Period shall be paid by the transfer, to or to the order of the Unitholder who exercised the right of redemption, on the last day (the "**Transfer Date**") of the calendar month following the month in which the Redemption Date occurs, of the number of Series 2 Notes determined as aforesaid. The Trust shall be entitled to all interest paid or accrued and unpaid on the Series 2 Notes to and including the Transfer Date. Payments by the Trust of the *In Specie* Redemption Price are conclusively deemed to have been made upon the mailing of the certificates representing the Series 2 Notes by registered mail in a postage prepaid envelope addressed to the former Unitholder. Upon such payment, the Trust shall be discharged from all liability to the former Unitholder in respect of the Trust Units so redeemed. Where the Trust makes a distribution *in specie* of Series 2 Notes on a redemption of Trust Units in a particular year, the Trustees shall treat; (i) the amount of any capital gain realized by the Trust as a result of the distribution of such property as an amount payable in that year out of the Net Realized Capital Gains of the Trust, and (ii) the amount of accrued income on or in respect of such property (other than capital gains described in (i)), as an amount payable to the redeeming Unitholder in that year out of the Income of the Trust, except, with respect to both (i) and (ii), to the extent the Trustee determines otherwise in its sole discretion on or before December 31 of that year.

6.6 Cancellation of Trust Unit Certificates for all Redeemed Trust Units

All Trust Unit Certificates, if issued, which are redeemed under this Article VI shall be cancelled and such Trust Units shall no longer be outstanding and shall not be reissued.

ARTICLE VII
REDEMPTION OF SPECIAL VOTING UNITS

7.1 Right of Redemption

Each holder of Special Voting Units shall be entitled to require the Trust to redeem, at any time and from time to time, at the demand of such holder, all or any part of the Special Voting Units registered in the name of such holder at the prices determined and payable in accordance with the provisions of this Article VII.

7.2 Exercise of Redemption Right

To exercise a holder of Special Voting Unit's right to require redemption under this Article VII, a duly completed and properly executed notice requiring the Trust to redeem Special Voting Units in a form approved by the Trustee, shall be sent to the Trust at the head office of the Trust, together with written instructions as to the number of Special Voting Units to be redeemed. Such notice shall be irrevocable except with respect to any Special Voting Units surrendered for redemption in respect of which the redemption proceeds are not paid by the Trust on or before the date on which such payment is due and except as otherwise provided herein.

As of the close of business on the date the Special Voting Units are surrendered for redemption, the registered holder of the Special Voting Units will cease to be the holder of record in respect of such Special Voting Units, and will cease to have any rights with respect to the Special Voting Units tendered for redemption (other than the receipt of the redemption proceeds).

7.3 Cash Redemption

Upon receipt by the Trust of a notice to redeem Special Voting Units in accordance with Section 7.2, the holder of the Special Voting Units tendered for redemption shall be entitled to receive a price per Special Voting Unit equal to $0.10. All payments made in respect of the redemption of Special Voting Units will be rounded up to the nearest whole cent.

The redemption price payable in respect of the Special Voting Units surrendered for redemption during any calendar month will be satisfied by way of cash payment no later than the last day of the calendar month following the calendar month in which the Special Voting Units were tendered for redemption. Payments made by the Trust of the cash portion of the redemption price for such Special Voting Units shall be conclusively deemed to have been made upon the mailing by the Trust of a cheque in a postage-prepaid envelope addressed to the former holder of the Special Voting Units at the former holder's address as appearing in the register of holders of Special Voting Units, unless such cheque is dishonored upon presentment. Upon such payment, the Trust will be discharged from all liability to the former holder of the Special Voting

Units in respect of the redeemed Special Voting Units; provided, however that if such cheque is lost or destroyed then, upon the presentation of evidence satisfactory to the Trustee on recommendation of Petrowest GP of such loss or destruction, together with such indemnity as the Trustee on recommendation of Petrowest GP may reasonably require, the Trust will issue a replacement cheque to the former holder of Special Voting Units.

ARTICLE VIII
THE TRUSTEE

8.1 Indefinite Term of Office

The Trustee shall hold office until the earlier of: (i) the termination of the Trust, or (ii) its resignation, removal or ceasing to qualify as a trustee under Section 8.5 and the appointment of a successor trustee pursuant to this Article VIII.

8.2 Resignation

The Trustee and any successor Trustee may resign at any time by giving not less than 90 days' notice in writing to Petrowest GP (or such shorter notice as Petrowest GP may agree to). Such resignation will not take effect until the appointment of a successor to the Trustee pursuant to Section 8.4 and the assumption by the new Trustee of all obligations of the Trustee related hereto in the same capacities as the resigning Trustee. Any entitlement of the Trustee to fees or other remuneration shall continue until the effective date of the resignation.

8.3 Removal

The Trustee may be removed at any time with or without cause by Ordinary Resolution passed by the Unitholders in favour of the removal of the Trustee. The Trustee may be removed by notice in writing delivered by Petrowest GP to the Trustee in the event that, at any time, the Trustee shall no longer satisfy all of the requirements in Section 8.5, or shall be declared bankrupt or insolvent, or shall enter into liquidation, whether compulsory or voluntary (and not being merely a voluntary liquidation for the purposes of amalgamation or reconstruction), or if the assets of the Trustee shall otherwise become liable to seizure or confiscation by any public or governmental authority, or if the Trustee shall otherwise become incapable of performing, or shall fail in any material respect to perform its responsibilities under this Deed or as a result of a material increase in the fees charged by the Trustee. No decision to remove a Trustee under this Section 8.3 shall become effective until; (i) approved by a Special Resolution at a meeting of Unitholders duly called for that purpose, (ii) the appointment of, and acceptance of such appointment by, a new Trustee under Section 8.4 in the place of the Trustee to be removed and (iii) the assumption by the new Trustee of all obligations of the Trustee related hereto in the same capacities as the resigning Trustee. The removal of the Trustee under this Section 8.3 shall not be effective until the appointment of a successor or successors to the Trustee pursuant to Section 8.4.

8.4 Appointment

A successor Trustee to a Trustee which has been removed by a Special Resolution of Unitholders under Section 8.3, shall be appointed by a majority of votes at a meeting of Unitholders duly called for that purpose, provided the successor meets the requirements of Section 8.5. Subject to Section 8.5, Petrowest GP may appoint a successor Trustee to any Trustee which has been removed by a Special Resolution of the Unitholders under Section 8.3, if the Unitholders fail to do so at such meeting. Subject to Section 8.5, Petrowest GP may appoint a successor Trustee to any Trustee which has given a notice of resignation under Section 8.2. No appointment of any successor Trustee shall be effective until such successor Trustee shall have complied with the provisions of Section 8.2. If no successor Trustee to a Trustee who has resigned under Section 8.2 or who has been removed under Section 8.3 has accepted an appointment under this Section 8.4 within 90 days after such notice of resignation or removal, as the case may be, the Trustee or any Unitholder may apply to a court of competent jurisdiction for the appointment of a successor Trustee. The Trustee shall be reimbursed by the Trust out of the Income of the Trust, and to the extent that the Income of the Trust is not insufficient, out of the Trust Assets for all reasonable costs and expenses of the Trustee relating to obtaining court approval of a successor. The appointment of such successor by such court shall not require the approval of those persons entitled to cast votes at meetings of Unitholders whether in person or by proxy.

8.5 Qualifications of Trustee

No Person shall at any time be eligible to be appointed as a Trustee pursuant to Section 8.4, or to act as a Trustee at any time, other than a corporation incorporated under the laws of Canada or of a province thereof which is not a Non-Resident. Such Trustee must at all times be registered under the laws of the Province of Alberta to carry on the business of a trust company and must have undertaken in writing to discharge all of the obligations and responsibilities of the Trustee under this Deed. The Trustee is not required to hold Trust Units.

8.6 Remuneration of the Trustee

The Trustee, in its capacity as trustee, shall be entitled to such fees or other reasonable remuneration as shall be agreed by the Trustee and the board of directors of Petrowest GP from time to time.

8.7 Payment of Remuneration

Any fees or other remuneration payable to the Trustee under Section 8.6 shall be paid out of the Income of the Trust and, to the extent that the Income of the Trust shall be insufficient, out of the Trust Assets.

8.8 Trustee to Act as Principal

Except as otherwise set forth herein, in the exercise or purported exercise of any of its powers hereunder and in the performance or purported performance of any of the obligations imposed upon, or undertaken by, the Trustee pursuant to this Deed of Trust, the Trustee shall act

as a principal on behalf of the Trust and shall not be the agent of all or any of the Unitholders or of any other Person.

8.9 Liability to Third Parties

All acts done, written instruments executed and all obligations and liabilities incurred by or on behalf of the Trustee or by any person who is an officer, employee or agent of the Trustee, in the performance of the responsibilities, powers and authorities of the Trustee hereunder, shall be conclusively taken to have been done, executed or incurred only by or on behalf of the Trustee in its capacity as trustee.

8.10 Officers

The Trustee may, from time to time at the direction of Petrowest GP, appoint one or more officers of the Trust and, without prejudice to rights under any employment contract, may remove any officer of the Trust. The powers and duties of each officer of the Trust shall be those determined from time to time by the Trustee and, in the absence of such determination, shall be those usually applicable to the office held. A majority of the officers shall not be Non-Residents.

8.11 Continuing Obligations of the Trust

Upon the Trustee ceasing to hold office as provided in this Article VIII, the Trustee shall cease to be a party to this Deed of Trust; provided however, that the Trustee shall continue to be entitled to payments of any amounts owing by the Trust to the Trustee which had accrued prior to the Trustee ceasing to hold office and provided further that the Trustee and each of its directors, officers, employees, shareholders and agents shall continue to be entitled to the benefit of any indemnity and limitation of liability provisions contained in this Deed.

8.12 Vesting in Successor Trustee

The title to any part of the Trust Assets held by any Trustee who is no longer in office shall vest (subject to all mortgages, charges and other security interests granted, created or assumed by the Trustee no longer in office) forthwith in any successor Trustee, without further act or formality, but in any event, if requested, any Trustee which ceases to act hereunder shall execute all instruments and do all acts necessary to vest such title as it may have had in the Trust Assets in any successor Trustee of record, without court accounting or further act or formality.

8.13 Vacancies

No vacancy of the office of the Trustee shall operate to annul this Declaration of Trust or affect the continuity of the Trust.

8.14 Validity of Acts

Any act of a Trustee is valid notwithstanding any irregularity in the appointment of the Trustee or a defect in the qualifications of the Trustee.

ARTICLE IX
CONCERNING THE TRUSTEE

9.1 Powers of the Trustee

(a) Subject to the terms and conditions of this Deed of Trust, the Trustee may exercise from time to time in respect of the Trust Assets and the investments and affairs of the Trust any and all rights, powers and privileges that could be exercised by the legal and beneficial owner of those assets.

(b) Subject to the specific limitations contained in this Deed of Trust and any delegation of powers made to Petrowest GP and permitted hereunder, the Trustee shall have, without further or other action or consent, and free from any power or control on the part of the Unitholders, full, absolute and exclusive power, control and authority over the Trust Assets and over the affairs of the Trust to the same extent as if the Trustee was the sole and absolute beneficial owner of the Trust Assets in its own right, to do all acts and things as in its sole judgment and discretion are necessary or incidental to, or desirable for, carrying out the trust created under this Deed of Trust. In construing the provisions of this Deed of Trust, the presumption shall be in favour of the powers and authority granted to the Trustee. The enumeration of any specific power or authority in this Deed of Trust shall not be construed as limiting the general powers or authority or any other specified power or authority conferred in this Deed of Trust on the Trustee. To the maximum extent permitted by Applicable Law, the Trustee shall, in carrying out investment activities, not be in any way restricted by the provisions of the laws of any jurisdiction limiting or purporting to limit investments which may be made by trustees. Without limiting the generality of the foregoing, but subject to any express limitations contained in this Deed of Trust, the Trustee may make any investments without being required to adhere to all of or any particular portion of the investment criteria or diversification requirements set forth in the *Trustee Act* (Alberta), as amended from time to time, and may delegate management and authority to discretionary managers of investment funds as the Trustee in its discretion determines appropriate.

9.2 Specific Powers and Authorities of the Trustee

Subject only to the express limitations contained in this Deed of Trust and in addition to any other powers and authorities conferred by this Deed of Trust or which the Trustee may have by virtue of any Applicable Law, the Trustee, without any action or consent by the Unitholders shall have, and may exercise at any time and from time to time, the following powers and authorities which may or may not be exercised by the Trustee in its sole judgment and discretion and in such manner and upon such terms and conditions as it may from time to time determine proper:

(a) to supervise the activities and manage the investments and affairs of the Trust;

(b) to manage the Trust Assets;

(c) to maintain records and provide reports to Unitholders;

(d) to collect, sue for and receive all sums of money or other property due to the Trust and to engage in, intervene in, prosecute, join, defend, compromise, abandon or adjust, by arbitration or otherwise, any actions, suits, proceedings, disputes, claims, demands or other litigation relating to the Trust, the assets of the Trust or the Trust's affairs, to enter into agreements therefor, whether or not any suit is commenced or claim accrued or asserted and, in advance of any controversy, to enter into agreements regarding the arbitration, adjudication or settlement thereof; provided that prior to taking any such action, the Trustee may require from Petrowest GP a specific indemnity in relation thereto and funding with respect to the expenses or costs associated with such action. The Trustee shall in any event be reimbursed by the Trust out of the Trust Assets, and failing same by Petrowest GP, for all costs and expenses incurred in respect of the matters provided for in this subsection;

(e) to open, operate and close accounts and other similar credit, deposit and banking arrangements and to negotiate and sign banking and financing contracts and agreements;

(f) to determine conclusively the allocation to capital, income or other appropriate accounts of all receipts, expenses and disbursements;

(g) to make or cause to be made application for the listing or quotation on any stock exchange or market of Trust Units, and to do all things which in the opinion of the Trustee may be necessary or desirable to effect or maintain any listing or quotation;

(h) to determine conclusively the value of any or all of the Trust Assets from time to time and, in determining that value, to consider any information and advice as the Trustee in its sole judgment, may deem material and reliable;

(i) to issue Trust Units, Special Voting Units or convertible securities for such consideration as the Trustee may deem appropriate in its sole discretion;

(j) to enter into any agreement or instrument to create or provide for the issue of Trust Units (including any firm or best efforts underwriting agreement), to cause those Trust Units to be issued for any consideration as the Trustee, in its sole discretion, may deem appropriate and to do all things and prepare and sign all documents to qualify those Trust Units for sale in whatever jurisdictions they will be sold or offered for sale;

(k) to effect payment of distributions to the Unitholders as provided in Article V but not contrary to any provisions of any subordination agreement, or the terms of the Notes or the subordination provisions of the Note Indenture;

(l) to invest any and all funds and monies of the Trust in the manner set forth in Article IV;

(m) to invest, hold shares, units, beneficial interests, partnership interests, joint venture interests or other interests or Securities in any of the Persons described in Sections 4.1(b) and (c) necessary or useful to carry out the purpose of the Trust and exercise all rights pertaining to such interests;

(n) to possess and exercise all the rights, powers and privileges pertaining to the ownership of any Securities comprising the Trust Assets (including the Notes) to the same extent that an individual might, unless otherwise limited herein, and, without limiting the generality of the foregoing, to vote or give any consent, request or notice, or waive any notice, either in person or by proxy or power of attorney, with or without power of substitution, to one or more Persons, which proxies and powers of attorney may be for meetings or actions generally or for any particular meeting or action and may include the exercise of discretionary power;

(o) subject to Section 9.4, to sell, transfer, assign and convey, for and on behalf of the Trust, all or any portion of the Trust Assets on such terms and conditions as the Trustee shall deem to be in the best interests of the Unitholders;

(p) where reasonably required, to engage or employ on behalf of the Trust any Persons as agents, representatives, employees, independent contractors or administrators (including, without limitation, investment advisors, registrars, underwriters, accountants, lawyers, appraisers, brokers or otherwise) in one or more capacities;

(q) except as prohibited by Applicable Law, to delegate any of the powers and duties of the Trustee to Petrowest GP or any one or more agents, representatives, officers, employees, independent contractors, administrators or other Persons without liability to the Trustee, except as provided in this Deed of Trust;

(r) to arrange for insurance contracts and policies insuring the Trust, the Trust Assets, the business of Petrowest GP or any direct or indirect subsidiary and/or any or all of the Trustee or the Unitholders, including against any and all claims and liabilities of any nature asserted by any Person arising by reason of any action alleged to have been taken or omitted by the Trust or by the Trustee or Unitholders or otherwise;

(s) to cause legal title to any of the Trust Assets to be held by and/or in the name of the Trustee, or, except as prohibited by law, by and/or in the name of the Trust or any other custodian or Person, on such terms, in such manner, with such powers in such Person as the Trustee may determine and with or without disclosure that the Unitholders, the Trust or the Trustee is interested therein, provided however that should legal title to any of the Trust Assets be held by and/or in the name of any Person or Persons other than the Trustee or the Trust, the Trustee shall require such Person or Persons to execute a trust agreement acknowledging that legal title to such assets is held in trust for the benefit of the Unitholders;

(t) without limit as to amount, to borrow money or otherwise obtain credit in the name of the Trust from time to time, from any Person for the purpose of carrying out the business or any other purposes of the Trust and for such purpose to draw, make, execute and issue loan agreements, promissory notes, debentures, convertible debentures, notes or similar debt securities and other negotiable and non-negotiable instruments and evidences of indebtedness (any or all of which may contain limitations or restrictions on payments, transfers, distributions or dispositions, secure the payment of sums so borrowed or indebtedness incurred and mortgage, pledge, assign or grant a priority interest in any money owing to the Trust or engage in any other means of financing the Trust);

(u) without limit as to amount, to lend funds to any Person including, without limitation, Petrowest GP, in such manner and for such purposes as have been and may be approved and determined to be in the best interests of the Unitholders by the Trustee, acting on the advice of counsel where reasonably considered necessary;

(v) to guarantee, indemnify or act as a surety with respect to the payment or performance of any indebtedness, liabilities or obligations of any kind of Person including, without limitation, Petrowest GP, or any affiliate or the Trust and, if required, to pledge Securities of such Person as security for such guarantee or indemnity;

(w) to enter into any subordination, postponement or priority agreement on behalf of the Trust with any lender or creditor to any Person, including Petrowest GP or any affiliate of the Trust, pursuant to which, among other things, the Trust may agree to subordinate and postpone its debt, security or any right to receive any income from any Person;

(x) to charge, mortgage, hypothecate, pledge or assign on behalf of the Trust, or grant any security interest, lien or encumbrance over or with respect to, all or any portion of the currently owned or subsequently acquired Trust Assets for any purpose, including to secure any monies borrowed or other liabilities or obligations of the Trust or to secure any guarantee granted by the Trust;

(y) to subdivide or consolidate from time to time the issued and outstanding Trust Units;

(z) to use its reasonable commercial efforts to ensure that (i) the Trust qualifies at all times as a "mutual fund trust" pursuant to subsection 132(6) of the Tax Act and (ii) the Trust Units will not be "foreign property" within the meaning of Part XI of the Tax Act if the Tax Act contains restrictions on the cost amount of foreign property which may be held by Persons subject to tax under Part XI of the Tax Act; for greater certainty, in order to fulfil its obligations to ensure the Trust maintains its status as a "mutual fund trust" for purposes of the Tax Act having regard, *inter alia*, to the provisions of subsection 132(7) of the Tax Act, the Trustee and Petrowest GP shall have the right to require Unitholders to sell Trust

Units, to require Unitholders to provide evidence of their status as a resident of Canada for the purposes of the Tax Act or a Non-Resident, to suspend the voting rights and/or distribution rights attaching to Trust Units held by Unitholders who refuse to comply with a notice requiring them to sell Trust Units or provide evidence of their status as a resident of Canada for the purposes of the Tax Act or a Non-Resident, and to sell, on behalf of such Unitholders, their Trust Units and to pay to them only the net proceeds of such sale;

(aa) in addition to the mandatory indemnification provided for in Section 9.9, to the extent permitted by Applicable Law, to indemnify, or enter into agreements with respect to the indemnification of, any Person with whom the Trust has dealings including, without limitation, the Trustee, the Depository or the Transfer Agent or escrow agent, to such extent as the Trustee shall determine;

(bb) to pay all taxes or assessments, of whatever kind or nature, whether within or outside Canada, imposed upon or against the Trustee in connection with the Trust Assets, the undertaking of the Trust or Income of the Trust, or imposed upon or against the Trust Assets, the undertaking of the Trust or Income of the Trust, or any part thereof, and to settle or compromise disputed tax liabilities and for the foregoing purposes to make such returns, take such deductions, and make such designations, elections and determinations in respect of Income of the Trust or Net Realized Capital Gains distributed to Unitholders in the year and any other matter as shall be permitted under the Tax Act (provided that to the extent necessary the Trustee will seek the advice of the Trust's counsel or the Auditors), and do all such other acts and things as may be deemed by the Trustee in its sole discretion to be necessary, desirable or convenient;

(cc) to vote in favour of the adoption by the Trust of a Unitholders' rights plan which plan will be effective as at the date of such adoption if the Trustee upon the recommendation of Petrowest GP determines in good faith that such action is appropriate. Such Unitholder rights plan shall terminate on the date which is six months from the date of such adoption unless ratified and confirmed by the Unitholders in accordance with this Deed of Trust;

(dd) to make, execute, acknowledge and deliver any and all deeds, contracts, waivers, releases or other documents of transfer and any and all other instruments in writing necessary (including tax elections or designations) or proper for the accomplishment of any of the powers granted to the Trustee under the terms of this Deed of Trust;

(ee) to prepare and file on behalf of the Trust, or cause to be prepared and filed on behalf of the Trust, an election on U.S. Internal Revenue Service Form 8832 (Entity Classification Election) to classify the Trust as an association taxable as a corporation for U.S. federal income tax purposes, as permitted by Section 7701 of the U.S. Internal Revenue Code and U.S. Treasury Regulations Section 301.7701-3(c);

(ff) to do all such other acts and things as are incidental to the foregoing, and to exercise all powers which are necessary or useful to carry on the purpose and activities of the Trust, to promote any of the purposes for which the Trust is formed and to carry out the provisions of this Deed of Trust including, without limitation, the negotiation and execution of the Administration Agreement.

The Trustee shall have the power to prescribe any form provided for or contemplated by this Deed of Trust and the Trustee may make, adopt, amend or repeal regulations containing provisions relating to the conduct of the affairs of the Trust not inconsistent with Applicable Law or with this Deed of Trust (the "**Trustee's Regulations**"). The Trustee shall also be entitled to make any reasonable decisions, designations or determinations not contrary to this Deed of Trust which it may determine is necessary or desirable in interpreting, applying or administering this Deed of Trust or in administering, managing or operating the Trust. Any Trustee's Regulations, decisions, designations or determinations made pursuant to this section shall be conclusive and binding upon all Persons affected thereby. The Trustee shall, except as may be prohibited by Applicable Law, have the right to delegate authority for the above referenced matters to a manager or administrator, including to Petrowest GP, where the Trustee determines in its sole discretion that such delegation is desirable to effect the administration of the duties of the Trustee under the Deed of Trust. The Trustee may also delegate powers for management of the day-to-day affairs of the Trust provided that delegation is not inconsistent with this Deed of Trust.

9.3 Voting of Securities Held by the Trust

The Securities (including the Notes) held from time to time by the Trustee as part of the Trust Assets may and shall be voted by the Trustee at any and all meetings of securityholders of such Persons in which the Trust holds Securities, at which the holders of such Securities are entitled to vote, provided that the Unitholders will be entitled to pass a resolution by a majority of votes that will bind the Trust when the Shares of Petrowest GP held or controlled (directly or indirectly) by the Trust are voted to cause the election or removal of nominees of the Trust to serve as directors of Petrowest GP. The Trustee shall not be entitled to vote such securities without seeking the direction and instructions from Unitholders, and the Trustee shall seek such direction and instruction whenever such Shares are entitled to vote for such members of the Board of Directors or on other matters where a resolution of Unitholders would bind the Trust or the Trustee.

9.4 Restrictions on Trustee's Powers

Notwithstanding Section 9.2, the Trustee may not, at any time following the Closing Date, under any circumstances whatsoever authorize:

(a) any amalgamation, arrangement or other merger of Business Trust, Business Trustee, Petrowest GP, or Acquisitionco or any subsidiary thereof with any other Person, other than any amalgamation, arrangement or other merger of Petrowest GP with one or more direct or indirect wholly-owned subsidiaries of the Trust or in conjunction with an internal reorganization with an affiliate or subsidiary of Petrowest GP;

(b) any sale or disposition of any Notes held by the Trust or any other sale, lease or exchange of all or substantially all of the Trust Assets, except pursuant to: (i) an *In Specie* Redemption under Section 6.5, (ii) any security granted under Section 9.2(x), or (iii) any internal reorganization as a result of which the Trust has the same interest, whether direct or indirect, in the assets of the Trust as the interest, whether direct or indirect, that it had prior to the reorganization or where any such sale, lease or exchange is effected between or among the Trust and any one or more of:

(i) Petrowest GP;

(ii) any other corporation, partnership, firm or other form of entity or organization that is directly or indirectly wholly-owned by the Trust;

(iii) any trust or trusts, the sole beneficiaries of which are the Trust and/or any of the Persons referred to in (i) and (ii) above; and

(iv) any partnership, the only partners of which are Persons referred to in (i) to (iii) above;

(c) any sale, lease or exchange of all or substantially all of the assets of Business Trust, Business Trustee, Petrowest GP or any subsidiary thereof, except pursuant to any security granted by Petrowest GP, pursuant to any internal reorganization with an affiliate or subsidiary of Petrowest GP, or where any such sale, lease or exchange is effected between or among any one or more of:

(i) the Trust;

(ii) Petrowest GP;

(iii) any other corporation, partnership, firm or other form of entity or organization that is directly or indirectly wholly-owned by the Trust;

(iv) any trust or trusts, the sole beneficiaries of which are the Trust and/or any of the Persons referred to in (i) to (iii) above; and

(v) any partnership, the only partners of which are Persons referred to in (i) to (iv) above; or

(d) any amendment to the articles of Petrowest GP to change its authorized share capital or otherwise amend its constating documents in a manner which may be prejudicial to the Trust;

(e) for so long as there are any Subordinated Units outstanding, the issuance and distribution of additional Priority Units or rights to subscribe therefor or other property or assets to all or substantially all of the Priority Unitholders, nor subdivide, reduce, consolidate, reclassify or otherwise change the rights, privileges or other terms of the Priority Units, unless the same or an equivalent

distribution on, or change to the Subordinated Units (or in the rights of the holders thereof) is made simultaneously; or

(f) for so long as there are any Priority Units outstanding, the issuance and distribution of additional Subordinated Units or rights to subscribe therefor or other property or assets to all or substantially all of the Subordinated Unitholders, nor subdivide, reduce, consolidate, reclassify or otherwise change the rights, privileges or other terms of the Subordinated Units, unless the same or an equivalent distribution on, or change to the Priority Units (or in the rights of the holders thereof) is made simultaneously;

in each case, without the approval of the Unitholders by Special Resolution at a meeting of Unitholders called for that purpose.

9.5 Banking

The banking activities of the Trust, or any part thereof, shall be transacted with such bank, trust company, or other firm or corporation carrying on a banking business as the Trustee may designate, appoint or authorize from time to time and all such banking activities, or any part thereof, shall be transacted on the Trust's behalf by one or more officers of the Trust, Petrowest GP or the Trustee as the Trustee may designate, appoint or authorize from time to time including, but without restricting the generality of the foregoing, the operation of the Trust's accounts; the making, signing, drawing, accepting, endorsing, negotiation, lodging, depositing or transferring of any cheques, promissory notes, drafts, acceptances, bills of exchange and orders for the payment of money; the giving of receipts for orders relating to any property of the Trust; the execution of any agreement relating to any property of the Trust; the execution of any agreement relating to any such banking activities and defining the rights and powers of the parties thereto; and the authorizing of any officer of such banker to do any act or thing on the Trust's behalf to facilitate such banking activities.

9.6 Standard of Care and Duties

The Trustee shall act honestly and in good faith with a view to the best interests of the Trust and the Unitholders and, in connection therewith, shall exercise the degree of care, diligence and skill that a reasonably prudent trustee would exercise in comparable circumstances. Unless otherwise required by Applicable Law, the Trustee and any officers of the Trust shall not be required to give bond surety or security in any jurisdiction for the performance of any duties or obligations hereunder. The Trustee, in its capacity as trustee, shall not be required to devote its entire time to the investments, business or affairs of the Trust.

9.7 Fees and Expenses

The Trustee shall be paid by Petrowest GP out of the Income of the Trust and, to the extent that the Income of the Trust shall be insufficient, out of the Trust Assets, such fees as may be agreed upon from time to time by Petrowest GP and the Trustee within 30 days after the date of any invoice in respect thereof. The Trustee may pay or cause to be paid reasonable fees, costs, charges and expenses incurred in connection with the administration and management of the Trust, including (without limitation) fees of auditors, lawyers, appraisers and other agents,

consultants and professional advisors employed by or on behalf of the Trust and the cost of reporting or giving notices to Unitholders. All costs, charges and expenses properly incurred by the Trustee on behalf of the Trust shall be payable by Petrowest GP out of the Income of the Trust and, to the extent that the Income of the Trust shall be insufficient, out of the Trust Assets within 30 days after the date of any invoice in respect thereof. The Trustee shall have a lien on the Trust Assets (which shall have priority over the interests of the Unitholders pursuant hereto) to enforce payment of the fees, costs, charges, expenses and other amounts payable or reimbursable to the Trustee by Petrowest GP out of the Trust Assets.

9.8 Limitations on Liability of Trustee

Neither the Trustee nor any of its directors, officers, employees, shareholders or agents (excluding Petrowest GP) shall be liable to any Unitholder for any action taken or not taken in good faith in reliance on any documents that are, *prima facie*, properly executed; any depreciation of, or loss to, the Trust incurred by reason of the sale of any asset; the loss or disposition of monies or Securities; or any other action or failure to act including, without limitation, the failure to compel in any way any former Trustee to redress any breach of trust or any failure by Petrowest GP or any other Person to perform the duties allocated to it under Sections 10.2 and 10.5 hereof or delegated to it under the Administration Agreement or any failure by Petrowest GP to pay monies owed to the Trust, unless and to the extent any of the foregoing arise principally and directly and of the gross negligence, willful default or fraud of the Trustee or any of its director, officers, employees, shareholders or agents or except for a breach of Section 9.4. If the Trustee has retained an appropriate expert, advisor or legal counsel with respect to any matter connected with its duties under this Deed of Trust, the Trustee may act or refuse to act based on the advice of such expert, advisor or legal counsel and, notwithstanding any provision of this Deed of Trust, including, without limitation, the standard of care, diligence and skill set out in Section 9.6, the Trustee shall not be liable for any action or refusal to act based on the advice of any such expert, advisor or legal counsel that it is reasonable to conclude is within the expertise of such expert, advisor or legal counsel to give.

Subject to the standard of care set forth in Section 9.6, neither the Trustee nor any of its directors, officers, employees, shareholders or agents (excluding Petrowest GP) shall be subject to any liability whatsoever in tort, contract or otherwise, in connection with the Trust Assets or the affairs of the Trust, including in respect of any loss or diminution in value of any Trust Assets, to the Trust or to the Unitholders or to any other person for anything done or permitted to be done by the Trustee. The Trustee shall not be subject to any personal liability for any debts, liabilities, obligations, claims, demands, judgments, costs, charges or expenses against or with respect to the Trust arising out of anything done or permitted or omitted to be done in respect of the execution of the duties of the office of Trustee for or in respect to the affairs of the Trust. No property or assets of the Trustee will be subject to any levy, execution or other enforcement procedure with regard to any obligations under this Deed of Trust or under any other related agreements. No recourse may be had or taken, directly or indirectly, against the Trustee or against any incorporator, shareholder, director, officer, employee or agent of the Trustee or any successor of the Trustee. The Trust shall be solely liable therefor and resort shall be had solely to the Trust Assets for payment or performance thereof. In the exercise of the powers, authorities or discretion conferred upon the Trustee under this Deed of Trust, the Trustee is and shall be conclusively deemed to be acting as trustee of the Trust Assets.

9.9 Indemnification of Trustee

The Trust (to the extent of the Trust Assets) is liable to, and shall indemnify and save harmless the Trustee and each of its directors, officers, employees, shareholders and agents and each of their respective heirs, personal representatives, successors and assigns (collectively, the "**Indemnified Parties**") in respect of:

(a) any liability and all losses, damages, costs, charges and expenses sustained or incurred in respect of any action, suit or proceeding that is proposed or commenced against the Trustee or against any of such directors, officers, employees, shareholders or agents, as the case may be, for or in respect of any act, omission or error in respect of the Trust and the Trustee's execution of all duties and responsibilities and exercise of all powers and authorities pertaining thereto;

(b) any liability and all losses, damages, costs, charges and expenses sustained or incurred in respect of any action, suit or proceeding that is proposed or commenced against the Trustee or against such directors, officers, employees, shareholders or agents, as the case may be, in respect of Petrowest GP's providing or omitting to provide service to the Trust or otherwise performing obligations, in each case pursuant to the Administration Agreement or as delegated or otherwise contemplated hereunder;

(c) all other costs, charges, taxes, penalties and interest in respect of unpaid taxes or other tax matters; and

(d) all other expenses and liabilities sustained or incurred by the Trustee in respect of the administration or termination of the Trust;

in each case, including the aggregate amount paid in reasonable settlement of any actions, suits, proceedings, investigations or claims and the reasonable fees and expenses of counsel to the indemnified parties that may be incurred in obtaining advice with respect to and defending any action, suit, proceeding, investigation or claim that may be made or threatened against any Indemnified Party, or that may be incurred in enforcing this indemnity, unless and to the extent any of the foregoing arise principally and directly out of the gross negligence, willful default or fraud of the Trustee or any of its directors, officers, employees, shareholders or agents, in either case the provisions of this Section 9.9 shall not apply. An indemnified party shall not be entitled to satisfy any right of indemnity or reimbursement granted herein, or otherwise existing under applicable law, except out of the Trust Assets, and no Unitholder or other trustee or former Trustee shall be personally liable to any person with respect to any claim for such indemnity or reimbursement as aforesaid.

9.10 Environmental Indemnity

The Trust (to the extent of the Trust Assets) is liable to, and shall indemnify and save harmless, the Trustee, its directors, officers, employees, shareholders and agents, and all of their heirs, personal representatives, successors and assigns against any loss, expense, claim, charge, damage, penalty, liability or asserted liability (including absolute or strict liability and costs and expenses of abatement and remediation of spills or releases of contaminants and liabilities of the

Indemnified Parties to third parties, including governmental agencies, in respect of death, bodily injuries, property damage, damage to or impairment of the environment or any other injury or damage and including liabilities of the Indemnified Parties, or any of them, to third parties for the third parties' foreseeable and unforeseeable consequential damages) incurred as a result of:

(a) the administration of the Trust created hereby; or

(b) the exercise by the Trustee of any rights or obligations hereunder;

and which result from or relate, directly or indirectly, to:

(c) the presence or release or threatened presence or release of any contaminants, by any means or for any reason, on or in respect of the Trust Assets, whether or not such presence or release or threatened presence or release of the contaminants was under the control, care or management of the Trust, Petrowest GP, a subsidiary or an affiliate of the Trust or of a previous owner or operator of an oil and natural gas property comprising the Trust Assets or any other Person;

(d) any contaminant present on or released from any property adjacent to or in the proximate area of an oil and natural gas property comprising the Trust Assets;

(e) the breach or alleged breach of any federal, provincial or municipal environmental law, regulation, bylaw, order, rule or permit by the Trust, Petrowest GP, a subsidiary or an affiliate of the Trust or an owner or operator of an oil and natural gas property comprising the Trust Assets; or

(f) any misrepresentation or omission of a known fact or condition made by the Trust, Petrowest GP, a subsidiary or an affiliate of the Trust or any other Person relating to any oil and natural gas property comprising the Trust Assets.

For the purpose of this Section 9.10, "liability" shall include: (i) liability of an Indemnified Party for costs and expenses of abatement and remediation of spills and releases of contaminants; (ii) liability of an Indemnified Party to a third party to reimburse the third party for death, bodily injuries, property damage and other injuries or damages which the third party suffers, including (to the extent, if any, that the Indemnified Party is liable therefor) foreseeable and unforeseeable consequential damages suffered by the third party; and (iii) liability of the Indemnified Party for damage to or impairment of the environment.

Notwithstanding the foregoing, the Trust shall not be liable to indemnify an Indemnified Party against any loss, expense, claim, liability or asserted liability to the extent resulting from a breach of the Trustee's standard of care as set out in Section 9.6 or from the gross negligence, willful default or fraud of the Indemnified Party (or with respect to the heirs, personal representatives, successors or assigns of an Indemnified Party, the gross negligence, willful default or fraud of such Indemnified Party). An indemnified party shall not be entitled to satisfy any right of indemnity or reimbursement granted herein, or otherwise existing under applicable law, except out of the Trust Assets, and no Unitholder or other trustee or former Trustee shall be personally liable to any person with respect to any claim for such indemnity or reimbursement as aforesaid.

9.11 Conditions Precedent

The obligation of the Trustee to commence or continue any act, action, suit or proceeding or to represent the Trust in any action, suit or proceeding shall be conditional upon sufficient funds being available to the Trustee from the Trust Assets to commence or continue such act, action, suit or proceeding or to represent the Trust in any action, suit or proceeding and an indemnity reasonably satisfactory to the Trustee to protect and hold harmless the Trustee against the costs, charges and expenses and liabilities to be incurred therein and any loss and damage they may suffer by reason thereof. None of the provisions contained in this Deed of Trust shall require the Trustee to expend or risk its own funds or otherwise incur financial liability in the performance of its duties or in the exercise of any of its rights or powers unless it is given an indemnity and funding satisfactory to the Trustee, acting reasonably.

9.12 Reliance Upon Trustee and Officers

Any Person dealing with the Trust in respect of any matters pertaining to the Trust Assets and any right, title or interest therein or to the Trust or to Securities of the Trust shall be entitled to rely on a certificate, statutory declaration or resolution executed or certified by the Trustee or any officer of Petrowest GP as to the capacity, power and authority of the Trustee or any Person to act for and on behalf of and in the name of the Trust. No Person dealing with the Trustee or any officer of the Trust shall be bound to see the application of any funds or property passing into the hands or control of the Trustee or any officer of the Trust. The receipt of the Trustee or officer of the Trust for monies or other consideration shall be binding upon on the Trust.

9.13 Survival of Indemnities

All indemnities, all limitations of liability and all other provisions for the protection of the Trustee provided for in this Deed of Trust shall survive the termination of this Deed of Trust under Article XIV and the removal or resignation of the Trustee under Article VIII.

9.14 Trustee May Have Other Interests

Subject to Applicable Laws, and without affecting or limiting the duties and responsibilities or the limitations and indemnities provided in this Deed of Trust, the Trustee is hereby expressly permitted to:

(a) be an associate or an affiliate of a Person from or to whom the Trust Assets have been or are to be purchased or sold;

(b) be, or be an associate or an affiliate of a Person with whom the Trust, Petrowest GP or a subsidiary or an affiliate of the Trust contracts or deals or which supplies services or extends credit to the Trust, Petrowest GP or a subsidiary or an affiliate of the Trust;

(c) acquire, hold and dispose of, either for its own account or the accounts of its customers, any assets not constituting part of the Trust Assets, even if such assets are of a character which could be held by the Trust and exercise all rights of an owner of such assets as if it were not a trustee;

(d) carry on its business as a trust company in the usual course while it is the Trustee, including the rendering of trustee or other services to other trusts and other persons for gain, including other trusts with whom the Trust, Petrowest GP or a subsidiary or an affiliate of the Trust may enter into any transaction; and

(e) derive direct or indirect benefit, profit or advantage from time to time as a result of dealing with the Trust or the relationships, matters, contracts, transactions, affiliations or other interests stated in this Section 9.14 without being liable to the Trust or any Unitholder for any such direct or indirect benefit, profit or advantage.

Subject to Applicable Laws, none of the relationships, matters, contracts, transactions, affiliations or other interests permitted above shall be, or shall be deemed to be or to create, a material conflict of interest with the Trustee's duties hereunder.

ARTICLE X
DELEGATION OF POWERS

10.1 General Delegation of Powers

(a) Except as prohibited by Applicable Law, the Trustee may delegate to Petrowest GP pursuant to the Administration Agreement such authority as the Trustee may in its sole discretion deem necessary or desirable to effect the administration of the duties of the Trustee under this Deed of Trust, without regard to whether such authority is normally granted or delegated by trustees. In accordance with the foregoing, the Trustee may grant broad discretion to Petrowest GP to administer and manage the day-to-day operations of the Trust, to act as agent for the Trust, to execute documents on behalf of the Trust and to make executive decisions for and on behalf of the Trust. Petrowest GP shall have the powers and duties delegated thereto or otherwise expressly provided for herein and in any administration or management agreement (including the Administration Agreement) including, without limitation, the power to retain and instruct such appropriate experts or advisors to perform those duties and obligations granted or delegated to Petrowest GP which it is not qualified to perform (and Petrowest GP shall notify the Trustee of the name of the Person or Persons retained or instructed and the terms and conditions thereof). The Trust is hereby authorized to enter into, with Petrowest GP, the Administration Agreement and, subject to the terms of this Deed of Trust, any other contract with Petrowest GP relating to Petrowest GP's authority, term of appointment, compensation and any other matters deemed desirable by the Trustee.

(b) The Trustee may enter into the Administration Agreement and, subject to Section 9.4, any other contract with Petrowest GP relating to the Trustee's delegation of its duties hereunder to Petrowest GP, and pertaining to Petrowest GP's authority, term of appointment, compensation and any other matters deemed desirable by the Trustee.

10.2 Public Disclosure Documents

Notwithstanding anything to the contrary contained herein, the Trustee shall not have any liability or responsibility in respect of prospectuses, offering memoranda, rights offering circulars, other offering documents, financial statements, management's discussion and analysis, annual information forms, proxy or information circulars, takeover bid or issuer bid circulars, material change reports, business acquisition reports, press releases or other public disclosures or filings required by law or the rules or policies of securities regulatory authorities or stock exchanges, or any agreements or documents relating thereto (including, without limitation, stock exchange related matters, underwriting agreements and indemnity agreements and ancillary matters). Such matters shall be the sole and exclusive responsibility of Petrowest GP upon its agreement to be bound by this Deed of Trust, not by way of a delegation but by way of an allocation of responsibilities under this Deed of Trust and upon its agreement to be bound by this Deed of Trust. Petrowest GP acknowledges such responsibilities and agrees that, in respect thereof, it shall carry out its functions honestly, in good faith and in the best interests of the Trust and the Unitholders and, in connection therewith, shall exercise that degree of care, diligence and skill that a reasonably prudent person would exercise in comparable circumstances. In furtherance thereof, where certification is required under Applicable Laws, Petrowest GP (which may authorize any directors or officers of Petrowest GP to do so) following its agreement to be bound by this Deed of Trust shall execute such certification on behalf of the Trust and shall not seek to have any certification on behalf of the Trust by the Trustee.

10.3 Sub-Delegation

In respect to any delegation by the Trustee of any of its powers and authorities, as permitted hereunder, to any Person whomsoever, the Trustee, in its absolute discretion, shall be permitted to authorize a delegate to further sub-delegate any such powers and authorities.

10.4 Liability of Trustee

The Trustee shall have no liability or responsibility for any acts or omissions of Petrowest GP (or any sub-delegate thereof) arising hereunder or under the Administration Agreement and the Trustee, in delegating to and relying upon Petrowest GP, or any sub-delegate thereof (as the case may be), shall be deemed to have complied with its obligations under Section 9.6 hereof.

10.5 Responsibilities of Petrowest GP

Petrowest GP shall exercise from time to time any and all rights, powers and privileges in relation to all matters relating to the maximization of Unitholder value in the context of a response to an offer for Trust Units or for all or substantially all of the Trust Assets or Petrowest GP or any subsidiary of Petrowest GP or the Trust including: (A) the implementation of any Unitholder rights plan either prior to or during the course of any such offer; (B) any defensive action either prior to or during the course of any such offer; (C) the preparation of any "Directors' Circular" in response to any such offer; (D) consideration on behalf of Unitholders and recommendations to Unitholders in response to any such offer; (E) any regulatory or court action in respect of any related matters; and (F) the carriage of all related an ancillary matters; and Petrowest GP accepts such responsibility and agrees that, in respect of such matters, it shall carry

out its functions honestly, in good faith and in the best interests of the Trust and the Unitholders and, in connection therewith, shall exercise that degree of care, diligence and skill that a reasonably prudent person would exercise in comparable circumstances. Petrowest GP may, and if directed by Petrowest GP in writing, the Trustee shall, execute any agreements on behalf of the Trust within the scope of the exercise of any such rights, powers or privileges; provided that notwithstanding the foregoing, the Trustee shall not be required to execute any "Directors' Circular" or any other public disclosure document. For greater certainty, the Trustee shall have no liability whatsoever for any of such actions, as they shall be exclusively within the authority of Petrowest GP.

10.6 Compliance

Petrowest GP shall be required to notify the Trustee in writing of any defaults hereunder or under the Administration Agreement of which it becomes aware, and to provide an annual compliance certificate in form and substance satisfactory to the Trustee, acting reasonably, with respect to the satisfaction of its obligations under this Deed of Trust and the Administration Agreement.

ARTICLE XI
AMENDMENT

11.1 Amendment

The provisions of this Deed of Trust, except where specifically provided otherwise, may only be amended by the Trustee with the consent of the Voting Unitholders evidenced by Special Resolution; provided that the provisions of this Deed of Trust may be amended by the Trustee, at any time and from time to time, without the consent, approval or ratification of the Voting Unitholders or any other Person:

(a) for the purpose of:

(i) ensuring continuing compliance by the Trust with Applicable Laws (including the Tax Act), regulations, requirements or policies of any Governmental Authority having jurisdiction over the Trustee or the Trust;

(ii) making amendments which, in the opinion of the Trustee, provides additional protection or added benefits for the Unitholders;

(iii) removing any conflicts or inconsistencies in this Deed of Trust or making minor changes or corrections including the correction or rectification of any ambiguities, defective provisions, errors, mistakes or omissions, which are, in the opinion of the Trustee, necessary or desirable and not prejudicial to the Unitholders;

(iv) making amendments which, in the opinion of the Trustee, are necessary or desirable in the interests of the Unitholders as a result of changes in

taxation laws or policies of any Governmental Authority having jurisdiction over the Trustee or the Trust;

(v) for any purpose (except one in respect of which a vote by Unitholders is specifically otherwise required) if the Trustee is of the opinion that the amendment is not prejudicial to Unitholders and is necessary or desirable; or

(vi) to provide for the electronic delivery by the Trust to the Unitholders of documents relating to the Trust (including annual and quarterly reports and financial statements and proxy-related materials) in accordance with Applicable Laws from time to time,

but, notwithstanding the foregoing, no such amendment shall be adopted which causes: (i) the Trust to fail to qualify as a "mutual fund trust" under the Tax Act or (ii) the Trust Units to constitute "foreign property" for purposes of the Tax Act if the Tax Act contains restrictions on the cost amount of foreign property which may be held by Persons subject to tax under Part XI of the Tax Act, without the consent of the Unitholders given as set out above. In addition, no such amendment shall modify the right to one vote per Trust Unit or reduce the fractional undivided interest in the Trust Assets represented by any Trust Unit without the consent of the holder of such Trust Unit and no amendment shall reduce the percentage of votes required to be cast at a meeting of the Unitholders for the purpose of this Section 11.1 or alter the acquisition provisions of Section 13.12 without the unanimous consent of the Unitholders. For greater certainty, the Trustee shall have no obligation to make any such determinations and the Trustee shall be entitled to rely on the advice and direction of Petrowest GP with respect thereto.

11.2 Notification of Amendment

As soon as shall be practicable after the making of any amendment pursuant to Section 11.1, the Trustee shall furnish written notification of the substance of the amendment to the Unitholders via press release.

ARTICLE XII
MEETINGS OF VOTING UNITHOLDERS

12.1 Annual and Special Meetings of Voting Unitholders

Annual meetings of the Voting Unitholders shall be called, commencing in 2007, on or before June 30 in each year or otherwise as required by Applicable Laws, at a time and at a place in Canada set by Petrowest GP. The business transacted at such meetings shall include the presentation of the audited consolidated financial statements of the Trust for the immediately preceding fiscal year, the direction of the Trustee as to the persons to be elected to the Board of Directors for the ensuing year, the appointment of Auditors for the ensuing year and the transaction of such other business as Voting Unitholders may be entitled to vote upon as hereinafter provided in this Article XII or as Petrowest GP may determine or as may be properly brought before the meeting. Special meetings of the Voting Unitholders may be called at any time by Petrowest GP and shall be called by Petrowest GP upon a written request of Voting

Unitholders holding in the aggregate not less than 5% of the Trust Units then outstanding, such request to be sent to Petrowest GP at the head office of the Trust specifying in reasonable detail the purpose or purposes for which such meeting is to be called. The chairman of any annual or special meeting shall be the Chairman of Petrowest GP or, in the absence of the chairman of Petrowest GP, any person appointed as chairman of the meeting by the Voting Unitholders present. The Trustee, the directors and officers of Petrowest GP, the Auditors and any other person approved by the Trustee or Petrowest GP, the chairman of the meeting or by resolution passed by a majority of the votes cast by Voting Unitholders represented at the meeting may attend meetings of the Voting Unitholders. Upon receiving the requisition described above, Petrowest GP will call a meeting of the Voting Unitholders to transact the business referred to in the requisition, unless:

(a) a record date for a meeting of Voting Unitholders has been fixed and notice thereof has been given to each stock exchange in Canada on which the Trust Units are listed for trading;

(b) Petrowest GP has called a meeting of Voting Unitholders and have given notice thereof pursuant to Section 12.2; or

(c) in connection with the business as stated in the requisition:

(i) it clearly appears that the matter covered by the requisition is: (1) submitted by the Voting Unitholder primarily for the purpose of enforcing a personal claim or redressing a personal grievance against the Trust, the Petrowest GP or the Unitholders, or (2) does not relate in a significant way to the business or affairs of the Trust;

(ii) the Trust, at the Voting Unitholder's request, included a matter covered by a requisition in an information circular relating to a meeting of the Voting Unitholders held within two years preceding the receipt of such request and the Voting Unitholder failed to present the matter, in person or by proxy, at the meeting;

(iii) substantially the same matter covered by the requisition was submitted to Voting Unitholders in an information circular relating to a meeting of the Voting Unitholders held within two years preceding the receipt of the Voting Unitholder's request and the matter covered by the requisition was defeated; or

(iv) the rights conferred by this Section 12.1 are being abused to secure publicity.

If Petrowest GP does not, within 21 days after receiving the requisition, call a meeting, any Unitholder who signed the requisition may call the meeting in accordance with the provisions of this Article XII, *mutatis mutandis*. If there is no Trustee, the directors or officers of Petrowest GP will promptly call a special meeting of the Voting Unitholders for the election of a successor Trustee, failing with any interested Person (including a Voting Unitholder) may apply to a court of competent jurisdiction to appoint a replacement Trustee. The phrase "**meeting of**

the Voting Unitholders" wherever it appears in this Deed of Trust will mean both annual meetings and any other meetings of the Voting Unitholders.

12.2 Notice of Meetings

Notice of all meetings of Voting Unitholders shall be given by unregistered mail, postage prepaid, addressed to each Voting Unitholder at his or her last address on the books of the Trust, mailed at least 21 days and not more than 60 days before the meeting, subject to Applicable Law. Such notice shall specify the time when, and the place where, such meeting is to be held and shall specify the nature of the business to be transacted at such meeting in sufficient detail to permit a Voting Unitholder to form a reasoned judgment thereon, together with the text of any Special Resolution, at the time of mailing of the notice, proposed to be passed. Any adjourned meeting, other than a meeting adjourned for lack of quorum under Section 12.3, may be held as adjourned without further notice. The accidental omission to give notice or the non-receipt of such notice by a Voting Unitholder shall not invalidate any resolution passed at any such meeting. Notwithstanding the foregoing, a meeting of Voting Unitholders may be held at any time without notice if all the Voting Unitholders are present or represented thereat or those not so present or represented have waived notice. Any Voting Unitholder (or a duly appointed proxy of a Voting Unitholder) may waive any notice required to be given under the provisions of this section, and such waiver, whether given before or after the meeting, shall cure any default in the giving of such notice.

12.3 Quorum

At any meeting of the Voting Unitholders, subject as hereinafter provided, a quorum shall consist of two or more individuals present in person either holding personally or representing as proxies not less in aggregate than 5% of the outstanding Trust Units and Special Voting Units. In the event of such quorum not being present at the appointed place on the date for which the meeting is called within 30 minutes after the time fixed for the holding of such meeting, the meeting, if called by request of Voting Unitholders, shall be terminated and, if otherwise called, shall stand adjourned to such day being not less than 14 days later and to such place and time as may be appointed by the chairman of the meeting. If at such adjourned meeting a quorum as above defined is not present, the Voting Unitholders present either personally or by proxy shall form a quorum, and any business may be brought before or dealt with at such an adjourned meeting which might have been brought before or dealt with at the original meeting in accordance with the notice calling the same.

12.4 Voting Rights of Unitholders

(a) Only Voting Unitholders of record shall be entitled to vote and each Trust Unit and Special Voting Unit shall entitle the holder or holders of that Trust Unit or Special Voting Unit to one vote on a poll vote at any meeting of Voting Unitholders. Every question submitted to a meeting, other than a Special Resolution, shall, unless a poll vote is demanded, be decided by a show of hands vote, on which every person present and entitled to vote shall be entitled to one vote. At any meeting of Voting Unitholders, any holder of Trust Units or Special Voting Units entitled to vote thereat may vote by proxy and a proxy need not be a

Voting Unitholder, provided that no proxy shall be voted at any meeting unless it shall have been received by the Transfer Agent for verification at least 24 hours prior to the commencement of such meeting or such earlier time as the chairman of the meeting may determine. When any Trust Unit of Special Voting Unit is held jointly by several persons, any one of them may vote at any meeting in person or by proxy in respect of such Trust Unit or Special Voting Unit, but if more than one of them shall be present at such meeting in person or by proxy, and such joint owners or their proxies so present disagree as to any vote to be cast, the joint owner present or represented whose name appears first in the register maintained pursuant to Section 13.4 shall be entitled to cast such vote.

(b) Voting Unitholders and may revoke a proxy by depositing an instrument in writing (which includes another proper form of proxy with a later date), at any time up to and including the last business day preceding the day of the meeting, or by depositing it with the chairman of the meeting on the day of the meeting.

(c) Notwithstanding Section 12.4(a), all Priority Unit Veto Matters and Subordinated Unit Veto Matters must be approved by a Special Resolution and by 66⅔% of the holders of Priority Units or Subordinated Units, as applicable, voted in respect of the matter.

12.5 Resolutions Binding the Trustee

Voting Unitholders shall be entitled to pass resolutions that will bind the Trustee or the Trust only with respect to the following matters:

(a) the removal of the Trustee as provided in Article VIII;

(b) the authorization of the matters set out in Section 9.4;

(c) the consent to amendments of this Deed of Trust proposed by the Trustee as provided in Section 11.1;

(d) the appointment of an Inspector as provided in Section 12.9;

(e) the termination of the Trust as provided in Section 14.2;

(f) the appointment or removal of Auditors as provided in Article XVII;

(g) the sale of all or substantially all of the Trust Assets;

(h) the exercise of voting rights attached to Securities held or controlled by the Trust as provided in Section 9.3;

(i) the ratification of any Unitholder rights plan, distribution reinvestment plan, distribution reinvestment and Trust Unit purchase plan, Trust Unit option plan or other compensation plan as contemplated by Section 5.11 requiring Unitholder approval under Applicable Laws; and

(j) any other matters required by securities law or other Applicable Laws to be submitted to Unitholders for their approval.

Except with respect to the above matters set out in this Section 12.5, no action taken by the Voting Unitholders or any resolution of the Voting Unitholders at any meeting shall in any way bind the Trustee. Any action taken or resolution passed in respect of any matter at a meeting of Voting Unitholders shall be by Special Resolution, unless the contrary is otherwise expressly provided under any specific provision of this Deed of Trust and except for the matters set out in subsections (a), (d), (f), (h), (i) and, if applicable, (j) above which matters may be dealt with by a resolution passed by a majority of the votes cast by Voting Unitholders represented at the meeting.

12.6 Meaning of "Ordinary Resolution", "Special Resolution", Priority Unit Veto Matter and Subordinated Unit Veto Matter

(a) The expression "**Ordinary Resolution**" when used in this Deed of Trust means a resolution proposed to be passed as an ordinary resolution at a meeting of Voting Unitholders (including an adjourned meeting) duly convened for that purpose and held in accordance with the provisions of this Article at which two or more individuals present in person either holding personally or representing as proxies not less in aggregate than 5% of the number of Trust Units and Special Voting Units then outstanding and entitled to vote and passed by the affirmative votes of the holders of more than 50% of the Trust Units and Special Voting Units and represented at the meeting and voted on a poll upon such resolution or approved in writing in one or more counterparts by Voting Unitholders holding at least 50% of the votes represented by the Trust Units and Special Voting Units entitled to vote on such resolution.

(b) The expression "**Special Resolution**" when used in this Deed of Trust means a resolution proposed to be passed as a special resolution at a meeting of Voting Unitholders (including an adjourned meeting) duly convened for that purpose and held in accordance with the provisions of this Article at which two or more individuals present in person either holding personally or representing as proxies not less in aggregate than 5% of the number of Trust Units and Special Voting Units then outstanding and entitled to vote and passed by the affirmative votes of the holders of more than 66⅔% of the Trust Units and Special Voting Units and represented at the meeting and voted on a poll upon such resolution or approved in writing in one or more counterparts by Voting Unitholders holding at least 66⅔% of the votes represented by the Trust Units and Special Voting Units entitled to vote on such resolution.

(c) Notwithstanding Section 12.3, if at any meeting at which a Special Resolution is proposed to be passed the holders of 5% of the aggregate number of Trust Units and Special Voting Units outstanding are not present in person or by proxy within 30 minutes after the time appointed for the meeting, then the meeting, if convened by or on the requisition of Voting Unitholders, shall be dissolved; but in any other case it shall stand adjourned to such date, being not less than 21 nor more than 60

days later and to such place and time as may be appointed by the chairman of the meeting. Not less than 10 days prior notice shall be given of the time and place of such adjourned meeting in the manner provided in Section 12.2. Such notice shall state that at the adjourned meeting the Voting Unitholders present in person or by proxy shall form a quorum but it shall not be necessary to set forth the purposes for which the meeting was originally called or any other particulars. At the adjourned meeting the Voting Unitholders present in person or by proxy shall form a quorum and may transact the business for which the meeting was originally convened and a resolution proposed at such adjourned meeting and passed by the requisite vote as provided in subsection (a) of this Section 12.6 shall be a Special Resolution within the meaning of this Deed of Trust, notwithstanding that the holders of less than 5% of the aggregate number of Trust Units and Special Voting Units then outstanding are present in person or by proxy at such adjourned meeting.

(d) Votes on a Special Resolution shall always be given on a poll and no demand for a poll on a Special Resolution shall be necessary.

(e) **"Priority Unit Veto Matter"** means a proposal to implement any of the following: (i) adding, changing or removing the rights, privileges, restrictions or conditions attaching to the Priority Units unless such proposal makes a similar addition, change or removal to the rights, privileges, restrictions or conditions attaching to the Subordinated Units; and (ii) amending the Deed of Trust in any manner materially adverse to a holder of Priority Units that is not similarly adverse to a holder of Subordinated Units.

(f) **"Subordinated Unit Veto Matter"** means a proposal to implement any of the following: (i) adding, changing or removing the rights, privileges, restrictions or conditions attaching to the Subordinated Units unless such proposal makes a similar addition, change or removal to the rights, privileges, restrictions or conditions attaching to the Priority Units; and (ii) amending the Deed of Trust in any manner materially adverse to a holder of Subordinated Units that is not similarly adverse to a holder of Priority Units.

12.7 Meaning of "Outstanding"

Every Trust Unit issued, certified and delivered hereunder shall be deemed to be outstanding until it shall be cancelled or delivered to the Trustee or Transfer Agent for cancellation provided that:

(a) when a new certificate has been issued in substitution for a Trust Unit Certificate which has been lost, stolen, mutilated or destroyed, only one of such Trust Unit Certificates shall be counted for the purposes of determining the number of Trust Units outstanding;

(b) for the purpose of any provision of this Deed of Trust entitling holders of outstanding Trust Units to vote, sign consents, requisitions or other instruments or

take any action under this Deed of Trust, Trust Units owned directly or indirectly, legally or equitably, by the Trust, Petrowest GP or any affiliate thereof shall be disregarded except that:

(i) for the purpose of determining whether the Trustee shall be protected in relying on any such vote, consent, requisition or other instrument or action only the Trust Units which the Trustee knows are so owned shall be so disregarded; and

(ii) Trust Units so owned which have been pledged in good faith other than to the Trust, Petrowest GP or any affiliate thereof shall not be so disregarded if the pledgee shall establish to the satisfaction of the Trustee the pledgee's right to vote such Trust Units in his or her discretion free from the control of the Trust, Petrowest GP or any affiliate thereof.

For the purposes of this Section 12.7, the Transfer Agent shall provide a certificate which will state the class and number of Trust Units and the certificate numbers of certificates, if certificates are issued, held by the Trust, Petrowest GP or any affiliate thereof. The Trustee shall be entitled to rely on such certificate in order to disregard the votes of any of the parties mentioned above.

12.8 Record Date for Voting

For the purpose of determining the Voting Unitholders who are entitled to receive notice of and to vote or act at any meeting or any adjournment thereof, Petrowest GP may fix a date not more than 60 days and not less than 21 days prior to the date of any meeting of Voting Unitholders as a record date for the determination of Voting Unitholders entitled to receive notice of and to vote at such meeting or any adjournment thereof. Any Voting Unitholder who was a Voting Unitholder at the time so fixed shall be entitled to receive notice of and to vote at such meeting or any adjournment thereof even though the Voting Unitholder has since that time disposed of his or her Trust Units or Special Voting Units, except to the extent that the transferee of those Trust Units or Special Voting Units produces properly endorsed Trust Unit Certificates or otherwise establishes that he or she owns the Trust Units or Special Voting Units, and demands, not later than 10 days before the meeting that his or her name be included in the list of Voting Unitholders before the meeting, in which case the transferee will be entitled to receive notice of and to vote his or her Trust Units or Special Voting Units at the meeting or any adjournment thereof. In the event that Petrowest GP does not fix a record date for any meeting of Voting Unitholders, the record date for such meeting shall be the date upon which notice of the meeting is given as provided under Section 12.2.

12.9 Appointment of Inspector

Petrowest GP shall call a meeting of Voting Unitholders upon the written request of Voting Unitholders holding in the aggregate not less than 15% of the Trust Units then outstanding for the purpose of considering the appointment of an inspector to investigate the performance by the Trustee of its responsibilities and duties in respect of the Trust (the "**Inspector**"). If Petrowest GP does not call a meeting within 21 days after receiving a valid

written request, any Voting Unitholder who signed the request may call such a meeting. An Inspector may be appointed for such purpose, at the expense of the Trust, at such meeting by a resolution approved by a majority of the votes cast at the meeting. The Inspector shall not have any powers that are inconsistent with this Deed of Trust as may be conferred upon him or her at the meeting when the Inspector is appointed, but in all events shall not have any powers to act in any capacity as the Trustee or in place or instead of the Trustee in any manner under this Deed of Trust.

12.10 Resolutions in Writing

Notwithstanding any other provision of this Deed of Trust, a resolution in writing executed by Voting Unitholders holding a proportion of Trust Units or Special Voting Units equal to or greater than the proportion of Trust Units and Special Voting Units required to vote in favour thereof at a meeting of the Voting Unitholders to approve that resolution is valid and binding for all purposes of this Deed of Trust as if such Voting Unitholders had exercised at that time all of the voting rights to which they were then entitled under Sections 12.5 or 12.6 in favour of such resolution at a meeting of Voting Unitholders duly called for the purpose.

12.11 Binding Effect of Resolutions

Every resolution passed in accordance with the provisions of this Deed of Trust at a meeting of Voting Unitholders shall be binding upon all the Voting Unitholders, whether present at or absent from that meeting, and each and every Voting Unitholder shall be bound to give effect accordingly to every such resolution.

12.12 No Breach

Notwithstanding any other provision of this Deed of Trust, Voting Unitholders shall have no power to effect any amendment to this Deed of Trust which would require the Trustee to take any action or conduct the affairs of the Trust in a manner which would constitute a breach or default by the Trust or the Trustee under any agreement binding on, or obligation of, the Trust or the Trustee.

ARTICLE XIII
CERTIFICATES, REGISTRATION AND TRANSFER OF TRUST UNITS

13.1 Nature of Trust Units

(a) The provisions of this Article XIII shall not in any way alter the nature of Trust Units or the relationships of a Unitholder to the Trustee and of one Unitholder to another but are intended only to facilitate the issuance of certificates evidencing the ownership of Trust Units and the recording of all transactions in respect of Trust Units and Trust Unit Certificates whether by the Trust, securities dealers, stock exchanges, transfer agents, registrars or other Persons. The Trust Units shall be issued in the form of the Trust Unit Certificates. At the option of the Trustee, a global Trust Unit Certificate (a "**Global Trust Unit Certificate**") may be issued in the name of and deposited by the Transfer Agent with, or on behalf

of, CDS or a successor (collectively, the "**Depository**"), as custodian of such Global Trust Unit Certificate and registered by the Transfer Agent in the name of the Depository or its nominee. No purchaser of Trust Units represented in part by a Global Trust Unit Certificate will be entitled to a certificate or other instrument from the Trust or the Depository evidencing that purchaser's ownership thereof except in the circumstances where the Depository resigns or is removed from its responsibilities as depository and the Trustee is unable or does not wish to locate a qualified successor. Beneficial interests in the Global Trust Unit Certificate will be represented only through the Book-Entry System. Transfers of Trust Units between CDS Participants shall occur in accordance with the Depository's rules and procedures.

(b) All references herein to actions by, notices given or payments made to Unitholders shall, where such Trust Units are held through the Depository, refer to actions taken by, or notices given or payments made to, the Depository upon instruction from the CDS Participants in accordance with the Depository's rules and procedures. For the purposes of any provision hereof requiring or permitting actions with the consent of or at the direction of Unitholders evidencing a specified percentage of the aggregate Trust Units outstanding, such direction or consent may be given by Unitholders acting through the Depository and the CDS Participants owning Trust Units evidencing the requisite percentage of the Trust Units. The rights of a Unitholder whose Trust Units are held through the Depository shall be exercised only through the Depository and the CDS Participants and shall be limited to those established by law and agreements between such Unitholders and the Depository and/or the CDS Participants or upon instruction from the CDS Participants. Each of the Transfer Agent and the Trustee may deal with the Depository for all purposes (including the making of payments) as the authorized representative of the respective Unitholders and such dealing with the Depository shall constitute satisfaction or performance, as applicable, towards their respective obligations hereunder.

(c) For so long as Trust Units are held through the Depository, if any notice or other communication is required to be given to Unitholders, the Trustee and the Transfer Agent will give all such notices and communications to the Depository.

(d) If the Depository resigns or is removed from its responsibilities as depository and the Trustee is unable or does not wish to locate a qualified successor, the Depository shall surrender the Global Trust Unit Certificates to the Transfer Agent with instructions from the Depository for registration of Trust Units in the name and in the amounts specified by the Depository and the Trust shall issue and the Trustee and Transfer Agent shall execute and deliver the aggregate number of Trust Units then outstanding in the form of definitive Trust Unit Certificates representing such Trust Units.

13.2 Trust Unit Certificates

(a) Trust Unit Certificates shall, subject to the provisions hereof, be in such form as is authorized from time to time by the Trustee.

(b) Trust Unit Certificates are issuable only in fully registered form.

(c) The definitive form of the Trust Unit Certificates shall:

  (i) be in the English language and may also be in the French language;

  (ii) be dated as of the date of issue thereof;

  (iii) contain the CUSIP number (if any) for the Trust Units; and

  (iv) contain such distinguishing letters and numbers as the Trustee shall prescribe.

(d) In the event Trust Unit Certificates are also issued in the French language and any provision of the Trust Unit Certificates in the French language shall be susceptible of an interpretation different from the equivalent provision in the English language, the interpretation of such provision in the English language shall be determinative.

(e) Each Trust Unit Certificate shall be signed on behalf of the Trustee and the Transfer Agent of such Trust Units. Signatures of the Trustee required to appear on such certificate may be printed, lithographed or otherwise mechanically reproduced thereon and, in such event, certificates so signed are as valid as if they had been signed manually. Any Trust Unit Certificate which has one manual signature as provided above shall be valid notwithstanding that one or more persons whose signature is printed, lithographed or mechanically reproduced no longer holds office at the date of issuance of that Trust Unit Certificate.

13.3 Contents of Trust Unit Certificates

Until otherwise determined by the Trustee, each Trust Unit Certificate shall legibly set forth on the face thereof, *inter alia*, among other things the following:

(a) the name of the Trust and the words "A trust created under the laws of the Province of Alberta by a Deed of Trust dated as of July 6, 2006" or words of like effect;

(b) the name of the Person to whom the Trust Unit Certificate is issued as Unitholder;

(c) the number of Trust Units represented thereby and whether or not the Trust Units represented thereby are fully paid;

(d) that the Trust Units represented thereby are transferable;

(e) the words "The Trust Units represented by this certificate are issued upon the terms and subject to the conditions of the Deed of Trust, which Deed of Trust is binding upon all holders of Trust Units and, by acceptance of this certificate, the holder assents to the terms and conditions of the Deed of Trust. A copy of the Deed of Trust pursuant to which this certificate and the Trust Units represented thereby are issued may be obtained by a Unitholder on demand and without fee from the head office of the Trust" or words of like effect; and

(f) the words "For information as to personal liability of a Unitholder, see the reverse side of this certificate" or words of like effect.

Until otherwise determined by the Trustee upon the recommendation of Petrowest GP, each such certificate shall legibly set forth on the face or the reverse side thereof, *inter alia*, the following:

(a) "The Deed of Trust provides that no Unitholder shall be subject to any personal liability whatsoever, in tort, contract or otherwise, to any person in connection with the assets of the Trust or the obligations or the affairs of the Trust and all such persons shall look solely to the assets of the Trust for satisfaction of claims of any nature arising out of or in connection therewith and the assets of the Trust only shall be subject to levy or execution", or words of like effect; and

(b) appropriate forms of notice of exercise of the right of redemption and of powers of attorney for transferring Trust Units.

The Trust Unit Certificates may be engraved, printed or lithographed, or partly in one form and partly in another, as the Trustee may determine.

13.4 Register of Unitholders

A register for the Trust Units shall be kept at the principal corporate trust office in Calgary, Alberta of the Transfer Agent, which register shall contain the names and addresses of the Unitholders, the respective numbers of Trust Units held by them, the certificate numbers of the certificates representing such Trust Units and a record of all transfers and redemptions thereof. Branch transfer registers shall be maintained at such other offices of the Transfer Agent as the Trustee may from time to time designate. Only Unitholders whose certificates are so recorded shall be entitled to receive distributions or to exercise or enjoy the rights of Unitholders hereunder. The Trustee shall have the right to treat the person registered as a Unitholder on the register of the Trust as the owner of such Trust Units for all purposes, including, without limitation, payment of any distribution, giving notice to Unitholders and determining the right to attend and vote at meetings of Unitholders.

13.5 Transfer of Trust Units

(a) Subject to the provisions of this Article XIII and Section 3.8, the Trust Units shall be fully transferable without charge as between Persons, but no transfer of Trust Units shall be effective as against the Trustee or shall be in any way binding upon the Trustee until the transfer has been recorded on the register or one of the

branch transfer registers maintained by the Trustee, the Trust or the Transfer Agent. No transfer of a Trust Unit shall be recognized unless such transfer is of a whole Trust Unit.

(b) Subject to the provisions of this Article XIII and Section 3.8, Trust Units shall be transferable on the register or one of the branch transfer registers only by the Unitholders of record thereof or their executors, administrators or other legal representatives or by their agents or attorneys duly authorized in writing, and only upon delivery to the Trust or to the Transfer Agent of the certificate therefor, properly endorsed or accompanied by a duly executed instrument of transfer or power of attorney and accompanied by all necessary transfer or other taxes imposed by law, together with such evidence of the genuineness of such endorsement, execution and authorization and other matters that may reasonably be required by the Trustee or the Transfer Agent. Upon such delivery, the transfer shall be recorded on the register or branch transfer registers and a new certificate for the Trust Units shall be issued to the transferee and a new certificate for the balance of Trust Units not transferred shall be issued to the transferor.

(c) Any Person becoming entitled to any Trust Units as a consequence of the death, bankruptcy or mental incompetence of any Unitholder, or otherwise by operation of law, shall be recorded as the holder of such Trust Units and shall receive a new certificate therefor only upon production of evidence satisfactory to the Trustee or the Transfer Agent and delivery of the existing certificate to the Trustee or the Transfer Agent, but until such record is made the Unitholder of record shall continue to be and be deemed to be the holder of such Trust Units for all purposes whether or not the Trustee or the Transfer Agent shall have actual or other notice of such death or other event.

(d) Trust Unit Certificates representing any number of Trust Units may be exchanged without charge for Trust Unit Certificates representing an equivalent number of Trust Units in the aggregate. Any exchange of Trust Unit Certificates may be made at the offices of the Trust or the Transfer Agent where registers are maintained for Trust Unit Certificates pursuant to the provisions of this Article XIII. Any Trust Unit Certificates tendered for exchange shall be surrendered to the Trustee or the Transfer Agent and then shall be cancelled.

13.6 Trust Units Held Jointly or in a Fiduciary Capacity

The Trustee may treat two or more Persons holding any Trust Units as joint owners of the entire interest therein unless their ownership is expressly otherwise recorded on the register of the Trust, but no entry shall be made in the register or on any certificate that any Person is in any other manner entitled to any future, limited or contingent interest in any Trust Units; provided, however, that any Person recorded as a Unitholder may, subject to the provisions hereinafter contained, be described in the register or on any certificate as a fiduciary of any kind and any customary words may be added to the description of the holder to identify the nature of such fiduciary relationship.

13.7 Performance of Trust

The Trustee, the Unitholders, the Transfer Agent or any other agent of the Trust shall not be bound to be responsible for or otherwise inquire into or ensure the performance of any trust, express, implied or constructive, or of any pledge or equity to which any of the Trust Units or any interest therein are or may be subject, or to ascertain or enquire whether any transfer of any such Trust Units or interests therein by any such Unitholder or by his or her personal representatives is authorized by such trust, pledge, or equity, or to recognize any person as having any interest therein except for the person recorded as Unitholder.

13.8 Lost Certificates

In the event that any certificate for Trust Units is lost, stolen, destroyed or mutilated, the Trustee or the Transfer Agent may authorize the issuance of a new certificate for the same number of Trust Units in lieu thereof. The Trustee or the Transfer Agent may in its discretion, before the issuance of such new certificate, require the owner of the lost, stolen, destroyed or mutilated certificate, or the legal representative of the owner, to make an affidavit or statutory declaration setting forth such facts as to the loss, theft, destruction or mutilation as the Trustee or the Transfer Agent may deem necessary, to surrender any mutilated certificate and may require the applicant to supply to the Trust a "lost certificate bond" or a similar bond in such reasonable sum as the Trustee or the Transfer Agent may direct indemnifying the Trust and the Transfer Agent for so doing.

13.9 Death of a Unitholder

The death of a Unitholder during the continuance of the Trust shall not terminate the Trust or any of the mutual or respective rights and obligations created by or arising under this Deed of Trust nor give such Unitholder's personal representatives a right to an accounting or take any action in court or otherwise against other Unitholders or the Trustee or the Trust Assets, but shall merely entitle the personal representatives of the deceased Unitholder to demand and receive, pursuant to the provisions hereof, a new certificate for Trust Units in place of the certificate held by the deceased Unitholder, and upon the acceptance thereof such personal representatives shall succeed to all rights of the deceased Unitholder under this Deed of Trust.

13.10 Unclaimed Interest or Distribution

In the event that the Trustee shall hold any distributable amount which is unclaimed or which cannot be paid for any reason, the Trustee shall be under no obligation to invest or reinvest the same but shall only be obliged to hold the same in a current interest bearing account pending payment to the Person or Persons entitled thereto. The Trustee shall, as and when required by Applicable Law, and may at any time prior to such required time, pay all or part of such interest or other distributable amount so held to the public trustee (or other appropriate government official or agency) whose receipt shall be a good discharge and release of the Trustee.

13.11 Offers for Units

(a) In this Section 13.11:

(i) "**Affiliate**" and "**Associate**" shall have their respective meanings set forth (without initial capital letters) in the Securities Act;

(ii) "**Dissenting Unitholder**" means a Unitholder who does not accept an Offer referred to in subsection (b) below and includes any assignee of the Trust Unit of a Unitholder to whom such an Offer is made, whether or not such assignee is recognized under this Deed of Trust;

(iii) "**Offer**" means an offer to acquire all of the outstanding Trust Units where, as of the date of the offer to acquire, the Trust Units that are subject to the offer to acquire, together with the Offeror's Units, constitute in the aggregate 20% or more of all outstanding Trust Units at the date of the offer to acquire;

(iv) "**offer to acquire**" includes an acceptance of an offer to sell;

(v) "**Offeror**" means a Person, or two or more Persons acting jointly or in concert, who make an Offer; and

(vi) "**Offeror's Units**" means Trust Units beneficially owned, or over which control or direction is exercised, on the date of an Offer by the Offeror, any Affiliate or Associate of the Offeror or any Person acting jointly or in concert with the Offeror;

(b) If an Offer for all of the outstanding Trust Units (other than Trust Units held by or on behalf of the Offeror or an Affiliate or Associate of the Offeror) is made and by such Offer, the Offeror agrees to be bound by the provisions of this Article XIII and:

(i) within the time provided in the Offer for its acceptance or within 120 days after the date the Offer is made, whichever period is the shorter, the Offer is accepted by Unitholders representing at least 90% of the outstanding Trust Units, other than the Offeror's Units;

(ii) the Offeror is bound to take up and pay for, or has taken up and paid for the Trust Units of the Unitholders who accepted the Offer; and

(iii) the Offeror complies with subsections (c) and (e) below,

the Offeror shall be entitled to acquire, and the Dissenting Unitholders shall be required to sell to the Offeror, the Trust Units held by the Dissenting Unitholders for the same consideration per Trust Unit payable or paid, as the case may be, under the Offer.

(c) Where an Offeror is entitled to acquire Trust Units held by Dissenting Unitholders pursuant to subsection (b) above, and the Offeror wishes to exercise such right, the Offeror shall send by registered mail within 30 days after the date of

termination of the Offer a notice (the "**Offeror's Notice**") to each Dissenting Unitholder stating that:

(i) Unitholders holding at least 90% of the Trust Units, other than Offeror's Units, have accepted the Offer;

(ii) the Offeror is bound to take up and pay for, or has taken up and paid for, the Trust Units of the Unitholders who accepted the Offer;

(iii) Dissenting Unitholders must transfer their respective Trust Units to the Offeror on the terms on which the Offeror acquired the Trust Units of the Unitholders who accepted the Offer within 21 days after the date of the sending of the Offeror's Notice; and

(iv) Dissenting Unitholders must send their respective Trust Unit Certificate(s) representing Trust Units to the Trust within 21 days after the date of the sending of the Offeror's Notice.

(d) A Dissenting Unitholder to whom an Offeror's Notice is sent pursuant to subsection (c) above shall, within 21 days after the sending of the Offeror's Notice, send his or her Trust Unit Certificate(s) representing Trust Units to the Trust, duly endorsed for transfer, if a Trust Unit Certificate has been provided.

(e) Within 21 days after the Offeror sends an Offeror's Notice pursuant to subsection (c) above, the Offeror shall pay or transfer to the Trustee, or to such other person as the Trustee may direct, the cash or other consideration that is payable to Dissenting Unitholders pursuant to subsection (b) above.

(f) The Trustee, or the person directed by the Trustee, shall hold in trust for the Dissenting Unitholders the cash or other consideration they or it receives under subsection (e) above. The Trustee, or such persons, shall deposit cash in a separate account in a Canadian chartered bank, and shall place other consideration in the custody of a Canadian chartered bank or similar institution for safekeeping.

(g) Within 30 days after the date of the sending of an Offeror's Notice pursuant to subsection (c) above, the Trustee, if the Offeror has complied with subsection (e) above, shall:

(i) do all acts and things and execute and cause to be executed all instruments as in the Trustee's opinion, relying on the opinion of counsel, may be necessary or desirable to cause the transfer of the relevant Trust Units of the Dissenting Unitholders to the Offeror;

(ii) send to each Dissenting Unitholder who has complied with subsection (d) above the consideration to which such Dissenting Unitholder is entitled under this Section 13.12; and

(iii) send to each Dissenting Unitholder who has not complied with subsection (d) above a notice stating that:

(A) his or her Trust Units have been transferred to the Offeror;

(B) the Trustee or some other person designated in such notice are holding in trust the consideration for such Trust Units; and

(C) the Trustee, or such other person, will send the consideration to such Dissenting Unitholder as soon as practicable after receiving such Dissenting Unitholders Trust Unit Certificate(s) or such other documents as the Trustee or such other person may require in lieu thereof,

and the Trustee is hereby appointed the agent and attorney of the Dissenting Unitholders for the purposes of giving effect to the foregoing provisions.

(h) Subject to Applicable Law, an Offeror cannot make an Offer for all of the outstanding Trust Units unless, concurrent with the communication of the Offer to any Unitholder, a copy of the Offer is provided to the Trust.

ARTICLE XIV
TERMINATION

14.1 Term of Trust

Subject to the other provisions of this Deed of Trust, the Trust shall continue for a term ending 21 years after the date of death of the last surviving issue of Her Majesty, Queen Elizabeth II, alive on July 6, 2006. For the purpose of terminating the Trust by such date, the Trustee shall commence to wind-up the affairs of the Trust on such date as may be determined by the Trustee, being not more than two years prior to the end of the term of the Trust.

14.2 Termination with the Approval of Unitholders

The Unitholders may vote by Special Resolution to terminate the Trust at any meeting of Unitholders duly called by the Trustee for the purpose of considering termination of the Trust, following which the Trustee shall commence to wind-up the affairs of the Trust as soon as is reasonably practicable. Such Special Resolution may contain such directions to the Trustee as the Unitholders determine, including a direction to distribute the Securities held by the Trust, or all of them, *in specie*.

14.3 Procedure Upon Termination

Forthwith upon being required to commence winding-up the affairs of the Trust, the Trustee shall give notice thereof to the Unitholders, which notice shall designate the time or

times at which Unitholders may surrender their Trust Units for cancellation and the date at which the registers of Trust Units of the Trust shall be closed.

14.4 Powers of the Trustee Upon Termination

After the date on which the Trustee is required to commence winding-up the affairs of the Trust, the Trustee shall carry on no activities except for the purpose of winding-up the affairs of the Trust as hereinafter provided and, for this purpose, the Trustee shall continue to be vested with and may exercise all or any of the powers conferred upon the Trustee under this Deed of Trust.

14.5 Sale of Investments

After the date referred to in Section 14.4, the Trustee shall proceed to wind-up the affairs of the Trust as soon as may be reasonably practicable and for such purpose shall, subject to any direction to the contrary in respect of a termination authorized under Section 14.2, sell and convert into money all Trust Assets in one transaction or in a series of transactions at public or private sales and do all other acts appropriate to liquidate the Trust, and shall in all respects act in accordance with the directions, if any, of the Unitholders (in respect of a termination authorized under Section 14.2). If the Trustee is unable to sell all or any of the Securities or other assets which comprise part of the Trust Assets by the date set for termination, the Trustee may distribute the remaining Securities or other assets directly to the Unitholders in accordance with their *pro rata* share, subject to Applicable Laws and receipt of necessary Approvals. Any Income of the Trust or Net Realized Capital Gains arising from the sale of such Securities shall be allocated, paid or made payable in accordance with Article V.

14.6 Distribution of Proceeds or Assets

After paying, retiring or discharging or making provision for the payment, retirement or discharge of all known liabilities and obligations of the Trust including all amounts owing to the Trustee hereunder and providing for indemnity against any other outstanding liabilities and obligations, the Trustee shall, subject to Applicable Laws and after obtaining all necessary Approvals, distribute the remaining part of the proceeds of the sale of the Securities and other assets together with any cash forming part of the Trust Assets among the Unitholders in accordance with their *pro rata* share.

14.7 Further Notice to Unitholders

In the event that less than all of the Unitholders have surrendered their Trust Units for cancellation within six months after the time specified in the notice referred to in Section 14.3, the Trustee shall give further notice to the remaining Unitholders to surrender their Trust Units for cancellation and if, within one year after the further notice, all the Trust Units shall not have been surrendered for cancellation, such remaining Trust Units shall be deemed to be cancelled without prejudice to the rights of the holders of such Trust Units to receive their *pro rata* share of the remaining Trust Assets, and the Trustee may either take appropriate steps, or appoint an agent to take appropriate steps, to contact such Unitholders (deducting all expenses thereby incurred from the amounts to which such Unitholders are entitled as aforesaid) or, in the discretion of the Trustee, may pay such amounts into Court.

14.8 Responsibility of the Trustee after Sale and Conversion

The Trustee shall be under no obligation to invest the proceeds of any sale of investments or other assets or cash forming part of the Trust Assets after the date referred to in Section 14.4 and, after such sale, the sole obligation of the Trustee under this Deed of Trust shall be to hold such proceeds in trust for distribution under Section 14.7.

14.9 Termination of Trust

The Trust shall terminate when all of the Trust Assets have been sold or otherwise disposed of and all other known debts, liabilities and obligations of the Trust have been paid, retired, discharged or provided for.

ARTICLE XV
SUPPLEMENTAL INDENTURE

15.1 Provision for Supplemental Indenture for Certain Purposes

The Trustee and Petrowest GP may, without approval of the Unitholders and subject to the provisions hereof, and they shall, when so directed in accordance with the provisions hereof, execute and deliver deeds or instruments supplemental hereto, which thereafter shall form part hereof, for any one or more or all of the following purposes:

(a) modifying or amending any provisions of this Deed of Trust in the circumstances set forth in Section 11.1 where the Trustee may do so without the consent, approval or ratification of the Unitholders or any other Person; and

(b) modifying or amending any provisions of this Deed of Trust where the modification or amendment has been approved by Special Resolution or, if required, with the consent of the holders of all of the Trust Units as required under the terms of this Deed of Trust,

and any such deed or instrument supplemental to this Deed of Trust shall be binding on all parties, including without limitation, all Unitholders on the later of (i) the date of execution, and (ii) the effective date of any required approval by Unitholders, of that deed or instrument.

ARTICLE XVI
GENERAL

16.1 Notices

(a) Any notice or other document required to be given or sent to Unitholders under this Deed of Trust shall be given or sent through ordinary post addressed to each registered holder at his, her or its last address appearing on the register; provided that if there is a general discontinuance of postal service due to strike, lockout or otherwise, such notice may be given by publication twice in the Report on

Business section of the National Edition of *The Globe and Mail*, the Financial Post section of the *National Post* or similar section of any other newspaper having national circulation in Canada; provided further that if there is no newspaper having national circulation, then by publishing twice in the business section of a newspaper in each city where the register or a branch register is maintained. Any notice so given shall be deemed to have been given on the day following that on which the letter or circular was posted or, in the case of notice being given by publication, after publishing such notice twice in the designated newspaper or newspapers. In proving notice was posted, it shall be sufficient to prove that such letter or circular was properly addressed, stamped and posted.

(b) Any written notice or written communication given to the Trustee shall be addressed to the Trustee at the head office of the Trust and shall be deemed to have been given on the date of delivery or, if mailed, five days from the date of mailing. If any such notice or communication shall have been mailed and if regular mail service shall be interrupted by strikes or other irregularities, such notice or communication shall be deemed to have been received 48 hours after 12:01 a.m. on the day following the resumption of normal mail service, provided that during the period that regular mail service shall be interrupted any notice or other communication shall be given by personal delivery or by fax or other means of prepaid, transmitted or recorded communication.

16.2 Failure to Give Notice

The failure by the Trustee, by accident or omission or otherwise unintentionally, to give any Unitholder any notice provided for herein shall not affect the validity, effect or taking effect of any action referred to in such notice, and the Trustee shall not be liable to any Unitholder for any such failure.

16.3 Joint Holders

Service of a notice or document on any one of several joint holders of Trust Units shall be deemed effective service on the other joint holders.

16.4 Service of Notice

Any notice or document sent by post to or left at the address of a Unitholder pursuant to this Article XVI shall, notwithstanding the death or bankruptcy of such Unitholder, and whether or not the Trustee has notice of such death or bankruptcy, be deemed to have been fully served and such service shall be deemed sufficient service on all Persons having an interest in the Trust Units concerned.

16.5 Information Available to Unitholders

Each Unitholder shall have the right to obtain, on demand and without any fee, from the head office of the Trust a copy of this Deed of Trust and any amendments thereto relating to Trust Units held by that Unitholder and shall be entitled to inspect and, on payment of a reasonable fee therefor and after delivering to the Trustee a statutory declaration stating the name

and address of the Person requiring the Trustee to furnish the list of Unitholders and, if the Person is a body corporate, the address for service thereof, and that the list will not be used except in connection with (a) an effort to influence the voting of the Unitholders, (b) an offer to acquire Trust Units, or (c) any other matter relating to the Trust Units or the affairs of the Trust, obtain a list of the Unitholders for purposes connected with the Trust.

16.6 Income Tax: Obligations of the Trustee

The Trustee shall satisfy, perform and discharge all obligations and responsibilities of the Trustee under the Tax Act (including any obligations of the Trust under Part XIII and Part XIII.2 of the Tax Act) and neither the Trust nor the Trustee shall be accountable or liable to any Unitholder by reason of any act or acts of the Trustee consistent with any such obligations or responsibilities.

16.7 Income Tax: Election

In respect of the first taxation year of the Trust, the Trust shall elect pursuant to subsection 132(6.1) of the Tax Act that the Trust be deemed to be a mutual fund trust for the entire year.

16.8 Income Tax: Deductions

The Trustee shall claim the maximum deductions available to the Trust or such lesser amounts as the Trustee may determine to be in the best interests of the Unitholders for the purposes of computing its income pursuant to the provisions of the Tax Act to the extent required to reduce the taxable income of the Trust to nil.

16.9 Fiscal Year

The fiscal year of the Trust shall end on December 31 of each year.

16.10 Financial Disclosure

The Trust will send to Unitholders:

(a) at least 21 days prior to the date of each annual meeting of Unitholders and, in any event, on or before any earlier date prescribed by applicable securities laws, the annual consolidated financial statements of the Trust for the fiscal year ended immediately prior to such annual meeting, together with comparative consolidated financial statements for the preceding fiscal year, if any, and the report of the Auditors thereon referred to in Section 17.4; and

(b) within 45 days after the end of each fiscal quarter of the Trust (other than the fourth quarter of each year) and, in any event, on or before any earlier date prescribed by applicable securities laws, unaudited quarterly consolidated financial statements of the Trust for such fiscal quarter, together with comparative consolidated financial statements for the same fiscal quarter in the preceding fiscal year, if any.

Such financial statements shall be prepared in accordance with generally accepted accounting principles in Canada as recommended from time to time in the Handbook of the Canadian Institute of Chartered Accountants; provided that such statements and the obligation to deliver such statements may vary from such principles to the extent required to comply with applicable securities laws or securities regulatory requirements or to the extent permitted by applicable securities regulatory authorities.

16.11 Unitholder Meeting Information

Prior to each meeting of Unitholders, the Trustee will provide to each Unitholder, together with the notice of the meeting:

(a) a form of proxy which can be used by a Unitholder to appoint a proxy, who need not be a Unitholder, to attend and act at the meeting on behalf of the Unitholder, in the manner and to the extent authorized by the proxy; and

(b) all information required by Applicable Law and this Deed of Trust.

16.12 Taxation Information

Within the time required under the Tax Act, the Trust will provide to Unitholders who received distributions from the Trust in the prior calendar year, such information and forms as may be needed by such Unitholders in order to complete their tax returns in respect of the prior calendar year under the Tax Act and equivalent provincial legislation in Canada.

16.13 Power of Attorney to Petrowest GP

The Trustee hereby grants to Petrowest GP a power of attorney constituting Petrowest GP, with full power of substitution, as their true and lawful attorney to act on behalf of the Trust with full power and authority in their name, place and stead, and to execute, under seal or otherwise, swear to, acknowledge, deliver, make or file or record when, as and where required, any instrument, deed, agreement or document in connection with carrying out the activities of the Trust.

16.14 Execution of Instruments

The Trustee shall have the authority to sign in the name of and on behalf of the Trust all instruments in writing and any instruments in writing so signed shall be binding upon the Trust without any further authorization or formality. For greater certainty, the foregoing shall not limit in any way the power of the Trustee to delegate to any person or persons the authority to sign in the name of and on behalf of the Trust any specific instrument or instruments in writing or instruments in writing generally.

ARTICLE XVII
AUDITORS

17.1 Qualification of Auditors

The Auditors shall be an independent recognized firm of chartered accountants which has an office in Canada.

17.2 Appointment of Auditors

PricewaterhouseCoopers, Chartered Accountants are appointed as the auditors of the Trust, to hold such office until the first annual meeting of the Unitholders. The Auditors will be elected at each succeeding annual meeting of Unitholders by Ordinary Resolution. The Auditors will receive such remuneration as may be approved by Petrowest GP.

17.3 Change of Auditors

The Auditors may at any time be removed by the Trustee with the approval of a majority of the votes cast by Unitholders at a meeting of Unitholders duly called for the purpose and, upon the resignation or the removal of Auditors as aforesaid, new auditors may be appointed by a majority of votes cast by Unitholders at a meeting duly called for the purpose or, in the absence of such meeting, by the Trustee.

17.4 Reports of Auditors

The Auditors shall audit the accounts of the Trust at least once in each year and a report of the Auditors with respect to the annual consolidated financial statements of the Trust shall be provided to each Unitholder with the annual consolidated financial statements referred to in Section 16.10.

ARTICLE XVIII
MISCELLANEOUS

18.1 Successors and Assigns

The provisions of this Deed of Trust shall enure to the benefit of, and be binding upon, the parties and their heirs, executors, administrators, personal representatives, successors and assigns.

18.2 Counterparts

This Deed of Trust may be simultaneously executed in several counterparts, each of which when executed shall be deemed to be an original, and such counterparts, together, shall constitute but one and the same instrument, which shall be sufficiently evidenced by any such original counterpart.

18.3 Severability

If any provision of this Deed of Trust shall be held invalid or unenforceable in any jurisdiction, such invalidity or unenforceability shall attach only to such provision in such jurisdiction and shall not in any manner affect or render invalid or unenforceable such provision in any other jurisdiction or any other provision of this Deed of Trust in any jurisdiction.

IN WITNESS WHEREOF the Trustee and the Settlor have executed this Deed of Trust effective this 6th day of July, 2006.

VALIANT TRUST COMPANY

Per: (signed) "*J. Robert Morris*"
General Manager

Per: (signed) "*Concepcion Jalbuena*"
Manager, Income Trusts

(signed) "*Dustin Gemmill*"
Witness

(signed) "*Bradley D. Markel*"
BRADLEY D. MARKEL

PETROWEST ENERGY SERVICES GENERAL PARTNER LTD.

Per: (signed) "*Kenneth N. Drysdale*"
Name: Kenneth N. Drysdale
Title: President and C.E.O.

Per: (signed) "*John B. Paul*"
Name: John B. Paul
Title: C.F.O.



PETROWEST ENERGY SERVICES BUSINESS TRUST

DEED OF TRUST

August 29, 2006

BENNETT JONES LLP

TABLE OF CONTENTS

PETROWEST ENERGY SERVICES BUSINESS TRUST

THIS DEED OF TRUST is made as of this 29th day of August, 2006.

BETWEEN:

PETROWEST ENERGY SERVICES TRUSTEE LTD., a corporation incorporated under the laws of the Province of Alberta (hereinafter called the "**Trustee**"),

- and -

PETROWEST ENERGY SERVICES TRUST, a trust established under the laws of the Province of Alberta (hereinafter called the "**Initial Unitholder**") and all persons who after the date hereof become holders of Units of the trust as herein provided (collectively, at any time, each person who is at that time a holder of a Unit of Trust as herein provided hereinafter called the "**Unitholder**"),

- and -

PETROWEST ENERGY SERVICES GENERAL PARTNER LTD., a corporation incorporated under the laws of the Province of Alberta, with offices in Calgary, Alberta (hereinafter called "**Petrowest GP**");

WHEREAS:

A. the Initial Unitholder desires to create a trust for the purpose of benefiting the Unitholders and acquiring and holding Securities and other investments;

B. for the purpose of settling the trust created hereunder, the Initial Unitholder is delivering to the Trustee a trust cheque of the firm of Bennett Jones LLP in the amount of $45.00 (the "**Initial Contribution**");

C. the Trustee has agreed to hold the Initial Contribution and all amounts and assets subsequently received under this Deed of Trust in accordance with the provisions hereinafter set forth;

D. the Initial Unitholder Trustee desire that the beneficiaries of the Trust, including the Initial Unitholder, shall be the holders of Units evidenced by certificates therefor as provided in this Deed of Trust;

E. the Initial Unitholder and the Trustee desire that the Trust shall at all times qualify as a "unit trust" and as a "mutual fund trust" pursuant to paragraph 108(2)(a) and subsection 132(6) of the Tax Act; and

F. the parties hereto desire to set out the agreements, terms and conditions which shall govern their mutual and respective rights, powers and obligations with respect to the settlement and administration of the Trust;

NOW THEREFORE THIS DEED OF TRUST WITNESSETH THAT, in consideration of the premises and the mutual and respective covenants and agreements contained herein, the Trustee declares, covenants and agrees with the Initial Unitholder, and the Initial Unitholder declares, covenant and agree with the Trustee as follows:

ARTICLE I
INTERPRETATION

1.1 Definitions

In this Deed of Trust (including the recitals hereto) and in the Unit Certificates, unless the context otherwise requires, the following terms shall have the following meanings:

(a) "**ABCA**" means the *Business Corporations Act*, R.S.A. 2000, c. B-9, as amended, including the regulations promulgated thereunder;

(b) "**Acquisitionco**" means Petrowest Services Ltd., a corporation incorporated under the ABCA and includes any successor thereto;

(c) "**Administration Agreement**" means the administration agreement between Petrowest GP and the Trust, pursuant to which Petrowest GP will provide administrative services to the Trust and Petrowest Energy Services Trust, as amended, supplemented or restated from time to time and includes any subsequent agreement between the Trustee and an administrator whereby an administrator is engaged to provide administrative services to the Trust or Petrowest Energy Services Trust, as set forth herein and therein;

(d) "**affiliate**" shall have the meaning ascribed thereto in the Securities Act, as amended from time to time;

(e) "**Applicable Laws**" means all applicable provisions of law, domestic or foreign, including without limitation, the Securities Act, as ameneded, together with all regulations, rules, policy statements, rulings, notices, orders or other instruments promulgated thereunder;

(f) "**Approvals**" means any directive, order, consent, exemption, waiver, consent order or consent decree of or from, or notice to, action by or filing with, any Governmental Authority;

(g) "**associate**" has the meaning ascribed thereto in the Securities Act, as amended from time to time;

(h) "**Auditors**" means the firm of chartered accountants appointed as the auditors of the Trust from time to time in accordance with the provisions hereof and, initially, means PricewaterhouseCoopers LLP, Chartered Accountants;

(i) "**Board of Directors**" means the board of directors of Petrowest GP;

(j) "**Business Day**" means a day which is not a Saturday, Sunday or holiday in the City of Calgary, in the Province of Alberta;

(k) "**Cash Flow of the Trust**" shall have the meaning ascribed thereto in Section 5.1(a);

(l) "**Closing Date**" means the closing date of the initial public offering of Petrowest Energy Services Trust;

(m) "**Distributable Cash**" shall have the meaning ascribed thereto in Section 5.1(b);

(n) "**Distribution Payment Date**" means a date on which the Trustee is required to make a distribution of Distributable Cash, which date shall be on or about the 15th day of the month following the end of the Distribution Period or, if any such day is not a Business Day, the next following Business Day or such other date determined from time to time by the Trustee on the recommendation of Petrowest GP;

(o) "**Distribution Period**" means each calendar month in each calendar year from and including the first day thereof and to and including the last day thereof provided that the first Distribution Period shall begin on (and include) the Closing Date and shall end on (and include) a date to be determined by Petrowest GP;

(p) "**Distribution Record Date**" means until otherwise determined by the Trustee, upon the recommendation of Petrowest GP, the last Business Day of each calendar month of the year, except in the case of the month of December where December 31 of each year shall be a Distribution Record Date or any additional days as may be determined from time to time by the Trustee;

(q) "**Governmental Authority**" shall mean (a) any nation, province, state, county, city, or other jurisdiction; (b) any federal, provincial, state, local, municipal, foreign or other government; (c) any governmental or quasi-governmental authority of any nature (including any agency, branch, department, board, commission, court, tribunal or other entity exercising governmental or quasi-governmental power); (d) any body exercising, or entitled or purporting to exercise, any administrative, executive, judicial, legislative, regulatory or taxing authority or power; or (e) any official of the foregoing;

(r) "**Income of the Trust**" shall have the meaning ascribed thereto in Section 5.2(a);

(s) "**Initial Contribution**" means the trust cheque of the firm of Bennett Jones LLP in the amount of $45.00 delivered by the Initial Unitholder to the Trustee on the date hereof for the purpose of settling the trust constituted by the Trust;

(t) "**Initial Unitholder**" means Petrowest Energy Services Trust, a trust settled under the laws of the Province of Alberta and the initial Unitholder of the Trust;

(u) "**Inspector**" shall have the meaning ascribed thereto in Section 11.9;

(v) "**Net Realized Capital Gains**" shall have the meaning ascribed thereto in Section 5.2(b);

(w) "**Note Indenture**" means the agreement to be entered into between the Trust and Valiant Trust Company pursuant to which Notes will be issued, as the same may be supplemented, amended or amended and restated from time to time, and Note Indenture includes any subsequent agreement which may be entered into between the Trust and a trust company pursuant to which Notes are issued;

(x) "**Notes**" means the notes of the Trust issued pursuant to the Note Indenture;

(y) "**Ordinary Resolution**" shall have the meaning ascribed thereto in Section 11.6(a);

(z) "**Outstanding**" shall have the meaning ascribed thereto in Section 11.7;

(aa) "**Partnerships**" means Petrowest Civil Services LP, Petrowest Construction LP, Petrowest Services Rentals LP and Petrowest Transportation LP, each a limited partnership established under the laws of Alberta;

(bb) "**Person**" means any individual, company, corporation, limited partnership, general partnership, firm, joint venture, syndicate, trust, joint stock company, limited liability corporation, association, bank, pension fund, business trust or other organization, whether or not a legal entity, and any government or political subdivision thereof or any other form of entity or organization;

(cc) "**Petrowest GP**" means Petrowest Energy Services General Partner Ltd., a corporation incorporated under the ABCA and includes any successor thereto;

(dd) "***pro rata* share**" of any particular amount in respect of a Unitholder at any time shall be the product obtained by multiplying the number of Trust Units that are outstanding and are owned by that Unitholder at that time by the amount obtained when the particular amount is divided by the total number of all Units hat are issued and outstanding at that time;

(ee) "**Redemption Date**" shall have the meaning ascribed thereto in Section 6.2(b);

(ff) "**Securities**" means bonds, debentures, notes or other evidence or instruments of indebtedness, shares, stocks, options, warrants, special warrants, installment receipts, subscription receipts, rights, subscriptions, partnership interests, units or other evidence of title to or interest in the capital, assets, property, profits, earnings or royalties, of any Person;

(gg) "**Securities Act**" means the *Securities Act*, R.S.A. 2000, c.S-4, as amended, including the regulations, rules and instruments promulgated thereunder from time to time;

(hh) "**Special Resolution**" shall have the meaning ascribed thereto in Section 11.6(a);

(ii) "**subsidiary**" has the meaning ascribed thereto in the Securities Act, as amended from time to time;

(jj) "**Tax Act**" means the *Income Tax Act*, R.S.C. 1985, c.1 and the *Income Tax Regulations* applicable with respect thereto, as amended from time to time;

(kk) "**this Deed of Trust**", "**this Deed**", "**hereto**", "**herein**", "**hereof**", "**hereby**", "**hereunder**" and similar expressions refer to this instrument and not to any particular Article, Section or portion hereof, and include any and every instrument supplemental or ancillary hereto;

(ll) "**Transfer Agent**" means such company as may from time to time be appointed by the Trust to act as registrar and transfer agent of the Units, together with any sub-transfer agent duly appointed by the Transfer Agent;

(mm) "**Trust**" means Petrowest Energy Services Business Trust, a trust constituted by this Deed of Trust, as the same may be amended or amended and restated from time to time;

(nn) "**Trust Assets**", at any time, means all monies, properties and other assets as are at such time held by the Trust or by the Trustee on behalf of the Trust including, without limitation:

(i) the Initial Contribution;

(ii) all funds or property realized from the issuance or sale of Units, Notes or any other Securities of the Trust or cash received from time to time;

(iii) any limited partnership units of the Partnerships;

(iv) all Securities held by the Trust or by the Trustee on behalf of the Trust;

(v) investments permitted pursuant to Section 4.2;

(vi) any proceeds of disposition of any of the foregoing property;

(vii) any Securities issued to the Trust as distributions in respect of the Securities held by the Trust; and

(viii) all income, interest, dividends, return of capital, profit, gains and accretions and all substituted assets, rights and benefits of any kind or nature whatsoever arising directly or indirectly from or in connection with or accruing to such foregoing property or such proceeds of disposition;

(oo) "**Trust Deed of Trust**" means the deed of trust of the Initial Unitholder dated as of July 6, 2006;

(pp) "**Trust Liabilities**" shall have the meaning ascribed thereto in Section 2.7(a);

(qq) "**Trustee**" means Petrowest Energy Services Trustee Ltd., a corporation incorporated pursuant to the laws of the Province of Alberta and "**Trustee**" or "**Trustees**" also includes any successor appointed pursuant to Article VII;

(rr) "**Trustee's Regulations**" shall have the meaning ascribed thereto in Section 8.2;

(ss) "**Unit Certificate**" means a certificate, in the form approved by the Trustee, evidencing one or more classes of Units, issued and certified in accordance with the provisions hereof;

(tt) "**Unitholders**" means at any time the beneficiaries of the Trust who are the holders at that time of one or more Units, as shown on the registers of such holders maintained by and on behalf of the Trust or by the Transfer Agent, if any, on behalf of the Trust; and

(uu) "**Units**" means the trust units of the Trust referred to in Section 3.1 authorized and issued hereunder as such and for the time being outstanding and entitled to the benefits hereof and which shall represent beneficial interests in the Trust Assets.

1.2 References to Acts Performed by the Trust

For greater certainty, where any reference is made in this Deed of Trust to an act to be performed or which may not be performed by the Trust, such reference shall be construed and applied for all purposes as if it referred to an act to be performed or which may not be performed by the Trustee on behalf of the Trust or by some other person duly authorized to do so by the Trustee or pursuant to the provisions hereof. Where any reference is made in this Deed of Trust to actions, rights or obligations of the Trustee, that reference shall be construed and applied for all purposes to refer to actions, rights or obligations of the Trustee in its capacity as Trustee of the Trust, and not in its other capacities, unless the context otherwise requires.

1.3 Tax Act

Any reference herein to a particular provision of the Tax Act shall include a reference to that provision as it may be renumbered or amended from time to time. Where there are proposals for amendments to the Tax Act which have not been enacted into law or proclaimed into force on or before the date on which such proposals are to become effective, the Trustee may take such proposals into consideration and apply the provisions hereof as if such proposals had been enacted into law and proclaimed into force. Any reference in this Deed of Trust to a particular provision of the Tax Act shall, to the extent applicable, also include a reference to any applicable and corresponding provision of the income tax laws of a province or territory of Canada.

1.4 Number and Gender

In this Deed of Trust, unless otherwise expressly provided or unless the context otherwise requires, words importing the singular number include the plural, and vice versa and words importing a gender shall include the feminine, masculine and neuter genders.

1.5 Headings for Reference Only

The division of this Deed of Trust into Articles and Sections, the provision of a Table of Contents and the insertion of headings are for convenience of reference only and shall not affect the construction or interpretation of this Deed of Trust. Unless otherwise indicated, all references in this Deed of Trust to an "Article" or "Section" followed by a number or letter refer to the specified article or section of this Deed.

1.6 Day Not a Business Day

In the event that any day on which any amount is to be determined or any other determination is to be made or any action is required to be taken hereunder is not a Business Day, then such amount shall be determined or such action shall be required to be taken at or before the requisite time on the next succeeding day that is a Business Day. This Section 1.6 is not applicable to Sections 5.1, 5.2, 5.3, 5.4, 5.8 and 5.10 and to defined terms used in such Sections.

1.7 Currency

All references in this Deed of Trust to "dollars" or "$" are to Canadian dollars, unless otherwise noted.

1.8 Time of the Essence

Time shall be of the essence in this Deed of Trust.

1.9 Governing Law

This Deed of Trust and the Unit Certificates shall be construed in accordance with the laws of the Province of Alberta and the federal laws of Canada applicable therein and shall be treated in all respects as Alberta contracts. The parties hereto hereby irrevocably submit and attorn to the jurisdiction of the courts of the Province of Alberta.

ARTICLE II
DEED OF TRUST

2.1 Establishment of the Trust

The Trustee hereby declares and agrees to act as trustee of the Trust and to hold and administer the Trust Assets in trust for the use and benefit of the Unitholders, their successors, permitted assigns and personal representatives upon the trusts and subject to the terms and conditions hereinafter declared and set forth, such trust to constitute the Trust hereunder.

2.2 Initial Contribution

The delivery by the Initial Unitholder, concurrent with the execution of this Deed of Trust, of the Initial Contribution to the Trustee for the purpose of settling the Trust is hereby confirmed.

2.3 Name of the Trust

(a) The Trust shall be known and designated as the "PETROWEST ENERGY SERVICES BUSINESS TRUST" and, whenever lawful and convenient, the Trust Assets shall be held and the affairs of the Trust shall be conducted and transacted under that name.

(b) If the Trustee determines that the use of such name is not practicable, legal or convenient, the Trust may use such other designation or may adopt such other name as the Trustee deems appropriate, and the Trust may hold the Trust Assets and conduct its affairs under such other designation or name.

(c) The Trustee may approve and use a version of any name or designation used by the Trust in any language other than English.

(d) Without limiting the foregoing, the Trustee or, where applicable, Petrowest GP or other duly authorized Person, may enter into agreements and other documents for and on behalf of the Trust under the name "Petrowest Energy Services Business Trust" and the Trustee hereby acknowledges and confirms that any such agreement or other documents so entered into under the name "Petrowest Energy Services Business Trust" shall for all purposes be and be deemed to have been entered into by, and be binding on, the Trustee, as trustee for and on behalf of the Trust.

2.4 Head Office

The head office of the Trust hereby created shall be located at Suite 204, 10605 Westside Drive, Grand Prairie, Alberta or such other place or places in Canada as the Trustee may from time to time designate.

2.5 Nature of the Trust

The Trust is an unincorporated, open-ended, limited purpose mutual fund trust established for the purposes specified in Section 4.1. The Trust is not, is not intended to be, shall not be deemed to be and shall not be treated as, a general partnership, limited partnership, society, syndicate, association, joint venture, company, corporation or joint stock company nor shall the Trustee or the Unitholders or any of them or any Person be, or be deemed to be, treated in any way whatsoever as liable or responsible hereunder as partners or joint venturers. The Trustee shall not be, or be deemed to be, an agent of the Unitholders. The relationship of the Unitholders to the Trustee shall be solely that of beneficiaries of the Trust and their rights shall be limited to those conferred upon them by this Deed of Trust. Except as provided herein, the Trustee will have sole responsibility for the conservation and protection of the Trust Assets. For greater certainty, Unitholders will have no responsibility for the conservation or protection of the

Trust Assets, and nothing herein will have the effect of constituting the Unitholders as associates in a joint enterprise for the conduct of business.

2.6 Rights of Unitholders

The rights of each Unitholder (including the right, if any, to call for a distribution or division of assets, monies, funds, income and capital gains held, received or realized by the Trustee) are limited to those contained herein and, except as provided herein, no Unitholder shall be entitled to call for any partition or division of the Trust Assets or for a distribution of any particular asset forming part of the Trust Assets or of any particular monies or funds received by the Trustee. The legal ownership of the Trust Assets and the right to conduct the activities of the Trust are vested exclusively in the Trustee, and no Unitholder has or is deemed to have any right of ownership in, or any other interest in, any of the Trust Assets, except as specifically provided herein. Except as specifically provided herein, no Unitholder or Unitholders shall be entitled to interfere with or give any direction to the Trustee or Petrowest GP with respect to the affairs of the Trust or in connection with the exercise of any powers or authorities conferred upon the Trustee or Petrowest GP under this Deed of Trust. The Units shall be personal property and shall confer upon the holders thereof only the interest and rights specifically set forth in this Deed of Trust.

2.7 Liability of Unitholders

(a) No Unitholder, in its capacity as such, shall incur or be subject to any liability, direct or indirect, absolute or contingent, in contract or in tort or of any other kind to any Person and no resort shall be had to, nor shall recourse or satisfaction be sought from, the private property of any Unitholder for any liability whatsoever in connection with:

(i) the Trust Assets or the ownership, use, operation, acquisition or disposition thereof or exercise or enjoyment of the rights, privileges, conditions or benefits attached thereto, associated therewith or derived therefrom;

(ii) the obligations or the activities or affairs of the Trust;

(iii) any actual or alleged act or omission of the Trustee or by any other Person in respect of the activities or affairs of the Trust (whether or not authorized by or pursuant to this Deed of Trust);

(iv) any act or omission of the Trustee or any other Person in the performance or exercise, or purported or attempted performance or exercise, of any obligation, power, discretion or authority conferred upon the Trustee or such other Person in respect of the activities or affairs of the Trust (whether or not authorized by or pursuant to this Deed of Trust);

(v) any transaction entered into by the Trustee or by any other Person in respect of the activities or affairs of the Trust (whether or not authorized by or pursuant to this Deed of Trust); or

(vi) except as provided in Section 5.8, any taxes, levies, imposts or charges or fines, penalties or interest in respect thereof payable by the Trust or by the Trustee or by any other Person on behalf of or in connection with the activities or affairs of the Trust,

(collectively, the "**Trust Liabilities**").

(b) No Unitholder, in its capacity as a Unitholder, shall be liable to indemnify the Trustee or any other person with respect to any Trust Liabilities.

(c) To the extent that, notwithstanding the provisions of this Section 2.7, any Unitholder, in its capacity as such, may be determined by a judgment of a court of competent jurisdiction to be subject to or liable in respect of any Trust Liabilities, such judgment and any writ of execution or similar process in respect thereof, shall be enforceable only against, and shall be satisfied only out of, that Unitholder's share of the Trust Assets represented by its Units.

(d) Notwithstanding the provisions of this Section 2.7, nothing shall preclude the enforcement of a subordination agreement by a lender or creditor against a Unitholder for amounts wrongly paid to such Unitholder in contravention of such subordination agreement.

2.8 Contractual Obligations of the Trust

In respect of any obligations or liabilities being incurred by the Trust, or the Trustee or Petrowest GP on behalf of the Trust, the Trustee, Petrowest GP and the Trust shall make all reasonable efforts to include as a specific term of such obligations or liabilities a contractual provision to the effect that neither the Unitholders, Petrowest GP nor the Trustee, have any personal liability or obligations in respect thereof. In particular, the Trustee, Petrowest GP and the Trust shall make all reasonable efforts to include in every agreement entered into by or on behalf of the Trust, whether by the Trustee, Petrowest GP or otherwise (except as the Trustee or Petrowest GP may otherwise expressly agree in writing with respect to their own personal liability) a provision substantially to the following effect:

> "The parties hereto acknowledge that the **[Trustee] [Petrowest GP]** is entering into this agreement solely **[in its capacity as trustee] [in its capacity as administrator on behalf]** of the Trust and the obligations of the Trust hereunder shall not be personally binding upon **[the Trustee] [Petrowest GP]** or any registered or beneficial holder of units of the Trust or any beneficiary under a plan of which a holder of units acts as a trustee or carrier, and that resort shall not be had to, nor shall recourse be sought from, any of the foregoing or the private property of any of the foregoing in respect of any indebtedness, obligation or liability of the Trust arising hereunder or arising in connection herewith or from the matters to which this agreement relates, if any, including without limitation claims based on negligence or otherwise tortious behavior, and recourse shall be limited to, and satisfied only out of, the "Trust Assets" as defined in the Deed of Trust of the Trust, dated as of •, 2006, as amended from time to time."

The omission of such a provision from any such written instrument shall not operate to impose personal liability on the Trustee, Petrowest GP or any Unitholder. If, notwithstanding this provision, the Trustee, Petrowest GP or any Unitholder shall be held liable to any Person by reason of the omission of such statement from any such agreement, undertaking or obligation, the Trustee, Petrowest GP or such Unitholder shall be entitled to indemnity and reimbursement out of the Trust Assets to the full extent of such liability.

2.9 Conduct of Operations

The activities of the Trust will be conducted, upon the advice of counsel, in such a way and in such jurisdictions as to avoid as far as possible any material risk of liability to Unitholders for claims against the Trust including by obtaining appropriate insurance where available.

ARTICLE III
ISSUE AND SALE OF UNITS

3.1 Nature of Units

(a) The beneficial interests in the Trust shall be divided into interests of one class, described and designated as "Trust Units", which shall be entitled to the rights and subject to the limitations, restrictions and conditions set out herein, and the interest of each Unitholder shall be determined by the number of Units registered in the name of the Unitholder.

(b) Each Unit is transferable and represents an equal undivided beneficial interest in any distribution from the Trust and in any of the Trust Assets net of the Trust Liabilities or any other net assets of the Trust in the event of the termination or winding-up of the Trust. All Units outstanding from time to time shall be entitled to equal shares in any distributions by the Trust and, in the event of the termination or winding-up of the Trust, in the net assets of the Trust. All Units shall rank among themselves equally and rateably without discrimination, preference or priority.

(c) Each Unit shall entitle the holder thereof to one vote at all meetings of Unitholders or in respect of any written resolution of Unitholders.

(d) The issued and outstanding Units may be subdivided or consolidated from time to time by the Trustee without notice or approval from the Unitholders.

3.2 Authorized Number of Units

The aggregate number of Units which is authorized and may be issued hereunder is unlimited.

3.3 Issue of Unit to Initial Unitholder

Concurrently with the execution and delivery of this Deed of Trust by the parties hereto, the Trustee shall execute and issue to the Initial Unitholder, in consideration for the payment of

the Initial Contribution, a Unit Certificate for forty-five (45) Units and the Trustee shall enter the Initial Unitholder on the register of the Trust as the holder of forty-five (45) Units and countersign the Unit Certificate and deliver it to the Initial Unitholder.

3.4 Future Issue of Units

(a) Subject to the terms of this Deed of Trust, Units may be issued by the Trust at the times, to the Persons, for the consideration and on the terms and conditions that the Trustee or the Board of Directors determines and, without limiting the generality of the foregoing, the Trustee or the Board of Directors may authorize the Trust to pay any commission which the Trustee or the Board of Directors determines to be reasonable to any Person in consideration of such Person purchasing or agreeing to purchase Units from the Trust or from any other Person or procuring or agreeing to procure purchasers for Units. At the option of the Trustee or the Board of Directors, Units may be issued in satisfaction of any distribution of the Trust to Unitholders on a *pro rata* basis. The Trustee or the Board of Directors may create and issue installment receipts, subscription receipts, rights, warrants (including so-called "special warrants" which may be exercisable for no additional consideration) or options to subscribe for Units or debt instruments that are convertible into or exchangeable for Units (collectively, **"convertible securities"**) which convertible securities may be exercisable at any subscription price or prices and at any time or times as the Trustee or the Board of Directors may determine. The convertible securities so created may be issued for any consideration or for no consideration, all as the Trustee or the Board of Directors may determine. A convertible security shall not be a Unit and the holder of that convertible security shall not be a Unitholder.

(b) Units are only to be issued as fully paid in money, property (including an obligation to pay consideration in installments), or past services, and are not to be subject to future calls or assessments; provided however that Units may be issued for a consideration payable in installments and that the Trust may take security over such Units to be issued under any such offering as security for unpaid installments. In determining whether property or past services are the fair equivalent of monetary consideration, the Trustee or the Board of Directors may take into account reasonable charges and expenses of organization and reorganization and payments for property and past services reasonably expected to benefit the Trust, and the resolution of the Trustee or the Board of Directors allotting and issuing those Units shall express the fair equivalent in money of the other consideration received.

3.5 No Fractional Units

Fractions of Units shall not be issued, except pursuant to distributions of additional Units to all Unitholders pursuant to Section 5.7 or as a consequence of a consolidation under Section 3.7. Fractional Trust Units will not be entitled to be voted at meetings of Unitholders.

3.6 No Pre-Emptive Rights

No Person shall be entitled, as a matter of right, to subscribe for or purchase any Unit. There are no pre-emptive rights attaching to the Units.

3.7 Consolidation of Units

(a) Unless otherwise determined by the Trustee on the recommendation of Petrowest GP, immediately after any *pro rata* distribution of additional Units to all Unitholders pursuant to Section 5.7, the number of the outstanding Units will automatically be consolidated such that each Unitholder will hold after the consolidation the same number of Units as the Unitholder held before the distribution of additional Units. In this case, each Unit Certificate representing a number of Units prior to the distribution of additional Units is deemed to represent the same number of Units after the distribution of additional Units and the consolidation.

(b) Notwithstanding Section 3.7(a), where tax is required to be withheld from a Unitholder's share of the distribution, the consolidation will result in that Unitholder holding that number of Units equal to (i) the number of Units held by the Unitholder prior to the distribution plus the number of Units received by the Unitholder in connection with the distribution (net of the number of whole and partial Units withheld on account of withholding taxes) multiplied by (ii) the fraction obtained by dividing the aggregate number of Units outstanding prior to the distribution by the aggregate number of Units that would be outstanding following the distribution and before the consolidation if no withholding were required in respect of any part of the distribution payable to any Unitholder. That Unitholder will be required to surrender the Unit Certificates, if any, representing that Unitholder's original Units, in exchange for a Unit Certificate representing that Unitholder's post consolidation Units.

ARTICLE IV
PURPOSE AND INVESTMENTS OF THE TRUST

4.1 Purpose of the Trust

The Trust is hereby created for the following purposes:

(a) participating in the acquisition of energy services businesses;

(b) acquiring, investing in, holding, transferring, disposing of and otherwise dealing with, directly or indirectly, in any of the Securities issued by the Partnerships including investing in Securities issued by the Partnerships subsidiaries and borrowing funds for that purpose;

(c) investing in any other Securities and in any other investments as the Trustee or Petrowest GP may determine and borrowing funds for that purpose;

(d) temporarily holding cash in interest bearing accounts and short-term investments for the purposes of making investments, paying the expenses and the liabilities of the Trust, paying amounts payable by the Trust in connection with the redemption of any Units, or Securities of the Trust, and making distributions to Unitholders;

(e) issuing Units or securities convertible into or exchangeable for Units for the purpose of obtaining funds to conduct any of the activities of the Trust, completing any acquisition of Securities or any other assets for the benefit of the Trust;

(f) issuing debt securities, including the Notes, (including debt securities convertible into, or exchangeable for, Units or other Securities of the Trust) provided recourse shall be limited to the Trust Assets or otherwise borrowing and mortgaging, pledging, charging, granting a security interest in or otherwise encumbering any of the Trust Assets as security;

(g) guaranteeing (as guarantor, surety or co-principal obligor) the payment of any indebtedness, liability or obligation of the Partnerships or Petrowest GP or any of their direct or indirect subsidiaries, and mortgaging, pledging, charging, granting a security interest in or otherwise encumbering all or any part of the Trust Assets, including Securities issued by the Partnerships or Petrowest GP or any direct or indirect subsidiary, as security for that guarantee;

(h) disposing of any part of the Trust Assets;

(i) repurchasing, redeeming or otherwise acquiring Securities of the Trust, including pursuant to any issuer bid made by the Trust;

(j) satisfying the obligations, liabilities or indebtedness of the Trust;

(k) performing all acts necessary, incidental, ancillary or related to any of the foregoing subsections (a) to (j); and

(l) undertaking such other activities or taking such other actions to conduct the business of the Trust as shall be approved by the Trustee from time to time.

4.2 Other Investments

To the extent that any monies or other property received by the Trust or the Trustee are not to be immediately used by the Trustee for the purpose of making distributions under Article V, the Trustee is hereby authorized and, where directed by Petrowest GP to do so, shall invest such monies in: (i) short-term debt obligations of or guaranteed by the Government of Canada or a province of Canada; (ii) commercial paper obligations of a corporation whose short-term commercial paper is rated R-1 (or higher) by Dominion Bond Rating Service Limited or A-1 (or higher) by Standard & Poor's Rating Services; (iii) term deposits, interest bearing accounts, certificates of deposit or banker's acceptance issued or guaranteed by one of the six largest (in terms of total assets) Canadian chartered banks; or (iv) any combination of the foregoing.

ARTICLE V
DISTRIBUTIONS

5.1 Computation of Distributable Cash of the Trust

(a) The "**Cash Flow of the Trust**", for, or in respect of, any Distribution Period, shall be determined pursuant to the following provisions:

(i) all cash amounts which are received by the Trust for, and in respect of, the Distribution Period, including, without limitation, distributions received from the Partnerships, interest, dividends, proceeds from the disposition of Securities, returns of capital and repayments of indebtedness, and all amounts received by the Trust in any prior Distribution Period to the extent those amounts were not included in its calculation of Cash Flow of the Trust in that prior Distribution Period and were not previously distributed, shall be included in the calculation;

(ii) the following amounts shall be deducted in the calculation:

(A) all costs, expenses, liabilities, obligations or amounts of the Trust which, in the opinion of the Trustee, upon the recommendation of Petrowest GP, may reasonably be considered to have accrued and become owing by the Trust in respect of, or which relate to, such Distribution Period or a prior Distribution Period if not accrued or deducted in determining Cash Flow of the Trust in that prior period, including any interest payable by the Trust on any indebtedness of the Trust, including the Notes and any tax liabilities of the Trust;

(B) all amounts which relate to the redemption or purchase of Units or Notes or other Securities of the Trust by the Trust and which have been paid or became payable in cash by the Trust in such Distribution Period; and

(C) any funds borrowed by the Trust, the net proceeds of any issuance of Units, Notes or other Securities of the Trust in such Distribution Period after deducting any associated expenses or commissions, shall not be included in the calculation.

(b) The "**Distributable Cash**" for, or in respect of, a Distribution Period shall be the Cash Flow of the Trust for such Distribution Period less any amount which the Trustee, upon the recommendation of Petrowest GP, may reasonably consider to be necessary to:

(i) provide for the payment of any costs, expenses, liabilities or obligations which are reasonably expected to be incurred by the Trust;

(ii) be retained by the Trust to comply with such limits or restrictions as may be agreed to between the Trustee or Petrowest GP and any lender(s) of the

Trust or contained in any loan agreement(s) entered into by the Partnerships or any subsidiary or affiliate of the Partnerships;

(iii) make allowances for contingencies or for working capital, investments or acquisitions;

(iv) any amount that the Trustee determines, upon the recommendation of Petrowest GP, is appropriate to retain for a reserve to stabilize distributions; and

(v) provide for the payment of any income tax liability of the Trust.

5.2 Computation of Income and Net Realized Capital Gains

(a) The "**Income of the Trust**" for any taxation year of the Trust shall be the net income for the year determined pursuant to the provisions of the Tax Act (other than subsection 104(6)) and ignoring any designations made under subsection 104(19) having regard to the provisions thereof which relate to the calculation of taxable income of a trust, and taking into account such adjustments thereto as are determined by the Trustee, upon the recommendation of Petrowest GP, in respect of dividends received or deemed to be received from taxable Canadian corporations, amounts paid or payable by the Trust to Unitholders and such other amounts as may be determined in the discretion of the Trustee, upon the recommendation of Petrowest GP, provided, however, that capital gains and capital losses shall be excluded from the computation of net income.

(b) The "**Net Realized Capital Gains**" of the Trust for any taxation year of the Trust shall be determined as the amount, if any, by which the aggregate of the capital gains of the Trust in the year exceeds the total of:

(i) the aggregate of the capital losses of the Trust calculated in accordance with the Tax Act in the year;

(ii) any capital gains that are realized by the Trust as a result of a redemption of Units pursuant to Article VI;

(iii) the amount determined by the Trustee, upon the recommendation of Petrwest GP, in respect of any net capital losses for prior taxation years which the Trust is permitted by the Tax Act to deduct in computing the taxable income of the Trust for the year; and

(iv) any amount in respect of which the Trust is entitled to a capital gains refund under the Tax Act, as determined by the Trustee, upon the recommendation of Petrowest GP;

provided that at the discretion of the Trustee, upon the recommendation of Petrowest GP, the Net Realized Capital Gains of the Trust for a year may be calculated without subtracting the full amount of the net capital losses for the year

and/or without subtracting the full amount of the net capital losses of the Trust carried forward from previous years.

5.3 Distributions of Distributable Cash

The Trustee shall, upon the recommendation of Petrowest GP, on or before each Distribution Record Date, declare payable to the Unitholders of record on such Distribution Record Date, all of the Distributable Cash for the Distribution Period which includes such Distribution Record Date. The proportionate share for each Unit of the amount of such Distributable Cash shall be determined by dividing such amount by the number of issued and outstanding Units on such Distribution Record Date. Each Unitholder's share of such Distributable Cash shall be an amount equal to the proportionate share for each Unit of such Distributable Cash multiplied by the number of Units owned of record by each such Unitholder on such Distribution Record Date. Subject to Sections 5.4 and 5.7, Distributable Cash which has been declared to be payable to Unitholders in respect of a Distribution Period shall be paid in cash on the Distribution Payment Date in respect of such Distribution Period.

5.4 Other Distributions

(a) In addition to the distributions which are made to Unitholders pursuant to Section 5.3, the Trustee may, upon the recommendation of Petrowest GP, declare to be payable and make distributions, to Unitholders, from time to time, out of Income of the Trust, Net Realized Capital Gains, the capital of the Trust or otherwise, in any year, in such amount or amounts, and on such dates as the Trustee, upon the recommendation of Petrowest GP, may determine, to Unitholders at the record date for the distribution.

(b) Having regard to the present intention of the Trustee to allocate, distribute and make payable to Unitholders all of the Income of the Trust, Net Realized Capital Gains and any other applicable amounts so that the Trust will not have any liability for tax under Part I of the Tax Act in any taxation year, the following amounts shall, without any further actions on the part of the Trustee, be due and payable to Unitholders of record on December 31 in each such year:

(i) an amount equal to the amount, if any, by which the Income of the Trust for such year exceeds the aggregate of the portions, if any, of each distribution paid or payable by the Trust pursuant to Section 5.3 and Section 5.4(a) which have been determined by the Trustee, pursuant to Section 5.5, to have been payable by the Trust out of the Income of the Trust for such year; and

(ii) an amount equal to the amount, if any, by which the Net Realized Capital Gains of the Trust for such year exceeds the aggregate of the portions, if any, of each distribution paid or payable by the Trust pursuant to Section 5.3 and Section 5.4(a) which have been determined by the Trustee, pursuant to Section 5.5, to have been payable by the Trust out of Net Realized Capital Gains for such year.

(c) The proportionate share of each Unit of the amount of any distribution made pursuant to either or both of Sections 5.4(a) and (b) shall be determined by dividing such amount by the number of issued and outstanding Units on the applicable record date in respect of a distribution pursuant to Section 5.4(a) and on December 31 in respect of a distribution pursuant to Section 5.4(b). Each Unitholder's share of the amount of any such distribution shall be an amount equal to the proportionate share of each Unit of such amount multiplied by the number of Units owned of record by each such Unitholder on such applicable record date or December 31 in the year of such distribution, as the case may be. Subject to Section 5.7, amounts which have been declared to be payable to Unitholders pursuant to either Section 5.4(a) or (b) shall be paid in cash no later than the Distribution Payment Date which immediately follows the applicable record date in respect of a distribution pursuant to Section 5.4(a) and, in respect of a distribution pursuant to Section 5.4(b), such amount shall be payable on December 31 and shall be paid forthwith, and in no event later than January 30 of the following year, subject to Section 5.6.

(d) In addition to the distributions which are made payable to Unitholders, the Trustee may designate any income or capital gain realized by the Trust as a result of the redemption of Units pursuant to Article VI and Notes pursuant to the Note Indenture or otherwise to the redeeming Unitholder in accordance with this Article V.

5.5 Character of Distributions and Designations

In accordance with and to the extent permitted by the Tax Act, the Trustee, upon the recommendation of Petrowest GP, in each year shall make designations and elections in respect of the amounts payable to Unitholders for such amounts that the Trustee, upon the recommendation of Petrowest GP, considers to be reasonable in all of the circumstances, including, without limitation, designations relating to taxable dividends received or deemed to be received by the Trust in the year on shares of taxable Canadian corporations, net capital gains realized by the Trust in the year, certain resource income as contemplated by subsection 104(29) and foreign source income of and foreign taxes paid by the Trust for the year, as well as elections under subsections 104(13.1) and/or 104(13.2) of the Tax Act that income be taxed to the Trust, rather than to the Unitholders. Distributions payable to Unitholders pursuant to this Article V shall be deemed to be distributions of Income of the Trust, Net Realized Capital Gains, Trust capital or other items in such amounts as the Trustee shall, in its absolute discretion, determine. For greater certainty, it is hereby declared that any distribution of Net Realized Capital Gains shall include the non-taxable portion of the capital gains of the Trust which are encompassed in such distribution.

5.6 Enforceability of Right to Receive Distributions

For greater certainty, it is hereby declared that each Unitholder shall have the legal right to enforce payment of any amount payable to such Unitholder as a result of any distribution which is declared or made payable to such Unitholder pursuant to this Article V, as of the date on which those amounts become payable.

5.7 Method of Payment of Distributions

(a) The Trustee may, where the Trustee upon the recommendation of Petrowest GP determines that the Trust does not have available cash in an amount sufficient to make payment of the full amount of any distribution which has been declared to be payable pursuant to this Article V on the due date for such payment, or if any cash distribution should be contrary to any loan agreement or subordination agreement, effect payment of any distribution declared to be payable by:

(i) the *pro rata* issuance of additional Units, or fractions of Units; and/or

(ii) the *pro rata* issuance of Notes,

having a value equal to the difference between the amount of such distribution and the amount of cash which has been determined by the Trustee to be available for the payment of such distribution.

(b) For the purpose of determining the number of Units to be distributed pursuant to Section 5.7(a)(i), the value of each Unit shall be equal to the Redemption Price of the Units on the applicable Distribution Record Date in respect of a distribution pursuant to Section 5.3 or Section 5.4(a), or December 31 in respect of a distribution under Section 5.4(b), provided that if the particular date is not a Business Day then the Redemption Price shall be determined on the last Business Day which precedes such particular date.

(c) For the purpose of determining the principal amount of Notes to be distributed pursuant to Section 5.7(a)(ii), the value of each Note shall be the principal amount of indebtedness represented by any such Note.

5.8 Withholding Taxes

The Trustee shall deduct or withhold from distributions payable to any Unitholder all amounts required by Applicable Law to be withheld from such distribution, whether those distributions are in the form of cash, additional Units or otherwise. The Trustee may rely on advice of legal counsel or Petrowest GP in making all such determinations. To the extent that amounts are so deducted or withheld, such amounts shall be treated for all purposes as having been paid to the Unitholder in respect of which such deduction and withholding was made. In the event of a distribution in the form of additional Units, the Trustee may sell Units of those Unitholders to pay those withholding taxes and to pay all of the Trustee's reasonable expenses with regard thereto and the Trustee shall have the power of attorney of the Unitholder to do so. Upon completion of any sale of Units in accordance with this Section 5.8, the affected Unitholder shall cease to be the holder of the Units sold.

5.9 Tax Act Definitions

Unless otherwise specified or the context otherwise requires, any term in this Article V which is defined in the Tax Act shall have for the purposes of this Article V the meaning that it has in the Tax Act.

5.10 Payments of Cash

(a) Any payments of cash by the Trust to a Unitholder pursuant to this Article V or pursuant to any other provision of this Deed of Trust will be conclusively deemed to have been made upon mailing of a cheque in a postage pre-paid envelope, addressed to the Unitholder at the Unitholder's address appearing in the register of Unitholders unless such cheque is dishonoured upon presentment. Upon such payment, the Trust shall be discharged from all liability to the Unitholder in respect of such payment except to replace any cheque which is lost or destroyed. In the case of joint registered Unitholders, any cash payment required hereunder to be made to a Unitholder shall be deemed to be made to such Unitholders jointly and shall be paid by cheque or bank draft.

(b) A Unitholder or any one of the joint Unitholders may designate and the Trustee may accept that any payment required to be made hereunder shall be made by deposit to an account of such Unitholder or to a joint account of such Unitholder and any other Person or in the case of joint registered Unitholders to an account of joint registered Unitholders or to an account of any one of the joint registered Unitholders. A cheque or bank draft shall, unless the joint registered Unitholders otherwise direct, be payable to the order of all of the said joint registered Unitholders, and if more than one address appears on the books of the Trust in respect of such joint unitholding to any such addresses, the cheque or bank draft of payment in other acceptable manner as aforesaid shall satisfy and discharge all liability of the Trustee or the Trust for the amount so required to be paid unless the cheque or bank draft is not paid at par on presentation at any place where by its terms it is payable. In the event of non-receipt of any such cheque or bank draft by the Person to whom it is mailed, the Trustee, on proof of the non-receipt and upon satisfactory indemnity being given to them and to the Trust, shall issue to the Person a replacement cheque or bank draft for a like amount.

ARTICLE VI
REDEMPTION OF UNITS

6.1 Right of Redemption

Each Unitholder shall be entitled to require the Trust to redeem, at any time or from time to time, at the demand of the Unitholder, all or any part of the Units registered in the name of the Unitholder at the prices determined and payable in accordance with the terms and conditions hereinafter provided. The Trust shall have the right, at its option, to redeem at any time or from time to time all or any part of the Units, other than the initial Unit held by the Initial Unitholder, as the Trustee determines in its sole discretion at the prices determined and payable in accordance with the provisions herein provided.

6.2 Exercise of Redemption Right by a Unitholder

(a) To exercise a Unitholder's right to require redemption under this Article VI, a duly completed and properly executed redemption notice, in a form reasonably acceptable to the Trustee, requiring the Trust to redeem the number of Units

specified therein to be so redeemed, together with the certificates representing the Units to be so redeemed, shall be sent to the Trust (at its head office) or as the Trustee may otherwise direct. No form or manner of completion or execution shall be sufficient unless the same is in all respects satisfactory to the Trustee and is accompanied by any further evidence that the Trustee may reasonably require with respect to the identity, capacity or authority of the person giving such notice.

(b) Upon receipt by the Trust of the notice to redeem Units, together with the certificates representing the Units to be so redeemed, the Unitholder shall thereafter cease to have any rights with respect to the Units tendered for redemption (other than to receive the redemption payment therefor unless the redemption payment is not made as provided for herein) including the right to receive any distributions thereon which are declared payable to the Unitholders of record on a date which is subsequent to the day of receipt by the Trust of such notice. Units shall be considered to be tendered for redemption on the date that the Trustee has, to its satisfaction, received the notice and other required documents or evidence as aforesaid (the "**Redemption Date**").

6.3 Exercise of Redemption Right by the Trust

(a) The Trust shall be entitled to redeem, at any time or from time to time, all or any part of the Units held by Unitholders in accordance with the terms and conditions hereinafter provided.

(b) Notice of redemption of Units by the Trust shall be given to Unitholders called for redemption at least 10 days prior to the redemption date at the last address of such Unitholder on the register of the Trust. Such notice shall be irrevocable and shall specify the number of Units called for redemption, the redemption date, the Redemption Price and the places of payment.

(c) The Redemption Price will be payable upon presentation and surrender of the Units called for redemption at the registered office of the Trust or at any other places specified in the notice of redemption.

(d) Upon notice to redeem Units being provided in accordance with the procedures prescribed herein, the Unitholders shall thereafter cease to have any rights with respect to the Units to be redeemed (other than to receive the redemption payment therefor unless the redemption payment is not made as provided for herein) including the right to receive any distributions thereon which are declared payable to the Unitholders of record on a date which is subsequent to the day of such notice. Units shall be considered to be redeemed on the date that the Trustee has, to its satisfaction, delivered the notice and other required documents or evidence as aforesaid.

6.4 Redemption

(a) Upon receipt by the Trust of the notice to redeem Units in accordance with Section 6.2, or upon receipt by a Unitholder of the notice to redeem in accordance with Section 6.3, the Unitholder tendering or receiving such notice shall be

entitled to receive a price per Unit (hereinafter called the "**Redemption Price**") equal to:

$$\frac{(A \times B) - C}{D}$$

where:

A = the cash redemption price per trust unit of the Initial Unitholder calculated as of the close of business on the Redemption Date in accordance with the terms of the Trust Deed of Trust;

B = the aggregate number of trust units of the Initial Unitholder outstanding as of the close of business on the Redemption Date;

C = the aggregate unpaid principal amount and accrued interest thereon of the Notes and any other indebtedness of the Trust held by or owed to the Initial Unitholder and the fair market value of any other assets or investments held by the Initial Unitholder (other than Notes or Units) as of the close of business on the Redemption Date; and

D = the aggregate number of Units outstanding held by the Unitholders as of the close of business on the Redemption Date.

(b) The aggregate Redemption Price payable by the Trust in respect of any Unit tendered for redemption by the holder thereof during any month will be satisfied, at the option of the Trustee in its sole discretion, (i) in immediately available funds by cheque; (ii) by the issuance to or to the order of the Unitholder whose Units are to be redeemed of such aggregate amount of such Notes as is equal to the aggregate Redemption Price payable to such Unitholder rounded down to the nearest $10, with the balance of any such aggregate Redemption Price not paid in Notes to be paid in immediately available funds by cheque; or (iii) by any combination of funds and Notes as the Trustee shall determine in its sole discretion, in each such case, payable or issuable on the last day of the calendar month following the calendar month in which the Units were so tendered or called for redemption. A Unitholder whose Units are tendered for redemption may elect, at any time prior to the payment of the Redemption Price, to receive Notes pursuant to (ii) above in the place of all or part of the funds otherwise payable, the principal amount of such Notes payable to be equal to the funds otherwise payable, rounded down to the nearest $10.

(c) Payments by the Trust of the Redemption Price are conclusively deemed to have been made upon the mailing of the cheque representing any funds payable or any Notes issuable by registered mail in a postage prepaid envelope addressed to the redeeming Unitholder and/or any party having a security interest in respect of the

Units so redeemed. Upon such payment, the Trust shall be discharged from all liability to the redeeming Unitholder and any party having a security interest in respect of the Units so redeemed.

6.5 Cancellation of Unit Certificates for all Redeemed Units

All Unit Certificates which are redeemed under this Article VI shall be cancelled and such Units shall no longer be outstanding and shall not be reissued.

ARTICLE VII
THE TRUSTEE

7.1 Indefinite Term of Office

The Trustee shall hold office until the earlier of: (i) the termination of the Trust or (ii) its resignation, removal or ceasing to qualify as a trustee under Section 7.5 and the appointment of a successor trustee pursuant to this Article VII.

7.2 Resignation

The Trustee and any successor Trustee may resign at any time by giving notice in writing to Petrowest GP. Such resignation will take effect on the date such notice is given or at any later time specified in the notice, provided that no such resignation shall be effective until the appointment of a successor to the Trustee pursuant to Section 7.4 and the legal and valid assumption by the new Trustee of all obligations of the Trustee related hereto in the same capacities as the resigning Trustee. Any entitlement of the Trustee to fees or other remuneration shall continue until the effective date of the resignation.

7.3 Removal

The Trustee may be removed by the Unitholders at any time with or without cause by a Special Resolution of the Unitholders at a meeting called for that purpose or by the unanimous written consent of Unitholders. The removal of the Trustee under this Section 7.3 shall not be effective until the appointment of a successor or successors to the Trustee pursuant to Section 7.4.

7.4 Appointment

The Unitholders by a unanimous written resolution or at a meeting of Unitholders shall appoint a successor to any Trustee that has resigned pursuant to Section 7.2 or who has been removed under Section 7.3. If no successor to a Trustee who has resigned under Section 7.2 or who has been removed under Section 7.3 has accepted an appointment under this Section 7.4 within 90 days after such notice of resignation or removal, as the case may be, the Trustee or any Unitholder may apply to a court of competent jurisdiction for the appointment of a successor Trustee.

7.5 Qualifications of Trustee

No Person shall at any time be eligible to be appointed as a Trustee pursuant to Section 7.4, or to act as a Trustee at any time, other than a corporation incorporated under the laws of Canada or a province thereof which is not a non-resident of Canada for purposes of the Tax Act. The Trustee is not required to hold Units.

7.6 Number

At all times there shall be at least one Trustee.

7.7 Remuneration of the Trustee

The Trustee, in its capacity as trustee, shall be entitled to such fees or other reasonable remuneration as shall be agreed by the Trustee and the Board of Directors from time to time.

7.8 Payment of Remuneration

Any fees or other remuneration payable to the Trustee under Section 7.7 shall be paid out of the Income of the Trust and, to the extent that the Income of the Trust shall be insufficient, out of the Trust Assets.

7.9 Trustee to Act as Principal

In the exercise or purported exercise of any of its powers hereunder and in the performance or purported performance of any of the obligations imposed upon, or undertaken by, the Trustee pursuant to this Deed of Trust, the Trustee shall act as a principal and shall not be the agent of all or any of the Unitholders or of any other Person.

7.10 Liability to Third Parties

All acts done, written instruments executed and all obligations and liabilities incurred by or on behalf of the Trustee or by any person who is an officer, employee or agent of the Trustee, in the performance of the responsibilities, powers and authorities of the Trustee hereunder, shall be conclusively taken to have been done, executed or incurred only by or on behalf of the Trustee in its capacity as trustee.

7.11 Officers

The Trustee may, from time to time, appoint one or more officers of the Trust and, without prejudice to rights under any employment contract, may remove any officer of the Trust. The powers and duties of each officer of the Trust shall be those determined from time to time by the Trustee and, in the absence of such determination, shall be those usually applicable to the office held. A majority of the officers shall not be non-residents of Canada for the purposes of the Tax Act.

7.12 Continuing Obligations of the Trust

Upon the Trustee ceasing to hold office as provided in this Article VII, the Trustee shall cease to be a party to this Deed of Trust; provided however, that the Trustee shall continue to be

entitled to payments of any amounts owing by the Trust to the Trustee which had accrued prior to the Trustee ceasing to hold office and provided further that the Trustee and each of its directors, officers, employees, shareholders and agents shall continue to be entitled to the benefit of any indemnity and limitation of liability provisions contained in this Deed.

7.13 Vesting in Successor Trustee

The title to any part of the Trust Assets held by any Trustee who is no longer in office shall vest (subject to all mortgages, charges and other security interests granted, created or assumed by the Trustee no longer in office) forthwith in any successor Trustee, without further act or formality, but in any event, if requested, any Trustee which ceases to act hereunder shall execute all instruments and do all acts necessary to vest such title as it may have had in the Trust Assets in any successor Trustee of record, without court accounting or further act or formality.

ARTICLE VIII
CONCERNING THE TRUSTEE

8.1 Powers of the Trustee

(a) Subject to the terms and conditions of this Deed of Trust, the Trustee may exercise from time to time in respect of the Trust Assets and the investments and affairs of the Trust any and all rights, powers and privileges that could be exercised by the legal and beneficial owner of those assets.

(b) Subject to the specific limitations contained in this Deed of Trust and any delegation of powers made to Petrowest GP and permitted hereunder, the Trustee shall have, without further or other action or consent, and free from any power or control on the part of the Unitholders full, absolute and exclusive power, control and authority over the Trust Assets and over the affairs of the Trust to the same extent as if the Trustee was the sole and absolute beneficial owner of the Trust Assets in its own right, to do all acts and things as in its sole judgment and discretion are necessary or incidental to, or desirable for, carrying out the trust created under this Deed of Trust. In construing the provisions of this Deed of Trust, the presumption shall be in favour of the powers and authority granted to the Trustee. The enumeration of any specific power or authority in this Deed of Trust shall not be construed as limiting the general powers or authority or any other specified power or authority conferred in this Deed of Trust on the Trustee. To the maximum extent permitted by Applicable Law, the Trustee shall, in carrying out investment activities, not be in any way restricted by the provisions of the laws of any jurisdiction limiting or purporting to limit investments which may be made by trustees. Without limiting the generality of the foregoing, but subject to any express limitations contained in this Deed of Trust, the Trustee may make any investments without being required to adhere to all or any particular portion of the investment criteria or diversification requirements set forth in the *Trustee Act* (Alberta), as amended from time to time, and may delegate management and authority to discretionary managers of investment funds as the Trustee in its discretion determines appropriate.

8.2 Specific Powers and Authorities of the Trustee

Subject only to the express limitations contained in this Deed of Trust and in addition to any other powers and authorities conferred by this Deed of Trust or which the Trustee may have by virtue of any Applicable Law, the Trustee, without any action or consent by the Unitholders shall have, and may exercise at any time and from time to time, the following powers and authorities which may or may not be exercised by the Trustee in its sole judgment and discretion and in such manner and upon such terms and conditions as it may from time to time determine proper:

(a) to supervise the activities and manage the investments and affairs of the Trust;

(b) to manage the Trust Assets;

(c) to maintain records and provide reports to Unitholders;

(d) to collect, sue for and receive all sums of money or other property due to the Trust;

(e) to open, operate and close accounts and other similar credit, deposit and banking arrangements and to negotiate and sign banking and financing contracts and agreements;

(f) to determine conclusively the allocation to capital, income or other appropriate accounts of all receipts, expenses and disbursements;

(g) to determine conclusively the value of any or all of the Trust Assets from time to time and, in determining that value, to consider any information and advice as the Trustee in its sole judgment, may deem material and reliable;

(h) to enter into any Note Indenture and issue, redeem, make payments in respect of and otherwise deal with the Notes in the manner provided for in such Note Indenture;

(i) to effect payment of distributions to the Unitholders as provided in Article V but not contrary to any provisions of any subordination agreement;

(j) to invest any and all funds and monies of the Trust in the manner set forth in Article IV;

(k) to invest, hold shares, units, beneficial interests, partnership interests, joint venture interests or other interests or Securities in any of the Persons described in Sections 4.1(a) and (b) necessary or useful to carry out the purpose of the Trust and to exercise all rights pertaining to such interests or Securities;

(l) to possess and exercise all the rights, powers and privileges pertaining to the ownership of any Securities comprising the Trust Assets to the same extent that an individual might, unless otherwise limited herein, and, without limiting the generality of the foregoing, to vote or give any consent, request or notice, or

waive any notice, either in person or by proxy or power of attorney, with or without power of substitution, to one or more Persons, which proxies and powers of attorney may be for meetings or actions generally or for any particular meeting or action and may include the exercise of discretionary power;

(m) subject to Section 8.4, to sell, transfer, assign and convey, for and on behalf of the Trust, all or any portion of the Trust Assets on such terms and conditions as the Trustee shall deem to be in the best interests of the Unitholders;

(n) where reasonably required, to engage or employ on behalf of the Trust any Persons as agents, representatives, employees, independent contractors or administrators (including, without limitation, investment advisors, registrars, underwriters, accountants, lawyers, appraisers, brokers or otherwise) in one or more capacities;

(o) except as prohibited by Applicable Law, to delegate any of the powers and duties of the Trustee to Petrowest GP or any one or more agents, representatives, officers, employees, independent contractors, administrators or other Persons without liability to the Trustee, except as provided in this Deed of Trust;

(p) to engage in, intervene in, prosecute, join, defend, compromise, settle, abandon or adjust, by arbitration or otherwise, any actions, suits, disputes, claims, demands or other litigation or proceedings, regulatory or judicial, relating to the Trust, the Trust Assets or the Trust's affairs, to enter into agreements therefor, whether or not any suit or proceeding is commenced or claim asserted and, in advance of any controversy, to enter into agreements regarding the arbitration, adjudication or settlement thereof;

(q) to arrange for insurance contracts and policies insuring the Trust, the Trust Assets, the business of the Partnerships or any direct or indirect subsidiary of the Trust and/or any or all of the Trustee or the Unitholders, including against any and all claims and liabilities of any nature asserted by any Person arising by reason of any action alleged to have been taken or omitted by the Trust or by the Trustee or Unitholders or by any of the Trust's subsidiaries or otherwise;

(r) to cause legal title to any of the Trust Assets to be held by and/or in the name of the Trustee, or, except as prohibited by Applicable Law, by and/or in the name of the Trust or any other custodian or Person, on such terms, in such manner, with such powers in such Person as the Trustee may determine and with or without disclosure that the Unitholders, the Trust or the Trustee is interested therein, provided however that should legal title to any of the Trust Assets be held by and/or in the name of any Person or Persons other than the Trustee or the Trust, the Trustee shall require such Person or Persons to execute a trust agreement acknowledging that legal title to such assets is held in trust for the benefit of the Unitholders;

(s) without limit as to amount, to borrow money or otherwise obtain credit in the name of the Trust from time to time, from any Person for the purpose of carrying out the business or any other purposes of the Trust and for such purpose to draw,

make, execute and issue loan agreements, promissory notes, debentures, convertible debentures, notes or similar debt securities and other negotiable and non-negotiable instruments and evidences of indebtedness (any or all of which may contain limitations or restrictions on payments, transfers, distributions or dispositions), secure the payment of sums so borrowed or indebtedness incurred and mortgage, pledge, assign or grant a priority interest in any money owing to the Trust or engage in any other means of financing the Trust;

(t) without limit as to amount, to lend funds to any Person, including without limitation, the Partnerships or any affiliate of the Trust, in such manner and for such purposes as have been and may be approved and determined to be in the best interests of the Unitholders by the Trustee;

(u) to guarantee, indemnify or act as a surety with respect to the payment or performance of any indebtedness, liabilities or obligations of any kind of any Person, including without limitation, the Partnerships or any affiliate of the Trust and, if required, to pledge Securities of such Person as security for such guarantee or indemnity;

(v) to enter into any subordination, postponement or priority agreement on behalf of the Trust with any lender or creditor to any Person, including the Partnerships or any affiliate of the Trust, pursuant to which, among other things, the Trust may agree to subordinate and postpone its debt, security or any right to receive any income from any Person;

(w) to charge, mortgage, hypothecate, pledge or assign on behalf of the Trust, or grant any security interest, lien or encumbrance over or with respect to, all or any portion of the currently owned or subsequently acquired Trust Assets for any purpose, including to secure any monies borrowed or other liabilities or obligations of the Trust or to secure any guarantee granted by the Trust;

(x) to issue Units, Notes or convertible securities for such consideration as the Trustee may deem appropriate in its sole discretion, such issuance to be subject to the terms and conditions of this Deed of Trust;

(y) to subdivide or consolidate from time to time the issued and outstanding Units;

(z) in addition to the mandatory indemnification provided for in Section 8.9, to the extent permitted by Applicable Law, to indemnify, or enter into agreements with respect to the indemnification of, any Person with whom the Trust has dealings including, without limitation, the Trustee or the Transfer Agent or escrow agent, if any, to such extent as the Trustee shall determine;

(aa) to pay all taxes or assessments, of whatever kind or nature, whether within or outside Canada, imposed upon or against the Trustee in connection with the Trust Assets, the undertaking of the Trust or the Income of the Trust, or imposed upon or against the Trust Assets, the undertaking of the Trust or the Income of the Trust, or any part thereof, and to settle or compromise disputed tax liabilities and for the foregoing purposes to make such returns, take such deductions, and make

such designations, elections and determinations in respect of the Income of the Trust or Net Realized Capital Gains distributed to Unitholders in the year and any other matter as shall be permitted under the Tax Act (provided that to the extent necessary the Trustee will seek the advice of the Trust's counsel or the Auditors), and do all such other acts and things as may be deemed by the Trustee in its sole discretion to be necessary, desirable or convenient;

(bb) to make, execute, acknowledge and deliver any and all agreements, deeds, contracts, waivers, releases or other documents of transfer and any and all other instruments in writing necessary (including tax elections or designations) or proper for the accomplishment of any of the powers granted to the Trustee under the terms of this Deed of Trust; and

(cc) to do all such other acts and things as are incidental to the foregoing, and to exercise all powers which are necessary or useful to carry on the purpose and activities of the Trust, to promote any of the purposes for which the Trust is formed and to carry out the provisions of this Deed of Trust.

The Trustee shall have the power to prescribe any form provided for or contemplated by this Deed of Trust and the Trustee may make, adopt, amend or repeal regulations containing provisions relating to the conduct of the affairs of the Trust not inconsistent with Applicable Law or with this Deed of Trust (the "**Trustee's Regulations**"). The Trustee shall also be entitled to make any reasonable decisions, designations or determinations not contrary to this Deed of Trust which it may determine is necessary or desirable in interpreting, applying or administering this Deed of Trust or in administering, managing or operating the Trust. Any Trustee's Regulations, decisions, designations or determinations made pursuant to this section shall be conclusive and binding upon all Persons affected thereby. The Trustee shall, except as may be prohibited by Applicable Law, have the right to delegate authority for the above referenced matters to a manager or administrator, including Petrowest GP, where the Trustee determines in its sole discretion that such delegation is desirable to effect the administration of the duties of the Trustee under the Deed of Trust. The Trustee may also delegate certain powers for management of the day-to-day affairs of the Trust provided that delegation is not inconsistent with this Deed of Trust.

8.3 Voting of Securities Held by the Trust

The Securities held from time to time by the Trustee as part of the Trust Assets may and shall be voted by the Trustee at any and all meetings of securityholders of such Persons in which the Trust holds Securities, at which the holders of such Securities are entitled to vote.

8.4 Restrictions on Trustee's Powers

Notwithstanding Section 8.3, the Trustee may not at any time following the date hereof under any circumstances whatsoever authorize or vote the Securities held by it to authorize:

(a) any amalgamation, arrangement or other merger of Petrowest GP, Acquisitionco, the Partnerships with any other Person, except with one or more direct or indirect wholly-owned subsidiaries of the Trust or the Initial Unitholder or in conjunction

with an internal reorganization with an affiliate or subsidiary of the Partnerships or the Trust;

(b) the winding-up or dissolution of the Partnerships prior to the end of the term of the Trust, except in conjunction with an internal reorganization with an affiliate or subsidiary of the Partnerships or the Trust; or

(c) any sale, lease or exchange of all or substantially all of the Trust Assets, except pursuant to any security granted under Section 8.2(w), or to any internal reorganization of the direct or indirect assets of the Trust as a result of which the Trust has the same interest, whether direct or indirect, in the assets as the interest, whether direct or indirect, that it had prior to the reorganization or where any such sale, lease or exchange is effected between or among the Trust and any one or more of:

(i) the Initial Unitholder;

(ii) the Partnerships;

(iii) any other corporation, partnership, firm or other form of entity or organization that is directly or indirectly wholly-owned by the Trust or the Initial Unitholder;

(iv) any trust or trusts, the sole beneficiaries of which are the Trust and/or any of the Persons referred to in (i) through (iii) above; and

(v) any partnership, the only partners of which are Persons referred to in (i) through (iv) above; or

(d) any sale, lease or exchange of all or substantially all of the assets of the Partnerships except pursuant to any security granted by the Partnerships, except pursuant to any internal reorganization with an affiliate or subsidiary of the Initial Unitholder, the Trust or the Partnerships, or where any such sale, lease or exchange is effected between or among any one or more of:

(i) the Initial Unitholder;

(ii) the Trust;

(iii) the Partnerships;

(iv) any other corporation, partnership, firm or other form of entity or organization that is directly or indirectly wholly-owned by the Initial Unitholder, the Trust or the Partnerships;

(v) any trust or trusts, the sole beneficiaries of which are the Trust and/or any of the Persons referred to in (i) through (iv); and

(vi) any partnership, the only partners of which are Persons referred to in (i) through (v) above,

in each case, without the approval of the Unitholders by Special Resolution at a meeting of Unitholders called for that purpose.

8.5 Banking

The banking activities of the Trust, or any part thereof, shall be transacted with such bank, trust company, or other firm or corporation carrying on a banking business as the Trustee may designate, appoint or authorize from time to time and all such banking activities, or any part thereof, shall be transacted on the Trust's behalf by the Trustee or one or more officers of the Trust, Petrowest GP or the Trustee as the Trustee may designate, appoint or authorize from time to time including, but without restricting the generality of the foregoing, the operation of the Trust's accounts; the making, signing, drawing, accepting, endorsing, negotiation, lodging, depositing or transferring of any cheques, promissory notes, drafts, acceptances, bills of exchange and orders for the payment of money; the giving of receipts for orders relating to any property of the Trust; the execution of any agreement relating to any property of the Trust; the execution of any agreement relating to any such banking activities and defining the rights and powers of the parties thereto; and the authorizing of any officer of such banker to do any act or thing on the Trust's behalf to facilitate such banking activities.

8.6 Standard of Care and Duties

The Trustee and all officers of the Trustee shall act honestly and in good faith with a view to the best interests of the Trust and the Unitholders and, in connection therewith, shall exercise the degree of care, diligence and skill that a reasonably prudent person would exercise in comparable circumstances. Unless otherwise required by Applicable Law, the Trustee and officers of the Trustee shall not be required to give bond, surety or security in any jurisdiction for the performance of any duties or obligations hereunder. The Trustee, in its capacity as Trustee, shall not be required to devote its entire time to the investments, business or affairs of the Trust.

8.7 Fees and Expenses

The Trustee shall be paid reasonable fees, costs and expenses incurred in connection with the administration and management of the Trust, including (without limitation) fees, costs, charges and expenses of auditors, lawyers, appraisers and other agents, consultants and professional advisors employed by or on behalf of the Trust and the cost of reporting or giving notices to Unitholders. All costs, charges and expenses properly incurred by the Trustee on behalf of the Trust shall be payable out of the Income of the Trust and, to the extent that the Income of the Trust shall be insufficient, out of the Trust Assets.

8.8 Limitations on Liability of Trustee

Subject to the standard of care set forth in Section 8.6, neither the Trustee nor any of its directors, officers, employees, shareholders or agents shall be liable to any Unitholder for any action taken or not taken in good faith in reliance on any documents that are, prima facie, properly executed; any depreciation of, or loss to, the Trust incurred by reason of the sale of any asset; the loss or disposition of monies or Securities; or any other action or failure to act including, without limitation, the failure to compel in any way any former Trustee to redress any breach of trust or any failure by any other Person to perform the duties delegated to it under this Deed of Trust or any failure by the Partnerships to pay monies owed to the Trust, except for a

breach of a standard of care, diligence and skill as set out in Section 8.6 or a breach of Section 8.4. If the Trustee has retained an appropriate expert, advisor or legal counsel with respect to any matter connected with its duties under this Deed of Trust, the Trustee may act or refuse to act based on the advice of such expert, advisor or legal counsel and, notwithstanding any provision of this Deed of Trust, including, without limitation, the standard of care, diligence and skill set out in Section 8.6, the Trustee shall not be liable for any action or refusal to act based on the advice of any such expert, advisor or legal counsel that it is reasonable to conclude is within the expertise of such expert, advisor or legal counsel to give.

Subject to the standard of care set forth in Section 8.6, neither the Trustee nor any of its directors, officers, employees, shareholders or agents shall be subject to any liability whatsoever in tort, contract or otherwise, in connection with the Trust Assets or the affairs of the Trust, including in respect of any loss or diminution in value of any Trust Assets, to the Trust or to the Unitholders or to any other Person for anything done or permitted to be done by the Trustee. The Trustee shall not be subject to any liability for any debts, liabilities, obligations, claims, demands, judgments, costs, charges or expenses against or with respect to the Trust arising out of anything done or permitted or omitted to be done in respect of the execution of the duties of the office of Trustee for or in respect to the affairs of the Trust. No property or assets of the Trustee will be subject to any levy, execution or other enforcement procedure with regard to any obligations under this Deed of Trust or under any other related agreements. No recourse may be had or taken, directly or indirectly, against the Trustee or against any incorporator, shareholder, director, officer, employee or agent of the Trustee or any successor of the Trustee. The Trust shall be solely liable therefor and resort shall be had solely to the Trust Assets for payment or performance thereof. In the exercise of the powers, authorities or discretion conferred upon the Trustee under this Deed of Trust, the Trustee is and shall be conclusively deemed to be acting as trustee of the Trust Assets.

8.9 Indemnification of Trustee

Each Trustee, each former Trustee, each director, officer, employee, shareholder and agent of the Trustee and each former director, officer, employee, shareholder and agent of the Trustee shall be entitled to be and shall be indemnified and reimbursed out of the Trust Assets in respect of any and all taxes (other than taxes on compensation), penalties or interest in respect of unpaid taxes or other governmental charges imposed upon the Trustee or former Trustee or director, officer, employee, shareholder or agent or former director, officer, employee, shareholder or agent in consequence of his or her performance of his or her duties hereunder and in respect of any and all costs, charges and expenses, including amounts paid to settle an action or satisfy a judgment, reasonably incurred in respect of any civil, criminal or administrative action or proceeding to which the Trustee, former Trustee, director, officer, employee, shareholder or agent or former director, officer, employee, shareholder or agent is made a party or against whom any such claim, action or proceeding is commenced or proposed by reason of being or having been a Trustee or director, officer, employee, shareholder or agent of the Trustee or, at the request of the Trust, a director or officer of any subsidiaries of the Trust; provided that a Trustee, former Trustee, director, officer, employee, shareholder or agent or former director, officer, employee, shareholder or agent shall not be indemnified out of the Trust Assets in respect of unpaid taxes or other governmental charges or in respect of such costs, charges and expenses that arise out of or as a result of his, her or its failure to act honestly and in good faith with a view to the best interests of the Unitholders and in accordance with the standard of care

set forth in Section 8.6. A Trustee, former Trustee, director, officer, employee, shareholder or agent or former director, officer, employee, shareholder or agent shall not be entitled to satisfy any right of indemnity or reimbursement granted herein, or otherwise existing under Applicable Law, except out of the Trust Assets, and no Unitholder or other Trustee or director, officer, employee, shareholder or agent shall be personally liable to any Person with respect to any claim for such indemnity or reimbursement as aforesaid.

8.10 Conditions Precedent

The obligation of the Trustee to commence or continue any act, action, suit or proceeding or to represent the Trust in any action, suit or proceeding shall be conditional upon sufficient funds being available to the Trustee from the Trust Assets to commence or continue such act, action, suit or proceeding or to represent the Trust in any action, suit or proceeding and an indemnity reasonably satisfactory to the Trustee to protect and hold harmless the Trustee against the costs, charges and expenses and liabilities to be incurred therein and any loss and damage it may suffer by reason thereof. None of the provisions contained in this Deed of Trust shall require the Trustee to expend or risk its own funds or otherwise incur financial liability in the performance of its duties or in the exercise of any of its rights or powers unless it is given an indemnity and funding satisfactory to the Trustee, acting reasonably.

8.11 Reliance Upon Trustee and Officers

Any Person dealing with the Trust in respect of any matters pertaining to the Trust Assets and any right, title or interest therein or to the Trust or to Securities of the Trust shall be entitled to rely on a certificate, statutory declaration or resolution executed or certified by the Trustee, Petrowest GP or any officer of the Petrowest GP as to the capacity, power and authority of the Trustee or any Person to act for and on behalf of and in the name of the Trust. No Person dealing with the Trustee or any officers of the Trust or Petrowest GP shall be bound to see the application of any funds or property passing into the hands or control of the Trustee or any officers of the Trust or Petrowest GP. The receipt of the Trustee or any officer of the Trust or Petrowest GP for monies or other consideration shall be binding upon on the Trust.

8.12 Survival of Indemnities

All indemnities, all limitations of liability and all other provisions for the protection of the Trustee provided for in this Deed of Trust shall survive the termination of this Deed of Trust under Article XIII and the removal or resignation of the Trustee under Article VII.

8.13 Trustee May Have Other Interests

Subject to Applicable Laws, and without affecting or limiting the duties and responsibilities or the limitations and indemnities provided in this Deed of Trust, the Trustee is hereby expressly permitted to:

(a) be, or be an associate or an affiliate of, a Person from or to whom the Trust Assets have been or are to be purchased or sold;

(b) be, or be an associate or an affiliate of, a Person with whom the Trust, the Partnerships or a subsidiary or an affiliate of the Trust contracts or deals or a

Person which supplies services or extends credit to the Trust, the Partnerships or a subsidiary or an affiliate of the Trust; and

(c) derive direct or indirect benefit, profit or advantage from time to time as a result of dealing with the Trust or the relationships, matters, contracts, transactions, affiliations or other interests stated in this Section 8.13 without being liable to the Trust or any Unitholder for any such direct or indirect benefit, profit or advantage.

Subject to Applicable Laws, none of the relationships, matters, contracts, transactions, affiliations or other interests permitted above shall be, or shall be deemed to be or to create, a material conflict of interest with the Trustee's duties hereunder.

8.14 Vacancies

No vacancy of the office of Trustee shall operate to annul this Deed of Trust or affect the continuity of the Trust.

8.15 Validity of Acts

Any act of a Trustee is valid notwithstanding any irregularity in the appointment of the Trustee or a defect in the qualifications of the Trustee.

ARTICLE IX
DELEGATION OF POWERS

9.1 Delegation Permitted

Except as prohibited by Applicable Law, the Trustee may delegate to any Person such authority and such powers as the Trustee may in its sole discretion deem necessary or desirable to effect the administration of the duties of the Trustee under this Deed of Trust, without regard to whether such authority is normally granted or delegated by trustees. In accordance with the foregoing, the Trustee may grant broad discretion to administer and manage the day-to-day operations of the Trust, to act as agent for the Trust, to execute documents on behalf of the Trust and to make executive decisions for and on behalf of the Trust. Any administrator shall have the powers and duties delegated thereto or otherwise expressly provided for herein and in any administration or management agreement including, without limitation, the power to retain and instruct such appropriate experts or advisors to perform those duties and obligations granted or delegated to the administrator which it is not qualified to perform (and the administrator shall notify the Trustee of the name of the Person or Persons retained or instructed and the terms and conditions thereof).

9.2 Sub-Delegation

In respect to any delegation by the Trustee of any of its powers and authorities, as permitted hereunder, to any Person whomsoever, the Trustee, in its absolute discretion, shall be permitted to authorize a delegate to further sub-delegate any such powers and authorities.

9.3 Liability of Trustee

The Trustee shall have no liability or responsibility for any acts or omissions of any administrator (or any sub-delegate thereof) arising hereunder or under any administration or management agreement and the Trustee, in delegating to and relying upon the administrator, or any sub-delegate thereof (as the case may be), shall be deemed to have complied with its obligations under Section 8.6 hereof.

ARTICLE X
AMENDMENT

10.1 Amendment

The provisions of this Deed of Trust, except where specifically provided otherwise, may only be amended by the Trustee with the consent of the Unitholders evidenced by a Special Resolution; provided that the provisions of this Deed of Trust may be amended by the Trustee, at any time and from time to time, without the consent, approval or ratification of the Unitholders or any other Person at any time for the purpose of:

(a) ensuring continuing compliance with Applicable Laws (including the Tax Act), regulations, requirements or policies of any Governmental Authority having jurisdiction over the Trustee or the Trust;

(b) making amendments which, in the opinion of the Trustee, provides additional protection or added benefits for the Unitholders;

(c) removing any conflicts or inconsistencies in this Deed of Trust or making minor changes or corrections including the correction or rectification of any ambiguities, defective provisions, errors, mistakes or omissions, which are, in the opinion of the Trustee, necessary or desirable and not prejudicial to the Unitholders;

(d) making amendments which, in the opinion of the Trustee, are necessary or desirable and in the interests of the Unitholders as a result of changes in taxation laws or policies of any Governmental Authority having jurisdiction over the Trustee or the Trust; or

(e) for any purpose (except one in respect of which a vote by Unitholders is specifically otherwise required) if the Trustee is of the opinion that the amendment is not prejudicial to Unitholders and is necessary or desirable,

but, notwithstanding the foregoing, no such amendment shall modify the right to one vote per Unit or reduce the fractional undivided interest in the Trust Assets represented by any Unit without the consent of the holder of such Unit and no amendment shall reduce the percentage of votes required to be cast at a meeting of the Unitholders for the purpose of this Section 10.1 without the unanimous consent of the Unitholders.

10.2 Notification of Amendment

As soon as shall be practicable after the making of any amendment pursuant to Section 10.1, the Trustee shall furnish written notification of the substance of the amendment to the Unitholders.

ARTICLE XI
MEETINGS OF UNITHOLDERS

11.1 Annual and Special Meetings of Unitholders

Annual meetings of the Unitholders shall be called, commencing in 2007, on or before June 30 in each year, or otherwise as required by Applicable Laws, at a time and at a place in Canada set by Petrowest GP. The business transacted at such meetings shall include, subject to Section 15.9, the presentation of the consolidated audited financial statements of the Trust for the immediately preceding fiscal year, the direction of the Business Trustee as to the persons to be elected to the board of directors of the Trustee and the Board of Directors for the ensuing year, the appointment of Auditors for the ensuing year and the transaction of such other business as Unitholders may be entitled to vote upon as hereinafter provided in this Article XI or as the Trustee or Petrowest GP may determine or as may be properly brought before the meeting.

Special meetings of the Unitholders may be called at any time by the Trustee or Petrowest GP and shall be called by Petrowest GP upon a written request of Unitholders holding in the aggregate not less than 5% of the Units then outstanding, such request to be sent to Petrowest GP at the head office of the Trust specifying in reasonable detail the purpose or purposes for which such meeting is to be called.

The chairman of any annual or special meeting shall be the Chairman of Petrowest GP or, in the absence of the Chairman of Petrowest GP, any person appointed as chairman of the meeting by the Unitholders present. The Trustee, the directors and officers of Petrowest GP, the Auditors and any other person approved by the Trustee or Petrowest GP, the chairman of the meeting or by resolution passed by a majority of the votes cast by Unitholders represented at the meeting may attend meetings of the Unitholders. Upon receiving the requisition described above, Petrowest GP will call a meeting of the Unitholders to transact the business referred to in the requisition, unless:

(a) Petrowest GP has called a meeting of Unitholders and has given notice thereof pursuant to Section 11.2; or

(b) in connection with the business as stated in the requisition:

  (i) it clearly appears that the matter covered by the requisition is (1) submitted by the Unitholder primarily for the purpose of enforcing a personal claim or redressing a personal grievance against the Trust, the Trustee, Petrowest GP, the Partnerships or the Unitholders, or (2) does not relate in a significant way to the business or affairs of the Trust;

  (ii) provides for cash redemptions or repurchases of Units or Notes;

(iii) the Trust, at the Unitholder's request, included a matter covered by a requisition in an information circular relating to a meeting of the Unitholders held within two years preceding the receipt of such request and the Unitholder failed to present the matter, in person or by proxy, at the meeting;

(iv) substantially the same matter covered by the requisition was submitted to Unitholders in an information circular relating to a meeting of the Unitholders held within two years preceding the receipt of the Unitholder's request and the matter covered by the requisition was defeated; or

(v) the rights conferred by this Section 11.1 are being abused to secure publicity.

If Petrowest GP does not, within 30 days after receiving the requisition, call a meeting, any Unitholder who signed the requisition may call the meeting in accordance with the provisions of this Article XI, *mutatis mutandis*. If there is no Trustee, the directors or officers of Petrowest GP will promptly call a special meeting of the Unitholders for the election of a successor Trustee, failing with any interested Person (including a Unitholder) may apply to a court of competent jurisdiction to appoint a replacement Trustee. The phrase "meeting of the Unitholders" wherever it appears in this Deed of Trust will mean both annual meetings and any other meetings of the Unitholders.

11.2 Notice of Meetings

Notice of all meetings of Unitholders shall be delivered to each Unitholder at his or her last address on the books of the Trust at least 21 days and not more than 60 days before the meeting, subject to Applicable Law. Such notice shall specify the time when, and the place where, such meeting is to be held and shall specify the nature of the business to be transacted at such meeting in sufficient detail to permit a Unitholder to form a reasoned judgment thereon, together with the text of any Special Resolution, at the time of mailing of the notice, proposed to be passed. Any adjourned meeting, other than a meeting adjourned for lack of quorum under Section 11.3, may be held as adjourned without further notice. The accidental omission to give notice or the non-receipt of such notice by a Unitholder shall not invalidate any resolution passed at any such meeting. Notwithstanding the foregoing, a meeting of Unitholders may be held at any time without notice if all the Unitholders are present or represented thereat or those not so present or represented have waived notice. Any Unitholder (or a duly appointed proxy of a Unitholder) may waive any notice required to be given under the provisions of this section, and such waiver, whether given before or after the meeting, shall cure any default in the giving of such notice.

11.3 Quorum

At any meeting of the Unitholders, subject as hereinafter provided, a quorum shall consist of one or more individuals present in person either holding personally or representing as proxies not less in aggregate than 5% of the outstanding Units. In the event of such quorum not being present at the appointed place on the date for which the meeting is called within 30 minutes after the time fixed for the holding of such meeting, the meeting, if called by request of Unitholders, shall be terminated and, if otherwise called, shall stand adjourned to such day being not less than

14 days later and to such place and time as may be appointed by the chairman of the meeting. If at such adjourned meeting a quorum as above defined is not present, the Unitholders present either personally or by proxy shall form a quorum, and any business may be brought before, or dealt with at, such an adjourned meeting which might have been brought before, or dealt with at, the original meeting in accordance with the notice calling the same.

11.4 Voting Rights of Unitholders

Only Unitholders of record shall be entitled to vote and each Unit shall entitle the holder or holders of that Unit to one vote on a poll vote at any meeting of Unitholders. Every question submitted to a meeting, other than a Special Resolution, shall, unless a poll vote is demanded, be decided by a show of hands vote, on which every person present and entitled to vote shall be entitled to one vote. At any meeting of Unitholders, any holder of Units entitled to vote thereat may vote by proxy and a proxy need not be a Unitholder, provided that no proxy shall be voted at any meeting unless it shall have been received by the Transfer Agent, if any, or the Trustee for verification at least 24 hours prior to the commencement of such meeting or such earlier time as the chairman of the meeting may determine. When any Unit is held jointly by several persons, any one of them may vote at any meeting in person or by proxy in respect of such Unit, but if more than one of them shall be present at such meeting in person or by proxy, and such joint owners or their proxies so present disagree as to any vote to be cast, such vote purporting to be executed by or on behalf of a Unitholder shall be deemed valid unless challenged at or prior to its exercise, and the burden of proving invalidity shall rest on the challenger.

Unitholders may revoke a proxy by depositing an instrument in writing (which includes another proper form of proxy with a later date), at any time up to and including the last business day preceding the day of the meeting, or by depositing it with the chairman of the meeting on the day of the meeting.

11.5 Resolutions Binding the Trustee

Unitholders shall be entitled to pass resolutions that will bind the Trustee or the Trust only with respect to the following matters:

(a) the appointment of a Trustee as provided in Article VII;

(b) the authorization of the matters set out in Section 8.4;

(c) the consent to amendments of this Deed of Trust proposed by the Trustee as provided in Section 10.1;

(d) the election of the board of directors of the Trustee and the Board of Directors for the ensuing year pursuant to Section 11.1;

(e) the appointment of an Inspector as provided in Section 11.9;

(f) the termination of the Trust as provided in Section 13.2;

(g) the appointment or removal of Auditors as provided in Article XVI; and

(h) any other matters required by Applicable Laws to be submitted to Unitholders for their approval.

Except with respect to the above matters set out in this Section 11.5, no action taken by the Unitholders or any resolution of the Unitholders at any meeting shall in any way bind the Trustee. Any action taken or resolution passed in respect of any matter at a meeting of Unitholders shall be by Special Resolution, unless the contrary is otherwise expressly provided under any specific provision of this Deed of Trust and except for the matters set out in subsections (a), (d), (f) and, if applicable, (g) above which matters may be dealt with by a resolution passed by a majority of the votes cast by Unitholders represented at the meeting.

11.6 Meaning of "Special Resolution"

(a) The expression "**Ordinary Resolution**" when used in this Deed of Trust means a resolution proposed to be passed as an ordinary resolution at a meeting of Unitholders (including an adjourned meeting) duly convened for that purpose and held in accordance with the provisions of this Article XI at which one or more individuals present in person either holding personally or representing as proxies not less in aggregate than 5% of the number of Units then outstanding and entitled to vote and passed by the affirmative votes of the holders of more than 50% of the Units and represented at the meeting and voted on a poll upon such resolution or approved in writing in one or more counterparts by Unitholders holding at least 50% of the votes represented by the Units entitled to vote on such resolution.

(b) The expression "**Special Resolution**" when used in this Deed of Trust means a resolution proposed to be passed as a special resolution at a meeting of Unitholders (including an adjourned meeting) duly convened for that purpose and held in accordance with the provisions of this Article XI at which one or more individuals present in person either holding personally or representing as proxies not less in aggregate than 5% of the number of Units then outstanding and entitled to vote and passed by the affirmative votes of the holders of more than 66 2/3% of the Units represented at the meeting and voted on a poll upon such resolution or approved in writing in one or more counterparts by Unitholders holding at least 66 2/3% of the votes represented by the Units entitled to vote on such resolution.

(c) Notwithstanding Section 11.3, if at any meeting at which a Special Resolution is proposed to be passed the holders of 5% of the aggregate number of Units outstanding are not present in person or by proxy within 30 minutes after the time appointed for the meeting, then the meeting, if convened by or on the requisition of Unitholders, shall be dissolved; but in any other case it shall stand adjourned to such date, being not less than 21 nor more than 60 days later and to such place and time as may be appointed by the chairman of the meeting. Not less than 10 days prior notice shall be given of the time and place of such adjourned meeting in the manner provided in Section 11.2. Such notice shall state that at the adjourned meeting the Unitholders present in person or by proxy shall form a quorum but it shall not be necessary to set forth the purposes for which the meeting was originally called or any other particulars. At the adjourned meeting the Unitholders present in person or by proxy shall form a quorum and may

transact the business for which the meeting was originally convened and a resolution proposed at such adjourned meeting and passed by the requisite vote as provided in subsection (a) of this Section 11.6 shall be a Special Resolution within the meaning of this Deed of Trust, notwithstanding that the holders of less than 5% of the aggregate number of Units then outstanding are present in person or by proxy at such adjourned meeting.

(d) Votes on a Special Resolution shall always be given on a poll and no demand for a poll on a Special Resolution shall be necessary.

11.7 Meaning of "Outstanding"

Every Unit issued, certified and delivered hereunder shall be deemed to be outstanding until it shall be cancelled or delivered to the Trustee or Transfer Agent, if any, for cancellation, provided that:

(a) when a new certificate has been issued in substitution for a Unit Certificate which has been lost, stolen, mutilated or destroyed, only one of such Unit Certificates shall be counted for the purposes of determining the number of Units outstanding;

(b) for the purpose of any provision of this Deed of Trust entitling holders of outstanding Units to vote, sign consents, requisitions or other instruments or take any action under this Deed of Trust, Units owned directly or indirectly, legally or equitably, by the Trust, the Partnerships or any subsidiary thereof shall be disregarded except that:

(i) for the purpose of determining whether the Trustee shall be protected in relying on any such vote, consent, requisition or other instrument or action only the Units which the Trustee knows are so owned shall be so disregarded; and

(ii) Units so owned which have been pledged in good faith other than to the Trust, the Partnerships or any subsidiary thereof shall not be so disregarded if the pledgee shall establish to the satisfaction of the Trustee the pledgee's right to vote such Units in his or her discretion free from the control of the Trust, the Partnerships or any subsidiary thereof.

For the purposes of this Section 11.7, the Transfer Agent, if any, shall provide a certificate which will state the number of Units and the certificate numbers of certificates, if certificates are issued, held by the Trust, the Partnerships or any subsidiary thereof. The Trustee shall be entitled to rely on such certificate in order to disregard the votes of any of the parties mentioned above.

11.8 Record Date for Voting

For the purpose of determining the Unitholders who are entitled to receive notice of and to vote or act at any meeting or any adjournment thereof, Petrowest GP may fix a date not more than 60 days and not less than 21 days prior to the date of any meeting of Unitholders as a record date for the determination of Unitholders entitled to receive notice of and to vote at such meeting

or any adjournment thereof. Any Unitholder who was a Unitholder at the time so fixed shall be entitled to receive notice of and to vote at such meeting or any adjournment thereof even though the Unitholder has since that time disposed of his or her Units, except to the extent that the transferee of those Units produces properly endorsed Unit Certificates or otherwise establishes that he or she owns the Units, and demands, not later than 10 days before the meeting that his or her name be included in the list of Unitholders before the meeting, in which case the transferee will be entitled to receive notice of and to vote his or her Units at the meeting or any adjournment thereof. In the event that Petrowest GP does not fix a record date for any meeting of Unitholders, the record date for such meeting shall be the date upon which notice of the meeting is given as provided under Section 11.2.

11.9 Appointment of Inspector

Petrowest GP shall call a meeting of Unitholders upon the written request of Unitholders holding in the aggregate not less than 15% of the Units then outstanding for the purpose of considering the appointment of an inspector to investigate the performance by the Trustee of its responsibilities and duties in respect of the Trust (the "**Inspector**"). If Petrowest GP does not call a meeting within 21 days after receiving a valid written request, any Unitholder who signed the request may call such a meeting. An Inspector may be appointed for such purpose, at the expense of the Trust, at such meeting by a resolution approved by a majority of the votes cast at the meeting. The Inspector shall not have any powers that are inconsistent with this Deed of Trust as may be conferred upon him or her at the meeting when the Inspector is appointed, but in all events shall not have any powers to act in any capacity as the Trustee or in place or instead of the Trustee in any manner under this Deed of Trust.

11.10 Resolutions in Writing

Notwithstanding any other provision of this Deed of Trust, a resolution in writing executed by Unitholders holding a proportion of Units equal to or greater than the proportion of Units required to vote in favour thereof at a meeting of the Unitholders to approve that resolution is valid and binding for all purposes of this Deed of Trust as if such Unitholders had exercised at that time all of the voting rights to which they were then entitled under Sections 11.5 or 11.6 in favour of such resolution at a meeting of Unitholders duly called for the purpose.

11.11 Binding Effect of Resolutions

Every resolution passed in accordance with the provisions of this Deed of Trust at a meeting of Unitholders shall be binding upon all the Unitholders, whether present at or absent from that meeting, and each and every Unitholder shall be bound to give effect accordingly to every such resolution.

11.12 No Breach

Notwithstanding any other provision of this Deed of Trust, Unitholders shall have no power to effect any amendment to this Deed of Trust which would require the Trustee to take any action or conduct the affairs of the Trust in a manner which would constitute a breach or default by the Trust or the Trustee under any agreement binding on, or obligation of, the Trust or the Trustee.

ARTICLE XII
CERTIFICATES, REGISTRATION AND TRANSFER OF UNITS

12.1 Nature of Units

The provisions of this Article XII shall not in any way alter the nature of Units or the relationships of a Unitholder to the Trustee and of one Unitholder to another, but are intended only to facilitate the issuance of certificates evidencing the ownership of Units and the recording of all transactions in respect of Units and Unit Certificates whether by the Trust, securities dealers, stock exchanges, transfer agents, registrars or other Persons. The Units shall be issued in the form of the Unit Certificate.

12.2 Unit Certificates

(a) Unit Certificates shall, subject to the provisions hereof, be in such form as is authorized from time to time by the Trustee.

(b) If issued, Unit Certificates are issuable only in fully registered form.

(c) The definitive form of the Unit Certificates shall:

(i) be in the English language and may also be in the French language;

(ii) be dated as of the date of issue thereof; and

(iii) contain such distinguishing letters and numbers as the Trustee shall prescribe.

(d) In the event Unit Certificates are also issued in the French language and any provision of the Unit Certificates in the French language shall be susceptible of an interpretation different from the equivalent provision in the English language, the interpretation of such provision in the English language shall be determinative.

(e) Each Unit Certificate shall be signed on behalf of the Trustee and the Transfer Agent, if any, of such Units. Signatures of the Trustee required to appear on such certificate may be printed, lithographed or otherwise mechanically reproduced thereon and, in such event, certificates so signed are as valid as if they had been signed manually. Any Unit Certificate which has one manual signature as provided above shall be valid notwithstanding that one or more persons whose signature is printed, lithographed or mechanically reproduced no longer holds office at the date of issuance of that Unit Certificate.

12.3 Contents of Unit Certificates

Until otherwise determined by the Trustee, each Unit Certificate shall legibly set forth on the face thereof, among other things, the following:

(a) the name of the Trust and the words "A trust created under the laws of the Province of Alberta by a Deed of Trust dated August 29, 2006, or words of like effect;

(b) the name of the Person to whom the Unit Certificate is issued as Unitholder;

(c) the number of Units represented thereby;

(d) that the Units represented thereby are transferable;

(e) the words "The Trust Units represented by this certificate are issued upon the terms and subject to the conditions of the Deed of Trust, which Deed of Trust is binding upon all holders of Units and, by acceptance of this certificate, the holder assents to the terms and conditions of the Deed of Trust. A copy of the Deed of Trust pursuant to which this certificate and the Units represented thereby are issued may be obtained by a Unitholder on demand and without fee from the head office of the Trust" or words of like effect; and

(f) the words "For information as to personal liability of a Unitholder, see the reverse side of this certificate" or words of like effect.

Until otherwise determined by the Trustee, upon the recommendation of Petrowest GP, each such certificate shall legibly set forth on the face or the reverse side thereof, *inter alia*, the following:

(a) "The Deed of Trust provides that no Unitholder shall be subject to any personal liability whatsoever, in tort, contract or otherwise, to any person in connection with the assets of the Trust or the obligations or the affairs of the Trust and all such persons shall look solely to the assets of the Trust for satisfaction of claims of any nature arising out of or in connection therewith and the assets of the Trust only shall be subject to levy or execution" or words of like effect; and

(b) appropriate forms of notice of exercise of the right of redemption and of powers of attorney for transferring Units.

The Unit Certificates may be engraved, printed or lithographed, or partly in one form and partly in another, as the Trustee may determine.

12.4 Register of Unitholders

A register for the Units shall be kept at the head office of the Trust, or, if a Transfer Agent has been appointed, at the principal corporate trust office in Calgary, Alberta of the Transfer Agent, which register shall contain the names and addresses of the Unitholders, the respective numbers of Units held by them, the certificate numbers of the certificates representing such Units and a record of all transfers and redemptions thereof. Branch transfer registers shall be maintained at such other offices of the Transfer Agent, if any, as the Trustee may from time to time designate. Only Unitholders whose certificates are so recorded shall be entitled to receive distributions or to exercise or enjoy the rights of Unitholders hereunder. The Trustee shall have the right to treat the person registered as a Unitholder on the register of the Trust as the owner of such Units for all purposes, including, without limitation, payment of any distribution, giving notice to Unitholders and determining the right to attend and vote at meetings of Unitholders.

12.5 Transfer of Units

(a) Subject to the provisions of this Article XII, the Units shall be fully transferable without charge as between Persons, but no transfer of Units shall be effective as against the Trustee or shall be in any way binding upon the Trustee until the transfer has been recorded on the register or one of the branch transfer registers maintained by the Trustee, the Trust or the Transfer Agent. No transfer of a Unit shall be recognized unless such transfer is of a whole Unit.

(b) Subject to the provisions of this Article XII, Units shall be transferable on the register or one of the branch transfer registers only by the Unitholders of record thereof or their executors, administrators or other legal representatives or by their agents or attorneys duly authorized in writing, and only upon delivery to the Trust or to the Transfer Agent, if any, of the certificate therefor, properly endorsed or accompanied by a duly executed instrument of transfer or power of attorney and accompanied by all necessary transfer or other taxes imposed by law, together with such evidence of the genuineness of such endorsement, execution and authorization and other matters that may reasonably be required by the Trustee or the Transfer Agent, if any. Upon such delivery the transfer shall be recorded on the register or branch transfer registers and a new certificate for the Units shall be issued to the transferee and a new certificate for the balance of Units not transferred shall be issued to the transferor.

(c) Any Person becoming entitled to any Units as a consequence of the death, bankruptcy or mental incompetence of any Unitholder, or otherwise by operation of law, shall be recorded as the holder of such Units and shall receive a new certificate therefor only upon production of evidence satisfactory to the Trustee or the Transfer Agent and delivery of the existing certificate to the Trustee or the Transfer Agent, but until such record is made the Unitholder of record shall continue to be and be deemed to be the holder of such Units for all purposes whether or not the Trustee or the Transfer Agent shall have actual or other notice of such death or other event.

(d) Unit Certificates representing any number of Units may be exchanged without charge for Unit Certificates representing an equivalent number of Units in the aggregate. Any exchange of Unit Certificates may be made at the offices of the Trust or the Transfer Agent where registers are maintained for Unit Certificates pursuant to the provisions of this Article XII. Any Unit Certificates tendered for exchange shall be surrendered to the Trustee or the Transfer Agent and then shall be cancelled.

12.6 Units Held Jointly or in a Fiduciary Capacity

The Trustee may treat two or more Persons holding any Units as joint owners of the entire interest therein unless their ownership is expressly otherwise recorded on the register of the Trust, but no entry shall be made in the register or on any certificate that any Person is in any other manner entitled to any future, limited or contingent interest in any Units; provided, however, that any Person recorded as a Unitholder may, subject to the provisions hereinafter contained, be described in the register or on any certificate as a fiduciary of any kind and any

customary words may be added to the description of the holder to identify the nature of such fiduciary relationship.

12.7 Performance of the Trust

The Trustee, the Unitholders, the Transfer Agent or any other agent of the Trust shall not be bound to be responsible for or otherwise inquire into or ensure the performance of any trust, express, implied or constructive, or of any pledge or equity to which any of the Units or any interest therein are or may be subject, or to ascertain or enquire whether any transfer of any such Units or interests therein by any such Unitholder or by his or her personal representatives is authorized by such trust, pledge, or equity, or to recognize any person as having any interest therein except for the Person recorded as Unitholder.

12.8 Lost Certificates

In the event that any certificate for Units is lost, stolen, destroyed or mutilated, the Trustee or the Transfer Agent may authorize the issuance of a new certificate for the same number of Units in lieu thereof. The Trustee or the Transfer Agent may in its discretion, before the issuance of such new certificate, require the owner of the lost, stolen, destroyed or mutilated certificate, or the legal representative of the owner, to make an affidavit or statutory declaration setting forth such facts as to the loss, theft, destruction or mutilation as the Trustee or the Transfer Agent may deem necessary, to surrender any mutilated certificate and may require the applicant to supply to the Trust a "lost certificate bond" or a similar bond in such reasonable sum as the Trustee or the Transfer Agent may direct indemnifying the Trust and the Transfer Agent for so doing.

12.9 Death of a Unitholder

The death of a Unitholder during the continuance of the Trust shall not terminate the Trust or any of the mutual or respective rights and obligations created by or arising under this Deed of Trust nor give such Unitholder's personal representatives a right to an accounting or take any action in court or otherwise against other Unitholders or the Trustee or the Trust Assets, but shall merely entitle the personal representatives of the deceased Unitholder to demand and receive, pursuant to the provisions hereof, a new certificate for Units in place of the certificate held by the deceased Unitholder, and upon the acceptance thereof such personal representatives shall succeed to all rights of the deceased Unitholder under this Deed of Trust.

12.10 Unclaimed Interest or Distribution

In the event that the Trustee shall hold any distributable amount which is unclaimed or which cannot be paid for any reason, the Trustee shall be under no obligation to invest or reinvest the same but shall only be obliged to hold the same in a current interest bearing account pending payment to the Person or Persons entitled thereto. The Trustee shall, as and when required by law, and may at any time prior to such required time, pay all or part of such interest or other distributable amount so held to the public trustee (or other appropriate government official or agency) whose receipt shall be a good discharge and release of the Trustee.

ARTICLE XIII
TERMINATION

13.1 Term of the Trust

Subject to the other provisions of this Deed of Trust, the Trust shall continue for a term ending 21 years after the date of death of the last surviving issue of Her Majesty, Queen Elizabeth II, alive on August 29, 2006. For the purpose of terminating the Trust by such date, the Trustee shall commence to wind-up the affairs of the Trust on such date as may be determined by the Trustee, being not more than two years prior to the end of the term of the Trust.

13.2 Termination with the Approval of Unitholders

The Unitholders may vote by Special Resolution to terminate the Trust at any meeting of Unitholders duly called by the Trustee for the purpose of considering termination of the Trust, following which the Trustee shall commence to wind-up the affairs of the Trust as soon as is reasonably practicable. Such Special Resolution may contain such directions to the Trustee as the Unitholders determine, including a direction to distribute any of the Securities held by the Trust, or all of them, *in specie*.

13.3 Procedure Upon Termination

Forthwith upon being required to commence winding-up the affairs of the Trust, the Trustee shall give notice thereof to the Unitholders, which notice shall designate the time or times at which Unitholders may surrender their Units for cancellation and the date at which the registers of Units of the Trust shall be closed.

13.4 Powers of the Trustee Upon Termination

After the date on which the Trustee is required to commence winding-up the affairs of the Trust, the Trustee shall carry on no activities except for the purpose of winding-up the affairs of the Trust as hereinafter provided and, for this purpose, the Trustee shall continue to be vested with and may exercise all or any of the powers conferred upon the Trustee under this Deed of Trust.

13.5 Sale of Investments

After the date referred to in Section 13.4, the Trustee shall proceed to wind-up the affairs of the Trust as soon as may be reasonably practicable and for such purpose shall, subject to any direction to the contrary in respect of a termination authorized under Section 13.2, sell and convert into money all Trust Assets in one transaction or in a series of transactions at public or private sales and do all other acts appropriate to liquidate the Trust, and shall in all respects act in accordance with the directions, if any, of the Unitholders (in respect of a termination authorized under Section 13.2). If the Trustee is unable to sell all or any of the Securities or other assets which comprise part of the Trust Assets by the date set for termination, the Trustee may distribute the remaining Securities or other assets directly to the Unitholders in accordance with their *pro rata* share, subject to Applicable Laws and receipt of necessary Approvals. Any

Income of the Trust or Net Realized Capital Gains arising from the sale of such Securities shall be allocated, paid or made payable in accordance with Article V.

13.6 Distribution of Proceeds or Assets

After paying, retiring or discharging or making provision for the payment, retirement or discharge of all known liabilities and obligations of the Trust and providing for indemnity against any other outstanding liabilities and obligations, the Trustee shall, subject to Applicable Laws and after obtaining all necessary Approvals, distribute the remaining part of the proceeds of the sale of the Securities and other assets together with any cash forming part of the Trust Assets among the Unitholders in accordance with their *pro rata* share.

13.7 Further Notice to Unitholders

In the event that less than all of the Unitholders have surrendered their Units for cancellation within six months after the time specified in the notice referred to in Section 13.3, the Trustee shall give further notice to the remaining Unitholders to surrender their Units for cancellation and if, within one year after the further notice, all the Units shall not have been surrendered for cancellation, such remaining Units shall be deemed to be cancelled without prejudice to the rights of the holders of such Units to receive their *pro rata* share of the remaining Trust Assets, and the Trustee may either take appropriate steps, or appoint an agent to take appropriate steps, to contact such Unitholders (deducting all expenses thereby incurred from the amounts to which such Unitholders are entitled as aforesaid) or, in the discretion of the Trustee, may pay such amounts into Court.

13.8 Responsibility of the Trustee after Sale and Conversion

The Trustee shall be under no obligation to invest the proceeds of any sale of investments or other assets or cash forming part of the Trust Assets after the date referred to in Section 13.4 and, after such sale, the sole obligation of the Trustee under this Deed of Trust shall be to hold such proceeds in trust for distribution under Section 13.6 or 13.7.

13.9 Termination of the Trust

The Trust shall terminate when all of the Trust Assets have been sold or otherwise disposed of and all other known debts, liabilities and obligations of the Trust have been paid, retired, discharged or provided for.

ARTICLE XIV
SUPPLEMENTAL DEEDS

14.1 Provision for Supplemental Deed for Certain Purposes

The Trustee and Petrowest GP may, without approval of the Unitholders and subject to the provisions hereof, and it shall, when so directed in accordance with the provisions hereof, execute and deliver deeds or instruments supplemental hereto, which thereafter shall form part hereof, for any one or more or all of the following purposes:

(a) modifying or amending any provisions of this Deed of Trust in the circumstances set forth in Section 10.1 where the Trustee may do so without the consent, approval or ratification of the Unitholders or any other Person; and

(b) modifying or amending any provisions of this Deed of Trust where the modification or amendment has been approved by Special Resolution or, if required, with the consent of the holders of all of the Units as required under the terms of this Deed,

and any such deed or instrument supplemental to this Deed of Trust shall be binding on all parties, including without limitation, all Unitholders on the later of (i) the date of execution, and (ii) the effective date of any required approval by Unitholders, of that deed or instrument.

ARTICLE XV
GENERAL

15.1 Notices

(a) Any notice or other document required to be given or sent to Unitholders under this Deed of Trust shall be given or sent: (i) by personal delivery; (ii) through ordinary post addressed to the registered holder at his, her or its last address appearing on the register; provided that if there is a general discontinuance of postal service due to strike, lockout or otherwise, such notice may be given by publication twice in the Report on Business section of the National Edition of *The Globe and Mail*, the Financial Post section of the *National Post* or similar section of any other newspaper having national circulation in Canada; provided further that if there is no newspaper having national circulation, then by publishing twice in the business section of a newspaper in each city where the register or a branch register is maintained, or (iii) by electronic or telecommunications device. Any notice so given shall be deemed to have been given: (i) on the date of delivery, if by personal delivery; (ii) on the day following that on which the letter or circular was posted, if mailed; (iii) in the case of notice being given by publication, after publishing such notice twice in the designated newspaper or newspapers, or (iv) on the date of delivery, if by electronic or telecommunications means. In proving notice was posted, it shall be sufficient to prove that such letter or circular was properly addressed, stamped and posted.

(b) Any written notice or written communication given to the Trustee shall be addressed to the Trustee at the head office of the Trust and shall be deemed to have been given on the date of delivery or, if mailed, five days from the date of mailing. If any such notice or communication shall have been mailed and if regular mail service shall be interrupted by strikes or other irregularities, such notice or communication shall be deemed to have been received 48 hours after 12:01 a.m. on the day following the resumption of normal mail service, provided that during the period that regular mail service shall be interrupted any notice or other communication shall be given by personal delivery or by fax or other means of prepaid, transmitted or recorded communication.

15.2 Failure to Give Notice

The failure by the Trustee, by accident or omission or otherwise unintentionally, to give any Unitholder any notice provided for herein shall not affect the validity, effect or taking effect of any action referred to in such notice, and the Trustee shall not be liable to any Unitholder for any such failure.

15.3 Joint Holders

Service of a notice or document on any one of several joint holders of Units shall be deemed effective service on the other joint holders.

15.4 Service of Notice

Any notice or document sent by post to or left at the address of a Unitholder pursuant to this Article XV shall, notwithstanding the death or bankruptcy of such Unitholder, and whether or not the Trustee has notice of such death or bankruptcy, be deemed to have been fully served and such service shall be deemed sufficient service on all Persons having an interest in the Units concerned.

15.5 Information Available to Unitholders

Each Unitholder shall have the right to obtain, on demand and without any fee, from the head office of the Trust a copy of this Deed of Trust and any amendments thereto relating to Units held by that Unitholder and shall be entitled to inspect and, on payment of a reasonable fee therefor and after delivering to the Trustee a statutory declaration stating the name and address of the Person requiring the Trustee to furnish the list of Unitholders and, if the Person is a body corporate, the address for service thereof, and that the list will not be used except in connection with (a) an effort to influence the voting of the Unitholders, (b) an offer to acquire Units, or (c) any other matter relating to the Units or the affairs of the Trust, obtain a list of the Unitholders for purposes connected with the Trust.

15.6 Income Tax: Obligations of the Trustee

The Trustee shall satisfy, perform and discharge all obligations and responsibilities of the Trustee under the Tax Act (including any obligations of the Trust under Part XIII of the Tax Act) and neither the Trust nor the Trustee shall be accountable or liable to any Unitholder by reason of any act or acts of the Trustee consistent with any such obligations or responsibilities.

15.7 Income Tax: Deductions

The Trustee shall claim the maximum deductions available to the Trust or such lesser amounts as the Trustee may determine to be in the best interests of the Unitholders for the purposes of computing its income pursuant to the provisions of the Tax Act to the extent required to reduce the taxable income of the Trust to nil.

15.8 Fiscal Year

The fiscal year of the Trust shall end on December 31 of each year.

15.9 Financial Disclosure

The Trust will send to Unitholders at least 21 days prior to the date of each annual meeting of Unitholders and, in any event, on or before any earlier date prescribed by applicable securities laws, the annual consolidated financial statements of the Trust for the fiscal year ended immediately prior to such annual meeting, together with comparative consolidated financial statements for the preceding fiscal year, if any, and the report of the Auditors thereon referred to in Section 16.4, provided however, that if the Initial Unitholder is the sole beneficiary of the Trust, then the provisions of Section 15.9 shall not apply if annual audited consolidated financial statements of the Initial Unitholder are prepared.

Such financial statements shall be prepared in accordance with generally accepted accounting principles in Canada as recommended from time to time in the Handbook of the Canadian Institute of Chartered Accountants.

15.10 Unitholder Meeting Information

Prior to each meeting of Unitholders, the Trustee will provide to each Unitholder, together with the notice of the meeting:

(a) a form of proxy which can be used by a Unitholder to appoint a proxy, who need not be a Unitholder, to attend and act at the meeting on behalf of the Unitholder, in the manner and to the extent authorized by the proxy; and

(b) all information required by Applicable Law and this Deed of Trust.

15.11 Taxation Information

Within the time required under the Tax Act, the Trust will provide to Unitholders who received distributions from the Trust in the prior calendar year, such information and forms as may be needed by such Unitholders in order to complete their tax returns in respect of the prior calendar year under the Tax Act and equivalent provincial legislation in Canada.

15.12 Power of Attorney to Petrowest GP

The Trustee hereby grants to Petrowest GP a power of attorney constituting Petrowest GP, with full power of substitution, as their true and lawful attorney to act on behalf of the Trust with full power and authority in their name, place and stead, and to execute, under seal or otherwise, swear to, acknowledge, deliver, make or file or record when, as and where required, any instrument, deed, agreement or document in connection with carrying out the activities of the Trust.

15.13 Execution of Instruments

The Trustee shall have the authority to sign in the name of and on behalf of the Trust all instruments in writing and any instruments in writing so signed shall be binding upon the Trust without any further authorization or formality. For greater certainty, the foregoing shall not limit in any way the power of the Trustee to delegate to any Person or Persons the authority to sign in

the name of and on behalf of the Trust any specific instrument or instruments in writing or instruments in writing generally.

ARTICLE XVI
AUDITORS

16.1 Qualification of Auditors

The Auditors shall be an independent recognized firm of chartered accountants which has an office in Canada.

16.2 Appointment of Auditors

PricewaterhouseCoopers LLP, Chartered Accountants, are appointed as the auditors of the Trust, to hold such office until the first annual meeting of the Unitholders. The Auditors will be elected at each succeeding annual meeting of Unitholders by Ordinary Resolution. The Auditors will receive such remuneration as may be approved by Petrowest GP.

16.3 Change of Auditors

The Auditors may at any time be removed by the Trustee with the approval of a majority of the votes cast by Unitholders at a meeting of Unitholders duly called for the purpose and, upon the resignation or the removal of Auditors as aforesaid, new auditors may be appointed by a majority of votes cast by Unitholders at a meeting duly called for the purpose or, in the absence of such meeting, by the Trustee.

16.4 Reports of Auditors

Subject to Section 15.9, the Auditors shall audit the accounts of the Trust at least once in each year and a report of the Auditors with respect to the annual financial statements of the Trust shall be provided to each Unitholder with the annual financial statements.

ARTICLE XVII
MISCELLANEOUS

17.1 Successors and Assigns

The provisions of this Deed of Trust shall enure to the benefit of, and be binding upon, the parties and their heirs, executors, administrators, personal representatives, successors and assigns.

17.2 Counterparts

This Deed of Trust may be simultaneously executed in several counterparts, each of which when executed shall be deemed to be an original, and such counterparts, together, shall constitute but one and the same instrument, which shall be sufficiently evidenced by any such original counterpart.

17.3 Severability

If any provision of this Deed of Trust shall be held invalid or unenforceable in any jurisdiction, such invalidity or unenforceability shall attach only to such provision in such jurisdiction and shall not in any manner affect or render invalid or unenforceable such provision in any other jurisdiction or any other provision of this Deed of Trust in any jurisdiction.

IN WITNESS WHEREOF the Trustee and the Initial Unitholder have executed this Deed of Trust effective this 29th day of August, 2006.

PETROWEST ENERGY SERVICES TRUSTEE LTD.

Per: *"Ken Drysdale"*
Name: Ken Drysdale
Title: President and Chief Executive Officer

PETROWEST ENERGY SERVICES BUSINESS TRUST, by its Administrator, **Petrowest Energy Services General Partner Ltd.**

Per: *"Ken Drysdale"*
Name: Ken Drysdale
Title: President and Chief Executive Officer

PETROWEST ENERGY SERVICES GENERAL PARTNER LTD.

Per: *"Ken Drysdale"*
Name: Ken Drysdale
Title: President and Chief Executive Officer


2007 SEP 14 A 5:19

PETROWEST ENERGY SERVICES TRUST

- and -

PETROWEST ENERGY SERVICES GENERAL PARTNER LTD.

ADMINISTRATION AGREEMENT

Effective July 6, 2006

BENNETT JONES LLP

TABLE OF CONTENTS

ADMINISTRATION AGREEMENT

THIS ADMINISTRATION AGREEMENT, made effective as of the 6th day of July, 2006 by and between PETROWEST ENERGY SERVICES TRUST, a trust established pursuant to the laws of the Province of Alberta (the "**Trust**") and PETROWEST ENERGY SERVICES GENERAL PARTNER LTD., a corporation incorporated under the laws of Alberta (the "**Administrator**").

WHEREAS:

A. the Trust wishes to retain the Administrator to provide certain administrative, advisory and operational services (the "**Administrative Services**") to the Trust;

B. upon the formation of the Business Trust, it is expected that the Business Trustee will retain the Administrator to provide certain administrative, advisory and operational services to the Business Trust (the "**Business Administrative Services**"); and

C. the Administrator is willing to render the Administrative Services and the Business Administrative Services on the terms and conditions hereinafter set forth;

NOW THEREFORE in consideration of the premises and the mutual covenants and agreements herein contained and for other good and valuable consideration (the receipt and sufficiency of which is hereby acknowledged by each of the parties), the parties hereto covenant and agree as follows:

ARTICLE 1
INTERPRETATION

1.1 Definitions

As used herein, the following terms shall have the meanings set forth below:

(a) "**ABCA**" means the *Business Corporations Act*, R.S.A. 2000, c. B-9, as amended, including the regulations promulgated thereunder;

(b) "**Acquisitionco**" means Petrowest Services Ltd., a corporation incorporated under the laws of Alberta and includes any successor thereto;

(c) "**Administrator**" means Petrowest Energy Services General Partner Ltd., a corporation incorporated under the laws of Alberta;

(d) "**affiliate**" has the meaning ascribed thereto in the Securities Act;

(e) "**Agreement**" means this Administration Agreement, as amended, restated or modified from time to time;

(f) "**Applicable Laws**" means any applicable law including any statute, regulation, bylaw, treaty, guideline, directive, rule, standard, requirement, policy, order, judgment, injunction, award, decree or resolution of any Governmental Authority,

whether or not having the force of law, binding on or applicable to any of the Parties hereto;

(g) "**associate**" has the meaning ascribed thereto in the Securities Act;

(h) "**Business Day**" means a day which is not a Saturday, Sunday or holiday in the City of Calgary, in the Province of Alberta;

(i) "**Business Deed of Trust**" means the deed of trust creating the Business Trust to be dated on or before Closing;

(j) "**Business Trustee**" means Petrowest Energy Services Trustee Ltd., a corporation to be incorporated under the laws of Alberta on or prior to the Closing Date;

(k) "**Business Trust**" means Petrowest Energy Services Business Trust, a trust to be constituted by the Business Deed of Trust on or prior to the Closing Date;;

(l) "**Business Trust Unitholders**" means at any time the beneficiaries of the Business Trust who are the holders at that time of one or more Business Units, as shown on the registers of such holders maintained by the Business Trust;

(m) "**Business Notes**" means the notes of Business Trust to be issued under the Note Indenture;

(n) "**Business Units**" means the trust units of the Business Trust;

(o) "**Closing Date**" means the date of the closing of the initial public offering of the Trust;

(p) "**Deed of Trust**" means the deed of trust dated as of July 6, 2006 between Valiant Trust Company and Bradley D. Markel, as amended from time to time;

(q) "**Environmental Laws and Regulations**" means all environmental, health and safety laws, regulations, by-laws, resolutions and ordinances applicable to the Trust or its subsidiaries or affiliates, or any of their respective assets or properties, including, without limitation, (i) all regulations, resolutions, ordinances, decrees, guidelines, standards, policies and other similar documents and instruments of all Governmental Authorities, and (ii) all laws, by-laws, regulations, resolutions, ordinances, guidelines, standards, policies and decrees relating to natural and human environmental matters (including air, land, surface water, ground water and real and personal property), public or occupational health and safety, and the manufacture, importation, handling, transportation, storage, disposal and treatment of a Hazardous Substance;

(r) "**Force Majeure**" means for the purposes hereof, an event, condition or circumstance (and the effect thereof) which is not within the reasonable control of the Party claiming Force Majeure and which, notwithstanding the exercise of commercially reasonable efforts, the Party claiming the Force Majeure is unable to prevent its occurrence or mitigate its effects, and which thus causes a delay or

disruption in the performance of any obligation (other than the obligation to pay money due) imposed on such Party hereunder. Subject to the foregoing, Force Majeure shall include, without limitation, strikes, lock-outs, work stoppages, work slow-downs, industrial disturbance, storm, fire, flood, landslide, snowslide, earthquake, explosion, lightning, tempest, acts of war (whether declared or undeclared), threat of war, actions of terrorists, blockade, riot, insurrection, civil commotion, public demonstrations, revolution, sabotage or vandalism, acts of God, laws, rules, regulations, policies, orders, directives or restraints issued or imposed by any Governmental Authority, and inability to obtain, maintain or renew or delay in obtaining, maintaining or renewing necessary permits or approvals from any Governmental Authority; provided, however, that a Party's own lack of the funds or other financial problems shall not constitute "Force Majeure" in respect of such Party;

(s) "**Governmental Authority**" means (a) any nation, province, state, county, city, or other jurisdiction; (b) any federal, provincial, state, local, municipal, foreign or other government; (c) any governmental or quasi-governmental authority of any nature (including any agency, branch, department, board, commission, court, tribunal or other entity exercising governmental or quasi-governmental power); (d) any body exercising, or entitled or purporting to exercise, any administrative, executive, judicial, legislative, regulatory or taxing authority or power; or (e) any official of the foregoing;

(t) "**Hazardous Substance**" means any substance, product, waste, pollutant, material, chemical, contaminant, dangerous good, constituent or other material which is or becomes listed, regulated, or addressed under any Environmental Laws and Regulations, including asbestos, lead, petroleum and polychlorinated biphenyls;

(u) "**Note Indenture**" means the Note Indenture between Business Trust and Valiant Trust Company to be entered into on or prior to the Closing Date;

(v) "**Parties**" means the Administrator, the Trust and the Business Trust, and their respective permitted successors and assigns and "**Party**" means any one of them;

(w) "**Person**" means any individual, company, corporation, limited partnership, general partnership, firm, joint venture, syndicate, trust, joint stock company, limited liability corporation, association, bank, pension fund, business trust or other organization, whether or not a legal entity, and any government or political subdivision thereof or any other form of entity or organization;

(x) "**Securities Act**" means the *Securities Act*, R.S.A. 2000, c. S-4, as amended, including the regulations, rules and instruments promulgated thereunder;

(y) "**subsidiary**" has the meaning ascribed thereto in the Securities Act;

(z) **"Tax Act"** means the *Income Tax Act*, R.S.C. 1985 (5th Supp.), c. 1 and the *Income Tax Regulations* applicable with respect thereto, as amended from time to time;

(aa) **"Transfer Agent"** means the registrar and transfer agent from time to time for the Trust Units;

(bb) **"Tribunal"** means:

(i) any court (including a court of equity);

(ii) any federal, provincial, state, county, municipal or other government or governmental department, ministry, commission, board, bureau, agency or instrumentality;

(iii) any securities commission, stock exchange or other regulatory or self-regulatory body;

(iv) any board of trade, chamber of commerce or other business or professional organization or association;

(v) any arbitrator or arbitration tribunal; and

(vi) any other tribunal;

(cc) **"Trust"** means Petrowest Energy Services Trust, a trust constituted by the Deed of Trust;

(dd) **"Trustee"** means Valiant Trust Company, the initial trustee of the Trust;

(ee) **"Trust Expenses"** means all reasonable out-of-pocket expenses incurred by the Administrator in connection with carrying out its duties and obligations hereunder, including, without limitation, salary, wages and other forms of compensation paid to employees engaged in rendering the services to be performed hereunder and/or management fees paid to management entities which may be engaged to provide such services, together with all expenses assumed pursuant to Section 3.1, and all reasonable third party professional, legal, accounting and administrative costs and expenses;

(ff) **"Trust Units"** means the trust units of the Trust; and

(gg) **"Unitholders"** means at any time the beneficiaries of the Trust who are the holders at that time of one or more Trust Units, as shown on the registers of such holders maintained by the Trust or by the Transfer Agent on behalf of the Trust.

1.2 Additional Definitions

Unless the context otherwise requires, capitalized terms used in this Agreement without definition that are defined in the Deed of Trust or the Business Deed of Trust have the same meanings ascribed thereto in the Deed of Trust or the Business Deed of Trust, as applicable.

1.3 Tax Act

Any reference herein to a particular provision of the Tax Act shall include a reference to that provision as it may be renumbered or amended from time to time. Where there are proposals for amendments to the Tax Act which have been publicly announced by the Minister of Finance but which have not been enacted into law or proclaimed into force on or before the date on which such proposals are to become effective, the Administrator may take such proposals into consideration and apply the provisions hereof as if such proposals had been enacted into law and proclaimed into force. Any reference in this Agreement to a particular provision of the Tax Act shall, to the extent applicable, also include a reference to any applicable and corresponding provision of the income tax laws of a province or territory of Canada.

1.4 Gender

In this Agreement, unless otherwise expressly provided or unless the context otherwise requires, words importing the singular number include the plural and vice versa and words importing a gender shall include the feminine, masculine and neuter genders. Where the word "**including**" or "**includes**" is used in this Agreement it means "including without limitation" or "includes without limitation", respectively. Any reference to any document shall include a reference to any schedule, exhibit, amendment or supplement thereto or any agreement in replacement thereof, all as permitted under the documents.

1.5 Headings for Reference Only

The division of this Agreement into Articles, Sections, subsections, paragraphs and subparagraphs, the provision of a Table of Contents, and the insertion of headings are for convenience of reference only and shall not affect the construction or interpretation of this Agreement. The terms "**hereof**", "**herein**", "**hereunder**" and similar expressions refer to this Agreement and not to any particular Article, Section or other portion hereof and include any agreement supplemental hereto. Unless something in the subject matter or context is inconsistent therewith, references herein to Articles and Sections are to Articles and Sections of this Agreement.

1.6 Time of the Essence

Time shall be of the essence in this Agreement.

1.7 Governing Law

This Agreement shall be construed in accordance with the laws of the Province of Alberta and the federal laws of Canada applicable therein and shall be treated in all respects as an

Alberta contract. The parties hereto hereby irrevocably submit and attorn to the jurisdiction of the Courts of the Province of Alberta.

1.8 Day Not a Business Day

In the event that any day in which any amount to be determined or any other determination is to be made or any action is required to be taken hereunder is not a Business Day, then such amount shall be determined or such action shall be required to be taken at or before the requisite time on the next succeeding day that is a Business Day.

1.9 References to Acts Performed by the Trust

For greater certainty, where any reference is made in this Agreement to an act to be or not to be performed by the Trust or the Business Trust, such reference shall be construed and applied for all purposes as if it referred to an act to be or not to be performed by the Trustee on behalf of the Trust or the Business Trustee on behalf of the Business Trust, respectively.

1.10 Accounting Principles

Wherever in this Agreement reference is made to generally accepted accounting principles, such reference shall be deemed to be to the generally accepted accounting principles from time to time approved by the Canadian Institute of Chartered Accountants, or any successor institute, applicable as at the date on which such calculation is made or required to be made in accordance with generally accepted accounting principles. Where the character or amount of any asset or liability or item of revenue or expense is required to be determined, or any consolidation or other accounting computation is required to be made for the purpose of this Agreement or any document, such determination or calculation shall, to the extent applicable and except as otherwise specified herein or as otherwise agreed in writing by the Parties, be made in accordance with generally accepted accounting principles applied on a consistent basis.

1.11 Currency

All references in this Agreement to "**dollars**" or "**$**" are to Canadian dollars, unless otherwise noted.

1.12 General Limitation of Liability and Indemnification

The Parties hereto acknowledge that the Trustee and the Business Trustee, respectively are entering into this Agreement solely in their capacities as trustee of the Trust and the Business Trust, respectively and the obligations of the Trust and the Business Trust hereunder shall not be personally binding upon the Trustee or the Business Trustee or any registered or beneficial holder of Trust Units or Business Units or any beneficiary under a plan of which a holder of trust units acts as a trustee or carrier, and that resort shall not be had to, nor shall recourse be sought from, any of the foregoing or the private property of any of the foregoing in respect of any indebtedness, obligation or liability of the Trust or the Business Trust arising hereunder or arising in connection herewith or from the matters to which this Agreement relates, if any, including without limitation, claims based on negligence or otherwise tortious behaviour, and

recourse shall be limited to, and satisfied only out of, the "**Trust Assets**" as defined in the Deed of Trust and the Business Deed of Trust, respectively.

ARTICLE 2
SERVICES

2.1 General Delegation of Authority by the Trust

Subject to and in accordance with the terms, conditions and limitations of the Deed of Trust and to the other provisions of this Agreement, the Trustee hereby delegates to the Administrator, and the Administrator hereby accepts the delegation of, the authority and responsibility and obligation to perform the Trustee's powers, duties and responsibilities under the Deed of Trust, and agrees to be responsible for the supervision, administration and management of all general and administrative affairs of the Trust in accordance with the provisions hereof. The exercise of powers by the Administrator shall not adversely affect the status of the Trust as a "unit trust" and a "mutual fund trust" for the purposes of the Tax Act.

2.2 Specific Delegation of Authority by the Trust

It is acknowledged and agreed that in furtherance of the obligations under Section 2.1 to perform the Trustee's powers, duties and responsibilities under the Deed of Trust and to administer and manage the general and administrative affairs of the Trust, and not in limitation thereof, the Administrator will, subject to any applicable direction of the Trustee:

(a) keep and maintain at its offices in Calgary, Alberta at all times books, records and accounts which shall contain particulars of operations, receipts, disbursements, and investments relating to the Trust and such books, records and accounts shall be kept pursuant to normal commercial practices that will permit the preparation of financial statements in accordance with Canadian generally accepted accounting principles which, as early as practicable, shall be in accordance with those required to be kept by a distributing corporation (as defined in the ABCA) and in each case shall also be in accordance with those required to be kept by a reporting issuer under applicable securities legislation in Canada and those required of the Trust under the Tax Act, all as amended from time to time;

(b) prepare all returns, filings and documents and make all determinations necessary for the discharge of the Trustee's obligations under the Deed of Trust;

(c) provide the Unitholders with annual audited and interim unaudited consolidated financial statements of the Trust (along with the applicable management discussion and analysis thereon), as well as relevant tax information;

(d) retain and monitor, on behalf of the Trustee, the transfer agent and other organizations serving the Trust:

(e) file all income tax returns;

(f) deal with banks and other institutional lenders, including, without limitation, in respect of the maintenance of bank records and the negotiation and securing of bank financing or refinancing of one or more credit or debt facilities, hedging or swap facilities or other ancillary facilities; (1) any and all other arrangements for the borrowing of funds in any manner whatsoever; and (2) the grant or issue of covenants, guarantees and/or security of any nature whatsoever to ensure or secure any such facilities or other arrangements, in respect of the Trust or any entity in which the Trust holds any direct or indirect interest and any amendment, deletion or supplement thereto or termination thereof, including without limitation the execution and delivery of all agreements, indentures and other documents giving effect thereto;

(g) ensure compliance by the Trust with Applicable Laws and stock exchange requirements;

(h) prepare and provide or cause to be provided to Unitholders on a timely basis all information to which Unitholders are entitled under the Deed of Trust and under Applicable Law and stock exchange requirements, including quarterly and annual reports, notices, financial reports and tax information relating to the Trust;

(i) provide investor relations services to the Trust;

(j) provide, for performing its obligations hereunder, office space, equipment and personnel including all accounting, clerical, secretarial, corporate and administrative services as may be reasonably necessary to perform its obligations hereunder;

(k) provide or cause to be provided such audit, accounting, legal, insurance and other professional services as are reasonably required or desirable for the purposes of the Trust from time to time and provide or cause to be provided such legal, financial and other advice and analysis as the Trustee may require or desire to permit any of them to make informed decisions in connection with the discharge by them of its responsibilities as Trustee, to the extent such advice and analysis can be reasonably provided or arranged by the Administrator;

(l) call and hold all annual and/or special meetings of Unitholders pursuant to the Deed of Trust and prepare, approve, file and arrange for the distribution of all materials (including notices of meetings and information circulars) in respect thereof;

(m) attend to all administrative and other matters arising in connection with any redemptions of Trust Units and Special Voting Units pursuant to the Deed of Trust;

(n) attend to all administrative and other matters arising in connection with, or in relation to, the voting rights on any investments in the Trust Assets;

(o) monitor the status of the Trust Units as eligible investments for registered retirement savings plans, registered retirement income funds and deferred profit sharing plans (all within the meaning of the Tax Act) and immediately provide the Trustee with written notice when the Administrator reasonably foresees that such Trust Units may cease to have such status, or, if not reasonably foreseen, when the Trust Units cease to have such status;

(p) ensure that the Trust elects in the prescribed manner and within the prescribed time under subsection 132(6.1) of the Tax Act to be a "mutual fund trust" within the meaning of the Tax Act since inception, assuming the requirements for such election are met, monitor the Trust's status as such a mutual fund trust and provide the Trustee with written notice when the Trust ceases or is at risk of ceasing to have such status;

(q) select and manage investments on behalf of the Trust and monitor the investments of the Trust to ensure that the aggregate cost amount of the "foreign property" of the Trust does not result in the Trust Units being treated as "foreign property" for purposes of Part XI of the Tax Act;

(r) determine, from time to time, all amounts required to be determined pursuant to Article V of the Deed of Trust, including the amounts available for distribution to Unitholders, and arrange for payment thereof to the Unitholders in accordance with Article V of the Deed of Trust;

(s) in the event that withholding taxes are exigible on any distributions or redemption amounts distributed under the Deed of Trust or any other agreement, the Administrator shall withhold the withholding taxes required and shall promptly remit such taxes to the appropriate taxing authority. In the event that withholding taxes are exigible on any distributions or redemption amounts distributed under the Deed of Trust or any other agreement and the Administrator is, or was, unable to withhold taxes from a particular distribution to a Unitholder or has not otherwise withheld taxes on past distributions to a Unitholder or has not otherwise withheld taxes on past distributions to a Unitholder, the Administrator shall be permitted to withhold amounts from other distributions to satisfy the Administrator's withholding tax obligations;

(t) establish, implement and amend (when and as required, once established) any distribution reinvestment plans, Trust Unit purchase plans, and incentive option and other compensation plans as may be determined by the Administrator to be desirable for the Trust to establish, and attend to all matters in connection with the operation of such plans;

(u) undertake all matters in connection with any take-over bid, merger, amalgamation, arrangement, reorganization, recapitalization, purchase or repurchase of any securities or assets of any Person, any business combination, or any other similar transaction involving the Trust (the foregoing individually referred to as a "**Transaction**" and collectively as the "**Transactions**"), including

all actions reasonably necessary in connection with, or in relation to, a compulsory acquisition in accordance with the Deed of Trust;

(v) approve, execute and deliver, on behalf of the Trust, such agreements, including exchange agreements and exchangeable security support agreements, as may be necessary or desirable to properly provide for the terms of exchangeable securities;

(w) negotiate the terms of any financing required by the Trust or otherwise in connection with the Trust Assets;

(x) consider and undertake all matters on behalf of the Trust in relation to any future acquisitions or divestitures by the Trustee of Trust Assets;

(y) determine the timing and terms of future offerings of Trust Units, if any;

(z) take all actions reasonably necessary in connection with, or in relation to, the Trust providing indemnities for the directors and officers of the Administrator and any affiliates;

(aa) prepare and approve any prospectus or comparable documents of the Trust to qualify the sale of securities from time to time;

(bb) compute, determine and make on the Trust's behalf distributions to Trust Unitholders of distributions properly payable by the Trust and administer on behalf of the Trust such distribution reinvestment plans and other similar plans as the Trust may establish from time to time;

(cc) undertake all matters relating to the following: (i) an offering of securities to the public; (ii) ensuring compliance with all Applicable Laws, including in relation to an offering of securities to the public; (iii) all matters relating to the content of any securities offering documents, the accuracy of the disclosure contained therein, and the certification thereof, (iv) all matters concerning any subscription agreement or underwriting or agency agreement; (v) all matters relating to the initial public offering of the Trust and the concurrent acquisition of certain energy services companies; and (vi) the adoption of any Unitholder rights protection plan;

(dd) promptly notify the Trust of any event that might reasonably be expected to have a material adverse effect on the affairs of the Trust;

(ee) ensure, or provide advice and assistance to the Trustee with respect to, the performance of the obligations of the Trust and the enforcement of the rights of the Trust under all agreements entered into by the Trust, as applicable;

(ff) administer all of the records and documents relating to the Trust Assets other than maintenance of a register of Unitholders;

(gg) provide advice and, at the request and under the direction of the Trustee, direction to the Transfer Agent;

(hh) approve the form of certificate representing the Trust Units from time to time and to certify such certificates on behalf of the Trust, and ensure that such form complies with applicable regulatory requirements and securities laws;

(ii) provide such additional administrative and support services pertaining to the Trust, the Trust Assets and the Trust Units and matters incidental thereto as may be reasonably requested by the Trustee from time to time;

(jj) generally provide all other services as may be necessary or as requested by the Trustee of the Trust, for the administration of the Trust;

(kk) make or cause to be made application for the listing or quotation on any stock exchange or market of Trust Units, and to do all things which may be necessary or desirable to effect or maintain any listing or quotation;

(ll) arrange for insurance contracts and policies insuring the Trust, the Trust Assets, the business of the Administrator or any direct or indirect subsidiary and/or any or all of the Trustee or the Unitholders, including against any and all claims and liabilities of any nature asserted by any Person arising by reason of any action alleged to have been taken or omitted by the Trust or by the Trustee or Unitholders or otherwise;

(mm) to pay all taxes or assessments, of whatever kind or nature, whether within or outside Canada, imposed upon or against the Trustee in connection with the Trust Assets, the undertaking of the Trust or Income of the Trust, or imposed upon or against the Trust Assets, the undertaking of the Trust or Income of the Trust, or any part thereof, and to settle or compromise disputed tax liabilities and for the foregoing purposes to make such returns, take such deductions, and make such designations, elections and determinations in respect of Income of the Trust or Net Realized Capital Gains distributed to Unitholders in the year and any other matter as shall be permitted under the Tax Act, and do all such other acts and things as may be deemed by the Trustee in its sole discretion to be necessary, desirable or convenient

(nn) to prepare and file on behalf of the Trust, or cause to be prepared and filed on behalf of the Trust, an election on U.S. Internal Revenue Service Form 8832 (Entity Classification Election) to classify the Trust as an association taxable as a corporation for U.S. federal income tax purposes, as permitted by Section 7701 of the U.S. Internal Revenue Code and U.S. Treasury Regulations Section 301.7701-3(c); and

(oo) without limiting the foregoing take all other actions necessary in connection with, or in relation to, all matters that the Trustee having the power and authority to exercise under the Deed of Trust, may exercise from time to time, including, without limitation, those matters referred to in Section 8.2 of the Deed of Trust.

2.3 Restrictions on Delegation of Authority by the Trust

Notwithstanding any other provisions of this Agreement, the Trustee shall not and is not hereby delegating to the Administrator any authority to manage the following affairs of the Trust:

(a) the countersigning, transfer, exchange, cancellation and obligation to effect issuance of certificates representing Trust Units;

(b) the maintenance of a register of Unitholders;

(c) the delivery of distributions to Unitholders out of funds provided to it and accompanied by written direction, although the calculation and determination of the form of distributions shall be made by the Administrator and approved by the board of directors of the Administrator and submitted by the Administrator to the Trustee for its approval and for distribution to the Unitholders;

(d) the provision of a basic list of registered Unitholders (as defined in the Deed of Trust) to Unitholders in accordance with the procedures outlined in the Deed of Trust;

(e) the amendment or waiver of the performance or breach of any term or provision of this Agreement on behalf of the Trust;

(f) the renewal or termination of this Agreement on behalf of the Trust; and

(g) any matter which requires the approval of the Unitholders under the terms of the Deed of Trust.

2.4 Delegation of Authority by the Business Trust

Subject to and in accordance with the terms, conditions and limitations of the Business Trust Deed and to the other provisions of this Agreement, the Business Trustee hereby delegates to the Administrator, and the Administrator hereby accepts the delegation of, the authority, responsibility and obligation to perform the Business Trustee's powers, duties and responsibilities under the Business Deed of Trust, and agrees to be responsible for the administration and management of all general and administrative affairs of the Business Trust, including matters of the nature set forth in Section 2.2(a)-(g), (i)-(m), (y), (bb)-(dd), and (ff)-(ii), *mutatis mutandis*, and matters relating to the Business Trust's obligations under the Note Indenture.

2.5 Restrictions on Delegation of Authority by the Business Trust

Notwithstanding any other provisions of this Agreement, the Business Trustee shall not and is not hereby delegating to the Administrator any authority to manage the following affairs of the Business Trust:

(a) the amendment or waiver of the performance or breach of any term or provision of this Agreement on behalf of the Business Trust;

(b) the renewal or termination of this Agreement on behalf of the Business Trust;

(c) any matter which requires the approval of the Business Trust Unitholders under the terms of the Business Trust Deed; and

(d) any matter that has been specifically delegated to Valiant Trust Company, in its capacity as trustee under the Note Indenture.

2.6 Covenants of the Administrator

The Administrator covenants and agrees that in the performance of the services under this Agreement it shall:

(a) perform all services at all times in compliance with Applicable Laws;

(b) comply with all instructions of the Trustee and Business Trustee in relation to the performance of its services hereunder; and

(c) observe and perform or cause to be observed and performed on behalf of each of the Trust and the Business Trust in every material respect the provisions of:

(i) the agreements from time to time entered into in connection with the activities of the Trust; and

(ii) all Applicable Laws (including Environmental Laws and Regulations).

2.7 Administrator's Acknowledgment

The Administrator acknowledges that it is a party to and has received a copy of the Deed of Trust and the Business Deed of Trust and is familiar with and understands the duties of the respective Parties to each, including those duties of the Trustee and Business Trustee which are being delegated to the Administrator under this Agreement.

2.8 Limitation on Non-Resident Ownership

The Administrator shall use reasonable efforts to monitor the residence status of holders of Trust Units. If, at any time, the Administrator is of the opinion that the Trustee should take any action as provided for in the Deed of Trust or otherwise to ensure that the Trust continues to qualify as a "unit trust" and a "mutual fund trust" under the Tax Act, it shall so advise the Trustee in writing and provide the Trustee with a public announcement, declaration or notice in a form suitable for use by the Trustee applicable to the circumstance and as required by the Deed of Trust. The Trustee shall provide, or cause to be provided, to the Administrator such information regarding the residence status of holders of Trust Units and the order of acquisition or registration thereof as the Administrator may reasonably request, from time to time, and the Trustee may have in their possession in order to assist the Administrator in fulfilling its obligations under this Section.

2.9 Authority of Administrator

Subject to Section 2.12, any direction of the Trustee from time to time and the terms of the Deed of Trust and the Business Deed of Trust, as applicable, the Administrator shall have full right, power and authority to execute and deliver all contracts, leases, licenses, and other documents and agreements, to make applications and filings with Governmental Authorities and to take such other actions as the Administrator considers necessary or appropriate in connection with the affairs of:

(a) the Trust in the name and on behalf of the Trust and no Person shall be required to determine the authority of the Administrator to give any undertaking or enter into any commitment on behalf of the Trust, provided that the Administrator shall not have the authority to commit to any transaction which would require the approval of the Unitholders in accordance with the Deed of Trust or take any action required to be taken by the Trustee under the Deed of Trust or take any action requiring approval of the Trustee without such approval having been given; and

(b) the Business Trust in the name and on behalf of the Business Trust and no Person shall be required to determine the authority of the Administrator to give any undertaking or enter into any commitment on behalf of the Business Trust, provided that the Administrator shall not have the authority to commit to any transaction which would require the approval of the Business Trust Unitholders in accordance with the Business Deed of Trust or take any action required to be taken by the Business Trustee under the Business Deed of Trust or take any action requiring approval of the Business Trustee without such approval having been given.

2.10 Powers and Authorities of the Administrator

The Administrator shall have, subject to the provisions of this Agreement, the Deed of Trust and the Business Deed of Trust, as the case may be, all requisite powers and authorities, during the term of this Agreement, to provide the services hereunder to the Trust and to the Business Trust.

2.11 Distributions to Unitholders

In connection with determining the amounts payable from time to time to Unitholders and arranging for distributions to them, it is understood and agreed that the Administrator shall determine from time to time the amounts available for distribution to Unitholders and shall provide a written statement thereof to the Trustee prior to the date on which such distribution must be made and shall cause such amount to be paid by the Transfer Agent on behalf of the Trust following the declaration that such amounts are due and payable by the Trust pursuant to Article V of the Deed of Trust; provided however that the Administrator shall not be obligated to make any such payment unless the Administrator has monies of the Trust available to make such distribution.

2.12 Compliance

The Administrator shall deliver to the Trustee within sixty (60) days after the end of each calendar year and at such other time as the Trustee may reasonably request, a certificate signed by a senior officer of the Administrator stating that:

(a) the Administrator has complied with all of its duties contained in this Agreement and the Deed of Trust, which, if not complied with, would, with the giving of notice, lapse of time or otherwise, constitute a default of the Administrator under this Agreement or the Deed of Trust or, if there has been a failure so to comply, giving particulars thereof;

(b) the Trust meets the factual conditions to be a "unit trust" or "mutual fund trust" for the purposes of the Tax Act; and

(c) as at the end of such calendar year, the Trust Units were eligible investments for registered retirement savings plan, registered retirement income funds, registered education savings plans and deferred profit sharing plans (all within the meaning of the Tax Act).

The Parties hereto agree that the failure of the Administrator to deliver the aforementioned certificate within the said sixty (60) day period shall not constitute a breach of this Agreement, provided that the Administrator shall deliver such certificate not more than ten (10) Business Days following the demand of the Trustee.

2.13 Notice to Trustee

The Administrator shall provide the Trustee and the Business Trustee prompt written notice of any event or circumstance of which the Administrator shall become aware where the Trustee or the Business Trustee is required by the Deed of Trust or the Business Deed of Trust, as applicable, to take specific action.

2.14 Execution of Documents of the Trust

In carrying out the services hereunder, the Administrator may execute, for and on behalf of the Trust or the Business Trust, as the case may be, any instrument or document which the Administrator considers appropriate, in its sole discretion. Any such instrument or document shall be executed in accordance with, or substantially in accordance with, the following:

(a) PETROWEST ENERGY SERVICES TRUST by its Administrator, PETROWEST ENERGY SERVICES GENERAL PARTNER LTD.

Per: ______________________________
Authorized Signatory

or

PETROWEST ENERGY SERVICES GENERAL PARTNER LTD., as agent for and on behalf of PETROWEST ENERGY SERVICES TRUST

Per: ______________________________
Authorized Signatory

and

(b) in the case of any document required to be executed on behalf of the Trust in connection with a prospectus as follows:

PETROWEST ENERGY SERVICES TRUST by PETROWEST ENERGY SERVICES GENERAL PARTNER LTD., as Administrator

Per: ______________________________
Authorized Signatory

and provide for such signatures as may be required by Applicable Laws.

All commercially reasonable efforts shall be made to ensure that every contract entered into on behalf of the Trust by the Administrator shall include a provision substantially to the following effect:

> "The parties hereto acknowledge that [the Administrator] is entering into this agreement solely in its capacity as administrator on behalf of the Trust and the obligations of the Trust hereunder shall not be personally binding upon the Trustee, the Administrator, or any registered or beneficial holder of trust units of the Trust or any beneficiary under a plan of which a holder of trust units acts as a trustee or carrier, and that resort shall not be had to, nor shall recourse be sought from, any of the foregoing or the private property of any of the foregoing in respect of any indebtedness, obligation or liability of the Trust arising hereunder or arising in connection herewith or from the matters to which this agreement relates, if any, including without limitation claims based on negligence or otherwise tortious behavior, and recourse shall be limited to, and satisfied only out of, the "Trust Assets" as defined in the Deed of Trust of the Trust dated as of July 6, 2006, as amended from time to time."

This provision shall be held in trust and enforced by the Administrator for its benefit and the benefit of the Unitholders and beneficiaries, as the case may be. The omission of such a provision from any such written agreement shall not operate to impose personal liability on the Trustee, the Administrator or any Unitholder.

2.15 Execution of Documents of the Business Trust

In carrying out the services hereunder, the Administrator may execute, for and on behalf of the Business Trust, any instrument or document which the Administrator considers appropriate, in its sole discretion. Any such instrument or document shall be executed in accordance with, or substantially in accordance with, the following:

PETROWEST ENERGY SERVICES BUSINESS TRUST by its Administrator, PETROWEST ENERGY SERVICES GENERAL PARTNER LTD.

Per: ______________________________
Authorized Signatory

or

PETROWEST ENERGY SERVICES GENERAL PARTNER LTD., as agent for and on behalf of PETROWEST ENERGY SERVICES BUSINESS TRUST

Per: ______________________________
Authorized Signatory

and provide for such signatures as may be required by Applicable Laws.

All commercially reasonable efforts shall be made to ensure that every contract entered into on behalf of the Business Trust by the Administrator shall include a provision substantially to the following effect:

> "The parties hereto acknowledge that [the Administrator] is entering into this agreement solely in its capacity as administrator on behalf of the Trust and the obligations of the Trust hereunder shall not be personally binding upon the Trustee, the Administrator, or any registered or beneficial holder of trust units of the Trust or any beneficiary under a plan of which a holder of trust units acts as a trustee or carrier, and that resort shall not be had to, nor shall recourse be sought from, any of the foregoing or the private property of any of the foregoing in respect of any indebtedness, obligation or liability of the Trust arising hereunder or arising in connection herewith or from the matters to which this agreement relates, if any, including without limitation claims based on negligence or otherwise tortious behavior, and recourse shall be limited to, and satisfied only out of, the "Trust Assets" as defined in the Deed of Trust of the Trust dated as of July 6, 2006, as amended from time to time."

This provision shall be held in trust and enforced by the Administrator for its benefit and the benefit of the Business Trust Unitholders and beneficiaries as the case may be. The omission of such a provision from any such written agreement shall not operate to impose personal liability on the Business Trustee, the Administrator or any Business Trust Unitholder.

2.16 Ratification of Prior Acts

The Trust acknowledges, authorizes, ratifies and confirms all acts undertaken and completed by the Administrator on its behalf prior to the date hereof, which if undertaken or completed during the term of this Agreement would have been within the scope of the authority provided to the Administrator herein.

ARTICLE 3
PAYMENT OF EXPENSES

3.1 Expense Reimbursement

The Administrator shall be reimbursed for all Trust Expenses incurred by the Administrator in carrying out its obligations or duties under this Agreement. The Administrator shall calculate the Trust Expenses for each month and shall invoice the Trust or the Business Trust in respect thereof by setting out the details of the services provided by the Administrator and the Trust Expenses and GST incurred by the Administrator pursuant to this Agreement. Such amounts shall be payable by the Trust or the Business Trust not later than 30 days after such month. The Parties agree that the Trust Expenses shall be treated for tax purposes as costs and expenses of the Party on whose behalf they were incurred, except as otherwise required by Applicable Law. Notwithstanding the foregoing, the Trust and the Business Trust shall retain the right from time to time or written notice to the Administrator to assign the obligation to reimburse the Administrator whereupon the assignee shall be responsible for such reimbursement.

3.2 Payment of GST

Unless otherwise provided in this Agreement, all amounts payable to the Administrator pursuant to this Agreement shall be exclusive of any goods and services tax required to be paid thereon pursuant to the *Excise Tax Act* (Canada) or otherwise (collectively, the "**GST**") and the Administrator shall be paid by the Trustee, on behalf of the Trust, and the Business Trustee on behalf of the Business Trust in addition to such amounts, all amounts of GST collectible by the Administrator with respect thereto and such amounts shall be included and separately identified by the Administrator in the invoice described in Section 3.1 hereto.

3.3 Failure to Pay When Due

Any amount payable to the Administrator hereunder and which is not remitted to the Administrator when so due shall remain due (whether on demand or otherwise) and interest will accrue on such overdue amounts (both before and after judgment), at a rate per annum equal to the prime rate charged by the Trust's principal banker plus 1% per annum from the date payment is due until the date payment is made.

3.4 No Fee

The Administrator shall not be entitled to the payment of a fee for the services provided by the Administrator to the Trust and the Business Trust hereunder.

3.5 Remuneration and Expenses of the Trustee

The Administrator shall pay the remuneration and expenses of the Trustee as provided in Section 7.6 of the Deed of Trust and the remuneration and expenses of the Business Trust as provided in the Business Deed of Trust and such amounts shall be paid in priority to any amounts payable to the Administrator in accordance with Section 3.1 above.

ARTICLE 4
RECORDS

4.1 Books and Records

The Administrator shall keep proper books, records and accounts in which full, true and correct entries in conformity with Canadian generally accepted accounting principles and all requirements of Applicable Laws will be made of all dealings and transactions in relation to the activities of the Trust and the Business Trust and the performance of the services under this Agreement at the Administrator's head office in the Province of Alberta.

4.2 Examination of Records

The Administrator shall make available to the Trustee and Business Trustee and their authorized representatives at any time during normal business hours on a Business Day all records, documents or information related to the activities of the Trust and the Business Trust, wherever maintained. The Administrator shall permit the Trustee and the Business Trustee and their authorized representatives at any time during normal business hours on a Business Day to examine the books, records, drawings, computer-stored data, correspondence, accounting procedures and practices, cost analyses and any other supporting financial data, including invoices, payments or claims and receipts pertaining to the activities of the Trust and the Business Trust, respectively, maintained by the Administrator at its head office. Any examination at the Administrator's head office shall be conducted in a manner which will not unduly interfere with the conduct of the Administrator's business in the ordinary course. The Administrator shall furnish to the Trustee and the Business Trustee or their authorized representatives such financial and operating data and other information with respect to the activities of the Trust and Business Trust, respectively, as the Trustee and the Business Trustee or their authorized representatives shall from time to time reasonably request.

4.3 Compliance by Third Parties and Others

Where a third party has been engaged by the Administrator, the Administrator shall exercise commercially reasonable efforts to cause such third party to take such action as is necessary to permit the Administrator to remain in compliance with its obligations, duties and covenants under this Agreement and to cause such third party to refrain from taking any action which would result in the Administrator being in breach of its obligations, duties and covenants

under this Agreement and the Administrator shall remain responsible for the actions of such third party.

ARTICLE 5
OBLIGATIONS AND COVENANTS OF THE TRUST

5.1 Joinder of Business Trust

On or prior to the Closing, the Trust will cause the Business Trust to execute a joinder agreement satisfactory to the Administrator, acting reasonably, pursuant to which the Business Trust shall agree to be bound by all representations, warranties, covenants and indemnities of the Business Trust hereunder.

5.2 Obligations and Covenants of the Trust and the Business Trust

The Trust and the Business Trust shall each:

(a) grant access or cause access to be granted to the Administrator to the information necessary in order for the Administrator to perform its obligations, covenants and responsibilities pursuant to the terms hereof; and

(b) provide, or cause to be provided, all information as may be reasonably requested by the Administrator, and promptly notify the Administrator of any material facts or information of which it is aware, in relation to and which may affect the performance of the obligations, covenants or responsibilities of the Administrator pursuant to this Agreement, including any known pending or threatened suits, actions, claims, proceedings or orders by or against the Trust, the Business Trust or any of their affiliates before any Tribunal.

ARTICLE 6
ACTIVITIES OF ADMINISTRATOR

6.1 Standard of Care and Delegation

(a) In exercising its powers and discharging its duties under this Agreement, the Administrator shall exercise the powers and discharge the duties conferred hereunder honestly, in good faith and in the best interests of the Unitholders, the Business Trust Unitholders the Trust and the Business Trust and in connection therewith shall exercise that degree of care, diligence and skill that a reasonably prudent trustee would exercise in comparable circumstances. The Administrator's objective in exercising its powers and discharging its duties hereunder shall be to maximize the income distributable to the Unitholders to the extent consistent with long-term growth in the value of the Trust. In pursuing such objective, the Administrator will employ prudent energy services business practices.

(b) The Administrator may delegate specific aspects of its obligations hereunder to any other Person, provided that (i) such delegation shall not relieve the Administrator of any of its obligations under this Agreement, and (ii) the

Administrator shall not delegate any of its obligations hereunder to manage and administer the affairs of the Trust or the Business Trust unless the Administrator shall have notified the Trustee or the Business Trustee, as applicable, in writing of the name of the Person to which delegation is to be made and the terms and conditions thereof.

(c) Notwithstanding Section 6.1(b), the Administrator shall not in any manner, directly or indirectly, be liable or held to account for the activities or inactivity of any Person to which any such obligations may have been delegated, provided that in making such specific delegation, the Administrator acted in accordance with this Section 6.1. Where possible, the Administrator will structure any delegation in a manner that will permit the Trustee or the Business Trustee on behalf of the Trust and the Business Trust, respectively, to bring an action directly against the delegatee.

6.2 Reliance

In carrying out its duties hereunder, provided the Administrator has acted in accordance with the standard of care set out in Section 6.1(a) hereof, the Administrator and its delegates shall be entitled to rely on:

(a) statements of fact of other Persons (any of which may be Persons with whom the Administrator is affiliated or associated) who are considered by the Administrator, acting reasonably, to be knowledgeable of such facts; and

(b) statements, the opinion or advice of or information from any solicitor, auditor, valuer, engineer, surveyor, appraiser or other expert selected by the Administrator, provided that the Administrator exercised reasonable care and diligence in selecting such Person to provide such statements, opinion, advice or information; and .may employ such experts as may be necessary to the proper discharge of its duties.

The Administrator may rely, and shall be protected in acting, upon any instrument or other documents reasonably believed by it to be genuine and in force.

6.3 No Liability for Advice

The Administrator shall not be liable, answerable or accountable to the Trust, the Business Trust, the Trustee, the Business Trustee or any Unitholder or Business Trust Unitholder for any loss or damage resulting from, incidental to or relating to the provision of services hereunder by the Administrator, or the advice given to the Trustee or the Business Trustee, as the case may be, by the Administrator, including any exercise or refusal to exercise a discretion, any mistake or error of judgment or any act or omission believed by the Administrator to be within the scope of authority conferred on it by this Agreement, unless such loss or damage resulted from the fraud, wilful default or gross negligence of the Administrator in performing its obligations hereunder.

6.4 Conflict of Interest

(a) To the extent there is a conflict of interest between the Administrator acting in that capacity and the Trust or the Business Trust in respect of any matter, the Administrator shall resolve such conflicts, on a basis consistent with the objectives and funds of each group of interested parties and the time limitations on investment of such funds, all consistent with the duty of the Administrator to deal fairly and in good faith with each group or persons.

(b) In the event that the interests of the Administrator are in conflict with those of the Trust, the Business Trust, the Unitholders or the Business Trust Unitholders, the Administrator shall make decisions acting in good faith, having regard to the best interests of Trust, the Business Trust, the Unitholders or the Business Trust Unitholders and in a manner that would not contravene its fiduciary obligations to the Trust, the Business Trust, the Unitholders or the Business Trust Unitholders.

6.5 Additional Information

Each of the Trustee and the Business Trustee acknowledges that conducting the activities contemplated herein may have the incidental effect of providing additional information with respect to or augmenting the value of assets in which the Administrator or its affiliates or associates have an interest and each of the Trustee and the Business Trustee agrees that neither the Administrator nor its affiliates or associates shall be liable to account to the Trustee, the Business Trustee, the Trust, the Business Trust or any Unitholder or Business Trust Unitholder with respect to such activities or results; provided, however, that the Administrator shall not, in making any use of any such information, do so in any manner that the Administrator knew, or ought reasonably to have known, would cause or result in a breach of any confidentiality provision of agreements to which the Trustee, the Business Trustee or the Trust or the Business Trust are parties or are bound.

6.6 Confidentiality

Subject to Section 6.5, the Administrator shall not, without the prior written consent of the Trustee or the Business Trustee, as applicable, disclose to any third party any information about the Trust or the Business Trust acquired or developed pursuant to the performance of services under this Agreement except that consent shall not be required to the following disclosure:

(a) information disclosed as required by Applicable Law or the regulations, rules or policies of any stock exchange on which any Trust Units are listed or as may be required by the regulations or policies of any Governmental Authority;

(b) information disclosed as necessary for the purposes of any debt or equity financing undertaken by the Trust; or

(c) information disclosed that the Administrator, acting reasonably, deems to be necessary to be disclosed on a confidential basis for the proper performance of its duties and obligations under this Agreement, including without limitation,

disclosure of information to consultants and other third parties engaged by or assisting the Administrator in accordance with the terms of this Agreement in order to carry out the purposes of this Agreement.

The provisions of this Section shall survive the termination of this Agreement.

ARTICLE 7
INDEMNIFICATION

7.1 Indemnification of the Administrator

The Administrator and any Person who is serving or shall have served as a director, officer, employee or agent of the Administrator and each of their respective heirs, personal representatives, successors and assigns shall be indemnified and saved harmless by the Trust and the Business Trust (in each case in relation to services provided in respect of or for the benefit of such party) from and against any liability and all losses, damages, costs, charges and expenses (including judgments, fines, penalties, amounts paid in settlement and counsel and accountants' fees) of whatsoever kind or nature incurred by, borne by or asserted against any of such indemnified parties in any way arising from or related in any manner to this Agreement or the provision of services hereunder, unless such indemnified party is found liable for or guilty of fraud, wilful default or gross negligence. The foregoing right of indemnification shall not be exclusive of any other rights to which the Administrator or any Person referred to in this Section 7.1 may be entitled as a matter of law or equity or which may be lawfully granted to such Person.

7.2 Indemnification of Others

The Trust, the Business Trust, the Trustee, the Business Trustee and any Person who is serving or shall have served as an officer, director, employee or agent of the Trustee or the Business Trustee, and each of their respective heirs, personal representatives, successors and assigns, shall be indemnified and saved harmless by the Administrator from and against all losses, claims, damages, liabilities, obligations, costs and expenses (including judgments, fines, penalties, amounts paid in settlement and counsel and accountants' fees) of whatsoever kind or nature incurred by, borne by or asserted against any of such indemnified parties in any way arising from or related in any manner to the fraud, wilful default or gross negligence of the Administrator in the performance of its obligations hereunder, unless such losses, claims, damages, liabilities, obligations, costs and expenses (including judgments, fines, penalties, amounts paid in settlement and counsel and accountants' fees) arise principally and directly from the fraud, wilful default or gross negligence of such indemnified party. The foregoing right of indemnification shall not be exclusive of any other rights to which the Trust, the Business Trust, the Trustee, the Business Trustee or the officers, directors, employees or agents of the Trustee or the Business Trustee may be entitled as a matter of law or equity or which may be lawfully granted to such Person.

7.3 Survival of Indemnities

All indemnities provided in this Article 7 shall survive the termination of this Agreement.

ARTICLE 8
TERM AND TERMINATION

8.1 Term

Subject to Section 8.4, this Agreement shall continue in force for a period of 10 years from the Effective Date unless terminated earlier by the Trust or the Business Trust, in its sole discretion, by notice in writing to the Administrator given at least 30 days prior to the effective date of termination which shall be stated in such notice and upon payment to the Administrator of any amounts required to be paid to it as provided for in Section 8.6.

8.2 Automatic Renewal

Subject to Section 8.4 and 8.5 and any earlier termination pursuant to Section 8.1, upon the expiry of the 10 year initial term of this Agreement provided pursuant to Section 8.1, the term of this Agreement shall be automatically renewed for a further term of three years subject to the Trust's and the Business Trust's right of earlier termination on the same basis as provided in Section 8.1 and subject to Section 8.4 and thereafter automatically for such additional three year renewal terms upon the expiry of each preceding renewal term, all subject to Section 8.1 and subject to Section 8.4.

8.3 Effect of Termination

Upon the effective date of termination of this Agreement, the Administrator shall:

(a) forthwith deliver to the Trust and the Business Trust, respectively all books, records, accounts, documents, systems and manuals which it has developed and maintained relating to the Trust and the Business Trust pursuant to this Agreement;

(b) forthwith pay to the Trust and the Business Trust, respectively, or to the order of the Trust or the Business Trust, as applicable, all monies collected and held for the Trust and the Business Trust pursuant to this Agreement, after deducting any reimbursement of expenses to which it is then entitled pursuant to Sections 3.1 and 8.6;

(c) as soon thereafter as is reasonably practicable, deliver to the Trust and the Business Trust, respectively, or to the order of the Trust or the Business Trust, a complete auditor's report including a statement showing all payments collected by it and a statement of all monies held by it during the period following the date of the last audited statement furnished to the Trust; and

(d) forthwith, to the extent that it is able, subject to any applicable legal and contractual restrictions, deliver to and, where applicable, transfer into the custody of the Trustee and the Business Trustee, respectively, all property and documents of the Trust then in the custody of the Administrator.

8.4 Default upon Insolvency or Bankruptcy

This Agreement shall be immediately terminable by written notice from the Administrator, the Trustee or the Business Trustee to the other Parties, as the case may be, in the event that:

(a) the Administrator, the Trust or the Business Trust, as the case may be:

(i) institutes proceedings for it to be adjudicated a voluntary bankrupt, or consents to the filing of a bankruptcy proceeding against it;

(ii) files a petition or answer or consent seeking reorganization, readjustment, arrangement, composition or similar relief under any bankruptcy law;

(iii) consents to the appointment of a receiver, liquidator, trustee or assignee in bankruptcy; or

(iv) makes an assignment for the benefit of its creditors generally;

(b) a court having jurisdiction enters a decree or order adjudging the Administrator or the Trust, as the case may be, a bankrupt or insolvent or for the appointment of a receiver, trustee or assignee in bankruptcy;

(c) any proceeding with respect to the Administrator is commenced under the *Bankruptcy and Insolvency Act* (Canada) or the *Companies' Creditors' Arrangement Act* (Canada) or similar legislation relating to a compromise or arrangement with creditors or claimants; or

(d) any proceeding with respect to the Trust or the Business Trust is commenced under the *Bankruptcy and Insolvency Act* (Canada) or similar legislation relating to a compromise or arrangement with creditors or claimants.

8.5 Default upon Material Breach

Subject to Article 9, this Agreement shall be immediately terminable by written notice from the Administrator, the Trustee or the Business Trustee to the other Parties, as the case may be, in the event that the other Party defaults (the "**Defaulting Party**") in the performance of a material obligation under this Agreement, which default is not remedied within 30 days after written notice thereof has been delivered to the Defaulting Party.

8.6 Payment

Upon a written notice to terminate this Agreement being given pursuant to Section 8.1 or 8.4, the Trust shall either pay to the Administrator, before or at the time of the termination of this Agreement, all costs and expenses incurred or required to be incurred by the Administrator in terminating contracts the Administrator has entered into with the approval of the Trust and the Business Trust, as applicable, in the performance by the Administrator of its duties under this

Agreement (less any amount owing by the Administrator to the Trust or the Business Trust, as applicable) or, at the election of the Trust or the Business Trust, as applicable, assume the obligations of the Administrator under such contracts or any of them. Thereafter, from and after the effective date of termination of this Agreement, the Administrator shall not be entitled to any further reimbursement of out-of-pocket expenses but shall be reimbursed for all expenses incurred by it, prior to the effective date of termination.

8.7 Post Termination Arrangements

In the event of a termination of this Agreement:

(a) the Administrator shall deliver to the Trust all books, records, accounts, documents, systems and manuals which the Administrator has developed and maintained relating to such party pursuant to this Agreement; and

(b) the Trust and the Administrator shall take all steps as may be reasonably required to complete any final accounting as between them and to provide, if applicable, for the completion of any other matter contemplated by this Agreement.

8.8 Continuing Obligations

Notwithstanding termination of this Agreement, the Parties hereto shall not be relieved from any obligations or liabilities pursuant to this Agreement arising prior to such termination.

ARTICLE 9
FORCE MAJEURE

9.1 Consequences of Force Majeure

During the occurrence of an event of Force Majeure, the obligations of the Party affected by such event of Force Majeure, to the extent that such obligations cannot be reasonably performed as a result of such event of Force Majeure, shall be suspended, and such Party shall not be considered to be in breach or default hereunder, for the period of such occurrence, except that the occurrence of an event of Force Majeure:

(a) affecting the Trust but not affecting the performance of the Administrator's obligations hereunder, shall not relieve the Trust of its obligation to make payments of the expenses of the Administrator; or

(b) affecting the Administrator but not affecting the performance of the Trust's obligations hereunder, shall not relieve the Trust of its obligation to make payments of the expenses of the Administrator incurred before the event of Force Majeure in respect of services performed by the Administrator prior to such event of Force Majeure.

The suspension of performance shall be of no greater scope and of no longer duration than is required by the event of Force Majeure. No obligation of either Party that arose prior to the

event of Force Majeure causing the suspension of performance shall be excused as a result of the event of Force Majeure.

9.2 Notice

Upon the occurrence of an event of Force Majeure, the non-performing Party:

(a) shall give the other Parties prompt written notice of the particulars of the event of Force Majeure and its expected duration; and

(b) shall use its best efforts to remedy its inability to perform.

ARTICLE 10
RESOLUTION OF DISPUTES AND ARBITRATION

10.1 Dispute

If any issue, controversy, dispute, claim, question or disagreement of any kind or nature (a "**Dispute**") between the Parties arises out of or in connection with this Agreement, the Parties shall seek to settle the Dispute.

10.2 Arbitration

Except as is expressly provided in this Agreement, if the applicable Parties do not reach a solution pursuant to Section 10.1 within a period of 60 days following the first notice of the Dispute by any Party to the other, then upon written notice by any Party to the other, the Dispute shall be finally settled by arbitration in accordance with the provisions of the *Arbitration Act* (Alberta), provided that the following rules and provisions shall apply to the arbitration proceeding:

(a) The arbitration tribunal shall consist of one arbitrator appointed by mutual agreement of the Parties, or in the event of failure to agree within 10 Business Days following delivery of the written notice to arbitrate, any Party may apply to a judge of the Court of Queen's Bench of Alberta to appoint an arbitrator. The arbitrator selected by the Court shall be from a list of two individuals independent of each Party which shall be submitted to the court by each Party. The arbitrator shall be qualified by education and training to pass upon the particular matter to be decided.

(b) The arbitrator shall be instructed that time is of the essence in the arbitration proceeding and that in any event, the arbitration award must if at all possible be made within 45 days of the submission of the Dispute to arbitration or as soon thereafter as possible.

(c) After written notice is given to refer any Dispute to arbitration, the Parties will meet within 15 Business Days of delivery of the notice and will negotiate in good faith any changes in these arbitration provisions or the rules of arbitration which are herein adopted or which may be prescribed by the *Arbitration Act* (Alberta), in

an effort to expedite the process and otherwise ensure that the process is appropriate given the nature of the Dispute and the values at risk.

(d) The arbitration shall take place in Calgary, Alberta.

(e) The arbitration award shall be given in writing and shall be final and binding on the Parties, not subject to any appeal, and shall deal with the question of costs of arbitration and all related matters.

(f) Judgment upon any award may be entered in any Court having jurisdiction or application may be made to the Court for a judicial recognition of the award or an order of enforcement, as the case may be.

(g) All Disputes referred to arbitration (including the scope of the agreement to arbitrate, any statute of limitations, set-off claims, conflict of laws rules, tort claims and interest claims) shall be governed by the law of Alberta.

(h) The Parties agree that the arbitration shall be kept confidential and that the existence of the proceeding and any element of it (including any pleadings, briefs, or other documents submitted or exchanged, any testimony or other oral submissions and any awards) shall not be disclosed beyond the arbitrator, the Parties, their counsel and any person necessary to the conduct of the proceeding, except as may lawfully be required in judicial proceedings relating to the arbitration or otherwise as required by law.

(i) The Parties agree that any fees charged by the arbitrator shall be shared equally by the Parties involved in the arbitration subject to any cost orders that the arbitrator may make.

10.3 Continued Performance

During the conduct of Dispute resolution procedures pursuant to this Article 10, the Parties shall continue to perform their respective obligations under this Agreement and neither Party shall exercise any other remedies to resolve such Dispute.

ARTICLE 11
GENERAL MATTERS

11.1 No Partnership, Joint Venture or Trust

The Parties are not and shall not be deemed to be partners or joint venturers with one another and nothing herein shall be construed so as to impose any liability as such on any of them. The Parties agree that the Administrator shall perform its obligations under this Agreement as an independent contractor and shall not be, and shall not be deemed to be, a trustee for any Person, whether or not a Party, in connection with the discharge by the Administrator of such obligations, except as provided in Section 2.12 hereof.

11.2 Amendments

This Agreement shall not be amended or varied in its terms by oral agreement or by representations or otherwise except by instrument in writing executed by the duly authorized representatives of the Parties hereto or their respective successors or assigns.

11.3 Assignment

This Agreement may be assigned by any Party hereto only with the prior written consent of the other Party.

11.4 Severability

The provisions of this Agreement are severable. In the event of the unenforceability or invalidity of any one or more of the terms, covenants, conditions or provisions of this Agreement under applicable law, such unenforceability or invalidity shall not render any of the other terms, covenants, conditions or provisions hereof unenforceable or invalid; and the Parties agree that this Agreement shall be construed as if such an unenforceable or invalid term, covenant or condition was never contained herein.

11.5 Notices

All notices required or permitted pursuant to the terms of this Agreement shall be in writing and shall be given by personal delivery or facsimile transmittal during normal business hours on any Business Day to the address of the Party, as applicable, as set forth below. Any such notice or other communication given hereunder shall, if personally delivered or sent by facsimile transmittal (with confirmation received), be conclusively deemed to have been given or made and received on the day of delivery or facsimile transmittal (as the case may be) if such delivery or facsimile transmittal occurs during normal business hours of the recipient on a Business Day and if not so delivered or transmitted during normal business hours on a Business Day, then on the next Business Day following the day of delivery or transmittal. The Parties hereto may give from time to time written notice of change of address in the manner aforesaid.

Notices shall be provided:

(a) To the Trustee:

Valiant Trust Company
310, 606 – 4th Street S.W.
Calgary, AB T2P 1T1

Attention: Manager, Income Trusts
Telephone No. (403) 233-2801
Fax No.: (403) 233-2857

(b) To the Business Trustee:

Suite 204, 10605 Westside Drive
Grande Prairie, AB

T8V 8E6

Attention: President
Telephone No. (708) 830-0881
Fax No.: (700) 830-0882

(c) To the Trust:

Suite 204, 10605 Westside Drive
Grande Prairie, AB
T8V 8E6

Attention: President
Telephone No. (780) 830-0881
Fax No.: (780) 830-0882

(d) To the Administrator:

Suite 204, 10605 Westside Drive
Grande Prairie, AB
T8V 8E6

Attention: President
Telephone No. (780) 830-0881
Fax No.: (780) 830-0882

11.6 Enurement

This Agreement shall enure to the benefit of and be binding upon the Parties hereto and their respective successors and permitted assigns.

11.7 Entire Agreement

This Agreement constitutes the entire agreement between the Parties hereto with respect to the subject matter hereof and cancels and supersedes any prior understanding and agreements between the Parties with respect thereto. There are no representations, warranties, terms, conditions, undertakings or collateral agreements, express, implied or statutory with respect to the subject matter hereof between the Parties, other than as expressly set forth in this Agreement, the Deed of Trust and the Business Deed of Trust.

11.8 Waivers

No waiver of any breach of any term or provision of this Agreement shall be effective or binding unless made in writing and signed by the Party purporting to give the same and, unless otherwise provided, such waiver shall be limited to the specific breach waived.

11.9 Further Assurances

Each of the Parties shall from time to time execute and deliver all such further documents and instruments and do all acts and things as the other Parties may reasonably require to effectively carry out or better evidence or perfect the full intent and meaning of this Agreement.

11.10 Counterparts

This Agreement may be executed in one or more counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument.

11.11 Facsimile Execution

Execution and delivery of this Agreement may be effected by any Party by facsimile transmission of the execution page hereof to the other Parties. A Party delivering this Agreement by facsimile transmission shall thereafter forthwith deliver to each of the other Parties an original execution page hereof with its original execution located thereon; provided, however, that any failure by a Party to so deliver such original signature page shall not affect the validity or enforceability hereof by or against that Party.

IN WITNESS WHEREOF the Parties hereto have executed this Agreement by their proper officers duly authorized in that behalf as of the day and year first above written.

PETROWEST ENERGY SERVICES TRUST
by its Trustee, **VALIANT TRUST COMPANY**

Per: (signed) "*J. Robert Morris*"
General Manager

Per: (signed) "*Concepcion Jalbuena*"
Manager, Income Trusts

PETROWEST ENERGY SERVICES GENERAL PARTNER LTD.

Per: (signed) "*Kenneth N. Drysdale*"

Per: (signed) "*John B. Paul*"

PRELIMINARY PROSPECTUS

Initial Public Offering | July 6, 2006


Petrowest



PETROWEST ENERGY SERVICES TRUST

$•
• Trust Units

This prospectus qualifies the distribution of • trust units (the "Trust Units") of Petrowest Energy Services Trust (the "Trust"). The Trust is an unincorporated, open-ended, limited purpose mutual fund trust established under and governed by the laws of the Province of Alberta.

The Trust intends to make monthly distributions of its available cash to holders of Units ("Unitholders"). The initial cash distribution, which will be for the period from Closing to •, 2006, is expected to be paid on •, 2006 to Unitholders of record on •, 2006, and is estimated to be approximately $• in the aggregate, representing $• per Unit. As results of operations may vary, the distribution of cash is not assured. See "Summary of Distributable Cash".

Price: $10.00 per Trust Unit

	Price to the Public(1)	Underwriters' Fee	Net Proceeds to the Trust(2)
Per Trust Unit	$10.00	$0.60	$9.40
Total Offering	$•	$•	$•

Notes:

(1) The price of the Trust Units has been determined by negotiation between the Trust, Petrowest Energy Services General Partner Ltd. (the "General Partner") and Westwind Partners Inc. and Sprott Securities Inc. (together, the "Underwriters"). Westwind Partners Inc., Westwind Partners (UK) Limited and Sprott Securities Inc. are financial advisors to Petrowest.

(2) After deducting the Underwriters' fee but before deducting the estimated expenses of this offering, which expenses, together with the Underwriters' fee, will be paid from the proceeds of this offering.

(3) The Trust has granted to the Underwriters an option (the "Over-Allotment Option") to purchase up to an additional • Trust Units on the same terms as set forth above, exercisable in whole or in part from time to time for a period of 30 days following the date of closing solely to cover over-allotments, if any. This prospectus also qualifies the distribution of these additional Trust Units. If the

Over-Allotment Option is exercised in full, the price to the public, Underwriters' fee and net proceeds to the Trust (before deducting the expenses of this offering) will be $•, $• and $•, respectively. See "Plan of Distribution".

The Trust does not currently carry on any active business. Closing of this offering is conditional upon the satisfaction of the Acquisition Condition (as herein defined). An investment in these securities should be considered speculative due to the nature of Petrowest's (as herein defined) business and its present stage of development and is subject to a number of risks. There is currently no market through which the Trust Units may be sold and purchasers may not be able to resell the Trust Units purchased under this prospectus. See "Risk Factors".

The Underwriters, as principals, conditionally offer the Trust Units, subject to prior sale, if, as and when issued by the Trust and accepted by the Underwriters in accordance with the conditions contained in the Underwriting Agreement referred to under "Plan of Distribution" and subject to the approval of certain legal matters on behalf of the Trust and its subsidiaries by Bennett Jones LLP and on behalf of the Underwriters by Stikeman Elliott LLP. Subscriptions for Trust Units will be received subject to rejection or allotment in whole or in part and the right is reserved to close the subscription books at any time without notice. One or more certificates representing the Trust Units issued pursuant to this offering will be issued in registered form to The Canadian Depository for Securities Limited ("CDS") or its nominee and will be deposited with CDS on the date of the Closing, which is expected to occur on or about •, 2006, but in any event not later than •, 2006. A purchaser of Trust Units will receive only a customer confirmation from a registered dealer that is a CDS participant from or through which Trust Units are purchased.

Although the Trust intends to make distributions of its available cash to Unitholders, these cash distributions are not assured. The actual amount distributed will depend on numerous factors including the Trust's and its subsidiaries' financial performance, debt covenants and obligations, working capital requirements and future capital requirements. The market value of the Trust Units may deteriorate if the Trust is unable to meet its cash distribution targets in the future, and that deterioration may be material. The Trust does not have a stability rating. See "Risk Factors".

The after-tax return to Unitholders subject to Canadian federal income tax from an investment in Trust Units will depend, in part, on the composition for tax purposes of distributions paid by the Trust, portions of which may be fully taxable or constitute non-taxable returns of capital, which are not included in a Unitholder's income but which reduce the adjusted cost base of the Trust Units to the Unitholder. The composition for tax purposes of those distributions may change over time, thus affecting the after-tax return to Unitholders. The estimated portion of a subscriber's investment that initially will be taxed as a return on capital is 85% and the estimated portion that initially will be taxed as a return of capital is 15%. Returns on capital are generally taxed as ordinary income or as dividends in the hands of a Unitholder resident in Canada. Returns of capital are generally non-taxable to a Unitholder resident in Canada (but reduce the holder's adjusted cost base of the Trust Units for tax purposes). See "Canadian Federal Income Tax Considerations" and "Description of the Trust – Cash Distributions".

The Trust Units are not "deposits" within the meaning of the *Canada Deposit Insurance Corporation Act* (Canada) and are not insured under the provisions of that Act or any other legislation. Furthermore, the Trust is not a trust company and, accordingly, it is not registered under any trust and loan company legislation and it does not carry on or intend to carry on the business of a trust company.

Petrowest Energy Services Trust

Scope of Service Continuum



Petro west
Petro west
Pre-Drilling
Drilling
Completion
Post Completion
Obtain surface rights
Logging & clearing
Build road
Transport equipment
Build lease
Rig mobilization
Pin A-frame & raise derrick
Safety Services
Rig demobilization
Final road construction
Reclamation

Road and Lease Construction Division







Transportation and Hauling Division





Civil Services Division





H2S SAFETY
SUPERVISION

Heavy Equipment Rentals Division







VOLVO

TABLE OF CONTENTS

PROSPECTUS SUMMARY

The following is a summary of the principal features of this offering and should be read together with the more detailed information and financial data and statements contained elsewhere in this prospectus. Please refer to the Glossary for an explanation of certain terms used in this prospectus and in this summary.

On Closing of this offering, the Trust will be a business trust operating an energy services business through its indirect subsidiaries. Unitholders will hold Units of the Trust, which in turn will hold a 100% beneficial interest in the Petrowest Business Trust. The Petrowest Business Trust will, via the four Partnerships (corresponding with four business divisions), hold the assets of the businesses historically operated by the Acquired Companies. See "The Trust and its Subsidiaries".

Business of Petrowest

Petrowest will be a diversified oilfield services trust that will provide pre-drilling and post-completion services to the northern region of the WCSB. Petrowest will service the region via its head and operational office in Grande Prairie, Alberta and nine full-service locations throughout northern Alberta and British Columbia, each with a staging area, shop area, and sales and service personnel. Petrowest's corporate office will be in Calgary, Alberta.


High Level
Fort Nelson
Fort McMurray
Fort St. John
Peace River
Dawson Creek
BRITISH
COLUMBIA
Grande Prairie
ALBERTA
SASKATCHEWAN
Edmonton
Calgary
Office locations

Petrowest will acquire the Acquired Companies, which are all established, private Grande Prairie-based pre-drilling and post-completion service providers. The nine Acquired Companies are complementary to one another and will have the ability to provide clients with a full-range of services, cost competitive pricing, the capability to service large-scale contracts, and a modern and well-maintained equipment fleet. Petrowest intends to expand and improve on the aforementioned benefits as it executes its growth strategy of further integration, organic expansion, and complementary acquisitions.

Petrowest's business will be operated in four divisions corresponding to the four Partnerships as follows:

- **Road and Lease Construction Division** – will provide oilfield well site lease preparation, road construction, earth moving, reclamation, commercial projects and other lease construction services. The Road and Lease Construction Division will have four camps and approximately 90 pieces of major equipment (average age: four years) and 130 full-time employees (average industry experience: nine years);
- **Transportation and Hauling Division** – will provide general oilfield hauling, rig mobilization and demobilization, equipment transportation, log loading and hauling, gravel hauling, pipe hauling and other transportation services. The Transportation and Hauling Division will have approximately 80 pieces of major equipment (average age: five years) and 100 full-time employees (average industry experience: 10 years);
- **Civil Services Division** – will provide general rock and gravel crushing and oilfield safety services and rentals. The Civil Services Division will have approximately 120 pieces of major equipment (average age: five years) and 80 full-time employees (average industry experience: eight years); and

- **Heavy Equipment Rentals Division** – will provide oilfield and construction heavy equipment rentals. The Heavy Equipment Rentals Division will have approximately 60 pieces of major equipment (average age: three years) and 10 full-time employees (average industry experience: 15 years).

See "Business of Petrowest" and "Divisional Structure".

The following table illustrates selected historical financial performance of the Acquired Companies, organized by Petrowest's operating divisions, for the periods indicated.

Company	Revenue	Adjusted EBITDA(2)(3)	Adjusted EBITDA Margin(2)(3)	Years of Operation
	For the 12-month period ending October 31, November 30 or December 31, 2005(1)			
	($mm)	*($mm)*		
Road and Lease Construction Division				
Gordon Bros. Construction	$8.8	$2.7	30.7%	32
Roy Larson Construction	$20.4	$6.1	29.9%	20
Wales Contractors	$18.7	$6.0	32.1%	22
Total	**$47.9**	**$14.8**		
Average			**30.9%**	**25**
Transportation and Hauling Division				
D&D Well Services	$30.6	$11.1	36.3%	19
Murtron Hauling	$12.3	$2.3	18.7%	23
Total	**$42.9**	**$13.4**		
Average			**31.2%**	**21**
Civil Services Division				
R Bee Crushing	$23.6	$7.6	32.2%	20
S.O.S. Oilfield Safety	$5.0	$1.7	34.0%	9
Total	**$28.6**	**$9.3**		
Average			**32.5%**	**15**
Heavy Equipment Rentals Division				
Northern Tractor	$7.1	$4.4	62.0%	7
Neuwest Equipment Rentals	$2.1	$0.8	38.1%	5
Total	**$9.2**	**$5.2**		
Average			**56.5%**	**6**
TOTAL(4)	**$128.7**	**$42.7**		
AVERAGE			**33.2%**	**17**

Notes:

(1) The financial year-ends of the Acquired Companies are as follows: Wales Contractors – August 31, Roy Larson Construction – May 31, Gordon Bros. Construction – September 30, D&D Well Services – December 31, Murtron Hauling – October 31, R Bee Crushing – April 30, S.O.S. Oilfield Safety – August 31, Northern Tractor – September 30 and Neuwest Equipment Rentals – October 31. The information presented was derived from, in respect of D&D Well Services, Murtron Hauling and Neuwest Equipment Rentals, the audited combined income statements for the twelve-month periods ended December 31, 2005, October 31, 2005, October 31, 2005, respectively, and in respect of Wales Contractors, Roy Larson Construction, Gordon Bros. Construction, R Bee Crushing, S.O.S. Oilfield Safety and Northern Tractor, the unaudited income statements for the twelve-month periods ended November 30, 2005, November 30, 2005, December 31, 2005, October 31, 2005, November 30, 2005 and December 31, 2005, respectively, constructed for the purpose of preparing the unaudited pro forma consolidated statement of income of the Trust for the twelve-month period ended December 31, 2005. See "Selected Pro Forma Consolidated Financial Information".

(2) See Schedule "C" - "Reconciliation of Net Earnings to EBITDA and Adjusted EBITDA".

(3) See "Non-GAAP Measures".

(4) Totals may not add due to rounding.

Operational Strengths

Petrowest intends to become the leader in pre-drilling and post-completion services to the northern region of the WCSB. Petrowest intends to achieve this by capitalizing on the operational strengths of the Acquired Companies, which combined provide the following advantages:

- **Ability to Provide a "One-Stop-Shop" Service Approach** – As a result of the broad spectrum of energy services businesses which will comprise Petrowest, oil and gas clients will have access to a full range of pre-drilling and post-completion services. Industry trends suggest that oil and gas companies prefer to utilize a services company that can provide a full range of services as opposed to procuring the same services from a host of sources. Benefits to the client include reduced overhead costs, a reduction in invoicing and accounting procedures, reduced wait times for services and increased efficiency in procuring pre-drilling and post-completion services. This model allows clients to meet the shorter time frames demanded by an environment where it is becoming increasingly difficult to engage services in a timely manner due to the general robustness of the energy sector coupled with labour challenges.

- **Intra-Company Synergies** – Each operating division within Petrowest will possess the ability to provide services to other divisions to facilitate its customers' specific pre-drilling and post-completion needs. Petrowest's clients will benefit from Petrowest's cross-company utilization strategies that otherwise would be absent. For example, the Civil Services Division can take advantage of the Transportation and Hauling Division's ability to provide hauling needs resulting in increased utilization rates due to reduced down time.

- **Ability to Service Large Scale Contracts** -- Petrowest's combined divisions will be positioned to take advantage of larger contract jobs as a result of its increased capacity to provide a full range of pre-drilling and post-completion services at competitive rates and in geographic areas that are comparatively difficult to access for smaller service companies. In northern Alberta and British Columbia, where well site lease-building costs are much greater than at conventional locations with relatively easy year-round access, this advantage will become increasingly strategic.

- **Competitive Pricing** – Petrowest intends to provide its customers with high-quality services using competitive pricing in an environment where costs are becoming increasingly high. By offering clients a full range of pre-drilling and post-completion services, Petrowest will have the ability to meet customer price points with greater flexibility and customer satisfaction.

- **Quality Equipment Fleet** – With the acquisition of a fleet of equipment with an average age of approximately 4.5 years and an increased access to growth capital, Petrowest will utilize an equipment fleet that is new and well-maintained. This will result in greater safety standards and reduced down times due to equipment breakdowns. As a result, clients will benefit from greater reliability in the performance of Petrowest's full range of pre-drilling and post-completion services.

- **People** – The key operating and technical people that comprise the four divisions within Petrowest will represent a valuable and important component of Petrowest's operational strengths. Given the current labour shortages in western Canada combined with senior management attrition in the energy services industry generally, it is important to understand that the key managers of the Acquired Companies have been in place with the Acquired Companies for an average of 17 years. Additionally, the respective middle management and employees of the Acquired Companies are dedicated to their businesses and have proven their commitment and loyalty by their long-term employment tenures. Petrowest's human resource assets will be key in its overall profitability and customer satisfaction, both near and long term.

See "Business of Petrowest - Operational Strengths".

Strategy for Growth

Petrowest's strategy will be to develop a long-term business which delivers sustainable and increasing per Unit distributions by growing its Road and Lease Construction, Transportation and Hauling, Civil Services and Heavy Equipment Rentals divisions. Petrowest will achieve this by integrating the businesses conducted by the Acquired Companies and establishing Petrowest as the recognized pre-drilling and post-completion service provider to the northern region of the WCSB. Petrowest will consider expanding the number of businesses within the divisions and adding other businesses and divisions if acquisition candidates meet Petrowest's acquisition criteria. See "Strategy – Acquisitions."

Petrowest anticipates acquiring approximately $39 million of new equipment over the next twelve months. This expenditure will be funded by operating leases and $8.3 million of working capital. These expenditures will add equipment to each of Petrowest's divisions to allow for future growth. Approximately 80% of this equipment has been ordered and management anticipates that this equipment will be utilized by Petrowest beginning in the third quarter of 2006.

Petrowest intends to integrate the businesses conducted by the Acquired Companies and future acquisitions within the divisions. Petrowest intends to capitalize on the track records of the Acquired Companies with respect to commitment to customer service, operational efficiency, health and safety and financial return.

Petrowest will operate in the northern region of the WCSB, principally from Grande Prairie, Alberta. At the present time, Petrowest does not intend to expand operations into eastern Canada, the United States or internationally.

See "Business of Petrowest - Strategy".

Investment Opportunity

Management believes that the Trust is an attractive investment opportunity due to the quality of the underlying businesses represented by the Acquired Companies and Petrowest's focused business strategy. Petrowest intends to sustain and increase its cash flow and distributions through both organic growth and acquisitions of other energy services businesses that have similar characteristics to the Acquired Companies.

Management expects Petrowest to have the following notable attributes:

- ownership of established businesses that provide the full-range of pre-drilling and post-completion services to the northern region of the WCSB;
- alignment of management and Unitholder interests through the subordination of management's equity interest and structured escrow terms on the Units acquired by the founding Unitholders as well as structured escrow terms on the Trust Units acquired by the shareholders of each of the Acquired Companies. See "Escrowed and Subordinated Securities";
- strong balance sheet with financial flexibility to balance between internal growth and payout of distributions to investors;
- high historic profitability of the Acquired Companies with average Adjusted EBITDA margins over 30%;
- an initial monthly distribution of $• per Unit. See "Summary of Distributable Cash";
- well positioned to capitalize on robust industry activity levels and future northern development opportunities through internal growth and acquisition opportunities;
- modern and well-maintained major equipment with an average age of approximately 4.5 years, providing a solid, cost-effective foundation from which growth can occur;

- focused and experienced executive management team and board of directors;

- focused growth strategy through a combination of internal, organic growth coupled with strategic accretive acquisitions; and

- tax effective trust structure which will facilitate access to capital that can be used for investments in equipment and strategic acquisitions.

See "Business of Petrowest - Investment Opportunity".

Selected Pro Forma Financial Information

The following table presents a summary of the unaudited pro forma consolidated balance sheet of the Trust as at March 31, 2006, the unaudited pro forma consolidated statements of income of the Trust for the period ended December 31, 2005 and for the three months ended March 31, 2006. The unaudited pro forma consolidated balance sheet was prepared as if the Concurrent Acquisitions were completed by way of the payment of $103,284,052 in cash and the issuance of 12,765,094 Units, the subscription for 1,510,000 Subordinated Units was completed for proceeds of $4,530,000 ($1,510,000 in cash and $3,020,000 in notes receivable) and • Trust Units were issued pursuant to this offering on March 31, 2006. The unaudited pro forma consolidated statements of income for the period ended December 31, 2005 and the three month period ended March 31, 2006 were prepared as if such transactions had occurred on January 1, 2005.

The unaudited pro forma information should be read together with the unaudited pro forma consolidated financial statements and related notes of the Trust included in Schedule "B" of this prospectus.

	Period Ended March 31, 2006	Period Ended December 31, 2005
Income Statement Data		
Revenues	$ 47,237,772	$ 128,708,182
Expenses	$ 32,294,717	$ 87,283,767
Gain on disposal of property and equipment	$ 367,258	$ 1,314,585
Adjusted EBITDA[1]	$ 15,310,313	$ 42,739,000
Interest Expense (income)-net	$ (37,112)	$ 17,563
Amortization	$ 8,658,092	$ 32,374,714
Net Income	$ 6,662,333	$ 10,346,723
Balance Sheet Data		
Working Capital	$ •	
Investments	$ 86,785	
Cash surrender value of life insurance	$ 272,639	
Notes receivable and interest	$ 96,154	
Property and Equipment	$ 101,490,677	
Goodwill	$ 93,198,008	
Intangible Assets	$ 48,596,484	
Total Assets	$ •	
Long Term Debt	$ -	
Units	$ •	
Total Unitholders' Equity	$ •	

Note:

(1) See "Non-GAAP Measures" and Schedule "C" - "Reconciliation of Net Earnings to EBITDA and Adjusted EBITDA".

Acquisition Agreements

Acquisitionco has entered into the Purchase and Sale Agreements providing for the purchase by Acquisitionco of the Acquired Companies for an aggregate base purchase price of $230,934,992, subject to post-closing adjustments. This represents a value of approximately five times the sum of aggregate EBITDA plus management bonuses and non-recurring items for the twelve months ended December 31, 2005 of the Acquired Companies, plus an estimate of adjustments for working capital ($15.7 million), plus amounts paid for equipment after December 31, 2005 ($6.7 million), less an estimate of long-term debt ($23.5 million). Management's estimate of the sum of EBITDA plus management bonuses and non-recurring items of the Acquired Companies was based on financial statements reviewed by the Acquired Companies' independent accountants for the twelve-month period ended December 31, 2005. The aggregate base purchase price will be paid by $103,284,052 in cash and the issuance by the Trust of an aggregate of 12,765,094 Trust Units. Post-closing an audit of the working capital, shareholder loans and long term debt of each of the Acquired Companies as at the date of closing of the acquisition of the Acquired Companies will be performed. Subject to certain conditions, the results of this audit will be used to determine whether a positive or negative cash adjustment will be made to the aggregate base purchase price of the Acquired Companies. Petrowest will also retire term and capital lease debt associated with the Acquired Companies.

The Purchase and Sale Agreements contain representations and warranties in favour of Acquisitionco including representations and warranties respecting the Acquired Companies' corporate status, financial status, employees, assets, real property and the absence of environmental claims. Subject to certain limited exceptions, all representations, warranties and covenants contained in the Purchase and Sale Agreements on the part of each of the parties will survive the closing of the acquisition of the Acquired Companies, the execution and delivery under the Purchase and Sale Agreements of any share or security transfer instruments or other documents of title to any of the shares and the payment of the consideration for the shares.

In addition, it is a condition of the Purchase and Sale Agreements that 13 key personnel of the Acquired Companies shall have executed and delivered management employment agreements with the General Partner prior to closing. See "Acquisition of the Acquired Companies – Management Contracts."

Purchasers of Trust Units pursuant to this offering may not have a direct statutory right of action against each vendor of the shares of the Acquired Companies for a misrepresentation in this prospectus in respect of the Acquired Companies. Purchasers are advised to review the terms of the Purchase and Sale Agreements for a complete description of the representations, warranties and indemnities and related liabilities of the vendors of the shares of the Acquired Companies. Copies of the Purchase and Sale Agreements may be inspected at Petrowest's corporate office in Calgary during normal business hours during the period of distribution of the Trust Units.

Summary of Distributable Cash

Management has prepared the following summary of distributable cash generated by the Acquired Companies on the basis of information contained in this prospectus, and management's estimate of the amount of expenses that would have been incurred by the Acquired Companies and Petrowest had Petrowest been in existence for the three months ended March 31, 2006 and for the twelve-months ended December 31, 2005. The analysis is neither a forecast nor a projection of future results. The actual results of operations of Petrowest for any period, whether before or after the Closing, will vary from the amounts set forth in the following analysis and such variation may be material. Additionally, management believes the operations of Petrowest are subject to risks, and in reviewing the following summary of distributable cash, investors should review and consider the risks described under the heading "Risk Factors".

Management views distributable cash as an operating performance measure, as it is a measure generally used by Canadian income funds as an indicator of financial performance. As the Trust will distribute substantially all of its cash on an ongoing basis (after providing for certain amounts described below) and since EBITDA and Adjusted EBITDA (as respectively defined in "Non-GAAP Measures") are metrics used by many investors to compare issuers on the basis of their ability to generate cash from operations, management believes that, in addition to net earnings, EBITDA and Adjusted EBITDA are useful supplemental measures from which to make adjustments to determine distributable cash. The estimate of distributable cash has been prepared using assumptions which

management believes are reasonable and supportable, all of which reflect the Partnerships planned course of action given management's judgement about the most probable set of economic conditions.

Management believes that, upon completion of this offering and the Concurrent Acquisitions, Petrowest will incur lease expenses, management salaries, maintenance capital expenditures, general and administrative costs, and other expenses that will differ from those contained in the historical financial statements of each of the Acquired Companies that are included elsewhere in this prospectus. Although management does not have firm commitments for all of the aforementioned items and, accordingly, the complete financial effects of all of those items are not objectively determinable, management believes that the following represents a reasonable estimate of the distributable cash of the Trust that could have been available for distribution for the three months ended March 31, 2006 and for the twelve-months ended December 31, 2005 had the Trust been in existence during such time and had the Concurrent Acquisitions taken place at the beginning of such periods.

Summary of Distributable Cash

(in thousands of dollars, except per Unit amounts)	**Three Months Ended March 31, 2006**	**Twelve-Months Ended December 31, 2005**
Adjusted EBITDA[(1)(2)]	$ 15,310	$ 42,739
Management believes that cash available for distribution should be reduced by the following:		
Incremental executive, board and public company costs[(3)]	$ 306	$ 1,223
Maintenance capital expenditures[(4)]	$ 825	$ 3,300
Interest expense[(5)]	$ 75	$ 300
Management believes that cash available for distribution should be increased by the following:		
Adjustment for costs associated with non-recurring items, insurance, and office and administration consolidation[(3)]	$ 283	$ 1,132
Cash available for distribution	$ 14,387	$ 39,048
Cash holdback[(6)]	$ •	$ •
Cash holdback %	•%	•%
Distributable cash[(7)]	$ •	$ •
Estimated distributable cash per Unit[(8)]	$ •	$ •

Notes:

(1) Represents the pro forma consolidated Adjusted EBITDA of the Trust for the three months ended March 31, 2006 and the twelve months ended December 31, 2005 calculated as the sum of earnings (loss) of $6,662,333 and $10,346,723, income taxes of $nil and $nil, other interest of $50,718 and $103,247 and amortization of $8,685,092 and $32,374,714 less interest and other revenue of $87,830 and $85,684, respectively. See "Selected Pro Forma Consolidated Financial Information" and the unaudited pro forma consolidated financial statements and related notes of the Trust included in Schedule "B" of this prospectus.

(2) Adjusted EBITDA is not a recognized measure under GAAP, does not have a standardized meaning prescribed by GAAP and may not be comparable to similar measures presented by other issuers. See "Non-GAAP Measures" and Schedule "C" - "Reconciliation of Net Earnings to EBITDA and Adjusted EBITDA". As the Trust intends to distribute substantially all of its cash available for distribution (after satisfaction of administrative expenses and other amounts as may be considered appropriate by the Board of Directors) on an on-going basis, management believes that Adjusted EBITDA is an important measure in evaluating the Trust's performance and in determining whether to invest in the Trust.

(3) Management estimates that, subsequent to this offering, Petrowest will incur additional costs on an ongoing basis in connection with ongoing public disclosure requirements, investor relations, additional employee compensation, trustee and director fees, and other related matters. Also, management anticipates that Petrowest will realize savings associated with general and administrative costs on an ongoing basis in connection with insurance, office administration and supplies and non-recurring items. These estimates are based on quotes provided by service providers, preliminary contractual arrangements, expenses in similar offering transactions and comparisons with historical expenses.

(4) Represents management's estimate of annual maintenance capital expenditures, including expenditures required to maintain the base fleet of equipment, inventory of equipment, equipment certification costs, leasehold and office improvements, and tools. Estimates are based on historical expenditures, consistent with management's plans for funding capital expenditures on an ongoing basis. See "Acquisition of the Acquired Companies".

(5) Represents estimated interest expense on proposed credit facilities that management intends to secure concurrent with the Closing. Management anticipates a credit facility will be in the form of a revolving line of credit. Management estimates that the facility will be utilized to fund seasonal working capital requirements. On an annualized basis, management estimates that Petrowest will, on average, carry a balance of $5 million with an average interest rate of 6%.

(6) Management initially intends to reserve approximately •% of cash available for actual distribution.

(7) Distributable cash is not a recognized measure under GAAP and is typically used by Canadian income funds as an indicator of financial performance. The method of calculating the Trust's distributable cash may differ from similar computations as reported by other issuers and, accordingly, the distributable cash of the Trust may not be comparable to distributable cash as reported by other issuers. See "Non-GAAP Measures".

(8) Based on • Units outstanding on a fully diluted basis upon Closing.

The Offering

Offering:	• Trust Units of the Trust.
Over-Allotment Option:	The Trust has granted to the Underwriters the Over-Allotment Option to purchase up to an additional • Trust Units. See "Plan of Distribution".
Amount:	$• million ($• million if the Over-Allotment Option is exercised in full).
Price:	$10.00 per Trust Unit.
Closing:	The Closing of this offering is anticipated to occur on or about •, 2006, and in any event not later than •.
Units:	An unlimited number of Trust Units and Subordinated Units may be issued pursuant to the Deed of Trust. In certain circumstances Subordinated Units are subordinate to Trust Units in respect of distributions of the Trust. The Subordinated Units will automatically convert into Trust Units on a one-for-one basis at (and the subordination provisions will only apply until) the end of the first fiscal year ending on or after December 31, 2008 where the Trust satisfies its EBITDA Target and Distribution Target for such fiscal year. Each Unit represents an equal undivided beneficial interest in the Trust and, subject to the subordination of the Subordinated Units, any distributions from the Trust. Each Trust Unit is transferable and entitles the registered holder thereof to an equal participation in distributions of the Trust, rights of redemption and one vote at all meetings of Unitholders. See "Description of the Trust".
Use of Proceeds:	The aggregate gross proceeds of this offering will be $• million ($• million if the Over-Allotment Option is exercised in full). The estimated net proceeds of this offering, after deducting $• million representing fees payable to the Underwriters ($• million if the Over-Allotment Option is exercised in full) and the estimated expenses of this offering of $2.0 million, will be $• million ($• million if the Over-Allotment Option is exercised in full). The Trust will use the net proceeds to subscribe for Business Notes and Business Units. Petrowest Business Trust is anticipated to use the offering proceeds as follows: approximately $103.3 to pay the cash portion of the base purchase price for the Acquired Companies, $8.3 million for growth capital and $• million for working capital and, in the interim, $• million will be used for debt repayment to retire certain long-term debt of the Acquired Companies ($•, $• and $•, respectively, if the Over-Allotment Option is exercised in full). See "Use of Proceeds" and "Acquisition of the Acquired Companies".
Distribution Policy of the Trust:	The Trust expects to make monthly distributions of its available cash to Unitholders which are expected to be paid on or about the 15th day following the end of each month. These distributions will represent all cash received from the Trust's indirect interest in the Partnerships, less cash amounts required for expenses and other obligations of the Trust, cash redemptions of Units, any tax liability, reserves determined by the General Partner and certain other amounts. The Trust expects to make its initial cash distribution for the period from Closing to •, 2006 on •, 2006 to Unitholders of record on •, 2006 in the estimated aggregate amount of $•, representing $• per Unit. See "Summary of Distributable Cash".

Cash distributions are not guaranteed and Distributable Cash will fluctuate with, among other things, Petrowest's performance. See "Risk Factors - Risks Related to the Business".

Eligibility for Investment: In the opinion of Bennett Jones LLP, counsel to the Trust, and Stikeman Elliott LLP, counsel to the Underwriters, based upon the assumptions set out under "Canadian Federal Income Tax Considerations" and certificates as to factual matters given by the Trust, the Trust Units, on Closing, will be qualified investments under the Tax Act for trusts governed by Plans.

Risk Factors: An investment in these securities should be considered speculative due to the nature of Petrowest's business and its present stage of development. There are additional risks associated with an investment in these securities relating to: absence of any current business; absence of operating history; failure to acquire all of the Acquired Companies; failure to realize anticipated benefits of the Concurrent Acquisitions and/or future acquisitions; volatility of industry conditions; seasonality; capital expenditures; alternatives to and changing demand for petroleum products; sources, pricing and availability of equipment and equipment parts; government regulation; Kyoto Protocol; operating risks and insurance; agreements and contracts; personnel; competition; credit risk; conflicts of interest; foreign exchange and interest rates; disclosure and internal controls; investment eligibility; mutual fund trust status; redemption of Units; nature of Units; Unitholder limited liability; restrictions on non-resident ownership; dependence on operating entities; return of capital; changes in legislation; delay in cash distributions; additional financing; absence of prior market; income tax matters; and statutory remedies. In assessing the risks of an investment in the Units, subscribers must rely upon the ability and integrity of the management of Petrowest. Subscribers should consult their own professional advisors to assess the income tax, legal and other aspects of an investment in the Units. See "Risk Factors".

Petrowest Energy Services Trust and its Subsidiaries

The Trust is an unincorporated, open-ended, limited purpose mutual fund trust established under and governed by the laws of the Province of Alberta pursuant to the Deed of Trust that was created on July 6, 2006. The Trust was established to hold Business Notes and a 100% beneficial interest in the Petrowest Business Trust. The trustee of the Trust will be the Trustee. The General Partner will be responsible for overseeing and managing the Trust and Petrowest Business Trust. The General Partner is a corporation that was incorporated under the ABCA on July 6, 2006, all of the outstanding shares of which will be held by the Petrowest Business Trust.

When established, the Petrowest Business Trust will be an unincorporated, open-ended, limited purpose mutual fund trust established under and governed by the laws of the Province of Alberta pursuant to the Business Deed of Trust. The trustee of the Business Trust will be Business Trustee, a corporation to be incorporated under the ABCA, all of the outstanding shares of which will be held by the Trust.

The Petrowest Business Trust, directly and indirectly, will hold a 100% interest in the Construction Partnership, the Transportation Partnership, the Civil Partnership and the Rentals Partnership (collectively, the "Partnerships") through which Petrowest's Road and Lease Construction Division, Transportation and Hauling Division, Civil Services Division and Heavy Equipment Rentals Division, respectively, will operate upon completion of the Concurrent Acquisitions and the Reorganization. Each of the Partnerships will be a limited partnership formed under the laws of Alberta. The general partner of the Partnerships will be the General Partner and the limited partners of the partnerships will be the Petrowest Business Trust and Acquisitionco.

Acquisitionco is a corporation, all of the common shares of which will be held by the Petrowest Business Trust. Acquisitionco has entered into the Share Purchase Agreements pursuant to which Acquisitionco has the right,

subject to certain conditions, to acquire all of the outstanding shares of the Acquired Companies, each of which is involved in the energy services business. Concurrent with the Closing of this offering, Acquisitionco will acquire all of the outstanding shares of each of the Acquired Companies following which each of the Acquired Companies will be amalgamated with Acquisitionco. Acquisitionco will then transfer the businesses historically operated by the Acquired Companies, including all of their assets, undertaking, intellectual property and liabilities, into the Partnerships.

The General Partner and Acquisitionco have not carried on any business prior to the date hereof and do not hold any material assets other than the right of Acquisitionco to acquire the Acquired Companies pursuant to the Purchase and Sale Agreements. All of the outstanding shares of the General Partner and Acquisitionco are currently held by the Trust. Prior to Closing, all of the outstanding shares of the General Partner and Acquisitionco will be transferred to the Business Trust.

See "The Trust and its Subsidiaries".

Following completion of this offering, the Concurrent Acquisitions and the Reorganization, Petrowest's business will operate as follows:



Unitholders
(1)
Trust
Business Trustee
(2)
Petrowest
Business
Trust
General Partner
Acquisitionco
(3)
Construction Partnership(4)
Transportation Partnership(4)
Civil Partnership(4)
Rentals Partnership(4)

Notes:

(1) Unitholders hold Trust Units and Subordinated Units of the Trust. Immediately following the Closing of this offering and the Concurrent Acquisitions, the shareholders of the Acquired Companies will hold •%, the subscribers under this offering will hold •% and the holders of Subordinated Units will hold •%, of the outstanding Units, respectively.

(2) The Trust will hold the Business Notes and a 100% beneficial interest in the Petrowest Business Trust.

(3) Acquisitionco will amalgamate with the Acquired Companies immediately following the completion of the Concurrent Acquisitions.

(4) Pursuant to the Reorganization, the Partnerships will acquire the businesses historically carried on by the Acquired Companies.

NON-GAAP MEASURES

Throughout this prospectus, the Trust uses the term "Distributable Cash" to refer to the amount of cash that is expected to be available for distributions to Unitholders; the term "EBITDA" to refer to earnings before interest, taxes, depreciation and amortization; the term "Adjusted EBITDA" to refer to EBITDA before management bonuses; the term "Adjusted EBITDA Margin" to refer to a fraction, the numerator of which is Adjusted EBITDA and the denominator of which is revenue; and the term "Earning percentage" to refer to a fraction, the numerator of which is Net Earnings for the period and the denominator of which is revenue. The terms Distributable Cash, EBITDA, Adjusted EBITDA, Adjusted EBITDA Margin and Earnings percentage are not measures recognized by Canadian generally accepted accounting principles ("GAAP") and do not have standardized meanings prescribed by GAAP. Distributable Cash is an amount calculated in accordance with the terms of the Deed of Trust. Distributable Cash, EBITDA, Adjusted EBITDA, Adjusted EBITDA Margin and Earnings percentage may not be comparable to similar measures presented by other issuers, and investors are cautioned that Distributable Cash, EBITDA, Adjusted EBITDA, Adjusted EBITDA Margin and Earnings percentage should not be considered as alternatives to net earnings, cash flow from operating activities or other measures of financial performance calculated in accordance with GAAP. See also "Management's Discussion and Analysis – Reconciliation of Net Earnings to EBITDA and Adjusted EBITDA" and "Management's Discussion and Analysis – Reconciliation of EBITDA to Cash Flow from Operations" and Schedule "C" - "Reconciliation of Net Earnings to EBITDA and Adjusted EBITDA".

FORWARD-LOOKING STATEMENTS

Certain statements contained in this prospectus constitute forward-looking statements. When used in this document, the words "may", "would", "could", "will", "intend", "plan", "anticipate", "believe", "seek", "propose", "estimate", "expect" and similar expressions, as they relate to the Trust, the Partnerships, the Petrowest Business Trust and other subsidiaries, are intended to identify forward-looking statements. Such statements reflect Petrowest's current views with respect to future events and are subject to certain risks, uncertainties and assumptions, including, without limitation, those described in this prospectus under the heading "Risk Factors", "Business of Petrowest" and "Management's Discussion and Analysis". Many factors could cause the Trust's actual results, performance or achievements to vary from those described in this prospectus. Should one or more of these risks or uncertainties materialize, or should assumptions underlying forward-looking statements prove incorrect, actual results may vary materially from those described in this prospectus as intended, planned, anticipated, believed, estimated or expected. Neither the Trust nor the Underwriters intend, and do not assume any obligation, to update these forward-looking statements, except as required by law. These forward-looking statements are made as of the date of this prospectus and are expressly qualified in their entirety by these cautionary statements.

With respect to forward-looking statements contained in this prospectus, the Trust has made assumptions regarding, among other things:

- the Trust's ability to market successfully to current and new customers;
- the Trust's ability to obtain equipment from suppliers;
- the impact of increasing competition; and
- the Trust's ability to obtain additional financing on satisfactory terms.

In particular, this prospectus contains forward-looking statements pertaining to the following:

- completion of the acquisition of each of the Acquired Companies;
- anticipated benefits to be realized from the Acquired Companies;
- the timing and amount of the payment of the initial and subsequent distributions of the Trust;

- capital expenditure programs;
- projections of market prices and costs;
- supply and demand for energy services;
- expectations regarding the Trust's ability to raise capital;
- amounts to be retained for capital expenditures;
- treatment under governmental regulatory regimes; and
- commodity prices.

The Trust's actual results could differ materially from those anticipated in these forward-looking statements as a result of the risk factors set forth below and elsewhere in this prospectus:

- general economic conditions in Canada;
- the demand for energy services during drilling and completion of oil and gas wells;
- volatility in market prices for oil and natural gas and the effect of this volatility on the demand for energy services generally;
- regional competition;
- liabilities and risks, including environmental liabilities and risks, inherent in oil and gas operations;
- sourcing, pricing and availability of raw materials, component parts, equipment, suppliers, facilities, and skilled personnel;
- the ability to integrate technological advances and match advances of competition;
- the availability of capital;
- uncertainties in weather and temperature affecting the duration of the service periods and the activities that can be completed;
- changes in legislation and the regulatory environment, including uncertainties with respect to implementing the Kyoto Protocol; and
- the other factors considered under "Risk Factors".

ELIGIBILITY FOR INVESTMENT

In the opinion of Bennett Jones LLP, counsel to the Trust, Petrowest Business Trust, the Partnerships, Acquisitionco and the General Partner, and Stikeman Elliott LLP, counsel to the Underwriters, based upon the assumptions set out under "Canadian Federal Income Tax Considerations" below and certificates as to factual matters given by the Trust, the Units on Closing, will be qualified investments under the Tax Act for trusts governed by Plans.

The Trust will be a "business income trust" and the Units will constitute "restricted investment property" as described in proposed amendments to the Tax Act announced by the Minister of Finance (Canada) on March 23,

2004 (the "Budget Proposals"). Under the Budget Proposals, certain investors, including trusts governed by registered pension plans and pension corporations, would have been liable for a penalty tax commencing in 2005 if they held restricted investment property or units of a business income trust in excess of the limits described in the Budget Proposals. The Budget Proposals did not propose that Plans would be subject to this penalty tax. On May 18, 2004, the Minister of Finance (Canada) announced that the Budget Proposals relating to business income trusts would be suspended to allow consultations with representatives of the pension fund industry, the investment industry, provincial governments and other interested parties and that legislative proposals would be released following such consultations. This position was reiterated by the Minister of Finance (Canada) in the press release that accompanied the release of the draft amendments for the Budget Proposals dated September 16, 2004. As part of the release of the 2005 federal budget, the Minister of Finance (Canada) issued further statements in respect of the Budget Proposals advising that the Department of Finance (Canada) would continue to consult stakeholders on tax issues related to business income trusts and other flow-through entities. On September 8, 2005, the Minister of Finance (Canada) released a consultation paper on flow-through entities and requested submissions from stakeholders by December 31, 2005. On November 23, 2005, the Minister of Finance (Canada) announced that the public consultation process had ended and tabled in the House of Commons a Notice of Ways and Means Motion to implement a reduction in personal income tax on dividends paid by public corporations with a view to establishing a better balance between the treatment of large corporations and that of income trusts. No measures were announced with respect to the taxation of flow-through entities and their investors. No assurance can be given that further review of the tax treatment of flow-through entities will not be undertaken or that Canadian federal or provincial income tax laws respecting flow-through entities will not be changed in a manner which adversely affects the Trust and the Unitholders. To the extent that changes are made, such changes could result in the income tax considerations described under the heading "Canadian Federal Income Tax Considerations" being materially different in certain respects. See "Risk Factors — Risks Relating to an Investment in the Trust — Income Tax Matters".

GLOSSARY OF TERMS

In this prospectus, unless the context otherwise requires, the following words and phrases have the meanings set forth below.

"ABCA" means the *Business Corporations Act* (Alberta), as amended from time to time.

"Acquired Companies" means, collectively, Gordon Bros. Construction, Roy Larson Construction, Wales Contractors, D&D Well Services, Murtron Hauling, R Bee Crushing, S.O.S. Oilfield Safety, Neuwest Equipment and Northern Tractor.

"Acquisition Condition" means the condition contained in the Purchase and Sale Agreements that such of the Concurrent Acquisitions as have an aggregate base purchase price of not less than $100 million shall close concurrently with the Closing.

"Acquisitionco" means Petrowest Services Ltd., a corporation incorporated under the ABCA on January 26, 2006, which is currently a wholly-owned subsidiary of the Trust and will be, on or before the Closing Date, a wholly-owned subsidiary of Petrowest Business Trust.

"Administration Agreement" means the administration agreement entered into between the Trust and the General Partner and to be entered into on or before the Closing Date by Petrowest Business Trust as described under "Administration Agreement".

"Amalgamation" means the amalgamation of each of the Acquired Companies into Acquisitionco which will occur immediately after completion of the Concurrent Acquisitions.

"Audit Committee" means the audit committee of the General Partner.

"Board of Directors" means the board of directors of the General Partner as from time to time constituted.

"Budget Proposals" means the proposed amendments to the Tax Act as announced by the Minister of Finance (Canada) on March 23, 2004.

"Business Day" means a day which is not a Saturday, Sunday or holiday in the City of Calgary, in the Province of Alberta.

"Business Deed of Trust" means the deed of trust to be entered into on or prior to the Closing Date, pursuant to which Petrowest Business Trust will be established, as the same may be amended, supplemented or restated from time to time.

"Business Notes" means notes issued pursuant to the Note Indenture.

"Business Trustee" means Petrowest Energy Services Trustee Ltd., a corporation to be incorporated under the ABCA which will be, on or before the Closing Date, the trustee of Petrowest Business Trust.

"Business Units" means trust units of Petrowest Business Trust.

"CAGR" means compounded annual growth rate of revenue, calculated as $\left(\frac{\text{Revenue}_n}{\text{Revenue}_1}\right)^{\frac{1}{(n-1)}} - 1$, where n represents the number of periods accounted for.

"**Cash Flow of the Trust**" means in respect of any Distribution Period:

(a) all cash amounts which are received by the Trust for, and in respect of, the Distribution Period, including, without limitation, interest on the Business Notes (including prepayments of interest), other interest, dividends, distributions, proceeds from the disposition of securities, returns of capital and repayments of indebtedness, and all amounts received by the Trust in any prior Distribution Period to the extent those amounts were not included in its calculation of Cash Flow of the Trust in that prior Distribution Period and were not previously distributed, shall be included in the calculation;

(b) the following amounts shall be deducted in the calculation:

   (i) all costs, expenses, liabilities, obligations or amounts of the Trust which, in the opinion of the Trustee, upon the recommendation of the General Partner, may reasonably be considered to have accrued and become owing by the Trust in respect of, or which relate to, such Distribution Period or a prior Distribution Period if not accrued or deducted in determining Cash Flow of the Trust in that prior period; and

   (ii) all amounts which relate to the redemption or purchase of Trust Units or other securities of the Trust by the Trust and which have been paid or became payable in cash by the Trust in such Distribution Period;

(c) the net proceeds of any issuance of Trust Units or other securities of the Trust after deducting any associated expenses or commissions shall not be included in the calculation.

"**Cash Redemption Price**" has the meaning ascribed thereto under "Description of the Trust – Redemption Right".

"**CDS**" means The Canadian Depository for Securities Limited.

"**Civil Partnership**" means Petrowest Civil Services LP, a limited partnership to be established under the laws of Alberta on or before the Closing Date.

"**Civil Services Division**" means the division of Petrowest comprising the general rock and gravel crushing and oilfield safety services and rentals business, such division operated under the Civil Partnership.

"**Class A Partnership Unit**" means an undivided interest in a Partnership entitling the holder of record thereof to the rights provided in the Partnership Agreement for that Partnership.

"**Class B Partnership Unit**" means an interest in a Partnership entitling the holder of record thereof to a fixed preferential interest in such Partnership's income as provided in the Partnership Agreement for that Partnership.

"**Closing**" means the closing of this offering.

"**Closing Date**" means •, 2006, or such later date as the Trust and the Underwriters agree, but not later than •, 2006.

"**Compensation Committee**" means the compensation committee of the Board of Directors.

"**Concurrent Acquisitions**" means the acquisition by Acquisitionco of each of the Acquired Companies pursuant to the Purchase and Sale Agreements.

"**Construction Partnership**" means Petrowest Construction LP, a limited partnership to be established under the laws of Alberta on or before the Closing Date.

"**CRA**" means the Canada Revenue Agency.

"**D&D Well Services**" means collectively, 404434 Alberta Corporation, operating as D&D Well Services, 756171 Alberta Corporation and 756169 Alberta Corporation, each a corporation incorporated under the ABCA.

"**Deed of Trust**" means the deed of trust dated July 6, 2006, pursuant to which the Trust was established, as the same may be amended, supplemented or restated from time to time.

"**Director**" means a director of the General Partner.

"**Distributable Cash**" means the estimated cash available for distribution by the Trust as calculated pursuant to the Deed of Trust.

"**Distribution Payment Date**" means a date on which the Trustee is required to make a distribution of Distributable Cash, which date shall be on or about the 15th day of the month following the end of the Distribution Period or, if any such day is not a Business Day, the next following Business Day or such other date determined from time to time by the Trustee.

"**Distribution Period**" means each calendar month in each calendar year from and including the first day thereof and to and including the last day thereof provided that the first Distribution Period shall begin on (and include) the Closing Date of this offering and shall end on (and include) •, 2006.

"**Distribution Record Date**" means until otherwise determined by the Trustee upon the recommendation of the General Partner, the last Business Day of each calendar month of the year, except in the case of the month of December where December 31 of each year shall be a Distribution Record Date, or any additional days as may be determined from time to time by the Trustee.

"**DRIP**" has the meaning ascribed thereto under "Distribution Reinvestment and Optional Unit Purchase Plan".

"**GAAP**" means generally accepted accounting principles in Canada.

"**General Partner**" means Petrowest Energy Services General Partner Ltd., a corporation incorporated under the ABCA on July 6, 2006, which is currently a wholly-owned subsidiary of the Trust and will be, on or before the Closing Date, a wholly-owned subsidiary of Petrowest Business Trust.

"**Gordon Bros. Construction**" means collectively, Gordon Bros. Construction Ltd. and 332691 Alberta Ltd., each a corporation incorporated under the ABCA.

"**Heavy Equipment Rentals Division**" means the division of Petrowest comprising the oilfield and construction heavy equipment rentals business, such division operated under the Rentals Partnership.

"**Income of the Trust**" for any taxation year of the Trust means the net income of the Trust for the year determined pursuant to the provisions of the Tax Act (other than subsection 104(6)) having regard to the provisions thereof that relate to the calculation of taxable income of a trust, and taking into account such adjustments thereto as are determined by the Trustee on recommendation of the General Partner in respect of dividends received or deemed to be received from taxable Canadian corporations, amounts paid or payable by the Trust to Unitholders and such other amounts as may be determined in the discretion of the Trustee on recommendation of the General Partner, provided, however, that capital gains and capital losses shall be excluded from the computation of net income.

"**Lead Underwriters**" means Westwind Partners Inc. and Sprott Securities Inc.

"**major equipment**" means equipment valued at $50,000 or more.

"**Murtron Hauling**" means collectively, Murtron Hauling Ltd. and 815431 Alberta Ltd., each a corporation incorporated under the ABCA.

"**Net Realized Capital Gains**" for any taxation year of the Trust means the net realized capital gains of the Trust determined as the amount, if any, by which the aggregate of the capital gains of the Trust in the year exceeds the total of the aggregate of the capital losses of the Trust calculated in accordance with the Tax Act in the year, any capital gains that are realized by the Trust as a result of a redemption of Units, the amount determined by the Trustee on recommendation of the General Partner in respect of any net capital losses for prior taxation years that the Trust is permitted by the Tax Act to deduct in computing the taxable income of the Trust for the year, and any amount in respect of which the Trust is entitled to a capital gains refund under the Tax Act, as determined by the Trustee on recommendation of the General Partner, provided that, at the discretion of the Trustee on recommendation of the General Partner, the Net Realized Capital Gains of the Trust for a year may be calculated without subtracting the full amount of net capital losses for the year and/or without subtracting the full amount of the capital losses of the Trust carried forward from previous years.

"**Neuwest Equipment**" means Neuwest Equipment Rentals Inc., a corporation incorporated under the laws of Nova Scotia.

"**Northern Tractor**" means collectively, Fitzpatrick Co. Ltd. and Northern Tractor Sales and Rentals Co. Ltd., each a corporation incorporated under the ABCA.

"**Note Indenture**" means the Note Indenture between Petrowest Business Trust and Valiant Trust Company to be entered into on or prior to Closing.

"**Option Plan**" has the meaning ascribed thereto under "Long Term Incentive Plan".

"**Ordinary Resolution**" means a resolution passed by a majority of the votes cast at a meeting of Unitholders or a resolution in writing signed by Unitholders holding a majority of the Units.

"**Over-Allotment Option**" means the over-allotment option granted to the Underwriters to purchase up to an additional • Trust Units.

"**Partnership Agreements**" means the limited partnership agreements to be entered into on or prior to the Closing Date between the General Partner, as general partner, and Petrowest Business Trust, as initial limited partner, pursuant to which the Partnerships were formed, as the same may be amended, supplemented or restated from time to time.

"**Partnerships**" means, collectively, the Construction Partnership, the Transportation Partnership, the Civil Partnership and the Rentals Partnership.

"**Person**" means an individual, firm, partnership, joint venture, venture capital fund, limited liability company, unlimited liability company, association, trust, trustee, executor, administrator, legal personal representative, estate, group, body corporate, unincorporated association or organization, government body, regulatory authority, syndicate or other entity, whether or not having legal status.

"**Petrowest**" means collectively, the Trust, the Business Trust, the Partnerships, Acquisitionco and the General Partner.

"**Petrowest Business Trust**" or the "**Business Trust**" means Petrowest Energy Services Business Trust, an unincorporated, open-ended limited purpose trust to be established under and governed by the laws of the Province of Alberta pursuant to the Business Deed of Trust on or before the Closing Date.

"**Plans**" means trusts governed by registered retirement savings plans, registered retirement income funds, deferred profit sharing plans and registered education savings plans, each as defined in the Tax Act.

"**Priority Distributions**" has the meaning ascribed thereto under "Description of the Trust – Subordinated Units".

"**Promoters**" means Kenneth N. Drysdale and Gary Sweetman.

"**Purchase and Sale Agreements**" means the purchase and sale agreements between Acquisitionco, each of the Acquired Companies and the shareholders of each of the Acquired Companies providing for the acquisition by Acquisitionco of each of the Acquired Companies as described in "Acquisition of the Acquired Companies".

"**R Bee Crushing**" means collectively, Bernet Ventures Ltd. and R Bee Crushing Ltd., each a corporation continued under the ABCA, and Dal Finn Holdings Ltd., a corporation incorporated pursuant to the laws of British Columbia.

"**Redemption Date**" has the meaning ascribed thereto under "Description of the Trust - Redemption Right".

"**Redemption Price**" has the meaning ascribed thereto under "Description of the Trust - Redemption Right".

"**Rentals Partnership**" means Petrowest Services Rentals LP, a limited partnership to be established under the laws of Alberta on or prior to the Closing Date.

"**Reorganization**" means the transfer of the businesses historically operated by the Acquired Companies, including all of their assets, undertakings, intellectual property and liabilities, from the Acquired Companies to the Partnerships following the Amalgamation.

"**Road and Lease Construction Division**" means the division of Petrowest comprising the oilfield well site lease preparation, road construction, earth moving, reclamation and commercial projects business, such division operated under the Construction Partnership.

"**Roy Larson Construction**" means Roy Larson Construction Ltd., a corporation incorporated under the ABCA.

"**Shareholders Agreement**" means the shareholders agreement with respect to the General Partner to be entered into among the Trust, the Business Trust, the Trustee, the Business Trustee and the General Partner on or before the Closing Date described under "Shareholders Agreement".

"**Special Voting Units**" means special voting units of the Trust referred to under "Description of the Trust – Units".

"**S.O.S. Oilfield Safety**" means Safetymaster Rentals Corp., a corporation incorporated under the ABCA.

"**Special Resolution**" means a resolution at a meeting of Unitholders passed by the affirmative votes of the holders of not less than 66⅔% of the Units voted on a poll upon such resolution or a resolution approved in writing in one or more counterparts by Unitholders holding at least 66⅔% of the Units.

"**Subordinated Distribution**" has the meaning ascribed thereto under "Description of the Trust – Subordinated Units".

"**Subordinated Redemption Price**" has the meaning ascribed thereto under "Description of the Trust – Redemption Price".

"**Subordinated Units**" means subordinated trust units of the Trust referred to under "Description of the Trust – Units".

"**Tax Act**" means the *Income Tax Act* (Canada) and the regulations thereunder, as amended from time to time.

"**Transportation and Hauling Division**" means the division of Petrowest comprising the general oilfield hauling, rig mobilization and demobilization, equipment transportation, log loading and hauling, gravel hauling, pipe hauling and other transportation services business, such division operated under the Transportation Partnership.

"**Transportation Partnership**" means Petrowest Transportation LP, a limited partnership to be established under the laws of Alberta on or before the Closing Date.

"**Trust**" means Petrowest Energy Services Trust, an unincorporated, open-ended, limited purpose mutual fund trust established under and governed by the laws of the Province of Alberta pursuant to the Deed of Trust.

"**Trust Assets**" means:

(a) the initial contribution used to settle the Trust:

(b) all funds or property realized from the issuance or sale of Units or any other securities of the Trust or cash received from time to time;

(c) all securities held by the Trust or by the Trustee on behalf of the Trust;

(d) Business Units and Business Notes;

(e) short-term investments permitted by the Deed of Trust;

(f) any proceeds of disposition of any of the foregoing property; and

(g) all income, interest, dividends, return of capital, profit, gains and accretions and all substituted assets, rights and benefits of any kind or nature whatsoever arising directly or indirectly from or in connection with or accruing to such foregoing property or such proceeds of disposition.

"**Trust Units**" means trust units of the Trust each representing an equal undivided beneficial interest in the Trust and any distributions from the Trust referred to under "Description of the Trust – Units".

"**Trustee**" means Valiant Trust Company, a trust corporation incorporated under the laws of Alberta.

"**TSX**" means the Toronto Stock Exchange.

"**Underwriters**" means Westwind Partners Inc. and Sprott Securities Inc.

"**Underwriting Agreement**" means the underwriting agreement dated •, 2006, among the Trust, Petrowest Business Trust, the General Partner, the Promoters and the Underwriters.

"**Unitholder**" means a holder of Units.

"**Units**" means collectively the Subordinated Units and the Trust Units.

"**U.S. Securities Act**" means the United States *Securities Act of 1933*, as amended.

"**Wales Contractors**" means collectively, Wales Contractors Ltd. and 310423 Alberta Ltd., each a corporation incorporated under the ABCA.

"**WCSB**" means the Western Canadian Sedimentary Basin.

"**$**" or "**dollars**" means Canadian dollars.

THE TRUST AND ITS SUBSIDIARIES

On closing of this offering, the Trust will be a business trust operating an energy services business through its indirect subsidiaries. Unitholders will hold Units of the Trust, which in turn will hold Business Notes and a 100% beneficial interest in the Petrowest Business Trust. The Petrowest Business Trust, via four partnerships (corresponding with four business divisions), will hold the assets of the businesses historically operated by the Acquired Companies.

The Trust is an unincorporated, open-ended, limited purpose mutual fund trust established under and governed by the laws of the Province of Alberta pursuant to the Deed of Trust that was created on July 6, 2006. The Trust was established to hold Business Notes and a 100% beneficial interest in the Petrowest Business Trust. The trustee of the Trust will be the Trustee. The General Partner will be responsible for overseeing and managing the Trust and Petrowest Business Trust. The General Partner is a corporation that was incorporated under the ABCA on July 6, 2006, all of the outstanding shares of which will be held by the Petrowest Business Trust.

When established, the Petrowest Business Trust will be an unincorporated, open-ended, limited purpose mutual fund trust established under and governed by the laws of the Province of Alberta pursuant to the Deed of Trust. The trustee of the Petrowest Business Trust will be Business Trustee, a corporation to be incorporated under the ABCA, all of the outstanding shares of which will be held by the Trust.

The Petrowest Business Trust will, directly and indirectly, hold a 100% interest in the Construction Partnership, the Transportation Partnership, the Civil Partnership and the Rentals Partnership through which Petrowest's Road and Lease Construction Division, Transportation and Hauling Division, Civil Services Division and Heavy Equipment Rentals Division, respectively, will operate upon completion of the Concurrent Acquisitions and the Reorganization. Each of the Partnerships will be a limited partnership formed under the laws of the Province of Alberta. Each Partnership will be authorized to issue Class A Partnership Units and Class B Partnership Units. The Class A Partnership Units will represent an undivided interest in a Partnership and the Class B Partnership Units will represent an entitlement to a fixed preferential interest in a Partnership's income. The general partner of the Partnerships will be the General Partner and the limited partners of the partnerships will be the Petrowest Business Trust (which will hold Class A Partnership Units) and Acquisitionco (which will hold Class B Partnership Units).

Acquisitionco is a corporation all of the common shares of which will be held by the Petrowest Business Trust. Acquisitionco has entered into the Share Purchase Agreements pursuant to which Acquisitionco has the right, subject to certain conditions, to acquire all of the outstanding shares of the Acquired Companies, each of which is involved in the energy services business. Concurrent with the closing of this offering, Acquisitionco will acquire all of the outstanding shares of each of the Acquired Companies following which each of the Acquired Companies will be amalgamated with Acquisitionco. Acquisitionco will then transfer the businesses historically operated by the Acquired Companies, including all of their assets, undertaking, intellectual property and liabilities, into the Partnerships in consideration for notes and Class B Partnership Units of each of the Partnerships.

The General Partner and Acquisitionco have not carried on any business prior to the date hereof and do not hold any material assets other than the right of Acquisitionco to acquire the Acquired Companies pursuant to the Purchase and Sale Agreements. All of the outstanding shares of the General Partner and Acquisitionco are currently held by the Trust. Prior to Closing, all of the outstanding shares of the General Partner and Acquisitionco will be transferred to the Petrowest Business Trust.

The Deed of Trust requires the Trustee, on or before each Distribution Record Date, to declare payable to the Unitholders all or any part of the Cash Flow of the Trust for the Distribution Period which includes such Distribution Record Date. It is currently anticipated that the only income to be received by the Trust will be from securities of Petrowest Business Trust.

The net proceeds of this offering will be invested by the Trust in Business Notes and Business Units of Petrowest Business Trust. Petrowest Business Trust will then loan a portion of such funds to Acquisitionco to pay the cash portion of the purchase price of the Acquired Companies and to repay certain indebtedness of the Acquired Companies, and Acquisitionco will issue a note to Petrowest Business Trust to evidence this indebtedness. The Trust will issue 12,765,094 Units to Acquisitionco and Acquisitionco will issue a note to the Trust in consideration

therefore. The Trust will contribute this note to the Business Trust for additional Business Notes and Business Units. Petrowest Business Trust will use the remaining portion of the net proceeds of this offering to acquire Class A Partnership Units of each of the Partnerships. Following the Amalgamation, Acquisitionco will transfer the businesses historically operated by the Acquired Companies, including all their assets, undertaking and intellectual property and liabilities, to the Partnerships pursuant to the Reorganization, in consideration for notes and Class B Partnership Units of each of the Partnerships. The notes issued to Acquisitionco pursuant to the Reorganization will be assigned by Acquisitionco to Petrowest Business Trust in repayment of a portion of the debt owing by Acquisitionco to Petrowest Business Trust. Petrowest Business Trust will then contribute these notes to each of the Partnerships for additional Class A Partnership Units.

See the "Description of the Trust".

Following completion of this offering, the Concurrent Acquisitions and the Reorganization, Petrowest's business will operate as follows:



Unitholders
(1)
Trust
Business Trustee
100%
(2)
Petrowest Business Trust
General Partner
100%
(4)
Acquisitionco
(3)
(6)
(5)
(7)
Construction Partnership(4)
Transportation Partnership(4)
Civil Partnership(4)
Rentals Partnership(4)

Notes:

(1) Unitholders hold Trust Units and Subordinated Units of the Trust. Immediately following the Closing of this offering and the Concurrent Acquisitions, the shareholders of the Acquired Companies will hold •%, the subscribers under this offering will hold •% and the holders of Subordinated Units will hold •%, of the outstanding Units, respectively.

(2) The Trust will hold Business Notes and a 100% beneficial interest in the Petrowest Business Trust.

(3) Acquisitionco will amalgamate with the Acquired Companies immediately following the completion of the Concurrent Acquisitions.

(4) Acquisitionco will borrow the cash portion of the purchase price ($103.3 million) and will be indebted to Petrowest Business Trust for the purchase price of 12,765,094 Units ($127,650,970), less the amount assigned to Petrowest Business Trust equal to the tax basis of the assets transferred by Acquisitionco to the Partnerships less certain liabilities associated therewith.

(5) The General Partner will hold a 0.001% interest in the Partnerships.

(6) Petrowest Business Trust will hold Class A Partnership Units of the Partnerships.

(7) Pursuant to the Reorganization, the Partnerships will acquire the businesses historically carried on by the Acquired Companies, and the consideration therefor will be paid by the issuance of Class B Partnership Units and notes to Acquisitionco.

BUSINESS OF PETROWEST

The Trust will be a diversified oilfield services trust that will provide pre-drilling and post-completion services to the northern region of the WCSB. Petrowest will service the region via its head and operational office in Grande Prairie, Alberta and nine full-service locations throughout northern Alberta and British Columbia, each with a staging area, shop area, and sales and service personnel. The Trust's corporate office will be in Calgary, Alberta.


High Level
Fort Nelson
Fort McMurray
Fort St. John
Peace River
Dawson Creek
Grande Prairie
BRITISH
COLUMBIA
ALBERTA
SASKATCHEWAN
Edmonton
Calgary
Office locations

Petrowest will acquire the Acquired Companies, which are all established, private Grande Prairie-based pre-drilling and post-completion service providers. The nine Acquired Companies are complementary to one another and will allow Petrowest to benefit from their ability to provide clients with a full-range of services, cost competitive pricing, capabilities to service large-scale contracts and a modern and well-maintained equipment fleet. Petrowest will continue to expand and improve on the aforementioned benefits as it executes its growth strategy of further integration, organic expansion and complementary acquisitions.

Petrowest's business will be operated in four divisions corresponding to the four Partnerships as follows:

- **Road and Lease Construction Division** - includes oilfield well site lease preparation, road construction, earth moving, reclamation, commercial projects, four camps and other lease construction services. The Road and Lease Construction Division will have approximately 90 pieces of major equipment (average age: four years) and 130 full-time employees (average industry experience: nine years);

- **Transportation and Hauling Division** - includes general oilfield hauling, rig mobilization and demobilization, equipment transportation, log loading and hauling, gravel hauling, pipe hauling and other transportation services. The Transportation and Hauling Division will have approximately 80 pieces of major equipment (average age: five years) and 100 full-time employees (average industry experience: 10 years);

- **Civil Services Division** - includes general rock and gravel crushing and oilfield safety services and rentals. The Civil Services Division will have approximately 120 pieces of major equipment (average age: five years) and 80 full-time employees (average industry experience: eight years); and

- **Heavy Equipment Rentals Division** - includes oilfield and construction heavy equipment rentals. The Heavy Equipment Rentals Division will have approximately 60 pieces of major equipment (average age: three years) and 10 full-time employees (average industry experience: 15 years).

The following table illustrates selected historical financial performance of the Acquired Companies, organized by Petrowest's operating divisions, for the periods indicated.

	For the 12-month period ending October 31, November 30 or December 31, 2005[1]			
Company	**Revenue**	**Adjusted EBITDA[2] [3]**	**Adjusted EBITDA Margin[2] [3]**	**Years of Operation**
	($mm)	*($mm)*		
Road and Lease Construction Division				
Wales Contractors	$18.7	$6.0	32.1%	22
Roy Larson Construction	$20.4	$6.1	29.9%	20
Gordon Bros. Construction	$8.8	$2.7	30.7%	32
Total	**$47.9**	**$14.8**		
Average			**30.9%**	**25**
Transportation and Hauling Division				
D&D Well Services	$30.6	$11.1	36.3%	19
Murtron Hauling	$12.3	$2.3	18.7%	23
Total	**$42.9**	**$13.4**		
Average			**31.2%**	**21**
Civil Services Division				
R Bee Crushing	$23.6	$7.6	32.2%	20
S.O.S. Oilfield Safety	$5.0	$1.7	34.0%	9
Total	**$28.6**	**$9.3**		
Average			**32.5%**	**15**
Heavy Equipment Rentals Division				
Northern Tractor	$7.1	$4.4	62.0%	7
Neuwest Equipment Rentals	$2.1	$0.8	38.1%	5
Total	**$9.2**	**$5.2**		
Average			**56.5%**	**6**
TOTAL[4]	**$128.7**	**$42.7**		
AVERAGE			**33.2%**	**17**

Notes:

(1) The financial year-ends of the Acquired Companies are as follows: Wales Contractors – August 31, Roy Larson Construction – May 31, Gordon Bros. Construction – September 30, D&D Well Services – December 31, Murtron Hauling – October 31, R Bee Crushing – April 30, S.O.S. Oilfield Safety – August 31, Northern Tractor – September 30 and Neuwest Equipment Rentals – October 31. The information presented was derived from, in respect of D&D Well Services, Murtron Hauling and Neuwest Equipment Rentals, the audited combined income statements for the twelve-month periods ended December 31, 2005, October 31, 2005, October 31, 2005, respectively, and in respect of Wales Contractors, Roy Larson Construction, Gordon Bros. Construction, R Bee Crushing, S.O.S. Oilfield Safety and Northern Tractor, the unaudited income statements for the twelve-month periods ended November 30, 2005, November 30, 2005, December 31, 2005, October 31, 2005, November 30, 2005 and December 31, 2005, respectively, constructed for the purpose of preparing the unaudited pro forma consolidated statement of income of the Trust for the twelve-month period ended December 31, 2005. See "Selected Pro Forma Consolidated Financial Information".

(2) See Schedule "C" - "Reconciliation of Net Earnings to EBITDA and Adjusted EBITDA".

(3) See "Non-GAAP measures".

(4) Totals may not add due to rounding.

Road and Lease Construction Division

Pursuant to the Reorganization, Petrowest's Construction Partnership will acquire the businesses historically conducted by Wales Contractors, Roy Larson Construction and Gordon Bros. Construction and will operate these businesses under those names as the Road and Lease Construction Division. In 2005, contract jobs undertaken by those Acquired Companies included approximately 410 to 470 well site leases built for drilling activity including over 85 kilometers of combined road construction. The Road and Lease Construction Division will own over 90 pieces of major equipment with an average age of four years and four camps to support its road and well site lease building operations. The Road and Lease Construction Division, utilizing modern equipment, may be configured to complete earth moving, reclamation, commercial projects and other lease construction services. The Road and Lease Construction Division will acquire from the Acquired Companies master service agreements and preferred agreements with key customers including repeat customers.

The following charts illustrate the financial performance of the Acquired Companies whose assets are to be transferred to the Road and Lease Construction Division for the periods indicated:


Wales Contractors
48.0% CAGR
2003
2004
2005
Revenue
Adjusted EBITDA
Note: Based on annual audited financials for years ending August 31, 2003, 2004, and 2005.
Roy Larson Construction
22.6% CAGR
2003
2004
2005
Revenue
Adjusted EBITDA
Note: Based on annual audited financials for years ending May 31, 2003, 2004, and 2005.


Gordon Bros. Construction
13.9% CAGR
2003
2004
2005
Revenue
Adjusted EBITDA
Note: Based on annual audited financials for years ending September 30, 2003, 2004, and 2005.

See "Non-GAAP Measures" and Schedule "C" - "Reconciliation of Net Earnings to EBITDA and Adjusted EBITDA".

Transportation and Hauling Division

Pursuant to the Reorganization, Petrowest's Transportation Partnership will acquire the businesses historically conducted by D&D Well Services and Murtron Hauling and will operate these businesses under those names as the Transportation and Hauling Division. The services provided by the Transportation and Hauling Division will include hauling to the well site, rig mobilization, gravel hauling and hauling of drill pipe, supplies and equipment to well sites along with rig mobilization and demobilization for both coil tubing and conventional drilling rigs via the use of special equipment and procedures. In 2005, the Acquired Companies which will comprise the Transportation and Hauling Division transported approximately 700 pieces of heavy equipment.

The Transportation and Hauling Division will also provide gravel and log hauling throughout northern Alberta and British Columbia. In 2005, the Acquired Companies which will comprise the Transportation and Hauling Division hauled approximately 350,000 cubic meters of timber and approximately 400,000 tonnes of gravel.

The Transportation and Hauling Division will acquire from the Acquired Companies several preferred supplier agreements with major Alberta-based oil and gas companies, oil and gas drilling rig companies, western Canadian logging companies and aggregate companies.

The following charts illustrate the financial performance of the Acquired Companies whose assets are to be transferred to the Transportation and Hauling Division for the periods indicated:



D&D Well Services
45.0% CAGR
$14.6
$3.5
$11.1
2003
2004
2005
(C$ millions)
Revenue
Adjusted EBITDA
Note: Based on annual audited financials for years ending December 31, 2003, 2004, and 2005.
Murtron Hauling
27.4% CAGR
$10.7
$12.3
$1.6
$2.5
$2.3
$14.0
$12.0
$10.0
$4.0
$2.0
$0.0
2003
2004
2005
(C$ millions)
Revenue
Adjusted EBITDA
Note: Based on annual audited financials for years ending October 31, 2003, 2004, and 2005.

See "Non-GAAP Measures" and Schedule "C" - "Reconciliation of Net Earnings to EBITDA and Adjusted EBITDA".

Civil Services Division

Pursuant to the Reorganization, Petrowest's Civil Partnership will acquire the businesses historically conducted by R Bee Crushing and S.O.S. Oilfield Safety and will operate these businesses under those names as the Civil Services Division. The Civil Services Division will provide rock and gravel crushing, safety supervision and safety equipment rentals services.

The Civil Services Division will have over 115 pieces of modern, large capacity equipment with an average age of five years to support its rock and gravel crushing services. Typical rock and gravel crushing jobs have been between 100,000 to 500,000 tonnes. The largest single project completed to date by R Bee Crushing was 1,100,000 tonnes. In 2005, total rock crushing was estimated to be in the order 5,500,000 tonnes. The Civil Services Division will also be capable of stripping pits, clearing pits, pit run crushing, large screening and quarry crushing. The Civil Services Division will manufacture highway base aggregates, asphalt aggregates, concrete aggregates and general crushed products.

The Civil Services Division will also provide safety supervision to well sites and safety unit rentals throughout northern Alberta and British Columbia. Safety supervision and rentals will be complementary to Petrowest's other divisions and to external companies.

The following charts illustrate the financial performance of the Acquired Companies whose assets are to be transferred to the Civil Services Division for the periods indicated:


R Bee Crushing
53.8% CAGR
$14.8
$7.5
2003
2004
2005
Note: Based on annual audited financials for years ending April 30, 2003, 2004, and 2005.
S.O.S. Oilfield Safety
42.9% CAGR
$2.3
$0.4
$1.0
$1.5
2003
2004
2005
Revenue
Adjusted EBITDA
Note: Based on annual audited financials for years ending August 31, 2003, 2004, and 2005.

See "Non-GAAP Measures" and Schedule "C" - "Reconciliation of Net Earnings to EBITDA and Adjusted EBITDA".

Heavy Equipment Rentals Division

Pursuant to the Reorganization, Petrowest's Rentals Partnership will acquire the businesses historically conducted by Northern Tractor and Neuwest Equipment and will operate these businesses under those names as the Heavy Equipment Rentals Division. Typical rental contracts undertaken by these companies have ranged from a single piece of equipment to 15 pieces of heavy equipment per job site. The Heavy Equipment Rentals Division's equipment will be modern and in a variety of sizes that can be configured to complete various types of work due to the changing seasons as well as specific job requirements. The Heavy Equipment Rentals Division will have approximately 60 pieces of major equipment with an average age of three years including articulated haulers, tracked excavators, crawler dozers, sidebooms, and earth compactors to support oil and gas construction jobs as well as commercial construction company needs. The rentals will be provided from offices in Grande Prairie and Fort McMurray, Alberta. The Heavy Equipment Rentals Division will acquire from the Acquired Companies renewable contracts with key customers and repeat customers. The Heavy Equipment Rentals Division will provide rentals both internally amongst Petrowest's divisions and externally to other companies involved in the western Canadian oil and gas industry. The Acquired Companies' current equipment and the Heavy Equipment Rentals Division's access to new equipment is expected to make Petrowest a leader in the heavy equipment rentals industry in the northern Alberta and British Columbia region.

The following charts illustrate the financial performance of the Acquired Companies whose assets are to be transferred to the Heavy Equipment Rentals Division for the periods indicated:


Northern Tractor
11.1% CAGR
$4.0
2003
2004
2005
Note: Based on annual audited financials for years ending September 30, 2003, 2004, and 2005
Neuwest Equipment Rentals
121.1% CAGR
($0.0)
$0.2
2003
2004
2005
Note: Based on annual audited financials for years ending October 31, 2003, 2004, and 2005

See "Non-GAAP Measures" and Schedule "C" - "Reconciliation of Net Earnings to EBITDA and Adjusted EBITDA".

Operational Strengths

As a result of its focused "first and last line of services" approach in providing key services to the oil and gas industry in the pre-drilling and post-completion phases, Petrowest will enjoy several operational strengths that will benefit customers. Petrowest's major operational strengths include:

- **Ability to Provide a "One-Stop-Shop" Service Approach** – As a result of the broad spectrum of energy services businesses which will comprise Petrowest's oil and gas clients will have access to a full range of pre-drilling and post-completion services. Industry trends suggest that oil and gas companies prefer to utilize a services company that can provide a full range of services as opposed to procuring the same services from a host of sources. Benefits to the client include reduced overhead costs, a reduction in invoicing and accounting procedures, reduced wait times for services and increased efficiency in procuring pre-drilling and post-completion services. This model allows clients to meet the shorter time frames demanded by an environment where it is becoming increasingly difficult to engage services in a timely manner due to the general robustness of the energy sector coupled with labour challenges.

- **Intra-Company Synergies** – Each operating division within Petrowest will possess the ability to provide services to other divisions to facilitate its customers' specific pre-drilling and post-completion needs. Petrowest's clients will benefit from Petrowest's cross-company utilization strategies that otherwise would be absent. For example, the Civil Services Division can take advantage of the Transportation and Hauling Division's ability to provide hauling needs resulting in increased utilization rates due to reduced down time.

- **Ability to Service Large Scale Contracts** -- Petrowest's combined divisions will be positioned to take advantage of larger contract jobs as a result of its increased capacity to provide a full range of pre-drilling and post-completion services at competitive rates and in geographic areas that are comparatively difficult to access for smaller service companies. In northern Alberta and British Columbia, where well site lease-building costs are much greater than at conventional locations with relatively easy year-round access, this advantage will become increasingly strategic.

- **Competitive Pricing** – Petrowest intends to provide its customers with high-quality services using competitive pricing in an environment where costs are becoming increasingly high. By offering clients a full range of pre-drilling and post-completion services, Petrowest will have the ability to meet customer price points with greater flexibility and customer satisfaction.

- **Quality Equipment Fleet** – With the acquisition of a fleet of equipment with an average age of 4.5 years and an increased access to growth capital, Petrowest will utilize an equipment fleet that is new and well-maintained. This will result in greater safety standards and reduced down times due to equipment breakdowns. As a result, clients will benefit from greater reliability in the performance of Petrowest's full range of pre-drilling and post-completion services.

- **People** – The key operating and technical people that comprise the four divisions within Petrowest will represent a valuable and important component of Petrowest's operational strengths. Given the current labour shortages in western Canada combined with senior management attrition in the energy services industry generally, it is important to understand that the key managers of the Acquired Companies have been in place with the Acquired Companies for an average of 17 years. Additionally, the respective middle management and employees of the Acquired Companies are dedicated to their businesses and have proven their commitment and loyalty by their long-term employment tenures. Petrowest's human resource assets will be key in its overall profitability and customer satisfaction, both near and long term.

Investment Opportunity

Management believes that the Trust is an attractive investment opportunity due to the quality of the underlying businesses represented by the Acquired Companies and Petrowest's focused business strategy. Petrowest intends to sustain and increase its cash flow and distributions through both organic growth and acquisitions of other energy services businesses that have similar characteristics to the Acquired Companies.

Management expects Petrowest to have the following notable attributes:

- ownership of established businesses that provide the full-range of pre-drilling and post-completion services to the northern region of the WCSB;
- alignment of management and Unitholder interests through the subordination of management's equity interest and structured escrow terms on the Units acquired by the founding Unitholders as well as structured escrow terms on the Trust Units acquired by the shareholders of each of the Acquired Companies. See "Escrowed and Subordinated Securities";
- strong balance sheet with financial flexibility to balance between internal growth and payout of distributions to investors;
- high historic profitability of the Acquired Companies with average Adjusted EBITDA margins over 30%;
- an initial monthly distribution of $• per Unit. See "Summary of Distributable Cash";
- well positioned to capitalize on robust industry activity levels and future northern development opportunities through internal growth and acquisition opportunities;
- modern and well-maintained major equipment with an average age of approximately 4.5 years, providing a solid, cost-effective foundation from which growth can occur;
- focused and experienced executive management team and board of directors;
- focused growth strategy through a combination of internal, organic growth coupled with strategic accretive acquisitions; and
- tax effective trust structure which will facilitate access to capital that can be used for investments in equipment and strategic acquisitions.

Strategy

Petrowest's corporate strategy will be to develop a long-term business which delivers sustainable and increasing per Unit distributions by growing its Road and Lease Construction, Transportation and Hauling, Heavy Equipment Rentals and Civil Services divisions. Petrowest intends to achieve this by integrating the businesses conducted by the Acquired Companies and establishing Petrowest as the recognized pre-drilling and post-completion service provider to the northern region of the WCSB. Petrowest will consider expanding the number of businesses within the divisions and adding other businesses and divisions if acquisition candidates meet Petrowest's acquisition criteria. See "Strategy - Acquisitions."

Petrowest anticipates acquiring approximately $39 million of new equipment over the next twelve months. This expenditure will be funded by operating leases and $8.3 million of working capital. These expenditures will add equipment to each of Petrowest's divisions to allow for future growth. Approximately 80% of this equipment has been ordered and management anticipates that this equipment will be utilized by Petrowest beginning in the third quarter of 2006.

Petrowest intends to integrate the businesses conducted by the Acquired Companies and future acquisitions within the divisions. Further, Petrowest intends to capitalize on the track records of the Acquired Companies with respect to commitment to customer service, operational efficiency, health and safety and financial return and profitability.

Petrowest will operate in the northern region of the WCSB, principally from Grande Prairie, Alberta. At the present time, Petrowest does not intend to expand operations into eastern Canada, the United States or internationally.

Strategy – Organic Growth

Management expects Petrowest to continue to grow its operations organically in the pre-drilling and post-completion service sectors of the energy services business in the northern region of the WCSB. Management expects to achieve this organic growth through the following strategic plan:

- Petrowest will work within a framework emphasizing integrity, leadership, safety in the workplace and teamwork. Petrowest's management team will provide strategic leadership and performance targets for the divisions. Petrowest's compensation program will include competitive market salary, employee benefit programs and incentive programs. Management and Unitholder interests will be aligned through an incentive program, and a Unit option program and Unit ownership plan. Pursuant to the incentive program, incentive pools will be allocated to the divisions based on success in reaching consolidated business performance and profitability targets. Management, together with the general managers of the operating businesses, will allocate these incentive pools to staff and employees.

- Management believes the existence of long-term relationships between the Acquired Companies and its diversified client base will help to secure consistent demand for Petrowest's equipment and services and provide opportunities for complementary services across Petrowest's divisions. Petrowest will use its multiple businesses to enhance customer service and to provide greater service synergies.

- Petrowest will pursue its expanded scope of services to new clients.

- Petrowest will capitalize on the greater size of Petrowest's operations relative to the individual Acquired Companies to take on larger jobs and contracts.

- Preferred supplier relationships and a bulk purchasing program is expected to provide access to new equipment and consumables on a timely and cost-effective basis.

Strategy - Acquisitions

In addition to Petrowest's internal growth opportunities, management believes there are significant opportunities for Petrowest to make additional accretive acquisitions. Management believes that the western Canadian energy services industry currently includes many localized, privately-owned businesses that would benefit from a combination with Petrowest. Petrowest would provide these businesses with financial and management expertise, cost reduction opportunities, partial monetization, a lower cost of capital and opportunities for on-going growth and expansion.

Petrowest's acquisition strategy is founded on integrity, reliability, service delivery, safe operations and solid financial performance. All future acquisitions must satisfy these criteria. It is expected that businesses acquired by Petrowest will maintain their individual business identities. The selection of target acquisitions will be based on their:

- corporate culture and fit with Petrowest's vision and corporate strategic business plan;

- overlap of synergies with Petrowest's existing competencies, clients, industries and work activities;

- overlap of geographic region and synergy with Petrowest's existing business;

- existing proven management teams that are motivated and experienced;

- financial profitability; and

- accretive financial contribution.

Acquisition candidates must also meet Petrowest's added value criteria and will be expected to provide increased financial performance on a per Unit basis.

Strategy - Integration

Petrowest's integration plans will be specifically designed to allow the divisions to carry on the operations of the Acquired Companies with minimal disruption while ensuring management internal controls and reporting needs are properly developed and maintained.

Integration activities in the first six months after closing of the Concurrent Acquisitions will include:

- improving and enhancing management internal controls, financial reporting, key business indicator processes, credit risk analysis, and operating and capital budgets;
- establishing operating standards with respect to corporate governance, audit, compensation and safety and health, (including public company reporting and investor relation activities);
- instituting employee incentive and compensation strategies designed to retain and attract key personnel;
- convening regular management meetings with senior and middle management to create a model for effective cross-divisional and intra-company communication and business development;
- capitalizing on cross-divisional, intra-company and centralized marketing opportunities and developing strategies for bundling of services;
- consolidating overhead and evaluating other cost reduction measures; and
- executive management and general manager succession planning.

Strategy - Management of Divisions

The Acquired Companies are established businesses with experienced and proven management. Petrowest's management team will have significant involvement in all critical aspects of Petrowest's business and strategic plan, while at the same time allowing the management teams of the Acquired Companies to continue to pursue their respective operational plans within that strategic framework. Petrowest believes it will achieve maximum profitability by allowing each Acquired Company's management team to continue to direct its field operations and the affairs of that business.

Strategic business alignment and the bundling of available services will be encouraged both within and across divisions. Through effective communication, goal setting and incentives, Petrowest's management team will ensure that Petrowest's divisions identify and implement innovative ideas to advance Petrowest's strategic business plan.

Petrowest will have a corporate culture that will allow its general managers to develop their businesses within a strategic framework. A key to Petrowest's success will be to ensure capital is actively and properly employed in achieving and increasing sustainable cash flow generation.

Management

Petrowest's executive management team collectively has over 75 years of experience in the western Canadian oil and gas exploration and production, energy services and construction industries.

Customer Base

Assuming the completion of all of the Concurrent Acquisitions, the aggregate customer base of Petrowest will consist of over 500 entities from the oil and gas exploration and production industry, energy services sector, forestry industry, aggregates industry and government. Petrowest's clients range from large multi-national companies to small, private companies.

Employees

If all of the Acquired Companies are acquired pursuant to the Concurrent Acquisitions, Petrowest will have approximately 325 full-time employees and 85 sub-contract personnel. None of these employees are unionized and most of these employees will be located in Alberta.

Real Estate

At Closing, Petrowest's head office will operate out of owned office space at Suite 204, 10605 Westside Drive, Grande Prairie, Alberta T8V 8E6. Petrowest will operate field offices and out of rented locations in Grande Prairie, Alberta, Fort McMurray, Alberta, and Fort St. John, British Columbia. Petrowest's corporate office will operate out of rented office space in Calgary, Alberta.

The Purchase and Sale Agreements provide that certain real property owned by the Acquired Companies and used in their businesses will be sold by the Acquired Companies to their existing shareholders or their affiliates prior to closing under the Purchase and Sale Agreements and leased back to Petrowest on terms acceptable to Petrowest.

Safety Program

Each of the Acquired Companies has obtained a Certificate of Recognition ("COR") in Alberta. The COR program recognizes that these companies have a basic safety program in place that meets minimum provincial standards. An increasing number of oil and gas companies are requiring that companies that perform energy service work for them have a COR. Alberta Human Resources and Employment and the Petroleum Industry Training Service (the certifying partner for the petroleum industry) issue a COR to companies for achieving the provincial minimum standards for a health and safety program. Companies registered in the Alberta Workers' Compensation Board ("WCB") financial incentive program, Partners in Injury Reduction ("PIR"), are eligible to receive up to a 20% reduction in their WCB premiums for implementing successful health, safety and disability programs and for obtaining a COR. The COR program is part of an industry-wide effort to reduce the number of injuries and incidents. Programs such as the COR program have proved to be effective in reducing the number and severity of injury-related WCB claims. WCB statistics show for 2003, employers participating in the PIR had fewer lost time claims and lower claims costs than those that did not participate.

Petrowest will establish a safety program that will meet or exceed all legislated requirements.

ACQUISITION OF THE ACQUIRED COMPANIES

Purchase and Sale Agreements

Acquisitionco has entered into the Purchase and Sale Agreements providing for the purchase by Acquisitionco of the Acquired Companies for an aggregate base purchase price of $230,934,992, subject to post-closing adjustments. This represents a value of approximately five times the sum of aggregate EBITDA plus management bonuses and non-recurring items for the twelve months ended December 31, 2005 of the Acquired Companies, plus an estimate of adjustments for working capital ($15.7 million), plus amounts paid for equipment after December 31, 2005 ($6.7 million), less an estimate of long-term debt ($23.5 million). Management's estimate of the sum of EBITDA plus management bonuses and non-recurring items of the Acquired Companies was based on financial statements reviewed by the Acquired Companies' independent accountants for the twelve-month period ended December 31, 2005. The aggregate base purchase price will be paid by $103,284,052 in cash and the issuance by the Trust of an aggregate of 12,765,094 Trust Units. The shareholders of the Acquired Companies will enter into an escrow agreement pursuant to which the Units issued to such shareholders will be placed in escrow. See "Escrowed and Subordinated Securities".

Post-closing, an audit of the working capital, shareholder loans and long term debt of each of the Acquired Companies as at the closing date of the acquisition of the Acquired Companies will be performed. Subject to certain conditions the results of this audit will be used to determine whether a positive or negative cash adjustment will be made to the aggregate base purchase price for the Acquired Companies. The aggregate base purchase price and its allocation among cash and Units in respect of each of the Acquired Companies is set forth below.

Base Purchase Price

Acquired Company	Cash	Units	Aggregate[1]
Road and Lease Construction Services Division			
Gordon Bros. Construction	$ 5,922,429	888,363	$14,806,059
Roy Larson Construction	$11,909,810	1,190,981	$23,819,620
Wales Contractors	$13,918,380	1,391,838	$27,836,760
Subtotal	$31,750,619	3,471,182	$66,462,439
Transportation and Hauling Division			
D & D Well Services	$28,721,958	2,872,194	$57,443,898
Murtron Hauling	$ 6,105,680	915,851	$15,264,190
Subtotal	$34,827,638	3,788,045	$72,708,088
Civil Services Division			
R Bee Crushing	$19,572,540	2,935,881	$48,931,350
S.O.S. Oilfield Safety	$ 3,480,855	522,128	$ 8,702,135
Subtotal	$23,053,395	3,458,009	$ 57,633,485
Heavy Equipment Rentals Division			
Neuwest Equipment	$ 4,153,405	623,010	$10,383,505
Northern Tractor	$ 9,498,995	1,424,848	$23,747,475
Subtotal	$13,652,400	2,047,858	$34,130,980
Total	$103,284,052	12,765,094	$230,934,992

Notes:

(1) For the purposes of calculation of the Aggregate, the Trust Units are attributed a value of $10.00 each.

Each of the Purchase and Sale Agreements contains representations and warranties in favour of Acquisitionco and each of the Acquired Companies customary for transactions of this nature including representations and warranties respecting the Acquired Companies corporate status, financial status, employees, assets, real property and the absence of environmental claims. Subject to the Acquisition Condition, each of the Concurrent Acquisitions is expected to close concurrently. Closing of the Concurrent Acquisitions is subject to customary mutual conditions and customary conditions for the benefit of Acquisitionco and for the benefit of the shareholders of the Acquired Companies. Certain specific mutual conditions include:

(a) the Trust Units shall have been approved for listing upon the TSX subject only to conditions which may reasonably be expected to be satisfied within the 10 business days following the closing date;

(b) the distribution of not less than 8.5 million Trust Units and not more than 15 million Trust Units at a price not less than $10.00 for aggregate gross proceeds of not less than $85 million and not more than $150 million shall have closed or be closing at the closing time;

(c) such of the Concurrent Acquisitions as have an aggregate base purchase price not less than $100 million shall have closed or be closing at the closing time; and

(d) certain officers and key personnel of the Acquired Companies shall have executed and delivered management agreements.

Subject to certain limited exceptions, all representations, warranties and covenants contained in the Purchase and Sale Agreements on the part of each of the parties survive the closing of the acquisition of the Acquired Companies, the execution and delivery under the Purchase and Sale Agreements of any share or security transfer instruments or other documents of title to any of the shares and the payment of the consideration for the shares.

Subject to certain limited exceptions, each of the vendors of the shares of the Acquired Companies have agreed, in their respective Purchase and Sale Agreement, to indemnify and save harmless each of Acquisitionco and

the Trust and their affiliates from and against all losses, costs and damages and liabilities and obligations which they suffer, sustain, pay or incur, directly or indirectly as a consequence of or in connection with a breach of a representation or warranty made by any of the vendors or Acquired Companies in their respective Purchase and Sale Agreements or a breach by any such vendor or Acquired Company of any of the covenants made by any thereof in the Purchase and Sale Agreements; or as a consequence of or in connection with any environmental matter relating to the applicable Acquired Company or its assets prior to the closing time except any such losses, costs and damages as have been caused by or result from the negligence or wilful misconduct of any such indemnified person.

Purchasers of Trust Units pursuant to this offering may not have a direct statutory right of action against each vendor of the shares of the Acquired Companies for a misrepresentation in this prospectus in respect of the Acquired Companies. Purchasers are advised to review the terms of the Purchase and Sale Agreements for a complete description of the representations, warranties and indemnities and related liabilities of the vendors of the shares of the Acquired Companies. Copies of the Purchase and Sale Agreements may be inspected at Petrowest's head office during normal business hours during the period of distribution of the Trust Units.

Management Contracts

Thirteen principals of the Acquired Companies have agreed to enter into management employment agreements with the General Partner for terms ranging from two to five years. However, such agreements may be terminated by the employee on giving one month's notice. Each of these management employment agreements contains non-competition, confidentiality and indemnity provisions. The non-competition provisions continue until the later of the expiry of the term of the contract or two years from the date the employee ceases to be an employee of Petrowest.

Operating Histories

The following table sets forth the year each of the Acquired Companies or their predecessors, as applicable, was established and the years of operation for each of the Acquired Companies.

Acquired Company	Year Established	Years of Operation
Road and Lease Construction Services Division		
Gordon Bros. Construction	1974	32
Roy Larson Construction	1986	20
Wales Contractors	1984	22
Average		**25**
Transportation and Hauling Division		
D & D Well Services	1987	19
Murtron Hauling	1984	23
Average		**21**
Civil Services Division		
R Bee Crushing	1986	20
S.O.S. Oilfield Safety	1997	9
Average		**15**
Heavy Equipment Rentals Division		
Neuwest Equipment	2001	5
Northern Tractor	1999	7
Average		**6**
Combined Acquired Company Average		**17**

Each of the Acquired Companies has an established operating history of at least five years with a group average of 17 years. Management believes that the businesses of the Acquired Companies will provide Petrowest with a strong presence in its chosen target markets.

Petrowest believes that each of the Acquired Companies have solid relationships with their customers and suppliers and represent businesses that can be expanded both internally as well as vertically.

DIVISIONAL STRUCTURE

The following is a breakdown of the relative revenue and EBITDA contributions of the Acquired Companies based on historical financial information of the Acquired Companies for the twelve months ended October 31, November 30 or December 31, 2005.



Unaudited 12-Month Revenue Contribution
Wales 15%
Northern Tractor 6%
Neuwest 2%
D&D 23%
R Bee 17%
Gordon Bros. 7%
S.O.S. 4%
Murtron 10%
Roy Larson 16%



Unaudited 12-Month Adjusted EBITDA Contribution
Wales 14%
Northern Tractor 10%
Neuwest 2%
R Bee 18%
D&D 27%
Gordon Bros. 6%
S.O.S. 4%
Murtron 5%
Roy Larson 14%

Notes:

(1) The financial year-ends of the Acquired Companies are as follows: Wales Contractors – August 31, Roy Larson Construction – May 31, Gordon Bros. Construction – September 30, D&D Well Services – December 31, Murtron Hauling – October 31, R Bee Crushing – April 30, S.O.S. Oilfield Safety – August 31, Northern Tractor – September 30 and Neuwest Equipment Rentals – October 31. The information presented was derived from, in respect of D&D Well Services, Murtron Hauling and Neuwest Equipment Rentals, the audited combined income statements for the twelve-month periods ended December 31, 2005, October 31, 2005, October 31, 2005, respectively, and in respect of Wales Contractors, Roy Larson Construction, Gordon Bros. Construction, R Bee Crushing, S.O.S. Oilfield Safety and Northern Tractor, the unaudited income statements for the twelve-month periods ended November 30, 2005, November 30, 2005, December 31, 2005, October 31, 2005, November 30, 2005 and December 31, 2005, respectively, constructed for the purpose of preparing the unaudited pro forma consolidated statement of income of the Trust for the twelve-month period ended December 31, 2005. See "Selected Pro Forma Consolidated Financial Information".

(2) See Schedule "C" - "Reconciliation of Net Earnings to EBITDA and Adjusted EBITDA".

(3) See "Non-GAAP Measures".

Road and Lease Construction Division

The Road and Lease Construction Division of Petrowest will operate through the Construction Partnership and will consist of the businesses historically operated by Gordon Bros. Construction, Roy Larson Construction and Wales Contractors.

Gordon Bros. Construction

On May 23, 2006, Acquisitionco entered into an agreement with Gordon Bros. Construction and its shareholders to acquire all of the issued and outstanding shares of Gordon Bros. Construction for a base purchase price of $14,806,059, subject to post closing adjustments, to be paid by $5,922,429 in cash and by the issuance of an aggregate of 888,363 Trust Units.

Gordon Bros. Construction is based in Valleyview, Alberta and specializes in the construction of well site leases, road building and well site reclamation. In 2005, Gordon Bros. Construction built approximately 60 to 70 well site leases, constructed 15 kilometres of roads and performed 15 well site reclamations.

Gordon Bros. Construction was co-founded by Mr. Robert Gordon who has 40 years of experience in the energy services business and is managed by Mr. Troy Gordon who has 10 years of experience in the oilfield services business. It is a condition of the Purchase and Sale Agreement regarding Gordon Bros. Construction that Troy Gordon enter into a management agreement with Petrowest as a General Manager for a term of five years.

Gordon Bros. Construction has a current workforce of approximately 30 permanent and five contract employees who range from superintendents, truckers, equipment operators to labourers and have a collective average of ten years of industry experience.

Gordon Bros. Construction's clients include major oil and gas companies and oil and drilling rig companies.

Gordon Bros. Construction's major equipment has an average age of five years and can be configured to complete various types of work including major dirt moving, major restorations and high volume projects due to industry seasonality. Gordon Bros. Construction owns approximately 25 pieces of rolling stock and two camps to support well site lease building, road construction and well site reclamation activities, including amphibious track machines for access to muskeg and semi-frozen terrain and snow making equipment for constructing winter roads and crossing waterways.

The following table presents a summary of historical financial data for Gordon Bros. Construction for each of its three fiscal years ended September 30, 2005, 2004 and 2003 and for the six month periods ended March 31, 2006 and 2005 derived from the financial statements of Gordon Bros. Construction at each of these dates and for the periods then ended. The following data should be read along with "Management's Discussion and Analysis of Gordon Bros. Construction" and the financial statements and related notes of Gordon Bros. Construction included in this prospectus.

	Six Months Ended March 31		Years ended September 30		
	2006	2005	2005	2004	2003
Income Statement Data					
Revenues	$ 6,607,050	$ 5,390,779	$ 8,604,638	$ 7,779,706	$ 6,631,681
Operating and Administrative Expenses	$ 4,367,561	$ 3,630,051	$ 6,355,041	$ 6,020,817	$ 4,781,686
Gain (loss) on sales of property and equipment and investments	$ 86,185	$ 85,201	$ 261,204	$ 55,382	$ (7,941)
Adjusted EBITDA	$ 2,325,674	$ 1,845,929	$ 2,510,801	$ 1,814,271	$ 1,842,054
Management Bonus	$ 1,611,065	$ 1,110,280	$ 612,000	$ 272,500	$ 976,000
EBITDA	$ 714,609	$ 735,649	$ 1,898,801	$ 1,541,771	$ 866,054
Amortization and interest	$ 603,894	$ 590,299	$ 1,320,469	$ 1,133,257	$ 799,170
Income before taxes	$ 110,715	$ 145,350	$ 578,332	$ 408,514	$ 66,884
Income taxes	$ 17,847	$ 23,430	$ 93,202	$ 69,730	$ 13,925
Net Income	$ 92,868	$ 121,920	$ 485,130	$ 338,784	$ 52,959
Balance Sheet Data					
Current assets	$ 2,730,139		$ 2,200,156	$ 1,072,593	
Capital assets	$ 3,719,849		$ 4,057,166	$ 3,805,278	
Other assets	$ 86,537		$ 70,946	$ 2,998	
Total assets	$ 6,536,525		$ 6,328,268	$ 4,880,869	
Current liabilities	$ 3,874,821		$ 3,291,446	$ 2,473,243	
Long term debt	$ 1,044,692		$ 1,512,678	$ 1,413,458	
Future income taxes	$ 67,514		$ 67,514	$ 22,668	
Total liabilities	$ 4,987,027		$ 4,871,638	$ 3,909,369	
Share capital	$ 44		$ 44	$ 44	
Retained earnings	$ 1,549,454		$ 1,456,586	$ 971,456	
Total shareholders' equity	$ 1,549,498		$ 1,456,630	$ 971,500	
Total liabilities and shareholders' equity	$ 6,536,525		$ 6,328,268	$ 4,880,869	

Roy Larson Construction

On May 23, 2006, Acquisitionco entered into an agreement with Roy Larson Construction and its shareholders to acquire all of the issued and outstanding shares of Roy Larson Construction for a base purchase price of $23,819,620, subject to post closing adjustments, to be paid by $11,909,810 in cash and by the issuance of an aggregate of 1,190,981 Trust Units.

Roy Larson Construction is based in Rycroft, Alberta and specializes in well site construction, road building and well site clean-up and restoration. Roy Larson Construction also provides private commercial subdivision construction services. In 2005, Roy Larson Construction built approximately 175 to 200 well site leases, constructed 35 kilometres of roads and provided services for two subdivisions in and around Grande Prairie, Alberta.

Roy Larson Construction is managed by Mr. Roy Larson who has 22 years experience in the energy services sector. It is a condition of the Purchase and Sale Agreement regarding Roy Larson Construction that Roy Larson and Georgie Larson enter into management agreements with Petrowest as General Manager and Operations Manager, respectively, with terms of five and two years, respectively.

Roy Larson Construction has a current workforce of approximately 60 permanent employees with average industry experience of eight years and 15 contract employees who include superintendents, truckers, equipment operators and labourers.

Roy Larson Construction's clients consist primarily of major oil and gas companies.

Roy Larson Construction's major equipment has an average age of three years and can be configured to complete various types of work that includes major dirt moving, major restorations and high volume projects required by the changing seasons. Roy Larson Construction owns approximately 40 pieces of rolling stock to support the lease building and road construction activities.

The following table presents a summary of historical financial data for Roy Larson Construction for each of its three fiscal years ended May 31, 2005, 2004 and 2003 and for the nine month periods ended February 28, 2006 and 2005 derived from the financial statements of Roy Larson Construction at each of these dates and for the periods then ended. The following data should be read along with "Management's Discussion and Analysis of Roy Larson Construction" and the financial statements and related notes of Roy Larson Construction included in this prospectus.

	Nine Months Ended February 28		Years ended May 31		
	2006	2005	2005	2004	2003
Income Statement Data					
Revenues	$17,011,548	$14,766,618	$18,442,453	$13,280,703	$12,268,062
Operating and Administrative Expenses	$11,403,051	$ 9,301,983	$12,758,236	$ 9,700,797	$ 9,900,758
Gain (loss) on sales of property and equipment	$ 481,498	$ (25,853)	$ 82,986	$ 281,744	$ -
Adjusted EBITDA	$ 6,089,995	$ 5,438,782	$ 5,767,113	$ 3,861,650	$ 2,367,304
Management Bonus	$ 2,523,098	$ 3,200,963	$ 2,972,000	$ 1,539,500	$ 1,019,400
EBITDA	$ 3,566,897	$ 2,237,819	$ 2,795,113	$ 2,322,150	$ 1,347,904
Amortization and interest	$ 2,274,268	$ 1,704,262	$ 2,431,696	$ 1,804,000	$ 1,323,645
Income before taxes	$ 1,292,629	$ 533,557	$ 363,417	$ 518,150	$ 24,259
Income taxes	$ 208,855	$ 86,922	$ 49,356	$ 93,360	$ 6,835
Net Income	$ 1,083,774	$ 446,635	$ 314,061	$ 424,790	$ 17,424
Balance Sheet Data					
Current assets	$ 5,264,539		$ 3,767,721	$ 1,836,573	
Capital assets	$10,507,490		$ 8,244,270	$ 6,337,672	
Other assets	$ 25,873		$ 25,873	$ 25,808	
Total assets	$15,797,902		$12,037,864	$ 8,200,053	
Current liabilities	$ 7,497,409		$ 7,161,511	$ 4,712,424	
Long term debt	$ 5,428,630		$ 3,161,693	$ 2,105,888	
Future income taxes	$ 166,862		$ 93,433	$ 74,575	
Total liabilities	$13,092,901		$10,416,637	$ 6,892,887	
Share capital	$ 150		$ 150	$ 150	
Retained earnings	$ 2,704,851		$ 1,621,077	$ 1,307,016	
Total shareholders' equity	$ 2,705,001		$ 1,621,227	$ 1,307,166	
Total liabilities and shareholders' equity	$15,797,902		$12,037,864	$ 8,200,053	

Wales Contractors

On May 23, 2006, Acquisitionco entered into an agreement with Wales Contractors and its shareholders to acquire all of the issued and outstanding shares of Wales Contractors for a base purchase price of $27,836,760 subject to post closing adjustments, to be paid by $13,918,380 in cash and by the issuance of an aggregate of 1,391,838 Trust Units.

Wales Contractors is based in Grande Prairie, Alberta and specializes in well site construction and road building. In 2005, Wales Contractors built approximately 175 to 200 well site leases and constructed 35 to 40 kilometers of roads.

Wales Contractors is managed by Mr. Gerry Wales who has 36 years experience in the energy services sector. It is a condition of the Purchase and Sale Agreement regarding Wales Contractors that Gerry Wales and Laurie Wales each enter into a management agreement with Petrowest as General Manager and Administrative Manager for two year terms, respectively.

Wales Contractors has a current workforce of approximately 45 permanent employees with an average industry experience of ten years and 15 contract employees who include superintendents, equipment operators and labourers. Many of Wales Contractors' employees have been with the company since it was founded in 1984.

Wales Contractors' clients include major Alberta based oil and gas companies and oil and gas drilling rig companies.

Wales Contractors' major equipment has an average age of five years and can be configured to complete various types of work major dirt moving, lease construction, major restorations and high volume projects due to the changing seasons. Wales Contractors owns approximately 30 pieces of rolling stock to support their lease building and road construction activities, including twin engine scrapers, dozers, excavators and compactors. There are preferred contracts and agreements in place with key customers including repeat customers.

The following table presents a summary of historical financial data for Wales Contractors for each of its three fiscal years ended August 31, 2005, 2004 and 2003 and for the six month periods ended February 28, 2006 and 2005 derived from the financial statements of Wales Contractors at each of these dates and for the periods then ended. The following data should be read along with "Management's Discussion and Analysis of Wales Contractors" and the financial statements and related notes of Wales Contractors included in this prospectus.

	Six Months Ended February 28		Years ended August 31		
	2006	2005	2005	2004	2003
Income Statement Data					
Revenues	$10,767,981	$10,703,652	$19,088,080	$11,021,096	$ 8,718,423
Operating and administrative expenses	$ 7,320,964	$ 7,103,274	$13,078,811	$ 7,239,206	$ 5,786,626
Gain on sales of property and equipment	$ -	$ 364,309	$ 445,945	$ 153,522	$ 60,986
Adjusted EBITDA	$ 3,447,017	$ 3,964,687	$ 6,455,214	$ 3,935,412	$ 2,992,783
Management Bonus	$ 1,989,644	$ 2,303,084	$ 3,900,000	$ 1,720,000	$ 1,160,000
EBITDA	$ 1,457,373	$ 1,661,603	$ 2,555,214	$ 2,215,412	$ 1,832,783
Amortization and interest	$ 1,192,455	$ 1,298,724	$ 2,251,418	$ 1,822,230	$ 1,563,786
Income before taxes	$ 264,918	$ 362,879	$ 303,796	$ 393,182	$ 268,997
Income taxes	$ 44,156	$ 60,244	$ 24,403	$ 45,400	$ 49,206
Net Income	$ 220,762	$ 302,635	$ 279,393	$ 347,782	$ 219,791
Balance Sheet Data					
Current assets	$ 5,601,437		$ 4,805,363	$ 3,492,909	
Capital assets	$ 8,283,740		$ 8,617,807	$ 7,929,274	
Other assets	$ 1,093,261		$ 1,097,677	$ 921,135	
Total assets	$14,978,438		$14,520,847	$12,343,318	
Current liabilities	$ 7,039,127		$ 6,051,028	$ 4,234,250	
Long term debt	$ 1,400,740		$ 2,095,790	$ 2,025,940	
Future income taxes	$ 487,096		$ 498,724	$ 487,216	

	Six Months Ended February 28		Years ended August 31	
	2006		2005	2004
Total liabilities	$ 8,926,963		$ 8,645,542	$ 6,747,406
Share capital	$ 338		$ 338	$ 338
Retained earnings	$ 6,051,137		$ 5,874,967	$ 5,595,574
Total shareholders' equity	$ 6,051,475		$ 5,875,305	$ 5,595,912
Total liabilities and shareholders' equity	$14,978,438		$14,520,847	$12,343,318

Transportation and Hauling Division

The Transportation and Hauling Division of Petrowest will operate through the Transportation Partnership and will consist of the businesses historically operated by D&D Well Services and Murtron Hauling.

D&D Well Services

On May 23, 2006, Acquisitionco entered into an agreement with D&D Well Services and its shareholders to acquire all of the issued and outstanding shares of D&D Well Services for a base purchase price of $57,443,898, subject to post closing adjustments, to be paid by $28,721,958 in cash and by the issuance of 2,872,194 Trust Units.

D&D Well Services is based in Grande Prairie, Alberta and specializes in the transportation, (mobilization and demobilization) of drilling rigs, service rigs and heavy equipment to well sites.

D&D Well Services is managed by Mr. Dennis Geherman who is assisted by Mr. Darcy Geherman and Mr. Rudy Geherman who have 31, 14 and 12 years of experience in the energy services sector, respectively. It is a condition of the Purchase and Sale Agreement regarding D&D Well Services that Dennis Geherman, Rudy Geherman, Darcy Geherman and Donna Geherman enter into management agreements with Petrowest as General Managers with terms of three, five, five, and three years, respectively.

D&D Well Services has a current workforce of approximately 75 employees with average industry experience of ten years who range from truckers, equipment operators, mechanics to labourers.

D&D Well Services has approximately 60 pieces of heavy equipment (mobile units), with an average age of five years.

D&D Well Services' clients include major Alberta-based oil and gas companies and oil and gas drilling rig companies.

The following table presents a summary of historical financial data for D&D Well Services for each of its three fiscal years ended December 31, 2005, 2004 and 2003 and for the three month periods ended March 31, 2006 and 2005 derived from the financial statements of D&D Well Services at each of these dates and for the periods then ended. The following data should be read along with "Management's Discussion and Analysis of D&D Well Services" and the financial statements and related notes of D&D Well Services included in this prospectus.

	Three Months Ended March 31		Years ended December 31		
	2006	2005	2005	2004	2003
Income Statement Data					
Revenues	$16,258,758	$ 9,809,891	$30,601,395	$20,913,219	$14,561,891
Operating and administrative expenses	$11,117,464	$ 6,274,277	$19,582,428	$15,175,087	$11,066,657
Gain (loss) on sales of property and equipment	$ 472	$ -	$ 109,689	$ 249,344	$ (558)
Adjusted EBITDA	$ 5,141,766	$ 3,535,614	$11,128,656	$ 5,987,476	$ 3,494,676
Management Bonus	$ 3,730,990	$ 2,117,080	$ 7,425,000	$ 3,789,000	$ 2,235,000
EBITDA	$ 1,410,776	$ 1,418,534	$ 3,703,656	$ 2,198,476	$ 1,259,676
Amortization and interest	$ 512,639	$ 492,581	$ 2,169,370	$ 1,468,753	$ 916,003
Income before taxes	$ 898,137	$ 925,953	$ 1,534,286	$ 729,723	$ 343,673
Income taxes	$ 146,591	$ 153,704	$ 325,453	$ 109,325	$ 59,663
Net Income	$ 751,546	$ 772,249	$ 1,208,833	$ 620,398	$ 284,010
Balance Sheet Data					
Current assets	$18,045,661		$10,401,154	$ 5,658,085	
Capital assets	$ 6,007,556		$ 6,465,423	$ 5,116,936	
Total assets	$24,053,217		$16,866,577	$10,775,021	
Current liabilities	$19,828,900		$13,299,286	$ 9,124,138	
Long term debt	$ 556,364		$ 651,053	$ 13,365	
Future income taxes	$ 173,445		$ 173,276	$ 103,789	
Total liabilities	$20,558,709		$14,123,615	$ 9,241,292	
Share capital	$ 500		$ 500	$ 100	
Retained earnings	$ 3,494,008		$ 2,742,462	$ 1,533,629	
Total shareholders' equity	$ 3,494,508		$ 2,742,962	$ 1,533,729	
Total liabilities and shareholders' equity	$24,053,217		$16,866,577	$10,775,021	

Murtron Hauling

On May 23, 2006, Acquisitionco entered into an agreement with Murtron Hauling and its shareholders to acquire all of the issued and outstanding shares of Murtron Hauling for a base purchase price of $15,264,190, subject to post closing adjustments, to be paid by $6,105,680 in cash and by the issuance of an aggregate of 915,851 Trust Units.

Murtron Hauling is based in Grande Prairie, Alberta and specializes in the transportation of gravel, heavy equipment and logs for the civil construction, energy services and forestry industries.

Murtron Hauling is managed by Mr. Murray Head who is assisted by Mr. Ron Head who have 22 and 27 years of experience in the transportation sector, respectively. It is a condition of the Purchase and Sale Agreement regarding Murtron Hauling that Murray Head and Ron Head enter into management agreements with Petrowest as General Manager and Operations Manager, respectively, for terms of five years.

Murtron Hauling has a current workforce of approximately 30 permanent employees, with an average industry experience of ten years, and 25 contract employees ranging from truckers, equipment operators and labourers.

Murtron Hauling's clients include Alberta based all-wood processing mills, various counties and private corporations. Typical logging contract jobs undertaken have been between 300,000 to 400,000 cubic meters of timber loaded and hauled. In 2005, Murtron Hauling loaded and hauled approximately 500,000 cubic meters of logs, and transported 400,000 tonnes of gravel-based products and approximately 700 pieces of heavy equipment.

Murtron Hauling's major equipment can be configured to complete various types of work due to seasonality. There are approximately 20 pieces of heavy equipment to support the log loading and hauling, gravel moving and heavy equipment moving functions with an average age of five years. Murtron Hauling enjoys several preferred supplier agreements.

The following table presents a summary of historical financial data for Murtron Hauling for each of its three fiscal years ended October 31, 2005, 2004 and 2003 and for the periods ended January 31, 2006 and 2005 derived from the financial statements of Murtron Hauling at each of these dates and for the periods then ended. The following data should be read along with "Management's Discussion and Analysis of Murtron Hauling" and the financial statements and related notes of Murtron Hauling included in this prospectus.

	Three Months Ended January 31		Years ended October 31		
	2006	2005	2005	2004	2003
Income Statement Data					
Revenues	$ 3,829,698	$ 2,721,914	$12,278,395	$10,664,509	$ 7,558,729
Operating and administrative expenses	$ 3,175,998	$ 2,633,270	$10,010,786	$ 8,307,609	$ 6,029,268
Gain on sales of property and equipment	$ 82,451	$ 3,236	$ 21,003	$ 105,168	$ 69,138
Adjusted EBITDA	$ 736,151	$ 91,880	$ 2,288,612	$ 2,462,068	$ 1,598,599
Management Bonus	$ 153,415	$ -	$ 910,000	$ 827,000	$ 211,000
EBITDA	$ 582,736	$ 91,880	$ 1,378,612	$ 1,635,068	$ 1,387,599
Amortization and interest	$ 199,654	$ 216,869	$ 923,730	$ 867,139	$ 758,235
Income (loss) before taxes	$ 383,082	$ (124,989)	$ 454,882	$ 767,929	$ 629,364
Income taxes	$ 62,652	$ (18,839)	$ 69,953	$ 149,892	$ 132,974
Net Income (loss)	$ 320,430	$ (106,150)	$ 384,929	$ 618,037	$ 496,390
Balance Sheet Data					
Current assets	$ 2,543,407		$ 2,894,058	$ 3,072,719	
Capital assets	$ 2,455,318		$ 2,609,840	$ 2,557,222	
Other assets	$ 500,000		$ -	$ -	
Total assets	$ 5,498,725		$ 5,503,898	$ 5,629,941	
Current liabilities	$ 2,465,775		$ 2,723,149	$ 3,261,256	
Long term debt	$ 273,937		$ 331,715	$ 291,076	
Future income taxes	$ 48,613		$ 59,064	$ 68,568	
Total liabilities	$ 2,788,325		$ 3,113,928	$ 3,620,900	
Share capital	$ 200		$ 200	$ 200	
Retained earnings	$ 2,710,200		$ 2,389,770	$ 2,008,841	
Total shareholders' equity	$ 2,710,400		$ 2,389,970	$ 2,009,041	
Total liabilities and shareholders' equity	$ 5,498,725		$ 5,503,898	$ 5,629,941	

Civil Services Division

The Civil Services Division of Petrowest will operate through the Civil Partnership and will consist of the businesses historically operated by R Bee Crushing and S.O.S. Oilfield Safety.

R Bee Crushing

On May 23, 2006, Acquisitionco entered into an agreement with R Bee Crushing and its shareholders to acquire all of the issued and outstanding shares of R Bee Crushing for a base purchase price of $48,931,350, subject to post closing adjustments, to be paid by $19,572,540 in cash and by the issuance of an aggregate of 2,935,881 Trust Units.

R Bee Crushing is based in Grande Prairie, Alberta and specializes in full-range rock crushing including pit run crushing and quarry crushing. To a lesser extent, R Bee Crushing engages in the stripping and cleaning of quarry pits.

R Bee Crushing is managed by Mr. Bernie Reed who has 23 years of experience in the industry. It is a condition of the Purchase and Sale Agreement regarding R Bee Crushing that Bernie Reed enter into a management agreement with Petrowest as General Manager for a term of five years.

R Bee Crushing has a current workforce of approximately 60 permanent employees ranging from superintendents, equipment operators to labourers. The employees have an average of approximately eight years of industry experience.

R Bee Crushing's customers consist of major private, highway construction companies and government bodies.

Typical contract jobs that are undertaken have been between 100,000 to 500,000 tonnes. The largest single project completed to date was 1,100,000 tonnes. In 2005, R Bee Crushing produced approximately 5,500,000 tonnes of crushed rock. The types of products manufactured by R Bee Crushing are highway base aggregates, asphalt aggregates, concrete aggregates and general crushed products.

R Bee Crushing has approximately 90 pieces of large capacity heavy equipment with an average age of six years and that are capable of several types of commercial configurations. R Bee Crushing's equipment includes four twin spreads for higher volume pits and larger contracts each consisting of two cone crushers, two jaw crushers, four screen decks and two power plants. The spreads are self-contained and are mobile. Altogether, R Bee Crushing has approximately 200 pieces of rolling stock to support its crushing operation.

The following table presents a summary of historical financial data for R Bee Crushing for each of its three fiscal years ended April 30, 2005, 2004 and 2003 and for the nine month periods ended January 31, 2006 and 2005 derived from the financial statements of R Bee Crushing at each of these dates and for the periods then ended. The following data should be read along with "Management's Discussion and Analysis of R Bee Crushing" and the financial statements and related notes of R Bee Crushing included in this prospectus.

	Nine Months Ended January 31		Years ended April 30		
	2006	2005	2005	2004	2003
Income Statement Data					
Revenues	$19,740,786	$16,516,711	$22,836,900	$14,829,085	$ 9,657,971
Operating and administrative expenses	$13,928,297	$11,777,023	$15,920,599	$11,015,659	$ 7,054,236
Gain (loss) on sales of property and equipment	$ 225,660	$ 646,950	$ 612,630	$ 271,997	$ (76,287)
Adjusted EBITDA	$ 6,038,149	$ 5,386,638	$ 7,528,931	$ 4,085,423	$ 2,527,448
Management bonus	$ 172,976	$ 144,778	$ 1,898,243	$ 157,832	$ 220,802
EBITDA	$ 5,865,173	$ 5,241,860	$ 5,630,688	$ 3,927,591	$ 2,306,646
Amortization and interest	$ 3,550,099	$ 2,231,794	$ 3,248,684	$ 2,625,675	$ 2,698,881
Income (loss) before taxes	$ 2,315,074	$ 3,010,066	$ 2,382,004	$ 1,301,916	$ (392,235)
Income taxes	$ 393,563	$ 511,711	$ 433,002	$ 135,595	$ (54,553)
Net Income (loss)	$ 1,921,511	$ 2,498,355	$ 1,939,002	$ 1,166,321	$ (337,682)
Balance Sheet Data					
Current assets	$11,536,608		$ 8,662,278	$ 4,974,584	
Capital assets	$14,994,462		$10,526,218	$ 6,829,613	
Other assets	$ 492,217		$ 411,022	$ 165,805	
Total assets	$27,023,287		$19,599,518	$11,970,002	
Current liabilities	$13,335,315		$10,014,308	$ 5,795,349	
Long term debt	$ 6,408,269		$ 4,301,671	$ 2,886,671	
Future income taxes	$ 210,295		$ 135,642	$ 79,087	
Total liabilities	$19,953,879		$14,451,621	$ 8,761,107	
Share capital	$ 400		$ 400	$ 400	
Retained earnings	$ 7,069,008		$ 5,147,497	$ 3,208,495	
Total shareholders' equity	$ 7,069,408		$ 5,147,897	$ 3,208,895	
Total liabilities and shareholders' equity	$27,023,287		$19,599,518	$11,970,002	

S.O.S. Oilfield Safety

On May 23, 2006, Acquisitionco entered into an agreement with S.O.S. Oilfield Safety and its shareholders to acquire all of the issued and outstanding shares of S.O.S. Oilfield Safety for a base purchase price of $8,702,135, subject to post closing adjustments, to be paid by $3,480,855 in cash and by the issuance of an aggregate of 522,128 Trust Units.

S.O.S. Oilfield Safety is based in Grande Prairie, Alberta and specializes in the provision of oilfield safety supervision and safety rental equipment for sour gas wells. S.O.S. Oilfield Safety also operates in Fort St. John, British Columbia.

Mr. Ted Moug, who has 26 years of industry experience, manages S.O.S. Oilfield Safety. S.O.S. Oilfield Safety has 20 permanent employees with average industry experience of seven years. S.O.S. Oilfield Safety has approximately 25 pieces of major equipment with an average age of three years. It is a condition of the Purchase and Sale Agreement regarding S.O.S. Oilfield Safety that Ted Moug enter into a management agreement with Petrowest as General Manager for a term of five years.

The following table presents a summary of historical financial data for S.O.S. Oilfield Safety for each of its three fiscal years ended August 31, 2005, 2004 and 2003 and for the six month periods ended February 28, 2006 and 2005 derived from the financial statements of S.O.S. Oilfield Safety at each of these dates and for the periods then ended. The following data should be read along with "Management's Discussion and Analysis of S.O.S. Oilfield Safety" and the financial statements and related notes of S.O.S. Oilfield Safety included in this prospectus.

	Six Months Ended February 28		Years ended August 31		
	2006	2005	2005	2004	2003
Income Statement Data					
Revenues	$ 3,610,389	$ 2,680,084	$ 4,612,493	$ 3,274,653	$ 2,257,456
Operating and administrative expenses	$ 2,265,440	$ 1,623,574	$ 3,139,234	$ 2,325,288	$ 1,911,722
Gain (loss) on sales of property and equipment	$ 17,992	$ (14,958)	$ (8,895)	$ 25,817	$ 61,508
Adjusted EBITDA	$ 1,362,941	$ 1,041,552	$ 1,464,364	$ 975,182	$ 407,242
Management Bonus	$ 922,000	$ 736,000	$ 880,500	$ 478,000	$ 18,000
EBITDA	$ 440,941	$ 305,552	$ 583,864	$ 497,182	$ 389,242
Amortization and interest	$ 127,712	$ 93,325	$ 187,344	$ 296,853	$ 192,726
Income before taxes	$ 313,229	$ 212,227	$ 396,520	$ 200,329	$ 196,516
Income taxes	$ 43,793	$ 42,634	$ 77,438	$ 35,698	$ 45,136
Net Income	$ 269,436	$ 169,593	$ 319,082	$ 164,631	$ 151,380
Balance Sheet Data					
Current assets	$ 1,920,779		$ 1,239,315	$ 838,846	
Capital assets	$ 1,508,556		$ 979,192	$ 1,128,533	
Other assets	$ 317,171		$ 164,836	$ 205,182	
Total assets	$ 3,746,506		$ 2,383,343	$ 2,172,561	
Current liabilities	$ 2,168,806		$ 1,202,495	$ 1,286,744	
Long term debt	$ 128,895		$ -	$ 35,301	
Future income taxes	$ 34,429		$ 35,908	$ 24,658	
Total liabilities	$ 2,332,130		$ 1,238,403	$ 1,346,703	
Share capital	$ 100		$ 100	$ 100	
Retained earnings	$ 1,414,276		$ 1,144,840	$ 825,758	
Total shareholders' equity	$ 1,414,376		$ 1,144,940	$ 825,858	
Total liabilities and shareholders' equity	$ 3,746,506		$ 2,383,343	$ 2,172,561	

Heavy Equipment Rentals Division

The Heavy Equipment Rentals Division of Petrowest will operate through the Rentals Partnership and will consist of the businesses historically operated by Neuwest Equipment and Northern Tractor.

Neuwest Equipment

On May 23, 2006, Acquisitionco entered into an agreement with Neuwest Equipment and its shareholders to acquire all of the issued and outstanding shares of Neuwest Equipment for a base purchase price of $10,383,505, subject to post closing adjustments, to be paid by $4,153,405 in cash and by the issuance of 623,010 Trust Units.

Neuwest Equipment is based in Grande Prairie, Alberta and specializes in heavy equipment rentals to the Alberta natural gas and oil processing, pipeline and civil construction sectors.

Neuwest Equipment is owned and managed by Mr. Kenneth N. Drysdale and Mr. Gary Sweetman, the Chief Executive Officer and Chief Operating Officer of the General Partner, respectively. See "Directors and Executive Officers". Neuwest Equipment's experienced management team is able to determine client specific rental requirements and deliver cost effective project solutions throughout the project cycle. Together, Mr. Drysdale and Mr. Sweetman have 55 years of experience in the energy services business.

The equipment of Neuwest Equipment currently consists of 30 pieces of equipment with an average age of two years that includes nine 330LC excavators, eleven 270LC excavators, five sidebooms and six crawlers.

Neuwest Equipment's customers consist primarily of pipeline and construction companies.

The following table presents a summary of historical financial data for Neuwest Equipment for each of its three fiscal years ended October 31, 2005, 2004 and 2003 and for the three month periods ended January 31, 2006 and 2005 derived from the financial statements of Neuwest Equipment at each of these dates and for the periods then ended. The following data should be read along with "Management's Discussion and Analysis of Neuwest Equipment" and the financial statements and related notes of Neuwest Equipment included in this prospectus.

	Three Months Ended January 31		Years ended October 31		
	2006	2005	2005	2004	2003
Income Statement Data					
Revenues	$ 1,158,090	$ 410,186	$ 2,081,517	$ 1,376,210	$ 425,560
Operating and administrative expenses	$ 537,193	$ 217,287	$ 1,256,290	$ 1,203,283	$ 428,496
Adjusted EBITDA	$ 620,897	$ 192,899	$ 825,227	$ 172,927	$ (2,936)
Management Bonus	$ 10,489	$ -	$ 375,000	$ -	$ -
EBITDA	$ 610,408	$ 192,899	$ 450,227	$ 172,927	$ (2,936)
Amortization and interest	$ 430,494	$ 7,476	$ 195,744	$ 7,206	$ 6,204
Income (loss) before taxes	$ 179,914	$ 185,423	$ 254,483	$ 165,721	$ (9,140)
Income taxes	$ 29,002	$ 30,187	$ 34,459	$ 22,635	$ -
Net Income (loss)	$ 150,912	$ 155,236	$ 220,024	$ 143,086	$ (9,140)
Balance Sheet Data					
Current assets	$ 1,343,272		$ 945,901	$ 156,379	
Capital assets	$ 2,316,310		$ 1,176,552	$ 37,500	
Other assets	$ 353,671		$ 287,581	$ -	
Total assets	$ 4,013,253		$ 2,410,034	$ 193,879	
Current liabilities	$ 2,515,877		$ 1,110,936	$ 62,697	
Long term debt	$ 995,258		$ 947,892	$ -	
Future income taxes	$ -		$ -	$ -	
Total liabilities	$ 3,511,135		$ 2,058,828	$ 62,697	
Share capital	$ 500		$ 500	$ 500	
Retained earnings	$ 501,618		$ 350,706	$ 130,682	
Total shareholders' equity	$ 502,118		$ 351,206	$ 131,182	
Total liabilities and shareholders' equity	$ 4,013,253		$ 2,410,034	$ 193,879	

Northern Tractor

On May 23, 2006, Acquisitionco entered into an agreement with Northern Tractor and its shareholders to acquire all of the issued and outstanding shares of Northern Tractor for a base purchase price of $23,747,475, subject to post closing adjustments, to be paid by $9,498,995 in cash and by the issuance of an aggregate of 1,424,848 Trust Units.

Northern Tractor is based in Grande Prairie, Alberta and specializes in heavy equipment sales and rentals to the northern Alberta, Fort McMurray and northeastern British Columbia oil and gas construction industries.

Northern Tractor is managed by Mr. Dan Fitzpatrick who has 30 years of industry experience.

Northern Tractor has a current workforce of approximately 10 permanent employees and one contract employee who have an average of 15 years of industry experience. Included in this group are supervisors, sales personnel and heavy equipment mechanics. Northern Tractor's clients include Alberta and British Columbia based major oil and gas companies, construction companies as well as private corporations.

Typical contract jobs undertaken by Northern Tractor involve single units to 15 pieces of heavy equipment per job site. In 2005, Northern Tractor supported 48 pieces of equipment for 10 months of the year.

Northern Tractor's equipment currently consists of approximately 30 pieces of heavy equipment with an approximate average age of three years, that can be configured to complete various types of work due to the changing seasons as well as specific job requirements. Northern Tractor equipment includes articulated haulers, earth compactors, crawler tractors and tracked excavators to support oil and gas construction jobs and construction company needs.

The following table presents a summary of historical financial data for Northern Tractor for each of its three fiscal years ended September 30, 2005, 2004 and 2003 and for the six month periods ended March 31, 2006 and 2005 derived from the financial statements of Northern Tractor at each of these dates and for the periods then ended. The following data should be read along with "Management's Discussion and Analysis of Northern Tractor Sales and Rentals" and the financial statements and related notes of Northern Tractor included in this prospectus.

	Six Months Ended March 31		**Years ended September 30**		
	2006	**2005**	**2005**	**2004**	**2003**
Income Statement Data					
Revenues	$ 5,102,565	$ 3,156,346	$ 6,432,768	$ 5,365,723	$ 5,208,878
Operating and administrative expenses	$ 1,288,423	$ 793,072	$ 2,470,359	$ 2,214,124	$ 2,103,708
Write down of investment	$ -	$ -	$ -	$ -	$ (100,206)
Adjusted EBITDA	$ 3,814,142	$ 2,363,274	$ 3,962,409	$ 3,151,599	$ 3,004,964
Management Bonus	$ 2,000,000	$ 331,869	$ 456,500	$ 217,000	$ 379,500
EBITDA	$ 1,814,142	$ 2,031,405	$ 3,505,909	$ 2,934,599	$ 2,625,464
Amortization and interest	$ 1,362,680	$ 952,784	$ 2,167,178	$ 1,982,679	$ 1,790,519
Income before taxes	$ 451,462	$ 1,078,621	$ 1,338,731	$ 951,920	$ 834,945
Income taxes	$ 72,776	$ 174,737	$ 220,190	$ 167,611	$ 146,583
Net Income	$ 378,686	$ 903,884	$ 1,118,541	$ 784,309	$ 688,362
Balance Sheet Data					
Current assets	$ 4,513,708		$ 1,679,402	$ 1,409,725	
Capital assets	$16,861,836		$14,771,338	$10,053,548	
Other assets	$ 2,400,593		$ 3,457,455	$ 1,899,946	
Total assets	$23,776,137		$19,908,195	$13,363,219	
Current liabilities	$13,611,959		$10,947,677	$ 7,082,689	
Long term debt	$ 2,532,743		$ 1,780,545	$ 338,899	
Future income taxes	$ 972,116		$ 899,340	$ 779,539	
Total liabilities	$17,116,818		$13,627,562	$ 8,201,127	
Share capital	$ 161,077		$ 161,077	$ 161,077	
Retained earnings	$ 6,498,242		$ 6,119,556	$ 5,001,015	
Total shareholders' equity	$ 6,659,319		$ 6,280,633	$ 5,162,092	
Total liabilities and shareholders' equity	$23,776,137		$19,908,195	$13,363,219	

INDUSTRY CONDITIONS AND TRENDS

Petrowest provides energy services to assist oil and gas exploration and production companies in their efforts to find, develop and produce oil and gas reserves. In doing so, Petrowest offers its clients a variety of key pre-drilling and post-completion services.

General Oil and Gas Industry Conditions

The success of Petrowest's business is tied, in large part, to the general health of the oil and natural gas industry in Canada. Accordingly, in addition to the various federal, provincial and municipal laws which Petrowest will adhere to in its ongoing operations, the business will also be sensitive to the general industry conditions relating to the oil and natural gas industry, including land tenure, exploration, development, production, refining, transportation and marketing imposed by legislation enacted by various levels of government in Canada. The business is also sensitive to pricing and taxation of oil and natural gas by agreements among the governments of Canada, Alberta, Saskatchewan and British Columbia.

Petrowest's operations are conducted primarily in the WCSB that includes portions of the provinces of British Columbia and Alberta. The WCSB is one of the largest oil and gas exploration and producing regions in North America, with the majority of oil and natural gas production in Canada originating from this area. In addition to upstream oil and gas activities, other related industry activity occurs in this region, such as refining, processing and transportation of oil and gas.

Commodity Prices

Despite a recent decline in natural gas prices, the prices of both crude oil and natural gas have remained above historical levels for several years with the general industry consensus that prices are unlikely to decrease in the future. The recent current and forecast commodity prices have increased the projected cash flow forecasts of producing companies which has historically led to increased capital spending budgets and increased drilling and energy services activities. As a result of the progressing oil and gas market, energy services companies are reaping the rewards from a resource that is experiencing an extended cycle of increased demand.

Historical Natural Gas and Crude Oil Prices

WTI $US/bbl: $30.00 – $80.00; NYMEX $US/mmbtu: $0.00 – $18.00

Jan-05 Feb-05 Mar-05 Apr-05 May-05 Jun-05 Jul-05 Aug-05 Sep-05 Oct-05 Nov-05 Dec-05 Jan-06 Feb-06 Mar-06 Apr-06 May-06 Jun-06

NYMEX $US/mmbtu — WTI $US/bbl

Source: Bloomberg

Energy Supply / Demand

In spite of the continual increase in commodity prices and insufficient global energy infrastructure investment, it is expected that energy supply will need to grow substantially in the coming years. Given that OPEC (Organization of Petroleum Exporting Countries) is up against its own production capacity, it is expected that drilling activity will need to follow a continuous growth curve if supply is to expand in the coming years. Moreover, since the success of Petrowest is directly tied to global energy activity, there will be an increase in demand for its services if OPEC plans to meet their supply targets.

Seasonality

In Canada, the level of activity in the energy service industry is partially influenced by seasonal weather patterns. On a monthly basis, drilling activity varies greatly. The annual drilling cycle can generally be viewed in four components:

- Mid-March through mid-May - spring break-up; the northern drilling locations thaw and southern lands become impractical for travel due to wet road conditions. Drilling activity is generally low with companies planning the summer drilling season.

- Mid-May through mid-October - summer and fall drilling season; generally focused on non-northern areas that are accessible in the summer; summer drilling activity is medium to strong.

- Mid-October to mid-November - switchover to winter drilling season; characterized by lighter drilling activity when many companies are moving off summer drilling locations and preparing winter drilling leases for delivery of equipment.

- Mid-November through mid-March - winter drilling season; this is the period when the majority of rig activity takes place and exploration companies take advantage of the frozen landscape to access northern winter drilling locations.

Trends

Petrowest operates in various segments of the energy service industry that are heavily reliant on the level of drilling activity in western Canada. The following trends have contributed to the improved outlook for drilling and the services industry:

(i) The utilization of oil services companies has shifted increasingly toward re-completing old wells (i.e., using directional sidetracks out of existing well bores) and re-stimulating them (i.e., well fracturing) to enhance production, while minimizing costs and risk.

(ii) The industry has seen a shift to more remote areas in an attempt to capture new reserves such as in northeast British Columbia, the Northwest Territories and the Yukon. These remote locations are often accessible only during the winter months and require service companies to provide services over extended time frames.

(iii) Due to the low average productivity rates of coal bed methane wells and the emergence of coal bed methane as a viable source of gas, a large number of wells are required to economically develop a field and therefore more ancillary services will be required.

(iv) The current commodity price environment has improved the underlying economics of oil and gas prospects sufficiently enough to justify exploration and development in previously uneconomic areas. This ability to drill both deeper/higher cost wells and shallow/lower productivity rate wells at profitable levels has added to the current and anticipated higher activity levels in the WCSB.


Average Depth per Well - Western Canada
1,250
1,200
1,150
1,100
1,050
1,000
Metres
1,145
1,162
1,150
1,107
1,130
1,233
1,082
1,090
1,069
1,050
1,055
1,075
1,150
93
94
95
96
97
98
99
00
01
02
03
04
05

Source: Daily Oil Bulletin.

Wells Drilled

The Canadian Association of Oilwell Drilling Contractors (CAODC) estimates 26,725 wells will be drilled in 2006, an 8% percent increase over 2005. The historical decline in average production rates per well of oil and natural gas has resulted in an increase in drilling activity over the same period in order to maintain current production levels. As shown below, there has been consistent growth in drilling activity in the WCSB in seven out of the past eight years.

Total Oil & Gas Wells Drilled on a Rig Released Basis (Western Canada)

Number of Wells

30,000
27,000
24,000
21,000
18,000
15,000
12,000
9,000
6,000
3,000
0

9,844
12,026
10,858
13,391
17,037
10,145
12,146
17,648
18,109
15,822
21,841
22,729
24,800
26,725

93
94
95
96
97
98
99
00
01
02
03
04
05
06E

Source: Daily Oil Bulletin, Canadian Association of Petroleum Producers.

Rig Counts

The number of drilling and service rigs necessary to drill and complete new wells have historically been under increasing demand. Since January 2000, some 225 new drilling rigs, including coiled tubing drilling rigs, have been built for service in Western Canada. Of the total 798 rigs that are currently available in Western Canada there was a 90% utilization rate during the first quarter of 2006; the first half of 2006 is on pace to record a 65% utilization rate in Western Canada.

Total Available Drilling Rigs


225 New Rigs
125 New Rigs
Number of Rigs
Jun-92
Jun-94
Jun-96
Jun-98
Jun-00
Jun-02
Jun-04
Jun-06

Drilling Rig Utilization Rate


72.1%
65.0%
59.6%
58.7%
55.3%
53.1%
53.1%
49.4%
53.4%
52.9%
44.9%
39.7%
39.2%
93
94
95
96
97
98
99
00
01
02
03
04
05

Source: CAODC

Environmental Regulations

The oil and gas industry is subject to environmental regulations pursuant to a variety of provincial and federal legislation. Such legislation provides for restrictions and prohibitions on the release or emission of various substances produced in association with certain oil and gas industry operations. In addition, such legislation requires that well and facility sites be abandoned and reclaimed to the satisfaction of provincial authorities. Compliance with such legislation can require significant expenditures and a breach of such requirements may result in the imposition of material fines and penalties.

Competition

Petrowest provides energy services primarily to the field operation locations of oil and gas exploration and production companies that are located in the WCSB. The energy service business in which Petrowest operates is highly competitive and, in order to be successful, Petrowest must provide services that meet the specific needs of its clients ensuring competitive pricing and customer satisfaction.

In order to remain competitive, Petrowest will emphasize to its customer base that exceeds 500 clients, the cost efficiencies and value-added services that Petrowest can provide specifically in the pre-drilling and post-completion phases. Current industry trends indicate that oil and gas companies are increasingly using service providers that can offer more than one specific service. Petrowest will be able to provide this to an ever-growing industry through its four service divisions. The greatest benefits to oil and gas companies that utilize Petrowest's Services will include overall cost efficiencies, reduced invoicing, time savings in procuring services and stronger profitability as a result of using a grouped services approach.

The barriers to entry for new competitors include a high cost of capital in acquiring and operating a services company, access to a skilled and qualified workforce given current labour constraints in Alberta and B.C. and qualified and experienced management team that can properly assess and manage to full scale of operational and technical issues including safety, health and environmental liabilities.

The principal competitive factors in the markets in which Petrowest operates are quality of service, service availability, service reliability, quality of equipment used to perform its services, technical and operational knowledge, management experience and reputation, safety and pricing. Competitors offer similar services in the geographic regions in which Petrowest operates.

SELECTED PRO FORMA CONSOLIDATED FINANCIAL INFORMATION

The following table presents a summary of the unaudited pro forma consolidated balance sheet of the Trust as at March 31, 2006, the unaudited pro forma consolidated statements of income of the Trust for the year ended

December 31, 2005 and for the three months ended March 31, 2006. The unaudited pro forma consolidated balance sheet was prepared as if the Concurrent Acquisitions were completed by way of the payment of $103,284,052 in cash and the issuance of 12,765,094 Trust Units, the subscription for 1,510,000 Subordinated Units was completed for proceeds of $4,530,000 ($1,510,000 in cash and $3,020,000 in notes receivable) and • Trust Units were issued pursuant to this offering on March 31, 2006. The unaudited pro forma consolidated statements of income for the year ended December 31, 2005 and the three month period ended March 31, 2006 were prepared as if such transactions had occurred on January 1, 2005.

The unaudited pro forma information should be read together with the unaudited pro forma consolidated financial statements and related notes of the Trust included in Schedule "B" of this prospectus.

	Period Ended March 31, 2006	Period Ended December 31, 2005
Income Statement Data		
Revenues	$ 47,237,772	$ 128,708,182
Expenses	$ 32,294,717	$ 87,283,767
Gain on disposal of property and equipment	$ 367,258	$ 1,314,585
Adjusted EBITDA[(1)]	$ 15,310,313	$ 42,739,000
Interest Expense (income)-net	$ (37,112)	$ 17,563
Amortization	$ 8,658,092	$ 32,374,714
Net Income	$ 6,662,333	$ 10,346,723
Balance Sheet Data		
Working Capital	$ •	
Investments	$ 86,785	
Cash surrender value of life insurance	$ 272,639	
Notes receivable and interest	$ 96,154	
Property and Equipment	$ 101,490,677	
Goodwill	$ 93,198,008	
Intangible Assets	$ 48,596,484	
Total Assets	$ •	
Long Term Debt	$ -	
Units	$ •	
Total Unitholders' Equity	$ •	

Note:

(1) See "Non-GAAP Measures" and Schedule "C" - "Reconciliation of Net Earnings to EBITDA and Adjusted EBITDA".

SUMMARY OF DISTRIBUTABLE CASH

Management has prepared the following summary of distributable cash generated by the Acquired Companies on the basis of information contained in this prospectus, and management's estimate of the amount of expenses that would have been incurred by the Acquired Companies and Petrowest had Petrowest been in existence for the three months ended March 31, 2006 and for the twelve-months ended December 31, 2005. The analysis is neither a forecast nor a projection of future results. The actual results of operations of Petrowest for any period, whether before or after the Closing, will vary from the amounts set forth in the following analysis and such variation may be material. Additionally, management believes the operations of Petrowest are subject to risks, and in reviewing the following summary of distributable cash, investors should review and consider the risks described under the heading "Risk Factors".

Management views distributable cash as an operating performance measure, as it is a measure generally used by Canadian income funds as an indicator of financial performance. As the Trust will distribute substantially all of its cash on an ongoing basis (after providing for certain amounts described below) and since EBITDA and Adjusted EBITDA (as respectively defined in "Non-GAAP Measures") are metrics used by many investors to compare issuers on the basis of their ability to generate cash from operations, management believes that, in addition to net earnings, EBITDA and Adjusted EBITDA are useful supplemental measures from which to make adjustments to determine distributable cash. The estimate of distributable cash has been prepared using assumptions which

management believes are reasonable and supportable, all of which reflect the Partnerships planned course of action given management's judgement about the most probable set of economic conditions.

Management believes that, upon completion of this offering and the Concurrent Acquisitions, Petrowest will incur lease expenses, management salaries, maintenance capital expenditures, general and administrative costs, and other expenses that will differ from those contained in the historical financial statements of each of the Acquired Companies that are included elsewhere in this prospectus. Although management does not have firm commitments for all of the aforementioned items and, accordingly, the complete financial effects of all of those items are not objectively determinable, management believes that the following represents a reasonable estimate of the distributable cash of the Trust that could have been available for distribution for the three months ended March 31, 2006 and for the twelve-months ended December 31, 2005 had the Trust been in existence during such time and had the Concurrent Acquisitions taken place at the beginning of such periods.

Summary of Distributable Cash

(in thousands of dollars, except per Unit amounts)	**Three Months Ended March 31, 2006**	**Twelve-Months Ended December 31, 2005**
Adjusted EBITDA[(1)(2)]	$ 15,310	$ 42,739
Management believes that cash available for distribution should be reduced by the following:		
Incremental executive, board and public company costs[(3)]	$ 306	$ 1,223
Maintenance capital expenditures[(4)]	$ 825	$ 3,300
Interest expense[(5)]	$ 75	$ 300
Management believes that cash available for distribution should be increased by the following:		
Adjustment for costs associated with non-recurring items, insurance, and office and administration consolidation[(3)]	$ 283	$ 1,132
Cash available for distribution	$ 14,387	$ 39,048
Cash holdback[(6)]	$ •	$ •
Cash holdback %	•%	•%
Distributable cash[(7)]	$ •	$ •
Estimated distributable cash per Unit[(8)]	$ •	$ •

Notes:

(1) Represents the pro forma consolidated Adjusted EBITDA of the Trust for the three months ended March 31, 2006 and the twelve months ended December 31, 2005 calculated as the sum of Earnings (loss) of $6,662,333 and $10,346,723, income taxes of $nil and $nil, other interest of $50,718 and $103,247 and amortization of $8,685,092 and $32,374,714 less interest and other revenue of $87,830 and $85,684, respectively. See "Selected Pro Forma Consolidated Financial Information" and the unaudited pro forma consolidated financial statements and related notes of the Trust included in Schedule "B" of this prospectus.

(2) Adjusted EBITDA is not a recognized measure under GAAP, does not have a standardized meaning prescribed by GAAP and may not be comparable to similar measures presented by other issuers. See "Non-GAAP Measures" and Schedule "C" - "Reconciliation of Net Earnings to EBITDA and Adjusted EBITDA". As the Trust intends to distribute substantially all of its cash available for distribution (after satisfaction of administrative expenses and other amounts as may be considered appropriate by the Board of Directors) on an on-going basis, management believes that Adjusted EBITDA is an important measure in evaluating the Trust's performance and in determining whether to invest in the Trust.

(3) Management estimates that, subsequent to this offering, Petrowest will incur additional costs on an ongoing basis in connection with ongoing public disclosure requirements, investor relations, additional employee compensation, trustee and director fees, and other related matters. Also, management anticipates that, Petrowest will realize savings associated with general and administrative costs on an ongoing basis in connection with insurance, office administration and supplies and non-recurring items. These estimates are based on quotes provided by service providers, preliminary contractual arrangements, expenses in similar offering transactions and comparisons with historical expenses.

(4) Represents management's estimate of annual maintenance capital expenditures, including expenditures required to maintain the base fleet of equipment, inventory of equipment, equipment certification costs, leasehold and office improvements, and tools. Estimates are based on historical expenditures, consistent with management's plans for funding capital expenditures on an ongoing basis. See "Acquisition of the Acquired Companies".

(5) Represents estimated interest expense on proposed credit facilities that management intends to secure concurrent with the Closing. Management anticipates a credit facility will be in the form of a revolving line of credit. Management estimates that the facility will be utilized to fund seasonal working capital requirements. On an annualized basis, management anticipates that Petrowest will, on average, carry a balance of $5 million with an average interest rate of 6%.

(6) Management initially intends to reserve approximately •% of cash available for actual distribution.

(7) Distributable cash is not a recognized measure under GAAP and is typically used by Canadian income funds as an indicator of financial performance. The method of calculating the Trust's distributable cash may differ from similar computations as reported by other issuers and, accordingly, the distributable cash of the Trust may not be comparable to distributable cash as reported by other issuers. See "Non-GAAP Measures".

(8) Based on • Units outstanding on a fully diluted basis upon Closing.

CONSOLIDATED CAPITALIZATION OF THE TRUST

The following table sets forth the consolidated capitalization of the Trust both before and after giving effect to this offering. The table should be read in conjunction with the financial statements of the Trust included in Schedule "B" of this prospectus.

Designation	Outstanding as at July 6, 2006	Outstanding as at July 6, 2006 after giving effect to the Promoters' subscription, the Concurrent Acquisitions[1] and this offering
Long term debt[3]	$Nil	$Nil
Unitholders' Equity		
Trust Units	$10	$•
(authorized - unlimited)	(1 Trust Unit)[1]	(• Trust Units)
Subordinated Units[4]	$1,510,000	$•
(authorized - unlimited)	(1,510,000 Subordinated Units)[4]	(1,510,000 Subordinated Units)

Notes:

(1) The Trust was settled on July 6, 2006 with $10 in cash and issued a single Trust Unit. The initial Trust Unit will be surrendered to the Trust immediately following the Closing on the payment of $10.

(2) Does not include the exercise of the Over-Allotment Option.

(3) The Trust intends to obtain a credit facility of approximately $50 million concurrent with the Closing. See "Debt Financing".

(4) See "Prior Issuances".

DEBT FINANCING

The Trust intends to implement a financing strategy that incorporates long-term secured and unsecured debt and maintains maximum flexibility to manage the short-term cash needs of the Trust. The Trust intends to obtain a credit facility of approximately $50 million concurrent with the Closing and is currently in discussions with a number of financial institutions with respect to setting up such a facility.

MANAGEMENT'S DISCUSSION AND ANALYSIS

Management's discussion and analysis for each of the Acquired Companies is set out in Schedule "A" of this prospectus. Each of the Acquired Companies is a privately held company which has not been required to meet public reporting regulations.

DIRECTORS AND OFFICERS

The following table sets forth certain information concerning the Directors and Officers of the General Partner. The Directors will hold office until the next annual meeting of Unitholders or until their successors are duly elected or appointed.

Name and Municipality of Residence	Position with General Partner	Principal Occupations for Last Five Years
Kenneth N. Drysdale	President, Chief Executive Officer and Director	March 1996 until November 2005, President of Kendal Pipeline & Oilfield Services Ltd. From November 2005 to present, private businessman.
John B. Paul, CA	Chief Financial Officer	Vice-President, Chief Financial Officer and Manager of Special Projects of Willbros MSI Canada Inc. or predecessors until May 2006. From May 2006 to present, Chief Financial Officer of Petrowest.
Gary Sweetman	Chief Operating Officer	From April 2000 to May 2004, General Manager/President of Neudorf Trenching Ltd. and NTL Projects Inc.; from May 2004 to present, President of Neuwest Equipment.
D. Hugh Gillard	Chairman and Director	From June 2003 to March 2006 President and Chief Executive Officer of Kelso Energy Inc. Currently the Principal of Saddleback Resources Ltd., a private company involved in equity investments and advisory roles in the energy sector.
Rene Amirault, CGA	Director	From August 1994 to January 2006, various positions at CCS Income Trust. From September 2001 to January 2006, Vice President of Corporate Development of CCS Income Trust. From January 2006 to present, independent businessman.
Gerald A. Romanzin, CA	Director	Executive Vice President of the TSX Venture Exchange from November 1999 to April 2002 and acting President of the TSX Venture Exchange from December 2001 to April 2002; since April 2002, independent businessman.
Bradley D. Markel	Corporate Secretary	Partner, Bennett Jones LLP.

Upon completion of this offering and the Concurrent Acquisitions, the Directors and executive officers of the General Partner as a group will beneficially own, directly or indirectly, or exercise control or direction over • Units, representing approximately •% of the Units outstanding. Included in this amount owned, controlled or directed are • Trust Units and • Subordinated Units.

Kenneth N. Drysdale, *President, Chief Executive Officer and Director*

Mr. Drysdale has over 27 years of experience in the oil and gas industry. From 1979 to 1995 he took on various management roles in road building, pipeline construction, logging and environmental reclamation. Mr. Drysdale acted as Chief Construction Consultant for SNC-Lavalin Group Inc. and Shell Canada Limited on the Caroline Liquid Sulfur Line in 1991. From March 1994 to March 1996 Mr. Drysdale also managed a mid-sized diameter pipeline company in southern Alberta where he took the company to $30 million in revenues from $11 million in just two years. He then founded his own private pipeline construction company in 1996, which he grew from revenues of $5 million to $40 million until he sold its assets in 2005. Mr. Drysdale co-founded Acquisitionco in January 2006 with a view to forming a public, energy services income fund trust.

John E. Paul, CA, *Chief Financial Officer*

Mr. Paul has over 20 years of senior financial and operations management experience in a diverse range of businesses including oil and gas pipeline construction and maintenance, transportation, gravel crushing, asphalt, concrete construction and property management. Mr. Paul is also the former Controller and Chief Financial Officer of Skiing Louise Ltd., from 1986 to 1993. From 1993 to 2006, Mr. Paul held various senior roles in the construction services sector including being co-founder and Chief Financial Officer of Alberta Surface Systems Ltd., which later became part of Willbros MSI Canada Inc., a wholly-owned subsidiary of the Willbros Group (formerly MSI Energy Services Inc.), where Mr. Paul served in numerous senior management positions including Director, Vice President, Chief Financial Officer and Manager of Special Projects.

Mr. Paul obtained his Bachelor of Commerce degree from the University of Alberta and received the Chartered Accountant designation in 1987.

Gary Sweetman, *Chief Operating Officer*

Mr. Sweetman has over 25 years of experience in the oil and gas industry. Mr. Sweetman started his career in 1977 with British Gas in various roles including Welding Inspector and Project Supervisor of Engineering Research. In 1990, he began working for Husky Oil as a Project Technologist in the Rotary Equipment Quality and Assurance department. Mr. Sweetman provided project management for PanCanadian Petroleum Limited in the offshore oil sector from January 1996 to August 2000. From September 2000 to May 2004, General Manager/President of Neudorf Trenching Ltd. and NTL Projects Inc.; from May 2004 to present, Mr. Sweetman has been President of Sirah Consulting Ltd. and Neuwest Equipment Rentals. Mr. Sweetman co-founded Acquisitionco in January 2006 with a view to forming a public, energy services income fund trust.

D. Hugh Gillard, *Chairman of the Board and Director*

Mr. Gillard has over 34 years of business experience in the oil and gas industry and is the Principal of Saddleback Resources Ltd., a private company involved in equity investments and advisory roles in the energy sector. From June 2003 to March 2006, Mr. Gillard was President, Chief Executive Officer and remains a director of Kelso Energy Inc., a publicly traded junior oil and gas company. From 1999 to 2000, Mr. Gillard was President, Chief Operating Officer and a director of PrimeWest Energy Trust. From 1990 to 1998, Mr. Gillard was employed by CanWest Gas Marketing Inc., a private producer owned gas marketing company as President and Chief Executive Officer and prior to this, Vice President Gas Supply. From 1972 to 1989, Mr. Gillard held several senior positions with Ashland Oil Canada, Dome Petroleum and Amoco Canada.

Mr. Gillard is a graduate of the University of Calgary (Commerce) and the Stanford Business School Executive Program. Mr. Gillard currently serves as a director of COSTA Energy Inc. (formerly Kelso Energy Inc.), Crescent Point Energy Trust, Creststreet Power Income Fund and Point North Energy Limited, all publicly traded entities.

Rene Amirault, *Director*

Mr. Amirault has over 25 years experience in the energy industry. Mr. Amirault held various positions with Imperial Oil Ltd. from 1981 to 1994 including marketing, project management, finance and accounting capacities. Mr. Amirault held various roles at Canadian Crude Separators Inc. (CCS) and CCS Income Trust from August 1994 to January 2006, including Vice President roles in Sales and Marketing, Business Development and Corporate Development. Mr. Amirault was Vice President of Corporate Development of CCS Income Trust, or its predecessor companies, from September 2001 to January 2006, during which time his responsibilities included business development, acquisitions, strategic planning and investor relations. Mr. Amirault is a director of Arrowhead Water Products Ltd., a public company traded on the TSX Venture Exchange.

Mr. Amirault received a Certified General Accountant designation in June 1985.

Gerald A. Romanzin, CA, *Director*

Gerald A. Romanzin is an independent businessman and has served as a director of the administrator of each of Crescent Point Energy Trust from March 2004, Ketch Resources Trust from January 2005, Focus Energy Trust from August 2002, as a director of Kereco Energy Ltd. from January 2005 and as a trustee of Trimac Income Fund since February 2005. Mr. Romanzin graduated from the University of Calgary with a Bachelor of Commerce and is a Chartered Accountant.

Bradley D. Markel, *Corporate Secretary*

Mr. Markel is a Partner in the law firm of Bennett Jones LLP, a Canadian law firm that focuses on energy, corporate law, technology and litigation. Mr. Markel's practice includes mergers and acquisitions and corporate finance. Mr. Markel also provides advice relating to corporate governance in respect of mergers and acquisitions as well as corporate finance transactions. Mr. Markel joined Bennett Jones LLP in 1997. Prior to joining Bennett Jones LLP, Mr. Markel practiced with MacPherson Leslie & Tyerman in Regina, Saskatchewan. Mr. Markel received a Bachelor of Laws Degree from the University of Saskatchewan in 1990.

Governance

The Board of Directors will form such committees to fulfill the audit, governance and other committee functions of the Trust as they, in their discretion, determine. It is expected that initially the Board of Directors will have a Compensation Committee and an Audit Committee and that in the future the Board of Directors will form a Governance Committee and a Health and Safety Committee.

Compensation Committee

The Compensation Committee consists of three Directors, Rene Amirault (Chair), Hugh Gillard and Gerald Romanzin, each of whom is independent in accordance with applicable Canadian securities legislation. Its mandate will be determined by the Board of Directors and is expected to include making recommendations as to the hiring, termination and compensation of executive officers.

Audit Committee

The Audit Committee consists of three Directors, Gerald Romanzin (Chair), Rene Amirault and Hugh Gillard, each of whom is independent in accordance with applicable Canadian securities legislation. The primary purpose of the Audit Committee will be to assist the Directors in fulfilling their responsibilities of oversight and supervision of the accounting and financial reporting practices and procedures, the adequacy of internal accounting controls and procedures, and the quality and integrity of financial statements.

Disclosure Policy

The Board of Directors will be responsible for adopting and periodically reviewing and updating the Trust's written disclosure policy. This policy will, among other things:

- articulate the legal obligations of the Trust, its affiliates and their respective trustees, directors, officers and employees with respect to confidential information;

- identify spokespersons of the Trust who are the only persons authorized to communicate with third parties such as analysts, media and investors;

- provide guidelines on the disclosure of forward-looking information;

- require advance review by designated persons of the Trust of financial information to determine whether the information is material, to prevent the selective disclosure of material information and to ensure that, if selective disclosure does occur, a news release is issued immediately; and

- establish "black-out" periods immediately prior to and following the disclosure of quarterly and annual financial results and immediately prior to the disclosure of certain material changes, during which periods the Trust, its affiliates and their respective trustees, directors, officers, employees and consultants may not purchase or sell Units.

Remuneration of Directors

It is the intention of the General Partner to compensate the Chairman of the Board with an annual retainer of $30,000 per year, its other outside directors with an annual retainer of $20,000 per year, and an additional $5,000 per year for each committee chairman. In addition, outside directors will be paid $1,000 for each board meeting and each committee meeting if attended in person or $500 if participating by telephone. Outside directors will be entitled to participate in the Trust's option plan and the Trust intends to grant options to acquire 115,000 Trust Units to each of the outside directors following completion of this offering, one third of which will vest each year for three years following the Closing, and which will expire five years after the Closing. Outside directors have also subscribed for 20,000 Subordinated Units each at a price of $3.00 per unit.

Insurance Coverage for the Trust and Related Entities and Indemnification

The General Partner will obtain or cause to be obtained a policy of insurance for the directors and officers of the Trust's subsidiaries. The initial aggregate limit of liability applicable to the insured directors and officers under the policy will be $10 million. Under the policy, each entity will have reimbursement coverage to the extent that it has indemnified the directors and officers. The policy will include securities claims coverage, insuring against any legal obligation to pay on account of any securities claims brought against the Trust, Petrowest Business Trust, the Business Trustee, the Partnerships and the General Partner and any of their respective subsidiaries. The total limit of liability will be shared among the Trust, Petrowest Business Trust, the Partnership and the General Partners and any of their respective subsidiaries and their respective directors and officers so that the limit of liability will not be exclusive to any one of the entities or their respective trustees, directors and officers.

The by-laws of General Partner, Acquisitionco and the Business Trustee provide for the indemnification of their directors and officers from and against liability and costs in respect of any action or suit brought against them in connection with the execution of their duties of office, subject to certain limitations. The Deed of Trust and the Business Deed of Trust also provide for the indemnification of the Directors and the trustees of the Trust and Petrowest Business Trust, respectively, from and against liability and costs in respect of any action or suit brought against them in connection with the execution of their duties of office, subject to certain limitations.

SHAREHOLDERS AGREEMENT

In accordance with the terms of the Shareholders Agreement, the Unitholders, in their capacity as holders of Units of the Trust, will be entitled to direct the Trustee as to the appointment of the Board of Directors.

ADMINISTRATION AGREEMENT

The Trust has entered into the Administration Agreement with the General Partner pursuant to which the General Partner, which on or before the Closing Date will be a wholly-owned subsidiary of Petrowest Business Trust and the general partner of the Partnerships, has agreed to provide or arrange for the provision of services required in the administration and management of the Trust. At Closing, the Petrowest Business Trust will also enter into the Administration Agreement and the General Partner will agree to provide or arrange for the provision of services required in the management and administration of the Petrowest Business Trust. The General Partner will be responsible for overseeing and managing the affairs of the Trust and its subsidiaries.

The General Partner's duties with respect to the administration of the Trust and Petrowest Business Trust under the Administration Agreement will include (i) ensuring compliance by the Trust, its affiliates and subsidiaries with all continuous disclosure obligations under applicable securities legislation, including the preparation of financial statements; (ii) providing investor relations services; (iii) providing or causing to be provided to Unitholders all information that Unitholders are entitled to receive under the Deed of Trust, including relevant

information with respect to income taxes; (iv) convening meetings of Unitholders and distributing required materials, including notices of meetings and information circulars, in respect of all such meetings; (v) attending to all administrative and other matters arising in connection with any redemptions of Units; (vi) monitoring the status of Units as qualified investments under the Tax Act for trusts governed by Plans; (vii) providing assistance in negotiating the terms of any financing required by the Trust; and (viii) generally providing all other services as may be necessary, or as requested by the Trustee, for the administration of the Trust. The General Partner will also provide similar services to Petrowest Business Trust.

The Administration Agreement will be for an initial term of ten years.

EXECUTIVE COMPENSATION

Each of Messrs. Drysdale and Sweetman entered into employment agreements with Petrowest effective January 6, 2006 and Mr. Paul entered into an employment agreement effective May 1, 2006 (Messrs. Drysdale, Sweetman, and Paul, collectively, the "Named Officers"). The annual base salaries and positions of these individuals will be as follows:

Name	Position	Salary	Term
Kenneth N. Drysdale	President and Chief Executive Officer	$200,000	5
Gary Sweetman	Chief Operating Officer	$200,000	5
John B. Paul	Chief Financial Officer	$200,000	5

The General Partner will review annual base salaries on an annual basis. Each of the Named Officers will be entitled to an annual bonus in an amount determined by and in the discretion of the Compensation Committee of the Board of Directors based upon performance. In addition, the General Partner has agreed to provide certain benefits, six weeks of vacation time and a vehicle allowance. Each of the Named Officers is required to give one month's written notice of resignation of his employment. In the event that employment is terminated by the General Partner for reasons other than just cause, the Named Officers are entitled to receive severance equal to compensation due to the date of ceasing to be employed plus one year of base salary in effect at the date of termination and an amount equal to 10% of such base salary in lieu of benefits. In the event that employment is terminated for cause, each Named Officer is entitled to receive severance equal to all accrued but unpaid base salary to the date of ceasing to be employed. The employment agreements contain customary confidentiality provisions.

ANNUAL INCENTIVE PLAN

The executive officers and employees will be eligible to participate in an annual cash incentive plan based on the degree to which financial and non-financial objectives of Petrowest have been met. The Compensation Committee will determine eligibility and set objectives and maximum incentive opportunities and will approve proposed payments.

LONG TERM INCENTIVE PLAN

The Trust intends to adopt a trust unit option plan (the "Option Plan") subject to the approval of the Option Plan by the Board of Directors, Unitholders and the TSX. The directors, officers, employees and consultants of the Trust and its subsidiaries are eligible to participate in the Option Plan. The purpose of the Option Plan will be to develop the interest of directors, officers and employees of and persons or companies who provide management or consulting services to the Trust and its subsidiaries in the growth and development of the Trust by providing them with the opportunity, through options, to acquire an increased proprietary interest in the Trust. The Option Plan will provide that the maximum number of Trust Units issuable upon the exercise of all options granted under the Option Plan, together with Trust Units as may be subject to options pursuant to other Unit compensation arrangements, shall not exceed 10% of the outstanding Units and any securities exchangeable into Units.

Subject to certain limitations set forth below, pursuant to the Option Plan, the number of options and the exercise price thereof will be set by the Board of Directors at the time of grant provided that the excess price shall

not be less than the weighted average trading price of the Trust Units on the TSX for the five trading days immediately prior to the date of grant.

Pursuant to the Option Plan, no options shall be granted to any optionee if such grant, together with any other compensation or incentive mechanism involving the issuance of Units, could result, at any time, in the number of Units reserved for issuance pursuant to options granted to insiders of the Trust exceeding 10% of the outstanding Units and any securities exchangeable into Units.

Following Closing, the Trust intends to issue options to acquire an aggregate of approximately 1.2 million Units to directors and executive officers of the General Partner and options to acquire an aggregate of approximately 1.5 million Units to employees of the General Partner, each option having an exercise price equal to the offering price of the Units pursuant to this prospectus.

DISTRIBUTION REINVESTMENT AND OPTIONAL UNIT PURCHASE PLAN

The Trust may establish a distribution, distribution reinvestment and optional unit purchase plan (the "DRIP") at a future date determined by the Board of Directors. Generally, the DRIP will provide eligible holders of Units the opportunity to accumulate additional Units at a 5% discount to an average market price. Participants may also purchase additional Units by investing additional sums within the limits and subject to the terms of the DRIP (the "Optional Unit Purchase").

The DRIP is designed to provide an efficient and cost-effective way to issue additional equity to existing Unitholders. An eligible Unitholder may, by enrolling in the DRIP, direct that distributions in respect of all Units of such Unitholder enrolled in the DRIP be applied to the purchase of additional Units. The price of Units purchased with reinvested distributions will be approximately 95% of an average market price. Unitholders participating in the DRIP may also purchase additional Units under the DRIP with optional cash payments, subject to a maximum of $100,000 per participant per calendar year and a certain prescribed minimum per participant per remittance.

DESCRIPTION OF THE TRUST

The description below is a summary and is qualified entirely by the complete provisions of the Trust Deed. A copy of the Trust Deed will be available via the internet at www.sedar.com.

Trust Structure

The Trust is an unincorporated, open-ended, limited purpose mutual fund trust established under and governed by the laws of the Province of Alberta and pursuant to the Deed of Trust. The head and principal office of the Trust is located at Suite 204, 10605 Westside Drive, Grande Prairie, Alberta, T8V 8E6. The Trust was created for, among other things, the following purposes:

- participating in the acquisition of energy services businesses;
- acquiring, investing in, holding, transferring, disposing of and otherwise dealing with, directly or indirectly, any of the securities issued by Petrowest Business Trust, Petrowest Business Trustee, or any of their respective associates, subsidiaries or affiliates thereof and the Business Notes and Business Units, and borrowing funds directly or indirectly for that purpose;
- acquiring, investing in, holding, transferring, disposing of and otherwise dealing with any other securities and in any other investments as the Trustee or the General Partner may determine and borrowing funds directly or indirectly for that purpose;
- temporarily holding cash and short term investments for the purposes of making investments, paying the expenses and liabilities of the Trust, paying amounts payable by the Trust in connection with the redemption of any Units or securities of the Trust, and making distributions to Unitholders;

- issuing Units and other securities of the Trust including securities convertible into, or exchangeable for Units or other securities, obtaining funds to conduct any of the activities of the Trust, completing any acquisition of securities or any other assets for the benefit of the Trust, implementing Unitholder rights plans, distribution reinvestment plans, Trust Unit purchase plans, incentive option plans or other compensation plans, if any, established by the Trustee for the benefit of the Trust; and making non-cash distributions to Unitholders as contemplated by the Deed of Trust including pursuant to distribution reinvestment plans or distribution reinvestment and Trust Unit purchase plans, if any, established by the Trust;

- issuing debt securities (including debt securities convertible into, or exchangeable for, Units or other securities of the Trust), provided recourse shall be limited to the Trust Assets, or otherwise borrowing and mortgaging, pledging, charging, granting a security interest in or otherwise encumbering any of the Trust Assets as security;

- guaranteeing (as guarantor, surety or co-principal obligor) the payment of any indebtedness, liability or obligation of the Petrowest Business Trust, the General Partner or any subsidiary or affiliate thereof, and mortgaging, pledging, charging, granting a security interest in or otherwise encumbering all or any part of the Trust Assets as security for that guarantee, and subordinating its rights under the Business Notes to other indebtedness;

- disposing of any part of the Trust Assets;

- issuing or redeeming rights and Units pursuant to any Unitholder rights plan adopted by the Trust;

- repurchasing, redeeming or otherwise acquiring securities of the Trust, including pursuant to any issuer bid made by the Trust;

- satisfying the obligations, liabilities or indebtedness of the Trust;

- performing all acts necessary, incidental or ancillary to any of the activities set forth above; and

- undertaking such other activities or taking such other actions as shall be approved by the Trustee from time to time,

provided that the Trust shall not undertake any activity, take any action, or make or retain any investment which would result (or fail to take any action where that failure would result) in the Trust not being considered a "unit trust" or a "mutual fund trust" for purposes of the Tax Act.

The Trustee may declare payable to the Unitholders all or any part of the net income of the Trust less all expenses and liabilities of the Trust. It is currently anticipated that the only income to be received by the Trust will be from the securities of the Petrowest Business Trust.

Units

The Trust is authorized to issue an unlimited number of Trust Units, an unlimited number of Subordinated Units and an unlimited number of Special Voting Units.

Trust Units

Prior to the conversion of the Subordinated Units, holders of Trust Units will be entitled to receive per month, in priority to any payments on the Subordinated Units, distributions of \$0.10 per Trust Unit per month and such distributions shall constitute Priority Distributions (as defined below).

Holders of Trust Units are entitled to notice of, and to attend and vote at, all meetings of holders of Units.

Upon the occurrence of a Capital Event (as defined below) or the liquidation, dissolution or winding-up of the Trust or any other distribution of the assets of the Trust for the purpose of winding-up its affairs; (i) the holders of Trust Units will be entitled to receive, on a pro rata basis, from the applicable Capital Event Amount (as defined below) or the assets of the Trust, as applicable, before any distribution therefrom is made to the holders of Subordinated Units, any accumulated but unpaid Priority Distributions; and (ii) the holders of Subordinated Units shall be entitled to receive, on a pro rata basis, from the applicable Capital Event Amount of the assets of the Trust, as applicable after the holders of Trust Units have received a distribution therefrom in an amount equal to any accumulated but unpaid Priority Distributions but before any further distribution therefrom is made to the Priority Unitholder, any accumulated but unpaid Subordinated Distributions. Thereafter any further distributions from the applicable Capital Event Amount or the assets of the Trust, as applicable, to the holders of Units of either class shall be made pro rata and pari passu.

If a Capital Event occurs, the Priority Distributions and Subordinated Distributions will be adjusted as agreed to by the independent directors of the General Partner, using the definition of independence as provided in securities laws.

A "**Capital Event**" means the occurrence of any of the following events: (i) a sale of material assets of the Trust; (ii) the total or constructive total loss, or partial loss, of material assets of the Trust as a result of a casualty; (iii) a compulsory transfer or taking under threat of compulsory transfer by a governmental authority; or (iv) the occurrence of any event referred to in clauses (i) to (iii) above in relation to any person in which the Trust is a securityholder.

A "**Capital Event Amount**" means, in respect of a particular Capital Event, any amount received by the Trust in respect of such Capital Event, which the Trustee upon the recommendation of the Board of Directors, determines will not be re-deployed or reapplied by the Trust and shall be distributed to Unitholders.

Subordinated Units

Distributions on the Subordinated Units will be subordinated in favour of Trust Units. Distributions on the Subordinated Units will only be paid at the end of a fiscal quarter to the extent that: (i) the Trust has paid distributions per month of at least $0.10 per Trust Unit (the "Priority Distributions") to holders of Trust Units during that quarter, and (ii) any deficiency in such distributions to holders of Trust Units during the preceding 12 months has been satisfied, as described below. If these targets are not satisfied, any deficiency will be borne by holders of the Subordinated Units, distributions on which will be reduced to the extent necessary to support the continued payment of Priority Distributions on the Trust Units and any applicable deficiency in such distributions.

Distributions on the Trust Units will be cumulative, such that the amount of any deficiency in the Priority Distributions will accumulate for a period of 12 months. Payments of deficiencies in the Priority Distributions will be made in priority to distributions on the Subordinated Units. Any such accumulated deficiency not satisfied by a distribution by the Trust within 12 months of the date it arose will cease to be payable (i.e., distributions on the Subordinated Units will not be reduced to fund such accumulated deficiency to the extent that some or all of such accumulated deficiency arose more than 12 months before the date on which such payment is to be made).

Following payment of the Priority Distributions and any deficiency in the Priority Distributions accumulated during the preceding 12 months, holders of Subordinated Units will be entitled to a distribution in an amount equal to $0.10 per Subordinated Unit per month (the "Subordinated Distributions"), such amount to be accumulated and paid at the end of each fiscal quarter.

Deficiencies in payment of Subordinated Distributions shall be accumulated and paid in a subsequent quarter in respect of such Distribution Periods, but only after payment of the Priority Distributions in respect of such Distribution Periods, any deficiency in Priority Distributions accumulated during the preceding 12 months and the Subordinated Distributions in respect of such subsequent Distribution Periods, and provided that any accumulated unpaid portion or deficiency on Subordinated Distributions not satisfied by a distribution by the Trust within 12 months of the date such unpaid portion or deficiency arose shall cease to be payable.

After payment of all Priority Distributions and Subordinated Distributions (including any unpaid Priority Distributions and Subordinated Distributions accumulated during the preceding 12 months), distribution of Distributable Cash shall be made to Unitholders pro rata and pari passu.

Holders of Subordinated Units are entitled to notice of, and to attend and vote at, all meetings of holders of Units.

Special Voting Units

In order to allow the Trust flexibility in pursuing corporate acquisitions, the Deed of Trust allows for the creation of Special Voting Units which will enable the Trust to provide voting rights to holders of exchangeable securities that may be issued by the Corporation or other direct or indirect subsidiaries of the Trust in connection with exchangeable share transactions.

An unlimited number of Special Voting Units may be created and issued pursuant to the Deed of Trust. Holders of Special Voting Units shall not be entitled to any distributions of any nature whatsoever from the Trust and shall be entitled to such number of votes at meetings of Unitholders as may be prescribed by the Trustee or the Board of Directors in the resolution authorizing the issuance of any Special Voting Units. Except for the right to vote at meetings of the Unitholders, the Special Voting Units shall not confer upon the holders thereof any other rights.

Exchange Right

Holders of Subordinated Units will have the right to convert into Trust Units on a one-for-one basis at any time after (and the subordination provisions will only apply until) the end of the first fiscal year ending on or after December 31, 2008 where the Trust has earned EBITDA (derived from audited financial statements) of at least $47 million (the "EBITDA Target") and the Trust has paid distributions of at least $1.20 per Trust Unit (the "Distribution Target") for such fiscal year. For the purposes of the subordination provisions, EBITDA will be calculated and adjusted in a manner consistent with the definition of EBITDA set forth in this prospectus. See "Non-GAAP Measures".

Approvals

All Trust Unit Veto Matters (as defined below) and Subordinated Unit Veto Matters (as defined below) must be approved by a special resolution and by 66⅔% of the holders of Trust Units or Subordinated Units, as applicable, voted in respect of the matter.

A "**Trust Unit Veto Matter**" means a proposal to implement any of the following: (i) adding, changing or removing the rights, privileges, restrictions or conditions attaching to the Trust Units; unless such proposal makes a similar addition, change or removal to the rights, privileges, restrictions or conditions attaching to the Subordinated Units; and (ii) amending the Deed of Trust in any manner materially adverse to a holder of Trust Units that is not similarly adverse to a holder of Subordinated Units.

A "**Subordinated Unit Veto Matter**" means a proposal to implement any of the following: (i) adding, changing or removing the rights, privileges, restrictions or conditions attaching to the Subordinated Units; unless such proposal makes a similar addition, change or removal to the rights, privileges, restrictions or conditions attaching to the Trust Units; and (ii) amending the Deed of Trust in any manner materially adverse to a holder of Subordinated Units that is not similarly adverse to a holder of Trust Units.

The Deed of Trust will also provide that the Trust will not, subject to certain exceptions: (a) issue or distribute additional Trust Units or rights to subscribe therefore or other property or assets to all or substantially all of the holders of Trust Units, nor subdivide, reduce, consolidate, reclassify or otherwise change the rights, privileges or other terms of the Trust Units, unless the same or an equivalent distribution on, or change to, the Subordinated Units (or in the rights of the holders thereof) is made simultaneously; or (b) issue or distribute additional Subordinated Units or rights to subscribe therefore or other property or assets to all or substantially all of the holders of Subordinated Units, nor subdivide, reduce, consolidate, reclassify or otherwise change the rights, privileges or

other terms of the Subordinated Units, unless the same or an equivalent distribution on, or change to the Trust Units (or in the rights of the holders thereof) is made simultaneously.

The Trust Units are not "deposits" within the meaning of the *Canada Deposit Insurance Corporation Act* (Canada) and are not insured under the provisions of that Act or any other legislation. Furthermore, the Trust is not a trust company and, accordingly, is not registered under any trust and loan company legislation as it does not carry on or intend to carry on the business of a trust company.

Unitholder Limited Liability

The Deed of Trust provides that no Unitholder, in its capacity as such, shall incur or be subject to any liability, direct or indirect, absolute or contingent, in contract or in tort or of any other kind to any Person in connection with: (i) the Trust Assets or the ownership, use, operation, acquisition or disposition thereof or exercise or enjoyment of the rights, privileges, conditions or benefits attached thereto, associated therewith or derived therefrom; (ii) the obligations or the activities or affairs of the Trust; (iii) any actual or alleged act or omission of the Trustee or by any other Person in respect of the activities or affairs of the Trust (whether or not authorized by or pursuant to the Deed of Trust); (iv) any act or omission of the Trustee or any other Person in the performance or exercise, or purported or attempted performance or exercise, of any obligation, power, discretion or authority conferred upon the Trustee or such other Person in respect of the activities or affairs of the Trust (whether or not authorized by or pursuant to the Deed of Trust); (v) any transaction entered into by the Trustee or by any other Person in respect of the activities or affairs of the Trust (whether or not authorized by or pursuant to the Deed of Trust); or (vi) except as provided in the Deed of Trust, any taxes, levies, imposts or charges or fines, penalties or interest in respect thereof payable by the Trust or by the Trustee or by any other Person on behalf of or in connection with the activities or affairs of the Trust. The Deed of Trust also provides that no Unitholder, in its capacity as a Unitholder, shall be liable to indemnify the Trustee or any other person with respect to any liabilities of the Trust. Notwithstanding the foregoing, to the extent that any Unitholder, in its capacity as such, is found by a court of competent jurisdiction to be subject to or liable in respect of any such liability, the Deed of Trust provides that such liability shall be enforceable only against, and shall be satisfied only out of, that Unitholder's share of the Trust Assets represented by its Units.

The Deed of Trust further provides that all contracts signed by or on behalf of the Trust shall include a provision to the effect that such obligation will not be binding upon Unitholders personally. Notwithstanding the terms of the Deed of Trust, Unitholders may not be protected from liabilities of the Trust to the same extent a shareholder is protected from the liabilities of a corporation. Personal liability may also arise in respect of claims against the Trust (to the extent that claims are not satisfied by the Trust) that do not arise under contracts, including claims in tort, claims for taxes and possibly certain other statutory liabilities. The possibility of any personal liability to Unitholders of this nature arising is considered remote. In addition, the *Income Trust Liability Act* (Alberta) (the "ITLA") provides that the beneficiary of a trust that is (a) created by a trust instrument governed by the laws of Alberta, and (b) a reporting issuer, as defined in the *Securities Act* (Alberta), is not liable as a beneficiary for any act, default, obligation or liability of the Trust or any of its trustees.

Issuance of Units

The Deed of Trust provides that Units including installment receipts, subscription receipts, rights, warrants, special warrants or options to subscribe for Units or debt instruments that are convertible into or exchangeable for Units, may be created and issued on such terms and conditions and at such time or times as the Trustee or the Board of Directors may determine.

Cash Distributions

Subject to the subordination of the Subordinated Units the Trustee shall, upon the recommendation of the General Partner, on or before each Distribution Record Date, declare payable to the Unitholders of record on such Distribution Record Date, all of the Distributable Cash of the Trust for the Distribution Period. The proportionate share of each Unit of the amount of such Distributable Cash shall be determined by dividing such amount by the number of issued and outstanding Units on such Distribution Record Date. In addition, the Trustee may, upon the recommendation of the General Partner, declare to be payable and make distributions to Unitholders, from time to time, out of the income of the Trust, net realized capital gains, the capital of the Trust or otherwise.

The initial cash distribution for the period from the Closing Date to August 31, 2006 will be paid to Unitholders of record on August 31, 2006 and is expected to be paid on September 15, 2006. Thereafter, it is expected that Distributions will be made on the 15th day of each month to Unitholders of record on the immediately preceding Distribution Record Date.

Redemption Right

Each Unitholder is entitled to require the Trust to redeem, at any time and from time to time, at the demand of the Unitholder, all or any part of the Units registered in the name of the Unitholder, upon delivery to the Trust of the certificate or certificates representing such Units, accompanied by a duly completed and properly executed notice requiring redemption. If a global unit certificate has been issued by the Trust, notice must also be provided to the Canadian Depository for Securities Limited. Upon receipt by the Trust of the notice to redeem Units, the holder thereof shall cease to have any rights with respect to the Units tendered for redemption other than to receive a price per Unit equal to:

(a) in the case of a Trust Unit, the lesser of: (i) 95% of the "market price" of the Units on the principal exchange or market on which the Trust Units are quoted for trading during the 10 consecutive trading day period ending on the trading day immediately prior to the date on which the Units are tendered for redemption; and (ii) 100% of the "closing market price" on the principal exchange or market on which the Trust Units are quoted for trading on the date that the Trust Units are so tendered for redemption (the "Cash Redemption Price"); and

(b) in the case of a Subordinated Unit (i) prior to the date the holders of Subordinated Units have the right to convert to Trust Units, a portion of the Cash Redemption Price in respect of such Subordinated Unit (the "Subordinated Redemption Price") calculated pursuant to the following formula:

$$SRP=R*A/B$$

SRP means the Subordinated Redemption Price.

R = the Cash Redemption Price (determined as if the Subordinated unit was a Trust Unit);

A = the number of quarters in which the Trust has met the quarterly EBITDA Target and Distribution Target while the Subordinated Units have been outstanding;

B = for the period from the Closing Date until December 31, 2008: 10; and

for the period after December 31, 2008: 10 plus the number that is 4 multiplied by the number of completed fiscal years after December 31, 2007,

provided that if A = nil or the Subordinated Redemption Price as calculated above would be less than $3.00, the Subordinated Redemption Price shall be the lesser of $3.00 and the Cash Redemption Price; and (ii) following the date the holders of Subordinated Units have the right to convert to Trust Units, the Cash Redemption Price.

For the purposes of this calculation, "market price" will be an amount equal to the simple average of the closing price of the Trust Units on the principal exchange or market on which the Trust Units are listed and posted for trading for each of the trading days on which there was a closing price; provided that, if the applicable exchange or market does not provide a closing price; but only provides the highest and lowest prices of the Trust Units traded on a particular day, the market price shall be an amount equal to the simple average of the highest and lowest prices for each of the trading days on which there was a trade; provided further that if there was trading on the applicable exchange or market for fewer than five of the 10 trading days, the "market price" shall be the simple average of the following prices established for each of the 10 trading days: the average of the last bid and last ask prices for each day on which there was no trading; the closing price of the Trust Units for each day that there was trading if the exchange or market provides a closing price; and the average of the highest and lowest prices of the Trust Units for each day that there was trading, if the exchange or market provides only the highest and lowest prices of Trust Units

traded on a particular day; and provided further that if, in the opinion of the Board of Directors, the trading activity of the Trust Units for the relevant period does not result in a trading price that represents the fair market value of a Trust Unit, the "market price" shall be an amount determined by the General Partner in good faith in its sole discretion and provided further that any such determination by the General Partner shall be conclusive and binding. The "closing market price" shall be an amount equal to the closing price of a Trust Unit on the applicable exchange or market if there was a trade on that date and the applicable exchange or market provides a closing price; an amount equal to the simple average of the highest and lowest trading prices of a Trust Unit if there was trading and the exchange or other market provides only the highest and lowest prices of a Trust Unit traded on a particular day; or the simple average of the last bid and last ask prices if there was no trading on the specified date.

The Cash Redemption Price or Subordinated Redemption Price payable in respect of any Units surrendered for redemption during any calendar month shall be paid by cheque no later than the last day of the calendar month following the month in which the Units were surrendered for redemption. The entitlement of Unitholders to receive a cheque upon the redemption of their Units is subject to the limitation that the total amount payable by the Trust in respect of such Units and all other Units tendered for redemption in the same calendar month shall not exceed $100,000 provided that, the Trustee may, in its sole discretion, waive such limitation in respect of any calendar month. If this limitation is not so waived, the Cash Redemption Price and Subordinated Redemption Price payable in respect of Units tendered for redemption in such calendar month shall be paid on the last day of the calendar month following such month as follows: (i) firstly, a cash payment by the Trust to the extent applicable; and (ii) secondly, by a distribution of Series 2 Business Notes in a principal amount equal to the remainder.

The entitlement of each Unitholder to require the Trust to redeem Units for cash will not be applicable to Units tendered for redemption where at the time the Trust Units are tendered for redemption, the outstanding Trust Units are not listed on any exchange or market which the General Partner considers in its sole discretion, provides representative fair market value prices for the Units or the normal trading of the outstanding Units is suspended or halted on the redemption date or for more than five trading days during the 10 consecutive trading day period ending on the trading day immediately prior to the redemption date.

It is anticipated that this redemption right will not be the primary mechanism for holders of Units to dispose of their Units. Securities held by the Trust which may be distributed in specie to Unitholders in connection with a redemption will not be listed on any stock exchange and no market is expected to develop in such securities. Securities held by the Trust may not be qualified investments for trusts governed by Plans.

Non-Resident Unitholders

At no time may Non-Residents be the beneficial owners of more than 49% of the Units, on a basic and fully-diluted basis, then outstanding. The Trustee or the General Partner may require declarations as to the jurisdictions in which beneficial owners of Units are resident. If the Trustee or the General Partner becomes aware that the beneficial owners of 49% of the Units (or rights to acquire Units) then outstanding are, or may be, Non-Residents or that such a situation is imminent, the Trustee or the General Partner may make a public announcement thereof and shall not accept a subscription for Units from or issue or register a transfer of Units to a Person unless the Person provides a declaration that the Person is not a Non-Resident. If, notwithstanding the foregoing, the Trustee or the General Partner determines that more than 49% of the Units are held by Non-Residents, the Trustee or the General Partner may send a notice to Non-Resident holders of Units, chosen in inverse order to the order of acquisition or registration or in such other manner as the Trustee or the General Partner may consider equitable and practicable, requiring such Non-Resident holders to sell their Units or a specified portion thereof within a specified period of not more than 60 days. If the Unitholders receiving such notice have not sold the specified number of Units or provided the Trustee or the General Partner with satisfactory evidence that they are not Non-Residents within such period, the Trustee may, on recommendation of the General Partner on behalf of such Unitholders, cause such Units to be sold and, in the interim, shall suspend the voting and distribution rights attached to such Units. Upon such sale, the affected Unitholders shall cease to be holders of the relevant Units and their rights shall be limited to receiving the net proceeds of sale upon surrender of the certificates representing such Units. No liability shall accrue to the Trust, the Trustee or the General Partner if the Units of Non-Resident Unitholders are sold at a loss to such Unitholder. Notwithstanding the foregoing, the Trustee and the General Partner, as the case may be, shall not enforce such restriction if a legal opinion, advanced tax ruling, Department of Finance comfort letter or any combination thereof has been received and based on such opinion and/or documentation the Trustee

and/or the General Partner, as the case may be, is of the view, acting reasonably, that the failure to enforce such provisions will not result in the Trust ceasing to be a "mutual fund trust" for the purposes of the Tax Act.

Meetings of Unitholders

The Deed of Trust provides that annual meetings of Unitholders shall be called, commencing in 2006, on or before June 30 in each year or otherwise as required by applicable laws, at a time and at a place in Canada set by the General Partner. The business transacted at such meetings shall include the presentation of the consolidated audited financial statements of the Trust for the immediately preceding fiscal year, the authorizing and directing the passing of a Trust for the election of Directors for the ensuing year, the appointment of the auditors of the Trust for the ensuing year and the transaction of such other business as may be properly brought before the meeting.

A meeting of Unitholders may be convened at any time and for any purpose by the Trustee and must be convened, except in certain circumstances, upon a written request of the holders of not less than 5% of the Units then outstanding and entitled to be voted. A requisition must, among other things, specify in reasonable detail the purpose or purposes for which the meeting is to be called.

Unitholders may attend and vote at all meetings of voting Unitholders either in person or by proxy and a proxyholder need not be a Unitholder. Two or more individuals present in person either holding personally or representing as proxies not less in aggregate than 5% of the outstanding Units shall constitute a quorum for the transaction of business at all such meetings.

The Deed of Trust contains provisions as to the notice required and other procedures with respect to the calling and holding of meetings of Unitholders in accordance with the requirements of applicable laws.

Reporting to Trust Unitholders

The financial statements of the Trust will be audited annually by an independent recognized firm of chartered accountants which has an office in Canada. The consolidated audited financial statements of the Trust, together with the comparative consolidated financial statements for the preceding year, if any, and the report of the auditors, will be mailed by the Trustee to Unitholders at least 21 days prior to the date of each annual meeting of Unitholders and, in any event, on or before any earlier date prescribed by applicable securities laws. The unaudited quarterly consolidated financial statements of the Trust for each fiscal quarter, together with comparative consolidated financial statements for the same fiscal quarter in the preceding fiscal year, if any, will be mailed by the Trustee to Unitholders within 45 days after the end of such fiscal quarter and, in any event, on or before any earlier date prescribed by applicable securities laws. The year-end of the Trust shall be December 31.

The Trust will be subject to the continuous disclosure obligations under all applicable securities laws.

Takeover Bids

The Deed of Trust contains provisions to the effect that if a takeover bid is made for the Units and not less than 90% of the Units (other than Units held at the date of the takeover bid by or on behalf of the offeror or associates or affiliates of the offeror) are taken up and paid for by the offeror, the offeror will be entitled to acquire the Units held by Trust Unitholders who did not accept the takeover bid on the terms offered by the offeror.

The Trustee

Valiant Trust Company is the initial trustee of the Trust. The Trustee is responsible for, among other things, accepting subscriptions for Units and issuing Units pursuant thereto and maintaining the books and records of the Trust and providing timely reports to Unitholders. The Deed of Trust provides that the Trustee shall exercise its powers and carry out its functions thereunder as Trustee honestly and in good faith with a view to the best interests of the Trust and the Unitholders and, in connection therewith, shall exercise the degree of care, diligence and skill that a reasonably prudent person would exercise in comparable circumstances.

The Trustee may resign on giving not less than 90 days' notice in writing to the General Partner (or such shorter notice as the General Partner may agree to). The Trustee may also be removed by ordinary resolution of the Unitholders. Such resignation or removal shall not become effective until (a) the approval by ordinary resolution at a meeting of Unitholders called for that purpose, (b) the appointment of, and acceptance of such appointment by, a new Trustee in the place of the resigning Trustee or the Trustee to be removed, and (c) an assumption by the new Trustee of all obligations of the Trustee related thereto in the same capacities as the resigning Trustee or the Trustee to be removed.

Delegation of Authority, Administration and Trust Governance

The Trust will not be managed by a third party manager. The Trust will be managed by the management of the General Partner. The Trustee, on behalf of the Trust, has entered into the Administration Agreement pursuant to which the General Partner will provide certain administrative services and facilities to the Trust.

The Trustee may grant broad discretion to the General Partner to administer and manage the day-to-day operations of the Trust, to act as agent for the Trust, to execute documents on behalf of the Trust and to make executive decisions for and on behalf of the Trust.

Liability of the Trustee

Neither the Trustee nor any of its directors, officers, employees, shareholders or agents shall be liable to any Unitholder for any action taken or not taken in good faith in reliance on any documents that are, *prima facie*, properly executed; and depreciation of, or loss to, the Trust incurred by reason of the sale of any asset; the loss or disposition of monies or securities; or any other action or failure to act including, without limitation, the failure to compel in any way any former trustee to redress any breach of trust or any failure by the General Partner or any other Person to perform the duties delegated to it under the Deed of Trust or under the Administration Agreement or any failure by the General Partner to pay monies owed to the Trust, unless and to the extent such liabilities arise principally and directly the gross negligence, wilful default or fraud of the Trustee or any of its directors, officers, employees, shareholders or agents or a breach by the Trustee of a restriction of the powers granted to it under the Deed of Trust. If the Trustee has retained an appropriate expert, advisor or legal counsel with respect to any matter connected with its duties under the Deed of Trust, the Trustee may act or refuse to act (provided it is done in good faith) based on the advice of such expert, advisor or legal counsel, and the Trustee shall not be liable for any action or refusal to act based on the advice of any such expert, advisor or legal counsel that it is reasonable to conclude is within the expertise of such expert, advisor or legal counsel to give. In the exercise of the powers, authorities or discretion conferred upon the Trustee under the Deed of Trust, the Trustee is and shall be conclusively deemed to be acting as trustee of the Trust Assets and shall not be subject to any personal liability for any debts, liabilities, obligations, claims, demands, judgments, costs, charges or expenses against or with respect to the Trust. In addition, the Deed of Trust contains other customary provisions limiting the liability of the Trustee.

Amendments to the Deed of Trust

The Deed of Trust may be amended or altered from time to time by special resolution of the Unitholders, provided that the Trustee may, without the consent, approval or ratification of any of the Unitholders or any other Person, amend the Deed of Trust prior to the Closing Date or at any time thereafter for the purpose of:

(a) ensuring the Trust's continuing compliance with applicable laws (including the Tax Act), regulations, requirements or policies of any governmental agency or authority having jurisdiction over the Trustee or the Trust;

(b) making amendments which, in the opinion of the Trustee, provides additional protection or added benefits for the Unitholders;

(c) removing any conflicts or inconsistencies in the Deed of Trust or making minor changes or corrections including the correction or rectification of any ambiguities, defective provisions, errors, mistakes or omissions, which are, in the opinion of the Trustee, necessary or desirable and not prejudicial to the Unitholders;

(d) making amendments which, in the opinion of the Trustee, are necessary or desirable in the interests of the Unitholders as a result of changes in taxation laws or policies of any governmental agency or authority having jurisdiction over the Trustee or the Trust;

(e) for any purpose (except one in respect of which a vote by Unitholders is specifically otherwise required) if the Trustee is of the opinion that the amendment is not prejudicial to Unitholders and is necessary or desirable; or

(f) to provide for the electronic delivery by the Trust to the Unitholders of documents relating to the Trust (including annual and quarterly reports and financial statements and proxy-related materials) in accordance with applicable laws from time to time,

but, notwithstanding the foregoing, no such amendment shall be adopted which causes the Trust to fail to qualify as a "mutual fund trust" under the Tax Act, without the consent of the Unitholders given as set out above. In addition, no such amendment shall modify the right to one vote per Unit or reduce the undivided interest in the Trust Assets represented by any Unit without the consent of the holder of such Unit and no amendment shall reduce the percentage of votes required to be cast at a meeting of the Unitholders for the purpose of amending the Deed of Trust or altering the acquisition provisions of the Deed of Trust without the unanimous consent of the Unitholders.

Termination of the Trust

The Unitholders may vote to terminate the Trust by special resolution at any meeting of the Unitholders duly called for that purpose.

Unless the Trust is earlier terminated by vote of the Unitholders, the Trust shall continue for a term ending 21 years after the date of death of the last surviving issue of Her Majesty, Queen Elizabeth II, alive on July 6, 2006. In the event that the Trust is wound-up, the Trustee will sell and convert into money all Trust Assets in one transaction or in a series of transactions at public or private sales and do all other acts appropriate to liquidate the Trust, and shall in all respects act in accordance with the directions, if any, of the Unitholders. If the Trustee is unable to sell all or any of the securities or other assets comprising the Trust Assets by the date set for termination, the Trustee may distribute the remaining securities or assets directly to the Unitholders. After paying, retiring or discharging or making provision for the payment, retirement or discharge of all known liabilities and obligations of the Trust and providing for indemnity against any other outstanding liabilities and obligations, the Trustee shall distribute the remaining part of the proceeds of the sale of the securities and other assets together with any cash forming part of the Trust Assets among the Unitholders in accordance with their pro rata share.

Restrictions on Trustee's Powers

The Trustee may not under any circumstances whatsoever authorize:

(a) any amalgamation, arrangement or other merger of the Petrowest Business Trust, the Business Trustee, the General Partner or Acquisitionco or any subsidiary thereof with any other Person, other than any amalgamation, arrangement or other merger of the General Partner with one or more direct or indirect wholly-owned subsidiaries of the Trust or in conjunction with an internal reorganization with an affiliate or subsidiary of the General Partner;

(b) any sale or disposition of any common shares of the General Partner or Business Notes held by the Trust or any other sale, lease or exchange of all or substantially all of the Trust Assets, except pursuant to an *in specie* redemption, pursuant to any security granted under the Deed of Trust, pursuant to any internal reorganization as a result of which the Trust has the same interest, whether direct or indirect, in the assets of the trust as the interest, whether direct or indirect, that it had prior to the reorganization or where any such sale, lease or exchange is effected between or among the Trust and any one or more of:

    (i) the General Partner;

(ii) any other corporation, partnership, firm or other form of entity or organization that is directly or indirectly wholly-owned by the Trust;

(iii) any trust or trusts, the sole beneficiaries of which are the Trust and/or any of the Persons referred to above; and

(iv) any partnership, the only partners of which are Persons referred to above;

(c) any sale, lease or exchange of all or substantially all of the assets of the General Partner or any subsidiary thereof, except pursuant to any security granted by the General Partner or the Partnerships, pursuant to any internal reorganization with an affiliate or subsidiary of the General Partner or the Partnerships, or where any such sale, lease or exchange is effected between or among any one or more of:

(i) the Trust;

(ii) the General Partner;

(iii) any other corporation, partnership, firm or other form of entity or organization that is directly or indirectly wholly-owned by the Trust;

(iv) any trust or trusts, the sole beneficiaries of which are the Trust and/or any of the Persons referred to above; and

(v) any partnership, the only partners of which are Persons referred to above;

(d) any amendment to the articles of the General Partner to change its authorized share capital or otherwise amend its constating documents in a manner which may be prejudicial to the Trust;

(e) for so long as there are any Subordinated Units outstanding, the issuance and distribution of additional Trust Units or rights to subscribe therefor or other property or assets to all or substantially all of the holders of Trust Units, or the subdivision, reduction, consolidation, reclassification of, or other change to, the rights, privileges or other terms of the Trust Units, unless the same or an equivalent distribution on, or change to the Subordinated Units (or in the rights of the holders thereof) is made simultaneously; or

(f) for so long as there are any Trust Units outstanding, the issuance and distribution of additional Subordinated Units or rights to subscribe therefor or other property or assets to all or substantially all of the Subordinated Unitholders, or the subdivision, reduction, consolidation, reclassification of, or other change to, the rights, privileges or other terms of the Subordinated Units, unless the same or an equivalent distribution on, or change to the Trust Units (or in the rights of the holders thereof) is made simultaneously;

in each case, without the approval of the Unitholders by special resolution at a meeting of Unitholders called for that purpose.

DESCRIPTION OF PETROWEST BUSINESS TRUST

The Business Deed of Trust will contain provisions substantially similar to those of the Trust Deed. The principal differences between the Petrowest Business Trust Deed and the Trust Deed will be those described below. The description below is a summary and is qualified entirely by the complete provisions of the Petrowest Business Trust Deed. A copy of the Petrowest Business Trust Deed will be available via the internet at www.sedar.com.

General

Petrowest Business Trust, when created, will be an unincorporated, open-ended, limited purpose mutual fund trust established under and governed by the laws of the Province of Alberta pursuant to the Business Deed of Trust. It will be a limited purpose trust and its activities will be restricted to, among other things:

(a) participating in the Concurrent Acquisitions;

(b) acquiring, investing in, holding, transferring, disposing of and otherwise dealing with, directly or indirectly, in any of securities issued by the Partnerships including investing in securities of the Partnerships' subsidiaries and borrowing funds for that purpose;

(c) investing in any other securities and in any other investments as the General Partner or Business Trustee may determine and borrowing funds for that purpose;

(d) temporarily holding cash in interest bearing accounts and short-term investments for the purposes of making investments, paying the expenses and the liabilities of the Petrowest Business Trust, paying amounts payable by the Petrowest Business Trust in connection with the redemption of any Business Units or other securities of the Petrowest Business Trust and making distributions to holders of Business Units;

(e) issuing Business Units or securities convertible into or exchangeable for Business Units for the purpose of obtaining funds to conduct any of the activities of the Petrowest Business Trust, completing any acquisition of securities or any other assets for the benefit of the Petrowest Business Trust;

(f) issuing debt securities, including the Business Notes, provided recourse shall be limited to the assets of the Petrowest Business Trust (including debt securities convertible into or exchangeable for Petrowest Business Trust Units or other securities of the Petrowest Business Trust) or otherwise borrowing and mortgaging, pledging, charging, granting a security interest in or otherwise encumbering any of the assets of the Petrowest Business Trust as security;

(g) guaranteeing (as guarantor, surety or co-principal obligor) the payment of any indebtedness, liability or obligation of the Partnerships or the General Partner, or any of their direct or indirect subsidiaries, and mortgaging, pledging, charging, granting a security interest in or otherwise encumbering all or any part of the assets of the Petrowest Business Trust, including securities issued by the Partnership or the General Partner or any direct or indirect subsidiary, as security for that guarantee;

(h) disposing of any part of the assets of the Petrowest Business Trust;

(i) repurchasing, redeeming or otherwise acquiring securities of the Petrowest Business Trust, including pursuant to any issuer bid made by the Petrowest Business Trust;

(j) satisfying the obligations, liabilities or indebtedness of the Petrowest Business Trust;

(k) performing all acts necessary, incidental, ancillary or related to any of the foregoing; and

(l) undertaking such other activities or taking such other actions to conduct the business of the Petrowest Business Trust as shall be approved by the Business Trustee from time to time.

As at the date of this prospectus, the Petrowest Business Trust does not intend to hold securities of any entities other than shares of Acquisitionco and the General Partner and partnership interests in the Partnerships, except in connection with its short-term cash management.

Exercise of Voting Rights Attached to Common Shares of the General Partner

The Business Deed of Trust provides that Unitholders will be entitled to pass a resolution directing the Business Trustee as to the persons to be elected to the Board of Directors for the ensuing year.

Restrictions on the Powers of the Trustee of Petrowest Business Trust

The Petrowest Business Trust Deed states that the Business Trustee may not, without approval by special resolution of the holders of Business Units, authorize or vote the securities held by it to authorize:

(a) any amalgamation, arrangement or other merger of the General Partner, Acquisitionco or the Partnerships with any other Person, except with one or more direct or indirect wholly-owned subsidiaries of the Petrowest Business Trust or the Trust or in conjunction with an internal reorganization with an affiliate or subsidiary of the Partnerships or the Petrowest Business Trust;

(b) the winding-up or dissolution of the Partnerships prior to the end of the term of the Petrowest Business Trust, except in conjunction with an internal reorganization with an affiliate or subsidiary of the Partnerships or the Petrowest Business Trust; or

(c) any sale, lease or exchange of all or substantially all of the assets of the assets of the Petrowest Business Trust, except pursuant to any security granted by the Petrowest Business Trust, except pursuant to any internal reorganization of the direct or indirect assets of the Petrowest Business Trust as a result of which the Petrowest Business Trust has the same interest, whether direct or indirect, in the assets as the interest, whether direct or indirect, that it had prior to the reorganization or where any such sale, lease or exchange is effected between or among the Petrowest Business Trust and any one or more of:

(i) the Trust;

(ii) the Partnerships;

(iii) any other corporation, partnership, firm or other form of entity or organization that is directly or indirectly wholly-owned by the Petrowest Business Trust or the Trust;

(iv) any trust or trusts, the sole beneficiaries of which are the Trust and/or any of the Persons referred to in (i) through (iii) above; and

(v) any partnership, the only partners of which are Persons referred to in (i) through (iv) above; or

(d) any sale, lease or exchange of all or substantially all of the assets of the Partnerships except pursuant to any security granted by the Partnerships, except pursuant to any internal reorganization with an affiliate or subsidiary of the Trust, the Petrowest Business Trust or the Partnerships, or where any such sale, lease or exchange is effected between or among any one or more of:

(i) the Trust;

(ii) the Petrowest Business Trust;

(iii) the Partnerships;

(iv) any other corporation, partnership, firm or other form of entity or organization that is directly or indirectly wholly-owned by the Trust, the Petrowest Business Trust or the Partnerships;

(v) any trust or trusts, the sole beneficiaries of which are the Petrowest Business Trust and/or any of the Persons referred to in (i) through (iv); and

(vi) any partnership, the only partners of which are Persons referred to in (i) through (v) above.

Redemption Right

The Business Units will be redeemable at any time on demand by the holders thereof upon delivery to the Petrowest Business Trust of a duly completed and properly executed notice requiring the Petrowest Business Trust to redeem the Business Units, in a form reasonably acceptable to the Business Trustee, together with the certificates representing the Business Units to be redeemed and written instructions as to the number of Business Units to be redeemed. Upon tender of Business Units by a holder thereof for redemption, the holder of the Business Units tendered for redemption will no longer have any rights with respect to such Business Units other than the right to receive the redemption price for such Business Units. The redemption price for each Business Unit tendered for redemption will be equal to:

$$\frac{(A \times B) - C}{D}$$

Where:

A = the cash redemption price per Unit calculated as of the close of business on the Redemption Date in accordance with the terms of the Deed of Trust;

B = the aggregate number of Units outstanding as of the close of business on the Redemption Date;

C = the aggregate unpaid principal amount and accrued interest thereon of the Business Notes and any other indebtedness of the Petrowest Business Trust held by or owed to the Trust and the fair market value of any other assets or investments held by the Trust (other than Business Notes or Business Units) as of the close of business on the Redemption Date; and

D = the aggregate number of Business Units outstanding held by the Unitholders as of the close of business on the Redemption Date.

The Business Trustee will also be entitled to call for redemption, at any time, all or part of the outstanding Business Units registered in the name of the holders thereof other than the initial unit of the Petrowest Business Trust at the same redemption price as described above for each Petrowest Business Trust Unit called for redemption, calculated with reference to the date the Business Trustee approved the redemption of Business Units.

Distributions

The Petrowest Business Trust intends to make monthly cash distributions to the Trust of its available cash, after satisfaction of its interest obligations, if any, and less any estimated cash amounts required for costs, expenses, liabilities, obligations or other amounts of the Petrowest Business Trust, any cash redemptions or repurchases of Business Units, Business Notes or other securities of the Petrowest Business Trust, amounts retained to comply with limits or restrictions in loan agreements, allowances for contingencies in working capital, investments or acquisitions, and income tax liability. Such distributions will be paid on or before the 15th day of the month following the end of the distribution paid and are intended to be received by the Trust prior to its related cash distribution to Trust Unitholders.

The distribution declared in respect of the month ending December 31 in each year will include such amount in respect of the taxable income and net realized capital gains, if any, of the Petrowest Business Trust for such year as is necessary to ensure that the Petrowest Business Trust will not be liable for ordinary income taxes under the Tax Act in such year.

If the Business Trustee determines that the Petrowest Business Trust does not have cash in an amount sufficient to make payment of the full amount of any distribution, the payment may include the issuance of additional Business Units having a value equal to the difference between the amount of such distribution and the

amount of cash which has been determined by the trustee, to be available for the payment of such distribution. The value of each Petrowest Business Trust Unit so issued will be the redemption price thereof.

Any Business Units transferred to Unitholders pursuant to a distribution in specie may be subject to resale and transfer restrictions and cannot be resold or transferred except as permitted by applicable securities law.

Business Notes

The following is a summary of the material attributes and characteristics of the Business Notes which will be issued by the Petrowest Business Trust under the Note Indenture. This summary is qualified in its entirety by reference to the provisions of the Note Indenture which contains a complete statement of those attributes and characteristics.

Business Notes will be issuable in Canadian currency. Business Notes are issuable in denominations of $100 and integral multiples of $100. No fractional Business Notes will be issued or distributed and where the number of Business Notes to be received by a Unitholder includes a fraction, such number shall be rounded to the next lowest whole number.

Series 2 Business Notes will be reserved by the Petrowest Business Trust to be issued exclusively to holders of Units as full or partial payment of the redemption price of Units, as the Trustees may decide or, in certain circumstances, be obliged to issue. Series 3 Business Notes will be reserved by the Petrowest Business Trust to be issued exclusively as full or partial payment of the redemption price of Series 1 Business Notes.

Interest and Maturity

The Series 1 Business Notes to be issued at Closing will be payable on demand, will mature on the 10th anniversary of the date of issuance and will bear a fixed rate of interest, payable monthly in arrears on the 10th day of each calendar month that such Series 1 Business Notes are outstanding. Each Series 2 Note will mature on a date which is no later than the first anniversary of the date of issuance thereof and bear interest at a market rate to be determined by the Business Trustee at the time of issuance thereof, payable monthly in arrears on the 10th day of each calendar month that such Series 2 Note is outstanding. Each Series 3 Note will mature on the same date as the Series 1 Business Notes and bear interest at a market rate to be determined by the Business Trustee at the time of issuance thereof, payable monthly in arrears on the 10th day of each calendar month that such Series 3 Note is outstanding.

Payment upon Maturity

On maturity, the Petrowest Business Trust will repay the Business Notes by paying to the trustee under the Note Indenture in cash an amount equal to the principal amount of the outstanding Business Notes which have then matured, together with accrued and unpaid interest thereon.

Redemption

The Business Notes will be redeemable in whole or in part (at a redemption price equal to the principal amount thereof plus accrued and unpaid interest, if any, payable in cash or, in the case of a redemption of Series 1 Business Notes on an *in specie* payment of the Redemption Price, in Series 3 Business Notes) at the option of the Petrowest Business Trust prior to maturity.

Ranking and Postponement

The Business Notes will be direct, unsecured obligations of the Petrowest Business Trust ranking *pari passu* with all other unsecured obligations of the Petrowest Business Trust. Payment of the principal amount and interest on the Business Notes will be postponed in right of payment to the prior payment in full of the principal of and accrued and unpaid interest on, and all other amounts owing in respect of, all senior indebtedness which will be defined as all indebtedness, liabilities and obligations of the Petrowest Business Trust which, by the terms of the instrument creating or evidencing the same, will be expressed to rank in right of payment in priority to the

indebtedness evidenced by the Note Indenture. The Note Indenture provides that upon any distribution of the assets of the Petrowest Business Trust in the event of any dissolution, liquidation, reorganization or other similar proceedings relative to the Petrowest Business Trust, the holders of all such senior indebtedness will be entitled to receive payment in full before the holders of the Business Notes are entitled to receive any payment.

Default

The Note Indenture provides that any of the following shall constitute an event of default:

- default in payment of the principal of the Business Notes when the same becomes due and the continuation of such default for a period of 30 days;
- default in payment of any interest due on any Business Notes and continuation of such default for a period of 90 days;
- default in the observance or performance of any other covenant or condition of the Note Indenture and continuance of such default for a period of 30 days after notice in writing has been given to the Business Trustee specifying such default and requiring the Petrowest Business Trust to rectify the same; and
- certain events of dissolution, liquidation, reorganization or other similar proceedings relative to the Petrowest Business Trust.

The provisions governing an event of default under the Note Indenture and remedies available thereunder do not provide protection to the holders of Business Notes which would be comparable to the provisions generally found in debt securities issued to the public.

DESCRIPTION OF THE PARTNERSHIPS

The following is a summary of the material attributes and characteristics of the Partnerships and the Partnership Agreements, and is qualified in its entirety by the provisions of the Partnership Agreements. A copy of the Partnership Agreements will be available via the internet at www.sedar.com. See "Material Contracts".

General

When created, the Partnerships will be limited partnerships formed under the laws of the Province of Alberta. The General Partner will be the general partner of the Partnership, and Acquisitionco and Petrowest Business Trust will be the only limited partners of the Partnerships. The Partnerships are authorized to issue an unlimited number of Partnership Units. Each Partnership Unit will entitle the holder to the same rights and obligations as a holder of any other Partnership Unit and no limited partner of a Partnership will be entitled to any privilege, priority or preference in relation to any other limited partner of a Partnership. Each limited partner of a Partnership will be entitled to one vote for each Partnership Unit held.

Distributions

The amount of cash or other property distributed, if any, by each of the Partnerships to the partners in respect of any period will be determined by the General Partner. Unless otherwise determined by the General Partner, all cash payments and other distributions made to partners will be made on the basis of (i) a payment to the General Partner in proportion to the General Partner's 0.001% interest; (ii) an amount to Acquisitionco in respect of its Class B Partnership Units; and (iii) the remainder to Petrowest Business Trust in respect of its Class A Partnership Units.

The Partnerships intend to make monthly cash distributions to the partners on or before the 10th day of each calendar month so that they are received by Petrowest Business Trust prior to its related cash distribution to holders of Business Units. The Partnerships may make distributions at any other time that the General Partner determines.

Allocation of Net Income and Losses

Net income, capital gains or income of the Partnerships for tax purposes and all other items of income, gain, proceeds of disposition and recapture of the Partnerships which are allocable for purposes of the Tax Act or any other relevant taxing statute for any fiscal year shall be allocated at the end of each fiscal year of the Partnerships in the following order or priority:

(a) to the General Partner to the extent of cash distributions paid to it in such fiscal year;

(b) to Acquisitionco as the holder of the Class B Partnership Units to the extent of the cash distributions paid to it in such fiscal year;

(c) to Petrowest Business Trust as the holder of the Class A Partnership Units to the extent of the cash distributions paid to it in such fiscal year; and

(d) as to the balance, to the General Partner.

Net losses, capital losses and other losses of the Partnerships for tax purposes and all other items of loss, deduction and credit of the Partnerships which are allocated for purposes of the Tax Act or any other relevant tax statute for any fiscal year shall be allocated to the General Partner.

The fiscal year end of the Partnerships is December 31.

Where a distribution of property other than cash results in income or the allocation of an amount to the partners for the purpose of computing the income, taxable income or loss or other amount of the partners under the Tax Act or other relevant taxing statute, the income or amount shall be allocated to the partner receiving the distribution.

Amendment

The Partnership Agreements may be amended only in writing and with the consent of the limited partners given by a resolution passed by not less than 66⅔% of the votes cast by partners entitled to vote at a duly convened meeting or a resolution in writing by partners entitled to vote who collectively hold not less than 66⅔% of the Partnership Units. Notwithstanding the foregoing, no amendment may be made that would have the effect of reducing a partner's share of the income or assets of the Partnership, reducing the interest in the Partnership of the partners (unless all of the partners consent thereto), changing in any manner any allocation for tax purposes, changing the liability of any limited partner, allowing any limited partner to exercise control over or management of the business of the Partnership, changing the right of a limited partner or the General Partner to vote at any meeting, or changing the Partnership from a limited partnership to a general partnership.

The General Partner may, without prior notice to or consent from any limited partner of the Partnership, amend from time to time any provision of the Partnership Agreement if such amendment is: (a) in the opinion of the General Partner, based on counsel's recommendation, for the protection or benefit of the limited partners or the Partnership or to cure an ambiguity or to correct or supplement any provision contained therein that may be defective or inconsistent with any other provision contained herein, and the amendment does not and will not, in the opinion of the General Partner, materially adversely affect the rights of any limited partner; (b) for the purpose of reflecting the admission, substitution, withdrawal or removal of limited partners in accordance with the Partnership Agreement; (c) a change that, in the sole discretion of the General Partner, is reasonable and necessary or appropriate to qualify or continue the qualification of the Partnership as a limited partnership in which the limited partners have limited liability under applicable legislation; or (d) a change that, in the sole discretion of the General Partner, is reasonable and necessary or appropriate to enable limited partners to take advantage of, or not be detrimentally affected by, changes in the Tax Act or other taxation laws.

DESCRIPTION OF THE GENERAL PARTNER

The General Partner is a corporation incorporated under the ABCA and will, on or before the Closing Date, be a direct wholly owned subsidiary of Petrowest Business Trust. The General Partner is Petrowest Energy Services Ltd. See "The Trust and its Subsidiaries".

The General Partner provides administrative and managerial services to the Trust, and will provide such services to Petrowest Business Trust, pursuant to the Administration Agreement. See "Administration Agreement".

The General Partner, in its capacity as general partner of the Partnerships, is responsible for the management of the Partnerships. See "Description of the Partnerships".

INFORMATION AND REPORTS

The Trust will agree to furnish to Unitholders, in accordance with and subject to applicable securities laws, such consolidated financial statements of the Trust (including quarterly and annual consolidated financial statements) and other reports as are from time to time required by applicable law, including prescribed forms needed for the completion of Unitholders' tax returns under the Tax Act and equivalent provincial legislation. Prior to each meeting of Unitholders, the Trust will provide the Unitholders (along with notice of such meeting) all such information as is required by applicable law and the Deed of Trust to be provided to such holders.

PRINCIPAL UNITHOLDERS

To the best of the knowledge of the Directors, with the exception of the initial unitholder of the Trust, no person directly or indirectly beneficially owns or exercises control or direction over more than 10% of any class or series of voting securities of the Trust as at the date hereof and after giving effect to this offering and the Concurrent Acquisitions.

PLAN OF DISTRIBUTION

Under an agreement dated •, 2006 (the "Underwriting Agreement"), among the Trust, Petrowest Business Trust, the General Partner, the Promoters and the Underwriters, the Trust has agreed to sell • Trust Units and the Underwriters have agreed to purchase, as principal, on the Closing Date, subject to the conditions stipulated in the Underwriting Agreement all but not less than all of such Trust Units at a price of $10.00 per Trust Unit. The Underwriting Agreement provides that the Underwriters will be paid a fee of $0.60 per Trust Unit purchased by the public in consideration for services performed in connection with this offering.

The Trust has granted to the Underwriters the Over-Allotment Option. The Underwriters will be paid a commission of $0.60 per Trust Unit purchased pursuant to the Over-Allotment Option.

There is currently no market through which the Units may be sold. The terms of this offering were established through negotiation between the Trust, the General Partner and the Underwriters.

The obligations of the Underwriters under the Underwriting Agreement are conditional and may be terminated at the discretion of the Underwriters on the basis of their assessment of the state of the financial markets. The Underwriting Agreement provides that the Underwriters may also terminate their obligations thereunder in certain stated circumstances and upon the occurrence of certain stated events. The Underwriters are, however, severally obligated to take up and pay for all offered Trust Units that they have agreed to purchase if any of the Trust Units are purchased under the Underwriting Agreement. The Underwriters may effect transactions intended to stabilize or maintain the price of the Units at levels other than those that might otherwise prevail in the open market. Such activities, if commenced, may be discontinued at any time.

Each of the Trust, Petrowest Business Trust, and the General Partner has agreed to indemnify the Underwriters and their directors, officers, employees and agents against certain liabilities, including, without

restriction, civil liabilities under Canadian provincial and territorial securities legislation, or to contribute to any payments the Underwriters may be required to make in respect thereof.

Subscriptions for Units will be received subject to rejection or allotment in whole or in part, and the right is reserved to close the subscription books at any time without notice.

During a period ending 180 days from the Closing Date, the Trust has agreed not to sell or issue for sale or resale any Units or financial instruments or securities convertible into, or exercisable or exchangeable for, Units or agree to, or announce, any such offer, sale or issuance, without the prior written consent of the Lead Underwriters, which consent may not be unreasonably withheld.

The Units have not been and will not be registered under the U.S. Securities Act or the securities laws of any states in the United States and, subject to certain exemptions, may not be offered or sold or otherwise transferred or disposed of in the United States, its territories, its possessions or other areas subject to its jurisdiction or to, or for the account or benefit of, a U.S. Person, except in accordance with the Underwriting Agreement. The Underwriting Agreement permits the Underwriters to offer and resell the Trust Units they have acquired pursuant to the Underwriting Agreement to certain qualified institutional buyers in the United States, provided that such offers and sales are made in accordance with Rule 144A under the U.S. Securities Act. In addition, the Underwriting Agreement provides that the Underwriters will offer and sell securities outside the United States to any U.S. person only in accordance with Regulation S under the U.S. Securities Act. This prospectus does not constitute an offer to sell or a solicitation of an offer to buy any of the Units offered hereby in the United States. In addition, until 40 days after the commencement of this offering, an offer or sale of Units within the United States by a dealer (whether or not participating in this offering) may violate the registration requirements of the U.S. Securities Act if that offer or sale is made otherwise than in accordance with Rule 144A or in accordance with any other available exemption from registration under the U.S. Securities Act.

The Closing is expected to take place on •, 2006, or on any other date that may be agreed upon by the Trust and Underwriters, but no later than •, 2006.

ESCROWED AND SUBORDINATED SECURITIES

The shareholders of the Acquired Companies will enter into an escrow agreement on the Closing of this offering and the Concurrent Acquisitions (the "Escrow Agreement") pursuant to which Units issued to such shareholders in connection with the acquisition of the Acquired Companies will be placed in escrow. The Promoters will also enter into an escrow agreement on the same terms. In the event that all of the Acquired Companies are acquired upon the terms and conditions specified in the Purchase and Sale Agreements, an aggregate of 14,270,094 Units will be placed in such escrow (being •% of the outstanding Units assuming completion of this offering and all of the Concurrent Acquisitions). Pursuant to the Escrow Agreement, and subject to certain limited exceptions with respect to early release in the event of termination of employment or terminal illness (as determined by the Governance and Compensation Committee), one-quarter of the escrowed securities will be released on the first anniversary of the Closing Date and the remaining escrowed securities will be released on the second anniversary of the Closing Date. In the event that any of the escrowed securities are released within 180 days following the Closing Date, the shareholders of the Acquired Companies will agree not to sell any Units or sell or issue for sale or resale any financial instruments or securities convertible into, or exercisable or exchangeable for, Units or agree to, or announce, any such offer, sale or issuance, without the prior written consent of the Lead Underwriters, which consent may not be unreasonably withheld.

An aggregate of 1,510,000 Subordinated Units will be issued to the Promoters, the vendors of the Acquired Companies and certain other individuals for aggregate proceeds to the Trust of $4,530,000. The distributions in respect of such Subordinated Units are subordinated to the distributions in respect of the trust Units and will be paid by the Trust subsequent to Priority Distributions. See "Description of the Trust – Units" and "Prior Issuances".

PRIOR ISSUANCES

There have been no issuances of Units during the twelve-months preceding the date of this prospectus other than the issuance of one Trust Unit to the initial unitholder of the Trust (the "Initial Unit") in consideration for $10 and the issuance of an aggregate of 1,510,000 Subordinated Units at a price of $3.00 per Subordinated Unit ($4,530,000 in the aggregate to be satisfied by payment of $1.00 in cash and $2.00 by way of a three-year promissory note that will be forgiven over three years if the subscriber remains as a director, officer or employee of Petrowest. Of these Subordinated Units 500,000 were issued to Promoters, 210,000 were issued to Directors and Officers (other than the Promoters) and 800,000 were issued to vendors of the Acquired Companies (other than the Promoters). The Initial Unit will be redeemed immediately following the Closing.

USE OF PROCEEDS

The aggregate gross proceeds of this offering will be $• ($• if the Over-Allotment Option is exercised in full). The estimated net proceeds of this offering, after deducting $• representing fees payable to the Underwriters ($• if the Over-Allotment Option is exercised in full) and the estimated expenses of this offering of approximately $2.0 million will be approximately $• ($• if the Over-Allotment Option is exercised in full). The Trust will use the net proceeds to subscribe for Business Notes and Business Units. Petrowest Business Trust will, in turn, loan $103.3 million received from the Trust to Acquisitionco to fund the cash portion of the base purchase price of the Acquired Companies. The remaining $• million not required to fund the purchase of the Acquired Companies ($• if the Over-Allotment Option is exercised in full) will be used by the Petrowest Business Trust for growth capital ($8.3 million) and working capital ($• million) and, in the interim, to retire certain long-term debt of the Acquired Companies ($•, $• and $• million, respectively, if the Over-Allotment Option is exercised in full).

It is a condition of the Underwriting Agreement that at the time of the Closing of this offering, the Acquisition Condition shall have been satisfied.

CANADIAN FEDERAL INCOME TAX CONSIDERATIONS

In the opinion of Bennett Jones LLP, counsel to the Trust, and Stikeman Elliott LLP, counsel to the Underwriters, the following is, as of the date hereof, a fair and adequate summary of the principal Canadian federal income tax considerations generally applicable under the Tax Act to a Unitholder who acquires Trust Units pursuant to this offering and who, for the purposes of the Tax Act and at all relevant times, is resident in Canada, deals at arm's length with and is not affiliated with the Trust and holds the Trust Units as capital property. Generally, Trust Units will be considered to be capital property to a Unitholder provided that the Unitholder does not hold the Trust Units in the course of carrying on a business and has not acquired them in one or more transactions considered to be an adventure or concern in the nature of trade. Certain Unitholders who might not otherwise be considered to hold their Trust Units as capital property may, in certain circumstances, be entitled to have them treated as capital property by making the irrevocable election permitted by subsection 39(4) of the Tax Act. This summary is not applicable to a Unitholder that is a "financial institution" (as defined in the Tax Act for the purposes of the mark-to-market rules) or a "specified financial institution" or a Unitholder an interest in which is a "tax shelter investment" (all as defined in the Tax Act).

This summary is based upon the provisions of the Tax Act in force as of the date hereof, counsels' understanding of the current published administrative and assessing practices of the Canada Revenue Agency ("CRA") and certificates from the Trust as to certain factual matters. This summary takes into account all specific proposals to amend the Tax Act which have been publicly announced by or on behalf of the Minister of Finance (Canada) prior to the date hereof. There can be no assurance that any tax proposals will be implemented in their current form or at all. This summary does not otherwise take into account or anticipate any changes in law, whether by legislative, governmental or judicial decision or action, and does not take into account provincial, territorial or foreign tax legislation or considerations, which may differ significantly from those discussed in this prospectus.

This summary is not exhaustive of all possible Canadian federal tax considerations applicable to an investment in Trust Units. This summary is of a general nature only and is not intended to be legal or tax advice to any prospective purchaser of Trust Units. Investors should consult their own tax advisors for

advice with respect to the tax consequences of an investment in Trust Units based on their particular circumstances.

Status of the Trust

Mutual Fund Trust

This summary is based on the assumption that the Trust will qualify as a "unit trust" and as a "mutual fund trust" as defined in the Tax Act on the Closing, will elect to be deemed to be a mutual fund trust from the date it is established and will thereafter continuously qualify as a mutual fund trust at all relevant times.

In order for the Trust to qualify as a mutual fund trust at a particular time, in addition to being a unit trust resident in Canada, it must meet certain prescribed conditions ("minimum distribution requirement") relating to the number of Unitholders, the dispersal of ownership of Units and public distribution of Units at such time; its only undertaking must be the investing of its funds in property (other than real property); and it must not be established or maintained primarily for the benefit of non-residents of Canada. The sole undertaking of the Trust as described in this prospectus is the investing of its funds in property (other than real property) and this summary assumes that this will continue to be the case at all relevant times. This summary assumes that the Trust will satisfy the minimum distribution requirement on the completion of this offering, so that it may elect to be deemed to be a mutual fund trust from the date it was established until such time, and it so elects, and that it will continuously satisfy the minimum distribution requirement thereafter. This summary also assumes that the Trust was not established nor will it be maintained primarily for the benefit of non-residents of Canada, based on the restriction of ownership of Units by non-residents of Canada, which is contained in the Deed of Trust. See "Risk Factors – Risks relating to an Investment in the Trust – Income Tax Matters".

Should the Trust cease to qualify as a mutual fund trust, the income tax considerations respecting the Trust would be materially different from those described in this summary, and in particular the following adverse income tax consequences may result:

- The Trust Units would cease to be qualified investments for Plans with the result that a Plan may become subject to a penalty tax, the beneficiary of such Plan may be deemed to have received income therefrom or, in the case of an RESP, the RESP may have its tax exempt status revoked.

- The Trust and the Petrowest Business Trust may be required to pay a tax under Part XII.2 of the Tax Act. The payment of Part XII.2 tax by the Trust and the Petrowest Business Trust will affect the amount of cash available for distribution by the Trust and may have adverse consequences for Unitholders.

- The Trust will cease to be eligible for the capital gains refund mechanism available to mutual fund trusts.

Qualified Investment

The Trust Units will be qualified investments for trusts governed by Plans, subject to the specific provisions of any particular Plan. Plans should generally not be taxable on any distributions from the Trust or any gains realized on the disposition of Trust Units. If the Trust ceases to qualify as a mutual fund trust, the Trust Units no longer will be qualified investments under the Tax Act for Plans.

Business Notes or other securities received as a result of a redemption of Trust Units may not be qualified investments for a Plan, and this could give rise to adverse consequences to the Plan or the annuitant under the Plan. Accordingly, Plans that own Trust Units should consult their own tax advisors before deciding to exercise the redemption rights attached to the Trust Units.

Taxation of the Trust

The taxation year of the Trust is the calendar year. In each taxation year, the Trust will be subject to tax under Part I of the Tax Act on its income for tax purposes for the year, including net realized taxable capital gains, less the portion thereof that it deducts in respect of the amounts paid or payable in the year to Unitholders. An amount will be considered to be payable to a Unitholder in a taxation year if it is paid to the Unitholder in the year by the Trust or if the Unitholder is entitled in that year to enforce payment of the amount.

The Trust will include in its income for each taxation year such amount of the Petrowest Business Trust's income for tax purposes, including net taxable capital gains, as is paid or becomes payable by the Petrowest Business Trust to the Trust in the year in respect of the Business Units and all interest on the Business Notes that accrues to the Trust to the end of the year, or that becomes receivable or is received by it before the end of the year, except to the extent that such interest was included in computing its income for a preceding year. The Trust will not be subject to tax on any amount received as a payment of principal in respect of the Business Notes or any amount received as a return of capital from the Petrowest Business Trust (provided that the capital returned, if any, does not exceed the adjusted cost base of the Business Units held by the Trust).

A distribution by the Trust of its property upon a redemption of Trust Units will be treated as a disposition by the Trust of the property so distributed for proceeds of disposition equal to its fair market value. The Trust's proceeds of disposition of Business Notes will be reduced by any accrued but unpaid interest in respect thereof, which interest will generally be included in the Trust's income in the year of disposition to the extent that it was not included in the Trust's income in a previous year. The Trust will realize a capital gain (or a capital loss) on the property so distributed to the extent that the proceeds of disposition of such property exceed (or are less than) the adjusted cost base of the property and any reasonable costs of disposition.

In computing its income, the Trust may generally deduct reasonable administrative costs, interest and other expenses of a current nature, if any, incurred by it for the purpose of earning income. The Trust will be entitled to deduct expenses incurred by it in connection with the issuance of Trust Units, including expenses of this offering, on a five-year straight line basis (subject to pro-ration for short taxation years).

Under the Deed of Trust, an amount equal to all of the income (including taxable capital gains) of the Trust (determined without reference to subsection 104(6) of the Tax Act), together with the non-taxable portion of any net capital gain realized by the Trust, but excluding capital gains arising in connection with a distribution in specie on the redemption of Trust Units which are designated by the Trust to redeeming Unitholders, and capital gains the tax on which may be offset by capital losses carried forward from prior years or is recoverable by the Trust, will be payable in the year to Unitholders by way of cash distributions, subject to the exceptions described below. Where the income of the Trust in a taxation year exceeds the monthly cash distributions for that year, such excess income will be distributed to Unitholders in the form of additional Trust Units. Income of the Trust payable to Unitholders, whether in cash, additional Trust Units or otherwise, will generally be deductible by the Trust in computing its taxable income provided that the Trust deducts such amount in computing its income.

The Trust will be entitled for each taxation year to reduce (or receive a refund in respect of) its liability, if any, for tax on its net realized taxable capital gains by an amount determined under the Tax Act based on the redemption of Trust Units during the year (the "capital gains refund"). In certain circumstances, the capital gains refund in a particular taxation year may not completely offset the Trust's tax liability for that taxation year arising in connection with the distribution of its property on the redemption of Trust Units. The Deed of Trust provides that all or a portion of any income or taxable capital gain realized by the Trust as a result of that redemption may, at the discretion of the Trustee, be treated as income or taxable capital gain paid to, and designated as income or taxable capital gain of, the redeeming Unitholders, and thus deductible by the Trust in computing its income. In addition, accrued interest on Business Notes distributed to a redeeming Unitholder may be treated as an amount paid to the Unitholder and will be deductible by the Trust.

Counsel has been advised that the Trust intends to make sufficient distributions in each year of its net income for tax purposes and net realized capital gains so that the Trust will generally not be liable in that year for income tax under Part I of the Tax Act. Counsel can provide no opinion in this regard.

Taxation of the Petrowest Business Trust and the Partnerships

The taxation year of the Petrowest Business Trust is the calendar year. The Petrowest Business Trust will be taxable on its income determined under the Tax Act for each taxation year, which will include its allocated share of the income of the Partnerships for the fiscal periods ending on or before the year end of the Petrowest Business Trust, except to the extent such income is paid or payable in such year to the Trust and is deducted by the Petrowest Business Trust in computing its income for tax purposes. The Petrowest Business Trust will generally be entitled to deduct its expenses incurred to earn such income provided such expenses are reasonable and otherwise deductible, subject to the relevant provisions of the Tax Act. Under the Business Deed of Trust, all of the income of the Petrowest Business Trust for each year (determined without reference to subsection 104(6) of the Tax Act), together with the taxable and non-taxable portion of any capital gains realized by the Petrowest Business Trust in the year, will generally be payable in the year to the Trust and will generally be deductible by the Petrowest Business Trust in computing its taxable income. Counsel has been advised by the Trust that the Trust does not expect the Petrowest Business Trust to be liable for any material amount of tax under Part I of the Tax Act. Counsel can provide no opinion in this regard.

The Partnerships are not themselves liable to tax under the Tax Act. Each partner of the Partnerships, including the Petrowest Business Trust, is required to include in computing the partner's income for a particular taxation year the partner's share of the income or loss of the Partnership, as the case may be, for its fiscal year ending in, or coinciding with, the partner's taxation year, whether or not any of that income is distributed to the partner in the taxation year. For this purpose, the income or loss for each Partnership will be computed for each fiscal year as if such Partnership was a separate person resident in Canada. The net income or loss of the Partnership for a fiscal year will be allocated to the partners of such Partnership, in the manner set out in the relevant partnership agreement, subject to the detailed rules in the Tax Act in that regard.

If a Partnership does incur losses for tax purposes, the Petrowest Business Trust will be entitled to deduct in the computation of its income for tax purposes its share of any such losses for any fiscal year to the extent that the Petrowest Business Trust's investment is "at risk" within the meaning of the Tax Act. In general, the amount "at risk" for a limited partner in a limited partnership for any taxation year will be the adjusted cost base of the limited partner's partnership interest at the end of the year, plus any undistributed income allocated to the limited partner for the year, less any amount owing by the limited partner (or a person with whom the limited partner does not deal at arm's length) to the limited partnership (or a person with whom it does not deal at arm's length) and less the amount of any benefit that the limited partner (or a person with whom the limited partner does not deal at arm's length) is entitled to receive or obtain for the purpose of reducing, in whole or in part, any loss of the limited partner from the investment.

Taxation of Unitholders

Fund Distributions

A Unitholder will generally be required to include in income for a particular taxation year the portion of the net income for tax purposes of the Trust for a taxation year, including net realized taxable capital gains, that is paid or payable to the Unitholder in the particular taxation year, whether that amount is received in cash, additional Trust Units or otherwise. Any loss of the Trust for purposes of the Tax Act cannot be allocated to the Unitholders. Income of a Unitholder from the Trust Units will generally be considered income from property for the purposes of the Tax Act.

It is expected that most income (including income designated as taxable capital gains but excluding any portion designated as a taxable dividend) received or receivable by a Unitholder from the Trust will be investment income for the purposes of the additional refundable tax of 6⅔% payable by a corporation that is throughout the year a "Canadian-controlled private corporation" (as defined in the Tax Act) on certain investment income.

The non-taxable portion of any net realized capital gains of the Trust that is paid or payable to a Unitholder in a taxation year will not be included in computing the Unitholder's income for the year and will not reduce the adjusted cost base of the Unitholder's Trust Units. Any other amount in excess of the net income of the Trust that is paid or payable to a Unitholder in that year will not generally be included in the Unitholder's income for the year. However, where such an amount is paid or payable to a Unitholder (other than as proceeds in respect of the

redemption of Trust Units), the Unitholder will be required to reduce the adjusted cost base of the Trust Units by that amount. To the extent that the adjusted cost base of a Trust Unit would otherwise be a negative amount, the negative amount will be deemed to be a capital gain and the adjusted cost base of the Trust Unit to the Unitholder will immediately thereafter be nil. The taxation of capital gains is described below.

Dispositions of Units

On the disposition or deemed disposition of a Trust Unit whether on a redemption or otherwise, the Unitholder will realize a capital gain (or capital loss) equal to the amount by which the Unitholder's proceeds of disposition exceed (or are less than) the aggregate of the adjusted cost base of the Trust Unit and any reasonable costs of disposition. Proceeds of disposition will not include an amount payable by the Trust that is otherwise required to be included in the Unitholder's income, including any capital gain realized by the Trust in connection with a redemption which has been designated by the Trust to the redeeming Unitholder. The taxation of capital gains and capital losses is described below.

The cost of a Unit acquired pursuant to this offering will be the subscription price thereof. The cost to a Unitholder of additional Trust Units received in lieu of a cash distribution of income will be the amount of income distributed by the issue of those Trust Units. For the purpose of determining the adjusted cost base to a Unitholder of Trust Units, when a Trust Unit is acquired, the cost of the newly acquired Trust Unit will be averaged with the adjusted cost base of all of the Trust Units owned by Unitholder as capital property immediately before that acquisition. The non-taxable portion of distributions (other than the non-taxable portion of any net capital gains) will generally reduce the adjusted cost base of a Trust Unit.

Where Trust Units are redeemed and the redemption price is paid by the delivery of Business Notes to the redeeming Unitholder, the proceeds of disposition to the Unitholder of the Trust Units will be equal to the fair market value of the Business Notes so distributed less any income or capital gain realized by the Trust in connection with the redemption of those Trust Units which has been designated by the Trust to the Unitholder. Where any income or capital gain realized by the Trust in connection with the distribution of Business Notes on the redemption of Trust Units has been designated by the Trust to a redeeming Unitholder, the Unitholder will be required to include in income the income or taxable portion of the capital gain so designated. The redeeming Unitholder will be required to include in income, interest on any Business Notes acquired (including interest that accrued prior to the date of the acquisition of such Business Notes by the Unitholder that is designated as income to the Unitholder by the Trust) in accordance with the provisions of the Tax Act. The cost of any Business Notes distributed by the Trust to a Unitholder upon a redemption of Trust Units will be equal to the fair market value of those Business Notes at the time of the distribution less any accrued interest on such Business Notes. The Unitholder will thereafter be required to include in income interest on the Business Notes, in accordance with the provisions of the Tax Act. To the extent that the Unitholder is required to include in income any interest accrued to the date of the acquisition of Business Notes by the Unitholder, an offsetting deduction may be available. **Unitholders are advised to consult their own tax advisers prior to exercising their redemption rights.**

The consolidation of Trust Units of the Trust will not be considered to result in a disposition of Trust Units by Unitholders. The aggregate adjusted cost base to a Unitholder of all of the Unitholder's Trust Units of the Trust will not change as a result of a consolidation of Trust Units; however, the adjusted cost base per Trust Unit will increase.

Capital Gains and Capital Losses

One-half of any capital gain realized by a Unitholder on a disposition or deemed disposition of Trust Units and the amount of any net taxable capital gains designated by the Trust in respect of a Unitholder generally will be included in the Unitholder's income as a taxable capital gain in the taxation year in which the disposition occurs or in respect of which a net taxable capital gains designation is made by the Trust. One-half of any capital loss realized by a Unitholder on a disposition or deemed disposition of Trust Units generally may be deducted only from taxable capital gains of the Unitholder in the year of disposition, in the three preceding taxation years or in any subsequent taxation year in accordance with the provisions of the Tax Act.

A Unitholder that is a Canadian-controlled private corporation (as defined in the Tax Act) will also be liable for a refundable tax of 6⅔% computed with reference to its "aggregate investment income" for the year, which includes amounts in respect of taxable capital gains.

Where a Unitholder that is a corporation or trust (other than a mutual fund trust) disposes of a Trust Unit, the Unitholder's capital loss from the disposition will generally be reduced by the amount of dividends previously designated by the Trust to the Unitholder except to the extent that a loss on a previous disposition of a Trust Unit has been reduced by those dividends. Analogous rules apply where a corporation or trust (other than a mutual fund trust) is a member of a partnership that disposes of Trust Units.

Alternative Minimum Tax

In general terms, net income of the Trust paid or payable to a Unitholder who is an individual or a trust that is designated as taxable dividends or capital gains and capital gains realized on the disposition of Trust Units may increase the Unitholder's liability for alternative minimum tax.

RISK FACTORS

An investment in the securities offered hereby should be considered speculative due to the nature of the Trust's business and its present stage of development. A prospective investor should consider carefully the risk factors set out below. In addition, prospective investors should carefully review and consider all other information contained in the prospectus before making an investment decision and consult their own experts where necessary. An investment in Units should only be made by Persons who can afford a significant or total loss of their investment.

Risks Relating to the Business

Absence of Current Business

The Trust has not carried on any business prior to the date hereof and does not hold any material assets, other than the right, via Acquisitionco, to acquire the Acquired Companies pursuant to the Purchase and Sale Agreements. Closing of this offering is conditional upon the satisfaction of the Acquisition Condition on or before October 31, 2006. Although the Trust is not aware of any material liabilities relating to any of the Acquired Companies, it is possible that liabilities may arise in the future which could have a material adverse effect on the Trust.

Absence of Operating History as a Public Trust

Although Petrowest's executive officers have substantial experience in the energy services industry, they have limited experience operating a public entity. To operate effectively, the Trust will be required to continue to implement changes in certain aspects of its business, improve and expand its information systems and develop, manage and train management level and other employees to comply with on-going public company requirements. Failure to take such actions, or delay in the implementation thereof, may have a material adverse effect on the Trust's business, results of operations, financial condition and cash flows.

Failure to Acquire all of the Acquired Companies

The Acquisition Condition does not require the acquisition of all of the Acquired Companies. There can be no assurance that the Trust will acquire all of the Acquired Companies and as a result, as of the date hereof, the Trust is not able to determine which businesses Petrowest will operate in following the Closing this offering. References in this prospectus to the Acquired Companies and the business of the Trust assume the acquisition of all of the Acquired Companies pursuant to the Concurrent Acquisitions. The pro forma financial statements contained herein also assume the acquisition of all of the Acquired Companies.

Failure to Realize Anticipated Benefits of Acquisitions

Achieving the benefits of the Concurrent Acquisitions and future acquisitions will depend in part on successfully consolidating functions and integrating operations, procedures and personnel of all of the Acquired Companies in a timely and efficient manner, as well as Petrowest's ability to realize the anticipated growth opportunities and synergies from integrating each of the acquired businesses. This integration will require the dedication of management effort, time and resources which may divert management's focus and resources from other strategic opportunities and from operational matters during this process. The integration process may result in the disruption of ongoing business, customer and employee relationships that may adversely affect Petrowest's ability to achieve the anticipated benefits of the acquisitions.

Volatility of Industry Conditions

The demand, pricing and terms for energy services largely depend upon the level of industry activity for Canadian natural gas and, to a lesser extent, oil exploration and development. Industry conditions are influenced by numerous factors over which Petrowest will have no control, including: the level of oil and gas prices; expectations about future oil and gas prices; the cost of exploring for, producing and delivering oil and gas; the expected rates of declining current production; the discovery rates of new oil and gas reserves; available pipeline and other oil and gas transportation capacity; worldwide weather conditions; global political, military, regulatory and economic conditions; and the ability of oil and gas companies to raise equity capital or debt financing.

The level of activity in the Canadian oil and gas exploration and production industry is volatile. No assurance can be given that expected trends in oil and gas production activities will continue or that demand for energy services will reflect the level of activity in the industry. Any prolonged substantial reduction in oil and natural gas prices would likely affect oil and gas production levels and therefore affect the demand for services to oil and gas customers. A material decline in oil or gas prices or Canadian industry activity could have a material adverse effect on Petrowest's business, financial condition, results of operations and cash flows and therefore on the distributions to Unitholders.

Seasonality

In Canada, the level of activity in the energy services industry is influenced by seasonal weather patterns. Spring breakup during the second quarter leaves many secondary roads temporarily incapable of supporting the weight of heavy equipment, which results in severe restrictions in the level of energy services. The duration of this period will have a direct impact on the level of Petrowest's activities. Spring breakup occurs earlier in the year in southeastern Alberta than it does in northern Alberta and British Columbia. The timing and duration of spring breakup are dependant on weather patterns but it generally occurs in April and May. Additionally, if an unseasonably warm winter prevents sufficient freezing, Petrowest may not be able to access well sites and its operating results and financial condition may therefore be adversely affected. The demand for energy services may also be affected by the severity of the Canadian winters. In addition, during excessively rainy periods, equipment moves may be delayed, thereby adversely affecting revenues. The volatility in the weather and temperature can therefore create unpredictability in activity and utilization rates, which can have a material adverse effect on Petrowest's business, financial condition, results of operations and cash flows and therefore on the distributable income to be distributed to Unitholders.

Capital Expenditures

Petrowest will operate in a capital intensive business. There can be no assurance that the actual capital costs incurred by Petrowest will not be higher than anticipated. In particular, Petrowest will be subject to capital costs that it has little control over, including, but not limited to, the cost of the equipment required by Petrowest's business. Any material increase in capital costs may materially affect Petrowest's business, financial conditions, results of operations and cash flows, and therefore the distributable income to be distributed to Unitholders.

Alternatives to and Changing Demand for Petroleum Products

Fuel conservation measures, alternative fuel requirements, increasing consumer demand for alternatives to oil and gas, and technological advances in fuel economy and energy generation devices could reduce the demand for

crude oil and other liquid hydrocarbons. The Trust cannot predict the impact of changing demand for oil and gas products, and any major changes may have a material adverse effect on Petrowest's business, financial condition, results of operations and cash flows and therefore on the distributable income to be distributed to Unitholders.

Sources, Pricing and Availability of Equipment and Equipment Parts

Petrowest will source its equipment and equipment parts from a variety of suppliers, most of whom are located in Canada and the United States. Should any suppliers of the Trust be unable to provide the necessary equipment or parts or otherwise fail to deliver products in the quantities required, any resulting delays in the provision of services or in the time required to find new suppliers could have an material adverse effect on Petrowest's business, financial condition, results of operations and cash flows and therefore on the distributable income to be distributed to Unitholders.

Economic Dependence

Several of the Acquired Companies are economically dependent on a limited number of key customers. Each of Wales Contractors, Gordon Bros. Construction, Neuwest Equipment Rentals, D&D Well Services and Roy Larson Construction had a significant amount of their sales concentrated with their three largest customers in their last completed fiscal year (90%, 84%, 86%, 42% and 80%, respectively). There can be no assurance that Petrowest's relationship with the Acquired Companies' customers will continue, and a significant reduction or total loss of the business from these customers, if not offset by sales to new or existing customers, could have a material adverse effect on the Trust's business, financial condition, results of operations and cash flows and therefore on the distributable income to be distributed to Unitholders.

Government Regulation

The operations of Petrowest will be subject to a variety of federal, provincial and local laws, regulations, and guidelines, including laws and regulations relating to health and safety, the conduct of operations, the protection of the environment, the operation of equipment used in its operations and the transportation of materials and equipment it provides for its clients. Petrowest believes that each of the Acquired Companies is currently in compliance with such laws and regulations. Petrowest intends to invest financial and managerial resources to ensure such compliance and will continue to do so in the future. Although such expenditures historically have not been material to each of the Acquired Companies, such laws or regulations are subject to change. Accordingly, it is impossible for Petrowest to predict the cost or impact of such laws and regulations on its future operations.

Kyoto Protocol

Canada is a signatory to the United Nations Framework Convention on Climate Change and has adopted the Kyoto Protocol established thereunder to set legally binding targets to reduce nation-wide emissions of carbon dioxide, methane, nitrous oxide and other so-called "greenhouse gases". The Government of Canada has published Moving Forward on Climate Change: A Plan for Honouring our Kyoto Commitment which suggests further legislation will set greenhouse gases emission reduction requirements for various industrial activities, including oil and gas exploration and production. Future federal legislation, together with provincial emission reduction requirements, such as those in effect in Alberta's *Climate Change and Emissions Management Act*, may require the reduction of emissions or emissions intensity from Petrowest's operations and facilities. Mandatory emissions reductions may result in increased operating costs and capital expenditures for oil and gas producers, thereby decreasing the demand for Petrowest's services. The mandatory emissions reductions may also impair Petrowest ability to provide its services economically. Management is unable to predict the impact of the Kyoto Protocol on Petrowest and it is possible that it will adversely affect Petrowest's business, financial condition, results of operations and cash flows and therefore on the distributable income to be distributed to Unitholders.

Operating Risks and Insurance

Petrowest's operations will be subject to hazards inherent in the oil and gas industry, such as equipment defects, malfunction and failures, and natural disasters which result in fires, vehicle accidents, explosions and uncontrollable flows of natural gas or well fluids that can cause personal injury, loss of life, suspension of operations, damage to formations, damage to facilities, business interruption and damage to or destruction of

property, equipment and the environment. These risks could expose the Trust to substantial liability for personal injury, wrongful death, property damage, loss of oil and gas production, pollution, and other environmental damages. The frequency and severity of such incidents will affect operating costs, insurability and relationships with customers, employees and regulators.

Petrowest will continuously monitor its activities for quality control and safety. However, there are no assurances that Petrowest safety procedures will always prevent such damages. Although Petrowest will maintain insurance coverage that it believes to be adequate and customary in the industry, there can be no assurance that such insurance will be adequate to cover the Petrowest's liabilities. In addition, there can be no assurance that Petrowest will be able to maintain adequate insurance in the future at rates it considers reasonable and commercially justifiable. The occurrence of a significant uninsured claim, a claim in excess of the insurance coverage limits maintained by the Trust, or a claim at a time when it is not able to obtain liability insurance, could have a material adverse effect on Petrowest's ability to conduct normal business operations and on its financial condition, results of operations and cash flows and therefore on the distributable income to be distributed to Unitholders.

Agreements and Contracts

The business operations of Petrowest will depend on verbal, performance based agreements with its customer base that are cancelable at any time by either Petrowest or its customers. The key factors, which will determine whether a client continues to use Petrowest, are service quality and availability, reliability and performance of equipment used to perform its services, technical knowledge and experience, reputation for safety and competitive price. There can be no assurance that Petrowest's relationship with the Acquired Companies' customers will continue, and a significant reduction or total loss of the business from these customers, if not offset by sales to new or existing customers, could have a material adverse effect on Petrowest's business, financial condition, results of operations and cash flows and therefore on the distributable income to be distributed to Unitholders.

Personnel

The successful operation of Petrowest's business will depend upon the abilities, expertise, judgment, discretion, integrity and good faith of its executive officers, general managers, employees and consultants. In addition, the ability of Petrowest to expand its services will depend upon the ability to attract qualified personnel as needed. The demand for skilled oilfield employees is high, and the supply is limited. The unexpected loss of Petrowest key personnel, including the general managers of the businesses of the Acquired Companies, or the inability to retain or recruit skilled personnel could have a material adverse effect on Petrowest's business, financial condition, results of operations and cash flows and therefore on the distributable income to be distributed to Unitholders.

Competition

Petrowest will provide pre-drilling and post-completion services to the northern region of the WCSB, primarily to the field operation locations of oil and gas exploration and production companies located in western Canada. The oilfield service business in which Petrowest will operate is highly competitive. To be successful, Petrowest must provide services that meet the specific needs of its clients at competitive prices. The principal competitive factors in the markets in which Petrowest operates are quality of service and availability, reliability and performance of equipment used to perform its services, technical knowledge and experience and reputation for safety and price. Petrowest will compete with several regional competitors that are both smaller and larger than it is. These competitors offer similar services in all geographic regions in which Petrowest will operate. As a result of competition, Petrowest may be unable to continue to provide its present services or to acquire additional business opportunities, which may affect Petrowest's business, financial condition, results of operations and cash flows.

Reduced levels of activity in the oil and natural gas industry can intensify competition and result in lower revenue to Petrowest. Variations in the exploration and development budgets of oil and natural gas companies which are directly affected by fluctuations in energy prices, the cyclical nature and competitiveness of the oil and natural gas industry and governmental regulation, will have an affect upon Petrowest's ability to generate revenue and earnings.

Credit Risk

A substantial portion of Petrowest's accounts receivable will be with customers involved in the oil and gas industry, whose revenues may be impacted by fluctuations in commodity prices. Collection of these receivables could be influenced by economic factors affecting the oil and gas industry.

Conflicts of Interest

Certain of the proposed directors and officers of the General Partner are also directors and officers of other oil and gas and energy service companies, and conflicts of interest may arise between their duties as officers and directors of the General Partner and as officers and directors of such other companies.

There may be situations in which the interests of the proposed directors and management of, and consultants to, the General Partner may conflict with those of the General Partner. Certain members of management will not be engaged by Petrowest on a full-time basis and are currently involved, and will continue to be involved, in other entities, businesses and activities, some of which are described herein and all of which will place varying and conflicting demands on their time and attention. Furthermore, some such conflicts may result in the individual being in a direct conflict of interest position in relation to the Trust. Any conflicts will be resolved in accordance with the provisions of applicable laws.

Foreign Exchange and Interest Rates

Petrowest incurs costs in United States dollars, particularly in relation to equipment parts purchased from the United States. Accordingly, Petrowest is subject to risk from fluctuations in the in the rates of currency exchange between the United States dollar and Canadian dollar, and such fluctuations may materially affect Petrowest's business, financial conditions, results of operations and cash flows, and therefore the distributable income to be distributed to Unitholders. Therefore any increase in relevant interest rates will increase the amount Petrowest pays in relation to financing activities.

Disclosure and Internal Controls

Although Petrowest has and will continue to take actions to ensure appropriate internal control and disclosure measures, there are inherent limitations in Petrowest's ability to control all circumstances. Petrowest does not expect that its internal controls and disclosure controls will prevent all error and all fraud. A control system, no matter how well conceived and operated, can provide only reasonable, not absolute, assurance that the objectives of the control system are met. In addition, the design of a control system must reflect the fact that there are resource constraints and the benefit of controls must be relative to their costs. There are always inherent limitations to a control system, which include, but are not limited to, faulty decision-making and simple errors or mistakes. Additionally, controls can be circumvented by individual acts, or by two or more persons acting together, or by management overriding controls. The design of any system of controls is based in part upon assumptions as to the likelihood of future events, and there can be no assurance that any design will succeed in avoiding all error and fraud that may occur under future conditions, particularly those that are unforeseeable.

Risks Relating to an Investment in the Trust

Investment Eligibility; Mutual Fund Trust Status

If the Trust ceases to qualify as a mutual fund trust, the Units will cease to be qualified investments for Plans. Where at the end of any month a Plan holds Units that are not qualified investments, the Plan must, in respect of that month, pay a tax under Part XI.1 of the Tax Act equal to 1% of the fair market value of the Units at the time such Units were acquired by the Plan. In addition, where a trust governed by a registered retirement savings plan or registered retirement income fund holds Units that are not qualified investments, the trust will become taxable on its income attributable to the Units while they are not qualified investments, including the full amount of any capital gain realized on a disposition of Units while they are not qualified investments. Where a trust governed by a registered education savings plan holds Units that are not qualified investments, the plan's registration may be revoked. In addition, if the Trust were to cease to qualify as a mutual fund trust, Units held by Unitholders that are not residents of Canada would become taxable Canadian property. These non-resident holders would be subject to

Canadian income tax on any gains realized on a disposition of Units held by them, subject to the application of any exemption under an income tax convention.

Redemption of Units

It is anticipated that the redemption right associated with Units will not be the primary mechanism for holders of Units to dispose of their Units. Business Notes, which may be distributed in specie to Unitholders in connection with a redemption, will not be listed on any stock exchange and no market is expected to develop in such Business Notes. Business Notes will not be qualified investments for trusts governed by Plans.

Nature of Units

The Units do not represent a traditional investment in the energy services sector and should not be viewed by investors as units in the Partnerships or as a direct investment in the Partnerships' business or assets. The Units represent a fractional interest in the Trust. As holders of Units, Unitholders do not have the statutory rights normally associated with ownership of shares of a corporation including, for example, the right to bring "oppression" or "derivative" actions.

The Trust's primary assets are the Business Units and the Business Notes. The price per Unit is a function of the anticipated distributable income, the underlying assets of the Trust and the Partnerships' ability to effect long-term growth in the value of the business. The market price of Units will be sensitive to a variety of market conditions including, but not limited to, interest rates, commodity prices and the ability of Petrowest to acquire additional assets. Changes in market conditions may adversely affect the trading price of Units.

The Units are not "deposits" within the meaning of the *Canada Deposit Insurance Corporation Act* (Canada) and are not insured under the provisions of that Act or any other legislation. Furthermore, the Trust is not a trust company and, accordingly, is not registered under any trust and loan company legislation as it does not carry on or intend to carry on the business of a trust company.

Unitholder Limited Liability

The Deed of Trust provides that no Unitholder will be subject to any liability in connection with the Trust or its obligations or affairs and, in the event that a court determines that Unitholders are subject to any such liabilities, the liabilities will be enforceable only against, and will be satisfied only out of, the Unitholder's share of the Trust's assets.

The Deed of Trust provides that all written instruments signed by or on behalf of the Trust must contain a provision to the effect that such obligation will not be binding upon Unitholders personally. Personal liability may also arise in respect of claims against the Trust that do not arise under contracts, including claims in tort, claims for taxes and possibly certain other statutory liabilities. The possibility of any personal liability of this nature arising is considered unlikely by the Trust.

The operations of the Trust will be conducted, upon the advice of counsel, in such a way and in such jurisdiction as to avoid as far as possible any material risk of liability on Unitholders for claims against the Trust.

Restrictions on Non-Resident Ownership

The Deed of Trust contains a number of provisions designed to protect the status of the Trust as a "mutual fund trust" under the Tax Act which, *inter alia,* requires that a mutual fund trust cannot be established or maintained primarily for the benefit of persons who are not resident in Canada for purposes of the Tax Act. Under the Proposed Amendments, the requirement would be changed, effective January 1, 2005, to a requirement that not more than 50% (by value) of the outstanding Units may at any time be held by non-residents. If, in the future, Petrowest determines that a risk of losing its mutual fund trust status exists, it is entitled to take a number of actions under the Deed of Trust, including to require Unitholders that it believes are non-residents of Canada to sell their Units, which action may have an adverse effect on the market price of the Units. In addition, there can be no assurances that the Tax Act will not be amended in the future in a manner that would have a material adverse impact on the mutual fund trust status of the Trust.

Dependence on Operating Entities

The Trust is an unincorporated, open-ended, limited purpose mutual fund trust established under and governed by the laws of the Province of Alberta pursuant to the Deed of Trust that is entirely dependent upon the operations and assets of the Partnerships through the direct and indirect ownership of the Business Units, the Business Notes and the Partnerships Units, respectively. Accordingly, the cash distributions to Unitholders will be dependent upon the ability of Petrowest Business Trust and the Partnerships to pay their interest obligations under the Business Notes and Business Units, respectively.

Return of Capital

Cash distributions do not represent a "yield" in the traditional sense as they may represent both return of capital and return on investment.

Changes in Legislation

There can be no assurance that income tax laws and other governmental programs relating to the oil and gas industry and the energy services industry, such as the status of mutual fund trusts, will not be changed in a manner which adversely affects Unitholders.

Delay in Cash Distributions

In addition to the usual delays in payment by purchasers of the Trust's services, payments between any of such parties may also be delayed by restrictions imposed by lenders, delay in the sale of services or other delays. Such delays may have an impact on distributable income to be distributed to Unitholders.

Additional Financing

There is no guarantee that the Trust will be able to secure additional financing for future costs of operations or expansion. Additional financing may not be available, or may not be available on favorable terms. Where additional financing is raised by the issuance of Units or securities convertible into Units, control of the Trust may change and Unitholders may suffer dilution to their investment. The Trust's activities may also be financed partially or wholly with debt, which may increase the Trust's debt levels above industry standards. The level of the Trust's indebtedness from time to time could impair the Trust's ability to obtain additional financing in the future on a timely basis to take advantage of business opportunities that may arise.

Absence of Prior Public Market

Prior to this offering there has been no public market for the Units. The offering price has been determined by negotiation between the General Partner, on behalf of the Trust and the Underwriters and may bear no relationship to the price at which the Units will trade in the public market subsequent to this offering.

Income Tax Matters

There can be no assurance that Canadian federal or provincial income tax laws and administrative policies respecting the treatment of mutual fund trusts will not be changed in a manner which adversely affects the holders of Units. If the Trust ceases to qualify as a "mutual fund trust" under the Tax Act, the income tax considerations described herein under the heading "Canadian Federal Income Tax Considerations" would be materially and adversely different in certain respects, including that Units would cease to be qualified investments for Plans. The Tax Act imposes penalties for the acquisition or holding of non-qualified investments.

The Budget Proposals included proposed amendments to the Tax Act to restrict direct and indirect holdings in certain "business income trusts" (as defined in the Budget Proposals) by certain tax-exempt entities. On May 18, 2004, the Minister of Finance (Canada) announced that the application of the Budget Proposals relating to business income trusts was suspended to allow further consultation with interested parties. This position was reiterated by the Minister of Finance (Canada) in the press release that accompanied the release of the draft amendments for the

Budget Proposals dated September 16, 2004. As part of the release of the 2005 Federal Budget, the Minister of Finance (Canada) issued further statements in respect of the Budget Proposals advising that the Department of Finance (Canada) would continue to consult stakeholders on tax issues related to business income trusts and other flow-through entities. On September 8, 2005, the Department of Finance (Canada) released a consultation paper on tax and other issues related to publicly listed flow-through entities such as income trusts and limited partnerships and invited interested parties to make submissions prior to December 31, 2005. In addition, on September 19, 2005, the Minister of Finance (Canada) announced that the Government would postpone providing advance tax rulings respecting flow-through entity structures pending these consultations. On November 23, 2005, the Minister of Finance (Canada) announced that the public consultation process had ended and tabled in the House of Commons a Notice of Ways and Means Motion to implement a reduction in personal income tax on dividends paid by public corporations with a view to establishing a better balance between the treatment of large corporations and that of income trusts. No measures were announced with respect to the taxation of flow-through entities and their investors. No assurance may be given that further review of the tax treatment of flow-through entities will not be undertaken or that Canadian federal income tax laws and/or provincial income tax laws respecting flow-through entities will not be changed in a manner which adversely affects the Trust and the Unitholders. To the extent that changes are made, such changes could result in the income tax considerations described under the heading "Canadian Federal Income Tax Considerations" being materially different in certain respects.

Currently, subject to certain exemptions, a trust will not be considered to be a mutual fund trust if it is established or maintained primarily for the benefit of non-residents. On September 16, 2004, the Minister of Finance (Canada) released draft amendments to the Tax Act. Under the draft amendments, a trust would lose its status as a mutual fund trust if the aggregate fair market value of all units issued by the trust held by one or more non-resident persons or partnerships that are not Canadian partnerships is more than 50% of the aggregate fair market value of all the units issued by the trust where more than 10% (based on fair market value) of the trust's property is taxable Canadian property or certain other types of property. If the draft amendments are enacted as proposed, and if, at any time, more than 50% of the aggregate fair market value of Units of the Trust were held by non-residents and partnerships other than Canadian partnerships, the Trust would, unless an exemption were applicable, thereafter cease to be a mutual fund trust. The draft amendments do not currently provide any means of rectifying a loss of mutual fund trust status. On December 6, 2004, the Department of Finance tabled a Notice of Ways and Means Motion which did not include these proposed changes. The Department of Finance indicated that the implementation of the proposed changes would be suspended pending further consultation with interested parties.

Interest on the Business Notes will accrue at the Trust level for Canadian federal income tax purposes, whether or not actually paid. The Deed of Trust provides that a sufficient amount of the Trust's net income and net realized capital gains will be distributed each year to Unitholders in order to eliminate the Trust's liability for tax under Part I of the Tax Act. Where such amount of net income (including interest on the Business Notes) and net realized capital gains of the Trust in a taxation year exceeds the cash available for distribution in the year, such excess net income and net realized capital gains will be distributed to Unitholders in the form of additional Units. Unitholders will generally be required to include an amount equal to the fair market value of those Units in their taxable income, in circumstances when they do not directly receive a cash distribution.

Statutory Remedies

The Trust is not a legally recognized entity within the relevant definitions of the *Bankruptcy and Insolvency Act* (Canada), the *Companies' Creditors Arrangement Act* (Canada) and in some cases, the *Winding Up and Restructuring Act* (Canada). As a result, in the event a restructuring of the Trust were necessary, the Trust and its stakeholders would not be able to access the remedies and procedures available thereunder.

MATERIAL CONTRACTS

The only contracts entered into by the Trust or any of its subsidiaries within the past two years that can reasonably be regarded as material to an investor in the Units, other than contract entered into in the ordinary course of business, are as follows:

- the Deed of Trust described under "Description of the Trust";

- the Business Deed of Trust described under "Description of Petrowest Business Trust";
- the Partnership Agreements described under "Description of the Partnerships";
- the Administration Agreement described under "Administration Agreement";
- the Underwriting Agreement described under "Plan of Distribution";
- the Shareholders Agreement described under "Shareholders Agreement";
- the Purchase and Sale Agreements described under "Acquisition of the Acquired Companies";
- the Note Indenture described under "Description of Petrowest Business Trust"; and
- the Escrow Agreement described under "Escrowed and Subordinated Securities".

Copies of these contracts may be inspected during normal business hours at the Calgary office of the Trust at • during the period of distribution and at the Toronto office of the Trust's counsel at Suite 3400, 1 First Canadian Place, Toronto, Ontario.

EXPERTS

Certain legal matters relating to the Units will be passed upon on behalf of the Trust by Bennett Jones LLP and on behalf of the Underwriters by Stikeman Elliott LLP. None of Bennett Jones LLP, Stikeman Elliott LLP or any associate or partner thereof has received or will receive a direct or indirect interest in the property of the Trust. The partners and associates of Bennett Jones LLP, as a group and the partners and associates of Stikeman Elliott LLP, as a group, own, directly or indirectly, less than 1% of the securities of the Trust, except for Bradley D. Markel, a partner of Bennett Jones LLP and Corporate Secretary of the General Partner, who is the settlor of the Trust and currently owns the Initial Trust Unit.

LEGAL PROCEEDINGS

Management is not aware of any material litigation outstanding, threatened or pending by or against the Trust, Petrowest Business Trust, the Partnerships, Acquisitionco or the General Partner.

INTERESTS OF MANAGEMENT AND OTHERS IN MATERIAL TRANSACTIONS

Other than as disclosed elsewhere in this prospectus, none of the Directors, officers or principal shareholders of the Trust or the General Partner, and no associate or affiliate of any of them, has or has had any material interest in any transaction which materially affects the Trust, the General Partner, Acquisition or the Partnerships. Kenneth N. Drysdale and Gary Sweetman are principals of Neuwest Equipment which has entered into an acquisition agreement with Acquisitionco. See "Acquisition of the Acquired Companies".

PROMOTERS

Messrs. Ken N. Drysdale and Gary Sweetman may be considered promoters of the Trust (collectively, the "Promoters"). The number and percentage of Units each of the Promoters will hold at Closing is outlined in the following table:

Name	Number of Units(1)(2)	Percentage of Outstanding Units(1)
Kenneth N. Drysdale	561,505(3)	•
Gary Sweetman	561,505(4)	•

Notes:

(1) After giving effect to this offering and the Concurrent Acquisitions and including Subordinated Units.

(2) Disclosed Units include, in certain circumstances, Units to be held by members of the named person's immediate family.

(3) Mr. Drysdale acquired 250,000 Subordinated Units pursuant to a subscription agreement between Mr. Drysdale and the Trust dated July 6, 2006 and will acquire 311,505 Trust Units pursuant to the Purchase and Sale Agreement among Messrs. Drysdale and Sweetman, Neuwest Equipment and Acquisitionco.

(4) Mr. Sweetman acquired 250,000 Subordinated Units pursuant to a subscription agreement between Mr. Sweetman and the Trust dated July 6, 2006 and will acquire 311,505 Trust Units pursuant to the Purchase and Sale Agreement among Messrs. Drysdale and Sweetman, Neuwest Equipment and Acquisitionco.

In certain circumstances, payments of distributions on the Subordinated Units held by the Promoters will be subordinate to the prior payment of distributions to public Unitholders holding Trust Units. See "Description of the Trust – Units" and "Escrowed and Subordinated Securities".

AUDITOR

The auditor of the Trust is PricewaterhouseCoopers LLP, Chartered Accountants, 3100, 111 - 5th Avenue S.W., Calgary, Alberta.

TRANSFER AGENT AND REGISTRAR

The registrar and transfer agent for the Units is Valiant Trust Company at its offices in Calgary, Alberta and its co-agent in Toronto, Ontario is BNY Trust Company of Canada.

PURCHASERS' STATUTORY RIGHTS

Securities legislation in certain provinces of Canada provides purchasers with the right to withdraw from an agreement to purchase securities. This right may be exercised within two business days after receipt or deemed receipt of a prospectus and any amendment. In several of the provinces, the securities legislation further provides a purchaser with remedies for rescission or, in some jurisdictions, damages if the prospectus and any amendment contains a misrepresentation or is not delivered to the purchaser, provided that such remedies for rescission or damages are exercised by the purchaser within the time limit prescribed by the securities legislation of the purchaser's province. The purchaser should refer to any applicable provisions of the securities legislation of the purchaser's province for the particulars of these rights or consult with a legal adviser.

SCHEDULE "A"
MANAGEMENT'S DISCUSSION AND ANALYSIS

MANAGEMENT'S DISCUSSION AND ANALYSIS

Gordon Bros. Construction

MANAGEMENT'S DISCUSSION AND ANALYSIS OF 332691 ALBERTA LTD. and GORDON BROS. CONSTRUCTION LTD.

The following management's discussion and analysis of financial condition and results of operations should be read in conjunction with the audited consolidated financial statements of Gordon Bros. Construction Ltd. as at and for the years ended September 30, 2005, 2004 and 2003 and the unaudited consolidated financial statements of Gordon Bros. Construction Ltd. as at and for the three and six months ended March 31, 2006 and 2005 included elsewhere in this prospectus.

Overview and Net Earnings

Gordon Bros. Construction maintains a fleet of rolling stock equipment specializing in oil and gas lease building and road construction in the Valleyview area of Northern Alberta.

Gordon Bros. Construction's results are directly impacted by the overall health of the Alberta oil and gas industry. The recent strength in the commodity market has steadily increased demand for Gordon Bros. Construction's services.

The effects of weather usually have a direct impact on Gordon Bros. Construction. Oil and gas drilling activity is generally stronger November through March. Wet weather in the spring and early summer months hinder the activity, which regains strength in July and August. Therefore, a longer, colder winter and drier spring and summer enhances Gordon Bros. Construction's results.

Revenue for the six months ended March 31, 2006 was $6,607,050 compared to $5,390,779 for the six months ended March 31, 2005 (22.6% growth). Revenue for the year ended September 30, 2005 was $8,604,638 compared to $7,779,706 for the year ended September 30, 2004 (10.6% growth). The growth is primarily a function of the increased activity in the Alberta oil and gas industry and an increased equipment fleet and team to meet additional demand.

Gordon Bros. Construction's net earnings have steadily increased over the past three years in conjunction with the growth in revenue. Primarily to reduce taxable income to the small business limit, Gordon Bros. Construction pays management bonuses to its management. A portion of the management bonus has been reinvested back into the business.

Reconciliation of Net Earnings to EBITDA and ADJUSTED EBITDA

$000s	Six months ended March 31, 2006	Six months ended March 31, 2005	Year ended September 30, 2005	Year ended September 30, 2004	Year ended September 30, 2003
***ADJUSTED EBITDA**	**2,326**	**1,846**	**2,511**	**1,815**	**1,842**
Management Bonus	(1,611)	(1,110)	(612)	(273)	(976)
***EBITDA**	**715**	**736**	**1,899**	**1,542**	**866**
Amortization	(572)	(539)	(1,210)	(1,001)	(691)
Interest – net	(32)	(51)	(111)	(132)	(108)
Income taxes	(18)	(24)	(93)	(70)	(14)
Net Earnings	93	122	485	339	53

* The terms EBITDA and ADJUSTED EBITDA are not measures recognized by Canadian generally accepted accounting principles ("GAAP") and do not have standardized meanings prescribed by GAAP. ADJUSTED EBITDA is a Non-GAAP measure that in management's opinion represents a better measure of cash liquidity than EBITDA since the bonuses were primarily paid to reduce taxable income to the small business limit.

ADJUSTED EBITDA has increased by 36.3% over the past three years.

Reconciliation of EBITDA to Cash Flow from Operations

$000s	Six months ended March 31, 2006	Six months ended March 31, 2005	Year ended September 30, 2005	Year ended September 30, 2004	Year ended September 30, 2003
***EBITDA**	715	736	1,899	1,542	866
Interest – net	(32)	(51)	(111)	(132)	(108)
(Gain) Loss on disposal of property and equipment	(86)	(85)	(261)	(75)	8
(Gain) Loss on disposal of investment	-	-	-	20	-
Current Income taxes	(18)	(24)	(48)	(58)	(14)
Changes in non-cash working capital	519	214	(366)	(225)	707
Cash flow from (used in) operations	1,098	790	1,113	1,072	1,459

Results of Operations

Revenue and Operating and Administrative Expenses

$000s	Six months ended March 31, 2006	Six months ended March 31, 2005	Year ended September 30, 2005	Year ended September 30, 2004	Year ended September 30, 2003
Revenue	6,607	5,391	8,605	7,780	6,632
Operating and Administrative Expenses	(4,368)	(3,630)	(6,355)	(6,021)	(4,782)
Earnings after Operating and Administrative Expenses	2,239	1,761	2,250	1,759	1,850
Earnings percentage	33.9%	32.7%	26.1%	22.6%	27.9%

Revenue

Revenue for the six months ended March 31, 2006 was $6,607,050 compared to $5,390,779 for the six months ended March 31, 2005 (22.6% growth). Gordon Bros. Construction has also increased its revenue by 29.8% over the period from 2003 to 2005. The growth is primarily a result of:

- *Increased demand.* The demand for lease construction in the Western Canadian Sedimentary Basin has increased with the increase of wells drilled. There were 21,841, 22,729, 24,800, and 26,725 (estimated by the CAPP) rig-released wells drilled in Western Canada for 2003, 2004, 2005, and 2006E respectively. This growth in drilling activity reflects a 13.5% increase over the period from 2003 to 2005.

- *Increased job rates.* The increased demand has driven an increase in rates.

- *Increased equipment fleet and personnel.* Gordon Bros. Construction has undertaken a conservative growth strategy with respect to expansion of its fleet of equipment and personnel since 2003. Annual capital additions since 2003 have been made at a rate of between 4%-8% of annual revenue.

Operating and Administrative Expenses

Gordon Bros. Construction's operating and administrative expenses increased by 20.3% for the six months ending March 31, 2006 over the six months ending March 31, 2005. This increase is primarily as a result of the increased number of jobs performed. The increase in operating and administrative expenses did outpace the increase in revenue, however, due to escalating fuel costs, wages, safety costs, insurance costs, and equipment rental costs, management believes that escalating costs can be passed on to clients and the current shortfall reflects short term timing differences and not a general decline in margins. Operating and administrative expenses increased 32.9% over the years from 2003 to 2005 as compared to a 29.8% increase in revenue. Thus, Gordon Bros. Construction has been able to maintain is cost structure over the past three years.

Earnings After Operating and Administrative Expenses

Gordon Bros. Construction's earnings percentage for the six months ending March 31, 2006 was 33.9%, which was fairly consistent with the earnings percentage achieved for the six months ending March 31, 2005 of 32.7%. Over the three year period from 2003 to 2005 the earnings percentage has held constant in the 22%-28% range.

Other Expenses

$000s	Six months ended March 31, 2006	Six months ended March 31, 2005	Year ended September 30, 2005	Year ended September 30, 2004	Year ended September 30, 2003
Amortization	572	539	1,210	1,001	691
Interest - net	32	51	111	132	108
Loss (Gain) on disposal of property and equipment	(86)	(85)	(261)	(75)	8
Loss (Gain) on disposal of investment	-	-	-	20	-
Management Bonus	1,611	1,110	612	273	976
	2,129	**1,615**	**1,672**	**1,351**	**1,783**

Amortization

The steady increase in amortization expense is related to the continued growth in the equipment fleet.

Interest

The interest expense has remained fairly constant during the past three year period. The capital leases outstanding have been $2,051,433, $2,717,879, and $2,451,076 for the periods ending March 31, 2006, September 30, 2005, and September 30, 2004 respectively.

Management Bonus

Management bonuses are paid to the management of Gordon Bros. Construction primarily to eliminate taxable income over the small business limit.

Income Taxes

$000s	Six months ended March 31, 2006	Six months ended March 31, 2005	Year ended September 30, 2005	Year ended September 30, 2004	Year ended September 30, 2003
Current income taxes	18	24	48	58	14
Future income taxes	-	-	45	12	-
	18	**24**	**93**	**70**	**14**

Current income taxes declined in 2005 due to a heightened management bonus declared primarily to reduce taxable income to the small business limit.

Capital Expenditures

$000s	Six months ended March 31, 2006	Six months ended March 31, 2005	Year ended September 30, 2005	Year ended September 30, 2004	Year ended September 30, 2003
Capital expenditures	**240**	**206**	**406**	**324**	**486**

Gordon Bros. Construction has undertaken a conservative growth strategy with respect to expansion of its fleet of equipment since 2003. Annual capital additions since 2003 have been made at a rate of between 4%-8% of annual revenue. Management expects to continue to expand rolling stock to meet industry demand in such a way as to maximize equipment utilization.

Contractual Obligations – Payments Due by Period

	As at March 31, 2006	As at September 30, 2005				
$000s	Total	< 1 year	1 - 3 Years	4 - 6 Years	Thereafter	Total
Obligations under capital lease [1]	2,051	1,205	1,277	236	-	2,718
Shareholder advances [2]	557	281	-	-	-	281
	2,608	1,486	1,277	236	-	2,999

Notes:
(1) Capital lease obligations are described under Note 7 to the September 30, 2005 Consolidated Financial Statements.
(2) Shareholder advances are described under Note 8 to the September 30, 2005 Consolidated Financial Statements.

Liquidity

Operating Cash Flow

Gordon Bros. Construction's cash flow from operating activities for the six months ending March 31, 2006 increased by $307,555 from the six months ending March 31, 2005. The increase is associated with a small decline in net earnings and changes in operating working capital.

Gordon Bros. Construction's cash flow from operating activities in 2005 increased by $41,158 over 2004. Although net earnings increased over the same two periods, changes in non-cash working capital and the non-cash gain on the disposal of assets more than offset the difference.

Working Capital

$000s	As at March 31, 2006	As at September 30, 2005	As at September 30, 2004
Cash and marketable securities	366	(184)	(190)
Accounts receivable	1,990	1,608	1,073
Prepaids	1	-	-
Inventory	344	373	-
Current portion of note receivable	29	35	-
Accounts payable and accrued liabilities	(700)	(698)	(876)
Income taxes payable	-	(7)	(19)
Current portion of obligations under capital lease	(1,007)	(1,205)	(1,038)
Working capital before accrued management bonus and shareholder advances	**1,023**	**(78)**	**(1,050)**
Accrued management bonus	(1,611)	(732)	-
Shareholder advances	(557)	(281)	(350)
Working capital	**(1,145)**	**(1,091)**	**(1,400)**

Gordon Bros. Construction pays management bonuses annually to reduce taxable income to the small business limit. A portion of the bonus is loaned back to Gordon Bros. Construction resulting in an increase to the shareholder advances and a portion remains on the balance sheet as payables. Thus, there is a downward impact on working capital from both the shareholder advances and the accrued management bonus accounts; a normalized business structure would therefore have a greater working capital amount.

Financing

Gordon Bros. Construction's primary sources of financing are from two sources: capital leases and shareholder advances.

As at March 31, 2006, Gordon Bros. Construction had $2,051,433 in capital leases. The leases are secured by the related capital assets. The leases bear interest at various fixed rates ranging from 0.0% to 7.8% and differing maturities up to May 2009.

Shareholder advances increased by $275,811 from September 30, 2005 to March 31, 2006. These advances have been used for working capital purposes and to partially fund capital asset additions. These advances are unsecured, interest free, and repayable on demand.

Share Capital

$	As at March 31, 2006	As at September 30, 2005	As at September 30, 2004
346 Class A shares	44	44	44
Share capital	**44**	**44**	**44**

Financial Instruments

Fair Value

The carrying value of cash, accounts receivable, note receivable, bank overdraft, accounts payable and accrued liabilities and accrued management bonus, approximate their fair value due to the relatively short period to maturity

of the instruments and interest rates attached to the instruments. The fair values of shareholder advances and obligations under capital lease are not practicably determinable.

Credit risk

The Company is exposed to credit risk on the accounts receivable from its customers. In order to reduce its credit risk, the Company has adopted credit policies that include the analysis of financial position of its customers and the regular review of their credit limits.

As at March 31, 2005, the Company had 90% of accounts receivable (unaudited) (September 30, 2005 – 71%; 2004 – 50%) from three customers.

Interest rate risk

The Company is exposed to interest rate risk in respect of the obligations under capital lease which bear fixed and fluctuating rates of interest.

Related Party Transactions

The Company is related to 1103710 Alberta Ltd. which is owned by a relative of one of the shareholders of the Company. During the six month period ended March 31, 2006, the Company had property and equipment rental expense of $nil (unaudited) (years ended September 30, 2004 - $20,000; 2004 - $nil) to the related company. During the six month period ended March 31, 2006, the Company expensed $60,000 (unaudited) related to management fees (September 30, 2005 - $140,000; 2004) of which $60,000 (unaudited) was included in accrued liabilities as at March 31, 2006 (September 30, 2005 - $120,000).

These transactions are measured at the exchange amount, which are estimated to equal market values.

Critical Accounting Estimates and Accounting Policies

Critical Accounting Estimates

As a normal part of the financial statement preparation process, management is required to make estimates and assumptions based on information available as at the financial statement date. These estimates and assumptions affect the reported amounts of assets and liabilities, the possible disclosure of contingent assets and liabilities at the date of the financial statements and the amount of revenue and expense reported for the period.

Although estimates and assumptions must be made during the financial statement preparation process, it is management's opinion that none of the estimates or assumptions were highly uncertain at the time they were made. The most significant estimate in Gordon Bros. Construction's financial statements is the amortization period for capital equipment.

Accounting Policies

Gordon Bros. Construction prepares its financial statements in accordance with Canadian GAAP. Accounting policies have been applied consistently during all periods included in the financial statements. There were no new accounting policies implemented during the periods presented.

Key Risks and Uncertainties

See "Risk Factors" for a description of key risks and uncertainties.

Roy Larson Construction

MANAGEMENT'S DISCUSSION AND ANALYSIS OF ROY LARSON CONSTRUCTION LTD.

The following management's discussion and analysis of financial condition and results of operations should be read in conjunction with the audited financial statements of Roy Larson Construction as at and for the years ended May 31, 2005, 2004 and 2003 and the unaudited financial statements of Roy Larson Construction as at and for the three and nine months ended February 28, 2006 and 2005 included elsewhere in this prospectus.

Overview and Net Earnings

Roy Larson Construction maintains a fleet of rolling stock equipment specializing in oil and gas lease building and road construction and private subdivision grading in the Grande Prairie area of Northern Alberta. Roy Larson Construction's results are directly impacted by the overall health of the Alberta oil and gas industry. The recent strength in the commodity market has steadily increased demand for Roy Larson Construction's services.

The effects of weather usually have a direct impact on the company. Oil and gas drilling activity is generally stronger November through March. Wet weather in the spring and early summer months hinder the activity, which regains strength in July and August. Therefore, a longer, colder winter and drier spring and summer enhances Roy Larson Construction's results.

Revenue for the nine months ended February 28, 2006 was $17,011,548 compared to $14,766,618 for the nine months ended February 28, 2005 (15.2% growth). Revenue for the year ended May 31, 2005 was $18,442,453 compared to $13,280,703 for the year ended May 31, 2004 (38.9% growth). The growth is primarily a function of the increased activity in the Alberta oil and gas industry and an increased equipment fleet to meet additional demand.

Roy Larson Construction's net earnings have not fluctuated significantly from year to year because Roy Larson Construction pays management bonuses to its management primarily to reduce taxable income to the small business limit. A significant portion of such bonuses are reinvested back into Roy Larson Construction by way of shareholder advances.

Reconciliation of Net Earnings to EBITDA and ADJUSTED EBITDA

$000s	Nine months ended Feb. 28, 2006	Nine months ended Feb. 28, 2005	Year ended May 31, 2005	Year ended May 31, 2004	Year ended May 31, 2003
***ADJUSTED EBITDA**	6,090	5,439	5,767	3,862	2,367
Management bonus	(2,523)	(3,201)	(2,972)	(1,540)	(1,019)
***EBITDA**	3,567	2,238	2,795	2,322	1,348
Amortization	(2,060)	(1,507)	(2,180)	(1,628)	(1,161)
Interest – net	(214)	(197)	(252)	(176)	(163)
Income taxes	(209)	(87)	(49)	(93)	(7)
Net Earnings	1,084	447	314	425	17

* The terms EBITDA and ADJUSTED EBITDA are not measures recognized by Canadian generally accepted accounting principles ("GAAP") and do not have standardized meanings prescribed by GAAP. ADJUSTED EBITDA is a Non-GAAP measure that in management's opinion represents a better measure of cash liquidity than EBITDA since the bonuses were primarily paid to reduce taxable income to the small business limit.

ADJUSTED EBITDA has increased by 144% since 2003.

Reconciliation of EBITDA to Cash Flow from Operations

$000s	Nine months ended Feb. 28, 2006	Nine months ended Feb. 28, 2005	Year ended May 31, 2005	Year ended May 31, 2004	Year ended May 31, 2003
***EBITDA**	3,567	2,238	2,795	2,322	1,348
Interest – net	(214)	(197)	(252)	(176)	(163)
(Gain) Loss on disposal of equipment	(482)	26	(83)	(282)	-
Current Income taxes	(135)	(91)	(30)	(29)	(3)
Changes in non-cash working capital	(2,736)	(471)	1,129	621	33
Cash flow from (used in) operations	(-)	1,505	3,559	2,456	1,215

During the nine months ended February 28, 2006 cash flow from operations declined by $3,558,653 from the year ended May 31, 2005. The decline in cash flow is primarily attributed to an increase in accounts receivable of $2,367,074 and a reduction in accrued management bonuses of $448,902.

Results of Operations

Revenue and Operating Expenses

$000s	Nine months ended Feb. 28, 2006	Nine months ended Feb. 28, 2005	Year ended May 31, 2005	Year ended May 31, 2004	Year ended May 31, 2003
Revenue	17,012	14,767	18,442	13,281	12,268
Operating and Administrative Expenses	(11,403)	(9,302)	(12,758)	(9,701)	(9,901)
Earnings after Operating and Administrative Expenses	5,609	5,465	5,684	3,580	2,367
Earnings percentage	33.0%	37.0%	30.8%	27.0%	19.3%

Revenue

Revenue for the nine months ended February 28, 2006 was $17,011,548 compared to $14,766,618 for the nine months ended February 28, 2005 (15.2% growth). Roy Larson Construction has also increased its revenue by 50.3% over the period from 2003 to 2005. The growth is primarily a result of:

- *Increased demand.* The demand for lease construction in the Western Canadian Sedimentary Basin has increased with the increase of wells drilled. There were 21,841, 22,729, 24,800, and 26,725 (estimated by the CAPP) rig-released wells drilled in Western Canada for 2003, 2004, 2005, and 2006E respectively. This growth in drilling activity reflects a 13.5% increase over the period from 2003 to 2005.

- *Additional equipment.* Roy Larson Construction increased its equipment fleet throughout 2004 and 2005, including an additional camp brought on toward the end of 2004. This expansion represents an aggressive growth strategy with respect to expansion of its fleet of equipment and personnel since 2003. Annual capital additions since 2003 have been made at a rate of between 10%-15% of annual revenue.

- *Increased number of jobs performed.* The increase in the fleet has allowed Roy Larson Construction to meet the increase in demand.

- *Increased job rates.* The increased demand has driven an increase in rates.

Operating and Administrative Expenses

Roy Larson Construction's operating and administrative expenses increased by 22.6% in the nine months ending February 28, 2006 over the nine months ending February 28, 2005. This increase is primarily as a result of the increased number of jobs performed. The increase in operating costs did outpace the increase in revenue, however, due to escalating fuel costs, wages, safety costs, insurance costs, and equipment rental costs. Management believes that escalating costs can be passed on to clients and the current differential reflects short term timing differences and not a general decline in margins. Operating and administrative expenses only increased 28.9% over the years from 2003 to 2005 as compared to a 50.3% increase in revenue.

Earnings after Operating and Administrative Expenses

Roy Larson Construction's earnings percentage for the nine months ending February 28, 2006 fell from 37.0% for the nine months ending February 28, 2005 to 33.0%. The decrease was primarily a result of the sharp increase of operating costs such as fuel, wages, safety, insurance, and equipment rentals. In the long run, however, Roy Larson Construction has been able to expand its earnings percentage (19.3% in 2003 to 30.8% in 2005). The recovery of the oil and gas industry began in 2003 and the sector activity has accelerated at a heightened pace since.

Other Expenses

$000s	Nine months ended Feb. 28, 2006	Nine months ended Feb. 28, 2005	Year ended May 31, 2005	Year ended May 31, 2004	Year ended May 31, 2003
Amortization	2,060	1,507	2,180	1,628	1,161
Interest – total	214	197	252	176	163
Loss (Gain) on disposal of equipment	(482)	26	(83)	(282)	-
Management bonus	2,523	3,201	2,972	1,540	1,019
	4,315	**4,931**	**5,321**	**3,062**	**2,343**

Amortization

The increase in amortization expense is related to capital asset purchases including assets purchased through capital leases of $2,555,158 in 2003, $4,103,152 in 2004, $5,240,481 in 2005, and $4,753,772 for the nine months ending February 28, 2006. Amortization is applied on a declining balance basis at various rates as described in the financial statements.

Interest

The increase in interest expense relates to additional net debt of $1,465,642 in 2005 and $1,373,812 in the nine months ending February 28, 2006.

Management Bonus

Management bonuses are paid to the management of Roy Larson Construction primarily to eliminate taxable income over the small business limit.

Income Taxes

$000s	Nine months ended Feb. 28, 2006	Nine months ended Feb. 28, 2005	Year ended May 31, 2005	Year ended May 31, 2004	Year ended May 31, 2003
Current income taxes	135	91	30	29	3
Future income taxes (recovery)	74	(4)	19	64	4
	209	87	49	93	7

Current income taxes remained fairly consistent during the periods due to management bonuses declared to reduce taxable income to the small business limit.

Capital Expenditures

$000s	Nine months ended Feb. 28, 2006	Nine months ended Feb. 28, 2005	Year ended May 31, 2005	Year ended May 31, 2004	Year ended May 31, 2003
Capital expenditures	**1,608**	**926**	**2,020**	**2,044**	**1,233**

Roy Larson Construction has invested in additional pieces of rolling stock equipment since 2003 to meet the increased demand for services. Annual capital additions since 2003 have been made at a rate of between 10%-15% of annual revenue. Consequently, as a result of this aggressive expansion, a large portion of Roy Larson Construction's equipment is relatively new. Management expects to continue to expand rolling stock to meet industry demand in such a way as to maximize equipment utilization.

Contractual Obligations – Payments Due by Period

	As at February 28, 2006	As at May 31, 2005				
$000's	**Total**	**< 1 year**	**1 - 3 Years**	**4 - 6 Years**	**Thereafter**	**Total**
Callable Debt [1]	1,854	1,483	-	-	-	1,483
Capital lease obligations [2]	4,689	1,993	1,694	-	-	3,687
Shareholder advances [3]	3,053	1,467	-	-	-	1,467
	9,596	4,943	1,694	-	-	6,637
Operating lease obligations [4]		752	382	-	-	1,134
		5,695	2,076			7,771

Notes:

(1) Capital lease obligations are described under Note 6 to the May 31, 2005 Financial Statements.

(2) Callable debt obligations are described under Note 5 to the May 31, 2005 Financial Statements.

(3) Shareholder advances are described under Note 7 to the May 31, 2005 Financial Statements.

(4) Operating leases are described under Note 9 to the May 31, 2005 Financial Statements. There have been no material changes in operating leases during the interim period that are outside the ordinary course of the company's business.

Liquidity

Operating Cash Flow

Roy Larson Construction's cash flow from operating activities for the nine months ending February 28, 2006 decreased by $1,504,903 from the nine months ending February 28, 2005. Although net earnings to February 28, 2006 were greater by $637,139 than the net earnings for the same period in 2005 changes in non-cash working capital more than offset the increase.

Roy Larson Construction's cash flow from operating activities in 2005 increased by $1,102,186 over 2004.

Working Capital

$000s	As at Feb. 28, 2006	As at May 31, 2005	As at May 31, 2004
Cash	856	1,739	324
Accounts receivable	4,327	1,960	1,513

$000s	As at Feb. 28, 2006	As at May 31, 2005	As at May 31, 2004
Prepaid expenses	81	69	-
Accounts payable and accrued liabilities	(757)	(706)	(482)
Income taxes payable	(50)	(8)	(20)
Current portion of capital leases	(2,314)	(1,993)	(1,562)
Current portion of long-term debt	(1,854)	(1,483)	(1,109)
Working capital before accrued management bonus	**289**	**(422)**	**(1336)**
Management bonus	(2,523)	(2,972)	(1,540)
Working capital	**(2,234)**	**(3,394)**	**(2,876)**

Roy Larson Construction pays management bonuses annually primarily to reduce taxable income to the small business limit. Thus, there is a downward impact on working capital from the accrued management bonus account; a normalized business structure would therefore have a greater working capital amount.

Financing

Roy Larson Construction's primary sources of financing are from three sources: long-term debt, capital leases, and shareholder advances.

As at February 28, 2006, Roy Larson Construction had $1,854,151 in long-term debt. The debt is broken down into two term loans and secured by related capital assets. The debt is primarily used to finance equipment purchases and range in maturity and rates.

As at February 28, 2006, Roy Larson Construction had $4,689,288 in capital leases. The leases are secured by the related capital assets. The rates range from 0.0% to 6.59% and differing maturities up to September 2009.

Shareholder advances increased by $1,585,484 from May 31, 2005 to February 28, 2006. These advances have been used for working capital purposes and to partially fund capital asset additions. These advances are unsecured, interest free, and repayable on demand.

Share Capital

$	As at Feb. 28, 2006	As at May 31, 2005	As at May 31, 2004
Class A shares	150	150	150

Financial Instruments

Fair Value

The carrying value of cash and cash equivalents, accounts receivable, accounts payable and accrued liabilities and accrued management bonus approximate their fair value due to the relatively short term to maturity of the instruments. The fair value of shareholder advances and capital lease obligations are not practicably determinable. The fair value of long-term debt approximates carrying values as the interest rates approximates the market rates.

Credit risk

The Company is exposed to credit risk on the account receivable from its customers. In order to reduce its credit risk, the Company has adopted credit policies that include an analysis of the financial position of its customer and the regular review of their credit limits.

As at February 28, 2006, 65% (unaudited) (May 31, 2005 – 73%; May 31, 2004 – 83%) of the accounts receivable of the Company were from three customers.

Interest rate risk

The Company is exposed to interest rate price risk in respect of the long-term debt which bears fixed and floating rates of interest.

Related Party Transactions

Roy Larson Construction pays an annual bonus to its shareholders to reduce the taxable income to the small business limit.

Critical Accounting Estimates and Accounting Policies

Critical Accounting Estimates

As a normal part of the financial statement preparation process, management is required to make estimates and assumptions based on information available as at the financial statement date. These estimates and assumptions affect the reported amounts of assets and liabilities, the possible disclosure of contingent assets and liabilities at the date of the financial statements and the amount of revenue and expense reported for the period.

Although estimates and assumptions must be made during the financial statement preparation process, it is management's opinion that none of the estimates or assumptions were highly uncertain at the time they were made. The most significant estimate in Roy Larson Construction's financial statements is the amortization period for capital equipment.

Accounting Policies

Roy Larson Construction prepares its financial statements in accordance with Canadian GAAP. Accounting policies have been applied consistently during all periods included in the financial statements. There were no new accounting policies implemented during the periods presented.

Key Risks and Uncertainties

See "Risk Factors" for a description of key risks and uncertainties.

MANAGEMENT'S DISCUSSION AND ANALYSIS

Wales Contractors

MANAGEMENT'S DISCUSSION AND ANALYSIS OF 310423 ALBERTA LTD. and WALES CONTRACTORS LTD.

The following management's discussion and analysis of financial condition and results of operations should be read in conjunction with the audited consolidated financial statements of Wales Contractors as at and for the years ended August 31, 2005, 2004 and 2003 and the unaudited consolidated financial statements of Wales Contractors as at and for the three and six months ended February 28, 2006 and 2005 included elsewhere in this prospectus.

Overview and Net Earnings

Wales Contractors maintains a fleet of rolling stock equipment specializing in oil and gas lease building and road construction and private subdivision grading in the Grande Prairie area of Northern Alberta. Wales Contractors' results are directly impacted by the overall health of the Alberta oil and gas industry. The recent strength in the commodity market has steadily increased demand for Wales Contractors' services.

Weather has a direct impact on Wales Contractors. Oil and gas drilling activity is generally stronger November through March. Wet weather in the spring and early summer months hinder the activity, which regains strength in July and August. Therefore, a longer, colder winter and drier spring and summer generally enhances Wales Contractors' results.

Revenue for the six months ended February 28, 2006 was $10,767,981 compared to $10,703,652 for the six months ended February 28, 2005. Revenue for the year ended August 31, 2005 was $19,088,080 compared to $11,021,096 for the year ended August 31, 2004 (73.2% growth). The growth is primarily a function of the increased activity in the Alberta oil and gas industry and an increased equipment fleet to meet additional demand.

Wales Contractors' net earnings have not fluctuated significantly from year to year because Wales Contractors pays management bonuses to its management primarily to reduce taxable income to the small business limit.

Reconciliation of Net Earnings to EBITDA and ADJUSTED EBITDA

$000s	Six months ended February 28, 2006	Six months ended February 28, 2005	Year ended August 31, 2005	Year ended August 31, 2004	Year ended August 31, 2003
***ADJUSTED EBITDA**	**3,447**	**3,965**	**6,454**	**3,935**	**2,992**
Management Bonus	(1,990)	(2,303)	(3,900)	(1,720)	(1,160)
***EBITDA**	**1,457**	**1,662**	**2,554**	**2,215**	**1,832**
Amortization	(1,146)	(1,234)	(2,111)	(1,729)	(1,393)
Interest – net	(46)	(65)	(140)	(93)	(170)
Income taxes	(44)	(60)	(24)	(45)	(49)
Net Earnings	**221**	**303**	**279**	**348**	**220**

* The terms EBITDA and ADJUSTED EBITDA are not measures recognized by Canadian generally accepted accounting principles ("GAAP") and do not have standardized meanings prescribed by GAAP. ADJUSTED EBITDA is a Non-GAAP measure that in management's opinion represents a better measure of cash liquidity than EBITDA since the bonuses were primarily paid to reduce taxable income to the small business limit.

ADJUSTED EBITDA has increased by 116% since 2003.

Reconciliation of EBITDA to Cash Flow from Operations

$000s	Six months ended February 28, 2006	Six months ended February 28, 2005	Year ended August 31, 2005	Year ended August 31, 2004	Year ended August 31, 2003
***EBITDA**	1,457	1,662	2,554	2,215	1,832
Interest – net	(46)	(65)	(140)	(93)	(170)
(Gain)Loss on disposal of property and equipment	-	(374)	(432)	(151)	(60)
(Gain)Loss on disposal of investment	-	10	(14)	(2)	(1)
Current Income taxes	(56)	(63)	(13)	(95)	(35)
Changes in non-cash working capital	374	255	387	224	31
Cash flow from (used in) operations	1,729	1,425	2,342	2,098	1,597

Results of Operations

Revenue and Operating Expenses

$000s	Six months ended February 28, 2006	Six months ended February 28, 2005	Year ended August 31, 2005	Year ended August 31, 2004	Year ended August 31, 2003
Revenue	**10,768**	**10,704**	**19,088**	**11,021**	**8,718**
Operating and Administrative Expenses	(7,321)	(7,103)	(13,078)	(7,239)	(5,787)
Earnings after Operating and Administrative Expenses	3,447	3,601	6,010	3,782	2,931
Earnings percentage	**32.0%**	**33.6%**	**31.5%**	**34.3%**	**33.6%**

Revenue

Revenue for the six months ended February 28, 2006 was $10,767,981 compared to $10,703,652 for the six months ended February 28, 2005. In the years ended August 31, 2003 to August 31, 2005, Wales Contractors has also increased its revenue by 118.9%. The growth is primarily a result of:

- *Increased demand.* The demand for lease construction in the Western Canadian Sedimentary Basin has increased with the increase of wells drilled. There were 21,841, 22,729, 24,800, and 26,725 (estimated by the Canadian Association of Petroleum Producers ("CAPP")) rig-released wells drilled in Western Canada for 2003, 2004, 2005, and 2006E respectively. This growth in drilling activity reflects a 13.5% increase over the period from 2003 to 2005.

- *Greater Utilization.* The increased activity in the Western Canadian Sedimentary Basin has forced oil and gas companies to commit to contracts for a string of lease construction jobs as opposed to one job at a time. This has resulted in less down time for crews and greater utilization of manpower and equipment.

- *Increased job rates.* The increased demand has driven an increase in rates.

- *Increased number of crews.* Wales Contractors has increased its number of crews from six to eight to meet the increased demand.

Operating and Administrative Expenses

Wales Contractors' operating and administrative expenses increased by 3.1% for the six months ending February 28, 2006 over the six months ending February 28, 2005. This increase is primarily as a result of the increased number of jobs performed. The increase in operating costs did outpace the increase in revenue, however, due to escalating fuel costs, wages, safety costs, repairs and maintenance costs, and equipment rental costs. Management believes that escalating costs can be passed on to clients and the current shortfall reflects short term timing differences and not a general decline in margins. Operating and administrative expenses increased 126.0% over the years from 2003 to 2005 as compared to a 118.9% increase in revenue. The decline in margin occurred in 2005, and this reflects the extremely wet weather in the Grande Prairie area in the summer of 2005, and the cost escalations described above.

Earnings after Operating and Administrative Expenses

Wales Contractors' earnings percentage for the six months ending February 28, 2006 was 32.0%, which was fairly consistent with the earnings percentage achieved for the six months ending February 28, 2005 of 33.6%. Over the three year period from 2003 to 2005 the earnings percentage has held constant in the 31.5% to 34.3% range. Management believes that current declines are the result of escalating costs that will ultimately be able to be passed on to clients in the way of rate increases.

Other Expenses

$000s	Six months ended February 28, 2006	Six months ended February 28, 2005	Year ended August 31, 2005	Year ended August 31, 2004	Year ended August 31, 2003
Amortization	1,146	1,234	2,111	1,729	1,393
Interest - net	46	65	140	93	170
Loss (Gain) on disposal of property and equipment	-	(374)	(432)	(151)	(60)
Loss (Gain) on disposal of investment	-	10	(14)	(2)	(1)
Management Bonus	1,990	2,303	3,900	1,720	1,160
	3,182	**3,238**	**5,705**	**3,389**	**2,662**

Amortization

The steady increase in amortization expense is related to the continued growth in the equipment fleet as new crews were added. Amortization of contractor's equipment is applied on a five year straight-line basis. Automobiles and automotive equipment are amortized using a 20% to 30% declining balance method. Other equipment is amortized using a 10% to 30% declining balance method.

Interest

The decrease in interest expense relates to the reduction of the average cost of capital leases. Wales Contractors had $3,623,020 as at February 28, 2006 versus $3,677,765 in capital leases outstanding as at August 31, 2004.

Management Bonus

Management bonuses are paid to the management of Wales Contractors primarily to eliminate taxable income over the small business limit.

Income Taxes

$000s	Six months ended February 28, 2006	Six months ended February 28, 2005	Year ended August 31, 2005	Year ended August 31, 2004	Year ended August 31, 2003
Current income taxes	56	63	13	95	35
Future income taxes	(12)	(3)	11	(50)	14
	44	**60**	**24**	**45**	**49**

Current income taxes declined in 2005 due to heightened management bonuses declared to reduce taxable income to the small business limit.

Capital Expenditures

$000s	Six months ended February 28, 2006	Six months ended February 28, 2005	Year ended August 31, 2005	Year ended August 31, 2004	Year ended August 31, 2003
Capital expenditures	**290**	**1,671**	**2,569**	**1,200**	**814**

Wales Contractors has invested in additional pieces of rolling stock equipment since 2003 to meet the increased demand for services. Annual capital additions since 2003 have been made at a rate of between 9%-14% of annual revenue. Consequently, as a result of the expansion, a large portion of Wales equipment is relatively new. Management expects to continue to expand rolling stock to meet industry demand in such a way as to maximize equipment utilization. Expansion in 2006 has been delayed due to delays in delivery on new equipment. Delivery is anticipated in the third quarter of 2006.

Contractual Obligations – Payments Due by Period

	As at February 28, 2006	As at August 31, 2005				
$000's	Total	< 1 year	1-3 years	4-6 years	Thereafter	Total
Obligations under capital lease [(1)]	3,623	1,822	2,096	-	-	3,918
Shareholder advances [(2)]	47	2	-	-	-	2
	3,670	1,824	2,096	-	-	3,920

Notes:

(1) Obligations under capital lease described under Note 7 to the August 31, 2005 Consolidated Financial Statements.
(2) Shareholder advances are described under Note 6 to the August 31, 2005 Consolidated Financial Statements.

Liquidity

Operating Cash Flow

Wales Contractors' cash flow from operating activities for the six months ending February 28, 2006 increased by $305,073 from the six months ending February 28, 2005. Although net earnings decreased, the gain on disposal of property was a $374,309 non-cash item in the six months ending February 28, 2005. There was no such item for the same period in 2006.

Wales Contractors' cash flow from operating activities in 2005 increased by $244,037 over 2004. Although net earnings decreased over the same two periods, changes in non-cash working capital more than offset the difference.

Working Capital

$000s	As at February 28, 2006	As at August 31, 2005	As at August 31, 2004
Cash and marketable securities	1,054	428	421
Accounts receivable	4,318	4,263	3,022
Inventory	52	-	-
Prepaid expenses and deposits	161	60	50
Income taxes recoverable	16	54	-
Accounts payable and accrued liabilities	(669)	(311)	(794)
Income taxes payable	(20)	(16)	(22)
Current portion of obligations under capital lease	(2,222)	(1,822)	(1,652)
Working capital before Accrued management bonus and Shareholder advances	**2,690**	**2,656**	**1,025**
Accrued management bonus	(4,081)	(3,900)	(1,720)
Shareholder advances	(47)	(2)	(47)
Working capital	**(1,438)**	**(1,246)**	**(742)**

Wales Contractors pays management bonuses annually to reduce taxable income to the small business limit. Thus, there is a downward impact on working capital from both the shareholder advances and the accrued management bonus accounts; a normalized business structure would therefore have a greater working capital amount.

Financing

Wales Contractors' primary sources of financing are from two sources: capital leases, and shareholder advances.

As at February 28, 2006, Wales Contractors had $3,623,020 in capital leases. The leases are secured by the related capital assets. The leases bear interest at various fixed rates ranging from 0.00% to 5.65% and differing maturities up to 2008.

Shareholder advances increased by $44,592 from August 31, 2005 to February 28, 2006. These advances have been used for working capital purposes and to partially fund capital asset additions. These advances are unsecured, interest free, and repayable on demand.

Share Capital

$	As at February 28, 2006	As at August 31, 2005	As at August 31, 2004
200 class A common shares	200	200	200
460 class B shares	138	138	138
Share capital	**338**	**338**	**338**

Financial Instruments

Fair Value

The carrying value of cash and cash equivalents, accounts receivable, bank indebtedness, accounts payable and accrued liabilities and accrued management bonus approximate their fair value due to the relatively short period to maturity of the instruments and interest rates attached to the instruments. The fair value of amounts due from related company, shareholder advance and obligations under capital leases are not practicably determinable.

Credit risk

The Company is exposed to credit risk on the account receivable from its customers. In order to reduce its credit risk, the Company has adopted credit policies that include the analysis of financial position of its customer and the regular review of their credit limits.

As at February 28, 2006, 70% (unaudited) (August 31, 2005 – 89%; 2004 – 83%) of the accounts receivable of the Company was from three customers.

Interest rate risk

The Company is exposed to interest rate risk which bears fixed rates of interest, primarily through its capital lease obligations.

Related Party Transactions

The Company paid $60,000 (unaudited) during the six month periods ended February 28, 2006 (2005 - $80,439) (unaudited) (years ended August 31, 2005 - $114,000; 2004 - $72,000; 2003 - $72,000) to a company related by virtue of common ownership, for equipment rental expenses and $12,708 (unaudited) during the six months ended February 28, 2006 (year ended August 31, 2005 - $82,666; 2004 - $nil; 2003 - $nil) for freight expense. The Company also sold assets with the net book value of $nil (unaudited) during the six months ended February 28, 2006 and 2005 (years ended August 31, 2005 - $140,712; 2004 - $1,606; 2003 - $nil) to a related party. All related party transactions have been recorded at the exchange amount.

Critical Accounting Estimates and Accounting Policies

Critical Accounting Estimates

As a normal part of the financial statement preparation process, management is required to make estimates and assumptions based on information available as at the financial statement date. These estimates and assumptions affect the reported amounts of assets and liabilities, the possible disclosure of contingent assets and liabilities at the date of the financial statements and the amount of revenue and expense reported for the period.

Although estimates and assumptions must be made during the financial statement preparation process, it is management's opinion that none of the estimates or assumptions were highly uncertain at the time they were made. The most significant estimate in Wales Contractors' financial statements is the amortization period for capital equipment.

Accounting Policies

Wales Contractors prepares its financial statements in accordance with Canadian GAAP. Accounting policies have been applied consistently during all periods included in the financial statements. There were no new accounting policies implemented during the periods presented.

Key Risks and Uncertainties

See "Risk Factors" for a description of key risks and uncertainties.

MANAGEMENT'S DISCUSSION AND ANALYSIS

D & D Well Services

MANAGEMENT'S DISCUSSION AND ANALYSIS OF 404434 ALBERTA CORPORATION (D&D WELL SERVICES), 756171 ALBERTA CORPORATION AND 756169 ALBERTA CORPORATION

The following management's discussion and analysis of financial condition and results of operations should be read in conjunction with the audited combined financial statements of D&D Well Services as at and for the years ended December 31, 2005, 2004 and 2003 and the unaudited combined financial statements of D&D Well Services as at and for the three months ended March 31, 2006 and 2005 included elsewhere in this prospectus.

These financial statements have been prepared on a combined basis, commencing in 2005 when 756171 Alberta Corporation and 756169 Alberta Corporation were incorporated, as they are under common control and managed by a common company. The balances are presented after elimination of inter-company transactions and balances.

Overview and Net Earnings

D&D Well Services maintains a fleet of rolling stock equipment specializing in drilling rig, service rig and heavy equipment relocation services in the Grande Prairie area of Northern Alberta. D&D Well Services' results are directly impacted by the overall economic condition of the Western Canadian oil and gas industry. The recent strength in the oil and gas industry has rapidly increased demand for D&D Well Services' rig relocation and assembly services.

D&D Well Services' business is affected by the seasonality of oil and gas industry. Oil and gas drilling activity is most active November through March. During which time D&D Well Services is busy with rig relocation and assembly. The summer season is also moderately active for drilling; the slowest period of the year is spring when Northern Alberta experiences ground break-up in the muskeg. Thus, D&D Well Services' results are strongest during years of longer, colder winters and drier springs and summers.

D&D Well Services' revenue for the three months ended March 31, 2006 was $16,258,758 compared to $9,809,891 for the three months ended March 31, 2005 (65.7% growth). In addition, revenue for the year ended December 31, 2005 was $30,601,395 compared to $20,913,219 for the year ended December 31, 2004 (46.3% growth). The growth is primarily a function of the increased activity in the Western Canadian oil and gas industry, increased rates, and increased staff and truck fleet.

Net earnings increased to $1,208,833 in 2005 from $620,398 in 2004 (94.8% growth). D&D Well Services has historically paid out management salaries, primarily to reduce taxable income to the small business limit.

Reconciliation of Net Earnings to EBITDA and EBITDA before Management Salaries

$000s	Three months ended March 31, 2006	Three months ended March 31, 2005	Year ended December 31, 2005	Year ended December 31, 2004	Year ended December 31, 2003
***ADJUSTED EBITDA**	**5,142**	**3,536**	**11,130**	**5,987**	**3,495**
Management bonus	(3,731)	(2,117)	(7,425)	(3,789)	(2,235)
***EBITDA**	**1,411**	**1,419**	**3,705**	**2,198**	**1,260**
Amortization	(469)	(447)	(1,964)	(1,330)	(806)
Interest -- total net	(44)	(46)	(206)	(139)	(110)
Income taxes	(146)	(154)	(326)	(109)	(60)
Net Earnings	752	772	1,209	620	284

* The terms EBITDA and ADJUSTED EBITDA are not measures recognized by Canadian generally accepted accounting principles ("GAAP") and do not have standardized meanings prescribed by GAAP. ADJUSTED EBITDA is a Non-GAAP measure that in management's opinion represents a better measure of cash liquidity than EBITDA since the bonuses were primarily paid to reduce taxable income to the small business limit.

ADJUSTED EBITDA has increased by 218.5% since 2003.

Reconciliation of EBITDA to Cash Flow from Operations

$000s	Three months ended March 31, 2006	Three months ended March 31, 2005	Year ended December 31, 2005	Year ended December 31, 2004	Year ended December 31, 2003
***EBITDA**	**1,411**	**1,419**	**3,705**	**2,198**	**1,260**
Interest – total net	(44)	(46)	(206)	(139)	(110)
(Gain) Loss on disposal of equipment	-	-	(110)	(249)	1
Current Income taxes	(146)	(154)	(256)	(66)	(31)
Changes in non-cash working capital	491	693	1,186	762	1,530
Cash flow from (used in) operations	**1,712**	**1,912**	**4,319**	**2,506**	**2,650**

Results of Operations

Revenue and Operating and Administrative Expenses

$000s	Three months ended March 31, 2006	Three months ended March 31, 2005	Year ended December 31, 2005	Year ended December 31, 2004	Year ended December 31, 2003
Revenue	**16,259**	**9,810**	**30,601**	**20,913**	**14,562**
Operating and administrative Expenses	(11,118)	(6,274)	(19,582)	(15,175)	(11,067)
Earnings after operating and administrative Expenses	**5,141**	**3,536**	**11,019**	**5,738**	**3,495**
Earnings percentage	**31.6%**	**36.0%**	**36.0%**	**27.4%**	**24.0%**

Revenue

Revenue for the three months ended March 31, 2006 was $16,258,758 compared to $9,809,891 for the three months ended March 31, 2005 (65.7% growth). D&D Well Services has also increased its revenue by 110.1% over the period from 2003 to 2005. The growth is primarily a result of:

- *Increased demand.* D&D Well Services works almost entirely for the Western Canadian oil and gas industry. Thus, its results are directly correlated to the activity in the sector. There were 21,841, 22,729, 24,800, and 26,725 (estimated by the CAPP) rig-released wells drilled in Western Canada for 2003, 2004, 2005, and 2006E respectively. This growth in drilling activity reflects a 13.5% increase over the period from 2003 to 2005.

- *Additional units and staff.* D&D Well Services has increased its trucking fleet and staff, including additional drivers, to service the growth This expansion represents an aggressive growth strategy with respect to expansion of its fleet of equipment and personnel since 2003. Annual capital additions since 2003 have been made at a rate of between 6%-18% of annual revenue.

- *Increased job rates.* The increased demand has driven an increase in rates.

Operating and Administrative Expenses

D&D Well Services' operating and administrative expenses increased by 77.2% in the three months ending March 31, 2006 over the three months ending March 31, 2005. This increase is primarily as a result of the increased number of jobs performed. The increase in operating costs, however, outpaced the increase in revenue as D&D Well Services experienced rapid increases in rental rates, fuel costs, wages, insurance costs, and equipment costs. Management believes that escalating costs can be passed on to clients and the current differential reflects short term timing differences and not a general decline in margins. Operating and administrative expenses increased by 76.9% over the years from 2003 to 2005 as compared to a 110.1% increase in revenue. Thus, D&D Well Services has been able to achieve greater cost efficiencies in its long-term growth program.

Earnings after Operating and Administrative Expenses

D&D Well Services' earnings percentage for the three months ending March 31, 2006 decreased from 36.0% for the three months ending March 31, 2005 to 31.6%. This is a result of the rapid increase in rental rates, fuel costs, wages, insurance costs, and equipment costs. D&D Well Services has improved its earnings percentage, by 12.0% over the period from 2003 to 2005 from 24.0% to 36.0%.

Other Expenses

$000s	Three months ended March 31, 2006	Three months ended March 31, 2005	Year ended December 31, 2005	Year ended December 31, 2004	Year ended December 31, 2003
Amortization	469	447	1,964	1,330	806
Interest – (net)	44	46	206	139	110
Loss (Gain) on disposal of equipment	-	-	(110)	(249)	1
Management bonus	3,731	2,117	7,425	3,789	2,235
	4,244	2,610	9,485	5,009	3,152

Amortization

Amortization has increased steadily from 2003 to 2005 as D&D Well Services has increased the number of units it has in its fleet.

Interest

Interest has steadily increased over the period from 2003 to 2005 as D&D Well Services has increased its capital leases. Callable debt has decreased slightly over the same period. The callable debt bears interest at prime plus 1.75% to 2.00% and matures at various dates to August 31, 2010. The capital leases are with various lenders and secured by the related equipment; they bear different rates of interest in the 0.0% to 10.5% range and mature at various dates to September 1, 2009.

Management Bonus

Management bonuses are paid to the management primarily to eliminate taxable income over the small business limit.

Income Taxes

$000s	Three months ended March 31, 2006	Three months ended March 31, 2005	Year ended December 31, 2005	Year ended December 31, 2004	Year ended December 31, 2003
Current income taxes	146	154	256	66	31
Future income taxes	-	-	70	43	29
	146	154	326	109	60

Current income taxes have increased over the three year period due to the increase in taxable income. Taxable income, has been reduced to the small business limit by way of D&D Well Services' management bonus expense.

Capital Expenditures

$000s	Three months ended March 31, 2006	Three months ended March 31, 2005	Year ended December 31, 2005	Year ended December 31, 2004	Year ended December 31, 2003
Capital expenditures	11	560	2,113	3,631	1,779

D&D Well Services has increased its trucking and equipment fleet by capital acquisitions to service the growth in demand. This expansion represents an aggressive growth strategy with respect to expansion of its fleet of equipment since 2003. Annual capital additions since 2003 have been made at a rate of between 6%-18% of annual revenue.

Contractual Obligations – Payments Due by Period

	As at March 31, 2006	As at December 31, 2005				
$000's	Total	< 1 year	1 - 3 Years	4 - 6 Years	Thereafter	Total
Capital lease obligations [1]	919	391	651	-	-	1,042
Callable debt [2]	1,596	553	1,154	30	-	1,737
	2,515	944	1,805	30	-	2,779
Operating leases[3]		360	1,080	330	-	1,770
		1,304	2,885	360	-	4,549

Notes:
(1) Capital lease obligations are described under Note 7 to the December 31, 2005 Combined Financial Statements.
(2) Callable debt obligations are described under Note 6 to the December 31, 2005 Combined Financial Statements.
(3) Operating leases are described under Note 12 to the December 31, 2005 Combined Financial Statements. There have been no material changes in operating leases during the interim period that are outside the ordinary course of the company's business.

Liquidity

Operating Cash Flow

D&D Well Services' cash flow from operating activities for the three months ending March 31, 2006 decreased by $199,978 from the three months ending March 31, 2005. This was a result of a slight decrease in net earnings and a significantly greater increase in accounts receivable.

D&D Well Services' cash flow from operating activities in 2005 increased by $1,812,981 over 2004. An increase in net earnings and accrued management bonus were primarily responsible for the increase.

Working Capital

$000s	As at March 31, 2006	As at December 31, 2005	As at December 31, 2004
Cash	3,182	1,745	(68)
Accounts receivable	14,316	8,113	5,475
Inventory	462	462	-
Prepaid expenses and deposits	86	81	183
Accounts payable and accrued liabilities	(8,337)	(3,502)	(3,106)
Income taxes payable	(378)	(244)	(90)
Callable debt due in one year	(1,596)	(1,737)	(1,863)
Obligations under capital lease due in one year	(362)	(391)	(190)
Working capital before shareholder advances and accrued management bonus	**7,373**	**4,527**	**341**
Accrued management bonus	(9,156)	(7,425)	(3,789)
Shareholder advances	-	-	(18)
Working capital	**(1,783)**	**(2,898)**	**(3,466)**

D&D Well Services pays management bonuses annually to reduce taxable income to the small business limit. Thus, there is a downward impact on working capital from both the shareholder advances account and the accrued management bonus account; a normalized business structure would therefore have a greater working capital amount.

Financing

D&D Well Services' primary sources of financing are from two sources: callable debt and capital leases.

As at March 31, 2006, D&D Well Services had $1,595,539 in callable debt. The current debt amount is comprised of several callable loans that are repayable in monthly payments ranging in size from $3,500 to $13,250 including interest (prime plus 1.75% to 2.00%). The loans are callable on demand and mature at various dates to August 31, 2010.

As at March 31, 2006, D&D Well Services had capital leases for an aggregate outstanding balance of $918,827. The leases are secured by the underlying equipment. The rates range from 0.0% to 10.5% and differing maturities up to September 1, 2009.

Share Capital

$	As at March 31, 2006	As at December 31, 2005	As at December 31, 2004
500 Class A shares	100	100	100
400 Class E shares	400	400	-
	500	**500**	**100**

Financial Instruments

Fair Value

The carrying values of cash and cash equivalents, accounts receivable, accounts payable and accrued liabilities, accrued management bonus and callable debt, approximate their fair values due to the relatively short period to

maturity of the instruments and interest rates attached to the instruments. The fair value of shareholder advances are not practicably determinable.

The fair values of long-term debt and capital lease obligations approximates carrying values as the interest rateds approximate market rates.

Credit risk

The Company is exposed to credit risk on the accounts receivable from its customers. In order to reduce its credit risk, the Company has adopted credit policies that include the analysis of the financial position of its customers and the regular review of their credit limits.

As at March 31, 2006, the Company had accounts receivable of 55% (December 31, 2005 – 47%; 2004 – 39%) from three customers.

Interest rate risk

The Company is exposed to interest rate price risk in respect of the long-term debt which bears fixed and floating rates of interest.

Related Party Transactions

The Company paid $99,000 (unaudited) for the three months ended March 31, 2006 (March 31, 2005 - $25,000 (unaudited)) (year ended December 31, 2005 - $126,500; 2004 - $66,000) in rent to the shareholders. This transaction has been measured at the exchange amount.

Critical Accounting Estimates and Accounting Policies

Critical Accounting Estimates

As a normal part of the financial statement preparation process, management is required to make estimates and assumptions based on information available as at the financial statement date. These estimates and assumptions affect the reported amounts of assets and liabilities, the possible disclosure of contingent assets and liabilities at the date of the financial statements and the amount of revenue and expense reported for the period.

Although estimates and assumptions must be made during the financial statement preparation process, it is management's opinion that none of the estimates or assumptions were highly uncertain at the time they were made. The most significant estimate in D&D Well Services' financial statements is the amortization period for capital equipment.

Accounting Policies

D&D Well Services prepares its financial statements in accordance with Canadian GAAP. Accounting policies have been applied consistently during all periods included in the financial statements. There were no new accounting policies implemented during the periods presented.

Key Risks and Uncertainties

See "Risk Factors" for a description of key risks and uncertainties.

MANAGEMENT'S DISCUSSION AND ANALYSIS

Murtron Hauling

MANAGEMENT'S DISCUSSION AND ANALYSIS OF MURTRON HAULING LTD. AND 815431 ALBERTA LTD.

The following management's discussion and analysis of financial condition and results of operations should be read in conjunction with the audited combined financial statements of Murtron Hauling Ltd. as at and for the years ended October 31, 2005, 2004 and 2003 and the unaudited combined financial statements of Murtron Hauling Ltd. as at and for the three months ended January 31, 2006 and 2005 included elsewhere in this prospectus.

These financial statements have been prepared on a combined basis, as they are under common control and managed by a common company. The balances are presented after elimination of inter-company transactions and balances.

Overview and Net Earnings

Murtron Hauling maintains a fleet of rolling stock equipment specializing oil and gas sector equipment relocation, log hauling and gravel hauling in the Grande Prairie area of Northern Alberta. Murtron Hauling's results are directly impacted by the overall health of the Western Canadian oil and gas, logging, and aggregates industries. The recent strength in the oil and gas and aggregates industries has steadily increased demand for Murtron Hauling's services.

Murtron Hauling's business is affected by the seasonality of the three aforementioned industries. Oil and gas drilling activity is most active November through March. During which time Murtron Hauling is busy moving equipment to and from well sites. Winter is also the most active period for the logging industry, which heightens the demand for log hauling. Murtron Hauling's services are occupied throughout the summer with hauling gravel for the aggregates industry as well moving well-site equipment for the moderately active summer drilling season. The slowest period of the year is spring when Northern Alberta experiences ground break-up in the muskeg; drilling, logging, and aggregate activities are slowest during this period. Thus, Murtron Hauling's results are strongest during years of longer, colder winters and drier springs and summers.

Revenue for the three months ended January 31, 2006 was $3,829,698 compared to $2,721,914 for the three months ended January 31, 2005 (40.7% growth). Revenue for the year ended October 31, 2005 was $12,278,395 compared to $10,664,509 for the year ended October 31, 2004 (15.1% growth). The growth is primarily a function of the increased activity in the Alberta oil and gas and aggregates industries and increased rates.

Murtron Hauling's net earnings have decreased as a percentage of revenue over the past three years due to the rapid increase of operating costs, such as wages, fuel, insurance, and sub-contractors. Furthermore, Murtron Hauling's earnings are weakest during the winter months of each year because operating costs are highest during that period. For the three-month period ending January 31, 2005 Murtron Hauling recognized revenue of $2,721,914, which represented 22.2% of the annual revenue. For the same period, however, Murtron Hauling recognized operating costs of $2,633,270 which represented 26.3% of the annual operating costs. Operating costs are higher during that period due to higher fuel and winter operating costs. It is management's belief that high demand for services will allow Murtron Hauling to successfully compete with higher rates for services. Management believes that higher rates will offset recent escalations in operating costs and margins can be prevented from further slides.

Reconciliation of Net Earnings to EBITDA and ADJUSTED EBITDA

$000s	Three months ended Jan. 31, 2006	Three months ended Jan. 31, 2005	Year ended October 31, 2005	Year ended October 31, 2004	Year ended October 31, 2003
***ADJUSTED EBITDA**	**736**	**92**	**2,289**	**2,462**	**1,599**
Management Bonus	(153)	-	(910)	(827)	(211)
***EBITDA**	**583**	**92**	**1,379**	**1,635**	**1,388**
Amortization	(190)	(202)	(883)	(834)	(726)
Interest – total net	(10)	(15)	(41)	(33)	(33)
Income taxes	(63)	19	(70)	(150)	(133)
Net Earnings	**320**	**(106)**	**385**	**618**	**496**

* The terms EBITDA and ADJUSTED EBITDA are not measures recognized by Canadian generally accepted accounting principles ("GAAP") and do not have standardized meanings prescribed by GAAP. ADJUSTED EBITDA is a Non-GAAP measure that in management's opinion represents a better measure of cash liquidity than EBITDA since the bonuses were primarily paid to reduce taxable income to the small business limit.

ADJUSTED EBITDA has increased by 43.2% since 2003.

Reconciliation of EBITDA to Cash Flow from Operations

$000s	Three months ended Jan. 31, 2006	Three months ended Jan. 31, 2005	Year ended October 31, 2005	Year ended October 31, 2004	Year ended October 31, 2003
***EBITDA**	**583**	**92**	**1,379**	**1,635**	**1,388**
Interest – net	(10)	(15)	(41)	(33)	(33)
(Gain) Loss on disposal of equipment	(82)	(3)	(21)	(105)	(69)
Current Income taxes	(73)	(9)	(79)	(149)	(121)
Changes in non-cash working capital	623	673	474	-	(575)
Cash flow from (used in) operations	**1,041**	**738**	**1,712**	**1,348**	**590**

Results of Operations

Revenue and Operating and Administrative Expenses

$000s	Three months ended Jan. 31, 2006	Three months ended Jan. 31, 2005	Year ended October 31, 2005	Year ended October 31, 2004	Year ended October 31, 2003
Revenue	**3,830**	**2,722**	**12,278**	**10,665**	**7,559**
Operating Expenses	(3,176)	(2,633)	(10,011)	(8,308)	(6,029)
Earnings after Operating and Administrative Expenses	**654**	**89**	**2,267**	**2,357**	**1,530**
Earnings percentage	**17.1%**	**3.2%**	**18.5%**	**22.1%**	**20.2%**

Revenue

Revenue for the three months ended January 31, 2006 was $3,829,698 compared to $2,721,914 for the three months ended January 31, 2005 (40.7% growth). Murtron Hauling also increased its revenue by 62.4% over the period from 2003 to 2005. This growth is primarily a result of:

- *Increased demand.* The demand for lease construction in the Western Canadian Sedimentary Basin has increased with the increase of wells drilled. There were 21,841, 22,729, 24,800, and 26,725 (estimated by the Canadian Association of Petroleum Producers) rig-released wells drilled in Western Canada for 2003, 2004, 2005, and 2006E respectively. This growth in drilling activity reflects a 13.5% increase over the period from 2003 to 2005.

- *Decreased down time.* While the summer in Grande Prairie was one of the wettest on record, the spring breakup period was fairly short and good winter weather resulted in reduced overall down time for Murtron Hauling's various operations and thus increasing the amount of revenue-generating work days.

- *Increased job rates.* The increased demand has driven an increase in rates.

Operating Expenses

Murtron Hauling's operating and administrative expenses increased by 20.6% in the three months ending January 31, 2006 over the three months ending January 31, 2005. This increase is primarily as a result of the increased number of jobs performed. The increase in revenue outpaced the increase in operating costs as Murtron Hauling achieved greater cost efficiencies. Operating expenses increased by 66.0% over the years from 2003 to 2005 as compared to a 62.4% increase in revenue. The difference is primarily a result of the rapid increase in fuel costs, wages, insurance costs, and sub-contractor costs, which were not entirely accounted for by increased charge rates.

Earnings After Operating and Administrative Expenses

Murtron Hauling's earnings percentage for the three months ending January 31, 2006 increased to 17.1% from 3.2% for the three months ending January 31, 2005. The three-month period ending January 31 typically experiences the lowest earnings percentage throughout the year, as annual earnings percentage are in the 18% to 23% range.

Other Expenses

$000s	Three months ended Jan. 31, 2006	Three months ended Jan. 31, 2005	Year ended October 31, 2005	Year ended October 31, 2004	Year ended October 31, 2003
Amortization	190	202	883	834	726
Interest – (net)	10	15	41	33	33
Loss (Gain) on disposal of equipment	(82)	(3)	(21)	(105)	(69)
Management bonus	153	-	910	827	211
	271	**214**	**1,813**	**1,589**	**901**

Amortization

Amortization expenses have remained fairly constant from 2003 to 2005 as a result of little fluctuation in property, equipment, and capital leases. Capital expenditures have predominantly been dedicated to replacing older automotive equipment, trailers, and other equipment rather than to increase the fleet size.

Interest

Interest has steadily decreased over the period from 2003 to 2005 as Murtron Hauling has reduced its level of callable debt and bank overdraft, which bear interest at prime plus 0.75%. Murtron Hauling's capital leases, which bear interest a rates ranging from 3.0% to 6.5%, have fluctuated throughout the same period.

Management Bonus

Management bonuses are paid to the management to eliminate taxable income over the small business limit.

Income Taxes

$000s	Three months ended Jan. 31, 2006	Three months ended Jan. 31, 2005	Year ended October 31, 2005	Year ended October 31, 2004	Year ended October 31, 2003
Current income taxes	73	9	79	149	121
Future income taxes	(10)	(28)	(9)	1	12
	63	**(19)**	**70**	**150**	**133**

Current income taxes remained fairly consistent between the abovementioned periods due to management bonuses declared, which reduce taxable income to the small business limit.

Capital Expenditures

$000s	Three months ended Jan. 31, 2006	Three months ended Jan. 31, 2005	Year ended October 31, 2005	Year ended October 31, 2004	Year ended October 31, 2003
Capital expenditures	**142**	**213**	**721**	**982**	**611**

Murtron Hauling has invested in rolling stock equipment since 2003 primarily to replace older units. Annual capital additions since 2003 have been made at a rate of between 5%-10% of annual revenue. Management expects to continue to expand rolling stock to meet industry demand in such a way as to maximize equipment utilization.

Contractual Obligations – Payments Due by Period

	As at January 31, 2006	**As at October 31, 2005**				
$000's		**< 1 year**	**1 - 3 Years**	**4 - 6 Years**	**Thereafter**	**Total**
Capital Leases [1]	596	354	331	-	-	685
Callable debt [2]	41	47	-	-	-	47
Bank indebtedness [4]	292	313	-	-	-	313
Shareholder advances [3]	6	5	-	-	-	5
	935	719	331	-	-	1,050

Notes:

(1) Capital lease obligations are described under Note 6 to the October 31, 2005 Combined Financial Statements.
(2) Callable debt obligations are described under Note 5 to the October 31, 2005 Combined Financial Statements.
(3) Shareholder advances are described under Note 7 to the October 31, 2005 Combined Financial Statements.
(4) Bank indebtedness are described under Note 4 to the October 31, 2005 Combined Financial Statements.

There have been no material changes in contractual obligations during the interim period that are outside the ordinary course of the Company's business.

Liquidity

Operating Cash Flow

Murtron Hauling's cash flow from operating activities for the three months ending January 31, 2006 increased by $303,565 from the three months ending January 31, 2005. This was a result of greater earnings, a greater decrease in accounts receivable, and a greater increase in accounts payable, accrued liabilities, and bonuses payable.

Murtron Hauling's cash flow from operating activities in 2005 increased by $364,274 over 2004. A decrease in net earnings, accounts payable, accrued liabilities, and bonuses payable was more than offset by the decrease in accounts receivable and lesser non-cash gain on disposal of equipment.

Working Capital

$000s	As at January 31, 2006	As at October 31, 2005	As at October 31, 2004
Cash	573	81	(764)
Accounts receivable	1,523	2,471	2,936
Inventory	34	29	52
Prepaid expenses	122	-	-
Accounts payable and accrued liabilities	(589)	(1,020)	(1,098)
Income taxes payable	(113)	(72)	(90)
Preferred shares	(2)	(2)	(2)
Callable debt due in one year	(41)	(47)	(139)
Obligations under capital lease due in one year	(322)	(354)	(251)
Working capital before shareholder advances and accrued management bonus	**1,185**	**1,086**	**644**
Accrued management bonus	(1,101)	(910)	(827)
Shareholder advances	(6)	(5)	(5)
Working capital	**78**	**171**	**(188)**

Murtron Hauling pays management bonus annually to reduce taxable income to the small business limit. Thus, there is a downward impact on working capital from both the shareholder advances account and the accrued management bonus account; a normalized business structure would therefore have a greater working capital amount.

Financing

Murtron Hauling's primary sources of financing are from two sources: callable debt and capital leases.

As at January 31, 2006 Murtron Hauling had $40,500 in callable debt. Murtron Hauling has three bank loans secured but is currently only drawn on one. The current debt amount is repayable in monthly payments of $2,250 to $5,000 plus interest at a rate of prime plus 0.75% and matures in August 2007.

As at January 31, 2006 Murtron Hauling had $595,573 in capital leases. The rates range from 3.0% to 6.5% and differing maturities up to September 2008.

Murtron Hauling also has a bank overdraft, which is not drawn, that bears interest at prime plus 0.75%.

Share Capital

$	As at January 31, 2006	As at October 31, 2005	As at October 31, 2004
Class A shares	200	200	200
Class F shares redeemable at $1 per share	2,000	2,000	2,000
	2,200	2,200	2,200

The company has issued preferred shares redeemable at $2,000. They have been recorded as a liability.

Financial Instruments

Fair Value

The carrying values of cash and cash equivalents, accounts receivable, accounts payable and accrued liabilities, bank indebtedness, accrued management bonus and callable debt approximate their fair values due to the relatively short period to maturity of the instruments and interest rates attached to the instruments. The fair value of shareholder advances is not practicably determinable, since there are no specific terms.

The fair value of callable debt and obligations under capital lease approximate carrying values as the interest rate approximates the market value.

Credit risk

The Company is exposed to credit risk on the accounts receivable from its customers. In order to reduce its credit risk, the Company has adopted credit policies which include the analysis of financial position of its customers and the regular review of their credit limits.

During the three month period ended January 31, 2006 – 39% (unaudited) (January 31, 2005 – 42%) (unaudited) (years ended October 31, 2005 – 47% (each customer at 37% and 10%); October 31, 2004 – 41% (each customer at 31% and 10%); October 31, 2003 -- 57% (each customer at 47% and 10%)) of the Company's sales were to two customers. As at January 31, 2006, 40% (unaudited) (October 31, 2005 – 38%; October 31, 2004 – 54%) of the accounts receivable of the Company were from two customers.

Related Party Transactions

During the year ended October 31, 2005, the Company sold equipment for $16,050 (2004 - $6,420; 2003 - $nil) to companies controlled by the shareholders or by family members of the shareholders. In 2004, the Company advanced $40,000 to the related party and was repaid prior to October 31, 2004.

The related party transactions have been recorded at exchange amounts.

The due from related party is unsecured, interest free and repayable on demand. The companies are related, as they are controlled by common shareholders.

Critical Accounting Estimates and Accounting Policies

Critical Accounting Estimates

As a normal part of the financial statement preparation process, management is required to make estimates and assumptions based on information available as at the financial statement date. These estimates and assumptions affect the reported amounts of assets and liabilities, the possible disclosure of contingent assets and liabilities at the date of the financial statements and the amount of revenue and expense reported for the period.

Although estimates and assumptions must be made during the financial statement preparation process, it is management's opinion that none of the estimates or assumptions were highly uncertain at the time they were made. The most significant estimate in Murtron Hauling's financial statements is the amortization period for capital equipment.

Accounting Policies

Murtron Hauling prepares its financial statements in accordance with Canadian GAAP. Accounting policies have been applied consistently during all periods included in the financial statements. There were no new accounting policies implemented during the periods presented.

Key Risks and Uncertainties

See "Risk Factors" for a description of key risks and uncertainties.

MANAGEMENT'S DISCUSSION AND ANALYSIS

R Bee Crushing

MANAGEMENT'S DISCUSSION AND ANALYSIS OF R BEE CRUSHING LTD., BERNET VENTURES LTD., AND DAL FINN HOLDINGS LTD.

The following management's discussion and analysis of financial condition and results of operations should be read in conjunction with the audited combined financial statements of R Bee Crushing as at and for the years ended April 30, 2005, 2004 and 2003 and the unaudited combined financial statements of R Bee Crushing as at and for the three and nine months ended January 31, 2006 and 2005 included elsewhere in this prospectus.

These financial statements have been prepared on a combined basis, as they are under common control and managed by a common owner. The balances are presented after elimination of inter-company transactions and balances.

Overview and Net Earnings

R Bee Crushing's results are directly impacted by the overall health of northern Alberta economic development. The company's rock crushing services are employed predominantly by five to six major clients involved in road and infrastructure development in the north. In turn, the overall health of the Western Canadian oil and gas and aggregates industries has an indirect impact on R Bee Crushing as they drive the development in the region. The recent strength in the oil and gas and aggregates industries has steadily increased demand for R Bee Crushing's services.

R Bee Crushing has an upgraded, modern equipment fleet that has contributed to greater productivity and capacity to service the rapidly increasing demand for northern development. As a result of the recent economic trends in the region and R Bee Crushing's ability to capitalize on them, revenue has steadily increased over the past three years. Revenue for the nine months ended January 31, 2006 was $19,740,786 compared to $16,516,711 for the nine months ended January 31, 2005 (19.5% growth). Revenue for the year ended April 30, 2005 was $22,836,900 compared to $14,829,085 for the year ended April 30, 2004 (54.0% growth).

For the nine-month period ending January 31, 2006, R Bee Crushing recognized net earnings of $1,921,511, which represented 9.7% of the period's revenue. For the same period last year, however, R Bee Crushing recognized net earnings of $2,498,355 which represented 15.1% of the period's revenue. The decrease in net margin is primarily the result of significant increases in amortization cost due the increase in capital assets in 2005. Included in the margin decrease is also the effects of rapidly increasing costs, including wages, fuel costs, and insurance costs. Management believes that escalating costs can be passed on to clients and the current differential reflects short-term timing differences and not a general decline in margins. Historically, R Bee Crushing increased its net earnings as a percentage of revenue to 8.5% in 2005 from (3.5%) in 2003.

Reconciliation of Net Earnings to EBITDA and ADJUSTED EBITDA

$000s	Nine months ended Jan. 31, 2006	Nine months ended Jan. 31, 2005	Year ended April 30, 2005	Year ended April 30, 2004	Year ended April 30, 2003
***ADJUSTED EBITDA**	**6,038**	**5,387**	**7,529**	**4,086**	**2,528**
Management bonus	(173)	(145)	(1,898)	(158)	(221)
EBITDA	**5,865**	**5,242**	**5,631**	**3,928**	**2,307**
Amortization	(3,177)	(1,963)	(2,893)	(2,349)	(2,402)
Interest –net	(411)	(269)	(359)	(319)	(347)
Increase in cash surrender value of life insurance	39	-	3	42	50
Income taxes	(394)	(512)	(443)	(136)	54

$000s	Nine months ended Jan. 31, 2006	Nine months ended Jan. 31, 2005	Year ended April 30, 2005	Year ended April 30, 2004	Year ended April 30, 2003
Net Earnings	1,922	2,498	1,939	1,166	(338)

* The terms EBITDA and ADJUSTED EBITDA are not measures recognized by Canadian generally accepted accounting principles ("GAAP") and do not have standardized meanings prescribed by GAAP. ADJUSTED EBITDA is a Non-GAAP measure that in management's opinion represents a better measure of cash liquidity than EBITDA since the bonuses were primarily paid to reduce taxable income to the small business limit.

ADJUSTED EBITDA has increased by 197.8% since 2003.

Reconciliation of EBITDA to Cash Flow from Operations

$000s	Nine months ended Jan. 31, 2006	Nine months ended Jan. 31, 2005	Year ended April 30, 2005	Year ended April 30, 2004	Year ended April 30, 2003
***EBITDA**	**5,865**	**5,242**	**5,631**	**3,928**	**2,307**
Interest – total net	(411)	(269)	(359)	(319)	(347)
Increase in cash surrender value of life insurance	39	-	3	42	50
(Gain) Loss on disposal of equipment	(226)	(647)	(613)	(272)	76
Current income taxes	156	(305)	(276)	(90)	-
Changes in non-cash working capital	(3,448)	(1,220)	(536)	(1,105)	(1,062)
Cash flow from (used in) operations	1,975	2,801	3,850	2,184	1,024

Results of Operations

Revenue and Operating and Administrative Expenses

$000s	Nine months ended Jan. 31, 2006	Nine months ended Jan. 31, 2005	Year ended April 30, 2005	Year ended April 30, 2004	Year ended April 30, 2003
Revenue	**19,741**	**16,517**	**22,837**	**14,829**	**9,658**
Operating and administrative expenses	(13,929)	(11,777)	(15,921)	(11,016)	(7,054)
Earnings after operating and administrative expenses	**5,812**	**4,740**	**6,916**	**3,813**	**2,604**
Earnings percentage	29.4%	28.7%	30.3%	25.7%	27.0%

Revenue

Revenue for the nine months ended January 31, 2006 was $19,740,786 compared to $16,516,711 for the nine months ended January 31, 2005 (19.5% growth). R Bee Crushing also increased its revenue by 136.5% over the period from 2003 to 2005. This growth is primarily a result of:

- *Upgraded equipment*. An upgraded equipment fleet has allowed R Bee Crushing to increase its productivity and capitalize on the economic expansion in Northern Alberta.

- *Increased job rates*. The increased demand has driven an increase in rates.

Operating and Administrative Expenses

R Bee Crushing's operating and administrative expenses increased by 18.3% in the nine months ending January 31, 2006 over the nine months ending January 31, 2005. This increase is primarily as a result of the increased number of jobs performed. The increase in revenue slightly outpaced the increase in operating costs as R Bee Crushing achieved greater cost efficiencies. Operating expenses increased by 125.7% over the years from 2003 to 2005 as compared to a 136.5% increase in revenue.

Earnings after Operating and Administrative Expenses

R Bee Crushing's earnings percentage for the nine months ending January 31, 2006 increased to 29.4% from 28.7% for the nine months ending January 31, 2005. This is consistent with the gradual increase in earnings percentage that R Bee Crushing has been able to achieve over the three years from April 30, 2003 to April 30, 2005.

Other Expenses

$000s	Nine months ended Jan. 31, 2006	Nine months ended Jan. 31, 2005	Year ended April 30, 2005	Year ended April 30, 2004	Year ended April 30, 2003
Amortization	3,177	1,963	2,893	2,349	2,402
Interest – net	411	269	359	319	347
Loss (Gain) on disposal of equipment	(226)	(647)	(613)	(272)	76
Decrease (Increase) in cash surrender value of life insurance	(39)	-	(3)	(42)	(50)
Management bonus	173	145	1,898	158	221
	3,496	1,730	4,534	2,512	2,996

Amortization

Amortization expenses have gradually increased from 2003 to 2005 as a result of upgrading to new equipment.

Interest

Interest has steadily increased over the three-year period and into 2006 as capital leases, long-term debt, and bank indebtedness have increased in conjunction with new equipment purchases.

Management Bonus

Management bonuses are paid to the management to eliminate taxable income over the small business limit.

Income Taxes

$000s	Nine months ended Jan. 31, 2006	Nine months ended Jan. 31, 2005	Year ended April 30, 2005	Year ended April 30, 2004	Year ended April 30, 2003
Current income taxes	(156)	305	276	90	-
Future income taxes	550	207	167	46	(55)
	394	512	443	136	(55)

Current income taxes increased sharply in 2005 due to a large increase in taxable earnings.

Capital Expenditures

$000s	Nine months ended Jan. 31, 2006	Nine months ended Jan. 31, 2005	Year ended April 30, 2005	Year ended April 30, 2004	Year ended April 30, 2003
Capital expenditures	6,486	4,243	5,451	1,397	2,516

R Bee Crushing has invested in additional pieces of equipment since 2003 to meet the increased demand for services. Annual capital additions between 2003 and 2005 have been made at a rate of between 9%-26% of annual revenue. Consequently, as a result of this aggressive expansion, a large portion of R Bee Crushing's equipment is relatively new. Management expects to continue to expand equipment to meet industry demand in such a way as to maximize equipment utilization.

Contractual Obligations – Payments Due by Period

$000s	As at January 31, 2006	As at April 30, 2005				
		< 1 year	1 - 3 Years	4 - 6 Years	Thereafter	Total
Bank indebtedness [1]	2,425	1,598	-	-	-	1,598
Capital leases [2]	4,390	999	2,502	-	-	3,501
Long-term debt [3]	6,897	2,180	1,727	73	-	3,980
Shareholder advances [4]	1,764	758	-	-	-	758
	15,476	5,535	4,229	73	-	9,837

Notes:

(1) Bank indebtedness is described under Note 5 to the April 30, 2005 Combined Financial Statements.
(2) Capital lease obligations are described under Note 7 to the April 30, 2005 Combined Financial Statements.
(3) Long-term debt obligations are described under Note 8 to the April 30, 2005 Combined Financial Statements.
(4) Shareholder advances are described under Note 6 to the April 30, 2005 Combined Financial Statements.

There have been no material changes in contractual obligations during the interim period that are outside the ordinary course of the Company's business. Increase in total debt relates to acquisition of new capital assets.

Liquidity

Operating Cash Flow

R Bee Crushing's cash flow from operating activities for the nine months ending January 31, 2006 decreased by $825,598 from the nine months ending January 31, 2005. This was a result of a decrease in net earnings.

R Bee Crushing's cash flow from operating activities in 2005 increased by $1,666,091 over 2004. Although net earnings only increased by $772,681, changes in non-cash working capital had a strong upward impact.

Working Capital

$000s	As at January 31, 2006	As at April 30, 2005	As at April 30, 2004
Cash	799	481	487
Short-term investments	365	569	207
Accounts receivable	9,004	7,278	4,118
Income tax recoverable	216	-	38
Prepaid expenses	257	94	125
Inventory	896	240	-

Bank indebtedness	(2,425)	(1,598)	(1,132)
Accounts payable and accrued liabilities	(2,954)	(2,355)	(1,408)
Income taxes payable	-	(156)	-
Current portion of capital lease obligations	(1,951)	(999)	(883)
Current portion of long-term debt	(2,928)	(2,180)	(1,508)
Future income taxes	(751)	(276)	(166)
Working capital before accrued management bonus and shareholder advances	**528**	**1,098**	**(122)**
Accrued management bonus	(562)	(1,692)	-
Shareholder advances	(1,765)	(758)	(699)
Working capital	**(1,799)**	**(1,352)**	**(821)**

Working capital before accrued management bonus and shareholder advances has steadily increased from April 30, 2004 to January 31, 2006. However, there is a downward impact on working capital from both the shareholder advances account and the accrued management bonus account; a normalized business structure would therefore have a greater working capital amount.

Financing

R Bee Crushing's primary sources of financing are from four sources: bank indebtedness, long-term debt, capital leases, and shareholder advances.

As at January 31, 2006, R Bee Crushing had $2,425,457 in bank indebtedness. This amount includes $480,000 drawn on the company's overdraft and $1,945,457 drawn on a $2,000,000 operating line of credit, which bears interest at prime plus 1.75%.

As at January 31, 2006, R Bee Crushing had $6,896,373 in long-term debt. The debt is comprised of various bank loans that are secured by heavy equipment and bear interest at various variable and fixed rates (bank prime plus 1.5% to 8.9% fixed).

As at January 31, 2006, R Bee Crushing had $4,390,357 in capital leases. The leases are secured by specific assets of the company. The rates range from 5.8% (fixed) to prime plus 3.0%.

As at January 31, 2006, R Bee Crushing had $1,764,491 due to shareholder outstanding.

Share Capital

$	As at January 31, 2006	As at April 30, 2005	As at April 30, 2004
300 Class A shares	300	300	300
100 Class B shares	100	100	100
	400	**400**	**400**

Financial Instruments

Fair Value

The carrying value of cash and cash equivalents, accounts receivable, income tax receivable, bank indebtedness, accounts payable and accrued liabilities and accrued management bonus, approximate their fair value due to the relatively short period to maturity of the instruments and interest rates attached to the instruments. The fair value of amount shareholder advances is not practicably determinable. The fair value of long-term debt and capital lease obligations approximate carrying values as the interest rates approximate market rates.

Credit risk

The Company is exposed to credit risk on the accounts receivable from its customers. In order to reduce its credit risk, the Company has adopted credit policies that include the analysis of financial position of its customers and the regular review of their credit limits.

During the nine month period ended January 31, 2006, the Company had sales of 74% (unaudited) (year ended April 30, 2005 – 52% (each customer at 24%, 17% and 11%); 2004 – 41% (each customer at 17%, 12% and 12%); 2003 – 50% (each customer at 25%, 18% and 7%)) to three customers. As at January 31, 2006, the Company had accounts receivable of 75% (2005 – 74%; 2004 – 74%) from three customers.

Interest rate risk

The Company is exposed to interest rate price risk in respect of the long-term debt, which bears a fixed rate of interest.

Related Party Transactions

The Company incurred general and administrative expenses of $239,413 and $256,749 (unaudited) with a company under common control during the nine month periods ended January 31, 2006 and 2005, respectively (year ended April 30, 2005 - $341,853; 2004 - $281,999; 2003 - $182,865).

The Company generated rental income of $39,000 (unaudited) with a company under common control during the nine month period ended January 31, 2006 (year ended April 30, 2005 – $nil; 2004 - $nil; 2003 - $nil).

The Company generated interest income of $1,855 (unaudited) with a company under common control during the nine month period ended January 31, 2006 (year ended April 30, 2005 – $1,969; 2004 - $nil; 2003 - $nil).

The related party transactions are in the normal course of operations and are measured at the exchange amount.

Critical Accounting Estimates and Accounting Policies

Critical Accounting Estimates

As a normal part of the financial statement preparation process, management is required to make estimates and assumptions based on information available as at the financial statement date. These estimates and assumptions affect the reported amounts of assets and liabilities, the possible disclosure of contingent assets and liabilities at the date of the financial statements and the amount of revenue and expense reported for the period.

Although estimates and assumptions must be made during the financial statement preparation process, it is management's opinion that none of the estimates or assumptions were highly uncertain at the time they were made. The most significant estimate in R Bee Crushing's financial statements is the amortization period for capital equipment and recoverability of accounts receivable.

Accounting Policies

R Bee Crushing prepares its financial statements in accordance with Canadian GAAP. Accounting policies have been applied consistently during all periods included in the financial statements. There were no new accounting policies implemented during the periods presented.

Key Risks and Uncertainties

See "Risk Factors" for a description of key risks and uncertainties.

S.O.S. Oilfield Safety

MANAGEMENT'S DISCUSSION AND ANALYSIS OF SAFETYMASTER RENTALS CORPORATION.

The following management's discussion and analysis of financial condition and results of operations should be read in conjunction with the audited financial statements of Safetymaster Rentals Corporation as at and for the years ended August 31, 2005, 2004 and 2003 and the unaudited financial statements of Safetymaster Rentals Corporation as at and for the three and six months ended February 28, 2006 and 2005 included elsewhere in this prospectus.

Overview and Net Earnings

S.O.S. Oilfield Safety provides safety equipment rental services and safety services to the oil and gas industry including the supply of air trailers and equipment for use with sour gas wells. Accordingly, the company's results are directly impacted by the overall health of the Western Canadian oil and gas industry. The recent strength in the commodity market has steadily increased demand for S.O.S. Oilfield Safety's equipment.

Since the operations of S.O.S. Oilfield Safety are directly effected by the oil and gas industry, weather can have a direct impact on the company. Oil and gas drilling activity is generally stronger November through March. Wet weather in the spring and early summer months hinder the activity, which regains strength in July and August. As a result, S.O.S. Oilfield Safety typically runs at greater utilization rates during the winter, summer, and fall and at weaker utilization rates for spring and early summer. Therefore, a longer, colder winter and drier spring and summer enhances S.O.S. Oilfield Safety's results.

Revenue for the six months ended February 28, 2006 was \$3,610,389 compared to \$2,680,084 for the six months ended February 28, 2005 (34.7% growth). Revenue for the year ended August 31, 2005 was \$4,612,493 compared to \$3,274,653 for the year ended August 31, 2004 (40.9% growth). The growth is primarily a function of the increased activity in the Alberta oil and gas industry, an increased sales staff, increased rates, and an increased equipment fleet to meet additional demand.

S.O.S. Oilfield Safety's net earnings have steadily increased over the past 3 years as a result of increased sales from \$151,380 in 2003 to \$319,082 in 2005. S.O.S. Oilfield Safety pays management bonuses to its management, however, primarily to reduce taxable income to the small business limit. A portion of such bonuses are reinvested in Safetymaster Rentals (S.O.S.) by way of shareholder advances.

Reconciliation of Net Earnings to EBITDA and ADJUSTED EBITDA

$000s	Six Months ended February 28, 2006	Six Months ended February 28, 2005	Year ended August 31, 2005	Year ended August 31, 2004	Year ended August 31, 2003
***ADJUSTED EBITDA**	**1,363**	**1,042**	**1,465**	**975**	**407**
Management Bonus	(922)	(736)	(881)	(478)	(18)
***EBITDA**	**441**	**306**	**584**	**497**	**389**
Amortization	(123)	(86)	(173)	(281)	(193)
Interest	(5)	(7)	(15)	(15)	-
Income taxes	(44)	(43)	(77)	(36)	(45)
Net Earnings	**269**	**170**	**319**	**165**	**151**

* The terms EBITDA and ADJUSTED EBITDA are not measures recognized by Canadian generally accepted accounting principles ("GAAP") and do not have standardized meanings prescribed by GAAP. ADJUSTED EBITDA is a Non-GAAP measure that in management's opinion represents a better measure of cash liquidity than EBITDA since the bonuses were primarily paid to reduce taxable income to the small business limit.

ADJUSTED EBITDA has increased by 260% since 2003.

Reconciliation of EBITDA to Cash Flow from Operations

$000s	Six Months ended February 28, 2006	Six Months ended February 28, 2005	Year ended August 31, 2005	Year ended August 31, 2004	Year ended August 31, 2003
***EBITDA**	**441**	**306**	**584**	**497**	**389**
Interest	(5)	(7)	(15)	(15)	-
(Gain) loss on disposal of equipment	(18)	15	9	(26)	(62)
Current Income taxes	(45)	(39)	(66)	(42)	(41)
Changes in non-cash working capital	(687)	(353)	227	190	84
Cash flow from (used in) operations	**(314)**	**(78)**	**739**	**604**	**370**

Results of Operations

Revenue and Operating and Administrative Expenses

$000s	Six Months ended February 28, 2006	Six Months ended February 28, 2005	Year ended August 31, 2005	Year ended August 31, 2004	Year ended August 31, 2003
Revenue	**3,610**	**2,680**	**4,612**	**3,275**	**2,257**
Operating and Administrative Expenses	(2,265)	(1,624)	(3,139)	(2,325)	(1,912)
Earnings after Operating and Administrative Expenses	**1,345**	**1,056**	**1,473**	**950**	**345**
Earnings percentage	**37.2%**	**39.4%**	**31.9%**	**29.0%**	**15.3%**

Revenue

Revenue for the six months ended February 28, 2006 was $3,610,389 compared to $2,680,084 for the six months ended February 28, 2005 (34.7% growth). S.O.S. Oilfield Safety has also increased its revenue by 104.3% over the period from 2003 to 2005. The growth is primarily a result of:

- *Increased demand.* The demand for safety supervision services and equipment rentals in the Western Canadian Sedimentary Basin has increased with the increase of wells drilled. There were 21,841, 22,729, 24,800, and 26,725 (estimated by the CAPP) rig-released wells drilled in Western Canada for 2003, 2004, 2005, and 2006E respectively. This growth in drilling activity reflects a 13.5% increase over the period from 2003 to 2005.

- *Additional equipment.* S.O.S. Oilfield Safety increased its equipment fleet throughout 2004 and 2005.

- *Increased rates.* The increased demand has driven an increase in rates.

- *Increased sales force.* S.O.S. Oilfield Safety expanded its sales staff in 2005.

Cost of Rentals

S.O.S. Oilfield Safety's operating and administrative expenses increased by 39.5% in the six months ending February 28, 2006 over the six months ending February 28, 2005. This increase is primarily as a result of the increased rental sales. As a percentage of revenue, however, operating and administrative expenses is increasing due to rising wages and fuel costs. Management believes that escalating costs can be passed on to clients and the current differential reflects short term timing differences and not a general decline in margins. Operating and administrative expenses increased 64.3% over the years from 2003 to 2005 as compared to a 104.3% increase in revenue.

Earnings After Operating and Administrative Expenses

S.O.S. Oilfield Safety's earnings percentage for the six months ending February 28, 2006 was 37.2%, which was fairly consistent with the earnings percentage for the six months ending February 28, 2005 of 39.4%. Over the three-year period S.O.S. Oilfield Safety has been able to expand its earnings percentage from 15.3% in 2003 to 31.9% in 2005.

Other Expenses

$000s	Six Months ended February 28, 2006	Six Months ended February 28, 2005	Year ended August 31, 2005	Year ended August 31, 2004	Year ended August 31, 2003
Amortization	123	86	173	281	193
Interest	5	7	15	15	-
Loss (Gain) on disposal of equipment	(18)	15	9	(26)	(62)
Management Bonus	922	736	881	478	18
	1,032	**844**	**1,078**	**748**	**149**

Amortization

Amortization has fluctuated over the three-year period as S.O.S. Oilfield Safety has sold and acquired new equipment. S.O.S. Oilfield Safety uses both operating leases and cash purchases to acquire new equipment. The equipment is amortized using the declining balance method over the estimated useful lives of the equipment at a 15% rate.

Interest

The interest expense has remained fairly constant throughout the three year period. S.O.S. Oilfield Safety pays interest on a line of credit, callable debt, and two long-term loans. The line of credit bears interest at prime plus 1.0% and there was an outstanding balance of $484,909 as at February 28, 2006. The callable debt bears interest at prime plus 1.25% and there was an outstanding balance of $16,219 as at February 28, 2006. S.O.S. Oilfield Safety has a long-term loan that bears interest at prime plus 1.5% and there was an outstanding balance of $250,000 as at February 28, 2006. S.O.S. Oilfield Safety has secured another long-term loan that bears interest at prime plus 2.5% and there was no outstanding balance as at February 28, 2006.

Management Bonus

Management bonuses are paid to the management of Safetymaster Rentals (SOS) to eliminate taxable income over the small business limit.

Income Taxes

$000s	Six Months ended February 28, 2006	Six Months ended February 28, 2005	Year ended August 31, 2005	Year ended August 31, 2004	Year ended August 31, 2003
Current Income Taxes	(45)	(39)	(66)	(42)	(41)
Future Income taxes	1	(4)	(11)	6	(4)
	(44)	(43)	(77)	(36)	(45)

Current income taxes remained under the small business limit for the three year period due to management bonus, which reduces taxable income.

Capital Expenditures

$000s	Six Months ended February 28, 2006	Six Months ended February 28, 2005	Year ended August 31, 2005	Year ended August 31, 2004	Year ended August 31, 2003
Capital expenditures	**701**	**254**	**278**	**958**	**330**

S.O.S. Oilfield Safety has financed capital additions by way of bank indebtedness, callable debt and long-term debt.

Contractual Obligations – Payments Due by Period

	As at February 28, 2006	As at August 31, 2005				
$000's	Total	< 1 year	1 - 3 Years	4 - 6 Years	Thereafter	Total
Bank indebtedness [1]	485	-	-	-	-	-
Shareholder advances [2]	250	1	-	-	-	1
Long-term debt [3]	250	35	-	-	-	35
Callable debt [4]	16	21	-	-	-	21
	1,001	57	-	-	-	57
Operating leases [5]		66	198	38	-	302
		123	198	38	-	359

Notes:

(1) Bank indebtedness is described under Note 5 to the August 31, 2005 Financial Statements.
(2) Shareholder advances are described under Note 6 to the August 31, 2005 Financial Statements.
(3) Long-term debt obligations are described under Note 8 to the August 31, 2005 Financial Statements.
(4) Callable debt is described under Note 7 to the August 31, 2005 Financial Statements.
(5) Operating leases are described under Note 10 to the August 31, 2005 Financial Statements. There have been no material changes in operating leases during the interim period that are outside ordinary course of the company's business.

Liquidity

Operating Cash Flow

S.O.S. Oilfield Safety's cash flow from operating activities for the six months ending February 28, 2006 decreased by $235,845 from the six months ending February 28, 2005. Although net earnings actually increased, changes in non-cash working capital more than offset the change.

S.O.S. Oilfield Safety's cash flow from operating activities in 2005 increased by $135,296 from 2004. An increase and net earnings and changes in non-cash working capital were responsible for the change.

Working Capital

$000s	As at February 28, 2006	As at August 31, 2005	As at August 31, 2004
Cash	-	156	-
Accounts receivable	1,897	1,033	789
Prepaid expenses	24	51	50
Bank indebtedness	(485)	-	(232)
Accounts payable and accrued liabilities	(342)	(345)	(192)
Income taxes payable	(29)	(27)	-
Callable debt	(16)	(21)	(84)
Current portion of long-term debt	(121)	(35)	(101)
Working capital before shareholder advances, accrued management bonus, and due to related parties	**928**	**812**	**230**
Due to related parties	(3)	(3)	(101)
Accrued management bonuses	(922)	(771)	(478)
Shareholder advances	(251)	(1)	(99)
Working capital	**(248)**	**37**	**(448)**

S.O.S. Oilfield Safety pays management bonuses to reduce taxable income to the small business limit. A portion of this bonus is loaned back to S.O.S. Oilfield Safety resulting in an increase to shareholder advances. Thus, there is a downward impact on working capital from both the shareholder advance account and the accrued management bonus account; a normalized business structure would therefore have a greater working capital amount.

Working capital before shareholder advances, accrued management bonuses, and due to related parties has steadily improved since August 31, 2004.

Financing

S.O.S. Oilfield Safety's primary sources of financing are from four sources: operating line of credit, long-term debt, callable debt, and shareholder loans.

As at February 28, 2006, S.O.S. Oilfield Safety had $484,909 outstanding on its operating line of credit. The operating line of credit is secured by a general security agreement covering all the assets of the company. The operating line bears interest at prime plus 1.0% and has maximum borrowings of $600,000.

The long-term debt is comprised of two loans from a company controlled by a family member of a shareholder of S.O.S. Oilfield Safety. As at February 28, 2006, S.O.S. Oilfield Safety has an outstanding balance of $250,000 on one of the two loans, which bears interest at prime plus 1.5% (the other loan, which has no outstanding balance, bears interest at prime plus 2.5%). The outstanding balance is repayable in monthly installments of $11,108, which include interest.

As at February 28, 2006, S.O.S. Oilfield Safety had $16,219 outstanding in callable debt. The callable debt bears interest at a rate of prime plus 1.25% and is repayable in monthly installments of $900.

Share Capital

$	As at February 28, 2006	As at August 31, 2005	As at August 31, 2004
100 Class A shares	100	100	100

Financial Instruments

Fair Value

The carrying value of cash and cash equivalents, accounts receivable, bank indebtedness, accounts payable and accrued liabilities, accrued management remuneration, callable debt and long-term debt, approximate their fair value due to the relatively short period to maturity of the instruments and interest rates attached to the instruments. The fair value of amounts due to (from) related parties and shareholder advances are not practicably determinable since they do not have any specified terms.

Credit risk

The Company is exposed to credit risk on the accounts receivable from its customers. In order to reduce its credit risk, the Company has adopted credit policies which include the analysis of financial position of its customers and the regular review of their credit limits.

During the period ended February 28, 2006, 35% (unaudited) (February 28, 2005 – 36%; (unaudited); August 31, 2005 – 32%; August 31, 2004 – 22%; August 31, 2003 – 35%) of the Company's sales were to two customers. As at February 28, 2006, the Company had accounts receivable of 45% (August 31, 2005 – 31%; 2004 – 41%) from two customers.

Related Party Transactions

	Six months ended February 28		Three months ended February 28,		Years ended August 31,		
	2006	2005	2006	2005	2005	2004	2003
	$ (unaudited)	$ (unaudited)	$ (unaudited)	$ (unaudited)	$	$	$
General and administrative expense paid to company controlled by a family member of a shareholder	76,349	21,600	31,455	30,808	154,040	100,863	30,947
Paid to a family member of a shareholder	33,000	36,000	16,500	18,000	101,800	111,302	109,456
Paid to company 50% owned by a shareholder	-	-	-	-	5,400	-	9,447
Accounts payable owed to companies controlled by a family member of a shareholder	13,667	20,025	13,667	15,037	105,470	47,652	24,611
Management fees received from company by a family member of a shareholder	-	-	-	-	20,000	200	100,000

These transactions have been recorded at the exchange amount.

Critical Accounting Estimates and Accounting Policies

Critical Accounting Estimates

As a normal part of the financial statement preparation process, management is required to make estimates and assumptions based on information available as at the financial statement date. These estimates and assumptions

affect the reported amounts of assets and liabilities, the possible disclosure of contingent assets and liabilities at the date of the financial statements and the amount of revenue and expense reported for the period.

Although estimates and assumptions must be made during the financial statement preparation process, it is management's opinion that none of the estimates or assumptions were highly uncertain at the time they were made. The most significant estimate in S.O.S. Oilfield Safety's financial statements is the amortization period for capital equipment.

Accounting Policies

S.O.S. Oilfield Safety prepares its financial statements in accordance with Canadian GAAP. Accounting policies have been applied consistently during all periods included in the financial statements. There were no new accounting policies implemented during the periods presented.

Key Risks and Uncertainties

See "Risk Factors" for a description of key risks and uncertainties.

MANAGEMENT'S DISCUSSION AND ANALYSIS

Neuwest Equipment

MANAGEMENT'S DISCUSSION AND ANALYSIS OF NEUWEST EQUIPMENT RENTALS INC.

The following management's discussion and analysis of financial condition and results of operations should be read in conjunction with the audited financial statements of Neuwest Equipment Rentals Inc. as at and for the years ended October 31, 2005, 2004 and 2003 and the unaudited financial statements of Neuwest Equipment Rentals Inc. as at and for the three months ended January 31, 2006 and 2005 included elsewhere in this prospectus.

These financial statements are prepared on the going concern basis, which assumes that the Company will be able to realize its assets and discharge its liabilities in the normal course of business for the foreseeable future. The Company expects to continue normal operations with continued shareholder support, the Company receiving future financing(1) and the Company renting equipment to a related party.(2) The outcome of these events is uncertain at this time. These financial statements do not include any adjustments to the amounts and classification of assets and liabilities that may be necessary should the Company be unable to continue as a going concern. These adjustments may be material.

Note:

(1) Subsequent events are described under Note 16 to the October 30, 2005 financial statements.

(2) Related Party disclosure is described under Note 13 to the October 31, 2005 financial statements.

Overview and Net Earnings

Neuwest Rentals' provides a fleet of heavy construction equipment to the Grande Prairie area oil and gas and construction sector. Its results are directly impacted by the overall health of the Western Canadian oil and gas industry. The recent strength in the commodity market has steadily increased demand for Neuwest Rentals' equipment.

The effects of weather usually have a direct impact on Neuwest Rentals. Oil and gas drilling activity is generally stronger November through March. Wet weather in the spring and early summer months hinder the activity, which regains strength in July and August. As a result, Neuwest Rentals typically runs at close to 100% utilization eight months of the year (winter, summer, and fall) and at approximately 50% utilization for four months of the year (spring and early summer). Therefore, a longer, colder winter and drier spring and summer enhances Neuwest Rentals' results. Revenue for the three months ended January 31, 2006 was $1,158,090 compared to $410,186 for the three months ended January 31, 2005 (182.3% growth). Revenue for the year ended October 31, 2005 was $2,081,517 compared to $1,376,210 for the year ended October 31, 2004 (51.2% growth). The growth is primarily a function of the increased activity in the Alberta oil and gas industry and an increased equipment fleet to meet additional demand.

While Neuwest Rentals' net earnings have steadily increased over the past 3 years as a result of increased sales, the company pays management bonuses via its employee profit sharing plan to its shareholders to reduce taxable income to the small business limit. A significant portion of such bonuses are reinvested back into Neuwest Rentals by way of shareholder advances.

Reconciliation of Net Earnings to EBITDA and EBITDA before employee profit plan expense

$000s	Three months ended January 31, 2006	Three months ended January 31, 2005	Year ended October 31, 2005	Year ended October 31, 2004	Year ended October 31, 2003
***ADJUSTED EBITDA**	621	193	825	173	(3)
Management bonus	(10)	-	(375)	-	-
***EBITDA**	611	193	450	173	(3)
Amortization	(400)	(8)	(203)	(7)	(6)
Interest -- net	(31)	-	7	-	-
Income taxes	(29)	(30)	(34)	(23)	-
Net Earnings	151	155	220	143	(9)

* The terms EBITDA and ADJUSTED EBITDA are not measures recognized by Canadian generally accepted accounting principles ("GAAP") and do not have standardized meanings prescribed by GAAP. ADJUSTED EBITDA is a Non-GAAP measure that in management's opinion represents a better measure of cash liquidity than EBITDA since the bonuses were primarily paid to reduce taxable income to the small business limit.

ADJUSTED EBITDA expense has drastically increased over the past three years.

Reconciliation of EBITDA to Cash Flow from Operations

$000s	Three months ended January 31, 2006	Three months ended January 31, 2005	Year ended October 31, 2005	Year ended October 31, 2004	Year ended October 31, 2003
***EBITDA**	611	193	450	173	(3)
(Gain) loss on disposal of equipment	-	(11)	(11)	-	-
Interest -- net	(31)	-	7	-	-
Current Income taxes	(91)	(30)	(63)	(23)	-
Changes in non-cash working capital	(349)	(102)	(622)	(80)	14
Cash flow from (used in) operations	140	50	(239)	70	11

Results of Operations

Revenue and Cost of Rentals

$000s	Three months ended January 31, 2006	Three months ended January 31, 2005	Year ended October 31, 2005	Year ended October 31, 2004	Year ended October 31, 2003
Revenue	1,158	410	2,082	1,376	426
Cost of Rentals	(486)	(193)	(1,088)	(937)	(402)
Gross Margin	672	217	994	439	24
Gross Margin %	58.0%	52.9%	47.7%	31.9%	5.6%

Revenue

Revenue for the three months ended January 31, 2006 was $1,158,090 compared to $410,186 for the three months ended January 31, 2005 (182.3% growth). Neuwest Rentals has also increased its revenue by 51.2% over the years from 2004 to 2005. The growth is primarily a result of:

- *Increased demand.* The demand for equipment rentals in the Western Canadian Sedimentary Basin has increased with the increase of wells drilled. There were 21,841, 22,729, 24,800, and 26,725 (estimated by the CAPP) rig-released wells drilled in Western Canada for 2003, 2004, 2005, and 2006E respectively. This growth in drilling activity reflects a 13.5% increase over the period from 2003 to 2005.

- *Additional equipment.* Neuwest Rentals increased its equipment fleet throughout 2004 and 2005 by way of operating and capital leases on the equipment. As at 2005 year end Neuwest Rentals has a fleet size of 31 pieces.

- *Increased rental rates.* The increased demand has driven rental rates up modestly over the three-year period.

Cost of Rentals

Neuwest Rentals' cost of rentals increased by 151.8% in the three months ending January 31, 2006 over the three months ending January 31, 2005. This increase is primarily as a result of the increased rental sales. As a percentage of revenue, however, cost of rentals is decreasing due to greater utilization rates and an increase in capital leases as opposed to operating leases. Cost of rentals only increased 171% over the years from 2003 to 2005 as compared to a 389.1% increase in revenue. Cost of rentals also remains very low because most equipment is covered by manufacturer's warranty for defects, and most repairs and maintenance are paid by the customer. Due to the nature of the business, rentals are generally required to be late model equipment, and therefore older machinery that would normally incur higher costs associated with maintenance are not usually retained in the business. This equipment is typically disposed of when hour usage on the equipment reaches certain utilization levels that maximize the return on ultimate sale.

Gross Margin

Neuwest Rentals' gross margin for the three months ending January 31, 2006 increased to 58.0% from 52.9% over the same period in 2005. The increase was primarily a result of higher utilization rates and a greater use of capital leases as opposed to operating leases. Over the three-year period Neuwest Rentals has been able to drastically increase its gross margin (5.6% in 2003 to 47.7% in 2005).

Administrative Expenses

$000s	Three months ended January 31, 2006	Three months ended January 31, 2005	Year ended October 31, 2005	Year ended October 31, 2004	Year ended October 31, 2003
Administrative Expenses	51	24	168	266	27

Administrative expenses remain very low as a percentage of revenue because Neuwest employs only a small number of sales and maintenance personnel to service the equipment. Addition of more equipment does not require the proportionate increase in manpower that is normally associated with the operation of that equipment. The only major other administrative expense that has increased in-line with sales is insurance for the equipment fleet.

Other Expenses

$000s	Three months ended January 31, 2006	Three months ended January 31, 2005	Year ended October 31, 2005	Year ended October 31, 2004	Year ended October 31, 2003
Amortization	400	8	203	7	6
Interest - net	31	-	(7)	-	-
Loss (Gain) on disposal of equipment	-	(11)	(11)	-	-
Employee profit plan expense	10	-	375	-	-
	441	(3)	560	7	6

Amortization

Amortization began to increase in 2005 due to the increased use of capital leases as opposed to operating leases. Neuwest Rentals added nine capital leases during 2005 and the three-month period ending January 31, 2006. As at January 31, 2006, Neuwest Rentals had $2,400,884 in outstanding capital leases versus $0 outstanding as at October 31, 2004. Also, Neuwest Rentals made capital asset purchases of $44,427 during 2005 and $41,570 during the three-month period ending January 31, 2006.

Interest

The increase in interest expense relates primarily to the increase in capital leases in 2005. The capital leases bear interest at rates between 5.9% and 6.7%. Neuwest Rentals also has a long-term loan used for the purchase of equipment, the loan bears interest at 7.5% and the outstanding balance as at January 31, 2006 was $35,160.

Management Bonus

Employee profit plan expenses are paid by way of bonuses to the management of Neuwest Rentals primarily to eliminate taxable income over the small business limit.

Income Taxes

$000s	Three months ended January 31, 2006	Three months ended January 31, 2005	Year ended October 31, 2005	Year ended October 31, 2004	Year ended October 31, 2003
Current Income Taxes	91	30	63	23	-
Future Income Taxes	(62)	-	(29)	-	-
	29	30	34	23	-

Current income taxes have increased due to the growth in revenue, but have been impacted due to management bonuses, which reduces taxable income under the small business limit for the three-year period.

Capital Expenditures

$000s	Three months ended January 31, 2006	Three months ended January 31, 2005	Year ended October 31, 2005	Year ended October 31, 2004	Year ended October 31, 2003
Capital expenditures	42	-	44	19	-

Neuwest Rentals capital expansion in the past has primarily been financed by way of leases on its rental equipment. The company has financed this expansion by using both operating and capital leases, however the majority of expansions has been by way of operating leases. Its capital expenditures have therefore remained very low throughout the past three years.

Contractual Obligations – Payments Due by Period

	As at January 31, 2006	As at October 31, 2005				
$000's	Total	< 1 year	1 - 3 Years	4 - 6 Years	Thereafter	Total
Capital Leases [1]	2,401	245	800	130	-	1,175
Shareholder advances [2]	529	404	-	-	-	404
Long-term debt [3]	35	23	18	-	-	41
Employee Profit Sharing Plan [4]	375	375	-	-	-	375
	3,340	1,047	818	130	-	1,995
Operating Leases [5]		933	2,194	162	-	3,289
		1,980	3,012	292	-	5,284

Notes:

(1) Capital lease obligations are described under Note 6 to the October 31, 2005 Financial Statements.
(2) Shareholder advances are described under Note 7 to the October 31, 2005 Financial Statements.
(3) Long-term debt obligations are described under Note 5 to the October 31, 2005 Financial Statements.
(4) The employee profit sharing plan are described under Note 8 to the October 31, 2005 Financial Statements.
(5) Operating leases are described under Note 10 to the October 31, 2005 Financial Statements.

There have been no material changes in contractual obligations during the interim period that are outside the ordinary course of the Company's business.

Liquidity

Operating Cash Flow

Neuwest Rentals' cash flow from operating activities for the three months ending January 31, 2006 increased by $89,954 from the three months ending January 31, 2005. Although net earning actually decreased slightly, the non-cash amortization expense was the primary difference in annual earnings.

Neuwest Rentals' cash flow from operating activities in 2005 decreased by $308,281 from 2004. Although net earnings and EBITDA increased over the same period, a large increase in accounts receivable more than offset the increase.

Working Capital

$000s	As at January 31, 2006	As at October 31, 2005	As at October 31, 2004
Cash	113	168	29
Accounts receivable	1,177	778	127
Prepaid expenses and deposits	53	-	-
Accounts payable and accrued liabilities	(64)	(-)	(3)
Income taxes payable	(107)	(63)	(23)
Current portion of long-term debt	(25)	(24)	-
Current portion of capital leases	(1,416)	(245)	-
Working capital before shareholder advances and employee profit sharing plan	**(269)**	**614**	**130**
Shareholder advances	(529)	(404)	(37)
Employee profit sharing plan expense	(375)	(375)	-
Working capital	**(1,173)**	**(165)**	**93**

Neuwest Rentals pays bonuses via its employee profit sharing plan annually to reduce taxable income to the small business limit. A significant portion of these bonuses are reinvested in Neuwest Rentals resulting in an increase to the shareholder advances. Thus, there is a downward impact on working capital from the shareholder advances and management bonuses account; a normalized business structure would therefore have a greater working capital amount.

Working capital has fluctuated over the past three years due to large changes in capital leases and accounts receivable associated with the growth in the operation.

Financing

Neuwest Rentals' primary sources of financing are from three sources: capital leases, long-term debt, and shareholder advances.

As at January 31, 2006, Neuwest Rentals had $2,400,384 in capital leases. The leases are secured by the related capital assets. The rates range from 5.9% to 6.7% and differing maturities up to December 31, 2010.

As at January 31, 2006, Neuwest Rentals had $35,160 in long-term debt. The debt is a 24-month loan used for equipment purchases, which bears interest at a rate of 7.5%.

Shareholder advances increased by $125,000 from October 31, 2005 to January 31, 2006. These advances have been used for working capital purposes and to partially fund capital asset additions. These advances are unsecured, interest free, and repayable on demand.

Share Capital

$	As at January 31, 2006	As at October 31, 2005	As at October 31, 2004
Common shares	500	500	500

Financial Instruments

Fair Value

The carrying value of cash, accounts receivable, interest receivable and accounts payable and accrued liabilities approximate their fair value due to the relatively short period to maturity of the instruments. The fair value of shareholder advance and due to employee profit sharing plan is not practicably determinable since it does not have any specified terms. The fair value of long-term debt, capital lease obligation and deposit in trust approximates carrying value as the interest rates applicable to these loans approximate market rates.

Credit risk

The Company is exposed to credit risk on the accounts receivable from its customers. In order to reduce its credit risk, the Company has adopted credit policies that include the analysis of financial position of its customer and the regular review of their credit limits.

As at January 31, 2006, 92% (unaudited) (October 31, 2005 – 81%; October 31, 2004 – 73%) of the accounts receivable of the Company was from three customers.

Interest rate risk

The Company is exposed to interest rate price risk in respect of its capital long-term debt, which bear fixed rates of interest.

Related Party Transactions

The Company entered into a number of related party transactions with companies controlled by the shareholders or companies controlled by family members of the shareholders, which were a part of the normal course of operations. Such transactions included revenues of $276,183 for the interim period ending January 31, 2005 (unaudited) (years ending October 31, 2005 - $951,082; 2004 - $1,247,666; 2003 - $394,899). For the period of January 31, 2006, there were not related party revenues earned.

The Company also entered into incurred consulting fees with a related party for the amount of $24,000 and $15,000 for the three month period ending January 31, 2006 and 2005, respectively (unaudited) (years ending October 31, 2005 - $96,000; 2004 - $nil).

As at October 31, 2005, outstanding accounts receivable from related parties amounted to $288,424 (2004 - $27,147). No amounts are outstanding at January 31, 2006.

All related party transactions have been recorded at the exchange amount.

Critical Accounting Estimates and Accounting Policies

Critical Accounting Estimates

As a normal part of the financial statement preparation process, management is required to make estimates and assumptions based on information available as at the financial statement date. These estimates and assumptions affect the reported amounts of assets and liabilities, the possible disclosure of contingent assets and liabilities at the date of the financial statements and the amount of revenue and expense reported for the period.

Although estimates and assumptions must be made during the financial statement preparation process, it is management's opinion that none of the estimates or assumptions were highly uncertain at the time they were made. The most significant estimate in Neuwest Rentals' financial statements is the amortization period for capital equipment and the going concern assumption.

Accounting Policies

Neuwest Rentals prepares its financial statements in accordance with Canadian GAAP. Accounting policies have been applied consistently during all periods included in the financial statements. There were no new accounting policies implemented during the periods presented.

Key Risks and Uncertainties

See "Risk Factors" for a description of key risks and uncertainties.

MANAGEMENT'S DISCUSSION AND ANALYSIS

Northern Tractor Sales and Rentals

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FITZPATRICK CO. LTD. AND NORTHERN TRACTOR SALES & RENTAL CO. LTD. OPERATED AS "NORTHERN TRACTOR SALES & RENTAL"

The following management's discussion and analysis of financial condition and results of operations should be read in conjunction with the audited combined financial statements of Northern Tractor Sales & Rental as at and for the years ended September 30, 2005, 2004 and 2003 and the unaudited combined financial statements of Northern Tractor Sales & Rental as at and for the three and six months ended March 31, 2006 and 2005 included elsewhere in this prospectus.

These financial statements have been prepared on a combined basis, as they are under common control and managed by a common owner. The balances are presented after elimination of inter-company transactions and balances.

These combined financial statements are prepared on a going concern basis, which assumes that the Company will be able to realize its assets and discharge its liabilities in the normal course of business for the foreseeable future. The Company expects to continue normal operations with continued shareholder support and assuming the bank indebtedness not being demanded by the lender, the Company receiving future financing.[(1)] The lender demanding repayment may result in the Company selling property and equipment to settle the debt, which would alter current operations. The lender has not presently indicated any intention to demand repayment. The outcome of these events is uncertain at this time. These combined financial statements do not include any adjustments to the amounts and classification of assets and liabilities that may be necessary should the Company be unable to continue as a going concern. These adjustments may be material.

The Company's business is considered to have some seasonality, with peak levels generally in the first and fourth calendar year quarters.

Note:

(1) Subsequent events are describe under Note 15 to the September 30, 2005 combined Financial Statements.

Overview and Net Earnings

Northern Tractor provides a fleet of heavy construction equipment to the Grande Prairie area oil and gas and construction sector. Consequently its results are directly impacted by the overall health of the Western Canadian oil and gas industry. The recent strength in the commodity market has steadily increased demand for Northern Tractor's equipment.

The effects of weather usually have a direct impact on Northern Tractor. Northern Tractor has an extensive equipment fleet; a good portion of which is comprised of earth moving equipment. Thus, Northern Tractor's high season is summer, when its utilization rates are boosted by the summer drilling season and earth moving equipment rentals. Northern Tractor is also busy in the winter, which is the peak drilling season in the Western Canadian Sedimentary Basin. Wet weather in the spring and equipment relocation in the fall hinders the activity during those periods. Therefore, a longer, colder winter and drier spring and summer enhances Northern Tractor's results.

Revenue for the six months ended March 31, 2006 was $5,102,565 compared to $3,156,346 for the six months ended March 31, 2005 (61.7% growth). Revenue for the year ended September 30, 2005 was $6,432,768 compared to $5,365,723 for the year ended September 30, 2004 (19.9% growth). The growth is primarily a function of the increased activity in the Western Canadian Sedimentary Basin, the Athabasca oil sands, and an increased equipment fleet to meet additional demand.

Northern Tractor's net earnings have steadily increased over the past 3 years as a result of increased sales. Northern Tractor pays management bonuses to its management, however, to reduce taxable income to the small business limit. A portion of such bonuses are reinvested in Northern Tractor by way of shareholder advances.

Reconciliation of Net Earnings to EBITDA and ADJUSTED EBITDA

$000s	Six months ended March 31, 2006	Six months ended March 31, 2005	Year ended September 30, 2005	Year ended September 30, 2004	Year ended September 30, 2003
***ADJUSTED EBITDA**	**3,814**	**2,363**	**3,962**	**3,152**	**3,005**
Management Bonus	(2,000)	(332)	(456)	(217)	(380)
***EBITDA**	**1,814**	**2,031**	**3,506**	**2,935**	**2,625**
Amortization	(1,131)	(837)	(1,859)	(1,736)	(1,626)
Interest – net	(232)	(116)	(308)	(247)	(164)
Income taxes	(72)	(174)	(220)	(168)	(147)
Net Earnings	**379**	**904**	**1,119**	**784**	**688**

* The terms EBITDA and ADJUSTED EBITDA are not measures recognized by Canadian generally accepted accounting principles ("GAAP") and do not have standardized meanings prescribed by GAAP. ADJUSTED EBITDA is a Non-GAAP measure that in management's opinion represents a better measure of cash liquidity than EBITDA since the bonuses was primarily paid to reduce taxable income to the small business limit.

ADJUSTED EBITDA has steadily increased over the past three years.

Reconciliation of EBITDA to Cash Flow from Operations

$000s	Six months ended March 31, 2006	Six months ended March 31, 2005	Year ended September 30, 2005	Year ended September 30, 2004	Year ended September 30, 2003
***EBITDA**	**1,814**	**2,031**	**3,506**	**2,935**	**2,625**
Interest – net	(232)	(116)	(308)	(247)	(164)
(Gain) loss on disposal of equipment	(814)	(261)	(449)	(328)	(294)
Current Income taxes	-	(13)	(100)	(148)	(6)
Write down of Investments	-	-	-	-	100
Changes in non-cash working capital	1,239	(464)	6	4	245
Cash flow from (used in) operations	**2,007**	**1,177**	**2,655**	**2,216**	**2,506**

Results of Operations

Revenue and Operating and Administrative Expenses

$000s	Six months ended March 31, 2006	Six months ended March 31, 2005	Year ended September 30, 2005	Year ended September 30, 2004	Year ended September 30, 2003
Revenue	5,103	3,156	6,433	5,366	5,209
Operating and Administrative Expenses	(1,288)	(793)	(2,470)	(2,214)	(2,104)
Earnings after Operating and Administrative Expenses	3,815	2,363	3,963	3,152	3,105
Earnings percentage	74.7%	74.9%	61.6%	58.7%	59.6%

Revenue

Revenue for the six months ended March 31, 2006 was $5,102,565 compared to $3,156,346 for the six months ended March 31, 2005 (61.7% growth). Northern Tractor has also increased its revenue by 23.5% over the period from 2003 to 2005. The growth is primarily a result of:

- *Increased demand and utilization.* The demand for equipment rentals in the Western Canadian Sedimentary Basin has increased with the increase of wells drilled. There were 21,841, 22,729, 24,800, and 26,725 (estimated by the CAPP) rig-released wells drilled in Western Canada for 2003, 2004, 2005, and 2006E respectively. This growth in drilling activity reflects a 13.5% increase over the period from 2003 to 2005.

- *Additional equipment.* Northern Tractor increased its equipment fleet throughout 2004 and 2005. As at March 31, 2006, Northern Tractor had increased its fleet to 53 pieces up from 40 at of September 30, 2005.

- *Increased rental rates.* The increased demand has driven rental rates up approximately 10% over the past year.

Operating and Administrative Expenses

Northern Tractor's operating and administrative expenses increased by 62.4% for the six months ending March 31, 2006 over the six months ending March 31, 2005. This increase is primarily as a result of the increased rental sales although costs of labor, and supplies have gone up. As a percentage of revenue, however, operating and administrative expenses is decreasing due to greater utilization rates and greater economies of scale. Operating and administrative expenses increased 17.4% over the years from 2003 to 2005 as compared to a 23.5% increase in revenue. Operating and administrative expenses also remain very low as most equipment is covered by manufacturer's warranty for defects. Moreover, repairs and maintenance are paid by the customer. Due to the nature of the business, rentals are generally required to be late model equipment, and therefore older machinery that would normally incur higher costs associated with maintenance are not usually retained in the business. This equipment is typically disposed of when hour usage on the equipment reaches certain utilization levels that maximize the return on ultimate sale.

Earnings After Operating and Administrative Expenses

Northern Tractor's earnings percentage for the six months ending March 31, 2006 decreased from 74.9% for the six months ending March 31, 2005 to 74.7%. The decrease was primarily a result cost increases associated with labor and supplies. Over the three year period Northern Tractor has had a fairly stable earnings percentage in the 58% to 62% range. This is primarily because Northern Tractor pays its sales force commission as opposed to salary.

Other Expenses

$000s	Six months ended March 31, 2006	Six months ended March 31, 2005	Year ended September 30, 2005	Year ended September 30, 2004	Year ended September 30, 2003
Amortization	1,131	837	1,859	1,736	1,626
Interest - net	232	116	308	247	164
Loss (Gain) on disposal of equipment	(814)	(261)	(449)	(328)	(294)
Write down of investments	-	-	-	-	100
Management Bonus	2,000	332	457	217	380
	2,549	**1,024**	**2,175**	**1,872**	**1,976**

Amortization

Amortization has remained fairly constant from 2003 through 2005 additions reflecting rotation of equipment without significant increases in capacity. While Northern Tractor added 13 new pieces of equipment above its normal levels during 2005 and the first half of 2006, most additions occurred so late in year end 2005 that the impact was minimal. The amortization expense for March 31, 2006 increased over the same period last year as a result of the new additions.

Interest

The increase in interest expense relates primarily to the increase in capital leases in 2005 and the first half of 2006 when Northern Tractor added 13 pieces of equipment to its fleet. The capital leases bear interest at 1.25%. Northern Tractor also has a mortgage for its land, office, and shop, which bears interest at prime plus 1.0%. The outstanding principal at March 31, 2006 was $840,745.

Management Bonus

Management bonuses are paid to the management of Northern Tractor primarily to eliminate taxable income over the small business limit.

Income Taxes

$000s	Six months ended March 31, 2006	Six months ended March 31, 2005	Year ended September 30, 2005	Year ended September 30, 2004	Year ended September 30, 2003
Current Income Taxes	-	13	100	148	6
Future Income Taxes	73	162	120	20	141
	73	**175**	**220**	**168**	**147**

Current income taxes remained under the small business limit for the three year period due to the payment of the management bonus, which reduces taxable income.

Capital Expenditures

$000s	Six months ended March 31, 2006	Six months ended March 31, 2005	Year ended September 30, 2005	Year ended September 30, 2004	Year ended September 30, 2003
Capital expenditures	1,773	1,456	5,680	2,154	4,371

Northern Tractor's capital expenditures increased sharply in 2005 as the company increased its equipment fleet.

Contractual Obligations – Payments Due by Period

	As at March 31, 2006	As at September 30, 2005				
$000's	**Total**	**< 1 year**	**1 - 3 Years**	**4 - 6 Years**	**Thereafter**	**Total**
Bank indebtedness [1]	7,541	8,029	-	-	-	8,029
Capital leases [2]	3,537	604	955	-	-	1,559
Shareholder advances [3]	335	355	-	-	-	355
Long-term debt [4]	841	43	144	682	-	869
Preferred Shares [5]	1,000	1,000	-	-	-	1,000
	13,254	10,031	1,099	682	-	11,812

Notes:

(1) Bank indebtedness is described under Note 6 to the September 30, 2005 Combined Financial Statements.
(2) Capital lease obligations are described under Note 8 to the September 30, 2005 Combined Financial Statements.
(3) Shareholder advances are described under Note 9 to the September 30, 2005 Combined Financial Statements.
(4) Long-term debt obligations are described under Note 7 to the September 30, 2005 Combined Financial Statements.
(5) The Preferred shares are described under Note 10 to the September 30, 2005 Combined Financial Statements.

Liquidity

Operating Cash Flow

Northern Tractor's cash flow from operating activities for the six months ending March 31, 2006 increased by $830,266 from the six months ending March 31, 2005. Northern Tractor's cash flow from operating activities in 2005 increased by $438,001 from 2004. The increase was primarily a result of an increase in net earnings.

Working Capital

$000s	As at March 31, 2006	As at September 30, 2005	As at September 30, 2004
Cash	2,600	501	582
Accounts receivable	1,845	1,110	828
Inventory	52	52	-
Prepaid expenses and deposits	16	16	-
Bank indebtedness	(7,541)	(8,029)	(5,034)
Accounts payable and accrued liabilities	(761)	(762)	(458)
Income taxes payable	(130)	(154)	(103)
Current portion of long-term debt	(44)	(43)	(50)

Current portion of capital leases	(1,801)	(604)	-
Working capital before shareholder advances and accrued management bonus and liability on preferred shares	**(5,764)**	**(7,913)**	**(4,235)**
Liability on preferred shares	(1,000)	(1,000)	(1,000)
Accrued management bonus	(2,000)	-	-
Shareholder advances	(335)	(355)	(438)
Working capital	**(9,099)**	**(9,268)**	**(5,673)**

A large amount of bank indebtedness has caused a negative working capital amount over the three periods. Northern Tractor uses its operating line for a significant amount of its capital acquisitions. In addition, Northern Tractor pays a management bonus annually to reduce taxable income to the small business limit. Thus, there is a downward impact on working capital from the accrued management bonus and shareholder advances account; a normalized business structure would therefore have a greater working capital amount.

Financing

Northern Tractor's primary sources of financing are from four sources: bank indebtedness, capital leases, long-term debt, and shareholder advances.

As at March 31, 2006, Northern Tractor had $7,541,000 in bank indebtedness. The demand loan is secured by a general security agreement and other guarantees. The demand loan is limited to 75% of the net book value of saleable assets up to $10,000,000. The demand loan bears interest at prime plus 0.5%.

As at March 31, 2006, Northern Tractor had $3,536,953 in capital leases. The leases are secured by the related equipment. The leases bear interest at 1.25% and have maturities up to 2008.

As at March 31, 2006, Northern Tractor had $840,745 in long-term debt. The long-term debt is a mortgage secured by a registered first mortgage on specific land. The mortgage bears interest at prime plus 1.0% and matures in 2010.

Shareholder advances are unsecured, interest free, and repayable on demand.

Share Capital

$	**As at March 31, 2006**	**As at September 30, 2005**	**As at September 30, 2004**
1,040Class A common shares	161,075	161,075	161,075
1,000 Class D preferred shares	2	2	2
Common shares	161,077	161,077	161,077

The preferred shares are retractable at the option of the holder for $999,998 and are included in current liabilities.

Financial Instruments

Fair Value

The carrying value of cash, accounts receivable, bank indebtedness, accounts payable and accrued liabilities and accrued management remuneration approximate their fair value due to the relatively short period to maturity of the instruments and interest rates attached to the instruments. The fair value of shareholder advances is not practicably determinable.

The fair value of long-term debt and capital lease obligations approximates carrying values as the interest rates approximate market rates.

Credit risk

The Company is exposed to credit risk on the accounts receivable from its customers. In order to reduce its credit risk, the Company has adopted credit policies that include the analysis of financial position of its customers and the regular review of their credit limits.

During the six months ended March 31, 2006 - 23% (unaudited) (March 31, 2005 – 15% (unaudited)); and the year ended September 30, 2005 – 23% (September 30, 2004 – 38%) of the Company's sales were to three customers. As at March 31, 2006 – 48% (unaudited) (September 30, 2005 – 33%; 2004 – 38%) of the accounts receivable of the Company were from three customers.

Interest rate risk

The Company is exposed to interest rate price risk in respect of the long-term debt which bears fixed and floating rates of interest.

Related Party Transactions

Northern Tractor pays management bonus to its management to reduce the taxable income to the small business limit.

Northern Tractor has an unsecured, no interest, no fixed payment loan receivable outstanding to a company owned by a controlling shareholder. As at March 31, 2006, the outstanding balance was $2,380,849 (September 30, 2005 - $3,437,608; September 30, 2004 - $1,880,000).

Critical Accounting Estimates and Accounting Policies

Critical Accounting Estimates

As a normal part of the financial statement preparation process, management is required to make estimates and assumptions based on information available as at the financial statement date. These estimates and assumptions affect the reported amounts of assets and liabilities, the possible disclosure of contingent assets and liabilities at the date of the financial statements and the amount of revenue and expense reported for the period.

Although estimates and assumptions must be made during the financial statement preparation process, it is management's opinion that none of the estimates or assumptions were highly uncertain at the time they were made. The most significant estimate in Northern Tractor's financial statements is the amortization period for capital equipment and the going concern assumption.

Accounting Policies

Northern Tractor prepares its financial statements in accordance with Canadian GAAP. Accounting policies have been applied consistently during all periods included in the financial statements. There were no new accounting policies implemented during the periods presented.

Key Risks and Uncertainties

See "Risk Factors" for a description of key risks and uncertainties.

SCHEDULE "B"
INDEX TO FINANCIAL STATEMENTS

AUDITORS' CONSENT

We have read the prospectus of Petrowest Energy Services Trust (the "Trust"), dated July 6, 2006, relating to the sale and issuance of • trust units of the Trust. We have complied with Canadian generally accepted standards for an auditors' involvement with offering documents.

We consent to the use in the above-mentioned prospectus of the report dated July 6, 2006 (except for note 4, which is as of •, 2006) to the board of directors of Petrowest Energy Services General Partner Ltd. on behalf of the Trust, on the consolidated balance sheet of the Trust as at July 6, 2006.

We also consent to the use in the above-mentioned prospectus of the report dated May 5, 2006 (except for note 13, which is as of •, 2006) to the shareholders of 332691 Alberta Ltd. (operating as Gordon Bros. Construction Ltd.) on the consolidated balance sheet of 332691 Alberta Ltd. as at September 30, 2005 and 2004 and the consolidated statements of earnings and retained earnings and cash flows for each of the years in the three year period ended September 30, 2005.

We also consent to the use in the above-mentioned prospectus of the report dated May 5, 2006 (except for note 14 which is as of •, 2006) to the shareholders of Roy Larson Construction Ltd. on the balance sheets of Roy Larson Construction Ltd. as at May 31, 2005 and 2004 and the statements of earnings and retained earnings and cash flows for each of the years in the three year period ended May 31, 2005.

We also consent to the use in the above-mentioned prospectus of the report dated May 5, 2006 (except for note 15 which is as of •, 2006) to the shareholders of 310423 Alberta Ltd. (operating as Wales Contractors Ltd.) on the consolidated balance sheets of 310423 Alberta Ltd. as at August 31, 2005 and 2004 and the consolidated statements of earnings and retained earnings and cash flows for each of the years in the three year period ended August 31, 2005.

We also consent to the use in the above-mentioned prospectus of the report dated May 5, 2006 (except for note 15 which is as of •, 2006) to the shareholders of 404434 Alberta Corporation, 756171 Alberta Ltd. and 756169 Alberta Ltd. on the combined balance sheets of D&D Well Services as at December 31, 2005 and 2004 and the combined statements of earnings and retained earnings and cash flows for each of the years in the three year period ended December 31, 2005.

We also consent to the use in the above-mentioned prospectus of the report dated May 5, 2006 (except for note 14 which is as of •, 2006) to the shareholders of Murtron Hauling Ltd. and 815431 Alberta Ltd. on the combined balance sheets of Murtron Hauling as at October 31, 2005 and 2004 and the combined statements of earnings (loss) and retained earnings and cash flows for each of the years in the three year period ended October 31, 2005.

We also consent to the use in the above-mentioned prospectus of the report dated May 5, 2006 (except for note 14 which is as of •, 2006) to the shareholder of R Bee Crushing Ltd., Bernet Ventures Ltd. and Dal Finn Holdings Ltd. on the combined balance sheets of R Bee Crushing as at April 30, 2005 and 2004 and the combined statements of earnings (loss) and retained earnings and cash flows for each of the years in the three year period ended April 30, 2005.

We also consent to the use in the above-mentioned prospectus of the report dated May 5, 2006 (except for note 15 which is as of •, 2006) to the shareholders of Safetymaster Rentals Corp. on the balance sheets of Safetymaster Rentals Corp. as at August 31, 2005 and 2004 and the statements of earnings and retained earnings and cash flows for each of the years in the three year period ended August 31, 2005.

We also consent to the use in the above-mentioned prospectus of the report dated May 5, 2006 (except for note 16 which is as of •, 2006) to the shareholders of Neuwest Equipment Rentals Inc. on the balance sheets of Neuwest Equipment Rentals Inc. as at October 31, 2005 and 2004 and the statements of earnings (loss) and retained earnings (deficit) and cash flows for each of the years in the three year period ended October 31, 2005.

We also consent to the use in the above-mentioned prospectus of the report dated May 5, 2006 (except for note 15 which is as of •, 2006) to the shareholders of Northern Tractor Sales and Rentals Co. Ltd. and Fitzpatrick Co. Ltd. on the combined balance sheets of Northern Tractor as at September 30, 2005 and 2004 and the combined statements of earnings and retained earnings and cash flows for each of the years in the three year period ended September 30, 2005.

Chartered Accountants

Calgary, Alberta
•

PRICEWATERHOUSECOOPERS

PricewaterhouseCoopers LLP
Chartered Accountants
111 5th Avenue SW, Suite 3100
Calgary, Alberta
Canada T2P 5L3
Telephone +1 (403) 509 7500
Facsimile +1 (403) 781 1825

July 6, 2006
(except for note 4 which is as of • , 2006)

Auditors' Report

To the Board of Directors of
Petrowest Energy Services General Partner Ltd.

We have audited the balance sheet of **Petrowest Energy Services Trust** (the "Trust") as at July 6, 2006. This financial statement is the responsibility of the Trust's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with Canadian generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statement is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, the balance sheet presents fairly, in all material respects, the financial position of the Trust as at July 6, 2006 in accordance with Canadian generally accepted accounting principles.

Chartered Accountants

Calgary, Alberta

Petrowest Energy Services Trust

Balance Sheet

As at July 6, 2006

	$
Assets	
Cash	1,510,010
Unitholder's Equity	
Units (note 2)	10
Subordinated units (note 2)	1,510,000
	1,510,010

Approved on behalf of Petrowest Energy Services Trust by Petrowest Energy Services General Partner Ltd., as Administrator:

(signed) "*Ken Drysdale*"
Director

(signed) "*D. Hugh Gillard*"
Director

Petrowest Energy Services Trust

Notes to Balance Sheet
July 6, 2006

1 The Trust

Petrowest Energy Services Trust (the "Trust") is an open-ended unincorporated mutual fund trust established under the laws of the Province of Alberta pursuant to the deed of trust (the "Deed of Trust") dated July 6, 2006. The Trust has been created to invest in Fitzpatrick Co. Ltd., Northern Tractor Sales and Rentals Co. Ltd., Neuwest Equipment Rentals Inc., 404434 Alberta Corporation, 756171 Alberta Ltd., 756169 Alberta Ltd., Roy Larson Construction Ltd., Murtron Hauling Ltd., 815431 Alberta Ltd., Safetymaster Rentals Corp., 332691 Alberta Ltd., Gordon Bros. Construction Ltd., R. Bee Crushing Ltd., Bernet Venture Ltd., Dal Finn Holdings Ltd. and 310423 Alberta Ltd. (collectively, the "Acquired Companies") and such other investments as the Trustee may determine. Income tax obligations related to the distributions of the Trust are the obligations of the unitholder.

2 Unitholder's Equity

Units

The Trust is authorized to issue an unlimited number of Trust Units, an unlimited number of Subordinated Units and an unlimited number of Special Voting Units.

Outstanding

Trust Units

The Trust issued 1 Trust Unit at $10 per unit at formation.

Subordinated Units

	$
Balance – July 6, 2006	-
Issued for cash	1,510,000
Issued for promissory notes (note 3)	3,020,000
Less: Amount issued for promissory notes	(3,020,000)
	1,510,000

The Trust issued 1,510,000 subordinated units at $3 per subordinated unit, to directors, employees and officers of the Trust. The subordinated unit holders paid $1 per subordinated unit and the remaining $2 per subordinated unit will be settled through the issuance of a forgivable promissory note (see note 3).

Trust Units

Prior to the conversion of the Subordinated Units, holders of Trust Units will be entitled to receive per month, in priority to any payments on the Subordinated Units, distributions of $0.10 per Trust Unit per month and such distributions shall constitute Priority Distributions (as defined below).

Upon the occurrence of a Capital Event (as defined below) or the liquidation, dissolution or winding-up of the Trust or any other distribution of the assets of the Trust for the purpose of winding-up its affairs; (i) the holders of Trust Units will be entitled to receive, on a pro rata basis, from the applicable Capital Event Amount (as defined below) or the assets of the Trust, as applicable, before any distribution therefrom is made to the holders of Subordinated Units, any accumulated but unpaid Priority Distributions; and (ii) the holders of Subordinated Units shall be entitled to receive, on a pro rata basis, from the applicable Capital Event Amount of the assets of the Trust, as applicable after the holders of Trust Units have received a distribution therefrom in an amount equal to any accumulated but unpaid Priority Distributions but before any further distribution therefrom is made to the Priority Unitholder, any accumulated but unpaid Subordinated Distributions. Thereafter any further distributions from the applicable Capital Event Amount or the assets of the Trust, as applicable, to the holders of Units of either class shall be made pro rata and pari passu.

If a Capital Event occurs, the Priority Distributions and Subordinated Distributions will be adjusted as agreed to by the independent directors of the General Partner, using the definition of independence as provided in securities laws.

A **"Capital Event"** means the occurrence of any of the following events: (i) a sale of material assets of the Trust; (ii) the total or constructive total loss, or partial loss, of material assets of the Trust as a result of a casualty; (iii) a compulsory transfer or taking under threat of compulsory transfer by a governmental authority; or (iv) the occurrence of any event referred to in clauses (i) to (iii) above in relation to any person in which the Trust is a securityholder.

A **"Capital Event Amount"** means, in respect of a particular Capital Event, any amount received by the Trust in respect of such Capital Event, which the Trustee upon the recommendation of the board of directors of the General Partner, determines will not be re-deployed or reapplied by the Trust and shall be distributed to holders of units.

Subordinated Units

Distributions on the Subordinated Units will be subordinated in favour of Trust Units. Distributions on the Subordinated Units will only be paid by the Trust at the end of a fiscal quarter to the extent that: (i) the Trust has paid distributions per month of at least $0.10 per Trust Unit (the "Priority Distributions") to holders of Trust Units during that quarter, and (ii) any deficiency in such distributions to holders of Trust Units during the preceding 12 months has been satisfied, as described below. If these targets are not satisfied, any deficiency will be borne by holders of the Subordinated Units, distributions on which will be reduced to the extent necessary to support the continued payment of Priority Distributions on the Trust Units and any applicable deficiency in such distributions.

Distributions on the Trust Units will be cumulative, such that the amount of any deficiency in the Priority Distributions will accumulate for a period of 12 months. Payments of deficiencies on the Priority Distributions will be made in priority to distributions on the Subordinated Units. Any such accumulated deficiency not satisfied by a distribution by the Trust within 12 months of the date it arose will cease to be payable (i.e., distributions on the Subordinated Units will not be reduced to fund accumulated deficiency to the extent that some or all of such accumulated deficiency arose more than 12 months before the date on which such payment is to be made).

Following payment of the Priority Distributions and any deficiency in the Priority Distributions accumulated during the preceding 12 months, holders of Subordinated Units will be entitled to a distribution in an amount equal to $0.10 per Subordinated Unit per month (the "Subordinated Distributions"), such to be accumulated and paid at the end of each fiscal quarter.

Deficiencies in payment of Subordinated Distributions shall be accumulated and paid in a subsequent quarter in respect of such Distribution Periods, after payment of the Priority Distributions in respect of such Distribution Periods, any deficiency in Priority Distributions accumulated during the preceding 12 months and the Subordinated Distributions in respect of subsequent Distribution Periods, and provided that any accumulated unpaid portion or deficiency on Subordinated Distributions not satisfied by a distribution by the Trust within 12 months of the date such unpaid portion or deficiency arose shall cease to be payable.

After payment of all Priority Distributions and Subordinated Distributions (including any unpaid Priority Distributions and Subordinated Distributions accumulated during the preceding 12 months), distributions of Distributable Cash shall be made to Unitholders pro-rata and pari passu.

Holders of Trust Units, Subordinated Units and Special Voting Units are entitled to notice of, and to attend and vote at, all meetings of holders of units.

Exchange Right

Holders of Subordinated Units will have the right to convert into Trust Units on a one-for-one basis at any time after (and the subordination provisions will only apply until) the end of the first fiscal year ending on or after December 31, 2008 where the Trust has earnings before income taxes, depreciation and amortization (derived from audited financial statements) of at least $47 million and the Trust has paid distributions of at least $1.20 per Trust Unit for such fiscal year.

Redemption Right

Each Unitholder is entitled to require the Trust to redeem, at any time and from time to time, at the demand of the Unitholder, all or any part of the Units registered in the name of the Unitholder, upon delivery to the Trust of the certificate or certificates representing such Units, accompanied by a duly completed and properly executed notice requiring redemption. Upon receipt by the Trust of the notice to redeem Units, the holder thereof shall cease to have any rights with respect to the Units tendered for redemption other than to receive a price per Unit equal to a predetermined calculation.

3 Promissory notes receivable

The promissory notes are intended to be forgiven over three years if the subscriber remains a director, officer or employee of the Trust. The notes are to be repaid one-third on each July 6, 2007, 2008 and 2009. The forgiveness of these notes will be accounted for as compensation expense based on the market value of the Units at the time of forgiveness.

4 Subsequent events

The Trust filed a prospectus dated • relating to the initial public offering of Trust Units (the "Offering"). The Offering will be completed for gross proceeds of $ • million. The expected expenses and agent commission, relating to the Offering, are estimated to be $ • million which will be paid by the Trust.

Concurrent with the closing of the Offering, the following transactions occur:

- Four limited partnerships will be formed with Petrowest Energy Services General Partner Ltd. ("General Partner") as the general partner. An unincorporated, open-ended limited purpose trust (the "Business Trust") will be created to hold the limited partnership interest for the Trust. The limited partnerships will be involved in the construction, transportation, civil services and rentals industries.

- The Trust will use the proceeds from the issuance of the Trust Units to subscribe for units and notes of Business Trust and Business Trust will use a portion of those proceeds to subscribe for limited partnership units of the various limited partnerships.

- The Business Trust, will then loan the cash necessary to complete the cash portion of the acquisitions of the Acquired Companies to Petrowest Services Ltd. ("Acquisitionco") on an interest bearing basis. In addition, Acquisitionco will acquire the necessary number of Units from the Trust in exchange for an additional interest bearing note.

- Acquisitionco will complete the purchase of the Acquired Companies by delivering cash and Units of the Trust as contemplated in the purchase and sale agreements. As a consequence, Acquisitionco will own all the shares of the Acquired Companies.

- A short form vertical amalgamation of the respective Acquired Companies and Acquisitionco will be completed such that the assets and liabilities of each entity will become assets and liabilities of the merged entity ("Mergeco"). The shares of the Acquired Companies will cease to exist and the shares of Acquisitionco will become the share capital of Mergeco.

- Mergeco will transfer certain of its assets (representing the assets and business operations of certain of the various Acquired Companies) to each of the four limited partnerships in exchange for an assumption of certain of the liabilities that are related to the business, a note and limited partnership units of the various partnerships.

- All debt and capital lease obligations assumed by the Trust will be settled. Certain capital assets and related debt will be retained by existing shareholders and not transferred by the acquired companies into the Trust.

Petrowest Energy Services Trust

Pro Forma Consolidated Financial Statements
(Unaudited)

PRICEWATERHOUSECOOPERS

PricewaterhouseCoopers LLP
Chartered Accountants
111 5th Avenue SW, Suite 3100
Calgary, Alberta
Canada T2P 5L3
Telephone +1 (403) 509 7500
Facsimile +1 (403) 781 1825

• , 2006

Compilation Report

To the Directors of
Petrowest Energy Services General Partner Ltd.

We have read the accompanying unaudited pro forma consolidated balance sheet as at March 31, 2006 of **Petrowest Energy Services Trust** (the "Trust") and unaudited pro forma consolidated statement of income for the three-month period ended to March 31, 2006 and twelve-month period ended to December 31, 2005 and have performed the following procedures.

1. Compared the figures in the columns captioned "Petrowest Energy Services Trust" to the audited balance sheet of the Trust as at July 6, 2006 and found them to be in agreement.

2. Compared the figures in the column in the unaudited pro forma combined balance sheet captioned "Northern Tractor Sales and Rental" to the unaudited combined balance sheet of Northern Tractor Sales and Rental Co. Ltd. and Fitzpatrick Co. Ltd. ("Northern Tractor") as at March 31, 2006, compared the figures in the column in the unaudited pro forma consolidated statement of income for the three-month period ended March 31, 2006 captioned "Northern Tractor" to the unaudited combined income statement of Northern Tractor for the three-month period ended March 31, 2006, and compared the figures in the column in the unaudited pro forma consolidated statement of income for the twelve-month period ended December 31, 2005 captioned "Northern Tractor" to the unaudited combined income statement of Northern Tractor for the twelve-month period ended December 31, 2005, constructed for the purpose of preparing the unaudited pro forma consolidated statement of income for the twelve-month period, and found them to be in agreement.

3. Compared the figures in the column in the unaudited pro forma consolidated balance sheet captioned "Neuwest Equipment Rentals Inc." to the unaudited balance sheet of Neuwest Equipment Rentals Inc. ("Neuwest") as at January 31, 2006, compared the figures in the column in the unaudited pro forma consolidated statement of income for the three-month period ended January 31, 2006 captioned "Neuwest" to the unaudited combined income statement of Neuwest for the three-month period ended January 31, 2006, and compared the figures in the column in the unaudited pro forma consolidated statement of income for the twelve-month period ended January 31, 2006 captioned "Neuwest" to the audited combined income statement of Neuwest for the twelve-month period ended October 31, 2005 and found them to be in agreement.

PRICEWATERHOUSECOOPERS

4. Compared the figures in the column in the unaudited pro forma consolidated balance sheet captioned "D&D Well Services" to the unaudited combined balance sheet of 404434 Alberta Corporation, 756171 Alberta Corporation and 756169 Alberta Corporation ("D&D") as at March 31, 2006, compared the figures in the column in the unaudited pro forma consolidated statement of income for the three-month period ended March 31, 2006 captioned "D&D" to the unaudited combined income statement of D&D for the three-month period ended March 31, 2006, and compared the figures in the column in the unaudited pro forma consolidated statement of income for the twelve-month period ended December 31, 2005 captioned "D&D" to the audited combined income statement of D&D for the twelve-month period ended December 31, 2005, and found them to be in agreement.

5. Compared the figures in the column in the unaudited pro forma consolidated balance sheet captioned "Roy Larson Construction Ltd." to the unaudited combined balance sheet of Roy Larson Construction Ltd. ("Roy Larson") as at February 28, 2006, compared the figures in the column in the unaudited pro forma consolidated statement of income for the three-month period ended February 28, 2006 captioned "Roy Larson" to the unaudited income statement of Roy Larson for the three-month period ended February 28, 2006, and compared the figures in the column in the unaudited pro forma consolidated statement of income for the twelve-month period ended November 30, 2005 captioned "Roy Larson" to the unaudited income statement of Roy Larson for the twelve-month period ended November 30, 2005, constructed for the purpose of preparing the unaudited pro forma consolidated statement of income for the twelve-month period, and found them to be in agreement.

6. Compared the figures in the column in the unaudited pro forma consolidated balance sheet captioned "Murtron Hauling" to the unaudited combined balance sheet of Murtron Hauling Ltd. and 815431 Alberta Ltd. ("Murtron") as at January 31, 2006, compared the figures in the column in the unaudited pro forma consolidated statement of income for the three-month period ended January 31, 2006 captioned "Murtron" to the unaudited combined income statement of Murtron for the three-month period ended January 31, 2006, and compared the figures in the column in the unaudited pro forma consolidated statement of income for the twelve-month period ended October 31, 2005 captioned "Murtron" to the audited combined income statement of Murtron for the twelve-month period ended October 31, 2005, and found them to be in agreement.

PRICEWATERHOUSECOOPERS

7. Compared the figures in the column in the unaudited pro forma consolidated balance sheet captioned "Safetymaster Rentals Corp." to the unaudited balance sheet of Safetymaster Rentals Corp. ("Safetymaster") as at February 28, 2006, compared the figures in the column in the unaudited pro forma consolidated statement of income for the three-month period ended February 28, 2006 captioned "Safetymaster" to the unaudited income statement of Safetymaster for the three-month period ended February 28, 2006, and compared the figures in the column in the unaudited pro forma consolidated statement of income for the twelve-month period ended November 30, 2005 captioned "Safetymaster" to the unaudited income statement of Safetymaster for the twelve-month period ended November 30, 2005, constructed for the purpose of preparing the unaudited pro forma consolidated statement of income for the twelve-month period, and found them to be in agreement.

8. Compared the figures in the column in the unaudited pro forma consolidated balance sheet captioned "332691 Alberta Ltd." to the unaudited consolidated balance sheet of Gordon Bros. Construction Ltd. and 332691 Alberta Ltd. ("332691") as at March 31, 2006, compared the figures in the column in the unaudited pro forma consolidated statement of income for the three-month period ended March 31, 2006 captioned "332691" to the unaudited consolidated income statement of 332691 for the three-month period ended March 31, 2006, and compared the figures in the column in the unaudited pro forma consolidated statement of income for the twelve-month period ended December 31, 2005 captioned "332691" to the unaudited consolidated income statement of 332691 for the twelve-month period ended December 31, 2005, constructed for the purpose of preparing the unaudited pro forma consolidated statement of income for the twelve-month period, and found them to be in agreement.

9. Compared the figures in the column in the unaudited pro forma consolidated balance sheet captioned "R. Bee Crushing" to the unaudited combined balance sheet of R. Bee Crushing Ltd., Bernet Venture Ltd. and Dal Finn Holding Ltd. ("R. Bee") as at January 31, 2006, compared the figures in the column in the unaudited pro forma consolidated statement of income for the three-month period ended January 31, 2006 captioned "R. Bee" to the unaudited combined income statement of R. Bee for the three-month period ended January 31, 2006, and compared the figures in the column in the unaudited pro forma consolidated statement of income for the twelve-month period ended October 31, 2005 captioned "R. Bee" to the unaudited combined income statement of R. Bee for the twelve-month period ended October 31, 2005, constructed for the purpose of preparing the unaudited pro forma consolidated statement of income for the twelve-month period, and found them to be in agreement.

10. Compared the figures in the column in the unaudited pro forma consolidated balance sheet captioned "310423 Alberta Ltd." to the unaudited combined balance sheet of 310423 Alberta Ltd. ("310423") as at February 28, 2006, compared the figures in the column in the unaudited pro forma consolidated statement of income for the three-month period ended February 28, 2006 captioned "310423" to the unaudited combined income statement of 310423 for the three-month period ended February 28, 2006, and compared the figures in the column in the unaudited pro forma consolidated statement of income for the twelve-month period ended November 30, 2005 captioned "310423" to the unaudited combined income statement of 310423 for the twelve-month period ended November 30, 2005, constructed for the purpose of preparing the unaudited pro forma consolidated statement of income for the twelve-month period, and found them to be in agreement.

11. Made enquiries of certain officials of the Trust who have responsibility for financial and accounting matters about:

    (a) the basis for determination of the unaudited pro forma adjustments; and
    (b) whether the unaudited pro forma consolidated financial statements comply as to form in all material respects with requirements for the various securities commissions and similar regulatory authorities in Canada.

    The officials:

    (a) described to us the basis for determination of the unaudited pro forma adjustments, and
    (b) stated that the unaudited pro forma consolidated financial statements comply as to form in all material respects with the requirements of the various securities commissions and similar regulatory authorities in Canada.

12. Read the notes to the pro forma statements, and found them to be consistent with the basis described to us for determination of the unaudited pro forma adjustments.

13. Recalculated the application of the pro forma adjustments to the aggregate of the amounts in the columns captioned "Petrowest Energy Services Trust", "Northern Tractor Sales and Rental", "Neuwest Equipment Rentals Inc.", "D&D Well Services", "Roy Larson Construction Ltd.", "Murtron Hauling", "Safetymaster Rentals Corp.", "332691 Alberta Ltd.", "R. Bee Crushing" and "310423 Alberta Ltd." as at March 31, 2006 and found the amounts in the column captioned "Pro Forma Consolidated" to be arithmetically correct.

PRICEWATERHOUSECOOPERS

14. Recalculated the application of the pro forma adjustments to the aggregate of the amounts in the columns captioned "Petrowest Energy Services Trust", "Northern Tractor Sales and Rental", "Neuwest Equipment Rentals Inc.", "D&D Well Services", "Roy Larson Construction Ltd.", "Murtron Hauling", "Safetymaster Rentals Corp.", "332691 Alberta Ltd.", "R. Bee Crushing" and "310423 Alberta Ltd." for the three-month periods ended January 31, 2006 to March 31, 2006 and for the twelve-months periods ended October 31, 2005 to December 31, 2005, and found the amounts in the column captioned "Pro Forma Consolidated" to be arithmetically correct.

A pro forma financial statement is based on management assumptions and adjustments which are inherently subjective. The foregoing procedures are substantially less than either an audit or a review, the objective of which is the expression of assurance with respect to management's assumptions, the pro forma adjustments, and the application of the adjustments to the historical financial information. Accordingly, we express no such assurance. The foregoing procedures would not necessarily reveal matters of significance to the pro forma financial statements, and we therefore make no representation about the sufficiency of the procedures for the purposes of a reader of such statements.

Chartered Accountants

Calgary, Alberta

Petrowest Energy Services Trust

Pro Forma Consolidated Balance Sheet as at March 31, 2006

(Unaudited)

	Petrowest Energy Services Trust July 6, 2006 $	Northern Tractor Sales and Rental March 31, 2006 $	Neuwest Equipment Rentals Inc. January 31, 2006 $	D&D Well Services March 31, 2006 $	Roy Larsen Construction Ltd. February 28, 2006, $	Murtron Hauling January 31, 2006 $	Safety-master Rentals Corp. February 28, 2006 $	332691 Alberta Ltd. March 31, 2006 $	R. Bee Crushing January 31, 2006 $	310423 Alberta Ltd. February 28, 2006 $	Total $	Pro forma Adjustments $	Note	Pro Forma Consolidated $
Assets														
Current assets														
Cash	1,510,010	2,600,489	112,666	3,181,550	856,422	864,821	-	365,596	798,935	1,054,142	11,344,631	-	3(a)	-
												3,017,374	3(c)	
												(8,255,900)	3(b)	
												(3,201,893)	3(c)	
												(23,538,782)	3(d)	
												(6,659,292)	3(d)	
												(103,284,052)	3(d)	
												250,000	3(c)	
Short-term investments	-	-	-	-	-	-	-	-	364,961	-	364,961	-		364,961
Accounts receivable	-	1,844,782	1,177,470	14,315,606	4,327,197	1,522,701	1,897,026	1,989,880	9,004,241	4,318,424	40,397,327	-		40,397,327
Inventory	-	52,000	-	462,059	-	34,000	-	343,956	895,830	51,972	1,839,817	-		1,839,817
Prepaid expenses	-	16,437	53,136	86,446	80,920	121,885	23,753	1,330	256,942	160,871	801,720	-		801,720
Current portion of note receivable	-	-	-	-	-	-	-	29,377	-	-	29,377	-		29,377
Income taxes recoverable	-	-	-	-	-	-	-	-	215,699	16,028	231,727	-		231,727
	1,510,010	4,513,708	1,343,272	18,045,661	5,264,539	2,543,407	1,920,779	2,730,139	11,536,608	5,601,437	55,009,560	-		-
Investments	-	19,744	-	-	25,873	-	-	3,230	-	37,938	86,785	-		86,785
Cash surrender value of life insurance	-	-	-	-	-	-	-	-	272,639	-	272,639	-		272,639
Notes and interest receivable	-	-	12,847	-	-	-	-	83,307	-	-	96,154	-		96,154
Capital assets	-	16,861,836	2,316,310	6,007,556	10,507,490	2,455,318	1,508,556	3,719,849	14,994,462	8,283,740	66,655,117	(11,680,000)	3(c)	101,490,677
												(3,017,374)	3(c)	
												8,255,900	3(b)	
												41,277,034	3(d)	
Goodwill	-	-	-	-	-	-	-	-	-	-	-	62,999,934	3(d)	93,198,008
												30,198,074	3(d)	
Other intangibles	-	-	-	-	-	-	-	-	-	-	-	48,596,484	3(d)	48,596,484
Deposits in trust	-	-	250,000	-	-	-	-	-	-	-	250,000	(250,000)	3(c)	-
Due from related parties	-	2,380,849	-	-	-	500,000	317,171	-	219,578	1,055,323	4,472,921	(4,472,921)	3(d)	-
Future income taxes	-	-	90,824	-	-	-	-	-	-	-	90,824	(90,824)	3(d)	-
	1,510,010	23,776,137	4,013,253	24,053,217	15,797,902	5,498,725	3,746,506	6,536,525	27,023,287	14,978,438	126,934,000	-		-

Petrowest Energy Services Trust

Pro Forma Consolidated Balance Sheet as at March 31, 2006… …*continued*

(Unaudited)

	Petrowest Energy Services Trust July 6, 2006 $	Northern Tractor Sales and Rental March 31, 2006 $	Neuwest Equipment Rentals Inc. January 31, 2006 $	D&D Well Services March 31, 2006 $	Roy Larson Construction Ltd. February 28, 2006, $	Murtron Hauling January 31, 2006 $	Safety-master Rentals Corp. February 28, 2006 $	332691 Alberta Ltd. March 31, 2006 $	R. Bee Crushing January 31, 2006 $	310423 Alberta Ltd. February 28, 2006 $	Total $	Pro forma Adjustments $	Note	Pro Forma Consolidated $
Liabilities														
Current liabilities														
Bank indebtedness	-	7,541,000	-	-	-	291,527	484,909	-	2,425,457	-	10,742,893	(7,541,000)	3(c)	-
												(3,201,893)	3(c)	
Accounts payable and accrued liabilities	-	761,016	63,697	8,336,850	756,828	588,890	342,054	700,436	2,953,689	669,431	15,172,891	11,916,398	3(d)	27,089,289
Accrued management bonus	-	2,000,000	-	9,155,990	2,523,098	1,101,438	972,000	1,611,065	562,000	4,080,830	21,956,421	(21,956,421)	3(d)	-
Income taxes payable	-	129,834	107,524	378,058	49,710	113,479	29,168	-	-	19,750	827,523	-		827,523
Due to related parties	-	-	-	-	-	-	3,165	-	-	-	3,165	(3,165)	3(d)	-
Callable debt	-	-	-	1,595,539	1,854,151	40,500	16,219	-	-	-	3,506,409	(3,506,409)	3(d)	-
Current portion of long-term debt	-	44,391	25,080	-	-	-	121,105	-	2,927,921	-	3,118,497	(3,118,497)	3(d)	-
Shareholder advances	-	335,156	528,870	-	-	6,300	250,186	556,579	1,764,491	46,836	3,488,418	(602,047)	3(c)	-
												(2,886,371)	3(d)	
Current portion of capital lease obligations	-	1,800,564	1,415,706	362,463	2,313,622	321,641	-	1,006,741	1,950,540	2,222,280	11,393,557	(1,800,564)	3(c)	-
												(9,592,993)	3(d)	
Future income taxes	-	-	-	-	-	-	-	-	751,217	-	751,217	(751,217)	3(d)	-
Due to employee profit sharing plan	-	-	375,000	-	-	-	-	-	-	-	375,000	(375,000)	3(d)	-
Preferred shares	-	999,998	-	-	-	2,000	-	-	-	-	1,001,998	(1,001,998)	3(d)	-
	-	13,611,959	2,515,877	19,828,900	7,497,409	2,465,775	2,168,806	3,874,821	13,335,315	7,039,127	72,337,989	(44,421,177)		27,916,812
Long term debt	-	796,354	10,080	-	-	-	128,895	-	3,968,452	-	4,903,781	(4,903,781)	3(d)	-
Shareholder advances	-	-	-	-	3,052,964	-	-	-	-	-	3,052,964	(3,052,964)	3(d)	-
Future income taxes	-	972,116	-	173,445	166,862	48,613	34,429	67,514	210,295	487,096	2,160,370	(2,160,370)	3(d)	-
Capital lease obligations	-	1,736,389	985,178	556,364	2,375,666	273,937	-	1,044,692	2,439,817	1,400,740	10,812,783	(1,736,389)	3(c)	-
												(9,076,394)	3(d)	
	-	17,116,818	3,511,135	20,558,709	13,092,901	2,788,325	2,332,130	4,987,027	19,953,879	8,926,963	93,267,887	(65,351,075)		27,916,812
Unitholders' Equity														
Units	1,510,010	-	-	-	-	-	-	-	-	-	1,510,010	-	3(a)	-
												127,650,940	3(d)	
Share capital	-	161,077	500	500	150	200	100	44	400	338	163,309	(163,309)	3(d)	-
Retained earnings	-	6,498,242	501,618	3,494,008	2,704,851	2,710,200	1,414,276	1,549,454	7,069,008	6,051,137	31,992,794	(31,992,794)	3(d)	-
	1,510,010	6,659,319	502,118	3,494,508	2,705,001	2,710,400	1,414,376	1,549,498	7,069,408	6,051,475	33,666,113	-	-	-
	1,510,010	23,776,137	4,013,253	24,053,217	15,797,902	5,498,725	3,746,506	6,536,525	27,023,287	14,978,438	126,934,000	-	-	-

Petrowest Energy Services Trust

Pro Forma Consolidated Statement of Income

(Unaudited)

For the three-month period ended to March 31, 2006

	Northern Tractor March 31, 2006 $	Neuwest January 31, 2006 $	D&D March 31, 2006 $	Roy Larson February 28, 2006 $	Murtron January 31, 2006 $	Safety-master February 28, 2006 $	332691 March 31, 2006 $	R. Bee January 31, 2006 $	310423 February 28, 2006 $	Total $	Pro forma Adjustments $	Note	Pro Forma Consolidated $
Revenue	2,590,892	1,158,090	16,258,758	5,865,092	3,829,698	2,078,773	3,444,780	6,472,258	5,539,431	47,237,772	-		47,237,772
Expenses													
Operating and administrative	637,121	537,193	11,117,464	3,836,553	3,175,998	1,288,826	2,500,044	5,658,846	3,542,672	32,294,717	-		32,294,717
Amortization	563,546	399,845	468,639	713,688	189,697	74,638	283,621	1,058,113	571,034	4,322,821	4,362,271	4(b)	8,685,092
Interest on long-term debt	33,186	34,816	47,399	78,366	8,730	4,648	2,474	78,559	20,239	308,417	(308,417)	4(a)	-
Other interest	106,268	-	9,257	1,929	1,252	-	18,030	38,145	837	175,718	(125,000)	4(a)	50,718
Management remuneration	1,000,000	10,489	3,730,990	1,061,994	153,415	559,000	635,804	60,976	1,194,822	8,407,490	(8,407,490)	4(c)	-
	2,340,121	982,343	15,373,749	5,692,530	3,529,092	1,927,112	3,439,973	6,894,639	5,329,604	45,509,163	(4,478,636)		41,030,527
Earnings (loss) before the following	250,771	175,747	885,009	172,562	300,606	151,661	4,807	(422,381)	209,827	1,728,609	4,478,636		6,207,245
Interest and other revenue	27,048	4,167	12,656	-	25	-	-	42,439	1,495	87,830	-		87,830
Gain (loss) on disposal of property and equipment	-	-	472	55,293	82,451	3,382	-	225,660	-	367,258	-		367,258
	27,048	4,167	13,128	55,293	82,476	3,382	-	268,099	1,495	455,088	-		455,088
Earnings (loss) before income tax	277,819	179,914	898,137	227,855	383,082	155,043	4,807	(154,282)	211,322	2,183,697	4,478,636		6,662,333
Income taxes	44,784	29,002	146,591	36,891	62,652	20,627	775	(27,728)	35,516	349,110	(349,110)	4(d)	-
Net earnings (loss) for the period	233,035	150,912	751,546	190,964	320,430	134,416	4,032	(126,554)	175,806	1,834,587	4,827,746		6,662,333
Net earnings (loss) per unit													

Petrowest Energy Services Trust

Pro Forma Consolidated Statement of Income

(Unaudited)

For the twelve-month period ended to December 31, 2005

	Northern Tractor December 31, 2005 $	Newwest October 31, 2005 $	D&D December 31, 2005 $	Roy Larson November 30, 2005 $	Murtron October 31, 2005 $	Safety-master November 30, 2005 $	332691 December 31, 2005 $	R. Bee October 31, 2005 $	310423 November 30, 2005 $	Total $	Pro forma Adjustments $	Note	Pro Forma Consolidated $
Revenue	7,141,603	2,081,517	30,601,395	20,416,046	12,278,395	5,039,165	8,800,772	23,617,682	18,731,607	128,708,182	-		128,708,182
Expenses													
Operating and administrative	2,767,845	1,256,290	19,582,428	14,862,856	10,010,786	3,379,355	6,382,382	15,966,708	13,075,117	87,283,767	-		87,283,767
Amortization	2,015,050	202,603	1,963,597	2,519,800	583,078	174,534	1,218,292	3,700,879	2,247,885	14,925,629	17,449,085	4(b)	32,374,714
Interest on long-term debt	115,353	1,821	174,212	229,998	20,712	11,512	13,009	387,230	123,134	1,076,981	(1,076,981)	4(a)	-
Other interest	293,516	-	31,561	16,142	20,005	-	90,283	110,261	16,479	578,247	(475,000)	4(a)	103,247
Management remuneration	1,296,456	375,000	7,425,000	2,394,162	910,000	1,059,500	765,474	1,912,243	3,393,279	19,531,114	(19,531,114)	4(c)	-
	6,488,220	1,835,714	29,176,798	20,022,958	11,844,581	4,624,901	8,469,350	22,077,321	18,855,895	123,395,738	(3,634,010)		119,761,728
Earnings (loss) before the following	653,383	245,803	1,424,597	393,088	433,814	414,264	331,422	1,540,361	(124,288)	5,312,444	3,634,010		8,946,454
Interest and other revenue	31,363	8,680	-	88	65	-	6,673	16,353	22,462	85,684	-		85,684
Gain (loss) on disposal of property and equipment	-	-	109,689	544,611	21,003	4,452	273,813	(29,895)	390,912	1,314,585	-		1,314,585
	31,363	8,680	109,689	544,699	21,068	4,452	280,486	(13,542)	413,374	1,400,269	-		1,400,269
Earnings before income taxes	684,746	254,483	1,534,286	937,787	454,882	418,716	611,908	1,526,819	289,086	6,712,713	3,634,010		10,346,723
Income taxes	114,106	34,459	325,453	141,551	69,953	77,930	98,614	299,121	21,978	1,183,165	(1,183,165)	4(d)	-
Net earnings for the period	570,640	220,024	1,208,833	796,236	384,929	340,786	513,294	1,227,698	267,108	5,529,548	4,817,175		10,346,723
Net earnings (loss) per unit													

1 The Trust and the proposed transaction

Petrowest Energy Services Trust (the "Trust") is an open-ended unincorporated mutual fund trust established under and governed by the laws of the Province of Alberta pursuant to the Deed of Trust dated July 6, 2006.

The Trust has initially been created to hold, indirectly, controlling limited partner interests, hold the common shares in the general partner and invest in the businesses noted below. The Trust will be a business trust operating an energy services business through its indirect subsidiaries. Unitholders will hold Units of the Trust, which in turn will hold a 100% beneficial interest in the Petrowest Business Trust (the "Business Trust"). The Petrowest Business Trust will, via four limited partnerships, hold the assets of the businesses historically operated by the Acquired Companies noted below. The Trust, pursuant to a prospectus dated • , 2006 (the "Prospectus") will issue units of the Trust and use the proceeds to acquire 100% of the outstanding shares of the following companies:

Northern Tractor Sales and Rental Co. Ltd. and Fitzpatrick Co. Ltd. ("Northern Tractor")
Neuwest Equipment Rentals Inc. ("Neuwest")
404434 Alberta Corporation, 756171 Alberta Corp. and 756169 Alberta Corp. ("D&D")
Roy Larson Construction Ltd. ("Roy Larson")
Murtron Hauling Ltd. and 815431 Alberta Ltd. ("Murtron")
Safetymaster Rentals Corp. ("Safetymaster")
Gordon Bros. Construction Ltd. and 332691 Alberta Ltd. ("332691")
R. Bee Crushing Ltd., Bernet Venture Ltd. and Dal Finn Holding Ltd. ("R. Bee")
310423 Alberta Ltd. ("310423")

(collectively, the "Acquired Companies").

Income tax obligations related to the distributions of the Trust are obligations of the Unitholders.

The Trust has filed a prospectus (the "Prospectus") for an initial public offering of its trust units (the "Offering"). Concurrent with the closing of the Offering four limited partnerships will be formed with Petrowest Energy Services General Partner Ltd. ("Energy Services") as the general partner. A business trust will be created to hold the partnership interests for the Trust. The partnerships will be involved in the construction, transportation, civil services and rentals industries. Petrowest Services Ltd. ("Acquisitionco") has the right to acquire the Acquired Companies. The Trust will use a portion of the proceeds from the issuance of the Units to subscribe for limited partnership units of the various partnerships. The Business Trust will also loan a portion of cash necessary to complete the cash portion of the various acquisitions to Acquisitionco on an interest bearing basis. In addition, Acquisitionco will acquire the necessary number of units of the Trust from the Trust in exchange for an additional interest bearing note. Acquisitionco will complete the purchase of the Acquired Companies by delivering cash and units of the Trust as contemplated in the purchase and sale agreements. As a consequence, Acquisitionco will own all the shares of the various Acquired Companies. A short form vertical amalgamation of the respective Acquired Companies and Acquisitionco will be completed such that the assets and liabilities of each entity will become assets and liabilities of the merged entity ("Mergeco"). The shares of the Acquired Companies will cease to exist and the shares of Acquisitionco will

become the share capital of Mergeco. Mergeco will transfer certain of its assets (representing the assets and business operations of certain of the various Acquired Companies that were acquired by Acquisitionco) to each of the four partnerships in exchange for an assumption of certain of the liabilities that are related to the business, a note and units in the partnerships.

Acquisitionco has entered into several Purchase and Sale Agreements pursuant to which it agreed to acquire the shares and shareholder loans of the Acquired Companies for an aggregate base purchase price of $230,934,992, subject to closing adjustments. The purchase price will be funded by payment of $103,284,052 in cash and the issuance of units by the Trust for proceeds of $127,650,940. The Trust will also settle long-term debt and capital lease obligations and loans of $30,198,074.

2 Basis of presentation

The accompanying unaudited pro forma consolidated balance sheet and the unaudited pro forma consolidated statements of income (collectively, the "pro forma consolidated financial statements") have been prepared by the management of the Trust using the accounting principles disclosed in the notes to the audited financial statements of the Acquired Companies.

The unaudited pro forma consolidated financial statements may not be indicative of the financial position and results of operations that would have occurred if the transactions had taken place on the dates indicated or of the financial position or operating results which may be obtained in the future. The unaudited pro forma consolidated financial statements are not a forecast or projection of future results. The actual financial position and results of operations of the Trust for any period following the closing of the transactions contemplated by this prospectus will likely vary from the amounts set forth in the unaudited pro forma consolidated financial statements and such variation may be material. In the opinion of management, these unaudited pro forma consolidated financial statements include all adjustments necessary for fair presentation of the acquisitions described above in accordance with Canadian generally accepted accounting principles.

The unaudited pro forma consolidated balance sheet of the Trust and the unaudited pro forma consolidated statement of income of the Trust have been prepared with information derived from the audited and unaudited financial statements of the Acquired Companies and the adjustments and assumptions listed below.

The unaudited statements of income of the Acquired Companies for the three-month period ending March 31, 2006 was constructed for purposes of preparing the unaudited pro forma consolidated statement of income for the three-month period and was derived from the financial statements of the respective companies. The unaudited statement of income of certain of the Acquired Companies for the twelve-month periods were constructed for purposes of preparing the unaudited pro forma consolidated statement of income for the twelve-month periods and were derived from, but do not conform to, the financial statements of the respective companies.

The unaudited pro forma consolidated financial statements should be read in conjunction with the audited and unaudited financial statements of the Trust and Acquired Companies included in the Prospectus.

The following describes the financial statements of the Acquired Companies included in the Prospectus and the method for constructing the unaudited pro forma consolidated income statement for the twelve-month period ended to December 31, 2005.

Northern Tractor Sales and Rental

The prospectus includes the combined balance sheets of Northern Tractor as at September 30, 2005 and 2004, and the combined statements of earnings and retained earnings and cash flows for each of the years in the three year period ended September 30, 2005.

The pro-forma unaudited twelve-month consolidated statement of income to December 31, 2005 is constructed from the Northern Tractor by adding the three month period ended December 31, 2005 to the year end September 30, 2005 and deducting the three month period ended December 31, 2004. The three month periods ended December 31, 2005 and 2004 are constructed from the deducting the respective three month period ended March 31, 2006 and 2005 from the six month period ended March 31, 2006 and 2005.

Neuwest Equipment Rentals

The prospectus includes the balance sheets of Neuwest as at October 31, 2005 and 2004 and the statements of earnings (loss) and retained earnings (deficit) and cash flows for each of the years in the three year period ended October 31, 2005.

The pro-forma unaudited twelve-month consolidated statement of income to December 31, 2005 is constructed directly from Neuwest October 31, 2005 financial statements.

D&D Well Services

The prospectus includes combined balance sheets of D&D as at December 31, 2005 and 2004 and the combined statements of earnings and retained earnings and cash flows for each of the years in the three year period ended December 31, 2005.

The pro-forma unaudited twelve-month consolidated statement of income to December 31, 2005 is constructed directly from D&D December 31, 2005 combined financial statements.

Roy Larson Construction Ltd.

The prospectus includes the balance sheets of Roy Larson as at May 31, 2005 and 2004, and the statements of earnings and retained earnings and cash flows for each of the years in the three year period ended May 31, 2005.

The pro-forma unaudited twelve-month consolidated statement of income to December 31, 2005 is constructed from Roy Larson financial statements by adding the six month period ended November 30, 2005 to the year end May 31, 2005 and deducting the six month period ended November 30, 2004. The six month periods ended November 30, 2005 and 2004 are constructed from the deducting the respective three month period ended February 28, 2006 and 2005 from the nine month period ended February 28, 2006 and 2005.

Murtron Hauling

The prospectus includes combined balance sheets of Murtron as at October 31, 2005 and 2004 and the combined statements of earnings (loss) and retained earnings and cash flows for each of the years in the three year period ended October 31, 2005.

The pro-forma unaudited twelve-month consolidated statement of income to December 31, 2005 is constructed directly from Murtron October 31, 2005 combined financial statements.

Safetymaster Rentals Corp.

The prospectus includes the balance sheets of Safetymaster as at August 31, 2005 and 2004, and the statements of earnings and retained earnings and cash flows for each of the years in the three year period ended August 31, 2005.

The pro-forma unaudited twelve-month consolidated statement of income to December 31, 2005 is constructed from Safetymaster consolidated financial statements by adding the three month period ended November 30, 2005 to the year end August 31, 2005 and deducting the three month period ended November 30, 2004. The three month periods ended November 30, 2005 and 2004 are constructed from the deducting the respective three month period ended February 28, 2006 and 2005 from the six month period ended February 28, 2006 and 2005.

332691 Alberta Ltd.

The prospectus includes consolidated balance sheets of 332691 as at September 30, 2005 and 2004 and the consolidated statements of earnings and retained earnings and cash flows for each of the years in the three year period ended September 30, 2005.

The pro-forma unaudited twelve-month consolidated statement of income to December 31, 2005 is constructed from 332691 consolidated financial statements by adding the three month period ended December 31, 2005 to the year end September 30, 2005 and deducting the three month period ended December 31, 2004. The three month periods ended December 31, 2005 and 2004 are constructed from the deducting the respective three month period ended March 31, 2006 and 2005 from the six month period ended March 31, 2006 and 2005.

R. Bee Crushing

The prospectus includes the combined balance sheets of R. Bee as at April 30, 2005 and 2004 and the combined statements of earnings (loss) and retained earnings and cash flows for each of the years in the three year period ended April 30, 2005.

The pro-forma unaudited twelve-month consolidated statement of income to December 31, 2005 is constructed from R. Bee combined financial statements by adding the six month period ended October 31, 2005 to the year end April 30, 2005 and deducting the six month period ended October 31, 2004. The six month periods ended October 31, 2005 and 2004 are constructed from the deducting the respective three month period ended January 31, 2006 and 2005 from the nine month period ended January 31, 2006 and 2005.

310423 Alberta Ltd.
The prospectus includes consolidated balance sheets of 310423 as at August 31, 2005 and 2004 and the consolidated statements of earnings and retained earnings and cash flows for each of the years in the three year period ended August 31, 2005.

The pro-forma unaudited twelve-month consolidated statement of income to December 31, 2005 is constructed from 310423 consolidated financial statements by adding the three month period ended November 30, 2005 to the year end August 31, 2005 and deducting the three month period ended November 30, 2004. The three month periods ended November 30, 2005 and 2004 are constructed from the deducting the respective three month period ended February 28, 2006 and 2005 from the six month period ended February 28, 2006 and 2005.

3 Unaudited pro forma consolidated balance sheet assumptions and adjustments

The following assumptions and adjustments have been made to reflect the proposed transactions described in note 1 as if the transactions had occurred on March 31, 2006:

a) The issuance of • million Units for total gross proceeds of $ • million on the closing of the Offering and the payment of the underwriters fee and other costs of the Offering, estimated to be $ • million.

b) The additional payment for equipment to be purchased by the Trust subsequent to the date of closing. These assets were treated as available for use and therefore the related revenue and amortization have not been recorded as it is management's intent not to put the assets into use until such time as they have contracts available.

c) Removal of certain capital assets and related debt and other assets that will be transferred to existing shareholders of the Acquired Companies and will not be owned by the Acquired Companies when purchased by the Trust. Reclassification of deposits held as security for debt financing associated with the assets and repayment of bank indebtedness.

d) Purchase accounting – Acquisition of shares, shareholder and related party loans and accrued bonuses payable

The Acquisition will be accounted for using the purchase method with the assets acquired and liabilities assumed recorded at preliminary estimates of fair value. The final allocation of the purchase price will be based on the assets acquired and liabilities assumed at the effective date of the Acquisition based upon internal and/or independent asset valuations. A preliminary allocation of the consideration is as follows:

	$
Net assets acquired	
Net working capital	34,547,243
Value of working capital adjustment on pro forma	(11,916,398)
Property and equipment	96,252,151
Intangibles	48,596,484
Goodwill	93,198,008
Investments	86,785
Cash surrender value of insurance policy	272,639
Notes and interest receivable	96,154
	261,133,066
Consideration given for value of shares and shareholder loans of acquired companies	
Units	127,650,940
Cash to vendors on closing	103,284,052
Aggregate base purchase price	230,934,992
Retirement of long-term debt and capital lease obligation	23,538,782
Retirement of additional debt on pro forma	6,659,292
	261,133,066

Net working capital acquired on the Acquisition includes cash, short-term investments, accounts receivable, inventory, prepaid expenses, current portion of note receivable, income taxes recoverable, bank indebtedness, accounts payable and accrued liabilities and income taxes payable. The purchase price is affected by the changes in working capital, shareholder loans and long-term debt from the date specified in the purchase and sale agreement to the date of closing. Changes in the balances for these items will affect the net consideration paid by the Trust to the owners. These adjustments may be material. An estimated value of working capital adjustments as at March 31, 2006 is noted in the table above.

In conjunction with acquisitions, all debt and capital lease obligations will be repaid by the Trust through the use of proceeds from the offering.

Goodwill is the cost of an acquisition less the fair value of identifiable assets and liabilities and will be tested for impairment at least annually. Intangibles relate to customer contracts, non compete clauses and trade names and are amortized over their expected lives on a straight-line basis between 5 and 10 years.

4 Unaudited pro forma consolidated statements of income assumptions and adjustments

The unaudited pro forma consolidated statements of income of the Trust for the three-month period ended March 31, 2006 and for the twelve-month period ended December 31, 2005 have been prepared assuming that the Trust was in operation during the three-month period and the twelve-month period, respectively and as if the proposed transaction described in note 1 had occurred on January 1, 2005. The Trust will incur additional annual administrative expenses in connection with reporting to shareholders, investor relations, directors' and officers' insurance and other expenses as a result of the proposed transactions and the effects of these costs have not been reflected in the unaudited pro forma consolidated statement of income. The unaudited pro-forma consolidated statement of income of the Trust reflects the following assumptions and adjustments to the income and expenses of the Trust:

a) The reduction in interest expense for the three-month period and for the twelve-month period to reflect interest expense on the bank indebtedness, callable debt, long-term debt and capital lease obligations that will be settled by the Trust.

b) Additional amortization expense on property and equipment and intangible assets for the three-month period and the twelve-month period resulting from the fair value allocation described in note 3(d).

c) The reversal of management compensation for the three-month period and for the twelve-month period, included in management fees and bonuses relating to existing owner/manager compensation arrangements that will be terminated in connection with the Offering.

d) The reversal of current income taxes for the three-month period for the twelve-month period reflecting that income tax obligations related to the distributions of the Trust are obligations of the ultimate Unitholders. It is assumed that income tax obligations of the General Partner and Acquisitionco will be nominal.

332691 Alberta Ltd.

(operating as Gordon Bros. Construction Ltd.)

Consolidated Financial Statements

March 31, 2006

September 30, 2005 and 2004



PricewaterhouseCoopers LLP
Chartered Accountants
111 5th Avenue SW, Suite 3100
Calgary, Alberta
Canada T2P 5L3
Telephone +1 (403) 509 7500
Facsimile +1 (403) 781 1825

May 5, 2006
(except for note 13, which is as at • , 2006)

Auditors' Report

**To the Shareholders of
332691 Alberta Ltd.**

We have audited the consolidated balance sheets of **332691 Alberta Ltd.** (operating as Gordon Bros. Construction Ltd.) as at September 30, 2005 and 2004 and the consolidated statements of earnings and retained earnings and cash flows for each of the years in the three-year period ended September 30, 2005. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with Canadian generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Company as at September 30, 2005 and 2004 and the results of its operations and its cash flows for each of the years in the three-year period ended September 30, 2005 in accordance with Canadian generally accepted accounting principles.

Chartered Accountants

Calgary, Alberta

332691 Alberta Ltd.

(operating as Gordon Bros. Construction Ltd.)

Consolidated Balance Sheets

	March 31,	September 30,	
	2006 $ (Unaudited)	2005 $	2004 $
Assets			
Current assets			
Cash	365,596	184,377	10
Accounts receivable	1,989,880	1,608,197	1,072,583
Prepaid expenses	1,330	-	-
Inventory	343,956	372,999	-
Current portion of note receivable	29,377	34,583	-
	2,730,139	2,200,156	1,072,593
Investment (note 5)	3,230	3,230	2,998
Note receivable	83,307	67,716	-
Property and equipment (note 3)	3,719,849	4,057,166	3,805,278
	6,536,525	6,328,268	4,880,869
Liabilities			
Current liabilities			
Bank overdraft	-	368,159	190,474
Accounts payable and accrued liabilities	700,436	697,538	875,888
Accrued management bonus	1,611,065	732,000	-
Income taxes payable	-	7,780	18,823
Current portion of obligations under capital lease (note 7)	1,006,741	1,205,201	1,037,618
Shareholder advances (note 8)	556,579	280,768	350,440
	3,874,821	3,291,446	2,473,243
Future income taxes (note 10)	67,514	67,514	22,668
Obligations under capital lease (note 7)	1,044,692	1,512,678	1,413,458
	4,987,027	4,871,638	3,909,369
Shareholders' Equity			
Share capital (note 6)	44	44	44
Retained earnings	1,549,454	1,456,586	971,456
	1,549,498	1,456,630	971,500
	6,536,525	6,328,268	4,880,869

Approved on behalf of Petrowest Energy Services Trust by Petrowest Energy Services General Partner Ltd., as Administrator:

(signed) "*Ken Drysdale*"
Director

(signed) "*D. Hugh Gillard*"
Director

332691 Alberta Ltd.

(operating as Gordon Bros. Construction Ltd.)
Consolidated Statements of Earnings and Retained Earnings

	Three months ended March 31,		Six months ended March 31,		Years ended September 30,		
	2006 $ (Unaudited)	2005 $ (Unaudited)	2006 $ (Unaudited)	2005 $ (Unaudited)	2005 $	2004 $	2003 $
Revenue	3,444,780	2,424,643	6,607,050	5,390,779	8,604,638	7,779,706	6,631,681
Expenses							
Operating and administrative	2,500,044	1,789,875	4,367,561	3,630,051	6,355,041	6,020,817	4,781,686
Interest – current	2,474	5,106	4,374	10,350	15,346	36,007	12,651
Interest – capital leases	18,030	21,669	29,837	42,558	100,372	96,181	95,625
Management bonus	635,804	288,495	1,611,065	1,110,280	612,000	272,500	976,000
Amortization	283,621	259,524	570,770	538,808	1,210,337	1,001,181	690,894
	3,439,973	2,364,669	6,583,607	5,332,047	8,293,096	7,426,686	6,556,856
	4,807	59,974	23,443	58,732	311,542	353,020	74,825
Other income (expenses)							
Loss on disposal of investments	-	-	-	-	-	(20,000)	-
Interest income	-	1,417	1,087	1,417	5,586	112	-
Gain (loss) on disposal of property and equipment	-	11,625	86,185	85,201	261,204	75,382	(7,941)
Earnings before income taxes	4,807	73,016	110,715	145,350	578,332	408,514	66,884
Income tax expense (note 10)	775	11,770	17,847	23,430	93,202	69,730	13,925
Earnings for the period	4,032	61,246	92,868	121,920	485,130	338,784	52,959
Retained earnings – Beginning of period	1,545,422	1,032,130	1,456,586	971,456	971,456	632,672	579,713
Retained earnings – End of period	1,549,454	1,093,376	1,549,454	1,093,376	1,456,586	971,456	632,672

332691 Alberta Ltd.

(operating as Gordon Bros. Construction Ltd.)
Consolidated Statements of Cash Flows

	Three months ended March 31,		Six months ended March 31,		Years ended September 30,		
	2006 $ (Unaudited)	2005 $ (Unaudited)	2006 $ (Unaudited)	2005 $ (Unaudited)	2005 $	2004 $	2003 $
Cash provided by (used in)							
Operating activities							
Earnings for the period	4,032	61,246	92,868	121,920	485,130	338,748	52,959
Items not affecting cash							
Amortization	283,621	259,524	570,770	538,808	1,210,337	1,001,181	690,894
Loss (gain) on disposal of property and equipment	-	(11,625)	(86,185)	(85,201)	(261,204)	(75,382)	7,941
Loss on disposal of investments	-	-	-	-	-	20,000	-
Future income tax expense	-	-	-	-	44,846	11,647	188
	287,653	309,145	577,453	575,527	1,479,109	1,296,194	751,982
Change in non-cash working capital							
Accounts receivable	42,989	939,297	(381,683)	(86,626)	(535,614)	56,642	(223,045)
Prepaids	-	-	(1,330)	-	-	-	-
Inventory	52,832	-	29,043	-	(372,999)	-	-
Accounts payable and accrued liabilities	188,116	(503,220)	2,898	(892,500)	(178,350)	(296,817)	951,865
Accrued management bonus	(96,196)	45,745	879,065	1,170,280	732,000	-	-
Income taxes payable	(25,965)	11,770	(7,780)	23,430	(11,043)	15,926	(21,987)
	449,429	802,737	1,097,666	790,111	1,113,103	1,071,945	1,458,815
Financing activities							
Note receivable	127,024	(115,654)	(10,385)	(115,654)	(102,299)	-	-
Repayment of obligation under capital lease	(343,191)	(294,764)	(666,446)	(572,123)	(1,167,523)	(881,651)	(1,026,045)
Shareholder advances	383,761	91,690	275,811	54,649	(69,672)	276,076	119,812
Bank indebtedness	(253,951)	(242,787)	(368,159)	140,689	177,685	(257,427)	(57,874)
	(86,357)	(561,515)	(769,179)	(492,439)	(1,161,809)	(863,002)	(964,107)
Investing activities							
Purchase of property and equipment	(27,621)	-	(240,041)	(206,201)	(406,145)	(323,521)	(486,157)
Sale of property and equipment	-	107,227	92,773	280,000	639,450	88,000	-
Investments	-	-	-	-	(232)	(90)	(41)
	(27,621)	107,227	(147,268)	73,799	233,073	(235,611)	(486,198)
Increase (decrease) in cash	335,451	348,449	181,219	371,471	184,367	(26,668)	8,510
Cash – Beginning of period	30,145	23,032	184,377	10	10	26,678	18,168
Cash – End of period	365,596	371,481	365,596	371,481	184,377	10	26,678
Supplementary information							
Interest paid	3,457	216,776	34,261	52,500	115,718	132,988	108,276
Income taxes paid	26,740	-	26,740	-	61,755	38,031	35,717
Non-cash transactions							
Property and equipment purchased through capital lease	-	20,945	-	133,600	1,434,326	2,099,722	995,127

1 Nature of business

Gordon Bros. Construction Ltd. and 332691 Alberta Ltd. (the "Company") are privately owned and incorporated under the laws of the province of Alberta. The companies provide well site construction, road building and well site reclamation services in northern Alberta.

The Company's business is considered to have some seasonality, with peak levels generally in the first and fourth calendar year quarters.

2 Summary of significant accounting policies

These consolidated financial statements are stated in Canadian dollars and have been prepared in accordance with Canadian generally accepted accounting principles.

Principles of consolidation

The consolidated financial statements include the accounts of the Company and its wholly owned subsidiary, Gordon Bros. Construction Ltd. Intercompany balances and transactions have been eliminated on consolidation.

Property and equipment

Property and equipment are initially recorded at cost. Amortization is provided using the declining balance method at rates intended to amortize the cost of assets over their estimated useful lives.

Buildings	5%
Equipment	20%
Automotive	30%
Computer equipment	30%
Contractors mobile equipment	30%
Portable camp equipment	30%

Management assesses the carrying amount of property and equipment for impairment when facts and circumstances indicate a potential impairment. If it is determined that the estimated net recoverable amount is less than the net carrying amount, a writedown to the asset's fair value is recognized during the period.

Long-term investments

Other long-term investments are portfolio investments recorded at cost, less any write-down for other than temporary impairment.

Future income taxes

The Company uses the liability method of income tax allocation in accounting for income taxes. Under this method, future income tax assets and liabilities are determined based on temporary differences between the financial reporting and income tax bases of assets and liabilities, and measured using the substantively enacted tax rates and laws that will be in effect when the temporary differences are expected to reverse.

Inventory

Inventory is valued at the lower of cost and net realizable value. Cost is determined by the first-in, first-out method.

Measurement uncertainty

The preparation of financial statements in accordance with Canadian generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the period. Such estimates include providing amortization of property and equipment and the recoverability of accounts receivable. Actual results could differ from these estimates.

Revenue recognition

The Company's services are generally sold based upon purchase orders with the customer that include fixed or determinable prices. Revenue is recognized when services are rendered and when collectibility is reasonably assured.

3 Property and equipment

			March 31, 2006 (Unaudited)
	Cost $	Accumulated amortization $	Net $
Land	70,531	-	70,531
Buildings	408,120	89,526	318,594
Equipment	162,697	95,886	66,811
Automotive	1,617,920	963,102	654,818
Computer equipment	15,163	6,742	8,421
Contractors mobile equipment	5,857,532	3,286,712	2,570,820
Portable camp equipment	59,000	29,146	29,854
	8,190,963	4,471,114	3,719,849

	September 30, 2005		
	Cost $	Accumulated amortization $	Net $
Land	70,531	-	70,531
Buildings	383,762	81,690	302,072
Equipment	162,871	89,777	73,094
Automotive	1,424,032	801,542	622,490
Computer equipment	9,813	5,731	4,082
Contractors mobile equipment	5,812,202	2,862,410	2,949,792
Portable camp equipment	59,000	23,895	35,105
	7,922,211	3,865,045	4,057,166

	September 30, 2004		
	Cost $	Accumulated amortization $	Net $
Land	70,531	-	70,531
Buildings	261,177	69,017	192,160
Equipment	132,923	78,185	54,738
Automotive	1,288,288	714,979	573,309
Computer equipment	8,295	4,307	3,988
Contractors mobile equipment	5,776,893	2,916,491	2,860,402
Portable camp equipment	59,000	8,850	50,150
	7,597,107	3,791,829	3,805,278

Included in property and equipment as at March 31, 2006 are assets under capital lease with a cost of $4,729,018 (unaudited) (September 30, 2005 – $4,729,018; 2004 – $3,712,506) and accumulated amortization of $2,148,043 (unaudited) (September 30, 2005 – $1,856,871; 2004 – $1,167,166).

4 Related party transactions

The Company is related to 1103710 Alberta Ltd. which is owned by a relative of one of the shareholders of the Company. During the six-month period ended March 31, 2006, the Company had property and equipment rental expense of $nil (unaudited) (years ended September 30, 2004 – $20,000; 2004 – $nil) to the related company. During the six month period ended March 31, 2006, the Company incurred $60,000 (unaudited) related to management fees (September 30, 2005 – $140,000) of which $60,000 (unaudited) was included in accrued liabilities as at March 31, 2006 (September 30, 2005 - $120,000).

These transactions are measured at the exchange amount.

5 Investment

	March 31,	September 30,	
	2006 $ (Unaudited)	2005 $	2004 $
United Farmers of Alberta Patronage account	3,230	3,230	2,998

6 Share capital

Authorized
Unlimited Class A common shares
Unlimited Class B, non-voting, common shares
Unlimited Class D, redeemable, retractable, non-voting preferred shares

Issued

	March 31,	September 30,	
	2006 $ (Unaudited)	2005 $	2004 $
346 Class A shares	44	44	44

7 Obligations under capital lease

	March 31,	September 30,	
	2006	2005	2004
	$	$	$
	(Unaudited)		
Capital lease obligation security is provided by specific leased equipment, repayable in monthly payments ranging from $966 - $15,669, including interest at rates ranging from 0% to 7.8% and matures on various dates to May, 2009.	2,051,433	2,717,879	2,451,076
Less: Obligations under capital lease due in one year	(1,006,741)	(1,205,201)	(1,037,618)
	1,044,692	1,512,678	1,413,458

Estimated principal repayments as at September 30, 2005 are as follows:

	$
2006	1,262,086
2007	887,577
2008	448,908
2009	247,592
	2,846,163
Less: Imputed interest	(128,284)
	2,717,879

8 Shareholder advances

Shareholder advances are unsecured, interest free and are repayable on demand.

9 Financial instruments

Fair values

The carrying value of cash, accounts receivable, note receivable, bank overdraft, accounts payable and accrued liabilities and accrued management bonus, approximate their fair values due to the relatively short period to maturity of the instruments and interest rates attached to the instruments. The fair values of shareholder advances and obligations under capital lease are not practicably determinable.

Credit risk

The Company is exposed to credit risk on the accounts receivable from its customers. In order to reduce its credit risk, the Company has adopted credit policies that include the analysis of the financial position of its customers and the regular review of their credit limits.

As at March 31, 2005, the Company had 90% of accounts receivable (unaudited) (September 30, 2005 – 71%; 2004 – 50%) from three customers.

Interest rate risk

The Company is exposed to interest rate risk in respect of the obligations under capital lease which bear fixed and fluctuating rates of interest.

10 Income taxes

The income tax provision recorded differs from the income tax obtained by applying the statutory income tax rates to the income for the period and is reconciled as follows:

	Three months ended December 31,		Six months ended March 31,		Years ended September 30,		
	2006 $ (Unaudited)	2005 $ (Unaudited)	2006 $ (Unaudited)	2005 $ (Unaudited)	2005 $	2004 $	2003 $
Earnings before income taxes	4,807	73,016	110,715	145,350	578,332	408,514	66,884
Combined statutory rate	16.12%	16.12%	16.12%	16.12%	16.12%	16.12%	17.37%
Calculated expected income taxes	775	11,770	17,847	23,430	93,227	65,852	11,618
Increase (decrease)							
Non-deductible expenses	-	-	-	-	657	4,354	2,307
Other	-	-	-	-	(682)	(476)	-
	775	11,770	17,847	23,430	93,202	69,730	13,925
Represented by							
Current income tax provision	775	11,770	17,847	23,430	48,456	58,083	13,737
Future income tax provision	-	-	-	-	44,846	11,647	188
	775	11,770	17,847	23,430	93,302	69,730	13,925

The component of future income tax liability is as follows:

	Six months ended March 31,	Years ended September 30,	
	2006 $	2005 $	2004 $
Carrying value of property and equipment in excess of tax value	67,514	67,514	22,668

11 Segmented information

In the opinion of management, the Company has only one business segment, which is the business of oilfield construction services in Canada.

12 Economic dependence

During the six months ended March 31, 2006, the Company had sales of 80% (unaudited) (years ended September 30, 2005 – 84% (each customer at 62%, 12% and 10%); 2004 – 89% (each customer at 41%, 35% and 13%); 2003 – 93% (each customer at 53%, 30% and 10%)) to three customers.

13 Subsequent event

Initial public offering

On __________, Petrowest Energy Services Trust (the "Trust") filed a prospectus relating to the initial public offering of up to • million trust units for $10 per unit (the "Offering"). Costs of the Offering are estimated to be $2.7 million, and fees payable to the agents are estimated to be $ •, resulting in net proceeds of $ • million.

The Trust, through a subsidiary, will acquire 100% of the shares of the Company and all outstanding shareholders loans for $5,922,429 and 888,363 Trust units at a deemed price of $10 per unit. The cash payment will be adjusted post-closing for changes in working capital, long-term debt and shareholder loans to the date of closing.

Roy Larson Construction Ltd.

Financial Statements
February 28, 2006
May 31, 2005 and 2004



PricewaterhouseCoopers LLP
Chartered Accountants
111 5th Avenue SW, Suite 3100
Calgary, Alberta
Canada T2P 5L3
Telephone +1 (403) 509 7500
Facsimile +1 (403) 781 1825

May 5, 2006
(except for note 14, which is as at • , 2006)

Auditors' Report

To the Shareholders of
Roy Larson Construction Ltd.

We have audited the balance sheets of **Roy Larson Construction Ltd.** as at May 31, 2005 and 2004, and the statements of earnings and retained earnings and cash flows for each of the years in the three year period ended May 31, 2005. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with Canadian generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these financial statements present fairly, in all material respects, the financial position of the Company as at May 31, 2005 and 2004, and the results of its operations and its cash flows for each of the years in the three year period ended May 31, 2005 in accordance with Canadian generally accepted accounting principles.

Chartered Accountants

Calgary, Alberta

Roy Larson Construction Ltd.

Balance Sheets

	February 28,		May 31,
	2006	2005	2004
	$	$	$
	(Unaudited)		
Assets			
Current assets			
Cash and cash equivalents	856,422	1,739,098	323,736
Accounts receivable	4,327,197	1,960,123	1,512,837
Prepaid expenses	80,920	68,500	-
	5,264,539	3,767,721	1,836,573
Investments (note 3)	25,873	25,873	25,808
Property and equipment (note 4)	10,507,490	8,244,270	6,337,672
	15,797,902	12,037,864	8,200,053
Liabilities			
Current liabilities			
Accounts payable and accrued liabilities	756,828	706,481	482,166
Accrued management bonus	2,523,098	2,972,000	1,539,500
Income taxes payable	49,710	7,616	19,755
Callable debt (note 5)	1,854,151	1,482,685	1,108,822
Current portion of capital lease obligations (note 6)	2,313,622	1,992,729	1,562,181
	7,497,409	7,161,511	4,712,424
Shareholder advances (note 7)	3,052,964	1,467,480	1,072,906
Future income tax liability (note 11)	166,862	93,433	74,575
Capital lease obligations (note 6)	2,375,666	1,694,213	1,032,982
	13,092,901	10,416,637	6,892,887
Shareholders' Equity			
Share capital (note 8)	150	150	150
Retained earnings	2,704,851	1,621,077	1,307,016
	2,705,001	1,621,227	1,307,166
	15,797,902	12,037,864	8,200,053

Commitments (note 9)

Approved on behalf of Petrowest Energy Services Trust by Petrowest Energy Services General Partner Ltd., as Administrator:

(signed) "*Ken Drysdale*"
Director

(signed) "*D. Hugh Gillard*"
Director

Roy Larson Construction Ltd.

Statements of Earnings and Retained Earnings

	Three months ended February 28,		Nine months ended February 28,		Years ended May 31,		
	2006 $ (Unaudited)	2005 $ (Unaudited)	2006 $ (Unaudited)	2005 $ (Unaudited)	2005 $	2004 $	2003 $
Revenue	5,865,092	5,593,755	17,011,548	14,766,618	18,442,453	13,280,703	12,268,062
Expenses							
Operating and administrative	3,836,553	3,840,105	11,403,051	9,301,983	12,758,236	9,700,797	9,900,758
Amortization	713,688	500,410	2,060,237	1,506,886	2,179,727	1,627,682	1,161,064
Interest – current	1,929	2,018	10,811	8,012	13,254	15,479	13,956
Interest on callable debt and capital lease obligation	78,366	55,705	203,220	189,364	238,803	169,869	148,625
Management bonus	1,061,994	1,162,021	2,523,098	3,200,963	2,972,000	1,539,500	1,019,400
	5,692,530	5,560,259	16,200,417	14,207,208	18,162,020	13,053,327	12,243,803
	172,562	33,496	811,131	559,410	280,433	227,376	24,259
Other income (expense)							
Dividend income	-	-	-	-	88	9,030	-
Gain (loss) on disposal of property and equipment	55,293	9,657	481,498	(25,853)	82,896	281,744	-
	55,293	9,657	481,498	(25,853)	82,984	290,774	-
Earnings before income taxes	227,855	43,153	1,292,629	533,557	363,417	518,150	24,259
Income tax expense (note 11)	36,891	7,153	208,855	86,922	49,356	93,360	6,835
Earnings for the period	190,964	36,000	1,083,774	446,635	314,061	424,790	17,424
Retained earnings – Beginning of period	2,513,887	1,717,651	1,621,077	1,307,016	1,307,016	882,226	864,802
Retained earnings – End of period	2,704,851	1,753,651	2,704,851	1,753,651	1,621,077	1,307,016	882,226

Roy Larson Construction Ltd.

Statements of Cash Flows

	Three months ended February 28,		Nine months ended February 28,		Years ended May 31,		
	2006 $ (Unaudited)	2005 $ (Unaudited)	2006 $ (Unaudited)	2005 $ (Unaudited)	2005 $	2004 $	2003 $
Cash provided by (used in)							
Operating activities							
Earnings for the period	190,964	36,000	1,083,774	446,635	314,061	424,790	17,424
Items not affecting cash							
Amortization	713,688	500,410	2,060,237	1,506,886	2,179,727	1,627,682	1,161,064
Loss (gain) on disposal of property and equipment	(55,293)	(9,657)	(481,498)	25,853	(82,896)	(281,744)	-
Future income tax expense	8,913	1,564	73,429	(4,188)	18,858	63,924	3,982
	858,272	528,317	2,735,942	1,975,186	2,429,750	1,834,652	1,182,470
Changes in working capital							
Accounts receivable	(28,123)	19,452	(2,367,074)	(2,189,539)	(447,286)	(763,031)	(83,996)
Prepaids	(66,045)	(10,885)	(12,420)	(10,885)	(68,500)	-	932
Accounts payable and accrued liabilities	144,317	(72,483)	50,347	62,345	224,315	(134,798)	134,463
Income taxes	13,977	(12,646)	42,094	6,320	(12,139)	(19,869)	(18,534)
Accrued management bonus	1,061,994	1,162,021	(448,902)	1,661,463	1,432,500	1,539,500	-
	1,126,120	1,085,459	(2,735,955)	(470,296)	1,128,890	621,802	32,865
	1,984,392	1,613,776	(13)	1,504,890	3,558,640	2,456,454	1,215,335
Investing activities							
Property and equipment purchases	(187,068)	(172,019)	(1,608,031)	(926,192)	(2,019,989)	(2,044,206)	(1,233,462)
Proceeds from property and equipment disposals	182,480	182,750	911,813	814,993	1,237,052	777,500	-
Investment purchases	-	-	-	-	(65)	(23,608)	-
	(4,588)	10,731	(696,218)	(111,199)	(783,002)	(1,290,314)	(1,233,462)
Financing activities							
Proceeds from callable debt	100,971	13,800	850,373	487,531	1,255,245	1,118,722	737,139
Callable debt and capital lease obligation repayments	(947,798)	(638,501)	(2,622,302)	(2,309,568)	(3,010,095)	(2,166,595)	(1,764,132)
Shareholder advances	(93,893)	(95,572)	1,585,484	639,560	394,574	(488,071)	878,998
	(940,720)	(720,273)	(186,445)	(1,182,477)	(1,360,276)	(1,535,944)	(147,995)
Increase (decrease) in cash	1,039,084	904,234	(882,676)	211,214	1,415,362	(369,804)	(166,122)
Cash and cash equivalents – Beginning of period	(182,662)	(369,284)	1,739,098	323,736	323,736	693,540	859,662
Cash and cash equivalents – End of period	856,422	534,950	856,422	534,950	1,739,098	323,736	693,540
Supplementary information							
Interest paid	80,295	57,723	214,031	197,376	252,057	185,348	162,581
Income taxes paid	-	-	50,978	59,067	92,546	49,305	21,061
Non-cash transactions							
Property and equipment purchased through capital lease	666,196	227,250	3,145,741	2,590,575	3,220,492	2,058,946	1,321,696

Roy Larson Construction Ltd.

Notes to Financial Statements

1 Nature of business

Roy Larson Construction Ltd. (the "Company") is a privately owned company, that operates a well site construction, site restoration and road building business whose predecessors were incorporated under the Alberta Business Corporations Act in 1986.

The Company's business is considered to have some seasonality, with peak levels generally in the first and fourth calendar year quarters.

2 Summary of significant accounting policies

The financial statements are stated in Canadian dollars and have been prepared in accordance with Canadian generally accepted accounting principles.

Cash and cash equivalents

Included in cash and cash equivalents are bank overdrafts.

Investments

The Company accounts for investments on a cost basis. Investments are written down to their net realizable value should a decline in value occur that is not considered temporary.

Property and equipment

Property and equipment are initially recorded at cost. Rates of amortization applied on a declining balance basis to write off the cost of property and equipment over their estimated useful lives are as follows:

Buildings	4%
Generating equipment	8%
Equipment	20%
Furniture and fixtures	20%
Contractors moveable equipment	30%
Automotive equipment	30% – 40%
Computer equipment	30%

Management assesses the carrying amount of property and equipment for impairment when facts and circumstances indicate a potential impairment. If it is determined that the estimated net recoverable amount is less than the net carrying amount, a writedown to the asset's fair value is recognized during the period.

Future income taxes

The Company uses the liability method of income tax allocation in accounting for income taxes. Under this method, future income tax assets and liabilities are determined based on temporary differences between the financial reporting and income tax bases of assets and liabilities, and are measured using the substantively enacted income tax rates and laws that will be effect when the temporary differences are expected to reverse.

Measurement uncertainty

The preparation of financial statements in conformity with Canadian generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amount of assets and liabilities, disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of the revenues and expenses during the period. Such estimates include providing amortization of property and equipment and recoverability of accounts receivable. Actual results could differ from these estimates.

Revenue recognition

The Company' services are generally sold based on purchase orders with a customer that includes fixed or determinable prices. Revenue is recognized when services are rendered and when collectibility is reasonably assured.

3 Investments

	February 28,		May 31,
	2006 $ (Unaudited)	2005 $	2004 $
Golf and Country Club – 1 share	2,200	2,200	2,200
UFA patronage equity	23,673	23,673	23,608
	25,873	25,873	25,808

(2)

4 Property and equipment

			February 28, 2006
	Cost $	Accumulated amortization $	Net $ (Unaudited)
Land	673,900	-	673,900
Buildings	947,788	92,299	855,489
Generating equipment	78,875	6,719	72,156
Equipment	272,745	106,483	166,262
Furniture and fixtures	41,698	24,703	16,995
Contractors moveable equipment	13,249,635	5,651,773	7,597,862
Automotive equipment	1,857,967	742,522	1,115,445
Computer equipment	21,590	12,209	9,381
	17,144,198	6,636,708	10,507,490

			May 31, 2005
	Cost $	Accumulated amortization $	Net $
Land	28,000	-	28,000
Buildings	641,301	70,616	570,685
Generating equipment	78,875	4,493	74,382
Equipment	225,483	96,532	128,951
Furniture and fixtures	38,920	21,958	16,962
Contractors moveable equipment	10,834,972	4,377,877	6,457,095
Automotive equipment	1,646,705	684,272	962,433
Computer equipment	16,057	10,295	5,762
	13,510,313	5,266,043	8,244,270

			May 31, 2004
	Cost $	Accumulated amortization $	Net $
Land	28,000	-	28,000
Buildings	516,106	49,406	466,700
Generating equipment	52,540	1,943	50,597
Equipment	226,460	86,121	140,339
Furniture and fixtures	38,920	17,717	21,203
Contractors moveable equipment	7,993,547	3,315,672	4,677,875
Automotive equipment	1,494,692	549,965	944,727
Computer equipment	16,057	7,826	8,231
	10,366,322	4,028,650	6,337,672

Included in property and equipment as at February 28, 2006 are assets under capital leases with a cost of $10,215,864 (unaudited) (May 31, 2005 – $7,007,982; 2004 – $4,123,686) and accumulated amortization of $3,427,298 (unaudited) (May 31, 2005 – $2,148,989; 2004 – $1,067,992).

5 Callable debt

	February 28,	May 31,	
	2006 $ (Unaudited)	2005 $	2004 $
Term loans security is provided by related property and equipment, are repayable in monthly payments ranging from $1,730 to $8,550, including interest at rates ranging from 5.3% to 7.0%, maturing at various dates to December 2009 and payable on demand.	1,239,611	1,482,685	1,108,822
Term loans security is provided by related property and equipment, repayable in monthly payments ranging from $4,960 to $7,386, including interest at rates ranging from prime plus 1.0% to 1.5%, maturing at various dates to May 2012 and payable on demand.	614,540	-	-
	1,854,151	1,482,685	1,108,822

The net book value of the security provided by related property and equipment for the above term loans are $1,808,863 at May 31, 2005 (2004 – $957,321).

Estimated principal repayments as at May 31, 2005 are as follows:

	$
2006	585,255
2007	512,732
2008	276,283
2009	108,415
	1,482,685

At May 31, 2005, the Company was in breach of a debt covenant related to the current ratio for the above term loans. The Company obtained a waiver from its lendors until May 31, 2006.

The Company has a line of credit which has an available credit facility of $500,000 that has not been drawn upon at May 31, 2005. The line of credit security is provided by a general security agreement.

6 Capital lease obligations

	February 28,	May 31,	
	2006 $ (Unaudited)	2005 $	2004 $
Capital lease obligations security is provided by related property and equipment, are repayable in monthly payments of $114,366, including interest at rates ranging from 0.00% to 6.59%, maturing on various dates ranging from May 2005 to September 2009.	4,689,288	3,686,942	2,595,163
Less: Current portion	(2,313,622)	(1,992,729)	(1,562,181)
	2,375,666	1,694,213	1,032,982

Repayments on capital leases as at May 31, 2005 are estimated as follows:

	$
2006	2,203,374
2007	1,474,221
2008	354,856
	4,032,451
Less: Imputed interest	(345,509)
	3,686,942

Contractors moveable equipment has been pledged as security for the capital lease obligations.

7 Shareholder advances

The shareholder advances are unsecured and interest free.

8 Share capital

Authorized

Unlimited number of Class A voting common shares
Unlimited number of Class B voting common shares
Unlimited number of Class C non-voting redeemable, retractable preferred shares
Unlimited number of Class D non-voting redeemable, retractable preferred shares
2,000 Class E voting special shares
Unlimited number of Class F common shares

Issued

	February 28,	May 31,	
	2006 $ (Unaudited)	2005 $	2004 $
150 Class A shares	150	150	150

9 Commitments

The future minimum operating lease payments for equipment as at May 31, 2005 are as follows:

	$
2006	752,048
2007	254,162
2008	127,313
	1,133,523

Subsequent to May 31, 2005, the Company has entered into four new operating leases. The future minimum operating lease payments for these leases total $935,057 are repayable as follows:

	$
2006	261,339
2007	230,358
2008	196,537
2009	155,856
2010	90,967
	935,057

Subsequent to February 28, 2006, the Company restructured two lease agreements. As a result, these leases changed from being accounted for as capital leases to operating leases. As at February 28, 2006, the assets had a net book value of $744,871, with related loans outstanding of $671,421.

10 Financial instruments

Fair value

The carrying value of cash and cash equivalent, accounts receivable, accounts payable and accrued liabilities and accrued management bonus approximate their fair value due to the relatively short term to maturity of the instruments. The fair value of shareholder advances and capital lease obligations are not practicably determinable. The fair value of long-term debt approximates carrying values as the interest rates approximates the market rates.

Credit risk

The Company is exposed to credit risk on the accounts receivable from its customers. In order to reduce its credit risk, the Company has adopted credit policies that include an analysis of the financial position of its customers and a regular review of their credit limits.

As at February 28, 2006, 65% (unaudited) (May 31, 2005 – 73%; May 31, 2004 – 83%) of the accounts receivable of the Company were from three customers.

Interest rate risk

The Company is exposed to interest rate price risk in respect of the long-term debt which bears fixed and floating rates of interest.

11 Income taxes

Reconciliation of effective tax rate to the Canadian federal tax rate

The income tax provision recorded differs from the income tax obtained by applying the statutory income tax rates to earnings for the year and is reconciled as follows:

	Three months ended February 28,		Nine months ended February 28,		Years ended May 31,		
	2006 $ (Unaudited)	2005 $ (Unaudited)	2006 $ (Unaudited)	2005 $ (Unaudited)	2005 $	2004 $	2003 $
Earnings before income taxes	227,855	43,153	1,292,629	533,557	363,417	518,150	24,259
Combined federal and provincial statutory tax rate	16.12%	16.20%	16.12%	16.20%	16.12%	18.12%	20.71%
Calculated expected income taxes	36,730	6,991	208,372	86,436	58,583	93,889	5,024
Increase (decrease) resulting from the tax effect of:							
Non-deductible expenses	161	162	483	486	890	770	1,811
Rate change and other	-	-	-	-	(10,117)	(1,299)	-
	36,891	7,153	208,855	86,922	49,356	93,360	6,835
Represented by							
Current tax provision	27,978	5,589	135,426	91,110	30,498	29,436	2,853
Future tax provision (recovery)	8,913	1,564	73,429	(4,188)	18,858	63,924	3,982
	36,891	7,153	208,855	86,922	49,356	93,360	6,835

The components of future income tax balances are as follows:

	February 28,		May 31,
	2006	2005	2004
	$ (Unaudited)	$	$
Property and equipment carrying value in excess of tax values	166,862	93,433	74,575

12 Segmented information

In the opinion of management, the Company has only one business segment, which is the business of oil field and road construction.

13 Economic dependence

During the nine-month period ended February 28, 2006, 75% (unaudited) (February 28, 2005 –79% (unaudited)) and the year ended May 31, 2005 – 80% (each customer at 34%, 24% and 22%; May 31, 2004 – 73% (each customer at 30%, 23% and 20%); May 31, 2003 – 84% (each customer at 64%, 10% and 10%)) of the Company's sales were to three customers.

14 Subsequent events

Initial public offering

On __________, Petrowest Energy Services Trust (the "Trust") filed a prospectus relating to the initial public offering of up to • million trust units for $10 per unit (the "Offering"). Costs of the Offering are estimated to be $2.7 million and fees payable to the agents are estimated to be $ •, resulting in net proceeds of $ • million.

The Trust, through a subsidiary, will acquire 100% of the shares of the Company and all outstanding shareholder loans for $11,909,810 and 1,190,981 Trust units at a deemed price of $10 per unit. The cash payment will be adjusted post-closing for changes in working capital, long-term debt and shareholder loans to the date of closing.

310423 Alberta Ltd.

(Operating as Wales Contractors Ltd.)
Consolidated Financial Statements
February 28, 2006
August 31, 2005 and 2004



PricewaterhouseCoopers LLP
Chartered Accountants
111 5th Avenue SW, Suite 3100
Calgary, Alberta
Canada T2P 5L3
Telephone +1 (403) 509 7500
Facsimile +1 (403) 781 1825

May 5, 2006
(except for note 15, which is as at • , 2006)

Auditors' Report

To the Shareholders of
310423 Alberta Ltd.

We have audited the consolidated balance sheets of **310423 Alberta Ltd.** (operating as Wales Contractors Ltd.) as at August 31, 2005 and 2004 and the consolidated statements of earnings and retained earnings and cash flows for each of the years in the three-year period ended August 31, 2005. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with Canadian generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Company as at August 31, 2005 and 2004 and the results of its operations and its cash flows for the each of the years in the three-year period ended August 31, 2005 in accordance with Canadian generally accepted accounting principles.

Chartered Accountants

Calgary, Alberta

310423 Alberta Ltd.

(Operating as Wales Contractors Ltd.)
Consolidated Balance Sheets

	February 28,		August 31,
	2006	2005	2004
	$	$	$
	(Unaudited)		
Assets			
Current assets			
Cash and cash equivalents	1,054,142	428,005	114,812
Accounts receivable	4,318,424	4,262,591	3,021,780
Inventory	51,972	-	-
Prepaid expenses and deposits	160,871	60,128	50,252
Income taxes recoverable	16,028	54,639	-
Marketable security (note 3)	-	-	306,065
	5,601,437	4,805,363	3,492,909
Property and equipment (note 4)	8,283,740	8,617,807	7,929,274
Investments (note 5)	37,938	37,938	76,407
Due from related company (note 6)	1,055,323	1,059,739	844,728
	14,978,438	14,520,847	12,343,318
Liabilities			
Current liabilities			
Accounts payable and accrued liabilities	669,431	311,012	793,707
Income taxes payable	19,750	15,502	22,100
Accrued management bonus	4,080,830	3,900,000	1,720,000
Shareholder advances (note 6)	46,836	2,244	46,618
Current portion of obligations under capital lease (note 7)	2,222,280	1,822,270	1,651,825
	7,039,127	6,051,028	4,234,250
Future income taxes (note 12)	487,096	498,724	487,216
Obligations under capital lease (note 7)	1,400,740	2,095,790	2,025,940
	8,926,963	8,645,542	6,747,406
Shareholders' Equity			
Share capital (note 8)	338	338	338
Retained earnings	6,051,137	5,874,967	5,595,574
	6,051,475	5,875,305	5,595,912
	14,978,438	14,520,847	12,343,318

Commitments (note 10)

Approved on behalf of Petrowest Energy Services Trust by Petrowest Energy Services General Partner Ltd., as Administrator:

(signed) "*Ken Drysdale*"
Director

(signed) "*D. Hugh Gillard*"
Director

310423 Alberta Ltd.

(Operating as Wales Contractors Ltd.)
Consolidated Statements of Earnings and Retained Earnings

	Three months ended February 28,		Six months ended February 28,		Years ended August 31,		
	2006 $ (Unaudited)	2005 $ (Unaudited)	2006 $ (Unaudited)	2005 $ (Unaudited)	2005 $	2004 $	2003 $
Revenue	5,539,431	5,118,629	10,767,981	10,703,652	19,088,080	11,021,096	8,718,423
Expenses							
Operating and administrative	3,542,672	3,321,288	7,320,964	7,103,274	13,078,811	7,239,206	5,786,626
Amortization	571,034	794,826	1,146,472	1,233,637	2,111,259	1,729,235	1,393,353
Interest – current	837	6,961	1,222	9,589	18,722	13,650	14,075
Interest on obligations under capital lease	20,239	25,663	46,703	63,530	134,537	106,228	167,000
Management bonus	1,194,822	1,001,541	1,989,644	2,303,084	3,900,000	1,720,000	1,160,000
	5,329,604	5,150,279	10,505,005	10,713,114	19,243,329	10,808,319	8,521,054
	209,827	(31,650)	262,976	(9,462)	(155,249)	212,777	197,369
Other income (expenses)							
Interest and other income	1,495	3,306	1,942	8,032	13,100	26,883	10,642
Gain on disposal of property and equipment	-	332,917	-	374,309	432,304	151,129	60,402
Gain (loss) on sale of investment	-	(10,000)	-	(10,000)	13,641	2,393	584
Earnings before income taxes	211,322	294,573	264,918	362,879	303,796	393,182	268,997
Income tax expense (note 12)	35,516	49,179	44,156	60,244	24,403	45,400	49,206
Net earnings for the period	175,806	245,394	220,762	302,635	279,393	347,782	219,791
Retained earnings – Beginning of period	5,919,923	5,652,815	5,874,967	5,595,574	5,595,574	5,305,792	5,086,001
Dividends	(44,592)	-	(44,592)	-	-	(58,000)	-
Retained earnings – End of period	6,051,137	5,898,209	6,051,137	5,898,209	5,874,967	5,595,574	5,305,792

310423 Alberta Ltd.

(Operating as Wales Contractors Ldt.)

Consolidated Statements of Cash Flows

	Three months ended February 28		Six months ended February 28,		Years ended August 31,		
	2006 $ (Unaudited)	2005 $ (Unaudited)	2006 $ (Unaudited)	2005 $ (Unaudited)	2005 $	2004 $	2003 $
Cash provided by (used in)							
Operating activities							
Net earnings for the period	175,806	245,394	220,762	302,635	279,393	347,782	219,791
Items not affecting cash							
Amortization	571,034	794,826	1,146,472	1,233,637	2,111,259	1,729,235	1,393,353
Gain on disposal of property and equipment	-	(332,917)	-	(374,309)	(432,304)	(151,129)	(60,402)
Loss (gain) on sale of investment	-	10,000	-	10,000	(13,641)	(2,393)	(584)
Future income tax (recovery) expense	(24,611)	(3,876)	(11,628)	(2,924)	11,508	(50,008)	14,260
	722,229	713,427	1,355,606	1,169,039	1,956,215	1,873,487	1,566,418
Changes in non-cash working capital							
Accounts receivable	(223,296)	330,791	(55,833)	(939,392)	(1,240,811)	(791,598)	(243,627)
Inventory	-	-	(51,972)	-	-	-	-
Income taxes payable	88,588	18,373	42,859	8,707	(61,237)	14,783	(37,655)
Prepaid expenses and deposits	(85,840)	-	(100,743)	-	(9,876)	(6,497)	6,434
Accounts payable and accrued liabilities	703,045	67,855	358,419	(285,744)	(482,695)	447,384	(474,556)
Accrued management bonus	(880,830)	18,537	180,830	1,471,483	2,180,000	560,000	780,000
	323,896	1,148,983	1,729,166	1,424,093	2,341,596	2,097,559	1,597,014
Financing activities							
Repayments of obligations under capital lease	-	(417,662)	(817,486)	(405,828)	(3,246,220)	(2,058,593)	(1,968,654)
Advances to (repayment from) related company	(364)	28,256	4,416	(24,034)	(215,011)	(68,361)	(27,604)
Dividends paid	(44,592)	-	(44,592)	-	-	(58,000)	-
Advances from (repayments to) shareholders	44,592	-	44,592	-	(44,374)	43,096	-
Bank indebtedness	-	-	-	-	-	(177,202)	35,925
	(364)	(389,406)	(813,070)	(429,862)	(3,505,605)	(2,319,060)	(1,960,333)
Investing activities							
Purchase of property and equipment	(289,959)	-	(289,959)	(1,670,329)	(2,568,642)	(1,199,700)	(814,135)
Proceeds on disposal of property and equipment	-	260,090	-	1,107,819	3,687,669	1,649,962	1,091,400
Purchase of investments	-	-	-	-	-	(8,070)	(4,390)
Proceeds from sale of investments	-	-	-	100	52,110	-	-
Proceeds from maturity of marketable securities	-	-	-	-	306,065	-	90,444
Purchase of marketable securities	-	-	-	-	-	(105,879)	-
	(289,959)	260,090	(289,959)	(562,410)	1,477,202	336,313	363,319
Increase in cash	33,573	1,019,667	626,137	431,821	313,193	114,812	-
Cash (bank indebtedness) – Beginning of period	1,020,569	(473,034)	428,005	114,812	114,812	-	-
Cash and cash equivalents – End of period	1,054,142	546,633	1,054,142	546,633	428,005	114,812	-
Supplementary cash flow information							
Interest paid	21,076	32,624	47,925	73,119	153,259	119,878	180,978
Income taxes	28,460	11,738	39,460	31,479	86,573	79,278	71,981
Non-cash transactions							
Property and equipment purchases through capital lease	39,726	549,712	522,790	549,712	3,486,515	3,267,556	1,219,214

1 Nature of business

310423 Alberta Ltd. (the "Company") was incorporated under the Business Corporations Act of the Province of Alberta on January 16, 1984. The Company provides wellsite construction, road building and well site reclamation to oil and gas companies.

The Company's business is considered to have some seasonality, with peak levels generally in the first and fourth calendar year quarters.

2 Summary of significant accounting policies

The consolidated financial statements of 310423 Alberta Ltd. and its wholly owned subsidiary Wales Contracting Ltd., are stated in Canadian dollars and have been prepared in accordance with Canadian generally accepted accounting principles.

Cash and cash equivalents

Included in cash and cash equivalents are bank overdrafts.

Inventory

Inventory is valued at the lower of cost and net realizable value, with cost being determined on a first-in, first-out basis.

Principles of consolidation

The consolidated financial statements include the accounts of the Company and its wholly owned subsidiary, Wales Contractors Ltd. Intercompany balances and transactions have been eliminated on consolidation.

Property and equipment

Property and equipment are initially recorded at cost. Amortization is provided at cost less estimated salvage value using the following methods and rates:

Contractors' equipment	5 years straight-line
Contractors' equipment under capital lease	5 years straight-line
Automobiles and automotive equipment	20% – 30% declining balance
Automobiles and automotive equipment under capital lease	20% – 30% declining balance
Equipment	10% – 30% declining balance

Management assesses the carrying amount of property and equipment for impairment when facts and circumstances indicate potential impairment. If it is determined that the estimated net recoverable amount is less than the net carrying amount, a writedown to the asset's fair value is recognized during the period. No impairment loss has been recorded to date.

Investments

Investments are recorded at cost. Investments are written down to their fair value if their fair value is less than their carrying value.

Marketable securities

Marketable securities are recorded at amortized cost. Marketable securities are written down to their net realizable value should a decline in value occur that is not considered temporary.

Future income taxes

The Company uses the liability method of income tax allocation in accounting for income taxes. Under this method, future income tax assets and liabilities are determined based on temporary differences between the financial reporting and income tax bases of assets and liabilities, and measured using the substantively enacted tax rates and laws that will be in effect when the temporary differences are expected to reverse.

Measurement uncertainty

The preparation of financial statements in conformity with Canadian generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the period. Such estimates include providing amortization of property and equipment and recoverability of accounts receivable. Actual results could differ from these estimates.

Revenue recognition

The Company's services are generally based upon purchase orders with the customer that include fixed or determinable prices. Revenue is recognized when services are rendered and when collectability is reasonably assured.

3 Marketable security

	February 28,	August 31,	
	2006 $ (Unaudited)	2005 $	2004 $
Government of Canada Treasury Bill – 1.962% maturing September 2004	-	-	306,065

The market value of the investment at August 31, 2004 was $306,515.

4 Property and equipment

			February 28, 2006
	Cost $	Accumulated amortization $	Net $ (Unaudited)
Contractors' equipment	4,194,416	1,704,522	2,489,894
Contractors' equipment under capital lease	6,683,704	1,654,122	5,029,582
Automobiles and automotive equipment	883,413	430,515	452,898
Equipment	586,241	274,875	311,366
	12,347,774	4,064,034	8,283,740

			August 31, 2005
	Cost $	Accumulated amortization $	Net $
Contractors' equipment	3,944,598	1,183,950	2,760,648
Contractors' equipment under capital lease	6,543,585	1,473,358	5,070,227
Automobiles and automotive equipment	573,874	289,698	284,176
Automobiles and automotive equipment under capital lease	219,275	70,980	148,295
Equipment	578,925	224,464	354,461
	11,860,257	3,242,450	8,617,807

			August 31, 2004
	Cost $	Accumulated amortization $	Net $
Contractors' equipment	2,832,455	1,270,960	1,561,495
Contractors' equipment under capital lease	7,063,586	1,672,948	5,390,638
Automobiles and automotive equipment	630,681	349,713	280,968
Automobiles and automotive equipment under capital lease	182,221	27,333	154,888
Equipment	711,264	169,979	541,285
	11,420,207	3,490,933	7,929,274

5 Investments

	February 28,		August 31,
	2006 $ (Unaudited)	2005 $	2004 $
United Farms of Alberta – patronage account	37,938	37,938	32,809
Other investments	-	-	43,598
	37,938	37,938	76,407

6 Due to (from) related parties

During the year, loans were advanced to/from related parties. The companies are related by virtue of common ownership. The Company also has amounts owing to shareholders. The amounts bear no interest and have no fixed terms of repayment.

	February 28,		August 31,
	2006 $ (Unaudited)	2005 $	2004 $
Due from related company	1,055,323	1,059,739	844,728
Shareholder advances	(46,836)	(2,244)	(46,618)

7 Obligations under capital lease

	February 28,		August 31,
	2006 $ (Unaudited)	2005 $	2004 $
Obligations under capital lease bearing interest at various fixed rates, ranging from 0% to 5.65%, payable in various blended monthly instalments totalling $183,540 per month, maturing on various dates to 2008.	3,623,020	3,918,060	3,677,765
Less: Current portion	(2,222,280)	(1,822,270)	(1,651,825)
	1,400,740	2,095,790	2,025,940

Principal repayments on obligation under capital lease as at August 31, 2005 in each of the next three years are estimated as follows:

	$
2006	1,849,689
2007	1,767,416
2008	370,681
	3,987,786
Less: Imputed interest	(69,726)
	3,918,060

Contractors equipment has been pledged as security for the capital lease obligations.

8 Share capital

Authorized
20,000 Class A, voting, common shares
Unlimited number of Class B, non-voting, common shares

Issued

	February 28,	August 31,	
	2006 $ (Unaudited)	2005 $	2004 $
200 Class A common shares	200	200	200
460 Class B common shares	138	138	138
	338	338	338

9 Related party transactions

The Company paid $60,000 (unaudited) during the six-month periods ended February 28, 2006 (2005 – $80,439) (unaudited) (years ended August 31, 2005 – $114,000; 2004 – $72,000; 2003 – $72,000) to a company related by virtue of common ownership, for equipment rental expenses and $12,708 (unaudited) during the six-months ended February 28, 2006 (year ended August 31, 2005 – $82,666; 2004 – $nil; 2003 – $nil) for freight expense. The Company also sold assets with the net book value of $nil (unaudited) during the six-month ended February 28, 2006 and 2005 (years ended August 31, 2005 – $140,712; 2004 – $1,606; 2003 – $nil) to a related party. All related party transactions have been recorded at the exchange amount.

10 Line of credit

The Company has a line of credit that has an available credit facility of $900,000 that has not been drawn on as at August 31, 2005. The line of credit security is provided by a general assignment of accounts receivable and guarantees amounting to $900,000 by the Company, a related company and the shareholders.

11 Financial instruments

Fair value

The carrying value of cash and cash equivalents, accounts receivable, bank indebtedness, accounts payable and accrued liabilities and accrued management bonus approximate their fair value due to the relatively short period to maturity of the instruments and interest rates attached to the instruments. The fair value of amounts due from related company, shareholder advances and obligations under capital leases are not practicably determinable.

Credit risk

The Company is exposed to credit risk on the accounts receivable from its customers. In order to reduce its credit risk, the Company has adopted credit policies that include the analysis of the financial position of its customers and the regular review of their credit limits.

As at February 28, 2006, 70% (unaudited) (August 31, 2005 – 89%; 2004 – 83%) of the accounts receivable of the Company was from three customers.

Interest rate risk

The Company is exposed to interest rate risk which bears fixed rates of interest, primarily through its capital lease obligations.

12 Income taxes

The income tax provision recorded differs from the income taxes obtained by applying the statutory income tax rate below:

	Three months ended February 28,		Six months ended February 28,		Years ended August 31,		
	2006 $ (Unaudited)	2005 $ (Unaudited)	2006 $ (Unaudited)	2005 $ (Unaudited)	2005 $	2004 $	2003 $
Earnings before income taxes	211,322	294,573	264,918	362,879	303,796	393,182	268,997
Combined statutory rates	16.12%	16.20%	16.12%	16.20%	16.12%	16.70%	17.41%
Calculated expected income taxes	34,065	47,721	42,705	58,786	48,972	65,661	46,832
Increase (decrease):							
Non-deductible expenses	1,451	1,458	1,451	1,458	1,512	1,849	2,501
Rate change	-	-	-	-	(24,981)	(21,910)	-
Non-taxable portion of capital gains	-	-	-	-	(1,100)	(200)	(127)
	35,516	49,179	44,156	60,244	24,403	45,400	49,206
Represented by							
Current income tax provision	60,127	53,055	55,784	63,168	12,895	95,408	34,946
Future income tax provision (recovery)	(24,611)	(3,876)	(11,628)	(2,924)	11,508	(50,008)	14,260
	35,516	49,179	44,156	60,244	24,403	45,400	49,206

The component of future income tax liability are as follows:

	February 28,	August 31,	
	2006 $ (Unaudited)	2005 $	2004 $
Carrying value of property and equipment in excess of income tax value	487,096	498,724	487,216

13 Segmented information

In the opinion of management, the Company has only one business segment, which is the business of road and oilfield construction in Canada.

14 Economic dependence

During the periods ended February 28, 2006, 94% (unaudited) (February 28, 2005 – 86%) (unaudited) (year ended August 31, 2005 – 90% (each customer at 42%, 34% and 14%)); August 31, 2004 – 84% (each customer at 54%, 20% and 10%); 2003 – 74% (each customer at 39%, 19% and 16%)); of the Company's sales were to three customers.

15 Subsequent events

Initial public offering

On __________, Petrowest Energy Services Trust (the "Trust") filed a prospectus relating to the initial public offering of up to • million trust units for $10 per unit (the "Offering"). Costs of the Offering are estimated to be $2.7 million and fees payable to the agents are estimated to be $ •, resulting in net proceeds of $ • million.

The Trust, through a subsidiary, will acquire 100% of the shares of the Company and all outstanding shareholder loans for $13,918,380 and 1,391,838 Trust units at a deemed price of $10 per unit. The cash payment will be adjusted post-closing for changes in working capital, long-term debt and shareholder loans to the date of closing.

D&D Well Services

Combined Financial Statements
March 31, 2006
December 31, 2005 and 2004

PRICEWATERHOUSECOOPERS

PricewaterhouseCoopers LLP
Chartered Accountants
111 5th Avenue SW, Suite 3100
Calgary, Alberta
Canada T2P 5L3
Telephone +1 (403) 509 7500
Facsimile +1 (403) 781 1825

May 5, 2006
(except for note 15, which is as at • , 2006)

Auditors' Report

To the Shareholders of
404434 Alberta Corporation,
756171 Alberta Corporation and 756169 Alberta Corporation

We have audited the combined balance sheets of **D&D Well Services** as at December 31, 2005 and 2004 and the combined statements of earnings and retained earnings and cash flows for each of the years in the three-year period ended December 31, 2005. These combined financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these combined financial statements based on our audits.

We conducted our audits in accordance with Canadian generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these combined financial statements present fairly, in all material respects, the financial position of the Company as at December 31, 2005 and 2004 and the results of its operations and its cash flows for the each of the years in the three-year period ended December 31, 2005 in accordance with Canadian generally accepted accounting principles.

Chartered Accountants

Calgary, Alberta

D&D Well Services

Combined Balance Sheets

	March 31,	December 31,	
	2006 $ (Unaudited)	2005 $	2004 $
Assets			
Current assets			
Cash and cash equivalents	3,181,550	1,744,810	-
Accounts receivable	14,315,606	8,112,839	5,475,080
Inventory	462,059	462,059	-
Prepaid expenses and deposits	86,446	81,446	183,005
	18,045,661	10,401,154	5,658,085
Property and equipment (note 3)	6,007,556	6,465,423	5,116,936
	24,053,217	16,866,577	10,775,021
Liabilities			
Current liabilities			
Bank overdraft	-	-	67,625
Accounts payable and accrued liabilities	8,336,850	3,501,965	3,106,261
Income taxes payable	378,058	243,916	90,490
Shareholder advances (note 5)	-	-	18,154
Accrued management bonus	9,155,990	7,425,000	3,789,000
Callable debt (note 6)	1,595,539	1,737,019	1,862,994
Current portion of capital lease obligations (note 7)	362,463	391,386	189,614
	19,828,900	13,299,286	9,124,138
Capital lease obligations (note 7)	556,364	651,053	13,365
Future income taxes (note 11)	173,445	173,276	103,789
	20,558,709	14,123,615	9,241,292
Shareholders' Equity			
Share capital (note 8)	500	500	100
Retained earnings	3,494,008	2,742,462	1,533,629
	3,494,508	2,742,962	1,533,729
	24,053,217	16,866,577	10,775,021

Commitments (note 12)

Approved on behalf of Petrowest Energy Services Trust by Petrowest Energy Services General Partner Ltd., as Administrator:

(signed) "*Ken Drysdale*"
Director

(signed) "*D. Hugh Gillard*"
Director

D&D Well Services

Combined Statements of Earnings and Retained Earnings

	Three months ended March 31,		Years ended December 31,		
	2006	2005	2005	2004	2003
	$	$	$	$	$
	(Unaudited)	(Unaudited)			
Sales	16,258,758	9,809,891	30,601,395	20,913,219	14,561,891
Expenses					
Operating and administrative	11,117,464	6,274,277	19,582,428	15,175,087	11,066,657
Amortization	468,639	446,512	1,963,597	1,330,251	805,974
Interest – current	9,257	5,366	31,561	40,151	28,815
Interest on callable and long-term debt	47,399	40,703	174,212	98,351	85,692
Management bonus	3,730,990	2,117,080	7,425,000	3,789,000	2,235,000
	15,373,749	8,883,938	29,176,798	20,432,840	14,222,138
	885,009	925,953	1,424,597	480,379	339,753
Other income (expenses)					
Interest income	12,656	-	-	-	4,478
Gain (loss) on disposal of property and equipment	472	-	109,689	249,344	(558)
	13,128	-	109,689	249,344	3,920
Earnings before income taxes	898,137	925,953	1,534,286	729,723	343,673
Income tax expense (note 11)	146,591	153,704	325,453	109,325	59,663
Net earnings for the period	751,546	772,249	1,208,833	620,398	284,010
Retained earnings – Beginning of period	2,742,462	1,533,629	1,533,629	1,075,231	791,221
Dividends	-	-	-	(162,000)	-
Retained earnings – End of period	3,494,008	2,305,878	2,742,462	1,533,629	1,075,231

D&D Well Services

Combined Statements of Cash Flows

	Three months ended March 31,		Years ended December 31,		
	2006	2005	2005	2004	2003
	$	$	$	$	$
	(Unaudited)	(Unaudited)			
Cash provided by (used in)					
Operating activities					
Net earnings for the period	751,546	772,249	1,208,833	620,398	284,010
Items not affecting cash					
Amortization	468,639	446,512	1,963,597	1,330,251	805,974
Loss (gain) on disposal of property and equipment	(472)	-	(109,689)	(249,344)	558
Future income taxes	169	93	69,487	43,665	28,295
	1,219,882	1,218,854	3,132,228	1,744,970	1,118,837
Changes in non-cash working capital					
Accounts receivable	(6,202,766)	(2,101,902)	(2,637,759)	(1,951,918)	(1,502,692)
Income taxes receivable	-	-	-	-	36,000
Inventory	-	-	(462,059)	-	-
Prepaid expenses and deposits	(5,000)	(108,000)	101,559	(137,498)	(11,431)
Accounts payable and accrued liabilities	4,834,884	632,467	395,704	1,269,582	779,357
Accrued management bonus	1,730,990	2,117,080	3,636,000	1,554,000	2,235,000
Income taxes payable	134,142	153,611	153,426	26,982	(4,632)
	1,712,132	1,912,110	4,319,099	2,506,118	2,650,439
Financing activities					
Issuance of share capital	-	400	400	-	-
Dividends paid	-	-	-	(162,000)	-
Increase (decrease) in shareholder advances	-	192,934	(18,154)	(12,607)	(594,640)
Proceeds from callable debt financing	-	229,858	409,283	980,082	763,800
Repayment of callable debt	(141,480)	(129,128)	(535,258)	(309,998)	(148,763)
Repayment of capital lease obligations	(123,612)	(76,562)	(437,230)	(181,254)	(205,865)
	(265,092)	217,502	(580,959)	314,223	(185,468)
Investing activities					
Proceeds on disposal of property and equipment	500	-	187,101	441,566	25,680
Purchase of property and equipment	(10,800)	(559,912)	(2,112,806)	(3,631,162)	(1,779,372)
	(10,300)	(559,912)	(1,925,705)	(3,189,596)	(1,753,692)
Increase (decrease) in cash	1,436,740	1,569,700	1,812,435	(369,255)	711,279
Cash and cash equivalents (bank overdraft) – Beginning of period	1,744,810	(67,625)	(67,625)	301,630	(409,649)
Cash and cash equivalents (bank overdraft) – End of period	3,181,550	1,502,075	1,744,810	(67,625)	301,630
Supplementary information					
Interest paid	47,399	41,424	174,933	99,043	86,318
Income taxes paid	-	-	83,167	33,678	-
Non-cash transactions					
Property and equipment purchased through capital lease	-	459,131	1,267,696	-	45,936

1 Nature of business

404434 Alberta Corporation, 756171 Alberta Corporation and 756169 Alberta Corporation (collectively, the "Company" and "D & D Well Services") are privately-owned companies; they operate rig moving and transportation services and are incorporated under the laws of the Province of Alberta. These financial statements are prepared on a combined basis, commencing in 2005 when 756171 Alberta Corporation and 756169 Alberta Corporation were incorporated, as they are under common control and managed by a common owner. The combined balances are presented after elimination of inter-company transactions and balances.

The Company's business is considered to have some seasonality, with peak levels generally in the first and fourth calendar year quarters.

2 Summary of significant accounting policies

These combined financial statements are stated in Canadian dollars and have been prepared in accordance with Canadian generally accepted accounting principles.

Cash and cash equivalents

Included in cash and cash equivalents are bank overdrafts.

Inventory

Inventory is valued at cost and net realizable value, with cost being determined on a first-in, first-out basis.

Property and equipment

Property and equipment are recorded at cost less accumulated amortization. Amortization is provided using the declining balance method at the following rates, intended to amortize the cost of assets over their estimated useful lives:

Buildings	10%
Equipment	20%
Office equipment	20%
Motor vehicles	30%
Contracting equipment	30%
Computer equipment	45%

Management assesses the carrying amount of property and equipment for impairment when facts and circumstances indicate a potential impairment. If it is determined that the estimated net recoverable amount is less than the net carrying amount, a writedown to the asset's fair value is recognized during the period.

Revenue recognition

The Company's services are generally based upon purchase orders that include fixed prices. Revenue is recognized when services are rendered and when collectibility is reasonably assured.

Future income taxes

The Company uses the liability method of income tax allocation in accounting for income taxes. Under this method, future income tax assets and liabilities are determined based on temporary differences between the financial reporting and income tax bases of assets and liabilities, and measured using the substantively enacted tax rates and laws that will be in effect when the temporary differences are expected to reverse.

Measurement uncertainty

The preparation of financial statements in conformity with Canadian generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the period. Such estimates include providing amortization of property and equipment and recoverability of accounts receivable. Actual results could differ from these estimates.

3 Property and equipment

			March 31, 2006
	Cost $	Accumulated amortization $	Net $ (Unaudited)
Land	50,000	-	50,000
Buildings	377,299	229,373	147,926
Equipment	1,400,734	306,571	1,094,163
Office equipment	119,716	17,360	102,356
Motor vehicles	319,471	110,305	209,166
Contracting equipment	10,491,096	6,098,256	4,392,840
Computer equipment	16,146	5,041	11,105
	12,774,462	6,766,906	6,007,556

			December 31, 2005
	Cost $	Accumulated amortization $	Net $
Land	50,000	-	50,000
Buildings	377,299	225,580	151,719
Equipment	1,387,029	221,061	1,165,968
Office equipment	119,716	11,972	107,744
Motor vehicles	321,470	95,477	225,993
Contracting equipment	10,494,001	5,742,515	4,751,486
Computer equipment	16,146	3,633	12,513
	12,765,661	6,300,238	6,465,423

			December 31, 2004
	Cost $	Accumulated amortization $	Net $
Land	50,000	-	50,000
Buildings	377,299	208,722	168,577
Equipment	194,520	137,757	56,763
Motor vehicles	215,008	59,091	155,917
Contracting equipment	8,882,674	4,198,191	4,684,483
Computer equipment	11,255	10,059	1,196
	9,730,756	4,613,820	5,116,936

Included in property and equipment as at March 31, 2006 are assets under capital lease with a cost of $1,133,972 (unaudited) (December 31, 2005 – $1,233,972; 2004 – $51,990) and accumulated amortization of $263,761 (unaudited) (December 31, 2005 – $185,096; 2004 – $26,515).

4 Line of credit

The Company has a $1,500,000 revolving line of credit of which $nil was used as at December 31, 2005 (2004 – $nil). Bank advances on the line of credit are payable on demand and bear interest at 1% over prime. Security for the line of credit is provided by a general security agreement on all present and acquired property.

5 Shareholder advances

The amounts due to shareholders are non-interest bearing and have no set repayment terms. The shareholders have postponed repayment of these amounts in favour of the bank.

6 Callable debt

	March 31,	December 31,	
	2006 $ (Unaudited)	2005 $	2004 $
Bank loans bearing interest at prime plus 1.75%- 2% per annum, repayable in monthly blended payments ranging from $3,500 to $13,250. The loans are callable on demand and mature on various dates to August 31, 2010.	1,595,539	1,737,019	1,862,994

Principal payments as at December 31, 2005 are as follows:

	$
2006	553,146
2007	482,093
2008	391,172
2009	281,071
2010	29,537
	1,737,019

Security for the loans is provided by general security agreements, personal guarantees of the shareholders to $100,000 and specific contracting equipment.

The Company was in breach of certain debt covenants and did not obtain a waiver. The entire balance is classified as current.

7 Capital lease obligations

	March 31,	December 31,	
	2006 $ (Unaudited)	2005 $	2004 $
Capital leases bearing interest at 10.5% per annum, repayable in monthly blended payments of $16,172. The loans mature on December 31, 2005 and January 31, 2006 and security is provided by specific contracting equipment.	-	2,467	174,907
Capital leases bearing interest at 0% per annum, repayable in monthly payments of $3,779. The loans mature on October 31, 2005 and May 12, 2008 and security is provided by specific automotive equipment.	65,090	72,600	28,072
Capital leases bearing interest at 7% per annum, repayable in monthly blended payments of $8,000. The loan matures on August 10, 2007.	131,725	153,169	-
Capital leases bearing interest at rates of 8.6% per annum, repayable in monthly blended payments ranging from $3,544 to $10,478. The loans mature on various dates to September 1, 2009 and security is provided by specific contracting equipment.	660,054	746,517	-
Capital leases bearing interest at 1.9% per annum, repayable in monthly blended payments of $2,014 and security is provided by specific automotive equipment. The loans mature on October 31, 2008.	61,958	67,686	-
	918,827	1,042,439	202,979
Less: Current portion	(362,463)	(391,386)	(189,614)
	556,364	651,053	13,365

Principal payments as at December 31, 2005 are as follows:

	$
2006	448,150
2007	392,910
2008	224,699
2009	111,044
	1,176,803
Less: Imputed interest	(134,364)
	1,042,439

8 Share capital

404434 Alberta Corporation

Authorized
Unlimited Class A, common, voting shares
Unlimited Class B, common, non-voting shares
Unlimited preferred shares

Issued

	March 31,	December 31,	
	2006	**2005**	**2004**
	$	**$**	**$**
	(Unaudited)		
500 Class A common shares	100	100	100

756171 Alberta Ltd.

Authorized
Unlimited number of Class A, common shares
Unlimited number of Class B, common shares
Unlimited number of Class F, common shares
Unlimited number of Class C, non-cumulative, redeemable, preferred shares
Unlimited number of Class D, non-cumulative, redeemable, preferred shares
2,000 Class E, special, voting shares

Issued

	March 31,	December 31,	
	2006	**2005**	**2004**
	$	**$**	**$**
	(Unaudited)		
200 Class E shares	200	200	-

756169 Alberta Ltd.

Authorized
- Unlimited number of Class A common shares
- Unlimited number of Class B common shares
- Unlimited number of Class F common shares
- Unlimited number of Class C, non-cumulative, redeemable, preferred shares
- Unlimited number of Class D, non-cumulative, redeemable, preferred shares
- 2,000 Class E, special, voting shares

Issued

	March 31,	December 31,	
	2006	**2005**	**2004**
	$ (Unaudited)	**$**	**$**
200 Class E shares	200	200	-

9 Related party transactions

The Company paid $99,000 (unaudited) for the three months ended March 31, 2006 (March 31, 2005 – $25,000 (unaudited)) (year ended December 31, 2005 – $126,500; 2004 – $66,000) in rent to the shareholders. This transaction has been measured at the exchange amount.

10 Financial instruments

Fair value

The carrying values of cash and cash equivalents, accounts receivable, accounts payable and accrued liabilities, accrued management bonus and callable debt, approximate their fair values due to the relatively short period to maturity of the instruments and interest rates attached to the instruments. The fair value of shareholder advances are not practicably determinable.

The fair values of long-term debt and capital lease obligations approximates carrying values as the interest rates approximate market rates.

Credit risk

The Company is exposed to credit risk on the accounts receivable from its customers. In order to reduce its credit risk, the Company has adopted credit policies that include the analysis of the financial position of its customers and the regular review of their credit limits.

As at March 31, 2006, the Company had accounts receivable of 55% (December 31, 2005 – 47%; 2004 – 39%) from three customers.

Interest rate risk

The Company is exposed to interest rate price risk in respect of the long-term debt which bears fixed and floating rates of interest.

11 Income taxes

The income tax provision recorded differs from the income taxes obtained by applying the statutory income tax rates to the income for the period and is reconciled as follows:

	Three months ended March 31,		Years ended December 31,		
	2006 $ (Unaudited)	2005 $ (Unaudited)	2005 $	2004 $	2003 $
Earnings before income taxes	898,137	925,953	1,534,286	729,723	343,673
Combined statutory rates	16.12%	16.12%	16.12%	16.37%	17.24%
Calculated expected income taxes	144,780	149,264	247,327	119,456	59,249
Increase (decrease)					
Non-deductible expenses	-	-	580	597	414
Non-taxable portion of capital gains	-	-	-	(15,666)	-
Taxable income taxed at the non-small business rate	-	-	79,131	7,972	-
Other	1,811	4,440	(1,585)	(3,034)	-
	146,591	153,704	325,453	109,325	59,663
Represented by					
Current income tax provision	146,422	153,611	255,966	65,660	31,368
Future income tax provision	169	93	69,487	43,665	28,295
	146,591	153,704	325,453	109,325	59,663

The components of the net future income tax liability are as follows:

	March 31,	December 31,	
	2006 $ (Unaudited)	2005 $	2004 $
Carrying value of property and equipment in excess of tax values	173,445	173,276	103,789

12 Commitments

The Company rents a building from a shareholder, which expires in 2010. The future minimum rental payments in each of the next five years required under the lease are as follows:

	$
2006	360,000
2007	360,000
2008	360,000
2009	360,000
2010	330,000

13 Segmented information

In the opinion of management, the Company has only one business segment, which is the business of oil and gas rig moving and trucking.

14 Economic independence

During the three month periods ended March 31, 2006, the Company had sales of 49% (unaudited) (March 31, 2005 – 65% (unaudited)) and the year ended December 31, 2005 – 42% (each customer at 18%, 14% and 10%; December 31, 2004 – 30% (each customer at 10%, 10% and 10%); December 31, 2003 – 32% (each customer at 12%, 10% and 10%)) to three customers.

15 Subsequent events

Initial public offering

On ___________, Petrowest Energy Services Trust (the "Trust") filed a prospectus relating to the initial public offering of up to • million trust units for $10 per unit (the "Offering"). Costs of the Offering are estimated to be $2.7 million and fees payable to the agents are estimated to be $ •, resulting in net proceeds of $ • million.

The Trust, through a subsidiary, will acquire 100% of the shares of the Company and all outstanding shareholder loans for $28,721,948 and 2,872,194 Trust units at a deemed price of $10 per unit. The cash payment will be adjusted post-closing for changes in working capital, long-term debt and shareholder loans to the date of closing.

Murtron Hauling

Combined Financial Statements
January 31, 2006
October 31, 2005 and 2004



PricewaterhouseCoopers LLP
Chartered Accountants
111 5th Avenue SW, Suite 3100
Calgary, Alberta
Canada T2P 5L3
Telephone +1 (403) 509 7500
Facsimile +1 (403) 781 1825

May 5, 2006
(except for note 14, which is at • , 2006)

Auditors' Report

To the Shareholders of
Murtron Hauling Ltd. and 815431 Alberta Ltd.

We have audited the combined balance sheets of **Murtron Hauling** as at October 31, 2005 and 2004 and the combined statements of earnings (loss) and retained earnings and cash flows for each of the years in the three year-period ended October 31, 2005. These combined financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these combined financial statements based on our audits.

We conducted our audits in accordance with Canadian generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these combined financial statements present fairly, in all material respects, the financial position of the Company as at October 31, 2005 and 2004 and the results of its operations and its cash flows for each of the years in the three-year period ended October 31, 2005 in accordance with Canadian generally accepted accounting principles.

Chartered Accountants

Calgary, Alberta

Murtron Hauling
Combined Balance Sheets

	January 31, 2006 $ (Unaudited)	October 31, 2005 $	October 31, 2004 $
Assets			
Current assets			
Cash	864,821	393,691	84,413
Accounts receivable	1,522,701	2,471,104	2,936,211
Inventory	34,000	29,263	52,095
Prepaid expenses	121,885	-	-
	2,543,407	2,894,058	3,072,719
Due from related party (note 12)	500,000	-	-
Property and equipment (note 3)	2,455,318	2,609,840	2,557,222
	5,498,725	5,503,898	5,629,941
Liabilities			
Current liabilities			
Bank indebtedness (note 4)	291,527	313,145	848,823
Accounts payable and accrued liabilities	588,890	1,019,830	1,098,379
Accrued management bonus	1,101,438	910,000	827,000
Income taxes payable	113,479	71,854	89,813
Callable debt (note 5)	40,500	47,250	138,887
Current portion of obligations under capital lease (note 6)	321,641	354,170	251,454
Shareholder advances (note 7)	6,300	4,900	4,900
Preferred shares (note 8)	2,000	2,000	2,000
	2,465,775	2,723,149	3,261,256
Obligations under capital lease (note 6)	273,937	331,715	291,076
Future income taxes (note 11)	48,613	59,064	68,568
	2,788,325	3,113,928	3,620,900
Shareholders' Equity			
Share capital (note 8)	200	200	200
Retained earnings	2,710,200	2,389,770	2,008,841
	2,710,400	2,389,970	2,009,041
	5,498,725	5,503,898	5,629,941

Commitments (note 9)

Approved on behalf of Petrowest Energy Services Trust by Petrowest Energy Services General Partner Ltd., as Administrator:

(signed) "*Ken Drysdale*"
Director

(signed) "*D. Hugh Gillard*"
Director

Murtron Hauling

Combined Statements of Earnings (Loss) and Retained Earnings

	Three months ended January 31,		Years ended October 31,		
	2006 $ (Unaudited)	2005 $ (Unaudited)	2005 $	2004 $	2003 $
Revenue	3,829,698	2,721,914	12,278,395	10,664,509	7,558,729
Expenses					
Operating and administrative	3,175,998	2,633,270	10,010,786	8,307,609	6,029,268
Amortization	189,697	201,859	883,078	834,218	726,833
Interest on bank indebtedness	1,252	9,158	20,005	17,122	8,984
Interest on callable debt and obligations under capital lease	8,730	5,908	20,712	15,861	22,915
Management bonus	153,415	-	910,000	827,000	211,000
	3,529,092	2,850,195	11,844,581	10,001,810	6,999,000
Earnings (loss) from operations	300,606	(128,281)	433,814	662,699	559,729
Other items					
Interest income	25	56	65	62	497
Gain on disposal of property and equipment	82,451	3,236	21,003	105,168	69,138
	82,476	3,292	21,068	105,230	69,635
Earnings (loss) before income taxes	383,082	(124,989)	454,882	767,929	629,364
Income tax expense (recovery) (note 11)	62,652	(18,839)	69,953	149,892	132,974
Net earnings (loss) for the period	320,430	(106,150)	384,929	618,037	496,390
Retained earnings – Beginning of period	2,389,770	2,008,841	2,008,841	1,782,804	1,411,212
Dividend	-	-	(4,000)	(392,000)	(124,798)
Retained earnings – End of period	2,710,200	1,902,691	2,389,770	2,008,841	1,782,804

Murtron Hauling

Combined Statements of Cash Flows

	Three months ended January 31,		Years ended October 31,		
	2006 $ (Unaudited)	2005 $ (Unaudited)	2005 $	2004 $	2003 $
Cash provided by (used in)					
Operating activities					
Net earning (loss) for the period	320,430	(106,150)	384,929	618,037	496,390
Items not affecting cash					
Amortization	189,697	201,859	883,078	834,218	726,833
Gain on disposal of property and equipment	(82,451)	(3,236)	(21,003)	(105,168)	(69,138)
Future income taxes (recovery)	(10,451)	(28,271)	(9,504)	816	11,518
	417,225	64,202	1,237,500	1,347,903	1,165,603
Changes in non-cash working capital items					
Accounts receivable	948,403	1,121,553	465,107	(1,140,888)	(1,200,353)
Inventory	(4,737)	14,151	22,832	86,330	(92,882)
Prepaid expenses	(121,885)	(113,431)	-	-	691
Accounts payable and accrued liabilities	(430,940)	(367,496)	(78,549)	499,915	357,145
Accrued management bonus	191,438	50,148	83,000	545,000	282,000
Income taxes payable	41,625	(31,563)	(17,959)	9,397	77,816
	1,041,129	737,564	1,711,931	1,347,657	590,020
Financing activities					
Callable debt repayments	(6,750)	(61,311)	(91,637)	(143,015)	(191,076)
Repayment of obligations under capital lease	(90,306)	(53,204)	(275,045)	(371,341)	(156,211)
Shareholder advances	1,400	-	-	1,200	1,200
Dividend paid	-	-	(4,000)	(392,000)	(124,798)
Proceeds from preferred shares	-	-	-	2,000	-
Advance to (repayment from) related party	(500,000)	(4,000)	-	-	46,723
Bank indebtedness	(21,618)	(489,333)	(535,678)	9,003	493,340
	(617,274)	(607,848)	(906,360)	(894,153)	69,178
Investing activities					
Property and equipment purchases	(141,725)	(213,003)	(720,804)	(982,431)	(610,830)
Proceeds from property and equipment sales	189,000	19,604	224,511	265,408	209,100
	47,275	(193,399)	(496,293)	(717,023)	(401,730)
Increase (decrease) in cash	471,130	(63,683)	309,278	(263,519)	257,468
Cash – Beginning of period	393,691	84,413	84,413	347,932	90,464
Cash – End of period	864,821	20,730	393,691	84,413	347,932
Supplementary information					
Interest paid	9,982	15,066	40,807	32,983	31,898
Income taxes paid	31,478	40,995	96,696	139,688	43,640
Non-cash transactions					
Property and equipment purchased through capital lease	-	-	518,400	312,000	517,800

1 Nature of business

Murtron Hauling Ltd. and 815431 Alberta Ltd. (collectively the "Company" and "Murtron Hauling") are privately-owned companies incorporated under the Alberta Corporations Act which operate a log hauling, gravel hauling and heavy equipment moving business. These financial statements are prepared on a combined basis as they are under common control and managed by a common owner. The combined balances are presented after elimination of intercompany transactions and balances.

The Company's business is considered to have some seasonality, with peak levels generally in the first and fourth calendar year quarters.

2 Summary of significant accounting policies

These financial statements are stated in Canadian dollars and have been prepared in accordance with Canadian generally accepted accounting principles.

Cash and cash equivalents

Included in cash and cash equivalents are bank overdrafts.

Inventory

Inventory consists of crushed gravel and is valued at the lower of cost and net realizable value with the cost being determined on a first-in, first-out basis.

Property and equipment

Property and equipment are initially recorded at cost. Amortization is provided at cost less estimated salvage value using the following rates:

Buildings	4%	declining balance
Fence	10%	declining balance
Equipment	20%	declining balance
Automotive equipment and trailers	30% - 40%	declining balance
Equipment under capital lease	Straight line over lease term	
Computer equipment	30%	declining balance
Trailers	30%	declining balance

Management assesses the carrying amount of property and equipment for impairment when facts and circumstances indicate a potential impairment. If it is determined that the estimated net recoverable amount is less than the net carrying amount, a writedown to the asset's fair value is recognized during the period.

Revenue recognition

Revenue from hauling and trucking is recognized when the services have been provided and ultimate collection is reasonably assured.

Future income taxes

The Company uses the liability method of income tax allocation in accounting for income taxes. Under this method, future income tax assets and liabilities are determined based on temporary differences between the financial reporting and tax bases of assets and liabilities, and measured using the substantively enacted income tax rates and laws that will be in effect when the temporary differences are expected to reverse.

Measurement uncertainty

The preparation of financial statements in accordance with Canadian generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the period. Such estimates include providing amortization of capital assets and recoverability of accounts receivable. Actual results could differ from these estimates.

3 Property and equipment

			January 31, 2006
	Cost $	Accumulated amortization $	Net $ (Unaudited)
Buildings	170,674	50,084	120,590
Fence	19,084	4,769	14,315
Equipment	88,897	56,522	32,375
Automotive equipment and trailers	3,763,027	2,275,939	1,487,088
Equipment under capital lease	1,348,200	569,921	778,279
Computer equipment	68,304	60,974	7,330
Trailers	63,808	48,467	15,341
	5,521,994	3,066,676	2,455,318

			October 31, 2005
	Cost $	Accumulated amortization $	Net $
Buildings	170,674	48,856	121,818
Fence	19,084	4,399	14,685
Equipment	88,897	54,803	34,094
Automotive equipment and trailers	4,144,327	2,570,571	1,573,756
Equipment under capital lease	1,348,200	506,256	841,944
Computer equipment	67,360	60,413	6,947
Trailers	63,808	47,212	16,596
	5,902,350	3,292,510	2,609,840

			October 31, 2004
	Cost $	Accumulated amortization $	Net $
Buildings	234,482	83,880	150,602
Fence	19,084	2,767	16,317
Equipment	82,068	51,525	30,543
Automotive equipment and trailers	4,050,810	2,316,962	1,733,848
Equipment under capital lease	829,800	256,509	573,291
Computer equipment	65,290	36,377	28,913
Trailers	63,808	40,100	23,708
	5,345,342	2,788,120	2,557,222

4 Bank indebtedness

Bank indebtedness security is provided by a general security agreement and bears interest at prime plus 0.75%.

5 Callable debt

	January 31,		October 31,
	2006 $ (Unaudited)	2005 $	2004 $
Loan security is provided by a general security agreement and a general assignment of book debts, repayable in monthly payments ranging from $2,250 to $5,000 plus interest at a rate of prime plus 0.75% and matures at various dates to August 2007.	40,500	47,250	138,887

Estimated principal repayments as at October 31, 2005 are as follows:

	$
2006	27,000
2007	20,250
	47,250

6 Obligations under capital lease

	January 31,	October 31,	
	2006 $ (Unaudited)	2005 $	2004 $
Capital leases are repayable in monthly payments of $32,801, including interest at a rates ranging from 3% to 6.5%, maturing on various dates to September 2008 and security is provided by specific leased equipment.	595,578	685,885	542,530
Less: Obligations under capital lease due in one year	(321,641)	(354,170)	(251,454)
	273,937	331,715	291,076

Capital lease repayments as at October 31, 2005 are as follows:

	$
2006	371,878
2007	227,791
2008	120,510
	720,179
Less: Imputed interest	(34,294)
	685,885

7 Shareholder advances

The shareholder advances are unsecured, interest-free and are repayable on demand.

8 Share capital

Murtron Hauling Ltd.

Authorized
- Unlimited Class A voting common shares
- Unlimited Class B voting common shares
- Unlimited Class C redeemable, retractable, non-voting preferred shares
- Unlimited Class D redeemable, retractable, non-voting preferred shares
- 2,000 Class E voting special shares
- Unlimited Class F redeemable, retractable, non-voting preferred shares
- Unlimited Class G redeemable, retractable, non-voting preferred shares

Issued
1,000 Class F preferred shares, redeemable at $1 per share

	Three months ended January 31,	Years ended October 31,	
	2006	2005	2004
	$ (Unaudited)	$	$
100 Class A voting common shares	100	100	100

815431 Alberta Ltd.

Authorized
Unlimited Class A voting common shares
Unlimited Class B voting common shares
Unlimited Class C redeemable, retractable, non-voting preferred shares
Unlimited Class D redeemable, retractable, non-voting preferred shares
2,000 Class E voting special shares
Unlimited Class F non-cumulative redeemable, non-voting preferred shares
Unlimited Class G non-cumulative redeemable, non-voting preferred shares

Issued
1,000 Class F preferred shares redeemable at $1 per share

	Three months ended January 31,	Years ended October 31,	
	2006	2005	2004
	$ (Unaudited)	$	$
100 Class A voting common shares	100	100	100

The preferred shares are redeemable for $2,000 at the company's and shareholders' options and have been recorded as a liability.

9 Commitments

The Company has committed to supply 100,000 tonnes of gravel per annum, at $6.10 per tonne, from February 2006 until December 31, 2010.

(5)

10 Financial instruments

Fair value

The carrying values of cash and cash equivalents, accounts receivable, accounts payable and accrued liabilities, bank indebtedness, accrued management bonus and callable debt approximate their fair values due to the relatively short period to maturity of the instruments and interest rates attached to the instruments. The fair value of shareholder advances is not practicably determinable, since there are no specific terms.

The fair values of callable debt and obligations under capital lease approximate carrying values as the interest rate approximates the market value.

Credit risk

The Company is exposed to credit risk on the accounts receivable from its customers. In order to reduce its credit risk, the Company has adopted credit policies which include the analysis of the financial position of its customers and the regular review of their credit limits.

During the three month period ended January 31, 2006 – 39% (unaudited) (January 31, 2005 – 42%) (unaudited) (years ended October 31, 2005 – 47% (each customer at 37% and 10%; October 31, 2004 – 41% (each customer at 31% and 10%); October 31, 2003 – 57% (each customer at 47% and 10%)) of the Company's sales were to two customer. As at January 31, 2006, 40% (unaudited) (October 31, 2005 – 38%; October 31, 2004 – 54%) of the accounts receivable of the Company were from two customers.

11 Income taxes

The income tax provision recorded differs from the income taxes obtained by applying the statutory income tax rates to the earnings (loss) for the period and is reconciled as follows:

	Three months ended January 31,		Years ended October 31,		
	2006 $ (Unaudited)	2005 $ (Unaudited)	2005 $	2004 $	2003 $
Earnings (loss) before income taxes	383,082	(124,989)	454,882	767,929	629,364
Combined statutory rates	16.12%	16.20%	16.12%	16.87%	19.66%
Calculated expected income taxes	61,753	(20,248)	73,327	129,550	123,733
Increase (decrease)					
Non-deductible expenses	899	1,409	642	923	897
Taxable income taxed at the non-small business rate	-	-	-	19,419	8,993
Other	-	-	(4,016)	-	(649)
	62,652	(18,839)	69,953	149,892	132,974
Represented by					
Current income tax provision	73,103	9,432	79,457	149,076	121,456
Future income tax provision (recovery)	(10,451)	(28,271)	(9,504)	816	11,518
	62,652	(18,839)	69,953	149,892	132,974

(6)

The component of future income tax balances are as follows:

	Three months ended January 31,	Years ended October 31,	
	2006	2005	2004
	$	$	$
Carrying value of property and equipment in excess of income tax values	48,613	59,064	68,568

12 Related party disclosure

During the year ended October 31, 2005, the Company sold equipment for $16,050 (2004 – $6,420; 2003 – $nil) to companies controlled by the shareholders or by family members of the shareholders. In 2004, the Company advanced $40,000 to the related party and was repaid prior to October 31, 2004.

The related party transactions have been recorded at exchange amounts.

The due from related party is unsecured, interest free and repayable on demand. The companies are related, as they are controlled by common shareholders.

13 Segmented information

In the opinion of management, the Company has only one business segment, which is the business of hauling logs, gravel and heavy equipment in Canada.

14 Subsequent event

Initial public offering

On __________, Petrowest Energy Services Trust (the "Trust") filed a prospectus relating to the initial public offering of up to • million trust units for $10 per unit (the "Offering"). Costs of the Offering are estimated to be $2.7 million, and fees payable to the agents are estimated to be $ •, resulting in net proceeds of $ • million.

The Trust, through a subsidiary, will acquire 100% of the shares of the Company and all outstanding shareholder loans for $6,105,680 and 915,851 Trust units at a deemed price of $10 per unit. The cash payment will be adjusted post-closing for changes in working capital, long-term debt and shareholder loans to the date of closing.

R Bee Crushing

Combined Financial Statements
January 31, 2006
April 30, 2005 and 2004



PricewaterhouseCoopers LLP
Chartered Accountants
111 5th Avenue SW, Suite 3100
Calgary, Alberta
Canada T2P 5L3
Telephone +1 (403) 509 7500
Facsimile +1 (403) 781 1825

May 5, 2006
(except for note 14, which is as at • , 2006)

Auditors' Report

To the Shareholders of
R Bee Crushing Ltd., Bernet Ventures Ltd. and Dal Finn Holdings Ltd.

We have audited the combined balance sheets of **R Bee Crushing** as at April 30, 2005 and 2004 and the combined statements of earnings (loss) and retained earnings and cash flows for each of the years in the three-year period ended April 30, 2005. These combined financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these combined financial statements based on our audits.

We conducted our audits in accordance with Canadian generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these combined financial statements present fairly, in all material respects, the financial position of the Company as at April 30, 2005 and 2004 and the results of its operations and its cash flows for the each of the years in the three-year period ended April 30, 2005 in accordance with Canadian generally accepted accounting principles.

Chartered Accountants

Calgary, Alberta

R Bee Crushing

Combined Balance Sheets

	January 31,		April 30,
	2006	2005	2004
	$	$	$
	(Unaudited)		
Assets			
Current assets			
Cash	798,935	480,978	486,562
Short-term investments (note 3)	364,961	568,602	207,346
Accounts receivable	9,004,241	7,278,485	4,117,782
Income taxes receivable	215,699	-	37,739
Prepaid expenses	256,942	94,346	125,155
Inventory	895,830	239,867	-
	11,536,608	8,662,278	4,974,584
Cash surrender value of life insurance	272,639	205,692	165,805
Due from related parties (note 6)	219,578	205,330	-
Property and equipment (note 4)	14,994,462	10,526,218	6,829,613
	27,023,287	19,599,518	11,970,002
Liabilities			
Current liabilities			
Bank indebtedness (note 5)	2,425,457	1,598,041	1,132,207
Accounts payable and accrued liabilities	2,953,689	2,354,533	1,407,779
Accrued management bonus	562,000	1,691,800	-
Current portion of obligations under capital lease (note 7)	1,950,540	998,970	882,616
Current portion of long-term debt (note 8)	2,927,921	2,179,929	1,507,802
Income taxes payable	-	156,689	-
Shareholder advances (note 6)	1,764,491	757,791	698,909
Future income taxes (note 12)	751,217	276,555	166,036
	13,335,315	10,014,308	5,795,349
Obligations under capital lease (note 7)	2,439,817	2,501,647	1,155,872
Long-term debt (note 8)	3,968,452	1,800,024	1,730,799
Future income taxes (note 12)	210,295	135,642	79,087
	19,953,879	14,451,621	8,761,107
Shareholders' Equity			
Share capital (note 9)	400	400	400
Retained earnings	7,069,008	5,147,497	3,208,495
	7,069,408	5,147,897	3,208,895
	27,023,287	19,599,518	11,970,002

Approved on behalf of Petrowest Energy Services Trust by Petrowest Energy Services General Partner Ltd., as Administrator:

(signed) "*Ken Drysdale*"
Director

(signed) "*D. Hugh Gillard*"
Director

R Bee Crushing

Combined Statements of Earnings (loss) and Retained Earnings

	Three months ended January 31,		Nine months ended January 31,		Years ended April 30,		
	2006 $ (Unaudited)	2005 $ (Unaudited)	2006 $ (Unaudited)	2005 $ (Unaudited)	2005 $	2004 $	2003 $
Revenue	6,472,258	4,028,965	19,740,786	16,516,711	22,836,900	14,829,085	9,657,971
Expenses							
Operating and administrative	5,658,846	3,553,681	13,928,297	11,777,023	15,920,599	11,015,659	7,054,236
Amortization	1,058,113	651,029	3,177,344	1,962,647	2,893,266	2,349,325	2,402,023
Interest – current	38,145	16,809	87,266	44,584	88,915	76,518	34,116
Interest on long-term debt and capital lease obligations	78,559	83,642	333,215	231,765	280,697	250,144	318,862
Management bonus	60,976	46,778	172,976	144,778	1,898,243	157,832	220,802
	6,894,639	4,351,939	17,699,098	14,160,797	21,081,720	13,849,478	10,030,039
	(422,381)	(322,974)	2,041,688	2,355,914	1,755,180	979,607	(372,068)
Other income (expenses)							
Gain (loss) on disposal of property and equipment	225,660	4,425	225,660	646,950	612,630	271,997	(76,287)
Interest income	3,081	4,074	8,368	7,202	11,092	8,134	6,063
Income from cash surrender value of life insurance	39,358	-	39,358	-	3,102	42,178	50,057
	268,099	8,499	273,386	654,152	626,824	322,309	(20,167)
Earnings (loss) before income taxes	(154,282)	(314,475)	2,315,074	3,010,066	2,382,004	1,301,916	(392,235)
Income taxes expense (recovery) (note 12)	(27,728)	(53,461)	393,563	511,711	443,002	135,595	(54,553)
Earnings (loss) for the period	(126,554)	(261,014)	1,921,511	2,498,355	1,939,002	1,166,321	(337,682)
Retained earnings – Beginning of period	7,195,562	5,967,864	5,147,497	3,208,495	3,208,495	2,052,974	2,390,656
Less: Dividends	-	-	-	-	-	(10,800)	-
Retained earnings – End of period	7,069,008	5,706,850	7,069,008	5,706,850	5,147,497	3,208,495	2,052,974

R Bee Crushing

Combined Statements of Cash Flows

	Three months ended January 31,		Nine months ended January 31,		Years ended April 30,		
	2006 $ (Unaudited)	2005 $ (Unaudited)	2006 $ (Unaudited)	2005 $ (Unaudited)	2005 $	2004 $	2003 $
Cash provided by (used in)							
Operating activities							
Earnings (loss) for the period	(126,554)	(261,014)	1,921,511	2,498,355	1,939,002	1,166,321	(337,682)
Items not affecting cash							
Amortization	1,058,113	651,029	3,177,344	1,962,647	2,893,266	2,349,325	2,402,023
Loss (gain) on sale of equipment	(225,660)	(4,425)	(225,660)	(646,950)	(612,630)	(271,997)	76,287
Future income tax expense (recovery)	(36,125)	(17,198)	549,315	206,352	167,074	45,152	(54,553)
	669,774	368,392	5,422,510	4,020,404	4,386,712	3,288,801	2,086,075
Change in working capital*	1,437,441	385,294	(3,447,347)	(1,219,643)	(536,779)	(1,104,959)	(1,062,176)
	2,107,215	753,686	1,975,163	2,800,761	3,849,933	2,183,842	1,023,899
Financing activities							
Proceeds from long-term debt	1,683,931	520,100	4,954,582	1,785,364	3,015,985	956,783	1,658,820
Increase (decrease) in bank indebtedness	(239,131)	118,195	827,416	1,205,563	465,834	214,787	917,420
Repayment of long-term debt	(1,064,569)	(697,373)	(1,682,646)	(2,416,653)	(2,325,072)	(2,091,253)	(2,696,162)
Repayments of obligations under capital lease	(125,616)	(83,383)	(765,572)	(222,781)	(292,227)	(99,403)	-
Shareholder advances	905,000	60,000	1,006,700	60,000	58,882	41,577	923,386
Due from related parties	-	150,000	(14,248)	150,000	(205,330)	-	-
Dividends paid	-	-	-	-	-	(10,800)	-
	1,159,565	67,539	4,326,232	561,493	718,072	(988,309)	803,464
Investing activities							
Purchase of property and equipment	(3,552,693)	(1,513,710)	(6,486,031)	(4,243,150)	(5,451,018)	(1,396,593)	(2,515,535)
Sale of short-term investments	(2,446)	(274,553)	-	(358,892)	(361,256)	(206,946)	-
Purchase of short-term investments	-	-	203,641	-	-	-	-
Increase in cash surrender value of life insurance	(66,947)	(7,589)	(66,947)	(27,589)	(39,887)	(78,963)	-
Proceeds on disposal of property and equipments	365,900	29,500	365,900	1,062,847	1,278,572	597,170	783,500
	(3,256,186)	(1,766,352)	(5,983,437)	(3,566,784)	(4,573,589)	(1,085,332)	(1,732,035)
Increase (decrease) in cash	10,594	(945,127)	317,958	(204,530)	(5,584)	110,201	95,328
Cash – Beginning of period	788,342	1,227,159	480,978	486,562	486,562	376,361	281,033
Cash – End of period	798,936	282,032	798,936	282,032	480,978	486,562	376,361
Supplementary cash flow information							
Interest paid	116,681	98,371	419,271	274,582	251,718	250,144	351,560
Income taxes paid (received)	8,765	16,211	126,663	107,985	128,542	(40,965)	114,464
Non-cash investing and financing activities							
Acquisition of capital assets through capital lease obligation	-	1,804,795	1,299,796	1,804,795	1,804,795	748,202	-

* Changes in working capital includes short-term investments, accounts receivable, income tax receivable, prepaid expenses, inventory, accounts payable and accrued liabilities, accrued management bonus and income taxes payable.

1 Nature of business

R Bee Crushing Ltd., Bernet Ventures Ltd. and Dal Finn Holdings Ltd. (collectively, the "Company" and "R. Bee Crushing") are incorporated under the laws of British Columbia, are extra-provincially registered in Alberta and are engaged in the gravel crushing business. These financial statements have combined the operations of these three companies as they are under common control and managed by a common owner. The combined balances are presented after elimination of intercompany transactions and balances.

2 Summary of significant accounting policies

These financial statements are stated in Canadian dollars and have been prepared in accordance with Canadian generally accepted accounting principles.

Cash and cash equivalents

Cash and cash equivalents consist of short-term deposits with maturities of three months or less.

Property and equipment

Property and equipment are recorded at cost less accumulated amortization. Amortization is provided using the declining balance method at the following rates intended to amortize the cost of assets over their estimated useful lives.

Buildings	4%
Heavy equipment	30%
Equipment	30%
Vehicles	30%
Trailers	30%
Radios	20%
Computer hardware and software	30% – 100%

Management assesses the carrying amount of property and equipment for impairment when facts and circumstances indicate a potential impairment. If it is determined that the estimated net recoverable amount is less than the net carrying amount, a writedown to the asset's fair value is recognized during the period.

Revenue recognition

Revenue is recognized as services are provided and performance of the service has occurred, price to the customer is fixed or determinable and collectibility is reasonably assured.

Investments

Investments are accounted for on a cost basis and are written down to their net recoverable amount should a decline in value occur that is not considered temporary.

Future income taxes

The Company uses the liability method of income tax allocation in accounting for income taxes. Under this method, future income tax assets and liabilities are determined based on temporary differences between the financial reporting and income tax bases of assets and liabilities, and measured using the substantively enacted tax rates and laws that will be in effect when the temporary differences are expected to reverse.

Measurement uncertainty

The preparation of financial statements in conformity with Canadian generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the period. Such estimates include providing amortization of property and equipment and recoverability of accounts receivable. Actual results could differ from these estimates.

Inventory

Inventory consists of spare parts and is measured at the lower of cost and market on a first-in first-out basis.

3 Short-term investments

These funds are held at one chartered bank and up to $354,000 has been pledged as security for the operating loan.

4 Property and equipment

	January 31, 2006		
	Cost $	Accumulated amortization $	Net $ (Unaudited)
Land	121,705	-	121,705
Buildings	407,736	65,992	341,744
Heavy equipment	23,265,848	11,835,959	11,429,889
Equipment	4,592,159	2,530,400	2,061,759
Vehicles	1,454,959	562,403	892,556
Trailers	704,679	561,366	143,313
Radios	534	427	107
Computer hardware and software	10,673	7,284	3,389
	30,558,293	15,563,831	14,994,462

			April 30, 2005
	Cost $	Accumulated amortization $	Net $
Land	136,705	-	136,705
Buildings	407,736	55,357	352,379
Heavy equipment	17,801,484	9,969,163	7,832,321
Equipment	3,676,218	2,124,761	1,551,457
Vehicles	945,679	372,831	572,848
Trailers	610,709	533,400	77,309
Radios	1,402	1,262	140
Computer hardware and software	9,217	6,158	3,059
	23,589,150	13,062,932	10,526,218

			April 30, 2004
	Cost $	Accumulated amortization $	Net $
Land	25,000	-	25,000
Buildings	143,707	46,175	97,532
Heavy equipment	14,106,192	8,588,392	5,517,800
Equipment	2,658,097	2,051,117	606,980
Vehicles	674,954	304,010	370,944
Small tools	21,156	21,156	-
Trailers	678,154	562,644	115,510
Radios	1,402	1,224	178
Computer hardware and software	507,922	412,253	95,669
	18,816,584	11,986,971	6,829,613

Included in property and equipment as at January 31, 2006 are equipment under capital lease with a cost of $5,839,593 (unaudited) (April 30, 2005 – $4,108,565; 2004 – $1,423,256) and accumulated amortization of $1,917,900 (unaudited) (April 30, 2005 – $953,124; 2004 – $416,240).

5 Bank indebtedness

	January 31,	April 30,	
	2006	2005	2004
	$	$	$
	(Unaudited)		
Operating loan	1,945,457	990,000	750,000
Overdraft	480,000	608,041	382,207
	2,425,457	1,598,041	1,132,207

Operating loan is authorized to $2,000,000, bears interest at bank prime rate plus 1.75% and security is provided by a general security agreement, a general assignment of book debts, an assignment of all risk insurance on equipment, an assignment of life insurance and a pledge of short-term investments in a minimum amount of $354,000.

6 Shareholder advances and due from related parties

The amounts are non-interest bearing, unsecured and have no fixed terms of repayment.

7 Obligations under capital lease

	January 31,	April 30,	
	2006	2005	2004
	$	$	$
	(Unaudited)		
Repayable in monthly instalments ranging from $1,069 to $22,075 at various fixed rates to 5.8% and various rates of prime plus 3% at various dates to June 2009 and security is provided by equipment being leased.	4,390,357	3,500,617	2,038,488
Less: Current portion	(1,950,540)	(998,970)	(882,616)
	2,439,817	2,501,647	1,155,872

Principal payments as at April 30, 2005 are as follows:

	$
2006	1,305,147
2007	1,229,212
2008	1,547,194
	4,081,553
Less: Imputed interest	(580,936)
	3,500,617

8 Long-term debt

	January 31,		April 30,
	2006 $ (Unaudited)	2005 $	2004 $
Repayable in monthly instalments ranging from $1,351 to $41,780, including interest at various rates to bank prime rate plus 1.5% and various fixed rates to 8.9% and security is provided by heavy equipment at the cost of $9,366,302, due at various dates to December 2009.	6,896,373	3,979,953	3,238,601
Less: Current portion	(2,927,921)	(2,179,929)	(1,507,802)
	3,968,452	1,800,024	1,730,799

Principal payments due in the next five years as at April 30, 2005 are as follows:

	$
2006	2,179,929
2007	954,922
2008	567,870
2009	204,300
2010	72,932
	3,979,953

9 Share capital

R Bee Crushing Ltd.

Authorized
- 2,000 Class A preferred shares with a par value of $100 each
- 2,000 Class B common shares without par value
- 2,000 Class C common shares without par value
- 2,000 Class D common shares without par value
- 2,000 Class E common shares without par value

Issued

	January 31,		April 30,
	2006 $ (Unaudited)	2005 $	2004 $
100 Class B common shares	50	50	50

Dal Finn Holdings Ltd.

Authorized
- 5,000 Class A voting common shares without par value
- 5,000 Class B non-voting common shares without par value

Issued

	January 31,		April 30,
	2006 $ (Unaudited)	2005 $	2004 $
100 Class A common shares	100	100	100
50 Class B common shares	50	50	50
	150	150	150

Bernet Ventures Ltd.

Authorized
10,000 Class A common shares without par value
10,000 Class B common shares without par value
10,000 Class C common shares with a par value of $1 each
10,000 Class D common shares with a par value of $100 each

Issued

	January 31,		April 30,
	2006 $ (Unaudited)	2005 $	2004 $
200 Class A common shares	200	200	200

10 Related party transactions

The Company incurred general and administrative expenses of $239,413 and $256,749 (unaudited) with a company under common control during the nine-month periods ended January 31, 2006 and 2005, respectively (year ended April 30, 2005 – $341,853; 2004 – $281,999; 2003 – $182,865).

The company generated rental income of $39,000 (unaudited) with a company under common control during the nine-month period ended January 31, 2006 (year ended April 30, 2005 – $nil; 2004 – $nil; 2003 – $nil).

The company generated interest income of $1,855 (unaudited) with a company under common control during the nine-month period ended January 31, 2006 (year ended April 30, 2005 – $1,969; 2004 – $nil; 2003 – $nil).

The related party transactions are in the normal course of operations and are measured at the exchange amount.

11 Financial instruments

Fair value

The carrying value of cash and cash equivalents, accounts receivable, income taxes receivable, bank indebtedness, accounts payable and accrued liabilities and accrued management bonus, approximate their fair value due to the relatively short period to maturity of the instruments and interest rates attached to the instruments. The fair value of amount shareholder advances is not practicably determinable. The fair value of long-term debt and capital lease obligations approximate carrying values as the interest rates approximate market rates.

Credit risk

The Company is exposed to credit risk on the accounts receivable from its customers. In order to reduce its credit risk, the Company has adopted credit policies that include the analysis of the financial position of its customers and the regular review of their credit limits.

During the nine-month period ended January 31, 2006, the Company had sales of 74% (unaudited) (year ended April 30, 2005 – 52% (each customer at 24%, 17% and 11%); 2004 – 41% (each customer at 17%, 12% and 12%; 2003 – 50% (each customer at 25%, 18% and 7%)) to three customers. As at January 31, 2006, the Company had accounts receivable of 75% (2005 – 74%; 2004 – 74%) from three customers.

Interest rate risk

The Company is exposed to interest rate price risk in respect of the long-term debt, which bears a fixed rate of interest.

12 Income taxes

The income tax provision recorded differs from the income tax obtained by applying the statutory income tax rates as follows:

	Three months ended January 31,		Nine months ended January 31,		Years ended April 30,		
	2006 $ (Unaudited)	2005 $ (Unaudited)	2006 $ (Unaudited)	2005 $ (Unaudited)	2005 $	2004 $	2003 $
Earnings (loss) before income taxes	(154,282)	(314,475)	2,315,074	3,010,066	2,382,004	1,301,916	(392,235)
Combined statutory rates	17.00%	17.00%	17.00%	17.00%	17.00%	17.00%	17.00%
Calculated expected income taxes	(26,228)	(53,461)	393,563	511,711	404,941	221,326	(66,680)
Increase (decrease)							
Non-deductible expenses	-	-	-	-	1,463	1,333	481
Non capital losses	-	-	-	-	(48,423)	(83,260)	-
Taxable income taxed at the non-small business rate	-	-	-	-	80,442	-	-
Other	(1,500)	-	-	-	4,579	(3,804)	11,646
	(27,728)	(53,461)	393,563	511,711	443,002	135,595	(54,553)
Represented by							
Current tax provision (recovery)	8,397	(36,263)	(155,752)	305,359	275,928	90,443	-
Future tax provision (recovery)	(36,125)	(17,198)	549,315	206,352	167,074	45,152	(54,553)
	(27,728)	(53,461)	393,563	511,711	443,002	135,595	(54,553)

The components of future income tax balances are as follows:

	January 31,	April 30,	
	2006 $ (Unaudited)	2005 $	2004 $
Tax basis of buildings and equipment in excess of carrying amount	210,295	135,642	79,087
Sales holdbacks	751,217	276,555	166,036
	961,512	412,197	245,123

13 Segmented information

In the opinion of management, the Company has only one business segment, which is the business of gravel crushing in Canada.

14 Subsequent events

Initial public offering

On __________, Petrowest Energy Services Trust (the "Trust") filed a prospectus relating to the initial public offering of up to • million trust units for $10 per unit (the "Offering"). Costs of the Offering are estimated to be $2.7 million and fees payable to the agents are estimated to be $ •, resulting in net proceeds of $ • million.

The Trust, through a subsidiary, will acquire 100% of the shares of the Company and all outstanding shareholder loans for $19,572,540 and 2,935,881 Trust units at a deemed price of $10 per unit. The cash payment will be adjusted post-closing for changes in working capital, long-term debt and shareholder loans to the date of closing.

Safetymaster Rentals Corporation

Financial Statements
February 28, 2006
August 31, 2005 and 2004



PricewaterhouseCoopers LLP
Chartered Accountants
111 5th Avenue SW, Suite 3100
Calgary, Alberta
Canada T2P 5L3
Telephone +1 (403) 509 7500
Facsimile +1 (403) 781 1825

May 5, 2006
(except for note 15, which is as at • , 2006

Auditors' Report

To the Shareholders of
Safetymaster Rentals Corporation

We have audited the balance sheets of **Safetymaster Rentals Corporation** as at August 31, 2005 and 2004, and the statements of earnings and retained earnings and cash flows for each of the years in the three-year period ended August 31, 2005. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with Canadian generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these financial statements present fairly, in all material respects, the financial position of the Company as at August 31, 2005 and 2004, and the results of its operations and its cash flows for each of the years in the three-year period ended August 31, 2005 in accordance with Canadian generally accepted accounting principles.

Chartered Accountants

Calgary, Alberta

Safetymaster Rentals Corporation

Balance Sheets

	February 28, 2006 $ (Unaudited)	August 31, 2005 $	2004 $
Assets			
Current assets			
Cash and cash equivalents	-	155,651	-
Accounts receivable	1,897,026	1,033,038	788,983
Prepaid expenses	23,753	50,626	49,863
	1,920,779	1,239,315	838,846
Property and equipment (note 3)	1,508,556	979,192	1,128,533
Due from related parties (note 4)	317,171	164,836	205,182
	3,746,506	2,383,343	2,172,561
Liabilities			
Current liabilities			
Bank indebtedness (note 5)	484,909	-	231,514
Accounts payable and accrued liabilities	342,054	344,967	192,309
Accrued management remuneration	922,000	770,500	478,000
Income taxes payable	29,168	26,821	-
Due to related parties (note 4)	3,165	3,165	100,659
Callable debt (note 7)	16,219	21,067	83,907
Current portion of long-term debt (note 8)	121,105	35,301	101,109
Shareholder advances (note 6)	250,186	674	99,246
	2,168,806	1,202,495	1,286,744
Long-term debt (note 8)	128,895	-	35,301
Future income taxes (note 13)	34,429	35,908	24,658
	2,332,130	1,238,403	1,346,703
Shareholder's Equity			
Share capital (note 9)	100	100	100
Retained earnings	1,414,276	1,144,840	825,758
	1,414,376	1,144,940	825,858
	3,746,506	2,383,343	2,172,561

Commitments (note 10)

Approved on behalf of Petrowest Energy Services Trust by Petrowest Energy Services General Partner Ltd., as Administrator:

(signed) "*Ken Drysdale*"
Director

(signed) "*D. Hugh Gillard*"
Director

Safetymaster Rentals Corporation

Statements of Earnings and Retained Earnings

	Three months ended February 28,		Six months ended February 28,		Years ended August 31,		
	2006 $ (Unaudited)	2005 $ (Unaudited)	2006 $ (Unaudited)	2005 $ (Unaudited)	2005 $	2004 $	2003 $
Revenue from rentals	2,078,773	1,575,140	3,610,389	2,680,084	4,612,493	3,274,653	2,257,456
Expenses							
Operating and administrative	1,288,826	887,081	2,265,440	1,623,574	3,139,234	2,325,288	1,911,722
Amortization	74,638	40,203	122,315	86,145	172,799	282,134	192,240
Interest on long-term debt	4,648	3,398	5,397	7,180	14,545	14,719	486
Management bonus	559,000	552,000	922,000	736,000	880,500	478,000	18,000
	1,927,112	1,482,682	3,315,152	2,452,899	4,207,078	3,100,141	2,122,448
Net earnings from operations	151,661	92,458	295,237	227,185	405,415	174,512	135,008
Gain (loss) on disposal of property and equipment	3,382	(16,221)	17,992	(14,958)	(8,895)	25,817	61,508
Earnings before income taxes	155,043	76,237	313,229	212,227	396,520	200,329	196,516
Income tax expense (note 13)	20,627	19,960	43,793	42,634	77,438	35,698	45,136
Earnings for the period	134,416	56,277	269,436	169,593	319,082	164,631	151,380
Retained earnings – Beginning of period	1,279,860	939,074	1,144,840	825,758	825,758	677,102	525,722
Dividend	-	-	-	-	-	(15,975)	-
Retained earnings – End of period	1,414,276	995,351	1,414,276	995,351	1,144,840	825,758	677,102

Safetymaster Rentals Corporation

Statements of Cash Flows

	Three months ended February 28,		Six months ended February 28,		Years ended August 31,		
	2006 $ (Unaudited)	2005 $ (Unaudited)	2006 $ (Unaudited)	2005 $ (Unaudited)	2005 $	2004 $	2003 $
Cash provided by (used in)							
Operating activities							
Earnings for the period	134,416	56,277	269,436	169,593	319,082	164,631	151,380
Items not affecting cash							
Amortization	74,638	40,203	122,315	86,145	172,799	282,134	192,240
(Gain) loss on disposal of property and equipment	(3,382)	16,221	(17,992)	14,958	8,895	(25,817)	(61,508)
Future income tax expense (recovery)	1,324	548	(1,479)	3,976	11,250	(5,923)	4,400
	206,996	113,249	372,280	274,672	512,026	415,025	286,512
Changes in non-cash working capital*	(355,424)	(240,979)	(686,180)	(352,727)	227,161	188,866	84,233
	(648,428)	(127,730)	(313,900)	(78,055)	739,187	603,891	370,745
Investing activities							
Acquisition of property and equipment	(360,103)	(77,354)	(700,586)	(253,750)	(278,182)	(957,774)	(330,084)
Proceeds from disposal of property and equipment	4,000	137,669	66,898	218,729	245,829	341,883	148,862
	(356,103)	60,315	(633,688)	(35,021)	(32,353)	(615,891)	(181,222)
Financing activities							
Proceeds from callable and long-term debt	-	-	250,000	-	-	300,000	28,924
Repayment of callable and long-term debt	(11,336)	(35,458)	(40,149)	(40,483)	(163,949)	(100,894)	(57,580)
Payment of dividend	-	-	-	-	-	(15,975)	-
(Repayment of) proceeds from shareholder advances	657,025	188,566	249,512	99,371	(98,572)	(290,039)	(5,073)
Redemption of preferred shares	-	-	-	-	-	(113,590)	(100,000)
Repayment of note payable	-	-	-	-	-	(19,744)	-
Advances (to) from related parties	(257,307)	57,130	(152,335)	75,749	(57,148)	(83,680)	1,506
	388,382	210,238	307,028	134,637	(319,669)	(323,922)	(132,223)
Increase (decrease) in cash	(616,149)	142,823	(640,560)	21,561	387,165	(335,922)	57,300
Cash and cash equivalents (bank indebtedness) – Beginning of period	131,240	(352,776)	155,651	(231,514)	(231,514)	104,408	47,108
Cash and cash equivalents (bank indebtedness) – End of period	(484,909)	(209,953)	(484,909)	(209,953)	155,651	(231,514)	104,408
Supplemental information							
Interest paid	2,407	6,748	4,443	14,035	20,474	17,699	7,051
Income taxes paid	47,885	19,921	65,585	30,121	50,521	33,834	41,902

* Changes in non-cash working capital includes changes in accounts receivable, prepaid expenses, accounts payable and accrued liabilities, accrued management bonus and income taxes payable.

1 Nature of business

Safetymaster Rentals Corporation (the "Company") was incorporated under the Business Corporations Act (Alberta) on January 22, 1997. Its principal focus is on the supply of safety equipment rentals.

The Company's business is considered to have some seasonality, with peak levels generally in the first and fourth calendar year quarters.

2 Summary of significant accounting policies

The financial statements are stated in Canadian dollars and have been prepared in accordance with Canadian generally accepted accounting principles.

Cash and cash equivalents

Included in cash and cash equivalents are bank overdrafts.

Property and equipment

Property and equipment are recorded at cost less accumulated amortization. Equipment is amortized using the declining balance method over their estimated useful lives at the following rates:

Airplane	15%
Equipment rentals and airplane	15%
Trailers rentals	15%
Vehicles	15%

Management assesses the carrying amount of property and equipment for impairment when facts and circumstances indicate a potential impairment. If it is determined that the estimated net recoverable amount is less than the net carrying amount, a writedown to the asset's fair value is recognized during the period.

Future income taxes

The Company uses the liability method of income tax allocation in accounting for income taxes. Under this method, future income tax assets and liabilities are determined based on temporary differences between the financial reporting and income tax bases of assets and liabilities, and measured using the substantively enacted income tax rates and laws that will be in effect when the temporary differences are expected to reverse.

Measurement uncertainty

The preparation of financial statements in conformity with Canadian generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amount of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the period. Such estimates include providing amortization of property and equipment and recoverability of accounts receivable. Actual results could differ from these estimates.

Revenue recognition

Revenue is recognized over the equipment rental period and when collectibility is reasonably assured.

3 Property and equipment

	February 28, 2006		
	Cost $	Accumulated amortization $	Net $ (Unaudited)
Airplane	343,718	144,797	198,921
Equipment rentals	1,213,955	642,810	571,145
Trailer rentals	721,845	271,274	450,571
Vehicles	359,022	71,103	287,919
	2,638,540	1,129,984	1,508,556

	August 31, 2005		
	Cost $	Accumulated amortization $	Net $
Airplane	343,718	109,693	234,025
Equipment rentals	958,980	618,861	340,119
Trailer rentals	453,641	234,742	218,899
Vehicles	258,966	72,817	186,149
	2,015,305	1,036,113	979,192

	August 31, 2004		
	Cost $	Accumulated amortization $	Net $
Airplane	341,969	68,394	273,575
Equipment rentals	967,132	578,176	388,956
Trailer rentals	479,799	217,426	262,373
Vehicles	291,522	87,893	203,629
	2,080,422	951,889	1,128,533

4 Due to (from) related parties

These amounts refer to balances due to/from companies controlled by the shareholders or family members of the shareholder of the company and are non-interest bearing, unsecured and have no fixed repayment terms.

5 Bank indebtedness

The line of credit is due on demand with maximum borrowings of $600,000, and interest at prime plus 1.0%. Security is provided by a general security agreement covering all assets of the Company.

6 Shareholder advances

The amounts due to the shareholder are non-interest bearing, unsecured and have no fixed repayment terms.

7 Callable debt

	February 28,		August 31,
	2006 $ (Unaudited)	2005 $	2004 $
Bank loan, due on demand and repayable in monthly instalments of $900, including interest at a rate of prime plus 1.25% per annum and security is provided through a general security agreement.	16,219	21,067	83,907

Debt principal repayment amounts as at August 31, 2005 are as follows:

	$
2006	9,888
2007	10,446
2008	733
	21,067

8 Long-term debt

	February 28, 2006 $ (Unaudited)	August 31, 2005 $	2004 $
Loan from a company controlled by a family member of a shareholder of the company, due in January 2006 and repayable in monthly instalments of $8,955, including interest at the rate of prime plus 2.5% per annum.	-	35,301	136,410
Loan from a company controlled by a family member of a shareholder of the company, due in November 2007 and repayable in monthly instalments of $11,108, including interest at the rate of prime plus 1.5% per annum	250,000	-	-
	250,000	35,301	136,410
Less: Amount due within one year	(121,105)	(35,301)	(101,109)
	128,895	-	35,301

Security for the loans includes a shareholder guarantee.

9 Share capital

Authorized

Unlimited number of Class A, voting, common shares
Unlimited number of Class B, voting, common shares
Unlimited number of Class C, non-voting, non-cumulative, redeemable, retractable, preferred shares
Unlimited number of Class D, non-voting, non-cumulative, redeemable, retractable, preferred shares
2,000 Class E special voting shares
Unlimited number of Class F, non-voting common shares

Issued

	February 28, 2006 $ (Unaudited)	August 31, 2005 $	2004 $
100 Class A common shares	100	100	100

During 2003 and 2004, the Company redeemed the Class "C" preferred shares at $1,000 per share for total payment of $100,000 and $113,550, respectively.

10 Commitments

Leases

Under the terms of operating lease agreements, the Company will be required to make annual rental payments as follows:

	$
2006	66,000
2007	66,000
2008	66,000
2009	66,000
2010	38,000

Guarantee

The Company has given a corporate guarantee limited to $195,000 for a bank loan in the name of the spouse of the shareholder. The carrying amount of this loan is $99,682.

11 Related party transactions

	Six months ended February 28,		Three months ended February 28,		Years ended August 31,		
	2006 $ (Unaudited)	2005 $ (Unaudited)	2006 $ (Unaudited)	2005 $ (Unaudited)	2005 $	2004 $	2003 $
General and administrative expense							
Paid to company controlled by a family member of a shareholder	76,349	21,600	31,455	30,808	154,040	100,863	30,947
Paid to a family member of a shareholder	33,000	36,000	16,500	18,000	101,800	111,302	109,456
Paid to company 50% owned by a shareholder	-	-	-	-	5,400	-	9,447
Accounts payable owed to companies controlled by a family member of a shareholder	13,667	20,025	13,667	15,037	105,470	47,652	24,611
Management fees received from company by a family member of a shareholder	-	-	-	-	20,000	200	100,000

These transactions have been recorded at the exchange amount.

12 Financial instruments

Fair value

The carrying value of cash and cash equivalents, accounts receivable, bank indebtedness, accounts payable and accrued liabilities, accrued management remuneration, callable debt and long-term debt, approximate their fair value due to the relatively short term to maturity of the instruments and interest rates attached to the instruments. The fair value of amounts due to (from) related parties and shareholder advances are not practicably determinable since they do not have any specified terms.

Credit risk

The Company is exposed to credit risk on the accounts receivable from its customers. In order to reduce its credit risk, the Company has adopted credit policies which include the analysis of the financial position of its customers and the regular review of their credit limits.

During the period ended February 28, 2006, 35% (unaudited) (February 28, 2005 – 36% (unaudited); August 31, 2005 – 32%; August 31, 2004 – 22%; August 31, 2003 – 35%) of the Company's sales were to two customers. As at February 28, 2006, the Company had accounts receivable of 45% (August 31, 2005 –31%; 2004 – 41%) from two customers.

13 Income taxes

The income tax provision recorded differs from the income tax obtained by applying the statutory income tax rates to the earnings for the period and is reconciled as follows:

	Three months ended February 28,		Six months ended February 28,		Years ended August 31,		
	2006 $ (Unaudited)	2005 $ (Unaudited)	2006 $ (Unaudited)	2005 $ (Unaudited)	2005 $	2004 $	2003 $
Earnings before income taxes	155,043	76,237	313,229	212,227	396,520	200,329	196,516
Combined statutory rates	16.12%	16.20%	16.12%	16.20%	16.12%	16.87%	19.66%
Calculated expected income taxes	24,993	12,350	50,493	34,381	63,919	33,796	38,635
Increase (decrease):							
Non-deductible expenses	1,209	1,215	2,418	2,430	5,279	5,328	5,338
Rate change and other	(5,575)	6,395	(9,118)	5,823	8,240	(3,426)	1,163
	20,627	19,960	43,793	42,634	77,438	35,698	45,136
Represented by							
Current income tax provision	19,303	19,412	45,272	38,658	66,188	41,621	40,736
Future income tax provision (recovery)	1,324	548	(1,479)	3,976	11,250	(5,923)	4,400
	20,627	19,960	43,793	42,634	77,438	35,698	45,136

The component of future income tax liability is as follows:

	February 28,		August 31,
	2006 $ (Unaudited)	2005 $	2004 $
Carrying value of property and equipment in excess of tax values	34,429	35,908	24,658

14 Segmented information

In the opinion of management, the Company has only one business segment, which is the business of safety equipment rentals.

15 Subsequent events

Initial public offering

On ___________, Petrowest Energy Services Trust (the "Trust") filed a prospectus relating to the initial public offering of up to • million trust units for $10 per unit (the "Offering"). Costs of the Offering are estimated to be $2.7 million, and fees payable to the agents are estimated to be $ •, resulting in net proceeds of $ • million.

The Trust, through a subsidiary, will acquire 100% of the shares of the Company and all outstanding shareholder loans for $3,480,855 and 522,128 Trust units at a deemed price of $10 per unit. The cash payment will be adjusted post-closing for changes in working capital, long-term debt and shareholder loans to the date of closing.

Neuwest Equipment Rentals Incorporated

Financial Statements
January 31, 2006
October 31, 2005 and 2004



PricewaterhouseCoopers LLP
Chartered Accountants
111 5th Avenue SW, Suite 3100
Calgary, Alberta
Canada T2P 5L3
Telephone +1 (403) 509 7500
Facsimile +1 (403) 781 1825

May 5, 2006
(except as to note 16, which is as of • , 2006)

Auditors' Report

To the Shareholders of
Neuwest Equipment Rentals Incorporated

We have audited the balance sheets of **Neuwest Equipment Rentals Incorporated** as at October 31, 2005 and 2004 and the statements of earnings (loss) and retained earnings (deficit) and cash flows for each of the years in the three-year period ended October 31, 2005. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with Canadian generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these financial statements present fairly, in all material respects, the financial position of the Company as at October 31, 2005 and 2004 and the results of its operations and its cash flows for the each of the years in the three-year period ended October 31, 2005 in accordance with Canadian generally accepted accounting principles.

Chartered Accountants

Calgary, Alberta

Neuwest Equipment Rentals Incorporated

Balance Sheets

	January 31,	October 31,	
	2006	2005	2004
	$	$	$
	(Unaudited)		
Assets			
Current assets			
Cash	112,666	167,772	29,160
Accounts receivable	1,177,470	777,879	127,219
Prepaid expenses and deposits	53,136	250	-
	1,343,272	945,901	156,379
Property and equipment (note 3)	2,316,310	1,176,552	37,500
Deposit in trust (note 4)	250,000	250,000	-
Interest receivable	12,847	8,680	-
Future income taxes (note 12)	90,824	28,901	-
	4,013,253	2,410,034	193,879
Liabilities			
Current liabilities			
Accounts payable and accrued liabilities	63,697	435	3,012
Income taxes payable	107,524	63,360	22,635
Current portion of long-term debt (note 5)	25,080	23,439	-
Current portion of capital lease obligations (note 6)	1,415,706	244,832	-
Shareholder advances (note 7)	528,870	403,870	37,050
Due to employee profit sharing plan (note 8)	375,000	375,000	-
	2,515,877	1,110,936	62,697
Long-term debt (note 5)	10,080	17,580	-
Capital lease obligations (note 6)	985,178	930,312	-
	3,511,135	2,058,828	62,697
Shareholders' Equity			
Share capital (note 9)	500	500	500
Retained earnings	501,618	350,706	130,682
	502,118	351,206	131,182
	4,013,253	2,410,034	193,879

Basis of presentation (note 1)

Commitments (note 10)

Approved on behalf of Petrowest Energy Services Trust by Petrowest Energy Services General Partner Ltd., as Administrator:

(signed) "*Ken Drysdale*"
Director

(signed) "*D. Hugh Gillard*"
Director

Neuwest Equipment Rentals Incorporated

Statements of Earnings (Loss) and Retained Earnings (Deficit)

	Three months ended January 31,		Years ended October 31,		
	2006 $ (Unaudited)	2005 $ (Unaudited)	2005 $	2004 $	2003 $
Revenue from leases	1,158,090	399,125	2,070,456	1,376,210	425,560
Revenue from sale of leased equipment	-	11,061	11,061	-	-
	1,158,090	410,186	2,081,517	1,376,210	425,560
Expenses					
Cost of rentals	486,214	193,191	1,088,488	936,885	401,599
Administration	50,979	24,096	167,802	266,398	26,897
Amortization	399,845	7,464	202,603	6,720	6,065
Interest on debt	34,816	12	1,821	497	139
Employee profit sharing plan expense	10,489	-	375,000	-	-
	982,343	224,763	1,835,714	1,210,500	434,700
	175,747	185,423	245,803	165,710	(9,140)
Other income					
Interest revenue	4,167	-	8,680	11	-
Earnings (loss) before income taxes	179,914	185,423	254,483	165,721	(9,140)
Income tax expense (note 12)	29,002	30,187	34,459	22,635	-
Net earnings (loss) for the period	150,912	155,236	220,024	143,086	(9,140)
Retained earnings (deficit) – Beginning of period	350,706	130,682	130,682	(12,404)	(3,264)
Retained earnings (deficit) – End of period	501,618	285,918	350,706	130,682	(12,404)

Basis of presentation (note 1)

Neuwest Equipment Rentals Incorporated
Statements of Cash Flows

	Three months ended January 31,		Years ended October 31,		
	2006 $ (Unaudited)	2005 $ (Unaudited)	2005 $	2004 $	2003 $
Cash provided by (used in)					
Operating activities					
Net earnings (loss) for the period	150,912	155,236	220,024	143,086	(9,140)
Items not affecting cash					
Amortization	399,845	7,464	202,603	6,720	6,065
Gain on sale of rental equipment	-	(11,061)	(11,061)	-	-
Future income tax expense (recovery)	(61,923)	-	(28,901)	-	-
	488,834	151,639	382,665	149,806	(3,075)
Changes in non-cash working capital					
Accounts receivable	(399,591)	(114,256)	(650,660)	(96,513)	5,905
Income taxes payable	44,164	30,187	40,725	22,635	-
Prepaid expenses and deposits	(52,886)	(14,867)	(250)	-	-
Accounts payable and accrued liabilities	63,262	(3,041)	(2,577)	(6,424)	8,436
Interest receivable	(4,167)	-	(8,680)	-	-
	139,616	49,662	(238,777)	69,504	11,266
Financing activities					
Repayments of long-term debt and capital lease obligations	(278,152)	-	(88,504)	-	-
Advances from (to) shareholder	125,000	366,820	366,820	(37,450)	-
Receipt of employee profit sharing plan loan	-	-	375,000	-	-
	(153,152)	366,820	653,316	(37,450)	-
Investing activities					
Purchases of property and equipment	(41,570)	-	(44,427)	(18,550)	-
Proceeds on disposal of property and equipment	-	18,500	18,500	-	
Deposits in trust	-	(250,000)	(250,000)	-	-
	(41,570)	(231,500)	(275,927)	(18,550)	-
Increase (decrease) in cash	(55,106)	184,982	138,612	13,504	11,266
Cash – Beginning of period	167,772	29,160	29,160	15,656	4,390
Cash – End of period	112,666	214,142	167,772	29,160	15,656
Supplementary cash flow information					
Interest paid	34,816	-	1,821	497	139
Income taxes	-	-	22,635	-	-
Non-cash investing and financing activities					
Acquisition of capital assets through capital lease obligations and long-term debt	1,498,033	-	1,304,667	-	-

1 Nature of operations and basis of presentation

Neuwest Equipment Rentals Incorporated (the "Company") is incorporated under the laws of the Province of Nova Scotia. Its principal business activity is heavy equipment rentals.

These financial statements are prepared on the going concern basis, which assumes that the Company will be able to realize its assets and discharge its liabilities in the normal course of business for the foreseeable future. The Company expects to continue normal operations with continued shareholder support, the company receiving future financing and the Company renting equipment to the related party as described in note 13. The outcome of these events is uncertain at this time. These financial statements do not include any adjustments to the amounts and classification of assets and liabilities that may be necessary should the Company be unable to continue as a going concern. These adjustments may be material.

2 Summary of significant accounting policies

These financial statements are stated in Canadian dollars and have been prepared in accordance with Canadian generally accepted accounting principles.

Cash and cash equivalent

Included in cash and cash equivalents are bank overdrafts.

Revenue recognition

Revenue is recognized over the rental period and when collection is reasonably assured.

Property and equipment

Property and equipment are initially recorded at cost. Amortization is provided using the declining balance method at rates intended to amortize the cost of assets over their estimated useful lives.

Containers	30%
Furniture	20%
Heavy rental equipment	30%
Rental equipment	20%
Vehicle equipment	30%

Management assesses the carrying amount of property and equipment for impairment when facts and circumstances indicate a potential impairment. If it is determined that the estimated net recoverable amount is less than the net carrying amount, a write-down to the asset's fair value is recognized during the period.

Future income taxes

The Company uses the liability method of tax allocation in accounting for income taxes. Under this method, future tax assets and liabilities are determined based on temporary differences between the financial reporting and tax bases of assets and liabilities, and measured using the substantially enacted tax rates and laws that will be in effect when the temporary differences are expected to reverse.

Measurement uncertainty

The preparation of financial statements in conformity with Canadian generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the period. Such estimates include providing amortization of property and equipment, recoverability of accounts receivable and the going concern assumption. Actual results could differ from these estimates.

3 Property and equipment

			January 31, 2006
	Cost $	Accumulated amortization $	Net $ (Unaudited)
Containers	5,250	1,680	3,570
Furniture	448	126	322
Heavy rental equipment under capital lease	2,761,292	567,485	2,193,807
Rental equipment	135,077	41,491	93,586
Vehicle equipment	26,000	975	25,025
	2,928,067	611,757	2,316,310

			October 31, 2005
	Cost $	Accumulated amortization $	Net $
Containers	5,250	788	4,462
Furniture	448	45	403
Heavy rental equipment under capital lease	1,263,259	189,578	1,073,681
Rental equipment	119,507	21,501	98,006
	1,388,464	211,912	1,176,552

	October 31, 2004		
	Cost $	Accumulated amortization $	Net $
Rental equipment	53,719	16,219	37,500

4 Deposit in trust

The Company was required to place $250,000 in trust to a vendor in order to obtain leases. The deposit will earn interest at the prime rate for 36 months.

5 Long-term debt

During the year, the Company purchased equipment through a twenty-four month loan at an interest rate of 7.5%. Future amounts repayable are as follows:

	$
2006	23,439
2007	17,580
	41,019

The Company currently has a demand operating loan available to the amount of $105,000 at the bank's prime lending rate plus 1.50%. As at October 31, 2005, the Company had not drawn on this credit facility.

6 Capital lease obligations

	January 31,	October 31,	
	2006 $ (Unaudited)	2005 $	2004 $
Obligations are repayable in 48 monthly blended payments ranging from $3,234 to $5,435 plus a lump sum payment ranging from $42,000 to $55,955 on either October 31, 2005 or December 31, 2005. Interest rates range from 6.50% to 6.70%.	1,252,202	440,014	-
Obligations are repayable in 48 monthly blended payments ranging from $5,574 to $8,081 plus a lump sum payment of $259,782 on October 31, 2009, and a lump sum payment of $138,312 on December 31, 2010. Interest rates range from 5.95% to 6.50%.	1,148,682	735,130	-
	2,400,884	1,175,144	-
Less: Current portion	(1,415,706)	(244,832)	-
	985,178	930,312	-

Future amounts repayable as at October 31, 2005 are as follows:

	$
2006	260,746
2007	194,499
2008	207,215
2009	450,757
2010	138,312
	1,251,529
Less: Imputed interest	(76,385)
	1,175,144

The company is in violation of one debt covenant ratio at January 31, 2006. The total obligation has been classified as current.

The two shareholders have placed personal guarantees to the amount of $1,136,250 (unaudited) (December 31, 2005 – $350,000; 2004 – $nil) each. The leases obligations security is provided by the related leased assets.

7 Shareholder advances

The amounts due to the shareholder are unsecured, interest free and repayable on demand.

8 Employee profit sharing plan

During 2005, the Company established a formal employee profit sharing plan, whereby accumulated undistributed profits of Neuwest Equipment Rentals Incorporated and companies owned by the shareholders may be distributed to a trust. For the fiscal year of 2005, there was a distribution of profits of $375,000 under this plan (2004 – $nil), which was then loaned back to the Company with no set repayment terms. In the first quarter of 2006, a payment of $10,489 was distributed under the plan.

9 Share capital

Authorized
500 voting common shares
40,000 voting preferred shares

Issued and outstanding

	January 31,	October 31,	
	2006 $ (Unaudited)	2005 $	2004 $
500 common shares	500	500	500

10 Commitments

The future maximum operating lease payments as at October 31, 2005 over the next five years for equipment are as follows:

	$
2006	933,618
2007	768,408
2008	768,408
2009	655,357
2010	162,841
	3,288,632

Shareholders placed personal guarantees to the amount of $2,095,044 (2004 –$117,175), in order to obtain the equipment under the operating lease agreements with various vendors.

11 Financial instruments

Fair value

The carrying value of cash, accounts receivable, interest receivable and accounts payable and accrued liabilities approximate their fair value due to the relatively short period to maturity of the instruments. The fair value of shareholder advance and due to employee profit sharing plan is not practicably determinable since it does not have any specified terms. The fair value of long-term debt, capital lease obligations and deposit in trust approximates carrying value as the interest rates applicable to these loans approximate market rates.

Credit risk

The Company is exposed to credit risk on the accounts receivable from its customers. In order to reduce its credit risk, the Company has adopted credit policies, that include the analysis of the financial position of its customers and the regular review of their credit limits.

As at January 31, 2006, 92% (unaudited) (October 31, 2005 – 81%; October 31, 2004 – 73%) of the accounts receivable of the Company were from three customers.

Interest rate risk

The Company is exposed to interest rate price risk in respect of its capital leases and long-term debt, which bear fixed rates of interest.

12 Income taxes

The income tax provision recorded differs from the income tax obtained by applying the statutory income tax rate as follows:

	Three months ended January 31,		Years ended October 31,		
	2006 $ (Unaudited)	2005 $ (Unaudited)	2005 $	2004 $	2003 $
Earnings (loss) before income taxes	179,914	185,423	254,483	165,721	(9,140)
Combined statutory rate	16.12%	16.28%	16.12%	16.53%	17.33%
Calculated expected income taxes	29,002	30,187	41,023	27,394	(1,584)
Increase (decrease):					
Non-deductible	-	-	941	-	-
Rate change	-	-	(7,505)	(4,759)	1,584
	29,002	30,187	34,459	22,635	-
Represented by					
Current provision	90,925	30,187	63,360	22,635	-
Future provision	(61,923)	-	(28,901)	-	-
	29,002	30,187	34,459	22,635	-

The component of future income taxes is as follows:

	January 31,	October 31,	
	2006 $ (Unaudited)	2005 $	2004 $
Tax basis of property and equipment in excess of carrying value	90,824	28,901	-

13 Related party disclosure

The Company entered into a number of related party transactions with companies controlled by the shareholders or companies controlled by family members of the shareholders, which were a part of the normal course of operations. Such transactions included revenues of $276,183 for the interim period ending January 31, 2005 (unaudited) (years ending October 31, 2005 – $951,082; 2004 – $1,247,666; 2003 – $394,899). For the interim period of January 31, 2006 there were no related party revenues earned. See note 15 for further details.

The Company also entered into incurred consulting fees with a related party for the amount of $24,000 and $15,000 for the three month period ending January 31, 2006 and 2005 respectively (unaudited) (years ending October 31, 2005 – $96,000; 2004 – $186,291; 2003 – $nil).

As at October 31, 2005, outstanding accounts receivables from related parties amounted to $288,424 (2004 – $27,147). No amounts are outstanding at January 31, 2006.

All related party transactions have been recorded at the exchange amount.

14 Segmented information

In the opinion of management, the Company has only one business segment, which is the business of equipment rentals and sales in Canada.

15 Economic dependence

During the three-month period ended January 31, 2006, 93% (January 31, 2005 – 89%) (unaudited) (year ended October 31, 2005 – 86% (each customer at 46%, 21% and 19%); October 31, 2004 – 94% (each customer at 54%, 37% and 3%)) of the Company's sales were to three customers. For the year ended October 31, 2003 revenue from one customer totalled 93%. A portion of these sales were to related parties (note 13).

16 Subsequent events

Initial public offering

On __________, Petrowest Energy Services Trust (the "Trust") filed a prospectus relating to the initial public offering of up to • million trust units for $10 per unit (the "Offering"). Costs of the Offering are estimated to be $2.7 million, and fees payable to the agents are estimated to be $ •, resulting in net proceeds of $ • million.

The Trust, through a subsidiary, will acquire 100% of the shares of the Company and all outstanding shareholder loans for $4,153,405 and 623,010 Trust units at a deemed price of $10 per unit. The cash payment will be adjusted post-closing for changes in working capital, long-term debt and shareholder loans to the date of closing.

Northern Tractor Sales and Rental

Combined Financial Statements
March 31, 2006
September 30, 2005 and 2004



PricewaterhouseCoopers LLP
Chartered Accountants
111 5th Avenue SW, Suite 3100
Calgary, Alberta
Canada T2P 5L3
Telephone +1 (403) 509 7500
Facsimile +1 (403) 781 1825

May 5, 2006
(except for note 15, which is as at • , 2006)

Auditors' Report

To the Shareholders of
Fitzpatrick Co. Ltd. and Northern Tractor Sales and Rental Co. Ltd.

We have audited the combined balance sheets of **Northern Tractor Sales and Rental** as at September 30, 2005 and 2004, and the combined statements of earnings and retained earnings and cash flows for each of the years in the three-year period ended September 30, 2005. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these combined financial statements based on our audits.

We conducted our audits in accordance with Canadian generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these combined financial statements present fairly, in all material respects, the financial position of the Company as at September 30, 2005 and 2004, and the results of its operations and its cash flows for each of the years in the three-year period ended September 30, 2005 in accordance with Canadian generally accepted accounting principles.

Chartered Accountants

Calgary, Alberta

Northern Tractor Sales and Rental

Combined Balance Sheets

	March 31,		September 30,
	2006 $ (Unaudited)	2005 $	2004 $
Assets			
Current assets			
Cash	2,600,489	501,179	581,783
Accounts receivable	1,844,782	1,109,786	827,942
Inventory	52,000	52,000	-
Prepaid expenses and deposits	16,437	16,437	-
	4,513,708	1,679,402	1,409,725
Property and equipment (note 3)	16,861,836	14,771,338	10,053,548
Investments (note 4)	19,744	19,847	19,946
Due from related party (note 5)	2,380,849	3,437,608	1,880,000
	23,776,137	19,908,195	13,363,219
Liabilities			
Current liabilities			
Bank indebtedness (note 6)	7,541,000	8,029,412	5,034,172
Accounts payable and accrued liabilities	761,016	762,157	457,737
Income taxes payable	129,834	153,996	102,808
Shareholder advances (note 9)	335,156	354,889	437,974
Current portion of long-term debt (note 7)	44,391	43,243	50,000
Current portion of capital lease obligation (note 8)	1,800,564	603,982	-
Accrued management bonus	2,000,000	-	-
Liability component of preferred shares (note 10)	999,998	999,998	999,998
	13,611,959	10,947,677	7,082,689
Long-term debt (note 7)	796,354	825,741	338,899
Capital lease obligations (note 8)	1,736,389	954,804	-
Future income taxes (note 11)	972,116	899,340	779,539
	17,116,818	13,627,562	8,201,127
Shareholders' Equity			
Share capital (note 10)	161,077	161,077	161,077
Retained earnings	6,498,242	6,119,556	5,001,015
	6,659,319	6,280,633	5,162,092
	23,776,137	19,908,195	13,363,219

Basis of presentation (note 1)
Contingency (note 13)

Approved on behalf of Petrowest Energy Services Trust by Petrowest Energy Services General Partner Ltd., as Administrator:

(signed) "*Ken Drysdale*"
Director

(signed) "*D. Hugh Gillard*"
Director

Northern Tractor Sales and Rental

Combined Statements of Earnings and Retained Earnings

	Three months ended March 31,		Six months ended March 31		Years ended September 30,		
	2006 $ (Unaudited)	2005 $ (Unaudited)	2006 $ (Unaudited)	2005 $ (Unaudited)	2005 $	2004 $	2003 $
Revenue from rentals	2,075,248	1,193,439	4,288,338	2,895,186	5,983,777	5,037,760	4,915,040
Gain on disposal of rental equipment	515,644	160,069	814,227	261,160	448,991	327,963	293,838
	2,590,892	1,353,508	5,102,565	3,156,346	6,432,768	5,365,723	5,208,878
Direct expenses							
Operating and administrative	637,121	439,256	1,288,423	793,072	2,470,359	2,214,124	2,103,708
Amortization	563,546	425,595	1,130,507	837,242	1,859,736	1,736,118	1,626,524
Interest – current	106,268	-	106,268	-	293,516	231,094	15,846
Interest on long-term debt and capital lease obligation	33,136	70,902	168,116	127,050	36,571	20,162	203,715
Management bonus	1,000,000	171,825	2,000,000	331,869	456,500	217,000	379,500
	2,340,121	1,107,578	4,693,314	2,089,233	5,116,682	4,418,498	4,329,293
	250,771	245,930	409,251	1,067,113	1,316,086	947,225	879,585
Other revenue (expense)							
Interest income	27,048	5,063	42,211	11,508	22,645	4,695	55,566
Write down of investments	-	-	-	-	-	-	(100,206)
Earnings before income taxes	277,819	250,993	451,462	1,078,621	1,338,731	951,920	834,945
Income tax expense (note 11)	44,784	40,661	72,776	174,737	220,190	167,611	146,583
Net earnings for the period	233,035	210,332	378,686	903,884	1,118,541	784,309	688,362
Retained earnings – Beginning of period	6,265,207	5,694,567	6,119,556	5,001,015	5,001,015	5,105,006	4,416,644
Dividends	-	-	-	-	-	(888,300)	-
Retained earnings – End of period	6,498,242	5,904,899	6,498,242	5,904,899	6,119,556	5,001,015	5,105,006

Basis of presentation (note 1)

Northern Tractor Sales and Rental

Combined Statements of Cash Flows

	Three months ended March 31,		Six months ended March 31,		Years ended September 30,		
	2006	2005	2006	2005	2005	2004	2003
	$	$	$	$	$	$	$
	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)			
Cash provided by (used in)							
Operating activities							
Net earnings for the period	233,035	210,332	378,686	903,884	1,118,541	784,309	688,362
Items not affecting cash							
Amortization	563,546	425,595	1,130,507	837,242	1,859,736	1,736,118	1,626,524
Write-down of investments	-	-	-	-	-	-	100,206
Gain on disposal of rental equipment	(515,644)	(160,069)	(814,227)	(261,160)	(448,991)	(327,963)	(293,838)
Future income taxes	44,784	25,931	72,776	162,109	119,801	19,197	140,398
	325,721	501,789	767,742	1,642,075	2,649,087	2,211,661	2,261,652
Changes in working capital							
Accounts receivable	(413,183)	(149,638)	(734,996)	(353,919)	(281,844)	75,639	(195,092)
Prepaid expenses and deposits	-	3,677	-	(8,580)	(16,437)	62,501	(27,301)
Inventory	-	-	-	-	(52,000)	-	-
Accounts payable and accrued liabilities	143,121	(92,484)	(1,141)	(65,507)	304,420	(256,644)	449,411
Income taxes payable	(24,039)	73,565	(24,162)	(36,892)	51,188	123,256	17,772
Accrued management bonus	1,000,000	-	2,000,000	-	-	-	-
	1,036,620	336,909	2,007,443	1,177,177	2,654,414	2,216,413	2,506,442
Financing activities							
Proceeds from long-term debt	-	-	-	-	875,700	600,000	-
Repayments of long-term debt	(17,639)	(8,044)	(28,239)	(14,492)	(395,615)	(211,101)	(3,482)
Repayment of capital lease obligations	(791,538)	-	(992,854)	-	(527,500)	-	-
Advances from shareholder	-	-	(19,733)	-	-	437,974	-
Repayment of advances from shareholder	(13,385)	(29,163)	-	(69,993)	(83,085)	-	(781,877)
Dividends paid	-	-	-	-	-	(888,300)	-
Bank indebtedness	(308,966)	1,218,545	(488,412)	616,328	2,995,240	(13,632)	808,318
Due to related company	1,049,303	(286,550)	1,056,759	(986,550)	(1,557,608)	(1,330,000)	(550,000)
	(82,225)	894,788	(472,479)	(454,707)	1,307,132	(1,405,059)	(527,041)
Investing activities							
Purchases of property and equipment	(1,772,729)	(1,369,198)	(1,772,729)	(1,455,709)	(5,679,840)	(2,154,030)	(4,370,601)
Proceeds on disposal of property and equipment	691,100	367,400	2,336,972	808,600	1,637,591	1,924,459	2,391,200
Investment proceeds	103	-	103	-	99	-	-
	(1,081,526)	(1,001,798)	564,346	(647,109)	(4,042,150)	(229,571)	(1,979,401)
Increase (decrease) in cash	(127,131)	229,899	2,099,310	75,361	(80,604)	581,783	-
Cash – Beginning of period	2,727,620	427,245	501,179	581,783	581,783	-	-
Cash – End of period	2,600,489	657,144	2,600,489	657,144	501,179	581,783	-
Supplementary information							
Interest paid	136,916	57,361	142,165	72,749	322,092	257,735	214,046
Income taxes paid (recovered)	24,039	(26,700)	24,059	49,519	49,520	25,159	(11,587)
Non-cash transactions							
Property and equipment purchased through capital lease	-	-	2,810,338	-	1,949,800	-	-

1 Nature of business

Fitzpatrick Co. Ltd. and Northern Tractor Sales & Rental Co. Ltd. (collectively the "Company" and "Northern Tractor Sales and Rental") are privately owned and were incorporated under the Business Corporations Act of the Province of Alberta. The Company provides heavy equipment rentals in northern Alberta and north eastern British Columbia. These financial statements are prepared on a combined basis as they are under common control and managed by a common owner. The combined balances are presented after elimination of intercompany transactions and balances.

These combined financial statements are prepared on a going concern basis, which assumes that the Company will be able to realize its assets and discharge its liabilities in the normal course of business for the foreseeable future. The Company expects to continue normal operations with continued shareholder support and assuming the bank indebtedness not being demanded by the lender, the company receiving future financing. The lender demanding repayment may result in the Company selling property and equipment to settle the debt, which would alter current operations. The lender has not presently indicated any intention to demand repayment. The outcome of these events is uncertain at this time. These combined financial statements do not include any adjustments to the amounts and classification of assets and liabilities that may be necessary should the Company be unable to continue as a going concern. These adjustments may be material.

The Company's business is considered to have some seasonality, with peak levels generally in the first and fourth calendar year quarters.

2 Summary of significant accounting policies

The combined financial statements are stated in Canadian dollars and have been prepared in accordance with Canadian generally accepted accounting principles.

Inventory

Parts inventory is valued at the lower of cost and net realizable value. Cost is determined by the first-in first-out method.

Investments

Investments are portfolio investments recorded at cost, less any provisions for other than temporary impairment.

Property and equipment

Property and equipment are initially recorded at cost. Amortization is provided using methods and rates intended to amortize the cost of the assets over their estimated useful lives.

Buildings	4-5%	declining balance
Automotive	30%	declining balance
Contractors moveable rental equipment	8 years	straight-line
Equipment	20%	declining balance
Fences	10%	declining balance
Furniture and fixtures	20%	declining balance
Leasehold improvements	5 years	straight-line

Management assesses the carrying amount of property and equipment for impairment when facts and circumstances indicate a potential impairment. If it is determined that the estimated net recoverable amount is less than the net carrying amount, a writedown to the asset's fair value is recognized during the period.

Future income taxes

The Company uses the liability method of tax allocation in accounting for income taxes. Under this method, future tax assets and liabilities are determined based on temporary differences between the financial reporting and tax bases of assets and liabilities, and are measured using the substantively enacted tax rates and laws that will be effect when the temporary differences are expected to reverse.

Measurement uncertainty

The preparation of combined financial statements in conformity with Canadian generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amount of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the combined financial statements and the reported amounts of revenues and expenses during the period. Such estimates include providing amortization of property and equipment and recoverability of accounts receivable. Actual results could differ from these estimates.

Revenue recognition

Merchandise is rented to customers pursuant to rental agreements, which provide for weekly or monthly rental terms with non-refundable rental payments. The rental agreements may be terminated at any time by the customer without further obligation or cost upon return of the merchandise. Revenue from rental agreements is recognized over the rental period as services are provided.

3 Property and equipment

			March 31, 2006
	Cost $	Accumulated amortization $	Net $ (Unaudited)
Land	430,073	-	430,073
Buildings	700,702	212,491	488,211
Automotive	728,018	508,437	219,581
Contractors moveable rental equipment	19,306,383	3,698,450	15,607,933
Equipment	60,172	19,579	40,593
Fences	44,791	25,100	19,691
Furniture and fixtures	21,125	12,242	8,883
Leasehold improvements	58,589	11,718	46,871
	21,349,853	4,488,017	16,861,836

			September 30, 2005
	Cost $	Accumulated amortization $	Net $
Land	430,073	-	430,073
Buildings	700,702	202,295	498,407
Automotive	728,018	469,688	258,330
Contractors moveable rental equipment	18,151,917	4,688,696	13,463,221
Equipment	53,422	15,443	37,979
Fences	44,791	24,063	20,728
Furniture and fixtures	21,125	11,255	9,870
Leasehold improvements	58,589	5,859	52,730
	20,188,637	5,417,299	14,771,338

	September 30, 2004		
	Cost $	Accumulated amortization $	Net $
Land	430,073	-	430,073
Buildings	700,702	181,027	519,675
Automotive	493,123	358,974	134,149
Contractors moveable rental equipment	13,627,845	4,695,735	8,932,110
Equipment	13,330	5,946	7,384
Fences	44,791	21,760	23,031
Furniture and fixtures	15,913	8,787	7,126
	15,325,777	5,272,229	10,053,548

Capital leases

Included in property and equipment as at March 31, 2006 are assets under capital leases with a cost of $2,810,338 (unaudited) (September 30, 2005 $1,949,800) and accumulated amortization of $130,867 (unaudited) (September 30, 2005 – $38,996). No capital leases existed as at September 30, 2004.

4 Investments

Investments in other companies are as follows:

	March 31,	September 30,	
	2006 $ (Unaudited)	2005 $	2004 $
UFA Co-op – patronage equity	19,644	19,747	19,846
Canadian Heli Drilling Inc. – non-voting shares	100	100	100
	19,744	19,847	19,946

5 Due from related party

The Company is related through common ownership. The amount is unsecured, bears no interest and has no fixed terms of repayment.

6 Bank indebtedness

Bank indebtedness includes a demand bank loan facility, bearing interest at prime plus 0.50% with minimum interest payments payable, and $150,000 monthly instalments. Security is provided by a general security agreement, a collateral mortgage in the amount of $500,000, guarantee and postponement of claim in the amount of $400,000 signed by the shareholder, and a guarantee and postponement of claim in the amount of $500,000 signed by Northern Tractor Sales & Rentals Co. Ltd.

The demand loan is limited to 75% (2004 – 60%) of the net book value of saleable assets up to $10,000,000. Any and all overdue payments are subject to interest at prime plus 5% per annum.

7 Long-term debt

	March 31,	September 30,	
	2006 $ (Unaudited)	2005 $	2004 $
Mortgage payable, repayable in monthly instalments of $5,550, including interest at prime plus 0.5%, security is provided by a general security agreement covering all present and after acquired property, $400,000 guarantee and postponement of claim of the shareholder, and $500,000 mortgage on specific land with a net book value of $430,073.	-	-	388,899
Mortgage payable, repayable in monthly instalments of $7,319, including interest at prime plus 1.0%, security is provided by a registered first mortgage on specific land with a net book value of $430,073, a guarantee and postponement of claim by the shareholder of $437,850 and matures July 2010.	840,745	868,984	-
	840,745	868,984	388,899
Less: Current portion	(44,391)	(43,243)	(50,000)
	796,354	825,741	338,899

Principal repayments on long-term debt as at September 30, 2005 are estimated as follows:

	$
2006	43,243
2007	45,569
2008	48,019
2009	50,602
2010	681,551
	868,984

8 Capital lease obligations

	March 31,	September 30,	
	2006	2005	2004
	$	$	$
	(Unaudited)		
Capital lease obligations, repayable in combined monthly instalments of $49,713, including interest at 1.25%, security is provided by specific contractor's moveable equipment with a combined net book value of $1,910,804 and matures at various dates to September 2008.	3,536,953	1,558,786	-
Less: Current portion	(1,800,564)	(603,982)	-
	1,736,389	954,804	-

Principal repayments on capital leases as at September 30, 2005 are estimated as follows:

	$
2006	619,883
2007	602,829
2008	386,441
	1,609,153
Less: Imputed interest	(50,367)
	1,558,786

9 Shareholder advances

Amounts owing to the shareholder are unsecured, non-interest bearing and due on demand.

10 Share capital

Fitzpatrick Co. Ltd.

Authorized

Unlimited number of Class A, voting, common shares
Unlimited number of Class B, non-voting, common shares
Unlimited number of Class C, preferred shares voting, redeemable by the Company, retractable by the holder
Unlimited number of Class D, preferred shares, non-voting, redeemable by the Company, retractable by the holder

Issued

	Number of shares	Aggregate redemption $	March 31, 2006 $ (Unaudited)	September 30, 2005 $	September 30, 2004 $
940 Class A common shares	940	-	160,975	160,975	160,975
1,000 Class D preferred shares	1,000	999,998	2	2	2
	1,940	999,998	160,977	160,977	160,977

These preferred shares are retractable at the option of the holder for $999,998 and are therefore classified as a liability.

Northern Tractor Sales and Rental Co. Ltd.

Authorized
Unlimited number of Class A and B voting common shares
Unlimited number of Class C and D non-cumulative, non-voting preferred shares
Unlimited number of Class E non-cumulative, non-voting redeemable preferred shares

Issued

	March 31, 2006 $ (Unaudited)	September 30, 2005 $	September 30, 2004 $
Class A common shares	100	100	100

11 Income taxes

The income tax provision recorded differs from the income tax obtained by applying the statutory income tax rates to the income for the year and is reconciled as follows:

	Three months ended March 31, 2006 $ (Unaudited)	Three months ended March 31, 2005 $ (Unaudited)	Six months ended March 31, 2006 $ (Unaudited)	Six months ended March 31, 2005 $ (Unaudited)	Years ended September 30, 2005 $	Years ended September 30, 2004 $	Years ended September 30, 2003 $
Earnings before income taxes	277,819	250,993	451,462	1,078,621	1,338,731	951,920	834,945
Combined statutory rates	16.12%	16.20%	16.12%	16.20%	16.12%	16.70%	17.41%
Calculated expected income taxes	44,784	40,661	72,776	174,737	215,803	158,971	145,364
Increase (decrease)							
Non-deductible expenses	-	-	-	-	916	1,500	1,420
Other	-	-	-	-	3,471	7,140	(201)
	44,784	40,661	72,776	174,737	220,190	167,611	146,583

	Three months ended March 31,		Six months ended March 31,		Years ended September 30,		
	2006 $ (Unaudited)	2005 $ (Unaudited)	2006 $ (Unaudited)	2005 $ (Unaudited)	2005 $	2004 $	2003 $
Represented by							
Current tax provision	-	14,730	-	12,628	100,389	148,414	6,185
Future tax provision	44,784	25,931	72,776	162,109	119,801	19,197	140,398
	44,784	40,661	72,776	174,737	220,190	167,611	146,583

The component of future income tax liability is as follows:

	March 31,	September 30,	
	2006 $ (Unaudited)	2005 $	2004 $
Carrying value of buildings and equipment in excess of tax basis	972,116	899,340	779,539

12 Financial instruments

Fair value

The carrying value of cash, accounts receivable, bank indebtedness, accounts payable and accrued liabilities and accrued management remuneration approximate their fair value due to the relatively short term to maturity of the instruments and interest rates attached to the instruments. The fair value of the shareholder advances is not practicably determinable.

The fair value of long-term debt and capital lease obligations approximates carrying values as the interest rates approximate market rates.

Credit risk

The Company is exposed to credit risk on the accounts receivable from its customers. In order to reduce its credit risk, the Company has adopted credit policies which include an analysis of the financial position of its customers and the regular review of their credit limits.

During the six-months ended March 31, 2006 23% (unaudited) (March 31, 2005 – 15% (unaudited)); and the year ended September 30 2005 23%, (September 30, 2004 – 38%) of the Company's sales were to three customers. As at March 31, 2006 48% (unaudited) (September 30, 2005 – 33%; 2004 – 38%) of the accounts receivable of the Company were from three customers.

Interest rate risk

The Company is exposed to interest rate price risk in respect of the long-term debt which bears fixed and floating rates of interest.

13 Contingency

The Company has been named as defendant in a lawsuit on behalf of a former employee seeking to recover damages allegedly sustained as a result of a dispute over the employment contract. This lawsuit remains at an early stage, and as litigation is subject to many uncertainties, it is not possible to predict the ultimate outcome of this lawsuit or to estimate the loss, if any, which may result. In the opinion of management, based on the advice and information provided by its legal counsel, final determination of these other litigations will not materially affect the Company's financial position or results of operations.

14 Segmented information

In the opinion of management, the Company has only one business segment, which is the business of heavy equipment rentals and sales.

15 Subsequent event

Initial public offering

On __________, Petrowest Energy Services Trust (the "Trust") filed a prospectus relating to the initial public offering of up to • million trust units for $10 per unit (the "Offering"). Costs of the Offering are estimated to be $2.7 million and fees payable to the agents are estimated to be $ •, resulting in net proceeds of $ • million.

The Trust, through a subsidiary, will acquire 100% of the shares of the Company and all outstanding shareholder loans for $9,498,995 and 1,424,848 Trust units at a deemed price of $10 per unit. The cash payment will be adjusted post-closing for changes in working capital, long-term debt and shareholder loans to the date of closing.

SCHEDULE "C"
RECONCILIATION OF NET EARNINGS TO EBITDA AND ADJUSTED EBITDA

Management believes that EBITDA and Adjusted EBITDA are useful measures in evaluating the performance of the Acquired Companies and/or the Trust and in determining whether to invest in the Trust Units. However, EBITDA and Adjusted EBITDA are not recognized earnings measures under GAAP and do not have standardized meanings prescribed by GAAP. Therefore, EBITDA and Adjusted EBITDA may not be comparable to similarly titled measures presented by other issuers.

Investors are cautioned that EBITDA and Adjusted EBITDA should not be construed as an alternative to net income or loss determined in accordance with GAAP as indicators of the Acquired Companies' or the Trust's performance or cash flows from operating, investing and financing activities as measures of liquidity and cash flows. The Acquired Companies define and have computed EBITDA and Adjusted EBITDA as described under "Non-GAAP Measures". The following tables reconcile EBITDA and Adjusted EBITDA to net earnings (loss) for each of the Acquired Companies based on the historical financial information of the Acquired Companies. The historical financial information used for this purpose was, in respect of D&D Well Services, Murtron Hauling and Neuwest Equipment Rentals, the audited combined income statements for the twelve-month periods ended December 31, 2005, October 31, 2005, October 31, 2005, respectively, and in respect of Wales Contractors, Roy Larson Construction, Gordon Bros. Construction, R Bee Crushing, S.O.S. Oilfield Safety and Northern Tractor the unaudited income statements for the twelve-month periods ended November 30, 2005, November 30, 2005, December 31, 2005, October 31, 2005, November 30, 2005 and December 31, 2005, respectively, constructed for the purpose of preparing the unaudited Pro-forma Consolidated Statement of Income of the Trust for the twelve-month period ended December 31, 2005. See "Selected Pro Forma Consolidated Financial Information".

Wales Contractors

($ 000's)	12-month period ended November 30, 2005[1]
Adjusted EBITDA[2]	**6,047**
Management Bonus	(3,393)
EBITDA[2]	**2,654**
Amortization	(2,248)
Interest – net	(117)
Income taxes	(22)
Net earnings (loss)	**267**

Roy Larson Construction

($ 000's)	12-month period ended November 30, 2005[1]
Adjusted EBITDA[2]	**6,098**
Management Bonus	(2,394)
EBITDA[2]	3,704
Amortization	(2,520)
Interest – net	(246)
Income taxes	(142)
Net earnings (loss)	796

Gordon Bros. Construction

($ 000's)	12-month period ended December 31, 2005[1]
Adjusted EBITDA[2]	**2,692**
Management Bonus	(765)
EBITDA[2]	**1,927**
Amortization	(1,218)
Interest –total	(97)
Income taxes	(99)
Net earnings (loss)	**513**

D&D Well Services

($ 000's)	12-month period ended December 31, 2005[1]
Adjusted EBITDA[2]	**11,129**
Management Bonus	(7,425)
EBITDA[2]	**3,704**
Amortization	(1,964)
Interest – net	(206)
Income taxes	(325)
Net earnings (loss)	**1,209**

Murtron Hauling

($ 000's)	12-month period ended October 31, 2005[1]
Adjusted EBITDA[2]	**2,289**
Management Bonus	(910)
EBITDA[2]	**1,379**
Amortization	(883)
Interest – net	(41)
Income taxes	(70)
Net earnings (loss)	**385**

R Bee Crushing

($ 000's)	12-month period ended October 31, 2005[1]
Adjusted EBITDA[2]	**7,621**
Management Bonus	(1,912)
EBITDA[2]	**5,709**
Amortization	(3,701)
Interest – net	(481)
Income taxes	(299)
Net earnings (loss)	**1,228**

S.O.S. Oilfield Safety

($ 000's)	12-month period ended November 30, 2005[1]
Adjusted EBITDA[2]	**1,664**
Management Bonus	(1,060)
EBITDA[2]	**604**
Amortization	(175)
Interest – net	(11)
Income taxes	(78)
Net earnings (loss)	**340**

Northern Tractor

($ 000's)	12-month period ended December 31, 2005[1]
Adjusted EBITDA[2]	**4,374**
Management Bonus	(1,296)
EBITDA[2]	**3,078**
Amortization	(2,015)
Interest – net	(377)
Income taxes	(114)
Net earnings (loss)	**572**

Neuwest Equipment Rentals

($ 000's)	12-month period ended October 31, 2005[1]
Adjusted EBITDA[2]	**825**
Management Bonus	(375)
EBITDA[2]	**450**
Amortization	(203)
Interest – net	7
Income taxes	(34)
Net earnings (loss)	**220**

Notes:

(1) The financial year-ends of the Acquired Companies are as follows: Wales Contractors – August 31, Roy Larson Construction – May 31, Gordon Bros. Construction – September 30, D&D Well Services – December 31, Murtron Hauling – October 31, R Bee Crushing – April 30, S.O.S. Oilfield Safety – August 31, Northern Tractor – September 30 and Neuwest Equipment Rentals – October 31. The information presented was derived from, in respect of D&D Well Services, Murtron Hauling and Neuwest Equipment Rentals, the audited combined income statements for the twelve-month periods ended December 31, 2005, October 31, 2005, October 31, 2005, respectively, and in respect of Wales Contractors, Roy Larson Construction, Gordon Bros. Construction, R Bee Crushing, S.O.S. Oilfield Safety and Northern Tractor, the unaudited income statements for the twelve-month periods ended November 30, 2005, November 30, 2005, December 31, 2005, October 31, 2005, November 30, 2005 and December 31, 2005, respectively, constructed for the purpose of preparing the unaudited pro forma consolidated statement of income of the Trust for the twelve-month period ended December 31, 2005. See "Selected Pro Forma Consolidated Financial Information".

(2) See "Non-GAAP Measures".

CERTIFICATE OF THE TRUST

Dated: July 6, 2006

The foregoing constitutes full, true and plain disclosure of all material facts relating to the securities offered by this prospectus as required by Part 9 of the *Securities Act* (British Columbia), by Part 9 of the *Securities Act* (Alberta), by Part XI of *The Securities Act, 1988* (Saskatchewan), by Part VII of *The Securities Act* (Manitoba) and by Part XV of the *Securities Act* (Ontario).

PETROWEST ENERGY SERVICES TRUST
BY: PETROWEST ENERGY SERVICES GENERAL PARTNER LTD.

"*Kenneth N. Drysdale*" President and Chief Executive Officer	"*John B. Paul*" Chief Financial Officer

On behalf of the Board of Directors

"*D. Hugh Gillard*" Director	"*Gerald A. Romanzin*" Director

Promoters

"*Gary Sweetman*"	"*Kenneth N. Drysdale*"

CERTIFICATE OF THE UNDERWRITERS

Dated: July 6, 2006

To the best of our knowledge, information and belief, the foregoing constitutes full, true and plain disclosure of all material facts relating to the securities offered by this prospectus as required by Part 9 of the *Securities Act* (British Columbia), by Part 9 of the *Securities Act* (Alberta), by Part XI of *The Securities Act, 1988* (Saskatchewan), by Part VII of *The Securities Act* (Manitoba) and by Part XV of the *Securities Act* (Ontario).

WESTWIND PARTNERS INC.	**SPROTT SECURITIES INC.**
"J. Alexander Wylie"	*"Brian K. Petersen"*



**IN THE MATTER OF NATIONAL POLICY 43-201
MUTUAL RELIANCE REVIEW SYSTEM FOR
PROSPECTUSES AND ANNUAL INFORMATION FORMS**

AND

IN THE MATTER OF

PETROWEST ENERGY SERVICES TRUST

DECISION DOCUMENT

This preliminary mutual reliance review system decision document evidences that preliminary receipts of the regulators in each of Alberta, British Columbia, Saskatchewan, Manitoba and Ontario have been issued for a preliminary Long Form Prospectus of the above issuer dated July 6, 2006.

DATED at Calgary, Alberta this July 7, 2006

"Agnes Lau"

Agnes Lau
Associate Director, Corporate Finance

Note:
The issuance of this decision document is not to be construed as meaning that the adequacy of the preliminary materials has been established. The materials are being reviewed and initial comments will be furnished to you as soon as possible.

SEDAR Project # 00962179

TABLE OF CONTENTS


2007 SEP 14 A 5:20

Tabs

1. Annual Information Form for the year ended December 31, 2006.

2. Audited Annual Consolidated Financial Statements and accompanying Management's Discussion & Analysis for the year ended December 31, 2006, accompanying Chief Executive Officer and Chief Financial Officer Certifications and related materials.

3. Interim Financial Statements for the periods ended September 30, 2006, March 31, 2007 and June 30, 2007 and accompanying Management's Discussion & Analysis and accompanying Chief Executive Officer and Chief Financial Officer Certifications.

4. Notice of Annual Meeting of the Unitholders and Proxy relating to the May 31, 2007 meeting and ancillary related materials (including voting results).

5. News Releases dated July 31, 2006, August 28, 2006, September 7, 2006, October 18, 2006, October 18, 2006, November 14, 2006, November 17, 2006, December 18, 2006, January 19, 2007, February 13, 2007, March 19, 2007, March 22, 2007, April 18, 2007, May 2, 2007, May 9, 2007, May 22, 2007, May 23, 2007, June 21, 2007, July 19, 2007 July 30, 2007, August 14, 2007 and August 20, 2007.

6. Material Change Reports dated September 29, 2006 regarding the Trust's completion of its initial public offering of 14,000,000 trust units at $10.00 per unit, amounting to gross proceeds of $140 million and May 25, 2007 regarding the Trust's acquisition of five private road construction, gravel crushing and log hauling businesses for an aggregate purchase price of $50.4 million in cash and the issuance of 4,351,622 units of Petrowest.

7. Deed of Trust of the Trust dated July 6, 2006 between Valiant Trust Company, Bradley D. Markel and Petrowest Energy Services General Partner Ltd.

8. Deed of Trust of Petrowest Energy Services Business Trust dated August 29, 2006 between Petrowest Energy Services Trustee Ltd., the Trust and Petrowest Energy Services General Partner Ltd.

9. Administration Agreement dated July 6, 2006 by and between the Trust and Petrowest Energy Services General Partner Ltd.

10. Preliminary Prospectus dated July 6, 2006 and related filings.

11. Amended and Restated Preliminary Prospectus dated July 28, 2006 and related filings.

12. Prospectus dated August 28, 2006 and related filings.

13. Underwriting Agreement dated August 28, 2006 among the Trust, Petrowest Energy Services General Partner Ltd., Kenneth N. Drysdale and Gary Sweetman.

14. Share Purchase Agreement dated May 23, 2006 among Petrowest Services Ltd., 1241145 Alberta Ltd., 1241140 Alberta Ltd., 310423 Alberta Ltd. and Wales Contractors Ltd.

15. Share Purchase Agreement dated May 23, 2006 among Petrowest Services Ltd., 1243654 Alberta Ltd., Ted Moug and Safetymaster Rentals Corporation.

16. Share Purchase Agreement dated May 23, 2006 among Petrowest Services Ltd., 1243545 Alberta Ltd., Dan Fitzpatrick, Fitzpatrick Co. Ltd., and Northern Tractor Sales and Rentals Co. Ltd.

17. Share Purchase Agreement dated May 23, 2006 among Petrowest Services Ltd., Gary Sweetman, Ken Drysdale and Neuwest Equipment Rentals Inc.

18. Share Purchase Agreement dated May 23, 2006 among Petrowest Services Ltd., 1243546 Alberta Ltd., 1243548 Alberta Ltd., Murray Head, Murtron Hauling Ltd., and 815431 Alberta Ltd.

19. Share Purchase Agreement dated May 23, 2006 among Petrowest Services Ltd., 1243537 Alberta Ltd., Roy Larson, Georgie Larson and Roy Larson Construction Ltd.

20. Share Purchase Agreement dated May 23, 2006 among Petrowest Services Ltd., 1243530 Alberta Ltd., Robert Gordon, 332691 Alberta Ltd. and Gordon Bros. Construction Ltd.

21. Share Purchase Agreement dated May 23, 2006 among Petrowest Services Ltd., 1243524 Alberta Ltd., Dennis Geherman, Donna Geherman, Rudy Geherman, Darcy Geherman, 404434 Alberta Corporation, 756169 Alberta Corporation and 756171 Alberta Corporation.

22. Share Purchase Agreement dated May 23, 2006 among Petrowest Services Ltd., 1243539 Alberta Ltd., 1243988 Alberta Ltd., Jake Jay Holdings Ltd., Bernard Reed, Janet Fisher, R Bee Crushing Ltd., Dal Finn Holdings Ltd. and Bernet Ventures Ltd.

23. Share Purchase Agreement dated May 1, 2007 among Petrowest Energy Services Trust, Petrowest Services Ltd., Richard Quigley, Lisa Quigley, Jana Leslie, 490721 B.C. Ltd., 1311563 Alberta Ltd., Quigley Contracting Ltd., 529805 B.C. Ltd. and LMQ Enterprises Ltd.

24. Share Purchase Agreement dated May 1, 2007 among Petrowest Energy Services Trust, Petrowest Services Ltd., Rick Serhan, Lori Serhan, 1300844 Alberta Ltd., and Rick's Mechanical Services Ltd.

25. Share Purchase Agreement dated May 1, 2007 among Petrowest Energy Services Trust, Petrowest Services Ltd., Dave Hall, 506221 Alberta Ltd., and Tri-Dave Gravel Sales Ltd.

26. Share Purchase Agreement dated May 1, 2007 among Petrowest Energy Services Trust, Petrowest Services Ltd., Ray Wardill, Patrick Garrett, Pat Garrett Family Trust, Cutbank Transport Ltd. and Cutbank Trucking Ltd.

27. Share Purchase Agreement dated May 1, 2007 among Petrowest Energy Services Trust, Petrowest Services Ltd., Jim Moffatt, Lois Moffatt, 1312372 Alberta Ltd., Jim Moffatt Construction Ltd. and 921639 Alberta Ltd.

28. Unanimous Shareholder Agreement dated August 29, 2006 among Petrowest Energy Services General Partner Ltd., the Trust, Petrowest Energy Services Business Trust and Petrowest Energy Services Trustee Ltd.

29. Petrowest Transportation LP - Limited Partnership Agreement dated August 29, 2006 among Petrowest Energy Services General Partner Ltd., Petrowest Business Trust and Petrowest Services Ltd.

30. Petrowest Services Rentals LP - Limited Partnership Agreement dated August 29, 2006 among Petrowest Energy Services General Partner Ltd., Petrowest Business Trust and Petrowest Services Ltd.

31. Petrowest Civil Services LP - Limited Partnership Agreement dated August 29, 2006 among Petrowest Energy Services General Partner Ltd., Petrowest Business Trust and Petrowest Services Ltd.

32. Petrowest Construction LP - Limited Partnership Agreement dated August 29, 2006 among Petrowest Energy Services General Partner Ltd., Petrowest Business Trust and Petrowest Services Ltd.

33. Note Indenture dated August 29, 2006 between Petrowest Energy Services Business Trust and Valiant Trust Company.

34. Escrow Agreement dated September 7, 2006.

35. Credit Agreement dated November 8, 2006 among Petrowest Energy Services General Partner Ltd.; Petrowest Construction LP, Petrowest Transportation LP, Petrowest Civil Services LP, Petrowest Services Rentals LP, Petrowest Energy Services Trustee Ltd., Petrowest Services Ltd., Petrowest Energy Services Trust and Petrowest Energy Services Business Trust; The Tortonto-Dominion Bank, Alberta Treasury Branches, The Bank of Nova Scotia, and the banks, financial institutions and others from time to time parties hereto; and The Toronto-Dominion Bank (as Administration Agent for the Lenders).

36. Amended and Restated Credit Agreement dated May 18, 2007 among Petrowest Energy Services General Partner Ltd.; Petrowest Construction LP, Petrowest Transportation LP, Petrowest Civil Services LP, Petrowest Services Rentals LP, Petrowest Energy Services Trustee Ltd., Petrowest Services Ltd., Petrowest Energy Services Trust and Petrowest Energy Services Business Trust; The Toronto-Dominion Bank, Alberta Treasury Branches, The Bank of Nova Scotia and the banks, financial institutions and others from time to time parties hereto; The Toronto-Dominion Bank (as Lead Arranger and Bookmanager); and The Toronto-Dominion Bank (as Administration Agent for the Lenders).

37. Business Acquisition Report filed pursuant to Form 51-102F4 dated October 18, 2006 regarding the Trust's acquisition of nine oil and gas services businesses pursuant to share purchase agreements. The acquisition was completed on September 7, 2006.

38. Business Acquisition Report filed pursuant to Form 51-102F4 dated August 1, 2007 regarding the Trust's acquisition of five private construction and transportation businesses.

39. President's Letter to the Unitholders dated March 22, 2007 regarding the Trust's financial and operational results.

AMENDED AND RESTATED PRELIMINARY PROSPECTUS

Initial Public Offering July 28, 2006


Petrowest

PETROWEST ENERGY SERVICES TRUST



$ ●
● Trust Units

This prospectus qualifies the distribution of ● trust units (the "Trust Units") of Petrowest Energy Services Trust (the "Trust"). The Trust is an unincorporated, open-ended, limited purpose mutual fund trust established under and governed by the laws of the Province of Alberta.

The Trust intends to make monthly distributions of its available cash to holders of Units ("Unitholders"). The initial cash distribution, which will be for the period from Closing to ● , 2006, is expected to be paid on ● , 2006 to Unitholders of record on ● , 2006, and is estimated to be approximately $ ● in the aggregate, representing $ ● per Unit. As results of operations may vary, the distribution of cash is not assured. See "Summary of Distributable Cash".

The price of the Trust Units has been determined by negotiation between the Trust, Petrowest Energy Services General Partner Ltd. (the "General Partner") and Westwind Partners Inc. and Sprott Securities Inc. (together, the "Lead Underwriters"), Lightyear Capital Inc., Blackmont Capital Inc. and Dundee Securities Corporation (collectively with the Lead Underwriters, the "Underwriters"). Westwind Partners Inc., Westwind Partners (UK) Limited and Sprott Securities Inc. are financial advisors to Petrowest.

Price: $10.00 per Trust Unit

	Price to the Public	Underwriters' Fee	Net Proceeds to the Trust[1]
Per Trust Unit	$10.00	$0.60	$9.40
Total Offering	$ ●	$ ●	$ ●

Notes:

(1) After deducting the Underwriters' fee but before deducting the estimated expenses of this offering of $2 million, which expenses, together with the Underwriters' fee, will be paid from the proceeds of this offering.

(2) The Trust has granted to the Underwriters an option (the "Over-Allotment Option") to purchase up to an additional ● Trust Units on the same terms as set forth above, exercisable in whole or in part from time to time for a period of 30 days following the date of closing solely to cover over-allotments, if any. This prospectus also qualifies the distribution of these additional Trust Units. If the Over-Allotment Option is exercised in full, the price to the public, Underwriters' fee and net proceeds to the Trust (before deducting the expenses of this offering) will be $ ● , $ ● and $ ● , respectively. See "Plan of Distribution".

The Trust does not currently carry on any active business. Closing of this offering is conditional upon the satisfaction of the Acquisition Condition (as herein defined). An investment in these securities should be considered speculative due to the nature of Petrowest's (as herein defined) business and its present stage of development and is subject to a number of risks. There is currently no market through which the Trust Units may be sold and purchasers may not be able to resell the Trust Units purchased under this prospectus. An investment in Trust Units should only be made by persons who can afford a significant or total loss of their investment. See "Risk Factors".

The Underwriters, as principals, conditionally offer the Trust Units, subject to prior sale, if, as and when issued by the Trust and accepted by the Underwriters in accordance with the conditions contained in the Underwriting Agreement referred to under "Plan of Distribution" and subject to the approval of certain legal matters on behalf of the Trust and its subsidiaries by Bennett Jones LLP and on behalf of the Underwriters by Stikeman Elliott LLP. Subscriptions for Trust Units will be received subject to rejection or allotment in whole or in part and the right is reserved to close the subscription books at any time without notice. One or more certificates representing the Trust Units issued pursuant to this offering will be issued in registered form to The Canadian Depository for Securities Limited ("CDS") or its nominee and will be deposited with CDS on the date of the Closing, which is expected to occur on or about ● , 2006, but in any event not later than ● , 2006. A purchaser of Trust Units will receive only a customer confirmation from a registered dealer that is a CDS participant from or through which Trust Units are purchased.

Although the Trust intends to make distributions of its available cash to Unitholders, these cash distributions are not assured. The actual amount distributed will depend on numerous factors including the Trust's and its subsidiaries' financial performance, debt covenants and obligations, working capital requirements and future capital requirements. The market value of the Trust Units may deteriorate if the Trust is unable to meet its cash distribution targets in the future, and that deterioration may be material. The Trust does not have a stability rating. See "Risk Factors".

The after-tax return to Unitholders subject to Canadian federal income tax from an investment in Trust Units will depend, in part, on the composition for tax purposes of distributions paid by the Trust, portions of which may be fully taxable or constitute non-taxable returns of capital, which are not included in a Unitholder's income but which reduce the adjusted cost base of the Trust Units to the Unitholder. The composition for tax purposes of those distributions may change over time, thus affecting the after-tax return to Unitholders. The estimated portion of a subscriber's investment that initially will be taxed as a return on capital is 85% and the estimated portion that initially will be taxed as a return of capital is 15%. Returns on capital are generally taxed as ordinary income or as dividends in the hands of a Unitholder resident in Canada. Returns of capital are generally non-taxable to a Unitholder resident in Canada (but reduce the holder's adjusted cost base of the Trust Units for tax purposes). See "Canadian Federal Income Tax Considerations" and "Description of the Trust — Cash Distributions".

The Trust Units are not "deposits" within the meaning of the *Canada Deposit Insurance Corporation Act* (Canada) and are not insured under the provisions of that Act or any other legislation. Furthermore, the Trust is not a trust company and, accordingly, it is not registered under any trust and loan company legislation and it does not carry on or intend to carry on the business of a trust company.

Petrowest Energy Services Trust

Scope of Service Continuum



Petrowest
Petrowest
Pre-Drilling
Drilling
Completion
Post-Completion
Obtain surface rights
Logging & clearing
Build road
Transport equipment
Build lease
Rig mobilization
Pin A-frame & raise derrick
Safety Services
Rig demobil-ization
Final road construction
Recla-mation

Road and Lease Construction Division







Transportation and Hauling Division





Civil Services Division





H2S SAFETY
SUPERVISION

Heavy Equipment Rentals Division







VOLVO

TABLE OF CONTENTS

PROSPECTUS SUMMARY

The following is a summary of the principal features of this offering and should be read together with the more detailed information and financial data and statements contained elsewhere in this prospectus. Please refer to the Glossary for an explanation of certain terms used in this prospectus and in this summary.

On Closing of this offering, the Trust will be a business trust operating an energy services business through its indirect subsidiaries. Unitholders will hold Units of the Trust, which in turn will hold a 100% beneficial interest in the Petrowest Business Trust. The Petrowest Business Trust will, via the four Partnerships (corresponding with four business divisions), hold the assets of the businesses historically operated by the Acquired Companies. See "The Trust and its Subsidiaries".

Business of Petrowest

Petrowest will be a diversified oilfield services trust that will provide pre-drilling and post-completion services to the northern region of the WCSB. Petrowest will service the region via its head and operational office in Grande Prairie, Alberta and nine full-service locations throughout northern Alberta and British Columbia, each with a staging area, shop area, and sales and service personnel. Petrowest's corporate office will be in Calgary, Alberta.


High Level
Fort Nelson
Fort McMurray
Fort St. John
Peace River
Dawson Creek
Grande Prairie
BRITISH
COLUMBIA
ALBERTA
SASKATCHEWAN
Edmonton
Calgary
Office locations

Petrowest will acquire the Acquired Companies, which are all established, private Grande Prairie-based pre-drilling and post-completion service providers. The nine Acquired Companies are complementary to one another and will have the ability to provide clients with a full-range of services, cost competitive pricing, the capability to service large-scale contracts, and a modern and well-maintained equipment fleet. Petrowest intends to expand and improve on the aforementioned benefits as it executes its growth strategy of further integration, organic expansion, and complementary acquisitions.

Petrowest's business will be operated in four divisions corresponding to the four Partnerships as follows:

- **Road and Lease Construction Division** – will provide oilfield well site lease preparation, road construction, earth moving, reclamation, commercial projects and other lease construction services. The Road and Lease Construction Division will have four camps and approximately 90 pieces of major equipment (average age: four years) and 130 full-time employees (average industry experience: nine years);
- **Transportation and Hauling Division** – will provide general oilfield hauling, rig mobilization and demobilization, equipment transportation, log loading and hauling, gravel hauling, pipe hauling and other transportation services. The Transportation and Hauling Division will have approximately 80 pieces of major equipment (average age: five years) and 100 full-time employees (average industry experience: 10 years);
- **Civil Services Division** – will provide general rock and gravel crushing and oilfield safety services and rentals. The Civil Services Division will have approximately 120 pieces of major equipment (average age: five years) and 80 full-time employees (average industry experience: eight years); and

- **Heavy Equipment Rentals Division** – will provide oilfield and construction heavy equipment rentals. The Heavy Equipment Rentals Division will have approximately 60 pieces of major equipment (average age: three years) and 10 full-time employees (average industry experience: 15 years).

See "Business of Petrowest" and "Divisional Structure".

The following table illustrates selected historical financial performance of the Acquired Companies, organized by Petrowest's operating divisions, for the periods indicated.

	For the 12-month period ending October 31, November 30 or December 31, 2005[1]			
Company	**Revenue**	**Adjusted EBITDA[2][3]**	**Adjusted EBITDA Margin[2][3]**	**Years of Operation**
	($mm)	*($mm)*		
Road and Lease Construction Division				
Gordon Bros. Construction	$8.8	$2.7	30.7%	32
Roy Larson Construction	$20.4	$6.1	29.9%	20
Wales Contractors	$18.7	$6.0	32.1%	22
Total	**$47.9**	**$14.8**		
Average			**30.9%**	**25**
Transportation and Hauling Division				
D&D Well Services	$30.6	$11.1	36.3%	19
Murtron Hauling	$12.3	$2.3	18.7%	23
Total	**$42.9**	**$13.4**		
Average			**31.2%**	**21**
Civil Services Division				
R Bee Crushing	$23.6	$7.6	32.2%	20
S.O.S. Oilfield Safety	$5.0	$1.7	34.0%	9
Total	**$28.6**	**$9.3**		
Average			**32.5%**	**15**
Heavy Equipment Rentals Division				
Northern Tractor	$7.1	$4.4	62.0%	7
Neuwest Equipment Rentals	$2.1	$0.8	38.1%	5
Total	**$9.2**	**$5.2**		
Average			**56.5%**	**6**
TOTAL[4]	**$128.7**	**$42.7**		
AVERAGE			**33.2%**	**17**

Notes:

(1) The financial year-ends of the Acquired Companies are as follows: Wales Contractors – August 31, Roy Larson Construction – May 31, Gordon Bros. Construction – September 30, D&D Well Services – December 31, Murtron Hauling – October 31, R Bee Crushing – April 30, S.O.S. Oilfield Safety – August 31, Northern Tractor – September 30 and Neuwest Equipment Rentals – October 31. The information presented was derived from, in respect of D&D Well Services, Murtron Hauling and Neuwest Equipment Rentals, the audited combined income statements for the twelve-month periods ended December 31, 2005, October 31, 2005, October 31, 2005, respectively, and in respect of Wales Contractors, Roy Larson Construction, Gordon Bros. Construction, R Bee Crushing, S.O.S. Oilfield Safety and Northern Tractor, the unaudited income statements for the twelve-month periods ended November 30, 2005, November 30, 2005, December 31, 2005, October 31, 2005, November 30, 2005 and December 31, 2005, respectively, constructed for the purpose of preparing the unaudited pro forma consolidated statement of income of the Trust for the twelve-month period ended December 31, 2005. See "Selected Pro Forma Consolidated Financial Information".

(2) See Schedule "C" - "Reconciliation of Net Earnings to EBITDA and Adjusted EBITDA".

(3) See "Non-GAAP Measures".

(4) Totals may not add due to rounding.

Operational Strengths

Petrowest intends to become the leader in pre-drilling and post-completion services to the northern region of the WCSB. Petrowest intends to achieve this by capitalizing on the operational strengths of the Acquired Companies, which combined provide the following advantages:

- **Ability to Provide a "One-Stop-Shop" Service Approach** – As a result of the broad spectrum of energy services businesses which will comprise Petrowest, oil and gas clients will have access to a full range of pre-drilling and post-completion services. Industry trends suggest that oil and gas companies prefer to utilize a services company that can provide a full range of services as opposed to procuring the same services from a host of sources. Benefits to the client include reduced overhead costs, a reduction in invoicing and accounting procedures, reduced wait times for services and increased efficiency in procuring pre-drilling and post-completion services. This model allows clients to meet the shorter time frames demanded by an environment where it is becoming increasingly difficult to engage services in a timely manner due to the general robustness of the energy sector coupled with labour challenges.

- **Intra-Company Synergies** – Each operating division within Petrowest will possess the ability to provide services to other divisions to facilitate its customers' specific pre-drilling and post-completion needs. Petrowest's clients will benefit from Petrowest's cross-company utilization strategies that otherwise would be absent. For example, the Civil Services Division can take advantage of the Transportation and Hauling Division's ability to provide hauling needs resulting in increased utilization rates due to reduced down time.

- **Ability to Service Large Scale Contracts** -- Petrowest's combined divisions will be positioned to take advantage of larger contract jobs as a result of its increased capacity to provide a full range of pre-drilling and post-completion services at competitive rates and in geographic areas that are comparatively difficult to access for smaller service companies. In northern Alberta and British Columbia, where well site lease-building costs are much greater than at conventional locations with relatively easy year-round access, this advantage will become increasingly strategic.

- **Competitive Pricing** – Petrowest intends to provide its customers with high-quality services using competitive pricing in an environment where costs are becoming increasingly high. By offering clients a full range of pre-drilling and post-completion services, Petrowest will have the ability to meet customer price points with greater flexibility and customer satisfaction.

- **Quality Equipment Fleet** – With the acquisition of a fleet of equipment with an average age of approximately 4.5 years and an increased access to growth capital, Petrowest will utilize an equipment fleet that is new and well-maintained. This will result in greater safety standards and reduced down times due to equipment breakdowns. As a result, clients will benefit from greater reliability in the performance of Petrowest's full range of pre-drilling and post-completion services.

- **People** – The key operating and technical people that comprise the four divisions within Petrowest will represent a valuable and important component of Petrowest's operational strengths. Given the current labour shortages in western Canada combined with senior management attrition in the energy services industry generally, it is important to understand that the key managers of the Acquired Companies have been in place with the Acquired Companies for an average of 17 years. Additionally, the respective middle management and employees of the Acquired Companies are dedicated to their businesses and have proven their commitment and loyalty by their long-term employment tenures. Petrowest's human resource assets will be key in its overall profitability and customer satisfaction, both near and long term.

See "Business of Petrowest - Operational Strengths".

Strategy for Growth

Petrowest's strategy will be to develop a long-term business which delivers sustainable and increasing per Unit distributions by growing its Road and Lease Construction, Transportation and Hauling, Civil Services and Heavy Equipment Rentals divisions. Petrowest will achieve this by integrating the businesses conducted by the Acquired Companies and establishing Petrowest as the recognized pre-drilling and post-completion service provider to the northern region of the WCSB. Petrowest will consider expanding the number of businesses within the divisions and adding other businesses and divisions if acquisition candidates meet Petrowest's acquisition criteria. See "Strategy – Acquisitions."

Petrowest anticipates acquiring approximately $32 million of new equipment over the next twelve months. This expenditure will be funded by operating leases and $8.3 million of working capital. These expenditures will add equipment to each of Petrowest's divisions to allow for future growth. This equipment has been ordered and management anticipates that the majority of this equipment will be utilized by Petrowest later in the third quarter of 2006.

Petrowest intends to integrate the businesses conducted by the Acquired Companies and future acquisitions within the divisions. Petrowest intends to capitalize on the track records of the Acquired Companies with respect to commitment to customer service, operational efficiency, health and safety and financial return.

Petrowest will operate in the northern region of the WCSB, principally from Grande Prairie, Alberta. At the present time, Petrowest does not intend to expand operations into eastern Canada, the United States or internationally.

See "Business of Petrowest - Strategy".

Investment Opportunity

Petrowest intends to sustain and increase its cash flow and distributions through both organic growth and acquisitions of other energy services businesses that have similar characteristics to the Acquired Companies.

Management expects Petrowest to have the following notable attributes:

- ownership of established businesses that provide the full-range of pre-drilling and post-completion services to the northern region of the WCSB;
- alignment of management and Unitholder interests through the subordination of management's equity interest and structured escrow terms on the Units acquired by the founding Unitholders as well as structured escrow terms on the Trust Units acquired by the shareholders of each of the Acquired Companies. See "Escrowed and Subordinated Securities";
- strong balance sheet with financial flexibility to balance between internal growth and payout of distributions to investors;
- high historic profitability of the Acquired Companies with average Adjusted EBITDA margins over 30%;
- an initial monthly distribution of $• per Unit. See "Summary of Distributable Cash";
- well positioned to capitalize on robust industry activity levels and future northern development opportunities through internal growth and acquisition opportunities;
- modern and well-maintained major equipment with an average age of approximately 4.5 years, providing a solid, cost-effective foundation from which growth can occur;
- focused and experienced executive management team and board of directors;

- focused growth strategy through a combination of internal, organic growth coupled with strategic accretive acquisitions; and
- tax effective trust structure which will facilitate access to capital that can be used for investments in equipment and strategic acquisitions.

See "Business of Petrowest - Investment Opportunity".

Selected Pro Forma Financial Information

The following table presents a summary of the unaudited pro forma consolidated balance sheet of the Trust as at April 30, 2006, the unaudited pro forma consolidated statements of income of the Trust for the period ended December 31, 2005 and for the three months ended April 30, 2006. The unaudited pro forma consolidated balance sheet was prepared as if the Concurrent Acquisitions were completed by way of the payment of $103,284,052 in cash and the issuance of 12,765,094 Units, the subscription for 1,510,000 Subordinated Units was completed for proceeds of $4,530,000 ($1,510,000 in cash and $3,020,000 in notes receivable) and • Trust Units were issued pursuant to this offering on April 30, 2006. The unaudited pro forma consolidated statements of income for the period ended December 31, 2005 and the three month period ended April 30, 2006 were prepared as if such transactions had occurred on January 1, 2005.

The unaudited pro forma information should be read together with the unaudited pro forma consolidated financial statements and related notes of the Trust included in Schedule "B" of this prospectus.

	Period Ended April 30, 2006	Period Ended December 31, 2005
Income Statement Data		
Revenues	$ 48,254,434	$ 128,708,182
Expenses	$ 32,727,514	$ 87,283,767
Gain on disposal of property and equipment	$ 268,332	$ 1,314,585
Adjusted EBITDA[(1)]	$ 15,795,252	$ 42,739,000
Interest Expense (income)-net	$ (35,067)	$ 17,563
Amortization	$ 8,418,645	$ 32,374,714
Net Income	$ 7,411,674	$ 10,346,723
Balance Sheet Data		
Working Capital	$ •	
Investments	$ 86,785	
Cash surrender value of life insurance	$ 272,639	
Notes receivable and interest	$ 98,237	
Property and Equipment	$ 101,424,221	
Goodwill	$ 92,716,122	
Intangible Assets	$ 48,596,484	
Total Assets	$ •	
Long Term Debt	$ -	
Units	$ •	
Total Unitholders' Equity	$ •	

Note:

(1) See "Non-GAAP Measures" and Schedule "C" - "Reconciliation of Net Earnings to EBITDA and Adjusted EBITDA".

Acquisition Agreements

Acquisitionco has entered into the Purchase and Sale Agreements providing for the purchase by Acquisitionco of the Acquired Companies for an aggregate base purchase price of $230,934,992, subject to post-closing adjustments. This represents a value of approximately five times the sum of aggregate EBITDA plus management bonuses and non-recurring items for the twelve months ended December 31, 2005 of the Acquired Companies, plus an estimate of adjustments for working capital ($15.7 million), plus amounts paid for equipment after December 31, 2005 ($6.7 million), less an estimate of long-term debt ($23.5 million). Management's estimate of the sum of EBITDA plus management bonuses and non-recurring items of the Acquired Companies was based on financial statements reviewed by the Acquired Companies' independent accountants for the twelve-month period ended December 31, 2005. The aggregate base purchase price will be paid by $103,284,052 in cash and the issuance by the Trust of an aggregate of 12,765,094 Trust Units. Post-closing an audit of the working capital, shareholder loans and long term debt of each of the Acquired Companies as at the date of closing of the acquisition of the Acquired Companies will be performed. Subject to certain conditions, the results of this audit will be used to determine whether a positive or negative cash adjustment will be made to the aggregate base purchase price of the Acquired Companies. Petrowest will also retire term and capital lease debt associated with the Acquired Companies.

The Purchase and Sale Agreements contain representations and warranties in favour of Acquisitionco including representations and warranties respecting the Acquired Companies' corporate status, financial status, employees, assets, real property and the absence of environmental claims. Subject to certain limited exceptions, all representations, warranties and covenants contained in the Purchase and Sale Agreements on the part of each of the parties will survive the closing of the acquisition of the Acquired Companies, the execution and delivery under the Purchase and Sale Agreements of any share or security transfer instruments or other documents of title to any of the shares and the payment of the consideration for the shares.

In addition, it is a condition of the Purchase and Sale Agreements that 13 key personnel of the Acquired Companies shall have executed and delivered management employment agreements with the General Partner prior to closing. See "Acquisition of the Acquired Companies – Management Contracts."

Purchasers of Trust Units pursuant to this offering may not have a direct statutory right of action against each vendor of the shares of the Acquired Companies for a misrepresentation in this prospectus in respect of the Acquired Companies. Purchasers are advised to review the terms of the Purchase and Sale Agreements for a complete description of the representations, warranties and indemnities and related liabilities of the vendors of the shares of the Acquired Companies. Copies of the Purchase and Sale Agreements may be inspected at Petrowest's corporate office in Calgary during normal business hours during the period of distribution of the Trust Units.

Summary of Distributable Cash

Management has prepared the following summary of distributable cash generated by the Acquired Companies on the basis of information contained in this prospectus, and management's estimate of the amount of expenses that would have been incurred by the Acquired Companies and Petrowest had Petrowest been in existence for the three months ended April 30, 2006 and for the twelve-months ended December 31, 2005. The analysis is neither a forecast nor a projection of future results. The actual results of operations of Petrowest for any period, whether before or after the Closing, will vary from the amounts set forth in the following analysis and such variation may be material. Additionally, management believes the operations of Petrowest are subject to risks, and in reviewing the following summary of distributable cash, investors should review and consider the risks described under the heading "Risk Factors".

Management views distributable cash as an operating performance measure, as it is a measure generally used by Canadian income funds as an indicator of financial performance. As the Trust will distribute substantially all of its cash on an ongoing basis (after providing for certain amounts described below) and since EBITDA and Adjusted EBITDA (as respectively defined in "Non-GAAP Measures") are metrics used by many investors to compare issuers on the basis of their ability to generate cash from operations, management believes that, in addition to net earnings, EBITDA and Adjusted EBITDA are useful supplemental measures from which to make adjustments to determine distributable cash. The estimate of distributable cash has been prepared using assumptions which

management believes are reasonable and supportable, all of which reflect the Partnerships planned course of action given management's judgement about the most probable set of economic conditions.

Management believes that, upon completion of this offering and the Concurrent Acquisitions, Petrowest will incur lease expenses, management salaries, maintenance capital expenditures, general and administrative costs, and other expenses that will differ from those contained in the historical financial statements of each of the Acquired Companies that are included elsewhere in this prospectus. Although management does not have firm commitments for all of the aforementioned items and, accordingly, the complete financial effects of all of those items are not objectively determinable, management believes that the following represents a reasonable estimate of the distributable cash of the Trust that could have been available for distribution for the three months ended April 30, 2006 and for the twelve-months ended December 31, 2005 had the Trust been in existence during such time and had the Concurrent Acquisitions taken place at the beginning of such periods.

Summary of Distributable Cash

(in thousands of dollars, except per Unit amounts)	**Three Months Ended April 30, 2006**	**Twelve-Months Ended December 31, 2005**
Adjusted EBITDA[1][2]	$ 15,795	$ 42,739
Management believes that cash available for distribution should be reduced by the following:		
Incremental executive, board and public company costs[3]	$ 306	$ 1,223
Maintenance capital expenditures[4]	$ 825	$ 3,300
Interest expense[5]	$ 75	$ 300
Management believes that cash available for distribution should be increased by the following:		
Adjustment for costs associated with non-recurring items, insurance, and office and administration consolidation[3]	$ 283	$ 1,132
Cash available for distribution	$ 14,872	$ 39,048
Cash holdback[6]	$ •	$ •
Cash holdback %	•%	•%
Distributable cash[7]	$ •	$ •
Estimated distributable cash per Unit[8]	$ •	$ •

Notes:

(1) Represents the pro forma consolidated Adjusted EBITDA of the Trust for the three months ended April 30, 2006 and the twelve months ended December 31, 2005 calculated as the sum of earnings (loss) of $7,411,674 and $10,346,723, income taxes of $nil and $nil, other interest of $50,706 and $103,247 and amortization of $8,418,645 and $32,374,714 less interest and other revenue of $85,773 and $85,684, respectively. See "Selected Pro Forma Consolidated Financial Information" and the unaudited pro forma consolidated financial statements and related notes of the Trust included in Schedule "B" of this prospectus.

(2) Adjusted EBITDA is not a recognized measure under GAAP, does not have a standardized meaning prescribed by GAAP and may not be comparable to similar measures presented by other issuers. See "Non-GAAP Measures" and Schedule "C" - "Reconciliation of Net Earnings to EBITDA and Adjusted EBITDA". As the Trust intends to distribute substantially all of its cash available for distribution (after satisfaction of administrative expenses and other amounts as may be considered appropriate by the Board of Directors) on an on-going basis, management believes that Adjusted EBITDA is an important measure in evaluating the Trust's performance and in determining whether to invest in the Trust.

(3) Management estimates that, subsequent to this offering, Petrowest will incur additional costs on an ongoing basis in connection with ongoing public disclosure requirements, investor relations, additional employee compensation, trustee and director fees, and other related matters. Also, management anticipates that Petrowest will realize savings associated with general and administrative costs on an ongoing basis in connection with insurance, office administration and supplies and non-recurring items. These estimates are based on quotes provided by service providers, preliminary contractual arrangements, expenses in similar offering transactions and comparisons with historical expenses.

(4) Represents management's estimate of annual maintenance capital expenditures, including expenditures required to maintain the base fleet of equipment, inventory of equipment, equipment certification costs, leasehold and office improvements, and tools. Estimates are based on historical expenditures, consistent with management's plans for funding capital expenditures on an ongoing basis. See "Acquisition of the Acquired Companies".

(5) Represents estimated interest expense on proposed credit facilities that management intends to secure concurrent with the Closing. Management anticipates a credit facility will be in the form of a revolving line of credit. Management estimates that the facility will be utilized to fund seasonal working capital requirements. On an annualized basis, management estimates that Petrowest will, on average, carry a balance of $5 million with an average interest rate of 6%.

(6) Management initially intends to reserve approximately •% of cash available for actual distribution.

(7) Distributable cash is not a recognized measure under GAAP and is typically used by Canadian income funds as an indicator of financial performance. The method of calculating the Trust's distributable cash may differ from similar computations as reported by other issuers and, accordingly, the distributable cash of the Trust may not be comparable to distributable cash as reported by other issuers. See "Non-GAAP Measures".

(8) Based on • Units outstanding on a fully diluted basis upon Closing.

The Offering

Offering:	• Trust Units of the Trust.
Over-Allotment Option:	The Trust has granted to the Underwriters the Over-Allotment Option to purchase up to an additional • Trust Units. See "Plan of Distribution".
Amount:	$• million ($• million if the Over-Allotment Option is exercised in full).
Price:	$10.00 per Trust Unit.
Closing:	The Closing of this offering is anticipated to occur on or about •, 2006, and in any event not later than •.
Units:	An unlimited number of Trust Units and Subordinated Units may be issued pursuant to the Deed of Trust. In certain circumstances Subordinated Units are subordinate to Trust Units in respect of distributions of the Trust. The Subordinated Units will automatically convert into Trust Units on a one-for-one basis at (and the subordination provisions will only apply until) the end of the first fiscal year ending on or after December 31, 2008 where the Trust satisfies its EBITDA Target and Distribution Target for such fiscal year. Each Unit represents an equal undivided beneficial interest in the Trust and, subject to the subordination of the Subordinated Units, any distributions from the Trust. Each Trust Unit is transferable and entitles the registered holder thereof to an equal participation in distributions of the Trust, rights of redemption and one vote at all meetings of Unitholders. See "Description of the Trust".
Use of Proceeds:	The aggregate gross proceeds of this offering will be $• million ($• million if the Over-Allotment Option is exercised in full). The estimated net proceeds of this offering, after deducting $• million representing fees payable to the Underwriters ($• million if the Over-Allotment Option is exercised in full) and the estimated expenses of this offering of $2.0 million, will be $• million ($• million if the Over-Allotment Option is exercised in full). The Trust will use the net proceeds to subscribe for Business Notes and Business Units. Petrowest Business Trust is anticipated to use the offering proceeds as follows: approximately $103.3 to pay the cash portion of the base purchase price for the Acquired Companies, $8.3 million for growth capital and $• million for working capital and, in the interim, $• million will be used for debt repayment to retire certain long-term debt of the Acquired Companies ($•, $• and $•, respectively, if the Over-Allotment Option is exercised in full). See "Use of Proceeds" and "Acquisition of the Acquired Companies".
Distribution Policy of the Trust:	The Trust expects to make monthly distributions of its available cash to Unitholders which are expected to be paid on or about the 15th day following the end of each month. These distributions will represent all cash received from the Trust's indirect interest in the Partnerships, less cash amounts required for expenses and other obligations of the Trust, cash redemptions of Units, any tax liability, reserves determined by the General Partner and certain other amounts. The Trust expects to make its initial cash distribution for the period from Closing to •, 2006 on •, 2006 to Unitholders of record on •, 2006 in the estimated aggregate amount of $•, representing $• per Unit. See "Summary of Distributable Cash".

Cash distributions are not guaranteed and Distributable Cash will fluctuate with, among other things, Petrowest's performance. See "Risk Factors - Risks Related to the Business".

Eligibility for Investment:	In the opinion of Bennett Jones LLP, counsel to the Trust, and Stikeman Elliott LLP, counsel to the Underwriters, based upon the assumptions set out under "Canadian Federal Income Tax Considerations" and certificates as to factual matters given by the Trust, the Trust Units, on Closing, will be qualified investments under the Tax Act for trusts governed by Plans.
Risk Factors:	An investment in these securities should be considered speculative due to the nature of Petrowest's business and its present stage of development. There are additional risks associated with an investment in these securities relating to: absence of any current business; absence of operating history; failure to acquire all of the Acquired Companies; failure to realize anticipated benefits of the Concurrent Acquisitions and/or future acquisitions; volatility of industry conditions; seasonality; capital expenditures; alternatives to and changing demand for petroleum products; sources, pricing and availability of equipment and equipment parts; government regulation; Kyoto Protocol; operating risks and insurance; agreements and contracts; personnel; competition; credit risk; conflicts of interest; foreign exchange and interest rates; disclosure and internal controls; investment eligibility; mutual fund trust status; redemption of Units; nature of Units; Unitholder limited liability; restrictions on non-resident ownership; dependence on operating entities; return of capital; changes in legislation; delay in cash distributions; additional financing; absence of prior market; income tax matters; and statutory remedies. In assessing the risks of an investment in the Units, subscribers must rely upon the ability and integrity of the management of Petrowest. Subscribers should consult their own professional advisors to assess the income tax, legal and other aspects of an investment in the Units. See "Risk Factors".

Petrowest Energy Services Trust and its Subsidiaries

The Trust is an unincorporated, open-ended, limited purpose mutual fund trust established under and governed by the laws of the Province of Alberta pursuant to the Deed of Trust that was created on July 6, 2006. The registered office of the Trust is 4500 855- 2nd Street S.W., Calgary, Alberta and the head office of the Trust is located at Suite 204, 10605 Westside Drive, Grande Prairie, Alberta. The Trust was established to hold Business Notes and a 100% beneficial interest in the Petrowest Business Trust. The trustee of the Trust will be the Trustee. The General Partner will be responsible for overseeing and managing the Trust and Petrowest Business Trust. The General Partner is a corporation that was incorporated under the ABCA on July 6, 2006, all of the outstanding shares of which will be held by the Petrowest Business Trust.

When established, the Petrowest Business Trust will be an unincorporated, open-ended, limited purpose mutual fund trust established under and governed by the laws of the Province of Alberta pursuant to the Business Deed of Trust. The trustee of the Business Trust will be Business Trustee, a corporation to be incorporated under the ABCA, all of the outstanding shares of which will be held by the Trust.

The Petrowest Business Trust, directly and indirectly, will hold a 100% interest in the Construction Partnership, the Transportation Partnership, the Civil Partnership and the Rentals Partnership (collectively, the "Partnerships") through which Petrowest's Road and Lease Construction Division, Transportation and Hauling Division, Civil Services Division and Heavy Equipment Rentals Division, respectively, will operate upon completion of the Concurrent Acquisitions and the Reorganization. Each of the Partnerships will be a limited partnership formed under the laws of Alberta. The general partner of the Partnerships will be the General Partner and the limited partners of the partnerships will be the Petrowest Business Trust and Acquisitionco.

Acquisitionco is a corporation, all of the common shares of which will be held by the Petrowest Business Trust. Acquisitionco has entered into the Share Purchase Agreements pursuant to which Acquisitionco has the right, subject to certain conditions, to acquire all of the outstanding shares of the Acquired Companies, each of which is involved in the energy services business. Concurrent with the Closing of this offering, Acquisitionco will acquire all of the outstanding shares of each of the Acquired Companies following which each of the Acquired Companies will be amalgamated with Acquisitionco. Acquisitionco will then transfer the businesses historically operated by the Acquired Companies, including all of their assets, undertaking, intellectual property and liabilities, into the Partnerships.

The General Partner and Acquisitionco have not carried on any business prior to the date hereof and do not hold any material assets other than the right of Acquisitionco to acquire the Acquired Companies pursuant to the Purchase and Sale Agreements. All of the outstanding shares of the General Partner and Acquisitionco are currently held by the Trust. Prior to Closing, all of the outstanding shares of the General Partner and Acquisitionco will be transferred to the Business Trust.

See "The Trust and its Subsidiaries".

Following completion of this offering, the Concurrent Acquisitions and the Reorganization, Petrowest's business will operate as follows:



Unitholders
(1)
Trust
Business Trustee
(2)
Petrowest
Business
Trust
General Partner
Acquisitionco
(3)
Construction Partnership(4)
Transportation Partnership(4)
Civil Partnership(4)
Rentals Partnership(4)

Notes:

(1) Unitholders hold Trust Units and Subordinated Units of the Trust. Immediately following the Closing of this offering and the Concurrent Acquisitions, the shareholders of the Acquired Companies will hold •%, the subscribers under this offering will hold •% and the holders of Subordinated Units will hold •%, of the outstanding Units, respectively.

(2) The Trust will hold the Business Notes and a 100% beneficial interest in the Petrowest Business Trust.

(3) Acquisitionco will amalgamate with the Acquired Companies immediately following the completion of the Concurrent Acquisitions.

(4) Pursuant to the Reorganization, the Partnerships will acquire the businesses historically carried on by the Acquired Companies.

NON-GAAP MEASURES

Throughout this prospectus, the Trust uses the term "Distributable Cash" to refer to the amount of cash that is expected to be available for distributions to Unitholders; the term "EBITDA" to refer to earnings before interest, taxes, depreciation and amortization; the term "Adjusted EBITDA" to refer to EBITDA before management bonuses; the term "Adjusted EBITDA Margin" to refer to a fraction, the numerator of which is Adjusted EBITDA and the denominator of which is revenue; and the term "Earning percentage" to refer to a fraction, the numerator of which is Net Earnings for the period and the denominator of which is revenue. The terms Distributable Cash, EBITDA, Adjusted EBITDA, Adjusted EBITDA Margin and Earnings percentage are not measures recognized by Canadian generally accepted accounting principles ("GAAP") and do not have standardized meanings prescribed by GAAP. Distributable Cash is an amount calculated in accordance with the terms of the Deed of Trust. Distributable Cash, EBITDA, Adjusted EBITDA, Adjusted EBITDA Margin and Earnings percentage may not be comparable to similar measures presented by other issuers, and investors are cautioned that Distributable Cash, EBITDA, Adjusted EBITDA, Adjusted EBITDA Margin and Earnings percentage should not be considered as alternatives to net earnings, cash flow from operating activities or other measures of financial performance calculated in accordance with GAAP. See also "Management's Discussion and Analysis – Reconciliation of Net Earnings to EBITDA and Adjusted EBITDA" and "Management's Discussion and Analysis – Reconciliation of EBITDA to Cash Flow from Operations" and Schedule "C" - "Reconciliation of Net Earnings to EBITDA and Adjusted EBITDA".

FORWARD-LOOKING STATEMENTS

Certain statements contained in this prospectus constitute forward-looking statements. When used in this document, the words "may", "would", "could", "will", "intend", "plan", "anticipate", "believe", "seek", "propose", "estimate", "expect" and similar expressions, as they relate to the Trust, the Partnerships, the Petrowest Business Trust and other subsidiaries, are intended to identify forward-looking statements. Such statements reflect Petrowest's current views with respect to future events and are subject to certain risks, uncertainties and assumptions, including, without limitation, those described in this prospectus under the heading "Risk Factors", "Business of Petrowest" and "Management's Discussion and Analysis". Many factors could cause the Trust's actual results, performance or achievements to vary from those described in this prospectus. Should one or more of these risks or uncertainties materialize, or should assumptions underlying forward-looking statements prove incorrect, actual results may vary materially from those described in this prospectus as intended, planned, anticipated, believed, estimated or expected. Neither the Trust nor the Underwriters intend, and do not assume any obligation, to update these forward-looking statements, except as required by law. These forward-looking statements are made as of the date of this prospectus and are expressly qualified in their entirety by these cautionary statements.

With respect to forward-looking statements contained in this prospectus, the Trust has made assumptions regarding, among other things:

- the Trust's ability to market successfully to current and new customers;
- the Trust's ability to obtain equipment from suppliers;
- the impact of increasing competition; and
- the Trust's ability to obtain additional financing on satisfactory terms.

In particular, this prospectus contains forward-looking statements pertaining to the following:

- completion of the acquisition of each of the Acquired Companies;
- anticipated benefits to be realized from the Acquired Companies;
- the timing and amount of the payment of the initial and subsequent distributions of the Trust;

- capital expenditure programs;
- projections of market prices and costs;
- supply and demand for energy services;
- expectations regarding the Trust's ability to raise capital;
- amounts to be retained for capital expenditures;
- treatment under governmental regulatory regimes; and
- commodity prices.

The Trust's actual results could differ materially from those anticipated in these forward-looking statements as a result of the risk factors set forth below and elsewhere in this prospectus:

- general economic conditions in Canada;
- the demand for energy services during drilling and completion of oil and gas wells;
- volatility in market prices for oil and natural gas and the effect of this volatility on the demand for energy services generally;
- regional competition;
- liabilities and risks, including environmental liabilities and risks, inherent in oil and gas operations;
- sourcing, pricing and availability of raw materials, component parts, equipment, suppliers, facilities, and skilled personnel;
- the ability to integrate technological advances and match advances of competition;
- the availability of capital;
- uncertainties in weather and temperature affecting the duration of the service periods and the activities that can be completed;
- changes in legislation and the regulatory environment, including uncertainties with respect to implementing the Kyoto Protocol; and
- the other factors considered under "Risk Factors".

ELIGIBILITY FOR INVESTMENT

In the opinion of Bennett Jones LLP, counsel to the Trust, Petrowest Business Trust, the Partnerships, Acquisitionco and the General Partner, and Stikeman Elliott LLP, counsel to the Underwriters, based upon the assumptions set out under "Canadian Federal Income Tax Considerations" below and certificates as to factual matters given by the Trust, the Units on Closing, will be qualified investments under the Tax Act for trusts governed by Plans.

The Trust will be a "business income trust" and the Units will constitute "restricted investment property" as described in proposed amendments to the Tax Act announced by the Minister of Finance (Canada) on March 23,

2004 (the "Budget Proposals"). Under the Budget Proposals, certain investors, including trusts governed by registered pension plans and pension corporations, would have been liable for a penalty tax commencing in 2005 if they held restricted investment property or units of a business income trust in excess of the limits described in the Budget Proposals. The Budget Proposals did not propose that Plans would be subject to this penalty tax. On May 18, 2004, the Minister of Finance (Canada) announced that the Budget Proposals relating to business income trusts would be suspended to allow consultations with representatives of the pension fund industry, the investment industry, provincial governments and other interested parties and that legislative proposals would be released following such consultations. This position was reiterated by the Minister of Finance (Canada) in the press release that accompanied the release of the draft amendments for the Budget Proposals dated September 16, 2004. As part of the release of the 2005 federal budget, the Minister of Finance (Canada) issued further statements in respect of the Budget Proposals advising that the Department of Finance (Canada) would continue to consult stakeholders on tax issues related to business income trusts and other flow-through entities. On September 8, 2005, the Minister of Finance (Canada) released a consultation paper on flow-through entities and requested submissions from stakeholders by December 31, 2005. On November 23, 2005, the Minister of Finance (Canada) announced that the public consultation process had ended and tabled in the House of Commons a Notice of Ways and Means Motion to implement a reduction in personal income tax on dividends paid by public corporations with a view to establishing a better balance between the treatment of large corporations and that of income trusts. No measures were announced with respect to the taxation of flow-through entities and their investors. No assurance can be given that further review of the tax treatment of flow-through entities will not be undertaken or that Canadian federal or provincial income tax laws respecting flow-through entities will not be changed in a manner which adversely affects the Trust and the Unitholders. To the extent that changes are made, such changes could result in the income tax considerations described under the heading "Canadian Federal Income Tax Considerations" being materially different in certain respects. See "Risk Factors — Risks Relating to an Investment in the Trust — Income Tax Matters".

GLOSSARY OF TERMS

In this prospectus, unless the context otherwise requires, the following words and phrases have the meanings set forth below.

"ABCA" means the *Business Corporations Act* (Alberta), as amended from time to time.

"Acquired Companies" means, collectively, Gordon Bros. Construction, Roy Larson Construction, Wales Contractors, D&D Well Services, Murtron Hauling, R Bee Crushing, S.O.S. Oilfield Safety, Neuwest Equipment and Northern Tractor.

"Acquisition Condition" means the condition contained in the Purchase and Sale Agreements that such of the Concurrent Acquisitions as have an aggregate base purchase price of not less than $100 million shall close concurrently with the Closing.

"Acquisitionco" means Petrowest Services Ltd., a corporation incorporated under the ABCA on January 26, 2006, which is currently a wholly-owned subsidiary of the Trust and will be, on or before the Closing Date, a wholly-owned subsidiary of Petrowest Business Trust.

"Administration Agreement" means the administration agreement entered into between the Trust and the General Partner and to be entered into on or before the Closing Date by Petrowest Business Trust as described under "Administration Agreement".

"Amalgamation" means the amalgamation of each of the Acquired Companies into Acquisitionco which will occur immediately after completion of the Concurrent Acquisitions.

"Audit Committee" means the audit committee of the General Partner.

"Board of Directors" means the board of directors of the General Partner as from time to time constituted.

"Budget Proposals" means the proposed amendments to the Tax Act as announced by the Minister of Finance (Canada) on March 23, 2004.

"Business Day" means a day which is not a Saturday, Sunday or holiday in the City of Calgary, in the Province of Alberta.

"Business Deed of Trust" means the deed of trust to be entered into on or prior to the Closing Date, pursuant to which Petrowest Business Trust will be established, as the same may be amended, supplemented or restated from time to time.

"Business Notes" means notes issued pursuant to the Note Indenture.

"Business Trustee" means Petrowest Energy Services Trustee Ltd., a corporation to be incorporated under the ABCA which will be, on or before the Closing Date, the trustee of Petrowest Business Trust.

"Business Units" means trust units of Petrowest Business Trust.

"CAGR" means compounded annual growth rate of revenue, calculated as $\left(\frac{Revenue_n}{Revenue_1}\right)^{\frac{1}{(n-1)}} - 1$, where n represents the number of periods accounted for.

"**Cash Flow of the Trust**" means in respect of any Distribution Period:

(a) all cash amounts which are received by the Trust for, and in respect of, the Distribution Period, including, without limitation, interest on the Business Notes (including prepayments of interest), other interest, dividends, distributions, proceeds from the disposition of securities, returns of capital and repayments of indebtedness, and all amounts received by the Trust in any prior Distribution Period to the extent those amounts were not included in its calculation of Cash Flow of the Trust in that prior Distribution Period and were not previously distributed, shall be included in the calculation;

(b) the following amounts shall be deducted in the calculation:

(i) all costs, expenses, liabilities, obligations or amounts of the Trust which, in the opinion of the Trustee, upon the recommendation of the General Partner, may reasonably be considered to have accrued and become owing by the Trust in respect of, or which relate to, such Distribution Period or a prior Distribution Period if not accrued or deducted in determining Cash Flow of the Trust in that prior period; and

(ii) all amounts which relate to the redemption or purchase of Trust Units or other securities of the Trust by the Trust and which have been paid or became payable in cash by the Trust in such Distribution Period;

(c) the net proceeds of any issuance of Trust Units or other securities of the Trust after deducting any associated expenses or commissions shall not be included in the calculation.

"**Cash Redemption Price**" has the meaning ascribed thereto under "Description of the Trust – Redemption Right".

"**CDS**" means The Canadian Depository for Securities Limited.

"**Civil Partnership**" means Petrowest Civil Services LP, a limited partnership to be established under the laws of Alberta on or before the Closing Date.

"**Civil Services Division**" means the division of Petrowest comprising the general rock and gravel crushing and oilfield safety services and rentals business, such division operated under the Civil Partnership.

"**Class A Partnership Unit**" means an undivided interest in a Partnership entitling the holder of record thereof to the rights provided in the Partnership Agreement for that Partnership.

"**Class B Partnership Unit**" means an interest in a Partnership entitling the holder of record thereof to a fixed preferential interest in such Partnership's income as provided in the Partnership Agreement for that Partnership.

"**Closing**" means the closing of this offering.

"**Closing Date**" means •, 2006, or such later date as the Trust and the Underwriters agree, but not later than •, 2006.

"**Compensation Committee**" means the compensation committee of the Board of Directors.

"**Concurrent Acquisitions**" means the acquisition by Acquisitionco of each of the Acquired Companies pursuant to the Purchase and Sale Agreements.

"**Construction Partnership**" means Petrowest Construction LP, a limited partnership to be established under the laws of Alberta on or before the Closing Date.

"**CRA**" means the Canada Revenue Agency.

"**D&D Well Services**" means collectively, 404434 Alberta Corporation, operating as D&D Well Services, 756171 Alberta Corporation and 756169 Alberta Corporation, each a corporation incorporated under the ABCA.

"**Deed of Trust**" means the deed of trust dated July 6, 2006, pursuant to which the Trust was established, as the same may be amended, supplemented or restated from time to time.

"**Director**" means a director of the General Partner.

"**Distributable Cash**" means the estimated cash available for distribution by the Trust as calculated pursuant to the Deed of Trust.

"**Distribution Payment Date**" means a date on which the Trustee is required to make a distribution of Distributable Cash, which date shall be on or about the 15th day of the month following the end of the Distribution Period or, if any such day is not a Business Day, the next following Business Day or such other date determined from time to time by the Trustee.

"**Distribution Period**" means each calendar month in each calendar year from and including the first day thereof and to and including the last day thereof provided that the first Distribution Period shall begin on (and include) the Closing Date of this offering and shall end on (and include) •, 2006.

"**Distribution Record Date**" means until otherwise determined by the Trustee upon the recommendation of the General Partner, the last Business Day of each calendar month of the year, except in the case of the month of December where December 31 of each year shall be a Distribution Record Date, or any additional days as may be determined from time to time by the Trustee.

"**DRIP**" has the meaning ascribed thereto under "Distribution Reinvestment and Optional Unit Purchase Plan".

"**GAAP**" means generally accepted accounting principles in Canada.

"**General Partner**" means Petrowest Energy Services General Partner Ltd., a corporation incorporated under the ABCA on July 6, 2006, which is currently a wholly-owned subsidiary of the Trust and will be, on or before the Closing Date, a wholly-owned subsidiary of Petrowest Business Trust.

"**Gordon Bros. Construction**" means collectively, Gordon Bros. Construction Ltd. and 332691 Alberta Ltd., each a corporation incorporated under the ABCA.

"**Heavy Equipment Rentals Division**" means the division of Petrowest comprising the oilfield and construction heavy equipment rentals business, such division operated under the Rentals Partnership.

"**Income of the Trust**" for any taxation year of the Trust means the net income of the Trust for the year determined pursuant to the provisions of the Tax Act (other than subsection 104(6)) having regard to the provisions thereof that relate to the calculation of taxable income of a trust, and taking into account such adjustments thereto as are determined by the Trustee on recommendation of the General Partner in respect of dividends received or deemed to be received from taxable Canadian corporations, amounts paid or payable by the Trust to Unitholders and such other amounts as may be determined in the discretion of the Trustee on recommendation of the General Partner, provided, however, that capital gains and capital losses shall be excluded from the computation of net income.

"**Lead Underwriters**" means Westwind Partners Inc. and Sprott Securities Inc.

"**major equipment**" means equipment valued at $50,000 or more.

"**Murtron Hauling**" means collectively, Murtron Hauling Ltd. and 815431 Alberta Ltd., each a corporation incorporated under the ABCA.

"Net Realized Capital Gains" for any taxation year of the Trust means the net realized capital gains of the Trust determined as the amount, if any, by which the aggregate of the capital gains of the Trust in the year exceeds the total of the aggregate of the capital losses of the Trust calculated in accordance with the Tax Act in the year, any capital gains that are realized by the Trust as a result of a redemption of Units, the amount determined by the Trustee on recommendation of the General Partner in respect of any net capital losses for prior taxation years that the Trust is permitted by the Tax Act to deduct in computing the taxable income of the Trust for the year, and any amount in respect of which the Trust is entitled to a capital gains refund under the Tax Act, as determined by the Trustee on recommendation of the General Partner, provided that, at the discretion of the Trustee on recommendation of the General Partner, the Net Realized Capital Gains of the Trust for a year may be calculated without subtracting the full amount of net capital losses for the year and/or without subtracting the full amount of the capital losses of the Trust carried forward from previous years.

"Neuwest Equipment" means Neuwest Equipment Rentals Inc., a corporation incorporated under the laws of Nova Scotia.

"Northern Tractor" means collectively, Fitzpatrick Co. Ltd. and Northern Tractor Sales and Rentals Co. Ltd., each a corporation incorporated under the ABCA.

"Note Indenture" means the Note Indenture between Petrowest Business Trust and Valiant Trust Company to be entered into on or prior to Closing.

"Option Plan" has the meaning ascribed thereto under "Long Term Incentive Plan".

"Ordinary Resolution" means a resolution passed by a majority of the votes cast at a meeting of Unitholders or a resolution in writing signed by Unitholders holding a majority of the Units.

"Over-Allotment Option" means the over-allotment option granted to the Underwriters to purchase up to an additional • Trust Units.

"Partnership Agreements" means the limited partnership agreements to be entered into on or prior to the Closing Date between the General Partner, as general partner, and Petrowest Business Trust, as initial limited partner, pursuant to which the Partnerships were formed, as the same may be amended, supplemented or restated from time to time.

"Partnerships" means, collectively, the Construction Partnership, the Transportation Partnership, the Civil Partnership and the Rentals Partnership.

"Person" means an individual, firm, partnership, joint venture, venture capital fund, limited liability company, unlimited liability company, association, trust, trustee, executor, administrator, legal personal representative, estate, group, body corporate, unincorporated association or organization, government body, regulatory authority, syndicate or other entity, whether or not having legal status.

"Petrowest" means collectively, the Trust, the Business Trust, the Partnerships, Acquisitionco and the General Partner.

"Petrowest Business Trust" or the **"Business Trust"** means Petrowest Energy Services Business Trust, an unincorporated, open-ended limited purpose trust to be established under and governed by the laws of the Province of Alberta pursuant to the Business Deed of Trust on or before the Closing Date.

"Plans" means trusts governed by registered retirement savings plans, registered retirement income funds, deferred profit sharing plans and registered education savings plans, each as defined in the Tax Act.

"Priority Distributions" has the meaning ascribed thereto under "Description of the Trust – Subordinated Units".

"Promoters" means Kenneth N. Drysdale and Gary Sweetman.

"**Purchase and Sale Agreements**" means the purchase and sale agreements between Acquisitionco, each of the Acquired Companies and the shareholders of each of the Acquired Companies providing for the acquisition by Acquisitionco of each of the Acquired Companies as described in "Acquisition of the Acquired Companies".

"**R Bee Crushing**" means collectively, Bernet Ventures Ltd. and R Bee Crushing Ltd., each a corporation continued under the ABCA, and Dal Finn Holdings Ltd., a corporation incorporated pursuant to the laws of British Columbia.

"**Redemption Date**" has the meaning ascribed thereto under "Description of the Trust - Redemption Right".

"**Redemption Price**" has the meaning ascribed thereto under "Description of the Trust - Redemption Right".

"**Rentals Partnership**" means Petrowest Services Rentals LP, a limited partnership to be established under the laws of Alberta on or prior to the Closing Date.

"**Reorganization**" means the transfer of the businesses historically operated by the Acquired Companies, including all of their assets, undertakings, intellectual property and liabilities, from the Acquired Companies to the Partnerships following the Amalgamation.

"**Road and Lease Construction Division**" means the division of Petrowest comprising the oilfield well site lease preparation, road construction, earth moving, reclamation and commercial projects business, such division operated under the Construction Partnership.

"**Roy Larson Construction**" means Roy Larson Construction Ltd., a corporation incorporated under the ABCA.

"**Shareholders Agreement**" means the shareholders agreement with respect to the General Partner to be entered into among the Trust, the Business Trust, the Trustee, the Business Trustee and the General Partner on or before the Closing Date described under "Shareholders Agreement".

"**Special Voting Units**" means special voting units of the Trust referred to under "Description of the Trust – Units".

"**S.O.S. Oilfield Safety**" means Safetymaster Rentals Corp., a corporation incorporated under the ABCA.

"**Special Resolution**" means a resolution at a meeting of Unitholders passed by the affirmative votes of the holders of not less than 66⅔% of the Units voted on a poll upon such resolution or a resolution approved in writing in one or more counterparts by Unitholders holding at least 66⅔% of the Units.

"**Subordinated Distribution**" has the meaning ascribed thereto under "Description of the Trust – Subordinated Units".

"**Subordinated Redemption Price**" has the meaning ascribed thereto under "Description of the Trust – Redemption Price".

"**Subordinated Units**" means subordinated trust units of the Trust referred to under "Description of the Trust – Units".

"**Tax Act**" means the *Income Tax Act* (Canada) and the regulations thereunder, as amended from time to time.

"**Transportation and Hauling Division**" means the division of Petrowest comprising the general oilfield hauling, rig mobilization and demobilization, equipment transportation, log loading and hauling, gravel hauling, pipe hauling and other transportation services business, such division operated under the Transportation Partnership.

"**Transportation Partnership**" means Petrowest Transportation LP, a limited partnership to be established under the laws of Alberta on or before the Closing Date.

"Trust" means Petrowest Energy Services Trust, an unincorporated, open-ended, limited purpose mutual fund trust established under and governed by the laws of the Province of Alberta pursuant to the Deed of Trust.

"Trust Assets" means:

(a) the initial contribution used to settle the Trust:

(b) all funds or property realized from the issuance or sale of Units or any other securities of the Trust or cash received from time to time;

(c) all securities held by the Trust or by the Trustee on behalf of the Trust;

(d) Business Units and Business Notes;

(e) short-term investments permitted by the Deed of Trust;

(f) any proceeds of disposition of any of the foregoing property; and

(g) all income, interest, dividends, return of capital, profit, gains and accretions and all substituted assets, rights and benefits of any kind or nature whatsoever arising directly or indirectly from or in connection with or accruing to such foregoing property or such proceeds of disposition.

"Trust Units" means trust units of the Trust each representing an equal undivided beneficial interest in the Trust and any distributions from the Trust referred to under "Description of the Trust – Units".

"Trustee" means Valiant Trust Company, a trust corporation incorporated under the laws of Alberta.

"TSX" means the Toronto Stock Exchange.

"Underwriters" means Westwind Partners Inc., Sprott Securities Inc., Lightyear Capital Inc., Blackmont Capital Inc. and Dundee Securities Corporation.

"Underwriting Agreement" means the underwriting agreement dated •, 2006, among the Trust, Petrowest Business Trust, the General Partner, the Promoters and the Underwriters.

"Unitholder" means a holder of Units.

"Units" means collectively the Subordinated Units and the Trust Units.

"U.S. Securities Act" means the United States *Securities Act of 1933*, as amended.

"Wales Contractors" means collectively, Wales Contractors Ltd. and 310423 Alberta Ltd., each a corporation incorporated under the ABCA.

"WCSB" means the Western Canadian Sedimentary Basin.

"$" or **"dollars"** means Canadian dollars.

THE TRUST AND ITS SUBSIDIARIES

On closing of this offering, the Trust will be a business trust operating an energy services business through its indirect subsidiaries. Unitholders will hold Units of the Trust, which in turn will hold Business Notes and a 100% beneficial interest in the Petrowest Business Trust. The Petrowest Business Trust, via four partnerships (corresponding with four business divisions), will hold the assets of the businesses historically operated by the Acquired Companies.

The Trust is an unincorporated, open-ended, limited purpose mutual fund trust established under and governed by the laws of the Province of Alberta pursuant to the Deed of Trust that was created on July 6, 2006. The registered office of the Trust is 4500 855- 2nd Street S.W., Calgary, Alberta and the head office of the Trust is located at Suite 204, 10605 Westside Drive, Grande Prairie, Alberta. The Trust was established to hold Business Notes and a 100% beneficial interest in the Petrowest Business Trust. The trustee of the Trust will be the Trustee. The General Partner will be responsible for overseeing and managing the Trust and Petrowest Business Trust. The General Partner is a corporation that was incorporated under the ABCA on July 6, 2006, all of the outstanding shares of which will be held by the Petrowest Business Trust.

When established, the Petrowest Business Trust will be an unincorporated, open-ended, limited purpose mutual fund trust established under and governed by the laws of the Province of Alberta pursuant to the Deed of Trust. The trustee of the Petrowest Business Trust will be Business Trustee, a corporation to be incorporated under the ABCA, all of the outstanding shares of which will be held by the Trust.

The Petrowest Business Trust will, directly and indirectly, hold a 100% interest in the Construction Partnership, the Transportation Partnership, the Civil Partnership and the Rentals Partnership through which Petrowest's Road and Lease Construction Division, Transportation and Hauling Division, Civil Services Division and Heavy Equipment Rentals Division, respectively, will operate upon completion of the Concurrent Acquisitions and the Reorganization. Each of the Partnerships will be a limited partnership formed under the laws of the Province of Alberta. Each Partnership will be authorized to issue Class A Partnership Units and Class B Partnership Units. The Class A Partnership Units will represent an undivided interest in a Partnership and the Class B Partnership Units will represent an entitlement to a fixed preferential interest in a Partnership's income. The general partner of the Partnerships will be the General Partner and the limited partners of the partnerships will be the Petrowest Business Trust (which will hold Class A Partnership Units) and Acquisitionco (which will hold Class B Partnership Units).

Acquisitionco is a corporation all of the common shares of which will be held by the Petrowest Business Trust. Acquisitionco has entered into the Share Purchase Agreements pursuant to which Acquisitionco has the right, subject to certain conditions, to acquire all of the outstanding shares of the Acquired Companies, each of which is involved in the energy services business. Concurrent with the closing of this offering, Acquisitionco will acquire all of the outstanding shares of each of the Acquired Companies following which each of the Acquired Companies will be amalgamated with Acquisitionco. Acquisitionco will then transfer the businesses historically operated by the Acquired Companies, including all of their assets, undertaking, intellectual property and liabilities, into the Partnerships in consideration for notes and Class B Partnership Units of each of the Partnerships.

The General Partner and Acquisitionco have not carried on any business prior to the date hereof and do not hold any material assets other than the right of Acquisitionco to acquire the Acquired Companies pursuant to the Purchase and Sale Agreements. All of the outstanding shares of the General Partner and Acquisitionco are currently held by the Trust. Prior to Closing, all of the outstanding shares of the General Partner and Acquisitionco will be transferred to the Petrowest Business Trust.

The Deed of Trust requires the Trustee, on or before each Distribution Record Date, to declare payable to the Unitholders all or any part of the Cash Flow of the Trust for the Distribution Period which includes such Distribution Record Date. It is currently anticipated that the only income to be received by the Trust will be from securities of Petrowest Business Trust.

The net proceeds of this offering will be invested by the Trust in Business Notes and Business Units of Petrowest Business Trust. Petrowest Business Trust will then loan a portion of such funds to Acquisitionco to pay the cash portion of the purchase price of the Acquired Companies and to repay certain indebtedness of the Acquired

Companies, and Acquisitionco will issue a note to Petrowest Business Trust to evidence this indebtedness. The Trust will issue 12,765,094 Units to Acquisitionco and Acquisitionco will issue a note to the Trust in consideration therefore. The Trust will contribute this note to the Business Trust for additional Business Notes and Business Units. Petrowest Business Trust will use the remaining portion of the net proceeds of this offering to acquire Class A Partnership Units of each of the Partnerships. Following the Amalgamation, Acquisitionco will transfer the businesses historically operated by the Acquired Companies, including all their assets, undertaking and intellectual property and liabilities, to the Partnerships pursuant to the Reorganization, in consideration for notes and Class B Partnership Units of each of the Partnerships. The notes issued to Acquisitionco pursuant to the Reorganization will be assigned by Acquisitionco to Petrowest Business Trust in repayment of a portion of the debt owing by Acquisitionco to Petrowest Business Trust. Petrowest Business Trust will then contribute these notes to each of the Partnerships for additional Class A Partnership Units.

See the "Description of the Trust".

Following completion of this offering, the Concurrent Acquisitions and the Reorganization, Petrowest's business will operate as follows:



Unitholders
(1)
Trust
Business Trustee
100%
(2)
Petrowest Business Trust
General Partner
100%
(4)
Acquisitionco
(3)
(6)
(5)
(7)
Construction Partnership(4)
Transportation Partnership(4)
Civil Partnership(4)
Rentals Partnership(4)

Notes:

(1) Unitholders hold Trust Units and Subordinated Units of the Trust. Immediately following the Closing of this offering and the Concurrent Acquisitions, the shareholders of the Acquired Companies will hold •%, the subscribers under this offering will hold •% and the holders of Subordinated Units will hold •%, of the outstanding Units, respectively.

(2) The Trust will hold Business Notes and a 100% beneficial interest in the Petrowest Business Trust.

(3) Acquisitionco will amalgamate with the Acquired Companies immediately following the completion of the Concurrent Acquisitions.

(4) Acquisitionco will borrow the cash portion of the purchase price ($103.3 million) and will be indebted to Petrowest Business Trust for the purchase price of 12,765,094 Units ($127,650,970), less the amount assigned to Petrowest Business Trust equal to the tax basis of the assets transferred by Acquisitionco to the Partnerships less certain liabilities associated therewith.

(5) The General Partner will hold a 0.001% interest in the Partnerships.

(6) Petrowest Business Trust will hold Class A Partnership Units of the Partnerships.

(7) Pursuant to the Reorganization, the Partnerships will acquire the businesses historically carried on by the Acquired Companies, and the consideration therefor will be paid by the issuance of Class B Partnership Units and notes to Acquisitionco.

BUSINESS OF PETROWEST

The Trust will be a diversified oilfield services trust that will provide pre-drilling and post-completion services to the northern region of the WCSB. Petrowest will service the region via its head and operational office in Grande Prairie, Alberta and nine full-service locations throughout northern Alberta and British Columbia, each with a staging area, shop area, and sales and service personnel. The Trust's corporate office will be in Calgary, Alberta.


High Level
Fort Nelson
Fort McMurray
Fort St. John
Peace River
Dawson Creek
BRITISH
COLUMBIA
Grande Prairie
ALBERTA
SASKATCHEWAN
Edmonton
Calgary
Office locations

Petrowest will acquire the Acquired Companies, which are all established, private Grande Prairie-based pre-drilling and post-completion service providers. The nine Acquired Companies are complementary to one another and will allow Petrowest to benefit from their ability to provide clients with a full-range of services, cost competitive pricing, capabilities to service large-scale contracts and a modern and well-maintained equipment fleet. Petrowest will continue to expand and improve on the aforementioned benefits as it executes its growth strategy of further integration, organic expansion and complementary acquisitions.

Petrowest's business will be operated in four divisions corresponding to the four Partnerships as follows:

- **Road and Lease Construction Division** - includes oilfield well site lease preparation, road construction, earth moving, reclamation, commercial projects, four camps and other lease construction services. The Road and Lease Construction Division will have approximately 90 pieces of major equipment (average age: four years) and 130 full-time employees (average industry experience: nine years);

- **Transportation and Hauling Division** - includes general oilfield hauling, rig mobilization and demobilization, equipment transportation, log loading and hauling, gravel hauling, pipe hauling and other transportation services. The Transportation and Hauling Division will have approximately 80 pieces of major equipment (average age: five years) and 100 full-time employees (average industry experience: 10 years);

- **Civil Services Division** - includes general rock and gravel crushing and oilfield safety services and rentals. The Civil Services Division will have approximately 120 pieces of major equipment (average age: five years) and 80 full-time employees (average industry experience: eight years); and

- **Heavy Equipment Rentals Division** - includes oilfield and construction heavy equipment rentals. The Heavy Equipment Rentals Division will have approximately 60 pieces of major equipment (average age: three years) and 10 full-time employees (average industry experience: 15 years).

The following table illustrates selected historical financial performance of the Acquired Companies, organized by Petrowest's operating divisions, for the periods indicated.

	For the 12-month period ending October 31, November 30 or December 31, 2005(1)			
Company	**Revenue**	**Adjusted EBITDA(2) (3)**	**Adjusted EBITDA Margin(2) (3)**	**Years of Operation**
	($mm)	*($mm)*		
Road and Lease Construction Division				
Wales Contractors	$18.7	$6.0	32.1%	22
Roy Larson Construction	$20.4	$6.1	29.9%	20
Gordon Bros. Construction	$8.8	$2.7	30.7%	32
Total	**$47.9**	**$14.8**		
Average			**30.9%**	**25**
Transportation and Hauling Division				
D&D Well Services	$30.6	$11.1	36.3%	19
Murtron Hauling	$12.3	$2.3	18.7%	23
Total	**$42.9**	**$13.4**		
Average			**31.2%**	**21**
Civil Services Division				
R Bee Crushing	$23.6	$7.6	32.2%	20
S.O.S. Oilfield Safety	$5.0	$1.7	34.0%	9
Total	**$28.6**	**$9.3**		
Average			**32.5%**	**15**
Heavy Equipment Rentals Division				
Northern Tractor	$7.1	$4.4	62.0%	7
Neuwest Equipment Rentals	$2.1	$0.8	38.1%	5
Total	**$9.2**	**$5.2**		
Average			**56.5%**	**6**
TOTAL(4)	**$128.7**	**$42.7**		
AVERAGE			**33.2%**	**17**

Notes:

(1) The financial year-ends of the Acquired Companies are as follows: Wales Contractors – August 31, Roy Larson Construction – May 31, Gordon Bros. Construction – September 30, D&D Well Services – December 31, Murtron Hauling – October 31, R Bee Crushing – April 30, S.O.S. Oilfield Safety – August 31, Northern Tractor – September 30 and Neuwest Equipment Rentals – October 31. The information presented was derived from, in respect of D&D Well Services, Murtron Hauling and Neuwest Equipment Rentals, the audited combined income statements for the twelve-month periods ended December 31, 2005, October 31, 2005, October 31, 2005, respectively, and in respect of Wales Contractors, Roy Larson Construction, Gordon Bros. Construction, R Bee Crushing, S.O.S. Oilfield Safety and Northern Tractor, the unaudited income statements for the twelve-month periods ended November 30, 2005, November 30, 2005, December 31, 2005, October 31, 2005, November 30, 2005 and December 31, 2005, respectively, constructed for the purpose of preparing the unaudited pro forma consolidated statement of income of the Trust for the twelve-month period ended December 31, 2005. See "Selected Pro Forma Consolidated Financial Information".

(2) See Schedule "C" - "Reconciliation of Net Earnings to EBITDA and Adjusted EBITDA".

(3) See "Non-GAAP measures".

(4) Totals may not add due to rounding.

Road and Lease Construction Division

Pursuant to the Reorganization, Petrowest's Construction Partnership will acquire the businesses historically conducted by Wales Contractors, Roy Larson Construction and Gordon Bros. Construction and will operate these businesses under those names as the Road and Lease Construction Division. In 2005, contract jobs undertaken by those Acquired Companies included approximately 410 to 470 well site leases built for drilling activity including over 85 kilometers of combined road construction. The Road and Lease Construction Division will own over 90 pieces of major equipment with an average age of four years and four camps to support its road and well site lease building operations. The Road and Lease Construction Division, utilizing modern equipment, may be configured to complete earth moving, reclamation, commercial projects and other lease construction services. The Road and Lease Construction Division will acquire from the Acquired Companies master service agreements and preferred agreements with key customers including repeat customers.

The following charts illustrate the financial performance of the Acquired Companies whose assets are to be transferred to the Road and Lease Construction Division for the periods indicated:


Wales Contractors
45.0% CAGR
2003
2004
2005
Revenue
Adjusted EBITDA
Roy Larson Construction
22.6% CAGR
2003
2004
2005
Revenue
Adjusted EBITDA

Note: Based on annual audited financials for years ending August 31, 2003, 2004, and 2005.

Note: Based on annual audited financials for years ending May 31, 2003, 2004, and 2005.


Gordon Bros. Construction
13.9% CAGR
(C$ millions)
2003
2005
Revenue
Adjusted EBITDA

Note: Based on annual audited financials for years ending September 30, 2003, 2004, and 2005.

See "Non-GAAP Measures" and Schedule "C" - "Reconciliation of Net Earnings to EBITDA and Adjusted EBITDA".

Transportation and Hauling Division

Pursuant to the Reorganization, Petrowest's Transportation Partnership will acquire the businesses historically conducted by D&D Well Services and Murtron Hauling and will operate these businesses under those names as the Transportation and Hauling Division. The services provided by the Transportation and Hauling Division will include hauling to the well site, rig mobilization, gravel hauling and hauling of drill pipe, supplies and equipment to well sites along with rig mobilization and demobilization for both coil tubing and conventional drilling rigs via the use of special equipment and procedures. In 2005, the Acquired Companies which will comprise the Transportation and Hauling Division transported approximately 700 pieces of heavy equipment.

The Transportation and Hauling Division will also provide gravel and log hauling throughout northern Alberta and British Columbia. In 2005, the Acquired Companies which will comprise the Transportation and Hauling Division hauled approximately 350,000 cubic meters of timber and approximately 400,000 tonnes of gravel.

The Transportation and Hauling Division will acquire from the Acquired Companies several preferred supplier agreements with major Alberta-based oil and gas companies, oil and gas drilling rig companies, western Canadian logging companies and aggregate companies.

The following charts illustrate the financial performance of the Acquired Companies whose assets are to be transferred to the Transportation and Hauling Division for the periods indicated:


D&D Well Services
45.0% CAGR
$14.0
$30.6
$11.1
$3.5
(C$ millions)
2003
2004
2005
Revenue
Adjusted EBITDA
Note: Based on annual audited financials for years ending December 31, 2003, 2004, and 2005.
Murtron Hauling
27.4% CAGR
$12.3
$2.5
$2.3
(C$ millions)
2003
2004
2005
Revenue
Adjusted EBITDA
Note: Based on annual audited financials for years ending October 31, 2003, 2004, and 2005.

See "Non-GAAP Measures" and Schedule "C" - "Reconciliation of Net Earnings to EBITDA and Adjusted EBITDA".

Civil Services Division

Pursuant to the Reorganization, Petrowest's Civil Partnership will acquire the businesses historically conducted by R Bee Crushing and S.O.S. Oilfield Safety and will operate these businesses under those names as the Civil Services Division. The Civil Services Division will provide rock and gravel crushing, safety supervision and safety equipment rentals services.

The Civil Services Division will have over 115 pieces of modern, large capacity equipment with an average age of five years to support its rock and gravel crushing services. Typical rock and gravel crushing jobs have been between 100,000 to 500,000 tonnes. The largest single project completed to date by R Bee Crushing was 1,100,000 tonnes. In 2005, total rock crushing was estimated to be in the order 5,500,000 tonnes. The Civil Services Division will also be capable of stripping pits, clearing pits, pit run crushing, large screening and quarry crushing. The Civil Services Division will manufacture highway base aggregates, asphalt aggregates, concrete aggregates and general crushed products.

The Civil Services Division will also provide safety supervision to well sites and safety unit rentals throughout northern Alberta and British Columbia. Safety supervision and rentals will be complementary to Petrowest's other divisions and to external companies.

The following charts illustrate the financial performance of the Acquired Companies whose assets are to be transferred to the Civil Services Division for the periods indicated:



R Bee Crushing
53.8% CAGR
$9.7
$2.5
$7.5
Revenue
Adjusted EBITDA
2003
2004
2005
Note: Based on annual audited financials for years ending April 30, 2003, 2004, and 2005.
S.O.S. Oilfield Safety
42.9% CAGR
$2.3
$0.4
$3.3
$1.0
Revenue
Adjusted EBITDA
2003
2004
2005
Note: Based on annual audited financials for years ending August 31, 2003, 2004, and 2005.

See "Non-GAAP Measures" and Schedule "C" - "Reconciliation of Net Earnings to EBITDA and Adjusted EBITDA".

Heavy Equipment Rentals Division

Pursuant to the Reorganization, Petrowest's Rentals Partnership will acquire the businesses historically conducted by Northern Tractor and Neuwest Equipment and will operate these businesses under those names as the Heavy Equipment Rentals Division. Typical rental contracts undertaken by these companies have ranged from a single piece of equipment to 15 pieces of heavy equipment per job site. The Heavy Equipment Rentals Division's equipment will be modern and in a variety of sizes that can be configured to complete various types of work due to the changing seasons as well as specific job requirements. The Heavy Equipment Rentals Division will have approximately 60 pieces of major equipment with an average age of three years including articulated haulers, tracked excavators, crawler dozers, sidebooms, and earth compactors to support oil and gas construction jobs as well as commercial construction company needs. The rentals will be provided from offices in Grande Prairie and Fort McMurray, Alberta. The Heavy Equipment Rentals Division will acquire from the Acquired Companies renewable contracts with key customers and repeat customers. The Heavy Equipment Rentals Division will provide rentals both internally amongst Petrowest's divisions and externally to other companies involved in the western Canadian oil and gas industry.

The following charts illustrate the financial performance of the Acquired Companies whose assets are to be transferred to the Heavy Equipment Rentals Division for the periods indicated:



Northern Tractor
11.1% CAGR
(C$ millions)
$5.2
$3.0
$5.4
$3.2
$4.0
Revenue
Adjusted EBITDA
2003
2004
2005
Note: Based on annual audited financials for years ending September 30, 2003, 2004, and 2005.
Neuwest Equipment Rentals
121.1% CAGR
(C$ millions)
$0.4
($0.0)
$1.4
$0.2
$2.1
Revenue
Adjusted EBITDA
2003
2004
2005
Note: Based on annual audited financials for years ending October 31, 2003, 2004, and 2005.

See "Non-GAAP Measures" and Schedule "C" - "Reconciliation of Net Earnings to EBITDA and Adjusted EBITDA".

Operational Strengths

As a result of its focused "first and last line of services" approach in providing key services to the oil and gas industry in the pre-drilling and post-completion phases, Petrowest will enjoy several operational strengths that will benefit customers. Petrowest's major operational strengths include:

- **Ability to Provide a "One-Stop-Shop" Service Approach** – As a result of the broad spectrum of energy services businesses which will comprise Petrowest's oil and gas clients will have access to a full range of pre-drilling and post-completion services. Industry trends suggest that oil and gas companies prefer to utilize a services company that can provide a full range of services as opposed to procuring the same services from a host of sources. Benefits to the client include reduced overhead costs, a reduction in invoicing and accounting procedures, reduced wait times for services and increased efficiency in procuring pre-drilling and post-completion services. This model allows clients to meet the shorter time frames demanded by an environment where it is becoming increasingly difficult to engage services in a timely manner due to the general robustness of the energy sector coupled with labour challenges.

- **Intra-Company Synergies** – Each operating division within Petrowest will possess the ability to provide services to other divisions to facilitate its customers' specific pre-drilling and post-completion needs. Petrowest's clients will benefit from Petrowest's cross-company utilization strategies that otherwise would be absent. For example, the Civil Services Division can take advantage of the Transportation and Hauling Division's ability to provide hauling needs resulting in increased utilization rates due to reduced down time.

- **Ability to Service Large Scale Contracts** -- Petrowest's combined divisions will be positioned to take advantage of larger contract jobs as a result of its increased capacity to provide a full range of pre-drilling and post-completion services at competitive rates and in geographic areas that are comparatively difficult to access for smaller service companies. In northern Alberta and British Columbia, where well site lease-building costs are much greater than at conventional locations with relatively easy year-round access, this advantage will become increasingly strategic.

- **Competitive Pricing** – Petrowest intends to provide its customers with high-quality services using competitive pricing in an environment where costs are becoming increasingly high. By offering clients a full range of pre-drilling and post-completion services, Petrowest will have the ability to meet customer price points with greater flexibility and customer satisfaction.

- **Quality Equipment Fleet** – With the acquisition of a fleet of equipment with an average age of 4.5 years and an increased access to growth capital, Petrowest will utilize an equipment fleet that is new and well-maintained. This will result in greater safety standards and reduced down times due to equipment breakdowns. As a result, clients will benefit from greater reliability in the performance of Petrowest's full range of pre-drilling and post-completion services.

- **People** – The key operating and technical people that comprise the four divisions within Petrowest will represent a valuable and important component of Petrowest's operational strengths. Given the current labour shortages in western Canada combined with senior management attrition in the energy services industry generally, it is important to understand that the key managers of the Acquired Companies have been in place with the Acquired Companies for an average of 17 years. Additionally, the respective middle management and employees of the Acquired Companies are dedicated to their businesses and have proven their commitment and loyalty by their long-term employment tenures. Petrowest's human resource assets will be key in its overall profitability and customer satisfaction, both near and long term.

Investment Opportunity

Petrowest intends to sustain and increase its cash flow and distributions through both organic growth and acquisitions of other energy services businesses that have similar characteristics to the Acquired Companies.

Management expects Petrowest to have the following notable attributes:

- ownership of established businesses that provide the full-range of pre-drilling and post-completion services to the northern region of the WCSB;

- alignment of management and Unitholder interests through the subordination of management's equity interest and structured escrow terms on the Units acquired by the founding Unitholders as well as structured

escrow terms on the Trust Units acquired by the shareholders of each of the Acquired Companies. See "Escrowed and Subordinated Securities";

- strong balance sheet with financial flexibility to balance between internal growth and payout of distributions to investors;
- high historic profitability of the Acquired Companies with average Adjusted EBITDA margins over 30%;
- an initial monthly distribution of $• per Unit. See "Summary of Distributable Cash";
- well positioned to capitalize on robust industry activity levels and future northern development opportunities through internal growth and acquisition opportunities;
- modern and well-maintained major equipment with an average age of approximately 4.5 years, providing a solid, cost-effective foundation from which growth can occur;
- focused and experienced executive management team and board of directors;
- focused growth strategy through a combination of internal, organic growth coupled with strategic accretive acquisitions; and
- tax effective trust structure which will facilitate access to capital that can be used for investments in equipment and strategic acquisitions.

Strategy

Petrowest's corporate strategy will be to develop a long-term business which delivers sustainable and increasing per Unit distributions by growing its Road and Lease Construction, Transportation and Hauling, Heavy Equipment Rentals and Civil Services divisions. Petrowest intends to achieve this by integrating the businesses conducted by the Acquired Companies and establishing Petrowest as the recognized pre-drilling and post-completion service provider to the northern region of the WCSB. Petrowest will consider expanding the number of businesses within the divisions and adding other businesses and divisions if acquisition candidates meet Petrowest's acquisition criteria. See "Strategy - Acquisitions."

Petrowest anticipates acquiring approximately $32 million of new equipment over the next twelve months. This expenditure will be funded by operating leases and $8.3 million of working capital. These expenditures will add equipment to each of Petrowest's divisions to allow for future growth. This equipment has been ordered and management anticipates that the majority of this equipment will be utilized by Petrowest later in the third quarter of 2006.

Petrowest intends to integrate the businesses conducted by the Acquired Companies and future acquisitions within the divisions. Further, Petrowest intends to capitalize on the track records of the Acquired Companies with respect to commitment to customer service, operational efficiency, health and safety and financial return and profitability.

Petrowest will operate in the northern region of the WCSB, principally from Grande Prairie, Alberta. At the present time, Petrowest does not intend to expand operations into eastern Canada, the United States or internationally.

Strategy – Organic Growth

Management expects Petrowest to continue to grow its operations organically in the pre-drilling and post-completion service sectors of the energy services business in the northern region of the WCSB. Management expects to achieve this organic growth through the following strategic plan:

- Petrowest will work within a framework emphasizing integrity, leadership, safety in the workplace and teamwork. Petrowest's management team will provide strategic leadership and performance targets for the divisions. Petrowest's compensation program will include competitive market salary, employee benefit programs and incentive programs. Management and Unitholder interests will be aligned through an incentive program, and a Unit option program and Unit ownership plan. Pursuant to the incentive program, incentive pools will be allocated to the divisions based on success in reaching consolidated business performance and profitability targets. Management, together with the general managers of the operating businesses, will allocate these incentive pools to staff and employees.

- Management believes the existence of long-term relationships between the Acquired Companies and its diversified client base will help to secure consistent demand for Petrowest's equipment and services and provide opportunities for complementary services across Petrowest's divisions. Petrowest will use its multiple businesses to enhance customer service and to provide greater service synergies.

- Petrowest will pursue its expanded scope of services to new clients.

- Petrowest will capitalize on the greater size of Petrowest's operations relative to the individual Acquired Companies to take on larger jobs and contracts.

- Preferred supplier relationships and a bulk purchasing program is expected to provide access to new equipment and consumables on a timely and cost-effective basis.

Strategy - Acquisitions

In addition to Petrowest's internal growth opportunities, management believes there are significant opportunities for Petrowest to make additional accretive acquisitions. Management believes that the western Canadian energy services industry currently includes many localized, privately-owned businesses that would benefit from a combination with Petrowest. Petrowest would provide these businesses with financial and management expertise, cost reduction opportunities, partial monetization, a lower cost of capital and opportunities for on-going growth and expansion.

Petrowest's acquisition strategy is founded on integrity, reliability, service delivery, safe operations and solid financial performance. All future acquisitions must satisfy these criteria. It is expected that businesses acquired by Petrowest will maintain their individual business identities. The selection of target acquisitions will be based on their:

- corporate culture and fit with Petrowest's vision and corporate strategic business plan;

- overlap of synergies with Petrowest's existing competencies, clients, industries and work activities;

- overlap of geographic region and synergy with Petrowest's existing business;

- existing proven management teams that are motivated and experienced;

- financial profitability; and

- accretive financial contribution.

Acquisition candidates must also meet Petrowest's added value criteria and will be expected to provide increased financial performance on a per Unit basis.

Strategy - Integration

Petrowest's integration plans will be specifically designed to allow the divisions to carry on the operations of the Acquired Companies with minimal disruption while ensuring management internal controls and reporting needs are properly developed and maintained.

Integration activities in the first six months after closing of the Concurrent Acquisitions will include:

- improving and enhancing management internal controls, financial reporting, key business indicator processes, credit risk analysis, and operating and capital budgets;
- establishing operating standards with respect to corporate governance, audit, compensation and safety and health, (including public company reporting and investor relation activities);
- instituting employee incentive and compensation strategies designed to retain and attract key personnel;
- convening regular management meetings with senior and middle management to create a model for effective cross-divisional and intra-company communication and business development;
- capitalizing on cross-divisional, intra-company and centralized marketing opportunities and developing strategies for bundling of services;
- consolidating overhead and evaluating other cost reduction measures; and
- executive management and general manager succession planning.

Strategy - Management of Divisions

The Acquired Companies are established businesses with experienced and proven management. Petrowest's management team will have significant involvement in all critical aspects of Petrowest's business and strategic plan, while at the same time allowing the management teams of the Acquired Companies to continue to pursue their respective operational plans within that strategic framework. Petrowest believes it will achieve maximum profitability by allowing each Acquired Company's management team to continue to direct its field operations and the affairs of that business.

Strategic business alignment and the bundling of available services will be encouraged both within and across divisions. Through effective communication, goal setting and incentives, Petrowest's management team will ensure that Petrowest's divisions identify and implement innovative ideas to advance Petrowest's strategic business plan.

Petrowest will have a corporate culture that will allow its general managers to develop their businesses within a strategic framework. A key to Petrowest's success will be to ensure capital is actively and properly employed in achieving and increasing sustainable cash flow generation.

Management

Petrowest's executive management team collectively has over 75 years of experience in the western Canadian oil and gas exploration and production, energy services and construction industries.

Customer Base

Assuming the completion of all of the Concurrent Acquisitions, the aggregate customer base of Petrowest will consist of over 500 entities from the oil and gas exploration and production industry, energy services sector, forestry industry, aggregates industry and government. Petrowest's clients range from large multi-national companies to small, private companies.

Employees

If all of the Acquired Companies are acquired pursuant to the Concurrent Acquisitions, Petrowest will have approximately 325 full-time employees and 85 sub-contract personnel. None of these employees are unionized and most of these employees will be located in Alberta.

Real Estate

At Closing, Petrowest's head office will operate out of owned office space at Suite 204, 10605 Westside Drive, Grande Prairie, Alberta T8V 8E6. Petrowest will operate field offices and out of rented locations in Grande Prairie, Alberta, Fort McMurray, Alberta, and Fort St. John, British Columbia. Petrowest's corporate office will operate out of rented office space in Calgary, Alberta.

The Purchase and Sale Agreements provide that certain real property owned by the Acquired Companies and used in their businesses will be sold by the Acquired Companies to their existing shareholders or their affiliates prior to closing under the Purchase and Sale Agreements and leased back to Petrowest on terms acceptable to Petrowest.

Safety Program

Each of the Acquired Companies has obtained a Certificate of Recognition ("COR") in Alberta. The COR program recognizes that these companies have a basic safety program in place that meets minimum provincial standards. An increasing number of oil and gas companies are requiring that companies that perform energy service work for them have a COR. Alberta Human Resources and Employment and the Petroleum Industry Training Service (the certifying partner for the petroleum industry) issue a COR to companies for achieving the provincial minimum standards for a health and safety program. Companies registered in the Alberta Workers' Compensation Board ("WCB") financial incentive program, Partners in Injury Reduction ("PIR"), are eligible to receive up to a 20% reduction in their WCB premiums for implementing successful health, safety and disability programs and for obtaining a COR. The COR program is part of an industry-wide effort to reduce the number of injuries and incidents. Programs such as the COR program have proved to be effective in reducing the number and severity of injury-related WCB claims. WCB statistics show for 2003, employers participating in the PIR had fewer lost time claims and lower claims costs than those that did not participate.

Petrowest will establish a safety program that will meet or exceed all legislated requirements.

ACQUISITION OF THE ACQUIRED COMPANIES

Purchase and Sale Agreements

Acquisitionco has entered into the Purchase and Sale Agreements providing for the purchase by Acquisitionco of the Acquired Companies for an aggregate base purchase price of $230,934,992, subject to post-closing adjustments. This represents a value of approximately five times the sum of aggregate EBITDA plus management bonuses and non-recurring items for the twelve months ended December 31, 2005 of the Acquired Companies, plus an estimate of adjustments for working capital ($15.7 million), plus amounts paid for equipment after December 31, 2005 ($6.7 million), less an estimate of long-term debt ($23.5 million). Management's estimate of the sum of EBITDA plus management bonuses and non-recurring items of the Acquired Companies was based on financial statements reviewed by the Acquired Companies' independent accountants for the twelve-month period ended December 31, 2005. The aggregate base purchase price will be paid by $103,284,052 in cash and the issuance by the Trust of an aggregate of 12,765,094 Trust Units. The shareholders of the Acquired Companies will enter into an escrow agreement pursuant to which the Units issued to such shareholders will be placed in escrow. See "Escrowed and Subordinated Securities".

Post-closing, an audit of the working capital, shareholder loans and long term debt of each of the Acquired Companies as at the closing date of the acquisition of the Acquired Companies will be performed. Subject to certain conditions the results of this audit will be used to determine whether a positive or negative cash adjustment will be made to the aggregate base purchase price for the Acquired Companies. The aggregate base purchase price and its allocation among cash and Units in respect of each of the Acquired Companies is set forth below.

Base Purchase Price

Acquired Company	Cash	Units	Aggregate[1]
Road and Lease Construction Services Division			
Gordon Bros. Construction	$ 5,922,429	888,363	$14,806,059
Roy Larson Construction	$11,909,810	1,190,981	$23,819,620
Wales Contractors	$13,918,380	1,391,838	$27,836,760
Subtotal	$31,750,619	3,471,182	$66,462,439
Transportation and Hauling Division			
D & D Well Services	$28,721,958	2,872,194	$57,443,898
Murtron Hauling	$ 6,105,680	915,851	$15,264,190
Subtotal	$34,827,638	3,788,045	$72,708,088
Civil Services Division			
R Bee Crushing	$19,572,540	2,935,881	$48,931,350
S.O.S. Oilfield Safety	$ 3,480,855	522,128	$ 8,702,135
Subtotal	$23,053,395	3,458,009	$ 57,633,485
Heavy Equipment Rentals Division			
Neuwest Equipment	$ 4,153,405	623,010	$10,383,505
Northern Tractor	$ 9,498,995	1,424,848	$23,747,475
Subtotal	$13,652,400	2,047,858	$34,130,980
Total	$103,284,052	12,765,094	$230,934,992

Notes:

(1) For the purposes of calculation of the Aggregate, the Trust Units are attributed a value of $10.00 each.

Each of the Purchase and Sale Agreements contains representations and warranties in favour of Acquisitionco and each of the Acquired Companies customary for transactions of this nature including representations and warranties respecting the Acquired Companies corporate status, financial status, employees, assets, real property and the absence of environmental claims. Subject to the Acquisition Condition, each of the Concurrent Acquisitions is expected to close concurrently. Closing of the Concurrent Acquisitions is subject to customary mutual conditions and customary conditions for the benefit of Acquisitionco and for the benefit of the shareholders of the Acquired Companies. Certain specific mutual conditions include:

(a) the Trust Units shall have been approved for listing upon the TSX subject only to conditions which may reasonably be expected to be satisfied within the 10 business days following the closing date;

(b) the distribution of not less than 8.5 million Trust Units and not more than 16 million Trust Units at a price not less than $10.00 for aggregate gross proceeds of not less than $85 million and not more than $160 million shall have closed or be closing at the closing time;

(c) such of the Concurrent Acquisitions as have an aggregate base purchase price not less than $100 million shall have closed or be closing at the closing time; and

(d) certain officers and key personnel of the Acquired Companies shall have executed and delivered management agreements.

Subject to certain limited exceptions, all representations, warranties and covenants contained in the Purchase and Sale Agreements on the part of each of the parties survive the closing of the acquisition of the Acquired Companies, the execution and delivery under the Purchase and Sale Agreements of any share or security transfer instruments or other documents of title to any of the shares and the payment of the consideration for the shares.

Subject to certain limited exceptions, each of the vendors of the shares of the Acquired Companies have agreed, in their respective Purchase and Sale Agreement, to indemnify and save harmless each of Acquisitionco and

the Trust and their affiliates from and against all losses, costs and damages and liabilities and obligations which they suffer, sustain, pay or incur, directly or indirectly as a consequence of or in connection with a breach of a representation or warranty made by any of the vendors or Acquired Companies in their respective Purchase and Sale Agreements or a breach by any such vendor or Acquired Company of any of the covenants made by any thereof in the Purchase and Sale Agreements; or as a consequence of or in connection with any environmental matter relating to the applicable Acquired Company or its assets prior to the closing time except any such losses, costs and damages as have been caused by or result from the negligence or wilful misconduct of any such indemnified person.

Purchasers of Trust Units pursuant to this offering may not have a direct statutory right of action against each vendor of the shares of the Acquired Companies for a misrepresentation in this prospectus in respect of the Acquired Companies. Purchasers are advised to review the terms of the Purchase and Sale Agreements for a complete description of the representations, warranties and indemnities and related liabilities of the vendors of the shares of the Acquired Companies. Copies of the Purchase and Sale Agreements may be inspected at Petrowest's head office during normal business hours during the period of distribution of the Trust Units.

Management Contracts

Thirteen principals of the Acquired Companies have agreed to enter into management employment agreements with the General Partner for terms ranging from two to five years. However, such agreements may be terminated by the employee on giving one month's notice. Each of these management employment agreements contains non-competition, confidentiality and indemnity provisions. The non-competition provisions continue until the later of the expiry of the term of the contract or two years from the date the employee ceases to be an employee of Petrowest.

Operating Histories

The following table sets forth the year each of the Acquired Companies or their predecessors, as applicable, was established and the years of operation for each of the Acquired Companies.

Acquired Company	Year Established	Years of Operation
Road and Lease Construction Services Division		
Gordon Bros. Construction	1974	32
Roy Larson Construction	1986	20
Wales Contractors	1984	22
Average		**25**
Transportation and Hauling Division		
D & D Well Services	1987	19
Murtron Hauling	1984	23
Average		**21**
Civil Services Division		
R Bee Crushing	1986	20
S.O.S. Oilfield Safety	1997	9
Average		**15**
Heavy Equipment Rentals Division		
Neuwest Equipment	2001	5
Northern Tractor	1999	7
Average		**6**
Combined Acquired Company Average		**17**

Each of the Acquired Companies has an established operating history of at least five years with a group average of 17 years. Management believes that the businesses of the Acquired Companies will provide Petrowest with a strong presence in its chosen target markets.

Petrowest believes that each of the Acquired Companies have solid relationships with their customers and suppliers and represent businesses that can be expanded both internally as well as vertically.

DIVISIONAL STRUCTURE

The following is a breakdown of the relative revenue and EBITDA contributions of the Acquired Companies based on historical financial information of the Acquired Companies for the twelve months ended October 31, November 30 or December 31, 2005.



Unaudited 12-Month Revenue Contribution
Wales 15%
Northern Tractor 6%
Neuwest 2%
D&D 23%
R Bee 17%
Gordon Bros. 7%
S.O.S. 4%
Murtron 10%
Roy Larson 16%



Unaudited 12-Month Adjusted EBITDA Contribution
Wales 14%
Northern Tractor 10%
Neuwest 2%
R Bee 18%
D&D 27%
Gordon Bros. 6%
S.O.S. 4%
Murtron 5%
Roy Larson 14%

Notes:

(1) The financial year-ends of the Acquired Companies are as follows: Wales Contractors – August 31, Roy Larson Construction – May 31, Gordon Bros. Construction – September 30, D&D Well Services – December 31, Murtron Hauling – October 31, R Bee Crushing – April 30, S.O.S. Oilfield Safety – August 31, Northern Tractor – September 30 and Neuwest Equipment Rentals – October 31. The information presented was derived from, in respect of D&D Well Services, Murtron Hauling and Neuwest Equipment Rentals, the audited combined income statements for the twelve-month periods ended December 31, 2005, October 31, 2005, October 31, 2005, respectively, and in respect of Wales Contractors, Roy Larson Construction, Gordon Bros. Construction, R Bee Crushing, S.O.S. Oilfield Safety and Northern Tractor, the unaudited income statements for the twelve-month periods ended November 30, 2005, November 30, 2005, December 31, 2005, October 31, 2005, November 30, 2005 and December 31, 2005, respectively, constructed for the purpose of preparing the unaudited pro forma consolidated statement of income of the Trust for the twelve-month period ended December 31, 2005. See "Selected Pro Forma Consolidated Financial Information".

(2) See Schedule "C" - "Reconciliation of Net Earnings to EBITDA and Adjusted EBITDA".

(3) See "Non-GAAP Measures".

Road and Lease Construction Division

The Road and Lease Construction Division of Petrowest will operate through the Construction Partnership and will consist of the businesses historically operated by Gordon Bros. Construction, Roy Larson Construction and Wales Contractors.

Gordon Bros. Construction

On May 23, 2006, Acquisitionco entered into an agreement with Gordon Bros. Construction and its shareholders to acquire all of the issued and outstanding shares of Gordon Bros. Construction for a base purchase price of $14,806,059, subject to post closing adjustments, to be paid by $5,922,429 in cash and by the issuance of an aggregate of 888,363 Trust Units.

Gordon Bros. Construction is based in Valleyview, Alberta and specializes in the construction of well site leases, road building and well site reclamation. In 2005, Gordon Bros. Construction built approximately 60 to 70 well site leases, constructed 15 kilometres of roads and performed 15 well site reclamations.

Gordon Bros. Construction was co-founded by Mr. Robert Gordon who has 40 years of experience in the energy services business and is managed by Mr. Troy Gordon who has 10 years of experience in the oilfield services business. It is a condition of the Purchase and Sale Agreement regarding Gordon Bros. Construction that Troy Gordon enter into a management agreement with Petrowest as a General Manager for a term of five years.

Gordon Bros. Construction has a current workforce of approximately 30 permanent and five contract employees who range from superintendents, truckers, equipment operators to labourers and have a collective average of ten years of industry experience.

Gordon Bros. Construction's clients include major oil and gas companies and oil and drilling rig companies.

Gordon Bros. Construction's major equipment has an average age of five years and can be configured to complete various types of work including major dirt moving, major restorations and high volume projects due to industry seasonality. Gordon Bros. Construction owns approximately 25 pieces of rolling stock and two camps to support well site lease building, road construction and well site reclamation activities, including amphibious track machines for access to muskeg and semi-frozen terrain and snow making equipment for constructing winter roads and crossing waterways.

The following table presents a summary of historical financial data for Gordon Bros. Construction for each of its three fiscal years ended September 30, 2005, 2004 and 2003 and for the six month periods ended March 31, 2006 and 2005 derived from the financial statements of Gordon Bros. Construction at each of these dates and for the periods then ended. The following data should be read along with "Management's Discussion and Analysis of Gordon Bros. Construction" and the financial statements and related notes of Gordon Bros. Construction included in this prospectus.

	Six Months Ended March 31		Years ended September 30		
	2006	2005	2005	2004	2003
Income Statement Data					
Revenues	$ 6,607,050	$ 5,390,779	$ 8,604,638	$ 7,779,706	$ 6,631,681
Operating and Administrative Expenses	$ 4,367,561	$ 3,630,051	$ 6,355,041	$ 6,020,817	$ 4,781,686
Gain (loss) on sales of property and equipment and investments	$ 86,185	$ 85,201	$ 261,204	$ 55,382	$ (7,941)
Adjusted EBITDA	$ 2,325,674	$ 1,845,929	$ 2,510,801	$ 1,814,271	$ 1,842,054
Management Bonus	$ 1,611,065	$ 1,110,280	$ 612,000	$ 272,500	$ 976,000
EBITDA	$ 714,609	$ 735,649	$ 1,898,801	$ 1,541,771	$ 866,054
Amortization and interest	$ 603,894	$ 590,299	$ 1,320,469	$ 1,133,257	$ 799,170
Income before taxes	$ 110,715	$ 145,350	$ 578,332	$ 408,514	$ 66,884
Income taxes	$ 17,847	$ 23,430	$ 93,202	$ 69,730	$ 13,925
Net Income	$ 92,868	$ 121,920	$ 485,130	$ 338,784	$ 52,959
Balance Sheet Data					
Current assets	$ 2,730,139		$ 2,200,156	$ 1,072,593	
Capital assets	$ 3,719,849		$ 4,057,166	$ 3,805,278	
Other assets	$ 86,537		$ 70,946	$ 2,998	
Total assets	$ 6,536,525		$ 6,328,268	$ 4,880,869	
Current liabilities	$ 3,874,821		$ 3,291,446	$ 2,473,243	
Long term debt	$ 1,044,692		$ 1,512,678	$ 1,413,458	
Future income taxes	$ 67,514		$ 67,514	$ 22,668	
Total liabilities	$ 4,987,027		$ 4,871,638	$ 3,909,369	
Share capital	$ 44		$ 44	$ 44	
Retained earnings	$ 1,549,454		$ 1,456,586	$ 971,456	
Total shareholders' equity	$ 1,549,498		$ 1,456,630	$ 971,500	
Total liabilities and shareholders' equity	$ 6,536,525		$ 6,328,268	$ 4,880,869	

Roy Larson Construction

On May 23, 2006, Acquisitionco entered into an agreement with Roy Larson Construction and its shareholders to acquire all of the issued and outstanding shares of Roy Larson Construction for a base purchase price of $23,819,620, subject to post closing adjustments, to be paid by $11,909,810 in cash and by the issuance of an aggregate of 1,190,981 Trust Units.

Roy Larson Construction is based in Rycroft, Alberta and specializes in well site construction, road building and well site clean-up and restoration. Roy Larson Construction also provides private commercial subdivision construction services. In 2005, Roy Larson Construction built approximately 175 to 200 well site leases, constructed 35 kilometres of roads and provided services for two subdivisions in and around Grande Prairie, Alberta.

Roy Larson Construction is managed by Mr. Roy Larson who has 22 years experience in the energy services sector. It is a condition of the Purchase and Sale Agreement regarding Roy Larson Construction that Roy Larson and Georgie Larson enter into management agreements with Petrowest as General Manager and Operations Manager, respectively, with terms of five and two years, respectively.

Roy Larson Construction has a current workforce of approximately 60 permanent employees with average industry experience of eight years and 15 contract employees who include superintendents, truckers, equipment operators and labourers.

Roy Larson Construction's clients consist primarily of major oil and gas companies.

Roy Larson Construction's major equipment has an average age of three years and can be configured to complete various types of work that includes major dirt moving, major restorations and high volume projects required by the changing seasons. Roy Larson Construction owns approximately 40 pieces of rolling stock to support the lease building and road construction activities.

The following table presents a summary of historical financial data for Roy Larson Construction for each of its three fiscal years ended May 31, 2005, 2004 and 2003 and for the nine month periods ended February 28, 2006 and 2005 derived from the financial statements of Roy Larson Construction at each of these dates and for the periods then ended. The following data should be read along with "Management's Discussion and Analysis of Roy Larson Construction" and the financial statements and related notes of Roy Larson Construction included in this prospectus.

	Nine Months Ended February 28		Years ended May 31		
	2006	2005	2005	2004	2003
Income Statement Data					
Revenues	$17,011,548	$14,766,618	$18,442,453	$13,280,703	$12,268,062
Operating and Administrative Expenses	$11,403,051	$ 9,301,983	$12,758,236	$ 9,700,797	$ 9,900,758
Gain (loss) on sales of property and equipment	$ 481,498	$ (25,853)	$ 82,986	$ 281,744	$ -
Adjusted EBITDA	$ 6,089,995	$ 5,438,782	$ 5,767,113	$ 3,861,650	$ 2,367,304
Management Bonus	$ 2,523,098	$ 3,200,963	$ 2,972,000	$ 1,539,500	$ 1,019,400
EBITDA	$ 3,566,897	$ 2,237,819	$ 2,795,113	$ 2,322,150	$ 1,347,904
Amortization and interest	$ 2,274,268	$ 1,704,262	$ 2,431,696	$ 1,804,000	$ 1,323,645
Income before taxes	$ 1,292,629	$ 533,557	$ 363,417	$ 518,150	$ 24,259
Income taxes	$ 208,855	$ 86,922	$ 49,356	$ 93,360	$ 6,835
Net Income	$ 1,083,774	$ 446,635	$ 314,061	$ 424,790	$ 17,424
Balance Sheet Data					
Current assets	$ 5,264,539		$ 3,767,721	$ 1,836,573	
Capital assets	$10,507,490		$ 8,244,270	$ 6,337,672	
Other assets	$ 25,873		$ 25,873	$ 25,808	
Total assets	$15,797,902		$12,037,864	$ 8,200,053	
Current liabilities	$ 7,497,409		$ 7,161,511	$ 4,712,424	
Long term debt	$ 5,428,630		$ 3,161,693	$ 2,105,888	
Future income taxes	$ 166,862		$ 93,433	$ 74,575	
Total liabilities	$13,092,901		$10,416,637	$ 6,892,887	
Share capital	$ 150		$ 150	$ 150	
Retained earnings	$ 2,704,851		$ 1,621,077	$ 1,307,016	
Total shareholders' equity	$ 2,705,001		$ 1,621,227	$ 1,307,166	
Total liabilities and shareholders' equity	$15,797,902		$12,037,864	$ 8,200,053	

Wales Contractors

On May 23, 2006, Acquisitionco entered into an agreement with Wales Contractors and its shareholders to acquire all of the issued and outstanding shares of Wales Contractors for a base purchase price of $27,836,760 subject to post closing adjustments, to be paid by $13,918,380 in cash and by the issuance of an aggregate of 1,391,338 Trust Units.

Wales Contractors is based in Grande Prairie, Alberta and specializes in well site construction and road building. In 2005, Wales Contractors built approximately 175 to 200 well site leases and constructed 35 to 40 kilometers of roads.

Wales Contractors is managed by Mr. Gerry Wales who has 36 years experience in the energy services sector. It is a condition of the Purchase and Sale Agreement regarding Wales Contractors that Gerry Wales and Laurie Wales each enter into a management agreement with Petrowest as General Manager and Administrative Manager for two year terms, respectively.

Wales Contractors has a current workforce of approximately 45 permanent employees with an average industry experience of ten years and 15 contract employees who include superintendents, equipment operators and labourers. Many of Wales Contractors' employees have been with the company since it was founded in 1984.

Wales Contractors' clients include major Alberta based oil and gas companies and oil and gas drilling rig companies.

Wales Contractors' major equipment has an average age of five years and can be configured to complete various types of work major dirt moving, lease construction, major restorations and high volume projects due to the changing seasons. Wales Contractors owns approximately 30 pieces of rolling stock to support their lease building and road construction activities, including twin engine scrapers, dozers, excavators and compactors. There are preferred contracts and agreements in place with key customers including repeat customers.

The following table presents a summary of historical financial data for Wales Contractors for each of its three fiscal years ended August 31, 2005, 2004 and 2003 and for the six month periods ended February 28, 2006 and 2005 derived from the financial statements of Wales Contractors at each of these dates and for the periods then ended. The following data should be read along with "Management's Discussion and Analysis of Wales Contractors" and the financial statements and related notes of Wales Contractors included in this prospectus.

	Six Months Ended February 28		**Years ended August 31**		
	2006	**2005**	**2005**	**2004**	**2003**
Income Statement Data					
Revenues	$10,767,981	$10,703,652	$19,088,080	$11,021,096	$ 8,718,423
Operating and administrative expenses	$ 7,320,964	$ 7,103,274	$13,078,811	$ 7,239,206	$ 5,786,626
Gain on sales of property and equipment	$ -	$ 364,309	$ 445,945	$ 153,522	$ 60,986
Adjusted EBITDA	$ 3,447,017	$ 3,964,687	$ 6,455,214	$ 3,935,412	$ 2,992,783
Management Bonus	$ 1,989,644	$ 2,303,084	$ 3,900,000	$ 1,720,000	$ 1,160,000
EBITDA	$ 1,457,373	$ 1,661,603	$ 2,555,214	$ 2,215,412	$ 1,832,783
Amortization and interest	$ 1,192,455	$ 1,298,724	$ 2,251,418	$ 1,822,230	$ 1,563,786
Income before taxes	$ 264,918	$ 362,879	$ 303,796	$ 393,182	$ 268,997
Income taxes	$ 44,156	$ 60,244	$ 24,403	$ 45,400	$ 49,206
Net Income	$ 220,762	$ 302,635	$ 279,393	$ 347,782	$ 219,791
Balance Sheet Data					
Current assets	$ 5,601,437		$ 4,805,363	$ 3,492,909	
Capital assets	$ 8,283,740		$ 8,617,807	$ 7,929,274	
Other assets	$ 1,093,261		$ 1,097,677	$ 921,135	
Total assets	$14,978,438		$14,520,847	$12,343,318	
Current liabilities	$ 7,039,127		$ 6,051,028	$ 4,234,250	
Long term debt	$ 1,400,740		$ 2,095,790	$ 2,025,940	
Future income taxes	$ 487,096		$ 498,724	$ 487,216	

	Six Months Ended February 28	Years ended August 31	
	2006	2005	2004
Total liabilities	$ 8,926,963	$ 8,645,542	$ 6,747,406
Share capital	$ 338	$ 338	$ 338
Retained earnings	$ 6,051,137	$ 5,874,967	$ 5,595,574
Total shareholders' equity	$ 6,051,475	$ 5,875,305	$ 5,595,912
Total liabilities and shareholders' equity	$14,978,438	$14,520,847	$12,343,318

Transportation and Hauling Division

The Transportation and Hauling Division of Petrowest will operate through the Transportation Partnership and will consist of the businesses historically operated by D&D Well Services and Murtron Hauling.

D&D Well Services

On May 23, 2006, Acquisitionco entered into an agreement with D&D Well Services and its shareholders to acquire all of the issued and outstanding shares of D&D Well Services for a base purchase price of $57,443,898, subject to post closing adjustments, to be paid by $28,721,958 in cash and by the issuance of 2,872,194 Trust Units.

D&D Well Services is based in Grande Prairie, Alberta and specializes in the transportation, (mobilization and demobilization) of drilling rigs, service rigs and heavy equipment to well sites.

D&D Well Services is managed by Mr. Dennis Geherman who is assisted by Mr. Darcy Geherman and Mr. Rudy Geherman who have 31, 14 and 12 years of experience in the energy services sector, respectively. It is a condition of the Purchase and Sale Agreement regarding D&D Well Services that Dennis Geherman, Rudy Geherman, Darcy Geherman and Donna Geherman enter into management agreements with Petrowest as General Managers with terms of three, five, five, and three years, respectively.

D&D Well Services has a current workforce of approximately 75 employees with average industry experience of ten years who range from truckers, equipment operators, mechanics to labourers.

D&D Well Services has approximately 60 pieces of heavy equipment (mobile units), with an average age of five years.

D&D Well Services' clients include major Alberta-based oil and gas companies and oil and gas drilling rig companies.

The following table presents a summary of historical financial data for D&D Well Services for each of its three fiscal years ended December 31, 2005, 2004 and 2003 and for the three month periods ended March 31, 2006 and 2005 derived from the financial statements of D&D Well Services at each of these dates and for the periods then ended. The following data should be read along with "Management's Discussion and Analysis of D&D Well Services" and the financial statements and related notes of D&D Well Services included in this prospectus.

	Three Months Ended March 31		Years ended December 31		
	2006	2005	2005	2004	2003
Income Statement Data					
Revenues	$16,258,758	$ 9,809,891	$30,601,395	$20,913,219	$14,561,891
Operating and administrative expenses	$11,117,464	$ 6,274,277	$19,582,428	$15,175,087	$11,066,657
Gain (loss) on sales of property and equipment	$ 472	$ -	$ 109,689	$ 249,344	$ (558)
Adjusted EBITDA	$ 5,141,766	$ 3,535,614	$11,128,656	$ 5,987,476	$ 3,494,676
Management Bonus	$ 3,730,990	$ 2,117,080	$ 7,425,000	$ 3,789,000	$ 2,235,000
EBITDA	$ 1,410,776	$ 1,418,534	$ 3,703,656	$ 2,198,476	$ 1,259,676
Amortization and interest	$ 512,639	$ 492,581	$ 2,169,370	$ 1,468,753	$ 916,003
Income before taxes	$ 898,137	$ 925,953	$ 1,534,286	$ 729,723	$ 343,673
Income taxes	$ 146,591	$ 153,704	$ 325,453	$ 109,325	$ 59,663
Net Income	$ 751,546	$ 772,249	$ 1,208,833	$ 620,398	$ 284,010
Balance Sheet Data					
Current assets	$18,045,661		$10,401,154	$ 5,658,085	
Capital assets	$ 6,007,556		$ 6,465,423	$ 5,116,936	
Total assets	$24,053,217		$16,866,577	$10,775,021	
Current liabilities	$19,828,900		$13,299,286	$ 9,124,138	
Long term debt	$ 556,364		$ 651,053	$ 13,365	
Future income taxes	$ 173,445		$ 173,276	$ 103,789	
Total liabilities	$20,558,709		$14,123,615	$ 9,241,292	
Share capital	$ 500		$ 500	$ 100	
Retained earnings	$ 3,494,008		$ 2,742,462	$ 1,533,629	
Total shareholders' equity	$ 3,494,508		$ 2,742,962	$ 1,533,729	
Total liabilities and shareholders' equity	$24,053,217		$16,866,577	$10,775,021	

Murtron Hauling

On May 23, 2006, Acquisitionco entered into an agreement with Murtron Hauling and its shareholders to acquire all of the issued and outstanding shares of Murtron Hauling for a base purchase price of $15,264,190, subject to post closing adjustments, to be paid by $6,105,680 in cash and by the issuance of an aggregate of 915,851 Trust Units.

Murtron Hauling is based in Grande Prairie, Alberta and specializes in the transportation of gravel, heavy equipment and logs for the civil construction, energy services and forestry industries.

Murtron Hauling is managed by Mr. Murray Head who is assisted by Mr. Ron Head who have 22 and 27 years of experience in the transportation sector, respectively. It is a condition of the Purchase and Sale Agreement regarding Murtron Hauling that Murray Head and Ron Head enter into management agreements with Petrowest as General Manager and Operations Manager, respectively, for terms of five years.

Murtron Hauling has a current workforce of approximately 30 permanent employees, with an average industry experience of ten years, and 25 contract employees ranging from truckers, equipment operators and labourers.

Murtron Hauling's clients include Alberta based all-wood processing mills, various counties and private corporations. Typical logging contract jobs undertaken have been between 300,000 to 400,000 cubic meters of timber loaded and hauled. In 2005, Murtron Hauling loaded and hauled approximately 500,000 cubic meters of logs, and transported 400,000 tonnes of gravel-based products and approximately 700 pieces of heavy equipment.

Murtron Hauling's major equipment can be configured to complete various types of work due to seasonality. There are approximately 20 pieces of heavy equipment to support the log loading and hauling, gravel moving and heavy equipment moving functions with an average age of five years. Murtron Hauling enjoys several preferred supplier agreements.

The following table presents a summary of historical financial data for Murtron Hauling for each of its three fiscal years ended October 31, 2005, 2004 and 2003 and for the six month periods ended April 30, 2006 and 2005 derived from the financial statements of Murtron Hauling at each of these dates and for the periods then ended. The following data should be read along with "Management's Discussion and Analysis of Murtron Hauling" and the financial statements and related notes of Murtron Hauling included in this prospectus.

	Six Months Ended April 30		Years ended October 31		
	2006	2005	2005	2004	2003
Income Statement Data					
Revenues	$ 8,366,646	$ 5,142,120	$12,278,395	$10,664,509	$ 7,558,729
Operating and administrative expenses	$ 6,506,469	$ 4,360,988	$10,010,786	$ 8,307,609	$ 6,029,268
Gain on sale of equipment	$ 65,976	$ 3,482	$ 21,003	$ 105,168	$ 69,138
Adjusted EBITDA	$ 1,926,153	$ 784,614	$ 2,288,612	$ 2,462,068	$ 1,598,599
Management Bonus	$ 1,412,178	$ -	$ 910,000	$ 827,000	$ 211,000
EBITDA	$ 513,975	$ 784,614	$ 1,378,612	$ 1,635,068	$ 1,387,599
Amortization and interest	$ 387,259	$ 421,664	$ 923,730	$ 867,139	$ 758,235
Income before taxes	$ 126,716	$ 362,950	$ 454,882	$ 767,929	$ 629,364
Income taxes	$ 21,326	$ 60,207	$ 69,953	$ 149,892	$ 132,974
Net Income	$ 105,390	$ 302,743	$ 384,929	$ 618,037	$ 496,390
Balance Sheet Data					
Current assets	$ 2,082,698		$ 2,894,058	$ 3,072,719	
Capital assets	$ 2,260,176		$ 2,609,840	$ 2,557,222	
Other assets	$ -		$ -	$ -	
Total assets	$ 4,342,874		$ 5,503,898	$ 5,629,941	
Current liabilities	$ 2,300,437		$ 2,723,149	$ 3,261,256	
Long term debt	$ 200,273		$ 331,715	$ 291,076	
Future income taxes	$ 66,804		$ 59,064	$ 68,568	
Total liabilities	$ 2,567,514		$ 3,113,928	$ 3,620,900	
Share capital	$ 200		$ 200	$ 200	
Retained earnings	$ 1,775,160		$ 2,389,770	$ 2,008,841	
Total shareholders' equity	$ 1,775,360		$ 2,389,970	$ 2,009,041	
Total liabilities and shareholders' equity	$ 4,342,874		$ 5,503,898	$ 5,629,941	

Civil Services Division

The Civil Services Division of Petrowest will operate through the Civil Partnership and will consist of the businesses historically operated by R Bee Crushing and S.O.S. Oilfield Safety.

R Bee Crushing

On May 23, 2006, Acquisitionco entered into an agreement with R Bee Crushing and its shareholders to acquire all of the issued and outstanding shares of R Bee Crushing for a base purchase price of $48,931,350, subject to post closing adjustments, to be paid by $19,572,540 in cash and by the issuance of an aggregate of 2,935,881 Trust Units.

R Bee Crushing is based in Grande Prairie, Alberta and specializes in full-range rock crushing including pit run crushing and quarry crushing. To a lesser extent, R Bee Crushing engages in the stripping and cleaning of quarry pits.

R Bee Crushing is managed by Mr. Bernie Reed who has 23 years of experience in the industry. It is a condition of the Purchase and Sale Agreement regarding R Bee Crushing that Bernie Reed enter into a management agreement with Petrowest as General Manager for a term of five years.

R Bee Crushing has a current workforce of approximately 60 permanent employees ranging from superintendents, equipment operators to labourers. The employees have an average of approximately eight years of industry experience.

R Bee Crushing's customers consist of major private, highway construction companies and government bodies.

Typical contract jobs that are undertaken have been between 100,000 to 500,000 tonnes. The largest single project completed to date was 1,100,000 tonnes. In 2005, R Bee Crushing produced approximately 5,500,000 tonnes of crushed rock. The types of products manufactured by R Bee Crushing are highway base aggregates, asphalt aggregates, concrete aggregates and general crushed products.

R Bee Crushing has approximately 90 pieces of large capacity heavy equipment with an average age of six years and that are capable of several types of commercial configurations. R Bee Crushing's equipment includes four twin spreads for higher volume pits and larger contracts each consisting of two cone crushers, two jaw crushers, four screen decks and two power plants. The spreads are self-contained and are mobile. Altogether, R Bee Crushing has approximately 200 pieces of rolling stock to support its crushing operation.

The following table presents a summary of historical financial data for R Bee Crushing for each of its three fiscal years ended April 30, 2005, 2004 and 2003 and for the nine month periods ended January 31, 2006 and 2005 derived from the financial statements of R Bee Crushing at each of these dates and for the periods then ended. The following data should be read along with "Management's Discussion and Analysis of R Bee Crushing" and the financial statements and related notes of R Bee Crushing included in this prospectus.

	Nine Months Ended January 31		Years ended April 30		
	2006	2005	2005	2004	2003
Income Statement Data					
Revenues	$19,740,786	$16,516,711	$22,836,900	$14,829,085	$ 9,657,971
Operating and administrative expenses	$13,928,297	$11,777,023	$15,920,599	$11,015,659	$ 7,054,236
Gain (loss) on sales of property and equipment	$ 225,660	$ 646,950	$ 612,630	$ 271,997	$ (76,287)
Adjusted EBITDA	$ 6,038,149	$ 5,386,638	$ 7,528,931	$ 4,085,423	$ 2,527,448
Management bonus	$ 172,976	$ 144,778	$ 1,898,243	$ 157,832	$ 220,802
EBITDA	$ 5,865,173	$ 5,241,860	$ 5,630,688	$ 3,927,591	$ 2,306,646
Amortization and interest	$ 3,550,099	$ 2,231,794	$ 3,248,684	$ 2,625,675	$ 2,698,881
Income (loss) before taxes	$ 2,315,074	$ 3,010,066	$ 2,382,004	$ 1,301,916	$ (392,235)
Income taxes	$ 393,563	$ 511,711	$ 433,002	$ 135,595	$ (54,553)
Net Income (loss)	$ 1,921,511	$ 2,498,355	$ 1,939,002	$ 1,166,321	$ (337,682)
Balance Sheet Data					
Current assets	$11,536,608		$ 8,662,278	$ 4,974,584	
Capital assets	$14,994,462		$10,526,218	$ 6,829,613	
Other assets	$ 492,217		$ 411,022	$ 165,805	
Total assets	$27,023,287		$19,599,518	$11,970,002	
Current liabilities	$13,335,315		$10,014,308	$ 5,795,349	
Long term debt	$ 6,408,269		$ 4,301,671	$ 2,886,671	
Future income taxes	$ 210,295		$ 135,642	$ 79,087	
Total liabilities	$19,953,879		$14,451,621	$ 8,761,107	
Share capital	$ 400		$ 400	$ 400	
Retained earnings	$ 7,069,008		$ 5,147,497	$ 3,208,495	
Total shareholders' equity	$ 7,069,408		$ 5,147,897	$ 3,208,895	
Total liabilities and shareholders' equity	$27,023,287		$19,599,518	$11,970,002	

S.O.S. Oilfield Safety

On May 23, 2006, Acquisitionco entered into an agreement with S.O.S. Oilfield Safety and its shareholders to acquire all of the issued and outstanding shares of S.O.S. Oilfield Safety for a base purchase price of $8,702,135, subject to post closing adjustments, to be paid by $3,480,855 in cash and by the issuance of an aggregate of 522,128 Trust Units.

S.O.S. Oilfield Safety is based in Grande Prairie, Alberta and specializes in the provision of oilfield safety supervision and safety rental equipment for sour gas wells. S.O.S. Oilfield Safety also operates in Fort St. John, British Columbia.

Mr. Ted Moug, who has 26 years of industry experience, manages S.O.S. Oilfield Safety. S.O.S. Oilfield Safety has 20 permanent employees with average industry experience of seven years. S.O.S. Oilfield Safety has approximately 25 pieces of major equipment with an average age of three years. It is a condition of the Purchase and Sale Agreement regarding S.O.S. Oilfield Safety that Ted Moug enter into a management agreement with Petrowest as General Manager for a term of five years.

The following table presents a summary of historical financial data for S.O.S. Oilfield Safety for each of its three fiscal years ended August 31, 2005, 2004 and 2003 and for the six month periods ended February 28, 2006 and 2005 derived from the financial statements of S.O.S. Oilfield Safety at each of these dates and for the periods then ended. The following data should be read along with "Management's Discussion and Analysis of S.O.S. Oilfield Safety" and the financial statements and related notes of S.O.S. Oilfield Safety included in this prospectus.

	Six Months Ended February 28		Years ended August 31		
	2006	2005	2005	2004	2003
Income Statement Data					
Revenues	$ 3,610,389	$ 2,680,084	$ 4,612,493	$ 3,274,653	$ 2,257,456
Operating and administrative expenses	$ 2,265,440	$ 1,623,574	$ 3,139,234	$ 2,325,288	$ 1,911,722
Gain (loss) on sales of property and equipment	$ 17,992	$ (14,958)	$ (8,895)	$ 25,817	$ 61,508
Adjusted EBITDA	$ 1,362,941	$ 1,041,552	$ 1,464,364	$ 975,182	$ 407,242
Management Bonus	$ 922,000	$ 736,000	$ 880,500	$ 478,000	$ 18,000
EBITDA	$ 440,941	$ 305,552	$ 583,864	$ 497,182	$ 389,242
Amortization and interest	$ 127,712	$ 93,325	$ 187,344	$ 296,853	$ 192,726
Income before taxes	$ 313,229	$ 212,227	$ 396,520	$ 200,329	$ 196,516
Income taxes	$ 43,793	$ 42,634	$ 77,438	$ 35,698	$ 45,136
Net Income	$ 269,436	$ 169,593	$ 319,082	$ 164,631	$ 151,380
Balance Sheet Data					
Current assets	$ 1,920,779		$ 1,239,315	$ 838,846	
Capital assets	$ 1,508,556		$ 979,192	$ 1,128,533	
Other assets	$ 317,171		$ 164,836	$ 205,182	
Total assets	$ 3,746,506		$ 2,383,343	$ 2,172,561	
Current liabilities	$ 2,168,806		$ 1,202,495	$ 1,286,744	
Long term debt	$ 128,895		$ -	$ 35,301	
Future income taxes	$ 34,429		$ 35,908	$ 24,658	
Total liabilities	$ 2,332,130		$ 1,238,403	$ 1,346,703	
Share capital	$ 100		$ 100	$ 100	
Retained earnings	$ 1,414,276		$ 1,144,840	$ 825,758	
Total shareholders' equity	$ 1,414,376		$ 1,144,940	$ 825,858	
Total liabilities and shareholders' equity	$ 3,746,506		$ 2,383,343	$ 2,172,561	

Heavy Equipment Rentals Division

The Heavy Equipment Rentals Division of Petrowest will operate through the Rentals Partnership and will consist of the businesses historically operated by Neuwest Equipment and Northern Tractor.

Neuwest Equipment

On May 23, 2006, Acquisitionco entered into an agreement with Neuwest Equipment and its shareholders to acquire all of the issued and outstanding shares of Neuwest Equipment for a base purchase price of $10,383,505, subject to post closing adjustments, to be paid by $4,153,405 in cash and by the issuance of 623,010 Trust Units.

Neuwest Equipment is based in Grande Prairie, Alberta and specializes in heavy equipment rentals to the Alberta natural gas and oil processing, pipeline and civil construction sectors.

Neuwest Equipment is owned and managed by Mr. Kenneth N. Drysdale and Mr. Gary Sweetman, the Chief Executive Officer and Chief Operating Officer of the General Partner, respectively. See "Directors and Executive Officers". Neuwest Equipment's experienced management team is able to determine client specific rental requirements and deliver cost effective project solutions throughout the project cycle. Together, Mr. Drysdale and Mr. Sweetman have 55 years of experience in the energy services business.

The equipment of Neuwest Equipment currently consists of 30 pieces of equipment with an average age of two years that includes nine 330LC excavators, eleven 270LC excavators, five sidebooms and six crawlers.

Neuwest Equipment's customers consist primarily of pipeline and construction companies.

The following table presents a summary of historical financial data for Neuwest Equipment for each of its three fiscal years ended October 31, 2005, 2004 and 2003 and for the six month periods ended April 30, 2006 and 2005 derived from the financial statements of Neuwest Equipment at each of these dates and for the periods then ended. The following data should be read along with "Management's Discussion and Analysis of Neuwest Equipment" and the financial statements and related notes of Neuwest Equipment included in this prospectus.

	Six Months Ended April 30		Years ended October 31		
	2006	2005	2005	2004	2003
Income Statement Data					
Revenues	$ 2,625,592	$ 797,933	$ 2,081,517	$ 1,376,210	$ 425,560
Operating and administrative expenses	$ 1,363,199	$ 489,534	$ 1,256,290	$ 1,203,283	$ 428,496
Adjusted EBITDA	$ 1,262,393	$ 308,399	$ 825,227	$ 172,927	$ (2,936)
Management Bonus	$ -	$ -	$ 375,000	$ -	$ -
EBITDA	$ 1,262,393	$ 308,399	$ 450,227	$ 172,927	$ (2,936)
Amortization and interest	$ 332,536	$ 1,364	$ 195,744	$ 7,206	$ 6,204
Income (loss) before taxes	$ 929,857	$ 307,035	$ 254,483	$ 165,721	$ (9,140)
Income taxes	$ 149,893	$ 49,985	$ 34,459	$ 22,635	$ -
Net Income (loss)	$ 779,964	$ 257,050	$ 220,024	$ 143,086	$ (9,140)
Balance Sheet Data					
Current assets	$ 1,832,591		$ 945,901	$ 156,379	
Capital assets	$ 2,444,996		$ 1,176,552	$ 37,500	
Other assets	$ 334,411		$ 287,581	$ -	
Total assets	$ 4,611,998		$ 2,410,034	$ 193,879	
Current liabilities	$ 1,574,989		$ 1,110,936	$ 62,697	
Long term debt	$ 1,905,839		$ 947,892	$ -	
Future income taxes	$ -		$ -	$ -	
Total liabilities	$ 3,480,828		$ 2,058,828	$ 62,697	
Share capital	$ 500		$ 500	$ 500	
Retained earnings	$ 1,130,670		$ 350,706	$ 130,682	
Total shareholders' equity	$ 1,131,170		$ 351,206	$ 131,182	
Total liabilities and shareholders' equity	$ 4,611,998		$ 2,410,034	$ 193,879	

Northern Tractor

On May 23, 2006, Acquisitionco entered into an agreement with Northern Tractor and its shareholders to acquire all of the issued and outstanding shares of Northern Tractor for a base purchase price of $23,747,475, subject to post closing adjustments, to be paid by $9,498,995 in cash and by the issuance of an aggregate of 1,424,848 Trust Units.

Northern Tractor is based in Grande Prairie, Alberta and specializes in heavy equipment sales and rentals to the northern Alberta, Fort McMurray and northeastern British Columbia oil and gas construction industries.

Northern Tractor is managed by Mr. Dan Fitzpatrick who has 30 years of industry experience.

Northern Tractor has a current workforce of approximately 10 permanent employees and one contract employee who have an average of 15 years of industry experience. Included in this group are supervisors, sales personnel and heavy equipment mechanics. Northern Tractor's clients include Alberta and British Columbia based major oil and gas companies, construction companies as well as private corporations.

Typical contract jobs undertaken by Northern Tractor involve single units to 15 pieces of heavy equipment per job site. In 2005, Northern Tractor supported 48 pieces of equipment for 10 months of the year.

Northern Tractor's equipment currently consists of approximately 30 pieces of heavy equipment with an approximate average age of three years, that can be configured to complete various types of work due to the changing seasons as well as specific job requirements. Northern Tractor equipment includes articulated haulers, earth compactors, crawler tractors and tracked excavators to support oil and gas construction jobs and construction company needs.

The following table presents a summary of historical financial data for Northern Tractor for each of its three fiscal years ended September 30, 2005, 2004 and 2003 and for the six month periods ended March 31, 2006 and 2005 derived from the financial statements of Northern Tractor at each of these dates and for the periods then ended. The following data should be read along with "Management's Discussion and Analysis of Northern Tractor Sales and Rentals" and the financial statements and related notes of Northern Tractor included in this prospectus.

	Six Months Ended March 31		Years ended September 30		
	2006	2005	2005	2004	2003
Income Statement Data					
Revenues	$ 5,102,565	$ 3,156,346	$ 6,432,768	$ 5,365,723	$ 5,208,878
Operating and administrative expenses	$ 1,288,423	$ 793,072	$ 2,470,359	$ 2,214,124	$ 2,103,708
Write down of investment	$ -	$ -	$ -	$ -	$ (100,206)
Adjusted EBITDA	$ 3,814,142	$ 2,363,274	$ 3,962,409	$ 3,151,599	$ 3,004,964
Management Bonus	$ 2,000,000	$ 331,869	$ 456,500	$ 217,000	$ 379,500
EBITDA	$ 1,814,142	$ 2,031,405	$ 3,505,909	$ 2,934,599	$ 2,625,464
Amortization and interest	$ 1,362,680	$ 952,784	$ 2,167,178	$ 1,982,679	$ 1,790,519
Income before taxes	$ 451,462	$ 1,078,621	$ 1,338,731	$ 951,920	$ 834,945
Income taxes	$ 72,776	$ 174,737	$ 220,190	$ 167,611	$ 146,583
Net Income	$ 378,686	$ 903,884	$ 1,118,541	$ 784,309	$ 688,362
Balance Sheet Data					
Current assets	$ 4,513,708		$ 1,679,402	$ 1,409,725	
Capital assets	$16,861,836		$14,771,338	$10,053,548	
Other assets	$ 2,400,593		$ 3,457,455	$ 1,899,946	
Total assets	$23,776,137		$19,908,195	$13,363,219	
Current liabilities	$13,611,959		$10,947,677	$ 7,082,689	
Long term debt	$ 2,532,743		$ 1,780,545	$ 338,899	
Future income taxes	$ 972,116		$ 899,340	$ 779,539	
Total liabilities	$17,116,818		$13,627,562	$ 8,201,127	
Share capital	$ 161,077		$ 161,077	$ 161,077	
Retained earnings	$ 6,498,242		$ 6,119,556	$ 5,001,015	
Total shareholders' equity	$ 6,659,319		$ 6,280,633	$ 5,162,092	
Total liabilities and shareholders' equity	$23,776,137		$19,908,195	$13,363,219	

INDUSTRY CONDITIONS AND TRENDS

Petrowest provides energy services to assist oil and gas exploration and production companies in their efforts to find, develop and produce oil and gas reserves. In doing so, Petrowest offers its clients a variety of key pre-drilling and post-completion services.

General Oil and Gas Industry Conditions

The success of Petrowest's business is tied, in large part, to the general health of the oil and natural gas industry in Canada. Accordingly, in addition to the various federal, provincial and municipal laws which Petrowest will adhere to in its ongoing operations, the business will also be sensitive to the general industry conditions relating to the oil and natural gas industry, including land tenure, exploration, development, production, refining, transportation and marketing imposed by legislation enacted by various levels of government in Canada. The business is also sensitive to pricing and taxation of oil and natural gas by agreements among the governments of Canada, Alberta, Saskatchewan and British Columbia.

Petrowest's operations are conducted primarily in the WCSB that includes portions of the provinces of British Columbia and Alberta. The WCSB is one of the largest oil and gas exploration and producing regions in North America, with the majority of oil and natural gas production in Canada originating from this area. In addition to upstream oil and gas activities, other related industry activity occurs in this region, such as refining, processing and transportation of oil and gas.

Commodity Prices

Despite a recent decline in natural gas prices, the prices of both crude oil and natural gas have remained above historical levels for several years with the general industry consensus that prices are unlikely to decrease in the future. The recent current and forecast commodity prices have increased the projected cash flow forecasts of producing companies which has historically led to increased capital spending budgets and increased drilling and energy services activities. As a result of the progressing oil and gas market, energy services companies are reaping the rewards from a resource that is experiencing an extended cycle of increased demand.

Historical Natural Gas and Crude Oil Prices

NYMEX $US/mmbtu — WTI $US/bbl

Source: Bloomberg

Energy Supply / Demand

In spite of the continual increase in commodity prices and insufficient global energy infrastructure investment, it is expected that energy supply will need to grow substantially in the coming years. Given that OPEC (Organization of Petroleum Exporting Countries) is up against its own production capacity, it is expected that drilling activity will need to follow a continuous growth curve if supply is to expand in the coming years. Moreover, since the success of Petrowest is directly tied to global energy activity, there will be an increase in demand for its services if OPEC plans to meet their supply targets.

Seasonality

In Canada, the level of activity in the energy service industry is partially influenced by seasonal weather patterns. On a monthly basis, drilling activity varies greatly. The annual drilling cycle can generally be viewed in four components:

- Mid-March through mid-May - spring break-up; the northern drilling locations thaw and southern lands become impractical for travel due to wet road conditions. Drilling activity is generally low with companies planning the summer drilling season.

- Mid-May through mid-October - summer and fall drilling season; generally focused on non-northern areas that are accessible in the summer; summer drilling activity is medium to strong.

- Mid-October to mid-November - switchover to winter drilling season; characterized by lighter drilling activity when many companies are moving off summer drilling locations and preparing winter drilling leases for delivery of equipment.

- Mid-November through mid-March - winter drilling season; this is the period when the majority of rig activity takes place and exploration companies take advantage of the frozen landscape to access northern winter drilling locations.

Trends

Petrowest operates in various segments of the energy service industry that are heavily reliant on the level of drilling activity in western Canada. The following trends have contributed to the improved outlook for drilling and the services industry:

(i) The utilization of oil services companies has shifted increasingly toward re-completing old wells (i.e., using directional sidetracks out of existing well bores) and re-stimulating them (i.e., well fracturing) to enhance production, while minimizing costs and risk.

(ii) The industry has seen a shift to more remote areas in an attempt to capture new reserves such as in northeast British Columbia, the Northwest Territories and the Yukon. These remote locations are often accessible only during the winter months and require service companies to provide services over extended time frames.

(iii) Due to the low average productivity rates of coal bed methane wells and the emergence of coal bed methane as a viable source of gas, a large number of wells are required to economically develop a field and therefore more ancillary services will be required.

(iv) The current commodity price environment has improved the underlying economics of oil and gas prospects sufficiently enough to justify exploration and development in previously uneconomic areas. This ability to drill both deeper/higher cost wells and shallow/lower productivity rate wells at profitable levels has added to the current and anticipated higher activity levels in the WCSB.


Average Depth per Well - Western Canada
Metres
1,250
1,200
1,150
1,100
1,050
1,000
1,145
1,162
1,150
1,107
1,130
1,233
1,082
1,090
1,069
1,050
1,055
1,075
1,150
93
94
95
96
97
98
99
00
01
02
03
04
05

Source: Daily Oil Bulletin.

Wells Drilled

The Canadian Association of Oilwell Drilling Contractors (CAODC) estimates 26,725 wells will be drilled in 2006, an 8% percent increase over 2005. The historical decline in average production rates per well of oil and natural gas has resulted in an increase in drilling activity over the same period in order to maintain current production levels. As shown below, there has been consistent growth in drilling activity in the WCSB in seven out of the past eight years.


Total Oil & Gas Wells Drilled on a Rig Released Basis (Western Canada)
Number of Wells
30,000
27,000
24,000
21,000
18,000
15,000
12,000
9,000
6,000
3,000
0
9,844
12,026
10,858
13,391
17,037
10 145
12,146
17,648
18,109
15,822
21,841
22,729
24,800
26,725
93
94
95
96
97
98
99
00
01
02
03
04
05
06E

Source: Daily Oil Bulletin, Canadian Association of Petroleum Producers.

Rig Counts

The number of drilling and service rigs necessary to drill and complete new wells have historically been under increasing demand. Since January 2000, some 225 new drilling rigs, including coiled tubing drilling rigs, have been built for service in Western Canada. Of the total 798 rigs that are currently available in Western Canada there was a 90% utilization rate during the first quarter of 2006; the first half of 2006 is on pace to record a 65% utilization rate in Western Canada.

Total Available Drilling Rigs



Number of Rigs
225 New Rigs
125 New Rigs
Jun-92
Jun-94
Jun-96
Jun-98
Jun-00
Jun-02
Jun-04
Jun-06

Drilling Rig Utilization Rate



90%
80%
70%
60%
50%
40%
30%
20%
10%
49.4%
65.0%
53.4%
58.7%
72.1%
44.9%
39.7%
55.3%
53.1%
39.2%
53.1%
52.9%
59.6%
93
94
95
96
97
98
99
00
01
02
03
04
05

Source: CAODC

Environmental Regulations

The oil and gas industry is subject to environmental regulations pursuant to a variety of provincial and federal legislation. Such legislation provides for restrictions and prohibitions on the release or emission of various substances produced in association with certain oil and gas industry operations. In addition, such legislation requires that well and facility sites be abandoned and reclaimed to the satisfaction of provincial authorities. Compliance with such legislation can require significant expenditures and a breach of such requirements may result in the imposition of material fines and penalties.

Competition

Petrowest provides energy services primarily to the field operation locations of oil and gas exploration and production companies that are located in the WCSB. The energy service business in which Petrowest operates is highly competitive and, in order to be successful, Petrowest must provide services that meet the specific needs of its clients ensuring competitive pricing and customer satisfaction.

In order to remain competitive, Petrowest will emphasize to its customer base that exceeds 500 clients, the cost efficiencies and value-added services that Petrowest can provide specifically in the pre-drilling and post-completion phases. Current industry trends indicate that oil and gas companies are increasingly using service providers that can offer more than one specific service. Petrowest will be able to provide this to an ever-growing industry through its four service divisions. The greatest benefits to oil and gas companies that utilize Petrowest's Services will include overall cost efficiencies, reduced invoicing, time savings in procuring services and stronger profitability as a result of using a grouped services approach.

The barriers to entry for new competitors include a high cost of capital in acquiring and operating a services company, access to a skilled and qualified workforce given current labour constraints in Alberta and B.C. and qualified and experienced management team that can properly assess and manage to full scale of operational and technical issues including safety, health and environmental liabilities.

The principal competitive factors in the markets in which Petrowest operates are quality of service, service availability, service reliability, quality of equipment used to perform its services, technical and operational knowledge, management experience and reputation, safety and pricing. Competitors offer similar services in the geographic regions in which Petrowest operates.

SELECTED PRO FORMA CONSOLIDATED FINANCIAL INFORMATION

The following table presents a summary of the unaudited pro forma consolidated balance sheet of the Trust as at April 30, 2006, the unaudited pro forma consolidated statements of income of the Trust for the year ended

December 31, 2005 and for the three months ended April 30, 2006. The unaudited pro forma consolidated balance sheet was prepared as if the Concurrent Acquisitions were completed by way of the payment of $103,284,052 in cash and the issuance of 12,765,094 Trust Units, the subscription for 1,510,000 Subordinated Units was completed for proceeds of $4,530,000 ($1,510,000 in cash and $3,020,000 in notes receivable) and • Trust Units were issued pursuant to this offering on April 30, 2006. The unaudited pro forma consolidated statements of income for the year ended December 31, 2005 and the three month period ended April 30, 2006 were prepared as if such transactions had occurred on January 1, 2005.

The unaudited pro forma information should be read together with the unaudited pro forma consolidated financial statements and related notes of the Trust included in Schedule "B" of this prospectus.

	Period Ended April 30, 2006	Period Ended December 31, 2005
Income Statement Data		
Revenues	$ 48,254,434	$ 128,708,182
Expenses	$ 32,727,514	$ 87,283,767
Gain on disposal of property and equipment	$ 268,332	$ 1,314,585
Adjusted EBITDA[1]	$ 15,795,252	$ 42,739,000
Interest Expense (income)-net	$ (35,067)	$ 17,563
Amortization	$ 8,418,645	$ 32,374,714
Net Income	$ 7,411,674	$ 10,346,723
Balance Sheet Data		
Working Capital	$ •	
Investments	$ 86,785	
Cash surrender value of life insurance	$ 272,639	
Notes receivable and interest	$ 98,237	
Property and Equipment	$ 101,424,221	
Goodwill	$ 92,716,122	
Intangible Assets	$ 48,596,484	
Total Assets	$ •	
Long Term Debt	$ -	
Units	$ •	
Total Unitholders' Equity	$ •	

Note:

(1) See "Non-GAAP Measures" and Schedule "C" - "Reconciliation of Net Earnings to EBITDA and Adjusted EBITDA".

SUMMARY OF DISTRIBUTABLE CASH

Management has prepared the following summary of distributable cash generated by the Acquired Companies on the basis of information contained in this prospectus, and management's estimate of the amount of expenses that would have been incurred by the Acquired Companies and Petrowest had Petrowest been in existence for the three months ended April 30, 2006 and for the twelve-months ended December 31, 2005. The analysis is neither a forecast nor a projection of future results. The actual results of operations of Petrowest for any period, whether before or after the Closing, will vary from the amounts set forth in the following analysis and such variation may be material. Additionally, management believes the operations of Petrowest are subject to risks, and in reviewing the following summary of distributable cash, investors should review and consider the risks described under the heading "Risk Factors".

Management views distributable cash as an operating performance measure, as it is a measure generally used by Canadian income funds as an indicator of financial performance. As the Trust will distribute substantially all of its cash on an ongoing basis (after providing for certain amounts described below) and since EBITDA and Adjusted EBITDA (as respectively defined in "Non-GAAP Measures") are metrics used by many investors to compare issuers on the basis of their ability to generate cash from operations, management believes that, in addition to net earnings, EBITDA and Adjusted EBITDA are useful supplemental measures from which to make adjustments to determine distributable cash. The estimate of distributable cash has been prepared using assumptions which

management believes are reasonable and supportable, all of which reflect the Partnerships planned course of action given management's judgement about the most probable set of economic conditions.

Management believes that, upon completion of this offering and the Concurrent Acquisitions, Petrowest will incur lease expenses, management salaries, maintenance capital expenditures, general and administrative costs, and other expenses that will differ from those contained in the historical financial statements of each of the Acquired Companies that are included elsewhere in this prospectus. Although management does not have firm commitments for all of the aforementioned items and, accordingly, the complete financial effects of all of those items are not objectively determinable, management believes that the following represents a reasonable estimate of the distributable cash of the Trust that could have been available for distribution for the three months ended April 30, 2006 and for the twelve-months ended December 31, 2005 had the Trust been in existence during such time and had the Concurrent Acquisitions taken place at the beginning of such periods.

Summary of Distributable Cash

(in thousands of dollars, except per Unit amounts)	**Three Months Ended April 30, 2006**	**Twelve-Months Ended December 31, 2005**
Adjusted EBITDA[1][2]	$ 15,795	$ 42,739
Management believes that cash available for distribution should be reduced by the following:		
Incremental executive, board and public company costs[3]	$ 306	$ 1,223
Maintenance capital expenditures[4]	$ 825	$ 3,300
Interest expense[5]	$ 75	$ 300
Management believes that cash available for distribution should be increased by the following:		
Adjustment for costs associated with non-recurring items, insurance, and office and administration consolidation[3]	$ 283	$ 1,132
Cash available for distribution	$ 14,872	$ 39,048
Cash holdback[6]	$ •	$ •
Cash holdback %	•%	•%
Distributable cash[7]	$ •	$ •
Estimated distributable cash per Unit[8]	$ •	$ •

Notes:

(1) Represents the pro forma consolidated Adjusted EBITDA of the Trust for the three months ended April 30, 2006 and the twelve months ended December 31, 2005 calculated as the sum of Earnings (loss) of $7,411,674 and $10,346,723, income taxes of $nil and $nil, other interest of $50,706 and $103,247 and amortization of $8,418,645 and $32,374,714 less interest and other revenue of $85,773 and $85,684, respectively. See "Selected Pro Forma Consolidated Financial Information" and the unaudited pro forma consolidated financial statements and related notes of the Trust included in Schedule "B" of this prospectus.

(2) Adjusted EBITDA is not a recognized measure under GAAP, does not have a standardized meaning prescribed by GAAP and may not be comparable to similar measures presented by other issuers. See "Non-GAAP Measures" and Schedule "C" - "Reconciliation of Net Earnings to EBITDA and Adjusted EBITDA". As the Trust intends to distribute substantially all of its cash available for distribution (after satisfaction of administrative expenses and other amounts as may be considered appropriate by the Board of Directors) on an on-going basis, management believes that Adjusted EBITDA is an important measure in evaluating the Trust's performance and in determining whether to invest in the Trust.

(3) Management estimates that, subsequent to this offering, Petrowest will incur additional costs on an ongoing basis in connection with ongoing public disclosure requirements, investor relations, additional employee compensation, trustee and director fees, and other related matters. Also, management anticipates that, Petrowest will realize savings associated with general and administrative costs on an ongoing basis in connection with insurance, office administration and supplies and non-recurring items. These estimates are based on quotes provided by service providers, preliminary contractual arrangements, expenses in similar offering transactions and comparisons with historical expenses.

(4) Represents management's estimate of annual maintenance capital expenditures, including expenditures required to maintain the base fleet of equipment, inventory of equipment, equipment certification costs, leasehold and office improvements, and tools. Estimates are based on historical expenditures, consistent with management's plans for funding capital expenditures on an ongoing basis. See "Acquisition of the Acquired Companies".

(5) Represents estimated interest expense on proposed credit facilities that management intends to secure concurrent with the Closing. Management anticipates a credit facility will be in the form of a revolving line of credit. Management estimates that the facility will be utilized to fund seasonal working capital requirements. On an annualized basis, management anticipates that Petrowest will, on average, carry a balance of $5 million with an average interest rate of 6%.

(6) Management initially intends to reserve approximately •% of cash available for actual distribution.

(7) Distributable cash is not a recognized measure under GAAP and is typically used by Canadian income funds as an indicator of financial performance. The method of calculating the Trust's distributable cash may differ from similar computations as reported by other issuers and, accordingly, the distributable cash of the Trust may not be comparable to distributable cash as reported by other issuers. See "Non-GAAP Measures".

(8) Based on • Units outstanding on a fully diluted basis upon Closing.

CONSOLIDATED CAPITALIZATION OF THE TRUST

The following table sets forth the consolidated capitalization of the Trust both before and after giving effect to this offering. The table should be read in conjunction with the financial statements of the Trust included in Schedule "B" of this prospectus.

Designation	Outstanding as at July 6, 2006	Outstanding as at July 6, 2006 after giving effect to the Promoters' subscription, the Concurrent Acquisitions(1)(2) and this offering
Long term debt(3)	$Nil	$Nil
Unitholders' Equity		
Trust Units	$10	$•
(authorized - unlimited)	(1 Trust Unit)(1)	(• Trust Units)
Subordinated Units(4)	$1,510,000	$•
(authorized - unlimited)	(1,510,000 Subordinated Units)(4)	(1,510,000 Subordinated Units)

Notes:

(1) The Trust was settled on July 6, 2006 with $10 in cash and issued a single Trust Unit. The initial Trust Unit will be surrendered to the Trust immediately following the Closing on the payment of $10.

(2) Does not include the exercise of the Over-Allotment Option.

(3) The Trust intends to obtain a credit facility of approximately $50 million concurrent with the Closing. See "Debt Financing".

(4) See "Prior Issuances".

DEBT FINANCING

The Trust intends to implement a financing strategy that incorporates long-term secured and unsecured debt and maintains maximum flexibility to manage the short-term cash needs of the Trust. Petrowest intends to obtain a credit facility of approximately $50 million concurrent with the Closing and is currently in discussions with a number of financial institutions with respect to setting up such a facility.

MANAGEMENT'S DISCUSSION AND ANALYSIS

Management's discussion and analysis for each of the Acquired Companies is set out in Schedule "A" of this prospectus. Each of the Acquired Companies is a privately held company which has not been required to meet public reporting regulations.

DIRECTORS AND OFFICERS

The following table sets forth certain information concerning the Directors and Officers of the General Partner. The Directors will hold office until the next annual meeting of Unitholders or until their successors are duly elected or appointed.

Name and Municipality of Residence	Position with General Partner	Principal Occupations for Last Five Years
Kenneth N. Drysdale Grande Prairie, Alberta	President, Chief Executive Officer and Director	March 1996 until November 2005, President of Kendal Pipeline & Oilfield Services Ltd. From November 2005 to present, private businessman.
John B. Paul, CA Calgary, Alberta	Chief Financial Officer	Vice-President, Chief Financial Officer and Manager of Special Projects of Willbros MSI Canada Inc. or predecessors until May 2006. From May 2006 to present, Chief Financial Officer of Petrowest.
Gary Sweetman Grande Prairie, Alberta	Chief Operating Officer	From April 2000 to May 2004, General Manager/President of Neudorf Trenching Ltd. and NTL Projects Inc.; from May 2004 to present, President of Neuwest Equipment.
D. Hugh Gillard Calgary, Alberta	Chairman and Director	From June 2003 to March 2006 President and Chief Executive Officer of Kelso Energy Inc. Currently the Principal of Saddleback Resources Ltd., a private company involved in equity investments and advisory roles in the energy sector.
Rene Amirault, CGA Calgary, Alberta	Director	From August 1994 to January 2006, various positions at CCS Income Trust. From September 2001 to January 2006, Vice President of Corporate Development of CCS Income Trust. From January 2006 to present, independent businessman.
Gerald A. Romanzin, CA Calgary, Alberta	Director	Executive Vice President of the TSX Venture Exchange from November 1999 to April 2002 and acting President of the TSX Venture Exchange from December 2001 to April 2002; since April 2002, independent businessman.
Bradley D. Markel Calgary, Alberta	Corporate Secretary	Partner, Bennett Jones LLP.

Upon completion of this offering and the Concurrent Acquisitions, the Directors and executive officers of the General Partner as a group will beneficially own, directly or indirectly, or exercise control or direction over • Units, representing approximately •% of the Units outstanding. Included in this amount owned, controlled or directed are • Trust Units and • Subordinated Units.

Kenneth N. Drysdale, *President, Chief Executive Officer and Director*

Mr. Drysdale has over 27 years of experience in the oil and gas industry. From 1979 to 1995 he took on various management roles in road building, pipeline construction, logging and environmental reclamation. Mr. Drysdale acted as Chief Construction Consultant for SNC-Lavalin Group Inc. and Shell Canada Limited on the Caroline Liquid Sulfur Line in 1991. From March 1994 to March 1996 Mr. Drysdale also managed a mid-sized diameter pipeline company in southern Alberta where he took the company to $30 million in revenues from $11 million in just two years. He then founded his own private pipeline construction company in 1996, which he grew from revenues of $5 million to $40 million until he sold its assets in 2005. Mr. Drysdale co-founded Acquisitionco in January 2006 with a view to forming a public, energy services income fund trust.

John B. Paul, CA, *Chief Financial Officer*

Mr. Paul has over 20 years of senior financial and operations management experience in a diverse range of businesses including oil and gas pipeline construction and maintenance, transportation, gravel crushing, asphalt, concrete construction and property management. Mr. Paul is also the former Controller and Chief Financial Officer of Skiing Louise Ltd., from 1986 to 1993. From 1993 to 2006, Mr. Paul held various senior roles in the construction services sector including being co-founder and Chief Financial Officer of Alberta Surface Systems Ltd., which later became part of Willbros MSI Canada Inc., a wholly-owned subsidiary of the Willbros Group (formerly MSI Energy Services Inc.), where Mr. Paul served in numerous senior management positions including Director, Vice President, Chief Financial Officer and Manager of Special Projects.

Mr. Paul obtained his Bachelor of Commerce degree from the University of Alberta and received the Chartered Accountant designation in 1987.

Gary Sweetman, *Chief Operating Officer*

Mr. Sweetman has over 25 years of experience in the oil and gas industry. Mr. Sweetman started his career in 1977 with British Gas in various roles including Welding Inspector and Project Supervisor of Engineering Research. In 1990, he began working for Husky Oil as a Project Technologist in the Rotary Equipment Quality and Assurance department. Mr. Sweetman provided project management for PanCanadian Petroleum Limited in the offshore oil sector from January 1996 to August 2000. From September 2000 to May 2004, General Manager/President of Neudorf Trenching Ltd. and NTL Projects Inc.; from May 2004 to present, Mr. Sweetman has been President of Sirah Consulting Ltd. and Neuwest Equipment Rentals. Mr. Sweetman co-founded Acquisitionco in January 2006 with a view to forming a public, energy services income fund trust.

D. Hugh Gillard, *Chairman of the Board and Director*

Mr. Gillard has over 34 years of business experience in the oil and gas industry and is the Principal of Saddleback Resources Ltd., a private company involved in equity investments and advisory roles in the energy sector. From June 2003 to March 2006, Mr. Gillard was President, Chief Executive Officer and remains a director of Kelso Energy Inc., a publicly traded junior oil and gas company. From 1999 to 2000, Mr. Gillard was President, Chief Operating Officer and a director of PrimeWest Energy Trust. From 1990 to 1998, Mr. Gillard was employed by CanWest Gas Marketing Inc., a private producer owned gas marketing company as President and Chief Executive Officer and prior to this, Vice President Gas Supply. From 1972 to 1989, Mr. Gillard held several senior positions with Ashland Oil Canada, Dome Petroleum and Amoco Canada.

Mr. Gillard is a graduate of the University of Calgary (Commerce) and the Stanford Business School Executive Program. Mr. Gillard currently serves as a director of COSTA Energy Inc. (formerly Kelso Energy Inc.), Crescent Point Energy Trust, Creststreet Power Income Fund and Point North Energy Limited, all publicly traded entities.

Rene Amirault, *Director*

Mr. Amirault has over 25 years experience in the energy industry. Mr. Amirault held various positions with Imperial Oil Ltd. from 1981 to 1994 including marketing, project management, finance and accounting capacities. Mr. Amirault held various roles at Canadian Crude Separators Inc. (CCS) and CCS Income Trust from August 1994 to January 2006, including Vice President roles in Sales and Marketing, Business Development and Corporate Development. Mr. Amirault was Vice President of Corporate Development of CCS Income Trust, or its predecessor companies, from September 2001 to January 2006, during which time his responsibilities included business development, acquisitions, strategic planning and investor relations. Mr. Amirault is a director of Arrowhead Water Products Ltd., a public company traded on the TSX Venture Exchange.

Mr. Amirault received a Certified General Accountant designation in June 1985.

Gerald A. Romanzin, CA, *Director*

Gerald A. Romanzin is an independent businessman and has served as a director of the administrator of each of Crescent Point Energy Trust from March 2004, Ketch Resources Trust from January 2005, Focus Energy Trust from August 2002, as a director of Kereco Energy Ltd. from January 2005 and as a trustee of Trimac Income Fund since February 2005. Mr. Romanzin graduated from the University of Calgary with a Bachelor of Commerce and is a Chartered Accountant.

Bradley D. Markel, *Corporate Secretary*

Mr. Markel is a Partner in the law firm of Bennett Jones LLP, a Canadian law firm that focuses on energy, corporate law, technology and litigation. Mr. Markel's practice includes mergers and acquisitions and corporate finance. Mr. Markel also provides advice relating to corporate governance in respect of mergers and acquisitions as well as corporate finance transactions. Mr. Markel joined Bennett Jones LLP in 1997. Prior to joining Bennett Jones LLP, Mr. Markel practiced with MacPherson Leslie & Tyerman in Regina, Saskatchewan. Mr. Markel received a Bachelor of Laws Degree from the University of Saskatchewan in 1990.

Governance

The Board of Directors will form such committees to fulfill the audit, governance and other committee functions of the Trust as they, in their discretion, determine. It is expected that initially the Board of Directors will have a Compensation Committee and an Audit Committee and that in the future the Board of Directors will form a Governance Committee and a Health and Safety Committee.

Compensation Committee

The Compensation Committee consists of three Directors, Rene Amirault (Chair), Hugh Gillard and Gerald Romanzin, each of whom is independent in accordance with applicable Canadian securities legislation. Its mandate will be determined by the Board of Directors and is expected to include making recommendations as to the hiring, termination and compensation of executive officers.

Audit Committee

The Audit Committee consists of three Directors, Gerald Romanzin (Chair), Rene Amirault and Hugh Gillard, each of whom is independent in accordance with applicable Canadian securities legislation. The primary purpose of the Audit Committee will be to assist the Directors in fulfilling their responsibilities of oversight and supervision of the accounting and financial reporting practices and procedures, the adequacy of internal accounting controls and procedures, and the quality and integrity of financial statements.

Disclosure Policy

The Board of Directors will be responsible for adopting and periodically reviewing and updating the Trust's written disclosure policy. This policy will, among other things:

- articulate the legal obligations of the Trust, its affiliates and their respective trustees, directors, officers and employees with respect to confidential information;
- identify spokespersons of the Trust who are the only persons authorized to communicate with third parties such as analysts, media and investors;
- provide guidelines on the disclosure of forward-looking information;
- require advance review by designated persons of the Trust of financial information to determine whether the information is material, to prevent the selective disclosure of material information and to ensure that, if selective disclosure does occur, a news release is issued immediately; and

- establish "black-out" periods immediately prior to and following the disclosure of quarterly and annual financial results and immediately prior to the disclosure of certain material changes, during which periods the Trust, its affiliates and their respective trustees, directors, officers, employees and consultants may not purchase or sell Units.

Remuneration of Directors

It is the intention of the General Partner to compensate the Chairman of the Board with an annual retainer of $30,000 per year, its other outside directors with an annual retainer of $20,000 per year, and an additional $5,000 per year for each committee chairman. In addition, outside directors will be paid $1,000 for each board meeting and each committee meeting if attended in person or $500 if participating by telephone. Outside directors will be entitled to participate in the Trust's option plan and the Trust intends to grant options to acquire 115,000 Trust Units to each of the outside directors following completion of this offering, one third of which will vest each year for three years following the Closing, and which will expire five years after the Closing. Outside directors have also subscribed for 20,000 Subordinated Units each at a price of $3.00 per unit.

Insurance Coverage for the Trust and Related Entities and Indemnification

The General Partner will obtain or cause to be obtained a policy of insurance for the directors and officers of the Trust's subsidiaries. The initial aggregate limit of liability applicable to the insured directors and officers under the policy will be $10 million. Under the policy, each entity will have reimbursement coverage to the extent that it has indemnified the directors and officers. The policy will include securities claims coverage, insuring against any legal obligation to pay on account of any securities claims brought against the Trust, Petrowest Business Trust, the Business Trustee, the Partnerships and the General Partner and any of their respective subsidiaries. The total limit of liability will be shared among the Trust, Petrowest Business Trust, the Partnership and the General Partners and any of their respective subsidiaries and their respective directors and officers so that the limit of liability will not be exclusive to any one of the entities or their respective trustees, directors and officers.

The by-laws of General Partner, Acquisitionco and the Business Trustee provide for the indemnification of their directors and officers from and against liability and costs in respect of any action or suit brought against them in connection with the execution of their duties of office, subject to certain limitations. The Deed of Trust and the Business Deed of Trust also provide for the indemnification of the Directors and the trustees of the Trust and Petrowest Business Trust, respectively, from and against liability and costs in respect of any action or suit brought against them in connection with the execution of their duties of office, subject to certain limitations.

SHAREHOLDERS AGREEMENT

In accordance with the terms of the Shareholders Agreement, the Unitholders, in their capacity as holders of Units of the Trust, will be entitled to direct the Trustee as to the appointment of the Board of Directors.

ADMINISTRATION AGREEMENT

The Trust has entered into the Administration Agreement with the General Partner pursuant to which the General Partner, which on or before the Closing Date will be a wholly-owned subsidiary of Petrowest Business Trust and the general partner of the Partnerships, has agreed to provide or arrange for the provision of services required in the administration and management of the Trust. At Closing, the Petrowest Business Trust will also enter into the Administration Agreement and the General Partner will agree to provide or arrange for the provision of services required in the management and administration of the Petrowest Business Trust. The General Partner will be responsible for overseeing and managing the affairs of the Trust and its subsidiaries.

The General Partner's duties with respect to the administration of the Trust and Petrowest Business Trust under the Administration Agreement will include (i) ensuring compliance by the Trust, its affiliates and subsidiaries with all continuous disclosure obligations under applicable securities legislation, including the preparation of financial statements; (ii) providing investor relations services; (iii) providing or causing to be provided to Unitholders all information that Unitholders are entitled to receive under the Deed of Trust, including relevant

information with respect to income taxes; (iv) convening meetings of Unitholders and distributing required materials, including notices of meetings and information circulars, in respect of all such meetings; (v) attending to all administrative and other matters arising in connection with any redemptions of Units; (vi) monitoring the status of Units as qualified investments under the Tax Act for trusts governed by Plans; (vii) providing assistance in negotiating the terms of any financing required by the Trust; and (viii) generally providing all other services as may be necessary, or as requested by the Trustee, for the administration of the Trust. The General Partner will also provide similar services to Petrowest Business Trust.

The Administration Agreement will be for an initial term of ten years.

EXECUTIVE COMPENSATION

Each of Messrs. Drysdale and Sweetman entered into employment agreements with Petrowest effective January 6, 2006 and Mr. Paul entered into an employment agreement effective May 1, 2006 (Messrs. Drysdale, Sweetman, and Paul, collectively, the "Named Officers"). The annual base salaries and positions of these individuals will be as follows:

Name	Position	Salary	Term
Kenneth N. Drysdale	President and Chief Executive Officer	$200,000	5
Gary Sweetman	Chief Operating Officer	$200,000	5
John B. Paul	Chief Financial Officer	$200,000	5

The General Partner will review annual base salaries on an annual basis. Each of the Named Officers will be entitled to an annual bonus in an amount determined by and in the discretion of the Compensation Committee of the Board of Directors based upon performance. In addition, the General Partner has agreed to provide certain benefits, six weeks of vacation time and a vehicle allowance. Each of the Named Officers is required to give one month's written notice of resignation of his employment. In the event that employment is terminated by the General Partner for reasons other than just cause, the Named Officers are entitled to receive severance equal to compensation due to the date of ceasing to be employed plus one year of base salary in effect at the date of termination and an amount equal to 10% of such base salary in lieu of benefits. In the event that employment is terminated for cause, each Named Officer is entitled to receive severance equal to all accrued but unpaid base salary to the date of ceasing to be employed. The employment agreements contain customary confidentiality provisions.

ANNUAL INCENTIVE PLAN

The executive officers and employees will be eligible to participate in an annual cash incentive plan based on the degree to which financial and non-financial objectives of Petrowest have been met. The Compensation Committee will determine eligibility and set objectives and maximum incentive opportunities and will approve proposed payments.

LONG TERM INCENTIVE PLAN

The Trust intends to adopt a trust unit option plan (the "Option Plan") subject to the approval of the Option Plan by the Board of Directors, Unitholders and the TSX. The directors, officers, employees and consultants of the Trust and its subsidiaries are eligible to participate in the Option Plan. The purpose of the Option Plan will be to develop the interest of directors, officers and employees of and persons or companies who provide management or consulting services to the Trust and its subsidiaries in the growth and development of the Trust by providing them with the opportunity, through options, to acquire an increased proprietary interest in the Trust. The Option Plan will provide that the maximum number of Trust Units issuable upon the exercise of all options granted under the Option Plan, together with Trust Units as may be subject to options pursuant to other Unit compensation arrangements, shall not exceed 10% of the outstanding Units and any securities exchangeable into Units.

Subject to certain limitations set forth below, pursuant to the Option Plan, the number of options and the exercise price thereof will be set by the Board of Directors at the time of grant provided that the excess price shall

not be less than the weighted average trading price of the Trust Units on the TSX for the five trading days immediately prior to the date of grant.

Pursuant to the Option Plan, no options shall be granted to any optionee if such grant, together with any other compensation or incentive mechanism involving the issuance of Units, could result, at any time, in the number of Units reserved for issuance pursuant to options granted to insiders of the Trust exceeding 10% of the outstanding Units and any securities exchangeable into Units.

Following Closing, the Trust intends to issue options to acquire an aggregate of approximately 1.2 million Units to directors and executive officers of the General Partner and options to acquire an aggregate of approximately 1.5 million Units to employees of the General Partner, each option having an exercise price equal to the offering price of the Units pursuant to this prospectus.

DISTRIBUTION REINVESTMENT AND OPTIONAL UNIT PURCHASE PLAN

The Trust may establish a distribution, distribution reinvestment and optional unit purchase plan (the "DRIP") at a future date determined by the Board of Directors. Generally, the DRIP will provide eligible holders of Units the opportunity to accumulate additional Units at a 5% discount to an average market price. Participants may also purchase additional Units by investing additional sums within the limits and subject to the terms of the DRIP (the "Optional Unit Purchase").

The DRIP is designed to provide an efficient and cost-effective way to issue additional equity to existing Unitholders. An eligible Unitholder may, by enrolling in the DRIP, direct that distributions in respect of all Units of such Unitholder enrolled in the DRIP be applied to the purchase of additional Units. The price of Units purchased with reinvested distributions will be approximately 95% of an average market price. Unitholders participating in the DRIP may also purchase additional Units under the DRIP with optional cash payments, subject to a maximum of $100,000 per participant per calendar year and a certain prescribed minimum per participant per remittance.

DESCRIPTION OF THE TRUST

The description below is a summary and is qualified entirely by the complete provisions of the Trust Deed. A copy of the Trust Deed will be available via the internet at www.sedar.com.

Trust Structure

The Trust is an unincorporated, open-ended, limited purpose mutual fund trust established under and governed by the laws of the Province of Alberta and pursuant to the Deed of Trust. The head and principal office of the Trust is located at Suite 204, 10605 Westside Drive, Grande Prairie, Alberta, T8V 8E6. The Trust was created for, among other things, the following purposes:

- participating in the acquisition of energy services businesses;
- acquiring, investing in, holding, transferring, disposing of and otherwise dealing with, directly or indirectly, any of the securities issued by Petrowest Business Trust, Petrowest Business Trustee, or any of their respective associates, subsidiaries or affiliates thereof and the Business Notes and Business Units, and borrowing funds directly or indirectly for that purpose;
- acquiring, investing in, holding, transferring, disposing of and otherwise dealing with any other securities and in any other investments as the Trustee or the General Partner may determine and borrowing funds directly or indirectly for that purpose;
- temporarily holding cash and short term investments for the purposes of making investments, paying the expenses and liabilities of the Trust, paying amounts payable by the Trust in connection with the redemption of any Units or securities of the Trust, and making distributions to Unitholders;

- issuing Units and other securities of the Trust including securities convertible into, or exchangeable for Units or other securities, obtaining funds to conduct any of the activities of the Trust, completing any acquisition of securities or any other assets for the benefit of the Trust, implementing Unitholder rights plans, distribution reinvestment plans, Trust Unit purchase plans, incentive option plans or other compensation plans, if any, established by the Trustee for the benefit of the Trust; and making non-cash distributions to Unitholders as contemplated by the Deed of Trust including pursuant to distribution reinvestment plans or distribution reinvestment and Trust Unit purchase plans, if any, established by the Trust;

- issuing debt securities (including debt securities convertible into, or exchangeable for, Units or other securities of the Trust), provided recourse shall be limited to the Trust Assets, or otherwise borrowing and mortgaging, pledging, charging, granting a security interest in or otherwise encumbering any of the Trust Assets as security;

- guaranteeing (as guarantor, surety or co-principal obligor) the payment of any indebtedness, liability or obligation of the Petrowest Business Trust, the General Partner or any subsidiary or affiliate thereof, and mortgaging, pledging, charging, granting a security interest in or otherwise encumbering all or any part of the Trust Assets as security for that guarantee, and subordinating its rights under the Business Notes to other indebtedness;

- disposing of any part of the Trust Assets;

- issuing or redeeming rights and Units pursuant to any Unitholder rights plan adopted by the Trust;

- repurchasing, redeeming or otherwise acquiring securities of the Trust, including pursuant to any issuer bid made by the Trust;

- satisfying the obligations, liabilities or indebtedness of the Trust;

- performing all acts necessary, incidental or ancillary to any of the activities set forth above; and

- undertaking such other activities or taking such other actions as shall be approved by the Trustee from time to time,

provided that the Trust shall not undertake any activity, take any action, or make or retain any investment which would result (or fail to take any action where that failure would result) in the Trust not being considered a "unit trust" or a "mutual fund trust" for purposes of the Tax Act.

The Trustee may declare payable to the Unitholders all or any part of the net income of the Trust less all expenses and liabilities of the Trust. It is currently anticipated that the only income to be received by the Trust will be from the securities of the Petrowest Business Trust.

Units

The Trust is authorized to issue an unlimited number of Trust Units, an unlimited number of Subordinated Units and an unlimited number of Special Voting Units.

Trust Units

Prior to the conversion of the Subordinated Units, holders of Trust Units will be entitled to receive per month, in priority to any payments on the Subordinated Units, distributions of $0.10 per Trust Unit per month and such distributions shall constitute Priority Distributions (as defined below).

Holders of Trust Units are entitled to notice of, and to attend and vote at, all meetings of holders of Units.

Upon the occurrence of a Capital Event (as defined below) or the liquidation, dissolution or winding-up of the Trust or any other distribution of the assets of the Trust for the purpose of winding-up its affairs; (i) the holders of Trust Units will be entitled to receive, on a pro rata basis, from the applicable Capital Event Amount (as defined below) or the assets of the Trust, as applicable, before any distribution therefrom is made to the holders of Subordinated Units, any accumulated but unpaid Priority Distributions; and (ii) the holders of Subordinated Units shall be entitled to receive, on a pro rata basis, from the applicable Capital Event Amount of the assets of the Trust, as applicable after the holders of Trust Units have received a distribution therefrom in an amount equal to any accumulated but unpaid Priority Distributions but before any further distribution therefrom is made to the Priority Unitholder, any accumulated but unpaid Subordinated Distributions. Thereafter any further distributions from the applicable Capital Event Amount or the assets of the Trust, as applicable, to the holders of Units of either class shall be made pro rata and pari passu.

If a Capital Event occurs, the Priority Distributions and Subordinated Distributions will be adjusted as agreed to by the independent directors of the General Partner, using the definition of independence as provided in securities laws.

A **"Capital Event"** means the occurrence of any of the following events: (i) a sale of material assets of the Trust; (ii) the total or constructive total loss, or partial loss, of material assets of the Trust as a result of a casualty; (iii) a compulsory transfer or taking under threat of compulsory transfer by a governmental authority; or (iv) the occurrence of any event referred to in clauses (i) to (iii) above in relation to any person in which the Trust is a securityholder.

A **"Capital Event Amount"** means, in respect of a particular Capital Event, any amount received by the Trust in respect of such Capital Event, which the Trustee upon the recommendation of the Board of Directors, determines will not be re-deployed or reapplied by the Trust and shall be distributed to Unitholders.

Subordinated Units

Distributions on the Subordinated Units will be subordinated in favour of Trust Units. Distributions on the Subordinated Units will only be paid at the end of a fiscal quarter to the extent that: (i) the Trust has paid distributions per month of at least $0.10 per Trust Unit (the "Priority Distributions") to holders of Trust Units during that quarter, and (ii) any deficiency in such distributions to holders of Trust Units during the preceding 12 months has been satisfied, as described below. If these targets are not satisfied, any deficiency will be borne by holders of the Subordinated Units, distributions on which will be reduced to the extent necessary to support the continued payment of Priority Distributions on the Trust Units and any applicable deficiency in such distributions.

Distributions on the Trust Units will be cumulative, such that the amount of any deficiency in the Priority Distributions will accumulate for a period of 12 months. Payments of deficiencies in the Priority Distributions will be made in priority to distributions on the Subordinated Units. Any such accumulated deficiency not satisfied by a distribution by the Trust within 12 months of the date it arose will cease to be payable (i.e., distributions on the Subordinated Units will not be reduced to fund such accumulated deficiency to the extent that some or all of such accumulated deficiency arose more than 12 months before the date on which such payment is to be made).

Following payment of the Priority Distributions and any deficiency in the Priority Distributions accumulated during the preceding 12 months, holders of Subordinated Units will be entitled to a distribution in an amount equal to $0.10 per Subordinated Unit per month (the "Subordinated Distributions"), such amount to be accumulated and paid at the end of each fiscal quarter.

Deficiencies in payment of Subordinated Distributions shall be accumulated and paid in a subsequent quarter in respect of such Distribution Periods, but only after payment of the Priority Distributions in respect of such Distribution Periods, any deficiency in Priority Distributions accumulated during the preceding 12 months and the Subordinated Distributions in respect of such subsequent Distribution Periods, and provided that any accumulated unpaid portion or deficiency on Subordinated Distributions not satisfied by a distribution by the Trust within 12 months of the date such unpaid portion or deficiency arose shall cease to be payable.

After payment of all Priority Distributions and Subordinated Distributions (including any unpaid Priority Distributions and Subordinated Distributions accumulated during the preceding 12 months), distribution of Distributable Cash shall be made to Unitholders pro rata and pari passu.

Holders of Subordinated Units are entitled to notice of, and to attend and vote at, all meetings of holders of Units.

Special Voting Units

In order to allow the Trust flexibility in pursuing corporate acquisitions, the Deed of Trust allows for the creation of Special Voting Units which will enable the Trust to provide voting rights to holders of exchangeable securities that may be issued by the Corporation or other direct or indirect subsidiaries of the Trust in connection with exchangeable share transactions.

An unlimited number of Special Voting Units may be created and issued pursuant to the Deed of Trust. Holders of Special Voting Units shall not be entitled to any distributions of any nature whatsoever from the Trust and shall be entitled to such number of votes at meetings of Unitholders as may be prescribed by the Trustee or the Board of Directors in the resolution authorizing the issuance of any Special Voting Units. Except for the right to vote at meetings of the Unitholders, the Special Voting Units shall not confer upon the holders thereof any other rights.

Exchange Right

Holders of Subordinated Units will have the right to convert into Trust Units on a one-for-one basis at any time after (and the subordination provisions will only apply until) the end of the first fiscal year ending on or after December 31, 2008 where the Trust has earned EBITDA (derived from audited financial statements) of at least $47 million (the "EBITDA Target") and the Trust has paid distributions of at least $1.20 per Trust Unit (the "Distribution Target") for such fiscal year. For the purposes of the subordination provisions, EBITDA will be calculated and adjusted in a manner consistent with the definition of EBITDA set forth in this prospectus. See "Non-GAAP Measures".

Approvals

All Trust Unit Veto Matters (as defined below) and Subordinated Unit Veto Matters (as defined below) must be approved by a special resolution and by 66⅔% of the holders of Trust Units or Subordinated Units, as applicable, voted in respect of the matter.

A "**Trust Unit Veto Matter**" means a proposal to implement any of the following: (i) adding, changing or removing the rights, privileges, restrictions or conditions attaching to the Trust Units; unless such proposal makes a similar addition, change or removal to the rights, privileges, restrictions or conditions attaching to the Subordinated Units; and (ii) amending the Deed of Trust in any manner materially adverse to a holder of Trust Units that is not similarly adverse to a holder of Subordinated Units.

A "**Subordinated Unit Veto Matter**" means a proposal to implement any of the following: (i) adding, changing or removing the rights, privileges, restrictions or conditions attaching to the Subordinated Units; unless such proposal makes a similar addition, change or removal to the rights, privileges, restrictions or conditions attaching to the Trust Units; and (ii) amending the Deed of Trust in any manner materially adverse to a holder of Subordinated Units that is not similarly adverse to a holder of Trust Units.

The Deed of Trust will also provide that the Trust will not, subject to certain exceptions: (a) issue or distribute additional Trust Units or rights to subscribe therefore or other property or assets to all or substantially all of the holders of Trust Units, nor subdivide, reduce, consolidate, reclassify or otherwise change the rights, privileges or other terms of the Trust Units, unless the same or an equivalent distribution on, or change to, the Subordinated Units (or in the rights of the holders thereof) is made simultaneously; or (b) issue or distribute additional Subordinated Units or rights to subscribe therefore or other property or assets to all or substantially all of the holders of Subordinated Units, nor subdivide, reduce, consolidate, reclassify or otherwise change the rights, privileges or

other terms of the Subordinated Units, unless the same or an equivalent distribution on, or change to the Trust Units (or in the rights of the holders thereof) is made simultaneously.

The Trust Units are not "deposits" within the meaning of the *Canada Deposit Insurance Corporation Act* (Canada) and are not insured under the provisions of that Act or any other legislation. Furthermore, the Trust is not a trust company and, accordingly, is not registered under any trust and loan company legislation as it does not carry on or intend to carry on the business of a trust company.

Unitholder Limited Liability

The Deed of Trust provides that no Unitholder, in its capacity as such, shall incur or be subject to any liability, direct or indirect, absolute or contingent, in contract or in tort or of any other kind to any Person in connection with: (i) the Trust Assets or the ownership, use, operation, acquisition or disposition thereof or exercise or enjoyment of the rights, privileges, conditions or benefits attached thereto, associated therewith or derived therefrom; (ii) the obligations or the activities or affairs of the Trust; (iii) any actual or alleged act or omission of the Trustee or by any other Person in respect of the activities or affairs of the Trust (whether or not authorized by or pursuant to the Deed of Trust); (iv) any act or omission of the Trustee or any other Person in the performance or exercise, or purported or attempted performance or exercise, of any obligation, power, discretion or authority conferred upon the Trustee or such other Person in respect of the activities or affairs of the Trust (whether or not authorized by or pursuant to the Deed of Trust); (v) any transaction entered into by the Trustee or by any other Person in respect of the activities or affairs of the Trust (whether or not authorized by or pursuant to the Deed of Trust); or (vi) except as provided in the Deed of Trust, any taxes, levies, imposts or charges or fines, penalties or interest in respect thereof payable by the Trust or by the Trustee or by any other Person on behalf of or in connection with the activities or affairs of the Trust. The Deed of Trust also provides that no Unitholder, in its capacity as a Unitholder, shall be liable to indemnify the Trustee or any other person with respect to any liabilities of the Trust. Notwithstanding the foregoing, to the extent that any Unitholder, in its capacity as such, is found by a court of competent jurisdiction to be subject to or liable in respect of any such liability, the Deed of Trust provides that such liability shall be enforceable only against, and shall be satisfied only out of, that Unitholder's share of the Trust Assets represented by its Units.

The Deed of Trust further provides that all contracts signed by or on behalf of the Trust shall include a provision to the effect that such obligation will not be binding upon Unitholders personally. Notwithstanding the terms of the Deed of Trust, Unitholders may not be protected from liabilities of the Trust to the same extent a shareholder is protected from the liabilities of a corporation. Personal liability may also arise in respect of claims against the Trust (to the extent that claims are not satisfied by the Trust) that do not arise under contracts, including claims in tort, claims for taxes and possibly certain other statutory liabilities. The possibility of any personal liability to Unitholders of this nature arising is considered remote. In addition, the *Income Trust Liability Act* (Alberta) (the "ITLA") provides that the beneficiary of a trust that is (a) created by a trust instrument governed by the laws of Alberta, and (b) a reporting issuer, as defined in the *Securities Act* (Alberta), is not liable as a beneficiary for any act, default, obligation or liability of the Trust or any of its trustees.

Issuance of Units

The Deed of Trust provides that Units including installment receipts, subscription receipts, rights, warrants, special warrants or options to subscribe for Units or debt instruments that are convertible into or exchangeable for Units, may be created and issued on such terms and conditions and at such time or times as the Trustee or the Board of Directors may determine.

Cash Distributions

Subject to the subordination of the Subordinated Units the Trustee shall, upon the recommendation of the General Partner, on or before each Distribution Record Date, declare payable to the Unitholders of record on such Distribution Record Date, all of the Distributable Cash of the Trust for the Distribution Period. The proportionate share of each Unit of the amount of such Distributable Cash shall be determined by dividing such amount by the number of issued and outstanding Units on such Distribution Record Date. In addition, the Trustee may, upon the recommendation of the General Partner, declare to be payable and make distributions to Unitholders, from time to time, out of the income of the Trust, net realized capital gains, the capital of the Trust or otherwise.

The initial cash distribution for the period from the Closing Date to August 31, 2006 will be paid to Unitholders of record on August 31, 2006 and is expected to be paid on September 15, 2006. Thereafter, it is expected that Distributions will be made on the 15th day of each month to Unitholders of record on the immediately preceding Distribution Record Date.

Redemption Right

Each Unitholder is entitled to require the Trust to redeem, at any time and from time to time, at the demand of the Unitholder, all or any part of the Units registered in the name of the Unitholder, upon delivery to the Trust of the certificate or certificates representing such Units, accompanied by a duly completed and properly executed notice requiring redemption. If a global unit certificate has been issued by the Trust, notice must also be provided to the Canadian Depository for Securities Limited. Upon receipt by the Trust of the notice to redeem Units, the holder thereof shall cease to have any rights with respect to the Units tendered for redemption other than to receive a price per Unit equal to:

(a) in the case of a Trust Unit, the lesser of: (i) 95% of the "market price" of the Units on the principal exchange or market on which the Trust Units are quoted for trading during the 10 consecutive trading day period ending on the trading day immediately prior to the date on which the Units are tendered for redemption; and (ii) 100% of the "closing market price" on the principal exchange or market on which the Trust Units are quoted for trading on the date that the Trust Units are so tendered for redemption (the "Cash Redemption Price"); and

(b) in the case of a Subordinated Unit (i) prior to the date the holders of Subordinated Units have the right to convert to Trust Units, a portion of the Cash Redemption Price in respect of such Subordinated Unit (the "Subordinated Redemption Price") calculated pursuant to the following formula:

SRP=R*A/B

SRP means the Subordinated Redemption Price.

R = the Cash Redemption Price (determined as if the Subordinated unit was a Trust Unit);

A = the number of quarters in which the Trust has met the quarterly EBITDA Target and Distribution Target while the Subordinated Units have been outstanding;

B = for the period from the Closing Date until December 31, 2008: 10; and

for the period after December 31, 2008: 10 plus the number that is 4 multiplied by the number of completed fiscal years after December 31, 2007,

provided that if A = nil or the Subordinated Redemption Price as calculated above would be less than $3.00, the Subordinated Redemption Price shall be the lesser of $3.00 and the Cash Redemption Price; and (ii) following the date the holders of Subordinated Units have the right to convert to Trust Units, the Cash Redemption Price.

For the purposes of this calculation, "market price" will be an amount equal to the simple average of the closing price of the Trust Units on the principal exchange or market on which the Trust Units are listed and posted for trading for each of the trading days on which there was a closing price; provided that, if the applicable exchange or market does not provide a closing price; but only provides the highest and lowest prices of the Trust Units traded on a particular day, the market price shall be an amount equal to the simple average of the highest and lowest prices for each of the trading days on which there was a trade; provided further that if there was trading on the applicable exchange or market for fewer than five of the 10 trading days, the "market price" shall be the simple average of the following prices established for each of the 10 trading days: the average of the last bid and last ask prices for each day on which there was no trading; the closing price of the Trust Units for each day that there was trading if the exchange or market provides a closing price; and the average of the highest and lowest prices of the Trust Units for each day that there was trading, if the exchange or market provides only the highest and lowest prices of Trust Units

traded on a particular day; and provided further that if, in the opinion of the Board of Directors, the trading activity of the Trust Units for the relevant period does not result in a trading price that represents the fair market value of a Trust Unit, the "market price" shall be an amount determined by the General Partner in good faith in its sole discretion and provided further that any such determination by the General Partner shall be conclusive and binding. The "closing market price" shall be an amount equal to the closing price of a Trust Unit on the applicable exchange or market if there was a trade on that date and the applicable exchange or market provides a closing price; an amount equal to the simple average of the highest and lowest trading prices of a Trust Unit if there was trading and the exchange or other market provides only the highest and lowest prices of a Trust Unit traded on a particular day; or the simple average of the last bid and last ask prices if there was no trading on the specified date.

The Cash Redemption Price or Subordinated Redemption Price payable in respect of any Units surrendered for redemption during any calendar month shall be paid by cheque no later than the last day of the calendar month following the month in which the Units were surrendered for redemption. The entitlement of Unitholders to receive a cheque upon the redemption of their Units is subject to the limitation that the total amount payable by the Trust in respect of such Units and all other Units tendered for redemption in the same calendar month shall not exceed $100,000 provided that, the Trustee may, in its sole discretion, waive such limitation in respect of any calendar month. If this limitation is not so waived, the Cash Redemption Price and Subordinated Redemption Price payable in respect of Units tendered for redemption in such calendar month shall be paid on the last day of the calendar month following such month as follows: (i) firstly, a cash payment by the Trust to the extent applicable; and (ii) secondly, by a distribution of Series 2 Business Notes in a principal amount equal to the remainder.

The entitlement of each Unitholder to require the Trust to redeem Units for cash will not be applicable to Units tendered for redemption where at the time the Trust Units are tendered for redemption, the outstanding Trust Units are not listed on any exchange or market which the General Partner considers in its sole discretion, provides representative fair market value prices for the Units or the normal trading of the outstanding Units is suspended or halted on the redemption date or for more than five trading days during the 10 consecutive trading day period ending on the trading day immediately prior to the redemption date.

It is anticipated that this redemption right will not be the primary mechanism for holders of Units to dispose of their Units. Securities held by the Trust which may be distributed in specie to Unitholders in connection with a redemption will not be listed on any stock exchange and no market is expected to develop in such securities. Securities held by the Trust may not be qualified investments for trusts governed by Plans.

Non-Resident Unitholders

At no time may Non-Residents be the beneficial owners of more than 49% of the Units, on a basic and fully-diluted basis, then outstanding. The Trustee or the General Partner may require declarations as to the jurisdictions in which beneficial owners of Units are resident. If the Trustee or the General Partner becomes aware that the beneficial owners of 49% of the Units (or rights to acquire Units) then outstanding are, or may be, Non-Residents or that such a situation is imminent, the Trustee or the General Partner may make a public announcement thereof and shall not accept a subscription for Units from or issue or register a transfer of Units to a Person unless the Person provides a declaration that the Person is not a Non-Resident. If, notwithstanding the foregoing, the Trustee or the General Partner determines that more than 49% of the Units are held by Non-Residents, the Trustee or the General Partner may send a notice to Non-Resident holders of Units, chosen in inverse order to the order of acquisition or registration or in such other manner as the Trustee or the General Partner may consider equitable and practicable, requiring such Non-Resident holders to sell their Units or a specified portion thereof within a specified period of not more than 60 days. If the Unitholders receiving such notice have not sold the specified number of Units or provided the Trustee or the General Partner with satisfactory evidence that they are not Non-Residents within such period, the Trustee may, on recommendation of the General Partner on behalf of such Unitholders, cause such Units to be sold and, in the interim, shall suspend the voting and distribution rights attached to such Units. Upon such sale, the affected Unitholders shall cease to be holders of the relevant Units and their rights shall be limited to receiving the net proceeds of sale upon surrender of the certificates representing such Units. No liability shall accrue to the Trust, the Trustee or the General Partner if the Units of Non-Resident Unitholders are sold at a loss to such Unitholder. Notwithstanding the foregoing, the Trustee and the General Partner, as the case may be, shall not enforce such restriction if a legal opinion, advanced tax ruling, Department of Finance comfort letter or any combination thereof has been received and based on such opinion and/or documentation the Trustee

and/or the General Partner, as the case may be, is of the view, acting reasonably, that the failure to enforce such provisions will not result in the Trust ceasing to be a "mutual fund trust" for the purposes of the Tax Act.

Meetings of Unitholders

The Deed of Trust provides that annual meetings of Unitholders shall be called, commencing in 2006, on or before June 30 in each year or otherwise as required by applicable laws, at a time and at a place in Canada set by the General Partner. The business transacted at such meetings shall include the presentation of the consolidated audited financial statements of the Trust for the immediately preceding fiscal year, the authorizing and directing the passing of a Trust for the election of Directors for the ensuing year, the appointment of the auditors of the Trust for the ensuing year and the transaction of such other business as may be properly brought before the meeting.

A meeting of Unitholders may be convened at any time and for any purpose by the Trustee and must be convened, except in certain circumstances, upon a written request of the holders of not less than 5% of the Units then outstanding and entitled to be voted. A requisition must, among other things, specify in reasonable detail the purpose or purposes for which the meeting is to be called.

Unitholders may attend and vote at all meetings of voting Unitholders either in person or by proxy and a proxyholder need not be a Unitholder. Two or more individuals present in person either holding personally or representing as proxies not less in aggregate than 5% of the outstanding Units shall constitute a quorum for the transaction of business at all such meetings.

The Deed of Trust contains provisions as to the notice required and other procedures with respect to the calling and holding of meetings of Unitholders in accordance with the requirements of applicable laws.

Reporting to Trust Unitholders

The financial statements of the Trust will be audited annually by an independent recognized firm of chartered accountants which has an office in Canada. The consolidated audited financial statements of the Trust, together with the comparative consolidated financial statements for the preceding year, if any, and the report of the auditors, will be mailed by the Trustee to Unitholders at least 21 days prior to the date of each annual meeting of Unitholders and, in any event, on or before any earlier date prescribed by applicable securities laws. The unaudited quarterly consolidated financial statements of the Trust for each fiscal quarter, together with comparative consolidated financial statements for the same fiscal quarter in the preceding fiscal year, if any, will be mailed by the Trustee to Unitholders within 45 days after the end of such fiscal quarter and, in any event, on or before any earlier date prescribed by applicable securities laws. The year-end of the Trust shall be December 31.

The Trust will be subject to the continuous disclosure obligations under all applicable securities laws.

Takeover Bids

The Deed of Trust contains provisions to the effect that if a takeover bid is made for the Units and not less than 90% of the Units (other than Units held at the date of the takeover bid by or on behalf of the offeror or associates or affiliates of the offeror) are taken up and paid for by the offeror, the offeror will be entitled to acquire the Units held by Trust Unitholders who did not accept the takeover bid on the terms offered by the offeror.

The Trustee

Valiant Trust Company is the initial trustee of the Trust. The Trustee is responsible for, among other things, accepting subscriptions for Units and issuing Units pursuant thereto and maintaining the books and records of the Trust and providing timely reports to Unitholders. The Deed of Trust provides that the Trustee shall exercise its powers and carry out its functions thereunder as Trustee honestly and in good faith with a view to the best interests of the Trust and the Unitholders and, in connection therewith, shall exercise the degree of care, diligence and skill that a reasonably prudent person would exercise in comparable circumstances.

The Trustee may resign on giving not less than 90 days' notice in writing to the General Partner (or such shorter notice as the General Partner may agree to). The Trustee may also be removed by ordinary resolution of the Unitholders. Such resignation or removal shall not become effective until (a) the approval by ordinary resolution at a meeting of Unitholders called for that purpose, (b) the appointment of, and acceptance of such appointment by, a new Trustee in the place of the resigning Trustee or the Trustee to be removed, and (c) an assumption by the new Trustee of all obligations of the Trustee related thereto in the same capacities as the resigning Trustee or the Trustee to be removed.

Delegation of Authority, Administration and Trust Governance

The Trust will not be managed by a third party manager. The Trust will be managed by the management of the General Partner. The Trustee, on behalf of the Trust, has entered into the Administration Agreement pursuant to which the General Partner will provide certain administrative services and facilities to the Trust.

The Trustee may grant broad discretion to the General Partner to administer and manage the day-to-day operations of the Trust, to act as agent for the Trust, to execute documents on behalf of the Trust and to make executive decisions for and on behalf of the Trust.

Liability of the Trustee

Neither the Trustee nor any of its directors, officers, employees, shareholders or agents shall be liable to any Unitholder for any action taken or not taken in good faith in reliance on any documents that are, *prima facie*, properly executed; and depreciation of, or loss to, the Trust incurred by reason of the sale of any asset; the loss or disposition of monies or securities; or any other action or failure to act including, without limitation, the failure to compel in any way any former trustee to redress any breach of trust or any failure by the General Partner or any other Person to perform the duties delegated to it under the Deed of Trust or under the Administration Agreement or any failure by the General Partner to pay monies owed to the Trust, unless and to the extent such liabilities arise principally and directly the gross negligence, wilful default or fraud of the Trustee or any of its directors, officers, employees, shareholders or agents or a breach by the Trustee of a restriction of the powers granted to it under the Deed of Trust. If the Trustee has retained an appropriate expert, advisor or legal counsel with respect to any matter connected with its duties under the Deed of Trust, the Trustee may act or refuse to act (provided it is done in good faith) based on the advice of such expert, advisor or legal counsel, and the Trustee shall not be liable for any action or refusal to act based on the advice of any such expert, advisor or legal counsel that it is reasonable to conclude is within the expertise of such expert, advisor or legal counsel to give. In the exercise of the powers, authorities or discretion conferred upon the Trustee under the Deed of Trust, the Trustee is and shall be conclusively deemed to be acting as trustee of the Trust Assets and shall not be subject to any personal liability for any debts, liabilities, obligations, claims, demands, judgments, costs, charges or expenses against or with respect to the Trust. In addition, the Deed of Trust contains other customary provisions limiting the liability of the Trustee.

Amendments to the Deed of Trust

The Deed of Trust may be amended or altered from time to time by special resolution of the Unitholders, provided that the Trustee may, without the consent, approval or ratification of any of the Unitholders or any other Person, amend the Deed of Trust prior to the Closing Date or at any time thereafter for the purpose of:

(a) ensuring the Trust's continuing compliance with applicable laws (including the Tax Act), regulations, requirements or policies of any governmental agency or authority having jurisdiction over the Trustee or the Trust;

(b) making amendments which, in the opinion of the Trustee, provides additional protection or added benefits for the Unitholders;

(c) removing any conflicts or inconsistencies in the Deed of Trust or making minor changes or corrections including the correction or rectification of any ambiguities, defective provisions, errors, mistakes or omissions, which are, in the opinion of the Trustee, necessary or desirable and not prejudicial to the Unitholders;

(d) making amendments which, in the opinion of the Trustee, are necessary or desirable in the interests of the Unitholders as a result of changes in taxation laws or policies of any governmental agency or authority having jurisdiction over the Trustee or the Trust;

(e) for any purpose (except one in respect of which a vote by Unitholders is specifically otherwise required) if the Trustee is of the opinion that the amendment is not prejudicial to Unitholders and is necessary or desirable; or

(f) to provide for the electronic delivery by the Trust to the Unitholders of documents relating to the Trust (including annual and quarterly reports and financial statements and proxy-related materials) in accordance with applicable laws from time to time,

but, notwithstanding the foregoing, no such amendment shall be adopted which causes the Trust to fail to qualify as a "mutual fund trust" under the Tax Act, without the consent of the Unitholders given as set out above. In addition, no such amendment shall modify the right to one vote per Unit or reduce the undivided interest in the Trust Assets represented by any Unit without the consent of the holder of such Unit and no amendment shall reduce the percentage of votes required to be cast at a meeting of the Unitholders for the purpose of amending the Deed of Trust or altering the acquisition provisions of the Deed of Trust without the unanimous consent of the Unitholders.

Termination of the Trust

The Unitholders may vote to terminate the Trust by special resolution at any meeting of the Unitholders duly called for that purpose.

Unless the Trust is earlier terminated by vote of the Unitholders, the Trust shall continue for a term ending 21 years after the date of death of the last surviving issue of Her Majesty, Queen Elizabeth II, alive on July 6, 2006. In the event that the Trust is wound-up, the Trustee will sell and convert into money all Trust Assets in one transaction or in a series of transactions at public or private sales and do all other acts appropriate to liquidate the Trust, and shall in all respects act in accordance with the directions, if any, of the Unitholders. If the Trustee is unable to sell all or any of the securities or other assets comprising the Trust Assets by the date set for termination, the Trustee may distribute the remaining securities or assets directly to the Unitholders. After paying, retiring or discharging or making provision for the payment, retirement or discharge of all known liabilities and obligations of the Trust and providing for indemnity against any other outstanding liabilities and obligations, the Trustee shall distribute the remaining part of the proceeds of the sale of the securities and other assets together with any cash forming part of the Trust Assets among the Unitholders in accordance with their pro rata share.

Restrictions on Trustee's Powers

The Trustee may not under any circumstances whatsoever authorize:

(a) any amalgamation, arrangement or other merger of the Petrowest Business Trust, the Business Trustee, the General Partner or Acquisitionco or any subsidiary thereof with any other Person, other than any amalgamation, arrangement or other merger of the General Partner with one or more direct or indirect wholly-owned subsidiaries of the Trust or in conjunction with an internal reorganization with an affiliate or subsidiary of the General Partner;

(b) any sale or disposition of any common shares of the General Partner or Business Notes held by the Trust or any other sale, lease or exchange of all or substantially all of the Trust Assets, except pursuant to an *in specie* redemption, pursuant to any security granted under the Deed of Trust, pursuant to any internal reorganization as a result of which the Trust has the same interest, whether direct or indirect, in the assets of the trust as the interest, whether direct or indirect, that it had prior to the reorganization or where any such sale, lease or exchange is effected between or among the Trust and any one or more of:

(i) the General Partner;

(ii) any other corporation, partnership, firm or other form of entity or organization that is directly or indirectly wholly-owned by the Trust;

(iii) any trust or trusts, the sole beneficiaries of which are the Trust and/or any of the Persons referred to above; and

(iv) any partnership, the only partners of which are Persons referred to above;

(c) any sale, lease or exchange of all or substantially all of the assets of the General Partner or any subsidiary thereof, except pursuant to any security granted by the General Partner or the Partnerships, pursuant to any internal reorganization with an affiliate or subsidiary of the General Partner or the Partnerships, or where any such sale, lease or exchange is effected between or among any one or more of:

(i) the Trust;

(ii) the General Partner;

(iii) any other corporation, partnership, firm or other form of entity or organization that is directly or indirectly wholly-owned by the Trust;

(iv) any trust or trusts, the sole beneficiaries of which are the Trust and/or any of the Persons referred to above; and

(v) any partnership, the only partners of which are Persons referred to above;

(d) any amendment to the articles of the General Partner to change its authorized share capital or otherwise amend its constating documents in a manner which may be prejudicial to the Trust;

(e) for so long as there are any Subordinated Units outstanding, the issuance and distribution of additional Trust Units or rights to subscribe therefor or other property or assets to all or substantially all of the holders of Trust Units, or the subdivision, reduction, consolidation, reclassification of, or other change to, the rights, privileges or other terms of the Trust Units, unless the same or an equivalent distribution on, or change to the Subordinated Units (or in the rights of the holders thereof) is made simultaneously; or

(f) for so long as there are any Trust Units outstanding, the issuance and distribution of additional Subordinated Units or rights to subscribe therefor or other property or assets to all or substantially all of the Subordinated Unitholders, or the subdivision, reduction, consolidation, reclassification of, or other change to, the rights, privileges or other terms of the Subordinated Units, unless the same or an equivalent distribution on, or change to the Trust Units (or in the rights of the holders thereof) is made simultaneously;

in each case, without the approval of the Unitholders by special resolution at a meeting of Unitholders called for that purpose.

DESCRIPTION OF PETROWEST BUSINESS TRUST

The Business Deed of Trust will contain provisions substantially similar to those of the Trust Deed. The principal differences between the Petrowest Business Trust Deed and the Trust Deed will be those described below. The description below is a summary and is qualified entirely by the complete provisions of the Petrowest Business Trust Deed. A copy of the Petrowest Business Trust Deed will be available via the internet at www.sedar.com.

General

Petrowest Business Trust, when created, will be an unincorporated, open-ended, limited purpose mutual fund trust established under and governed by the laws of the Province of Alberta pursuant to the Business Deed of Trust. It will be a limited purpose trust and its activities will be restricted to, among other things:

(a) participating in the Concurrent Acquisitions;

(b) acquiring, investing in, holding, transferring, disposing of and otherwise dealing with, directly or indirectly, in any of securities issued by the Partnerships including investing in securities of the Partnerships' subsidiaries and borrowing funds for that purpose;

(c) investing in any other securities and in any other investments as the General Partner or Business Trustee may determine and borrowing funds for that purpose;

(d) temporarily holding cash in interest bearing accounts and short-term investments for the purposes of making investments, paying the expenses and the liabilities of the Petrowest Business Trust, paying amounts payable by the Petrowest Business Trust in connection with the redemption of any Business Units or other securities of the Petrowest Business Trust and making distributions to holders of Business Units;

(e) issuing Business Units or securities convertible into or exchangeable for Business Units for the purpose of obtaining funds to conduct any of the activities of the Petrowest Business Trust, completing any acquisition of securities or any other assets for the benefit of the Petrowest Business Trust;

(f) issuing debt securities, including the Business Notes, provided recourse shall be limited to the assets of the Petrowest Business Trust (including debt securities convertible into or exchangeable for Petrowest Business Trust Units or other securities of the Petrowest Business Trust) or otherwise borrowing and mortgaging, pledging, charging, granting a security interest in or otherwise encumbering any of the assets of the Petrowest Business Trust as security;

(g) guaranteeing (as guarantor, surety or co-principal obligor) the payment of any indebtedness, liability or obligation of the Partnerships or the General Partner, or any of their direct or indirect subsidiaries, and mortgaging, pledging, charging, granting a security interest in or otherwise encumbering all or any part of the assets of the Petrowest Business Trust, including securities issued by the Partnership or the General Partner or any direct or indirect subsidiary, as security for that guarantee;

(h) disposing of any part of the assets of the Petrowest Business Trust;

(i) repurchasing, redeeming or otherwise acquiring securities of the Petrowest Business Trust, including pursuant to any issuer bid made by the Petrowest Business Trust;

(j) satisfying the obligations, liabilities or indebtedness of the Petrowest Business Trust;

(k) performing all acts necessary, incidental, ancillary or related to any of the foregoing; and

(l) undertaking such other activities or taking such other actions to conduct the business of the Petrowest Business Trust as shall be approved by the Business Trustee from time to time.

As at the date of this prospectus, the Petrowest Business Trust does not intend to hold securities of any entities other than shares of Acquisitionco and the General Partner and partnership interests in the Partnerships, except in connection with its short-term cash management.

Exercise of Voting Rights Attached to Common Shares of the General Partner

The Business Deed of Trust provides that Unitholders will be entitled to pass a resolution directing the Business Trustee as to the persons to be elected to the Board of Directors for the ensuing year.

Restrictions on the Powers of the Trustee of Petrowest Business Trust

The Petrowest Business Trust Deed states that the Business Trustee may not, without approval by special resolution of the holders of Business Units, authorize or vote the securities held by it to authorize:

(a) any amalgamation, arrangement or other merger of the General Partner, Acquisitionco or the Partnerships with any other Person, except with one or more direct or indirect wholly-owned subsidiaries of the Petrowest Business Trust or the Trust or in conjunction with an internal reorganization with an affiliate or subsidiary of the Partnerships or the Petrowest Business Trust;

(b) the winding-up or dissolution of the Partnerships prior to the end of the term of the Petrowest Business Trust, except in conjunction with an internal reorganization with an affiliate or subsidiary of the Partnerships or the Petrowest Business Trust; or

(c) any sale, lease or exchange of all or substantially all of the assets of the assets of the Petrowest Business Trust, except pursuant to any security granted by the Petrowest Business Trust, except pursuant to any internal reorganization of the direct or indirect assets of the Petrowest Business Trust as a result of which the Petrowest Business Trust has the same interest, whether direct or indirect, in the assets as the interest, whether direct or indirect, that it had prior to the reorganization or where any such sale, lease or exchange is effected between or among the Petrowest Business Trust and any one or more of:

    (i) the Trust;

    (ii) the Partnerships;

    (iii) any other corporation, partnership, firm or other form of entity or organization that is directly or indirectly wholly-owned by the Petrowest Business Trust or the Trust;

    (iv) any trust or trusts, the sole beneficiaries of which are the Trust and/or any of the Persons referred to in (i) through (iii) above; and

    (v) any partnership, the only partners of which are Persons referred to in (i) through (iv) above; or

(d) any sale, lease or exchange of all or substantially all of the assets of the Partnerships except pursuant to any security granted by the Partnerships, except pursuant to any internal reorganization with an affiliate or subsidiary of the Trust, the Petrowest Business Trust or the Partnerships, or where any such sale, lease or exchange is effected between or among any one or more of:

    (i) the Trust;

    (ii) the Petrowest Business Trust;

    (iii) the Partnerships;

    (iv) any other corporation, partnership, firm or other form of entity or organization that is directly or indirectly wholly-owned by the Trust, the Petrowest Business Trust or the Partnerships;

(v) any trust or trusts, the sole beneficiaries of which are the Petrowest Business Trust and/or any of the Persons referred to in (i) through (iv); and

(vi) any partnership, the only partners of which are Persons referred to in (i) through (v) above.

Redemption Right

The Business Units will be redeemable at any time on demand by the holders thereof upon delivery to the Petrowest Business Trust of a duly completed and properly executed notice requiring the Petrowest Business Trust to redeem the Business Units, in a form reasonably acceptable to the Business Trustee, together with the certificates representing the Business Units to be redeemed and written instructions as to the number of Business Units to be redeemed. Upon tender of Business Units by a holder thereof for redemption, the holder of the Business Units tendered for redemption will no longer have any rights with respect to such Business Units other than the right to receive the redemption price for such Business Units. The redemption price for each Business Unit tendered for redemption will be equal to:

$$\frac{(A \times B) - C}{D}$$

Where:

A = the cash redemption price per Unit calculated as of the close of business on the Redemption Date in accordance with the terms of the Deed of Trust;

B = the aggregate number of Units outstanding as of the close of business on the Redemption Date;

C = the aggregate unpaid principal amount and accrued interest thereon of the Business Notes and any other indebtedness of the Petrowest Business Trust held by or owed to the Trust and the fair market value of any other assets or investments held by the Trust (other than Business Notes or Business Units) as of the close of business on the Redemption Date; and

D = the aggregate number of Business Units outstanding held by the Unitholders as of the close of business on the Redemption Date.

The Business Trustee will also be entitled to call for redemption, at any time, all or part of the outstanding Business Units registered in the name of the holders thereof other than the initial unit of the Petrowest Business Trust at the same redemption price as described above for each Petrowest Business Trust Unit called for redemption, calculated with reference to the date the Business Trustee approved the redemption of Business Units.

Distributions

The Petrowest Business Trust intends to make monthly cash distributions to the Trust of its available cash, after satisfaction of its interest obligations, if any, and less any estimated cash amounts required for costs, expenses, liabilities, obligations or other amounts of the Petrowest Business Trust, any cash redemptions or repurchases of Business Units, Business Notes or other securities of the Petrowest Business Trust, amounts retained to comply with limits or restrictions in loan agreements, allowances for contingencies in working capital, investments or acquisitions, and income tax liability. Such distributions will be paid on or before the 15th day of the month following the end of the distribution paid and are intended to be received by the Trust prior to its related cash distribution to Trust Unitholders.

The distribution declared in respect of the month ending December 31 in each year will include such amount in respect of the taxable income and net realized capital gains, if any, of the Petrowest Business Trust for such year as is necessary to ensure that the Petrowest Business Trust will not be liable for ordinary income taxes under the Tax Act in such year.

If the Business Trustee determines that the Petrowest Business Trust does not have cash in an amount sufficient to make payment of the full amount of any distribution, the payment may include the issuance of additional Business Units having a value equal to the difference between the amount of such distribution and the

amount of cash which has been determined by the trustee, to be available for the payment of such distribution. The value of each Petrowest Business Trust Unit so issued will be the redemption price thereof.

Any Business Units transferred to Unitholders pursuant to a distribution in specie may be subject to resale and transfer restrictions and cannot be resold or transferred except as permitted by applicable securities law.

Business Notes

The following is a summary of the material attributes and characteristics of the Business Notes which will be issued by the Petrowest Business Trust under the Note Indenture. This summary is qualified in its entirety by reference to the provisions of the Note Indenture which contains a complete statement of those attributes and characteristics.

Business Notes will be issuable in Canadian currency. Business Notes are issuable in denominations of $100 and integral multiples of $100. No fractional Business Notes will be issued or distributed and where the number of Business Notes to be received by a Unitholder includes a fraction, such number shall be rounded to the next lowest whole number.

Series 2 Business Notes will be reserved by the Petrowest Business Trust to be issued exclusively to holders of Units as full or partial payment of the redemption price of Units, as the Trustees may decide or, in certain circumstances, be obliged to issue. Series 3 Business Notes will be reserved by the Petrowest Business Trust to be issued exclusively as full or partial payment of the redemption price of Series 1 Business Notes.

Interest and Maturity

The Series 1 Business Notes to be issued at Closing will be payable on demand, will mature on the 10th anniversary of the date of issuance and will bear a fixed rate of interest, payable monthly in arrears on the 10th day of each calendar month that such Series 1 Business Notes are outstanding. Each Series 2 Note will mature on a date which is no later than the first anniversary of the date of issuance thereof and bear interest at a market rate to be determined by the Business Trustee at the time of issuance thereof, payable monthly in arrears on the 10th day of each calendar month that such Series 2 Note is outstanding. Each Series 3 Note will mature on the same date as the Series 1 Business Notes and bear interest at a market rate to be determined by the Business Trustee at the time of issuance thereof, payable monthly in arrears on the 10th day of each calendar month that such Series 3 Note is outstanding.

Payment upon Maturity

On maturity, the Petrowest Business Trust will repay the Business Notes by paying to the trustee under the Note Indenture in cash an amount equal to the principal amount of the outstanding Business Notes which have then matured, together with accrued and unpaid interest thereon.

Redemption

The Business Notes will be redeemable in whole or in part (at a redemption price equal to the principal amount thereof plus accrued and unpaid interest, if any, payable in cash or, in the case of a redemption of Series 1 Business Notes on an *in specie* payment of the Redemption Price, in Series 3 Business Notes) at the option of the Petrowest Business Trust prior to maturity.

Ranking and Postponement

The Business Notes will be direct, unsecured obligations of the Petrowest Business Trust ranking *pari passu* with all other unsecured obligations of the Petrowest Business Trust. Payment of the principal amount and interest on the Business Notes will be postponed in right of payment to the prior payment in full of the principal of and accrued and unpaid interest on, and all other amounts owing in respect of, all senior indebtedness which will be defined as all indebtedness, liabilities and obligations of the Petrowest Business Trust which, by the terms of the instrument creating or evidencing the same, will be expressed to rank in right of payment in priority to the

indebtedness evidenced by the Note Indenture. The Note Indenture provides that upon any distribution of the assets of the Petrowest Business Trust in the event of any dissolution, liquidation, reorganization or other similar proceedings relative to the Petrowest Business Trust, the holders of all such senior indebtedness will be entitled to receive payment in full before the holders of the Business Notes are entitled to receive any payment.

Default

The Note Indenture provides that any of the following shall constitute an event of default:

- default in payment of the principal of the Business Notes when the same becomes due and the continuation of such default for a period of 30 days;

- default in payment of any interest due on any Business Notes and continuation of such default for a period of 90 days;

- default in the observance or performance of any other covenant or condition of the Note Indenture and continuance of such default for a period of 30 days after notice in writing has been given to the Business Trustee specifying such default and requiring the Petrowest Business Trust to rectify the same; and

- certain events of dissolution, liquidation, reorganization or other similar proceedings relative to the Petrowest Business Trust.

The provisions governing an event of default under the Note Indenture and remedies available thereunder do not provide protection to the holders of Business Notes which would be comparable to the provisions generally found in debt securities issued to the public.

DESCRIPTION OF THE PARTNERSHIPS

The following is a summary of the material attributes and characteristics of the Partnerships and the Partnership Agreements, and is qualified in its entirety by the provisions of the Partnership Agreements. A copy of the Partnership Agreements will be available via the internet at www.sedar.com. See "Material Contracts".

General

When created, the Partnerships will be limited partnerships formed under the laws of the Province of Alberta. The General Partner will be the general partner of the Partnership, and Acquisitionco and Petrowest Business Trust will be the only limited partners of the Partnerships. The Partnerships are authorized to issue an unlimited number of Partnership Units. Each Partnership Unit will entitle the holder to the same rights and obligations as a holder of any other Partnership Unit and no limited partner of a Partnership will be entitled to any privilege, priority or preference in relation to any other limited partner of a Partnership. Each limited partner of a Partnership will be entitled to one vote for each Partnership Unit held.

Distributions

The amount of cash or other property distributed, if any, by each of the Partnerships to the partners in respect of any period will be determined by the General Partner. Unless otherwise determined by the General Partner, all cash payments and other distributions made to partners will be made on the basis of (i) a payment to the General Partner in proportion to the General Partner's 0.001% interest; (ii) an amount to Acquisitionco in respect of its Class B Partnership Units; and (iii) the remainder to Petrowest Business Trust in respect of its Class A Partnership Units.

The Partnerships intend to make monthly cash distributions to the partners on or before the 10th day of each calendar month so that they are received by Petrowest Business Trust prior to its related cash distribution to holders of Business Units. The Partnerships may make distributions at any other time that the General Partner determines.

Allocation of Net Income and Losses

Net income, capital gains or income of the Partnerships for tax purposes and all other items of income, gain, proceeds of disposition and recapture of the Partnerships which are allocable for purposes of the Tax Act or any other relevant taxing statute for any fiscal year shall be allocated at the end of each fiscal year of the Partnerships in the following order or priority:

(a) to the General Partner to the extent of cash distributions paid to it in such fiscal year;

(b) to Acquisitionco as the holder of the Class B Partnership Units to the extent of the cash distributions paid to it in such fiscal year;

(c) to Petrowest Business Trust as the holder of the Class A Partnership Units to the extent of the cash distributions paid to it in such fiscal year; and

(d) as to the balance, to the General Partner.

Net losses, capital losses and other losses of the Partnerships for tax purposes and all other items of loss, deduction and credit of the Partnerships which are allocated for purposes of the Tax Act or any other relevant tax statute for any fiscal year shall be allocated to the General Partner.

The fiscal year end of the Partnerships is December 31.

Where a distribution of property other than cash results in income or the allocation of an amount to the partners for the purpose of computing the income, taxable income or loss or other amount of the partners under the Tax Act or other relevant taxing statute, the income or amount shall be allocated to the partner receiving the distribution.

Amendment

The Partnership Agreements may be amended only in writing and with the consent of the limited partners given by a resolution passed by not less than 66⅔% of the votes cast by partners entitled to vote at a duly convened meeting or a resolution in writing by partners entitled to vote who collectively hold not less than 66⅔% of the Partnership Units. Notwithstanding the foregoing, no amendment may be made that would have the effect of reducing a partner's share of the income or assets of the Partnership, reducing the interest in the Partnership of the partners (unless all of the partners consent thereto), changing in any manner any allocation for tax purposes, changing the liability of any limited partner, allowing any limited partner to exercise control over or management of the business of the Partnership, changing the right of a limited partner or the General Partner to vote at any meeting, or changing the Partnership from a limited partnership to a general partnership.

The General Partner may, without prior notice to or consent from any limited partner of the Partnership, amend from time to time any provision of the Partnership Agreement if such amendment is: (a) in the opinion of the General Partner, based on counsel's recommendation, for the protection or benefit of the limited partners or the Partnership or to cure an ambiguity or to correct or supplement any provision contained therein that may be defective or inconsistent with any other provision contained herein, and the amendment does not and will not, in the opinion of the General Partner, materially adversely affect the rights of any limited partner; (b) for the purpose of reflecting the admission, substitution, withdrawal or removal of limited partners in accordance with the Partnership Agreement; (c) a change that, in the sole discretion of the General Partner, is reasonable and necessary or appropriate to qualify or continue the qualification of the Partnership as a limited partnership in which the limited partners have limited liability under applicable legislation; or (d) a change that, in the sole discretion of the General Partner, is reasonable and necessary or appropriate to enable limited partners to take advantage of, or not be detrimentally affected by, changes in the Tax Act or other taxation laws.

DESCRIPTION OF THE GENERAL PARTNER

The General Partner is a corporation incorporated under the ABCA and will, on or before the Closing Date, be a direct wholly owned subsidiary of Petrowest Business Trust. The General Partner is Petrowest Energy Services Ltd. See "The Trust and its Subsidiaries".

The General Partner provides administrative and managerial services to the Trust, and will provide such services to Petrowest Business Trust, pursuant to the Administration Agreement. See "Administration Agreement".

The General Partner, in its capacity as general partner of the Partnerships, is responsible for the management of the Partnerships. See "Description of the Partnerships".

INFORMATION AND REPORTS

The Trust will agree to furnish to Unitholders, in accordance with and subject to applicable securities laws, such consolidated financial statements of the Trust (including quarterly and annual consolidated financial statements) and other reports as are from time to time required by applicable law, including prescribed forms needed for the completion of Unitholders' tax returns under the Tax Act and equivalent provincial legislation. Prior to each meeting of Unitholders, the Trust will provide the Unitholders (along with notice of such meeting) all such information as is required by applicable law and the Deed of Trust to be provided to such holders.

PRINCIPAL UNITHOLDERS

To the best of the knowledge of the Directors, with the exception of the initial unitholder of the Trust, no person directly or indirectly beneficially owns or exercises control or direction over more than 10% of any class or series of voting securities of the Trust as at the date hereof and after giving effect to this offering and the Concurrent Acquisitions.

PLAN OF DISTRIBUTION

Under an agreement dated •, 2006 (the "Underwriting Agreement"), among the Trust, Petrowest Business Trust, the General Partner, the Promoters and the Underwriters, the Trust has agreed to sell • Trust Units and the Underwriters have agreed to purchase, as principal, on the Closing Date, subject to the conditions stipulated in the Underwriting Agreement all but not less than all of such Trust Units at a price of $10.00 per Trust Unit. The Underwriting Agreement provides that the Underwriters will be paid a fee of $0.60 per Trust Unit purchased by the public in consideration for services performed in connection with this offering.

The Trust has granted to the Underwriters the Over-Allotment Option. The Underwriters will be paid a commission of $0.60 per Trust Unit purchased pursuant to the Over-Allotment Option.

There is currently no market through which the Units may be sold. The terms of this offering were established through negotiation between the Trust, the General Partner and the Underwriters.

The obligations of the Underwriters under the Underwriting Agreement are conditional and may be terminated at the discretion of the Underwriters on the basis of their assessment of the state of the financial markets. The Underwriting Agreement provides that the Underwriters may also terminate their obligations thereunder in certain stated circumstances and upon the occurrence of certain stated events. The Underwriters are, however, severally obligated to take up and pay for all offered Trust Units that they have agreed to purchase if any of the Trust Units are purchased under the Underwriting Agreement. The Underwriters may effect transactions intended to stabilize or maintain the price of the Units at levels other than those that might otherwise prevail in the open market. Such activities, if commenced, may be discontinued at any time.

Each of the Trust, Petrowest Business Trust, and the General Partner has agreed to indemnify the Underwriters and their directors, officers, employees and agents against certain liabilities, including, without

restriction, civil liabilities under Canadian provincial and territorial securities legislation, or to contribute to any payments the Underwriters may be required to make in respect thereof.

Subscriptions for Units will be received subject to rejection or allotment in whole or in part, and the right is reserved to close the subscription books at any time without notice.

During a period ending 180 days from the Closing Date, the Trust has agreed not to sell or issue for sale or resale any Units or financial instruments or securities convertible into, or exercisable or exchangeable for, Units or agree to, or announce, any such offer, sale or issuance, without the prior written consent of the Lead Underwriters, which consent may not be unreasonably withheld.

The Units have not been and will not be registered under the U.S. Securities Act or the securities laws of any states in the United States and, subject to certain exemptions, may not be offered or sold or otherwise transferred or disposed of in the United States, its territories, its possessions or other areas subject to its jurisdiction or to, or for the account or benefit of, a U.S. Person, except in accordance with the Underwriting Agreement. The Underwriting Agreement permits the Underwriters to offer and resell the Trust Units they have acquired pursuant to the Underwriting Agreement to (i) certain qualified institutional buyers in the United States, provided that such offers and sales are made in accordance with Rule 144A under the U.S. Securities Act; and (ii) certain institutional accredited investors that satisfy the requirements of Rule 501 (a)(1),(2),(3) or (7) under the U.S. Securities Act. In addition, the Underwriting Agreement provides that the Underwriters will offer and sell securities outside the United States to any U.S. person only in accordance with Regulation S under the U.S. Securities Act. This prospectus does not constitute an offer to sell or a solicitation of an offer to buy any of the Units offered hereby in the United States. In addition, until 40 days after the commencement of this offering, an offer or sale of Units within the United States by a dealer (whether or not participating in this offering) may violate the registration requirements of the U.S. Securities Act if that offer or sale is made otherwise than in accordance with Rule 144A or in accordance with any other available exemption from registration under the U.S. Securities Act.

The Closing is expected to take place on •, 2006, or on any other date that may be agreed upon by the Trust and Underwriters, but no later than •, 2006.

ESCROWED AND SUBORDINATED SECURITIES

The shareholders of the Acquired Companies will enter into an escrow agreement on the Closing of this offering and the Concurrent Acquisitions (the "Escrow Agreement") pursuant to which Units issued to such shareholders in connection with the acquisition of the Acquired Companies will be placed in escrow. The Promoters will also enter into an escrow agreement on the same terms. In the event that all of the Acquired Companies are acquired upon the terms and conditions specified in the Purchase and Sale Agreements, an aggregate of 14,270,094 Units will be placed in such escrow (being •% of the outstanding Units assuming completion of this offering and all of the Concurrent Acquisitions). Pursuant to the Escrow Agreement, and subject to certain limited exceptions with respect to early release in the event of termination of employment or terminal illness (as determined by the Governance and Compensation Committee), one-quarter of the escrowed securities will be released on the first anniversary of the Closing Date and the remaining escrowed securities will be released on the second anniversary of the Closing Date. In the event that any of the escrowed securities are released within 180 days following the Closing Date, the shareholders of the Acquired Companies will agree not to sell any Units or sell or issue for sale or resale any financial instruments or securities convertible into, or exercisable or exchangeable for, Units or agree to, or announce, any such offer, sale or issuance, without the prior written consent of the Lead Underwriters, which consent may not be unreasonably withheld.

An aggregate of 1,510,000 Subordinated Units will be issued to the Promoters, the vendors of the Acquired Companies and certain other individuals for aggregate proceeds to the Trust of $4,530,000. The distributions in respect of such Subordinated Units are subordinated to the distributions in respect of the trust Units and will be paid by the Trust subsequent to Priority Distributions. See "Description of the Trust – Units" and "Prior Issuances".

PRIOR ISSUANCES

There have been no issuances of Units during the twelve-months preceding the date of this prospectus other than the issuance of one Trust Unit to the initial unitholder of the Trust (the "Initial Unit") in consideration for $10 and the issuance of an aggregate of 1,510,000 Subordinated Units at a price of $3.00 per Subordinated Unit ($4,530,000 in the aggregate to be satisfied by payment of $1.00 in cash and $2.00 by way of a three-year promissory note that will be forgiven over three years if the subscriber remains as a director, officer or employee of Petrowest. Of these Subordinated Units 500,000 were issued to Promoters, 210,000 were issued to Directors and Officers (other than the Promoters) and 800,000 were issued to vendors of the Acquired Companies (other than the Promoters). The Initial Unit will be redeemed immediately following the Closing.

USE OF PROCEEDS

The aggregate gross proceeds of this offering will be $• ($• if the Over-Allotment Option is exercised in full). The estimated net proceeds of this offering, after deducting $• representing fees payable to the Underwriters ($• if the Over-Allotment Option is exercised in full) and the estimated expenses of this offering of approximately $2.0 million will be approximately $• ($• if the Over-Allotment Option is exercised in full). The Trust will use the net proceeds to subscribe for Business Notes and Business Units. Petrowest Business Trust will, in turn, loan $103.3 million received from the Trust to Acquisitionco to fund the cash portion of the base purchase price of the Acquired Companies. The remaining $• million not required to fund the purchase of the Acquired Companies ($• if the Over-Allotment Option is exercised in full) will be used by the Petrowest Business Trust for growth capital ($8.3 million) and working capital ($• million) and, in the interim, to retire certain long-term debt of the Acquired Companies ($•, $• and $• million, respectively, if the Over-Allotment Option is exercised in full).

It is a condition of the Underwriting Agreement that at the time of the Closing of this offering, the Acquisition Condition shall have been satisfied.

CANADIAN FEDERAL INCOME TAX CONSIDERATIONS

In the opinion of Bennett Jones LLP, counsel to the Trust, and Stikeman Elliott LLP, counsel to the Underwriters, the following is, as of the date hereof, a fair and adequate summary of the principal Canadian federal income tax considerations generally applicable under the Tax Act to a Unitholder who acquires Trust Units pursuant to this offering and who, for the purposes of the Tax Act and at all relevant times, is resident in Canada, deals at arm's length with and is not affiliated with the Trust and holds the Trust Units as capital property. Generally, Trust Units will be considered to be capital property to a Unitholder provided that the Unitholder does not hold the Trust Units in the course of carrying on a business and has not acquired them in one or more transactions considered to be an adventure or concern in the nature of trade. Certain Unitholders who might not otherwise be considered to hold their Trust Units as capital property may, in certain circumstances, be entitled to have them treated as capital property by making the irrevocable election permitted by subsection 39(4) of the Tax Act. This summary is not applicable to a Unitholder that is a "financial institution" (as defined in the Tax Act for the purposes of the mark-to-market rules) or a "specified financial institution" or a Unitholder an interest in which is a "tax shelter investment" (all as defined in the Tax Act).

This summary is based upon the provisions of the Tax Act in force as of the date hereof, counsels' understanding of the current published administrative and assessing practices of the Canada Revenue Agency ("CRA") and certificates from the Trust as to certain factual matters. This summary takes into account all specific proposals to amend the Tax Act which have been publicly announced by or on behalf of the Minister of Finance (Canada) prior to the date hereof. There can be no assurance that any tax proposals will be implemented in their current form or at all. This summary does not otherwise take into account or anticipate any changes in law, whether by legislative, governmental or judicial decision or action, and does not take into account provincial, territorial or foreign tax legislation or considerations, which may differ significantly from those discussed in this prospectus.

This summary is not exhaustive of all possible Canadian federal tax considerations applicable to an investment in Trust Units. This summary is of a general nature only and is not intended to be legal or tax advice to any prospective purchaser of Trust Units. Investors should consult their own tax advisors for

advice with respect to the tax consequences of an investment in Trust Units based on their particular circumstances.

Status of the Trust

Mutual Fund Trust

This summary is based on the assumption that the Trust will qualify as a "unit trust" and as a "mutual fund trust" as defined in the Tax Act on the Closing, will elect to be deemed to be a mutual fund trust from the date it is established and will thereafter continuously qualify as a mutual fund trust at all relevant times.

In order for the Trust to qualify as a mutual fund trust at a particular time, in addition to being a unit trust resident in Canada, it must meet certain prescribed conditions ("minimum distribution requirement") relating to the number of Unitholders, the dispersal of ownership of Units and public distribution of Units at such time; its only undertaking must be the investing of its funds in property (other than real property); and it must not be established or maintained primarily for the benefit of non-residents of Canada. The sole undertaking of the Trust as described in this prospectus is the investing of its funds in property (other than real property) and this summary assumes that this will continue to be the case at all relevant times. This summary assumes that the Trust will satisfy the minimum distribution requirement on the completion of this offering, so that it may elect to be deemed to be a mutual fund trust from the date it was established until such time, and it so elects, and that it will continuously satisfy the minimum distribution requirement thereafter. This summary also assumes that the Trust was not established nor will it be maintained primarily for the benefit of non-residents of Canada, based on the restriction of ownership of Units by non-residents of Canada, which is contained in the Deed of Trust. See "Risk Factors – Risks relating to an Investment in the Trust – Income Tax Matters".

Should the Trust cease to qualify as a mutual fund trust, the income tax considerations respecting the Trust would be materially different from those described in this summary, and in particular the following adverse income tax consequences may result:

- The Trust Units would cease to be qualified investments for Plans with the result that a Plan may become subject to a penalty tax, the beneficiary of such Plan may be deemed to have received income therefrom or, in the case of an RESP, the RESP may have its tax exempt status revoked.

- The Trust and the Petrowest Business Trust may be required to pay a tax under Part XII.2 of the Tax Act. The payment of Part XII.2 tax by the Trust and the Petrowest Business Trust will affect the amount of cash available for distribution by the Trust and may have adverse consequences for Unitholders.

- The Trust will cease to be eligible for the capital gains refund mechanism available to mutual fund trusts.

Qualified Investment

The Trust Units will be qualified investments for trusts governed by Plans, subject to the specific provisions of any particular Plan. Plans should generally not be taxable on any distributions from the Trust or any gains realized on the disposition of Trust Units. If the Trust ceases to qualify as a mutual fund trust, the Trust Units no longer will be qualified investments under the Tax Act for Plans.

Business Notes or other securities received as a result of a redemption of Trust Units may not be qualified investments for a Plan, and this could give rise to adverse consequences to the Plan or the annuitant under the Plan. Accordingly, Plans that own Trust Units should consult their own tax advisors before deciding to exercise the redemption rights attached to the Trust Units.

Taxation of the Trust

The taxation year of the Trust is the calendar year. In each taxation year, the Trust will be subject to tax under Part I of the Tax Act on its income for tax purposes for the year, including net realized taxable capital gains, less the portion thereof that it deducts in respect of the amounts paid or payable in the year to Unitholders. An amount will be considered to be payable to a Unitholder in a taxation year if it is paid to the Unitholder in the year by the Trust or if the Unitholder is entitled in that year to enforce payment of the amount.

The Trust will include in its income for each taxation year such amount of the Petrowest Business Trust's income for tax purposes, including net taxable capital gains, as is paid or becomes payable by the Petrowest Business Trust to the Trust in the year in respect of the Business Units and all interest on the Business Notes that accrues to the Trust to the end of the year, or that becomes receivable or is received by it before the end of the year, except to the extent that such interest was included in computing its income for a preceding year. The Trust will not be subject to tax on any amount received as a payment of principal in respect of the Business Notes or any amount received as a return of capital from the Petrowest Business Trust (provided that the capital returned, if any, does not exceed the adjusted cost base of the Business Units held by the Trust).

A distribution by the Trust of its property upon a redemption of Trust Units will be treated as a disposition by the Trust of the property so distributed for proceeds of disposition equal to its fair market value. The Trust's proceeds of disposition of Business Notes will be reduced by any accrued but unpaid interest in respect thereof, which interest will generally be included in the Trust's income in the year of disposition to the extent that it was not included in the Trust's income in a previous year. The Trust will realize a capital gain (or a capital loss) on the property so distributed to the extent that the proceeds of disposition of such property exceed (or are less than) the adjusted cost base of the property and any reasonable costs of disposition.

In computing its income, the Trust may generally deduct reasonable administrative costs, interest and other expenses of a current nature, if any, incurred by it for the purpose of earning income. The Trust will be entitled to deduct expenses incurred by it in connection with the issuance of Trust Units, including expenses of this offering, on a five-year straight line basis (subject to pro-ration for short taxation years).

Under the Deed of Trust, an amount equal to all of the income (including taxable capital gains) of the Trust (determined without reference to subsection 104(6) of the Tax Act), together with the non-taxable portion of any net capital gain realized by the Trust, but excluding capital gains arising in connection with a distribution in specie on the redemption of Trust Units which are designated by the Trust to redeeming Unitholders, and capital gains the tax on which may be offset by capital losses carried forward from prior years or is recoverable by the Trust, will be payable in the year to Unitholders by way of cash distributions, subject to the exceptions described below. Where the income of the Trust in a taxation year exceeds the monthly cash distributions for that year, such excess income will be distributed to Unitholders in the form of additional Trust Units. Income of the Trust payable to Unitholders, whether in cash, additional Trust Units or otherwise, will generally be deductible by the Trust in computing its taxable income provided that the Trust deducts such amount in computing its income.

The Trust will be entitled for each taxation year to reduce (or receive a refund in respect of) its liability, if any, for tax on its net realized taxable capital gains by an amount determined under the Tax Act based on the redemption of Trust Units during the year (the "capital gains refund"). In certain circumstances, the capital gains refund in a particular taxation year may not completely offset the Trust's tax liability for that taxation year arising in connection with the distribution of its property on the redemption of Trust Units. The Deed of Trust provides that all or a portion of any income or taxable capital gain realized by the Trust as a result of that redemption may, at the discretion of the Trustee, be treated as income or taxable capital gain paid to, and designated as income or taxable capital gain of, the redeeming Unitholders, and thus deductible by the Trust in computing its income. In addition, accrued interest on Business Notes distributed to a redeeming Unitholder may be treated as an amount paid to the Unitholder and will be deductible by the Trust.

Counsel has been advised that the Trust intends to make sufficient distributions in each year of its net income for tax purposes and net realized capital gains so that the Trust will generally not be liable in that year for income tax under Part I of the Tax Act. Counsel can provide no opinion in this regard.

Taxation of the Petrowest Business Trust and the Partnerships

The taxation year of the Petrowest Business Trust is the calendar year. The Petrowest Business Trust will be taxable on its income determined under the Tax Act for each taxation year, which will include its allocated share of the income of the Partnerships for the fiscal periods ending on or before the year end of the Petrowest Business Trust, except to the extent such income is paid or payable in such year to the Trust and is deducted by the Petrowest Business Trust in computing its income for tax purposes. The Petrowest Business Trust will generally be entitled to deduct its expenses incurred to earn such income provided such expenses are reasonable and otherwise deductible, subject to the relevant provisions of the Tax Act. Under the Business Deed of Trust, all of the income of the Petrowest Business Trust for each year (determined without reference to subsection 104(6) of the Tax Act), together with the taxable and non-taxable portion of any capital gains realized by the Petrowest Business Trust in the year, will generally be payable in the year to the Trust and will generally be deductible by the Petrowest Business Trust in computing its taxable income. Counsel has been advised by the Trust that the Trust does not expect the Petrowest Business Trust to be liable for any material amount of tax under Part I of the Tax Act. Counsel can provide no opinion in this regard.

The Partnerships are not themselves liable to tax under the Tax Act. Each partner of the Partnerships, including the Petrowest Business Trust, is required to include in computing the partner's income for a particular taxation year the partner's share of the income or loss of the Partnership, as the case may be, for its fiscal year ending in, or coinciding with, the partner's taxation year, whether or not any of that income is distributed to the partner in the taxation year. For this purpose, the income or loss for each Partnership will be computed for each fiscal year as if such Partnership was a separate person resident in Canada. The net income or loss of the Partnership for a fiscal year will be allocated to the partners of such Partnership, in the manner set out in the relevant partnership agreement, subject to the detailed rules in the Tax Act in that regard.

If a Partnership does incur losses for tax purposes, the Petrowest Business Trust will be entitled to deduct in the computation of its income for tax purposes its share of any such losses for any fiscal year to the extent that the Petrowest Business Trust's investment is "at risk" within the meaning of the Tax Act. In general, the amount "at risk" for a limited partner in a limited partnership for any taxation year will be the adjusted cost base of the limited partner's partnership interest at the end of the year, plus any undistributed income allocated to the limited partner for the year, less any amount owing by the limited partner (or a person with whom the limited partner does not deal at arm's length) to the limited partnership (or a person with whom it does not deal at arm's length) and less the amount of any benefit that the limited partner (or a person with whom the limited partner does not deal at arm's length) is entitled to receive or obtain for the purpose of reducing, in whole or in part, any loss of the limited partner from the investment.

Taxation of Unitholders

Fund Distributions

A Unitholder will generally be required to include in income for a particular taxation year the portion of the net income for tax purposes of the Trust for a taxation year, including net realized taxable capital gains, that is paid or payable to the Unitholder in the particular taxation year, whether that amount is received in cash, additional Trust Units or otherwise. Any loss of the Trust for purposes of the Tax Act cannot be allocated to the Unitholders. Income of a Unitholder from the Trust Units will generally be considered income from property for the purposes of the Tax Act.

It is expected that most income (including income designated as taxable capital gains but excluding any portion designated as a taxable dividend) received or receivable by a Unitholder from the Trust will be investment income for the purposes of the additional refundable tax of 6⅔% payable by a corporation that is throughout the year a "Canadian-controlled private corporation" (as defined in the Tax Act) on certain investment income.

The non-taxable portion of any net realized capital gains of the Trust that is paid or payable to a Unitholder in a taxation year will not be included in computing the Unitholder's income for the year and will not reduce the adjusted cost base of the Unitholder's Trust Units. Any other amount in excess of the net income of the Trust that is paid or payable to a Unitholder in that year will not generally be included in the Unitholder's income for the year. However, where such an amount is paid or payable to a Unitholder (other than as proceeds in respect of the

redemption of Trust Units), the Unitholder will be required to reduce the adjusted cost base of the Trust Units by that amount. To the extent that the adjusted cost base of a Trust Unit would otherwise be a negative amount, the negative amount will be deemed to be a capital gain and the adjusted cost base of the Trust Unit to the Unitholder will immediately thereafter be nil. The taxation of capital gains is described below.

Dispositions of Units

On the disposition or deemed disposition of a Trust Unit whether on a redemption or otherwise, the Unitholder will realize a capital gain (or capital loss) equal to the amount by which the Unitholder's proceeds of disposition exceed (or are less than) the aggregate of the adjusted cost base of the Trust Unit and any reasonable costs of disposition. Proceeds of disposition will not include an amount payable by the Trust that is otherwise required to be included in the Unitholder's income, including any capital gain realized by the Trust in connection with a redemption which has been designated by the Trust to the redeeming Unitholder. The taxation of capital gains and capital losses is described below.

The cost of a Unit acquired pursuant to this offering will be the subscription price thereof. The cost to a Unitholder of additional Trust Units received in lieu of a cash distribution of income will be the amount of income distributed by the issue of those Trust Units. For the purpose of determining the adjusted cost base to a Unitholder of Trust Units, when a Trust Unit is acquired, the cost of the newly acquired Trust Unit will be averaged with the adjusted cost base of all of the Trust Units owned by Unitholder as capital property immediately before that acquisition. The non-taxable portion of distributions (other than the non-taxable portion of any net capital gains) will generally reduce the adjusted cost base of a Trust Unit.

Where Trust Units are redeemed and the redemption price is paid by the delivery of Business Notes to the redeeming Unitholder, the proceeds of disposition to the Unitholder of the Trust Units will be equal to the fair market value of the Business Notes so distributed less any income or capital gain realized by the Trust in connection with the redemption of those Trust Units which has been designated by the Trust to the Unitholder. Where any income or capital gain realized by the Trust in connection with the distribution of Business Notes on the redemption of Trust Units has been designated by the Trust to a redeeming Unitholder, the Unitholder will be required to include in income the income or taxable portion of the capital gain so designated. The redeeming Unitholder will be required to include in income, interest on any Business Notes acquired (including interest that accrued prior to the date of the acquisition of such Business Notes by the Unitholder that is designated as income to the Unitholder by the Trust) in accordance with the provisions of the Tax Act. The cost of any Business Notes distributed by the Trust to a Unitholder upon a redemption of Trust Units will be equal to the fair market value of those Business Notes at the time of the distribution less any accrued interest on such Business Notes. The Unitholder will thereafter be required to include in income interest on the Business Notes, in accordance with the provisions of the Tax Act. To the extent that the Unitholder is required to include in income any interest accrued to the date of the acquisition of Business Notes by the Unitholder, an offsetting deduction may be available. **Unitholders are advised to consult their own tax advisers prior to exercising their redemption rights.**

The consolidation of Trust Units of the Trust will not be considered to result in a disposition of Trust Units by Unitholders. The aggregate adjusted cost base to a Unitholder of all of the Unitholder's Trust Units of the Trust will not change as a result of a consolidation of Trust Units; however, the adjusted cost base per Trust Unit will increase.

Capital Gains and Capital Losses

One-half of any capital gain realized by a Unitholder on a disposition or deemed disposition of Trust Units and the amount of any net taxable capital gains designated by the Trust in respect of a Unitholder generally will be included in the Unitholder's income as a taxable capital gain in the taxation year in which the disposition occurs or in respect of which a net taxable capital gains designation is made by the Trust. One-half of any capital loss realized by a Unitholder on a disposition or deemed disposition of Trust Units generally may be deducted only from taxable capital gains of the Unitholder in the year of disposition, in the three preceding taxation years or in any subsequent taxation year in accordance with the provisions of the Tax Act.

A Unitholder that is a Canadian-controlled private corporation (as defined in the Tax Act) will also be liable for a refundable tax of 6⅔% computed with reference to its "aggregate investment income" for the year, which includes amounts in respect of taxable capital gains.

Where a Unitholder that is a corporation or trust (other than a mutual fund trust) disposes of a Trust Unit, the Unitholder's capital loss from the disposition will generally be reduced by the amount of dividends previously designated by the Trust to the Unitholder except to the extent that a loss on a previous disposition of a Trust Unit has been reduced by those dividends. Analogous rules apply where a corporation or trust (other than a mutual fund trust) is a member of a partnership that disposes of Trust Units.

Alternative Minimum Tax

In general terms, net income of the Trust paid or payable to a Unitholder who is an individual or a trust that is designated as taxable dividends or capital gains and capital gains realized on the disposition of Trust Units may increase the Unitholder's liability for alternative minimum tax.

RISK FACTORS

An investment in the securities offered hereby should be considered speculative due to the nature of the Trust's business and its present stage of development. A prospective investor should consider carefully the risk factors set out below. In addition, prospective investors should carefully review and consider all other information contained in the prospectus before making an investment decision and consult their own experts where necessary. An investment in Units should only be made by Persons who can afford a significant or total loss of their investment.

Risks Relating to the Business

Absence of Current Business

The Trust has not carried on any business prior to the date hereof and does not hold any material assets, other than the right, via Acquisitionco, to acquire the Acquired Companies pursuant to the Purchase and Sale Agreements. Closing of this offering is conditional upon the satisfaction of the Acquisition Condition on or before October 31, 2006. Although the Trust is not aware of any material liabilities relating to any of the Acquired Companies, it is possible that liabilities may arise in the future which could have a material adverse effect on the Trust.

Absence of Operating History as a Public Trust

Although Petrowest's executive officers have substantial experience in the energy services industry, they have limited experience operating a public entity. To operate effectively, the Trust will be required to continue to implement changes in certain aspects of its business, improve and expand its information systems and develop, manage and train management level and other employees to comply with on-going public company requirements. Failure to take such actions, or delay in the implementation thereof, may have a material adverse effect on the Trust's business, results of operations, financial condition and cash flows.

Failure to Acquire all of the Acquired Companies

The Acquisition Condition does not require the acquisition of all of the Acquired Companies. There can be no assurance that the Trust will acquire all of the Acquired Companies and as a result, as of the date hereof, the Trust is not able to determine which businesses Petrowest will operate in following the Closing this offering. References in this prospectus to the Acquired Companies and the business of the Trust assume the acquisition of all of the Acquired Companies pursuant to the Concurrent Acquisitions. The pro forma financial statements contained herein also assume the acquisition of all of the Acquired Companies.

Failure to Realize Anticipated Benefits of Acquisitions

Achieving the benefits of the Concurrent Acquisitions and future acquisitions will depend in part on successfully consolidating functions and integrating operations, procedures and personnel of all of the Acquired Companies in a timely and efficient manner, as well as Petrowest's ability to realize the anticipated growth opportunities and synergies from integrating each of the acquired businesses. This integration will require the dedication of management effort, time and resources which may divert management's focus and resources from other strategic opportunities and from operational matters during this process. The integration process may result in the disruption of ongoing business, customer and employee relationships that may adversely affect Petrowest's ability to achieve the anticipated benefits of the acquisitions.

Volatility of Industry Conditions

The demand, pricing and terms for energy services largely depend upon the level of industry activity for Canadian natural gas and, to a lesser extent, oil exploration and development. Industry conditions are influenced by numerous factors over which Petrowest will have no control, including: the level of oil and gas prices; expectations about future oil and gas prices; the cost of exploring for, producing and delivering oil and gas; the expected rates of declining current production; the discovery rates of new oil and gas reserves; available pipeline and other oil and gas transportation capacity; worldwide weather conditions; global political, military, regulatory and economic conditions; and the ability of oil and gas companies to raise equity capital or debt financing.

The level of activity in the Canadian oil and gas exploration and production industry is volatile. No assurance can be given that expected trends in oil and gas production activities will continue or that demand for energy services will reflect the level of activity in the industry. Any prolonged substantial reduction in oil and natural gas prices would likely affect oil and gas production levels and therefore affect the demand for services to oil and gas customers. A material decline in oil or gas prices or Canadian industry activity could have a material adverse effect on Petrowest's business, financial condition, results of operations and cash flows and therefore on the distributions to Unitholders.

Seasonality

In Canada, the level of activity in the energy services industry is influenced by seasonal weather patterns. Spring breakup during the second quarter leaves many secondary roads temporarily incapable of supporting the weight of heavy equipment, which results in severe restrictions in the level of energy services. The duration of this period will have a direct impact on the level of Petrowest's activities. Spring breakup occurs earlier in the year in southeastern Alberta than it does in northern Alberta and British Columbia. The timing and duration of spring breakup are dependant on weather patterns but it generally occurs in April and May. Additionally, if an unseasonably warm winter prevents sufficient freezing, Petrowest may not be able to access well sites and its operating results and financial condition may therefore be adversely affected. The demand for energy services may also be affected by the severity of the Canadian winters. In addition, during excessively rainy periods, equipment moves may be delayed, thereby adversely affecting revenues. The volatility in the weather and temperature can therefore create unpredictability in activity and utilization rates, which can have a material adverse effect on Petrowest's business, financial condition, results of operations and cash flows and therefore on the distributable income to be distributed to Unitholders.

Capital Expenditures

Petrowest will operate in a capital intensive business. There can be no assurance that the actual capital costs incurred by Petrowest will not be higher than anticipated. In particular, Petrowest will be subject to capital costs that it has little control over, including, but not limited to, the cost of the equipment required by Petrowest's business. Any material increase in capital costs may materially affect Petrowest's business, financial conditions, results of operations and cash flows, and therefore the distributable income to be distributed to Unitholders.

Alternatives to and Changing Demand for Petroleum Products

Fuel conservation measures, alternative fuel requirements, increasing consumer demand for alternatives to oil and gas, and technological advances in fuel economy and energy generation devices could reduce the demand for

crude oil and other liquid hydrocarbons. The Trust cannot predict the impact of changing demand for oil and gas products, and any major changes may have a material adverse effect on Petrowest's business, financial condition, results of operations and cash flows and therefore on the distributable income to be distributed to Unitholders.

Sources, Pricing and Availability of Equipment and Equipment Parts

Petrowest will source its equipment and equipment parts from a variety of suppliers, most of whom are located in Canada and the United States. Should any suppliers of the Trust be unable to provide the necessary equipment or parts or otherwise fail to deliver products in the quantities required, any resulting delays in the provision of services or in the time required to find new suppliers could have an material adverse effect on Petrowest's business, financial condition, results of operations and cash flows and therefore on the distributable income to be distributed to Unitholders.

Economic Dependence

Several of the Acquired Companies are economically dependent on a limited number of key customers. Each of Wales Contractors, Gordon Bros. Construction, Neuwest Equipment Rentals, D&D Well Services and Roy Larson Construction had a significant amount of their sales concentrated with their three largest customers in their last completed fiscal year (90%, 84%, 86%, 42% and 80%, respectively). There can be no assurance that Petrowest's relationship with the Acquired Companies' customers will continue, and a significant reduction or total loss of the business from these customers, if not offset by sales to new or existing customers, could have a material adverse effect on the Trust's business, financial condition, results of operations and cash flows and therefore on the distributable income to be distributed to Unitholders.

Government Regulation

The operations of Petrowest will be subject to a variety of federal, provincial and local laws, regulations, and guidelines, including laws and regulations relating to health and safety, the conduct of operations, the protection of the environment, the operation of equipment used in its operations and the transportation of materials and equipment it provides for its clients. Petrowest believes that each of the Acquired Companies is currently in compliance with such laws and regulations. Petrowest intends to invest financial and managerial resources to ensure such compliance and will continue to do so in the future. Although such expenditures historically have not been material to each of the Acquired Companies, such laws or regulations are subject to change. Accordingly, it is impossible for Petrowest to predict the cost or impact of such laws and regulations on its future operations.

Kyoto Protocol

Canada is a signatory to the United Nations Framework Convention on Climate Change and has adopted the Kyoto Protocol established thereunder to set legally binding targets to reduce nation-wide emissions of carbon dioxide, methane, nitrous oxide and other so-called "greenhouse gases". The Government of Canada has published Moving Forward on Climate Change: A Plan for Honouring our Kyoto Commitment which suggests further legislation will set greenhouse gases emission reduction requirements for various industrial activities, including oil and gas exploration and production. Future federal legislation, together with provincial emission reduction requirements, such as those in effect in Alberta's *Climate Change and Emissions Management Act,* may require the reduction of emissions or emissions intensity from Petrowest's operations and facilities. Mandatory emissions reductions may result in increased operating costs and capital expenditures for oil and gas producers, thereby decreasing the demand for Petrowest's services. The mandatory emissions reductions may also impair Petrowest ability to provide its services economically. Management is unable to predict the impact of the Kyoto Protocol on Petrowest and it is possible that it will adversely affect Petrowest's business, financial condition, results of operations and cash flows and therefore on the distributable income to be distributed to Unitholders.

Operating Risks and Insurance

Petrowest's operations will be subject to hazards inherent in the oil and gas industry, such as equipment defects, malfunction and failures, and natural disasters which result in fires, vehicle accidents, explosions and uncontrollable flows of natural gas or well fluids that can cause personal injury, loss of life, suspension of operations, damage to formations, damage to facilities, business interruption and damage to or destruction of

property, equipment and the environment. These risks could expose the Trust to substantial liability for personal injury, wrongful death, property damage, loss of oil and gas production, pollution, and other environmental damages. The frequency and severity of such incidents will affect operating costs, insurability and relationships with customers, employees and regulators.

Petrowest will continuously monitor its activities for quality control and safety. However, there are no assurances that Petrowest safety procedures will always prevent such damages. Although Petrowest will maintain insurance coverage that it believes to be adequate and customary in the industry, there can be no assurance that such insurance will be adequate to cover the Petrowest's liabilities. In addition, there can be no assurance that Petrowest will be able to maintain adequate insurance in the future at rates it considers reasonable and commercially justifiable. The occurrence of a significant uninsured claim, a claim in excess of the insurance coverage limits maintained by the Trust, or a claim at a time when it is not able to obtain liability insurance, could have a material adverse effect on Petrowest's ability to conduct normal business operations and on its financial condition, results of operations and cash flows and therefore on the distributable income to be distributed to Unitholders.

Agreements and Contracts

The business operations of Petrowest will depend on verbal, performance based agreements with its customer base that are cancelable at any time by either Petrowest or its customers. The key factors, which will determine whether a client continues to use Petrowest, are service quality and availability, reliability and performance of equipment used to perform its services, technical knowledge and experience, reputation for safety and competitive price. There can be no assurance that Petrowest's relationship with the Acquired Companies' customers will continue, and a significant reduction or total loss of the business from these customers, if not offset by sales to new or existing customers, could have a material adverse effect on Petrowest's business, financial condition, results of operations and cash flows and therefore on the distributable income to be distributed to Unitholders.

Personnel

The successful operation of Petrowest's business will depend upon the abilities, expertise, judgment, discretion, integrity and good faith of its executive officers, general managers, employees and consultants. Petrowest is particularly dependent on its Chief Executive Officer, Kenneth N. Drysdale. In addition, the ability of Petrowest to expand its services will depend upon the ability to attract qualified personnel as needed. The demand for skilled oilfield employees is high, and the supply is limited. The executive officers of Petrowest, including Mr. Drysdale, and the general managers of the businesses of the Acquired Companies have entered into management contracts with Petrowest. However, these agreements may be terminated by the employee on giving one month's notice. The unexpected loss of Petrowest key personnel, including Mr. Drysdale or the general managers of the businesses of the Acquired Companies, or the inability to retain or recruit skilled personnel could have a material adverse effect on Petrowest's business, financial condition, results of operations and cash flows and therefore on the distributable income to be distributed to Unitholders.

Competition

Petrowest will provide pre-drilling and post-completion services to the northern region of the WCSB, primarily to the field operation locations of oil and gas exploration and production companies located in western Canada. The oilfield service business in which Petrowest will operate is highly competitive. To be successful, Petrowest must provide services that meet the specific needs of its clients at competitive prices. The principal competitive factors in the markets in which Petrowest operates are quality of service and availability, reliability and performance of equipment used to perform its services, technical knowledge and experience and reputation for safety and price. Petrowest will compete with several regional competitors that are both smaller and larger than it is. These competitors offer similar services in all geographic regions in which Petrowest will operate. As a result of competition, Petrowest may be unable to continue to provide its present services or to acquire additional business opportunities, which may affect Petrowest's business, financial condition, results of operations and cash flows.

Reduced levels of activity in the oil and natural gas industry can intensify competition and result in lower revenue to Petrowest. Variations in the exploration and development budgets of oil and natural gas companies which are directly affected by fluctuations in energy prices, the cyclical nature and competitiveness of the oil and

natural gas industry and governmental regulation, will have an affect upon Petrowest's ability to generate revenue and earnings.

Credit Risk

A substantial portion of Petrowest's accounts receivable will be with customers involved in the oil and gas industry, whose revenues may be impacted by fluctuations in commodity prices. Collection of these receivables could be influenced by economic factors affecting the oil and gas industry.

Conflicts of Interest

Certain of the proposed directors and officers of the General Partner are also directors and officers of other oil and gas and energy service companies, and conflicts of interest may arise between their duties as officers and directors of the General Partner and as officers and directors of such other companies.

There may be situations in which the interests of the proposed directors and management of, and consultants to, the General Partner may conflict with those of the General Partner. Certain members of management are currently involved, and will continue to be involved, in other entities, businesses and activities, some of which are described herein and all of which will place varying and conflicting demands on their time and attention. Furthermore, some such conflicts may result in the individual being in a direct conflict of interest position in relation to the Trust. Any conflicts will be resolved in accordance with the provisions of applicable laws.

Foreign Exchange and Interest Rates

Petrowest incurs costs in United States dollars, particularly in relation to equipment parts purchased from the United States. Accordingly, Petrowest is subject to risk from fluctuations in the in the rates of currency exchange between the United States dollar and Canadian dollar, and such fluctuations may materially affect Petrowest's business, financial conditions, results of operations and cash flows, and therefore the distributable income to be distributed to Unitholders. Therefore any increase in relevant interest rates will increase the amount Petrowest pays in relation to financing activities.

Disclosure and Internal Controls

Although Petrowest has and will continue to take actions to ensure appropriate internal control and disclosure measures, there are inherent limitations in Petrowest's ability to control all circumstances. Petrowest does not expect that its internal controls and disclosure controls will prevent all error and all fraud. A control system, no matter how well conceived and operated, can provide only reasonable, not absolute, assurance that the objectives of the control system are met. In addition, the design of a control system must reflect the fact that there are resource constraints and the benefit of controls must be relative to their costs. There are always inherent limitations to a control system, which include, but are not limited to, faulty decision-making and simple errors or mistakes. Additionally, controls can be circumvented by individual acts, or by two or more persons acting together, or by management overriding controls. The design of any system of controls is based in part upon assumptions as to the likelihood of future events, and there can be no assurance that any design will succeed in avoiding all error and fraud that may occur under future conditions, particularly those that are unforeseeable.

Leverage and Restrictive Covenants

Petrowest intends to obtain a credit facility of approximately $50 million concurrent with the Closing. The degree to which Petrowest draws against such credit facility could have important consequences to Unitholders, including: (i) a portion of Petrowest's cash flow from operations will be dedicated to the repayment of principal of and interest on its indebtedness, thereby reducing funds available for distribution; (ii) certain of Petrowest's borrowings will be at variable rates of interest, which exposes Petrowest to the risk of increased interest rates. Petrowest's ability to make scheduled payments of principal and interest on, or to refinance, its indebtedness will depend on its future operating performance and cash flow, which are subject to prevailing economic conditions, prevailing interest rate levels, and financial, competitive, business and other factors, many of which are beyond its control.

The credit facility is expected to contain certain customary operating covenants that limit the discretion of management with respect to certain business matters. These covenants will place restrictions on, among other things, the ability of Petrowest to incur additional indebtedness, to create liens or other encumbrances, to pay distributions or make certain other payments, investments, loans and guarantees and to sell or otherwise dispose of assets and merge or consolidate with another entity. Failure to comply with the obligations in the agreements with respect to the credit facility could result in an event of default which, if not cured or waived, could permit acceleration of the relevant indebtedness.

Risks Relating to an Investment in the Trust

Investment Eligibility; Mutual Fund Trust Status

If the Trust ceases to qualify as a mutual fund trust, the Units will cease to be qualified investments for Plans. Where at the end of any month a Plan holds Units that are not qualified investments, the Plan must, in respect of that month, pay a tax under Part XI.1 of the Tax Act equal to 1% of the fair market value of the Units at the time such Units were acquired by the Plan. In addition, where a trust governed by a registered retirement savings plan or registered retirement income fund holds Units that are not qualified investments, the trust will become taxable on its income attributable to the Units while they are not qualified investments, including the full amount of any capital gain realized on a disposition of Units while they are not qualified investments. Where a trust governed by a registered education savings plan holds Units that are not qualified investments, the plan's registration may be revoked. In addition, if the Trust were to cease to qualify as a mutual fund trust, Units held by Unitholders that are not residents of Canada would become taxable Canadian property. These non-resident holders would be subject to Canadian income tax on any gains realized on a disposition of Units held by them, subject to the application of any exemption under an income tax convention.

Redemption of Units

It is anticipated that the redemption right associated with Units will not be the primary mechanism for holders of Units to dispose of their Units. Business Notes, which may be distributed in specie to Unitholders in connection with a redemption, will not be listed on any stock exchange and no market is expected to develop in such Business Notes. Business Notes will not be qualified investments for trusts governed by Plans.

Nature of Units

The Units do not represent a traditional investment in the energy services sector and should not be viewed by investors as units in the Partnerships or as a direct investment in the Partnerships' business or assets. The Units represent a fractional interest in the Trust. As holders of Units, Unitholders do not have the statutory rights normally associated with ownership of shares of a corporation including, for example, the right to bring "oppression" or "derivative" actions.

The Trust's primary assets are the Business Units and the Business Notes. The price per Unit is a function of the anticipated distributable income, the underlying assets of the Trust and the Partnerships' ability to effect long-term growth in the value of the business. The market price of Units will be sensitive to a variety of market conditions including, but not limited to, interest rates, commodity prices and the ability of Petrowest to acquire additional assets. Changes in market conditions may adversely affect the trading price of Units.

The Units are not "deposits" within the meaning of the *Canada Deposit Insurance Corporation Act* (Canada) and are not insured under the provisions of that Act or any other legislation. Furthermore, the Trust is not a trust company and, accordingly, is not registered under any trust and loan company legislation as it does not carry on or intend to carry on the business of a trust company.

Unitholder Limited Liability

The Deed of Trust provides that no Unitholder will be subject to any liability in connection with the Trust or its obligations or affairs and, in the event that a court determines that Unitholders are subject to any such liabilities, the liabilities will be enforceable only against, and will be satisfied only out of, the Unitholder's share of the Trust's assets.

The Deed of Trust provides that all written instruments signed by or on behalf of the Trust must contain a provision to the effect that such obligation will not be binding upon Unitholders personally. Personal liability may also arise in respect of claims against the Trust that do not arise under contracts, including claims in tort, claims for taxes and possibly certain other statutory liabilities. The possibility of any personal liability of this nature arising is considered unlikely by the Trust.

The operations of the Trust will be conducted, upon the advice of counsel, in such a way and in such jurisdiction as to avoid as far as possible any material risk of liability on Unitholders for claims against the Trust.

Restrictions on Non-Resident Ownership

The Deed of Trust contains a number of provisions designed to protect the status of the Trust as a "mutual fund trust" under the Tax Act which, *inter alia,* requires that a mutual fund trust cannot be established or maintained primarily for the benefit of persons who are not resident in Canada for purposes of the Tax Act. Under the Proposed Amendments, the requirement would be changed, effective January 1, 2005, to a requirement that not more than 50% (by value) of the outstanding Units may at any time be held by non-residents. If, in the future, Petrowest determines that a risk of losing its mutual fund trust status exists, it is entitled to take a number of actions under the Deed of Trust, including to require Unitholders that it believes are non-residents of Canada to sell their Units, which action may have an adverse effect on the market price of the Units. In addition, there can be no assurances that the Tax Act will not be amended in the future in a manner that would have a material adverse impact on the mutual fund trust status of the Trust.

Dependence on Operating Entities

The Trust is an unincorporated, open-ended, limited purpose mutual fund trust established under and governed by the laws of the Province of Alberta pursuant to the Deed of Trust that is entirely dependent upon the operations and assets of the Partnerships through the direct and indirect ownership of the Business Units, the Business Notes and the Partnerships Units, respectively. Accordingly, the cash distributions to Unitholders will be dependent upon the ability of Petrowest Business Trust and the Partnerships to pay their interest obligations under the Business Notes and Business Units, respectively.

Return of Capital

Cash distributions do not represent a "yield" in the traditional sense as they may represent both return of capital and return on investment.

Changes in Legislation

There can be no assurance that income tax laws and other governmental programs relating to the oil and gas industry and the energy services industry, such as the status of mutual fund trusts, will not be changed in a manner which adversely affects Unitholders.

Delay in Cash Distributions

In addition to the usual delays in payment by purchasers of the Trust's services, payments between any of such parties may also be delayed by restrictions imposed by lenders, delay in the sale of services or other delays. Such delays may have an impact on distributable income to be distributed to Unitholders.

Additional Financing

There is no guarantee that the Trust will be able to secure additional financing for future costs of operations or expansion. Additional financing may not be available, or may not be available on favorable terms. Where additional financing is raised by the issuance of Units or securities convertible into Units, control of the Trust may change and Unitholders may suffer dilution to their investment. The Trust's activities may also be financed partially or wholly with debt, which may increase the Trust's debt levels above industry standards. The level of the Trust's

indebtedness from time to time could impair the Trust's ability to obtain additional financing in the future on a timely basis to take advantage of business opportunities that may arise.

Absence of Prior Public Market

Prior to this offering there has been no public market for the Units. The offering price has been determined by negotiation between the General Partner, on behalf of the Trust and the Underwriters and may bear no relationship to the price at which the Units will trade in the public market subsequent to this offering.

Income Tax Matters

There can be no assurance that Canadian federal or provincial income tax laws and administrative policies respecting the treatment of mutual fund trusts will not be changed in a manner which adversely affects the holders of Units. If the Trust ceases to qualify as a "mutual fund trust" under the Tax Act, the income tax considerations described herein under the heading "Canadian Federal Income Tax Considerations" would be materially and adversely different in certain respects, including that Units would cease to be qualified investments for Plans. The Tax Act imposes penalties for the acquisition or holding of non-qualified investments.

The Budget Proposals included proposed amendments to the Tax Act to restrict direct and indirect holdings in certain "business income trusts" (as defined in the Budget Proposals) by certain tax-exempt entities. On May 18, 2004, the Minister of Finance (Canada) announced that the application of the Budget Proposals relating to business income trusts was suspended to allow further consultation with interested parties. This position was reiterated by the Minister of Finance (Canada) in the press release that accompanied the release of the draft amendments for the Budget Proposals dated September 16, 2004. As part of the release of the 2005 Federal Budget, the Minister of Finance (Canada) issued further statements in respect of the Budget Proposals advising that the Department of Finance (Canada) would continue to consult stakeholders on tax issues related to business income trusts and other flow-through entities. On September 8, 2005, the Department of Finance (Canada) released a consultation paper on tax and other issues related to publicly listed flow-through entities such as income trusts and limited partnerships and invited interested parties to make submissions prior to December 31, 2005. In addition, on September 19, 2005, the Minister of Finance (Canada) announced that the Government would postpone providing advance tax rulings respecting flow-through entity structures pending these consultations. On November 23, 2005, the Minister of Finance (Canada) announced that the public consultation process had ended and tabled in the House of Commons a Notice of Ways and Means Motion to implement a reduction in personal income tax on dividends paid by public corporations with a view to establishing a better balance between the treatment of large corporations and that of income trusts. No measures were announced with respect to the taxation of flow-through entities and their investors. No assurance may be given that further review of the tax treatment of flow-through entities will not be undertaken or that Canadian federal income tax laws and/or provincial income tax laws respecting flow-through entities will not be changed in a manner which adversely affects the Trust and the Unitholders. To the extent that changes are made, such changes could result in the income tax considerations described under the heading "Canadian Federal Income Tax Considerations" being materially different in certain respects.

Currently, subject to certain exemptions, a trust will not be considered to be a mutual fund trust if it is established or maintained primarily for the benefit of non-residents. On September 16, 2004, the Minister of Finance (Canada) released draft amendments to the Tax Act. Under the draft amendments, a trust would lose its status as a mutual fund trust if the aggregate fair market value of all units issued by the trust held by one or more non-resident persons or partnerships that are not Canadian partnerships is more than 50% of the aggregate fair market value of all the units issued by the trust where more than 10% (based on fair market value) of the trust's property is taxable Canadian property or certain other types of property. If the draft amendments are enacted as proposed, and if, at any time, more than 50% of the aggregate fair market value of Units of the Trust were held by non-residents and partnerships other than Canadian partnerships, the Trust would, unless an exemption were applicable, thereafter cease to be a mutual fund trust. The draft amendments do not currently provide any means of rectifying a loss of mutual fund trust status. On December 6, 2004, the Department of Finance tabled a Notice of Ways and Means Motion which did not include these proposed changes. The Department of Finance indicated that the implementation of the proposed changes would be suspended pending further consultation with interested parties.

Interest on the Business Notes will accrue at the Trust level for Canadian federal income tax purposes, whether or not actually paid. The Deed of Trust provides that a sufficient amount of the Trust's net income and net realized capital gains will be distributed each year to Unitholders in order to eliminate the Trust's liability for tax under Part I of the Tax Act. Where such amount of net income (including interest on the Business Notes) and net realized capital gains of the Trust in a taxation year exceeds the cash available for distribution in the year, such excess net income and net realized capital gains will be distributed to Unitholders in the form of additional Units. Unitholders will generally be required to include an amount equal to the fair market value of those Units in their taxable income, in circumstances when they do not directly receive a cash distribution.

Statutory Remedies

The Trust is not a legally recognized entity within the relevant definitions of the *Bankruptcy and Insolvency Act* (Canada), the *Companies' Creditors Arrangement Act* (Canada) and in some cases, the *Winding Up and Restructuring Act* (Canada). As a result, in the event a restructuring of the Trust were necessary, the Trust and its stakeholders would not be able to access the remedies and procedures available thereunder.

MATERIAL CONTRACTS

The only contracts entered into by the Trust or any of its subsidiaries within the past two years that can reasonably be regarded as material to an investor in the Units, other than contract entered into in the ordinary course of business, are as follows:

- the Deed of Trust described under "Description of the Trust";
- the Business Deed of Trust described under "Description of Petrowest Business Trust";
- the Partnership Agreements described under "Description of the Partnerships";
- the Administration Agreement described under "Administration Agreement";
- the Underwriting Agreement described under "Plan of Distribution";
- the Shareholders Agreement described under "Shareholders Agreement";
- the Purchase and Sale Agreements described under "Acquisition of the Acquired Companies";
- the Note Indenture described under "Description of Petrowest Business Trust"; and
- the Escrow Agreement described under "Escrowed and Subordinated Securities".

Copies of these contracts may be inspected during normal business hours at the Calgary office of the Trust at • during the period of distribution and at the Toronto office of the Trust's counsel at Suite 3400, 1 First Canadian Place, Toronto, Ontario.

EXPERTS

Certain legal matters relating to the Units will be passed upon on behalf of the Trust by Bennett Jones LLP and on behalf of the Underwriters by Stikeman Elliott LLP. None of Bennett Jones LLP, Stikeman Elliott LLP or any associate or partner thereof has received or will receive a direct or indirect interest in the property of the Trust. The partners and associates of Bennett Jones LLP, as a group and the partners and associates of Stikeman Elliott LLP, as a group, own, directly or indirectly, less than 1% of the securities of the Trust, except for Bradley D. Markel, a partner of Bennett Jones LLP and Corporate Secretary of the General Partner, who is the settlor of the Trust and currently owns the Initial Trust Unit.

LEGAL PROCEEDINGS

Management is not aware of any material litigation outstanding, threatened or pending by or against the Trust, Petrowest Business Trust, the Partnerships, Acquisitionco or the General Partner.

INTERESTS OF MANAGEMENT AND OTHERS IN MATERIAL TRANSACTIONS

Other than as disclosed elsewhere in this prospectus, none of the Directors, officers or principal shareholders of the Trust or the General Partner, and no associate or affiliate of any of them, has or has had any material interest in any transaction which materially affects the Trust, the General Partner, Acquisition or the Partnerships. Kenneth N. Drysdale and Gary Sweetman are principals of Neuwest Equipment which has entered into an acquisition agreement with Acquisitionco. See "Acquisition of the Acquired Companies".

PROMOTERS

Messrs. Ken N. Drysdale and Gary Sweetman may be considered promoters of the Trust (collectively, the "Promoters"). The number and percentage of Units each of the Promoters will hold at Closing is outlined in the following table:

Name	Number of Units[(1)(2)]	Percentage of Outstanding Units[(1)]
Kenneth N. Drysdale	561,505[(3)]	•
Gary Sweetman	561,505[(4)]	•

Notes:

(1) After giving effect to this offering and the Concurrent Acquisitions and including Subordinated Units.

(2) Disclosed Units include, in certain circumstances, Units to be held by members of the named person's immediate family.

(3) Mr. Drysdale acquired 250,000 Subordinated Units pursuant to a subscription agreement between Mr. Drysdale and the Trust dated July 6, 2006 and will acquire 311,505 Trust Units pursuant to the Purchase and Sale Agreement among Messrs. Drysdale and Sweetman, Neuwest Equipment and Acquisitionco.

(4) Mr. Sweetman acquired 250,000 Subordinated Units pursuant to a subscription agreement between Mr. Sweetman and the Trust dated July 6, 2006 and will acquire 311,505 Trust Units pursuant to the Purchase and Sale Agreement among Messrs. Drysdale and Sweetman, Neuwest Equipment and Acquisitionco.

In certain circumstances, payments of distributions on the Subordinated Units held by the Promoters will be subordinate to the prior payment of distributions to public Unitholders holding Trust Units. See "Description of the Trust – Units" and "Escrowed and Subordinated Securities".

AUDITOR

The auditor of the Trust is PricewaterhouseCoopers LLP, Chartered Accountants, 3100, 111 - 5th Avenue S.W., Calgary, Alberta.

TRANSFER AGENT AND REGISTRAR

The registrar and transfer agent for the Units is Valiant Trust Company at its offices in Calgary, Alberta and its co-agent in Toronto, Ontario is BNY Trust Company of Canada.

PURCHASERS' STATUTORY RIGHTS

Securities legislation in certain provinces of Canada provides purchasers with the right to withdraw from an agreement to purchase securities. This right may be exercised within two business days after receipt or deemed receipt of a prospectus and any amendment. In several of the provinces, the securities legislation further provides a purchaser with remedies for rescission or, in some jurisdictions, damages if the prospectus and any amendment contains a misrepresentation or is not delivered to the purchaser, provided that such remedies for rescission or damages are exercised by the purchaser within the time limit prescribed by the securities legislation of the

purchaser's province. The purchaser should refer to any applicable provisions of the securities legislation of the purchaser's province for the particulars of these rights or consult with a legal adviser.

SCHEDULE "A"
MANAGEMENT'S DISCUSSION AND ANALYSIS

MANAGEMENT'S DISCUSSION AND ANALYSIS

Gordon Bros. Construction

MANAGEMENT'S DISCUSSION AND ANALYSIS OF 332691 ALBERTA LTD. and GORDON BROS. CONSTRUCTION LTD.

The following management's discussion and analysis of financial condition and results of operations should be read in conjunction with the audited consolidated financial statements of Gordon Bros. Construction Ltd. as at and for the years ended September 30, 2005, 2004 and 2003 and the unaudited consolidated financial statements of Gordon Bros. Construction Ltd. as at and for the three and six months ended March 31, 2006 and 2005 included elsewhere in this prospectus.

Overview and Net Earnings

Gordon Bros. Construction maintains a fleet of rolling stock equipment specializing in oil and gas lease building and road construction in the Valleyview area of Northern Alberta.

Gordon Bros. Construction's results are directly impacted by the overall health of the Alberta oil and gas industry. The recent strength in the commodity market has steadily increased demand for Gordon Bros. Construction's services.

The effects of weather usually have a direct impact on Gordon Bros. Construction. Oil and gas drilling activity is generally stronger November through March. Wet weather in the spring and early summer months hinder the activity, which regains strength in July and August. Therefore, a longer, colder winter and drier spring and summer enhances Gordon Bros. Construction's results.

Revenue for the six months ended March 31, 2006 was $6,607,050 compared to $5,390,779 for the six months ended March 31, 2005 (22.6% growth). Revenue for the year ended September 30, 2005 was $8,604,638 compared to $7,779,706 for the year ended September 30, 2004 (10.6% growth). The growth is primarily a function of the increased activity in the Alberta oil and gas industry and an increased equipment fleet and team to meet additional demand.

Gordon Bros. Construction's net earnings have steadily increased over the past three years in conjunction with the growth in revenue. Primarily to reduce taxable income to the small business limit, Gordon Bros. Construction pays management bonuses to its management. A portion of the management bonus has been reinvested back into the business.

Reconciliation of Net Earnings to EBITDA and ADJUSTED EBITDA

$000s	Six months ended March 31, 2006	Six months ended March 31, 2005	Year ended September 30, 2005	Year ended September 30, 2004	Year ended September 30, 2003
***ADJUSTED EBITDA**	**2,326**	**1,846**	**2,511**	**1,815**	**1,842**
Management Bonus	(1,611)	(1,110)	(612)	(273)	(976)
***EBITDA**	**715**	**736**	**1,899**	**1,542**	**866**
Amortization	(572)	(539)	(1,210)	(1,001)	(691)
Interest – net	(32)	(51)	(111)	(132)	(108)
Income taxes	(18)	(24)	(93)	(70)	(14)
Net Earnings	**93**	**122**	**485**	**339**	**53**

* The terms EBITDA and ADJUSTED EBITDA are not measures recognized by Canadian generally accepted accounting principles ("GAAP") and do not have standardized meanings prescribed by GAAP. ADJUSTED EBITDA is a Non-GAAP measure that in management's opinion represents a better measure of cash liquidity than EBITDA since the bonuses were primarily paid to reduce taxable income to the small business limit.

ADJUSTED EBITDA has increased by 36.3% over the past three years.

Reconciliation of EBITDA to Cash Flow from Operations

$000s	Six months ended March 31, 2006	Six months ended March 31, 2005	Year ended September 30, 2005	Year ended September 30, 2004	Year ended September 30, 2003
***EBITDA**	**715**	**736**	**1,899**	**1,542**	**866**
Interest – net	(32)	(51)	(111)	(132)	(108)
(Gain) Loss on disposal of property and equipment	(86)	(85)	(261)	(75)	8
(Gain) Loss on disposal of investment	-	-	-	20	-
Current Income taxes	(18)	(24)	(48)	(58)	(14)
Changes in non-cash working capital	519	214	(366)	(225)	707
Cash flow from (used in) operations	**1,098**	**790**	**1,113**	**1,072**	**1,459**

Results of Operations

Revenue and Operating and Administrative Expenses

$000s	Six months ended March 31, 2006	Six months ended March 31, 2005	Year ended September 30, 2005	Year ended September 30, 2004	Year ended September 30, 2003
Revenue	**6,607**	**5,391**	**8,605**	**7,780**	**6,632**
Operating and Administrative Expenses	(4,368)	(3,630)	(6,355)	(6,021)	(4,782)
Earnings after Operating and Administrative Expenses	**2,239**	**1,761**	**2,250**	**1,759**	**1,850**
Earnings percentage	**33.9%**	**32.7%**	**26.1%**	**22.6%**	**27.9%**

Revenue

Revenue for the six months ended March 31, 2006 was $6,607,050 compared to $5,390,779 for the six months ended March 31, 2005 (22.6% growth). Gordon Bros. Construction has also increased its revenue by 29.8% over the period from 2003 to 2005. The growth is primarily a result of:

- *Increased demand.* The demand for lease construction in the Western Canadian Sedimentary Basin has increased with the increase of wells drilled. There were 21,841, 22,729, 24,800, and 26,725 (estimated by the CAPP) rig-released wells drilled in Western Canada for 2003, 2004, 2005, and 2006E respectively. This growth in drilling activity reflects a 13.5% increase over the period from 2003 to 2005.

- *Increased job rates.* The increased demand has driven an increase in rates.

- *Increased equipment fleet and personnel.* Gordon Bros. Construction has undertaken a conservative growth strategy with respect to expansion of its fleet of equipment and personnel since 2003. Annual capital additions since 2003 have been made at a rate of between 4%-8% of annual revenue.

Operating and Administrative Expenses

Gordon Bros. Construction's operating and administrative expenses increased by 20.3% for the six months ending March 31, 2006 over the six months ending March 31, 2005. This increase is primarily as a result of the increased number of jobs performed. The increase in operating and administrative expenses did outpace the increase in revenue, however, due to escalating fuel costs, wages, safety costs, insurance costs, and equipment rental costs, management believes that escalating costs can be passed on to clients and the current shortfall reflects short term timing differences and not a general decline in margins. Operating and administrative expenses increased 32.9% over the years from 2003 to 2005 as compared to a 29.8% increase in revenue. Thus, Gordon Bros. Construction has been able to maintain is cost structure over the past three years.

Earnings After Operating and Administrative Expenses

Gordon Bros. Construction's earnings percentage for the six months ending March 31, 2006 was 33.9%, which was fairly consistent with the earnings percentage achieved for the six months ending March 31, 2005 of 32.7%. Over the three year period from 2003 to 2005 the earnings percentage has held constant in the 22%-28% range.

Other Expenses

$000s	Six months ended March 31, 2006	Six months ended March 31, 2005	Year ended September 30, 2005	Year ended September 30, 2004	Year ended September 30, 2003
Amortization	572	539	1,210	1,001	691
Interest - net	32	51	111	132	108
Loss (Gain) on disposal of property and equipment	(86)	(85)	(261)	(75)	8
Loss (Gain) on disposal of investment	-	-	-	20	-
Management Bonus	1,611	1,110	612	273	976
	2,129	**1,615**	**1,672**	**1,351**	**1,783**

Amortization

The steady increase in amortization expense is related to the continued growth in the equipment fleet.

Interest

The interest expense has remained fairly constant during the past three year period. The capital leases outstanding have been $2,051,433, $2,717,879, and $2,451,076 for the periods ending March 31, 2006, September 30, 2005, and September 30, 2004 respectively.

Management Bonus

Management bonuses are paid to the management of Gordon Bros. Construction primarily to eliminate taxable income over the small business limit.

Income Taxes

$000s	Six months ended March 31, 2006	Six months ended March 31, 2005	Year ended September 30, 2005	Year ended September 30, 2004	Year ended September 30, 2003
Current income taxes	18	24	48	58	14
Future income taxes	-	-	45	12	-
	18	**24**	**93**	**70**	**14**

Current income taxes declined in 2005 due to a heightened management bonus declared primarily to reduce taxable income to the small business limit.

Capital Expenditures

$000s	Six months ended March 31, 2006	Six months ended March 31, 2005	Year ended September 30, 2005	Year ended September 30, 2004	Year ended September 30, 2003
Capital expenditures	**240**	**206**	**406**	**324**	**486**

Gordon Bros. Construction has undertaken a conservative growth strategy with respect to expansion of its fleet of equipment since 2003. Annual capital additions since 2003 have been made at a rate of between 4%-8% of annual revenue. Management expects to continue to expand rolling stock to meet industry demand in such a way as to maximize equipment utilization.

Contractual Obligations – Payments Due by Period

	As at March 31, 2006	As at September 30, 2005				
$000s	**Total**	**< 1 year**	**1 - 3 Years**	**4 - 6 Years**	**Thereafter**	**Total**
Obligations under capital lease [1]	2,051	1,205	1,277	236	-	2,718
Shareholder advances [2]	557	281	-	-	-	281
	2,608	1,486	1,277	236	-	2,999

Notes:
(1) Capital lease obligations are described under Note 7 to the September 30, 2005 Consolidated Financial Statements.
(2) Shareholder advances are described under Note 8 to the September 30, 2005 Consolidated Financial Statements.

Liquidity

Operating Cash Flow

Gordon Bros. Construction's cash flow from operating activities for the six months ending March 31, 2006 increased by $307,555 from the six months ending March 31, 2005. The increase is associated with a small decline in net earnings and changes in operating working capital.

Gordon Bros. Construction's cash flow from operating activities in 2005 increased by $41,158 over 2004. Although net earnings increased over the same two periods, changes in non-cash working capital and the non-cash gain on the disposal of assets more than offset the difference.

Working Capital

$000s	As at March 31, 2006	As at September 30, 2005	As at September 30, 2004
Cash and marketable securities	366	(184)	(190)
Accounts receivable	1,990	1,608	1,073
Prepaids	1	-	-
Inventory	344	373	-
Current portion of note receivable	29	35	-
Accounts payable and accrued liabilities	(700)	(698)	(876)
Income taxes payable	-	(7)	(19)
Current portion of obligations under capital lease	(1,007)	(1,205)	(1,038)
Working capital before accrued management bonus and shareholder advances	**1,023**	**(78)**	**(1,050)**
Accrued management bonus	(1,611)	(732)	-
Shareholder advances	(557)	(281)	(350)
Working capital	**(1,145)**	**(1,091)**	**(1,400)**

Gordon Bros. Construction pays management bonuses annually to reduce taxable income to the small business limit. A portion of the bonus is loaned back to Gordon Bros. Construction resulting in an increase to the shareholder advances and a portion remains on the balance sheet as payables. Thus, there is a downward impact on working capital from both the shareholder advances and the accrued management bonus accounts; a normalized business structure would therefore have a greater working capital amount.

Financing

Gordon Bros. Construction's primary sources of financing are from two sources: capital leases and shareholder advances.

As at March 31, 2006, Gordon Bros. Construction had $2,051,433 in capital leases. The leases are secured by the related capital assets. The leases bear interest at various fixed rates ranging from 0.0% to 7.8% and differing maturities up to May 2009.

Shareholder advances increased by $275,811 from September 30, 2005 to March 31, 2006. These advances have been used for working capital purposes and to partially fund capital asset additions. These advances are unsecured, interest free, and repayable on demand.

Share Capital

$	As at March 31, 2006	As at September 30, 2005	As at September 30, 2004
346 Class A shares	44	44	44
Share capital	**44**	**44**	**44**

Financial Instruments

Fair Value

The carrying value of cash, accounts receivable, note receivable, bank overdraft, accounts payable and accrued liabilities and accrued management bonus, approximate their fair value due to the relatively short period to maturity

of the instruments and interest rates attached to the instruments. The fair values of shareholder advances and obligations under capital lease are not practicably determinable.

Credit risk

The Company is exposed to credit risk on the accounts receivable from its customers. In order to reduce its credit risk, the Company has adopted credit policies that include the analysis of financial position of its customers and the regular review of their credit limits.

As at March 31, 2005, the Company had 90% of accounts receivable (unaudited) (September 30, 2005 – 71%; 2004 – 50%) from three customers.

Interest rate risk

The Company is exposed to interest rate risk in respect of the obligations under capital lease which bear fixed and fluctuating rates of interest.

Related Party Transactions

The Company is related to 1103710 Alberta Ltd. which is owned by a relative of one of the shareholders of the Company. During the six month period ended March 31, 2006, the Company had property and equipment rental expense of $nil (unaudited) (years ended September 30, 2004 - $20,000; 2004 - $nil) to the related company. During the six month period ended March 31, 2006, the Company expensed $60,000 (unaudited) related to management fees (September 30, 2005 - $140,000; 2004) of which $60,000 (unaudited) was included in accrued liabilities as at March 31, 2006 (September 30, 2005 - $120,000).

These transactions are measured at the exchange amount, which are estimated to equal market values.

Critical Accounting Estimates and Accounting Policies

Critical Accounting Estimates

As a normal part of the financial statement preparation process, management is required to make estimates and assumptions based on information available as at the financial statement date. These estimates and assumptions affect the reported amounts of assets and liabilities, the possible disclosure of contingent assets and liabilities at the date of the financial statements and the amount of revenue and expense reported for the period.

Although estimates and assumptions must be made during the financial statement preparation process, it is management's opinion that none of the estimates or assumptions were highly uncertain at the time they were made. The most significant estimate in Gordon Bros. Construction's financial statements is the amortization period for capital equipment.

Accounting Policies

Gordon Bros. Construction prepares its financial statements in accordance with Canadian GAAP. Accounting policies have been applied consistently during all periods included in the financial statements. There were no new accounting policies implemented during the periods presented.

Key Risks and Uncertainties

See "Risk Factors" for a description of key risks and uncertainties.

MANAGEMENT'S DISCUSSION AND ANALYSIS

Roy Larson Construction

MANAGEMENT'S DISCUSSION AND ANALYSIS OF ROY LARSON CONSTRUCTION LTD.

The following management's discussion and analysis of financial condition and results of operations should be read in conjunction with the audited financial statements of Roy Larson Construction as at and for the years ended May 31, 2005, 2004 and 2003 and the unaudited financial statements of Roy Larson Construction as at and for the three and nine months ended February 28, 2006 and 2005 included elsewhere in this prospectus.

Overview and Net Earnings

Roy Larson Construction maintains a fleet of rolling stock equipment specializing in oil and gas lease building and road construction and private subdivision grading in the Grande Prairie area of Northern Alberta. Roy Larson Construction's results are directly impacted by the overall health of the Alberta oil and gas industry. The recent strength in the commodity market has steadily increased demand for Roy Larson Construction's services.

The effects of weather usually have a direct impact on the company. Oil and gas drilling activity is generally stronger November through March. Wet weather in the spring and early summer months hinder the activity, which regains strength in July and August. Therefore, a longer, colder winter and drier spring and summer enhances Roy Larson Construction's results.

Revenue for the nine months ended February 28, 2006 was $17,011,548 compared to $14,766,618 for the nine months ended February 28, 2005 (15.2% growth). Revenue for the year ended May 31, 2005 was $18,442,453 compared to $13,280,703 for the year ended May 31, 2004 (38.9% growth). The growth is primarily a function of the increased activity in the Alberta oil and gas industry and an increased equipment fleet to meet additional demand.

Roy Larson Construction's net earnings have not fluctuated significantly from year to year because Roy Larson Construction pays management bonuses to its management primarily to reduce taxable income to the small business limit. A significant portion of such bonuses are reinvested back into Roy Larson Construction by way of shareholder advances.

Reconciliation of Net Earnings to EBITDA and ADJUSTED EBITDA

$000s	Nine months ended Feb. 28, 2006	Nine months ended Feb. 28, 2005	Year ended May 31, 2005	Year ended May 31, 2004	Year ended May 31, 2003
***ADJUSTED EBITDA**	**6,090**	**5,439**	**5,767**	**3,862**	**2,367**
Management bonus	(2,523)	(3,201)	(2,972)	(1,540)	(1,019)
***EBITDA**	**3,567**	**2,238**	**2,795**	**2,322**	**1,348**
Amortization	(2,060)	(1,507)	(2,180)	(1,628)	(1,161)
Interest – net	(214)	(197)	(252)	(176)	(163)
Income taxes	(209)	(87)	(49)	(93)	(7)
Net Earnings	**1,084**	**447**	**314**	**425**	**17**

* The terms EBITDA and ADJUSTED EBITDA are not measures recognized by Canadian generally accepted accounting principles ("GAAP") and do not have standardized meanings prescribed by GAAP. ADJUSTED EBITDA is a Non-GAAP measure that in management's opinion represents a better measure of cash liquidity than EBITDA since the bonuses were primarily paid to reduce taxable income to the small business limit.

ADJUSTED EBITDA has increased by 144% since 2003.

Reconciliation of EBITDA to Cash Flow from Operations

$000s	Nine months ended Feb. 28, 2006	Nine months ended Feb. 28, 2005	Year ended May 31, 2005	Year ended May 31, 2004	Year ended May 31, 2003
***EBITDA**	**3,567**	**2,238**	**2,795**	**2,322**	**1,348**
Interest – net	(214)	(197)	(252)	(176)	(163)
(Gain) Loss on disposal of equipment	(482)	26	(83)	(282)	-
Current Income taxes	(135)	(91)	(30)	(29)	(3)
Changes in non-cash working capital	(2,736)	(471)	1,129	621	33
Cash flow from (used in) operations	**(-)**	**1,505**	**3,559**	**2,456**	**1,215**

During the nine months ended February 28, 2006 cash flow from operations declined by $3,558,653 from the year ended May 31, 2005. The decline in cash flow is primarily attributed to an increase in accounts receivable of $2,367,074 and a reduction in accrued management bonuses of $448,902.

Results of Operations

Revenue and Operating Expenses

$000s	Nine months ended Feb. 28, 2006	Nine months ended Feb. 28, 2005	Year ended May 31, 2005	Year ended May 31, 2004	Year ended May 31, 2003
Revenue	**17,012**	**14,767**	**18,442**	**13,281**	**12,268**
Operating and Administrative Expenses	(11,403)	(9,302)	(12,758)	(9,701)	(9,901)
Earnings after Operating and Administrative Expenses	**5,609**	**5,465**	**5,684**	**3,580**	**2,367**
Earnings percentage	**33.0%**	**37.0%**	**30.8%**	**27.0%**	**19.3%**

Revenue

Revenue for the nine months ended February 28, 2006 was $17,011,548 compared to $14,766,618 for the nine months ended February 28, 2005 (15.2% growth). Roy Larson Construction has also increased its revenue by 50.3% over the period from 2003 to 2005. The growth is primarily a result of:

- *Increased demand.* The demand for lease construction in the Western Canadian Sedimentary Basin has increased with the increase of wells drilled. There were 21,841, 22,729, 24,800, and 26,725 (estimated by the CAPP) rig-released wells drilled in Western Canada for 2003, 2004, 2005, and 2006E respectively. This growth in drilling activity reflects a 13.5% increase over the period from 2003 to 2005.

- *Additional equipment.* Roy Larson Construction increased its equipment fleet throughout 2004 and 2005, including an additional camp brought on toward the end of 2004. This expansion represents an aggressive growth strategy with respect to expansion of its fleet of equipment and personnel since 2003. Annual capital additions since 2003 have been made at a rate of between 10%-15% of annual revenue.

- *Increased number of jobs performed.* The increase in the fleet has allowed Roy Larson Construction to meet the increase in demand.

- *Increased job rates.* The increased demand has driven an increase in rates.

Operating and Administrative Expenses

Roy Larson Construction's operating and administrative expenses increased by 22.6% in the nine months ending February 28, 2006 over the nine months ending February 28, 2005. This increase is primarily as a result of the increased number of jobs performed. The increase in operating costs did outpace the increase in revenue, however, due to escalating fuel costs, wages, safety costs, insurance costs, and equipment rental costs. Management believes that escalating costs can be passed on to clients and the current differential reflects short term timing differences and not a general decline in margins. Operating and administrative expenses only increased 28.9% over the years from 2003 to 2005 as compared to a 50.3% increase in revenue.

Earnings after Operating and Administrative Expenses

Roy Larson Construction's earnings percentage for the nine months ending February 28, 2006 fell from 37.0% for the nine months ending February 28, 2005 to 33.0%. The decrease was primarily a result of the sharp increase of operating costs such as fuel, wages, safety, insurance, and equipment rentals. In the long run, however, Roy Larson Construction has been able to expand its earnings percentage (19.3% in 2003 to 30.8% in 2005). The recovery of the oil and gas industry began in 2003 and the sector activity has accelerated at a heightened pace since.

Other Expenses

$000s	Nine months ended Feb. 28, 2006	Nine months ended Feb. 28, 2005	Year ended May 31, 2005	Year ended May 31, 2004	Year ended May 31, 2003
Amortization	2,060	1,507	2,180	1,628	1,161
Interest – total	214	197	252	176	163
Loss (Gain) on disposal of equipment	(482)	26	(83)	(282)	-
Management bonus	2,523	3,201	2,972	1,540	1,019
	4,315	**4,931**	**5,321**	**3,062**	**2,343**

Amortization

The increase in amortization expense is related to capital asset purchases including assets purchased through capital leases of $2,555,158 in 2003, $4,103,152 in 2004, $5,240,481 in 2005, and $4,753,772 for the nine months ending February 28, 2006. Amortization is applied on a declining balance basis at various rates as described in the financial statements.

Interest

The increase in interest expense relates to additional net debt of $1,465,642 in 2005 and $1,373,812 in the nine months ending February 28, 2006.

Management Bonus

Management bonuses are paid to the management of Roy Larson Construction primarily to eliminate taxable income over the small business limit.

Income Taxes

$000s	Nine months ended Feb. 28, 2006	Nine months ended Feb. 28, 2005	Year ended May 31, 2005	Year ended May 31, 2004	Year ended May 31, 2003
Current income taxes	135	91	30	29	3
Future income taxes (recovery)	74	(4)	19	64	4
	209	87	49	93	7

Current income taxes remained fairly consistent during the periods due to management bonuses declared to reduce taxable income to the small business limit.

Capital Expenditures

$000s	Nine months ended Feb. 28, 2006	Nine months ended Feb. 28, 2005	Year ended May 31, 2005	Year ended May 31, 2004	Year ended May 31, 2003
Capital expenditures	**1,608**	**926**	**2,020**	**2,044**	**1,233**

Roy Larson Construction has invested in additional pieces of rolling stock equipment since 2003 to meet the increased demand for services. Annual capital additions since 2003 have been made at a rate of between 10%-15% of annual revenue. Consequently, as a result of this aggressive expansion, a large portion of Roy Larson Construction's equipment is relatively new. Management expects to continue to expand rolling stock to meet industry demand in such a way as to maximize equipment utilization.

Contractual Obligations – Payments Due by Period

	As at February 28, 2006	As at May 31, 2005				
$000's	Total	< 1 year	1 - 3 Years	4 - 6 Years	Thereafter	Total
Callable Debt [1]	1,854	1,483	-	-	-	1,483
Capital lease obligations [2]	4,689	1,993	1,694	-	-	3,687
Shareholder advances [3]	3,053	1,467	-	-	-	1,467
	9,596	4,943	1,694	-	-	6,637
Operating lease obligations [4]		752	382	-	-	1,134
		5,695	2,076			7,771

Notes:
(1) Callable debt obligations are described under Note 5 to the May 31, 2005 Financial Statements.
(2) Capital lease obligations are described under Note 6 to the May 31, 2005 Financial Statements.
(3) Shareholder advances are described under Note 7 to the May 31, 2005 Financial Statements.
(4) Operating leases are described under Note 9 to the May 31, 2005 Financial Statements. There have been no material changes in operating leases during the interim period that are outside the ordinary course of the company's business.

Liquidity

Operating Cash Flow

Roy Larson Construction's cash flow from operating activities for the nine months ending February 28, 2006 decreased by $1,504,903 from the nine months ending February 28, 2005. Although net earnings to February 28, 2006 were greater by $637,139 than the net earnings for the same period in 2005 changes in non-cash working capital more than offset the increase.

Roy Larson Construction's cash flow from operating activities in 2005 increased by $1,102,186 over 2004.

Working Capital

$000s	As at Feb. 28, 2006	As at May 31, 2005	As at May 31, 2004
Cash	856	1,739	324
Accounts receivable	4,327	1,960	1,513

$000s	As at Feb. 28, 2006	As at May 31, 2005	As at May 31, 2004
Prepaid expenses	81	69	-
Accounts payable and accrued liabilities	(757)	(706)	(482)
Income taxes payable	(50)	(8)	(20)
Current portion of capital leases	(2,314)	(1,993)	(1,562)
Current portion of long-term debt	(1,854)	(1,483)	(1,109)
Working capital before accrued management bonus	**289**	**(422)**	**(1336)**
Management bonus	(2,523)	(2,972)	(1,540)
Working capital	**(2,234)**	**(3,394)**	**(2,876)**

Roy Larson Construction pays management bonuses annually primarily to reduce taxable income to the small business limit. Thus, there is a downward impact on working capital from the accrued management bonus account; a normalized business structure would therefore have a greater working capital amount.

Financing

Roy Larson Construction's primary sources of financing are from three sources: long-term debt, capital leases, and shareholder advances.

As at February 28, 2006, Roy Larson Construction had $1,854,151 in long-term debt. The debt is broken down into two term loans and secured by related capital assets. The debt is primarily used to finance equipment purchases and range in maturity and rates.

As at February 28, 2006, Roy Larson Construction had $4,689,288 in capital leases. The leases are secured by the related capital assets. The rates range from 0.0% to 6.59% and differing maturities up to September 2009.

Shareholder advances increased by $1,585,484 from May 31, 2005 to February 28, 2006. These advances have been used for working capital purposes and to partially fund capital asset additions. These advances are unsecured, interest free, and repayable on demand.

Share Capital

$	As at Feb. 28, 2006	As at May 31, 2005	As at May 31, 2004
Class A shares	150	150	150

Financial Instruments

Fair Value

The carrying value of cash and cash equivalents, accounts receivable, accounts payable and accrued liabilities and accrued management bonus approximate their fair value due to the relatively short term to maturity of the instruments. The fair value of shareholder advances and capital lease obligations are not practicably determinable. The fair value of long-term debt approximates carrying values as the interest rates approximates the market rates.

Credit risk

The Company is exposed to credit risk on the account receivable from its customers. In order to reduce its credit risk, the Company has adopted credit policies that include an analysis of the financial position of its customer and the regular review of their credit limits.

As at February 28, 2006, 65% (unaudited) (May 31, 2005 – 73%; May 31, 2004 – 83%) of the accounts receivable of the Company were from three customers.

Interest rate risk

The Company is exposed to interest rate price risk in respect of the long-term debt which bears fixed and floating rates of interest.

Related Party Transactions

Roy Larson Construction pays an annual bonus to its shareholders to reduce the taxable income to the small business limit.

Critical Accounting Estimates and Accounting Policies

Critical Accounting Estimates

As a normal part of the financial statement preparation process, management is required to make estimates and assumptions based on information available as at the financial statement date. These estimates and assumptions affect the reported amounts of assets and liabilities, the possible disclosure of contingent assets and liabilities at the date of the financial statements and the amount of revenue and expense reported for the period.

Although estimates and assumptions must be made during the financial statement preparation process, it is management's opinion that none of the estimates or assumptions were highly uncertain at the time they were made. The most significant estimate in Roy Larson Construction's financial statements is the amortization period for capital equipment.

Accounting Policies

Roy Larson Construction prepares its financial statements in accordance with Canadian GAAP. Accounting policies have been applied consistently during all periods included in the financial statements. There were no new accounting policies implemented during the periods presented.

Key Risks and Uncertainties

See "Risk Factors" for a description of key risks and uncertainties.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF 310423 ALBERTA LTD. and WALES CONTRACTORS LTD.

The following management's discussion and analysis of financial condition and results of operations should be read in conjunction with the audited consolidated financial statements of Wales Contractors as at and for the years ended August 31, 2005, 2004 and 2003 and the unaudited consolidated financial statements of Wales Contractors as at and for the three and six months ended February 28, 2006 and 2005 included elsewhere in this prospectus.

Overview and Net Earnings

Wales Contractors maintains a fleet of rolling stock equipment specializing in oil and gas lease building and road construction and private subdivision grading in the Grande Prairie area of Northern Alberta. Wales Contractors' results are directly impacted by the overall health of the Alberta oil and gas industry. The recent strength in the commodity market has steadily increased demand for Wales Contractors' services.

Weather has a direct impact on Wales Contractors. Oil and gas drilling activity is generally stronger November through March. Wet weather in the spring and early summer months hinder the activity, which regains strength in July and August. Therefore, a longer, colder winter and drier spring and summer generally enhances Wales Contractors' results.

Revenue for the six months ended February 28, 2006 was $10,767,981 compared to $10,703,652 for the six months ended February 28, 2005. Revenue for the year ended August 31, 2005 was $19,088,080 compared to $11,021,096 for the year ended August 31, 2004 (73.2% growth). The growth is primarily a function of the increased activity in the Alberta oil and gas industry and an increased equipment fleet to meet additional demand.

Wales Contractors' net earnings have not fluctuated significantly from year to year because Wales Contractors pays management bonuses to its management primarily to reduce taxable income to the small business limit.

Reconciliation of Net Earnings to EBITDA and ADJUSTED EBITDA

$000s	Six months ended February 28, 2006	Six months ended February 28, 2005	Year ended August 31, 2005	Year ended August 31, 2004	Year ended August 31, 2003
***ADJUSTED EBITDA**	**3,447**	**3,965**	**6,454**	**3,935**	**2,992**
Management Bonus	(1,990)	(2,303)	(3,900)	(1,720)	(1,160)
***EBITDA**	**1,457**	**1,662**	**2,554**	**2,215**	**1,832**
Amortization	(1,146)	(1,234)	(2,111)	(1,729)	(1,393)
Interest – net	(46)	(65)	(140)	(93)	(170)
Income taxes	(44)	(60)	(24)	(45)	(49)
Net Earnings	**221**	**303**	**279**	**348**	**220**

* The terms EBITDA and ADJUSTED EBITDA are not measures recognized by Canadian generally accepted accounting principles ("GAAP") and do not have standardized meanings prescribed by GAAP. ADJUSTED EBITDA is a Non-GAAP measure that in management's opinion represents a better measure of cash liquidity than EBITDA since the bonuses were primarily paid to reduce taxable income to the small business limit.

ADJUSTED EBITDA has increased by 116% since 2003.

Reconciliation of EBITDA to Cash Flow from Operations

$000s	Six months ended February 28, 2006	Six months ended February 28, 2005	Year ended August 31, 2005	Year ended August 31, 2004	Year ended August 31, 2003
***EBITDA**	1,457	1,662	2,554	2,215	1,832
Interest – net	(46)	(65)	(140)	(93)	(170)
(Gain)Loss on disposal of property and equipment	-	(374)	(432)	(151)	(60)
(Gain)Loss on disposal of investment	-	10	(14)	(2)	(1)
Current Income taxes	(56)	(63)	(13)	(95)	(35)
Changes in non-cash working capital	374	255	387	224	31
Cash flow from (used in) operations	1,729	1,425	2,342	2,098	1,597

Results of Operations

Revenue and Operating Expenses

$000s	Six months ended February 28, 2006	Six months ended February 28, 2005	Year ended August 31, 2005	Year ended August 31, 2004	Year ended August 31, 2003
Revenue	**10,768**	**10,704**	**19,088**	**11,021**	**8,718**
Operating and Administrative Expenses	(7,321)	(7,103)	(13,078)	(7,239)	(5,787)
Earnings after Operating and Administrative Expenses	**3,447**	**3,601**	**6,010**	**3,782**	**2,931**
Earnings percentage	**32.0%**	**33.6%**	**31.5%**	**34.3%**	**33.6%**

Revenue

Revenue for the six months ended February 28, 2006 was $10,767,981 compared to $10,703,652 for the six months ended February 28, 2005. In the years ended August 31, 2003 to August 31, 2005, Wales Contractors has also increased its revenue by 118.9%. The growth is primarily a result of:

- *Increased demand.* The demand for lease construction in the Western Canadian Sedimentary Basin has increased with the increase of wells drilled. There were 21,841, 22,729, 24,800, and 26,725 (estimated by the Canadian Association of Petroleum Producers ("CAPP")) rig-released wells drilled in Western Canada for 2003, 2004, 2005, and 2006E respectively. This growth in drilling activity reflects a 13.5% increase over the period from 2003 to 2005.

- *Greater Utilization.* The increased activity in the Western Canadian Sedimentary Basin has forced oil and gas companies to commit to contracts for a string of lease construction jobs as opposed to one job at a time. This has resulted in less down time for crews and greater utilization of manpower and equipment.

- *Increased job rates.* The increased demand has driven an increase in rates.

- *Increased number of crews.* Wales Contractors has increased its number of crews from six to eight to meet the increased demand.

Operating and Administrative Expenses

Wales Contractors' operating and administrative expenses increased by 3.1% for the six months ending February 28, 2006 over the six months ending February 28, 2005. This increase is primarily as a result of the increased number of jobs performed. The increase in operating costs did outpace the increase in revenue, however, due to escalating fuel costs, wages, safety costs, repairs and maintenance costs, and equipment rental costs. Management believes that escalating costs can be passed on to clients and the current shortfall reflects short term timing differences and not a general decline in margins. Operating and administrative expenses increased 126.0% over the years from 2003 to 2005 as compared to a 118.9% increase in revenue. The decline in margin occurred in 2005, and this reflects the extremely wet weather in the Grande Prairie area in the summer of 2005, and the cost escalations described above.

Earnings after Operating and Administrative Expenses

Wales Contractors' earnings percentage for the six months ending February 28, 2006 was 32.0%, which was fairly consistent with the earnings percentage achieved for the six months ending February 28, 2005 of 33.6%. Over the three year period from 2003 to 2005 the earnings percentage has held constant in the 31.5% to 34.3% range. Management believes that current declines are the result of escalating costs that will ultimately be able to be passed on to clients in the way of rate increases.

Other Expenses

$000s	Six months ended February 28, 2006	Six months ended February 28, 2005	Year ended August 31, 2005	Year ended August 31, 2004	Year ended August 31, 2003
Amortization	1,146	1,234	2,111	1,729	1,393
Interest - net	46	65	140	93	170
Loss (Gain) on disposal of property and equipment	-	(374)	(432)	(151)	(60)
Loss (Gain) on disposal of investment	-	10	(14)	(2)	(1)
Management Bonus	1,990	2,303	3,900	1,720	1,160
	3,182	**3,238**	**5,705**	**3,389**	**2,662**

Amortization

The steady increase in amortization expense is related to the continued growth in the equipment fleet as new crews were added. Amortization of contractor's equipment is applied on a five year straight-line basis. Automobiles and automotive equipment are amortized using a 20% to 30% declining balance method. Other equipment is amortized using a 10% to 30% declining balance method.

Interest

The decrease in interest expense relates to the reduction of the average cost of capital leases. Wales Contractors had $3,623,020 as at February 28, 2006 versus $3,677,765 in capital leases outstanding as at August 31, 2004.

Management Bonus

Management bonuses are paid to the management of Wales Contractors primarily to eliminate taxable income over the small business limit.

Income Taxes

$000s	Six months ended February 28, 2006	Six months ended February 28, 2005	Year ended August 31, 2005	Year ended August 31, 2004	Year ended August 31, 2003
Current income taxes	56	63	13	95	35
Future income taxes	(12)	(3)	11	(50)	14
	44	60	24	45	49

Current income taxes declined in 2005 due to heightened management bonuses declared to reduce taxable income to the small business limit.

Capital Expenditures

$000s	Six months ended February 28, 2006	Six months ended February 28, 2005	Year ended August 31, 2005	Year ended August 31, 2004	Year ended August 31, 2003
Capital expenditures	**290**	**1,671**	**2,569**	**1,200**	**814**

Wales Contractors has invested in additional pieces of rolling stock equipment since 2003 to meet the increased demand for services. Annual capital additions since 2003 have been made at a rate of between 9%-14% of annual revenue. Consequently, as a result of the expansion, a large portion of Wales equipment is relatively new. Management expects to continue to expand rolling stock to meet industry demand in such a way as to maximize equipment utilization. Expansion in 2006 has been delayed due to delays in delivery on new equipment. Delivery is anticipated in the third quarter of 2006.

Contractual Obligations – Payments Due by Period

	As at February 28, 2006	As at August 31, 2005				
$000's	Total	< 1 year	1-3 years	4-6 years	Thereafter	Total
Obligations under capital lease [1]	3,623	1,822	2,096	-	-	3,918
Shareholder advances [2]	47	2	-	-	-	2
	3,670	1,824	2,096	-	-	3,920

Notes:

(1) Obligations under capital lease described under Note 7 to the August 31, 2005 Consolidated Financial Statements.
(2) Shareholder advances are described under Note 6 to the August 31, 2005 Consolidated Financial Statements.

Liquidity

Operating Cash Flow

Wales Contractors' cash flow from operating activities for the six months ending February 28, 2006 increased by $305,073 from the six months ending February 28, 2005. Although net earnings decreased, the gain on disposal of property was a $374,309 non-cash item in the six months ending February 28, 2005. There was no such item for the same period in 2006.

Wales Contractors' cash flow from operating activities in 2005 increased by $244,037 over 2004. Although net earnings decreased over the same two periods, changes in non-cash working capital more than offset the difference.

Working Capital

$000s	As at February 28, 2006	As at August 31, 2005	As at August 31, 2004
Cash and marketable securities	1,054	428	421
Accounts receivable	4,318	4,263	3,022
Inventory	52	-	-
Prepaid expenses and deposits	161	60	50
Income taxes recoverable	16	54	-
Accounts payable and accrued liabilities	(669)	(311)	(794)
Income taxes payable	(20)	(16)	(22)
Current portion of obligations under capital lease	(2,222)	(1,822)	(1,652)
Working capital before Accrued management bonus and Shareholder advances	**2,690**	**2,656**	**1,025**
Accrued management bonus	(4,081)	(3,900)	(1,720)
Shareholder advances	(47)	(2)	(47)
Working capital	**(1,438)**	**(1,246)**	**(742)**

Wales Contractors pays management bonuses annually to reduce taxable income to the small business limit. Thus, there is a downward impact on working capital from both the shareholder advances and the accrued management bonus accounts; a normalized business structure would therefore have a greater working capital amount.

Financing

Wales Contractors' primary sources of financing are from two sources: capital leases, and shareholder advances.

As at February 28, 2006, Wales Contractors had $3,623,020 in capital leases. The leases are secured by the related capital assets. The leases bear interest at various fixed rates ranging from 0.00% to 5.65% and differing maturities up to 2008.

Shareholder advances increased by $44,592 from August 31, 2005 to February 28, 2006. These advances have been used for working capital purposes and to partially fund capital asset additions. These advances are unsecured, interest free, and repayable on demand.

Share Capital

$	As at February 28, 2006	As at August 31, 2005	As at August 31, 2004
200 class A common shares	200	200	200
460 class B shares	138	138	138
Share capital	**338**	**338**	**338**

Financial Instruments

Fair Value

The carrying value of cash and cash equivalents, accounts receivable, bank indebtedness, accounts payable and accrued liabilities and accrued management bonus approximate their fair value due to the relatively short period to maturity of the instruments and interest rates attached to the instruments. The fair value of amounts due from related company, shareholder advance and obligations under capital leases are not practicably determinable.

Credit risk

The Company is exposed to credit risk on the account receivable from its customers. In order to reduce its credit risk, the Company has adopted credit policies that include the analysis of financial position of its customer and the regular review of their credit limits.

As at February 28, 2006, 70% (unaudited) (August 31, 2005 – 89%; 2004 – 83%) of the accounts receivable of the Company was from three customers.

Interest rate risk

The Company is exposed to interest rate risk which bears fixed rates of interest, primarily through its capital lease obligations.

Related Party Transactions

The Company paid $60,000 (unaudited) during the six month periods ended February 28, 2006 (2005 - $80,439) (unaudited) (years ended August 31, 2005 - $114,000; 2004 - $72,000; 2003 - $72,000) to a company related by virtue of common ownership, for equipment rental expenses and $12,708 (unaudited) during the six months ended February 28, 2006 (year ended August 31, 2005 - $32,666; 2004 - $nil; 2003 - $nil) for freight expense. The Company also sold assets with the net book value of $nil (unaudited) during the six months ended February 28, 2006 and 2005 (years ended August 31, 2005 - $140,712; 2004 - $1,606; 2003 - $nil) to a related party. All related party transactions have been recorded at the exchange amount.

Critical Accounting Estimates and Accounting Policies

Critical Accounting Estimates

As a normal part of the financial statement preparation process, management is required to make estimates and assumptions based on information available as at the financial statement date. These estimates and assumptions affect the reported amounts of assets and liabilities, the possible disclosure of contingent assets and liabilities at the date of the financial statements and the amount of revenue and expense reported for the period.

Although estimates and assumptions must be made during the financial statement preparation process, it is management's opinion that none of the estimates or assumptions were highly uncertain at the time they were made. The most significant estimate in Wales Contractors' financial statements is the amortization period for capital equipment.

Accounting Policies

Wales Contractors prepares its financial statements in accordance with Canadian GAAP. Accounting policies have been applied consistently during all periods included in the financial statements. There were no new accounting policies implemented during the periods presented.

Key Risks and Uncertainties

See "Risk Factors" for a description of key risks and uncertainties.

MANAGEMENT'S DISCUSSION AND ANALYSIS

D & D Well Services

MANAGEMENT'S DISCUSSION AND ANALYSIS OF 404434 ALBERTA CORPORATION (D&D WELL SERVICES), 756171 ALBERTA CORPORATION AND 756169 ALBERTA CORPORATION

The following management's discussion and analysis of financial condition and results of operations should be read in conjunction with the audited combined financial statements of D&D Well Services as at and for the years ended December 31, 2005, 2004 and 2003 and the unaudited combined financial statements of D&D Well Services as at and for the three months ended March 31, 2006 and 2005 included elsewhere in this prospectus.

These financial statements have been prepared on a combined basis, commencing in 2005 when 756171 Alberta Corporation and 756169 Alberta Corporation were incorporated, as they are under common control and managed by a common company. The balances are presented after elimination of inter-company transactions and balances.

Overview and Net Earnings

D&D Well Services maintains a fleet of rolling stock equipment specializing in drilling rig, service rig and heavy equipment relocation services in the Grande Prairie area of Northern Alberta. D&D Well Services' results are directly impacted by the overall economic condition of the Western Canadian oil and gas industry. The recent strength in the oil and gas industry has rapidly increased demand for D&D Well Services' rig relocation and assembly services.

D&D Well Services' business is affected by the seasonality of oil and gas industry. Oil and gas drilling activity is most active November through March. During which time D&D Well Services is busy with rig relocation and assembly. The summer season is also moderately active for drilling; the slowest period of the year is spring when Northern Alberta experiences ground break-up in the muskeg. Thus, D&D Well Services' results are strongest during years of longer, colder winters and drier springs and summers.

D&D Well Services' revenue for the three months ended March 31, 2006 was $16,258,758 compared to $9,809,891 for the three months ended March 31, 2005 (65.7% growth). In addition, revenue for the year ended December 31, 2005 was $30,601,395 compared to $20,913,219 for the year ended December 31, 2004 (46.3% growth). The growth is primarily a function of the increased activity in the Western Canadian oil and gas industry, increased rates, and increased staff and truck fleet.

Net earnings increased to $1,208,833 in 2005 from $620,398 in 2004 (94.8% growth). D&D Well Services has historically paid out management salaries, primarily to reduce taxable income to the small business limit.

Reconciliation of Net Earnings to EBITDA and EBITDA before Management Salaries

$000s	Three months ended March 31, 2006	Three months ended March 31, 2005	Year ended December 31, 2005	Year ended December 31, 2004	Year ended December 31, 2003
***ADJUSTED EBITDA**	**5,142**	**3,536**	**11,130**	**5,987**	**3,495**
Management bonus	(3,731)	(2,117)	(7,425)	(3,789)	(2,235)
***EBITDA**	**1,411**	**1,419**	**3,705**	**2,198**	**1,260**
Amortization	(469)	(447)	(1,964)	(1,330)	(806)
Interest – total net	(44)	(46)	(206)	(139)	(110)
Income taxes	(146)	(154)	(326)	(109)	(60)
Net Earnings	**752**	**772**	**1,209**	**620**	**284**

* The terms EBITDA and ADJUSTED EBITDA are not measures recognized by Canadian generally accepted accounting principles ("GAAP") and do not have standardized meanings prescribed by GAAP. ADJUSTED EBITDA is a Non-GAAP measure that in management's opinion represents a better measure of cash liquidity than EBITDA since the bonuses were primarily paid to reduce taxable income to the small business limit.

ADJUSTED EBITDA has increased by 218.5% since 2003.

Reconciliation of EBITDA to Cash Flow from Operations

$000s	Three months ended March 31, 2006	Three months ended March 31, 2005	Year ended December 31, 2005	Year ended December 31, 2004	Year ended December 31, 2003
***EBITDA**	**1,411**	**1,419**	**3,705**	**2,198**	**1,260**
Interest – total net	(44)	(46)	(206)	(139)	(110)
(Gain) Loss on disposal of equipment	-	-	(110)	(249)	1
Current Income taxes	(146)	(154)	(256)	(66)	(31)
Changes in non-cash working capital	491	693	1,186	762	1,530
Cash flow from (used in) operations	**1,712**	**1,912**	**4,319**	**2,506**	**2,650**

Results of Operations

Revenue and Operating and Administrative Expenses

$000s	Three months ended March 31, 2006	Three months ended March 31, 2005	Year ended December 31, 2005	Year ended December 31, 2004	Year ended December 31, 2003
Revenue	**16,259**	**9,810**	**30,601**	**20,913**	**14,562**
Operating and administrative Expenses	(11,118)	(6,274)	(19,582)	(15,175)	(11,067)
Earnings after operating and administrative Expenses	**5,141**	**3,536**	**11,019**	**5,738**	**3,495**
Earnings percentage	**31.6%**	**36.0%**	**36.0%**	**27.4%**	**24.0%**

Revenue

Revenue for the three months ended March 31, 2006 was $16,258,758 compared to $9,809,891 for the three months ended March 31, 2005 (65.7% growth). D&D Well Services has also increased its revenue by 110.1% over the period from 2003 to 2005. The growth is primarily a result of:

- *Increased demand.* D&D Well Services works almost entirely for the Western Canadian oil and gas industry. Thus, its results are directly correlated to the activity in the sector. There were 21,841, 22,729, 24,800, and 26,725 (estimated by the CAPP) rig-released wells drilled in Western Canada for 2003, 2004, 2005, and 2006E respectively. This growth in drilling activity reflects a 13.5% increase over the period from 2003 to 2005.

- *Additional units and staff.* D&D Well Services has increased its trucking fleet and staff, including additional drivers, to service the growth This expansion represents an aggressive growth strategy with respect to expansion of its fleet of equipment and personnel since 2003. Annual capital additions since 2003 have been made at a rate of between 6%-18% of annual revenue.

- *Increased job rates.* The increased demand has driven an increase in rates.

Operating and Administrative Expenses

D&D Well Services' operating and administrative expenses increased by 77.2% in the three months ending March 31, 2006 over the three months ending March 31, 2005. This increase is primarily as a result of the increased number of jobs performed. The increase in operating costs, however, outpaced the increase in revenue as D&D Well Services experienced rapid increases in rental rates, fuel costs, wages, insurance costs, and equipment costs. Management believes that escalating costs can be passed on to clients and the current differential reflects short term timing differences and not a general decline in margins. Operating and administrative expenses increased by 76.9% over the years from 2003 to 2005 as compared to a 110.1% increase in revenue. Thus, D&D Well Services has been able to achieve greater cost efficiencies in its long-term growth program.

Earnings after Operating and Administrative Expenses

D&D Well Services' earnings percentage for the three months ending March 31, 2006 decreased from 36.0% for the three months ending March 31, 2005 to 31.6%. This is a result of the rapid increase in rental rates, fuel costs, wages, insurance costs, and equipment costs. D&D Well Services has improved its earnings percentage, by 12.0% over the period from 2003 to 2005 from 24.0% to 36.0%.

Other Expenses

$000s	Three months ended March 31, 2006	Three months ended March 31, 2005	Year ended December 31, 2005	Year ended December 31, 2004	Year ended December 31, 2003
Amortization	469	447	1,964	1,330	806
Interest – (net)	44	46	206	139	110
Loss (Gain) on disposal of equipment	-	-	(110)	(249)	1
Management bonus	3,731	2,117	7,425	3,789	2,235
	4,244	**2,610**	**9,485**	**5,009**	**3,152**

Amortization

Amortization has increased steadily from 2003 to 2005 as D&D Well Services has increased the number of units it has in its fleet.

Interest

Interest has steadily increased over the period from 2003 to 2005 as D&D Well Services has increased its capital leases. Callable debt has decreased slightly over the same period. The callable debt bears interest at prime plus 1.75% to 2.00% and matures at various dates to August 31, 2010. The capital leases are with various lenders and secured by the related equipment; they bear different rates of interest in the 0.0% to 10.5% range and mature at various dates to September 1, 2009.

Management Bonus

Management bonuses are paid to the management primarily to eliminate taxable income over the small business limit.

Income Taxes

$000s	Three months ended March 31, 2006	Three months ended March 31, 2005	Year ended December 31, 2005	Year ended December 31, 2004	Year ended December 31, 2003
Current income taxes	146	154	256	66	31
Future income taxes	-	-	70	43	29
	146	154	326	109	60

Current income taxes have increased over the three year period due to the increase in taxable income. Taxable income, has been reduced to the small business limit by way of D&D Well Services' management bonus expense.

Capital Expenditures

$000s	Three months ended March 31, 2006	Three months ended March 31, 2005	Year ended December 31, 2005	Year ended December 31, 2004	Year ended December 31, 2003
Capital expenditures	11	560	2,113	3,631	1,779

D&D Well Services has increased its trucking and equipment fleet by capital acquisitions to service the growth in demand. This expansion represents an aggressive growth strategy with respect to expansion of its fleet of equipment since 2003. Annual capital additions since 2003 have been made at a rate of between 6%-18% of annual revenue.

Contractual Obligations – Payments Due by Period

	As at March 31, 2006	As at December 31, 2005				
$000's	Total	< 1 year	1 - 3 Years	4 - 6 Years	Thereafter	Total
Capital lease obligations [1]	919	391	651	-	-	1,042
Callable debt [2]	1,596	553	1,154	30	-	1,737
	2,515	944	1,805	30	-	2,779
Operating leases[3]		360	1,080	330	-	1,770
		1,304	2,885	360	-	4,549

Notes:
(1) Capital lease obligations are described under Note 7 to the December 31, 2005 Combined Financial Statements.
(2) Callable debt obligations are described under Note 6 to the December 31, 2005 Combined Financial Statements.
(3) Operating leases are described under Note 12 to the December 31, 2005 Combined Financial Statements. There have been no material changes in operating leases during the interim period that are outside the ordinary course of the company's business.

Liquidity

Operating Cash Flow

D&D Well Services' cash flow from operating activities for the three months ending March 31, 2006 decreased by $199,978 from the three months ending March 31, 2005. This was a result of a slight decrease in net earnings and a significantly greater increase in accounts receivable.

D&D Well Services' cash flow from operating activities in 2005 increased by $1,812,981 over 2004. An increase in net earnings and accrued management bonus were primarily responsible for the increase.

Working Capital

$000s	As at March 31, 2006	As at December 31, 2005	As at December 31, 2004
Cash	3,182	1,745	(68)
Accounts receivable	14,316	8,113	5,475
Inventory	462	462	-
Prepaid expenses and deposits	86	81	183
Accounts payable and accrued liabilities	(8,337)	(3,502)	(3,106)
Income taxes payable	(378)	(244)	(90)
Callable debt due in one year	(1,596)	(1,737)	(1,863)
Obligations under capital lease due in one year	(362)	(391)	(190)
Working capital before shareholder advances and accrued management bonus	**7,373**	**4,527**	**341**
Accrued management bonus	(9,156)	(7,425)	(3,789)
Shareholder advances	-	-	(18)
Working capital	**(1,783)**	**(2,898)**	**(3,466)**

D&D Well Services pays management bonuses annually to reduce taxable income to the small business limit. Thus, there is a downward impact on working capital from both the shareholder advances account and the accrued management bonus account; a normalized business structure would therefore have a greater working capital amount.

Financing

D&D Well Services' primary sources of financing are from two sources: callable debt and capital leases.

As at March 31, 2006, D&D Well Services had $1,595,539 in callable debt. The current debt amount is comprised of several callable loans that are repayable in monthly payments ranging in size from $3,500 to $13,250 including interest (prime plus 1.75% to 2.00%). The loans are callable on demand and mature at various dates to August 31, 2010.

As at March 31, 2006, D&D Well Services had capital leases for an aggregate outstanding balance of $918,827. The leases are secured by the underlying equipment. The rates range from 0.0% to 10.5% and differing maturities up to September 1, 2009.

Share Capital

$	As at March 31, 2006	As at December 31, 2005	As at December 31, 2004
500 Class A shares	100	100	100
400 Class E shares	400	400	-
	500	500	100

Financial Instruments

Fair Value

The carrying values of cash and cash equivalents, accounts receivable, accounts payable and accrued liabilities, accrued management bonus and callable debt, approximate their fair values due to the relatively short period to

maturity of the instruments and interest rates attached to the instruments. The fair value of shareholder advances are not practicably determinable.

The fair values of long-term debt and capital lease obligations approximates carrying values as the interest rateds approximate market rates.

Credit risk

The Company is exposed to credit risk on the accounts receivable from its customers. In order to reduce its credit risk, the Company has adopted credit policies that include the analysis of the financial position of its customers and the regular review of their credit limits.

As at March 31, 2006, the Company had accounts receivable of 55% (December 31, 2005 – 47%; 2004 – 39%) from three customers.

Interest rate risk

The Company is exposed to interest rate price risk in respect of the long-term debt which bears fixed and floating rates of interest.

Related Party Transactions

The Company paid $99,000 (unaudited) for the three months ended March 31, 2006 (March 31, 2005 - $25,000 (unaudited)) (year ended December 31, 2005 - $126,500; 2004 - $66,000) in rent to the shareholders. This transaction has been measured at the exchange amount.

Critical Accounting Estimates and Accounting Policies

Critical Accounting Estimates

As a normal part of the financial statement preparation process, management is required to make estimates and assumptions based on information available as at the financial statement date. These estimates and assumptions affect the reported amounts of assets and liabilities, the possible disclosure of contingent assets and liabilities at the date of the financial statements and the amount of revenue and expense reported for the period.

Although estimates and assumptions must be made during the financial statement preparation process, it is management's opinion that none of the estimates or assumptions were highly uncertain at the time they were made. The most significant estimate in D&D Well Services' financial statements is the amortization period for capital equipment.

Accounting Policies

D&D Well Services prepares its financial statements in accordance with Canadian GAAP. Accounting policies have been applied consistently during all periods included in the financial statements. There were no new accounting policies implemented during the periods presented.

Key Risks and Uncertainties

See "Risk Factors" for a description of key risks and uncertainties.

MANAGEMENT'S DISCUSSION AND ANALYSIS

Murtron Hauling

MANAGEMENT'S DISCUSSION AND ANALYSIS OF MURTRON HAULING LTD. AND 815431 ALBERTA LTD.

The following management's discussion and analysis of financial condition and results of operations should be read in conjunction with the audited combined financial statements of Murtron Hauling Ltd. as at and for the years ended October 31, 2005, 2004 and 2003 and the unaudited combined financial statements of Murtron Hauling Ltd. as at and for the six months ended April 30, 2006 and 2005 included elsewhere in this prospectus.

These financial statements have been prepared on a combined basis, as they are under common control and managed by a common company. The balances are presented after elimination of inter-company transactions and balances.

Overview and Net Earnings

Murtron Hauling maintains a fleet of rolling stock equipment specializing oil and gas sector equipment relocation, log hauling and gravel hauling in the Grande Prairie area of Northern Alberta. Murtron Hauling's results are directly impacted by the overall health of the Western Canadian oil and gas, logging, and aggregates industries. The recent strength in the oil and gas and aggregates industries has steadily increased demand for Murtron Hauling's services.

Murtron Hauling's business is affected by the seasonality of the three aforementioned industries. Oil and gas drilling activity is most active November through March. During which time Murtron Hauling is busy moving equipment to and from well sites. Winter is also the most active period for the logging industry, which heightens the demand for log hauling. Murtron Hauling's services are occupied throughout the summer with hauling gravel for the aggregates industry as well moving well-site equipment for the moderately active summer drilling season. The slowest period of the year is spring when Northern Alberta experiences ground break-up in the muskeg; drilling, logging, and aggregate activities are slowest during this period. Thus, Murtron Hauling's results are strongest during years of longer, colder winters and drier springs and summers.

Revenue for the six months ended April 30, 2006 was $8,366,646 compared to $5,142,120 for the six months ended April 30, 2005 (62.7% growth). Revenue for the year ended October 31, 2005 was $12,278,395 compared to $10,664,509 for the year ended October 31, 2004 (15.1% growth). The growth is primarily a function of the increased activity in the Alberta oil and gas and aggregates industries and increased rates.

Murtron Hauling's earnings from operations have decreased as a percentage of revenue over the past three years due to the rapid increase of operating costs, such as wages, fuel, insurance, and sub-contractors. Furthermore, Murtron Hauling's earnings are weakest during the winter months of each year because operating costs are highest during that period. For the six-month period ending April 30, 2005 Murtron Hauling recognized revenue of $5,142,120, which represented 41.9% of the annual revenue. For the same period, Murtron Hauling recognized operating costs of $4,360,988 which represented 43.6% of the annual operating costs. It is management's belief that high demand for services will allow Murtron Hauling to successfully compete with higher rates for services. Management believes that higher rates will offset recent escalations in operating costs and margins can be prevented from further slides.

Reconciliation of Net Earnings to EBITDA and ADJUSTED EBITDA

$000s	Six months ended Apr. 30, 2006	Six months ended Apr. 30, 2005	Year ended October 31, 2005	Year ended October 31, 2004	Year ended October 31, 2003
***ADJUSTED EBITDA**	**1926**	**785**	**2,289**	**2,462**	**1,599**
Management Bonus	(1,412)	-	(910)	(827)	(211)
***EBITDA**	**514**	**785**	**1,379**	**1,635**	**1,388**
Amortization	(369)	(399)	(883)	(834)	(726)
Interest – total net	(19)	(23)	(41)	(33)	(33)
Income taxes	(21)	(60)	(70)	(150)	(133)
Net Earnings	**105**	**303**	**385**	**618**	**496**

* The terms EBITDA and ADJUSTED EBITDA are not measures recognized by Canadian generally accepted accounting principles ("GAAP") and do not have standardized meanings prescribed by GAAP. ADJUSTED EBITDA is a Non-GAAP measure that in management's opinion represents a better measure of cash liquidity than EBITDA since the bonuses were primarily paid to reduce taxable income to the small business limit.

ADJUSTED EBITDA has increased by 43.2% since 2003.

Reconciliation of EBITDA to Cash Flow from Operations

$000s	Six months ended Apr. 30, 2006	Six months ended Apr. 30, 2005	Year ended October 31, 2005	Year ended October 31, 2004	Year ended October 31, 2003
***EBITDA**	**514**	**785**	**1,379**	**1,635**	**1,388**
Interest – net	(19)	(23)	(41)	(33)	(33)
(Gain) Loss on disposal of equipment	(66)	(4)	(21)	(105)	(69)
Current Income taxes	(13)	(71)	(79)	(149)	(121)
Changes in non-cash working capital	464	680	474	-	(575)
Cash flow from (used in) operations	**880**	**1367**	**1,712**	**1,348**	**590**

__Results of Operations__

Revenue and Operating and Administrative Expenses

$000s	Six months ended Apr. 30, 2006	Six months ended Apr. 30, 2005	Year ended October 31, 2005	Year ended October 31, 2004	Year ended October 31, 2003
Revenue	**8,367**	**5,142**	**12,278**	**10,665**	**7,559**
Operating Expenses	6506	4361	(10,011)	(8,308)	(6,029)
Earnings after Operating and Administrative Expenses	**1861**	**781**	**2,267**	**2,357**	**1,530**
Earnings percentage	**22.2%**	**15.2%**	**18.5%**	**22.1%**	**20.2%**

Revenue

Revenue for the six months ended April 30, 2006 was $8,366,646 compared to $5,142,120 for the six months ended April 30, 2005 (62.7% growth). Murtron Hauling also increased its revenue by 62.4% over the period from 2003 to 2005. This growth is primarily a result of:

- *Increased demand.* The demand for lease construction in the Western Canadian Sedimentary Basin has increased with the increase of wells drilled. There were 21,841, 22,729, 24,800, and 26,725 (estimated by the Canadian Association of Petroleum Producers) rig-released wells drilled in Western Canada for 2003, 2004, 2005, and 2006E respectively. This growth in drilling activity reflects a 13.5% increase over the period from 2003 to 2005.

- *Decreased down time.* While the summer in Grande Prairie was one of the wettest on record, the spring breakup period was fairly short and good winter weather resulted in reduced overall down time for Murtron Hauling's various operations and thus increasing the amount of revenue-generating work days.

- *Increased job rates.* The increased demand has driven an increase in rates.

Operating Expenses

Murtron Hauling's operating and administrative expenses increased by 49.2% in the six months ending April 30, 2006 over the six months ending April 30, 2005. This increase is primarily as a result of the increased number of jobs performed. The increase in revenue outpaced the increase in expenses as Murtron Hauling realized savings due to volume increases. Operating expenses increased by 66.0% over the years from 2003 to 2005 as compared to a 62.4% increase in revenue. The difference is primarily a result of the rapid increase in fuel costs, wages, insurance costs, and sub-contractor costs, which were not entirely accounted for by increased charge rates.

Earnings After Operating and Administrative Expenses

Murtron Hauling's earnings percentage for the six months ending April 30, 2006 increased to 22.2% from 15.2% for the six months ending April 30, 2005.

Other Expenses

$000s	Six months ended Apr. 30, 2006	Six months ended Apr. 30, 2005	Year ended October 31, 2005	Year ended October 31, 2004	Year ended October 31, 2003
Amortization	369	399	883	834	726
Interest – (net)	19	23	41	33	33
Loss (Gain) on disposal of equipment	(66)	(4)	(21)	(105)	(69)
Management bonus	1412	-	910	827	211
	1,734	**418**	**1,813**	**1,589**	**901**

Amortization

Amortization expenses have remained fairly constant from 2003 to 2005 as a result of little fluctuation in property, equipment, and capital leases. Capital expenditures have predominantly been dedicated to replacing older automotive equipment, trailers, and other equipment rather than to increase the fleet size.

Interest

Interest expense has fluctuated over the period from 2003 to 2005. Murtron Hauling has reduced its level of callable debt and bank overdraft, which bear interest at prime plus 0.75%. Murtron Hauling's capital leases, which bear interest a rates ranging from 3.0% to 6.5%, have increased throughout the same period.

Management Bonus

Management bonuses are paid to the management to eliminate taxable income over the small business limit.

Income Taxes

$000s	Six months ended Apr. 30, 2006	Six months ended Apr. 30, 2005	Year ended October 31, 2005	Year ended October 31, 2004	Year ended October 31, 2003
Current income taxes	(19)	71	79	149	121
Future income taxes	8	(11)	(9)	1	12
	21	**60**	**70**	**150**	**133**

Current income taxes remained fairly consistent between the abovementioned periods due to management bonuses declared, which reduce taxable income to the small business limit.

Capital Expenditures

$000s	Six months ended Apr. 30, 2006	Six months ended Apr. 30, 2005	Year ended October 31, 2005	Year ended October 31, 2004	Year ended October 31, 2003
Capital expenditures	199	392	721	982	611

Murtron Hauling has invested in rolling stock equipment since 2003 primarily to replace older units. Annual capital additions since 2003 have been made at a rate of between 5%-10% of annual revenue. Management expects to continue to expand rolling stock to meet industry demand in such a way as to maximize equipment utilization.

Contractual Obligations – Payments Due by Period

	As at April 30, 2006	**As at October 31, 2005**				
$000's		**< 1 year**	**1 - 3 Years**	**4 - 6 Years**	**Thereafter**	**Total**
Capital Leases [1]	504	354	331	-	-	685
Callable debt [2]	34	47	-	-	-	47
Bank indebtedness [4]	-	313	-	-	-	313
Shareholder advances [3]	6	5	-	-	-	5
	544	719	331	-	-	1,050

Notes:
(1) Capital lease obligations are described under Note 6 to the October 31, 2005 Combined Financial Statements.
(2) Callable debt obligations are described under Note 5 to the October 31, 2005 Combined Financial Statements.
(3) Shareholder advances are described under Note 7 to the October 31, 2005 Combined Financial Statements.
(4) Bank indebtedness are described under Note 4 to the October 31, 2005 Combined Financial Statements.

There have been no material changes in contractual obligations during the interim period that are outside the ordinary course of the Company's business.

Liquidity

Operating Cash Flow

Murtron Hauling's cash flow from operating activities for the six months ending April 30, 2006 decreased by $487,371 from the six months ending April 30, 2005. This was primarily the result of a decrease in net earnings and an increase in prepaid expenses.

Murtron Hauling's cash flow from operating activities in 2005 increased by $364,274 over 2004. A decrease in net earnings, accounts payable, accrued liabilities, and bonuses payable was more than offset by the decrease in accounts receivable and lesser non-cash gain on disposal of equipment.

Working Capital

$000s	As at April 30, 2006	As at October 31, 2005	As at October 31, 2004
Cash	94	81	(764)
Accounts receivable	1,665	2,471	2,936
Inventory	71	29	52
Prepaid expenses	253	-	-
Accounts payable and accrued liabilities	(569)	(1,020)	(1,098)
Income taxes payable	(36)	(72)	(90)
Preferred shares	(2)	(2)	(2)
Callable debt due in one year	(34)	(47)	(139)
Obligations under capital lease due in one year	(304)	(354)	(251)
Working capital before shareholder advances and accrued management bonus	**1,138**	**1,086**	**644**
Accrued management bonus	(1,350)	(910)	(827)
Shareholder advances	(6)	(5)	(5)
Working capital	**(218)**	**171**	**(188)**

Murtron Hauling pays management bonus annually to reduce taxable income to the small business limit. Thus, there is a downward impact on working capital from both the shareholder advances account and the accrued management bonus account; a normalized business structure would therefore have a greater working capital amount.

Financing

Murtron Hauling's primary sources of financing are from two sources: callable debt and capital leases.

As at April 30, 2006 Murtron Hauling had $33,750 in callable debt. Murtron Hauling has three bank loans secured but is currently only drawn on one. The current debt amount is repayable in monthly payments of $2,250 to $5,000 plus interest at a rate of prime plus 0.75% and matures in August 2007.

As at April 30, 2006 Murtron Hauling had $504,270 in capital leases. The rates range from 3.0% to 6.5% and differing maturities up to September 2008.

Murtron Hauling also has a bank overdraft, which is not drawn, that bears interest at prime plus 0.75%.

Share Capital

$	As at April 30, 2006	As at October 31, 2005	As at October 31, 2004
Class A shares	200	200	200
Class F shares redeemable at $1 per share	2,000	2,000	2,000
	2,200	2,200	2,200

The company has issued preferred shares redeemable at $2,000. They have been recorded as a liability.

Financial Instruments

Fair Value

The carrying values of cash and cash equivalents, accounts receivable, accounts payable and accrued liabilities, bank indebtedness, accrued management bonus and callable debt approximate their fair values due to the relatively short period to maturity of the instruments and interest rates attached to the instruments. The fair value of shareholder advances is not practicably determinable, since there are no specific terms.

The fair value of callable debt and obligations under capital lease approximate carrying values as the interest rate approximates the market value.

Credit risk

The Company is exposed to credit risk on the accounts receivable from its customers. In order to reduce its credit risk, the Company has adopted credit policies which include the analysis of financial position of its customers and the regular review of their credit limits.

During the period ended April 30, 2006 – 78.2% (unaudited) (April 30, 2005 – 83.7%) (unaudited) (years ended October 31, 2005 – 47% (each customer at 37% and 10%); October 31, 2004 – 41% (each customer at 31% and 10%); October 31, 2003 – 57% (each customer at 47% and 10%)) of the Company's sales were to two customers. As at April 30, 2006, 51.7% (unaudited) (October 31, 2005 – 38%; October 31, 2004 – 54%) of the accounts receivable of the Company were from two customers.

Related Party Transactions

During the year ended October 31, 2005, the Company sold equipment for $16,050 (2004 - $6,420; 2003 - $nil) to companies controlled by the shareholders or by family members of the shareholders. In 2004, the Company advanced $40,000 to the related party and was repaid prior to October 31, 2004.

The related party transactions have been recorded at exchange amounts.

The due from related party is unsecured, interest free and repayable on demand. The companies are related, as they are controlled by common shareholders.

Critical Accounting Estimates and Accounting Policies

Critical Accounting Estimates

As a normal part of the financial statement preparation process, management is required to make estimates and assumptions based on information available as at the financial statement date. These estimates and assumptions affect the reported amounts of assets and liabilities, the possible disclosure of contingent assets and liabilities at the date of the financial statements and the amount of revenue and expense reported for the period.

Although estimates and assumptions must be made during the financial statement preparation process, it is management's opinion that none of the estimates or assumptions were highly uncertain at the time they were made. The most significant estimate in Murtron Hauling's financial statements is the amortization period for capital equipment.

Accounting Policies

Murtron Hauling prepares its financial statements in accordance with Canadian GAAP. Accounting policies have been applied consistently during all periods included in the financial statements. There were no new accounting policies implemented during the periods presented.

Key Risks and Uncertainties

See "Risk Factors" for a description of key risks and uncertainties.

MANAGEMENT'S DISCUSSION AND ANALYSIS

R Bee Crushing

MANAGEMENT'S DISCUSSION AND ANALYSIS OF R BEE CRUSHING LTD., BERNET VENTURES LTD., AND DAL FINN HOLDINGS LTD.

The following management's discussion and analysis of financial condition and results of operations should be read in conjunction with the audited combined financial statements of R Bee Crushing as at and for the years ended April 30, 2005, 2004 and 2003 and the unaudited combined financial statements of R Bee Crushing as at and for the three and nine months ended January 31, 2006 and 2005 included elsewhere in this prospectus.

These financial statements have been prepared on a combined basis, as they are under common control and managed by a common owner. The balances are presented after elimination of inter-company transactions and balances.

Overview and Net Earnings

R Bee Crushing's results are directly impacted by the overall health of northern Alberta economic development. The company's rock crushing services are employed predominantly by five to six major clients involved in road and infrastructure development in the north. In turn, the overall health of the Western Canadian oil and gas and aggregates industries has an indirect impact on R Bee Crushing as they drive the development in the region. The recent strength in the oil and gas and aggregates industries has steadily increased demand for R Bee Crushing's services.

R Bee Crushing has an upgraded, modern equipment fleet that has contributed to greater productivity and capacity to service the rapidly increasing demand for northern development. As a result of the recent economic trends in the region and R Bee Crushing's ability to capitalize on them, revenue has steadily increased over the past three years. Revenue for the nine months ended January 31, 2006 was $19,740,786 compared to $16,516,711 for the nine months ended January 31, 2005 (19.5% growth). Revenue for the year ended April 30, 2005 was $22,836,900 compared to $14,829,085 for the year ended April 30, 2004 (54.0% growth).

For the nine-month period ending January 31, 2006, R Bee Crushing recognized net earnings of $1,921,511, which represented 9.7% of the period's revenue. For the same period last year, however, R Bee Crushing recognized net earnings of $2,498,355 which represented 15.1% of the period's revenue. The decrease in net margin is primarily the result of significant increases in amortization cost due the increase in capital assets in 2005. Included in the margin decrease is also the effects of rapidly increasing costs, including wages, fuel costs, and insurance costs. Management believes that escalating costs can be passed on to clients and the current differential reflects short-term timing differences and not a general decline in margins. Historically, R Bee Crushing increased its net earnings as a percentage of revenue to 8.5% in 2005 from (3.5%) in 2003.

Reconciliation of Net Earnings to EBITDA and ADJUSTED EBITDA

$000s	Nine months ended Jan. 31, 2006	Nine months ended Jan. 31, 2005	Year ended April 30, 2005	Year ended April 30, 2004	Year ended April 30, 2003
***ADJUSTED EBITDA**	**6,038**	**5,387**	**7,529**	**4,086**	**2,528**
Management bonus	(173)	(145)	(1,898)	(158)	(221)
EBITDA	**5,865**	**5,242**	**5,631**	**3,928**	**2,307**
Amortization	(3,177)	(1,963)	(2,893)	(2,349)	(2,402)
Interest –net	(411)	(269)	(359)	(319)	(347)
Increase in cash surrender value of life insurance	39	-	3	42	50
Income taxes	(394)	(512)	(443)	(136)	54

$000s	Nine months ended Jan. 31, 2006	Nine months ended Jan. 31, 2005	Year ended April 30, 2005	Year ended April 30, 2004	Year ended April 30, 2003
Net Earnings	**1,922**	**2,498**	**1,939**	**1,166**	**(338)**

* The terms EBITDA and ADJUSTED EBITDA are not measures recognized by Canadian generally accepted accounting principles ("GAAP") and do not have standardized meanings prescribed by GAAP. ADJUSTED EBITDA is a Non-GAAP measure that in management's opinion represents a better measure of cash liquidity than EBITDA since the bonuses were primarily paid to reduce taxable income to the small business limit.

ADJUSTED EBITDA has increased by 197.8% since 2003.

Reconciliation of EBITDA to Cash Flow from Operations

$000s	Nine months ended Jan. 31, 2006	Nine months ended Jan. 31, 2005	Year ended April 30, 2005	Year ended April 30, 2004	Year ended April 30, 2003
***EBITDA**	**5,865**	**5,242**	**5,631**	**3,928**	**2,307**
Interest – total net	(411)	(269)	(359)	(319)	(347)
Increase in cash surrender value of life insurance	39	-	3	42	50
(Gain) Loss on disposal of equipment	(226)	(647)	(613)	(272)	76
Current income taxes	156	(305)	(276)	(90)	-
Changes in non-cash working capital	(3,448)	(1,220)	(536)	(1,105)	(1,062)
Cash flow from (used in) operations	1,975	2,801	3,850	2,184	1,024

Results of Operations

Revenue and Operating and Administrative Expenses

$000s	Nine months ended Jan. 31, 2006	Nine months ended Jan. 31, 2005	Year ended April 30, 2005	Year ended April 30, 2004	Year ended April 30, 2003
Revenue	**19,741**	**16,517**	**22,837**	**14,829**	**9,658**
Operating and administrative expenses	(13,929)	(11,777)	(15,921)	(11,016)	(7,054)
Earnings after operating and administrative expenses	**5,812**	**4,740**	**6,916**	**3,813**	**2,604**
Earnings percentage	29.4%	28.7%	30.3%	25.7%	27.0%

Revenue

Revenue for the nine months ended January 31, 2006 was $19,740,786 compared to $16,516,711 for the nine months ended January 31, 2005 (19.5% growth). R Bee Crushing also increased its revenue by 136.5% over the period from 2003 to 2005. This growth is primarily a result of:

- *Upgraded equipment.* An upgraded equipment fleet has allowed R Bee Crushing to increase its productivity and capitalize on the economic expansion in Northern Alberta.

- *Increased job rates.* The increased demand has driven an increase in rates.

Operating and Administrative Expenses

R Bee Crushing's operating and administrative expenses increased by 18.3% in the nine months ending January 31, 2006 over the nine months ending January 31, 2005. This increase is primarily as a result of the increased number of jobs performed. The increase in revenue slightly outpaced the increase in operating costs as R Bee Crushing achieved greater cost efficiencies. Operating expenses increased by 125.7% over the years from 2003 to 2005 as compared to a 136.5% increase in revenue.

Earnings after Operating and Administrative Expenses

R Bee Crushing's earnings percentage for the nine months ending January 31, 2006 increased to 29.4% from 28.7% for the nine months ending January 31, 2005. This is consistent with the gradual increase in earnings percentage that R Bee Crushing has been able to achieve over the three years from April 30, 2003 to April 30, 2005.

Other Expenses

$000s	Nine months ended Jan. 31, 2006	Nine months ended Jan. 31, 2005	Year ended April 30, 2005	Year ended April 30, 2004	Year ended April 30, 2003
Amortization	3,177	1,963	2,893	2,349	2,402
Interest – net	411	269	359	319	347
Loss (Gain) on disposal of equipment	(226)	(647)	(613)	(272)	76
Decrease (Increase) in cash surrender value of life insurance	(39)	-	(3)	(42)	(50)
Management bonus	173	145	1,898	158	221
	3,496	**1,730**	**4,534**	**2,512**	**2,996**

Amortization

Amortization expenses have gradually increased from 2003 to 2005 as a result of upgrading to new equipment.

Interest

Interest has steadily increased over the three-year period and into 2006 as capital leases, long-term debt, and bank indebtedness have increased in conjunction with new equipment purchases.

Management Bonus

Management bonuses are paid to the management to eliminate taxable income over the small business limit.

Income Taxes

$000s	Nine months ended Jan. 31, 2006	Nine months ended Jan. 31, 2005	Year ended April 30, 2005	Year ended April 30, 2004	Year ended April 30, 2003
Current income taxes	(156)	305	276	90	-
Future income taxes	550	207	167	46	(55)
	394	512	443	136	(55)

Current income taxes increased sharply in 2005 due to a large increase in taxable earnings.

Capital Expenditures

$000s	Nine months ended Jan. 31, 2006	Nine months ended Jan. 31, 2005	Year ended April 30, 2005	Year ended April 30, 2004	Year ended April 30, 2003
Capital expenditures	6,486	4,243	5,451	1,397	2,516

R Bee Crushing has invested in additional pieces of equipment since 2003 to meet the increased demand for services. Annual capital additions between 2003 and 2005 have been made at a rate of between 9%-26% of annual revenue. Consequently, as a result of this aggressive expansion, a large portion of R Bee Crushing's equipment is relatively new. Management expects to continue to expand equipment to meet industry demand in such a way as to maximize equipment utilization.

Contractual Obligations – Payments Due by Period

	As at January 31, 2006	As at April 30, 2005				
$000s		< 1 year	1 - 3 Years	4 - 6 Years	Thereafter	Total
Bank indebtedness [1]	2,425	1,598	-	-	-	1,598
Capital leases [2]	4,390	999	2,502	-	-	3,501
Long-term debt [3]	6,897	2,180	1,727	73	-	3,980
Shareholder advances [4]	1,764	758	-	-	-	758
	15,476	5,535	4,229	73	-	9,837

Notes:

(1) Bank indebtedness is described under Note 5 to the April 30, 2005 Combined Financial Statements.
(2) Capital lease obligations are described under Note 7 to the April 30, 2005 Combined Financial Statements.
(3) Long-term debt obligations are described under Note 8 to the April 30, 2005 Combined Financial Statements.
(4) Shareholder advances are described under Note 6 to the April 30, 2005 Combined Financial Statements.

There have been no material changes in contractual obligations during the interim period that are outside the ordinary course of the Company's business. Increase in total debt relates to acquisition of new capital assets.

Liquidity

Operating Cash Flow

R Bee Crushing's cash flow from operating activities for the nine months ending January 31, 2006 decreased by $825,598 from the nine months ending January 31, 2005. This was a result of a decrease in net earnings.

R Bee Crushing's cash flow from operating activities in 2005 increased by $1,666,091 over 2004. Although net earnings only increased by $772,681, changes in non-cash working capital had a strong upward impact.

Working Capital

$000s	As at January 31, 2006	As at April 30, 2005	As at April 30, 2004
Cash	799	481	487
Short-term investments	365	569	207
Accounts receivable	9,004	7,278	4,118
Income tax recoverable	216	-	38
Prepaid expenses	257	94	125
Inventory	896	240	-

Bank indebtedness	(2,425)	(1,598)	(1,132)
Accounts payable and accrued liabilities	(2,954)	(2,355)	(1,408)
Income taxes payable	-	(156)	-
Current portion of capital lease obligations	(1,951)	(999)	(883)
Current portion of long-term debt	(2,928)	(2,180)	(1,508)
Future income taxes	(751)	(276)	(166)
Working capital before accrued management bonus and shareholder advances	**528**	**1,098**	**(122)**
Accrued management bonus	(562)	(1,692)	-
Shareholder advances	(1,765)	(758)	(699)
Working capital	**(1,799)**	**(1,352)**	**(821)**

Working capital before accrued management bonus and shareholder advances has steadily increased from April 30, 2004 to January 31, 2006. However, there is a downward impact on working capital from both the shareholder advances account and the accrued management bonus account; a normalized business structure would therefore have a greater working capital amount.

Financing

R Bee Crushing's primary sources of financing are from four sources: bank indebtedness, long-term debt, capital leases, and shareholder advances.

As at January 31, 2006, R Bee Crushing had $2,425,457 in bank indebtedness. This amount includes $480,000 drawn on the company's overdraft and $1,945,457 drawn on a $2,000,000 operating line of credit, which bears interest at prime plus 1.75%.

As at January 31, 2006, R Bee Crushing had $6,896,373 in long-term debt. The debt is comprised of various bank loans that are secured by heavy equipment and bear interest at various variable and fixed rates (bank prime plus 1.5% to 8.9% fixed).

As at January 31, 2006, R Bee Crushing had $4,390,357 in capital leases. The leases are secured by specific assets of the company. The rates range from 5.8% (fixed) to prime plus 3.0%.

As at January 31, 2006, R Bee Crushing had $1,764,491 due to shareholder outstanding.

Share Capital

$	As at January 31, 2006	As at April 30, 2005	As at April 30, 2004
300 Class A shares	300	300	300
100 Class B shares	100	100	100
	400	**400**	**400**

Financial Instruments

Fair Value

The carrying value of cash and cash equivalents, accounts receivable, income tax receivable, bank indebtedness, accounts payable and accrued liabilities and accrued management bonus, approximate their fair value due to the relatively short period to maturity of the instruments and interest rates attached to the instruments. The fair value of amount shareholder advances is not practicably determinable. The fair value of long-term debt and capital lease obligations approximate carrying values as the interest rates approximate market rates.

Credit risk

The Company is exposed to credit risk on the accounts receivable from its customers. In order to reduce its credit risk, the Company has adopted credit policies that include the analysis of financial position of its customers and the regular review of their credit limits.

During the nine month period ended January 31, 2006, the Company had sales of 74% (unaudited) (year ended April 30, 2005 – 52% (each customer at 24%, 17% and 11%); 2004 – 41% (each customer at 17%, 12% and 12%); 2003 – 50% (each customer at 25%, 18% and 7%)) to three customers. As at January 31, 2006, the Company had accounts receivable of 75% (2005 – 74%; 2004 – 74%) from three customers.

Interest rate risk

The Company is exposed to interest rate price risk in respect of the long-term debt, which bears a fixed rate of interest.

Related Party Transactions

The Company incurred general and administrative expenses of $239,413 and $256,749 (unaudited) with a company under common control during the nine month periods ended January 31, 2006 and 2005, respectively (year ended April 30, 2005 - $341,853; 2004 - $281,999; 2003 - $182,865).

The Company generated rental income of $39,000 (unaudited) with a company under common control during the nine month period ended January 31, 2006 (year ended April 30, 2005 – $nil; 2004 - $nil; 2003 - $nil).

The Company generated interest income of $1,855 (unaudited) with a company under common control during the nine month period ended January 31, 2006 (year ended April 30, 2005 – $1,969; 2004 - $nil; 2003 - $nil).

The related party transactions are in the normal course of operations and are measured at the exchange amount.

Critical Accounting Estimates and Accounting Policies

Critical Accounting Estimates

As a normal part of the financial statement preparation process, management is required to make estimates and assumptions based on information available as at the financial statement date. These estimates and assumptions affect the reported amounts of assets and liabilities, the possible disclosure of contingent assets and liabilities at the date of the financial statements and the amount of revenue and expense reported for the period.

Although estimates and assumptions must be made during the financial statement preparation process, it is management's opinion that none of the estimates or assumptions were highly uncertain at the time they were made. The most significant estimate in R Bee Crushing's financial statements is the amortization period for capital equipment and recoverability of accounts receivable.

Accounting Policies

R Bee Crushing prepares its financial statements in accordance with Canadian GAAP. Accounting policies have been applied consistently during all periods included in the financial statements. There were no new accounting policies implemented during the periods presented.

Key Risks and Uncertainties

See "Risk Factors" for a description of key risks and uncertainties.

MANAGEMENT'S DISCUSSION AND ANALYSIS

S.O.S. Oilfield Safety

MANAGEMENT'S DISCUSSION AND ANALYSIS OF SAFETYMASTER RENTALS CORPORATION.

The following management's discussion and analysis of financial condition and results of operations should be read in conjunction with the audited financial statements of Safetymaster Rentals Corporation as at and for the years ended August 31, 2005, 2004 and 2003 and the unaudited financial statements of Safetymaster Rentals Corporation as at and for the three and six months ended February 28, 2006 and 2005 included elsewhere in this prospectus.

Overview and Net Earnings

S.O.S. Oilfield Safety provides safety equipment rental services and safety services to the oil and gas industry including the supply of air trailers and equipment for use with sour gas wells. Accordingly, the company's results are directly impacted by the overall health of the Western Canadian oil and gas industry. The recent strength in the commodity market has steadily increased demand for S.O.S. Oilfield Safety's equipment.

Since the operations of S.O.S. Oilfield Safety are directly effected by the oil and gas industry, weather can have a direct impact on the company. Oil and gas drilling activity is generally stronger November through March. Wet weather in the spring and early summer months hinder the activity, which regains strength in July and August. As a result, S.O.S. Oilfield Safety typically runs at greater utilization rates during the winter, summer, and fall and at weaker utilization rates for spring and early summer. Therefore, a longer, colder winter and drier spring and summer enhances S.O.S. Oilfield Safety's results.

Revenue for the six months ended February 28, 2006 was $3,610,389 compared to $2,680,084 for the six months ended February 28, 2005 (34.7% growth). Revenue for the year ended August 31, 2005 was $4,612,493 compared to $3,274,653 for the year ended August 31, 2004 (40.9% growth). The growth is primarily a function of the increased activity in the Alberta oil and gas industry, an increased sales staff, increased rates, and an increased equipment fleet to meet additional demand.

S.O.S. Oilfield Safety's net earnings have steadily increased over the past 3 years as a result of increased sales from $151,380 in 2003 to $319,082 in 2005. S.O.S. Oilfield Safety pays management bonuses to its management, however, primarily to reduce taxable income to the small business limit. A portion of such bonuses are reinvested in Safetymaster Rentals (S.O.S.) by way of shareholder advances.

Reconciliation of Net Earnings to EBITDA and ADJUSTED EBITDA

$000s	Six Months ended February 28, 2006	Six Months ended February 28, 2005	Year ended August 31, 2005	Year ended August 31, 2004	Year ended August 31, 2003
***ADJUSTED EBITDA**	**1,363**	**1,042**	**1,465**	**975**	**407**
Management Bonus	(922)	(736)	(881)	(478)	(18)
***EBITDA**	**441**	**306**	**584**	**497**	**389**
Amortization	(123)	(86)	(173)	(281)	(193)
Interest	(5)	(7)	(15)	(15)	-
Income taxes	(44)	(43)	(77)	(36)	(45)
Net Earnings	**269**	**170**	**319**	**165**	**151**

* The terms EBITDA and ADJUSTED EBITDA are not measures recognized by Canadian generally accepted accounting principles ("GAAP") and do not have standardized meanings prescribed by GAAP. ADJUSTED EBITDA is a Non-GAAP measure that in management's opinion represents a better measure of cash liquidity than EBITDA since the bonuses were primarily paid to reduce taxable income to the small business limit.

ADJUSTED EBITDA has increased by 260% since 2003.

Reconciliation of EBITDA to Cash Flow from Operations

$000s	Six Months ended February 28, 2006	Six Months ended February 28, 2005	Year ended August 31, 2005	Year ended August 31, 2004	Year ended August 31, 2003
***EBITDA**	**441**	**306**	**584**	**497**	**389**
Interest	(5)	(7)	(15)	(15)	-
(Gain) loss on disposal of equipment	(18)	15	9	(26)	(62)
Current Income taxes	(45)	(39)	(66)	(42)	(41)
Changes in non-cash working capital	(687)	(353)	227	190	84
Cash flow from (used in) operations	**(314)**	**(78)**	**739**	**604**	**370**

Results of Operations

Revenue and Operating and Administrative Expenses

$000s	Six Months ended February 28, 2006	Six Months ended February 28, 2005	Year ended August 31, 2005	Year ended August 31, 2004	Year ended August 31, 2003
Revenue	3,610	2,680	4,612	3,275	2,257
Operating and Administrative Expenses	(2,265)	(1,624)	(3,139)	(2,325)	(1,912)
Earnings after Operating and Administrative Expenses	1,345	1,056	1,473	950	345
Earnings percentage	**37.2%**	**39.4%**	**31.9%**	**29.0%**	**15.3%**

Revenue

Revenue for the six months ended February 28, 2006 was $3,610,389 compared to $2,680,084 for the six months ended February 28, 2005 (34.7% growth). S.O.S. Oilfield Safety has also increased its revenue by 104.3% over the period from 2003 to 2005. The growth is primarily a result of:

- *Increased demand.* The demand for safety supervision services and equipment rentals in the Western Canadian Sedimentary Basin has increased with the increase of wells drilled. There were 21,841, 22,729, 24,800, and 26,725 (estimated by the CAPP) rig-released wells drilled in Western Canada for 2003, 2004, 2005, and 2006E respectively. This growth in drilling activity reflects a 13.5% increase over the period from 2003 to 2005.

- *Additional equipment.* S.O.S. Oilfield Safety increased its equipment fleet throughout 2004 and 2005.

- *Increased rates.* The increased demand has driven an increase in rates.

- *Increased sales force.* S.O.S. Oilfield Safety expanded its sales staff in 2005.

Cost of Rentals

S.O.S. Oilfield Safety's operating and administrative expenses increased by 39.5% in the six months ending February 28, 2006 over the six months ending February 28, 2005. This increase is primarily as a result of the increased rental sales. As a percentage of revenue, however, operating and administrative expenses is increasing due to rising wages and fuel costs. Management believes that escalating costs can be passed on to clients and the current differential reflects short term timing differences and not a general decline in margins. Operating and administrative expenses increased 64.3% over the years from 2003 to 2005 as compared to a 104.3% increase in revenue.

Earnings After Operating and Administrative Expenses

S.O.S. Oilfield Safety's earnings percentage for the six months ending February 28, 2006 was 37.2%, which was fairly consistent with the earnings percentage for the six months ending February 28, 2005 of 39.4%. Over the three-year period S.O.S. Oilfield Safety has been able to expand its earnings percentage from 15.3% in 2003 to 31.9% in 2005.

Other Expenses

$000s	Six Months ended February 28, 2006	Six Months ended February 28, 2005	Year ended August 31, 2005	Year ended August 31, 2004	Year ended August 31, 2003
Amortization	123	86	173	281	193
Interest	5	7	15	15	-
Loss (Gain) on disposal of equipment	(18)	15	9	(26)	(62)
Management Bonus	922	736	881	478	18
	1,032	**844**	**1,078**	**748**	**149**

Amortization

Amortization has fluctuated over the three-year period as S.O.S. Oilfield Safety has sold and acquired new equipment. S.O.S. Oilfield Safety uses both operating leases and cash purchases to acquire new equipment. The equipment is amortized using the declining balance method over the estimated useful lives of the equipment at a 15% rate.

Interest

The interest expense has remained fairly constant throughout the three year period. S.O.S. Oilfield Safety pays interest on a line of credit, callable debt, and two long-term loans. The line of credit bears interest at prime plus 1.0% and there was an outstanding balance of $484,909 as at February 28, 2006. The callable debt bears interest at prime plus 1.25% and there was an outstanding balance of $16,219 as at February 28, 2006. S.O.S. Oilfield Safety has a long-term loan that bears interest at prime plus 1.5% and there was an outstanding balance of $250,000 as at February 28, 2006. S.O.S. Oilfield Safety has secured another long-term loan that bears interest at prime plus 2.5% and there was no outstanding balance as at February 28, 2006.

Management Bonus

Management bonuses are paid to the management of Safetymaster Rentals (SOS) to eliminate taxable income over the small business limit.

Income Taxes

$000s	Six Months ended February 28, 2006	Six Months ended February 28, 2005	Year ended August 31, 2005	Year ended August 31, 2004	Year ended August 31, 2003
Current Income Taxes	(45)	(39)	(66)	(42)	(41)
Future Income taxes	1	(4)	(11)	6	(4)
	(44)	(43)	(77)	(36)	(45)

Current income taxes remained under the small business limit for the three year period due to management bonus, which reduces taxable income.

Capital Expenditures

$000s	Six Months ended February 28, 2006	Six Months ended February 28, 2005	Year ended August 31, 2005	Year ended August 31, 2004	Year ended August 31, 2003
Capital expenditures	**701**	**254**	**278**	**958**	**330**

S.O.S. Oilfield Safety has financed capital additions by way of bank indebtedness, callable debt and long-term debt.

Contractual Obligations – Payments Due by Period

	As at February 28, 2006	As at August 31, 2005				
$000's	Total	< 1 year	1 - 3 Years	4 - 6 Years	Thereafter	Total
Bank indebtedness [(1)]	485	-	-	-	-	-
Shareholder advances [(2)]	250	1	-	-	-	1
Long-term debt [(3)]	250	35	-	-	-	35
Callable debt [(4)]	16	21	-	-	-	21
	1,001	57	-	-	-	57
Operating leases [(5)]		66	198	38	-	302
		123	198	38	-	359

Notes:

(1) Bank indebtedness is described under Note 5 to the August 31, 2005 Financial Statements.
(2) Shareholder advances are described under Note 6 to the August 31, 2005 Financial Statements.
(3) Long-term debt obligations are described under Note 8 to the August 31, 2005 Financial Statements.
(4) Callable debt is described under Note 7 to the August 31, 2005 Financial Statements.
(5) Operating leases are described under Note 10 to the August 31, 2005 Financial Statements. There have been no material changes in operating leases during the interim period that are outside ordinary course of the company's business.

Liquidity

Operating Cash Flow

S.O.S. Oilfield Safety's cash flow from operating activities for the six months ending February 28, 2006 decreased by $235,845 from the six months ending February 28, 2005. Although net earnings actually increased, changes in non-cash working capital more than offset the change.

S.O.S. Oilfield Safety's cash flow from operating activities in 2005 increased by $135,296 from 2004. An increase and net earnings and changes in non-cash working capital were responsible for the change.

Working Capital

$000s	As at February 28, 2006	As at August 31, 2005	As at August 31, 2004
Cash	-	156	-
Accounts receivable	1,897	1,033	789
Prepaid expenses	24	51	50
Bank indebtedness	(485)	-	(232)
Accounts payable and accrued liabilities	(342)	(345)	(192)
Income taxes payable	(29)	(27)	-
Callable debt	(16)	(21)	(84)
Current portion of long-term debt	(121)	(35)	(101)
Working capital before shareholder advances, accrued management bonus, and due to related parties	**928**	**812**	**230**
Due to related parties	(3)	(3)	(101)
Accrued management bonuses	(922)	(771)	(478)
Shareholder advances	(251)	(1)	(99)
Working capital	**(248)**	**37**	**(448)**

S.O.S. Oilfield Safety pays management bonuses to reduce taxable income to the small business limit. A portion of this bonus is loaned back to S.O.S. Oilfield Safety resulting in an increase to shareholder advances. Thus, there is a downward impact on working capital from both the shareholder advance account and the accrued management bonus account; a normalized business structure would therefore have a greater working capital amount.

Working capital before shareholder advances, accrued management bonuses, and due to related parties has steadily improved since August 31, 2004.

Financing

S.O.S. Oilfield Safety's primary sources of financing are from four sources: operating line of credit, long-term debt, callable debt, and shareholder loans.

As at February 28, 2006, S.O.S. Oilfield Safety had $484,909 outstanding on its operating line of credit. The operating line of credit is secured by a general security agreement covering all the assets of the company. The operating line bears interest at prime plus 1.0% and has maximum borrowings of $600,000.

The long-term debt is comprised of two loans from a company controlled by a family member of a shareholder of S.O.S. Oilfield Safety. As at February 28, 2006, S.O.S. Oilfield Safety has an outstanding balance of $250,000 on one of the two loans, which bears interest at prime plus 1.5% (the other loan, which has no outstanding balance, bears interest at prime plus 2.5%). The outstanding balance is repayable in monthly installments of $11,108, which include interest.

As at February 28, 2006, S.O.S. Oilfield Safety had $16,219 outstanding in callable debt. The callable debt bears interest at a rate of prime plus 1.25% and is repayable in monthly installments of $900.

Share Capital

$	As at February 28, 2006	As at August 31, 2005	As at August 31, 2004
100 Class A shares	100	100	100

Financial Instruments

Fair Value

The carrying value of cash and cash equivalents, accounts receivable, bank indebtedness, accounts payable and accrued liabilities, accrued management remuneration, callable debt and long-term debt, approximate their fair value due to the relatively short period to maturity of the instruments and interest rates attached to the instruments. The fair value of amounts due to (from) related parties and shareholder advances are not practicably determinable since they do not have any specified terms.

Credit risk

The Company is exposed to credit risk on the accounts receivable from its customers. In order to reduce its credit risk, the Company has adopted credit policies which include the analysis of financial position of its customers and the regular review of their credit limits.

During the period ended February 28, 2006, 35% (unaudited) (February 28, 2005 – 36%; (unaudited); August 31, 2005 – 32%; August 31, 2004 – 22%; August 31, 2003 – 35%) of the Company's sales were to two customers. As at February 28, 2006, the Company had accounts receivable of 45% (August 31, 2005 – 31%; 2004 – 41%) from two customers.

Related Party Transactions

	Six months ended February 28		Three months ended February 28,		Years ended August 31,		
	2006 $ (unaudited)	2005 $ (unaudited)	2006 $ (unaudited)	2005 $ (unaudited)	2005 $	2004 $	2003 $
General and administrative expense paid to company controlled by a family member of a shareholder	76,349	21,600	31,455	30,808	154,040	100,863	30,947
Paid to a family member of a shareholder	33,000	36,000	16,500	18,000	101,800	111,302	109,456
Paid to company 50% owned by a shareholder	-	-	-	-	5,400	-	9,447
Accounts payable owed to companies controlled by a family member of a shareholder	13,667	20,025	13,667	15,037	105,470	47,652	24,611
Management fees received from company by a family member of a shareholder	-	-	-	-	20,000	200	100,000

These transactions have been recorded at the exchange amount.

Critical Accounting Estimates and Accounting Policies

Critical Accounting Estimates

As a normal part of the financial statement preparation process, management is required to make estimates and assumptions based on information available as at the financial statement date. These estimates and assumptions

affect the reported amounts of assets and liabilities, the possible disclosure of contingent assets and liabilities at the date of the financial statements and the amount of revenue and expense reported for the period.

Although estimates and assumptions must be made during the financial statement preparation process, it is management's opinion that none of the estimates or assumptions were highly uncertain at the time they were made. The most significant estimate in S.O.S. Oilfield Safety's financial statements is the amortization period for capital equipment.

Accounting Policies

S.O.S. Oilfield Safety prepares its financial statements in accordance with Canadian GAAP. Accounting policies have been applied consistently during all periods included in the financial statements. There were no new accounting policies implemented during the periods presented.

Key Risks and Uncertainties

See "Risk Factors" for a description of key risks and uncertainties.

MANAGEMENT'S DISCUSSION AND ANALYSIS

Neuwest Equipment

MANAGEMENT'S DISCUSSION AND ANALYSIS OF NEUWEST EQUIPMENT RENTALS INC.

The following management's discussion and analysis of financial condition and results of operations should be read in conjunction with the audited financial statements of Neuwest Equipment Rentals Inc. as at and for the years ended October 31, 2005, 2004 and 2003 and the unaudited financial statements of Neuwest Equipment Rentals Inc. as at and for the six months ended April 30, 2006 and 2005 included elsewhere in this prospectus.

These financial statements are prepared on the going concern basis, which assumes that the Company will be able to realize its assets and discharge its liabilities in the normal course of business for the foreseeable future. The Company expects to continue normal operations with continued shareholder support, the Company receiving future financing(1) and the Company renting equipment to a related party.(2) The outcome of these events is uncertain at this time. These financial statements do not include any adjustments to the amounts and classification of assets and liabilities that may be necessary should the Company be unable to continue as a going concern. These adjustments may be material.

Note:
(1) Subsequent events are described under Note 16 to the October 30, 2005 financial statements.
(2) Related Party disclosure is described under Note 13 to the October 31, 2005 financial statements.

Overview and Net Earnings

Neuwest Rentals' provides a fleet of heavy construction equipment to the Grande Prairie area oil and gas and construction sector. Its results are directly impacted by the overall health of the Western Canadian oil and gas industry. The recent strength in the commodity market has steadily increased demand for Neuwest Rentals' equipment.

The effects of weather usually have a direct impact on Neuwest Rentals. Oil and gas drilling activity is generally stronger November through March. Wet weather in the spring and early summer months hinder the activity, which regains strength in July and August. As a result, Neuwest Rentals typically runs at close to 100% utilization eight months of the year (winter, summer, and fall) and at approximately 50% utilization for four months of the year (spring and early summer). Therefore, a longer, colder winter and drier spring and summer enhances Neuwest Rentals' results. Revenue for the six months ended April 30, 2006 was $2,625,592 compared to $797,933 for the six months ended April 30, 2005 (229.1% growth). Revenue for the year ended October 31, 2005 was $2,081,517 compared to $1,376,210 for the year ended October 31, 2004 (51.2% growth). The growth is primarily a function of the increased activity in the Alberta oil and gas industry and an increased equipment fleet to meet additional demand.

While Neuwest Rentals' net earnings have steadily increased over the past 3 years as a result of increased sales, the company pays management bonuses via its employee profit sharing plan to its shareholders to reduce taxable income to the small business limit. A significant portion of such bonuses are reinvested back into Neuwest Rentals by way of shareholder advances.

Reconciliation of Net Earnings to EBITDA and EBITDA before employee profit plan expense

$000s	Six months ended April 30, 2006	Six months ended April 30, 2005	Year ended October 31, 2005	Year ended October 31, 2004	Year ended October 31, 2003
***ADJUSTED EBITDA**	**1262**	**308**	**825**	**173**	**(3)**
Management bonus	**-**	**-**	(375)	**-**	**-**
***EBITDA**	**1262**	**308**	**450**	**173**	**(3)**
Amortization	(287)	(4)	(203)	(7)	(6)
Interest – net	(45)	3	7	-	-
Income taxes	(150)	(50)	(34)	(23)	-
Net Earnings	**780**	**257**	**220**	**143**	**(9)**

* The terms EBITDA and ADJUSTED EBITDA are not measures recognized by Canadian generally accepted accounting principles ("GAAP") and do not have standardized meanings prescribed by GAAP. ADJUSTED EBITDA is a Non-GAAP measure that in management's opinion represents a better measure of cash liquidity than EBITDA since the bonuses were primarily paid to reduce taxable income to the small business limit.

ADJUSTED EBITDA expense has drastically increased over the past three years.

Reconciliation of EBITDA to Cash Flow from Operations

$000s	Six months ended April 30, 2006	Six months ended April 30, 2005	Year ended October 31, 2005	Year ended October 31, 2004	Year ended October 31, 2003
***EBITDA**	**1262**	**308**	**450**	**173**	**(3)**
(Gain) loss on disposal of equipment	-	(11)	(11)	-	-
Interest – net	(45)	3	7	-	-
Current Income taxes	(190)	(50)	(63)	(23)	-
Changes in non-cash working capital	(496)	(130)	(622)	(80)	14
Cash flow from (used in) operations	**531**	**120**	**(239)**	**70**	**11**

Results of Operations

Revenue and Cost of Rentals

$000s	Six months ended April 30, 2006	Six months ended April 30, 2005	Year ended October 31, 2005	Year ended October 31, 2004	Year ended October 31, 2003
Revenue	**2626**	**798**	**2,082**	**1,376**	**426**
Cost of Rentals	1188	426	(1,088)	(937)	(402)
Gross Margin	**1,438**	**372**	**994**	**439**	**24**
Gross Margin %	**54.8%**	**46.6%**	**47.7%**	**31.9%**	**5.6%**

Revenue

Revenue for the six months ended April 30, 2006 was $2,625,592 compared to $797,933 for the six months ended April 30, 2005 (229.1% growth). Neuwest Rentals has also increased its revenue by 51.2% over the years from 2004 to 2005. The growth is primarily a result of:

- *Increased demand.* The demand for equipment rentals in the Western Canadian Sedimentary Basin has increased with the increase of wells drilled. There were 21,841, 22,729, 24,800, and 26,725 (estimated by the CAPP) rig-released wells drilled in Western Canada for 2003, 2004, 2005, and 2006E respectively. This growth in drilling activity reflects a 13.5% increase over the period from 2003 to 2005.

- *Additional equipment.* Neuwest Rentals increased its equipment fleet throughout 2004 and 2005 by way of operating and capital leases on the equipment. As at 2005 year end Neuwest Rentals has a fleet size of 31 pieces.

- *Increased rental rates.* The increased demand has driven rental rates up modestly over the three-year period.

Cost of Rentals

Neuwest Rentals' cost of rentals increased by 179.0% in the six months ending April 30, 2006 over the six months ending April 30, 2005. This increase is primarily as a result of the increased rental sales. As a percentage of revenue, however, cost of rentals is decreasing due to greater utilization rates and an increase in capital leases as opposed to operating leases. Cost of rentals only increased 171% over the years from 2003 to 2005 as compared to a 389.1% increase in revenue. Cost of rentals also remains very low because most equipment is covered by manufacturer's warranty for defects, and most repairs and maintenance are paid by the customer. Due to the nature of the business, rentals are generally required to be late model equipment, and therefore older machinery that would normally incur higher costs associated with maintenance are not usually retained in the business. This equipment is typically disposed of when hour usage on the equipment reaches certain utilization levels that maximize the return on ultimate sale.

Gross Margin

Neuwest Rentals' gross margin for the six months ending April 30, 2006 increased to 54.8% from 46.6% over the same period in 2005. The increase was primarily a result of higher utilization rates and a greater use of capital leases as opposed to operating leases. Over the three-year period Neuwest Rentals has been able to drastically increase its gross margin (5.6% in 2003 to 47.7% in 2005).

Administrative Expenses

$000s	Six months ended April 30, 2006	Six months ended April 30, 2005	Year ended October 31, 2005	Year ended October 31, 2004	Year ended October 31, 2003
Administrative Expenses	175	64	168	266	27

Administrative expenses remain very low as a percentage of revenue because Neuwest employs only a small number of sales and maintenance personnel to service the equipment. Addition of more equipment does not require the proportionate increase in manpower that is normally associated with the operation of that equipment. The only major other administrative expense that has increased in-line with sales is insurance for the equipment fleet.

Other Expenses

$000s	Six months ended April 30, 2006	Six months ended April 30, 2005	Year ended October 31, 2005	Year ended October 31, 2004	Year ended October 31, 2003
Amortization	287	4	203	7	6
Interest - net	45	(3)	(7)	-	-
Loss (Gain) on disposal of equipment	-	(11)	(11)	-	-
Employee profit plan expense	-	-	375	-	-
	332	**(10)**	**560**	**7**	**6**

Amortization

Amortization began to increase in 2005 due to the increased use of capital leases as opposed to operating leases. Neuwest Rentals added nine capital leases during 2005 and the first quarter of 2006. As at April 30, 2006, Neuwest

Rentals had $2,302,270 in outstanding capital leases versus $0 outstanding as at October 31, 2004. Also, Neuwest Rentals made capital asset purchases of $44,427 during 2005 and $191,173 during the first six months of 2006.

Interest

The increase in interest expense relates primarily to the increase in capital leases in 2005. The capital leases bear interest at rates between 5.9% and 6.7%. Neuwest Rentals also has a long-term loan used for the purchase of equipment, the loan bears interest at 7.5% and the outstanding balance as at April 30, 2006 was $21,291.

Management Bonus

Employee profit plan expenses are paid by way of bonuses to the management of Neuwest Rentals primarily to eliminate taxable income over the small business limit.

Income Taxes

$000s	Six months ended April 30, 2006	Six months ended April 30, 2005	Year ended October 31, 2005	Year ended October 31, 2004	Year ended October 31, 2003
Current Income Taxes	190	50	63	23	-
Future Income Taxes	(40)	-	(29)	-	-
	150	50	34	23	-

Current income taxes have increased due to the growth in revenue, but have been impacted due to management bonuses, which reduces taxable income under the small business limit for the three-year period.

Capital Expenditures

$000s	Six months ended April 30, 2006	Six months ended April 30, 2005	Year ended October 31, 2005	Year ended October 31, 2004	Year ended October 31, 2003
Capital expenditures	191	5	44	19	-

Neuwest Rentals capital expansion in the past has primarily been financed by way of leases on its rental equipment. The company has financed this expansion by using both operating and capital leases, however the majority of expansions has been by way of operating leases. Its capital expenditures have therefore remained very low throughout the past three years.

Contractual Obligations – Payments Due by Period

	As at April 30, 2006	As at October 31, 2005				
$000's	Total	< 1 year	1 - 3 Years	4 - 6 Years	Thereafter	Total
Capital Leases [1]	2,302	245	800	130	-	1,175
Shareholder advances [2]	529	404	-	-	-	404
Long-term debt [3]	21	23	18	-	-	41
Employee Profit Sharing Plan [4]	375	375	-	-	-	375
	3,227	1,047	818	130	-	1,995
Operating Leases [5]		933	2,194	162	-	3,289
		1,980	3,012	292	-	5,284

Notes:
(1) Capital lease obligations are described under Note 6 to the October 31, 2005 Financial Statements.
(2) Shareholder advances are described under Note 7 to the October 31, 2005 Financial Statements.
(3) Long-term debt obligations are described under Note 5 to the October 31, 2005 Financial Statements.
(4) The employee profit sharing plan are described under Note 8 to the October 31, 2005 Financial Statements.
(5) Operating leases are described under Note 10 to the October 31, 2005 Financial Statements.

There have been no material changes in contractual obligations during the interim period that are outside the ordinary course of the Company's business.

Liquidity

Operating Cash Flow

Neuwest Rentals' cash flow from operating activities for the six months ending April 30, 2006 increased by $411,542 from the six months ending April 30, 2005. This is primarily a result of an increase in net earnings.

Neuwest Rentals' cash flow from operating activities in 2005 decreased by $308,281 from 2004. Although net earnings and EBITDA increased over the same period, a large increase in accounts receivable more than offset the increase.

Working Capital

$000s	As at April 30, 2006	As at October 31, 2005	As at October 31, 2004
Cash	376	168	29
Accounts receivable	1,425	778	127
Prepaid expenses and deposits	32	-	-
Accounts payable and accrued liabilities	(34)	(-)	(3)
Income taxes payable	(219)	(63)	(23)
Current portion of long-term debt	(10)	(24)	-
Current portion of capital leases	(408)	(245)	-
Working capital before shareholder advances and employee profit sharing plan	**1,162**	**614**	**130**
Shareholder advances	(529)	(404)	(37)
Employee profit sharing plan expense	(375)	(375)	-
Working capital	**258**	**(165)**	**93**

Neuwest Rentals pays bonuses via its employee profit sharing plan annually to reduce taxable income to the small business limit. A significant portion of these bonuses are reinvested in Neuwest Rentals resulting in an increase to the shareholder advances. Thus, there is a downward impact on working capital from the shareholder advances and management bonuses account; a normalized business structure would therefore have a greater working capital amount.

Working capital has fluctuated over the past three years due to large changes in capital leases and accounts receivable associated with the growth in the operation.

Financing

Neuwest Rentals' primary sources of financing are from three sources: capital leases, long-term debt, and shareholder advances.

As at April 30, 2006, Neuwest Rentals had $2,302,270 in capital leases. The leases are secured by the related capital assets. The rates range from 5.9% to 6.7% and differing maturities up to December 31, 2010.

As at April 30, 2006, Neuwest Rentals had $21,191 in long-term debt. The debt is a 24-month loan used for equipment purchases, which bears interest at a rate of 7.5%.

Shareholder advances increased by $125,000 from October 31, 2005 to April 30, 2006. These advances have been used for working capital purposes and to partially fund capital asset additions. These advances are unsecured, interest free, and repayable on demand.

Share Capital

$	As at April 30, 2006	As at October 31, 2005	As at October 31, 2004
Common shares	500	500	500

Financial Instruments

Fair Value

The carrying value of cash, accounts receivable, interest receivable and accounts payable and accrued liabilities approximate their fair value due to the relatively short period to maturity of the instruments. The fair value of shareholder advance and due to employee profit sharing plan is not practicably determinable since it does not have any specified terms. The fair value of long-term debt, capital lease obligation and deposit in trust approximates carrying value as the interest rates applicable to these loans approximate market rates.

Credit risk

The Company is exposed to credit risk on the accounts receivable from its customers. In order to reduce its credit risk, the Company has adopted credit policies that include the analysis of financial position of its customer and the regular review of their credit limits.

As at April 30, 2006, 92% (unaudited) (October 31, 2005 – 81%; October 31, 2004 – 73%) of the accounts receivable of the Company was from three customers.

Interest rate risk

The Company is exposed to interest rate price risk in respect of its capital long-term debt, which bear fixed rates of interest.

Related Party Transactions

The Company entered into a number of related party transactions with companies controlled by the shareholders or companies controlled by family members of the shareholders, which were a part of the normal course of operations. Such transactions included revenues of $nil for the interim period ending April 30, 2006 (unaudited) (years ending October 31, 2005 - $951,082; 2004 - $1,247,666; 2003 - $394,899). For the period of April 30, 2006, there were not related party revenues earned.

The Company also entered into incurred consulting fees with a related party for the amount of $58,166 and $36,000 for the six month period ending April 30, 2006 and 2005, respectively (unaudited) (years ending October 31, 2005 - $96,000; 2004 - $nil).

As at October 31, 2005, outstanding accounts receivable from related parties amounted to $288,424 (2004 - $27,147). No amounts are outstanding at April 30, 2006.

All related party transactions have been recorded at the exchange amount.

Critical Accounting Estimates and Accounting Policies

Critical Accounting Estimates

As a normal part of the financial statement preparation process, management is required to make estimates and assumptions based on information available as at the financial statement date. These estimates and assumptions affect the reported amounts of assets and liabilities, the possible disclosure of contingent assets and liabilities at the date of the financial statements and the amount of revenue and expense reported for the period.

Although estimates and assumptions must be made during the financial statement preparation process, it is management's opinion that none of the estimates or assumptions were highly uncertain at the time they were made. The most significant estimate in Neuwest Rentals' financial statements is the amortization period for capital equipment and the going concern assumption.

Accounting Policies

Neuwest Rentals prepares its financial statements in accordance with Canadian GAAP. Accounting policies have been applied consistently during all periods included in the financial statements. There were no new accounting policies implemented during the periods presented.

Key Risks and Uncertainties

See "Risk Factors" for a description of key risks and uncertainties.

MANAGEMENT'S DISCUSSION AND ANALYSIS

Northern Tractor Sales and Rentals

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FITZPATRICK CO. LTD. AND NORTHERN TRACTOR SALES & RENTAL CO. LTD. OPERATED AS "NORTHERN TRACTOR SALES & RENTAL"

The following management's discussion and analysis of financial condition and results of operations should be read in conjunction with the audited combined financial statements of Northern Tractor Sales & Rental as at and for the years ended September 30, 2005, 2004 and 2003 and the unaudited combined financial statements of Northern Tractor Sales & Rental as at and for the three and six months ended March 31, 2006 and 2005 included elsewhere in this prospectus.

These financial statements have been prepared on a combined basis, as they are under common control and managed by a common owner. The balances are presented after elimination of inter-company transactions and balances.

These combined financial statements are prepared on a going concern basis, which assumes that the Company will be able to realize its assets and discharge its liabilities in the normal course of business for the foreseeable future. The Company expects to continue normal operations with continued shareholder support and assuming the bank indebtedness not being demanded by the lender, the Company receiving future financing.(1) The lender demanding repayment may result in the Company selling property and equipment to settle the debt, which would alter current operations. The lender has not presently indicated any intention to demand repayment. The outcome of these events is uncertain at this time. These combined financial statements do not include any adjustments to the amounts and classification of assets and liabilities that may be necessary should the Company be unable to continue as a going concern. These adjustments may be material.

The Company's business is considered to have some seasonality, with peak levels generally in the first and fourth calendar year quarters.

Note:
(1) Subsequent events are describe under Note 15 to the September 30, 2005 combined Financial Statements.

Overview and Net Earnings

Northern Tractor provides a fleet of heavy construction equipment to the Grande Prairie area oil and gas and construction sector. Consequently its results are directly impacted by the overall health of the Western Canadian oil and gas industry. The recent strength in the commodity market has steadily increased demand for Northern Tractor's equipment.

The effects of weather usually have a direct impact on Northern Tractor. Northern Tractor has an extensive equipment fleet; a good portion of which is comprised of earth moving equipment. Thus, Northern Tractor's high season is summer, when its utilization rates are boosted by the summer drilling season and earth moving equipment rentals. Northern Tractor is also busy in the winter, which is the peak drilling season in the Western Canadian Sedimentary Basin. Wet weather in the spring and equipment relocation in the fall hinders the activity during those periods. Therefore, a longer, colder winter and drier spring and summer enhances Northern Tractor's results.

Revenue for the six months ended March 31, 2006 was $5,102,565 compared to $3,156,346 for the six months ended March 31, 2005 (61.7% growth). Revenue for the year ended September 30, 2005 was $6,432,768 compared to $5,365,723 for the year ended September 30, 2004 (19.9% growth). The growth is primarily a function of the increased activity in the Western Canadian Sedimentary Basin, the Athabasca oil sands, and an increased equipment fleet to meet additional demand.

Northern Tractor's net earnings have steadily increased over the past 3 years as a result of increased sales. Northern Tractor pays management bonuses to its management, however, to reduce taxable income to the small business limit. A portion of such bonuses are reinvested in Northern Tractor by way of shareholder advances.

Reconciliation of Net Earnings to EBITDA and ADJUSTED EBITDA

$000s	Six months ended March 31, 2006	Six months ended March 31, 2005	Year ended September 30, 2005	Year ended September 30, 2004	Year ended September 30, 2003
***ADJUSTED EBITDA**	3,814	2,363	3,962	3,152	3,005
Management Bonus	(2,000)	(332)	(456)	(217)	(380)
***EBITDA**	1,814	2,031	3,506	2,935	2,625
Amortization	(1,131)	(837)	(1,859)	(1,736)	(1,626)
Interest – net	(232)	(116)	(308)	(247)	(164)
Income taxes	(72)	(174)	(220)	(168)	(147)
Net Earnings	379	904	1,119	784	688

* The terms EBITDA and ADJUSTED EBITDA are not measures recognized by Canadian generally accepted accounting principles ("GAAP") and do not have standardized meanings prescribed by GAAP. ADJUSTED EBITDA is a Non-GAAP measure that in management's opinion represents a better measure of cash liquidity than EBITDA since the bonuses was primarily paid to reduce taxable income to the small business limit.

ADJUSTED EBITDA has steadily increased over the past three years.

Reconciliation of EBITDA to Cash Flow from Operations

$000s	Six months ended March 31, 2006	Six months ended March 31, 2005	Year ended September 30, 2005	Year ended September 30, 2004	Year ended September 30, 2003
***EBITDA**	1,814	2,031	3,506	2,935	2,625
Interest – net	(232)	(116)	(308)	(247)	(164)
(Gain) loss on disposal of equipment	(814)	(261)	(449)	(328)	(294)
Current Income taxes	-	(13)	(100)	(148)	(6)
Write down of Investments	-	-	-	-	100
Changes in non-cash working capital	1,239	(464)	6	4	245
Cash flow from (used in) operations	2,007	1,177	2,655	2,216	2,506

Results of Operations

Revenue and Operating and Administrative Expenses

$000s	Six months ended March 31, 2006	Six months ended March 31, 2005	Year ended September 30, 2005	Year ended September 30, 2004	Year ended September 30, 2003
Revenue	5,103	3,156	6,433	5,366	5,209
Operating and Administrative Expenses	(1,288)	(793)	(2,470)	(2,214)	(2,104)
Earnings after Operating and Administrative Expenses	3,815	2,363	3,963	3,152	3,105
Earnings percentage	74.7%	74.9%	61.6%	58.7%	59.6%

Revenue

Revenue for the six months ended March 31, 2006 was $5,102,565 compared to $3,156,346 for the six months ended March 31, 2005 (61.7% growth). Northern Tractor has also increased its revenue by 23.5% over the period from 2003 to 2005. The growth is primarily a result of:

- *Increased demand and utilization.* The demand for equipment rentals in the Western Canadian Sedimentary Basin has increased with the increase of wells drilled. There were 21,841, 22,729, 24,800, and 26,725 (estimated by the CAPP) rig-released wells drilled in Western Canada for 2003, 2004, 2005, and 2006E respectively. This growth in drilling activity reflects a 13.5% increase over the period from 2003 to 2005.

- *Additional equipment.* Northern Tractor increased its equipment fleet throughout 2004 and 2005. As at March 31, 2006, Northern Tractor had increased its fleet to 53 pieces up from 40 at of September 30, 2005.

- *Increased rental rates.* The increased demand has driven rental rates up approximately 10% over the past year.

Operating and Administrative Expenses

Northern Tractor's operating and administrative expenses increased by 62.4% for the six months ending March 31, 2006 over the six months ending March 31, 2005. This increase is primarily as a result of the increased rental sales although costs of labor, and supplies have gone up. As a percentage of revenue, however, operating and administrative expenses is decreasing due to greater utilization rates and greater economies of scale. Operating and administrative expenses increased 17.4% over the years from 2003 to 2005 as compared to a 23.5% increase in revenue. Operating and administrative expenses also remain very low as most equipment is covered by manufacturer's warranty for defects. Moreover, repairs and maintenance are paid by the customer. Due to the nature of the business, rentals are generally required to be late model equipment, and therefore older machinery that would normally incur higher costs associated with maintenance are not usually retained in the business. This equipment is typically disposed of when hour usage on the equipment reaches certain utilization levels that maximize the return on ultimate sale.

Earnings After Operating and Administrative Expenses

Northern Tractor's earnings percentage for the six months ending March 31, 2006 decreased from 74.9% for the six months ending March 31, 2005 to 74.7%. The decrease was primarily a result cost increases associated with labor and supplies. Over the three year period Northern Tractor has had a fairly stable earnings percentage in the 58% to 62% range. This is primarily because Northern Tractor pays its sales force commission as opposed to salary.

Other Expenses

$000s	Six months ended March 31, 2006	Six months ended March 31, 2005	Year ended September 30, 2005	Year ended September 30, 2004	Year ended September 30, 2003
Amortization	1,131	837	1,859	1,736	1,626
Interest - net	232	116	308	247	164
Loss (Gain) on disposal of equipment	(814)	(261)	(449)	(328)	(294)
Write down of investments	-	-	-	-	100
Management Bonus	2,000	332	457	217	380
	2,549	1,024	2,175	1,872	1,976

Amortization

Amortization has remained fairly constant from 2003 through 2005 additions reflecting rotation of equipment without significant increases in capacity. While Northern Tractor added 13 new pieces of equipment above its normal levels during 2005 and the first half of 2006, most additions occurred so late in year end 2005 that the impact was minimal. The amortization expense for March 31, 2006 increased over the same period last year as a result of the new additions.

Interest

The increase in interest expense relates primarily to the increase in capital leases in 2005 and the first half of 2006 when Northern Tractor added 13 pieces of equipment to its fleet. The capital leases bear interest at 1.25%. Northern Tractor also has a mortgage for its land, office, and shop, which bears interest at prime plus 1.0%. The outstanding principal at March 31, 2006 was $840,745.

Management Bonus

Management bonuses are paid to the management of Northern Tractor primarily to eliminate taxable income over the small business limit.

Income Taxes

$000s	Six months ended March 31, 2006	Six months ended March 31, 2005	Year ended September 30, 2005	Year ended September 30, 2004	Year ended September 30, 2003
Current Income Taxes	-	13	100	148	6
Future Income Taxes	73	162	120	20	141
	73	**175**	**220**	**168**	**147**

Current income taxes remained under the small business limit for the three year period due to the payment of the management bonus, which reduces taxable income.

Capital Expenditures

$000s	Six months ended March 31, 2006	Six months ended March 31, 2005	Year ended September 30, 2005	Year ended September 30, 2004	Year ended September 30, 2003
Capital expenditures	1,773	1,456	5,680	2,154	4,371

Northern Tractor's capital expenditures increased sharply in 2005 as the company increased its equipment fleet.

Contractual Obligations – Payments Due by Period

	As at March 31, 2006	As at September 30, 2005				
$000's	**Total**	**< 1 year**	**1 - 3 Years**	**4 - 6 Years**	**Thereafter**	**Total**
Bank indebtedness [(1)]	7,541	8,029	-	-	-	8,029
Capital leases [(2)]	3,537	604	955	-	-	1,559
Shareholder advances [(3)]	335	355	-	-	-	355
Long-term debt [(4)]	841	43	144	682	-	869
Preferred Shares [(5)]	1,000	1,000	-	-	-	1,000
	13,254	10,031	1,099	682	-	11,812

Notes:

(1) Bank indebtedness is described under Note 6 to the September 30, 2005 Combined Financial Statements.
(2) Capital lease obligations are described under Note 8 to the September 30, 2005 Combined Financial Statements.
(3) Shareholder advances are described under Note 9 to the September 30, 2005 Combined Financial Statements.
(4) Long-term debt obligations are described under Note 7 to the September 30, 2005 Combined Financial Statements.
(5) The Preferred shares are described under Note 10 to the September 30, 2005 Combined Financial Statements.

Liquidity

Operating Cash Flow

Northern Tractor's cash flow from operating activities for the six months ending March 31, 2006 increased by $830,266 from the six months ending March 31, 2005. Northern Tractor's cash flow from operating activities in 2005 increased by $438,001 from 2004. The increase was primarily a result of an increase in net earnings.

Working Capital

$000s	As at March 31, 2006	As at September 30, 2005	As at September 30, 2004
Cash	2,600	501	582
Accounts receivable	1,845	1,110	828
Inventory	52	52	-
Prepaid expenses and deposits	16	16	-
Bank indebtedness	(7,541)	(8,029)	(5,034)
Accounts payable and accrued liabilities	(761)	(762)	(458)
Income taxes payable	(130)	(154)	(103)
Current portion of long-term debt	(44)	(43)	(50)

Current portion of capital leases	(1,801)	(604)	-
Working capital before shareholder advances and accrued management bonus and liability on preferred shares	**(5,764)**	**(7,913)**	**(4,235)**
Liability on preferred shares	(1,000)	(1,000)	(1,000)
Accrued management bonus	(2,000)	-	-
Shareholder advances	(335)	(355)	(438)
Working capital	**(9,099)**	**(9,268)**	**(5,673)**

A large amount of bank indebtedness has caused a negative working capital amount over the three periods. Northern Tractor uses its operating line for a significant amount of its capital acquisitions. In addition, Northern Tractor pays a management bonus annually to reduce taxable income to the small business limit. Thus, there is a downward impact on working capital from the accrued management bonus and shareholder advances account; a normalized business structure would therefore have a greater working capital amount.

Financing

Northern Tractor's primary sources of financing are from four sources: bank indebtedness, capital leases, long-term debt, and shareholder advances.

As at March 31, 2006, Northern Tractor had $7,541,000 in bank indebtedness. The demand loan is secured by a general security agreement and other guarantees. The demand loan is limited to 75% of the net book value of saleable assets up to $10,000,000. The demand loan bears interest at prime plus 0.5%.

As at March 31, 2006, Northern Tractor had $3,536,953 in capital leases. The leases are secured by the related equipment. The leases bear interest at 1.25% and have maturities up to 2008.

As at March 31, 2006, Northern Tractor had $840,745 in long-term debt. The long-term debt is a mortgage secured by a registered first mortgage on specific land. The mortgage bears interest at prime plus 1.0% and matures in 2010.

Shareholder advances are unsecured, interest free, and repayable on demand.

Share Capital

$	As at March 31, 2006	As at September 30, 2005	As at September 30, 2004
1,040Class A common shares	161,075	161,075	161,075
1,000 Class D preferred shares	2	2	2
Common shares	161,077	161,077	161,077

The preferred shares are retractable at the option of the holder for $999,998 and are included in current liabilities.

Financial Instruments

Fair Value

The carrying value of cash, accounts receivable, bank indebtedness, accounts payable and accrued liabilities and accrued management remuneration approximate their fair value due to the relatively short period to maturity of the instruments and interest rates attached to the instruments. The fair value of shareholder advances is not practicably determinable.

The fair value of long-term debt and capital lease obligations approximates carrying values as the interest rates approximate market rates.

Credit risk

The Company is exposed to credit risk on the accounts receivable from its customers. In order to reduce its credit risk, the Company has adopted credit policies that include the analysis of financial position of its customers and the regular review of their credit limits.

During the six months ended March 31, 2006 - 23% (unaudited) (March 31, 2005 – 15% (unaudited)); and the year ended September 30, 2005 – 23% (September 30, 2004 – 38%) of the Company's sales were to three customers. As at March 31, 2006 – 48% (unaudited) (September 30, 2005 – 33%; 2004 – 38%) of the accounts receivable of the Company were from three customers.

Interest rate risk

The Company is exposed to interest rate price risk in respect of the long-term debt which bears fixed and floating rates of interest.

Related Party Transactions

Northern Tractor pays management bonus to its management to reduce the taxable income to the small business limit.

Northern Tractor has an unsecured, no interest, no fixed payment loan receivable outstanding to a company owned by a controlling shareholder. As at March 31, 2006, the outstanding balance was $2,380,849 (September 30, 2005 - $3,437,608; September 30, 2004 - $1,880,000).

Critical Accounting Estimates and Accounting Policies

Critical Accounting Estimates

As a normal part of the financial statement preparation process, management is required to make estimates and assumptions based on information available as at the financial statement date. These estimates and assumptions affect the reported amounts of assets and liabilities, the possible disclosure of contingent assets and liabilities at the date of the financial statements and the amount of revenue and expense reported for the period.

Although estimates and assumptions must be made during the financial statement preparation process, it is management's opinion that none of the estimates or assumptions were highly uncertain at the time they were made. The most significant estimate in Northern Tractor's financial statements is the amortization period for capital equipment and the going concern assumption.

Accounting Policies

Northern Tractor prepares its financial statements in accordance with Canadian GAAP. Accounting policies have been applied consistently during all periods included in the financial statements. There were no new accounting policies implemented during the periods presented.

Key Risks and Uncertainties

See "Risk Factors" for a description of key risks and uncertainties.

SCHEDULE "B"
INDEX TO FINANCIAL STATEMENTS

AUDITORS' CONSENT

We have read the prospectus of Petrowest Energy Services Trust (the "Trust"), dated July 28, 2006, relating to the sale and issuance of • trust units of the Trust. We have complied with Canadian generally accepted standards for an auditors' involvement with offering documents.

We consent to the use in the above-mentioned prospectus of the report dated July 6, 2006 (except for note 4, which is as of •, 2006) to the board of directors of Petrowest Energy Services General Partner Ltd. on behalf of the Trust, on the consolidated balance sheet of the Trust as at July 6, 2006.

We also consent to the use in the above-mentioned prospectus of the report dated May 5, 2006 (except for note 13, which is as of •, 2006) to the shareholders of 332691 Alberta Ltd. (operating as Gordon Bros. Construction Ltd.) on the consolidated balance sheet of 332691 Alberta Ltd. as at September 30, 2005 and 2004 and the consolidated statements of earnings and retained earnings and cash flows for each of the years in the three year period ended September 30, 2005.

We also consent to the use in the above-mentioned prospectus of the report dated May 5, 2006 (except for note 14 which is as of •, 2006) to the shareholders of Roy Larson Construction Ltd. on the balance sheets of Roy Larson Construction Ltd. as at May 31, 2005 and 2004 and the statements of earnings and retained earnings and cash flows for each of the years in the three year period ended May 31, 2005.

We also consent to the use in the above-mentioned prospectus of the report dated May 5, 2006 (except for note 15 which is as of •, 2006) to the shareholders of 310423 Alberta Ltd. (operating as Wales Contractors Ltd.) on the consolidated balance sheets of 310423 Alberta Ltd. as at August 31, 2005 and 2004 and the consolidated statements of earnings and retained earnings and cash flows for each of the years in the three year period ended August 31, 2005.

We also consent to the use in the above-mentioned prospectus of the report dated May 5, 2006 (except for note 15 which is as of •, 2006) to the shareholders of 404434 Alberta Corporation, 756171 Alberta Ltd. and 756169 Alberta Ltd. on the combined balance sheets of D&D Well Services as at December 31, 2005 and 2004 and the combined statements of earnings and retained earnings and cash flows for each of the years in the three year period ended December 31, 2005.

We also consent to the use in the above-mentioned prospectus of the report dated May 5, 2006 (except for note 14 which is as of •, 2006) to the shareholders of Murtron Hauling Ltd. and 815431 Alberta Ltd. on the combined balance sheets of Murtron Hauling as at October 31, 2005 and 2004 and the combined statements of earnings (loss) and retained earnings and cash flows for each of the years in the three year period ended October 31, 2005.

We also consent to the use in the above-mentioned prospectus of the report dated May 5, 2006 (except for note 14 which is as of •, 2006) to the shareholder of R Bee Crushing Ltd., Bernet Ventures Ltd. and Dal Finn Holdings Ltd. on the combined balance sheets of R Bee Crushing as at April 30, 2005 and 2004 and the combined statements of earnings (loss) and retained earnings and cash flows for each of the years in the three year period ended April 30, 2005.

We also consent to the use in the above-mentioned prospectus of the report dated May 5, 2006 (except for note 15 which is as of •, 2006) to the shareholders of Safetymaster Rentals Corp. on the balance sheets of Safetymaster Rentals Corp. as at August 31, 2005 and 2004 and the statements of earnings and retained earnings and cash flows for each of the years in the three year period ended August 31, 2005.

We also consent to the use in the above-mentioned prospectus of the report dated May 5, 2006 (except for note 16 which is as of •, 2006) to the shareholders of Neuwest Equipment Rentals Inc. on the balance sheets of Neuwest Equipment Rentals Inc. as at October 31, 2005 and 2004 and the statements of earnings (loss) and retained earnings (deficit) and cash flows for each of the years in the three year period ended October 31, 2005.

We also consent to the use in the above-mentioned prospectus of the report dated May 5, 2006 (except for note 15 which is as of •, 2006) to the shareholders of Northern Tractor Sales and Rentals Co. Ltd. and Fitzpatrick Co. Ltd. on the combined balance sheets of Northern Tractor as at September 30, 2005 and 2004 and the combined statements of earnings and retained earnings and cash flows for each of the years in the three year period ended September 30, 2005.

Chartered Accountants

Calgary, Alberta
•

PRICEWATERHOUSECOOPERS

PricewaterhouseCoopers LLP
Chartered Accountants
111 5th Avenue SW, Suite 3100
Calgary, Alberta
Canada T2P 5L3
Telephone +1 (403) 509 7500
Facsimile +1 (403) 781 1825

July 6, 2006
(except for note 4 which is as of • , 2006)

Auditors' Report

To the Board of Directors of
Petrowest Energy Services General Partner Ltd.

We have audited the balance sheet of **Petrowest Energy Services Trust** (the "Trust") as at July 6, 2006. This financial statement is the responsibility of the Trust's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with Canadian generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statement is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, the balance sheet presents fairly, in all material respects, the financial position of the Trust as at July 6, 2006 in accordance with Canadian generally accepted accounting principles.

Chartered Accountants

Calgary, Alberta

Petrowest Energy Services Trust
Balance Sheet
As at July 6, 2006

	$
Assets	
Cash	1,510,010
Unitholder's Equity	
Units (note 2)	10
Subordinated units (note 2)	1,510,000
	1,510,010

Approved on behalf of Petrowest Energy Services Trust by Petrowest Energy Services General Partner Ltd., as Administrator

(signed) "*Kenneth N. Drysdale*"
Director

(signed) "*D. Hugh Gillard*"
Director

Petrowest Energy Services Trust

1 The Trust

Petrowest Energy Services Trust (the "Trust") is an open-ended unincorporated mutual fund trust established under the laws of the Province of Alberta pursuant to the deed of trust (the "Deed of Trust") dated July 6, 2006. The Trust has been created to invest in Fitzpatrick Co. Ltd., Northern Tractor Sales and Rentals Co. Ltd., Neuwest Equipment Rentals Inc., 404434 Alberta Corporation, 756171 Alberta Ltd., 756169 Alberta Ltd., Roy Larson Construction Ltd., Murtron Hauling Ltd., 815431 Alberta Ltd., Safetymaster Rentals Corp., 332691 Alberta Ltd., Gordon Bros. Construction Ltd., R. Bee Crushing Ltd., Bernet Venture Ltd., Dal Finn Holdings Ltd. and 310423 Alberta Ltd. (collectively, the "Acquired Companies") and such other investments as the Trustee may determine. Income tax obligations related to the distributions of the Trust are the obligations of the unitholder.

2 Unitholder's Equity

Units

The Trust is authorized to issue an unlimited number of Trust Units, an unlimited number of Subordinated Units and an unlimited number of Special Voting Units.

Outstanding

Trust Units

The Trust issued 1 Trust Unit at $10 per unit at formation.

Subordinated Units

	$
Balance – July 6, 2006	-
Issued for cash	1,510,000
Issued for promissory notes (note 3)	3,020,000
Less: Amount issued for promissory notes	(3,020,000)
	1,510,000

The Trust issued 1,510,000 subordinated units at $3 per subordinated unit, to directors, employees and officers of the Trust. The subordinated unit holders paid $1 per subordinated unit and the remaining $2 per subordinated unit will be settled through the issuance of a forgivable promissory note (see note 3).

Trust Units

Prior to the conversion of the Subordinated Units, holders of Trust Units will be entitled to receive per month, in priority to any payments on the Subordinated Units, distributions of $0.10 per Trust Unit per month and such distributions shall constitute Priority Distributions (as defined below).

Upon the occurrence of a Capital Event (as defined below) or the liquidation, dissolution or winding-up of the Trust or any other distribution of the assets of the Trust for the purpose of winding-up its affairs; (i) the holders of Trust Units will be entitled to receive, on a pro rata basis, from the applicable Capital Event Amount (as defined below) or the assets of the Trust, as applicable, before any distribution therefrom is made to the holders of Subordinated Units, any accumulated but unpaid Priority Distributions; and (ii) the holders of Subordinated Units shall be entitled to receive, on a pro rata basis, from the applicable Capital Event Amount of the assets of the Trust, as applicable after the holders of Trust Units have received a distribution therefrom in an amount equal to any accumulated but unpaid Priority Distributions but before any further distribution therefrom is made to the Priority Unitholder, any accumulated but unpaid Subordinated Distributions. Thereafter any further distributions from the applicable Capital Event Amount or the assets of the Trust, as applicable, to the holders of Units of either class shall be made pro rata and pari passu.

If a Capital Event occurs, the Priority Distributions and Subordinated Distributions will be adjusted as agreed to by the independent directors of the General Partner, using the definition of independence as provided in securities laws.

A **"Capital Event"** means the occurrence of any of the following events: (i) a sale of material assets of the Trust; (ii) the total or constructive total loss, or partial loss, of material assets of the Trust as a result of a casualty; (iii) a compulsory transfer or taking under threat of compulsory transfer by a governmental authority; or (iv) the occurrence of any event referred to in clauses (i) to (iii) above in relation to any person in which the Trust is a securityholder.

A **"Capital Event Amount"** means, in respect of a particular Capital Event, any amount received by the Trust in respect of such Capital Event, which the Trustee upon the recommendation of the board of directors of the General Partner, determines will not be re-deployed or reapplied by the Trust and shall be distributed to holders of units.

Subordinated Units

Distributions on the Subordinated Units will be subordinated in favour of Trust Units. Distributions on the Subordinated Units will only be paid by the Trust at the end of a fiscal quarter to the extent that: (i) the Trust has paid distributions per month of at least $0.10 per Trust Unit (the "Priority Distributions") to holders of Trust Units during that quarter, and (ii) any deficiency in such distributions to holders of Trust Units during the preceding 12 months has been satisfied, as described below. If these targets are not satisfied, any deficiency will be borne by holders of the Subordinated Units, distributions on which will be reduced to the extent necessary to support the continued payment of Priority Distributions on the Trust Units and any applicable deficiency in such distributions.

Distributions on the Trust Units will be cumulative, such that the amount of any deficiency in the Priority Distributions will accumulate for a period of 12 months. Payments of deficiencies on the Priority Distributions will be made in priority to distributions on the Subordinated Units. Any such accumulated deficiency not satisfied by a distribution by the Trust within 12 months of the date it arose will cease to be payable (i.e., distributions on the Subordinated Units will not be reduced to fund accumulated deficiency to the extent that some or all of such accumulated deficiency arose more than 12 months before the date on which such payment is to be made).

Following payment of the Priority Distributions and any deficiency in the Priority Distributions accumulated during the preceding 12 months, holders of Subordinated Units will be entitled to a distribution in an amount equal to $0.10 per Subordinated Unit per month (the "Subordinated Distributions"), such to be accumulated and paid at the end of each fiscal quarter.

Deficiencies in payment of Subordinated Distributions shall be accumulated and paid in a subsequent quarter in respect of such Distribution Periods, after payment of the Priority Distributions in respect of such Distribution Periods, any deficiency in Priority Distributions accumulated during the preceding 12 months and the Subordinated Distributions in respect of subsequent Distribution Periods, and provided that any accumulated unpaid portion or deficiency on Subordinated Distributions not satisfied by a distribution by the Trust within 12 months of the date such unpaid portion or deficiency arose shall cease to be payable.

After payment of all Priority Distributions and Subordinated Distributions (including any unpaid Priority Distributions and Subordinated Distributions accumulated during the preceding 12 months), distributions of Distributable Cash shall be made to Unitholders pro-rata and pari passu.

Holders of Trust Units, Subordinated Units and Special Voting Units are entitled to notice of, and to attend and vote at, all meetings of holders of units.

Exchange Right

Holders of Subordinated Units will have the right to convert into Trust Units on a one-for-one basis at any time after (and the subordination provisions will only apply until) the end of the first fiscal year ending on or after December 31, 2008 where the Trust has earnings before income taxes, depreciation and amortization (derived from audited financial statements) of at least $47 million and the Trust has paid distributions of at least $1.20 per Trust Unit for such fiscal year.

Redemption Right

Each Unitholder is entitled to require the Trust to redeem, at any time and from time to time, at the demand of the Unitholder, all or any part of the Units registered in the name of the Unitholder, upon delivery to the Trust of the certificate or certificates representing such Units, accompanied by a duly completed and properly executed notice requiring redemption. Upon receipt by the Trust of the notice to redeem Units, the holder thereof shall cease to have any rights with respect to the Units tendered for redemption other than to receive a price per Unit equal to a predetermined calculation.

3 Promissory notes receivable

The promissory notes are intended to be forgiven over three years if the subscriber remains a director, officer or employee of the Trust. The notes are to be repaid one-third on each July 6, 2007, 2008 and 2009. The forgiveness of these notes will be accounted for as compensation expense based on the market value of the Units at the time of forgiveness.

4 Subsequent events

The Trust filed a prospectus dated • relating to the initial public offering of Trust Units (the "Offering"). The Offering will be completed for gross proceeds of $ • million. The expected expenses and agent commission, relating to the Offering, are estimated to be $ • million which will be paid by the Trust.

Concurrent with the closing of the Offering, the following transactions occur:

- Four limited partnerships will be formed with Petrowest Energy Services General Partner Ltd. ("General Partner") as the general partner. An unincorporated, open-ended limited purpose trust (the "Business Trust") will be created to hold the limited partnership interest for the Trust. The limited partnerships will be involved in the construction, transportation, civil services and rentals industries.

- The Trust will use the proceeds from the issuance of the Trust Units to subscribe for units and notes of Business Trust and Business Trust will use a portion of those proceeds to subscribe for limited partnership units of the various limited partnerships.

- The Business Trust, will then loan the cash necessary to complete the cash portion of the acquisitions of the Acquired Companies to Petrowest Services Ltd. ("Acquisitionco") on an interest bearing basis. In addition, Acquisitionco will acquire the necessary number of Units from the Trust in exchange for an additional interest bearing note.

- Acquisitionco will complete the purchase of the Acquired Companies by delivering cash and Units of the Trust as contemplated in the purchase and sale agreements. As a consequence, Acquisitionco will own all the shares of the Acquired Companies.

- A short form vertical amalgamation of the respective Acquired Companies and Acquisitionco will be completed such that the assets and liabilities of each entity will become assets and liabilities of the merged entity ("Mergeco"). The shares of the Acquired Companies will cease to exist and the shares of Acquisitionco will become the share capital of Mergeco.

- Mergeco will transfer certain of its assets (representing the assets and business operations of certain of the various Acquired Companies) to each of the four limited partnerships in exchange for an assumption of certain of the liabilities that are related to the business, a note and limited partnership units of the various partnerships.

- All debt and capital lease obligations assumed by the Trust will be settled. Certain capital assets and related debt will be retained by existing shareholders and not transferred by the acquired companies into the Trust.

Petrowest Energy Services Trust

Pro Forma Consolidated Financial Statements
(Unaudited)



PricewaterhouseCoopers LLP
Chartered Accountants
111 5th Avenue SW, Suite 3100
Calgary, Alberta
Canada T2P 5L3
Telephone +1 (403) 509 7500
Facsimile +1 (403) 781 1825

• , 2006

Compilation Report

To the Directors of
Petrowest Energy Services General Partner Ltd.

We have read the accompanying unaudited pro forma consolidated balance sheet as at April 30, 2006 of **Petrowest Energy Services Trust** (the "Trust") and unaudited pro forma consolidated statement of income for the three-month period ended to April 30, 2006 and twelve-month period ended to December 31, 2005 and have performed the following procedures.

1. Compared the figures in the columns captioned "Petrowest Energy Services Trust" to the audited balance sheet of the Trust as at July 6, 2006 and found them to be in agreement.

2. Compared the figures in the column in the unaudited pro forma combined balance sheet captioned "Northern Tractor Sales and Rental" to the unaudited combined balance sheet of Northern Tractor Sales and Rental Co. Ltd. and Fitzpatrick Co. Ltd. ("Northern Tractor") as at March 31, 2006, compared the figures in the column in the unaudited pro forma consolidated statement of income for the three-month period ended March 31, 2006 captioned "Northern Tractor" to the unaudited combined income statement of Northern Tractor for the three-month period ended March 31, 2006, and compared the figures in the column in the unaudited pro forma consolidated statement of income for the twelve-month period ended December 31, 2005 captioned "Northern Tractor" to the unaudited combined income statement of Northern Tractor for the twelve-month period ended December 31, 2005, constructed for the purpose of preparing the unaudited pro forma consolidated statement of income for the twelve-month period, and found them to be in agreement.

3. Compared the figures in the column in the unaudited pro forma consolidated balance sheet captioned "Neuwest Equipment Rentals Inc." to the unaudited balance sheet of Neuwest Equipment Rentals Inc. ("Neuwest") as at April 30, 2006, compared the figures in the column in the unaudited pro forma consolidated statement of income for the three-month period ended April 30, 2006 captioned "Neuwest" to the unaudited income statement of Neuwest for the three-month period ended April 30, 2006, and compared the figures in the column in the unaudited pro forma consolidated statement of income for the twelve-month period ended October 31, 2005 captioned "Neuwest" to the audited income statement of Neuwest for the twelve-month period ended October 31, 2005 and found them to be in agreement.



4. Compared the figures in the column in the unaudited pro forma consolidated balance sheet captioned "D&D Well Services" to the unaudited combined balance sheet of 404434 Alberta Corporation, 756171 Alberta Corporation and 756169 Alberta Corporation ("D&D") as at March 31, 2006, compared the figures in the column in the unaudited pro forma consolidated statement of income for the three-month period ended March 31, 2006 captioned "D&D" to the unaudited combined income statement of D&D for the three-month period ended March 31, 2006, and compared the figures in the column in the unaudited pro forma consolidated statement of income for the twelve-month period ended December 31, 2005 captioned "D&D" to the audited combined income statement of D&D for the twelve-month period ended December 31, 2005, and found them to be in agreement.

5. Compared the figures in the column in the unaudited pro forma consolidated balance sheet captioned "Roy Larson Construction Ltd." to the unaudited balance sheet of Roy Larson Construction Ltd. ("Roy Larson") as at February 28, 2006, compared the figures in the column in the unaudited pro forma consolidated statement of income for the three-month period ended February 28, 2006 captioned "Roy Larson" to the unaudited income statement of Roy Larson for the three-month period ended February 28, 2006, and compared the figures in the column in the unaudited pro forma consolidated statement of income for the twelve-month period ended November 30, 2005 captioned "Roy Larson" to the unaudited income statement of Roy Larson for the twelve-month period ended November 30, 2005, constructed for the purpose of preparing the unaudited pro forma consolidated statement of income for the twelve-month period, and found them to be in agreement.

6. Compared the figures in the column in the unaudited pro forma consolidated balance sheet captioned "Murtron Hauling" to the unaudited combined balance sheet of Murtron Hauling Ltd. and 815431 Alberta Ltd. ("Murtron") as at April 30, 2006, compared the figures in the column in the unaudited pro forma consolidated statement of income for the three-month period ended April 30, 2006 captioned "Murtron" to the unaudited combined income statement of Murtron for the three-month period ended April 30, 2006, and compared the figures in the column in the unaudited pro forma consolidated statement of income for the twelve-month period ended October 31, 2005 captioned "Murtron" to the audited combined income statement of Murtron for the twelve-month period ended October 31, 2005, and found them to be in agreement.

7. Compared the figures in the column in the unaudited pro forma consolidated balance sheet captioned "Safetymaster Rentals Corp." to the unaudited balance sheet of Safetymaster Rentals Corp. ("Safetymaster") as at February 28, 2006, compared the figures in the column in the unaudited pro forma consolidated statement of income for the three-month period ended February 28, 2006 captioned "Safetymaster" to the unaudited income statement of Safetymaster for the three-month period ended February 28, 2006, and compared the figures in the column in the unaudited pro forma consolidated statement of income for the twelve-month period ended November 30, 2005 captioned "Safetymaster" to the unaudited income statement of Safetymaster for the twelve-month period ended November 30, 2005, constructed for the purpose of preparing the unaudited pro forma consolidated statement of income for the twelve-month period, and found them to be in agreement.

8. Compared the figures in the column in the unaudited pro forma consolidated balance sheet captioned "332691 Alberta Ltd." to the unaudited consolidated balance sheet of Gordon Bros. Construction Ltd. and 332691 Alberta Ltd. ("332691") as at March 31, 2006, compared the figures in the column in the unaudited pro forma consolidated statement of income for the three-month period ended March 31, 2006 captioned "332691" to the unaudited consolidated income statement of 332691 for the three-month period ended March 31, 2006, and compared the figures in the column in the unaudited pro forma consolidated statement of income for the twelve-month period ended December 31, 2005 captioned "332691" to the unaudited consolidated income statement of 332691 for the twelve-month period ended December 31, 2005, constructed for the purpose of preparing the unaudited pro forma consolidated statement of income for the twelve-month period, and found them to be in agreement.

9. Compared the figures in the column in the unaudited pro forma consolidated balance sheet captioned "R. Bee Crushing" to the unaudited combined balance sheet of R. Bee Crushing Ltd., Bernet Venture Ltd. and Dal Finn Holding Ltd. ("R. Bee") as at January 31, 2006, compared the figures in the column in the unaudited pro forma consolidated statement of income for the three-month period ended January 31, 2006 captioned "R. Bee" to the unaudited combined income statement of R. Bee for the three-month period ended January 31, 2006, and compared the figures in the column in the unaudited pro forma consolidated statement of income for the twelve-month period ended October 31, 2005 captioned "R. Bee" to the unaudited combined income statement of R. Bee for the twelve-month period ended October 31, 2005, constructed for the purpose of preparing the unaudited pro forma consolidated statement of income for the twelve-month period, and found them to be in agreement.

10. Compared the figures in the column in the unaudited pro forma consolidated balance sheet captioned "310423 Alberta Ltd." to the unaudited combined balance sheet of 310423 Alberta Ltd. ("310423") as at February 28, 2006, compared the figures in the column in the unaudited pro forma consolidated statement of income for the three-month period ended February 28, 2006 captioned "310423" to the unaudited combined income statement of 310423 for the three-month period ended February 28, 2006, and compared the figures in the column in the unaudited pro forma consolidated statement of income for the twelve-month period ended November 30, 2005 captioned "310423" to the unaudited combined income statement of 310423 for the twelve-month period ended November 30, 2005, constructed for the purpose of preparing the unaudited pro forma consolidated statement of income for the twelve-month period, and found them to be in agreement.

11. Made enquiries of certain officials of the Trust who have responsibility for financial and accounting matters about:
    (a) the basis for determination of the unaudited pro forma adjustments; and
    (b) whether the unaudited pro forma consolidated financial statements comply as to form in all material respects with requirements for the various securities commissions and similar regulatory authorities in Canada.

    The officials:

    (a) described to us the basis for determination of the unaudited pro forma adjustments, and
    (b) stated that the unaudited pro forma consolidated financial statements comply as to form in all material respects with the requirements of the various securities commissions and similar regulatory authorities in Canada.

12. Read the notes to the pro forma statements, and found them to be consistent with the basis described to us for determination of the unaudited pro forma adjustments.

13. Recalculated the application of the pro forma adjustments to the aggregate of the amounts in the columns captioned "Petrowest Energy Services Trust", "Northern Tractor Sales and Rental", "Neuwest Equipment Rentals Inc.", "D&D Well Services", "Roy Larson Construction Ltd.", "Murtron Hauling", "Safetymaster Rentals Corp.", "332691 Alberta Ltd.", "R. Bee Crushing" and "310423 Alberta Ltd." as at April 30, 2006 and found the amounts in the column captioned "Pro Forma Consolidated" to be arithmetically correct.

PRICEWATERHOUSECOOPERS

14. Recalculated the application of the pro forma adjustments to the aggregate of the amounts in the columns captioned "Petrowest Energy Services Trust", "Northern Tractor Sales and Rental", "Neuwest Equipment Rentals Inc.", "D&D Well Services", "Roy Larson Construction Ltd.", "Murtron Hauling", "Safetymaster Rentals Corp.", "332691 Alberta Ltd.", "R. Bee Crushing" and "310423 Alberta Ltd." for the three-month periods ended February 28, 2006 to April 30, 2006 and for the twelve-months periods ended October 31, 2005 to December 31, 2005, and found the amounts in the column captioned "Pro Forma Consolidated" to be arithmetically correct.

A pro forma financial statement is based on management assumptions and adjustments which are inherently subjective. The foregoing procedures are substantially less than either an audit or a review, the objective of which is the expression of assurance with respect to management's assumptions, the pro forma adjustments, and the application of the adjustments to the historical financial information. Accordingly, we express no such assurance. The foregoing procedures would not necessarily reveal matters of significance to the pro forma financial statements, and we therefore make no representation about the sufficiency of the procedures for the purposes of a reader of such statements.

Chartered Accountants

Calgary, Alberta

Petrowest Energy Services Trust

Pro Forma Consolidated Balance Sheet as at April 30, 2006
(Unaudited)

	Petrowest Energy Services Trust July 6, 2006 $	Northern Trailer Sales and Rental March 31, 2006 $	Newwest Equipment Rentals Inc. April 30, 2006 $	D&D Well Services March 31, 2006 $	Ray Larsen Construction Ltd. February 28, 2006 $	Martron Hauling April 30, 2006 $	Safety-master Rentals Corp. February 28, 2006 $	332491 Alberta Ltd. March 31, 2006 $	R. Bee Crushing January 31, 2006 $	310433 Alberta Ltd. February 28, 2006 $	Total $	Pro forma Adjustments $	Note	Pro Forma Consolidated $
Assets														
Current assets														
Cash	1,510,010	2,600,489	375,573	3,181,550	856,422	93,817	-	365,596	798,935	1,054,142	10,836,534	-	3(a)	-
												3,017,374	3(c)	
												(8,255,900)	3(b)	
												(2,910,366)	3(c)	
												(23,538,782)	3(d)	
												(6,448,751)	3(d)	
												(103,284,052)	3(d)	
												250,000	3(e)	
Short-term investments	-	-		-	-		-	-	364,961	-	364,961	-		364,961
Accounts receivable	-	1,844,782	1,424,733	14,315,606	4,327,197	1,664,746	1,837,026	1,989,880	9,004,241	4,318,424	40,786,635	-		40,786,635
Inventory	-	52,000		462,059	-	71,257	-	343,956	895,830	51,972	1,877,074	-		1,877,074
Prepaid expenses	-	16,437	32,285	86,446	88,920	252,878	23,753	1,330	256,942	160,871	911,862	-		911,862
Current portion of note receivable	-	-		-	-		-	29,377	-	-	29,377	-		29,377
Income taxes recoverable	-	-		-	-		-	-	215,699	16,028	231,727	-		231,727
	1,510,010	4,513,708	1,832,591	18,045,661	5,264,539	2,082,698	1,920,779	2,730,139	11,536,608	5,601,437	55,038,170	-		-
Investments	-	19,744		-	25,873		-	3,238	-	37,930	86,785	-		86,785
Cash surrender value of life insurance	-	-		-	-		-	-	272,639	-	272,639	-		272,639
Notes and interest receivable	-	-	14,930	-	-		-	83,307	-	-	98,237	-		98,237
Capital assets	-	16,861,836	2,444,996	6,007,556	10,507,498	2,260,176	1,508,556	3,719,849	14,994,462	8,283,740	66,588,661	(11,680,000)	3(c)	101,424,221
												(3,017,374)	3(c)	
												8,255,900	3(b)	
												41,277,034	3(d)	
Goodwill	-	-		-	-		-	-	-	-	-	62,999,934	3(d)	92,716,122
												29,716,188	3(d)	
Other intangibles	-	-		-	-		-	-	-	-	-	48,596,484	3(d)	48,596,484
Deposits in trust	-	-	250,000	-	-		-	-	-	-	250,000	(250,000)	3(e)	-
Due from related parties	-	2,380,849		-	-		317,171	-	215,578	1,055,323	3,972,921	(3,972,921)	3(d)	-
Future income taxes	-	-	69,481	-	-		-	-	-	-	69,481	(69,481)	3(d)	-
	1,510,010	23,776,137	4,411,998	24,053,217	15,797,902	4,342,874	3,746,506	6,536,525	27,023,287	14,978,438	126,376,834	-		-

Approved on behalf of Petrowest Energy Services Trust by Petrowest Energy Services General Partner Ltd., as Administrator

(signed) "*D. Hugh Gillard*"
Director

(signed) "*Gerald A. Romanzin*"
Director

Petrowest Energy Services Trust

Pro Forma Consolidated Balance Sheet as at April 30, 2006… …*continued*

(Unaudited)

	Petrowest Energy Services Trust July 6, 2006 $	Northern Tractor Sales and Rental March 31, 2006 $	Nexwest Equipment Rentals Inc. April 30, 2006 $	D&D Well Services March 31, 2006 $	Ray Larsen Construction Ltd. February 28, 2006 $	Martred Hauling April 30, 2006 $	Safety-master Rentals Corp. February 28, 2006 $	332691 Alberta Ltd. March 31, 2006 $	R. Bee Crushing January 31, 2006 $	310423 Alberta Ltd. February 28, 2006 $	Total $	Pro forma Adjustments $	Note	Pro Forma Consolidated $
Liabilities														
Current liabilities														
Bank indebtedness	-	7,541,000	-	-	-		484,909	-	2,425,457	-	10,451,366	(7,541,000) (2,910,366)	3(c) 3(c)	-
Accounts payable and accrued liabilities	-	761,016	34,023	8,334,850	756,828	568,848	342,054	700,436	2,953,689	669,431	15,123,175	11,916,398	3(d)	27,039,575
Accrued management bonus	-	2,000,000	-	9,155,990	2,523,098	1,349,778	922,000	1,611,065	562,000	4,080,830	22,204,761	(22,204,761)	3(d)	-
Income taxes payable	-	129,834	219,374	378,058	49,710	35,764	29,168	-	-	19,750	861,658	-		861,658
Due to related parties	-	-		-	-	-	3,165	-	-	-	3,165	(3,165)	3(d)	-
Callable debt	-	-		1,595,539	1,854,151	33,750	16,219	-	-	-	3,499,659	(3,499,659)	3(d)	-
Current portion of long-term debt	-	44,391	9,678	-	-	-	121,105	-	2,927,921	-	3,103,095	(3,103,095)	3(d)	-
Shareholder advances	-	335,156	528,870	-	-	6,500	250,186	556,579	1,764,431	46,836	3,488,418	(602,047) (2,886,371)	3(c) 3(d)	-
Current portion of capital lease obligations	-	1,800,564	408,044	362,463	2,313,622	303,997	-	1,006,741	1,950,540	2,222,280	10,368,251	(1,800,564) (8,567,687)	3(c) 3(d)	-
Future income taxes	-	-	-	-	-		-	-	751,217	-	751,217	(751,217)	3(d)	-
Due to employee profit sharing plan	-	-	375,000	-	-	-	-	-	-	-	375,000	(375,000)	3(d)	-
Preferred shares	-	999,998	-	-	-	2,000	-	-	-	-	1,001,998	(1,001,998)	3(d)	-
	-	13,611,959	1,574,989	19,828,900	7,497,409	2,300,437	2,168,806	3,874,821	13,335,315	7,039,127	71,231,763	(43,330,532)		27,001,231
Long term debt	-	796,354	11,613	-	-	-	128,895	-	3,968,452	-	4,905,314	(4,905,314)	3(d)	-
Shareholder advances	-	-		-	3,052,964	-	-	-	-	-	3,052,964	(3,052,964)	3(d)	-
Future income taxes	-	972,116		173,445	166,862	66,804	34,429	67,514	210,295	487,096	2,178,561	(2,178,561)	3(d)	-
Capital lease obligations	-	1,736,389	1,894,226	556,364	2,375,666	200,273	-	1,044,692	2,439,817	1,400,740	11,648,167	(1,736,389) (9,911,778)	3(c) 3(d)	-
	-	17,116,818	3,480,828	20,558,709	13,092,901	2,567,514	2,332,130	4,987,027	19,953,879	8,926,963	93,016,769	(65,115,538)		27,901,231
Unitholders' Equity														
Units	1,510,010	-	-	-	-		-	-	-	-	1,510,010	- 127,650,940	3(a) 3(d)	-
Share capital	-	161,077	500	500	150	200	100	44	400	338	163,309	(163,309)	3(d)	-
Retained earnings	-	6,498,242	1,130,670	3,494,008	2,704,851	1,775,160	1,414,276	1,549,454	7,069,008	6,051,137	31,686,806	(31,686,806)	3(d)	-
	1,510,010	6,659,319	1,131,170	3,494,508	2,705,001	1,775,360	1,414,376	1,549,498	7,069,408	6,051,475	33,360,125	-	12	-
	1,510,010	23,776,137	4,611,998	24,053,217	15,797,902	4,342,874	3,746,506	6,536,525	27,023,287	14,978,438	126,376,894	-		-

Petrowest Energy Services Trust

Pro Forma Consolidated Statement of Income

(Unaudited)

For the three-month period ended to April 30, 2006

	Northern Tractor March 31, 2006 $	Neuwest April 30, 2006 $	D&D March 31, 2006 $	Roy Larson February 28, 2006 $	Murtron April 30, 2006 $	Safety-master February 28, 2006 $	332691 March 31, 2006 $	R. Bee January 31, 2006 $	310423 February 28, 2006 $	Total $	Pro forma Adjustments $	Note	Pro Forma Consolidated $
Revenue	2,590,892	1,467,502	16,258,758	5,865,092	4,536,948	2,078,773	3,444,780	6,472,258	5,539,431	48,254,434	-		48,254,434
Expenses													
Operating and administrative	637,121	815,517	11,117,464	3,836,553	3,330,471	1,288,826	2,500,044	5,658,846	3,542,672	32,727,514	-		32,727,514
Amortization	563,546	144,337	468,639	713,688	178,758	74,638	283,621	1,058,113	571,034	4,056,374	4,362,271	4(b)	8,418,645
Interest on long-term debt	33,186	16,516	47,399	78,366	7,659	4,648	2,474	78,559	20,239	289,046	(289,046)	4(a)	-
Other interest	106,268	-	9,257	1,929	1,240	-	18,030	38,145	837	175,706	(125,000)	4(a)	50,706
Management remuneration	1,000,000	-	3,730,990	1,061,994	1,258,763	559,000	635,804	60,976	1,194,822	9,502,349	(9,502,349)	4(c)	-
	2,340,121	976,370	15,373,749	5,692,530	4,776,891	1,927,112	3,439,973	6,894,639	5,329,604	46,750,989	(5,554,124)		41,196,865
Earnings (loss) before the following	250,771	491,132	885,009	172,562	(239,943)	151,661	4,807	(422,381)	209,827	1,503,445	5,554,124		7,057,569
Interest and other revenue	27,048	2,083	12,656	-	52	-	-	42,439	1,495	85,773	-		85,773
Gain (loss) on disposal of property and equipment	-	-	472	55,293	(16,475)	3,382	-	225,660	-	268,332	-		268,332
	27,048	2,083	13,128	55,293	(16,423)	3,382	-	268,099	1,495	354,105	-		354,105
Earnings (loss) before income tax	277,819	493,215	898,137	227,855	(256,366)	155,043	4,807	(154,282)	211,322	1,857,550	5,554,124		7,411,674
Income taxes	44,784	79,506	146,591	36,891	(40,427)	20,627	775	(27,728)	35,516	296,535	(296,535)	4(d)	-
Net earnings (loss) for the period	233,035	413,709	751,546	190,964	(215,939)	134,416	4,032	(126,554)	175,806	1,561,015	5,850,659		7,411,674
Net earnings (loss) per unit													

Petrowest Energy Services Trust

Pro Forma Consolidated Statement of Income

(Unaudited)

For the twelve-month period ended to December 31, 2005

	Northern Tractor December 31, 2005 $	Nenwest October 31, 2005 $	D&D December 31, 2005 $	Ray Larson November 30, 2005 $	Martree October 31, 2005 $	Safety-master November 30, 2005 $	332691 December 31, 2005 $	R. Bee October 31, 2005 $	310433 November 30, 2005 $	Total $	Pro forma Adjustments $	Note	Pro Forma Consolidated $
Revenue	7,141,603	2,081,517	30,601,395	20,416,046	12,278,395	5,039,165	8,800,772	23,617,682	18,731,607	128,708,182	-		128,708,182
Expenses													
Operating and administrative	2,767,845	1,256,290	19,582,428	14,862,856	10,010,786	3,379,355	6,382,382	15,966,708	13,075,117	87,283,767	-		87,283,767
Amortization	2,015,050	202,603	1,963,597	2,519,800	883,078	174,534	1,218,202	3,700,879	2,247,886	14,925,629	17,449,085	4(b)	32,374,714
Interest on long-term debt	115,353	1,821	174,212	229,998	20,712	11,512	13,009	387,230	123,134	1,076,981	(1,076,981)	4(a)	-
Other interest	293,516	-	31,561	16,142	20,005	-	90,283	110,261	16,479	578,247	(475,000)	4(a)	103,247
Management remuneration	1,296,456	375,000	7,425,000	2,394,162	910,000	1,059,500	765,474	1,912,243	3,393,279	19,531,114	(19,531,114)	4(c)	-
	6,488,220	1,835,714	29,176,798	20,022,958	11,844,581	4,624,901	8,469,350	22,077,321	18,855,895	123,395,738	(3,634,010)		119,761,728
Earnings (loss) before the following	653,383	245,803	1,424,597	393,088	433,814	414,264	331,422	1,540,361	(124,288)	5,312,444	3,634,010		8,946,454
Interest and other revenue	31,363	8,680	-	88	65	-	6,673	16,353	22,462	85,684	-		85,684
Gain (loss) on disposal of property and equipment	-	-	109,689	544,611	21,003	4,452	273,813	(29,895)	390,912	1,314,585	-		1,314,585
	31,363	8,680	109,689	544,699	21,068	4,452	280,486	(13,542)	413,374	1,400,269	-		1,400,269
Earnings before income taxes	684,746	254,483	1,534,286	937,787	454,882	418,716	611,908	1,526,819	289,086	6,712,713	3,634,010		10,346,723
Income taxes	114,106	34,459	325,453	141,551	69,953	77,930	98,614	299,121	21,978	1,183,165	(1,183,165)	4(d)	-
Net earnings for the period	570,640	220,024	1,208,833	796,236	384,929	340,786	513,294	1,227,698	267,108	5,529,548	4,817,175		10,346,723
Net earnings (loss) per unit													

1 The Trust and the proposed transaction

Petrowest Energy Services Trust (the "Trust") is an open-ended unincorporated mutual fund trust established under and governed by the laws of the Province of Alberta pursuant to the Deed of Trust dated July 6, 2006.

The Trust has initially been created to hold, indirectly, controlling limited partner interests, hold the common shares in the general partner and invest in the businesses noted below. The Trust will be a business trust operating an energy services business through its indirect subsidiaries. Unitholders will hold Units of the Trust, which in turn will hold a 100% beneficial interest in the Petrowest Business Trust (the "Business Trust"). The Petrowest Business Trust will, via four limited partnerships, hold the assets of the businesses historically operated by the Acquired Companies noted below. The Trust, pursuant to a prospectus dated • , 2006 (the "Prospectus") will issue units of the Trust and use the proceeds to acquire 100% of the outstanding shares of the following companies:

Northern Tractor Sales and Rental Co. Ltd. and Fitzpatrick Co. Ltd. ("Northern Tractor")
Neuwest Equipment Rentals Inc. ("Neuwest")
404434 Alberta Corporation, 756171 Alberta Corp. and 756169 Alberta Corp. ("D&D")
Roy Larson Construction Ltd. ("Roy Larson")
Murtron Hauling Ltd. and 815431 Alberta Ltd. ("Murtron")
Safetymaster Rentals Corp. ("Safetymaster")
Gordon Bros. Construction Ltd. and 332691 Alberta Ltd. ("332691")
R. Bee Crushing Ltd., Bernet Venture Ltd. and Dal Finn Holding Ltd. ("R. Bee")
310423 Alberta Ltd. ("310423")

(collectively, the "Acquired Companies").

Income tax obligations related to the distributions of the Trust are obligations of the Unitholders.

The Trust has filed a prospectus (the "Prospectus") for an initial public offering of its trust units (the "Offering"). Concurrent with the closing of the Offering four limited partnerships will be formed with Petrowest Energy Services General Partner Ltd. ("Energy Services") as the general partner. A business trust will be created to hold the partnership interests for the Trust. The partnerships will be involved in the construction, transportation, civil services and rentals industries. Petrowest Services Ltd. ("Acquisitionco") has the right to acquire the Acquired Companies. The Trust will use a portion of the proceeds from the issuance of the Units to subscribe for limited partnership units of the various partnerships. The Business Trust will also loan a portion of cash necessary to complete the cash portion of the various acquisitions to Acquisitionco on an interest bearing basis. In addition, Acquisitionco will acquire the necessary number of units of the Trust from the Trust in exchange for an additional interest bearing note. Acquisitionco will complete the purchase of the Acquired Companies by delivering cash and units of the Trust as contemplated in the purchase and sale agreements. As a consequence, Acquisitionco will own all the shares of the various Acquired Companies. A short form vertical amalgamation of the respective Acquired Companies and Acquisitionco will be completed such that the assets and liabilities of each entity will become assets and liabilities of the merged entity ("Mergeco"). The shares of the Acquired Companies will cease to exist and the shares of Acquisitionco will

become the share capital of Mergeco. Mergeco will transfer certain of its assets (representing the assets and business operations of certain of the various Acquired Companies that were acquired by Acquisitionco) to each of the four partnerships in exchange for an assumption of certain of the liabilities that are related to the business, a note and units in the partnerships.

Acquisitionco has entered into several Purchase and Sale Agreements pursuant to which it agreed to acquire the shares and shareholder loans of the Acquired Companies for an aggregate base purchase price of $230,934,992, subject to closing adjustments. The purchase price will be funded by payment of $103,284,052 in cash and the issuance of units by the Trust for proceeds of $127,650,940. The Trust will also settle long-term debt and capital lease obligations and loans of $29,987,533.

2 Basis of presentation

The accompanying unaudited pro forma consolidated balance sheet and the unaudited pro forma consolidated statements of income (collectively, the "pro forma consolidated financial statements") have been prepared by the management of the Trust using the accounting principles disclosed in the notes to the audited financial statements of the Acquired Companies.

The unaudited pro forma consolidated financial statements may not be indicative of the financial position and results of operations that would have occurred if the transactions had taken place on the dates indicated or of the financial position or operating results which may be obtained in the future. The unaudited pro forma consolidated financial statements are not a forecast or projection of future results. The actual financial position and results of operations of the Trust for any period following the closing of the transactions contemplated by this prospectus will likely vary from the amounts set forth in the unaudited pro forma consolidated financial statements and such variation may be material. In the opinion of management, these unaudited pro forma consolidated financial statements include all adjustments necessary for fair presentation of the acquisitions described above in accordance with Canadian generally accepted accounting principles.

The unaudited pro forma consolidated balance sheet of the Trust and the unaudited pro forma consolidated statement of income of the Trust have been prepared with information derived from the audited and unaudited financial statements of the Acquired Companies and the adjustments and assumptions listed below.

The unaudited statements of income of the Acquired Companies for the three-month period ending April 30, 2006 was constructed for purposes of preparing the unaudited pro forma consolidated statement of income for the three-month period and was derived from the financial statements of the respective companies. The unaudited statement of income of certain of the Acquired Companies for the twelve-month periods were constructed for purposes of preparing the unaudited pro forma consolidated statement of income for the twelve-month periods and were derived from, but do not conform to, the financial statements of the respective companies.

The unaudited pro forma consolidated financial statements should be read in conjunction with the audited and unaudited financial statements of the Trust and Acquired Companies included in the Prospectus.

The following describes the financial statements of the Acquired Companies included in the Prospectus and the method for constructing the unaudited pro forma consolidated income statement for the twelve-month period ended to December 31, 2005.

Northern Tractor Sales and Rental
The prospectus includes the combined balance sheets of Northern Tractor as at September 30, 2005 and 2004, and the combined statements of earnings and retained earnings and cash flows for each of the years in the three year period ended September 30, 2005.

The pro-forma unaudited twelve-month consolidated statement of income to December 31, 2005 is constructed from the Northern Tractor by adding the three month period ended December 31, 2005 to the year end September 30, 2005 and deducting the three month period ended December 31, 2004. The three month periods ended December 31, 2005 and 2004 are constructed from the deducting the respective three month period ended March 31, 2006 and 2005 from the six month period ended March 31, 2006 and 2005.

Neuwest Equipment Rentals
The prospectus includes the balance sheets of Neuwest as at October 31, 2005 and 2004 and the statements of earnings (loss) and retained earnings (deficit) and cash flows for each of the years in the three year period ended October 31, 2005.

The pro-forma unaudited twelve-month consolidated statement of income to December 31, 2005 is constructed directly from Neuwest October 31, 2005 financial statements.

D&D Well Services
The prospectus includes combined balance sheets of D&D as at December 31, 2005 and 2004 and the combined statements of earnings and retained earnings and cash flows for each of the years in the three year period ended December 31, 2005.

The pro-forma unaudited twelve-month consolidated statement of income to December 31, 2005 is constructed directly from D&D December 31, 2005 combined financial statements.

Roy Larson Construction Ltd.
The prospectus includes the balance sheets of Roy Larson as at May 31, 2005 and 2004, and the statements of earnings and retained earnings and cash flows for each of the years in the three year period ended May 31, 2005.

The pro-forma unaudited twelve-month consolidated statement of income to December 31, 2005 is constructed from Roy Larson financial statements by adding the six month period ended November 30, 2005 to the year end May 31, 2005 and deducting the six month period ended November 30, 2004. The six month periods ended November 30, 2005 and 2004 are constructed from the deducting the respective three month period ended February 28, 2006 and 2005 from the nine month period ended February 28, 2006 and 2005.

Murtron Hauling
The prospectus includes combined balance sheets of Murtron as at October 31, 2005 and 2004 and the combined statements of earnings (loss) and retained earnings and cash flows for each of the years in the three year period ended October 31, 2005.

The pro-forma unaudited twelve-month consolidated statement of income to December 31, 2005 is constructed directly from Murtron October 31, 2005 combined financial statements.

Safetymaster Rentals Corp.
The prospectus includes the balance sheets of Safetymaster as at August 31, 2005 and 2004, and the statements of earnings and retained earnings and cash flows for each of the years in the three year period ended August 31, 2005.

The pro-forma unaudited twelve-month consolidated statement of income to December 31, 2005 is constructed from Safetymaster financial statements by adding the three month period ended November 30, 2005 to the year end August 31, 2005 and deducting the three month period ended November 30, 2004. The three month periods ended November 30, 2005 and 2004 are constructed from the deducting the respective three month period ended February 28, 2006 and 2005 from the six month period ended February 28, 2006 and 2005.

332691 Alberta Ltd.
The prospectus includes consolidated balance sheets of 332691 as at September 30, 2005 and 2004 and the consolidated statements of earnings and retained earnings and cash flows for each of the years in the three year period ended September 30, 2005.

The pro-forma unaudited twelve-month consolidated statement of income to December 31, 2005 is constructed from 332691 consolidated financial statements by adding the three month period ended December 31, 2005 to the year end September 30, 2005 and deducting the three month period ended December 31, 2004. The three month periods ended December 31, 2005 and 2004 are constructed from the deducting the respective three month period ended March 31, 2006 and 2005 from the six month period ended March 31, 2006 and 2005.

R. Bee Crushing
The prospectus includes the combined balance sheets of R. Bee as at April 30, 2005 and 2004 and the combined statements of earnings (loss) and retained earnings and cash flows for each of the years in the three year period ended April 30, 2005.

The pro-forma unaudited twelve-month consolidated statement of income to December 31, 2005 is constructed from R. Bee combined financial statements by adding the six month period ended October 31, 2005 to the year end April 30, 2005 and deducting the six month period ended October 31, 2004. The six month periods ended October 31, 2005 and 2004 are constructed from the deducting the respective three month period ended January 31, 2006 and 2005 from the nine month period ended January 31, 2006 and 2005.

310423 Alberta Ltd.
The prospectus includes consolidated balance sheets of 310423 as at August 31, 2005 and 2004 and the consolidated statements of earnings and retained earnings and cash flows for each of the years in the three year period ended August 31, 2005.

The pro-forma unaudited twelve-month consolidated statement of income to December 31, 2005 is constructed from 310423 consolidated financial statements by adding the three month period ended November 30, 2005 to the year end August 31, 2005 and deducting the three month period ended November 30, 2004. The three month periods ended November 30, 2005 and 2004 are constructed from the deducting the respective three month period ended February 28, 2006 and 2005 from the six month period ended February 28, 2006 and 2005.

3 Unaudited pro forma consolidated balance sheet assumptions and adjustments

The following assumptions and adjustments have been made to reflect the proposed transactions described in note 1 as if the transactions had occurred on April 30, 2006:

a) The issuance of • million Units for total gross proceeds of $ • million on the closing of the Offering and the payment of the underwriters fee and other costs of the Offering, estimated to be $ • million.

b) The additional payment for equipment to be purchased by the Trust subsequent to the date of closing. These assets were treated as available for use and therefore the related revenue and amortization have not been recorded as it is management's intent not to put the assets into use until such time as they have contracts available.

c) Removal of certain capital assets and related debt and other assets that will be transferred to existing shareholders of the Acquired Companies and will not be owned by the Acquired Companies when purchased by the Trust. Reclassification of deposits held as security for debt financing associated with the assets and repayment of bank indebtedness.

d) Purchase accounting – Acquisition of shares, shareholder and related party loans and accrued bonuses payable



The Acquisition will be accounted for using the purchase method with the assets acquired and liabilities assumed recorded at preliminary estimates of fair value. The final allocation of the purchase price will be based on the assets acquired and liabilities assumed at the effective date of the Acquisition based upon internal and/or independent asset valuations. A preliminary allocation of the consideration is as follows:

	$
Net assets acquired	
Net working capital	34,882,951
Value of working capital adjustment on pro forma	(11,916,388)
Property and equipment	96,185,695
Intangibles	48,596,484
Goodwill	92,716,122
Investments	86,785
Cash surrender value of insurance policy	272,639
Notes and interest receivable	98,237
	260,922,525
Consideration given for value of shares and shareholder loans of acquired companies	
Units	127,650,940
Cash to vendors on closing	103,284,052
Aggregate base purchase price	230,934,992
Retirement of long-term debt and capital lease obligation	23,538,782
Retirement of additional debt on pro forma	6,448,751
	260,922,525

Net working capital acquired on the Acquisition includes cash, short-term investments, accounts receivable, inventory, prepaid expenses, current portion of note receivable, income taxes recoverable, bank indebtedness, accounts payable and accrued liabilities and income taxes payable. The purchase price is affected by the changes in working capital, shareholder loans and long-term debt from the date specified in the purchase and sale agreement to the date of closing. Changes in the balances for these items will affect the net consideration paid by the Trust to the owners. These adjustments may be material. An estimated value of working capital adjustments as at April 30, 2006 is noted in the table above.

In conjunction with acquisitions, all debt and capital lease obligations will be repaid by the Trust through the use of proceeds from the offering.

Goodwill is the cost of an acquisition less the fair value of identifiable assets and liabilities and will be tested for impairment at least annually. Intangibles relate to customer contracts, non compete clauses and trade names and are amortized over their expected lives on a straight-line basis between 5 and 10 years.

4 Unaudited pro forma consolidated statements of income assumptions and adjustments

The unaudited pro forma consolidated statements of income of the Trust for the three-month period ended April 30, 2006 and for the twelve-month period ended December 31, 2005 have been prepared assuming that the Trust was in operation during the three-month period and the twelve-month period, respectively and as if the proposed transaction described in note 1 had occurred on January 1, 2005. The Trust will incur additional annual administrative expenses in connection with reporting to shareholders, investor relations, directors' and officers' insurance and other expenses as a result of the proposed transactions and the effects of these costs have not been reflected in the unaudited pro forma consolidated statement of income. The unaudited pro-forma consolidated statement of income of the Trust reflects the following assumptions and adjustments to the income and expenses of the Trust:

a) The reduction in interest expense for the three-month period and for the twelve-month period to reflect interest expense on the bank indebtedness, callable debt, long-term debt and capital lease obligations that will be settled by the Trust.

b) Additional amortization expense on property and equipment and intangible assets for the three-month period and the twelve-month period resulting from the fair value allocation described in note 3(d).

c) The reversal of management compensation for the three-month period and for the twelve-month period, included in management fees and bonuses relating to existing owner/manager compensation arrangements that will be terminated in connection with the Offering.

d) The reversal of current income taxes for the three-month period for the twelve-month period reflecting that income tax obligations related to the distributions of the Trust are obligations of the ultimate Unitholders. It is assumed that income tax obligations of the General Partner and Acquisitionco will be nominal.



332691 Alberta Ltd.

(operating as Gordon Bros. Construction Ltd.)

Consolidated Financial Statements
March 31, 2006
September 30, 2005 and 2004



PricewaterhouseCoopers LLP
Chartered Accountants
111 5th Avenue SW, Suite 3100
Calgary, Alberta
Canada T2P 5L3
Telephone +1 (403) 509 7500
Facsimile +1 (403) 781 1825

May 5, 2006
(except for note 13, which is as at • , 2006)

Auditors' Report

To the Shareholders of
332691 Alberta Ltd.

We have audited the consolidated balance sheets of 332691 Alberta Ltd. (operating as Gordon Bros. Construction Ltd.) as at September 30, 2005 and 2004 and the consolidated statements of earnings and retained earnings and cash flows for each of the years in the three-year period ended September 30, 2005. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with Canadian generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Company as at September 30, 2005 and 2004 and the results of its operations and its cash flows for each of the years in the three-year period ended September 30, 2005 in accordance with Canadian generally accepted accounting principles.

Chartered Accountants

Calgary, Alberta

332691 Alberta Ltd.

(operating as Gordon Bros. Construction Ltd.)

Consolidated Balance Sheets

	March 31,	September 30,	
	2006 $ (Unaudited)	2005 $	2004 $
Assets			
Current assets			
Cash	365,596	184,377	10
Accounts receivable	1,989,880	1,608,197	1,072,583
Prepaid expenses	1,330	-	-
Inventory	343,956	372,999	-
Current portion of note receivable	29,377	34,583	-
	2,730,139	2,200,156	1,072,593
Investment (note 5)	3,230	3,230	2,998
Note receivable	83,307	67,716	-
Property and equipment (note 3)	3,719,849	4,057,166	3,805,278
	6,536,525	6,328,268	4,880,869
Liabilities			
Current liabilities			
Bank overdraft	-	368,159	190,474
Accounts payable and accrued liabilities	700,436	697,538	875,888
Accrued management bonus	1,611,065	732,000	-
Income taxes payable	-	7,780	18,823
Current portion of obligations under capital lease (note 7)	1,006,741	1,205,201	1,037,618
Shareholder advances (note 8)	556,579	280,768	350,440
	3,874,821	3,291,446	2,473,243
Future income taxes (note 10)	67,514	67,514	22,668
Obligations under capital lease (note 7)	1,044,692	1,512,678	1,413,458
	4,987,027	4,871,638	3,909,369
Shareholders' Equity			
Share capital (note 6)	44	44	44
Retained earnings	1,549,454	1,456,586	971,456
	1,549,498	1,456,630	971,500
	6,536,525	6,328,268	4,880,869

Approved on behalf of Petrowest Energy Services Trust by Petrowest Energy Services General Partner Ltd., as *Administrator*

(signed) "*Kenneth N. Drysdale*"
Director

(signed) "*D. Hugh Gillard*"
Director

332691 Alberta Ltd.

(operating as Gordon Bros. Construction Ltd.)
Consolidated Statements of Earnings and Retained Earnings

	Three months ended March 31,		Six months ended March 31,		Years ended September 30,		
	2006 $ (Unaudited)	2005 $ (Unaudited)	2006 $ (Unaudited)	2005 $ (Unaudited)	2005 $	2004 $	2003 $
Revenue	3,444,780	2,424,643	6,607,050	5,390,779	8,604,638	7,779,706	6,631,681
Expenses							
Operating and administrative	2,500,044	1,789,875	4,367,561	3,630,051	6,355,041	6,020,817	4,781,686
Interest – current	2,474	5,106	4,374	10,350	15,346	36,007	12,651
Interest – capital leases	18,030	21,669	29,837	42,558	100,372	96,181	95,625
Management bonus	635,804	288,495	1,611,065	1,110,280	612,000	272,500	976,000
Amortization	283,621	259,524	570,770	538,808	1,210,337	1,001,181	690,894
	3,439,973	2,364,669	6,583,607	5,332,047	8,293,096	7,426,686	6,556,856
	4,807	59,974	23,443	58,732	311,542	353,020	74,825
Other income (expenses)							
Loss on disposal of investments	-	-	-	-	-	(20,000)	-
Interest income	-	1,417	1,087	1,417	5,586	112	-
Gain (loss) on disposal of property and equipment	-	11,625	86,185	85,201	261,204	75,382	(7,941)
Earnings before income taxes	4,807	73,016	110,715	145,350	578,332	408,514	66,884
Income tax expense (note 10)	775	11,770	17,847	23,430	93,202	69,730	13,925
Earnings for the period	4,032	61,246	92,868	121,920	485,130	338,784	52,959
Retained earnings – Beginning of period	1,545,422	1,032,130	1,456,586	971,456	971,456	632,672	579,713
Retained earnings – End of period	1,549,454	1,093,376	1,549,454	1,093,376	1,456,586	971,456	632,672

332691 Alberta Ltd.

(operating as Gordon Bros. Construction Ltd.)
Consolidated Statements of Cash Flows

	Three months ended March 31,		Six months ended March 31,		Years ended September 30,		
	2006 $ (Unaudited)	2005 $ (Unaudited)	2006 $ (Unaudited)	2005 $ (Unaudited)	2005 $	2004 $	2003 $
Cash provided by (used in)							
Operating activities							
Earnings for the period	4,032	61,246	92,868	121,920	485,130	338,748	52,959
Items not affecting cash							
Amortization	283,621	259,524	570,770	538,808	1,210,337	1,001,181	690,894
Loss (gain) on disposal of property and equipment	-	(11,625)	(86,185)	(85,201)	(261,204)	(75,382)	7,941
Loss on disposal of investments	-	-	-	-	-	20,000	-
Future income tax expense	-	-	-	-	44,846	11,647	188
	287,653	309,145	577,453	575,527	1,479,109	1,296,194	751,982
Change in non-cash working capital							
Accounts receivable	42,989	939,297	(381,683)	(86,626)	(535,614)	56,642	(223,045)
Prepaids	-	-	(1,330)	-	-	-	-
Inventory	52,832	-	29,043	-	(372,999)	-	-
Accounts payable and accrued liabilities	188,116	(503,220)	2,898	(892,500)	(178,350)	(296,817)	951,865
Accrued management bonus	(96,196)	45,745	879,065	1,170,280	732,000	-	-
Income taxes payable	(25,965)	11,770	(7,780)	23,430	(11,043)	15,926	(21,987)
	449,429	802,737	1,097,666	790,111	1,113,103	1,071,945	1,458,815
Financing activities							
Note receivable	127,024	(115,654)	(10,385)	(115,654)	(102,299)	-	-
Repayment of obligation under capital lease	(343,191)	(294,764)	(666,446)	(572,123)	(1,167,523)	(881,651)	(1,026,045)
Shareholder advances	383,761	91,690	275,811	54,649	(69,672)	276,076	119,812
Bank indebtedness	(253,951)	(242,787)	(368,159)	140,689	177,685	(257,427)	(57,874)
	(86,357)	(561,515)	(769,179)	(492,439)	(1,161,809)	(863,002)	(964,107)
Investing activities							
Purchase of property and equipment	(27,621)	-	(240,041)	(206,201)	(406,145)	(323,521)	(486,157)
Sale of property and equipment	-	107,227	92,773	280,000	639,450	88,000	-
Investments	-	-	-	-	(232)	(90)	(41)
	(27,621)	107,227	(147,268)	73,799	233,073	(235,611)	(486,198)
Increase (decrease) in cash	335,451	348,449	181,219	371,471	184,367	(26,668)	8,510
Cash - Beginning of period	30,145	23,032	184,377	10	10	26,678	18,168
Cash - End of period	365,596	371,481	365,596	371,481	184,377	10	26,678
Supplementary information							
Interest paid	3,457	216,776	34,261	52,500	115,718	132,988	108,276
Income taxes paid	26,740	-	26,740	-	61,755	38,031	35,717
Non-cash transactions							
Property and equipment purchased through capital lease	-	20,945	-	133,600	1,434,326	2,099,722	995,127

332691 Alberta Ltd.
(operating as Gordon Bros. Construction Ltd.)
Notes to Consolidated Financial Statements

1 Nature of business

Gordon Bros. Construction Ltd. and 332691 Alberta Ltd. (the "Company") are privately owned and incorporated under the laws of the province of Alberta. The companies provide well site construction, road building and well site reclamation services in northern Alberta.

The Company's business is considered to have some seasonality, with peak levels generally in the first and fourth calendar year quarters.

2 Summary of significant accounting policies

These consolidated financial statements are stated in Canadian dollars and have been prepared in accordance with Canadian generally accepted accounting principles.

Principles of consolidation

The consolidated financial statements include the accounts of the Company and its wholly owned subsidiary, Gordon Bros. Construction Ltd. Intercompany balances and transactions have been eliminated on consolidation.

Property and equipment

Property and equipment are initially recorded at cost. Amortization is provided using the declining balance method at rates intended to amortize the cost of assets over their estimated useful lives.

Buildings	5%
Equipment	20%
Automotive	30%
Computer equipment	30%
Contractors mobile equipment	30%
Portable camp equipment	30%

Management assesses the carrying amount of property and equipment for impairment when facts and circumstances indicate a potential impairment. If it is determined that the estimated net recoverable amount is less than the net carrying amount, a writedown to the asset's fair value is recognized during the period.

Long-term investments

Other long-term investments are portfolio investments recorded at cost, less any write-down for other than temporary impairment.

Future income taxes

The Company uses the liability method of income tax allocation in accounting for income taxes. Under this method, future income tax assets and liabilities are determined based on temporary differences between the financial reporting and income tax bases of assets and liabilities, and measured using the substantively enacted tax rates and laws that will be in effect when the temporary differences are expected to reverse.

Inventory

Inventory is valued at the lower of cost and net realizable value. Cost is determined by the first-in, first-out method.

Measurement uncertainty

The preparation of financial statements in accordance with Canadian generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the period. Such estimates include providing amortization of property and equipment and the recoverability of accounts receivable. Actual results could differ from these estimates.

Revenue recognition

The Company's services are generally sold based upon purchase orders with the customer that include fixed or determinable prices. Revenue is recognized when services are rendered and when collectibility is reasonably assured.

3 Property and equipment

			March 31, 2006 (Unaudited)
	Cost $	Accumulated amortization $	Net $
Land	70,531	-	70,531
Buildings	408,120	89,526	318,594
Equipment	162,697	95,886	66,811
Automotive	1,617,920	963,102	654,818
Computer equipment	15,163	6,742	8,421
Contractors mobile equipment	5,857,532	3,286,712	2,570,820
Portable camp equipment	59,000	29,146	29,854
	8,190,963	4,471,114	3,719,849

	September 30, 2005		
	Cost $	**Accumulated amortization $**	**Net $**
Land	70,531	-	70,531
Buildings	383,762	81,690	302,072
Equipment	162,871	89,777	73,094
Automotive	1,424,032	801,542	622,490
Computer equipment	9,813	5,731	4,082
Contractors mobile equipment	5,812,202	2,862,410	2,949,792
Portable camp equipment	59,000	23,895	35,105
	7,922,211	3,865,045	4,057,166

	September 30, 2004		
	Cost $	**Accumulated amortization $**	**Net $**
Land	70,531	-	70,531
Buildings	261,177	69,017	192,160
Equipment	132,923	78,185	54,738
Automotive	1,288,288	714,979	573,309
Computer equipment	8,295	4,307	3,988
Contractors mobile equipment	5,776,893	2,916,491	2,860,402
Portable camp equipment	59,000	8,850	50,150
	7,597,107	3,791,829	3,805,278

Included in property and equipment as at March 31, 2006 are assets under capital lease with a cost of $4,729,018 (unaudited) (September 30, 2005 – $4,729,018; 2004 – $3,712,506) and accumulated amortization of $2,148,043 (unaudited) (September 30, 2005 – $1,856,871; 2004 – $1,167,166).

4 Related party transactions

The Company is related to 1103710 Alberta Ltd. which is owned by a relative of one of the shareholders of the Company. During the six-month period ended March 31, 2006, the Company had property and equipment rental expense of $nil (unaudited) (years ended September 30, 2004 – $20,000; 2004 – $nil) to the related company. During the six month period ended March 31, 2006, the Company incurred $60,000 (unaudited) related to management fees (September 30, 2005 – $140,000) of which $60,000 (unaudited) was included in accrued liabilities as at March 31, 2006 (September 30, 2005 - $120,000).

These transactions are measured at the exchange amount.

5 Investment

	March 31,	September 30,	
	2006 $ (Unaudited)	2005 $	2004 $
United Farmers of Alberta Patronage account	3,230	3,230	2,998

6 Share capital

Authorized
- Unlimited Class A common shares
- Unlimited Class B, non-voting, common shares
- Unlimited Class D, redeemable, retractable, non-voting preferred shares

Issued

	March 31,	September 30,	
	2006 $ (Unaudited)	2005 $	2004 $
346 Class A shares	44	44	44

7 Obligations under capital lease

	March 31, 2006 $ (Unaudited)	September 30, 2005 $	September 30, 2004 $
Capital lease obligation security is provided by specific leased equipment, repayable in monthly payments ranging from $966 - $15,669, including interest at rates ranging from 0% to 7.8% and matures on various dates to May, 2009.	2,051,433	2,717,879	2,451,076
Less: Obligations under capital lease due in one year	(1,006,741)	(1,205,201)	(1,037,618)
	1,044,692	1,512,678	1,413,458

Estimated principal repayments as at September 30, 2005 are as follows:

	$
2006	1,262,086
2007	887,577
2008	448,908
2009	247,592
	2,846,163
Less: Imputed interest	(128,284)
	2,717,879

8 Shareholder advances

Shareholder advances are unsecured, interest free and are repayable on demand.

9 Financial instruments

Fair values

The carrying value of cash, accounts receivable, note receivable, bank overdraft, accounts payable and accrued liabilities and accrued management bonus, approximate their fair values due to the relatively short period to maturity of the instruments and interest rates attached to the instruments. The fair values of shareholder advances and obligations under capital lease are not practicably determinable.

Credit risk

The Company is exposed to credit risk on the accounts receivable from its customers. In order to reduce its credit risk, the Company has adopted credit policies that include the analysis of the financial position of its customers and the regular review of their credit limits.

As at March 31, 2005, the Company had 90% of accounts receivable (unaudited) (September 30, 2005 – 71%; 2004 – 50%) from three customers.

Interest rate risk

The Company is exposed to interest rate risk in respect of the obligations under capital lease which bear fixed and fluctuating rates of interest.

10 Income taxes

The income tax provision recorded differs from the income tax obtained by applying the statutory income tax rates to the income for the period and is reconciled as follows:

	Three months ended December 31,		Six months ended March 31,		Years ended September 30,		
	2006 $ (Unaudited)	2005 $ (Unaudited)	2006 $ (Unaudited)	2005 $ (Unaudited)	2005 $	2004 $	2003 $
Earnings before income taxes	4,807	73,016	110,715	145,350	578,332	408,514	66,884
Combined statutory rate	16.12%	16.12%	16.12%	16.12%	16.12%	16.12%	17.37%
Calculated expected income taxes	775	11,770	17,847	23,430	93,227	65,852	11,618
Increase (decrease)							
Non-deductible expenses	-	-	-	-	657	4,354	2,307
Other	-	-	-	-	(682)	(476)	-
	775	11,770	17,847	23,430	93,202	69,730	13,925
Represented by							
Current income tax provision	775	11,770	17,847	23,430	48,456	58,083	13,737
Future income tax provision	-	-	-	-	44,846	11,647	188
	775	11,770	17,847	23,430	93,302	69,730	13,925

The component of future income tax liability is as follows:

	Six months ended March 31,	Years ended September 30,	
	2006 $	2005 $	2004 $
Carrying value of property and equipment in excess of tax value	67,514	67,514	22,668

(6)

11 Segmented information

In the opinion of management, the Company has only one business segment, which is the business of oilfield construction services in Canada.

12 Economic dependence

During the six months ended March 31, 2006, the Company had sales of 80% (unaudited) (years ended September 30, 2005 – 84% (each customer at 62%, 12% and 10%); 2004 – 89% (each customer at 41%, 35% and 13%); 2003 – 93% (each customer at 53%, 30% and 10%)) to three customers.

13 Subsequent event

Initial public offering

On __________, Petrowest Energy Services Trust (the "Trust") filed a prospectus relating to the initial public offering of up to • million trust units for $10 per unit (the "Offering"). Costs of the Offering are estimated to be $2.7 million, and fees payable to the agents are estimated to be $ •, resulting in net proceeds of $ • million.

The Trust, through a subsidiary, will acquire 100% of the shares of the Company and all outstanding shareholders loans for $5,922,429 and 888,363 Trust units at a deemed price of $10 per unit. The cash payment will be adjusted post-closing for changes in working capital, long-term debt and shareholder loans to the date of closing.

Roy Larson Construction Ltd.

Financial Statements
February 28, 2006
May 31, 2005 and 2004

PRICEWATERHOUSECOOPERS

PricewaterhouseCoopers LLP
Chartered Accountants
111 5th Avenue SW, Suite 3100
Calgary, Alberta
Canada T2P 5L3
Telephone +1 (403) 509 7500
Facsimile +1 (403) 781 1825

May 5, 2006
(except for note 14, which is as at • , 2006)

Auditors' Report

To the Shareholders of
Roy Larson Construction Ltd.

We have audited the balance sheets of Roy Larson Construction Ltd. as at May 31, 2005 and 2004, and the statements of earnings and retained earnings and cash flows for each of the years in the three year period ended May 31, 2005. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with Canadian generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these financial statements present fairly, in all material respects, the financial position of the Company as at May 31, 2005 and 2004, and the results of its operations and its cash flows for each of the years in the three year period ended May 31, 2005 in accordance with Canadian generally accepted accounting principles.

Chartered Accountants

Calgary, Alberta

Roy Larson Construction Ltd.
Balance Sheets

	February 28,		May 31,
	2006 $ (Unaudited)	2005 $	2004 $
Assets			
Current assets			
Cash and cash equivalents	856,422	1,739,098	323,736
Accounts receivable	4,327,197	1,960,123	1,512,837
Prepaid expenses	80,920	68,500	-
	5,264,539	3,767,721	1,836,573
Investments (note 3)	25,873	25,873	25,808
Property and equipment (note 4)	10,507,490	8,244,270	6,337,672
	15,797,902	12,037,864	8,200,053
Liabilities			
Current liabilities			
Accounts payable and accrued liabilities	756,828	706,481	482,166
Accrued management bonus	2,523,098	2,972,000	1,539,500
Income taxes payable	49,710	7,616	19,755
Callable debt (note 5)	1,854,151	1,482,685	1,108,822
Current portion of capital lease obligations (note 6)	2,313,622	1,992,729	1,562,181
	7,497,409	7,161,511	4,712,424
Shareholder advances (note 7)	3,052,964	1,467,480	1,072,906
Future income tax liability (note 11)	166,862	93,433	74,575
Capital lease obligations (note 6)	2,375,666	1,694,213	1,032,982
	13,092,901	10,416,637	6,892,887
Shareholders' Equity			
Share capital (note 8)	150	150	150
Retained earnings	2,704,851	1,621,077	1,307,016
	2,705,001	1,621,227	1,307,166
	15,797,902	12,037,864	8,200,053

Commitments (note 9)

Approved on behalf of Petrowest Energy Services Trust by Petrowest Energy Services General Partner Ltd., as Administrator

(signed) "*Kenneth N. Drysdale*"
Director

(signed) "*D. Hugh Gillard*"
Director

Roy Larson Construction Ltd.

Statements of Earnings and Retained Earnings

	Three months ended February 28,		Nine months ended February 28,		Years ended May 31,		
	2006 $ (Unaudited)	2005 $ (Unaudited)	2006 $ (Unaudited)	2005 $ (Unaudited)	2005 $	2004 $	2003 $
Revenue	5,865,092	5,593,755	17,011,548	14,766,618	18,442,453	13,280,703	12,268,062
Expenses							
Operating and administrative	3,836,553	3,840,105	11,403,051	9,301,983	12,758,236	9,700,797	9,900,758
Amortization	713,688	500,410	2,060,237	1,506,886	2,179,727	1,627,682	1,161,064
Interest – current	1,929	2,013	10,811	8,012	13,254	15,479	13,956
Interest on callable debt and capital lease obligation	78,366	55,705	203,220	189,364	238,803	169,869	148,625
Management bonus	1,061,994	1,162,021	2,523,098	3,200,963	2,972,000	1,539,500	1,019,400
	5,692,530	5,560,259	16,200,417	14,207,208	18,162,020	13,053,327	12,243,803
	172,562	33,496	811,131	559,410	280,433	227,376	24,259
Other income (expense)							
Dividend income	-	-	-	-	88	9,030	-
Gain (loss) on disposal of property and equipment	55,293	9,657	481,498	(25,853)	82,896	281,744	-
	55,293	9,657	481,498	(25,853)	82,984	290,774	-
Earnings before income taxes	227,855	43,153	1,292,629	533,557	363,417	518,150	24,259
Income tax expense (note 11)	36,891	7,153	208,855	86,922	49,356	93,360	6,835
Earnings for the period	190,964	36,000	1,083,774	446,635	314,061	424,790	17,424
Retained earnings – Beginning of period	2,513,887	1,717,651	1,621,077	1,307,016	1,307,016	882,226	864,802
Retained earnings – End of period	2,704,851	1,753,651	2,704,851	1,753,651	1,621,077	1,307,016	882,226

Roy Larson Construction Ltd.

Statements of Cash Flows

	Three months ended February 28,		Nine months ended February 28,		Years ended May 31,		
	2006 $ (Unaudited)	2005 $ (Unaudited)	2006 $ (Unaudited)	2005 $ (Unaudited)	2005 $	2004 $	2003 $
Cash provided by (used in)							
Operating activities							
Earnings for the period	190,964	36,000	1,083,774	446,635	314,061	424,790	17,424
Items not affecting cash							
Amortization	713,688	500,410	2,060,237	1,506,886	2,179,727	1,627,682	1,161,064
Loss (gain) on disposal of property and equipment	(55,293)	(9,657)	(481,498)	25,853	(82,896)	(281,744)	-
Future income tax expense	8,913	1,564	73,429	(4,188)	18,858	63,924	3,982
	858,272	528,317	2,735,942	1,975,186	2,429,750	1,834,652	1,182,470
Changes in working capital							
Accounts receivable	(28,123)	19,452	(2,367,074)	(2,189,539)	(447,286)	(763,031)	(83,996)
Prepaids	(66,045)	(10,885)	(12,420)	(10,885)	(68,500)	-	932
Accounts payable and accrued liabilities	144,317	(72,483)	50,347	62,345	224,315	(134,798)	134,463
Income taxes	13,977	(12,646)	42,094	6,320	(12,139)	(19,869)	(18,534)
Accrued management bonus	1,061,994	1,162,021	(448,902)	1,661,463	1,432,500	1,539,500	-
	1,126,120	1,085,459	(2,735,955)	(470,296)	1,128,890	621,802	32,865
	1,984,392	1,613,776	(13)	1,504,890	3,558,640	2,456,454	1,215,335
Investing activities							
Property and equipment purchases	(187,068)	(172,019)	(1,608,031)	(926,192)	(2,019,989)	(2,044,206)	(1,233,462)
Proceeds from property and equipment disposals	182,480	182,750	911,813	814,993	1,237,052	777,500	-
Investment purchases	-	-	-	-	(65)	(23,608)	-
	(4,588)	10,731	(696,218)	(111,199)	(783,002)	(1,290,314)	(1,233,462)
Financing activities							
Proceeds from callable debt	100,971	13,800	850,373	487,531	1,255,245	1,118,722	737,139
Callable debt and capital lease obligation repayments	(947,798)	(638,501)	(2,622,302)	(2,309,568)	(3,010,095)	(2,166,595)	(1,764,132)
Shareholder advances	(93,893)	(95,572)	1,585,484	639,560	394,574	(488,071)	878,998
	(940,720)	(720,273)	(186,445)	(1,182,477)	(1,360,276)	(1,535,944)	(147,995)
Increase (decrease) in cash	1,039,084	904,234	(882,676)	211,214	1,415,362	(369,804)	(166,122)
Cash and cash equivalents – Beginning of period	(182,662)	(369,284)	1,739,098	323,736	323,736	693,540	859,662
Cash and cash equivalents – End of period	856,422	534,950	856,422	534,950	1,739,098	323,736	693,540
Supplementary information							
Interest paid	80,295	57,723	214,031	197,376	252,057	185,348	162,581
Income taxes paid	-	-	50,978	59,067	92,546	49,305	21,061
Non-cash transactions							
Property and equipment purchased through capital lease	666,196	227,250	3,145,741	2,590,575	3,220,492	2,058,946	1,321,696

1 Nature of business

Roy Larson Construction Ltd. (the "Company") is a privately owned company, that operates a well site construction, site restoration and road building business whose predecessors were incorporated under the Alberta Business Corporations Act in 1986.

The Company's business is considered to have some seasonality, with peak levels generally in the first and fourth calendar year quarters.

2 Summary of significant accounting policies

The financial statements are stated in Canadian dollars and have been prepared in accordance with Canadian generally accepted accounting principles.

Cash and cash equivalents

Included in cash and cash equivalents are bank overdrafts.

Investments

The Company accounts for investments on a cost basis. Investments are written down to their net realizable value should a decline in value occur that is not considered temporary.

Property and equipment

Property and equipment are initially recorded at cost. Rates of amortization applied on a declining balance basis to write off the cost of property and equipment over their estimated useful lives are as follows:

Buildings	4%
Generating equipment	8%
Equipment	20%
Furniture and fixtures	20%
Contractors moveable equipment	30%
Automotive equipment	30% – 40%
Computer equipment	30%

Management assesses the carrying amount of property and equipment for impairment when facts and circumstances indicate a potential impairment. If it is determined that the estimated net recoverable amount is less than the net carrying amount, a writedown to the asset's fair value is recognized during the period.

Future income taxes

The Company uses the liability method of income tax allocation in accounting for income taxes. Under this method, future income tax assets and liabilities are determined based on temporary differences between the financial reporting and income tax bases of assets and liabilities, and are measured using the substantively enacted income tax rates and laws that will be effect when the temporary differences are expected to reverse.

Measurement uncertainty

The preparation of financial statements in conformity with Canadian generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amount of assets and liabilities, disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of the revenues and expenses during the period. Such estimates include providing amortization of property and equipment and recoverability of accounts receivable. Actual results could differ from these estimates.

Revenue recognition

The Company' services are generally sold based on purchase orders with a customer that includes fixed or determinable prices. Revenue is recognized when services are rendered and when collectibility is reasonably assured.

3 Investments

	February 28,		May 31,
	2006 $ (Unaudited)	2005 $	2004 $
Golf and Country Club – 1 share	2,200	2,200	2,200
UFA patronage equity	23,673	23,673	23,608
	25,873	25,873	25,808

(2)

4 Property and equipment

	February 28, 2006		
	Cost $	Accumulated amortization $	Net $ (Unaudited)
Land	673,900	-	673,900
Buildings	947,788	92,299	855,489
Generating equipment	78,875	6,719	72,156
Equipment	272,745	106,483	166,262
Furniture and fixtures	41,698	24,703	16,995
Contractors moveable equipment	13,249,635	5,651,773	7,597,862
Automotive equipment	1,857,967	742,522	1,115,445
Computer equipment	21,590	12,209	9,381
	17,144,198	6,636,708	10,507,490

	May 31, 2005		
	Cost $	Accumulated amortization $	Net $
Land	28,000	-	28,000
Buildings	641,301	70,616	570,685
Generating equipment	78,875	4,493	74,382
Equipment	225,483	96,532	128,951
Furniture and fixtures	38,920	21,958	16,962
Contractors moveable equipment	10,834,972	4,377,877	6,457,095
Automotive equipment	1,646,705	684,272	962,433
Computer equipment	16,057	10,295	5,762
	13,510,313	5,266,043	8,244,270

			May 31, 2004
	Cost $	Accumulated amortization $	Net $
Land	28,000	-	28,000
Buildings	516,106	49,406	466,700
Generating equipment	52,540	1,943	50,597
Equipment	226,460	86,121	140,339
Furniture and fixtures	38,920	17,717	21,203
Contractors moveable equipment	7,993,547	3,315,672	4,677,875
Automotive equipment	1,494,692	549,965	944,727
Computer equipment	16,057	7,826	8,231
	10,366,322	4,028,650	6,337,672

Included in property and equipment as at February 28, 2006 are assets under capital leases with a cost of $10,215,864 (unaudited) (May 31, 2005 – $7,007,982; 2004 – $4,123,686) and accumulated amortization of $3,427,298 (unaudited) (May 31, 2005 – $2,148,989; 2004 – $1,067,992).

5 Callable debt

	February 28,		May 31,
	2006 $ (Unaudited)	2005 $	2004 $
Term loans security is provided by related property and equipment, are repayable in monthly payments ranging from $1,730 to $8,550, including interest at rates ranging from 5.3% to 7.0%, maturing at various dates to December 2009 and payable on demand.	1,239,611	1,482,685	1,108,822
Term loans security is provided by related property and equipment, repayable in monthly payments ranging from $4,960 to $7,386, including interest at rates ranging from prime plus 1.0% to 1.5%, maturing at various dates to May 2012 and payable on demand.	614,540	-	-
	1,854,151	1,482,685	1,108,822

The net book value of the security provided by related property and equipment for the above term loans are $1,808,863 at May 31, 2005 (2004 – $957,321).

Estimated principal repayments as at May 31, 2005 are as follows:

	$
2006	585,255
2007	512,732
2008	276,283
2009	108,415
	1,482,685

At May 31, 2005, the Company was in breach of a debt covenant related to the current ratio for the above term loans. The Company obtained a waiver from its lendors until May 31, 2006.

The Company has a line of credit which has an available credit facility of $500,000 that has not been drawn upon at May 31, 2005. The line of credit security is provided by a general security agreement.

6 Capital lease obligations

	February 28,		May 31,
	2006 $ (Unaudited)	2005 $	2004 $
Capital lease obligations security is provided by related property and equipment, are repayable in monthly payments of $114,366, including interest at rates ranging from 0.00% to 6.59%, maturing on various dates ranging from May 2005 to September 2009.	4,689,288	3,686,942	2,595,163
Less: Current portion	(2,313,622)	(1,992,729)	(1,562,181)
	2,375,666	1,694,213	1,032,982

Repayments on capital leases as at May 31, 2005 are estimated as follows:

	$
2006	2,203,374
2007	1,474,221
2008	354,856
	4,032,451
Less: Imputed interest	(345,509)
	3,686,942

Contractors moveable equipment has been pledged as security for the capital lease obligations.

7 Shareholder advances

The shareholder advances are unsecured and interest free.

8 Share capital

Authorized

Unlimited number of Class A voting common shares
Unlimited number of Class B voting common shares
Unlimited number of Class C non-voting redeemable, retractable preferred shares
Unlimited number of Class D non-voting redeemable, retractable preferred shares
2,000 Class E voting special shares
Unlimited number of Class F common shares

Issued

	February 28,		May 31,
	2006 $ (Unaudited)	2005 $	2004 $
150 Class A shares	150	150	150

9 Commitments

The future minimum operating lease payments for equipment as at May 31, 2005 are as follows:

	$
2006	752,048
2007	254,162
2008	127,313
	1,133,523

Subsequent to May 31, 2005, the Company has entered into four new operating leases. The future minimum operating lease payments for these leases total $935,057 are repayable as follows:

	$
2006	261,339
2007	230,358
2008	196,537
2009	155,856
2010	90,967
	935,057

Subsequent to February 28, 2006, the Company restructured two lease agreements. As a result, these leases changed from being accounted for as capital leases to operating leases. As at February 28, 2006, the assets had a net book value of $744,871, with related loans outstanding of $671,421.

10 Financial instruments

Fair value

The carrying value of cash and cash equivalent, accounts receivable, accounts payable and accrued liabilities and accrued management bonus approximate their fair value due to the relatively short term to maturity of the instruments. The fair value of shareholder advances and capital lease obligations are not practicably determinable. The fair value of long-term debt approximates carrying values as the interest rates approximates the market rates.

Credit risk

The Company is exposed to credit risk on the accounts receivable from its customers. In order to reduce its credit risk, the Company has adopted credit policies that include an analysis of the financial position of its customers and a regular review of their credit limits.

As at February 28, 2006, 65% (unaudited) (May 31, 2005 – 73%; May 31, 2004 – 83%) of the accounts receivable of the Company were from three customers.

Interest rate risk

The Company is exposed to interest rate price risk in respect of the long-term debt which bears fixed and floating rates of interest.

11 Income taxes

Reconciliation of effective tax rate to the Canadian federal tax rate

The income tax provision recorded differs from the income tax obtained by applying the statutory income tax rates to earnings for the year and is reconciled as follows:

	Three months ended February 28,		Nine months ended February 28,		Years ended May 31,		
	2006 $ (Unaudited)	2005 $ (Unaudited)	2006 $ (Unaudited)	2005 $ (Unaudited)	2005 $	2004 $	2003 $
Earnings before income taxes	227,855	43,153	1,292,629	533,557	363,417	518,150	24,259
Combined federal and provincial statutory tax rate	16.12%	16.20%	16.12%	16.20%	16.12%	18.12%	20.71%
Calculated expected income taxes	36,730	6,991	208,372	86,436	58,583	93,889	5,024
Increase (decrease) resulting from the tax effect of:							
Non-deductible expenses	161	162	483	486	890	770	1,811
Rate change and other	-	-	-	-	(10,117)	(1,299)	-
	36,891	7,153	208,855	86,922	49,356	93,360	6,835
Represented by							
Current tax provision	27,978	5,589	135,426	91,110	30,498	29,436	2,853
Future tax provision (recovery)	8,913	1,564	73,429	(4,188)	18,858	63,924	3,982
	36,891	7,153	208,855	86,922	49,356	93,360	6,835

The components of future income tax balances are as follows:

	February 28,	May 31,	
	2006	2005	2004
	$	$	$
	(Unaudited)		
Property and equipment carrying value in excess of tax values	166,862	93,433	74,575

12 Segmented information

In the opinion of management, the Company has only one business segment, which is the business of oil field and road construction.

13 Economic dependence

During the nine-month period ended February 28, 2006, 75% (unaudited) (February 28, 2005 –79% (unaudited)) and the year ended May 31, 2005 – 80% (each customer at 34%, 24% and 22%; May 31, 2004 – 73% (each customer at 30%, 23% and 20%); May 31, 2003 – 84% (each customer at 64%, 10% and 10%)) of the Company's sales were to three customers.

14 Subsequent events

Initial public offering

On __________, Petrowest Energy Services Trust (the "Trust") filed a prospectus relating to the initial public offering of up to • million trust units for $10 per unit (the "Offering"). Costs of the Offering are estimated to be $2.7 million and fees payable to the agents are estimated to be $ •, resulting in net proceeds of $ • million.

The Trust, through a subsidiary, will acquire 100% of the shares of the Company and all outstanding shareholder loans for $11,909,810 and 1,190,981 Trust units at a deemed price of $10 per unit. The cash payment will be adjusted post-closing for changes in working capital, long-term debt and shareholder loans to the date of closing.

310423 Alberta Ltd.

(Operating as Wales Contractors Ltd.)
Consolidated Financial Statements
February 28, 2006
August 31, 2005 and 2004



PricewaterhouseCoopers LLP
Chartered Accountants
111 5th Avenue SW, Suite 3100
Calgary, Alberta
Canada T2P 5L3
Telephone +1 (403) 509 7500
Facsimile +1 (403) 781 1825

May 5, 2006
(except for note 15, which is as at • , 2006)

Auditors' Report

To the Shareholders of
310423 Alberta Ltd.

We have audited the consolidated balance sheets of **310423 Alberta Ltd.** (operating as Wales Contractors Ltd.) as at August 31, 2005 and 2004 and the consolidated statements of earnings and retained earnings and cash flows for each of the years in the three-year period ended August 31, 2005. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with Canadian generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Company as at August 31, 2005 and 2004 and the results of its operations and its cash flows for the each of the years in the three-year period ended August 31, 2005 in accordance with Canadian generally accepted accounting principles.

Chartered Accountants

Calgary, Alberta

310423 Alberta Ltd.
(Operating as Wales Contractors Ltd.)
Consolidated Balance Sheets

	February 28,		August 31,
	2006 $ (Unaudited)	2005 $	2004 $
Assets			
Current assets			
Cash and cash equivalents	1,054,142	428,005	114,812
Accounts receivable	4,318,424	4,262,591	3,021,780
Inventory	51,972	-	-
Prepaid expenses and deposits	160,871	60,128	50,252
Income taxes recoverable	16,028	54,639	-
Marketable security (note 3)	-	-	306,065
	5,601,437	4,805,363	3,492,909
Property and equipment (note 4)	8,283,740	8,617,807	7,929,274
Investments (note 5)	37,938	37,938	76,407
Due from related company (note 6)	1,055,323	1,059,739	844,728
	14,978,438	14,520,847	12,343,318
Liabilities			
Current liabilities			
Accounts payable and accrued liabilities	669,431	311,012	793,707
Income taxes payable	19,750	15,502	22,100
Accrued management bonus	4,080,830	3,900,000	1,720,000
Shareholder advances (note 6)	46,836	2,244	46,618
Current portion of obligations under capital lease (note 7)	2,222,280	1,822,270	1,651,825
	7,039,127	6,051,028	4,234,250
Future income taxes (note 12)	487,096	498,724	487,216
Obligations under capital lease (note 7)	1,400,740	2,095,790	2,025,940
	8,926,963	8,645,542	6,747,406
Shareholders' Equity			
Share capital (note 8)	338	338	338
Retained earnings	6,051,137	5,874,967	5,595,574
	6,051,475	5,875,305	5,595,912
	14,978,438	14,520,847	12,343,318

Commitments (note 10)

Approved on behalf of Petrowest Energy Services Trust by Petrowest Energy Services General Partner Ltd., as Administrator

(signed) "*Kenneth N. Drysdale*"
Director

(signed) "*D. Hugh Gillard*"
Director

310423 Alberta Ltd.

(Operating as Wales Contractors Ltd.)
Consolidated Statements of Earnings and Retained Earnings

	Three months ended February 28,		Six months ended February 28,		Years ended August 31,		
	2006 $ (Unaudited)	2005 $ (Unaudited)	2006 $ (Unaudited)	2005 $ (Unaudited)	2005 $	2004 $	2003 $
Revenue	5,539,431	5,118,629	10,767,981	10,703,652	19,088,080	11,021,096	8,718,423
Expenses							
Operating and administrative	3,542,672	3,321,288	7,320,964	7,103,274	13,078,811	7,239,206	5,786,626
Amortization	571,034	794,826	1,146,472	1,233,637	2,111,259	1,729,235	1,393,353
Interest – current	837	6,961	1,222	9,589	18,722	13,650	14,075
Interest on obligations under capital lease	20,239	25,663	46,703	63,530	134,537	106,228	167,000
Management bonus	1,194,822	1,001,541	1,989,644	2,303,084	3,900,000	1,720,000	1,160,000
	5,329,604	5,150,279	10,505,005	10,713,114	19,243,329	10,808,319	8,521,054
	209,827	(31,650)	262,976	(9,462)	(155,249)	212,777	197,369
Other income (expenses)							
Interest and other income	1,495	3,306	1,942	8,032	13,100	26,883	10,642
Gain on disposal of property and equipment	-	332,917	-	374,309	432,304	151,129	60,402
Gain (loss) on sale of investment	-	(10,000)	-	(10,000)	13,641	2,393	584
Earnings before income taxes	211,322	294,573	264,918	362,879	303,796	393,182	268,997
Income tax expense (note 12)	35,516	49,179	44,156	60,244	24,403	45,400	49,206
Net earnings for the period	175,806	245,394	220,762	302,635	279,393	347,782	219,791
Retained earnings – Beginning of period	5,919,923	5,652,815	5,874,967	5,595,574	5,595,574	5,305,792	5,086,001
Dividends	(44,592)	-	(44,592)	-	-	(58,000)	-
Retained earnings – End of period	6,051,137	5,898,209	6,051,137	5,898,209	5,874,967	5,595,574	5,305,792

310423 Alberta Ltd.

(Operating as Wales Contractors Ldt.)

Consolidated Statements of Cash Flows

	Three months ended February 28		Six months ended February 28,		Years ended August 31,		
	2006 $ (Unaudited)	2005 $ (Unaudited)	2006 $ (Unaudited)	2005 $ (Unaudited)	2005 $	2004 $	2003 $
Cash provided by (used in)							
Operating activities							
Net earnings for the period	175,806	245,394	220,762	302,635	279,393	347,782	219,791
Items not affecting cash							
Amortization	571,034	794,826	1,146,472	1,233,637	2,111,259	1,729,235	1,393,353
Gain on disposal of property and equipment	-	(332,917)	-	(374,309)	(432,304)	(151,129)	(60,402)
Loss (gain) on sale of investment	-	10,000	-	10,000	(13,641)	(2,393)	(584)
Future income tax (recovery) expense	(24,611)	(3,876)	(11,628)	(2,924)	11,508	(50,008)	14,260
	722,229	713,427	1,355,606	1,169,039	1,956,215	1,873,487	1,566,418
Changes in non-cash working capital							
Accounts receivable	(223,296)	330,791	(55,833)	(939,392)	(1,240,811)	(791,598)	(243,627)
Inventory	-	-	(51,972)	-	-	-	-
Income taxes payable	88,588	18,373	42,859	8,707	(61,237)	14,783	(37,655)
Prepaid expenses and deposits	(85,840)	-	(100,743)	-	(9,876)	(6,497)	6,434
Accounts payable and accrued liabilities	703,045	67,855	358,419	(285,744)	(482,695)	447,384	(474,556)
Accrued management bonus	(880,830)	18,537	180,830	1,471,483	2,180,000	560,000	780,000
	323,896	1,148,983	1,729,166	1,424,093	2,341,596	2,097,559	1,597,014
Financing activities							
Repayments of obligations under capital lease	-	(417,662)	(817,486)	(405,828)	(3,246,220)	(2,058,593)	(1,968,654)
Advances to (repayment from) related company	(364)	28,256	4,416	(24,034)	(215,011)	(68,361)	(27,604)
Dividends paid	(44,592)	-	(44,592)	-	-	(58,000)	-
Advances from (repayments to) shareholders	44,592	-	44,592	-	(44,374)	43,096	-
Bank indebtedness	-	-	-	-	-	(177,202)	35,925
	(364)	(389,406)	(813,070)	(429,862)	(3,505,605)	(2,319,060)	(1,960,333)
Investing activities							
Purchase of property and equipment	(289,959)	-	(289,959)	(1,670,329)	(2,568,642)	(1,199,700)	(814,135)
Proceeds on disposal of property and equipment	-	260,090	-	1,107,819	3,687,669	1,649,962	1,091,400
Purchase of investments	-	-	-	-	-	(8,070)	(4,390)
Proceeds from sale of investments	-	-	-	100	52,110	-	-
Proceeds from maturity of marketable securities	-	-	-	-	306,065	-	90,444
Purchase of marketable securities	-	-	-	-	-	(105,879)	-
	(289,959)	260,090	(289,959)	(562,410)	1,477,202	336,313	363,319
Increase in cash	33,573	1,019,667	626,137	431,821	313,193	114,812	-
Cash (bank indebtedness) – Beginning of period	1,020,569	(473,034)	428,005	114,812	114,812	-	-
Cash and cash equivalents – End of period	1,054,142	546,633	1,054,142	546,633	428,005	114,812	-
Supplementary cash flow information							
Interest paid	21,076	32,624	47,925	73,119	153,259	119,878	180,978
Income taxes	28,460	11,738	39,460	31,479	86,573	79,278	71,981
Non-cash transactions							
Property and equipment purchases through capital lease	39,726	549,712	522,790	549,712	3,486,515	3,267,556	1,219,214

1 Nature of business

310423 Alberta Ltd. (the "Company") was incorporated under the Business Corporations Act of the Province of Alberta on January 16, 1984. The Company provides wellsite construction, road building and well site reclamation to oil and gas companies.

The Company's business is considered to have some seasonality, with peak levels generally in the first and fourth calendar year quarters.

2 Summary of significant accounting policies

The consolidated financial statements of 310423 Alberta Ltd. and its wholly owned subsidiary Wales Contracting Ltd., are stated in Canadian dollars and have been prepared in accordance with Canadian generally accepted accounting principles.

Cash and cash equivalents

Included in cash and cash equivalents are bank overdrafts.

Inventory

Inventory is valued at the lower of cost and net realizable value, with cost being determined on a first-in, first-out basis.

Principles of consolidation

The consolidated financial statements include the accounts of the Company and its wholly owned subsidiary, Wales Contractors Ltd. Intercompany balances and transactions have been eliminated on consolidation.

Property and equipment

Property and equipment are initially recorded at cost. Amortization is provided at cost less estimated salvage value using the following methods and rates:

Contractors' equipment	5 years straight-line
Contractors' equipment under capital lease	5 years straight-line
Automobiles and automotive equipment	20% – 30% declining balance
Automobiles and automotive equipment under capital lease	20% – 30% declining balance
Equipment	10% – 30% declining balance

Management assesses the carrying amount of property and equipment for impairment when facts and circumstances indicate potential impairment. If it is determined that the estimated net recoverable amount is less than the net carrying amount, a writedown to the asset's fair value is recognized during the period. No impairment loss has been recorded to date.

Investments

Investments are recorded at cost. Investments are written down to their fair value if their fair value is less than their carrying value.

Marketable securities

Marketable securities are recorded at amortized cost. Marketable securities are written down to their net realizable value should a decline in value occur that is not considered temporary.

Future income taxes

The Company uses the liability method of income tax allocation in accounting for income taxes. Under this method, future income tax assets and liabilities are determined based on temporary differences between the financial reporting and income tax bases of assets and liabilities, and measured using the substantively enacted tax rates and laws that will be in effect when the temporary differences are expected to reverse.

Measurement uncertainty

The preparation of financial statements in conformity with Canadian generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the period. Such estimates include providing amortization of property and equipment and recoverability of accounts receivable. Actual results could differ from these estimates.

Revenue recognition

The Company's services are generally based upon purchase orders with the customer that include fixed or determinable prices. Revenue is recognized when services are rendered and when collectability is reasonably assured.

3 Marketable security

	February 28,		August 31,
	2006 $ (Unaudited)	2005 $	2004 $
Government of Canada Treasury Bill – 1.962% maturing September 2004	-	-	306,065

The market value of the investment at August 31, 2004 was $306,515.

4 Property and equipment

			February 28, 2006
	Cost $	Accumulated amortization $	Net $ (Unaudited)
Contractors' equipment	4,194,416	1,704,522	2,489,894
Contractors' equipment under capital lease	6,683,704	1,654,122	5,029,582
Automobiles and automotive equipment	883,413	430,515	452,898
Equipment	586,241	274,875	311,366
	12,347,774	4,064,034	8,283,740

			August 31, 2005
	Cost $	Accumulated amortization $	Net $
Contractors' equipment	3,944,598	1,183,950	2,760,648
Contractors' equipment under capital lease	6,543,585	1,473,358	5,070,227
Automobiles and automotive equipment	573,874	289,698	284,176
Automobiles and automotive equipment under capital lease	219,275	70,980	148,295
Equipment	578,925	224,464	354,461
	11,860,257	3,242,450	8,617,807

			August 31, 2004
	Cost $	Accumulated amortization $	Net $
Contractors' equipment	2,832,455	1,270,960	1,561,495
Contractors' equipment under capital lease	7,063,586	1,672,948	5,390,638
Automobiles and automotive equipment	630,681	349,713	280,968
Automobiles and automotive equipment under capital lease	182,221	27,333	154,888
Equipment	711,264	169,979	541,285
	11,420,207	3,490,933	7,929,274

5 Investments

	February 28,		August 31,
	2006 $ (Unaudited)	2005 $	2004 $
United Farms of Alberta – patronage account	37,938	37,938	32,809
Other investments	-	-	43,598
	37,938	37,938	76,407

6 Due to (from) related parties

During the year, loans were advanced to/from related parties. The companies are related by virtue of common ownership. The Company also has amounts owing to shareholders. The amounts bear no interest and have no fixed terms of repayment.

	February 28,		August 31,
	2006 $ (Unaudited)	2005 $	2004 $
Due from related company	1,055,323	1,059,739	844,728
Shareholder advances	(46,836)	(2,244)	(46,618)

7 Obligations under capital lease

	February 28,		August 31,
	2006 $ (Unaudited)	2005 $	2004 $
Obligations under capital lease bearing interest at various fixed rates, ranging from 0% to 5.65%, payable in various blended monthly instalments totalling $183,540 per month, maturing on various dates to 2008.	3,623,020	3,918,060	3,677,765
Less: Current portion	(2,222,280)	(1,822,270)	(1,651,825)
	1,400,740	2,095,790	2,025,940

Principal repayments on obligation under capital lease as at August 31, 2005 in each of the next three years are estimated as follows:

	$
2006	1,849,689
2007	1,767,416
2008	370,681
	3,987,786
Less: Imputed interest	(69,726)
	3,918,060

Contractors equipment has been pledged as security for the capital lease obligations.

8 Share capital

Authorized
20,000 Class A, voting, common shares
Unlimited number of Class B, non-voting, common shares

Issued

	February 28,	August 31,	
	2006 $ (Unaudited)	2005 $	2004 $
200 Class A common shares	200	200	200
460 Class B common shares	138	138	138
	338	338	338

9 Related party transactions

The Company paid $60,000 (unaudited) during the six-month periods ended February 28, 2006 (2005 – $80,439) (unaudited) (years ended August 31, 2005 – $114,000; 2004 – $72,000; 2003 – $72,000) to a company related by virtue of common ownership, for equipment rental expenses and $12,708 (unaudited) during the six-months ended February 28, 2006 (year ended August 31, 2005 – $82,666; 2004 – $nil; 2003 – $nil) for freight expense. The Company also sold assets with the net book value of $nil (unaudited) during the six-month ended February 28, 2006 and 2005 (years ended August 31, 2005 – $140,712; 2004 – $1,606; 2003 – $nil) to a related party. All related party transactions have been recorded at the exchange amount.

10 Line of credit

The Company has a line of credit that has an available credit facility of $900,000 that has not been drawn on as at August 31, 2005. The line of credit security is provided by a general assignment of accounts receivable and guarantees amounting to $900,000 by the Company, a related company and the shareholders.

11 Financial instruments

Fair value

The carrying value of cash and cash equivalents, accounts receivable, bank indebtedness, accounts payable and accrued liabilities and accrued management bonus approximate their fair value due to the relatively short period to maturity of the instruments and interest rates attached to the instruments. The fair value of amounts due from related company, shareholder advances and obligations under capital leases are not practicably determinable.

Credit risk

The Company is exposed to credit risk on the accounts receivable from its customers. In order to reduce its credit risk, the Company has adopted credit policies that include the analysis of the financial position of its customers and the regular review of their credit limits.

As at February 28, 2006, 70% (unaudited) (August 31, 2005 – 89%; 2004 – 83%) of the accounts receivable of the Company was from three customers.

Interest rate risk

The Company is exposed to interest rate risk which bears fixed rates of interest, primarily through its capital lease obligations.

310423 Alberta Ltd.
(Operating as Wales Contractors Ltd.)
Notes to Consolidated Financial Statements

12 Income taxes

The income tax provision recorded differs from the income taxes obtained by applying the statutory income tax rate below:

	Three months ended February 28,		Six months ended February 28,		Years ended August 31,		
	2006 $ (Unaudited)	2005 $ (Unaudited)	2006 $ (Unaudited)	2005 $ (Unaudited)	2005 $	2004 $	2003 $
Earnings before income taxes	211,322	294,573	264,918	362,879	303,796	393,182	268,997
Combined statutory rates	16.12%	16.20%	16.12%	16.20%	16.12%	16.70%	17.41%
Calculated expected income taxes	34,065	47,721	42,705	58,786	48,972	65,661	46,832
Increase (decrease):							
Non-deductible expenses	1,451	1,458	1,451	1,458	1,512	1,849	2,501
Rate change	-	-	-	-	(24,981)	(21,910)	-
Non-taxable portion of capital gains	-	-	-	-	(1,100)	(200)	(127)
	35,516	49,179	44,156	60,244	24,403	45,400	49,206
Represented by							
Current income tax provision	60,127	53,055	55,784	63,168	12,895	95,408	34,946
Future income tax provision (recovery)	(24,611)	(3,876)	(11,628)	(2,924)	11,508	(50,008)	14,260
	35,516	49,179	44,156	60,244	24,403	45,400	49,206

The component of future income tax liability are as follows:

	February 28,	August 31,	
	2006 $ (Unaudited)	2005 $	2004 $
Carrying value of property and equipment in excess of income tax value	487,096	498,724	487,216

13 Segmented information

In the opinion of management, the Company has only one business segment, which is the business of road and oilfield construction in Canada.

(7)

14 Economic dependence

During the periods ended February 28, 2006, 94% (unaudited) (February 28, 2005 – 86%) (unaudited) (year ended August 31, 2005 – 90% (each customer at 42%, 34% and 14%)); August 31, 2004 – 84% (each customer at 54%, 20% and 10%); 2003 – 74% (each customer at 39%, 19% and 16%)); of the Company's sales were to three customers.

15 Subsequent events

Initial public offering

On __________, Petrowest Energy Services Trust (the "Trust") filed a prospectus relating to the initial public offering of up to • million trust units for $10 per unit (the "Offering"). Costs of the Offering are estimated to be $2.7 million and fees payable to the agents are estimated to be $ •, resulting in net proceeds of $ • million.

The Trust, through a subsidiary, will acquire 100% of the shares of the Company and all outstanding shareholder loans for $13,918,380 and 1,391,838 Trust units at a deemed price of $10 per unit. The cash payment will be adjusted post-closing for changes in working capital, long-term debt and shareholder loans to the date of closing.

D&D Well Services

Combined Financial Statements
March 31, 2006
December 31, 2005 and 2004

PRICEWATERHOUSECOOPERS

PricewaterhouseCoopers LLP
Chartered Accountants
111 5th Avenue SW, Suite 3100
Calgary, Alberta
Canada T2P 5L3
Telephone +1 (403) 509 7500
Facsimile +1 (403) 781 1825

May 5, 2006
(except for note 15, which is as at • , 2005)

Auditors' Report

To the Shareholders of
404434 Alberta Corporation,
756171 Alberta Corporation and 756169 Alberta Corporation

We have audited the combined balance sheets of **D&D Well Services** as at December 31, 2005 and 2004 and the combined statements of earnings and retained earnings and cash flows for each of the years in the three-year period ended December 31, 2005. These combined financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these combined financial statements based on our audits.

We conducted our audits in accordance with Canadian generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these combined financial statements present fairly, in all material respects, the financial position of the Company as at December 31, 2005 and 2004 and the results of its operations and its cash flows for the each of the years in the three-year period ended December 31, 2005 in accordance with Canadian generally accepted accounting principles.

Chartered Accountants

Calgary, Alberta

D&D Well Services

Combined Balance Sheets

	March 31,	December 31,	
	2006	2005	2004
	$	$	$
	(Unaudited)		
Assets			
Current assets			
Cash and cash equivalents	3,181,550	1,744,810	-
Accounts receivable	14,315,606	8,112,839	5,475,080
Inventory	462,059	462,059	-
Prepaid expenses and deposits	86,446	81,446	183,005
	18,045,661	10,401,154	5,658,085
Property and equipment (note 3)	6,007,556	6,465,423	5,116,936
	24,053,217	16,866,577	10,775,021
Liabilities			
Current liabilities			
Bank overdraft	-	-	67,625
Accounts payable and accrued liabilities	8,336,850	3,501,965	3,106,261
Income taxes payable	378,058	243,916	90,490
Shareholder advances (note 5)	-	-	18,154
Accrued management bonus	9,155,990	7,425,000	3,789,000
Callable debt (note 6)	1,595,539	1,737,019	1,862,994
Current portion of capital lease obligations (note 7)	362,463	391,386	189,614
	19,828,900	13,299,286	9,124,138
Capital lease obligations (note 7)	556,364	651,053	13,365
Future income taxes (note 11)	173,445	173,276	103,789
	20,558,709	14,123,615	9,241,292
Shareholders' Equity			
Share capital (note 8)	500	500	100
Retained earnings	3,494,008	2,742,462	1,533,629
	3,494,508	2,742,962	1,533,729
	24,053,217	16,866,577	10,775,021

Commitments (note 12)

Approved on behalf of Petrowest Energy Services Trust by Petrowest Energy Services General Partner Ltd., as Administrator

(signed) "*Kenneth N. Drysdale*"
Director

(signed) "*D. Hugh Gillard*"
Director

D&D Well Services

Combined Statements of Earnings and Retained Earnings

	Three months ended March 31,		Years ended December 31,		
	2006 $ (Unaudited)	2005 $ (Unaudited)	2005 $	2004 $	2003 $
Sales	16,258,758	9,809,891	30,601,395	20,913,219	14,561,891
Expenses					
Operating and administrative	11,117,464	6,274,277	19,582,428	15,175,087	11,066,657
Amortization	468,639	446,512	1,963,597	1,330,251	805,974
Interest – current	9,257	5,366	31,561	40,151	28,815
Interest on callable and long-term debt	47,399	40,703	174,212	98,351	85,692
Management bonus	3,730,990	2,117,080	7,425,000	3,789,000	2,235,000
	15,373,749	8,883,938	29,176,798	20,432,840	14,222,138
	885,009	925,953	1,424,597	480,379	339,753
Other income (expenses)					
Interest income	12,656	-	-	-	4,478
Gain (loss) on disposal of property and equipment	472	-	109,689	249,344	(558)
	13,128	-	109,689	249,344	3,920
Earnings before income taxes	898,137	925,953	1,534,286	729,723	343,673
Income tax expense (note 11)	146,591	153,704	325,453	109,325	59,663
Net earnings for the period	751,546	772,249	1,208,833	620,398	284,010
Retained earnings – Beginning of period	2,742,462	1,533,629	1,533,629	1,075,231	791,221
Dividends	-	-	-	(162,000)	-
Retained earnings – End of period	3,494,008	2,305,878	2,742,462	1,533,629	1,075,231

D&D Well Services

Combined Statements of Cash Flows

	Three months ended March 31,		Years ended December 31,		
	2006	2005	2005	2004	2003
	$	$	$	$	$
	(Unaudited)	(Unaudited)			
Cash provided by (used in)					
Operating activities					
Net earnings for the period	751,546	772,249	1,208,833	620,398	284,010
Items not affecting cash					
Amortization	468,639	446,512	1,963,597	1,330,251	805,974
Loss (gain) on disposal of property and equipment	(472)	-	(109,689)	(249,344)	558
Future income taxes	169	93	69,487	43,665	28,295
	1,219,882	1,218,854	3,132,228	1,744,970	1,118,837
Changes in non-cash working capital					
Accounts receivable	(6,202,766)	(2,101,902)	(2,637,759)	(1,951,918)	(1,502,692)
Income taxes receivable	-	-	-	-	36,000
Inventory	-	-	(462,059)	-	-
Prepaid expenses and deposits	(5,000)	(108,000)	101,559	(137,498)	(11,431)
Accounts payable and accrued liabilities	4,834,884	632,467	395,704	1,269,582	779,357
Accrued management bonus	1,730,990	2,117,080	3,636,000	1,554,000	2,235,000
Income taxes payable	134,142	153,611	153,426	26,982	(4,632)
	1,712,132	1,912,110	4,319,099	2,506,118	2,650,439
Financing activities					
Issuance of share capital	-	400	400	-	-
Dividends paid	-	-	-	(162,000)	-
Increase (decrease) in shareholder advances	-	192,934	(18,154)	(12,607)	(594,640)
Proceeds from callable debt financing	-	229,858	409,283	980,082	763,800
Repayment of callable debt	(141,480)	(129,128)	(535,258)	(309,998)	(148,763)
Repayment of capital lease obligations	(123,612)	(76,562)	(437,230)	(181,254)	(205,865)
	(265,092)	217,502	(580,959)	314,223	(185,468)
Investing activities					
Proceeds on disposal of property and equipment	500	-	187,101	441,566	25,680
Purchase of property and equipment	(10,800)	(559,912)	(2,112,806)	(3,631,162)	(1,779,372)
	(10,300)	(559,912)	(1,925,705)	(3,189,596)	(1,753,692)
Increase (decrease) in cash	1,436,740	1,569,700	1,812,435	(369,255)	711,279
Cash and cash equivalents (bank overdraft) – Beginning of period	1,744,810	(67,625)	(67,625)	301,630	(409,649)
Cash and cash equivalents (bank overdraft) – End of period	3,181,550	1,502,075	1,744,810	(67,625)	301,630
Supplementary information					
Interest paid	47,399	41,424	174,933	99,043	86,318
Income taxes paid	-	-	83,167	33,678	-
Non-cash transactions					
Property and equipment purchased through capital lease	-	459,131	1,267,696	-	45,936

1 Nature of business

401434 Alberta Corporation, 756171 Alberta Corporation and 756169 Alberta Corporation (collectively, the "Company" and "D & D Well Services") are privately-owned companies; they operate rig moving and transportation services and are incorporated under the laws of the Province of Alberta. These financial statements are prepared on a combined basis, commencing in 2005 when 756171 Alberta Corporation and 756169 Alberta Corporation were incorporated, as they are under common control and managed by a common owner. The combined balances are presented after elimination of inter-company transactions and balances.

The Company's business is considered to have some seasonality, with peak levels generally in the first and fourth calendar year quarters.

2 Summary of significant accounting policies

These combined financial statements are stated in Canadian dollars and have been prepared in accordance with Canadian generally accepted accounting principles.

Cash and cash equivalents

Included in cash and cash equivalents are bank overdrafts.

Inventory

Inventory is valued at cost and net realizable value, with cost being determined on a first-in, first-out basis.

Property and equipment

Property and equipment are recorded at cost less accumulated amortization. Amortization is provided using the declining balance method at the following rates, intended to amortize the cost of assets over their estimated useful lives:

Buildings	10%
Equipment	20%
Office equipment	20%
Motor vehicles	30%
Contracting equipment	30%
Computer equipment	45%

Management assesses the carrying amount of property and equipment for impairment when facts and circumstances indicate a potential impairment. If it is determined that the estimated net recoverable amount is less than the net carrying amount, a writedown to the asset's fair value is recognized during the period.

Revenue recognition

The Company's services are generally based upon purchase orders that include fixed prices. Revenue is recognized when services are rendered and when collectibility is reasonably assured.

Future income taxes

The Company uses the liability method of income tax allocation in accounting for income taxes. Under this method, future income tax assets and liabilities are determined based on temporary differences between the financial reporting and income tax bases of assets and liabilities, and measured using the substantively enacted tax rates and laws that will be in effect when the temporary differences are expected to reverse.

Measurement uncertainty

The preparation of financial statements in conformity with Canadian generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the period. Such estimates include providing amortization of property and equipment and recoverability of accounts receivable. Actual results could differ from these estimates.

3 Property and equipment

			March 31, 2006
	Cost $	Accumulated amortization $	Net $ (Unaudited)
Land	50,000	-	50,000
Buildings	377,299	229,373	147,926
Equipment	1,400,734	306,571	1,094,163
Office equipment	119,716	17,360	102,356
Motor vehicles	319,471	110,305	209,166
Contracting equipment	10,491,096	6,098,256	4,392,840
Computer equipment	16,146	5,041	11,105
	12,774,462	6,766,906	6,007,556

	December 31, 2005		
	Cost $	**Accumulated amortization $**	**Net $**
Land	50,000	-	50,000
Buildings	377,299	225,580	151,719
Equipment	1,387,029	221,061	1,165,968
Office equipment	119,716	11,972	107,744
Motor vehicles	321,470	95,477	225,993
Contracting equipment	10,494,001	5,742,515	4,751,486
Computer equipment	16,146	3,633	12,513
	12,765,661	6,300,238	6,465,423

	December 31, 2004		
	Cost $	**Accumulated amortization $**	**Net $**
Land	50,000	-	50,000
Buildings	377,299	208,722	168,577
Equipment	194,520	137,757	56,763
Motor vehicles	215,008	59,091	155,917
Contracting equipment	8,882,674	4,198,191	4,684,483
Computer equipment	11,255	10,059	1,196
	9,730,756	4,613,820	5,116,936

Included in property and equipment as at March 31, 2006 are assets under capital lease with a cost of $1,133,972 (unaudited) (December 31, 2005 – $1,233,972; 2004 – $51,990) and accumulated amortization of $263,761 (unaudited) (December 31, 2005 – $185,096; 2004 – $26,515).

4 Line of credit

The Company has a $1,500,000 revolving line of credit of which $nil was used as at December 31, 2005 (2004 – $nil). Bank advances on the line of credit are payable on demand and bear interest at 1% over prime. Security for the line of credit is provided by a general security agreement on all present and acquired property.

5 Shareholder advances

The amounts due to shareholders are non-interest bearing and have no set repayment terms. The shareholders have postponed repayment of these amounts in favour of the bank.

6 Callable debt

	March 31,	December 31,	
	2006	2005	2004
	$	$	$
	(Unaudited)		
Bank loans bearing interest at prime plus 1.75%- 2% per annum, repayable in monthly blended payments ranging from $3,500 to $13,250. The loans are callable on demand and mature on various dates to August 31, 2010.	1,595,539	1,737,019	1,862,994

Principal payments as at December 31, 2005 are as follows:

	$
2006	553,146
2007	482,093
2008	391,172
2009	281,071
2010	29,537
	1,737,019

Security for the loans is provided by general security agreements, personal guarantees of the shareholders to $100,000 and specific contracting equipment.

The Company was in breach of certain debt covenants and did not obtain a waiver. The entire balance is classified as current.

7 Capital lease obligations

	March 31,	December 31,	
	2006 $ (Unaudited)	2005 $	2004 $
Capital leases bearing interest at 10.5% per annum, repayable in monthly blended payments of $16,172. The loans mature on December 31, 2005 and January 31, 2006 and security is provided by specific contracting equipment.	-	2,467	174,907
Capital leases bearing interest at 0% per annum, repayable in monthly payments of $3,779. The loans mature on October 31, 2005 and May 12, 2008 and security is provided by specific automotive equipment.	65,090	72,600	28,072
Capital leases bearing interest at 7% per annum, repayable in monthly blended payments of $8,000. The loan matures on August 10, 2007.	131,725	153,169	-
Capital leases bearing interest at rates of 8.6% per annum, repayable in monthly blended payments ranging from $3,544 to $10,478. The loans mature on various dates to September 1, 2009 and security is provided by specific contracting equipment.	660,054	746,517	-
Capital leases bearing interest at 1.9% per annum, repayable in monthly blended payments of $2,014 and security is provided by specific automotive equipment. The loans mature on October 31, 2008.	61,958	67,686	-
	918,827	1,042,439	202,979
Less: Current portion	(362,463)	(391,386)	(189,614)
	556,364	651,053	13,365

Principal payments as at December 31, 2005 are as follows:

	$
2006	448,150
2007	392,910
2008	224,699
2009	111,044
	1,176,803
Less: Imputed interest	(134,364)
	1,042,439

8 Share capital

404434 Alberta Corporation

Authorized
- Unlimited Class A, common, voting shares
- Unlimited Class B, common, non-voting shares
- Unlimited preferred shares

Issued

	March 31,	December 31,	
	2006 $ (Unaudited)	2005 $	2004 $
500 Class A common shares	100	100	100

756171 Alberta Ltd.

Authorized
- Unlimited number of Class A, common shares
- Unlimited number of Class B, common shares
- Unlimited number of Class F, common shares
- Unlimited number of Class C, non-cumulative, redeemable, preferred shares
- Unlimited number of Class D, non-cumulative, redeemable, preferred shares
- 2,000 Class E, special, voting shares

Issued

	March 31,	December 31,	
	2006 $ (Unaudited)	2005 $	2004 $
200 Class E shares	200	200	-

756169 Alberta Ltd.

Authorized

Unlimited number of Class A common shares
Unlimited number of Class B common shares
Unlimited number of Class F common shares
Unlimited number of Class C, non-cumulative, redeemable, preferred shares
Unlimited number of Class D, non-cumulative, redeemable, preferred shares
2,000 Class E, special, voting shares

Issued

	March 31,	December 31,	
	2006	2005	2004
	$	$	$
	(Unaudited)		
200 Class E shares	200	200	-

9 Related party transactions

The Company paid $99,000 (unaudited) for the three months ended March 31, 2006 (March 31, 2005 – $25,000 (unaudited)) (year ended December 31, 2005 – $126,500; 2004 – $66,000) in rent to the shareholders. This transaction has been measured at the exchange amount.

10 Financial instruments

Fair value

The carrying values of cash and cash equivalents, accounts receivable, accounts payable and accrued liabilities, accrued management bonus and callable debt, approximate their fair values due to the relatively short period to maturity of the instruments and interest rates attached to the instruments. The fair value of shareholder advances are not practicably determinable.

The fair values of long-term debt and capital lease obligations approximates carrying values as the interest rates approximate market rates.

Credit risk

The Company is exposed to credit risk on the accounts receivable from its customers. In order to reduce its credit risk, the Company has adopted credit policies that include the analysis of the financial position of its customers and the regular review of their credit limits.

As at March 31, 2006, the Company had accounts receivable of 55% (December 31, 2005 – 47%; 2004 – 39%) from three customers.

Interest rate risk

The Company is exposed to interest rate price risk in respect of the long-term debt which bears fixed and floating rates of interest.

11 Income taxes

The income tax provision recorded differs from the income taxes obtained by applying the statutory income tax rates to the income for the period and is reconciled as follows:

	Three months ended March 31,		Years ended December 31,		
	2006 $ (Unaudited)	2005 $ (Unaudited)	2005 $	2004 $	2003 $
Earnings before income taxes	898,137	925,953	1,534,286	729,723	343,673
Combined statutory rates	16.12%	16.12%	16.12%	16.37%	17.24%
Calculated expected income taxes	144,780	149,264	247,327	119,456	59,249
Increase (decrease)					
Non-deductible expenses	-	-	580	597	414
Non-taxable portion of capital gains	-	-	-	(15,666)	-
Taxable income taxed at the non-small business rate	-	-	79,131	7,972	-
Other	1,811	4,440	(1,585)	(3,034)	-
	146,591	153,704	325,453	109,325	59,663
Represented by					
Current income tax provision	146,422	153,611	255,966	65,660	31,368
Future income tax provision	169	93	69,487	43,665	28,295
	146,591	153,704	325,453	109,325	59,663

The components of the net future income tax liability are as follows:

	March 31,	December 31,	
	2006 $ (Unaudited)	2005 $	2004 $
Carrying value of property and equipment in excess of tax values	173,445	173,276	103,789

12 Commitments

The Company rents a building from a shareholder, which expires in 2010. The future minimum rental payments in each of the next five years required under the lease are as follows:

	$
2006	360,000
2007	360,000
2008	360,000
2009	360,000
2010	330,000

13 Segmented information

In the opinion of management, the Company has only one business segment, which is the business of oil and gas rig moving and trucking.

14 Economic independence

During the three month periods ended March 31, 2006, the Company had sales of 49% (unaudited) (March 31, 2005 – 65% (unaudited)) and the year ended December 31, 2005 – 42% (each customer at 18%, 14% and 10%; December 31, 2004 – 30% (each customer at 10%, 10% and 10%); December 31, 2003 – 32% (each customer at 12%, 10% and 10%)) to three customers.

15 Subsequent events

Initial public offering

On __________, Petrowest Energy Services Trust (the "Trust") filed a prospectus relating to the initial public offering of up to • million trust units for $10 per unit (the "Offering"). Costs of the Offering are estimated to be $2.7 million and fees payable to the agents are estimated to be $ •, resulting in net proceeds of $ • million.

The Trust, through a subsidiary, will acquire 100% of the shares of the Company and all outstanding shareholder loans for $28,721,948 and 2,872,194 Trust units at a deemed price of $10 per unit. The cash payment will be adjusted post-closing for changes in working capital, long-term debt and shareholder loans to the date of closing.

Murtron Hauling

Combined Financial Statements
April 30, 2006
October 31, 2005 and 2004

PRICEWATERHOUSECOOPERS

PricewaterhouseCoopers LLP
Chartered Accountants
111 5th Avenue SW, Suite 3100
Calgary, Alberta
Canada T2P 5L3
Telephone +1 (403) 509 7500
Facsimile +1 (403) 781 1825

May 5, 2006
(except for note 14, which is at • , 2006)

Auditors' Report

To the Shareholders of
Murtron Hauling Ltd. and 815431 Alberta Ltd.

We have audited the combined balance sheets of **Murtron Hauling** (the "Company") as at October 31, 2005 and 2004 and the combined statements of earnings (loss) and retained earnings and cash flows for each of the years in the three year-period ended October 31, 2005. These combined financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these combined financial statements based on our audits.

We conducted our audits in accordance with Canadian generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these combined financial statements present fairly, in all material respects, the financial position of the Company as at October 31, 2005 and the results of its operations and its cash flows for each of the years in the three-year period ended October 31, 2005 in accordance with Canadian generally accepted accounting principles.

Chartered Accountants

Calgary, Alberta

Murtron Hauling

Combined Balance Sheets

	April 30,	October 31,	
	2006	2005	2004
	$ (Unaudited)	$	$
Assets			
Current assets			
Cash	93,817	393,691	84,413
Accounts receivable	1,664,746	2,471,104	2,936,211
Inventory	71,257	29,263	52,095
Prepaid expenses	252,878	-	-
	2,082,698	2,894,058	3,072,719
Property and equipment (note 3)	2,260,176	2,609,840	2,557,222
	4,342,874	5,503,898	5,629,941
Liabilities			
Current liabilities			
Bank indebtedness (note 4)	-	313,145	848,823
Accounts payable and accrued liabilities	568,848	1,019,830	1,098,379
Accrued management bonus	1,349,778	910,000	827,000
Income taxes payable	35,764	71,854	89,813
Callable debt (note 5)	33,750	47,250	138,887
Current portion of obligations under capital lease (note 6)	303,997	354,170	251,454
Shareholder advances (note 7)	6,300	4,900	4,900
Preferred shares (note 8)	2,000	2,000	2,000
	2,300,437	2,723,149	3,261,256
Obligations under capital lease (note 6)	200,273	331,715	291,076
Future income taxes (note 11)	66,804	59,064	68,568
	2,567,514	3,113,928	3,620,900
Shareholders' Equity			
Share capital (note 8)	200	200	200
Retained earnings	1,775,160	2,389,770	2,008,841
	1,775,360	2,389,970	2,009,041
	4,342,874	5,503,898	5,629,941

Commitments (note 9)

Approved on behalf of Petrowest Energy Services Trust by Petrowest Energy Services General Partner Ltd., as Administrator

(signed) "*D. Hugh Gillard*"
Director

(signed) "*Gerald A. Romanzin*"
Director

Murtron Hauling

Combined Statements of Earnings (Loss) and Retained Earnings

	Three months ended April 30,		Six months ended April 30,		Years ended October 31,		
	2006 $ (Unaudited)	2005 $ (Unaudited)	2006 $ (Unaudited)	2005 $ (Unaudited)	2005 $	2004 $	2003 $
Revenue	4,536,948	2,420,206	8,366,646	5,142,120	12,278,395	10,664,509	7,558,729
Expenses							
Operating and administrative	3,330,471	1,727,718	6,506,469	4,360,988	10,010,786	8,307,609	6,029,268
Amortization	178,758	196,751	368,455	398,610	883,078	834,218	726,833
Interest on bank indebtedness	1,240	2,793	2,492	11,951	20,005	17,122	8,984
Interest on callable debt and obligations under capital lease	7,659	5,259	16,389	11,167	20,712	15,861	22,915
Management bonus	1,258,763	-	1,412,178	-	910,000	827,000	211,000
	4,776,891	1,932,521	8,305,983	4,782,716	11,844,581	10,001,810	6,999,000
Earnings (loss) from operations	(239,943)	487,685	60,663	359,404	433,814	662,699	559,729
Other items							
Interest income	52	9	77	64	65	62	497
Gain (loss) on disposal of property and equipment	(16,475)	246	65,976	3,482	21,003	105,168	69,138
	(16,423)	255	66,053	3,546	21,068	105,230	69,635
Earnings (loss) before income taxes	(256,366)	487,940	126,716	362,950	454,882	767,929	629,364
Income tax expense (recovery) (note 11)	(40,427)	80,455	21,326	60,207	69,953	149,892	132,974
Net earnings (loss) for the period	(215,939)	407,485	105,390	302,743	384,929	618,037	496,390
Retained earnings – Beginning of period	2,711,099	1,904,099	2,389,770	2,008,841	2,008,841	1,782,804	1,411,212
Dividend	(720,000)	-	(720,000)	-	(4,000)	(392,000)	(124,798)
Retained earnings – End of period	1,775,160	2,311,584	1,775,160	2,311,584	2,389,770	2,008,841	1,782,804

Murtron Hauling

Combined Statements of Cash Flows

	Three months ended April 30,		Six months ended April 30,		Years ended October 31,		
	2006 $ (Unaudited)	2005 $ (Unaudited)	2006 $ (Unaudited)	2005 $ (Unaudited)	2005 $	2004 $	2003 $
Cash provided by (used in)							
Operating activities							
Net earning (loss) for the period	(215,939)	407,485	105,390	302,743	384,929	618,037	496,390
Items not affecting cash							
Amortization	178,758	196,751	368,455	398,610	883,078	834,218	726,833
(Gain) loss on disposal of property and equipment	16,475	(246)	(65,976)	(3,482)	(21,003)	(105,168)	(69,138)
Future income taxes (recovery)	18,191	17,479	7,740	(10,792)	(9,504)	816	11,518
	(2,515)	621,469	415,609	687,079	1,237,500	1,347,903	1,165,603
Changes in non-cash working capital items							
Accounts receivable	(142,045)	618,581	806,358	1,740,134	465,107	(1,140,888)	(1,200,353)
Inventory	(37,257)	13,229	(41,994)	27,380	22,832	86,330	(92,882)
Prepaid expenses	(130,993)	113,431	(252,878)	-	-	-	691
Accounts payable and accrued liabilities	(20,042)	97,868	(450,982)	(269,628)	(78,549)	499,915	357,145
Accrued management bonus	248,340	(877,148)	439,778	(827,000)	83,000	545,000	282,000
Income taxes payable	(76,816)	42,178	(36,090)	9,207	(17,959)	9,397	77,816
	(161,328)	629,608	879,801	1,367,172	1,711,931	1,347,657	590,020
Financing activities							
Callable debt repayments	(6,750)	(14,500)	(13,500)	(75,811)	(91,637)	(143,015)	(191,076)
Repayment of obligations under capital lease	(91,309)	(47,432)	(181,615)	(100,637)	(275,045)	(371,341)	(156,211)
Shareholder advances	-	-	1,400	(4,000)	-	1,200	1,200
Dividend paid	(720,000)	-	(720,000)	-	(4,000)	(392,000)	(124,798)
Proceeds from preferred shares	-	-	-	-	-	2,000	-
Repayment from related party	500,000	-	-	-	-	-	46,723
Bank indebtedness	(291,527)	(359,491)	(313,145)	(848,823)	(535,678)	9,003	493,340
	(609,586)	(421,423)	(1,226,860)	(1,029,271)	(906,360)	(894,153)	69,178
Investing activities							
Property and equipment purchases	(57,090)	(179,352)	(198,815)	(392,365)	(720,804)	(982,431)	(610,830)
Proceeds from property and equipment sales	57,000	80,011	246,000	99,625	224,511	265,408	209,100
	(90)	(99,341)	47,185	(292,740)	(496,293)	(717,023)	(401,730)
Increase (decrease) in cash	(771,004)	108,844	(299,874)	45,161	309,278	(263,519)	257,468
Cash – Beginning of period	864,821	20,730	393,691	84,413	84,413	347,932	90,464
Cash – End of period	93,817	129,574	93,817	129,574	393,691	84,413	347,932
Supplementary information							
Interest paid	8,899	6,229	18,881	21,295	40,807	32,983	31,898
Income taxes paid	18,198	20,776	49,676	61,771	96,696	139,688	43,640
Non-cash transactions							
Property and equipment purchased through capital lease	-	-	-	-	518,400	312,000	517,800

1 Nature of business

Murtron Hauling Ltd. and 815431 Alberta Ltd. (collectively the "Company" and "Murtron Hauling") are privately-owned companies incorporated under the Alberta Corporations Act which operate a log hauling, gravel hauling and heavy equipment moving business. These financial statements are prepared on a combined basis as they are under common control and managed by a common owner. The combined balances are presented after elimination of intercompany transactions and balances.

The Company's business is considered to have some seasonality, with peak levels generally in the first and fourth calendar year quarters.

2 Summary of significant accounting policies

These financial statements are stated in Canadian dollars and have been prepared in accordance with Canadian generally accepted accounting principles.

Cash and cash equivalents

Included in cash and cash equivalents are bank overdrafts.

Inventory

Inventory consists of crushed gravel and is valued at the lower of cost and net realizable value with the cost being determined on a first-in, first-out basis.

Property and equipment

Property and equipment are initially recorded at cost. Amortization is provided at cost less estimated salvage value using the following rates:

Buildings	4% declining balance
Fence	10% declining balance
Equipment	20% declining balance
Automotive equipment and trailers	30% - 40% declining balance
Equipment under capital lease	Straight line over lease term
Computer equipment	30% declining balance
Trailers	30% declining balance

Management assesses the carrying amount of property and equipment for impairment when facts and circumstances indicate a potential impairment. If it is determined that the estimated net recoverable amount is less than the net carrying amount, a writedown to the asset's fair value is recognized during the period.

Revenue recognition

Revenue from hauling and trucking is recognized when the services have been provided and ultimate collection is reasonably assured.

Future income taxes

The Company uses the liability method of income tax allocation in accounting for income taxes. Under this method, future income tax assets and liabilities are determined based on temporary differences between the financial reporting and tax bases of assets and liabilities, and measured using the substantively enacted income tax rates and laws that will be in effect when the temporary differences are expected to reverse.

Measurement uncertainty

The preparation of financial statements in accordance with Canadian generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the period. Such estimates include providing amortization of capital assets and recoverability of accounts receivable. Actual results could differ from these estimates.

3 Property and equipment

			April 30, 2006
	Cost $	Accumulated amortization $	Net $ (Unaudited)
Buildings	170,674	51,272	119,402
Fence	19,084	5,127	13,957
Equipment	145,987	61,015	84,972
Automotive equipment and trailers	4,514,327	2,868,483	1,645,844
Equipment under capital lease	518,400	143,313	375,087
Computer equipment	68,304	61,517	6,787
Trailers	63,808	49,681	14,127
	5,500,584	3,240,408	2,260,176

			October 31, 2005
	Cost $	Accumulated amortization $	Net $
Buildings	170,674	48,856	121,818
Fence	19,084	4,399	14,685
Equipment	88,897	54,803	34,094
Automotive equipment and trailers	4,144,327	2,570,571	1,573,756
Equipment under capital lease	1,348,200	506,256	841,944
Computer equipment	67,360	60,413	6,947
Trailers	63,808	47,212	16,596
	5,902,350	3,292,510	2,609,840

			October 31, 2004
	Cost $	Accumulated amortization $	Net $
Buildings	234,482	83,880	150,602
Fence	19,084	2,767	16,317
Equipment	82,068	51,525	30,543
Automotive equipment and trailers	4,050,810	2,316,962	1,733,848
Equipment under capital lease	829,800	256,509	573,291
Computer equipment	65,290	36,377	28,913
Trailers	63,808	40,100	23,708
	5,345,342	2,788,120	2,557,222

4 Bank indebtedness

Bank indebtedness security is provided by a general security agreement and bears interest at prime plus 0.75%.

5 Callable debt

	April 30,		October 31,
	2006 $ (Unaudited)	2005 $	2004 $
Loan security is provided by a general security agreement and a general assignment of book debts, repayable in monthly payments ranging from $2,250 to $5,000 plus interest at a rate of prime plus 0.75% and matures at various dates to August 2007.	33,750	47,250	138,887

Estimated principal repayments as at October 31, 2005 are as follows:

	$
2006	27,000
2007	20,250
	47,250

(3)

6 Obligations under capital lease

	April 30,	October 31,	
	2006 $ (Unaudited)	2005 $	2004 $
Capital leases are repayable in monthly payments of $32,801, including interest at a rates ranging from 3% to 6.5%, maturing on various dates to September 2008 and security is provided by specific leased equipment.	504,270	685,885	542,530
Less: Obligations under capital lease due in one year	(303,997)	(354,170)	(251,454)
	200,273	331,715	291,076

Capital lease repayments as at October 31, 2005 are as follows:

	$
2006	371,878
2007	227,791
2008	120,510
	720,179
Less: Imputed interest	(34,294)
	685,885

7 Shareholder advances

The shareholder advances are unsecured, interest-free and are repayable on demand.

8 Share capital

Murtron Hauling Ltd.

Authorized
- Unlimited Class A voting common shares
- Unlimited Class B voting common shares
- Unlimited Class C redeemable, retractable, non-voting preferred shares
- Unlimited Class D redeemable, retractable, non-voting preferred shares
- 2,000 Class E voting special shares
- Unlimited Class F redeemable, retractable, non-voting preferred shares
- Unlimited Class G redeemable, retractable, non-voting preferred shares

Issued
1,000 Class F preferred shares, redeemable at $1 per share

	Six months ended April 30,	Years ended October 31,	
	2006	2005	2004
	$	$	$
	(Unaudited)		
100 Class A voting common shares	100	100	100

815431 Alberta Ltd.

Authorized
Unlimited Class A voting common shares
Unlimited Class B voting common shares
Unlimited Class C redeemable, retractable, non-voting preferred shares
Unlimited Class D redeemable, retractable, non-voting preferred shares
2,000 Class E voting special shares
Unlimited Class F non-cumulative redeemable, non-voting preferred shares
Unlimited Class G non-cumulative redeemable, non-voting preferred shares

Issued
1,000 Class F preferred shares redeemable at $1 per share

	Six months ended April 30,	Years ended October 31,	
	2006	2005	2004
	$	$	$
	(Unaudited)		
100 Class A voting common shares	100	100	100

The preferred shares are redeemable for $2,000 at the company's and shareholders' options and have been recorded as a liability.

9 Commitments

The Company has committed to supply 100,000 tonnes of gravel per annum, at $6.10 per tonne, from February 2006 until December 31, 2010.

10 Financial instruments

Fair value

The carrying values of cash and cash equivalents, accounts receivable, accounts payable and accrued liabilities, bank indebtedness, accrued management bonus and callable debt approximate their fair values due to the relatively short period to maturity of the instruments and interest rates attached to the instruments. The fair value of shareholder advances is not practicably determinable, since there are no specific terms.

The fair values of callable debt and obligations under capital lease approximate carrying values as the interest rate approximates the market value.

Credit risk

The Company is exposed to credit risk on the accounts receivable from its customers. In order to reduce its credit risk, the Company has adopted credit policies which include the analysis of the financial position of its customers and the regular review of their credit limits.

During the three month period ended April 30, 2006 – 78% (unaudited) (April 30, 2005 – 84%) (unaudited) (years ended October 31, 2005 – 47% (each customer at 37% and 10%; October 31, 2004 – 41% (each customer at 31% and 10%); October 31, 2003 – 57% (each customer at 47% and 10%)) of the Company's sales were to two customer. As at April 30, 2006, 52% (unaudited) (October 31, 2005 – 38%; October 31, 2004 – 54%) of the accounts receivable of the Company were from two customers.

11 Income taxes

The income tax provision recorded differs from the income taxes obtained by applying the statutory income tax rates to the earnings (loss) for the period and is reconciled as follows:

	Three months ended April 30,		Six months ended April 30,		Years ended October 31,		
	2006 $ (Unaudited)	2005 $ (Unaudited)	2006 $ (Unaudited)	2005 $ (Unaudited)	2005 $	2004 $	2003 $
Earnings (loss) before income taxes	(256,366)	487,940	126,716	362,950	454,882	767,929	629,364
Combined statutory rates	16.12%	16.20%	16.12%	16.20%	16.12%	16.87%	19.66%
Calculated expected income taxes (recovery)	(41,326)	79,046	20,427	58,798	73,327	129,550	123,733
Increase (decrease)							
Non-deductible expenses	899	1,409	899	1,409	642	923	897
Taxable income taxed at the non-small business rate	-	-	-	-	-	19,419	8,993
Other	-	-	-	-	(4,016)	-	(649)
	(40,427)	80,455	21,326	60,207	69,953	149,892	132,974
Represented by							
Current income tax provision (recovery)	(58,618)	62,976	13,586	70,999	79,457	149,076	121,456
Future income tax provision (recovery)	18,191	17,479	7,740	(10,792)	(9,504)	816	11,518
	(40,427)	80,455	21,326	60,207	69,953	149,892	132,974

The component of future income tax balances are as follows:

	Six months ended April 30,	Years ended October 31,	
	2006 $ (Unaudited)	2005 $	2004 $
Carrying value of property and equipment in excess of income tax values	66,804	59,064	68,568

12 Related party disclosure

During the year ended October 31, 2005, the Company sold equipment for $16,050 (2005 – $6,420; 2004 – $nil) to companies controlled by the shareholders or by family members of the shareholders. In 2004, the Company advanced $40,000 to the related party and was repaid prior to October 31, 2004.

The related party transactions have been recorded at exchange amounts.

13 Segmented information

In the opinion of management, the Company has only one business segment, which is the business of hauling logs, gravel and heavy equipment in Canada.

14 Subsequent event

Initial public offering

On __________, Petrowest Energy Services Trust (the "Trust") filed a prospectus relating to the initial public offering of up to • million trust units for $10 per unit (the "Offering"). Costs of the Offering are estimated to be $2.7 million, and fees payable to the agents are estimated to be $ •, resulting in net proceeds of $ • million.

The Trust, through a subsidiary, will acquire 100% of the shares of the Company and all outstanding shareholder loans for $6,105,680 and 915,851 Trust units at a deemed price of $10 per unit. The cash payment will be adjusted post-closing for changes in working capital, long-term debt and shareholder loans to the date of closing.

R Bee Crushing

Combined Financial Statements
January 31, 2006
April 30, 2005 and 2004

PRICEWATERHOUSECOOPERS

PricewaterhouseCoopers LLP
Chartered Accountants
111 5th Avenue SW, Suite 3100
Calgary, Alberta
Canada T2P 5L3
Telephone +1 (403) 509 7500
Facsimile +1 (403) 781 1825

May 5, 2006
(except for note 14, which is as at • , 2006)

Auditors' Report

To the Shareholders of
R Bee Crushing Ltd., Bernet Ventures Ltd. and Dal Finn Holdings Ltd.

We have audited the combined balance sheets of R Bee Crushing as at April 30, 2005 and 2004 and the combined statements of earnings (loss) and retained earnings and cash flows for each of the years in the three-year period ended April 30, 2005. These combined financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these combined financial statements based on our audits.

We conducted our audits in accordance with Canadian generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these combined financial statements present fairly, in all material respects, the financial position of the Company as at April 30, 2005 and 2004 and the results of its operations and its cash flows for the each of the years in the three-year period ended April 30, 2005 in accordance with Canadian generally accepted accounting principles.

Chartered Accountants

Calgary, Alberta

R Bee Crushing
Combined Balance Sheets

	January 31,		April 30,
	2006	2005	2004
	$	$	$
	(Unaudited)		
Assets			
Current assets			
Cash	798,935	480,978	486,562
Short-term investments (note 3)	364,961	568,602	207,346
Accounts receivable	9,004,241	7,278,485	4,117,782
Income taxes receivable	215,699	-	37,739
Prepaid expenses	256,942	94,346	125,155
Inventory	895,830	239,867	-
	11,536,608	8,662,278	4,974,584
Cash surrender value of life insurance	272,639	205,692	165,805
Due from related parties (note 6)	219,578	205,330	-
Property and equipment (note 4)	14,994,462	10,526,218	6,829,613
	27,023,287	19,599,518	11,970,002
Liabilities			
Current liabilities			
Bank indebtedness (note 5)	2,425,457	1,598,041	1,132,207
Accounts payable and accrued liabilities	2,953,689	2,354,533	1,407,779
Accrued management bonus	562,000	1,691,800	-
Current portion of obligations under capital lease (note 7)	1,950,540	998,970	882,616
Current portion of long-term debt (note 8)	2,927,921	2,179,929	1,507,802
Income taxes payable	-	156,689	-
Shareholder advances (note 6)	1,764,491	757,791	698,909
Future income taxes (note 12)	751,217	276,555	166,036
	13,335,315	10,014,308	5,795,349
Obligations under capital lease (note 7)	2,439,817	2,501,647	1,155,872
Long-term debt (note 8)	3,968,452	1,800,024	1,730,799
Future income taxes (note 12)	210,295	135,642	79,087
	19,953,879	14,451,621	8,761,107
Shareholders' Equity			
Share capital (note 9)	400	400	400
Retained earnings	7,069,008	5,147,497	3,208,495
	7,069,408	5,147,897	3,208,895
	27,023,287	19,599,518	11,970,002

Approved on behalf of Petrowest Energy Services Trust by Petrowest Energy Services General Partner Ltd., as Administrator

(signed) "*Kenneth N. Drysdale*"
Director

(signed) "*D. Hugh Gillard*"
Director

R Bee Crushing

Combined Statements of Earnings (loss) and Retained Earnings

	Three months ended January 31,		Nine months ended January 31,		Years ended April 30,		
	2006 $ (Unaudited)	2005 $ (Unaudited)	2006 $ (Unaudited)	2005 $ (Unaudited)	2005 $	2004 $	2003 $
Revenue	6,472,258	4,028,965	19,740,786	16,516,711	22,836,900	14,829,085	9,657,971
Expenses							
Operating and administrative	5,658,846	3,553,681	13,928,297	11,777,023	15,920,599	11,015,659	7,054,236
Amortization	1,058,113	651,029	3,177,344	1,962,647	2,893,266	2,349,325	2,402,023
Interest – current	38,145	16,809	87,266	44,584	88,915	76,518	34,116
Interest on long-term debt and capital lease obligations	78,559	83,642	333,215	231,765	280,697	250,144	318,862
Management bonus	60,976	46,778	172,976	144,778	1,898,243	157,832	220,802
	6,894,639	4,351,939	17,699,098	14,160,797	21,081,720	13,849,478	10,030,039
	(422,381)	(322,974)	2,041,688	2,355,914	1,755,180	979,607	(372,068)
Other income (expenses)							
Gain (loss) on disposal of property and equipment	225,660	4,425	225,660	646,950	612,630	271,997	(76,287)
Interest income	3,081	4,074	8,368	7,202	11,092	8,134	6,063
Income from cash surrender value of life insurance	39,358	-	39,358	-	3,102	42,178	50,057
	268,099	8,499	273,386	654,152	626,824	322,309	(20,167)
Earnings (loss) before income taxes	(154,282)	(314,475)	2,315,074	3,010,066	2,382,004	1,301,916	(392,235)
Income taxes expense (recovery) (note 12)	(27,728)	(53,461)	393,563	511,711	443,002	135,595	(54,553)
Earnings (loss) for the period	(126,554)	(261,014)	1,921,511	2,498,355	1,939,002	1,166,321	(337,682)
Retained earnings – Beginning of period	7,195,562	5,967,864	5,147,497	3,208,495	3,208,495	2,052,974	2,390,656
Less: Dividends	-	-	-	-	-	(10,800)	-
Retained earnings – End of period	7,069,008	5,706,850	7,069,008	5,706,850	5,147,497	3,208,495	2,052,974

R Bee Crushing

Combined Statements of Cash Flows

	Three months ended January 31,		Nine months ended January 31,		Years ended April 30,		
	2006 $ (Unaudited)	2005 $ (Unaudited)	2006 $ (Unaudited)	2005 $ (Unaudited)	2005 $	2004 $	2003 $
Cash provided by (used in)							
Operating activities							
Earnings (loss) for the period	(126,554)	(261,014)	1,921,511	2,498,355	1,939,002	1,166,321	(337,682)
Items not affecting cash							
Amortization	1,058,113	651,029	3,177,344	1,962,647	2,893,266	2,349,325	2,402,023
Loss (gain) on sale of equipment	(225,660)	(4,425)	(225,660)	(646,950)	(612,630)	(271,997)	76,287
Future income tax expense (recovery)	(36,125)	(17,198)	549,315	206,352	167,074	45,152	(54,553)
	669,774	368,392	5,422,510	4,020,404	4,386,712	3,288,801	2,086,075
Change in working capital*	1,437,441	385,294	(3,447,347)	(1,219,643)	(536,779)	(1,104,959)	(1,062,176)
	2,107,215	753,686	1,975,163	2,800,761	3,849,933	2,183,842	1,023,899
Financing activities							
Proceeds from long-term debt	1,683,931	520,100	4,954,582	1,785,364	3,015,985	956,783	1,658,820
Increase (decrease) in bank indebtedness	(239,181)	118,195	827,416	1,205,563	465,834	214,787	917,420
Repayment of long-term debt	(1,064,569)	(697,373)	(1,682,646)	(2,416,653)	(2,325,072)	(2,091,253)	(2,696,162)
Repayments of obligations under capital lease	(125,616)	(83,383)	(765,572)	(222,781)	(292,227)	(99,403)	-
Shareholder advances	905,000	60,000	1,006,700	60,000	58,882	41,577	923,386
Due from related parties	-	150,000	(14,248)	150,000	(205,330)	-	-
Dividends paid	-	-	-	-	-	(10,800)	-
	1,159,565	67,539	4,326,232	561,493	718,072	(988,309)	803,464
Investing activities							
Purchase of property and equipment	(3,552,693)	(1,513,710)	(6,486,031)	(4,243,150)	(5,451,018)	(1,396,593)	(2,515,535)
Sale of short-term investments	(2,446)	(274,553)	-	(358,892)	(361,256)	(206,946)	-
Purchase of short-term investments	-	-	203,641	-	-	-	-
Increase in cash surrender value of life insurance	(66,947)	(7,589)	(66,947)	(27,589)	(39,887)	(78,963)	-
Proceeds on disposal of property and equipments	365,900	29,500	365,900	1,062,847	1,278,572	597,170	783,500
	(3,256,186)	(1,766,352)	(5,983,437)	(3,566,784)	(4,573,589)	(1,085,332)	(1,732,035)
Increase (decrease) in cash	10,594	(945,127)	317,958	(204,530)	(5,584)	110,201	95,328
Cash - Beginning of period	788,342	1,227,159	480,978	486,562	486,562	376,361	281,033
Cash - End of period	798,936	282,032	798,936	282,032	480,978	486,562	376,361
Supplementary cash flow information							
Interest paid	116,681	98,371	419,271	274,582	251,718	250,144	351,560
Income taxes paid (received)	8,765	16,211	126,663	107,985	128,542	(40,965)	114,464
Non-cash investing and financing activities							
Acquisition of capital assets through capital lease obligation	-	1,804,795	1,299,796	1,804,795	1,804,795	748,202	-

* Changes in working capital includes short-term investments, accounts receivable, income tax receivable, prepaid expenses, inventory, accounts payable and accrued liabilities, accrued management bonus and income taxes payable.

1 Nature of business

R Bee Crushing Ltd., Bernet Ventures Ltd. and Dal Finn Holdings Ltd. (collectively, the "Company" and "R Bee Crushing") are incorporated under the laws of British Columbia, are extra-provincially registered in Alberta and are engaged in the gravel crushing business. These financial statements have combined the operations of these three companies as they are under common control and managed by a common owner. The combined balances are presented after elimination of intercompany transactions and balances.

2 Summary of significant accounting policies

These financial statements are stated in Canadian dollars and have been prepared in accordance with Canadian generally accepted accounting principles.

Cash and cash equivalents

Cash and cash equivalents consist of short-term deposits with maturities of three months or less.

Property and equipment

Property and equipment are recorded at cost less accumulated amortization. Amortization is provided using the declining balance method at the following rates intended to amortize the cost of assets over their estimated useful lives.

Buildings	4%
Heavy equipment	30%.
Equipment	30%
Vehicles	30%
Trailers	30%
Radios	20%
Computer hardware and software	30% – 100%

Management assesses the carrying amount of property and equipment for impairment when facts and circumstances indicate a potential impairment. If it is determined that the estimated net recoverable amount is less than the net carrying amount, a writedown to the asset's fair value is recognized during the period.

Revenue recognition

Revenue is recognized as services are provided and performance of the service has occurred, price to the customer is fixed or determinable and collectibility is reasonably assured.

Investments

Investments are accounted for on a cost basis and are written down to their net recoverable amount should a decline in value occur that is not considered temporary.

Future income taxes

The Company uses the liability method of income tax allocation in accounting for income taxes. Under this method, future income tax assets and liabilities are determined based on temporary differences between the financial reporting and income tax bases of assets and liabilities, and measured using the substantively enacted tax rates and laws that will be in effect when the temporary differences are expected to reverse.

Measurement uncertainty

The preparation of financial statements in conformity with Canadian generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the period. Such estimates include providing amortization of property and equipment and recoverability of accounts receivable. Actual results could differ from these estimates.

Inventory

Inventory consists of spare parts and is measured at the lower of cost and market on a first-in first-out basis.

3 Short-term investments

These funds are held at one chartered bank and up to $354,000 has been pledged as security for the operating loan.

4 Property and equipment

			January 31, 2006
	Cost $	Accumulated amortization $	Net $ (Unaudited)
Land	121,705	-	121,705
Buildings	407,736	65,992	341,744
Heavy equipment	23,265,848	11,835,959	11,429,889
Equipment	4,592,159	2,530,400	2,061,759
Vehicles	1,454,959	562,403	892,556
Trailers	704,679	561,366	143,313
Radios	534	427	107
Computer hardware and software	10,673	7,284	3,389
	30,558,293	15,563,831	14,994,462

(2)

			April 30, 2005
	Cost $	Accumulated amortization $	Net $
Land	136,705	-	136,705
Buildings	407,736	55,357	352,379
Heavy equipment	17,801,484	9,969,163	7,832,321
Equipment	3,676,218	2,124,761	1,551,457
Vehicles	945,679	372,831	572,848
Trailers	610,709	533,400	77,309
Radios	1,402	1,262	140
Computer hardware and software	9,217	6,158	3,059
	23,589,150	13,062,932	10,526,218

			April 30, 2004
	Cost $	Accumulated amortization $	Net $
Land	25,000	-	25,000
Buildings	143,707	46,175	97,532
Heavy equipment	14,106,192	8,588,392	5,517,800
Equipment	2,658,097	2,051,117	606,980
Vehicles	674,954	304,010	370,944
Small tools	21,156	21,156	-
Trailers	678,154	562,644	115,510
Radios	1,402	1,224	178
Computer hardware and software	507,922	412,253	95,669
	18,816,584	11,986,971	6,829,613

Included in property and equipment as at January 31, 2006 are equipment under capital lease with a cost of $5,839,593 (unaudited) (April 30, 2005 – $4,108,565; 2004 – $1,423,256) and accumulated amortization of $1,917,900 (unaudited) (April 30, 2005 – $953,124; 2004 – $416,240).

5 Bank indebtedness

	January 31,		April 30,
	2006	2005	2004
	$	$	$
	(Unaudited)		
Operating loan	1,945,457	990,000	750,000
Overdraft	480,000	608,041	382,207
	2,425,457	1,598,041	1,132,207

Operating loan is authorized to $2,000,000, bears interest at bank prime rate plus 1.75% and security is provided by a general security agreement, a general assignment of book debts, an assignment of all risk insurance on equipment, an assignment of life insurance and a pledge of short-term investments in a minimum amount of $354,000.

6 Shareholder advances and due from related parties

The amounts are non-interest bearing, unsecured and have no fixed terms of repayment.

7. Obligations under capital lease

	January 31,		April 30,
	2006	2005	2004
	$	$	$
	(Unaudited)		
Repayable in monthly instalments ranging from $1,069 to $22,075 at various fixed rates to 5.8% and various rates of prime plus 3% at various dates to June 2009 and security is provided by equipment being leased.	4,390,357	3,500,617	2,038,488
Less: Current portion	(1,950,540)	(998,970)	(882,616)
	2,439,817	2,501,647	1,155,872

Principal payments as at April 30, 2005 are as follows:

	$
2006	1,305,147
2007	1,229,212
2008	1,547,194
	4,081,553
Less: Imputed interest	(580,936)
	3,500,617

8 Long-term debt

	January 31,		April 30,
	2006 $ (Unaudited)	2005 $	2004 $
Repayable in monthly instalments ranging from $1,351 to $41,780, including interest at various rates to bank prime rate plus 1.5% and various fixed rates to 8.9% and security is provided by heavy equipment at the cost of $9,366,302, due at various dates to December 2009.	6,896,373	3,979,953	3,238,601
Less: Current portion	(2,927,921)	(2,179,929)	(1,507,802)
	3,968,452	1,800,024	1,730,799

Principal payments due in the next five years as at April 30, 2005 are as follows:

	$
2006	2,179,929
2007	954,922
2008	567,870
2009	204,300
2010	72,932
	3,979,953

9 Share capital

R Bee Crushing Ltd.

Authorized

- 2,000 Class A preferred shares with a par value of $100 each
- 2,000 Class B common shares without par value
- 2,000 Class C common shares without par value
- 2,000 Class D common shares without par value
- 2,000 Class E common shares without par value

Issued

	January 31,		April 30,
	2006 $ (Unaudited)	2005 $	2004 $
100 Class B common shares	50	50	50

Dal Finn Holdings Ltd.

Authorized

- 5,000 Class A voting common shares without par value
- 5,000 Class B non-voting common shares without par value

Issued

	January 31,		April 30,
	2006 $ (Unaudited)	2005 $	2004 $
100 Class A common shares	100	100	100
50 Class B common shares	50	50	50
	150	150	150

Bernet Ventures Ltd.

Authorized

10,000 Class A common shares without par value
10,000 Class B common shares without par value
10,000 Class C common shares with a par value of $1 each
10,000 Class D common shares with a par value of $100 each

Issued

	January 31,	April 30,	
	2006 $ (Unaudited)	2005 $	2004 $
200 Class A common shares	200	200	200

10 Related party transactions

The Company incurred general and administrative expenses of $239,413 and $256,749 (unaudited) with a company under common control during the nine-month periods ended January 31, 2006 and 2005, respectively (year ended April 30, 2005 – $341,853; 2004 – $281,999; 2003 – $182,865).

The company generated rental income of $39,000 (unaudited) with a company under common control during the nine-month period ended January 31, 2006 (year ended April 30, 2005 – $nil; 2004 – $nil; 2003 – $nil).

The company generated interest income of $1,855 (unaudited) with a company under common control during the nine-month period ended January 31, 2006 (year ended April 30, 2005 – $1,969; 2004 – $nil; 2003 – $nil).

The related party transactions are in the normal course of operations and are measured at the exchange amount.

11 Financial instruments

Fair value

The carrying value of cash and cash equivalents, accounts receivable, income taxes receivable, bank indebtedness, accounts payable and accrued liabilities and accrued management bonus, approximate their fair value due to the relatively short period to maturity of the instruments and interest rates attached to the instruments. The fair value of amount shareholder advances is not practicably determinable. The fair value of long-term debt and capital lease obligations approximate carrying values as the interest rates approximate market rates.

Credit risk

The Company is exposed to credit risk on the accounts receivable from its customers. In order to reduce its credit risk, the Company has adopted credit policies that include the analysis of the financial position of its customers and the regular review of their credit limits.

During the nine-month period ended January 31, 2006, the Company had sales of 74% (unaudited) (year ended April 30, 2005 – 52% (each customer at 24%, 17% and 11%); 2004 – 41% (each customer at 17%, 12% and 12%; 2003 – 50% (each customer at 25%, 18% and 7%)) to three customers. As at January 31, 2006, the Company had accounts receivable of 75% (2005 – 74%; 2004 – 74%) from three customers.

Interest rate risk

The Company is exposed to interest rate price risk in respect of the long-term debt, which bears a fixed rate of interest.

12 Income taxes

The income tax provision recorded differs from the income tax obtained by applying the statutory income tax rates as follows:

	Three months ended January 31,		Nine months ended January 31,		Years ended April 30,		
	2006 $ (Unaudited)	2005 $ (Unaudited)	2006 $ (Unaudited)	2005 $ (Unaudited)	2005 $	2004 $	2003 $
Earnings (loss) before income taxes	(154,282)	(314,475)	2,315,074	3,010,066	2,382,004	1,301,916	(392,235)
Combined statutory rates	17.00%	17.00%	17.00%	17.00%	17.00%	17.00%	17.00%
Calculated expected income taxes	(26,228)	(53,461)	393,563	511,711	404,941	221,326	(66,680)
Increase (decrease)							
Non-deductible expenses	-	-	-	-	1,463	1,333	481
Non capital losses	-	-	-	-	(48,423)	(83,260)	-
Taxable income taxed at the non-small business rate	-	-	-	-	80,442	-	-
Other	(1,500)	-	-	-	4,579	(3,804)	11,646
	(27,728)	(53,461)	393,563	511,711	443,002	135,595	(54,553)
Represented by							
Current tax provision (recovery)	8,397	(36,263)	(155,752)	305,359	275,928	90,443	-
Future tax provision (recovery)	(36,125)	(17,198)	549,315	206,352	167,074	45,152	(54,553)
	(27,728)	(53,461)	393,563	511,711	443,002	135,595	(54,553)

The components of future income tax balances are as follows:

	January 31,	April 30,	
	2006 $ (Unaudited)	2005 $	2004 $
Tax basis of buildings and equipment in excess of carrying amount	210,295	135,642	79,087
Sales holdbacks	751,217	276,555	166,036
	961,512	412,197	245,123

13 Segmented information

In the opinion of management, the Company has only one business segment, which is the business of gravel crushing in Canada.

14 Subsequent events

Initial public offering

On __________, Petrowest Energy Services Trust (the "Trust") filed a prospectus relating to the initial public offering of up to • million trust units for $10 per unit (the "Offering"). Costs of the Offering are estimated to be $2.7 million and fees payable to the agents are estimated to be $ •, resulting in net proceeds of $ • million.

The Trust, through a subsidiary, will acquire 100% of the shares of the Company and all outstanding shareholder loans for $19,572,540 and 2,935,881 Trust units at a deemed price of $10 per unit. The cash payment will be adjusted post-closing for changes in working capital, long-term debt and shareholder loans to the date of closing.

Safetymaster Rentals Corporation

Financial Statements
February 28, 2006
August 31, 2005 and 2004

PRICEWATERHOUSECOOPERS

PricewaterhouseCoopers LLP
Chartered Accountants
111 5th Avenue SW, Suite 3100
Calgary, Alberta
Canada T2P 5L3
Telephone +1 (403) 509 7500
Facsimile +1 (403) 781 1825

May 5, 2006
(except for note 15, which is as at • , 2006

Auditors' Report

To the Shareholders of
Safetymaster Rentals Corporation

We have audited the balance sheets of **Safetymaster Rentals Corporation** as at August 31, 2005 and 2004, and the statements of earnings and retained earnings and cash flows for each of the years in the three-year period ended August 31, 2005. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with Canadian generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these financial statements present fairly, in all material respects, the financial position of the Company as at August 31, 2005 and 2004, and the results of its operations and its cash flows for each of the years in the three-year period ended August 31, 2005 in accordance with Canadian generally accepted accounting principles.

Chartered Accountants

Calgary, Alberta

Safetymaster Rentals Corporation
Balance Sheets

	February 28,		August 31,
	2006 $ (Unaudited)	2005 $	2004 $
Assets			
Current assets			
Cash and cash equivalents	-	155,651	-
Accounts receivable	1,897,026	1,033,038	788,983
Prepaid expenses	23,753	50,626	49,863
	1,920,779	1,239,315	838,846
Property and equipment (note 3)	1,508,556	979,192	1,128,533
Due from related parties (note 4)	317,171	164,836	205,182
	3,746,506	2,383,343	2,172,561
Liabilities			
Current liabilities			
Bank indebtedness (note 5)	484,909	-	231,514
Accounts payable and accrued liabilities	342,054	344,967	192,309
Accrued management remuneration	922,000	770,500	478,000
Income taxes payable	29,168	26,821	-
Due to related parties (note 4)	3,165	3,165	100,659
Callable debt (note 7)	16,219	21,067	83,907
Current portion of long-term debt (note 8)	121,105	35,301	101,109
Shareholder advances (note 6)	250,186	674	99,246
	2,168,806	1,202,495	1,286,744
Long-term debt (note 8)	128,895	-	35,301
Future income taxes (note 13)	34,429	35,908	24,658
	2,332,130	1,238,403	1,346,703
Shareholder's Equity			
Share capital (note 9)	100	100	100
Retained earnings	1,414,276	1,144,840	825,758
	1,414,376	1,144,940	825,858
	3,746,506	2,383,343	2,172,561

Commitments (note 10)

Approved on behalf of Petrowest Energy Services Trust by Petrowest Energy Services General Partner Ltd., as Administrator

(signed) "*Kenneth N. Drysdale*"
Director

(signed) "*D. Hugh Gillard*"
Director

Safetymaster Rentals Corporation
Statements of Earnings and Retained Earnings

	Three months ended February 28,		Six months ended February 28,		Years ended August 31,		
	2006 $ (Unaudited)	2005 $ (Unaudited)	2006 $ (Unaudited)	2005 $ (Unaudited)	2005 $	2004 $	2003 $
Revenue from rentals	2,078,773	1,575,140	3,610,389	2,680,084	4,612,493	3,274,653	2,257,456
Expenses							
Operating and administrative	1,288,826	887,081	2,265,440	1,623,574	3,139,234	2,325,288	1,911,722
Amortization	74,638	40,203	122,315	86,145	172,799	282,134	192,240
Interest on long-term debt	4,648	3,398	5,397	7,180	14,545	14,719	486
Management bonus	559,000	552,000	922,000	736,000	880,500	478,000	18,000
	1,927,112	1,482,682	3,315,152	2,452,899	4,207,078	3,100,141	2,122,448
Net earnings from operations	151,661	92,458	295,237	227,185	405,415	174,512	135,008
Gain (loss) on disposal of property and equipment	3,382	(16,221)	17,992	(14,958)	(8,895)	25,817	61,508
Earnings before income taxes	155,043	76,237	313,229	212,227	396,520	200,329	196,516
Income tax expense (note 13)	20,627	19,960	43,793	42,634	77,438	35,698	45,136
Earnings for the period	134,416	56,277	269,436	169,593	319,082	164,631	151,380
Retained earnings – Beginning of period	1,279,860	939,074	1,144,840	825,758	825,758	677,102	525,722
Dividend	-	-	-	-	-	(15,975)	-
Retained earnings – End of period	1,414,276	995,351	1,414,276	995,351	1,144,840	825,758	677,102

Safetymaster Rentals Corporation

Statements of Cash Flows

	Three months ended February 28,		Six months ended February 28,		Years ended August 31,		
	2006 $ (Unaudited)	2005 $ (Unaudited)	2006 $ (Unaudited)	2005 $ (Unaudited)	2005 $	2004 $	2003 $
Cash provided by (used in)							
Operating activities							
Earnings for the period	134,416	56,277	269,436	169,593	319,082	164,631	151,380
Items not affecting cash							
Amortization	74,638	40,203	122,315	86,145	172,799	282,134	192,240
(Gain) loss on disposal of property and equipment	(3,382)	16,221	(17,992)	14,958	8,895	(25,817)	(61,508)
Future income tax expense (recovery)	1,324	548	(1,479)	3,976	11,250	(5,923)	4,400
	206,996	113,249	372,280	274,672	512,026	415,025	286,512
Changes in non-cash working capital*	(855,424)	(240,979)	(686,180)	(352,727)	227,161	188,866	84,233
	(648,428)	(127,730)	(313,900)	(78,055)	739,187	603,891	370,745
Investing activities							
Acquisition of property and equipment	(360,103)	(77,354)	(700,586)	(253,750)	(278,182)	(957,774)	(330,084)
Proceeds from disposal of property and equipment	4,000	137,669	66,898	218,729	245,829	341,883	148,862
	(356,103)	60,315	(633,688)	(35,021)	(32,353)	(615,891)	(181,222)
Financing activities							
Proceeds from callable and long-term debt	-	-	250,000	-	-	300,000	28,924
Repayment of callable and long-term debt	(11,336)	(35,458)	(40,149)	(40,483)	(163,949)	(100,894)	(57,580)
Payment of dividend	-	-	-	-	-	(15,975)	-
(Repayment of) proceeds from shareholder advances	657,025	188,546	249,512	99,371	(98,572)	(290,039)	(5,073)
Redemption of preferred shares	-	-	-	-	-	(113,590)	(100,000)
Repayment of note payable	-	-	-	-	-	(19,744)	-
Advances (to) from related parties	(257,307)	57,130	(152,335)	75,749	(57,148)	(83,680)	1,506
	388,382	210,218	307,028	134,637	(319,669)	(323,922)	(132,223)
Increase (decrease) in cash	(616,149)	142,803	(640,560)	21,561	387,165	(335,922)	57,300
Cash and cash equivalents (bank indebtedness) – Beginning of period	131,240	(352,756)	155,651	(231,514)	(231,514)	104,408	47,108
Cash and cash equivalents (bank indebtedness) – End of period	(484,909)	(209,953)	(484,909)	(209,953)	155,651	(231,514)	104,408
Supplemental information							
Interest paid	2,407	6,748	4,443	14,035	20,474	17,699	7,051
Income taxes paid	47,885	19,921	65,585	30,121	50,521	33,834	41,902

* Changes in non-cash working capital includes changes in accounts receivable, prepaid expenses, accounts payable and accrued liabilities, accrued management bonus and income taxes payable.

1 Nature of business

Safetymaster Rentals Corporation (the "Company") was incorporated under the Business Corporations Act (Alberta) on January 22, 1997. Its principal focus is on the supply of safety equipment rentals.

The Company's business is considered to have some seasonality, with peak levels generally in the first and fourth calendar year quarters.

2 Summary of significant accounting policies

The financial statements are stated in Canadian dollars and have been prepared in accordance with Canadian generally accepted accounting principles.

Cash and cash equivalents

Included in cash and cash equivalents are bank overdrafts.

Property and equipment

Property and equipment are recorded at cost less accumulated amortization. Equipment is amortized using the declining balance method over their estimated useful lives at the following rates:

Airplane	15%
Equipment rentals and airplane	15%
Trailers rentals	15%
Vehicles	15%

Management assesses the carrying amount of property and equipment for impairment when facts and circumstances indicate a potential impairment. If it is determined that the estimated net recoverable amount is less than the net carrying amount, a writedown to the asset's fair value is recognized during the period.

Future income taxes

The Company uses the liability method of income tax allocation in accounting for income taxes. Under this method, future income tax assets and liabilities are determined based on temporary differences between the financial reporting and income tax bases of assets and liabilities, and measured using the substantively enacted income tax rates and laws that will be in effect when the temporary differences are expected to reverse.

Measurement uncertainty

The preparation of financial statements in conformity with Canadian generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amount of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the period. Such estimates include providing amortization of property and equipment and recoverability of accounts receivable. Actual results could differ from these estimates.

Revenue recognition

Revenue is recognized over the equipment rental period and when collectibility is reasonably assured.

3 Property and equipment

			February 28, 2006
	Cost $	Accumulated amortization $	Net $ (Unaudited)
Airplane	343,718	144,797	198,921
Equipment rentals	1,213,955	642,810	571,145
Trailer rentals	721,845	271,274	450,571
Vehicles	359,022	71,103	287,919
	2,638,540	1,129,984	1,508,556

			August 31, 2005
	Cost $	Accumulated amortization $	Net $
Airplane	343,718	109,693	234,025
Equipment rentals	958,980	618,861	340,119
Trailer rentals	453,641	234,742	218,899
Vehicles	258,966	72,817	186,149
	2,015,305	1,036,113	979,192

			August 31, 2004
	Cost $	Accumulated amortization $	Net $
Airplane	341,969	68,394	273,575
Equipment rentals	967,132	578,176	388,956
Trailer rentals	479,799	217,426	262,373
Vehicles	291,522	87,893	203,629
	2,080,422	951,889	1,128,533

4 Due to (from) related parties

These amounts refer to balances due to/from companies controlled by the shareholders or family members of the shareholder of the company and are non-interest bearing, unsecured and have no fixed repayment terms.

5 Bank indebtedness

The line of credit is due on demand with maximum borrowings of $600,000, and interest at prime plus 1.0%. Security is provided by a general security agreement covering all assets of the Company.

6 Shareholder advances

The amounts due to the shareholder are non-interest bearing, unsecured and have no fixed repayment terms.

7 Callable debt

	February 28,		August 31,
	2006 $ (Unaudited)	2005 $	2004 $
Bank loan, due on demand and repayable in monthly instalments of $900, including interest at a rate of prime plus 1.25% per annum and security is provided through a general security agreement.	16,219	21,067	83,907

Debt principal repayment amounts as at August 31, 2005 are as follows:

	$
2006	9,888
2007	10,446
2008	733
	21,067

8 Long-term debt

	February 28,		August 31,
	2006 $ (Unaudited)	2005 $	2004 $
Loan from a company controlled by a family member of a shareholder of the company, due in January 2006 and repayable in monthly instalments of $8,955, including interest at the rate of prime plus 2.5% per annum.	-	35,301	136,410
Loan from a company controlled by a family member of a shareholder of the company, due in November 2007 and repayable in monthly instalments of $11,108, including interest at the rate of prime plus 1.5% per annum	250,000	-	-
	250,000	35,301	136,410
Less: Amount due within one year	(121,105)	(35,301)	(101,109)
	128,895	-	35,301

Security for the loans includes a shareholder guarantee.

9 Share capital

Authorized

Unlimited number of Class A, voting, common shares
Unlimited number of Class B, voting, common shares
Unlimited number of Class C, non-voting, non-cumulative, redeemable, retractable, preferred shares
Unlimited number of Class D, non-voting, non-cumulative, redeemable, retractable, preferred shares
2,000 Class E special voting shares
Unlimited number of Class F, non-voting common shares

Issued

	February 28,		August 31,
	2006 $ (Unaudited)	2005 $	2004 $
100 Class A common shares	100	100	100

During 2003 and 2004, the Company redeemed the Class "C" preferred shares at $1,000 per share for total payment of $100,000 and $113,550, respectively.

10 Commitments

Leases

Under the terms of operating lease agreements, the Company will be required to make annual rental payments as follows:

	$
2006	66,000
2007	66,000
2008	66,000
2009	66,000
2010	38,000

Guarantee

The Company has given a corporate guarantee limited to $195,000 for a bank loan in the name of the spouse of the shareholder. The carrying amount of this loan is $99,682.

11 Related party transactions

	Six months ended February 28,		Three months ended February 28,		Years ended August 31,		
	2006 $ (Unaudited)	2005 $ (Unaudited)	2006 $ (Unaudited)	2005 $ (Unaudited)	2005 $	2004 $	2003 $
General and administrative expense							
Paid to company controlled by a family member of a shareholder	76,349	21,600	31,455	30,808	154,040	100,863	30,947
Paid to a family member of a shareholder	33,000	36,000	16,500	18,000	101,800	111,302	109,456
Paid to company 50% owned by a shareholder	-	-	-	-	5,400	-	9,447
Accounts payable owed to companies controlled by a family member of a shareholder	13,667	20,025	13,667	15,037	105,470	47,652	24,611
Management fees received from company by a family member of a shareholder	-	-	-	-	20,000	200	100,000

These transactions have been recorded at the exchange amount.

12 Financial instruments

Fair value

The carrying value of cash and cash equivalents, accounts receivable, bank indebtedness, accounts payable and accrued liabilities, accrued management remuneration, callable debt and long-term debt, approximate their fair value due to the relatively short term to maturity of the instruments and interest rates attached to the instruments. The fair value of amounts due to (from) related parties and shareholder advances are not practicably determinable since they do not have any specified terms.

Credit risk

The Company is exposed to credit risk on the accounts receivable from its customers. In order to reduce its credit risk, the Company has adopted credit policies which include the analysis of the financial position of its customers and the regular review of their credit limits.

During the period ended February 28, 2006, 35% (unaudited) (February 28, 2005 – 36% (unaudited); August 31, 2005 – 32%; August 31, 2004 – 22%; August 31, 2003 – 35%) of the Company's sales were to two customers. As at February 28, 2006, the Company had accounts receivable of 45% (August 31, 2005 –31%; 2004 – 41%) from two customers.

13 Income taxes

The income tax provision recorded differs from the income tax obtained by applying the statutory income tax rates to the earnings for the period and is reconciled as follows:

	Three months ended February 28,		Six months ended February 28,		Years ended August 31,		
	2006 $ (Unaudited)	2005 $ (Unaudited)	2006 $ (Unaudited)	2005 $ (Unaudited)	2005 $	2004 $	2003 $
Earnings before income taxes	155,043	76,237	313,229	212,227	396,520	200,329	196,516
Combined statutory rates	16.12%	16.20%	16.12%	16.20%	16.12%	16.87%	19.66%
Calculated expected income taxes	24,993	12,350	50,493	34,381	63,919	33,796	38,635
Increase (decrease):							
Non-deductible expenses	1,209	1,215	2,418	2,430	5,279	5,328	5,338
Rate change and other	(5,575)	6,395	(9,118)	5,823	8,240	(3,426)	1,163
	20,627	19,960	43,793	42,634	77,438	35,698	45,136
Represented by							
Current income tax provision	19,303	19,412	45,272	38,658	66,188	41,621	40,736
Future income tax provision (recovery)	1,324	548	(1,479)	3,976	11,250	(5,923)	4,400
	20,627	19,960	43,793	42,634	77,438	35,698	45,136

(6)

The component of future income tax liability is as follows:

	February 28,		August 31,
	2006 $ (Unaudited)	2005 $	2004 $
Carrying value of property and equipment in excess of tax values	34,429	35,908	24,658

14 Segmented information

In the opinion of management, the Company has only one business segment, which is the business of safety equipment rentals.

15 Subsequent events

Initial public offering

On __________, Petrowest Energy Services Trust (the "Trust") filed a prospectus relating to the initial public offering of up to • million trust units for $10 per unit (the "Offering"). Costs of the Offering are estimated to be $2.7 million, and fees payable to the agents are estimated to be $ •, resulting in net proceeds of $ • million.

The Trust, through a subsidiary, will acquire 100% of the shares of the Company and all outstanding shareholder loans for $3,480,855 and 522,128 Trust units at a deemed price of $10 per unit. The cash payment will be adjusted post-closing for changes in working capital, long-term debt and shareholder loans to the date of closing.

Neuwest Equipment Rentals Incorporated

Financial Statements
April 30, 2006
October 31, 2005 and 2004



PricewaterhouseCoopers LLP
Chartered Accountants
111 5th Avenue SW, Suite 3100
Calgary, Alberta
Canada T2P 5L3
Telephone +1 (403) 509 7500
Facsimile +1 (403) 781 1825

May 5, 2006
(except as to note 16, which is as of • , 2006)

Auditors' Report

To the Shareholders of
Neuwest Equipment Rentals Incorporated

We have audited the balance sheets of **Neuwest Equipment Rentals Incorporated** as at October 31, 2005 and 2004 and the statements of earnings (loss) and retained earnings (deficit) and cash flows for each of the years in the three-year period ended October 31, 2005. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with Canadian generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these financial statements present fairly, in all material respects, the financial position of the Company as at October 31, 2005 and 2004 and the results of its operations and its cash flows for each of the years in the three-year period ended October 31, 2005 in accordance with Canadian generally accepted accounting principles.

Chartered Accountants

Calgary, Alberta

Neuwest Equipment Rentals Incorporated

Balance Sheets

	April 30,	October 31,	
	2006	2005	2004
	$	$	$
	(Unaudited)		
Assets			
Current assets			
Cash	375,573	167,772	29,160
Accounts receivable	1,424,733	777,879	127,219
Prepaid expenses and deposits	32,285	250	-
	1,832,591	945,901	156,379
Property and equipment (note 3)	2,444,996	1,176,552	37,500
Deposit in trust (note 4)	250,000	250,000	-
Interest receivable	14,930	8,680	-
Future income taxes (note 12)	69,481	28,901	-
	4,611,998	2,410,034	193,879
Liabilities			
Current liabilities			
Accounts payable and accrued liabilities	34,023	435	3,012
Income taxes payable	219,374	63,360	22,635
Current portion of long-term debt (note 5)	9,678	23,439	-
Current portion of capital lease obligations (note 6)	408,044	244,832	-
Shareholder advances (note 7)	528,870	403,870	37,050
Due to employee profit sharing plan (note 8)	375,000	375,000	-
	1,574,989	1,110,936	62,697
Long term debt (note 5)	11,613	17,580	-
Capital lease obligations (note 6)	1,894,226	930,312	-
	3,480,828	2,058,828	62,697
Shareholders' Equity			
Share capital (note 9)	500	500	500
Retained earnings	1,130,670	350,706	130,682
	1,131,170	351,206	131,182
	4,611,998	2,410,034	193,879

Basis of presentation (note 1)

Commitments (note 10)

Approved on behalf of Petrowest Energy Services Trust by Petrowest Energy Services General Partner Ltd., as Administrator

(signed) "*D. Hugh Gillard*"
Director

(signed) "*Gerald A. Romanzin*"
Director

Newwest Equipment Rentals Incorporated

Statements of Earnings (Loss) and Retained Earnings (Deficit)

	Three months ended April 30,		Six months ended April 30,		Years ended October 31,		
	2006 $ (Unaudited)	2005 $ (Unaudited)	2006 $ (Unaudited)	2005 $ (Unaudited)	2005 $	2004 $	2003 $
Revenue from leases	1,467,502	387,747	2,625,592	786,872	2,070,456	1,376,210	425,560
Revenue from sale of leased equipment	-	-	-	11,061	11,061	-	-
	1,467,502	387,747	2,625,592	797,933	2,081,517	1,376,210	425,560
Expenses							
Cost of rentals	701,633	232,552	1,187,847	425,743	1,088,488	936,885	401,599
Administration	113,884	39,695	175,352	63,791	167,802	266,398	26,897
Amortization	144,337	1,951	287,454	3,956	202,603	6,720	6,065
Interest on debt	16,516	-	51,332	12	1,821	497	139
Employee profit sharing plan expense	-	-	-	-	375,000	-	-
	976,370	274,198	1,701,985	493,502	1,835,714	1,210,500	434,700
	491,132	113,549	923,607	304,431	245,803	165,710	(9,140)
Other income							
Interest revenue	2,083	2,604	6,250	2,604	8,680	11	-
Earnings (loss) before income taxes	493,215	116,153	929,857	307,035	254,483	165,721	(9,140)
Income tax expense (note 12)	79,506	18,910	149,893	49,985	34,459	22,635	-
Net earnings (loss) for the period	413,709	97,243	779,964	257,050	220,024	143,086	(9,140)
Retained earnings (deficit) – Beginning of period	716,961	290,489	350,706	130,682	130,682	(12,404)	(3,264)
Retained earnings (deficit) – End of period	1,130,670	387,732	1,130,670	387,732	350,706	130,682	(12,404)

Basis of presentation (note 1)

Neuwest Equipment Rentals Incorporated

Statements of Cash Flows

	Three months ended April 30,		Six months ended April 30,		Years ended October 31,		
	2006 $ (Unaudited)	2005 $ (Unaudited)	2006 $ (Unaudited)	2005 $ (Unaudited)	2005 $	2004 $	2003 $
Cash provided by (used in)							
Operating activities							
Net earnings (loss) for the period	413,709	97,253	779,964	257,050	220,024	143,086	(9,140)
Items not affecting cash							
Amortization	144,337	1,951	287,454	3,956	202,603	6,720	6,065
Gain on sale of rental equipment	-	-	-	(11,061)	(11,061)	-	-
Future income tax expense (recovery)	(7,558)	-	(40,580)	-	(28,901)	-	-
	550,488	99,204	1,026,838	249,945	382,665	149,806	(3,075)
Changes in non-cash working capital							
Accounts receivable	(247,263)	(35,161)	(646,854)	(149,417)	(650,660)	(96,513)	5,905
Income taxes payable	99,366	(3,735)	156,014	27,350	40,725	22,635	-
Prepaid expenses and deposits	20,851	4,460	(32,035)	(10,407)	(250)	-	-
Accounts payable and accrued liabilities	(29,674)	7,933	33,588	4,892	(2,577)	(6,424)	8,436
Interest receivable	(2,083)	(2,604)	(6,250)	(2,604)	(8,680)	-	-
	391,685	70,097	531,301	119,759	(238,777)	69,504	11,266
Financing activities							
Repayments of long-term debt and capital lease obligations	(128,778)	-	(257,327)	-	(88,504)	-	-
Advances from (to) shareholder	-	-	125,000	366,820	366,820	(37,450)	-
Receipt of employee profit sharing plan loan	-	-	-	-	375,000	-	-
	(128,778)	-	(132,327)	366,820	653,316	(37,450)	-
Investing activities							
Purchases of property and equipment	-	(5,250)	(191,173)	(5,250)	(44,427)	(18,550)	-
Proceeds on disposal of property and equipment	-	-	-	18,500	18,500	-	
Deposits in trust	-	-	-	(250,000)	(250,000)	-	-
	-	(5,250)	(191,173)	(236,750)	(275,927)	(18,550)	-
Increase (decrease) in cash	262,907	64,847	207,801	249,829	138,612	13,504	11,266
Cash – Beginning of period	112,666	214,142	167,772	29,160	29,160	15,656	4,390
Cash – End of period	375,573	278,989	375,573	278,989	167,772	29,160	15,656
Supplementary cash flow information							
Interest paid	16,516	-	51,372	12	1,821	497	139
Income taxes	-	-	-	-	22,635	-	-
Non-cash investing and financing activities							
Acquisition of capital assets through capital lease obligations and long-term debt	-	-	1,364,725	-	1,304,667	-	-

1 Nature of operations and basis of presentation

Neuwest Equipment Rentals Incorporated (the "Company") is incorporated under the laws of the Province of Nova Scotia. Its principal business activity is heavy equipment rentals.

These financial statements are prepared on the going concern basis, which assumes that the Company will be able to realize its assets and discharge its liabilities in the normal course of business for the foreseeable future. The Company expects to continue normal operations with continued shareholder support, the company receiving future financing and the Company renting equipment to the related party as described in note 13. The outcome of these events is uncertain at this time. These financial statements do not include any adjustments to the amounts and classification of assets and liabilities that may be necessary should the Company be unable to continue as a going concern. These adjustments may be material.

2 Summary of significant accounting policies

These financial statements are stated in Canadian dollars and have been prepared in accordance with Canadian generally accepted accounting principles.

Cash and cash equivalent

Included in cash and cash equivalents are bank overdrafts.

Revenue recognition

Revenue is recognized over the rental period and when collection is reasonably assured.

Property and equipment

Property and equipment are initially recorded at cost. Amortization is provided using the declining balance method at rates intended to amortize the cost of assets over their estimated useful lives.

Containers	30%
Furniture	20%
Heavy rental equipment	30%
Rental equipment	20%
Vehicle equipment	30%

Management assesses the carrying amount of property and equipment for impairment when facts and circumstances indicate a potential impairment. If it is determined that the estimated net recoverable amount is less than the net carrying amount, a write-down to the asset's fair value is recognized during the period.

Future income taxes

The Company uses the liability method of tax allocation in accounting for income taxes. Under this method, future tax assets and liabilities are determined based on temporary differences between the financial reporting and tax bases of assets and liabilities, and measured using the substantially enacted tax rates and laws that will be in effect when the temporary differences are expected to reverse.

Measurement uncertainty

The preparation of financial statements in conformity with Canadian generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the period. Such estimates include providing amortization of property and equipment, recoverability of accounts receivable and the going concern assumption. Actual results could differ from these estimates.

3 Property and equipment

			April 30, 2006
	Cost $	Accumulated amortization $	Net $ (Unaudited)
Containers	5,250	1,460	3,790
Furniture	10,848	603	10,245
Heavy rental equipment under capital lease	2,769,452	464,108	2,305,344
Rental equipment	135,077	33,510	101,567
Vehicle equipment	26,000	1,950	24,050
	2,946,627	501,631	2,444,996

			October 31, 2005
	Cost $	Accumulated amortization $	Net $
Containers	5,250	788	4,462
Furniture	448	45	403
Heavy rental equipment under capital lease	1,263,259	189,578	1,073,681
Rental equipment	119,507	21,501	98,006
	1,388,464	211,912	1,176,552

	October 31, 2004		
	Cost $	Accumulated amortization $	Net $
Rental equipment	53,719	16,219	37,500

4 Deposit in trust

The Company was required to place $250,000 in trust to a vendor in order to obtain leases. The deposit will earn interest at the prime rate for 36 months.

5 Long-term debt

During the year, the Company purchased equipment through a twenty-four month loan at an interest rate of 7.5%. Future amounts repayable are as follows:

	$
2006	9,678
2007	11,613
	21,291

The Company currently has a demand operating loan available to the amount of $105,000 at the bank's prime lending rate plus 1.50%. As at October 31, 2005, the Company had not drawn on this credit facility.

6 Capital lease obligations

	April 30,	October 31,	
	2006 $ (Unaudited)	2005 $	2004 $
Obligations are repayable in 48 monthly blended payments ranging from $3,234 to $5,435 plus a lump sum payment ranging from $42,000 to $54,222 on either October 31, 2005 or December 31, 2005. Interest rates range from 6.20% to 6.70%.	1,195,491	440,014	-
Obligations are repayable in 48 to 60 monthly blended payments ranging from $5,574 to $8,081 plus a lump sum payment of $258,386 on October 31, 2009, and a lump sum payment of $137,629 on December 31, 2010. Interest rates range from 5.90% to 6.50%.	1,106,779	735,130	-
	2,302,270	1,175,144	-
Less: Current portion	(408,044)	(244,832)	-
	1,894,226	930,312	-

Future amounts repayable as at October 31, 2005 are as follows:

	$
2006	260,746
2007	194,499
2008	207,215
2009	450,757
2010	138,312
	1,251,529
Less: Imputed interest	(76,385)
	1,175,144

The two shareholders have placed personal guarantees to the amount of $1,136,250 (unaudited) (December 31, 2005 – $350,000; 2004 – $nil) each. The leases obligations security is provided by the related leased assets.

7 Shareholder advances

The amounts due to the shareholder are unsecured, interest free and repayable on demand.

8 Employee profit sharing plan

During 2005, the Company established a formal employee profit sharing plan, whereby accumulated undistributed profits of Neuwest Equipment Rentals Incorporated and companies owned by the shareholders may be distributed to a trust. For the fiscal year of 2005, there was a distribution of profits of $375,000 under this plan (2004 – $nil), which was then loaned back to the Company with no set repayment terms. In the first half of 2006, a payment of $nil was distributed under the plan.

9 Share capital

Authorized
500 voting common shares
40,000 voting preferred shares

Issued and outstanding

	April 30,	October 31,	
	2006 $ (Unaudited)	2005 $	2004 $
500 common shares	500	500	500

10 Commitments

The future maximum operating lease payments as at October 31, 2005 over the next five years for equipment are as follows:

	$
2006	933,618
2007	768,408
2008	768,408
2009	655,357
2010	162,841
	3,288,632

Shareholders placed personal guarantees to the amount of $2,095,044 (2005 –$117,175), in order to obtain the equipment under the operating lease agreements with various vendors.

11 Financial instruments

Fair value

The carrying value of cash, accounts receivable, interest receivable and accounts payable and accrued liabilities approximate their fair value due to the relatively short period to maturity of the instruments. The fair value of shareholder advance and due to employee profit sharing plan is not practicably determinable since it does not have any specified terms. The fair value of long-term debt, capital lease obligations and deposit in trust approximates carrying value as the interest rates applicable to these loans approximate market rates.

Credit risk

The Company is exposed to credit risk on the accounts receivable from its customers. In order to reduce its credit risk, the Company has adopted credit policies, that include the analysis of the financial position of its customers and the regular review of their credit limits.

As at April 30, 2006, 92% (unaudited) (October 31, 2005 – 81%; October 31, 2004 – 73%) of the accounts receivable of the Company were from three customers.

Interest rate risk

The Company is exposed to interest rate price risk in respect of its capital leases and long-term debt, which bear fixed rates of interest.

12 Income taxes

The income tax provision recorded differs from the income tax obtained by applying the statutory income tax rate as follows:

	Three months ended April 30,		Six months ended April 30,		Years ended October 31,		
	2006 $ (Unaudited)	2005 $ (Unaudited)	2006 $ (Unaudited)	2005 $ (Unaudited)	2005 $	2004 $	2003 $
Earnings (loss) before income taxes	493,215	116,153	929,857	307,035	254,483	165,721	(9,140)
Combined statutory rate	16.12%	16.23%	16.12%	16.28%	16.12%	16.53%	17.33%
Calculated expected income taxes	79,506	18,910	149,893	49,985	41,023	27,394	(1,584)
Increase (decrease):							
Non-deductible	-	-	-	-	941	-	-
Rate change	-	-	-	-	(7,505)	(4,759)	1,584
	79,506	18,910	149,893	49,985	34,459	22,635	-
Represented by							
Current provision	87,064	18,910	190,473	49,985	63,360	22,635	-
Future tax recovery	(7,558)	-	(40,580)	-	(28,901)	-	-
	79,506	18,910	149,893	49,985	34,459	22,635	-

The component of future income taxes is as follows:

	April 30,	October 31,	
	2006 $ (Unaudited)	2005 $	2004 $
Tax basis of property and equipment in excess of carrying value	69,481	28,901	-

13 Related party disclosure

The Company entered into a number of related party transactions with companies controlled by the shareholders or companies controlled by family members of the shareholders, which were a part of the normal course of operations. Such transactions included revenues of $nil for the interim period ending April 30, 2006 (unaudited) (years ending October 31, 2005 – $951,082; 2004 – $1,247,666; 2003 – $394,899). For the interim period of April 30, 2006 there were no related party revenues earned. See note 15 for further details.

The Company also entered into incurred consulting fees with a related party for the amount of $58,166 and $36,000 for the six month period ending April 30, 2006 and 2005 respectively (unaudited) (years ending October 31, 2005 – $96,000; 2004 – $186,291; 2003 – $nil).

As at October 31, 2005, outstanding accounts receivables from related parties amounted to $288,424 (2004 – $27,147). No amounts are outstanding at April 30, 2006.

All related party transactions have been recorded at the exchange amount.

14 Segmented information

In the opinion of management, the Company has only one business segment, which is the business of equipment rentals and sales in Canada.

15 Economic dependence

During the six-month period ended April 30, 2006, 94% (April 30, 2005 – 89%) (unaudited) (year ended October 31, 2005 – 86% (each customer at 46%, 21% and 19%); October 31, 2004 – 94% (each customer at 54%, 37% and 3%)) of the Company's sales were to three customers. For the year ended October 31, 2003 revenue from one customer totalled 93%. A portion of these sales were to related parties (note 13).

16 Subsequent events

Initial public offering

On __________, Petrowest Energy Services Trust (the "Trust") filed a prospectus relating to the initial public offering of up to • million trust units for $10 per unit (the "Offering"). Costs of the Offering are estimated to be $2.7 million, and fees payable to the agents are estimated to be $ •, resulting in net proceeds of $ • million.

The Trust, through a subsidiary, will acquire 100% of the shares of the Company and all outstanding shareholder loans for $4,153,405 and 623,010 Trust units at a deemed price of $10 per unit. The cash payment will be adjusted post-closing for changes in working capital, long-term debt and shareholder loans to the date of closing.

Northern Tractor Sales and Rental

Combined Financial Statements
March 31, 2006
September 30, 2005 and 2004

PRICEWATERHOUSECOOPERS

PricewaterhouseCoopers LLP
Chartered Accountants
111 5th Avenue SW, Suite 3100
Calgary, Alberta
Canada T2P 5L3
Telephone +1 (403) 509 7500
Facsimile +1 (403) 781 1825

May 5, 2006
(except for note 15, which is as at • , 2006)

Auditors' Report

To the Shareholders of
Fitzpatrick Co. Ltd. and Northern Tractor Sales and Rental Co. Ltd.

We have audited the combined balance sheets of **Northern Tractor Sales and Rental** as at September 30, 2005 and 2004, and the combined statements of earnings and retained earnings and cash flows for each of the years in the three-year period ended September 30, 2005. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these combined financial statements based on our audits.

We conducted our audits in accordance with Canadian generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these combined financial statements present fairly, in all material respects, the financial position of the Company as at September 30, 2005 and 2004, and the results of its operations and its cash flows for each of the years in the three-year period ended September 30, 2005 in accordance with Canadian generally accepted accounting principles.

Chartered Accountants

Calgary, Alberta

Northern Tractor Sales and Rental

Combined Balance Sheets

	March 31,	September 30,	
	2006 $ (Unaudited)	2005 $	2004 $
Assets			
Current assets			
Cash	2,600,489	501,179	581,783
Accounts receivable	1,844,782	1,109,786	827,942
Inventory	52,000	52,000	-
Prepaid expenses and deposits	16,437	16,437	-
	4,513,708	1,679,402	1,409,725
Property and equipment (note 3)	16,861,836	14,771,338	10,053,548
Investments (note 4)	19,744	19,847	19,946
Due from related party (note 5)	2,380,849	3,437,608	1,880,000
	23,776,137	19,908,195	13,363,219
Liabilities			
Current liabilities			
Bank indebtedness (note 6)	7,541,000	8,029,412	5,034,172
Accounts payable and accrued liabilities	761,016	762,157	457,737
Income taxes payable	129,834	153,996	102,808
Shareholder advances (note 9)	335,156	354,889	437,974
Current portion of long-term debt (note 7)	44,391	43,243	50,000
Current portion of capital lease obligation (note 8)	1,800,564	603,982	-
Accrued management bonus	2,000,000	-	-
Liability component of preferred shares (note 10)	999,998	999,998	999,998
	13,611,959	10,947,677	7,082,689
Long-term debt (note 7)	796,354	825,741	338,899
Capital lease obligations (note 8)	1,736,389	954,804	-
Future income taxes (note 11)	972,116	899,340	779,539
	17,116,818	13,627,562	8,201,127
Shareholders' Equity			
Share capital (note 10)	161,077	161,077	161,077
Retained earnings	6,498,242	6,119,556	5,001,015
	6,659,319	6,280,633	5,162,092
	23,776,137	19,908,195	13,363,219

Basis of presentation (note 1)
Contingency (note 13)

Approved on behalf of Petrowest Energy Services Trust by Petrowest Energy Services General Partner Ltd., as Administrator

(signed) "*Kenneth N. Drysdale*"
Director

(signed) "*D. Hugh Gillard*"
Director

Northern Tractor Sales and Rental

Combined Statements of Earnings and Retained Earnings

	Three months ended March 31,		Six months ended March 31		Years ended September 30,		
	2006	2005	2006	2005	2005	2004	2003
	$	$	$	$	$	$	$
	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)			
Revenue from rentals	2,075,248	1,193,439	4,288,338	2,895,186	5,983,777	5,037,760	4,915,040
Gain on disposal of rental equipment	515,644	160,069	814,227	261,160	448,991	327,963	293,838
	2,590,892	1,353,508	5,102,565	3,156,346	6,432,768	5,365,723	5,208,878
Direct expenses							
Operating and administrative	637,121	439,256	1,288,423	793,072	2,470,359	2,214,124	2,103,708
Amortization	563,546	425,595	1,130,507	837,242	1,859,736	1,736,118	1,626,524
Interest – current	106,268	-	106,268	-	293,516	231,094	15,846
Interest on long-term debt and capital lease obligation	33,186	70,902	168,116	127,050	36,571	20,162	203,715
Management bonus	1,000,000	171,825	2,000,000	331,869	456,500	217,000	379,500
	2,340,121	1,107,578	4,693,314	2,089,233	5,116,682	4,418,498	4,329,293
	250,771	245,930	409,251	1,067,113	1,316,086	947,225	879,585
Other revenue (expense)							
Interest income	27,048	5,063	42,211	11,508	22,645	4,695	55,566
Write down of investments	-	-	-	-	-	-	(100,206)
Earnings before income taxes	277,819	250,993	451,462	1,078,621	1,338,731	951,920	834,945
Income tax expense (note 11)	44,784	40,661	72,776	174,737	220,190	167,611	146,583
Net earnings for the period	233,035	210,332	378,686	903,884	1,118,541	784,309	688,362
Retained earnings – Beginning of period	6,265,207	5,694,567	6,119,556	5,001,015	5,001,015	5,105,006	4,416,644
Dividends	-	-	-	-	-	(888,300)	-
Retained earnings – End of period	6,498,242	5,904,899	6,498,242	5,904,899	6,119,556	5,001,015	5,105,006

Basis of presentation (note 1)

Northern Tractor Sales and Rental

Combined Statements of Cash Flows

	Three months ended March 31,		Six months ended March 31,		Years ended September 30,		
	2006 $ (Unaudited)	2005 $ (Unaudited)	2006 $ (Unaudited)	2005 $ (Unaudited)	2005 $	2004 $	2003 $
Cash provided by (used in)							
Operating activities							
Net earnings for the period	233,035	210,332	378,686	903,884	1,118,541	784,309	688,362
Items not affecting cash							
Amortization	563,546	425,595	1,130,507	837,242	1,859,736	1,736,118	1,626,524
Write-down of investments	-	-	-	-	-	-	100,206
Gain on disposal of rental equipment	(515,644)	(160,069)	(814,227)	(261,160)	(448,991)	(327,963)	(293,838)
Future income taxes	44,784	25,931	72,776	162,109	119,801	19,197	140,398
	325,721	501,789	767,742	1,642,075	2,649,087	2,211,661	2,261,652
Changes in working capital							
Accounts receivable	(413,183)	(149,638)	(734,996)	(353,919)	(281,844)	75,639	(195,092)
Prepaid expenses and deposits	-	3,677	-	(8,580)	(16,437)	62,501	(27,301)
Inventory	-	-	-	-	(52,000)	-	-
Accounts payable and accrued liabilities	148,121	(92,484)	(1,141)	(65,507)	304,420	(256,644)	449,411
Income taxes payable	(24,039)	73,565	(24,162)	(36,892)	51,188	123,256	17,772
Accrued management bonus	1,000,000	-	2,000,000	-	-	-	-
	1,036,620	336,909	2,007,443	1,177,177	2,654,414	2,216,413	2,506,442
Financing activities							
Proceeds from long-term debt	-	-	-	-	875,700	600,000	-
Repayments of long-term debt	(17,639)	(8,044)	(28,239)	(14,492)	(395,615)	(211,101)	(3,482)
Repayment of capital lease obligations	(791,538)	-	(992,854)	-	(527,500)	-	-
Advances from shareholder	-	-	(19,733)	-	-	437,974	-
Repayment of advances from shareholder	(13,385)	(29,163)	-	(69,993)	(83,085)	-	(781,877)
Dividends paid	-	-	-	-	-	(888,300)	-
Bank indebtedness	(308,966)	1,218,545	(488,412)	616,328	2,995,240	(13,632)	808,318
Due to related company	1,049,303	(286,550)	1,056,759	(986,550)	(1,557,608)	(1,330,000)	(550,000)
	(82,225)	894,788	(472,479)	(454,707)	1,307,132	(1,405,059)	(527,041)
Investing activities							
Purchases of property and equipment	(1,772,729)	(1,369,198)	(1,772,729)	(1,455,709)	(5,679,840)	(2,154,030)	(4,370,601)
Proceeds on disposal of property and equipment	691,100	367,400	2,336,972	808,600	1,637,591	1,924,459	2,391,200
Investment proceeds	103	-	103	-	99	-	-
	(1,081,526)	(1,001,798)	564,346	(647,109)	(4,042,150)	(229,571)	(1,979,401)
Increase (decrease) in cash	(127,131)	229,899	2,099,310	75,361	(80,604)	581,783	-
Cash - Beginning of period	2,727,620	427,245	501,179	581,783	581,783	-	-
Cash - End of period	2,600,489	657,144	2,600,489	657,144	501,179	581,783	-
Supplementary information							
Interest paid	136,916	57,361	142,165	72,749	322,092	257,735	214,046
Income taxes paid (recovered)	24,039	(26,700)	24,059	49,519	49,520	25,159	(11,587)
Non-cash transactions							
Property and equipment purchased through capital lease	-	-	2,810,338	-	1,949,800	-	-

1 Nature of business

Fitzpatrick Co. Ltd. and Northern Tractor Sales & Rental Co. Ltd. (collectively the "Company" and "Northern Tractor Sales and Rental") are privately owned and were incorporated under the Business Corporations Act of the Province of Alberta. The Company provides heavy equipment rentals in northern Alberta and north eastern British Columbia. These financial statements are prepared on a combined basis as they are under common control and managed by a common owner. The combined balances are presented after elimination of intercompany transactions and balances.

These combined financial statements are prepared on a going concern basis, which assumes that the Company will be able to realize its assets and discharge its liabilities in the normal course of business for the foreseeable future. The Company expects to continue normal operations with continued shareholder support and assuming the bank indebtedness not being demanded by the lender, the company receiving future financing. The lender demanding repayment may result in the Company selling property and equipment to settle the debt, which would alter current operations. The lender has not presently indicated any intention to demand repayment. The outcome of these events is uncertain at this time. These combined financial statements do not include any adjustments to the amounts and classification of assets and liabilities that may be necessary should the Company be unable to continue as a going concern. These adjustments may be material.

The Company's business is considered to have some seasonality, with peak levels generally in the first and fourth calendar year quarters.

2 Summary of significant accounting policies

The combined financial statements are stated in Canadian dollars and have been prepared in accordance with Canadian generally accepted accounting principles.

Inventory

Parts inventory is valued at the lower of cost and net realizable value. Cost is determined by the first-in first-out method.

Investments

Investments are portfolio investments recorded at cost, less any provisions for other than temporary impairment.

Property and equipment

Property and equipment are initially recorded at cost. Amortization is provided using methods and rates intended to amortize the cost of the assets over their estimated useful lives.

Buildings	4-5%	declining balance
Automotive	30%	declining balance
Contractors moveable rental equipment	8 years	straight-line
Equipment	20%	declining balance
Fences	10%	declining balance
Furniture and fixtures	20%	declining balance
Leasehold improvements	5 years	straight-line

Management assesses the carrying amount of property and equipment for impairment when facts and circumstances indicate a potential impairment. If it is determined that the estimated net recoverable amount is less than the net carrying amount, a writedown to the asset's fair value is recognized during the period.

Future income taxes

The Company uses the liability method of tax allocation in accounting for income taxes. Under this method, future tax assets and liabilities are determined based on temporary differences between the financial reporting and tax bases of assets and liabilities, and are measured using the substantively enacted tax rates and laws that will be effect when the temporary differences are expected to reverse.

Measurement uncertainty

The preparation of combined financial statements in conformity with Canadian generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amount of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the combined financial statements and the reported amounts of revenues and expenses during the period. Such estimates include providing amortization of property and equipment and recoverability of accounts receivable. Actual results could differ from these estimates.

Revenue recognition

Merchandise is rented to customers pursuant to rental agreements, which provide for weekly or monthly rental terms with non-refundable rental payments. The rental agreements may be terminated at any time by the customer without further obligation or cost upon return of the merchandise. Revenue from rental agreements is recognized over the rental period as services are provided.

3 Property and equipment

			March 31, 2006
	Cost $	Accumulated amortization $	Net $ (Unaudited)
Land	430,073	-	430,073
Buildings	700,702	212,491	488,211
Automotive	728,018	508,437	219,581
Contractors moveable rental equipment	19,306,383	3,698,450	15,607,933
Equipment	60,172	19,579	40,593
Fences	44,791	25,100	19,691
Furniture and fixtures	21,125	12,242	8,883
Leasehold improvements	58,589	11,718	46,871
	21,349,853	4,488,017	16,861,836

			September 30, 2005
	Cost $	Accumulated amortization $	Net $
Land	430,073	-	430,073
Buildings	700,702	202,295	498,407
Automotive	728,018	469,688	258,330
Contractors moveable rental equipment	18,151,917	4,688,696	13,463,221
Equipment	53,422	15,443	37,979
Fences	44,791	24,063	20,728
Furniture and fixtures	21,125	11,255	9,870
Leasehold improvements	58,589	5,859	52,730
	20,188,637	5,417,299	14,771,338

	September 30, 2004		
	Cost **$**	**Accumulated amortization** **$**	**Net** **$**
Land	430,073	-	430,073
Buildings	700,702	181,027	519,675
Automotive	493,123	358,974	134,149
Contractors moveable rental equipment	13,627,845	4,695,735	8,932,110
Equipment	13,330	5,946	7,384
Fences	44,791	21,760	23,031
Furniture and fixtures	15,913	8,787	7,126
	15,325,777	5,272,229	10,053,548

Capital leases

Included in property and equipment as at March 31, 2006 are assets under capital leases with a cost of $2,810,338 (unaudited) (September 30, 2005 $1,949,800) and accumulated amortization of $130,867 (unaudited) (September 30, 2005 – $38,996). No capital leases existed as at September 30, 2004.

4 Investments

Investments in other companies are as follows:

	March 31,	September 30,	
	2006 **$** (Unaudited)	**2005** **$**	**2004** **$**
UFA Co-op – patronage equity	19,644	19,747	19,846
Canadian Heli Drilling Inc. – non-voting shares	100	100	100
	19,744	19,847	19,946

5 Due from related party

The Company is related through common ownership. The amount is unsecured, bears no interest and has no fixed terms of repayment.

6 Bank indebtedness

Bank indebtedness includes a demand bank loan facility, bearing interest at prime plus 0.50% with minimum interest payments payable, and $150,000 monthly instalments. Security is provided by a general security agreement, a collateral mortgage in the amount of $500,000, guarantee and postponement of claim in the amount of $400,000 signed by the shareholder, and a guarantee and postponement of claim in the amount of $500,000 signed by Northern Tractor Sales & Rentals Co. Ltd.

The demand loan is limited to 75% (2004 – 60%) of the net book value of saleable assets up to $10,000,000. Any and all overdue payments are subject to interest at prime plus 5% per annum.

7 Long-term debt

	March 31,	September 30,	
	2006 $ (Unaudited)	2005 $	2004 $
Mortgage payable, repayable in monthly instalments of $5,550, including interest at prime plus 0.5%, security is provided by a general security agreement covering all present and after acquired property, $400,000 guarantee and postponement of claim of the shareholder, and $500,000 mortgage on specific land with a net book value of $430,073.	-	-	388,899
Mortgage payable, repayable in monthly instalments of $7,319, including interest at prime plus 1.0%, security is provided by a registered first mortgage on specific land with a net book value of $430,073, a guarantee and postponement of claim by the shareholder of $437,850 and matures July 2010.	840,745	868,984	-
	840,745	868,984	388,899
Less: Current portion	(44,391)	(43,243)	(50,000)
	796,354	825,741	338,899

Principal repayments on long-term debt as at September 30, 2005 are estimated as follows:

	$
2006	43,243
2007	45,569
2008	48,019
2009	50,602
2010	681,551
	868,984

8 Capital lease obligations

	March 31,	September 30,	
	2006 $ (Unaudited)	2005 $	2004 $
Capital lease obligations, repayable in combined monthly instalments of $49,713, including interest at 1.25%, security is provided by specific contractor's moveable equipment with a combined net book value of $1,910,804 and matures at various dates to September 2008.	3,536,953	1,558,786	-
Less: Current portion	(1,800,564)	(603,982)	-
	1,736,389	954,804	-

Principal repayments on capital leases as at September 30, 2005 are estimated as follows:

	$
2006	619,883
2007	602,829
2008	386,441
	1,609,153
Less: Imputed interest	(50,367)
	1,558,786

9 Shareholder advances

Amounts owing to the shareholder are unsecured, non-interest bearing and due on demand.

10 Share capital

Fitzpatrick Co. Ltd.

Authorized

- Unlimited number of Class A, voting, common shares
- Unlimited number of Class B, non-voting, common shares
- Unlimited number of Class C, preferred shares voting, redeemable by the Company, retractable by the holder
- Unlimited number of Class D, preferred shares, non-voting, redeemable by the Company, retractable by the holder

Issued

	Number of shares	Aggregate redemption $	March 31, 2006 $ (Unaudited)	September 30, 2005 $	September 30, 2004 $
940 Class A common shares	940	-	160,975	160,975	160,975
1,000 Class D preferred shares	1,000	999,998	2	2	2
	1,940	999,998	160,977	160,977	160,977

These preferred shares are retractable at the option of the holder for $999,998 and are therefore classified as a liability.

Northern Tractor Sales and Rental Co. Ltd.

Authorized

Unlimited number of Class A and B voting common shares
Unlimited number of Class C and D non-cumulative, non-voting preferred shares
Unlimited number of Class E non-cumulative, non-voting redeemable preferred shares

Issued

	March 31, 2006 $ (Unaudited)	September 30, 2005 $	September 30, 2004 $
Class A common shares	100	100	100

11 Income taxes

The income tax provision recorded differs from the income tax obtained by applying the statutory income tax rates to the income for the year and is reconciled as follows:

	Three months ended March 31,		Six months ended March 31,		Years ended September 30,		
	2006 $ (Unaudited)	2005 $ (Unaudited)	2006 $ (Unaudited)	2005 $ (Unaudited)	2005 $	2004 $	2003 $
Earnings before income taxes	277,819	250,993	451,462	1,078,621	1,338,731	951,920	834,945
Combined statutory rates	16.12%	16.20%	16.12%	16.20%	16.12%	16.70%	17.41%
Calculated expected income taxes	44,784	40,661	72,776	174,737	215,803	158,971	145,364
Increase (decrease)							
Non-deductible expenses	-	-	-	-	916	1,500	1,420
Other	-	-	-	-	3,471	7,140	(201)
	44,784	40,661	72,776	174,737	220,190	167,611	146,583

	Three months ended March 31,		Six months ended March 31,		Years ended September 30,		
	2006 $ (Unaudited)	2005 $ (Unaudited)	2006 $ (Unaudited)	2005 $ (Unaudited)	2005 $	2004 $	2003 $
Represented by							
Current tax provision	-	14,730	-	12,628	100,389	148,414	6,185
Future tax provision	44,784	25,931	72,776	162,109	119,801	19,197	140,398
	44,784	40,661	72,776	174,737	220,190	167,611	146,583

The component of future income tax liability is as follows:

	March 31,	September 30,	
	2006 $ (Unaudited)	2005 $	2004 $
Carrying value of buildings and equipment in excess of tax basis	972,116	899,340	779,539

12 Financial instruments

Fair value

The carrying value of cash, accounts receivable, bank indebtedness, accounts payable and accrued liabilities and accrued management remuneration approximate their fair value due to the relatively short term to maturity of the instruments and interest rates attached to the instruments. The fair value of the shareholder advances is not practicably determinable.

The fair value of long-term debt and capital lease obligations approximates carrying values as the interest rates approximate market rates.

Credit risk

The Company is exposed to credit risk on the accounts receivable from its customers. In order to reduce its credit risk, the Company has adopted credit policies which include an analysis of the financial position of its customers and the regular review of their credit limits.

During the six-months ended March 31, 2006 23% (unaudited) (March 31, 2005 – 15% (unaudited)); and the year ended September 30 2005 23%, (September 30, 2004 – 38%) of the Company's sales were to three customers. As at March 31, 2006 48% (unaudited) (September 30, 2005 – 33%; 2004 – 38%) of the accounts receivable of the Company were from three customers.

Interest rate risk

The Company is exposed to interest rate price risk in respect of the long-term debt which bears fixed and floating rates of interest.

13 Contingency

The Company has been named as defendant in a lawsuit on behalf of a former employee seeking to recover damages allegedly sustained as a result of a dispute over the employment contract. This lawsuit remains at an early stage, and as litigation is subject to many uncertainties, it is not possible to predict the ultimate outcome of this lawsuit or to estimate the loss, if any, which may result. In the opinion of management, based on the advice and information provided by its legal counsel, final determination of these other litigations will not materially affect the Company's financial position or results of operations.

14 Segmented information

In the opinion of management, the Company has only one business segment, which is the business of heavy equipment rentals and sales.

15 Subsequent event

Initial public offering

On __________, Petrowest Energy Services Trust (the "Trust") filed a prospectus relating to the initial public offering of up to • million trust units for $10 per unit (the "Offering"). Costs of the Offering are estimated to be $2.7 million and fees payable to the agents are estimated to be $ •, resulting in net proceeds of $ • million.

The Trust, through a subsidiary, will acquire 100% of the shares of the Company and all outstanding shareholder loans for $9,498,995 and 1,424,858 Trust units at a deemed price of $10 per unit. The cash payment will be adjusted post-closing for changes in working capital, long-term debt and shareholder loans to the date of closing.

SCHEDULE "C"
RECONCILIATION OF NET EARNINGS TO EBITDA AND ADJUSTED EBITDA

Management believes that EBITDA and Adjusted EBITDA are useful measures in evaluating the performance of the Acquired Companies and/or the Trust and in determining whether to invest in the Trust Units. However, EBITDA and Adjusted EBITDA are not recognized earnings measures under GAAP and do not have standardized meanings prescribed by GAAP. Therefore, EBITDA and Adjusted EBITDA may not be comparable to similarly titled measures presented by other issuers.

Investors are cautioned that EBITDA and Adjusted EBITDA should not be construed as an alternative to net income or loss determined in accordance with GAAP as indicators of the Acquired Companies' or the Trust's performance or cash flows from operating, investing and financing activities as measures of liquidity and cash flows. The Acquired Companies define and have computed EBITDA and Adjusted EBITDA as described under "Non-GAAP Measures". The following tables reconcile EBITDA and Adjusted EBITDA to net earnings (loss) for each of the Acquired Companies based on the historical financial information of the Acquired Companies. The historical financial information used for this purpose was, in respect of D&D Well Services, Murtron Hauling and Neuwest Equipment Rentals, the audited combined income statements for the twelve-month periods ended December 31, 2005, October 31, 2005, October 31, 2005, respectively, and in respect of Wales Contractors, Roy Larson Construction, Gordon Bros. Construction, R Bee Crushing, S.O.S. Oilfield Safety and Northern Tractor the unaudited income statements for the twelve-month periods ended November 30, 2005, November 30, 2005, December 31, 2005, October 31, 2005, November 30, 2005 and December 31, 2005, respectively, constructed for the purpose of preparing the unaudited Pro-forma Consolidated Statement of Income of the Trust for the twelve-month period ended December 31, 2005. See "Selected Pro Forma Consolidated Financial Information".

Wales Contractors

($ 000's)	12-month period ended November 30, 2005[1]
Adjusted EBITDA[2]	**6,047**
Management Bonus	(3,393)
EBITDA[2]	**2,654**
Amortization	(2,248)
Interest – net	(117)
Income taxes	(22)
Net earnings (loss)	**267**

Roy Larson Construction

($ 000's)	12-month period ended November 30, 2005[1]
Adjusted EBITDA[2]	**6,098**
Management Bonus	(2,394)
EBITDA[2]	**3,704**
Amortization	(2,520)
Interest – net	(246)
Income taxes	(142)
Net earnings (loss)	**796**

Gordon Bros. Construction

($ 000's)	12-month period ended December 31, 2005[1]
Adjusted EBITDA[2]	**2,692**
Management Bonus	(765)
EBITDA[2]	**1,927**
Amortization	(1,218)
Interest –total	(97)
Income taxes	(99)
Net earnings (loss)	**513**

D&D Well Services

($ 000's)	12-month period ended December 31, 2005[1]
Adjusted EBITDA[2]	**11,129**
Management Bonus	(7,425)
EBITDA[2]	**3,704**
Amortization	(1,964)
Interest – net	(206)
Income taxes	(325)
Net earnings (loss)	**1,209**

Murtron Hauling

($ 000's)	12-month period ended October 31, 2005[1]
Adjusted EBITDA[2]	**2,289**
Management Bonus	(910)
EBITDA[2]	**1,379**
Amortization	(883)
Interest – net	(41)
Income taxes	(70)
Net earnings (loss)	**385**

R Bee Crushing

($ 000's)	12-month period ended October 31, 2005[1]
Adjusted EBITDA[2]	**7,621**
Management Bonus	(1,912)
EBITDA[2]	**5,709**
Amortization	(3,701)
Interest – net	(481)
Income taxes	(299)
Net earnings (loss)	**1,228**

S.O.S. Oilfield Safety

($ 000's)	12-month period ended November 30, 2005[1]
Adjusted EBITDA[2]	**1,664**
Management Bonus	(1,060)
EBITDA[2]	**604**
Amortization	(175)
Interest – net	(11)
Income taxes	(78)
Net earnings (loss)	**340**

Northern Tractor

($ 000's)	12-month period ended December 31, 2005[1]
Adjusted EBITDA[2]	**4,374**
Management Bonus	(1,296)
EBITDA[2]	**3,078**
Amortization	(2,015)
Interest – net	(377)
Income taxes	(114)
Net earnings (loss)	**572**

Neuwest Equipment Rentals

($ 000's)	12-month period ended October 31, 2005[1]
Adjusted EBITDA[2]	**825**
Management Bonus	(375)
EBITDA[2]	**450**
Amortization	(203)
Interest – net	7
Income taxes	(34)
Net earnings (loss)	**220**

Notes:

(1) The financial year-ends of the Acquired Companies are as follows: Wales Contractors – August 31, Roy Larson Construction – May 31, Gordon Bros. Construction – September 30, D&D Well Services – December 31, Murtron Hauling – October 31, R Bee Crushing – April 30, S.O.S. Oilfield Safety – August 31, Northern Tractor – September 30 and Neuwest Equipment Rentals – October 31. The information presented was derived from, in respect of D&D Well Services, Murtron Hauling and Neuwest Equipment Rentals, the audited combined income statements for the twelve-month periods ended December 31, 2005, October 31, 2005, October 31, 2005, respectively, and in respect of Wales Contractors, Roy Larson Construction, Gordon Bros. Construction, R Bee Crushing, S.O.S. Oilfield Safety and Northern Tractor, the unaudited income statements for the twelve-month periods ended November 30, 2005, November 30, 2005, December 31, 2005, October 31, 2005, November 30, 2005 and December 31, 2005, respectively, constructed for the purpose of preparing the unaudited pro forma consolidated statement of income of the Trust for the twelve-month period ended December 31, 2005. See "Selected Pro Forma Consolidated Financial Information".

(2) See "Non-GAAP Measures".

CERTIFICATE OF THE TRUST

Dated: July 28, 2006

The foregoing constitutes full, true and plain disclosure of all material facts relating to the securities offered by this prospectus as required by Part 9 of the *Securities Act* (British Columbia), by Part 9 of the *Securities Act* (Alberta), by Part XI of *The Securities Act, 1988* (Saskatchewan), by Part VII of *The Securities Act* (Manitoba) and by Part XV of the *Securities Act* (Ontario).

PETROWEST ENERGY SERVICES TRUST
BY: PETROWEST ENERGY SERVICES GENERAL PARTNER LTD.

"Kenneth N. Drysdale" President and Chief Executive Officer	*"John B. Paul"* Chief Financial Officer

On behalf of the Board of Directors

"D. Hugh Gillard" Director	*"Gerald A. Romanzin"* Director

CERTIFICATE OF THE PROMOTERS

Dated: July 28, 2006

The foregoing constitutes full, true and plain disclosure of all material facts relating to the securities offered by this prospectus as required by Part 9 of the *Securities Act* (British Columbia), by Part 9 of the *Securities Act* (Alberta), by Part XI of *The Securities Act, 1988* (Saskatchewan), by Part VII of *The Securities Act* (Manitoba) and by Part XV of the *Securities Act* (Ontario).

"*Gary Sweetman*" "*Kenneth N. Drysdale*"

CERTIFICATE OF THE UNDERWRITERS

Dated: July 28, 2006

To the best of our knowledge, information and belief, the foregoing constitutes full, true and plain disclosure of all material facts relating to the securities offered by this prospectus as required by Part 9 of the *Securities Act* (British Columbia), by Part 9 of the *Securities Act* (Alberta), by Part XI of *The Securities Act, 1988* (Saskatchewan), by Part VII of *The Securities Act* (Manitoba) and by Part XV of the *Securities Act* (Ontario).

WESTWIND PARTNERS INC.	**SPROTT SECURITIES INC.**
"*J. Alexander Wylie*"	"*Brian K. Petersen*"

LIGHTYEAR CAPITAL INC.

"*Murray A. Weimer*"

BLACKMONT CAPITAL INC.	**DUNDEE SECURITIES CORPORATION**
"*Terris N. Chorney*"	"*Ali A. Bhojani*"


Petro west


A|S|C
Alberta Securities Commission

**IN THE MATTER OF NATIONAL POLICY 43-201
MUTUAL RELIANCE REVIEW SYSTEM FOR
PROSPECTUSES AND ANNUAL INFORMATION FORMS**

AND

IN THE MATTER OF

PETROWEST ENERGY SERVICES TRUST

DECISION DOCUMENT

This mutual reliance review system decision document evidences that receipts or notices of acceptance of filing of the regulators in each of Alberta, British Columbia, Saskatchewan, Manitoba and Ontario have been issued for an Amended and Restated preliminary Long Form Prospectus dated July 28, 2006 to the preliminary Long Form Prospectus of the above issuer dated July 6, 2006.

DATED at Calgary, Alberta this July 31, 2006

"Blaine Young"
Blaine Young
Associate Director, Corporate Finance

SEDAR Project # 00962179

PROSPECTUS

Initial Public Offering

August 28, 2006


Petrowest

PETROWEST ENERGY SERVICES TRUST

$140,000,000

14,000,000 Trust Units

This prospectus qualifies the distribution of 14,000,000 trust units (the "Trust Units") of Petrowest Energy Services Trust (the "Trust"). The Trust is an unincorporated, open-ended, limited purpose mutual fund trust established under and governed by the laws of the Province of Alberta.

The Trust intends to make monthly distributions of its available cash to holders of Units ("Unitholders"). The initial cash distribution, which will be for the period from Closing to October 31, 2006, is expected to be paid on November 15, 2006 to Unitholders of record on October 31, 2006, and is estimated to be approximately $4,995,267 in the aggregate, representing $0.17667 per Unit. As results of operations may vary, the distribution of cash is not assured. See "Summary of Distributable Cash".

The price of the Trust Units has been determined by negotiation between the Trust, Petrowest Energy Services General Partner Ltd. (the "General Partner") and Westwind Partners Inc. and Sprott Securities Inc. (together, the "Lead Underwriters"), Lightyear Capital Inc., Blackmont Capital Inc. and Dundee Securities Corporation (collectively with the Lead Underwriters, the "Underwriters"). Westwind Partners Inc., Westwind Partners (UK) Limited and Sprott Securities Inc. are financial advisors to Petrowest.

The Toronto Stock Exchange (the "TSX") has conditionally approved the listing of the Trust Units on the TSX. Listing is subject to the Trust fulfilling all of the listing requirements of the TSX on or before November 14, 2006.

Price: $10.00 per Trust Unit

	Price to the Public	Underwriters' Fee	Net Proceeds to the Trust(1)
Per Trust Unit	$10.00	$0.60	$9.40
Total Offering	$140,000,000	$8,400,000	$131,600,000

Notes:

(1) After deducting the Underwriters' fee but before deducting the estimated expenses of this offering of $2 million, which expenses, together with the Underwriters' fee, will be paid from the proceeds of this offering.

(2) The Trust has granted to the Underwriters an option (the "Over-Allotment Option") to purchase up to an additional 1,400,000 Trust Units on the same terms as set forth above, exercisable in whole or in part from time to time for a period of 30 days following the date of closing solely to cover over-allotments, if any. This prospectus also qualifies the distribution of these additional Trust Units. If the Over-Allotment Option is exercised in full, the price to the public, Underwriters' fee and net proceeds to the Trust (before deducting the expenses of this offering) will be $154,000,000, $9,240,000 and $144,760,000, respectively. See "Plan of Distribution".

The Trust does not currently carry on any active business. Closing of this offering is conditional upon the satisfaction of the Acquisition Condition (as herein defined). An investment in these securities should be considered speculative due to the nature of Petrowest's (as herein defined) business and its present stage of development and is subject to a number of risks. There is currently no market through which the Trust Units may be sold and purchasers may not be able to resell the Trust Units purchased under this prospectus. An investment in Trust Units should only be made by persons who can afford a significant or total loss of their investment. See "Risk Factors".

The Underwriters, as principals, conditionally offer the Trust Units, subject to prior sale, if, as and when issued by the Trust and accepted by the Underwriters in accordance with the conditions contained in the Underwriting Agreement referred to under "Plan of Distribution" and subject to the approval of certain legal matters on behalf of the Trust and its subsidiaries by Bennett Jones LLP and on behalf of the Underwriters by Stikeman Elliott LLP. Subscriptions for Trust Units will be received subject to rejection or allotment in whole or in part and the right is reserved to close the subscription books at any time without notice. One or more certificates representing the Trust Units issued pursuant to this offering will be issued in registered form to The Canadian Depository for Securities Limited ("CDS") or its nominee and will be deposited with CDS on the date of the Closing, which is expected to occur on or about September 7, 2006, but in any event not later than October 6, 2006. A purchaser of Trust Units will receive only a customer confirmation from a registered dealer that is a CDS participant from or through which Trust Units are purchased.

Although the Trust intends to make distributions of its available cash to Unitholders, these cash distributions are not assured. The actual amount distributed will depend on numerous factors including the Trust's and its subsidiaries' financial performance, debt covenants and obligations, working capital requirements and future capital requirements. The market value of the Trust Units may deteriorate if the Trust is unable to meet its cash distribution targets in the future, and that deterioration may be material. The Trust does not have a stability rating. See "Risk Factors".

The after-tax return to Unitholders subject to Canadian federal income tax from an investment in Trust Units will depend, in part, on the composition for tax purposes of distributions paid by the Trust, portions of which may be fully taxable or constitute non-taxable returns of capital, which are not included in a Unitholder's income but which reduce the adjusted cost base of the Trust Units to the Unitholder. The composition for tax purposes of those distributions may change over time, thus affecting the after-tax return to Unitholders. The estimated portion of a subscriber's investment that initially will be taxed as a return on capital is 85% and the estimated portion that initially will be taxed as a return of capital is 15%. Returns on capital are generally taxed as ordinary income or as dividends in the hands of a Unitholder resident in Canada. Returns of capital are generally non-taxable to a Unitholder resident in Canada (but reduce the holder's adjusted cost base of the Trust Units for tax purposes). See "Canadian Federal Income Tax Considerations" and "Description of the Trust — Cash Distributions".

The Trust Units are not "deposits" within the meaning of the *Canada Deposit Insurance Corporation Act* (Canada) and are not insured under the provisions of that Act or any other legislation. Furthermore, the Trust is not a trust company and, accordingly, it is not registered under any trust and loan company legislation and it does not carry on or intend to carry on the business of a trust company.

Petrowest Energy Services Trust

Scope of Service Continuum



Petrowest
Petrowest
Pre-Drilling
Drilling
Completion
Post-Completion
Obtain surface rights
Logging & clearing
Build road
Transport equipment
Build lease
Rig mobilization
Pin A-frame & raise derrick
Safety Services
Rig demobilization
Final road construction
Reclamation

Road and Lease Construction Division







Transportation and Hauling Division





Civil Services Division





H2S SAFETY
SUPERVISION

Heavy Equipment Rentals Division







VOLVO

TABLE OF CONTENTS

PROSPECTUS SUMMARY

The following is a summary of the principal features of this offering and should be read together with the more detailed information and financial data and statements contained elsewhere in this prospectus. Please refer to the Glossary for an explanation of certain terms used in this prospectus and in this summary.

On Closing of this offering, the Trust will be a business trust operating an energy services business through its indirect subsidiaries. Unitholders will hold Units of the Trust, which in turn will hold a 100% beneficial interest in the Petrowest Business Trust. The Petrowest Business Trust will, via the four Partnerships (corresponding with four business divisions), hold the assets of the businesses historically operated by the Acquired Companies. See "The Trust and its Subsidiaries".

Business of Petrowest

Petrowest will be a diversified oilfield services trust that will provide pre-drilling and post-completion services to the northern region of the WCSB. Petrowest will service the region via its head and operational office in Grande Prairie, Alberta and nine full-service locations throughout northern Alberta and British Columbia, each with a staging area, shop area, and sales and service personnel. Petrowest's corporate office will be in Calgary, Alberta.


High Level
Fort Nelson
Fort McMurray
Fort St. John
Peace River
Dawson Creek
BRITISH COLUMBIA
Grande Prairie
ALBERTA
SASKATCHEWAN
Edmonton
Calgary
Office locations

Petrowest will acquire the Acquired Companies, which are all established, private Grande Prairie-based pre-drilling and post-completion service providers. The nine Acquired Companies are complementary to one another and will have the ability to provide clients with a full-range of services, cost competitive pricing, the capability to service large-scale contracts, and a modern and well-maintained equipment fleet. Petrowest intends to expand and improve on the aforementioned benefits as it executes its growth strategy of further integration, organic expansion, and complementary acquisitions.

Petrowest's business will be operated in four divisions corresponding to the four Partnerships as follows:

- **Road and Lease Construction Division** – will provide oilfield well site lease preparation, road construction, earth moving, reclamation, commercial projects and other lease construction services. The Road and Lease Construction Division will have four camps and approximately 90 pieces of major equipment (average age: four years) and 130 full-time employees (average industry experience: nine years);

- **Transportation and Hauling Division** – will provide general oilfield hauling, rig mobilization and demobilization, equipment transportation, log loading and hauling, gravel hauling, pipe hauling and other transportation services. The Transportation and Hauling Division will have approximately 80 pieces of major equipment (average age: five years) and 100 full-time employees (average industry experience: 10 years);

- **Civil Services Division** – will provide general rock and gravel crushing and oilfield safety services and rentals. The Civil Services Division will have approximately 120 pieces of major equipment (average age: five years) and 80 full-time employees (average industry experience: eight years); and

- **Heavy Equipment Rentals Division** – will provide oilfield and construction heavy equipment rentals. The Heavy Equipment Rentals Division will have approximately 60 pieces of major equipment (average age: three years) and 10 full-time employees (average industry experience: 15 years).

See "Business of Petrowest" and "Divisional Structure".

The following table illustrates selected historical financial performance of the Acquired Companies, organized by Petrowest's operating divisions, for the periods indicated.

	For the 12-month period ending October 31, November 30 or December 31, 2005[1]			
Company	**Revenue**	**Adjusted EBITDA[2][3]**	**Adjusted EBITDA Margin[2][3]**	**Years of Operation**
	($mm)	*($mm)*		
Road and Lease Construction Division				
Gordon Bros. Construction	$8.8	$2.7	30.7%	32
Roy Larson Construction	$20.4	$6.1	29.9%	20
Wales Contractors	$18.7	$6.0	32.1%	22
Total	**$47.9**	**$14.8**		
Division Adjusted EBITDA Margin			**30.9%**	
Average Years of Operation				**25**
Transportation and Hauling Division				
D&D Well Services	$30.6	$11.1	36.3%	19
Murtron Hauling	$12.3	$2.3	18.7%	23
Total	**$42.9**	**$13.4**		
Division Adjusted EBITDA Margin			**31.2%**	
Average Years of Operation				**21**
Civil Services Division				
R Bee Crushing	$23.6	$7.6	32.2%	20
S.O.S. Oilfield Safety	$5.0	$1.7	34.0%	9
Total	**$28.6**	**$9.3**		
Division Adjusted EBITDA Margin			**32.5%**	
Average Years of Operation				**15**
Heavy Equipment Rentals Division				
Northern Tractor	$7.1	$4.4	62.0%	7
Neuwest Equipment Rentals	$2.1	$0.8	38.1%	5
Total	**$9.2**	**$5.2**		
Division Adjusted EBITDA Margin			**56.5%**	
Average Years of Operation				**6**
TOTAL[4]	**$123.7**	**$42.7**		
AVERAGE			**33.2%**	**17**

Notes:

(1) The financial year-ends of the Acquired Companies are as follows: Wales Contractors – August 31, Roy Larson Construction – May 31, Gordon Bros. Construction – September 30, D&D Well Services – December 31, Murtron Hauling – October 31, R Bee Crushing – April 30, S.O.S. Oilfield Safety – August 31, Northern Tractor – September 30 and Neuwest Equipment Rentals – October 31. The information presented was derived from, in respect of D&D Well Services, Murtron Hauling and Neuwest Equipment Rentals, the audited combined income statements for the twelve-month periods ended December 31, 2005, October 31, 2005, October 31, 2005, respectively, and in respect of Wales Contractors, Roy Larson Construction, Gordon Bros. Construction, R Bee Crushing, S.O.S. Oilfield Safety and Northern Tractor, the unaudited income statements for the twelve-month periods ended November 30, 2005, November 30, 2005, December 31, 2005, October 31, 2005, November 30, 2005 and December 31, 2005, respectively, constructed for the purpose of preparing the unaudited pro forma consolidated statement of income of the Trust for the twelve-month period ended December 31, 2005. See "Selected Pro Forma Consolidated Financial Information".

(2) See Schedule "C" - "Reconciliation of Net Earnings to EBITDA and Adjusted EBITDA".

(3) See "Non-GAAP Measures".

(4) Totals may not add due to rounding.

Operational Strengths

Petrowest intends to become the leader in pre-drilling and post-completion services to the northern region of the WCSB. Petrowest intends to achieve this by capitalizing on the operational strengths of the Acquired Companies, which combined provide the following advantages:

- **Ability to Provide a "One-Stop-Shop" Service Approach** – As a result of the broad spectrum of energy services businesses which will comprise Petrowest, oil and gas clients will have access to a full range of pre-drilling and post-completion services. Industry trends suggest that oil and gas companies prefer to utilize a services company that can provide a full range of services as opposed to procuring the same services from a host of sources. Benefits to the client include reduced overhead costs, a reduction in invoicing and accounting procedures, reduced wait times for services and increased efficiency in procuring pre-drilling and post-completion services. This model allows clients to meet the shorter time frames demanded by an environment where it is becoming increasingly difficult to engage services in a timely manner due to the general robustness of the energy sector coupled with labour challenges.

- **Intra-Company Synergies** – Each operating division within Petrowest will possess the ability to provide services to other divisions to facilitate its customers' specific pre-drilling and post-completion needs. Petrowest's clients will benefit from Petrowest's cross-company utilization strategies that otherwise would be absent. For example, the Civil Services Division can take advantage of the Transportation and Hauling Division's ability to provide hauling needs resulting in increased utilization rates due to reduced down time.

- **Ability to Service Large Scale Contracts** – Petrowest's combined divisions will be positioned to take advantage of larger contract jobs as a result of its increased capacity to provide a full range of pre-drilling and post-completion services at competitive rates and in geographic areas that are comparatively difficult to access for smaller service companies. In northern Alberta and British Columbia, where well site lease-building costs are much greater than at conventional locations with relatively easy year-round access, this advantage will become increasingly strategic.

- **Competitive Pricing** – Petrowest intends to provide its customers with high-quality services using competitive pricing in an environment where costs are becoming increasingly high. By offering clients a full range of pre-drilling and post-completion services, Petrowest will have the ability to meet customer price points with greater flexibility and customer satisfaction.

- **Quality Equipment Fleet** – With the acquisition of a fleet of equipment with an average age of approximately 4.5 years and an increased access to growth capital, Petrowest will utilize an equipment fleet that is new and well-maintained. This will result in greater safety standards and reduced down times due to equipment breakdowns. As a result, clients will benefit from greater reliability in the performance of Petrowest's full range of pre-drilling and post-completion services.

- **People** – The key operating and technical people that comprise the four divisions within Petrowest will represent a valuable and important component of Petrowest's operational strengths. Given the current labour shortages in western Canada combined with senior management attrition in the energy services industry generally, it is important to understand that the key managers of the Acquired Companies have been in place with the Acquired Companies for an average of 17 years. Additionally, the respective middle management and employees of the Acquired Companies are dedicated to their businesses and have proven their commitment and loyalty by their long-term employment tenures. Petrowest's human resource assets will be key in its overall profitability and customer satisfaction, both near and long term.

See "Business of Petrowest - Operational Strengths".

Strategy for Growth

Petrowest's strategy will be to develop a long-term business which delivers sustainable and increasing per Unit distributions by growing its Road and Lease Construction, Transportation and Hauling, Civil Services and Heavy Equipment Rentals divisions. Petrowest will achieve this by integrating the businesses conducted by the Acquired Companies and establishing Petrowest as the recognized pre-drilling and post-completion service provider to the northern region of the WCSB. Petrowest will consider expanding the number of businesses within the divisions and adding other businesses and divisions if acquisition candidates meet Petrowest's acquisition criteria. See "Strategy – Acquisitions."

Petrowest anticipates acquiring approximately $32 million of new equipment over the next twelve months. This expenditure will be funded by operating leases and $8.3 million of working capital. These expenditures will add equipment to each of Petrowest's divisions to allow for future growth. This equipment has been ordered and management anticipates that the majority of this equipment will be utilized by Petrowest later in the third quarter of 2006.

Petrowest intends to integrate the businesses conducted by the Acquired Companies and future acquisitions within the divisions. Petrowest intends to capitalize on the track records of the Acquired Companies with respect to commitment to customer service, operational efficiency, health and safety and financial return.

Petrowest will operate in the northern region of the WCSB, principally from Grande Prairie, Alberta. At the present time, Petrowest does not intend to expand operations into eastern Canada, the United States or internationally.

See "Business of Petrowest - Strategy".

Investment Opportunity

Petrowest intends to sustain and increase its cash flow and distributions through both organic growth and acquisitions of other energy services businesses that have similar characteristics to the Acquired Companies.

Management expects Petrowest to have the following notable attributes:

- ownership of established businesses that provide the full-range of pre-drilling and post-completion services to the northern region of the WCSB;
- alignment of management and Unitholder interests through the subordination of management's equity interest and structured escrow terms on the Units acquired by the founding Unitholders as well as structured escrow terms on the Trust Units acquired by the shareholders of each of the Acquired Companies. See "Escrowed and Subordinated Securities";
- strong balance sheet with financial flexibility to balance between internal growth and payout of distributions to investors;
- high historic profitability of the Acquired Companies with average Adjusted EBITDA margins over 30%;
- an initial monthly distribution of $0.10 per Unit. See "Summary of Distributable Cash";
- well positioned to capitalize on robust industry activity levels and future northern development opportunities through internal growth and acquisition opportunities;
- modern and well-maintained major equipment with an average age of approximately 4.5 years, providing a solid, cost-effective foundation from which growth can occur;
- focused and experienced executive management team and board of directors;

- focused growth strategy through a combination of internal, organic growth coupled with strategic accretive acquisitions; and

- tax effective trust structure which will facilitate access to capital that can be used for investments in equipment and strategic acquisitions.

See "Business of Petrowest - Investment Opportunity".

Selected Pro Forma Financial Information

The following table presents a summary of the unaudited pro forma consolidated balance sheet of the Trust as at May 31, 2006, the unaudited pro forma consolidated statements of income of the Trust for the period ended December 31, 2005 and for the three months ended May 31, 2006. The unaudited pro forma consolidated balance sheet was prepared as if the Concurrent Acquisitions were completed by way of the payment of $103,284,052 in cash and the issuance of 12,765,094 Units, the subscription for 1,510,000 Subordinated Units was completed for proceeds of $4,530,000 ($1,510,000 in cash and $3,020,000 in notes receivable) and 14,000,000 Trust Units were issued pursuant to this offering on May 31, 2006. The unaudited pro forma consolidated statements of income for the period ended December 31, 2005 and the three month period ended May 31, 2006 were prepared as if such transactions had occurred on January 1, 2005.

The unaudited pro forma information should be read together with the unaudited pro forma consolidated financial statements and related notes of the Trust included in Schedule "B" of this prospectus.

	Period Ended May 31, 2006	Period Ended December 31, 2005
Income Statement Data		
Revenues	$ 45,747,453	$ 128,708,182
Expenses	$ 30,697,302	$ 87,283,767
Gain on disposal of property and equipment	$ 379,652	$ 1,314,585
Adjusted EBITDA(1)	$ 15,429,803	$ 42,739,000
Interest Expense (income)-net	$ (217)	$ 17,563
Amortization	$ 8,173,777	$ 32,374,714
Net Income	$ 7,256,243	$ 10,346,723
Balance Sheet Data		
Working Capital	$ 15,520,984	
Investments	$ 86,785	
Cash surrender value of life insurance	$ 275,017	
Notes receivable and interest	$ 98,237	
Property and Equipment	$ 101,399,573	
Goodwill	$ 92,783,870	
Intangible Assets	$ 48,596,484	
Total Assets	$286,326,542	
Long Term Debt	$ -	
Unitholders' Equity	$258,760,950	
Total Liabilities and Unitholders' Equity	$286,326,542	

Note:

(1) See "Non-GAAP Measures" and Schedule "C" - "Reconciliation of Net Earnings to EBITDA and Adjusted EBITDA".

Acquisition Agreements

Acquisitionco has entered into the Purchase and Sale Agreements providing for the purchase by Acquisitionco of the Acquired Companies for an aggregate base purchase price of $230,934,992, subject to post-closing adjustments. This represents a value of approximately five times the sum of aggregate EBITDA plus management bonuses and non-recurring items for the twelve months ended December 31, 2005 of the Acquired Companies, plus an estimate of adjustments for working capital ($15.7 million), plus amounts paid for equipment after December 31, 2005 ($6.7 million), less an estimate of long-term debt ($23.5 million). Management's estimate of the sum of EBITDA plus management bonuses and non-recurring items of the Acquired Companies was based on financial statements reviewed by the Acquired Companies' independent accountants for the twelve-month period ended December 31, 2005. In respect of Neuwest, the adjustments for non-recurring items included adjustments that were considered reasonable by management to reflect that relative to the other Acquired Companies Neuwest had a shorter operating history and that its future financial performance would substantially improve. The shareholders of Neuwest are Mr. Kenneth N. Drysdale and Mr. Gary Sweetman, the Chief Executive Officer and Chief Operating Officer of the General Partner, respectively. See "Heavy Equipment Rentals Division – Neuwest Equipment". The aggregate base purchase price will be paid by $103,284,052 in cash and the issuance by the Trust of an aggregate of 12,765,094 Trust Units. Post-closing an audit of the working capital, shareholder loans and long term debt of each of the Acquired Companies as at the date of closing of the acquisition of the Acquired Companies will be performed. Subject to certain conditions, the results of this audit will be used to determine whether a positive or negative cash adjustment will be made to the aggregate base purchase price of the Acquired Companies. Petrowest will also retire term and capital lease debt associated with the Acquired Companies.

The Purchase and Sale Agreements contain representations and warranties in favour of Acquisitionco including representations and warranties respecting the Acquired Companies' corporate status, financial status, employees, assets, real property and the absence of environmental claims. Subject to certain limited exceptions, all representations, warranties and covenants contained in the Purchase and Sale Agreements on the part of each of the parties will survive the closing of the acquisition of the Acquired Companies, the execution and delivery under the Purchase and Sale Agreements of any share or security transfer instruments or other documents of title to any of the shares and the payment of the consideration for the shares.

In addition, it is a condition of the Purchase and Sale Agreements that 13 key personnel of the Acquired Companies shall have executed and delivered management employment agreements with the General Partner prior to closing. See "Acquisition of the Acquired Companies – Management Contracts."

Purchasers of Trust Units pursuant to this offering may not have a direct statutory right of action against each vendor of the shares of the Acquired Companies for a misrepresentation in this prospectus in respect of the Acquired Companies. Purchasers are advised to review the terms of the Purchase and Sale Agreements for a complete description of the representations, warranties and indemnities and related liabilities of the vendors of the shares of the Acquired Companies. Copies of the Purchase and Sale Agreements may be inspected at Petrowest's corporate office in Calgary during normal business hours during the period of distribution of the Trust Units.

Summary of Distributable Cash

Management has prepared the following summary of distributable cash generated by the Acquired Companies on the basis of information contained in this prospectus, and management's estimate of the amount of expenses that would have been incurred by the Acquired Companies and Petrowest had Petrowest been in existence for the three months ended May 31, 2006 and for the twelve-months ended December 31, 2005. The analysis is neither a forecast nor a projection of future results. The actual results of operations of Petrowest for any period, whether before or after the Closing, will vary from the amounts set forth in the following analysis and such variation may be material. Additionally, management believes the operations of Petrowest are subject to risks, and in reviewing the following summary of distributable cash, investors should review and consider the risks described under the heading "Risk Factors".

Management views distributable cash as an operating performance measure, as it is a measure generally used by Canadian income funds as an indicator of financial performance. As the Trust will distribute substantially all of its cash on an ongoing basis (after providing for certain amounts described below) and since EBITDA and Adjusted EBITDA (as respectively defined in "Non-GAAP Measures") are metrics used by many investors to

compare issuers on the basis of their ability to generate cash from operations, management believes that, in addition to net earnings, EBITDA and Adjusted EBITDA are useful supplemental measures from which to make adjustments to determine distributable cash. The estimate of distributable cash has been prepared using assumptions which management believes are reasonable and supportable, all of which reflect the Partnerships planned course of action given management's judgement about the most probable set of economic conditions.

Management believes that, upon completion of this offering and the Concurrent Acquisitions, Petrowest will incur lease expenses, management salaries, maintenance capital expenditures, general and administrative costs, and other expenses that will differ from those contained in the historical financial statements of each of the Acquired Companies that are included elsewhere in this prospectus. Although management does not have firm commitments for all of the aforementioned items and, accordingly, the complete financial effects of all of those items are not objectively determinable, management believes that the following represents a reasonable estimate of the distributable cash of the Trust that could have been available for distribution for the three months ended May 31, 2006 and for the twelve-months ended December 31, 2005 had the Trust been in existence during such time and had the Concurrent Acquisitions taken place at the beginning of such periods.

Summary of Distributable Cash

(in thousands of dollars, except cash holdback % and per Unit amounts)	**Three Months Ended May 31, 2006**	**Twelve-Months Ended December 31, 2005**
Adjusted EBITDA[1][2]	$ 15,430	$ 42,739
Management believes that cash available for distribution should be reduced by the following:		
Incremental executive, board and public company costs[3]	$ 306	$ 1,223
Maintenance capital expenditures[4]	$ 825	$ 3,300
Interest expense[5]	$ 75	$ 300
Management believes that cash available for distribution should be increased by the following:		
Adjustment for costs associated with non-recurring items, insurance, and office and administration consolidation[3]	$ 283	$ 1,132
Cash available for distribution	$ 14,507	$ 39,048
Cash holdback[6]	$ 6,024	$ 5,118
Cash holdback %	42%	13%
Distributable cash[7]	$ 8,483	$ 33,930
Estimated distributable cash per Unit[8]	$ 0.30	$ 1.20

Notes:

(1) Represents the pro forma consolidated Adjusted EBITDA of the Trust for the three months ended May 31, 2006 and the twelve months ended December 31, 2005 calculated as the sum of earnings (loss) of $7,256,243 and $10,346,723, income taxes of $nil and $nil, other interest of $40,149 and $103,247 and amortization of $8,173,777 and $32,374,714 less interest and other revenue of $40,336 and $85,684, respectively. See "Selected Pro Forma Consolidated Financial Information" and the unaudited pro forma consolidated financial statements and related notes of the Trust included in Schedule "B" of this prospectus.

(2) Adjusted EBITDA is not a recognized measure under GAAP, does not have a standardized meaning prescribed by GAAP and may not be comparable to similar measures presented by other issuers. See "Non-GAAP Measures" and Schedule "C" - "Reconciliation of Net Earnings to EBITDA and Adjusted EBITDA". As the Trust intends to distribute substantially all of its cash available for distribution (after satisfaction of administrative expenses and other amounts as may be considered appropriate by the Board of Directors) on an on-going basis, management believes that Adjusted EBITDA is an important measure in evaluating the Trust's performance and in determining whether to invest in the Trust.

(3) Management estimates that, subsequent to this offering, Petrowest will incur additional costs on an ongoing basis in connection with ongoing public disclosure requirements, investor relations, additional employee compensation, trustee and director fees, and other related matters. Also, management anticipates that Petrowest will realize savings associated with general and administrative costs on an ongoing basis in connection with insurance, office administration and supplies and non-recurring items. These estimates are based on quotes provided by service providers, preliminary contractual arrangements, expenses in similar offering transactions and comparisons with historical expenses.

(4) Represents management's estimate of annual maintenance capital expenditures, including expenditures required to maintain the base fleet of equipment, inventory of equipment, equipment certification costs, leasehold and office improvements, and tools. Estimates are based on historical expenditures, consistent with management's plans for funding capital expenditures on an ongoing basis. See "Acquisition of the Acquired Companies".

(5) Represents estimated interest expense on proposed credit facilities that management intends to secure concurrent with the Closing. Management anticipates a credit facility will be in the form of a revolving line of credit. Management estimates that the facility will be utilized to fund seasonal working capital requirements. On an annualized basis, management estimates that Petrowest will, on average, carry a balance of $5 million with an average interest rate of 6%.

(6) Management initially intends to reserve approximately 55% - 65% of cash available for actual distribution.

(7) Distributable cash is not a recognized measure under GAAP and is typically used by Canadian income funds as an indicator of financial performance. The method of calculating the Trust's distributable cash may differ from similar computations as reported by other issuers and, accordingly, the distributable cash of the Trust may not be comparable to distributable cash as reported by other issuers. See "Non-GAAP Measures".

(8) Based on 28,275,094 Units outstanding upon Closing.

The Offering

Offering: 14,000,000 Trust Units of the Trust.

Over-Allotment Option: The Trust has granted to the Underwriters the Over-Allotment Option to purchase up to an additional 1,400,000 Trust Units. See "Plan of Distribution".

Amount: $140 million ($154 million if the Over-Allotment Option is exercised in full).

Price: $10.00 per Trust Unit.

Closing: The Closing of this offering is anticipated to occur on or about September 7, 2006, and in any event not later than October 6.

Units: An unlimited number of Trust Units and Subordinated Units may be issued pursuant to the Deed of Trust. In certain circumstances Subordinated Units are subordinate to Trust Units in respect of distributions of the Trust. The Subordinated Units will automatically convert into Trust Units on a one-for-one basis at (and the subordination provisions will only apply until) the end of the first fiscal year ending on or after December 31, 2008 where the Trust satisfies its EBITDA Target and Distribution Target for such fiscal year. Each Unit represents an equal undivided beneficial interest in the Trust and, subject to the subordination of the Subordinated Units, any distributions from the Trust. Each Trust Unit is transferable and entitles the registered holder thereof to an equal participation in distributions of the Trust, rights of redemption and one vote at all meetings of Unitholders. See "Description of the Trust".

Use of Proceeds: The aggregate gross proceeds of this offering will be $140 million ($154 million if the Over-Allotment Option is exercised in full). The estimated net proceeds of this offering, after deducting $8.4 million representing fees payable to the Underwriters ($9.24 million if the Over-Allotment Option is exercised in full) and the estimated expenses of this offering of $2.0 million, will be $129.6 million ($142.76 million if the Over-Allotment Option is exercised in full). The Trust will use the net proceeds to subscribe for Business Notes and Business Units.

Petrowest Business Trust is anticipated to use the offering proceeds as follows: approximately $103.3 to pay the cash portion of the base purchase price for the Acquired Companies, $8.3 million for growth capital, $7.1 million to retire certain long-term debt of the Acquired Companies and $10.9 million for working capital ($103.3, $8.3, $7.1 and $24.06 million, respectively, if the Over-Allotment Option is exercised in full). See "Use of Proceeds" and "Acquisition of the Acquired Companies".

Distribution Policy of the Trust: The Trust expects to make monthly distributions of its available cash to Unitholders which are expected to be paid on or about the 15th day following the end of each month. These distributions will represent all cash received from the Trust's indirect interest in the Partnerships, less cash amounts required for expenses and other obligations of the Trust, cash redemptions of Units, any tax liability, reserves determined by the General Partner and certain other amounts. The Trust expects to make its initial cash distribution for the period from Closing to October 31, 2006 on November 15, 2006 to Unitholders of record on October 31, 2006 in the estimated aggregate amount of approximately $4,995,267, representing $0.17667 per Unit. See "Summary of Distributable Cash".

Cash distributions are not guaranteed and Distributable Cash will fluctuate with, among other things, Petrowest's performance. See "Risk Factors - Risks Related to the Business".

Eligibility for Investment: In the opinion of Bennett Jones LLP, counsel to the Trust, and Stikeman Elliott LLP, counsel to the Underwriters, based upon the assumptions set out under "Canadian Federal Income Tax Considerations" and certificates as to factual matters given by the Trust, the Trust Units, on Closing, will be qualified investments under the Tax Act for trusts governed by Plans.

Risk Factors: An investment in these securities should be considered speculative due to the nature of Petrowest's business and its present stage of development. There are additional risks associated with an investment in these securities relating to: absence of any current business; absence of operating history; failure to acquire all of the Acquired Companies; failure to realize anticipated benefits of the Concurrent Acquisitions and/or future acquisitions; volatility of industry conditions; seasonality; capital expenditures; alternatives to and changing demand for petroleum products; sources, pricing and availability of equipment and equipment parts; government regulation; Kyoto Protocol; operating risks and insurance; agreements and contracts; personnel; competition; credit risk; conflicts of interest; foreign exchange and interest rates; disclosure and internal controls; investment eligibility; mutual fund trust status; redemption of Units; nature of Units; Unitholder limited liability; restrictions on non-resident ownership; dependence on operating entities; return of capital; changes in legislation; delay in cash distributions; additional financing; absence of prior market; income tax matters; and statutory remedies. In assessing the risks of an investment in the Units, subscribers must rely upon the ability and integrity of the management of Petrowest. Subscribers should consult their own professional advisors to assess the income tax, legal and other aspects of an investment in the Units. See "Risk Factors".

Petrowest Energy Services Trust and its Subsidiaries

The Trust is an unincorporated, open-ended, limited purpose mutual fund trust established under and governed by the laws of the Province of Alberta pursuant to the Deed of Trust that was created on July 6, 2006. The registered office of the Trust is 4500 855- 2nd Street S.W., Calgary, Alberta and the head office of the Trust is located at Suite 204, 10605 Westside Drive, Grande Prairie, Alberta. The Trust was established to hold Business Notes and a 100% beneficial interest in the Petrowest Business Trust. The trustee of the Trust is the Trustee. The General Partner will be responsible for overseeing and managing the Trust and Petrowest Business Trust. The General Partner is a corporation that was incorporated under the ABCA on July 6, 2006, all of the outstanding shares of which will be held by the Petrowest Business Trust.

When established, the Petrowest Business Trust will be an unincorporated, open-ended, limited purpose mutual fund trust established under and governed by the laws of the Province of Alberta pursuant to the Business Deed of Trust. The trustee of the Business Trust will be Business Trustee, a corporation incorporated under the ABCA, all of the outstanding shares of which will be held by the Trust.

The Petrowest Business Trust, directly and indirectly, will hold a 100% interest in the Construction Partnership, the Transportation Partnership, the Civil Partnership and the Rentals Partnership (collectively, the "Partnerships") through which Petrowest's Road and Lease Construction Division, Transportation and Hauling Division, Civil Services Division and Heavy Equipment Rentals Division, respectively, will operate upon completion of the Concurrent Acquisitions and the Reorganization. Each of the Partnerships is a limited partnership formed under the laws of Alberta. The general partner of the Partnerships is the General Partner and the limited partners of the partnerships will be the Petrowest Business Trust and Acquisitionco.

Acquisitionco is a corporation, all of the common shares of which will be held by the Petrowest Business Trust. Acquisitionco has entered into the Share Purchase Agreements pursuant to which Acquisitionco has the right, subject to certain conditions, to acquire all of the outstanding shares of the Acquired Companies, each of which is involved in the energy services business. Concurrent with the Closing of this offering, Acquisitionco will acquire all of the outstanding shares of each of the Acquired Companies following which each of the Acquired Companies will be amalgamated with Acquisitionco. Acquisitionco will then transfer the businesses historically operated by the Acquired Companies, including all of their assets, undertaking, intellectual property and liabilities, into the Partnerships.

The General Partner and Acquisitionco have not carried on any business prior to the date hereof and do not hold any material assets other than the right of Acquisitionco to acquire the Acquired Companies pursuant to the Purchase and Sale Agreements. All of the outstanding shares of the General Partner and Acquisitionco are currently held by the Trust. Prior to Closing, all of the outstanding shares of the General Partner and Acquisitionco will be transferred to the Business Trust.

See "The Trust and its Subsidiaries".

Following completion of this offering, the Concurrent Acquisitions and the Reorganization, Petrowest's business will operate as follows:



Unitholders
(1)
Trust
Business Trustee
(2)
Petrowest Business Trust
General Partner
Acquisitionco
(3)
Construction Partnership(4)
Transportation Partnership(4)
Civil Partnership(4)
Rentals Partnership(4)

Notes:

(1) Unitholders hold Trust Units and Subordinated Units of the Trust. Immediately following the Closing of this offering and the Concurrent Acquisitions, the shareholders of the Acquired Companies will hold 45.15%, the subscribers under this offering will hold 49.51% and the holders of Subordinated Units will hold 5.34%, of the outstanding Units, respectively.

(2) The Trust will hold the Business Notes and a 100% beneficial interest in the Petrowest Business Trust.

(3) Acquisitionco will amalgamate with the Acquired Companies immediately following the completion of the Concurrent Acquisitions.

(4) Pursuant to the Reorganization, the Partnerships will acquire the businesses historically carried on by the Acquired Companies.

NON-GAAP MEASURES

Throughout this prospectus, the Trust uses the term "Distributable Cash" to refer to the amount of cash that is expected to be available for distributions to Unitholders; the term "EBITDA" to refer to earnings before interest, taxes, depreciation and amortization; the term "Adjusted EBITDA" to refer to EBITDA before management bonuses; the term "Adjusted EBITDA Margin" to refer to a fraction, the numerator of which is Adjusted EBITDA and the denominator of which is revenue; and the term "Earning percentage" to refer to a fraction, the numerator of which is Net Earnings for the period and the denominator of which is revenue. The terms Distributable Cash, EBITDA, Adjusted EBITDA, Adjusted EBITDA Margin and Earnings percentage are not measures recognized by Canadian generally accepted accounting principles ("GAAP") and do not have standardized meanings prescribed by GAAP. Distributable Cash is an amount calculated in accordance with the terms of the Deed of Trust. Distributable Cash, EBITDA, Adjusted EBITDA, Adjusted EBITDA Margin and Earnings percentage may not be comparable to similar measures presented by other issuers, and investors are cautioned that Distributable Cash, EBITDA, Adjusted EBITDA, Adjusted EBITDA Margin and Earnings percentage should not be considered as alternatives to net earnings, cash flow from operating activities or other measures of financial performance calculated in accordance with GAAP. See also "Management's Discussion and Analysis – Reconciliation of Net Earnings to EBITDA and Adjusted EBITDA" and "Management's Discussion and Analysis – Reconciliation of EBITDA to Cash Flow from Operations" and Schedule "C" - "Reconciliation of Net Earnings to EBITDA and Adjusted EBITDA".

FORWARD-LOOKING STATEMENTS

Certain statements contained in this prospectus constitute forward-looking statements. When used in this document, the words "may", "would", "could", "will", "intend", "plan", "anticipate", "believe", "seek", "propose", "estimate", "expect" and similar expressions, as they relate to the Trust, the Partnerships, the Petrowest Business Trust and other subsidiaries, are intended to identify forward-looking statements. Such statements reflect Petrowest's current views with respect to future events and are subject to certain risks, uncertainties and assumptions, including, without limitation, those described in this prospectus under the heading "Risk Factors", "Business of Petrowest" and "Management's Discussion and Analysis". Many factors could cause the Trust's actual results, performance or achievements to vary from those described in this prospectus. Should one or more of these risks or uncertainties materialize, or should assumptions underlying forward-looking statements prove incorrect, actual results may vary materially from those described in this prospectus as intended, planned, anticipated, believed, estimated or expected. Neither the Trust nor the Underwriters intend, and do not assume any obligation, to update these forward-looking statements, except as required by law. These forward-looking statements are made as of the date of this prospectus and are expressly qualified in their entirety by these cautionary statements.

With respect to forward-looking statements contained in this prospectus, the Trust has made assumptions regarding, among other things:

- the Trust's ability to market successfully to current and new customers;
- the Trust's ability to obtain equipment from suppliers;
- the impact of increasing competition; and
- the Trust's ability to obtain additional financing on satisfactory terms.

In particular, this prospectus contains forward-looking statements pertaining to the following:

- completion of the acquisition of each of the Acquired Companies;
- anticipated benefits to be realized from the Acquired Companies;
- the timing and amount of the payment of the initial and subsequent distributions of the Trust;

- capital expenditure programs;
- projections of market prices and costs;
- supply and demand for energy services;
- expectations regarding the Trust's ability to raise capital;
- amounts to be retained for capital expenditures;
- treatment under governmental regulatory regimes; and
- commodity prices.

The Trust's actual results could differ materially from those anticipated in these forward-looking statements as a result of the risk factors set forth below and elsewhere in this prospectus:

- general economic conditions in Canada;
- the demand for energy services during drilling and completion of oil and gas wells;
- volatility in market prices for oil and natural gas and the effect of this volatility on the demand for energy services generally;
- regional competition;
- liabilities and risks, including environmental liabilities and risks, inherent in oil and gas operations;
- sourcing, pricing and availability of raw materials, component parts, equipment, suppliers, facilities, and skilled personnel;
- the ability to integrate technological advances and match advances of competition;
- the availability of capital;
- uncertainties in weather and temperature affecting the duration of the service periods and the activities that can be completed;
- changes in legislation and the regulatory environment, including uncertainties with respect to implementing the Kyoto Protocol; and
- the other factors considered under "Risk Factors".

ELIGIBILITY FOR INVESTMENT

In the opinion of Bennett Jones LLP, counsel to the Trust, Petrowest Business Trust, the Partnerships, Acquisitionco and the General Partner, and Stikeman Elliott LLP, counsel to the Underwriters, based upon the assumptions set out under "Canadian Federal Income Tax Considerations" below and certificates as to factual matters given by the Trust, the Units on Closing, will be qualified investments under the Tax Act for trusts governed by Plans.

The Trust will be a "business income trust" and the Units will constitute "restricted investment property" as described in proposed amendments to the Tax Act announced by the Minister of Finance (Canada) on March 23,

2004 (the "Budget Proposals"). Under the Budget Proposals, certain investors, including trusts governed by registered pension plans and pension corporations, would have been liable for a penalty tax commencing in 2005 if they held restricted investment property or units of a business income trust in excess of the limits described in the Budget Proposals. The Budget Proposals did not propose that Plans would be subject to this penalty tax. On May 18, 2004, the Minister of Finance (Canada) announced that the Budget Proposals relating to business income trusts would be suspended to allow consultations with representatives of the pension fund industry, the investment industry, provincial governments and other interested parties and that legislative proposals would be released following such consultations. This position was reiterated by the Minister of Finance (Canada) in the press release that accompanied the release of the draft amendments for the Budget Proposals dated September 16, 2004. As part of the release of the 2005 federal budget, the Minister of Finance (Canada) issued further statements in respect of the Budget Proposals advising that the Department of Finance (Canada) would continue to consult stakeholders on tax issues related to business income trusts and other flow-through entities. On September 8, 2005, the Minister of Finance (Canada) released a consultation paper on flow-through entities and requested submissions from stakeholders by December 31, 2005. On November 23, 2005, the Minister of Finance (Canada) announced that the public consultation process had ended and tabled in the House of Commons a Notice of Ways and Means Motion to implement a reduction in personal income tax on dividends paid by public corporations with a view to establishing a better balance between the treatment of large corporations and that of income trusts. No measures were announced with respect to the taxation of flow-through entities and their investors. No assurance can be given that further review of the tax treatment of flow-through entities will not be undertaken or that Canadian federal or provincial income tax laws respecting flow-through entities will not be changed in a manner which adversely affects the Trust and the Unitholders. To the extent that changes are made, such changes could result in the income tax considerations described under the heading "Canadian Federal Income Tax Considerations" being materially different in certain respects. See "Risk Factors — Risks Relating to an Investment in the Trust — Income Tax Matters".

GLOSSARY OF TERMS

In this prospectus, unless the context otherwise requires, the following words and phrases have the meanings set forth below.

"ABCA" means the *Business Corporations Act* (Alberta), as amended from time to time.

"Acquired Companies" means, collectively, Gordon Bros. Construction, Roy Larson Construction, Wales Contractors, D&D Well Services, Murtron Hauling, R Bee Crushing, S.O.S. Oilfield Safety, Neuwest Equipment and Northern Tractor.

"Acquisition Condition" means the condition contained in the Purchase and Sale Agreements that such of the Concurrent Acquisitions as have an aggregate base purchase price of not less than $100 million shall close concurrently with the Closing.

"Acquisitionco" means Petrowest Services Ltd., a corporation incorporated under the ABCA on January 26, 2006, which is currently a wholly-owned subsidiary of the Trust and will be, on or before the Closing Date, a wholly-owned subsidiary of Petrowest Business Trust.

"Administration Agreement" means the administration agreement entered into between the Trust and the General Partner and to be entered into on or before the Closing Date by Petrowest Business Trust as described under "Administration Agreement".

"Amalgamation" means the amalgamation of each of the Acquired Companies into Acquisitionco which will occur immediately after completion of the Concurrent Acquisitions.

"Audit Committee" means the audit committee of the General Partner.

"Board of Directors" means the board of directors of the General Partner as from time to time constituted.

"Budget Proposals" means the proposed amendments to the Tax Act as announced by the Minister of Finance (Canada) on March 23, 2004.

"Business Day" means a day which is not a Saturday, Sunday or holiday in the City of Calgary, in the Province of Alberta.

"Business Deed of Trust" means the deed of trust to be entered into on or prior to the Closing Date pursuant to which Petrowest Business Trust will be established, as the same may be amended, supplemented or restated from time to time.

"Business Notes" means notes issued pursuant to the Note Indenture.

"Business Trustee" means Petrowest Energy Services Trustee Ltd., a corporation incorporated under the ABCA which will be, on or before the Closing Date, the trustee of Petrowest Business Trust.

"Business Units" means trust units of Petrowest Business Trust.

"CAGR" means compounded annual growth rate of revenue, calculated as $\left(\frac{Revenue_n}{Revenue_1}\right)^{\frac{1}{(n-1)}} - 1$, where n represents the number of periods accounted for.

"**Cash Flow of the Trust**" means in respect of any Distribution Period:

(a) all cash amounts which are received by the Trust for, and in respect of, the Distribution Period, including, without limitation, interest on the Business Notes (including prepayments of interest), other interest, dividends, distributions, proceeds from the disposition of securities, returns of capital and repayments of indebtedness, and all amounts received by the Trust in any prior Distribution Period to the extent those amounts were not included in its calculation of Cash Flow of the Trust in that prior Distribution Period and were not previously distributed, shall be included in the calculation;

(b) the following amounts shall be deducted in the calculation:

 (i) all costs, expenses, liabilities, obligations or amounts of the Trust which, in the opinion of the Trustee, upon the recommendation of the General Partner, may reasonably be considered to have accrued and become owing by the Trust in respect of, or which relate to, such Distribution Period or a prior Distribution Period if not accrued or deducted in determining Cash Flow of the Trust in that prior period; and

 (ii) all amounts which relate to the redemption or purchase of Trust Units or other securities of the Trust by the Trust and which have been paid or became payable in cash by the Trust in such Distribution Period;

(c) the net proceeds of any issuance of Trust Units or other securities of the Trust after deducting any associated expenses or commissions shall not be included in the calculation.

"**Cash Redemption Price**" has the meaning ascribed thereto under "Description of the Trust – Redemption Right".

"**CDS**" means The Canadian Depository for Securities Limited.

"**Civil Partnership**" means Petrowest Civil Services LP, a limited partnership established under the laws of Alberta.

"**Civil Services Division**" means the division of Petrowest comprising the general rock and gravel crushing and oilfield safety services and rentals business, such division operated under the Civil Partnership.

"**Class A GP Unit**" means an undivided 0.001% interest in a Partnership entitling the holder of record thereof to the rights provided in the Partnership Agreement for that Partnership.

"**Class B Common LP Unit**" means an undivided interest in a Partnership entitling the holder of record thereof to the rights provided in the Partnership Agreement for that Partnership.

"**Class C Preferred LP Unit**" means an interest in a Partnership entitling the holder of record thereof to a fixed preferential interest in such Partnership's income as provided in the Partnership Agreement for that Partnership.

"**Closing**" means the closing of this offering.

"**Closing Date**" means September 7, 2006, or such later date as the Trust and the Underwriters agree, but not later than October 6, 2006.

"**Compensation Committee**" means the compensation committee of the Board of Directors.

"**Concurrent Acquisitions**" means the acquisition by Acquisitionco of each of the Acquired Companies pursuant to the Purchase and Sale Agreements.

"**Construction Partnership**" means Petrowest Construction LP, a limited partnership established under the laws of Alberta.

"**CRA**" means the Canada Revenue Agency.

"**D&D Well Services**" means collectively, 404434 Alberta Corporation, operating as D&D Well Services, 756171 Alberta Corporation and 756169 Alberta Corporation, each a corporation incorporated under the ABCA.

"**Deed of Trust**" means the deed of trust dated July 6, 2006, pursuant to which the Trust was established, as the same may be amended, supplemented or restated from time to time.

"**Director**" means a director of the General Partner.

"**Distributable Cash**" means the estimated cash available for distribution by the Trust as calculated pursuant to the Deed of Trust.

"**Distribution Payment Date**" means a date on which the Trustee is required to make a distribution of Distributable Cash, which date shall be on or about the 15th day of the month following the end of the Distribution Period or, if any such day is not a Business Day, the next following Business Day or such other date determined from time to time by the Trustee.

"**Distribution Period**" means each calendar month in each calendar year from and including the first day thereof and to and including the last day thereof provided that the first Distribution Period shall begin on (and include) the Closing Date of this offering and shall end on (and include) October 31, 2006.

"**Distribution Record Date**" means until otherwise determined by the Trustee upon the recommendation of the General Partner, the last Business Day of each calendar month of the year, except in the case of the month of December where December 31 of each year shall be a Distribution Record Date, or any additional days as may be determined from time to time by the Trustee.

"**DRIP**" has the meaning ascribed thereto under "Distribution Reinvestment and Optional Unit Purchase Plan".

"**GAAP**" means generally accepted accounting principles in Canada.

"**General Partner**" means Petrowest Energy Services General Partner Ltd., a corporation incorporated under the ABCA on July 6, 2006, which is currently a wholly-owned subsidiary of the Trust and will be, on or before the Closing Date, a wholly-owned subsidiary of Petrowest Business Trust.

"**Gordon Bros. Construction**" means collectively, Gordon Bros. Construction Ltd. and 332691 Alberta Ltd., each a corporation incorporated under the ABCA.

"**Heavy Equipment Rentals Division**" means the division of Petrowest comprising the oilfield and construction heavy equipment rentals business, such division operated under the Rentals Partnership.

"**Income of the Trust**" for any taxation year of the Trust means the net income of the Trust for the year determined pursuant to the provisions of the Tax Act (other than subsection 104(6)) having regard to the provisions thereof that relate to the calculation of taxable income of a trust, and taking into account such adjustments thereto as are determined by the Trustee on recommendation of the General Partner in respect of dividends received or deemed to be received from taxable Canadian corporations, amounts paid or payable by the Trust to Unitholders and such other amounts as may be determined in the discretion of the Trustee on recommendation of the General Partner, provided, however, that capital gains and capital losses shall be excluded from the computation of net income.

"**Lead Underwriters**" means Westwind Partners Inc. and Sprott Securities Inc.

"**major equipment**" means equipment valued at $50,000 or more.

"**Murtron Hauling**" means collectively, Murtron Hauling Ltd. and 815431 Alberta Ltd., each a corporation incorporated under the ABCA.

"**Net Realized Capital Gains**" for any taxation year of the Trust means the net realized capital gains of the Trust determined as the amount, if any, by which the aggregate of the capital gains of the Trust in the year exceeds the total of the aggregate of the capital losses of the Trust calculated in accordance with the Tax Act in the year, any capital gains that are realized by the Trust as a result of a redemption of Units, the amount determined by the Trustee on recommendation of the General Partner in respect of any net capital losses for prior taxation years that the Trust is permitted by the Tax Act to deduct in computing the taxable income of the Trust for the year, and any amount in respect of which the Trust is entitled to a capital gains refund under the Tax Act, as determined by the Trustee on recommendation of the General Partner, provided that, at the discretion of the Trustee on recommendation of the General Partner, the Net Realized Capital Gains of the Trust for a year may be calculated without subtracting the full amount of net capital losses for the year and/or without subtracting the full amount of the capital losses of the Trust carried forward from previous years.

"**Neuwest Equipment**" means Neuwest Equipment Rentals Inc., a corporation incorporated under the laws of Nova Scotia.

"**Northern Tractor**" means collectively, Fitzpatrick Co. Ltd. and Northern Tractor Sales and Rentals Co. Ltd., each a corporation incorporated under the ABCA.

"**Note Indenture**" means the Note Indenture between Petrowest Business Trust and Valiant Trust Company to be entered into on or prior to Closing.

"**Option Plan**" has the meaning ascribed thereto under "Long Term Incentive Plan".

"**Ordinary Resolution**" means a resolution passed by a majority of the votes cast at a meeting of Unitholders or a resolution in writing signed by Unitholders holding a majority of the Units.

"**Over-Allotment Option**" means the over-allotment option granted to the Underwriters to purchase up to an additional 1,400,000 Trust Units.

"**Partnership Agreements**" means the limited partnership agreements between the General Partner, as general partner, and Petrowest Business Trust, as initial limited partner, pursuant to which the Partnerships were formed, as the same may be amended, supplemented or restated from time to time.

"**Partnerships**" means, collectively, the Construction Partnership, the Transportation Partnership, the Civil Partnership and the Rentals Partnership.

"**Person**" means an individual, firm, partnership, joint venture, venture capital fund, limited liability company, unlimited liability company, association, trust, trustee, executor, administrator, legal personal representative, estate, group, body corporate, unincorporated association or organization, government body, regulatory authority, syndicate or other entity, whether or not having legal status.

"**Petrowest**" means collectively, the Trust, the Business Trust, the Partnerships, Acquisitionco and the General Partner.

"**Petrowest Business Trust**" or the "**Business Trust**" means Petrowest Energy Services Business Trust, an unincorporated, open-ended limited purpose trust to be established under and governed by the laws of the Province of Alberta pursuant to the Business Deed of Trust on or before the Closing Date.

"**Plans**" means trusts governed by registered retirement savings plans, registered retirement income funds, deferred profit sharing plans and registered education savings plans, each as defined in the Tax Act.

"**Priority Distributions**" has the meaning ascribed thereto under "Description of the Trust – Subordinated Units".

"**Promoters**" means Kenneth N. Drysdale and Gary Sweetman.

"Purchase and Sale Agreements" means the purchase and sale agreements between Acquisitionco, each of the Acquired Companies and the shareholders of each of the Acquired Companies providing for the acquisition by Acquisitionco of each of the Acquired Companies as described in "Acquisition of the Acquired Companies", as the same may be amended, supplemented or restated from time to time.

"R Bee Crushing" means collectively, Bernet Ventures Ltd. and R Bee Crushing Ltd., each a corporation continued under the ABCA, and Dal Finn Holdings Ltd., a corporation incorporated pursuant to the laws of British Columbia.

"Redemption Date" has the meaning ascribed thereto under "Description of the Trust - Redemption Right".

"Redemption Price" has the meaning ascribed thereto under "Description of the Trust - Redemption Right".

"Rentals Partnership" means Petrowest Services Rentals LP, a limited partnership established under the laws of Alberta.

"Reorganization" means the transfer of the businesses historically operated by the Acquired Companies, including all of their assets, undertakings, intellectual property and liabilities, from the Acquired Companies to the Partnerships following the Amalgamation.

"Road and Lease Construction Division" means the division of Petrowest comprising the oilfield well site lease preparation, road construction, earth moving, reclamation and commercial projects business, such division operated under the Construction Partnership.

"Roy Larson Construction" means Roy Larson Construction Ltd., a corporation incorporated under the ABCA.

"Shareholders Agreement" means the shareholders agreement with respect to the General Partner to be entered into among the Trust, the Business Trust, the Trustee, the Business Trustee and the General Partner on or before the Closing Date described under "Shareholders Agreement".

"Special Voting Units" means special voting units of the Trust referred to under "Description of the Trust – Units".

"S.O.S. Oilfield Safety" means Safetymaster Rentals Corp., a corporation incorporated under the ABCA.

"Special Resolution" means a resolution at a meeting of Unitholders passed by the affirmative votes of the holders of not less than 66⅔% of the Units voted on a poll upon such resolution or a resolution approved in writing in one or more counterparts by Unitholders holding at least 66⅔% of the Units.

"Subordinated Distribution" has the meaning ascribed thereto under "Description of the Trust – Subordinated Units".

"Subordinated Redemption Price" has the meaning ascribed thereto under "Description of the Trust – Redemption Price".

"Subordinated Units" means subordinated trust units of the Trust referred to under "Description of the Trust – Units".

"Tax Act" means the *Income Tax Act* (Canada) and the regulations thereunder, as amended from time to time.

"Transportation and Hauling Division" means the division of Petrowest comprising the general oilfield hauling, rig mobilization and demobilization, equipment transportation, log loading and hauling, gravel hauling, pipe hauling and other transportation services business, such division operated under the Transportation Partnership.

"Transportation Partnership" means Petrowest Transportation LP, a limited partnership established under the laws of Alberta.

"**Trust**" means Petrowest Energy Services Trust, an unincorporated, open-ended, limited purpose mutual fund trust established under and governed by the laws of the Province of Alberta pursuant to the Deed of Trust.

"**Trust Assets**" means:

(a) the initial contribution used to settle the Trust:

(b) all funds or property realized from the issuance or sale of Units or any other securities of the Trust or cash received from time to time;

(c) all securities held by the Trust or by the Trustee on behalf of the Trust;

(d) Business Units and Business Notes;

(e) short-term investments permitted by the Deed of Trust;

(f) any proceeds of disposition of any of the foregoing property; and

(g) all income, interest, dividends, return of capital, profit, gains and accretions and all substituted assets, rights and benefits of any kind or nature whatsoever arising directly or indirectly from or in connection with or accruing to such foregoing property or such proceeds of disposition.

"**Trust Units**" means trust units of the Trust each representing an equal undivided beneficial interest in the Trust and any distributions from the Trust referred to under "Description of the Trust – Units".

"**Trustee**" means Valiant Trust Company, a trust corporation incorporated under the laws of Alberta.

"**TSX**" means the Toronto Stock Exchange.

"**Underwriters**" means Westwind Partners Inc., Sprott Securities Inc., Lightyear Capital Inc., Blackmont Capital Inc. and Dundee Securities Corporation.

"**Underwriting Agreement**" means the underwriting agreement dated August 28, 2006, among the Trust, the General Partner, the Promoters and the Underwriters.

"**Unitholder**" means a holder of Units.

"**Units**" means collectively the Subordinated Units and the Trust Units.

"**U.S. Securities Act**" means the United States *Securities Act of 1933*, as amended.

"**Wales Contractors**" means collectively, Wales Contractors Ltd. and 310423 Alberta Ltd., each a corporation incorporated under the ABCA.

"**WCSB**" means the Western Canadian Sedimentary Basin.

"**$**" or "**dollars**" means Canadian dollars.

THE TRUST AND ITS SUBSIDIARIES

On closing of this offering, the Trust will be a business trust operating an energy services business through its indirect subsidiaries. Unitholders will hold Units of the Trust, which in turn will hold Business Notes and a 100% beneficial interest in the Petrowest Business Trust. The Petrowest Business Trust, via four partnerships (corresponding with four business divisions), will hold the assets of the businesses historically operated by the Acquired Companies.

The Trust is an unincorporated, open-ended, limited purpose mutual fund trust established under and governed by the laws of the Province of Alberta pursuant to the Deed of Trust that was created on July 6, 2006. The registered office of the Trust is 4500 855- 2nd Street S.W., Calgary, Alberta and the head office of the Trust is located at Suite 204, 10605 Westside Drive, Grande Prairie, Alberta. The Trust was established to hold Business Notes and a 100% beneficial interest in the Petrowest Business Trust. The trustee of the Trust will be the Trustee. The General Partner will be responsible for overseeing and managing the Trust and Petrowest Business Trust. The General Partner is a corporation that was incorporated under the ABCA on July 6, 2006, all of the outstanding shares of which will be held by the Petrowest Business Trust.

When established, the Petrowest Business Trust will be an unincorporated, open-ended, limited purpose mutual fund trust established under and governed by the laws of the Province of Alberta pursuant to the Deed of Trust. The trustee of the Petrowest Business Trust will be the Business Trustee, a corporation incorporated under the ABCA, all of the outstanding shares of which will be held by the Trust.

The Petrowest Business Trust will, directly and indirectly, hold a 100% interest in the Construction Partnership, the Transportation Partnership, the Civil Partnership and the Rentals Partnership through which Petrowest's Road and Lease Construction Division, Transportation and Hauling Division, Civil Services Division and Heavy Equipment Rentals Division, respectively, will operate upon completion of the Concurrent Acquisitions and the Reorganization. Each of the Partnerships is a limited partnership formed under the laws of the Province of Alberta. Each Partnership will be authorized to issue Class A GP Units, Class B Common LP Units and Class C Preferred LP Units. The Class A GP Units will represent the General Partner's 0.001% undivided interest in the Partnership, the Class B Common LP Units will represent an undivided interest in a Partnership and the Class C Preferred LP Units will represent an entitlement to a fixed preferential interest in a Partnership's income. The general partner of the Partnerships will be the General Partner (which will hold Class A GP Units) and the limited partners of the partnerships will be the Petrowest Business Trust (which will hold Class B Common LP Units) and Acquisitionco (which will hold Class C Preferred LP Units).

Acquisitionco is a corporation all of the common shares of which will be held by the Petrowest Business Trust. Acquisitionco has entered into the Share Purchase Agreements pursuant to which Acquisitionco has the right, subject to certain conditions, to acquire all of the outstanding shares of the Acquired Companies, each of which is involved in the energy services business. Concurrent with the closing of this offering, Acquisitionco will acquire all of the outstanding shares of each of the Acquired Companies following which each of the Acquired Companies will be amalgamated with Acquisitionco. Acquisitionco will then transfer the businesses historically operated by the Acquired Companies, including all of their assets, undertaking, intellectual property and liabilities, into the Partnerships in consideration for notes and Class C Preferred LP Units of each of the Partnerships.

The General Partner and Acquisitionco have not carried on any business prior to the date hereof and do not hold any material assets other than the right of Acquisitionco to acquire the Acquired Companies pursuant to the Purchase and Sale Agreements. All of the outstanding shares of the General Partner and Acquisitionco are currently held by the Trust. Prior to the Closing, all of the outstanding shares of the General Partner and Acquisitionco will be transferred to the Petrowest Business Trust.

The Deed of Trust requires the Trustee, on or before each Distribution Record Date, to declare payable to the Unitholders all or any part of the Cash Flow of the Trust for the Distribution Period which includes such Distribution Record Date. It is currently anticipated that the only income to be received by the Trust will be from securities of Petrowest Business Trust.

The net proceeds of this offering will be invested by the Trust in Business Notes and Business Units of Petrowest Business Trust. Petrowest Business Trust will then loan a portion of such funds to Acquisitionco to pay

the cash portion of the purchase price of the Acquired Companies and to repay certain indebtedness of the Acquired Companies, and Acquisitionco will issue a note to Petrowest Business Trust to evidence this indebtedness. The Trust will issue 12,765,094 Units to Acquisitionco and Acquisitionco will issue a note to the Trust in consideration therefor The Trust will contribute this note to the Business Trust for additional Business Notes and Business Units. Petrowest Business Trust will use the remaining portion of the net proceeds of this offering to acquire Class B Common LP Partnership Units of each of the Partnerships. Following the Amalgamation, Acquisitionco will transfer the businesses historically operated by the Acquired Companies, including all their assets, undertaking and intellectual property and liabilities, to the Partnerships pursuant to the Reorganization, in consideration for notes and Class C Preferred LP Units of each of the Partnerships. The notes issued to Acquisitionco pursuant to the Reorganization will be assigned by Acquisitionco to Petrowest Business Trust in repayment of a portion of the debt owing by Acquisitionco to Petrowest Business Trust. Petrowest Business Trust will then contribute these notes to each of the Partnerships for additional Class B Common LP Units.

See the "Description of the Trust".

Following completion of this offering, the Concurrent Acquisitions and the Reorganization, Petrowest's business will operate as follows:



Unitholders
(1)
Trust
Business Trustee
100%
(2)
Petrowest Business Trust
General Partner
100%
(4)
Acquisitionco
(3)
(6)
(5)
(7)
Construction Partnership(4)
Transportation Partnership(4)
Civil Partnership(4)
Rentals Partnership(4)

Notes:

(1) Unitholders hold Trust Units and Subordinated Units of the Trust. Immediately following the Closing of this offering and the Concurrent Acquisitions, the shareholders of the Acquired Companies will hold 45.15%, the subscribers under this offering will hold 49.51% and the holders of Subordinated Units will hold 5.34%, of the outstanding Units, respectively.

(2) The Trust will hold Business Notes and a 100% beneficial interest in the Petrowest Business Trust.

(3) Acquisitionco will amalgamate with the Acquired Companies immediately following the completion of the Concurrent Acquisitions.

(4) Acquisitionco will borrow the cash portion of the purchase price ($103.3 million) and will be indebted to Petrowest Business Trust for the purchase price of 12,765,094 Units ($127,650,970), less the amount assigned to Petrowest Business Trust equal to the tax basis of the assets transferred by Acquisitionco to the Partnerships less certain liabilities associated therewith.

(5) The General Partner will hold a 0.001% interest in the Partnerships.

(6) Petrowest Business Trust will hold Class B Common LP Units of the Partnerships.

(7) Pursuant to the Reorganization, the Partnerships will acquire the businesses historically carried on by the Acquired Companies, and the consideration therefor will be paid by the issuance of Class C Preferred LP Units and notes to Acquisitionco.

BUSINESS OF PETROWEST

The Trust will be a diversified oilfield services trust that will provide pre-drilling and post-completion services to the northern region of the WCSB. Petrowest will service the region via its head and operational office in Grande Prairie, Alberta and nine full-service locations throughout northern Alberta and British Columbia, each with a staging area, shop area, and sales and service personnel. The Trust's corporate office will be in Calgary, Alberta.


High Level
Fort Nelson
Fort McMurray
Fort St. John
Dawson Creek
Peace River
BRITISH
COLUMBIA
Grande Prairie
ALBERTA
SASKATCHEWAN
Edmonton
Calgary
Office locations

Petrowest will acquire the Acquired Companies, which are all established, private Grande Prairie-based pre-drilling and post-completion service providers. The nine Acquired Companies are complementary to one another and will allow Petrowest to benefit from their ability to provide clients with a full-range of services, cost competitive pricing, capabilities to service large-scale contracts and a modern and well-maintained equipment fleet. Petrowest will continue to expand and improve on the aforementioned benefits as it executes its growth strategy of further integration, organic expansion and complementary acquisitions.

Petrowest's business will be operated in four divisions corresponding to the four Partnerships as follows:

- **Road and Lease Construction Division** - includes oilfield well site lease preparation, road construction, earth moving, reclamation, commercial projects, four camps and other lease construction services. The Road and Lease Construction Division will have approximately 90 pieces of major equipment (average age: four years) and 130 full-time employees (average industry experience: nine years);

- **Transportation and Hauling Division** - includes general oilfield hauling, rig mobilization and demobilization, equipment transportation, log loading and hauling, gravel hauling, pipe hauling and other transportation services. The Transportation and Hauling Division will have approximately 80 pieces of major equipment (average age: five years) and 100 full-time employees (average industry experience: 10 years);

- **Civil Services Division** - includes general rock and gravel crushing and oilfield safety services and rentals. The Civil Services Division will have approximately 120 pieces of major equipment (average age: five years) and 80 full-time employees (average industry experience: eight years); and

- **Heavy Equipment Rentals Division** - includes oilfield and construction heavy equipment rentals. The Heavy Equipment Rentals Division will have approximately 60 pieces of major equipment (average age: three years) and 10 full-time employees (average industry experience: 15 years).

The following table illustrates selected historical financial performance of the Acquired Companies, organized by Petrowest's operating divisions, for the periods indicated.

	For the 12-month period ending October 31, November 30 or December 31, 2005[1]			
Company	**Revenue**	**Adjusted EBITDA[2][3]**	**Adjusted EBITDA Margin[2][3]**	**Years of Operation**
	($mm)	*($mm)*		
Road and Lease Construction Division				
Gordon Bros. Construction	$8.8	$2.7	30.7%	32
Roy Larson Construction	$20.4	$6.1	29.9%	20
Wales Contractors	$18.7	$6.0	32.1%	22
Total	**$47.9**	**$14.8**		
Division Adjusted EBITDA Margin			**30.9%**	
Average Years of Operation				**25**
Transportation and Hauling Division				
D&D Well Services	$30.6	$11.1	36.3%	19
Murtron Hauling	$12.3	$2.3	18.7%	23
Total	**$42.9**	**$13.4**		
Division Adjusted EBITDA Margin			**31.2%**	
Average Years of Operation				**21**
Civil Services Division				
R Bee Crushing	$23.6	$7.6	32.2%	20
S.O.S. Oilfield Safety	$5.0	$1.7	34.0%	9
Total	**$28.6**	**$9.3**		
Division Adjusted EBITDA Margin			**32.5%**	
Average Years of Operation				**15**
Heavy Equipment Rentals Division				
Northern Tractor	$7.1	$4.4	62.0%	7
Neuwest Equipment Rentals	$2.1	$0.8	38.1%	5
Total	**$9.2**	**$5.2**		
Division Adjusted EBITDA Margin			**56.5%**	
Average Years of Operation				**6**
TOTAL[4]	**$128.7**	**$42.7**		
AVERAGE			**33.2%**	**17**

Notes:

(1) The financial year-ends of the Acquired Companies are as follows: Wales Contractors – August 31, Roy Larson Construction – May 31, Gordon Bros. Construction – September 30, D&D Well Services – December 31, Murtron Hauling – October 31, R Bee Crushing – April 30, S.O.S. Oilfield Safety – August 31, Northern Tractor – September 30 and Neuwest Equipment Rentals – October 31. The information presented was derived from, in respect of D&D Well Services, Murtron Hauling and Neuwest Equipment Rentals, the audited combined income statements for the twelve-month periods ended December 31, 2005, October 31, 2005, October 31, 2005, respectively, and in respect of Wales Contractors, Roy Larson Construction, Gordon Bros. Construction, R Bee Crushing, S.O.S. Oilfield Safety and Northern Tractor, the unaudited income statements for the twelve-month periods ended November 30, 2005, November 30, 2005, December 31, 2005, October 31, 2005, November 30, 2005 and December 31, 2005, respectively, constructed for the purpose of preparing the unaudited pro forma consolidated statement of income of the Trust for the twelve-month period ended December 31, 2005. See "Selected Pro Forma Consolidated Financial Information"

(2) See Schedule "C" - "Reconciliation of Net Earnings to EBITDA and Adjusted EBITDA".

(3) See "Non-GAAP measures".

(4) Totals may not add due to rounding.

Road and Lease Construction Division

Pursuant to the Reorganization, Petrowest's Construction Partnership will acquire the businesses historically conducted by Wales Contractors, Roy Larson Construction and Gordon Bros. Construction and will operate these businesses under those names as the Road and Lease Construction Division. In 2005, contract jobs undertaken by those Acquired Companies included approximately 410 to 470 well site leases built for drilling activity including over 85 kilometers of combined road construction. The Road and Lease Construction Division will own over 90 pieces of major equipment with an average age of four years and four camps to support its road and well site lease building operations. The Road and Lease Construction Division, utilizing modern equipment, may be configured to complete earth moving, reclamation, commercial projects and other lease construction services The Road and Lease Construction Division will acquire from the Acquired Companies master service agreements and preferred agreements with key customers including repeat customers.

The following charts illustrate the financial performance of the Acquired Companies whose assets are to be transferred to the Road and Lease Construction Division for the periods indicated:


Wales Contractors
48.0% CAGR
(C$ millions)
$19.1
$3.0
2003
2004
2005
Revenue
Adjusted EBITDA
Roy Larson Construction
22.6% CAGR
(C$ millions)
$20.0
$18.0
$14.0
$12.0
$10.0
$4.0
$2.0
$0.0
$12.3
$2.4
2003
2004
2005
Revenue
Adjusted EBITDA

Note: Based on annual audited financials for years ending August 31, 2003, 2004, and 2005.

Note: Based on annual audited financials for years ending May 31, 2003, 2004, and 2005.


Gordon Bros. Construction
13.9% CAGR
(C$ millions)
$10.0
$9.0
$8.0
$7.0
$6.0
$5.0
$4.0
$3.0
$2.0
$1.0
$0.0
$2.5
2003
2004
2005
Revenue
Adjusted EBITDA

Note: Based on annual audited financials for years ending September 30, 2003, 2004, and 2005.

See "Non-GAAP Measures" and Schedule "C" - "Reconciliation of Net Earnings to EBITDA and Adjusted EBITDA".

Transportation and Hauling Division

Pursuant to the Reorganization, Petrowest's Transportation Partnership will acquire the businesses historically conducted by D&D Well Services and Murtron Hauling and will operate these businesses under those names as the Transportation and Hauling Division. The services provided by the Transportation and Hauling Division will include hauling to the well site, rig mobilization, gravel hauling and hauling of drill pipe, supplies and equipment to well sites along with rig mobilization and demobilization for both coil tubing and conventional drilling rigs via the use of special equipment and procedures. In 2005, the Acquired Companies which will comprise the Transportation and Hauling Division transported approximately 700 pieces of heavy equipment.

The Transportation and Hauling Division will also provide gravel and log hauling throughout northern Alberta and British Columbia. In 2005, the Acquired Companies which will comprise the Transportation and Hauling Division hauled approximately 350,000 cubic meters of timber and approximately 400,000 tonnes of gravel.

The Transportation and Hauling Division will acquire from the Acquired Companies several preferred supplier agreements with major Alberta-based oil and gas companies, oil and gas drilling rig companies, western Canadian logging companies and aggregate companies.

The following charts illustrate the financial performance of the Acquired Companies whose assets are to be transferred to the Transportation and Hauling Division for the periods indicated:


D&D Well Services
45.0% CAGR
$14.6
$3.5
$20.9
$8.0
$30.8
$11.1
2003
2004
2005
Revenue
Adjusted EBITDA
Note: Based on annual audited financials for years ending December 31, 2003, 2004, and 2005.
Murtron Hauling
27.4% CAGR
$7.6
$1.6
$10.7
$2.5
$12.5
$2.3
2003
2004
2005
Revenue
Adjusted EBITDA
Note: Based on annual audited financials for years ending October 31, 2003, 2004, and 2005.

See "Non-GAAP Measures" and Schedule "C" - "Reconciliation of Net Earnings to EBITDA and Adjusted EBITDA".

Civil Services Division

Pursuant to the Reorganization, Petrowest's Civil Partnership will acquire the businesses historically conducted by R Bee Crushing and S.O.S. Oilfield Safety and will operate these businesses under those names as the Civil Services Division. The Civil Services Division will provide rock and gravel crushing, safety supervision and safety equipment rentals services.

The Civil Services Division will have approximately 120 pieces of modern, large capacity equipment with an average age of five years to support its rock and gravel crushing services. Typical rock and gravel crushing jobs have been between 100,000 to 500,000 tonnes. The largest single project completed to date by R Bee Crushing was 1,100,000 tonnes. In 2005, total rock crushing was estimated to be in the order 5,500,000 tonnes. The Civil Services Division will also be capable of stripping pits, clearing pits, pit run crushing, large screening and quarry crushing. The Civil Services Division will manufacture highway base aggregates, asphalt aggregates, concrete aggregates and general crushed products.

The Civil Services Division will also provide safety supervision to well sites and safety unit rentals throughout northern Alberta and British Columbia. Safety supervision and rentals will be complementary to Petrowest's other divisions and to external companies.

The following charts illustrate the financial performance of the Acquired Companies whose assets are to be transferred to the Civil Services Division for the periods indicated:


R Bee Crushing
32.8% CAGR
(C$ millions)
$14.8
$4.1
$22.8
$7.5
$26.2
$8.1
2004
2005
2006
Revenue
Adjusted EBITDA
S.O.S. Oilfield Safety
42.9% CAGR
(C$ millions)
$0.4
$1.0
$1.5
2003
2004
2005
Revenue
Adjusted EBITDA

Note: Based on annual audited financials for years ending April 30, 2004, 2005, and 2006.

Note: Based on annual audited financials for years ending August 31, 2003, 2004, and 2005.

See "Non-GAAP Measures" and Schedule "C" - "Reconciliation of Net Earnings to EBITDA and Adjusted EBITDA".

Heavy Equipment Rentals Division

Pursuant to the Reorganization, Petrowest's Rentals Partnership will acquire the businesses historically conducted by Northern Tractor and Neuwest Equipment and will operate these businesses under those names as the Heavy Equipment Rentals Division. Typical rental contracts undertaken by these companies have ranged from a single piece of equipment to 15 pieces of heavy equipment per job site. The Heavy Equipment Rentals Division's equipment will be modern and in a variety of sizes that can be configured to complete various types of work due to the changing seasons as well as specific job requirements. The Heavy Equipment Rentals Division will have approximately 60 pieces of major equipment with an average age of three years including articulated haulers, tracked excavators, crawler dozers, sidebooms, and earth compactors to support oil and gas construction jobs as well as commercial construction company needs. The rentals will be provided from offices in Grande Prairie and Fort McMurray, Alberta. The Heavy Equipment Rentals Division will acquire from the Acquired Companies renewable contracts with key customers and repeat customers. The Heavy Equipment Rentals Division will provide rentals both internally amongst Petrowest's divisions and externally to other companies involved in the western Canadian oil and gas industry.

The following charts illustrate the financial performance of the Acquired Companies whose assets are to be transferred to the Heavy Equipment Rentals Division for the periods indicated:


Northern Tractor
11.1% CAGR
(C$ millions)
$5.2
$3.0
$5.4
$3.2
$4.0
2003
2004
2005
Revenue
Adjusted EBITDA
Neuwest Equipment Rentals
121.1% CAGR
(C$ millions)
$0.4
($0.0)
$0.2
$2.1
2003
2004
2005
Revenue
Adjusted EBITDA

Note: Based on annual audited financials for years ending September 30, 2003, 2004, and 2005.

Note: Based on annual audited financials for years ending October 31, 2003, 2004, and 2005.

See "Non-GAAP Measures" and Schedule "C" - "Reconciliation of Net Earnings to EBITDA and Adjusted EBITDA".

Operational Strengths

As a result of its focused "first and last line of services" approach in providing key services to the oil and gas industry in the pre-drilling and post-completion phases, Petrowest will enjoy several operational strengths that will benefit customers. Petrowest's major operational strengths include:

- **Ability to Provide a "One-Stop-Shop" Service Approach** – As a result of the broad spectrum of energy services businesses which will comprise Petrowest's oil and gas clients will have access to a full range of pre-drilling and post-completion services. Industry trends suggest that oil and gas companies prefer to utilize a services company that can provide a full range of services as opposed to procuring the same services from a host of sources. Benefits to the client include reduced overhead costs, a reduction in invoicing and accounting procedures, reduced wait times for services and increased efficiency in procuring pre-drilling and post-completion services. This model allows clients to meet the shorter time frames demanded by an environment where it is becoming increasingly difficult to engage services in a timely manner due to the general robustness of the energy sector coupled with labour challenges.

- **Intra-Company Synergies** – Each operating division within Petrowest will possess the ability to provide services to other divisions to facilitate its customers' specific pre-drilling and post-completion needs. Petrowest's clients will benefit from Petrowest's cross-company utilization strategies that otherwise would be absent. For example, the Civil Services Division can take advantage of the Transportation and Hauling Division's ability to provide hauling needs resulting in increased utilization rates due to reduced down time.

- **Ability to Service Large Scale Contracts** – Petrowest's combined divisions will be positioned to take advantage of larger contract jobs as a result of its increased capacity to provide a full range of pre-drilling and post-completion services at competitive rates and in geographic areas that are comparatively difficult to access for smaller service companies. In northern Alberta and British Columbia, where well site lease-building costs are much greater than at conventional locations with relatively easy year-round access, this advantage will become increasingly strategic.

- **Competitive Pricing** – Petrowest intends to provide its customers with high-quality services using competitive pricing in an environment where costs are becoming increasingly high. By offering clients a full range of pre-drilling and post-completion services, Petrowest will have the ability to meet customer price points with greater flexibility and customer satisfaction.

- **Quality Equipment Fleet** – With the acquisition of a fleet of equipment with an average age of 4.5 years and an increased access to growth capital, Petrowest will utilize an equipment fleet that is new and well-maintained. This will result in greater safety standards and reduced down times due to equipment breakdowns. As a result, clients will benefit from greater reliability in the performance of Petrowest's full range of pre-drilling and post-completion services.

- **People** – The key operating and technical people that comprise the four divisions within Petrowest will represent a valuable and important component of Petrowest's operational strengths. Given the current labour shortages in western Canada combined with senior management attrition in the energy services industry generally, it is important to understand that the key managers of the Acquired Companies have been in place with the Acquired Companies for an average of 17 years. Additionally, the respective middle management and employees of the Acquired Companies are dedicated to their businesses and have proven their commitment and loyalty by their long-term employment tenures. Petrowest's human resource assets will be key in its overall profitability and customer satisfaction, both near and long term.

Investment Opportunity

Petrowest intends to sustain and increase its cash flow and distributions through both organic growth and acquisitions of other energy services businesses that have similar characteristics to the Acquired Companies.

Management expects Petrowest to have the following notable attributes:

- ownership of established businesses that provide the full-range of pre-drilling and post-completion services to the northern region of the WCSB;

- alignment of management and Unitholder interests through the subordination of management's equity interest and structured escrow terms on the Units acquired by the founding Unitholders as well as structured

escrow terms on the Trust Units acquired by the shareholders of each of the Acquired Companies. See "Escrowed and Subordinated Securities";

- strong balance sheet with financial flexibility to balance between internal growth and payout of distributions to investors;
- high historic profitability of the Acquired Companies with average Adjusted EBITDA margins over 30%;
- an initial monthly distribution of $0.10 per Unit. See "Summary of Distributable Cash";
- well positioned to capitalize on robust industry activity levels and future northern development opportunities through internal growth and acquisition opportunities;
- modern and well-maintained major equipment with an average age of approximately 4.5 years, providing a solid, cost-effective foundation from which growth can occur;
- focused and experienced executive management team and board of directors;
- focused growth strategy through a combination of internal, organic growth coupled with strategic accretive acquisitions; and
- tax effective trust structure which will facilitate access to capital that can be used for investments in equipment and strategic acquisitions.

Strategy

Petrowest's corporate strategy will be to develop a long-term business which delivers sustainable and increasing per Unit distributions by growing its Road and Lease Construction, Transportation and Hauling, Heavy Equipment Rentals and Civil Services divisions. Petrowest intends to achieve this by integrating the businesses conducted by the Acquired Companies and establishing Petrowest as the recognized pre-drilling and post-completion service provider to the northern region of the WCSB. Petrowest will consider expanding the number of businesses within the divisions and adding other businesses and divisions if acquisition candidates meet Petrowest's acquisition criteria. See "Strategy - Acquisitions."

Petrowest anticipates acquiring approximately $32 million of new equipment over the next twelve months. This expenditure will be funded by operating leases and $8.3 million of working capital. These expenditures will add equipment to each of Petrowest's divisions to allow for future growth. This equipment has been ordered and management anticipates that the majority of this equipment will be utilized by Petrowest later in the third quarter of 2006.

Petrowest intends to integrate the businesses conducted by the Acquired Companies and future acquisitions within the divisions. Further, Petrowest intends to capitalize on the track records of the Acquired Companies with respect to commitment to customer service, operational efficiency, health and safety and financial return and profitability.

Petrowest will operate in the northern region of the WCSB, principally from Grande Prairie, Alberta. At the present time, Petrowest does not intend to expand operations into eastern Canada, the United States or internationally.

Strategy – Organic Growth

Management expects Petrowest to continue to grow its operations organically in the pre-drilling and post-completion service sectors of the energy services business in the northern region of the WCSB. Management expects to achieve this organic growth through the following strategic plan:

- Petrowest will work within a framework emphasizing integrity, leadership, safety in the workplace and teamwork. Petrowest's management team will provide strategic leadership and performance targets for the divisions. Petrowest's compensation program will include competitive market salary, employee benefit programs and incentive programs. Management and Unitholder interests will be aligned through an incentive program, and a Unit option program and Unit ownership plan. Pursuant to the incentive program, incentive pools will be allocated to the divisions based on success in reaching consolidated business performance and profitability targets. Management, together with the general managers of the operating businesses, will allocate these incentive pools to staff and employees.

- Management believes the existence of long-term relationships between the Acquired Companies and its diversified client base will help to secure consistent demand for Petrowest's equipment and services and provide opportunities for complementary services across Petrowest's divisions. Petrowest will use its multiple businesses to enhance customer service and to provide greater service synergies.

- Petrowest will pursue its expanded scope of services to new clients.

- Petrowest will capitalize on the greater size of Petrowest's operations relative to the individual Acquired Companies to take on larger jobs and contracts.

- Preferred supplier relationships and a bulk purchasing program is expected to provide access to new equipment and consumables on a timely and cost-effective basis.

Strategy - Acquisitions

In addition to Petrowest's internal growth opportunities, management believes there are significant opportunities for Petrowest to make additional accretive acquisitions. Management believes that the western Canadian energy services industry currently includes many localized, privately-owned businesses that would benefit from a combination with Petrowest. Petrowest would provide these businesses with financial and management expertise, cost reduction opportunities, partial monetization, a lower cost of capital and opportunities for on-going growth and expansion.

Petrowest's acquisition strategy is founded on integrity, reliability, service delivery, safe operations and solid financial performance. All future acquisitions must satisfy these criteria. It is expected that businesses acquired by Petrowest will maintain their individual business identities. The selection of target acquisitions will be based on their:

- corporate culture and fit with Petrowest's vision and corporate strategic business plan;

- overlap of synergies with Petrowest's existing competencies, clients, industries and work activities;

- overlap of geographic region and synergy with Petrowest's existing business;

- existing proven management teams that are motivated and experienced;

- financial profitability; and

- accretive financial contribution.

Acquisition candidates must also meet Petrowest's added value criteria and will be expected to provide increased financial performance on a per Unit basis.

Strategy - Integration

Petrowest's integration plans will be specifically designed to allow the divisions to carry on the operations of the Acquired Companies with minimal disruption while ensuring management internal controls and reporting needs are properly developed and maintained.

Integration activities in the first six months after closing of the Concurrent Acquisitions will include:

- improving and enhancing management internal controls, financial reporting, key business indicator processes, credit risk analysis, and operating and capital budgets;
- establishing operating standards with respect to corporate governance, audit, compensation and safety and health, (including public company reporting and investor relation activities);
- instituting employee incentive and compensation strategies designed to retain and attract key personnel;
- convening regular management meetings with senior and middle management to create a model for effective cross-divisional and intra-company communication and business development;
- capitalizing on cross-divisional, intra-company and centralized marketing opportunities and developing strategies for bundling of services;
- consolidating overhead and evaluating other cost reduction measures; and
- executive management and general manager succession planning.

Strategy - Management of Divisions

The Acquired Companies are established businesses with experienced and proven management. Petrowest's management team will have significant involvement in all critical aspects of Petrowest's business and strategic plan, while at the same time allowing the management teams of the Acquired Companies to continue to pursue their respective operational plans within that strategic framework. Petrowest believes it will achieve maximum profitability by allowing each Acquired Company's management team to continue to direct its field operations and the affairs of that business.

Strategic business alignment and the bundling of available services will be encouraged both within and across divisions. Through effective communication, goal setting and incentives, Petrowest's management team will ensure that Petrowest's divisions identify and implement innovative ideas to advance Petrowest's strategic business plan.

Petrowest will have a corporate culture that will allow its general managers to develop their businesses within a strategic framework. A key to Petrowest's success will be to ensure capital is actively and properly employed in achieving and increasing sustainable cash flow generation.

Management

Petrowest's executive management team collectively has over 75 years of experience in the western Canadian oil and gas exploration and production, energy services and construction industries.

Customer Base

Assuming the completion of all of the Concurrent Acquisitions, the aggregate customer base of Petrowest will consist of over 500 entities from the oil and gas exploration and production industry, energy services sector, forestry industry, aggregates industry and government. Petrowest's clients range from large multi-national companies to small, private companies.

Employees

If all of the Acquired Companies are acquired pursuant to the Concurrent Acquisitions, Petrowest will have approximately 325 full-time employees and 85 sub-contract personnel. None of these employees are unionized and most of these employees will be located in Alberta.

Real Estate

At Closing, Petrowest's head office will operate out of owned office space at Suite 204, 10605 Westside Drive, Grande Prairie, Alberta T8V 8E6. Petrowest will operate field offices and out of rented locations in Grande Prairie, Alberta, Fort McMurray, Alberta, and Fort St. John, British Columbia. Petrowest's corporate office will operate out of rented office space in Calgary, Alberta.

The Purchase and Sale Agreements provide that certain real property owned by the Acquired Companies and used in their businesses will be sold by the Acquired Companies to their existing shareholders or their affiliates prior to closing under the Purchase and Sale Agreements and leased back to Petrowest on terms acceptable to Petrowest.

Safety Program

Each of the Acquired Companies has obtained a Certificate of Recognition ("COR") in Alberta. The COR program recognizes that these companies have a basic safety program in place that meets minimum provincial standards. An increasing number of oil and gas companies are requiring that companies that perform energy service work for them have a COR. Alberta Human Resources and Employment and the Petroleum Industry Training Service (the certifying partner for the petroleum industry) issue a COR to companies for achieving the provincial minimum standards for a health and safety program. Companies registered in the Alberta Workers' Compensation Board ("WCB") financial incentive program, Partners in Injury Reduction ("PIR"), are eligible to receive up to a 20% reduction in their WCB premiums for implementing successful health, safety and disability programs and for obtaining a COR. The COR program is part of an industry-wide effort to reduce the number of injuries and incidents. Programs such as the COR program have proved to be effective in reducing the number and severity of injury-related WCB claims. WCB statistics show for 2003, employers participating in the PIR had fewer lost time claims and lower claims costs than those that did not participate.

Petrowest will establish a safety program that will meet or exceed all legislated requirements.

ACQUISITION OF THE ACQUIRED COMPANIES

Purchase and Sale Agreements

Acquisitionco has entered into the Purchase and Sale Agreements providing for the purchase by Acquisitionco of the Acquired Companies for an aggregate base purchase price of $230,934,992, subject to post-closing adjustments. This represents a value of approximately five times the sum of aggregate EBITDA plus management bonuses and non-recurring items for the twelve months ended December 31, 2005 of the Acquired Companies, plus an estimate of adjustments for working capital ($15.7 million), plus amounts paid for equipment after December 31, 2005 ($6.7 million), less an estimate of long-term debt ($23.5 million). Management's estimate of the sum of EBITDA plus management bonuses and non-recurring items of the Acquired Companies was based on financial statements reviewed by the Acquired Companies' independent accountants for the twelve month period ended December 31, 2005 (with the exception of Neuwest which used the twelve month period ended January 31, 2006). In respect of Neuwest, the adjustments for non-recurring items included adjustments that were considered reasonable by management to reflect that relative to the other Acquired Companies Neuwest had a shorter operating history and that its future financial performance would substantially improve. The shareholders of Neuwest are Mr. Kenneth N. Drysdale and Mr. Gary Sweetman, the Chief Executive Officer and Chief Operating Officer of the General Partner, respectively. See "Heavy Equipment Rentals Division – Neuwest Equipment". The aggregate base purchase price will be paid by $103,284,052 in cash and the issuance by the Trust of an aggregate of 12,765,094 Trust Units. The shareholders of the Acquired Companies will enter into an escrow agreement pursuant to which the Units issued to such shareholders will be placed in escrow. See "Escrowed and Subordinated Securities".

Post-closing, an audit of the working capital, shareholder loans and long term debt of each of the Acquired Companies as at the closing date of the acquisition of the Acquired Companies will be performed. Subject to certain conditions the results of this audit will be used to determine whether a positive or negative cash adjustment will be made to the aggregate base purchase price for the Acquired Companies. The aggregate base purchase price and its allocation among cash and Units in respect of each of the Acquired Companies is set forth below.

Base Purchase Price

Acquired Company	Cash	Units	Aggregate[1]
Road and Lease Construction Services Division			
Gordon Bros. Construction	$ 5,922,429	888,363	$14,806,059
Roy Larson Construction	$11,909,810	1,190,981	$23,819,620
Wales Contractors	$13,918,380	1,391,838	$27,836,760
Subtotal	$31,750,619	3,471,182	$66,462,439
Transportation and Hauling Division			
D & D Well Services	$28,721,958	2,872,194	$57,443,898
Murtron Hauling	$ 6,105,680	915,851	$15,264,190
Subtotal	$34,827,638	3,788,045	$72,708,088
Civil Services Division			
R Bee Crushing	$19,572,540	2,935,881	$48,931,350
S.O.S. Oilfield Safety	$ 3,480,855	522,128	$ 8,702,135
Subtotal	$23,053,395	3,458,009	$ 57,633,485
Heavy Equipment Rentals Division			
Neuwest Equipment	$ 4,153,405	623,010	$10,383,505
Northern Tractor	$ 9,498,995	1,424,848	$23,747,475
Subtotal	$13,652,400	2,047,858	$34,130,980
Total	$103,284,052	12,765,094	$230,934,992

Notes:

(1) For the purposes of calculation of the Aggregate, the Trust Units are attributed a value of $10.00 each.

Each of the Purchase and Sale Agreements contains representations and warranties in favour of Acquisitionco and each of the Acquired Companies customary for transactions of this nature including representations and warranties respecting the Acquired Companies corporate status, financial status, employees, assets, real property and the absence of environmental claims. Subject to the Acquisition Condition, each of the Concurrent Acquisitions is expected to close concurrently. Closing of the Concurrent Acquisitions is subject to customary mutual conditions and customary conditions for the benefit of Acquisitionco and for the benefit of the shareholders of the Acquired Companies. Certain specific mutual conditions include (or will include at the closing of the Concurrent Acquisitions upon the execution of certain expected amendments):

(a) the Trust Units shall have been approved for listing upon the TSX subject only to conditions which may reasonably be expected to be satisfied within the 10 business days following the closing date;

(b) the distribution of not less than 8.5 million Trust Units and not more than 16 million Trust Units at a price not less than $10.00 for aggregate gross proceeds of not less than $85 million and not more than $160 million shall have closed or be closing at the closing time;

(c) such of the Concurrent Acquisitions as have an aggregate base purchase price not less than $100 million shall have closed or be closing at the closing time; and

(d) certain officers and key personnel of the Acquired Companies shall have executed and delivered management agreements.

Subject to certain limited exceptions, all representations, warranties and covenants contained in the Purchase and Sale Agreements on the part of each of the parties survive the closing of the acquisition of the Acquired Companies, the execution and delivery under the Purchase and Sale Agreements of any share or security transfer instruments or other documents of title to any of the shares and the payment of the consideration for the shares.

Subject to certain limited exceptions, each of the vendors of the shares of the Acquired Companies have agreed, in their respective Purchase and Sale Agreement, to indemnify and save harmless each of Acquisitionco and the Trust and their affiliates from and against all losses, costs and damages and liabilities and obligations which they suffer, sustain, pay or incur, directly or indirectly as a consequence of or in connection with a breach of a representation or warranty made by any of the vendors or Acquired Companies in their respective Purchase and Sale Agreements or a breach by any such vendor or Acquired Company of any of the covenants made by any thereof in the Purchase and Sale Agreements; or as a consequence of or in connection with any environmental matter relating to the applicable Acquired Company or its assets prior to the closing time except any such losses, costs and damages as have been caused by or result from the negligence or wilful misconduct of any such indemnified person.

Purchasers of Trust Units pursuant to this offering may not have a direct statutory right of action against each vendor of the shares of the Acquired Companies for a misrepresentation in this prospectus in respect of the Acquired Companies. Purchasers are advised to review the terms of the Purchase and Sale Agreements for a complete description of the representations, warranties and indemnities and related liabilities of the vendors of the shares of the Acquired Companies. Copies of the Purchase and Sale Agreements may be inspected at Petrowest's head office during normal business hours during the period of distribution of the Trust Units.

Management Contracts

Thirteen principals of the Acquired Companies have agreed to enter into management employment agreements with the General Partner for terms ranging from two to five years. However, such agreements may be terminated by the employee on giving one month's notice. Each of these management employment agreements contains non-competition, confidentiality and indemnity provisions. The non-competition provisions continue until the later of the expiry of the term of the contract or two years from the date the employee ceases to be an employee of Petrowest.

Operating Histories

The following table sets forth the year each of the Acquired Companies or their predecessors, as applicable, was established and the years of operation for each of the Acquired Companies.

Acquired Company	Year Established	Years of Operation
Road and Lease Construction Services Division		
Gordon Bros. Construction	1974	32
Roy Larson Construction	1986	20
Wales Contractors	1984	22
Average		**25**
Transportation and Hauling Division		
D & D Well Services	1987	19
Murtron Hauling	1984	23
Average		**21**
Civil Services Division		
F. Bee Crushing	1986	20
S.O.S. Oilfield Safety	1997	9
Average		**15**
Heavy Equipment Rentals Division		
Neuwest Equipment	2001	5
Northern Tractor	1999	7
Average		6
Combined Acquired Company Average		17

Each of the Acquired Companies has an established operating history of at least five years with a group average of 17 years. Management believes that the businesses of the Acquired Companies will provide Petrowest with a strong presence in its chosen target markets.

Petrowest believes that each of the Acquired Companies have solid relationships with their customers and suppliers and represent businesses that can be expanded both internally as well as vertically.

DIVISIONAL STRUCTURE

The following is a breakdown of the relative revenue and EBITDA contributions of the Acquired Companies based on historical financial information of the Acquired Companies for the twelve months ended October 31, November 30 or December 31, 2005.



Unaudited 12-Month Revenue Contribution
Wales 15%
Northern Tractor 6%
Neuwest 2%
D&D 23%
R Bee 17%
Gordon Bros. 7%
S.O.S. 4%
Murtron 10%
Roy Larson 16%



Unaudited 12-Month Adjusted EBITDA Contribution
Wales 14%
Northern Tractor 10%
Neuwest 2%
R Bee 18%
D&D 27%
Gordon Bros. 6%
S.O.S. 4%
Murtron 5%
Roy Larson 14%

Notes:

(1) The financial year-ends of the Acquired Companies are as follows: Wales Contractors – August 31, Roy Larson Construction – May 31, Gordon Bros. Construction – September 30, D&D Well Services – December 31, Murtron Hauling – October 31, R Bee Crushing – April 30, S.O.S. Oilfield Safety – August 31, Northern Tractor – September 30 and Neuwest Equipment Rentals – October 31. The information presented was derived from, in respect of D&D Well Services, Murtron Hauling and Neuwest Equipment Rentals, the audited combined income statements for the twelve-month periods ended December 31, 2005, October 31, 2005, October 31, 2005, respectively, and in respect of Wales Contractors, Roy Larson Construction, Gordon Bros. Construction, R Bee Crushing, S.O.S. Oilfield Safety and Northern Tractor, the unaudited income statements for the twelve-month periods ended November 30, 2005, November 30, 2005, December 31, 2005, October 31, 2005, November 30, 2005 and December 31, 2005, respectively, constructed for the purpose of preparing the unaudited pro forma consolidated statement of income of the Trust for the twelve-month period ended December 31, 2005. See "Selected Pro Forma Consolidated Financial Information".

(2) See Schedule "C" - "Reconciliation of Net Earnings to EBITDA and Adjusted EBITDA".

(3) See "Non-GAAP Measures".

Road and Lease Construction Division

The Road and Lease Construction Division of Petrowest will operate through the Construction Partnership and will consist of the businesses historically operated by Gordon Bros. Construction, Roy Larson Construction and Wales Contractors.

Gordon Bros. Construction

On May 23, 2006, Acquisitionco entered into an agreement with Gordon Bros. Construction and its shareholders to acquire all of the issued and outstanding shares of Gordon Bros. Construction for a base purchase price of $14,806,059, subject to post closing adjustments, to be paid by $5,922,429 in cash and by the issuance of an aggregate of 888,363 Trust Units.

Gordon Bros. Construction is based in Valleyview, Alberta and specializes in the construction of well site leases, road building and well site reclamation. In 2005, Gordon Bros. Construction built approximately 60 to 70 well site leases, constructed 15 kilometres of roads and performed 15 well site reclamations.

Gordon Bros. Construction was co-founded by Mr. Robert Gordon who has 40 years of experience in the energy services business and is managed by Mr. Troy Gordon who has 10 years of experience in the oilfield services

business. It is a condition of the Purchase and Sale Agreement regarding Gordon Bros. Construction that Troy Gordon enter into a management agreement with Petrowest as a General Manager for a term of five years.

Gordon Bros. Construction has a current workforce of approximately 30 permanent and five contract employees who range from superintendents, truckers, equipment operators to labourers and have a collective average of ten years of industry experience.

Gordon Bros. Construction's clients include major oil and gas companies and oil and drilling rig companies.

Gordon Bros. Construction's major equipment has an average age of five years and can be configured to complete various types of work including major dirt moving, major restorations and high volume projects due to industry seasonality. Gordon Bros. Construction owns approximately 25 pieces of rolling stock and two camps to support well site lease building, road construction and well site reclamation activities, including amphibious track machines for access to muskeg and semi-frozen terrain and snow making equipment for constructing winter roads and crossing waterways.

The following table presents a summary of historical financial data for Gordon Bros. Construction for each of its three fiscal years ended September 30, 2005, 2004 and 2003 and for the six month periods ended March 31, 2006 and 2005 derived from the financial statements of Gordon Bros. Construction at each of these dates and for the periods then ended. The following data should be read along with "Management's Discussion and Analysis of Gordon Bros. Construction" and the financial statements and related notes of Gordon Bros. Construction included in this prospectus.

	Six Months Ended March 31		Years ended September 30		
	2006	2005	2005	2004	2003
Income Statement Data					
Revenues	$ 6,607,050	$ 5,390,779	$ 8,604,638	$ 7,779,706	$ 6,631,681
Operating and Administrative Expenses	$ 4,367,561	$ 3,630,051	$ 6,355,041	$ 6,020,817	$ 4,781,686
Gain (loss) on sales of property and equipment and investments	$ 86,185	$ 85,201	$ 261,204	$ 55,382	$ (7,941)
Adjusted EBITDA	$ 2,325,674	$ 1,845,929	$ 2,510,801	$ 1,814,271	$ 1,842,054
Management Bonus	$ 1,611,065	$ 1,110,280	$ 612,000	$ 272,500	$ 976,000
EBITDA	$ 714,609	$ 735,649	$ 1,898,801	$ 1,541,771	$ 866,054
Amortization and interest	$ 603,894	$ 590,299	$ 1,320,469	$ 1,133,257	$ 799,170
Income before taxes	$ 110,715	$ 145,350	$ 578,332	$ 408,514	$ 66,884
Income taxes	$ 17,847	$ 23,430	$ 93,202	$ 69,730	$ 13,925
Net Income	$ 92,868	$ 121,920	$ 485,130	$ 338,784	$ 52,959
Balance Sheet Data					
Current assets	$ 2,730,139		$ 2,200,156	$ 1,072,593	
Capital assets	$ 3,719,849		$ 4,057,166	$ 3,805,278	
Other assets	$ 86,537		$ 70,946	$ 2,998	
Total assets	$ 6,536,525		$ 6,328,268	$ 4,880,869	
Current liabilities	$ 3,874,821		$ 3,291,446	$ 2,473,243	
Long term debt	$ 1,044,692		$ 1,512,678	$ 1,413,458	
Future income taxes	$ 67,514		$ 67,514	$ 22,668	
Total liabilities	$ 4,987,027		$ 4,871,638	$ 3,909,369	
Share capital	$ 44		$ 44	$ 44	
Retained earnings	$ 1,549,454		$ 1,456,586	$ 971,456	
Total shareholders' equity	$ 1,549,498		$ 1,456,630	$ 971,500	
Total liabilities and shareholders' equity	$ 6,536,525		$ 6,328,268	$ 4,880,869	

Roy Larson Construction

On May 23, 2006, Acquisitionco entered into an agreement with Roy Larson Construction and its shareholders to acquire all of the issued and outstanding shares of Roy Larson Construction for a base purchase

price of $23,819,620, subject to post closing adjustments, to be paid by $11,909,810 in cash and by the issuance of an aggregate of 1,190,981 Trust Units.

Roy Larson Construction is based in Rycroft, Alberta and specializes in well site construction, road building and well site clean-up and restoration. Roy Larson Construction also provides private commercial subdivision construction services. In 2005, Roy Larson Construction built approximately 175 to 200 well site leases, constructed 35 kilometres of roads and provided services for two subdivisions in and around Grande Prairie, Alberta.

Roy Larson Construction is managed by Mr. Roy Larson who has 22 years experience in the energy services sector. It is a condition of the Purchase and Sale Agreement regarding Roy Larson Construction that Roy Larson and Georgie Larson enter into management agreements with Petrowest as General Manager and Operations Manager, respectively, with terms of five and two years, respectively.

Roy Larson Construction has a current workforce of approximately 60 permanent employees with average industry experience of eight years and 15 contract employees who include superintendents, truckers, equipment operators and labourers.

Roy Larson Construction's clients consist primarily of major oil and gas companies.

Roy Larson Construction's major equipment has an average age of three years and can be configured to complete various types of work that includes major dirt moving, major restorations and high volume projects required by the changing seasons. Roy Larson Construction owns approximately 40 pieces of rolling stock to support the lease building and road construction activities.

The following table presents a summary of historical financial data for Roy Larson Construction for each of its three fiscal years ended May 31, 2005, 2004 and 2003 and for the nine month periods ended February 28, 2006 and 2005 derived from the financial statements of Roy Larson Construction at each of these dates and for the periods then ended. The following data should be read along with "Management's Discussion and Analysis of Roy Larson Construction" and the financial statements and related notes of Roy Larson Construction included in this prospectus.

	Nine Months Ended February 28		Years ended May 31		
	2006	2005	2005	2004	2003
Income Statement Data					
Revenues	$17,011,548	$14,766,618	$18,442,453	$13,280,703	$12,268,062
Operating and Administrative Expenses	$11,403,051	$ 9,301,983	$12,758,236	$ 9,700,797	$ 9,900,758
Gain (loss) on sales of property and equipment	$ 481,498	$ (25,853)	$ 82,986	$ 281,744	$ -
Adjusted EBITDA	$ 6,089,995	$ 5,438,782	$ 5,767,113	$ 3,861,650	$ 2,367,304
Management Bonus	$ 2,523,098	$ 3,200,963	$ 2,972,000	$ 1,539,500	$ 1,019,400
EBITDA	$ 3,566,897	$ 2,237,819	$ 2,795,113	$ 2,322,150	$ 1,347,904
Amortization and interest	$ 2,274,268	$ 1,704,262	$ 2,431,696	$ 1,804,000	$ 1,323,645
Income before taxes	$ 1,292,629	$ 533,557	$ 363,417	$ 518,150	$ 24,259
Income taxes	$ 208,855	$ 86,922	$ 49,356	$ 93,360	$ 6,835
Net Income	$ 1,083,774	$ 446,635	$ 314,061	$ 424,790	$ 17,424
Balance Sheet Data					
Current assets	$ 5,264,539		$ 3,767,721	$ 1,836,573	
Capital assets	$10,507,490		$ 8,244,270	$ 6,337,672	
Other assets	$ 25,873		$ 25,873	$ 25,808	
Total assets	$15,797,902		$12,037,864	$ 8,200,053	
Current liabilities	$ 7,497,409		$ 7,161,511	$ 4,712,424	
Long term debt	$ 5,428,630		$ 3,161,693	$ 2,105,888	
Future income taxes	$ 166,862		$ 93,433	$ 74,575	
Total liabilities	$13,092,901		$10,416,637	$ 6,892,887	
Share capital	$ 150		$ 150	$ 150	
Retained earnings	$ 2,704,851		$ 1,621,077	$ 1,307,016	

	Nine Months Ended February 28		Years ended May 31		
	2006	2005	2005	2004	2003
Total shareholders' equity	$ 2,705,001		$ 1,621,227	$ 1,307,166	
Total liabilities and shareholders' equity	$15,797,902		$12,037,864	$ 8,200,053	

Wales Contractors

On May 23, 2006, Acquisitionco entered into an agreement with Wales Contractors and its shareholders to acquire all of the issued and outstanding shares of Wales Contractors for a base purchase price of $27,836,760 subject to post closing adjustments, to be paid by $13,918,380 in cash and by the issuance of an aggregate of 1,391,833 Trust Units.

Wales Contractors is based in Grande Prairie, Alberta and specializes in well site construction and road building. In 2005, Wales Contractors built approximately 175 to 200 well site leases and constructed 35 to 40 kilometers of roads.

Wales Contractors is managed by Mr. Gerry Wales who has 36 years experience in the energy services sector. It is a condition of the Purchase and Sale Agreement regarding Wales Contractors that Gerry Wales and Laurie Wales each enter into a management agreement with Petrowest as General Manager and Administrative Manager for two year terms, respectively.

Wales Contractors has a current workforce of approximately 45 permanent employees with an average industry experience of ten years and 15 contract employees who include superintendents, equipment operators and labourers. Many of Wales Contractors' employees have been with the company since it was founded in 1984.

Wales Contractors' clients include major Alberta based oil and gas companies and oil and gas drilling rig companies.

Wales Contractors' major equipment has an average age of five years and can be configured to complete various types of work major dirt moving, lease construction, major restorations and high volume projects due to the changing seasons. Wales Contractors owns approximately 30 pieces of rolling stock to support their lease building and road construction activities, including twin engine scrapers, dozers, excavators and compactors. There are preferred contracts and agreements in place with key customers including repeat customers.

The following table presents a summary of historical financial data for Wales Contractors for each of its three fiscal years ended August 31, 2005, 2004 and 2003 and for the nine month periods ended May 31, 2006 and 2005 derived from the financial statements of Wales Contractors at each of these dates and for the periods then ended. The following data should be read along with "Management's Discussion and Analysis of Wales Contractors" and the financial statements and related notes of Wales Contractors included in this prospectus.

	Nine Months Ended May 31,		Years ended August 31		
	2006	2005	2005	2004	2003
Income Statement Data					
Revenues	$14,273,861	$13,828,755	$19,088,080	$11,021,096	$ 8,718,423
Operating and administrative expenses	$10,146,081	$ 9,360,939	$13,078,811	$ 7,239,206	$ 5,786,626
Gain on sales of property and equipment	$ 335,801	$ 475,843	$ 445,945	$ 153,522	$ 60,986
Adjusted EBITDA	$ 4,463,581	$ 4,943,659	$ 6,455,214	$ 3,935,412	$ 2,992,783
Management Bonus	$ 2,550,000	$ 2,303,084	$ 3,900,000	$ 1,720,000	$ 1,160,000
EBITDA	$ 1,913,581	$ 2,640,575	$ 2,555,214	$ 2,215,412	$ 1,832,783
Amortization and interest	$ 1,476,606	$ 1,401,730	$ 2,251,418	$ 1,822,230	$ 1,563,786
Income before taxes	$ 436,975	$ 1,238,845	$ 303,796	$ 393,182	$ 268,997
Income taxes	$ 71,891	$ 202,151	$ 24,403	$ 45,400	$ 49,206
Net Income	$ 365,084	$ 1,036,694	$ 279,393	$ 347,782	$ 219,791

Balance Sheet Data	Nine Months Ended May 31, 2006	Years ended August 31 2005	2004
Current assets	$ 4,451,604	$ 4,805,363	$ 3,492,909
Capital assets	$ 8,300,273	$ 8,617,807	$ 7,929,274
Other assets	$ 1,093,920	$ 1,097,677	$ 921,135
Total assets	$13,845,797	$14,520,847	$12,343,318
Current liabilities	$ 5,753,199	$ 6,051,028	$ 4,234,250
Long term debt	$ 1,324,015	$ 2,095,790	$ 2,025,940
Future income taxes	$ 572,786	$ 498,724	$ 487,216
Total liabilities	$ 7,650,000	$ 8,645,542	$ 6,747,406
Share capital	$ 338	$ 338	$ 338
Retained earnings	$ 6,195,459	$ 5,874,967	$ 5,595,574
Total shareholders' equity	$ 6,195,797	$ 5,875,305	$ 5,595,912
Total liabilities and shareholders' equity	$13,845,797	$14,520,847	$12,343,318

Transportation and Hauling Division

The Transportation and Hauling Division of Petrowest will operate through the Transportation Partnership and will consist of the businesses historically operated by D&D Well Services and Murtron Hauling.

D&D Well Services

On May 23, 2006, Acquisitionco entered into an agreement with D&D Well Services and its shareholders to acquire all of the issued and outstanding shares of D&D Well Services for a base purchase price of $57,443,898, subject to post closing adjustments, to be paid by $28,721,958 in cash and by the issuance of 2,872,194 Trust Units.

D&D Well Services is based in Grande Prairie, Alberta and specializes in the transportation, (mobilization and demobilization) of drilling rigs, service rigs and heavy equipment to well sites.

D&D Well Services is managed by Mr. Dennis Geherman who is assisted by Mr. Darcy Geherman and Mr. Rudy Geherman who have 31, 14 and 12 years of experience in the energy services sector, respectively. It is a condition of the Purchase and Sale Agreement regarding D&D Well Services that Dennis Geherman, Rudy Geherman, Darcy Geherman and Donna Geherman enter into management agreements with Petrowest as General Managers with terms of three, five, five, and three years, respectively.

D&D Well Services has a current workforce of approximately 75 employees with average industry experience of ten years who range from truckers, equipment operators, mechanics to labourers.

D&D Well Services has approximately 60 pieces of heavy equipment (mobile units), with an average age of five years.

D&D Well Services' clients include major Alberta-based oil and gas companies and oil and gas drilling rig companies.

The following table presents a summary of historical financial data for D&D Well Services for each of its three fiscal years ended December 31, 2005, 2004 and 2003 and for the three month periods ended March 31, 2006 and 2005 derived from the financial statements of D&D Well Services at each of these dates and for the periods then ended. The following data should be read along with "Management's Discussion and Analysis of D&D Well Services" and the financial statements and related notes of D&D Well Services included in this prospectus.

	Three Months Ended March 31		Years ended December 31		
	2006	2005	2005	2004	2003
Income Statement Data					
Revenues	$16,258,758	$ 9,809,891	$30,601,395	$20,913,219	$14,561,891
Operating and administrative expenses	$11,117,464	$ 6,274,277	$19,582,428	$15,175,087	$11,066,657
Gain (loss) on sales of property and equipment	$ 472	$ -	$ 109,689	$ 249,344	$ (558)
Adjusted EBITDA	$ 5,141,766	$ 3,535,614	$11,128,656	$ 5,987,476	$ 3,494,676
Management Bonus	$ 3,730,990	$ 2,117,080	$ 7,425,000	$ 3,789,000	$ 2,235,000
EBITDA	$ 1,410,776	$ 1,418,534	$ 3,703,656	$ 2,198,476	$ 1,259,676
Amortization and interest	$ 512,639	$ 492,581	$ 2,169,370	$ 1,468,753	$ 916,003
Income before taxes	$ 898,137	$ 925,953	$ 1,534,286	$ 729,723	$ 343,673
Income taxes	$ 146,591	$ 153,704	$ 325,453	$ 109,325	$ 59,663
Net Income	$ 751,546	$ 772,249	$ 1,208,833	$ 620,398	$ 284,010
Balance Sheet Data					
Current assets	$18,045,661		$10,401,154	$ 5,658,085	
Capital assets	$ 6,007,556		$ 6,465,423	$ 5,116,936	
Total assets	$24,053,217		$16,866,577	$10,775,021	
Current liabilities	$19,828,900		$13,299,286	$ 9,124,138	
Long term debt	$ 556,364		$ 651,053	$ 13,365	
Future income taxes	$ 173,445		$ 173,276	$ 103,789	
Total liabilities	$20,558,709		$14,123,615	$ 9,241,292	
Share capital	$ 500		$ 500	$ 100	
Retained earnings	$ 3,494,008		$ 2,742,462	$ 1,533,629	
Total shareholders' equity	$ 3,494,508		$ 2,742,962	$ 1,533,729	
Total liabilities and shareholders' equity	$24,053,217		$16,866,577	$10,775,021	

Murtron Hauling

On May 23, 2006, Acquisitionco entered into an agreement with Murtron Hauling and its shareholders to acquire all of the issued and outstanding shares of Murtron Hauling for a base purchase price of $15,264,190, subject to post closing adjustments, to be paid by $6,105,680 in cash and by the issuance of an aggregate of 915,851 Trust Units.

Murtron Hauling is based in Grande Prairie, Alberta and specializes in the transportation of gravel, heavy equipment and logs for the civil construction, energy services and forestry industries.

Murtron Hauling is managed by Mr. Murray Head who is assisted by Mr. Ron Head who have 22 and 27 years of experience in the transportation sector, respectively. It is a condition of the Purchase and Sale Agreement regarding Murtron Hauling that Murray Head and Ron Head enter into management agreements with Petrowest as General Manager and Operations Manager, respectively, for terms of five years.

Murtron Hauling has a current workforce of approximately 30 permanent employees, with an average industry experience of ten years, and 25 contract employees ranging from truckers, equipment operators and labourers.

Murtron Hauling's clients include Alberta based all-wood processing mills, various counties and private corporations. Typical logging contract jobs undertaken have been between 300,000 to 400,000 cubic meters of timber loaded and hauled. In 2005, Murtron Hauling loaded and hauled approximately 500,000 cubic meters of logs, and transported 400,000 tonnes of gravel-based products and approximately 700 pieces of heavy equipment.

Murtron Hauling's major equipment can be configured to complete various types of work due to seasonality. There are approximately 20 pieces of heavy equipment to support the log loading and hauling, gravel moving and heavy equipment moving functions with an average age of five years. Murtron Hauling enjoys several preferred supplier agreements.

The following table presents a summary of historical financial data for Murtron Hauling for each of its three fiscal years ended October 31, 2005, 2004 and 2003 and for the six month periods ended April 30, 2006 and 2005 derived from the financial statements of Murtron Hauling at each of these dates and for the periods then ended. The following data should be read along with "Management's Discussion and Analysis of Murtron Hauling" and the financial statements and related notes of Murtron Hauling included in this prospectus.

	Six Months Ended April 30		Years ended October 31		
	2006	2005	2005	2004	2003
Income Statement Data					
Revenues	$ 8,366,646	$ 5,142,120	$12,278,395	$10,664,509	$ 7,558,729
Operating and administrative expenses	$ 6,506,469	$ 4,360,988	$10,010,786	$ 8,307,609	$ 6,029,268
Gain on sale of equipment	$ 65,976	$ 3,482	$ 21,003	$ 105,168	$ 69,138
Adjusted EBITDA	$ 1,926,153	$ 784,614	$ 2,288,612	$ 2,462,068	$ 1,598,599
Management Bonus	$ 1,412,178	$ -	$ 910,000	$ 827,000	$ 211,000
EBITDA	$ 513,975	$ 784,614	$ 1,378,612	$ 1,635,068	$ 1,387,599
Amortization and interest	$ 387,259	$ 421,664	$ 923,730	$ 867,139	$ 758,235
Income before taxes	$ 126,716	$ 362,950	$ 454,882	$ 767,929	$ 629,364
Income taxes	$ 21,326	$ 60,207	$ 69,953	$ 149,892	$ 132,974
Net Income	$ 105,390	$ 302,743	$ 384,929	$ 618,037	$ 496,390
Balance Sheet Data					
Current assets	$ 2,082,698		$ 2,894,058	$ 3,072,719	
Capital assets	$ 2,260,176		$ 2,609,840	$ 2,557,222	
Other assets	$ -		$ -	$ -	
Total assets	$ 4,342,874		$ 5,503,898	$ 5,629,941	
Current liabilities	$ 2,300,437		$ 2,723,149	$ 3,261,256	
Long term debt	$ 200,273		$ 331,715	$ 291,076	
Future income taxes	$ 66,804		$ 59,064	$ 68,568	
Total liabilities	$ 2,567,514		$ 3,113,928	$ 3,620,900	
Share capital	$ 200		$ 200	$ 200	
Retained earnings	$ 1,775,160		$ 2,389,770	$ 2,008,841	
Total shareholders' equity	$ 1,775,360		$ 2,389,970	$ 2,009,041	
Total liabilities and shareholders' equity	$ 4,342,874		$ 5,503,898	$ 5,629,941	

Civil Services Division

The Civil Services Division of Petrowest will operate through the Civil Partnership and will consist of the businesses historically operated by R Bee Crushing and S.O.S. Oilfield Safety.

R Bee Crushing

On May 23, 2006, Acquisitionco entered into an agreement with R Bee Crushing and its shareholders to acquire all of the issued and outstanding shares of R Bee Crushing for a base purchase price of $48,931,350, subject to post closing adjustments, to be paid by $19,572,540 in cash and by the issuance of an aggregate of 2,935,881 Trust Units.

R Bee Crushing is based in Grande Prairie, Alberta and specializes in full-range rock crushing including pit run crushing and quarry crushing. To a lesser extent, R Bee Crushing engages in the stripping and cleaning of quarry pits.

R Bee Crushing is managed by Mr. Bernie Reed who has 23 years of experience in the industry. It is a condition of the Purchase and Sale Agreement regarding R Bee Crushing that Bernie Reed enter into a management agreement with Petrowest as General Manager for a term of five years.

R Bee Crushing has a current workforce of approximately 60 permanent employees ranging from superintendents, equipment operators to labourers. The employees have an average of approximately eight years of industry experience.

R Bee Crushing's customers consist of major private, highway construction companies and government bodies.

Typical contract jobs that are undertaken have been between 100,000 to 500,000 tonnes. The largest single project completed to date was 1,100,000 tonnes. In 2005, R Bee Crushing produced approximately 5,500,000 tonnes of crushed rock. The types of products manufactured by R Bee Crushing are highway base aggregates, asphalt aggregates, concrete aggregates and general crushed products.

R Bee Crushing has approximately 90 pieces of large capacity heavy equipment with an average age of six years and that are capable of several types of commercial configurations. R Bee Crushing's equipment includes four twin spreads for higher volume pits and larger contracts each consisting of two cone crushers, two jaw crushers, four screen decks and two power plants. The spreads are self-contained and are mobile. Altogether, R Bee Crushing has approximately 200 pieces of rolling stock to support its crushing operation.

The following table presents a summary of historical financial data for R Bee Crushing for each of its three fiscal years ended April 30, 2006, 2005 and 2004 derived from the financial statements of R Bee Crushing at each of these dates and for the periods then ended. The following data should be read along with "Management's Discussion and Analysis of R Bee Crushing" and the financial statements and related notes of R Bee Crushing included in this prospectus.

	Years ended April 30		
	2006	2005	2004
Income Statement Data			
Revenues	$26,166,042	$22,836,900	$14,829,085
Operating and administrative expenses	$18,298,725	$15,920,599	$11,015,659
Gain (loss) on sales of property and equipment	$ 230,221	$ 612,630	$ 271,997
Adjusted EBITDA	$ 8,097,538	$ 7,528,931	$ 4,085,423
Management bonus	$ 233,911	$ 1,898,243	$ 157,832
EBITDA	$ 7,863,627	$ 5,630,688	$ 3,927,591
Amortization and interest	$ 4,877,701	$ 3,248,684	$ 2,625,675
Income (loss) before taxes	$ 2,985,926	$ 2,382,004	$ 1,301,916
Income taxes	$ 540,578	$ 433,002	$ 135,595
Net Income (loss)	$ 2,445,348	$ 1,939,002	$ 1,166,321
Balance Sheet Data			
Current assets	$12,388,683	$ 8,662,278	
Capital assets	$14,985,162	$10,526,218	
Other assets	$ 492,085	$ 411,022	
Future taxes	$ 16,633	$ -	
Total assets	$27,882,563	$19,599,518	
Current liabilities	$12,325,795	$10,014,308	
Long term debt	$ 7,963,523	$ 4,301,671	
Future income taxes	$ -	$ 135,642	
Total liabilities	$20,289,318	$14,451,621	
Share capital	$ 400	$ 400	
Retained earnings	$ 7,592,845	$ 5,147,497	
Total shareholders' equity	$ 7,593,245	$ 5,147,897	
Total liabilities and shareholders' equity	$27,882,563	$19,599,518	

S.O.S. Oilfield Safety

On May 23, 2006, Acquisitionco entered into an agreement with S.O.S. Oilfield Safety and its shareholders to acquire all of the issued and outstanding shares of S.O.S. Oilfield Safety for a base purchase price of $8,702,135, subject to post closing adjustments, to be paid by $3,480,855 in cash and by the issuance of an aggregate of 522,128 Trust Units.

S.O.S. Oilfield Safety is based in Grande Prairie, Alberta and specializes in the provision of oilfield safety supervision and safety rental equipment for sour gas wells. S.O.S. Oilfield Safety also operates in Fort St. John, British Columbia.

Mr. Ted Moug, who has 26 years of industry experience, manages S.O.S. Oilfield Safety. S.O.S. Oilfield Safety has 20 permanent employees with average industry experience of seven years. S.O.S. Oilfield Safety has approximately 25 pieces of major equipment with an average age of three years. It is a condition of the Purchase and Sale Agreement regarding S.O.S. Oilfield Safety that Ted Moug enter into a management agreement with Petrowest as General Manager for a term of five years.

The following table presents a summary of historical financial data for S.O.S. Oilfield Safety for each of its three fiscal years ended August 31, 2005, 2004 and 2003 and for the nine month periods ended May 31, 2006 and 2005 derived from the financial statements of S.O.S. Oilfield Safety at each of these dates and for the periods then ended. The following data should be read along with "Management's Discussion and Analysis of S.O.S. Oilfield Safety" and the financial statements and related notes of S.O.S. Oilfield Safety included in this prospectus.

	Nine Months Ended May 31		Years ended August 31		
	2006	2005	2005	2004	2003
Income Statement Data					
Revenues	$ 5,262,734	$ 3,548,956	$ 4,612,493	$ 3,274,653	$ 2,257,456
Operating and administrative expenses	$ 3,530,027	$ 2,344,445	$ 3,139,234	$ 2,325,288	$ 1,911,722
Gain (loss) on sales of property and equipment	$ 17,992	$ (24,818)	$ (8,895)	$ 25,817	$ 61,508
Adjusted EBITDA	$ 1,750,699	$ 1,179,693	$ 1,464,364	$ 975,182	$ 407,242
Management Bonus	$ 1,297,000	$ 772,000	$ 880,500	$ 478,000	$ 18,000
EBITDA	$ 453,699	$ 407,693	$ 583,864	$ 497,182	$ 389,242
Amortization and interest	$ 198,998	$ 137,812	$ 187,344	$ 296,853	$ 192,726
Income before taxes	$ 254,701	$ 269,881	$ 396,520	$ 200,329	$ 196,516
Income taxes	$ 36,953	$ 54,404	$ 77,438	$ 35,698	$ 45,136
Net Income	$ 217,748	$ 215,477	$ 319,082	$ 164,631	$ 151,380
Balance Sheet Data					
Current assets	$ 1,306,664		$ 1,239,315	$ 838,846	
Capital assets	$ 1,476,675		$ 979,192	$ 1,128,533	
Other assets	$ 525,669		$ 164,836	$ 205,182	
Total assets	$ 3,309,008		$ 2,383,343	$ 2,172,561	
Current liabilities	$ 1,798,471		$ 1,202,495	$ 1,286,744	
Long term debt	$ 128,895		$ -	$ 35,301	
Future income taxes	$ 18,954		$ 35,908	$ 24,658	
Total liabilities	$ 1,946,320		$ 1,238,403	$ 1,346,703	
Share capital	$ 100		$ 100	$ 100	
Retained earnings	$ 1,362,588		$ 1,144,840	$ 825,758	
Total shareholders' equity	$ 1,362,688		$ 1,144,940	$ 825,858	
Total liabilities and shareholders' equity	$ 3,309,008		$ 2,383,343	$ 2,172,561	

Heavy Equipment Rentals Division

The Heavy Equipment Rentals Division of Petrowest will operate through the Rentals Partnership and will consist of the businesses historically operated by Neuwest Equipment and Northern Tractor.

Neuwest Equipment

On May 23, 2006, Acquisitionco entered into an agreement with Neuwest Equipment and its shareholders to acquire all of the issued and outstanding shares of Neuwest Equipment for a base purchase price of $10,383,505, subject to post closing adjustments, to be paid by $4,153,405 in cash and by the issuance of 623,010 Trust Units.

Neuwest Equipment is based in Grande Prairie, Alberta and specializes in heavy equipment rentals to the Alberta natural gas and oil processing, pipeline and civil construction sectors.

Neuwest Equipment is owned and managed by Mr. Kenneth N. Drysdale and Mr. Gary Sweetman, the Chief Executive Officer and Chief Operating Officer of the General Partner, respectively. See "Directors and Executive Officers". Neuwest Equipment's experienced management team is able to determine client specific rental requirements and deliver cost effective project solutions throughout the project cycle. Together, Mr. Drysdale and Mr. Sweetman have 55 years of experience in the energy services business.

The equipment of Neuwest Equipment currently consists of 30 pieces of equipment with an average age of two years that includes nine 330LC excavators, eleven 270LC excavators, five sidebooms and six crawlers.

Neuwest Equipment's customers consist primarily of pipeline and construction companies.

The following table presents a summary of historical financial data for Neuwest Equipment for each of its three fiscal years ended October 31, 2005, 2004 and 2003 and for the six month periods ended April 30, 2006 and 2005 derived from the financial statements of Neuwest Equipment at each of these dates and for the periods then ended. The following data should be read along with "Management's Discussion and Analysis of Neuwest Equipment" and the financial statements and related notes of Neuwest Equipment included in this prospectus.

	Six Months Ended April 30		Years ended October 31		
	2006	2005	2005	2004	2003
Income Statement Data					
Revenues	$ 2,625,592	$ 797,933	$ 2,081,517	$ 1,376,210	$ 425,560
Operating and administrative expenses	$ 1,363,199	$ 489,534	$ 1,256,290	$ 1,203,283	$ 428,496
Adjusted EBITDA	$ 1,262,393	$ 308,399	$ 825,227	$ 172,927	$ (2,936)
Management Bonus	$ -	$ -	$ 375,000	$ -	$ -
EBITDA	$ 1,262,393	$ 308,399	$ 450,227	$ 172,927	$ (2,936)
Amortization and interest	$ 332,536	$ 1,364	$ 195,744	$ 7,206	$ 6,204
Income (loss) before taxes	$ 929,857	$ 307,035	$ 254,483	$ 165,721	$ (9,140)
Income taxes	$ 149,893	$ 49,985	$ 34,459	$ 22,635	$ -
Net Income (loss)	$ 779,964	$ 257,050	$ 220,024	$ 143,086	$ (9,140)
Balance Sheet Data					
Current assets	$ 1,832,591		$ 945,901	$ 156,379	
Capital assets	$ 2,444,996		$ 1,176,552	$ 37,500	
Other assets	$ 334,411		$ 287,581	$ -	
Total assets	$ 4,611,998		$ 2,410,034	$ 193,879	
Current liabilities	$ 1,574,989		$ 1,110,936	$ 62,697	
Long term debt	$ 1,905,839		$ 947,892	$ -	
Future income taxes	$ -		$ -	$ -	
Total liabilities	$ 3,480,828		$ 2,058,828	$ 62,697	
Share capital	$ 500		$ 500	$ 500	
Retained earnings	$ 1,130,670		$ 350,706	$ 130,682	
Total shareholders' equity	$ 1,131,170		$ 351,206	$ 131,182	
Total liabilities and shareholders' equity	$ 4,611,998		$ 2,410,034	$ 193,879	

Northern Tractor

On May 23, 2006, Acquisitionco entered into an agreement with Northern Tractor and its shareholders to acquire all of the issued and outstanding shares of Northern Tractor for a base purchase price of $23,747,475, subject to post closing adjustments, to be paid by $9,498,995 in cash and by the issuance of an aggregate of 1,424,848 Trust Units.

Northern Tractor is based in Grande Prairie, Alberta and specializes in heavy equipment sales and rentals to the northern Alberta, Fort McMurray and northeastern British Columbia oil and gas construction industries.

Northern Tractor is managed by Mr. Dan Fitzpatrick who has 30 years of industry experience.

Northern Tractor has a current workforce of approximately 10 permanent employees and one contract employee who have an average of 15 years of industry experience. Included in this group are supervisors, sales personnel and heavy equipment mechanics. Northern Tractor's clients include Alberta and British Columbia based major oil and gas companies, construction companies as well as private corporations.

Typical contract jobs undertaken by Northern Tractor involve single units to 15 pieces of heavy equipment per job site. In 2005, Northern Tractor supported 48 pieces of equipment for 10 months of the year.

Northern Tractor's equipment currently consists of approximately 30 pieces of heavy equipment with an approximate average age of three years, that can be configured to complete various types of work due to the changing seasons as well as specific job requirements. Northern Tractor equipment includes articulated haulers, earth compactors, crawler tractors and tracked excavators to support oil and gas construction jobs and construction company needs.

The following table presents a summary of historical financial data for Northern Tractor for each of its three fiscal years ended September 30, 2005, 2004 and 2003 and for the six month periods ended March 31, 2006 and 2005 derived from the financial statements of Northern Tractor at each of these dates and for the periods then ended. The following data should be read along with "Management's Discussion and Analysis of Northern Tractor Sales and Rentals" and the financial statements and related notes of Northern Tractor included in this prospectus.

	Six Months Ended March 31		**Years ended September 30**		
	2006	**2005**	**2005**	**2004**	**2003**
Income Statement Data					
Revenues	$ 5,102,565	$ 3,156,346	$ 6,432,768	$ 5,365,723	$ 5,208,878
Operating and administrative expenses	$ 1,288,423	$ 793,072	$ 2,470,359	$ 2,214,124	$ 2,103,708
Write down of investment	$ -	$ -	$ -	$ -	$ (100,206)
Adjusted EBITDA	$ 3,814,142	$ 2,363,274	$ 3,962,409	$ 3,151,599	$ 3,004,964
Management Bonus	$ 2,000,000	$ 331,869	$ 456,500	$ 217,000	$ 379,500
EBITDA	$ 1,814,142	$ 2,031,405	$ 3,505,909	$ 2,934,599	$ 2,625,464
Amortization and interest	$ 1,362,680	$ 952,784	$ 2,167,178	$ 1,982,679	$ 1,790,519
Income before taxes	$ 451,462	$ 1,078,621	$ 1,338,731	$ 951,920	$ 834,945
Income taxes	$ 72,776	$ 174,737	$ 220,190	$ 167,611	$ 146,583
Net Income	$ 378,686	$ 903,884	$ 1,118,541	$ 784,309	$ 688,362
Balance Sheet Data					
Current assets	$ 4,513,708		$ 1,679,402	$ 1,409,725	
Capital assets	$16,861,836		$14,771,338	$10,053,548	
Other assets	$ 2,400,593		$ 3,457,455	$ 1,899,946	
Total assets	$23,776,137		$19,908,195	$13,363,219	
Current liabilities	$13,611,959		$10,947,677	$ 7,082,689	
Long term debt	$ 2,532,743		$ 1,780,545	$ 338,899	
Future income taxes	$ 972,116		$ 899,340	$ 779,539	
Total liabilities	$17,116,818		$13,627,562	$ 8,201,127	
Share capital	$ 161,077		$ 161,077	$ 161,077	
Retained earnings	$ 6,498,242		$ 6,119,556	$ 5,001,015	
Total shareholders' equity	$ 6,659,319		$ 6,280,633	$ 5,162,092	
Total liabilities and shareholders' equity	$23,776,137		$19,908,195	$13,363,219	

INDUSTRY CONDITIONS AND TRENDS

Petrowest provides energy services to assist oil and gas exploration and production companies in their efforts to find, develop and produce oil and gas reserves. In doing so, Petrowest offers its clients a variety of key pre-drilling and post-completion services.

General Oil and Gas Industry Conditions

The success of Petrowest's business is tied, in large part, to the general health of the oil and natural gas industry in Canada. Accordingly, in addition to the various federal, provincial and municipal laws which Petrowest will adhere to in its ongoing operations, the business will also be sensitive to the general industry conditions relating to the oil and natural gas industry, including land tenure, exploration, development, production, refining, transportation and marketing imposed by legislation enacted by various levels of government in Canada. The business is also sensitive to pricing and taxation of oil and natural gas by agreements among the governments of Canada, Alberta, Saskatchewan and British Columbia.

Petrowest's operations are conducted primarily in the WCSB that includes portions of the provinces of British Columbia and Alberta. The WCSB is one of the largest oil and gas exploration and producing regions in North America, with the majority of oil and natural gas production in Canada originating from this area. In addition to upstream oil and gas activities, other related industry activity occurs in this region, such as refining, processing and transportation of oil and gas.

Commodity Prices

Despite a recent decline in natural gas prices, the prices of both crude oil and natural gas have remained above historical levels for several years with the general industry consensus that prices are unlikely to decrease in the future. The recent current and forecast commodity prices have increased the projected cash flow forecasts of producing companies which has historically led to increased capital spending budgets and increased drilling and energy services activities. As a result of the progressing oil and gas market, energy services companies are reaping the rewards from a resource that is experiencing an extended cycle of increased demand.

Historical Natural Gas and Crude Oil Prices

NYMEX $US/mmbtu — WTI $US/bbl

Source: Bloomberg

Energy Supply / Demand

In spite of the continual increase in commodity prices and insufficient global energy infrastructure investment, it is expected that energy supply will need to grow substantially in the coming years. Given that OPEC (Organization of Petroleum Exporting Countries) is up against its own production capacity, it is expected that drilling activity will need to follow a continuous growth curve if supply is to expand in the coming years. Moreover, since the success of Petrowest is directly tied to global energy activity, there will be an increase in demand for its services if OPEC plans to meet their supply targets.

Seasonality

In Canada, the level of activity in the energy service industry is partially influenced by seasonal weather patterns. On a monthly basis, drilling activity varies greatly. The annual drilling cycle can generally be viewed in four components:

- Mid-March through mid-May - spring break-up; the northern drilling locations thaw and southern lands become impractical for travel due to wet road conditions. Drilling activity is generally low with companies planning the summer drilling season.
- Mid-May through mid-October - summer and fall drilling season; generally focused on non-northern areas that are accessible in the summer; summer drilling activity is medium to strong.
- Mid-October to mid-November - switchover to winter drilling season; characterized by lighter drilling activity when many companies are moving off summer drilling locations and preparing winter drilling leases for delivery of equipment.
- Mid-November through mid-March - winter drilling season; this is the period when the majority of rig activity takes place and exploration companies take advantage of the frozen landscape to access northern winter drilling locations.

Trends

Petrowest operates in various segments of the energy service industry that are heavily reliant on the level of drilling activity in western Canada. The following trends have contributed to the improved outlook for drilling and the services industry:

(i) The utilization of oil services companies has shifted increasingly toward re-completing old wells (i.e., using directional sidetracks out of existing well bores) and re-stimulating them (i.e., well fracturing) to enhance production, while minimizing costs and risk.

(ii) The industry has seen a shift to more remote areas in an attempt to capture new reserves such as in northeast British Columbia, the Northwest Territories and the Yukon. These remote locations are often accessible only during the winter months and require service companies to provide services over extended time frames.

(iii) Due to the low average productivity rates of coal bed methane wells and the emergence of coal bed methane as a viable source of gas, a large number of wells are required to economically develop a field and therefore more ancillary services will be required.

(iv) The current commodity price environment has improved the underlying economics of oil and gas prospects sufficiently enough to justify exploration and development in previously uneconomic areas. This ability to drill both deeper/higher cost wells and shallow/lower productivity rate wells at profitable levels has added to the current and anticipated higher activity levels in the WCSB.


Western Canadian Metres Drilled Per Well
Metres/Well
1,300
1,250
1,200
1,150
1,100
1,050
1,000
1,127
1,152
1,162
1,106
1,106
1,235
1,079
1,070
1,062
1,087
1,032
1,066
1,125
1,148
1,245
93 94 95 96 97 98 99 00 01 02 03 04 05
2005 YTD (Jun)
2006 YTD (Jun)
Source: Daily Oil Bulletin

Wells Drilled

The Canadian Association of Oilwell Drilling Contractors (CAODC) estimates 23,827 wells will be drilled in 2006, almost identical to the number drilled in 2005. The historical decline in average production rates per well of oil and natural gas has resulted in an increase in drilling activity to maintain current production levels. As shown below, there has been consistent growth in drilling activity in the WCSB over the past eight years.

Total Oil & Gas Wells Drilled on a Rig Released Basis (Western Canada)


Number of Wells
27,000
24,000
21,000
18,000
15,000
12,000
9,000
6,000
3,000
0
9,844
12,026
10,858
13,391
17,037
10,145
12,146
17,648
18,109
15,822
21,841
22,729
24,800
23,827
93 94 95 96 97 98 99 00 01 02 03 04 05 06E

Source: Daily Oil Bulletin, Canadian Association of Oilwell Drilling Contractors.

Rig Counts

The number of drilling and service rigs necessary to drill and complete new wells have historically been under increasing demand. Since January 2000, some 225 new drilling rigs, including coiled tubing drilling rigs, have been built for service in Western Canada. Of the total 813 drilling rigs that are currently available in Western Canada there was a 90% utilization rate during the first quarter of 2006; the first half of 2006 recorded a 66% utilization rate in Western Canada.

Total Available Drilling Rigs



800
750
700
650
600
550
500
450
400
Number of Rigs
225 New Rigs
125 New Rigs
Jun-92
Jun-94
Jun-96
Jun-98
Jun-00
Jun-02
Jun-04
Jun-06

Drilling Rig Utilization Rate



90%
80%
70%
60%
50%
40%
30%
20%
10%
49.4%
65.0%
53.4%
58.7%
72.1%
44.9%
39.7%
55.3%
53.1%
39.2%
53.1%
52.9%
59.6%
93
94
95
96
97
98
99
00
01
02
03
04
05

Source: CAODC

Environmental Regulations

The oil and gas industry is subject to environmental regulations pursuant to a variety of provincial and federal legislation. Such legislation provides for restrictions and prohibitions on the release or emission of various substances produced in association with certain oil and gas industry operations. In addition, such legislation requires that well and facility sites be abandoned and reclaimed to the satisfaction of provincial authorities. Compliance with such legislation can require significant expenditures and a breach of such requirements may result in the imposition of material fines and penalties.

Competition

Petrowest provides energy services primarily to the field operation locations of oil and gas exploration and production companies that are located in the WCSB. The energy service business in which Petrowest operates is highly competitive and, in order to be successful, Petrowest must provide services that meet the specific needs of its clients ensuring competitive pricing and customer satisfaction.

In order to remain competitive, Petrowest will emphasize to its customer base that exceeds 500 clients, the cost efficiencies and value-added services that Petrowest can provide specifically in the pre-drilling and post-completion phases. Current industry trends indicate that oil and gas companies are increasingly using service providers that can offer more than one specific service. Petrowest will be able to provide this to an ever-growing industry through its four service divisions. The greatest benefits to oil and gas companies that utilize Petrowest's Services will include overall cost efficiencies, reduced invoicing, time savings in procuring services and stronger profitability as a result of using a grouped services approach.

The barriers to entry for new competitors include a high cost of capital in acquiring and operating a services company, access to a skilled and qualified workforce given current labour constraints in Alberta and B.C. and qualified and experienced management team that can properly assess and manage to full scale of operational and technical issues including safety, health and environmental liabilities.

The principal competitive factors in the markets in which Petrowest operates are quality of service, service availability, service reliability, quality of equipment used to perform its services, technical and operational knowledge, management experience and reputation, safety and pricing. Competitors offer similar services in the geographic regions in which Petrowest operates.

SELECTED PRO FORMA CONSOLIDATED FINANCIAL INFORMATION

The following table presents a summary of the unaudited pro forma consolidated balance sheet of the Trust as at May 31, 2006, the unaudited pro forma consolidated statements of income of the Trust for the year ended December 31, 2005 and for the three months ended May 31, 2006. The unaudited pro forma consolidated balance sheet was prepared as if the Concurrent Acquisitions were completed by way of the payment of $103,284,052 in cash and the issuance of 12,765,094 Trust Units, the subscription for 1,510,000 Subordinated Units was completed for proceeds of $4,530,000 ($1,510,000 in cash and $3,020,000 in notes receivable) and 14,000,000 Trust Units were issued pursuant to this offering on May 31, 2006. The unaudited pro forma consolidated statements of income for the year ended December 31, 2005 and the three month period ended May 31, 2006 were prepared as if such transactions had occurred on January 1, 2005.

The unaudited pro forma information should be read together with the unaudited pro forma consolidated financial statements and related notes of the Trust included in Schedule "B" of this prospectus.

	Period Ended May 31, 2006	Period Ended December 31, 2005
Income Statement Data		
Revenues	$ 45,747,453	$ 128,708,182
Expenses	$ 30,697,302	$ 87,283,767
Gain on disposal of property and equipment	$ 379,652	$ 1,314,585
Adjusted EBITDA[1]	$ 15,429,803	$ 42,739,000
Interest Expense (income)-net	$ (217)	$ 17,563
Amortization	$ 8,173,777	$ 32,374,714
Net Income	$ 7,256,243	$ 10,346,723
Balance Sheet Data		
Working Capital	$ 15,520,984	
Investments	$ 86,785	
Cash surrender value of life insurance	$ 275,017	
Notes receivable and interest	$ 98,237	
Property and Equipment	$ 101,399,573	
Goodwill	$ 92,783,870	
Intangible Assets	$ 48,596,484	
Total Assets	$ 286,326,542	
Long Term Debt	$ -	
Unitholders' Equity	$ 258,760,950	
Total Liabilities and Unitholders' Equity	$ 286,326,542	

Note:

(1) See "Non-GAAP Measures" and Schedule "C" - "Reconciliation of Net Earnings to EBITDA and Adjusted EBITDA".

SUMMARY OF DISTRIBUTABLE CASH

Management has prepared the following summary of distributable cash generated by the Acquired Companies on the basis of information contained in this prospectus, and management's estimate of the amount of expenses that would have been incurred by the Acquired Companies and Petrowest had Petrowest been in existence for the three months ended May 31, 2006 and for the twelve-months ended December 31, 2005. The analysis is neither a forecast nor a projection of future results. The actual results of operations of Petrowest for any period, whether before or after the Closing, will vary from the amounts set forth in the following analysis and such variation may be material. Additionally, management believes the operations of Petrowest are subject to risks, and in

reviewing the following summary of distributable cash, investors should review and consider the risks described under the heading "Risk Factors".

Management views distributable cash as an operating performance measure, as it is a measure generally used by Canadian income funds as an indicator of financial performance. As the Trust will distribute substantially all of its cash on an ongoing basis (after providing for certain amounts described below) and since EBITDA and Adjusted EBITDA (as respectively defined in "Non-GAAP Measures") are metrics used by many investors to compare issuers on the basis of their ability to generate cash from operations, management believes that, in addition to net earnings, EBITDA and Adjusted EBITDA are useful supplemental measures from which to make adjustments to determine distributable cash. The estimate of distributable cash has been prepared using assumptions which management believes are reasonable and supportable, all of which reflect the Partnerships planned course of action given management's judgement about the most probable set of economic conditions.

Management believes that, upon completion of this offering and the Concurrent Acquisitions, Petrowest will incur lease expenses, management salaries, maintenance capital expenditures, general and administrative costs, and other expenses that will differ from those contained in the historical financial statements of each of the Acquired Companies that are included elsewhere in this prospectus. Although management does not have firm commitments for all of the aforementioned items and, accordingly, the complete financial effects of all of those items are not objectively determinable, management believes that the following represents a reasonable estimate of the distributable cash of the Trust that could have been available for distribution for the three months ended May 31, 2006 and for the twelve-months ended December 31, 2005 had the Trust been in existence during such time and had the Concurrent Acquisitions taken place at the beginning of such periods.

Summary of Distributable Cash

(in thousands of dollars, except cash holdback % and per Unit amounts)	**Three Months Ended May 31, 2006**	**Twelve-Months Ended December 31, 2005**
Adjusted EBITDA(1)(2)	$ 15,430	$ 42,739
Management believes that cash available for distribution should be reduced by the following:		
Incremental executive, board and public company costs(3)	$ 306	$ 1,223
Maintenance capital expenditures(4)	$ 825	$ 3,300
Interest expense(5)	$ 75	$ 300
Management believes that cash available for distribution should be increased by the following:		
Adjustment for costs associated with non-recurring items, insurance, and office and administration consolidation(3)	$ 283	$ 1,132
Cash available for distribution	$ 14,507	$ 39,048
Cash holdback(6)	$ 6,024	$ 5,118
Cash holdback %	42%	13%
Distributable cash(7)	$ 8,483	$ 33,930
Estimated distributable cash per Unit(8)	$ 0.30	$ 1.20

Notes:

(1) Represents the pro forma consolidated Adjusted EBITDA of the Trust for the three months ended May 31, 2006 and the twelve months ended December 31, 2005 calculated as the sum of Earnings (loss) of $7,256,243 and $10,346,723, income taxes of $nil and $nil, other interest of $40,149 and $103,247 and amortization of $8,173,777 and $32,374,714 less interest and other revenue of $40,336 and $85,684, respectively. See "Selected Pro Forma Consolidated Financial Information" and the unaudited pro forma consolidated financial statements and related notes of the Trust included in Schedule "B" of this prospectus.

(2) Adjusted EBITDA is not a recognized measure under GAAP, does not have a standardized meaning prescribed by GAAP and may not be comparable to similar measures presented by other issuers. See "Non-GAAP Measures" and Schedule "C" - "Reconciliation of Net Earnings to EBITDA and Adjusted EBITDA". As the Trust intends to distribute substantially all of its cash available for distribution (after satisfaction of administrative expenses and other amounts as may be considered appropriate by the Board of Directors) on an on-going basis, management believes that Adjusted EBITDA is an important measure in evaluating the Trust's performance and in determining whether to invest in the Trust.

(3) Management estimates that, subsequent to this offering, Petrowest will incur additional costs on an ongoing basis in connection with ongoing public disclosure requirements, investor relations, additional employee compensation, trustee and director fees, and other

related matters. Also, management anticipates that, Petrowest will realize savings associated with general and administrative costs on an ongoing basis in connection with insurance, office administration and supplies and non-recurring items. These estimates are based on quotes provided by service providers, preliminary contractual arrangements, expenses in similar offering transactions and comparisons with historical expenses.

(4) Represents management's estimate of annual maintenance capital expenditures, including expenditures required to maintain the base fleet of equipment, inventory of equipment, equipment certification costs, leasehold and office improvements, and tools. Estimates are based on historical expenditures, consistent with management's plans for funding capital expenditures on an ongoing basis. See "Acquisition of the Acquired Companies".

(5) Represents estimated interest expense on proposed credit facilities that management intends to secure concurrent with the Closing. Management anticipates a credit facility will be in the form of a revolving line of credit. Management estimates that the facility will be utilized to fund seasonal working capital requirements. On an annualized basis, management anticipates that Petrowest will, on average, carry a balance of $5 million with an average interest rate of 6%.

(6) Management initially intends to reserve approximately 55% to 65% of cash available for actual distribution.

(7) Distributable cash is not a recognized measure under GAAP and is typically used by Canadian income funds as an indicator of financial performance. The method of calculating the Trust's distributable cash may differ from similar computations as reported by other issuers and, accordingly, the distributable cash of the Trust may not be comparable to distributable cash as reported by other issuers. See "Non-GAAP Measures".

(8) Based on 28,275,094 Units outstanding upon Closing.

CONSOLIDATED CAPITALIZATION OF THE TRUST

The following table sets forth the consolidated capitalization of the Trust both before and after giving effect to this offering. The table should be read in conjunction with the financial statements of the Trust included in Schedule "B" of this prospectus.

Designation	Outstanding as at July 6, 2006	Outstanding as at July 6, 2006 after giving effect to the Promoters' subscription, the Concurrent Acquisitions(1)(2) and this offering
Long term debt(3)	$Nil	$Nil
Unitholders' Equity		
Trust Units	$10	$267,650,940
(authorized - unlimited)	(1 Trust Unit)(1)	(26,765,094 Trust Units)
Subordinated Units(4)	$1,510,000	$1,510,000
(authorized - unlimited)	(1,510,000 Subordinated Units)(4)	(1,510,000 Subordinated Units)

Notes:

(1) The Trust was settled on July 6, 2006 with $10 in cash and issued a single Trust Unit. The initial Trust Unit will be surrendered to the Trust immediately following the Closing on the payment of $10.

(2) Does not include the exercise of the Over-Allotment Option.

(3) The Trust intends to obtain a credit facility of approximately $60 million concurrent with the Closing. See "Debt Financing".

(4) See "Prior Issuances".

DEBT FINANCING

The Trust intends to implement a financing strategy that incorporates long term secured and unsecured debt and maintains maximum flexibility to manage the short-term cash needs of the Trust. Petrowest intends to obtain a credit facility of approximately $60 million following Closing and is currently in discussions with a number of financial institutions with respect to obtaining such a facility.

MANAGEMENT'S DISCUSSION AND ANALYSIS

Management's discussion and analysis for each of the Acquired Companies is set out in Schedule "A" of this prospectus. Each of the Acquired Companies is a privately held company which has not been required to meet public reporting regulations.

DIRECTORS AND OFFICERS

The following table sets forth certain information concerning the Directors and Officers of the General Partner. The Directors will hold office until the next annual meeting of Unitholders or until their successors are duly elected or appointed.

Name and Municipality of Residence	Position with General Partner	Principal Occupations for Last Five Years
Kenneth N. Drysdale Grande Prairie, Alberta	President, Chief Executive Officer and Director	March 1996 until November 2005, President of Kendal Pipeline & Oilfield Services Ltd. From November 2005 to present, private businessman.
John B. Faul, CA Calgary, Alberta	Chief Financial Officer	Vice-President, Chief Financial Officer and Manager of Special Projects of Willbros MSI Canada Inc. or predecessors until May 2006. From May 2006 to present, Chief Financial Officer of Petrowest.
Gary Sweetman Grande Prairie, Alberta	Chief Operating Officer	From April 2000 to May 2004, General Manager/President of Neudorf Trenching Ltd. and NTL Projects Inc.; from May 2004 to present, President of Neuwest Equipment.
D. Hugh Gillard Calgary, Alberta	Chairman and Director	From June 2003 to March 2006 President and Chief Executive Officer of Kelso Energy Inc. Currently the Principal of Saddleback Resources Ltd., a private company involved in equity investments and advisory roles in the energy sector.
Rene Amirault, CGA Calgary, Alberta	Director	From August 1994 to January 2006, various positions at CCS Income Trust. From September 2001 to January 2006, Vice President of Corporate Development of CCS Income Trust. From January 2006 to present, independent businessman.
Gerald A. Romanzin, CA Calgary, Alberta	Director	Executive Vice President of the TSX Venture Exchange from November 1999 to April 2002 and acting President of the TSX Venture Exchange from December 2001 to April 2002; since April 2002, independent businessman.
Bradley D. Markel Calgary, Alberta	Corporate Secretary	Partner, Bennett Jones LLP.

Upon completion of this offering and the Concurrent Acquisitions, the Directors and executive officers of the General Partner as a group will beneficially own, directly or indirectly, or exercise control or direction over 1,434,010 Units, representing approximately 4.8% of the Units outstanding. Included in this amount owned, controlled or directed are 769,010 Trust Units and 665,000 Subordinated Units.

Kenneth N. Drysdale, *President, Chief Executive Officer and Director*

Mr. Drysdale has over 27 years of experience in the oil and gas industry. From 1979 to 1995 he took on various management roles in road building, pipeline construction, logging and environmental reclamation. Mr. Drysdale acted as Chief Construction Consultant for SNC-Lavalin Group Inc. and Shell Canada Limited on the Caroline Liquid Sulfur Line in 1991. From March 1994 to March 1996 Mr. Drysdale also managed a mid-sized diameter pipeline company in southern Alberta where he took the company to $30 million in revenues from $11 million in just two years. He then founded his own private pipeline construction company in 1996, which he grew from revenues of $5 million to $40 million until he sold its assets in 2005. Mr. Drysdale co-founded Acquisitionco in January 2006 with a view to forming a public, energy services income fund trust.

John B. Paul, CA, *Chief Financial Officer*

Mr. Paul has over 20 years of senior financial and operations management experience in a diverse range of businesses including oil and gas pipeline construction and maintenance, transportation, gravel crushing, asphalt, concrete construction and property management. Mr. Paul is also the former Controller and Chief Financial Officer of Skiing Louise Ltd., from 1986 to 1993. From 1993 to 2006, Mr. Paul held various senior roles in the construction services sector including being co-founder and Chief Financial Officer of Alberta Surface Systems Ltd., which later became part of Willbros MSI Canada Inc., a wholly-owned subsidiary of the Willbros Group (formerly MSI Energy Services Inc.), where Mr. Paul served in numerous senior management positions including Director, Vice President, Chief Financial Officer and Manager of Special Projects.

Mr. Paul obtained his Bachelor of Commerce degree from the University of Alberta and received the Chartered Accountant designation in 1987.

Gary Sweetman, *Chief Operating Officer*

Mr. Sweetman has over 25 years of experience in the oil and gas industry. Mr. Sweetman started his career in 1977 with British Gas in various roles including Welding Inspector and Project Supervisor of Engineering Research. In 1990, he began working for Husky Oil as a Project Technologist in the Rotary Equipment Quality and Assurance department. Mr. Sweetman provided project management for PanCanadian Petroleum Limited in the offshore oil sector from January 1996 to August 2000. From September 2000 to May 2004, General Manager/President of Neudorf Trenching Ltd. and NTL Projects Inc.; from May 2004 to present, Mr. Sweetman has been President of Sirah Consulting Ltd. and Neuwest Equipment Rentals. Mr. Sweetman co-founded Acquisitionco in January 2006 with a view to forming a public, energy services income fund trust.

D. Hugh Gillard, *Chairman of the Board and Director*

Mr. Gillard has over 34 years of business experience in the oil and gas industry and is the Principal of Saddleback Resources Ltd., a private company involved in equity investments and advisory roles in the energy sector. From June 2003 to March 2006, Mr. Gillard was President, Chief Executive Officer and remains a director of Kelso Energy Inc., a publicly traded junior oil and gas company (now COSTA Energy Inc.). From 1999 to 2000, Mr. Gillard was President, Chief Operating Officer and a director of PrimeWest Energy Trust. From 1990 to 1998, Mr. Gillard was employed by CanWest Gas Marketing Inc., a private producer owned gas marketing company as President and Chief Executive Officer and prior to this, Vice President Gas Supply. From 1972 to 1989, Mr. Gillard held several senior positions with Ashland Oil Canada, Dome Petroleum and Amoco Canada.

Mr. Gillard is a graduate of the University of Calgary (Commerce) and the Stanford Business School Executive Program. Mr. Gillard currently serves as a director of COSTA Energy Inc. (formerly Kelso Energy Inc.), Crescent Point Energy Trust, Creststreet Power Income Fund and Point North Energy Limited, all publicly traded entities.

Rene Amirault, *Director*

Mr. Amirault has over 25 years experience in the energy industry. Mr. Amirault held various positions with Imperial Oil Ltd. from 1981 to 1994 including marketing, project management, finance and accounting capacities. Mr. Amirault held various roles at Canadian Crude Separators Inc. (CCS) and CCS Income Trust from August 1994 to January 2006, including Vice President roles in Sales and Marketing, Business Development and Corporate Development. Mr. Amirault was Vice President of Corporate Development of CCS Income Trust, or its predecessor companies, from September 2001 to January 2006, during which time his responsibilities included business development, acquisitions, strategic planning and investor relations. Mr. Amirault is a director of Arrowhead Water Products Ltd., a public company traded on the TSX Venture Exchange.

Mr. Amirault received a Certified General Accountant designation in June 1985.

Gerald A. Romanzin, CA, *Director*

Gerald A. Romanzin is an independent businessman and has served as a director of the administrator of each of Crescent Point Energy Trust from March 2004, Ketch Resources Trust from January 2005, Focus Energy Trust from August 2002, as a director of Kereco Energy Ltd. from January 2005 and as a trustee of Trimac Income Fund since February 2005. Mr. Romanzin graduated from the University of Calgary with a Bachelor of Commerce and is a Chartered Accountant.

Bradley D. Markel, *Corporate Secretary*

Mr. Markel is a Partner in the law firm of Bennett Jones LLP, a Canadian law firm that focuses on energy, corporate law, technology and litigation. Mr. Markel's practice includes mergers and acquisitions and corporate finance. Mr. Markel also provides advice relating to corporate governance in respect of mergers and acquisitions as well as corporate finance transactions. Mr. Markel joined Bennett Jones LLP in 1997. Prior to joining Bennett Jones LLP, Mr. Markel practiced with MacPherson Leslie & Tyerman in Regina, Saskatchewan. Mr. Markel received a Bachelor of Laws Degree from the University of Saskatchewan in 1990.

Governance

The Board of Directors will form such committees to fulfill the audit, governance and other committee functions of the Trust as they, in their discretion, determine. It is expected that initially the Board of Directors will have a Compensation Committee and an Audit Committee and that in the future the Board of Directors will form a Governance Committee and a Health and Safety Committee.

Compensation Committee

The Compensation Committee consists of three Directors, Rene Amirault (Chair), Hugh Gillard and Gerald Romanzin, each of whom is independent in accordance with applicable Canadian securities legislation. Its mandate will be determined by the Board of Directors and is expected to include making recommendations as to the hiring, termination and compensation of executive officers.

Audit Committee

The Audit Committee consists of three Directors, Gerald Romanzin (Chair), Rene Amirault and Hugh Gillard, each of whom is independent in accordance with applicable Canadian securities legislation. The primary purpose of the Audit Committee will be to assist the Directors in fulfilling their responsibilities of oversight and supervision of the accounting and financial reporting practices and procedures, the adequacy of internal accounting controls and procedures, and the quality and integrity of financial statements.

Disclosure Policy

The Board of Directors will be responsible for adopting and periodically reviewing and updating the Trust's written disclosure policy. This policy will, among other things:

- articulate the legal obligations of the Trust, its affiliates and their respective trustees, directors, officers and employees with respect to confidential information;
- identify spokespersons of the Trust who are the only persons authorized to communicate with third parties such as analysts, media and investors;
- provide guidelines on the disclosure of forward-looking information;
- require advance review by designated persons of the Trust of financial information to determine whether the information is material, to prevent the selective disclosure of material information and to ensure that, if selective disclosure does occur, a news release is issued immediately; and

- establish "black-out" periods immediately prior to and following the disclosure of quarterly and annual financial results and immediately prior to the disclosure of certain material changes, during which periods the Trust, its affiliates and their respective trustees, directors, officers, employees and consultants may not purchase or sell Units.

Remuneration of Directors

It is the intention of the General Partner to compensate the Chairman of the Board with an annual retainer of $30,000 per year, its other outside directors with an annual retainer of $20,000 per year, and an additional $5,000 per year for each committee chairman. In addition, outside directors will be paid $1,000 for each board meeting and each committee meeting if attended in person or $500 if participating by telephone. Outside directors will be entitled to participate in the Trust's option plan and the Trust intends to grant options to acquire 115,000 Trust Units to each of the outside directors following completion of this offering, one third of which will vest each year for three years following the Closing, and which will expire five years after the Closing. Outside directors have also subscribed for 20,000 Subordinated Units each at a price of $3.00 per unit.

Insurance Coverage for the Trust and Related Entities and Indemnification

The General Partner will obtain or cause to be obtained a policy of insurance for the directors and officers of the Trust's subsidiaries. The initial aggregate limit of liability applicable to the insured directors and officers under the policy will be $10 million. Under the policy, each entity will have reimbursement coverage to the extent that it has indemnified the directors and officers. The policy will include securities claims coverage, insuring against any legal obligation to pay on account of any securities claims brought against the Trust, Petrowest Business Trust, the Business Trustee, the Partnerships and the General Partner and any of their respective subsidiaries. The total limit of liability will be shared among the Trust, Petrowest Business Trust, the Partnership and the General Partners and any of their respective subsidiaries and their respective directors and officers so that the limit of liability will not be exclusive to any one of the entities or their respective trustees, directors and officers.

The by-laws of General Partner, Acquisitionco and the Business Trustee provide for the indemnification of their directors and officers from and against liability and costs in respect of any action or suit brought against them in connection with the execution of their duties of office, subject to certain limitations. The Deed of Trust and the Business Deed of Trust also provide for the indemnification of the Directors and the trustees of the Trust and Petrowest Business Trust, respectively, from and against liability and costs in respect of any action or suit brought against them in connection with the execution of their duties of office, subject to certain limitations.

SHAREHOLDERS AGREEMENT

In accordance with the terms of the Shareholders Agreement, the Unitholders, in their capacity as holders of Units of the Trust, will be entitled to direct the Trustee as to the appointment of the Board of Directors.

ADMINISTRATION AGREEMENT

The Trust has entered into the Administration Agreement with the General Partner pursuant to which the General Partner, which on or before the Closing Date will be a wholly-owned subsidiary of Petrowest Business Trust and the general partner of the Partnerships, has agreed to provide or arrange for the provision of services required in the administration and management of the Trust and the Business Trust. At Closing, the Petrowest Business Trust will also enter into the Administration Agreement and the General Partner will agree to provide or arrange for the provision of services required in the management and administration of the Trust and the Business Trust. The General Partner will be responsible for overseeing and managing the affairs of the Trust and its subsidiaries.

The General Partner's duties with respect to the administration of the Trust and Petrowest Business Trust under the Administration Agreement will include (i) ensuring compliance by the Trust, its affiliates and subsidiaries with all continuous disclosure obligations under applicable securities legislation, including the preparation of financial statements; (ii) providing investor relations services; (iii) providing or causing to be provided to

Unitholders all information that Unitholders are entitled to receive under the Deed of Trust, including relevant information with respect to income taxes; (iv) convening meetings of Unitholders and distributing required materials, including notices of meetings and information circulars, in respect of all such meetings; (v) attending to all administrative and other matters arising in connection with any redemptions of Units; (vi) monitoring the status of Units as qualified investments under the Tax Act for trusts governed by Plans; (vii) providing assistance in negotiating the terms of any financing required by the Trust; and (viii) generally providing all other services as may be necessary, or as requested by the Trustee, for the administration of the Trust. The General Partner will also provide similar services to Petrowest Business Trust.

The Administration Agreement will be for an initial term of ten years.

EXECUTIVE COMPENSATION

Each of Messrs. Drysdale and Sweetman entered into employment agreements with Petrowest effective January 6, 2006 and Mr. Paul entered into an employment agreement effective May 1, 2006 (Messrs. Drysdale, Sweetman, and Paul, collectively, the "Named Officers"). The annual base salaries and positions of these individuals will be as follows:

Name	Position	Salary	Term
Kenneth N. Drysdale	President and Chief Executive Officer	$200,000	5
Gary Sweetman	Chief Operating Officer	$200,000	5
John B. Paul	Chief Financial Officer	$200,000	5

The General Partner will review annual base salaries on an annual basis. Each of the Named Officers will be entitled to an annual bonus in an amount determined by and in the discretion of the Compensation Committee of the Board of Directors based upon performance. In addition, the General Partner has agreed to provide certain benefits, six weeks of vacation time and a vehicle allowance. Each of the Named Officers is required to give one month's written notice of resignation of his employment. In the event that employment is terminated by the General Partner for reasons other than just cause, the Named Officers are entitled to receive severance equal to compensation due to the date of ceasing to be employed plus one year of base salary in effect at the date of termination and an amount equal to 10% of such base salary in lieu of benefits. In the event that employment is terminated for cause, each Named Officer is entitled to receive severance equal to all accrued but unpaid base salary to the date of ceasing to be employed. The employment agreements contain customary confidentiality provisions.

ANNUAL INCENTIVE PLAN

The executive officers and employees will be eligible to participate in an annual cash incentive plan based on the degree to which financial and non-financial objectives of Petrowest have been met. The Compensation Committee will determine eligibility and set objectives and maximum incentive opportunities and will approve proposed payments.

LONG TERM INCENTIVE PLAN

The Trust intends to adopt a trust unit option plan (the "Option Plan") subject to the approval of the Option Plan by the Board of Directors, Unitholders and the TSX. The directors, officers, employees and consultants of the Trust and its subsidiaries are eligible to participate in the Option Plan. The purpose of the Option Plan will be to develop the interest of directors, officers and employees of and persons or companies who provide management or consulting services to the Trust and its subsidiaries in the growth and development of the Trust by providing them with the opportunity, through options, to acquire an increased proprietary interest in the Trust. The Option Plan will provide that the maximum number of Trust Units issuable upon the exercise of all options granted under the Option Plan, together with Trust Units as may be subject to options pursuant to other Unit compensation arrangements, shall not exceed 10% of the outstanding Units and any securities exchangeable into Units.

Subject to certain limitations set forth below, pursuant to the Option Plan, the number of options and the exercise price thereof will be set by the Board of Directors at the time of grant provided that the excess price shall not be less than the weighted average trading price of the Trust Units on the TSX for the five trading days immediately prior to the date of grant.

Pursuant to the Option Plan, no options shall be granted to any optionee if such grant, together with any other compensation or incentive mechanism involving the issuance of Units, could result, at any time, in the number of Units reserved for issuance pursuant to options granted to insiders of the Trust exceeding 10% of the outstanding Units and any securities exchangeable into Units.

Following Closing, the Trust intends to issue options to acquire an aggregate of approximately 1.2 million Units to directors and executive officers of the General Partner and options to acquire an aggregate of approximately 1.5 million Units to employees of the General Partner, each option having an exercise price equal to the offering price of the Units pursuant to this prospectus.

DISTRIBUTION REINVESTMENT AND OPTIONAL UNIT PURCHASE PLAN

The Trust may establish a distribution, distribution reinvestment and optional unit purchase plan (the "DRIP") at a future date determined by the Board of Directors. Generally, the DRIP will provide eligible holders of Units the opportunity to accumulate additional Units at a 5% discount to an average market price. Participants may also purchase additional Units by investing additional sums within the limits and subject to the terms of the DRIP (the "Optional Unit Purchase").

The DRIP is designed to provide an efficient and cost-effective way to issue additional equity to existing Unitholders. An eligible Unitholder may, by enrolling in the DRIP, direct that distributions in respect of all Units of such Unitholder enrolled in the DRIP be applied to the purchase of additional Units. The price of Units purchased with reinvested distributions will be approximately 95% of an average market price. Unitholders participating in the DRIP may also purchase additional Units under the DRIP with optional cash payments, subject to a maximum of $100,000 per participant per calendar year and a certain prescribed minimum per participant per remittance.

DESCRIPTION OF THE TRUST

The description below is a summary and is qualified entirely by the complete provisions of the Deed of Trust. A copy of the Deed of Trust will be available via the internet at www.sedar.com.

Trust Structure

The Trust is an unincorporated, open-ended, limited purpose mutual fund trust established under and governed by the laws of the Province of Alberta and pursuant to the Deed of Trust. The head and principal office of the Trust is located at Suite 204, 10605 Westside Drive, Grande Prairie, Alberta, T8V 8E6. The Trust was created for, among other things, the following purposes:

- participating in the acquisition of energy services businesses;

- acquiring, investing in, holding, transferring, disposing of and otherwise dealing with, directly or indirectly, any of the securities issued by Petrowest Business Trust, Petrowest Business Trustee, or any of their respective associates, subsidiaries or affiliates thereof and the Business Notes and Business Units, and borrowing funds directly or indirectly for that purpose;

- acquiring, investing in, holding, transferring, disposing of and otherwise dealing with any other securities and in any other investments as the Trustee or the General Partner may determine and borrowing funds directly or indirectly for that purpose;

- temporarily holding cash and short term investments for the purposes of making investments, paying the expenses and liabilities of the Trust, paying amounts payable by the Trust in

connection with the redemption of any Units or securities of the Trust, and making distributions to Unitholders;

- issuing Units and other securities of the Trust including securities convertible into, or exchangeable for Units or other securities, obtaining funds to conduct any of the activities of the Trust, completing any acquisition of securities or any other assets for the benefit of the Trust, implementing Unitholder rights plans, distribution reinvestment plans, Trust Unit purchase plans, incentive option plans or other compensation plans, if any, established by the Trustee for the benefit of the Trust; and making non-cash distributions to Unitholders as contemplated by the Deed of Trust including pursuant to distribution reinvestment plans or distribution reinvestment and Trust Unit purchase plans, if any, established by the Trust;

- issuing debt securities (including debt securities convertible into, or exchangeable for, Units or other securities of the Trust), provided recourse shall be limited to the Trust Assets, or otherwise borrowing and mortgaging, pledging, charging, granting a security interest in or otherwise encumbering any of the Trust Assets as security;

- guaranteeing (as guarantor, surety or co-principal obligor) the payment of any indebtedness, liability or obligation of the Petrowest Business Trust, the General Partner or any subsidiary or affiliate thereof, and mortgaging, pledging, charging, granting a security interest in or otherwise encumbering all or any part of the Trust Assets as security for that guarantee, and subordinating its rights under the Business Notes to other indebtedness;

- disposing of any part of the Trust Assets;

- issuing or redeeming rights and Units pursuant to any Unitholder rights plan adopted by the Trust;

- repurchasing, redeeming or otherwise acquiring securities of the Trust, including pursuant to any issuer bid made by the Trust;

- satisfying the obligations, liabilities or indebtedness of the Trust;

- performing all acts necessary, incidental or ancillary to any of the activities set forth above; and

- undertaking such other activities or taking such other actions as shall be approved by the Trustee from time to time,

provided that the Trust shall not undertake any activity, take any action, or make or retain any investment which would result (or fail to take any action where that failure would result) in the Trust not being considered a "unit trust" or a "mutual fund trust" for purposes of the Tax Act.

The Trustee may declare payable to the Unitholders all or any part of the net income of the Trust less all expenses and liabilities of the Trust. It is currently anticipated that the only income to be received by the Trust will be from the securities of the Petrowest Business Trust.

Units

The Trust is authorized to issue an unlimited number of Trust Units, an unlimited number of Subordinated Units and an unlimited number of Special Voting Units.

Trust Units

Prior to the conversion of the Subordinated Units, holders of Trust Units will be entitled to receive per month, in priority to any payments on the Subordinated Units, distributions of $0.10 per Trust Unit per month and such distributions shall constitute Priority Distributions (as defined below).

Holders of Trust Units are entitled to notice of, and to attend and vote at, all meetings of holders of Units.

Upon the occurrence of a Capital Event (as defined below) or the liquidation, dissolution or winding-up of the Trust or any other distribution of the assets of the Trust for the purpose of winding-up its affairs; (i) the holders of Trust Units will be entitled to receive, on a pro rata basis, from the applicable Capital Event Amount (as defined below) or the assets of the Trust, as applicable, before any distribution therefrom is made to the holders of Subordinated Units, any accumulated but unpaid Priority Distributions; and (ii) the holders of Subordinated Units shall be entitled to receive, on a pro rata basis, from the applicable Capital Event Amount of the assets of the Trust, as applicable after the holders of Trust Units have received a distribution therefrom in an amount equal to any accumulated but unpaid Priority Distributions but before any further distribution therefrom is made to the Priority Unitholder, any accumulated but unpaid Subordinated Distributions. Thereafter any further distributions from the applicable Capital Event Amount or the assets of the Trust, as applicable, to the holders of Units of either class shall be made pro rata and pari passu.

If a Capital Event occurs, the Priority Distributions and Subordinated Distributions will be adjusted as agreed to by the independent directors of the General Partner, using the definition of independence as provided in securities laws.

A **"Capital Event"** means the occurrence of any of the following events: (i) a sale of material assets of the Trust; (ii) the total or constructive total loss, or partial loss, of material assets of the Trust as a result of a casualty; (iii) a compulsory transfer or taking under threat of compulsory transfer by a governmental authority; or (iv) the occurrence of any event referred to in clauses (i) to (iii) above in relation to any person in which the Trust is a securityholder.

A **"Capital Event Amount"** means, in respect of a particular Capital Event, any amount received by the Trust in respect of such Capital Event, which the Trustee upon the recommendation of the Board of Directors, determines will not be re-deployed or reapplied by the Trust and shall be distributed to Unitholders.

Subordinated Units

Distributions on the Subordinated Units will be subordinated in favour of Trust Units. Distributions on the Subordinated Units will only be paid at the end of a fiscal quarter to the extent that: (i) the Trust has paid distributions per month of at least $0.10 per Trust Unit (the "Priority Distributions") to holders of Trust Units during that quarter, and (ii) any deficiency in such distributions to holders of Trust Units during the preceding 12 months has been satisfied, as described below. If these targets are not satisfied, any deficiency will be borne by holders of the Subordinated Units, distributions on which will be reduced to the extent necessary to support the continued payment of Priority Distributions on the Trust Units and any applicable deficiency in such distributions.

Distributions on the Trust Units will be cumulative, such that the amount of any deficiency in the Priority Distributions will accumulate for a period of 12 months. Payments of deficiencies in the Priority Distributions will be made in priority to distributions on the Subordinated Units. Any such accumulated deficiency not satisfied by a distribution by the Trust within 12 months of the date it arose will cease to be payable (i.e., distributions on the Subordinated Units will not be reduced to fund such accumulated deficiency to the extent that some or all of such accumulated deficiency arose more than 12 months before the date on which such payment is to be made).

Following payment of the Priority Distributions and any deficiency in the Priority Distributions accumulated during the preceding 12 months, holders of Subordinated Units will be entitled to a distribution in an amount equal to $0.10 per Subordinated Unit per month (the "Subordinated Distributions"), such amount to be accumulated and paid at the end of each fiscal quarter.

Deficiencies in payment of Subordinated Distributions shall be accumulated and paid in a subsequent quarter in respect of such Distribution Periods, but only after payment of the Priority Distributions in respect of such Distribution Periods, any deficiency in Priority Distributions accumulated during the preceding 12 months and the Subordinated Distributions in respect of such subsequent Distribution Periods, and provided that any accumulated unpaid portion or deficiency on Subordinated Distributions not satisfied by a distribution by the Trust within 12 months of the date such unpaid portion or deficiency arose shall cease to be payable.

After payment of all Priority Distributions and Subordinated Distributions (including any unpaid Priority Distributions and Subordinated Distributions accumulated during the preceding 12 months), distribution of Distributable Cash shall be made to Unitholders pro rata and pari passu.

Holders of Subordinated Units are entitled to notice of, and to attend and vote at, all meetings of holders of Units.

Special Voting Units

In order to allow the Trust flexibility in pursuing corporate acquisitions, the Deed of Trust allows for the creation of Special Voting Units which will enable the Trust to provide voting rights to holders of exchangeable securities that may be issued by the Corporation or other direct or indirect subsidiaries of the Trust in connection with exchangeable share transactions.

An unlimited number of Special Voting Units may be created and issued pursuant to the Deed of Trust. Holders of Special Voting Units shall not be entitled to any distributions of any nature whatsoever from the Trust and shall be entitled to such number of votes at meetings of Unitholders as may be prescribed by the Trustee or the Board of Directors in the resolution authorizing the issuance of any Special Voting Units. Except for the right to vote at meetings of the Unitholders, the Special Voting Units shall not confer upon the holders thereof any other rights.

Exchange Right

Holders of Subordinated Units will have the right to convert into Trust Units on a one-for-one basis at any time after (and the subordination provisions will only apply until) the end of the first fiscal year ending on or after December 31, 2008 where the Trust has earned EBITDA (derived from audited financial statements) of at least $47 million (the "EBITDA Target") and the Trust has paid distributions of at least $1.20 per Trust Unit (the "Distribution Target") for such fiscal year. For the purposes of the subordination provisions, EBITDA will be calculated and adjusted in a manner consistent with the definition of EBITDA set forth in this prospectus. See "Non-GAAP Measures".

Approvals

All Trust Unit Veto Matters (as defined below) and Subordinated Unit Veto Matters (as defined below) must be approved by a special resolution and by 66⅔% of the holders of Trust Units or Subordinated Units, as applicable, voted in respect of the matter.

A **"Trust Unit Veto Matter"** means a proposal to implement any of the following: (i) adding, changing or removing the rights, privileges, restrictions or conditions attaching to the Trust Units; unless such proposal makes a similar addition, change or removal to the rights, privileges, restrictions or conditions attaching to the Subordinated Units; and (ii) amending the Deed of Trust in any manner materially adverse to a holder of Trust Units that is not similarly adverse to a holder of Subordinated Units.

A **"Subordinated Unit Veto Matter"** means a proposal to implement any of the following: (i) adding, changing or removing the rights, privileges, restrictions or conditions attaching to the Subordinated Units; unless such proposal makes a similar addition, change or removal to the rights, privileges, restrictions or conditions attaching to the Trust Units; and (ii) amending the Deed of Trust in any manner materially adverse to a holder of Subordinated Units that is not similarly adverse to a holder of Trust Units.

The Deed of Trust will also provide that the Trust will not, subject to certain exceptions: (a) issue or distribute additional Trust Units or rights to subscribe therefore or other property or assets to all or substantially all of the holders of Trust Units, nor subdivide, reduce, consolidate, reclassify or otherwise change the rights, privileges or other terms of the Trust Units, unless the same or an equivalent distribution on, or change to, the Subordinated Units (or in the rights of the holders thereof) is made simultaneously; or (b) issue or distribute additional Subordinated Units or rights to subscribe therefore or other property or assets to all or substantially all of the holders of Subordinated Units, nor subdivide, reduce, consolidate, reclassify or otherwise change the rights, privileges or

other terms of the Subordinated Units, unless the same or an equivalent distribution on, or change to the Trust Units (or in the rights of the holders thereof) is made simultaneously.

The Trust Units are not "deposits" within the meaning of the *Canada Deposit Insurance Corporation Act* (Canada) and are not insured under the provisions of that Act or any other legislation. Furthermore, the Trust is not a trust company and, accordingly, is not registered under any trust and loan company legislation as it does not carry on or intend to carry on the business of a trust company.

Unitholder Limited Liability

The Deed of Trust provides that no Unitholder, in its capacity as such, shall incur or be subject to any liability, direct or indirect, absolute or contingent, in contract or in tort or of any other kind to any Person in connection with: (i) the Trust Assets or the ownership, use, operation, acquisition or disposition thereof or exercise or enjoyment of the rights, privileges, conditions or benefits attached thereto, associated therewith or derived therefrom; (ii) the obligations or the activities or affairs of the Trust; (iii) any actual or alleged act or omission of the Trustee or by any other Person in respect of the activities or affairs of the Trust (whether or not authorized by or pursuant to the Deed of Trust); (iv) any act or omission of the Trustee or any other Person in the performance or exercise, or purported or attempted performance or exercise, of any obligation, power, discretion or authority conferred upon the Trustee or such other Person in respect of the activities or affairs of the Trust (whether or not authorized by or pursuant to the Deed of Trust); (v) any transaction entered into by the Trustee or by any other Person in respect of the activities or affairs of the Trust (whether or not authorized by or pursuant to the Deed of Trust); or (vi) except as provided in the Deed of Trust, any taxes, levies, imposts or charges or fines, penalties or interest in respect thereof payable by the Trust or by the Trustee or by any other Person on behalf of or in connection with the activities or affairs of the Trust. The Deed of Trust also provides that no Unitholder, in its capacity as a Unitholder, shall be liable to indemnify the Trustee or any other person with respect to any liabilities of the Trust. Notwithstanding the foregoing, to the extent that any Unitholder, in its capacity as such, is found by a court of competent jurisdiction to be subject to or liable in respect of any such liability, the Deed of Trust provides that such liability shall be enforceable only against, and shall be satisfied only out of, that Unitholder's share of the Trust Assets represented by its Units.

The Deed of Trust further provides that all contracts signed by or on behalf of the Trust shall include a provision to the effect that such obligation will not be binding upon Unitholders personally. Notwithstanding the terms of the Deed of Trust, Unitholders may not be protected from liabilities of the Trust to the same extent a shareholder is protected from the liabilities of a corporation. Personal liability may also arise in respect of claims against the Trust (to the extent that claims are not satisfied by the Trust) that do not arise under contracts, including claims in tort, claims for taxes and possibly certain other statutory liabilities. The possibility of any personal liability to Unitholders of this nature arising is considered remote. In addition, the *Income Trust Liability Act* (Alberta) (the "ITLA") provides that the beneficiary of a trust that is (a) created by a trust instrument governed by the laws of Alberta, and (b) a reporting issuer, as defined in the *Securities Act* (Alberta), is not liable as a beneficiary for any act, default, obligation or liability of the Trust or any of its trustees.

Issuance of Units

The Deed of Trust provides that Units including installment receipts, subscription receipts, rights, warrants, special warrants or options to subscribe for Units or debt instruments that are convertible into or exchangeable for Units, may be created and issued on such terms and conditions and at such time or times as the Trustee or the Board of Directors may determine.

Cash Distributions

Subject to the subordination of the Subordinated Units the Trustee shall, upon the recommendation of the General Partner, on or before each Distribution Record Date, declare payable to the Unitholders of record on such Distribution Record Date, all of the Distributable Cash of the Trust for the Distribution Period. The proportionate share of each Unit of the amount of such Distributable Cash shall be determined by dividing such amount by the number of issued and outstanding Units on such Distribution Record Date. In addition, the Trustee may, upon the recommendation of the General Partner, declare to be payable and make distributions to Unitholders, from time to time, out of the income of the Trust, net realized capital gains, the capital of the Trust or otherwise.

The initial cash distribution for the period from the Closing Date to October 31, 2006 will be paid to Unitholders of record on October 31, 2006 and is expected to be paid on November 15, 2006. Thereafter, it is expected that Distributions will be made on the 15th day of each month to Unitholders of record on the immediately preceding Distribution Record Date.

Redemption Right

Each Unitholder is entitled to require the Trust to redeem, at any time and from time to time, at the demand of the Unitholder, all or any part of the Units registered in the name of the Unitholder, upon delivery to the Trust of the certificate or certificates representing such Units, accompanied by a duly completed and properly executed notice requiring redemption. If a global unit certificate has been issued by the Trust, notice must also be provided to the Canadian Depository for Securities Limited. Upon receipt by the Trust of the notice to redeem Units, the holder thereof shall cease to have any rights with respect to the Units tendered for redemption other than to receive a price per Unit equal to:

(a) in the case of a Trust Unit, the lesser of: (i) 95% of the "market price" of the Units on the principal exchange or market on which the Trust Units are quoted for trading during the 10 consecutive trading day period ending on the trading day immediately prior to the date on which the Units are tendered for redemption; and (ii) 100% of the "closing market price" on the principal exchange or market on which the Trust Units are quoted for trading on the date that the Trust Units are so tendered for redemption (the "Cash Redemption Price"); and

(b) in the case of a Subordinated Unit (i) prior to the date the holders of Subordinated Units have the right to convert to Trust Units, a portion of the Cash Redemption Price in respect of such Subordinated Unit (the "Subordinated Redemption Price") calculated pursuant to the following formula:

SRP=R*A/B

SRP means the Subordinated Redemption Price.

R = the Cash Redemption Price (determined as if the Subordinated unit was a Trust Unit);

A = the number of quarters in which the Trust has met the quarterly EBITDA Target and Distribution Target while the Subordinated Units have been outstanding;

B = for the period from the Closing Date until December 31, 2008: 10; and

for the period after December 31, 2008: 10 plus the number that is 4 multiplied by the number of completed fiscal years after December 31, 2007,

provided that if A = nil or the Subordinated Redemption Price as calculated above would be less than $3.00, the Subordinated Redemption Price shall be the lesser of $3.00 and the Cash Redemption Price; and (ii) following the date the holders of Subordinated Units have the right to convert to Trust Units, the Cash Redemption Price.

For the purposes of this calculation, "market price" will be an amount equal to the simple average of the closing price of the Trust Units on the principal exchange or market on which the Trust Units are listed and posted for trading for each of the trading days on which there was a closing price; provided that, if the applicable exchange or market does not provide a closing price; but only provides the highest and lowest prices of the Trust Units traded on a particular day, the market price shall be an amount equal to the simple average of the highest and lowest prices for each of the trading days on which there was a trade; provided further that if there was trading on the applicable exchange or market for fewer than five of the 10 trading days, the "market price" shall be the simple average of the following prices established for each of the 10 trading days: the average of the last bid and last ask prices for each day on which there was no trading; the closing price of the Trust Units for each day that there was trading if the exchange or market provides a closing price; and the average of the highest and lowest prices of the Trust Units for each day that there was trading, if the exchange or market provides only the highest and lowest prices of Trust Units

traded on a particular day; and provided further that if, in the opinion of the Board of Directors, the trading activity of the Trust Units for the relevant period does not result in a trading price that represents the fair market value of a Trust Unit, the "market price" shall be an amount determined by the General Partner in good faith in its sole discretion and provided further that any such determination by the General Partner shall be conclusive and binding. The "closing market price" shall be an amount equal to the closing price of a Trust Unit on the applicable exchange or market if there was a trade on that date and the applicable exchange or market provides a closing price; an amount equal to the simple average of the highest and lowest trading prices of a Trust Unit if there was trading and the exchange or other market provides only the highest and lowest prices of a Trust Unit traded on a particular day; or the simple average of the last bid and last ask prices if there was no trading on the specified date.

The Cash Redemption Price or Subordinated Redemption Price payable in respect of any Units surrendered for redemption during any calendar month shall be paid by cheque no later than the last day of the calendar month following the month in which the Units were surrendered for redemption. The entitlement of Unitholders to receive a cheque upon the redemption of their Units is subject to the limitation that the total amount payable by the Trust in respect of such Units and all other Units tendered for redemption in the same calendar month shall not exceed $100,000 provided that, the Trustee may, in its sole discretion, waive such limitation in respect of any calendar month. If this limitation is not so waived, the Cash Redemption Price and Subordinated Redemption Price payable in respect of Units tendered for redemption in such calendar month shall be paid on the last day of the calendar month following such month as follows: (i) firstly, a cash payment by the Trust to the extent applicable; and (ii) secondly, by a distribution of Series 2 Business Notes in a principal amount equal to the remainder.

The entitlement of each Unitholder to require the Trust to redeem Units for cash will not be applicable to Units tendered for redemption where at the time the Trust Units are tendered for redemption, the outstanding Trust Units are not listed on any exchange or market which the General Partner considers in its sole discretion, provides representative fair market value prices for the Units or the normal trading of the outstanding Units is suspended or halted on the redemption date or for more than five trading days during the 10 consecutive trading day period ending on the trading day immediately prior to the redemption date.

It is anticipated that this redemption right will not be the primary mechanism for holders of Units to dispose of their Units. Securities held by the Trust which may be distributed in specie to Unitholders in connection with a redemption will not be listed on any stock exchange and no market is expected to develop in such securities. Securities held by the Trust may not be qualified investments for trusts governed by Plans.

Non-Resident Unitholders

At no time may Non-Residents be the beneficial owners of more than 49% of the Units, on a basic and fully-diluted basis, then outstanding. The Trustee or the General Partner may require declarations as to the jurisdictions in which beneficial owners of Units are resident. If the Trustee or the General Partner becomes aware that the beneficial owners of 49% of the Units (or rights to acquire Units) then outstanding are, or may be, Non-Residents or that such a situation is imminent, the Trustee or the General Partner may make a public announcement thereof and shall not accept a subscription for Units from or issue or register a transfer of Units to a Person unless the Person provides a declaration that the Person is not a Non-Resident. If, notwithstanding the foregoing, the Trustee or the General Partner determines that more than 49% of the Units are held by Non-Residents, the Trustee or the General Partner may send a notice to Non-Resident holders of Units, chosen in inverse order to the order of acquisition or registration or in such other manner as the Trustee or the General Partner may consider equitable and practicable, requiring such Non-Resident holders to sell their Units or a specified portion thereof within a specified period of not more than 60 days. If the Unitholders receiving such notice have not sold the specified number of Units or provided the Trustee or the General Partner with satisfactory evidence that they are not Non-Residents within such period, the Trustee may, on recommendation of the General Partner on behalf of such Unitholders, cause such Units to be sold and, in the interim, shall suspend the voting and distribution rights attached to such Units. Upon such sale, the affected Unitholders shall cease to be holders of the relevant Units and their rights shall be limited to receiving the net proceeds of sale upon surrender of the certificates representing such Units. No liability shall accrue to the Trust, the Trustee or the General Partner if the Units of Non-Resident Unitholders are sold at a loss to such Unitholder. Notwithstanding the foregoing, the Trustee and the General Partner, as the case may be, shall not enforce such restriction if a legal opinion, advanced tax ruling, Department of Finance comfort letter or any combination thereof has been received and based on such opinion and/or documentation the Trustee

and/or the General Partner, as the case may be, is of the view, acting reasonably, that the failure to enforce such provisions will not result in the Trust ceasing to be a "mutual fund trust" for the purposes of the Tax Act.

Meetings of Unitholders

The Deed of Trust provides that annual meetings of Unitholders shall be called, commencing in 2006, on or before June 30 in each year or otherwise as required by applicable laws, at a time and at a place in Canada set by the General Partner. The business transacted at such meetings shall include the presentation of the consolidated audited financial statements of the Trust for the immediately preceding fiscal year, the authorizing and directing the passing of a Trust for the election of Directors for the ensuing year, the appointment of the auditors of the Trust for the ensuing year and the transaction of such other business as may be properly brought before the meeting.

A meeting of Unitholders may be convened at any time and for any purpose by the Trustee and must be convened, except in certain circumstances, upon a written request of the holders of not less than 5% of the Units then outstanding and entitled to be voted. A requisition must, among other things, specify in reasonable detail the purpose or purposes for which the meeting is to be called.

Unitholders may attend and vote at all meetings of voting Unitholders either in person or by proxy and a proxyholder need not be a Unitholder. Two or more individuals present in person either holding personally or representing as proxies not less in aggregate than 5% of the outstanding Units shall constitute a quorum for the transaction of business at all such meetings.

The Deed of Trust contains provisions as to the notice required and other procedures with respect to the calling and holding of meetings of Unitholders in accordance with the requirements of applicable laws.

Reporting to Trust Unitholders

The financial statements of the Trust will be audited annually by an independent recognized firm of chartered accountants which has an office in Canada. The consolidated audited financial statements of the Trust, together with the comparative consolidated financial statements for the preceding year, if any, and the report of the auditors, will be mailed by the Trustee to Unitholders at least 21 days prior to the date of each annual meeting of Unitholders and, in any event, on or before any earlier date prescribed by applicable securities laws. The unaudited quarterly consolidated financial statements of the Trust for each fiscal quarter, together with comparative consolidated financial statements for the same fiscal quarter in the preceding fiscal year, if any, will be mailed by the Trustee to Unitholders within 45 days after the end of such fiscal quarter and, in any event, on or before any earlier date prescribed by applicable securities laws. The year-end of the Trust shall be December 31.

The Trust will be subject to the continuous disclosure obligations under all applicable securities laws.

Takeover Bids

The Deed of Trust contains provisions to the effect that if a takeover bid is made for the Units and not less than 90% of the Units (other than Units held at the date of the takeover bid by or on behalf of the offeror or associates or affiliates of the offeror) are taken up and paid for by the offeror, the offeror will be entitled to acquire the Units held by Trust Unitholders who did not accept the takeover bid on the terms offered by the offeror.

The Trustee

Valiant Trust Company is the initial trustee of the Trust. The Trustee is responsible for, among other things, accepting subscriptions for Units and issuing Units pursuant thereto and maintaining the books and records of the Trust and providing timely reports to Unitholders. The Deed of Trust provides that the Trustee shall exercise its powers and carry out its functions thereunder as Trustee honestly and in good faith with a view to the best interests of the Trust and the Unitholders and, in connection therewith, shall exercise the degree of care, diligence and skill that a reasonably prudent person would exercise in comparable circumstances.

The Trustee may resign on giving not less than 90 days' notice in writing to the General Partner (or such shorter notice as the General Partner may agree to). The Trustee may also be removed by ordinary resolution of the Unitholders. Such resignation or removal shall not become effective until (a) the approval by ordinary resolution at a meeting of Unitholders called for that purpose, (b) the appointment of, and acceptance of such appointment by, a new Trustee in the place of the resigning Trustee or the Trustee to be removed, and (c) an assumption by the new Trustee of all obligations of the Trustee related thereto in the same capacities as the resigning Trustee or the Trustee to be removed.

Delegation of Authority, Administration and Trust Governance

The Trust will not be managed by a third party manager. The Trust will be managed by the management of the General Partner. The Trustee, on behalf of the Trust, has entered into the Administration Agreement pursuant to which the General Partner will provide certain administrative services and facilities to the Trust.

The Trustee may grant broad discretion to the General Partner to administer and manage the day-to-day operations of the Trust, to act as agent for the Trust, to execute documents on behalf of the Trust and to make executive decisions for and on behalf of the Trust.

Liability of the Trustee

Neither the Trustee nor any of its directors, officers, employees, shareholders or agents shall be liable to any Unitholder for any action taken or not taken in good faith in reliance on any documents that are, *prima facie*, properly executed; and depreciation of, or loss to, the Trust incurred by reason of the sale of any asset; the loss or disposition of monies or securities; or any other action or failure to act including, without limitation, the failure to compel in any way any former trustee to redress any breach of trust or any failure by the General Partner or any other Person to perform the duties delegated to it under the Deed of Trust or under the Administration Agreement or any failure by the General Partner to pay monies owed to the Trust, unless and to the extent such liabilities arise principally and directly the gross negligence, wilful default or fraud of the Trustee or any of its directors, officers, employees, shareholders or agents or a breach by the Trustee of a restriction of the powers granted to it under the Deed of Trust. If the Trustee has retained an appropriate expert, advisor or legal counsel with respect to any matter connected with its duties under the Deed of Trust, the Trustee may act or refuse to act (provided it is done in good faith) based on the advice of such expert, advisor or legal counsel, and the Trustee shall not be liable for any action or refusal to act based on the advice of any such expert, advisor or legal counsel that it is reasonable to conclude is within the expertise of such expert, advisor or legal counsel to give. In the exercise of the powers, authorities or discretion conferred upon the Trustee under the Deed of Trust, the Trustee is and shall be conclusively deemed to be acting as trustee of the Trust Assets and shall not be subject to any personal liability for any debts, liabilities, obligations, claims, demands, judgments, costs, charges or expenses against or with respect to the Trust. In addition, the Deed of Trust contains other customary provisions limiting the liability of the Trustee.

Amendments to the Deed of Trust

The Deed of Trust may be amended or altered from time to time by special resolution of the Unitholders, provided that the Trustee may, without the consent, approval or ratification of any of the Unitholders or any other Person, amend the Deed of Trust prior to the Closing Date or at any time thereafter for the purpose of:

(a) ensuring the Trust's continuing compliance with applicable laws (including the Tax Act), regulations, requirements or policies of any governmental agency or authority having jurisdiction over the Trustee or the Trust;

(b) making amendments which, in the opinion of the Trustee, provides additional protection or added benefits for the Unitholders;

(c) removing any conflicts or inconsistencies in the Deed of Trust or making minor changes or corrections including the correction or rectification of any ambiguities, defective provisions, errors, mistakes or omissions, which are, in the opinion of the Trustee, necessary or desirable and not prejudicial to the Unitholders;

(d) making amendments which, in the opinion of the Trustee, are necessary or desirable in the interests of the Unitholders as a result of changes in taxation laws or policies of any governmental agency or authority having jurisdiction over the Trustee or the Trust;

(e) for any purpose (except one in respect of which a vote by Unitholders is specifically otherwise required) if the Trustee is of the opinion that the amendment is not prejudicial to Unitholders and is necessary or desirable; or

(f) to provide for the electronic delivery by the Trust to the Unitholders of documents relating to the Trust (including annual and quarterly reports and financial statements and proxy-related materials) in accordance with applicable laws from time to time,

but, notwithstanding the foregoing, no such amendment shall be adopted which causes the Trust to fail to qualify as a "mutual fund trust" under the Tax Act, without the consent of the Unitholders given as set out above. In addition, no such amendment shall modify the right to one vote per Unit or reduce the undivided interest in the Trust Assets represented by any Unit without the consent of the holder of such Unit and no amendment shall reduce the percentage of votes required to be cast at a meeting of the Unitholders for the purpose of amending the Deed of Trust or altering the acquisition provisions of the Deed of Trust without the unanimous consent of the Unitholders.

Termination of the Trust

The Unitholders may vote to terminate the Trust by special resolution at any meeting of the Unitholders duly called for that purpose.

Unless the Trust is earlier terminated by vote of the Unitholders, the Trust shall continue for a term ending 21 years after the date of death of the last surviving issue of Her Majesty, Queen Elizabeth II, alive on July 6, 2006. In the event that the Trust is wound-up, the Trustee will sell and convert into money all Trust Assets in one transaction or in a series of transactions at public or private sales and do all other acts appropriate to liquidate the Trust, and shall in all respects act in accordance with the directions, if any, of the Unitholders. If the Trustee is unable to sell all or any of the securities or other assets comprising the Trust Assets by the date set for termination, the Trustee may distribute the remaining securities or assets directly to the Unitholders. After paying, retiring or discharging or making provision for the payment, retirement or discharge of all known liabilities and obligations of the Trust and providing for indemnity against any other outstanding liabilities and obligations, the Trustee shall distribute the remaining part of the proceeds of the sale of the securities and other assets together with any cash forming part of the Trust Assets among the Unitholders in accordance with their pro rata share.

Restrictions on Trustee's Powers

The Trustee may not under any circumstances whatsoever authorize:

(a) any amalgamation, arrangement or other merger of the Petrowest Business Trust, the Business Trustee, the General Partner or Acquisitionco or any subsidiary thereof with any other Person, other than any amalgamation, arrangement or other merger of the General Partner with one or more direct or indirect wholly-owned subsidiaries of the Trust or in conjunction with an internal reorganization with an affiliate or subsidiary of the General Partner;

(b) any sale or disposition of any common shares of the General Partner or Business Notes held by the Trust or any other sale, lease or exchange of all or substantially all of the Trust Assets, except pursuant to an *in specie* redemption, pursuant to any security granted under the Deed of Trust, pursuant to any internal reorganization as a result of which the Trust has the same interest, whether direct or indirect, in the assets of the trust as the interest, whether direct or indirect, that it had prior to the reorganization or where any such sale, lease or exchange is effected between or among the Trust and any one or more of:

(i) the General Partner;

(ii) any other corporation, partnership, firm or other form of entity or organization that is directly or indirectly wholly-owned by the Trust;

(iii) any trust or trusts, the sole beneficiaries of which are the Trust and/or any of the Persons referred to above; and

(iv) any partnership, the only partners of which are Persons referred to above;

(c) any sale, lease or exchange of all or substantially all of the assets of the General Partner or any subsidiary thereof, except pursuant to any security granted by the General Partner or the Partnerships, pursuant to any internal reorganization with an affiliate or subsidiary of the General Partner or the Partnerships, or where any such sale, lease or exchange is effected between or among any one or more of:

(i) the Trust;

(ii) the General Partner;

(iii) any other corporation, partnership, firm or other form of entity or organization that is directly or indirectly wholly-owned by the Trust;

(iv) any trust or trusts, the sole beneficiaries of which are the Trust and/or any of the Persons referred to above; and

(v) any partnership, the only partners of which are Persons referred to above;

(d) any amendment to the articles of the General Partner to change its authorized share capital or otherwise amend its constating documents in a manner which may be prejudicial to the Trust;

(e) for so long as there are any Subordinated Units outstanding, the issuance and distribution of additional Trust Units or rights to subscribe therefor or other property or assets to all or substantially all of the holders of Trust Units, or the subdivision, reduction, consolidation, reclassification of, or other change to, the rights, privileges or other terms of the Trust Units, unless the same or an equivalent distribution on, or change to the Subordinated Units (or in the rights of the holders thereof) is made simultaneously; or

(f) for so long as there are any Trust Units outstanding, the issuance and distribution of additional Subordinated Units or rights to subscribe therefor or other property or assets to all or substantially all of the Subordinated Unitholders, or the subdivision, reduction, consolidation, reclassification of, or other change to, the rights, privileges or other terms of the Subordinated Units, unless the same or an equivalent distribution on, or change to the Trust Units (or in the rights of the holders thereof) is made simultaneously;

in each case, without the approval of the Unitholders by special resolution at a meeting of Unitholders called for that purpose.

DESCRIPTION OF PETROWEST BUSINESS TRUST

The Business Deed of Trust will contain provisions substantially similar to those of the Deed of Trust. The principal differences between the Petrowest Business Deed of Trust and the Deed of Trust will be those described below. The description below is a summary and is qualified entirely by the complete provisions of the Petrowest Business Deed of Trust. A copy of the Petrowest Business Deed of Trust will be available via the internet at www.sedar.com.

General

Petrowest Business Trust, when created, will be an unincorporated, open-ended, limited purpose mutual fund trust established under and governed by the laws of the Province of Alberta pursuant to the Business Deed of Trust. It is a limited purpose trust and its activities will be restricted to, among other things:

(a) participating in the acquisition of energy service businesses, including the Concurrent Acquisitions;

(b) acquiring, investing in, holding, transferring, disposing of and otherwise dealing with, directly or indirectly, in any of securities issued by the Partnerships including investing in securities of the Partnerships' subsidiaries and borrowing funds for that purpose;

(c) investing in any other securities and in any other investments as the General Partner or Business Trustee may determine and borrowing funds for that purpose;

(d) temporarily holding cash in interest bearing accounts and short-term investments for the purposes of making investments, paying the expenses and the liabilities of the Petrowest Business Trust, paying amounts payable by the Petrowest Business Trust in connection with the redemption of any Business Units or other securities of the Petrowest Business Trust and making distributions to holders of Business Units;

(e) issuing Business Units or securities convertible into or exchangeable for Business Units for the purpose of obtaining funds to conduct any of the activities of the Petrowest Business Trust, completing any acquisition of securities or any other assets for the benefit of the Petrowest Business Trust;

(f) issuing debt securities, including the Business Notes, provided recourse shall be limited to the assets of the Petrowest Business Trust (including debt securities convertible into or exchangeable for Petrowest Business Trust Units or other securities of the Petrowest Business Trust) or otherwise borrowing and mortgaging, pledging, charging, granting a security interest in or otherwise encumbering any of the assets of the Petrowest Business Trust as security;

(g) guaranteeing (as guarantor, surety or co-principal obligor) the payment of any indebtedness, liability or obligation of the Partnerships or the General Partner, or any of their direct or indirect subsidiaries, and mortgaging, pledging, charging, granting a security interest in or otherwise encumbering all or any part of the assets of the Petrowest Business Trust, including securities issued by the Partnerships or the General Partner or any direct or indirect subsidiary, as security for that guarantee;

(h) disposing of any part of the assets of the Petrowest Business Trust;

(i) repurchasing, redeeming or otherwise acquiring securities of the Petrowest Business Trust, including pursuant to any issuer bid made by the Petrowest Business Trust;

(j) satisfying the obligations, liabilities or indebtedness of the Petrowest Business Trust;

(k) performing all acts necessary, incidental, ancillary or related to any of the foregoing; and

(l) undertaking such other activities or taking such other actions to conduct the business of the Petrowest Business Trust as shall be approved by the Business Trustee from time to time.

As at the date of this prospectus, the Petrowest Business Trust does not intend to hold securities of any entities other than shares of Acquisitionco and the General Partner and partnership interests in the Partnerships, except in connection with its short-term cash management.

Exercise of Voting Rights Attached to Common Shares of the General Partner

The Business Deed of Trust provides that Unitholders will be entitled to pass an ordinary resolution directing the Business Trustee as to the persons to be elected to the Board of Directors for the ensuing year.

Restrictions on the Powers of the Trustee of Petrowest Business Trust

The Petrowest Business Deed of Trust states that the Business Trustee may not, without approval by special resolution of the holders of Business Units, authorize or vote the securities held by it to authorize:

(a) any amalgamation, arrangement or other merger of the General Partner, Acquisitionco or the Partnerships with any other Person, except with one or more direct or indirect wholly-owned subsidiaries of the Petrowest Business Trust or the Trust or in conjunction with an internal reorganization with an affiliate or subsidiary of the Partnerships or the Petrowest Business Trust;

(b) the winding-up or dissolution of the Partnerships prior to the end of the term of the Petrowest Business Trust, except in conjunction with an internal reorganization with an affiliate or subsidiary of the Partnerships or the Petrowest Business Trust; or

(c) any sale, lease or exchange of all or substantially all of the assets of the Petrowest Business Trust, except pursuant to any security granted by the Petrowest Business Trust or to any internal reorganization of the direct or indirect assets of the Petrowest Business Trust as a result of which the Petrowest Business Trust has the same interest, whether direct or indirect, in the assets as the interest, whether direct or indirect, that it had prior to the reorganization or where any such sale, lease or exchange is effected between or among the Petrowest Business Trust and any one or more of:

   (i) the Trust;

   (ii) the Partnerships;

   (iii) any other corporation, partnership, firm or other form of entity or organization that is directly or indirectly wholly-owned by the Petrowest Business Trust or the Trust;

   (iv) any trust or trusts, the sole beneficiaries of which are the Trust and/or any of the Persons referred to in (i) through (iii) above; and

   (v) any partnership, the only partners of which are Persons referred to in (i) through (iv) above; or

(d) any sale, lease or exchange of all or substantially all of the assets of the Partnerships except pursuant to any security granted by the Partnerships, except pursuant to any internal reorganization with an affiliate or subsidiary of the Trust, the Petrowest Business Trust or the Partnerships, or where any such sale, lease or exchange is effected between or among any one or more of:

   (i) the Trust;

   (ii) the Petrowest Business Trust;

   (iii) the Partnerships;

   (iv) any other corporation, partnership, firm or other form of entity or organization that is directly or indirectly wholly-owned by the Trust, the Petrowest Business Trust or the Partnerships;

(v) any trust or trusts, the sole beneficiaries of which are the Petrowest Business Trust and/or any of the Persons referred to in (i) through (iv); and

(vi) any partnership, the only partners of which are Persons referred to in (i) through (v) above.

Redemption Right

The Business Units will be redeemable at any time on demand by the holders thereof upon delivery to the Petrowest Business Trust of a duly completed and properly executed notice requiring the Petrowest Business Trust to redeem the Business Units, in a form reasonably acceptable to the Business Trustee, together with the certificates representing the Business Units to be redeemed and written instructions as to the number of Business Units to be redeemed. Upon tender of Business Units by a holder thereof for redemption, the holder of the Business Units tendered for redemption will no longer have any rights with respect to such Business Units other than the right to receive the redemption price for such Business Units. The redemption price for each Business Unit tendered for redemption will be equal to:

$$\frac{(A \times B) - C}{D}$$

Where:

A = the cash redemption price per Unit calculated as of the close of business on the Redemption Date in accordance with the terms of the Deed of Trust;

B = the aggregate number of Units outstanding as of the close of business on the Redemption Date;

C = the aggregate unpaid principal amount and accrued interest thereon of the Business Notes and any other indebtedness of the Petrowest Business Trust held by or owed to the Trust and the fair market value of any other assets or investments held by the Trust (other than Business Notes or Business Units) as of the close of business on the Redemption Date; and

D = the aggregate number of Business Units outstanding held by the Unitholders as of the close of business on the Redemption Date.

The Business Trustee will also be entitled to call for redemption, at any time, all or part of the outstanding Business Units registered in the name of the holders thereof other than the initial unit of the Petrowest Business Trust at the same redemption price as described above for each Petrowest Business Trust Unit called for redemption, calculated with reference to the date the Business Trustee approved the redemption of Business Units.

Distributions

The Petrowest Business Trust intends to make monthly cash distributions to the Trust of its available cash, after satisfaction of its interest obligations, if any, and less any estimated cash amounts required for costs, expenses, liabilities, obligations or other amounts of the Petrowest Business Trust, any cash redemptions or repurchases of Business Units, Business Notes or other securities of the Petrowest Business Trust, amounts retained to comply with limits or restrictions in loan agreements, allowances for contingencies in working capital, investments or acquisitions, any amount determined to be appropriate to retain for a reserve to stabilize distributions and income tax liability. Such distributions will be paid on or before the 15th day of the month following the end of the distribution period and are intended to be received by the Trust prior to its related cash distribution to Trust Unitholders.

The distribution declared in respect of the month ending December 31 in each year will include such amount in respect of the taxable income and net realized capital gains, if any, of the Petrowest Business Trust for such year as is necessary to ensure that the Petrowest Business Trust will not be liable for ordinary income taxes under the Tax Act in such year.

If the Business Trustee determines that the Petrowest Business Trust does not have cash in an amount sufficient to make payment of the full amount of any distribution, the payment may include the pro rata issuance of additional Business Units having a value equal to the difference between the amount of such distribution and the

amount of cash which has been determined by the trustee, to be available for the payment of such distribution. The value of each Petrowest Business Trust Unit so issued will be the redemption price thereof.

Any Business Units transferred to Unitholders pursuant to a distribution in specie may be subject to resale and transfer restrictions and cannot be resold or transferred except as permitted by applicable securities law.

Business Notes

The following is a summary of the material attributes and characteristics of the Business Notes which will be issued by the Petrowest Business Trust under the Note Indenture. This summary is qualified in its entirety by reference to the provisions of the Note Indenture which contains a complete statement of those attributes and characteristics.

Business Notes will be issuable in Canadian currency. Business Notes are issuable in denominations of $100 and integral multiples of $100. No fractional Business Notes will be issued or distributed and where the number of Business Notes to be received by a Unitholder includes a fraction, such number shall be rounded to the next lowest whole number.

Series 2 Business Notes will be reserved by the Petrowest Business Trust to be issued exclusively to holders of Units as full or partial payment of the redemption price of Units, as the Trustees may decide or, in certain circumstances, be obliged to issue. Series 3 Business Notes will be reserved by the Petrowest Business Trust to be issued exclusively as full or partial payment of the redemption price of Series 1 Business Notes.

Interest and Maturity

The Series 1 Business Notes to be issued at Closing will be payable on demand, will mature on the 10th anniversary of the date of issuance and will bear a fixed rate of interest, payable monthly in arrears on the 10th day of each calendar month that such Series 1 Business Notes are outstanding. Each Series 2 Note will mature on a date which is no later than the first anniversary of the date of issuance thereof and bear interest at a market rate to be determined by the Business Trustee at the time of issuance thereof, payable monthly in arrears on the 10th day of each calendar month that such Series 2 Note is outstanding. Each Series 3 Note will mature on the same date as the Series 1 Business Notes and bear interest at a market rate to be determined by the Business Trustee at the time of issuance thereof, payable monthly in arrears on the 10th day of each calendar month that such Series 3 Note is outstanding.

Payment upon Maturity

On maturity, the Petrowest Business Trust will repay the Business Notes by paying to the trustee under the Note Indenture in cash an amount equal to the principal amount of the outstanding Business Notes which have then matured, together with accrued and unpaid interest thereon.

Redemption

The Business Notes will be redeemable in whole or in part (at a redemption price equal to the principal amount thereof plus accrued and unpaid interest, if any, payable in cash or, in the case of a redemption of Series 1 Business Notes in cash, *in specie* payment of the Redemption Price in Series 3 Business Notes or a combination thereof) at the option of the Petrowest Business Trust prior to maturity.

Ranking and Postponement

The Business Notes will be direct, unsecured obligations of the Petrowest Business Trust ranking *pari passu* with all other unsecured obligations of the Petrowest Business Trust other than senior indebtedness. Payment of the principal amount and interest on the Business Notes will be postponed in right of payment to the prior payment in full of the principal of and accrued and unpaid interest on, and all other amounts owing in respect of, all senior indebtedness which will be defined as all indebtedness, liabilities and obligations of the Petrowest Business Trust which, by the terms of the instrument creating or evidencing the same, will be expressed to rank in right of

payment in priority to the indebtedness evidenced by the Note Indenture. The Note Indenture provides that upon any distribution of the assets of the Petrowest Business Trust in the event of any dissolution, liquidation, reorganization or other similar proceedings relative to the Petrowest Business Trust, the holders of all such senior indebtedness will be entitled to receive payment in full before the holders of the Business Notes are entitled to receive any payment.

Default

The Note Indenture provides that any of the following shall constitute an event of default:

- default in payment of the principal of the Business Notes when the same becomes due and the continuation of such default for a period of 30 days;

- default in payment of any interest due on any Business Notes and continuation of such default for a period of 90 days;

- default in the observance or performance of any other covenant or condition of the Note Indenture and continuance of such default for a period of 30 days after notice in writing has been given to the Business Trustee specifying such default and requiring the Petrowest Business Trust to rectify the same; and

- certain events of dissolution, liquidation, reorganization or other similar proceedings relative to the Petrowest Business Trust.

The provisions governing an event of default under the Note Indenture and remedies available thereunder do not provide protection to the holders of Business Notes which would be comparable to the provisions generally found in debt securities issued to the public.

DESCRIPTION OF THE PARTNERSHIPS

The following is a summary of the material attributes and characteristics of the Partnerships and the Partnership Agreements, and is qualified in its entirety by the provisions of the Partnership Agreements. A copy of the Partnership Agreements will be available via the internet at www.sedar.com. See "Material Contracts".

General

The Partnerships are limited partnerships formed under the laws of the Province of Alberta. The General Partner will be the general partner of the Partnerships, and Acquisitionco and Petrowest Business Trust will be the only limited partners of the Partnerships. The Partnerships will be authorized to issue an unlimited number of Class A GP Units, which may only be issued to the General Partner, as well as an unlimited number of Class B Common LP Units and Class C Preferred LP Units. The units of the Partnerships will have the right to receive distributions as described below. Each limited partner of a Partnership will be entitled to one vote for each Partnership unit held.

Distributions

The amount of cash or other property distributed, if any, by each of the Partnerships to the partners in respect of any period will be determined by the General Partner. Unless otherwise determined by the General Partner, all cash payments and other distributions made to partners will be made on the basis of (i) an amount to Acquisitionco in respect of its Class C Preferred LP Units; and (ii) the remaining net income to Petrowest Business Trust in respect of its Class B Common LP Units (or 99.999% of the remaining net income if the General Partner declares payable to the holders of Class A GP Units, 0.001% of such net income) after the deduction of the amount payable to the holders of the Class C Preferred LP Units; and (iii) in the sole discretion of the General Partner, 0.001% of the remaining net income in respect of its Class A GP Units.

The Partnerships intend to make monthly cash distributions to the partners on or before the 10th day of each calendar month so that they are received by Petrowest Business Trust prior to its related cash distribution to

holders of Business Units. The Partnerships may make distributions at any other time that the General Partner determines.

Allocation of Net Income and Losses

Net income, capital gains or income of the Partnerships for tax purposes and all other items of income, gain, proceeds of disposition and recapture of the Partnerships which are allocable for purposes of the Tax Act or any other relevant taxing statute for any fiscal year shall be allocated at the end of each fiscal year of the Partnerships in the following order or priority:

(a) to the General Partner as the holder of the Class A GP Units to the extent of cash distributions paid to it in such fiscal year;

(b) to Acquisitionco as the holder of the Class C Preferred LP Units to the extent of the cash distributions paid to it in such fiscal year;

(c) to Petrowest Business Trust as the holder of the Class B Common LP Units to the extent of the cash distributions paid to it in such fiscal year; and

(d) as to the balance, to the General Partner.

Net losses, capital losses and other losses of the Partnerships for tax purposes and all other items of loss, deduction and credit of the Partnerships which are allocated for purposes of the Tax Act or any other relevant tax statute for any fiscal year shall be allocated to the General Partner.

The fiscal year end of the Partnerships is December 31.

Where a distribution of property other than cash results in income or the allocation of an amount to the partners for the purpose of computing the income, taxable income or loss or other amount of the partners under the Tax Act or other relevant taxing statute, the income or amount shall be allocated to the partner receiving the distribution.

Amendment

After Closing, the Partnership Agreements may be amended only in writing and with the consent of the limited partners given by a resolution passed by not less than 66⅔% of the votes cast by partners entitled to vote at a duly convened meeting or a resolution in writing by partners entitled to vote who collectively hold not less than 66⅔% of the Partnership Units. Notwithstanding the foregoing, no amendment may be made that would have the effect of reducing a partner's share of the income or assets of the Partnership, reducing the interest in the Partnership of the partners (unless all of the partners consent thereto), changing in any manner any allocation for tax purposes, changing the liability of any limited partner, allowing any limited partner to exercise control over or management of the business of the Partnership, changing the right of a limited partner or the General Partner to vote at any meeting, or changing the Partnership from a limited partnership to a general partnership.

After Closing, the General Partner may, without prior notice to or consent from any limited partner of the Partnership, amend from time to time any provision of the Partnership Agreement if such amendment is: (a) in the opinion of the General Partner, based on counsel's recommendation, for the protection or benefit of the limited partners or the Partnership or to cure an ambiguity or to correct or supplement any provision contained therein that may be defective or inconsistent with any other provision contained herein, and the amendment does not and will not, in the opinion of the General Partner, materially adversely affect the rights of any limited partner; (b) for the purpose of reflecting the admission, substitution, withdrawal or removal of limited partners in accordance with the Partnership Agreement; (c) a change that, in the sole discretion of the General Partner, is reasonable and necessary or appropriate to qualify or continue the qualification of the Partnership as a limited partnership in which the limited partners have limited liability under applicable legislation; or (d) a change that, in the sole discretion of the General Partner, is reasonable and necessary or appropriate to enable limited partners to take advantage of, or not be detrimentally affected by, changes in the Tax Act or other taxation laws.

DESCRIPTION OF THE GENERAL PARTNER

The General Partner is a corporation incorporated under the ABCA and will, on or before the Closing Date, be a direct wholly-owned subsidiary of Petrowest Business Trust. The General Partner is Petrowest Energy Services Ltd. See "The Trust and its Subsidiaries".

The General Partner provides administrative and managerial services to the Trust and will provide such services to Petrowest Business Trust, pursuant to the Administration Agreement. See "Administration Agreement".

The General Partner, in its capacity as general partner of the Partnerships, is responsible for the management of the Partnerships. See "Description of the Partnerships".

INFORMATION AND REPORTS

The Trust will agree to furnish to Unitholders, in accordance with and subject to applicable securities laws, such consolidated financial statements of the Trust (including quarterly and annual consolidated financial statements) and other reports as are from time to time required by applicable law, including prescribed forms needed for the completion of Unitholders' tax returns under the Tax Act and equivalent provincial legislation. Prior to each meeting of Unitholders, the Trust will provide the Unitholders (along with notice of such meeting) all such information as is required by applicable law and the Deed of Trust to be provided to such holders.

PRINCIPAL UNITHOLDERS

To the best of the knowledge of the Directors, with the exception of the initial unitholder of the Trust, no person directly or indirectly beneficially owns or exercises control or direction over more than 10% of any class or series of voting securities of the Trust as at the date hereof and after giving effect to this offering and the Concurrent Acquisitions.

PLAN OF DISTRIBUTION

Under an agreement dated August 28, 2006 (the "Underwriting Agreement"), among the Trust, the General Partner, the Promoters and the Underwriters, the Trust has agreed to sell 14,000,000 Trust Units and the Underwriters have agreed to purchase, as principal, on the Closing Date, subject to the conditions stipulated in the Underwriting Agreement all but not less than all of such Trust Units at a price of $10.00 per Trust Unit. The Underwriting Agreement provides that the Underwriters will be paid a fee of $0.60 per Trust Unit purchased by the public in consideration for services performed in connection with this offering.

The Trust has granted to the Underwriters the Over-Allotment Option. The Underwriters will be paid a commission of $0.60 per Trust Unit purchased pursuant to the Over-Allotment Option.

The TSX has conditionally approved the listing of the Trust Units on the TSX. Listing is subject to the Trust fulfilling all of the listing requirements of the TSX on or before November 14, 2006.

There is currently no market through which the Units may be sold. The terms of this offering were established through negotiation between the Trust, the General Partner and the Underwriters.

The obligations of the Underwriters under the Underwriting Agreement are conditional and may be terminated at the discretion of the Underwriters on the basis of their assessment of the state of the financial markets. The Underwriting Agreement provides that the Underwriters may also terminate their obligations thereunder in certain stated circumstances and upon the occurrence of certain stated events. The Underwriters are, however, severally obligated to take up and pay for all offered Trust Units that they have agreed to purchase if any of the Trust Units are purchased under the Underwriting Agreement. The Underwriters may effect transactions intended to stabilize or maintain the price of the Units at levels other than those that might otherwise prevail in the open market. Such activities, if commenced, may be discontinued at any time.

Each of the Trust, Petrowest Business Trust, and the General Partner has agreed to indemnify the Underwriters and their directors, officers, employees and agents against certain liabilities, including, without restriction, civil liabilities under Canadian provincial and territorial securities legislation, or to contribute to any payments the Underwriters may be required to make in respect thereof.

Subscriptions for Units will be received subject to rejection or allotment in whole or in part, and the right is reserved to close the subscription books at any time without notice.

During a period ending 180 days from the Closing Date, the Trust has agreed not to sell or issue for sale or resale any Units or financial instruments or securities convertible into, or exercisable or exchangeable for, Units or agree to, or announce, any such offer, sale or issuance, without the prior written consent of the Lead Underwriters, which consent may not be unreasonably withheld.

The Units have not been and will not be registered under the U.S. Securities Act or the securities laws of any states in the United States and, subject to certain exemptions, may not be offered or sold or otherwise transferred or disposed of in the United States, its territories, its possessions or other areas subject to its jurisdiction or to, or for the account or benefit of, a U.S. Person, except in accordance with the Underwriting Agreement. The Underwriting Agreement permits the Underwriters to offer and resell the Trust Units they have acquired pursuant to the Underwriting Agreement to (i) certain qualified institutional buyers in the United States, provided that such offers and sales are made in accordance with Rule 144A under the U.S. Securities Act; and (ii) certain institutional accredited investors that satisfy the requirements of Rule 501 (a)(1),(2),(3) or (7) under the U.S. Securities Act. In addition, the Underwriting Agreement provides that the Underwriters will offer and sell securities outside the United States to any U.S. person only in accordance with Regulation S under the U.S. Securities Act. This prospectus does not constitute an offer to sell or a solicitation of an offer to buy any of the Units offered hereby in the United States. In addition, until 40 days after the commencement of this offering, an offer or sale of Units within the United States by a dealer (whether or not participating in this offering) may violate the registration requirements of the U.S. Securities Act if that offer or sale is made otherwise than in accordance with Rule 144A or in accordance with any other available exemption from registration under the U.S. Securities Act.

The Closing is expected to take place on September 7, 2006, or on any other date that may be agreed upon by the Trust and Underwriters, but no later than October 6, 2006.

ESCROWED AND SUBORDINATED SECURITIES

The shareholders of the Acquired Companies will enter into an escrow agreement on the Closing of this offering and the Concurrent Acquisitions (the "Escrow Agreement") pursuant to which Units issued to such shareholders in connection with the acquisition of the Acquired Companies will be placed in escrow. The Promoters will also enter into an escrow agreement on the same terms. In the event that all of the Acquired Companies are acquired upon the terms and conditions specified in the Purchase and Sale Agreements, an aggregate of 14,275,094 Units (comprised of 12,765,094 Trust Units and 1,510,000 Subordinated Units) will be placed in such escrow (being 50.49% of the outstanding Units assuming completion of this offering and all of the Concurrent Acquisitions). Pursuant to the Escrow Agreement, and subject to certain limited exceptions with respect to early release in the event of termination of employment or terminal illness (as determined by the Governance and Compensation Committee), one-quarter of the escrowed securities will be released on the first anniversary of the Closing Date and the remaining escrowed securities will be released on the second anniversary of the Closing Date. In the event that any of the escrowed securities are released within 180 days following the Closing Date, the shareholders of the Acquired Companies will agree not to sell any Units or sell or issue for sale or resale any financial instruments or securities convertible into, or exercisable or exchangeable for, Units or agree to, or announce, any such offer, sale or issuance, without the prior written consent of the Lead Underwriters, which consent may not be unreasonably withheld.

An aggregate of 1,510,000 Subordinated Units will be issued to the Promoters, the vendors of the Acquired Companies and certain other individuals for aggregate proceeds to the Trust of $4,530,000. The distributions in respect of such Subordinated Units are subordinated to the distributions in respect of the trust Units and will be paid by the Trust subsequent to Priority Distributions. See "Description of the Trust – Units" and "Prior Issuances".

PRIOR ISSUANCES

There have been no issuances of Units during the twelve-months preceding the date of this prospectus other than the issuance of one Trust Unit to the initial unitholder of the Trust (the "Initial Unit") in consideration for $10 and the issuance of an aggregate of 1,510,000 Subordinated Units at a price of $3.00 per Subordinated Unit ($4,530,000 in the aggregate to be satisfied by payment of $1.00 in cash and $2.00 by way of a three-year promissory note that will be forgiven over three years if the subscriber remains as a director, officer or employee of Petrowest. Of these Subordinated Units 500,000 were issued to Promoters, 210,000 were issued to Directors and Officers (other than the Promoters) and 800,000 were issued to vendors of the Acquired Companies (other than the Promoters). The Initial Unit will be redeemed immediately following the Closing.

USE OF PROCEEDS

The aggregate gross proceeds of this offering will be $140,000,000 ($154,000,000 if the Over-Allotment Option is exercised in full). The estimated net proceeds of this offering, after deducting $8,400,000 representing fees payable to the Underwriters ($9,240,000 if the Over-Allotment Option is exercised in full) and the estimated expenses of this offering of approximately $2.0 million will be approximately $129,600,000 ($142,760,000 if the Over-Allotment Option is exercised in full). The Trust will use the net proceeds to subscribe for Business Notes and Business Units. Petrowest Business Trust will, in turn, loan $103.3 million received from the Trust to Acquisitionco to fund the cash portion of the base purchase price of the Acquired Companies. The remaining $26.3 million not required to fund the purchase of the Acquired Companies will be used by the Petrowest Business Trust for growth capital ($8.3 million), to retire certain long-term debt of the Acquired Companies ($7.1 million) and working capital ($10.9 million) ($39.46, $8.3, $7.1 and $24.06 million, respectively, if the Over-Allotment Option is exercised in full).

It is a condition of the Underwriting Agreement that at the time of the Closing of this offering, the Acquisition Condition shall have been satisfied.

CANADIAN FEDERAL INCOME TAX CONSIDERATIONS

In the opinion of Bennett Jones LLP, counsel to the Trust, and Stikeman Elliott LLP, counsel to the Underwriters, the following is, as of the date hereof, a fair and adequate summary of the principal Canadian federal income tax considerations generally applicable under the Tax Act to a Unitholder who acquires Trust Units pursuant to this offering and who, for the purposes of the Tax Act and at all relevant times, is resident in Canada, deals at arm's length with and is not affiliated with the Trust and holds the Trust Units as capital property. Generally, Trust Units will be considered to be capital property to a Unitholder provided that the Unitholder does not hold the Trust Units in the course of carrying on a business and has not acquired them in one or more transactions considered to be an adventure or concern in the nature of trade. Certain Unitholders who might not otherwise be considered to hold their Trust Units as capital property may, in certain circumstances, be entitled to have them treated as capital property by making the irrevocable election permitted by subsection 39(4) of the Tax Act. This summary is not applicable to a Unitholder that is a "financial institution" (as defined in the Tax Act for the purposes of the mark-to-market rules) or a "specified financial institution" or a Unitholder an interest in which is a "tax shelter investment" (all as defined in the Tax Act).

This summary is based upon the provisions of the Tax Act in force as of the date hereof, counsels' understanding of the current published administrative and assessing practices of the Canada Revenue Agency ("CRA") and certificates from the Trust as to certain factual matters. This summary takes into account all specific proposals to amend the Tax Act which have been publicly announced by or on behalf of the Minister of Finance (Canada) prior to the date hereof. There can be no assurance that any tax proposals will be implemented in their current form or at all. This summary does not otherwise take into account or anticipate any changes in law, whether by legislative, governmental or judicial decision or action, and does not take into account provincial, territorial or foreign tax legislation or considerations, which may differ significantly from those discussed in this prospectus.

This summary is not exhaustive of all possible Canadian federal tax considerations applicable to an investment in Trust Units. This summary is of a general nature only and is not intended to be legal or tax advice to any prospective purchaser of Trust Units. Investors should consult their own tax advisors for

advice with respect to the tax consequences of an investment in Trust Units based on their particular circumstances.

Status of the Trust

Mutual Fund Trust

This summary is based on the assumption that the Trust will qualify as a "unit trust" and as a "mutual fund trust" as defined in the Tax Act on the Closing, will elect to be deemed to be a mutual fund trust from the date it is established and will thereafter continuously qualify as a mutual fund trust at all relevant times.

In order for the Trust to qualify as a mutual fund trust at a particular time, in addition to being a unit trust resident in Canada, it must meet certain prescribed conditions ("minimum distribution requirement") relating to the number of Unitholders, the dispersal of ownership of Units and public distribution of Units at such time; its only undertaking must be the investing of its funds in property (other than real property); and it must not be established or maintained primarily for the benefit of non-residents of Canada. The sole undertaking of the Trust as described in this prospectus is the investing of its funds in property (other than real property) and this summary assumes that this will continue to be the case at all relevant times. This summary assumes that the Trust will satisfy the minimum distribution requirement on the completion of this offering, so that it may elect to be deemed to be a mutual fund trust from the date it was established until such time, and it so elects, and that it will continuously satisfy the minimum distribution requirement thereafter. This summary also assumes that the Trust was not established nor will it be maintained primarily for the benefit of non-residents of Canada, based on the restriction of ownership of Units by non-residents of Canada, which is contained in the Deed of Trust. See "Risk Factors – Risks relating to an Investment in the Trust – Income Tax Matters".

Should the Trust cease to qualify as a mutual fund trust, the income tax considerations respecting the Trust would be materially different from those described in this summary, and in particular the following adverse income tax consequences may result:

- The Trust Units would cease to be qualified investments for Plans with the result that a Plan may become subject to a penalty tax, the beneficiary of such Plan may be deemed to have received income therefrom or, in the case of an RESP, the RESP may have its tax exempt status revoked.

- The Trust and the Petrowest Business Trust may be required to pay a tax under Part XII.2 of the Tax Act. The payment of Part XII.2 tax by the Trust and the Petrowest Business Trust will affect the amount of cash available for distribution by the Trust and may have adverse consequences for Unitholders.

- The Trust will cease to be eligible for the capital gains refund mechanism available to mutual fund trusts.

Qualified Investment

The Trust Units will be qualified investments for trusts governed by Plans, subject to the specific provisions of any particular Plan. Plans should generally not be taxable on any distributions from the Trust or any gains realized on the disposition of Trust Units. If the Trust ceases to qualify as a mutual fund trust, the Trust Units no longer will be qualified investments under the Tax Act for Plans.

Business Notes or other securities received as a result of a redemption of Trust Units may not be qualified investments for a Plan, and this could give rise to adverse consequences to the Plan or the annuitant under the Plan. Accordingly, Plans that own Trust Units should consult their own tax advisors before deciding to exercise the redemption rights attached to the Trust Units.

Taxation of the Trust

The taxation year of the Trust is the calendar year. In each taxation year, the Trust will be subject to tax under Part I of the Tax Act on its income for tax purposes for the year, including net realized taxable capital gains, less the portion thereof that it deducts in respect of the amounts paid or payable in the year to Unitholders. An amount will be considered to be payable to a Unitholder in a taxation year if it is paid to the Unitholder in the year by the Trust or if the Unitholder is entitled in that year to enforce payment of the amount.

The Trust will include in its income for each taxation year such amount of the Petrowest Business Trust's income for tax purposes, including net taxable capital gains, as is paid or becomes payable by the Petrowest Business Trust to the Trust in the year in respect of the Business Units and all interest on the Business Notes that accrues to the Trust to the end of the year, or that becomes receivable or is received by it before the end of the year, except to the extent that such interest was included in computing its income for a preceding year. The Trust will not be subject to tax on any amount received as a payment of principal in respect of the Business Notes or any amount received as a return of capital from the Petrowest Business Trust (provided that the capital returned, if any, does not exceed the adjusted cost base of the Business Units held by the Trust).

A distribution by the Trust of its property upon a redemption of Trust Units will be treated as a disposition by the Trust of the property so distributed for proceeds of disposition equal to its fair market value. The Trust's proceeds of disposition of Business Notes will be reduced by any accrued but unpaid interest in respect thereof, which interest will generally be included in the Trust's income in the year of disposition to the extent that it was not included in the Trust's income in a previous year. The Trust will realize a capital gain (or a capital loss) on the property so distributed to the extent that the proceeds of disposition of such property exceed (or are less than) the adjusted cost base of the property and any reasonable costs of disposition.

In computing its income, the Trust may generally deduct reasonable administrative costs, interest and other expenses of a current nature, if any, incurred by it for the purpose of earning income. The Trust will be entitled to deduct expenses incurred by it in connection with the issuance of Trust Units, including expenses of this offering, on a five-year straight line basis (subject to pro-ration for short taxation years).

Under the Deed of Trust, an amount equal to all of the income (including taxable capital gains) of the Trust (determined without reference to subsection 104(6) of the Tax Act), together with the non-taxable portion of any net capital gain realized by the Trust, but excluding capital gains arising in connection with a distribution in specie on the redemption of Trust Units which are designated by the Trust to redeeming Unitholders, and capital gains the tax on which may be offset by capital losses carried forward from prior years or is recoverable by the Trust, will be payable in the year to Unitholders by way of cash distributions, subject to the exceptions described below. Where the income of the Trust in a taxation year exceeds the monthly cash distributions for that year, such excess income will be distributed to Unitholders in the form of additional Trust Units. Income of the Trust payable to Unitholders, whether in cash, additional Trust Units or otherwise, will generally be deductible by the Trust in computing its taxable income provided that the Trust deducts such amount in computing its income.

The Trust will be entitled for each taxation year to reduce (or receive a refund in respect of) its liability, if any, for tax on its net realized taxable capital gains by an amount determined under the Tax Act based on the redemption of Trust Units during the year (the "capital gains refund"). In certain circumstances, the capital gains refund in a particular taxation year may not completely offset the Trust's tax liability for that taxation year arising in connection with the distribution of its property on the redemption of Trust Units. The Deed of Trust provides that all or a portion of any income or taxable capital gain realized by the Trust as a result of that redemption may, at the discretion of the Trustee, be treated as income or taxable capital gain paid to, and designated as income or taxable capital gain of, the redeeming Unitholders, and thus deductible by the Trust in computing its income. In addition, accrued interest on Business Notes distributed to a redeeming Unitholder may be treated as an amount paid to the Unitholder and will be deductible by the Trust.

Counsel has been advised that the Trust intends to make sufficient distributions in each year of its net income for tax purposes and net realized capital gains so that the Trust will generally not be liable in that year for income tax under Part I of the Tax Act. Counsel can provide no opinion in this regard.

Taxation of the Petrowest Business Trust and the Partnerships

The taxation year of the Petrowest Business Trust is the calendar year. The Petrowest Business Trust will be taxable on its income determined under the Tax Act for each taxation year, which will include its allocated share of the income of the Partnerships for the fiscal periods ending on or before the year end of the Petrowest Business Trust, except to the extent such income is paid or payable in such year to the Trust and is deducted by the Petrowest Business Trust in computing its income for tax purposes. The Petrowest Business Trust will generally be entitled to deduct its expenses incurred to earn such income provided such expenses are reasonable and otherwise deductible, subject to the relevant provisions of the Tax Act. Under the Business Deed of Trust, all of the income of the Petrowest Business Trust for each year (determined without reference to subsection 104(6) of the Tax Act), together with the taxable and non-taxable portion of any capital gains realized by the Petrowest Business Trust in the year, will generally be payable in the year to the Trust and will generally be deductible by the Petrowest Business Trust in computing its taxable income. Counsel has been advised by the Trust that the Trust does not expect the Petrowest Business Trust to be liable for any material amount of tax under Part I of the Tax Act. Counsel can provide no opinion in this regard.

The Partnerships are not themselves liable to tax under the Tax Act. Each partner of the Partnerships, including the Petrowest Business Trust, is required to include in computing the partner's income for a particular taxation year the partner's share of the income or loss of the Partnership, as the case may be, for its fiscal year ending in, or coinciding with, the partner's taxation year, whether or not any of that income is distributed to the partner in the taxation year. For this purpose, the income or loss for each Partnership will be computed for each fiscal year as if such Partnership was a separate person resident in Canada. The net income or loss of the Partnership for a fiscal year will be allocated to the partners of such Partnership, in the manner set out in the relevant partnership agreement, subject to the detailed rules in the Tax Act in that regard.

If a Partnership does incur losses for tax purposes, the Petrowest Business Trust will be entitled to deduct in the computation of its income for tax purposes its share of any such losses for any fiscal year to the extent that the Petrowest Business Trust's investment is "at risk" within the meaning of the Tax Act. In general, the amount "at risk" for a limited partner in a limited partnership for any taxation year will be the adjusted cost base of the limited partner's partnership interest at the end of the year, plus any undistributed income allocated to the limited partner for the year, less any amount owing by the limited partner (or a person with whom the limited partner does not deal at arm's length) to the limited partnership (or a person with whom it does not deal at arm's length) and less the amount of any benefit that the limited partner (or a person with whom the limited partner does not deal at arm's length) is entitled to receive or obtain for the purpose of reducing, in whole or in part, any loss of the limited partner from the investment.

Taxation of Unitholders

Fund Distributions

A Unitholder will generally be required to include in income for a particular taxation year the portion of the net income for tax purposes of the Trust for a taxation year, including net realized taxable capital gains, that is paid or payable to the Unitholder in the particular taxation year, whether that amount is received in cash, additional Trust Units or otherwise. Any loss of the Trust for purposes of the Tax Act cannot be allocated to the Unitholders. Income of a Unitholder from the Trust Units will generally be considered income from property for the purposes of the Tax Act.

It is expected that most income (including income designated as taxable capital gains but excluding any portion designated as a taxable dividend) received or receivable by a Unitholder from the Trust will be investment income for the purposes of the additional refundable tax of 6⅔% payable by a corporation that is throughout the year a "Canadian-controlled private corporation" (as defined in the Tax Act) on certain investment income.

The non-taxable portion of any net realized capital gains of the Trust that is paid or payable to a Unitholder in a taxation year will not be included in computing the Unitholder's income for the year and will not reduce the adjusted cost base of the Unitholder's Trust Units. Any other amount in excess of the net income of the Trust that is paid or payable to a Unitholder in that year will not generally be included in the Unitholder's income for the year. However, where such an amount is paid or payable to a Unitholder (other than as proceeds in respect of the

redemption of Trust Units), the Unitholder will be required to reduce the adjusted cost base of the Trust Units by that amount. To the extent that the adjusted cost base of a Trust Unit would otherwise be a negative amount, the negative amount will be deemed to be a capital gain and the adjusted cost base of the Trust Unit to the Unitholder will immediately thereafter be nil. The taxation of capital gains is described below.

Dispositions of Units

On the disposition or deemed disposition of a Trust Unit whether on a redemption or otherwise, the Unitholder will realize a capital gain (or capital loss) equal to the amount by which the Unitholder's proceeds of disposition exceed (or are less than) the aggregate of the adjusted cost base of the Trust Unit and any reasonable costs of disposition. Proceeds of disposition will not include an amount payable by the Trust that is otherwise required to be included in the Unitholder's income, including any capital gain realized by the Trust in connection with a redemption which has been designated by the Trust to the redeeming Unitholder. The taxation of capital gains and capital losses is described below.

The cost of a Unit acquired pursuant to this offering will be the subscription price thereof. The cost to a Unitholder of additional Trust Units received in lieu of a cash distribution of income will be the amount of income distributed by the issue of those Trust Units. For the purpose of determining the adjusted cost base to a Unitholder of Trust Units, when a Trust Unit is acquired, the cost of the newly acquired Trust Unit will be averaged with the adjusted cost base of all of the Trust Units owned by Unitholder as capital property immediately before that acquisition. The non-taxable portion of distributions (other than the non-taxable portion of any net capital gains) will generally reduce the adjusted cost base of a Trust Unit.

Where Trust Units are redeemed and the redemption price is paid by the delivery of Business Notes to the redeeming Unitholder, the proceeds of disposition to the Unitholder of the Trust Units will be equal to the fair market value of the Business Notes so distributed less any income or capital gain realized by the Trust in connection with the redemption of those Trust Units which has been designated by the Trust to the Unitholder. Where any income or capital gain realized by the Trust in connection with the distribution of Business Notes on the redemption of Trust Units has been designated by the Trust to a redeeming Unitholder, the Unitholder will be required to include in income the income or taxable portion of the capital gain so designated. The redeeming Unitholder will be required to include in income, interest on any Business Notes acquired (including interest that accrued prior to the date of the acquisition of such Business Notes by the Unitholder that is designated as income to the Unitholder by the Trust) in accordance with the provisions of the Tax Act. The cost of any Business Notes distributed by the Trust to a Unitholder upon a redemption of Trust Units will be equal to the fair market value of those Business Notes at the time of the distribution less any accrued interest on such Business Notes. The Unitholder will thereafter be required to include in income interest on the Business Notes, in accordance with the provisions of the Tax Act. To the extent that the Unitholder is required to include in income any interest accrued to the date of the acquisition of Business Notes by the Unitholder, an offsetting deduction may be available. **Unitholders are advised to consult their own tax advisers prior to exercising their redemption rights.**

The consolidation of Trust Units of the Trust will not be considered to result in a disposition of Trust Units by Unitholders. The aggregate adjusted cost base to a Unitholder of all of the Unitholder's Trust Units of the Trust will not change as a result of a consolidation of Trust Units; however, the adjusted cost base per Trust Unit will increase.

Capital Gains and Capital Losses

One-half of any capital gain realized by a Unitholder on a disposition or deemed disposition of Trust Units and the amount of any net taxable capital gains designated by the Trust in respect of a Unitholder generally will be included in the Unitholder's income as a taxable capital gain in the taxation year in which the disposition occurs or in respect of which a net taxable capital gains designation is made by the Trust. One-half of any capital loss realized by a Unitholder on a disposition or deemed disposition of Trust Units generally may be deducted only from taxable capital gains of the Unitholder in the year of disposition, in the three preceding taxation years or in any subsequent taxation year in accordance with the provisions of the Tax Act.

A Unitholder that is a Canadian-controlled private corporation (as defined in the Tax Act) will also be liable for a refundable tax of 6⅔% computed with reference to its "aggregate investment income" for the year, which includes amounts in respect of taxable capital gains.

Where a Unitholder that is a corporation or trust (other than a mutual fund trust) disposes of a Trust Unit, the Unitholder's capital loss from the disposition will generally be reduced by the amount of dividends previously designated by the Trust to the Unitholder except to the extent that a loss on a previous disposition of a Trust Unit has been reduced by those dividends. Analogous rules apply where a corporation or trust (other than a mutual fund trust) is a member of a partnership that disposes of Trust Units.

Alternative Minimum Tax

In general terms, net income of the Trust paid or payable to a Unitholder who is an individual or a trust that is designated as taxable dividends or capital gains and capital gains realized on the disposition of Trust Units may increase the Unitholder's liability for alternative minimum tax.

RISK FACTORS

An investment in the securities offered hereby should be considered speculative due to the nature of the Trust's business and its present stage of development. A prospective investor should consider carefully the risk factors set out below. In addition, prospective investors should carefully review and consider all other information contained in the prospectus before making an investment decision and consult their own experts where necessary. An investment in Units should only be made by Persons who can afford a significant or total loss of their investment.

Risks Relating to the Business

Absence of Current Business

The Trust has not carried on any business prior to the date hereof and does not hold any material assets, other than the right, via Acquisitionco, to acquire the Acquired Companies pursuant to the Purchase and Sale Agreements. Closing of this offering is conditional upon the satisfaction of the Acquisition Condition on or before October 31, 2006. Although the Trust is not aware of any material liabilities relating to any of the Acquired Companies, it is possible that liabilities may arise in the future which could have a material adverse effect on the Trust.

Absence of Operating History as a Public Trust

Although Petrowest's executive officers have substantial experience in the energy services industry, they have limited experience operating a public entity. To operate effectively, the Trust will be required to continue to implement changes in certain aspects of its business, improve and expand its information systems and develop, manage and train management level and other employees to comply with on-going public company requirements. Failure to take such actions, or delay in the implementation thereof, may have a material adverse effect on the Trust's business, results of operations, financial condition and cash flows.

Failure to Acquire all of the Acquired Companies

The Acquisition Condition does not require the acquisition of all of the Acquired Companies. There can be no assurance that the Trust will acquire all of the Acquired Companies and as a result, as of the date hereof, the Trust is not able to determine which businesses Petrowest will operate in following the Closing this offering. References in this prospectus to the Acquired Companies and the business of the Trust assume the acquisition of all of the Acquired Companies pursuant to the Concurrent Acquisitions. The pro forma financial statements contained herein also assume the acquisition of all of the Acquired Companies.

Failure to Realize Anticipated Benefits of Acquisitions

Achieving the benefits of the Concurrent Acquisitions and future acquisitions will depend in part on successfully consolidating functions and integrating operations, procedures and personnel of all of the Acquired Companies in a timely and efficient manner, as well as Petrowest's ability to realize the anticipated growth opportunities and synergies from integrating each of the acquired businesses. This integration will require the dedication of management effort, time and resources which may divert management's focus and resources from other strategic opportunities and from operational matters during this process. The integration process may result in the disruption of ongoing business, customer and employee relationships that may adversely affect Petrowest's ability to achieve the anticipated benefits of the acquisitions.

Volatility of Industry Conditions

The demand, pricing and terms for energy services largely depend upon the level of industry activity for Canadian natural gas and, to a lesser extent, oil exploration and development. Industry conditions are influenced by numerous factors over which Petrowest will have no control, including: the level of oil and gas prices; expectations about future oil and gas prices; the cost of exploring for, producing and delivering oil and gas; the expected rates of declining current production; the discovery rates of new oil and gas reserves; available pipeline and other oil and gas transportation capacity; worldwide weather conditions; global political, military, regulatory and economic conditions; and the ability of oil and gas companies to raise equity capital or debt financing.

The level of activity in the Canadian oil and gas exploration and production industry is volatile. No assurance can be given that expected trends in oil and gas production activities will continue or that demand for energy services will reflect the level of activity in the industry. Any prolonged substantial reduction in oil and natural gas prices would likely affect oil and gas production levels and therefore affect the demand for services to oil and gas customers. A material decline in oil or gas prices or Canadian industry activity could have a material adverse effect on Petrowest's business, financial condition, results of operations and cash flows and therefore on the distributions to Unitholders.

Seasonality

In Canada, the level of activity in the energy services industry is influenced by seasonal weather patterns. Spring breakup during the second quarter leaves many secondary roads temporarily incapable of supporting the weight of heavy equipment, which results in severe restrictions in the level of energy services. The duration of this period will have a direct impact on the level of Petrowest's activities. Spring breakup occurs earlier in the year in southeastern Alberta than it does in northern Alberta and British Columbia. The timing and duration of spring breakup are dependant on weather patterns but it generally occurs in April and May. Additionally, if an unseasonably warm winter prevents sufficient freezing, Petrowest may not be able to access well sites and its operating results and financial condition may therefore be adversely affected. The demand for energy services may also be affected by the severity of the Canadian winters. In addition, during excessively rainy periods, equipment moves may be delayed, thereby adversely affecting revenues. The volatility in the weather and temperature can therefore create unpredictability in activity and utilization rates, which can have a material adverse effect on Petrowest's business, financial condition, results of operations and cash flows and therefore on the distributable income to be distributed to Unitholders.

Capital Expenditures

Petrowest will operate in a capital intensive business. There can be no assurance that the actual capital costs incurred by Petrowest will not be higher than anticipated. In particular, Petrowest will be subject to capital costs that it has little control over, including, but not limited to, the cost of the equipment required by Petrowest's business. Any material increase in capital costs may materially affect Petrowest's business, financial conditions, results of operations and cash flows, and therefore the distributable income to be distributed to Unitholders.

Alternatives to and Changing Demand for Petroleum Products

Fuel conservation measures, alternative fuel requirements, increasing consumer demand for alternatives to oil and gas, and technological advances in fuel economy and energy generation devices could reduce the demand for

crude oil and other liquid hydrocarbons. The Trust cannot predict the impact of changing demand for oil and gas products, and any major changes may have a material adverse effect on Petrowest's business, financial condition, results of operations and cash flows and therefore on the distributable income to be distributed to Unitholders.

Sources, Pricing and Availability of Equipment and Equipment Parts

Petrowest will source its equipment and equipment parts from a variety of suppliers, most of whom are located in Canada and the United States. Should any suppliers of the Trust be unable to provide the necessary equipment or parts or otherwise fail to deliver products in the quantities required, any resulting delays in the provision of services or in the time required to find new suppliers could have an material adverse effect on Petrowest's business, financial condition, results of operations and cash flows and therefore on the distributable income to be distributed to Unitholders.

Economic Dependence

Several of the Acquired Companies are economically dependent on a limited number of key customers. Each of Wales Contractors, Gordon Bros. Construction, Neuwest Equipment Rentals, D&D Well Services and Roy Larson Construction had a significant amount of their sales concentrated with their three largest customers in their last completed fiscal year (90%, 84%, 86%, 42% and 80%, respectively). There can be no assurance that Petrowest's relationship with the Acquired Companies' customers will continue, and a significant reduction or total loss of the business from these customers, if not offset by sales to new or existing customers, could have a material adverse effect on the Trust's business, financial condition, results of operations and cash flows and therefore on the distributable income to be distributed to Unitholders.

Government Regulation

The operations of Petrowest will be subject to a variety of federal, provincial and local laws, regulations, and guidelines, including laws and regulations relating to health and safety, the conduct of operations, the protection of the environment, the operation of equipment used in its operations and the transportation of materials and equipment it provides for its clients. Petrowest believes that each of the Acquired Companies is currently in compliance with such laws and regulations. Petrowest intends to invest financial and managerial resources to ensure such compliance and will continue to do so in the future. Although such expenditures historically have not been material to each of the Acquired Companies, such laws or regulations are subject to change. Accordingly, it is impossible for Petrowest to predict the cost or impact of such laws and regulations on its future operations.

Kyoto Protocol

Canada is a signatory to the United Nations Framework Convention on Climate Change and has adopted the Kyoto Protocol established thereunder to set legally binding targets to reduce nation-wide emissions of carbon dioxide, methane, nitrous oxide and other so-called "greenhouse gases". The Government of Canada has published Moving Forward on Climate Change: A Plan for Honouring our Kyoto Commitment which suggests further legislation will set greenhouse gases emission reduction requirements for various industrial activities, including oil and gas exploration and production. Future federal legislation, together with provincial emission reduction requirements, such as those in effect in Alberta's *Climate Change and Emissions Management Act,* may require the reduction of emissions or emissions intensity from Petrowest's operations and facilities. Mandatory emissions reductions may result in increased operating costs and capital expenditures for oil and gas producers, thereby decreasing the demand for Petrowest's services. The mandatory emissions reductions may also impair Petrowest ability to provide its services economically. Management is unable to predict the impact of the Kyoto Protocol on Petrowest and it is possible that it will adversely affect Petrowest's business, financial condition, results of operations and cash flows and therefore on the distributable income to be distributed to Unitholders.

Operating Risks and Insurance

Petrowest's operations will be subject to hazards inherent in the oil and gas industry, such as equipment defects, malfunction and failures, and natural disasters which result in fires, vehicle accidents, explosions and uncontrollable flows of natural gas or well fluids that can cause personal injury, loss of life, suspension of operations, damage to formations, damage to facilities, business interruption and damage to or destruction of

property, equipment and the environment. These risks could expose the Trust to substantial liability for personal injury, wrongful death, property damage, loss of oil and gas production, pollution, and other environmental damages. The frequency and severity of such incidents will affect operating costs, insurability and relationships with customers, employees and regulators.

Petrowest will continuously monitor its activities for quality control and safety. However, there are no assurances that Petrowest safety procedures will always prevent such damages. Although Petrowest will maintain insurance coverage that it believes to be adequate and customary in the industry, there can be no assurance that such insurance will be adequate to cover the Petrowest's liabilities. In addition, there can be no assurance that Petrowest will be able to maintain adequate insurance in the future at rates it considers reasonable and commercially justifiable. The occurrence of a significant uninsured claim, a claim in excess of the insurance coverage limits maintained by the Trust, or a claim at a time when it is not able to obtain liability insurance, could have a material adverse effect on Petrowest's ability to conduct normal business operations and on its financial condition, results of operations and cash flows and therefore on the distributable income to be distributed to Unitholders.

Agreements and Contracts

The business operations of Petrowest will depend on verbal, performance based agreements with its customer base that are cancelable at any time by either Petrowest or its customers. The key factors, which will determine whether a client continues to use Petrowest, are service quality and availability, reliability and performance of equipment used to perform its services, technical knowledge and experience, reputation for safety and competitive price. There can be no assurance that Petrowest's relationship with the Acquired Companies' customers will continue, and a significant reduction or total loss of the business from these customers, if not offset by sales to new or existing customers, could have a material adverse effect on Petrowest's business, financial condition, results of operations and cash flows and therefore on the distributable income to be distributed to Unitholders.

Personnel

The successful operation of Petrowest's business will depend upon the abilities, expertise, judgment, discretion, integrity and good faith of its executive officers, general managers, employees and consultants. Petrowest is particularly dependent on its Chief Executive Officer, Kenneth N. Drysdale. In addition, the ability of Petrowest to expand its services will depend upon the ability to attract qualified personnel as needed. The demand for skilled oilfield employees is high, and the supply is limited. The executive officers of Petrowest, including Mr. Drysdale and the general managers of the businesses of the Acquired Companies have entered into management contracts with Petrowest. However, these agreements may be terminated by the employee on giving one month's notice. The unexpected loss of Petrowest key personnel, including Mr. Drysdale or the general managers of the businesses of the Acquired Companies, or the inability to retain or recruit skilled personnel could have a material adverse effect on Petrowest's business, financial condition, results of operations and cash flows and therefore on the distributable income to be distributed to Unitholders.

Competition

Petrowest will provide pre-drilling and post-completion services to the northern region of the WCSB, primarily to the field operation locations of oil and gas exploration and production companies located in western Canada. The oilfield service business in which Petrowest will operate is highly competitive. To be successful, Petrowest must provide services that meet the specific needs of its clients at competitive prices. The principal competitive factors in the markets in which Petrowest operates are quality of service and availability, reliability and performance of equipment used to perform its services, technical knowledge and experience and reputation for safety and price. Petrowest will compete with several regional competitors that are both smaller and larger than it is. These competitors offer similar services in all geographic regions in which Petrowest will operate. As a result of competition, Petrowest may be unable to continue to provide its present services or to acquire additional business opportunities, which may affect Petrowest's business, financial condition, results of operations and cash flows.

Reduced levels of activity in the oil and natural gas industry can intensify competition and result in lower revenue to Petrowest. Variations in the exploration and development budgets of oil and natural gas companies which are directly affected by fluctuations in energy prices, the cyclical nature and competitiveness of the oil and

natural gas industry and governmental regulation, will have an affect upon Petrowest's ability to generate revenue and earnings.

Credit Risk

A substantial portion of Petrowest's accounts receivable will be with customers involved in the oil and gas industry, whose revenues may be impacted by fluctuations in commodity prices. Collection of these receivables could be influenced by economic factors affecting the oil and gas industry.

Conflicts of Interest

Certain of the proposed directors and officers of the General Partner are also directors and officers of other oil and gas and energy service companies, and conflicts of interest may arise between their duties as officers and directors of the General Partner and as officers and directors of such other companies.

There may be situations in which the interests of the proposed directors and management of, and consultants to, the General Partner may conflict with those of the General Partner. Certain members of management are currently involved, and will continue to be involved, in other entities, businesses and activities, some of which are described herein and all of which will place varying and conflicting demands on their time and attention. Furthermore, some such conflicts may result in the individual being in a direct conflict of interest position in relation to the Trust. Any conflicts will be resolved in accordance with the provisions of applicable laws.

Foreign Exchange and Interest Rates

Petrowest incurs costs in United States dollars, particularly in relation to equipment parts purchased from the United States. Accordingly, Petrowest is subject to risk from fluctuations in the in the rates of currency exchange between the United States dollar and Canadian dollar, and such fluctuations may materially affect Petrowest's business, financial conditions, results of operations and cash flows, and therefore the distributable income to be distributed to Unitholders. Therefore any increase in relevant interest rates will increase the amount Petrowest pays in relation to financing activities.

Disclosure and Internal Controls

Although Petrowest has and will continue to take actions to ensure appropriate internal control and disclosure measures, there are inherent limitations in Petrowest's ability to control all circumstances. Petrowest does not expect that its internal controls and disclosure controls will prevent all error and all fraud. A control system, no matter how well conceived and operated, can provide only reasonable, not absolute, assurance that the objectives of the control system are met. In addition, the design of a control system must reflect the fact that there are resource constraints and the benefit of controls must be relative to their costs. There are always inherent limitations to a control system, which include, but are not limited to, faulty decision-making and simple errors or mistakes. Additionally, controls can be circumvented by individual acts, or by two or more persons acting together, or by management overriding controls. The design of any system of controls is based in part upon assumptions as to the likelihood of future events, and there can be no assurance that any design will succeed in avoiding all error and fraud that may occur under future conditions, particularly those that are unforeseeable.

Leverage and Restrictive Covenants

Petrowest intends to obtain a credit facility of approximately $60 million following the Closing. The degree to which Petrowest draws against such credit facility could have important consequences to Unitholders, including: (i) a portion of Petrowest's cash flow from operations will be dedicated to the repayment of principal of and interest on its indebtedness, thereby reducing funds available for distribution; (ii) certain of Petrowest's borrowings will be at variable rates of interest, which exposes Petrowest to the risk of increased interest rates. Petrowest's ability to make scheduled payments of principal and interest on, or to refinance, its indebtedness will depend on its future operating performance and cash flow, which are subject to prevailing economic conditions, prevailing interest rate levels, and financial, competitive, business and other factors, many of which are beyond its control.

The credit facility is expected to contain certain customary operating covenants that limit the discretion of management with respect to certain business matters. These covenants will place restrictions on, among other things, the ability of Petrowest to incur additional indebtedness, to create liens or other encumbrances, to pay distributions or make certain other payments, investments, loans and guarantees and to sell or otherwise dispose of assets and merge or consolidate with another entity. Failure to comply with the obligations in the agreements with respect to the credit facility could result in an event of default which, if not cured or waived, could permit acceleration of the relevant indebtedness.

Risks Relating to an Investment in the Trust

Investment Eligibility; Mutual Fund Trust Status

If the Trust ceases to qualify as a mutual fund trust, the Units will cease to be qualified investments for Plans. Where at the end of any month a Plan holds Units that are not qualified investments, the Plan must, in respect of that month, pay a tax under Part XI.1 of the Tax Act equal to 1% of the fair market value of the Units at the time such Units were acquired by the Plan. In addition, where a trust governed by a registered retirement savings plan or registered retirement income fund holds Units that are not qualified investments, the trust will become taxable on its income attributable to the Units while they are not qualified investments, including the full amount of any capital gain realized on a disposition of Units while they are not qualified investments. Where a trust governed by a registered education savings plan holds Units that are not qualified investments, the plan's registration may be revoked. In addition, if the Trust were to cease to qualify as a mutual fund trust, Units held by Unitholders that are not residents of Canada would become taxable Canadian property. These non-resident holders would be subject to Canadian income tax on any gains realized on a disposition of Units held by them, subject to the application of any exemption under an income tax convention.

Redemption of Units

It is anticipated that the redemption right associated with Units will not be the primary mechanism for holders of Units to dispose of their Units. Business Notes, which may be distributed in specie to Unitholders in connection with a redemption, will not be listed on any stock exchange and no market is expected to develop in such Business Notes. Business Notes will not be qualified investments for trusts governed by Plans.

Nature of Units

The Units do not represent a traditional investment in the energy services sector and should not be viewed by investors as units in the Partnerships or as a direct investment in the Partnerships' business or assets. The Units represent a fractional interest in the Trust. As holders of Units, Unitholders do not have the statutory rights normally associated with ownership of shares of a corporation including, for example, the right to bring "oppression" or "derivative" actions.

The Trust's primary assets are the Business Units and the Business Notes. The price per Unit is a function of the anticipated distributable income, the underlying assets of the Trust and the Partnerships' ability to effect long-term growth in the value of the business. The market price of Units will be sensitive to a variety of market conditions including, but not limited to, interest rates, commodity prices and the ability of Petrowest to acquire additional assets. Changes in market conditions may adversely affect the trading price of Units.

The Units are not "deposits" within the meaning of the *Canada Deposit Insurance Corporation Act* (Canada) and are not insured under the provisions of that Act or any other legislation. Furthermore, the Trust is not a trust company and, accordingly, is not registered under any trust and loan company legislation as it does not carry on or intend to carry on the business of a trust company.

Unitholder Limited Liability

The Deed of Trust provides that no Unitholder will be subject to any liability in connection with the Trust or its obligations or affairs and, in the event that a court determines that Unitholders are subject to any such liabilities, the liabilities will be enforceable only against, and will be satisfied only out of, the Unitholder's share of the Trust's assets.

The Deed of Trust provides that all written instruments signed by or on behalf of the Trust must contain a provision to the effect that such obligation will not be binding upon Unitholders personally. Personal liability may also arise in respect of claims against the Trust that do not arise under contracts, including claims in tort, claims for taxes and possibly certain other statutory liabilities. The possibility of any personal liability of this nature arising is considered unlikely by the Trust.

The operations of the Trust will be conducted, upon the advice of counsel, in such a way and in such jurisdiction as to avoid as far as possible any material risk of liability on Unitholders for claims against the Trust.

Restrictions on Non-Resident Ownership

The Deed of Trust contains a number of provisions designed to protect the status of the Trust as a "mutual fund trust" under the Tax Act which, *inter alia,* requires that a mutual fund trust cannot be established or maintained primarily for the benefit of persons who are not resident in Canada for purposes of the Tax Act. Under the Proposed Amendments, the requirement would be changed, effective January 1, 2005, to a requirement that not more than 50% (by value) of the outstanding Units may at any time be held by non-residents. If, in the future, Petrowest determines that a risk of losing its mutual fund trust status exists, it is entitled to take a number of actions under the Deed of Trust, including to require Unitholders that it believes are non-residents of Canada to sell their Units, which action may have an adverse effect on the market price of the Units. In addition, there can be no assurances that the Tax Act will not be amended in the future in a manner that would have a material adverse impact on the mutual fund trust status of the Trust.

Dependence on Operating Entities

The Trust is an unincorporated, open-ended, limited purpose mutual fund trust established under and governed by the laws of the Province of Alberta pursuant to the Deed of Trust that is entirely dependent upon the operations and assets of the Partnerships through the direct and indirect ownership of the Business Units, the Business Notes and the Partnerships Units, respectively. Accordingly, the cash distributions to Unitholders will be dependent upon the ability of Petrowest Business Trust and the Partnerships to pay their interest obligations under the Business Notes and Business Units, respectively.

Return of Capital

Cash distributions do not represent a "yield" in the traditional sense as they may represent both return of capital and return on investment.

Changes in Legislation

There can be no assurance that income tax laws and other governmental programs relating to the oil and gas industry and the energy services industry, such as the status of mutual fund trusts, will not be changed in a manner which adversely affects Unitholders.

Delay in Cash Distributions

In addition to the usual delays in payment by purchasers of the Trust's services, payments between any of such parties may also be delayed by restrictions imposed by lenders, delay in the sale of services or other delays. Such delays may have an impact on distributable income to be distributed to Unitholders.

Additional Financing

There is no guarantee that the Trust will be able to secure additional financing for future costs of operations or expansion. Additional financing may not be available, or may not be available on favorable terms. Where additional financing is raised by the issuance of Units or securities convertible into Units, control of the Trust may change and Unitholders may suffer dilution to their investment. The Trust's activities may also be financed partially or wholly with debt, which may increase the Trust's debt levels above industry standards. The level of the Trust's

indebtedness from time to time could impair the Trust's ability to obtain additional financing in the future on a timely basis to take advantage of business opportunities that may arise.

Absence of Prior Public Market

Prior to this offering there has been no public market for the Units. The offering price has been determined by negotiation between the General Partner, on behalf of the Trust and the Underwriters and may bear no relationship to the price at which the Units will trade in the public market subsequent to this offering.

Income Tax Matters

There can be no assurance that Canadian federal or provincial income tax laws and administrative policies respecting the treatment of mutual fund trusts will not be changed in a manner which adversely affects the holders of Units. If the Trust ceases to qualify as a "mutual fund trust" under the Tax Act, the income tax considerations described herein under the heading "Canadian Federal Income Tax Considerations" would be materially and adversely different in certain respects, including that Units would cease to be qualified investments for Plans. The Tax Act imposes penalties for the acquisition or holding of non-qualified investments.

The Budget Proposals included proposed amendments to the Tax Act to restrict direct and indirect holdings in certain "business income trusts" (as defined in the Budget Proposals) by certain tax-exempt entities. On May 18, 2004, the Minister of Finance (Canada) announced that the application of the Budget Proposals relating to business income trusts was suspended to allow further consultation with interested parties. This position was reiterated by the Minister of Finance (Canada) in the press release that accompanied the release of the draft amendments for the Budget Proposals dated September 16, 2004. As part of the release of the 2005 Federal Budget, the Minister of Finance (Canada) issued further statements in respect of the Budget Proposals advising that the Department of Finance (Canada) would continue to consult stakeholders on tax issues related to business income trusts and other flow-through entities. On September 8, 2005, the Department of Finance (Canada) released a consultation paper on tax and other issues related to publicly listed flow-through entities such as income trusts and limited partnerships and invited interested parties to make submissions prior to December 31, 2005. In addition, on September 19, 2005, the Minister of Finance (Canada) announced that the Government would postpone providing advance tax rulings respecting flow-through entity structures pending these consultations. On November 23, 2005, the Minister of Finance (Canada) announced that the public consultation process had ended and tabled in the House of Commons a Notice of Ways and Means Motion to implement a reduction in personal income tax on dividends paid by public corporations with a view to establishing a better balance between the treatment of large corporations and that of income trusts. No measures were announced with respect to the taxation of flow-through entities and their investors. No assurance may be given that further review of the tax treatment of flow-through entities will not be undertaken or that Canadian federal income tax laws and/or provincial income tax laws respecting flow-through entities will not be changed in a manner which adversely affects the Trust and the Unitholders. To the extent that changes are made, such changes could result in the income tax considerations described under the heading "Canadian Federal Income Tax Considerations" being materially different in certain respects.

Currently, subject to certain exemptions, a trust will not be considered to be a mutual fund trust if it is established or maintained primarily for the benefit of non-residents. On September 16, 2004, the Minister of Finance (Canada) released draft amendments to the Tax Act. Under the draft amendments, a trust would lose its status as a mutual fund trust if the aggregate fair market value of all units issued by the trust held by one or more non-resident persons or partnerships that are not Canadian partnerships is more than 50% of the aggregate fair market value of all the units issued by the trust where more than 10% (based on fair market value) of the trust's property is taxable Canadian property or certain other types of property. If the draft amendments are enacted as proposed, and if, at any time, more than 50% of the aggregate fair market value of Units of the Trust were held by non-residents and partnerships other than Canadian partnerships, the Trust would, unless an exemption were applicable, thereafter cease to be a mutual fund trust. The draft amendments do not currently provide any means of rectifying a loss of mutual fund trust status. On December 6, 2004, the Department of Finance tabled a Notice of Ways and Means Motion which did not include these proposed changes. The Department of Finance indicated that the implementation of the proposed changes would be suspended pending further consultation with interested parties.

Interest on the Business Notes will accrue at the Trust level for Canadian federal income tax purposes, whether or not actually paid. The Deed of Trust provides that a sufficient amount of the Trust's net income and net realized capital gains will be distributed each year to Unitholders in order to eliminate the Trust's liability for tax under Part I of the Tax Act. Where such amount of net income (including interest on the Business Notes) and net realized capital gains of the Trust in a taxation year exceeds the cash available for distribution in the year, such excess net income and net realized capital gains will be distributed to Unitholders in the form of additional Units. Unitholders will generally be required to include an amount equal to the fair market value of those Units in their taxable income, in circumstances when they do not directly receive a cash distribution.

Statutory Remedies

The Trust is not a legally recognized entity within the relevant definitions of the *Bankruptcy and Insolvency Act* (Canada), the *Companies' Creditors Arrangement Act* (Canada) and in some cases, the *Winding Up and Restructuring Act* (Canada). As a result, in the event a restructuring of the Trust were necessary, the Trust and its stakeholders would not be able to access the remedies and procedures available thereunder.

MATERIAL CONTRACTS

The only contracts entered into by the Trust or any of its subsidiaries within the past two years that can reasonably be regarded as material to an investor in the Units, other than contract entered into in the ordinary course of business, are as follows:

- the Deed of Trust described under "Description of the Trust";
- the Business Deed of Trust described under "Description of Petrowest Business Trust";
- the Partnership Agreements described under "Description of the Partnerships";
- the Administration Agreement described under "Administration Agreement";
- the Underwriting Agreement described under "Plan of Distribution";
- the Shareholders Agreement described under "Shareholders Agreement";
- the Purchase and Sale Agreements described under "Acquisition of the Acquired Companies";
- the Note Indenture described under "Description of Petrowest Business Trust"; and
- the Escrow Agreement described under "Escrowed and Subordinated Securities".

Copies of these contracts may be inspected during normal business hours at the Calgary office of the Trust's counsel at 4500, 855-2nd Street S.W., Calgary, Alberta and at the Toronto office of the Trust's counsel at Suite 3400, 1 First Canadian Place, Toronto, Ontario during the period of distribution.

EXPERTS

Certain legal matters relating to the Units will be passed upon on behalf of the Trust by Bennett Jones LLP and on behalf of the Underwriters by Stikeman Elliott LLP. None of Bennett Jones LLP, Stikeman Elliott LLP or any associate or partner thereof has received or will receive a direct or indirect interest in the property of the Trust. The partners and associates of Bennett Jones LLP, as a group and the partners and associates of Stikeman Elliott LLP, as a group, own, directly or indirectly, less than 1% of the securities of the Trust, except for Bradley D. Markel, a partner of Bennett Jones LLP and Corporate Secretary of the General Partner, who is the settlor of the Trust and currently owns the Initial Trust Unit.

LEGAL PROCEEDINGS

Management is not aware of any material litigation outstanding, threatened or pending by or against the Trust, Petrowest Business Trust, the Partnerships, Acquisitionco or the General Partner.

INTERESTS OF MANAGEMENT AND OTHERS IN MATERIAL TRANSACTIONS

Other than as disclosed elsewhere in this prospectus, none of the Directors, officers or principal shareholders of the Trust or the General Partner, and no associate or affiliate of any of them, has or has had any material interest in any transaction which materially affects the Trust, the General Partner, Acquisition or the Partnerships. Kenneth N. Drysdale and Gary Sweetman are principals of Neuwest Equipment which has entered into an acquisition agreement with Acquisitionco. See "Acquisition of the Acquired Companies".

PROMOTERS

Messrs. Ken N. Drysdale and Gary Sweetman may be considered promoters of the Trust (collectively, the "Promoters"). The number and percentage of Units each of the Promoters will hold at Closing is outlined in the following table:

Name	Number of Units[(1)(2)]	Percentage of Outstanding Units[(1)]
Kenneth N. Drysdale	561,505[(3)]	2.0
Gary Sweetman	561,505[(4)]	2.0

Notes:

(1) After giving effect to this offering and the Concurrent Acquisitions and including Subordinated Units.

(2) Disclosed Units include, in certain circumstances, Units to be held by members of the named person's immediate family.

(3) Mr. Drysdale acquired 250,000 Subordinated Units pursuant to a subscription agreement between Mr. Drysdale and the Trust dated July 6, 2006 and will acquire 311,505 Trust Units pursuant to the Purchase and Sale Agreement among Messrs. Drysdale and Sweetman, Neuwest Equipment and Acquisitionco.

(4) Mr. Sweetman acquired 250,000 Subordinated Units pursuant to a subscription agreement between Mr. Sweetman and the Trust dated July 6, 2006 and will acquire 311,505 Trust Units pursuant to the Purchase and Sale Agreement among Messrs. Drysdale and Sweetman, Neuwest Equipment and Acquisitionco.

In certain circumstances, payments of distributions on the Subordinated Units held by the Promoters will be subordinate to the prior payment of distributions to public Unitholders holding Trust Units. See "Description of the Trust – Units" and "Escrowed and Subordinated Securities".

AUDITOR

The auditor of the Trust is PricewaterhouseCoopers LLP, Chartered Accountants, 3100, 111 - 5th Avenue S.W., Calgary, Alberta.

TRANSFER AGENT AND REGISTRAR

The registrar and transfer agent for the Units is Valiant Trust Company at its offices in Calgary, Alberta and its co-agent in Toronto, Ontario is BNY Trust Company of Canada.

PURCHASERS' STATUTORY RIGHTS

Securities legislation in certain provinces of Canada provides purchasers with the right to withdraw from an agreement to purchase securities. This right may be exercised within two business days after receipt or deemed receipt of a prospectus and any amendment. In several of the provinces, the securities legislation further provides a purchaser with remedies for rescission or, in some jurisdictions, damages if the prospectus and any amendment contains a misrepresentation or is not delivered to the purchaser, provided that such remedies for rescission or damages are exercised by the purchaser within the time limit prescribed by the securities legislation of the

purchaser's province. The purchaser should refer to any applicable provisions of the securities legislation of the purchaser's province for the particulars of these rights or consult with a legal adviser.

SCHEDULE "A"
MANAGEMENT'S DISCUSSION AND ANALYSIS

MANAGEMENT'S DISCUSSION AND ANALYSIS

Gordon Bros. Construction

MANAGEMENT'S DISCUSSION AND ANALYSIS OF 332691 ALBERTA LTD. and GORDON BROS. CONSTRUCTION LTD.

The following management's discussion and analysis of financial condition and results of operations should be read in conjunction with the audited consolidated financial statements of Gordon Bros. Construction Ltd. as at and for the years ended September 30, 2005, 2004 and 2003 and the unaudited consolidated financial statements of Gordon Bros. Construction Ltd. as at and for the three and six months ended March 31, 2006 and 2005 included elsewhere in this prospectus.

Overview and Net Earnings

Gordon Bros. Construction maintains a fleet of rolling stock equipment specializing in oil and gas lease building and road construction in the Valleyview area of Northern Alberta.

Gordon Bros. Construction's results are directly impacted by the overall health of the Alberta oil and gas industry. The recent strength in the commodity market has steadily increased demand for Gordon Bros. Construction's services.

The effects of weather usually have a direct impact on Gordon Bros. Construction. Oil and gas drilling activity is generally stronger November through March. Wet weather in the spring and early summer months hinder the activity, which regains strength in July and August. Therefore, a longer, colder winter and drier spring and summer enhances Gordon Bros. Construction's results.

Revenue for the six months ended March 31, 2006 was $6,607,050 compared to $5,390,779 for the six months ended March 31, 2005 (22.6% growth). Revenue for the year ended September 30, 2005 was $8,604,638 compared to $7,779,706 for the year ended September 30, 2004 (10.6% growth). The growth is primarily a function of the increased activity in the Alberta oil and gas industry and an increased equipment fleet and team to meet additional demand.

Gordon Bros. Construction's net earnings have steadily increased over the past three years in conjunction with the growth in revenue. Primarily to reduce taxable income to the small business limit, Gordon Bros. Construction pays management bonuses to its management. A portion of the management bonus has been reinvested back into the business.

Reconciliation of Net Earnings to EBITDA and ADJUSTED EBITDA

$000s	Six months ended March 31, 2006	Six months ended March 31, 2005	Year ended September 30, 2005	Year ended September 30, 2004	Year ended September 30, 2003
***ADJUSTED EBITDA**	**2,326**	**1,846**	**2,511**	**1,815**	**1,842**
Management Bonus	(1,611)	(1,110)	(612)	(273)	(976)
***EBITDA**	**715**	**736**	**1,899**	**1,542**	**866**
Amortization	(572)	(539)	(1,210)	(1,001)	(691)
Interest – net	(32)	(51)	(111)	(132)	(108)
Income taxes	(18)	(24)	(93)	(70)	(14)
Net Earnings	93	122	485	339	53

* The terms EBITDA and ADJUSTED EBITDA are not measures recognized by Canadian generally accepted accounting principles ("GAAP") and do not have standardized meanings prescribed by GAAP. ADJUSTED EBITDA is a Non-GAAP measure that in management's opinion represents a better measure of cash liquidity than EBITDA since the bonuses were primarily paid to reduce taxable income to the small business limit.

ADJUSTED EBITDA has increased by 36.3% over the past three years.

Reconciliation of EBITDA to Cash Flow from Operations

$000s	Six months ended March 31, 2006	Six months ended March 31, 2005	Year ended September 30, 2005	Year ended September 30, 2004	Year ended September 30, 2003
***EBITDA**	**715**	**736**	**1,899**	**1,542**	**866**
Interest – net	(32)	(51)	(111)	(132)	(108)
(Gain) Loss on disposal of property and equipment	(86)	(85)	(261)	(75)	8
(Gain) Loss on disposal of investment	-	-	-	20	-
Current Income taxes	(18)	(24)	(48)	(58)	(14)
Changes in non-cash working capital	519	214	(366)	(225)	707
Cash flow from (used in) operations	1,098	790	1,113	1,072	1,459

<u>Results of Operations</u>

Revenue and Operating and Administrative Expenses

$000s	Six months ended March 31, 2006	Six months ended March 31, 2005	Year ended September 30, 2005	Year ended September 30, 2004	Year ended September 30, 2003
Revenue	**6,607**	**5,391**	**8,605**	**7,780**	**6,632**
Operating and Administrative Expenses	(4,368)	(3,630)	(6,355)	(6,021)	(4,782)
Earnings after Operating and Administrative Expenses	**2,239**	**1,761**	**2,250**	**1,759**	**1,850**
Earnings percentage	**33.9%**	**32.7%**	**26.1%**	**22.6%**	**27.9%**

Revenue

Revenue for the six months ended March 31, 2006 was $6,607,050 compared to $5,390,779 for the six months ended March 31, 2005 (22.6% growth). Gordon Bros. Construction has also increased its revenue by 29.8% over the period from 2003 to 2005. The growth is primarily a result of:

- *Increased demand.* The demand for lease construction in the Western Canadian Sedimentary Basin has increased with the increase of wells drilled. There were 21,841, 22,729, 24,800, and 26,725 (estimated by the CAPP) rig-released wells drilled in Western Canada for 2003, 2004, 2005, and 2006E respectively. This growth in drilling activity reflects a 13.5% increase over the period from 2003 to 2005.

- *Increased job rates.* The increased demand has driven an increase in rates.

- *Increased equipment fleet and personnel.* Gordon Bros. Construction has undertaken a conservative growth strategy with respect to expansion of its fleet of equipment and personnel since 2003. Annual capital additions since 2003 have been made at a rate of between 4%-8% of annual revenue.

Operating and Administrative Expenses

Gordon Bros. Construction's operating and administrative expenses increased by 20.3% for the six months ending March 31, 2006 over the six months ending March 31, 2005. This increase is primarily as a result of the increased number of jobs performed. The increase in operating and administrative expenses did outpace the increase in revenue, however, due to escalating fuel costs, wages, safety costs, insurance costs, and equipment rental costs, management believes that escalating costs can be passed on to clients and the current shortfall reflects short term timing differences and not a general decline in margins. Operating and administrative expenses increased 32.9% over the years from 2003 to 2005 as compared to a 29.8% increase in revenue. Thus, Gordon Bros. Construction has been able to maintain is cost structure over the past three years.

Earnings After Operating and Administrative Expenses

Gordon Bros. Construction's earnings percentage for the six months ending March 31, 2006 was 33.9%, which was fairly consistent with the earnings percentage achieved for the six months ending March 31, 2005 of 32.7%. Over the three year period from 2003 to 2005 the earnings percentage has held constant in the 22%-28% range.

Other Expenses

$000s	Six months ended March 31, 2006	Six months ended March 31, 2005	Year ended September 30, 2005	Year ended September 30, 2004	Year ended September 30, 2003
Amortization	572	539	1,210	1,001	691
Interest - net	32	51	111	132	108
Loss (Gain) on disposal of property and equipment	(86)	(85)	(261)	(75)	8
Loss (Gain) on disposal of investment	-	-	-	20	-
Management Bonus	1,611	1,110	612	273	976
	2,129	1,615	1,672	1,351	1,783

Amortization

The steady increase in amortization expense is related to the continued growth in the equipment fleet.

Interest

The interest expense has remained fairly constant during the past three year period. The capital leases outstanding have been $2,051,433, $2,717,879, and $2,451,076 for the periods ending March 31, 2006, September 30, 2005, and September 30, 2004 respectively.

Management Bonus

Management bonuses are paid to the management of Gordon Bros. Construction primarily to eliminate taxable income over the small business limit.

Income Taxes

$000s	Six months ended March 31, 2006	Six months ended March 31, 2005	Year ended September 30, 2005	Year ended September 30, 2004	Year ended September 30, 2003
Current income taxes	18	24	48	58	14
Future income taxes	-	-	45	12	-
	18	24	93	70	14

Current income taxes declined in 2005 due to a heightened management bonus declared primarily to reduce taxable income to the small business limit.

Capital Expenditures

$000s	Six months ended March 31, 2006	Six months ended March 31, 2005	Year ended September 30, 2005	Year ended September 30, 2004	Year ended September 30, 2003
Capital expenditures	**240**	**206**	**406**	**324**	**486**

Gordon Bros. Construction has undertaken a conservative growth strategy with respect to expansion of its fleet of equipment since 2003. Annual capital additions since 2003 have been made at a rate of between 4%-8% of annual revenue. Management expects to continue to expand rolling stock to meet industry demand in such a way as to maximize equipment utilization.

Contractual Obligations – Payments Due by Period

	As at March 31, 2006	As at September 30, 2005				
$000s	**Total**	**< 1 year**	**1 - 3 Years**	**4 - 6 Years**	**Thereafter**	**Total**
Obligations under capital lease [(1)]	2,051	1,205	1,277	236	-	2,718
Shareholder advances [(2)]	557	281	-	-	-	281
	2,608	1,486	1,277	236	-	2,999

Notes:
(1) Capital lease obligations are described under Note 7 to the September 30, 2005 Consolidated Financial Statements.
(2) Shareholder advances are described under Note 8 to the September 30, 2005 Consolidated Financial Statements.

Liquidity

Operating Cash Flow

Gordon Bros. Construction's cash flow from operating activities for the six months ending March 31, 2006 increased by $307,555 from the six months ending March 31, 2005. The increase is associated with a small decline in net earnings and changes in operating working capital.

Gordon Bros. Construction's cash flow from operating activities in 2005 increased by $41,158 over 2004. Although net earnings increased over the same two periods, changes in non-cash working capital and the non-cash gain on the disposal of assets more than offset the difference.

Working Capital

$000s	As at March 31, 2006	As at September 30, 2005	As at September 30, 2004
Cash and marketable securities	366	(184)	(190)
Accounts receivable	1,990	1,608	1,073
Prepaids	1	-	-
Inventory	344	373	-
Current portion of note receivable	29	35	-
Accounts payable and accrued liabilities	(700)	(698)	(876)
Income taxes payable	-	(7)	(19)
Current portion of obligations under capital lease	(1,007)	(1,205)	(1,038)
Working capital before accrued management bonus and shareholder advances	**1,023**	**(78)**	**(1,050)**
Accrued management bonus	(1,611)	(732)	-
Shareholder advances	(557)	(281)	(350)
Working capital	**(1,145)**	**(1,091)**	**(1,400)**

Gordon Bros. Construction pays management bonuses annually to reduce taxable income to the small business limit. A portion of the bonus is loaned back to Gordon Bros. Construction resulting in an increase to the shareholder advances and a portion remains on the balance sheet as payables. Thus, there is a downward impact on working capital from both the shareholder advances and the accrued management bonus accounts; a normalized business structure would therefore have a greater working capital amount.

Financing

Gordon Bros. Construction's primary sources of financing are from two sources: capital leases and shareholder advances.

As at March 31, 2006, Gordon Bros. Construction had $2,051,433 in capital leases. The leases are secured by the related capital assets. The leases bear interest at various fixed rates ranging from 0.0% to 7.8% and differing maturities up to May 2009.

Shareholder advances increased by $275,811 from September 30, 2005 to March 31, 2006. These advances have been used for working capital purposes and to partially fund capital asset additions. These advances are unsecured, interest free, and repayable on demand.

Share Capital

$	As at March 31, 2006	As at September 30, 2005	As at September 30, 2004
346 Class A shares	44	44	44
Share capital	**44**	**44**	**44**

Financial Instruments

Fair Value

The carrying value of cash, accounts receivable, note receivable, bank overdraft, accounts payable and accrued liabilities and accrued management bonus, approximate their fair value due to the relatively short period to maturity

of the instruments and interest rates attached to the instruments. The fair values of shareholder advances and obligations under capital lease are not practicably determinable.

Credit risk

The Company is exposed to credit risk on the accounts receivable from its customers. In order to reduce its credit risk, the Company has adopted credit policies that include the analysis of financial position of its customers and the regular review of their credit limits.

As at March 31, 2006 the Company had 90% of accounts receivable (unaudited) (September 30, 2005 – 71%; 2004 – 50%) from three customers.

Interest rate risk

The Company is exposed to interest rate risk in respect of the obligations under capital lease which bear fixed and fluctuating rates of interest.

Related Party Transactions

The Company is related to 1103710 Alberta Ltd. which is owned by a relative of one of the shareholders of the Company. During the six month period ended March 31, 2006, the Company had property and equipment rental expense of $nil (unaudited) (years ended September 30, 2004 - $20,000; 2004 - $nil) to the related company. During the six month period ended March 31, 2006, the Company expensed $60,000 (unaudited) related to management fees (September 30, 2005 - $140,000; 2004) of which $60,000 (unaudited) was included in accrued liabilities as at March 31, 2006 (September 30, 2005 - $120,000).

These transactions are measured at the exchange amount, which are estimated to equal market values.

Critical Accounting Estimates and Accounting Policies

Critical Accounting Estimates

As a normal part of the financial statement preparation process, management is required to make estimates and assumptions based on information available as at the financial statement date. These estimates and assumptions affect the reported amounts of assets and liabilities, the possible disclosure of contingent assets and liabilities at the date of the financial statements and the amount of revenue and expense reported for the period.

Although estimates and assumptions must be made during the financial statement preparation process, it is management's opinion that none of the estimates or assumptions were highly uncertain at the time they were made. The most significant estimate in Gordon Bros. Construction's financial statements is the amortization period for capital equipment.

Accounting Policies

Gordon Bros. Construction prepares its financial statements in accordance with Canadian GAAP. Accounting policies have been applied consistently during all periods included in the financial statements. There were no new accounting policies implemented during the periods presented.

Key Risks and Uncertainties

See "Risk Factors" for a description of key risks and uncertainties.

MANAGEMENT'S DISCUSSION AND ANALYSIS

Roy Larson Construction

MANAGEMENT'S DISCUSSION AND ANALYSIS OF ROY LARSON CONSTRUCTION LTD.

The following management's discussion and analysis of financial condition and results of operations should be read in conjunction with the audited financial statements of Roy Larson Construction as at and for the years ended May 31, 2005, 2004 and 2003 and the unaudited financial statements of Roy Larson Construction as at and for the three and nine months ended February 28, 2006 and 2005 included elsewhere in this prospectus.

Overview and Net Earnings

Roy Larson Construction maintains a fleet of rolling stock equipment specializing in oil and gas lease building and road construction and private subdivision grading in the Grande Prairie area of Northern Alberta. Roy Larson Construction's results are directly impacted by the overall health of the Alberta oil and gas industry. The recent strength in the commodity market has steadily increased demand for Roy Larson Construction's services.

The effects of weather usually have a direct impact on the company. Oil and gas drilling activity is generally stronger November through March. Wet weather in the spring and early summer months hinder the activity, which regains strength in July and August. Therefore, a longer, colder winter and drier spring and summer enhances Roy Larson Construction's results.

Revenue for the nine months ended February 28, 2006 was $17,011,548 compared to $14,766,618 for the nine months ended February 28, 2005 (15.2% growth). Revenue for the year ended May 31, 2005 was $18,442,453 compared to $13,280,703 for the year ended May 31, 2004 (38.9% growth). The growth is primarily a function of the increased activity in the Alberta oil and gas industry and an increased equipment fleet to meet additional demand.

Roy Larson Construction's net earnings have not fluctuated significantly from year to year because Roy Larson Construction pays management bonuses to its management primarily to reduce taxable income to the small business limit. A significant portion of such bonuses are reinvested back into Roy Larson Construction by way of shareholder advances.

Reconciliation of Net Earnings to EBITDA and ADJUSTED EBITDA

$000s	Nine months ended Feb. 28, 2006	Nine months ended Feb. 28, 2005	Year ended May 31, 2005	Year ended May 31, 2004	Year ended May 31, 2003
***ADJUSTED EBITDA**	6,090	5,439	5,767	3,862	2,367
Management bonus	(2,523)	(3,201)	(2,972)	(1,540)	(1,019)
***EBITDA**	3,567	2,238	2,795	2,322	1,348
Amortization	(2,060)	(1,507)	(2,180)	(1,628)	(1,161)
Interest – net	(214)	(197)	(252)	(176)	(163)
Income taxes	(209)	(87)	(49)	(93)	(7)
Net Earnings	1,084	447	314	425	17

* The terms EBITDA and ADJUSTED EBITDA are not measures recognized by Canadian generally accepted accounting principles ("GAAP") and do not have standardized meanings prescribed by GAAP. ADJUSTED EBITDA is a Non-GAAP measure that in management's opinion represents a better measure of cash liquidity than EBITDA since the bonuses were primarily paid to reduce taxable income to the small business limit.

ADJUSTED EBITDA has increased by 144% since 2003.

Reconciliation of EBITDA to Cash Flow from Operations

$000s	Nine months ended Feb. 28, 2006	Nine months ended Feb. 28, 2005	Year ended May 31, 2005	Year ended May 31, 2004	Year ended May 31, 2003
***EBITDA**	**3,567**	**2,238**	**2,795**	**2,322**	**1,348**
Interest – net	(214)	(197)	(252)	(176)	(163)
(Gain) Loss on disposal of equipment	(482)	26	(83)	(282)	-
Current Income taxes	(135)	(91)	(30)	(29)	(3)
Changes in non-cash working capital	(2,736)	(471)	1,129	621	33
Cash flow from (used in) operations	(-)	1,505	3,559	2,456	1,215

During the nine months ended February 28, 2006 cash flow from operations declined by $3,558,653 from the year ended May 31, 2005. The decline in cash flow is primarily attributed to an increase in accounts receivable of $2,367,074 and a reduction in accrued management bonuses of $448,902.

Results of Operations

Revenue and Operating Expenses

$000s	Nine months ended Feb. 28, 2006	Nine months ended Feb. 28, 2005	Year ended May 31, 2005	Year ended May 31, 2004	Year ended May 31, 2003
Revenue	**17,012**	**14,767**	**18,442**	**13,281**	**12,268**
Operating and Administrative Expenses	(11,403)	(9,302)	(12,758)	(9,701)	(9,901)
Earnings after Operating and Administrative Expenses	**5,609**	**5,465**	**5,684**	**3,580**	**2,367**
Earnings percentage	**33.0%**	**37.0%**	**30.8%**	**27.0%**	**19.3%**

Revenue

Revenue for the nine months ended February 28, 2006 was $17,011,548 compared to $14,766,618 for the nine months ended February 28, 2005 (15.2% growth). Roy Larson Construction has also increased its revenue by 50.3% over the period from 2003 to 2005. The growth is primarily a result of:

- *Increased demand.* The demand for lease construction in the Western Canadian Sedimentary Basin has increased with the increase of wells drilled. There were 21,841, 22,729, 24,800, and 26,725 (estimated by the CAPP) rig-released wells drilled in Western Canada for 2003, 2004, 2005, and 2006E respectively. This growth in drilling activity reflects a 13.5% increase over the period from 2003 to 2005.

- *Additional equipment.* Roy Larson Construction increased its equipment fleet throughout 2004 and 2005, including an additional camp brought on toward the end of 2004. This expansion represents an aggressive growth strategy with respect to expansion of its fleet of equipment and personnel since 2003. Annual capital additions since 2003 have been made at a rate of between 10%-15% of annual revenue.

- *Increased number of jobs performed.* The increase in the fleet has allowed Roy Larson Construction to meet the increase in demand.

- *Increased job rates.* The increased demand has driven an increase in rates.

Operating and Administrative Expenses

Roy Larson Construction's operating and administrative expenses increased by 22.6% in the nine months ending February 28, 2006 over the nine months ending February 28, 2005. This increase is primarily as a result of the increased number of jobs performed. The increase in operating costs did outpace the increase in revenue, however, due to escalating fuel costs, wages, safety costs, insurance costs, and equipment rental costs. Management believes that escalating costs can be passed on to clients and the current differential reflects short term timing differences and not a general decline in margins. Operating and administrative expenses only increased 28.9% over the years from 2003 to 2005 as compared to a 50.3% increase in revenue.

Earnings after Operating and Administrative Expenses

Roy Larson Construction's earnings percentage for the nine months ending February 28, 2006 fell from 37.0% for the nine months ending February 28, 2005 to 33.0%. The decrease was primarily a result of the sharp increase of operating costs such as fuel, wages, safety, insurance, and equipment rentals. In the long run, however, Roy Larson Construction has been able to expand its earnings percentage (19.3% in 2003 to 30.8% in 2005). The recovery of the oil and gas industry began in 2003 and the sector activity has accelerated at a heightened pace since.

Other Expenses

$000s	Nine months ended Feb. 28, 2006	Nine months ended Feb. 28, 2005	Year ended May 31, 2005	Year ended May 31, 2004	Year ended May 31, 2003
Amortization	2,060	1,507	2,180	1,628	1,161
Interest – total	214	197	252	176	163
Loss (Gain) on disposal of equipment	(482)	26	(83)	(282)	-
Management bonus	2,523	3,201	2,972	1,540	1,019
	4,315	**4,931**	**5,321**	**3,062**	**2,343**

Amortization

The increase in amortization expense is related to capital asset purchases including assets purchased through capital leases of $2,555,158 in 2003, $4,103,152 in 2004, $5,240,481 in 2005, and $4,753,772 for the nine months ending February 28, 2006. Amortization is applied on a declining balance basis at various rates as described in the financial statements.

Interest

The increase in interest expense relates to additional net debt of $1,465,642 in 2005 and $1,373,812 in the nine months ending February 28, 2006.

Management Bonus

Management bonuses are paid to the management of Roy Larson Construction primarily to eliminate taxable income over the small business limit.

Income Taxes

$000s	Nine months ended Feb. 28, 2006	Nine months ended Feb. 28, 2005	Year ended May 31, 2005	Year ended May 31, 2004	Year ended May 31, 2003
Current income taxes	135	91	30	29	3
Future income taxes (recovery)	74	(4)	19	64	4
	209	87	49	93	7

Current income taxes remained fairly consistent during the periods due to management bonuses declared to reduce taxable income to the small business limit.

Capital Expenditures

$000s	Nine months ended Feb. 28, 2006	Nine months ended Feb. 28, 2005	Year ended May 31, 2005	Year ended May 31, 2004	Year ended May 31, 2003
Capital expenditures	1,608	926	2,020	2,044	1,233

Roy Larson Construction has invested in additional pieces of rolling stock equipment since 2003 to meet the increased demand for services. Annual capital additions since 2003 have been made at a rate of between 10%-15% of annual revenue. Consequently, as a result of this aggressive expansion, a large portion of Roy Larson Construction's equipment is relatively new. Management expects to continue to expand rolling stock to meet industry demand in such a way as to maximize equipment utilization.

Contractual Obligations – Payments Due by Period

	As at February 28, 2006	As at May 31, 2005				
$000's	Total	< 1 year	1 - 3 Years	4 - 6 Years	Thereafter	Total
Callable Debt [1]	1,854	1,483	-	-	-	1,483
Capital lease obligations [2]	4,689	1,993	1,694	-	-	3,687
Shareholder advances [3]	3,053	1,467	-	-	-	1,467
	9,596	4,943	1,694	-	-	6,637
Operating lease obligations [4]		752	382	-	-	1,134
		5,695	2,076			7,771

Notes:

(1) Callable debt obligations are described under Note 5 to the May 31, 2005 Financial Statements.
(2) Capital lease obligations are described under Note 6 to the May 31, 2005 Financial Statements.
(3) Shareholder advances are described under Note 7 to the May 31, 2005 Financial Statements.
(4) Operating leases are described under Note 9 to the May 31, 2005 Financial Statements. There have been no material changes in operating leases during the interim period that are outside the ordinary course of the company's business.

Liquidity

Operating Cash Flow

Roy Larson Construction's cash flow from operating activities for the nine months ending February 28, 2006 decreased by $1,504,903 from the nine months ending February 28, 2005. Although net earnings to February 28, 2006 were greater by $637,139 than the net earnings for the same period in 2005 changes in non-cash working capital more than offset the increase.

Roy Larson Construction's cash flow from operating activities in 2005 increased by $1,102,186 over 2004.

Working Capital

$000s	As at Feb. 28, 2006	As at May 31, 2005	As at May 31, 2004
Cash	856	1,739	324
Accounts receivable	4,327	1,960	1,513

$000s	As at Feb. 28, 2006	As at May 31, 2005	As at May 31, 2004
Prepaid expenses	81	69	-
Accounts payable and accrued liabilities	(757)	(706)	(482)
Income taxes payable	(50)	(8)	(20)
Current portion of capital leases	(2,314)	(1,993)	(1,562)
Current portion of long-term debt	(1,854)	(1,483)	(1,109)
Working capital before accrued management bonus	**289**	**(422)**	**(1336)**
Management bonus	(2,523)	(2,972)	(1,540)
Working capital	**(2,234)**	**(3,394)**	**(2,876)**

Roy Larson Construction pays management bonuses annually primarily to reduce taxable income to the small business limit. Thus, there is a downward impact on working capital from the accrued management bonus account; a normalized business structure would therefore have a greater working capital amount.

Financing

Roy Larson Construction's primary sources of financing are from three sources: long-term debt, capital leases, and shareholder advances.

As at February 28, 2006, Roy Larson Construction had $1,854,151 in long-term debt. The debt is broken down into two term loans and secured by related capital assets. The debt is primarily used to finance equipment purchases and range in maturity and rates.

As at February 28, 2006, Roy Larson Construction had $4,689,288 in capital leases. The leases are secured by the related capital assets. The rates range from 0.0% to 6.59% and differing maturities up to September 2009.

Shareholder advances increased by $1,585,484 from May 31, 2005 to February 28, 2006. These advances have been used for working capital purposes and to partially fund capital asset additions. These advances are unsecured, interest free, and repayable on demand.

Share Capital

$	As at Feb. 28, 2006	As at May 31, 2005	As at May 31, 2004
Class A shares	150	150	150

Financial Instruments

Fair Value

The carrying value of cash and cash equivalents, accounts receivable, accounts payable and accrued liabilities and accrued management bonus approximate their fair value due to the relatively short term to maturity of the instruments. The fair value of shareholder advances and capital lease obligations are not practicably determinable. The fair value of long-term debt approximates carrying values as the interest rates approximates the market rates.

Credit risk

The Company is exposed to credit risk on the account receivable from its customers. In order to reduce its credit risk, the Company has adopted credit policies that include an analysis of the financial position of its customer and the regular review of their credit limits.

As at February 28, 2006, 65% (unaudited) (May 31, 2005 – 73%; May 31, 2004 – 83%) of the accounts receivable of the Company were from three customers.

Interest rate risk

The Company is exposed to interest rate price risk in respect of the long-term debt which bears fixed and floating rates of interest.

Related Party Transactions

Roy Larson Construction pays an annual bonus to its shareholders to reduce the taxable income to the small business limit.

Critical Accounting Estimates and Accounting Policies

Critical Accounting Estimates

As a normal part of the financial statement preparation process, management is required to make estimates and assumptions based on information available as at the financial statement date. These estimates and assumptions affect the reported amounts of assets and liabilities, the possible disclosure of contingent assets and liabilities at the date of the financial statements and the amount of revenue and expense reported for the period.

Although estimates and assumptions must be made during the financial statement preparation process, it is management's opinion that none of the estimates or assumptions were highly uncertain at the time they were made. The most significant estimate in Roy Larson Construction's financial statements is the amortization period for capital equipment.

Accounting Policies

Roy Larson Construction prepares its financial statements in accordance with Canadian GAAP. Accounting policies have been applied consistently during all periods included in the financial statements. There were no new accounting policies implemented during the periods presented.

Key Risks and Uncertainties

See "Risk Factors" for a description of key risks and uncertainties.

MANAGEMENT'S DISCUSSION AND ANALYSIS

Wales Contractors

MANAGEMENT'S DISCUSSION AND ANALYSIS OF 310423 ALBERTA LTD. and WALES CONTRACTORS LTD.

The following management's discussion and analysis of financial condition and results of operations should be read in conjunction with the audited consolidated financial statements of Wales Contractors as at and for the years ended August 31, 2005, 2004 and 2003 and the unaudited consolidated financial statements of Wales Contractors as at and for the three and nine months ended May 31, 2006 and 2005 included elsewhere in this prospectus.

Overview and Net Earnings

Wales Contractors maintains a fleet of rolling stock equipment specializing in oil and gas lease building and road construction and private subdivision grading in the Grande Prairie area of Northern Alberta. Wales Contractors' results are directly impacted by the overall health of the Alberta oil and gas industry. The recent strength in the commodity market has steadily increased demand for Wales Contractors' services.

Weather has a direct impact on Wales Contractors. Oil and gas drilling activity is generally stronger November through March. Wet weather in the spring and early summer months hinder the activity, which regains strength in July and August. Therefore, a longer, colder winter and drier spring and summer generally enhances Wales Contractors' results.

Revenue for the nine months ended May 31, 2006 was $14,273,861 compared to $13,828,755 for the nine months ended May 31, 2005. Revenue for the year ended August 31, 2005 was $19,088,080 compared to $11,021,096 for the year ended August 31, 2004 (73.2% growth). The growth is primarily a function of the increased activity in the Alberta oil and gas industry and an increased equipment fleet to meet additional demand.

Wales Contractors' net earnings have not fluctuated significantly from year to year because Wales Contractors pays management bonuses to its management primarily to reduce taxable income to the small business limit.

Reconciliation of Net Earnings to EBITDA and ADJUSTED EBITDA

$000s	Nine months ended May 31, 2006	Nine months ended May 31, 2005	Year ended August 31, 2005	Year ended August 31, 2004	Year ended August 31, 2003
***ADJUSTED EBITDA**	4,464	4,944	6,454	3,935	2,992
Management Bonus	(2,550)	(2,303)	(3,900)	(1,720)	(1,160)
***EBITDA**	1,914	2,641	2,554	2,215	1,832
Amortization	(1,396)	(1,283)	(2,111)	(1,729)	(1,393)
Interest – net	(81)	(119)	(140)	(93)	(170)
Income taxes	(72)	(202)	(24)	(45)	(49)
Net Earnings	365	1,037	279	348	220

* The terms EBITDA and ADJUSTED EBITDA are not measures recognized by Canadian generally accepted accounting principles ("GAAP") and do not have standardized meanings prescribed by GAAP. ADJUSTED EBITDA is a Non-GAAP measure that in management's opinion represents a better measure of cash liquidity than EBITDA since the bonuses were primarily paid to reduce taxable income to the small business limit.

ADJUSTED EBITDA has increased by 116% since 2003.

Reconciliation of EBITDA to Cash Flow from Operations

$000s	Nine months ended May 31, 2006	Nine months ended May 31, 2005	Year ended August 31, 2005	Year ended August 31, 2004	Year ended August 31, 2003
*EBITDA	1,914	2,641	2,554	2,215	1,832
Interest – net	(81)	(119)	(140)	(93)	(170)
(Gain)Loss on disposal of property and equipment	(336)	(460)	(432)	(151)	(60)
(Gain)Loss on disposal of investment	-	(16)	(14)	(2)	(1)
Current Income taxes	2	(148)	(13)	(95)	(35)
Changes in non-cash working capital	(623)	1,269	374	208	31
Cash flow from (used in) operations	876	3,167	2,329	2,082	1,597

Results of Operations

Revenue and Operating Expenses

$000s	Nine months ended May 31, 2006	Nine months ended May 31, 2005	Year ended August 31, 2005	Year ended August 31, 2004	Year ended August 31, 2003
Revenue	14,274	13,829	19,088	11,021	8,718
Operating and Administrative Expenses	(10,146)	(9,361)	(13,078)	(7,239)	(5,787)
Earnings after Operating and Administrative Expenses	4,128	4,468	6,010	3,782	2,931
Earnings percentage	28.9%	32.3%	31.5%	34.3%	33.6%

Revenue

Revenue for the nine months ended May 31, 2006 was $14,273,861 compared to $13,828,755 for the nine months ended May 31, 2005. In the years ended August 31, 2003 to August 31, 2005, Wales Contractors has also increased its revenue by 118.9%. The growth is primarily a result of:

- *Increased demand.* The demand for lease construction in the Western Canadian Sedimentary Basin has increased with the increase of wells drilled. There were 21,841, 22,729, 24,800, and 26,725 (estimated by the Canadian Association of Petroleum Producers ("CAPP")) rig-released wells drilled in Western Canada for 2003, 2004, 2005, and 2006E respectively. This growth in drilling activity reflects a 13.5% increase over the period from 2003 to 2005.

- *Greater Utilization.* The increased activity in the Western Canadian Sedimentary Basin has forced oil and gas companies to commit to contracts for a string of lease construction jobs as opposed to one job at a time. This has resulted in less down time for crews and greater utilization of manpower and equipment.

- *Increased job rates.* The increased demand has driven an increase in rates.

- *Increased number of crews.* Wales Contractors has increased its number of crews from six to eight to meet the increased demand.

Operating and Administrative Expenses

Wales Contractors' operating and administrative expenses increased by 8.4% for the nine months ending May 31, 2006 over the nine months ending May 31, 2005. This increase is primarily as a result of the increased number of jobs performed. The increase in operating costs did outpace the increase in revenue, however, due to escalating fuel

costs, wages, safety costs, repairs and maintenance costs, and equipment rental costs. Management believes that escalating costs can be passed on to clients and the current shortfall reflects short term timing differences and not a general decline in margins. Operating and administrative expenses increased 126.0% over the years from 2003 to 2005 as compared to a 118.9% increase in revenue. The decline in margin occurred in 2005, and this reflects the extremely wet weather in the Grande Prairie area in the summer of 2005, and the cost escalations described above.

Earnings after Operating and Administrative Expenses

Wales Contractors' earnings percentage for the nine months ending May 31, 2006 was 28.9%, which was fairly consistent with the earnings percentage achieved for the nine months ending May 31, 2005 of 32.3%. One-time legal and accounting fees relating to the potential sale of the business caused the majority of the margin decline. Over the three year period from 2003 to 2005 the earnings percentage has held constant in the 31.5% to 34.3% range. Management believes that current declines are the result of escalating costs that will ultimately be able to be passed on to clients in the way of rate increases.

Other Expenses

$000s	Nine months ended May 31, 2006	Nine months ended May 31, 2005	Year ended August 31, 2005	Year ended August 31, 2004	Year ended August 31, 2003
Amortization	1,396	1,283	2,111	1,729	1,393
Interest - net	(81)	119	140	93	170
Loss (Gain) on disposal of property and equipment	(336)	(460)	(432)	(151)	(60)
Loss (Gain) on disposal of investment	-	(16)	(14)	(2)	(1)
Management Bonus	2,550	2,303	3,900	1,720	1,160
	3,529	3,229	5,705	3,389	2,662

Amortization

The steady increase in amortization expense is related to the continued growth in the equipment fleet as new crews were added. Amortization of contractor's equipment is applied on a five year straight-line basis. Automobiles and automotive equipment are amortized using a 20% to 30% declining balance method. Other equipment is amortized using a 10% to 30% declining balance method.

Interest

The decrease in interest expense relates to the reduction of the average cost of capital leases. Wales Contractors had $3,268,515 as at May 31, 2006 versus $3,677,765 in capital leases outstanding as at August 31, 2004.

Management Bonus

Management bonuses are paid to the management of Wales Contractors primarily to eliminate taxable income over the small business limit.

Income Taxes

$000s	Nine months ended May 31, 2006	Nine months ended May 31, 2005	Year ended August 31, 2005	Year ended August 31, 2004	Year ended August 31, 2003
Current income taxes	(2)	148	13	95	35
Future income taxes	74	54	11	(50)	14
	72	202	24	45	49

Current income taxes declined in 2005 due to heightened management bonuses declared to reduce taxable income to the small business limit.

Capital Expenditures

$000s	Nine months ended May 31, 2006	Nine months ended May 31, 2005	Year ended August 31, 2005	Year ended August 31, 2004	Year ended August 31, 2003
Capital expenditures	**65**	**960**	**2,569**	**1,200**	**814**

Wales Contractors has invested in additional pieces of rolling stock equipment since 2003 to meet the increased demand for services. Annual capital additions since 2003 have been made at a rate of between 9%-14% of annual revenue. Consequently, as a result of the expansion, a large portion of Wales equipment is relatively new. Management expects to continue to expand rolling stock to meet industry demand in such a way as to maximize equipment utilization. Expansion in 2006 has been delayed due to delays in delivery on new equipment. Delivery is anticipated in the fourth quarter of 2006.

Contractual Obligations – Payments Due by Period

$000's	As at May 31, 2006 Total	As at August 31, 2005 < 1 year	1-3 years	4-6 years	Thereafter	Total
Obligations under capital lease (1)	3,269	1,822	2,096	-	-	3,918
Shareholder advances (2)	780	30	-	-	-	30
	4,049	1,852	2,096	-	-	3,948

Notes:

(1) Obligations under capital lease described under Note 7 to the August 31, 2005 Consolidated Financial Statements.

(2) Shareholder advances are described under Note 6 to the August 31, 2005 Consolidated Financial Statements.

Liquidity

Operating Cash Flow

Wales Contractors' cash flow from operating activities for the nine months ending May 31, 2006 decreased by $2,291,091 from the nine months ending May 31, 2005. In addition to the decrease in net earnings, the management bonus was drawn down versus an accrual in the same period last year. This was offset by an increase in accounts payable.

Wales Contractors' cash flow from operating activities in 2005 increased by $82,728 over 2004. Although net earnings decreased over the same two periods, changes in non-cash working capital more than offset the difference.

Working Capital

	As at May 31, 2006	As at August 31, 2005	As at August 31, 2004
Cash and marketable securities	622	428	421
Accounts receivable	3,587	4,263	3,022
Prepaid expenses and deposits	143	60	50
Income taxes recoverable	100	54	-
Accounts payable and accrued liabilities	(479)	(283)	(778)
Income taxes payable	-	(16)	(22)
Current portion of obligations under capital lease			

	As at May 31, 2006	As at August 31, 2005	As at August 31, 2004
	(1,945)	(1,822)	(1,652)
Working capital before Accrued management bonus and Shareholder advances	**2,028**	**2,684**	**1,041**
Accrued management bonus	(2,550)	(3,900)	(1,720)
Shareholder advances	(780)	(30)	(63)
Working capital	**(1,302)**	**(1,246)**	**(742)**

Wales Contractors pays management bonuses annually to reduce taxable income to the small business limit. Thus, there is a downward impact on working capital from both the shareholder advances and the accrued management bonus accounts; a normalized business structure would therefore have a greater working capital amount.

Financing

Wales Contractors' primary sources of financing are from two sources: capital leases, and shareholder advances.

As at May 31, 2006, Wales Contractors had $3,268,515 in capital leases. The leases are secured by the related capital assets. The leases bear interest at various fixed rates ranging from 0.00% to 5.65% and differing maturities up to 2008.

Shareholder advances increased by $750,157 from August 31, 2005 to May 31, 2006. These advances have been used for working capital purposes and to partially fund capital asset additions. These advances are unsecured, interest free, and repayable on demand.

Share Capital

$	As at May 31, 2006	As at August 31, 2005	As at August 31, 2004
200 class A common shares	200	200	200
460 class E shares	138	138	138
Share capital	**338**	**338**	**338**

Financial Instruments

Fair Value

The carrying value of cash and cash equivalents, accounts receivable, bank indebtedness, accounts payable and accrued liabilities and accrued management bonus approximate their fair value due to the relatively short period to maturity of the instruments and interest rates attached to the instruments. The fair value of amounts due from related company, shareholder advance and obligations under capital leases are not practicably determinable.

Credit risk

The Company is exposed to credit risk on the account receivable from its customers. In order to reduce its credit risk, the Company has adopted credit policies that include the analysis of financial position of its customer and the regular review of their credit limits.

As at May 31, 2006, 87% (unaudited) (August 31, 2005 – 89%; 2004 – 83%) of the accounts receivable of the Company was from three customers.

Interest rate risk

The Company is exposed to interest rate risk which bears fixed rates of interest, primarily through its capital lease obligations.

Related Party Transactions

The Company paid $100,000 (unaudited) during the nine month periods ended May 31, 2006 (2005 - $90,000) (unaudited) (years ended August 31, 2005 - $114,000; 2004 - $72,000; 2003 - $72,000) to a company related by virtue of common ownership, for equipment rental expenses and $29,515 (unaudited) during the nine months ended May 31, 2006 (year ended August 31, 2005 - $82,666; 2004 - $nil; 2003 - $nil) for freight expense. The Company also sold assets with the net book value of $nil (unaudited) during the nine months ended May 31, 2006 and 2005 (years ended August 31, 2005 - $140,712; 2004 - $1,606; 2003 - $nil) to a related party. All related party transactions have been recorded at the exchange amount.

Critical Accounting Estimates and Accounting Policies

Critical Accounting Estimates

As a normal part of the financial statement preparation process, management is required to make estimates and assumptions based on information available as at the financial statement date. These estimates and assumptions affect the reported amounts of assets and liabilities, the possible disclosure of contingent assets and liabilities at the date of the financial statements and the amount of revenue and expense reported for the period.

Although estimates and assumptions must be made during the financial statement preparation process, it is management's opinion that none of the estimates or assumptions were highly uncertain at the time they were made. The most significant estimate in Wales Contractors' financial statements is the amortization period for capital equipment.

Accounting Policies

Wales Contractors prepares its financial statements in accordance with Canadian GAAP. Accounting policies have been applied consistently during all periods included in the financial statements. There were no new accounting policies implemented during the periods presented.

Key Risks and Uncertainties

See "Risk Factors" for a description of key risks and uncertainties.

MANAGEMENT'S DISCUSSION AND ANALYSIS

D & D Well Services

MANAGEMENT'S DISCUSSION AND ANALYSIS OF 404434 ALBERTA CORPORATION (D&D WELL SERVICES), 756171 ALBERTA CORPORATION AND 756169 ALBERTA CORPORATION

The following management's discussion and analysis of financial condition and results of operations should be read in conjunction with the audited combined financial statements of D&D Well Services as at and for the years ended December 31, 2005, 2004 and 2003 and the unaudited combined financial statements of D&D Well Services as at and for the three months ended March 31, 2006 and 2005 included elsewhere in this prospectus.

These financial statements have been prepared on a combined basis, commencing in 2005 when 756171 Alberta Corporation and 756169 Alberta Corporation were incorporated, as they are under common control and managed by a common company. The balances are presented after elimination of inter-company transactions and balances.

Overview and Net Earnings

D&D Well Services maintains a fleet of rolling stock equipment specializing in drilling rig, service rig and heavy equipment relocation services in the Grande Prairie area of Northern Alberta. D&D Well Services' results are directly impacted by the overall economic condition of the Western Canadian oil and gas industry. The recent strength in the oil and gas industry has rapidly increased demand for D&D Well Services' rig relocation and assembly services.

D&D Well Services' business is affected by the seasonality of oil and gas industry. Oil and gas drilling activity is most active November through March. During which time D&D Well Services is busy with rig relocation and assembly. The summer season is also moderately active for drilling; the slowest period of the year is spring when Northern Alberta experiences ground break-up in the muskeg. Thus, D&D Well Services' results are strongest during years of longer, colder winters and drier springs and summers.

D&D Well Services' revenue for the three months ended March 31, 2006 was $16,258,758 compared to $9,809,891 for the three months ended March 31, 2005 (65.7% growth). In addition, revenue for the year ended December 31, 2005 was $30,601,395 compared to $20,913,219 for the year ended December 31, 2004 (46.3% growth). The growth is primarily a function of the increased activity in the Western Canadian oil and gas industry, increased rates, and increased staff and truck fleet.

Net earnings increased to $1,208,833 in 2005 from $620,398 in 2004 (94.8% growth). D&D Well Services has historically paid out management salaries, primarily to reduce taxable income to the small business limit.

Reconciliation of Net Earnings to EBITDA and EBITDA before Management Salaries

$000s	Three months ended March 31, 2006	Three months ended March 31, 2005	Year ended December 31, 2005	Year ended December 31, 2004	Year ended December 31, 2003
***ADJUSTED EBITDA**	**5,142**	**3,536**	**11,130**	**5,987**	**3,495**
Management bonus	(3,731)	(2,117)	(7,425)	(3,789)	(2,235)
***EBITDA**	**1,411**	**1,419**	**3,705**	**2,198**	**1,260**
Amortization	(469)	(447)	(1,964)	(1,330)	(806)
Interest – total net	(44)	(46)	(206)	(139)	(110)
Income taxes	(146)	(154)	(326)	(109)	(60)
Net Earnings	752	772	1,209	620	284

* The terms EBITDA and ADJUSTED EBITDA are not measures recognized by Canadian generally accepted accounting principles ("GAAP") and do not have standardized meanings prescribed by GAAP. ADJUSTED EBITDA is a Non-GAAP measure that in management's opinion represents a better measure of cash liquidity than EBITDA since the bonuses were primarily paid to reduce taxable income to the small business limit.

ADJUSTED EBITDA has increased by 218.5% since 2003.

Reconciliation of EBITDA to Cash Flow from Operations

$000s	Three months ended March 31, 2006	Three months ended March 31, 2005	Year ended December 31, 2005	Year ended December 31, 2004	Year ended December 31, 2003
***EBITDA**	**1,411**	**1,419**	**3,705**	**2,198**	**1,260**
Interest – total net	(44)	(46)	(206)	(139)	(110)
(Gain) Loss on disposal of equipment	-	-	(110)	(249)	1
Current Income taxes	(146)	(154)	(256)	(66)	(31)
Changes in non-cash working capital	491	693	1,186	762	1,530
Cash flow from (used in) operations	**1,712**	**1,912**	**4,319**	**2,506**	**2,650**

Results of Operations

Revenue and Operating and Administrative Expenses

$000s	Three months ended March 31, 2006	Three months ended March 31, 2005	Year ended December 31, 2005	Year ended December 31, 2004	Year ended December 31, 2003
Revenue	**16,259**	**9,810**	**30,601**	**20,913**	**14,562**
Operating and administrative Expenses	(11,118)	(6,274)	(19,582)	(15,175)	(11,067)
Earnings after operating and administrative Expenses	**5,141**	**3,536**	**11,019**	**5,738**	**3,495**
Earnings percentage	**31.6%**	**36.0%**	**36.0%**	**27.4%**	**24.0%**

Revenue

Revenue for the three months ended March 31, 2006 was $16,258,758 compared to $9,809,891 for the three months ended March 31, 2005 (65.7% growth). D&D Well Services has also increased its revenue by 110.1% over the period from 2003 to 2005. The growth is primarily a result of:

- *Increased demand.* D&D Well Services works almost entirely for the Western Canadian oil and gas industry. Thus, its results are directly correlated to the activity in the sector. There were 21,841, 22,729, 24,800, and 26,725 (estimated by the CAPP) rig-released wells drilled in Western Canada for 2003, 2004, 2005, and 2006E respectively. This growth in drilling activity reflects a 13.5% increase over the period from 2003 to 2005.

- *Additional units and staff.* D&D Well Services has increased its trucking fleet and staff, including additional drivers, to service the growth This expansion represents an aggressive growth strategy with respect to expansion of its fleet of equipment and personnel since 2003. Annual capital additions since 2003 have been made at a rate of between 6%-18% of annual revenue.

- *Increased job rates.* The increased demand has driven an increase in rates.

Operating and Administrative Expenses

D&D Well Services' operating and administrative expenses increased by 77.2% in the three months ending March 31, 2006 over the three months ending March 31, 2005. This increase is primarily as a result of the increased number of jobs performed. The increase in operating costs, however, outpaced the increase in revenue as D&D Well Services experienced rapid increases in rental rates, fuel costs, wages, insurance costs, and equipment costs. Management believes that escalating costs can be passed on to clients and the current differential reflects short term timing differences and not a general decline in margins. Operating and administrative expenses increased by 76.9% over the years from 2003 to 2005 as compared to a 110.1% increase in revenue. Thus, D&D Well Services has been able to achieve greater cost efficiencies in its long-term growth program.

Earnings after Operating and Administrative Expenses

D&D Well Services' earnings percentage for the three months ending March 31, 2006 decreased from 36.0% for the three months ending March 31, 2005 to 31.6%. This is a result of the rapid increase in rental rates, fuel costs, wages, insurance costs, and equipment costs. D&D Well Services has improved its earnings percentage, by 12.0% over the period from 2003 to 2005 from 24.0% to 36.0%.

Other Expenses

$000s	Three months ended March 31, 2006	Three months ended March 31, 2005	Year ended December 31, 2005	Year ended December 31, 2004	Year ended December 31, 2003
Amortization	469	447	1,964	1,330	806
Interest – (net)	44	46	206	139	110
Loss (Gain) on disposal of equipment	-	-	(110)	(249)	1
Management bonus	3,731	2,117	7,425	3,789	2,235
	4,244	2,610	9,485	5,009	3,152

Amortization

Amortization has increased steadily from 2003 to 2005 as D&D Well Services has increased the number of units it has in its fleet.

Interest

Interest has steadily increased over the period from 2003 to 2005 as D&D Well Services has increased its capital leases. Callable debt has decreased slightly over the same period. The callable debt bears interest at prime plus 1.75% to 2.00% and matures at various dates to August 31, 2010. The capital leases are with various lenders and secured by the related equipment; they bear different rates of interest in the 0.0% to 10.5% range and mature at various dates to September 1, 2009.

Management Bonus

Management bonuses are paid to the management primarily to eliminate taxable income over the small business limit.

Income Taxes

$000s	Three months ended March 31, 2006	Three months ended March 31, 2005	Year ended December 31, 2005	Year ended December 31, 2004	Year ended December 31, 2003
Current income taxes	146	154	256	66	31
Future income taxes	-	-	70	43	29
	146	154	326	109	60

Current income taxes have increased over the three year period due to the increase in taxable income. Taxable income, has been reduced to the small business limit by way of D&D Well Services' management bonus expense.

Capital Expenditures

$000s	Three months ended March 31, 2006	Three months ended March 31, 2005	Year ended December 31, 2005	Year ended December 31, 2004	Year ended December 31, 2003
Capital expenditures	**11**	**560**	**2,113**	**3,631**	**1,779**

D&D Well Services has increased its trucking and equipment fleet by capital acquisitions to service the growth in demand. This expansion represents an aggressive growth strategy with respect to expansion of its fleet of equipment since 2003. Annual capital additions since 2003 have been made at a rate of between 6%-18% of annual revenue.

Contractual Obligations – Payments Due by Period

	As at March 31, 2006	As at December 31, 2005				
$000's	Total	< 1 year	1 - 3 Years	4 - 6 Years	Thereafter	Total
Capital lease obligations [1]	919	391	651	-	-	1,042
Callable debt [2]	1,596	553	1,154	30	-	1,737
	2,515	944	1,805	30	-	2,779
Operating leases[3]		360	1,080	330	-	1,770
		1,304	2,885	360	-	4,549

Notes:

(1) Capital lease obligations are described under Note 7 to the December 31, 2005 Combined Financial Statements.

(2) Callable debt obligations are described under Note 6 to the December 31, 2005 Combined Financial Statements.

(3) Operating leases are described under Note 12 to the December 31, 2005 Combined Financial Statements. There have been no material changes in operating leases during the interim period that are outside the ordinary course of the company's business.

Liquidity

Operating Cash Flow

D&D Well Services' cash flow from operating activities for the three months ending March 31, 2006 decreased by $199,978 from the three months ending March 31, 2005. This was a result of a slight decrease in net earnings and a significantly greater increase in accounts receivable.

D&D Well Services' cash flow from operating activities in 2005 increased by $1,812,981 over 2004. An increase in net earnings and accrued management bonus were primarily responsible for the increase.

Working Capital

$000s	As at March 31, 2006	As at December 31, 2005	As at December 31, 2004
Cash	3,182	1,745	(68)
Accounts receivable	14,316	8,113	5,475
Inventory	462	462	-
Prepaid expenses and deposits	86	81	183
Accounts payable and accrued liabilities	(8,337)	(3,502)	(3,106)
Income taxes payable	(378)	(244)	(90)
Callable debt due in one year	(1,596)	(1,737)	(1,863)
Obligations under capital lease due in one year	(362)	(391)	(190)
Working capital before shareholder advances and accrued management bonus	**7,373**	**4,527**	**341**
Accrued management bonus	(9,156)	(7,425)	(3,789)
Shareholder advances	-	-	(18)
Working capital	**(1,783)**	**(2,898)**	**(3,466)**

D&D Well Services pays management bonuses annually to reduce taxable income to the small business limit. Thus, there is a downward impact on working capital from both the shareholder advances account and the accrued management bonus account; a normalized business structure would therefore have a greater working capital amount.

Financing

D&D Well Services' primary sources of financing are from two sources: callable debt and capital leases.

As at March 31, 2006, D&D Well Services had $1,595,539 in callable debt. The current debt amount is comprised of several callable loans that are repayable in monthly payments ranging in size from $3,500 to $13,250 including interest (prime plus 1.75% to 2.00%). The loans are callable on demand and mature at various dates to August 31, 2010.

As at March 31, 2006, D&D Well Services had capital leases for an aggregate outstanding balance of $918,827. The leases are secured by the underlying equipment. The rates range from 0.0% to 10.5% and differing maturities up to September 1, 2009.

Share Capital

$	As at March 31, 2006	As at December 31, 2005	As at December 31, 2004
500 Class A shares	100	100	100
400 Class E shares	400	400	-
	500	500	100

Financial Instruments

Fair Value

The carrying values of cash and cash equivalents, accounts receivable, accounts payable and accrued liabilities, accrued management bonus and callable debt, approximate their fair values due to the relatively short period to

maturity of the instruments and interest rates attached to the instruments. The fair value of shareholder advances are not practicably determinable.

The fair values of long-term debt and capital lease obligations approximates carrying values as the interest rates approximate market rates.

Credit risk

The Company is exposed to credit risk on the accounts receivable from its customers. In order to reduce its credit risk, the Company has adopted credit policies that include the analysis of the financial position of its customers and the regular review of their credit limits.

As at March 31, 2006, the Company had accounts receivable of 55% (December 31, 2005 – 47%; 2004 – 39%) from three customers.

Interest rate risk

The Company is exposed to interest rate price risk in respect of the long-term debt which bears fixed and floating rates of interest.

Related Party Transactions

The Company paid $99,000 (unaudited) for the three months ended March 31, 2006 (March 31, 2005 - $25,000 (unaudited)) (year ended December 31, 2005 - $126,500; 2004 - $66,000) in rent to the shareholders. This transaction has been measured at the exchange amount.

Critical Accounting Estimates and Accounting Policies

Critical Accounting Estimates

As a normal part of the financial statement preparation process, management is required to make estimates and assumptions based on information available as at the financial statement date. These estimates and assumptions affect the reported amounts of assets and liabilities, the possible disclosure of contingent assets and liabilities at the date of the financial statements and the amount of revenue and expense reported for the period.

Although estimates and assumptions must be made during the financial statement preparation process, it is management's opinion that none of the estimates or assumptions were highly uncertain at the time they were made. The most significant estimate in D&D Well Services' financial statements is the amortization period for capital equipment.

Accounting Policies

D&D Well Services prepares its financial statements in accordance with Canadian GAAP. Accounting policies have been applied consistently during all periods included in the financial statements. There were no new accounting policies implemented during the periods presented.

Key Risks and Uncertainties

See "Risk Factors" for a description of key risks and uncertainties.

MANAGEMENT'S DISCUSSION AND ANALYSIS

Murtron Hauling

MANAGEMENT'S DISCUSSION AND ANALYSIS OF MURTRON HAULING LTD. AND 815431 ALBERTA LTD.

The following management's discussion and analysis of financial condition and results of operations should be read in conjunction with the audited combined financial statements of Murtron Hauling Ltd. as at and for the years ended October 31, 2005, 2004 and 2003 and the unaudited combined financial statements of Murtron Hauling Ltd. as at and for the six months ended April 30, 2006 and 2005 included elsewhere in this prospectus.

These financial statements have been prepared on a combined basis, as they are under common control and managed by a common company. The balances are presented after elimination of inter-company transactions and balances.

Overview and Net Earnings

Murtron Hauling maintains a fleet of rolling stock equipment specializing oil and gas sector equipment relocation, log hauling and gravel hauling in the Grande Prairie area of Northern Alberta. Murtron Hauling's results are directly impacted by the overall health of the Western Canadian oil and gas, logging, and aggregates industries. The recent strength in the oil and gas and aggregates industries has steadily increased demand for Murtron Hauling's services.

Murtron Hauling's business is affected by the seasonality of the three aforementioned industries. Oil and gas drilling activity is most active November through March. During which time Murtron Hauling is busy moving equipment to and from well sites. Winter is also the most active period for the logging industry, which heightens the demand for log hauling. Murtron Hauling's services are occupied throughout the summer with hauling gravel for the aggregates industry as well moving well-site equipment for the moderately active summer drilling season. The slowest period of the year is spring when Northern Alberta experiences ground break-up in the muskeg; drilling, logging, and aggregate activities are slowest during this period. Thus, Murtron Hauling's results are strongest during years of longer, colder winters and drier springs and summers.

Revenue for the six months ended April 30, 2006 was $8,366,646 compared to $5,142,120 for the six months ended April 30, 2005 (62.7% growth). Revenue for the year ended October 31, 2005 was $12,278,395 compared to $10,664,309 for the year ended October 31, 2004 (15.1% growth). The growth is primarily a function of the increased activity in the Alberta oil and gas and aggregates industries and increased rates.

Murtron Hauling's earnings from operations have decreased as a percentage of revenue over the past three years due to the rapid increase of operating costs, such as wages, fuel, insurance, and sub-contractors. Furthermore, Murtron Hauling's earnings are weakest during the winter months of each year because operating costs are highest during that period. For the six-month period ending April 30, 2005 Murtron Hauling recognized revenue of $5,142,120, which represented 41.9% of the annual revenue. For the same period, Murtron Hauling recognized operating costs of $4,360,988 which represented 43.6% of the annual operating costs. It is management's belief that high demand for services will allow Murtron Hauling to successfully compete with higher rates for services. Management believes that higher rates will offset recent escalations in operating costs and margins can be prevented from further slides.

Reconciliation of Net Earnings to EBITDA and ADJUSTED EBITDA

$000s	Six months ended Apr. 30, 2006	Six months ended Apr. 30, 2005	Year ended October 31, 2005	Year ended October 31, 2004	Year ended October 31, 2003
***ADJUSTED EBITDA**	**1926**	**785**	**2,289**	**2,462**	**1,599**
Management Bonus	(1,412)	-	(910)	(827)	(211)
***EBITDA**	**514**	**785**	**1,379**	**1,635**	**1,388**
Amortization	(369)	(399)	(883)	(834)	(726)
Interest -- total net	(19)	(23)	(41)	(33)	(33)
Income taxes	(21)	(60)	(70)	(150)	(133)
Net Earnings	**105**	**303**	**385**	**618**	**496**

* The terms EBITDA and ADJUSTED EBITDA are not measures recognized by Canadian generally accepted accounting principles ("GAAP") and do not have standardized meanings prescribed by GAAP. ADJUSTED EBITDA is a Non-GAAP measure that in management's opinion represents a better measure of cash liquidity than EBITDA since the bonuses were primarily paid to reduce taxable income to the small business limit.

ADJUSTED EBITDA has increased by 43.2% since 2003.

Reconciliation of EBITDA to Cash Flow from Operations

$000s	Six months ended Apr. 30, 2006	Six months ended Apr. 30, 2005	Year ended October 31, 2005	Year ended October 31, 2004	Year ended October 31, 2003
***EBITDA**	**514**	**785**	**1,379**	**1,635**	**1,388**
Interest -- net	(19)	(23)	(41)	(33)	(33)
(Gain) Loss on disposal of equipment	(66)	(4)	(21)	(105)	(69)
Current Income taxes	(13)	(71)	(79)	(149)	(121)
Changes in non-cash working capital	464	680	474	-	(575)
Cash flow from (used in) operations	**880**	**1367**	**1,712**	**1,348**	**590**

<u>Results of Operations</u>

Revenue and Operating and Administrative Expenses

$000s	Six months ended Apr. 30, 2006	Six months ended Apr. 30, 2005	Year ended October 31, 2005	Year ended October 31, 2004	Year ended October 31, 2003
Revenue	**8,367**	**5,142**	**12,278**	**10,665**	**7,559**
Operating Expenses	6506	4361	(10,011)	(8,308)	(6,029)
Earnings after Operating and Administrative Expenses	**1861**	**781**	**2,267**	**2,357**	**1,530**
Earnings percentage	**22.2%**	**15.2%**	**18.5%**	**22.1%**	**20.2%**

Revenue

Revenue for the six months ended April 30, 2006 was $8,366,646 compared to $5,142,120 for the six months ended April 30, 2005 (62.7% growth). Murtron Hauling also increased its revenue by 62.4% over the period from 2003 to 2005. This growth is primarily a result of:

- *Increased demand.* The demand for lease construction in the Western Canadian Sedimentary Basin has increased with the increase of wells drilled. There were 21,841, 22,729, 24,800, and 26,725 (estimated by the Canadian Association of Petroleum Producers) rig-released wells drilled in Western Canada for 2003, 2004, 2005, and 2006E respectively. This growth in drilling activity reflects a 13.5% increase over the period from 2003 to 2005.

- *Decreased down time.* While the summer in Grande Prairie was one of the wettest on record, the spring breakup period was fairly short and good winter weather resulted in reduced overall down time for Murtron Hauling's various operations and thus increasing the amount of revenue-generating work days.

- *Increased job rates.* The increased demand has driven an increase in rates.

Operating Expenses

Murtron Hauling's operating and administrative expenses increased by 49.2% in the six months ending April 30, 2006 over the six months ending April 30, 2005. This increase is primarily as a result of the increased number of jobs performed. The increase in revenue outpaced the increase in expenses as Murtron Hauling realized savings due to volume increases. Operating expenses increased by 66.0% over the years from 2003 to 2005 as compared to a 62.4% increase in revenue. The difference is primarily a result of the rapid increase in fuel costs, wages, insurance costs, and sub-contractor costs, which were not entirely accounted for by increased charge rates.

Earnings After Operating and Administrative Expenses

Murtron Hauling's earnings percentage for the six months ending April 30, 2006 increased to 22.2% from 15.2% for the six months ending April 30, 2005.

Other Expenses

$000s	Six months ended Apr. 30, 2006	Six months ended Apr. 30, 2005	Year ended October 31, 2005	Year ended October 31, 2004	Year ended October 31, 2003
Amortization	369	399	883	834	726
Interest – (net)	19	23	41	33	33
Loss (Gain) on disposal of equipment	(66)	(4)	(21)	(105)	(69)
Management bonus	1412	-	910	827	211
	1,734	**418**	**1,813**	**1,589**	**901**

Amortization

Amortization expenses have remained fairly constant from 2003 to 2005 as a result of little fluctuation in property, equipment, and capital leases. Capital expenditures have predominantly been dedicated to replacing older automotive equipment, trailers, and other equipment rather than to increase the fleet size.

Interest

Interest expense has fluctuated over the period from 2003 to 2005. Murtron Hauling has reduced its level of callable debt and bank overdraft, which bear interest at prime plus 0.75%. Murtron Hauling's capital leases, which bear interest a rates ranging from 3.0% to 6.5%, have increased throughout the same period.

Management Bonus

Management bonuses are paid to the management to eliminate taxable income over the small business limit.

Income Taxes

$000s	Six months ended Apr. 30, 2006	Six months ended Apr. 30, 2005	Year ended October 31, 2005	Year ended October 31, 2004	Year ended October 31, 2003
Current income taxes	(19)	71	79	149	121
Future income taxes	8	(11)	(9)	1	12
	21	**60**	**70**	**150**	**133**

Current income taxes remained fairly consistent between the abovementioned periods due to management bonuses declared, which reduce taxable income to the small business limit.

Capital Expenditures

$000s	Six months ended Apr. 30, 2006	Six months ended Apr. 30, 2005	Year ended October 31, 2005	Year ended October 31, 2004	Year ended October 31, 2003
Capital expenditures	199	392	721	982	611

Murtron Hauling has invested in rolling stock equipment since 2003 primarily to replace older units. Annual capital additions since 2003 have been made at a rate of between 5%-10% of annual revenue. Management expects to continue to expand rolling stock to meet industry demand in such a way as to maximize equipment utilization.

Contractual Obligations – Payments Due by Period

	As at April 30, 2006	As at October 31, 2005				
$000's		< 1 year	1 - 3 Years	4 - 6 Years	Thereafter	Total
Capital Leases [1]	504	354	331	-	-	685
Callable debt [2]	34	47	-	-	-	47
Bank indebtedness [4]	-	313	-	-	-	313
Shareholder advances [3]	6	5	-	-	-	5
	544	719	331	-	-	1,050

Notes:

(1) Capital lease obligations are described under Note 6 to the October 31, 2005 Combined Financial Statements.
(2) Callable debt obligations are described under Note 5 to the October 31, 2005 Combined Financial Statements.
(3) Shareholder advances are described under Note 7 to the October 31, 2005 Combined Financial Statements.
(4) Bank indebtedness are described under Note 4 to the October 31, 2005 Combined Financial Statements.

There have been no material changes in contractual obligations during the interim period that are outside the ordinary course of the Company's business.

Liquidity

Operating Cash Flow

Murtron Hauling's cash flow from operating activities for the six months ending April 30, 2006 decreased by $487,37[illegible] from the six months ending April 30, 2005. This was primarily the result of a decrease in net earnings and an increase in prepaid expenses.

Murtron Hauling's cash flow from operating activities in 2005 increased by $364,274 over 2004. A decrease in net earnings, accounts payable, accrued liabilities, and bonuses payable was more than offset by the decrease in accounts receivable and lesser non-cash gain on disposal of equipment.

Working Capital

$000s	As at April 30, 2006	As at October 31, 2005	As at October 31, 2004
Cash	94	81	(764)
Accounts receivable	1,665	2,471	2,936
Inventory	71	29	52
Prepaid expenses	253	-	-
Accounts payable and accrued liabilities	(569)	(1,020)	(1,098)
Income taxes payable	(36)	(72)	(90)
Preferred shares	(2)	(2)	(2)
Callable debt due in one year	(34)	(47)	(139)
Obligations under capital lease due in one year	(304)	(354)	(251)
Working capital before shareholder advances and accrued management bonus	**1,138**	**1,086**	**644**
Accrued management bonus	(1,350)	(910)	(827)
Shareholder advances	(6)	(5)	(5)
Working capital	**(218)**	**171**	**(188)**

Murtron Hauling pays management bonus annually to reduce taxable income to the small business limit. Thus, there is a downward impact on working capital from both the shareholder advances account and the accrued management bonus account; a normalized business structure would therefore have a greater working capital amount.

Financing

Murtron Hauling's primary sources of financing are from two sources: callable debt and capital leases.

As at April 30, 2006 Murtron Hauling had $33,750 in callable debt. Murtron Hauling has three bank loans secured but is currently only drawn on one. The current debt amount is repayable in monthly payments of $2,250 to $5,000 plus interest at a rate of prime plus 0.75% and matures in August 2007.

As at April 30, 2006 Murtron Hauling had $504,270 in capital leases. The rates range from 3.0% to 6.5% and differing maturities up to September 2008.

Murtron Hauling also has a bank overdraft, which is not drawn, that bears interest at prime plus 0.75%.

Share Capital

$	As at April 30, 2006	As at October 31, 2005	As at October 31, 2004
Class A shares	200	200	200
Class F shares redeemable at $1 per share	2,000	2,000	2,000
	2,200	2,200	2,200

The company has issued preferred shares redeemable at $2,000. They have been recorded as a liability.

Financial Instruments

Fair Value

The carrying values of cash and cash equivalents, accounts receivable, accounts payable and accrued liabilities, bank indebtedness, accrued management bonus and callable debt approximate their fair values due to the relatively short period to maturity of the instruments and interest rates attached to the instruments. The fair value of shareholder advances is not practicably determinable, since there are no specific terms.

The fair value of callable debt and obligations under capital lease approximate carrying values as the interest rate approximates the market value.

Credit risk

The Company is exposed to credit risk on the accounts receivable from its customers. In order to reduce its credit risk, the Company has adopted credit policies which include the analysis of financial position of its customers and the regular review of their credit limits.

During the period ended April 30, 2006 – 78.2% (unaudited) (April 30, 2005 – 83.7%) (unaudited) (years ended October 31, 2005 – 47% (each customer at 37% and 10%); October 31, 2004 – 41% (each customer at 31% and 10%); October 31, 2003 – 57% (each customer at 47% and 10%)) of the Company's sales were to two customers. As at April 30, 2006, 51.7% (unaudited) (October 31, 2005 – 38%; October 31, 2004 – 54%) of the accounts receivable of the Company were from two customers.

Related Party Transactions

During the year ended October 31, 2005, the Company sold equipment for $16,050 (2004 - $6,420; 2003 - $nil) to companies controlled by the shareholders or by family members of the shareholders. In 2004, the Company advanced $40,000 to the related party and was repaid prior to October 31, 2004.

The related party transactions have been recorded at exchange amounts.

The due from related party is unsecured, interest free and repayable on demand. The companies are related, as they are controlled by common shareholders.

Critical Accounting Estimates and Accounting Policies

Critical Accounting Estimates

As a normal part of the financial statement preparation process, management is required to make estimates and assumptions based on information available as at the financial statement date. These estimates and assumptions affect the reported amounts of assets and liabilities, the possible disclosure of contingent assets and liabilities at the date of the financial statements and the amount of revenue and expense reported for the period.

Although estimates and assumptions must be made during the financial statement preparation process, it is management's opinion that none of the estimates or assumptions were highly uncertain at the time they were made. The most significant estimate in Murtron Hauling's financial statements is the amortization period for capital equipment.

Accounting Policies

Murtron Hauling prepares its financial statements in accordance with Canadian GAAP. Accounting policies have been applied consistently during all periods included in the financial statements. There were no new accounting policies implemented during the periods presented.

Key Risks and Uncertainties

See "Risk Factors" for a description of key risks and uncertainties.

MANAGEMENT'S DISCUSSION AND ANALYSIS

R Bee Crushing

MANAGEMENT'S DISCUSSION AND ANALYSIS OF R BEE CRUSHING LTD., BERNET VENTURES LTD., AND DAL FINN HOLDINGS LTD.

The following management's discussion and analysis of financial condition and results of operations should be read in conjunction with the audited combined financial statements of R Bee Crushing as at and for the years ended April 30, 2006, 2005 and 2004 included elsewhere in this prospectus.

These financial statements have been prepared on a combined basis, as they are under common control and managed by a common owner. The balances are presented after elimination of inter-company transactions and balances.

Overview and Net Earnings

R Bee Crushing's results are directly impacted by the overall health of northern Alberta economic development. The company's rock crushing services are employed predominantly by five to six major clients involved in road and infrastructure development in the north. In turn, the overall health of the Western Canadian oil and gas and aggregates industries has an indirect impact on R Bee Crushing as they drive the development in the region. The recent strength in the oil and gas and aggregates industries has steadily increased demand for R Bee Crushing's services.

R Bee Crushing has an upgraded, modern equipment fleet that has contributed to greater productivity and capacity to service the rapidly increasing demand for northern development. As a result of the recent economic trends in the region and R Bee Crushing's ability to capitalize on them, revenue has steadily increased over the past three years. Revenue for the year ended April 30, 2006 was $26,166,042 compared to $22,836,900 for the year ended April 30, 2005 (14.1% growth). Revenue for the year ended April 30, 2005 was $22,836,900 compared to $14,829,085 for the year ended April 30, 2004 (54.0% growth).

For the year ending April 30, 2006, R Bee Crushing recognized net earnings of $2,445,348, which represented 9.3% of the period's revenue. For the year ended April 30, 2005, R Bee Crushing recognized net earnings of $1,939,002 which represented 8.5% of the period's revenue. Margins have steadily improved over the past three years with operating efficiencies and rate increases outpacing increasing input costs.

Reconciliation of Net Earnings to EBITDA and ADJUSTED EBITDA

$000s	Year ended April 30, 2006	Year ended April 30, 2005	Year ended April 30, 2004
***ADJUSTED EBITDA**	**8,097**	**7,529**	**4,086**
Management bonus	(234)	(1,898)	(158)
EBITDA	**7,863**	**5,631**	**3,928**
Amortization	(4,322)	(2,893)	(2,349)
Interest –net	(588)	(359)	(319)
Increase in cash surrender value of life insurance	33	3	42
Income taxes	(541)	(443)	(136)
Net Earnings	**2,445**	**1,939**	**1,166**

* The terms EBITDA and ADJUSTED EBITDA are not measures recognized by Canadian generally accepted accounting principles ("GAAP") and do not have standardized meanings prescribed by GAAP. ADJUSTED EBITDA is a Non-GAAP measure that in management's opinion represents a better measure of cash liquidity than EBITDA since the bonuses were primarily paid to reduce taxable income to the small business limit.

ADJUSTED EBITDA has increased by 98.2% since 2004.

Reconciliation of EBITDA to Cash Flow from Operations

$000s	Year ended April 30, 2006	Year ended April 30, 2005	Year ended April 30, 2004
***EBITDA**	7,863	**5,631**	**3,928**
Interest -- total net	(538)	(359)	(319)
Increase in cash surrender value of life insurance	33	3	42
(Gain) Loss on disposal of equipment	(230)	(613)	(272)
Current income taxes	133	(276)	(90)
Changes in non-cash working capital	(4,201)	(536)	(1,105)
Cash flow from (used in) operations	3,010	3,850	2,184

Results of Operations

Revenue and Operating and Administrative Expenses

$000s	Year ended April 30, 2006	Year ended April 30, 2005	Year ended April 30, 2004
Revenue	**26,166**	**22,837**	**14,829**
Operating and administrative expenses	(18,299)	(15,921)	(11,016)
Earnings after operating and administrative expenses	**7,867**	**6,916**	**3,813**
Earnings percentage	30.1%	30.3%	25.7%

Revenue

Revenue for the year ended April 30, 2006 was $26,166,042 compared to $22,836,900 for the year ended April 30, 2005 (14.6% growth). R Bee Crushing also increased its revenue by 76.5% over the period from 2004 to 2006. This growth is primarily a result of:

- *Upgraded equipment.* An upgraded equipment fleet has allowed R Bee Crushing to increase its productivity and capitalize on the economic expansion in Northern Alberta.

- *Increased job rates.* The increased demand has driven an increase in rates.

Operating and Administrative Expenses

R Bee Crushing's operating and administrative expenses increased by 14.9% in the year ending April 30, 2006 over the year ending April 30, 2005. This increase is primarily as a result of the increased number of jobs performed. The increase in operating costs slightly outpaced the increase in revenue as one time accounting and legal fees offset operational efficiencies. Operating expenses increased by 66.1% over the years from 2004 to 2006 as compared to a 76.5% increase in revenue.

Earnings after Operating and Administrative Expenses

R Bee Crushing's earnings percentage for the year ending April 30, 2006 decreased to 30.1% from 30.3% for the year ending April 30, 2005.

Other Expenses

$000s	Year ended April 30, 2006	Year ended April 30, 2005	Year ended April 30, 2004
Amortization	4,322	2,893	2,349
Interest -- net	588	359	319
Loss (Gain) on disposal of equipment	(230)	(613)	(272)
Decrease (Increase) in cash surrender value of life insurance	(33)	(3)	(42)
Management bonus	234	1,898	158
	4,881	**4,534**	**2,512**

Amortization

Amortization expense has increased each year as a result of upgrading to new equipment. 2006 capital additions of $5,825,255 by way of cash and additional capital acquisitions of $3,100,839 by way of capital leases resulted in an increase in amortization of 49.3% over 2005.

Interest

Interest has steadily increased over the three-year period and into 2006 as capital leases, long-term debt, and bank indebtedness have increased in conjunction with new equipment purchases.

Management Bonus

Management bonuses are paid to the management to eliminate taxable income over the small business limit.

Income Taxes

$000s	Year ended April 30, 2006	Year ended April 30, 2005	Year ended April 30, 2004
Current income taxes	(133)	276	90
Future income taxes	674	167	46
	541	443	136

Current income taxes increased sharply in 2005 and 2006 due to a large increase in taxable earnings.

Capital Expenditures

$000s	Year ended April 30, 2006	Year ended April 30, 2005	Year ended April 30, 2004
Capital expenditures	5,825	5,451	1,397

R Bee Crushing has invested in additional pieces of equipment since 2004 to meet the increased demand for services. Annual capital additions between 2004 and 2006 have been made at a rate of between 9%-26% of annual revenue. Consequently, as a result of this aggressive expansion, a large portion of R Bee Crushing's equipment is relatively new. Management expects to continue to expand equipment to meet industry demand in such a way as to maximize equipment utilization.

Contractual Obligations – Payments Due by Period

$000s	As at April 30, 2006				
	< 1 year	1 - 3 Years	4 - 6 Years	Thereafter	Total
Bank indebtedness [1]	1,607	-	-	-	1,607
Capital leases [2]	1,818	2,876	309	-	5,003
Long-term debt [3]	2,632	3,347	1,432	-	7,411
Shareholder advances [4]	1,645	-	-	-	1,645
	7,702	6,223	1,741	-	15,666

Notes:

(1) Bank indebtedness is described under Note 5 to the April 30, 2006 Combined Financial Statements.
(2) Capital lease obligations are described under Note 7 to the April 30, 2006 Combined Financial Statements.
(3) Long-term debt obligations are described under Note 8 to the April 30, 2006 Combined Financial Statements.
(4) Shareholder advances are described under Note 6 to the April 30, 2006 Combined Financial Statements.

There have been no material changes in contractual obligations during the interim period that are outside the ordinary course of the Company's business. Increase in total debt relates to acquisition of new capital assets.

Liquidity

Operating Cash Flow

R Bee Crushing's cash flow from operating activities in 2006 decreased by $840,130 from 2005. Although net earnings increased by $506,346, changes in non-cash working capital items, primarily an accounts receivable increase, had a negative impact on cash flow for operating activities.

Working Capital

$000s	As at April 30, 2006	As at April 30, 2005
Cash	890	481
Short-term investments	368	569
Accounts receivable	9,929	7,278
Income tax recoverable	71	-
Prepaid expenses	274	94
Inventory	857	240
Bank indebtedness	(1,608)	(1,598)
Accounts payable and accrued liabilities	(2,838)	(2,355)
Income taxes payable	-	(156)
Current portion of capital lease obligations	(1,818)	(999)
Current portion of long-term debt	(2,632)	(2,180)
Future income taxes	(1,103)	(276)
Working capital before accrued management bonus and shareholder advances	**2,390**	**1,098**
Accrued management bonus	(682)	(1,692)
Shareholder advances	(1,645)	(758)
Working capital	**63**	**(1,352)**

Working capital before accrued management bonus and shareholder advances has increased from April 30, 2005 to April 30, 2006. However, there is a downward impact on working capital from both the shareholder advances account and the accrued management bonus account; a normalized business structure would therefore have a greater working capital amount.

Financing

R Bee Crushing's primary sources of financing are from four sources: bank indebtedness, long-term debt, capital leases, and shareholder advances.

As at April 30, 2006, R Bee Crushing had $1,607,572 in bank indebtedness. This amount includes $497,572 drawn on the company's overdraft and $1,110,000 drawn on a $2,000,000 operating line of credit, which bears interest at prime plus 1.75%.

As at April 30, 2006, R Bee Crushing had $7,410,753 in long-term debt. The debt is comprised of various bank loans that are secured by heavy equipment and bear interest at various variable and fixed rates (bank prime plus 2.85% to 7.25% fixed).

As at April 30, 2006, R Bee Crushing had $5,003,124 in capital leases. The leases are secured by specific assets of the company. The rates range from 5.8% (fixed) to prime plus 3.0%.

As at April 30, 2006, R Bee Crushing had $1,644,990 due to shareholder outstanding.

Share Capital

$	As at April 30, 2006	As at April 30, 2005
300 Class A shares	300	300
100 Class B shares	100	100
	400	400

Financial Instruments

Fair Value

The carrying value of cash, short term investments, accounts receivable, income tax receivable, bank indebtedness, accounts payable and accrued liabilities and accrued management bonus, approximate their fair value due to the relatively short period to maturity of the instruments and interest rates attached to the instruments. The fair value of amount shareholder advances is not practicably determinable. The fair value of long-term debt and capital lease obligations approximate carrying values as the interest rates approximate market rates.

Credit risk

The Company is exposed to credit risk on the accounts receivable from its customers. In order to reduce its credit risk, the Company has adopted credit policies that include the analysis of financial position of its customers and the regular review of their credit limits.

During the year ended April 30, 2006, the Company had sales of 60% (year ended April 30, 2005 – 52% (each customer at 24%, 17% and 11%); 2004 – 41% (each customer at 17%, 12% and 12%); 2003 – 50% (each customer at 25%, 18% and 7%)) to three customers. As at April 30, 2006, the Company had accounts receivable of 79% (2005 – 74%; 2004 – 74%) from three customers.

Interest rate risk

The Company is exposed to interest rate price risk in respect of the long-term debt, which bears a fixed rate of interest.

Related Party Transactions

The Company incurred general and administrative expenses of $369,000 with a company under common control during the year ended April 30, 2006 (year ended April 30, 2005 - $341,853; 2004 - $281,999).

The Company generated rental income of $53,625 with a company under common control during the year ended April 30, 2006 (year ended April 30, 2005 – $nil; 2004 - $nil; 2003 - $nil).

The Company generated interest income of $1,855 with a company under common control during the year ended April 30, 2006 (year ended April 30, 2005 – $1,969; 2004 - $nil; 2003 - $nil).

The related party transactions are in the normal course of operations and are measured at the exchange amount.

Critical Accounting Estimates and Accounting Policies

Critical Accounting Estimates

As a normal part of the financial statement preparation process, management is required to make estimates and assumptions based on information available as at the financial statement date. These estimates and assumptions affect the reported amounts of assets and liabilities, the possible disclosure of contingent assets and liabilities at the date of the financial statements and the amount of revenue and expense reported for the period.

Although estimates and assumptions must be made during the financial statement preparation process, it is management's opinion that none of the estimates or assumptions were highly uncertain at the time they were made. The most significant estimate in R Bee Crushing's financial statements is the amortization period for capital equipment and recoverability of accounts receivable.

Accounting Policies

R Bee Crushing prepares its financial statements in accordance with Canadian GAAP. Accounting policies have been applied consistently during all periods included in the financial statements. There were no new accounting policies implemented during the periods presented.

Key Risks and Uncertainties

See "Risk Factors" for a description of key risks and uncertainties.

MANAGEMENT'S DISCUSSION AND ANALYSIS

S.O.S. Oilfield Safety

MANAGEMENT'S DISCUSSION AND ANALYSIS OF SAFETYMASTER RENTALS CORPORATION.

The following management's discussion and analysis of financial condition and results of operations should be read in conjunction with the audited financial statements of Safetymaster Rentals Corporation as at and for the years ended August 31, 2005, 2004 and 2003 and the unaudited financial statements of Safetymaster Rentals Corporation as at and for the three and nine months ended May 31, 2006 and 2005 included elsewhere in this prospectus.

Overview and Net Earnings

S.O.S. Oilfield Safety provides safety equipment rental services and safety services to the oil and gas industry including the supply of air trailers and equipment for use with sour gas wells. Accordingly, the company's results are directly impacted by the overall health of the Western Canadian oil and gas industry. The recent strength in the commodity market has steadily increased demand for S.O.S. Oilfield Safety's equipment.

Since the operations of S.O.S. Oilfield Safety are directly effected by the oil and gas industry, weather can have a direct impact on the company. Oil and gas drilling activity is generally stronger November through March. Wet weather in the spring and early summer months hinder the activity, which regains strength in July and August. As a result, S.O.S. Oilfield Safety typically runs at greater utilization rates during the winter, summer, and fall and at weaker utilization rates for spring and early summer. Therefore, a longer, colder winter and drier spring and summer enhances S.O.S. Oilfield Safety's results.

Revenue for the nine months ended May 31, 2006 was $5,262,734 compared to $3,548,956 for the nine months ended May 31, 2005 (48.3% growth). Revenue for the year ended August 31, 2005 was $4,612,493 compared to $3,274,653 for the year ended August 31, 2004 (40.9% growth). The growth is primarily a function of the increased activity in the Alberta oil and gas industry, an increased sales staff, increased rates, and an increased equipment fleet to meet additional demand.

S.O.S. Oilfield Safety's net earnings have steadily increased over the past 3 years as a result of increased sales from $151,380 in 2003 to $319,082 in 2005. S.O.S. Oilfield Safety pays management bonuses to its management, however, primarily to reduce taxable income to the small business limit. A portion of such bonuses are reinvested in Safetymaster Rentals (S.O.S.) by way of shareholder advances.

Reconciliation of Net Earnings to EBITDA and ADJUSTED EBITDA

$000s	Nine Months ended May 31, 2006	Nine Months ended May 31, 2005	Year ended August 31, 2005	Year ended August 31, 2004	Year ended August 31, 2003
***ADJUSTED EBITDA**	**1,751**	**1,180**	**1,465**	**975**	**407**
Management Bonus	(1,297)	(772)	(881)	(478)	(18)
***EBITDA**	**454**	**408**	**584**	**497**	**389**
Amortization	(187)	(128)	(173)	(281)	(193)
Interest	(12)	(10)	(15)	(15)	-
Income taxes	(37)	(54)	(77)	(36)	(45)
Net Earnings	**218**	**215**	**319**	**165**	**151**

* The terms EBITDA and ADJUSTED EBITDA are not measures recognized by Canadian generally accepted accounting principles ("GAAP") and do not have standardized meanings prescribed by GAAP. ADJUSTED EBITDA is a Non-GAAP measure that in management's opinion represents a better measure of cash liquidity than EBITDA since the bonuses were primarily paid to reduce taxable income to the small business limit.

ADJUSTED EBITDA has increased by 260% since 2003.

Reconciliation of EBITDA to Cash Flow from Operations

$000s	Nine Months ended May 31, 2006	Nine Months ended May 31, 2005	Year ended August 31, 2005	Year ended August 31, 2004	Year ended August 31, 2003
***EBITDA**	**454**	**408**	**584**	**497**	**389**
Interest	(12)	(10)	(15)	(15)	-
(Gain) loss on disposal of equipment	(18)	25	9	(26)	(62)
Current Income taxes	(54)	(53)	(66)	(42)	(41)
Changes in non-cash working capital	312	480	227	190	84
Cash flow from (used in) operations	**682**	**850**	**739**	**604**	**370**

Results of Operations

Revenue and Operating and Administrative Expenses

$000s	Nine Months ended May 31, 2006	Nine Months ended May 31, 2005	Year ended August 31, 2005	Year ended August 31, 2004	Year ended August 31, 2003
Revenue	**5,263**	**3,549**	**4,612**	**3,275**	**2,257**
Operating and Administrative Expenses	(3,530)	(2,344)	(3,139)	(2,325)	(1,912)
Earnings after Operating and Administrative Expenses	**1,733**	**1,205**	**1,473**	**950**	**345**
Earnings percentage	**32.9%**	**34.0%**	**31.9%**	**29.0%**	**15.3%**

Revenue

Revenue for the nine months ended May 31, 2006 was $5,262,734 compared to $3,548,956 for the nine months ended May 31, 2005 (48.3% growth). S.O.S. Oilfield Safety has also increased its revenue by 104.3% over the period from 2003 to 2005. The growth is primarily a result of:

- *Increased demand.* The demand for safety supervision services and equipment rentals in the Western Canadian Sedimentary Basin has increased with the increase of wells drilled. There were 21,841, 22,729, 24,800, and 26,725 (estimated by the CAPP) rig-released wells drilled in Western Canada for 2003, 2004, 2005, and 2006E respectively. This growth in drilling activity reflects a 13.5% increase over the period from 2003 to 2005.

- *Additional equipment.* S.O.S. Oilfield Safety increased its equipment fleet throughout 2004 and 2005.

- *Increased rates.* The increased demand has driven an increase in rates.

- *Increased sales force.* S.O.S. Oilfield Safety expanded its sales staff in 2005.

Cost of Rentals

S.O.S. Oilfield Safety's operating and administrative expenses increased by 50.6% in the nine months ending May 31, 2006 over the nine months ending May 31, 2005. This increase is primarily as a result of the increased rental sales. As a percentage of revenue, however, operating and administrative expenses is increasing due to rising wages and fuel costs. Management believes that escalating costs can be passed on to clients and the current differential reflects short term timing differences and not a general decline in margins. Operating and administrative expenses increased 64.3% over the years from 2003 to 2005 as compared to a 104.3% increase in revenue.

Earnings After Operating and Administrative Expenses

S.O.S. Oilfield Safety's earnings percentage for the nine months ending May 31, 2006 was 32.9%, which was fairly consistent with the earnings percentage for the nine months ending May 31, 2005 of 34.0%. Over the three-year period S.O.S. Oilfield Safety has been able to expand its earnings percentage from 15.3% in 2003 to 31.9% in 2005.

Other Expenses

$000s	Nine Months ended May 31, 2006	Nine Months ended May 31, 2005	Year ended August 31, 2005	Year ended August 31, 2004	Year ended August 31, 2003
Amortization	187	128	173	281	193
Interest	12	10	15	15	-
Loss (Gain) on disposal of equipment	(18)	25	9	(26)	(62)
Management Bonus	1,297	772	881	478	18
	1,478	935	1,078	748	149

Amortization

Amortization has fluctuated over the three-year period as S.O.S. Oilfield Safety has sold and acquired new equipment. S.O.S. Oilfield Safety uses both operating leases and cash purchases to acquire new equipment. The equipment is amortized using the declining balance method over the estimated useful lives of the equipment at a 15% rate.

Interest

The interest expense has remained fairly constant throughout the three year period. S.O.S. Oilfield Safety pays interest on a line of credit, callable debt, and two long-term loans. The line of credit bears interest at prime plus 1.0% and there was an outstanding balance of nil as at May 31, 2006. The callable debt bears interest at prime plus 1.25% and there was an outstanding balance of $15,615 as at May 31, 2006. S.O.S. Oilfield Safety has a long-term loan that bears interest at prime plus 1.5% and there was an outstanding balance of $250,000 as at May 31, 2006. S.O.S. Oilfield Safety has secured another long-term loan that bears interest at prime plus 2.5% and there was no outstanding balance as at May 31, 2006.

Management Bonus

Management bonuses are paid to the management of Safetymaster Rentals (SOS) to eliminate taxable income over the small business limit.

Income Taxes

$000s	Nine Months ended May 31, 2006	Nine Months ended May 31, 2005	Year ended August 31, 2005	Year ended August 31, 2004	Year ended August 31, 2003
Current Income Taxes	(54)	(53)	(66)	(42)	(41)
Future Income taxes	17	(1)	(11)	6	(4)
	(37)	(54)	(77)	(36)	(45)

Current income taxes remained under the small business limit for the three year period due to management bonus, which reduces taxable income.

Capital Expenditures

$000s	Nine Months ended May 31, 2006	Nine Months ended May 31, 2005	Year ended August 31, 2005	Year ended August 31, 2004	Year ended August 31, 2003
Capital expenditures	**734**	**254**	**278**	**958**	**330**

S.O.S. Oilfield Safety has financed capital additions by way of bank indebtedness, callable debt and long-term debt.

Contractual Obligations – Payments Due by Period

	As at May 31, 2006	As at August 31, 2005				
$000's	Total	< 1 year	1 - 3 Years	4 - 6 Years	Thereafter	Total
Bank indebtedness [(1)]	-	-	-	-	-	-
Shareholder advances [(2)]	-	1	-	-	-	1
Long-term debt [(3)]	250	35	-	-	-	35
Callable debt [(4)]	16	21	-	-	-	21
	266	57	-	-	-	57
Operating leases [(5)]		66	198	38	-	302
		123	198	38	-	359

Notes:

(1) Bank indebtedness is described under Note 5 to the August 31, 2005 Financial Statements.
(2) Shareholder advances are described under Note 6 to the August 31, 2005 Financial Statements.
(3) Long-term debt obligations are described under Note 8 to the August 31, 2005 Financial Statements.
(4) Callable debt is described under Note 7 to the August 31, 2005 Financial Statements.
(5) Operating leases are described under Note 10 to the August 31, 2005 Financial Statements. There have been no material changes in operating leases during the interim period that are outside ordinary course of the company's business.

Liquidity

Operating Cash Flow

S.O.S. Oilfield Safety's cash flow from operating activities for the nine months ending May 31, 2006 decreased by $168,619 from the nine months ending May 31, 2005. Although net earnings were almost identical, changes in non-cash working capital more than caused the change.

S.O.S. Oilfield Safety's cash flow from operating activities in 2005 increased by $135,296 from 2004. An increase and net earnings and changes in non-cash working capital were responsible for the change.

Working Capital

$000s	As at May 31, 2006	As at August 31, 2005	As at August 31, 2004
Cash	18	156	-
Accounts receivable	1,280	1,033	789
Prepaid expenses	8	51	50
Bank indebtedness	-	-	(232)
Accounts payable and accrued liabilities	(360)	(345)	(192)
Income taxes payable	(1)	(27)	-
Callable debt	(16)	(21)	(84)
Current portion of long-term debt	(121)	(35)	(101)
Working capital before shareholder advances, accrued management bonus, and due to related parties	**808**	**812**	**230**
Due to related parties	(3)	(3)	(101)
Accrued management bonuses	(1,297)	(771)	(478)
Shareholder advances	-	(1)	(99)
Working capital	**(492)**	**37**	**(448)**

S.O.S. Oilfield Safety pays management bonuses to reduce taxable income to the small business limit. A portion of this bonus is loaned back to S.O.S. Oilfield Safety resulting in an increase to shareholder advances. Thus, there is a downward impact on working capital from both the shareholder advance account and the accrued management bonus account; a normalized business structure would therefore have a greater working capital amount.

Working capital before shareholder advances, accrued management bonuses, and due to related parties has steadily improved since August 31, 2004.

Financing

S.O.S. Oilfield Safety's primary sources of financing are from four sources: operating line of credit, long-term debt, callable debt, and shareholder loans.

As at May 31, 2006, S.O.S. Oilfield Safety had $nil outstanding on its operating line of credit. The operating line of credit is secured by a general security agreement covering all the assets of the company. The operating line bears interest at prime plus 1.0% and has maximum borrowings of $600,000.

The long-term debt is comprised of two loans from a company controlled by a family member of a shareholder of S.O.S. Oilfield Safety. As at May 31, 2006, S.O.S. Oilfield Safety has an outstanding balance of $250,000 on one of the two loans, which bears interest at prime plus 1.5% (the other loan, which has no outstanding balance, bears interest at prime plus 2.5%). The outstanding balance is repayable in monthly installments of $11,108, which include interest.

As at May 31, 2006, S.O.S. Oilfield Safety had $15,615 outstanding in callable debt. The callable debt bears interest at a rate of prime plus 1.25% and is repayable in monthly installments of $900.

Share Capital

$	As at May 31, 2006	As at August 31, 2005	As at August 31, 2004
100 Class A shares	100	100	100

Financial Instruments

Fair Value

The carrying value of cash and cash equivalents, accounts receivable, bank indebtedness, accounts payable and accrued liabilities, accrued management remuneration, callable debt and long-term debt, approximate their fair value due to the relatively short period to maturity of the instruments and interest rates attached to the instruments. The fair value of amounts due to (from) related parties and shareholder advances are not practicably determinable since they do not have any specified terms.

Credit risk

The Company is exposed to credit risk on the accounts receivable from its customers. In order to reduce its credit risk, the Company has adopted credit policies which include the analysis of financial position of its customers and the regular review of their credit limits.

During the period ended May 31, 2006, 32% (unaudited) (May 31, 2005 – 40%; (unaudited); August 31, 2005 – 32%; August 31, 2004 – 22%; August 31, 2003 – 35%) of the Company's sales were to two customers. As at February 28, 2006, the Company had accounts receivable of 48% (August 31, 2005 – 31%; 2004 – 41%) from two customers.

Related Party Transactions

	Nine months ended May 31		Three months ended May 31,		Years ended August 31,		
	2006	2005	2006	2005	2005	2004	2003
	$ (unaudited)	$ (unaudited)	$ (unaudited)	$ (unaudited)	$	$	$
General and administrative expense paid to company controlled by a family member of a shareholder	156,279	112,302	79,930	90,725	154,040	100,863	30,947
Paid to a family member of a shareholder	49,500	72,000	16,500	36,000	101,800	111,302	109,456
Paid to company 50% owned by a shareholder	8,155	1,391	8,155	1,391	5,400	-	9,447
Accounts payable owed to companies controlled by a family member of a shareholder	85,006	64,000	85,006	44,175	105,470	47,652	24,611
Management fees received from company by a family member of a shareholder	-	20,000	-	-	20,000	200	100,000

These transactions have been recorded at the exchange amount.

Critical Accounting Estimates and Accounting Policies

Critical Accounting Estimates

As a normal part of the financial statement preparation process, management is required to make estimates and assumptions based on information available as at the financial statement date. These estimates and assumptions

affect the reported amounts of assets and liabilities, the possible disclosure of contingent assets and liabilities at the date of the financial statements and the amount of revenue and expense reported for the period.

Although estimates and assumptions must be made during the financial statement preparation process, it is management's opinion that none of the estimates or assumptions were highly uncertain at the time they were made. The most significant estimate in S.O.S. Oilfield Safety's financial statements is the amortization period for capital equipment.

Accounting Policies

S.O.S. Oilfield Safety prepares its financial statements in accordance with Canadian GAAP. Accounting policies have been applied consistently during all periods included in the financial statements. There were no new accounting policies implemented during the periods presented.

Key Risks and Uncertainties

See "Risk Factors" for a description of key risks and uncertainties.

MANAGEMENT'S DISCUSSION AND ANALYSIS

Neuwest Equipment

MANAGEMENT'S DISCUSSION AND ANALYSIS OF NEUWEST EQUIPMENT RENTALS INC.

The following management's discussion and analysis of financial condition and results of operations should be read in conjunction with the audited financial statements of Neuwest Equipment Rentals Inc. as at and for the years ended October 31, 2005, 2004 and 2003 and the unaudited financial statements of Neuwest Equipment Rentals Inc. as at and for the six months ended April 30, 2006 and 2005 included elsewhere in this prospectus.

These financial statements are prepared on the going concern basis, which assumes that the Company will be able to realize its assets and discharge its liabilities in the normal course of business for the foreseeable future. The Company expects to continue normal operations with continued shareholder support, the Company receiving future financing(1) and the Company renting equipment to a related party.(2) The outcome of these events is uncertain at this time. These financial statements do not include any adjustments to the amounts and classification of assets and liabilities that may be necessary should the Company be unable to continue as a going concern. These adjustments may be material.

Note:

(1) Subsequent events are described under Note 16 to the October 30, 2005 financial statements.

(2) Related Party disclosure is described under Note 13 to the October 31, 2005 financial statements.

Overview and Net Earnings

Neuwest Rentals' provides a fleet of heavy construction equipment to the Grande Prairie area oil and gas and construction sector. Its results are directly impacted by the overall health of the Western Canadian oil and gas industry. The recent strength in the commodity market has steadily increased demand for Neuwest Rentals' equipment.

The effects of weather usually have a direct impact on Neuwest Rentals. Oil and gas drilling activity is generally stronger November through March. Wet weather in the spring and early summer months hinder the activity, which regains strength in July and August. As a result, Neuwest Rentals typically runs at close to 100% utilization eight months of the year (winter, summer, and fall) and at approximately 50% utilization for four months of the year (spring and early summer). Therefore, a longer, colder winter and drier spring and summer enhances Neuwest Rentals' results. Revenue for the six months ended April 30, 2006 was $2,625,592 compared to $797,933 for the six months ended April 30, 2005 (229.1% growth). Revenue for the year ended October 31, 2005 was $2,081,517 compared to $1,376,210 for the year ended October 31, 2004 (51.2% growth). The growth is primarily a function of the increased activity in the Alberta oil and gas industry and an increased equipment fleet to meet additional demand.

While Neuwest Rentals' net earnings have steadily increased over the past 3 years as a result of increased sales, the company pays management bonuses via its employee profit sharing plan to its shareholders to reduce taxable income to the small business limit. A significant portion of such bonuses are reinvested back into Neuwest Rentals by way of shareholder advances.

Reconciliation of Net Earnings to EBITDA and EBITDA before employee profit plan expense

$000s	Six months ended April 30, 2006	Six months ended April 30, 2005	Year ended October 31, 2005	Year ended October 31, 2004	Year ended October 31, 2003
***ADJUSTED EBITDA**	**1262**	**308**	**825**	**173**	**(3)**
Management bonus	-	-	(375)	-	-
***EBITDA**	**1262**	**308**	**450**	**173**	**(3)**
Amortization	(287)	(4)	(203)	(7)	(6)
Interest – net	(45)	3	7	-	-
Income taxes	(150)	(50)	(34)	(23)	-
Net Earnings	**780**	**257**	**220**	**143**	**(9)**

* The terms EBITDA and ADJUSTED EBITDA are not measures recognized by Canadian generally accepted accounting principles ("GAAP") and do not have standardized meanings prescribed by GAAP. ADJUSTED EBITDA is a Non-GAAP measure that in management's opinion represents a better measure of cash liquidity than EBITDA since the bonuses were primarily paid to reduce taxable income to the small business limit.

ADJUSTED EBITDA expense has drastically increased over the past three years.

Reconciliation of EBITDA to Cash Flow from Operations

$000s	Six months ended April 30, 2006	Six months ended April 30, 2005	Year ended October 31, 2005	Year ended October 31, 2004	Year ended October 31, 2003
***EBITDA**	1262	308	450	173	(3)
(Gain) loss on disposal of equipment	-	(11)	(11)	-	-
Interest – net	(45)	3	7	-	-
Current Income taxes	(190)	(50)	(63)	(23)	-
Changes in non-cash working capital	(496)	(130)	(622)	(80)	14
Cash flow from (used in) operations	**531**	**120**	**(239)**	**70**	**11**

<u>Results of Operations</u>

Revenue and Cost of Rentals

$000s	Six months ended April 30, 2006	Six months ended April 30, 2005	Year ended October 31, 2005	Year ended October 31, 2004	Year ended October 31, 2003
Revenue	2626	798	2,082	1,376	426
Cost of Rentals	1188	426	(1,088)	(937)	(402)
Gross Margin	**1,438**	**372**	**994**	**439**	**24**
Gross Margin %	**54.8%**	**46.6%**	**47.7%**	**31.9%**	**5.6%**

Revenue

Revenue for the six months ended April 30, 2006 was $2,625,592 compared to $797,933 for the six months ended April 30, 2005 (229.1% growth). Neuwest Rentals has also increased its revenue by 51.2% over the years from 2004 to 2005. The growth is primarily a result of:

- *increased demand.* The demand for equipment rentals in the Western Canadian Sedimentary Basin has increased with the increase of wells drilled. There were 21,841, 22,729, 24,800, and 26,725 (estimated by the CAPP) rig-released wells drilled in Western Canada for 2003, 2004, 2005, and 2006E respectively. This growth in drilling activity reflects a 13.5% increase over the period from 2003 to 2005.

- *Additional equipment.* Neuwest Rentals increased its equipment fleet throughout 2004 and 2005 by way of operating and capital leases on the equipment. As at 2005 year end Neuwest Rentals has a fleet size of 31 pieces.

- *Increased rental rates.* The increased demand has driven rental rates up modestly over the three-year period.

Cost of Rentals

Neuwest Rentals' cost of rentals increased by 179.0% in the six months ending April 30, 2006 over the six months ending April 30, 2005. This increase is primarily as a result of the increased rental sales. As a percentage of revenue, however, cost of rentals is decreasing due to greater utilization rates and an increase in capital leases as opposed to operating leases. Cost of rentals only increased 171% over the years from 2003 to 2005 as compared to a 389.1% increase in revenue. Cost of rentals also remains very low because most equipment is covered by manufacturer's warranty for defects, and most repairs and maintenance are paid by the customer. Due to the nature of the business, rentals are generally required to be late model equipment, and therefore older machinery that would normally incur higher costs associated with maintenance are not usually retained in the business. This equipment is typically disposed of when hour usage on the equipment reaches certain utilization levels that maximize the return on ultimate sale.

Gross Margin

Neuwest Rentals' gross margin for the six months ending April 30, 2006 increased to 54.8% from 46.6% over the same period in 2005. The increase was primarily a result of higher utilization rates and a greater use of capital leases as opposed to operating leases. Over the three-year period Neuwest Rentals has been able to drastically increase its gross margin (5.6% in 2003 to 47.7% in 2005).

Administrative Expenses

$000s	Six months ended April 30, 2006	Six months ended April 30, 2005	Year ended October 31, 2005	Year ended October 31, 2004	Year ended October 31, 2003
Administrative Expenses	175	64	168	266	27

Administrative expenses remain very low as a percentage of revenue because Neuwest employs only a small number of sales and maintenance personnel to service the equipment. Addition of more equipment does not require the proportionate increase in manpower that is normally associated with the operation of that equipment. The only major other administrative expense that has increased in-line with sales is insurance for the equipment fleet.

Other Expenses

$000s	Six months ended April 30, 2006	Six months ended April 30, 2005	Year ended October 31, 2005	Year ended October 31, 2004	Year ended October 31, 2003
Amortization	287	4	203	7	6
Interest - net	45	(3)	(7)	-	-
Loss (Gain) on disposal of equipment	-	(11)	(11)	-	-
Employee profit plan expense	-	-	375	-	-
	332	(10)	560	7	6

Amortization

Amortization began to increase in 2005 due to the increased use of capital leases as opposed to operating leases. Neuwest Rentals added nine capital leases during 2005 and the first quarter of 2006. As at April 30, 2006, Neuwest

Rentals had $2,302,270 in outstanding capital leases versus $0 outstanding as at October 31, 2004. Also, Neuwest Rentals made capital asset purchases of $44,427 during 2005 and $191,173 during the first six months of 2006.

Interest

The increase in interest expense relates primarily to the increase in capital leases in 2005. The capital leases bear interest at rates between 5.9% and 6.7%. Neuwest Rentals also has a long-term loan used for the purchase of equipment, the loan bears interest at 7.5% and the outstanding balance as at April 30, 2006 was $21,291.

Management Bonus

Employee profit plan expenses are paid by way of bonuses to the management of Neuwest Rentals primarily to eliminate taxable income over the small business limit.

Income Taxes

$000s	Six months ended April 30, 2006	Six months ended April 30, 2005	Year ended October 31, 2005	Year ended October 31, 2004	Year ended October 31, 2003
Current Income Taxes	190	50	63	23	-
Future Income Taxes	(40)	-	(29)	-	-
	150	50	34	23	-

Current income taxes have increased due to the growth in revenue, but have been impacted due to management bonuses, which reduces taxable income under the small business limit for the three-year period.

Capital Expenditures

$000s	Six months ended April 30, 2006	Six months ended April 30, 2005	Year ended October 31, 2005	Year ended October 31, 2004	Year ended October 31, 2003
Capital expenditures	191	5	44	19	-

Neuwest Rentals capital expansion in the past has primarily been financed by way of leases on its rental equipment. The company has financed this expansion by using both operating and capital leases, however the majority of expansions has been by way of operating leases. Its capital expenditures have therefore remained very low throughout the past three years.

Contractual Obligations – Payments Due by Period

	As at April 30, 2006	As at October 31, 2005				
$000's	Total	< 1 year	1 - 3 Years	4 - 6 Years	Thereafter	Total
Capital Leases [1]	2,302	245	800	130	-	1,175
Shareholder advances [2]	529	404	-	-	-	404
Long-term debt [3]	21	23	18	-	-	41
Employee Profit Sharing Plan [4]	375	375	-	-	-	375
	3,227	1,047	818	130	-	1,995
Operating Leases [5]		933	2,194	162	-	3,289
		1,980	3,012	292	-	5,284

Notes:
(1) Capital lease obligations are described under Note 6 to the October 31, 2005 Financial Statements.
(2) Shareholder advances are described under Note 7 to the October 31, 2005 Financial Statements.
(3) Long-term debt obligations are described under Note 5 to the October 31, 2005 Financial Statements.
(4) The employee profit sharing plan are described under Note 8 to the October 31, 2005 Financial Statements.
(5) Operating leases are described under Note 10 to the October 31, 2005 Financial Statements.

There have been no material changes in contractual obligations during the interim period that are outside the ordinary course of the Company's business.

Liquidity

Operating Cash Flow

Neuwest Rentals' cash flow from operating activities for the six months ending April 30, 2006 increased by $411,542 from the six months ending April 30, 2005. This is primarily a result of an increase in net earnings.

Neuwest Rentals' cash flow from operating activities in 2005 decreased by $308,281 from 2004. Although net earnings and EBITDA increased over the same period, a large increase in accounts receivable more than offset the increase.

Working Capital

$000s	As at April 30, 2006	As at October 31, 2005	As at October 31, 2004
Cash	376	168	29
Accounts receivable	1,425	778	127
Prepaid expenses and deposits	32	-	-
Accounts payable and accrued liabilities	(34)	(-)	(3)
Income taxes payable	(219)	(63)	(23)
Current portion of long-term debt	(10)	(24)	-
Current portion of capital leases	(408)	(245)	-
Working capital before shareholder advances and employee profit sharing plan	**1,162**	**614**	**130**
Shareholder advances	(529)	(404)	(37)
Employee profit sharing plan expense	(375)	(375)	-
Working capital	**258**	**(165)**	**93**

Neuwest Rentals pays bonuses via its employee profit sharing plan annually to reduce taxable income to the small business limit. A significant portion of these bonuses are reinvested in Neuwest Rentals resulting in an increase to the shareholder advances. Thus, there is a downward impact on working capital from the shareholder advances and management bonuses account; a normalized business structure would therefore have a greater working capital amount.

Working capital has fluctuated over the past three years due to large changes in capital leases and accounts receivable associated with the growth in the operation.

Financing

Neuwest Rentals' primary sources of financing are from three sources: capital leases, long-term debt, and shareholder advances.

As at April 30, 2006, Neuwest Rentals had $2,302,270 in capital leases. The leases are secured by the related capital assets. The rates range from 5.9% to 6.7% and differing maturities up to December 31, 2010.

As at April 30, 2006, Neuwest Rentals had $21,191 in long-term debt. The debt is a 24-month loan used for equipment purchases, which bears interest at a rate of 7.5%.

Shareholder advances increased by $125,000 from October 31, 2005 to April 30, 2006. These advances have been used for working capital purposes and to partially fund capital asset additions. These advances are unsecured, interest free, and repayable on demand.

Share Capital

$	As at April 30, 2006	As at October 31, 2005	As at October 31, 2004
Common shares	500	500	500

Financial Instruments

Fair Value

The carrying value of cash, accounts receivable, interest receivable and accounts payable and accrued liabilities approximate their fair value due to the relatively short period to maturity of the instruments. The fair value of shareholder advance and due to employee profit sharing plan is not practicably determinable since it does not have any specified terms. The fair value of long-term debt, capital lease obligation and deposit in trust approximates carrying value as the interest rates applicable to these loans approximate market rates.

Credit risk

The Company is exposed to credit risk on the accounts receivable from its customers. In order to reduce its credit risk, the Company has adopted credit policies that include the analysis of financial position of its customer and the regular review of their credit limits.

As at April 30, 2006, 92% (unaudited) (October 31, 2005 – 81%; October 31, 2004 – 73%) of the accounts receivable of the Company was from three customers.

Interest rate risk

The Company is exposed to interest rate price risk in respect of its capital long-term debt, which bear fixed rates of interest.

Related Party Transactions

The Company entered into a number of related party transactions with companies controlled by the shareholders or companies controlled by family members of the shareholders, which were a part of the normal course of operations. Such transactions included revenues of $nil for the interim period ending April 30, 2006 (unaudited) (years ending October 31, 2005 - $951,082; 2004 - $1,247,666; 2003 - $394,899). For the period of April 30, 2006, there were not related party revenues earned.

The Company also entered into incurred consulting fees with a related party for the amount of $58,166 and $36,000 for the six month period ending April 30, 2006 and 2005, respectively (unaudited) (years ending October 31, 2005 - $96,000; 2004 - $nil).

As at October 31, 2005, outstanding accounts receivable from related parties amounted to $288,424 (2004 - $27,147). No amounts are outstanding at April 30, 2006.

All related party transactions have been recorded at the exchange amount.

Critical Accounting Estimates and Accounting Policies

Critical Accounting Estimates

As a normal part of the financial statement preparation process, management is required to make estimates and assumptions based on information available as at the financial statement date. These estimates and assumptions affect the reported amounts of assets and liabilities, the possible disclosure of contingent assets and liabilities at the date of the financial statements and the amount of revenue and expense reported for the period.

Although estimates and assumptions must be made during the financial statement preparation process, it is management's opinion that none of the estimates or assumptions were highly uncertain at the time they were made. The most significant estimate in Neuwest Rentals' financial statements is the amortization period for capital equipment and the going concern assumption.

Accounting Policies

Neuwest Rentals prepares its financial statements in accordance with Canadian GAAP. Accounting policies have been applied consistently during all periods included in the financial statements. There were no new accounting policies implemented during the periods presented.

Key Risks and Uncertainties

See "Risk Factors" for a description of key risks and uncertainties.

MANAGEMENT'S DISCUSSION AND ANALYSIS

Northern Tractor Sales and Rentals

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FITZPATRICK CO. LTD. AND NORTHERN TRACTOR SALES & RENTAL CO. LTD. OPERATED AS "NORTHERN TRACTOR SALES & RENTAL"

The following management's discussion and analysis of financial condition and results of operations should be read in conjunction with the audited combined financial statements of Northern Tractor Sales & Rental as at and for the years ended September 30, 2005, 2004 and 2003 and the unaudited combined financial statements of Northern Tractor Sales & Rental as at and for the three and six months ended March 31, 2006 and 2005 included elsewhere in this prospectus.

These financial statements have been prepared on a combined basis, as they are under common control and managed by a common owner. The balances are presented after elimination of inter-company transactions and balances.

These combined financial statements are prepared on a going concern basis, which assumes that the Company will be able to realize its assets and discharge its liabilities in the normal course of business for the foreseeable future. The Company expects to continue normal operations with continued shareholder support and assuming the bank indebtedness not being demanded by the lender, the Company receiving future financing.(1) The lender demanding repayment may result in the Company selling property and equipment to settle the debt, which would alter current operations. The lender has not presently indicated any intention to demand repayment. The outcome of these events is uncertain at this time. These combined financial statements do not include any adjustments to the amounts and classification of assets and liabilities that may be necessary should the Company be unable to continue as a going concern. These adjustments may be material.

The Company's business is considered to have some seasonality, with peak levels generally in the first and fourth calendar year quarters.

Note:

(1) Subsequent events are describe under Note 15 to the September 30, 2005 combined Financial Statements.

Overview and Net Earnings

Northern Tractor provides a fleet of heavy construction equipment to the Grande Prairie area oil and gas and construction sector. Consequently its results are directly impacted by the overall health of the Western Canadian oil and gas industry. The recent strength in the commodity market has steadily increased demand for Northern Tractor's equipment.

The effects of weather usually have a direct impact on Northern Tractor. Northern Tractor has an extensive equipment fleet; a good portion of which is comprised of earth moving equipment. Thus, Northern Tractor's high season is summer, when its utilization rates are boosted by the summer drilling season and earth moving equipment rentals. Northern Tractor is also busy in the winter, which is the peak drilling season in the Western Canadian Sedimentary Basin. Wet weather in the spring and equipment relocation in the fall hinders the activity during those periods. Therefore, a longer, colder winter and drier spring and summer enhances Northern Tractor's results.

Revenue for the six months ended March 31, 2006 was $5,102,565 compared to $3,156,346 for the six months ended March 31, 2005 (61.7% growth). Revenue for the year ended September 30, 2005 was $6,432,768 compared to $5,365,723 for the year ended September 30, 2004 (19.9% growth). The growth is primarily a function of the increased activity in the Western Canadian Sedimentary Basin, the Athabasca oil sands, and an increased equipment fleet to meet additional demand.

Northern Tractor's net earnings have steadily increased over the past 3 years as a result of increased sales. Northern Tractor pays management bonuses to its management, however, to reduce taxable income to the small business limit. A portion of such bonuses are reinvested in Northern Tractor by way of shareholder advances.

Reconciliation of Net Earnings to EBITDA and ADJUSTED EBITDA

$000s	Six months ended March 31, 2006	Six months ended March 31, 2005	Year ended September 30, 2005	Year ended September 30, 2004	Year ended September 30, 2003
***ADJUSTED EBITDA**	**3,814**	**2,363**	**3,962**	**3,152**	**3,005**
Management Bonus	(2,000)	(332)	(456)	(217)	(380)
***EBITDA**	**1,814**	**2,031**	**3,506**	**2,935**	**2,625**
Amortization	(1,131)	(837)	(1,859)	(1,736)	(1,626)
Interest – net	(232)	(116)	(308)	(247)	(164)
Income taxes	(72)	(174)	(220)	(168)	(147)
Net Earnings	**379**	**904**	**1,119**	**784**	**688**

* The terms EBITDA and ADJUSTED EBITDA are not measures recognized by Canadian generally accepted accounting principles ("GAAP") and do not have standardized meanings prescribed by GAAP. ADJUSTED EBITDA is a Non-GAAP measure that in management's opinion represents a better measure of cash liquidity than EBITDA since the bonuses was primarily paid to reduce taxable income to the small business limit.

ADJUSTED EBITDA has steadily increased over the past three years.

Reconciliation of EBITDA to Cash Flow from Operations

$000s	Six months ended March 31, 2006	Six months ended March 31, 2005	Year ended September 30, 2005	Year ended September 30, 2004	Year ended September 30, 2003
***EBITDA**	**1,814**	**2,031**	**3,506**	**2,935**	**2,625**
Interest – net	(232)	(116)	(308)	(247)	(164)
(Gain) loss on disposal of equipment	(814)	(261)	(449)	(328)	(294)
Current Income taxes	-	(13)	(100)	(148)	(6)
Write down of Investments	-	-	-	-	100
Changes in non-cash working capital	1,239	(464)	6	4	245
Cash flow from (used in) operations	**2,007**	**1,177**	**2,655**	**2,216**	**2,506**

Results of Operations

Revenue and Operating and Administrative Expenses

$000s	Six months ended March 31, 2006	Six months ended March 31, 2005	Year ended September 30, 2005	Year ended September 30, 2004	Year ended September 30, 2003
Revenue	**5,103**	**3,156**	**6,433**	**5,366**	**5,209**
Operating and Administrative Expenses	(1,288)	(793)	(2,470)	(2,214)	(2,104)
Earnings after Operating and Administrative Expenses	**3,815**	**2,363**	**3,963**	**3,152**	**3,105**
Earnings percentage	**74.7%**	**74.9%**	**61.6%**	**58.7%**	**59.6%**

Revenue

Revenue for the six months ended March 31, 2006 was $5,102,565 compared to $3,156,346 for the six months ended March 31, 2005 (61.7% growth). Northern Tractor has also increased its revenue by 23.5% over the period from 2003 to 2005. The growth is primarily a result of:

- *Increased demand and utilization.* The demand for equipment rentals in the Western Canadian Sedimentary Basin has increased with the increase of wells drilled. There were 21,841, 22,729, 24,800, and 26,725 (estimated by the CAPP) rig-released wells drilled in Western Canada for 2003, 2004, 2005, and 2006E respectively. This growth in drilling activity reflects a 13.5% increase over the period from 2003 to 2005.

- *Additional equipment.* Northern Tractor increased its equipment fleet throughout 2004 and 2005. As at March 31, 2006, Northern Tractor had increased its fleet to 53 pieces up from 40 at of September 30, 2005.

- *Increased rental rates.* The increased demand has driven rental rates up approximately 10% over the past year.

Operating and Administrative Expenses

Northern Tractor's operating and administrative expenses increased by 62.4% for the six months ending March 31, 2006 over the six months ending March 31, 2005. This increase is primarily as a result of the increased rental sales although costs of labor, and supplies have gone up. As a percentage of revenue, however, operating and administrative expenses is decreasing due to greater utilization rates and greater economies of scale. Operating and administrative expenses increased 17.4% over the years from 2003 to 2005 as compared to a 23.5% increase in revenue. Operating and administrative expenses also remain very low as most equipment is covered by manufacturer's warranty for defects. Moreover, repairs and maintenance are paid by the customer. Due to the nature of the business, rentals are generally required to be late model equipment, and therefore older machinery that would normally incur higher costs associated with maintenance are not usually retained in the business. This equipment is typically disposed of when hour usage on the equipment reaches certain utilization levels that maximize the return on ultimate sale.

Earnings After Operating and Administrative Expenses

Northern Tractor's earnings percentage for the six months ending March 31, 2006 decreased from 74.9% for the six months ending March 31, 2005 to 74.7%. The decrease was primarily a result cost increases associated with labor and supplies. Over the three year period Northern Tractor has had a fairly stable earnings percentage in the 58% to 62% range. This is primarily because Northern Tractor pays its sales force commission as opposed to salary.

Other Expenses

$000s	Six months ended March 31, 2006	Six months ended March 31, 2005	Year ended September 30, 2005	Year ended September 30, 2004	Year ended September 30, 2003
Amortization	1,131	837	1,859	1,736	1,626
Interest - net	232	116	308	247	164
Loss (Gain) on disposal of equipment	(814)	(261)	(449)	(328)	(294)
Write down of investments	-	-	-	-	100
Management Bonus	2,000	332	457	217	380
	2,549	1,024	2,175	1,872	1,976

Amortization

Amortization has remained fairly constant from 2003 through 2005 additions reflecting rotation of equipment without significant increases in capacity. While Northern Tractor added 13 new pieces of equipment above its normal levels during 2005 and the first half of 2006, most additions occurred so late in year end 2005 that the impact was minimal. The amortization expense for March 31, 2006 increased over the same period last year as a result of the new additions.

Interest

The increase in interest expense relates primarily to the increase in capital leases in 2005 and the first half of 2006 when Northern Tractor added 13 pieces of equipment to its fleet. The capital leases bear interest at 1.25%. Northern Tractor also has a mortgage for its land, office, and shop, which bears interest at prime plus 1.0%. The outstanding principal at March 31, 2006 was $840,745.

Management Bonus

Management bonuses are paid to the management of Northern Tractor primarily to eliminate taxable income over the small business limit.

Income Taxes

$000s	Six months ended March 31, 2006	Six months ended March 31, 2005	Year ended September 30, 2005	Year ended September 30, 2004	Year ended September 30, 2003
Current Income Taxes	-	13	100	148	6
Future Income Taxes	73	162	120	20	141
	73	175	220	168	147

Current income taxes remained under the small business limit for the three year period due to the payment of the management bonus, which reduces taxable income.

Capital Expenditures

$000s	Six months ended March 31, 2006	Six months ended March 31, 2005	Year ended September 30, 2005	Year ended September 30, 2004	Year ended September 30, 2003
Capital expenditures	1,773	1,456	5,680	2,154	4,371

Northern Tractor's capital expenditures increased sharply in 2005 as the company increased its equipment fleet.

Contractual Obligations – Payments Due by Period

	As at March 31, 2006	As at September 30, 2005				
$000's	**Total**	**< 1 year**	**1 - 3 Years**	**4 - 6 Years**	**Thereafter**	**Total**
Bank indebtedness [1]	7,541	8,029	-	-	-	8,029
Capital leases [2]	3,537	604	955	-	-	1,559
Shareholder advances [3]	335	355	-	-	-	355
Long-term debt [4]	841	43	144	682	-	869
Preferred Shares [5]	1,000	1,000	-	-	-	1,000
	13,254	10,031	1,099	682	-	11,812

Notes:

(1) Bank indebtedness is described under Note 6 to the September 30, 2005 Combined Financial Statements.
(2) Capital lease obligations are described under Note 8 to the September 30, 2005 Combined Financial Statements.
(3) Shareholder advances are described under Note 9 to the September 30, 2005 Combined Financial Statements.
(4) Long-term debt obligations are described under Note 7 to the September 30, 2005 Combined Financial Statements.
(5) The Preferred shares are described under Note 10 to the September 30, 2005 Combined Financial Statements.

Liquidity

Operating Cash Flow

Northern Tractor's cash flow from operating activities for the six months ending March 31, 2006 increased by $830,266 from the six months ending March 31, 2005. Northern Tractor's cash flow from operating activities in 2005 increased by $438,001 from 2004. The increase was primarily a result of an increase in net earnings.

Working Capital

$000s	As at March 31, 2006	As at September 30, 2005	As at September 30, 2004
Cash	2,600	501	582
Accounts receivable	1,845	1,110	828
Inventory	52	52	-
Prepaid expenses and deposits	16	16	-
Bank indebtedness	(7,541)	(8,029)	(5,034)
Accounts payable and accrued liabilities	(761)	(762)	(458)
Income taxes payable	(130)	(154)	(103)
Current portion of long-term debt	(44)	(43)	(50)

Current portion of capital leases	(1,801)	(604)	-
Working capital before shareholder advances and accrued management bonus and liability on preferred shares	**(5,764)**	**(7,913)**	**(4,235)**
Liability on preferred shares	(1,000)	(1,000)	(1,000)
Accrued management bonus	(2,000)	-	-
Shareholder advances	(335)	(355)	(438)
Working capital	**(9,099)**	**(9,268)**	**(5,673)**

A large amount of bank indebtedness has caused a negative working capital amount over the three periods. Northern Tractor uses its operating line for a significant amount of its capital acquisitions. In addition, Northern Tractor pays a management bonus annually to reduce taxable income to the small business limit. Thus, there is a downward impact on working capital from the accrued management bonus and shareholder advances account; a normalized business structure would therefore have a greater working capital amount.

Financing

Northern Tractor's primary sources of financing are from four sources: bank indebtedness, capital leases, long-term debt, and shareholder advances.

As at March 31, 2006, Northern Tractor had $7,541,000 in bank indebtedness. The demand loan is secured by a general security agreement and other guarantees. The demand loan is limited to 75% of the net book value of saleable assets up to $10,000,000. The demand loan bears interest at prime plus 0.5%.

As at March 31, 2006, Northern Tractor had $3,536,953 in capital leases. The leases are secured by the related equipment. The leases bear interest at 1.25% and have maturities up to 2008.

As at March 31, 2006, Northern Tractor had $840,745 in long-term debt. The long-term debt is a mortgage secured by a registered first mortgage on specific land. The mortgage bears interest at prime plus 1.0% and matures in 2010.

Shareholder advances are unsecured, interest free, and repayable on demand.

Share Capital

$	As at March 31, 2006	As at September 30, 2005	As at September 30, 2004
1,040Class A common shares	161,075	161,075	161,075
1,000 Class D preferred shares	2	2	2
Common shares	161,077	161,077	161,077

The preferred shares are retractable at the option of the holder for $999,998 and are included in current liabilities.

Financial Instruments

Fair Value

The carrying value of cash, accounts receivable, bank indebtedness, accounts payable and accrued liabilities and accrued management remuneration approximate their fair value due to the relatively short period to maturity of the instruments and interest rates attached to the instruments. The fair value of shareholder advances is not practicably determinable.

The fair value of long-term debt and capital lease obligations approximates carrying values as the interest rates approximate market rates.

Credit risk

The Company is exposed to credit risk on the accounts receivable from its customers. In order to reduce its credit risk, the Company has adopted credit policies that include the analysis of financial position of its customers and the regular review of their credit limits.

During the six months ended March 31, 2006 - 23% (unaudited) (March 31, 2005 – 15% (unaudited)); and the year ended September 30, 2005 – 23% (September 30, 2004 – 38%) of the Company's sales were to three customers. As at March 31, 2006 – 48% (unaudited) (September 30, 2005 – 33%; 2004 – 38%) of the accounts receivable of the Company were from three customers.

Interest rate risk

The Company is exposed to interest rate price risk in respect of the long-term debt which bears fixed and floating rates of interest.

Related Party Transactions

Northern Tractor pays management bonus to its management to reduce the taxable income to the small business limit.

Northern Tractor has an unsecured, no interest, no fixed payment loan receivable outstanding to a company owned by a controlling shareholder. As at March 31, 2006, the outstanding balance was $2,380,849 (September 30, 2005 - $3,437,608; September 30, 2004 - $1,880,000).

Critical Accounting Estimates and Accounting Policies

Critical Accounting Estimates

As a normal part of the financial statement preparation process, management is required to make estimates and assumptions based on information available as at the financial statement date. These estimates and assumptions affect the reported amounts of assets and liabilities, the possible disclosure of contingent assets and liabilities at the date of the financial statements and the amount of revenue and expense reported for the period.

Although estimates and assumptions must be made during the financial statement preparation process, it is management's opinion that none of the estimates or assumptions were highly uncertain at the time they were made. The most significant estimate in Northern Tractor's financial statements is the amortization period for capital equipment and the going concern assumption.

Accounting Policies

Northern Tractor prepares its financial statements in accordance with Canadian GAAP. Accounting policies have been applied consistently during all periods included in the financial statements. There were no new accounting policies implemented during the periods presented.

Key Risks and Uncertainties

See "Risk Factors" for a description of key risks and uncertainties.

SCHEDULE "B"
INDEX TO FINANCIAL STATEMENTS

AUDITORS' CONSENT

We have read the prospectus of Petrowest Energy Services Trust (the "Trust"), dated August 28, 2006, relating to the sale and issuance of 14,000,000 trust units of the Trust. We have complied with Canadian generally accepted standards for an auditors' involvement with offering documents.

We consent to the use in the above-mentioned prospectus of the report dated July 6, 2006 (except for note 4, which is as of August 28, 2006) to the board of directors of Petrowest Energy Services General Partner Ltd. on behalf of the Trust, on the balance sheet of the Trust as at July 6, 2006.

We also consent to the use in the above-mentioned prospectus of the report dated May 5, 2006 (except for note 13, which is as of August 28, 2006) to the shareholders of 332691 Alberta Ltd. (operating as Gordon Bros. Construction Ltd.) on the consolidated balance sheet of 332691 Alberta Ltd. as at September 30, 2005 and 2004 and the consolidated statements of earnings and retained earnings and cash flows for each of the years in the three year period ended September 30, 2005.

We also consent to the use in the above-mentioned prospectus of the report dated May 5, 2006 (except for note 14 which is as of August 28, 2006) to the shareholders of Roy Larson Construction Ltd. on the balance sheets of Roy Larson Construction Ltd. as at May 31, 2005 and 2004 and the statements of earnings and retained earnings and cash flows for each of the years in the three year period ended May 31, 2005.

We also consent to the use in the above-mentioned prospectus of the report dated May 5, 2006 (except for note 15 which is as of August 28, 2006) to the shareholders of 310423 Alberta Ltd. (operating as Wales Contractors Ltd.) on the consolidated balance sheets of 310423 Alberta Ltd. as at August 31, 2005 and 2004 and the consolidated statements of earnings and retained earnings and cash flows for each of the years in the three year period ended August 31, 2005.

We also consent to the use in the above-mentioned prospectus of the report dated May 5, 2006 (except for note 15 which is as of August 28, 2006) to the shareholders of 404434 Alberta Corporation, 756171 Alberta Ltd. and 756169 Alberta Ltd. on the combined balance sheets of D&D Well Services as at December 31, 2005 and 2004 and the combined statements of earnings and retained earnings and cash flows for each of the years in the three year period ended December 31, 2005.

We also consent to the use in the above-mentioned prospectus of the report dated May 5, 2006 (except for note 14 which is as of August 28, 2006) to the shareholders of Murtron Hauling Ltd. and 815431 Alberta Ltd. on the combined balance sheets of Murtron Hauling as at October 31, 2005 and 2004 and the combined statements of earnings (loss) and retained earnings and cash flows for each of the years in the three year period ended October 31, 2005.

We also consent to the use in the above-mentioned prospectus of the report dated August 11, 2006 (except for note 14 which is as of August 28, 2006) to the shareholder of R Bee Crushing Ltd., Bernet Ventures Ltd. and Dal Finn Holdings Ltd. on the combined balance sheets of R Bee Crushing as at April 30, 2006 and 2005 and the combined statements of earnings (loss) and retained earnings and cash flows for each of the years in the three year period ended April 30, 2006.

We also consent to the use in the above-mentioned prospectus of the report dated May 5, 2006 (except for note 15 which is as of August 28, 2006) to the shareholders of Safetymaster Rentals Corp. on the balance sheets of Safetymaster Rentals Corp. as at August 31, 2005 and 2004 and the statements of earnings and retained earnings and cash flows for each of the years in the three year period ended August 31, 2005.

We also consent to the use in the above-mentioned prospectus of the report dated May 5, 2006 (except for note 16 which is as of August 28, 2006) to the shareholders of Neuwest Equipment Rentals Inc. on the balance sheets of Neuwest Equipment Rentals Inc. as at October 31, 2005 and 2004 and the statements of earnings (loss) and retained earnings (deficit) and cash flows for each of the years in the three year period ended October 31, 2005.

We also consent to the use in the above-mentioned prospectus of the report dated May 5, 2006 (except for note 15 which is as of August 28, 2006) to the shareholders of Northern Tractor Sales and Rentals Co. Ltd. and Fitzpatrick Co. Ltd. on the combined balance sheets of Northern Tractor as at September 30, 2005 and 2004 and the combined statements of earnings and retained earnings and cash flows for each of the years in the three year period ended September 30, 2005.

"PricewaterhouseCoopers LLP"

Chartered Accountants

Calgary, Alberta
August 28, 2006



PricewaterhouseCoopers LLP
Chartered Accountants
111 5th Avenue SW, Suite 3100
Calgary, Alberta
Canada T2P 5L3
Telephone +1 (403) 509 7500
Facsimile +1 (403) 781 1825

July 6, 2006
(except for note 4 which is as of August 28, 2006)

Auditors' Report

To the Board of Directors of
Petrowest Energy Services General Partner Ltd.

We have audited the balance sheet of **Petrowest Energy Services Trust** (the "Trust") as at July 6, 2006. This financial statement is the responsibility of the Trust's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with Canadian generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statement is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, the balance sheet presents fairly, in all material respects, the financial position of the Trust as at July 6, 2006 in accordance with Canadian generally accepted accounting principles.

PricewaterhouseCoopers LLP

Chartered Accountants

Calgary, Alberta

Petrowest Energy Services Trust

Balance Sheet

As at July 6, 2006

	$
Assets	
Cash	1,510,010
Unitholder's Equity	
Units (note 2)	10
Subordinated units (note 2)	1,510,000
	1,510,010

Approved on behalf of Petrowest Energy Services Trust by Petrowest Energy Services General Partner Ltd., as Administrator

(signed) *"Kenneth N. Drysdale"*
Director

(signed) *"D. Hugh Gillard"*
Director

1 The Trust

Petrowest Energy Services Trust (the "Trust") is an open-ended unincorporated mutual fund trust established under the laws of the Province of Alberta pursuant to the deed of trust (the "Deed of Trust") dated July 6, 2006. The Trust has been created to invest in Fitzpatrick Co. Ltd., Northern Tractor Sales and Rentals Co. Ltd., Neuwest Equipment Rentals Inc., 404434 Alberta Corporation, 756171 Alberta Ltd., 756169 Alberta Ltd., Roy Larson Construction Ltd., Murtron Hauling Ltd., 815431 Alberta Ltd., Safetymaster Rentals Corp., 332691 Alberta Ltd., Gordon Bros. Construction Ltd., R. Bee Crushing Ltd., Bernet Venture Ltd., Dal Finn Holdings Ltd. and 310423 Alberta Ltd. (collectively, the "Acquired Companies") and such other investments as the Trustee may determine. Income tax obligations related to the distributions of the Trust are the obligations of the unitholder.

2 Unitholder's Equity

Units

The Trust is authorized to issue an unlimited number of Trust Units, an unlimited number of Subordinated Units and an unlimited number of Special Voting Units.

Outstanding

Trust Units

The Trust issued 1 Trust Unit at $10 per unit at formation.

Subordinated Units

	$
Balance – July 6, 2006	-
Issued for cash	1,510,000
Issued for promissory notes (note 3)	3,020,000
Less: Amount issued for promissory notes	(3,020,000)
	1,510,000

The Trust issued 1,510,000 subordinated units at $3 per subordinated unit, to directors, employees and officers of the Trust. The subordinated unit holders paid $1 per subordinated unit and the remaining $2 per subordinated unit will be settled through the issuance of a forgivable promissory note (see note 3).

Trust Units

Prior to the conversion of the Subordinated Units, holders of Trust Units will be entitled to receive per month, in priority to any payments on the Subordinated Units, distributions of $0.10 per Trust Unit per month and such distributions shall constitute Priority Distributions (as defined below).

Upon the occurrence of a Capital Event (as defined below) or the liquidation, dissolution or winding-up of the Trust or any other distribution of the assets of the Trust for the purpose of winding-up its affairs; (i) the holders of Trust Units will be entitled to receive, on a pro rata basis, from the applicable Capital Event Amount (as defined below) or the assets of the Trust, as applicable, before any distribution therefrom is made to the holders of Subordinated Units, any accumulated but unpaid Priority Distributions; and (ii) the holders of Subordinated Units shall be entitled to receive, on a pro rata basis, from the applicable Capital Event Amount of the assets of the Trust, as applicable after the holders of Trust Units have received a distribution therefrom in an amount equal to any accumulated but unpaid Priority Distributions but before any further distribution therefrom is made to the Priority Unitholder, any accumulated but unpaid Subordinated Distributions. Thereafter any further distributions from the applicable Capital Event Amount or the assets of the Trust, as applicable, to the holders of Units of either class shall be made pro rata and pari passu.

If a Capital Event occurs, the Priority Distributions and Subordinated Distributions will be adjusted as agreed to by the independent directors of the General Partner, using the definition of independence as provided in securities laws.

A **"Capital Event"** means the occurrence of any of the following events: (i) a sale of material assets of the Trust; (ii) the total or constructive total loss, or partial loss, of material assets of the Trust as a result of a casualty; (iii) a compulsory transfer or taking under threat of compulsory transfer by a governmental authority; or (iv) the occurrence of any event referred to in clauses (i) to (iii) above in relation to any person in which the Trust is a securityholder.

A **"Capital Event Amount"** means, in respect of a particular Capital Event, any amount received by the Trust in respect of such Capital Event, which the Trustee upon the recommendation of the board of directors of the General Partner, determines will not be re-deployed or reapplied by the Trust and shall be distributed to holders of units.

Subordinated Units

Distributions on the Subordinated Units will be subordinated in favour of Trust Units. Distributions on the Subordinated Units will only be paid by the Trust at the end of a fiscal quarter to the extent that: (i) the Trust has paid distributions per month of at least $0.10 per Trust Unit (the "Priority Distributions") to holders of Trust Units during that quarter, and (ii) any deficiency in such distributions to holders of Trust Units during the preceding 12 months has been satisfied, as described below. If these targets are not satisfied, any deficiency will be borne by holders of the Subordinated Units, distributions on which will be reduced to the extent necessary to support the continued payment of Priority Distributions on the Trust Units and any applicable deficiency in such distributions.

Distributions on the Trust Units will be cumulative, such that the amount of any deficiency in the Priority Distributions will accumulate for a period of 12 months. Payments of deficiencies on the Priority Distributions will be made in priority to distributions on the Subordinated Units. Any such accumulated deficiency not satisfied by a distribution by the Trust within 12 months of the date it arose will cease to be payable (i.e., distributions on the Subordinated Units will not be reduced to fund accumulated deficiency to the extent that some or all of such accumulated deficiency arose more than 12 months before the date on which such payment is to be made).

Following payment of the Priority Distributions and any deficiency in the Priority Distributions accumulated during the preceding 12 months, holders of Subordinated Units will be entitled to a distribution in an amount equal to $0.10 per Subordinated Unit per month (the "Subordinated Distributions"), such to be accumulated and paid at the end of each fiscal quarter.

Deficiencies in payment of Subordinated Distributions shall be accumulated and paid in a subsequent quarter in respect of such Distribution Periods, after payment of the Priority Distributions in respect of such Distribution Periods, any deficiency in Priority Distributions accumulated during the preceding 12 months and the Subordinated Distributions in respect of subsequent Distribution Periods, and provided that any accumulated unpaid portion or deficiency on Subordinated Distributions not satisfied by a distribution by the Trust within 12 months of the date such unpaid portion or deficiency arose shall cease to be payable.

After payment of all Priority Distributions and Subordinated Distributions (including any unpaid Priority Distributions and Subordinated Distributions accumulated during the preceding 12 months), distributions of Distributable Cash shall be made to Unitholders pro-rata and pari passu.

Holders of Trust Units, Subordinated Units and Special Voting Units are entitled to notice of, and to attend and vote at, all meetings of holders of units.

Exchange Right

Holders of Subordinated Units will have the right to convert into Trust Units on a one-for-one basis at any time after (and the subordination provisions will only apply until) the end of the first fiscal year ending on or after December 31, 2008 where the Trust has earnings before income taxes, depreciation and amortization (derived from audited financial statements) of at least $47 million and the Trust has paid distributions of at least $1.20 per Trust Unit for such fiscal year.

Redemption Right

Each Unitholder is entitled to require the Trust to redeem, at any time and from time to time, at the demand of the Unitholder, all or any part of the Units registered in the name of the Unitholder, upon delivery to the Trust of the certificate or certificates representing such Units, accompanied by a duly completed and properly executed notice requiring redemption. Upon receipt by the Trust of the notice to redeem Units, the holder thereof shall cease to have any rights with respect to the Units tendered for redemption other than to receive a price per Unit equal to a predetermined calculation.

3 Promissory notes receivable

The promissory notes are intended to be forgiven over three years if the subscriber remains a director, officer or employee of the Trust. The notes are to be repaid one-third on each July 6, 2007, 2008 and 2009. The forgiveness of these notes will be accounted for as compensation expense based on the market value of the Units at the time of forgiveness.

4 Subsequent events

The Trust filed a prospectus dated August 28, 2006 relating to the initial public offering of Trust Units (the "Offering"). The Offering will be completed for gross proceeds of $140 million. The expected expenses and underwriters commission, relating to the Offering, are estimated to be $10.4 million which will be paid by the Trust. The Trust has also granted to the Underwriters, an over-allotment option to purchase up to an additional 1.4 million units at $10 per unit.

Concurrent with the closing of the Offering, the following transactions occur:

- Four limited partnerships will be formed with Petrowest Energy Services General Partner Ltd. ("General Partner") as the general partner. An unincorporated, open-ended limited purpose trust (the "Business Trust") will be created to hold the limited partnership interest for the Trust. The limited partnerships will be involved in the construction, transportation, civil services and rentals industries.

- The Trust will use the proceeds from the issuance of the Trust Units to subscribe for units and notes of Business Trust and Business Trust will use a portion of those proceeds to subscribe for limited partnership units of the various limited partnerships.

- The Business Trust, will then loan the cash necessary to complete the cash portion of the acquisitions of the Acquired Companies to Petrowest Services Ltd. ("Acquisitionco") on an interest bearing basis. In addition, Acquisitionco will acquire the necessary number of Units from the Trust in exchange for an additional interest bearing note.

- Acquisitionco will complete the purchase of the Acquired Companies by delivering cash and Units of the Trust as contemplated in the purchase and sale agreements. As a consequence, Acquisitionco will own all the shares of the Acquired Companies.

- A short form vertical amalgamation of the respective Acquired Companies and Acquisitionco will be completed such that the assets and liabilities of each entity will become assets and liabilities of the merged entity ("Mergeco"). The shares of the Acquired Companies will cease to exist and the shares of Acquisitionco will become the share capital of Mergeco.

- Mergeco will transfer certain of its assets (representing the assets and business operations of certain of the various Acquired Companies) to each of the four limited partnerships in exchange for an assumption of certain of the liabilities that are related to the business, a note and limited partnership units of the various partnerships.

- All debt and capital lease obligations assumed by the Trust will be settled. Certain capital assets and related debt will be retained by existing shareholders and not transferred by the acquired companies into the Trust.

Petrowest Energy Services Trust

Pro Forma Consolidated Financial Statements
(Unaudited)



PricewaterhouseCoopers LLP
Chartered Accountants
111 5th Avenue SW, Suite 3100
Calgary, Alberta
Canada T2P 5L3
Telephone +1 (403) 509 7500
Facsimile +1 (403) 781 1825

August 28, 2006

Compilation Report

To the Directors of
Petrowest Energy Services General Partner Ltd.

We have read the accompanying unaudited pro forma consolidated balance sheet as at May 31, 2006 of **Petrowest Energy Services Trust** (the "Trust") and unaudited pro forma consolidated statement of income for the three-month period ended to May 31, 2006 and twelve-month period ended to December 31, 2005 and have performed the following procedures.

1. Compared the figures in the columns captioned "Petrowest Energy Services Trust" to the audited balance sheet of the Trust as at July 6, 2006 and found them to be in agreement.

2. Compared the figures in the column in the unaudited pro forma combined balance sheet captioned "Northern Tractor Sales and Rental" to the unaudited combined balance sheet of Northern Tractor Sales and Rental Co. Ltd. and Fitzpatrick Co. Ltd. ("Northern Tractor") as at March 31, 2006, compared the figures in the column in the unaudited pro forma consolidated statement of income for the three-month period ended March 31, 2006 captioned "Northern Tractor" to the unaudited combined income statement of Northern Tractor for the three-month period ended March 31, 2006, and compared the figures in the column in the unaudited pro forma consolidated statement of income for the twelve-month period ended December 31, 2005 captioned "Northern Tractor" to the unaudited combined income statement of Northern Tractor for the twelve-month period ended December 31, 2005, constructed for the purpose of preparing the unaudited pro forma consolidated statement of income for the twelve-month period, and found them to be in agreement.

3. Compared the figures in the column in the unaudited pro forma consolidated balance sheet captioned "Neuwest Equipment Rentals Inc." to the unaudited balance sheet of Neuwest Equipment Rentals Inc. ("Neuwest") as at April 30, 2006, compared the figures in the column in the unaudited pro forma consolidated statement of income for the three-month period ended April 30, 2006 captioned "Neuwest" to the unaudited income statement of Neuwest for the three-month period ended April 30, 2006, and compared the figures in the column in the unaudited pro forma consolidated statement of income for the twelve-month period ended October 31, 2005 captioned "Neuwest" to the audited income statement of Neuwest for the twelve-month period ended October 31, 2005 and found them to be in agreement.

PRICEWATERHOUSECOOPERS

4. Compared the figures in the column in the unaudited pro forma consolidated balance sheet captioned "D&D Well Services" to the unaudited combined balance sheet of 404434 Alberta Corporation, 756171 Alberta Corporation and 756169 Alberta Corporation ("D&D") as at March 31, 2006, compared the figures in the column in the unaudited pro forma consolidated statement of income for the three-month period ended March 31, 2006 captioned "D&D" to the unaudited combined income statement of D&D for the three-month period ended March 31, 2006, and compared the figures in the column in the unaudited pro forma consolidated statement of income for the twelve-month period ended December 31, 2005 captioned "D&D" to the audited combined income statement of D&D for the twelve-month period ended December 31, 2005, and found them to be in agreement.

5. Compared the figures in the column in the unaudited pro forma consolidated balance sheet captioned "Roy Larson Construction Ltd." to the unaudited balance sheet of Roy Larson Construction Ltd. ("Roy Larson") as at February 28, 2006, compared the figures in the column in the unaudited pro forma consolidated statement of income for the three-month period ended February 28, 2006 captioned "Roy Larson" to the unaudited income statement of Roy Larson for the three-month period ended February 28, 2006, and compared the figures in the column in the unaudited pro forma consolidated statement of income for the twelve-month period ended November 30, 2005 captioned "Roy Larson" to the unaudited income statement of Roy Larson for the twelve-month period ended November 30, 2005, constructed for the purpose of preparing the unaudited pro forma consolidated statement of income for the twelve-month period, and found them to be in agreement.

6. Compared the figures in the column in the unaudited pro forma consolidated balance sheet captioned "Murtron Hauling" to the unaudited combined balance sheet of Murtron Hauling Ltd. and 815431 Alberta Ltd. ("Murtron") as at April 30, 2006, compared the figures in the column in the unaudited pro forma consolidated statement of income for the three-month period ended April 30, 2006 captioned "Murtron" to the unaudited combined income statement of Murtron for the three-month period ended April 30, 2006, and compared the figures in the column in the unaudited pro forma consolidated statement of income for the twelve-month period ended October 31, 2005 captioned "Murtron" to the audited combined income statement of Murtron for the twelve-month period ended October 31, 2005, and found them to be in agreement.

PRICEWATERHOUSECOOPERS

7. Compared the figures in the column in the unaudited pro forma consolidated balance sheet captioned "Safetymaster Rentals Corp." to the unaudited balance sheet of Safetymaster Rentals Corp. ("Safetymaster") as at May 31, 2006, compared the figures in the column in the unaudited pro forma consolidated statement of income for the three-month period ended May 31, 2006 captioned "Safetymaster" to the unaudited income statement of Safetymaster for the three-month period ended May 31, 2006, and compared the figures in the column in the unaudited pro forma consolidated statement of income for the twelve-month period ended November 30, 2005 captioned "Safetymaster" to the unaudited income statement of Safetymaster for the twelve-month period ended November 30, 2005, constructed for the purpose of preparing the unaudited pro forma consolidated statement of income for the twelve-month period, and found them to be in agreement.

8. Compared the figures in the column in the unaudited pro forma consolidated balance sheet captioned "332691 Alberta Ltd." to the unaudited consolidated balance sheet of Gordon Bros. Construction Ltd. and 332691 Alberta Ltd. ("332691") as at March 31, 2006, compared the figures in the column in the unaudited pro forma consolidated statement of income for the three-month period ended March 31, 2006 captioned "332691" to the unaudited consolidated income statement of 332691 for the three-month period ended March 31, 2006, and compared the figures in the column in the unaudited pro forma consolidated statement of income for the twelve-month period ended December 31, 2005 captioned "332691" to the unaudited consolidated income statement of 332691 for the twelve-month period ended December 31, 2005, constructed for the purpose of preparing the unaudited pro forma consolidated statement of income for the twelve-month period, and found them to be in agreement.

9. Compared the figures in the column in the unaudited pro forma consolidated balance sheet captioned "R. Bee Crushing" to the combined balance sheet of R. Bee Crushing Ltd., Bernet Venture Ltd. and Dal Finn Holding Ltd. ("R. Bee") as at April 30, 2006, compared the figures in the column in the unaudited pro forma consolidated statement of income for the three-month period ended April 30, 2006 captioned "R. Bee" to the unaudited combined income statement of R. Bee for the three-month period ended April 30, 2006, and compared the figures in the column in the unaudited pro forma consolidated statement of income for the twelve-month period ended October 31, 2005 captioned "R. Bee" to the unaudited combined income statement of R. Bee for the twelve-month period ended October 31, 2005, constructed for the purpose of preparing the unaudited pro forma consolidated statement of income for the twelve-month period, and found them to be in agreement.

PRICEWATERHOUSECOOPERS

10. Compared the figures in the column in the unaudited pro forma consolidated balance sheet captioned "310423 Alberta Ltd." to the unaudited combined balance sheet of 310423 Alberta Ltd. ("310423") as at May 31, 2006, compared the figures in the column in the unaudited pro forma consolidated statement of income for the three-month period ended May 31, 2006 captioned "310423" to the unaudited combined income statement of 310423 for the three-month period ended May 31, 2006, and compared the figures in the column in the unaudited pro forma consolidated statement of income for the twelve-month period ended November 30, 2005 captioned "310423" to the unaudited combined income statement of 310423 for the twelve-month period ended November 30, 2005, constructed for the purpose of preparing the unaudited pro forma consolidated statement of income for the twelve-month period, and found them to be in agreement.

11. Made enquiries of certain officials of the Trust who have responsibility for financial and accounting matters about:

    (a) the basis for determination of the unaudited pro forma adjustments; and
    (b) whether the unaudited pro forma consolidated financial statements comply as to form in all material respects with requirements for the various securities commissions and similar regulatory authorities in Canada.

    The officials:

    (a) described to us the basis for determination of the unaudited pro forma adjustments, and
    (b) stated that the unaudited pro forma consolidated financial statements comply as to form in all material respects with the requirements of the various securities commissions and similar regulatory authorities in Canada.

12. Read the notes to the pro forma statements, and found them to be consistent with the basis described to us for determination of the unaudited pro forma adjustments.

13. Recalculated the application of the pro forma adjustments to the aggregate of the amounts in the columns captioned "Petrowest Energy Services Trust", "Northern Tractor Sales and Rental", "Neuwest Equipment Rentals Inc.", "D&D Well Services", "Roy Larson Construction Ltd.", "Murtron Hauling", "Safetymaster Rentals Corp.", "332691 Alberta Ltd.", "R. Bee Crushing" and "310423 Alberta Ltd." as at May 31, 2006 and found the amounts in the column captioned "Pro Forma Consolidated" to be arithmetically correct.



14. Recalculated the application of the pro forma adjustments to the aggregate of the amounts in the columns captioned "Petrowest Energy Services Trust", "Northern Tractor Sales and Rental", "Neuwest Equipment Rentals Inc.", "D&D Well Services", "Roy Larson Construction Ltd.", "Murtron Hauling", "Safetymaster Rentals Corp.", "332691 Alberta Ltd.", "R. Bee Crushing" and "310423 Alberta Ltd." for the three-month periods ended February 28, 2006 to May 31, 2006 and for the twelve-months periods ended October 31, 2005 to December 31, 2005, and found the amounts in the column captioned "Pro Forma Consolidated" to be arithmetically correct.

A pro forma financial statement is based on management assumptions and adjustments which are inherently subjective. The foregoing procedures are substantially less than either an audit or a review, the objective of which is the expression of assurance with respect to management's assumptions, the pro forma adjustments, and the application of the adjustments to the historical financial information. Accordingly, we express no such assurance. The foregoing procedures would not necessarily reveal matters of significance to the pro forma financial statements, and we therefore make no representation about the sufficiency of the procedures for the purposes of a reader of such statements.

PricewaterhouseCoopers LLP

Chartered Accountants

Calgary, Alberta

Petrowest Energy Services Trust

Pro Forma Consolidated Balance Sheet as at May 31, 2006

(Unaudited)

	Petrowest Energy Services Trust July 6, 2006 $	Northern Tractor Sales and Rental March 31, 2006 $	Neuwest Equipment Rentals Inc. April 30, 2006 $	D&D Well Services March 31, 2006 $	Roy Larson Construction Ltd. February 28, 2006, $	Murtron Hauling April 30, 2006 $	Safety-master Rentals Corp. May 31, 2006 $	332691 Alberta Ltd. March 31, 2006 $	R. Bee Crushing April 30, 2006 $	310423 Alberta Ltd. May 31, 2006 $	Total $	Pro forma Adjustments $	Note	Pro Forma Consolidated $
Assets														
Current assets														
Cash	1,510,010	2,600,489	375,573	3,181,550	856,422	93,817	18,420	365,596	889,724	621,637	10,513,238	129,600,000 3,017,374 (8,255,900) (1,607,572) (23,538,782) (7,220,789) (103,284,052) 250,000	3(a) 3(c) 3(b) 3(c) 3(d) 3(d) 3(d) 3(c)	(526,483)
Short-term investments	-	-		-	-		-	-	367,785	-	367,785	-		367,785
Accounts receivable	-	1,844,782	1,424,733	14,315,606	4,327,197	1,664,746	1,280,432	1,989,880	9,928,623	3,587,356	40,363,355	-		40,363,355
Inventory	-	52,000		462,059	-	71,257	-	343,956	857,360	-	1,786,632	-		1,786,632
Prepaid expenses	-	16,437	32,285	86,446	80,920	252,878	7,812	1,330	273,664	142,610	894,382	-		894,382
Current portion of note receivable	-	-		-	-		-	29,377	-	-	29,377	-		29,377
Income taxes recoverable	-	-		-	-		-	-	71,527	100,001	171,528	-		171,528
	1,510,010	4,513,708	1,832,591	18,045,661	5,264,539	2,082,698	1,306,664	2,730,139	12,388,683	4,451,604	54,126,297	(11,039,721)		43,086,576
Investments	-	19,744		-	25,873	-	-	3,230	-	37,938	86,785	-		86,785
Cash surrender value of life insurance	-	-		-	-	-	-	-	275,017	-	275,017	-		275,017
Notes and interest receivable	-	-	14,930	-	-	-	-	83,307	-	-	98,237	-		98,237
Capital assets	-	16,861,836	2,444,996	6,007,556	10,507,490	2,260,176	1,476,675	3,719,849	14,985,162	8,300,273	66,564,013	(11,680,000) (3,017,374) 8,255,900 41,277,034	3(c) 3(c) 3(b) 3(d)	101,399,573
Goodwill	-	-		-	-	-	-	-	-	-	-	62,999,934 29,783,936	3(d) 3(d)	92,783,870
Other intangibles	-	-		-	-	-	-	-	-	-	-	48,596,484	3(d)	48,596,484
Deposits in trust	-	-	250,000	-	-	-	-	-	-	-	250,000	(250,000)	3(c)	-
Due from shareholder	-	-	-	-	-	-	157,456	-	-	-	157,456	(157,456)		
Due from related parties	-	2,380,849		-	-	-	368,213	-	217,068	1,055,982	- 4,022,112	(4,022,112)	3(d)	-
Future income taxes	-	-	69,481	-	-	-	-	-	16,633	-	86,114	(86,114)	3(d)	-
	1,510,010	23,776,137	4,611,998	24,053,217	15,797,902	4,342,874	3,309,008	6,536,525	27,882,563	13,845,797	125,666,031	160,660,511		286,326,542

Approved on behalf of Petrowest Energy Services Trust by Petrowest Energy Services General Partner Ltd., as Administrator

(signed) "*Kenneth N. Drysdale*"
Director

(signed) "*D. Hugh Gillard*"
Director

Petrowest Energy Services Trust

Pro Forma Consolidated Balance Sheet as at May 31, 2006… *…continued*
(Unaudited)

	Petrowest Energy Services Trust July 6, 2006 $	Northern Tractor Sales and Rental March 31, 2006 $	Neuwest Equipment Rentals Inc. April 30, 2006 $	D&D Well Services March 31, 2006 $	Roy Larson Construction Ltd. February 28, 2006, $	Murtron Hauling April 30, 2006 $	Safety-master Rentals Corp. May 31, 2006 $	332691 Alberta Ltd. March 31, 2006 $	R. Bee Crushing April 30, 2006 $	310423 Alberta Ltd. May 31, 2006 $	Total $	Pro forma Adjustments $	Note	Pro Forma Consolidated $
Liabilities														
Current liabilities														
Bank indebtedness	-	7,541,000	-	-	-		-	-	1,607,572	-	9,148,572	(7,541,000)	3(c)	-
												(1,607,572)	3(c)	
Accounts payable and accrued liabilities	-	761,016	34,023	8,336,850	756,828	568,848	360,779	700,436	2,838,212	478,655	14,835,647	11,916,398	3(d)	26,752,045
Accrued management bonus	-	2,000,000	-	9,155,990	2,523,098	1,349,778	1,297,000	1,611,065	682,000	2,550,000	21,168,931	(21,168,931)	3(d)	-
Income taxes payable	-	129,834	219,374	378,058	49,710	35,764	807	-	-	-	813,547	-		813,547
Due to related parties	-	-		-	-	-	3,165	-	-	-	3,165	(3,165)	3(d)	-
Callable debt	-	-		1,595,539	1,854,151	33,750	15,615	-	-	-	3,499,055	(3,499,055)	3(d)	-
Current portion of long-term debt	-	44,391	9,678	-	-	-	121,105	-	2,631,893	-	2,807,067	(2,807,067)	3(d)	-
Shareholder advances	-	335,156	528,870	-	-	6,300	-	556,579	1,644,990	780,044	3,851,939	(602,047)	3(c)	-
												(3,249,892)	3(d)	
Current portion of capital lease obligations	-	1,800,564	408,044	362,463	2,313,622	303,997	-	1,006,741	1,818,461	1,944,500	9,958,392	(1,800,564)	3(c)	-
												(8,157,828)	3(d)	
Future income taxes	-	-	-	-	-		-	-	1,102,667	-	1,102,667	(1,102,667)	3(d)	-
Due to employee profit sharing plan	-	-	375,000	-	-	-	-	-	-	-	375,000	(375,000)	3(d)	-
Preferred shares	-	999,998	-	-	-	2,000	-	-	-	-	1,001,998	(1,001,998)	3(d)	-
	-	13,611,959	1,574,989	19,828,900	7,497,409	2,300,437	1,798,471	3,874,821	12,325,795	5,753,199	68,565,980	(41,000,388)		27,565,592
Long term debt	-	796,354	11,613	-	-	-	128,895	-	4,778,860	-	5,715,722	(5,715,722)	3(d)	-
Shareholder advances	-	-		-	3,052,964	-	-	-	-	-	3,052,964	(3,052,964)	3(d)	-
Future income taxes	-	972,116		173,445	166,862	66,804	18,954	67,514	-	572,786	2,038,481	(2,038,481)	3(d)	-
Capital lease obligations	-	1,736,389	1,894,226	556,364	2,375,666	200,273	-	1,044,692	3,184,663	1,324,015	12,316,288	(1,736,389)	3(c)	-
												(10,579,899)	3(d)	
	-	17,116,818	3,480,828	20,558,709	13,092,901	2,567,514	1,946,320	4,987,027	20,289,318	7,650,000	91,689,435	(64,123,843)		27,565,592
Unitholders' Equity														
Units	1,510,010	-	-	-	-		-	-	-	-	1,510,010	129,600,000	3(a)	258,760,950
												127,650,940	3(d)	
Share capital	-	161,077	500	500	150	200	100	44	400	338	163,309	(163,309)	3(d)	-
Retained earnings	-	6,498,242	1,130,670	3,494,008	2,704,851	1,775,160	1,362,588	1,549,454	7,592,845	6,195,459	32,303,277	(32,303,277)	3(d)	-
	1,510,010	6,659,319	1,131,170	3,494,508	2,705,001	1,775,360	1,362,688	1,549,498	7,593,245	6,195,797	33,976,596	224,784,354		258,760,950
	1,510,010	23,776,137	4,611,998	24,053,217	15,797,902	4,342,874	3,309,008	6,536,525	27,882,563	13,845,797	125,666,031	160,660,511		286,326,542

Petrowest Energy Services Trust

Pro Forma Consolidated Statement of Income

(Unaudited)

For the three-month period ended to May 31, 2006

	Northern Tractor March 31, 2006 $	Neuwest April 30, 2006 $	D&D March 31, 2006 $	Roy Larson February 28, 2006 $	Murtron April 30, 2006 $	Safety-master May 31, 2006 $	332691 March 31, 2006 $	R. Bee April 30, 2006 $	310423 May 31, 2006 $	Total $	Pro forma Adjustments $	Note	Pro Forma Consolidated $
Revenue	2,590,892	1,467,502	16,258,758	5,865,092	4,536,948	1,652,345	3,444,780	6,425,256	3,505,880	45,747,453	-		45,747,453
Expenses													
Operating and administrative	637,121	815,517	11,117,464	3,836,553	3,330,471	1,264,587	2,500,044	4,370,428	2,825,117	30,697,302	-		30,697,302
Amortization	563,546	144,337	468,639	713,688	178,758	64,869	283,621	1,144,781	249,267	3,811,506	4,362,271	4(b)	8,173,777
Interest on long-term debt	33,186	16,516	47,399	78,366	7,659	6,417	2,474	152,760	35,047	379,824	(379,824)	4(a)	-
Other interest	106,268	-	9,257	1,929	1,240	-	18,030	26,990	1,435	165,149	(125,000)	4(a)	40,149
Management remuneration	1,000,000	-	3,730,990	1,061,994	1,258,763	375,000	635,804	60,935	560,356	8,683,842	(8,683,842)	4(c)	-
	2,340,121	976,370	15,373,749	5,692,530	4,776,891	1,710,873	3,439,973	5,755,894	3,671,222	43,737,623	(4,826,395)		38,911,228
Earnings (loss) before the following	250,771	491,132	885,009	172,562	(239,943)	(58,528)	4,807	669,362	(165,342)	2,009,830	4,826,395		6,836,225
Interest and other revenue	27,048	2,083	12,656	-	52	-	-	(3,071)	1,598	40,366	-		40,366
Gain (loss) on disposal of property and equipment	-	-	472	55,293	(16,475)	-	-	4,561	335,801	379,652	-		379,652
	27,048	2,083	13,128	55,293	(16,423)	-	-	1,490	337,399	420,018	-		420,018
Earnings (loss) before income tax	277,819	493,215	898,137	227,855	(256,366)	(58,528)	4,807	670,852	172,057	2,429,848	4,826,395		7,256,243
Income taxes	44,784	79,506	146,591	36,891	(40,427)	(6,840)	775	147,015	27,735	436,030	(436,030)	4(d)	-
Net earnings (loss) for the period	233,035	413,709	751,546	190,964	(215,939)	(51,688)	4,032	523,837	144,322	1,993,818	5,262,425		7,256,243
Net earnings (loss) per unit													0.26

Petrowest Energy Services Trust

Pro Forma Consolidated Statement of Income

(Unaudited)

For the twelve-month period ended to December 31, 2005

	Northern Tractor December 31, 2005 $	Neuwest October 31, 2005 $	D&D December 31, 2005 $	Roy Larson November 30, 2005 $	Murtron October 31, 2005 $	Safety-master November 30, 2005 $	332691 December 31, 2005 $	R. Bee October 31, 2005 $	310423 November 30, 2005 $	Total $	Pro forma Adjustments $	Note	Pro Forma Consolidated $
Revenue	7,141,603	2,081,517	30,601,395	20,416,046	12,278,395	5,039,165	8,800,772	23,617,682	18,731,607	128,708,182	-		128,708,182
Expenses													
Operating and administrative	2,767,845	1,256,290	19,582,428	14,862,856	10,010,786	3,379,355	6,382,382	15,966,708	13,075,117	87,283,767	-		87,283,767
Amortization	2,015,050	202,603	1,963,597	2,519,800	883,078	174,534	1,218,202	3,700,879	2,247,886	14,925,629	17,449,085	4(b)	32,374,714
Interest on long-term debt	115,353	1,821	174,212	229,998	20,712	11,512	13,009	387,230	123,134	1,076,981	(1,076,981)	4(a)	-
Other interest	293,516	-	31,561	16,142	20,005	-	90,283	110,261	16,479	578,247	(475,000)	4(a)	103,247
Management remuneration	1,296,456	375,000	7,425,000	2,394,162	910,000	1,059,500	765,474	1,912,243	3,393,279	19,531,114	(19,531,114)	4(c)	-
	6,488,220	1,835,714	29,176,798	20,022,958	11,844,581	4,624,901	8,469,350	22,077,321	18,855,895	123,395,738	(3,634,010)		119,761,728
Earnings (loss) before the following	653,383	245,803	1,424,597	393,088	433,814	414,264	331,422	1,540,361	(124,288)	5,312,444	3,634,010		8,946,454
Interest and other revenue	31,363	8,680	-	88	65	-	6,673	16,353	22,462	85,684	-		85,684
Gain (loss) on disposal of property and equipment	-	-	109,689	544,611	21,003	4,452	273,813	(29,895)	390,912	1,314,585	-		1,314,585
	31,363	8,680	109,689	544,699	21,068	4,452	280,486	(13,542)	413,374	1,400,269	-		1,400,269
Earnings before income taxes	684,746	254,483	1,534,286	937,787	454,882	418,716	611,908	1,526,819	289,086	6,712,713	3,634,010		10,346,723
Income taxes	114,106	34,459	325,453	141,551	69,953	77,930	98,614	299,121	21,978	1,183,165	(1,183,165)	4(d)	-
Net earnings for the period	570,640	220,024	1,208,833	796,236	384,929	340,786	513,294	1,227,698	267,108	5,529,548	4,817,175		10,346,723
Net earnings (loss) per unit													0.37

1 The Trust and the proposed transaction

Petrowest Energy Services Trust (the "Trust") is an open-ended unincorporated mutual fund trust established under and governed by the laws of the Province of Alberta pursuant to the Deed of Trust dated July 6, 2006.

The Trust has initially been created to hold, indirectly, controlling limited partner interests, hold the common shares in the general partner and invest in the businesses noted below. The Trust will be a business trust operating an energy services business through its indirect subsidiaries. Unitholders will hold Units of the Trust, which in turn will hold a 100% beneficial interest in the Petrowest Business Trust (the "Business Trust"). The Petrowest Business Trust will, via four limited partnerships, hold the assets of the businesses historically operated by the Acquired Companies noted below. The Trust, pursuant to a prospectus dated August 28, 2006 (the "Prospectus") will issue units of the Trust and use the proceeds to acquire 100% of the outstanding shares of the following companies:

Northern Tractor Sales and Rental Co. Ltd. and Fitzpatrick Co. Ltd. ("Northern Tractor")
Neuwest Equipment Rentals Inc. ("Neuwest")
404434 Alberta Corporation, 756171 Alberta Corp. and 756169 Alberta Corp. ("D&D")
Roy Larson Construction Ltd. ("Roy Larson")
Murtron Hauling Ltd. and 815431 Alberta Ltd. ("Murtron")
Safetymaster Rentals Corp. ("Safetymaster")
Gordon Bros. Construction Ltd. and 332691 Alberta Ltd. ("332691")
R. Bee Crushing Ltd., Bernet Venture Ltd. and Dal Finn Holding Ltd. ("R. Bee")
310423 Alberta Ltd. ("310423")

(collectively, the "Acquired Companies").

Income tax obligations related to the distributions of the Trust are obligations of the Unitholders.

The Trust has filed a prospectus (the "Prospectus") for an initial public offering of its trust units (the "Offering"). Concurrent with the closing of the Offering four limited partnerships will be formed with Petrowest Energy Services General Partner Ltd. ("Energy Services") as the general partner. A business trust will be created to hold the partnership interests for the Trust. The partnerships will be involved in the construction, transportation, civil services and rentals industries. Petrowest Services Ltd. ("Acquisitionco") has the right to acquire the Acquired Companies. The Trust will use a portion of the proceeds from the issuance of the Units to subscribe for limited partnership units of the various partnerships. The Business Trust will also loan a portion of cash necessary to complete the cash portion of the various acquisitions to Acquisitionco on an interest bearing basis. In addition, Acquisitionco will acquire the necessary number of units of the Trust from the Trust in exchange for an additional interest bearing note. Acquisitionco will complete the purchase of the Acquired Companies by delivering cash and units of the Trust as contemplated in the purchase and sale agreements. As a consequence, Acquisitionco will own all the shares of the various Acquired Companies. A short form vertical amalgamation of the respective Acquired Companies and Acquisitionco will be completed such that the assets and liabilities of each entity will become assets and liabilities of the merged entity ("Mergeco"). The shares of the Acquired Companies will cease to exist and the shares of Acquisitionco will

become the share capital of Mergeco. Mergeco will transfer certain of its assets (representing the assets and business operations of certain of the various Acquired Companies that were acquired by Acquisitionco) to each of the four partnerships in exchange for an assumption of certain of the liabilities that are related to the business, a note and units in the partnerships.

Acquisitionco has entered into several Purchase and Sale Agreements pursuant to which it agreed to acquire the shares and shareholder loans of the Acquired Companies for an aggregate base purchase price of $230,934,992, subject to closing adjustments. The purchase price will be funded by payment of $103,284,052 in cash and the issuance of units by the Trust for proceeds of $127,650,940. The Trust will also settle long-term debt and capital lease obligations and loans of $30,759,571.

2 Basis of presentation

The accompanying unaudited pro forma consolidated balance sheet and the unaudited pro forma consolidated statements of income (collectively, the "pro forma consolidated financial statements") have been prepared by the management of the Trust using the accounting principles disclosed in the notes to the audited financial statements of the Acquired Companies.

The unaudited pro forma consolidated financial statements may not be indicative of the financial position and results of operations that would have occurred if the transactions had taken place on the dates indicated or of the financial position or operating results which may be obtained in the future. The unaudited pro forma consolidated financial statements are not a forecast or projection of future results. The actual financial position and results of operations of the Trust for any period following the closing of the transactions contemplated by this prospectus will likely vary from the amounts set forth in the unaudited pro forma consolidated financial statements and such variation may be material. In the opinion of management, these unaudited pro forma consolidated financial statements include all adjustments necessary for fair presentation of the acquisitions described above in accordance with Canadian generally accepted accounting principles.

The unaudited pro forma consolidated balance sheet of the Trust and the unaudited pro forma consolidated statement of income of the Trust have been prepared with information derived from the audited and unaudited financial statements of the Acquired Companies and the adjustments and assumptions listed below.

The unaudited statements of income of the Acquired Companies for the three-month period ending May 31, 2006 was constructed for purposes of preparing the unaudited pro forma consolidated statement of income for the three-month period and was derived from the financial statements of the respective companies. The unaudited statement of income of certain of the Acquired Companies for the twelve-month periods were constructed for purposes of preparing the unaudited pro forma consolidated statement of income for the twelve-month periods and were derived from, but do not conform to, the financial statements of the respective companies.

The unaudited pro forma consolidated financial statements should be read in conjunction with the audited and unaudited financial statements of the Trust and Acquired Companies included in the Prospectus.

The following describes the financial statements of the Acquired Companies included in the Prospectus and the method for constructing the unaudited pro forma consolidated income statement for the twelve-month period ended to December 31, 2005.

Northern Tractor Sales and Rental
The prospectus includes the combined balance sheets of Northern Tractor as at September 30, 2005 and 2004, and the combined statements of earnings and retained earnings and cash flows for each of the years in the three year period ended September 30, 2005.

The pro-forma unaudited twelve-month consolidated statement of income to December 31, 2005 is constructed from the Northern Tractor by adding the three month period ended December 31, 2005 to the year end September 30, 2005 and deducting the three month period ended December 31, 2004. The three month periods ended December 31, 2005 and 2004 are constructed from the deducting the respective three month period ended March 31, 2006 and 2005 from the six month period ended March 31, 2006 and 2005.

Neuwest Equipment Rentals
The prospectus includes the balance sheets of Neuwest as at October 31, 2005 and 2004 and the statements of earnings (loss) and retained earnings (deficit) and cash flows for each of the years in the three year period ended October 31, 2005.

The pro-forma unaudited twelve-month consolidated statement of income to December 31, 2005 is constructed directly from Neuwest October 31, 2005 financial statements.

D&D Well Services
The prospectus includes combined balance sheets of D&D as at December 31, 2005 and 2004 and the combined statements of earnings and retained earnings and cash flows for each of the years in the three year period ended December 31, 2005.

The pro-forma unaudited twelve-month consolidated statement of income to December 31, 2005 is constructed directly from D&D December 31, 2005 combined financial statements.

Roy Larson Construction Ltd.
The prospectus includes the balance sheets of Roy Larson as at May 31, 2005 and 2004, and the statements of earnings and retained earnings and cash flows for each of the years in the three year period ended May 31, 2005.

The pro-forma unaudited twelve-month consolidated statement of income to December 31, 2005 is constructed from Roy Larson financial statements by adding the six month period ended November 30, 2005 to the year end May 31, 2005 and deducting the six month period ended November 30, 2004. The six month periods ended November 30, 2005 and 2004 are constructed from the deducting the respective three month period ended February 28, 2006 and 2005 from the nine month period ended February 28, 2006 and 2005.

Murtron Hauling
The prospectus includes combined balance sheets of Murtron as at October 31, 2005 and 2004 and the combined statements of earnings (loss) and retained earnings and cash flows for each of the years in the three year period ended October 31, 2005.

The pro-forma unaudited twelve-month consolidated statement of income to December 31, 2005 is constructed directly from Murtron October 31, 2005 combined financial statements.

Safetymaster Rentals Corp.
The prospectus includes the balance sheets of Safetymaster as at August 31, 2005 and 2004, and the statements of earnings and retained earnings and cash flows for each of the years in the three year period ended August 31, 2005.

The pro-forma unaudited twelve-month consolidated statement of income to December 31, 2005 is constructed from Safetymaster financial statements by adding the three month period ended November 30, 2005 to the year end August 31, 2005 and deducting the three month period ended November 30, 2004. The three month periods ended November 30, 2005 and 2004 are constructed from the deducting the respective three month period ended February 28, 2006 and 2005 from the six month period ended February 28, 2006 and 2005.

332691 Alberta Ltd.
The prospectus includes consolidated balance sheets of 332691 as at September 30, 2005 and 2004 and the consolidated statements of earnings and retained earnings and cash flows for each of the years in the three year period ended September 30, 2005.

The pro-forma unaudited twelve-month consolidated statement of income to December 31, 2005 is constructed from 332691 consolidated financial statements by adding the three month period ended December 31, 2005 to the year end September 30, 2005 and deducting the three month period ended December 31, 2004. The three month periods ended December 31, 2005 and 2004 are constructed from the deducting the respective three month period ended March 31, 2006 and 2005 from the six month period ended March 31, 2006 and 2005.

R. Bee Crushing
The prospectus includes the combined balance sheets of R. Bee as at April 30, 2006 and 2005 and the combined statements of earnings (loss) and retained earnings and cash flows for each of the years in the three year period ended April 30, 2006.

The pro-forma unaudited twelve-month consolidated statement of income to December 31, 2005 is constructed from F. Bee combined financial statements by adding the six month period ended October 31, 2005 to the year end April 30, 2005 and deducting the six month period ended October 31, 2004. The six month periods ended October 31, 2005 and 2004 are constructed from the deducting the respective three month period ended January 31, 2006 and 2005 from the nine month period ended January 31, 2006 and 2005.

310423 Alberta Ltd.
The prospectus includes consolidated balance sheets of 310423 as at August 31, 2005 and 2004 and the consolidated statements of earnings and retained earnings and cash flows for each of the years in the three year period ended August 31, 2005.

The pro-forma unaudited twelve-month consolidated statement of income to December 31, 2005 is constructed from 310423 consolidated financial statements by adding the three month period ended November 30, 2005 to the year end August 31, 2005 and deducting the three month period ended November 30, 2004. The three month periods ended November 30, 2005 and 2004 are constructed from the deducting the respective three month period ended February 28, 2006 and 2005 from the six month period ended February 28, 2006 and 2005.

3 Unaudited pro forma consolidated balance sheet assumptions and adjustments

The following assumptions and adjustments have been made to reflect the proposed transactions described in note 1 as if the transactions had occurred on May 31, 2006:

a) The issuance of 14 million Units for total gross proceeds of $140 million on the closing of the Offering and the payment of the underwriters fee and other costs of the Offering, estimated to be $10.4 million. The Trust has also granted to the underwriters, an over-allotment option to purchase up to an additional 1.4 million trust units for total gross proceeds of $14 million. If exercised the cash and trust equity would be increased by $14 million less issuance costs.

b) The additional payment for equipment to be purchased by the Trust subsequent to the date of closing. These assets were treated as available for use and therefore the related revenue and amortization have not been recorded as it is management's intent not to put the assets into use until such time as they have contracts available.

c) Removal of certain capital assets and related debt and other assets that will be transferred to existing shareholders of the Acquired Companies and will not be owned by the Acquired Companies when purchased by the Trust. Reclassification of deposits held as security for debt financing associated with the assets and repayment of bank indebtedness.

d) Purchase accounting – Acquisition of shares, shareholder and related party loans and accrued bonuses payable

The Acquisition will be accounted for using the purchase method with the assets acquired and liabilities assumed recorded at preliminary estimates of fair value. The final allocation of the purchase price will be based on the assets acquired and liabilities assumed at the effective date of the Acquisition based upon internal and/or independent asset valuations. A preliminary allocation of the consideration is as follows:

	$
Net assets acquired	
Net working capital	35,609,521
Value of working capital adjustment on pro forma	(11,916,398)
Property and equipment	96,161,047
Intangibles	48,596,484
Goodwill	92,783,870
Investments	86,785
Cash surrender value of insurance policy	275,017
Notes and interest receivable	98,237
	261,694,563
Consideration given for value of shares and shareholder loans of acquired companies	
Units	127,650,940
Cash to vendors on closing	103,284,052
Aggregate base purchase price	230,934,992
Retirement of long-term debt and capital lease obligation	23,538,782
Retirement of additional debt on pro forma	7,220,789
	261,694,563

Net working capital acquired on the Acquisition includes cash, short-term investments, accounts receivable, inventory, prepaid expenses, current portion of note receivable, income taxes recoverable, bank indebtedness, accounts payable and accrued liabilities and income taxes payable. The purchase price is affected by the changes in working capital, shareholder loans and long-term debt from the date specified in the purchase and sale agreement to the date of closing. Changes in the balances for these items will affect the net consideration paid by the Trust to the owners. These adjustments may be material. An estimated value of working capital adjustments as at May 31, 2006 is noted in the table above.

In conjunction with acquisitions, all debt and capital lease obligations will be repaid by the Trust through the use of proceeds from the offering.

Goodwill is the cost of an acquisition less the fair value of identifiable assets and liabilities and will be tested for impairment at least annually. Intangibles relate to customer contracts, non compete clauses and trade names and are amortized over their expected lives on a straight-line basis between 5 and 10 years.

4 Unaudited pro forma consolidated statements of income assumptions and adjustments

The unaudited pro forma consolidated statements of income of the Trust for the three-month period ended May 31, 2006 and for the twelve-month period ended December 31, 2005 have been prepared assuming that the Trust was in operation during the three-month period and the twelve-month period, respectively and as if the proposed transaction described in note 1 had occurred on January 1, 2005. The Trust will incur additional annual administrative expenses in connection with reporting to shareholders, investor relations, directors' and officers' insurance and other expenses as a result of the proposed transactions and the effects of these costs have not been reflected in the unaudited pro forma consolidated statement of income. The unaudited pro-forma consolidated statement of income of the Trust reflects the following assumptions and adjustments to the income and expenses of the Trust:

a) The reduction in interest expense for the three-month period and for the twelve-month period to reflect interest expense on the bank indebtedness, callable debt, long-term debt and capital lease obligations that will be settled by the Trust.

b) Additional amortization expense on property and equipment and intangible assets for the three-month period and the twelve-month period resulting from the fair value allocation described in note 3(d).

c) The reversal of management compensation for the three-month period and for the twelve-month period, included in management fees and bonuses relating to existing owner/manager compensation arrangements that will be terminated in connection with the Offering.

d) The reversal of current income taxes for the three-month period for the twelve-month period reflecting that income tax obligations related to the distributions of the Trust are obligations of the ultimate Unitholders. It is assumed that income tax obligations of the General Partner and Acquisitionco will be nominal.

332691 Alberta Ltd.

(operating as Gordon Bros. Construction Ltd.)

Consolidated Financial Statements
March 31, 2006
September 30, 2005 and 2004



PricewaterhouseCoopers LLP
Chartered Accountants
111 5th Avenue SW, Suite 3100
Calgary, Alberta
Canada T2P 5L3
Telephone +1 (403) 509 7500
Facsimile +1 (403) 781 1825

May 5, 2006
(except for note 13, which is as at August 28, 2006)

Auditors' Report

To the Shareholders of
332691 Alberta Ltd.

We have audited the consolidated balance sheets of **332691 Alberta Ltd.** (operating as Gordon Bros. Construction Ltd.) as at September 30, 2005 and 2004 and the consolidated statements of earnings and retained earnings and cash flows for each of the years in the three-year period ended September 30, 2005. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with Canadian generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Company as at September 30, 2005 and 2004 and the results of its operations and its cash flows for each of the years in the three-year period ended September 30, 2005 in accordance with Canadian generally accepted accounting principles.

PricewaterhouseCoopers LLP

Chartered Accountants

Calgary, Alberta

332691 Alberta Ltd.

(operating as Gordon Bros. Construction Ltd.)
Consolidated Balance Sheets

	March 31,	September 30,	
	2006 $ (Unaudited)	2005 $	2004 $
Assets			
Current assets			
Cash	365,596	184,377	10
Accounts receivable	1,989,880	1,608,197	1,072,583
Prepaid expenses	1,330	-	-
Inventory	343,956	372,999	-
Current portion of note receivable	29,377	34,583	-
	2,730,139	2,200,156	1,072,593
Investment (note 5)	3,230	3,230	2,998
Note receivable	83,307	67,716	-
Property and equipment (note 3)	3,719,849	4,057,166	3,805,278
	6,536,525	6,328,268	4,880,869
Liabilities			
Current liabilities			
Bank overdraft	-	368,159	190,474
Accounts payable and accrued liabilities	700,436	697,538	875,888
Accrued management bonus	1,611,065	732,000	-
Income taxes payable	-	7,780	18,823
Current portion of obligations under capital lease (note 7)	1,006,741	1,205,201	1,037,618
Shareholder advances (note 8)	556,579	280,768	350,440
	3,874,821	3,291,446	2,473,243
Future income taxes (note 10)	67,514	67,514	22,668
Obligations under capital lease (note 7)	1,044,692	1,512,678	1,413,458
	4,987,027	4,871,638	3,909,369
Shareholders' Equity			
Share capital (note 6)	44	44	44
Retained earnings	1,549,454	1,456,586	971,456
	1,549,498	1,456,630	971,500
	6,536,525	6,328,268	4,880,869

Approved on behalf of Petrowest Energy Services Trust by Petrowest Energy Services General Partner Ltd., as Administrator

(signed) "*Kenneth N. Drysdale*"
Director

(signed) "*D. Hugh Gillard*"
Director

332691 Alberta Ltd.

(operating as Gordon Bros. Construction Ltd.)
Consolidated Statements of Earnings and Retained Earnings

	Three months ended March 31,		Six months ended March 31,		Years ended September 30,		
	2006 $ (Unaudited)	2005 $ (Unaudited)	2006 $ (Unaudited)	2005 $ (Unaudited)	2005 $	2004 $	2003 $
Revenue	3,444,780	2,424,643	6,607,050	5,390,779	8,604,638	7,779,706	6,631,681
Expenses							
Operating and administrative	2,500,044	1,789,875	4,367,561	3,630,051	6,355,041	6,020,817	4,781,686
Interest – current	2,474	5,106	4,374	10,350	15,346	36,007	12,651
Interest – capital leases	18,030	21,669	29,837	42,558	100,372	96,181	95,625
Management bonus	635,804	288,495	1,611,065	1,110,280	612,000	272,500	976,000
Amortization	283,621	259,524	570,770	538,808	1,210,337	1,001,181	690,894
	3,439,973	2,364,669	6,583,607	5,332,047	8,293,096	7,426,686	6,556,856
	4,807	59,974	23,443	58,732	311,542	353,020	74,825
Other income (expenses)							
Loss on disposal of investments	-	-	-	-	-	(20,000)	-
Interest income	-	1,417	1,087	1,417	5,586	112	-
Gain (loss) on disposal of property and equipment	-	11,625	86,185	85,201	261,204	75,382	(7,941)
Earnings before income taxes	4,807	73,016	110,715	145,350	578,332	408,514	66,884
Income tax expense (note 10)	775	11,770	17,847	23,430	93,202	69,730	13,925
Earnings for the period	4,032	61,246	92,868	121,920	485,130	338,784	52,959
Retained earnings – Beginning of period	1,545,422	1,032,130	1,456,586	971,456	971,456	632,672	579,713
Retained earnings – End of period	1,549,454	1,093,376	1,549,454	1,093,376	1,456,586	971,456	632,672

332691 Alberta Ltd.

(operating as Gordon Bros. Construction Ltd.)
Consolidated Statements of Cash Flows

	Three months ended March 31,		Six months ended March 31,		Years ended September 30,		
	2006 $ (Unaudited)	2005 $ (Unaudited)	2006 $ (Unaudited)	2005 $ (Unaudited)	2005 $	2004 $	2003 $
Cash provided by (used in)							
Operating activities							
Earnings for the period	4,032	61,246	92,868	121,920	485,130	338,748	52,959
Items not affecting cash							
Amortization	283,621	259,524	570,770	538,808	1,210,337	1,001,181	690,894
Loss (gain) on disposal of property and equipment	-	(11,625)	(86,185)	(85,201)	(261,204)	(75,382)	7,941
Loss on disposal of investments	-	-	-	-	-	20,000	-
Future income tax expense	-	-	-	-	44,846	11,647	188
	287,653	309,145	577,453	575,527	1,479,109	1,296,194	751,982
Change in non-cash working capital							
Accounts receivable	42,989	939,297	(381,683)	(86,626)	(535,614)	56,642	(223,045)
Prepaids	-	-	(1,330)	-	-	-	-
Inventory	52,832	-	29,043	-	(372,999)	-	-
Accounts payable and accrued liabilities	188,116	(503,220)	2,898	(892,500)	(178,350)	(296,817)	951,865
Accrued management bonus	(96,196)	45,745	879,065	1,170,280	732,000	-	-
Income taxes payable	(25,965)	11,770	(7,780)	23,430	(11,043)	15,926	(21,987)
	449,429	802,737	1,097,666	790,111	1,113,103	1,071,945	1,458,815
Financing activities							
Note receivable	127,024	(115,654)	(10,385)	(115,654)	(102,299)	-	-
Repayment of obligation under capital lease	(343,191)	(294,764)	(666,446)	(572,123)	(1,167,523)	(881,651)	(1,026,045)
Shareholder advances	383,761	91,690	275,811	54,649	(69,672)	276,076	119,812
Bank indebtedness	(253,951)	(242,787)	(368,159)	140,689	177,685	(257,427)	(57,874)
	(86,357)	(561,515)	(769,179)	(492,439)	(1,161,809)	(863,002)	(964,107)
Investing activities							
Purchase of property and equipment	(27,621)	-	(240,041)	(206,201)	(406,145)	(323,521)	(486,157)
Sale of property and equipment	-	107,227	92,773	280,000	639,450	88,000	-
Investments	-	-	-	-	(232)	(90)	(41)
	(27,621)	107,227	(147,268)	73,799	233,073	(235,611)	(486,198)
Increase (decrease) in cash	335,451	348,449	181,219	371,471	184,367	(26,668)	8,510
Cash – Beginning of period	30,145	23,032	184,377	10	10	26,678	18,168
Cash – End of period	365,596	371,481	365,596	371,481	184,377	10	26,678
Supplementary information							
Interest paid	3,457	216,776	34,261	52,500	115,718	132,988	108,276
Income taxes paid	26,740	-	26,740	-	61,755	38,031	35,717
Non-cash transactions							
Property and equipment purchased through capital lease	-	20,945	-	133,600	1,434,326	2,099,722	995,127

1 Nature of business

Gordon Bros. Construction Ltd. and 332691 Alberta Ltd. (the "Company") are privately owned and incorporated under the laws of the province of Alberta. The companies provide well site construction, road building and well site reclamation services in northern Alberta.

The Company's business is considered to have some seasonality, with peak levels generally in the first and fourth calendar year quarters.

2 Summary of significant accounting policies

These consolidated financial statements are stated in Canadian dollars and have been prepared in accordance with Canadian generally accepted accounting principles.

Principles of consolidation

The consolidated financial statements include the accounts of the Company and its wholly owned subsidiary, Gordon Bros. Construction Ltd. Intercompany balances and transactions have been eliminated on consolidation.

Property and equipment

Property and equipment are initially recorded at cost. Amortization is provided using the declining balance method at rates intended to amortize the cost of assets over their estimated useful lives.

Buildings	5%
Equipment	20%
Automotive	30%
Computer equipment	30%
Contractors mobile equipment	30%
Portable camp equipment	30%

Management assesses the carrying amount of property and equipment for impairment when facts and circumstances indicate a potential impairment. If it is determined that the estimated net recoverable amount is less than the net carrying amount, a writedown to the asset's fair value is recognized during the period.

Long-term investments

Other long-term investments are portfolio investments recorded at cost, less any write-down for other than temporary impairment.

Future income taxes

The Company uses the liability method of income tax allocation in accounting for income taxes. Under this method, future income tax assets and liabilities are determined based on temporary differences between the financial reporting and income tax bases of assets and liabilities, and measured using the substantively enacted tax rates and laws that will be in effect when the temporary differences are expected to reverse.

Inventory

Inventory is valued at the lower of cost and net realizable value. Cost is determined by the first-in, first-out method.

Measurement uncertainty

The preparation of financial statements in accordance with Canadian generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the period. Such estimates include providing amortization of property and equipment and the recoverability of accounts receivable. Actual results could differ from these estimates.

Revenue recognition

The Company's services are generally sold based upon purchase orders with the customer that include fixed or determinable prices. Revenue is recognized when services are rendered and when collectibility is reasonably assured.

3 Property and equipment

			March 31, 2006 (Unaudited)
	Cost $	Accumulated amortization $	Net $
Land	70,531	-	70,531
Buildings	408,120	89,526	318,594
Equipment	162,697	95,886	66,811
Automotive	1,617,920	963,102	654,818
Computer equipment	15,163	6,742	8,421
Contractors mobile equipment	5,857,532	3,286,712	2,570,820
Portable camp equipment	59,000	29,146	29,854
	8,190,963	4,471,114	3,719,849

			September 30, 2005
	Cost $	Accumulated amortization $	Net $
Land	70,531	-	70,531
Buildings	383,762	81,690	302,072
Equipment	162,871	89,777	73,094
Automotive	1,424,032	801,542	622,490
Computer equipment	9,813	5,731	4,082
Contractors mobile equipment	5,812,202	2,862,410	2,949,792
Portable camp equipment	59,000	23,895	35,105
	7,922,211	3,865,045	4,057,166

			September 30, 2004
	Cost $	Accumulated amortization $	Net $
Land	70,531	-	70,531
Buildings	261,177	69,017	192,160
Equipment	132,923	78,185	54,738
Automotive	1,288,288	714,979	573,309
Computer equipment	8,295	4,307	3,988
Contractors mobile equipment	5,776,893	2,916,491	2,860,402
Portable camp equipment	59,000	8,850	50,150
	7,597,107	3,791,829	3,805,278

Included in property and equipment as at March 31, 2006 are assets under capital lease with a cost of $4,729,018 (unaudited) (September 30, 2005 – $4,729,018; 2004 – $3,712,506) and accumulated amortization of $2,148,043 (unaudited) (September 30, 2005 – $1,856,871; 2004 – $1,167,166).

4 Related party transactions

The Company is related to 1103710 Alberta Ltd. which is owned by a relative of one of the shareholders of the Company. During the six-month period ended March 31, 2006, the Company had property and equipment rental expense of $nil (unaudited) (years ended September 30, 2004 – $20,000; 2004 – $nil) to the related company. During the six month period ended March 31, 2006, the Company incurred $60,000 (unaudited) related to management fees (September 30, 2005 – $140,000) of which $60,000 (unaudited) was included in accrued liabilities as at March 31, 2006 (September 30, 2005 - $120,000).

These transactions are measured at the exchange amount.

5 Investment

	March 31,	September 30,	
	2006 $ (Unaudited)	2005 $	2004 $
United Farmers of Alberta Patronage account	3,230	3,230	2,998

6 Share capital

Authorized
- Unlimited Class A common shares
- Unlimited Class B, non-voting, common shares
- Unlimited Class D, redeemable, retractable, non-voting preferred shares

Issued

	March 31,	September 30,	
	2006 $ (Unaudited)	2005 $	2004 $
345 Class A shares	44	44	44

7 Obligations under capital lease

	March 31,	September 30,	
	2006 $ (Unaudited)	2005 $	2004 $
Capital lease obligation security is provided by specific leased equipment, repayable in monthly payments ranging from $966 - $15,669, including interest at rates ranging from 0% to 7.8% and matures on various dates to May, 2009.	2,051,433	2,717,879	2,451,076
Less: Obligations under capital lease due in one year	(1,006,741)	(1,205,201)	(1,037,618)
	1,044,692	1,512,678	1,413,458

Estimated principal repayments as at September 30, 2005 are as follows:

	$
2006	1,262,086
2007	887,577
2008	448,908
2009	247,592
	2,846,163
Less: Imputed interest	(128,284)
	2,717,879

8 Shareholder advances

Shareholder advances are unsecured, interest free and are repayable on demand.

9 Financial instruments

Fair values

The carrying value of cash, accounts receivable, note receivable, bank overdraft, accounts payable and accrued liabilities and accrued management bonus, approximate their fair values due to the relatively short period to maturity of the instruments and interest rates attached to the instruments. The fair values of shareholder advances and obligations under capital lease are not practicably determinable.

Credit risk

The Company is exposed to credit risk on the accounts receivable from its customers. In order to reduce its credit risk, the Company has adopted credit policies that include the analysis of the financial position of its customers and the regular review of their credit limits.

As at March 31, 2006, the Company had 90% of accounts receivable (unaudited) (September 30, 2005 – 71%; 2004 – 50%) from three customers.

Interest rate risk

The Company is exposed to interest rate risk in respect of the obligations under capital lease which bear fixed and fluctuating rates of interest.

10 Income taxes

The income tax provision recorded differs from the income tax obtained by applying the statutory income tax rates to the income for the period and is reconciled as follows:

	Three months ended December 31,		Six months ended March 31,		Years ended September 30,		
	2006 $ (Unaudited)	2005 $ (Unaudited)	2006 $ (Unaudited)	2005 $ (Unaudited)	2005 $	2004 $	2003 $
Earnings before income taxes	4,807	73,016	110,715	145,350	578,332	408,514	66,884
Combined statutory rate	16.12%	16.12%	16.12%	16.12%	16.12%	16.12%	17.37%
Calculated expected income taxes	775	11,770	17,847	23,430	93,227	65,852	11,618
Increase (decrease)							
Non-deductible expenses	-	-	-	-	657	4,354	2,307
Other	-	-	-	-	(682)	(476)	-
	775	11,770	17,847	23,430	93,202	69,730	13,925
Represented by							
Current income tax provision	775	11,770	17,847	23,430	48,456	58,083	13,737
Future income tax provision	-	-	-	-	44,846	11,647	188
	775	11,770	17,847	23,430	93,302	69,730	13,925

The component of future income tax liability is as follows:

	Six months ended March 31,	Years ended September 30,	
	2006 $	2005 $	2004 $
Carrying value of property and equipment in excess of tax value	67,514	67,514	22,668

11 Segmented information

In the opinion of management, the Company has only one business segment, which is the business of oilfield construction services in Canada.

12 Economic dependence

During the six months ended March 31, 2006, the Company had sales of 80% (unaudited) (years ended September 30, 2005 – 84% (each customer at 62%, 12% and 10%); 2004 – 89% (each customer at 41%, 35% and 13%); 2003 – 93% (each customer at 53%, 30% and 10%)) to three customers.

13 Subsequent event

Initial public offering

On August 28, 2006, Petrowest Energy Services Trust (the "Trust") filed a prospectus relating to the initial public offering of up to 14 million trust units for $10 per unit (the "Offering"). Costs of the Offering are estimated to be $2.0 million, and fees payable to the underwriters are estimated to be $8.4 million, resulting in net proceeds of $129.6 million.

The Trust, through a subsidiary, acquired 100% of the shares of the Company and all outstanding shareholders loans for $5,922,429 and 888,363 Trust units at a deemed price of $10 per unit. The cash payment will be adjusted post-closing for changes in working capital, long-term debt and shareholder loans to the date of closing.

Roy Larson Construction Ltd.

Financial Statements
February 28, 2006
May 31, 2005 and 2004



PricewaterhouseCoopers LLP
Chartered Accountants
111 5th Avenue SW, Suite 3100
Calgary, Alberta
Canada T2P 5L3
Telephone +1 (403) 509 7500
Facsimile +1 (403) 781 1825

May 5, 2006
(except for note 14, which is as at August 28, 2006)

Auditors' Report

To the Shareholders of
Roy Larson Construction Ltd.

We have audited the balance sheets of **Roy Larson Construction Ltd.** as at May 31, 2005 and 2004, and the statements of earnings and retained earnings and cash flows for each of the years in the three year period ended May 31, 2005. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with Canadian generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these financial statements present fairly, in all material respects, the financial position of the Company as at May 31, 2005 and 2004, and the results of its operations and its cash flows for each of the years in the three year period ended May 31, 2005 in accordance with Canadian generally accepted accounting principles.

PricewaterhouseCoopers LLP

Chartered Accountants

Calgary, Alberta

Roy Larson Construction Ltd.

Balance Sheets

	February 28, 2006 $ (Unaudited)	2005 $	May 31, 2004 $
Assets			
Current assets			
Cash and cash equivalents	856,422	1,739,098	323,736
Accounts receivable	4,327,197	1,960,123	1,512,837
Prepaid expenses	80,920	68,500	-
	5,264,539	3,767,721	1,836,573
Investments (note 3)	25,873	25,873	25,808
Property and equipment (note 4)	10,507,490	8,244,270	6,337,672
	15,797,902	12,037,864	8,200,053
Liabilities			
Current liabilities			
Accounts payable and accrued liabilities	756,828	706,481	482,166
Accrued management bonus	2,523,098	2,972,000	1,539,500
Income taxes payable	49,710	7,616	19,755
Callable debt (note 5)	1,854,151	1,482,685	1,108,822
Current portion of capital lease obligations (note 6)	2,313,622	1,992,729	1,562,181
	7,497,409	7,161,511	4,712,424
Shareholder advances (note 7)	3,052,964	1,467,480	1,072,906
Future income tax liability (note 11)	166,862	93,433	74,575
Capital lease obligations (note 6)	2,375,666	1,694,213	1,032,982
	13,092,901	10,416,637	6,892,887
Shareholders' Equity			
Share capital (note 8)	150	150	150
Retained earnings	2,704,851	1,621,077	1,307,016
	2,705,001	1,621,227	1,307,166
	15,797,902	12,037,864	8,200,053

Commitments (note 9)

Approved on behalf of Petrowest Energy Services Trust by Petrowest Energy Services General Partner Ltd., as Administrator

(signed) "*Kenneth N. Drysdale*"
Director

(signed) "*D. Hugh Gillard*"
Director

Roy Larson Construction Ltd.

Statements of Earnings and Retained Earnings

	Three months ended February 28,		Nine months ended February 28,		Years ended May 31,		
	2006 $ (Unaudited)	2005 $ (Unaudited)	2006 $ (Unaudited)	2005 $ (Unaudited)	2005 $	2004 $	2003 $
Revenue	5,865,092	5,593,755	17,011,548	14,766,618	18,442,453	13,280,703	12,268,062
Expenses							
Operating and administrative	3,836,553	3,840,105	11,403,051	9,301,983	12,758,236	9,700,797	9,900,758
Amortization	713,688	500,410	2,060,237	1,506,886	2,179,727	1,627,682	1,161,064
Interest – current	1,929	2,013	10,811	8,012	13,254	15,479	13,956
Interest on callable debt and capital lease obligation	78,366	55,705	203,220	189,364	238,803	169,869	148,625
Management bonus	1,061,994	1,162,021	2,523,098	3,200,963	2,972,000	1,539,500	1,019,400
	5,692,530	5,560,259	16,200,417	14,207,208	18,162,020	13,053,327	12,243,803
	172,562	33,496	811,131	559,410	280,433	227,376	24,259
Other income (expense)							
Dividend income	-	-	-	-	88	9,030	-
Gain (loss) on disposal of property and equipment	55,293	9,657	481,498	(25,853)	82,896	281,744	-
	55,293	9,657	481,498	(25,853)	82,984	290,774	-
Earnings before income taxes	227,855	43,153	1,292,629	533,557	363,417	518,150	24,259
Income tax expense (note 11)	36,891	7,153	208,855	86,922	49,356	93,360	6,835
Earnings for the period	190,964	36,000	1,083,774	446,635	314,061	424,790	17,424
Retained earnings – Beginning of period	2,513,887	1,717,651	1,621,077	1,307,016	1,307,016	882,226	864,802
Retained earnings – End of period	2,704,851	1,753,651	2,704,851	1,753,651	1,621,077	1,307,016	882,226

Roy Larson Construction Ltd.

Statements of Cash Flows

	Three months ended February 28,		Nine months ended February 28,		Years ended May 31,		
	2006 $ (Unaudited)	2005 $ (Unaudited)	2006 $ (Unaudited)	2005 $ (Unaudited)	2005 $	2004 $	2003 $
Cash provided by (used in)							
Operating activities							
Earnings for the period	190,964	36,000	1,083,774	446,635	314,061	424,790	17,424
Items not affecting cash							
Amortization	713,688	500,410	2,060,237	1,506,886	2,179,727	1,627,682	1,161,064
Loss (gain) on disposal of property and equipment	(55,293)	(9,657)	(481,498)	25,853	(82,896)	(281,744)	-
Future income tax expense	8,913	1,564	73,429	(4,188)	18,858	63,924	3,982
	858,272	528,317	2,735,942	1,975,186	2,429,750	1,834,652	1,182,470
Changes in working capital							
Accounts receivable	(28,123)	19,452	(2,367,074)	(2,189,539)	(447,286)	(763,031)	(83,996)
Prepaids	(66,045)	(10,885)	(12,420)	(10,885)	(68,500)	-	932
Accounts payable and accrued liabilities	144,317	(72,483)	50,347	62,345	224,315	(134,798)	134,463
Income taxes	13,977	(12,646)	42,094	6,320	(12,139)	(19,869)	(18,534)
Accrued management bonus	1,061,994	1,162,021	(448,902)	1,661,463	1,432,500	1,539,500	-
	1,126,120	1,085,459	(2,735,955)	(470,296)	1,128,890	621,802	32,865
	1,984,392	1,613,776	(13)	1,504,890	3,558,640	2,456,454	1,215,335
Investing activities							
Property and equipment purchases	(187,068)	(172,019)	(1,608,031)	(926,192)	(2,019,989)	(2,044,206)	(1,233,462)
Proceeds from property and equipment disposals	182,480	182,750	911,813	814,993	1,237,052	777,500	-
Investment purchases	-	-	-	-	(65)	(23,608)	-
	(4,588)	10,731	(696,218)	(111,199)	(783,002)	(1,290,314)	(1,233,462)
Financing activities							
Proceeds from callable debt	100,971	13,800	850,373	487,531	1,255,245	1,118,722	737,139
Callable debt and capital lease obligation repayments	(947,798)	(638,501)	(2,622,302)	(2,309,568)	(3,010,095)	(2,166,595)	(1,764,132)
Shareholder advances	(93,893)	(95,572)	1,585,484	639,560	394,574	(488,071)	878,998
	(940,720)	(720,273)	(186,445)	(1,182,477)	(1,360,276)	(1,535,944)	(147,995)
Increase (decrease) in cash	1,039,084	904,234	(882,676)	211,214	1,415,362	(369,804)	(166,122)
Cash and cash equivalents – Beginning of period	(182,662)	(369,284)	1,739,098	323,736	323,736	693,540	859,662
Cash and cash equivalents – End of period	856,422	534,950	856,422	534,950	1,739,098	323,736	693,540
Supplementary information							
Interest paid	80,295	57,723	214,031	197,376	252,057	185,348	162,581
Income taxes paid	-	-	50,978	59,067	92,546	49,305	21,061
Non-cash transactions							
Property and equipment purchased through capital lease	666,196	227,250	3,145,741	2,590,575	3,220,492	2,058,946	1,321,696

1 Nature of business

Roy Larson Construction Ltd. (the "Company") is a privately owned company, that operates a well site construction, site restoration and road building business whose predecessors were incorporated under the Alberta Business Corporations Act in 1986.

The Company's business is considered to have some seasonality, with peak levels generally in the first and fourth calendar year quarters.

2 Summary of significant accounting policies

The financial statements are stated in Canadian dollars and have been prepared in accordance with Canadian generally accepted accounting principles.

Cash and cash equivalents

Included in cash and cash equivalents are bank overdrafts.

Investments

The Company accounts for investments on a cost basis. Investments are written down to their net realizable value should a decline in value occur that is not considered temporary.

Property and equipment

Property and equipment are initially recorded at cost. Rates of amortization applied on a declining balance basis to write off the cost of property and equipment over their estimated useful lives are as follows:

Buildings	4%
Generating equipment	8%
Equipment	20%
Furniture and fixtures	20%
Contractors moveable equipment	30%
Automotive equipment	30% – 40%
Computer equipment	30%

Management assesses the carrying amount of property and equipment for impairment when facts and circumstances indicate a potential impairment. If it is determined that the estimated net recoverable amount is less than the net carrying amount, a writedown to the asset's fair value is recognized during the period.

Future income taxes

The Company uses the liability method of income tax allocation in accounting for income taxes. Under this method, future income tax assets and liabilities are determined based on temporary differences between the financial reporting and income tax bases of assets and liabilities, and are measured using the substantively enacted income tax rates and laws that will be effect when the temporary differences are expected to reverse.

Measurement uncertainty

The preparation of financial statements in conformity with Canadian generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amount of assets and liabilities, disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of the revenues and expenses during the period. Such estimates include providing amortization of property and equipment and recoverability of accounts receivable. Actual results could differ from these estimates.

Revenue recognition

The Company' services are generally sold based on purchase orders with a customer that includes fixed or determinable prices. Revenue is recognized when services are rendered and when collectibility is reasonably assured.

3 Investments

	February 28,		May 31,
	2006 $ (Unaudited)	2005 $	2004 $
Golf and Country Club – 1 share	2,200	2,200	2,200
UFA patronage equity	23,673	23,673	23,608
	25,873	25,873	25,808

4 Property and equipment

	February 28, 2006		
	Cost $	**Accumulated amortization $**	**Net $ (Unaudited)**
Land	673,900	-	673,900
Buildings	947,788	92,299	855,489
Generating equipment	78,875	6,719	72,156
Equipment	272,745	106,483	166,262
Furniture and fixtures	41,698	24,703	16,995
Contractors moveable equipment	13,249,635	5,651,773	7,597,862
Automotive equipment	1,857,967	742,522	1,115,445
Computer equipment	21,590	12,209	9,381
	17,144,198	6,636,708	10,507,490

	May 31, 2005		
	Cost $	**Accumulated amortization $**	**Net $**
Land	28,000	-	28,000
Buildings	641,301	70,616	570,685
Generating equipment	78,875	4,493	74,382
Equipment	225,483	96,532	128,951
Furniture and fixtures	38,920	21,958	16,962
Contractors moveable equipment	10,834,972	4,377,877	6,457,095
Automotive equipment	1,646,705	684,272	962,433
Computer equipment	16,057	10,295	5,762
	13,510,313	5,266,043	8,244,270

			May 31, 2004
	Cost $	Accumulated amortization $	Net $
Land	28,000	-	28,000
Buildings	516,106	49,406	466,700
Generating equipment	52,540	1,943	50,597
Equipment	226,460	86,121	140,339
Furniture and fixtures	38,920	17,717	21,203
Contractors moveable equipment	7,993,547	3,315,672	4,677,875
Automotive equipment	1,494,692	549,965	944,727
Computer equipment	16,057	7,826	8,231
	10,366,322	4,028,650	6,337,672

Included in property and equipment as at February 28, 2006 are assets under capital leases with a cost of $10,215,864 (unaudited) (May 31, 2005 – $7,007,982; 2004 – $4,123,686) and accumulated amortization of $3,427,298 (unaudited) (May 31, 2005 – $2,148,989; 2004 – $1,067,992).

5 Callable debt

	February 28,		May 31,
	2006 $ (Unaudited)	2005 $	2004 $
Term loans security is provided by related property and equipment, are repayable in monthly payments ranging from $1,730 to $8,550, including interest at rates ranging from 5.3% to 7.0%, maturing at various dates to December 2009 and payable on demand.	1,239,611	1,482,685	1,108,822
Term loans security is provided by related property and equipment, repayable in monthly payments ranging from $4,960 to $7,386, including interest at rates ranging from prime plus 1.0% to 1.5%, maturing at various dates to May 2012 and payable on demand.	614,540	-	-
	1,854,151	1,482,685	1,108,822

The net book value of the security provided by related property and equipment for the above term loans are $1,803,863 at May 31, 2005 (2004 – $957,321).

Estimated principal repayments as at May 31, 2005 are as follows:

	$
2006	585,255
2007	512,732
2008	276,283
2009	108,415
	1,482,685

At May 31, 2005, the Company was in breach of a debt covenant related to the current ratio for the above term loans. The Company obtained a waiver from its lendors until May 31, 2006.

The Company has a line of credit which has an available credit facility of $500,000 that has not been drawn upon at May 31, 2005. The line of credit security is provided by a general security agreement.

6 Capital lease obligations

	February 28,		May 31,
	2006 $ (Unaudited)	2005 $	2004 $
Capital lease obligations security is provided by related property and equipment, are repayable in monthly payments of $114,366, including interest at rates ranging from 0.00% to 6.59%, maturing on various dates ranging from May 2005 to September 2009.	4,689,288	3,686,942	2,595,163
Less: Current portion	(2,313,622)	(1,992,729)	(1,562,181)
	2,375,666	1,694,213	1,032,982

Repayments on capital leases as at May 31, 2005 are estimated as follows:

	$
2006	2,203,374
2007	1,474,221
2008	354,856
	4,032,451
Less: Imputed interest	(345,509)
	3,686,942

Contractors moveable equipment has been pledged as security for the capital lease obligations.

7 Shareholder advances

The shareholder advances are unsecured and interest free.

8 Share capital

Authorized

Unlimited number of Class A voting common shares
Unlimited number of Class B voting common shares
Unlimited number of Class C non-voting redeemable, retractable preferred shares
Unlimited number of Class D non-voting redeemable, retractable preferred shares
2,000 Class E voting special shares
Unlimited number of Class F common shares

Issued

	February 28,		May 31,
	2006 $ (Unaudited)	2005 $	2004 $
150 Class A shares	150	150	150

9 Commitments

The future minimum operating lease payments for equipment as at May 31, 2005 are as follows:

	$
2006	752,048
2007	254,162
2008	127,313
	1,133,523

Subsequent to May 31, 2005, the Company has entered into four new operating leases. The future minimum operating lease payments for these leases total $935,057 are repayable as follows:

	$
2006	261,339
2007	230,358
2008	196,537
2009	155,856
2010	90,967
	935,057

Subsequent to February 28, 2006, the Company restructured two lease agreements. As a result, these leases changed from being accounted for as capital leases to operating leases. As at February 28, 2006, the assets had a net book value of $744,871, with related loans outstanding of $671,421.

10 Financial instruments

Fair value

The carrying value of cash and cash equivalent, accounts receivable, accounts payable and accrued liabilities and accrued management bonus approximate their fair value due to the relatively short term to maturity of the instruments. The fair value of shareholder advances and capital lease obligations are not practicably determinable. The fair value of long-term debt approximates carrying values as the interest rates approximates the market rates.

Credit risk

The Company is exposed to credit risk on the accounts receivable from its customers. In order to reduce its credit risk, the Company has adopted credit policies that include an analysis of the financial position of its customers and a regular review of their credit limits.

As at February 28, 2006, 65% (unaudited) (May 31, 2005 – 73%; May 31, 2004 – 83%) of the accounts receivable of the Company were from three customers.

Interest rate risk

The Company is exposed to interest rate price risk in respect of the long-term debt which bears fixed and floating rates of interest.

11 Income taxes

Reconciliation of effective tax rate to the Canadian federal tax rate

The income tax provision recorded differs from the income tax obtained by applying the statutory income tax rates to earnings for the year and is reconciled as follows:

	Three months ended February 28,		Nine months ended February 28,		Years ended May 31,		
	2006 $ (Unaudited)	2005 $ (Unaudited)	2006 $ (Unaudited)	2005 $ (Unaudited)	2005 $	2004 $	2003 $
Earnings before income taxes	227,855	43,153	1,292,629	533,557	363,417	518,150	24,259
Combined federal and provincial statutory tax rate	16.12%	16.20%	16.12%	16.20%	16.12%	18.12%	20.71%
Calculated expected income taxes	36,730	6,991	208,372	86,436	58,583	93,889	5,024
Increase (decrease) resulting from the tax effect of:							
Non-deductible expenses	161	162	483	486	890	770	1,811
Rate change and other	-	-	-	-	(10,117)	(1,299)	-
	36,891	7,153	208,855	86,922	49,356	93,360	6,835
Represented by							
Current tax provision	27,978	5,589	135,426	91,110	30,498	29,436	2,853
Future tax provision (recovery)	8,913	1,564	73,429	(4,188)	18,858	63,924	3,982
	36,891	7,153	208,855	86,922	49,356	93,360	6,835

The components of future income tax balances are as follows:

	February 28,		May 31,
	2006 $ (Unaudited)	2005 $	2004 $
Property and equipment carrying value in excess of tax values	166,862	93,433	74,575

12 Segmented information

In the opinion of management, the Company has only one business segment, which is the business of oil field and road construction.

13 Economic dependence

During the nine-month period ended February 28, 2006, 75% (unaudited) (February 28, 2005 –79% (unaudited)) and the year ended May 31, 2005 – 80% (each customer at 34%, 24% and 22%; May 31, 2004 – 73% (each customer at 30%, 23% and 20%); May 31, 2003 – 84% (each customer at 64%, 10% and 10%)) of the Company's sales were to three customers.

14 Subsequent events

Initial public offering

On August 28, 2006, Petrowest Energy Services Trust (the "Trust") filed a prospectus relating to the initial public offering of up to 14 million trust units for $10 per unit (the "Offering"). Costs of the Offering are estimated to be $2.0 million and fees payable to the underwriters are estimated to be $8.4 million, resulting in net proceeds of $129.6 million.

The Trust, through a subsidiary, acquired 100% of the shares of the Company and all outstanding shareholder loans for $11,909,810 and 1,190,981 Trust units at a deemed price of $10 per unit. The cash payment will be adjusted post-closing for changes in working capital, long-term debt and shareholder loans to the date of closing.

310423 Alberta Ltd.

(Operating as Wales Contractors Ltd.)
Consolidated Financial Statements
May 31, 2006
August 31, 2005 and 2004



PricewaterhouseCoopers LLP
Chartered Accountants
111 5th Avenue SW, Suite 3100
Calgary, Alberta
Canada T2P 5L3
Telephone +1 (403) 509 7500
Facsimile +1 (403) 781 1825

May 5, 2006
(except for note 15, which is as at August 28, 2006)

Auditors' Report

To the Shareholders of
310423 Alberta Ltd.

We have audited the consolidated balance sheets of **310423 Alberta Ltd.** (operating as Wales Contractors Ltd.) as at August 31, 2005 and 2004 and the consolidated statements of earnings and retained earnings and cash flows for each of the years in the three-year period ended August 31, 2005. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with Canadian generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Company as at August 31, 2005 and 2004 and the results of its operations and its cash flows for each of the years in the three-year period ended August 31, 2005 in accordance with Canadian generally accepted accounting principles.

PricewaterhouseCoopers LLP

Chartered Accountants

Calgary, Alberta

310423 Alberta Ltd.

(Operating as Wales Contractors Ltd.)
Consolidated Balance Sheets

	May 31,		August 31,
	2006 $ (Unaudited)	2005 $	2004 $
Assets			
Current assets			
Cash and cash equivalents	621,637	428,005	114,812
Accounts receivable	3,587,356	4,262,591	3,021,780
Prepaid expenses and deposits	142,610	60,128	50,252
Income taxes recoverable	100,001	54,639	-
Marketable security (note 3)	-	-	306,065
	4,451,604	4,805,363	3,492,909
Property and equipment (note 4)	8,300,273	8,617,807	7,929,274
Investments (note 5)	37,938	37,938	76,407
Due from related company (note 6)	1,055,982	1,059,739	844,728
	13,845,797	14,520,847	12,343,318
Liabilities			
Current liabilities			
Accounts payable and accrued liabilities	478,655	283,369	777,591
Income taxes payable	-	15,502	22,100
Accrued management bonus	2,550,000	3,900,000	1,720,000
Shareholder advances (note 6)	780,044	29,887	62,734
Current portion of obligations under capital lease (note 7)	1,944,500	1,822,270	1,651,825
	5,753,199	6,051,028	4,234,250
Future income taxes (note 12)	572,786	498,724	487,216
Obligations under capital lease (note 7)	1,324,015	2,095,790	2,025,940
	7,650,000	8,645,542	6,747,406
Shareholders' Equity			
Share capital (note 8)	338	338	338
Retained earnings	6,195,459	5,874,967	5,595,574
	6,195,797	5,875,305	5,595,912
	13,845,797	14,520,847	12,343,318

Commitments (note 10)

Approved on behalf of Petrowest Energy Services Trust by Petrowest Energy Services General Partner Ltd., as Administrator

(signed) "*Kenneth N. Drysdale*"
Director

(signed) "*D. Hugh Gillard*"
Director

310423 Alberta Ltd.

(Operating as Wales Contractors Ltd.)
Consolidated Statements of Earnings and Retained Earnings

	Three months ended May 31,		Nine months ended May 31,		Years ended August 31,		
	2006 $ (Unaudited)	2005 $ (Unaudited)	2006 $ (Unaudited)	2005 $ (Unaudited)	2005 $	2004 $	2003 $
Revenue	3,505,880	3,125,103	14,273,861	13,828,755	19,088,080	11,021,096	8,718,423
Expenses							
Operating and administrative	2,825,117	2,257,665	10,146,081	9,360,939	13,078,811	7,239,206	5,786,626
Amortization	249,267	49,455	1,395,739	1,283,092	2,111,259	1,729,235	1,393,353
Interest – current	1,435	8,039	2,657	17,628	18,722	13,650	14,075
Interest on obligations under capital lease	35,047	47,477	81,750	111,007	134,537	106,228	167,000
Management bonus	560,356	-	2,550,000	2,303,084	3,900,000	1,720,000	1,160,000
	3,671,222	2,362,636	14,176,227	13,075,750	19,243,329	10,808,319	8,521,054
	(165,342)	762,467	97,634	753,005	(155,249)	212,777	197,369
Other income (expenses)							
Interest and other income	1,598	1,965	3,540	9,997	13,100	26,883	10,642
Gain on disposal of property and equipment	335,801	85,132	335,801	459,441	432,304	151,129	60,402
Gain on sale of investment	-	26,402	-	16,402	13,641	2,393	584
Earnings before income taxes	172,057	875,966	436,975	1,238,845	303,796	393,182	268,997
Income tax (recovery) expense (note 12)	27,735	141,907	71,891	202,151	24,403	45,400	49,206
Net earnings for the period	144,322	734,059	365,084	1,036,694	279,393	347,782	219,791
Retained earnings – Beginning of period	6,051,137	5,898,209	5,874,967	5,595,574	5,595,574	5,305,792	5,086,001
Dividends	-	-	(44,592)	-	-	(58,000)	-
Retained earnings – End of period	6,195,459	6,632,268	6,195,459	6,632,268	5,874,967	5,595,574	5,305,792

310423 Alberta Ltd.

(Operating as Wales Contractors Ltd.)
Consolidated Statements of Cash Flows

	Three months ended May 31		Nine months ended May 31,		Years ended August 31,		
	2006 $ (Unaudited)	2005 $ (Unaudited)	2006 $ (Unaudited)	2005 $ (Unaudited)	2005 $	2004 $	2003 $
Cash provided by (used in)							
Operating activities							
Net earnings for the period	144,322	734,059	365,084	1,036,694	279,393	347,782	219,791
Items not affecting cash							
Amortization	249,267	49,455	1,395,739	1,283,092	2,111,259	1,729,235	1,393,353
Gain on disposal of property and equipment	(335,801)	(85,132)	(335,801)	(459,441)	(432,304)	(151,129)	(60,402)
Gain on sale of investment	-	(26,402)	-	(16,402)	(13,641)	(2,393)	(584)
Future income tax expense (recovery)	(3,258)	13,791	74,062	54,400	11,508	(50,008)	14,260
	54,530	685,771	1,499,084	1,898,343	1,956,215	1,873,487	1,566,418
Changes in non-cash working capital							
Accounts receivable	731,068	1,886,733	675,235	947,341	(1,240,811)	(791,598)	(243,627)
Inventory	51,972	-	-	-	-	-	-
Income taxes	(14,775)	106,655	(60,864)	71,829	(61,237)	14,783	(37,655)
Prepaid expenses and deposits	18,261	(54,970)	(82,482)	(54,970)	(9,876)	(6,497)	6,434
Accounts payable and accrued liabilities	(190,776)	7,467	195,286	(278,277)	(494,222)	431,268	(474,556)
Accrued management bonus	560,356	(888,399)	(1,350,000)	583,084	2,180,000	560,000	780,000
	1,210,636	1,743,257	876,259	3,167,350	2,330,069	2,081,443	1,597,014
Financing activities							
Repayments of obligations under capital lease	(354,504)	(778,496)	(1,397,318)	(1,834,728)	(3,246,220)	(2,058,593)	(1,968,654)
Repayment from related company	-	(641)	3,757	(24,675)	(215,011)	(68,361)	(27,604)
Dividends paid	-	-	(44,592)	-	-	(58,000)	-
Advances from (repayments to) shareholders	(1,358,637)	(46,374)	750,157	(46,374)	(32,847)	59,212	-
Bank indebtedness	-	-	-	-	-	(177,202)	35,925
	(1,713,141)	(825,511)	(687,996)	(1,905,777)	(3,494,078)	(2,302,944)	(1,960,333)
Investing activities							
Purchase of property and equipment	-	(700,064)	(64,631)	(959,989)	(2,568,642)	(1,199,700)	(814,135)
Proceeds on disposal of property and equipment	70,000	869,480	70,000	1,217,299	3,687,669	1,649,962	1,091,400
Purchase of investments	-	-	-	-	-	(8,070)	(4,390)
Proceeds from sale of investments	-	59,900	-	60,000	52,110	-	-
Proceeds from maturity of marketable securities	-	306,065	-	306,065	306,065	-	90,444
Purchase of marketable securities	-	-	-	-	-	(105,879)	-
	70,000	535,381	5,369	623,375	1,477,202	336,313	363,319
(Decrease) increase in cash	(432,505)	1,453,127	193,632	1,884,948	313,193	114,812	-
Cash and cash equivalents – Beginning of period	1,054,142	546,633	428,005	114,812	114,812	-	-
Cash and cash equivalents – End of period	621,637	1,999,760	621,637	1,999,760	428,005	114,812	-
Supplementary cash flow information							
Interest paid	36,244	54,213	84,169	127,332	153,259	119,878	180,978
Income taxes	15,542	18,293	55,002	49,772	86,573	79,278	71,981
Non-cash transactions							
Property and equipment purchases through capital lease	-	1,995,154	747,773	2,709,979	3,486,515	3,267,556	1,219,214

1 Nature of business

310423 Alberta Ltd. (the "Company") was incorporated under the Business Corporations Act of the Province of Alberta on January 16, 1984. The Company provides wellsite construction, road building and well site reclamation to oil and gas companies.

The Company's business is considered to have some seasonality, with peak levels generally in the first and fourth calendar year quarters.

2 Summary of significant accounting policies

The consolidated financial statements of 310423 Alberta Ltd. and its wholly owned subsidiary Wales Contracting Ltd., are stated in Canadian dollars and have been prepared in accordance with Canadian generally accepted accounting principles.

Cash and cash equivalents

Included in cash and cash equivalents are bank overdrafts.

Inventory

Inventory is valued at the lower of cost and net realizable value, with cost being determined on a first-in, first-out basis.

Principles of consolidation

The consolidated financial statements include the accounts of the Company and its wholly owned subsidiary, Wales Contractors Ltd. Intercompany balances and transactions have been eliminated on consolidation.

Property and equipment

Property and equipment are initially recorded at cost. Amortization is provided at cost less estimated salvage value using the following methods and rates:

Contractors' equipment	5 years straight-line
Contractors' equipment under capital lease	5 years straight-line
Automobiles and automotive equipment	20% – 30% declining balance
Automobiles and automotive equipment under capital lease	20% – 30% declining balance
Equipment	10% – 30% declining balance

Management assesses the carrying amount of property and equipment for impairment when facts and circumstances indicate potential impairment. If it is determined that the estimated net recoverable amount is less than the net carrying amount, a writedown to the asset's fair value is recognized during the period. No impairment loss has been recorded to date.

Investments

Investments are recorded at cost. Investments are written down to their fair value if their fair value is less than their carrying value.

Marketable securities

Marketable securities are recorded at amortized cost. Marketable securities are written down to their net realizable value should a decline in value occur that is not considered temporary.

Future income taxes

The Company uses the liability method of income tax allocation in accounting for income taxes. Under this method, future income tax assets and liabilities are determined based on temporary differences between the financial reporting and income tax bases of assets and liabilities, and measured using the substantively enacted tax rates and laws that will be in effect when the temporary differences are expected to reverse.

Measurement uncertainty

The preparation of financial statements in conformity with Canadian generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the period. Such estimates include providing amortization of property and equipment and recoverability of accounts receivable. Actual results could differ from these estimates.

Revenue recognition

The Company's services are generally based upon purchase orders with the customer that include fixed or determinable prices. Revenue is recognized when services are rendered and when collectability is reasonably assured.

3 Marketable security

	May 31,	August 31,	
	2006 $ (Unaudited)	2005 $	2004 $
Government of Canada Treasury Bill – 1.962% maturing September 2004	-	-	306,065

The market value of the investment at August 31, 2004 was $306,515.

4 Property and equipment

			May 31, 2006
	Cost $	Accumulated amortization $	Net $ (Unaudited)
Contractors' equipment	4,194,416	1,247,693	2,946,723
Contractors' equipment under capital lease	6,683,704	1,951,470	4,732,234
Automobiles and automotive equipment	793,149	457,984	335,165
Equipment	586,241	300,090	286,151
	12,257,510	3,957,237	8,300,273

			August 31, 2005
	Cost $	Accumulated amortization $	Net $
Contractors' equipment	3,944,598	1,183,950	2,760,648
Contractors' equipment under capital lease	6,543,585	1,473,358	5,070,227
Automobiles and automotive equipment	573,874	289,698	284,176
Automobiles and automotive equipment under capital lease	219,275	70,980	148,295
Equipment	578,925	224,464	354,461
	11,860,257	3,242,450	8,617,807

			August 31, 2004
	Cost $	Accumulated amortization $	Net $
Contractors' equipment	2,832,455	1,270,960	1,561,495
Contractors' equipment under capital lease	7,063,586	1,672,948	5,390,638
Automobiles and automotive equipment	630,681	349,713	280,968
Automobiles and automotive equipment under capital lease	182,221	27,333	154,888
Equipment	711,264	169,979	541,285
	11,420,207	3,490,933	7,929,274

5 Investments

	May 31,	August 31,	
	2006 $ (Unaudited)	2005 $	2004 $
United Farms of Alberta – patronage account	37,938	37,938	32,809
Other investments	-	-	43,598
	37,938	37,938	76,407

6 Due to (from) related parties

During the year, loans were advanced to/from related parties. The companies are related by virtue of common ownership. The Company also has amounts owing to shareholders. The amounts bear no interest and have no fixed terms of repayment.

	May 31,	August 31,	
	2006 $ (Unaudited)	2005 $	2004 $
Due from related company	1,055,982	1,059,739	844,728
Shareholder advances	(780,044)	(29,887)	(62,734)

7 Obligations under capital lease

	May 31,	August 31,	
	2006 $ (Unaudited)	2005 $	2004 $
Obligations under capital lease bearing interest at various fixed rates, ranging from 0% to 5.65%, payable in various blended monthly instalments totalling $183,540 per month, maturing on various dates to 2008.	3,268,515	3,918,060	3,677,765
Less: Current portion	(1,944,500)	(1,822,270)	(1,651,825)
	1,324,015	2,095,790	2,025,940

Principal repayments on obligation under capital lease as at August 31, 2005 in each of the next three years are estimated as follows:

	$
2006	1,849,689
2007	1,767,416
2008	370,681
	3,987,786
Less: Imputed interest	(69,726)
	3,918,060

Contractors equipment has been pledged as security for the capital lease obligations.

8 Share capital

Authorized
20,000 Class A, voting, common shares
Unlimited number of Class B, non-voting, common shares

Issued

	May 31,		August 31,
	2006 **$** (Unaudited)	**2005** **$**	**2004** **$**
200 Class A common shares	200	200	200
460 Class B common shares	138	138	138
	338	338	338

9 Related party transactions

The Company paid $100,000 (unaudited) during the nine-month periods ended May 31, 2006 (2005 – $90,000) (unaudited) (years ended August 31, 2005 – $114,000; 2004 – $72,000; 2003 – $72,000) to a company related by virtue of common ownership, for equipment rental expenses and $29,515 (unaudited) during the nine-months ended May 31, 2006 (2005 – $51,655)(unaudited) (year ended August 31, 2005 – $82,666; 2004 – $nil; 2003 – $nil) for freight expense. The Company also sold assets with the net book value of $nil (unaudited) during the nine-month ended May 31, 2006 and 2005 (years ended August 31, 2005 – $140,712; 2004 – $1,606; 2003 – $nil) to a related party. All related party transactions have been recorded at the exchange amount.

10 Line of credit

The Company has a line of credit that has an available credit facility of $900,000 that has not been drawn on as at August 31, 2005. The line of credit security is provided by a general assignment of accounts receivable and guarantees amounting to $900,000 by the Company, a related company and the shareholders.

11 Financial instruments

Fair value

The carrying value of cash and cash equivalents, accounts receivable, bank indebtedness, accounts payable and accrued liabilities and accrued management bonus approximate their fair value due to the relatively short period to maturity of the instruments and interest rates attached to the instruments. The fair value of amounts due from related company, shareholder advances and obligations under capital leases are not practicably determinable.

Credit risk

The Company is exposed to credit risk on the accounts receivable from its customers. In order to reduce its credit risk, the Company has adopted credit policies that include the analysis of the financial position of its customers and the regular review of their credit limits.

As at May 31, 2006, 87% (unaudited) (August 31, 2005 – 89%; 2004 – 83%) of the accounts receivable of the Company was from three customers.

Interest rate risk

The Company is exposed to interest rate risk which bears fixed rates of interest, primarily through its capital lease obligations.

12 Income taxes

The income tax provision recorded differs from the income taxes obtained by applying the statutory income tax rate below:

	Three months ended May 31,		Nine months ended May 31,		Years ended August 31,		
	2006 $ (Unaudited)	2005 $ (Unaudited)	2006 $ (Unaudited)	2005 $ (Unaudited)	2005 $	2004 $	2003 $
Earnings before income taxes	172,057	875,966	436,975	1,238,845	303,796	393,182	268,997
Combined statutory rates	16.12%	16.20%	16.12%	16.20%	16.12%	16.70%	17.41%
Calculated expected income taxes	27,735	141,907	70,440	200,693	48,972	65,661	46,832
Increase (decrease):							
Non-deductible expenses	-	-	1,451	1,458	1,512	1,849	2,501
Rate change	-	-	-	-	(24,981)	(21,910)	-
Non-taxable portion of capital gains	-	-	-	-	(1,100)	(200)	(127)
	27,735	141,907	71,891	202,151	24,403	45,400	49,206
Represented by							
Current income tax provision (recovery)	30,993	128,116	(2,171)	147,751	12,895	95,408	34,946
Future income tax provision (recovery)	(3,258)	13,791	74,062	54,400	11,508	(50,008)	14,260
	27,735	141,907	71,891	202,151	24,403	45,400	49,206

The component of future income tax liability are as follows:

	May 31,	August 31,	
	2006 $ (Unaudited)	2005 $	2004 $
Carrying value of property and equipment in excess of income tax value	572,786	498,724	487,216

13 Segmented information

In the opinion of management, the Company has only one business segment, which is the business of road and oilfield construction in Canada.

14 Economic dependence

During the periods ended May 31, 2006, 76% (unaudited) (May 31, 2005 – 89%) (unaudited) (year ended August 31, 2005 – 90% (each customer at 42%, 34% and 14%)); August 31, 2004 – 84% (each customer at 54%, 20% and 10%); 2003 – 74% (each customer at 39%, 19% and 16%)); of the Company's sales were to three customers.

15 Subsequent events

Initial public offering

On August 28, 2006, Petrowest Energy Services Trust (the "Trust") filed a prospectus relating to the initial public offering of up to 14 million trust units for $10 per unit (the "Offering"). Costs of the Offering are estimated to be $2.0 million and fees payable to the underwriters are estimated to be $8.4 million, resulting in net proceeds of $129.6 million.

The Trust, through a subsidiary, acquired 100% of the shares of the Company and all outstanding shareholder loans for $13,918,380 and 1,391,838 Trust units at a deemed price of $10 per unit. The cash payment will be adjusted post-closing for changes in working capital, long-term debt and shareholder loans to the date of closing.

D&D Well Services

Combined Financial Statements
March 31, 2006
December 31, 2005 and 2004



PricewaterhouseCoopers LLP
Chartered Accountants
111 5th Avenue SW, Suite 3100
Calgary, Alberta
Canada T2P 5L3
Telephone +1 (403) 509 7500
Facsimile +1 (403) 781 1825

May 5, 2006
(except for note 15, which is as at August 28, 2006)

Auditors' Report

To the Shareholders of
404434 Alberta Corporation,
756171 Alberta Corporation and 756169 Alberta Corporation

We have audited the combined balance sheets of **D&D Well Services** as at December 31, 2005 and 2004 and the combined statements of earnings and retained earnings and cash flows for each of the years in the three-year period ended December 31, 2005. These combined financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these combined financial statements based on our audits.

We conducted our audits in accordance with Canadian generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these combined financial statements present fairly, in all material respects, the financial position of the Company as at December 31, 2005 and 2004 and the results of its operations and its cash flows for each of the years in the three-year period ended December 31, 2005 in accordance with Canadian generally accepted accounting principles.

PricewaterhouseCoopers LLP

Chartered Accountants

Calgary, Alberta

D&D Well Services

Combined Balance Sheets

	March 31,	December 31,	
	2006	2005	2004
	$	$	$
	(Unaudited)		
Assets			
Current assets			
Cash and cash equivalents	3,181,550	1,744,810	-
Accounts receivable	14,315,606	8,112,839	5,475,080
Inventory	462,059	462,059	-
Prepaid expenses and deposits	86,446	81,446	183,005
	18,045,661	10,401,154	5,658,085
Property and equipment (note 3)	6,007,556	6,465,423	5,116,936
	24,053,217	16,866,577	10,775,021
Liabilities			
Current liabilities			
Bank overdraft	-	-	67,625
Accounts payable and accrued liabilities	8,336,850	3,501,965	3,106,261
Income taxes payable	378,058	243,916	90,490
Shareholder advances (note 5)	-	-	18,154
Accrued management bonus	9,155,990	7,425,000	3,789,000
Callable debt (note 6)	1,595,539	1,737,019	1,862,994
Current portion of capital lease obligations (note 7)	362,463	391,386	189,614
	19,828,900	13,299,286	9,124,138
Capital lease obligations (note 7)	556,364	651,053	13,365
Future income taxes (note 11)	173,445	173,276	103,789
	20,558,709	14,123,615	9,241,292
Shareholders' Equity			
Share capital (note 8)	500	500	100
Retained earnings	3,494,008	2,742,462	1,533,629
	3,494,508	2,742,962	1,533,729
	24,053,217	16,866,577	10,775,021

Commitments (note 12)

Approved on behalf of Petrowest Energy Services Trust by Petrowest Energy Services General Partner Ltd., as Administrator

(signed) "*Kenneth N. Drysdale*"
Director

(signed) "*D. Hugh Gillard*"
Director

D&D Well Services

Combined Statements of Earnings and Retained Earnings

	Three months ended March 31,		Years ended December 31,		
	2006 $ (Unaudited)	2005 $ (Unaudited)	2005 $	2004 $	2003 $
Sales	16,258,758	9,809,891	30,601,395	20,913,219	14,561,891
Expenses					
Operating and administrative	11,117,464	6,274,277	19,582,428	15,175,087	11,066,657
Amortization	468,639	446,512	1,963,597	1,330,251	805,974
Interest – current	9,257	5,366	31,561	40,151	28,815
Interest on callable and long-term debt	47,399	40,703	174,212	98,351	85,692
Management bonus	3,730,990	2,117,080	7,425,000	3,789,000	2,235,000
	15,373,749	8,883,938	29,176,798	20,432,840	14,222,138
	885,009	925,953	1,424,597	480,379	339,753
Other income (expenses)					
Interest income	12,656	-	-	-	4,478
Gain (loss) on disposal of property and equipment	472	-	109,689	249,344	(558)
	13,128	-	109,689	249,344	3,920
Earnings before income taxes	898,137	925,953	1,534,286	729,723	343,673
Income tax expense (note 11)	146,591	153,704	325,453	109,325	59,663
Net earnings for the period	751,546	772,249	1,208,833	620,398	284,010
Retained earnings – Beginning of period	2,742,462	1,533,629	1,533,629	1,075,231	791,221
Dividends	-	-	-	(162,000)	-
Retained earnings – End of period	3,494,008	2,305,878	2,742,462	1,533,629	1,075,231

D&D Well Services

Combined Statements of Cash Flows

	Three months ended March 31,		Years ended December 31,		
	2006 $ (Unaudited)	2005 $ (Unaudited)	2005 $	2004 $	2003 $
Cash provided by (used in)					
Operating activities					
Net earnings for the period	751,546	772,249	1,208,833	620,398	284,010
Items not affecting cash					
Amortization	468,639	446,512	1,963,597	1,330,251	805,974
Loss (gain) on disposal of property and equipment	(472)	-	(109,689)	(249,344)	558
Future income taxes	169	93	69,487	43,665	28,295
	1,219,882	1,218,854	3,132,228	1,744,970	1,118,837
Changes in non-cash working capital					
Accounts receivable	(6,202,766)	(2,101,902)	(2,637,759)	(1,951,918)	(1,502,692)
Income taxes receivable	-	-	-	-	36,000
Inventory	-	-	(462,059)	-	-
Prepaid expenses and deposits	(5,000)	(108,000)	101,559	(137,498)	(11,431)
Accounts payable and accrued liabilities	4,834,884	632,467	395,704	1,269,582	779,357
Accrued management bonus	1,730,990	2,117,080	3,636,000	1,554,000	2,235,000
Income taxes payable	134,142	153,611	153,426	26,982	(4,632)
	1,712,132	1,912,110	4,319,099	2,506,118	2,650,439
Financing activities					
Issuance of share capital	-	400	400	-	-
Dividends paid	-	-	-	(162,000)	-
Increase (decrease) in shareholder advances	-	192,934	(18,154)	(12,607)	(594,640)
Proceeds from callable debt financing	-	229,858	409,283	980,082	763,800
Repayment of callable debt	(141,480)	(129,128)	(535,258)	(309,998)	(148,763)
Repayment of capital lease obligations	(123,612)	(76,562)	(437,230)	(181,254)	(205,865)
	(265,092)	217,502	(580,959)	314,223	(185,468)
Investing activities					
Proceeds on disposal of property and equipment	500	-	187,101	441,566	25,680
Purchase of property and equipment	(10,800)	(559,912)	(2,112,806)	(3,631,162)	(1,779,372)
	(10,300)	(559,912)	(1,925,705)	(3,189,596)	(1,753,692)
Increase (decrease) in cash	1,436,740	1,569,700	1,812,435	(369,255)	711,279
Cash and cash equivalents (bank overdraft) – Beginning of period	1,744,810	(67,625)	(67,625)	301,630	(409,649)
Cash and cash equivalents (bank overdraft) – End of period	3,181,550	1,502,075	1,744,810	(67,625)	301,630
Supplementary information					
Interest paid	47,399	41,424	174,933	99,043	86,318
Income taxes paid	-	-	83,167	33,678	-
Non-cash transactions					
Property and equipment purchased through capital lease	-	459,131	1,267,696	-	45,936

1 Nature of business

404434 Alberta Corporation, 756171 Alberta Corporation and 756169 Alberta Corporation (collectively, the "Company" and "D & D Well Services") are privately-owned companies; they operate rig moving and transportation services and are incorporated under the laws of the Province of Alberta. These financial statements are prepared on a combined basis, commencing in 2005 when 756171 Alberta Corporation and 756169 Alberta Corporation were incorporated, as they are under common control and managed by a common owner. The combined balances are presented after elimination of inter-company transactions and balances.

The Company's business is considered to have some seasonality, with peak levels generally in the first and fourth calendar year quarters.

2 Summary of significant accounting policies

These combined financial statements are stated in Canadian dollars and have been prepared in accordance with Canadian generally accepted accounting principles.

Cash and cash equivalents

Included in cash and cash equivalents are bank overdrafts.

Inventory

Inventory is valued at cost and net realizable value, with cost being determined on a first-in, first-out basis.

Property and equipment

Property and equipment are recorded at cost less accumulated amortization. Amortization is provided using the declining balance method at the following rates, intended to amortize the cost of assets over their estimated useful lives:

Buildings	10%
Equipment	20%
Office equipment	20%
Motor vehicles	30%
Contracting equipment	30%
Computer equipment	45%

Management assesses the carrying amount of property and equipment for impairment when facts and circumstances indicate a potential impairment. If it is determined that the estimated net recoverable amount is less than the net carrying amount, a writedown to the asset's fair value is recognized during the period.

Revenue recognition

The Company's services are generally based upon purchase orders that include fixed prices. Revenue is recognized when services are rendered and when collectibility is reasonably assured.

Future income taxes

The Company uses the liability method of income tax allocation in accounting for income taxes. Under this method, future income tax assets and liabilities are determined based on temporary differences between the financial reporting and income tax bases of assets and liabilities, and measured using the substantively enacted tax rates and laws that will be in effect when the temporary differences are expected to reverse.

Measurement uncertainty

The preparation of financial statements in conformity with Canadian generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the period. Such estimates include providing amortization of property and equipment and recoverability of accounts receivable. Actual results could differ from these estimates.

3 Property and equipment

			March 31, 2006
	Cost $	Accumulated amortization $	Net $ (Unaudited)
Land	50,000	-	50,000
Buildings	377,299	229,373	147,926
Equipment	1,400,734	306,571	1,094,163
Office equipment	119,716	17,360	102,356
Motor vehicles	319,471	110,305	209,166
Contracting equipment	10,491,096	6,098,256	4,392,840
Computer equipment	16,146	5,041	11,105
	12,774,462	6,766,906	6,007,556

	December 31, 2005		
	Cost **$**	**Accumulated amortization** **$**	**Net** **$**
Land	50,000	-	50,000
Buildings	377,299	225,580	151,719
Equipment	1,387,029	221,061	1,165,968
Office equipment	119,716	11,972	107,744
Motor vehicles	321,470	95,477	225,993
Contracting equipment	10,494,001	5,742,515	4,751,486
Computer equipment	16,146	3,633	12,513
	12,765,661	6,300,238	6,465,423

	December 31, 2004		
	Cost **$**	**Accumulated amortization** **$**	**Net** **$**
Land	50,000	-	50,000
Buildings	377,299	208,722	168,577
Equipment	194,520	137,757	56,763
Motor vehicles	215,008	59,091	155,917
Contracting equipment	8,882,674	4,198,191	4,684,483
Computer equipment	11,255	10,059	1,196
	9,730,756	4,613,820	5,116,936

Included in property and equipment as at March 31, 2006 are assets under capital lease with a cost of $1,133,972 (unaudited) (December 31, 2005 – $1,233,972; 2004 – $51,990) and accumulated amortization of $263,761 (unaudited) (December 31, 2005 – $185,096; 2004 – $26,515).

4 Line of credit

The Company has a $1,500,000 revolving line of credit of which $nil was used as at December 31, 2005 (2004 – $nil). Bank advances on the line of credit are payable on demand and bear interest at 1% over prime. Security for the line of credit is provided by a general security agreement on all present and acquired property.

5 Shareholder advances

The amounts due to shareholders are non-interest bearing and have no set repayment terms. The shareholders have postponed repayment of these amounts in favour of the bank.

6 Callable debt

	March 31,	December 31,	
	2006	2005	2004
	$	$	$
	(Unaudited)		
Bank loans bearing interest at prime plus 1.75%- 2% per annum, repayable in monthly blended payments ranging from $3,500 to $13,250. The loans are callable on demand and mature on various dates to August 31, 2010.	1,595,539	1,737,019	1,862,994

Principal payments as at December 31, 2005 are as follows:

	$
2006	553,146
2007	482,093
2008	391,172
2009	281,071
2010	29,537
	1,737,019

Security for the loans is provided by general security agreements, personal guarantees of the shareholders to $100,000 and specific contracting equipment.

The Company was in breach of certain debt covenants and did not obtain a waiver. The entire balance is classified as current.

7 Capital lease obligations

	March 31,	December 31,	
	2006	**2005**	**2004**
	$	**$**	**$**
	(Unaudited)		
Capital leases bearing interest at 10.5% per annum, repayable in monthly blended payments of $16,172. The loans mature on December 31, 2005 and January 31, 2006 and security is provided by specific contracting equipment.	-	2,467	174,907
Capital leases bearing interest at 0% per annum, repayable in monthly payments of $3,779. The loans mature on October 31, 2005 and May 12, 2008 and security is provided by specific automotive equipment.	65,090	72,600	28,072
Capital leases bearing interest at 7% per annum, repayable in monthly blended payments of $8,000. The loan matures on August 10, 2007.	131,725	153,169	-
Capital leases bearing interest at rates of 8.6% per annum, repayable in monthly blended payments ranging from $3,544 to $10,478. The loans mature on various dates to September 1, 2009 and security is provided by specific contracting equipment.	660,054	746,517	-
Capital leases bearing interest at 1.9% per annum, repayable in monthly blended payments of $2,014 and security is provided by specific automotive equipment. The loans mature on October 31, 2008.	61,958	67,686	-
	918,827	1,042,439	202,979
Less: Current portion	(362,463)	(391,386)	(189,614)
	556,364	651,053	13,365

Principal payments as at December 31, 2005 are as follows:

	$
2006	448,150
2007	392,910
2008	224,699
2009	111,044
	1,176,803
Less: Imputed interest	(134,364)
	1,042,439

8 Share capital

404434 Alberta Corporation

Authorized

Unlimited Class A, common, voting shares
Unlimited Class B, common, non-voting shares
Unlimited preferred shares

Issued

	March 31,	December 31,	
	2006 $ (Unaudited)	2005 $	2004 $
500 Class A common shares	100	100	100

756171 Alberta Ltd.

Authorized

Unlimited number of Class A, common shares
Unlimited number of Class B, common shares
Unlimited number of Class F, common shares
Unlimited number of Class C, non-cumulative, redeemable, preferred shares
Unlimited number of Class D, non-cumulative, redeemable, preferred shares
2,000 Class E, special, voting shares

Issued

	March 31,	December 31,	
	2006 $ (Unaudited)	2005 $	2004 $
200 Class E shares	200	200	-

756169 Alberta Ltd.

Authorized
- Unlimited number of Class A common shares
- Unlimited number of Class B common shares
- Unlimited number of Class F common shares
- Unlimited number of Class C, non-cumulative, redeemable, preferred shares
- Unlimited number of Class D, non-cumulative, redeemable, preferred shares
- 2,000 Class E, special, voting shares

Issued

	March 31,	December 31,	
	2006 $ (Unaudited)	2005 $	2004 $
200 Class E shares	200	200	-

9 Related party transactions

The Company paid $99,000 (unaudited) for the three months ended March 31, 2006 (March 31, 2005 – $25,000 (unaudited)) (year ended December 31, 2005 – $126,500; 2004 – $66,000) in rent to the shareholders. This transaction has been measured at the exchange amount.

10 Financial instruments

Fair value

The carrying values of cash and cash equivalents, accounts receivable, accounts payable and accrued liabilities, accrued management bonus and callable debt, approximate their fair values due to the relatively short period to maturity of the instruments and interest rates attached to the instruments. The fair value of shareholder advances are not practicably determinable.

The fair values of long-term debt and capital lease obligations approximates carrying values as the interest rates approximate market rates.

Credit risk

The Company is exposed to credit risk on the accounts receivable from its customers. In order to reduce its credit risk, the Company has adopted credit policies that include the analysis of the financial position of its customers and the regular review of their credit limits.

As at March 31, 2006, the Company had accounts receivable of 55% (December 31, 2005 – 47%; 2004 – 39%) from three customers.

Interest rate risk

The Company is exposed to interest rate price risk in respect of the long-term debt which bears fixed and floating rates of interest.

11 Income taxes

The income tax provision recorded differs from the income taxes obtained by applying the statutory income tax rates to the income for the period and is reconciled as follows:

	Three months ended March 31,		Years ended December 31,		
	2006 $ (Unaudited)	2005 $ (Unaudited)	2005 $	2004 $	2003 $
Earnings before income taxes	898,137	925,953	1,534,286	729,723	343,673
Combined statutory rates	16.12%	16.12%	16.12%	16.37%	17.24%
Calculated expected income taxes	144,780	149,264	247,327	119,456	59,249
Increase (decrease)					
Non-deductible expenses	-	-	580	597	414
Non-taxable portion of capital gains	-	-	-	(15,666)	-
Taxable income taxed at the non-small business rate	-	-	79,131	7,972	-
Other	1,311	4,440	(1,585)	(3,034)	-
	146,591	153,704	325,453	109,325	59,663
Represented by					
Current income tax provision	146,422	153,611	255,966	65,660	31,368
Future income tax provision	169	93	69,487	43,665	28,295
	146,591	153,704	325,453	109,325	59,663

The components of the net future income tax liability are as follows:

	March 31,	December 31,	
	2006	**2005**	**2004**
	$	**$**	**$**
	(Unaudited)		
Carrying value of property and equipment in excess of tax values	173,445	173,276	103,789

12 Commitments

The Company rents a building from a shareholder, which expires in 2010. The future minimum rental payments in each of the next five years required under the lease are as follows:

	$
2006	360,000
2007	360,000
2008	360,000
2009	360,000
2010	330,000

13 Segmented information

In the opinion of management, the Company has only one business segment, which is the business of oil and gas rig moving and trucking.

14 Economic independence

During the three month periods ended March 31, 2006, the Company had sales of 49% (unaudited) (March 31, 2005 – 65% (unaudited)) and the year ended December 31, 2005 – 42% (each customer at 18%, 14% and 10%; December 31, 2004 – 30% (each customer at 10%, 10% and 10%); December 31, 2003 – 32% (each customer at 12%, 10% and 10%)) to three customers.



15 Subsequent events

Initial public offering

On August 28, 2006, Petrowest Energy Services Trust (the "Trust") filed a prospectus relating to the initial public offering of up to 14 million trust units for $10 per unit (the "Offering"). Costs of the Offering are estimated to be $2.0 million and fees payable to the underwriters are estimated to be $8.4 million, resulting in net proceeds of $129.6 million.

The Trust, through a subsidiary, acquired 100% of the shares of the Company and all outstanding shareholder loans for $28,721,958 and 2,872,194 Trust units at a deemed price of $10 per unit. The cash payment will be adjusted post-closing for changes in working capital, long-term debt and shareholder loans to the date of closing.

Murtron Hauling

Combined Financial Statements
April 30, 2006
October 31, 2005 and 2004



PricewaterhouseCoopers LLP
Chartered Accountants
111 5th Avenue SW, Suite 3100
Calgary, Alberta
Canada T2P 5L3
Telephone +1 (403) 509 7500
Facsimile +1 (403) 781 1825

May 5, 2006
(except for note 14, which is at August 28, 2006)

Auditors' Report

To the Shareholders of
Murtron Hauling Ltd. and 815431 Alberta Ltd.

We have audited the combined balance sheets of **Murtron Hauling** (the "Company") as at October 31, 2005 and 2004 and the combined statements of earnings (loss) and retained earnings and cash flows for each of the years in the three year-period ended October 31, 2005. These combined financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these combined financial statements based on our audits.

We conducted our audits in accordance with Canadian generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these combined financial statements present fairly, in all material respects, the financial position of the Company as at October 31, 2005 and the results of its operations and its cash flows for each of the years in the three-year period ended October 31, 2005 in accordance with Canadian generally accepted accounting principles.

PricewaterhouseCoopers LLP

Chartered Accountants

Calgary, Alberta

Murtron Hauling
Combined Balance Sheets

	April 30, 2006 $ (Unaudited)	October 31, 2005 $	October 31, 2004 $
Assets			
Current assets			
Cash	93,817	393,691	84,413
Accounts receivable	1,664,746	2,471,104	2,936,211
Inventory	71,257	29,263	52,095
Prepaid expenses	252,878	-	-
	2,082,698	2,894,058	3,072,719
Property and equipment (note 3)	2,260,176	2,609,840	2,557,222
	4,342,874	5,503,898	5,629,941
Liabilities			
Current liabilities			
Bank indebtedness (note 4)	-	313,145	848,823
Accounts payable and accrued liabilities	568,848	1,019,830	1,098,379
Accrued management bonus	1,349,778	910,000	827,000
Income taxes payable	35,764	71,854	89,813
Callable debt (note 5)	33,750	47,250	138,887
Current portion of obligations under capital lease (note 6)	303,997	354,170	251,454
Shareholder advances (note 7)	6,300	4,900	4,900
Preferred shares (note 8)	2,000	2,000	2,000
	2,300,437	2,723,149	3,261,256
Obligations under capital lease (note 6)	200,273	331,715	291,076
Future income taxes (note 11)	66,804	59,064	68,568
	2,567,514	3,113,928	3,620,900
Shareholders' Equity			
Share capital (note 8)	200	200	200
Retained earnings	1,775,160	2,389,770	2,008,841
	1,775,360	2,389,970	2,009,041
	4,342,874	5,503,898	5,629,941

Commitments (note 9)

Approved on behalf of Petrowest Energy Services Trust by Petrowest Energy Services General Partner Ltd., as Administrator

(signed) "*Kenneth N. Drysdale*"
Director

(signed) "*D. Hugh Gillard*"
Director

Murtron Hauling

Combined Statements of Earnings (Loss) and Retained Earnings

	Three months ended April 30,		Six months ended April 30,		Years ended October 31,		
	2006 $ (Unaudited)	2005 $ (Unaudited)	2006 $ (Unaudited)	2005 $ (Unaudited)	2005 $	2004 $	2003 $
Revenue	4,536,948	2,420,206	8,366,646	5,142,120	12,278,395	10,664,509	7,558,729
Expenses							
Operating and administrative	3,330,471	1,727,718	6,506,469	4,360,988	10,010,786	8,307,609	6,029,268
Amortization	178,758	196,751	368,455	398,610	883,078	834,218	726,833
Interest on bank indebtedness	1,240	2,793	2,492	11,951	20,005	17,122	8,984
Interest on callable debt and obligations under capital lease	7,659	5,259	16,389	11,167	20,712	15,861	22,915
Management bonus	1,258,763	-	1,412,178	-	910,000	827,000	211,000
	4,776,891	1,932,521	8,305,983	4,782,716	11,844,581	10,001,810	6,999,000
Earnings (loss) from operations	(239,943)	487,685	60,663	359,404	433,814	662,699	559,729
Other items							
Interest income	52	9	77	64	65	62	497
Gain (loss) on disposal of property and equipment	(16,475)	246	65,976	3,482	21,003	105,168	69,138
	(16,423)	255	66,053	3,546	21,068	105,230	69,635
Earnings (loss) before income taxes	(256,366)	487,940	126,716	362,950	454,882	767,929	629,364
Income tax expense (recovery) (note 11)	(40,427)	80,455	21,326	60,207	69,953	149,892	132,974
Net earnings (loss) for the period	(215,939)	407,485	105,390	302,743	384,929	618,037	496,390
Retained earnings – Beginning of period	2,711,099	1,904,099	2,389,770	2,008,841	2,008,841	1,782,804	1,411,212
Dividend	(720,000)	-	(720,000)	-	(4,000)	(392,000)	(124,798)
Retained earnings – End of period	1,775,160	2,311,584	1,775,160	2,311,584	2,389,770	2,008,841	1,782,804

Murtron Hauling

Combined Statements of Cash Flows

	Three months ended April 30,		Six months ended April 30,		Years ended October 31,		
	2006 $ (Unaudited)	2005 $ (Unaudited)	2006 $ (Unaudited)	2005 $ (Unaudited)	2005 $	2004 $	2003 $
Cash provided by (used in)							
Operating activities							
Net earning (loss) for the period	(215,939)	407,485	105,390	302,743	384,929	618,037	496,390
Items not affecting cash							
Amortization	178,758	196,751	368,455	398,610	883,078	834,218	726,833
(Gain) loss on disposal of property and equipment	16,475	(246)	(65,976)	(3,482)	(21,003)	(105,168)	(69,138)
Future income taxes (recovery)	18,191	17,479	7,740	(10,792)	(9,504)	816	11,518
	(2,515)	621,469	415,609	687,079	1,237,500	1,347,903	1,165,603
Changes in non-cash working capital items							
Accounts receivable	(142,045)	618,581	806,358	1,740,134	465,107	(1,140,888)	(1,200,353)
Inventory	(37,257)	13,229	(41,994)	27,380	22,832	86,330	(92,882)
Prepaid expenses	(130,993)	113,431	(252,878)	-	-	-	691
Accounts payable and accrued liabilities	(20,042)	97,868	(450,982)	(269,628)	(78,549)	499,915	357,145
Accrued management bonus	248,340	(877,148)	439,778	(827,000)	83,000	545,000	282,000
Income taxes payable	(76,816)	42,178	(36,090)	9,207	(17,959)	9,397	77,816
	(161,328)	629,608	879,801	1,367,172	1,711,931	1,347,657	590,020
Financing activities							
Callable debt repayments	(6,750)	(14,500)	(13,500)	(75,811)	(91,637)	(143,015)	(191,076)
Repayment of obligations under capital lease	(91,309)	(47,432)	(181,615)	(100,637)	(275,045)	(371,341)	(156,211)
Shareholder advances	-	-	1,400	(4,000)	-	1,200	1,200
Dividend paid	(720,000)	-	(720,000)	-	(4,000)	(392,000)	(124,798)
Proceeds from preferred shares	-	-	-	-	-	2,000	-
Repayment from related party	500,000	-	-	-	-	-	46,723
Bank indebtedness	(291,527)	(359,491)	(313,145)	(848,823)	(535,678)	9,003	493,340
	(609,586)	(421,423)	(1,226,860)	(1,029,271)	(906,360)	(894,153)	69,178
Investing activities							
Property and equipment purchases	(57,090)	(179,362)	(198,815)	(392,365)	(720,804)	(982,431)	(610,830)
Proceeds from property and equipment sales	57,000	80,021	246,000	99,625	224,511	265,408	209,100
	(90)	(99,341)	47,185	(292,740)	(496,293)	(717,023)	(401,730)
Increase (decrease) in cash	(771,004)	108,844	(299,874)	45,161	309,278	(263,519)	257,468
Cash – Beginning of period	864,821	20,730	393,691	84,413	84,413	347,932	90,464
Cash – End of period	93,817	129,574	93,817	129,574	393,691	84,413	347,932
Supplementary information							
Interest paid	8,899	6,229	18,881	21,295	40,807	32,983	31,898
Income taxes paid	18,198	20,776	49,676	61,771	96,696	139,688	43,640
Non-cash transactions							
Property and equipment purchased through capital lease	-	-	-	-	518,400	312,000	517,800

1 Nature of business

Murtron Hauling Ltd. and 815431 Alberta Ltd. (collectively the "Company" and "Murtron Hauling") are privately-owned companies incorporated under the Alberta Corporations Act which operate a log hauling, gravel hauling and heavy equipment moving business. These financial statements are prepared on a combined basis as they are under common control and managed by a common owner. The combined balances are presented after elimination of intercompany transactions and balances.

The Company's business is considered to have some seasonality, with peak levels generally in the first and fourth calendar year quarters.

2 Summary of significant accounting policies

These financial statements are stated in Canadian dollars and have been prepared in accordance with Canadian generally accepted accounting principles.

Cash and cash equivalents

Included in cash and cash equivalents are bank overdrafts.

Inventory

Inventory consists of crushed gravel and is valued at the lower of cost and net realizable value with the cost being determined on a first-in, first-out basis.

Property and equipment

Property and equipment are initially recorded at cost. Amortization is provided at cost less estimated salvage value using the following rates:

Buildings	4%	declining balance
Fence	10%	declining balance
Equipment	20%	declining balance
Automotive equipment and trailers	30% - 40%	declining balance
Equipment under capital lease	Straight line over lease term	
Computer equipment	30%	declining balance
Trailers	30%	declining balance

Management assesses the carrying amount of property and equipment for impairment when facts and circumstances indicate a potential impairment. If it is determined that the estimated net recoverable amount is less than the net carrying amount, a writedown to the asset's fair value is recognized during the period.

Revenue recognition

Revenue from hauling and trucking is recognized when the services have been provided and ultimate collection is reasonably assured.

Future income taxes

The Company uses the liability method of income tax allocation in accounting for income taxes. Under this method, future income tax assets and liabilities are determined based on temporary differences between the financial reporting and tax bases of assets and liabilities, and measured using the substantively enacted income tax rates and laws that will be in effect when the temporary differences are expected to reverse.

Measurement uncertainty

The preparation of financial statements in accordance with Canadian generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the period. Such estimates include providing amortization of capital assets and recoverability of accounts receivable. Actual results could differ from these estimates.

3 Property and equipment

			April 30, 2006
	Cost $	Accumulated amortization $	Net $ (Unaudited)
Buildings	170,674	51,272	119,402
Fence	19,084	5,127	13,957
Equipment	145,987	61,015	84,972
Automotive equipment and trailers	4,514,327	2,868,483	1,645,844
Equipment under capital lease	518,400	143,313	375,087
Computer equipment	68,304	61,517	6,787
Trailers	63,808	49,681	14,127
	5,500,584	3,240,408	2,260,176

			October 31, 2005
	Cost $	Accumulated amortization $	Net $
Buildings	170,674	48,856	121,818
Fence	19,084	4,399	14,685
Equipment	88,897	54,803	34,094
Automotive equipment and trailers	4,144,327	2,570,571	1,573,756
Equipment under capital lease	1,348,200	506,256	841,944
Computer equipment	67,360	60,413	6,947
Trailers	63,808	47,212	16,596
	5,902,350	3,292,510	2,609,840

	October 31, 2004		
	Cost $	Accumulated amortization $	Net $
Buildings	234,482	83,880	150,602
Fence	19,084	2,767	16,317
Equipment	82,068	51,525	30,543
Automotive equipment and trailers	4,050,810	2,316,962	1,733,848
Equipment under capital lease	829,800	256,509	573,291
Computer equipment	65,290	36,377	28,913
Trailers	63,808	40,100	23,708
	5,345,342	2,788,120	2,557,222

4 Bank indebtedness

Bank indebtedness security is provided by a general security agreement and bears interest at prime plus 0.75%.

5 Callable debt

	April 30,	October 31,	
	2006 $ (Unaudited)	2005 $	2004 $
Loan security is provided by a general security agreement and a general assignment of book debts, repayable in monthly payments ranging from $2,250 to $5,000 plus interest at a rate of prime plus 0.75% and matures at various dates to August 2007.	33,750	47,250	138,887

Estimated principal repayments as at October 31, 2005 are as follows:

	$
2006	27,000
2007	20,250
	47,250

6 Obligations under capital lease

	April 30,		October 31,
	2006 $ (Unaudited)	2005 $	2004 $
Capital leases are repayable in monthly payments of $32,801, including interest at a rates ranging from 3% to 6.5%, maturing on various dates to September 2008 and security is provided by specific leased equipment.	504,270	685,885	542,530
Less: Obligations under capital lease due in one year	(303,997)	(354,170)	(251,454)
	200,273	331,715	291,076

Capital lease repayments as at October 31, 2005 are as follows:

	$
2006	371,878
2007	227,791
2008	120,510
	720,179
Less: Imputed interest	(34,294)
	685,885

7 Shareholder advances

The shareholder advances are unsecured, interest-free and are repayable on demand.

8 Share capital

Murtron Hauling Ltd.

Authorized
- Unlimited Class A voting common shares
- Unlimited Class B voting common shares
- Unlimited Class C redeemable, retractable, non-voting preferred shares
- Unlimited Class D redeemable, retractable, non-voting preferred shares
- 2,000 Class E voting special shares
- Unlimited Class F redeemable, retractable, non-voting preferred shares
- Unlimited Class G redeemable, retractable, non-voting preferred shares

Issued
1,000 Class F preferred shares, redeemable at $1 per share

	Six months ended April 30,	Years ended October 31,	
	2006 $ (Unaudited)	2005 $	2004 $
100 Class A voting common shares	100	100	100

815431 Alberta Ltd.

Authorized
Unlimited Class A voting common shares
Unlimited Class B voting common shares
Unlimited Class C redeemable, retractable, non-voting preferred shares
Unlimited Class D redeemable, retractable, non-voting preferred shares
2,000 Class E voting special shares
Unlimited Class F non-cumulative redeemable, non-voting preferred shares
Unlimited Class G non-cumulative redeemable, non-voting preferred shares

Issued
1,000 Class F preferred shares redeemable at $1 per share

	Six months ended April 30,	Years ended October 31,	
	2006 $ (Unaudited)	2005 $	2004 $
100 Class A voting common shares	100	100	100

The preferred shares are redeemable for $2,000 at the company's and shareholders' options and have been recorded as a liability.

9 Commitments

The Company has committed to supply 100,000 tonnes of gravel per annum, at $6.10 per tonne, from February 2006 until December 31, 2010.



10 Financial instruments

Fair value

The carrying values of cash and cash equivalents, accounts receivable, accounts payable and accrued liabilities, bank indebtedness, accrued management bonus and callable debt approximate their fair values due to the relatively short period to maturity of the instruments and interest rates attached to the instruments. The fair value of shareholder advances is not practicably determinable, since there are no specific terms.

The fair values of callable debt and obligations under capital lease approximate carrying values as the interest rate approximates the market value.

Credit risk

The Company is exposed to credit risk on the accounts receivable from its customers. In order to reduce its credit risk, the Company has adopted credit policies which include the analysis of the financial position of its customers and the regular review of their credit limits.

During the three month period ended April 30, 2006 – 78% (unaudited) (April 30, 2005 – 84%) (unaudited) (years ended October 31, 2005 – 47% (each customer at 37% and 10%; October 31, 2004 – 41% (each customer at 31% and 10%); October 31, 2003 – 57% (each customer at 47% and 10%)) of the Company's sales were to two customer. As at April 30, 2006, 52% (unaudited) (October 31, 2005 – 38%; October 31, 2004 – 54%) of the accounts receivable of the Company were from two customers.

11 Income taxes

The income tax provision recorded differs from the income taxes obtained by applying the statutory income tax rates to the earnings (loss) for the period and is reconciled as follows:

	Three months ended April 30,		Six months ended April 30,		Years ended October 31,		
	2006 $ (Unaudited)	2005 $ (Unaudited)	2006 $ (Unaudited)	2005 $ (Unaudited)	2005 $	2004 $	2003 $
Earnings (loss) before income taxes	(256,366)	487,940	126,716	362,950	454,882	767,929	629,364
Combined statutory rates	16.12%	16.20%	16.12%	16.20%	16.12%	16.87%	19.66%
Calculated expected income taxes (recovery)	(41,326)	79,046	20,427	58,798	73,327	129,550	123,733
Increase (decrease)							
Non-deductible expenses	899	1,409	899	1,409	642	923	897
Taxable income taxed at the non-small business rate	-	-	-	-	-	19,419	8,993
Other	-	-	-	-	(4,016)	-	(649)
	(40,427)	80,455	21,326	60,207	69,953	149,892	132,974
Represented by							
Current income tax provision (recovery)	(58,618)	62,976	13,586	70,999	79,457	149,076	121,456
Future income tax provision (recovery)	18,191	17,479	7,740	(10,792)	(9,504)	816	11,518
	(40,427)	80,455	21,326	60,207	69,953	149,892	132,974

The component of future income tax balances are as follows:

	Six months ended April 30,	Years ended October 31,	
	2006 $ (Unaudited)	2005 $	2004 $
Carrying value of property and equipment in excess of income tax values	66,804	59,064	68,568

12 Related party disclosure

During the year ended October 31, 2005, the Company sold equipment for $16,050 (2005 – $6,420; 2004 – $nil) to companies controlled by the shareholders or by family members of the shareholders. In 2004, the Company advanced $40,000 to the related party and was repaid prior to October 31, 2004.

The related party transactions have been recorded at exchange amounts.

13 Segmented information

In the opinion of management, the Company has only one business segment, which is the business of hauling logs, gravel and heavy equipment in Canada.

14 Subsequent event

Initial public offering

On August 28, 2006, Petrowest Energy Services Trust (the "Trust") filed a prospectus relating to the initial public offering of up to 14 million trust units for $10 per unit (the "Offering"). Costs of the Offering are estimated to be $2.0 million, and fees payable to the underwriters are estimated to be $8.4 million, resulting in net proceeds of $129.6 million.

The Trust, through a subsidiary, acquired 100% of the shares of the Company and all outstanding shareholder loans for $6,105,680 and 915,851 Trust units at a deemed price of $10 per unit. The cash payment will be adjusted post-closing for changes in working capital, long-term debt and shareholder loans to the date of closing.

R Bee Crushing

Combined Financial Statements
January 31, 2006
April 30, 2006 and 2005



PricewaterhouseCoopers LLP
Chartered Accountants
111 5th Avenue SW, Suite 3100
Calgary, Alberta
Canada T2P 5L3
Telephone +1 (403) 509 7500
Facsimile +1 (403) 781 1825

August 11, 2006
(except for note 14, which is as at August 28, 2006)

Auditors' Report

To the Shareholders of
R Bee Crushing Ltd., Bernet Ventures Ltd. and Dal Finn Holdings Ltd.

We have audited the combined balance sheets of **R Bee Crushing** as at April 30, 2006 and 2005 and the combined statements of earnings (loss) and retained earnings and cash flows for each of the years in the three-year period ended April 30, 2006. These combined financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these combined financial statements based on our audits.

We conducted our audits in accordance with Canadian generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these combined financial statements present fairly, in all material respects, the financial position of the Company as at April 30, 2006 and 2005 and the results of its operations and its cash flows for each of the years in the three-year period ended April 30, 2006 in accordance with Canadian generally accepted accounting principles.

PricewaterhouseCoopers LLP

Chartered Accountants

Calgary, Alberta

R Bee Crushing

Combined Balance Sheets

	January 31,	April 30,	
	2006 $ (Unaudited)	2006 $	2005 $
Assets			
Current assets			
Cash	798,935	889,724	480,978
Short-term investments (note 3)	364,961	367,785	568,602
Accounts receivable	9,004,241	9,928,623	7,278,485
Income taxes receivable	215,699	71,527	-
Prepaid expenses	256,942	273,664	94,346
Inventory	895,830	857,360	239,867
	11,536,608	12,388,683	8,662,278
Cash surrender value of life insurance	272,639	275,017	205,692
Due from related parties (note 6)	219,578	217,068	205,330
Property and equipment (note 4)	14,994,462	14,985,162	10,526,218
Future income taxes (note 12)	-	16,633	-
	27,023,287	27,882,563	19,599,518
Liabilities			
Current liabilities			
Bank indebtedness (note 5)	2,425,457	1,607,572	1,598,041
Accounts payable and accrued liabilities	2,953,689	2,838,212	2,354,533
Accrued management bonus	562,000	682,000	1,691,800
Current portion of obligations under capital lease (note 7)	1,950,540	1,818,461	998,970
Current portion of long-term debt (note 8)	2,927,921	2,631,893	2,179,929
Income taxes payable	-	-	156,689
Shareholder advances (note 6)	1,764,491	1,644,990	757,791
Future income taxes (note 12)	751,217	1,102,667	276,555
	13,335,315	12,325,795	10,014,308
Obligations under capital lease (note 7)	2,439,817	3,184,663	2,501,647
Long-term debt (note 8)	3,968,452	4,778,860	1,800,024
Future income taxes (note 12)	210,295	-	135,642
	19,953,879	20,289,318	14,451,621
Shareholders' Equity			
Share capital (note 9)	400	400	400
Retained earnings	7,069,008	7,592,845	5,147,497
	7,069,408	7,593,245	5,147,897
	27,023,287	27,882,563	19,599,518

Approved on behalf of Petrowest Energy Services Trust by Petrowest Energy Services General Partner Ltd., as Administrator

(signed) "*Kenneth N. Drysdale*"
Director

(signed) "*D. Hugh Gillard*"
Director

R Bee Crushing

Combined Statements of Earnings (loss) and Retained Earnings

	Three months ended January 31,		Nine months ended January 31,		Years ended April 30,		
	2006 $ (Unaudited)	2005 $ (Unaudited)	2006 $ (Unaudited)	2005 $ (Unaudited)	2006 $	2005 $	2004 $
Revenue	6,472,258	4,028,965	19,740,786	16,516,711	26,166,042	22,836,900	14,829,085
Expenses							
Operating and administrative	5,658,846	3,553,681	13,928,297	11,777,023	18,298,725	15,920,599	11,015,659
Amortization	1,058,113	651,029	3,177,344	1,962,647	4,322,125	2,893,266	2,349,325
Interest – current	38,145	16,809	87,266	44,584	114,256	88,915	76,518
Interest on long-term debt and capital lease obligations	78,559	83,642	333,215	231,765	485,975	280,697	250,144
Management bonus	60,976	46,778	172,976	144,778	233,911	1,898,243	157,832
	6,894,639	4,351,939	17,699,098	14,160,797	23,454,992	21,081,720	13,849,478
	(422,381)	(322,974)	2,041,688	2,355,914	2,711,050	1,755,180	979,607
Other income (expenses)							
Gain (loss) on disposal of property and equipment	225,660	4,425	225,660	646,950	230,221	612,630	271,997
Interest income	3,081	4,074	8,368	7,202	12,114	11,092	8,134
Income from cash surrender value of life insurance	39,358	-	39,358	-	32,541	3,102	42,178
	268,099	8,499	273,386	654,152	274,876	626,824	322,309
Earnings (loss) before income taxes	(154,282)	(314,475)	2,315,074	3,010,066	2,985,926	2,382,004	1,301,916
Income taxes expense (recovery) (note 12)	(27,728)	(53,461)	393,563	511,711	540,578	443,002	135,595
Earnings (loss) for the period	(126,554)	(261,014)	1,921,511	2,498,355	2,445,348	1,939,002	1,166,321
Retained earnings – Beginning of period	7,195,562	5,967,864	5,147,497	3,208,495	5,147,497	3,208,495	2,052,974
Less: Dividends	-	-	-	-	-	-	(10,800)
Retained earnings – End of period	7,069,008	5,706,850	7,069,008	5,706,850	7,592,845	5,147,497	3,208,495

R Bee Crushing

Combined Statements of Cash Flows

	Three months ended January 31,		Nine months ended January 31,		Years ended April 30,		
	2006 $ (Unaudited)	2005 $ (Unaudited)	2006 $ (Unaudited)	2005 $ (Unaudited)	2006 $	2005 $	2004 $
Cash provided by (used in)							
Operating activities							
Earnings (loss) for the period	(126,554)	(261,014)	1,921,511	2,498,355	2,445,348	1,939,002	1,166,321
Items not affecting cash							
Amortization	1,058,113	651,029	3,177,344	1,962,647	4,322,125	2,893,266	2,349,325
Loss (gain) on sale of equipment	(225,660)	(4,425)	(225,660)	(646,950)	(230,221)	(612,630)	(271,997)
Future income tax expense (recovery)	(36,125)	(17,198)	549,315	206,352	673,836	167,074	45,152
	669,774	368,392	5,422,510	4,020,404	7,211,088	4,386,712	3,288,801
Change in working capital*	1,437,441	385,294	(3,447,347)	(1,219,643)	(4,201,285)	(536,779)	(1,104,959)
	2,107,215	753,686	1,975,163	2,800,761	3,009,803	3,849,933	2,183,842
Financing activities							
Proceeds from long-term debt	1,683,931	520,100	4,954,582	1,785,364	5,423,610	3,015,985	956,783
Increase (decrease) in bank indebtedness	(239,181)	118,195	827,416	1,205,563	9,531	465,834	214,787
Repayment of long-term debt	(1,064,569)	(697,373)	(1,682,646)	(2,416,653)	(1,992,810)	(2,325,072)	(2,091,253)
Repayments of obligations under capital lease	(125,616)	(83,383)	(765,572)	(222,781)	(1,598,332)	(292,227)	(99,403)
Shareholder advances	905,000	60,000	1,006,700	60,000	887,199	58,882	41,577
Due from related parties	-	150,000	(14,248)	150,000	(11,738)	(205,330)	-
Dividends paid	-	-	-	-	-	-	(10,800)
	1,159,565	67,539	4,326,232	561,493	2,717,460	718,072	(988,309)
Investing activities							
Purchase of property and equipment	(3,552,693)	(1,513,710)	(6,486,031)	(4,243,150)	(5,825,255)	(5,451,018)	(1,396,593)
Purchase of short-term investments	(2,446)	(274,553)	-	(358,892)	-	(361,256)	(206,946)
Sale of short-term investments	-	-	203,641	-	200,817	-	-
Increase in cash surrender value of life insurance	(66,947)	(7,589)	(66,947)	(27,589)	(69,325)	(39,887)	(78,963)
Proceeds on disposal of property and equipments	365,900	29,500	365,900	1,062,847	375,246	1,278,572	597,170
	(3,256,186)	(1,766,352)	(5,983,437)	(3,566,784)	(5,318,517)	(4,573,589)	(1,085,332)
Increase (decrease) in cash	10,594	(945,127)	317,958	(204,530)	408,746	(5,584)	110,201
Cash – Beginning of period	788,342	1,227,159	480,978	486,562	480,978	486,562	376,361
Cash – End of period	798,936	282,032	798,936	282,032	889,724	480,978	486,562
Supplementary cash flow information							
Interest paid	116,681	98,371	419,271	274,582	475,775	251,718	250,144
Income taxes paid (received)	8,765	16,211	126,663	107,985	155,640	128,542	(40,965)
Non-cash investing and financing activities							
Acquisition of capital assets through capital lease obligation	-	1,804,795	1,299,796	1,804,795	3,100,839	1,804,795	748,202

* Changes in working capital includes short-term investments, accounts receivable, income tax receivable, prepaid expenses, inventory, accounts payable and accrued liabilities, accrued management bonus and income taxes payable.

1 Nature of business

R. Bee Crushing Ltd., Bernet Ventures Ltd. and Dal Finn Holdings Ltd. (collectively, the "Company" and "R. Bee Crushing") are incorporated under the laws of British Columbia, are extra-provincially registered in Alberta and are engaged in the gravel crushing business. These financial statements have combined the operations of these three companies as they are under common control and managed by a common owner. The combined balances are presented after elimination of intercompany transactions and balances.

2 Summary of significant accounting policies

These financial statements are stated in Canadian dollars and have been prepared in accordance with Canadian generally accepted accounting principles.

Cash and cash equivalents

Cash and cash equivalents consist of short-term deposits with maturities of three months or less.

Property and equipment

Property and equipment are recorded at cost less accumulated amortization. Amortization is provided using the declining balance method at the following rates intended to amortize the cost of assets over their estimated useful lives.

Buildings	4%
Heavy equipment	30%
Equipment	30%
Vehicles	30%
Trailers	30%
Radios	20%
Computer hardware and software	30% – 100%

Management assesses the carrying amount of property and equipment for impairment when facts and circumstances indicate a potential impairment. If it is determined that the estimated net recoverable amount is less than the net carrying amount, a writedown to the asset's fair value is recognized during the period.

Revenue recognition

Revenue is recognized as services are provided and performance of the service has occurred, price to the customer is fixed or determinable and collectibility is reasonably assured.

Investments

Investments are accounted for on a cost basis and are written down to their net recoverable amount should a decline in value occur that is not considered temporary.

Future income taxes

The Company uses the liability method of income tax allocation in accounting for income taxes. Under this method, future income tax assets and liabilities are determined based on temporary differences between the financial reporting and income tax bases of assets and liabilities, and measured using the substantively enacted tax rates and laws that will be in effect when the temporary differences are expected to reverse.

Measurement uncertainty

The preparation of financial statements in conformity with Canadian generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the period. Such estimates include providing amortization of property and equipment and recoverability of accounts receivable. Actual results could differ from these estimates.

Inventory

Inventory consists of spare parts and is measured at the lower of cost and market on a first-in first-out basis.

3 Short-term investments

These funds are held at one chartered bank and up to $354,000 has been pledged as security for the operating loan.

4 Property and equipment

			January 31, 2006
	Cost $	Accumulated amortization $	Net $ (Unaudited)
Land	121,705	-	121,705
Buildings	407,736	65,992	341,744
Heavy equipment	23,265,848	11,835,959	11,429,889
Equipment	4,592,159	2,530,400	2,061,759
Vehicles	1,454,959	562,403	892,556
Trailers	704,679	561,366	143,313
Radios	534	427	107
Computer hardware and software	10,673	7,284	3,389
	30,558,293	15,563,831	14,994,462

			April 30, 2006
	Cost $	**Accumulated amortization $**	**Net $**
Land	133,685	-	133,685
Buildings	407,736	69,452	338,284
Heavy equipment	24,290,047	12,717,795	11,572,252
Equipment	4,591,825	2,582,172	2,009,653
Vehicles	1,421,459	589,193	832,266
Trailers	704,679	608,928	95,751
Radios	868	795	73
Computer hardware and software	10,673	7,475	3,198
	31,560,972	16,575,810	14,985,162

			April 30, 2005
	Cost $	**Accumulated amortization $**	**Net $**
Land	136,705	-	136,705
Buildings	407,736	55,357	352,379
Heavy equipment	17,801,484	9,969,163	7,832,321
Equipment	3,676,218	2,124,761	1,551,457
Vehicles	945,679	372,831	572,848
Trailers	610,709	533,400	77,309
Radios	1,402	1,262	140
Computer hardware and software	9,217	6,158	3,059
	23,589,150	13,062,932	10,526,218

Included in property and equipment as at January 31, 2006 are equipment under capital lease with a cost of $5,839,593 (unaudited) (April 30, 2006 – $7,301,905; April 30, 2005 – $4,108,565) and accumulated amortization of $1,917,900 (unaudited) (April 30, 2006 – $2,129,198; April 30, 2005 – $953,124).

5 Bank indebtedness

	January 31,	April 30,	
	2006 $ (Unaudited)	2006 $	2005 $
Operating loan	1,945,457	1,110,000	990,000
Overdraft	480,000	497,572	608,041
	2,425,457	1,607,572	1,598,041

Operating loan is authorized to $2,000,000, bears interest at bank prime rate plus 1.75% and security is provided by a general security agreement, a general assignment of book debts, an assignment of all risk insurance on equipment, an assignment of life insurance and a pledge of short-term investments in a minimum amount of $354,000.

6 Shareholder advances and due from related parties

The amounts are non-interest bearing, unsecured and have no fixed terms of repayment.

7 Obligations under capital lease

	January 31,	April 30,	
	2006 $ (Unaudited)	2006 $	2005 $
Repayable in monthly instalments ranging from $830 to $27,075 at various fixed rates to 5.8% and various rates of prime plus 3% at various dates to June 2011 and security is provided by equipment being leased.	4,390,357	5,003,124	3,500,617
Less: Current portion	(1,950,540)	(1,818,461)	(998,970)
	2,439,817	3,184,663	2,501,647

Principal payments as at April 30, 2006 are as follows:

	$
2007	2,000,398
2008	2,098,531
2009	929,058
2010	223,225
2011	108,180
	5,359,392
Less: Imputed interest	356,268
	5,003,124

8 Long-term debt

	January 31,		April 30,
	2006 $ (Unaudited)	2006 $	2005 $
Repayable in monthly instalments ranging from $1,016 to $41,732, including interest at various rates to bank prime rate plus 2.85% and various fixed rates to 7.25% and security is provided by heavy equipment at the cost of $15,466,998, due at various dates to 2011.	6,896,373	7,410,753	3,979,953
Less: Current portion	(2,927,921)	(2,631,893)	(2,179,929)
	3,968,452	4,778,860	1,800,024

Principal payments due in the next five years as at April 30, 2006 are as follows:

	$
2007	2,631,893
2008	1,984,573
2009	1,361,840
2010	911,426
2011	521,021
	7,410,753

9 Share capital

R Bee Crushing Ltd.

Authorized

2,000 Class A preferred shares with a par value of $100 each
2,000 Class B common shares without par value
2,000 Class C common shares without par value
2,000 Class D common shares without par value
2,000 Class E common shares without par value

Issued

	January 31,		April 30,
	2006 $ (Unaudited)	2006 $	2005 $
100 Class B common shares	50	50	50

Dal Finn Holdings Ltd.

Authorized

5,000 Class A voting common shares without par value
5,000 Class B non-voting common shares without par value

Issued

	January 31,		April 30,
	2006 $ (Unaudited)	2006 $	2005 $
100 Class A common shares	100	100	100
50 Class B common shares	50	50	50
	150	150	150

Bernet Ventures Ltd.

Authorized

10,000 Class A common shares without par value
10,000 Class B common shares without par value
10,000 Class C common shares with a par value of $1 each
10,000 Class D common shares with a par value of $100 each

Issued

	January 31,		April 30,
	2006 $ (Unaudited)	2006 $	2005 $
200 Class A common shares	200	200	200

10 Related party transactions

The Company incurred general and administrative expenses of $239,413 and $256,749 (unaudited) with a company under common control during the nine-month periods ended January 31, 2006 and 2005, respectively (year ended April 30, 2006 – $369,000; 2005 – $341,853; 2004 – $281,999).

The company generated rental income of $39,000 (unaudited) with a company under common control during the nine-month period ended January 31, 2006 (year ended April 30, 2006 – $53,625; 2005 – $nil; 2004 – $nil).

The company generated interest income of $1,855 (unaudited) with a company under common control during the nine-month period ended January 31, 2006 (year ended April 30, 2006 – $1,855; 2005 – $1,969; 2004 – $nil).

The related party transactions are in the normal course of operations and are measured at the exchange amount.

11 Financial instruments

Fair value

The carrying value of cash, short-term investments, accounts receivable, income taxes receivable, bank indebtedness, accounts payable and accrued liabilities and accrued management bonus, approximate their fair value due to the relatively short period to maturity of the instruments and interest rates attached to the instruments. The fair value of amount shareholder advances is not practicably determinable. The fair value of long-term debt and capital lease obligations approximate carrying values as the interest rates approximate market rates.

Credit risk

The Company is exposed to credit risk on the accounts receivable from its customers. In order to reduce its credit risk, the Company has adopted credit policies that include the analysis of the financial position of its customers and the regular review of their credit limits.


During the nine-month period ended January 31, 2006, the Company had sales of 74% (unaudited) (year ended April 30, 2006 – 60% (each customer at 29%, 16% and 14%); April 30, 2005 – 52% (each customer at 24%, 17% and 11%); 2004 – 41% (each customer at 17%, 12% and 12%) to three customers. As at January 31, 2006, the Company had accounts receivable of 75% (2006 – 79%; 2005 – 74%; 2004 – 74%) from three customers.

Interest rate risk

The Company is exposed to interest rate price risk in respect of the long-term debt, which bears a fixed rate of interest.

12 Income taxes

The income tax provision recorded differs from the income tax obtained by applying the statutory income tax rates as follows:

	Three months ended January 31,		Nine months ended January 31,		Years ended April 30,		
	2006 $ (Unaudited)	2005 $ (Unaudited)	2006 $ (Unaudited)	2005 $ (Unaudited)	2006 $	2005 $	2004 $
Earnings (loss) before income taxes	(154,282)	(314,475)	2,315,074	3,010,066	2,985,926	2,382,004	1,301,916
Combined statutory rates	17.00%	17.00%	17.00%	17.00%	17.00%	17.00%	17.00%
Calculated expected income taxes	(26,228)	(53,461)	393,563	511,711	507,607	404,941	221,326
Increase (decrease)							
Non-deductible expenses	-	-	-	-	1,437	1,463	1,333
Non capital losses	-	-	-	-	-	(48,423)	(83,260)
Taxable income taxed at the non-small business rate	-	-	-	-	-	80,442	-
Other	(1,500)	-	-	-	31,534	4,579	(3,804)
	(27,728)	(53,461)	393,563	511,711	540,578	443,002	135,595
Represented by							
Current tax provision (recovery)	8,397	(36,263)	(155,752)	305,359	(133,258)	275,928	90,443
Future tax provision (recovery)	(36,125)	(17,198)	549,315	206,352	673,836	167,074	45,152
	(27,728)	(53,461)	393,563	511,711	540,578	443,002	135,595

The components of future income tax balances are as follows:

	January 31,	April 30,	
	2006 $ (Unaudited)	2006 $	2005 $
Tax basis of buildings and equipment in excess of (below) carrying amount	210,295	(16,633)	135,642
Sales holdbacks	751,217	1,102,667	276,555
	961,512	1,086,034	412,197

13 Segmented information

In the opinion of management, the Company has only one business segment, which is the business of gravel crushing in Canada.

14 Subsequent events

Initial public offering

On August 28, 2006, Petrowest Energy Services Trust (the "Trust") filed a prospectus relating to the initial public offering of up to 14 million trust units for $10 per unit (the "Offering"). Costs of the Offering are estimated to be $2.0 million and fees payable to the underwriters are estimated to be $8.4 million, resulting in net proceeds of $129.6 million.

The Trust, through a subsidiary, acquired 100% of the shares of the Company and all outstanding shareholder loans for $19,572,540 and 2,935,881 Trust units at a deemed price of $10 per unit. The cash payment will be adjusted post-closing for changes in working capital, long-term debt and shareholder loans to the date of closing.

Safetymaster Rentals Corporation

Financial Statements
May 31, 2006
August 31, 2005 and 2004



PricewaterhouseCoopers LLP
Chartered Accountants
111 5th Avenue SW, Suite 3100
Calgary, Alberta
Canada T2P 5L3
Telephone +1 (403) 509 7500
Facsimile +1 (403) 781 1825

May 5, 2006
(except for note 15, which is as at August 28, 2006)

Auditors' Report

To the Shareholders of
Safetymaster Rentals Corporation

We have audited the balance sheets of **Safetymaster Rentals Corporation** as at August 31, 2005 and 2004 and the statements of earnings and retained earnings and cash flows for each of the years in the three-year period ended August 31, 2005. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with Canadian generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these financial statements present fairly, in all material respects, the financial position of the Company as at August 31, 2005 and 2004, and the results of its operations and its cash flows for each of the years in the three-year period ended August 31, 2005 in accordance with Canadian generally accepted accounting principles.

PricewaterhouseCoopers LLP

Chartered Accountants

Calgary, Alberta

Safetymaster Rentals Corporation

Balance Sheets

	May 31,		August 31,
	2006 $ (Unaudited)	2005 $	2004 $
Assets			
Current assets			
Cash and cash equivalents	18,420	155,651	-
Accounts receivable	1,280,432	1,033,038	788,983
Prepaid expenses	7,812	50,626	49,863
	1,306,664	1,239,315	838,846
Property and equipment (note 3)	1,476,675	979,192	1,128,533
Due from shareholder (note 6)	157,456	-	-
Due from related parties (note 4)	368,213	164,836	205,182
	3,309,008	2,383,343	2,172,561
Liabilities			
Current liabilities			
Bank indebtedness (note 5)	-	-	231,514
Accounts payable and accrued liabilities	360,779	344,967	192,309
Accrued management remuneration	1,297,000	770,500	478,000
Income taxes payable	807	26,821	-
Due to related parties (note 4)	3,165	3,165	100,659
Callable debt (note 7)	15,615	21,067	83,907
Current portion of long-term debt (note 8)	121,105	35,301	101,109
Shareholder advances (note 6)	-	674	99,246
	1,798,471	1,202,495	1,286,744
Long-term debt (note 8)	128,895	-	35,301
Future income taxes (note 13)	18,954	35,908	24,658
	1,946,320	1,238,403	1,346,703
Shareholder's Equity			
Share capital (note 9)	100	100	100
Retained earnings	1,362,588	1,144,840	825,758
	1,362,688	1,144,940	825,858
	3,309,008	2,383,343	2,172,561

Commitments (note 10)

Approved on behalf of Petrowest Energy Services Trust by Petrowest Energy Services General Partner Ltd., as Administrator

(signed) "*Kenneth N. Drysdale*"
Director

(signed) "*D. Hugh Gillard*"
Director

Safetymaster Rentals Corporation

Statements of Earnings and Retained Earnings

	Three months ended May 31,		Nine months ended May 31,		Years ended August 31,		
	2006 $ (Unaudited)	2005 $ (Unaudited)	2006 $ (Unaudited)	2005 $ (Unaudited)	2005 $	2004 $	2003 $
Revenue from rentals	1,652,345	868,872	5,262,734	3,548,956	4,612,493	3,274,653	2,257,456
Expenses							
Operating and administrative	1,264,587	720,871	3,530,027	2,344,445	3,139,234	2,325,288	1,911,722
Amortization	64,869	41,726	187,184	127,871	172,799	282,134	192,240
Interest on long-term debt	6,417	2,761	11,814	9,941	14,545	14,719	486
Management bonus	375,000	36,000	1,297,000	772,000	880,500	478,000	18,000
	1,710,873	801,358	5,026,025	3,254,257	4,207,078	3,100,141	2,122,448
Net (loss) earnings from operations	(58,528)	67,514	236,709	294,699	405,415	174,512	135,008
Gain (loss) on disposal of property and equipment	-	(9,860)	17,992	(24,818)	(8,895)	25,817	61,508
(Loss) earnings before income taxes	(58,528)	57,654	254,701	269,881	396,520	200,329	196,516
Income tax expense (recovery) (note 13)	(6,840)	11,770	36,953	54,404	77,438	35,698	45,136
(Loss) earnings for the period	(51,688)	45,884	217,748	215,477	319,082	164,631	151,380
Retained earnings – Beginning of period	1,414,276	995,351	1,144,840	825,758	825,758	677,102	525,722
Dividend	-	-	-	-	-	(15,975)	-
Retained earnings – End of period	1,362,588	1,041,235	1,362,588	1,041,235	1,144,840	825,758	677,102

Safetymaster Rentals Corporation

Statements of Cash Flows

	Three months ended May 31,		Nine months ended May 31,		Years ended August 31,		
	2006 $ (Unaudited)	2005 $ (Unaudited)	2006 $ (Unaudited)	2005 $ (Unaudited)	2005 $	2004 $	2003 $
Cash provided by (used in)							
Operating activities							
(Loss) earnings for the period	(51,688)	45,884	217,748	215,477	319,082	164,631	151,380
Items not affecting cash							
Amortization	64,869	41,726	187,184	127,871	172,799	282,134	192,240
Loss (gain) on disposal of property and equipment	-	9,860	(17,992)	24,818	8,895	(25,817)	(61,508)
Future income tax (recovery) expense	(11,739)	(1,597)	(16,954)	1,802	11,250	(5,923)	4,400
	1,442	95,873	369,986	369,968	512,026	415,025	286,512
Changes in non-cash working capital*	994,163	832,507	311,718	480,355	227,161	188,866	84,233
	995,605	928,380	681,704	850,323	739,187	603,891	370,745
Investing activities							
Acquisition of property and equipment	(32,988)	-	(733,573)	(253,748)	(278,182)	(957,774)	(330,084)
Proceeds from disposal of property and equipment	-	2,100	66,898	220,829	245,829	341,883	148,862
	(32,988)	2,100	(666,675)	(32,919)	(32,353)	(615,891)	(181,222)
Financing activities							
Proceeds from callable and long-term debt	-	28,140	250,000	28,140	-	300,000	28,924
Repayment of callable and long-term debt	(604)	(64,405)	(40,753)	(104,888)	(163,949)	(100,894)	(57,580)
Payment of dividend	-	-	-	-	-	(15,975)	-
Repayment of shareholder advances	(407,642)	(210,684)	(158,130)	(111,313)	(98,572)	(290,039)	(5,073)
Redemption of preferred shares	-	-	-	-	-	(113,590)	(100,000)
Repayment of note payable	-	-	-	-	-	(19,744)	-
Advances (to) from related parties	(51,042)	(140,691)	(203,377)	(64,942)	(57,148)	(83,680)	1,506
	(459,288)	(387,640)	(152,260)	(253,003)	(319,669)	(323,922)	(132,223)
Increase (decrease) in cash	503,329	542,840	(137,231)	564,401	387,165	(335,922)	57,300
(Bank indebtedness) cash and cash equivalents– Beginning of period	(484,909)	(209,953)	155,651	(231,514)	(231,514)	104,408	47,108
Cash and cash equivalents (bank indebtedness) – End of period	18,420	332,887	18,420	332,887	155,651	(231,514)	104,408
Supplemental information							
Interest paid	15,740	3,601	20,183	17,636	20,474	17,699	7,051
Income taxes paid	17,700	10,200	83,285	40,321	50,521	33,834	41,902

* Changes in non-cash working capital includes changes in accounts receivable, prepaid expenses, accounts payable and accrued liabilities, accrued management bonus and income taxes payable.

1 Nature of business

Safetymaster Rentals Corporation (the "Company") was incorporated under the Business Corporations Act (Alberta) on January 22, 1997. Its principal focus is on the supply of safety equipment rentals.

The Company's business is considered to have some seasonality, with peak levels generally in the first and fourth calendar year quarters.

2 Summary of significant accounting policies

The financial statements are stated in Canadian dollars and have been prepared in accordance with Canadian generally accepted accounting principles.

Cash and cash equivalents

Included in cash and cash equivalents are bank overdrafts.

Property and equipment

Property and equipment are recorded at cost less accumulated amortization. Equipment is amortized using the declining balance method over their estimated useful lives at the following rates:

Airplane	15%
Equipment rentals and airplane	15%
Trailers rentals	15%
Vehicles	15%

Management assesses the carrying amount of property and equipment for impairment when facts and circumstances indicate a potential impairment. If it is determined that the estimated net recoverable amount is less than the net carrying amount, a writedown to the asset's fair value is recognized during the period.

Future income taxes

The Company uses the liability method of income tax allocation in accounting for income taxes. Under this method, future income tax assets and liabilities are determined based on temporary differences between the financial reporting and income tax bases of assets and liabilities, and measured using the substantively enacted income tax rates and laws that will be in effect when the temporary differences are expected to reverse.

Measurement uncertainty

The preparation of financial statements in conformity with Canadian generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amount of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the period. Such estimates include providing amortization of property and equipment and recoverability of accounts receivable. Actual results could differ from these estimates.

Revenue recognition

Revenue is recognized over the equipment rental period and when collectibility is reasonably assured.

3 Property and equipment

			May 31, 2006
	Cost $	Accumulated amortization $	Net $ (Unaudited)
Airplane	343,718	180,684	163,034
Equipment rentals	1,213,956	638,146	575,810
Trailer rentals	754,833	293,252	461,581
Vehicles	359,022	82,772	276,250
	2,671,529	1,194,854	1,476,675

			August 31, 2005
	Cost $	Accumulated amortization $	Net $
Airplane	343,718	109,693	234,025
Equipment rentals	958,980	618,861	340,119
Trailer rentals	453,641	234,742	218,899
Vehicles	258,966	72,817	186,149
	2,015,305	1,036,113	979,192

			August 31, 2004
	Cost $	Accumulated amortization $	Net $
Airplane	341,969	68,394	273,575
Equipment rentals	967,132	578,176	388,956
Trailer rentals	479,799	217,426	262,373
Vehicles	291,522	87,893	203,629
	2,080,422	951,889	1,128,533

4 Due to (from) related parties

These amounts refer to balances due to (from) companies controlled by the shareholders or family members of the shareholder of the company and are non-interest bearing, unsecured and have no fixed repayment terms.

5 Bank indebtedness

The line of credit is due on demand with maximum borrowings of $600,000, and interest at prime plus 1.0%. Security is provided by a general security agreement covering all assets of the Company.

6 Shareholder advances and due from shareholder

The amounts due to/from the shareholder are non-interest bearing, unsecured and have no fixed repayment terms.

7 Callable debt

	May 31,		August 31,
	2006 $ (Unaudited)	2005 $	2004 $
Bank loan, due on demand and repayable in monthly instalments of $900, including interest at a rate of prime plus 1.25% per annum and security is provided through a general security agreement.	15,615	21,067	83,907

Debt principal repayment amounts as at August 31, 2005 are as follows:

	$
2006	9,888
2007	10,446
2008	733
	21,067

8 Long-term debt

	May 31,	August 31,	
	2006 **$** (Unaudited)	**2005** **$**	**2004** **$**
Loan from a company controlled by a family member of a shareholder of the company, due in January 2006 and repayable in monthly instalments of $8,955, including interest at the rate of prime plus 2.5% per annum.	-	35,301	136,410
Loan from a company controlled by a family member of a shareholder of the company, due in November 2007 and repayable in monthly instalments of $11,103, including interest at the rate of prime plus 1.5% per annum	250,000	-	-
	250,000	35,301	136,410
Less: Amount due within one year	(121,105)	(35,301)	(101,109)
	128,895	-	35,301

Security for the loans includes a shareholder guarantee.

9 Share capital

Authorized

Unlimited number of Class A, voting, common shares
Unlimited number of Class B, voting, common shares
Unlimited number of Class C, non-voting, non-cumulative, redeemable, retractable, preferred shares
Unlimited number of Class D, non-voting, non-cumulative, redeemable, retractable, preferred shares
2,000 Class E special voting shares
Unlimited number of Class F, non-voting common shares

Issued

	May 31,	August 31,	
	2006 **$** (Unaudited)	**2005** **$**	**2004** **$**
100 Class A common shares	100	100	100

During 2003 and 2004, the Company redeemed the Class "C" preferred shares at $1,000 per share for total payment of $100,000 and $113,550, respectively.

10 Commitments

Leases

Under the terms of operating lease agreements, the Company will be required to make annual rental payments as follows:

	$
2006	66,000
2007	66,000
2008	66,000
2009	66,000
2010	38,000

Guarantee

The Company has given a corporate guarantee limited to $195,000 for a bank loan in the name of the spouse of the shareholder. The carrying amount of this loan is $99,682.

11 Related party transactions

	Three months ended May 31,		Nine months ended May 31,		Years ended August 31,		
	2006 $ (Unaudited)	2005 $ (Unaudited)	2006 $ (Unaudited)	2005 $ (Unaudited)	2005 $	2004 $	2003 $
General and administrative expense Paid to company controlled by a family member of a shareholder	79,930	90,725	156,279	112,302	154,040	100,863	30,947
Paid to a family member of a shareholder	16,500	36,000	49,500	72,000	101,800	111,302	109,456
Paid to company 50% owned by a shareholder	8,155	1,391	8,155	1,391	5,400	-	9,447
Accounts payable owed to companies controlled by a family member of a shareholder	85,006	44,175	85,006	64,000	105,470	47,652	24,611
Management fees received from company by a family member of a shareholder	-	-	-	20,000	20,000	200	100,000

These transactions have been recorded at the exchange amount.

12 Financial instruments

Fair value

The carrying value of cash and cash equivalents, accounts receivable, bank indebtedness, accounts payable and accrued liabilities, accrued management remuneration, callable debt and long-term debt, approximate their fair value due to the relatively short term to maturity of the instruments and interest rates attached to the instruments. The fair value of amounts due to (from) related parties and shareholder advances are not practicably determinable since they do not have any specified terms.

Credit risk

The Company is exposed to credit risk on the accounts receivable from its customers. In order to reduce its credit risk, the Company has adopted credit policies which include the analysis of the financial position of its customers and the regular review of their credit limits.

During the period ended May 31, 2006, 32% (unaudited) (May 31, 2005 – 40% (unaudited); August 31, 2005 – 32%; August 31, 2004 – 22%; August 31, 2003 – 35%) of the Company's sales were to two customers. As at May 31, 2006, the Company had accounts receivable of 48% (August 31, 2005 –31%; 2004 – 41%) from two customers.

13 Income taxes

The income tax provision recorded differs from the income tax obtained by applying the statutory income tax rates to the earnings for the period and is reconciled as follows:

	Three months ended May 31,		Nine months ended May 31,		Years ended August 31,		
	2006 $ (Unaudited)	2005 $ (Unaudited)	2006 $ (Unaudited)	2005 $ (Unaudited)	2005 $	2004 $	2003 $
(Loss) earnings before income taxes	(58,528)	57,654	254,701	269,881	396,520	200,329	196,516
Combined statutory rates	16.12%	16.20%	16.12%	16.20%	16.12%	16.87%	19.66%
Calculated expected income taxes	(9,435)	9,340	41,058	43,721	63,919	33,796	38,635
Increase (decrease)							
Non-deductible expenses	2,764	2,430	5,182	4,860	5,279	5,328	5,338
Rate change and other	(169)	-	(9,287)	5,823	8,240	(3,426)	1,163
	(6,840)	11,770	36,953	54,404	77,438	35,698	45,136
Represented by							
Current income tax provision	4,899	13,367	53,907	52,602	66,188	41,621	40,736
Future income tax provision (recovery)	(11,739)	(1,597)	(16,954)	1,802	11,250	(5,923)	4,400
	(6,840)	11,770	36,953	54,404	77,438	35,698	45,136

The component of future income tax liability is as follows:

	May 31,		August 31,
	2006 $ (Unaudited)	2005 $	2004 $
Carrying value of property and equipment in excess of tax values	18,954	35,908	24,658

14 Segmented information

In the opinion of management, the Company has only one business segment, which is the business of safety equipment rentals.

15 Subsequent events

Initial public offering

On August 28, 2006, Petrowest Energy Services Trust (the "Trust") filed a prospectus relating to the initial public offering of up to 14 million trust units for $10 per unit (the "Offering"). Costs of the Offering are estimated to be $2.0 million, and fees payable to the underwriters are estimated to be $8.4 million, resulting in net proceeds of $129.6 million.

The Trust, through a subsidiary, acquired 100% of the shares of the Company and all outstanding shareholder loans for $3,480,855 and 522,128 Trust units at a deemed price of $10 per unit. The cash payment will be adjusted post-closing for changes in working capital, long-term debt and shareholder loans to the date of closing.

Neuwest Equipment Rentals Inc.

Financial Statements
April 30, 2006
October 31, 2005 and 2004



PricewaterhouseCoopers LLP
Chartered Accountants
111 5th Avenue SW, Suite 3100
Calgary, Alberta
Canada T2P 5L3
Telephone +1 (403) 509 7500
Facsimile +1 (403) 781 1825

May 5, 2006
(except as to note 16, which is as of August 28, 2006)

Auditors' Report

To the Shareholders of
Neuwest Equipment Rentals Inc.

We have audited the balance sheets of **Neuwest Equipment Rentals Inc.** as at October 31, 2005 and 2004 and the statements of earnings (loss) and retained earnings (deficit) and cash flows for each of the years in the three-year period ended October 31, 2005. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with Canadian generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these financial statements present fairly, in all material respects, the financial position of the Company as at October 31, 2005 and 2004 and the results of its operations and its cash flows for each of the years in the three-year period ended October 31, 2005 in accordance with Canadian generally accepted accounting principles.

PricewaterhouseCoopers LLP

Chartered Accountants

Calgary, Alberta

Neuwest Equipment Rentals Inc.

Balance Sheets

	April 30,		October 31,
	2006	2005	2004
	$ (Unaudited)	$	$
Assets			
Current assets			
Cash	375,573	167,772	29,160
Accounts receivable	1,424,733	777,879	127,219
Prepaid expenses and deposits	32,285	250	-
	1,832,591	945,901	156,379
Property and equipment (note 3)	2,444,996	1,176,552	37,500
Deposit in trust (note 4)	250,000	250,000	-
Interest receivable	14,930	8,680	-
Future income taxes (note 12)	69,481	28,901	-
	4,611,998	2,410,034	193,879
Liabilities			
Current liabilities			
Accounts payable and accrued liabilities	34,023	435	3,012
Income taxes payable	219,374	63,360	22,635
Current portion of long-term debt (note 5)	9,678	23,439	-
Current portion of capital lease obligations (note 6)	408,044	244,832	-
Shareholder advances (note 7)	528,870	403,870	37,050
Due to employee profit sharing plan (note 8)	375,000	375,000	-
	1,574,989	1,110,936	62,697
Long-term debt (note 5)	11,613	17,580	-
Capital lease obligations (note 6)	1,894,226	930,312	-
	3,480,828	2,058,828	62,697
Shareholders' Equity			
Share capital (note 9)	500	500	500
Retained earnings	1,130,670	350,706	130,682
	1,131,170	351,206	131,182
	4,611,998	2,410,034	193,879

Basis of presentation (note 1)

Commitments (note 10)

Approved by the Board of Directors

Approved on behalf of Petrowest Energy Services Trust by Petrowest Energy Services General Partner Ltd., as Administrator

(signed) "*Kenneth N. Drysdale*"
Director

(signed) "*D. Hugh Gillard*"
Director

Neuwest Equipment Rentals Inc.

Statements of Earnings (Loss) and Retained Earnings (Deficit)

	Three months ended April 30,		Six months ended April 30,		Years ended October 31,		
	2006 $ (Unaudited)	2005 $ (Unaudited)	2006 $ (Unaudited)	2005 $ (Unaudited)	2005 $	2004 $	2003 $
Revenue from leases	1,467,502	387,747	2,625,592	786,872	2,070,456	1,376,210	425,560
Revenue from sale of leased equipment	-	-	-	11,061	11,061	-	-
	1,467,502	387,747	2,625,592	797,933	2,081,517	1,376,210	425,560
Expenses							
Cost of rentals	701,633	232,552	1,187,847	425,743	1,088,488	936,885	401,599
Administration	113,884	39,695	175,352	63,791	167,802	266,398	26,897
Amortization	144,337	1,951	287,454	3,956	202,603	6,720	6,065
Interest on debt	16,516	-	51,332	12	1,821	497	139
Employee profit sharing plan expense	-	-	-	-	375,000	-	-
	976,370	274,198	1,701,985	493,502	1,835,714	1,210,500	434,700
	491,132	113,549	923,607	304,431	245,803	165,710	(9,140)
Other income							
Interest revenue	2,083	2,604	6,250	2,604	8,680	11	-
Earnings (loss) before income taxes	493,215	116,153	929,857	307,035	254,483	165,721	(9,140)
Income tax expense (note 12)	79,506	18,910	149,893	49,985	34,459	22,635	-
Net earnings (loss) for the period	413,709	97,243	779,964	257,050	220,024	143,086	(9,140)
Retained earnings (deficit) – Beginning of period	716,961	290,489	350,706	130,682	130,682	(12,404)	(3,264)
Retained earnings (deficit) – End of period	1,130,670	387,732	1,130,670	387,732	350,706	130,682	(12,404)

Basis of presentation (note 1)

Neuwest Equipment Rentals Inc.

Statements of Cash Flows

	Three months ended April 30,		Six months ended April 30,		Years ended October 31,		
	2006 $ (Unaudited)	2005 $ (Unaudited)	2006 $ (Unaudited)	2005 $ (Unaudited)	2005 $	2004 $	2003 $
Cash provided by (used in)							
Operating activities							
Net earnings (loss) for the period	413,709	97,253	779,964	257,050	220,024	143,086	(9,140)
Items not affecting cash							
Amortization	144,337	1,951	287,454	3,956	202,603	6,720	6,065
Gain on sale of rental equipment	-	-	-	(11,061)	(11,061)	-	-
Future income tax expense (recovery)	(7,558)	-	(40,580)	-	(28,901)	-	-
	550,488	99,204	1,026,838	249,945	382,665	149,806	(3,075)
Changes in non-cash working capital							
Accounts receivable	(247,263)	(35,161)	(646,854)	(149,417)	(650,660)	(96,513)	5,905
Income taxes payable	99,366	(3,735)	156,014	27,350	40,725	22,635	-
Prepaid expenses and deposits	20,851	4,460	(32,035)	(10,407)	(250)	-	-
Accounts payable and accrued liabilities	(29,674)	7,933	33,588	4,892	(2,577)	(6,424)	8,436
Interest receivable	(2,083)	(2,604)	(6,250)	(2,604)	(8,680)	-	-
	391,685	70,097	531,301	119,759	(238,777)	69,504	11,266
Financing activities							
Repayments of long-term debt and capital lease obligations	(128,778)	-	(257,327)	-	(88,504)	-	-
Advances from (to) shareholder	-	-	125,000	366,820	366,820	(37,450)	-
Receipt of employee profit sharing plan loan	-	-	-	-	375,000	-	-
	(128,778)	-	(132,327)	366,820	653,316	(37,450)	-
Investing activities							
Purchases of property and equipment	-	(5,250)	(191,173)	(5,250)	(44,427)	(18,550)	-
Proceeds on disposal of property and equipment	-	-	-	18,500	18,500	-	
Deposits in trust	-	-	-	(250,000)	(250,000)	-	-
	-	(5,250)	(191,173)	(236,750)	(275,927)	(18,550)	-
Increase (decrease) in cash	262,907	64,847	207,801	249,829	138,612	13,504	11,266
Cash – Beginning of period	112,666	214,142	167,772	29,160	29,160	15,656	4,390
Cash – End of period	375,573	278,989	375,573	278,989	167,772	29,160	15,656
Supplementary cash flow information							
Interest paid	16,516	-	51,372	12	1,821	497	139
Income taxes	-	-	-	-	22,635	-	-
Non-cash investing and financing activities							
Acquisition of capital assets through capital lease obligations and long-term debt	-	-	1,364,725	-	1,304,667	-	-

1 Nature of operations and basis of presentation

Neuwest Equipment Rentals Inc. (the "Company") is incorporated under the laws of the Province of Nova Scotia. Its principal business activity is heavy equipment rentals.

These financial statements are prepared on the going concern basis, which assumes that the Company will be able to realize its assets and discharge its liabilities in the normal course of business for the foreseeable future. The Company expects to continue normal operations with continued shareholder support, the company receiving future financing and the Company renting equipment to the related party as described in note 13. The outcome of these events is uncertain at this time. These financial statements do not include any adjustments to the amounts and classification of assets and liabilities that may be necessary should the Company be unable to continue as a going concern. These adjustments may be material.

2 Summary of significant accounting policies

These financial statements are stated in Canadian dollars and have been prepared in accordance with Canadian generally accepted accounting principles.

Cash and cash equivalent

Included in cash and cash equivalents are bank overdrafts.

Revenue recognition

Revenue is recognized over the rental period and when collection is reasonably assured.

Property and equipment

Property and equipment are initially recorded at cost. Amortization is provided using the declining balance method at rates intended to amortize the cost of assets over their estimated useful lives.

Containers	30%
Furniture	20%
Heavy rental equipment	30%
Rental equipment	20%
Vehicle equipment	30%

Management assesses the carrying amount of property and equipment for impairment when facts and circumstances indicate a potential impairment. If it is determined that the estimated net recoverable amount is less than the net carrying amount, a write-down to the asset's fair value is recognized during the period.

Future income taxes

The Company uses the liability method of tax allocation in accounting for income taxes. Under this method, future tax assets and liabilities are determined based on temporary differences between the financial reporting and tax bases of assets and liabilities, and measured using the substantially enacted tax rates and laws that will be in effect when the temporary differences are expected to reverse.

Measurement uncertainty

The preparation of financial statements in conformity with Canadian generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the period. Such estimates include providing amortization of property and equipment, recoverability of accounts receivable and the going concern assumption. Actual results could differ from these estimates.

3 Property and equipment

			April 30, 2006
	Cost $	Accumulated amortization $	Net $ (Unaudited)
Containers	5,250	1,460	3,790
Furniture	10,848	603	10,245
Heavy rental equipment under capital lease	2,769,452	464,108	2,305,344
Rental equipment	135,077	33,510	101,567
Vehicle equipment	26,000	1,950	24,050
	2,946,627	501,631	2,444,996

			October 31, 2005
	Cost $	Accumulated amortization $	Net $
Containers	5,250	788	4,462
Furniture	448	45	403
Heavy rental equipment under capital lease	1,263,259	189,578	1,073,681
Rental equipment	119,507	21,501	98,006
	1,388,464	211,912	1,176,552

	October 31, 2004		
	Cost $	Accumulated amortization $	Net $
Rental equipment	53,719	16,219	37,500

4 Deposit in trust

The Company was required to place $250,000 in trust to a vendor in order to obtain leases. The deposit will earn interest at the prime rate for 36 months.

5 Long-term debt

During the year, the Company purchased equipment through a twenty-four month loan at an interest rate of 7.5%. Future amounts repayable are as follows:

	$
2006	9,678
2007	11,613
	21,291

The Company currently has a demand operating loan available to the amount of $105,000 at the bank's prime lending rate plus 1.50%. As at October 31, 2005, the Company had not drawn on this credit facility.

6 Capital lease obligations

	April 30,	October 31,	
	2006 $ (Unaudited)	2005 $	2004 $
Obligations are repayable in 48 monthly blended payments ranging from $3,234 to $5,435 plus a lump sum payment ranging from $42,000 to $54,222 on either October 31, 2005 or December 31, 2005. Interest rates range from 6.20% to 6.70%.	1,195,491	440,014	-
Obligations are repayable in 48 to 60 monthly blended payments ranging from $5,574 to $8,081 plus a lump sum payment of $258,386 on October 31, 2009, and a lump sum payment of $137,629 on December 31, 2010. Interest rates range from 5.90% to 6.50%.	1,106,779	735,130	-
	2,302,270	1,175,144	-
Less: Current portion	(408,044)	(244,832)	-
	1,894,226	930,312	-

Future amounts repayable as at October 31, 2005 are as follows:

	$
2006	260,746
2007	194,499
2008	207,215
2009	450,757
2010	138,312
	1,251,529
Less: Imputed interest	(76,385)
	1,175,144

The two shareholders have placed personal guarantees to the amount of $1,136,250 (unaudited) (December 31, 2005 – $350,000; 2004 – $nil) each. The leases obligations security is provided by the related leased assets.

7 Shareholder advances

The amounts due to the shareholder are unsecured, interest free and repayable on demand.

8 Employee profit sharing plan

During 2005, the Company established a formal employee profit sharing plan, whereby accumulated undistributed profits of Neuwest Equipment Rentals Inc. and companies owned by the shareholders may be distributed to a trust. For the fiscal year of 2005, there was a distribution of profits of $375,000 under this plan (2004 – $nil), which was then loaned back to the Company with no set repayment terms. In the first half of 2006, a payment of $nil was distributed under the plan.

9 Share capital

Authorized
- 500 voting common shares
- 40,000 voting preferred shares

Issued and outstanding

	April 30,		October 31,
	2006 $ (Unaudited)	2005 $	2004 $
500 common shares	500	500	500

10 Commitments

The future maximum operating lease payments as at October 31, 2005 over the next five years for equipment are as follows:

	$
2006	933,618
2007	768,408
2008	768,408
2009	655,357
2010	162,841
	3,288,632

Shareholders placed personal guarantees to the amount of $2,095,044 (2005 –$117,175), in order to obtain the equipment under the operating lease agreements with various vendors.

11 Financial instruments

Fair value

The carrying value of cash, accounts receivable, interest receivable and accounts payable and accrued liabilities approximate their fair value due to the relatively short period to maturity of the instruments. The fair value of shareholder advance and due to employee profit sharing plan is not practicably determinable since it does not have any specified terms. The fair value of long-term debt, capital lease obligations and deposit in trust approximates carrying value as the interest rates applicable to these loans approximate market rates.

Credit risk

The Company is exposed to credit risk on the accounts receivable from its customers. In order to reduce its credit risk, the Company has adopted credit policies, that include the analysis of the financial position of its customers and the regular review of their credit limits.

As at April 30, 2006, 92% (unaudited) (October 31, 2005 – 81%; October 31, 2004 – 73%) of the accounts receivable of the Company were from three customers.

Interest rate risk

The Company is exposed to interest rate price risk in respect of its capital leases and long-term debt, which bear fixed rates of interest.

12 Income taxes

The income tax provision recorded differs from the income tax obtained by applying the statutory income tax rate as follows:

	Three months ended April 30,		Six months ended April 30,		Years ended October 31,		
	2006 $ (Unaudited)	2005 $ (Unaudited)	2006 $ (Unaudited)	2005 $ (Unaudited)	2005 $	2004 $	2003 $
Earnings (loss) before income taxes	493,215	116,153	929,857	307,035	254,483	165,721	(9,140)
Combined statutory rate	16.12%	16.28%	16.12%	16.28%	16.12%	16.53%	17.33%
Calculated expected income taxes	79,506	18,910	149,893	49,985	41,023	27,394	(1,584)
Increase (decrease):							
Non-deductible	-	-	-	-	941	-	-
Rate change	-	-	-	-	(7,505)	(4,759)	1,584
	79,506	18,910	149,893	49,985	34,459	22,635	-
Represented by							
Current provision	87,064	18,910	190,473	49,985	63,360	22,635	-
Future tax recovery	(7,558)	-	(40,580)	-	(28,901)	-	-
	79,506	18,910	149,893	49,985	34,459	22,635	-

The component of future income taxes is as follows:

	April 30,	October 31,	
	2006 $ (Unaudited)	2005 $	2004 $
Tax basis of property and equipment in excess of carrying value	69,481	28,901	-

13 Related party disclosure

The Company entered into a number of related party transactions with companies controlled by the shareholders or companies controlled by family members of the shareholders, which were a part of the normal course of operations. Such transactions included revenues of $nil for the interim period ending April 30, 2006 (unaudited) (years ending October 31, 2005 – $951,082; 2004 – $1,247,666; 2003 – $394,899). For the interim period of April 30, 2006 there were no related party revenues earned. See note 15 for further details.

The Company also entered into incurred consulting fees with a related party for the amount of $58,166 and $36,000 for the six month period ending April 30, 2006 and 2005 respectively (unaudited) (years ending October 31, 2005 – $96,000; 2004 – $186,291; 2003 – $nil).

As at October 31, 2005, outstanding accounts receivables from related parties amounted to $288,424 (2004 – $27,147). No amounts are outstanding at April 30, 2006.

All related party transactions have been recorded at the exchange amount.

14 Segmented information

In the opinion of management, the Company has only one business segment, which is the business of equipment rentals and sales in Canada.

15 Economic dependence

During the six-month period ended April 30, 2006, 94% (April 30, 2005 – 89%) (unaudited) (year ended October 31, 2005 – 86% (each customer at 46%, 21% and 19%); October 31, 2004 – 94% (each customer at 54%, 37% and 3%)) of the Company's sales were to three customers. For the year ended October 31, 2003 revenue from one customer totalled 93%. A portion of these sales were to related parties (note 13).

16 Subsequent events

Initial public offering

On August 28, 2006, Petrowest Energy Services Trust (the "Trust") filed a prospectus relating to the initial public offering of up to 14 million trust units for $10 per unit (the "Offering"). Costs of the Offering are estimated to be $2.0 million, and fees payable to the underwriters are estimated to be $8.4 million, resulting in net proceeds of $129.6 million.

The Trust, through a subsidiary, acquired 100% of the shares of the Company and all outstanding shareholder loans for $4,153,405 and 623,010 Trust units at a deemed price of $10 per unit. The cash payment will be adjusted post-closing for changes in working capital, long-term debt and shareholder loans to the date of closing.

Northern Tractor Sales and Rental

Combined Financial Statements
March 31, 2006
September 30, 2005 and 2004



PricewaterhouseCoopers LLP
Chartered Accountants
111 5th Avenue SW, Suite 3100
Calgary, Alberta
Canada T2P 5L3
Telephone +1 (403) 509 7500
Facsimile +1 (403) 781 1825

May 5, 2006
(except for note 15, which is as at August 28, 2006)

Auditors' Report

To the Shareholders of
Fitzpatrick Co. Ltd. and Northern Tractor Sales and Rental Co. Ltd.

We have audited the combined balance sheets of **Northern Tractor Sales and Rental** as at September 30, 2005 and 2004, and the combined statements of earnings and retained earnings and cash flows for each of the years in the three-year period ended September 30, 2005. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these combined financial statements based on our audits.

We conducted our audits in accordance with Canadian generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these combined financial statements present fairly, in all material respects, the financial position of the Company as at September 30, 2005 and 2004, and the results of its operations and its cash flows for each of the years in the three-year period ended September 30, 2005 in accordance with Canadian generally accepted accounting principles.

PricewaterhouseCoopers LLP

Chartered Accountants

Calgary, Alberta

Northern Tractor Sales and Rental

Combined Balance Sheets

	March 31,		September 30,
	2006 $ (Unaudited)	2005 $	2004 $
Assets			
Current assets			
Cash	2,600,489	501,179	581,783
Accounts receivable	1,844,782	1,109,786	827,942
Inventory	52,000	52,000	-
Prepaid expenses and deposits	16,437	16,437	-
	4,513,708	1,679,402	1,409,725
Property and equipment (note 3)	16,861,836	14,771,338	10,053,548
Investments (note 4)	19,744	19,847	19,946
Due from related party (note 5)	2,380,849	3,437,608	1,880,000
	23,776,137	19,908,195	13,363,219
Liabilities			
Current liabilities			
Bank indebtedness (note 6)	7,541,000	8,029,412	5,034,172
Accounts payable and accrued liabilities	761,016	762,157	457,737
Income taxes payable	129,834	153,996	102,808
Shareholder advances (note 9)	335,156	354,889	437,974
Current portion of long-term debt (note 7)	44,391	43,243	50,000
Current portion of capital lease obligation (note 8)	1,800,564	603,982	-
Accrued management bonus	2,000,000	-	-
Liability component of preferred shares (note 10)	999,998	999,998	999,998
	13,611,959	10,947,677	7,082,689
Long-term debt (note 7)	796,354	825,741	338,899
Capital lease obligations (note 8)	1,736,389	954,804	-
Future income taxes (note 11)	972,116	899,340	779,539
	17,116,818	13,627,562	8,201,127
Shareholders' Equity			
Share capital (note 10)	161,077	161,077	161,077
Retained earnings	6,498,242	6,119,556	5,001,015
	6,659,319	6,280,633	5,162,092
	23,776,137	19,908,195	13,363,219

Basis of presentation (note 1)
Contingency (note 13)

Approved on behalf of Petrowest Energy Services Trust by Petrowest Energy Services General Partner Ltd., as Administrator

(signed) "*Kenneth N. Drysdale*"
Director

(signed) "*D. Hugh Gillard*"
Director

Northern Tractor Sales and Rental

Combined Statements of Earnings and Retained Earnings

	Three months ended March 31,		Six months ended March 31		Years ended September 30,		
	2006 $ (Unaudited)	2005 $ (Unaudited)	2006 $ (Unaudited)	2005 $ (Unaudited)	2005 $	2004 $	2003 $
Revenue from rentals	2,075,248	1,193,439	4,288,338	2,895,186	5,983,777	5,037,760	4,915,040
Gain on disposal of rental equipment	515,644	160,069	814,227	261,160	448,991	327,963	293,838
	2,590,892	1,353,508	5,102,565	3,156,346	6,432,768	5,365,723	5,208,878
Direct expenses							
Operating and administrative	637,121	439,256	1,288,423	793,072	2,470,359	2,214,124	2,103,708
Amortization	563,546	425,595	1,130,507	837,242	1,859,736	1,736,118	1,626,524
Interest – current	106,268	-	106,268	-	293,516	231,094	15,846
Interest on long-term debt and capital lease obligation	33,186	70,902	168,116	127,050	36,571	20,162	203,715
Management bonus	1,000,000	171,825	2,000,000	331,869	456,500	217,000	379,500
	2,340,121	1,107,578	4,693,314	2,089,233	5,116,682	4,418,498	4,329,293
	250,771	245,930	409,251	1,067,113	1,316,086	947,225	879,585
Other revenue (expense)							
Interest income	27,048	5,063	42,211	11,508	22,645	4,695	55,566
Write down of investments	-	-	-	-	-	-	(100,206)
Earnings before income taxes	277,819	250,993	451,462	1,078,621	1,338,731	951,920	834,945
Income tax expense (note 11)	44,784	40,661	72,776	174,737	220,190	167,611	146,583
Net earnings for the period	233,035	210,332	378,686	903,884	1,118,541	784,309	688,362
Retained earnings – Beginning of period	6,265,207	5,694,567	6,119,556	5,001,015	5,001,015	5,105,006	4,416,644
Dividends	-	-	-	-	-	(888,300)	-
Retained earnings – End of period	6,498,242	5,904,899	6,498,242	5,904,899	6,119,556	5,001,015	5,105,006

Basis of presentation (note 1)

Northern Tractor Sales and Rental

Combined Statements of Cash Flows

	Three months ended March 31,		Six months ended March 31,		Years ended September 30,		
	2006 $ (Unaudited)	2005 $ (Unaudited)	2006 $ (Unaudited)	2005 $ (Unaudited)	2005 $	2004 $	2003 $
Cash provided by (used in)							
Operating activities							
Net earnings for the period	233,035	210,332	378,686	903,884	1,118,541	784,309	688,362
Items not affecting cash							
Amortization	563,546	425,595	1,130,507	837,242	1,859,736	1,736,118	1,626,524
Write-down of investments	-	-	-	-	-	-	100,206
Gain on disposal of rental equipment	(515,644)	(160,069)	(814,227)	(261,160)	(448,991)	(327,963)	(293,838)
Future income taxes	44,784	25,931	72,776	162,109	119,801	19,197	140,398
	325,721	501,789	767,742	1,642,075	2,649,087	2,211,661	2,261,652
Changes in working capital							
Accounts receivable	(413,183)	(149,638)	(734,996)	(353,919)	(281,844)	75,639	(195,092)
Prepaid expenses and deposits	-	3,677	-	(8,580)	(16,437)	62,501	(27,301)
Inventory	-	-	-	-	(52,000)	-	-
Accounts payable and accrued liabilities	148,121	(92,484)	(1,141)	(65,507)	304,420	(256,644)	449,411
Income taxes payable	(24,039)	73,565	(24,162)	(36,892)	51,188	123,256	17,772
Accrued management bonus	1,000,000	-	2,000,000	-	-	-	-
	1,036,620	336,909	2,007,443	1,177,177	2,654,414	2,216,413	2,506,442
Financing activities							
Proceeds from long-term debt	-	-	-	-	875,700	600,000	-
Repayments of long-term debt	(17,639)	(8,044)	(28,239)	(14,492)	(395,615)	(211,101)	(3,482)
Repayment of capital lease obligations	(791,538)	-	(992,854)	-	(527,500)	-	-
Advances from shareholder	-	-	(19,733)	-	-	437,974	-
Repayment of advances from shareholder	(13,385)	(29,163)	-	(69,993)	(83,085)	-	(781,877)
Dividends paid	-	-	-	-	-	(888,300)	-
Bank indebtedness	(308,966)	1,218,545	(488,412)	616,328	2,995,240	(13,632)	808,318
Due to related company	1,049,303	(286,550)	1,056,759	(986,550)	(1,557,608)	(1,330,000)	(550,000)
	(82,225)	894,788	(472,479)	(454,707)	1,307,132	(1,405,059)	(527,041)
Investing activities							
Purchases of property and equipment	(1,772,729)	(1,369,198)	(1,772,729)	(1,455,709)	(5,679,840)	(2,154,030)	(4,370,601)
Proceeds on disposal of property and equipment	691,100	367,400	2,336,972	808,600	1,637,591	1,924,459	2,391,200
Investment proceeds	103	-	103	-	99	-	-
	(1,081,526)	(1,001,798)	564,346	(647,109)	(4,042,150)	(229,571)	(1,979,401)
Increase (decrease) in cash	(127,131)	229,899	2,099,310	75,361	(80,604)	581,783	-
Cash – Beginning of period	2,727,620	427,245	501,179	581,783	581,783	-	-
Cash – End of period	2,600,489	657,144	2,600,489	657,144	501,179	581,783	-
Supplementary information							
Interest paid	136,916	57,361	142,165	72,749	322,092	257,735	214,046
Income taxes paid (recovered)	24,039	(26,700)	24,059	49,519	49,520	25,159	(11,587)
Non-cash transactions							
Property and equipment purchased through capital lease	-	-	2,810,338	-	1,949,800	-	-

1 Nature of business

Fitzpatrick Co. Ltd. and Northern Tractor Sales & Rental Co. Ltd. (collectively the "Company" and "Northern Tractor Sales and Rental") are privately owned and were incorporated under the Business Corporations Act of the Province of Alberta. The Company provides heavy equipment rentals in northern Alberta and north eastern British Columbia. These financial statements are prepared on a combined basis as they are under common control and managed by a common owner. The combined balances are presented after elimination of intercompany transactions and balances.

These combined financial statements are prepared on a going concern basis, which assumes that the Company will be able to realize its assets and discharge its liabilities in the normal course of business for the foreseeable future. The Company expects to continue normal operations with continued shareholder support and assuming the bank indebtedness not being demanded by the lender, the company receiving future financing. The lender demanding repayment may result in the Company selling property and equipment to settle the debt, which would alter current operations. The lender has not presently indicated any intention to demand repayment. The outcome of these events is uncertain at this time. These combined financial statements do not include any adjustments to the amounts and classification of assets and liabilities that may be necessary should the Company be unable to continue as a going concern. These adjustments may be material.

The Company's business is considered to have some seasonality, with peak levels generally in the first and fourth calendar year quarters.

2 Summary of significant accounting policies

The combined financial statements are stated in Canadian dollars and have been prepared in accordance with Canadian generally accepted accounting principles.

Inventory

Parts inventory is valued at the lower of cost and net realizable value. Cost is determined by the first-in first-out method.

Investments

Investments are portfolio investments recorded at cost, less any provisions for other than temporary impairment.

Property and equipment

Property and equipment are initially recorded at cost. Amortization is provided using methods and rates intended to amortize the cost of the assets over their estimated useful lives.

Buildings	4-5%	declining balance
Automotive	30%	declining balance
Contractors moveable rental equipment	8 years	straight-line
Equipment	20%	declining balance
Fences	10%	declining balance
Furniture and fixtures	20%	declining balance
Leasehold improvements	5 years	straight-line

Management assesses the carrying amount of property and equipment for impairment when facts and circumstances indicate a potential impairment. If it is determined that the estimated net recoverable amount is less than the net carrying amount, a writedown to the asset's fair value is recognized during the period.

Future income taxes

The Company uses the liability method of tax allocation in accounting for income taxes. Under this method, future tax assets and liabilities are determined based on temporary differences between the financial reporting and tax bases of assets and liabilities, and are measured using the substantively enacted tax rates and laws that will be effect when the temporary differences are expected to reverse.

Measurement uncertainty

The preparation of combined financial statements in conformity with Canadian generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amount of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the combined financial statements and the reported amounts of revenues and expenses during the period. Such estimates include providing amortization of property and equipment and recoverability of accounts receivable. Actual results could differ from these estimates.

Revenue recognition

Merchandise is rented to customers pursuant to rental agreements, which provide for weekly or monthly rental terms with non-refundable rental payments. The rental agreements may be terminated at any time by the customer without further obligation or cost upon return of the merchandise. Revenue from rental agreements is recognized over the rental period as services are provided.

3 Property and equipment

			March 31, 2006
	Cost $	Accumulated amortization $	Net $ (Unaudited)
Land	430,073	-	430,073
Buildings	700,702	212,491	488,211
Automotive	728,018	508,437	219,581
Contractors moveable rental equipment	19,306,383	3,698,450	15,607,933
Equipment	60,172	19,579	40,593
Fences	44,791	25,100	19,691
Furniture and fixtures	21,125	12,242	8,883
Leasehold improvements	58,589	11,718	46,871
	21,349,853	4,488,017	16,861,836

			September 30, 2005
	Cost $	Accumulated amortization $	Net $
Land	430,073	-	430,073
Buildings	700,702	202,295	498,407
Automotive	728,018	469,688	258,330
Contractors moveable rental equipment	18,151,917	4,688,696	13,463,221
Equipment	53,422	15,443	37,979
Fences	44,791	24,063	20,728
Furniture and fixtures	21,125	11,255	9,870
Leasehold improvements	58,589	5,859	52,730
	20,188,637	5,417,299	14,771,338

			September 30, 2004
	Cost $	Accumulated amortization $	Net $
Land	430,073	-	430,073
Buildings	700,702	181,027	519,675
Automotive	493,123	358,974	134,149
Contractors moveable rental equipment	13,627,845	4,695,735	8,932,110
Equipment	13,330	5,946	7,384
Fences	44,791	21,760	23,031
Furniture and fixtures	15,913	8,787	7,126
	15,325,777	5,272,229	10,053,548

Capital leases

Included in property and equipment as at March 31, 2006 are assets under capital leases with a cost of $2,810,338 (unaudited) (September 30, 2005 $1,949,800) and accumulated amortization of $130,867 (unaudited) (September 30, 2005 – $38,996). No capital leases existed as at September 30, 2004.

4 Investments

Investments in other companies are as follows:

	March 31,		September 30,
	2006 $ (Unaudited)	2005 $	2004 $
UFA Co-op – patronage equity	19,644	19,747	19,846
Canadian Heli Drilling Inc. – non-voting shares	100	100	100
	19,744	19,847	19,946

5 Due from related party

The Company is related through common ownership. The amount is unsecured, bears no interest and has no fixed terms of repayment.

6 Bank indebtedness

Bank indebtedness includes a demand bank loan facility, bearing interest at prime plus 0.50% with minimum interest payments payable, and $150,000 monthly instalments. Security is provided by a general security agreement, a collateral mortgage in the amount of $500,000, guarantee and postponement of claim in the amount of $400,000 signed by the shareholder, and a guarantee and postponement of claim in the amount of $500,000 signed by Northern Tractor Sales & Rentals Co. Ltd.

The demand loan is limited to 75% (2004 – 60%) of the net book value of saleable assets up to $10,000,000. Any and all overdue payments are subject to interest at prime plus 5% per annum.

7 Long-term debt

	March 31,	September 30,	
	2006 $ (Unaudited)	2005 $	2004 $
Mortgage payable, repayable in monthly instalments of $5,550, including interest at prime plus 0.5%, security is provided by a general security agreement covering all present and after acquired property, $400,000 guarantee and postponement of claim of the shareholder, and $500,000 mortgage on specific land with a net book value of $430,073.	-	-	388,899
Mortgage payable, repayable in monthly instalments of $7,319, including interest at prime plus 1.0%, security is provided by a registered first mortgage on specific land with a net book value of $430,073, a guarantee and postponement of claim by the shareholder of $437,850 and matures July 2010.	840,745	868,984	-
	840,745	868,984	388,899
Less: Current portion	(44,391)	(43,243)	(50,000)
	796,354	825,741	338,899

Principal repayments on long-term debt as at September 30, 2005 are estimated as follows:

	$
2006	43,243
2007	45,569
2008	48,019
2009	50,602
2010	681,551
	868,984

8 Capital lease obligations

	March 31,	September 30,	
	2006 $ (Unaudited)	2005 $	2004 $
Capital lease obligations, repayable in combined monthly instalments of $49,713, including interest at 1.25%, security is provided by specific contractor's moveable equipment with a combined net book value of $1,910,804 and matures at various dates to September 2008.	3,536,953	1,558,786	-
Less: Current portion	(1,800,564)	(603,982)	-
	1,736,389	954,804	-

Principal repayments on capital leases as at September 30, 2005 are estimated as follows:

	$
2006	619,883
2007	602,829
2008	386,441
	1,609,153
Less: Imputed interest	(50,367)
	1,558,786

9 Shareholder advances

Amounts owing to the shareholder are unsecured, non-interest bearing and due on demand.

10 Share capital

Fitzpatrick Co. Ltd.

Authorized

Unlimited number of Class A, voting, common shares
Unlimited number of Class B, non-voting, common shares
Unlimited number of Class C, preferred shares voting, redeemable by the Company, retractable by the holder
Unlimited number of Class D, preferred shares, non-voting, redeemable by the Company, retractable by the holder

Issued

	Number of shares	Aggregate redemption $	March 31, 2006 $ (Unaudited)	September 30, 2005 $	September 30, 2004 $
940 Class A common shares	940	-	160,975	160,975	160,975
1,000 Class D preferred shares	1,000	999,998	2	2	2
	1,940	999,998	160,977	160,977	160,977

These preferred shares are retractable at the option of the holder for $999,998 and are therefore classified as a liability.

Northern Tractor Sales and Rental Co. Ltd.

Authorized

Unlimited number of Class A and B voting common shares
Unlimited number of Class C and D non-cumulative, non-voting preferred shares
Unlimited number of Class E non-cumulative, non-voting redeemable preferred shares

Issued

	March 31, 2006 $ (Unaudited)	September 30, 2005 $	September 30, 2004 $
Class A common shares	100	100	100

11 Income taxes

The income tax provision recorded differs from the income tax obtained by applying the statutory income tax rates to the income for the year and is reconciled as follows:

	Three months ended March 31, 2006 $ (Unaudited)	Three months ended March 31, 2005 $ (Unaudited)	Six months ended March 31, 2006 $ (Unaudited)	Six months ended March 31, 2005 $ (Unaudited)	Years ended September 30, 2005 $	Years ended September 30, 2004 $	Years ended September 30, 2003 $
Earnings before income taxes	277,819	250,993	451,462	1,078,621	1,338,731	951,920	834,945
Combined statutory rates	16.12%	16.20%	16.12%	16.20%	16.12%	16.70%	17.41%
Calculated expected income taxes	44,784	40,661	72,776	174,737	215,803	158,971	145,364
Increase (decrease)							
Non-deductible expenses	-	-	-	-	916	1,500	1,420
Other	-	-	-	-	3,471	7,140	(201)
	44,784	40,661	72,776	174,737	220,190	167,611	146,583

	Three months ended March 31,		Six months ended March 31,		Years ended September 30,		
	2006 $ (Unaudited)	2005 $ (Unaudited)	2006 $ (Unaudited)	2005 $ (Unaudited)	2005 $	2004 $	2003 $
Represented by							
Current tax provision	-	14,730	-	12,628	100,389	148,414	6,185
Future tax provision	44,784	25,931	72,776	162,109	119,801	19,197	140,398
	44,784	40,661	72,776	174,737	220,190	167,611	146,583

The component of future income tax liability is as follows:

	March 31,	September 30,	
	2006 $ (Unaudited)	2005 $	2004 $
Carrying value of buildings and equipment in excess of tax basis	972,116	899,340	779,539

12 Financial instruments

Fair value

The carrying value of cash, accounts receivable, bank indebtedness, accounts payable and accrued liabilities and accrued management remuneration approximate their fair value due to the relatively short term to maturity of the instruments and interest rates attached to the instruments. The fair value of the shareholder advances is not practicably determinable.

The fair value of long-term debt and capital lease obligations approximates carrying values as the interest rates approximate market rates.

Credit risk

The Company is exposed to credit risk on the accounts receivable from its customers. In order to reduce its credit risk, the Company has adopted credit policies which include an analysis of the financial position of its customers and the regular review of their credit limits.

During the six-months ended March 31, 2006_23% (unaudited) (March 31, 2005 – 15% (unaudited)); and the year ended September 30 2005 23%, (September 30, 2004 – 38%) of the Company's sales were to three customers. As at March 31, 2006 48% (unaudited) (September 30, 2005 – 33%; 2004 – 38%) of the accounts receivable of the Company were from three customers.

Interest rate risk

The Company is exposed to interest rate price risk in respect of the long-term debt which bears fixed and floating rates of interest.

13 Contingency

The Company has been named as defendant in a lawsuit on behalf of a former employee seeking to recover damages allegedly sustained as a result of a dispute over the employment contract. This lawsuit remains at an early stage, and as litigation is subject to many uncertainties, it is not possible to predict the ultimate outcome of this lawsuit or to estimate the loss, if any, which may result. In the opinion of management, based on the advice and information provided by its legal counsel, final determination of these other litigations will not materially affect the Company's financial position or results of operations.

14 Segmented information

In the opinion of management, the Company has only one business segment, which is the business of heavy equipment rentals and sales.

15 Subsequent event

Initial public offering

On August 28, 2006, Petrowest Energy Services Trust (the "Trust") filed a prospectus relating to the initial public offering of up to 14 million trust units for $10 per unit (the "Offering"). Costs of the Offering are estimated to be $2.0 million and fees payable to the underwriters are estimated to be $8.4 million resulting in net proceeds of $129.6 million.

The Trust, through a subsidiary, acquired 100% of the shares of the Company and all outstanding shareholder loans for $9,498,995 and 1,424,848 Trust units at a deemed price of $10 per unit. The cash payment will be adjusted post-closing for changes in working capital, long-term debt and shareholder loans to the date of closing.

SCHEDULE "C"
RECONCILIATION OF NET EARNINGS TO EBITDA AND ADJUSTED EBITDA

Management believes that EBITDA and Adjusted EBITDA are useful measures in evaluating the performance of the Acquired Companies and/or the Trust and in determining whether to invest in the Trust Units. However, EBITDA and Adjusted EBITDA are not recognized earnings measures under GAAP and do not have standardized meanings prescribed by GAAP. Therefore, EBITDA and Adjusted EBITDA may not be comparable to similarly titled measures presented by other issuers.

Investors are cautioned that EBITDA and Adjusted EBITDA should not be construed as an alternative to net income or loss determined in accordance with GAAP as indicators of the Acquired Companies' or the Trust's performance or cash flows from operating, investing and financing activities as measures of liquidity and cash flows. The Acquired Companies define and have computed EBITDA and Adjusted EBITDA as described under "Non-GAAP Measures". The following tables reconcile EBITDA and Adjusted EBITDA to net earnings (loss) for each of the Acquired Companies based on the historical financial information of the Acquired Companies. The historical financial information used for this purpose was, in respect of D&D Well Services, Murtron Hauling and Neuwest Equipment Rentals, the audited combined income statements for the twelve-month periods ended December 31, 2005, October 31, 2005, October 31, 2005, respectively, and in respect of Wales Contractors, Roy Larson Construction, Gordon Bros. Construction, R Bee Crushing, S.O.S. Oilfield Safety and Northern Tractor the unaudited income statements for the twelve-month periods ended November 30, 2005, November 30, 2005, December 31, 2005, October 31, 2005, November 30, 2005 and December 31, 2005, respectively, constructed for the purpose of preparing the unaudited Pro-forma Consolidated Statement of Income of the Trust for the twelve-month period ended December 31, 2005. See "Selected Pro Forma Consolidated Financial Information".

Wales Contractors

($ 000's)	12-month period ended November 30, 2005[1]
Adjusted EBITDA[2]	6,047
Management Bonus	(3,393)
EBITDA[2]	2,654
Amortization	(2,248)
Interest – net	(117)
Income taxes	(22)
Net earnings (loss)	267

Roy Larson Construction

($ 000's)	12-month period ended November 30, 2005[1]
Adjusted EBITDA[2]	6,098
Management Bonus	(2,394)
EBITDA[2]	3,704
Amortization	(2,520)
Interest – net	(246)
Income taxes	(142)
Net earnings (loss)	796

Gordon Bros. Construction

($ 000's)	12-month period ended December 31, 2005[1]
Adjusted EBITDA[2]	2,692
Management Bonus	(765)
EBITDA[2]	1,927
Amortization	(1,218)
Interest –total	(97)
Income taxes	(99)
Net earnings (loss)	513

D&D Well Services

($ 000's)	12-month period ended December 31, 2005[1]
Adjusted EBITDA[2]	11,129
Management Bonus	(7,425)
EBITDA[2]	3,704
Amortization	(1,964)
Interest – net	(206)
Income taxes	(325)
Net earnings (loss)	1,209

Murtron Hauling

($ 000's)	12-month period ended October 31, 2005[1]
Adjusted EBITDA[2]	2,289
Management Bonus	(910)
EBITDA[2]	1,379
Amortization	(883)
Interest – net	(41)
Income taxes	(70)
Net earnings (loss)	385

R Bee Crushing

($ 000's)	12-month period ended October 31, 2005(1)
Adjusted EBITDA(2)	**7,621**
Management Bonus	(1,912)
EBITDA(2)	**5,709**
Amortization	(3,701)
Interest – net	(481)
Income taxes	(299)
Net earnings (loss)	**1,228**

S.O.S. Oilfield Safety

($ 000's)	12-month period ended November 30, 2005(1)
Adjusted EBITDA(2)	**1,664**
Management Bonus	(1,060)
EBITDA(2)	**604**
Amortization	(175)
Interest – net	(11)
Income taxes	(78)
Net earnings (loss)	**340**

Northern Tractor

($ 000's)	12-month period ended December 31, 2005(1)
Adjusted EBITDA(2)	**4,374**
Management Bonus	(1,296)
EBITDA(2)	**3,078**
Amortization	(2,015)
Interest – net	(377)
Income taxes	(114)
Net earnings (loss)	**572**

Neuwest Equipment Rentals

($ 000's)	12-month period ended October 31, 2005[1]
Adjusted EBITDA[2]	**825**
Management Bonus	(375)
EBITDA[2]	**450**
Amortization	(203)
Interest – net	7
Income taxes	(34)
Net earnings (loss)	**220**

Notes:

(1) The financial year-ends of the Acquired Companies are as follows: Wales Contractors – August 31, Roy Larson Construction – May 31, Gordon Bros. Construction – September 30, D&D Well Services – December 31, Murtron Hauling – October 31, R Bee Crushing – April 30, S.O.S. Oilfield Safety – August 31, Northern Tractor – September 30 and Neuwest Equipment Rentals – October 31. The information presented was derived from, in respect of D&D Well Services, Murtron Hauling and Neuwest Equipment Rentals, the audited combined income statements for the twelve-month periods ended December 31, 2005, October 31, 2005, October 31, 2005, respectively, and in respect of Wales Contractors, Roy Larson Construction, Gordon Bros. Construction, R Bee Crushing, S.O.S. Oilfield Safety and Northern Tractor, the unaudited income statements for the twelve-month periods ended November 30, 2005, November 30, 2005, December 31, 2005, October 31, 2005, November 30, 2005 and December 31, 2005, respectively, constructed for the purpose of preparing the unaudited pro forma consolidated statement of income of the Trust for the twelve-month period ended December 31, 2005. See "Selected Pro Forma Consolidated Financial Information".

(2) See "Non-GAAP Measures".

CERTIFICATE OF THE TRUST

Dated: August 28, 2006

The foregoing constitutes full, true and plain disclosure of all material facts relating to the securities offered by this prospectus as required by Part 9 of the *Securities Act* (British Columbia), by Part 9 of the *Securities Act* (Alberta), by Part XI of *The Securities Act, 1988* (Saskatchewan), by Part VII of *The Securities Act* (Manitoba) and by Part XV of the *Securities Act* (Ontario).

PETROWEST ENERGY SERVICES TRUST
BY: PETROWEST ENERGY SERVICES GENERAL PARTNER LTD.

"Kenneth N. Drysdale"	*"John B. Paul"*
President and Chief Executive Officer	Chief Financial Officer

On behalf of the Board of Directors

"D. Hugh Gillard"	*"Gerald A. Romanzin"*
Director	Director

CERTIFICATE OF THE PROMOTERS

Dated: August 28, 2006

The foregoing constitutes full, true and plain disclosure of all material facts relating to the securities offered by this prospectus as required by Part 9 of the *Securities Act* (British Columbia), by Part 9 of the *Securities Act* (Alberta), by Part XI of *The Securities Act, 1988* (Saskatchewan), by Part VII of *The Securities Act* (Manitoba) and by Part XV of the *Securities Act* (Ontario).

"*Gary Sweetman*" "*Kenneth N. Drysdale*"

CERTIFICATE OF THE UNDERWRITERS

Dated: August 28, 2006

To the best of our knowledge, information and belief, the foregoing constitutes full, true and plain disclosure of all material facts relating to the securities offered by this prospectus as required by Part 9 of the *Securities Act* (British Columbia), by Part 9 of the *Securities Act* (Alberta), by Part XI of *The Securities Act, 1988* (Saskatchewan), by Part VII of *The Securities Act* (Manitoba) and by Part XV of the *Securities Act* (Ontario).

WESTWIND PARTNERS INC.

"*J. Alexander Wylie*"

SPROTT SECURITIES INC.

"*Brian K. Petersen*"

LIGHTYEAR CAPITAL INC.

"*Murray A. Weimer*"

BLACKMONT CAPITAL INC.

"*Terris N. Chorney*"

DUNDEE SECURITIES CORPORATION

"*Ali A. Bhojani*"



A|S|C
Alberta Securities Commission

IN THE MATTER OF NATIONAL POLICY 43-201
MUTUAL RELIANCE REVIEW SYSTEM FOR
PROSPECTUSES AND ANNUAL INFORMATION FORMS

AND

IN THE MATTER OF

PETROWEST ENERGY SERVICES TRUST

DECISION DOCUMENT

This final mutual reliance review system decision document evidences that final receipts of the regulators in each of Alberta, British Columbia, Saskatchewan, Manitoba and Ontario have been issued for a Long Form Prospectus of the above issuer dated August 28, 2006.

DATED at Calgary, Alberta this August 28, 2006

"Agnes Lau"

Agnes Lau
Associate Director, Corporate Finance

SEDAR Project # 00962179



PricewaterhouseCoopers LLP
Chartered Accountants
111 5TH Avenue SW
Suite 3100
Calgary Alberta
Canada T2P 5L3
Telephone +1 (403) 509 7500
Facsimile +1 (403) 781 1825

To:
British Columbia Securities Commission
Alberta Securities Commission
Saskatchewan Financial Services, Securities Division
Manitoba Securities Commission
Ontario Securities Commission

We refer to the prospectus of Petrowest Energy Services Trust (the "Trust") dated August 28, 2006 relating to the sale and issue of Trust Units of the Trust.

We are the auditors of Northern Tractor Sales and Rental, Neuwest Equipment Rentals Inc., D&D Well Services, Roy Larson Construction Ltd., Murtron Hauling, Safetymaster Rentals Corp., 332691 Alberta Ltd. (operating as Gordon Bros. Construction Ltd.), R Bee Crushing and 310423 Alberta Ltd. (operating as Wales Contractors Ltd.) (collectively referred herein as "the Acquired Companies"). We consent to the use in the above-mentioned prospectus of our reports dated May 5, 2006 (except as to the subsequent events note in each financial statement, which is as of August 28, 2006) with respect to the financial statements of all Acquired Companies except for R Bee Crushing for which our report is dated August 11, 2006 (except as to the subsequent Note 14, which is as of August 28, 2006) on the following financial statements:

Northern Tractor Sales and Rental

- Combined balance sheets as at September 30, 2005 and 2004
- Combined statements of earnings and retained earnings and cash flows for each of the years in the three-year period ended September 30, 2005.

Neuwest Equipment Rentals Inc.

- Balance sheets as at October 31, 2005 and 2004
- Statements of earnings (loss) and retained earnings (deficit) and cash flows for each of the years in the three-year period ended October 31, 2005.

D&D Well Services

- Combined balance sheets as at December 31, 2005 and 2004
- Combined statements of earnings and retained earnings and cash flows for each of the years in the three-year period ended December 31, 2005.

Roy Larson Construction Ltd.

- Balance sheets as at May 31, 2005 and 2004

- Statements of earnings and retained earnings and cash flows for each of the years in the three-year period ended May 31, 2005.

Murtron Hauling

- Combined balance sheets as at October 31, 2005 and 2004
- Combined statements of earnings (loss) and retained earnings and cash flows for each of the years in the three-year period ended October 31, 2005.

Safetymaster Rentals Corp.

- Balance sheets as at August 31, 2005 and 2004
- Statements of earnings and retained earnings and cash flows for each of the years in the three-year period ended August 31, 2005.

332691 Alberta Ltd. (operating as Gordon Bros. Construction Ltd.)

- Consolidated balance sheets as at September 30, 2005 and 2004
- Consolidated statements of earnings and retained earnings and cash flows for each of the years in the three-year period ended September 30, 2005.

R Bee Crushing

- Combined balance sheets as at April 30, 2006 and 2005
- Combined statements of earnings (loss) and retained earnings and cash flows for each of the years in the three-year period ended April 30, 2006.

310423 Alberta Ltd. (operating as Wales Contractors Ltd.)

- Consolidated balance sheets as at August 31, 2005 and 2004
- Consolidated statements of earnings and retained earnings and cash flows for each of the years in the three-year period ended August 31, 2005.

We report that we have read the prospectus and have no reason to believe that there are any misrepresentations in the information contained therein that are derived from the financial statements upon which we have reported or that are within our knowledge as a result of our audits of such financial statements.

This letter is provided solely for the purpose of assisting the securities regulatory authorities to which it is addressed in discharging their responsibilities and should not be used for any other purpose. Any use that a third party makes of this letter, or any reliance or decisions made based on it, are the responsibility of such third parties. We accept no responsibility for loss or

PRICEWATERHOUSECOOPERS

damages, if any, suffered by any third party as a result of decisions made or actions taken based on this letter.

PricewaterhouseCoopers LLP

Chartered Accountants
Calgary, Alberta
August 28, 2006

BENNETT JONES LLP

4500 Bankers Hall East
855 2nd Street SW
Calgary Alberta
Canada T2P 4K7
Tel 403.298.3100
Fax 403.265.7219
www.bennettjones.ca

August 28, 2006

VIA SEDAR

Alberta Securities Commission
British Columbia Securities Commission
Saskatchewan Financial Services Commission
The Manitoba Securities Commission
Ontario Securities Commission

Dear Sirs/Mesdames:

Re: Final Prospectus of Petrowest Energy Services Trust

We refer to the final prospectus of Petrowest Energy Services Trust (the "Issuer") dated August 28, 2006 (the "Prospectus") relating to the offering of trust units of the Issuer.

We hereby consent to the use of our firm name on the face page of the Prospectus and under the headings "Eligibility for Investment", "Canadian Federal Income Tax Considerations" and "Experts" and to the references to and use of our opinions under the headings "Eligibility for Investment" and "Canadian Federal Income Tax Considerations", all as contained in the Prospectus.

We have read the Prospectus and have no reason to believe that there are any misrepresentations in the information contained therein that are derived from our opinions referred to above or that are within our knowledge as a result of our participation in the preparation of such opinions.

This letter is provided solely for the purpose of assisting you in discharging your responsibilities and may not be relied on by any other person for any other purpose.

Yours truly,

"Bennett Jones LLP"



STIKEMAN ELLIOTT

Stikeman Elliott LLP Barristers & Solicitors

4300 Bankers Hall West, 888-3rd Street S.W., Calgary, Canada T2P 5C5
Tel: (403) 266-9000 Fax: (403) 266-9034 www.stikeman.com

August 28, 2006

Alberta Securities Commission
British Columbia Securities Commission
Saskatchewan Financial Services Commission
The Manitoba Securities Commission
Ontario Securities Commission

Dear Sirs/Mesdames:

Re: Petrowest Energy Services Trust - Final Prospectus

We refer to the (final) prospectus dated August 28, 2006 (the "Prospectus") of Petrowest Energy Services Trust (the "Trust") relating to the qualification for distribution of up to 14,000,000 trust units of the Trust.

We hereby consent to the references to this firm on the cover page and under the headings "Prospectus Summary – The Offering – Eligibility for Investment", "Eligibility for Investment", "Canadian Federal Income Tax Considerations", and "Experts" in the Prospectus and to the reference to our opinions under the headings "Prospectus Summary – The Offering – Eligibility for Investment", "Eligibility for Investment" and "Canadian Federal Income Tax Considerations" in the Prospectus.

We confirm that we have read the Prospectus and have no reason to believe that there are any misrepresentations in the information contained in the Prospectus that is derived from our opinions referred to above or that is within our knowledge as a result of services we have performed to render such opinions.

This letter is solely for the private information of the addressees and is not to be used, quoted or referred to, in whole or in part, in the Prospectus or any other document or to any other person or company, nor should it be relied upon by any other person.

Yours truly,

"Stikeman Elliott LLP"

CALGARY
VANCOUVER
TORONTO
MONTREAL
OTTAWA
NEW YORK
LONDON
SYDNEY

UNDERTAKING PURSUANT TO SECTIONS 3.1 AND 3.4 OF NATIONAL POLICY 41-201 ("NP 41-201")

TO: Alberta Securities Commission
British Columbia Securities Commission
Saskatchewan Securities Commission
Manitoba Securities Commission
Ontario Securities Commission

RE: Prospectus dated August 28, 2006 (the "Prospectus")

To the extent that the securities legislation in some jurisdictions is ambiguous regarding certain matters set forth in NP 41-201, and in connection with the filing of the Prospectus, Petrowest Energy Services Trust (the "Trust") hereby undertakes as follows:

(i) in complying with its reporting issuer obligations, the Trust will treat Petrowest Energy Services General Partner Ltd. ("Petrowest") as a subsidiary of the Trust; however, if generally accepted accounting principles prohibit the consolidation of financial information of Petrowest and the Trust, for as long as Petrowest (and any of its significant business interests) represents a significant asset of the Trust, the Trust will provide unitholders with separate financial statements for Petrowest (including information about any of its significant business interests),

(ii) for so long as the Trust is a reporting issuer, the Trust will take appropriate, measures to require each person who would be an insider of Petrowest if Petrowest were a reporting issuer to file insider reports about trades in trust units of the Trust (including securities which are exchangeable into trust units of the Trust); and comply with statutory prohibitions against insider trading, and

(iii) the Trust will annually certify that it has complied with this undertaking and file the certificate on SEDAR concurrently with the filing of its annual financial statements.

DATED this 28th day of August, 2006.

PETROWEST ENERGY SERVICES TRUST, by its Administrator, PETROWEST ENERGY SERVICES GENERAL PARTNER LTD.

"Kenneth N. Drysdale"
KENNETH N. DRYSDALE
President and Chief Executive Officer

PETROWEST ENERGY SERVICES TRUST

UNDERTAKING

TO: Alberta Securities Commission (the "Commission")

In connection with the filing of a final prospectus (the "Prospectus") dated August 28, 2006 of Petrowest Energy Services Trust (the "Issuer") relating to the initial public offering of trust units of the Issuer, the Issuer hereby undertakes to provide manually signed or notarially certified copies of any documents referred to under the heading "Material Contracts" in the Prospectus and not previously filed, those documents being the Business Deed of Trust, the Partnership Agreements, the Shareholders Agreement, the Note Indenture and the Escrow Agreement no later than 5:00 p.m. (Calgary time) on the third business day following the date of closing of the initial public offering of trust units pursuant to the Prospectus.

DATED this 28th day of August, 2006.

PETROWEST ENERGY SERVICES TRUST, by its Administrator, PETROWEST ENERGY SERVICES GENERAL PARTNER LTD.

Per: *"Kenneth N. Drysdale"*
KENNETH N. DRYSDALE
President and Chief Executive Officer

August 28, 2006

Petrowest Energy Services Trust
204, 10605 Westside Drive
Grande Prairie, Alberta
T8V 8E5

- and -

Petrowest Energy Services General Partner Ltd.
204, 10605 Westside Drive
Grande Prairie, Alberta
T8V 8E5

- and-

Kenneth N. Drysdale
Gary Sweetman
c/o Petrowest Energy Services General Partner Ltd.
204, 10605 Westside Drive
Grande Prairie, Alberta
T8V 8E5

Dear Sirs:

Re: Initial Public Offering of Petrowest Energy Services Trust (the "Trust")

Westwind Partners Inc. and Sprott Securities Inc. (together, the "**Lead Underwriters**") and Lightyear Capital Inc., Blackmont Capital Inc. and Dundee Securities Corporation (collectively with the Lead Underwriters, the "**Underwriters**") understand that the Trust proposes to complete its initial public offering (the "**Offering**") of Trust Units (as herein defined) pursuant to a prospectus whereby the Trust will issue and sell 14,000,000 Trust Units (the "**Firm Units**").

Subject to the terms and conditions hereof, the Underwriters hereby severally, and not jointly, agree to purchase from the Trust the Firm Units at the Closing Time (as herein defined) in the respective percentages set forth in section 24 hereof, and the Trust hereby agrees to issue and sell to the Underwriters at the Closing Time all, but not less than all, of the Firm Units at a purchase price of $10.00 per Firm Unit.

The Trust also hereby grants to the Underwriters an option (the "**Over-Allotment Option**"), to purchase on the terms set forth herein up to 1,400,000 additional Trust Units (the "**Over-Allotment Units**" and, collectively with the Firm Units, the "**Offered Units**"), at the Underwriters' election, exercisable, in whole or in part, at any time prior to 30 days after the Closing Date (as herein defined) for the purpose of covering over-allotments, if any. The Over-Allotment Option shall be exercisable on written notice by the Lead Underwriters, on behalf of the Underwriters, to the Trust not later than two Business Days (as herein defined) prior to an Additional Closing Date (as herein defined), specifying the number of Over-Allotment Units to be purchased and the date for delivery of the purchase price for the Over-Allotment Units.

The Underwriters understand that the Trust has filed the Original Preliminary Prospectus and the Amended Preliminary Prospectus (both as herein defined) and will prepare and file, in accordance with

the terms hereof, the Prospectus and all other necessary documents in order to qualify the Offered Units for distribution to the public in each of the Qualifying Jurisdictions.

Subject to the terms and conditions of this Agreement, the underwriters propose (1) to distribute the Offered Units in Canada pursuant to the Prospectus and (2) offer the Offered Units in the United States pursuant to exemptions from registration under the U.S. Securities Act (as defined herein) through their respective U.S. Placement Agents (a) for sale by the Underwriters or their affiliates to persons who are Qualified Institutional Buyers (as defined herein) or (b) for sale by the Trust to Institutional Accredited Investors (as defined herein), all in the manner contemplated by this Agreement.

The Underwriters shall be entitled (but not obligated) in connection with the offering and sale of the Offered Units to retain as sub-agents other registered securities dealers and may receive subscriptions for Offered Units from subscribers from other registered dealers. The fee payable to any such sub-agent shall be for the account of the Underwriters.

1. Definitions

In this Agreement:

(a) **"ABCA"** means the *Business Corporations Act* (Alberta);

(b) **"Acquired Companies"** collectively means Gordon Bros. Construction Ltd., 332691 Alberta Ltd., Roy Larson Construction Ltd., Wales Contractors Ltd., 310423 Alberta Ltd., 404434 Alberta Corporation, 756171 Alberta Corporation, 756169 Alberta Corporation, Murtron Hauling Ltd., 815431 Alberta Ltd., Bernet Ventures Ltd., R Bee Crushing Ltd., Dal Finn Holdings Ltd., Safetymaster Rentals Corp., Neuwest Equipment Rentals Inc., Fitzpatrick Co. Ltd. and Northern Tractor Sales and Rentals Co. Ltd.;

(c) **"Acquired Companies Financial Information"** means the audited comparative consolidated annual financial statements of the Acquired Companies contained in Schedule B of the Prospectus, together with the auditors' reports thereon and the notes thereto, the unaudited comparative consolidated interim financial statements and the notes thereto of the Acquired Companies contained in Schedule B of the Prospectus and management's discussion and analysis of the financial condition and operations of the Acquired Companies in Schedule A of the Prospectus;

(d) **"Acquisition Agreements"** means the share purchase agreements, as amended, entered into by Acquisitionco and the shareholders of each Acquired Company providing for the acquisition by Acquisitionco of the Acquired Companies;

(e) **"Acquisition Condition"** means the condition in the Acquisition Agreements that such of the Concurrent Acquisitions having an aggregate base purchase price of not less than $100 million shall have closed or be closing at the Closing Time;

(f) **"Acquisitionco"** means Petrowest Services Ltd., a corporation incorporated under the ABCA;

(g) **"Additional Closing Date"** and **"Additional Closing Time"** have the meanings ascribed thereto in section 17(b);

(h) "**Agreement**" means this agreement among the Underwriters, the Trust, the Promoters and Petrowest and not any particular Article or section or other portion except as may be specified, and words such as "hereto", "herein", "hereunder" and "hereby" refer to this Agreement as the context requires;

(i) "**Amended Preliminary Prospectus**" means the amended and restated preliminary prospectus of the Trust dated July 28, 2006, in respect of the distribution of the Offered Units;

(j) "**ASC**" means the Alberta Securities Commission;

(k) "**Business Day**" means a day which is not Saturday or Sunday or a statutory holiday in the City of Calgary, Alberta;

(l) "**Business Trust**" means Petrowest Energy Services Business Trust, an unincorporated, open-ended, limited purpose trust to be governed by the laws of the Province of Alberta;

(m) "**Business Trustee**" means Petrowest Energy Services Trustee Ltd., a corporation incorporated under the ABCA;

(n) "**Canadian Securities Laws**" means all applicable securities, corporate and other laws, rules, regulations, instruments, notices, blanket orders, statements, procedures and policies in the Qualifying Jurisdictions;

(o) "**Closing Date**" means September 7, 2006 or such other date as the Underwriters and the Trust may agree which, subject to the entitlement of the Underwriters pursuant to section 15 to terminate their obligations hereunder, is not later than October 6, 2006;

(p) "**Closing Time**" means 6:30 a.m. (Calgary time) or such other time, on the Closing Date, as the Underwriters and the Trust may agree;

(q) "**Concurrent Acquisitions**" means the acquisition by Acquisitionco of all the issued and outstanding securities of each of the Acquired Companies pursuant to the Acquisition Agreements;

(r) "**distribution**" means "distribution" or "distribution to the public", as the case may be, as defined under the Canadian Securities Laws and "**distribute**" has a corresponding meaning;

(s) "**Due Diligence Session**" shall have the meaning set forth in section 5(d) hereof;

(t) "**Environmental Laws**" means applicable federal, provincial, state, municipal or local laws, regulations, orders, government decrees or ordinances with respect to environmental, health or safety matters;

(u) "**Escrow Agreement**" means the escrow agreement entered into among Bennett Jones LLP (as escrow agent), the Trust and the Escrowed Unitholders pursuant to which the Escrowed Unitholders have agreed to place all their Trust Units and Subordinated Units in escrow;

(v) "**Escrowed Unitholders**" means all the shareholders of each of the Acquired Companies;

(w) "**Exchange**" means the Toronto Stock Exchange;

(x) "**Financial Information**" means, collectively, the Trust Balance Sheet, the Trust Pro Forma Financial Statements, the Acquired Company's Financial Information and the sections of the Prospectus entitled "Prospectus Summary – Business of Petrowest – Table Illustrating Selected Historical Financial Performance of the Acquired Companies", "Prospectus Summary – Selected Pro Forma Financial Information", "Prospectus Summary – Summary of Distributable Cash", "Business of Petrowest – Table Illustrating Selected Historical Financial Performance of the Acquired Companies", "Business of Petrowest – Road and Lease Construction Division – Charts Illustrating the Financial Performance of the Acquired Companies", "Business of Petrowest – Transportation and Hauling Division – Charts Illustrating the Financial Performance of the Acquired Companies", "Business of Petrowest – Civil Services Division – Charts Illustrating the Financial Performance of the Acquired Companies", "Business of Petrowest – Heavy Equipment Rentals Division – Charts Illustrating the Financial Performance of the Acquired Companies", "Divisional Structure – Breakdown of Relative Revenue and EBITDA Contributions", "Divisional Structure – Road and Lease Construction Division – Gordon Bros. Construction", "Divisional Structure – Road and Lease Construction Division – Roy Larson Construction", "Divisional Structure – Road and Lease Construction Division – Wales Contractors", "Divisional Structure – Transportation and Hauling Division D&D Well Services", "Divisional Structure – Transportation and Hauling Division – Murtron Hauling", "Divisional Structure – Civil Services Division – R Bee Crushing", "Divisional Structure – Civil Services Division – SOS Oilfield Safety", "Divisional Structure – Heavy Equipment Rentals Division – Neuwest Equipment", "Divisional Structure – Heavy Equipment Rentals Division – Northern Tractor", "Selected Pro Forma Consolidated Financial Information", "Summary of Distributable Cash", "Consolidated Capitalization of the Trust" and "Schedule "C" – Reconciliation of Net Earnings to EBITDA and Adjusted EBITDA";

(y) "**GST**" means Goods and Services Tax provided for in the *Excise Tax Act* (Canada);

(z) "**Indemnified Person**" has the meaning ascribed thereto in section 12(c);

(aa) "**Indemnitor**" has the meaning ascribed thereto in section 12(a);

(bb) "**Institutional Accredited Investor**" means an accredited investor that satisfies the requirements of Rule 501(a)(1), (2), (3) or (7) of Regulation D.

(cc) "**Material Agreements**" means, collectively, the agreements described under the heading "Material Contracts" in the Prospectus;

(dd) "**material change**" shall have the meaning ascribed thereto under the Canadian Securities Laws;

(ee) "**material fact**" shall have the meaning ascribed thereto under the Canadian Securities Laws;

(ff) "**misrepresentation**" shall have the meaning ascribed thereto under the Canadian Securities Laws, or where undefined under the applicable securities laws of a jurisdiction, means (i) an untrue statement of a material fact, or (ii) an omission to state a material fact

that is required to be stated or that is necessary to make a statement not misleading in light of the circumstances in which it was made;

(gg) "**MRRS**" means the mutual reliance review system for prospectuses provided for under National Policy 43-201 "Mutual Reliance Review System for Prospectuses and Annual Information Forms" of the Canadian Securities Administrators;

(hh) "**MRRS Decision Document**" means a decision document in respect of the Preliminary Prospectus or Prospectus, as applicable, issued by the ASC in accordance with the MRRS evidencing that receipts for the Preliminary Prospectus or Prospectus, as applicable, have been issued for each of the Qualifying Jurisdictions;

(ii) "**Original Preliminary Prospectus**" means the preliminary prospectus of the Trust dated July 6, 2006, in respect of the distribution of the Offered Units;

(jj) "**Partnerships**" means, collectively, Petrowest Construction LP, Petrowest Transportation LP, Petrowest Civil Services LP and Petrowest Services Rentals LP, each a limited partnership to be established under the laws of Alberta on or before the Closing Date;

(kk) "**Petrowest**" means Petrowest Energy Services General Partner Ltd., a corporation incorporated under the ABCA;

(ll) "**Preliminary Prospectus**" means, together, the Original Preliminary Prospectus and the Amended Preliminary Prospectus;

(mm) "**Promoters**" means, together, Kenneth N. Drysdale and Gary Sweetman;

(nn) "**Prospectus**" means the (final) prospectus to be dated August 28, 2006 and any amendments thereto in respect of the distribution of the Offered Units;

(oo) "**Prospectuses**" means, collectively, the Preliminary Prospectus and the Prospectus;

(pp) "**Public Record**" means all information filed by or on behalf of the Trust with the Securities Commissions, including, without limitation, the Preliminary Prospectus, the Prospectus, any Supplementary Material and any other information filed with any Securities Commission in compliance, or intended compliance, with any Canadian Securities Laws or applicable securities laws, rules and regulations of the United States or any state thereof;

(qq) "**Purchase Price Units**" means the Trust Units issuable to the shareholders of the Acquired Companies as part of the purchase price payable in respect of the shares of the Acquired Companies pursuant to the Acquisition Agreements;

(rr) "**Qualifying Jurisdictions**" means the provinces of Alberta, British Columbia, Saskatchewan, Manitoba and Ontario;

(ss) "**Regulation D**" means Regulation D adopted by the SEC under the U.S. Securities Act;

(tt) "**Rule 144A**" means Rule 144A under the U.S. Securities Act;

(uu) "**SEC**" means the United States Securities and Exchange Commission;

(vv) "**Securities Commissions**" means the securities commissions or similar regulatory authorities in each of the Qualifying Jurisdictions;

(ww) "**Selling Dealer Group**" means the dealers and brokers other than the Underwriters who participate in the offer and sale of the Offered Units pursuant to this Agreement, and in connection with any offers and sales in the United States, includes the U.S. Placement Agents;

(xx) "**Special Voting Units**" means the special voting units of the Trust described in the Prospectus;

(yy) "**Subordinated Units**" means the subordinated units of the Trust described in the Prospectus;

(zz) "**subsidiary**" has the meaning ascribed thereto in the *Securities Act* (Alberta);

(aaa) "**Supplementary Material**" means, collectively, any amendment to the Preliminary Prospectus or the Prospectus, any amendment or supplemental prospectus or ancillary materials that may be filed with any Securities Commission by or on behalf of the Trust under the Canadian Securities Laws relating to the qualification for distribution of the Offered Units under Canadian Securities Laws;

(bbb) "**Tax Act**" means the *Income Tax Act* (Canada) and the regulations thereunder;

(ccc) "**Trust Pro Forma Financial Statement**" means the pro forma consolidated financial statements of the Trust, consisting of the pro forma consolidated balance as at May 31, 2006, the pro forma consolidated statement of income for the three-month period ended May 31, 2006 and for the 12-month period to December 31, 2005, together with the report of PricewaterhouseCoopers LLP thereon and the notes thereto, as contained in the Prospectus;

(ddd) "**Trust Balance Sheet**" means the audited balance sheet of the Trust as at July 6, 2006, together with the auditors' report thereon and the notes thereto;

(eee) "**Trust Subsidiaries**" means, collectively, the General Partner and Acquisitionco and, at the Closing Time, will also mean, in addition to the foregoing, the Partnerships, the Business Trust and the Business Trustee;

(fff) "**Trust Units**" means trust units of the Trust;

(ggg) "**Trustee**" means Valiant Trust Company, the initial trustee of the Trust, or such other trustee, from time to time, of the Trust;

(hhh) "**Trust's Counsel**" means Bennett Jones LLP or such other legal counsel as the Trust, with the consent of the Underwriters acting reasonably, may appoint;

(iii) "**Underwriters' Counsel**" means Stikeman Elliott LLP or such other legal counsel as the Underwriters may appoint;

(jjj) **"United States"** or **"U.S."** means the United States of America, its territories and possessions, any state of the United States and the District of Columbia;

(kkk) **"Unitholder"** means a holder of Trust Units;

(lll) **"U.S. Exchange Act"** means the United States *Securities Exchange Act of 1934*, as amended;

(mmm) **"U.S. Placement Agents"** means the U.S. broker-dealer affiliates of the Underwriters registered as such with the SEC under section 15 of the U.S. Exchange Act who are members of the National Association of Securities Dealers, Inc. and who have been identified by the Underwriters to the Trust in writing at or prior to the Closing Time or the Additional Closing Time, as applicable;

(nnn) **"U.S. Placement Memorandum"** has the meaning ascribed thereto in Schedule "A";

(ooo) **"U.S. Securities Act"** means the United States *Securities Act of 1933*, as amended; and

(ppp) **"U.S. Securities Laws"** means all securities laws, statutes, rules and regulations applicable in the United States.

Wherever the singular or masculine is used in this Agreement, the same shall be read as plural, feminine or body corporate as the context requires.

2. Interpretation

(a) Unless otherwise stated, any reference in this Agreement to any section, subsection, paragraph or schedule shall refer to a section, subsection or schedule of this Agreement.

(b) Headings have been inserted for convenience of reference only and shall not affect the construction or interpretation of this Agreement.

(c) Words importing the singular number only shall include the plural and vice versa, and words importing the use of any gender shall include all genders (including the neuter).

3. Underwriting Fee

In consideration for their services in offering the Offered Units to the public in the Qualifying Jurisdictions and, in accordance with Schedule "A" in the United States, the Trust agrees to pay the Underwriters at the Closing Time a fee of $0.60 per Firm Unit (for an aggregate amount of $8,400,000) and at an Additional Closing Time a fee of $0.60 per Over-Allotment Unit in respect of which the Over-Allotment Option is exercised (for an aggregate amount of $9,240,000, if the Over-Allotment Option is exercised in full).

For greater certainty, the services provided by the Underwriters in connection herewith will not be subject to GST and taxable supplies provided will be incidental to the exempt financial services provided; however, in the event that Canada Revenue Agency determines that GST is exigible on the fees payable to the Underwriters hereunder, the Trust agrees to pay the amount of GST exigible on the fees payable to the Underwriters hereunder, forthwith upon the request of the Underwriters.

4. Distribution and Certain Obligations of the Underwriters

(a) During the course of the distribution of the Offered Units by or through the Underwriters, the Underwriters will offer and sell the Offered Units only in those jurisdictions where they may be lawfully offered for sale or sold. For the purposes of this section 4, the Underwriters shall be entitled to assume that the Offered Units may be lawfully offered for sale and sold to the public in the Qualifying Jurisdictions if a final MRRS Decision Document has been issued evidencing that a receipt for the Prospectus has been issued by the Securities Commissions of each of the Qualifying Jurisdictions, provided the Underwriters have not been notified in writing by the Trust of any circumstance that would legally prohibit such distribution. The Underwriters will comply with applicable laws, including the Canadian Securities Laws, in connection with the offer to sell or distribution of the Offered Units. Except in the Qualifying Jurisdictions, the Underwriters will not, directly or indirectly, solicit offers to purchase or sell the Offered Units or deliver the Preliminary Prospectus, the Prospectus or any Supplementary Material so as to require registration of the Offered Units or filing of a prospectus with respect to the Offered Units under the laws of any jurisdiction, including, without limitation, the United States and the United Kingdom. The Underwriters may offer Offered Units for sale in the United States through their respective U.S. Placement Agents to Qualified Institutional Buyers pursuant to Rule 144A or may arrange for the sale of Offered Units by the Trust to Institutional Accredited Investors as substituted purchasers pursuant to Rule 506 of Regulation D, all in accordance with Schedule "A" of this Agreement entitled "Terms and Conditions for United States Offers and Sales", which is incorporated by reference in and shall form part of this Agreement. The Underwriters' commitment to purchase Offered Units pursuant to this Agreement is reduced to the extent that Offered Units are sold to Institutional Accredited Investors as substituted purchasers in compliance with Schedule "A". Each Underwriter will cause similar undertakings to be contained in any agreements among the members of any Selling Dealer Group formed for the distribution of the Offered Units and will require any member of the Selling Dealer Group formed for the distribution of the Offered Units to comply with Canadian Securities Laws and U.S. Securities Laws, as applicable.

(b) The Underwriters will use their reasonable efforts to complete and to cause members of the Selling Dealer Group (if any) to complete the distribution of the Offered Units promptly after the Closing Time or the Additional Closing Time, as the case may be. The Lead Underwriters will promptly notify the Trust when, in the Underwriters' opinion, the Underwriters and the members of the Selling Dealer Group (if any) have ceased distribution of the Offered Units and, as soon as practicable after completion of the distribution, will provide the Trust, in writing, with a breakdown of the number of Offered Units distributed in each of the Qualifying Jurisdictions and the U.S.

(c) No Underwriter will be liable to the Trust under this section 4, with respect to a default by any of the other Underwriters.

5. Qualification for Sale

(a) The Trust shall elect and comply in all material respects with the MRRS and in connection therewith:

(i) has:

(A) prepared and filed under the MRRS the Preliminary Prospectus and related documents required under the Canadian Securities Laws with the Securities Commissions and designated the ASC as the principal regulator; and

(B) obtained the preliminary MRRS Decision Document from the ASC, evidencing that a receipt has been issued for the Preliminary Prospectus in each Qualifying Jurisdiction; and

(ii) forthwith after any comments with respect to the Preliminary Prospectus have been received from the Securities Commissions, but not later than 5:00 p.m. (Calgary time) on August 28, 2006, shall:

(A) prepare and file the Prospectus and related documents required under the Canadian Securities Laws with the Securities Commissions; and

(B) use its best efforts to obtain a final MRRS Decision Document from the ASC evidencing that a receipt for the Prospectus in each of the Qualifying Jurisdictions has been issued.

(b) Prior to the filing of the Prospectuses and during the period of distribution of the Offered Units and prior to the filing with any Securities Commissions of any Supplementary Material, the Trust, Petrowest and the Promoters shall allow the Underwriters and the Underwriters' counsel to participate fully in the preparation of, and to approve the form of, such documents.

(c) The Trust will at all times prior to the completion of the distribution of the Offered Units, provide to the Underwriters for review by the Underwriters and Underwriters' Counsel, before filing or dissemination of the same any press release, and any press release issued by the Trust concerning the Offering shall not be released or disseminated in the United States (including by e-mail to U.S. shareholders or dealers) or distribution to United States news services and shall include a legend substantially the same as: "NOT FOR DISTRIBUTION TO UNITED STATES NEWSWIRE SERVICES OR FOR DISSEMINATION IN THE UNITED STATES" and include in the body thereof the words: "These securities have not been and will not be registered under the United States Securities Act of 1933, as amended or the securities laws of any state, and may not be offered or sold in the United States unless an exemption from registration is available".

(d) During the period from the date hereof until completion of the distribution of the Offered Units, the Trust, Petrowest and the Promoters shall allow the Underwriters to participate fully in the preparation of the Prospectuses, the U.S. Placement Memorandum and any Supplementary Material and to conduct all due diligence which they may reasonably require in order to fulfil their obligations as underwriters and in order to enable the Underwriters responsibly to execute the certificates required to be executed by them in the Prospectuses or in any Supplementary Material. Without limiting the generality of the foregoing, the Trust, Petrowest and the Promoters shall make available the trustees, directors, senior management, counsel and auditors, as applicable, of each of the Trust and the Acquired Companies to answer any questions which the Underwriters may have and to participate in one or more due diligence sessions to be held prior to the Closing Time (collectively, the "**Due Diligence Session**"). The Underwriters shall distribute a list of written questions to be answered in advance of such Due Diligence Session and the

Trust shall provide written responses to such questions and shall use reasonable commercial efforts to have the auditors and the management of the Acquired Companies provide written responses to such questions in advance of the Due Diligence Session.

(e) Until the completion of the distribution of the Offered Units, the Trust, Petrowest and the Promoters shall promptly take all additional steps and proceedings that from time to time may be required under the Canadian Securities Laws to continue to qualify the Offered Units for distribution or, in the event that the Offered Units have, for any reason, ceased to be so qualified, to again qualify the Offered Units for distribution.

(f) The Trust, Petrowest and the Promoters shall take or cause to be taken all other steps and proceedings as may be necessary to enable the Offered Units to be offered and sold to the public in all of the Qualifying Jurisdictions through the Underwriters or any other registrant who complies with the relevant provisions of Canadian Securities Laws.

6. Delivery of Prospectus, U.S. Placement Memorandum and Related Documents

The Trust, Petrowest and the Promoters shall deliver or cause to be delivered to the Underwriters the documents set out below at the respective times indicated:

(a) as soon as they are available, and in any event no later than August 29, 2006, copies of the Prospectus, signed as required by Canadian Securities Laws;

(b) as soon as they are available, copies of the U.S. Placement Memorandum prepared as contemplated herein including copies of any documents incorporated by reference therein which have not previously been delivered to the Underwriters;

(c) as soon as they are available, copies of any Supplementary Materials required to be filed under Canadian Securities Laws or U.S. Securities Laws, as applicable, signed as required by Canadian Securities Laws or applicable U.S. Securities Laws;

(d) prior to the filing of the Prospectus with the Securities Commissions, a "comfort letter" from the auditors of the Trust and each of the Acquired Companies dated the date of the Prospectus, addressed to the Board of Directors of Petrowest and the Underwriters and satisfactory in form and substance to the Underwriters, acting reasonably, to the effect that they have carried out certain procedures performed for the purposes of comparing certain specified financial information and percentages appearing in the Prospectus with indicated amounts in the financial statements or accounting records of the Trust and the Acquired Companies and have found such information and percentages to be in agreement, which comfort letter shall be based on a review having a cut-off date of not more than two Business Days prior to the date of the Prospectus;

(e) comfort letters similar to the foregoing shall be provided to the Underwriters with respect to any amendment to the Prospectus and any other relevant document or Supplementary Material at the time the same is presented to the Underwriters for their signature or, if the Underwriters' signature is not required, at the time the same is filed; and

(f) prior to the filing of the Prospectus, evidence satisfactory to the Underwriters of the approval of the listing and posting for trading on the Exchange of the Trust Units (including the Offered Units) subject only to satisfaction by the Trust of customary post-closing conditions imposed by the Exchange for conditional listing approval, and

such deliveries shall also constitute the Trust's, Petrowest's and each of the Promoter's consent to the use by the Underwriters and other members of the Selling Dealer Group of the Prospectus and any amendment to the Prospectus in connection with the offering and sale of the Offered Units in the Qualifying Jurisdictions. Each delivery of the U.S. Placement Memorandum shall constitute consent by the Trust, Petrowest and each of the Promoters to the use of the U.S. Placement Memorandum and any Supplementary Material required to be prepared and/or filed under U.S. Securities Laws by the U.S. Placement Agents for the distribution of the Offered Units for sale by them in the United States in accordance with this Agreement.

7. Commercial Copies

(a) The Trust, Petrowest and the Promoters shall, as soon as possible but in any event not later than noon (local time at the place of delivery) on August 29, 2006 in Toronto and on August 30, 2006 in other places of delivery cause to be delivered to the Underwriters, without charge, commercial copies of the Prospectus in such numbers and in such locations as the Underwriters may reasonably request by written instructions to the printer thereof given no later than the later of the time when the Trust authorizes the printing of the commercial copies of such documents. Commercial copies of any amendment to the Prospectus or other Supplementary Material shall be delivered within similar time periods on the next Business Day following the date of filing such amendment in the Qualifying Jurisdictions in such numbers and in such locations in as the Underwriters may reasonably request.

(b) The Trust shall cause to be delivered to the Underwriters, contemporaneously with the deliveries contemplated by clause (a), at those delivery points that the Underwriters may reasonably request, commercial copies of a U.S. Placement Memorandum and any Supplementary Material required to be delivered to purchasers or prospective purchasers of the Offered Units.

8. Material Change

(a) During the period of distribution of the Offered Units, the Trust, Petrowest and the Promoters will promptly inform the Underwriters of the full particulars of:

(i) any material change (actual, anticipated, contemplated or threatened) in the business, affairs, operations, capital or condition (financial or otherwise) of the Trust, the Trust Subsidiaries or the Acquired Companies or their respective properties, assets or liabilities (absolute, accrued, contingent or otherwise) or results of operations of the Trust, the Trust Subsidiaries or the Acquired Companies or affecting the ability of Petrowest to manage or provide advisory services to the Trust and the Trust Subsidiaries;

(ii) any change in any material fact contained or referred to in the Preliminary Prospectus, the Prospectus, the U.S. Placement Memorandum or any Supplementary Material; and

(iii) the occurrence of a material fact or any event, which, in any such case, is, or may be, of such a nature as to:

(A) render the Preliminary Prospectus, the Prospectus, the U.S. Placement Memorandum or any Supplementary Material untrue, false or misleading in any material respect,

(B) result in a misrepresentation in the Preliminary Prospectus, the Prospectus, the U.S. Placement Memorandum or any Supplementary Material,

(C) result in the Preliminary Prospectus, the Prospectus, the U.S. Placement Memorandum or any Supplementary Material not complying with Canadian Securities Laws and, with respect to the U.S. Placement Memorandum, U.S. Securities Laws, as applicable, or

(D) reasonably be expected to have a significant effect on the market price or value of the Units,

provided that if the Trust, Petrowest or the Promoters is uncertain as to whether a material change, change, occurrence or event of the nature referred to in this paragraph has occurred, the Trust, Petrowest or the Promoters shall promptly inform the Underwriters of the full particulars of the occurrence giving rise to the uncertainty and shall consult with the Underwriters as to whether the occurrence is of such nature.

(b) During the period of distribution of the Offered Units, the Trust, Petrowest and the Promoters will promptly inform the Underwriters of the full particulars of:

(i) any request of any Securities Commission or any similar regulatory authority for any amendment to the Preliminary Prospectus, the Prospectus, the U.S. Placement Memorandum, any Supplementary Material or any other part of the Public Record or for any additional information;

(ii) the issuance by any Securities Commission, the Exchange or any similar regulatory authority of any order to cease or suspend trading of any securities of the Trust (including the distribution of the Offered Units) or of the institution or threat of institution of any proceedings for that purpose;

(iii) the receipt of any communication from any Securities Commission or similar regulatory authority or the Exchange relating to the Preliminary Prospectus, the Prospectus, the U.S. Placement Memorandum, any Supplementary Material or any other part of the Public Record or the distribution of the Offered Units;

and except as otherwise agreed by the Underwriters, each of the Trust and Petrowest will use its best efforts to prevent the issuance of any such cease trading order or suspension order and, if issued, to obtain the withdrawal thereof as soon as possible;

(c) Each of the Trust, Petrowest and the Promoters will promptly comply to the reasonable satisfaction of the Underwriters and the Underwriters' Counsel with Canadian Securities Laws and U.S. Securities Laws, as applicable, with respect to any material change, change, occurrence or event of the nature referred to in sections 8(a) and (b) above and will prepare and file promptly at the Underwriters' request, and in any event within any time limit prescribed by Canadian Securities Laws or U.S. Securities Laws, any Supplementary Material or amended U.S. Placement Memorandum which in the

Underwriters' opinion, acting reasonably, may be necessary or advisable to comply with Canadian Securities Laws or U.S. Securities Laws, as applicable; provided that the Trust, Petrowest and the Promoters shall have allowed the Underwriters and the Underwriters' Counsel to participate fully in the preparation of any Supplementary Material or amended U.S. Placement Memorandum and to conduct all due diligence investigations which the Underwriters may reasonably require in order to fulfill their obligations as underwriters and in order to enable the Underwriters responsibly to execute the certificate required to be executed by them in, or in connection with, any Supplementary Material, such approval not to be unreasonably withheld and to be provided in a timely manner.

(d) During the period of distribution of the Offered Units, the Trust and Petrowest will promptly provide to the Underwriters, for review by the Underwriters and the Underwriters' Counsel, prior to filing or issuance:

(i) any financial statement of the Trust or the Acquired Companies;

(ii) any press release of the Trust;

(iii) any other documents to be filed with any Securities Commission or similar regulatory authority or the Exchange; and

(iv) any document or information to be sent to Unitholders.

9. Covenants of the Trust and Petrowest

(a) The Trust and Petrowest hereby jointly and severally covenant and agree with the Underwriters and undertake that:

(i) the Trust will use the net proceeds from the sale of the Offered Units in accordance with the disclosure in the Prospectus;

(ii) the Trust will use its best efforts to obtain, prior to the Closing Time, all necessary approvals of the Exchange for the issuance and listing on the Exchange of the Trust Units (including the Offered Units), subject only to filing of required documents and will comply with all requirements of the Exchange in connection with the issuance and listing of the Trust Units (including the Offered Units) on the Exchange including filing of all necessary documentation in accordance with the requirements of the Exchange and will thereafter maintain its listing on the Exchange;

(iii) the Trust will timely file all necessary forms and reports in connection with the issuance of the Offered Units hereunder with the appropriate Securities Commissions and other regulatory authorities;

(iv) the Trust will invest its assets and maintain its investment portfolio so that, at all times, the Trust qualifies and continues to qualify as a registered investment within the meaning of the Tax Act; and

(v) the Trust and Petrowest will duly, punctually and faithfully perform all of the obligations to be performed by them under this Agreement.

10. Representations and Warranties of the Trust, Petrowest and the Promoters

(a) Each delivery of the Preliminary Prospectus, the Prospectus, the U.S. Placement Memorandum and any Supplementary Material pursuant to section 6 shall constitute a joint and several representation and warranty to the Underwriters by the Trust, Petrowest and each of the Promoters that:

(i) all of the information and statements (except information and statements furnished by and relating solely to the Underwriters) contained in the Preliminary Prospectus, the Prospectus, the U.S. Placement Memorandum and any Supplementary Material, as the case may be:

(A) are at the respective dates of such documents, true and correct in all material respects;

(B) contain no misrepresentation; and

(C) constitute full, true and plain disclosure of all material facts relating to the Trust, the Trust Subsidiaries, the Offered Units and the Acquired Companies;

(ii) the Preliminary Prospectus, the Prospectus and any Supplementary Material comply in all material respects with the Canadian Securities Laws, and the U.S. Placement Memorandum and any related Supplementary Material comply in all material respects with U.S. Securities Laws; and

(iii) except as is disclosed in the Preliminary Prospectus, the Prospectus, the U.S. Placement Memorandum or any Supplementary Materials, there has been no intervening material change (actual, proposed or prospective, whether financial or otherwise), from the date of the Preliminary Prospectus, the Prospectus, the U.S. Placement Memorandum and any Supplementary Material to the time of delivery thereof, in the business, operations, capital, properties, assets, liabilities (absolute, accrued, contingent or otherwise), condition (financial or otherwise) or results of operations of the Trust, the Trust Subsidiaries or the Acquired Companies.

(b) In addition to the representations and warranties contained in section 10(a) hereof, the Trust, Petrowest and the Promoters jointly and severally represent and warrant to the Underwriters, and acknowledge that each of the Underwriters is relying upon such representations and warranties in entering into this Agreement, that:

(i) the Trust is, and at the Closing Time Business Trust will be, a valid and subsisting trust established under the laws of the Province of Alberta, and, pursuant to its respective declaration of trust has or will have, as the case may be, at the Closing Time, all requisite power and authority to invest as set out in the Prospectus and to conduct its business as currently conducted and as presently proposed to be conducted and to own its properties and assets;

(ii) each of Petrowest and Acquisitionco is, and at the Closing Time Business Trustee will be, a duly incorporated and validly subsisting corporation under the laws of the Province of Alberta and each has or will at the Closing Time have, as

the case may be, all requisite power and authority to carry on its business as set out in the Prospectus and to conduct its business as currently conducted and as presently proposed to be conducted and to own its properties and assets;

(iii) each of the Partnerships at the Closing Time will be a valid and subsisting limited partnership, established under the laws of the Province of Alberta and, pursuant to their respective partnership agreements, each will have at the Closing Time all requisite power and authority to invest and to carry on its business as set out in the Prospectus and to conduct its business as currently conducted and as presently proposed to be conducted and to own its properties and assets;

(iv) Petrowest has the authority to enter into, on behalf of the Trust, this Agreement and the other Material Agreements to which the Trust is or will be a party and to execute and deliver, on behalf of the Trust, all other necessary documents in connection with the Offering and the Concurrent Acquisitions;

(v) each of the Trust and the Trust Subsidiaries has full trust, corporate or partnership power and authority, as applicable, to enter into this Agreement, the Acquisition Agreements and the other Material Agreements to which it is or will be a party and to perform its obligations set out therein, and this Agreement, the Acquisition Agreements and the other Material Agreements to which it is or will be a party are duly authorized, executed and delivered and are or with respect to Material Agreements which are not yet executed and delivered, but to which the Trust or any Trust Subsidiary is to be a party at the Closing Time will at the Closing Time be, as applicable, legal, valid and binding obligations of such entity, enforceable against it in accordance with their respective terms;

(vi) the Trust has full trust power and authority to issue and sell the Offered Units and Purchase Price Units, the issuance of the Offered Units and Purchase Price Units has been duly authorized and at the Closing Time the Firm Units and Purchase Price Units, and, if applicable, at the Additional Closing Time the Over-Allotment Units will be duly and validly created and upon receipt of the purchase price therefor will be issued as fully paid and non-assessable Trust Units;

(vii) the attributes and characteristics of the securities of the Trust and the Trust Subsidiaries (including, without limitation, the Trust Units and Subordinated Units) conform in all material respects to the attributes and characteristics thereof described in the Prospectuses;

(viii) subject to meeting the minimum distribution requirements with respect to the purchasers of the Trust Units and the filing of an election under subsection 132(6.1) of the Tax Act, the Trust will, at the Closing Time, be a mutual fund trust within the meaning of the Tax Act and qualify as a registered investment within the meaning of the Tax Act;

(ix) the Trust has no subsidiaries other than the Trust Subsidiaries and the Trust is not affiliated with, nor is it a holding entity of, any other body corporate, partnership or other entity;

(x) the Trust holds, directly or indirectly, all of the issued and outstanding securities of the Trust Subsidiaries in each case, free and clear of all mortgages, liens,

charges, pledges, security interests, encumbrances, claims or demands whatsoever in law or in equity, other than pursuant to the Material Agreements, and the Trust does not, directly or indirectly, hold any shares or other securities or any options or rights to subscribe for shares or securities of any other entity;

(xi) each of the Trust and the Trust Subsidiaries is current with all filings required to be made by it in all jurisdictions in which it exists or carries on business and has conducted and is conducting its business in all material respects in compliance with all applicable laws, rules and regulations of each jurisdiction in which it carries on business and holds all material licences, registrations and qualifications in all jurisdictions in which it carries on business necessary to carry on its business as now conducted and as contemplated to be conducted in the Prospectuses and all such licenses, registrations or qualifications are valid and existing and in good standing and none of such licenses, registrations or qualifications contains any burdensome term, provision, condition or limitation which has or is likely to have any material adverse effect on the business of the Trust on a consolidated basis, as now conducted or as proposed to be conducted;

(xii) the authorized capital of the Trust consists of an unlimited number of Trust Units, an unlimited number of Subordinated Units and an unlimited number of Special Voting Units, of which there is one Trust Unit, 1,510,000 Subordinated Units and zero Special Voting Units (representing zero votes) currently issued and outstanding, all of which have been duly and validly issued as fully paid and non-assessable Trust Units and Subordinated Units, as the case may be, of the Trust, and no other securities of the Trust are issued or outstanding;

(xiii) no person, firm or corporation holds any securities convertible or exchangeable into securities of the Trust or has any agreement, warrant, option, right or privilege (whether pre-emptive or contractual) being or capable of becoming an agreement, warrant, option or right for the purchase, subscription or issuance of any unissued Trust Units or other securities of the Trust other than an aggregate of 1,510,000 Trust Units issuable pursuant to the terms of the Subordinated Units;

(xiv) there is no agreement in force or effect which in any manner affects or will affect the voting or control of any of the securities of the Trust;

(xv) other than the Concurrent Acquisitions, the Trust has not completed any "significant acquisitions" (as defined for purposes of Ontario Securities Commission Rule 41-501) that require the inclusion of any financial statements or pro forma financial statements in the Prospectuses;

(xvi) to the best of the Trust's and Petrowest's knowledge, the representations and warranties of each of the shareholders of the Acquired Companies in the Acquisition Agreements are, and will be at the Closing Time, true and correct and none of the shareholders of the Acquired Companies has breached any of its covenants in the Acquisition Agreements, except, in either case, such as would not have a material adverse effect on the business, operations, capital, properties, assets, liabilities (absolute, accrued, contingent or otherwise), condition (financial or otherwise) or results of operations of the Trust or the Trust Subsidiaries;

(xvii) except as disclosed in the Prospectuses, none of the directors, officers or employees of the Trust or any Trust Subsidiary, any person who owns, directly or indirectly, more than 10% of any class of securities of the Trust, or any associate or affiliate of any of the foregoing, had or has any material interest, direct or indirect, in any material transaction or any proposed material transaction with the Trust or the Trust Subsidiaries which materially affects, is material to or will materially affect the Trust or the Trust Subsidiaries;

(xviii) the Trust Balance Sheet:

(A) is in accordance with the books, records and accounts of the Trust,

(B) is complete and correct in all material respects, and presents fairly in accordance with generally accepted accounting principles in Canada applied on a consistent basis, the financial position and condition of the Trust, as at the date thereof, and

(C) reflects all material liabilities (absolute, accrued, contingent or otherwise) of the Trust, as at the dates thereof and for the periods covered thereby required to be disclosed in accordance with generally accepted accounting principles in Canada;

(xix) to the best of the Trust's and Petrowest's knowledge, the Acquired Companies Financial Information:

(A) are in accordance with the books, records and accounts of each of the Acquired Companies,

(B) are complete and correct in all material respects and present fairly, in accordance with generally accepted accounting principles in Canada, consistently applied, the financial position and condition, the results of operations, cash flows and the other information purported to be shown therein of the Acquired Companies as at the dates thereof and for the periods then ended, and

(C) reflect all assets, liabilities and obligations (absolute, accrued, contingent or otherwise) of the Acquired Companies as at the dates thereof required to be disclosed by generally accepted accounting principles in Canada, and include all adjustments necessary for a fair presentation;

(xx) the Trust Pro Forma Financial Statements:

(A) are complete in all material respects,

(B) have been properly compiled to give effect to the proposed transactions and assumptions described in the notes thereto,

(C) have been prepared in accordance with generally accepted accounting principles in Canada, consistently applied, have been prepared and presented in accordance with Canadian Securities Laws, and include all adjustments necessary for a fair presentation, and

(D) contain such assumptions are suitably supported and consistent with the financial results of the Trust and the Acquired Companies and such statements provide a reasonable basis for the compilation of the pro forma financial statements and such pro forma financial statements accurately reflect such assumptions;

(xxi) neither the Trust nor Petrowest is aware of any fact or circumstance presently existing which would render the Financial Information materially incorrect and the Financial Information is correct in all material respects;

(xxii) there have not been any material changes in the business, affairs, capital, assets, liabilities or obligations (absolute, accrued, contingent or otherwise) of the Trust and the Trust Subsidiaries from the position set forth in the Trust Balance Sheet that have not otherwise been disclosed in the Trust Balance Sheet or the Prospectus and there has not been any material adverse change in the business, operations or condition (financial or otherwise), results of the operations of the Trust or prospects of the Trust since July 6, 2006 that has not otherwise been disclosed in the Prospectus, and there are no material facts, transactions, events or occurrences which could negatively impact on such capital, assets, liabilities, obligations, business, operations, condition, results or prospects of the Trust and the Trust Subsidiaries on a consolidated basis;

(xxiii) there has not been a reportable disagreement (within the meaning of section 4.11 of National Instrument 51-102 - Continuous Disclosure Obligations) between the auditors of the Trust and the Trust;

(xxiv) there are no actions, suits, proceedings or inquiries pending or threatened against or affecting the Trust or any Trust Subsidiary at law or in equity or before or by any federal, provincial, municipal or other governmental department, commission, board, bureau or agency which (A) may in any way materially adversely affect the business, operations or condition (financial or otherwise) of the Trust or the Trust Subsidiaries (taken as a whole), (B) which affects or may affect the distribution of the Offered Units or the validity of any action taken or to be taken in connection with the transactions contemplated by this Agreement, the Acquisition Agreements or the Prospectus and neither the Trust nor Petrowest is aware of any existing ground on which such action, suit, proceeding or inquiry might be commenced with any reasonable likelihood of success;

(xxv) none of the Trust and the Trust Subsidiaries are in default or breach of, and the execution and delivery of this Agreement and the other Material Agreements, the performance and compliance with the terms of this Agreement and the other Material Agreements and the performance of the transactions contemplated hereby and thereby (including the issue and sale of the Offered Units by the Trust) do not and will not:

(A) result in any breach of, or be in conflict with or constitute a default under, or create a state of facts which, after notice or lapse of time, or both, would constitute a default under:

(I) any term or provision of the constating documents, by-laws or resolutions of the directors, shareholders, trustees and

unitholders, as applicable, of the Trust and the Trust Subsidiaries,

(II) any mortgage, note, indenture, contract, agreement (written or oral), including, without limitation, any Material Agreement, instrument, lease or other document to which the Trust or a Trust Subsidiary is a party or by which it is bound,

(III) any judgment, decree, order, decision, statute, rule or regulation applicable to the Trust or the Trust Subsidiaries,

(IV) any of the terms or provisions of, or constitute a default (or an event which, with notice or lapse of time or both, would constitute a default) by the Trust, any of the Trust Subsidiaries, any of the Acquired Companies or the Promoters under, or give rise to any right to accelerate the maturity or acquired the prepayment of any indebtedness, or result in the creation or imposition of any lien, charge or encumbrance upon any property or assets of the Trust, any of the Trust Subsidiaries, any of the Acquired Companies or the Promoters under, any contract, indenture, mortgage, deed of trust, loan agreement, note, lease, license, franchise agreement, authorization, permit, certificate or other agreement or document to which the Trust, any of the Trust Subsidiaries, any of the Acquired Companies or the Promoters is a party for which any of them is bound, or to which any of them or any of their respective assets or businesses is subject (other than any contract in respect of indebtedness to be immediately repaid as disclosed in the Prospectus) (each a "**Contract**"),

which default or breach (individually or in the aggregate) would or might reasonably be expected to (1) materially adversely affect the business, operations, capital or condition (financial or otherwise) of the Trust and the Trust Subsidiaries on a consolidated basis or its properties or assets; (2) materially impair the Trust's, any of the Trusts' Subsidiaries, any of the Acquired Companies' or the Promoter's ability to perform the obligations contemplated in this Agreement, the Prospectus and any Supplementary Material; or (3) materially affect the consummation of the transactions contemplated in this Agreement, the Prospectus and any Supplementary Material; or

(B) require the consent, approval, authorization, registration or qualification of or with any governmental authority, exchange, securities regulatory authority or other regulatory commission or agency or a third party, except those that are acquired Canadian Securities Laws, all of which have been obtained (or will be obtained prior to the Closing Time);

(xxvi) none of the Trust and the Trust Subsidiaries is a party to any material mortgage, note, indenture, deed of trust, contract, agreement (written or oral), instrument, lease, licence or other document, other than as described in the Prospectuses;

(xxvii) no securities commission, exchange or any other similar regulatory authority has issued any order preventing or suspending trading of any securities of the Trust, no such proceeding is, to the knowledge of the Trust or Petrowest, pending, contemplated or threatened, and the Trust is not in default of any requirement of Canadian Securities Laws or applicable U.S. Securities Laws that would have a material effect on this Offering or the Trust and the Trust Subsidiaries;

(xxviii) none of the Trust or the Trust Subsidiaries has been required to file any tax returns or pay any taxes and there are no actions, suits, proceedings, investigations or claims threatened or pending against the Trust or a Trust Subsidiary in respect of taxes, governmental charges or assessments or any matters under discussion with any governmental authority relating to taxes, governmental charges or assessments asserted by any such authority;

(xxix) all filings made by each of the Trust and the Trust Subsidiaries under which it has received or is entitled to government incentives, have been made in accordance, in all material respects, with all applicable legislation and contain no misrepresentations of material fact or omit to state any material fact which could cause any amount previously paid to it or previously accrued on the accounts thereof to be recovered or disallowed;

(xxx) except to the extent that any violation or other matter referred to in this subparagraph does not have a material adverse effect on the Trust and the Trust Subsidiaries on a consolidated basis:

(A) neither the Trust nor the Trust Subsidiaries is in violation of any Environmental Laws;

(B) each of the Trust and the Trust Subsidiaries has operated its business at all times and has received, handled, used, stored, treated, shipped and disposed of all contaminants without violation of Environmental Laws;

(C) there have been no spills, releases, deposits or discharges of hazardous or toxic substances, contaminants or wastes into the earth, air or into any body of water or any municipal or other sewer or drain water systems by the Trust and the Trust Subsidiaries that have not been remedied;

(D) no orders, directions or notices have been issued and remain outstanding pursuant to any Environmental Laws relating to the business or assets of the Trust and the Trust Subsidiaries;

(E) neither the Trust nor any Trust Subsidiary has failed to report to the proper federal, provincial, municipal or other political subdivision, government, department, commission, board, bureau, agency or instrumentality, domestic or foreign (“**Government Authority**”) the occurrence of any event which is required to be so reported by any Environmental Law; and

(F) the Trust and the Trust Subsidiaries hold all licenses, permits and approvals, consents, certificates, registrations, authorizations, and the like (collectively, “**Licenses**”) which are required, including under

Environmental Laws, from any governmental or regulatory or any other person necessary to conduct its business and activities as currently conducted or as the Prospectus discloses they will be conducted or to own and use their respective assets and all such Licenses are in full force and effect, and except for (A) notifications and conditions of general application to assets of the type owned by the Trust and the Trust Subsidiaries, as the case may be, and (B) notifications relating to reclamation obligations under the *Environmental Protection and Enhancement Act* (Alberta), neither the Trust nor any Trust Subsidiary has received any notification pursuant to any laws or regulation, including Environmental Laws, that any work, repairs, constructions or capital expenditures are required to be made by it as a condition of continued compliance with any laws or regulations, including Environmental Laws, or any Licence issued pursuant thereto, or that any licence, permit or approval referred to above is about to be reviewed, made subject to limitation or conditions, revoked, withdrawn or terminated;

(xxxi) any and all operations of the Trust and the Trust Subsidiaries, and to the best of the Trust's and Petrowest's knowledge, any and all operations by third parties, in respect of the assets of the Trust and the Trust Subsidiaries, have been conducted in accordance with good oil and gas services industry practices;

(xxxii) neither the Trust nor any Trust Subsidiary has received any communications alleging that the Trust or any Trust Subsidiary has violated or, by conducting its business as proposed to be conducted, would violate any existing patents or patents pending of any other person or entity and neither the Trust nor Petrowest is aware of any potential basis for such an allegation or of any reason to believe that such an allegation may be forthcoming or that there is any such violation;

(xxxiii) upon the listing of the Offered Units on the Exchange, the Trust will be in material compliance with the bylaws, rules and regulations of the Exchange;

(xxxiv) on the Closing Date, the Trust will be a reporting issuer in good standing and not in default in each of the Qualifying Jurisdictions;

(xxxv) Valiant Trust Company at its principal office in the City of Calgary and its co-agent in the City of Toronto, BNY Trust Company of Canada, is the duly appointed registrar and transfer agent of the Trust with respect to the Trust Units;

(xxxvi) except as disclosed in the Prospectus, none of the shareholders, directors or officers of Petrowest or any associate or affiliate of Petrowest has or intends to have any material interest, director or indirect, in any material transaction contemplated by any Material Agreement or the Prospectus or any proposed material transaction with the Trust or any Trust Subsidiary which materially affects, is material or will materially affect the Trust or any Trust Subsidiary except as disclosed in the Prospectus;

(xxxvii) to the knowledge of the Trust and Petrowest, other than as contemplated herein, no insider of the Trust or any Trust Subsidiary has a present intention to sell any securities of the Trust held by it;

(xxxviii) neither the Trust nor any Trust Subsidiary has any liabilities (whether absolute, contingent, present, future or otherwise), including without limitation, under or pursuant to Environmental Laws, which individually or in the aggregate would have a material adverse effect on the condition (financial or otherwise), prospects, earnings, business or properties of the Trust and the Trust Subsidiaries (taken as a whole), whether or not it arises from transactions in the ordinary course of business, except as disclosed in the Prospectus;

(xxxix) except in the normal course of business, or as disclosed in the Prospectuses, neither the Trust nor any Trust Subsidiary has advanced funds, extended credit or been a creditor of any insider of the Trust or any person not dealing at arm's length with such person and neither the Trust nor any Trust Subsidiary has borrowed funds from, received extensions of credit from or otherwise been a debtor of any insider of the Trust or any person not dealing at arm's length with such person;

(xl) the form of the certificate for the Trust Units complies with all legal requirements, including the rules of the Exchange;

(xli) the Offered Units, the Purchase Price Units and the Trust Units issuable pursuant to the terms of the Subordinated Units have been conditionally approved for listing on the Exchange and, subject only to the Trust fulfilling the customary post-closing conditions of the Exchange by November 14, 2006, the whole as set forth in the letter from the Exchange to the Trust dated August 17, 2006, the Offered Units and the Purchase Price Units will be listed and posted for trading on the Exchange;

(xlii) except for the Underwriters pursuant to this Agreement, there is no other person, firm or corporation acting or purporting to act at the request of the Trust who is entitled to any brokerage, finder's, underwriter's or agency fee in connection with the transactions contemplated hereby (other than fees that are the obligation of the shareholders of the Acquired Companies);

(xliii) no authorization, approval or consent of any court or governmental authority or agency is required to be obtained by the Trust in connection with the sale and delivery of the Offered Units except as has been obtained or is contemplated hereby;

(xliv) the minute books of Petrowest and the record books of the Trust and each Trust Subsidiary contain full, true and correct copies of the constating documents of Petrowest and contain copies of all minutes of all meetings and all consent resolutions of the trustees, partners, directors, committees, unitholders and shareholders, as applicable, of such entity and all such meetings were duly called, properly held and all such consent resolutions were properly adopted;

(xlv) other than as disclosed in the Prospectus, there are no material contracts or agreements to which the Trust or any Trust Subsidiary is a party or by which it is bound; for the purposes of this section, any contract or agreement pursuant to which the Trust or any Trust Subsidiary will, or may reasonably be expected to, result in a requirement of the Trust or a Trust Subsidiary to expend more than an aggregate of $400,000 or receive or be entitled to receive revenue of more than

$400,000 in either case in the next 12 months, or any agreement out of the ordinary course of business of the Trust or a Trust Subsidiary shall be considered to be material other than with respect to the purchase of equipment in a manner consistent with disclosure previously provided;

(xlvi) except as disclosed in the Prospectuses neither the Trust nor any Trust Subsidiary is a party to any contracts of employment which contain express terms that require greater than one month's notice on termination or which provide for payments occurring on a change of control of the Trust or any Trust Subsidiary;

(xlvii) the Trust does not have in place a unitholder rights protection plan;

(xlviii) the right of holders of Subordinated Units to receive distributions from the Trust is subordinated to right of Unitholders to receive such distributions in the manner described in the Prospectus;

(xlix) the books of account and other records of the Trust, whether of a financial or account nature or otherwise, have been maintained in accordance with prudent business practices;

(l) as of the date hereof and as of the Closing Time, the Trust is not registered or required to be registered as an "investment company" pursuant to the provisions of the United States *Investment Company Act of 1940*;

(li) no person is entitled to royalties or other interests in any revenue of the Trust or any Trust Subsidiary whether derived from the utilization of any intellectual or proprietary information or equipment of the Trust or any Trust Subsidiary or otherwise;

(lii) to the knowledge of the Trust and Petrowest, the Trust Units and Subordinated Units that will be subject to the Escrow Agreement represent all of the Trust Units and Subordinated Units held by each of the parties to the Escrow Agreement;

(liii) at the Closing Date, except as otherwise described in the Prospectus, neither the Trust, nor any Trust Subsidiary, nor any Acquired Company is currently prohibited, directly or indirectly, from paying the dividends, from making the distributions on its capital stock, units or other securities, or from paying the interest or repaying any loans, advances or other indebtedness or the Trust, any Trust Subsidiary or any Acquired Companies contemplated by the Prospectus;

(liv) neither the Trust, the Trust Subsidiaries, the Acquired Companies nor the Promoters have taken or will take, directly or indirectly, any action designed to or that might reasonably be expected to cause or result in stabilization or manipulation or the price of the Offered Units;

(lv) at or before the Closing Time or the Additional Closing Time, as applicable, each of the Trust, the Trust Subsidiaries, the Acquired Companies and the Promoters shall have complied with and fulfilled all of the terms and conditions of the Material Agreements to be complied with by it pursuant thereto at or before such

time, and the representations and warranties therein will be true and correct as of such time; and

(lvi) the Trust and Petrowest make the representations, warranties and covenants applicable to them in Schedule "A" hereto.

11. Covenants, Representations and Warranties of the Promoters

Each of the Promoters hereby severally, but not jointly, covenants, represents and warrants as follows to each of the Underwriters and acknowledge that each of the Underwriters is relying upon such representations, warranties and covenants in connection with its execution and delivery of this Agreement:

(a) he has the necessary capacity to enter into this Agreement and to carry out his obligations hereunder;

(b) there are no legal or governmental actions, proceedings or investigations pending to which he is a party or to which any of his property is subject or, to the best of his knowledge, contemplated or threatened, at law or in equity or before or by any federal, provincial, municipal or other governmental department, commission, board or agency, domestic or foreign, which (i) could result in an adverse material change to the Trust; or (ii) questions the validity of the issuance, sale or delivery of the Offered Units, Purchase Price Units or Subordinated Units or the validity of any action taken or to be taken in connection with the transactions contemplated by this Agreement, the Acquisition Agreements or the Prospectus except as disclosed to the Underwriters (and in the disclosed cases the Promoter represents such actions, proceedings or investigations are not reasonably likely to succeed); and

(c) he has executed the certificate set forth in the Prospectus as a promoter and is subject to the liabilities under Applicable Securities Laws as a consequence thereof.

12. Indemnity

(a) The Trust (solely out of the Trust Assets) and Petrowest (each an "**Indemnitor**") agree that they shall, jointly and severally, indemnify and save each of the Underwriters, and each of the Underwriter's affiliates, agents, directors, officers, shareholders, partners, employees and agents (collectively, the "**Indemnified Persons**" and individually an "**Indemnified Person**"), harmless against and from all actual or threatened claims, actions, suits, investigations and proceedings and all demands, losses (other than losses of profit in connection with the distribution of the Offered Units), costs, damages, obligations, payments, expenses, fines, penalties, taxes, interest, fees and liabilities, joint or several, including the aggregate amount paid in reasonable settlement of any actions, suits, investigations, proceedings or claims and the fees, disbursements and expenses of the Indemnified Persons' counsel on a solicitor and his own client basis that may be incurred in advising with respect to or defending any action, suit, proceeding, investigation or claim that may be made or threatened against any indemnified person or in enforcing this Indemnity (collectively, the "**Claims**") to which any Indemnified Person may be or become subject or otherwise involved or which may now or at any time hereafter suffer or incur, whether under the provisions of any statute or otherwise, in any way caused by, or arising directly or indirectly from or in consequence of:

(i) any information or statement contained in the Preliminary Prospectus, the Prospectus, the U.S. Placement Memorandum, any Supplementary Material or in any other document or material filed or delivered pursuant hereto (other than any information or statement relating solely to the Underwriters and furnished to the Trust by the Underwriters expressly for inclusion in the Preliminary Prospectus, Prospectus, U.S. Placement Memorandum or Supplementary Materials) which is or is alleged to be untrue or any omission or alleged omission to provide any information or state any fact the omission of which makes or is alleged to make any such information or statement untrue or misleading in light of the circumstances in which it was made;

(ii) any misrepresentation or alleged misrepresentation (except a misrepresentation which is based upon information relating solely to the Underwriters and furnished to the Trust by the Underwriters expressly for inclusion in the Preliminary Prospectus, Prospectus, U.S. Placement Memorandum or Supplementary Materials) contained in the Preliminary Prospectus, Prospectus, U.S. Placement Memorandum or any Supplementary Materials or in any other document filed with a Securities Commission by or on behalf of the Trust or any other part of the Public Record filed by or on behalf of the Trust;

(iii) any prohibition or restriction of trading in the securities of the Trust or any prohibition or restriction affecting the distribution of the Offered Units imposed by any competent authority if such prohibition or restriction is based on any misrepresentation or alleged misrepresentation of a kind referred to in section 12(a)(ii);

(iv) any order made or any inquiry, investigation (whether formal or informal) or other proceeding commenced or threatened by any one or more competent authorities in connection with the transactions contemplated herein (not based upon the activities or the alleged activities of the Underwriters or their Selling Dealer Group members, if any), relating to or materially affecting the trading or distribution of the Offered Units or the Trust Units;

(v) any breach of, default under or non-compliance by the Indemnitor or a Promoter with any requirements of the Canadian Securities Laws, applicable U.S. Securities Laws, the by-laws, rules or regulations of the Exchange or any representation, warranty, term or condition of this Agreement provided by the Trust or in any certificate or other document delivered by or on behalf of the Trust hereunder or pursuant hereto; or

(vi) the Trust not complying (or an allegation of non-compliance) with any requirement of Canadian Securities Laws or applicable U.S. Securities Laws in connection with the transactions contemplated herein, including the Trust's non-compliance with any statutory requirement to make any document available for inspection.

(b) Notwithstanding the provisions of section 12(a), no party who has engaged in any fraud, wilful misconduct or gross negligence shall be entitled, to the extent that the Claims were caused by such activity, to claim indemnification from any person who has not engaged in such fraud, fraudulent misrepresentation, wilful default or gross negligence.

(c) If any Claim contemplated by section 12(a) shall be brought, instituted or threatened against any of the Indemnified Persons, or if any potential Claim contemplated by section 12(a) shall come to the knowledge of any Indemnified Party, the Indemnified Party concerned shall notify the Indemnitors as soon as possible of the nature of such claim (provided that failure to so notify the Indemnitors of the nature of such claim in a timely fashion shall relieve the Indemnitors of liability hereunder only if and to the extent that such failure materially prejudices such Indemnitor's ability to defend such claim) and the Indemnitors shall be entitled (but not required) to assume the defence of any suit brought to enforce such claim, provided however, that the defence shall be through legal counsel selected by an Indemnitor and acceptable to the Indemnified Person acting reasonably and that no settlement may be made by an Indemnitor or the Indemnified Person without the prior written consent of the Indemnitors and such Indemnified Person, such consent not to be unreasonably withheld.

(d) The Indemnified Person shall have the right to retain its own separate or additional counsel in any proceeding relating to a claim contemplated by section 12(a), provided that the fees and disbursements of such counsel shall be paid by the Indemnified Party unless:

(i) the Indemnified Person has been advised by counsel that there may be a reasonable legal defence available to the Indemnified Person which is different from or in addition to a defence available to an Indemnitor or that a conflict of interest exists which makes representation by counsel chosen by the Trust not advisable (in which case the Indemnitors shall not have the right to assume the defence of such proceedings on the Indemnified Person's behalf);

(ii) an Indemnitor shall not have taken the defence of such proceedings and employed counsel within ten days after receipt of notice of commencement of such proceedings; or

(iii) the employment of such counsel has been authorized by the Indemnitors in writing in connection with the defence of such proceeding;

and, in any such event, the reasonable fees and expenses of such Indemnified Person's counsel (on a solicitor and his client basis) shall be paid by the Indemnitors provided that the Indemnitors shall not, in connection with any one such action or separate but substantially similar or related actions in the same jurisdiction arising out of the same general allegations or circumstances, be liable for the fees and expenses of more than one separate law firm (in addition to any local counsel) for all such Indemnified Persons.

(e) The Indemnitors hereby waive any right to recover contribution from the Underwriters with respect to any liability of the Indemnitors by reason of or arising out of any misrepresentation in the Preliminary Prospectus, the Prospectus, the U.S. Placement Memorandum or any Supplementary Material, provided, however, that such waiver shall not apply in respect of liability caused or incurred by reason of any misrepresentation which is based upon information relating solely to the Underwriters contained in such document and furnished to the Trust by the Underwriters or Underwriters' Counsel expressly for inclusion in the Preliminary Prospectus, the Prospectus, the U.S. Placement Memorandum or such Supplementary Material.

(f) If any claim, action, suit, investigation or proceeding shall be instituted against an Indemnitor in respect of the Preliminary Prospectus, the Prospectus, the U.S. Placement Memorandum or any Supplementary Material or the offering of Offered Units, or if any regulatory authority or stock exchange shall carry out an investigation of the Indemnitor in respect of the Preliminary Prospectus, the Prospectus, the U.S. Placement Memorandum or any Supplementary Material or the offering of Offered Units and, in any such case, any Indemnified Person is required to testify, or respond to procedures designed to discover information, in connection with or by reason of the services performed by the Underwriters hereunder, the Indemnified Person may employ their own legal counsel and the Indemnitors shall pay and reimburse the Indemnified Person for the reasonable fees, charges and disbursements (on a full indemnity basis) of such legal counsel, the other expenses reasonably incurred by the Indemnified Person in connection with such proceedings or investigation and a fee at the normal per diem rate for any director, officer or employee of the Underwriters involved in the preparation for or attendance at such proceedings or investigation.

(g) The rights and remedies of the Indemnified Persons set forth in sections 12, 13 and 15 hereof are to the fullest extent possible in law cumulative and not alternative and the election by any Underwriter or other Indemnified Person to exercise any such right or remedy shall not be, and shall not be deemed to be, a waiver of any other rights and remedies.

(h) The Indemnitors hereby acknowledge that the Underwriters are acting as agents for the Underwriters' respective agents, directors, officers, shareholders and employees under this section 12 and under section 13 with respect to all such agents, directors, officers, shareholders and employees.

(i) The Indemnitors hereby waive any right they may have of first requiring an Indemnified Person to proceed against or enforce any other right, power, remedy or security or claim or to claim payment from any other person before claiming under this indemnity. It is not necessary for an Indemnified Person to incur expense or make payment before enforcing such indemnity;

(j) The Underwriters' rights of indemnity contained in this section 12 shall not apply if the Trust has complied with the provisions of sections 5, 6 and 7 and the person asserting any claim contemplated by this section 12 was not provided with a copy of the Preliminary Prospectus, the Prospectus, the U.S. Placement Memorandum or any Supplemental Material or amendment to the U.S. Placement Memorandum or other document which corrects any misrepresentation or alleged misrepresentation which is the basis of such claim and which was required, under Canadian Securities Laws and U.S. Securities Laws, as applicable, to be delivered to such person by the Underwriters.

(k) If an Indemnitor has assumed the defense of any suit brought to enforce a claim hereunder, the Indemnified Person shall provide the Indemnitors with copies of all documents and information in its possession pertaining to the claim, take all reasonable actions necessary to preserve its rights to object to or defend against the claim, consult and reasonably cooperate with the Indemnitors in determining whether the claim and any legal proceeding resulting therefrom should be resisted, compromised or settled and reasonably cooperate and assist in any negotiations to compromise or settle, or in any defense of, a claim undertaken by the Indemnitor, provided that such Indemnified Person shall be reimbursed as contemplated by section 12(f).

13. Contribution

(a) In order to provide for just and equitable contribution in circumstances in which the indemnification provided for in this Agreement is due in accordance with its terms but is, for any reason, held by a court to be unavailable from the Indemnitors on grounds of policy or otherwise, the Indemnitors and the party or parties seeking indemnification shall contribute to the aggregate demands, losses (other than losses of profit in connection with the distribution of the Offered Units), costs, damages, obligations, payments, expenses, fees and liabilities to which they may be subject or which they may suffer or incur:

(i) in such proportion as is appropriate to reflect the relative benefit received by the Indemnitors, on the one hand, and by the party or parties seeking indemnity on the other hand, from the offering of the Offered Units; or

(ii) if the allocation provided by section 13(a)(i) above is not permitted by applicable law, in such proportion as is appropriate to reflect not only the relative benefits referred to in section 13(a)(i) above but also to reflect the relative fault of the party or parties seeking indemnity, on the one hand, and the Indemnitors, on the other hand, in connection with the statements, commissions or omissions or other matters which resulted in such liabilities, claims, demands, losses, costs, damages or expenses as well as any other relevant equitable considerations.

(b) The relative benefits received by the Indemnitors on the one hand, and the Underwriters, on the other hand, shall be deemed to be in the same proportion that the total proceeds of the Offering received by the Trust (net of fees but before deducting expenses) bear to the fees received by the Underwriters. In the case of liability arising out of the Preliminary Prospectus, the Prospectus, the U.S. Placement Memorandum or any Supplementary Material, the relative fault of the Indemnitors on the one hand, and of the Underwriters, on the other hand, shall be determined by reference, among other things, to whether the misrepresentation or alleged misrepresentation, order, inquiry, investigation or other matter or thing referred to in section 12 relates to information supplied or which ought to have been supplied by, or steps or actions taken or done on behalf of or which ought to have been taken or done on behalf of the Indemnitors or the Underwriters and the party's relative intent, knowledge, access to information and opportunity to correct or prevent such misrepresentation or alleged misrepresentation, order, inquiry, investigation or other matter or thing referred to in section 12.

(c) The amount paid or payable by an Indemnified Person as a result of demands, losses (other than losses of profit in connection with the distribution of the Offered Units), costs, damages, obligations, payments, expenses, fees and liabilities referred to above shall, without limitation, include any legal or other expenses reasonably incurred by the Indemnified Person in connection with investigating or defending such demands, losses, costs, damages, obligations, payments, expenses, fees and liabilities (or claims, actions, suits, investigations and proceedings in respect thereof) whether or not resulting in any action, suit, proceeding or claim.

(d) The Indemnitors agree that it would not be just and equitable if contributions pursuant to this Agreement were determined by pro rata allocation or by any other method of allocation which does not take into account the equitable considerations referred to in the immediately preceding paragraphs. The rights to contribution provided in this section 13

shall be in addition to, and without prejudice to, any other right to contribution which the Underwriters or any other Indemnified Person may have.

(e) Any liability of the Underwriters under this section 13 shall be limited to the amount actually received by the Underwriters under section 2.

14. Expenses

Whether or not the transactions contemplated herein shall be completed, all costs and expenses of or incidental to the distribution of the Offered Units shall be borne by the Trust including, without limitation: (i) all costs and expenses of or incidental to the preparation, filing and reproduction of the Preliminary Prospectus, the Prospectus, the U.S. Placement Memorandum, any Supplementary Materials, the fees and expenses of the Trust's counsel, the costs relating to road show meetings and presentations (including all printing and travel costs for employees of the Trust), listing fees, the fees and expenses of agent counsel retained by the Trust's counsel, the fees and expenses of the Trust's auditors, translation costs and the fees and expenses related to any newspaper advertisements and the road show expenses; (ii) the out-of-pocket expenses of the Underwriters, including, but not limited to, travel and communication expenses, database service expenses, courier charges and the Underwriters' reasonable legal fees and expenses, and the reasonable fees and expenses of any other advisors retained by the Underwriters with the prior consent of the Trust, such consent not to be unreasonably withheld (provided that the aggregate of all such expenses forming part of this section 14(ii) which shall be paid by the Trust shall not exceed $250,000); and (iii) all other costs and expenses relating to the transactions contemplated herein.

15. Termination

(a) The obligation of the Underwriters to purchase the Offered Units will be subject to the accuracy as of the Closing Time of the representations and warranties of each of the Trust, any Trust Subsidiary and each Promoter contained herein or in any certificate or document delivered pursuant to or contemplated by the Material Agreements and the due fulfilment and compliance by each of the Trust, the Trust Subsidiaries and the Promoters of and with their respective covenants herein and therein contained.

(b) Each of the Underwriters may, without any liability on the Underwriter's part, terminate its obligations hereunder, by written notice to the Trust and the Promoters, in the event that after the date hereof and at or prior to the Closing Time:

(i) there should develop, occur or come into effect or existence any event, action, state, condition or major financial occurrence of national or international consequence, acts of hostilities, civil insurrection or terrorist action or like event or escalation thereof or other calamity or crisis or any change or development involving a prospective change in national or international political, financial or economic conditions or any governmental action, law, regulation, inquiry or other occurrence of any nature whatsoever which, in the sole opinion of the Underwriter, acting reasonably, seriously adversely affects or involves, or may seriously adversely affect or involve, the financial markets in Canada or the United States or the business, financial condition, operations or affairs (actual or as contemplated in the Prospectus) of the Trust or the Trust Subsidiaries or the Acquired Companies or the ability of Petrowest to manage the affairs of the Trust or provide administrative services to the Trust and the Trust Subsidiaries, or prevents or materially restricts the trading in or the distribution of the Units in any of the Qualifying Jurisdictions;

(ii) any order to cease or suspend trading in any securities of the Trust or prohibiting or restricting the distribution of the Offered Units is made, or any proceedings are announced, commenced or threatened for the making of any such order, by any stock exchange, Securities Commission or similar regulatory or judicial authority, and the same has not been rescinded, revoked or withdrawn;

(iii) the Underwriter determines that any or all of the Trust, Petrowest, or any Promoter is in breach or non-performance of or default under a covenant, representation, warranty, term or condition of the Trust or Petrowest, as the case may be, contained herein in any material respect (or in any respect where such a covenant, representation, warranty, term or condition contains a materiality threshold or qualification);

(iv) any inquiry, action, suit, investigation or other proceeding (whether formal or informal) in relation to the Trust, Petrowest, the Promoters or the Acquired Companies (or any of them) or any of their respective trustees, directors or senior officers, as applicable, is announced, commenced or threatened by any stock exchange, Securities Commission or similar regulatory or judicial authority, or any order or ruling has been issued under or pursuant to any statute of Canada or of any province of Canada or of any other jurisdiction, or any other applicable law or regulatory authority (unless based solely on the activities or alleged activities of the Underwriters), or there is any change in law, regulation or policy or the interpretation or administration thereof, if, in the sole opinion of the Underwriter, acting reasonably, the inquiry, action, suit, investigation or other proceeding, change, announcement, commencement or threatening thereof materially adversely affects the Trust on a consolidated basis or materially prevents or restricts or may materially prevent or restrict the trading, marketability or distribution of the Offered Units or would be expected to have a material adverse effect on the market price or value of the Offered Units;

(v) there should occur any material change (actual, contemplated or threatened), change in any material fact, occurrence or event of the nature referred to in section 8(a) or any development that could result in such a material change (actual, contemplated or threatened), which, in the sole opinion of the Underwriter, could reasonably be expected to have a material adverse effect on the market price or value of the Offered Units or the marketability of the Offered Units;

(vi) the Underwriter shall become aware, as a result of its due diligence review or otherwise, of any adverse material change (actual, contemplated or threatened) or adverse material fact with respect to the Trust, the Trust Subsidiaries, the Promoters or the Acquired Companies which has not been publicly disclosed or disclosed in writing to the Underwriters at or prior to the date hereof;

(vii) there is announced any change or proposed change in the income tax laws of Canada or the interpretation or administration thereof and such change would, in the opinion of any Underwriter, acting reasonably, be expected to have a significant adverse effect on the market price or value of the Offered Units; or

(viii) the state of the financial markets is such that, in the Underwriter's reasonable opinion, the Units cannot be profitably marketed.

(c) The Underwriters, or any of them, may exercise any or all of the rights provided for in section 15(a) or section 16 or section 21 notwithstanding any material change, change, event or state of facts and notwithstanding any act or thing taken or done by the Underwriters or any inaction by the Underwriters, whether before or after the occurrence of any material change, change, event or state of facts including, without limitation, any act of the Underwriters related to the offering or continued offering of the Offered Units for sale and any act taken by the Underwriters in connection with any amendment to the Prospectus (including the execution of any amendment) and the Underwriters shall only be considered to have waived or be estopped from exercising or relying upon any of their rights under or pursuant to section 15(a) or section 16 or 21 if such waiver or estoppel is in writing and specifically waives or estops such exercise or reliance.

(d) Any termination pursuant to the terms of this Agreement shall be effected by notice in writing delivered to the Trust, provided that no termination shall discharge or otherwise affect any obligation of the Trust under sections 10(b)(iii), 13, 14 or 21. The rights of the Underwriters to terminate their obligations hereunder are in addition to, and without prejudice to, any other remedies they may have.

16. Closing

The following are conditions precedent to the obligations of the Underwriters to complete the transactions contemplated in this Agreement:

(a) there shall be delivered to the Underwriters legal opinions of the Trust's Counsel addressed to the Underwriters and the Underwriters' Counsel, in form and substance satisfactory to the Underwriters, acting reasonably, with respect to such matters as the Underwriters may reasonably request relating to the offering of the Offered Units, including, without limitation:

(i) the formation or incorporation, as the case may be, of each of the Trust and the Trust Subsidiaries under the laws of its governing jurisdiction and the due qualification of each of the Trust and the Trust Subsidiaries to own their assets and to carry on their business as described in the Prospectus;

(ii) the authorized and outstanding capital of the Trust and each of the Trust Subsidiaries;

(iii) each of the Trust and the Trust Subsidiaries has full corporate, trust or partnership authority, as the case may be, to enter into Material Agreements to which it is a party and the Material Agreements to which it is a party have been duly authorized, executed and delivered by the Trust and the Trust Subsidiaries, as applicable, and constitute (subject to usual qualifications) a legal, valid and binding obligation of each of the Trust and the Trust Subsidiaries, as the case may be, enforceable in accordance with its terms;

(iv) the execution and delivery of the Material Agreements, the performance and compliance with the terms of the Material Agreements to which it is a party, the prior issuance by the Trust of 1,510,000 Subordinated Units and the issue and sale of the Offered Units, as applicable, by the Trust do not and will not result in a breach of, or constitute a default under, and do not and will not create a state of facts which, after notice or lapse of time or both, will result in a breach (whether

after notice or lapse of time or both) of or constitute a default under: (A) any applicable laws of the Province of Alberta; (B) any of the terms, conditions or provisions of any of the constating documents of any of the Trust or the Trust Subsidiaries, the Material Agreements or, as applicable, any resolution of the directors, trustees, partners, shareholders or unitholders of the Trust or any Trust Subsidiary; (C) to the knowledge of counsel, any mortgage, note, indenture, contract, agreement (written or oral), instrument, lease or other document to which the Trust or any Trust Subsidiary is a party or by which the Trust or any Trust Subsidiary is bound on the Closing Date; or (D) any statute, rule or regulation or, to the knowledge of counsel, any judgement, decree or order applicable to the Trust or any Trust Subsidiary, which breach or default might reasonably be expected to materially adversely affect the business, operations, capital or condition (financial or otherwise) of the Trust and the Trust Subsidiaries on a consolidated basis;

(v) all necessary action has been taken by the Trust and Petrowest to validly allot and issue the Offered Units and Purchase Price Units and the Firm Units and Purchase Price Units and, if applicable, the Over-Allotment Units have been duly and validly created and issued as fully paid Trust Units;

(vi) the form and terms of the certificates representing the Trust Units have been approved by the Trust and Petrowest and comply with all legal requirements relating thereto (including all applicable requirements of the Exchange);

(vii) no consent, approval, authorization or order of or qualification with any governmental or regulatory body or agency in the Province of Alberta (or pursuant to the federal laws of Canada applicable therein) is required to be obtained by the Trust for the issue, offer and sale of the Offered Units and Purchase Price Units by the Trust in the manner contemplated hereby, except such as have been obtained;

(viii) Petrowest has the necessary corporate power and authority to execute and deliver the Prospectuses on behalf of the Trust and to deliver the U.S. Placement Memorandum and all necessary trust and corporate action has been taken by the Trust and Petrowest respectively, to authorize the execution and delivery by Petrowest on behalf of the Trust of the Prospectuses and to authorize the delivery by Petrowest on behalf of the Trust of the U.S. Placement Memorandum in accordance with Canadian Securities Laws and applicable securities laws in the United States;

(ix) the attributes and characteristics of the securities of the Trust and the Trust Subsidiaries (including, without limitation, the Trust Units, Special Voting Units and Subordinated Units) conform in all material respects with the description thereof in the Prospectuses;

(x) all necessary documents have been filed, all necessary proceedings have been taken and all legal requirements have been fulfilled as required under the Canadian Securities Laws in order to qualify the Offered Units for distribution and sale to the public in each of the Qualifying Jurisdictions by or through investment dealers and brokers duly registered under the applicable laws of such

provinces who have complied with the relevant provisions of such Canadian Securities Laws;

(xi) the Offered Units are qualified investments as set out under the heading "Eligibility for Investment" in the Prospectuses;

(xii) the summary under the heading "Canadian Federal Income Tax Considerations" in the Prospectus is a summary of the principal Canadian federal income tax considerations generally applicable to the acquisition, holding and disposition of Trust Units by a holder thereof who acquires Trust Units pursuant to the Prospectus, subject to the qualifications, assumptions, limitations and understandings set out in such summary;

(xiii) the Trust is a "reporting issuer" in each of the Qualifying Jurisdictions and is not included in the list of defaulting reporting issuers maintained by the Securities Regulatory Authorities in each of the Qualifying Jurisdictions where such concept exists;

(xiv) as far as such counsel is aware, no order, ruling or determination having the effect of ceasing or suspending the trading of the Offered Units, the Over-Allotment Units or any other securities of the Trust or any Trust Subsidiary or the Acquired Companies has been issued or made by any Securities Commission or the Exchange and no proceedings for that purpose have been instituted or are pending or contemplated;

(xv) the Offered Units, Purchase Price Units and Trust Units issuable pursuant to the terms of the Subordinated Units have been conditionally accepted for listing on the Exchange subject to any applicable filing requirements and, upon notification to the Exchange of the issuance thereof, will be posted for trading on the Exchange; and

(xvi) Valiant Trust Company, at its principal office in Calgary and, through its agent, BNY Trust Company of Canada, in Toronto, has been duly appointed the transfer agent and registrar for the Offered Units;

and as to all other legal matters, including compliance with Canadian Securities Laws, in any way connected with the issuance, sale and delivery of the Offered Units and Purchase Price Units as the Underwriters may reasonably request; provided that it is understood that the Trust's counsel may rely on the opinions of local counsel acceptable to them as to matters governed by the laws of jurisdictions other than Alberta, Ontario or Canada and on certificates of officers of the Trust, the transfer agent and the auditors of the Trust as to relevant matters of fact;

(b) there shall be delivered to the Underwriters a certificate dated the Closing Date and the Additional Closing Date, addressed to the Underwriters and signed by Petrowest and by Petrowest on behalf of the Trust in each case by any two senior officers of Petrowest satisfactory to the Underwriters, acting reasonably, certifying that:

(i) each of the Trust and Petrowest have complied with and satisfied all terms and conditions of this Agreement on its part to be complied with or satisfied at or prior to the Closing Time or the Additional Closing Time, as the case may be;

(ii) the representations and warranties of each of the Trust and Petrowest set forth in this Agreement are true and correct at the Closing Time, as if made at such time;

(iii) no event of a nature referred to in sections 8(a), 8(b) or 15(b)(ii), (iii), (iv) or (v) has occurred or to the knowledge of such officers is pending, contemplated or threatened, excluding with respect to section 15(b)(iv) and (v) any obligation of the Underwriters to make a determination as to whether or not any event or change has, in the Underwriters' opinion, occurred;

(iv) the Trust has made and/or obtained on or prior to the Closing Time all necessary filings, approvals, consents and acceptances under Canadian Securities Laws, of applicable regulatory authorities and under any applicable agreement or document to which the Trust is a party or by which it is bound, required for the execution and delivery of this Agreement, the other Material Agreements, the offering and sale of the Offered Units and the consummation of the other transactions contemplated hereby (subject to completion of filings with certain regulatory authorities following the Closing Time);

(v) none of the Material Agreements have been amended (and no amendments are contemplated) and no condition therein have been waived or are unsatisfied by any of the parties thereto; and

(vi) since the respective dates as to which information is given in the Prospectus and any Supplementary Material, no transaction material to the Trust, the Trust Subsidiaries, the Acquired Companies or the Promoters has been entered into or is pending by any of such entities which is not disclosed therein,

and the Underwriters shall have no knowledge to the contrary;

(c) the Underwriters shall have received at the Closing Time a certificate or certificates dated the Closing Date, addressed to the Underwriters and counsel to the Underwriters from each of the Promoters, certifying, that:

(i) the Promoter has complied with and satisfied in all material respects the covenants, terms and conditions of this Agreement on his part to be complied with and satisfied up to the Closing Time, and

(ii) the representations and warranties of the Promoter contained in this Agreement are true and correct in all material respects at the Closing Time as if made at such time;

(d) there shall be delivered to the Underwriters comfort letters of the auditors referred to in section 6(d) addressed to the Underwriters and dated the Closing Date and the Additional Closing Date, in the format satisfactory to the Underwriters, acting reasonably, bringing the information contained in the comfort letter referred to in section 6(d) hereof up to the Closing Time or the Additional Closing Time, as the case may be, which updated comfort letters shall be based on a review having a cut off date not more than two Business Days prior to the Closing Date or Additional Closing Date, as the case may be;

(e) there shall be delivered to the Underwriters evidence satisfactory to the Underwriters that the Trust has obtained all necessary approvals of the Exchange for the listing of the

Offered Units, Purchase Price Units and Trust Units issuable pursuant to the terms of the Subordinated Units subject only to the filing of documents which may be required by the Exchange;

(f) there shall be delivered to the Underwriters copies of the Material Agreements duly executed and delivered by the parties thereto, all such Material Agreements shall be, on the date thereof, in form and substance satisfactory to the Underwriters, acting reasonably, none of such Material Agreements shall have been amended, supplemented or modified in any way and no condition or provision in any such Material Agreement shall have been waived by any party without the prior express written consent of the Underwriters, acting reasonably, and each of the parties thereto shall have performed such of their obligations thereunder which are to be performed or completed at or prior to the Closing Time to the satisfaction of the Underwriters, acting reasonably;

(g) there shall be delivered to the Underwriters a certificate dated the Closing Date and the Additional Closing Date, addressed to the Underwriters and signed by Petrowest and by Petrowest on behalf of the Trust, in each case by any two senior officers of Petrowest satisfactory to the Underwriters, acting reasonably, in form and content satisfactory to the Underwriters, acting reasonably, with respect to:

(i) the articles, by-laws or other constating documents of the Trust and each of the Trust Subsidiaries;

(ii) resolutions of the board of directors of Petrowest, on its own behalf and on behalf of the Trust, relevant to the approval of the Prospectus and the signing and filing thereof, the issuance and sale of the Offered Units and the authorization of this Agreement and the other agreements (including the Material Agreements) and transactions contemplated herein and in the Prospectus;

(iii) the resolutions of the trustees, partners and boards of directors, as applicable, of each of the Trust Subsidiaries relating to the authorization of the Material Agreements to which each Trust Subsidiary is or will be a party and the completion of the transactions contemplated in the Prospectus; and

(iv) the incumbency and signatures of signing officers of Petrowest and the Trust;

(h) the Underwriters, acting reasonably, shall be satisfied that the transactions described in the Prospectus as being transactions that will occur or be completed on the Closing Date, have been or will concurrently be completed and that the Trust is capable of being deemed to be a "mutual fund trust" within the meaning of the *Income Tax Act* (Canada) from inception upon the filing of an election under subsection 132(6.1) of the *Income Tax Act* (Canada);

(i) the Underwriters and their counsel shall be included as addressees and be entitled to rely upon any legal opinions delivered with respect to the Acquisition Agreements;

(j) the Acquisition Condition shall have been satisfied, but for the payment of some or all of the net proceeds from the Offering to the vendors of the Acquired Companies and the issuance of the Purchase Price Units;

(k) the Underwriters shall have obtained satisfactory results of all due diligence investigations relating to any Supplementary Material;

(l) each of the Escrowed Unitholders shall have entered into and continue to be bound by the Escrow Agreement;

(m) a legal opinion of Dorsey & Whitney, LLP, United States counsel to the Trust, addressed to the Underwriters and Underwriters' Counsel, in form and substance reasonably satisfactory to the Underwriters and Underwriters' Counsel, to the effect that the offering and sale of the Offered Units in the manner contemplated by this Agreement and the Prospectus do not require registration of the Offered Units under the U.S. Securities Act; and

(n) there shall be delivered to the Underwriters such other certificates and documents as the Underwriters may request, acting reasonably.

17. Deliveries

(a) The sale of the Firm Units if any, shall be completed at the Closing Time at the offices of the Trust's Counsel in Calgary, Alberta or at such other place as the Trust and the Underwriters may agree. Subject to the conditions set forth in section 16, the Underwriters, at the Closing Time, shall deliver by wire transfer(s) to the Trust, in immediately available Canadian funds, the amount of $10.00 per Firm Unit sold against delivery by the Trust and the Promoters of:

(i) the opinions, certificates and documents referred to in section 16;

(ii) definitive certificates representing, in the aggregate, all of the Firm Units registered in such name or names as the Underwriters shall notify the Trust in writing not less than 24 hours prior to the Closing Time; and

(iii) certified cheques or bank drafts payable to the Lead Underwriters representing the fee provided for in section 2 in respect of the Firm Units;

provided however that the payment to the Lead Underwriters pursuant to paragraph (iii) may be made by way of set-off against the payments to be made by the Underwriters to the Trust in this section 17(a).

(b) The sale of the Over-Allotment Units, if any, shall be completed at the offices of the Trust's Counsel in Calgary, Alberta or at such other place as the Trust and the Underwriters may agree, on the date (the "**Additional Closing Date**") and at the time ("**Additional Closing Time**") specified by the Underwriters in the written notice given by the Underwriters pursuant to their election to purchase such Over-Allotment Units provided that in no event shall such time be earlier than the Closing Time or earlier than two or later than ten Business Days after the date of the written notice of the Underwriters to the Trust in respect of the Over-Allotment Units, and further provided that the Additional Closing Date shall not be later than 30 days after the Closing Date, or at such other time and date as the Underwriters and the Trust may agree upon in writing. Subject to the conditions set forth in section 16, the Underwriters, at the Additional Closing Time, shall deliver by wire transfer to the Trust, in immediately available Canadian funds, the amount of $10.00 per Over-Allotment Unit agreed to be sold by the

Underwriters pursuant to their exercise of the Over-Allotment Option, against delivery by the Trust and the Promoters, of:

(i) to the extent applicable, the opinions, certificates and documents referred to in section 16;

(ii) definitive certificates representing, in the aggregate, all of the Over-Allotment Units agreed to be sold by the Underwriters registered in such name or names as the Underwriters shall notify the Trust in writing not less than 24 hours prior to the Additional Closing Time;

(iii) certified cheques or bank drafts of the Trust payable to the Lead Underwriters representing in aggregate the fee provided for in section 2 in respect of the Over-Allotment Units;

provided however that the payment to the Lead Underwriters pursuant to paragraph (iii) may be made by way of set-off against the payment to be made by the Underwriters to the Trust, in this section 17(b).

18. Restrictions on Offerings

During the period commencing on the date hereof and ending on the day that is 180 days following the Closing Date, the Trust shall not, without the prior written consent of the Lead Underwriters, on behalf of the Underwriters, which consent shall not be unreasonably withheld, directly or indirectly, issue, offer or sell, contract to sell or otherwise dispose of directly or indirectly, any Units or financial instruments or securities convertible into or exercisable or exchangeable for Units or to agree to or publicly disclose any intention to do any of the forgoing.

19. Offering in the United States

To the extent that any Offered Units are sold in the United States pursuant to Regulation D, the Trust shall file or cause to be filed a notice with the SEC on Form D in accordance with Rule 503 under the U.S. Securities Act forthwith upon being notified by the Underwriters that such has occurred.

20. Notices

Any notice under this Agreement shall be given in writing and either sent by facsimile or hand delivered to the party to receive such notice at the address indicated below:

(a) to the Trust or any of the Promoters at:

Petrowest Energy Services Trust.
204, 10605 Westside Drive
Calgary, Alberta T8V 8E6

Attention: Mr. Kenneth N. Drysdale
Facsimile No: (780) 830-0882

with a copy to:

Bennett Jones LLP
Suite 4500, Bankers Hall East
855 – 2nd Street S.W.

Calgary, Alberta T2P 4K7

Attention: Mr. Bradley D. Markel
Facsimile No: (403) 265-7219

(b) to Petrowest at:

Petrowest Energy General Partner Ltd.
204, 10605 Westside Drive
Calgary, Alberta T8V 8E6

Attention: Mr. Kenneth N. Drysdale
Facsimile No: (780) 830-0882

with a copy to:

Bennett Jones LLP
Suite 4500, Bankers Hall East
855 – 2nd Street S.W.
Calgary, Alberta T2P 4K7

Attention: Mr. Bradley D. Markel
Facsimile No: (403) 265-7219

(c) to the Underwriters at:

Westwind Partners Inc.
500, 520 – 5th Avenue S.W.
Calgary, Alberta T2P 3R7

Attention: Mr. J. Alexander Wylie
Facsimile No: (403) 264-5015

and to:

Sprott Securities Inc.
1800, 300 – 5th Avenue S.W.
Calgary, Alberta T2P 3C4

Attention: Mr. Brian K. Petersen
Facsimile No: (403) 266-4222

and to:

Lightyear Capital Inc.
660, 202 – 6th Avenue S.W.
Calgary, Alberta T2P 2R9

Attention: Murray A. Weimer
Facsimile No: (403) 218-1419

and to:

Blackmont Capital Inc.
2200, 440 – 2nd Avenue S.W.

Calgary, Alberta T2P 5E9

Attention: Terris N. Chorney
Facsimile No: (403) 260-5751

and to:

Dundee Securities Corporation
3600, 350 – 7th Avenue S.W.
Calgary, Alberta T2P 3N9

Attention: Ali A. Bhojani
Facsimile: (403) 264-6334

with a copy to:

Stikeman Elliott LLP
4300 Bankers Hall West
888 – 3rd Street S.W.
Calgary, Alberta T2P 5C5

Attention: Mr. Craig A. Story
Facsimile No: (403) 266-0384

or to such other address as the party may designate by notice given to the other. Each communication shall be personally delivered to the addressee or sent by fax transmission to the address, and:

(a) a communication which is personally delivered shall, if delivered before 4:00 p.m. (local time) on a Business Day, be deemed to be given and received on that day and, in any other case, be deemed to be given and received on the first Business Day following the day on which it is delivered; and

(b) a communication which is sent by fax transmission shall, if sent on a Business Day before 4:00 p.m. (local time), be deemed to be given and received on that day and, in any other case, be deemed to be given and received on the first Business Day following the day on which it is sent.

21. Conditions

(a) All representations, warranties, terms and conditions of this Agreement to be performed by the Trust, any Trust Subsidiary or any Promoter shall be construed as conditions for the benefit of the Underwriters, and any breach of, default under or failure to comply with any such representation, warranty, term or condition by any of the Trust, any Trust Subsidiary or any Promoter shall entitle any of the Underwriters, without limiting any of the other remedies of the Underwriters, to terminate their obligations to offer the Offered Units by written notice to that effect given to the Trust on or prior to the Closing Date. The Underwriters may waive in whole or in part any breach of, default under or non-compliance with any representation, warranty, term or condition hereof, or extend the time for compliance therewith, without prejudice to any of their rights in respect of any other representation, warranty, term or condition hereof or any other breach of, default under or non-compliance with any other representation, warranty, term or condition

hereof, provided that any such waiver or extension shall be binding on the Underwriters only if the same is in writing.

(b) All representations, warranties, terms and conditions of this Agreement to be performed by the Underwriters shall be construed as conditions for the benefit of the Trust and any breach or failure to comply with any material terms and conditions shall entitle the Trust to terminate its obligation to issue and sell the Firm Units and Over-Allotment Units by written notice to that effect given to the Underwriters on or prior to the Closing Date or Additional Closing Date, as applicable. The Trust may waive in whole or in part any breach of, default under or non-compliance with any representation, warranty, term or condition hereof, or extend the time for compliance therewith, without prejudice to any of its rights in respect of any other representation, warranty, term or condition hereof or any other breach of, default under or non-compliance with any other representation, warranty, term or condition hereof, provided that any such waiver or extension shall be binding on the Trust only if the same is in writing.

22. Survival of Representations and Warranties

It is understood that all warranties, representations, covenants and agreements herein contained or contained in certificates or documents submitted pursuant to or in connection with the transaction provided for herein shall survive the issuance and sale of the Offered Units and the termination of this Agreement and shall continue in full force and effect for the benefit of the Trust and the Underwriters regardless of any investigation by or on behalf of the Underwriters with respect thereto and regardless of whether transactions contemplated herein have been completed.

23. Market Stabilization

In connection with the distribution of the Offered Units, the Underwriters and members of their selling group, if any, may over-allot or affect transactions which stabilize or maintain the market price of the Offered Units at levels above those which might otherwise prevail in the open market in compliance with Canadian Securities Laws. Such stabilizing transactions, if any, may be discontinued at any time.

24. Several Liability of Underwriters

The Underwriters' rights and obligations under this agreement are several and not joint and several including, without limitation, that:

(a) each of the Underwriters shall be obligated to purchase only the percentage of the total number of Firm Units set forth opposite their names set forth in this section 24; and

(b) if one or more of the Underwriters shall not purchase its applicable percentage of the Firm Units at the Closing Time, then the other Underwriters shall have the right, but shall not be obligated, to purchase all of the percentage of the Offered Units, which would otherwise have been purchased by such Underwriter or Underwriters at such time. In the event such right is not exercised, the Underwriters which are not in default shall be entitled by written notice to the Trust to terminate this agreement without liability.

The applicable percentage of the total number of Firm Units which each of the Underwriters shall be separately obligated to purchase is as follows:

Westwind Partners Inc.	35.0%

Sprott Securities Inc.	35.0%
Lightyear Capital Inc.	15.0%
Blackmont Capital Inc.	7.5%
Dundee Securities Corporation	7.5%

Nothing in this agreement shall obligate the Trust to sell the Underwriters less than all of the Firm Units or shall relieve any Underwriter in default from liability to the Trust or any non-defaulting Underwriter in respect of the defaulting Underwriter's default hereunder. In the event of a termination by the Trust of its obligations under this agreement, there shall be no further liability on the part of the Trust to the Underwriters except in respect of any liability which may have arisen or may thereafter arise under section 11, section 12 and section 13.

25. Authority to Bind Underwriters

The Trust shall be entitled to and shall act on any notice or other communication given by or on behalf of the Underwriters by the Lead Underwriters, which shall represent the Underwriters and which has the authority to bind the Underwriters except in respect of a notice of termination given pursuant to section 15, which notice may be given by any Underwriter, an agreement of settlement given under section 10(b)(iii), which may be given only by the Underwriter affected thereby. The Lead Underwriters shall consult with the other Underwriters with respect to any such notice or other communication. Acceptance of this offer by the Trust shall constitute its authority for accepting notification of any such matters from the Lead Underwriters.

26. Severance

If one or more of the provisions contained herein shall, for any reason, be held to be invalid, illegal or unenforceable in any respect, such invalidity, illegality or unenforceability shall not affect any other provision of this Agreement, but this Agreement shall be construed as if such invalid, illegal or unenforceable provision or provisions had never been contained herein.

27. Relationships of the Underwriters

Each of the Trust and Petrowest: (i) acknowledge and agree that the Underwriters have certain statutory obligations as registrants under the Canadian Securities Laws and applicable U.S. Securities Laws and have fiduciary relationships with their clients; and (ii) consent to the Underwriters acting hereunder while continuing to act for their clients. To the extent that the Underwriters' statutory obligations (or those of their U.S. Placement Agents) as registrants under Canadian Securities Laws or as registered broker-dealers under applicable U.S. Securities Laws or fiduciary relationships with their clients conflict with their obligations hereunder, the Underwriters and their U.S. Placement Agents shall be entitled to fulfil their statutory obligations as registrants under Canadian Securities Laws and applicable U.S. Securities Laws and their duties to their clients. Nothing in this Agreement shall be interpreted to prevent the Underwriters or their U.S. Placement Agents from fulfilling their statutory obligations as registrants under Canadian Securities Laws or as registered broker-dealers under applicable U.S. Securities Laws or to act as a fiduciary of their clients.

28. Governing Law

This Agreement shall be governed by and construed in accordance with the laws of the Province of Alberta and the federal laws of Canada applicable therein. Each of the Parties hereto hereby attorn to the non-exclusive jurisdiction of the courts of the Province of Alberta.

29. Time of the Essence

Time shall be of the essence of this Agreement.

30. Further Assurances

Each party to this Agreement covenants and agrees that, from time to time, it will, at the request of the requesting party, execute and deliver all such documents and do all such other acts and things as any party hereto, acting reasonably, may from time to time request be executed or done in order to better evidence or perfect or effectuate any provision of this Agreement or of any agreement or other document executed pursuant to this Agreement or any of the respective obligations intended to be created hereby or thereby.

31. Distributions

The Trust agrees that it will not prior to the Closing Date declare or pay out any distributions to unitholders of the Trust or set any record date in respect thereof.

32. Limitation of Liability

The parties hereto acknowledge that Petrowest is entering into this agreement solely in its capacity as administrator on behalf of the Trust and the obligations of the Trust hereunder shall not be personally binding upon the Trustee, Petrowest or any registered or beneficial holder of trust units of the Trust or any beneficiary under a plan of which a holder of trust units acts as a trustee or carrier, and that resort shall not be had to, nor shall recourse be sought from, any of the foregoing or the private property of any of the foregoing in respect of any indebtedness, obligation or liability of the Trust arising hereunder or arising in connection herewith or from the matters to which this agreement relates, if any, including without limitation claims based on negligence or otherwise tortuous behaviour, and recourse shall be limited to, and satisfied only out of, the "Trust Assets" as defined in the Deed of Trust of the Trust dated as of July 6, 2006, as amended from time to time.

33. Entire Agreement

It is understood that the terms and conditions of this Agreement supersede any previous verbal or written agreement between or among any or all of the Underwriters, Petrowest, the Promoters and the Trust.

34. Counterpart Execution

This Agreement may be executed in one or more counterparts and by facsimile each of which so executed shall constitute an original and all of which together shall constitute one and the same agreement.

If the foregoing is in accordance with your understanding and is agreed to by you, please confirm your acceptance by signing the enclosed copies of this letter at the place indicated and by returning the same to the Lead Underwriters.

WESTWIND PARTNERS INC.

By: *"J. Alexander Wylie"*
J. Alexander Wylie

SPROTT SECURITIES INC.

By: *"Brian K. Petersen"*
Brian K. Petersen

LIGHTYEAR CAPITAL INC.

By: *"Murray A. Weimer"*
Murray A. Weimer

BLACKMONT CAPITAL INC.

By: *"Terris N. Chorney"*
Terris N. Chorney

DUNDEE SECURITIES CORPORATION

By: *"Ali A. Bhojani"*
Ali A. Bhojani

ACCEPTED AND AGREED TO as of August 28, 2006.

PETROWEST ENERGY SERVICES TRUST by its administrator, Petrowest Energy Services General Partner Ltd.

By: *"Kenneth N. Drysdale"*

Kenneth N. Drysdale
President and Chief Executive Officer

PETROWEST ENERGY SERVICES GENERAL PARTNER LTD.

By: *"Kenneth N. Drysdale"*

Kenneth N. Drysdale
President and Chief Executive Officer

ACCEPTED AND AGREED TO as of August 28, 2006.

"Kenneth N. Drysdale"
Kenneth N. Drysdale

"signed"
Witness

"Gary Sweetman"
Gary Sweetman

"signed"
Witness

SCHEDULE "A"

TERMS AND CONDITIONS FOR UNITED STATES OFFERS AND SALES

1. As used in this Schedule "A", capitalized terms used herein and not defined herein shall have the meanings ascribed thereto in the underwriting agreement to which this Schedule "A" is annexed and the following terms shall have the meanings indicated:

"Directed Selling Efforts" means directed selling efforts as that term is defined in Regulation S; without limiting the foregoing, but for greater clarity in this Schedule, it means, subject to the exclusions from the definition of directed selling efforts contained in Regulation S, any activity undertaken for the purpose of, or that could reasonably be expected to have the effect of, conditioning the market in the United States for any of the Units and includes the placement of any advertisement in a publication with a general circulation in the United States that refers to the offering of the Trust Units;

"Foreign Issuer" shall have the meaning ascribed thereto in Regulation S; without limiting the foregoing, but for greater clarity in this Schedule "A", it means any issuer which is i) a foreign government; ii) a national of any foreign country; or iii) a corporation or other organization incorporated or organized under the laws of any foreign country;

"Foreign Private Issuer" means any Foreign Issuer other than a foreign government except an issuer meeting the following conditions: i) more than 50 percent of the issuer's outstanding voting securities are directly or indirectly held of record by residents of the United States; and ii) any of the following: 1. the majority of the executive officers or directors of the issuer are United States citizens or residents, or 2. more than 50 percent of the assets of the issuer are located in the United States, or 3. the business of the issuer is administered principally in the United States;

"General Solicitation or General Advertising" means "general solicitation" or "general advertising" as used in Rule 502(c) under the U.S. Securities Act, including advertisements, articles, notices or other communications published in any newspaper, magazine or similar media or broadcast over radio or television, or any seminar or meeting whose attendees had been invited by "general solicitation" or "general advertising";

"Institutional Accredited Investor" means those institutional "accredited investors" that satisfies the requirements of Rule 501(a)(1), (2), (3) or (7) of Regulation D;

"Qualified Institutional Buyer" means a "qualified institutional buyer" as that term is defined in Rule 144A;

"Regulation D" means Regulation D adopted by the SEC under the U.S. Securities Act;

"Regulation S" means Regulation S adopted by the SEC under the U.S. Securities Act;

"Rule 144A" means Rule 144A adopted by the SEC under the U.S. Securities Act;

"SEC" means the United States Securities and Exchange Commission;

"Selling Firm" means the dealers and brokers other than the Underwriters who participate in the offer and sale of the Trust Units pursuant to the Agreement to which this Schedule "A" is attached;

"Substantial U.S. Market Interest" means "substantial U.S. market interest" as that term is defined in Regulation S;

"U.S. Exchange Act" means the United States Securities Exchange Act of 1934, as amended;

"U.S. Placement Agent" means, in the case of each Underwriter, their respectively duly registered broker-dealer affiliates in the United States; and

"U.S. Securities Act" means the United States Securities Act of 1933, as amended; and

"United States" means the United States of America, its territories and possessions, any state of the United States, and the District of Columbia.

All other capitalized terms used but not otherwise defined in this Schedule "A" shall have the meanings assigned to them in the Agreement to which this Schedule "A" is attached.

<u>Representations, Warranties and Covenants of the Underwriters</u>

2. The Underwriters severally but not jointly:

(a) acknowledge that the Trust Units have not been and will not be registered under the U.S. Securities Act and are being offered and sold pursuant to a prospectus under Canadian Securities Laws and

(i) outside the United States pursuant to the exclusion from registration afforded by Regulation S; and

(ii) in the United States pursuant to the exemptions from registration afforded by Rule 144A and Rule 506 of Regulation D.

(b) represent, warrant and agree that neither they, nor any member of the Selling Dealer Group, nor any of their respective Affiliates nor any person acting on behalf of any of the foregoing:

(i) have engaged or will engage in any Directed Selling Efforts with respect to the Offered Units;

(ii) except to the extent permitted by section 3 of this Schedule "A", have made or will make (A) any offer to sell or solicitation of an offer to buy any of the Offered Units to any person in the United States, or (B) any sale of the Offered Units to any person unless (1) the Underwriter and its U.S. Placement Agent and any person acting on its or their behalf reasonably believe that, at the time such person placed the order to purchase Offered Units, such person was outside the United States, and (2) such sale is made in an "off-shore transaction" as defined in Regulation S, and otherwise in compliance with the applicable requirements of Regulation S;

(iii) have taken or will take, directly or indirectly, any action which would constitute a violation of Regulation M under the U.S. Exchange Act; or

(iv) have solicited or will solicit offers to buy, or made offers to sell the Offered Units by means of any form of General Solicitation or General Advertising or in any manner involving a public offering within the meaning of section 4(2) of the U.S. Securities Act.

3. It is understood and severally agreed by the Underwriters that:

(a) the Offered Units may be offered in the United States only through their respective U.S. Placement Agents, each of which was and will be on the dates of such offers duly registered as a broker-dealer pursuant to section 15(b) of the U.S. Exchange Act and under the securities laws of each state in which such offers and sales were made (unless exempted from their respective state's broke-dealer registration requirements) and is a member in good standing with the National Association of Securities Dealers, Inc.;

(b) the Offered Units may be sold in the United States only either (i) by the Underwriters or their respective U.S. Placement Agents as principals, pursuant to the provisions of Rule 144A to persons who are or are reasonably believed by them to be Qualified Institutional Buyers in transactions meeting the requirements of Rule 144A or (ii) by the Trust, pursuant to the provisions of Rule 506 of Regulation D to persons who are or are reasonably believed by the Trust and any person acting on its behalf, including the Underwriters and their U.S. Placement Agents, to be Institutional Accredited Investors;

(c) all offers and sales of the Offered Units in the United States shall be in compliance with any applicable state securities laws of the United States and all United States state and federal laws governing the registration and conduct of securities brokers and dealers;

(d) prior to any sale of Offered Units in the United States, each purchaser thereof shall have been provided with a copy of the U.S. Private Placement Memorandum (and all amendments and supplements thereto and final forms thereof) and each purchaser purchasing pursuant to Rule 506 of Regulation D shall have executed and delivered a Subscription Agreement in the form of Exhibit 1 to the U.S. Placement Memorandum;

(e) prior to Closing, the Underwriters will provide the Trust with a list of all purchasers of the Offered Units that are in the United States, and in each case indicate whether such purchaser is an Institutional Accredited Investor purchasing pursuant to Rule 506 of Regulation D or is a Qualified Institutional Buyer purchasing pursuant to Rule 144A and the state or other jurisdiction in which the Offered Units were offered or sold to such purchaser and it will provide the Trust with copies of all Subscription Agreements; and

(f) at Closing, each Underwriter, together with its U.S. Placement Agents, will provide a certificate, substantially in the form of Exhibit A to this Schedule "A" relating to the manner of the offer and sale of the Offered Units in the United States or will be deemed to have represented that neither it nor its U.S. Placement Agents has offered or sold Offered Units in the United States.

4. The Underwriters agree that they have caused or will promptly cause each member of the Selling Dealer Group to acknowledge in writing its awareness of and agreements to be bound

by the provisions of this Schedule "A" in connection with all offers and sales of the Offered Units.

5. The Underwriters have not entered, and will not enter, into any contractual arrangement without the prior written consent of Trust with respect to the Distribution of Trust Units, except:

(a) with their Affiliates, or

(b) with members of the Selling Dealer Group in accordance with section 4 of this Schedule "A".

Representations, Warranties and Covenants of the Trust and Petrowest

The Trust and Petrowest jointly and severally represent, warrant, covenant and agree that:

1. the Trust is a Foreign Private Issuer and reasonably believes that there is no Substantial U.S. Market Interest in the Trust Units;

2. the Trust is not now and as a result of the sale of the Trust Units contemplated hereby will not be required to be registered as an "investment company" under the United States Investment Company Act of 1940, as amended;

3. except with respect to offers and sales to Institutional Accredited Investors in reliance upon an exemption from registration available under Section 4(2) of the U.S. Securities Act or Qualified Institutional Buyers in reliance upon the exemption from registration provided by Rule 144A, neither the Trust, any Trust Subsidiary nor any of their respective affiliates, nor any person acting on its or their behalf (other than the Underwriters, the U.S. Placement Agents, their respective affiliates or any person acting on their behalf, in respect of which no representation is made), has made or will make: (a) any offer to sell, or any solicitation of an offer to buy, any Trust Units to a person in the United States; or (b) any sale of Trust Units unless, at the time the buy order was or will have been originated, (i) the purchaser is outside the United States or (ii) the Trust, its affiliates, and any person acting on their behalf reasonably believe that the purchaser is outside the United States;

4. during the period in which the Trust Units are offered for sale, neither it nor any of its affiliates, nor any person acting on its or their behalf (other than the Underwriters, the U.S. Placement Agents, their respective affiliates or any person acting on their behalf, in respect of which no representation is made) has engaged in or will engage in any Directed Selling Efforts in the United States or has taken or will take any action that would cause the exemption afforded by Section 4(2) of the U.S. Securities Act to be unavailable for offers and sales of the Trust Units in the United States in accordance with this Schedule "A", or the exclusion from registration afforded by Rule 903 of Regulation S to be unavailable for offers and sale of the Trust Units outside the United States;

5. none of the Trust, any Trust Subsidiary, any of their affiliates or any person acting on its or their behalf (other than the Underwriters, the U.S. Placement Agents, their respective affiliates or any person acting on their behalf, in respect of which no representation is made) has offered or will offer to sell, or has solicited or will solicit offers to buy, any Trust Units in the United States by means of any form of General Solicitation or General Advertising or in any manner involving a public offering within the meaning of Section 4(2) of the U.S. Securities Act;

6. the Trust Units are not, and as of the Closing Time will not be, and no securities of the same class as the Trust Units are or will be, (a) listed on a national securities exchange in the United States registered under Section 6 of the U.S. Exchange Act, quoted in an "automated inter-dealer quotation system", as such term is used in the U.S. Exchange Act, or convertible or exchangeable at an effective conversion premium (calculated as specified in paragraph (a)(6) of Rule 144A) of less than ten percent for securities so listed or quoted;

7. they will notify its transfer agent as soon as practicable upon it becoming a "domestic issuer" (as that term is defined in Regulation S);

8. for so long as any of the Trust Units are outstanding and are "restricted securities" within the meaning of Rule 144(a)(3) under the U.S. Securities Act, and if the Trust is not subject to and in compliance with the reporting requirements of Section 13 or Section 15(d) of the U.S. Exchange Act or exempt from such reporting requirements pursuant to Rule 12g3-2(b) thereunder, the Trust will provide to any holder of such Trust Units, or to any prospective purchaser of such Trust Units designated by such holder, upon the request of such holder or prospective purchaser, at or prior to the time of resale, the information required to be provided by Rule 144A(d)(4);

9. except with respect to the offer and sale of the Trust Units offered hereby, the Trust has not, for a period of six months prior to the date hereof sold, offered for sale or solicited any offer to buy any of its securities in the United States in a manner that would be integrated with the offer and sale of the Trust Units and would cause the applicable exemptions from registration to become unavailable with respect to the offer and sale of the Trust Units;

10. the Trust will not offer or sell the Trust Units except through the Underwriters in connection with this Agreement, nor will it pay or agree to pay any person any compensation for soliciting another to purchase the Offered Units (except as contemplated by this Agreement);

11. neither the Trust, its Affiliates nor any person acting on its behalf (other than the Underwriters or a member of the Selling Dealer Group, and their respective Affiliates, in respect of which no representation is made) will take, directly or indirectly, any action which would constitute a violation of Regulation M under the U.S. Exchange Act in connection with the offer and sale of the Trust Units;

12. neither the Trust nor any of its predecessors or its Affiliates has been subject to any order, judgment or decree of any court of competent jurisdiction temporarily, preliminarily or permanently enjoining such person for failure to comply with Rule 503 of Regulation D concerning the filing of notice of sales on Form D; and

13. the Trust will at the Closing Date be a Foreign Issuer.

EXHIBIT A
UNDERWRITERS' CERTIFICATE

In connection with the private placement in the United States of trust units (the "**Securities**") of Petrowest Energy Services Trust (the "**Trust**") to one or more U.S. institutional investors, the undersigned **[name of Underwriter]**, and **[name of U.S. broker-dealer affiliate of Underwriter]**, who has signed below in its capacity as placement agent in the United States (the "**U.S. Placement Agent**"), do hereby certify that:

(a) the U.S. Placement Agent is a duly registered broker-dealer with the United States Securities and Exchange Commission and is a member of and in good standing with the National Association of Securities Dealers, Inc. on the date hereof and under the securities laws of each state in which such offers and sales were made (unless exempted from the respective state's broker-dealer registration requirements), and all offers and sales of the Securities in the United States have been and will be effected by the U.S. Placement Agent in accordance with all U.S. broker-dealer requirements;

(b) each offeree that or was in the United States at the time of such offer (as such term is defined in Regulation S under the United States U.S. Securities Act of 1933, as amended (the "**U.S. Securities Act**")) was provided with a copy of the U.S. Placement Memorandum, including the Prospectus dated August 28, 2006, and no other written material has been used by us in connection with the offering of the Securities;

(c) (i) immediately prior to our transmitting such U.S. Placement Memorandum to such offerees, we had reasonable grounds to believe and did believe that (A) if the offer was made by us as principal, pursuant to Rule 144A, such offeree was a Qualified Institutional Buyer, and (B) if the offer was made by us as agents on behalf of the Trust, pursuant to Rule 506 of Regulation D, such offeree was an Institutional Accredited Investor, and (ii) we have reasonable grounds to believe and do believe that (X) each person in the United States purchasing Offered Units from us is a Qualified Institutional Buyer, and (Y) each person in the United States that we have arranged to purchase Offered Units from the Trust is an Institutional Accredited Investor;

(d) we have obtained a subscription agreement as appended as <u>Exhibit 1</u> to the U.S. Placement Memorandum from each person in the United States that we have arranged to purchase Offered Units from the Trust as an Institutional Accredited Investor;

(e) neither we nor our representatives have utilized, and neither we nor our representatives will utilize, any form of general solicitation or general advertising (as those terms are used in Regulation D under the U.S. Securities Act); and

(f) the offering of the Securities in the United States has been conducted by us in accordance with the terms of the Underwriting Agreement.

Terms used in this certificate have the meanings given to them in the Underwriting Agreement unless otherwise defined herein.

Dated this __________ day of ●, 2006.

[UNDERWRITER]	**[U.S. PLACEMENT AGENT]**
By: ______________________	By: ______________________
Name:	Name:
Title:	Title:

TABLE OF CONTENTS

Tabs

13. Underwriting Agreement dated August 28, 2006 among the Trust, Petrowest Energy Services General Partner Ltd., Kenneth N. Drysdale and Gary Sweetman.

14. Share Purchase Agreement dated May 23, 2006 among Petrowest Services Ltd., 1241145 Alberta Ltd., 1241140 Alberta Ltd., 310423 Alberta Ltd. and Wales Contractors Ltd.

15. Share Purchase Agreement dated May 23, 2006 among Petrowest Services Ltd., 1243654 Alberta Ltd., Ted Moug and Safetymaster Rentals Corporation.

16. Share Purchase Agreement dated May 23, 2006 among Petrowest Services Ltd., 1243545 Alberta Ltd., Dan Fitzpatrick, Fitzpatrick Co. Ltd., and Northern Tractor Sales and Rentals Co. Ltd.

17. Share Purchase Agreement dated May 23, 2006 among Petrowest Services Ltd., Gary Sweetman, Ken Drysdale and Neuwest Equipment Rentals Inc.

18. Share Purchase Agreement dated May 23, 2006 among Petrowest Services Ltd., 1243546 Alberta Ltd., 1243548 Alberta Ltd., Murray Head, Murtron Hauling Ltd., and 815431 Alberta Ltd.

19. Share Purchase Agreement dated May 23, 2006 among Petrowest Services Ltd., 1243537 Alberta Ltd., Roy Larson, Georgie Larson and Roy Larson Construction Ltd.

20. Share Purchase Agreement dated May 23, 2006 among Petrowest Services Ltd., 1243530 Alberta Ltd., Robert Gordon, 332691 Alberta Ltd. and Gordon Bros. Construction Ltd.

21. Share Purchase Agreement dated May 23, 2006 among Petrowest Services Ltd., 1243524 Alberta Ltd., Dennis Geherman, Donna Geherman, Rudy Geherman, Darcy Geherman, 404434 Alberta Corporation, 756169 Alberta Corporation and 756171 Alberta Corporation.

22. Share Purchase Agreement dated May 23, 2006 among Petrowest Services Ltd., 1243539 Alberta Ltd., 1243988 Alberta Ltd., Jake Jay Holdings Ltd., Bernard Reed, Janet Fisher, R Bee Crushing Ltd., Dal Finn Holdings Ltd. and Bernet Ventures Ltd.

23. Share Purchase Agreement dated May 1, 2007 among Petrowest Energy Services Trust, Petrowest Services Ltd., Richard Quigley, Lisa Quigley, Jana Leslie, 490721 B.C. Ltd., 1311563 Alberta Ltd., Quigley Contracting Ltd., 529805 B.C. Ltd. and LMQ Enterprises Ltd.

24. Share Purchase Agreement dated May 1, 2007 among Petrowest Energy Services Trust, Petrowest Services Ltd., Rick Serhan, Lori Serhan, 1300844 Alberta Ltd., and Rick's Mechanical Services Ltd.

25. Share Purchase Agreement dated May 1, 2007 among Petrowest Energy Services Trust, Petrowest Services Ltd., Dave Hall, 506221 Alberta Ltd., and Tri-Dave Gravel Sales Ltd.

26. Share Purchase Agreement dated May 1, 2007 among Petrowest Energy Services Trust, Petrowest Services Ltd., Ray Wardill, Patrick Garrett, Pat Garrett Family Trust, Cutbank Transport Ltd. and Cutbank Trucking Ltd.

27. Share Purchase Agreement dated May 1, 2007 among Petrowest Energy Services Trust, Petrowest Services Ltd., Jim Moffatt, Lois Moffatt, 1312372 Alberta Ltd., Jim Moffatt Construction Ltd. and 921639 Alberta Ltd.

28. Unanimous Shareholder Agreement dated August 29, 2006 among Petrowest Energy Services General Partner Ltd., the Trust, Petrowest Energy Services Business Trust and Petrowest Energy Services Trustee Ltd.

29. Petrowest Transportation LP - Limited Partnership Agreement dated August 29, 2006 among Petrowest Energy Services General Partner Ltd., Petrowest Business Trust and Petrowest Services Ltd.

30. Petrowest Services Rentals LP - Limited Partnership Agreement dated August 29, 2006 among Petrowest Energy Services General Partner Ltd., Petrowest Business Trust and Petrowest Services Ltd.

31. Petrowest Civil Services LP - Limited Partnership Agreement dated August 29, 2006 among Petrowest Energy Services General Partner Ltd., Petrowest Business Trust and Petrowest Services Ltd.

32. Petrowest Construction LP - Limited Partnership Agreement dated August 29, 2006 among Petrowest Energy Services General Partner Ltd., Petrowest Business Trust and Petrowest Services Ltd.

33. Note Indenture dated August 29, 2006 between Petrowest Energy Services Business Trust and Valiant Trust Company.

34. Escrow Agreement dated September 7, 2006.

35. Credit Agreement dated November 8, 2006 among Petrowest Energy Services General Partner Ltd.; Petrowest Construction LP, Petrowest Transportation LP, Petrowest Civil Services LP, Petrowest Services Rentals LP, Petrowest Energy Services Trustee Ltd., Petrowest Services Ltd., Petrowest Energy Services Trust and Petrowest Energy Services Business Trust; The Tortonto-Dominion Bank, Alberta Treasury Branches, The Bank of Nova Scotia, and the banks, financial institutions and others from time to time parties hereto; and The Toronto-Dominion Bank (as Administration Agent for the Lenders).

36. Amended and Restated Credit Agreement dated May 18, 2007 among Petrowest Energy Services General Partner Ltd.; Petrowest Construction LP, Petrowest Transportation LP, Petrowest Civil Services LP, Petrowest Services Rentals LP, Petrowest Energy Services Trustee Ltd., Petrowest Services Ltd., Petrowest Energy Services Trust and Petrowest Energy Services Business Trust; The Toronto-Dominion Bank, Alberta Treasury Branches, The Bank of Nova Scotia and the banks, financial institutions and others from time to time parties hereto; The Toronto-Dominion Bank (as Lead Arranger and Bookmanager); and The Toronto-Dominion Bank (as Administration Agent for the Lenders).

37. Business Acquisition Report filed pursuant to Form 51-102F4 dated October 18, 2006 regarding the Trust's acquisition of nine oil and gas services businesses pursuant to share purchase agreements. The acquisition was completed on September 7, 2006.

38. Business Acquisition Report filed pursuant to Form 51-102F4 dated August 1, 2007 regarding the Trust's acquisition of five private construction and transportation businesses.

39. President's Letter to the Unitholders dated March 22, 2007 regarding the Trust's financial and operational results.



SHARE PURCHASE AGREEMENT

THIS SHARE PURCHASE AGREEMENT made as of the 23rd day of May, 2006

AMONG:

> **PETROWEST SERVICES LTD.**, a body corporate incorporated under the laws of the Province of Alberta ("**Petrowest**")
>
> \- and -
>
> **1241145 ALBERTA LTD.**, a body corporate incorporated under the laws of the Province of Alberta
>
> \- and -
>
> **1241140 ALBERTA LTD.**, a body corporate incorporated under the laws of the Province of Alberta
>
> (each of the last two mentioned Parties are referred to as the "**Shareholder**" and are collectively referred to as the "**Shareholders**")
>
> \- and -
>
> **310423 ALBERTA LTD.**, a body corporate incorporated under the laws of the Province of Alberta ("**310423**")
>
> \- and -
>
> **WALES CONTRACTORS LTD.**, a body corporate incorporated under the laws of the Province of Alberta ("**Wales**")
>
> \- and -
>
> (310423 and Wales are collectively referred to as the "**Corporation**")

WHEREAS:

A. the Shareholders beneficially own all of the issued and outstanding shares of the Corporation (the "**Shares**");

B. 310423 and Wales conduct the business carried on by them as joint venturers and not as a partnership;

C. the Shareholders agree to sell, and Petrowest agrees to buy, the Shares and Shareholder Loans upon the terms and conditions set forth herein;

D. all of the outstanding shares of Petrowest will be held, directly or indirectly, by a trust formed under the laws of Alberta or Ontario (the "**Trust**");

NOW THEREFORE, in consideration of the representations, warranties, covenants and agreements herein and other good and valuable consideration (the receipt and sufficiency of which is hereby acknowledged), the parties hereto covenant and agree as follows:

ARTICLE 1
DEFINITIONS

1.1 Definitions

In this Agreement, unless the context otherwise requires:

(a) "**Adjusted Purchase Price**" means the Base Purchase Price as adjusted by the Adjustment Amount;

(b) "**Adjustment Amount**" means the amount (which may be a negative amount) equal to the sum of:

(i) the difference obtained when the Estimated Working Capital is subtracted from the Audited Working Capital;

(ii) the difference obtained when the Audited Long Term Debt is subtracted from the Estimated Long Term Debt; and

(iii) the difference obtained when the Estimated Shareholder Loans is subtracted from the Audited Shareholder Loans;

(c) "**Affiliate**" of an entity means a person or entity that controls, is controlled by or is under common control with the subject entity. For the purpose of this definition, control means the ability, directly or indirectly, to direct the voting of more than fifty percent (50%) of the voting interests of an entity;

(d) "**Agreement**" means this agreement, including all Schedules to this agreement, as amended or supplemented from time to time, and "hereby", "hereof", "herein", "hereunder", "herewith", "hereto" and similar terms refer to this Agreement and not to any particular provision of this Agreement;

(e) "**Approved Capital Commitments**" means the capital commitments referred to in Schedule 1.1(e) hereto or as approved by Petrowest after the date hereof;

(f) "**Approved Capital Dispositions**" means the capital dispositions referred to in Schedule 1.1(e) hereto or as approved by Petrowest after the date hereof;

(g) "**Audited Working Capital**" means the Working Capital determined in accordance with the audit contemplated by Section 2.5;

(h) "**Audited Long Term Debt**" means the Long Term Debt determined in accordance with the audit contemplated by Section 2.5;

(i) "**Audited Shareholder Loans**" means the Shareholder Loans determined in accordance with the audit contemplated by Section 2.5;

(j) "**Auditors**" means PricewaterhouseCoopers LLP, Chartered Accountants of Calgary, Alberta;

(k) "**Base Purchase Price**" has the meaning ascribed to it in Section 2.2;

(l) "**Books and Records**" means all books and records of the Corporation, including financial, corporate, operation and sales books, records, books of account, sales and purchase records, lists of suppliers and customers, formulae, business reports, plans and projections and all other documents, files, records, correspondence, and other data and information, financial or otherwise, including without limitation, all data and information stored on computer-related media;

(m) "**business day**" means a day, other than a Saturday, Sunday or statutory holiday, when banks are generally open for the transaction of banking business in the City of Calgary;

(n) "**Canadian Tax Act**" means the *Income Tax Act*, R.S.C. 1985, c. 1 (5th Supplement) as amended and the *Income Tax Regulations*;

(o) "**Claim**" means any claim, demand, lawsuit, proceeding, arbitration or governmental investigation;

(p) "**Closing**" means the closing of the transactions contemplated herein;

(q) "**Closing Date**" means that date not earlier than July 7, 2006 and not later than October 31, 2006 of which Petrowest has provided not less than five days notice to the Shareholders;

(r) "**Closing Time**" means 6:30 a.m. (Calgary time) on the Closing Date, or such other time as may be agreed upon by the Parties;

(s) "**Concurrent Acquisitions**" means the acquisitions described in Schedule 1.1(s) hereto;

(t) "**Concurrent Financing**" means the financing consisting of the distribution of not less than 8.5 million and not more than 15 Million Units at a price of $10.00 per Unit, for aggregate gross proceeds of not less than $85 million;

(u) "**Corporation Assets**" means the assets, properties and rights of the Corporation, including the assets listed in Schedule 1.1(u) hereto, but excluding all amounts due from 627915 Alberta Ltd.;

(v) "**Creditor's Rights**" has the meaning ascribed thereto in Section 3.1(d);

(w) "**Effective Time**" means 12:01 a.m. on the Closing Date;

(x) "**Employee Plan**" means any employee benefit plan, program or arrangement sponsored, maintained or contributed to by any of the Shareholders or the Corporation for the benefit of employees of the Corporation, including, without limitation, bonus; pension; savings; profit sharing; deferred compensation; supplemental retirement income; stock option; stock purchase; and hospital, medical, dental, disability, automobile, life and accident insurance plans;

(y) "**Encumbrance**" includes, without limitation, any mortgage, pledge, assignment, charge, lien, security interest or other third party interest and any agreement, option, right or privilege (whether by law, contract or otherwise) capable of becoming any of the foregoing;

(z) "**Environmental Approvals**" means all permits, certificates, licences, authorizations, consents, instructions, registrations, directions or approvals issued or required by Governmental Authorities pursuant to Environmental Laws with respect to the operation of each company in the Corporation's businesses or related to the Corporation Assets;

(aa) "**Environmental Laws**" means all Laws relating in full or in part to the protection of the Environment, product liability, and employee and public health and safety, and includes, without limitation, those Environmental Laws relating to the storage, generation, use, handling, manufacture, processing, labelling, advertising, sale, display, transportation, treatment, Release and disposal of Hazardous Substances;

(bb) "**Estimated Working Capital**" means the estimated Working Capital as of May 23, 2006 of $(600,000);

(cc) "**Estimated Long Term Debt**" means the estimated Long Term Debt as of May 23, 2006 of $3,200,000;

(dd) "**Estimated Shareholder Loans**" means the estimated Shareholder Loans as of May 23, 2006 of $1,200,000;

(ee) "**Financial Statements**" means the audited financial statements of the Corporation for the three fiscal years ended August 31, 2003, 2004 and 2005 and the unaudited financial statements of the Corporation for the three and six month periods ended February 28, 2005 and 2006;

(ff) "**GAAP**" has the meaning ascribed thereto in section 1.5;

(gg) "**Governmental Authorities**" means any government, regulatory authority, governmental department, agency, commission, board, tribunal, crown corporation, or court or other law, rule or regulation-making entity having or

purporting to have jurisdiction on behalf of any nation, or province or state or other subdivision thereof or any municipality, district or other subdivision thereof;

(hh) "**Hazardous Substance**" means any pollutant, contaminant, waste of any nature, hazardous substance, hazardous material, toxic substance, dangerous substance or dangerous good as defined, judicially interpreted or identified in any Environmental Law;

(ii) "**including**" means "including, without limiting the generality of the foregoing";

(jj) "**Laws**" means all applicable laws, by-laws, rules, regulations, orders, ordinances, protocols, codes, guidelines, policies, notices, directions and judgements or other requirements of any Governmental Authority and includes, without limitation all Environmental Laws;.

(kk) "**Leaseback Equipment**" means the equipment described in Schedule 1.1(kk);

(ll) "**Leaseback Real Property**" means the real property described in Schedule 1.1(ll);

(mm) "**Letter of Intent**" means the letter agreement between the Shareholders, Petrowest and the Corporation;

(nn) "**Liabilities**" means all of the liabilities (including, without limitation, whether reduced to judgement, liquidated, unliquidated, fixed, contingent, matured, unmatured, disputed, undisputed, legal, equitable, secured, unsecured, present or future and includes, without limitation, all liabilities determined in accordance with GAAP in Canada) of, against or with respect to the Corporation;

(oo) "**Long Term Debt**", as at any time, shall be as determined in accordance with GAAP applied on a consistent basis (including the current portion thereof) and, for greater certainty, includes obligations under capital leases other than Leaseback Equipment and Leaseback Real Property, and excludes Shareholder Loans and future income taxes payable;

(pp) "**Losses**" means, in respect of a person and in relation to a matter, all losses, costs and damages (including all penalties and fines) which such person suffers, sustains, pays or incurs in connection with such matter and includes Taxes (other than refundable Taxes), reasonable costs of legal counsel (on a full indemnity basis) and other consultants and reasonable costs of investigating and defending Claims arising from such matter, but shall not include loss of profits, economic loss or other consequential damages suffered by such person;

(qq) "**Material Contracts**" means all contracts and other written agreements to which the Corporation is a party or by which it is bound or the Corporation Assets are subject, the performance of which will involve consideration in excess of 1% of the Base Purchase Price per year or 2.5% of the Base Purchase Price in the aggregate;

(rr) **"misrepresentation"** includes any untrue statement of a material fact, any omission to state a material fact that is required to be made and any omission to state a material fact that is necessary to be made in order for a statement not to be misleading;

(ss) **"Obligations"** means all liabilities and obligations, whether under common law, in equity, under Laws, under contract or otherwise, whether tortious, contractual, statutory or otherwise, whether absolute or contingent and whether based on fault, strict liability or otherwise;

(tt) **"Ordinary Course of Business"** means the ordinary course of business consistent with prior custom and practice (including with respect to quantity and frequency);

(uu) **"Parties"** means the parties to this Agreement and their respective permitted assigns;

(vv) **"Permitted Encumbrances"** means the Encumbrances listed in Schedule 1.1(vv) hereto;

(ww) **"person"** includes an individual, partnership, firm, trust, body corporate, government, governmental body, agency or instrumentality, unincorporated body of persons or association;

(xx) **"Petrowest's Counsel"** means Bennett Jones LLP or such other legal counsel as may be designated by **Petrowest** and satisfactory to the Shareholders, acting reasonably;

(yy) **"Prime Rate"** means the rate of interest, expressed as a rate per annum, announced from time to time by the Canadian Imperial Bank of Commerce as its reference rate used for Canadian dollar commercial loans made in Canada and referred to by it as its "prime rate";

(zz) **"Real Property"** means all lands owned, directly or indirectly, by the Corporation and all plants, buildings, structures, erections, improvements, appurtenances and fixtures situate on or forming part of such lands;

(aaa) **"Real Property Leases"** means leases and subleases of real property;

(bbb) **"Release"** has the meaning prescribed in any Environmental Law and includes, without limitation, any release, spill, leak, pumping, pouring, emission, emptying, discharge, injection, escape, leaching, disposal, dumping, deposit, spraying, burial, abandonment, incineration, seepage, or placement;

(ccc) **"Required Approvals"** means the consents, approvals and authorizations referred to in Schedule 1.1(ccc) hereto;

(ddd) **"Shareholder Loans"** means the loans or bonuses (net of any required withholdings) owing by the Corporation due to Shareholders or employees of the Corporation described in Schedule 1.1(ddd) hereto;

(eee) **"Shareholders' Counsel"** means Macleod Dixon LLP or such other legal counsel as may be designated by the Shareholders;

(fff) **"Shares"** means all of the issued and outstanding shares of the Corporation;

(ggg) **"Subsidiary"** means, with respect to a specified body corporate, any body corporate of which more than 50% of the outstanding shares ordinarily entitled to elect a majority of the board of directors thereof (whether or not shares of any other class or classes shall or might be entitled to vote upon the happening of any event or contingency) are at the time owned directly or indirectly by such specified body corporate and shall include any body corporate in like relation to a Subsidiary;

(hhh) **"Tax Records"** means all Tax Returns, books and records and correspondence related to tax matters relevant for the determination of compliance with tax laws and exposure to tax liabilities of whatever nature;

(iii) **"Tax Returns"** includes all returns, reports, declarations, elections, filings, information returns and statements required to be filed in respect of Taxes;

(jjj) "**Tax**" or "**Taxes**" means all taxes, duties, fees, premiums, assessments, levies and other charges of any kind whatsoever imposed by any taxing or other Governmental Authority, together with all interest and penalties in respect thereof;

(kkk) **"Unanimous Shareholders Agreement"** means the agreement, if any, referred to as such in Schedule 3.2(gg) hereto;

(lll) **"Units"** means trust units of the Trust; and

(mmm) **"Working Capital"**, as at any time, means the following amount (which may be a negative amount):

(a) the sum of the amount of the Corporation's current assets (including accounts receivable holdbacks) as at such time; minus

(b) the sum of the amount of the Corporation's current liabilities (including Shareholder Loans and excluding (A) the current portion of Long Term Debt and (B) future income taxes) as at such time, and for greater certainty, current liabilities shall not include leases in respect of Leaseback Equipment and Leaseback Real Property,

determined in accordance with GAAP applied on a consistent basis.

1.2 Certain Rules of Interpretation

In this Agreement and the Schedules:

(a) **Time** - time is of the essence in the performance of the Parties' respective obligations;

(b) **Currency** - unless otherwise specified, all references to money amounts are to Canadian currency;

(c) **Headings** - the descriptive headings of Articles and Sections are inserted solely for convenience of reference and are not intended as complete or accurate descriptions of the content of such Articles or Sections;

(d) **Singular, etc.** - the use of words in the singular or plural, or with a particular gender, shall not limit the scope or exclude the application of any provision of this Agreement to such person or persons or circumstances as the context otherwise permits;

(e) **Consent** - whenever a provision of this Agreement requires an approval or consent by a Party to this Agreement and notification of such approval or consent is not delivered within the applicable time limited, then, unless otherwise specified, the Party whose consent or approval is required shall be conclusively deemed to have withheld its approval or consent;

(f) **Calculation of Time** - unless otherwise specified, time periods within or following which any payment is to be made or act is to be done shall be calculated by excluding the day on which the period commences and including the day on which the period ends and by extending the period to the next business day following if the last day of the period is not a business day; and

(g) **Business Day** - whenever any payment is to be made or action to be taken under this Agreement is required to be made or taken on a day other than a business day, such payment shall be made or action taken on the next business day following such day.

1.3 Knowledge

Any reference to the knowledge of the Parties shall mean to the best of the knowledge, information and belief of such Party after making all reasonable enquiries.

1.4 Statute References

A reference in this Agreement to a statute shall be a reference to the statute and the regulations made pursuant thereto, as amended or superseded from time to time, either before or after the date hereof, unless otherwise stated or the context otherwise requires.

1.5 Accounting Principles

All reference to "GAAP" means to principles recommended, from time to time, in the Handbook of the Canadian Institute of Chartered Accountants and all accounting terms not otherwise defined in this Agreement have the meanings assigned to them in accordance with Canadian generally accepted accounting principles.

1.6 Schedules

The schedules to this Agreement, as listed below, are an integral part of this Agreement:

Schedule	Description
Schedule 1.1(e)	Approved Capital Commitments and Dispositions
Schedule 1.1(s)	Concurrent Acquisitions
Schedule 1.1(u)	Corporation Assets
Schedule 1.1(kk)	Leaseback Equipment
Schedule 1.1(ll)	Leaseback Real Property
Schedule 1.1(vv)	Permitted Encumbrances
Schedule 1.1(ccc)	Required Approvals
Schedule 1.1(ddd)	Shareholder Loans
Schedule 3.1	Shareholders
Schedule 3.2(d)	Conflicting Instruments
Schedule 3.2(h)	Insurance
Schedule 3.2(l)	Share Capital
Schedule 3.2(q)	Recent Transactions
Schedule 3.2(s)	Litigation
Schedule 3.2(y)	Guarantees
Schedule 3.2(z)	Employment Matters
Schedule 3.2(ee)	Assets Not in Working Condition
Schedule 3.2(gg)	Material Contracts
Schedule 3.2(kk)	Environmental Matters
Schedule 3.2(11)	Real Property
Schedule 3.2(mm)	Real Property Leases
Schedule 3.2(nn)	Bank Accounts
Schedule 5.1(e)	Form of Management Agreement

1.7 Conflicts

Where any provision of any Schedule to this Agreement conflicts or is at variance with any provision in the body of this Agreement, the latter shall prevail.

ARTICLE 2
PURCHASE AND SALE

2.1 Purchase and Sale

The Shareholders hereby jointly and severally agree to sell the Shares and the Shareholder Loans to Petrowest at the Effective Time in accordance with and subject to the terms and conditions of this Agreement. Petrowest hereby agrees to purchase the Shares and the Shareholder Loans from the Shareholders at the Effective Time in accordance with and subject to the terms and conditions of this Agreement.

2.2 Base Purchase Price

As consideration for the sale of the Shares and the Shareholder Loans by the Shareholders pursuant hereto, at the Effective Time, Petrowest agrees to deliver and pay to the Shareholders the aggregate amount of $27,836,760 (calculated as $30,436,760 plus the Estimated Working Capital, plus the Estimated Shareholder Loans and minus the Estimated Long Term Debt) (the "**Base Purchase Price**"), comprised of:

(a) $13,918,380; and

(b) 1,391,838 Units (at an ascribed value of $10.00 each).

The Shareholders shall provide notice to Petrowest of their allocation of the Base Purchase Price between the Shares and the Shareholder Loans on or prior to Closing, which, with the consent of Petrowest, such consent not to be unreasonably withheld, shall be the agreed upon allocation. The Base Purchase Price shall first be allocated to the Shareholder Loans, in the amount thereof, and thereafter to the Shares.

2.3 Transfer and Delivery of the Shares

At the Closing Time with effect as of the Effective Time, the Shareholders shall transfer and deliver to Petrowest share certificates representing the Shares duly endorsed in blank for transfer, or accompanied by irrevocable security transfer powers of attorney duly executed in blank, in either case by the holders of record, and shall take such steps as shall be necessary to cause the Corporation to enter Petrowest or its nominee(s) upon the books of the Corporation as the holder of the respective Shares and to issue share certificates to Petrowest or its nominee(s) representing the Shares. At the Closing Time, effective as of the Effective Time, the Shareholders shall also make the deliveries specified in Section 6.2.

2.4 Tender

Any payment of money may be made by official bank draft drawn upon a Canadian chartered bank or by negotiable cheque payable in Canadian funds and certified by a Canadian chartered bank or trust company or, with the consent of the party entitled to payment, by wire transfer of immediately available funds to the account specified by that party. Any payment of Units may be made by delivery of certificates representing such Units, registered in the name of

the payor or such other name as the payor, not less than two business days prior to the payment due date, gives by written notice to Petrowest.

2.5 Post-Closing Adjustments

(a) Within 90 days following the Closing Date, Petrowest shall cause the Auditors to provide an audit of the Working Capital, Shareholder Loans and Long Term Debt as at the Closing Date and based thereon, Petrowest shall make a good faith calculation of the Adjustment Amount using the amount of Working Capital, Shareholder Loans and Long Term Debt established by the Auditors. Petrowest shall prepare and deliver to the Shareholders a statement setting forth, in reasonable detail, such calculation of the Adjustment Amount and any other amount for which adjustment is provided herein and shall assist the Shareholders in verifying the amounts set forth in such statement (including, without limitation, providing access to the Auditors and any working papers in respect of the calculation of any component of the Adjustment Amount).

(b) The Shareholders may dispute all or any portion of the calculation of the Adjustment Amount by written notice to Petrowest within 30 days of the date of receipt of the statement referred to in Section 2.5(a) setting forth, in reasonable detail, the basis for the dispute. If Petrowest and the Shareholders do not agree on the calculation of the Adjustment Amount within 30 days of any notice of dispute by the Shareholders, the dispute shall be referred to arbitration pursuant to Article 9. If the Adjustment Amount as agreed to by the Petrowest and the Shareholders, or determined by arbitration, as the case may be:

(i) is a positive amount, Petrowest shall pay the overage in cash, together with simple interest thereon at the Prime Rate from the Closing Date until paid, to the Shareholders or as they may direct within 15 days of receipt of confirmation of the amount of Working Capital, Shareholder Loans, Long Term Debt and any other amounts that affect the Adjustment Amount established by the Auditors; or

(ii) is a negative amount, the Shareholders shall pay the shortfall in cash, together with simple interest thereon at the Prime Rate from the Closing Date until paid, to Petrowest within 15 days of receipt of confirmation of the amount of Working Capital, Shareholder Loans, Long Term Debt and any other amounts that affect the Adjustment Amount established by the Auditors,

and Petrowest will cause the Corporation to remit to the appropriate Governmental Authority any amount withheld as Taxes in respect of any Shareholder Loan.

(c) Petrowest and the Shareholders agree that a bonus, consistent with the Corporation's past practice, will be declared by the Corporation payable to Gerry Wales and Laurie Wales effective as at the Effective Time in an amount, in aggregate, equal to the taxable income of the Corporation for the period ended at

the Effective Time in excess of the small business deduction under the *Income Tax Act* (Canada) which bonus shall (i) for greater certainty constitute an increase in Shareholder Loans in the calculation of the Adjustment Amount, (ii) be paid, together with interest at the Prime Rate from the Effective Time until paid (less any required withholdings), within 15 days of receipt of confirmation of the amounts referred to in (b)(i) above.

ARTICLE 3
REPRESENTATIONS AND WARRANTIES

3.1 Representation and Warranties of Shareholders

Each of the Shareholders represents and warrants to Petrowest that:

(a) if it is a corporation, it is duly organized, validly existing and in good standing under the laws of the jurisdiction of its incorporation and has the corporate power to own or lease its property and assets and to carry on its business as now conducted by it;

(b) it has all requisite power and authority to enter into this Agreement and all documents to be delivered pursuant hereto and to perform its obligations hereunder and thereunder;

(c) if it is a corporation, the execution and delivery of this Agreement and all documents to be delivered pursuant hereto, the performance of the terms hereof and thereof and the consummation of the transactions contemplated herein and therein do not and will not result in the breach of or violate any term or provision of the charter, by-laws or governing documents of the Shareholder;

(d) this Agreement has been duly executed and delivered on behalf of the Shareholder and constitutes the legal, valid and binding obligation of the Shareholder, enforceable against the Shareholder in accordance with its terms, subject to the general qualifications that:

(i) enforceability may be limited by bankruptcy, insolvency, moratorium, reorganization or other similar laws of general application affecting creditors' rights generally;

(ii) equitable remedies, including the remedies of specific performance and injunctive relief, are available only in the discretion of the applicable court;

(iii) the equitable or statutory powers of the courts in Canada having jurisdiction to stay proceedings before them and the execution of judgments; and

(iv) rights to indemnity hereunder may be limited under applicable law;

(i), (ii), (iii) and (iv) being, collectively, "**Creditors' Rights**"; and, at the Closing, all documents required hereunder to be executed and delivered by the Shareholder will have been duly authorized, executed and delivered by the Shareholder and will constitute legal, valid and binding obligations of the Shareholder, enforceable in accordance with their terms, subject to Creditors' Rights;

(e) the Shareholder is not required to give any notice to, make any filing with, or obtain any authorization, consent or approval of any Governmental Authority in order to consummate the transactions contemplated by this Agreement and except for notices, filings, authorizations, consents or approvals which (i) if not made or obtained, would not adversely affect the Shareholder's ability to consummate the transactions contemplated by this Agreement on the terms set forth herein, or (ii) which have been previously obtained and are currently in force;

(f) the Shareholder has not incurred any obligation or liability, contingent or otherwise, for brokerage fees, finder's fees, agent's commission or other similar forms of compensation with respect to the transaction contemplated herein which will be or may become the responsibility of the Corporation, Petrowest or the Trust;

(g) all of the Shares set forth opposite the name of the Shareholder in Schedule 3.1 will be owned by the Shareholder as the beneficial owner of record, with good and marketable title, and there are no actions, suits, proceedings or claims pending or, to the best of the knowledge of the Shareholder, threatened with respect to or in any manner challenging the ownership or disposition of such securities or the exercise of any rights which are derived or attached thereto;

(h) except pursuant to this Agreement, as at the Closing Time, no person will have any agreement or option or any right or privilege (whether by law, pre-emptive right, contract or otherwise) capable of becoming an agreement, option, right or privilege for the purchase or other acquisition from the Shareholder of any of the Shares set forth opposite the name of the Shareholder in Schedule 3.1 or any interest therein;

(i) such of the Shareholder Loans as are indicated as being payable to the Shareholder are validly due and payable to the Shareholder without any right of set off or counterclaim;

(j) the Shareholder has not received notice of any Claim and is not aware of any Claim, actual or threatened, which prevents or could reasonably be expected to prevent the consummation of the transactions contemplated by this Agreement; and

(k) the Shareholder is not a non-resident of Canada for the purposes of the Canadian Tax Act.

3.2 Representations and Warranties of Shareholders

Each of the Shareholders jointly and severally represents and warrants to Petrowest that:

Corporation's Status

(a) the Corporation is duly organized, validly existing and in good standing under the laws of the jurisdiction of its incorporation, and has the corporate power to own or lease its property and assets and to carry on its business as now conducted by it;

(b) the Corporation has all requisite power and authority to enter into this Agreement and all documents to be delivered pursuant hereto and to perform its obligations hereunder and thereunder;

(c) this Agreement has been duly executed and delivered on behalf of the Corporation and constitutes a legal, valid and binding obligation of the Corporation, enforceable against the Corporation in accordance with its terms, subject to Creditors' Rights and, at the Closing, all documents required hereunder to be executed and delivered by the Corporation will have been duly authorized, executed and delivered by the Corporation and will constitute legal, valid and binding obligations of the Corporation, enforceable in accordance with their terms, subject to Creditors' Rights,

(d) the execution and delivery of this Agreement and all documents to be delivered pursuant hereto, the performance of the terms hereof and thereof and the consummation of the transactions contemplated herein and therein do not and will not:

(i) result in the breach of or violate any term or provision of the charter, by-laws or governing documents of the Corporation; or

(ii) except as set forth in Schedule 3.2(d) hereto, conflict with, result in a breach of, constitute a default under, or accelerate or permit the acceleration of the performance required by, any material agreement, instrument, licence, permit or authority to which the Corporation is a party or by which it is bound or to which any of its property is subject or result in the creation of any Encumbrance upon any of the Corporation Assets or the Shares or give to others any material interest or right, including any right of purchase, termination, cancellation or acceleration under any such agreement, instrument, license, permit or authority; or

(iii) violate any provision of law or administrative regulation or any judicial or administrative order, award, judgment or decree applicable to the Corporation or the Corporation Assets;

(e) to the best of their knowledge, the Corporation is, in all material respects, in compliance with all Laws;

(f) the Corporation holds all valid licenses, permits and similar rights and privileges, and has made all filings, applications and reports, that are required or necessary under any Laws to operate its business as currently conducted, the failure to hold which, individually or in the aggregate, would have a material adverse effect on the financial condition, results of operations or business of the Corporation and the present uses by the Corporation of its assets do not materially violate the terms of any such licenses, permits, rights or privileges or any such Laws;

(g) the Corporation has not incurred any obligation or liability, contingent or otherwise, for brokerage fees, finder's fees, agent's commission or other similar forms of compensation with respect to the transaction contemplated herein;

(h) all contracts of insurance maintained by the Corporation are listed in Schedule 3.2(h) and are in full force and effect and all premiums due and owing in connection with such policies have been paid; there exists no state or event of default under any insurance policy and there has been no notice or advice of withdrawal of any policy or any notice of conditions for continuation of any coverage that has not been complied with; and the Corporation has given notice or has otherwise presented every material claim known by the Corporation or the Shareholders to be covered by insurance under its insurance policies or contracts in a timely fashion;

(i) the Corporation does not have any Subsidiaries other than Wales, which is a wholly-owned Subsidiary of 310423; and the Corporation does not have any agreements of any nature to acquire any Subsidiary, or to acquire or lease any other business operations other than as disclosed in Schedule 1.1(e);

(j) as at the Closing Time, the Corporation will not be a party to any agreements of any nature to acquire any securities of any person or to acquire, capitalize or invest in any business;

(k) at the Closing Time, the minute books, stock certificate books and stock transfer ledgers of the Corporation will be true and correct and the minute books will contain the minutes of all meetings, and all resolutions, of the directors and shareholders of the Corporation;

Capitalization

(l) the authorized capital of the Corporation and the issued and outstanding Shares of the Corporation are as set forth in Schedule 3.2(l) and all of the Shares set forth as issued are duly and validly issued and are fully paid and non-assessable and are registered as set forth in such Schedule;

(m) no person other than the Shareholders has any agreement or option or any right or privilege (whether by law, pre-emptive right, contract or otherwise) capable of becoming an agreement, option, right or privilege, including, without limitation, any convertible security, warrant or convertible obligation of any nature, for the

purchase, subscription, allotment or issuance of any of the unissued shares of the Corporation;

(n) there are no restrictions in either the constating documents or the by-laws of the Corporation, nor in any unanimous shareholders' agreement or voting trust agreement or other similar collateral agreement, which would affect the transferability of Shares from the Shareholders to Petrowest and which will not have been waived prior to Closing;

Financial Status

(o) all of the Books and Records whether of a financial or accounting nature or otherwise have been made available to Petrowest and, have been maintained in accordance with prudent business practices;

(p) the Financial Statements have been prepared in accordance with GAAP applicable in Canada applied on a basis consistent with that of prior periods (except as stated therein) and present fairly the financial position of the Corporation as of the date provided therein and the results of operations and the changes in financial position for the periods then ended. As at the date of the Financial Statements, the Corporation did not have any debt or liabilities of any kind whatsoever (whether accrued, contingent, absolute or otherwise) required to be included in such Financial Statements, including, without limitation, any Liabilities and any liabilities for Taxes or pursuant to any capital lease, except for debt or liabilities as set forth in such financial statements;

(q) except as set forth in Schedule 3.2(q) or as contemplated by this Agreement or Approved Capital Commitments, since the date of the last audited financial year of the Corporation or consented to in writing by Petrowest, the Corporation has:

  (i) not incurred, assumed or become subject to any Liability, except in the Ordinary Course of Business;

  (ii) not granted, suffered or assumed any Encumbrance on or in respect of any of the Corporation Assets, other than Permitted Encumbrances;

  (iii) not amended its charter, by-laws or other governing documents;

  (iv) not conducted its business other than in all material respects in the Ordinary Course of Business and, without limitation, has not entered into, assumed or become subject to any contract out of the Ordinary Course of Business or any Material Contract;

  (v) not amended or terminated any Material Contract;

  (vi) not directly or indirectly, declared or paid any dividends, or declared or made any other distribution of its securities, or directly or indirectly, redeemed, purchased or otherwise acquired any of its shares, or agreed to

do so, or reduced its stated capital in any manner or purchased, acquired, cancelled or redeemed, or agreed to purchase, acquire, cancel or redeem, any outstanding shares;

(vii) has not forgiven any debt or otherwise triggered or permitted to be triggered any of the provisions of the Canadian Tax Act respecting debt forgiveness including, for greater certainty, Section 79 or Sections 80 to 80.04 of such act, and has not cancelled or released any debts or claims or waived any right pertaining to the Corporation Assets;

(viii) not entered into or amended any employment or consulting agreements, other than in the Ordinary Course of Business;

(ix) not increased the salaries, benefits or other compensation payable to any of its directors, officers or employees, other than in the Ordinary Course of Business;

(x) not made any payment whatsoever to, or entered into any agreement with, any person not dealing at arm's length with the Corporation;

(xi) not entered into or amended any Employee Plan;

(xii) used its reasonable commercial efforts to maintain its business organization and preserve its relationships with suppliers, customers and others having business relations with it;

(xiii) not suffered any material adverse change, financial or otherwise, in business, financial condition, assets, properties, liabilities or operations of the Corporation or any occurrences or circumstances which have resulted or might reasonably be expected to result in a material adverse change thereto;

(xiv) not sold any material amounts of inventory or (other than, after the date hereof and prior to the Closing Date, Approved Capital Dispositions) other assets, nor increased its indebtedness other than in the Ordinary Course of Business;

(xv) maintained the Corporation Assets in a proper and prudent manner in accordance with good Canadian oilfield practices; and

(xvi) not made any change in its accounting principles and practices as theretofore applied including, without limitation, the basis upon which its assets and liabilities are recorded on its books and its earnings, profits and losses are ascertained;

(r) there is no suit, action, litigation, investigation, claim, complaint, grievance or proceeding, including appeals and applications for review, in progress, or, to the knowledge of the Shareholders, pending or threatened against or relating to the

Corporation before any Governmental Authority which, if determined adversely to the Corporation, would,

(i) materially and adversely affect the properties, business, future prospects or financial condition of the Corporation,

(ii) enjoin, restrict or prohibit the transfer of all or any part of the Shares as contemplated by this Agreement, or

(iii) prevent the Shareholders or the Corporation from fulfilling all of their obligations set out in this Agreement or arising from this Agreement, and the Shareholders and the Corporation have no knowledge of any existing ground on which any such action, suit, litigation or proceeding might be commenced with any reasonable likelihood of success;

(s) except as set forth in Schedule 3.2(s), (i) there are no judgments unsatisfied against the Corporation or any judgment, injunction, order, decree, ruling or charge of any Governmental Authority to which the Corporation or any of the Corporation Assets is subject, (ii) there are no Claims in existence to which the Corporation is a party or any of the Corporation Assets may be bound or (to the knowledge of the Shareholders and the Corporation) threatened against the Corporation or any of the Corporation Assets and (iii) to the knowledge of the Shareholders and the Corporation, there is no basis upon which a material Claim could reasonably expected to be made against the Corporation;

(t) other than the fuel tax audit which has been disclosed to Petrowest and other than amendments to filed tax returns relating to pre-Closing transactions disclosed to Petrowest, the Corporation has duly and timely (i) filed with the appropriate Governmental Authority or agency in the manner prescribed by Law all Tax Returns required to be filed by it and such Tax Returns are true, complete and accurate in all material respects; (ii) paid all Taxes (including instalments) due and payable by it and made adequate provision in the Financial Statements and accounts thereof for all Taxes payable for the periods reflected therein for which Tax Returns are not yet required to be filed and will make adequate provision in the books and records of the Corporation (including in the materials provided to the auditors in connection with the determination of the Adjustment Amount) for all Taxes payable in respect of the period then ended on the assumption that the Corporation had a taxation year ending on that date; (iii) withheld and remitted to the appropriate Governmental Authorities all amounts required to be withheld by it in respect of the Tax liability of any other person; and (iv) withheld from any amount paid to or credited by it to or for the account or benefit of any person, including any of its officers and directors and any non-resident person, the amount of all Taxes and other deductions required by any Law to be withheld from any such amount and has duly and timely remitted the same to the appropriate taxing or other governmental authority or agency. Notices of assessment of Canadian federal and provincial income tax liabilities of the Corporation have been issued for all taxation years ending on or prior to date of last completed financial year ended more than six months prior

to this Agreement, and the Corporation is current with respect to its filing of returns for goods and services taxes payable pursuant to the *Excise Tax Act* (Canada). There are no claims, actions, suits, audits, proceedings, investigations or other actions pending or, to the knowledge of any of the Shareholders, threatened in respect of Taxes;

(u) all filings made by any of the Shareholders or the Corporation under which the Corporation has received or is entitled to government incentives, have been made in accordance, in all material respects, with all Laws and contain no misrepresentations which could cause any amount previously paid to, or credited to, or previously accrued on the accounts of the Corporation to be recovered or disallowed;

(v) the Corporation is not a party to any current agreement or other arrangement with any taxation authority and there are no waivers or objections extending the statutory period or providing for an extension of time with respect to the assessment or reassessment or payment of Taxes payable by the Corporation or Tax Returns required to be filed by the Corporation;

(w) the Corporation is not engaged in any discussions or negotiations with any taxation authorities in respect of its Taxes;

(x) except for reserves for income taxes accruing in the current fiscal year, the reserves and accrued liabilities disclosed on or reflected in the Financial Statements and the Books and Records are sufficient in all respects to provide for the liabilities in respect of which they have been established;

(y) (except as set forth in Schedule 3.2(y), each of which will be discharged without liability to the Corporation on or prior to the Closing Date) the Corporation has not guaranteed, endorsed, assumed or indemnified, contingently or otherwise, the obligations or indebtedness of any other person;

Employees

(z) except as set forth in Schedule 3.2(z), the Corporation is not a party to any written employment contract, consulting agreement, collective bargaining agreement or employee association agreement; the Corporation has not conducted and is not now conducting any negotiations with any labour unions or employee associations; the Corporation has complied with all of its obligations in respect of employment insurance programs, Canada Pension Plan payments and Worker's Compensation payments;

(aa) the only employees of the Corporation are listed in Schedule 3.2(z);

(bb) all Employee Plans are listed in Schedule 3.2(z) and:

(i) the Corporation has paid or provided for all liabilities for wages, vacation pay, salaries, bonuses, pensions and all other amounts payable under the Employee Plans;

(ii) each of the Employee Plans complies with and has been administered in substantial compliance with the terms thereof and Laws; and

(iii) have been, or will by Closing be, terminated with no further Liability of the Corporation or Petrowest, provided that Petrowest has provided for a replacement plan the terms of which are satisfactory to the Shareholders acting reasonably;

(cc) no Affiliate, director, officer or employee of the Corporation (past or present) or any person not dealing at "**arm's length**" (within the meaning of the Canadian Tax Act) with any such person is indebted to the Corporation and (other than the Shareholder Loans) the Corporation is not indebted to any such person. All transactions between the Corporation and any person not dealing at arm's length were undertaken for fair market value consideration;

Assets

(dd) the Corporation is the sole beneficial and (where its interests are registrable) the sole registered owner of all of the Corporation Assets, with good and valid title, free and clear of all Encumbrances other than Permitted Encumbrances. In particular, without limiting the generality of the foregoing, there has been no assignment, subletting or granting of any licence (of occupation or otherwise) of or in respect of any of the Corporation Assets or any granting of any agreement or right capable of becoming an agreement or option for the purchase of any of the Corporation Assets;

(ee) the Corporation has no material assets except as set forth in Schedule 1.1(u), the Corporation Assets are in good working order for the prudent pursuit of the Corporation's business except as set forth in Schedule 3.2(ee) and the Corporation owns or leases all the assets necessary for the conduct of its business as now conducted by it;

(ff) the accounts receivable of the Corporation in all material respects are good and collectible at the aggregate recorded amounts, except to the extent of any reserves provided for such accounts in the Books and Records for the Corporation, and are not subject to any defence, counterclaim or set off;

(gg) the Corporation has made available to Petrowest a correct and complete copy of each Material Contract (as amended to date), all of which are listed in Schedule 3.2(gg). The Corporation is not in breach of any such Material Contracts in any material respect nor has any circumstance occurred or does any circumstance exist that with the passage of time, notice or both, constitute such a breach, and, to the knowledge of the Shareholders and the Corporation, no third party to any of such Material Contracts is in breach of any such Material Contracts;

(hh) the Corporation has not received any notice alleging its default under any Material Contract, which default has not been rectified as of the date hereof;

(ii) the Corporation is not a party to or bound or affected by any commitment, agreement or document containing any covenant expressly limiting the freedom of the Corporation to compete in any line of business, transfer or move any of its assets or operations or which materially or adversely affects the business practices, operations or conditions of the Corporation or the continued operation of its business after the Closing Date;

(jj) to the knowledge of the Shareholders and the Corporation, the Corporation has not interfered with, infringed upon, misappropriated or otherwise come into conflict with any patent, copyright, trademark, trade secret or other intellectual property rights of any person or received notice of any Claim of any person that they have done so;

Environmental

(kk) except as disclosed in Schedule 3.2(kk),

(i) to the knowledge of the Shareholders, all Environmental Approvals required to be held by the Corporation have been obtained, are listed in Schedule 3.2(kk), are valid and in full force and effect, have been and are being complied with in all material respects, and there have been and are no proceedings commenced, applications for proceedings made, nor to the knowledge of the Shareholders have there been any proceedings or applications for proceedings threatened to revoke or amend any Environmental Approvals;

(ii) to the knowledge of the Shareholders, any Release by the Corporation of any Hazardous Substance into the Environment complied and complies with all Environmental Laws;

(iii) the Corporation has not entered into an agreement that may require it to pay, reimburse, guarantee, pledge, defer, indemnify or hold harmless any person from or against any liability or cost relating to any Release of Hazardous Substance or environmental condition or arising from any non-compliance with any Environmental Law;

(iv) the Corporation has not been prosecuted for or convicted of any offence under Environmental Laws or found liable in any proceeding to pay any fine or judgment to any person as a result of any Release or threatened Release of any Hazardous Substance into the Environment or the breach of any Environmental Law and there are no proceedings pending or, to the knowledge of the Shareholders and the Corporation, threatened relating to the foregoing and, to the knowledge of the Shareholders and the Corporation, there is no basis for any such proceedings; and

(v) to the knowledge of the Shareholders and the Corporation, there is no above-ground or underground storage tank, urea formaldehyde foam insulation, friable asbestos, polychlorinated biphenyls ("**PCBs**") or radioactive substance in, on or under the property covered by any Real Property Leases;

Real Property

(ll) Schedule 3.2(ll) sets forth a complete list of all of the Real Property and a legal description for such Real Property. The Corporation is the legal and beneficial owner of the Real Property (as set forth in Schedule 3.2(11)) in fee simple, with good and marketable title thereto, free and clear of all Encumbrances other than Permitted Encumbrances. All accounts for work and services performed or materials placed or furnished upon or in respect of the construction and completion of any of the buildings, improvements or other structures constructed on the Real Property have been fully paid and no one is entitled to claim a lien under the *Builders' Lien Act* (Alberta) or other similar legislation for such work performed by or on behalf of the Corporation. There are no matters affecting the right, title and interest of the Corporation in and to the Real Property (as set forth in Schedule 3.2(11)), which in the aggregate, would materially and adversely affect the ability of the Corporation to carry on its business upon the Real Property (as set forth in Schedule 3.2(11);

(mm) the Corporation is not a party to any Real Property Leases other than those listed in Schedule 3.2(mm). The Corporation is not in breach of any such Real Property Leases in any material respect nor has any circumstance occurred or does any circumstance exist that with the passage of time, notice or both, constitute such a breach, and, to the knowledge of the Shareholders and the Corporation, no third party to any of such Real Property Leases is in breach of any such Real Property Leases;

Miscellaneous

(nn) Schedule 3.2(nn) sets forth a complete list of every financial institution in which the Corporation maintains any depository or other account or safety deposit box and the names of all persons authorized to draw on or who have access to such accounts or safety deposit box; and

(oo) the information provided by or on behalf of the Shareholders or the Corporation with respect to the Corporation constitutes full, plain and true disclosure of all material facts relating to the Corporation, its business, operations and capital, there are no misrepresentations in any written information provided by or on behalf of the Shareholders or the Corporation to Petrowest and none of the Shareholders or the Corporation has knowingly withheld from Petrowest any information, documents or agreements relevant to the Corporation Assets or the Corporation which might reasonably be expected to be material to a purchaser of the Shares or Corporation Assets.

3.3 Representations and Warranties of Petrowest and the Trust

Each of Petrowest and the Trust jointly and severally represents and warrants to each of the Shareholders that:

(a) Petrowest is duly organized and validly existing and in good standing under the law of the jurisdiction of its incorporation and has the corporate power to own or lease its property and assets and to carry on its business as now conducted by it and is duly licensed or qualified to carry on business in each jurisdiction as the nature of its business requires and, at the Closing Date, will have such power and be so licensed or qualified as is required by its business as proposed to be conducted;

(b) at Closing, the Trust will be duly organized and validly existing and in good standing under the law of the jurisdiction of its formation and have the power to own or lease its property and assets and to carry on its business as proposed to be conducted by it and will be duly licensed or qualified to carry on business in each jurisdiction as the nature of its business requires;

(c) Petrowest has all requisite power and authority to enter into this Agreement and all documents to be delivered pursuant hereto and to perform its obligations hereunder and thereunder;

(d) at Closing, the Trust will have all requisite power and authority to enter into this Agreement and all documents to be delivered pursuant hereto and to perform its obligations hereunder and thereunder;

(e) the execution and delivery of this Agreement and all documents to be delivered pursuant hereto, the performance of the terms hereof and thereof and the consummation of the transactions contemplated herein and therein do not and will not:

(i) result in the breach of or violate any term or provision of the charter, by-laws or governing documents of Petrowest or the declaration of trust of the Trust; or

(ii) conflict with, result in a breach of, constitute a default under, or accelerate or permit the acceleration of the performance required by, any material agreement, instrument, licence, permit or authority to which Petrowest or the Trust is a party or by which it is bound or to which any of its property is subject or result in the creation of any Encumbrance upon any of the assets of Petrowest or the Trust or give to others any material interest or right, including any right of purchase, termination, cancellation or acceleration under any such agreement, instrument, license, permit or authority; or

(iii) violate any provision of law or administrative regulation or any judicial or administrative order, award, judgment or decree applicable to Petrowest or the Trust;

(f) each of the Trust and Petrowest is, in all material respects, in compliance with all Laws;

(g) this Agreement has been duly executed and delivered by Petrowest and constitutes a legal, valid and binding obligation of Petrowest enforceable in accordance with its terms and all documents to be delivered by Petrowest or the Trust, as the case may be, pursuant hereto will be duly executed and delivered by Petrowest and will constitute legal, valid and binding obligations of Petrowest and the Trust, respectively, enforceable in accordance with their respective terms;

(h) neither Petrowest nor the Trust have or will have carried on any active business other than the organization of, and preparation for the consummation of, the Concurrent Acquisitions, the Concurrent Financing and related matters;

(i) the authorized capital of Petrowest is comprised of an unlimited number of common shares and, as of the Closing Date, all of the issued and outstanding common shares will be held by the Trust;

(j) at Closing, the authorized capital of the Trust will be comprised of an unlimited number of Units of which, prior to the Closing, the closing of the Concurrent Acquisitions and the closing of the Concurrent Financing, not more than 1,500,000 Units (including subordinated units) will be issued and outstanding, each fully paid and non-assessable and, after the closing of the Concurrent Acquisitions and the closing of the Concurrent Financing, not more than 1,500,000 Units (including subordinated units) will be issued and outstanding, each fully paid and non-assessable;

(k) the Trust will, on the Closing Date, be a mutual fund trust under the Canadian Tax Act;

(l) each of the agreements relating to the Concurrent Acquisitions is substantially the same as this Agreement (other than price);

(m) the Units to be issued pursuant to Section 2.2 will be duly and validly issued and delivered as fully paid and non-assessable trust units of the Trust and, other than the escrow contemplated by section 5.2(d), will not be subject to any escrow or restriction on trading;

(n) at Closing, the prospectus filed in connection with the Concurrent Financing will contain full, true and plain disclosure of all material facts relating to the Trust and Petrowest, their prospective businesses, operations and capital (excluding the business, operations and capital of the Corporation);

(o) other than the fee payable to Westwind Partners Inc., Petrowest has not incurred any obligation or liability, contingent or otherwise, for brokerage fees, finder's fees, agent's commission or other similar forms of compensation with respect to the transactions contemplated herein;

(p) there is no suit, action, litigation, investigation, claim, complaint, grievance or proceeding, including appeals and applications for review, in progress, or, to the knowledge of Petrowest, pending or threatened against or relating to Petrowest or the Trust before any court, Governmental Authority, commission, board, bureau, agency or arbitration panel which, if determined adversely to Petrowest, would,

(i) materially and adversely affect the properties, business, future prospects or financial condition of Petrowest or the Trust,

(ii) enjoin, restrict or prohibit the transfer of all or any part of the Shares or the issue of Units as contemplated by this Agreement; or

(iii) prevent Petrowest from fulfilling all of its obligations set out in this Agreement or arising from this Agreement, and Petrowest has no knowledge of any existing ground on which any such action, suit, litigation or proceeding might be commenced with any reasonable likelihood of success. There is not presently outstanding against Petrowest any judgement, decree, injunction, rule or order of Governmental Authority; and

(q) Petrowest is not a "non Canadian" within the meaning of the *Investment Canada Act*.

3.4 Non-Waiver

No investigations made by or on behalf of Petrowest or the Shareholders at any time shall have the effect of waiving, diminishing the scope or otherwise affecting any representation or warranty made by the Shareholders or Petrowest, as the case may be, in or pursuant to this Agreement. No waiver of any condition or other provisions, in whole or in part, shall constitute as a waiver of any other condition or provision (whether or not similar) nor shall such waiver constitute a continuing waiver unless otherwise expressly provided.

3.5 Nature and Survival

All representations, warranties and covenants contained in this Agreement on the part of each of the Parties shall survive the Closing, the execution and delivery under this Agreement of any share or security transfer instruments or other documents of title to any of the Shares and the payment of the consideration for the Shares.

ARTICLE 4
COVENANTS

4.1 Covenants of the Shareholders and the Corporation

(a) From the date hereof to and until the Closing Date, the Shareholders and the Corporation shall permit Petrowest, Petrowest's Counsel and Petrowest's authorized representatives to have full access to all files, premises, properties, personnel, books, records (including Tax Records), auditors, contracts and documents of or pertaining to the Corporation and any predecessor corporations or entities prior to Closing for purposes of performing due diligence with respect to the Corporation and its assets and affairs. The provisions of the Confidentiality and Non-disclosure Agreement shall continue to be applicable to any information made available by such parties pursuant to the provisions of this Agreement.

(b) Each of the Shareholders and the Corporation who is a party to or bound by the Unanimous Shareholders Agreement hereby agrees and consents to the termination of such agreement immediately prior to the Closing Time and, subject to Closing occurring, hereby irrevocably waives and releases each of the others from and in respect of any and all obligations thereunder, whether due on, prior to or after the date hereof.

(c) Upon any restructuring or reorganization of the Corporation resulting in any person, other than the Shareholders, acquiring any of the Shares, the Shareholders shall cause such person to execute a counterpart signature page to this Agreement.

4.2 Efforts to Satisfy Conditions

Each Party shall use all reasonable commercial efforts and shall proceed diligently, honestly and in good faith to cause the conditions set forth in Section 5.1, Section 5.2 and Section 5.3 which are within its reasonable control to be satisfied. Each Party shall provide such information and cooperation to the other Party as it may reasonably request in connection with the satisfaction of such conditions.

4.3 Tax Returns

(a) The Shareholders shall cause the Corporation to prepare and file in a timely manner (at its cost and in consultation with the Shareholders) all Tax Returns required to be filed by the Corporation for any period that ends on or before the Closing Date and for which Tax Returns have not been filed as of the Closing Date. Petrowest shall obtain the consent of Shareholders to any Tax Returns filed in respect of any period ending on or prior to the Closing Date, which consent shall be deemed received unless the Shareholders advises otherwise within 10 business days following receipt of the return and request for consent. The Shareholders and Petrowest shall co-operate fully with each other and none of the Parties will unreasonably withhold its consent to a request made by any

other Party with respect to such Tax Returns. Such Tax Returns will be prepared in accordance with reasonable business practices and the Corporation's past practices. The Parties agree that an election shall be made by the Corporation in its Tax Return filed for its taxation year ending immediately before the acquisition of control by Petrowest not to have subsection 256(9) of the Canadian Tax Act apply, with the result that the taxation year of the Corporation shall end immediately before the Closing Time.

(b) No Tax Returns shall be filed by any of the Shareholders between the date hereof and the Closing Date except with the prior written consent of Petrowest, which consent shall not be unreasonably withheld.

4.4 Covenant of Petrowest

Upon the organization and formation of the Trust, Petrowest shall cause the Trust to execute an agreement, in a form acceptable to the Shareholders acting reasonably, whereby the Trust agrees to be bound by its representations, warranties, covenants and indemnities hereunder.

ARTICLE 5
CONDITIONS TO CLOSING

5.1 Mutual Conditions

The obligations of Petrowest, the Shareholders and the Corporation pursuant hereto are subject to the following conditions being satisfied in all respects at or prior to the Closing Time, or such earlier time as is specified below:

(a) there shall not be any suit, action or other proceeding that shall, at Closing, be pending against any of the Parties before any Governmental Authority and no law, regulation or policy shall have been proposed, enacted or applied: (i) making illegal or seeking to restrain, prohibit or obtain damages or other relief in connection with the consummation of the transactions contemplated by this Agreement; (ii) prohibiting or materially limiting the ownership or operation by Petrowest of a material portion of the business or assets thereof or requiring Petrowest to dispose of or hold separately any such portion of any Shares or Corporation Assets, as applicable; or (iii) making the consummation of the transactions contemplated by this Agreement materially more costly to Petrowest or materially reducing the value of the Shares;

(b) all Required Approvals shall have been obtained on terms acceptable to the Shareholders and Petrowest, acting reasonably, at or prior to the Closing Time;

(c) the commercial terms of the Trust are satisfactory to the Shareholders and Petrowest, in each case, acting reasonably, including:

(i) the Concurrent Financing shall have closed or be closing at the Closing Time; and

(ii) such of the Concurrent Acquisitions as have an aggregate Base Purchase Price not less than $100 million shall have closed or be closing at the Closing Time; and

(d) Petrowest and each of the persons listed in Schedule 5.1(e) hereto shall have executed and delivered a management agreement in the form set forth in such Schedule.

5.2 Conditions for the Benefit of Petrowest

The obligations of Petrowest to buy the Shares and Shareholder Loans from the Shareholders pursuant hereto are subject to the following conditions (which are for the exclusive benefit of Petrowest) being satisfied in all respects at or prior to the Closing Time, or such earlier time as is specified below:

(a) the representations and warranties of the Shareholders in this Agreement shall be true and correct in all material respects at the Closing Time with the same force and effect as if made at and as of such time;

(b) the Shareholders and the Corporation shall have performed or complied in all material respects with all of the terms, covenants and conditions of this Agreement to be performed or complied with by the Shareholders and the Corporation at or prior to the Closing Time pursuant hereto;

(c) on or before May 23, 2006, Petrowest shall have completed its due diligence review and, in its sole discretion, been satisfied with the results of such review;

(d) at Closing, the Shareholders shall have delivered all items which they are required to deliver pursuant to Section 6.2 and shall have duly executed and delivered an agreement to escrow the Units to be issued pursuant to Section 2.2 for release as to one quarter thereof on the Closing Date and on each of the 6 month, 12 month and 18 month anniversaries of the Closing Date in form and substance satisfactory to Petrowest, acting reasonably;

(e) the Shareholders shall have delivered opinions of the Shareholders' Counsel as to the matters in Section 3.1(a), (b), (c) and (d) and Section 3.2(a), (b), (c) and (d)(i), in form and substance satisfactory to Petrowest, acting reasonably;

(f) each of the Shareholders shall have delivered, on the Closing Date, a certificate of such Shareholder dated the Closing Date, addressed to Petrowest and signed by the Shareholder or, in the case of a Shareholder that is a corporation, signed on the Shareholder's behalf by its President or such other officer or director satisfactory to Petrowest, acting reasonably, certifying that to the knowledge of the Shareholders the representations and warranties of the Shareholder set forth in this Agreement are true and correct at the Closing Time, as if made at such

time and the Shareholder has not breached, or failed to comply with, in any material respect, any of its covenants or other obligations under this Agreement;

(g) Petrowest shall have obtained all applicable governmental, regulatory and contractual approvals to complete the transactions contemplated by this Agreement; and

(h) the Leaseback Equipment shall be transferred by Wales and 310423 to GE Canada Leasing Services Company and CMP – Classic Automotive Ltd. and the Corporation shall have entered into a lease of the Leaseback Equipment with GE Canada Leasing Services Company and CMP – Classic Automotive Ltd. on terms acceptable to Petrowest.

5.3 Conditions for the Benefit of the Shareholders

The Shareholders' obligations to Petrowest pursuant hereto are subject to the following conditions (which are for the exclusive benefit of the Shareholders) being satisfied in all respects at or prior to the Closing Time or such earlier time as is specified below:

(a) the representations and warranties of Petrowest in this Agreement shall be true and correct in all material respects at the Closing Time with the same force and effect as if made at and as of such time;

(b) Petrowest shall have performed or complied in all material respects with all of the terms, covenants and conditions of this Agreement to be performed or complied with by Petrowest at or prior to the Closing Time pursuant hereto;

(c) at Closing, Petrowest shall have delivered all items they are required to deliver pursuant to Section 6.3;

(d) Petrowest shall have delivered, on the Closing Date, a certificate of Petrowest dated the Closing Date, addressed to the Shareholders and signed on Petrowest's behalf by its President or such other officer or director satisfactory to the Shareholders, acting reasonably, certifying that the representations and warranties of Petrowest set forth in this Agreement are true and correct at the Closing Time, as if made at such time and Petrowest has not breached, or failed to comply with, in any material respect, any of its covenants or other obligations under this Agreement; and

(e) Petrowest shall have delivered an opinion of Petrowest's Counsel as to the matters set forth in Section 3.3(a), (b), (c), (d), (e)(i), (e)(iii), (g), (i), (j), (k) and (m) in form and substance satisfactory to the Shareholders, acting reasonably; and

(f) Petrowest shall have agreed to indemnify Gerry Wales and Laurie Wales in respect of liabilities thereof pursuant to their guarantees of the obligations of the Corporation to the Bank of Montreal and/or secured their release therefrom, in either case in form and substance satisfactory to Gerry Wales and Laurie Wales, acting reasonably.

ARTICLE 6
CLOSING

6.1 Closing

The Closing shall take place at the Closing Time at the offices of Petrowest' Counsel located at 4500, 855 - 2nd Street S.W., Calgary, Alberta T2P 4K7, or at such other place as may be agreed upon by the Shareholders and Petrowest.

6.2 Deliveries by the Shareholders at Closing

At Closing, the Shareholders shall deliver to Petrowest:

(a) an updated version of Schedule 3.1 indicating the beneficial owners of record of all of the Shares;

(b) an updated version of Schedule 3.2 indicating the authorized capital of the Corporation and the issued and outstanding shares of the Corporation;

(c) the certificates representing the Shares duly endorsed for transfer by the Shareholders and new share certificates issued in the name of Petrowest in respect of the Shares;

(d) certificates of the appropriate government officials, dated the Closing Date, evidencing the existence and good standing of each of the Shareholders, if a corporation and the Corporation in the jurisdiction of its organization;

(e) the minute books, corporate seals and all corporate records of the Corporation;

(f) resignations and releases of all directors and officers of the Corporation and reciprocal releases of such directors and officers by the Corporation, each in form and substance satisfactory to Petrowest;

(g) certified copies of directors' resolutions of the Corporation confirming approval of the transfer of the Shares to Petrowest in accordance with the terms and conditions of this Agreement;

(h) such other documents and instruments as Petrowest's Counsel may reasonably require; and

(i) transfers in respect of Shareholders' Loans.

6.3 Deliveries by Petrowest at Closing

At Closing, Petrowest shall pay the Base Purchase Price to the Shareholders, including delivering certificates to the Shareholders representing the Units issuable to the Shareholders pursuant to Section 2.2(b).

6.4 Closing Escrow

The items tabled at Closing pursuant to Section 6.2 and Section 6.3 shall be held in escrow until all of such items have been tabled and then shall remain in escrow until the Effective Time. At the Effective Time, provided all conditions in Article 5 have been satisfied or waived, such escrow shall be terminated and the items described in Section 6.2 shall be delivered to Petrowest and the items described in Section 6.3 shall be delivered to the Shareholders and the Closing shall have occurred. If such escrow is not released on or before 4:00 p.m. (Calgary Time) on October 31, 2006 and the Parties do not agree to an extension of the escrow, the Closing shall be deemed not to have occurred and the documents and certificates tabled by a Party pursuant to this Article 6 shall be returned to that Party.

ARTICLE 7
INDEMNITIES

7.1 Shareholders Indemnity

After Closing but subject to Section 7.4, each of the Shareholders jointly and severally agrees to indemnify and save harmless each of Petrowest, the Trust and their Affiliates from and against all Losses and Obligations which they suffer, sustain, pay or incur, directly or indirectly:

(i) as a consequence of or in connection with a breach of a representation or warranty made by any of the Shareholders or the Corporation in this Agreement or a breach by any of the Shareholders or the Corporation of any of the covenants made by any thereof in this Agreement; or

(ii) as a consequence of or in connection with any environmental matter relating to the Corporation or the Corporations Assets prior to the Closing Time;

except any such Losses and Obligations as have been caused by or result from the gross negligence or wilful misconduct of any such indemnified person. The Parties agree that for the purposes of Section 7.1(i), in the case of any breach of representation or warranty of any of the Shareholders, the measure of Losses and Obligations in respect thereof will be, dollar for dollar, the difference in what would have been the position (financial and otherwise) of the Corporation had such representation been true or the warranty not breached and the actual position (financial and otherwise) of the Corporation (given such misrepresentation or breach of warranty).

7.2 Petrowest Indemnity

After Closing, Petrowest and the Trust agree to indemnify and save harmless each of the Shareholders and their Affiliates from and against all Losses and Obligations which they suffer, sustain, pay or incur, directly or indirectly, as a consequence of or in connection with:

(i) a breach of a representation or warranty made by Petrowest or the Trust in this Agreement or a breach by Petrowest or the Trust of a covenant made by it in this Agreement; or

(ii) subject to the Shareholders' obligations in respect of the indemnity contained in Section 7.1, any matter or circumstance relating to Corporation Assets or the operation thereof which occurs after the Closing Time or which relates to the Corporation and occurs after the Closing Time;

except any such Losses and Obligations as have been caused by or result from the gross negligence or wilful misconduct of any such indemnified person.

7.3 Tax Indemnity

(a) After Closing, the Shareholders shall be jointly and severally liable to and agree to indemnify and save harmless the Corporation (which in this Section 7.3 includes the Corporation's successors and assigns) in respect of all Losses and Obligations which the Corporation may suffer, sustain, pay or incur as a consequence of or in connection with any breach of any of the representations and warranties in Section 3.2(t) to (x) inclusive.

(b) Any person entitled to indemnification as herein set forth (the "**Indemnified Parties**") shall give prompt written notice to the Shareholders whenever it becomes aware that a Claim has been or may be made for which the Shareholders may be liable pursuant to this Section 7.3 (the "**Tax Indemnity**"). Unless the Shareholders notify the Indemnified Parties that it elects not to have carriage and control of a Claim the Shareholders shall, at their own expense and employing counsel of their own choice, have full carriage and control of the contestation of any such Claim, provided that if the Claim does not relate solely to matters to which the Tax Indemnity may apply, the Indemnified Parties shall, at its own expense and employing counsel of its own choice, have full carriage and control of the contestation of the portion of the Claims relating to matters to which the Tax Indemnity does not relate; and further provided that where the Shareholders have carriage and control of a Claim neither the Indemnified Parties nor the Corporation will agree to any compromise or settlement of such Claim to which the Tax Indemnity may apply without the consent of the Shareholders which will not be unreasonably withheld. Notwithstanding the foregoing, the Shareholders' right to have carriage and control of the contestation of any such Claim shall only apply and continue to apply after payment of the amount of such Claim or the provision of such security as is necessary to avoid a lien being placed on the property of the Corporation in respect of such Claim. Where the Shareholders have carriage and control of a Claim, if the Indemnified Parties does not consent to a settlement of a Claim to which the Tax Indemnity may apply following a request from the Shareholders to do so, the obligation of the Shareholders to indemnify the Indemnified Parties for the Claim shall be limited to the amount that the Shareholders would have been required to pay pursuant hereto in respect of the Claim if the settlement had been accepted and

the Shareholders shall forthwith transfer carriage of the contestation of the Claim to the Indemnified Parties or its nominee. The Indemnified Parties, the Corporation and the Shareholders shall cooperate with each other and allow each other reasonable access to documents and records in any defence of any such Claims and shall keep each other reasonably informed of the conduct thereof. If the Shareholders elect not to have carriage and control of the contestation of the Claim, the Indemnified Parties and the Corporation shall be under no obligation to contest, settle or compromise the Claim and such failure to contest, settle or compromise the Claim shall not prejudice its rights pursuant to this Indemnity.

(c) The Parties undertake to inform each other of any audit inquiries with respect to issues to which the Tax Indemnity may apply and to cooperate with each other in making any representations prior to any assessment to which those indemnities may apply.

(d) The amounts payable in respect of the Tax Indemnity shall constitute and be treated by the parties as an adjustment to the Base Purchase Price.

7.4 Limitations on Indemnities

(a) No Claim for performance of an indemnity or in respect of a breach of any covenant, representation or warranty made in this Agreement (other than pursuant to Section 7.3) shall be made or be enforceable, whether by legal proceedings or otherwise, unless written notice of such Claim is given by the party seeking redress to the party or parties from whom redress is sought on or before: (i) in respect of a breach of Section 3.2(kk), the expiry of the statutory period in which a Claim, assessment or reassessment may be brought or effected against the Corporation in respect thereof; (ii) in respect of a breach of any of Section 3.2(t) to (x), the expiry of ninety days after the relevant Governmental Authorities shall no longer be entitled to assess liability for tax against the Corporation for any particular taxation year ended on or prior to the Closing Date, having regard without limitation, to any waivers given by the Shareholders of the Corporation in respect of any taxation year; and (iii) otherwise, the expiry of eighteen months from the Closing Date;

(b) The maximum cumulative liability of the Shareholders in respect of indemnities and breaches of the representations, warranties and covenants made by the Shareholders in this Agreement (other than pursuant to Section 7.3) shall not exceed the Adjusted Purchase Price;

(c) Except as otherwise set out herein, the parties' sole remedy for a misrepresentation or breach of a warranty or other agreement contained in this Agreement is limited to the indemnities contained in Article 7 and is limited by the provisions of this Section 7.4;

(d) Notwithstanding anything to the contrary set forth in this Agreement, the Shareholder shall have no liability to Petrowest for any specific matter or claim

for which Petrowest has received an adjustment to the Purchase Price to the extent of such adjustment;

(e) Petrowest shall not be entitled to make a Claim against the Shareholders for indemnity pursuant to this Agreement unless and until the aggregate amount of all Losses and Obligations with respect to all Claims asserted by Petrowest under this Agreement (other than pursuant to Section 7.3) exceeds 1% of the Base Purchase Price. Once such minimum threshold in Losses and Obligations has been sustained by Petrowest, the entirety of all Losses and Obligations sustained by Petrowest shall be compensable under this Section 7.4, subject to the other provisions of this Section. Claims pursuant to Section 7.3 shall not be included in claims for the purposes of this Section 7.4(e);

(f) Petrowest' Losses hereunder shall be deemed reduced by the amount of any insurance proceeds and any tax benefits received by Petrowest with respect to such Losses; and

(g) Petrowest shall not be entitled to indemnity under both Section 7.3 and Section 7.1 for the same Loss.

7.5 Indemnification Procedure

(a) For purposes of this Section 7.5, the term "**Indemnifying Party**" when used in connection with a Claim shall mean the Person having an obligation to indemnify the other Party with respect to such Claim pursuant to this Agreement (other than under Section 7.3), and the term "**Indemnified Party**" when used in connection with a particular Claim shall mean the Person having the right to be indemnified with respect to such Claim by the other Party pursuant to this Agreement (other than under Section 7.3)

(b) To make claim for indemnification, an Indemnified Party shall notify the Indemnifying Party of its claim under this Section 7.5, including the specific details of and specific basis under this Agreement for its claim (the "**Claim Notice**"). In the event that the claim for indemnification is based upon a claim by a third party against the Indemnified Party (a "**Third Party Claim**"), the Indemnified Party shall provide its Claim Notice promptly after the Indemnified Party has actual knowledge of the Third Party Claim and shall enclose a copy of all papers (if any) served with respect to the Third Party Claim; provided that the failure of any Indemnified Party to give notice of a Third Party Claim as provided in this Section 7.5 shall not relieve the Indemnifying Party of its obligations under this Agreement except to the extent such failure results in insufficient time being available to permit the Indemnifying Party to effectively defend against the Third Party Claim or otherwise materially prejudices the Indemnifying Party's ability to defend against the Third Party Claim. In the event that the claim for indemnification is based upon an inaccuracy or breach of a representation, warranty, covenant or agreement, the Claim Notice shall specify the representation, warranty, covenant or agreement which was inaccurate or breached.

(c) In the case of a claim for indemnification based upon a Third Party Claim, the Indemnifying Party shall have 30 days from its receipt of the Claim Notice to notify the Indemnified Party whether it admits or denies its liability to defend the Indemnified Party against such Third Party Claim at the sole cost and expense of the Indemnifying Party. The Indemnified Party is authorized, prior to and during such 30-day period, to file any motion, answer or other pleading that it shall deem necessary or appropriate to protect its interests or those of the Indemnifying Party and that is not prejudicial to the Indemnifying Party.

(d) If the Indemnifying Party admits its liability, it shall have the right and obligation to diligently defend, at its sole cost and expense, the Third Party Claim. The Indemnifying Party shall have full control of such defense and proceedings, including any compromise or settlement thereof. If requested by the Indemnifying Party, the Indemnified Party agrees to cooperate, at the cost and expense of the Indemnifying Party, in contesting any Third Party Claim which the Indemnifying Party elects to contest. The Indemnified Party may participate in, but not control, any defense or settlement of any Third Party Claim controlled by the Indemnifying Party pursuant to this Section 7.5(d). An Indemnifying Party shall not, without the written consent of the Indemnified Party, (i) settle any Third Party Claim or consent to the entry of any judgment with respect thereto which does not include an unconditional written release of the Indemnified Party from all liability in respect of such Third Party Claim or (ii) settle any Third Party Claim or consent to the entry of any judgment with respect thereto in any manner that may materially and adversely affect the Indemnified Party (other than as a result of money damages covered by the indemnity).

(e) If the Indemnifying Party does not admit its liability or admits its liability but fails to diligently prosecute or settle the Third Party Claim, then the Indemnified Party shall have the right to defend against the Third Party Claim at the sole cost and expense of the Indemnifying Party, with counsel of the Indemnified Party's choosing, subject to the right of the Indemnifying Party to admit its liability and assume the defense of the Third Party Claim at any time prior to settlement or final determination thereof. If the Indemnifying Party has not yet admitted its liability for a Third Party Claim, the Indemnified Party shall send written notice to the Indemnifying Party of any proposed settlement and the Indemnifying Party shall have the option for 10 days following receipt of such notice to (i) admit in writing its liability for the Third Party Claim and (ii) if liability is so admitted, reject, in its reasonable judgment, the proposed settlement.

(f) In the case of a claim for indemnification not based upon a Third Party Claim, the Indemnifying Party shall have 30 days from its receipt of the Claim Notice to (i) cure the Losses and Obligations complained of; (ii) admit its liability for such Losses or (iii) dispute the claim for such Losses and Obligations. If the Indemnifying Party does not notify the Indemnified Party within such 30-day period that it has cured the Losses and Obligations or that it disputes the claim

for such Losses and Obligations, the amount of such Losses and Obligations shall conclusively be deemed a liability of the Indemnifying Party hereunder.

7.6 Materiality

For the purposes of calculating Losses and Obligations in conjunction with any breach of a representation, warranty or covenant pursuant to Sections 7.1, 7.2 or 7.3, any standard or threshold of materiality relating to such breached representation, warranty or covenant shall be ignored.

ARTICLE 8
TERMINATION

8.1 Termination

If this Agreement is terminated prior to the Closing occurring pursuant to Section 5.1, Section 5.2 or Section 5.3, the Parties shall be released from all obligations under this Agreement except the Confidentiality and Non-disclosure Agreement shall remain in full force and effect in accordance with its terms, and each Party shall remain liable for breaches by it of this Agreement occurring prior to such termination. Subject to the foregoing provisions of this Section, following such termination, each Party shall be responsible for the costs and expenses incurred by it in connection with this Agreement and the transactions contemplated hereby.

8.2 Survival

Subject to the limitations and provisions set forth in this Agreement, notwithstanding the occurrence of Closing and the items delivered at Closing pursuant hereto, the representations, warranties, covenants and indemnities contained in this Agreement shall survive the Closing and the delivery of the items delivered at Closing pursuant hereto for the benefit of the Parties in accordance with terms hereof. Notwithstanding any other provision of this Agreement, no limitation in respect of the survival of any provision of this Agreement or the period in respect of which any Claims or other recourse may be made shall apply insofar as the breach of the provision or the matter in respect of which recourse is sought involves fraud on the part of the Party or Parties against whom the provision is sought to be enforced or from whom such recourse is sought. If any document executed at or after Closing, pursuant hereto is inconsistent with the provisions of this Agreement, the provisions of this Agreement shall prevail unless the Parties expressly and explicitly agree to the contrary.

ARTICLE 9
ARBITRATION

9.1 Procedure

Any controversy submitted to arbitration pursuant to this Agreement shall be subject to the following principles:

(a) Upon written demand of a Party, representatives of the Parties shall meet and attempt to appoint a single arbitrator. If such representatives are unable to agree on a single arbitrator within five (5) days of such demand, then upon written demand by any Party, any Shareholder and Petrowest shall, within ten (10) days of such demand, each name an arbitrator and the two arbitrators so named shall promptly thereafter choose a third. If a Party shall fail to name an arbitrator within ten (10) days from such demand, then the arbitrator for that Party shall be appointed by any Justice of the Court of Queen's Bench of Alberta upon application by the other Party. If the two arbitrators shall fail within ten (10) days from their appointment to agree upon and appoint the third arbitrator, then such third arbitrator shall be appointed by any Justice of the Court of Queen's Bench of Alberta upon request of either Party.

(b) The arbitrator or arbitrators selected to act hereunder shall be qualified by education, experience and training to pass upon the particular question in dispute.

(c) The arbitrator or arbitrators chosen as aforesaid shall proceed immediately to hear and determine the question or questions in dispute. The decision of the single arbitrator shall be made within forty-five (45) days after his or her appointment, subject to any reasonable delay due to unforeseen circumstances. Where there are three arbitrators, the decision of the arbitrators, or a majority of them, shall be made within forty-five (45) days after the appointment of the third arbitrator, subject to any reasonable delay due to unforeseen circumstances. In the event the single arbitrator or the arbitrators, or a majority of them, fail to make a decision within the period herein prescribed, then either Party may elect to have a new single arbitrator or arbitrators chosen in the manner herein prescribed, as if none had previously been selected.

(d) The decision of the single arbitrator or the decision of the arbitrators, or a majority of them, shall be drawn up in writing and signed by the single arbitrator or by the arbitrators, or a majority of them, and shall be final and binding upon the parties hereto.

(e) The liability between the Parties hereto for the payment of the compensation and expenses of the single arbitrator or the arbitrators shall be determined by the arbitrator or arbitrators, as the case may be.

(f) Arbitration pursuant hereto shall be governed in all respects not addressed herein by the provisions of the *Arbitration Act* (Alberta) and regulations thereunder.

ARTICLE 10
NOTICES

10.1 Notices

Any notice, consent, waiver, direction or other communication required or permitted to be given under this Agreement by a party to any other party shall be in writing and shall be delivered by hand delivery, facsimile transmission or (provided that the mailing party does not know and should not reasonably have known of any disruption or anticipated disruption of postal service which might affect delivery of the mail) by registered mail (postage prepaid), addressed to the party to whom the notice is to be given, at its address for service herein. Any notice, consent, waiver, direction or other communication aforesaid shall, if hand delivered or delivered by facsimile transmission, be deemed to have been given and received on the date on which it was hand delivered or delivered by facsimile transmission to the address provided herein (if a business day and, if not, the next succeeding business day) and if sent by registered mail be deemed to have been given and received on the third business day at the point of delivery following the date on which it was so sent.

10.2 Address for Service

The address for service of each of the parties hereto shall be as follows:

if to Petrowest or the Trust:

Petrowest Services Ltd.
Suite 204, 10605 Westside Drive
Grande Prairie, AB
T8V 8E6

Attention:
Facsimile: (780) 830-0882

with a copy to:

Bennett Jones LLP
4500, 855 - 2nd Street S.W.
Calgary, AB T2P 4K7

Attention: Brad D. Markel
Facsimile: (403) 265-7219

if to the Shareholders and/or the Corporation:



Attention: Gerry and Laurie Wales

with a copy to:

Macleod Dixon LLP
3700, 400 - 3rd Avenue S.W.
Calgary, AB T2P 4H2

Attention: Don Tse
Facsimile: (403) 264-5973

or such other address as may be designated by notice to the other Parties.

ARTICLE 11
MISCELLANEOUS

11.1 Further Assurances

Each Party shall, from time to time, and at all times hereafter, at the request of another Party, but without further consideration, do all such further acts and execute and deliver all such further documents and instruments as shall be reasonably required in order to fully perform and carry out the terms and intent hereof.

11.2 Time of the Essence

Time shall be of the essence of this Agreement.

11.3 Public Announcements

Until Closing has occurred, no public announcement or press release concerning the sale and purchase of the Shares shall be made by a Party or its Affiliates without the prior written consent and joint approval of the other Party, which consent and approval shall not be unreasonably withheld or delayed; provided that nothing contained herein shall prevent either Party at any time furnishing any information to any governmental agency or regulatory authority (including applicable stock exchanges) or to the public if required by Laws or the rule of a stock exchange.

11.4 Amendments and Waiver

No modification of or amendment to this Agreement shall be valid or binding unless set forth in writing and duly executed by both Parties and no waiver of any breach of any term or provisions of this Agreement shall be effective or binding unless made in writing and signed by the Party purporting to give the same and, unless otherwise provided, shall be limited to the specific breach waived. No failure on the part of any Party in exercising any right or remedy hereunder shall operate as a waiver thereof, nor shall any single or partial exercise of any such right or remedy preclude any other or further exercise thereof or the exercise of any other right or remedy in law or in equity or by statute or otherwise conferred.

11.5 Entire Agreement

This Agreement together with the Confidentiality and Non-disclosure Agreement and the agreements and other documents to be delivered pursuant to this Agreement, constitute the entire agreement between the Parties pertaining to the subject matter of this Agreement and supersede all prior agreements, understandings, negotiations and discussions, whether oral or written, of the Parties, including the Letter of Intent and there are no warranties, representations or other agreements between the Parties in connection with the subject matter of this Agreement except as specifically set forth in this Agreement, and any document delivered pursuant to this Agreement. No supplement, modification or waiver or termination of this Agreement shall be binding unless executed in writing by the Party to be bound thereby.

11.6 Applicable Law

This Agreement shall be construed in accordance with the laws of the Province of Alberta and the laws of Canada applicable therein and shall be treated, in all respects, as an Alberta contract.

11.7 Amendments

This Agreement may only be amended by a written instrument signed by the Parties.

11.8 Severability

If any one or more of the provisions or parts thereof contained in this Agreement should be or become invalid, illegal or unenforceable in any respect in any jurisdiction, the remaining provisions or parts thereof contained herein shall be and shall be conclusively deemed to be, as to such jurisdiction, severable therefrom and:

(a) the validity, legality or enforceability of such remaining provisions or parts thereof shall not in any way be affected or impaired by the severance of the provisions or parts thereof severed; and

(b) the invalidity, illegality or unenforceability of any provision or part thereof contained in this Agreement in any jurisdiction shall not affect or impair such provision or part thereof or any other provisions of this Agreement in any other jurisdiction.

11.9 Execution in Counterpart

This Agreement may be executed in any number of counterparts with the same effect as if all signatories to the counterparts had signed one document, all such counterparts shall together constitute, and be construed as, one instrument and each of such counterparts shall, notwithstanding the date of its execution, be deemed to bear the date first above written. Delivery of counterparts may be effected by facsimile transmission.

11.10 Benefit of the Agreement

This Agreement shall enure to the benefit of and be binding upon the respective heirs, executors, administrators, successors and permitted assigns of the Parties. No person other than the Parties and their successors and permitted assigns shall be entitled to any rights or benefits hereunder.

11.11 Assignment

This Agreement may not be assigned by any Party without the prior consent of the other Parties, provided that: (i) Petrowest may assign its rights and obligations under this agreement to an Affiliate of Petrowest if, contemporaneous therewith, such Affiliate of Petrowest agrees to be bound by all representations, warranties, covenants and indemnities of Petrowest hereunder; and (ii) any Shareholder may assign its rights and obligations under this agreement to a person, wholly-owned by one or more Shareholders, that has, subsequent to the date hereof, become a shareholder of the Corporation if, contemporaneous therewith, such person agrees to be bound by all representations, warranties, covenants and indemnities of such Shareholder. For greater certainty, it is agreed that prior to the Closing Time and as a condition of Closing, the Trust shall execute a joinder agreement satisfactory to the Shareholders, acting reasonably, pursuant to which the Trust shall agree to be bound by all representations, warranties, covenants and indemnities of Petrowest hereunder.

11.12 No Partnership

It is not the intent or purpose of the Agreement to create, and this Agreement shall not be construed as creating, any association, partnership or syndicate.

11.13 Reliance

The Parties acknowledge and agree that they have entered into this Agreement in reliance upon each of the representations, warranties, covenants and agreements herein of the other party hereto.

IN WITNESS WHEREOF the parties hereto have executed this Agreement as of the date first above written.

PETROWEST SERVICES LTD.

By: (signed) "*A. Dax Srivastava*"
President

By: (signed) "*Kenneth N. Drysdale*"
C.E.O.

1241145 ALBERTA LTD.

By: (signed) "*Gerald Wales*"
President

1241140 ALBERTA LTD.

By: (signed) "*Laurie Wales*"
President

310423 ALBERTA LTD.

By: (signed) "*Gerald Wales*"
President

WALES CONTRACTORS LTD.

By: (signed) "*Gerald Wales*"
President



SHARE PURCHASE AGREEMENT

THIS SHARE PURCHASE AGREEMENT made as of the 23rd day of May, 2006

AMONG:

> **PETROWEST SERVICES LTD.**, a body corporate incorporated under the laws of the Province of Alberta ("**Petrowest**")
>
> \- and -
>
> **1243654 ALBERTA LTD.**, a body corporate incorporated under the laws of the Province of Alberta
>
> \- and -
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> **TED MOUG**, an individual resident in the City of Grande Prairie, in the Province of Alberta
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> (each of the last two mentioned Parties are referred to as a "**Shareholder**" and are collectively referred to as the "**Shareholders**")
>
> \- and -
>
> **SAFETYMASTER RENTALS CORPORATION**, a body corporate incorporated under the laws of the Province of Alberta (the "**Corporation**")

WHEREAS:

A. the Shareholders beneficially own all of the issued and outstanding shares of the Corporation (the "**Shares**");

B. the Shareholders agree to sell, and Petrowest agrees to buy, the Shares and Shareholder Loans upon the terms and conditions set forth herein;

C. all of the outstanding shares of Petrowest will be held, directly or indirectly, by a trust formed under the laws of Alberta or Ontario (the "**Trust**");

NOW THEREFORE, in consideration of the representations, warranties, covenants and agreements herein and other good and valuable consideration (the receipt and sufficiency of which is hereby acknowledged), the parties hereto covenant and agree as follows:

ARTICLE 1
DEFINITIONS

1.1 Definitions

In this Agreement, unless the context otherwise requires:

(a) **"Adjusted Purchase Price"** means the Base Purchase Price as adjusted by the Adjustment Amount;

(b) **"Adjustment Amount"** means the amount (which may be a negative amount) equal to the sum of:

(i) the difference obtained when the Estimated Working Capital is subtracted from the Audited Working Capital;

(ii) the difference obtained when the Audited Long Term Debt is subtracted from the Estimated Long Term Debt; and

(iii) the difference obtained when the Estimated Shareholder Loans is subtracted from the Audited Shareholder Loans;

(c) **"Affiliate"** of an entity means a person or entity that controls, is controlled by or is under common control with the subject entity. For the purpose of this definition, control means the ability, directly or indirectly, to direct the voting of more than fifty percent (50%) of the voting interests of an entity;

(d) **"Agreement"** means this agreement, including all Schedules to this agreement, as amended or supplemented from time to time, and "hereby", "hereof", "herein", "hereunder", "herewith", "hereto" and similar terms refer to this Agreement and not to any particular provision of this Agreement;

(e) **"Approved Capital Commitments"** means the capital commitments referred to in Schedule 1.1(e) hereto or as approved by Petrowest after the date hereof;

(f) **"Approved Capital Dispositions"** means the capital dispositions referred to in Schedule 1.1(e) hereto or as approved by Petrowest after the date hereof;

(g) **"Audited Working Capital"** means the Working Capital determined in accordance with the audit contemplated by Section 2.5;

(h) **"Audited Long Term Debt"** means the Long Term Debt determined in accordance with the audit contemplated by Section 2.5;

(i) **"Audited Shareholder Loans"** means the Shareholder Loans determined in accordance with the audit contemplated by Section 2.5;

(j) **"Auditors"** means PricewaterhouseCoopers LLP, Chartered Accountants of Calgary, Alberta;

(k) "**Base Purchase Price**" has the meaning ascribed to it in Section 2.2;

(l) "**Books and Records**" means all books and records of the Corporation, including financial, corporate, operation and sales books, records, books of account, sales and purchase records, lists of suppliers and customers, formulae, business reports, plans and projections and all other documents, files, records, correspondence, and other data and information, financial or otherwise, including without limitation, all data and information stored on computer-related media;

(m) "**business day**" means a day, other than a Saturday, Sunday or statutory holiday, when banks are generally open for the transaction of banking business in the City of Calgary;

(n) "**Canadian Tax Act**" means the *Income Tax Act*, R.S.C. 1985, c. 1 (5th Supplement) as amended and the *Income Tax Regulations*;

(o) "**Claim**" means any claim, demand, lawsuit, proceeding, arbitration or governmental investigation;

(p) "**Closing**" means the closing of the transactions contemplated herein;

(q) "**Closing Date**" means that date not earlier than July 7, 2006 and not later than October 31, 2006 of which Petrowest has provided not less than five days notice to the Shareholders;

(r) "**Closing Time**" means 6:30 a.m. (Calgary time) on the Closing Date, or such other time as may be agreed upon by the Parties;

(s) "**Concurrent Acquisitions**" means the acquisitions described in Schedule 1.1(s) hereto;

(t) "**Concurrent Financing**" means the financing consisting of the distribution of not less than 8.5 million and not more than 15 Million Units at a price of $10.00 per Unit, for aggregate gross proceeds of not less than $85 million;

(u) "**Corporation Assets**" means the assets, properties and rights of the Corporation, including the assets listed in Schedule 1.1(u) hereto;

(v) "**Creditor's Rights**" has the meaning ascribed thereto in Section 3.1(d);

(w) "**Effective Time**" means 12:01 a.m. on the Closing Date;

(x) "**Employee Plan**" means any employee benefit plan, program or arrangement sponsored, maintained or contributed to by any of the Shareholders or the Corporation for the benefit of employees of the Corporation, including, without limitation, bonus; pension; savings; profit sharing; deferred compensation;

supplemental retirement income; stock option; stock purchase; and hospital, medical, dental, disability, automobile, life and accident insurance plans;

(y) "**Encumbrance**" includes, without limitation, any mortgage, pledge, assignment, charge, lien, security interest or other third party interest and any agreement, option, right or privilege (whether by law, contract or otherwise) capable of becoming any of the foregoing;

(z) "**Environmental Approvals**" means all permits, certificates, licences, authorizations, consents, instructions, registrations, directions or approvals issued or required by Governmental Authorities pursuant to Environmental Laws with respect to the operation of each company in the Corporation's businesses or related to the Corporation Assets;

(aa) "**Environmental Laws**" means all Laws relating in full or in part to the protection of the Environment, product liability, and employee and public health and safety, and includes, without limitation, those Environmental Laws relating to the storage, generation, use, handling, manufacture, processing, labelling, advertising, sale, display, transportation, treatment, Release and disposal of Hazardous Substances;

(bb) "**Estimated Working Capital**" means the estimated Working Capital as of May 23, 2006 of $200,000;

(cc) "**Estimated Long Term Debt**" means the estimated Long Term Debt as of May 23, 2006 of $0;

(dd) "**Estimated Shareholder Loans**" means the estimated Shareholder Loans as of May 23, 2006 of $0;

(ee) "**Financial Statements**" means the audited financial statements of the Corporation for the three fiscal years ended August 31, 2002, 2003 and 2004 and the unaudited financial statements of the Corporation for the three and six month periods ended February 28, 2005 and 2006;

(ff) "**GAAP**" has the meaning ascribed thereto in section 1.5;

(gg) "**Governmental Authorities**" means any government, regulatory authority, governmental department, agency, commission, board, tribunal, crown corporation, or court or other law, rule or regulation-making entity having or purporting to have jurisdiction on behalf of any nation, or province or state or other subdivision thereof or any municipality, district or other subdivision thereof;

(hh) "**Hazardous Substance**" means any pollutant, contaminant, waste of any nature, hazardous substance, hazardous material, toxic substance, dangerous substance or dangerous good as defined, judicially interpreted or identified in any Environmental Law;

(ii) "**including**" means "including, without limiting the generality of the foregoing";

(jj) "**Laws**" means all applicable laws, by-laws, rules, regulations, orders, ordinances, protocols, codes, guidelines, policies, notices, directions and judgements or other requirements of any Governmental Authority and includes, without limitation all Environmental Laws;.

(kk) "**Leaseback Equipment**" means the equipment described in Schedule 1.1(kk);

(ll) "**Leaseback Real Property**" means the real property described in Schedule 1.1(ll);

(mm) "**Letter of Intent**" means the letter agreement between the Shareholders, Petrowest and the Corporation;

(nn) "**Liabilities**" means all of the liabilities (including, without limitation, whether reduced to judgement, liquidated, unliquidated, fixed, contingent, matured, unmatured, disputed, undisputed, legal, equitable, secured, unsecured, present or future and includes, without limitation, all liabilities determined in accordance with GAAP in Canada) of, against or with respect to the Corporation;

(oo) "**Long Term Debt**", as at any time, shall be as determined in accordance with GAAP applied on a consistent basis (including the current portion thereof) and, for greater certainty, includes obligations under capital leases other than Leaseback Equipment and Leaseback Real Property, and excludes Shareholder Loans and future income taxes payable;

(pp) "**Losses**" means, in respect of a person and in relation to a matter, all losses, costs and damages (including all penalties and fines) which such person suffers, sustains, pays or incurs in connection with such matter and includes Taxes (other than refundable Taxes), reasonable costs of legal counsel (on a full indemnity basis) and other consultants and reasonable costs of investigating and defending Claims arising from such matter, but shall not include loss of profits, economic loss or other consequential damages suffered by such person;

(qq) "**Material Contracts**" means all contracts and other written agreements to which the Corporation is a party or by which it is bound or the Corporation Assets are subject, the performance of which will involve consideration in excess of 1% of the Base Purchase Price per year or 2.5% of the Base Purchase Price in the aggregate;

(rr) "**misrepresentation**" includes any untrue statement of a material fact, any omission to state a material fact that is required to be made and any omission to state a material fact that is necessary to be made in order for a statement not to be misleading;

(ss) "**Obligations**" means all liabilities and obligations, whether under common law, in equity, under Laws, under contract or otherwise, whether tortious,

contractual, statutory or otherwise, whether absolute or contingent and whether based on fault, strict liability or otherwise;

(tt) "**Ordinary Course of Business**" means the ordinary course of business consistent with prior custom and practice (including with respect to quantity and frequency);

(uu) "**Parties**" means the parties to this Agreement and their respective permitted assigns;

(vv) "**Permitted Encumbrances**" means the Encumbrances listed in Schedule 1.1(vv) hereto;

(ww) "**person**" includes an individual, partnership, firm, trust, body corporate, government, governmental body, agency or instrumentality, unincorporated body of persons or association;

(xx) "**Petrowest's Counsel**" means Bennett Jones LLP or such other legal counsel as may be designated by **Petrowest** and satisfactory to the Shareholders, acting reasonably;

(yy) "**Prime Rate**" means the rate of interest, expressed as a rate per annum, announced from time to time by the Canadian Imperial Bank of Commerce as its reference rate used for Canadian dollar commercial loans made in Canada and referred to by it as its "prime rate";

(zz) "**Real Property**" means all lands owned, directly or indirectly, by the Corporation and all plants, buildings, structures, erections, improvements, appurtenances and fixtures situate on or forming part of such lands;

(aaa) "**Real Property Leases**" means leases and subleases of real property;

(bbb) "**Release**" has the meaning prescribed in any Environmental Law and includes, without limitation, any release, spill, leak, pumping, pouring, emission, emptying, discharge, injection, escape, leaching, disposal, dumping, deposit, spraying, burial, abandonment, incineration, seepage, or placement;

(ccc) "**Required Approvals**" means the consents, approvals and authorizations referred to in Schedule 1.1(ccc) hereto;

(ddd) "**Shareholder Loans**" means the loans or bonuses (net of any required withholdings) owing by the Corporation due to Shareholders or employees of the Corporation described in Schedule l.l(ddd) hereto;

(eee) "**Shareholders' Counsel**" means Macleod Dixon LLP or such other legal counsel as may be designated by the Shareholders;

(fff) "**Shares**" means all of the issued and outstanding shares of the Corporation;

(ggg) **"Subsidiary"** means, with respect to a specified body corporate, any body corporate of which more than 50% of the outstanding shares ordinarily entitled to elect a majority of the board of directors thereof (whether or not shares of any other class or classes shall or might be entitled to vote upon the happening of any event or contingency) are at the time owned directly or indirectly by such specified body corporate and shall include any body corporate in like relation to a Subsidiary;

(hhh) **"Tax Records"** means all Tax Returns, books and records and correspondence related to tax matters relevant for the determination of compliance with tax laws and exposure to tax liabilities of whatever nature;

(iii) **"Tax Returns"** includes all returns, reports, declarations, elections, filings, information returns and statements required to be filed in respect of Taxes;

(jjj) **"Tax"** or **"Taxes"** means all taxes, duties, fees, premiums, assessments, levies and other charges of any kind whatsoever imposed by any taxing or other Governmental Authority, together with all interest and penalties in respect thereof;

(kkk) **"Unanimous Shareholders Agreement"** means the agreement, if any, referred to as such in Schedule 3.2(gg) hereto;

(lll) **"Units"** means trust units of the Trust; and

(mmm) **"Working Capital"**, as at any time, means the following amount (which may be a negative amount):

(a) the sum of the amount of the Corporation's current assets (including accounts receivable holdbacks) as at such time; minus

(b) the sum of the amount of the Corporation's current liabilities (including Shareholder Loans and excluding (A) the current portion of Long Term Debt and (B) future income taxes) as at such time, and for greater certainty, current liabilities shall not include leases in respect of Leaseback Equipment and Leaseback Real Property,

determined in accordance with GAAP applied on a consistent basis.

1.2 Certain Rules of Interpretation

In this Agreement and the Schedules:

(a) **Time** - time is of the essence in the performance of the Parties' respective obligations;

(b) **Currency** - unless otherwise specified, all references to money amounts are to Canadian currency;

(c) **Headings** - the descriptive headings of Articles and Sections are inserted solely for convenience of reference and are not intended as complete or accurate descriptions of the content of such Articles or Sections;

(d) **Singular, etc.** - the use of words in the singular or plural, or with a particular gender, shall not limit the scope or exclude the application of any provision of this Agreement to such person or persons or circumstances as the context otherwise permits;

(e) **Consent** - whenever a provision of this Agreement requires an approval or consent by a Party to this Agreement and notification of such approval or consent is not delivered within the applicable time limited, then, unless otherwise specified, the Party whose consent or approval is required shall be conclusively deemed to have withheld its approval or consent;

(f) **Calculation of Time** - unless otherwise specified, time periods within or following which any payment is to be made or act is to be done shall be calculated by excluding the day on which the period commences and including the day on which the period ends and by extending the period to the next business day following if the last day of the period is not a business day; and

(g) **Business Day** - whenever any payment is to be made or action to be taken under this Agreement is required to be made or taken on a day other than a business day, such payment shall be made or action taken on the next business day following such day.

1.3 Knowledge

Any reference to the knowledge of the Parties shall mean to the best of the knowledge, information and belief of such Party after making all reasonable enquiries.

1.4 Statute References

A reference in this Agreement to a statute shall be a reference to the statute and the regulations made pursuant thereto, as amended or superseded from time to time, either before or after the date hereof, unless otherwise stated or the context otherwise requires.

1.5 Accounting Principles

All reference to "GAAP" means to principles recommended, from time to time, in the Handbook of the Canadian Institute of Chartered Accountants and all accounting terms not otherwise defined in this Agreement have the meanings assigned to them in accordance with Canadian generally accepted accounting principles.

1.6 Schedules

The schedules to this Agreement, as listed below, are an integral part of this Agreement:

Schedule	Description
Schedule 1.1(e)	Approved Capital Commitments and Dispositions
Schedule 1.1(s)	Concurrent Acquisitions
Schedule 1.1(u)	Corporation Assets
Schedule 1.1(kk)	Leaseback Equipment
Schedule 1.1(ll)	Leaseback Real Property
Schedule 1.1(vv)	Permitted Encumbrances
Schedule 1.1(ccc)	Required Approvals
Schedule 1.1(ddd)	Shareholder Loans
Schedule 3.1	Shareholders
Schedule 3.2(d)	Conflicting Instruments
Schedule 3.2(h)	Insurance
Schedule 3.2(l)	Share Capital
Schedule 3.2(q)	Recent Transactions
Schedule 3.2(s)	Litigation
Schedule 3.2(y)	Guarantees
Schedule 3.2(z)	Employment Matters
Schedule 3.2(ee)	Assets Not in Working Condition
Schedule 3.2(gg)	Material Contracts
Schedule 3.2(kk)	Environmental Matters
Schedule 3.2(11)	Real Property
Schedule 3.2(mm)	Real Property Leases
Schedule 3.2(nn)	Bank Accounts
Schedule 5.1(e)	Form of Management Agreement

1.7 Conflicts

Where any provision of any Schedule to this Agreement conflicts or is at variance with any provision in the body of this Agreement, the latter shall prevail.

ARTICLE 2
PURCHASE AND SALE

2.1 Purchase and Sale

The Shareholders hereby jointly and severally agree to sell the Shares and the Shareholder Loans to Petrowest at the Effective Time in accordance with and subject to the terms and conditions of this Agreement. Petrowest hereby agrees to purchase the Shares and the Shareholder Loans from the Shareholders at the Effective Time in accordance with and subject to the terms and conditions of this Agreement.

2.2 Base Purchase Price

As consideration for the sale of the Shares and the Shareholder Loans by the Shareholders pursuant hereto, at the Effective Time, Petrowest agrees to deliver and pay to the Shareholders the aggregate amount of $8,702,135 (calculated as $8,502,135 plus the Estimated

Working Capital, plus the Estimated Shareholder Loans and minus the Estimated Long Term Debt) (the "**Base Purchase Price**"), comprised of:

(a) $3,480,855; and

(b) 522,128 Units (at an ascribed value of $10.00 each).

The Shareholders shall provide notice to Petrowest of their allocation of the Base Purchase Price between the Shares and the Shareholder Loans on or prior to Closing, which, with the consent of Petrowest, such consent not to be unreasonably withheld, shall be the agreed upon allocation. The Base Purchase Price shall first be allocated to the Shareholder Loans, in the amount thereof, and thereafter to the Shares.

2.3 Transfer and Delivery of the Shares

At the Closing Time with effect as of the Effective Time, the Shareholders shall transfer and deliver to Petrowest share certificates representing the Shares duly endorsed in blank for transfer, or accompanied by irrevocable security transfer powers of attorney duly executed in blank, in either case by the holders of record, and shall take such steps as shall be necessary to cause the Corporation to enter Petrowest or its nominee(s) upon the books of the Corporation as the holder of the respective Shares and to issue share certificates to Petrowest or its nominee(s) representing the Shares. At the Closing Time, effective as of the Effective Time, the Shareholders shall also make the deliveries specified in Section 6.2.

2.4 Tender

Any payment of money may be made by official bank draft drawn upon a Canadian chartered bank or by negotiable cheque payable in Canadian funds and certified by a Canadian chartered bank or trust company or, with the consent of the party entitled to payment, by wire transfer of immediately available funds to the account specified by that party. Any payment of Units may be made by delivery of certificates representing such Units, registered in the name of the payor or such other name as the payor, not less than two business days prior to the payment due date, gives by written notice to Petrowest.

2.5 Post-Closing Adjustments

(a) Within 90 days following the Closing Date, Petrowest shall cause the Auditors to provide an audit of the Working Capital, Shareholder Loans and Long Term Debt as at the Closing Date and based thereon, Petrowest shall make a good faith calculation of the Adjustment Amount using the amount of Working Capital, Shareholder Loans and Long Term Debt established by the Auditors. Petrowest shall prepare and deliver to the Shareholders a statement setting forth, in reasonable detail, such calculation of the Adjustment Amount and any other amount for which adjustment is provided herein and shall assist the Shareholders in verifying the amounts set forth in such statement (including, without limitation, providing access to the Auditors and any working papers in respect of the calculation of any component of the Adjustment Amount).

(b) The Shareholders may dispute all or any portion of the calculation of the Adjustment Amount by written notice to Petrowest within 30 days of the date of receipt of the statement referred to in Section 2.5(a) setting forth, in reasonable detail, the basis for the dispute. If Petrowest and the Shareholders do not agree on the calculation of the Adjustment Amount within 30 days of any notice of dispute by the Shareholders, the dispute shall be referred to arbitration pursuant to Article 9. If the Adjustment Amount as agreed to by the Petrowest and the Shareholders, or determined by arbitration, as the case may be:

(i) is a positive amount, Petrowest shall pay the overage in cash, together with simple interest thereon at the Prime Rate from the Closing Date until paid, to the Shareholders or as they may direct within 15 days of receipt of confirmation of the amount of Working Capital, Shareholder Loans, Long Term Debt and any other amounts that affect the Adjustment Amount established by the Auditors; or

(ii) is a negative amount, the Shareholders shall pay the shortfall in cash, together with simple interest thereon at the Prime Rate from the Closing Date until paid, to Petrowest within 15 days of receipt of confirmation of the amount of Working Capital, Shareholder Loans, Long Term Debt and any other amounts that affect the Adjustment Amount established by the Auditors,

and Petrowest will cause the Corporation to remit to the appropriate Governmental Authority any amount withheld as Taxes in respect of any Shareholder Loan.

(c) Petrowest and the Shareholders agree that a bonus, consistent with the Corporation's past practice, will be declared by the Corporation payable to Ted Moug effective as at the Effective Time in an amount, in aggregate, equal to the taxable income of the Corporation for the period ended at the Effective Time in excess of the small business deduction under the *Income Tax Act* (Canada) which bonus shall (i) for greater certainty constitute an increase in Shareholder Loans in the calculation of the Adjustment Amount, (ii) be paid, together with interest at the Prime Rate from the Effective Time until paid (less any required withholdings), within 15 days of receipt of confirmation of the amounts referred to in (b)(i) above.

ARTICLE 3
REPRESENTATIONS AND WARRANTIES

3.1 Representation and Warranties of Shareholders

Each of the Shareholders represents and warrants to Petrowest that:

(a) if it is a corporation, it is duly organized, validly existing and in good standing under the laws of the jurisdiction of its incorporation and has the corporate

power to own or lease its property and assets and to carry on its business as now conducted by it;

(b) it has all requisite power and authority to enter into this Agreement and all documents to be delivered pursuant hereto and to perform its obligations hereunder and thereunder;

(c) if it is a corporation, the execution and delivery of this Agreement and all documents to be delivered pursuant hereto, the performance of the terms hereof and thereof and the consummation of the transactions contemplated herein and therein do not and will not result in the breach of or violate any term or provision of the charter, by-laws or governing documents of the Shareholder;

(d) this Agreement has been duly executed and delivered on behalf of the Shareholder and constitutes the legal, valid and binding obligation of the Shareholder, enforceable against the Shareholder in accordance with its terms, subject to the general qualifications that:

(i) enforceability may be limited by bankruptcy, insolvency, moratorium, reorganization or other similar laws of general application affecting creditors' rights generally;

(ii) equitable remedies, including the remedies of specific performance and injunctive relief, are available only in the discretion of the applicable court;

(iii) the equitable or statutory powers of the courts in Canada having jurisdiction to stay proceedings before them and the execution of judgments; and

(iv) rights to indemnity hereunder may be limited under applicable law;

(i), (ii), (iii) and (iv) being, collectively, "**Creditors' Rights**"; and, at the Closing, all documents required hereunder to be executed and delivered by the Shareholder will have been duly authorized, executed and delivered by the Shareholder and will constitute legal, valid and binding obligations of the Shareholder, enforceable in accordance with their terms, subject to Creditors' Rights;

(e) the Shareholder is not required to give any notice to, make any filing with, or obtain any authorization, consent or approval of any Governmental Authority in order to consummate the transactions contemplated by this Agreement and except for notices, filings, authorizations, consents or approvals which (i) if not made or obtained, would not adversely affect the Shareholder's ability to consummate the transactions contemplated by this Agreement on the terms set forth herein, or (ii) which have been previously obtained and are currently in force;

(f) the Shareholder has not incurred any obligation or liability, contingent or otherwise, for brokerage fees, finder's fees, agent's commission or other similar forms of compensation with respect to the transaction contemplated herein which will be or may become the responsibility of the Corporation, Petrowest or the Trust;

(g) all of the Shares set forth opposite the name of the Shareholder in Schedule 3.1 will be owned by the Shareholder as the beneficial owner of record, with good and marketable title, and there are no actions, suits, proceedings or claims pending or, to the best of the knowledge of the Shareholder, threatened with respect to or in any manner challenging the ownership or disposition of such securities or the exercise of any rights which are derived or attached thereto;

(h) except pursuant to this Agreement, as at the Closing Time, no person will have any agreement or option or any right or privilege (whether by law, pre-emptive right, contract or otherwise) capable of becoming an agreement, option, right or privilege for the purchase or other acquisition from the Shareholder of any of the Shares set forth opposite the name of the Shareholder in Schedule 3.1 or any interest therein;

(i) such of the Shareholder Loans as are indicated as being payable to the Shareholder are validly due and payable to the Shareholder without any right of set off or counterclaim;

(j) the Shareholder has not received notice of any Claim and is not aware of any Claim, actual or threatened, which prevents or could reasonably be expected to prevent the consummation of the transactions contemplated by this Agreement; and

(k) the Shareholder is not a non-resident of Canada for the purposes of the Canadian Tax Act.

3.2 Representations and Warranties of Shareholders

Each of the Shareholders jointly and severally represents and warrants to Petrowest that:

Corporation's Status

(a) the Corporation is duly organized, validly existing and in good standing under the laws of the jurisdiction of its incorporation, and has the corporate power to own or lease its property and assets and to carry on its business as now conducted by it;

(b) the Corporation has all requisite power and authority to enter into this Agreement and all documents to be delivered pursuant hereto and to perform its obligations hereunder and thereunder;

(c) this Agreement has been duly executed and delivered on behalf of the Corporation and constitutes a legal, valid and binding obligation of the Corporation, enforceable against the Corporation in accordance with its terms, subject to Creditors' Rights and, at the Closing, all documents required hereunder to be executed and delivered by the Corporation will have been duly authorized, executed and delivered by the Corporation and will constitute legal, valid and binding obligations of the Corporation, enforceable in accordance with their terms, subject to Creditors' Rights,

(d) the execution and delivery of this Agreement and all documents to be delivered pursuant hereto, the performance of the terms hereof and thereof and the consummation of the transactions contemplated herein and therein do not and will not:

(i) result in the breach of or violate any term or provision of the charter, by-laws or governing documents of the Corporation; or

(ii) except as set forth in Schedule 3.2(d) hereto, conflict with, result in a breach of, constitute a default under, or accelerate or permit the acceleration of the performance required by, any material agreement, instrument, licence, permit or authority to which the Corporation is a party or by which it is bound or to which any of its property is subject or result in the creation of any Encumbrance upon any of the Corporation Assets or the Shares or give to others any material interest or right, including any right of purchase, termination, cancellation or acceleration under any such agreement, instrument, license, permit or authority; or

(iii) violate any provision of law or administrative regulation or any judicial or administrative order, award, judgment or decree applicable to the Corporation or the Corporation Assets;

(e) to the best of their knowledge, the Corporation is, in all material respects, in compliance with all Laws;

(f) the Corporation holds all valid licenses, permits and similar rights and privileges, and has made all filings, applications and reports, that are required or necessary under any Laws to operate its business as currently conducted, the failure to hold which, individually or in the aggregate, would have a material adverse effect on the financial condition, results of operations or business of the Corporation and the present uses by the Corporation of its assets do not materially violate the terms of any such licenses, permits, rights or privileges or any such Laws;

(g) the Corporation has not incurred any obligation or liability, contingent or otherwise, for brokerage fees, finder's fees, agent's commission or other similar forms of compensation with respect to the transaction contemplated herein;

(h) all contracts of insurance maintained by the Corporation are listed in Schedule 3.2(h) and are in full force and effect and all premiums due and owing in connection with such policies have been paid; there exists no state or event of default under any insurance policy and there has been no notice or advice of withdrawal of any policy or any notice of conditions for continuation of any coverage that has not been complied with; and the Corporation has given notice or has otherwise presented every material claim known by the Corporation or the Shareholders to be covered by insurance under its insurance policies or contracts in a timely fashion;

(i) the Corporation does not have any Subsidiaries; and the Corporation does not have any agreements of any nature to acquire any Subsidiary, or to acquire or lease any other business operations other than as disclosed in Schedule 1.1(e);

(j) as at the Closing Time, the Corporation will not be a party to any agreements of any nature to acquire any securities of any person or to acquire, capitalize or invest in any business;

(k) at the Closing Time, the minute books, stock certificate books and stock transfer ledgers of the Corporation will be true and correct and the minute books will contain the minutes of all meetings, and all resolutions, of the directors and shareholders of the Corporation;

Capitalization

(l) the authorized capital of the Corporation and the issued and outstanding Shares of the Corporation are as set forth in Schedule 3.2(l) and all of the Shares set forth as issued are duly and validly issued and are fully paid and non-assessable and are registered as set forth in such Schedule;

(m) no person other than the Shareholders has any agreement or option or any right or privilege (whether by law, pre-emptive right, contract or otherwise) capable of becoming an agreement, option, right or privilege, including, without limitation, any convertible security, warrant or convertible obligation of any nature, for the purchase, subscription, allotment or issuance of any of the unissued shares of the Corporation;

(n) there are no restrictions in either the constating documents or the by-laws of the Corporation, nor in any unanimous shareholders' agreement or voting trust agreement or other similar collateral agreement, which would affect the transferability of Shares from the Shareholders to Petrowest and which will not have been waived prior to Closing;

Financial Status

(o) all of the Books and Records whether of a financial or accounting nature or otherwise have been made available to Petrowest and, have been maintained in accordance with prudent business practices;

(p) the Financial Statements have been prepared in accordance with GAAP applicable in Canada applied on a basis consistent with that of prior periods (except as stated therein) and present fairly the financial position of the Corporation as of the date provided therein and the results of operations and the changes in financial position for the periods then ended. As at the date of the Financial Statements, the Corporation did not have any debt or liabilities of any kind whatsoever (whether accrued, contingent, absolute or otherwise) required to be included in such Financial Statements, including, without limitation, any Liabilities and any liabilities for Taxes or pursuant to any capital lease, except for debt or liabilities as set forth in such financial statements;

(q) except as set forth in Schedule 3.2(q) or as contemplated by this Agreement or Approved Capital Commitments, since the date of the last audited financial year of the Corporation or consented to in writing by Petrowest, the Corporation has:

(i) not incurred, assumed or become subject to any Liability, except in the Ordinary Course of Business;

(ii) not granted, suffered or assumed any Encumbrance on or in respect of any of the Corporation Assets, other than Permitted Encumbrances;

(iii) not amended its charter, by-laws or other governing documents;

(iv) not conducted its business other than in all material respects in the Ordinary Course of Business and, without limitation, has not entered into, assumed or become subject to any contract out of the Ordinary Course of Business or any Material Contract;

(v) not amended or terminated any Material Contract;

(vi) not directly or indirectly, declared or paid any dividends, or declared or made any other distribution of its securities, or directly or indirectly, redeemed, purchased or otherwise acquired any of its shares, or agreed to do so, or reduced its stated capital in any manner or purchased, acquired, cancelled or redeemed, or agreed to purchase, acquire, cancel or redeem, any outstanding shares;

(vii) has not forgiven any debt or otherwise triggered or permitted to be triggered any of the provisions of the Canadian Tax Act respecting debt forgiveness including, for greater certainty, Section 79 or Sections 80 to 80.04 of such act, and has not cancelled or released any debts or claims or waived any right pertaining to the Corporation Assets;

(viii) not entered into or amended any employment or consulting agreements, other than in the Ordinary Course of Business;

(ix) not increased the salaries, benefits or other compensation payable to any of its directors, officers or employees, other than in the Ordinary Course of Business;

(x) not made any payment whatsoever to, or entered into any agreement with, any person not dealing at arm's length with the Corporation;

(xi) not entered into or amended any Employee Plan;

(xii) used its reasonable commercial efforts to maintain its business organization and preserve its relationships with suppliers, customers and others having business relations with it;

(xiii) not suffered any material adverse change, financial or otherwise, in business, financial condition, assets, properties, liabilities or operations of the Corporation or any occurrences or circumstances which have resulted or might reasonably be expected to result in a material adverse change thereto;

(xiv) not sold any material amounts of inventory or (other than, after the date hereof and prior to the Closing Date, Approved Capital Dispositions) other assets, nor increased its indebtedness other than in the Ordinary Course of Business;

(xv) maintained the Corporation Assets in a proper and prudent manner in accordance with good Canadian oilfield practices; and

(xvi) not made any change in its accounting principles and practices as theretofore applied including, without limitation, the basis upon which its assets and liabilities are recorded on its books and its earnings, profits and losses are ascertained;

(r) there is no suit, action, litigation, investigation, claim, complaint, grievance or proceeding, including appeals and applications for review, in progress, or, to the knowledge of the Shareholders, pending or threatened against or relating to the Corporation before any Governmental Authority which, if determined adversely to the Corporation, would,

(i) materially and adversely affect the properties, business, future prospects or financial condition of the Corporation,

(ii) enjoin, restrict or prohibit the transfer of all or any part of the Shares as contemplated by this Agreement, or

(iii) prevent the Shareholders or the Corporation from fulfilling all of their obligations set out in this Agreement or arising from this Agreement, and the Shareholders and the Corporation have no knowledge of any existing

ground on which any such action, suit, litigation or proceeding might be commenced with any reasonable likelihood of success;

(s) except as set forth in Schedule 3.2(s), (i) there are no judgments unsatisfied against the Corporation or any judgment, injunction, order, decree, ruling or charge of any Governmental Authority to which the Corporation or any of the Corporation Assets is subject, (ii) there are no Claims in existence to which the Corporation is a party or any of the Corporation Assets may be bound or (to the knowledge of the Shareholders and the Corporation) threatened against the Corporation or any of the Corporation Assets and (iii) to the knowledge of the Shareholders and the Corporation, there is no basis upon which a material Claim could reasonably expected to be made against the Corporation;

(t) other than the fuel tax audit which has been disclosed to Petrowest and other than amendments to filed tax returns relating to pre-Closing transactions disclosed to Petrowest, the Corporation has duly and timely (i) filed with the appropriate Governmental Authority or agency in the manner prescribed by Law all Tax Returns required to be filed by it and such Tax Returns are true, complete and accurate in all material respects; (ii) paid all Taxes (including instalments) due and payable by it and made adequate provision in the Financial Statements and accounts thereof for all Taxes payable for the periods reflected therein for which Tax Returns are not yet required to be filed and will make adequate provision in the books and records of the Corporation (including in the materials provided to the auditors in connection with the determination of the Adjustment Amount) for all Taxes payable in respect of the period then ended on the assumption that the Corporation had a taxation year ending on that date; (iii) withheld and remitted to the appropriate Governmental Authorities all amounts required to be withheld by it in respect of the Tax liability of any other person; and (iv) withheld from any amount paid to or credited by it to or for the account or benefit of any person, including any of its officers and directors and any non-resident person, the amount of all Taxes and other deductions required by any Law to be withheld from any such amount and has duly and timely remitted the same to the appropriate taxing or other governmental authority or agency. Notices of assessment of Canadian federal and provincial income tax liabilities of the Corporation have been issued for all taxation years ending on or prior to date of last completed financial year ended more than six months prior to this Agreement, and the Corporation is current with respect to its filing of returns for goods and services taxes payable pursuant to the *Excise Tax Act* (Canada). There are no claims, actions, suits, audits, proceedings, investigations or other actions pending or, to the knowledge of any of the Shareholders, threatened in respect of Taxes;

(u) all filings made by any of the Shareholders or the Corporation under which the Corporation has received or is entitled to government incentives, have been made in accordance, in all material respects, with all Laws and contain no misrepresentations which could cause any amount previously paid to, or

credited to, or previously accrued on the accounts of the Corporation to be recovered or disallowed;

(v) the Corporation is not a party to any current agreement or other arrangement with any taxation authority and there are no waivers or objections extending the statutory period or providing for an extension of time with respect to the assessment or reassessment or payment of Taxes payable by the Corporation or Tax Returns required to be filed by the Corporation;

(w) the Corporation is not engaged in any discussions or negotiations with any taxation authorities in respect of its Taxes;

(x) except for reserves for income taxes accruing in the current fiscal year, the reserves and accrued liabilities disclosed on or reflected in the Financial Statements and the Books and Records are sufficient in all respects to provide for the liabilities in respect of which they have been established;

(y) (except as set forth in Schedule 3.2(y), each of which will be discharged without liability to the Corporation on or prior to the Closing Date) the Corporation has not guaranteed, endorsed, assumed or indemnified, contingently or otherwise, the obligations or indebtedness of any other person;

Employees

(z) except as set forth in Schedule 3.2(z), the Corporation is not a party to any written employment contract, consulting agreement, collective bargaining agreement or employee association agreement; the Corporation has not conducted and is not now conducting any negotiations with any labour unions or employee associations; the Corporation has complied with all of its obligations in respect of employment insurance programs, Canada Pension Plan payments and Worker's Compensation payments;

(aa) the only employees of the Corporation are listed in Schedule 3.2(z);

(bb) all Employee Plans are listed in Schedule 3.2(z) and:

(i) the Corporation has paid or provided for all liabilities for wages, vacation pay, salaries, bonuses, pensions and all other amounts payable under the Employee Plans;

(ii) each of the Employee Plans complies with and has been administered in substantial compliance with the terms thereof and Laws; and

(iii) have been, or will by Closing be, terminated with no further Liability of the Corporation or Petrowest, provided that Petrowest has provided for a replacement plan the terms of which are satisfactory to the Shareholders acting reasonably;

(cc) no Affiliate, director, officer or employee of the Corporation (past or present) or any person not dealing at "**arm's length**" (within the meaning of the Canadian Tax Act) with any such person is indebted to the Corporation and (other than the Shareholder Loans) the Corporation is not indebted to any such person. All transactions between the Corporation and any person not dealing at arm's length were undertaken for fair market value consideration;

Assets

(dd) the Corporation is the sole beneficial and (where its interests are registrable) the sole registered owner of all of the Corporation Assets, with good and valid title, free and clear of all Encumbrances other than Permitted Encumbrances. In particular, without limiting the generality of the foregoing, there has been no assignment, subletting or granting of any licence (of occupation or otherwise) of or in respect of any of the Corporation Assets or any granting of any agreement or right capable of becoming an agreement or option for the purchase of any of the Corporation Assets;

(ee) the Corporation has no material assets except as set forth in Schedule 1.1(u), the Corporation Assets are in good working order for the prudent pursuit of the Corporation's business except as set forth in Schedule 3.2(ee) and the Corporation owns or leases all the assets necessary for the conduct of its business as now conducted by it;

(ff) the accounts receivable of the Corporation in all material respects are good and collectible at the aggregate recorded amounts, except to the extent of any reserves provided for such accounts in the Books and Records for the Corporation, and are not subject to any defence, counterclaim or set off;

(gg) the Corporation has made available to Petrowest a correct and complete copy of each Material Contract (as amended to date), all of which are listed in Schedule 3.2(gg). The Corporation is not in breach of any such Material Contracts in any material respect nor has any circumstance occurred or does any circumstance exist that with the passage of time, notice or both, constitute such a breach, and, to the knowledge of the Shareholders and the Corporation, no third party to any of such Material Contracts is in breach of any such Material Contracts;

(hh) the Corporation has not received any notice alleging its default under any Material Contract, which default has not been rectified as of the date hereof;

(ii) the Corporation is not a party to or bound or affected by any commitment, agreement or document containing any covenant expressly limiting the freedom of the Corporation to compete in any line of business, transfer or move any of its assets or operations or which materially or adversely affects the business practices, operations or conditions of the Corporation or the continued operation of its business after the Closing Date;

(jj) to the knowledge of the Shareholders and the Corporation, the Corporation has not interfered with, infringed upon, misappropriated or otherwise come into conflict with any patent, copyright, trademark, trade secret or other intellectual property rights of any person or received notice of any Claim of any person that they have done so;

Environmental

(kk) except as disclosed in Schedule 3.2(kk),

(i) to the knowledge of the Shareholders, all Environmental Approvals required to be held by the Corporation have been obtained, are listed in Schedule 3.2(kk), are valid and in full force and effect, have been and are being complied with in all material respects, and there have been and are no proceedings commenced, applications for proceedings made, nor to the knowledge of the Shareholders have there been any proceedings or applications for proceedings threatened to revoke or amend any Environmental Approvals;

(ii) to the knowledge of the Shareholders, any Release by the Corporation of any Hazardous Substance into the Environment complied and complies with all Environmental Laws;

(iii) the Corporation has not entered into an agreement that may require it to pay, reimburse, guarantee, pledge, defer, indemnify or hold harmless any person from or against any liability or cost relating to any Release of Hazardous Substance or environmental condition or arising from any non-compliance with any Environmental Law;

(iv) the Corporation has not been prosecuted for or convicted of any offence under Environmental Laws or found liable in any proceeding to pay any fine or judgment to any person as a result of any Release or threatened Release of any Hazardous Substance into the Environment or the breach of any Environmental Law and there are no proceedings pending or, to the knowledge of the Shareholders and the Corporation, threatened relating to the foregoing and, to the knowledge of the Shareholders and the Corporation, there is no basis for any such proceedings; and

(v) to the knowledge of the Shareholders and the Corporation, there is no above-ground or underground storage tank, urea formaldehyde foam insulation, friable asbestos, polychlorinated biphenyls ("**PCBs**") or radioactive substance in, on or under the property covered by any Real Property Leases;

Real Property

(ll) Schedule 3.2(ll) sets forth a complete list of all of the Real Property and a legal description for such Real Property. The Corporation is the legal and beneficial

owner of the Real Property (as set forth in Schedule 3.2(11)) in fee simple, with good and marketable title thereto, free and clear of all Encumbrances other than Permitted Encumbrances. All accounts for work and services performed or materials placed or furnished upon or in respect of the construction and completion of any of the buildings, improvements or other structures constructed on the Real Property have been fully paid and no one is entitled to claim a lien under the *Builders' Lien Act* (Alberta) or other similar legislation for such work performed by or on behalf of the Corporation. There are no matters affecting the right, title and interest of the Corporation in and to the Real Property (as set forth in Schedule 3.2(11)), which in the aggregate, would materially and adversely affect the ability of the Corporation to carry on its business upon the Real Property (as set forth in Schedule 3.2(11);

(mm) the Corporation is not a party to any Real Property Leases other than those listed in Schedule 3.2(mm). The Corporation is not in breach of any such Real Property Leases in any material respect nor has any circumstance occurred or does any circumstance exist that with the passage of time, notice or both, constitute such a breach, and, to the knowledge of the Shareholders and the Corporation, no third party to any of such Real Property Leases is in breach of any such Real Property Leases;

Miscellaneous

(nn) Schedule 3.2(nn) sets forth a complete list of every financial institution in which the Corporation maintains any depository or other account or safety deposit box and the names of all persons authorized to draw on or who have access to such accounts or safety deposit box; and

(oo) the information provided by or on behalf of the Shareholders or the Corporation with respect to the Corporation constitutes full, plain and true disclosure of all material facts relating to the Corporation, its business, operations and capital, there are no misrepresentations in any written information provided by or on behalf of the Shareholders or the Corporation to Petrowest and none of the Shareholders or the Corporation has knowingly withheld from Petrowest any information, documents or agreements relevant to the Corporation Assets or the Corporation which might reasonably be expected to be material to a purchaser of the Shares or Corporation Assets.

3.3 Representations and Warranties of Petrowest and the Trust

Each of Petrowest and the Trust jointly and severally represents and warrants to each of the Shareholders that:

(a) Petrowest is duly organized and validly existing and in good standing under the law of the jurisdiction of its incorporation and has the corporate power to own or lease its property and assets and to carry on its business as now conducted by it and is duly licensed or qualified to carry on business in each jurisdiction as the nature of its business requires and, at the Closing Date, will have such power

and be so licensed or qualified as is required by its business as proposed to be conducted;

(b) at Closing, the Trust will be duly organized and validly existing and in good standing under the law of the jurisdiction of its formation and have the power to own or lease its property and assets and to carry on its business as proposed to be conducted by it and will be duly licensed or qualified to carry on business in each jurisdiction as the nature of its business requires;

(c) Petrowest has all requisite power and authority to enter into this Agreement and all documents to be delivered pursuant hereto and to perform its obligations hereunder and thereunder;

(d) at Closing, the Trust will have all requisite power and authority to enter into this Agreement and all documents to be delivered pursuant hereto and to perform its obligations hereunder and thereunder;

(e) the execution and delivery of this Agreement and all documents to be delivered pursuant hereto, the performance of the terms hereof and thereof and the consummation of the transactions contemplated herein and therein do not and will not:

   (i) result in the breach of or violate any term or provision of the charter, by-laws or governing documents of Petrowest or the declaration of trust of the Trust; or

   (ii) conflict with, result in a breach of, constitute a default under, or accelerate or permit the acceleration of the performance required by, any material agreement, instrument, licence, permit or authority to which Petrowest or the Trust is a party or by which it is bound or to which any of its property is subject or result in the creation of any Encumbrance upon any of the assets of Petrowest or the Trust or give to others any material interest or right, including any right of purchase, termination, cancellation or acceleration under any such agreement, instrument, license, permit or authority; or

   (iii) violate any provision of law or administrative regulation or any judicial or administrative order, award, judgment or decree applicable to Petrowest or the Trust;

(f) each of the Trust and Petrowest is, in all material respects, in compliance with all Laws;

(g) this Agreement has been duly executed and delivered by Petrowest and constitutes a legal, valid and binding obligation of Petrowest enforceable in accordance with its terms and all documents to be delivered by Petrowest or the Trust, as the case may be, pursuant hereto will be duly executed and delivered by Petrowest and will constitute legal, valid and binding obligations of

Petrowest and the Trust, respectively, enforceable in accordance with their respective terms;

(h) neither Petrowest nor the Trust have or will have carried on any active business other than the organization of, and preparation for the consummation of, the Concurrent Acquisitions, the Concurrent Financing and related matters;

(i) the authorized capital of Petrowest is comprised of an unlimited number of common shares and, as of the Closing Date, all of the issued and outstanding common shares will be held by the Trust;

(j) at Closing, the authorized capital of the Trust will be comprised of an unlimited number of Units of which, prior to the Closing, the closing of the Concurrent Acquisitions and the closing of the Concurrent Financing, not more than 1,500,000 Units (including subordinated units) will be issued and outstanding, each fully paid and non-assessable and, after the closing of the Concurrent Acquisitions and the closing of the Concurrent Financing, not more than 1,500,000 Units (including subordinated units) will be issued and outstanding, each fully paid and non-assessable;

(k) the Trust will, on the Closing Date, be a mutual fund trust under the Canadian Tax Act;

(l) each of the agreements relating to the Concurrent Acquisitions is substantially the same as this Agreement (other than price);

(m) the Units to be issued pursuant to Section 2.2 will be duly and validly issued and delivered as fully paid and non-assessable trust units of the Trust and, other than the escrow contemplated by section 5.2(d), will not be subject to any escrow or restriction on trading;

(n) at Closing, the prospectus filed in connection with the Concurrent Financing will contain full, true and plain disclosure of all material facts relating to the Trust and Petrowest, their prospective businesses, operations and capital (excluding the business, operations and capital of the Corporation);

(o) other than the fee payable to Westwind Partners Inc., Petrowest has not incurred any obligation or liability, contingent or otherwise, for brokerage fees, finder's fees, agent's commission or other similar forms of compensation with respect to the transactions contemplated herein;

(p) there is no suit, action, litigation, investigation, claim, complaint, grievance or proceeding, including appeals and applications for review, in progress, or, to the knowledge of Petrowest, pending or threatened against or relating to Petrowest or the Trust before any court, Governmental Authority, commission, board, bureau, agency or arbitration panel which, if determined adversely to Petrowest, would,

(i) materially and adversely affect the properties, business, future prospects or financial condition of Petrowest or the Trust,

(ii) enjoin, restrict or prohibit the transfer of all or any part of the Shares or the issue of Units as contemplated by this Agreement; or

(iii) prevent Petrowest from fulfilling all of its obligations set out in this Agreement or arising from this Agreement, and Petrowest has no knowledge of any existing ground on which any such action, suit, litigation or proceeding might be commenced with any reasonable likelihood of success. There is not presently outstanding against Petrowest any judgement, decree, injunction, rule or order of Governmental Authority; and

(q) Petrowest is not a "non Canadian" within the meaning of the *Investment Canada Act.*

3.4 Non-Waiver

No investigations made by or on behalf of Petrowest or the Shareholders at any time shall have the effect of waiving, diminishing the scope or otherwise affecting any representation or warranty made by the Shareholders or Petrowest, as the case may be, in or pursuant to this Agreement. No waiver of any condition or other provisions, in whole or in part, shall constitute as a waiver of any other condition or provision (whether or not similar) nor shall such waiver constitute a continuing waiver unless otherwise expressly provided.

3.5 Nature and Survival

All representations, warranties and covenants contained in this Agreement on the part of each of the Parties shall survive the Closing, the execution and delivery under this Agreement of any share or security transfer instruments or other documents of title to any of the Shares and the payment of the consideration for the Shares.

ARTICLE 4
COVENANTS

4.1 Covenants of the Shareholders and the Corporation

(a) From the date hereof to and until the Closing Date, the Shareholders and the Corporation shall permit Petrowest, Petrowest's Counsel and Petrowest's authorized representatives to have full access to all files, premises, properties, personnel, books, records (including Tax Records), auditors, contracts and documents of or pertaining to the Corporation and any predecessor corporations or entities prior to Closing for purposes of performing due diligence with respect to the Corporation and its assets and affairs. The provisions of the Confidentiality and Non-disclosure Agreement shall continue to be applicable to

any information made available by such parties pursuant to the provisions of this Agreement.

(b) Each of the Shareholders and the Corporation who is a party to or bound by the Unanimous Shareholders Agreement hereby agrees and consents to the termination of such agreement immediately prior to the Closing Time and, subject to Closing occurring, hereby irrevocably waives and releases each of the others from and in respect of any and all obligations thereunder, whether due on, prior to or after the date hereof.

(c) Upon any restructuring or reorganization of the Corporation resulting in any person, other than the Shareholders, acquiring any of the Shares, the Shareholders shall cause such person to execute a counterpart signature page to this Agreement.

4.2 Efforts to Satisfy Conditions

Each Party shall use all reasonable commercial efforts and shall proceed diligently, honestly and in good faith to cause the conditions set forth in Section 5.1, Section 5.2 and Section 5.3 which are within its reasonable control to be satisfied. Each Party shall provide such information and cooperation to the other Party as it may reasonably request in connection with the satisfaction of such conditions.

4.3 Tax Returns

(a) The Shareholders shall cause the Corporation to prepare and file in a timely manner (at its cost and in consultation with the Shareholders) all Tax Returns required to be filed by the Corporation for any period that ends on or before the Closing Date and for which Tax Returns have not been filed as of the Closing Date. Petrowest shall obtain the consent of Shareholders to any Tax Returns filed in respect of any period ending on or prior to the Closing Date, which consent shall be deemed received unless the Shareholders advises otherwise within 10 business days following receipt of the return and request for consent. The Shareholders and Petrowest shall co-operate fully with each other and none of the Parties will unreasonably withhold its consent to a request made by any other Party with respect to such Tax Returns. Such Tax Returns will be prepared in accordance with reasonable business practices and the Corporation's past practices. The Parties agree that an election shall be made by the Corporation in its Tax Return filed for its taxation year ending immediately before the acquisition of control by Petrowest not to have subsection 256(9) of the Canadian Tax Act apply, with the result that the taxation year of the Corporation shall end immediately before the Closing Time.

(b) No Tax Returns shall be filed by any of the Shareholders between the date hereof and the Closing Date except with the prior written consent of Petrowest, which consent shall not be unreasonably withheld.

4.4 Covenant of Petrowest

Upon the organization and formation of the Trust, Petrowest shall cause the Trust to execute an agreement, in a form acceptable to the Shareholders acting reasonably, whereby the Trust agrees to be bound by its representations, warranties, covenants and indemnities hereunder.

ARTICLE 5
CONDITIONS TO CLOSING

5.1 Mutual Conditions

The obligations of Petrowest, the Shareholders and the Corporation pursuant hereto are subject to the following conditions being satisfied in all respects at or prior to the Closing Time, or such earlier time as is specified below:

(a) there shall not be any suit, action or other proceeding that shall, at Closing, be pending against any of the Parties before any Governmental Authority and no law, regulation or policy shall have been proposed, enacted or applied: (i) making illegal or seeking to restrain, prohibit or obtain damages or other relief in connection with the consummation of the transactions contemplated by this Agreement; (ii) prohibiting or materially limiting the ownership or operation by Petrowest of a material portion of the business or assets thereof or requiring Petrowest to dispose of or hold separately any such portion of any Shares or Corporation Assets, as applicable; or (iii) making the consummation of the transactions contemplated by this Agreement materially more costly to Petrowest or materially reducing the value of the Shares;

(b) all Required Approvals shall have been obtained on terms acceptable to the Shareholders and Petrowest, acting reasonably, at or prior to the Closing Time;

(c) the commercial terms of the Trust are satisfactory to the Shareholders and Petrowest, in each case, acting reasonably, including:

   (i) the Concurrent Financing shall have closed or be closing at the Closing Time; and

   (ii) such of the Concurrent Acquisitions as have an aggregate Base Purchase Price not less than $100 million shall have closed or be closing at the Closing Time; and

(d) Petrowest and each of the persons listed in Schedule 5.1(e) hereto shall have executed and delivered a management agreement in the form set forth in such Schedule.

5.2 Conditions for the Benefit of Petrowest

The obligations of Petrowest to buy the Shares and Shareholder Loans from the Shareholders pursuant hereto are subject to the following conditions (which are for the exclusive benefit of Petrowest) being satisfied in all respects at or prior to the Closing Time, or such earlier time as is specified below:

(a) the representations and warranties of the Shareholders in this Agreement shall be true and correct in all material respects at the Closing Time with the same force and effect as if made at and as of such time;

(b) the Shareholders and the Corporation shall have performed or complied in all material respects with all of the terms, covenants and conditions of this Agreement to be performed or complied with by the Shareholders and the Corporation at or prior to the Closing Time pursuant hereto;

(c) on or before May 23, 2006, Petrowest shall have completed its due diligence review and, in its sole discretion, been satisfied with the results of such review;

(d) at Closing, the Shareholders shall have delivered all items which they are required to deliver pursuant to Section 6.2 and shall have duly executed and delivered an agreement to escrow the Units to be issued pursuant to Section 2.2 for release as to one quarter thereof on the Closing Date and on each of the 6 month, 12 month and 18 month anniversaries of the Closing Date in form and substance satisfactory to Petrowest, acting reasonably;

(e) the Shareholders shall have delivered opinions of the Shareholders' Counsel as to the matters in Section 3.1(a), (b), (c) and (d) and Section 3.2(a), (b), (c) and (d)(i), in form and substance satisfactory to Petrowest, acting reasonably;

(f) each of the Shareholders shall have delivered, on the Closing Date, a certificate of such Shareholder dated the Closing Date, addressed to Petrowest and signed by the Shareholder or, in the case of a Shareholder that is a corporation, signed on the Shareholder's behalf by its President or such other officer or director satisfactory to Petrowest, acting reasonably, certifying that to the knowledge of the Shareholders the representations and warranties of the Shareholder set forth in this Agreement are true and correct at the Closing Time, as if made at such time and the Shareholder has not breached, or failed to comply with, in any material respect, any of its covenants or other obligations under this Agreement; and

(g) Petrowest shall have obtained all applicable governmental, regulatory and contractual approvals to complete the transactions contemplated by this Agreement.

5.3 Conditions for the Benefit of the Shareholders

The Shareholders' obligations to Petrowest pursuant hereto are subject to the following conditions (which are for the exclusive benefit of the Shareholders) being satisfied in all respects at or prior to the Closing Time or such earlier time as is specified below:

(a) the representations and warranties of Petrowest in this Agreement shall be true and correct in all material respects at the Closing Time with the same force and effect as if made at and as of such time;

(b) Petrowest shall have performed or complied in all material respects with all of the terms, covenants and conditions of this Agreement to be performed or complied with by Petrowest at or prior to the Closing Time pursuant hereto;

(c) at Closing, Petrowest shall have delivered all items they are required to deliver pursuant to Section 6.3;

(d) Petrowest shall have delivered, on the Closing Date, a certificate of Petrowest dated the Closing Date, addressed to the Shareholders and signed on Petrowest's behalf by its President or such other officer or director satisfactory to the Shareholders, acting reasonably, certifying that the representations and warranties of Petrowest set forth in this Agreement are true and correct at the Closing Time, as if made at such time and Petrowest has not breached, or failed to comply with, in any material respect, any of its covenants or other obligations under this Agreement; and

(e) Petrowest shall have delivered an opinion of Petrowest's Counsel as to the matters set forth in Section 3.3(a), (b), (c), (d), (e)(i), (e)(iii), (g), (i), (j), (k) and (m) in form and substance satisfactory to the Shareholders, acting reasonably.

ARTICLE 6
CLOSING

6.1 Closing

The Closing shall take place at the Closing Time at the offices of Petrowest' Counsel located at 4500, 855 – 2nd Street S.W., Calgary, Alberta T2P 4K7, or at such other place as may be agreed upon by the Shareholders and Petrowest.

6.2 Deliveries by the Shareholders at Closing

At Closing, the Shareholders shall deliver to Petrowest:

(a) an updated version of Schedule 3.1 indicating the beneficial owners of record of all of the Shares;

(b) an updated version of Schedule 3.2 indicating the authorized capital of the Corporation and the issued and outstanding shares of the Corporation;

(c) the certificates representing the Shares duly endorsed for transfer by the Shareholders and new share certificates issued in the name of Petrowest in respect of the Shares;

(d) certificates of the appropriate government officials, dated the Closing Date, evidencing the existence and good standing of each of the Shareholders, if a corporation and the Corporation in the jurisdiction of its organization;

(e) the minute books, corporate seals and all corporate records of the Corporation;

(f) resignations and releases of all directors and officers of the Corporation and reciprocal releases of such directors and officers by the Corporation, each in form and substance satisfactory to Petrowest;

(g) certified copies of directors' resolutions of the Corporation confirming approval of the transfer of the Shares to Petrowest in accordance with the terms and conditions of this Agreement; and

(h) such other documents and instruments as Petrowest's Counsel may reasonably require.

6.3 Deliveries by Petrowest at Closing

At Closing, Petrowest shall pay the Base Purchase Price to the Shareholders, including delivering certificates to the Shareholders representing the Units issuable to the Shareholders pursuant to Section 2.2(b).

6.4 Closing Escrow

The items tabled at Closing pursuant to Section 6.2 and Section 6.3 shall be held in escrow until all of such items have been tabled and then shall remain in escrow until the Effective Time. At the Effective Time, provided all conditions in Article 5 have been satisfied or waived, such escrow shall be terminated and the items described in Section 6.2 shall be delivered to Petrowest and the items described in Section 6.3 shall be delivered to the Shareholders and the Closing shall have occurred. If such escrow is not released on or before 4:00 p.m. (Calgary Time) on October 31, 2006 and the Parties do not agree to an extension of the escrow, the Closing shall be deemed not to have occurred and the documents and certificates tabled by a Party pursuant to this Article 6 shall be returned to that Party.

ARTICLE 7
INDEMNITIES

7.1 Shareholders Indemnity

After Closing but subject to Section 7.4, each of the Shareholders jointly and severally agrees to indemnify and save harmless each of Petrowest, the Trust and their Affiliates from and against all Losses and Obligations which they suffer, sustain, pay or incur, directly or indirectly:

(i) as a consequence of or in connection with a breach of a representation or warranty made by any of the Shareholders or the Corporation in this Agreement or a breach by any of the Shareholders or the Corporation of any of the covenants made by any thereof in this Agreement; or

(ii) as a consequence of or in connection with any environmental matter relating to the Corporation or the Corporations Assets prior to the Closing Time;

except any such Losses and Obligations as have been caused by or result from the gross negligence or wilful misconduct of any such indemnified person. The Parties agree that for the purposes of Section 7.1(i), in the case of any breach of representation or warranty of any of the Shareholders, the measure of Losses and Obligations in respect thereof will be, dollar for dollar, the difference in what would have been the position (financial and otherwise) of the Corporation had such representation been true or the warranty not breached and the actual position (financial and otherwise) of the Corporation (given such misrepresentation or breach of warranty).

7.2 Petrowest Indemnity

After Closing, Petrowest and the Trust agree to indemnify and save harmless each of the Shareholders and their Affiliates from and against all Losses and Obligations which they suffer, sustain, pay or incur, directly or indirectly, as a consequence of or in connection with:

(i) a breach of a representation or warranty made by Petrowest or the Trust in this Agreement or a breach by Petrowest or the Trust of a covenant made by it in this Agreement; or

(ii) subject to the Shareholders' obligations in respect of the indemnity contained in Section 7.1, any matter or circumstance relating to Corporation Assets or the operation thereof which occurs after the Closing Time or which relates to the Corporation and occurs after the Closing Time;

except any such Losses and Obligations as have been caused by or result from the gross negligence or wilful misconduct of any such indemnified person.

7.3 Tax Indemnity

(a) After Closing, the Shareholders shall be jointly and severally liable to and agree to indemnify and save harmless the Corporation (which in this Section 7.3 includes the Corporation's successors and assigns) in respect of all Losses and Obligations which the Corporation may suffer, sustain, pay or incur as a consequence of or in connection with any breach of any of the representations and warranties in Section 3.2(t) to (x) inclusive.

(b) Any person entitled to indemnification as herein set forth (the "**Indemnified Parties**") shall give prompt written notice to the Shareholders whenever it

becomes aware that a Claim has been or may be made for which the Shareholders may be liable pursuant to this Section 7.3 (the "**Tax Indemnity**"). Unless the Shareholders notify the Indemnified Parties that it elects not to have carriage and control of a Claim the Shareholders shall, at their own expense and employing counsel of their own choice, have full carriage and control of the contestation of any such Claim, provided that if the Claim does not relate solely to matters to which the Tax Indemnity may apply, the Indemnified Parties shall, at its own expense and employing counsel of its own choice, have full carriage and control of the contestation of the portion of the Claims relating to matters to which the Tax Indemnity does not relate; and further provided that where the Shareholders have carriage and control of a Claim neither the Indemnified Parties nor the Corporation will agree to any compromise or settlement of such Claim to which the Tax Indemnity may apply without the consent of the Shareholders which will not be unreasonably withheld. Notwithstanding the foregoing, the Shareholders' right to have carriage and control of the contestation of any such Claim shall only apply and continue to apply after payment of the amount of such Claim or the provision of such security as is necessary to avoid a lien being placed on the property of the Corporation in respect of such Claim. Where the Shareholders have carriage and control of a Claim, if the Indemnified Parties does not consent to a settlement of a Claim to which the Tax Indemnity may apply following a request from the Shareholders to do so, the obligation of the Shareholders to indemnify the Indemnified Parties for the Claim shall be limited to the amount that the Shareholders would have been required to pay pursuant hereto in respect of the Claim if the settlement had been accepted and the Shareholders shall forthwith transfer carriage of the contestation of the Claim to the Indemnified Parties or its nominee. The Indemnified Parties, the Corporation and the Shareholders shall cooperate with each other and allow each other reasonable access to documents and records in any defence of any such Claims and shall keep each other reasonably informed of the conduct thereof. If the Shareholders elect not to have carriage and control of the contestation of the Claim, the Indemnified Parties and the Corporation shall be under no obligation to contest, settle or compromise the Claim and such failure to contest, settle or compromise the Claim shall not prejudice its rights pursuant to this Indemnity.

(c) The Parties undertake to inform each other of any audit inquiries with respect to issues to which the Tax Indemnity may apply and to cooperate with each other in making any representations prior to any assessment to which those indemnities may apply.

(d) The amounts payable in respect of the Tax Indemnity shall constitute and be treated by the parties as an adjustment to the Base Purchase Price.

7.4 Limitations on Indemnities

(a) No Claim for performance of an indemnity or in respect of a breach of any covenant, representation or warranty made in this Agreement (other than

pursuant to Section 7.3) shall be made or be enforceable, whether by legal proceedings or otherwise, unless written notice of such Claim is given by the party seeking redress to the party or parties from whom redress is sought on or before: (i) in respect of a breach of Section 3.2(kk), the expiry of the statutory period in which a Claim, assessment or reassessment may be brought or effected against the Corporation in respect thereof; (ii) in respect of a breach of any of Section 3.2(t) to (x), the expiry of ninety days after the relevant Governmental Authorities shall no longer be entitled to assess liability for tax against the Corporation for any particular taxation year ended on or prior to the Closing Date, having regard without limitation, to any waivers given by the Shareholders of the Corporation in respect of any taxation year; and (iii) otherwise, the expiry of eighteen months from the Closing Date;

(b) The maximum cumulative liability of the Shareholders in respect of indemnities and breaches of the representations, warranties and covenants made by the Shareholders in this Agreement (other than pursuant to Section 7.3) shall not exceed the Adjusted Purchase Price;

(c) Except as otherwise set out herein, the parties' sole remedy for a misrepresentation or breach of a warranty or other agreement contained in this Agreement is limited to the indemnities contained in Article 7 and is limited by the provisions of this Section 7.4;

(d) Notwithstanding anything to the contrary set forth in this Agreement, the Shareholder shall have no liability to Petrowest for any specific matter or claim for which Petrowest has received an adjustment to the Purchase Price to the extent of such adjustment;

(e) Petrowest shall not be entitled to make a Claim against the Shareholders for indemnity pursuant to this Agreement unless and until the aggregate amount of all Losses and Obligations with respect to all Claims asserted by Petrowest under this Agreement (other than pursuant to Section 7.3) exceeds 1% of the Base Purchase Price. Once such minimum threshold in Losses and Obligations has been sustained by Petrowest, the entirety of all Losses and Obligations sustained by Petrowest shall be compensable under this Section 7.4, subject to the other provisions of this Section. Claims pursuant to Section 7.3 shall not be included in claims for the purposes of this Section 7.4(e);

(f) Petrowest' Losses hereunder shall be deemed reduced by the amount of any insurance proceeds and any tax benefits received by Petrowest with respect to such Losses; and

(g) Petrowest shall not be entitled to indemnity under both Section 7.3 and Section 7.1 for the same Loss.

7.5 Indemnification Procedure

(a) For purposes of this Section 7.5, the term "**Indemnifying Party**" when used in connection with a Claim shall mean the Person having an obligation to indemnify the other Party with respect to such Claim pursuant to this Agreement (other than under Section 7.3), and the term "**Indemnified Party**" when used in connection with a particular Claim shall mean the Person having the right to be indemnified with respect to such Claim by the other Party pursuant to this Agreement (other than under Section 7.3)

(b) To make claim for indemnification, an Indemnified Party shall notify the Indemnifying Party of its claim under this Section 7.5, including the specific details of and specific basis under this Agreement for its claim (the "**Claim Notice**"). In the event that the claim for indemnification is based upon a claim by a third party against the Indemnified Party (a "**Third Party Claim**"), the Indemnified Party shall provide its Claim Notice promptly after the Indemnified Party has actual knowledge of the Third Party Claim and shall enclose a copy of all papers (if any) served with respect to the Third Party Claim; provided that the failure of any Indemnified Party to give notice of a Third Party Claim as provided in this Section 7.5 shall not relieve the Indemnifying Party of its obligations under this Agreement except to the extent such failure results in insufficient time being available to permit the Indemnifying Party to effectively defend against the Third Party Claim or otherwise materially prejudices the Indemnifying Party's ability to defend against the Third Party Claim. In the event that the claim for indemnification is based upon an inaccuracy or breach of a representation, warranty, covenant or agreement, the Claim Notice shall specify the representation, warranty, covenant or agreement which was inaccurate or breached.

(c) In the case of a claim for indemnification based upon a Third Party Claim, the Indemnifying Party shall have 30 days from its receipt of the Claim Notice to notify the Indemnified Party whether it admits or denies its liability to defend the Indemnified Party against such Third Party Claim at the sole cost and expense of the Indemnifying Party. The Indemnified Party is authorized, prior to and during such 30-day period, to file any motion, answer or other pleading that it shall deem necessary or appropriate to protect its interests or those of the Indemnifying Party and that is not prejudicial to the Indemnifying Party.

(d) If the Indemnifying Party admits its liability, it shall have the right and obligation to diligently defend, at its sole cost and expense, the Third Party Claim. The Indemnifying Party shall have full control of such defense and proceedings, including any compromise or settlement thereof. If requested by the Indemnifying Party, the Indemnified Party agrees to cooperate, at the cost and expense of the Indemnifying Party, in contesting any Third Party Claim which the Indemnifying Party elects to contest. The Indemnified Party may participate in, but not control, any defense or settlement of any Third Party Claim controlled by the Indemnifying Party pursuant to this Section 7.5(d). An

Indemnifying Party shall not, without the written consent of the Indemnified Party, (i) settle any Third Party Claim or consent to the entry of any judgment with respect thereto which does not include an unconditional written release of the Indemnified Party from all liability in respect of such Third Party Claim or (ii) settle any Third Party Claim or consent to the entry of any judgment with respect thereto in any manner that may materially and adversely affect the Indemnified Party (other than as a result of money damages covered by the indemnity).

(e) If the Indemnifying Party does not admit its liability or admits its liability but fails to diligently prosecute or settle the Third Party Claim, then the Indemnified Party shall have the right to defend against the Third Party Claim at the sole cost and expense of the Indemnifying Party, with counsel of the Indemnified Party's choosing, subject to the right of the Indemnifying Party to admit its liability and assume the defense of the Third Party Claim at any time prior to settlement or final determination thereof. If the Indemnifying Party has not yet admitted its liability for a Third Party Claim, the Indemnified Party shall send written notice to the Indemnifying Party of any proposed settlement and the Indemnifying Party shall have the option for 10 days following receipt of such notice to (i) admit in writing its liability for the Third Party Claim and (ii) if liability is so admitted, reject, in its reasonable judgment, the proposed settlement.

(f) In the case of a claim for indemnification not based upon a Third Party Claim, the Indemnifying Party shall have 30 days from its receipt of the Claim Notice to (i) cure the Losses and Obligations complained of; (ii) admit its liability for such Losses or (iii) dispute the claim for such Losses and Obligations. If the Indemnifying Party does not notify the Indemnified Party within such 30-day period that it has cured the Losses and Obligations or that it disputes the claim for such Losses and Obligations, the amount of such Losses and Obligations shall conclusively be deemed a liability of the Indemnifying Party hereunder.

7.6 Materiality

For the purposes of calculating Losses and Obligations in conjunction with any breach of a representation, warranty or covenant pursuant to Sections 7.1, 7.2 or 7.3, any standard or threshold of materiality relating to such breached representation, warranty or covenant shall be ignored.

ARTICLE 8
TERMINATION

8.1 Termination

If this Agreement is terminated prior to the Closing occurring pursuant to Section 5.1, Section 5.2 or Section 5.3, the Parties shall be released from all obligations under this Agreement except the Confidentiality and Non-disclosure Agreement shall remain in full force and effect in accordance with its terms, and each Party shall remain liable for breaches by it of this

Agreement occurring prior to such termination. Subject to the foregoing provisions of this Section, following such termination, each Party shall be responsible for the costs and expenses incurred by it in connection with this Agreement and the transactions contemplated hereby.

8.2 Survival

Subject to the limitations and provisions set forth in this Agreement, notwithstanding the occurrence of Closing and the items delivered at Closing pursuant hereto, the representations, warranties, covenants and indemnities contained in this Agreement shall survive the Closing and the delivery of the items delivered at Closing pursuant hereto for the benefit of the Parties in accordance with terms hereof. Notwithstanding any other provision of this Agreement, no limitation in respect of the survival of any provision of this Agreement or the period in respect of which any Claims or other recourse may be made shall apply insofar as the breach of the provision or the matter in respect of which recourse is sought involves fraud on the part of the Party or Parties against whom the provision is sought to be enforced or from whom such recourse is sought. If any document executed at or after Closing, pursuant hereto is inconsistent with the provisions of this Agreement, the provisions of this Agreement shall prevail unless the Parties expressly and explicitly agree to the contrary.

ARTICLE 9
ARBITRATION

9.1 Procedure

Any controversy submitted to arbitration pursuant to this Agreement shall be subject to the following principles:

(a) Upon written demand of a Party, representatives of the Parties shall meet and attempt to appoint a single arbitrator. If such representatives are unable to agree on a single arbitrator within five (5) days of such demand, then upon written demand by any Party, any Shareholder and Petrowest shall, within ten (10) days of such demand, each name an arbitrator and the two arbitrators so named shall promptly thereafter choose a third. If a Party shall fail to name an arbitrator within ten (10) days from such demand, then the arbitrator for that Party shall be appointed by any Justice of the Court of Queen's Bench of Alberta upon application by the other Party. If the two arbitrators shall fail within ten (10) days from their appointment to agree upon and appoint the third arbitrator, then such third arbitrator shall be appointed by any Justice of the Court of Queen's Bench of Alberta upon request of either Party.

(b) The arbitrator or arbitrators selected to act hereunder shall be qualified by education, experience and training to pass upon the particular question in dispute.

(c) The arbitrator or arbitrators chosen as aforesaid shall proceed immediately to hear and determine the question or questions in dispute. The decision of the single arbitrator shall be made within forty-five (45) days after his or her

appointment, subject to any reasonable delay due to unforeseen circumstances. Where there are three arbitrators, the decision of the arbitrators, or a majority of them, shall be made within forty-five (45) days after the appointment of the third arbitrator, subject to any reasonable delay due to unforeseen circumstances. In the event the single arbitrator or the arbitrators, or a majority of them, fail to make a decision within the period herein prescribed, then either Party may elect to have a new single arbitrator or arbitrators chosen in the manner herein prescribed, as if none had previously been selected.

(d) The decision of the single arbitrator or the decision of the arbitrators, or a majority of them, shall be drawn up in writing and signed by the single arbitrator or by the arbitrators, or a majority of them, and shall be final and binding upon the parties hereto.

(e) The liability between the Parties hereto for the payment of the compensation and expenses of the single arbitrator or the arbitrators shall be determined by the arbitrator or arbitrators, as the case may be.

(f) Arbitration pursuant hereto shall be governed in all respects not addressed herein by the provisions of the *Arbitration Act* (Alberta) and regulations thereunder.

ARTICLE 10
NOTICES

10.1 Notices

Any notice, consent, waiver, direction or other communication required or permitted to be given under this Agreement by a party to any other party shall be in writing and shall be delivered by hand delivery, facsimile transmission or (provided that the mailing party does not know and should not reasonably have known of any disruption or anticipated disruption of postal service which might affect delivery of the mail) by registered mail (postage prepaid), addressed to the party to whom the notice is to be given, at its address for service herein. Any notice, consent, waiver, direction or other communication aforesaid shall, if hand delivered or delivered by facsimile transmission, be deemed to have been given and received on the date on which it was hand delivered or delivered by facsimile transmission to the address provided herein (if a business day and, if not, the next succeeding business day) and if sent by registered mail be deemed to have been given and received on the third business day at the point of delivery following the date on which it was so sent.

10.2 Address for Service

The address for service of each of the parties hereto shall be as follows:

if to Petrowest or the Trust:

Petrowest Services Ltd.
Suite 204, 10605 Westside Drive
Grande Prairie, AB
T8V 8E6

Attention:
Facsimile: (780) 830-0882

with a copy to:

Bennett Jones LLP
4500, 855 - 2nd Street S.W.
Calgary, AB T2P 4K7

Attention: Brad D. Markel
Facsimile: (403) 265-7219

if to the Shareholders and/or the Corporation:

Safetymaster Rentals Corporation
9110 - 119 Avenue
Grande Prairie, Alberta T8X 1J4

Attention: Ted Moug

with a copy to:

Macleod Dixon LLP
3700, 400 - 3rd Avenue S.W.
Calgary, AB T2P 4H2

Attention: Don Tse
Facsimile: (403) 264-5973

or such other address as may be designated by notice to the other Parties.

ARTICLE 11
MISCELLANEOUS

11.1 Further Assurances

Each Party shall, from time to time, and at all times hereafter, at the request of another Party, but without further consideration, do all such further acts and execute and deliver all such further documents and instruments as shall be reasonably required in order to fully perform and carry out the terms and intent hereof.

11.2 Time of the Essence

Time shall be of the essence of this Agreement.

11.3 Public Announcements

Until Closing has occurred, no public announcement or press release concerning the sale and purchase of the Shares shall be made by a Party or its Affiliates without the prior written consent and joint approval of the other Party, which consent and approval shall not be unreasonably withheld or delayed; provided that nothing contained herein shall prevent either Party at any time furnishing any information to any governmental agency or regulatory authority (including applicable stock exchanges) or to the public if required by Laws or the rule of a stock exchange.

11.4 Amendments and Waiver

No modification of or amendment to this Agreement shall be valid or binding unless set forth in writing and duly executed by both Parties and no waiver of any breach of any term or provisions of this Agreement shall be effective or binding unless made in writing and signed by the Party purporting to give the same and, unless otherwise provided, shall be limited to the specific breach waived. No failure on the part of any Party in exercising any right or remedy hereunder shall operate as a waiver thereof, nor shall any single or partial exercise of any such right or remedy preclude any other or further exercise thereof or the exercise of any other right or remedy in law or in equity or by statute or otherwise conferred.

11.5 Entire Agreement

This Agreement together with the Confidentiality and Non-disclosure Agreement and the agreements and other documents to be delivered pursuant to this Agreement, constitute the entire agreement between the Parties pertaining to the subject matter of this Agreement and supersede all prior agreements, understandings, negotiations and discussions, whether oral or written, of the Parties, including the Letter of Intent and there are no warranties, representations or other agreements between the Parties in connection with the subject matter of this Agreement except as specifically set forth in this Agreement, and any document delivered pursuant to this Agreement. No supplement, modification or waiver or termination of this Agreement shall be binding unless executed in writing by the Party to be bound thereby.

11.6 Applicable Law

This Agreement shall be construed in accordance with the laws of the Province of Alberta and the laws of Canada applicable therein and shall be treated, in all respects, as an Alberta contract.

11.7 Amendments

This Agreement may only be amended by a written instrument signed by the Parties.

11.8 Severability

If any one or more of the provisions or parts thereof contained in this Agreement should be or become invalid, illegal or unenforceable in any respect in any jurisdiction, the remaining provisions or parts thereof contained herein shall be and shall be conclusively deemed to be, as to such jurisdiction, severable therefrom and:

(a) the validity, legality or enforceability of such remaining provisions or parts thereof shall not in any way be affected or impaired by the severance of the provisions or parts thereof severed; and

(b) the invalidity, illegality or unenforceability of any provision or part thereof contained in this Agreement in any jurisdiction shall not affect or impair such provision or part thereof or any other provisions of this Agreement in any other jurisdiction.

11.9 Execution in Counterpart

This Agreement may be executed in any number of counterparts with the same effect as if all signatories to the counterparts had signed one document, all such counterparts shall together constitute, and be construed as, one instrument and each of such counterparts shall, notwithstanding the date of its execution, be deemed to bear the date first above written. Delivery of counterparts may be effected by facsimile transmission.

11.10 Benefit of the Agreement

This Agreement shall enure to the benefit of and be binding upon the respective heirs, executors, administrators, successors and permitted assigns of the Parties. No person other than the Parties and their successors and permitted assigns shall be entitled to any rights or benefits hereunder.

11.11 Assignment

This Agreement may not be assigned by any Party without the prior consent of the other Parties, provided that: (i) Petrowest may assign its rights and obligations under this agreement to an Affiliate of Petrowest if, contemporaneous therewith, such Affiliate of Petrowest agrees to be bound by all representations, warranties, covenants and indemnities of Petrowest hereunder; and (ii) any Shareholder may assign its rights and obligations under this agreement to a person, wholly-owned by one or more Shareholders, that has, subsequent to the date hereof, become a shareholder of the Corporation if, contemporaneous therewith, such person agrees to be bound by all representations, warranties, covenants and indemnities of such Shareholder. For greater certainty, it is agreed that prior to the Closing Time and as a condition of Closing, the Trust shall execute a joinder agreement satisfactory to the Shareholders, acting reasonably, pursuant to which the Trust shall agree to be bound by all representations, warranties, covenants and indemnities of Petrowest hereunder.

11.12 No Partnership

It is not the intent or purpose of the Agreement to create, and this Agreement shall not be construed as creating, any association, partnership or syndicate.

11.13 Reliance

The Parties acknowledge and agree that they have entered into this Agreement in reliance upon each of the representations, warranties, covenants and agreements herein of the other party hereto.

IN WITNESS WHEREOF the parties hereto have executed this Agreement as of the date first above written.

PETROWEST SERVICES LTD.

By: (signed) "*A. Dax Srivastava*"
President

By: (signed) "*Kenneth N. Drysdale*"
C.E.O.

1243654 ALBERTA LTD.

By: (signed) "*Ted Moug*"
President

(signed) "*Don Tse*"
Witness

(signed) "*Ted Moug*"

SAFETYMASTER RENTALS CORPORATION

By: (signed) "*Ted Moug*"
President

SHARE PURCHASE AGREEMENT

THIS SHARE PURCHASE AGREEMENT made as of the 23rd day of May, 2006

AMONG:

PETROWEST SERVICES LTD., a body corporate incorporated under the laws of the Province of Alberta ("**Petrowest**")

- and -

1243545 ALBERTA LTD., a body corporate incorporated under the laws of the Province of Alberta

- and -

DAN FITZPATRICK, an individual resident in the City of Victoria, in the Province of British Columbia;

(each of the last two mentioned Parties are referred to as the "**Shareholder**" and are collectively referred to as the "**Shareholders**")

- and -

FITZPATRICK CO. LTD., a body corporate incorporated under the laws of the Province of Alberta ("**Fitzpatrick**")

- and -

NORTHERN TRACTOR SALES AND RENTALS CO LTD., a body corporate incorporated under the laws of the Province of Alberta ("**Northern**")

- and -

(Fitzpatrick and Northern are collectively referred to as the "**Corporation**")

WHEREAS:

A. the Shareholders beneficially own all of the issued and outstanding shares of the Corporation (the "**Shares**");

B. Fitzpatrick and Northern conduct the business carried on by them as joint venturers and not as a partnership;

C. the Shareholders agree to sell, and Petrowest agrees to buy, the Shares and Shareholder Loans upon the terms and conditions set forth herein;

D. all of the outstanding shares of Petrowest will be held, directly or indirectly, by a trust formed under the laws of Alberta or Ontario (the "**Trust**");

NOW THEREFORE, in consideration of the representations, warranties, covenants and agreements herein and other good and valuable consideration (the receipt and sufficiency of which is hereby acknowledged), the parties hereto covenant and agree as follows:

ARTICLE 1
DEFINITIONS

1.1 Definitions

In this Agreement, unless the context otherwise requires:

(a) "**Adjusted Purchase Price**" means the Base Purchase Price as adjusted by the Adjustment Amount;

(b) "**Adjustment Amount**" means the amount (which may be a negative amount) equal to the sum of:

(i) the difference obtained when the Estimated Working Capital is subtracted from the Audited Working Capital;

(ii) the difference obtained when the Audited Long Term Debt is subtracted from the Estimated Long Term Debt; and

(iii) the difference obtained when the Estimated Shareholder Loans is subtracted from the Audited Shareholder Loans;

(c) "**Affiliate**" of an entity means a person or entity that controls, is controlled by or is under common control with the subject entity. For the purpose of this definition, control means the ability, directly or indirectly, to direct the voting of more than fifty percent (50%) of the voting interests of an entity;

(d) "**Agreement**" means this agreement, including all Schedules to this agreement, as amended or supplemented from time to time, and "hereby", "hereof", "herein", "hereunder", "herewith", "hereto" and similar terms refer to this Agreement and not to any particular provision of this Agreement;

(e) "**Approved Capital Commitments**" means the capital commitments referred to in Schedule 1.1(e) hereto or as approved by Petrowest after the date hereof;

(f) "**Approved Capital Dispositions**" means the capital dispositions referred to in Schedule 1.1(e) hereto or as approved by Petrowest after the date hereof;

(g) "**Audited Working Capital**" means the Working Capital determined in accordance with the audit contemplated by Section 2.5;

(h) **"Audited Long Term Debt"** means the Long Term Debt determined in accordance with the audit contemplated by Section 2.5;

(i) **"Audited Shareholder Loans"** means the Shareholder Loans determined in accordance with the audit contemplated by Section 2.5;

(j) **"Auditors"** means PricewaterhouseCoopers LLP, Chartered Accountants of Calgary, Alberta;

(k) **"Base Purchase Price"** has the meaning ascribed to it in Section 2.2;

(l) **"Books and Records"** means all books and records of the Corporation, including financial, corporate, operation and sales books, records, books of account, sales and purchase records, lists of suppliers and customers, formulae, business reports, plans and projections and all other documents, files, records, correspondence, and other data and information, financial or otherwise, including without limitation, all data and information stored on computer-related media;

(m) **"business day"** means a day, other than a Saturday, Sunday or statutory holiday, when banks are generally open for the transaction of banking business in the City of Calgary;

(n) **"Canadian Tax Act"** means the *Income Tax Act*, R.S.C. 1985, c. 1 (5th Supplement) as amended and the *Income Tax Regulations*;

(o) **"Claim"** means any claim, demand, lawsuit, proceeding, arbitration or governmental investigation;

(p) **"Closing"** means the closing of the transactions contemplated herein;

(q) **"Closing Date"** means that date not earlier than July 7, 2006 and not later than October 31, 2006 of which Petrowest has provided not less than five days notice to the Shareholders;

(r) **"Closing Time"** means 6:30 a.m. (Calgary time) on the Closing Date, or such other time as may be agreed upon by the Parties;

(s) **"Concurrent Acquisitions"** means the acquisitions described in Schedule 1.1(s) hereto;

(t) **"Concurrent Financing"** means the financing consisting of the distribution of not less than 8.5 million and not more than 15 Million Units at a price of $10.00 per Unit, for aggregate gross proceeds of not less than $85 million;

(u) **"Corporation Assets"** means the assets, properties and rights of the Corporation, including the assets listed in Schedule 1.1(u) hereto;

(v) **"Creditor's Rights"** has the meaning ascribed thereto in Section 3.1(d);

(w) "**Effective Time**" means 12:01 a.m. on the Closing Date;

(x) "**Employee Plan**" means any employee benefit plan, program or arrangement sponsored, maintained or contributed to by any of the Shareholders or the Corporation for the benefit of employees of the Corporation, including, without limitation, bonus; pension; savings; profit sharing; deferred compensation; supplemental retirement income; stock option; stock purchase; and hospital, medical, dental, disability, automobile, life and accident insurance plans;

(y) "**Encumbrance**" includes, without limitation, any mortgage, pledge, assignment, charge, lien, security interest or other third party interest and any agreement, option, right or privilege (whether by law, contract or otherwise) capable of becoming any of the foregoing;

(z) "**Environmental Approvals**" means all permits, certificates, licences, authorizations, consents, instructions, registrations, directions or approvals issued or required by Governmental Authorities pursuant to Environmental Laws with respect to the operation of' each company in the Corporation's businesses or related to the Corporation Assets;

(aa) "**Environmental Laws**" means all Laws relating in full or in part to the protection of the Environment, product liability, and employee and public health and safety, and includes, without limitation, those Environmental Laws relating to the storage, generation, use, handling, manufacture, processing, labelling, advertising, sale, display, transportation, treatment, Release and disposal of Hazardous Substances;

(bb) "**Estimated Working Capital**" means the estimated Working Capital as of May 23, 2006 of $3,118,000;

(cc) "**Estimated Long Term Debt**" means the estimated Long Term Debt as of May 23, 2006 of $0;

(dd) "**Estimated Shareholder Loans**" means the estimated Shareholder Loans as of May 23, 2006 of $340,000;

(ee) "**Financial Statements**" means the audited financial statements of the Corporation for the three fiscal years ended September 30, 2003, 2004 and 2005 and the unaudited financial statements of the Corporation for the three and six month periods ended March 31, 2005 and 2006;

(ff) "**GAAP**" has the meaning ascribed thereto in section 1.5;

(gg) "**Governmental Authorities**" means any government, regulatory authority, governmental department, agency, commission, board, tribunal, crown corporation, or court or other law, rule or regulation-making entity having or purporting to have jurisdiction on behalf of any nation, or province or state or

other subdivision thereof or any municipality, district or other subdivision thereof;

(hh) "**Hazardous Substance**" means any pollutant, contaminant, waste of any nature, hazardous substance, hazardous material, toxic substance, dangerous substance or dangerous good as defined, judicially interpreted or identified in any Environmental Law;

(ii) "**including**" means "including, without limiting the generality of the foregoing";

(jj) "**Laws**" means all applicable laws, by-laws, rules, regulations, orders, ordinances, protocols, codes, guidelines, policies, notices, directions and judgements or other requirements of any Governmental Authority and includes, without limitation all Environmental Laws;.

(kk) "**Leaseback Equipment**" means the equipment described in Schedule 1.1(kk);

(ll) "**Leaseback Real Property**" means the real property described in Schedule 1.1(ll);

(mm) "**Letter of Intent**" means the letter agreement between the Shareholders, Petrowest and the Corporation;

(nn) "**Liabilities**" means all of the liabilities (including, without limitation, whether reduced to judgement, liquidated, unliquidated, fixed, contingent, matured, unmatured, disputed, undisputed, legal, equitable, secured, unsecured, present or future and includes, without limitation, all liabilities determined in accordance with GAAP in Canada) of, against or with respect to the Corporation;

(oo) "**Long Term Debt**", as at any time, shall be as determined in accordance with GAAP applied on a consistent basis (including the current portion thereof) and, for greater certainty, includes obligations under capital leases other than Leaseback Equipment and Leaseback Real Property, and excludes Shareholder Loans and future income taxes payable;

(pp) "**Losses**" means, in respect of a person and in relation to a matter, all losses, costs and damages (including all penalties and fines) which such person suffers, sustains, pays or incurs in connection with such matter and includes Taxes (other than refundable Taxes), reasonable costs of legal counsel (on a full indemnity basis) and other consultants and reasonable costs of investigating and defending Claims arising from such matter, but shall not include loss of profits, economic loss or other consequential damages suffered by such person;

(qq) "**Material Contracts**" means all contracts and other written agreements to which the Corporation is a party or by which it is bound or the Corporation Assets are subject, the performance of which will involve consideration in excess of 1% of the Base Purchase Price per year or 2.5% of the Base Purchase Price in the aggregate;

(rr) "**misrepresentation**" includes any untrue statement of a material fact, any omission to state a material fact that is required to be made and any omission to state a material fact that is necessary to be made in order for a statement not to be misleading;

(ss) "**Obligations**" means all liabilities and obligations, whether under common law, in equity, under Laws, under contract or otherwise, whether tortious, contractual, statutory or otherwise, whether absolute or contingent and whether based on fault, strict liability or otherwise;

(tt) "**Ordinary Course of Business**" means the ordinary course of business consistent with prior custom and practice (including with respect to quantity and frequency);

(uu) "**Parties**" means the parties to this Agreement and their respective permitted assigns;

(vv) "**Permitted Encumbrances**" means the Encumbrances listed in Schedule 1.1(vv) hereto;

(ww) "**person**" includes an individual, partnership, firm, trust, body corporate, government, governmental body, agency or instrumentality, unincorporated body of persons or association;

(xx) "**Petrowest's Counsel**" means Bennett Jones LLP or such other legal counsel as may be designated by **Petrowest** and satisfactory to the Shareholders, acting reasonably;

(yy) "**Prime Rate**" means the rate of interest, expressed as a rate per annum, announced from time to time by the Canadian Imperial Bank of Commerce as its reference rate used for Canadian dollar commercial loans made in Canada and referred to by it as its "prime rate";

(zz) "**Real Property**" means all lands owned, directly or indirectly, by the Corporation and all plants, buildings, structures, erections, improvements, appurtenances and fixtures situate on or forming part of such lands;

(aaa) "**Real Property Leases**" means leases and subleases of real property;

(bbb) "**Release**" has the meaning prescribed in any Environmental Law and includes, without limitation, any release, spill, leak, pumping, pouring, emission, emptying, discharge, injection, escape, leaching, disposal, dumping, deposit, spraying, burial, abandonment, incineration, seepage, or placement;

(ccc) "**Required Approvals**" means the consents, approvals and authorizations referred to in Schedule 1.1(ccc) hereto;

(ddd) "**Shareholder Loans**" means the loans or bonuses (net of any required withholdings) owing by the Corporation due to Shareholders or employees of the Corporation described in Schedule 1.1(ddd) hereto;

(eee) "**Shareholders' Counsel**" means Macleod Dixon LLP or such other legal counsel as may be designated by the Shareholders;

(fff) "**Shares**" means all of the issued and outstanding shares of the Corporation;

(ggg) "**Subsidiary**" means, with respect to a specified body corporate, any body corporate of which more than 50% of the outstanding shares ordinarily entitled to elect a majority of the board of directors thereof (whether or not shares of any other class or classes shall or might be entitled to vote upon the happening of any event or contingency) are at the time owned directly or indirectly by such specified body corporate and shall include any body corporate in like relation to a Subsidiary;

(hhh) "**Tax Records**" means all Tax Returns, books and records and correspondence related to tax matters relevant for the determination of compliance with tax laws and exposure to tax liabilities of whatever nature;

(iii) "**Tax Returns**" includes all returns, reports, declarations, elections, filings, information returns and statements required to be filed in respect of Taxes;

(jjj) "**Tax**" or "**Taxes**" means all taxes, duties, fees, premiums, assessments, levies and other charges of any kind whatsoever imposed by any taxing or other Governmental Authority, together with all interest and penalties in respect thereof;

(kkk) "**Unanimous Shareholders Agreement**" means the agreement, if any, referred to as such in Schedule 3.2(gg) hereto;

(lll) "**Units**" means trust units of the Trust; and

(mmm) "**Working Capital**", as at any time, means the following amount (which may be a negative amount):

(a) the sum of the amount of the Corporation's current assets (including accounts receivable holdbacks) as at such time; minus

(b) the sum of the amount of the Corporation's current liabilities (including Shareholder Loans and excluding (A) the current portion of Long Term Debt and (B) future income taxes) as at such time, and for greater certainty, current liabilities shall not include leases in respect of Leaseback Equipment and Leaseback Real Property,

determined in accordance with GAAP applied on a consistent basis.

1.2 Certain Rules of Interpretation

In this Agreement and the Schedules:

(a) **Time** - time is of the essence in the performance of the Parties' respective obligations;

(b) **Currency** - unless otherwise specified, all references to money amounts are to Canadian currency;

(c) **Headings** - the descriptive headings of Articles and Sections are inserted solely for convenience of reference and are not intended as complete or accurate descriptions of the content of such Articles or Sections;

(d) **Singular, etc.** - the use of words in the singular or plural, or with a particular gender, shall not limit the scope or exclude the application of any provision of this Agreement to such person or persons or circumstances as the context otherwise permits;

(e) **Consent** - whenever a provision of this Agreement requires an approval or consent by a Party to this Agreement and notification of such approval or consent is not delivered within the applicable time limited, then, unless otherwise specified, the Party whose consent or approval is required shall be conclusively deemed to have withheld its approval or consent;

(f) **Calculation of Time** - unless otherwise specified, time periods within or following which any payment is to be made or act is to be done shall be calculated by excluding the day on which the period commences and including the day on which the period ends and by extending the period to the next business day following if the last day of the period is not a business day; and

(g) **Business Day** - whenever any payment is to be made or action to be taken under this Agreement is required to be made or taken on a day other than a business day, such payment shall be made or action taken on the next business day following such day.

1.3 Knowledge

Any reference to the knowledge of the Parties shall mean to the best of the knowledge, information and belief of such Party after making all reasonable enquiries.

1.4 Statute References

A reference in this Agreement to a statute shall be a reference to the statute and the regulations made pursuant thereto, as amended or superseded from time to time, either before or after the date hereof, unless otherwise stated or the context otherwise requires.

1.5 Accounting Principles

All reference to "GAAP" means to principles recommended, from time to time, in the Handbook of the Canadian Institute of Chartered Accountants and all accounting terms not otherwise defined in this Agreement have the meanings assigned to them in accordance with Canadian generally accepted accounting principles.

1.6 Schedules

The schedules to this Agreement, as listed below, are an integral part of this Agreement:

Schedule	Description
Schedule 1.1(e)	Approved Capital Commitments and Dispositions
Schedule 1.1(s)	Concurrent Acquisitions
Schedule 1.1(u)	Corporation Assets
Schedule 1.1(kk)	Leaseback Equipment
Schedule 1.1(ll)	Leaseback Real Property
Schedule 1.1(vv)	Permitted Encumbrances
Schedule 1.1(ccc)	Required Approvals
Schedule 1.1(ddd)	Shareholder Loans
Schedule 3.1	Shareholders
Schedule 3.2(d)	Conflicting Instruments
Schedule 3.2(h)	Insurance
Schedule 3.2(l)	Share Capital
Schedule 3.2(q)	Recent Transactions
Schedule 3.2(s)	Litigation
Schedule 3.2(y)	Guarantees
Schedule 3.2(z)	Employment Matters
Schedule 3.2(ee)	Assets Not in Working Condition
Schedule 3.2(gg)	Material Contracts
Schedule 3.2(kk)	Environmental Matters
Schedule 3.2(11)	Real Property
Schedule 3.2(mm)	Real Property Leases
Schedule 3.2(nn)	Bank Accounts
Schedule 5.1(e)	Form of Management Agreement

1.7 Conflicts

Where any provision of any Schedule to this Agreement conflicts or is at variance with any provision in the body of this Agreement, the latter shall prevail.

ARTICLE 2
PURCHASE AND SALE

2.1 Purchase and Sale

The Shareholders hereby jointly and severally agree to sell the Shares and the Shareholder Loans to Petrowest at the Effective Time in accordance with and subject to the terms and conditions of this Agreement. Petrowest hereby agrees to purchase the Shares and the Shareholder Loans from the Shareholders at the Effective Time in accordance with and subject to the terms and conditions of this Agreement.

2.2 Base Purchase Price

As consideration for the sale of the Shares and the Shareholder Loans by the Shareholders pursuant hereto, at the Effective Time, Petrowest agrees to deliver and pay to the Shareholders the aggregate amount of $23,747,475 (calculated as $20,289,475 plus the Estimated Working Capital, plus the Estimated Shareholder Loans and minus the Estimated Long Term Debt) (the "**Base Purchase Price**"), comprised of:

(a) $9,498,995; and

(b) 1,424,848 Units (at an ascribed value of $10.00 each).

The Shareholders shall provide notice to Petrowest of their allocation of the Base Purchase Price between the Shares and the Shareholder Loans on or prior to Closing, which, with the consent of Petrowest, such consent not to be unreasonably withheld, shall be the agreed upon allocation. The Base Purchase Price shall first be allocated to the Shareholder Loans, in the amount thereof, and thereafter to the Shares.

2.3 Transfer and Delivery of the Shares

At the Closing Time with effect as of the Effective Time, the Shareholders shall transfer and deliver to Petrowest share certificates representing the Shares duly endorsed in blank for transfer, or accompanied by irrevocable security transfer powers of attorney duly executed in blank, in either case by the holders of record, and shall take such steps as shall be necessary to cause the Corporation to enter Petrowest or its nominee(s) upon the books of the Corporation as the holder of the respective Shares and to issue share certificates to Petrowest or its nominee(s) representing the Shares. At the Closing Time, effective as of the Effective Time, the Shareholders shall also make the deliveries specified in Section 6.2.

2.4 Tender

Any payment of money may be made by official bank draft drawn upon a Canadian chartered bank or by negotiable cheque payable in Canadian funds and certified by a Canadian chartered bank or trust company or, with the consent of the party entitled to payment, by wire transfer of immediately available funds to the account specified by that party. Any payment of Units may be made by delivery of certificates representing such Units, registered in the name of

the payor or such other name as the payor, not less than two business days prior to the payment due date, gives by written notice to Petrowest.

2.5 Post-Closing Adjustments

(a) Within 90 days following the Closing Date, Petrowest shall cause the Auditors to provide an audit of the Working Capital, Shareholder Loans and Long Term Debt as at the Closing Date and based thereon, Petrowest shall make a good faith calculation of the Adjustment Amount using the amount of Working Capital, Shareholder Loans and Long Term Debt established by the Auditors. Petrowest shall prepare and deliver to the Shareholders a statement setting forth, in reasonable detail, such calculation of the Adjustment Amount and any other amount for which adjustment is provided herein and shall assist the Shareholders in verifying the amounts set forth in such statement (including, without limitation, providing access to the Auditors and any working papers in respect of the calculation of any component of the Adjustment Amount).

(b) The Shareholders may dispute all or any portion of the calculation of the Adjustment Amount by written notice to Petrowest within 30 days of the date of receipt of the statement referred to in Section 2.5(a) setting forth, in reasonable detail, the basis for the dispute. If Petrowest and the Shareholders do not agree on the calculation of the Adjustment Amount within 30 days of any notice of dispute by the Shareholders, the dispute shall be referred to arbitration pursuant to Article 9. If the Adjustment Amount as agreed to by the Petrowest and the Shareholders, or determined by arbitration, as the case may be:

(i) is a positive amount, Petrowest shall pay the overage in cash, together with simple interest thereon at the Prime Rate from the Closing Date until paid, to the Shareholders or as they may direct within 15 days of receipt of confirmation of the amount of Working Capital, Shareholder Loans, Long Term Debt and any other amounts that affect the Adjustment Amount established by the Auditors; or

(ii) is a negative amount, the Shareholders shall pay the shortfall in cash, together with simple interest thereon at the Prime Rate from the Closing Date until paid, to Petrowest within 15 days of receipt of confirmation of the amount of Working Capital, Shareholder Loans, Long Term Debt and any other amounts that affect the Adjustment Amount established by the Auditors,

and Petrowest will cause the Corporation to remit to the appropriate Governmental Authority any amount withheld as Taxes in respect of any Shareholder Loan.

(c) Petrowest and the Shareholders agree that a bonus, consistent with the Corporation's past practice, will be declared by the Corporation payable to Dan Fitzpatrick effective as at the Effective Time in an amount, in aggregate, equal to the taxable income of the Corporation for the period ended at the Effective Time

in excess of the small business deduction under the *Income Tax Act* (Canada) which bonus shall (i) for greater certainty constitute an increase in Shareholder Loans in the calculation of the Adjustment Amount, (ii) be paid, together with interest at the Prime Rate from the Effective Time until paid (less any required withholdings), within 15 days of receipt of confirmation of the amounts referred to in (b)(i) above.

ARTICLE 3
REPRESENTATIONS AND WARRANTIES

3.1 Representation and Warranties of Shareholders

Each of the Shareholders represents and warrants to Petrowest that:

(a) if it is a corporation, it is duly organized, validly existing and in good standing under the laws of the jurisdiction of its incorporation and has the corporate power to own or lease its property and assets and to carry on its business as now conducted by it;

(b) it has all requisite power and authority to enter into this Agreement and all documents to be delivered pursuant hereto and to perform its obligations hereunder and thereunder;

(c) if it is a corporation, the execution and delivery of this Agreement and all documents to be delivered pursuant hereto, the performance of the terms hereof and thereof and the consummation of the transactions contemplated herein and therein do not and will not result in the breach of or violate any term or provision of the charter, by-laws or governing documents of the Shareholder;

(d) this Agreement has been duly executed and delivered on behalf of the Shareholder and constitutes the legal, valid and binding obligation of the Shareholder, enforceable against the Shareholder in accordance with its terms, subject to the general qualifications that:

    (i) enforceability may be limited by bankruptcy, insolvency, moratorium, reorganization or other similar laws of general application affecting creditors' rights generally;

    (ii) equitable remedies, including the remedies of specific performance and injunctive relief, are available only in the discretion of the applicable court;

    (iii) the equitable or statutory powers of the courts in Canada having jurisdiction to stay proceedings before them and the execution of judgments; and

    (iv) rights to indemnity hereunder may be limited under applicable law;

(i), (ii), (iii) and (iv) being, collectively, "**Creditors' Rights**"; and, at the Closing, all documents required hereunder to be executed and delivered by the Shareholder will have been duly authorized, executed and delivered by the Shareholder and will constitute legal, valid and binding obligations of the Shareholder, enforceable in accordance with their terms, subject to Creditors' Rights;

(e) the Shareholder is not required to give any notice to, make any filing with, or obtain any authorization, consent or approval of any Governmental Authority in order to consummate the transactions contemplated by this Agreement and except for notices, filings, authorizations, consents or approvals which (i) if not made or obtained, would not adversely affect the Shareholder's ability to consummate the transactions contemplated by this Agreement on the terms set forth herein, or (ii) which have been previously obtained and are currently in force;

(f) the Shareholder has not incurred any obligation or liability, contingent or otherwise, for brokerage fees, finder's fees, agent's commission or other similar forms of compensation with respect to the transaction contemplated herein which will be or may become the responsibility of the Corporation, Petrowest or the Trust;

(g) all of the Shares set forth opposite the name of the Shareholder in Schedule 3.1 will be owned by the Shareholder as the beneficial owner of record, with good and marketable title, and there are no actions, suits, proceedings or claims pending or, to the best of the knowledge of the Shareholder, threatened with respect to or in any manner challenging the ownership or disposition of such securities or the exercise of any rights which are derived or attached thereto;

(h) except pursuant to this Agreement, as at the Closing Time, no person will have any agreement or option or any right or privilege (whether by law, pre-emptive right, contract or otherwise) capable of becoming an agreement, option, right or privilege for the purchase or other acquisition from the Shareholder of any of the Shares set forth opposite the name of the Shareholder in Schedule 3.1 or any interest therein;

(i) such of the Shareholder Loans as are indicated as being payable to the Shareholder are validly due and payable to the Shareholder without any right of set off or counterclaim;

(j) the Shareholder has not received notice of any Claim and is not aware of any Claim, actual or threatened, which prevents or could reasonably be expected to prevent the consummation of the transactions contemplated by this Agreement; and

(k) the Shareholder is not a non-resident of Canada for the purposes of the Canadian Tax Act.

3.2 Representations and Warranties of Shareholders

Each of the Shareholders jointly and severally represents and warrants to Petrowest that:

Corporation's Status

(a) the Corporation is duly organized, validly existing and in good standing under the laws of the jurisdiction of its incorporation, and has the corporate power to own or lease its property and assets and to carry on its business as now conducted by it;

(b) the Corporation has all requisite power and authority to enter into this Agreement and all documents to be delivered pursuant hereto and to perform its obligations hereunder and thereunder;

(c) this Agreement has been duly executed and delivered on behalf of the Corporation and constitutes a legal, valid and binding obligation of the Corporation, enforceable against the Corporation in accordance with its terms, subject to Creditors' Rights and, at the Closing, all documents required hereunder to be executed and delivered by the Corporation will have been duly authorized, executed and delivered by the Corporation and will constitute legal, valid and binding obligations of the Corporation, enforceable in accordance with their terms, subject to Creditors' Rights,

(d) the execution and delivery of this Agreement and all documents to be delivered pursuant hereto, the performance of the terms hereof and thereof and the consummation of the transactions contemplated herein and therein do not and will not:

   (i) result in the breach of or violate any term or provision of the charter, by-laws or governing documents of the Corporation; or

   (ii) except as set forth in Schedule 3.2(d) hereto, conflict with, result in a breach of, constitute a default under, or accelerate or permit the acceleration of the performance required by, any material agreement, instrument, licence, permit or authority to which the Corporation is a party or by which it is bound or to which any of its property is subject or result in the creation of any Encumbrance upon any of the Corporation Assets or the Shares or give to others any material interest or right, including any right of purchase, termination, cancellation or acceleration under any such agreement, instrument, license, permit or authority; or

   (iii) violate any provision of law or administrative regulation or any judicial or administrative order, award, judgment or decree applicable to the Corporation or the Corporation Assets;

(e) to the best of their knowledge, the Corporation is, in all material respects, in compliance with all Laws;

(f) the Corporation holds all valid licenses, permits and similar rights and privileges, and has made all filings, applications and reports, that are required or necessary under any Laws to operate its business as currently conducted, the failure to hold which, individually or in the aggregate, would have a material adverse effect on the financial condition, results of operations or business of the Corporation and the present uses by the Corporation of its assets do not materially violate the terms of any such licenses, permits, rights or privileges or any such Laws;

(g) the Corporation has not incurred any obligation or liability, contingent or otherwise, for brokerage fees, finder's fees, agent's commission or other similar forms of compensation with respect to the transaction contemplated herein;

(h) all contracts of insurance maintained by the Corporation are listed in Schedule 3.2(h) and are in full force and effect and all premiums due and owing in connection with such policies have been paid; there exists no state or event of default under any insurance policy and there has been no notice or advice of withdrawal of any policy or any notice of conditions for continuation of any coverage that has not been complied with; and the Corporation has given notice or has otherwise presented every material claim known by the Corporation or the Shareholders to be covered by insurance under its insurance policies or contracts in a timely fashion;

(i) the Corporation does not have any Subsidiaries; and the Corporation does not have any agreements of any nature to acquire any Subsidiary, or to acquire or lease any other business operations other than as disclosed in Schedule 1.1(e);

(j) as at the Closing Time, the Corporation will not be a party to any agreements of any nature to acquire any securities of any person or to acquire, capitalize or invest in any business;

(k) at the Closing Time, the minute books, stock certificate books and stock transfer ledgers of the Corporation will be true and correct and the minute books will contain the minutes of all meetings, and all resolutions, of the directors and shareholders of the Corporation;

Capitalization

(l) the authorized capital of the Corporation and the issued and outstanding Shares of the Corporation are as set forth in Schedule 3.2(l) and all of the Shares set forth as issued are duly and validly issued and are fully paid and non-assessable and are registered as set forth in such Schedule;

(m) no person other than the Shareholders has any agreement or option or any right or privilege (whether by law, pre-emptive right, contract or otherwise) capable of becoming an agreement, option, right or privilege, including, without limitation, any convertible security, warrant or convertible obligation of any nature, for the

purchase, subscription, allotment or issuance of any of the unissued shares of the Corporation;

(n) there are no restrictions in either the constating documents or the by-laws of the Corporation, nor in any unanimous shareholders' agreement or voting trust agreement or other similar collateral agreement, which would affect the transferability of Shares from the Shareholders to Petrowest and which will not have been waived prior to Closing;

Financial Status

(o) all of the Books and Records whether of a financial or accounting nature or otherwise have been made available to Petrowest and, have been maintained in accordance with prudent business practices;

(p) the Financial Statements have been prepared in accordance with GAAP applicable in Canada applied on a basis consistent with that of prior periods (except as stated therein) and present fairly the financial position of the Corporation as of the date provided therein and the results of operations and the changes in financial position for the periods then ended. As at the date of the Financial Statements, the Corporation did not have any debt or liabilities of any kind whatsoever (whether accrued, contingent, absolute or otherwise) required to be included in such Financial Statements, including, without limitation, any Liabilities and any liabilities for Taxes or pursuant to any capital lease, except for debt or liabilities as set forth in such financial statements;

(q) except as set forth in Schedule 3.2(q) or as contemplated by this Agreement or Approved Capital Commitments, since the date of the last audited financial year of the Corporation or consented to in writing by Petrowest, the Corporation has:

  (i) not incurred, assumed or become subject to any Liability, except in the Ordinary Course of Business;

  (ii) not granted, suffered or assumed any Encumbrance on or in respect of any of the Corporation Assets, other than Permitted Encumbrances;

  (iii) not amended its charter, by-laws or other governing documents;

  (iv) not conducted its business other than in all material respects in the Ordinary Course of Business and, without limitation, has not entered into, assumed or become subject to any contract out of the Ordinary Course of Business or any Material Contract;

  (v) not amended or terminated any Material Contract;

  (vi) not directly or indirectly, declared or paid any dividends, or declared or made any other distribution of its securities, or directly or indirectly, redeemed, purchased or otherwise acquired any of its shares, or agreed to

do so, or reduced its stated capital in any manner or purchased, acquired, cancelled or redeemed, or agreed to purchase, acquire, cancel or redeem, any outstanding shares;

(vii) has not forgiven any debt or otherwise triggered or permitted to be triggered any of the provisions of the Canadian Tax Act respecting debt forgiveness including, for greater certainty, Section 79 or Sections 80 to 80.04 of such act, and has not cancelled or released any debts or claims or waived any right pertaining to the Corporation Assets;

(viii) not entered into or amended any employment or consulting agreements, other than in the Ordinary Course of Business;

(ix) not increased the salaries, benefits or other compensation payable to any of its directors, officers or employees, other than in the Ordinary Course of Business;

(x) not made any payment whatsoever to, or entered into any agreement with, any person not dealing at arm's length with the Corporation;

(xi) not entered into or amended any Employee Plan;

(xii) used its reasonable commercial efforts to maintain its business organization and preserve its relationships with suppliers, customers and others having business relations with it;

(xiii) not suffered any material adverse change, financial or otherwise, in business, financial condition, assets, properties, liabilities or operations of the Corporation or any occurrences or circumstances which have resulted or might reasonably be expected to result in a material adverse change thereto;

(xiv) not sold any material amounts of inventory or (other than, after the date hereof and prior to the Closing Date, Approved Capital Dispositions) other assets, nor increased its indebtedness other than in the Ordinary Course of Business;

(xv) maintained the Corporation Assets in a proper and prudent manner in accordance with good Canadian oilfield practices; and

(xvi) not made any change in its accounting principles and practices as theretofore applied including, without limitation, the basis upon which its assets and liabilities are recorded on its books and its earnings, profits and losses are ascertained;

(r) there is no suit, action, litigation, investigation, claim, complaint, grievance or proceeding, including appeals and applications for review, in progress, or, to the knowledge of the Shareholders, pending or threatened against or relating to the

Corporation before any Governmental Authority which, if determined adversely to the Corporation, would,

(i) materially and adversely affect the properties, business, future prospects or financial condition of the Corporation,

(ii) enjoin, restrict or prohibit the transfer of all or any part of the Shares as contemplated by this Agreement, or

(iii) prevent the Shareholders or the Corporation from fulfilling all of their obligations set out in this Agreement or arising from this Agreement, and the Shareholders and the Corporation have no knowledge of any existing ground on which any such action, suit, litigation or proceeding might be commenced with any reasonable likelihood of success;

(s) except as set forth in Schedule 3.2(s), (i) there are no judgments unsatisfied against the Corporation or any judgment, injunction, order, decree, ruling or charge of any Governmental Authority to which the Corporation or any of the Corporation Assets is subject, (ii) there are no Claims in existence to which the Corporation is a party or any of the Corporation Assets may be bound or (to the knowledge of the Shareholders and the Corporation) threatened against the Corporation or any of the Corporation Assets and (iii) to the knowledge of the Shareholders and the Corporation, there is no basis upon which a material Claim could reasonably expected to be made against the Corporation;

(t) other than the fuel tax audit which has been disclosed to Petrowest and other than amendments to filed tax returns relating to pre-Closing transactions disclosed to Petrowest, the Corporation has duly and timely (i) filed with the appropriate Governmental Authority or agency in the manner prescribed by Law all Tax Returns required to be filed by it and such Tax Returns are true, complete and accurate in all material respects; (ii) paid all Taxes (including instalments) due and payable by it and made adequate provision in the Financial Statements and accounts thereof for all Taxes payable for the periods reflected therein for which Tax Returns are not yet required to be filed and will make adequate provision in the books and records of the Corporation (including in the materials provided to the auditors in connection with the determination of the Adjustment Amount) for all Taxes payable in respect of the period then ended on the assumption that the Corporation had a taxation year ending on that date; (iii) withheld and remitted to the appropriate Governmental Authorities all amounts required to be withheld by it in respect of the Tax liability of any other person; and (iv) withheld from any amount paid to or credited by it to or for the account or benefit of any person, including any of its officers and directors and any non-resident person, the amount of all Taxes and other deductions required by any Law to be withheld from any such amount and has duly and timely remitted the same to the appropriate taxing or other governmental authority or agency. Notices of assessment of Canadian federal and provincial income tax liabilities of the Corporation have been issued for all taxation years ending on or prior to date of last completed financial year ended more than six months prior

to this Agreement, and the Corporation is current with respect to its filing of returns for goods and services taxes payable pursuant to the *Excise Tax Act* (Canada). There are no claims, actions, suits, audits, proceedings, investigations or other actions pending or, to the knowledge of any of the Shareholders, threatened in respect of Taxes;

(u) all filings made by any of the Shareholders or the Corporation under which the Corporation has received or is entitled to government incentives, have been made in accordance, in all material respects, with all Laws and contain no misrepresentations which could cause any amount previously paid to, or credited to, or previously accrued on the accounts of the Corporation to be recovered or disallowed;

(v) the Corporation is not a party to any current agreement or other arrangement with any taxation authority and there are no waivers or objections extending the statutory period or providing for an extension of time with respect to the assessment or reassessment or payment of Taxes payable by the Corporation or Tax Returns required to be filed by the Corporation;

(w) the Corporation is not engaged in any discussions or negotiations with any taxation authorities in respect of its Taxes;

(x) except for reserves for income taxes accruing in the current fiscal year, the reserves and accrued liabilities disclosed on or reflected in the Financial Statements and the Books and Records are sufficient in all respects to provide for the liabilities in respect of which they have been established;

(y) (except as set forth in Schedule 3.2(y), each of which will be discharged without liability to the Corporation on or prior to the Closing Date) the Corporation has not guaranteed, endorsed, assumed or indemnified, contingently or otherwise, the obligations or indebtedness of any other person;

Employees

(z) except as set forth in Schedule 3.2(z), the Corporation is not a party to any written employment contract, consulting agreement, collective bargaining agreement or employee association agreement; the Corporation has not conducted and is not now conducting any negotiations with any labour unions or employee associations; the Corporation has complied with all of its obligations in respect of employment insurance programs, Canada Pension Plan payments and Worker's Compensation payments;

(aa) the only employees of the Corporation are listed in Schedule 3.2(z);

(bb) all Employee Plans are listed in Schedule 3.2(z) and:

(i) the Corporation has paid or provided for all liabilities for wages, vacation pay, salaries, bonuses, pensions and all other amounts payable under the Employee Plans;

(ii) each of the Employee Plans complies with and has been administered in substantial compliance with the terms thereof and Laws; and

(iii) have been, or will by Closing be, terminated with no further Liability of the Corporation or Petrowest, provided that Petrowest has provided for a replacement plan the terms of which are satisfactory to the Shareholders acting reasonably;

(cc) no Affiliate, director, officer or employee of the Corporation (past or present) or any person not dealing at "**arm's length**" (within the meaning of the Canadian Tax Act) with any such person is indebted to the Corporation and (other than the Shareholder Loans) the Corporation is not indebted to any such person. All transactions between the Corporation and any person not dealing at arm's length were undertaken for fair market value consideration;

Assets

(dd) the Corporation is the sole beneficial and (where its interests are registrable) the sole registered owner of all of the Corporation Assets, with good and valid title, free and clear of all Encumbrances other than Permitted Encumbrances. In particular, without limiting the generality of the foregoing, there has been no assignment, subletting or granting of any licence (of occupation or otherwise) of or in respect of any of the Corporation Assets or any granting of any agreement or right capable of becoming an agreement or option for the purchase of any of the Corporation Assets;

(ee) the Corporation has no material assets except as set forth in Schedule 1.1(u), the Corporation Assets are in good working order for the prudent pursuit of the Corporation's business except as set forth in Schedule 3.2(ee) and the Corporation owns or leases all the assets necessary for the conduct of its business as now conducted by it;

(ff) the accounts receivable of the Corporation in all material respects are good and collectible at the aggregate recorded amounts, except to the extent of any reserves provided for such accounts in the Books and Records for the Corporation, and are not subject to any defence, counterclaim or set off;

(gg) the Corporation has made available to Petrowest a correct and complete copy of each Material Contract (as amended to date), all of which are listed in Schedule 3.2(gg). The Corporation is not in breach of any such Material Contracts in any material respect nor has any circumstance occurred or does any circumstance exist that with the passage of time, notice or both, constitute such a breach, and, to the knowledge of the Shareholders and the Corporation, no third party to any of such Material Contracts is in breach of any such Material Contracts;

(hh) the Corporation has not received any notice alleging its default under any Material Contract, which default has not been rectified as of the date hereof;

(ii) the Corporation is not a party to or bound or affected by any commitment, agreement or document containing any covenant expressly limiting the freedom of the Corporation to compete in any line of business, transfer or move any of its assets or operations or which materially or adversely affects the business practices, operations or conditions of the Corporation or the continued operation of its business after the Closing Date;

(jj) to the knowledge of the Shareholders and the Corporation, the Corporation has not interfered with, infringed upon, misappropriated or otherwise come into conflict with any patent, copyright, trademark, trade secret or other intellectual property rights of any person or received notice of any Claim of any person that they have done so;

Environmental

(kk) except as disclosed in Schedule 3.2(kk),

(i) to the knowledge of the Shareholders, all Environmental Approvals required to be held by the Corporation have been obtained, are listed in Schedule 3.2(kk), are valid and in full force and effect, have been and are being complied with in all material respects, and there have been and are no proceedings commenced, applications for proceedings made, nor to the knowledge of the Shareholders have there been any proceedings or applications for proceedings threatened to revoke or amend any Environmental Approvals;

(ii) to the knowledge of the Shareholders, any Release by the Corporation of any Hazardous Substance into the Environment complied and complies with all Environmental Laws;

(iii) the Corporation has not entered into an agreement that may require it to pay, reimburse, guarantee, pledge, defer, indemnify or hold harmless any person from or against any liability or cost relating to any Release of Hazardous Substance or environmental condition or arising from any non-compliance with any Environmental Law;

(iv) the Corporation has not been prosecuted for or convicted of any offence under Environmental Laws or found liable in any proceeding to pay any fine or judgment to any person as a result of any Release or threatened Release of any Hazardous Substance into the Environment or the breach of any Environmental Law and there are no proceedings pending or, to the knowledge of the Shareholders and the Corporation, threatened relating to the foregoing and, to the knowledge of the Shareholders and the Corporation, there is no basis for any such proceedings; and

(v) to the knowledge of the Shareholders and the Corporation, there is no above-ground or underground storage tank, urea formaldehyde foam insulation, friable asbestos, polychlorinated biphenyls ("**PCBs**") or radioactive substance in, on or under the property covered by any Real Property Leases;

Real Property

(ll) Schedule 3.2(ll) sets forth a complete list of all of the Real Property and a legal description for such Real Property. The Corporation is the legal and beneficial owner of the Real Property (as set forth in Schedule 3.2(11)) in fee simple, with good and marketable title thereto, free and clear of all Encumbrances other than Permitted Encumbrances. All accounts for work and services performed or materials placed or furnished upon or in respect of the construction and completion of any of the buildings, improvements or other structures constructed on the Real Property have been fully paid and no one is entitled to claim a lien under the *Builders' Lien Act* (Alberta) or other similar legislation for such work performed by or on behalf of the Corporation. There are no matters affecting the right, title and interest of the Corporation in and to the Real Property (as set forth in Schedule 3.2(11)), which in the aggregate, would materially and adversely affect the ability of the Corporation to carry on its business upon the Real Property (as set forth in Schedule 3.2(11);

(mm) the Corporation is not a party to any Real Property Leases other than those listed in Schedule 3.2(mm). The Corporation is not in breach of any such Real Property Leases in any material respect nor has any circumstance occurred or does any circumstance exist that with the passage of time, notice or both, constitute such a breach, and, to the knowledge of the Shareholders and the Corporation, no third party to any of such Real Property Leases is in breach of any such Real Property Leases;

Miscellaneous

(nn) Schedule 3.2(nn) sets forth a complete list of every financial institution in which the Corporation maintains any depository or other account or safety deposit box and the names of all persons authorized to draw on or who have access to such accounts or safety deposit box; and

(oo) the information provided by or on behalf of the Shareholders or the Corporation with respect to the Corporation constitutes full, plain and true disclosure of all material facts relating to the Corporation, its business, operations and capital, there are no misrepresentations in any written information provided by or on behalf of the Shareholders or the Corporation to Petrowest and none of the Shareholders or the Corporation has knowingly withheld from Petrowest any information, documents or agreements relevant to the Corporation Assets or the Corporation which might reasonably be expected to be material to a purchaser of the Shares or Corporation Assets.

3.3 Representations and Warranties of Petrowest and the Trust

Each of Petrowest and the Trust jointly and severally represents and warrants to each of the Shareholders that:

(a) Petrowest is duly organized and validly existing and in good standing under the law of the jurisdiction of its incorporation and has the corporate power to own or lease its property and assets and to carry on its business as now conducted by it and is duly licensed or qualified to carry on business in each jurisdiction as the nature of its business requires and, at the Closing Date, will have such power and be so licensed or qualified as is required by its business as proposed to be conducted;

(b) at Closing, the Trust will be duly organized and validly existing and in good standing under the law of the jurisdiction of its formation and have the power to own or lease its property and assets and to carry on its business as proposed to be conducted by it and will be duly licensed or qualified to carry on business in each jurisdiction as the nature of its business requires;

(c) Petrowest has all requisite power and authority to enter into this Agreement and all documents to be delivered pursuant hereto and to perform its obligations hereunder and thereunder;

(d) at Closing, the Trust will have all requisite power and authority to enter into this Agreement and all documents to be delivered pursuant hereto and to perform its obligations hereunder and thereunder;

(e) the execution and delivery of this Agreement and all documents to be delivered pursuant hereto, the performance of the terms hereof and thereof and the consummation of the transactions contemplated herein and therein do not and will not:

(i) result in the breach of or violate any term or provision of the charter, by-laws or governing documents of Petrowest or the declaration of trust of the Trust; or

(ii) conflict with, result in a breach of, constitute a default under, or accelerate or permit the acceleration of the performance required by, any material agreement, instrument, licence, permit or authority to which Petrowest or the Trust is a party or by which it is bound or to which any of its property is subject or result in the creation of any Encumbrance upon any of the assets of Petrowest or the Trust or give to others any material interest or right, including any right of purchase, termination, cancellation or acceleration under any such agreement, instrument, license, permit or authority; or

(iii) violate any provision of law or administrative regulation or any judicial or administrative order, award, judgment or decree applicable to Petrowest or the Trust;

(f) each of the Trust and Petrowest is, in all material respects, in compliance with all Laws;

(g) this Agreement has been duly executed and delivered by Petrowest and constitutes a legal, valid and binding obligation of Petrowest enforceable in accordance with its terms and all documents to be delivered by Petrowest or the Trust, as the case may be, pursuant hereto will be duly executed and delivered by Petrowest and will constitute legal, valid and binding obligations of Petrowest and the Trust, respectively, enforceable in accordance with their respective terms;

(h) neither Petrowest nor the Trust have or will have carried on any active business other than the organization of, and preparation for the consummation of, the Concurrent Acquisitions, the Concurrent Financing and related matters;

(i) the authorized capital of Petrowest is comprised of an unlimited number of common shares and, as of the Closing Date, all of the issued and outstanding common shares will be held by the Trust;

(j) at Closing, the authorized capital of the Trust will be comprised of an unlimited number of Units of which, prior to the Closing, the closing of the Concurrent Acquisitions and the closing of the Concurrent Financing, not more than 1,500,000 Units (including subordinated units) will be issued and outstanding, each fully paid and non-assessable and, after the closing of the Concurrent Acquisitions and the closing of the Concurrent Financing, not more than 1,500,000 Units (including subordinated units) will be issued and outstanding, each fully paid and non-assessable;

(k) the Trust will, on the Closing Date, be a mutual fund trust under the Canadian Tax Act;

(l) each of the agreements relating to the Concurrent Acquisitions is substantially the same as this Agreement (other than price);

(m) the Units to be issued pursuant to Section 2.2 will be duly and validly issued and delivered as fully paid and non-assessable trust units of the Trust and, other than the escrow contemplated by section 5.2(d), will not be subject to any escrow or restriction on trading;

(n) at Closing, the prospectus filed in connection with the Concurrent Financing will contain full, true and plain disclosure of all material facts relating to the Trust and Petrowest, their prospective businesses, operations and capital (excluding the business, operations and capital of the Corporation);

(o) other than the fee payable to Westwind Partners Inc., Petrowest has not incurred any obligation or liability, contingent or otherwise, for brokerage fees, finder's fees, agent's commission or other similar forms of compensation with respect to the transactions contemplated herein;

(p) there is no suit, action, litigation, investigation, claim, complaint, grievance or proceeding, including appeals and applications for review, in progress, or, to the knowledge of Petrowest, pending or threatened against or relating to Petrowest or the Trust before any court, Governmental Authority, commission, board, bureau, agency or arbitration panel which, if determined adversely to Petrowest, would,

  (i) materially and adversely affect the properties, business, future prospects or financial condition of Petrowest or the Trust,

  (ii) enjoin, restrict or prohibit the transfer of all or any part of the Shares or the issue of Units as contemplated by this Agreement; or

  (iii) prevent Petrowest from fulfilling all of its obligations set out in this Agreement or arising from this Agreement, and Petrowest has no knowledge of any existing ground on which any such action, suit, litigation or proceeding might be commenced with any reasonable likelihood of success. There is not presently outstanding against Petrowest any judgement, decree, injunction, rule or order of Governmental Authority; and

(q) Petrowest is not a "non Canadian" within the meaning of the *Investment Canada Act*.

3.4 Non-Waiver

No investigations made by or on behalf of Petrowest or the Shareholders at any time shall have the effect of waiving, diminishing the scope or otherwise affecting any representation or warranty made by the Shareholders or Petrowest, as the case may be, in or pursuant to this Agreement. No waiver of any condition or other provisions, in whole or in part, shall constitute as a waiver of any other condition or provision (whether or not similar) nor shall such waiver constitute a continuing waiver unless otherwise expressly provided.

3.5 Nature and Survival

All representations, warranties and covenants contained in this Agreement on the part of each of the Parties shall survive the Closing, the execution and delivery under this Agreement of any share or security transfer instruments or other documents of title to any of the Shares and the payment of the consideration for the Shares.

ARTICLE 4
COVENANTS

4.1 Covenants of the Shareholders and the Corporation

(a) From the date hereof to and until the Closing Date, the Shareholders and the Corporation shall permit Petrowest, Petrowest's Counsel and Petrowest's authorized representatives to have full access to all files, premises, properties, personnel, books, records (including Tax Records), auditors, contracts and documents of or pertaining to the Corporation and any predecessor corporations or entities prior to Closing for purposes of performing due diligence with respect to the Corporation and its assets and affairs. The provisions of the Confidentiality and Non-disclosure Agreement shall continue to be applicable to any information made available by such parties pursuant to the provisions of this Agreement.

(b) Each of the Shareholders and the Corporation who is a party to or bound by the Unanimous Shareholders Agreement hereby agrees and consents to the termination of such agreement immediately prior to the Closing Time and, subject to Closing occurring, hereby irrevocably waives and releases each of the others from and in respect of any and all obligations thereunder, whether due on, prior to or after the date hereof.

(c) Upon any restructuring or reorganization of the Corporation resulting in any person, other than the Shareholders, acquiring any of the Shares, the Shareholders shall cause such person to execute a counterpart signature page to this Agreement.

4.2 Efforts to Satisfy Conditions

Each Party shall use all reasonable commercial efforts and shall proceed diligently, honestly and in good faith to cause the conditions set forth in Section 5.1, Section 5.2 and Section 5.3 which are within its reasonable control to be satisfied. Each Party shall provide such information and cooperation to the other Party as it may reasonably request in connection with the satisfaction of such conditions.

4.3 Tax Returns

(a) The Shareholders shall cause the Corporation to prepare and file in a timely manner (at its cost and in consultation with the Shareholders) all Tax Returns required to be filed by the Corporation for any period that ends on or before the Closing Date and for which Tax Returns have not been filed as of the Closing Date. Petrowest shall obtain the consent of Shareholders to any Tax Returns filed in respect of any period ending on or prior to the Closing Date, which consent shall be deemed received unless the Shareholders advises otherwise within 10 business days following receipt of the return and request for consent. The Shareholders and Petrowest shall co-operate fully with each other and none of the Parties will unreasonably withhold its consent to a request made by any

other Party with respect to such Tax Returns. Such Tax Returns will be prepared in accordance with reasonable business practices and the Corporation's past practices. The Parties agree that an election shall be made by the Corporation in its Tax Return filed for its taxation year ending immediately before the acquisition of control by Petrowest not to have subsection 256(9) of the Canadian Tax Act apply, with the result that the taxation year of the Corporation shall end immediately before the Closing Time.

(b) No Tax Returns shall be filed by any of the Shareholders between the date hereof and the Closing Date except with the prior written consent of Petrowest, which consent shall not be unreasonably withheld.

4.4 Covenant of Petrowest

Upon the organization and formation of the Trust, Petrowest shall cause the Trust to execute an agreement, in a form acceptable to the Shareholders acting reasonably, whereby the Trust agrees to be bound by its representations, warranties, covenants and indemnities hereunder.

ARTICLE 5
CONDITIONS TO CLOSING

5.1 Mutual Conditions

The obligations of Petrowest, the Shareholders and the Corporation pursuant hereto are subject to the following conditions being satisfied in all respects at or prior to the Closing Time, or such earlier time as is specified below:

(a) there shall not be any suit, action or other proceeding that shall, at Closing, be pending against any of the Parties before any Governmental Authority and no law, regulation or policy shall have been proposed, enacted or applied: (i) making illegal or seeking to restrain, prohibit or obtain damages or other relief in connection with the consummation of the transactions contemplated by this Agreement; (ii) prohibiting or materially limiting the ownership or operation by Petrowest of a material portion of the business or assets thereof or requiring Petrowest to dispose of or hold separately any such portion of any Shares or Corporation Assets, as applicable; or (iii) making the consummation of the transactions contemplated by this Agreement materially more costly to Petrowest or materially reducing the value of the Shares;

(b) all Required Approvals shall have been obtained on terms acceptable to the Shareholders and Petrowest, acting reasonably, at or prior to the Closing Time;

(c) the commercial terms of the Trust are satisfactory to the Shareholders and Petrowest, in each case, acting reasonably, including:

(i) the Concurrent Financing shall have closed or be closing at the Closing Time; and

(ii) such of the Concurrent Acquisitions as have an aggregate Base Purchase Price not less than $100 million shall have closed or be closing at the Closing Time; and

(d) Petrowest and each of the persons listed in Schedule 5.1(e) hereto shall have executed and delivered a management agreement in the form set forth in such Schedule.

5.2 Conditions for the Benefit of Petrowest

The obligations of Petrowest to buy the Shares and Shareholder Loans from the Shareholders pursuant hereto are subject to the following conditions (which are for the exclusive benefit of Petrowest) being satisfied in all respects at or prior to the Closing Time, or such earlier time as is specified below:

(a) the representations and warranties of the Shareholders in this Agreement shall be true and correct in all material respects at the Closing Time with the same force and effect as if made at and as of such time;

(b) the Shareholders and the Corporation shall have performed or complied in all material respects with all of the terms, covenants and conditions of this Agreement to be performed or complied with by the Shareholders and the Corporation at or prior to the Closing Time pursuant hereto;

(c) on or before May 23, 2006, Petrowest shall have completed its due diligence review and, in its sole discretion, been satisfied with the results of such review;

(d) at Closing, the Shareholders shall have delivered all items which they are required to deliver pursuant to Section 6.2 and shall have duly executed and delivered an agreement to escrow the Units to be issued pursuant to Section 2.2 for release as to one quarter thereof on the Closing Date and on each of the 6 month, 12 month and 18 month anniversaries of the Closing Date in form and substance satisfactory to Petrowest, acting reasonably;

(e) the Shareholders shall have delivered opinions of the Shareholders' Counsel as to the matters in Section 3.1(a), (b), (c) and (d) and Section 3.2(a), (b), (c) and (d)(i), in form and substance satisfactory to Petrowest, acting reasonably;

(f) each of the Shareholders shall have delivered, on the Closing Date, a certificate of such Shareholder dated the Closing Date, addressed to Petrowest and signed by the Shareholder or, in the case of a Shareholder that is a corporation, signed on the Shareholder's behalf by its President or such other officer or director satisfactory to Petrowest, acting reasonably, certifying that to the knowledge of the Shareholders the representations and warranties of the Shareholder set forth in this Agreement are true and correct at the Closing Time, as if made at such

time and the Shareholder has not breached, or failed to comply with, in any material respect, any of its covenants or other obligations under this Agreement;

(g) Petrowest shall have obtained all applicable governmental, regulatory and contractual approvals to complete the transactions contemplated by this Agreement; and

(h) the Leaseback Real Property shall be transferred by the Corporation to Fitzpatrick Enterprises Ltd. and the Corporation shall have entered into a lease of the Leaseback Real Property with Fitzpatrick Enterprises Ltd. on terms acceptable to Petrowest; and

(i) the Leaseback Equipment shall be transferred by the Corporation to Fitzpatrick Enterprises Ltd. and the Corporation shall have entered into a lease of the Leaseback Equipment with Fitzpatrick Enterprises Ltd. on terms acceptable to Petrowest.

5.3 Conditions for the Benefit of the Shareholders

The Shareholders' obligations to Petrowest pursuant hereto are subject to the following conditions (which are for the exclusive benefit of the Shareholders) being satisfied in all respects at or prior to the Closing Time or such earlier time as is specified below:

(a) the representations and warranties of Petrowest in this Agreement shall be true and correct in all material respects at the Closing Time with the same force and effect as if made at and as of such time;

(b) Petrowest shall have performed or complied in all material respects with all of the terms, covenants and conditions of this Agreement to be performed or complied with by Petrowest at or prior to the Closing Time pursuant hereto;

(c) at Closing, Petrowest shall have delivered all items they are required to deliver pursuant to Section 6.3;

(d) Petrowest shall have delivered, on the Closing Date, a certificate of Petrowest dated the Closing Date, addressed to the Shareholders and signed on Petrowest's behalf by its President or such other officer or director satisfactory to the Shareholders, acting reasonably, certifying that the representations and warranties of Petrowest set forth in this Agreement are true and correct at the Closing Time, as if made at such time and Petrowest has not breached, or failed to comply with, in any material respect, any of its covenants or other obligations under this Agreement;

(e) Petrowest shall have delivered an opinion of Petrowest's Counsel as to the matters set forth in Section 3.3(a), (b), (c), (d), (e)(i), (e)(iii), (g), (i), (j), (k) and (m) in form and substance satisfactory to the Shareholders, acting reasonably; and

(f) Petrowest shall have agreed to indemnify Dan Fitzpatrick in respect of liabilities thereof pursuant to his guarantee of the obligations of the Corporation to the Royal Bank of Canada and/or secured their release therefrom, in either case in form and substance satisfactory to Mr. Fitzpatrick, acting reasonably.

ARTICLE 6
CLOSING

6.1 Closing

The Closing shall take place at the Closing Time at the offices of Petrowest' Counsel located at 4500, 855 - 2nd Street S.W., Calgary, Alberta T2P 4K7, or at such other place as may be agreed upon by the Shareholders and Petrowest.

6.2 Deliveries by the Shareholders at Closing

At Closing, the Shareholders shall deliver to Petrowest:

(a) an updated version of Schedule 3.1 indicating the beneficial owners of record of all of the Shares;

(b) an updated version of Schedule 3.2 indicating the authorized capital of the Corporation and the issued and outstanding shares of the Corporation;

(c) the certificates representing the Shares duly endorsed for transfer by the Shareholders and new share certificates issued in the name of Petrowest in respect of the Shares;

(d) certificates of the appropriate government officials, dated the Closing Date, evidencing the existence and good standing of each of the Shareholders, if a corporation and the Corporation in the jurisdiction of its organization;

(e) the minute books, corporate seals and all corporate records of the Corporation;

(f) resignations and releases of all directors and officers of the Corporation and reciprocal releases of such directors and officers by the Corporation, each in form and substance satisfactory to Petrowest;

(g) certified copies of directors' resolutions of the Corporation confirming approval of the transfer of the Shares to Petrowest in accordance with the terms and conditions of this Agreement;

(h) such other documents and instruments as Petrowest's Counsel may reasonably require; and

(i) transfers in respect of Shareholders' Loans.

6.3 Deliveries by Petrowest at Closing

At Closing, Petrowest shall pay the Base Purchase Price to the Shareholders, including delivering certificates to the Shareholders representing the Units issuable to the Shareholders pursuant to Section 2.2(b).

6.4 Closing Escrow

The items tabled at Closing pursuant to Section 6.2 and Section 6.3 shall be held in escrow until all of such items have been tabled and then shall remain in escrow until the Effective Time. At the Effective Time, provided all conditions in Article 5 have been satisfied or waived, such escrow shall be terminated and the items described in Section 6.2 shall be delivered to Petrowest and the items described in Section 6.3 shall be delivered to the Shareholders and the Closing shall have occurred. If such escrow is not released on or before 4:00 p.m. (Calgary Time) on October 31, 2006 and the Parties do not agree to an extension of the escrow, the Closing shall be deemed not to have occurred and the documents and certificates tabled by a Party pursuant to this Article 6 shall be returned to that Party.

ARTICLE 7
INDEMNITIES

7.1 Shareholders Indemnity

After Closing but subject to Section 7.4, each of the Shareholders jointly and severally agrees to indemnify and save harmless each of Petrowest, the Trust and their Affiliates from and against all Losses and Obligations which they suffer, sustain, pay or incur, directly or indirectly:

(i) as a consequence of or in connection with a breach of a representation or warranty made by any of the Shareholders or the Corporation in this Agreement or a breach by any of the Shareholders or the Corporation of any of the covenants made by any thereof in this Agreement; or

(ii) as a consequence of or in connection with any environmental matter relating to the Corporation or the Corporations Assets prior to the Closing Time;

except any such Losses and Obligations as have been caused by or result from the gross negligence or wilful misconduct of any such indemnified person. The Parties agree that for the purposes of Section 7.1(i), in the case of any breach of representation or warranty of any of the Shareholders, the measure of Losses and Obligations in respect thereof will be, dollar for dollar, the difference in what would have been the position (financial and otherwise) of the Corporation had such representation been true or the warranty not breached and the actual position (financial and otherwise) of the Corporation (given such misrepresentation or breach of warranty).

7.2 Petrowest Indemnity

After Closing, Petrowest and the Trust agree to indemnify and save harmless each of the Shareholders and their Affiliates from and against all Losses and Obligations which they suffer, sustain, pay or incur, directly or indirectly, as a consequence of or in connection with:

(i) a breach of a representation or warranty made by Petrowest or the Trust in this Agreement or a breach by Petrowest or the Trust of a covenant made by it in this Agreement; or

(ii) subject to the Shareholders' obligations in respect of the indemnity contained in Section 7.1, any matter or circumstance relating to Corporation Assets or the operation thereof which occurs after the Closing Time or which relates to the Corporation and occurs after the Closing Time;

except any such Losses and Obligations as have been caused by or result from the gross negligence or wilful misconduct of any such indemnified person.

7.3 Tax Indemnity

(a) After Closing, the Shareholders shall be jointly and severally liable to and agree to indemnify and save harmless the Corporation (which in this Section 7.3 includes the Corporation's successors and assigns) in respect of all Losses and Obligations which the Corporation may suffer, sustain, pay or incur as a consequence of or in connection with any breach of any of the representations and warranties in Section 3.2(t) to (x) inclusive.

(b) Any person entitled to indemnification as herein set forth (the "**Indemnified Parties**") shall give prompt written notice to the Shareholders whenever it becomes aware that a Claim has been or may be made for which the Shareholders may be liable pursuant to this Section 7.3 (the "**Tax Indemnity**"). Unless the Shareholders notify the Indemnified Parties that it elects not to have carriage and control of a Claim the Shareholders shall, at their own expense and employing counsel of their own choice, have full carriage and control of the contestation of any such Claim, provided that if the Claim does not relate solely to matters to which the Tax Indemnity may apply, the Indemnified Parties shall, at its own expense and employing counsel of its own choice, have full carriage and control of the contestation of the portion of the Claims relating to matters to which the Tax Indemnity does not relate; and further provided that where the Shareholders have carriage and control of a Claim neither the Indemnified Parties nor the Corporation will agree to any compromise or settlement of such Claim to which the Tax Indemnity may apply without the consent of the Shareholders which will not be unreasonably withheld. Notwithstanding the foregoing, the Shareholders' right to have carriage and control of the contestation of any such Claim shall only apply and continue to apply after payment of the amount of such Claim or the provision of such security as is necessary to avoid a lien being placed on the property of the Corporation in respect of such Claim.

Where the Shareholders have carriage and control of a Claim, if the Indemnified Parties does not consent to a settlement of a Claim to which the Tax Indemnity may apply following a request from the Shareholders to do so, the obligation of the Shareholders to indemnify the Indemnified Parties for the Claim shall be limited to the amount that the Shareholders would have been required to pay pursuant hereto in respect of the Claim if the settlement had been accepted and the Shareholders shall forthwith transfer carriage of the contestation of the Claim to the Indemnified Parties or its nominee. The Indemnified Parties, the Corporation and the Shareholders shall cooperate with each other and allow each other reasonable access to documents and records in any defence of any such Claims and shall keep each other reasonably informed of the conduct thereof. If the Shareholders elect not to have carriage and control of the contestation of the Claim, the Indemnified Parties and the Corporation shall be under no obligation to contest, settle or compromise the Claim and such failure to contest, settle or compromise the Claim shall not prejudice its rights pursuant to this Indemnity.

(c) The Parties undertake to inform each other of any audit inquiries with respect to issues to which the Tax Indemnity may apply and to cooperate with each other in making any representations prior to any assessment to which those indemnities may apply.

(d) The amounts payable in respect of the Tax Indemnity shall constitute and be treated by the parties as an adjustment to the Base Purchase Price.

7.4 Limitations on Indemnities

(a) No Claim for performance of an indemnity or in respect of a breach of any covenant, representation or warranty made in this Agreement (other than pursuant to Section 7.3) shall be made or be enforceable, whether by legal proceedings or otherwise, unless written notice of such Claim is given by the party seeking redress to the party or parties from whom redress is sought on or before: (i) in respect of a breach of Section 3.2(kk), the expiry of the statutory period in which a Claim, assessment or reassessment may be brought or effected against the Corporation in respect thereof; (ii) in respect of a breach of any of Section 3.2(t) to (x), the expiry of ninety days after the relevant Governmental Authorities shall no longer be entitled to assess liability for tax against the Corporation for any particular taxation year ended on or prior to the Closing Date, having regard without limitation, to any waivers given by the Shareholders of the Corporation in respect of any taxation year; and (iii) otherwise, the expiry of eighteen months from the Closing Date;

(b) The maximum cumulative liability of the Shareholders in respect of indemnities and breaches of the representations, warranties and covenants made by the Shareholders in this Agreement (other than pursuant to Section 7.3) shall not exceed the Adjusted Purchase Price;

(c) Except as otherwise set out herein, the parties' sole remedy for a misrepresentation or breach of a warranty or other agreement contained in this Agreement is limited to the indemnities contained in Article 7 and is limited by the provisions of this Section 7.4;

(d) Notwithstanding anything to the contrary set forth in this Agreement, the Shareholder shall have no liability to Petrowest for any specific matter or claim for which Petrowest has received an adjustment to the Purchase Price to the extent of such adjustment;

(e) Petrowest shall not be entitled to make a Claim against the Shareholders for indemnity pursuant to this Agreement unless and until the aggregate amount of all Losses and Obligations with respect to all Claims asserted by Petrowest under this Agreement (other than pursuant to Section 7.3) exceeds 1% of the Base Purchase Price. Once such minimum threshold in Losses and Obligations has been sustained by Petrowest, the entirety of all Losses and Obligations sustained by Petrowest shall be compensable under this Section 7.4, subject to the other provisions of this Section. Claims pursuant to Section 7.3 shall not be included in claims for the purposes of this Section 7.4(e);

(f) Petrowest' Losses hereunder shall be deemed reduced by the amount of any insurance proceeds and any tax benefits received by Petrowest with respect to such Losses; and

(g) Petrowest shall not be entitled to indemnity under both Section 7.3 and Section 7.1 for the same Loss.

7.5 Indemnification Procedure

(a) For purposes of this Section 7.5, the term "**Indemnifying Party**" when used in connection with a Claim shall mean the Person having an obligation to indemnify the other Party with respect to such Claim pursuant to this Agreement (other than under Section 7.3), and the term "**Indemnified Party**" when used in connection with a particular Claim shall mean the Person having the right to be indemnified with respect to such Claim by the other Party pursuant to this Agreement (other than under Section 7.3)

(b) To make claim for indemnification, an Indemnified Party shall notify the Indemnifying Party of its claim under this Section 7.5, including the specific details of and specific basis under this Agreement for its claim (the "**Claim Notice**"). In the event that the claim for indemnification is based upon a claim by a third party against the Indemnified Party (a "**Third Party Claim**"), the Indemnified Party shall provide its Claim Notice promptly after the Indemnified Party has actual knowledge of the Third Party Claim and shall enclose a copy of all papers (if any) served with respect to the Third Party Claim; provided that the failure of any Indemnified Party to give notice of a Third Party Claim as provided in this Section 7.5 shall not relieve the Indemnifying Party of its obligations under this Agreement except to the extent such failure results in

insufficient time being available to permit the Indemnifying Party to effectively defend against the Third Party Claim or otherwise materially prejudices the Indemnifying Party's ability to defend against the Third Party Claim. In the event that the claim for indemnification is based upon an inaccuracy or breach of a representation, warranty, covenant or agreement, the Claim Notice shall specify the representation, warranty, covenant or agreement which was inaccurate or breached.

(c) In the case of a claim for indemnification based upon a Third Party Claim, the Indemnifying Party shall have 30 days from its receipt of the Claim Notice to notify the Indemnified Party whether it admits or denies its liability to defend the Indemnified Party against such Third Party Claim at the sole cost and expense of the Indemnifying Party. The Indemnified Party is authorized, prior to and during such 30-day period, to file any motion, answer or other pleading that it shall deem necessary or appropriate to protect its interests or those of the Indemnifying Party and that is not prejudicial to the Indemnifying Party.

(d) If the Indemnifying Party admits its liability, it shall have the right and obligation to diligently defend, at its sole cost and expense, the Third Party Claim. The Indemnifying Party shall have full control of such defense and proceedings, including any compromise or settlement thereof. If requested by the Indemnifying Party, the Indemnified Party agrees to cooperate, at the cost and expense of the Indemnifying Party, in contesting any Third Party Claim which the Indemnifying Party elects to contest. The Indemnified Party may participate in, but not control, any defense or settlement of any Third Party Claim controlled by the Indemnifying Party pursuant to this Section 7.5(d). An Indemnifying Party shall not, without the written consent of the Indemnified Party, (i) settle any Third Party Claim or consent to the entry of any judgment with respect thereto which does not include an unconditional written release of the Indemnified Party from all liability in respect of such Third Party Claim or (ii) settle any Third Party Claim or consent to the entry of any judgment with respect thereto in any manner that may materially and adversely affect the Indemnified Party (other than as a result of money damages covered by the indemnity).

(e) If the Indemnifying Party does not admit its liability or admits its liability but fails to diligently prosecute or settle the Third Party Claim, then the Indemnified Party shall have the right to defend against the Third Party Claim at the sole cost and expense of the Indemnifying Party, with counsel of the Indemnified Party's choosing, subject to the right of the Indemnifying Party to admit its liability and assume the defense of the Third Party Claim at any time prior to settlement or final determination thereof. If the Indemnifying Party has not yet admitted its liability for a Third Party Claim, the Indemnified Party shall send written notice to the Indemnifying Party of any proposed settlement and the Indemnifying Party shall have the option for 10 days following receipt of such notice to (i) admit in writing its liability for the Third Party Claim and (ii) if liability is so admitted, reject, in its reasonable judgment, the proposed settlement.

(f) In the case of a claim for indemnification not based upon a Third Party Claim, the Indemnifying Party shall have 30 days from its receipt of the Claim Notice to (i) cure the Losses and Obligations complained of; (ii) admit its liability for such Losses or (iii) dispute the claim for such Losses and Obligations. If the Indemnifying Party does not notify the Indemnified Party within such 30-day period that it has cured the Losses and Obligations or that it disputes the claim for such Losses and Obligations, the amount of such Losses and Obligations shall conclusively be deemed a liability of the Indemnifying Party hereunder.

7.6 Materiality

For the purposes of calculating Losses and Obligations in conjunction with any breach of a representation, warranty or covenant pursuant to Sections 7.1, 7.2 or 7.3, any standard or threshold of materiality relating to such breached representation, warranty or covenant shall be ignored.

ARTICLE 8
<u>TERMINATION</u>

8.1 Termination

If this Agreement is terminated prior to the Closing occurring pursuant to Section 5.1, Section 5.2 or Section 5.3, the Parties shall be released from all obligations under this Agreement except the Confidentiality and Non-disclosure Agreement shall remain in full force and effect in accordance with its terms, and each Party shall remain liable for breaches by it of this Agreement occurring prior to such termination. Subject to the foregoing provisions of this Section, following such termination, each Party shall be responsible for the costs and expenses incurred by it in connection with this Agreement and the transactions contemplated hereby.

8.2 Survival

Subject to the limitations and provisions set forth in this Agreement, notwithstanding the occurrence of Closing and the items delivered at Closing pursuant hereto, the representations, warranties, covenants and indemnities contained in this Agreement shall survive the Closing and the delivery of the items delivered at Closing pursuant hereto for the benefit of the Parties in accordance with terms hereof. Notwithstanding any other provision of this Agreement, no limitation in respect of the survival of any provision of this Agreement or the period in respect of which any Claims or other recourse may be made shall apply insofar as the breach of the provision or the matter in respect of which recourse is sought involves fraud on the part of the Party or Parties against whom the provision is sought to be enforced or from whom such recourse is sought. If any document executed at or after Closing, pursuant hereto is inconsistent with the provisions of this Agreement, the provisions of this Agreement shall prevail unless the Parties expressly and explicitly agree to the contrary.

ARTICLE 9
ARBITRATION

9.1 Procedure

Any controversy submitted to arbitration pursuant to this Agreement shall be subject to the following principles:

(a) Upon written demand of a Party, representatives of the Parties shall meet and attempt to appoint a single arbitrator. If such representatives are unable to agree on a single arbitrator within five (5) days of such demand, then upon written demand by any Party, any Shareholder and Petrowest shall, within ten (10) days of such demand, each name an arbitrator and the two arbitrators so named shall promptly thereafter choose a third. If a Party shall fail to name an arbitrator within ten (10) days from such demand, then the arbitrator for that Party shall be appointed by any Justice of the Court of Queen's Bench of Alberta upon application by the other Party. If the two arbitrators shall fail within ten (10) days from their appointment to agree upon and appoint the third arbitrator, then such third arbitrator shall be appointed by any Justice of the Court of Queen's Bench of Alberta upon request of either Party.

(b) The arbitrator or arbitrators selected to act hereunder shall be qualified by education, experience and training to pass upon the particular question in dispute.

(c) The arbitrator or arbitrators chosen as aforesaid shall proceed immediately to hear and determine the question or questions in dispute. The decision of the single arbitrator shall be made within forty-five (45) days after his or her appointment, subject to any reasonable delay due to unforeseen circumstances. Where there are three arbitrators, the decision of the arbitrators, or a majority of them, shall be made within forty-five (45) days after the appointment of the third arbitrator, subject to any reasonable delay due to unforeseen circumstances. In the event the single arbitrator or the arbitrators, or a majority of them, fail to make a decision within the period herein prescribed, then either Party may elect to have a new single arbitrator or arbitrators chosen in the manner herein prescribed, as if none had previously been selected.

(d) The decision of the single arbitrator or the decision of the arbitrators, or a majority of them, shall be drawn up in writing and signed by the single arbitrator or by the arbitrators, or a majority of them, and shall be final and binding upon the parties hereto.

(e) The liability between the Parties hereto for the payment of the compensation and expenses of the single arbitrator or the arbitrators shall be determined by the arbitrator or arbitrators, as the case may be.

(f) Arbitration pursuant hereto shall be governed in all respects not addressed herein by the provisions of the *Arbitration Act* (Alberta) and regulations thereunder.

ARTICLE 10
NOTICES

10.1 Notices

Any notice, consent, waiver, direction or other communication required or permitted to be given under this Agreement by a party to any other party shall be in writing and shall be delivered by hand delivery, facsimile transmission or (provided that the mailing party does not know and should not reasonably have known of any disruption or anticipated disruption of postal service which might affect delivery of the mail) by registered mail (postage prepaid), addressed to the party to whom the notice is to be given, at its address for service herein. Any notice, consent, waiver, direction or other communication aforesaid shall, if hand delivered or delivered by facsimile transmission, be deemed to have been given and received on the date on which it was hand delivered or delivered by facsimile transmission to the address provided herein (if a business day and, if not, the next succeeding business day) and if sent by registered mail be deemed to have been given and received on the third business day at the point of delivery following the date on which it was so sent.

10.2 Address for Service

The address for service of each of the parties hereto shall be as follows:

if to Petrowest or the Trust:

Petrowest Services Ltd.
Suite 204, 10605 Westside Drive
Grande Prairie, AB
T8V 8E6

Attention:
Facsimile: (780) 830-0882

with a copy to:

Bennett Jones LLP
4500, 855 - 2nd Street S.W.
Calgary, AB T2P 4K7

Attention: Brad D. Markel
Facsimile: (403) 265-7219

if to the Shareholders and/or the Corporation:



Attention: Dan Fitzpatrick

with a copy to:

Macleod Dixon LLP
3700, 400 - 3rd Avenue S.W.
Calgary, AB T2P 4H2

Attention: Don Tse
Facsimile: (403) 264-5973

or such other address as may be designated by notice to the other Parties.

ARTICLE 11
MISCELLANEOUS

11.1 Further Assurances

Each Party shall, from time to time, and at all times hereafter, at the request of another Party, but without further consideration, do all such further acts and execute and deliver all such further documents and instruments as shall be reasonably required in order to fully perform and carry out the terms and intent hereof.

11.2 Time of the Essence

Time shall be of the essence of this Agreement.

11.3 Public Announcements

Until Closing has occurred, no public announcement or press release concerning the sale and purchase of the Shares shall be made by a Party or its Affiliates without the prior written consent and joint approval of the other Party, which consent and approval shall not be unreasonably withheld or delayed; provided that nothing contained herein shall prevent either Party at any time furnishing any information to any governmental agency or regulatory authority (including applicable stock exchanges) or to the public if required by Laws or the rule of a stock exchange.

11.4 Amendments and Waiver

No modification of or amendment to this Agreement shall be valid or binding unless set forth in writing and duly executed by both Parties and no waiver of any breach of any term or provisions of this Agreement shall be effective or binding unless made in writing and signed by

the Party purporting to give the same and, unless otherwise provided, shall be limited to the specific breach waived. No failure on the part of any Party in exercising any right or remedy hereunder shall operate as a waiver thereof, nor shall any single or partial exercise of any such right or remedy preclude any other or further exercise thereof or the exercise of any other right or remedy in law or in equity or by statute or otherwise conferred.

11.5 Entire Agreement

This Agreement together with the Confidentiality and Non-disclosure Agreement and the agreements and other documents to be delivered pursuant to this Agreement, constitute the entire agreement between the Parties pertaining to the subject matter of this Agreement and supersede all prior agreements, understandings, negotiations and discussions, whether oral or written, of the Parties, including the Letter of Intent and there are no warranties, representations or other agreements between the Parties in connection with the subject matter of this Agreement except as specifically set forth in this Agreement, and any document delivered pursuant to this Agreement. No supplement, modification or waiver or termination of this Agreement shall be binding unless executed in writing by the Party to be bound thereby.

11.6 Applicable Law

This Agreement shall be construed in accordance with the laws of the Province of Alberta and the laws of Canada applicable therein and shall be treated, in all respects, as an Alberta contract.

11.7 Amendments

This Agreement may only be amended by a written instrument signed by the Parties.

11.8 Severability

If any one or more of the provisions or parts thereof contained in this Agreement should be or become invalid, illegal or unenforceable in any respect in any jurisdiction, the remaining provisions or parts thereof contained herein shall be and shall be conclusively deemed to be, as to such jurisdiction, severable therefrom and:

(a) the validity, legality or enforceability of such remaining provisions or parts thereof shall not in any way be affected or impaired by the severance of the provisions or parts thereof severed; and

(b) the invalidity, illegality or unenforceability of any provision or part thereof contained in this Agreement in any jurisdiction shall not affect or impair such provision or part thereof or any other provisions of this Agreement in any other jurisdiction.

11.9 Execution in Counterpart

This Agreement may be executed in any number of counterparts with the same effect as if all signatories to the counterparts had signed one document, all such counterparts shall together constitute, and be construed as, one instrument and each of such counterparts shall,

notwithstanding the date of its execution, be deemed to bear the date first above written. Delivery of counterparts may be effected by facsimile transmission.

11.10 Benefit of the Agreement

This Agreement shall enure to the benefit of and be binding upon the respective heirs, executors, administrators, successors and permitted assigns of the Parties. No person other than the Parties and their successors and permitted assigns shall be entitled to any rights or benefits hereunder.

11.11 Assignment

This Agreement may not be assigned by any Party without the prior consent of the other Parties, provided that: (i) Petrowest may assign its rights and obligations under this agreement to an Affiliate of Petrowest if, contemporaneous therewith, such Affiliate of Petrowest agrees to be bound by all representations, warranties, covenants and indemnities of Petrowest hereunder; and (ii) any Shareholder may assign its rights and obligations under this agreement to a person, wholly-owned by one or more Shareholders, that has, subsequent to the date hereof, become a shareholder of the Corporation if, contemporaneous therewith, such person agrees to be bound by all representations, warranties, covenants and indemnities of such Shareholder. For greater certainty, it is agreed that prior to the Closing Time and as a condition of Closing, the Trust shall execute a joinder agreement satisfactory to the Shareholders, acting reasonably, pursuant to which the Trust shall agree to be bound by all representations, warranties, covenants and indemnities of Petrowest hereunder.

11.12 No Partnership

It is not the intent or purpose of the Agreement to create, and this Agreement shall not be construed as creating, any association, partnership or syndicate.

11.13 Reliance

The Parties acknowledge and agree that they have entered into this Agreement in reliance upon each of the representations, warranties, covenants and agreements herein of the other party hereto.

IN WITNESS WHEREOF the parties hereto have executed this Agreement as of the date first above written.

PETROWEST SERVICES LTD.

By: (signed) "*A. Dax Srivastava*"
President

By: (signed) "*Kenneth N. Drysdale*"
C.E.O.

1243545 ALBERTA LTD.

By: (signed) "*Dan Fitzpatrick*"
President

(signed) "*Don Tse*"
Witness

(signed) "*Dan Fitzpatrick*"

FITZPATRICK CO. LTD.

By: (signed) "*Dan Fitzpatrick*"
President

NORTHERN TRACTOR SALES AND RENTALS CO LTD.

By: (signed) "*Dan Fitzpatrick*"
President

SHARE PURCHASE AGREEMENT

THIS SHARE PURCHASE AGREEMENT made as of the 23rd day of May, 2006

AMONG:

> **PETROWEST SERVICES LTD.**, a body corporate incorporated under the laws of the Province of Alberta ("**Petrowest**")
>
> \- and -
>
> **GARY SWEETMAN**, an individual resident in the City of Grande Prairie, in the Province of Alberta
>
> \- and -
>
> **KEN DRYSDALE**, an individual resident in the City of Grande Prairie, in the Province of Alberta
>
> (each of the last two mentioned Parties are referred to as a "**Shareholder**" and are collectively referred to as the "**Shareholders**")
>
> \- and -
>
> **NEUWEST EQUIPMENT RENTALS INC.**, a body corporate incorporated under the laws of the Province of Nova Scotia (the "**Corporation**")

WHEREAS:

A. the Shareholders beneficially own all of the issued and outstanding shares of the Corporation (the "**Shares**");

B. the Shareholders agree to sell, and Petrowest agrees to buy, the Shares and Shareholder Loans upon the terms and conditions set forth herein;

C. all of the outstanding shares of Petrowest will be held, directly or indirectly, by a trust formed under the laws of Alberta or Ontario (the "**Trust**");

NOW THEREFORE, in consideration of the representations, warranties, covenants and agreements herein and other good and valuable consideration (the receipt and sufficiency of which is hereby acknowledged), the parties hereto covenant and agree as follows:

ARTICLE 1
DEFINITIONS

1.1 Definitions

In this Agreement, unless the context otherwise requires:

(a) "**Adjusted Purchase Price**" means the Base Purchase Price as adjusted by the Adjustment Amount;

(b) "**Adjustment Amount**" means the amount (which may be a negative amount) equal to the sum of:

(i) the difference obtained when the Estimated Working Capital is subtracted from the Audited Working Capital;

(ii) the difference obtained when the Audited Long Term Debt is subtracted from the Estimated Long Term Debt; and

(iii) the difference obtained when the Estimated Shareholder Loans is subtracted from the Audited Shareholder Loans;

(c) "**Affiliate**" of an entity means a person or entity that controls, is controlled by or is under common control with the subject entity. For the purpose of this definition, control means the ability, directly or indirectly, to direct the voting of more than fifty percent (50%) of the voting interests of an entity;

(d) "**Agreement**" means this agreement, including all Schedules to this agreement, as amended or supplemented from time to time, and "hereby", "hereof", "herein", "hereunder", "herewith", "hereto" and similar terms refer to this Agreement and not to any particular provision of this Agreement;

(e) "**Approved Capital Commitments**" means the capital commitments referred to in Schedule 1.1(e) hereto or as approved by Petrowest after the date hereof;

(f) "**Approved Capital Dispositions**" means the capital dispositions referred to in Schedule 1.1(e) hereto or as approved by Petrowest after the date hereof;

(g) "**Audited Working Capital**" means the Working Capital determined in accordance with the audit contemplated by Section 2.5;

(h) "**Audited Long Term Debt**" means the Long Term Debt determined in accordance with the audit contemplated by Section 2.5;

(i) "**Audited Shareholder Loans**" means the Shareholder Loans determined in accordance with the audit contemplated by Section 2.5;

(j) "**Auditors**" means PricewaterhouseCoopers LLP, Chartered Accountants of Calgary, Alberta;

(k) "**Base Purchase Price**" has the meaning ascribed to it in Section 2.2;

(l) "**Books and Records**" means all books and records of the Corporation, including financial, corporate, operation and sales books, records, books of account, sales and purchase records, lists of suppliers and customers, formulae, business reports, plans and projections and all other documents, files, records, correspondence, and other data and information, financial or otherwise, including without limitation, all data and information stored on computer-related media;

(m) "**business day**" means a day, other than a Saturday, Sunday or statutory holiday, when banks are generally open for the transaction of banking business in the City of Calgary;

(n) "**Canadian Tax Act**" means the *Income Tax Act*, R.S.C. 1985, c. 1 (5th Supplement) as amended and the *Income Tax Regulations*;

(o) "**Claim**" means any claim, demand, lawsuit, proceeding, arbitration or governmental investigation;

(p) "**Closing**" means the closing of the transactions contemplated herein;

(q) "**Closing Date**" means that date not earlier than July 7, 2006 and not later than October 31, 2006 of which Petrowest has provided not less than five days notice to the Shareholders;

(r) "**Closing Time**" means 6:30 a.m. (Calgary time) on the Closing Date, or such other time as may be agreed upon by the Parties;

(s) "**Concurrent Acquisitions**" means the acquisitions described in Schedule 1.1(s) hereto;

(t) "**Concurrent Financing**" means the financing consisting of the distribution of not less than 8.5 million and not more than 15 Million Units at a price of $10.00 per Unit, for aggregate gross proceeds of not less than $85 million;

(u) "**Corporation Assets**" means the assets, properties and rights of the Corporation, including the assets listed in Schedule 1.1(u) hereto;

(v) "**Creditor's Rights**" has the meaning ascribed thereto in Section 3.1(d);

(w) "**Effective Time**" means 12:01 a.m. on the Closing Date;

(x) "**Employee Plan**" means any employee benefit plan, program or arrangement sponsored, maintained or contributed to by any of the Shareholders or the Corporation for the benefit of employees of the Corporation, including, without limitation, bonus; pension; savings; profit sharing; deferred compensation;

supplemental retirement income; stock option; stock purchase; and hospital, medical, dental, disability, automobile, life and accident insurance plans;

(y) "**Encumbrance**" includes, without limitation, any mortgage, pledge, assignment, charge, lien, security interest or other third party interest and any agreement, option, right or privilege (whether by law, contract or otherwise) capable of becoming any of the foregoing;

(z) "**Environmental Approvals**" means all permits, certificates, licences, authorizations, consents, instructions, registrations, directions or approvals issued or required by Governmental Authorities pursuant to Environmental Laws with respect to the operation of each company in the Corporation's businesses or related to the Corporation Assets;

(aa) "**Environmental Laws**" means all Laws relating in full or in part to the protection of the Environment, product liability, and employee and public health and safety, and includes, without limitation, those Environmental Laws relating to the storage, generation, use, handling, manufacture, processing, labelling, advertising, sale, display, transportation, treatment, Release and disposal of Hazardous Substances;

(bb) "**Estimated Working Capital**" means the estimated Working Capital as of May 23, 2006 of $95,730;

(cc) "**Estimated Long Term Debt**" means the estimated Long Term Debt as of May 23, 2006 of $0;

(dd) "**Estimated Shareholder Loans**" means the estimated Shareholder Loans as of May 23, 2006 of $904,270;

(ee) "**Financial Statements**" means the audited financial statements of the Corporation for the three fiscal years ended October 31, 2003, 2004, 2005 and the unaudited financial statements of the Corporation for the three month periods ended January 31, 2005 and 2006;

(ff) "**GAAP**" has the meaning ascribed thereto in section 1.5;

(gg) "**Governmental Authorities**" means any government, regulatory authority, governmental department, agency, commission, board, tribunal, crown corporation, or court or other law, rule or regulation-making entity having or purporting to have jurisdiction on behalf of any nation, or province or state or other subdivision thereof or any municipality, district or other subdivision thereof;

(hh) "**Hazardous Substance**" means any pollutant, contaminant, waste of any nature, hazardous substance, hazardous material, toxic substance, dangerous substance or dangerous good as defined, judicially interpreted or identified in any Environmental Law;

(ii) "**including**" means "including, without limiting the generality of the foregoing";

(jj) "**Laws**" means all applicable laws, by-laws, rules, regulations, orders, ordinances, protocols, codes, guidelines, policies, notices, directions and judgements or other requirements of any Governmental Authority and includes, without limitation all Environmental Laws;.

(kk) "**Leaseback Equipment**" means the equipment described in Schedule 1.1(kk);

(ll) "**Leaseback Real Property**" means the real property described in Schedule 1.1(ll);

(mm) "**Letter of Intent**" means the letter agreement between the Shareholders, Petrowest and the Corporation;

(nn) "**Liabilities**" means all of the liabilities (including, without limitation, whether reduced to judgement, liquidated, unliquidated, fixed, contingent, matured, unmatured, disputed, undisputed, legal, equitable, secured, unsecured, present or future and includes, without limitation, all liabilities determined in accordance with GAAP in Canada) of, against or with respect to the Corporation;

(oo) "**Long Term Debt**", as at any time, shall be as determined in accordance with GAAP applied on a consistent basis (including the current portion thereof) and, for greater certainty, includes obligations under capital leases other than Leaseback Equipment and Leaseback Real Property, and excludes Shareholder Loans and future income taxes payable;

(pp) "**Losses**" means, in respect of a person and in relation to a matter, all losses, costs and damages (including all penalties and fines) which such person suffers, sustains, pays or incurs in connection with such matter and includes Taxes (other than refundable Taxes), reasonable costs of legal counsel (on a full indemnity basis) and other consultants and reasonable costs of investigating and defending Claims arising from such matter, but shall not include loss of profits, economic loss or other consequential damages suffered by such person;

(qq) "**Material Contracts**" means all contracts and other written agreements to which the Corporation is a party or by which it is bound or the Corporation Assets are subject, the performance of which will involve consideration in excess of 1% of the Base Purchase Price per year or 2.5% of the Base Purchase Price in the aggregate;

(rr) "**misrepresentation**" includes any untrue statement of a material fact, any omission to state a material fact that is required to be made and any omission to state a material fact that is necessary to be made in order for a statement not to be misleading;

(ss) "**Obligations**" means all liabilities and obligations, whether under common law, in equity, under Laws, under contract or otherwise, whether tortious,

contractual, statutory or otherwise, whether absolute or contingent and whether based on fault, strict liability or otherwise;

(tt) "**Ordinary Course of Business**" means the ordinary course of business consistent with prior custom and practice (including with respect to quantity and frequency);

(uu) "**Parties**" means the parties to this Agreement and their respective permitted assigns;

(vv) "**Permitted Encumbrances**" means the Encumbrances listed in Schedule 1.1(vv) hereto;

(ww) "**person**" includes an individual, partnership, firm, trust, body corporate, government, governmental body, agency or instrumentality, unincorporated body of persons or association;

(xx) "**Petrowest's Counsel**" means Bennett Jones LLP or such other legal counsel as may be designated by **Petrowest** and satisfactory to the Shareholders, acting reasonably;

(yy) "**Prime Rate**" means the rate of interest, expressed as a rate per annum, announced from time to time by the Canadian Imperial Bank of Commerce as its reference rate used for Canadian dollar commercial loans made in Canada and referred to by it as its "prime rate";

(zz) "**Real Property**" means all lands owned, directly or indirectly, by the Corporation and all plants, buildings, structures, erections, improvements, appurtenances and fixtures situate on or forming part of such lands;

(aaa) "**Real Property Leases**" means leases and subleases of real property;

(bbb) "**Release**" has the meaning prescribed in any Environmental Law and includes, without limitation, any release, spill, leak, pumping, pouring, emission, emptying, discharge, injection, escape, leaching, disposal, dumping, deposit, spraying, burial, abandonment, incineration, seepage, or placement;

(ccc) "**Required Approvals**" means the consents, approvals and authorizations referred to in Schedule 1.1(ccc) hereto;

(ddd) "**Shareholder Loans**" means the loans or bonuses (net of any required withholdings) owing by the Corporation due to Shareholders or employees of the Corporation described in Schedule l.l(ddd) hereto;

(eee) "**Shareholders' Counsel**" means Macleod Dixon LLP or such other legal counsel as may be designated by the Shareholders;

(fff) "**Shares**" means all of the issued and outstanding shares of the Corporation;

(ggg) **"Subsidiary"** means, with respect to a specified body corporate, any body corporate of which more than 50% of the outstanding shares ordinarily entitled to elect a majority of the board of directors thereof (whether or not shares of any other class or classes shall or might be entitled to vote upon the happening of any event or contingency) are at the time owned directly or indirectly by such specified body corporate and shall include any body corporate in like relation to a Subsidiary;

(hhh) **"Tax Records"** means all Tax Returns, books and records and correspondence related to tax matters relevant for the determination of compliance with tax laws and exposure to tax liabilities of whatever nature;

(iii) **"Tax Returns"** includes all returns, reports, declarations, elections, filings, information returns and statements required to be filed in respect of Taxes;

(jjj) **"Tax"** or **"Taxes"** means all taxes, duties, fees, premiums, assessments, levies and other charges of any kind whatsoever imposed by any taxing or other Governmental Authority, together with all interest and penalties in respect thereof;

(kkk) **"Unanimous Shareholders Agreement"** means the agreement, if any, referred to as such in Schedule 3.2(gg) hereto;

(lll) **"Units"** means trust units of the Trust; and

(mmm) **"Working Capital"**, as at any time, means the following amount (which may be a negative amount):

(a) the sum of the amount of the Corporation's current assets (including accounts receivable holdbacks) as at such time; minus

(b) the sum of the amount of the Corporation's current liabilities (including Shareholder Loans and excluding (A) the current portion of Long Term Debt and (B) future income taxes) as at such time, and for greater certainty, current liabilities shall not include leases in respect of Leaseback Equipment and Leaseback Real Property,

determined in accordance with GAAP applied on a consistent basis.

1.2 Certain Rules of Interpretation

In this Agreement and the Schedules:

(a) **Time** - time is of the essence in the performance of the Parties' respective obligations;

(b) **Currency** - unless otherwise specified, all references to money amounts are to Canadian currency;

(c) **Headings** - the descriptive headings of Articles and Sections are inserted solely for convenience of reference and are not intended as complete or accurate descriptions of the content of such Articles or Sections;

(d) **Singular, etc.** - the use of words in the singular or plural, or with a particular gender, shall not limit the scope or exclude the application of any provision of this Agreement to such person or persons or circumstances as the context otherwise permits;

(e) **Consent** - whenever a provision of this Agreement requires an approval or consent by a Party to this Agreement and notification of such approval or consent is not delivered within the applicable time limited, then, unless otherwise specified, the Party whose consent or approval is required shall be conclusively deemed to have withheld its approval or consent;

(f) **Calculation of Time** - unless otherwise specified, time periods within or following which any payment is to be made or act is to be done shall be calculated by excluding the day on which the period commences and including the day on which the period ends and by extending the period to the next business day following if the last day of the period is not a business day; and

(g) **Business Day** - whenever any payment is to be made or action to be taken under this Agreement is required to be made or taken on a day other than a business day, such payment shall be made or action taken on the next business day following such day.

1.3 Knowledge

Any reference to the knowledge of the Parties shall mean to the best of the knowledge, information and belief of such Party after making all reasonable enquiries.

1.4 Statute References

A reference in this Agreement to a statute shall be a reference to the statute and the regulations made pursuant thereto, as amended or superseded from time to time, either before or after the date hereof, unless otherwise stated or the context otherwise requires.

1.5 Accounting Principles

All reference to "GAAP" means to principles recommended, from time to time, in the Handbook of the Canadian Institute of Chartered Accountants and all accounting terms not otherwise defined in this Agreement have the meanings assigned to them in accordance with Canadian generally accepted accounting principles.

1.6 Schedules

The schedules to this Agreement, as listed below, are an integral part of this Agreement:

Schedule	Description
Schedule 1.1(e)	Approved Capital Commitments and Dispositions
Schedule 1.1(s)	Concurrent Acquisitions
Schedule 1.1(u)	Corporation Assets
Schedule 1.1(kk)	Leaseback Equipment
Schedule 1.1(ll)	Leaseback Real Property
Schedule 1.1(vv)	Permitted Encumbrances
Schedule 1.1(ccc)	Required Approvals
Schedule 1.1(ddd)	Shareholder Loans
Schedule 3.1	Shareholders
Schedule 3.2(d)	Conflicting Instruments
Schedule 3.2(h)	Insurance
Schedule 3.2(l)	Share Capital
Schedule 3.2(q)	Recent Transactions
Schedule 3.2(s)	Litigation
Schedule 3.2(y)	Guarantees
Schedule 3.2(z)	Employment Matters
Schedule 3.2(ee)	Assets Not in Working Condition
Schedule 3.2(gg)	Material Contracts
Schedule 3.2(kk)	Environmental Matters
Schedule 3.2(11)	Real Property
Schedule 3.2(mm)	Real Property Leases
Schedule 3.2(nn)	Bank Accounts
Schedule 5.1(e)	Form of Management Agreement

1.7 Conflicts

Where any provision of any Schedule to this Agreement conflicts or is at variance with any provision in the body of this Agreement, the latter shall prevail.

ARTICLE 2
PURCHASE AND SALE

2.1 Purchase and Sale

The Shareholders hereby jointly and severally agree to sell the Shares and the Shareholder Loans to Petrowest at the Effective Time in accordance with and subject to the terms and conditions of this Agreement. Petrowest hereby agrees to purchase the Shares and the Shareholder Loans from the Shareholders at the Effective Time in accordance with and subject to the terms and conditions of this Agreement.

2.2 Base Purchase Price

As consideration for the sale of the Shares and the Shareholder Loans by the Shareholders pursuant hereto, at the Effective Time, Petrowest agrees to deliver and pay to the Shareholders the aggregate amount of $10,383,505 (calculated as $9,383,505 plus the Estimated

Working Capital, plus the Estimated Shareholder Loans and minus the Estimated Long Term Debt) (the "**Base Purchase Price**"), comprised of:

(a) $4,153,405; and

(b) 623,010 Units (at an ascribed value of $10.00 each).

The Shareholders shall provide notice to Petrowest of their allocation of the Base Purchase Price between the Shares and the Shareholder Loans on or prior to Closing, which, with the consent of Petrowest, such consent not to be unreasonably withheld, shall be the agreed upon allocation. The Base Purchase Price shall first be allocated to the Shareholder Loans, in the amount thereof, and thereafter to the Shares.

2.3 Transfer and Delivery of the Shares

At the Closing Time with effect as of the Effective Time, the Shareholders shall transfer and deliver to Petrowest share certificates representing the Shares duly endorsed in blank for transfer, or accompanied by irrevocable security transfer powers of attorney duly executed in blank, in either case by the holders of record, and shall take such steps as shall be necessary to cause the Corporation to enter Petrowest or its nominee(s) upon the books of the Corporation as the holder of the respective Shares and to issue share certificates to Petrowest or its nominee(s) representing the Shares. At the Closing Time, effective as of the Effective Time, the Shareholders shall also make the deliveries specified in Section 6.2.

2.4 Tender

Any payment of money may be made by official bank draft drawn upon a Canadian chartered bank or by negotiable cheque payable in Canadian funds and certified by a Canadian chartered bank or trust company or, with the consent of the party entitled to payment, by wire transfer of immediately available funds to the account specified by that party. Any payment of Units may be made by delivery of certificates representing such Units, registered in the name of the payor or such other name as the payor, not less than two business days prior to the payment due date, gives by written notice to Petrowest.

2.5 Post-Closing Adjustments

(a) Within 90 days following the Closing Date, Petrowest shall cause the Auditors to provide an audit of the Working Capital, Shareholder Loans and Long Term Debt as at the Closing Date and based thereon, Petrowest shall make a good faith calculation of the Adjustment Amount using the amount of Working Capital, Shareholder Loans and Long Term Debt established by the Auditors. Petrowest shall prepare and deliver to the Shareholders a statement setting forth, in reasonable detail, such calculation of the Adjustment Amount and any other amount for which adjustment is provided herein and shall assist the Shareholders in verifying the amounts set forth in such statement (including, without limitation, providing access to the Auditors and any working papers in respect of the calculation of any component of the Adjustment Amount).

(b) The Shareholders may dispute all or any portion of the calculation of the Adjustment Amount by written notice to Petrowest within 30 days of the date of receipt of the statement referred to in Section 2.5(a) setting forth, in reasonable detail, the basis for the dispute. If Petrowest and the Shareholders do not agree on the calculation of the Adjustment Amount within 30 days of any notice of dispute by the Shareholders, the dispute shall be referred to arbitration pursuant to Article 9. If the Adjustment Amount as agreed to by the Petrowest and the Shareholders, or determined by arbitration, as the case may be:

(i) is a positive amount, Petrowest shall pay the overage in cash, together with simple interest thereon at the Prime Rate from the Closing Date until paid, to the Shareholders or as they may direct within 15 days of receipt of confirmation of the amount of Working Capital, Shareholder Loans, Long Term Debt and any other amounts that affect the Adjustment Amount established by the Auditors; or

(ii) is a negative amount, the Shareholders shall pay the shortfall in cash, together with simple interest thereon at the Prime Rate from the Closing Date until paid, to Petrowest within 15 days of receipt of confirmation of the amount of Working Capital, Shareholder Loans, Long Term Debt and any other amounts that affect the Adjustment Amount established by the Auditors,

and Petrowest will cause the Corporation to remit to the appropriate Governmental Authority any amount withheld as Taxes in respect of any Shareholder Loan.

(c) Petrowest and the Shareholders agree that a bonus, consistent with the Corporation's past practice, will be declared by the Corporation payable to Gary Sweetman and Ken Drysdale effective as at the Effective Time in an amount, in aggregate, equal to the taxable income of the Corporation for the period ended at the Effective Time in excess of the small business deduction under the *Income Tax Act* (Canada) which bonus shall (i) for greater certainty constitute an increase in Shareholder Loans in the calculation of the Adjustment Amount, (ii) be paid, together with interest at the Prime Rate from the Effective Time until paid (less any required withholdings), within 15 days of receipt of confirmation of the amounts referred to in (b)(i) above.

ARTICLE 3
REPRESENTATIONS AND WARRANTIES

3.1 Representation and Warranties of Shareholders

Each of the Shareholders represents and warrants to Petrowest that:

(a) if it is a corporation, it is duly organized, validly existing and in good standing under the laws of the jurisdiction of its incorporation and has the corporate

power to own or lease its property and assets and to carry on its business as now conducted by it;

(b) it has all requisite power and authority to enter into this Agreement and all documents to be delivered pursuant hereto and to perform its obligations hereunder and thereunder;

(c) if it is a corporation, the execution and delivery of this Agreement and all documents to be delivered pursuant hereto, the performance of the terms hereof and thereof and the consummation of the transactions contemplated herein and therein do not and will not result in the breach of or violate any term or provision of the charter, by-laws or governing documents of the Shareholder;

(d) this Agreement has been duly executed and delivered on behalf of the Shareholder and constitutes the legal, valid and binding obligation of the Shareholder, enforceable against the Shareholder in accordance with its terms, subject to the general qualifications that:

(i) enforceability may be limited by bankruptcy, insolvency, moratorium, reorganization or other similar laws of general application affecting creditors' rights generally;

(ii) equitable remedies, including the remedies of specific performance and injunctive relief, are available only in the discretion of the applicable court;

(iii) the equitable or statutory powers of the courts in Canada having jurisdiction to stay proceedings before them and the execution of judgments; and

(iv) rights to indemnity hereunder may be limited under applicable law;

(i), (ii), (iii) and (iv) being, collectively, "**Creditors' Rights**"; and, at the Closing, all documents required hereunder to be executed and delivered by the Shareholder will have been duly authorized, executed and delivered by the Shareholder and will constitute legal, valid and binding obligations of the Shareholder, enforceable in accordance with their terms, subject to Creditors' Rights;

(e) the Shareholder is not required to give any notice to, make any filing with, or obtain any authorization, consent or approval of any Governmental Authority in order to consummate the transactions contemplated by this Agreement and except for notices, filings, authorizations, consents or approvals which (i) if not made or obtained, would not adversely affect the Shareholder's ability to consummate the transactions contemplated by this Agreement on the terms set forth herein, or (ii) which have been previously obtained and are currently in force;

(f) the Shareholder has not incurred any obligation or liability, contingent or otherwise, for brokerage fees, finder's fees, agent's commission or other similar forms of compensation with respect to the transaction contemplated herein which will be or may become the responsibility of the Corporation, Petrowest or the Trust;

(g) all of the Shares set forth opposite the name of the Shareholder in Schedule 3.1 will be owned by the Shareholder as the beneficial owner of record, with good and marketable title, and there are no actions, suits, proceedings or claims pending or, to the best of the knowledge of the Shareholder, threatened with respect to or in any manner challenging the ownership or disposition of such securities or the exercise of any rights which are derived or attached thereto;

(h) except pursuant to this Agreement, as at the Closing Time, no person will have any agreement or option or any right or privilege (whether by law, pre-emptive right, contract or otherwise) capable of becoming an agreement, option, right or privilege for the purchase or other acquisition from the Shareholder of any of the Shares set forth opposite the name of the Shareholder in Schedule 3.1 or any interest therein;

(i) such of the Shareholder Loans as are indicated as being payable to the Shareholder are validly due and payable to the Shareholder without any right of set off or counterclaim;

(j) the Shareholder has not received notice of any Claim and is not aware of any Claim, actual or threatened, which prevents or could reasonably be expected to prevent the consummation of the transactions contemplated by this Agreement; and

(k) the Shareholder is not a non-resident of Canada for the purposes of the Canadian Tax Act.

3.2 Representations and Warranties of Shareholders

Each of the Shareholders jointly and severally represents and warrants to Petrowest that:

Corporation's Status

(a) the Corporation is duly organized, validly existing and in good standing under the laws of the jurisdiction of its incorporation, and has the corporate power to own or lease its property and assets and to carry on its business as now conducted by it;

(b) the Corporation has all requisite power and authority to enter into this Agreement and all documents to be delivered pursuant hereto and to perform its obligations hereunder and thereunder;

(c) this Agreement has been duly executed and delivered on behalf of the Corporation and constitutes a legal, valid and binding obligation of the Corporation, enforceable against the Corporation in accordance with its terms, subject to Creditors' Rights and, at the Closing, all documents required hereunder to be executed and delivered by the Corporation will have been duly authorized, executed and delivered by the Corporation and will constitute legal, valid and binding obligations of the Corporation, enforceable in accordance with their terms, subject to Creditors' Rights,

(d) the execution and delivery of this Agreement and all documents to be delivered pursuant hereto, the performance of the terms hereof and thereof and the consummation of the transactions contemplated herein and therein do not and will not:

(i) result in the breach of or violate any term or provision of the charter, by-laws or governing documents of the Corporation; or

(ii) except as set forth in Schedule 3.2(d) hereto, conflict with, result in a breach of, constitute a default under, or accelerate or permit the acceleration of the performance required by, any material agreement, instrument, licence, permit or authority to which the Corporation is a party or by which it is bound or to which any of its property is subject or result in the creation of any Encumbrance upon any of the Corporation Assets or the Shares or give to others any material interest or right, including any right of purchase, termination, cancellation or acceleration under any such agreement, instrument, license, permit or authority; or

(iii) violate any provision of law or administrative regulation or any judicial or administrative order, award, judgment or decree applicable to the Corporation or the Corporation Assets;

(e) to the best of their knowledge, the Corporation is, in all material respects, in compliance with all Laws;

(f) the Corporation holds all valid licenses, permits and similar rights and privileges, and has made all filings, applications and reports, that are required or necessary under any Laws to operate its business as currently conducted, the failure to hold which, individually or in the aggregate, would have a material adverse effect on the financial condition, results of operations or business of the Corporation and the present uses by the Corporation of its assets do not materially violate the terms of any such licenses, permits, rights or privileges or any such Laws;

(g) the Corporation has not incurred any obligation or liability, contingent or otherwise, for brokerage fees, finder's fees, agent's commission or other similar forms of compensation with respect to the transaction contemplated herein;

(h) all contracts of insurance maintained by the Corporation are listed in Schedule 3.2(h) and are in full force and effect and all premiums due and owing in connection with such policies have been paid; there exists no state or event of default under any insurance policy and there has been no notice or advice of withdrawal of any policy or any notice of conditions for continuation of any coverage that has not been complied with; and the Corporation has given notice or has otherwise presented every material claim known by the Corporation or the Shareholders to be covered by insurance under its insurance policies or contracts in a timely fashion;

(i) the Corporation does not have any Subsidiaries; and the Corporation does not have any agreements of any nature to acquire any Subsidiary, or to acquire or lease any other business operations other than as disclosed in Schedule 1.1(e);

(j) as at the Closing Time, the Corporation will not be a party to any agreements of any nature to acquire any securities of any person or to acquire, capitalize or invest in any business;

(k) at the Closing Time, the minute books, stock certificate books and stock transfer ledgers of the Corporation will be true and correct and the minute books will contain the minutes of all meetings, and all resolutions, of the directors and shareholders of the Corporation;

Capitalization

(l) the authorized capital of the Corporation and the issued and outstanding Shares of the Corporation are as set forth in Schedule 3.2(l) and all of the Shares set forth as issued are duly and validly issued and are fully paid and non-assessable and are registered as set forth in such Schedule;

(m) no person other than the Shareholders has any agreement or option or any right or privilege (whether by law, pre-emptive right, contract or otherwise) capable of becoming an agreement, option, right or privilege, including, without limitation, any convertible security, warrant or convertible obligation of any nature, for the purchase, subscription, allotment or issuance of any of the unissued shares of the Corporation;

(n) there are no restrictions in either the constating documents or the by-laws of the Corporation, nor in any unanimous shareholders' agreement or voting trust agreement or other similar collateral agreement, which would affect the transferability of Shares from the Shareholders to Petrowest and which will not have been waived prior to Closing;

Financial Status

(o) all of the Books and Records whether of a financial or accounting nature or otherwise have been made available to Petrowest and, have been maintained in accordance with prudent business practices;

(p) the Financial Statements have been prepared in accordance with GAAP applicable in Canada applied on a basis consistent with that of prior periods (except as stated therein) and present fairly the financial position of the Corporation as of the date provided therein and the results of operations and the changes in financial position for the periods then ended. As at the date of the Financial Statements, the Corporation did not have any debt or liabilities of any kind whatsoever (whether accrued, contingent, absolute or otherwise) required to be included in such Financial Statements, including, without limitation, any Liabilities and any liabilities for Taxes or pursuant to any capital lease, except for debt or liabilities as set forth in such financial statements;

(q) except as set forth in Schedule 3.2(q) or as contemplated by this Agreement or Approved Capital Commitments, since the date of the last audited financial year of the Corporation or consented to in writing by Petrowest, the Corporation has:

(i) not incurred, assumed or become subject to any Liability, except in the Ordinary Course of Business;

(ii) not granted, suffered or assumed any Encumbrance on or in respect of any of the Corporation Assets, other than Permitted Encumbrances;

(iii) not amended its charter, by-laws or other governing documents;

(iv) not conducted its business other than in all material respects in the Ordinary Course of Business and, without limitation, has not entered into, assumed or become subject to any contract out of the Ordinary Course of Business or any Material Contract;

(v) not amended or terminated any Material Contract;

(vi) not directly or indirectly, declared or paid any dividends, or declared or made any other distribution of its securities, or directly or indirectly, redeemed, purchased or otherwise acquired any of its shares, or agreed to do so, or reduced its stated capital in any manner or purchased, acquired, cancelled or redeemed, or agreed to purchase, acquire, cancel or redeem, any outstanding shares;

(vii) has not forgiven any debt or otherwise triggered or permitted to be triggered any of the provisions of the Canadian Tax Act respecting debt forgiveness including, for greater certainty, Section 79 or Sections 80 to 80.04 of such act, and has not cancelled or released any debts or claims or waived any right pertaining to the Corporation Assets;

(viii) not entered into or amended any employment or consulting agreements, other than in the Ordinary Course of Business;

(ix) not increased the salaries, benefits or other compensation payable to any of its directors, officers or employees, other than in the Ordinary Course of Business;

(x) not made any payment whatsoever to, or entered into any agreement with, any person not dealing at arm's length with the Corporation;

(xi) not entered into or amended any Employee Plan;

(xii) used its reasonable commercial efforts to maintain its business organization and preserve its relationships with suppliers, customers and others having business relations with it;

(xiii) not suffered any material adverse change, financial or otherwise, in business, financial condition, assets, properties, liabilities or operations of the Corporation or any occurrences or circumstances which have resulted or might reasonably be expected to result in a material adverse change thereto;

(xiv) not sold any material amounts of inventory or (other than, after the date hereof and prior to the Closing Date, Approved Capital Dispositions) other assets, nor increased its indebtedness other than in the Ordinary Course of Business;

(xv) maintained the Corporation Assets in a proper and prudent manner in accordance with good Canadian oilfield practices; and

(xvi) not made any change in its accounting principles and practices as theretofore applied including, without limitation, the basis upon which its assets and liabilities are recorded on its books and its earnings, profits and losses are ascertained;

(r) there is no suit, action, litigation, investigation, claim, complaint, grievance or proceeding, including appeals and applications for review, in progress, or, to the knowledge of the Shareholders, pending or threatened against or relating to the Corporation before any Governmental Authority which, if determined adversely to the Corporation, would,

(i) materially and adversely affect the properties, business, future prospects or financial condition of the Corporation,

(ii) enjoin, restrict or prohibit the transfer of all or any part of the Shares as contemplated by this Agreement, or

(iii) prevent the Shareholders or the Corporation from fulfilling all of their obligations set out in this Agreement or arising from this Agreement, and the Shareholders and the Corporation have no knowledge of any existing

ground on which any such action, suit, litigation or proceeding might be commenced with any reasonable likelihood of success;

(s) except as set forth in Schedule 3.2(s), (i) there are no judgments unsatisfied against the Corporation or any judgment, injunction, order, decree, ruling or charge of any Governmental Authority to which the Corporation or any of the Corporation Assets is subject, (ii) there are no Claims in existence to which the Corporation is a party or any of the Corporation Assets may be bound or (to the knowledge of the Shareholders and the Corporation) threatened against the Corporation or any of the Corporation Assets and (iii) to the knowledge of the Shareholders and the Corporation, there is no basis upon which a material Claim could reasonably expected to be made against the Corporation;

(t) other than the fuel tax audit which has been disclosed to Petrowest and other than amendments to filed tax returns relating to pre-Closing transactions disclosed to Petrowest, the Corporation has duly and timely (i) filed with the appropriate Governmental Authority or agency in the manner prescribed by Law all Tax Returns required to be filed by it and such Tax Returns are true, complete and accurate in all material respects; (ii) paid all Taxes (including instalments) due and payable by it and made adequate provision in the Financial Statements and accounts thereof for all Taxes payable for the periods reflected therein for which Tax Returns are not yet required to be filed and will make adequate provision in the books and records of the Corporation (including in the materials provided to the auditors in connection with the determination of the Adjustment Amount) for all Taxes payable in respect of the period then ended on the assumption that the Corporation had a taxation year ending on that date; (iii) withheld and remitted to the appropriate Governmental Authorities all amounts required to be withheld by it in respect of the Tax liability of any other person; and (iv) withheld from any amount paid to or credited by it to or for the account or benefit of any person, including any of its officers and directors and any non-resident person, the amount of all Taxes and other deductions required by any Law to be withheld from any such amount and has duly and timely remitted the same to the appropriate taxing or other governmental authority or agency. Notices of assessment of Canadian federal and provincial income tax liabilities of the Corporation have been issued for all taxation years ending on or prior to date of last completed financial year ended more than six months prior to this Agreement, and the Corporation is current with respect to its filing of returns for goods and services taxes payable pursuant to the *Excise Tax Act* (Canada). There are no claims, actions, suits, audits, proceedings, investigations or other actions pending or, to the knowledge of any of the Shareholders, threatened in respect of Taxes;

(u) all filings made by any of the Shareholders or the Corporation under which the Corporation has received or is entitled to government incentives, have been made in accordance, in all material respects, with all Laws and contain no misrepresentations which could cause any amount previously paid to, or

credited to, or previously accrued on the accounts of the Corporation to be recovered or disallowed;

(v) the Corporation is not a party to any current agreement or other arrangement with any taxation authority and there are no waivers or objections extending the statutory period or providing for an extension of time with respect to the assessment or reassessment or payment of Taxes payable by the Corporation or Tax Returns required to be filed by the Corporation;

(w) the Corporation is not engaged in any discussions or negotiations with any taxation authorities in respect of its Taxes;

(x) except for reserves for income taxes accruing in the current fiscal year, the reserves and accrued liabilities disclosed on or reflected in the Financial Statements and the Books and Records are sufficient in all respects to provide for the liabilities in respect of which they have been established;

(y) (except as set forth in Schedule 3.2(y), each of which will be discharged without liability to the Corporation on or prior to the Closing Date) the Corporation has not guaranteed, endorsed, assumed or indemnified, contingently or otherwise, the obligations or indebtedness of any other person;

Employees

(z) except as set forth in Schedule 3.2(z), the Corporation is not a party to any written employment contract, consulting agreement, collective bargaining agreement or employee association agreement; the Corporation has not conducted and is not now conducting any negotiations with any labour unions or employee associations; the Corporation has complied with all of its obligations in respect of employment insurance programs, Canada Pension Plan payments and Worker's Compensation payments;

(aa) the only employees of the Corporation are listed in Schedule 3.2(z);

(bb) all Employee Plans are listed in Schedule 3.2(z) and:

(i) the Corporation has paid or provided for all liabilities for wages, vacation pay, salaries, bonuses, pensions and all other amounts payable under the Employee Plans;

(ii) each of the Employee Plans complies with and has been administered in substantial compliance with the terms thereof and Laws; and

(iii) have been, or will by Closing be, terminated with no further Liability of the Corporation or Petrowest, provided that Petrowest has provided for a replacement plan the terms of which are satisfactory to the Shareholders acting reasonably;

(cc) no Affiliate, director, officer or employee of the Corporation (past or present) or any person not dealing at "**arm's length**" (within the meaning of the Canadian Tax Act) with any such person is indebted to the Corporation and (other than the Shareholder Loans) the Corporation is not indebted to any such person. All transactions between the Corporation and any person not dealing at arm's length were undertaken for fair market value consideration;

Assets

(dd) the Corporation is the sole beneficial and (where its interests are registrable) the sole registered owner of all of the Corporation Assets, with good and valid title, free and clear of all Encumbrances other than Permitted Encumbrances. In particular, without limiting the generality of the foregoing, there has been no assignment, subletting or granting of any licence (of occupation or otherwise) of or in respect of any of the Corporation Assets or any granting of any agreement or right capable of becoming an agreement or option for the purchase of any of the Corporation Assets;

(ee) the Corporation has no material assets except as set forth in Schedule 1.1(u), the Corporation Assets are in good working order for the prudent pursuit of the Corporation's business except as set forth in Schedule 3.2(ee) and the Corporation owns or leases all the assets necessary for the conduct of its business as now conducted by it;

(ff) the accounts receivable of the Corporation in all material respects are good and collectible at the aggregate recorded amounts, except to the extent of any reserves provided for such accounts in the Books and Records for the Corporation, and are not subject to any defence, counterclaim or set off;

(gg) the Corporation has made available to Petrowest a correct and complete copy of each Material Contract (as amended to date), all of which are listed in Schedule 3.2(gg). The Corporation is not in breach of any such Material Contracts in any material respect nor has any circumstance occurred or does any circumstance exist that with the passage of time, notice or both, constitute such a breach, and, to the knowledge of the Shareholders and the Corporation, no third party to any of such Material Contracts is in breach of any such Material Contracts;

(hh) the Corporation has not received any notice alleging its default under any Material Contract, which default has not been rectified as of the date hereof;

(ii) the Corporation is not a party to or bound or affected by any commitment, agreement or document containing any covenant expressly limiting the freedom of the Corporation to compete in any line of business, transfer or move any of its assets or operations or which materially or adversely affects the business practices, operations or conditions of the Corporation or the continued operation of its business after the Closing Date;

(jj) to the knowledge of the Shareholders and the Corporation, the Corporation has not interfered with, infringed upon, misappropriated or otherwise come into conflict with any patent, copyright, trademark, trade secret or other intellectual property rights of any person or received notice of any Claim of any person that they have done so;

Environmental

(kk) except as disclosed in Schedule 3.2(kk),

(i) to the knowledge of the Shareholders, all Environmental Approvals required to be held by the Corporation have been obtained, are listed in Schedule 3.2(kk), are valid and in full force and effect, have been and are being complied with in all material respects, and there have been and are no proceedings commenced, applications for proceedings made, nor to the knowledge of the Shareholders have there been any proceedings or applications for proceedings threatened to revoke or amend any Environmental Approvals;

(ii) to the knowledge of the Shareholders, any Release by the Corporation of any Hazardous Substance into the Environment complied and complies with all Environmental Laws;

(iii) the Corporation has not entered into an agreement that may require it to pay, reimburse, guarantee, pledge, defer, indemnify or hold harmless any person from or against any liability or cost relating to any Release of Hazardous Substance or environmental condition or arising from any non-compliance with any Environmental Law;

(iv) the Corporation has not been prosecuted for or convicted of any offence under Environmental Laws or found liable in any proceeding to pay any fine or judgment to any person as a result of any Release or threatened Release of any Hazardous Substance into the Environment or the breach of any Environmental Law and there are no proceedings pending or, to the knowledge of the Shareholders and the Corporation, threatened relating to the foregoing and, to the knowledge of the Shareholders and the Corporation, there is no basis for any such proceedings; and

(v) to the knowledge of the Shareholders and the Corporation, there is no above-ground or underground storage tank, urea formaldehyde foam insulation, friable asbestos, polychlorinated biphenyls ("**PCBs**") or radioactive substance in, on or under the property covered by any Real Property Leases;

Real Property

(ll) Schedule 3.2(ll) sets forth a complete list of all of the Real Property and a legal description for such Real Property. The Corporation is the legal and beneficial

owner of the Real Property (as set forth in Schedule 3.2(11)) in fee simple, with good and marketable title thereto, free and clear of all Encumbrances other than Permitted Encumbrances. All accounts for work and services performed or materials placed or furnished upon or in respect of the construction and completion of any of the buildings, improvements or other structures constructed on the Real Property have been fully paid and no one is entitled to claim a lien under the *Builders' Lien Act* (Alberta) or other similar legislation for such work performed by or on behalf of the Corporation. There are no matters affecting the right, title and interest of the Corporation in and to the Real Property (as set forth in Schedule 3.2(11)), which in the aggregate, would materially and adversely affect the ability of the Corporation to carry on its business upon the Real Property (as set forth in Schedule 3.2(11);

(mm) the Corporation is not a party to any Real Property Leases other than those listed in Schedule 3.2(mm). The Corporation is not in breach of any such Real Property Leases in any material respect nor has any circumstance occurred or does any circumstance exist that with the passage of time, notice or both, constitute such a breach, and, to the knowledge of the Shareholders and the Corporation, no third party to any of such Real Property Leases is in breach of any such Real Property Leases;

Miscellaneous

(nn) Schedule 3.2(nn) sets forth a complete list of every financial institution in which the Corporation maintains any depository or other account or safety deposit box and the names of all persons authorized to draw on or who have access to such accounts or safety deposit box; and

(oo) the information provided by or on behalf of the Shareholders or the Corporation with respect to the Corporation constitutes full, plain and true disclosure of all material facts relating to the Corporation, its business, operations and capital, there are no misrepresentations in any written information provided by or on behalf of the Shareholders or the Corporation to Petrowest and none of the Shareholders or the Corporation has knowingly withheld from Petrowest any information, documents or agreements relevant to the Corporation Assets or the Corporation which might reasonably be expected to be material to a purchaser of the Shares or Corporation Assets.

3.3 Representations and Warranties of Petrowest and the Trust

Each of Petrowest and the Trust jointly and severally represents and warrants to each of the Shareholders that:

(a) Petrowest is duly organized and validly existing and in good standing under the law of the jurisdiction of its incorporation and has the corporate power to own or lease its property and assets and to carry on its business as now conducted by it and is duly licensed or qualified to carry on business in each jurisdiction as the nature of its business requires and, at the Closing Date, will have such power

and be so licensed or qualified as is required by its business as proposed to be conducted;

(b) at Closing, the Trust will be duly organized and validly existing and in good standing under the law of the jurisdiction of its formation and have the power to own or lease its property and assets and to carry on its business as proposed to be conducted by it and will be duly licensed or qualified to carry on business in each jurisdiction as the nature of its business requires;

(c) Petrowest has all requisite power and authority to enter into this Agreement and all documents to be delivered pursuant hereto and to perform its obligations hereunder and thereunder;

(d) at Closing, the Trust will have all requisite power and authority to enter into this Agreement and all documents to be delivered pursuant hereto and to perform its obligations hereunder and thereunder;

(e) the execution and delivery of this Agreement and all documents to be delivered pursuant hereto, the performance of the terms hereof and thereof and the consummation of the transactions contemplated herein and therein do not and will not:

  (i) result in the breach of or violate any term or provision of the charter, by-laws or governing documents of Petrowest or the declaration of trust of the Trust; or

  (ii) conflict with, result in a breach of, constitute a default under, or accelerate or permit the acceleration of the performance required by, any material agreement, instrument, licence, permit or authority to which Petrowest or the Trust is a party or by which it is bound or to which any of its property is subject or result in the creation of any Encumbrance upon any of the assets of Petrowest or the Trust or give to others any material interest or right, including any right of purchase, termination, cancellation or acceleration under any such agreement, instrument, license, permit or authority; or

  (iii) violate any provision of law or administrative regulation or any judicial or administrative order, award, judgment or decree applicable to Petrowest or the Trust;

(f) each of the Trust and Petrowest is, in all material respects, in compliance with all Laws;

(g) this Agreement has been duly executed and delivered by Petrowest and constitutes a legal, valid and binding obligation of Petrowest enforceable in accordance with its terms and all documents to be delivered by Petrowest or the Trust, as the case may be, pursuant hereto will be duly executed and delivered by Petrowest and will constitute legal, valid and binding obligations of

Petrowest and the Trust, respectively, enforceable in accordance with their respective terms;

(h) neither Petrowest nor the Trust have or will have carried on any active business other than the organization of, and preparation for the consummation of, the Concurrent Acquisitions, the Concurrent Financing and related matters;

(i) the authorized capital of Petrowest is comprised of an unlimited number of common shares and, as of the Closing Date, all of the issued and outstanding common shares will be held by the Trust;

(j) at Closing, the authorized capital of the Trust will be comprised of an unlimited number of Units of which, prior to the Closing, the closing of the Concurrent Acquisitions and the closing of the Concurrent Financing, not more than 1,500,000 Units (including subordinated units) will be issued and outstanding, each fully paid and non-assessable and, after the closing of the Concurrent Acquisitions and the closing of the Concurrent Financing, not more than 1,500,000 Units (including subordinated units) will be issued and outstanding, each fully paid and non-assessable;

(k) the Trust will, on the Closing Date, be a mutual fund trust under the Canadian Tax Act;

(l) each of the agreements relating to the Concurrent Acquisitions is substantially the same as this Agreement (other than price);

(m) the Units to be issued pursuant to Section 2.2 will be duly and validly issued and delivered as fully paid and non-assessable trust units of the Trust and, other than the escrow contemplated by section 5.2(d), will not be subject to any escrow or restriction on trading;

(n) at Closing, the prospectus filed in connection with the Concurrent Financing will contain full, true and plain disclosure of all material facts relating to the Trust and Petrowest, their prospective businesses, operations and capital (excluding the business, operations and capital of the Corporation).

(o) other than the fee payable to Westwind Partners Inc., Petrowest has not incurred any obligation or liability, contingent or otherwise, for brokerage fees, finder's fees, agent's commission or other similar forms of compensation with respect to the transactions contemplated herein;

(p) there is no suit, action, litigation, investigation, claim, complaint, grievance or proceeding, including appeals and applications for review, in progress, or, to the knowledge of Petrowest, pending or threatened against or relating to Petrowest or the Trust before any court, Governmental Authority, commission, board, bureau, agency or arbitration panel which, if determined adversely to Petrowest, would,

(i) materially and adversely affect the properties, business, future prospects or financial condition of Petrowest or the Trust,

(ii) enjoin, restrict or prohibit the transfer of all or any part of the Shares or the issue of Units as contemplated by this Agreement; or

(iii) prevent Petrowest from fulfilling all of its obligations set out in this Agreement or arising from this Agreement, and Petrowest has no knowledge of any existing ground on which any such action, suit, litigation or proceeding might be commenced with any reasonable likelihood of success. There is not presently outstanding against Petrowest any judgement, decree, injunction, rule or order of Governmental Authority; and

(q) Petrowest is not a "non Canadian" within the meaning of the *Investment Canada Act*.

3.4 Non-Waiver

No investigations made by or on behalf of Petrowest or the Shareholders at any time shall have the effect of waiving, diminishing the scope or otherwise affecting any representation or warranty made by the Shareholders or Petrowest, as the case may be, in or pursuant to this Agreement. No waiver of any condition or other provisions, in whole or in part, shall constitute as a waiver of any other condition or provision (whether or not similar) nor shall such waiver constitute a continuing waiver unless otherwise expressly provided.

3.5 Nature and Survival

All representations, warranties and covenants contained in this Agreement on the part of each of the Parties shall survive the Closing, the execution and delivery under this Agreement of any share or security transfer instruments or other documents of title to any of the Shares and the payment of the consideration for the Shares.

ARTICLE 4
COVENANTS

4.1 Covenants of the Shareholders and the Corporation

(a) From the date hereof to and until the Closing Date, the Shareholders and the Corporation shall permit Petrowest, Petrowest's Counsel and Petrowest's authorized representatives to have full access to all files, premises, properties, personnel, books, records (including Tax Records), auditors, contracts and documents of or pertaining to the Corporation and any predecessor corporations or entities prior to Closing for purposes of performing due diligence with respect to the Corporation and its assets and affairs. The provisions of the Confidentiality and Non-disclosure Agreement shall continue to be applicable to

any information made available by such parties pursuant to the provisions of this Agreement.

(b) Each of the Shareholders and the Corporation who is a party to or bound by the Unanimous Shareholders Agreement hereby agrees and consents to the termination of such agreement immediately prior to the Closing Time and, subject to Closing occurring, hereby irrevocably waives and releases each of the others from and in respect of any and all obligations thereunder, whether due on, prior to or after the date hereof.

(c) Upon any restructuring or reorganization of the Corporation resulting in any person, other than the Shareholders, acquiring any of the Shares, the Shareholders shall cause such person to execute a counterpart signature page to this Agreement.

4.2 Efforts to Satisfy Conditions

Each Party shall use all reasonable commercial efforts and shall proceed diligently, honestly and in good faith to cause the conditions set forth in Section 5.1, Section 5.2 and Section 5.3 which are within its reasonable control to be satisfied. Each Party shall provide such information and cooperation to the other Party as it may reasonably request in connection with the satisfaction of such conditions.

4.3 Tax Returns

(a) The Shareholders shall cause the Corporation to prepare and file in a timely manner (at its cost and in consultation with the Shareholders) all Tax Returns required to be filed by the Corporation for any period that ends on or before the Closing Date and for which Tax Returns have not been filed as of the Closing Date. Petrowest shall obtain the consent of Shareholders to any Tax Returns filed in respect of any period ending on or prior to the Closing Date, which consent shall be deemed received unless the Shareholders advises otherwise within 10 business days following receipt of the return and request for consent. The Shareholders and Petrowest shall co-operate fully with each other and none of the Parties will unreasonably withhold its consent to a request made by any other Party with respect to such Tax Returns. Such Tax Returns will be prepared in accordance with reasonable business practices and the Corporation's past practices. The Parties agree that an election shall be made by the Corporation in its Tax Return filed for its taxation year ending immediately before the acquisition of control by Petrowest not to have subsection 256(9) of the Canadian Tax Act apply, with the result that the taxation year of the Corporation shall end immediately before the Closing Time.

(b) No Tax Returns shall be filed by any of the Shareholders between the date hereof and the Closing Date except with the prior written consent of Petrowest, which consent shall not be unreasonably withheld.

4.4 Covenant of Petrowest

Upon the organization and formation of the Trust, Petrowest shall cause the Trust to execute an agreement, in a form acceptable to the Shareholders acting reasonably, whereby the Trust agrees to be bound by its representations, warranties, covenants and indemnities hereunder.

ARTICLE 5
CONDITIONS TO CLOSING

5.1 Mutual Conditions

The obligations of Petrowest, the Shareholders and the Corporation pursuant hereto are subject to the following conditions being satisfied in all respects at or prior to the Closing Time, or such earlier time as is specified below:

(a) there shall not be any suit, action or other proceeding that shall, at Closing, be pending against any of the Parties before any Governmental Authority and no law, regulation or policy shall have been proposed, enacted or applied: (i) making illegal or seeking to restrain, prohibit or obtain damages or other relief in connection with the consummation of the transactions contemplated by this Agreement; (ii) prohibiting or materially limiting the ownership or operation by Petrowest of a material portion of the business or assets thereof or requiring Petrowest to dispose of or hold separately any such portion of any Shares or Corporation Assets, as applicable; or (iii) making the consummation of the transactions contemplated by this Agreement materially more costly to Petrowest or materially reducing the value of the Shares;

(b) all Required Approvals shall have been obtained on terms acceptable to the Shareholders and Petrowest, acting reasonably, at or prior to the Closing Time;

(c) the commercial terms of the Trust are satisfactory to the Shareholders and Petrowest, in each case, acting reasonably, including:

(i) the Concurrent Financing shall have closed or be closing at the Closing Time; and

(ii) such of the Concurrent Acquisitions as have an aggregate Base Purchase Price not less than $100 million shall have closed or be closing at the Closing Time; and

(d) Petrowest and each of the persons listed in Schedule 5.1(e) hereto shall have executed and delivered a management agreement in the form set forth in such Schedule.

5.2 Conditions for the Benefit of Petrowest

The obligations of Petrowest to buy the Shares and Shareholder Loans from the Shareholders pursuant hereto are subject to the following conditions (which are for the exclusive benefit of Petrowest) being satisfied in all respects at or prior to the Closing Time, or such earlier time as is specified below:

(a) the representations and warranties of the Shareholders in this Agreement shall be true and correct in all material respects at the Closing Time with the same force and effect as if made at and as of such time;

(b) the Shareholders and the Corporation shall have performed or complied in all material respects with all of the terms, covenants and conditions of this Agreement to be performed or complied with by the Shareholders and the Corporation at or prior to the Closing Time pursuant hereto;

(c) on or before May 23, 2006, Petrowest shall have completed its due diligence review and, in its sole discretion, been satisfied with the results of such review;

(d) at Closing, the Shareholders shall have delivered all items which they are required to deliver pursuant to Section 6.2 and shall have duly executed and delivered an agreement to escrow the Units to be issued pursuant to Section 2.2 for release as to one quarter thereof on the Closing Date and on each of the 6 month, 12 month and 18 month anniversaries of the Closing Date in form and substance satisfactory to Petrowest, acting reasonably;

(e) the Shareholders shall have delivered opinions of the Shareholders' Counsel as to the matters in Section 3.1(a), (b), (c) and (d) and Section 3.2(a), (b), (c) and (d)(i), in form and substance satisfactory to Petrowest, acting reasonably;

(f) each of the Shareholders shall have delivered, on the Closing Date, a certificate of such Shareholder dated the Closing Date, addressed to Petrowest and signed by the Shareholder or, in the case of a Shareholder that is a corporation, signed on the Shareholder's behalf by its President or such other officer or director satisfactory to Petrowest, acting reasonably, certifying that to the knowledge of the Shareholders the representations and warranties of the Shareholder set forth in this Agreement are true and correct at the Closing Time, as if made at such time and the Shareholder has not breached, or failed to comply with, in any material respect, any of its covenants or other obligations under this Agreement; and

(g) Petrowest shall have obtained all applicable governmental, regulatory and contractual approvals to complete the transactions contemplated by this Agreement.

5.3 Conditions for the Benefit of the Shareholders

The Shareholders' obligations to Petrowest pursuant hereto are subject to the following conditions (which are for the exclusive benefit of the Shareholders) being satisfied in all respects at or prior to the Closing Time or such earlier time as is specified below:

(a) the representations and warranties of Petrowest in this Agreement shall be true and correct in all material respects at the Closing Time with the same force and effect as if made at and as of such time;

(b) Petrowest shall have performed or complied in all material respects with all of the terms, covenants and conditions of this Agreement to be performed or complied with by Petrowest at or prior to the Closing Time pursuant hereto;

(c) at Closing, Petrowest shall have delivered all items they are required to deliver pursuant to Section 6.3;

(d) Petrowest shall have delivered, on the Closing Date, a certificate of Petrowest dated the Closing Date, addressed to the Shareholders and signed on Petrowest's behalf by its President or such other officer or director satisfactory to the Shareholders, acting reasonably, certifying that the representations and warranties of Petrowest set forth in this Agreement are true and correct at the Closing Time, as if made at such time and Petrowest has not breached, or failed to comply with, in any material respect, any of its covenants or other obligations under this Agreement; and

(e) Petrowest shall have delivered an opinion of Petrowest's Counsel as to the matters set forth in Section 3.3(a), (b), (c), (d), (e)(i), (e)(iii), (g), (i), (j), (k) and (m) in form and substance satisfactory to the Shareholders, acting reasonably.

ARTICLE 6
CLOSING

6.1 Closing

The Closing shall take place at the Closing Time at the offices of Petrowest' Counsel located at 4500, 855 - 2nd Street S.W., Calgary, Alberta T2P 4K7, or at such other place as may be agreed upon by the Shareholders and Petrowest.

6.2 Deliveries by the Shareholders at Closing

At Closing, the Shareholders shall deliver to Petrowest:

(a) an updated version of Schedule 3.1 indicating the beneficial owners of record of all of the Shares;

(b) an updated version of Schedule 3.2 indicating the authorized capital of the Corporation and the issued and outstanding shares of the Corporation;

(c) the certificates representing the Shares duly endorsed for transfer by the Shareholders and new share certificates issued in the name of Petrowest in respect of the Shares;

(d) certificates of the appropriate government officials, dated the Closing Date, evidencing the existence and good standing of each of the Shareholders, if a corporation and the Corporation in the jurisdiction of its organization;

(e) the minute books, corporate seals and all corporate records of the Corporation;

(f) resignations and releases of all directors and officers of the Corporation and reciprocal releases of such directors and officers by the Corporation, each in form and substance satisfactory to Petrowest;

(g) certified copies of directors' resolutions of the Corporation confirming approval of the transfer of the Shares to Petrowest in accordance with the terms and conditions of this Agreement;

(h) such other documents and instruments as Petrowest's Counsel may reasonably require; and

(i) transfers in respect of Shareholders' Loans.

6.3 Deliveries by Petrowest at Closing

At Closing, Petrowest shall pay the Base Purchase Price to the Shareholders, including delivering certificates to the Shareholders representing the Units issuable to the Shareholders pursuant to Section 2.2(b).

6.4 Closing Escrow

The items tabled at Closing pursuant to Section 6.2 and Section 6.3 shall be held in escrow until all of such items have been tabled and then shall remain in escrow until the Effective Time. At the Effective Time, provided all conditions in Article 5 have been satisfied or waived, such escrow shall be terminated and the items described in Section 6.2 shall be delivered to Petrowest and the items described in Section 6.3 shall be delivered to the Shareholders and the Closing shall have occurred. If such escrow is not released on or before 4:00 p.m. (Calgary Time) on October 31, 2006 and the Parties do not agree to an extension of the escrow, the Closing shall be deemed not to have occurred and the documents and certificates tabled by a Party pursuant to this Article 6 shall be returned to that Party.

ARTICLE 7
INDEMNITIES

7.1 Shareholders Indemnity

After Closing but subject to Section 7.4, each of the Shareholders jointly and severally agrees to indemnify and save harmless each of Petrowest, the Trust and their Affiliates from

and against all Losses and Obligations which they suffer, sustain, pay or incur, directly or indirectly:

(i) as a consequence of or in connection with a breach of a representation or warranty made by any of the Shareholders or the Corporation in this Agreement or a breach by any of the Shareholders or the Corporation of any of the covenants made by any thereof in this Agreement; or

(ii) as a consequence of or in connection with any environmental matter relating to the Corporation or the Corporations Assets prior to the Closing Time;

except any such Losses and Obligations as have been caused by or result from the gross negligence or wilful misconduct of any such indemnified person. The Parties agree that for the purposes of Section 7.1(i), in the case of any breach of representation or warranty of any of the Shareholders, the measure of Losses and Obligations in respect thereof will be, dollar for dollar, the difference in what would have been the position (financial and otherwise) of the Corporation had such representation been true or the warranty not breached and the actual position (financial and otherwise) of the Corporation (given such misrepresentation or breach of warranty).

7.2 Petrowest Indemnity

After Closing, Petrowest and the Trust agree to indemnify and save harmless each of the Shareholders and their Affiliates from and against all Losses and Obligations which they suffer, sustain, pay or incur, directly or indirectly, as a consequence of or in connection with:

(i) a breach of a representation or warranty made by Petrowest or the Trust in this Agreement or a breach by Petrowest or the Trust of a covenant made by it in this Agreement; or

(ii) subject to the Shareholders' obligations in respect of the indemnity contained in Section 7.1, any matter or circumstance relating to Corporation Assets or the operation thereof which occurs after the Closing Time or which relates to the Corporation and occurs after the Closing Time;

except any such Losses and Obligations as have been caused by or result from the gross negligence or wilful misconduct of any such indemnified person.

7.3 Tax Indemnity

(a) After Closing, the Shareholders shall be jointly and severally liable to and agree to indemnify and save harmless the Corporation (which in this Section 7.3 includes the Corporation's successors and assigns) in respect of all Losses and Obligations which the Corporation may suffer, sustain, pay or incur as a consequence of or in connection with any breach of any of the representations and warranties in Section 3.2(t) to (x) inclusive.

(b) Any person entitled to indemnification as herein set forth (the "**Indemnified Parties**") shall give prompt written notice to the Shareholders whenever it becomes aware that a Claim has been or may be made for which the Shareholders may be liable pursuant to this Section 7.3 (the "**Tax Indemnity**"). Unless the Shareholders notify the Indemnified Parties that it elects not to have carriage and control of a Claim the Shareholders shall, at their own expense and employing counsel of their own choice, have full carriage and control of the contestation of any such Claim, provided that if the Claim does not relate solely to matters to which the Tax Indemnity may apply, the Indemnified Parties shall, at its own expense and employing counsel of its own choice, have full carriage and control of the contestation of the portion of the Claims relating to matters to which the Tax Indemnity does not relate; and further provided that where the Shareholders have carriage and control of a Claim neither the Indemnified Parties nor the Corporation will agree to any compromise or settlement of such Claim to which the Tax Indemnity may apply without the consent of the Shareholders which will not be unreasonably withheld. Notwithstanding the foregoing, the Shareholders' right to have carriage and control of the contestation of any such Claim shall only apply and continue to apply after payment of the amount of such Claim or the provision of such security as is necessary to avoid a lien being placed on the property of the Corporation in respect of such Claim. Where the Shareholders have carriage and control of a Claim, if the Indemnified Parties does not consent to a settlement of a Claim to which the Tax Indemnity may apply following a request from the Shareholders to do so, the obligation of the Shareholders to indemnify the Indemnified Parties for the Claim shall be limited to the amount that the Shareholders would have been required to pay pursuant hereto in respect of the Claim if the settlement had been accepted and the Shareholders shall forthwith transfer carriage of the contestation of the Claim to the Indemnified Parties or its nominee. The Indemnified Parties, the Corporation and the Shareholders shall cooperate with each other and allow each other reasonable access to documents and records in any defence of any such Claims and shall keep each other reasonably informed of the conduct thereof. If the Shareholders elect not to have carriage and control of the contestation of the Claim, the Indemnified Parties and the Corporation shall be under no obligation to contest, settle or compromise the Claim and such failure to contest, settle or compromise the Claim shall not prejudice its rights pursuant to this Indemnity.

(c) The Parties undertake to inform each other of any audit inquiries with respect to issues to which the Tax Indemnity may apply and to cooperate with each other in making any representations prior to any assessment to which those indemnities may apply.

(d) The amounts payable in respect of the Tax Indemnity shall constitute and be treated by the parties as an adjustment to the Base Purchase Price.

7.4 Limitations on Indemnities

(a) No Claim for performance of an indemnity or in respect of a breach of any covenant, representation or warranty made in this Agreement (other than pursuant to Section 7.3) shall be made or be enforceable, whether by legal proceedings or otherwise, unless written notice of such Claim is given by the party seeking redress to the party or parties from whom redress is sought on or before: (i) in respect of a breach of Section 3.2(kk), the expiry of the statutory period in which a Claim, assessment or reassessment may be brought or effected against the Corporation in respect thereof; (ii) in respect of a breach of any of Section 3.2(t) to (x), the expiry of ninety days after the relevant Governmental Authorities shall no longer be entitled to assess liability for tax against the Corporation for any particular taxation year ended on or prior to the Closing Date, having regard without limitation, to any waivers given by the Shareholders of the Corporation in respect of any taxation year; and (iii) otherwise, the expiry of eighteen months from the Closing Date;

(b) The maximum cumulative liability of the Shareholders in respect of indemnities and breaches of the representations, warranties and covenants made by the Shareholders in this Agreement (other than pursuant to Section 7.3) shall not exceed the Adjusted Purchase Price;

(c) Except as otherwise set out herein, the parties' sole remedy for a misrepresentation or breach of a warranty or other agreement contained in this Agreement is limited to the indemnities contained in Article 7 and is limited by the provisions of this Section 7.4;

(d) Notwithstanding anything to the contrary set forth in this Agreement, the Shareholder shall have no liability to Petrowest for any specific matter or claim for which Petrowest has received an adjustment to the Purchase Price to the extent of such adjustment;

(e) Petrowest shall not be entitled to make a Claim against the Shareholders for indemnity pursuant to this Agreement unless and until the aggregate amount of all Losses and Obligations with respect to all Claims asserted by Petrowest under this Agreement (other than pursuant to Section 7.3) exceeds 1% of the Base Purchase Price. Once such minimum threshold in Losses and Obligations has been sustained by Petrowest, the entirety of all Losses and Obligations sustained by Petrowest shall be compensable under this Section 7.4, subject to the other provisions of this Section. Claims pursuant to Section 7.3 shall not be included in claims for the purposes of this Section 7.4(e);

(f) Petrowest' Losses hereunder shall be deemed reduced by the amount of any insurance proceeds and any tax benefits received by Petrowest with respect to such Losses; and

(g) Petrowest shall not be entitled to indemnity under both Section 7.3 and Section 7.1 for the same Loss.

7.5 Indemnification Procedure

(a) For purposes of this Section 7.5, the term "**Indemnifying Party**" when used in connection with a Claim shall mean the Person having an obligation to indemnify the other Party with respect to such Claim pursuant to this Agreement (other than under Section 7.3), and the term "**Indemnified Party**" when used in connection with a particular Claim shall mean the Person having the right to be indemnified with respect to such Claim by the other Party pursuant to this Agreement (other than under Section 7.3)

(b) To make claim for indemnification, an Indemnified Party shall notify the Indemnifying Party of its claim under this Section 7.5, including the specific details of and specific basis under this Agreement for its claim (the "**Claim Notice**"). In the event that the claim for indemnification is based upon a claim by a third party against the Indemnified Party (a "**Third Party Claim**"), the Indemnified Party shall provide its Claim Notice promptly after the Indemnified Party has actual knowledge of the Third Party Claim and shall enclose a copy of all papers (if any) served with respect to the Third Party Claim; provided that the failure of any Indemnified Party to give notice of a Third Party Claim as provided in this Section 7.5 shall not relieve the Indemnifying Party of its obligations under this Agreement except to the extent such failure results in insufficient time being available to permit the Indemnifying Party to effectively defend against the Third Party Claim or otherwise materially prejudices the Indemnifying Party's ability to defend against the Third Party Claim. In the event that the claim for indemnification is based upon an inaccuracy or breach of a representation, warranty, covenant or agreement, the Claim Notice shall specify the representation, warranty, covenant or agreement which was inaccurate or breached.

(c) In the case of a claim for indemnification based upon a Third Party Claim, the Indemnifying Party shall have 30 days from its receipt of the Claim Notice to notify the Indemnified Party whether it admits or denies its liability to defend the Indemnified Party against such Third Party Claim at the sole cost and expense of the Indemnifying Party. The Indemnified Party is authorized, prior to and during such 30-day period, to file any motion, answer or other pleading that it shall deem necessary or appropriate to protect its interests or those of the Indemnifying Party and that is not prejudicial to the Indemnifying Party.

(d) If the Indemnifying Party admits its liability, it shall have the right and obligation to diligently defend, at its sole cost and expense, the Third Party Claim. The Indemnifying Party shall have full control of such defense and proceedings, including any compromise or settlement thereof. If requested by the Indemnifying Party, the Indemnified Party agrees to cooperate, at the cost and expense of the Indemnifying Party, in contesting any Third Party Claim which the Indemnifying Party elects to contest. The Indemnified Party may participate in, but not control, any defense or settlement of any Third Party Claim controlled by the Indemnifying Party pursuant to this Section 7.5(d). An

Indemnifying Party shall not, without the written consent of the Indemnified Party, (i) settle any Third Party Claim or consent to the entry of any judgment with respect thereto which does not include an unconditional written release of the Indemnified Party from all liability in respect of such Third Party Claim or (ii) settle any Third Party Claim or consent to the entry of any judgment with respect thereto in any manner that may materially and adversely affect the Indemnified Party (other than as a result of money damages covered by the indemnity).

(e) If the Indemnifying Party does not admit its liability or admits its liability but fails to diligently prosecute or settle the Third Party Claim, then the Indemnified Party shall have the right to defend against the Third Party Claim at the sole cost and expense of the Indemnifying Party, with counsel of the Indemnified Party's choosing, subject to the right of the Indemnifying Party to admit its liability and assume the defense of the Third Party Claim at any time prior to settlement or final determination thereof. If the Indemnifying Party has not yet admitted its liability for a Third Party Claim, the Indemnified Party shall send written notice to the Indemnifying Party of any proposed settlement and the Indemnifying Party shall have the option for 10 days following receipt of such notice to (i) admit in writing its liability for the Third Party Claim and (ii) if liability is so admitted, reject, in its reasonable judgment, the proposed settlement.

(f) In the case of a claim for indemnification not based upon a Third Party Claim, the Indemnifying Party shall have 30 days from its receipt of the Claim Notice to (i) cure the Losses and Obligations complained of; (ii) admit its liability for such Losses or (iii) dispute the claim for such Losses and Obligations. If the Indemnifying Party does not notify the Indemnified Party within such 30-day period that it has cured the Losses and Obligations or that it disputes the claim for such Losses and Obligations, the amount of such Losses and Obligations shall conclusively be deemed a liability of the Indemnifying Party hereunder.

7.6 Materiality

For the purposes of calculating Losses and Obligations in conjunction with any breach of a representation, warranty or covenant pursuant to Sections 7.1, 7.2 or 7.3, any standard or threshold of materiality relating to such breached representation, warranty or covenant shall be ignored.

ARTICLE 8
TERMINATION

8.1 Termination

If this Agreement is terminated prior to the Closing occurring pursuant to Section 5.1, Section 5.2 or Section 5.3, the Parties shall be released from all obligations under this Agreement except the Confidentiality and Non-disclosure Agreement shall remain in full force and effect in accordance with its terms, and each Party shall remain liable for breaches by it of this

Agreement occurring prior to such termination. Subject to the foregoing provisions of this Section, following such termination, each Party shall be responsible for the costs and expenses incurred by it in connection with this Agreement and the transactions contemplated hereby.

8.2 Survival

Subject to the limitations and provisions set forth in this Agreement, notwithstanding the occurrence of Closing and the items delivered at Closing pursuant hereto, the representations, warranties, covenants and indemnities contained in this Agreement shall survive the Closing and the delivery of the items delivered at Closing pursuant hereto for the benefit of the Parties in accordance with terms hereof. Notwithstanding any other provision of this Agreement, no limitation in respect of the survival of any provision of this Agreement or the period in respect of which any Claims or other recourse may be made shall apply insofar as the breach of the provision or the matter in respect of which recourse is sought involves fraud on the part of the Party or Parties against whom the provision is sought to be enforced or from whom such recourse is sought. If any document executed at or after Closing, pursuant hereto is inconsistent with the provisions of this Agreement, the provisions of this Agreement shall prevail unless the Parties expressly and explicitly agree to the contrary.

ARTICLE 9
ARBITRATION

9.1 Procedure

Any controversy submitted to arbitration pursuant to this Agreement shall be subject to the following principles:

(a) Upon written demand of a Party, representatives of the Parties shall meet and attempt to appoint a single arbitrator. If such representatives are unable to agree on a single arbitrator within five (5) days of such demand, then upon written demand by any Party, any Shareholder and Petrowest shall, within ten (10) days of such demand, each name an arbitrator and the two arbitrators so named shall promptly thereafter choose a third. If a Party shall fail to name an arbitrator within ten (10) days from such demand, then the arbitrator for that Party shall be appointed by any Justice of the Court of Queen's Bench of Alberta upon application by the other Party. If the two arbitrators shall fail within ten (10) days from their appointment to agree upon and appoint the third arbitrator, then such third arbitrator shall be appointed by any Justice of the Court of Queen's Bench of Alberta upon request of either Party.

(b) The arbitrator or arbitrators selected to act hereunder shall be qualified by education, experience and training to pass upon the particular question in dispute.

(c) The arbitrator or arbitrators chosen as aforesaid shall proceed immediately to hear and determine the question or questions in dispute. The decision of the single arbitrator shall be made within forty-five (45) days after his or her

appointment, subject to any reasonable delay due to unforeseen circumstances. Where there are three arbitrators, the decision of the arbitrators, or a majority of them, shall be made within forty-five (45) days after the appointment of the third arbitrator, subject to any reasonable delay due to unforeseen circumstances. In the event the single arbitrator or the arbitrators, or a majority of them, fail to make a decision within the period herein prescribed, then either Party may elect to have a new single arbitrator or arbitrators chosen in the manner herein prescribed, as if none had previously been selected.

(d) The decision of the single arbitrator or the decision of the arbitrators, or a majority of them, shall be drawn up in writing and signed by the single arbitrator or by the arbitrators, or a majority of them, and shall be final and binding upon the parties hereto.

(e) The liability between the Parties hereto for the payment of the compensation and expenses of the single arbitrator or the arbitrators shall be determined by the arbitrator or arbitrators, as the case may be.

(f) Arbitration pursuant hereto shall be governed in all respects not addressed herein by the provisions of the *Arbitration Act* (Alberta) and regulations thereunder.

ARTICLE 10
NOTICES

10.1 Notices

Any notice, consent, waiver, direction or other communication required or permitted to be given under this Agreement by a party to any other party shall be in writing and shall be delivered by hand delivery, facsimile transmission or (provided that the mailing party does not know and should not reasonably have known of any disruption or anticipated disruption of postal service which might affect delivery of the mail) by registered mail (postage prepaid), addressed to the party to whom the notice is to be given, at its address for service herein. Any notice, consent, waiver, direction or other communication aforesaid shall, if hand delivered or delivered by facsimile transmission, be deemed to have been given and received on the date on which it was hand delivered or delivered by facsimile transmission to the address provided herein (if a business day and, if not, the next succeeding business day) and if sent by registered mail be deemed to have been given and received on the third business day at the point of delivery following the date on which it was so sent.

10.2 Address for Service

The address for service of each of the parties hereto shall be as follows:

if to Petrowest or the Trust:

Petrowest Services Ltd.
Suite 204, 10605 Westside Drive
Grande Pairie, AB
T8V 8E6

Attention:
Facsimile: (780) 830-0882

with a copy to:

Bennett Jones LLP
4500, 855 – 2nd Street S.W.
Calgary, AB T2P 4K7

Attention: Brad D. Markel
Facsimile: (403) 265-7219

if to the Shareholders and/or the Corporation:

Neuwest Equipment Rentals Inc.
14513-95th Street
Grande Prairie, AB
T8V 7V7

Attention: Gary Sweetman

with a copy to:

Macleod Dixon LLP
3700, 400 – 3rd Avenue S.W.
Calgary, AB T2P 4H2

Attention: Don Tse
Facsimile: (403) 264-5973

or such other address as may be designated by notice to the other Parties.

ARTICLE 11
MISCELLANEOUS

11.1 Further Assurances

Each Party shall, from time to time, and at all times hereafter, at the request of another Party, but without further consideration, do all such further acts and execute and deliver all such further documents and instruments as shall be reasonably required in order to fully perform and carry out the terms and intent hereof.

11.2 Time of the Essence

Time shall be of the essence of this Agreement.

11.3 Public Announcements

Until Closing has occurred, no public announcement or press release concerning the sale and purchase of the Shares shall be made by a Party or its Affiliates without the prior written consent and joint approval of the other Party, which consent and approval shall not be unreasonably withheld or delayed; provided that nothing contained herein shall prevent either Party at any time furnishing any information to any governmental agency or regulatory authority (including applicable stock exchanges) or to the public if required by Laws or the rule of a stock exchange.

11.4 Amendments and Waiver

No modification of or amendment to this Agreement shall be valid or binding unless set forth in writing and duly executed by both Parties and no waiver of any breach of any term or provisions of this Agreement shall be effective or binding unless made in writing and signed by the Party purporting to give the same and, unless otherwise provided, shall be limited to the specific breach waived. No failure on the part of any Party in exercising any right or remedy hereunder shall operate as a waiver thereof, nor shall any single or partial exercise of any such right or remedy preclude any other or further exercise thereof or the exercise of any other right or remedy in law or in equity or by statute or otherwise conferred.

11.5 Entire Agreement

This Agreement together with the Confidentiality and Non-disclosure Agreement and the agreements and other documents to be delivered pursuant to this Agreement, constitute the entire agreement between the Parties pertaining to the subject matter of this Agreement and supersede all prior agreements, understandings, negotiations and discussions, whether oral or written, of the Parties, including the Letter of Intent and there are no warranties, representations or other agreements between the Parties in connection with the subject matter of this Agreement except as specifically set forth in this Agreement, and any document delivered pursuant to this Agreement. No supplement, modification or waiver or termination of this Agreement shall be binding unless executed in writing by the Party to be bound thereby.

11.6 Applicable Law

This Agreement shall be construed in accordance with the laws of the Province of Alberta and the laws of Canada applicable therein and shall be treated, in all respects, as an Alberta contract.

11.7 Amendments

This Agreement may only be amended by a written instrument signed by the Parties.

11.8 Severability

If any one or more of the provisions or parts thereof contained in this Agreement should be or become invalid, illegal or unenforceable in any respect in any jurisdiction, the remaining provisions or parts thereof contained herein shall be and shall be conclusively deemed to be, as to such jurisdiction, severable therefrom and:

(a) the validity, legality or enforceability of such remaining provisions or parts thereof shall not in any way be affected or impaired by the severance of the provisions or parts thereof severed; and

(b) the invalidity, illegality or unenforceability of any provision or part thereof contained in this Agreement in any jurisdiction shall not affect or impair such provision or part thereof or any other provisions of this Agreement in any other jurisdiction.

11.9 Execution in Counterpart

This Agreement may be executed in any number of counterparts with the same effect as if all signatories to the counterparts had signed one document, all such counterparts shall together constitute, and be construed as, one instrument and each of such counterparts shall, notwithstanding the date of its execution, be deemed to bear the date first above written. Delivery of counterparts may be effected by facsimile transmission.

11.10 Benefit of the Agreement

This Agreement shall enure to the benefit of and be binding upon the respective heirs, executors, administrators, successors and permitted assigns of the Parties. No person other than the Parties and their successors and permitted assigns shall be entitled to any rights or benefits hereunder.

11.11 Assignment

This Agreement may not be assigned by any Party without the prior consent of the other Parties, provided that: (i) Petrowest may assign its rights and obligations under this agreement to an Affiliate of Petrowest if, contemporaneous therewith, such Affiliate of Petrowest agrees to be bound by all representations, warranties, covenants and indemnities of Petrowest hereunder; and (ii) any Shareholder may assign its rights and obligations under this agreement to a person, wholly-owned by one or more Shareholders, that has, subsequent to the date hereof, become a shareholder of the Corporation if, contemporaneous therewith, such person agrees to be bound by all representations, warranties, covenants and indemnities of such Shareholder. For greater certainty, it is agreed that prior to the Closing Time and as a condition of Closing, the Trust shall execute a joinder agreement satisfactory to the Shareholders, acting reasonably, pursuant to which the Trust shall agree to be bound by all representations, warranties, covenants and indemnities of Petrowest hereunder.

11.12 No Partnership

It is not the intent or purpose of the Agreement to create, and this Agreement shall not be construed as creating, any association, partnership or syndicate.

11.13 Reliance

The Parties acknowledge and agree that they have entered into this Agreement in reliance upon each of the representations, warranties, covenants and agreements herein of the other party hereto.

IN WITNESS WHEREOF the parties hereto have executed this Agreement as of the date first above written.

PETROWEST SERVICES LTD.

By: (signed) "*A. Dax Srivastava*"
President

By: (signed) "*Kenneth N. Drysdale*"
C.E.O.

(signed) "*Don Tse*"
Witness

(signed) "*Gary Sweetman*"

(signed) "*Tricia Chrzanowski*"
Witness

(signed) "*Kenneth N. Drysdale*"

NEUWEST EQUIPMENT RENTALS INC.

By: (signed) "*Gary Sweetman*"
Preisdent

SHARE PURCHASE AGREEMENT

THIS SHARE PURCHASE AGREEMENT made as of the 23rd day of May, 2006

AMONG:

PETROWEST SERVICES LTD., a body corporate incorporated under the laws of the Province of Alberta ("**Petrowest**")

- and -

1243546 ALBERTA LTD., a body corporate incorporated under the laws of the Province of Alberta

- and -

1243548 ALBERTA LTD., a body corporate incorporated under the laws of the Province of Alberta

- and -

MURRAY HEAD, an individual resident in the City of Grande Prairie, in the Province of Alberta;

(each of the last three mentioned Parties are referred to as a "**Shareholder**" and are collectively referred to as the "**Shareholders**")

- and -

MURTRON HAULING LTD., a body corporate incorporated under the laws of the Province of Alberta ("**Murtron**")

- and -

815431 ALBERTA LTD., a body corporate incorporated under the laws of the Province of Alberta (**815431**")

(Murtron and 815431 are collectively referred to as the "**Corporation**")

WHEREAS:

A. the Shareholders beneficially own all of the issued and outstanding shares of the Corporation (the "**Shares**");

B. Murtron and 815431 conduct the business carried on by them as joint venturers and not as a partnership;

C. the Shareholders agree to sell, and Petrowest agrees to buy, the Shares and Shareholder Loans upon the terms and conditions set forth herein;

D. all of the outstanding shares of Petrowest will be held, directly or indirectly, by a trust formed under the laws of Alberta or Ontario (the "**Trust**");

NOW THEREFORE, in consideration of the representations, warranties, covenants and agreements herein and other good and valuable consideration (the receipt and sufficiency of which is hereby acknowledged), the parties hereto covenant and agree as follows:

ARTICLE 1
DEFINITIONS

1.1 Definitions

In this Agreement, unless the context otherwise requires:

(a) "**Adjusted Purchase Price**" means the Base Purchase Price as adjusted by the Adjustment Amount;

(b) "**Adjustment Amount**" means the amount (which may be a negative amount) equal to the sum of:

(i) the difference obtained when the Estimated Working Capital is subtracted from the Audited Working Capital;

(ii) the difference obtained when the Audited Long Term Debt is subtracted from the Estimated Long Term Debt; and

(iii) the difference obtained when the Estimated Shareholder Loans is subtracted from the Audited Shareholder Loans;

(c) "**Affiliate**" of an entity means a person or entity that controls, is controlled by or is under common control with the subject entity. For the purpose of this definition, control means the ability, directly or indirectly, to direct the voting of more than fifty percent (50%) of the voting interests of an entity;

(d) "**Agreement**" means this agreement, including all Schedules to this agreement, as amended or supplemented from time to time, and "hereby", "hereof", "herein", "hereunder", "herewith", "hereto" and similar terms refer to this Agreement and not to any particular provision of this Agreement;

(e) "**Approved Capital Commitments**" means the capital commitments referred to in Schedule 1.1(e) hereto or as approved by Petrowest after the date hereof;

(f) "**Approved Capital Dispositions**" means the capital dispositions referred to in Schedule 1.1(e) hereto or as approved by Petrowest after the date hereof;

(g) "**Audited Working Capital**" means the Working Capital determined in accordance with the audit contemplated by Section 2.5;

(h) "**Audited Long Term Debt**" means the Long Term Debt determined in accordance with the audit contemplated by Section 2.5;

(i) "**Audited Shareholder Loans**" means the Shareholder Loans determined in accordance with the audit contemplated by Section 2.5;

(j) "**Auditors**" means PricewaterhouseCoopers LLP, Chartered Accountants of Calgary, Alberta;

(k) "**Base Purchase Price**" has the meaning ascribed to it in Section 2.2;

(l) "**Books and Records**" means all books and records of the Corporation, including financial, corporate, operation and sales books, records, books of account, sales and purchase records, lists of suppliers and customers, formulae, business reports, plans and projections and all other documents, files, records, correspondence, and other data and information, financial or otherwise, including without limitation, all data and information stored on computer-related media;

(m) "**business day**" means a day, other than a Saturday, Sunday or statutory holiday, when banks are generally open for the transaction of banking business in the City of Calgary;

(n) "**Canadian Tax Act**" means the *Income Tax Act*, R.S.C. 1985, c. 1 (5th Supplement) as amended and the *Income Tax Regulations*;

(o) "**Claim**" means any claim, demand, lawsuit, proceeding, arbitration or governmental investigation;

(p) "**Closing**" means the closing of the transactions contemplated herein;

(q) "**Closing Date**" means that date not earlier than July 7, 2006 and not later than October 31, 2006 of which Petrowest has provided not less than five days notice to the Shareholders;

(r) "**Closing Time**" means 6:30 a.m. (Calgary time) on the Closing Date, or such other time as may be agreed upon by the Parties;

(s) "**Concurrent Acquisitions**" means the acquisitions described in Schedule 1.1(s) hereto;

(t) "**Concurrent Financing**" means the financing consisting of the distribution of not less than 8.5 million and not more than 15 Million Units at a price of $10.00 per Unit, for aggregate gross proceeds of not less than $85 million;

(u) "**Corporation Assets**" means the assets, properties and rights of the Corporation, including the assets listed in Schedule 1.1(u) hereto;

(v) "**Creditor's Rights**" has the meaning ascribed thereto in Section 3.1(d);

(w) "**Effective Time**" means 12:01 a.m. on the Closing Date;

(x) "**Employee Plan**" means any employee benefit plan, program or arrangement sponsored, maintained or contributed to by any of the Shareholders or the Corporation for the benefit of employees of the Corporation, including, without limitation, bonus; pension; savings; profit sharing; deferred compensation; supplemental retirement income; stock option; stock purchase; and hospital, medical, dental, disability, automobile, life and accident insurance plans;

(y) "**Encumbrance**" includes, without limitation, any mortgage, pledge, assignment, charge, lien, security interest or other third party interest and any agreement, option, right or privilege (whether by law, contract or otherwise) capable of becoming any of the foregoing;

(z) "**Environmental Approvals**" means all permits, certificates, licences, authorizations, consents, instructions, registrations, directions or approvals issued or required by Governmental Authorities pursuant to Environmental Laws with respect to the operation of each company in the Corporation's businesses or related to the Corporation Assets;

(aa) "**Environmental Laws**" means all Laws relating in full or in part to the protection of the Environment, product liability, and employee and public health and safety, and includes, without limitation, those Environmental Laws relating to the storage, generation, use, handling, manufacture, processing, labelling, advertising, sale, display, transportation, treatment, Release and disposal of Hazardous Substances;

(bb) "**Estimated Working Capital**" means the estimated Working Capital as of May 23, 2006 of $472,111;

(cc) "**Estimated Long Term Debt**" means the estimated Long Term Debt as of May 23, 2006 of $472,111;

(dd) "**Estimated Shareholder Loans**" means the estimated Shareholder Loans as of May 23, 2006 of $0;

(ee) "**Financial Statements**" means the audited financial statements of the Corporation for the three fiscal years ended October 31, 2003, 2004 and 2005 and the unaudited financial statements of the Corporation for the three month periods ended January 31, 2005 and 2006;

(ff) "**GAAP**" has the meaning ascribed thereto in section 1.5;

(gg) "**Governmental Authorities**" means any government, regulatory authority, governmental department, agency, commission, board, tribunal, crown corporation, or court or other law, rule or regulation-making entity having or purporting to have jurisdiction on behalf of any nation, or province or state or other subdivision thereof or any municipality, district or other subdivision thereof;

(hh) "**Hazardous Substance**" means any pollutant, contaminant, waste of any nature, hazardous substance, hazardous material, toxic substance, dangerous substance or dangerous good as defined, judicially interpreted or identified in any Environmental Law;

(ii) "**including**" means "including, without limiting the generality of the foregoing";

(jj) "**Laws**" means all applicable laws, by-laws, rules, regulations, orders, ordinances, protocols, codes, guidelines, policies, notices, directions and judgements or other requirements of any Governmental Authority and includes, without limitation all Environmental Laws;.

(kk) "**Leaseback Equipment**" means the equipment described in Schedule 1.1(kk);

(ll) "**Leaseback Real Property**" means the real property described in Schedule 1.1(ll);

(mm) "**Letter of Intent**" means the letter agreement between the Shareholders, Petrowest and the Corporation;

(nn) "**Liabilities**" means all of the liabilities (including, without limitation, whether reduced to judgement, liquidated, unliquidated, fixed, contingent, matured, unmatured, disputed, undisputed, legal, equitable, secured, unsecured, present or future and includes, without limitation, all liabilities determined in accordance with GAAP in Canada) of, against or with respect to the Corporation;

(oo) "**Long Term Debt**", as at any time, shall be as determined in accordance with GAAP applied on a consistent basis (including the current portion thereof) and, for greater certainty, includes obligations under capital leases other than Leaseback Equipment and Leaseback Real Property, and excludes Shareholder Loans and future income taxes payable;

(pp) "**Losses**" means, in respect of a person and in relation to a matter, all losses, costs and damages (including all penalties and fines) which such person suffers, sustains, pays or incurs in connection with such matter and includes Taxes (other than refundable Taxes), reasonable costs of legal counsel (on a full indemnity basis) and other consultants and reasonable costs of investigating and defending Claims arising from such matter, but shall not include loss of profits, economic loss or other consequential damages suffered by such person;

(qq) "**Material Contracts**" means all contracts and other written agreements to which the Corporation is a party or by which it is bound or the Corporation Assets are

subject, the performance of which will involve consideration in excess of 1% of the Base Purchase Price per year or 2.5% of the Base Purchase Price in the aggregate;

(rr) "**misrepresentation**" includes any untrue statement of a material fact, any omission to state a material fact that is required to be made and any omission to state a material fact that is necessary to be made in order for a statement not to be misleading;

(ss) "**Obligations**" means all liabilities and obligations, whether under common law, in equity, under Laws, under contract or otherwise, whether tortious, contractual, statutory or otherwise, whether absolute or contingent and whether based on fault, strict liability or otherwise;

(tt) "**Ordinary Course of Business**" means the ordinary course of business consistent with prior custom and practice (including with respect to quantity and frequency);

(uu) "**Parties**" means the parties to this Agreement and their respective permitted assigns;

(vv) "**Permitted Encumbrances**" means the Encumbrances listed in Schedule 1.1(vv) hereto;

(ww) "**person**" includes an individual, partnership, firm, trust, body corporate, government, governmental body, agency or instrumentality, unincorporated body of persons or association;

(xx) "**Petrowest's Counsel**" means Bennett Jones LLP or such other legal counsel as may be designated by **Petrowest** and satisfactory to the Shareholders, acting reasonably;

(yy) "**Prime Rate**" means the rate of interest, expressed as a rate per annum, announced from time to time by the Canadian Imperial Bank of Commerce as its reference rate used for Canadian dollar commercial loans made in Canada and referred to by it as its "prime rate";

(zz) "**Real Property**" means all lands owned, directly or indirectly, by the Corporation and all plants, buildings, structures, erections, improvements, appurtenances and fixtures situate on or forming part of such lands;

(aaa) "**Real Property Leases**" means leases and subleases of real property;

(bbb) "**Release**" has the meaning prescribed in any Environmental Law and includes, without limitation, any release, spill, leak, pumping, pouring, emission, emptying, discharge, injection, escape, leaching, disposal, dumping, deposit, spraying, burial, abandonment, incineration, seepage, or placement;

(ccc) "**Required Approvals**" means the consents, approvals and authorizations referred to in Schedule 1.1(ccc) hereto;

(ddd) "**Shareholder Loans**" means the loans or bonuses (net of any required withholdings) owing by the Corporation due to Shareholders or employees of the Corporation described in Schedule l.l(ddd) hereto;

(eee) "**Shareholders' Counsel**" means Macleod Dixon LLP or such other legal counsel as may be designated by the Shareholders;

(fff) "**Shares**" means all of the issued and outstanding shares of the Corporation;

(ggg) "**Subsidiary**" means, with respect to a specified body corporate, any body corporate of which more than 50% of the outstanding shares ordinarily entitled to elect a majority of the board of directors thereof (whether or not shares of any other class or classes shall or might be entitled to vote upon the happening of any event or contingency) are at the time owned directly or indirectly by such specified body corporate and shall include any body corporate in like relation to a Subsidiary;

(hhh) "**Tax Records**" means all Tax Returns, books and records and correspondence related to tax matters relevant for the determination of compliance with tax laws and exposure to tax liabilities of whatever nature;

(iii) "**Tax Returns**" includes all returns, reports, declarations, elections, filings, information returns and statements required to be filed in respect of Taxes;

(jjj) "**Tax**" or "**Taxes**" means all taxes, duties, fees, premiums, assessments, levies and other charges of any kind whatsoever imposed by any taxing or other Governmental Authority, together with all interest and penalties in respect thereof;

(kkk) "**Unanimous Shareholders Agreement**" means the agreement, if any, referred to as such in Schedule 3.2(gg) hereto;

(lll) "**Units**" means trust units of the Trust; and

(mmm) "**Working Capital**", as at any time, means the following amount (which may be a negative amount):

(a) the sum of the amount of the Corporation's current assets (including accounts receivable holdbacks) as at such time; minus

(b) the sum of the amount of the Corporation's current liabilities (including Shareholder Loans and excluding (A) the current portion of Long Term Debt and (B) future income taxes) as at such time, and for greater certainty, current liabilities shall not include leases in respect of Leaseback Equipment and Leaseback Real Property,

determined in accordance with GAAP applied on a consistent basis.

1.2 Certain Rules of Interpretation

In this Agreement and the Schedules:

(a) **Time** - time is of the essence in the performance of the Parties' respective obligations;

(b) **Currency** - unless otherwise specified, all references to money amounts are to Canadian currency;

(c) **Headings** - the descriptive headings of Articles and Sections are inserted solely for convenience of reference and are not intended as complete or accurate descriptions of the content of such Articles or Sections;

(d) **Singular, etc.** - the use of words in the singular or plural, or with a particular gender, shall not limit the scope or exclude the application of any provision of this Agreement to such person or persons or circumstances as the context otherwise permits;

(e) **Consent** - whenever a provision of this Agreement requires an approval or consent by a Party to this Agreement and notification of such approval or consent is not delivered within the applicable time limited, then, unless otherwise specified, the Party whose consent or approval is required shall be conclusively deemed to have withheld its approval or consent;

(f) **Calculation of Time** - unless otherwise specified, time periods within or following which any payment is to be made or act is to be done shall be calculated by excluding the day on which the period commences and including the day on which the period ends and by extending the period to the next business day following if the last day of the period is not a business day; and

(g) **Business Day** - whenever any payment is to be made or action to be taken under this Agreement is required to be made or taken on a day other than a business day, such payment shall be made or action taken on the next business day following such day.

1.3 Knowledge

Any reference to the knowledge of the Parties shall mean to the best of the knowledge, information and belief of such Party after making all reasonable enquiries.

1.4 Statute References

A reference in this Agreement to a statute shall be a reference to the statute and the regulations made pursuant thereto, as amended or superseded from time to time, either before or after the date hereof, unless otherwise stated or the context otherwise requires.

1.5 Accounting Principles

All reference to "GAAP" means to principles recommended, from time to time, in the Handbook of the Canadian Institute of Chartered Accountants and all accounting terms not otherwise defined in this Agreement have the meanings assigned to them in accordance with Canadian generally accepted accounting principles.

1.6 Schedules

The schedules to this Agreement, as listed below, are an integral part of this Agreement:

Schedule	Description
Schedule 1.1(e)	Approved Capital Commitments and Dispositions
Schedule 1.1(s)	Concurrent Acquisitions
Schedule 1.1(u)	Corporation Assets
Schedule 1.1(kk)	Leaseback Equipment
Schedule 1.1(ll)	Leaseback Real Property
Schedule 1.1(vv)	Permitted Encumbrances
Schedule 1.1(ccc)	Required Approvals
Schedule 1.1(ddd)	Shareholder Loans
Schedule 3.1	Shareholders
Schedule 3.2(d)	Conflicting Instruments
Schedule 3.2(h)	Insurance
Schedule 3.2(l)	Share Capital
Schedule 3.2(q)	Recent Transactions
Schedule 3.2(s)	Litigation
Schedule 3.2(y)	Guarantees
Schedule 3.2(z)	Employment Matters
Schedule 3.2(ee)	Assets Not in Working Condition
Schedule 3.2(gg)	Material Contracts
Schedule 3.2(kk)	Environmental Matters
Schedule 3.2(11)	Real Property
Schedule 3.2(mm)	Real Property Leases
Schedule 3.2(nn)	Bank Accounts
Schedule 5.1(e)	Form of Management Agreement

1.7 Conflicts

Where any provision of any Schedule to this Agreement conflicts or is at variance with any provision in the body of this Agreement, the latter shall prevail.

ARTICLE 2
PURCHASE AND SALE

2.1 Purchase and Sale

The Shareholders hereby jointly and severally agree to sell the Shares and the Shareholder Loans to Petrowest at the Effective Time in accordance with and subject to the terms and conditions of this Agreement. Petrowest hereby agrees to purchase the Shares and the Shareholder Loans from the Shareholders at the Effective Time in accordance with and subject to the terms and conditions of this Agreement.

2.2 Base Purchase Price

As consideration for the sale of the Shares and the Shareholder Loans by the Shareholders pursuant hereto, at the Effective Time, Petrowest agrees to deliver and pay to the Shareholders the aggregate amount of $15,264,190 (calculated as $15,264,190 plus the Estimated Working Capital, plus the Estimated Shareholder Loans and minus the Estimated Long Term Debt) (the "**Base Purchase Price**"), comprised of:

(a) $6,105,680; and

(b) 915,851 Units (at an ascribed value of $10.00 each).

The Shareholders shall provide notice to Petrowest of their allocation of the Base Purchase Price between the Shares and the Shareholder Loans on or prior to Closing, which, with the consent of Petrowest, such consent not to be unreasonably withheld, shall be the agreed upon allocation. The Base Purchase Price shall first be allocated to the Shareholder Loans, in the amount thereof, and thereafter to the Shares.

2.3 Transfer and Delivery of the Shares

At the Closing Time with effect as of the Effective Time, the Shareholders shall transfer and deliver to Petrowest share certificates representing the Shares duly endorsed in blank for transfer, or accompanied by irrevocable security transfer powers of attorney duly executed in blank, in either case by the holders of record, and shall take such steps as shall be necessary to cause the Corporation to enter Petrowest or its nominee(s) upon the books of the Corporation as the holder of the respective Shares and to issue share certificates to Petrowest or its nominee(s) representing the Shares. At the Closing Time, effective as of the Effective Time, the Shareholders shall also make the deliveries specified in Section 6.2.

2.4 Tender

Any payment of money may be made by official bank draft drawn upon a Canadian chartered bank or by negotiable cheque payable in Canadian funds and certified by a Canadian chartered bank or trust company or, with the consent of the party entitled to payment, by wire transfer of immediately available funds to the account specified by that party. Any payment of Units may be made by delivery of certificates representing such Units, registered in the name of

the payor or such other name as the payor, not less than two business days prior to the payment due date, gives by written notice to Petrowest.

2.5 Post-Closing Adjustments

(a) Within 90 days following the Closing Date, Petrowest shall cause the Auditors to provide an audit of the Working Capital, Shareholder Loans and Long Term Debt as at the Closing Date and based thereon, Petrowest shall make a good faith calculation of the Adjustment Amount using the amount of Working Capital, Shareholder Loans and Long Term Debt established by the Auditors. Petrowest shall prepare and deliver to the Shareholders a statement setting forth, in reasonable detail, such calculation of the Adjustment Amount and any other amount for which adjustment is provided herein and shall assist the Shareholders in verifying the amounts set forth in such statement (including, without limitation, providing access to the Auditors and any working papers in respect of the calculation of any component of the Adjustment Amount).

(b) The Shareholders may dispute all or any portion of the calculation of the Adjustment Amount by written notice to Petrowest within 30 days of the date of receipt of the statement referred to in Section 2.5(a) setting forth, in reasonable detail, the basis for the dispute. If Petrowest and the Shareholders do not agree on the calculation of the Adjustment Amount within 30 days of any notice of dispute by the Shareholders, the dispute shall be referred to arbitration pursuant to Article 9. If the Adjustment Amount as agreed to by the Petrowest and the Shareholders, or determined by arbitration, as the case may be:

(i) is a positive amount, Petrowest shall pay the overage in cash, together with simple interest thereon at the Prime Rate from the Closing Date until paid, to the Shareholders or as they may direct within 15 days of receipt of confirmation of the amount of Working Capital, Shareholder Loans, Long Term Debt and any other amounts that affect the Adjustment Amount established by the Auditors; or

(ii) is a negative amount, the Shareholders shall pay the shortfall in cash, together with simple interest thereon at the Prime Rate from the Closing Date until paid, to Petrowest within 15 days of receipt of confirmation of the amount of Working Capital, Shareholder Loans, Long Term Debt and any other amounts that affect the Adjustment Amount established by the Auditors,

and Petrowest will cause the Corporation to remit to the appropriate Governmental Authority any amount withheld as Taxes in respect of any Shareholder Loan.

(c) Petrowest and the Shareholders agree that a bonus, consistent with the Corporation's past practice, will be declared by the Corporation payable to Murray Head effective as at the Effective Time in an amount, in aggregate, equal to the taxable income of the Corporation for the period ended at the Effective

Time in excess of the small business deduction under the *Income Tax Act* (Canada) which bonus shall (i) for greater certainty constitute an increase in Shareholder Loans in the calculation of the Adjustment Amount, (ii) be paid, together with interest at the Prime Rate from the Effective Time until paid (less any required withholdings), within 15 days of receipt of confirmation of the amounts referred to in (b)(i) above.

ARTICLE 3
REPRESENTATIONS AND WARRANTIES

3.1 Representation and Warranties of Shareholders

Each of the Shareholders represents and warrants to Petrowest that:

(a) if it is a corporation, it is duly organized, validly existing and in good standing under the laws of the jurisdiction of its incorporation and has the corporate power to own or lease its property and assets and to carry on its business as now conducted by it;

(b) it has all requisite power and authority to enter into this Agreement and all documents to be delivered pursuant hereto and to perform its obligations hereunder and thereunder;

(c) if it is a corporation, the execution and delivery of this Agreement and all documents to be delivered pursuant hereto, the performance of the terms hereof and thereof and the consummation of the transactions contemplated herein and therein do not and will not result in the breach of or violate any term or provision of the charter, by-laws or governing documents of the Shareholder;

(d) this Agreement has been duly executed and delivered on behalf of the Shareholder and constitutes the legal, valid and binding obligation of the Shareholder, enforceable against the Shareholder in accordance with its terms, subject to the general qualifications that:

 (i) enforceability may be limited by bankruptcy, insolvency, moratorium, reorganization or other similar laws of general application affecting creditors' rights generally;

 (ii) equitable remedies, including the remedies of specific performance and injunctive relief, are available only in the discretion of the applicable court;

 (iii) the equitable or statutory powers of the courts in Canada having jurisdiction to stay proceedings before them and the execution of judgments; and

 (iv) rights to indemnity hereunder may be limited under applicable law;

(i), (ii), (iii) and (iv) being, collectively, "**Creditors' Rights**"; and, at the Closing, all documents required hereunder to be executed and delivered by the Shareholder will have been duly authorized, executed and delivered by the Shareholder and will constitute legal, valid and binding obligations of the Shareholder, enforceable in accordance with their terms, subject to Creditors' Rights;

(e) the Shareholder is not required to give any notice to, make any filing with, or obtain any authorization, consent or approval of any Governmental Authority in order to consummate the transactions contemplated by this Agreement and except for notices, filings, authorizations, consents or approvals which (i) if not made or obtained, would not adversely affect the Shareholder's ability to consummate the transactions contemplated by this Agreement on the terms set forth herein, or (ii) which have been previously obtained and are currently in force;

(f) the Shareholder has not incurred any obligation or liability, contingent or otherwise, for brokerage fees, finder's fees, agent's commission or other similar forms of compensation with respect to the transaction contemplated herein which will be or may become the responsibility of the Corporation, Petrowest or the Trust;

(g) all of the Shares set forth opposite the name of the Shareholder in Schedule 3.1 will be owned by the Shareholder as the beneficial owner of record, with good and marketable title, and there are no actions, suits, proceedings or claims pending or, to the best of the knowledge of the Shareholder, threatened with respect to or in any manner challenging the ownership or disposition of such securities or the exercise of any rights which are derived or attached thereto;

(h) except pursuant to this Agreement, as at the Closing Time, no person will have any agreement or option or any right or privilege (whether by law, pre-emptive right, contract or otherwise) capable of becoming an agreement, option, right or privilege for the purchase or other acquisition from the Shareholder of any of the Shares set forth opposite the name of the Shareholder in Schedule 3.1 or any interest therein;

(i) such of the Shareholder Loans as are indicated as being payable to the Shareholder are validly due and payable to the Shareholder without any right of set off or counterclaim;

(j) the Shareholder has not received notice of any Claim and is not aware of any Claim, actual or threatened, which prevents or could reasonably be expected to prevent the consummation of the transactions contemplated by this Agreement; and

(k) the Shareholder is not a non-resident of Canada for the purposes of the Canadian Tax Act.

3.2 Representations and Warranties of Shareholders

Each of the Shareholders jointly and severally represents and warrants to Petrowest that:

Corporation's Status

(a) the Corporation is duly organized, validly existing and in good standing under the laws of the jurisdiction of its incorporation, and has the corporate power to own or lease its property and assets and to carry on its business as now conducted by it;

(b) the Corporation has all requisite power and authority to enter into this Agreement and all documents to be delivered pursuant hereto and to perform its obligations hereunder and thereunder;

(c) this Agreement has been duly executed and delivered on behalf of the Corporation and constitutes a legal, valid and binding obligation of the Corporation, enforceable against the Corporation in accordance with its terms, subject to Creditors' Rights and, at the Closing, all documents required hereunder to be executed and delivered by the Corporation will have been duly authorized, executed and delivered by the Corporation and will constitute legal, valid and binding obligations of the Corporation, enforceable in accordance with their terms, subject to Creditors' Rights,

(d) the execution and delivery of this Agreement and all documents to be delivered pursuant hereto, the performance of the terms hereof and thereof and the consummation of the transactions contemplated herein and therein do not and will not:

   (i) result in the breach of or violate any term or provision of the charter, by-laws or governing documents of the Corporation; or

   (ii) except as set forth in Schedule 3.2(d) hereto, conflict with, result in a breach of, constitute a default under, or accelerate or permit the acceleration of the performance required by, any material agreement, instrument, licence, permit or authority to which the Corporation is a party or by which it is bound or to which any of its property is subject or result in the creation of any Encumbrance upon any of the Corporation Assets or the Shares or give to others any material interest or right, including any right of purchase, termination, cancellation or acceleration under any such agreement, instrument, license, permit or authority; or

   (iii) violate any provision of law or administrative regulation or any judicial or administrative order, award, judgment or decree applicable to the Corporation or the Corporation Assets;

(e) to the best of their knowledge, the Corporation is, in all material respects, in compliance with all Laws;

(f) the Corporation holds all valid licenses, permits and similar rights and privileges, and has made all filings, applications and reports, that are required or necessary under any Laws to operate its business as currently conducted, the failure to hold which, individually or in the aggregate, would have a material adverse effect on the financial condition, results of operations or business of the Corporation and the present uses by the Corporation of its assets do not materially violate the terms of any such licenses, permits, rights or privileges or any such Laws;

(g) the Corporation has not incurred any obligation or liability, contingent or otherwise, for brokerage fees, finder's fees, agent's commission or other similar forms of compensation with respect to the transaction contemplated herein;

(h) all contracts of insurance maintained by the Corporation are listed in Schedule 3.2(h) and are in full force and effect and all premiums due and owing in connection with such policies have been paid; there exists no state or event of default under any insurance policy and there has been no notice or advice of withdrawal of any policy or any notice of conditions for continuation of any coverage that has not been complied with; and the Corporation has given notice or has otherwise presented every material claim known by the Corporation or the Shareholders to be covered by insurance under its insurance policies or contracts in a timely fashion;

(i) the Corporation does not have any Subsidiaries; and the Corporation does not have any agreements of any nature to acquire any Subsidiary, or to acquire or lease any other business operations other than as disclosed in Schedule 1.1(e);

(j) as at the Closing Time, the Corporation will not be a party to any agreements of any nature to acquire any securities of any person or to acquire, capitalize or invest in any business;

(k) at the Closing Time, the minute books, stock certificate books and stock transfer ledgers of the Corporation will be true and correct and the minute books will contain the minutes of all meetings, and all resolutions, of the directors and shareholders of the Corporation;

Capitalization

(l) the authorized capital of the Corporation and the issued and outstanding Shares of the Corporation are as set forth in Schedule 3.2(l) and all of the Shares set forth as issued are duly and validly issued and are fully paid and non-assessable and are registered as set forth in such Schedule;

(m) no person other than the Shareholders has any agreement or option or any right or privilege (whether by law, pre-emptive right, contract or otherwise) capable of becoming an agreement, option, right or privilege, including, without limitation, any convertible security, warrant or convertible obligation of any nature, for the

purchase, subscription, allotment or issuance of any of the unissued shares of the Corporation;

(n) there are no restrictions in either the constating documents or the by-laws of the Corporation, nor in any unanimous shareholders' agreement or voting trust agreement or other similar collateral agreement, which would affect the transferability of Shares from the Shareholders to Petrowest and which will not have been waived prior to Closing;

Financial Status

(o) all of the Books and Records whether of a financial or accounting nature or otherwise have been made available to Petrowest and, have been maintained in accordance with prudent business practices;

(p) the Financial Statements have been prepared in accordance with GAAP applicable in Canada applied on a basis consistent with that of prior periods (except as stated therein) and present fairly the financial position of the Corporation as of the date provided therein and the results of operations and the changes in financial position for the periods then ended. As at the date of the Financial Statements, the Corporation did not have any debt or liabilities of any kind whatsoever (whether accrued, contingent, absolute or otherwise) required to be included in such Financial Statements, including, without limitation, any Liabilities and any liabilities for Taxes or pursuant to any capital lease, except for debt or liabilities as set forth in such financial statements;

(q) except as set forth in Schedule 3.2(q) or as contemplated by this Agreement or Approved Capital Commitments, since the date of the last audited financial year of the Corporation or consented to in writing by Petrowest, the Corporation has:

(i) not incurred, assumed or become subject to any Liability, except in the Ordinary Course of Business;

(ii) not granted, suffered or assumed any Encumbrance on or in respect of any of the Corporation Assets, other than Permitted Encumbrances;

(iii) not amended its charter, by-laws or other governing documents;

(iv) not conducted its business other than in all material respects in the Ordinary Course of Business and, without limitation, has not entered into, assumed or become subject to any contract out of the Ordinary Course of Business or any Material Contract;

(v) not amended or terminated any Material Contract;

(vi) not directly or indirectly, declared or paid any dividends, or declared or made any other distribution of its securities, or directly or indirectly, redeemed, purchased or otherwise acquired any of its shares, or agreed to

do so, or reduced its stated capital in any manner or purchased, acquired, cancelled or redeemed, or agreed to purchase, acquire, cancel or redeem, any outstanding shares;

(vii) has not forgiven any debt or otherwise triggered or permitted to be triggered any of the provisions of the Canadian Tax Act respecting debt forgiveness including, for greater certainty, Section 79 or Sections 80 to 80.04 of such act, and has not cancelled or released any debts or claims or waived any right pertaining to the Corporation Assets;

(viii) not entered into or amended any employment or consulting agreements, other than in the Ordinary Course of Business;

(ix) not increased the salaries, benefits or other compensation payable to any of its directors, officers or employees, other than in the Ordinary Course of Business;

(x) not made any payment whatsoever to, or entered into any agreement with, any person not dealing at arm's length with the Corporation;

(xi) not entered into or amended any Employee Plan;

(xii) used its reasonable commercial efforts to maintain its business organization and preserve its relationships with suppliers, customers and others having business relations with it;

(xiii) not suffered any material adverse change, financial or otherwise, in business, financial condition, assets, properties, liabilities or operations of the Corporation or any occurrences or circumstances which have resulted or might reasonably be expected to result in a material adverse change thereto;

(xiv) not sold any material amounts of inventory or (other than, after the date hereof and prior to the Closing Date, Approved Capital Dispositions) other assets, nor increased its indebtedness other than in the Ordinary Course of Business;

(xv) maintained the Corporation Assets in a proper and prudent manner in accordance with good Canadian oilfield practices; and

(xvi) not made any change in its accounting principles and practices as theretofore applied including, without limitation, the basis upon which its assets and liabilities are recorded on its books and its earnings, profits and losses are ascertained;

(r) there is no suit, action, litigation, investigation, claim, complaint, grievance or proceeding, including appeals and applications for review, in progress, or, to the knowledge of the Shareholders, pending or threatened against or relating to the

Corporation before any Governmental Authority which, if determined adversely to the Corporation, would,

(i) materially and adversely affect the properties, business, future prospects or financial condition of the Corporation,

(ii) enjoin, restrict or prohibit the transfer of all or any part of the Shares as contemplated by this Agreement, or

(iii) prevent the Shareholders or the Corporation from fulfilling all of their obligations set out in this Agreement or arising from this Agreement, and the Shareholders and the Corporation have no knowledge of any existing ground on which any such action, suit, litigation or proceeding might be commenced with any reasonable likelihood of success;

(s) except as set forth in Schedule 3.2(s), (i) there are no judgments unsatisfied against the Corporation or any judgment, injunction, order, decree, ruling or charge of any Governmental Authority to which the Corporation or any of the Corporation Assets is subject, (ii) there are no Claims in existence to which the Corporation is a party or any of the Corporation Assets may be bound or (to the knowledge of the Shareholders and the Corporation) threatened against the Corporation or any of the Corporation Assets and (iii) to the knowledge of the Shareholders and the Corporation, there is no basis upon which a material Claim could reasonably expected to be made against the Corporation;

(t) other than the fuel tax audit which has been disclosed to Petrowest and other than amendments to filed tax returns relating to pre-Closing transactions disclosed to Petrowest, the Corporation has duly and timely (i) filed with the appropriate Governmental Authority or agency in the manner prescribed by Law all Tax Returns required to be filed by it and such Tax Returns are true, complete and accurate in all material respects; (ii) paid all Taxes (including instalments) due and payable by it and made adequate provision in the Financial Statements and accounts thereof for all Taxes payable for the periods reflected therein for which Tax Returns are not yet required to be filed and will make adequate provision in the books and records of the Corporation (including in the materials provided to the auditors in connection with the determination of the Adjustment Amount) for all Taxes payable in respect of the period then ended on the assumption that the Corporation had a taxation year ending on that date; (iii) withheld and remitted to the appropriate Governmental Authorities all amounts required to be withheld by it in respect of the Tax liability of any other person; and (iv) withheld from any amount paid to or credited by it to or for the account or benefit of any person, including any of its officers and directors and any non-resident person, the amount of all Taxes and other deductions required by any Law to be withheld from any such amount and has duly and timely remitted the same to the appropriate taxing or other governmental authority or agency. Notices of assessment of Canadian federal and provincial income tax liabilities of the Corporation have been issued for all taxation years ending on or prior to date of last completed financial year ended more than six months prior

to this Agreement, and the Corporation is current with respect to its filing of returns for goods and services taxes payable pursuant to the *Excise Tax Act* (Canada). There are no claims, actions, suits, audits, proceedings, investigations or other actions pending or, to the knowledge of any of the Shareholders, threatened in respect of Taxes;

(u) all filings made by any of the Shareholders or the Corporation under which the Corporation has received or is entitled to government incentives, have been made in accordance, in all material respects, with all Laws and contain no misrepresentations which could cause any amount previously paid to, or credited to, or previously accrued on the accounts of the Corporation to be recovered or disallowed;

(v) the Corporation is not a party to any current agreement or other arrangement with any taxation authority and there are no waivers or objections extending the statutory period or providing for an extension of time with respect to the assessment or reassessment or payment of Taxes payable by the Corporation or Tax Returns required to be filed by the Corporation;

(w) the Corporation is not engaged in any discussions or negotiations with any taxation authorities in respect of its Taxes;

(x) except for reserves for income taxes accruing in the current fiscal year, the reserves and accrued liabilities disclosed on or reflected in the Financial Statements and the Books and Records are sufficient in all respects to provide for the liabilities in respect of which they have been established;

(y) (except as set forth in Schedule 3.2(y), each of which will be discharged without liability to the Corporation on or prior to the Closing Date) the Corporation has not guaranteed, endorsed, assumed or indemnified, contingently or otherwise, the obligations or indebtedness of any other person;

Employees

(z) except as set forth in Schedule 3.2(z), the Corporation is not a party to any written employment contract, consulting agreement, collective bargaining agreement or employee association agreement; the Corporation has not conducted and is not now conducting any negotiations with any labour unions or employee associations; the Corporation has complied with all of its obligations in respect of employment insurance programs, Canada Pension Plan payments and Worker's Compensation payments;

(aa) the only employees of the Corporation are listed in Schedule 3.2(z);

(bb) all Employee Plans are listed in Schedule 3.2(z) and:

(i) the Corporation has paid or provided for all liabilities for wages, vacation pay, salaries, bonuses, pensions and all other amounts payable under the Employee Plans;

(ii) each of the Employee Plans complies with and has been administered in substantial compliance with the terms thereof and Laws; and

(iii) have been, or will by Closing be, terminated with no further Liability of the Corporation or Petrowest, provided that Petrowest has provided for a replacement plan the terms of which are satisfactory to the Shareholders acting reasonably;

(cc) no Affiliate, director, officer or employee of the Corporation (past or present) or any person not dealing at "**arm's length**" (within the meaning of the Canadian Tax Act) with any such person is indebted to the Corporation and (other than the Shareholder Loans) the Corporation is not indebted to any such person. All transactions between the Corporation and any person not dealing at arm's length were undertaken for fair market value consideration;

Assets

(dd) the Corporation is the sole beneficial and (where its interests are registrable) the sole registered owner of all of the Corporation Assets, with good and valid title, free and clear of all Encumbrances other than Permitted Encumbrances. In particular, without limiting the generality of the foregoing, there has been no assignment, subletting or granting of any licence (of occupation or otherwise) of or in respect of any of the Corporation Assets or any granting of any agreement or right capable of becoming an agreement or option for the purchase of any of the Corporation Assets;

(ee) the Corporation has no material assets except as set forth in Schedule 1.1(u), the Corporation Assets are in good working order for the prudent pursuit of the Corporation's business except as set forth in Schedule 3.2(ee) and the Corporation owns or leases all the assets necessary for the conduct of its business as now conducted by it;

(ff) the accounts receivable of the Corporation in all material respects are good and collectible at the aggregate recorded amounts, except to the extent of any reserves provided for such accounts in the Books and Records for the Corporation, and are not subject to any defence, counterclaim or set off;

(gg) the Corporation has made available to Petrowest a correct and complete copy of each Material Contract (as amended to date), all of which are listed in Schedule 3.2(gg). The Corporation is not in breach of any such Material Contracts in any material respect nor has any circumstance occurred or does any circumstance exist that with the passage of time, notice or both, constitute such a breach, and, to the knowledge of the Shareholders and the Corporation, no third party to any of such Material Contracts is in breach of any such Material Contracts;

(hh) the Corporation has not received any notice alleging its default under any Material Contract, which default has not been rectified as of the date hereof;

(ii) the Corporation is not a party to or bound or affected by any commitment, agreement or document containing any covenant expressly limiting the freedom of the Corporation to compete in any line of business, transfer or move any of its assets or operations or which materially or adversely affects the business practices, operations or conditions of the Corporation or the continued operation of its business after the Closing Date;

(jj) to the knowledge of the Shareholders and the Corporation, the Corporation has not interfered with, infringed upon, misappropriated or otherwise come into conflict with any patent, copyright, trademark, trade secret or other intellectual property rights of any person or received notice of any Claim of any person that they have done so;

Environmental

(kk) except as disclosed in Schedule 3.2(kk),

(i) to the knowledge of the Shareholders, all Environmental Approvals required to be held by the Corporation have been obtained, are listed in Schedule 3.2(kk), are valid and in full force and effect, have been and are being complied with in all material respects, and there have been and are no proceedings commenced, applications for proceedings made, nor to the knowledge of the Shareholders have there been any proceedings or applications for proceedings threatened to revoke or amend any Environmental Approvals;

(ii) to the knowledge of the Shareholders, any Release by the Corporation of any Hazardous Substance into the Environment complied and complies with all Environmental Laws;

(iii) the Corporation has not entered into an agreement that may require it to pay, reimburse, guarantee, pledge, defer, indemnify or hold harmless any person from or against any liability or cost relating to any Release of Hazardous Substance or environmental condition or arising from any non-compliance with any Environmental Law;

(iv) the Corporation has not been prosecuted for or convicted of any offence under Environmental Laws or found liable in any proceeding to pay any fine or judgment to any person as a result of any Release or threatened Release of any Hazardous Substance into the Environment or the breach of any Environmental Law and there are no proceedings pending or, to the knowledge of the Shareholders and the Corporation, threatened relating to the foregoing and, to the knowledge of the Shareholders and the Corporation, there is no basis for any such proceedings; and

(v) to the knowledge of the Shareholders and the Corporation, there is no above-ground or underground storage tank, urea formaldehyde foam insulation, friable asbestos, polychlorinated biphenyls ("**PCBs**") or radioactive substance in, on or under the property covered by any Real Property Leases;

Real Property

(ll) Schedule 3.2(ll) sets forth a complete list of all of the Real Property and a legal description for such Real Property. The Corporation is the legal and beneficial owner of the Real Property (as set forth in Schedule 3.2(11)) in fee simple, with good and marketable title thereto, free and clear of all Encumbrances other than Permitted Encumbrances. All accounts for work and services performed or materials placed or furnished upon or in respect of the construction and completion of any of the buildings, improvements or other structures constructed on the Real Property have been fully paid and no one is entitled to claim a lien under the *Builders' Lien Act* (Alberta) or other similar legislation for such work performed by or on behalf of the Corporation. There are no matters affecting the right, title and interest of the Corporation in and to the Real Property (as set forth in Schedule 3.2(11)), which in the aggregate, would materially and adversely affect the ability of the Corporation to carry on its business upon the Real Property (as set forth in Schedule 3.2(11);

(mm) the Corporation is not a party to any Real Property Leases other than those listed in Schedule 3.2(mm). The Corporation is not in breach of any such Real Property Leases in any material respect nor has any circumstance occurred or does any circumstance exist that with the passage of time, notice or both, constitute such a breach, and, to the knowledge of the Shareholders and the Corporation, no third party to any of such Real Property Leases is in breach of any such Real Property Leases;

Miscellaneous

(nn) Schedule 3.2(nn) sets forth a complete list of every financial institution in which the Corporation maintains any depository or other account or safety deposit box and the names of all persons authorized to draw on or who have access to such accounts or safety deposit box; and

(oo) the information provided by or on behalf of the Shareholders or the Corporation with respect to the Corporation constitutes full, plain and true disclosure of all material facts relating to the Corporation, its business, operations and capital, there are no misrepresentations in any written information provided by or on behalf of the Shareholders or the Corporation to Petrowest and none of the Shareholders or the Corporation has knowingly withheld from Petrowest any information, documents or agreements relevant to the Corporation Assets or the Corporation which might reasonably be expected to be material to a purchaser of the Shares or Corporation Assets.

3.3 Representations and Warranties of Petrowest and the Trust

Each of Petrowest and the Trust jointly and severally represents and warrants to each of the Shareholders that:

(a) Petrowest is duly organized and validly existing and in good standing under the law of the jurisdiction of its incorporation and has the corporate power to own or lease its property and assets and to carry on its business as now conducted by it and is duly licensed or qualified to carry on business in each jurisdiction as the nature of its business requires and, at the Closing Date, will have such power and be so licensed or qualified as is required by its business as proposed to be conducted;

(b) at Closing, the Trust will be duly organized and validly existing and in good standing under the law of the jurisdiction of its formation and have the power to own or lease its property and assets and to carry on its business as proposed to be conducted by it and will be duly licensed or qualified to carry on business in each jurisdiction as the nature of its business requires;

(c) Petrowest has all requisite power and authority to enter into this Agreement and all documents to be delivered pursuant hereto and to perform its obligations hereunder and thereunder;

(d) at Closing, the Trust will have all requisite power and authority to enter into this Agreement and all documents to be delivered pursuant hereto and to perform its obligations hereunder and thereunder;

(e) the execution and delivery of this Agreement and all documents to be delivered pursuant hereto, the performance of the terms hereof and thereof and the consummation of the transactions contemplated herein and therein do not and will not:

(i) result in the breach of or violate any term or provision of the charter, by-laws or governing documents of Petrowest or the declaration of trust of the Trust; or

(ii) conflict with, result in a breach of, constitute a default under, or accelerate or permit the acceleration of the performance required by, any material agreement, instrument, licence, permit or authority to which Petrowest or the Trust is a party or by which it is bound or to which any of its property is subject or result in the creation of any Encumbrance upon any of the assets of Petrowest or the Trust or give to others any material interest or right, including any right of purchase, termination, cancellation or acceleration under any such agreement, instrument, license, permit or authority; or

(iii) violate any provision of law or administrative regulation or any judicial or administrative order, award, judgment or decree applicable to Petrowest or the Trust;

(f) each of the Trust and Petrowest is, in all material respects, in compliance with all Laws;

(g) this Agreement has been duly executed and delivered by Petrowest and constitutes a legal, valid and binding obligation of Petrowest enforceable in accordance with its terms and all documents to be delivered by Petrowest or the Trust, as the case may be, pursuant hereto will be duly executed and delivered by Petrowest and will constitute legal, valid and binding obligations of Petrowest and the Trust, respectively, enforceable in accordance with their respective terms;

(h) neither Petrowest nor the Trust have or will have carried on any active business other than the organization of, and preparation for the consummation of, the Concurrent Acquisitions, the Concurrent Financing and related matters;

(i) the authorized capital of Petrowest is comprised of an unlimited number of common shares and, as of the Closing Date, all of the issued and outstanding common shares will be held by the Trust;

(j) at Closing, the authorized capital of the Trust will be comprised of an unlimited number of Units of which, prior to the Closing, the closing of the Concurrent Acquisitions and the closing of the Concurrent Financing, not more than 1,500,000 Units (including subordinated units) will be issued and outstanding, each fully paid and non-assessable and, after the closing of the Concurrent Acquisitions and the closing of the Concurrent Financing, not more than 1,500,000 Units (including subordinated units) will be issued and outstanding, each fully paid and non-assessable;

(k) the Trust will, on the Closing Date, be a mutual fund trust under the Canadian Tax Act;

(l) each of the agreements relating to the Concurrent Acquisitions is substantially the same as this Agreement (other than price);

(m) the Units to be issued pursuant to Section 2.2 will be duly and validly issued and delivered as fully paid and non-assessable trust units of the Trust and, other than the escrow contemplated by section 5.2(d), will not be subject to any escrow or restriction on trading;

(n) at Closing, the prospectus filed in connection with the Concurrent Financing will contain full, true and plain disclosure of all material facts relating to the Trust and Petrowest, their prospective businesses, operations and capital (excluding the business, operations and capital of the Corporation);

(o) other than the fee payable to Westwind Partners Inc., Petrowest has not incurred any obligation or liability, contingent or otherwise, for brokerage fees, finder's fees, agent's commission or other similar forms of compensation with respect to the transactions contemplated herein;

(p) there is no suit, action, litigation, investigation, claim, complaint, grievance or proceeding, including appeals and applications for review, in progress, or, to the knowledge of Petrowest, pending or threatened against or relating to Petrowest or the Trust before any court, Governmental Authority, commission, board, bureau, agency or arbitration panel which, if determined adversely to Petrowest, would,

  (i) materially and adversely affect the properties, business, future prospects or financial condition of Petrowest or the Trust,

  (ii) enjoin, restrict or prohibit the transfer of all or any part of the Shares or the issue of Units as contemplated by this Agreement; or

  (iii) prevent Petrowest from fulfilling all of its obligations set out in this Agreement or arising from this Agreement, and Petrowest has no knowledge of any existing ground on which any such action, suit, litigation or proceeding might be commenced with any reasonable likelihood of success. There is not presently outstanding against Petrowest any judgement, decree, injunction, rule or order of Governmental Authority; and

(q) Petrowest is not a "non Canadian" within the meaning of the *Investment Canada Act*.

3.4 Non-Waiver

No investigations made by or on behalf of Petrowest or the Shareholders at any time shall have the effect of waiving, diminishing the scope or otherwise affecting any representation or warranty made by the Shareholders or Petrowest, as the case may be, in or pursuant to this Agreement. No waiver of any condition or other provisions, in whole or in part, shall constitute as a waiver of any other condition or provision (whether or not similar) nor shall such waiver constitute a continuing waiver unless otherwise expressly provided.

3.5 Nature and Survival

All representations, warranties and covenants contained in this Agreement on the part of each of the Parties shall survive the Closing, the execution and delivery under this Agreement of any share or security transfer instruments or other documents of title to any of the Shares and the payment of the consideration for the Shares.

ARTICLE 4
COVENANTS

4.1 Covenants of the Shareholders and the Corporation

(a) From the date hereof to and until the Closing Date, the Shareholders and the Corporation shall permit Petrowest, Petrowest's Counsel and Petrowest's authorized representatives to have full access to all files, premises, properties, personnel, books, records (including Tax Records), auditors, contracts and documents of or pertaining to the Corporation and any predecessor corporations or entities prior to Closing for purposes of performing due diligence with respect to the Corporation and its assets and affairs. The provisions of the Confidentiality and Non-disclosure Agreement shall continue to be applicable to any information made available by such parties pursuant to the provisions of this Agreement.

(b) Each of the Shareholders and the Corporation who is a party to or bound by the Unanimous Shareholders Agreement hereby agrees and consents to the termination of such agreement immediately prior to the Closing Time and, subject to Closing occurring, hereby irrevocably waives and releases each of the others from and in respect of any and all obligations thereunder, whether due on, prior to or after the date hereof.

(c) Upon any restructuring or reorganization of the Corporation resulting in any person, other than the Shareholders, acquiring any of the Shares, the Shareholders shall cause such person to execute a counterpart signature page to this Agreement.

4.2 Efforts to Satisfy Conditions

Each Party shall use all reasonable commercial efforts and shall proceed diligently, honestly and in good faith to cause the conditions set forth in Section 5.1, Section 5.2 and Section 5.3 which are within its reasonable control to be satisfied. Each Party shall provide such information and cooperation to the other Party as it may reasonably request in connection with the satisfaction of such conditions.

4.3 Tax Returns

(a) The Shareholders shall cause the Corporation to prepare and file in a timely manner (at its cost and in consultation with the Shareholders) all Tax Returns required to be filed by the Corporation for any period that ends on or before the Closing Date and for which Tax Returns have not been filed as of the Closing Date. Petrowest shall obtain the consent of Shareholders to any Tax Returns filed in respect of any period ending on or prior to the Closing Date, which consent shall be deemed received unless the Shareholders advises otherwise within 10 business days following receipt of the return and request for consent. The Shareholders and Petrowest shall co-operate fully with each other and none of the Parties will unreasonably withhold its consent to a request made by any

other Party with respect to such Tax Returns. Such Tax Returns will be prepared in accordance with reasonable business practices and the Corporation's past practices. The Parties agree that an election shall be made by the Corporation in its Tax Return filed for its taxation year ending immediately before the acquisition of control by Petrowest not to have subsection 256(9) of the Canadian Tax Act apply, with the result that the taxation year of the Corporation shall end immediately before the Closing Time.

(b) No Tax Returns shall be filed by any of the Shareholders between the date hereof and the Closing Date except with the prior written consent of Petrowest, which consent shall not be unreasonably withheld.

4.4 Covenant of Petrowest

Upon the organization and formation of the Trust, Petrowest shall cause the Trust to execute an agreement, in a form acceptable to the Shareholders acting reasonably, whereby the Trust agrees to be bound by its representations, warranties, covenants and indemnities hereunder.

ARTICLE 5
CONDITIONS TO CLOSING

5.1 Mutual Conditions

The obligations of Petrowest, the Shareholders and the Corporation pursuant hereto are subject to the following conditions being satisfied in all respects at or prior to the Closing Time, or such earlier time as is specified below:

(a) there shall not be any suit, action or other proceeding that shall, at Closing, be pending against any of the Parties before any Governmental Authority and no law, regulation or policy shall have been proposed, enacted or applied: (i) making illegal or seeking to restrain, prohibit or obtain damages or other relief in connection with the consummation of the transactions contemplated by this Agreement; (ii) prohibiting or materially limiting the ownership or operation by Petrowest of a material portion of the business or assets thereof or requiring Petrowest to dispose of or hold separately any such portion of any Shares or Corporation Assets, as applicable; or (iii) making the consummation of the transactions contemplated by this Agreement materially more costly to Petrowest or materially reducing the value of the Shares;

(b) all Required Approvals shall have been obtained on terms acceptable to the Shareholders and Petrowest, acting reasonably, at or prior to the Closing Time;

(c) the commercial terms of the Trust are satisfactory to the Shareholders and Petrowest, in each case, acting reasonably, including:

(i) the Concurrent Financing shall have closed or be closing at the Closing Time; and

(ii) such of the Concurrent Acquisitions as have an aggregate Base Purchase Price not less than $100 million shall have closed or be closing at the Closing Time; and

(d) Petrowest and each of the persons listed in Schedule 5.1(e) hereto shall have executed and delivered a management agreement in the form set forth in such Schedule.

5.2 Conditions for the Benefit of Petrowest

The obligations of Petrowest to buy the Shares and Shareholder Loans from the Shareholders pursuant hereto are subject to the following conditions (which are for the exclusive benefit of Petrowest) being satisfied in all respects at or prior to the Closing Time, or such earlier time as is specified below:

(a) the representations and warranties of the Shareholders in this Agreement shall be true and correct in all material respects at the Closing Time with the same force and effect as if made at and as of such time;

(b) the Shareholders and the Corporation shall have performed or complied in all material respects with all of the terms, covenants and conditions of this Agreement to be performed or complied with by the Shareholders and the Corporation at or prior to the Closing Time pursuant hereto;

(c) on or before May 23, 2006, Petrowest shall have completed its due diligence review and, in its sole discretion, been satisfied with the results of such review;

(d) at Closing, the Shareholders shall have delivered all items which they are required to deliver pursuant to Section 6.2 and shall have duly executed and delivered an agreement to escrow the Units to be issued pursuant to Section 2.2 for release as to one quarter thereof on the Closing Date and on each of the 6 month, 12 month and 18 month anniversaries of the Closing Date in form and substance satisfactory to Petrowest, acting reasonably;

(e) the Shareholders shall have delivered opinions of the Shareholders' Counsel as to the matters in Section 3.1(a), (b), (c) and (d) and Section 3.2(a), (b), (c) and (d)(i), in form and substance satisfactory to Petrowest, acting reasonably;

(f) each of the Shareholders shall have delivered, on the Closing Date, a certificate of such Shareholder dated the Closing Date, addressed to Petrowest and signed by the Shareholder or, in the case of a Shareholder that is a corporation, signed on the Shareholder's behalf by its President or such other officer or director satisfactory to Petrowest, acting reasonably, certifying that to the knowledge of the Shareholders the representations and warranties of the Shareholder set forth in this Agreement are true and correct at the Closing Time, as if made at such

time and the Shareholder has not breached, or failed to comply with, in any material respect, any of its covenants or other obligations under this Agreement; and

(g) Petrowest shall have obtained all applicable governmental, regulatory and contractual approvals to complete the transactions contemplated by this Agreement.

5.3 Conditions for the Benefit of the Shareholders

The Shareholders' obligations to Petrowest pursuant hereto are subject to the following conditions (which are for the exclusive benefit of the Shareholders) being satisfied in all respects at or prior to the Closing Time or such earlier time as is specified below:

(a) the representations and warranties of Petrowest in this Agreement shall be true and correct in all material respects at the Closing Time with the same force and effect as if made at and as of such time;

(b) Petrowest shall have performed or complied in all material respects with all of the terms, covenants and conditions of this Agreement to be performed or complied with by Petrowest at or prior to the Closing Time pursuant hereto;

(c) at Closing, Petrowest shall have delivered all items they are required to deliver pursuant to Section 6.3;

(d) Petrowest shall have delivered, on the Closing Date, a certificate of Petrowest dated the Closing Date, addressed to the Shareholders and signed on Petrowest's behalf by its President or such other officer or director satisfactory to the Shareholders, acting reasonably, certifying that the representations and warranties of Petrowest set forth in this Agreement are true and correct at the Closing Time, as if made at such time and Petrowest has not breached, or failed to comply with, in any material respect, any of its covenants or other obligations under this Agreement; and

(e) Petrowest shall have delivered an opinion of Petrowest's Counsel as to the matters set forth in Section 3.3(a), (b), (c), (d), (e)(i), (e)(iii), (g), (i), (j), (k) and (m) in form and substance satisfactory to the Shareholders, acting reasonably.

ARTICLE 6
<u>CLOSING</u>

6.1 Closing

The Closing shall take place at the Closing Time at the offices of Petrowest' Counsel located at 4500, 855 - 2nd Street S.W., Calgary, Alberta T2P 4K7, or at such other place as may be agreed upon by the Shareholders and Petrowest.

6.2 Deliveries by the Shareholders at Closing

At Closing, the Shareholders shall deliver to Petrowest:

(a) an updated version of Schedule 3.1 indicating the beneficial owners of record of all of the Shares;

(b) an updated version of Schedule 3.2 indicating the authorized capital of the Corporation and the issued and outstanding shares of the Corporation;

(c) the certificates representing the Shares duly endorsed for transfer by the Shareholders and new share certificates issued in the name of Petrowest in respect of the Shares;

(d) certificates of the appropriate government officials, dated the Closing Date, evidencing the existence and good standing of each of the Shareholders, if a corporation and the Corporation in the jurisdiction of its organization;

(e) the minute books, corporate seals and all corporate records of the Corporation;

(f) resignations and releases of all directors and officers of the Corporation and reciprocal releases of such directors and officers by the Corporation, each in form and substance satisfactory to Petrowest;

(g) certified copies of directors' resolutions of the Corporation confirming approval of the transfer of the Shares to Petrowest in accordance with the terms and conditions of this Agreement; and

(h) such other documents and instruments as Petrowest's Counsel may reasonably require.

6.3 Deliveries by Petrowest at Closing

At Closing, Petrowest shall pay the Base Purchase Price to the Shareholders, including delivering certificates to the Shareholders representing the Units issuable to the Shareholders pursuant to Section 2.2(b).

6.4 Closing Escrow

The items tabled at Closing pursuant to Section 6.2 and Section 6.3 shall be held in escrow until all of such items have been tabled and then shall remain in escrow until the Effective Time. At the Effective Time, provided all conditions in Article 5 have been satisfied or waived, such escrow shall be terminated and the items described in Section 6.2 shall be delivered to Petrowest and the items described in Section 6.3 shall be delivered to the Shareholders and the Closing shall have occurred. If such escrow is not released on or before 4:00 p.m. (Calgary Time) on October 31, 2006 and the Parties do not agree to an extension of the escrow, the Closing shall be deemed not to have occurred and the documents and certificates tabled by a Party pursuant to this Article 6 shall be returned to that Party.

ARTICLE 7
INDEMNITIES

7.1 Shareholders Indemnity

After Closing but subject to Section 7.4, each of the Shareholders jointly and severally agrees to indemnify and save harmless each of Petrowest, the Trust and their Affiliates from and against all Losses and Obligations which they suffer, sustain, pay or incur, directly or indirectly:

(i) as a consequence of or in connection with a breach of a representation or warranty made by any of the Shareholders or the Corporation in this Agreement or a breach by any of the Shareholders or the Corporation of any of the covenants made by any thereof in this Agreement; or

(ii) as a consequence of or in connection with any environmental matter relating to the Corporation or the Corporations Assets prior to the Closing Time;

except any such Losses and Obligations as have been caused by or result from the gross negligence or wilful misconduct of any such indemnified person. The Parties agree that for the purposes of Section 7.1(i), in the case of any breach of representation or warranty of any of the Shareholders, the measure of Losses and Obligations in respect thereof will be, dollar for dollar, the difference in what would have been the position (financial and otherwise) of the Corporation had such representation been true or the warranty not breached and the actual position (financial and otherwise) of the Corporation (given such misrepresentation or breach of warranty).

7.2 Petrowest Indemnity

After Closing, Petrowest and the Trust agree to indemnify and save harmless each of the Shareholders and their Affiliates from and against all Losses and Obligations which they suffer, sustain, pay or incur, directly or indirectly, as a consequence of or in connection with:

(i) a breach of a representation or warranty made by Petrowest or the Trust in this Agreement or a breach by Petrowest or the Trust of a covenant made by it in this Agreement; or

(ii) subject to the Shareholders' obligations in respect of the indemnity contained in Section 7.1, any matter or circumstance relating to Corporation Assets or the operation thereof which occurs after the Closing Time or which relates to the Corporation and occurs after the Closing Time;

except any such Losses and Obligations as have been caused by or result from the gross negligence or wilful misconduct of any such indemnified person.

7.3 Tax Indemnity

(a) After Closing, the Shareholders shall be jointly and severally liable to and agree to indemnify and save harmless the Corporation (which in this Section 7.3 includes the Corporation's successors and assigns) in respect of all Losses and Obligations which the Corporation may suffer, sustain, pay or incur as a consequence of or in connection with any breach of any of the representations and warranties in Section 3.2(t) to (x) inclusive.

(b) Any person entitled to indemnification as herein set forth (the "**Indemnified Parties**") shall give prompt written notice to the Shareholders whenever it becomes aware that a Claim has been or may be made for which the Shareholders may be liable pursuant to this Section 7.3 (the "**Tax Indemnity**"). Unless the Shareholders notify the Indemnified Parties that it elects not to have carriage and control of a Claim the Shareholders shall, at their own expense and employing counsel of their own choice, have full carriage and control of the contestation of any such Claim, provided that if the Claim does not relate solely to matters to which the Tax Indemnity may apply, the Indemnified Parties shall, at its own expense and employing counsel of its own choice, have full carriage and control of the contestation of the portion of the Claims relating to matters to which the Tax Indemnity does not relate; and further provided that where the Shareholders have carriage and control of a Claim neither the Indemnified Parties nor the Corporation will agree to any compromise or settlement of such Claim to which the Tax Indemnity may apply without the consent of the Shareholders which will not be unreasonably withheld. Notwithstanding the foregoing, the Shareholders' right to have carriage and control of the contestation of any such Claim shall only apply and continue to apply after payment of the amount of such Claim or the provision of such security as is necessary to avoid a lien being placed on the property of the Corporation in respect of such Claim. Where the Shareholders have carriage and control of a Claim, if the Indemnified Parties does not consent to a settlement of a Claim to which the Tax Indemnity may apply following a request from the Shareholders to do so, the obligation of the Shareholders to indemnify the Indemnified Parties for the Claim shall be limited to the amount that the Shareholders would have been required to pay pursuant hereto in respect of the Claim if the settlement had been accepted and the Shareholders shall forthwith transfer carriage of the contestation of the Claim to the Indemnified Parties or its nominee. The Indemnified Parties, the Corporation and the Shareholders shall cooperate with each other and allow each other reasonable access to documents and records in any defence of any such Claims and shall keep each other reasonably informed of the conduct thereof. If the Shareholders elect not to have carriage and control of the contestation of the Claim, the Indemnified Parties and the Corporation shall be under no obligation to contest, settle or compromise the Claim and such failure to contest, settle or compromise the Claim shall not prejudice its rights pursuant to this Indemnity.

(c) The Parties undertake to inform each other of any audit inquiries with respect to issues to which the Tax Indemnity may apply and to cooperate with each other in making any representations prior to any assessment to which those indemnities may apply.

(d) The amounts payable in respect of the Tax Indemnity shall constitute and be treated by the parties as an adjustment to the Base Purchase Price.

7.4 Limitations on Indemnities

(a) No Claim for performance of an indemnity or in respect of a breach of any covenant, representation or warranty made in this Agreement (other than pursuant to Section 7.3) shall be made or be enforceable, whether by legal proceedings or otherwise, unless written notice of such Claim is given by the party seeking redress to the party or parties from whom redress is sought on or before: (i) in respect of a breach of Section 3.2(kk), the expiry of the statutory period in which a Claim, assessment or reassessment may be brought or effected against the Corporation in respect thereof; (ii) in respect of a breach of any of Section 3.2(t) to (x), the expiry of ninety days after the relevant Governmental Authorities shall no longer be entitled to assess liability for tax against the Corporation for any particular taxation year ended on or prior to the Closing Date, having regard without limitation, to any waivers given by the Shareholders of the Corporation in respect of any taxation year; and (iii) otherwise, the expiry of eighteen months from the Closing Date;

(b) The maximum cumulative liability of the Shareholders in respect of indemnities and breaches of the representations, warranties and covenants made by the Shareholders in this Agreement (other than pursuant to Section 7.3) shall not exceed the Adjusted Purchase Price;

(c) Except as otherwise set out herein, the parties' sole remedy for a misrepresentation or breach of a warranty or other agreement contained in this Agreement is limited to the indemnities contained in Article 7 and is limited by the provisions of this Section 7.4;

(d) Notwithstanding anything to the contrary set forth in this Agreement, the Shareholder shall have no liability to Petrowest for any specific matter or claim for which Petrowest has received an adjustment to the Purchase Price to the extent of such adjustment;

(e) Petrowest shall not be entitled to make a Claim against the Shareholders for indemnity pursuant to this Agreement unless and until the aggregate amount of all Losses and Obligations with respect to all Claims asserted by Petrowest under this Agreement (other than pursuant to Section 7.3) exceeds 1% of the Base Purchase Price. Once such minimum threshold in Losses and Obligations has been sustained by Petrowest, the entirety of all Losses and Obligations sustained by Petrowest shall be compensable under this Section 7.4, subject to the other

provisions of this Section. Claims pursuant to Section 7.3 shall not be included in claims for the purposes of this Section 7.4(e);

(f) Petrowest' Losses hereunder shall be deemed reduced by the amount of any insurance proceeds and any tax benefits received by Petrowest with respect to such Losses; and

(g) Petrowest shall not be entitled to indemnity under both Section 7.3 and Section 7.1 for the same Loss.

7.5 Indemnification Procedure

(a) For purposes of this Section 7.5, the term "**Indemnifying Party**" when used in connection with a Claim shall mean the Person having an obligation to indemnify the other Party with respect to such Claim pursuant to this Agreement (other than under Section 7.3), and the term "**Indemnified Party**" when used in connection with a particular Claim shall mean the Person having the right to be indemnified with respect to such Claim by the other Party pursuant to this Agreement (other than under Section 7.3)

(b) To make claim for indemnification, an Indemnified Party shall notify the Indemnifying Party of its claim under this Section 7.5, including the specific details of and specific basis under this Agreement for its claim (the "**Claim Notice**"). In the event that the claim for indemnification is based upon a claim by a third party against the Indemnified Party (a "**Third Party Claim**"), the Indemnified Party shall provide its Claim Notice promptly after the Indemnified Party has actual knowledge of the Third Party Claim and shall enclose a copy of all papers (if any) served with respect to the Third Party Claim; provided that the failure of any Indemnified Party to give notice of a Third Party Claim as provided in this Section 7.5 shall not relieve the Indemnifying Party of its obligations under this Agreement except to the extent such failure results in insufficient time being available to permit the Indemnifying Party to effectively defend against the Third Party Claim or otherwise materially prejudices the Indemnifying Party's ability to defend against the Third Party Claim. In the event that the claim for indemnification is based upon an inaccuracy or breach of a representation, warranty, covenant or agreement, the Claim Notice shall specify the representation, warranty, covenant or agreement which was inaccurate or breached.

(c) In the case of a claim for indemnification based upon a Third Party Claim, the Indemnifying Party shall have 30 days from its receipt of the Claim Notice to notify the Indemnified Party whether it admits or denies its liability to defend the Indemnified Party against such Third Party Claim at the sole cost and expense of the Indemnifying Party. The Indemnified Party is authorized, prior to and during such 30-day period, to file any motion, answer or other pleading that it shall deem necessary or appropriate to protect its interests or those of the Indemnifying Party and that is not prejudicial to the Indemnifying Party.

(d) If the Indemnifying Party admits its liability, it shall have the right and obligation to diligently defend, at its sole cost and expense, the Third Party Claim. The Indemnifying Party shall have full control of such defense and proceedings, including any compromise or settlement thereof. If requested by the Indemnifying Party, the Indemnified Party agrees to cooperate, at the cost and expense of the Indemnifying Party, in contesting any Third Party Claim which the Indemnifying Party elects to contest. The Indemnified Party may participate in, but not control, any defense or settlement of any Third Party Claim controlled by the Indemnifying Party pursuant to this Section 7.5(d). An Indemnifying Party shall not, without the written consent of the Indemnified Party, (i) settle any Third Party Claim or consent to the entry of any judgment with respect thereto which does not include an unconditional written release of the Indemnified Party from all liability in respect of such Third Party Claim or (ii) settle any Third Party Claim or consent to the entry of any judgment with respect thereto in any manner that may materially and adversely affect the Indemnified Party (other than as a result of money damages covered by the indemnity).

(e) If the Indemnifying Party does not admit its liability or admits its liability but fails to diligently prosecute or settle the Third Party Claim, then the Indemnified Party shall have the right to defend against the Third Party Claim at the sole cost and expense of the Indemnifying Party, with counsel of the Indemnified Party's choosing, subject to the right of the Indemnifying Party to admit its liability and assume the defense of the Third Party Claim at any time prior to settlement or final determination thereof. If the Indemnifying Party has not yet admitted its liability for a Third Party Claim, the Indemnified Party shall send written notice to the Indemnifying Party of any proposed settlement and the Indemnifying Party shall have the option for 10 days following receipt of such notice to (i) admit in writing its liability for the Third Party Claim and (ii) if liability is so admitted, reject, in its reasonable judgment, the proposed settlement.

(f) In the case of a claim for indemnification not based upon a Third Party Claim, the Indemnifying Party shall have 30 days from its receipt of the Claim Notice to (i) cure the Losses and Obligations complained of; (ii) admit its liability for such Losses or (iii) dispute the claim for such Losses and Obligations. If the Indemnifying Party does not notify the Indemnified Party within such 30-day period that it has cured the Losses and Obligations or that it disputes the claim for such Losses and Obligations, the amount of such Losses and Obligations shall conclusively be deemed a liability of the Indemnifying Party hereunder.

7.6 Materiality

For the purposes of calculating Losses and Obligations in conjunction with any breach of a representation, warranty or covenant pursuant to Sections 7.1, 7.2 or 7.3, any standard or threshold of materiality relating to such breached representation, warranty or covenant shall be ignored.

ARTICLE 8
TERMINATION

8.1 Termination

If this Agreement is terminated prior to the Closing occurring pursuant to Section 5.1, Section 5.2 or Section 5.3, the Parties shall be released from all obligations under this Agreement except the Confidentiality and Non-disclosure Agreement shall remain in full force and effect in accordance with its terms, and each Party shall remain liable for breaches by it of this Agreement occurring prior to such termination. Subject to the foregoing provisions of this Section, following such termination, each Party shall be responsible for the costs and expenses incurred by it in connection with this Agreement and the transactions contemplated hereby.

8.2 Survival

Subject to the limitations and provisions set forth in this Agreement, notwithstanding the occurrence of Closing and the items delivered at Closing pursuant hereto, the representations, warranties, covenants and indemnities contained in this Agreement shall survive the Closing and the delivery of the items delivered at Closing pursuant hereto for the benefit of the Parties in accordance with terms hereof. Notwithstanding any other provision of this Agreement, no limitation in respect of the survival of any provision of this Agreement or the period in respect of which any Claims or other recourse may be made shall apply insofar as the breach of the provision or the matter in respect of which recourse is sought involves fraud on the part of the Party or Parties against whom the provision is sought to be enforced or from whom such recourse is sought. If any document executed at or after Closing, pursuant hereto is inconsistent with the provisions of this Agreement, the provisions of this Agreement shall prevail unless the Parties expressly and explicitly agree to the contrary.

ARTICLE 9
ARBITRATION

9.1 Procedure

Any controversy submitted to arbitration pursuant to this Agreement shall be subject to the following principles:

(a) Upon written demand of a Party, representatives of the Parties shall meet and attempt to appoint a single arbitrator. If such representatives are unable to agree on a single arbitrator within five (5) days of such demand, then upon written demand by any Party, any Shareholder and Petrowest shall, within ten (10) days of such demand, each name an arbitrator and the two arbitrators so named shall promptly thereafter choose a third. If a Party shall fail to name an arbitrator within ten (10) days from such demand, then the arbitrator for that Party shall be appointed by any Justice of the Court of Queen's Bench of Alberta upon application by the other Party. If the two arbitrators shall fail within ten (10) days from their appointment to agree upon and appoint the third arbitrator, then

such third arbitrator shall be appointed by any Justice of the Court of Queen's Bench of Alberta upon request of either Party.

(b) The arbitrator or arbitrators selected to act hereunder shall be qualified by education, experience and training to pass upon the particular question in dispute.

(c) The arbitrator or arbitrators chosen as aforesaid shall proceed immediately to hear and determine the question or questions in dispute. The decision of the single arbitrator shall be made within forty-five (45) days after his or her appointment, subject to any reasonable delay due to unforeseen circumstances. Where there are three arbitrators, the decision of the arbitrators, or a majority of them, shall be made within forty-five (45) days after the appointment of the third arbitrator, subject to any reasonable delay due to unforeseen circumstances. In the event the single arbitrator or the arbitrators, or a majority of them, fail to make a decision within the period herein prescribed, then either Party may elect to have a new single arbitrator or arbitrators chosen in the manner herein prescribed, as if none had previously been selected.

(d) The decision of the single arbitrator or the decision of the arbitrators, or a majority of them, shall be drawn up in writing and signed by the single arbitrator or by the arbitrators, or a majority of them, and shall be final and binding upon the parties hereto.

(e) The liability between the Parties hereto for the payment of the compensation and expenses of the single arbitrator or the arbitrators shall be determined by the arbitrator or arbitrators, as the case may be.

(f) Arbitration pursuant hereto shall be governed in all respects not addressed herein by the provisions of the *Arbitration Act* (Alberta) and regulations thereunder.

ARTICLE 10
NOTICES

10.1 Notices

Any notice, consent, waiver, direction or other communication required or permitted to be given under this Agreement by a party to any other party shall be in writing and shall be delivered by hand delivery, facsimile transmission or (provided that the mailing party does not know and should not reasonably have known of any disruption or anticipated disruption of postal service which might affect delivery of the mail) by registered mail (postage prepaid), addressed to the party to whom the notice is to be given, at its address for service herein. Any notice, consent, waiver, direction or other communication aforesaid shall, if hand delivered or delivered by facsimile transmission, be deemed to have been given and received on the date on which it was hand delivered or delivered by facsimile transmission to the address provided herein (if a business day and, if not, the next succeeding business day) and if sent by registered

mail be deemed to have been given and received on the third business day at the point of delivery following the date on which it was so sent.

10.2 Address for Service

The address for service of each of the parties hereto shall be as follows:

if to Petrowest or the Trust:

Petrowest Services Ltd.
Suite 204, 10605 Westside Drive
Grande Pairie, AB
T8V 8E6

Attention:
Facsimile: (780) 830-0882

with a copy to:

Bennett Jones LLP
4500, 855 - 2nd Street S.W.
Calgary, AB T2P 4K7

Attention: Brad D. Markel
Facsimile: (403) 265-7219

if to the Shareholders and/or the Corporation:



Attention: Ron and Murray Head

with a copy to:

Macleod Dixon LLP
3700, 400 - 3rd Avenue S.W.
Calgary, AB T2P 4H2

Attention: Don Tse
Facsimile: (403) 264-5973

or such other address as may be designated by notice to the other Parties.

ARTICLE 11
MISCELLANEOUS

11.1 Further Assurances

Each Party shall, from time to time, and at all times hereafter, at the request of another Party, but without further consideration, do all such further acts and execute and deliver all such further documents and instruments as shall be reasonably required in order to fully perform and carry out the terms and intent hereof.

11.2 Time of the Essence

Time shall be of the essence of this Agreement.

11.3 Public Announcements

Until Closing has occurred, no public announcement or press release concerning the sale and purchase of the Shares shall be made by a Party or its Affiliates without the prior written consent and joint approval of the other Party, which consent and approval shall not be unreasonably withheld or delayed; provided that nothing contained herein shall prevent either Party at any time furnishing any information to any governmental agency or regulatory authority (including applicable stock exchanges) or to the public if required by Laws or the rule of a stock exchange.

11.4 Amendments and Waiver

No modification of or amendment to this Agreement shall be valid or binding unless set forth in writing and duly executed by both Parties and no waiver of any breach of any term or provisions of this Agreement shall be effective or binding unless made in writing and signed by the Party purporting to give the same and, unless otherwise provided, shall be limited to the specific breach waived. No failure on the part of any Party in exercising any right or remedy hereunder shall operate as a waiver thereof, nor shall any single or partial exercise of any such right or remedy preclude any other or further exercise thereof or the exercise of any other right or remedy in law or in equity or by statute or otherwise conferred.

11.5 Entire Agreement

This Agreement together with the Confidentiality and Non-disclosure Agreement and the agreements and other documents to be delivered pursuant to this Agreement, constitute the entire agreement between the Parties pertaining to the subject matter of this Agreement and supersede all prior agreements, understandings, negotiations and discussions, whether oral or written, of the Parties, including the Letter of Intent and there are no warranties, representations or other agreements between the Parties in connection with the subject matter of this Agreement except as specifically set forth in this Agreement, and any document delivered pursuant to this Agreement. No supplement, modification or waiver or termination of this Agreement shall be binding unless executed in writing by the Party to be bound thereby.

11.6 Applicable Law

This Agreement shall be construed in accordance with the laws of the Province of Alberta and the laws of Canada applicable therein and shall be treated, in all respects, as an Alberta contract.

11.7 Amendments

This Agreement may only be amended by a written instrument signed by the Parties.

11.8 Severability

If any one or more of the provisions or parts thereof contained in this Agreement should be or become invalid, illegal or unenforceable in any respect in any jurisdiction, the remaining provisions or parts thereof contained herein shall be and shall be conclusively deemed to be, as to such jurisdiction, severable therefrom and:

(a) the validity, legality or enforceability of such remaining provisions or parts thereof shall not in any way be affected or impaired by the severance of the provisions or parts thereof severed; and

(b) the invalidity, illegality or unenforceability of any provision or part thereof contained in this Agreement in any jurisdiction shall not affect or impair such provision or part thereof or any other provisions of this Agreement in any other jurisdiction.

11.9 Execution in Counterpart

This Agreement may be executed in any number of counterparts with the same effect as if all signatories to the counterparts had signed one document, all such counterparts shall together constitute, and be construed as, one instrument and each of such counterparts shall, notwithstanding the date of its execution, be deemed to bear the date first above written. Delivery of counterparts may be effected by facsimile transmission.

11.10 Benefit of the Agreement

This Agreement shall enure to the benefit of and be binding upon the respective heirs, executors, administrators, successors and permitted assigns of the Parties. No person other than the Parties and their successors and permitted assigns shall be entitled to any rights or benefits hereunder.

11.11 Assignment

This Agreement may not be assigned by any Party without the prior consent of the other Parties, provided that: (i) Petrowest may assign its rights and obligations under this agreement to an Affiliate of Petrowest if, contemporaneous therewith, such Affiliate of Petrowest agrees to be bound by all representations, warranties, covenants and indemnities of Petrowest hereunder; and (ii) any Shareholder may assign its rights and obligations under this agreement to a person, wholly-owned by one or more Shareholders, that has, subsequent to the date hereof, become a

shareholder of the Corporation if, contemporaneous therewith, such person agrees to be bound by all representations, warranties, covenants and indemnities of such Shareholder. For greater certainty, it is agreed that prior to the Closing Time and as a condition of Closing, the Trust shall execute a joinder agreement satisfactory to the Shareholders, acting reasonably, pursuant to which the Trust shall agree to be bound by all representations, warranties, covenants and indemnities of Petrowest hereunder.

11.12 No Partnership

It is not the intent or purpose of the Agreement to create, and this Agreement shall not be construed as creating, any association, partnership or syndicate.

11.13 Reliance

The Parties acknowledge and agree that they have entered into this Agreement in reliance upon each of the representations, warranties, covenants and agreements herein of the other party hereto.

IN WITNESS WHEREOF the parties hereto have executed this Agreement as of the date first above written.

PETROWEST SERVICES LTD.

By: (signed) "*A. Dax Srivastava*"
President

By: (signed) "*Kenneth N. Drysdale*"
C.E.O.

1243546 ALBERTA LTD.

By: (signed) "*Ronald Head*"
President

1243548 ALBERTA LTD.

By: (signed) "*Murray Head*"
President

(signed) "*Tricia Chrzanowski*"
Witness

(signed) "*Murray Head*"

MURTRON HAULING LTD.

By: (signed) "*Murray Head*"
President

815431 ALBERTA LTD.

By: (signed) "*Ronald Head*"
President



SHARE PURCHASE AGREEMENT

THIS SHARE PURCHASE AGREEMENT made as of the 23rd day of May, 2006

AMONG:

PETROWEST SERVICES LTD., a body corporate incorporated under the laws of the Province of Alberta ("**Petrowest**")

- and -

1243537 ALBERTA LTD., a body corporate incorporated under the laws of the Province of Alberta

- and -

ROY LARSON, an individual resident in the Village of Rycroft, in the Province of Alberta;

- and -

GEORGIE LARSON an individual resident in the Village of Rycroft, in the Province of Alberta

(each of the last three mentioned Parties are referred to as a "**Shareholder**" and are collectively referred to as the "**Shareholders**")

- and -

ROY LARSON CONSTRUCTION LTD., a body corporate incorporated under the laws of the Province of Alberta (the "**Corporation**")

WHEREAS:

A. the Shareholders beneficially own all of the issued and outstanding shares of the Corporation (the "**Shares**");

B. the Shareholders agree to sell, and Petrowest agrees to buy, the Shares and Shareholder Loans upon the terms and conditions set forth herein;

C. all of the outstanding shares of Petrowest will be held, directly or indirectly, by a trust formed under the laws of Alberta or Ontario (the "**Trust**");

NOW THEREFORE, in consideration of the representations, warranties, covenants and agreements herein and other good and valuable consideration (the receipt and sufficiency of which is hereby acknowledged), the parties hereto covenant and agree as follows:

ARTICLE 1
DEFINITIONS

1.1 Definitions

In this Agreement, unless the context otherwise requires:

(a) **"Adjusted Purchase Price"** means the Base Purchase Price as adjusted by the Adjustment Amount;

(b) **"Adjustment Amount"** means the amount (which may be a negative amount) equal to the sum of:

(i) the difference obtained when the Estimated Working Capital is subtracted from the Audited Working Capital;

(ii) the difference obtained when the Audited Long Term Debt is subtracted from the Estimated Long Term Debt; and

(iii) the difference obtained when the Estimated Shareholder Loans is subtracted from the Audited Shareholder Loans;

(c) **"Affiliate"** of an entity means a person or entity that controls, is controlled by or is under common control with the subject entity. For the purpose of this definition, control means the ability, directly or indirectly, to direct the voting of more than fifty percent (50%) of the voting interests of an entity;

(d) **"Agreement"** means this agreement, including all Schedules to this agreement, as amended or supplemented from time to time, and "hereby", "hereof", "herein", "hereunder", "herewith", "hereto" and similar terms refer to this Agreement and not to any particular provision of this Agreement;

(e) **"Approved Capital Commitments"** means the capital commitments referred to in Schedule 1.1(e) hereto or as approved by Petrowest after the date hereof;

(f) **"Approved Capital Dispositions"** means the capital dispositions referred to in Schedule 1.1(e) hereto or as approved by Petrowest after the date hereof;

(g) **"Audited Working Capital"** means the Working Capital determined in accordance with the audit contemplated by Section 2.5;

(h) **"Audited Long Term Debt"** means the Long Term Debt determined in accordance with the audit contemplated by Section 2.5;

(i) **"Audited Shareholder Loans"** means the Shareholder Loans determined in accordance with the audit contemplated by Section 2.5;

(j) **"Auditors"** means PricewaterhouseCoopers LLP, Chartered Accountants of Calgary, Alberta;

(k) "**Base Purchase Price**" has the meaning ascribed to it in Section 2.2;

(l) "**Books and Records**" means all books and records of the Corporation, including financial, corporate, operation and sales books, records, books of account, sales and purchase records, lists of suppliers and customers, formulae, business reports, plans and projections and all other documents, files, records, correspondence, and other data and information, financial or otherwise, including without limitation, all data and information stored on computer-related media;

(m) "**business day**" means a day, other than a Saturday, Sunday or statutory holiday, when banks are generally open for the transaction of banking business in the City of Calgary;

(n) "**Canadian Tax Act**" means the *Income Tax Act*, R.S.C. 1985, c. 1 (5th Supplement) as amended and the *Income Tax Regulations*;

(o) "**Claim**" means any claim, demand, lawsuit, proceeding, arbitration or governmental investigation;

(p) "**Closing**" means the closing of the transactions contemplated herein;

(q) "**Closing Date**" means that date not earlier than July 7, 2006 and not later than October 31, 2006 of which Petrowest has provided not less than five days notice to the Shareholders;

(r) "**Closing Time**" means 6:30 a.m. (Calgary time) on the Closing Date, or such other time as may be agreed upon by the Parties;

(s) "**Concurrent Acquisitions**" means the acquisitions described in Schedule 1.1(s) hereto;

(t) "**Concurrent Financing**" means the financing consisting of the distribution of not less than 8.5 million and not more than 15 Million Units at a price of $10.00 per Unit, for aggregate gross proceeds of not less than $85 million;

(u) "**Corporation Assets**" means the assets, properties and rights of the Corporation, including the assets listed in Schedule 1.1(u) hereto;

(v) "**Creditor's Rights**" has the meaning ascribed thereto in Section 3.1(d);

(w) "**Effective Time**" means 12:01 a.m. on the Closing Date;

(x) "**Employee Plan**" means any employee benefit plan, program or arrangement sponsored, maintained or contributed to by any of the Shareholders or the Corporation for the benefit of employees of the Corporation, including, without limitation, bonus; pension; savings; profit sharing; deferred compensation;

supplemental retirement income; stock option; stock purchase; and hospital, medical, dental, disability, automobile, life and accident insurance plans;

(y) "**Encumbrance**" includes, without limitation, any mortgage, pledge, assignment, charge, lien, security interest or other third party interest and any agreement, option, right or privilege (whether by law, contract or otherwise) capable of becoming any of the foregoing;

(z) "**Environmental Approvals**" means all permits, certificates, licences, authorizations, consents, instructions, registrations, directions or approvals issued or required by Governmental Authorities pursuant to Environmental Laws with respect to the operation of each company in the Corporation's businesses or related to the Corporation Assets;

(aa) "**Environmental Laws**" means all Laws relating in full or in part to the protection of the Environment, product liability, and employee and public health and safety, and includes, without limitation, those Environmental Laws relating to the storage, generation, use, handling, manufacture, processing, labelling, advertising, sale, display, transportation, treatment, Release and disposal of Hazardous Substances;

(bb) "**Estimated Working Capital**" means the estimated Working Capital as of May 23, 2006 of $(3,410,000);

(cc) "**Estimated Long Term Debt**" means the estimated Long Term Debt as of May 23, 2006 of $5,000,000;

(dd) "**Estimated Shareholder Loans**" means the estimated Shareholder Loans as of May 23, 2006 of $3,000,000;

(ee) "**Financial Statements**" means the audited financial statements of the Corporation for the three fiscal years ended May 31, 2003, 2004 and 2005 and the unaudited financial statements of the Corporation for the three and nine month periods ended February 28, 2005 and 2006;

(ff) "**GAAP**" has the meaning ascribed thereto in section 1.5;

(gg) "**Governmental Authorities**" means any government, regulatory authority, governmental department, agency, commission, board, tribunal, crown corporation, or court or other law, rule or regulation-making entity having or purporting to have jurisdiction on behalf of any nation, or province or state or other subdivision thereof or any municipality, district or other subdivision thereof;

(hh) "**Hazardous Substance**" means any pollutant, contaminant, waste of any nature, hazardous substance, hazardous material, toxic substance, dangerous substance or dangerous good as defined, judicially interpreted or identified in any Environmental Law;

(ii) **"including"** means "including, without limiting the generality of the foregoing";

(jj) **"Laws"** means all applicable laws, by-laws, rules, regulations, orders, ordinances, protocols, codes, guidelines, policies, notices, directions and judgements or other requirements of any Governmental Authority and includes, without limitation all Environmental Laws;.

(kk) **"Leaseback Equipment"** means the equipment described in Schedule 1.1(kk);

(ll) **"Leaseback Real Property"** means the real property described in Schedule 1.1(ll);

(mm) **"Letter of Intent"** means the letter agreement between the Shareholders, Petrowest and the Corporation;

(nn) **"Liabilities"** means all of the liabilities (including, without limitation, whether reduced to judgement, liquidated, unliquidated, fixed, contingent, matured, unmatured, disputed, undisputed, legal, equitable, secured, unsecured, present or future and includes, without limitation, all liabilities determined in accordance with GAAP in Canada) of, against or with respect to the Corporation;

(oo) **"Long Term Debt"**, as at any time, shall be as determined in accordance with GAAP applied on a consistent basis (including the current portion thereof) and, for greater certainty, includes obligations under capital leases other than Leaseback Equipment and Leaseback Real Property, and excludes Shareholder Loans and future income taxes payable;

(pp) **"Losses"** means, in respect of a person and in relation to a matter, all losses, costs and damages (including all penalties and fines) which such person suffers, sustains, pays or incurs in connection with such matter and includes Taxes (other than refundable Taxes), reasonable costs of legal counsel (on a full indemnity basis) and other consultants and reasonable costs of investigating and defending Claims arising from such matter, but shall not include loss of profits, economic loss or other consequential damages suffered by such person;

(qq) **"Material Contracts"** means all contracts and other written agreements to which the Corporation is a party or by which it is bound or the Corporation Assets are subject, the performance of which will involve consideration in excess of 1% of the Base Purchase Price per year or 2.5% of the Base Purchase Price in the aggregate;

(rr) **"misrepresentation"** includes any untrue statement of a material fact, any omission to state a material fact that is required to be made and any omission to state a material fact that is necessary to be made in order for a statement not to be misleading;

(ss) **"Obligations"** means all liabilities and obligations, whether under common law, in equity, under Laws, under contract or otherwise, whether tortious,

contractual, statutory or otherwise, whether absolute or contingent and whether based on fault, strict liability or otherwise;

(tt) "**Ordinary Course of Business**" means the ordinary course of business consistent with prior custom and practice (including with respect to quantity and frequency);

(uu) "**Parties**" means the parties to this Agreement and their respective permitted assigns;

(vv) "**Permitted Encumbrances**" means the Encumbrances listed in Schedule 1.1(vv) hereto;

(ww) "**person**" includes an individual, partnership, firm, trust, body corporate, government, governmental body, agency or instrumentality, unincorporated body of persons or association;

(xx) "**Petrowest's Counsel**" means Bennett Jones LLP or such other legal counsel as may be designated by **Petrowest** and satisfactory to the Shareholders, acting reasonably;

(yy) "**Prime Rate**" means the rate of interest, expressed as a rate per annum, announced from time to time by the Canadian Imperial Bank of Commerce as its reference rate used for Canadian dollar commercial loans made in Canada and referred to by it as its "prime rate";

(zz) "**Real Property**" means all lands owned, directly or indirectly, by the Corporation and all plants, buildings, structures, erections, improvements, appurtenances and fixtures situate on or forming part of such lands;

(aaa) "**Real Property Leases**" means leases and subleases of real property;

(bbb) "**Release**" has the meaning prescribed in any Environmental Law and includes, without limitation, any release, spill, leak, pumping, pouring, emission, emptying, discharge, injection, escape, leaching, disposal, dumping, deposit, spraying, burial, abandonment, incineration, seepage, or placement;

(ccc) "**Required Approvals**" means the consents, approvals and authorizations referred to in Schedule 1.1(ccc) hereto;

(ddd) "**Shareholder Loans**" means the loans or bonuses (net of any required withholdings) owing by the Corporation due to Shareholders or employees of the Corporation described in Schedule l.l(ddd) hereto;

(eee) "**Shareholders' Counsel**" means Macleod Dixon LLP or such other legal counsel as may be designated by the Shareholders;

(fff) "**Shares**" means all of the issued and outstanding shares of the Corporation;

(ggg) "**Subsidiary**" means, with respect to a specified body corporate, any body corporate of which more than 50% of the outstanding shares ordinarily entitled to elect a majority of the board of directors thereof (whether or not shares of any other class or classes shall or might be entitled to vote upon the happening of any event or contingency) are at the time owned directly or indirectly by such specified body corporate and shall include any body corporate in like relation to a Subsidiary;

(hhh) "**Tax Records**" means all Tax Returns, books and records and correspondence related to tax matters relevant for the determination of compliance with tax laws and exposure to tax liabilities of whatever nature;

(iii) "**Tax Returns**" includes all returns, reports, declarations, elections, filings, information returns and statements required to be filed in respect of Taxes;

(jjj) "**Tax**" or "**Taxes**" means all taxes, duties, fees, premiums, assessments, levies and other charges of any kind whatsoever imposed by any taxing or other Governmental Authority, together with all interest and penalties in respect thereof;

(kkk) "**Unanimous Shareholders Agreement**" means the agreement, if any, referred to as such in Schedule 3.2(gg) hereto;

(lll) "**Units**" means trust units of the Trust; and

(mmm) "**Working Capital**", as at any time, means the following amount (which may be a negative amount):

(a) the sum of the amount of the Corporation's current assets (including accounts receivable holdbacks) as at such time; minus

(b) the sum of the amount of the Corporation's current liabilities (including Shareholder Loans and excluding (A) the current portion of Long Term Debt and (B) future income taxes) as at such time, and for greater certainty, current liabilities shall not include leases in respect of Leaseback Equipment and Leaseback Real Property,

determined in accordance with GAAP applied on a consistent basis.

1.2 Certain Rules of Interpretation

In this Agreement and the Schedules:

(a) **Time** - time is of the essence in the performance of the Parties' respective obligations;

(b) **Currency** - unless otherwise specified, all references to money amounts are to Canadian currency;

(c) **Headings** - the descriptive headings of Articles and Sections are inserted solely for convenience of reference and are not intended as complete or accurate descriptions of the content of such Articles or Sections;

(d) **Singular, etc.** - the use of words in the singular or plural, or with a particular gender, shall not limit the scope or exclude the application of any provision of this Agreement to such person or persons or circumstances as the context otherwise permits;

(e) **Consent** - whenever a provision of this Agreement requires an approval or consent by a Party to this Agreement and notification of such approval or consent is not delivered within the applicable time limited, then, unless otherwise specified, the Party whose consent or approval is required shall be conclusively deemed to have withheld its approval or consent;

(f) **Calculation of Time** - unless otherwise specified, time periods within or following which any payment is to be made or act is to be done shall be calculated by excluding the day on which the period commences and including the day on which the period ends and by extending the period to the next business day following if the last day of the period is not a business day; and

(g) **Business Day** - whenever any payment is to be made or action to be taken under this Agreement is required to be made or taken on a day other than a business day, such payment shall be made or action taken on the next business day following such day.

1.3 Knowledge

Any reference to the knowledge of the Parties shall mean to the best of the knowledge, information and belief of such Party after making all reasonable enquiries.

1.4 Statute References

A reference in this Agreement to a statute shall be a reference to the statute and the regulations made pursuant thereto, as amended or superseded from time to time, either before or after the date hereof, unless otherwise stated or the context otherwise requires.

1.5 Accounting Principles

All reference to "GAAP" means to principles recommended, from time to time, in the Handbook of the Canadian Institute of Chartered Accountants and all accounting terms not otherwise defined in this Agreement have the meanings assigned to them in accordance with Canadian generally accepted accounting principles.

1.6 Schedules

The schedules to this Agreement, as listed below, are an integral part of this Agreement:

Schedule	Description
Schedule 1.1(e)	Approved Capital Commitments and Dispositions
Schedule 1.1(s)	Concurrent Acquisitions
Schedule 1.1(u)	Corporation Assets
Schedule 1.1(kk)	Leaseback Equipment
Schedule 1.1(ll)	Leaseback Real Property
Schedule 1.1(vv)	Permitted Encumbrances
Schedule 1.1(ccc)	Required Approvals
Schedule 1.1(ddd)	Shareholder Loans
Schedule 3.1	Shareholders
Schedule 3.2(d)	Conflicting Instruments
Schedule 3.2(h)	Insurance
Schedule 3.2(l)	Share Capital
Schedule 3.2(q)	Recent Transactions
Schedule 3.2(s)	Litigation
Schedule 3.2(y)	Guarantees
Schedule 3.2(z)	Employment Matters
Schedule 3.2(ee)	Assets Not in Working Condition
Schedule 3.2(gg)	Material Contracts
Schedule 3.2(kk)	Environmental Matters
Schedule 3.2(11)	Real Property
Schedule 3.2(mm)	Real Property Leases
Schedule 3.2(nn)	Bank Accounts
Schedule 5.1(e)	Form of Management Agreement

1.7 Conflicts

Where any provision of any Schedule to this Agreement conflicts or is at variance with any provision in the body of this Agreement, the latter shall prevail.

ARTICLE 2
PURCHASE AND SALE

2.1 Purchase and Sale

The Shareholders hereby jointly and severally agree to sell the Shares and the Shareholder Loans to Petrowest at the Effective Time in accordance with and subject to the terms and conditions of this Agreement. Petrowest hereby agrees to purchase the Shares and the Shareholder Loans from the Shareholders at the Effective Time in accordance with and subject to the terms and conditions of this Agreement.

2.2 Base Purchase Price

As consideration for the sale of the Shares and the Shareholder Loans by the Shareholders pursuant hereto, at the Effective Time, Petrowest agrees to deliver and pay to the Shareholders the aggregate amount of $23,819,620 (calculated as $29,229,620 plus the Estimated

Working Capital, plus the Estimated Shareholder Loans and minus the Estimated Long Term Debt} (the "**Base Purchase Price**"), comprised of:

(a) $11,909,810; and

(b) 1,190,981 Units (at an ascribed value of $10.00 each).

The Shareholders shall provide notice to Petrowest of their allocation of the Base Purchase Price between the Shares and the Shareholder Loans on or prior to Closing, which, with the consent of Petrowest, such consent not to be unreasonably withheld, shall be the agreed upon allocation. The Base Purchase Price shall first be allocated to the Shareholder Loans, in the amount thereof, and thereafter to the Shares.

2.3 Transfer and Delivery of the Shares

At the Closing Time with effect as of the Effective Time, the Shareholders shall transfer and deliver to Petrowest share certificates representing the Shares duly endorsed in blank for transfer, or accompanied by irrevocable security transfer powers of attorney duly executed in blank, in either case by the holders of record, and shall take such steps as shall be necessary to cause the Corporation to enter Petrowest or its nominee(s) upon the books of the Corporation as the holder of the respective Shares and to issue share certificates to Petrowest or its nominee(s) representing the Shares. At the Closing Time, effective as of the Effective Time, the Shareholders shall also make the deliveries specified in Section 6.2.

2.4 Tender

Any payment of money may be made by official bank draft drawn upon a Canadian chartered bank or by negotiable cheque payable in Canadian funds and certified by a Canadian chartered bank or trust company or, with the consent of the party entitled to payment, by wire transfer of immediately available funds to the account specified by that party. Any payment of Units may be made by delivery of certificates representing such Units, registered in the name of the payor or such other name as the payor, not less than two business days prior to the payment due date, gives by written notice to Petrowest.

2.5 Post-Closing Adjustments

(a) Within 90 days following the Closing Date, Petrowest shall cause the Auditors to provide an audit of the Working Capital, Shareholder Loans and Long Term Debt as at the Closing Date and based thereon, Petrowest shall make a good faith calculation of the Adjustment Amount using the amount of Working Capital, Shareholder Loans and Long Term Debt established by the Auditors. Petrowest shall prepare and deliver to the Shareholders a statement setting forth, in reasonable detail, such calculation of the Adjustment Amount and any other amount for which adjustment is provided herein and shall assist the Shareholders in verifying the amounts set forth in such statement (including, without limitation, providing access to the Auditors and any working papers in respect of the calculation of any component of the Adjustment Amount).

(b) The Shareholders may dispute all or any portion of the calculation of the Adjustment Amount by written notice to Petrowest within 30 days of the date of receipt of the statement referred to in Section 2.5(a) setting forth, in reasonable detail, the basis for the dispute. If Petrowest and the Shareholders do not agree on the calculation of the Adjustment Amount within 30 days of any notice of dispute by the Shareholders, the dispute shall be referred to arbitration pursuant to Article 9. If the Adjustment Amount as agreed to by the Petrowest and the Shareholders, or determined by arbitration, as the case may be:

(i) is a positive amount, Petrowest shall pay the overage in cash, together with simple interest thereon at the Prime Rate from the Closing Date until paid, to the Shareholders or as they may direct within 15 days of receipt of confirmation of the amount of Working Capital, Shareholder Loans, Long Term Debt and any other amounts that affect the Adjustment Amount established by the Auditors; or

(ii) is a negative amount, the Shareholders shall pay the shortfall in cash, together with simple interest thereon at the Prime Rate from the Closing Date until paid, to Petrowest within 15 days of receipt of confirmation of the amount of Working Capital, Shareholder Loans, Long Term Debt and any other amounts that affect the Adjustment Amount established by the Auditors,

and Petrowest will cause the Corporation to remit to the appropriate Governmental Authority any amount withheld as Taxes in respect of any Shareholder Loan.

(c) Petrowest and the Shareholders agree that a bonus, consistent with the Corporation's past practice, will be declared by the Corporation payable to Roy Larson and Georgie Larson effective as at the Effective Time in an amount, in aggregate, equal to the taxable income of the Corporation for the period ended at the Effective Time in excess of the small business deduction under the *Income Tax Act* (Canada) which bonus shall (i) for greater certainty constitute an increase in Shareholder Loans in the calculation of the Adjustment Amount, (ii) be paid, together with interest at the Prime Rate from the Effective Time until paid (less any required withholdings), within 15 days of receipt of confirmation of the amounts referred to in (b)(i) above.

ARTICLE 3
REPRESENTATIONS AND WARRANTIES

3.1 Representation and Warranties of Shareholders

Each of the Shareholders represents and warrants to Petrowest that:

(a) if it is a corporation, it is duly organized, validly existing and in good standing under the laws of the jurisdiction of its incorporation and has the corporate

power to own or lease its property and assets and to carry on its business as now conducted by it;

(b) it has all requisite power and authority to enter into this Agreement and all documents to be delivered pursuant hereto and to perform its obligations hereunder and thereunder;

(c) if it is a corporation, the execution and delivery of this Agreement and all documents to be delivered pursuant hereto, the performance of the terms hereof and thereof and the consummation of the transactions contemplated herein and therein do not and will not result in the breach of or violate any term or provision of the charter, by-laws or governing documents of the Shareholder;

(d) this Agreement has been duly executed and delivered on behalf of the Shareholder and constitutes the legal, valid and binding obligation of the Shareholder, enforceable against the Shareholder in accordance with its terms, subject to the general qualifications that:

(i) enforceability may be limited by bankruptcy, insolvency, moratorium, reorganization or other similar laws of general application affecting creditors' rights generally;

(ii) equitable remedies, including the remedies of specific performance and injunctive relief, are available only in the discretion of the applicable court;

(iii) the equitable or statutory powers of the courts in Canada having jurisdiction to stay proceedings before them and the execution of judgments; and

(iv) rights to indemnity hereunder may be limited under applicable law;

(i), (ii), (iii) and (iv) being, collectively, "**Creditors' Rights**"; and, at the Closing, all documents required hereunder to be executed and delivered by the Shareholder will have been duly authorized, executed and delivered by the Shareholder and will constitute legal, valid and binding obligations of the Shareholder, enforceable in accordance with their terms, subject to Creditors' Rights;

(e) the Shareholder is not required to give any notice to, make any filing with, or obtain any authorization, consent or approval of any Governmental Authority in order to consummate the transactions contemplated by this Agreement and except for notices, filings, authorizations, consents or approvals which (i) if not made or obtained, would not adversely affect the Shareholder's ability to consummate the transactions contemplated by this Agreement on the terms set forth herein, or (ii) which have been previously obtained and are currently in force;

(f) the Shareholder has not incurred any obligation or liability, contingent or otherwise, for brokerage fees, finder's fees, agent's commission or other similar forms of compensation with respect to the transaction contemplated herein which will be or may become the responsibility of the Corporation, Petrowest or the Trust;

(g) all of the Shares set forth opposite the name of the Shareholder in Schedule 3.1 will be owned by the Shareholder as the beneficial owner of record, with good and marketable title, and there are no actions, suits, proceedings or claims pending or, to the best of the knowledge of the Shareholder, threatened with respect to or in any manner challenging the ownership or disposition of such securities or the exercise of any rights which are derived or attached thereto;

(h) except pursuant to this Agreement, as at the Closing Time, no person will have any agreement or option or any right or privilege (whether by law, pre-emptive right, contract or otherwise) capable of becoming an agreement, option, right or privilege for the purchase or other acquisition from the Shareholder of any of the Shares set forth opposite the name of the Shareholder in Schedule 3.1 or any interest therein;

(i) such of the Shareholder Loans as are indicated as being payable to the Shareholder are validly due and payable to the Shareholder without any right of set off or counterclaim;

(j) the Shareholder has not received notice of any Claim and is not aware of any Claim, actual or threatened, which prevents or could reasonably be expected to prevent the consummation of the transactions contemplated by this Agreement; and

(k) the Shareholder is not a non-resident of Canada for the purposes of the Canadian Tax Act.

3.2 Representations and Warranties of Shareholders

Each of the Shareholders jointly and severally represents and warrants to Petrowest that:

Corporation's Status

(a) the Corporation is duly organized, validly existing and in good standing under the laws of the jurisdiction of its incorporation, and has the corporate power to own or lease its property and assets and to carry on its business as now conducted by it;

(b) the Corporation has all requisite power and authority to enter into this Agreement and all documents to be delivered pursuant hereto and to perform its obligations hereunder and thereunder;

(c) this Agreement has been duly executed and delivered on behalf of the Corporation and constitutes a legal, valid and binding obligation of the Corporation, enforceable against the Corporation in accordance with its terms, subject to Creditors' Rights and, at the Closing, all documents required hereunder to be executed and delivered by the Corporation will have been duly authorized, executed and delivered by the Corporation and will constitute legal, valid and binding obligations of the Corporation, enforceable in accordance with their terms, subject to Creditors' Rights,

(d) the execution and delivery of this Agreement and all documents to be delivered pursuant hereto, the performance of the terms hereof and thereof and the consummation of the transactions contemplated herein and therein do not and will not:

(i) result in the breach of or violate any term or provision of the charter, by-laws or governing documents of the Corporation; or

(ii) except as set forth in Schedule 3.2(d) hereto, conflict with, result in a breach of, constitute a default under, or accelerate or permit the acceleration of the performance required by, any material agreement, instrument, licence, permit or authority to which the Corporation is a party or by which it is bound or to which any of its property is subject or result in the creation of any Encumbrance upon any of the Corporation Assets or the Shares or give to others any material interest or right, including any right of purchase, termination, cancellation or acceleration under any such agreement, instrument, license, permit or authority; or

(iii) violate any provision of law or administrative regulation or any judicial or administrative order, award, judgment or decree applicable to the Corporation or the Corporation Assets;

(e) to the best of their knowledge, the Corporation is, in all material respects, in compliance with all Laws;

(f) the Corporation holds all valid licenses, permits and similar rights and privileges, and has made all filings, applications and reports, that are required or necessary under any Laws to operate its business as currently conducted, the failure to hold which, individually or in the aggregate, would have a material adverse effect on the financial condition, results of operations or business of the Corporation and the present uses by the Corporation of its assets do not materially violate the terms of any such licenses, permits, rights or privileges or any such Laws;

(g) the Corporation has not incurred any obligation or liability, contingent or otherwise, for brokerage fees, finder's fees, agent's commission or other similar forms of compensation with respect to the transaction contemplated herein;

(h) all contracts of insurance maintained by the Corporation are listed in Schedule 3.2(h) and are in full force and effect and all premiums due and owing in connection with such policies have been paid; there exists no state or event of default under any insurance policy and there has been no notice or advice of withdrawal of any policy or any notice of conditions for continuation of any coverage that has not been complied with; and the Corporation has given notice or has otherwise presented every material claim known by the Corporation or the Shareholders to be covered by insurance under its insurance policies or contracts in a timely fashion;

(i) the Corporation does not have any Subsidiaries; and the Corporation does not have any agreements of any nature to acquire any Subsidiary, or to acquire or lease any other business operations other than as disclosed in Schedule 1.1(e);

(j) as at the Closing Time, the Corporation will not be a party to any agreements of any nature to acquire any securities of any person or to acquire, capitalize or invest in any business;

(k) at the Closing Time, the minute books, stock certificate books and stock transfer ledgers of the Corporation will be true and correct and the minute books will contain the minutes of all meetings, and all resolutions, of the directors and shareholders of the Corporation;

Capitalization

(l) the authorized capital of the Corporation and the issued and outstanding Shares of the Corporation are as set forth in Schedule 3.2(l) and all of the Shares set forth as issued are duly and validly issued and are fully paid and non-assessable and are registered as set forth in such Schedule;

(m) no person other than the Shareholders has any agreement or option or any right or privilege (whether by law, pre-emptive right, contract or otherwise) capable of becoming an agreement, option, right or privilege, including, without limitation, any convertible security, warrant or convertible obligation of any nature, for the purchase, subscription, allotment or issuance of any of the unissued shares of the Corporation;

(n) there are no restrictions in either the constating documents or the by-laws of the Corporation, nor in any unanimous shareholders' agreement or voting trust agreement or other similar collateral agreement, which would affect the transferability of Shares from the Shareholders to Petrowest and which will not have been waived prior to Closing;

Financial Status

(o) all of the Books and Records whether of a financial or accounting nature or otherwise have been made available to Petrowest and, have been maintained in accordance with prudent business practices;

(p) the Financial Statements have been prepared in accordance with GAAP applicable in Canada applied on a basis consistent with that of prior periods (except as stated therein) and present fairly the financial position of the Corporation as of the date provided therein and the results of operations and the changes in financial position for the periods then ended. As at the date of the Financial Statements, the Corporation did not have any debt or liabilities of any kind whatsoever (whether accrued, contingent, absolute or otherwise) required to be included in such Financial Statements, including, without limitation, any Liabilities and any liabilities for Taxes or pursuant to any capital lease, except for debt or liabilities as set forth in such financial statements;

(q) except as set forth in Schedule 3.2(q) or as contemplated by this Agreement or Approved Capital Commitments, since the date of the last audited financial year of the Corporation or consented to in writing by Petrowest, the Corporation has:

(i) not incurred, assumed or become subject to any Liability, except in the Ordinary Course of Business;

(ii) not granted, suffered or assumed any Encumbrance on or in respect of any of the Corporation Assets, other than Permitted Encumbrances;

(iii) not amended its charter, by-laws or other governing documents;

(iv) not conducted its business other than in all material respects in the Ordinary Course of Business and, without limitation, has not entered into, assumed or become subject to any contract out of the Ordinary Course of Business or any Material Contract;

(v) not amended or terminated any Material Contract;

(vi) not directly or indirectly, declared or paid any dividends, or declared or made any other distribution of its securities, or directly or indirectly, redeemed, purchased or otherwise acquired any of its shares, or agreed to do so, or reduced its stated capital in any manner or purchased, acquired, cancelled or redeemed, or agreed to purchase, acquire, cancel or redeem, any outstanding shares;

(vii) has not forgiven any debt or otherwise triggered or permitted to be triggered any of the provisions of the Canadian Tax Act respecting debt forgiveness including, for greater certainty, Section 79 or Sections 80 to 80.04 of such act, and has not cancelled or released any debts or claims or waived any right pertaining to the Corporation Assets;

(viii) not entered into or amended any employment or consulting agreements, other than in the Ordinary Course of Business;

(ix) not increased the salaries, benefits or other compensation payable to any of its directors, officers or employees, other than in the Ordinary Course of Business;

(x) not made any payment whatsoever to, or entered into any agreement with, any person not dealing at arm's length with the Corporation;

(xi) not entered into or amended any Employee Plan;

(xii) used its reasonable commercial efforts to maintain its business organization and preserve its relationships with suppliers, customers and others having business relations with it;

(xiii) not suffered any material adverse change, financial or otherwise, in business, financial condition, assets, properties, liabilities or operations of the Corporation or any occurrences or circumstances which have resulted or might reasonably be expected to result in a material adverse change thereto;

(xiv) not sold any material amounts of inventory or (other than, after the date hereof and prior to the Closing Date, Approved Capital Dispositions) other assets, nor increased its indebtedness other than in the Ordinary Course of Business;

(xv) maintained the Corporation Assets in a proper and prudent manner in accordance with good Canadian oilfield practices; and

(xvi) not made any change in its accounting principles and practices as theretofore applied including, without limitation, the basis upon which its assets and liabilities are recorded on its books and its earnings, profits and losses are ascertained;

(r) there is no suit, action, litigation, investigation, claim, complaint, grievance or proceeding, including appeals and applications for review, in progress, or, to the knowledge of the Shareholders, pending or threatened against or relating to the Corporation before any Governmental Authority which, if determined adversely to the Corporation, would,

(i) materially and adversely affect the properties, business, future prospects or financial condition of the Corporation,

(ii) enjoin, restrict or prohibit the transfer of all or any part of the Shares as contemplated by this Agreement, or

(iii) prevent the Shareholders or the Corporation from fulfilling all of their obligations set out in this Agreement or arising from this Agreement, and the Shareholders and the Corporation have no knowledge of any existing

ground on which any such action, suit, litigation or proceeding might be commenced with any reasonable likelihood of success;

(s) except as set forth in Schedule 3.2(s), (i) there are no judgments unsatisfied against the Corporation or any judgment, injunction, order, decree, ruling or charge of any Governmental Authority to which the Corporation or any of the Corporation Assets is subject, (ii) there are no Claims in existence to which the Corporation is a party or any of the Corporation Assets may be bound or (to the knowledge of the Shareholders and the Corporation) threatened against the Corporation or any of the Corporation Assets and (iii) to the knowledge of the Shareholders and the Corporation, there is no basis upon which a material Claim could reasonably expected to be made against the Corporation;

(t) other than the fuel tax audit which has been disclosed to Petrowest and other than amendments to filed tax returns relating to pre-Closing transactions disclosed to Petrowest, the Corporation has duly and timely (i) filed with the appropriate Governmental Authority or agency in the manner prescribed by Law all Tax Returns required to be filed by it and such Tax Returns are true, complete and accurate in all material respects; (ii) paid all Taxes (including instalments) due and payable by it and made adequate provision in the Financial Statements and accounts thereof for all Taxes payable for the periods reflected therein for which Tax Returns are not yet required to be filed and will make adequate provision in the books and records of the Corporation (including in the materials provided to the auditors in connection with the determination of the Adjustment Amount) for all Taxes payable in respect of the period then ended on the assumption that the Corporation had a taxation year ending on that date; (iii) withheld and remitted to the appropriate Governmental Authorities all amounts required to be withheld by it in respect of the Tax liability of any other person; and (iv) withheld from any amount paid to or credited by it to or for the account or benefit of any person, including any of its officers and directors and any non-resident person, the amount of all Taxes and other deductions required by any Law to be withheld from any such amount and has duly and timely remitted the same to the appropriate taxing or other governmental authority or agency. Notices of assessment of Canadian federal and provincial income tax liabilities of the Corporation have been issued for all taxation years ending on or prior to date of last completed financial year ended more than six months prior to this Agreement, and the Corporation is current with respect to its filing of returns for goods and services taxes payable pursuant to the *Excise Tax Act* (Canada). There are no claims, actions, suits, audits, proceedings, investigations or other actions pending or, to the knowledge of any of the Shareholders, threatened in respect of Taxes;

(u) all filings made by any of the Shareholders or the Corporation under which the Corporation has received or is entitled to government incentives, have been made in accordance, in all material respects, with all Laws and contain no misrepresentations which could cause any amount previously paid to, or

credited to, or previously accrued on the accounts of the Corporation to be recovered or disallowed;

(v) the Corporation is not a party to any current agreement or other arrangement with any taxation authority and there are no waivers or objections extending the statutory period or providing for an extension of time with respect to the assessment or reassessment or payment of Taxes payable by the Corporation or Tax Returns required to be filed by the Corporation;

(w) the Corporation is not engaged in any discussions or negotiations with any taxation authorities in respect of its Taxes;

(x) except for reserves for income taxes accruing in the current fiscal year, the reserves and accrued liabilities disclosed on or reflected in the Financial Statements and the Books and Records are sufficient in all respects to provide for the liabilities in respect of which they have been established;

(y) (except as set forth in Schedule 3.2(y), each of which will be discharged without liability to the Corporation on or prior to the Closing Date) the Corporation has not guaranteed, endorsed, assumed or indemnified, contingently or otherwise, the obligations or indebtedness of any other person;

Employees

(z) except as set forth in Schedule 3.2(z), the Corporation is not a party to any written employment contract, consulting agreement, collective bargaining agreement or employee association agreement; the Corporation has not conducted and is not now conducting any negotiations with any labour unions or employee associations; the Corporation has complied with all of its obligations in respect of employment insurance programs, Canada Pension Plan payments and Worker's Compensation payments;

(aa) the only employees of the Corporation are listed in Schedule 3.2(z);

(bb) all Employee Plans are listed in Schedule 3.2(z) and:

(i) the Corporation has paid or provided for all liabilities for wages, vacation pay, salaries, bonuses, pensions and all other amounts payable under the Employee Plans;

(ii) each of the Employee Plans complies with and has been administered in substantial compliance with the terms thereof and Laws; and

(iii) have been, or will by Closing be, terminated with no further Liability of the Corporation or Petrowest, provided that Petrowest has provided for a replacement plan the terms of which are satisfactory to the Shareholders acting reasonably;

(cc) no Affiliate, director, officer or employee of the Corporation (past or present) or any person not dealing at "**arm's length**" (within the meaning of the Canadian Tax Act) with any such person is indebted to the Corporation and (other than the Shareholder Loans) the Corporation is not indebted to any such person. All transactions between the Corporation and any person not dealing at arm's length were undertaken for fair market value consideration;

Assets

(dd) the Corporation is the sole beneficial and (where its interests are registrable) the sole registered owner of all of the Corporation Assets, with good and valid title, free and clear of all Encumbrances other than Permitted Encumbrances. In particular, without limiting the generality of the foregoing, there has been no assignment, subletting or granting of any licence (of occupation or otherwise) of or in respect of any of the Corporation Assets or any granting of any agreement or right capable of becoming an agreement or option for the purchase of any of the Corporation Assets;

(ee) the Corporation has no material assets except as set forth in Schedule 1.1(u), the Corporation Assets are in good working order for the prudent pursuit of the Corporation's business except as set forth in Schedule 3.2(ee) and the Corporation owns or leases all the assets necessary for the conduct of its business as now conducted by it;

(ff) the accounts receivable of the Corporation in all material respects are good and collectible at the aggregate recorded amounts, except to the extent of any reserves provided for such accounts in the Books and Records for the Corporation, and are not subject to any defence, counterclaim or set off;

(gg) the Corporation has made available to Petrowest a correct and complete copy of each Material Contract (as amended to date), all of which are listed in Schedule 3.2(gg). The Corporation is not in breach of any such Material Contracts in any material respect nor has any circumstance occurred or does any circumstance exist that with the passage of time, notice or both, constitute such a breach, and, to the knowledge of the Shareholders and the Corporation, no third party to any of such Material Contracts is in breach of any such Material Contracts;

(hh) the Corporation has not received any notice alleging its default under any Material Contract, which default has not been rectified as of the date hereof;

(ii) the Corporation is not a party to or bound or affected by any commitment, agreement or document containing any covenant expressly limiting the freedom of the Corporation to compete in any line of business, transfer or move any of its assets or operations or which materially or adversely affects the business practices, operations or conditions of the Corporation or the continued operation of its business after the Closing Date;

(jj) to the knowledge of the Shareholders and the Corporation, the Corporation has not interfered with, infringed upon, misappropriated or otherwise come into conflict with any patent, copyright, trademark, trade secret or other intellectual property rights of any person or received notice of any Claim of any person that they have done so;

Environmental

(kk) except as disclosed in Schedule 3.2(kk),

(i) to the knowledge of the Shareholders, all Environmental Approvals required to be held by the Corporation have been obtained, are listed in Schedule 3.2(kk), are valid and in full force and effect, have been and are being complied with in all material respects, and there have been and are no proceedings commenced, applications for proceedings made, nor to the knowledge of the Shareholders have there been any proceedings or applications for proceedings threatened to revoke or amend any Environmental Approvals;

(ii) to the knowledge of the Shareholders, any Release by the Corporation of any Hazardous Substance into the Environment complied and complies with all Environmental Laws;

(iii) the Corporation has not entered into an agreement that may require it to pay, reimburse, guarantee, pledge, defer, indemnify or hold harmless any person from or against any liability or cost relating to any Release of Hazardous Substance or environmental condition or arising from any non-compliance with any Environmental Law;

(iv) the Corporation has not been prosecuted for or convicted of any offence under Environmental Laws or found liable in any proceeding to pay any fine or judgment to any person as a result of any Release or threatened Release of any Hazardous Substance into the Environment or the breach of any Environmental Law and there are no proceedings pending or, to the knowledge of the Shareholders and the Corporation, threatened relating to the foregoing and, to the knowledge of the Shareholders and the Corporation, there is no basis for any such proceedings; and

(v) to the knowledge of the Shareholders and the Corporation, there is no above-ground or underground storage tank, urea formaldehyde foam insulation, friable asbestos, polychlorinated biphenyls ("**PCBs**") or radioactive substance in, on or under the property covered by any Real Property Leases;

Real Property

(ll) Schedule 3.2(ll) sets forth a complete list of all of the Real Property and a legal description for such Real Property. The Corporation is the legal and beneficial

owner of the Real Property (as set forth in Schedule 3.2(11)) in fee simple, with good and marketable title thereto, free and clear of all Encumbrances other than Permitted Encumbrances. All accounts for work and services performed or materials placed or furnished upon or in respect of the construction and completion of any of the buildings, improvements or other structures constructed on the Real Property have been fully paid and no one is entitled to claim a lien under the *Builders' Lien Act* (Alberta) or other similar legislation for such work performed by or on behalf of the Corporation. There are no matters affecting the right, title and interest of the Corporation in and to the Real Property (as set forth in Schedule 3.2(11)), which in the aggregate, would materially and adversely affect the ability of the Corporation to carry on its business upon the Real Property (as set forth in Schedule 3.2(11);

(mm) the Corporation is not a party to any Real Property Leases other than those listed in Schedule 3.2(mm). The Corporation is not in breach of any such Real Property Leases in any material respect nor has any circumstance occurred or does any circumstance exist that with the passage of time, notice or both, constitute such a breach, and, to the knowledge of the Shareholders and the Corporation, no third party to any of such Real Property Leases is in breach of any such Real Property Leases;

Miscellaneous

(nn) Schedule 3.2(nn) sets forth a complete list of every financial institution in which the Corporation maintains any depository or other account or safety deposit box and the names of all persons authorized to draw on or who have access to such accounts or safety deposit box; and

(oo) the information provided by or on behalf of the Shareholders or the Corporation with respect to the Corporation constitutes full, plain and true disclosure of all material facts relating to the Corporation, its business, operations and capital, there are no misrepresentations in any written information provided by or on behalf of the Shareholders or the Corporation to Petrowest and none of the Shareholders or the Corporation has knowingly withheld from Petrowest any information, documents or agreements relevant to the Corporation Assets or the Corporation which might reasonably be expected to be material to a purchaser of the Shares or Corporation Assets.

3.3 Representations and Warranties of Petrowest and the Trust

Each of Petrowest and the Trust jointly and severally represents and warrants to each of the Shareholders that:

(a) Petrowest is duly organized and validly existing and in good standing under the law of the jurisdiction of its incorporation and has the corporate power to own or lease its property and assets and to carry on its business as now conducted by it and is duly licensed or qualified to carry on business in each jurisdiction as the nature of its business requires and, at the Closing Date, will have such power

and be so licensed or qualified as is required by its business as proposed to be conducted;

(b) at Closing, the Trust will be duly organized and validly existing and in good standing under the law of the jurisdiction of its formation and have the power to own or lease its property and assets and to carry on its business as proposed to be conducted by it and will be duly licensed or qualified to carry on business in each jurisdiction as the nature of its business requires;

(c) Petrowest has all requisite power and authority to enter into this Agreement and all documents to be delivered pursuant hereto and to perform its obligations hereunder and thereunder;

(d) at Closing, the Trust will have all requisite power and authority to enter into this Agreement and all documents to be delivered pursuant hereto and to perform its obligations hereunder and thereunder;

(e) the execution and delivery of this Agreement and all documents to be delivered pursuant hereto, the performance of the terms hereof and thereof and the consummation of the transactions contemplated herein and therein do not and will not:

   (i) result in the breach of or violate any term or provision of the charter, by-laws or governing documents of Petrowest or the declaration of trust of the Trust; or

   (ii) conflict with, result in a breach of, constitute a default under, or accelerate or permit the acceleration of the performance required by, any material agreement, instrument, licence, permit or authority to which Petrowest or the Trust is a party or by which it is bound or to which any of its property is subject or result in the creation of any Encumbrance upon any of the assets of Petrowest or the Trust or give to others any material interest or right, including any right of purchase, termination, cancellation or acceleration under any such agreement, instrument, license, permit or authority; or

   (iii) violate any provision of law or administrative regulation or any judicial or administrative order, award, judgment or decree applicable to Petrowest or the Trust;

(f) each of the Trust and Petrowest is, in all material respects, in compliance with all Laws;

(g) this Agreement has been duly executed and delivered by Petrowest and constitutes a legal, valid and binding obligation of Petrowest enforceable in accordance with its terms and all documents to be delivered by Petrowest or the Trust, as the case may be, pursuant hereto will be duly executed and delivered by Petrowest and will constitute legal, valid and binding obligations of

Petrowest and the Trust, respectively, enforceable in accordance with their respective terms;

(h) neither Petrowest nor the Trust have or will have carried on any active business other than the organization of, and preparation for the consummation of, the Concurrent Acquisitions, the Concurrent Financing and related matters;

(i) the authorized capital of Petrowest is comprised of an unlimited number of common shares and, as of the Closing Date, all of the issued and outstanding common shares will be held by the Trust;

(j) at Closing, the authorized capital of the Trust will be comprised of an unlimited number of Units of which, prior to the Closing, the closing of the Concurrent Acquisitions and the closing of the Concurrent Financing, not more than 1,500,000 Units (including subordinated units) will be issued and outstanding, each fully paid and non-assessable and, after the closing of the Concurrent Acquisitions and the closing of the Concurrent Financing, not more than 1,500,000 Units (including subordinated units) will be issued and outstanding, each fully paid and non-assessable;

(k) the Trust will, on the Closing Date, be a mutual fund trust under the Canadian Tax Act;

(l) each of the agreements relating to the Concurrent Acquisitions is substantially the same as this Agreement (other than price);

(m) the Units to be issued pursuant to Section 2.2 will be duly and validly issued and delivered as fully paid and non-assessable trust units of the Trust and, other than the escrow contemplated by section 5.2(d), will not be subject to any escrow or restriction on trading;

(n) at Closing, the prospectus filed in connection with the Concurrent Financing will contain full, true and plain disclosure of all material facts relating to the Trust and Petrowest, their prospective businesses, operations and capital (excluding the business, operations and capital of the Corporation);

(o) other than the fee payable to Westwind Partners Inc., Petrowest has not incurred any obligation or liability, contingent or otherwise, for brokerage fees, finder's fees, agent's commission or other similar forms of compensation with respect to the transactions contemplated herein;

(p) there is no suit, action, litigation, investigation, claim, complaint, grievance or proceeding, including appeals and applications for review, in progress, or, to the knowledge of Petrowest, pending or threatened against or relating to Petrowest or the Trust before any court, Governmental Authority, commission, board, bureau, agency or arbitration panel which, if determined adversely to Petrowest, would,

(i) materially and adversely affect the properties, business, future prospects or financial condition of Petrowest or the Trust,

(ii) enjoin, restrict or prohibit the transfer of all or any part of the Shares or the issue of Units as contemplated by this Agreement; or

(iii) prevent Petrowest from fulfilling all of its obligations set out in this Agreement or arising from this Agreement, and Petrowest has no knowledge of any existing ground on which any such action, suit, litigation or proceeding might be commenced with any reasonable likelihood of success. There is not presently outstanding against Petrowest any judgement, decree, injunction, rule or order of Governmental Authority; and

(q) Petrowest is not a "non Canadian" within the meaning of the *Investment Canada Act*.

3.4 Non-Waiver

No investigations made by or on behalf of Petrowest or the Shareholders at any time shall have the effect of waiving, diminishing the scope or otherwise affecting any representation or warranty made by the Shareholders or Petrowest, as the case may be, in or pursuant to this Agreement. No waiver of any condition or other provisions, in whole or in part, shall constitute as a waiver of any other condition or provision (whether or not similar) nor shall such waiver constitute a continuing waiver unless otherwise expressly provided.

3.5 Nature and Survival

All representations, warranties and covenants contained in this Agreement on the part of each of the Parties shall survive the Closing, the execution and delivery under this Agreement of any share or security transfer instruments or other documents of title to any of the Shares and the payment of the consideration for the Shares.

ARTICLE 4
COVENANTS

4.1 Covenants of the Shareholders and the Corporation

(a) From the date hereof to and until the Closing Date, the Shareholders and the Corporation shall permit Petrowest, Petrowest's Counsel and Petrowest's authorized representatives to have full access to all files, premises, properties, personnel, books, records (including Tax Records), auditors, contracts and documents of or pertaining to the Corporation and any predecessor corporations or entities prior to Closing for purposes of performing due diligence with respect to the Corporation and its assets and affairs. The provisions of the Confidentiality and Non-disclosure Agreement shall continue to be applicable to

any information made available by such parties pursuant to the provisions of this Agreement.

(b) Each of the Shareholders and the Corporation who is a party to or bound by the Unanimous Shareholders Agreement hereby agrees and consents to the termination of such agreement immediately prior to the Closing Time and, subject to Closing occurring, hereby irrevocably waives and releases each of the others from and in respect of any and all obligations thereunder, whether due on, prior to or after the date hereof.

(c) Upon any restructuring or reorganization of the Corporation resulting in any person, other than the Shareholders, acquiring any of the Shares, the Shareholders shall cause such person to execute a counterpart signature page to this Agreement.

4.2 Efforts to Satisfy Conditions

Each Party shall use all reasonable commercial efforts and shall proceed diligently, honestly and in good faith to cause the conditions set forth in Section 5.1, Section 5.2 and Section 5.3 which are within its reasonable control to be satisfied. Each Party shall provide such information and cooperation to the other Party as it may reasonably request in connection with the satisfaction of such conditions.

4.3 Tax Returns

(a) The Shareholders shall cause the Corporation to prepare and file in a timely manner (at its cost and in consultation with the Shareholders) all Tax Returns required to be filed by the Corporation for any period that ends on or before the Closing Date and for which Tax Returns have not been filed as of the Closing Date. Petrowest shall obtain the consent of Shareholders to any Tax Returns filed in respect of any period ending on or prior to the Closing Date, which consent shall be deemed received unless the Shareholders advises otherwise within 10 business days following receipt of the return and request for consent. The Shareholders and Petrowest shall co-operate fully with each other and none of the Parties will unreasonably withhold its consent to a request made by any other Party with respect to such Tax Returns. Such Tax Returns will be prepared in accordance with reasonable business practices and the Corporation's past practices. The Parties agree that an election shall be made by the Corporation in its Tax Return filed for its taxation year ending immediately before the acquisition of control by Petrowest not to have subsection 256(9) of the Canadian Tax Act apply, with the result that the taxation year of the Corporation shall end immediately before the Closing Time.

(b) No Tax Returns shall be filed by any of the Shareholders between the date hereof and the Closing Date except with the prior written consent of Petrowest, which consent shall not be unreasonably withheld.

4.4 Covenant of Petrowest

Upon the organization and formation of the Trust, Petrowest shall cause the Trust to execute an agreement, in a form acceptable to the Shareholders acting reasonably, whereby the Trust agrees to be bound by its representations, warranties, covenants and indemnities hereunder.

ARTICLE 5
CONDITIONS TO CLOSING

5.1 Mutual Conditions

The obligations of Petrowest, the Shareholders and the Corporation pursuant hereto are subject to the following conditions being satisfied in all respects at or prior to the Closing Time, or such earlier time as is specified below:

(a) there shall not be any suit, action or other proceeding that shall, at Closing, be pending against any of the Parties before any Governmental Authority and no law, regulation or policy shall have been proposed, enacted or applied: (i) making illegal or seeking to restrain, prohibit or obtain damages or other relief in connection with the consummation of the transactions contemplated by this Agreement; (ii) prohibiting or materially limiting the ownership or operation by Petrowest of a material portion of the business or assets thereof or requiring Petrowest to dispose of or hold separately any such portion of any Shares or Corporation Assets, as applicable; or (iii) making the consummation of the transactions contemplated by this Agreement materially more costly to Petrowest or materially reducing the value of the Shares;

(b) all Required Approvals shall have been obtained on terms acceptable to the Shareholders and Petrowest, acting reasonably, at or prior to the Closing Time;

(c) the commercial terms of the Trust are satisfactory to the Shareholders and Petrowest, in each case, acting reasonably, including:

(i) the Concurrent Financing shall have closed or be closing at the Closing Time; and

(ii) such of the Concurrent Acquisitions as have an aggregate Base Purchase Price not less than $100 million shall have closed or be closing at the Closing Time; and

(d) Petrowest and each of the persons listed in Schedule 5.1(e) hereto shall have executed and delivered a management agreement in the form set forth in such Schedule.

5.2 Conditions for the Benefit of Petrowest

The obligations of Petrowest to buy the Shares and Shareholder Loans from the Shareholders pursuant hereto are subject to the following conditions (which are for the exclusive benefit of Petrowest) being satisfied in all respects at or prior to the Closing Time, or such earlier time as is specified below:

(a) the representations and warranties of the Shareholders in this Agreement shall be true and correct in all material respects at the Closing Time with the same force and effect as if made at and as of such time;

(b) the Shareholders and the Corporation shall have performed or complied in all material respects with all of the terms, covenants and conditions of this Agreement to be performed or complied with by the Shareholders and the Corporation at or prior to the Closing Time pursuant hereto;

(c) on or before May 23, 2006, Petrowest shall have completed its due diligence review and, in its sole discretion, been satisfied with the results of such review;

(d) at Closing, the Shareholders shall have delivered all items which they are required to deliver pursuant to Section 6.2 and shall have duly executed and delivered an agreement to escrow the Units to be issued pursuant to Section 2.2 for release as to one quarter thereof on the Closing Date and on each of the 6 month, 12 month and 18 month anniversaries of the Closing Date in form and substance satisfactory to Petrowest, acting reasonably;

(e) the Shareholders shall have delivered opinions of the Shareholders' Counsel as to the matters in Section 3.1(a), (b), (c) and (d) and Section 3.2(a), (b), (c) and (d)(i), in form and substance satisfactory to Petrowest, acting reasonably;

(f) each of the Shareholders shall have delivered, on the Closing Date, a certificate of such Shareholder dated the Closing Date, addressed to Petrowest and signed by the Shareholder or, in the case of a Shareholder that is a corporation, signed on the Shareholder's behalf by its President or such other officer or director satisfactory to Petrowest, acting reasonably, certifying that to the knowledge of the Shareholders the representations and warranties of the Shareholder set forth in this Agreement are true and correct at the Closing Time, as if made at such time and the Shareholder has not breached, or failed to comply with, in any material respect, any of its covenants or other obligations under this Agreement;

(g) Petrowest shall have obtained all applicable governmental, regulatory and contractual approvals to complete the transactions contemplated by this Agreement; and

(h) the Leaseback Real Property shall be transferred by the Corporation to Roy Larson and the Corporation shall have entered into a lease of the Leaseback Real Property with Roy Larson on terms acceptable to Petrowest.

5.3 Conditions for the Benefit of the Shareholders

The Shareholders' obligations to Petrowest pursuant hereto are subject to the following conditions (which are for the exclusive benefit of the Shareholders) being satisfied in all respects at or prior to the Closing Time or such earlier time as is specified below:

(a) the representations and warranties of Petrowest in this Agreement shall be true and correct in all material respects at the Closing Time with the same force and effect as if made at and as of such time;

(b) Petrowest shall have performed or complied in all material respects with all of the terms, covenants and conditions of this Agreement to be performed or complied with by Petrowest at or prior to the Closing Time pursuant hereto;

(c) at Closing, Petrowest shall have delivered all items they are required to deliver pursuant to Section 6.3;

(d) Petrowest shall have delivered, on the Closing Date, a certificate of Petrowest dated the Closing Date, addressed to the Shareholders and signed on Petrowest's behalf by its President or such other officer or director satisfactory to the Shareholders, acting reasonably, certifying that the representations and warranties of Petrowest set forth in this Agreement are true and correct at the Closing Time, as if made at such time and Petrowest has not breached, or failed to comply with, in any material respect, any of its covenants or other obligations under this Agreement; and

(e) Petrowest shall have delivered an opinion of Petrowest's Counsel as to the matters set forth in Section 3.3(a), (b), (c), (d), (e)(i), (e)(iii), (g), (i), (j), (k) and (m) in form and substance satisfactory to the Shareholders, acting reasonably.

ARTICLE 6
CLOSING

6.1 Closing

The Closing shall take place at the Closing Time at the offices of Petrowest' Counsel located at 4500, 855 - 2nd Street S.W., Calgary, Alberta T2P 4K7, or at such other place as may be agreed upon by the Shareholders and Petrowest.

6.2 Deliveries by the Shareholders at Closing

At Closing, the Shareholders shall deliver to Petrowest:

(a) an updated version of Schedule 3.1 indicating the beneficial owners of record of all of the Shares;

(b) an updated version of Schedule 3.2 indicating the authorized capital of the Corporation and the issued and outstanding shares of the Corporation;

(c) the certificates representing the Shares duly endorsed for transfer by the Shareholders and new share certificates issued in the name of Petrowest in respect of the Shares;

(d) certificates of the appropriate government officials, dated the Closing Date, evidencing the existence and good standing of each of the Shareholders, if a corporation and the Corporation in the jurisdiction of its organization;

(e) the minute books, corporate seals and all corporate records of the Corporation;

(f) resignations and releases of all directors and officers of the Corporation and reciprocal releases of such directors and officers by the Corporation, each in form and substance satisfactory to Petrowest;

(g) certified copies of directors' resolutions of the Corporation confirming approval of the transfer of the Shares to Petrowest in accordance with the terms and conditions of this Agreement;

(h) such other documents and instruments as Petrowest's Counsel may reasonably require; and

(i) transfers in respect of Shareholders' Loans.

6.3 Deliveries by Petrowest at Closing

At Closing, Petrowest shall pay the Base Purchase Price to the Shareholders, including delivering certificates to the Shareholders representing the Units issuable to the Shareholders pursuant to Section 2.2(b).

6.4 Closing Escrow

The items tabled at Closing pursuant to Section 6.2 and Section 6.3 shall be held in escrow until all of such items have been tabled and then shall remain in escrow until the Effective Time. At the Effective Time, provided all conditions in Article 5 have been satisfied or waived, such escrow shall be terminated and the items described in Section 6.2 shall be delivered to Petrowest and the items described in Section 6.3 shall be delivered to the Shareholders and the Closing shall have occurred. If such escrow is not released on or before 4:00 p.m. (Calgary Time) on October 31, 2006 and the Parties do not agree to an extension of the escrow, the Closing shall be deemed not to have occurred and the documents and certificates tabled by a Party pursuant to this Article 6 shall be returned to that Party.

ARTICLE 7
<u>INDEMNITIES</u>

7.1 Shareholders Indemnity

After Closing but subject to Section 7.4, each of the Shareholders jointly and severally agrees to indemnify and save harmless each of Petrowest, the Trust and their Affiliates from

and against all Losses and Obligations which they suffer, sustain, pay or incur, directly or indirectly:

(i) as a consequence of or in connection with a breach of a representation or warranty made by any of the Shareholders or the Corporation in this Agreement or a breach by any of the Shareholders or the Corporation of any of the covenants made by any thereof in this Agreement; or

(ii) as a consequence of or in connection with any environmental matter relating to the Corporation or the Corporations Assets prior to the Closing Time;

except any such Losses and Obligations as have been caused by or result from the gross negligence or wilful misconduct of any such indemnified person. The Parties agree that for the purposes of Section 7.1(i), in the case of any breach of representation or warranty of any of the Shareholders, the measure of Losses and Obligations in respect thereof will be, dollar for dollar, the difference in what would have been the position (financial and otherwise) of the Corporation had such representation been true or the warranty not breached and the actual position (financial and otherwise) of the Corporation (given such misrepresentation or breach of warranty).

7.2 Petrowest Indemnity

After Closing, Petrowest and the Trust agree to indemnify and save harmless each of the Shareholders and their Affiliates from and against all Losses and Obligations which they suffer, sustain, pay or incur, directly or indirectly, as a consequence of or in connection with:

(i) a breach of a representation or warranty made by Petrowest or the Trust in this Agreement or a breach by Petrowest or the Trust of a covenant made by it in this Agreement; or

(ii) subject to the Shareholders' obligations in respect of the indemnity contained in Section 7.1, any matter or circumstance relating to Corporation Assets or the operation thereof which occurs after the Closing Time or which relates to the Corporation and occurs after the Closing Time;

except any such Losses and Obligations as have been caused by or result from the gross negligence or wilful misconduct of any such indemnified person.

7.3 Tax Indemnity

(a) After Closing, the Shareholders shall be jointly and severally liable to and agree to indemnify and save harmless the Corporation (which in this Section 7.3 includes the Corporation's successors and assigns) in respect of all Losses and Obligations which the Corporation may suffer, sustain, pay or incur as a consequence of or in connection with any breach of any of the representations and warranties in Section 3.2(t) to (x) inclusive.

(b) Any person entitled to indemnification as herein set forth (the "**Indemnified Parties**") shall give prompt written notice to the Shareholders whenever it becomes aware that a Claim has been or may be made for which the Shareholders may be liable pursuant to this Section 7.3 (the "**Tax Indemnity**"). Unless the Shareholders notify the Indemnified Parties that it elects not to have carriage and control of a Claim the Shareholders shall, at their own expense and employing counsel of their own choice, have full carriage and control of the contestation of any such Claim, provided that if the Claim does not relate solely to matters to which the Tax Indemnity may apply, the Indemnified Parties shall, at its own expense and employing counsel of its own choice, have full carriage and control of the contestation of the portion of the Claims relating to matters to which the Tax Indemnity does not relate; and further provided that where the Shareholders have carriage and control of a Claim neither the Indemnified Parties nor the Corporation will agree to any compromise or settlement of such Claim to which the Tax Indemnity may apply without the consent of the Shareholders which will not be unreasonably withheld. Notwithstanding the foregoing, the Shareholders' right to have carriage and control of the contestation of any such Claim shall only apply and continue to apply after payment of the amount of such Claim or the provision of such security as is necessary to avoid a lien being placed on the property of the Corporation in respect of such Claim. Where the Shareholders have carriage and control of a Claim, if the Indemnified Parties does not consent to a settlement of a Claim to which the Tax Indemnity may apply following a request from the Shareholders to do so, the obligation of the Shareholders to indemnify the Indemnified Parties for the Claim shall be limited to the amount that the Shareholders would have been required to pay pursuant hereto in respect of the Claim if the settlement had been accepted and the Shareholders shall forthwith transfer carriage of the contestation of the Claim to the Indemnified Parties or its nominee. The Indemnified Parties, the Corporation and the Shareholders shall cooperate with each other and allow each other reasonable access to documents and records in any defence of any such Claims and shall keep each other reasonably informed of the conduct thereof. If the Shareholders elect not to have carriage and control of the contestation of the Claim, the Indemnified Parties and the Corporation shall be under no obligation to contest, settle or compromise the Claim and such failure to contest, settle or compromise the Claim shall not prejudice its rights pursuant to this Indemnity.

(c) The Parties undertake to inform each other of any audit inquiries with respect to issues to which the Tax Indemnity may apply and to cooperate with each other in making any representations prior to any assessment to which those indemnities may apply.

(d) The amounts payable in respect of the Tax Indemnity shall constitute and be treated by the parties as an adjustment to the Base Purchase Price.

7.4 Limitations on Indemnities

(a) No Claim for performance of an indemnity or in respect of a breach of any covenant, representation or warranty made in this Agreement (other than pursuant to Section 7.3) shall be made or be enforceable, whether by legal proceedings or otherwise, unless written notice of such Claim is given by the party seeking redress to the party or parties from whom redress is sought on or before: (i) in respect of a breach of Section 3.2(kk), the expiry of the statutory period in which a Claim, assessment or reassessment may be brought or effected against the Corporation in respect thereof; (ii) in respect of a breach of any of Section 3.2(t) to (x), the expiry of ninety days after the relevant Governmental Authorities shall no longer be entitled to assess liability for tax against the Corporation for any particular taxation year ended on or prior to the Closing Date, having regard without limitation, to any waivers given by the Shareholders of the Corporation in respect of any taxation year; and (iii) otherwise, the expiry of eighteen months from the Closing Date;

(b) The maximum cumulative liability of the Shareholders in respect of indemnities and breaches of the representations, warranties and covenants made by the Shareholders in this Agreement (other than pursuant to Section 7.3) shall not exceed the Adjusted Purchase Price;

(c) Except as otherwise set out herein, the parties' sole remedy for a misrepresentation or breach of a warranty or other agreement contained in this Agreement is limited to the indemnities contained in Article 7 and is limited by the provisions of this Section 7.4;

(d) Notwithstanding anything to the contrary set forth in this Agreement, the Shareholder shall have no liability to Petrowest for any specific matter or claim for which Petrowest has received an adjustment to the Purchase Price to the extent of such adjustment;

(e) Petrowest shall not be entitled to make a Claim against the Shareholders for indemnity pursuant to this Agreement unless and until the aggregate amount of all Losses and Obligations with respect to all Claims asserted by Petrowest under this Agreement (other than pursuant to Section 7.3) exceeds 1% of the Base Purchase Price. Once such minimum threshold in Losses and Obligations has been sustained by Petrowest, the entirety of all Losses and Obligations sustained by Petrowest shall be compensable under this Section 7.4, subject to the other provisions of this Section. Claims pursuant to Section 7.3 shall not be included in claims for the purposes of this Section 7.4(e);

(f) Petrowest' Losses hereunder shall be deemed reduced by the amount of any insurance proceeds and any tax benefits received by Petrowest with respect to such Losses; and

(g) Petrowest shall not be entitled to indemnity under both Section 7.3 and Section 7.1 for the same Loss.

7.5 Indemnification Procedure

(a) For purposes of this Section 7.5, the term "**Indemnifying Party**" when used in connection with a Claim shall mean the Person having an obligation to indemnify the other Party with respect to such Claim pursuant to this Agreement (other than under Section 7.3), and the term "**Indemnified Party**" when used in connection with a particular Claim shall mean the Person having the right to be indemnified with respect to such Claim by the other Party pursuant to this Agreement (other than under Section 7.3)

(b) To make claim for indemnification, an Indemnified Party shall notify the Indemnifying Party of its claim under this Section 7.5, including the specific details of and specific basis under this Agreement for its claim (the "**Claim Notice**"). In the event that the claim for indemnification is based upon a claim by a third party against the Indemnified Party (a "**Third Party Claim**"), the Indemnified Party shall provide its Claim Notice promptly after the Indemnified Party has actual knowledge of the Third Party Claim and shall enclose a copy of all papers (if any) served with respect to the Third Party Claim; provided that the failure of any Indemnified Party to give notice of a Third Party Claim as provided in this Section 7.5 shall not relieve the Indemnifying Party of its obligations under this Agreement except to the extent such failure results in insufficient time being available to permit the Indemnifying Party to effectively defend against the Third Party Claim or otherwise materially prejudices the Indemnifying Party's ability to defend against the Third Party Claim. In the event that the claim for indemnification is based upon an inaccuracy or breach of a representation, warranty, covenant or agreement, the Claim Notice shall specify the representation, warranty, covenant or agreement which was inaccurate or breached.

(c) In the case of a claim for indemnification based upon a Third Party Claim, the Indemnifying Party shall have 30 days from its receipt of the Claim Notice to notify the Indemnified Party whether it admits or denies its liability to defend the Indemnified Party against such Third Party Claim at the sole cost and expense of the Indemnifying Party. The Indemnified Party is authorized, prior to and during such 30-day period, to file any motion, answer or other pleading that it shall deem necessary or appropriate to protect its interests or those of the Indemnifying Party and that is not prejudicial to the Indemnifying Party.

(d) If the Indemnifying Party admits its liability, it shall have the right and obligation to diligently defend, at its sole cost and expense, the Third Party Claim. The Indemnifying Party shall have full control of such defense and proceedings, including any compromise or settlement thereof. If requested by the Indemnifying Party, the Indemnified Party agrees to cooperate, at the cost and expense of the Indemnifying Party, in contesting any Third Party Claim which the Indemnifying Party elects to contest. The Indemnified Party may participate in, but not control, any defense or settlement of any Third Party Claim controlled by the Indemnifying Party pursuant to this Section 7.5(d). An

Indemnifying Party shall not, without the written consent of the Indemnified Party, (i) settle any Third Party Claim or consent to the entry of any judgment with respect thereto which does not include an unconditional written release of the Indemnified Party from all liability in respect of such Third Party Claim or (ii) settle any Third Party Claim or consent to the entry of any judgment with respect thereto in any manner that may materially and adversely affect the Indemnified Party (other than as a result of money damages covered by the indemnity).

(e) If the Indemnifying Party does not admit its liability or admits its liability but fails to diligently prosecute or settle the Third Party Claim, then the Indemnified Party shall have the right to defend against the Third Party Claim at the sole cost and expense of the Indemnifying Party, with counsel of the Indemnified Party's choosing, subject to the right of the Indemnifying Party to admit its liability and assume the defense of the Third Party Claim at any time prior to settlement or final determination thereof. If the Indemnifying Party has not yet admitted its liability for a Third Party Claim, the Indemnified Party shall send written notice to the Indemnifying Party of any proposed settlement and the Indemnifying Party shall have the option for 10 days following receipt of such notice to (i) admit in writing its liability for the Third Party Claim and (ii) if liability is so admitted, reject, in its reasonable judgment, the proposed settlement.

(f) In the case of a claim for indemnification not based upon a Third Party Claim, the Indemnifying Party shall have 30 days from its receipt of the Claim Notice to (i) cure the Losses and Obligations complained of; (ii) admit its liability for such Losses or (iii) dispute the claim for such Losses and Obligations. If the Indemnifying Party does not notify the Indemnified Party within such 30-day period that it has cured the Losses and Obligations or that it disputes the claim for such Losses and Obligations, the amount of such Losses and Obligations shall conclusively be deemed a liability of the Indemnifying Party hereunder.

7.6 Materiality

For the purposes of calculating Losses and Obligations in conjunction with any breach of a representation, warranty or covenant pursuant to Sections 7.1, 7.2 or 7.3, any standard or threshold of materiality relating to such breached representation, warranty or covenant shall be ignored.

ARTICLE 8
TERMINATION

8.1 Termination

If this Agreement is terminated prior to the Closing occurring pursuant to Section 5.1, Section 5.2 or Section 5.3, the Parties shall be released from all obligations under this Agreement except the Confidentiality and Non-disclosure Agreement shall remain in full force and effect in accordance with its terms, and each Party shall remain liable for breaches by it of this

Agreement occurring prior to such termination. Subject to the foregoing provisions of this Section, following such termination, each Party shall be responsible for the costs and expenses incurred by it in connection with this Agreement and the transactions contemplated hereby.

8.2 Survival

Subject to the limitations and provisions set forth in this Agreement, notwithstanding the occurrence of Closing and the items delivered at Closing pursuant hereto, the representations, warranties, covenants and indemnities contained in this Agreement shall survive the Closing and the delivery of the items delivered at Closing pursuant hereto for the benefit of the Parties in accordance with terms hereof. Notwithstanding any other provision of this Agreement, no limitation in respect of the survival of any provision of this Agreement or the period in respect of which any Claims or other recourse may be made shall apply insofar as the breach of the provision or the matter in respect of which recourse is sought involves fraud on the part of the Party or Parties against whom the provision is sought to be enforced or from whom such recourse is sought. If any document executed at or after Closing, pursuant hereto is inconsistent with the provisions of this Agreement, the provisions of this Agreement shall prevail unless the Parties expressly and explicitly agree to the contrary.

ARTICLE 9
ARBITRATION

9.1 Procedure

Any controversy submitted to arbitration pursuant to this Agreement shall be subject to the following principles:

(a) Upon written demand of a Party, representatives of the Parties shall meet and attempt to appoint a single arbitrator. If such representatives are unable to agree on a single arbitrator within five (5) days of such demand, then upon written demand by any Party, any Shareholder and Petrowest shall, within ten (10) days of such demand, each name an arbitrator and the two arbitrators so named shall promptly thereafter choose a third. If a Party shall fail to name an arbitrator within ten (10) days from such demand, then the arbitrator for that Party shall be appointed by any Justice of the Court of Queen's Bench of Alberta upon application by the other Party. If the two arbitrators shall fail within ten (10) days from their appointment to agree upon and appoint the third arbitrator, then such third arbitrator shall be appointed by any Justice of the Court of Queen's Bench of Alberta upon request of either Party.

(b) The arbitrator or arbitrators selected to act hereunder shall be qualified by education, experience and training to pass upon the particular question in dispute.

(c) The arbitrator or arbitrators chosen as aforesaid shall proceed immediately to hear and determine the question or questions in dispute. The decision of the single arbitrator shall be made within forty-five (45) days after his or her

appointment, subject to any reasonable delay due to unforeseen circumstances. Where there are three arbitrators, the decision of the arbitrators, or a majority of them, shall be made within forty-five (45) days after the appointment of the third arbitrator, subject to any reasonable delay due to unforeseen circumstances. In the event the single arbitrator or the arbitrators, or a majority of them, fail to make a decision within the period herein prescribed, then either Party may elect to have a new single arbitrator or arbitrators chosen in the manner herein prescribed, as if none had previously been selected.

(d) The decision of the single arbitrator or the decision of the arbitrators, or a majority of them, shall be drawn up in writing and signed by the single arbitrator or by the arbitrators, or a majority of them, and shall be final and binding upon the parties hereto.

(e) The liability between the Parties hereto for the payment of the compensation and expenses of the single arbitrator or the arbitrators shall be determined by the arbitrator or arbitrators, as the case may be.

(f) Arbitration pursuant hereto shall be governed in all respects not addressed herein by the provisions of the *Arbitration Act* (Alberta) and regulations thereunder.

ARTICLE 10
NOTICES

10.1 Notices

Any notice, consent, waiver, direction or other communication required or permitted to be given under this Agreement by a party to any other party shall be in writing and shall be delivered by hand delivery, facsimile transmission or (provided that the mailing party does not know and should not reasonably have known of any disruption or anticipated disruption of postal service which might affect delivery of the mail) by registered mail (postage prepaid), addressed to the party to whom the notice is to be given, at its address for service herein. Any notice, consent, waiver, direction or other communication aforesaid shall, if hand delivered or delivered by facsimile transmission, be deemed to have been given and received on the date on which it was hand delivered or delivered by facsimile transmission to the address provided herein (if a business day and, if not, the next succeeding business day) and if sent by registered mail be deemed to have been given and received on the third business day at the point of delivery following the date on which it was so sent.

10.2 Address for Service

The address for service of each of the parties hereto shall be as follows:

if to Petrowest or the Trust:

Petrowest Services Ltd.
Suite 204, 10605 Westside Drive
Grande Prairie, AB
T8V 8E6

Attention:
Facsimile: (780) 830-0882

with a copy to:

Bennett Jones LLP
4500, 855 - 2nd Street S.W.
Calgary, AB T2P 4K7

Attention: Brad D. Markel
Facsimile: (403) 265-7219

if to the Shareholders and/or the Corporation:



Attention: Roy and Georgie Larson

with a copy to:

Macleod Dixon LLP
3700, 400 - 3rd Avenue S.W.
Calgary, AB T2P 4H2

Attention: Don Tse
Facsimile: (403) 264-5973

or such other address as may be designated by notice to the other Parties.

ARTICLE 11
MISCELLANEOUS

11.1 Further Assurances

Each Party shall, from time to time, and at all times hereafter, at the request of another Party, but without further consideration, do all such further acts and execute and deliver all such further documents and instruments as shall be reasonably required in order to fully perform and carry out the terms and intent hereof.

11.2 Time of the Essence

Time shall be of the essence of this Agreement.

11.3 Public Announcements

Until Closing has occurred, no public announcement or press release concerning the sale and purchase of the Shares shall be made by a Party or its Affiliates without the prior written consent and joint approval of the other Party, which consent and approval shall not be unreasonably withheld or delayed; provided that nothing contained herein shall prevent either Party at any time furnishing any information to any governmental agency or regulatory authority (including applicable stock exchanges) or to the public if required by Laws or the rule of a stock exchange.

11.4 Amendments and Waiver

No modification of or amendment to this Agreement shall be valid or binding unless set forth in writing and duly executed by both Parties and no waiver of any breach of any term or provisions of this Agreement shall be effective or binding unless made in writing and signed by the Party purporting to give the same and, unless otherwise provided, shall be limited to the specific breach waived. No failure on the part of any Party in exercising any right or remedy hereunder shall operate as a waiver thereof, nor shall any single or partial exercise of any such right or remedy preclude any other or further exercise thereof or the exercise of any other right or remedy in law or in equity or by statute or otherwise conferred.

11.5 Entire Agreement

This Agreement together with the Confidentiality and Non-disclosure Agreement and the agreements and other documents to be delivered pursuant to this Agreement, constitute the entire agreement between the Parties pertaining to the subject matter of this Agreement and supersede all prior agreements, understandings, negotiations and discussions, whether oral or written, of the Parties, including the Letter of Intent and there are no warranties, representations or other agreements between the Parties in connection with the subject matter of this Agreement except as specifically set forth in this Agreement, and any document delivered pursuant to this Agreement. No supplement, modification or waiver or termination of this Agreement shall be binding unless executed in writing by the Party to be bound thereby.

11.6 Applicable Law

This Agreement shall be construed in accordance with the laws of the Province of Alberta and the laws of Canada applicable therein and shall be treated, in all respects, as an Alberta contract.

11.7 Amendments

This Agreement may only be amended by a written instrument signed by the Parties.

11.8 Severability

If any one or more of the provisions or parts thereof contained in this Agreement should be or become invalid, illegal or unenforceable in any respect in any jurisdiction, the remaining provisions or parts thereof contained herein shall be and shall be conclusively deemed to be, as to such jurisdiction, severable therefrom and:

(a) the validity, legality or enforceability of such remaining provisions or parts thereof shall not in any way be affected or impaired by the severance of the provisions or parts thereof severed; and

(b) the invalidity, illegality or unenforceability of any provision or part thereof contained in this Agreement in any jurisdiction shall not affect or impair such provision or part thereof or any other provisions of this Agreement in any other jurisdiction.

11.9 Execution in Counterpart

This Agreement may be executed in any number of counterparts with the same effect as if all signatories to the counterparts had signed one document, all such counterparts shall together constitute, and be construed as, one instrument and each of such counterparts shall, notwithstanding the date of its execution, be deemed to bear the date first above written. Delivery of counterparts may be effected by facsimile transmission.

11.10 Benefit of the Agreement

This Agreement shall enure to the benefit of and be binding upon the respective heirs, executors, administrators, successors and permitted assigns of the Parties. No person other than the Parties and their successors and permitted assigns shall be entitled to any rights or benefits hereunder.

11.11 Assignment

This Agreement may not be assigned by any Party without the prior consent of the other Parties, provided that: (i) Petrowest may assign its rights and obligations under this agreement to an Affiliate of Petrowest if, contemporaneous therewith, such Affiliate of Petrowest agrees to be bound by all representations, warranties, covenants and indemnities of Petrowest hereunder; and (ii) any Shareholder may assign its rights and obligations under this agreement to a person, wholly-owned by one or more Shareholders, that has, subsequent to the date hereof, become a shareholder of the Corporation if, contemporaneous therewith, such person agrees to be bound by all representations, warranties, covenants and indemnities of such Shareholder. For greater certainty, it is agreed that prior to the Closing Time and as a condition of Closing, the Trust shall execute a joinder agreement satisfactory to the Shareholders, acting reasonably, pursuant to which the Trust shall agree to be bound by all representations, warranties, covenants and indemnities of Petrowest hereunder.

11.12 No Partnership

It is not the intent or purpose of the Agreement to create, and this Agreement shall not be construed as creating, any association, partnership or syndicate.

11.13 Reliance

The Parties acknowledge and agree that they have entered into this Agreement in reliance upon each of the representations, warranties, covenants and agreements herein of the other party hereto.

IN WITNESS WHEREOF the parties hereto have executed this Agreement as of the date first above written.

PETROWEST SERVICES LTD.

By: (signed) "*A. Dax Srivastava*"
President

By: (signed) "*Kenneth N. Drysdale*"
C.E.O.

1243537 ALBERTA LTD.

By: (signed) "*Roy Larson*"
President

(signed) "*Don Tse*"
Witness

(signed) "*Roy Larson*"

(signed) "*Don Tse*"
Witness

(signed) "*Georgie Larson*"
GEORGIE LARSON

ROY LARSON CONSTRUCTION LTD.

By: (signed) "*Roy Larson*"
President



SHARE PURCHASE AGREEMENT

THIS SHARE PURCHASE AGREEMENT made as of the 23rd day of May, 2006

AMONG:

> **PETROWEST SERVICES LTD.**, a body corporate incorporated under the laws of the Province of Alberta ("**Petrowest**")
>
> \- and -
>
> **1243530 ALBERTA LTD.**, a body corporate incorporated under the laws of the Province of Alberta
>
> \- and -
>
> **ROBERT GORDON**, an individual resident in the Town of Valleyview, in the Province of Alberta
>
> (each of the last two mentioned Parties are referred to as the "**Shareholder**" and are collectively referred to as the "**Shareholders**")
>
> \- and -
>
> **332691 ALBERTA LTD.**, a body corporate incorporated under the laws of the Province of Alberta ("**332691**")
>
> \- and -
>
> **GORDON BROS. CONSTRUCTION LTD.**, a body corporate incorporated under the laws of the Province of Alberta ("**Gordon Bros.**")
>
> (332691 and Gordon Bros. are collectively referred to as the "**Corporation**")

WHEREAS:

A. the Shareholders beneficially own all of the issued and outstanding shares of the Corporation (the "**Shares**");

B. 332691 and Gordon Bros. conduct the business carried on by them as joint venturers and not as a partnership;

C. the Shareholders agree to sell, and Petrowest agrees to buy, the Shares and Shareholder Loans upon the terms and conditions set forth herein;

D. all of the outstanding shares of Petrowest will be held, directly or indirectly, by a trust formed under the laws of Alberta or Ontario (the "**Trust**");

NOW THEREFORE, in consideration of the representations, warranties, covenants and agreements herein and other good and valuable consideration (the receipt and sufficiency of which is hereby acknowledged), the parties hereto covenant and agree as follows:

ARTICLE 1
DEFINITIONS

1.1 Definitions

In this Agreement, unless the context otherwise requires:

(a) **"Adjusted Purchase Price"** means the Base Purchase Price as adjusted by the Adjustment Amount;

(b) **"Adjustment Amount"** means the amount (which may be a negative amount) equal to the sum of:

(i) the difference obtained when the Estimated Working Capital is subtracted from the Audited Working Capital;

(ii) the difference obtained when the Audited Long Term Debt is subtracted from the Estimated Long Term Debt; and

(iii) the difference obtained when the Estimated Shareholder Loans is subtracted from the Audited Shareholder Loans;

(c) **"Affiliate"** of an entity means a person or entity that controls, is controlled by or is under common control with the subject entity. For the purpose of this definition, control means the ability, directly or indirectly, to direct the voting of more than fifty percent (50%) of the voting interests of an entity;

(d) **"Agreement"** means this agreement, including all Schedules to this agreement, as amended or supplemented from time to time, and "hereby", "hereof", "herein", "hereunder", "herewith", "hereto" and similar terms refer to this Agreement and not to any particular provision of this Agreement;

(e) **"Approved Capital Commitments"** means the capital commitments referred to in Schedule 1.1(e) hereto or as approved by Petrowest after the date hereof;

(f) **"Approved Capital Dispositions"** means the capital dispositions referred to in Schedule 1.1(e) hereto or as approved by Petrowest after the date hereof;

(g) **"Audited Working Capital"** means the Working Capital determined in accordance with the audit contemplated by Section 2.5;

(h) **"Audited Long Term Debt"** means the Long Term Debt determined in accordance with the audit contemplated by Section 2.5;

(i) **"Audited Shareholder Loans"** means the Shareholder Loans determined in accordance with the audit contemplated by Section 2.5;

(j) **"Auditors"** means PricewaterhouseCoopers LLP, Chartered Accountants of Calgary, Alberta;

(k) **"Base Purchase Price"** has the meaning ascribed to it in Section 2.2;

(l) **"Books and Records"** means all books and records of the Corporation, including financial, corporate, operation and sales books, records, books of account, sales and purchase records, lists of suppliers and customers, formulae, business reports, plans and projections and all other documents, files, records, correspondence, and other data and information, financial or otherwise, including without limitation, all data and information stored on computer-related media;

(m) **"business day"** means a day, other than a Saturday, Sunday or statutory holiday, when banks are generally open for the transaction of banking business in the City of Calgary;

(n) **"Canadian Tax Act"** means the *Income Tax Act*, R.S.C. 1985, c. 1 (5th Supplement) as amended and the *Income Tax Regulations*;

(o) **"Claim"** means any claim, demand, lawsuit, proceeding, arbitration or governmental investigation;

(p) **"Closing"** means the closing of the transactions contemplated herein;

(q) **"Closing Date"** means that date not earlier than July 7, 2006 and not later than October 31, 2006 of which Petrowest has provided not less than five days notice to the Shareholders;

(r) **"Closing Time"** means 6:30 a.m. (Calgary time) on the Closing Date, or such other time as may be agreed upon by the Parties;

(s) **"Concurrent Acquisitions"** means the acquisitions described in Schedule 1.1(s) hereto;

(t) **"Concurrent Financing"** means the financing consisting of the distribution of not less than 8.5 million and not more than 15 Million Units at a price of $10.00 per Unit, for aggregate gross proceeds of not less than $85 million;

(u) **"Corporation Assets"** means the assets, properties and rights of the Corporation, including the assets listed in Schedule 1.1(u) hereto;

(v) **"Creditor's Rights"** has the meaning ascribed thereto in Section 3.1(d);

(w) **"Effective Time"** means 12:01 a.m. on the Closing Date;

(x) **"Employee Plan"** means any employee benefit plan, program or arrangement sponsored, maintained or contributed to by any of the Shareholders or the Corporation for the benefit of employees of the Corporation, including, without limitation, bonus; pension; savings; profit sharing; deferred compensation; supplemental retirement income; stock option; stock purchase; and hospital, medical, dental, disability, automobile, life and accident insurance plans;

(y) **"Encumbrance"** includes, without limitation, any mortgage, pledge, assignment, charge, lien, security interest or other third party interest and any agreement, option, right or privilege (whether by law, contract or otherwise) capable of becoming any of the foregoing;

(z) **"Environmental Approvals"** means all permits, certificates, licences, authorizations, consents, instructions, registrations, directions or approvals issued or required by Governmental Authorities pursuant to Environmental Laws with respect to the operation of' each company in the Corporation's businesses or related to the Corporation Assets;

(aa) **"Environmental Laws"** means all Laws relating in full or in part to the protection of the Environment, product liability, and employee and public health and safety, and includes, without limitation, those Environmental Laws relating to the storage, generation, use, handling, manufacture, processing, labelling, advertising, sale, display, transportation, treatment, Release and disposal of Hazardous Substances;

(bb) **"Estimated Working Capital"** means the estimated Working Capital as of May 23, 2006 of $(365,140);

(cc) **"Estimated Long Term Debt"** means the estimated Long Term Debt as of May 23, 2006 of $771,086;

(dd) **"Estimated Shareholder Loans"** means the estimated Shareholder Loans as of May 23, 2006 of $500,000;

(ee) **"Financial Statements"** means the audited financial statements of the Corporation for the three fiscal years ended September 30, 2003, 2004 and 2005 and the unaudited financial statements of the Corporation for the three and six month periods ended March 31, 2005 and 2006;

(ff) **"GAAP"** has the meaning ascribed thereto in section 1.5;

(gg) **"Governmental Authorities"** means any government, regulatory authority, governmental department, agency, commission, board, tribunal, crown corporation, or court or other law, rule or regulation-making entity having or purporting to have jurisdiction on behalf of any nation, or province or state or

other subdivision thereof or any municipality, district or other subdivision thereof;

(hh) **"Hazardous Substance"** means any pollutant, contaminant, waste of any nature, hazardous substance, hazardous material, toxic substance, dangerous substance or dangerous good as defined, judicially interpreted or identified in any Environmental Law;

(ii) **"including"** means "including, without limiting the generality of the foregoing";

(jj) **"Laws"** means all applicable laws, by-laws, rules, regulations, orders, ordinances, protocols, codes, guidelines, policies, notices, directions and judgements or other requirements of any Governmental Authority and includes, without limitation all Environmental Laws;.

(kk) **"Leaseback Equipment"** means the equipment described in Schedule 1.1(kk);

(ll) **"Leaseback Real Property"** means the real property described in Schedule 1.1(ll);

(mm) **"Letter of Intent"** means the letter agreement between the Shareholders, Petrowest and the Corporation;

(nn) **"Liabilities"** means all of the liabilities (including, without limitation, whether reduced to judgement, liquidated, unliquidated, fixed, contingent, matured, unmatured, disputed, undisputed, legal, equitable, secured, unsecured, present or future and includes, without limitation, all liabilities determined in accordance with GAAP in Canada) of, against or with respect to the Corporation;

(oo) **"Long Term Debt"**, as at any time, shall be as determined in accordance with GAAP applied on a consistent basis (including the current portion thereof) and, for greater certainty, includes obligations under capital leases other than Leaseback Equipment and Leaseback Real Property, and excludes Shareholder Loans and future income taxes payable;

(pp) **"Losses"** means, in respect of a person and in relation to a matter, all losses, costs and damages (including all penalties and fines) which such person suffers, sustains, pays or incurs in connection with such matter and includes Taxes (other than refundable Taxes), reasonable costs of legal counsel (on a full indemnity basis) and other consultants and reasonable costs of investigating and defending Claims arising from such matter, but shall not include loss of profits, economic loss or other consequential damages suffered by such person;

(qq) **"Material Contracts"** means all contracts and other written agreements to which the Corporation is a party or by which it is bound or the Corporation Assets are subject, the performance of which will involve consideration in excess of 1% of the Base Purchase Price per year or 2.5% of the Base Purchase Price in the aggregate;

(rr) **"misrepresentation"** includes any untrue statement of a material fact, any omission to state a material fact that is required to be made and any omission to state a material fact that is necessary to be made in order for a statement not to be misleading;

(ss) **"Obligations"** means all liabilities and obligations, whether under common law, in equity, under Laws, under contract or otherwise, whether tortious, contractual, statutory or otherwise, whether absolute or contingent and whether based on fault, strict liability or otherwise;

(tt) **"Ordinary Course of Business"** means the ordinary course of business consistent with prior custom and practice (including with respect to quantity and frequency);

(uu) **"Parties"** means the parties to this Agreement and their respective permitted assigns;

(vv) **"Permitted Encumbrances"** means the Encumbrances listed in Schedule 1.1(vv) hereto;

(ww) **"person"** includes an individual, partnership, firm, trust, body corporate, government, governmental body, agency or instrumentality, unincorporated body of persons or association;

(xx) **"Petrowest's Counsel"** means Bennett Jones LLP or such other legal counsel as may be designated by **Petrowest** and satisfactory to the Shareholders, acting reasonably;

(yy) **"Prime Rate"** means the rate of interest, expressed as a rate per annum, announced from time to time by the Canadian Imperial Bank of Commerce as its reference rate used for Canadian dollar commercial loans made in Canada and referred to by it as its "prime rate";

(zz) **"Real Property"** means all lands owned, directly or indirectly, by the Corporation and all plants, buildings, structures, erections, improvements, appurtenances and fixtures situate on or forming part of such lands;

(aaa) **"Real Property Leases"** means leases and subleases of real property;

(bbb) **"Release"** has the meaning prescribed in any Environmental Law and includes, without limitation, any release, spill, leak, pumping, pouring, emission, emptying, discharge, injection, escape, leaching, disposal, dumping, deposit, spraying, burial, abandonment, incineration, seepage, or placement;

(ccc) **"Required Approvals"** means the consents, approvals and authorizations referred to in Schedule 1.1(ccc) hereto;

(ddd) **"Shareholder Loans"** means the loans or bonuses (net of any required withholdings) owing by the Corporation due to Shareholders or employees of the Corporation described in Schedule l.l(ddd) hereto;

(eee) **"Shareholders' Counsel"** means Macleod Dixon LLP or such other legal counsel as may be designated by the Shareholders;

(fff) **"Shares"** means all of the issued and outstanding shares of the Corporation;

(ggg) **"Subsidiary"** means, with respect to a specified body corporate, any body corporate of which more than 50% of the outstanding shares ordinarily entitled to elect a majority of the board of directors thereof (whether or not shares of any other class or classes shall or might be entitled to vote upon the happening of any event or contingency) are at the time owned directly or indirectly by such specified body corporate and shall include any body corporate in like relation to a Subsidiary;

(hhh) **"Tax Records"** means all Tax Returns, books and records and correspondence related to tax matters relevant for the determination of compliance with tax laws and exposure to tax liabilities of whatever nature;

(iii) **"Tax Returns"** includes all returns, reports, declarations, elections, filings, information returns and statements required to be filed in respect of Taxes;

(jjj) **"Tax"** or **"Taxes"** means all taxes, duties, fees, premiums, assessments, levies and other charges of any kind whatsoever imposed by any taxing or other Governmental Authority, together with all interest and penalties in respect thereof;

(kkk) **"Unanimous Shareholders Agreement"** means the agreement, if any, referred to as such in Schedule 3.2(gg) hereto;

(lll) **"Units"** means trust units of the Trust; and

(mmm) **"Working Capital"**, as at any time, means the following amount (which may be a negative amount):

(a) the sum of the amount of the Corporation's current assets (including accounts receivable holdbacks) as at such time; minus

(b) the sum of the amount of the Corporation's current liabilities (including Shareholder Loans and excluding (A) the current portion of Long Term Debt and (B) future income taxes) as at such time, and for greater certainty, current liabilities shall not include leases in respect of Leaseback Equipment and Leaseback Real Property,

determined in accordance with GAAP applied on a consistent basis.

1.2 Certain Rules of Interpretation

In this Agreement and the Schedules:

(a) **Time** - time is of the essence in the performance of the Parties' respective obligations;

(b) **Currency** - unless otherwise specified, all references to money amounts are to Canadian currency;

(c) **Headings** - the descriptive headings of Articles and Sections are inserted solely for convenience of reference and are not intended as complete or accurate descriptions of the content of such Articles or Sections;

(d) **Singular, etc.** - the use of words in the singular or plural, or with a particular gender, shall not limit the scope or exclude the application of any provision of this Agreement to such person or persons or circumstances as the context otherwise permits;

(e) **Consent** - whenever a provision of this Agreement requires an approval or consent by a Party to this Agreement and notification of such approval or consent is not delivered within the applicable time limited, then, unless otherwise specified, the Party whose consent or approval is required shall be conclusively deemed to have withheld its approval or consent;

(f) **Calculation of Time** - unless otherwise specified, time periods within or following which any payment is to be made or act is to be done shall be calculated by excluding the day on which the period commences and including the day on which the period ends and by extending the period to the next business day following if the last day of the period is not a business day; and

(g) **Business Day** - whenever any payment is to be made or action to be taken under this Agreement is required to be made or taken on a day other than a business day, such payment shall be made or action taken on the next business day following such day.

1.3 Knowledge

Any reference to the knowledge of the Parties shall mean to the best of the knowledge, information and belief of such Party after making all reasonable enquiries.

1.4 Statute References

A reference in this Agreement to a statute shall be a reference to the statute and the regulations made pursuant thereto, as amended or superseded from time to time, either before or after the date hereof, unless otherwise stated or the context otherwise requires.

1.5 Accounting Principles

All reference to "GAAP" means to principles recommended, from time to time, in the Handbook of the Canadian Institute of Chartered Accountants and all accounting terms not otherwise defined in this Agreement have the meanings assigned to them in accordance with Canadian generally accepted accounting principles.

1.6 Schedules

The schedules to this Agreement, as listed below, are an integral part of this Agreement:

Schedule	Description
Schedule 1.1(e)	Approved Capital Commitments and Dispositions
Schedule 1.1(s)	Concurrent Acquisitions
Schedule 1.1(u)	Corporation Assets
Schedule 1.1(kk)	Leaseback Equipment
Schedule 1.1(ll)	Leaseback Real Property
Schedule 1.1(vv)	Permitted Encumbrances
Schedule 1.1(ccc)	Required Approvals
Schedule 1.1(ddd)	Shareholder Loans
Schedule 3.1	Shareholders
Schedule 3.2(d)	Conflicting Instruments
Schedule 3.2(h)	Insurance
Schedule 3.2(l)	Share Capital
Schedule 3.2(q)	Recent Transactions
Schedule 3.2(s)	Litigation
Schedule 3.2(y)	Guarantees
Schedule 3.2(z)	Employment Matters
Schedule 3.2(ee)	Assets Not in Working Condition
Schedule 3.2(gg)	Material Contracts
Schedule 3.2(kk)	Environmental Matters
Schedule 3.2(11)	Real Property
Schedule 3.2(mm)	Real Property Leases
Schedule 3.2(nn)	Bank Accounts
Schedule 5.1(e)	Form of Management Agreement

1.7 Conflicts

Where any provision of any Schedule to this Agreement conflicts or is at variance with any provision in the body of this Agreement, the latter shall prevail.

ARTICLE 2
PURCHASE AND SALE

2.1 Purchase and Sale

The Shareholders hereby jointly and severally agree to sell the Shares and the Shareholder Loans to Petrowest at the Effective Time in accordance with and subject to the terms and conditions of this Agreement. Petrowest hereby agrees to purchase the Shares and the Shareholder Loans from the Shareholders at the Effective Time in accordance with and subject to the terms and conditions of this Agreement.

2.2 Base Purchase Price

As consideration for the sale of the Shares and the Shareholder Loans by the Shareholders pursuant hereto, at the Effective Time, Petrowest agrees to deliver and pay to the Shareholders the aggregate amount of $14,806,059 (calculated as $15,442,285 plus the Estimated Working Capital, plus the Estimated Shareholder Loans and minus the Estimated Long Term Debt) (the "**Base Purchase Price**"), comprised of:

(a) $5,922,429; and

(b) 888,363 Units (at an ascribed value of $10.00 each).

The Shareholders shall provide notice to Petrowest of their allocation of the Base Purchase Price between the Shares and the Shareholder Loans on or prior to Closing, which, with the consent of Petrowest, such consent not to be unreasonably withheld, shall be the agreed upon allocation. The Base Purchase Price shall first be allocated to the Shareholder Loans, in the amount thereof, and thereafter to the Shares.

2.3 Transfer and Delivery of the Shares

At the Closing Time with effect as of the Effective Time, the Shareholders shall transfer and deliver to Petrowest share certificates representing the Shares duly endorsed in blank for transfer, or accompanied by irrevocable security transfer powers of attorney duly executed in blank, in either case by the holders of record, and shall take such steps as shall be necessary to cause the Corporation to enter Petrowest or its nominee(s) upon the books of the Corporation as the holder of the respective Shares and to issue share certificates to Petrowest or its nominee(s) representing the Shares. At the Closing Time, effective as of the Effective Time, the Shareholders shall also make the deliveries specified in Section 6.2.

2.4 Tender

Any payment of money may be made by official bank draft drawn upon a Canadian chartered bank or by negotiable cheque payable in Canadian funds and certified by a Canadian chartered bank or trust company or, with the consent of the party entitled to payment, by wire transfer of immediately available funds to the account specified by that party. Any payment of Units may be made by delivery of certificates representing such Units, registered in the name of

the payor or such other name as the payor, not less than two business days prior to the payment due date, gives by written notice to Petrowest.

2.5 Post-Closing Adjustments

(a) Within 90 days following the Closing Date, Petrowest shall cause the Auditors to provide an audit of the Working Capital, Shareholder Loans and Long Term Debt as at the Closing Date and based thereon, Petrowest shall make a good faith calculation of the Adjustment Amount using the amount of Working Capital, Shareholder Loans and Long Term Debt established by the Auditors. Petrowest shall prepare and deliver to the Shareholders a statement setting forth, in reasonable detail, such calculation of the Adjustment Amount and any other amount for which adjustment is provided herein and shall assist the Shareholders in verifying the amounts set forth in such statement (including, without limitation, providing access to the Auditors and any working papers in respect of the calculation of any component of the Adjustment Amount).

(b) The Shareholders may dispute all or any portion of the calculation of the Adjustment Amount by written notice to Petrowest within 30 days of the date of receipt of the statement referred to in Section 2.5(a) setting forth, in reasonable detail, the basis for the dispute. If Petrowest and the Shareholders do not agree on the calculation of the Adjustment Amount within 30 days of any notice of dispute by the Shareholders, the dispute shall be referred to arbitration pursuant to Article 9. If the Adjustment Amount as agreed to by the Petrowest and the Shareholders, or determined by arbitration, as the case may be:

(i) is a positive amount, Petrowest shall pay the overage in cash, together with simple interest thereon at the Prime Rate from the Closing Date until paid, to the Shareholders or as they may direct within 15 days of receipt of confirmation of the amount of Working Capital, Shareholder Loans, Long Term Debt and any other amounts that affect the Adjustment Amount established by the Auditors; or

(ii) is a negative amount, the Shareholders shall pay the shortfall in cash, together with simple interest thereon at the Prime Rate from the Closing Date until paid, to Petrowest within 15 days of receipt of confirmation of the amount of Working Capital, Shareholder Loans, Long Term Debt and any other amounts that affect the Adjustment Amount established by the Auditors,

and Petrowest will cause the Corporation to remit to the appropriate Governmental Authority any amount withheld as Taxes in respect of any Shareholder Loan.

(c) Petrowest and the Shareholders agree that a bonus, consistent with the Corporation's past practice, will be declared by the Corporation payable to Troy Gordon, Robert Gordon and Elesebeth Gordon effective as at the Effective Time in an amount, in aggregate, equal to the taxable income of the Corporation for

the period ended at the Effective Time in excess of the small business deduction under the *Income Tax Act* (Canada) which bonus shall (i) for greater certainty constitute an increase in Shareholder Loans in the calculation of the Adjustment Amount, (ii) be paid, together with interest at the Prime Rate from the Effective Time until paid (less any required withholdings), within 15 days of receipt of confirmation of the amounts referred to in (b)(i) above.

ARTICLE 3
REPRESENTATIONS AND WARRANTIES

3.1 Representation and Warranties of Shareholders

Each of the Shareholders represents and warrants to Petrowest that:

(a) if it is a corporation, it is duly organized, validly existing and in good standing under the laws of the jurisdiction of its incorporation and has the corporate power to own or lease its property and assets and to carry on its business as now conducted by it;

(b) it has all requisite power and authority to enter into this Agreement and all documents to be delivered pursuant hereto and to perform its obligations hereunder and thereunder;

(c) if it is a corporation, the execution and delivery of this Agreement and all documents to be delivered pursuant hereto, the performance of the terms hereof and thereof and the consummation of the transactions contemplated herein and therein do not and will not result in the breach of or violate any term or provision of the charter, by-laws or governing documents of the Shareholder;

(d) this Agreement has been duly executed and delivered on behalf of the Shareholder and constitutes the legal, valid and binding obligation of the Shareholder, enforceable against the Shareholder in accordance with its terms, subject to the general qualifications that:

    (i) enforceability may be limited by bankruptcy, insolvency, moratorium, reorganization or other similar laws of general application affecting creditors' rights generally;

    (ii) equitable remedies, including the remedies of specific performance and injunctive relief, are available only in the discretion of the applicable court;

    (iii) the equitable or statutory powers of the courts in Canada having jurisdiction to stay proceedings before them and the execution of judgments; and

    (iv) rights to indemnity hereunder may be limited under applicable law;

(i), (ii), (iii) and (iv) being, collectively, "Creditors' Rights"; and, at the Closing, all documents required hereunder to be executed and delivered by the Shareholder will have been duly authorized, executed and delivered by the Shareholder and will constitute legal, valid and binding obligations of the Shareholder, enforceable in accordance with their terms, subject to Creditors' Rights;

(e) the Shareholder is not required to give any notice to, make any filing with, or obtain any authorization, consent or approval of any Governmental Authority in order to consummate the transactions contemplated by this Agreement and except for notices, filings, authorizations, consents or approvals which (i) if not made or obtained, would not adversely affect the Shareholder's ability to consummate the transactions contemplated by this Agreement on the terms set forth herein, or (ii) which have been previously obtained and are currently in force;

(f) the Shareholder has not incurred any obligation or liability, contingent or otherwise, for brokerage fees, finder's fees, agent's commission or other similar forms of compensation with respect to the transaction contemplated herein which will be or may become the responsibility of the Corporation, Petrowest or the Trust;

(g) all of the Shares set forth opposite the name of the Shareholder in Schedule 3.1 will be owned by the Shareholder as the beneficial owner of record, with good and marketable title, and there are no actions, suits, proceedings or claims pending or, to the best of the knowledge of the Shareholder, threatened with respect to or in any manner challenging the ownership or disposition of such securities or the exercise of any rights which are derived or attached thereto;

(h) except pursuant to this Agreement, as at the Closing Time, no person will have any agreement or option or any right or privilege (whether by law, pre-emptive right, contract or otherwise) capable of becoming an agreement, option, right or privilege for the purchase or other acquisition from the Shareholder of any of the Shares set forth opposite the name of the Shareholder in Schedule 3.1 or any interest therein;

(i) such of the Shareholder Loans as are indicated as being payable to the Shareholder are validly due and payable to the Shareholder without any right of set off or counterclaim;

(j) the Shareholder has not received notice of any Claim and is not aware of any Claim, actual or threatened, which prevents or could reasonably be expected to prevent the consummation of the transactions contemplated by this Agreement; and

(k) the Shareholder is not a non-resident of Canada for the purposes of the Canadian Tax Act.

3.2 Representations and Warranties of Shareholders

Each of the Shareholders jointly and severally represents and warrants to Petrowest that:

Corporation's Status

(a) the Corporation is duly organized, validly existing and in good standing under the laws of the jurisdiction of its incorporation, and has the corporate power to own or lease its property and assets and to carry on its business as now conducted by it;

(b) the Corporation has all requisite power and authority to enter into this Agreement and all documents to be delivered pursuant hereto and to perform its obligations hereunder and thereunder;

(c) this Agreement has been duly executed and delivered on behalf of the Corporation and constitutes a legal, valid and binding obligation of the Corporation, enforceable against the Corporation in accordance with its terms, subject to Creditors' Rights and, at the Closing, all documents required hereunder to be executed and delivered by the Corporation will have been duly authorized, executed and delivered by the Corporation and will constitute legal, valid and binding obligations of the Corporation, enforceable in accordance with their terms, subject to Creditors' Rights,

(d) the execution and delivery of this Agreement and all documents to be delivered pursuant hereto, the performance of the terms hereof and thereof and the consummation of the transactions contemplated herein and therein do not and will not:

(i) result in the breach of or violate any term or provision of the charter, by-laws or governing documents of the Corporation; or

(ii) except as set forth in Schedule 3.2(d) hereto, conflict with, result in a breach of, constitute a default under, or accelerate or permit the acceleration of the performance required by, any material agreement, instrument, licence, permit or authority to which the Corporation is a party or by which it is bound or to which any of its property is subject or result in the creation of any Encumbrance upon any of the Corporation Assets or the Shares or give to others any material interest or right, including any right of purchase, termination, cancellation or acceleration under any such agreement, instrument, license, permit or authority; or

(iii) violate any provision of law or administrative regulation or any judicial or administrative order, award, judgment or decree applicable to the Corporation or the Corporation Assets;

(e) to the best of their knowledge, the Corporation is, in all material respects, in compliance with all Laws;

(f) the Corporation holds all valid licenses, permits and similar rights and privileges, and has made all filings, applications and reports, that are required or necessary under any Laws to operate its business as currently conducted, the failure to hold which, individually or in the aggregate, would have a material adverse effect on the financial condition, results of operations or business of the Corporation and the present uses by the Corporation of its assets do not materially violate the terms of any such licenses, permits, rights or privileges or any such Laws;

(g) the Corporation has not incurred any obligation or liability, contingent or otherwise, for brokerage fees, finder's fees, agent's commission or other similar forms of compensation with respect to the transaction contemplated herein;

(h) all contracts of insurance maintained by the Corporation are listed in Schedule 3.2(h) and are in full force and effect and all premiums due and owing in connection with such policies have been paid; there exists no state or event of default under any insurance policy and there has been no notice or advice of withdrawal of any policy or any notice of conditions for continuation of any coverage that has not been complied with; and the Corporation has given notice or has otherwise presented every material claim known by the Corporation or the Shareholders to be covered by insurance under its insurance policies or contracts in a timely fashion;

(i) the Corporation does not have any Subsidiaries; and the Corporation does not have any agreements of any nature to acquire any Subsidiary, or to acquire or lease any other business operations other than as disclosed in Schedule 1.1(e);

(j) as at the Closing Time, the Corporation will not be a party to any agreements of any nature to acquire any securities of any person or to acquire, capitalize or invest in any business;

(k) at the Closing Time, the minute books, stock certificate books and stock transfer ledgers of the Corporation will be true and correct and the minute books will contain the minutes of all meetings, and all resolutions, of the directors and shareholders of the Corporation;

Capitalization

(l) the authorized capital of the Corporation and the issued and outstanding Shares of the Corporation are as set forth in Schedule 3.2(l) and all of the Shares set forth as issued are duly and validly issued and are fully paid and non-assessable and are registered as set forth in such Schedule;

(m) no person other than the Shareholders has any agreement or option or any right or privilege (whether by law, pre-emptive right, contract or otherwise) capable of becoming an agreement, option, right or privilege, including, without limitation, any convertible security, warrant or convertible obligation of any nature, for the

purchase, subscription, allotment or issuance of any of the unissued shares of the Corporation;

(n) there are no restrictions in either the constating documents or the by-laws of the Corporation, nor in any unanimous shareholders' agreement or voting trust agreement or other similar collateral agreement, which would affect the transferability of Shares from the Shareholders to Petrowest and which will not have been waived prior to Closing;

Financial Status

(o) all of the Books and Records whether of a financial or accounting nature or otherwise have been made available to Petrowest and, have been maintained in accordance with prudent business practices;

(p) the Financial Statements have been prepared in accordance with GAAP applicable in Canada applied on a basis consistent with that of prior periods (except as stated therein) and present fairly the financial position of the Corporation as of the date provided therein and the results of operations and the changes in financial position for the periods then ended. As at the date of the Financial Statements, the Corporation did not have any debt or liabilities of any kind whatsoever (whether accrued, contingent, absolute or otherwise) required to be included in such Financial Statements, including, without limitation, any Liabilities and any liabilities for Taxes or pursuant to any capital lease, except for debt or liabilities as set forth in such financial statements;

(q) except as set forth in Schedule 3.2(q) or as contemplated by this Agreement or Approved Capital Commitments, since the date of the last audited financial year of the Corporation or consented to in writing by Petrowest, the Corporation has:

   (i) not incurred, assumed or become subject to any Liability, except in the Ordinary Course of Business;

   (ii) not granted, suffered or assumed any Encumbrance on or in respect of any of the Corporation Assets, other than Permitted Encumbrances;

   (iii) not amended its charter, by-laws or other governing documents;

   (iv) not conducted its business other than in all material respects in the Ordinary Course of Business and, without limitation, has not entered into, assumed or become subject to any contract out of the Ordinary Course of Business or any Material Contract;

   (v) not amended or terminated any Material Contract;

   (vi) not directly or indirectly, declared or paid any dividends, or declared or made any other distribution of its securities, or directly or indirectly, redeemed, purchased or otherwise acquired any of its shares, or agreed to

do so, or reduced its stated capital in any manner or purchased, acquired, cancelled or redeemed, or agreed to purchase, acquire, cancel or redeem, any outstanding shares;

(vii) has not forgiven any debt or otherwise triggered or permitted to be triggered any of the provisions of the Canadian Tax Act respecting debt forgiveness including, for greater certainty, Section 79 or Sections 80 to 80.04 of such act, and has not cancelled or released any debts or claims or waived any right pertaining to the Corporation Assets;

(viii) not entered into or amended any employment or consulting agreements, other than in the Ordinary Course of Business;

(ix) not increased the salaries, benefits or other compensation payable to any of its directors, officers or employees, other than in the Ordinary Course of Business;

(x) not made any payment whatsoever to, or entered into any agreement with, any person not dealing at arm's length with the Corporation;

(xi) not entered into or amended any Employee Plan;

(xii) used its reasonable commercial efforts to maintain its business organization and preserve its relationships with suppliers, customers and others having business relations with it;

(xiii) not suffered any material adverse change, financial or otherwise, in business, financial condition, assets, properties, liabilities or operations of the Corporation or any occurrences or circumstances which have resulted or might reasonably be expected to result in a material adverse change thereto;

(xiv) not sold any material amounts of inventory or (other than, after the date hereof and prior to the Closing Date, Approved Capital Dispositions) other assets, nor increased its indebtedness other than in the Ordinary Course of Business;

(xv) maintained the Corporation Assets in a proper and prudent manner in accordance with good Canadian oilfield practices; and

(xvi) not made any change in its accounting principles and practices as theretofore applied including, without limitation, the basis upon which its assets and liabilities are recorded on its books and its earnings, profits and losses are ascertained;

(r) there is no suit, action, litigation, investigation, claim, complaint, grievance or proceeding, including appeals and applications for review, in progress, or, to the knowledge of the Shareholders, pending or threatened against or relating to the

Corporation before any Governmental Authority which, if determined adversely to the Corporation, would,

(i) materially and adversely affect the properties, business, future prospects or financial condition of the Corporation,

(ii) enjoin, restrict or prohibit the transfer of all or any part of the Shares as contemplated by this Agreement, or

(iii) prevent the Shareholders or the Corporation from fulfilling all of their obligations set out in this Agreement or arising from this Agreement, and the Shareholders and the Corporation have no knowledge of any existing ground on which any such action, suit, litigation or proceeding might be commenced with any reasonable likelihood of success;

(s) except as set forth in Schedule 3.2(s), (i) there are no judgments unsatisfied against the Corporation or any judgment, injunction, order, decree, ruling or charge of any Governmental Authority to which the Corporation or any of the Corporation Assets is subject, (ii) there are no Claims in existence to which the Corporation is a party or any of the Corporation Assets may be bound or (to the knowledge of the Shareholders and the Corporation) threatened against the Corporation or any of the Corporation Assets and (iii) to the knowledge of the Shareholders and the Corporation, there is no basis upon which a material Claim could reasonably expected to be made against the Corporation;

(t) other than the fuel tax audit which has been disclosed to Petrowest and other than amendments to filed tax returns relating to pre-Closing transactions disclosed to Petrowest, the Corporation has duly and timely (i) filed with the appropriate Governmental Authority or agency in the manner prescribed by Law all Tax Returns required to be filed by it and such Tax Returns are true, complete and accurate in all material respects; (ii) paid all Taxes (including instalments) due and payable by it and made adequate provision in the Financial Statements and accounts thereof for all Taxes payable for the periods reflected therein for which Tax Returns are not yet required to be filed and will make adequate provision in the books and records of the Corporation (including in the materials provided to the auditors in connection with the determination of the Adjustment Amount) for all Taxes payable in respect of the period then ended on the assumption that the Corporation had a taxation year ending on that date; (iii) withheld and remitted to the appropriate Governmental Authorities all amounts required to be withheld by it in respect of the Tax liability of any other person; and (iv) withheld from any amount paid to or credited by it to or for the account or benefit of any person, including any of its officers and directors and any non-resident person, the amount of all Taxes and other deductions required by any Law to be withheld from any such amount and has duly and timely remitted the same to the appropriate taxing or other governmental authority or agency. Notices of assessment of Canadian federal and provincial income tax liabilities of the Corporation have been issued for all taxation years ending on or prior to date of last completed financial year ended more than six months prior

to this Agreement, and the Corporation is current with respect to its filing of returns for goods and services taxes payable pursuant to the *Excise Tax Act* (Canada). There are no claims, actions, suits, audits, proceedings, investigations or other actions pending or, to the knowledge of any of the Shareholders, threatened in respect of Taxes;

(u) all filings made by any of the Shareholders or the Corporation under which the Corporation has received or is entitled to government incentives, have been made in accordance, in all material respects, with all Laws and contain no misrepresentations which could cause any amount previously paid to, or credited to, or previously accrued on the accounts of the Corporation to be recovered or disallowed;

(v) the Corporation is not a party to any current agreement or other arrangement with any taxation authority and there are no waivers or objections extending the statutory period or providing for an extension of time with respect to the assessment or reassessment or payment of Taxes payable by the Corporation or Tax Returns required to be filed by the Corporation;

(w) the Corporation is not engaged in any discussions or negotiations with any taxation authorities in respect of its Taxes;

(x) except for reserves for income taxes accruing in the current fiscal year, the reserves and accrued liabilities disclosed on or reflected in the Financial Statements and the Books and Records are sufficient in all respects to provide for the liabilities in respect of which they have been established;

(y) (except as set forth in Schedule 3.2(y), each of which will be discharged without liability to the Corporation on or prior to the Closing Date) the Corporation has not guaranteed, endorsed, assumed or indemnified, contingently or otherwise, the obligations or indebtedness of any other person;

Employees

(z) except as set forth in Schedule 3.2(z), the Corporation is not a party to any written employment contract, consulting agreement, collective bargaining agreement or employee association agreement; the Corporation has not conducted and is not now conducting any negotiations with any labour unions or employee associations; the Corporation has complied with all of its obligations in respect of employment insurance programs, Canada Pension Plan payments and Worker's Compensation payments;

(aa) the only employees of the Corporation are listed in Schedule 3.2(z);

(bb) all Employee Plans are listed in Schedule 3.2(z) and:

(i) the Corporation has paid or provided for all liabilities for wages, vacation pay, salaries, bonuses, pensions and all other amounts payable under the Employee Plans;

(ii) each of the Employee Plans complies with and has been administered in substantial compliance with the terms thereof and Laws; and

(iii) have been, or will by Closing be, terminated with no further Liability of the Corporation or Petrowest, provided that Petrowest has provided for a replacement plan the terms of which are satisfactory to the Shareholders acting reasonably;

(cc) no Affiliate, director, officer or employee of the Corporation (past or present) or any person not dealing at **"arm's length"** (within the meaning of the Canadian Tax Act) with any such person is indebted to the Corporation and (other than the Shareholder Loans) the Corporation is not indebted to any such person. All transactions between the Corporation and any person not dealing at arm's length were undertaken for fair market value consideration;

Assets

(dd) the Corporation is the sole beneficial and (where its interests are registrable) the sole registered owner of all of the Corporation Assets, with good and valid title, free and clear of all Encumbrances other than Permitted Encumbrances. In particular, without limiting the generality of the foregoing, there has been no assignment, subletting or granting of any licence (of occupation or otherwise) of or in respect of any of the Corporation Assets or any granting of any agreement or right capable of becoming an agreement or option for the purchase of any of the Corporation Assets;

(ee) the Corporation has no material assets except as set forth in Schedule 1.1(u), the Corporation Assets are in good working order for the prudent pursuit of the Corporation's business except as set forth in Schedule 3.2(ee) and the Corporation owns or leases all the assets necessary for the conduct of its business as now conducted by it;

(ff) the accounts receivable of the Corporation in all material respects are good and collectible at the aggregate recorded amounts, except to the extent of any reserves provided for such accounts in the Books and Records for the Corporation, and are not subject to any defence, counterclaim or set off;

(gg) the Corporation has made available to Petrowest a correct and complete copy of each Material Contract (as amended to date), all of which are listed in Schedule 3.2(gg). The Corporation is not in breach of any such Material Contracts in any material respect nor has any circumstance occurred or does any circumstance exist that with the passage of time, notice or both, constitute such a breach, and, to the knowledge of the Shareholders and the Corporation, no third party to any of such Material Contracts is in breach of any such Material Contracts;

(hh) the Corporation has not received any notice alleging its default under any Material Contract, which default has not been rectified as of the date hereof;

(ii) the Corporation is not a party to or bound or affected by any commitment, agreement or document containing any covenant expressly limiting the freedom of the Corporation to compete in any line of business, transfer or move any of its assets or operations or which materially or adversely affects the business practices, operations or conditions of the Corporation or the continued operation of its business after the Closing Date;

(jj) to the knowledge of the Shareholders and the Corporation, the Corporation has not interfered with, infringed upon, misappropriated or otherwise come into conflict with any patent, copyright, trademark, trade secret or other intellectual property rights of any person or received notice of any Claim of any person that they have done so;

Environmental

(kk) except as disclosed in Schedule 3.2(kk),

(i) to the knowledge of the Shareholders, all Environmental Approvals required to be held by the Corporation have been obtained, are listed in Schedule 3.2(kk), are valid and in full force and effect, have been and are being complied with in all material respects, and there have been and are no proceedings commenced, applications for proceedings made, nor to the knowledge of the Shareholders have there been any proceedings or applications for proceedings threatened to revoke or amend any Environmental Approvals;

(ii) to the knowledge of the Shareholders, any Release by the Corporation of any Hazardous Substance into the Environment complied and complies with all Environmental Laws;

(iii) the Corporation has not entered into an agreement that may require it to pay, reimburse, guarantee, pledge, defer, indemnify or hold harmless any person from or against any liability or cost relating to any Release of Hazardous Substance or environmental condition or arising from any non-compliance with any Environmental Law;

(iv) the Corporation has not been prosecuted for or convicted of any offence under Environmental Laws or found liable in any proceeding to pay any fine or judgment to any person as a result of any Release or threatened Release of any Hazardous Substance into the Environment or the breach of any Environmental Law and there are no proceedings pending or, to the knowledge of the Shareholders and the Corporation, threatened relating to the foregoing and, to the knowledge of the Shareholders and the Corporation, there is no basis for any such proceedings; and

(v) to the knowledge of the Shareholders and the Corporation, there is no above-ground or underground storage tank, urea formaldehyde foam insulation, friable asbestos, polychlorinated biphenyls ("**PCBs**") or radioactive substance in, on or under the property covered by any Real Property Leases;

Real Property

(ll) Schedule 3.2(ll) sets forth a complete list of all of the Real Property and a legal description for such Real Property. The Corporation is the legal and beneficial owner of the Real Property (as set forth in Schedule 3.2(11)) in fee simple, with good and marketable title thereto, free and clear of all Encumbrances other than Permitted Encumbrances. All accounts for work and services performed or materials placed or furnished upon or in respect of the construction and completion of any of the buildings, improvements or other structures constructed on the Real Property have been fully paid and no one is entitled to claim a lien under the *Builders' Lien Act* (Alberta) or other similar legislation for such work performed by or on behalf of the Corporation. There are no matters affecting the right, title and interest of the Corporation in and to the Real Property (as set forth in Schedule 3.2(11)), which in the aggregate, would materially and adversely affect the ability of the Corporation to carry on its business upon the Real Property (as set forth in Schedule 3.2(11);

(mm) the Corporation is not a party to any Real Property Leases other than those listed in Schedule 3.2(mm). The Corporation is not in breach of any such Real Property Leases in any material respect nor has any circumstance occurred or does any circumstance exist that with the passage of time, notice or both, constitute such a breach, and, to the knowledge of the Shareholders and the Corporation, no third party to any of such Real Property Leases is in breach of any such Real Property Leases;

Miscellaneous

(nn) Schedule 3.2(nn) sets forth a complete list of every financial institution in which the Corporation maintains any depository or other account or safety deposit box and the names of all persons authorized to draw on or who have access to such accounts or safety deposit box; and

(oo) the information provided by or on behalf of the Shareholders or the Corporation with respect to the Corporation constitutes full, plain and true disclosure of all material facts relating to the Corporation, its business, operations and capital, there are no misrepresentations in any written information provided by or on behalf of the Shareholders or the Corporation to Petrowest and none of the Shareholders or the Corporation has knowingly withheld from Petrowest any information, documents or agreements relevant to the Corporation Assets or the Corporation which might reasonably be expected to be material to a purchaser of the Shares or Corporation Assets.

3.3 Representations and Warranties of Petrowest and the Trust

Each of Petrowest and the Trust jointly and severally represents and warrants to each of the Shareholders that:

(a) Petrowest is duly organized and validly existing and in good standing under the law of the jurisdiction of its incorporation and has the corporate power to own or lease its property and assets and to carry on its business as now conducted by it and is duly licensed or qualified to carry on business in each jurisdiction as the nature of its business requires and, at the Closing Date, will have such power and be so licensed or qualified as is required by its business as proposed to be conducted;

(b) at Closing, the Trust will be duly organized and validly existing and in good standing under the law of the jurisdiction of its formation and have the power to own or lease its property and assets and to carry on its business as proposed to be conducted by it and will be duly licensed or qualified to carry on business in each jurisdiction as the nature of its business requires;

(c) Petrowest has all requisite power and authority to enter into this Agreement and all documents to be delivered pursuant hereto and to perform its obligations hereunder and thereunder;

(d) at Closing, the Trust will have all requisite power and authority to enter into this Agreement and all documents to be delivered pursuant hereto and to perform its obligations hereunder and thereunder;

(e) the execution and delivery of this Agreement and all documents to be delivered pursuant hereto, the performance of the terms hereof and thereof and the consummation of the transactions contemplated herein and therein do not and will not:

(i) result in the breach of or violate any term or provision of the charter, by-laws or governing documents of Petrowest or the declaration of trust of the Trust; or

(ii) conflict with, result in a breach of, constitute a default under, or accelerate or permit the acceleration of the performance required by, any material agreement, instrument, licence, permit or authority to which Petrowest or the Trust is a party or by which it is bound or to which any of its property is subject or result in the creation of any Encumbrance upon any of the assets of Petrowest or the Trust or give to others any material interest or right, including any right of purchase, termination, cancellation or acceleration under any such agreement, instrument, license, permit or authority; or

(iii) violate any provision of law or administrative regulation or any judicial or administrative order, award, judgment or decree applicable to Petrowest or the Trust;

(f) each of the Trust and Petrowest is, in all material respects, in compliance with all Laws;

(g) this Agreement has been duly executed and delivered by Petrowest and constitutes a legal, valid and binding obligation of Petrowest enforceable in accordance with its terms and all documents to be delivered by Petrowest or the Trust, as the case may be, pursuant hereto will be duly executed and delivered by Petrowest and will constitute legal, valid and binding obligations of Petrowest and the Trust, respectively, enforceable in accordance with their respective terms;

(h) neither Petrowest nor the Trust have or will have carried on any active business other than the organization of, and preparation for the consummation of, the Concurrent Acquisitions, the Concurrent Financing and related matters;

(i) the authorized capital of Petrowest is comprised of an unlimited number of common shares and, as of the Closing Date, all of the issued and outstanding common shares will be held by the Trust;

(j) at Closing, the authorized capital of the Trust will be comprised of an unlimited number of Units of which, prior to the Closing, the closing of the Concurrent Acquisitions and the closing of the Concurrent Financing, not more than 1,500,000 Units (including subordinated units) will be issued and outstanding, each fully paid and non-assessable and, after the closing of the Concurrent Acquisitions and the closing of the Concurrent Financing, not more than 1,500,000 Units (including subordinated units) will be issued and outstanding, each fully paid and non-assessable;

(k) the Trust will, on the Closing Date, be a mutual fund trust under the Canadian Tax Act;

(l) each of the agreements relating to the Concurrent Acquisitions is substantially the same as this Agreement (other than price);

(m) the Units to be issued pursuant to Section 2.2 will be duly and validly issued and delivered as fully paid and non-assessable trust units of the Trust and, other than the escrow contemplated by section 5.2(d), will not be subject to any escrow or restriction on trading;

(n) at Closing, the prospectus filed in connection with the Concurrent Financing will contain full, true and plain disclosure of all material facts relating to the Trust and Petrowest, their prospective businesses, operations and capital (excluding the business, operations and capital of the Corporation);

(o) other than the fee payable to Westwind Partners Inc., Petrowest has not incurred any obligation or liability, contingent or otherwise, for brokerage fees, finder's fees, agent's commission or other similar forms of compensation with respect to the transactions contemplated herein;

(p) there is no suit, action, litigation, investigation, claim, complaint, grievance or proceeding, including appeals and applications for review, in progress, or, to the knowledge of Petrowest, pending or threatened against or relating to Petrowest or the Trust before any court, Governmental Authority, commission, board, bureau, agency or arbitration panel which, if determined adversely to Petrowest, would,

 (i) materially and adversely affect the properties, business, future prospects or financial condition of Petrowest or the Trust,

 (ii) enjoin, restrict or prohibit the transfer of all or any part of the Shares or the issue of Units as contemplated by this Agreement; or

 (iii) prevent Petrowest from fulfilling all of its obligations set out in this Agreement or arising from this Agreement, and Petrowest has no knowledge of any existing ground on which any such action, suit, litigation or proceeding might be commenced with any reasonable likelihood of success. There is not presently outstanding against Petrowest any judgement, decree, injunction, rule or order of Governmental Authority; and

(q) Petrowest is not a "non Canadian" within the meaning of the *Investment Canada Act*.

3.4 Non-Waiver

No investigations made by or on behalf of Petrowest or the Shareholders at any time shall have the effect of waiving, diminishing the scope or otherwise affecting any representation or warranty made by the Shareholders or Petrowest, as the case may be, in or pursuant to this Agreement. No waiver of any condition or other provisions, in whole or in part, shall constitute as a waiver of any other condition or provision (whether or not similar) nor shall such waiver constitute a continuing waiver unless otherwise expressly provided.

3.5 Nature and Survival

All representations, warranties and covenants contained in this Agreement on the part of each of the Parties shall survive the Closing, the execution and delivery under this Agreement of any share or security transfer instruments or other documents of title to any of the Shares and the payment of the consideration for the Shares.

ARTICLE 4
COVENANTS

4.1 Covenants of the Shareholders and the Corporation

(a) From the date hereof to and until the Closing Date, the Shareholders and the Corporation shall permit Petrowest, Petrowest's Counsel and Petrowest's authorized representatives to have full access to all files, premises, properties, personnel, books, records (including Tax Records), auditors, contracts and documents of or pertaining to the Corporation and any predecessor corporations or entities prior to Closing for purposes of performing due diligence with respect to the Corporation and its assets and affairs. The provisions of the Confidentiality and Non-disclosure Agreement shall continue to be applicable to any information made available by such parties pursuant to the provisions of this Agreement.

(b) Each of the Shareholders and the Corporation who is a party to or bound by the Unanimous Shareholders Agreement hereby agrees and consents to the termination of such agreement immediately prior to the Closing Time and, subject to Closing occurring, hereby irrevocably waives and releases each of the others from and in respect of any and all obligations thereunder, whether due on, prior to or after the date hereof.

(c) Upon any restructuring or reorganization of the Corporation resulting in any person, other than the Shareholders, acquiring any of the Shares, the Shareholders shall cause such person to execute a counterpart signature page to this Agreement.

4.2 Efforts to Satisfy Conditions

Each Party shall use all reasonable commercial efforts and shall proceed diligently, honestly and in good faith to cause the conditions set forth in Section 5.1, Section 5.2 and Section 5.3 which are within its reasonable control to be satisfied. Each Party shall provide such information and cooperation to the other Party as it may reasonably request in connection with the satisfaction of such conditions.

4.3 Tax Returns

(a) The Shareholders shall cause the Corporation to prepare and file in a timely manner (at its cost and in consultation with the Shareholders) all Tax Returns required to be filed by the Corporation for any period that ends on or before the Closing Date and for which Tax Returns have not been filed as of the Closing Date. Petrowest shall obtain the consent of Shareholders to any Tax Returns filed in respect of any period ending on or prior to the Closing Date, which consent shall be deemed received unless the Shareholders advises otherwise within 10 business days following receipt of the return and request for consent. The Shareholders and Petrowest shall co-operate fully with each other and none of the Parties will unreasonably withhold its consent to a request made by any

other Party with respect to such Tax Returns. Such Tax Returns will be prepared in accordance with reasonable business practices and the Corporation's past practices. The Parties agree that an election shall be made by the Corporation in its Tax Return filed for its taxation year ending immediately before the acquisition of control by Petrowest not to have subsection 256(9) of the Canadian Tax Act apply, with the result that the taxation year of the Corporation shall end immediately before the Closing Time.

(b) No Tax Returns shall be filed by any of the Shareholders between the date hereof and the Closing Date except with the prior written consent of Petrowest, which consent shall not be unreasonably withheld.

4.4 Covenant of Petrowest

Upon the organization and formation of the Trust, Petrowest shall cause the Trust to execute an agreement, in a form acceptable to the Shareholders acting reasonably, whereby the Trust agrees to be bound by its representations, warranties, covenants and indemnities hereunder.

ARTICLE 5
CONDITIONS TO CLOSING

5.1 Mutual Conditions

The obligations of Petrowest, the Shareholders and the Corporation pursuant hereto are subject to the following conditions being satisfied in all respects at or prior to the Closing Time, or such earlier time as is specified below:

(a) there shall not be any suit, action or other proceeding that shall, at Closing, be pending against any of the Parties before any Governmental Authority and no law, regulation or policy shall have been proposed, enacted or applied: (i) making illegal or seeking to restrain, prohibit or obtain damages or other relief in connection with the consummation of the transactions contemplated by this Agreement; (ii) prohibiting or materially limiting the ownership or operation by Petrowest of a material portion of the business or assets thereof or requiring Petrowest to dispose of or hold separately any such portion of any Shares or Corporation Assets, as applicable; or (iii) making the consummation of the transactions contemplated by this Agreement materially more costly to Petrowest or materially reducing the value of the Shares;

(b) all Required Approvals shall have been obtained on terms acceptable to the Shareholders and Petrowest, acting reasonably, at or prior to the Closing Time;

(c) the commercial terms of the Trust are satisfactory to the Shareholders and Petrowest, in each case, acting reasonably, including:

(i) the Concurrent Financing shall have closed or be closing at the Closing Time; and

(ii) such of the Concurrent Acquisitions as have an aggregate Base Purchase Price not less than $100 million shall have closed or be closing at the Closing Time; and

(d) Petrowest and each of the persons listed in Schedule 5.1(e) hereto shall have executed and delivered a management agreement in the form set forth in such Schedule.

5.2 Conditions for the Benefit of Petrowest

The obligations of Petrowest to buy the Shares and Shareholder Loans from the Shareholders pursuant hereto are subject to the following conditions (which are for the exclusive benefit of Petrowest) being satisfied in all respects at or prior to the Closing Time, or such earlier time as is specified below:

(a) the representations and warranties of the Shareholders in this Agreement shall be true and correct in all material respects at the Closing Time with the same force and effect as if made at and as of such time;

(b) the Shareholders and the Corporation shall have performed or complied in all material respects with all of the terms, covenants and conditions of this Agreement to be performed or complied with by the Shareholders and the Corporation at or prior to the Closing Time pursuant hereto;

(c) on or before May 23, 2006, Petrowest shall have completed its due diligence review and, in its sole discretion, been satisfied with the results of such review;

(d) at Closing, the Shareholders shall have delivered all items which they are required to deliver pursuant to Section 6.2 and shall have duly executed and delivered an agreement to escrow the Units to be issued pursuant to Section 2.2 for release as to one quarter thereof on the Closing Date and on each of the 6 month, 12 month and 18 month anniversaries of the Closing Date in form and substance satisfactory to Petrowest, acting reasonably;

(e) the Shareholders shall have delivered opinions of the Shareholders' Counsel as to the matters in Section 3.1(a), (b), (c) and (d) and Section 3.2(a), (b), (c) and (d)(i), in form and substance satisfactory to Petrowest, acting reasonably;

(f) each of the Shareholders shall have delivered, on the Closing Date, a certificate of such Shareholder dated the Closing Date, addressed to Petrowest and signed by the Shareholder or, in the case of a Shareholder that is a corporation, signed on the Shareholder's behalf by its President or such other officer or director satisfactory to Petrowest, acting reasonably, certifying that to the knowledge of the Shareholders the representations and warranties of the Shareholder set forth in this Agreement are true and correct at the Closing Time, as if made at such

time and the Shareholder has not breached, or failed to comply with, in any material respect, any of its covenants or other obligations under this Agreement; and

(g) Petrowest shall have obtained all applicable governmental, regulatory and contractual approvals to complete the transactions contemplated by this Agreement.

5.3 Conditions for the Benefit of the Shareholders

The Shareholders' obligations to Petrowest pursuant hereto are subject to the following conditions (which are for the exclusive benefit of the Shareholders) being satisfied in all respects at or prior to the Closing Time or such earlier time as is specified below:

(a) the representations and warranties of Petrowest in this Agreement shall be true and correct in all material respects at the Closing Time with the same force and effect as if made at and as of such time;

(b) Petrowest shall have performed or complied in all material respects with all of the terms, covenants and conditions of this Agreement to be performed or complied with by Petrowest at or prior to the Closing Time pursuant hereto;

(c) at Closing, Petrowest shall have delivered all items they are required to deliver pursuant to Section 6.3;

(d) Petrowest shall have delivered, on the Closing Date, a certificate of Petrowest dated the Closing Date, addressed to the Shareholders and signed on Petrowest's behalf by its President or such other officer or director satisfactory to the Shareholders, acting reasonably, certifying that the representations and warranties of Petrowest set forth in this Agreement are true and correct at the Closing Time, as if made at such time and Petrowest has not breached, or failed to comply with, in any material respect, any of its covenants or other obligations under this Agreement;

(e) Petrowest shall have delivered an opinion of Petrowest's Counsel as to the matters set forth in Section 3.3(a), (b), (c), (d), (e)(i), (e)(iii), (g), (i), (j), (k) and (m) in form and substance satisfactory to the Shareholders, acting reasonably; and

(f) Petrowest shall have agreed to indemnify Robert Gordon and Elesebeth Gordon in respect of liabilities thereof pursuant to his guarantee of the obligations of the Corporation to the Bank of Montreal and/or secured his release therefrom, in either case in form and substance satisfactory to Robert Gordon and Elesebeth Gordon, acting reasonably.

ARTICLE 6
CLOSING

6.1 Closing

The Closing shall take place at the Closing Time at the offices of Petrowest' Counsel located at 4500, 855 - 2nd Street S.W., Calgary, Alberta T2P 4K7, or at such other place as may be agreed upon by the Shareholders and Petrowest.

6.2 Deliveries by the Shareholders at Closing

At Closing, the Shareholders shall deliver to Petrowest:

(a) an updated version of Schedule 3.1 indicating the beneficial owners of record of all of the Shares;

(b) an updated version of Schedule 3.2 indicating the authorized capital of the Corporation and the issued and outstanding shares of the Corporation;

(c) the certificates representing the Shares duly endorsed for transfer by the Shareholders and new share certificates issued in the name of Petrowest in respect of the Shares;

(d) certificates of the appropriate government officials, dated the Closing Date, evidencing the existence and good standing of each of the Shareholders, if a corporation and the Corporation in the jurisdiction of its organization;

(e) the minute books, corporate seals and all corporate records of the Corporation;

(f) resignations and releases of all directors and officers of the Corporation and reciprocal releases of such directors and officers by the Corporation, each in form and substance satisfactory to Petrowest;

(g) certified copies of directors' resolutions of the Corporation confirming approval of the transfer of the Shares to Petrowest in accordance with the terms and conditions of this Agreement;

(h) such other documents and instruments as Petrowest's Counsel may reasonably require; and

(i) transfers in respect of Shareholders' Loans.

6.3 Deliveries by Petrowest at Closing

At Closing, Petrowest shall pay the Base Purchase Price to the Shareholders, including delivering certificates to the Shareholders representing the Units issuable to the Shareholders pursuant to Section 2.2(b).

6.4 Closing Escrow

The items tabled at Closing pursuant to Section 6.2 and Section 6.3 shall be held in escrow until all of such items have been tabled and then shall remain in escrow until the Effective Time. At the Effective Time, provided all conditions in Article 5 have been satisfied or waived, such escrow shall be terminated and the items described in Section 6.2 shall be delivered to Petrowest and the items described in Section 6.3 shall be delivered to the Shareholders and the Closing shall have occurred. If such escrow is not released on or before 4:00 p.m. (Calgary Time) on October 31, 2006 and the Parties do not agree to an extension of the escrow, the Closing shall be deemed not to have occurred and the documents and certificates tabled by a Party pursuant to this Article 6 shall be returned to that Party.

ARTICLE 7
INDEMNITIES

7.1 Shareholders Indemnity

After Closing but subject to Section 7.4, each of the Shareholders jointly and severally agrees to indemnify and save harmless each of Petrowest, the Trust and their Affiliates from and against all Losses and Obligations which they suffer, sustain, pay or incur, directly or indirectly:

(i) as a consequence of or in connection with a breach of a representation or warranty made by any of the Shareholders or the Corporation in this Agreement or a breach by any of the Shareholders or the Corporation of any of the covenants made by any thereof in this Agreement; or

(ii) as a consequence of or in connection with any environmental matter relating to the Corporation or the Corporations Assets prior to the Closing Time;

except any such Losses and Obligations as have been caused by or result from the gross negligence or wilful misconduct of any such indemnified person. The Parties agree that for the purposes of Section 7.1(i), in the case of any breach of representation or warranty of any of the Shareholders, the measure of Losses and Obligations in respect thereof will be, dollar for dollar, the difference in what would have been the position (financial and otherwise) of the Corporation had such representation been true or the warranty not breached and the actual position (financial and otherwise) of the Corporation (given such misrepresentation or breach of warranty).

7.2 Petrowest Indemnity

After Closing, Petrowest and the Trust agree to indemnify and save harmless each of the Shareholders and their Affiliates from and against all Losses and Obligations which they suffer, sustain, pay or incur, directly or indirectly, as a consequence of or in connection with:

(i) a breach of a representation or warranty made by Petrowest or the Trust in this Agreement or a breach by Petrowest or the Trust of a covenant made by it in this Agreement; or

(ii) subject to the Shareholders' obligations in respect of the indemnity contained in Section 7.1, any matter or circumstance relating to Corporation Assets or the operation thereof which occurs after the Closing Time or which relates to the Corporation and occurs after the Closing Time;

except any such Losses and Obligations as have been caused by or result from the gross negligence or wilful misconduct of any such indemnified person.

7.3 Tax Indemnity

(a) After Closing, the Shareholders shall be jointly and severally liable to and agree to indemnify and save harmless the Corporation (which in this Section 7.3 includes the Corporation's successors and assigns) in respect of all Losses and Obligations which the Corporation may suffer, sustain, pay or incur as a consequence of or in connection with any breach of any of the representations and warranties in Section 3.2(t) to (x) inclusive.

(b) Any person entitled to indemnification as herein set forth (the **"Indemnified Parties"**) shall give prompt written notice to the Shareholders whenever it becomes aware that a Claim has been or may be made for which the Shareholders may be liable pursuant to this Section 7.3 (the **"Tax Indemnity"**). Unless the Shareholders notify the Indemnified Parties that it elects not to have carriage and control of a Claim the Shareholders shall, at their own expense and employing counsel of their own choice, have full carriage and control of the contestation of any such Claim, provided that if the Claim does not relate solely to matters to which the Tax Indemnity may apply, the Indemnified Parties shall, at its own expense and employing counsel of its own choice, have full carriage and control of the contestation of the portion of the Claims relating to matters to which the Tax Indemnity does not relate; and further provided that where the Shareholders have carriage and control of a Claim neither the Indemnified Parties nor the Corporation will agree to any compromise or settlement of such Claim to which the Tax Indemnity may apply without the consent of the Shareholders which will not be unreasonably withheld. Notwithstanding the foregoing, the Shareholders' right to have carriage and control of the contestation of any such Claim shall only apply and continue to apply after payment of the amount of such Claim or the provision of such security as is necessary to avoid a lien being placed on the property of the Corporation in respect of such Claim. Where the Shareholders have carriage and control of a Claim, if the Indemnified Parties does not consent to a settlement of a Claim to which the Tax Indemnity may apply following a request from the Shareholders to do so, the obligation of the Shareholders to indemnify the Indemnified Parties for the Claim shall be limited to the amount that the Shareholders would have been required to pay pursuant hereto in respect of the Claim if the settlement had been accepted and

the Shareholders shall forthwith transfer carriage of the contestation of the Claim to the Indemnified Parties or its nominee. The Indemnified Parties, the Corporation and the Shareholders shall cooperate with each other and allow each other reasonable access to documents and records in any defence of any such Claims and shall keep each other reasonably informed of the conduct thereof. If the Shareholders elect not to have carriage and control of the contestation of the Claim, the Indemnified Parties and the Corporation shall be under no obligation to contest, settle or compromise the Claim and such failure to contest, settle or compromise the Claim shall not prejudice its rights pursuant to this Indemnity.

(c) The Parties undertake to inform each other of any audit inquiries with respect to issues to which the Tax Indemnity may apply and to cooperate with each other in making any representations prior to any assessment to which those indemnities may apply.

(d) The amounts payable in respect of the Tax Indemnity shall constitute and be treated by the parties as an adjustment to the Base Purchase Price.

7.4 Limitations on Indemnities

(a) No Claim for performance of an indemnity or in respect of a breach of any covenant, representation or warranty made in this Agreement (other than pursuant to Section 7.3) shall be made or be enforceable, whether by legal proceedings or otherwise, unless written notice of such Claim is given by the party seeking redress to the party or parties from whom redress is sought on or before: (i) in respect of a breach of Section 3.2(kk), the expiry of the statutory period in which a Claim, assessment or reassessment may be brought or effected against the Corporation in respect thereof; (ii) in respect of a breach of any of Section 3.2(t) to (x), the expiry of ninety days after the relevant Governmental Authorities shall no longer be entitled to assess liability for tax against the Corporation for any particular taxation year ended on or prior to the Closing Date, having regard without limitation, to any waivers given by the Shareholders of the Corporation in respect of any taxation year; and (iii) otherwise, the expiry of eighteen months from the Closing Date;

(b) The maximum cumulative liability of the Shareholders in respect of indemnities and breaches of the representations, warranties and covenants made by the Shareholders in this Agreement (other than pursuant to Section 7.3) shall not exceed the Adjusted Purchase Price;

(c) Except as otherwise set out herein, the parties' sole remedy for a misrepresentation or breach of a warranty or other agreement contained in this Agreement is limited to the indemnities contained in Article 7 and is limited by the provisions of this Section 7.4;

(d) Notwithstanding anything to the contrary set forth in this Agreement, the Shareholder shall have no liability to Petrowest for any specific matter or claim

for which Petrowest has received an adjustment to the Purchase Price to the extent of such adjustment;

(e) Petrowest shall not be entitled to make a Claim against the Shareholders for indemnity pursuant to this Agreement unless and until the aggregate amount of all Losses and Obligations with respect to all Claims asserted by Petrowest under this Agreement (other than pursuant to Section 7.3) exceeds 1% of the Base Purchase Price. Once such minimum threshold in Losses and Obligations has been sustained by Petrowest, the entirety of all Losses and Obligations sustained by Petrowest shall be compensable under this Section 7.4, subject to the other provisions of this Section. Claims pursuant to Section 7.3 shall not be included in claims for the purposes of this Section 7.4(e);

(f) Petrowest' Losses hereunder shall be deemed reduced by the amount of any insurance proceeds and any tax benefits received by Petrowest with respect to such Losses; and

(g) Petrowest shall not be entitled to indemnity under both Section 7.3 and Section 7.1 for the same Loss.

7.5 Indemnification Procedure

(a) For purposes of this Section 7.5, the term **"Indemnifying Party"** when used in connection with a Claim shall mean the Person having an obligation to indemnify the other Party with respect to such Claim pursuant to this Agreement (other than under Section 7.3), and the term **"Indemnified Party"** when used in connection with a particular Claim shall mean the Person having the right to be indemnified with respect to such Claim by the other Party pursuant to this Agreement (other than under Section 7.3)

(b) To make claim for indemnification, an Indemnified Party shall notify the Indemnifying Party of its claim under this Section 7.5, including the specific details of and specific basis under this Agreement for its claim (the **"Claim Notice"**). In the event that the claim for indemnification is based upon a claim by a third party against the Indemnified Party (a **"Third Party Claim"**), the Indemnified Party shall provide its Claim Notice promptly after the Indemnified Party has actual knowledge of the Third Party Claim and shall enclose a copy of all papers (if any) served with respect to the Third Party Claim; provided that the failure of any Indemnified Party to give notice of a Third Party Claim as provided in this Section 7.5 shall not relieve the Indemnifying Party of its obligations under this Agreement except to the extent such failure results in insufficient time being available to permit the Indemnifying Party to effectively defend against the Third Party Claim or otherwise materially prejudices the Indemnifying Party's ability to defend against the Third Party Claim. In the event that the claim for indemnification is based upon an inaccuracy or breach of a representation, warranty, covenant or agreement, the Claim Notice shall specify the representation, warranty, covenant or agreement which was inaccurate or breached.

(c) In the case of a claim for indemnification based upon a Third Party Claim, the Indemnifying Party shall have 30 days from its receipt of the Claim Notice to notify the Indemnified Party whether it admits or denies its liability to defend the Indemnified Party against such Third Party Claim at the sole cost and expense of the Indemnifying Party. The Indemnified Party is authorized, prior to and during such 30-day period, to file any motion, answer or other pleading that it shall deem necessary or appropriate to protect its interests or those of the Indemnifying Party and that is not prejudicial to the Indemnifying Party.

(d) If the Indemnifying Party admits its liability, it shall have the right and obligation to diligently defend, at its sole cost and expense, the Third Party Claim. The Indemnifying Party shall have full control of such defense and proceedings, including any compromise or settlement thereof. If requested by the Indemnifying Party, the Indemnified Party agrees to cooperate, at the cost and expense of the Indemnifying Party, in contesting any Third Party Claim which the Indemnifying Party elects to contest. The Indemnified Party may participate in, but not control, any defense or settlement of any Third Party Claim controlled by the Indemnifying Party pursuant to this Section 7.5(d). An Indemnifying Party shall not, without the written consent of the Indemnified Party, (i) settle any Third Party Claim or consent to the entry of any judgment with respect thereto which does not include an unconditional written release of the Indemnified Party from all liability in respect of such Third Party Claim or (ii) settle any Third Party Claim or consent to the entry of any judgment with respect thereto in any manner that may materially and adversely affect the Indemnified Party (other than as a result of money damages covered by the indemnity).

(e) If the Indemnifying Party does not admit its liability or admits its liability but fails to diligently prosecute or settle the Third Party Claim, then the Indemnified Party shall have the right to defend against the Third Party Claim at the sole cost and expense of the Indemnifying Party, with counsel of the Indemnified Party's choosing, subject to the right of the Indemnifying Party to admit its liability and assume the defense of the Third Party Claim at any time prior to settlement or final determination thereof. If the Indemnifying Party has not yet admitted its liability for a Third Party Claim, the Indemnified Party shall send written notice to the Indemnifying Party of any proposed settlement and the Indemnifying Party shall have the option for 10 days following receipt of such notice to (i) admit in writing its liability for the Third Party Claim and (ii) if liability is so admitted, reject, in its reasonable judgment, the proposed settlement.

(f) In the case of a claim for indemnification not based upon a Third Party Claim, the Indemnifying Party shall have 30 days from its receipt of the Claim Notice to (i) cure the Losses and Obligations complained of; (ii) admit its liability for such Losses or (iii) dispute the claim for such Losses and Obligations. If the Indemnifying Party does not notify the Indemnified Party within such 30-day period that it has cured the Losses and Obligations or that it disputes the claim

for such Losses and Obligations, the amount of such Losses and Obligations shall conclusively be deemed a liability of the Indemnifying Party hereunder.

7.6 Materiality

For the purposes of calculating Losses and Obligations in conjunction with any breach of a representation, warranty or covenant pursuant to Sections 7.1, 7.2 or 7.3, any standard or threshold of materiality relating to such breached representation, warranty or covenant shall be ignored.

ARTICLE 8
TERMINATION

8.1 Termination

If this Agreement is terminated prior to the Closing occurring pursuant to Section 5.1, Section 5.2 or Section 5.3, the Parties shall be released from all obligations under this Agreement except the Confidentiality and Non-disclosure Agreement shall remain in full force and effect in accordance with its terms, and each Party shall remain liable for breaches by it of this Agreement occurring prior to such termination. Subject to the foregoing provisions of this Section, following such termination, each Party shall be responsible for the costs and expenses incurred by it in connection with this Agreement and the transactions contemplated hereby.

8.2 Survival

Subject to the limitations and provisions set forth in this Agreement, notwithstanding the occurrence of Closing and the items delivered at Closing pursuant hereto, the representations, warranties, covenants and indemnities contained in this Agreement shall survive the Closing and the delivery of the items delivered at Closing pursuant hereto for the benefit of the Parties in accordance with terms hereof. Notwithstanding any other provision of this Agreement, no limitation in respect of the survival of any provision of this Agreement or the period in respect of which any Claims or other recourse may be made shall apply insofar as the breach of the provision or the matter in respect of which recourse is sought involves fraud on the part of the Party or Parties against whom the provision is sought to be enforced or from whom such recourse is sought. If any document executed at or after Closing, pursuant hereto is inconsistent with the provisions of this Agreement, the provisions of this Agreement shall prevail unless the Parties expressly and explicitly agree to the contrary.

ARTICLE 9
ARBITRATION

9.1 Procedure

Any controversy submitted to arbitration pursuant to this Agreement shall be subject to the following principles:

(a) Upon written demand of a Party, representatives of the Parties shall meet and attempt to appoint a single arbitrator. If such representatives are unable to agree on a single arbitrator within five (5) days of such demand, then upon written demand by any Party, any Shareholder and Petrowest shall, within ten (10) days of such demand, each name an arbitrator and the two arbitrators so named shall promptly thereafter choose a third. If a Party shall fail to name an arbitrator within ten (10) days from such demand, then the arbitrator for that Party shall be appointed by any Justice of the Court of Queen's Bench of Alberta upon application by the other Party. If the two arbitrators shall fail within ten (10) days from their appointment to agree upon and appoint the third arbitrator, then such third arbitrator shall be appointed by any Justice of the Court of Queen's Bench of Alberta upon request of either Party.

(b) The arbitrator or arbitrators selected to act hereunder shall be qualified by education, experience and training to pass upon the particular question in dispute.

(c) The arbitrator or arbitrators chosen as aforesaid shall proceed immediately to hear and determine the question or questions in dispute. The decision of the single arbitrator shall be made within forty-five (45) days after his or her appointment, subject to any reasonable delay due to unforeseen circumstances. Where there are three arbitrators, the decision of the arbitrators, or a majority of them, shall be made within forty-five (45) days after the appointment of the third arbitrator, subject to any reasonable delay due to unforeseen circumstances. In the event the single arbitrator or the arbitrators, or a majority of them, fail to make a decision within the period herein prescribed, then either Party may elect to have a new single arbitrator or arbitrators chosen in the manner herein prescribed, as if none had previously been selected.

(d) The decision of the single arbitrator or the decision of the arbitrators, or a majority of them, shall be drawn up in writing and signed by the single arbitrator or by the arbitrators, or a majority of them, and shall be final and binding upon the parties hereto.

(e) The liability between the Parties hereto for the payment of the compensation and expenses of the single arbitrator or the arbitrators shall be determined by the arbitrator or arbitrators, as the case may be.

(f) Arbitration pursuant hereto shall be governed in all respects not addressed herein by the provisions of the *Arbitration Act* (Alberta) and regulations thereunder.

ARTICLE 10
NOTICES

10.1 Notices

Any notice, consent, waiver, direction or other communication required or permitted to be given under this Agreement by a party to any other party shall be in writing and shall be delivered by hand delivery, facsimile transmission or (provided that the mailing party does not know and should not reasonably have known of any disruption or anticipated disruption of postal service which might affect delivery of the mail) by registered mail (postage prepaid), addressed to the party to whom the notice is to be given, at its address for service herein. Any notice, consent, waiver, direction or other communication aforesaid shall, if hand delivered or delivered by facsimile transmission, be deemed to have been given and received on the date on which it was hand delivered or delivered by facsimile transmission to the address provided herein (if a business day and, if not, the next succeeding business day) and if sent by registered mail be deemed to have been given and received on the third business day at the point of delivery following the date on which it was so sent.

10.2 Address for Service

The address for service of each of the parties hereto shall be as follows:

if to Petrowest or the Trust:

Petrowest Services Ltd.
Suite 204, 10605 Westside Drive
Grande Prairie, AB
T8V 8E6

Attention:
Facsimile: (780) 830-0882

with a copy to:

Bennett Jones LLP
4500, 855 - 2nd Street S.W.
Calgary, AB T2P 4K7

Attention: Brad D. Markel
Facsimile: (403) 265-7219

if to the Shareholders and/or the Corporation:

Attention: Troy Gordon

with a copy to:

Macleod Dixon LLP
3700, 400 - 3rd Avenue S.W.
Calgary, AB T2P 4H2

Attention: Don Tse
Facsimile: (403) 264-5973

or such other address as may be designated by notice to the other Parties.

ARTICLE 11
MISCELLANEOUS

11.1 Further Assurances

Each Party shall, from time to time, and at all times hereafter, at the request of another Party, but without further consideration, do all such further acts and execute and deliver all such further documents and instruments as shall be reasonably required in order to fully perform and carry out the terms and intent hereof.

11.2 Time of the Essence

Time shall be of the essence of this Agreement.

11.3 Public Announcements

Until Closing has occurred, no public announcement or press release concerning the sale and purchase of the Shares shall be made by a Party or its Affiliates without the prior written consent and joint approval of the other Party, which consent and approval shall not be unreasonably withheld or delayed; provided that nothing contained herein shall prevent either Party at any time furnishing any information to any governmental agency or regulatory authority (including applicable stock exchanges) or to the public if required by Laws or the rule of a stock exchange.

11.4 Amendments and Waiver

No modification of or amendment to this Agreement shall be valid or binding unless set forth in writing and duly executed by both Parties and no waiver of any breach of any term or provisions of this Agreement shall be effective or binding unless made in writing and signed by the Party purporting to give the same and, unless otherwise provided, shall be limited to the specific breach waived. No failure on the part of any Party in exercising any right or remedy hereunder shall operate as a waiver thereof, nor shall any single or partial exercise of any such right or remedy preclude any other or further exercise thereof or the exercise of any other right or remedy in law or in equity or by statute or otherwise conferred.

11.5 Entire Agreement

This Agreement together with the Confidentiality and Non-disclosure Agreement and the agreements and other documents to be delivered pursuant to this Agreement, constitute the entire agreement between the Parties pertaining to the subject matter of this Agreement and supersede all prior agreements, understandings, negotiations and discussions, whether oral or written, of the Parties, including the Letter of Intent and there are no warranties, representations or other agreements between the Parties in connection with the subject matter of this Agreement except as specifically set forth in this Agreement, and any document delivered pursuant to this Agreement. No supplement, modification or waiver or termination of this Agreement shall be binding unless executed in writing by the Party to be bound thereby.

11.6 Applicable Law

This Agreement shall be construed in accordance with the laws of the Province of Alberta and the laws of Canada applicable therein and shall be treated, in all respects, as an Alberta contract.

11.7 Amendments

This Agreement may only be amended by a written instrument signed by the Parties.

11.8 Severability

If any one or more of the provisions or parts thereof contained in this Agreement should be or become invalid, illegal or unenforceable in any respect in any jurisdiction, the remaining provisions or parts thereof contained herein shall be and shall be conclusively deemed to be, as to such jurisdiction, severable therefrom and:

(a) the validity, legality or enforceability of such remaining provisions or parts thereof shall not in any way be affected or impaired by the severance of the provisions or parts thereof severed; and

(b) the invalidity, illegality or unenforceability of any provision or part thereof contained in this Agreement in any jurisdiction shall not affect or impair such provision or part thereof or any other provisions of this Agreement in any other jurisdiction.

11.9 Execution in Counterpart

This Agreement may be executed in any number of counterparts with the same effect as if all signatories to the counterparts had signed one document, all such counterparts shall together constitute, and be construed as, one instrument and each of such counterparts shall, notwithstanding the date of its execution, be deemed to bear the date first above written. Delivery of counterparts may be effected by facsimile transmission.

11.10 Benefit of the Agreement

This Agreement shall enure to the benefit of and be binding upon the respective heirs, executors, administrators, successors and permitted assigns of the Parties. No person other than the Parties and their successors and permitted assigns shall be entitled to any rights or benefits hereunder.

11.11 Assignment

This Agreement may not be assigned by any Party without the prior consent of the other Parties, provided that: (i) Petrowest may assign its rights and obligations under this agreement to an Affiliate of Petrowest if, contemporaneous therewith, such Affiliate of Petrowest agrees to be bound by all representations, warranties, covenants and indemnities of Petrowest hereunder; and (ii) any Shareholder may assign its rights and obligations under this agreement to a person, wholly-owned by one or more Shareholders, that has, subsequent to the date hereof, become a shareholder of the Corporation if, contemporaneous therewith, such person agrees to be bound by all representations, warranties, covenants and indemnities of such Shareholder. For greater certainty, it is agreed that prior to the Closing Time and as a condition of Closing, the Trust shall execute a joinder agreement satisfactory to the Shareholders, acting reasonably, pursuant to which the Trust shall agree to be bound by all representations, warranties, covenants and indemnities of Petrowest hereunder.

11.12 No Partnership

It is not the intent or purpose of the Agreement to create, and this Agreement shall not be construed as creating, any association, partnership or syndicate.

11.13 Reliance

The Parties acknowledge and agree that they have entered into this Agreement in reliance upon each of the representations, warranties, covenants and agreements herein of the other party hereto.

IN WITNESS WHEREOF the parties hereto have executed this Agreement as of the date first above written.

PETROWEST SERVICES LTD.

By: (signed) "*A. Dax Srivastava*"
President

By: (signed) "*Kenneth N. Drysdale*"
C.E.O.

1243530 ALBERTA LTD.

By: (signed) "*Robert Gordon*"
President

(signed) "*Don Tse*"
Witness

(signed) "*Robert Gordon*"

332691 ALBERTA LTD.

By: (signed) "*Robert Gordon*"
President

GORDON BROS. CONSTRUCTION LTD.

By: (signed) "*Robert Gordon*"
President

SHARE PURCHASE AGREEMENT

THIS SHARE PURCHASE AGREEMENT made as of the 23rd day of May, 2006

AMONG:

PETROWEST SERVICES LTD., a body corporate incorporated under the laws of the Province of Alberta ("**Petrowest**")

- and -

1243524 ALBERTA LTD., a body corporate incorporated under the laws of the Province of Alberta

- and -

DENNIS GEHERMAN, an individual resident in the Town of Spirit River, in the Province of Alberta;

- and -

DONNA GEHERMAN, an individual resident in the Town of Spirit River, in the Province of Alberta

- and -

RUDY GEHERMAN, an individual resident in the Town of Spirit River, in the Province of Alberta

- and -

DARCY GEHERMAN, an individual resident in the Town of Spirit River, in the Province of Alberta

(each of the last five mentioned Parties are referred to as a "**Shareholder**" and are collectively referred to as the "**Shareholders**")

- and -

404434 ALBERTA CORPORATION, a body corporate incorporated under the laws of the Province of Alberta ("**404434**")

- and -

756169 ALBERTA CORPORATION, a body corporate incorporated under the laws of the Province of Alberta ("**756169**")

- and -

756171 ALBERTA CORPORATION, a body corporate incorporated under the laws of the Province of Alberta ("**756171**")

(404434, 756169 and 756171 are collectively referred to as the "**Corporation**")

WHEREAS:

A. the Shareholders beneficially own all of the issued and outstanding shares of the Corporation (the "**Shares**");

B. 404434, 756169 and 756171 conduct the business carried on by them as joint venturers and not as a partnership;

C. the Shareholders agree to sell, and Petrowest agrees to buy, the Shares and Shareholder Loans upon the terms and conditions set forth herein;

D. all of the outstanding shares of Petrowest will be held, directly or indirectly, by a trust formed under the laws of Alberta or Ontario (the "**Trust**");

NOW THEREFORE, in consideration of the representations, warranties, covenants and agreements herein and other good and valuable consideration (the receipt and sufficiency of which is hereby acknowledged), the parties hereto covenant and agree as follows:

ARTICLE 1
DEFINITIONS

1.1 Definitions

In this Agreement, unless the context otherwise requires:

(a) "**Adjusted Purchase Price**" means the Base Purchase Price as adjusted by the Adjustment Amount;

(b) "**Adjustment Amount**" means the amount (which may be a negative amount) equal to the sum of:

(i) the difference obtained when the Estimated Working Capital is subtracted from the Audited Working Capital;

(ii) the difference obtained when the Audited Long Term Debt is subtracted from the Estimated Long Term Debt; and

(iii) the difference obtained when the Estimated Shareholder Loans is subtracted from the Audited Shareholder Loans;

(c) "**Affiliate**" of an entity means a person or entity that controls, is controlled by or is under common control with the subject entity. For the purpose of this

definition, control means the ability, directly or indirectly, to direct the voting of more than fifty percent (50%) of the voting interests of an entity;

(d) "**Agreement**" means this agreement, including all Schedules to this agreement, as amended or supplemented from time to time, and "hereby", "hereof", "herein", "hereunder", "herewith", "hereto" and similar terms refer to this Agreement and not to any particular provision of this Agreement;

(e) "**Approved Capital Commitments**" means the capital commitments referred to in Schedule 1.1(e) hereto or as approved by Petrowest after the date hereof;

(f) "**Approved Capital Dispositions**" means the capital dispositions referred to in Schedule 1.1(e) hereto or as approved by Petrowest after the date hereof;

(g) "**Audited Working Capital**" means the Working Capital determined in accordance with the audit contemplated by Section 2.5;

(h) "**Audited Long Term Debt**" means the Long Term Debt determined in accordance with the audit contemplated by Section 2.5;

(i) "**Audited Shareholder Loans**" means the Shareholder Loans determined in accordance with the audit contemplated by Section 2.5;

(j) "**Auditors**" means PricewaterhouseCoopers LLP, Chartered Accountants of Calgary, Alberta;

(k) "**Base Purchase Price**" has the meaning ascribed to it in Section 2.2;

(l) "**Books and Records**" means all books and records of the Corporation, including financial, corporate, operation and sales books, records, books of account, sales and purchase records, lists of suppliers and customers, formulae, business reports, plans and projections and all other documents, files, records, correspondence, and other data and information, financial or otherwise, including without limitation, all data and information stored on computer-related media;

(m) "**business day**" means a day, other than a Saturday, Sunday or statutory holiday, when banks are generally open for the transaction of banking business in the City of Calgary;

(n) "**Canadian Tax Act**" means the *Income Tax Act*, R.S.C. 1985, c. 1 (5th Supplement) as amended and the *Income Tax Regulations*;

(o) "**Claim**" means any claim, demand, lawsuit, proceeding, arbitration or governmental investigation;

(p) "**Closing**" means the closing of the transactions contemplated herein;

(q) "**Closing Date**" means that date not earlier than July 7, 2006 and not later than October 31, 2006 of which Petrowest has provided not less than five days notice to the Shareholders;

(r) "**Closing Time**" means 6:30 a.m. (Calgary time) on the Closing Date, or such other time as may be agreed upon by the Parties;

(s) "**Concurrent Acquisitions**" means the acquisitions described in Schedule 1.1(s) hereto;

(t) "**Concurrent Financing**" means the financing consisting of the distribution of not less than 8.5 million and not more than 15 Million Units at a price of $10.00 per Unit, for aggregate gross proceeds of not less than $85 million;

(u) "**Corporation Assets**" means the assets, properties and rights of the Corporation, including the assets listed in Schedule 1.1(u) hereto;

(v) "**Creditor's Rights**" has the meaning ascribed thereto in Section 3.1(d);

(w) "**Effective Time**" means 12:01 a.m. on the Closing Date;

(x) "**Employee Plan**" means any employee benefit plan, program or arrangement sponsored, maintained or contributed to by any of the Shareholders or the Corporation for the benefit of employees of the Corporation, including, without limitation, bonus; pension; savings; profit sharing; deferred compensation; supplemental retirement income; stock option; stock purchase; and hospital, medical, dental, disability, automobile, life and accident insurance plans;

(y) "**Encumbrance**" includes, without limitation, any mortgage, pledge, assignment, charge, lien, security interest or other third party interest and any agreement, option, right or privilege (whether by law, contract or otherwise) capable of becoming any of the foregoing;

(z) "**Environmental Approvals**" means all permits, certificates, licences, authorizations, consents, instructions, registrations, directions or approvals issued or required by Governmental Authorities pursuant to Environmental Laws with respect to the operation of each company in the Corporation's businesses or related to the Corporation Assets;

(aa) "**Environmental Laws**" means all Laws relating in full or in part to the protection of the Environment, product liability, and employee and public health and safety, and includes, without limitation, those Environmental Laws relating to the storage, generation, use, handling, manufacture, processing, labelling, advertising, sale, display, transportation, treatment, Release and disposal of Hazardous Substances;

(bb) "**Estimated Working Capital**" means the estimated Working Capital as of May 23, 2006 of $(461,225);

(cc) **"Estimated Long Term Debt"** means the estimated Long Term Debt as of May 23, 2006 of $2,174,622;

(dd) **"Estimated Shareholder Loans"** means the estimated Shareholder Loans as of May 23, 2006 of $3,300,000;

(ee) **"Financial Statements"** means the audited financial statements of the Corporation for the three fiscal years ended December 31, 2003, 2004 and 2005 and the unaudited financial statements of the Corporation for the three month periods ended March 31, 2005 and 2006;

(ff) **"GAAP"** has the meaning ascribed thereto in section 1.5;

(gg) **"Governmental Authorities"** means any government, regulatory authority, governmental department, agency, commission, board, tribunal, crown corporation, or court or other law, rule or regulation-making entity having or purporting to have jurisdiction on behalf of any nation, or province or state or other subdivision thereof or any municipality, district or other subdivision thereof;

(hh) **"Hazardous Substance"** means any pollutant, contaminant, waste of any nature, hazardous substance, hazardous material, toxic substance, dangerous substance or dangerous good as defined, judicially interpreted or identified in any Environmental Law;

(ii) **"including"** means "including, without limiting the generality of the foregoing";

(jj) **"Laws"** means all applicable laws, by-laws, rules, regulations, orders, ordinances, protocols, codes, guidelines, policies, notices, directions and judgements or other requirements of any Governmental Authority and includes, without limitation all Environmental Laws;.

(kk) **"Leaseback Equipment"** means the equipment described in Schedule 1.1(kk);

(ll) **"Leaseback Real Property"** means the real property described in Schedule 1.1(ll);

(mm) **"Letter of Intent"** means the letter agreement between the Shareholders, Petrowest and the Corporation;

(nn) **"Liabilities"** means all of the liabilities (including, without limitation, whether reduced to judgement, liquidated, unliquidated, fixed, contingent, matured, unmatured, disputed, undisputed, legal, equitable, secured, unsecured, present or future and includes, without limitation, all liabilities determined in accordance with GAAP in Canada) of, against or with respect to the Corporation;

(oo) **"Long Term Debt"**, as at any time, shall be as determined in accordance with GAAP applied on a consistent basis (including the current portion thereof) and, for greater certainty, includes obligations under capital leases other than

Leaseback Equipment and Leaseback Real Property, and excludes Shareholder Loans and future income taxes payable;

(pp) "**Losses**" means, in respect of a person and in relation to a matter, all losses, costs and damages (including all penalties and fines) which such person suffers, sustains, pays or incurs in connection with such matter and includes Taxes (other than refundable Taxes), reasonable costs of legal counsel (on a full indemnity basis) and other consultants and reasonable costs of investigating and defending Claims arising from such matter, but shall not include loss of profits, economic loss or other consequential damages suffered by such person;

(qq) "**Material Contracts**" means all contracts and other written agreements to which the Corporation is a party or by which it is bound or the Corporation Assets are subject, the performance of which will involve consideration in excess of 1% of the Base Purchase Price per year or 2.5% of the Base Purchase Price in the aggregate;

(rr) "**misrepresentation**" includes any untrue statement of a material fact, any omission to state a material fact that is required to be made and any omission to state a material fact that is necessary to be made in order for a statement not to be misleading;

(ss) "**Obligations**" means all liabilities and obligations, whether under common law, in equity, under Laws, under contract or otherwise, whether tortious, contractual, statutory or otherwise, whether absolute or contingent and whether based on fault, strict liability or otherwise;

(tt) "**Ordinary Course of Business**" means the ordinary course of business consistent with prior custom and practice (including with respect to quantity and frequency);

(uu) "**Parties**" means the parties to this Agreement and their respective permitted assigns;

(vv) "**Permitted Encumbrances**" means the Encumbrances listed in Schedule 1.1(vv) hereto;

(ww) "**person**" includes an individual, partnership, firm, trust, body corporate, government, governmental body, agency or instrumentality, unincorporated body of persons or association;

(xx) "**Petrowest's Counsel**" means Bennett Jones LLP or such other legal counsel as may be designated by **Petrowest** and satisfactory to the Shareholders, acting reasonably;

(yy) "**Prime Rate**" means the rate of interest, expressed as a rate per annum, announced from time to time by the Canadian Imperial Bank of Commerce as its

reference rate used for Canadian dollar commercial loans made in Canada and referred to by it as its "prime rate";

(zz) "**Real Property**" means all lands owned, directly or indirectly, by the Corporation and all plants, buildings, structures, erections, improvements, appurtenances and fixtures situate on or forming part of such lands;

(aaa) "**Real Property Leases**" means leases and subleases of real property;

(bbb) "**Release**" has the meaning prescribed in any Environmental Law and includes, without limitation, any release, spill, leak, pumping, pouring, emission, emptying, discharge, injection, escape, leaching, disposal, dumping, deposit, spraying, burial, abandonment, incineration, seepage, or placement;

(ccc) "**Required Approvals**" means the consents, approvals and authorizations referred to in Schedule 1.1(ccc) hereto;

(ddd) "**Shareholder Loans**" means the loans or bonuses (net of any required withholdings) owing by the Corporation due to Shareholders or employees of the Corporation described in Schedule l.l(ddd) hereto;

(eee) "**Shareholders' Counsel**" means Macleod Dixon LLP or such other legal counsel as may be designated by the Shareholders;

(fff) "**Shares**" means all of the issued and outstanding shares of the Corporation;

(ggg) "**Subsidiary**" means, with respect to a specified body corporate, any body corporate of which more than 50% of the outstanding shares ordinarily entitled to elect a majority of the board of directors thereof (whether or not shares of any other class or classes shall or might be entitled to vote upon the happening of any event or contingency) are at the time owned directly or indirectly by such specified body corporate and shall include any body corporate in like relation to a Subsidiary;

(hhh) "**Tax Records**" means all Tax Returns, books and records and correspondence related to tax matters relevant for the determination of compliance with tax laws and exposure to tax liabilities of whatever nature;

(iii) "**Tax Returns**" includes all returns, reports, declarations, elections, filings, information returns and statements required to be filed in respect of Taxes;

(jjj) "**Tax**" or "**Taxes**" means all taxes, duties, fees, premiums, assessments, levies and other charges of any kind whatsoever imposed by any taxing or other Governmental Authority, together with all interest and penalties in respect thereof;

(kkk) "**Unanimous Shareholders Agreement**" means the agreement, if any, referred to as such in Schedule 3.2(gg) hereto;

(lll) "**Units**" means trust units of the Trust; and

(mmm) "**Working Capital**", as at any time, means the following amount (which may be a negative amount):

(a) the sum of the amount of the Corporation's current assets (including accounts receivable holdbacks) as at such time; minus

(b) the sum of the amount of the Corporation's current liabilities (including Shareholder Loans and excluding (A) the current portion of Long Term Debt and (B) future income taxes) as at such time, and for greater certainty, current liabilities shall not include leases in respect of Leaseback Equipment and Leaseback Real Property,

determined in accordance with GAAP applied on a consistent basis.

1.2 Certain Rules of Interpretation

In this Agreement and the Schedules:

(a) **Time** - time is of the essence in the performance of the Parties' respective obligations;

(b) **Currency** - unless otherwise specified, all references to money amounts are to Canadian currency;

(c) **Headings** - the descriptive headings of Articles and Sections are inserted solely for convenience of reference and are not intended as complete or accurate descriptions of the content of such Articles or Sections;

(d) **Singular, etc.** - the use of words in the singular or plural, or with a particular gender, shall not limit the scope or exclude the application of any provision of this Agreement to such person or persons or circumstances as the context otherwise permits;

(e) **Consent** - whenever a provision of this Agreement requires an approval or consent by a Party to this Agreement and notification of such approval or consent is not delivered within the applicable time limited, then, unless otherwise specified, the Party whose consent or approval is required shall be conclusively deemed to have withheld its approval or consent;

(f) **Calculation of Time** - unless otherwise specified, time periods within or following which any payment is to be made or act is to be done shall be calculated by excluding the day on which the period commences and including the day on which the period ends and by extending the period to the next business day following if the last day of the period is not a business day; and

(g) **Business Day** - whenever any payment is to be made or action to be taken under this Agreement is required to be made or taken on a day other than a business

day, such payment shall be made or action taken on the next business day following such day.

1.3 Knowledge

Any reference to the knowledge of the Parties shall mean to the best of the knowledge, information and belief of such Party after making all reasonable enquiries.

1.4 Statute References

A reference in this Agreement to a statute shall be a reference to the statute and the regulations made pursuant thereto, as amended or superseded from time to time, either before or after the date hereof, unless otherwise stated or the context otherwise requires.

1.5 Accounting Principles

All reference to "GAAP" means to principles recommended, from time to time, in the Handbook of the Canadian Institute of Chartered Accountants and all accounting terms not otherwise defined in this Agreement have the meanings assigned to them in accordance with Canadian generally accepted accounting principles.

1.6 Schedules

The schedules to this Agreement, as listed below, are an integral part of this Agreement:

Schedule	Description
Schedule 1.1(e)	Approved Capital Commitments and Dispositions
Schedule 1.1(s)	Concurrent Acquisitions
Schedule 1.1(u)	Corporation Assets
Schedule 1.1(kk)	Leaseback Equipment
Schedule 1.1(ll)	Leaseback Real Property
Schedule 1.1(vv)	Permitted Encumbrances
Schedule 1.1(ccc)	Required Approvals
Schedule 1.1(ddd)	Shareholder Loans
Schedule 3.1	Shareholders
Schedule 3.2(d)	Conflicting Instruments
Schedule 3.2(h)	Insurance
Schedule 3.2(l)	Share Capital
Schedule 3.2(q)	Recent Transactions
Schedule 3.2(s)	Litigation
Schedule 3.2(y)	Guarantees
Schedule 3.2(z)	Employment Matters
Schedule 3.2(ee)	Assets Not in Working Condition
Schedule 3.2(gg)	Material Contracts
Schedule 3.2(kk)	Environmental Matters
Schedule 3.2(11)	Real Property
Schedule 3.2(mm)	Real Property Leases

Schedule 3.2(nn) Bank Accounts
Schedule 5.1(e) Form of Management Agreement

1.7 Conflicts

Where any provision of any Schedule to this Agreement conflicts or is at variance with any provision in the body of this Agreement, the latter shall prevail.

ARTICLE 2
PURCHASE AND SALE

2.1 Purchase and Sale

The Shareholders hereby jointly and severally agree to sell the Shares and the Shareholder Loans to Petrowest at the Effective Time in accordance with and subject to the terms and conditions of this Agreement. Petrowest hereby agrees to purchase the Shares and the Shareholder Loans from the Shareholders at the Effective Time in accordance with and subject to the terms and conditions of this Agreement.

2.2 Base Purchase Price

As consideration for the sale of the Shares and the Shareholder Loans by the Shareholders pursuant hereto, at the Effective Time, Petrowest agrees to deliver and pay to the Shareholders the aggregate amount of $57,443,898 (calculated as $56,779,745 plus the Estimated Working Capital, plus the Estimated Shareholder Loans and minus the Estimated Long Term Debt) (the "**Base Purchase Price**"), comprised of:

(a) $28,721,958; and

(b) 2,872,194 Units (at an ascribed value of $10.00 each).

The Shareholders shall provide notice to Petrowest of their allocation of the Base Purchase Price between the Shares and the Shareholder Loans on or prior to Closing, which, with the consent of Petrowest, such consent not to be unreasonably withheld, shall be the agreed upon allocation. The Base Purchase Price shall first be allocated to the Shareholder Loans, in the amount thereof, and thereafter to the Shares.

2.3 Transfer and Delivery of the Shares

At the Closing Time with effect as of the Effective Time, the Shareholders shall transfer and deliver to Petrowest share certificates representing the Shares duly endorsed in blank for transfer, or accompanied by irrevocable security transfer powers of attorney duly executed in blank, in either case by the holders of record, and shall take such steps as shall be necessary to cause the Corporation to enter Petrowest or its nominee(s) upon the books of the Corporation as the holder of the respective Shares and to issue share certificates to Petrowest or its nominee(s) representing the Shares. At the Closing Time, effective as of the Effective Time, the Shareholders shall also make the deliveries specified in Section 6.2.

2.4 Tender

Any payment of money may be made by official bank draft drawn upon a Canadian chartered bank or by negotiable cheque payable in Canadian funds and certified by a Canadian chartered bank or trust company or, with the consent of the party entitled to payment, by wire transfer of immediately available funds to the account specified by that party. Any payment of Units may be made by delivery of certificates representing such Units, registered in the name of the payor or such other name as the payor, not less than two business days prior to the payment due date, gives by written notice to Petrowest.

2.5 Post-Closing Adjustments

(a) Within 90 days following the Closing Date, Petrowest shall cause the Auditors to provide an audit of the Working Capital, Shareholder Loans and Long Term Debt as at the Closing Date and based thereon, Petrowest shall make a good faith calculation of the Adjustment Amount using the amount of Working Capital, Shareholder Loans and Long Term Debt established by the Auditors. Petrowest shall prepare and deliver to the Shareholders a statement setting forth, in reasonable detail, such calculation of the Adjustment Amount and any other amount for which adjustment is provided herein and shall assist the Shareholders in verifying the amounts set forth in such statement (including, without limitation, providing access to the Auditors and any working papers in respect of the calculation of any component of the Adjustment Amount).

(b) The Shareholders may dispute all or any portion of the calculation of the Adjustment Amount by written notice to Petrowest within 30 days of the date of receipt of the statement referred to in Section 2.5(a) setting forth, in reasonable detail, the basis for the dispute. If Petrowest and the Shareholders do not agree on the calculation of the Adjustment Amount within 30 days of any notice of dispute by the Shareholders, the dispute shall be referred to arbitration pursuant to Article 9. If the Adjustment Amount as agreed to by the Petrowest and the Shareholders, or determined by arbitration, as the case may be:

(i) is a positive amount, Petrowest shall pay the overage in cash, together with simple interest thereon at the Prime Rate from the Closing Date until paid, to the Shareholders or as they may direct within 15 days of receipt of confirmation of the amount of Working Capital, Shareholder Loans, Long Term Debt and any other amounts that affect the Adjustment Amount established by the Auditors; or

(ii) is a negative amount, the Shareholders shall pay the shortfall in cash, together with simple interest thereon at the Prime Rate from the Closing Date until paid, to Petrowest within 15 days of receipt of confirmation of the amount of Working Capital, Shareholder Loans, Long Term Debt and any other amounts that affect the Adjustment Amount established by the Auditors,

and Petrowest will cause the Corporation to remit to the appropriate Governmental Authority any amount withheld as Taxes in respect of any Shareholder Loan.

(c) Petrowest and the Shareholders agree that a bonus, consistent with the Corporation's past practice, will be declared by the Corporation payable to Dennis Geherman, Donna Geherman, Rudy Geherman and Darcy Geherman effective as at the Effective Time in an amount, in aggregate, equal to the taxable income of the Corporation for the period ended at the Effective Time in excess of the small business deduction under the *Income Tax Act* (Canada) which bonus shall (i) for greater certainty constitute an increase in Shareholder Loans in the calculation of the Adjustment Amount, (ii) be paid, together with interest at the Prime Rate from the Effective Time until paid (less any required withholdings), within 15 days of receipt of confirmation of the amounts referred to in (b)(i) above.

ARTICLE 3
REPRESENTATIONS AND WARRANTIES

3.1 Representation and Warranties of Shareholders

Each of the Shareholders represents and warrants to Petrowest that:

(a) if it is a corporation, it is duly organized, validly existing and in good standing under the laws of the jurisdiction of its incorporation and has the corporate power to own or lease its property and assets and to carry on its business as now conducted by it;

(b) it has all requisite power and authority to enter into this Agreement and all documents to be delivered pursuant hereto and to perform its obligations hereunder and thereunder;

(c) if it is a corporation, the execution and delivery of this Agreement and all documents to be delivered pursuant hereto, the performance of the terms hereof and thereof and the consummation of the transactions contemplated herein and therein do not and will not result in the breach of or violate any term or provision of the charter, by-laws or governing documents of the Shareholder;

(d) this Agreement has been duly executed and delivered on behalf of the Shareholder and constitutes the legal, valid and binding obligation of the Shareholder, enforceable against the Shareholder in accordance with its terms, subject to the general qualifications that:

(i) enforceability may be limited by bankruptcy, insolvency, moratorium, reorganization or other similar laws of general application affecting creditors' rights generally;

(ii) equitable remedies, including the remedies of specific performance and injunctive relief, are available only in the discretion of the applicable court;

(iii) the equitable or statutory powers of the courts in Canada having jurisdiction to stay proceedings before them and the execution of judgments; and

(iv) rights to indemnity hereunder may be limited under applicable law;

(i), (ii), (iii) and (iv) being, collectively, "**Creditors' Rights**"; and, at the Closing, all documents required hereunder to be executed and delivered by the Shareholder will have been duly authorized, executed and delivered by the Shareholder and will constitute legal, valid and binding obligations of the Shareholder, enforceable in accordance with their terms, subject to Creditors' Rights;

(e) the Shareholder is not required to give any notice to, make any filing with, or obtain any authorization, consent or approval of any Governmental Authority in order to consummate the transactions contemplated by this Agreement and except for notices, filings, authorizations, consents or approvals which (i) if not made or obtained, would not adversely affect the Shareholder's ability to consummate the transactions contemplated by this Agreement on the terms set forth herein, or (ii) which have been previously obtained and are currently in force;

(f) the Shareholder has not incurred any obligation or liability, contingent or otherwise, for brokerage fees, finder's fees, agent's commission or other similar forms of compensation with respect to the transaction contemplated herein which will be or may become the responsibility of the Corporation, Petrowest or the Trust;

(g) all of the Shares set forth opposite the name of the Shareholder in Schedule 3.1 will be owned by the Shareholder as the beneficial owner of record, with good and marketable title, and there are no actions, suits, proceedings or claims pending or, to the best of the knowledge of the Shareholder, threatened with respect to or in any manner challenging the ownership or disposition of such securities or the exercise of any rights which are derived or attached thereto;

(h) except pursuant to this Agreement, as at the Closing Time, no person will have any agreement or option or any right or privilege (whether by law, pre-emptive right, contract or otherwise) capable of becoming an agreement, option, right or privilege for the purchase or other acquisition from the Shareholder of any of the Shares set forth opposite the name of the Shareholder in Schedule 3.1 or any interest therein;

(i) such of the Shareholder Loans as are indicated as being payable to the Shareholder are validly due and payable to the Shareholder without any right of set off or counterclaim;

(j) the Shareholder has not received notice of any Claim and is not aware of any Claim, actual or threatened, which prevents or could reasonably be expected to prevent the consummation of the transactions contemplated by this Agreement; and

(k) the Shareholder is not a non-resident of Canada for the purposes of the Canadian Tax Act.

3.2 Representations and Warranties of Shareholders

Each of the Shareholders jointly and severally represents and warrants to Petrowest that:

Corporation's Status

(a) the Corporation is duly organized, validly existing and in good standing under the laws of the jurisdiction of its incorporation, and has the corporate power to own or lease its property and assets and to carry on its business as now conducted by it;

(b) the Corporation has all requisite power and authority to enter into this Agreement and all documents to be delivered pursuant hereto and to perform its obligations hereunder and thereunder;

(c) this Agreement has been duly executed and delivered on behalf of the Corporation and constitutes a legal, valid and binding obligation of the Corporation, enforceable against the Corporation in accordance with its terms, subject to Creditors' Rights and, at the Closing, all documents required hereunder to be executed and delivered by the Corporation will have been duly authorized, executed and delivered by the Corporation and will constitute legal, valid and binding obligations of the Corporation, enforceable in accordance with their terms, subject to Creditors' Rights,

(d) the execution and delivery of this Agreement and all documents to be delivered pursuant hereto, the performance of the terms hereof and thereof and the consummation of the transactions contemplated herein and therein do not and will not:

  (i) result in the breach of or violate any term or provision of the charter, by-laws or governing documents of the Corporation; or

  (ii) except as set forth in Schedule 3.2(d) hereto, conflict with, result in a breach of, constitute a default under, or accelerate or permit the acceleration of the performance required by, any material agreement, instrument, licence, permit or authority to which the Corporation is a

party or by which it is bound or to which any of its property is subject or result in the creation of any Encumbrance upon any of the Corporation Assets or the Shares or give to others any material interest or right, including any right of purchase, termination, cancellation or acceleration under any such agreement, instrument, license, permit or authority; or

(iii) violate any provision of law or administrative regulation or any judicial or administrative order, award, judgment or decree applicable to the Corporation or the Corporation Assets;

(e) to the best of their knowledge, the Corporation is, in all material respects, in compliance with all Laws;

(f) the Corporation holds all valid licenses, permits and similar rights and privileges, and has made all filings, applications and reports, that are required or necessary under any Laws to operate its business as currently conducted, the failure to hold which, individually or in the aggregate, would have a material adverse effect on the financial condition, results of operations or business of the Corporation and the present uses by the Corporation of its assets do not materially violate the terms of any such licenses, permits, rights or privileges or any such Laws;

(g) the Corporation has not incurred any obligation or liability, contingent or otherwise, for brokerage fees, finder's fees, agent's commission or other similar forms of compensation with respect to the transaction contemplated herein;

(h) all contracts of insurance maintained by the Corporation are listed in Schedule 3.2(h) and are in full force and effect and all premiums due and owing in connection with such policies have been paid; there exists no state or event of default under any insurance policy and there has been no notice or advice of withdrawal of any policy or any notice of conditions for continuation of any coverage that has not been complied with; and the Corporation has given notice or has otherwise presented every material claim known by the Corporation or the Shareholders to be covered by insurance under its insurance policies or contracts in a timely fashion;

(i) the Corporation does not have any Subsidiaries; and the Corporation does not have any agreements of any nature to acquire any Subsidiary, or to acquire or lease any other business operations other than as disclosed in Schedule 1.1(e);

(j) as at the Closing Time, the Corporation will not be a party to any agreements of any nature to acquire any securities of any person or to acquire, capitalize or invest in any business;

(k) at the Closing Time, the minute books, stock certificate books and stock transfer ledgers of the Corporation will be true and correct and the minute books will contain the minutes of all meetings, and all resolutions, of the directors and shareholders of the Corporation;

Capitalization

(l) the authorized capital of the Corporation and the issued and outstanding Shares of the Corporation are as set forth in Schedule 3.2(l) and all of the Shares set forth as issued are duly and validly issued and are fully paid and non-assessable and are registered as set forth in such Schedule;

(m) no person other than the Shareholders has any agreement or option or any right or privilege (whether by law, pre-emptive right, contract or otherwise) capable of becoming an agreement, option, right or privilege, including, without limitation, any convertible security, warrant or convertible obligation of any nature, for the purchase, subscription, allotment or issuance of any of the unissued shares of the Corporation;

(n) there are no restrictions in either the constating documents or the by-laws of the Corporation, nor in any unanimous shareholders' agreement or voting trust agreement or other similar collateral agreement, which would affect the transferability of Shares from the Shareholders to Petrowest and which will not have been waived prior to Closing;

Financial Status

(o) all of the Books and Records whether of a financial or accounting nature or otherwise have been made available to Petrowest and, have been maintained in accordance with prudent business practices;

(p) the Financial Statements have been prepared in accordance with GAAP applicable in Canada applied on a basis consistent with that of prior periods (except as stated therein) and present fairly the financial position of the Corporation as of the date provided therein and the results of operations and the changes in financial position for the periods then ended. As at the date of the Financial Statements, the Corporation did not have any debt or liabilities of any kind whatsoever (whether accrued, contingent, absolute or otherwise) required to be included in such Financial Statements, including, without limitation, any Liabilities and any liabilities for Taxes or pursuant to any capital lease, except for debt or liabilities as set forth in such financial statements;

(q) except as set forth in Schedule 3.2(q) or as contemplated by this Agreement or Approved Capital Commitments, since the date of the last audited financial year of the Corporation or consented to in writing by Petrowest, the Corporation has:

(i) not incurred, assumed or become subject to any Liability, except in the Ordinary Course of Business;

(ii) not granted, suffered or assumed any Encumbrance on or in respect of any of the Corporation Assets, other than Permitted Encumbrances;

(iii) not amended its charter, by-laws or other governing documents;

(iv) not conducted its business other than in all material respects in the Ordinary Course of Business and, without limitation, has not entered into, assumed or become subject to any contract out of the Ordinary Course of Business or any Material Contract;

(v) not amended or terminated any Material Contract;

(vi) not directly or indirectly, declared or paid any dividends, or declared or made any other distribution of its securities, or directly or indirectly, redeemed, purchased or otherwise acquired any of its shares, or agreed to do so, or reduced its stated capital in any manner or purchased, acquired, cancelled or redeemed, or agreed to purchase, acquire, cancel or redeem, any outstanding shares;

(vii) has not forgiven any debt or otherwise triggered or permitted to be triggered any of the provisions of the Canadian Tax Act respecting debt forgiveness including, for greater certainty, Section 79 or Sections 80 to 80.04 of such act, and has not cancelled or released any debts or claims or waived any right pertaining to the Corporation Assets;

(viii) not entered into or amended any employment or consulting agreements, other than in the Ordinary Course of Business;

(ix) not increased the salaries, benefits or other compensation payable to any of its directors, officers or employees, other than in the Ordinary Course of Business;

(x) not made any payment whatsoever to, or entered into any agreement with, any person not dealing at arm's length with the Corporation;

(xi) not entered into or amended any Employee Plan;

(xii) used its reasonable commercial efforts to maintain its business organization and preserve its relationships with suppliers, customers and others having business relations with it;

(xiii) not suffered any material adverse change, financial or otherwise, in business, financial condition, assets, properties, liabilities or operations of the Corporation or any occurrences or circumstances which have resulted or might reasonably be expected to result in a material adverse change thereto;

(xiv) not sold any material amounts of inventory or (other than, after the date hereof and prior to the Closing Date, Approved Capital Dispositions) other assets, nor increased its indebtedness other than in the Ordinary Course of Business;

(xv) maintained the Corporation Assets in a proper and prudent manner in accordance with good Canadian oilfield practices; and

(xvi) not made any change in its accounting principles and practices as theretofore applied including, without limitation, the basis upon which its assets and liabilities are recorded on its books and its earnings, profits and losses are ascertained;

(r) there is no suit, action, litigation, investigation, claim, complaint, grievance or proceeding, including appeals and applications for review, in progress, or, to the knowledge of the Shareholders, pending or threatened against or relating to the Corporation before any Governmental Authority which, if determined adversely to the Corporation, would,

(i) materially and adversely affect the properties, business, future prospects or financial condition of the Corporation,

(ii) enjoin, restrict or prohibit the transfer of all or any part of the Shares as contemplated by this Agreement, or

(iii) prevent the Shareholders or the Corporation from fulfilling all of their obligations set out in this Agreement or arising from this Agreement, and the Shareholders and the Corporation have no knowledge of any existing ground on which any such action, suit, litigation or proceeding might be commenced with any reasonable likelihood of success;

(s) except as set forth in Schedule 3.2(s), (i) there are no judgments unsatisfied against the Corporation or any judgment, injunction, order, decree, ruling or charge of any Governmental Authority to which the Corporation or any of the Corporation Assets is subject, (ii) there are no Claims in existence to which the Corporation is a party or any of the Corporation Assets may be bound or (to the knowledge of the Shareholders and the Corporation) threatened against the Corporation or any of the Corporation Assets and (iii) to the knowledge of the Shareholders and the Corporation, there is no basis upon which a material Claim could reasonably expected to be made against the Corporation;

(t) other than the fuel tax audit which has been disclosed to Petrowest and other than amendments to filed tax returns relating to pre-Closing transactions disclosed to Petrowest, the Corporation has duly and timely (i) filed with the appropriate Governmental Authority or agency in the manner prescribed by Law all Tax Returns required to be filed by it and such Tax Returns are true, complete and accurate in all material respects; (ii) paid all Taxes (including instalments) due and payable by it and made adequate provision in the Financial Statements and accounts thereof for all Taxes payable for the periods reflected therein for which Tax Returns are not yet required to be filed and will make adequate provision in the books and records of the Corporation (including in the materials provided to the auditors in connection with the determination of the Adjustment Amount) for all Taxes payable in respect of the period then ended on the

assumption that the Corporation had a taxation year ending on that date; (iii) withheld and remitted to the appropriate Governmental Authorities all amounts required to be withheld by it in respect of the Tax liability of any other person; and (iv) withheld from any amount paid to or credited by it to or for the account or benefit of any person, including any of its officers and directors and any non-resident person, the amount of all Taxes and other deductions required by any Law to be withheld from any such amount and has duly and timely remitted the same to the appropriate taxing or other governmental authority or agency. Notices of assessment of Canadian federal and provincial income tax liabilities of the Corporation have been issued for all taxation years ending on or prior to date of last completed financial year ended more than six months prior to this Agreement, and the Corporation is current with respect to its filing of returns for goods and services taxes payable pursuant to the *Excise Tax Act* (Canada). There are no claims, actions, suits, audits, proceedings, investigations or other actions pending or, to the knowledge of any of the Shareholders, threatened in respect of Taxes;

(u) all filings made by any of the Shareholders or the Corporation under which the Corporation has received or is entitled to government incentives, have been made in accordance, in all material respects, with all Laws and contain no misrepresentations which could cause any amount previously paid to, or credited to, or previously accrued on the accounts of the Corporation to be recovered or disallowed;

(v) the Corporation is not a party to any current agreement or other arrangement with any taxation authority and there are no waivers or objections extending the statutory period or providing for an extension of time with respect to the assessment or reassessment or payment of Taxes payable by the Corporation or Tax Returns required to be filed by the Corporation;

(w) the Corporation is not engaged in any discussions or negotiations with any taxation authorities in respect of its Taxes;

(x) except for reserves for income taxes accruing in the current fiscal year, the reserves and accrued liabilities disclosed on or reflected in the Financial Statements and the Books and Records are sufficient in all respects to provide for the liabilities in respect of which they have been established;

(y) (except as set forth in Schedule 3.2(y), each of which will be discharged without liability to the Corporation on or prior to the Closing Date) the Corporation has not guaranteed, endorsed, assumed or indemnified, contingently or otherwise, the obligations or indebtedness of any other person;

Employees

(z) except as set forth in Schedule 3.2(z), the Corporation is not a party to any written employment contract, consulting agreement, collective bargaining agreement or employee association agreement; the Corporation has not

conducted and is not now conducting any negotiations with any labour unions or employee associations; the Corporation has complied with all of its obligations in respect of employment insurance programs, Canada Pension Plan payments and Worker's Compensation payments;

(aa) the only employees of the Corporation are listed in Schedule 3.2(z);

(bb) all Employee Plans are listed in Schedule 3.2(z) and:

(i) the Corporation has paid or provided for all liabilities for wages, vacation pay, salaries, bonuses, pensions and all other amounts payable under the Employee Plans;

(ii) each of the Employee Plans complies with and has been administered in substantial compliance with the terms thereof and Laws; and

(iii) have been, or will by Closing be, terminated with no further Liability of the Corporation or Petrowest, provided that Petrowest has provided for a replacement plan the terms of which are satisfactory to the Shareholders acting reasonably;

(cc) no Affiliate, director, officer or employee of the Corporation (past or present) or any person not dealing at "**arm's length**" (within the meaning of the Canadian Tax Act) with any such person is indebted to the Corporation and (other than the Shareholder Loans) the Corporation is not indebted to any such person. All transactions between the Corporation and any person not dealing at arm's length were undertaken for fair market value consideration;

Assets

(dd) the Corporation is the sole beneficial and (where its interests are registrable) the sole registered owner of all of the Corporation Assets, with good and valid title, free and clear of all Encumbrances other than Permitted Encumbrances. In particular, without limiting the generality of the foregoing, there has been no assignment, subletting or granting of any licence (of occupation or otherwise) of or in respect of any of the Corporation Assets or any granting of any agreement or right capable of becoming an agreement or option for the purchase of any of the Corporation Assets;

(ee) the Corporation has no material assets except as set forth in Schedule 1.1(u), the Corporation Assets are in good working order for the prudent pursuit of the Corporation's business except as set forth in Schedule 3.2(ee) and the Corporation owns or leases all the assets necessary for the conduct of its business as now conducted by it;

(ff) the accounts receivable of the Corporation in all material respects are good and collectible at the aggregate recorded amounts, except to the extent of any

reserves provided for such accounts in the Books and Records for the Corporation, and are not subject to any defence, counterclaim or set off;

(gg) the Corporation has made available to Petrowest a correct and complete copy of each Material Contract (as amended to date), all of which are listed in Schedule 3.2(gg). The Corporation is not in breach of any such Material Contracts in any material respect nor has any circumstance occurred or does any circumstance exist that with the passage of time, notice or both, constitute such a breach, and, to the knowledge of the Shareholders and the Corporation, no third party to any of such Material Contracts is in breach of any such Material Contracts;

(hh) the Corporation has not received any notice alleging its default under any Material Contract, which default has not been rectified as of the date hereof;

(ii) the Corporation is not a party to or bound or affected by any commitment, agreement or document containing any covenant expressly limiting the freedom of the Corporation to compete in any line of business, transfer or move any of its assets or operations or which materially or adversely affects the business practices, operations or conditions of the Corporation or the continued operation of its business after the Closing Date;

(jj) to the knowledge of the Shareholders and the Corporation, the Corporation has not interfered with, infringed upon, misappropriated or otherwise come into conflict with any patent, copyright, trademark, trade secret or other intellectual property rights of any person or received notice of any Claim of any person that they have done so;

Environmental

(kk) except as disclosed in Schedule 3.2(kk),

(i) to the knowledge of the Shareholders, all Environmental Approvals required to be held by the Corporation have been obtained, are listed in Schedule 3.2(kk), are valid and in full force and effect, have been and are being complied with in all material respects, and there have been and are no proceedings commenced, applications for proceedings made, nor to the knowledge of the Shareholders have there been any proceedings or applications for proceedings threatened to revoke or amend any Environmental Approvals;

(ii) to the knowledge of the Shareholders, any Release by the Corporation of any Hazardous Substance into the Environment complied and complies with all Environmental Laws;

(iii) the Corporation has not entered into an agreement that may require it to pay, reimburse, guarantee, pledge, defer, indemnify or hold harmless any person from or against any liability or cost relating to any Release of

Hazardous Substance or environmental condition or arising from any non-compliance with any Environmental Law;

(iv) the Corporation has not been prosecuted for or convicted of any offence under Environmental Laws or found liable in any proceeding to pay any fine or judgment to any person as a result of any Release or threatened Release of any Hazardous Substance into the Environment or the breach of any Environmental Law and there are no proceedings pending or, to the knowledge of the Shareholders and the Corporation, threatened relating to the foregoing and, to the knowledge of the Shareholders and the Corporation, there is no basis for any such proceedings; and

(v) to the knowledge of the Shareholders and the Corporation, there is no above-ground or underground storage tank, urea formaldehyde foam insulation, friable asbestos, polychlorinated biphenyls ("**PCBs**") or radioactive substance in, on or under the property covered by any Real Property Leases;

Real Property

(ll) Schedule 3.2(ll) sets forth a complete list of all of the Real Property and a legal description for such Real Property. The Corporation is the legal and beneficial owner of the Real Property (as set forth in Schedule 3.2(11)) in fee simple, with good and marketable title thereto, free and clear of all Encumbrances other than Permitted Encumbrances. All accounts for work and services performed or materials placed or furnished upon or in respect of the construction and completion of any of the buildings, improvements or other structures constructed on the Real Property have been fully paid and no one is entitled to claim a lien under the *Builders' Lien Act* (Alberta) or other similar legislation for such work performed by or on behalf of the Corporation. There are no matters affecting the right, title and interest of the Corporation in and to the Real Property (as set forth in Schedule 3.2(11)), which in the aggregate, would materially and adversely affect the ability of the Corporation to carry on its business upon the Real Property (as set forth in Schedule 3.2(11);

(mm) the Corporation is not a party to any Real Property Leases other than those listed in Schedule 3.2(mm). The Corporation is not in breach of any such Real Property Leases in any material respect nor has any circumstance occurred or does any circumstance exist that with the passage of time, notice or both, constitute such a breach, and, to the knowledge of the Shareholders and the Corporation, no third party to any of such Real Property Leases is in breach of any such Real Property Leases;

Miscellaneous

(nn) Schedule 3.2(nn) sets forth a complete list of every financial institution in which the Corporation maintains any depository or other account or safety deposit box

and the names of all persons authorized to draw on or who have access to such accounts or safety deposit box; and

(oo) the information provided by or on behalf of the Shareholders or the Corporation with respect to the Corporation constitutes full, plain and true disclosure of all material facts relating to the Corporation, its business, operations and capital, there are no misrepresentations in any written information provided by or on behalf of the Shareholders or the Corporation to Petrowest and none of the Shareholders or the Corporation has knowingly withheld from Petrowest any information, documents or agreements relevant to the Corporation Assets or the Corporation which might reasonably be expected to be material to a purchaser of the Shares or Corporation Assets.

3.3 Representations and Warranties of Petrowest and the Trust

Each of Petrowest and the Trust jointly and severally represents and warrants to each of the Shareholders that:

(a) Petrowest is duly organized and validly existing and in good standing under the law of the jurisdiction of its incorporation and has the corporate power to own or lease its property and assets and to carry on its business as now conducted by it and is duly licensed or qualified to carry on business in each jurisdiction as the nature of its business requires and, at the Closing Date, will have such power and be so licensed or qualified as is required by its business as proposed to be conducted;

(b) at Closing, the Trust will be duly organized and validly existing and in good standing under the law of the jurisdiction of its formation and have the power to own or lease its property and assets and to carry on its business as proposed to be conducted by it and will be duly licensed or qualified to carry on business in each jurisdiction as the nature of its business requires;

(c) Petrowest has all requisite power and authority to enter into this Agreement and all documents to be delivered pursuant hereto and to perform its obligations hereunder and thereunder;

(d) at Closing, the Trust will have all requisite power and authority to enter into this Agreement and all documents to be delivered pursuant hereto and to perform its obligations hereunder and thereunder;

(e) the execution and delivery of this Agreement and all documents to be delivered pursuant hereto, the performance of the terms hereof and thereof and the consummation of the transactions contemplated herein and therein do not and will not:

(i) result in the breach of or violate any term or provision of the charter, by-laws or governing documents of Petrowest or the declaration of trust of the Trust; or

(ii) conflict with, result in a breach of, constitute a default under, or accelerate or permit the acceleration of the performance required by, any material agreement, instrument, licence, permit or authority to which Petrowest or the Trust is a party or by which it is bound or to which any of its property is subject or result in the creation of any Encumbrance upon any of the assets of Petrowest or the Trust or give to others any material interest or right, including any right of purchase, termination, cancellation or acceleration under any such agreement, instrument, license, permit or authority; or

(iii) violate any provision of law or administrative regulation or any judicial or administrative order, award, judgment or decree applicable to Petrowest or the Trust;

(f) each of the Trust and Petrowest is, in all material respects, in compliance with all Laws;

(g) this Agreement has been duly executed and delivered by Petrowest and constitutes a legal, valid and binding obligation of Petrowest enforceable in accordance with its terms and all documents to be delivered by Petrowest or the Trust, as the case may be, pursuant hereto will be duly executed and delivered by Petrowest and will constitute legal, valid and binding obligations of Petrowest and the Trust, respectively, enforceable in accordance with their respective terms;

(h) neither Petrowest nor the Trust have or will have carried on any active business other than the organization of, and preparation for the consummation of, the Concurrent Acquisitions, the Concurrent Financing and related matters;

(i) the authorized capital of Petrowest is comprised of an unlimited number of common shares and, as of the Closing Date, all of the issued and outstanding common shares will be held by the Trust;

(j) at Closing, the authorized capital of the Trust will be comprised of an unlimited number of Units of which, prior to the Closing, the closing of the Concurrent Acquisitions and the closing of the Concurrent Financing, not more than 1,500,000 Units (including subordinated units) will be issued and outstanding, each fully paid and non-assessable and, after the closing of the Concurrent Acquisitions and the closing of the Concurrent Financing, not more than 1,500,000 Units (including subordinated units) will be issued and outstanding, each fully paid and non-assessable;

(k) the Trust will, on the Closing Date, be a mutual fund trust under the Canadian Tax Act;

(l) each of the agreements relating to the Concurrent Acquisitions is substantially the same as this Agreement (other than price);

(m) the Units to be issued pursuant to Section 2.2 will be duly and validly issued and delivered as fully paid and non-assessable trust units of the Trust and, other than the escrow contemplated by section 5.2(d), will not be subject to any escrow or restriction on trading;

(n) at Closing, the prospectus filed in connection with the Concurrent Financing will contain full, true and plain disclosure of all material facts relating to the Trust and Petrowest, their prospective businesses, operations and capital (excluding the business, operations and capital of the Corporation);

(o) other than the fee payable to Westwind Partners Inc., Petrowest has not incurred any obligation or liability, contingent or otherwise, for brokerage fees, finder's fees, agent's commission or other similar forms of compensation with respect to the transactions contemplated herein;

(p) there is no suit, action, litigation, investigation, claim, complaint, grievance or proceeding, including appeals and applications for review, in progress, or, to the knowledge of Petrowest, pending or threatened against or relating to Petrowest or the Trust before any court, Governmental Authority, commission, board, bureau, agency or arbitration panel which, if determined adversely to Petrowest, would,

  (i) materially and adversely affect the properties, business, future prospects or financial condition of Petrowest or the Trust,

  (ii) enjoin, restrict or prohibit the transfer of all or any part of the Shares or the issue of Units as contemplated by this Agreement; or

  (iii) prevent Petrowest from fulfilling all of its obligations set out in this Agreement or arising from this Agreement, and Petrowest has no knowledge of any existing ground on which any such action, suit, litigation or proceeding might be commenced with any reasonable likelihood of success. There is not presently outstanding against Petrowest any judgement, decree, injunction, rule or order of Governmental Authority; and

(q) Petrowest is not a "non Canadian" within the meaning of the *Investment Canada Act*.

3.4 Non-Waiver

No investigations made by or on behalf of Petrowest or the Shareholders at any time shall have the effect of waiving, diminishing the scope or otherwise affecting any representation or warranty made by the Shareholders or Petrowest, as the case may be, in or pursuant to this Agreement. No waiver of any condition or other provisions, in whole or in part, shall constitute as a waiver of any other condition or provision (whether or not similar) nor shall such waiver constitute a continuing waiver unless otherwise expressly provided.

3.5 Nature and Survival

All representations, warranties and covenants contained in this Agreement on the part of each of the Parties shall survive the Closing, the execution and delivery under this Agreement of any share or security transfer instruments or other documents of title to any of the Shares and the payment of the consideration for the Shares.

ARTICLE 4
COVENANTS

4.1 Covenants of the Shareholders and the Corporation

(a) From the date hereof to and until the Closing Date, the Shareholders and the Corporation shall permit Petrowest, Petrowest's Counsel and Petrowest's authorized representatives to have full access to all files, premises, properties, personnel, books, records (including Tax Records), auditors, contracts and documents of or pertaining to the Corporation and any predecessor corporations or entities prior to Closing for purposes of performing due diligence with respect to the Corporation and its assets and affairs. The provisions of the Confidentiality and Non-disclosure Agreement shall continue to be applicable to any information made available by such parties pursuant to the provisions of this Agreement.

(b) Each of the Shareholders and the Corporation who is a party to or bound by the Unanimous Shareholders Agreement hereby agrees and consents to the termination of such agreement immediately prior to the Closing Time and, subject to Closing occurring, hereby irrevocably waives and releases each of the others from and in respect of any and all obligations thereunder, whether due on, prior to or after the date hereof.

(c) Upon any restructuring or reorganization of the Corporation resulting in any person, other than the Shareholders, acquiring any of the Shares, the Shareholders shall cause such person to execute a counterpart signature page to this Agreement.

4.2 Efforts to Satisfy Conditions

Each Party shall use all reasonable commercial efforts and shall proceed diligently, honestly and in good faith to cause the conditions set forth in Section 5.1, Section 5.2 and Section 5.3 which are within its reasonable control to be satisfied. Each Party shall provide such information and cooperation to the other Party as it may reasonably request in connection with the satisfaction of such conditions.

4.3 Tax Returns

(a) The Shareholders shall cause the Corporation to prepare and file in a timely manner (at its cost and in consultation with the Shareholders) all Tax Returns

required to be filed by the Corporation for any period that ends on or before the Closing Date and for which Tax Returns have not been filed as of the Closing Date. Petrowest shall obtain the consent of Shareholders to any Tax Returns filed in respect of any period ending on or prior to the Closing Date, which consent shall be deemed received unless the Shareholders advises otherwise within 10 business days following receipt of the return and request for consent. The Shareholders and Petrowest shall co-operate fully with each other and none of the Parties will unreasonably withhold its consent to a request made by any other Party with respect to such Tax Returns. Such Tax Returns will be prepared in accordance with reasonable business practices and the Corporation's past practices. The Parties agree that an election shall be made by the Corporation in its Tax Return filed for its taxation year ending immediately before the acquisition of control by Petrowest not to have subsection 256(9) of the Canadian Tax Act apply, with the result that the taxation year of the Corporation shall end immediately before the Closing Time.

(b) No Tax Returns shall be filed by any of the Shareholders between the date hereof and the Closing Date except with the prior written consent of Petrowest, which consent shall not be unreasonably withheld.

4.4 Covenant of Petrowest

Upon the organization and formation of the Trust, Petrowest shall cause the Trust to execute an agreement, in a form acceptable to the Shareholders acting reasonably, whereby the Trust agrees to be bound by its representations, warranties, covenants and indemnities hereunder.

ARTICLE 5
CONDITIONS TO CLOSING

5.1 Mutual Conditions

The obligations of Petrowest, the Shareholders and the Corporation pursuant hereto are subject to the following conditions being satisfied in all respects at or prior to the Closing Time, or such earlier time as is specified below:

(a) there shall not be any suit, action or other proceeding that shall, at Closing, be pending against any of the Parties before any Governmental Authority and no law, regulation or policy shall have been proposed, enacted or applied: (i) making illegal or seeking to restrain, prohibit or obtain damages or other relief in connection with the consummation of the transactions contemplated by this Agreement; (ii) prohibiting or materially limiting the ownership or operation by Petrowest of a material portion of the business or assets thereof or requiring Petrowest to dispose of or hold separately any such portion of any Shares or Corporation Assets, as applicable; or (iii) making the consummation of the transactions contemplated by this Agreement materially more costly to Petrowest or materially reducing the value of the Shares;

(b) all Required Approvals shall have been obtained on terms acceptable to the Shareholders and Petrowest, acting reasonably, at or prior to the Closing Time;

(c) the commercial terms of the Trust are satisfactory to the Shareholders and Petrowest, in each case, acting reasonably, including:

(i) the Concurrent Financing shall have closed or be closing at the Closing Time; and

(ii) such of the Concurrent Acquisitions as have an aggregate Base Purchase Price not less than $100 million shall have closed or be closing at the Closing Time; and

(d) Petrowest and each of the persons listed in Schedule 5.1(e) hereto shall have executed and delivered a management agreement in the form set forth in such Schedule.

5.2 Conditions for the Benefit of Petrowest

The obligations of Petrowest to buy the Shares and Shareholder Loans from the Shareholders pursuant hereto are subject to the following conditions (which are for the exclusive benefit of Petrowest) being satisfied in all respects at or prior to the Closing Time, or such earlier time as is specified below:

(a) the representations and warranties of the Shareholders in this Agreement shall be true and correct in all material respects at the Closing Time with the same force and effect as if made at and as of such time;

(b) the Shareholders and the Corporation shall have performed or complied in all material respects with all of the terms, covenants and conditions of this Agreement to be performed or complied with by the Shareholders and the Corporation at or prior to the Closing Time pursuant hereto;

(c) on or before May 23, 2006, Petrowest shall have completed its due diligence review and, in its sole discretion, been satisfied with the results of such review;

(d) at Closing, the Shareholders shall have delivered all items which they are required to deliver pursuant to Section 6.2 and shall have duly executed and delivered an agreement to escrow the Units to be issued pursuant to Section 2.2 for release as to one quarter thereof on the Closing Date and on each of the 6 month, 12 month and 18 month anniversaries of the Closing Date in form and substance satisfactory to Petrowest, acting reasonably;

(e) the Shareholders shall have delivered opinions of the Shareholders' Counsel as to the matters in Section 3.1(a), (b), (c) and (d) and Section 3.2(a), (b), (c) and (d)(i), in form and substance satisfactory to Petrowest, acting reasonably;

(f) each of the Shareholders shall have delivered, on the Closing Date, a certificate of such Shareholder dated the Closing Date, addressed to Petrowest and signed by the Shareholder or, in the case of a Shareholder that is a corporation, signed on the Shareholder's behalf by its President or such other officer or director satisfactory to Petrowest, acting reasonably, certifying that to the knowledge of the Shareholders the representations and warranties of the Shareholder set forth in this Agreement are true and correct at the Closing Time, as if made at such time and the Shareholder has not breached, or failed to comply with, in any material respect, any of its covenants or other obligations under this Agreement;

(g) Petrowest shall have obtained all applicable governmental, regulatory and contractual approvals to complete the transactions contemplated by this Agreement; and

(h) the Leaseback Real Property shall be transferred by the Corporation to D&D Properties Ltd. and the Corporation shall have entered into a lease of the Leaseback Real Property with D&D Properties Ltd. on terms acceptable to Petrowest.

5.3 Conditions for the Benefit of the Shareholders

The Shareholders' obligations to Petrowest pursuant hereto are subject to the following conditions (which are for the exclusive benefit of the Shareholders) being satisfied in all respects at or prior to the Closing Time or such earlier time as is specified below:

(a) the representations and warranties of Petrowest in this Agreement shall be true and correct in all material respects at the Closing Time with the same force and effect as if made at and as of such time;

(b) Petrowest shall have performed or complied in all material respects with all of the terms, covenants and conditions of this Agreement to be performed or complied with by Petrowest at or prior to the Closing Time pursuant hereto;

(c) at Closing, Petrowest shall have delivered all items they are required to deliver pursuant to Section 6.3;

(d) Petrowest shall have delivered, on the Closing Date, a certificate of Petrowest dated the Closing Date, addressed to the Shareholders and signed on Petrowest's behalf by its President or such other officer or director satisfactory to the Shareholders, acting reasonably, certifying that the representations and warranties of Petrowest set forth in this Agreement are true and correct at the Closing Time, as if made at such time and Petrowest has not breached, or failed to comply with, in any material respect, any of its covenants or other obligations under this Agreement;

(e) Petrowest shall have delivered an opinion of Petrowest's Counsel as to the matters set forth in Section 3.3(a), (b), (c), (d), (e)(i), (e)(iii), (g), (i), (j), (k) and (m) in form and substance satisfactory to the Shareholders, acting reasonably; and

(f) Petrowest shall have agreed to indemnify Dennis Geherman and Donna Geherman in respect of liabilities thereof pursuant to their guarantees of the obligations of the Corporation to the Bank of Montreal and/or secured their release therefrom, in either case in form and substance satisfactory to Dennis Geherman and Donna Geherman, acting reasonably.

ARTICLE 6
CLOSING

6.1 Closing

The Closing shall take place at the Closing Time at the offices of Petrowest' Counsel located at 4500, 855 - 2nd Street S.W., Calgary, Alberta T2P 4K7, or at such other place as may be agreed upon by the Shareholders and Petrowest.

6.2 Deliveries by the Shareholders at Closing

At Closing, the Shareholders shall deliver to Petrowest:

(a) an updated version of Schedule 3.1 indicating the beneficial owners of record of all of the Shares;

(b) an updated version of Schedule 3.2 indicating the authorized capital of the Corporation and the issued and outstanding shares of the Corporation;

(c) the certificates representing the Shares duly endorsed for transfer by the Shareholders and new share certificates issued in the name of Petrowest in respect of the Shares;

(d) certificates of the appropriate government officials, dated the Closing Date, evidencing the existence and good standing of each of the Shareholders, if a corporation and the Corporation in the jurisdiction of its organization;

(e) the minute books, corporate seals and all corporate records of the Corporation;

(f) resignations and releases of all directors and officers of the Corporation and reciprocal releases of such directors and officers by the Corporation, each in form and substance satisfactory to Petrowest;

(g) certified copies of directors' resolutions of the Corporation confirming approval of the transfer of the Shares to Petrowest in accordance with the terms and conditions of this Agreement;

(h) such other documents and instruments as Petrowest's Counsel may reasonably require; and

(i) transfers in respect of Shareholders' Loans.

6.3 Deliveries by Petrowest at Closing

At Closing, Petrowest shall pay the Base Purchase Price to the Shareholders, including delivering certificates to the Shareholders representing the Units issuable to the Shareholders pursuant to Section 2.2(b).

6.4 Closing Escrow

The items tabled at Closing pursuant to Section 6.2 and Section 6.3 shall be held in escrow until all of such items have been tabled and then shall remain in escrow until the Effective Time. At the Effective Time, provided all conditions in Article 5 have been satisfied or waived, such escrow shall be terminated and the items described in Section 6.2 shall be delivered to Petrowest and the items described in Section 6.3 shall be delivered to the Shareholders and the Closing shall have occurred. If such escrow is not released on or before 4:00 p.m. (Calgary Time) on October 31, 2006 and the Parties do not agree to an extension of the escrow, the Closing shall be deemed not to have occurred and the documents and certificates tabled by a Party pursuant to this Article 6 shall be returned to that Party.

ARTICLE 7
INDEMNITIES

7.1 Shareholders Indemnity

After Closing but subject to Section 7.4, each of the Shareholders jointly and severally agrees to indemnify and save harmless each of Petrowest, the Trust and their Affiliates from and against all Losses and Obligations which they suffer, sustain, pay or incur, directly or indirectly:

(i) as a consequence of or in connection with a breach of a representation or warranty made by any of the Shareholders or the Corporation in this Agreement or a breach by any of the Shareholders or the Corporation of any of the covenants made by any thereof in this Agreement; or

(ii) as a consequence of or in connection with any environmental matter relating to the Corporation or the Corporations Assets prior to the Closing Time;

except any such Losses and Obligations as have been caused by or result from the gross negligence or wilful misconduct of any such indemnified person. The Parties agree that for the purposes of Section 7.1(i), in the case of any breach of representation or warranty of any of the Shareholders, the measure of Losses and Obligations in respect thereof will be, dollar for dollar, the difference in what would have been the position (financial and otherwise) of the Corporation had such representation been true or the warranty not breached and the actual position (financial and otherwise) of the Corporation (given such misrepresentation or breach of warranty).

7.2 Petrowest Indemnity

After Closing, Petrowest and the Trust agree to indemnify and save harmless each of the Shareholders and their Affiliates from and against all Losses and Obligations which they suffer, sustain, pay or incur, directly or indirectly, as a consequence of or in connection with:

(i) a breach of a representation or warranty made by Petrowest or the Trust in this Agreement or a breach by Petrowest or the Trust of a covenant made by it in this Agreement; or

(ii) subject to the Shareholders' obligations in respect of the indemnity contained in Section 7.1, any matter or circumstance relating to Corporation Assets or the operation thereof which occurs after the Closing Time or which relates to the Corporation and occurs after the Closing Time;

except any such Losses and Obligations as have been caused by or result from the gross negligence or wilful misconduct of any such indemnified person.

7.3 Tax Indemnity

(a) After Closing, the Shareholders shall be jointly and severally liable to and agree to indemnify and save harmless the Corporation (which in this Section 7.3 includes the Corporation's successors and assigns) in respect of all Losses and Obligations which the Corporation may suffer, sustain, pay or incur as a consequence of or in connection with any breach of any of the representations and warranties in Section 3.2(t) to (x) inclusive.

(b) Any person entitled to indemnification as herein set forth (the "**Indemnified Parties**") shall give prompt written notice to the Shareholders whenever it becomes aware that a Claim has been or may be made for which the Shareholders may be liable pursuant to this Section 7.3 (the "**Tax Indemnity**"). Unless the Shareholders notify the Indemnified Parties that it elects not to have carriage and control of a Claim the Shareholders shall, at their own expense and employing counsel of their own choice, have full carriage and control of the contestation of any such Claim, provided that if the Claim does not relate solely to matters to which the Tax Indemnity may apply, the Indemnified Parties shall, at its own expense and employing counsel of its own choice, have full carriage and control of the contestation of the portion of the Claims relating to matters to which the Tax Indemnity does not relate; and further provided that where the Shareholders have carriage and control of a Claim neither the Indemnified Parties nor the Corporation will agree to any compromise or settlement of such Claim to which the Tax Indemnity may apply without the consent of the Shareholders which will not be unreasonably withheld. Notwithstanding the foregoing, the Shareholders' right to have carriage and control of the contestation of any such Claim shall only apply and continue to apply after payment of the amount of such Claim or the provision of such security as is necessary to avoid a lien being placed on the property of the Corporation in respect of such Claim.

Where the Shareholders have carriage and control of a Claim, if the Indemnified Parties does not consent to a settlement of a Claim to which the Tax Indemnity may apply following a request from the Shareholders to do so, the obligation of the Shareholders to indemnify the Indemnified Parties for the Claim shall be limited to the amount that the Shareholders would have been required to pay pursuant hereto in respect of the Claim if the settlement had been accepted and the Shareholders shall forthwith transfer carriage of the contestation of the Claim to the Indemnified Parties or its nominee. The Indemnified Parties, the Corporation and the Shareholders shall cooperate with each other and allow each other reasonable access to documents and records in any defence of any such Claims and shall keep each other reasonably informed of the conduct thereof. If the Shareholders elect not to have carriage and control of the contestation of the Claim, the Indemnified Parties and the Corporation shall be under no obligation to contest, settle or compromise the Claim and such failure to contest, settle or compromise the Claim shall not prejudice its rights pursuant to this Indemnity.

(c) The Parties undertake to inform each other of any audit inquiries with respect to issues to which the Tax Indemnity may apply and to cooperate with each other in making any representations prior to any assessment to which those indemnities may apply.

(d) The amounts payable in respect of the Tax Indemnity shall constitute and be treated by the parties as an adjustment to the Base Purchase Price.

7.4 Limitations on Indemnities

(a) No Claim for performance of an indemnity or in respect of a breach of any covenant, representation or warranty made in this Agreement (other than pursuant to Section 7.3) shall be made or be enforceable, whether by legal proceedings or otherwise, unless written notice of such Claim is given by the party seeking redress to the party or parties from whom redress is sought on or before: (i) in respect of a breach of Section 3.2(kk), the expiry of the statutory period in which a Claim, assessment or reassessment may be brought or effected against the Corporation in respect thereof; (ii) in respect of a breach of any of Section 3.2(t) to (x), the expiry of ninety days after the relevant Governmental Authorities shall no longer be entitled to assess liability for tax against the Corporation for any particular taxation year ended on or prior to the Closing Date, having regard without limitation, to any waivers given by the Shareholders of the Corporation in respect of any taxation year; and (iii) otherwise, the expiry of eighteen months from the Closing Date;

(b) The maximum cumulative liability of the Shareholders in respect of indemnities and breaches of the representations, warranties and covenants made by the Shareholders in this Agreement (other than pursuant to Section 7.3) shall not exceed the Adjusted Purchase Price;

(c) Except as otherwise set out herein, the parties' sole remedy for a misrepresentation or breach of a warranty or other agreement contained in this Agreement is limited to the indemnities contained in Article 7 and is limited by the provisions of this Section 7.4;

(d) Notwithstanding anything to the contrary set forth in this Agreement, the Shareholder shall have no liability to Petrowest for any specific matter or claim for which Petrowest has received an adjustment to the Purchase Price to the extent of such adjustment;

(e) Petrowest shall not be entitled to make a Claim against the Shareholders for indemnity pursuant to this Agreement unless and until the aggregate amount of all Losses and Obligations with respect to all Claims asserted by Petrowest under this Agreement (other than pursuant to Section 7.3) exceeds 1% of the Base Purchase Price. Once such minimum threshold in Losses and Obligations has been sustained by Petrowest, the entirety of all Losses and Obligations sustained by Petrowest shall be compensable under this Section 7.4, subject to the other provisions of this Section. Claims pursuant to Section 7.3 shall not be included in claims for the purposes of this Section 7.4(e);

(f) Petrowest' Losses hereunder shall be deemed reduced by the amount of any insurance proceeds and any tax benefits received by Petrowest with respect to such Losses; and

(g) Petrowest shall not be entitled to indemnity under both Section 7.3 and Section 7.1 for the same Loss.

7.5 Indemnification Procedure

(a) For purposes of this Section 7.5, the term "**Indemnifying Party**" when used in connection with a Claim shall mean the Person having an obligation to indemnify the other Party with respect to such Claim pursuant to this Agreement (other than under Section 7.3), and the term "**Indemnified Party**" when used in connection with a particular Claim shall mean the Person having the right to be indemnified with respect to such Claim by the other Party pursuant to this Agreement (other than under Section 7.3)

(b) To make claim for indemnification, an Indemnified Party shall notify the Indemnifying Party of its claim under this Section 7.5, including the specific details of and specific basis under this Agreement for its claim (the "**Claim Notice**"). In the event that the claim for indemnification is based upon a claim by a third party against the Indemnified Party (a "**Third Party Claim**"), the Indemnified Party shall provide its Claim Notice promptly after the Indemnified Party has actual knowledge of the Third Party Claim and shall enclose a copy of all papers (if any) served with respect to the Third Party Claim; provided that the failure of any Indemnified Party to give notice of a Third Party Claim as provided in this Section 7.5 shall not relieve the Indemnifying Party of its obligations under this Agreement except to the extent such failure results in

insufficient time being available to permit the Indemnifying Party to effectively defend against the Third Party Claim or otherwise materially prejudices the Indemnifying Party's ability to defend against the Third Party Claim. In the event that the claim for indemnification is based upon an inaccuracy or breach of a representation, warranty, covenant or agreement, the Claim Notice shall specify the representation, warranty, covenant or agreement which was inaccurate or breached.

(c) In the case of a claim for indemnification based upon a Third Party Claim, the Indemnifying Party shall have 30 days from its receipt of the Claim Notice to notify the Indemnified Party whether it admits or denies its liability to defend the Indemnified Party against such Third Party Claim at the sole cost and expense of the Indemnifying Party. The Indemnified Party is authorized, prior to and during such 30-day period, to file any motion, answer or other pleading that it shall deem necessary or appropriate to protect its interests or those of the Indemnifying Party and that is not prejudicial to the Indemnifying Party.

(d) If the Indemnifying Party admits its liability, it shall have the right and obligation to diligently defend, at its sole cost and expense, the Third Party Claim. The Indemnifying Party shall have full control of such defense and proceedings, including any compromise or settlement thereof. If requested by the Indemnifying Party, the Indemnified Party agrees to cooperate, at the cost and expense of the Indemnifying Party, in contesting any Third Party Claim which the Indemnifying Party elects to contest. The Indemnified Party may participate in, but not control, any defense or settlement of any Third Party Claim controlled by the Indemnifying Party pursuant to this Section 7.5(d). An Indemnifying Party shall not, without the written consent of the Indemnified Party, (i) settle any Third Party Claim or consent to the entry of any judgment with respect thereto which does not include an unconditional written release of the Indemnified Party from all liability in respect of such Third Party Claim or (ii) settle any Third Party Claim or consent to the entry of any judgment with respect thereto in any manner that may materially and adversely affect the Indemnified Party (other than as a result of money damages covered by the indemnity).

(e) If the Indemnifying Party does not admit its liability or admits its liability but fails to diligently prosecute or settle the Third Party Claim, then the Indemnified Party shall have the right to defend against the Third Party Claim at the sole cost and expense of the Indemnifying Party, with counsel of the Indemnified Party's choosing, subject to the right of the Indemnifying Party to admit its liability and assume the defense of the Third Party Claim at any time prior to settlement or final determination thereof. If the Indemnifying Party has not yet admitted its liability for a Third Party Claim, the Indemnified Party shall send written notice to the Indemnifying Party of any proposed settlement and the Indemnifying Party shall have the option for 10 days following receipt of such notice to (i) admit in writing its liability for the Third Party Claim and (ii) if liability is so admitted, reject, in its reasonable judgment, the proposed settlement.

(f) In the case of a claim for indemnification not based upon a Third Party Claim, the Indemnifying Party shall have 30 days from its receipt of the Claim Notice to (i) cure the Losses and Obligations complained of; (ii) admit its liability for such Losses or (iii) dispute the claim for such Losses and Obligations. If the Indemnifying Party does not notify the Indemnified Party within such 30-day period that it has cured the Losses and Obligations or that it disputes the claim for such Losses and Obligations, the amount of such Losses and Obligations shall conclusively be deemed a liability of the Indemnifying Party hereunder.

7.6 Materiality

For the purposes of calculating Losses and Obligations in conjunction with any breach of a representation, warranty or covenant pursuant to Sections 7.1, 7.2 or 7.3, any standard or threshold of materiality relating to such breached representation, warranty or covenant shall be ignored.

ARTICLE 8
TERMINATION

8.1 Termination

If this Agreement is terminated prior to the Closing occurring pursuant to Section 5.1, Section 5.2 or Section 5.3, the Parties shall be released from all obligations under this Agreement except the Confidentiality and Non-disclosure Agreement shall remain in full force and effect in accordance with its terms, and each Party shall remain liable for breaches by it of this Agreement occurring prior to such termination. Subject to the foregoing provisions of this Section, following such termination, each Party shall be responsible for the costs and expenses incurred by it in connection with this Agreement and the transactions contemplated hereby.

8.2 Survival

Subject to the limitations and provisions set forth in this Agreement, notwithstanding the occurrence of Closing and the items delivered at Closing pursuant hereto, the representations, warranties, covenants and indemnities contained in this Agreement shall survive the Closing and the delivery of the items delivered at Closing pursuant hereto for the benefit of the Parties in accordance with terms hereof. Notwithstanding any other provision of this Agreement, no limitation in respect of the survival of any provision of this Agreement or the period in respect of which any Claims or other recourse may be made shall apply insofar as the breach of the provision or the matter in respect of which recourse is sought involves fraud on the part of the Party or Parties against whom the provision is sought to be enforced or from whom such recourse is sought. If any document executed at or after Closing, pursuant hereto is inconsistent with the provisions of this Agreement, the provisions of this Agreement shall prevail unless the Parties expressly and explicitly agree to the contrary.

ARTICLE 9
ARBITRATION

9.1 Procedure

Any controversy submitted to arbitration pursuant to this Agreement shall be subject to the following principles:

(a) Upon written demand of a Party, representatives of the Parties shall meet and attempt to appoint a single arbitrator. If such representatives are unable to agree on a single arbitrator within five (5) days of such demand, then upon written demand by any Party, any Shareholder and Petrowest shall, within ten (10) days of such demand, each name an arbitrator and the two arbitrators so named shall promptly thereafter choose a third. If a Party shall fail to name an arbitrator within ten (10) days from such demand, then the arbitrator for that Party shall be appointed by any Justice of the Court of Queen's Bench of Alberta upon application by the other Party. If the two arbitrators shall fail within ten (10) days from their appointment to agree upon and appoint the third arbitrator, then such third arbitrator shall be appointed by any Justice of the Court of Queen's Bench of Alberta upon request of either Party.

(b) The arbitrator or arbitrators selected to act hereunder shall be qualified by education, experience and training to pass upon the particular question in dispute.

(c) The arbitrator or arbitrators chosen as aforesaid shall proceed immediately to hear and determine the question or questions in dispute. The decision of the single arbitrator shall be made within forty-five (45) days after his or her appointment, subject to any reasonable delay due to unforeseen circumstances. Where there are three arbitrators, the decision of the arbitrators, or a majority of them, shall be made within forty-five (45) days after the appointment of the third arbitrator, subject to any reasonable delay due to unforeseen circumstances. In the event the single arbitrator or the arbitrators, or a majority of them, fail to make a decision within the period herein prescribed, then either Party may elect to have a new single arbitrator or arbitrators chosen in the manner herein prescribed, as if none had previously been selected.

(d) The decision of the single arbitrator or the decision of the arbitrators, or a majority of them, shall be drawn up in writing and signed by the single arbitrator or by the arbitrators, or a majority of them, and shall be final and binding upon the parties hereto.

(e) The liability between the Parties hereto for the payment of the compensation and expenses of the single arbitrator or the arbitrators shall be determined by the arbitrator or arbitrators, as the case may be.

(f) Arbitration pursuant hereto shall be governed in all respects not addressed herein by the provisions of the *Arbitration Act* (Alberta) and regulations thereunder.

ARTICLE 10
NOTICES

10.1 Notices

Any notice, consent, waiver, direction or other communication required or permitted to be given under this Agreement by a party to any other party shall be in writing and shall be delivered by hand delivery, facsimile transmission or (provided that the mailing party does not know and should not reasonably have known of any disruption or anticipated disruption of postal service which might affect delivery of the mail) by registered mail (postage prepaid), addressed to the party to whom the notice is to be given, at its address for service herein. Any notice, consent, waiver, direction or other communication aforesaid shall, if hand delivered or delivered by facsimile transmission, be deemed to have been given and received on the date on which it was hand delivered or delivered by facsimile transmission to the address provided herein (if a business day and, if not, the next succeeding business day) and if sent by registered mail be deemed to have been given and received on the third business day at the point of delivery following the date on which it was so sent.

10.2 Address for Service

The address for service of each of the parties hereto shall be as follows:

if to Petrowest or the Trust:

Petrowest Services Ltd.
Suite 204, 10605 Westside Drive
Grande Prairie, AB
T8V 8E6

Attention:
Facsimile: (780) 830-0882

with a copy to:

Bennett Jones LLP
4500, 855 - 2nd Street S.W.
Calgary, AB T2P 4K7

Attention: Brad D. Markel
Facsimile: (403) 265-7219

if to the Shareholders and/or the Corporation:



Attention: Dennis Geherman

with a copy to:

Macleod Dixon LLP
3700, 400 - 3rd Avenue S.W.
Calgary, AB T2P 4H2

Attention: Don Tse
Facsimile: (403) 264-5973

or such other address as may be designated by notice to the other Parties.

ARTICLE 11
MISCELLANEOUS

11.1 Further Assurances

Each Party shall, from time to time, and at all times hereafter, at the request of another Party, but without further consideration, do all such further acts and execute and deliver all such further documents and instruments as shall be reasonably required in order to fully perform and carry out the terms and intent hereof.

11.2 Time of the Essence

Time shall be of the essence of this Agreement.

11.3 Public Announcements

Until Closing has occurred, no public announcement or press release concerning the sale and purchase of the Shares shall be made by a Party or its Affiliates without the prior written consent and joint approval of the other Party, which consent and approval shall not be unreasonably withheld or delayed; provided that nothing contained herein shall prevent either Party at any time furnishing any information to any governmental agency or regulatory authority (including applicable stock exchanges) or to the public if required by Laws or the rule of a stock exchange.

11.4 Amendments and Waiver

No modification of or amendment to this Agreement shall be valid or binding unless set forth in writing and duly executed by both Parties and no waiver of any breach of any term or provisions of this Agreement shall be effective or binding unless made in writing and signed by

the Party purporting to give the same and, unless otherwise provided, shall be limited to the specific breach waived. No failure on the part of any Party in exercising any right or remedy hereunder shall operate as a waiver thereof, nor shall any single or partial exercise of any such right or remedy preclude any other or further exercise thereof or the exercise of any other right or remedy in law or in equity or by statute or otherwise conferred.

11.5 Entire Agreement

This Agreement together with the Confidentiality and Non-disclosure Agreement and the agreements and other documents to be delivered pursuant to this Agreement, constitute the entire agreement between the Parties pertaining to the subject matter of this Agreement and supersede all prior agreements, understandings, negotiations and discussions, whether oral or written, of the Parties, including the Letter of Intent and there are no warranties, representations or other agreements between the Parties in connection with the subject matter of this Agreement except as specifically set forth in this Agreement, and any document delivered pursuant to this Agreement. No supplement, modification or waiver or termination of this Agreement shall be binding unless executed in writing by the Party to be bound thereby.

11.6 Applicable Law

This Agreement shall be construed in accordance with the laws of the Province of Alberta and the laws of Canada applicable therein and shall be treated, in all respects, as an Alberta contract.

11.7 Amendments

This Agreement may only be amended by a written instrument signed by the Parties.

11.8 Severability

If any one or more of the provisions or parts thereof contained in this Agreement should be or become invalid, illegal or unenforceable in any respect in any jurisdiction, the remaining provisions or parts thereof contained herein shall be and shall be conclusively deemed to be, as to such jurisdiction, severable therefrom and:

(a) the validity, legality or enforceability of such remaining provisions or parts thereof shall not in any way be affected or impaired by the severance of the provisions or parts thereof severed; and

(b) the invalidity, illegality or unenforceability of any provision or part thereof contained in this Agreement in any jurisdiction shall not affect or impair such provision or part thereof or any other provisions of this Agreement in any other jurisdiction.

11.9 Execution in Counterpart

This Agreement may be executed in any number of counterparts with the same effect as if all signatories to the counterparts had signed one document, all such counterparts shall together constitute, and be construed as, one instrument and each of such counterparts shall,

notwithstanding the date of its execution, be deemed to bear the date first above written. Delivery of counterparts may be effected by facsimile transmission.

11.10 Benefit of the Agreement

This Agreement shall enure to the benefit of and be binding upon the respective heirs, executors, administrators, successors and permitted assigns of the Parties. No person other than the Parties and their successors and permitted assigns shall be entitled to any rights or benefits hereunder.

11.11 Assignment

This Agreement may not be assigned by any Party without the prior consent of the other Parties, provided that: (i) Petrowest may assign its rights and obligations under this agreement to an Affiliate of Petrowest if, contemporaneous therewith, such Affiliate of Petrowest agrees to be bound by all representations, warranties, covenants and indemnities of Petrowest hereunder; and (ii) any Shareholder may assign its rights and obligations under this agreement to a person, wholly-owned by one or more Shareholders, that has, subsequent to the date hereof, become a shareholder of the Corporation if, contemporaneous therewith, such person agrees to be bound by all representations, warranties, covenants and indemnities of such Shareholder. For greater certainty, it is agreed that prior to the Closing Time and as a condition of Closing, the Trust shall execute a joinder agreement satisfactory to the Shareholders, acting reasonably, pursuant to which the Trust shall agree to be bound by all representations, warranties, covenants and indemnities of Petrowest hereunder.

11.12 No Partnership

It is not the intent or purpose of the Agreement to create, and this Agreement shall not be construed as creating, any association, partnership or syndicate.

11.13 Reliance

The Parties acknowledge and agree that they have entered into this Agreement in reliance upon each of the representations, warranties, covenants and agreements herein of the other party hereto.

IN WITNESS WHEREOF the parties hereto have executed this Agreement as of the date first above written.

PETROWEST SERVICES LTD.

By: (signed) "*A. Dax Srivastava*"
President

By: (signed) "*Kenneth N. Drysdale*"
C.E.O.

1243524 ALBERTA LTD.

By: (signed) "*Dennis Geherman*"
President

(signed) "*Don Tse*"
Witness

(signed) "*Dennis Geherman*"

(signed) "*Don Tse*"
Witness

(signed) "*Donna Geherman*"

(signed) "*Don Tse*"
Witness

(signed) "*Rudy Geherman*"

(signed) "*Don Tse*"
Witness

(signed) "*Darcy Geherman*"

404434 ALBERTA CORPORATION

By: (signed) "*Dennis Geherman*"
President

756169 ALBERTA CORPORATION

By: (signed) "*Darcy Geherman*"
President

756171 ALBERTA CORPORATION

By: (signed) "*Rudy Geherman*"
President

SHARE PURCHASE AGREEMENT



THIS SHARE PURCHASE AGREEMENT made as of the 23rd day of May, 2006

AMONG:

PETROWEST SERVICES LTD., a body corporate incorporated under the laws of the Province of Alberta ("**Petrowest**")

\- and -

1243539 ALBERTA LTD., a body corporate incorporated under the laws of the Province of Alberta

\- and -

1243988 ALBERTA LTD., a body corporate incorporated under the laws of the Province of Alberta

\- and -

JAKE JAY HOLDINGS LTD., a body corporate incorporated under the laws of the Province of British Columbia ("**Jake Jay**")

\- and -

BERNARD REED, an individual resident in the Town of Wembley, in the Province of Alberta;

\- and -

JANET FISHER an individual resident in the Town of Wembley, in the Province of Alberta

(each of the last five mentioned Parties are referred to as a "**Shareholder**" and are collectively referred to as the "**Shareholders**")

\- and -

R BEE CRUSHING LTD., a body corporate incorporated under the laws of the Province of British Columbia ("**R Bee**")

\- and -

DAL FINN HOLDINGS LTD., a body corporate incorporated under the laws of the Province of British Columbia ("**Dal Finn**")

\- and -

BERNET VENTURES LTD., a body corporate continued under the laws of the Province of Alberta ("**Bernet**")

(R Bee, Dal Finn and Bernet are collectively referred to as the "**Corporation**")

WHEREAS:

A. the Shareholders, directly or indirectly, beneficially own all of the issued and outstanding shares of the Corporation (the "**Shares**");

B. R Bee, Dal Finn and Bernet conduct the business carried on by them as joint venturers and not as a partnership;

C. the Shareholders agree to sell, and Petrowest agrees to buy, the Shares and Shareholder Loans upon the terms and conditions set forth herein;

D. all of the outstanding shares of Petrowest will be held, directly or indirectly, by a trust formed under the laws of Alberta or Ontario (the "**Trust**");

NOW THEREFORE, in consideration of the representations, warranties, covenants and agreements herein and other good and valuable consideration (the receipt and sufficiency of which is hereby acknowledged), the parties hereto covenant and agree as follows:

ARTICLE 1
DEFINITIONS

1.1 Definitions

In this Agreement, unless the context otherwise requires:

(a) "**Adjusted Purchase Price**" means the Base Purchase Price as adjusted by the Adjustment Amount;

(b) "**Adjustment Amount**" means the amount (which may be a negative amount) equal to the sum of:

(i) the difference obtained when the Estimated Working Capital is subtracted from the Audited Working Capital;

(ii) the difference obtained when the Audited Long Term Debt is subtracted from the Estimated Long Term Debt; and

(iii) the difference obtained when the Estimated Shareholder Loans is subtracted from the Audited Shareholder Loans;

(c) "**Affiliate**" of an entity means a person or entity that controls, is controlled by or is under common control with the subject entity. For the purpose of this

definition, control means the ability, directly or indirectly, to direct the voting of more than fifty percent (50%) of the voting interests of an entity;

(d) "**Agreement**" means this agreement, including all Schedules to this agreement, as amended or supplemented from time to time, and "hereby", "hereof", "herein", "hereunder", "herewith", "hereto" and similar terms refer to this Agreement and not to any particular provision of this Agreement;

(e) "**Approved Capital Commitments**" means the capital commitments referred to in Schedule 1.1(e) hereto or as approved by Petrowest after the date hereof;

(f) "**Approved Capital Dispositions**" means the capital dispositions referred to in Schedule 1.1(e) hereto or as approved by Petrowest after the date hereof;

(g) "**Audited Working Capital**" means the Working Capital determined in accordance with the audit contemplated by Section 2.5;

(h) "**Audited Long Term Debt**" means the Long Term Debt determined in accordance with the audit contemplated by Section 2.5;

(i) "**Audited Shareholder Loans**" means the Shareholder Loans determined in accordance with the audit contemplated by Section 2.5;

(j) "**Auditors**" means PricewaterhouseCoopers LLP, Chartered Accountants of Calgary, Alberta;

(k) "**Base Purchase Price**" has the meaning ascribed to it in Section 2.2;

(l) "**Books and Records**" means all books and records of the Corporation, including financial, corporate, operation and sales books, records, books of account, sales and purchase records, lists of suppliers and customers, formulae, business reports, plans and projections and all other documents, files, records, correspondence, and other data and information, financial or otherwise, including without limitation, all data and information stored on computer-related media;

(m) "**business day**" means a day, other than a Saturday, Sunday or statutory holiday, when banks are generally open for the transaction of banking business in the City of Calgary;

(n) "**Canadian Tax Act**" means the *Income Tax Act*, R.S.C. 1985, c. 1 (5th Supplement) as amended and the *Income Tax Regulations*;

(o) "**Claim**" means any claim, demand, lawsuit, proceeding, arbitration or governmental investigation;

(p) "**Closing**" means the closing of the transactions contemplated herein;

(q) **"Closing Date"** means that date not earlier than July 7, 2006 and not later than October 31, 2006 of which Petrowest has provided not less than five days notice to the Shareholders;

(r) **"Closing Time"** means 6:30 a.m. (Calgary time) on the Closing Date, or such other time as may be agreed upon by the Parties;

(s) **"Concurrent Acquisitions"** means the acquisitions described in Schedule 1.1(s) hereto;

(t) **"Concurrent Financing"** means the financing consisting of the distribution of not less than 8.5 million and not more than 15 Million Units at a price of $10.00 per Unit, for aggregate gross proceeds of not less than $85 million;

(u) **"Corporation Assets"** means the assets, properties and rights of the Corporation, including the assets listed in Schedule 1.1(u) hereto;

(v) **"Creditor's Rights"** has the meaning ascribed thereto in Section 3.1(d);

(w) **"Effective Time"** means 12:01 a.m. on the Closing Date;

(x) **"Employee Plan"** means any employee benefit plan, program or arrangement sponsored, maintained or contributed to by any of the Shareholders or the Corporation for the benefit of employees of the Corporation, including, without limitation, bonus; pension; savings; profit sharing; deferred compensation; supplemental retirement income; stock option; stock purchase; and hospital, medical, dental, disability, automobile, life and accident insurance plans;

(y) **"Encumbrance"** includes, without limitation, any mortgage, pledge, assignment, charge, lien, security interest or other third party interest and any agreement, option, right or privilege (whether by law, contract or otherwise) capable of becoming any of the foregoing;

(z) **"Environmental Approvals"** means all permits, certificates, licences, authorizations, consents, instructions, registrations, directions or approvals issued or required by Governmental Authorities pursuant to Environmental Laws with respect to the operation of each company in the Corporation's businesses or related to the Corporation Assets;

(aa) **"Environmental Laws"** means all Laws relating in full or in part to the protection of the Environment, product liability, and employee and public health and safety, and includes, without limitation, those Environmental Laws relating to the storage, generation, use, handling, manufacture, processing, labelling, advertising, sale, display, transportation, treatment, Release and disposal of Hazardous Substances;

(bb) **"Estimated Working Capital"** means the estimated Working Capital as of May 19, 2006 of $6,320,639;

(cc) "**Estimated Long Term Debt**" means the estimated Long Term Debt as of May 19, 2006 of $11,920,963;

(dd) "**Estimated Shareholder Loans**" means the estimated Shareholder Loans as of May 19, 2006 of $1,107,168;

(ee) "**Financial Statements**" means the audited financial statements of the Corporation for the three fiscal years ended April 30, 2003, 2004 and 2005 and the unaudited financial statements of the Corporation for the three and nine month periods ended January 31, 2005 and 2006;

(ff) "**GAAP**" has the meaning ascribed thereto in section 1.5;

(gg) "**Governmental Authorities**" means any government, regulatory authority, governmental department, agency, commission, board, tribunal, crown corporation, or court or other law, rule or regulation-making entity having or purporting to have jurisdiction on behalf of any nation, or province or state or other subdivision thereof or any municipality, district or other subdivision thereof;

(hh) "**Hazardous Substance**" means any pollutant, contaminant, waste of any nature, hazardous substance, hazardous material, toxic substance, dangerous substance or dangerous good as defined, judicially interpreted or identified in any Environmental Law;

(ii) "**including**" means "including, without limiting the generality of the foregoing";

(jj) "**Laws**" means all applicable laws, by-laws, rules, regulations, orders, ordinances, protocols, codes, guidelines, policies, notices, directions and judgements or other requirements of any Governmental Authority and includes, without limitation all Environmental Laws;.

(kk) "**Leaseback Equipment**" means the equipment described in Schedule 1.1(kk);

(ll) "**Leaseback Real Property**" means the real property described in Schedule 1.1(ll);

(mm) "**Letter of Intent**" means the letter agreement between the Shareholders, Petrowest and the Corporation;

(nn) "**Liabilities**" means all of the liabilities (including, without limitation, whether reduced to judgement, liquidated, unliquidated, fixed, contingent, matured, unmatured, disputed, undisputed, legal, equitable, secured, unsecured, present or future and includes, without limitation, all liabilities determined in accordance with GAAP in Canada) of, against or with respect to the Corporation;

(oo) "**Long Term Debt**", as at any time, shall be as determined in accordance with GAAP applied on a consistent basis (including the current portion thereof) and, for greater certainty, includes obligations under capital leases other than

Leaseback Equipment and Leaseback Real Property, and excludes Shareholder Loans and future income taxes payable;

(pp) "**Losses**" means, in respect of a person and in relation to a matter, all losses, costs and damages (including all penalties and fines) which such person suffers, sustains, pays or incurs in connection with such matter and includes Taxes (other than refundable Taxes), reasonable costs of legal counsel (on a full indemnity basis) and other consultants and reasonable costs of investigating and defending Claims arising from such matter, but shall not include loss of profits, economic loss or other consequential damages suffered by such person;

(qq) "**Material Contracts**" means all contracts and other written agreements to which the Corporation is a party or by which it is bound or the Corporation Assets are subject, the performance of which will involve consideration in excess of 1% of the Base Purchase Price per year or 2.5% of the Base Purchase Price in the aggregate;

(rr) "**misrepresentation**" includes any untrue statement of a material fact, any omission to state a material fact that is required to be made and any omission to state a material fact that is necessary to be made in order for a statement not to be misleading;

(ss) "**Obligations**" means all liabilities and obligations, whether under common law, in equity, under Laws, under contract or otherwise, whether tortious, contractual, statutory or otherwise, whether absolute or contingent and whether based on fault, strict liability or otherwise;

(tt) "**Ordinary Course of Business**" means the ordinary course of business consistent with prior custom and practice (including with respect to quantity and frequency);

(uu) "**Parties**" means the parties to this Agreement and their respective permitted assigns;

(vv) "**Permitted Encumbrances**" means the Encumbrances listed in Schedule 1.1(vv) hereto;

(ww) "**person**" includes an individual, partnership, firm, trust, body corporate, government, governmental body, agency or instrumentality, unincorporated body of persons or association;

(xx) "**Petrowest's Counsel**" means Bennett Jones LLP or such other legal counsel as may be designated by **Petrowest** and satisfactory to the Shareholders, acting reasonably;

(yy) "**Prime Rate**" means the rate of interest, expressed as a rate per annum, announced from time to time by the Canadian Imperial Bank of Commerce as its

reference rate used for Canadian dollar commercial loans made in Canada and referred to by it as its "prime rate";

(zz) "**Real Property**" means all lands owned, directly or indirectly, by the Corporation and all plants, buildings, structures, erections, improvements, appurtenances and fixtures situate on or forming part of such lands;

(aaa) "**Real Property Leases**" means leases and subleases of real property;

(bbb) "**Release**" has the meaning prescribed in any Environmental Law and includes, without limitation, any release, spill, leak, pumping, pouring, emission, emptying, discharge, injection, escape, leaching, disposal, dumping, deposit, spraying, burial, abandonment, incineration, seepage, or placement;

(ccc) "**Required Approvals**" means the consents, approvals and authorizations referred to in Schedule 1.1(ccc) hereto;

(ddd) "**Shareholder Loans**" means the loans or bonuses (net of any required withholdings) owing by the Corporation due to Shareholders or employees of the Corporation described in Schedule l.l(ddd) hereto;

(eee) "**Shareholders' Counsel**" means Macleod Dixon LLP or such other legal counsel as may be designated by the Shareholders;

(fff) "**Shares**" means all of the issued and outstanding shares of the Corporation;

(ggg) "**Subsidiary**" means, with respect to a specified body corporate, any body corporate of which more than 50% of the outstanding shares ordinarily entitled to elect a majority of the board of directors thereof (whether or not shares of any other class or classes shall or might be entitled to vote upon the happening of any event or contingency) are at the time owned directly or indirectly by such specified body corporate and shall include any body corporate in like relation to a Subsidiary;

(hhh) "**Tax Records**" means all Tax Returns, books and records and correspondence related to tax matters relevant for the determination of compliance with tax laws and exposure to tax liabilities of whatever nature;

(iii) "**Tax Returns**" includes all returns, reports, declarations, elections, filings, information returns and statements required to be filed in respect of Taxes;

(jjj) "**Tax**" or "**Taxes**" means all taxes, duties, fees, premiums, assessments, levies and other charges of any kind whatsoever imposed by any taxing or other Governmental Authority, together with all interest and penalties in respect thereof;

(kkk) "**Unanimous Shareholders Agreement**" means the agreement, if any, referred to as such in Schedule 3.2(gg) hereto;

(lll) "**Units**" means trust units of the Trust; and

(mmm) "**Working Capital**", as at any time, means the following amount (which may be a negative amount):

(a) the sum of the amount of the Corporation's current assets (including accounts receivable holdbacks) as at such time; minus

(b) the sum of the amount of the Corporation's current liabilities (including Shareholder Loans and excluding (A) the current portion of Long Term Debt and (B) future income taxes) as at such time, and for greater certainty, current liabilities shall not include leases in respect of Leaseback Equipment and Leaseback Real Property,

determined in accordance with GAAP applied on a consistent basis.

1.2 Certain Rules of Interpretation

In this Agreement and the Schedules:

(a) **Time** - time is of the essence in the performance of the Parties' respective obligations;

(b) **Currency** - unless otherwise specified, all references to money amounts are to Canadian currency;

(c) **Headings** - the descriptive headings of Articles and Sections are inserted solely for convenience of reference and are not intended as complete or accurate descriptions of the content of such Articles or Sections;

(d) **Singular, etc.** - the use of words in the singular or plural, or with a particular gender, shall not limit the scope or exclude the application of any provision of this Agreement to such person or persons or circumstances as the context otherwise permits;

(e) **Consent** - whenever a provision of this Agreement requires an approval or consent by a Party to this Agreement and notification of such approval or consent is not delivered within the applicable time limited, then, unless otherwise specified, the Party whose consent or approval is required shall be conclusively deemed to have withheld its approval or consent;

(f) **Calculation of Time** - unless otherwise specified, time periods within or following which any payment is to be made or act is to be done shall be calculated by excluding the day on which the period commences and including the day on which the period ends and by extending the period to the next business day following if the last day of the period is not a business day; and

(g) **Business Day** - whenever any payment is to be made or action to be taken under this Agreement is required to be made or taken on a day other than a business

day, such payment shall be made or action taken on the next business day following such day.

1.3 Knowledge

Any reference to the knowledge of the Parties shall mean to the best of the knowledge, information and belief of such Party after making all reasonable enquiries.

1.4 Statute References

A reference in this Agreement to a statute shall be a reference to the statute and the regulations made pursuant thereto, as amended or superseded from time to time, either before or after the date hereof, unless otherwise stated or the context otherwise requires.

1.5 Accounting Principles

All reference to "GAAP" means to principles recommended, from time to time, in the Handbook of the Canadian Institute of Chartered Accountants and all accounting terms not otherwise defined in this Agreement have the meanings assigned to them in accordance with Canadian generally accepted accounting principles.

1.6 Schedules

The schedules to this Agreement, as listed below, are an integral part of this Agreement:

Schedule	Description
Schedule 1.1(e)	Approved Capital Commitments and Dispositions
Schedule 1.1(s)	Concurrent Acquisitions
Schedule 1.1(u)	Corporation Assets
Schedule 1.1(kk)	Leaseback Equipment
Schedule 1.1(ll)	Leaseback Real Property
Schedule 1.1(vv)	Permitted Encumbrances
Schedule 1.1(ccc)	Required Approvals
Schedule 1.1(ddd)	Shareholder Loans
Schedule 3.1	Shareholders
Schedule 3.2(d)	Conflicting Instruments
Schedule 3.2(h)	Insurance
Schedule 3.2(l)	Share Capital
Schedule 3.2(q)	Recent Transactions
Schedule 3.2(s)	Litigation
Schedule 3.2(y)	Guarantees
Schedule 3.2(z)	Employment Matters
Schedule 3.2(ee)	Assets Not in Working Condition
Schedule 3.2(gg)	Material Contracts
Schedule 3.2(kk)	Environmental Matters
Schedule 3.2(11)	Real Property
Schedule 3.2(mm)	Real Property Leases

Schedule 3.2(nn)	Bank Accounts
Schedule 5.1(e)	Form of Management Agreement

1.7 Conflicts

Where any provision of any Schedule to this Agreement conflicts or is at variance with any provision in the body of this Agreement, the latter shall prevail.

ARTICLE 2
PURCHASE AND SALE

2.1 Purchase and Sale

The Shareholders hereby jointly and severally agree to sell the Shares and the Shareholder Loans to Petrowest at the Effective Time in accordance with and subject to the terms and conditions of this Agreement. Petrowest hereby agrees to purchase the Shares and the Shareholder Loans from the Shareholders at the Effective Time in accordance with and subject to the terms and conditions of this Agreement.

2.2 Base Purchase Price

As consideration for the sale of the Shares and the Shareholder Loans by the Shareholders pursuant hereto, at the Effective Time, Petrowest agrees to deliver and pay to the Shareholders the aggregate amount of $48,931,350 (calculated as $53,424,506 plus the Estimated Working Capital, plus the Estimated Shareholder Loans and minus the Estimated Long Term Debt) (the "**Base Purchase Price**"), comprised of:

(a) $19,572,540; and

(b) 2,935,881 Units (at an ascribed value of $10.00 each).

The Shareholders shall provide notice to Petrowest of their allocation of the Base Purchase Price between the Shares and the Shareholder Loans on or prior to Closing, which, with the consent of Petrowest, such consent not to be unreasonably withheld, shall be the agreed upon allocation. The Base Purchase Price shall first be allocated to the Shareholder Loans, in the amount thereof, and thereafter to the Shares.

2.3 Transfer and Delivery of the Shares

At the Closing Time with effect as of the Effective Time, the Shareholders shall transfer and deliver to Petrowest share certificates representing the Shares duly endorsed in blank for transfer, or accompanied by irrevocable security transfer powers of attorney duly executed in blank, in either case by the holders of record, and shall take such steps as shall be necessary to cause the Corporation to enter Petrowest or its nominee(s) upon the books of the Corporation as the holder of the respective Shares and to issue share certificates to Petrowest or its nominee(s) representing the Shares. At the Closing Time, effective as of the Effective Time, the Shareholders shall also make the deliveries specified in Section 6.2.

2.4 Tender

Any payment of money may be made by official bank draft drawn upon a Canadian chartered bank or by negotiable cheque payable in Canadian funds and certified by a Canadian chartered bank or trust company or, with the consent of the party entitled to payment, by wire transfer of immediately available funds to the account specified by that party. Any payment of Units may be made by delivery of certificates representing such Units, registered in the name of the payor or such other name as the payor, not less than two business days prior to the payment due date, gives by written notice to Petrowest.

2.5 Post-Closing Adjustments

(a) Within 90 days following the Closing Date, Petrowest shall cause the Auditors to provide an audit of the Working Capital, Shareholder Loans and Long Term Debt as at the Closing Date and based thereon, Petrowest shall make a good faith calculation of the Adjustment Amount using the amount of Working Capital, Shareholder Loans and Long Term Debt established by the Auditors. Petrowest shall prepare and deliver to the Shareholders a statement setting forth, in reasonable detail, such calculation of the Adjustment Amount and any other amount for which adjustment is provided herein and shall assist the Shareholders in verifying the amounts set forth in such statement (including, without limitation, providing access to the Auditors and any working papers in respect of the calculation of any component of the Adjustment Amount).

(b) The Shareholders may dispute all or any portion of the calculation of the Adjustment Amount by written notice to Petrowest within 30 days of the date of receipt of the statement referred to in Section 2.5(a) setting forth, in reasonable detail, the basis for the dispute. If Petrowest and the Shareholders do not agree on the calculation of the Adjustment Amount within 30 days of any notice of dispute by the Shareholders, the dispute shall be referred to arbitration pursuant to Article 9. If the Adjustment Amount as agreed to by the Petrowest and the Shareholders, or determined by arbitration, as the case may be:

(i) is a positive amount, Petrowest shall pay the overage in cash, together with simple interest thereon at the Prime Rate from the Closing Date until paid, to the Shareholders or as they may direct within 15 days of receipt of confirmation of the amount of Working Capital, Shareholder Loans, Long Term Debt and any other amounts that affect the Adjustment Amount established by the Auditors; or

(ii) is a negative amount, the Shareholders shall pay the shortfall in cash, together with simple interest thereon at the Prime Rate from the Closing Date until paid, to Petrowest within 15 days of receipt of confirmation of the amount of Working Capital, Shareholder Loans, Long Term Debt and any other amounts that affect the Adjustment Amount established by the Auditors,

and Petrowest will cause the Corporation to remit to the appropriate Governmental Authority any amount withheld as Taxes in respect of any Shareholder Loan.

(c) Petrowest and the Shareholders agree that a bonus, consistent with the Corporation's past practice, will be declared by the Corporation payable to Bernard Reed and Janet Fisher effective as at the Effective Time in an amount, in aggregate, equal to the taxable income of the Corporation for the period ended at the Effective Time in excess of the small business deduction under the *Income Tax Act* (Canada) which bonus shall (i) for greater certainty constitute an increase in Shareholder Loans in the calculation of the Adjustment Amount, (ii) be paid, together with interest at the Prime Rate from the Effective Time until paid (less any required withholdings), within 15 days of receipt of confirmation of the amounts referred to in (b)(i) above.

ARTICLE 3
REPRESENTATIONS AND WARRANTIES

3.1 Representation and Warranties of Shareholders

Each of the Shareholders represents and warrants to Petrowest that:

(a) if it is a corporation, it is duly organized, validly existing and in good standing under the laws of the jurisdiction of its incorporation and has the corporate power to own or lease its property and assets and to carry on its business as now conducted by it;

(b) it has all requisite power and authority to enter into this Agreement and all documents to be delivered pursuant hereto and to perform its obligations hereunder and thereunder;

(c) if it is a corporation, the execution and delivery of this Agreement and all documents to be delivered pursuant hereto, the performance of the terms hereof and thereof and the consummation of the transactions contemplated herein and therein do not and will not result in the breach of or violate any term or provision of the charter, by-laws or governing documents of the Shareholder;

(d) this Agreement has been duly executed and delivered on behalf of the Shareholder and constitutes the legal, valid and binding obligation of the Shareholder, enforceable against the Shareholder in accordance with its terms, subject to the general qualifications that:

(i) enforceability may be limited by bankruptcy, insolvency, moratorium, reorganization or other similar laws of general application affecting creditors' rights generally;

(ii) equitable remedies, including the remedies of specific performance and injunctive relief, are available only in the discretion of the applicable court;

(iii) the equitable or statutory powers of the courts in Canada having jurisdiction to stay proceedings before them and the execution of judgments; and

(iv) rights to indemnity hereunder may be limited under applicable law;

(i), (ii), (iii) and (iv) being, collectively, "**Creditors' Rights**"; and, at the Closing, all documents required hereunder to be executed and delivered by the Shareholder will have been duly authorized, executed and delivered by the Shareholder and will constitute legal, valid and binding obligations of the Shareholder, enforceable in accordance with their terms, subject to Creditors' Rights;

(e) the Shareholder is not required to give any notice to, make any filing with, or obtain any authorization, consent or approval of any Governmental Authority in order to consummate the transactions contemplated by this Agreement and except for notices, filings, authorizations, consents or approvals which (i) if not made or obtained, would not adversely affect the Shareholder's ability to consummate the transactions contemplated by this Agreement on the terms set forth herein, or (ii) which have been previously obtained and are currently in force;

(f) the Shareholder has not incurred any obligation or liability, contingent or otherwise, for brokerage fees, finder's fees, agent's commission or other similar forms of compensation with respect to the transaction contemplated herein which will be or may become the responsibility of the Corporation, Petrowest or the Trust;

(g) all of the Shares set forth opposite the name of the Shareholder in Schedule 3.1 will be owned by the Shareholder as the beneficial owner of record, with good and marketable title, and there are no actions, suits, proceedings or claims pending or, to the best of the knowledge of the Shareholder, threatened with respect to or in any manner challenging the ownership or disposition of such securities or the exercise of any rights which are derived or attached thereto;

(h) except pursuant to this Agreement, as at the Closing Time, no person will have any agreement or option or any right or privilege (whether by law, pre-emptive right, contract or otherwise) capable of becoming an agreement, option, right or privilege for the purchase or other acquisition from the Shareholder of any of the Shares set forth opposite the name of the Shareholder in Schedule 3.1 or any interest therein;

(i) such of the Shareholder Loans as are indicated as being payable to the Shareholder are validly due and payable to the Shareholder without any right of set off or counterclaim;

(j) the Shareholder has not received notice of any Claim and is not aware of any Claim, actual or threatened, which prevents or could reasonably be expected to prevent the consummation of the transactions contemplated by this Agreement; and

(k) the Shareholder is not a non-resident of Canada for the purposes of the Canadian Tax Act.

3.2 Representations and Warranties of Shareholders

Each of the Shareholders jointly and severally represents and warrants to Petrowest that:

Corporation's Status

(a) the Corporation is duly organized, validly existing and in good standing under the laws of the jurisdiction of its incorporation, and has the corporate power to own or lease its property and assets and to carry on its business as now conducted by it;

(b) the Corporation has all requisite power and authority to enter into this Agreement and all documents to be delivered pursuant hereto and to perform its obligations hereunder and thereunder;

(c) this Agreement has been duly executed and delivered on behalf of the Corporation and constitutes a legal, valid and binding obligation of the Corporation, enforceable against the Corporation in accordance with its terms, subject to Creditors' Rights and, at the Closing, all documents required hereunder to be executed and delivered by the Corporation will have been duly authorized, executed and delivered by the Corporation and will constitute legal, valid and binding obligations of the Corporation, enforceable in accordance with their terms, subject to Creditors' Rights,

(d) the execution and delivery of this Agreement and all documents to be delivered pursuant hereto, the performance of the terms hereof and thereof and the consummation of the transactions contemplated herein and therein do not and will not:

(i) result in the breach of or violate any term or provision of the charter, by-laws or governing documents of the Corporation; or

(ii) except as set forth in Schedule 3.2(d) hereto, conflict with, result in a breach of, constitute a default under, or accelerate or permit the acceleration of the performance required by, any material agreement, instrument, licence, permit or authority to which the Corporation is a

party or by which it is bound or to which any of its property is subject or result in the creation of any Encumbrance upon any of the Corporation Assets or the Shares or give to others any material interest or right, including any right of purchase, termination, cancellation or acceleration under any such agreement, instrument, license, permit or authority; or

(iii) violate any provision of law or administrative regulation or any judicial or administrative order, award, judgment or decree applicable to the Corporation or the Corporation Assets;

(e) to the best of their knowledge, the Corporation is, in all material respects, in compliance with all Laws;

(f) the Corporation holds all valid licenses, permits and similar rights and privileges, and has made all filings, applications and reports, that are required or necessary under any Laws to operate its business as currently conducted, the failure to hold which, individually or in the aggregate, would have a material adverse effect on the financial condition, results of operations or business of the Corporation and the present uses by the Corporation of its assets do not materially violate the terms of any such licenses, permits, rights or privileges or any such Laws;

(g) the Corporation has not incurred any obligation or liability, contingent or otherwise, for brokerage fees, finder's fees, agent's commission or other similar forms of compensation with respect to the transaction contemplated herein;

(h) all contracts of insurance maintained by the Corporation are listed in Schedule 3.2(h) and are in full force and effect and all premiums due and owing in connection with such policies have been paid; there exists no state or event of default under any insurance policy and there has been no notice or advice of withdrawal of any policy or any notice of conditions for continuation of any coverage that has not been complied with; and the Corporation has given notice or has otherwise presented every material claim known by the Corporation or the Shareholders to be covered by insurance under its insurance policies or contracts in a timely fashion;

(i) the Corporation does not have any Subsidiaries; and the Corporation does not have any agreements of any nature to acquire any Subsidiary, or to acquire or lease any other business operations other than as disclosed in Schedule 1.1(e);

(j) as at the Closing Time, the Corporation will not be a party to any agreements of any nature to acquire any securities of any person or to acquire, capitalize or invest in any business;

(k) at the Closing Time, the minute books, stock certificate books and stock transfer ledgers of the Corporation will be true and correct and the minute books will contain the minutes of all meetings, and all resolutions, of the directors and shareholders of the Corporation;

Capitalization

(l) the authorized capital of the Corporation and the issued and outstanding Shares of the Corporation are as set forth in Schedule 3.2(l) and all of the Shares set forth as issued are duly and validly issued and are fully paid and non-assessable and are registered as set forth in such Schedule;

(m) no person other than the Shareholders has any agreement or option or any right or privilege (whether by law, pre-emptive right, contract or otherwise) capable of becoming an agreement, option, right or privilege, including, without limitation, any convertible security, warrant or convertible obligation of any nature, for the purchase, subscription, allotment or issuance of any of the unissued shares of the Corporation;

(n) there are no restrictions in either the constating documents or the by-laws of the Corporation, nor in any unanimous shareholders' agreement or voting trust agreement or other similar collateral agreement, which would affect the transferability of Shares from the Shareholders to Petrowest and which will not have been waived prior to Closing;

Financial Status

(o) all of the Books and Records whether of a financial or accounting nature or otherwise have been made available to Petrowest and, have been maintained in accordance with prudent business practices;

(p) the Financial Statements have been prepared in accordance with GAAP applicable in Canada applied on a basis consistent with that of prior periods (except as stated therein) and present fairly the financial position of the Corporation as of the date provided therein and the results of operations and the changes in financial position for the periods then ended. As at the date of the Financial Statements, the Corporation did not have any debt or liabilities of any kind whatsoever (whether accrued, contingent, absolute or otherwise) required to be included in such Financial Statements, including, without limitation, any Liabilities and any liabilities for Taxes or pursuant to any capital lease, except for debt or liabilities as set forth in such financial statements;

(q) except as set forth in Schedule 3.2(q) or as contemplated by this Agreement or Approved Capital Commitments, since the date of the last audited financial year of the Corporation or consented to in writing by Petrowest, the Corporation has:

(i) not incurred, assumed or become subject to any Liability, except in the Ordinary Course of Business;

(ii) not granted, suffered or assumed any Encumbrance on or in respect of any of the Corporation Assets, other than Permitted Encumbrances;

(iii) not amended its charter, by-laws or other governing documents;

(iv) not conducted its business other than in all material respects in the Ordinary Course of Business and, without limitation, has not entered into, assumed or become subject to any contract out of the Ordinary Course of Business or any Material Contract;

(v) not amended or terminated any Material Contract;

(vi) not directly or indirectly, declared or paid any dividends, or declared or made any other distribution of its securities, or directly or indirectly, redeemed, purchased or otherwise acquired any of its shares, or agreed to do so, or reduced its stated capital in any manner or purchased, acquired, cancelled or redeemed, or agreed to purchase, acquire, cancel or redeem, any outstanding shares;

(vii) has not forgiven any debt or otherwise triggered or permitted to be triggered any of the provisions of the Canadian Tax Act respecting debt forgiveness including, for greater certainty, Section 79 or Sections 80 to 80.04 of such act, and has not cancelled or released any debts or claims or waived any right pertaining to the Corporation Assets;

(viii) not entered into or amended any employment or consulting agreements, other than in the Ordinary Course of Business;

(ix) not increased the salaries, benefits or other compensation payable to any of its directors, officers or employees, other than in the Ordinary Course of Business;

(x) not made any payment whatsoever to, or entered into any agreement with, any person not dealing at arm's length with the Corporation;

(xi) not entered into or amended any Employee Plan;

(xii) used its reasonable commercial efforts to maintain its business organization and preserve its relationships with suppliers, customers and others having business relations with it;

(xiii) not suffered any material adverse change, financial or otherwise, in business, financial condition, assets, properties, liabilities or operations of the Corporation or any occurrences or circumstances which have resulted or might reasonably be expected to result in a material adverse change thereto;

(xiv) not sold any material amounts of inventory or (other than, after the date hereof and prior to the Closing Date, Approved Capital Dispositions) other assets, nor increased its indebtedness other than in the Ordinary Course of Business;

(xv) maintained the Corporation Assets in a proper and prudent manner in accordance with good Canadian oilfield practices; and

(xvi) not made any change in its accounting principles and practices as theretofore applied including, without limitation, the basis upon which its assets and liabilities are recorded on its books and its earnings, profits and losses are ascertained;

(r) there is no suit, action, litigation, investigation, claim, complaint, grievance or proceeding, including appeals and applications for review, in progress, or, to the knowledge of the Shareholders, pending or threatened against or relating to the Corporation before any Governmental Authority which, if determined adversely to the Corporation, would,

(i) materially and adversely affect the properties, business, future prospects or financial condition of the Corporation,

(ii) enjoin, restrict or prohibit the transfer of all or any part of the Shares as contemplated by this Agreement, or

(iii) prevent the Shareholders or the Corporation from fulfilling all of their obligations set out in this Agreement or arising from this Agreement, and the Shareholders and the Corporation have no knowledge of any existing ground on which any such action, suit, litigation or proceeding might be commenced with any reasonable likelihood of success;

(s) except as set forth in Schedule 3.2(s), (i) there are no judgments unsatisfied against the Corporation or any judgment, injunction, order, decree, ruling or charge of any Governmental Authority to which the Corporation or any of the Corporation Assets is subject, (ii) there are no Claims in existence to which the Corporation is a party or any of the Corporation Assets may be bound or (to the knowledge of the Shareholders and the Corporation) threatened against the Corporation or any of the Corporation Assets and (iii) to the knowledge of the Shareholders and the Corporation, there is no basis upon which a material Claim could reasonably expected to be made against the Corporation;

(t) other than the fuel tax audit which has been disclosed to Petrowest and other than amendments to filed tax returns relating to pre-Closing transactions disclosed to Petrowest, the Corporation has duly and timely (i) filed with the appropriate Governmental Authority or agency in the manner prescribed by Law all Tax Returns required to be filed by it and such Tax Returns are true, complete and accurate in all material respects; (ii) paid all Taxes (including instalments) due and payable by it and made adequate provision in the Financial Statements and accounts thereof for all Taxes payable for the periods reflected therein for which Tax Returns are not yet required to be filed and will make adequate provision in the books and records of the Corporation (including in the materials provided to the auditors in connection with the determination of the Adjustment Amount) for all Taxes payable in respect of the period then ended on the

assumption that the Corporation had a taxation year ending on that date; (iii) withheld and remitted to the appropriate Governmental Authorities all amounts required to be withheld by it in respect of the Tax liability of any other person; and (iv) withheld from any amount paid to or credited by it to or for the account or benefit of any person, including any of its officers and directors and any non-resident person, the amount of all Taxes and other deductions required by any Law to be withheld from any such amount and has duly and timely remitted the same to the appropriate taxing or other governmental authority or agency. Notices of assessment of Canadian federal and provincial income tax liabilities of the Corporation have been issued for all taxation years ending on or prior to date of last completed financial year ended more than six months prior to this Agreement, and the Corporation is current with respect to its filing of returns for goods and services taxes payable pursuant to the *Excise Tax Act* (Canada). There are no claims, actions, suits, audits, proceedings, investigations or other actions pending or, to the knowledge of any of the Shareholders, threatened in respect of Taxes;

(u) all filings made by any of the Shareholders or the Corporation under which the Corporation has received or is entitled to government incentives, have been made in accordance, in all material respects, with all Laws and contain no misrepresentations which could cause any amount previously paid to, or credited to, or previously accrued on the accounts of the Corporation to be recovered or disallowed;

(v) the Corporation is not a party to any current agreement or other arrangement with any taxation authority and there are no waivers or objections extending the statutory period or providing for an extension of time with respect to the assessment or reassessment or payment of Taxes payable by the Corporation or Tax Returns required to be filed by the Corporation;

(w) the Corporation is not engaged in any discussions or negotiations with any taxation authorities in respect of its Taxes;

(x) except for reserves for income taxes accruing in the current fiscal year, the reserves and accrued liabilities disclosed on or reflected in the Financial Statements and the Books and Records are sufficient in all respects to provide for the liabilities in respect of which they have been established;

(y) (except as set forth in Schedule 3.2(y), each of which will be discharged without liability to the Corporation on or prior to the Closing Date) the Corporation has not guaranteed, endorsed, assumed or indemnified, contingently or otherwise, the obligations or indebtedness of any other person;

Employees

(z) except as set forth in Schedule 3.2(z), the Corporation is not a party to any written employment contract, consulting agreement, collective bargaining agreement or employee association agreement; the Corporation has not

conducted and is not now conducting any negotiations with any labour unions or employee associations; the Corporation has complied with all of its obligations in respect of employment insurance programs, Canada Pension Plan payments and Worker's Compensation payments;

(aa) the only employees of the Corporation are listed in Schedule 3.2(z);

(bb) all Employee Plans are listed in Schedule 3.2(z) and:

(i) the Corporation has paid or provided for all liabilities for wages, vacation pay, salaries, bonuses, pensions and all other amounts payable under the Employee Plans;

(ii) each of the Employee Plans complies with and has been administered in substantial compliance with the terms thereof and Laws; and

(iii) have been, or will by Closing be, terminated with no further Liability of the Corporation or Petrowest, provided that Petrowest has provided for a replacement plan the terms of which are satisfactory to the Shareholders acting reasonably;

(cc) no Affiliate, director, officer or employee of the Corporation (past or present) or any person not dealing at "**arm's length**" (within the meaning of the Canadian Tax Act) with any such person is indebted to the Corporation and (other than the Shareholder Loans) the Corporation is not indebted to any such person. All transactions between the Corporation and any person not dealing at arm's length were undertaken for fair market value consideration;

Assets

(dd) the Corporation is the sole beneficial and (where its interests are registrable) the sole registered owner of all of the Corporation Assets, with good and valid title, free and clear of all Encumbrances other than Permitted Encumbrances. In particular, without limiting the generality of the foregoing, there has been no assignment, subletting or granting of any licence (of occupation or otherwise) of or in respect of any of the Corporation Assets or any granting of any agreement or right capable of becoming an agreement or option for the purchase of any of the Corporation Assets;

(ee) the Corporation has no material assets except as set forth in Schedule 1.1(u), the Corporation Assets are in good working order for the prudent pursuit of the Corporation's business except as set forth in Schedule 3.2(ee) and the Corporation owns or leases all the assets necessary for the conduct of its business as now conducted by it;

(ff) the accounts receivable of the Corporation in all material respects are good and collectible at the aggregate recorded amounts, except to the extent of any

reserves provided for such accounts in the Books and Records for the Corporation, and are not subject to any defence, counterclaim or set off;

(gg) the Corporation has made available to Petrowest a correct and complete copy of each Material Contract (as amended to date), all of which are listed in Schedule 3.2(gg). The Corporation is not in breach of any such Material Contracts in any material respect nor has any circumstance occurred or does any circumstance exist that with the passage of time, notice or both, constitute such a breach, and, to the knowledge of the Shareholders and the Corporation, no third party to any of such Material Contracts is in breach of any such Material Contracts;

(hh) the Corporation has not received any notice alleging its default under any Material Contract, which default has not been rectified as of the date hereof;

(ii) the Corporation is not a party to or bound or affected by any commitment, agreement or document containing any covenant expressly limiting the freedom of the Corporation to compete in any line of business, transfer or move any of its assets or operations or which materially or adversely affects the business practices, operations or conditions of the Corporation or the continued operation of its business after the Closing Date;

(jj) to the knowledge of the Shareholders and the Corporation, the Corporation has not interfered with, infringed upon, misappropriated or otherwise come into conflict with any patent, copyright, trademark, trade secret or other intellectual property rights of any person or received notice of any Claim of any person that they have done so;

Environmental

(kk) except as disclosed in Schedule 3.2(kk),

(i) to the knowledge of the Shareholders, all Environmental Approvals required to be held by the Corporation have been obtained, are listed in Schedule 3.2(kk), are valid and in full force and effect, have been and are being complied with in all material respects, and there have been and are no proceedings commenced, applications for proceedings made, nor to the knowledge of the Shareholders have there been any proceedings or applications for proceedings threatened to revoke or amend any Environmental Approvals;

(ii) to the knowledge of the Shareholders, any Release by the Corporation of any Hazardous Substance into the Environment complied and complies with all Environmental Laws;

(iii) the Corporation has not entered into an agreement that may require it to pay, reimburse, guarantee, pledge, defer, indemnify or hold harmless any person from or against any liability or cost relating to any Release of

Hazardous Substance or environmental condition or arising from any non-compliance with any Environmental Law;

(iv) the Corporation has not been prosecuted for or convicted of any offence under Environmental Laws or found liable in any proceeding to pay any fine or judgment to any person as a result of any Release or threatened Release of any Hazardous Substance into the Environment or the breach of any Environmental Law and there are no proceedings pending or, to the knowledge of the Shareholders and the Corporation, threatened relating to the foregoing and, to the knowledge of the Shareholders and the Corporation, there is no basis for any such proceedings; and

(v) to the knowledge of the Shareholders and the Corporation, there is no above-ground or underground storage tank, urea formaldehyde foam insulation, friable asbestos, polychlorinated biphenyls ("**PCBs**") or radioactive substance in, on or under the property covered by any Real Property Leases;

Real Property

(ll) Schedule 3.2(ll) sets forth a complete list of all of the Real Property and a legal description for such Real Property. The Corporation is the legal and beneficial owner of the Real Property (as set forth in Schedule 3.2(11)) in fee simple, with good and marketable title thereto, free and clear of all Encumbrances other than Permitted Encumbrances. All accounts for work and services performed or materials placed or furnished upon or in respect of the construction and completion of any of the buildings, improvements or other structures constructed on the Real Property have been fully paid and no one is entitled to claim a lien under the *Builders' Lien Act* (Alberta) or other similar legislation for such work performed by or on behalf of the Corporation. There are no matters affecting the right, title and interest of the Corporation in and to the Real Property (as set forth in Schedule 3.2(11)), which in the aggregate, would materially and adversely affect the ability of the Corporation to carry on its business upon the Real Property (as set forth in Schedule 3.2(11);

(mm) the Corporation is not a party to any Real Property Leases other than those listed in Schedule 3.2(mm). The Corporation is not in breach of any such Real Property Leases in any material respect nor has any circumstance occurred or does any circumstance exist that with the passage of time, notice or both, constitute such a breach, and, to the knowledge of the Shareholders and the Corporation, no third party to any of such Real Property Leases is in breach of any such Real Property Leases;

Miscellaneous

(nn) Schedule 3.2(nn) sets forth a complete list of every financial institution in which the Corporation maintains any depository or other account or safety deposit box

and the names of all persons authorized to draw on or who have access to such accounts or safety deposit box; and

(oo) the information provided by or on behalf of the Shareholders or the Corporation with respect to the Corporation constitutes full, plain and true disclosure of all material facts relating to the Corporation, its business, operations and capital, there are no misrepresentations in any written information provided by or on behalf of the Shareholders or the Corporation to Petrowest and none of the Shareholders or the Corporation has knowingly withheld from Petrowest any information, documents or agreements relevant to the Corporation Assets or the Corporation which might reasonably be expected to be material to a purchaser of the Shares or Corporation Assets.

3.3 Representations and Warranties of Petrowest and the Trust

Each of Petrowest and the Trust jointly and severally represents and warrants to each of the Shareholders that:

(a) Petrowest is duly organized and validly existing and in good standing under the law of the jurisdiction of its incorporation and has the corporate power to own or lease its property and assets and to carry on its business as now conducted by it and is duly licensed or qualified to carry on business in each jurisdiction as the nature of its business requires and, at the Closing Date, will have such power and be so licensed or qualified as is required by its business as proposed to be conducted;

(b) at Closing, the Trust will be duly organized and validly existing and in good standing under the law of the jurisdiction of its formation and have the power to own or lease its property and assets and to carry on its business as proposed to be conducted by it and will be duly licensed or qualified to carry on business in each jurisdiction as the nature of its business requires;

(c) Petrowest has all requisite power and authority to enter into this Agreement and all documents to be delivered pursuant hereto and to perform its obligations hereunder and thereunder;

(d) at Closing, the Trust will have all requisite power and authority to enter into this Agreement and all documents to be delivered pursuant hereto and to perform its obligations hereunder and thereunder;

(e) the execution and delivery of this Agreement and all documents to be delivered pursuant hereto, the performance of the terms hereof and thereof and the consummation of the transactions contemplated herein and therein do not and will not:

    (i) result in the breach of or violate any term or provision of the charter, by-laws or governing documents of Petrowest or the declaration of trust of the Trust; or

(ii) conflict with, result in a breach of, constitute a default under, or accelerate or permit the acceleration of the performance required by, any material agreement, instrument. licence, permit or authority to which Petrowest or the Trust is a party or by which it is bound or to which any of its property is subject or result in the creation of any Encumbrance upon any of the assets of Petrowest or the Trust or give to others any material interest or right, including any right of purchase, termination, cancellation or acceleration under any such agreement, instrument, license, permit or authority; or

(iii) violate any provision of law or administrative regulation or any judicial or administrative order, award, judgment or decree applicable to Petrowest or the Trust;

(f) each of the Trust and Petrowest is, in all material respects, in compliance with all Laws;

(g) this Agreement has been duly executed and delivered by Petrowest and constitutes a legal, valid and binding obligation of Petrowest enforceable in accordance with its terms and all documents to be delivered by Petrowest or the Trust, as the case may be, pursuant hereto will be duly executed and delivered by Petrowest and will constitute legal, valid and binding obligations of Petrowest and the Trust, respectively, enforceable in accordance with their respective terms;

(h) neither Petrowest nor the Trust have or will have carried on any active business other than the organization of, and preparation for the consummation of, the Concurrent Acquisitions, the Concurrent Financing and related matters;

(i) the authorized capital of Petrowest is comprised of an unlimited number of common shares and, as of the Closing Date, all of the issued and outstanding common shares will be held by the Trust;

(j) at Closing, the authorized capital of the Trust will be comprised of an unlimited number of Units of which, prior to the Closing, the closing of the Concurrent Acquisitions and the closing of the Concurrent Financing, not more than 1,500,000 Units (including subordinated units) will be issued and outstanding, each fully paid and non-assessable and, after the closing of the Concurrent Acquisitions and the closing of the Concurrent Financing, not more than 1,500,000 Units (including subordinated units) will be issued and outstanding, each fully paid and non-assessable;

(k) the Trust will, on the Closing Date, be a mutual fund trust under the Canadian Tax Act;

(l) each of the agreements relating to the Concurrent Acquisitions is substantially the same as this Agreement (other than price);

(m) the Units to be issued pursuant to Section 2.2 will be duly and validly issued and delivered as fully paid and non-assessable trust units of the Trust and, other than the escrow contemplated by section 5.2(d), will not be subject to any escrow or restriction on trading;

(n) at Closing, the prospectus filed in connection with the Concurrent Financing will contain full, true and plain disclosure of all material facts relating to the Trust and Petrowest, their prospective businesses, operations and capital (excluding the business, operations and capital of the Corporation);

(o) other than the fee payable to Westwind Partners Inc., Petrowest has not incurred any obligation or liability, contingent or otherwise, for brokerage fees, finder's fees, agent's commission or other similar forms of compensation with respect to the transactions contemplated herein;

(p) there is no suit, action, litigation, investigation, claim, complaint, grievance or proceeding, including appeals and applications for review, in progress, or, to the knowledge of Petrowest, pending or threatened against or relating to Petrowest or the Trust before any court, Governmental Authority, commission, board, bureau, agency or arbitration panel which, if determined adversely to Petrowest, would,

    (i) materially and adversely affect the properties, business, future prospects or financial condition of Petrowest or the Trust,

    (ii) enjoin, restrict or prohibit the transfer of all or any part of the Shares or the issue of Units as contemplated by this Agreement; or

    (iii) prevent Petrowest from fulfilling all of its obligations set out in this Agreement or arising from this Agreement, and Petrowest has no knowledge of any existing ground on which any such action, suit, litigation or proceeding might be commenced with any reasonable likelihood of success. There is not presently outstanding against Petrowest any judgement, decree, injunction, rule or order of Governmental Authority; and

(q) Petrowest is not a "non Canadian" within the meaning of the *Investment Canada Act*.

3.4 Non-Waiver

No investigations made by or on behalf of Petrowest or the Shareholders at any time shall have the effect of waiving, diminishing the scope or otherwise affecting any representation or warranty made by the Shareholders or Petrowest, as the case may be, in or pursuant to this Agreement. No waiver of any condition or other provisions, in whole or in part, shall constitute as a waiver of any other condition or provision (whether or not similar) nor shall such waiver constitute a continuing waiver unless otherwise expressly provided.

3.5 Nature and Survival

All representations, warranties and covenants contained in this Agreement on the part of each of the Parties shall survive the Closing, the execution and delivery under this Agreement of any share or security transfer instruments or other documents of title to any of the Shares and the payment of the consideration for the Shares.

ARTICLE 4
COVENANTS

4.1 Covenants of the Shareholders and the Corporation

(a) From the date hereof to and until the Closing Date, the Shareholders and the Corporation shall permit Petrowest, Petrowest's Counsel and Petrowest's authorized representatives to have full access to all files, premises, properties, personnel, books, records (including Tax Records), auditors, contracts and documents of or pertaining to the Corporation and any predecessor corporations or entities prior to Closing for purposes of performing due diligence with respect to the Corporation and its assets and affairs. The provisions of the Confidentiality and Non-disclosure Agreement shall continue to be applicable to any information made available by such parties pursuant to the provisions of this Agreement.

(b) Each of the Shareholders and the Corporation who is a party to or bound by the Unanimous Shareholders Agreement hereby agrees and consents to the termination of such agreement immediately prior to the Closing Time and, subject to Closing occurring, hereby irrevocably waives and releases each of the others from and in respect of any and all obligations thereunder, whether due on, prior to or after the date hereof.

(c) Upon any restructuring or reorganization of the Corporation resulting in any person, other than the Shareholders, acquiring any of the Shares, the Shareholders shall cause such person to execute a counterpart signature page to this Agreement.

4.2 Efforts to Satisfy Conditions

Each Party shall use all reasonable commercial efforts and shall proceed diligently, honestly and in good faith to cause the conditions set forth in Section 5.1, Section 5.2 and Section 5.3 which are within its reasonable control to be satisfied. Each Party shall provide such information and cooperation to the other Party as it may reasonably request in connection with the satisfaction of such conditions.

4.3 Tax Returns

(a) The Shareholders shall cause the Corporation to prepare and file in a timely manner (at its cost and in consultation with the Shareholders) all Tax Returns required to be filed by the Corporation for any period that ends on or before the

Closing Date and for which Tax Returns have not been filed as of the Closing Date. Petrowest shall obtain the consent of Shareholders to any Tax Returns filed in respect of any period ending on or prior to the Closing Date, which consent shall be deemed received unless the Shareholders advises otherwise within 10 business days following receipt of the return and request for consent. The Shareholders and Petrowest shall co-operate fully with each other and none of the Parties will unreasonably withhold its consent to a request made by any other Party with respect to such Tax Returns. Such Tax Returns will be prepared in accordance with reasonable business practices and the Corporation's past practices. The Parties agree that an election shall be made by the Corporation in its Tax Return filed for its taxation year ending immediately before the acquisition of control by Petrowest not to have subsection 256(9) of the Canadian Tax Act apply, with the result that the taxation year of the Corporation shall end immediately before the Closing Time.

(b) No Tax Returns shall be filed by any of the Shareholders between the date hereof and the Closing Date except with the prior written consent of Petrowest, which consent shall not be unreasonably withheld.

4.4 Covenant of Petrowest

Upon the organization and formation of the Trust, Petrowest shall cause the Trust to execute an agreement, in a form acceptable to the Shareholders acting reasonably, whereby the Trust agrees to be bound by its representations, warranties, covenants and indemnities hereunder.

ARTICLE 5
CONDITIONS TO CLOSING

5.1 Mutual Conditions

The obligations of Petrowest, the Shareholders and the Corporation pursuant hereto are subject to the following conditions being satisfied in all respects at or prior to the Closing Time, or such earlier time as is specified below:

(a) there shall not be any suit, action or other proceeding that shall, at Closing, be pending against any of the Parties before any Governmental Authority and no law, regulation or policy shall have been proposed, enacted or applied: (i) making illegal or seeking to restrain, prohibit or obtain damages or other relief in connection with the consummation of the transactions contemplated by this Agreement; (ii) prohibiting or materially limiting the ownership or operation by Petrowest of a material portion of the business or assets thereof or requiring Petrowest to dispose of or hold separately any such portion of any Shares or Corporation Assets, as applicable; or (iii) making the consummation of the transactions contemplated by this Agreement materially more costly to Petrowest or materially reducing the value of the Shares;

(b) all Required Approvals shall have been obtained on terms acceptable to the Shareholders and Petrowest, acting reasonably, at or prior to the Closing Time;

(c) the commercial terms of the Trust are satisfactory to the Shareholders and Petrowest, in each case, acting reasonably, including:

(i) the Concurrent Financing shall have closed or be closing at the Closing Time; and

(ii) such of the Concurrent Acquisitions as have an aggregate Base Purchase Price not less than $100 million shall have closed or be closing at the Closing Time; and

(d) Petrowest and each of the persons listed in Schedule 5.1(e) hereto shall have executed and delivered a management agreement in the form set forth in such Schedule.

5.2 Conditions for the Benefit of Petrowest

The obligations of Petrowest to buy the Shares and Shareholder Loans from the Shareholders pursuant hereto are subject to the following conditions (which are for the exclusive benefit of Petrowest) being satisfied in all respects at or prior to the Closing Time, or such earlier time as is specified below:

(a) the representations and warranties of the Shareholders in this Agreement shall be true and correct in all material respects at the Closing Time with the same force and effect as if made at and as of such time;

(b) the Shareholders and the Corporation shall have performed or complied in all material respects with all of the terms, covenants and conditions of this Agreement to be performed or complied with by the Shareholders and the Corporation at or prior to the Closing Time pursuant hereto;

(c) on or before May 23, 2006, Petrowest shall have completed its due diligence review and, in its sole discretion, been satisfied with the results of such review;

(d) at Closing, the Shareholders shall have delivered all items which they are required to deliver pursuant to Section 6.2 and shall have duly executed and delivered an agreement to escrow the Units to be issued pursuant to Section 2.2 for release as to one quarter thereof on the Closing Date and on each of the 6 month, 12 month and 18 month anniversaries of the Closing Date in form and substance satisfactory to Petrowest, acting reasonably;

(e) the Shareholders shall have delivered opinions of the Shareholders' Counsel as to the matters in Section 3.1(a), (b), (c) and (d) and Section 3.2(a), (b), (c) and (d)(i), in form and substance satisfactory to Petrowest, acting reasonably;

(f) each of the Shareholders shall have delivered, on the Closing Date, a certificate of such Shareholder dated the Closing Date, addressed to Petrowest and signed by the Shareholder or, in the case of a Shareholder that is a corporation, signed on the Shareholder's behalf by its President or such other officer or director satisfactory to Petrowest, acting reasonably, certifying that to the knowledge of the Shareholders the representations and warranties of the Shareholder set forth in this Agreement are true and correct at the Closing Time, as if made at such time and the Shareholder has not breached, or failed to comply with, in any material respect, any of its covenants or other obligations under this Agreement;

(g) Petrowest shall have obtained all applicable governmental, regulatory and contractual approvals to complete the transactions contemplated by this Agreement; and

(h) the Leaseback Real Property shall be transferred by the Corporation to a person specified by Bernard Reed and the Corporation shall have entered into a lease of the Leaseback Real Property with such person on terms acceptable to Petrowest.

5.3 Conditions for the Benefit of the Shareholders

The Shareholders' obligations to Petrowest pursuant hereto are subject to the following conditions (which are for the exclusive benefit of the Shareholders) being satisfied in all respects at or prior to the Closing Time or such earlier time as is specified below:

(a) the representations and warranties of Petrowest in this Agreement shall be true and correct in all material respects at the Closing Time with the same force and effect as if made at and as of such time;

(b) Petrowest shall have performed or complied in all material respects with all of the terms, covenants and conditions of this Agreement to be performed or complied with by Petrowest at or prior to the Closing Time pursuant hereto;

(c) at Closing, Petrowest shall have delivered all items they are required to deliver pursuant to Section 6.3;

(d) Petrowest shall have delivered, on the Closing Date, a certificate of Petrowest dated the Closing Date, addressed to the Shareholders and signed on Petrowest's behalf by its President or such other officer or director satisfactory to the Shareholders, acting reasonably, certifying that the representations and warranties of Petrowest set forth in this Agreement are true and correct at the Closing Time, as if made at such time and Petrowest has not breached, or failed to comply with, in any material respect, any of its covenants or other obligations under this Agreement;

(e) Petrowest shall have delivered an opinion of Petrowest's Counsel as to the matters set forth in Section 3.3(a), (b), (c), (d), (e)(i), (e)(iii), (g), (i), (j), (k) and (m) in form and substance satisfactory to the Shareholders, acting reasonably; and

(f) Petrowest shall have agreed to indemnify Bernard Reed in respect of liabilities thereof pursuant to his guarantee of the obligations of the Corporation to the Canadian Western Bank and/or secured their release therefrom, in either case in form and substance satisfactory to Mr. Reed, acting reasonably.

ARTICLE 6
CLOSING

6.1 Closing

The Closing shall take place at the Closing Time at the offices of Petrowest' Counsel located at 4500, 855 - 2nd Street S.W., Calgary, Alberta T2P 4K7, or at such other place as may be agreed upon by the Shareholders and Petrowest.

6.2 Deliveries by the Shareholders at Closing

At Closing, the Shareholders shall deliver to Petrowest:

(a) an updated version of Schedule 3.1 indicating the beneficial owners of record of all of the Shares;

(b) an updated version of Schedule 3.2 indicating the authorized capital of the Corporation and the issued and outstanding shares of the Corporation;

(c) the certificates representing the Shares duly endorsed for transfer by the Shareholders and new share certificates issued in the name of Petrowest in respect of the Shares;

(d) certificates of the appropriate government officials, dated the Closing Date, evidencing the existence and good standing of each of the Shareholders, if a corporation and the Corporation in the jurisdiction of its organization;

(e) the minute books, corporate seals and all corporate records of the Corporation;

(f) resignations and releases of all directors and officers of the Corporation and reciprocal releases of such directors and officers by the Corporation, each in form and substance satisfactory to Petrowest;

(g) certified copies of directors' resolutions of the Corporation confirming approval of the transfer of the Shares to Petrowest in accordance with the terms and conditions of this Agreement;

(h) such other documents and instruments as Petrowest's Counsel may reasonably require; and

(i) transfers in respect of Shareholders' Loans.

6.3 Deliveries by Petrowest at Closing

At Closing, Petrowest shall pay the Base Purchase Price to the Shareholders, including delivering certificates to the Shareholders representing the Units issuable to the Shareholders pursuant to Section 2.2(b).

6.4 Closing Escrow

The items tabled at Closing pursuant to Section 6.2 and Section 6.3 shall be held in escrow until all of such items have been tabled and then shall remain in escrow until the Effective Time. At the Effective Time, provided all conditions in Article 5 have been satisfied or waived, such escrow shall be terminated and the items described in Section 6.2 shall be delivered to Petrowest and the items described in Section 6.3 shall be delivered to the Shareholders and the Closing shall have occurred. If such escrow is not released on or before 4:00 p.m. (Calgary Time) on October 31, 2006 and the Parties do not agree to an extension of the escrow, the Closing shall be deemed not to have occurred and the documents and certificates tabled by a Party pursuant to this Article 6 shall be returned to that Party.

ARTICLE 7
INDEMNITIES

7.1 Shareholders Indemnity

After Closing but subject to Section 7.4, each of the Shareholders jointly and severally agrees to indemnify and save harmless each of Petrowest, the Trust and their Affiliates from and against all Losses and Obligations which they suffer, sustain, pay or incur, directly or indirectly:

(i) as a consequence of or in connection with a breach of a representation or warranty made by any of the Shareholders or the Corporation in this Agreement or a breach by any of the Shareholders or the Corporation of any of the covenants made by any thereof in this Agreement; or

(ii) as a consequence of or in connection with any environmental matter relating to the Corporation or the Corporations Assets prior to the Closing Time;

except any such Losses and Obligations as have been caused by or result from the gross negligence or wilful misconduct of any such indemnified person. The Parties agree that for the purposes of Section 7.1(i), in the case of any breach of representation or warranty of any of the Shareholders, the measure of Losses and Obligations in respect thereof will be, dollar for dollar, the difference in what would have been the position (financial and otherwise) of the Corporation had such representation been true or the warranty not breached and the actual position (financial and otherwise) of the Corporation (given such misrepresentation or breach of warranty).

7.2 Petrowest Indemnity

After Closing, Petrowest and the Trust agree to indemnify and save harmless each of the Shareholders and their Affiliates from and against all Losses and Obligations which they suffer, sustain, pay or incur, directly or indirectly, as a consequence of or in connection with:

(i) a breach of a representation or warranty made by Petrowest or the Trust in this Agreement or a breach by Petrowest or the Trust of a covenant made by it in this Agreement; or

(ii) subject to the Shareholders' obligations in respect of the indemnity contained in Section 7.1, any matter or circumstance relating to Corporation Assets or the operation thereof which occurs after the Closing Time or which relates to the Corporation and occurs after the Closing Time;

except any such Losses and Obligations as have been caused by or result from the gross negligence or wilful misconduct of any such indemnified person.

7.3 Tax Indemnity

(a) After Closing, the Shareholders shall be jointly and severally liable to and agree to indemnify and save harmless the Corporation (which in this Section 7.3 includes the Corporation's successors and assigns) in respect of all Losses and Obligations which the Corporation may suffer, sustain, pay or incur as a consequence of or in connection with any breach of any of the representations and warranties in Section 3.2(t) to (x) inclusive.

(b) Any person entitled to indemnification as herein set forth (the "**Indemnified Parties**") shall give prompt written notice to the Shareholders whenever it becomes aware that a Claim has been or may be made for which the Shareholders may be liable pursuant to this Section 7.3 (the "**Tax Indemnity**"). Unless the Shareholders notify the Indemnified Parties that it elects not to have carriage and control of a Claim the Shareholders shall, at their own expense and employing counsel of their own choice, have full carriage and control of the contestation of any such Claim, provided that if the Claim does not relate solely to matters to which the Tax Indemnity may apply, the Indemnified Parties shall, at its own expense and employing counsel of its own choice, have full carriage and control of the contestation of the portion of the Claims relating to matters to which the Tax Indemnity does not relate; and further provided that where the Shareholders have carriage and control of a Claim neither the Indemnified Parties nor the Corporation will agree to any compromise or settlement of such Claim to which the Tax Indemnity may apply without the consent of the Shareholders which will not be unreasonably withheld. Notwithstanding the foregoing, the Shareholders' right to have carriage and control of the contestation of any such Claim shall only apply and continue to apply after payment of the amount of such Claim or the provision of such security as is necessary to avoid a lien being placed on the property of the Corporation in respect of such Claim.

Where the Shareholders have carriage and control of a Claim, if the Indemnified Parties does not consent to a settlement of a Claim to which the Tax Indemnity may apply following a request from the Shareholders to do so, the obligation of the Shareholders to indemnify the Indemnified Parties for the Claim shall be limited to the amount that the Shareholders would have been required to pay pursuant hereto in respect of the Claim if the settlement had been accepted and the Shareholders shall forthwith transfer carriage of the contestation of the Claim to the Indemnified Parties or its nominee. The Indemnified Parties, the Corporation and the Shareholders shall cooperate with each other and allow each other reasonable access to documents and records in any defence of any such Claims and shall keep each other reasonably informed of the conduct thereof. If the Shareholders elect not to have carriage and control of the contestation of the Claim, the Indemnified Parties and the Corporation shall be under no obligation to contest, settle or compromise the Claim and such failure to contest, settle or compromise the Claim shall not prejudice its rights pursuant to this Indemnity.

(c) The Parties undertake to inform each other of any audit inquiries with respect to issues to which the Tax Indemnity may apply and to cooperate with each other in making any representations prior to any assessment to which those indemnities may apply.

(d) The amounts payable in respect of the Tax Indemnity shall constitute and be treated by the parties as an adjustment to the Base Purchase Price.

7.4 Limitations on Indemnities

(a) No Claim for performance of an indemnity or in respect of a breach of any covenant, representation or warranty made in this Agreement (other than pursuant to Section 7.3) shall be made or be enforceable, whether by legal proceedings or otherwise, unless written notice of such Claim is given by the party seeking redress to the party or parties from whom redress is sought on or before: (i) in respect of a breach of Section 3.2(kk), the expiry of the statutory period in which a Claim, assessment or reassessment may be brought or effected against the Corporation in respect thereof; (ii) in respect of a breach of any of Section 3.2(t) to (x), the expiry of ninety days after the relevant Governmental Authorities shall no longer be entitled to assess liability for tax against the Corporation for any particular taxation year ended on or prior to the Closing Date, having regard without limitation, to any waivers given by the Shareholders of the Corporation in respect of any taxation year; and (iii) otherwise, the expiry of eighteen months from the Closing Date;

(b) The maximum cumulative liability of the Shareholders in respect of indemnities and breaches of the representations, warranties and covenants made by the Shareholders in this Agreement (other than pursuant to Section 7.3) shall not exceed the Adjusted Purchase Price;

(c) Except as otherwise set out herein, the parties' sole remedy for a misrepresentation or breach of a warranty or other agreement contained in this Agreement is limited to the indemnities contained in Article 7 and is limited by the provisions of this Section 7.4;

(d) Notwithstanding anything to the contrary set forth in this Agreement, the Shareholder shall have no liability to Petrowest for any specific matter or claim for which Petrowest has received an adjustment to the Purchase Price to the extent of such adjustment;

(e) Petrowest shall not be entitled to make a Claim against the Shareholders for indemnity pursuant to this Agreement unless and until the aggregate amount of all Losses and Obligations with respect to all Claims asserted by Petrowest under this Agreement (other than pursuant to Section 7.3) exceeds 1% of the Base Purchase Price. Once such minimum threshold in Losses and Obligations has been sustained by Petrowest, the entirety of all Losses and Obligations sustained by Petrowest shall be compensable under this Section 7.4, subject to the other provisions of this Section. Claims pursuant to Section 7.3 shall not be included in claims for the purposes of this Section 7.4(e);

(f) Petrowest' Losses hereunder shall be deemed reduced by the amount of any insurance proceeds and any tax benefits received by Petrowest with respect to such Losses; and

(g) Petrowest shall not be entitled to indemnity under both Section 7.3 and Section 7.1 for the same Loss.

7.5 Indemnification Procedure

(a) For purposes of this Section 7.5, the term "**Indemnifying Party**" when used in connection with a Claim shall mean the Person having an obligation to indemnify the other Party with respect to such Claim pursuant to this Agreement (other than under Section 7.3), and the term "**Indemnified Party**" when used in connection with a particular Claim shall mean the Person having the right to be indemnified with respect to such Claim by the other Party pursuant to this Agreement (other than under Section 7.3)

(b) To make claim for indemnification, an Indemnified Party shall notify the Indemnifying Party of its claim under this Section 7.5, including the specific details of and specific basis under this Agreement for its claim (the "**Claim Notice**"). In the event that the claim for indemnification is based upon a claim by a third party against the Indemnified Party (a "**Third Party Claim**"), the Indemnified Party shall provide its Claim Notice promptly after the Indemnified Party has actual knowledge of the Third Party Claim and shall enclose a copy of all papers (if any) served with respect to the Third Party Claim; provided that the failure of any Indemnified Party to give notice of a Third Party Claim as provided in this Section 7.5 shall not relieve the Indemnifying Party of its obligations under this Agreement except to the extent such failure results in

insufficient time being available to permit the Indemnifying Party to effectively defend against the Third Party Claim or otherwise materially prejudices the Indemnifying Party's ability to defend against the Third Party Claim. In the event that the claim for indemnification is based upon an inaccuracy or breach of a representation, warranty, covenant or agreement, the Claim Notice shall specify the representation, warranty, covenant or agreement which was inaccurate or breached.

(c) In the case of a claim for indemnification based upon a Third Party Claim, the Indemnifying Party shall have 30 days from its receipt of the Claim Notice to notify the Indemnified Party whether it admits or denies its liability to defend the Indemnified Party against such Third Party Claim at the sole cost and expense of the Indemnifying Party. The Indemnified Party is authorized, prior to and during such 30-day period, to file any motion, answer or other pleading that it shall deem necessary or appropriate to protect its interests or those of the Indemnifying Party and that is not prejudicial to the Indemnifying Party.

(d) If the Indemnifying Party admits its liability, it shall have the right and obligation to diligently defend, at its sole cost and expense, the Third Party Claim. The Indemnifying Party shall have full control of such defense and proceedings, including any compromise or settlement thereof. If requested by the Indemnifying Party, the Indemnified Party agrees to cooperate, at the cost and expense of the Indemnifying Party, in contesting any Third Party Claim which the Indemnifying Party elects to contest. The Indemnified Party may participate in, but not control, any defense or settlement of any Third Party Claim controlled by the Indemnifying Party pursuant to this Section 7.5(d). An Indemnifying Party shall not, without the written consent of the Indemnified Party, (i) settle any Third Party Claim or consent to the entry of any judgment with respect thereto which does not include an unconditional written release of the Indemnified Party from all liability in respect of such Third Party Claim or (ii) settle any Third Party Claim or consent to the entry of any judgment with respect thereto in any manner that may materially and adversely affect the Indemnified Party (other than as a result of money damages covered by the indemnity).

(e) If the Indemnifying Party does not admit its liability or admits its liability but fails to diligently prosecute or settle the Third Party Claim, then the Indemnified Party shall have the right to defend against the Third Party Claim at the sole cost and expense of the Indemnifying Party, with counsel of the Indemnified Party's choosing, subject to the right of the Indemnifying Party to admit its liability and assume the defense of the Third Party Claim at any time prior to settlement or final determination thereof. If the Indemnifying Party has not yet admitted its liability for a Third Party Claim, the Indemnified Party shall send written notice to the Indemnifying Party of any proposed settlement and the Indemnifying Party shall have the option for 10 days following receipt of such notice to (i) admit in writing its liability for the Third Party Claim and (ii) if liability is so admitted, reject, in its reasonable judgment, the proposed settlement.

(f) In the case of a claim for indemnification not based upon a Third Party Claim, the Indemnifying Party shall have 30 days from its receipt of the Claim Notice to (i) cure the Losses and Obligations complained of; (ii) admit its liability for such Losses or (iii) dispute the claim for such Losses and Obligations. If the Indemnifying Party does not notify the Indemnified Party within such 30-day period that it has cured the Losses and Obligations or that it disputes the claim for such Losses and Obligations, the amount of such Losses and Obligations shall conclusively be deemed a liability of the Indemnifying Party hereunder.

7.6 Materiality

For the purposes of calculating Losses and Obligations in conjunction with any breach of a representation, warranty or covenant pursuant to Sections 7.1, 7.2 or 7.3, any standard or threshold of materiality relating to such breached representation, warranty or covenant shall be ignored.

ARTICLE 8
TERMINATION

8.1 Termination

If this Agreement is terminated prior to the Closing occurring pursuant to Section 5.1, Section 5.2 or Section 5.3, the Parties shall be released from all obligations under this Agreement except the Confidentiality and Non-disclosure Agreement shall remain in full force and effect in accordance with its terms, and each Party shall remain liable for breaches by it of this Agreement occurring prior to such termination. Subject to the foregoing provisions of this Section, following such termination, each Party shall be responsible for the costs and expenses incurred by it in connection with this Agreement and the transactions contemplated hereby.

8.2 Survival

Subject to the limitations and provisions set forth in this Agreement, notwithstanding the occurrence of Closing and the items delivered at Closing pursuant hereto, the representations, warranties, covenants and indemnities contained in this Agreement shall survive the Closing and the delivery of the items delivered at Closing pursuant hereto for the benefit of the Parties in accordance with terms hereof. Notwithstanding any other provision of this Agreement, no limitation in respect of the survival of any provision of this Agreement or the period in respect of which any Claims or other recourse may be made shall apply insofar as the breach of the provision or the matter in respect of which recourse is sought involves fraud on the part of the Party or Parties against whom the provision is sought to be enforced or from whom such recourse is sought. If any document executed at or after Closing, pursuant hereto is inconsistent with the provisions of this Agreement, the provisions of this Agreement shall prevail unless the Parties expressly and explicitly agree to the contrary.

ARTICLE 9
ARBITRATION

9.1 Procedure

Any controversy submitted to arbitration pursuant to this Agreement shall be subject to the following principles:

(a) Upon written demand of a Party, representatives of the Parties shall meet and attempt to appoint a single arbitrator. If such representatives are unable to agree on a single arbitrator within five (5) days of such demand, then upon written demand by any Party, any Shareholder and Petrowest shall, within ten (10) days of such demand, each name an arbitrator and the two arbitrators so named shall promptly thereafter choose a third. If a Party shall fail to name an arbitrator within ten (10) days from such demand, then the arbitrator for that Party shall be appointed by any Justice of the Court of Queen's Bench of Alberta upon application by the other Party. If the two arbitrators shall fail within ten (10) days from their appointment to agree upon and appoint the third arbitrator, then such third arbitrator shall be appointed by any Justice of the Court of Queen's Bench of Alberta upon request of either Party.

(b) The arbitrator or arbitrators selected to act hereunder shall be qualified by education, experience and training to pass upon the particular question in dispute.

(c) The arbitrator or arbitrators chosen as aforesaid shall proceed immediately to hear and determine the question or questions in dispute. The decision of the single arbitrator shall be made within forty-five (45) days after his or her appointment, subject to any reasonable delay due to unforeseen circumstances. Where there are three arbitrators, the decision of the arbitrators, or a majority of them, shall be made within forty-five (45) days after the appointment of the third arbitrator, subject to any reasonable delay due to unforeseen circumstances. In the event the single arbitrator or the arbitrators, or a majority of them, fail to make a decision within the period herein prescribed, then either Party may elect to have a new single arbitrator or arbitrators chosen in the manner herein prescribed, as if none had previously been selected.

(d) The decision of the single arbitrator or the decision of the arbitrators, or a majority of them, shall be drawn up in writing and signed by the single arbitrator or by the arbitrators, or a majority of them, and shall be final and binding upon the parties hereto.

(e) The liability between the Parties hereto for the payment of the compensation and expenses of the single arbitrator or the arbitrators shall be determined by the arbitrator or arbitrators, as the case may be.

(f) Arbitration pursuant hereto shall be governed in all respects not addressed herein by the provisions of the *Arbitration Act* (Alberta) and regulations thereunder.

ARTICLE 10
NOTICES

10.1 Notices

Any notice, consent, waiver, direction or other communication required or permitted to be given under this Agreement by a party to any other party shall be in writing and shall be delivered by hand delivery, facsimile transmission or (provided that the mailing party does not know and should not reasonably have known of any disruption or anticipated disruption of postal service which might affect delivery of the mail) by registered mail (postage prepaid), addressed to the party to whom the notice is to be given, at its address for service herein. Any notice, consent, waiver, direction or other communication aforesaid shall, if hand delivered or delivered by facsimile transmission, be deemed to have been given and received on the date on which it was hand delivered or delivered by facsimile transmission to the address provided herein (if a business day and, if not, the next succeeding business day) and if sent by registered mail be deemed to have been given and received on the third business day at the point of delivery following the date on which it was so sent.

10.2 Address for Service

The address for service of each of the parties hereto shall be as follows:

if to Petrowest or the Trust:

Petrowest Services Ltd.
Petrowest Services Ltd.
Suite 204, 10605 Westside Drive
Grande Pairie, AB
T8V 8E6

Attention:
Facsimile: (780) 830-0882

with a copy to:

Bennett Jones LLP
4500, 855 - 2nd Street S.W.
Calgary, AB T2P 4K7

Attention: Brad D. Markel
Facsimile: (403) 265-7219

if to the Shareholders and/or the Corporation:



Attention: Bernard Reed

with a copy to:

Macleod Dixon LLP
3700, 400 - 3rd Avenue S.W.
Calgary, AB T2P 4H2

Attention: Don Tse
Facsimile: (403) 264-5973

or such other address as may be designated by notice to the other Parties.

ARTICLE 11
MISCELLANEOUS

11.1 Further Assurances

Each Party shall, from time to time, and at all times hereafter, at the request of another Party, but without further consideration, do all such further acts and execute and deliver all such further documents and instruments as shall be reasonably required in order to fully perform and carry out the terms and intent hereof.

11.2 Time of the Essence

Time shall be of the essence of this Agreement.

11.3 Public Announcements

Until Closing has occurred, no public announcement or press release concerning the sale and purchase of the Shares shall be made by a Party or its Affiliates without the prior written consent and joint approval of the other Party, which consent and approval shall not be unreasonably withheld or delayed; provided that nothing contained herein shall prevent either Party at any time furnishing any information to any governmental agency or regulatory authority (including applicable stock exchanges) or to the public if required by Laws or the rule of a stock exchange.

11.4 Amendments and Waiver

No modification of or amendment to this Agreement shall be valid or binding unless set forth in writing and duly executed by both Parties and no waiver of any breach of any term or provisions of this Agreement shall be effective or binding unless made in writing and signed by the Party purporting to give the same and, unless otherwise provided, shall be limited to the

specific breach waived. No failure on the part of any Party in exercising any right or remedy hereunder shall operate as a waiver thereof, nor shall any single or partial exercise of any such right or remedy preclude any other or further exercise thereof or the exercise of any other right or remedy in law or in equity or by statute or otherwise conferred.

11.5 Entire Agreement

This Agreement together with the Confidentiality and Non-disclosure Agreement and the agreements and other documents to be delivered pursuant to this Agreement, constitute the entire agreement between the Parties pertaining to the subject matter of this Agreement and supersede all prior agreements, understandings, negotiations and discussions, whether oral or written, of the Parties, including the Letter of Intent and there are no warranties, representations or other agreements between the Parties in connection with the subject matter of this Agreement except as specifically set forth in this Agreement, and any document delivered pursuant to this Agreement. No supplement, modification or waiver or termination of this Agreement shall be binding unless executed in writing by the Party to be bound thereby.

11.6 Applicable Law

This Agreement shall be construed in accordance with the laws of the Province of Alberta and the laws of Canada applicable therein and shall be treated, in all respects, as an Alberta contract.

11.7 Amendments

This Agreement may only be amended by a written instrument signed by the Parties.

11.8 Severability

If any one or more of the provisions or parts thereof contained in this Agreement should be or become invalid, illegal or unenforceable in any respect in any jurisdiction, the remaining provisions or parts thereof contained herein shall be and shall be conclusively deemed to be, as to such jurisdiction, severable therefrom and:

(a) the validity, legality or enforceability of such remaining provisions or parts thereof shall not in any way be affected or impaired by the severance of the provisions or parts thereof severed; and

(b) the invalidity, illegality or unenforceability of any provision or part thereof contained in this Agreement in any jurisdiction shall not affect or impair such provision or part thereof or any other provisions of this Agreement in any other jurisdiction.

11.9 Execution in Counterpart

This Agreement may be executed in any number of counterparts with the same effect as if all signatories to the counterparts had signed one document, all such counterparts shall together constitute, and be construed as, one instrument and each of such counterparts shall,

notwithstanding the date of its execution, be deemed to bear the date first above written. Delivery of counterparts may be effected by facsimile transmission.

11.10 Benefit of the Agreement

This Agreement shall enure to the benefit of and be binding upon the respective heirs, executors, administrators, successors and permitted assigns of the Parties. No person other than the Parties and their successors and permitted assigns shall be entitled to any rights or benefits hereunder.

11.11 Assignment

This Agreement may not be assigned by any Party without the prior consent of the other Parties, provided that: (i) Petrowest may assign its rights and obligations under this agreement to an Affiliate of Petrowest if, contemporaneous therewith, such Affiliate of Petrowest agrees to be bound by all representations, warranties, covenants and indemnities of Petrowest hereunder; and (ii) any Shareholder may assign its rights and obligations under this agreement to a person, wholly-owned by one or more Shareholders, that has, subsequent to the date hereof, become a shareholder of the Corporation if, contemporaneous therewith, such person agrees to be bound by all representations, warranties, covenants and indemnities of such Shareholder. For greater certainty, it is agreed that prior to the Closing Time and as a condition of Closing, the Trust shall execute a joinder agreement satisfactory to the Shareholders, acting reasonably, pursuant to which the Trust shall agree to be bound by all representations, warranties, covenants and indemnities of Petrowest hereunder.

11.12 No Partnership

It is not the intent or purpose of the Agreement to create, and this Agreement shall not be construed as creating, any association, partnership or syndicate.

11.13 Reliance

The Parties acknowledge and agree that they have entered into this Agreement in reliance upon each of the representations, warranties, covenants and agreements herein of the other party hereto.

IN WITNESS WHEREOF the parties hereto have executed this Agreement as of the date first above written.

PETROWEST SERVICES LTD.

By: (signed) "*Gary Sweetman*"
Chief Operating Officer

By: (signed) "*Kenneth N. Drysdale*"
President and C.E.O.

1243539 ALBERTA LTD.

By: (signed) "*Bernard Reed*"
President

1243988 ALBERTA LTD.

By: (signed) "*John Michael McKinnon*"
President

JAKE JAY HOLDINGS LTD.

By: (signed) "*John Michael McKinnon*"
President

(signed) "•"
Witness

(signed) "*Bernard Reed*"
BERNARD REED

(signed) "•"
Witness

(signed) "*Janet Fisher*"
JANET FISHER

R BEE CRUSHING LTD.

By: (signed) "*Bernard Reed*"
President

DAL FINN HOLDINGS LTD.

By: (signed) "*Bernard Reed*"
President

BERNET VENTURES LTD.

By: (signed) "*Bernard Reed*"
President

SHARE PURCHASE AGREEMENT

THIS SHARE PURCHASE AGREEMENT made as of the 1st day of May, 2007

AMONG:

PETROWEST ENERGY SERVICES TRUST, a trust formed under the laws of Alberta pursuant to a deed of trust dated July 6, 2006 (the "**Trust**")

- and -

PETROWEST SERVICES LTD., a body corporate incorporated under the laws of the Province of Alberta ("**Petrowest**")

- and -

RICHARD QUIGLEY, an individual resident in the community of Charlie Lake, in the Province of British Columbia

- and -

LISA QUIGLEY, an individual resident in the community of Charlie Lake, in the Province of British Columbia

- and -

JANA LESLIE, an individual resident in the City of Fort St. John, in the Province of British Columbia

- and -

490721 B.C. LTD., a body corporate incorporated under the laws of the Province of British Columbia

- and -

1311563 ALBERTA LTD., a body corporate incorporated under the laws of the Province of Alberta

(each of the last five mentioned Parties are referred to as the "**Shareholder**" and are collectively referred to as the "**Shareholders**")

- and -

QUIGLEY CONTRACTING LTD., a body corporate incorporated under the laws of the Province of British Columbia ("**Quigley**")

- and -

529805 B.C. LTD., a body corporate incorporated under the laws of the Province of British Columbia ("**529805**")

- and -

LMQ ENTERPRISES LTD., a body corporate incorporated under the laws of the Province of British Columbia ("**LMQ**")

(Quigley, 529805 and LMQ are collectively referred to as the "**Corporation**")

WHEREAS:

A. the Shareholders beneficially own all of the issued and outstanding shares of the Corporation (the "**Shares**");

B. Quigley, 529805 and LMQ conduct the business carried on by them as joint venturers and not as a partnership;

C. the Shareholders agree to sell, and Petrowest agrees to buy, the Shares and Shareholder Loans upon the terms and conditions set forth herein;

D. all of the outstanding shares of Petrowest are held, directly or indirectly, by the Trust;

NOW THEREFORE, in consideration of the representations, warranties, covenants and agreements herein and other good and valuable consideration (the receipt and sufficiency of which is hereby acknowledged), the parties hereto covenant and agree as follows:

ARTICLE 1
DEFINITIONS

1.1 Definitions

In this Agreement, unless the context otherwise requires:

(a) "**Affiliate**" of an entity means a person or entity that controls, is controlled by or is under common control with the subject entity. For the purpose of this definition, control means the ability, directly or indirectly, to direct the voting of more than fifty percent (50%) of the voting interests of an entity;

(b) "**Agreement**" means this agreement, including all Schedules to this agreement, as amended or supplemented from time to time, and "hereby", "hereof", "herein", "hereunder", "herewith", "hereto" and similar terms refer to this Agreement and not to any particular provision of this Agreement;

(c) **"Approved Capital Commitments"** means the capital commitments referred to in Schedule 1 hereto or as approved by Petrowest after the date hereof;

(d) **"Approved Capital Dispositions"** means the capital dispositions referred to in Schedule 1 hereto or as approved by Petrowest after the date hereof;

(e) **"Auditors"** means PricewaterhouseCoopers LLP, Chartered Accountants of Calgary, Alberta;

(f) **"Books and Records"** means all books and records of the Corporation, including financial, corporate, operation and sales books, records, books of account, sales and purchase records, lists of suppliers and customers, formulae, business reports, plans and projections and all other documents, files, records, correspondence, and other data and information, financial or otherwise, including without limitation, all data and information stored on computer-related media;

(g) **"business day"** means a day, other than a Saturday, Sunday or statutory holiday, when banks are generally open for the transaction of banking business in the City of Calgary;

(h) **"Canadian Tax Act"** means the *Income Tax Act*, R.S.C. 1985, c. 1 (5th Supplement) as amended and the *Income Tax Regulations*;

(i) **"Claim"** means any claim, demand, lawsuit, proceeding, arbitration or governmental investigation;

(j) **"Closing"** means the closing of the transactions contemplated herein;

(k) **"Closing Date"** means May 1, 2007, or such other date as may be agreed upon by the Parties;

(l) **"Closing Time"** means 9:00 a.m. (Calgary time) on the Closing Date, or such other time as may be agreed upon by the Parties;

(m) **"Corporation Assets"** means the assets, properties and rights of whatsoever nature or kind of the Corporation whether owned or leased, including, without limitation, all assets listed in the historical books and records of the Corporation and the assets listed in Schedule 2 and 3 hereto; for further clarification Schedule 2 shall include each material asset owned outright by the Corporation and Schedule 3 shall include each material asset leased by the Corporation;

(n) **"Creditor's Rights"** has the meaning ascribed thereto in Section 3.1(d);

(o) **"Effective Time"** means 12:01 a.m. on January 1, 2007;

(p) **"Employee Plan"** means any employee benefit plan, program or arrangement sponsored, maintained or contributed to by any of the Shareholders or the Corporation for the benefit of employees of the Corporation, including, without

limitation, bonus; pension; savings; profit sharing; deferred compensation; supplemental retirement income; stock option; stock purchase; and hospital, medical, dental, disability, automobile, life and accident insurance plans;

(q) "**Encumbrance**" includes, without limitation, any mortgage, pledge, assignment, charge, lien, security interest or other third party interest and any agreement, option, right or privilege (whether by law, contract or otherwise) capable of becoming any of the foregoing;

(r) "**Environmental Approvals**" means all permits, certificates, licences, authorizations, consents, instructions, registrations, directions or approvals issued or required by Governmental Authorities pursuant to Environmental Laws with respect to the operation of each company in the Corporation's businesses or related to the Corporation Assets;

(s) "**Environmental Laws**" means all Laws relating in full or in part to the protection of the Environment, product liability, and employee and public health and safety, and includes, without limitation, those Environmental Laws relating to the storage, generation, use, handling, manufacture, processing, labelling, advertising, sale, display, transportation, treatment, Release and disposal of Hazardous Substances;

(t) "**Financial Statements**" means the audited financial statements of the Corporation for the fiscal year ended September 30, 2006 and the unaudited financial statements of the Corporation for the three month period ended December 31, 2006;

(u) "**GAAP**" has the meaning ascribed thereto in section 1.5;

(v) "**Governmental Authorities**" means any government, regulatory authority, governmental department, agency, commission, board, tribunal, crown corporation, or court or other law, rule or regulation-making entity having or purporting to have jurisdiction on behalf of any nation, or province or state or other subdivision thereof or any municipality, district or other subdivision thereof;

(w) "**Hazardous Substance**" means any pollutant, contaminant, waste of any nature, hazardous substance, hazardous material, toxic substance, dangerous substance or dangerous good as defined, judicially interpreted or identified in any Environmental Law;

(x) "**including**" means "including, without limiting the generality of the foregoing";

(y) "**Laws**" means all applicable laws, by-laws, rules, regulations, orders, ordinances, protocols, codes, guidelines, policies, notices, directions and judgments or other requirements of any Governmental Authority and includes, without limitation all Environmental Laws;.

(z) "**Leaseback Equipment**" means the equipment described in Schedule 4;

(aa) "**Leaseback Real Property**" means the real property described in Schedule 5;

(bb) "**Letter of Intent**" means the letter agreement between the Shareholders, Petrowest and the Corporation;

(cc) "**Liabilities**" means all of the liabilities (including, without limitation, whether reduced to judgement, liquidated, unliquidated, fixed, contingent, matured, unmatured, disputed, undisputed, legal, equitable, secured, unsecured, present or future and includes, without limitation, all liabilities determined in accordance with GAAP in Canada) of, against or with respect to the Corporation;

(dd) "**Long Term Debt**", as at any time, shall be as determined in accordance with GAAP applied on a consistent basis (including the current portion thereof) and, for greater certainty, includes obligations under capital leases other than Leaseback Equipment and Leaseback Real Property, and excludes Shareholder Loans and future income taxes payable;

(ee) "**Losses**" means, in respect of a person and in relation to a matter, all losses, costs and damages (including all penalties and fines) which such person suffers, sustains, pays or incurs in connection with such matter and includes Taxes (other than refundable Taxes), reasonable costs of legal counsel (on a full indemnity basis) and other consultants and reasonable costs of investigating and defending Claims arising from such matter, but shall not include loss of profits, economic loss or other consequential damages suffered by such person;

(ff) "**Material Contracts**" means all contracts and other written agreements to which the Corporation is a party or by which it is bound or the Corporation Assets are subject, the performance of which will involve consideration in excess of 1% of the purchase price per year or 2.5% of the purchase price in the aggregate;

(gg) "**misrepresentation**" includes any untrue statement of a material fact, any omission to state a material fact that is required to be made and any omission to state a material fact that is necessary to be made in order for a statement not to be misleading;

(hh) "**Obligations**" means all liabilities and obligations, whether under common law, in equity, under Laws, under contract or otherwise, whether tortious, contractual, statutory or otherwise, whether absolute or contingent and whether based on fault, strict liability or otherwise;

(ii) "**Ordinary Course of Business**" means the ordinary course of business consistent with prior custom and practice (including with respect to quantity and frequency);

(jj) "**Parties**" means the parties to this Agreement and their respective permitted assigns;

(kk) "**Permitted Encumbrances**" means the Encumbrances listed in Schedule 6 hereto;

(ll) "**person**" includes an individual, partnership, firm, trust, body corporate, government, governmental body, agency or instrumentality, unincorporated body of persons or association;

(mm) "**Petrowest's Counsel**" means Bennett Jones LLP or such other legal counsel as may be designated by **Petrowest** and satisfactory to the Shareholders, acting reasonably;

(nn) "**prepaid expenses**" means all expenses paid in cash and recorded as an asset in the Financial Statements;

(oo) "**Prime Rate**" means the rate of interest, expressed as a rate per annum, announced from time to time by the Canadian Imperial Bank of Commerce as its reference rate used for Canadian dollar commercial loans made in Canada and referred to by it as its "prime rate";

(pp) "**Real Property**" means all lands owned, directly or indirectly, by the Corporation and all plants, buildings, structures, erections, improvements, appurtenances and fixtures situate on or forming part of such lands including, without limitation, all lands listed in Schedule 7 hereto;

(qq) "**Real Property Leases**" means leases and subleases of real property including, without limitation, all leases and subleases listed in Schedule 8 hereto;

(rr) "**Redundant Assets**" means the assets described in Schedule 9 hereto;

(ss) "**Release**" has the meaning prescribed in any Environmental Law and includes, without limitation, any release, spill, leak, pumping, pouring, emission, emptying, discharge, injection, escape, leaching, disposal, dumping, deposit, spraying, burial, abandonment, incineration, seepage, or placement;

(tt) "**Required Approvals**" means the consents, approvals and authorizations referred to in Schedule 10 hereto;

(uu) "**Shareholder Loans**" means the loans or bonuses (net of any required withholdings) owing by the Corporation due to Shareholders, affiliates of these Shareholders or employees of the Corporation including, without limitation, all loans owing to any affiliate, subsidiary, employee or related party, described in Schedule 11 hereto;

(vv) "**Shareholders' Counsel**" means Carter Lock & Horrigan, Barristers and Solicitors or such other legal counsel as may be designated by the Shareholders;

(ww) "**Shares**" means all of the issued and outstanding shares of the Corporation;

(xx) "**Subsidiary**" means, with respect to a specified body corporate, any body corporate of which more than 50% of the outstanding shares ordinarily entitled to elect a majority of the board of directors thereof (whether or not shares of any

other class or classes shall or might be entitled to vote upon the happening of any event or contingency) are at the time owned directly or indirectly by such specified body corporate and shall include any body corporate in like relation to a Subsidiary;

(yy) "**Tax Records**" means all Tax Returns, books and records and correspondence related to tax matters relevant for the determination of compliance with tax laws and exposure to tax liabilities of whatever nature;

(zz) "**Tax Returns**" includes all returns, reports, declarations, elections, filings, information returns and statements required to be filed in respect of Taxes;

(aaa) "**Tax**" or "**Taxes**" means all taxes, duties, fees, premiums, assessments, levies and other charges of any kind whatsoever imposed by any taxing or other Governmental Authority, together with all interest and penalties in respect thereof;

(bbb) "**Unanimous Shareholders Agreement**" means the agreement, if any, referred to as such in Schedule 21 hereto;

(ccc) "**Units**" means trust units of the Trust; and

(ddd) "**Working Capital**", as at any time, means the following amount (which may be a negative amount):

(a) the sum of the amount of the Corporation's current assets (including receivables, prepaid expenses, inventory and accounts receivable holdbacks) as at such time; minus

(b) the sum of the amount of the Corporation's current liabilities (excluding (A) the current portion of Long Term Debt and (B) future income taxes) as at such time, and for greater certainty, current liabilities shall not include leases in respect of Leaseback Equipment and Leaseback Real Property,

determined in accordance with GAAP applied on a consistent basis.

1.2 Certain Rules of Interpretation

In this Agreement and the Schedules:

(a) **Time** - time is of the essence in the performance of the Parties' respective obligations;

(b) **Currency** - unless otherwise specified, all references to money amounts are to Canadian currency;

(c) **Headings** - the descriptive headings of Articles and Sections are inserted solely for convenience of reference and are not intended as complete or accurate descriptions of the content of such Articles or Sections;

(d) **Singular, etc.** - the use of words in the singular or plural, or with a particular gender, shall not limit the scope or exclude the application of any provision of this Agreement to such person or persons or circumstances as the context otherwise permits;

(e) **Consent** - whenever a provision of this Agreement requires an approval or consent by a Party to this Agreement and notification of such approval or consent is not delivered within the applicable time limited, then, unless otherwise specified, the Party whose consent or approval is required shall be conclusively deemed to have withheld its approval or consent;

(f) **Calculation of Time** - unless otherwise specified, time periods within or following which any payment is to be made or act is to be done shall be calculated by excluding the day on which the period commences and including the day on which the period ends and by extending the period to the next business day following if the last day of the period is not a business day; and

(g) **Business Day** - whenever any payment is to be made or action to be taken under this Agreement is required to be made or taken on a day other than a business day, such payment shall be made or action taken on the next business day following such day.

1.3 Knowledge

Any reference to the knowledge of the Parties shall mean to the best of the knowledge, information and belief of such Party after making all reasonable enquiries.

1.4 Statute References

A reference in this Agreement to a statute shall be a reference to the statute and the regulations made pursuant thereto, as amended or superseded from time to time, either before or after the date hereof, unless otherwise stated or the context otherwise requires.

1.5 Accounting Principles

All reference to "GAAP" means to principles recommended, from time to time, in the Handbook of the Canadian Institute of Chartered Accountants and all accounting terms not otherwise defined in this Agreement have the meanings assigned to them in accordance with Canadian generally accepted accounting principles.

1.6 Schedules

The schedules to this Agreement, as listed below, are an integral part of this Agreement:

Schedule	Description
Schedule 1	Approved Capital Commitments and Dispositions
Schedule 2	Corporation Assets – Owned Outright
Schedule 3	Corporation Assets - Leased
Schedule 4	Leaseback Equipment
Schedule 5	Leaseback Real Property
Schedule 6	Permitted Encumbrances
Schedule 7	Real Property
Schedule 8	Real Property Leases
Schedule 9	Redundant Assets
Schedule 10	Required Approvals
Schedule 11	Shareholder Loans
Schedule 12	Shareholders
Schedule 13	Conflicting Instruments
Schedule 14	Insurance
Schedule 15	Share Capital
Schedule 16	Recent Transactions
Schedule 17	Litigation
Schedule 18	Guarantees
Schedule 19	Employment Matters
Schedule 20	Assets Not in Working Condition
Schedule 21	Material Contracts
Schedule 22	Environmental Matters
Schedule 23	Bank Accounts
Schedule 24	Conduct of Business
Schedule 25	Covenant Exceptions
Schedule 26	Form of Employment Agreement
Schedule 27	Personal Guarantees

1.7 Conflicts

Where any provision of any Schedule to this Agreement conflicts or is at variance with any provision in the body of this Agreement, the latter shall prevail.

ARTICLE 2
PURCHASE AND SALE

2.1 Purchase and Sale

At the Closing Time, the Shareholders hereby jointly and severally agree to sell the Shares and the Shareholder Loans to Petrowest as of the Effective Time in accordance with and subject to the terms and conditions of this Agreement. At the Closing Time, Petrowest hereby agrees to purchase the Shares and the Shareholder Loans from the Shareholders as of the Effective Time in accordance with and subject to the terms and conditions of this Agreement.

2.2 Purchase Price

As consideration for the sale of the Shares and the Shareholder Loans by the Shareholders pursuant hereto, at the Closing Time, Petrowest agrees to deliver and pay to Carter Lock & Horrigan, Barristers and Solicitors, in trust for the Shareholders, $16,850,000 in cash, 1,685,000 Units and assume, payout or retire the Long Term Debt of the Corporation (not to exceed $593,899). For greater certainty, the foregoing shall represent the maximum purchase price payable by Petrowest.

The purchase price shall first be allocated to the Shareholder Loans (as adjusted in accordance with Section 4.4(d)), in the amount thereof, and thereafter to the Shares. For greater certainty, any increase in the amount of the Shareholder Loans in accordance with Section 4.4(d) shall not increase the purchase price and shall only affect the allocation of the purchase price among the Shares and the Shareholder Loans. The Shareholders shall provide notice to Petrowest of their allocation of the purchase price among the Shares on or prior to Closing, which, with the consent of Petrowest, such consent not to be unreasonably withheld, shall be the agreed upon allocation.

If the Shareholders are required to indemnify Petrowest in respect of any amount pursuant to Section 4.4, such amount may be set off by Petrowest against the purchase price.

2.3 Transfer and Delivery of the Shares

At the Closing Time with effect as of the Effective Time, the Shareholders shall transfer and deliver to Petrowest share certificates representing the Shares duly endorsed in blank for transfer, or accompanied by irrevocable security transfer powers of attorney duly executed in blank, in either case by the holders of record, and shall take such steps as shall be necessary to cause the Corporation to enter Petrowest or its nominee(s) upon the books of the Corporation as the holder of the respective Shares and to issue share certificates to Petrowest or its nominee(s) representing the Shares. At the Closing Time, effective as of the Effective Time, the Shareholders shall also make the deliveries specified in Section 6.2.

2.4 Tender

Any payment of money may be made by official bank draft drawn upon a Canadian chartered bank or by negotiable cheque payable in Canadian funds and certified by a Canadian chartered bank or trust company or, with the consent of the party entitled to payment, by wire transfer of immediately available funds to the account specified by that party. Any payment of Units may be made by delivery of certificates representing such Units, registered in the name of the payor or such other name as the payor, not less than two business days prior to the payment due date, gives by written notice to Petrowest.

ARTICLE 3
REPRESENTATIONS AND WARRANTIES

3.1 Representations and Warranties of Shareholders

Each of the Shareholders represents and warrants to Petrowest that:

(a) if it is a corporation, it is duly organized, validly existing and in good standing under the laws of the jurisdiction of its incorporation and has the corporate power to own or lease its property and assets and to carry on its business as now conducted by it;

(b) it has all requisite power and authority to enter into this Agreement and all documents to be delivered pursuant hereto and to perform its obligations hereunder and thereunder;

(c) if it is a corporation, the execution and delivery of this Agreement and all documents to be delivered pursuant hereto, the performance of the terms hereof and thereof and the consummation of the transactions contemplated herein and therein do not and will not result in the breach of or violate any term or provision of the charter, by-laws or governing documents of the Shareholder;

(d) this Agreement has been duly executed and delivered on behalf of the Shareholder and constitutes the legal, valid and binding obligation of the Shareholder, enforceable against the Shareholder in accordance with its terms, subject to the general qualifications that:

    (i) enforceability may be limited by bankruptcy, insolvency, moratorium, reorganization or other similar laws of general application affecting creditors' rights generally;

    (ii) equitable remedies, including the remedies of specific performance and injunctive relief, are available only in the discretion of the applicable court;

    (iii) the equitable or statutory powers of the courts in Canada having jurisdiction to stay proceedings before them and the execution of judgments; and

    (iv) rights to indemnity hereunder may be limited under applicable law;

(i), (ii), (iii) and (iv) being, collectively, "**Creditors' Rights**"; and, at the Closing, all documents required hereunder to be executed and delivered by the Shareholder will have been duly authorized, executed and delivered by the Shareholder and will constitute legal, valid and binding obligations of the Shareholder, enforceable in accordance with their terms, subject to Creditors' Rights;

(e) the Shareholder is not required to give any notice to, make any filing with, or obtain any authorization, consent or approval of any Governmental Authority in order to consummate the transactions contemplated by this Agreement and except for notices, filings, authorizations, consents or approvals which (i) if not made or obtained, would not adversely affect the Shareholder's ability to consummate the transactions contemplated by this Agreement on the terms set forth herein, or (ii) which have been previously obtained and are currently in force;

(f) the Shareholder has not incurred any obligation or liability, contingent or otherwise, for brokerage fees, finder's fees, agent's commission or other similar forms of compensation with respect to the transaction contemplated herein which will be or may become the responsibility of the Corporation, Petrowest or the Trust;

(g) all of the Shares set forth opposite the name of the Shareholder in Schedule 12 will be owned by the Shareholder as the beneficial owner of record, with good and marketable title, and there are no actions, suits, proceedings or claims pending or, to the best of the knowledge of the Shareholder, threatened with respect to or in any manner challenging the ownership or disposition of such securities or the exercise of any rights which are derived or attached thereto;

(h) except pursuant to this Agreement, as at the Closing Time, no person will have any agreement or option or any right or privilege (whether by law, pre-emptive right, contract or otherwise) capable of becoming an agreement, option, right or privilege for the purchase or other acquisition from the Shareholder of any of the Shares set forth opposite the name of the Shareholder in Schedule 12 or any interest therein;

(i) such of the Shareholder Loans as are indicated as being payable to the Shareholder are validly due and payable to the Shareholder without any right of set off or counterclaim;

(j) the Shareholder has not received notice of any Claim and is not aware of any Claim, actual or threatened, which prevents or could reasonably be expected to prevent the consummation of the transactions contemplated by this Agreement; and

(k) the Shareholder is not a non-resident of Canada for the purposes of the Canadian Tax Act.

3.2 Representations and Warranties of Shareholders

Each of the Shareholders jointly and severally represents and warrants to Petrowest that:

Corporation's Status

(a) the Corporation is duly organized, validly existing and in good standing under the laws of the jurisdiction of its incorporation, and has the corporate power to own or lease its property and assets and to carry on its business as now conducted by it;

(b) the Corporation has all requisite power and authority to enter into this Agreement and all documents to be delivered pursuant hereto and to perform its obligations hereunder and thereunder;

(c) this Agreement has been duly executed and delivered on behalf of the Corporation and constitutes a legal, valid and binding obligation of the Corporation, enforceable against the Corporation in accordance with its terms, subject to Creditors' Rights and, at the Closing, all documents required hereunder to be executed and delivered by the Corporation will have been duly authorized, executed and delivered by the Corporation and will constitute legal, valid and binding obligations of the Corporation, enforceable in accordance with their terms, subject to Creditors' Rights,

(d) the execution and delivery of this Agreement and all documents to be delivered pursuant hereto, the performance of the terms hereof and thereof and the consummation of the transactions contemplated herein and therein do not and will not:

(i) result in the breach of or violate any term or provision of the charter, by-laws or governing documents of the Corporation; or

(ii) except as set forth in Schedule 13 hereto, conflict with, result in a breach of, constitute a default under, or accelerate or permit the acceleration of the performance required by, any material agreement, instrument, licence, permit or authority to which the Corporation is a party or by which it is bound or to which any of its property is subject or result in the creation of any Encumbrance upon any of the Corporation Assets or the Shares or give to others any material interest or right, including any right of purchase, termination, cancellation or acceleration under any such agreement, instrument, license, permit or authority; or

(iii) violate any provision of law or administrative regulation or any judicial or administrative order, award, judgment or decree applicable to the Corporation or the Corporation Assets;

(e) to the best of their knowledge, the Corporation is, in all material respects, in compliance with all Laws;

(f) the Corporation holds all valid licenses, permits and similar rights and privileges, and has made all filings, applications and reports, that are required or necessary under any Laws to operate its business as currently conducted, the failure to hold which, individually or in the aggregate, would have a material adverse effect on the financial condition, results of operations or business of the Corporation and the present uses by the Corporation of its assets do not materially violate the terms of any such licenses, permits, rights or privileges or any such Laws;

(g) the Corporation has not incurred any obligation or liability, contingent or otherwise, for brokerage fees, finder's fees, agent's commission or other similar forms of compensation with respect to the transaction contemplated herein;

(h) all contracts of insurance maintained by the Corporation are listed in Schedule 14 and are in full force and effect and all premiums due and owing in connection with such policies have been paid; there exists no state or event of default under any insurance policy and there has been no notice or advice of withdrawal of any policy or any notice of conditions for continuation of any coverage that has not been complied with; and the Corporation has given notice or has otherwise presented every material claim known by the Corporation or the Shareholders to be covered by insurance under its insurance policies or contracts in a timely fashion;

(i) the Corporation does not have any Subsidiaries; and the Corporation does not have any agreements of any nature to acquire any Subsidiary, or to acquire or lease any other business operations other than as disclosed in Schedule 1;

(j) as at the Closing Time, the Corporation will not be a party to any agreements of any nature to acquire any securities of any person or to acquire, capitalize or invest in any business;

(k) at the Closing Time, the minute books, stock certificate books and stock transfer ledgers of the Corporation will be true and correct and the minute books will contain the minutes of all meetings, and all resolutions, of the directors and shareholders of the Corporation;

Capitalization

(l) the authorized capital of the Corporation and the issued and outstanding Shares of the Corporation are as set forth in Schedule 15 and all of the Shares set forth as issued are duly and validly issued and are fully paid and non-assessable and are registered as set forth in such Schedule;

(m) no person other than the Shareholders has any agreement or option or any right or privilege (whether by law, pre-emptive right, contract or otherwise) capable of becoming an agreement, option, right or privilege, including, without limitation, any convertible security, warrant or convertible obligation of any nature, for the purchase, subscription, allotment or issuance of any of the unissued shares of the Corporation;

(n) there are no restrictions in either the constating documents or the by-laws of the Corporation, nor in any unanimous shareholders' agreement or voting trust agreement or other similar collateral agreement, which would affect the transferability of Shares from the Shareholders to Petrowest and which will not have been waived prior to Closing;

Financial Status

(o) all of the Books and Records whether of a financial or accounting nature or otherwise have been made available to Petrowest and, have been maintained in accordance with prudent business practices;

(p) the Financial Statements have been prepared in accordance with GAAP applicable in Canada applied on a basis consistent with that of prior periods (except as stated therein) and present fairly the financial position of the Corporation as of the date provided therein and the results of operations and the changes in financial position for the periods then ended. As at the date of the Financial Statements, the Corporation did not have any debt or liabilities of any kind whatsoever (whether accrued, contingent, absolute or otherwise) required to be included in such Financial Statements, including, without limitation, any Liabilities and any liabilities for Taxes or pursuant to any capital lease, except for debt or liabilities as set forth in such financial statements;

(q) except as set forth in Schedule 16 or as contemplated by this Agreement or Approved Capital Commitments, since the date of the last audited financial year of the Corporation or consented to in writing by Petrowest, the Corporation has:

(i) not incurred, assumed or become subject to any Liability, except in the Ordinary Course of Business;

(ii) not granted, suffered or assumed any Encumbrance on or in respect of any of the Corporation Assets, other than Permitted Encumbrances;

(iii) not amended its charter, by-laws or other governing documents;

(iv) not conducted its business other than in all material respects in the Ordinary Course of Business and, without limitation, has not entered into, assumed or become subject to any contract out of the Ordinary Course of Business or any Material Contract;

(v) not amended or terminated any Material Contract;

(vi) not directly or indirectly, declared or paid any dividends, or declared or made any other distribution of its securities, or directly or indirectly, redeemed, purchased or otherwise acquired any of its shares, or agreed to do so, or reduced its stated capital in any manner or purchased, acquired, cancelled or redeemed, or agreed to purchase, acquire, cancel or redeem, any outstanding shares;

(vii) has not forgiven any debt or otherwise triggered or permitted to be triggered any of the provisions of the Canadian Tax Act respecting debt forgiveness including, for greater certainty, Section 79 or Sections 80 to 80.04 of such act, and has not cancelled or released any debts or claims or waived any right pertaining to the Corporation Assets;

(viii) not entered into or amended any employment or consulting agreements, other than in the Ordinary Course of Business;

(ix) not increased the salaries, benefits or other compensation payable to any of its directors, officers or employees and not paid any bonus or fees, other than regular monthly wages, to any Shareholder or an affiliate of a Shareholder, other than as disclosed in writing to Petrowest;

(x) not made any payment whatsoever to, or entered into any agreement with, any person not dealing at arm's length with the Corporation;

(xi) not entered into or amended any Employee Plan;

(xii) used its reasonable commercial efforts to maintain its business organization and preserve its relationships with suppliers, customers and others having business relations with it;

(xiii) not suffered any material adverse change, financial or otherwise, in business, financial condition, assets, properties, liabilities or operations of the Corporation or any occurrences or circumstances which have resulted or might reasonably be expected to result in a material adverse change thereto;

(xiv) not sold any material amounts of inventory or (other than, after the date hereof and prior to the Closing Date, Approved Capital Dispositions) other assets, nor increased its indebtedness other than in the Ordinary Course of Business;

(xv) maintained the Corporation Assets in a proper and prudent manner in accordance with good Canadian oilfield practices; all tracked equipment and undercarriages must be maintained with no more than 50% wear and all rubber-tired equipment must be maintained with no more than 50% wear, to be confirmed by third party inspection; and

(xvi) not made any change in its accounting principles and practices as theretofore applied including, without limitation, the basis upon which its assets and liabilities are recorded on its books and its earnings, profits and losses are ascertained;

(r) there is no suit, action, litigation, investigation, claim, complaint, grievance or proceeding, including appeals and applications for review, in progress, or, to the knowledge of the Shareholders, pending or threatened against or relating to the

Corporation before any Governmental Authority which, if determined adversely to the Corporation, would,

(i) materially and adversely affect the properties, business, future prospects or financial condition of the Corporation,

(ii) enjoin, restrict or prohibit the transfer of all or any part of the Shares as contemplated by this Agreement, or

(iii) prevent the Shareholders or the Corporation from fulfilling all of their obligations set out in this Agreement or arising from this Agreement, and the Shareholders and the Corporation have no knowledge of any existing ground on which any such action, suit, litigation or proceeding might be commenced with any reasonable likelihood of success;

(s) except as set forth in Schedule 17, (i) there are no judgments unsatisfied against the Corporation or any judgment, injunction, order, decree, ruling or charge of any Governmental Authority to which the Corporation or any of the Corporation Assets is subject, (ii) there are no Claims in existence to which the Corporation is a party or any of the Corporation Assets may be bound or (to the knowledge of the Shareholders and the Corporation) threatened against the Corporation or any of the Corporation Assets and (iii) to the knowledge of the Shareholders and the Corporation, there is no basis upon which a material Claim could reasonably expected to be made against the Corporation;

(t) the Corporation has duly and timely (i) filed with the appropriate Governmental Authority or agency in the manner prescribed by Law all Tax Returns required to be filed by it and such Tax Returns are true, complete and accurate in all material respects; (ii) paid all Taxes (including instalments) due and payable by it and made adequate provision in the Financial Statements and accounts thereof for all Taxes payable for the periods reflected therein for which Tax Returns are not yet required to be filed and will make adequate provision in the books and records of the Corporation (including in the materials provided to the auditors in connection with the determination of the Adjustment Amount) for all Taxes payable in respect of the period then ended on the assumption that the Corporation had a taxation year ending on that date; (iii) withheld and remitted to the appropriate Governmental Authorities all amounts required to be withheld by it in respect of the Tax liability of any other person; and (iv) withheld from any amount paid to or credited by it to or for the account or benefit of any person, including any of its officers and directors and any non-resident person, the amount of all Taxes and other deductions required by any Law to be withheld from any such amount and has duly and timely remitted the same to the appropriate taxing or other governmental authority or agency. Notices of assessment of Canadian federal and provincial income tax liabilities of the Corporation have been issued for all taxation years ending on or prior to date of last completed financial year ended more than six months prior to this Agreement, and the Corporation is current with respect to its filing of returns for goods and services taxes payable pursuant to the

Excise Tax Act (Canada). There are no claims, actions, suits, audits, proceedings, investigations or other actions pending or, to the knowledge of any of the Shareholders, threatened in respect of Taxes;

(u) all filings made by any of the Shareholders or the Corporation under which the Corporation has received or is entitled to government incentives, have been made in accordance, in all material respects, with all Laws and contain no misrepresentations which could cause any amount previously paid to, or credited to, or previously accrued on the accounts of the Corporation to be recovered or disallowed;

(v) the Corporation is not a party to any current agreement or other arrangement with any taxation authority and there are no waivers or objections extending the statutory period or providing for an extension of time with respect to the assessment or reassessment or payment of Taxes payable by the Corporation or Tax Returns required to be filed by the Corporation;

(w) the Corporation is not engaged in any discussions or negotiations with any taxation authorities in respect of its Taxes;

(x) except for reserves for income taxes accruing in the current fiscal year, the reserves and accrued liabilities disclosed on or reflected in the Financial Statements and the Books and Records are sufficient in all respects to provide for the liabilities in respect of which they have been established;

(y) (except as set forth in Schedule 18, each of which will be discharged without liability to the Corporation on or prior to the Closing Date) the Corporation has not guaranteed, endorsed, assumed or indemnified, contingently or otherwise, the obligations or indebtedness of any other person;

Employees

(z) except as set forth in Schedule 19, the Corporation is not a party to any written employment contract, consulting agreement, collective bargaining agreement or employee association agreement; the Corporation has not conducted and is not now conducting any negotiations with any labour unions or employee associations; the Corporation has complied with all of its obligations in respect of employment insurance programs, Canada Pension Plan payments and Worker's Compensation payments;

(aa) the only employees of the Corporation are listed in Schedule 19;

(bb) all Employee Plans are listed in Schedule 19 and:

(i) the Corporation has paid or provided for all liabilities for wages, vacation pay, salaries, bonuses, pensions and all other amounts payable under the Employee Plans;

(ii) each of the Employee Plans complies with and has been administered in substantial compliance with the terms thereof and Laws; and

(iii) have been, or will by Closing be, terminated with no further Liability of the Corporation or Petrowest, provided that Petrowest has provided for a replacement plan the terms of which are satisfactory to the Shareholders acting reasonably;

(cc) no Affiliate, director, officer or employee of the Corporation (past or present) or any person not dealing at "**arm's length**" (within the meaning of the Canadian Tax Act) with any such person is indebted to the Corporation and (other than the Shareholder Loans) the Corporation is not indebted to any such person. All transactions between the Corporation and any person not dealing at arm's length were undertaken for fair market value consideration;

Assets

(dd) the Corporation is the sole beneficial and (where its interests are registrable) the sole registered owner of all of the Corporation Assets, with good and valid title, free and clear of all Encumbrances other than Permitted Encumbrances. In particular, without limiting the generality of the foregoing, there has been no assignment, subletting or granting of any licence (of occupation or otherwise) of or in respect of any of the Corporation Assets or any granting of any agreement or right capable of becoming an agreement or option for the purchase of any of the Corporation Assets;

(ee) the Corporation has no material assets except as set forth in Schedule 2, the Corporation Assets are in good working order for the prudent pursuit of the Corporation's business except as set forth in Schedule 20 and the Corporation owns or leases all the assets necessary for the conduct of its business as now conducted by it;

(ff) the accounts receivable of the Corporation in all material respects are good and collectible at the aggregate recorded amounts, except to the extent of any reserves provided for such accounts in the Books and Records for the Corporation and other than the account of Point North Energy in the amount of $475,787.31, and are not subject to any defence, counterclaim or set off;

(gg) the Corporation has made available to Petrowest a correct and complete copy of each Material Contract (as amended to date), all of which are listed in Schedule 21. The Corporation is not in breach of any such Material Contracts in any material respect nor has any circumstance occurred or does any circumstance exist that with the passage of time, notice or both, constitute such a breach, and, to the knowledge of the Shareholders and the Corporation, no third party to any of such Material Contracts is in breach of any such Material Contracts;

(hh) the Corporation has not received any notice alleging its default under any Material Contract, which default has not been rectified as of the date hereof;

(ii) the Corporation is not a party to or bound or affected by any commitment, agreement or document containing any covenant expressly limiting the freedom of the Corporation to compete in any line of business, transfer or move any of its assets or operations or which materially or adversely affects the business practices, operations or conditions of the Corporation or the continued operation of its business after the Closing Date;

(jj) to the knowledge of the Shareholders and the Corporation, the Corporation has not interfered with, infringed upon, misappropriated or otherwise come into conflict with any patent, copyright, trademark, trade secret or other intellectual property rights of any person or received notice of any Claim of any person that they have done so;

(kk) since September 30,2006 no assets have been transferred by the Corporation to the Shareholders, the managers, officers or employees of the Corporation or any party not at arm's length to the Corporation or the Shareholders and any transfer by the Corporation of assets to any party has been for consideration equal to the fair market value of such assets;

Environmental

(ll) except as disclosed in Schedule 22,

(i) to the knowledge of the Shareholders, all Environmental Approvals required to be held by the Corporation have been obtained, are listed in Schedule 22, are valid and in full force and effect, have been and are being complied with in all material respects, and there have been and are no proceedings commenced, applications for proceedings made, nor to the knowledge of the Shareholders have there been any proceedings or applications for proceedings threatened to revoke or amend any Environmental Approvals;

(ii) to the knowledge of the Shareholders, any Release by the Corporation of any Hazardous Substance into the Environment complied and complies with all Environmental Laws;

(iii) the Corporation has not entered into an agreement that may require it to pay, reimburse, guarantee, pledge, defer, indemnify or hold harmless any person from or against any liability or cost relating to any Release of Hazardous Substance or environmental condition or arising from any non-compliance with any Environmental Law;

(iv) the Corporation has not been prosecuted for or convicted of any offence under Environmental Laws or found liable in any proceeding to pay any fine or judgment to any person as a result of any Release or threatened Release of any Hazardous Substance into the Environment or the breach of any Environmental Law and there are no proceedings pending or, to the knowledge of the Shareholders and the Corporation, threatened relating to

the foregoing and, to the knowledge of the Shareholders and the Corporation, there is no basis for any such proceedings; and

(v) to the knowledge of the Shareholders and the Corporation, there is no above-ground or underground storage tank, urea formaldehyde foam insulation, friable asbestos, polychlorinated biphenyls ("**PCBs**") or radioactive substance in, on or under the property covered by any Real Property Leases;

Real Property

(mm) Schedule 7 sets forth a complete list of all of the Real Property and a legal description for such Real Property. The Corporation is the legal and beneficial owner of the Real Property (as set forth in Schedule 7) in fee simple, with good and marketable title thereto, free and clear of all Encumbrances other than Permitted Encumbrances. All accounts for work and services performed or materials placed or furnished upon or in respect of the construction and completion of any of the buildings, improvements or other structures constructed on the Real Property have been fully paid and no one is entitled to claim a lien under the *Builders' Lien Act* (British Columbia) or other similar legislation for such work performed by or on behalf of the Corporation. There are no matters affecting the right, title and interest of the Corporation in and to the Real Property (as set forth in Schedule 7), which in the aggregate, would materially and adversely affect the ability of the Corporation to carry on its business upon the Real Property (as set forth in Schedule 7);

(nn) the Corporation is not a party to any Real Property Leases other than those listed in Schedule 8. The Corporation is not in breach of any such Real Property Leases in any material respect nor has any circumstance occurred or does any circumstance exist that with the passage of time, notice or both, constitute such a breach, and, to the knowledge of the Shareholders and the Corporation, no third party to any of such Real Property Leases is in breach of any such Real Property Leases;

Miscellaneous

(oo) Schedule 23 sets forth a complete list of every financial institution in which the Corporation maintains any depository or other account or safety deposit box and the names of all persons authorized to draw on or who have access to such accounts or safety deposit box; and

(pp) the information provided by or on behalf of the Shareholders or the Corporation with respect to the Corporation constitutes full, plain and true disclosure of all material facts relating to the Corporation, its business, operations and capital, there are no misrepresentations in any written information provided by or on behalf of the Shareholders or the Corporation to Petrowest and none of the Shareholders or the Corporation has knowingly withheld from Petrowest any

information, documents or agreements relevant to the Corporation Assets or the Corporation which might reasonably be expected to be material to a purchaser of the Shares or Corporation Assets.

Conduct of Business

(qq) except as disclosed in Schedule 24, since the Effective Time, the Corporation has not:

(i) incurred, assumed or become subject to any Liabilities, except in the Ordinary Course of Business;

(ii) granted, suffered or assumed any Encumbrance on or in respect of any of the Corporation Assets, other than Permitted Encumbrances;

(iii) amended the Articles of Incorporation, charter, by-laws or other governing documents of the Corporation;

(iv) conducted its business other than in all material respects in the Ordinary Course of Business and in compliance with all applicable laws and, without limitation, has not entered into, assumed or become subject to any contract out of the Ordinary Course of Business or any Material Contract;

(v) amended or terminated any Material Contract;

(vi) directly or indirectly, declared or paid any dividends, or declared or made any other distribution of its securities, or assets or directly or indirectly, redeemed, purchased or otherwise acquired any of its shares, or agreed to do so, or reduced its stated capital in any manner or purchased, acquired, cancel or redeemed, or agreed to purchase, acquire, cancel or redeem, any outstanding shares;

(vii) forgiven any debt or otherwise triggered or permitted to be triggered any of the provisions of the Canadian Tax Act respecting debt forgiveness including, for greater certainty, Section 79 or Sections 80 to 80.04 of such Act, and has not cancelled or released any debts or claims or waived any right pertaining to the Corporation Assets;

(viii) entered into or amended any employment or consulting agreements;

(ix) increased the salaries, benefits or other compensation payable to any of its directors, officers or employees except as disclosed in writing to Petrowest;

(x) made any payment or distribution whatsoever to, or entered into any agreement with, any person not dealing at arm's length with the Corporation;

(xi) entered into or materially amended any Employee Plan;

(xii) suffered any Material Adverse Effect or any occurrences or circumstances which might reasonably be expected to have a Material Adverse Effect;

(xiii) sold any material amounts of inventory or other assets, nor increased its indebtedness other than in the Ordinary Course of Business;

(xiv) made any change in its accounting principles and practices as theretofore applied including, without limitation, the basis upon which its assets and liabilities are recorded on its books and its earnings, profits and losses are ascertained;

(xv) incurred or committed to any capital expenditures, other than the Approved Capital Commitments as set out in Schedule 1;

(xvi) made any cash payment or declared any bonus to the Shareholders, officers, managers, employees or any other party not at arm's length to the Corporation or its Shareholders, and has not paid any amount or transferred any property to reduce Shareholder Loans.

3.3 Representations and Warranties of Petrowest and the Trust

Each of Petrowest and the Trust jointly and severally represents and warrants to each of the Shareholders that:

(a) Petrowest is duly organized and validly existing and in good standing under the law of the jurisdiction of its incorporation and has the corporate power to own or lease its property and assets and to carry on its business as now conducted by it and is duly licensed or qualified to carry on business in each jurisdiction as the nature of its business requires and, at the Closing Date, will have such power and be so licensed or qualified as is required by its business as proposed to be conducted;

(b) the Trust is duly organized and validly existing and in good standing under the law of the jurisdiction of its formation and has the power to own or lease its property and assets and to carry on its business as now conducted by it and is duly licensed or qualified to carry on business in each jurisdiction as the nature of its business requires and, at the Closing Date, will have such power and be so licensed or qualified as is required by its business as proposed to be conducted;

(c) Petrowest has all requisite power and authority to enter into this Agreement and all documents to be delivered pursuant hereto and to perform its obligations hereunder and thereunder;

(d) the Trust has all requisite power and authority to enter into this Agreement and all documents to be delivered pursuant hereto and to perform its obligations hereunder and thereunder;

(e) the execution and delivery of this Agreement and all documents to be delivered pursuant hereto, the performance of the terms hereof and thereof and the consummation of the transactions contemplated herein and therein do not and will not:

(i) result in the breach of or violate any term or provision of the charter, by-laws or governing documents of Petrowest or the declaration of trust of the Trust; or

(ii) conflict with, result in a breach of, constitute a default under, or accelerate or permit the acceleration of the performance required by, any material agreement, instrument, licence, permit or authority to which Petrowest or the Trust is a party or by which it is bound or to which any of its property is subject or result in the creation of any Encumbrance upon any of the assets of Petrowest or the Trust or give to others any material interest or right, including any right of purchase, termination, cancellation or acceleration under any such agreement, instrument, license, permit or authority; or

(iii) violate any provision of law or administrative regulation or any judicial or administrative order, award, judgment or decree applicable to Petrowest or the Trust;

(f) each of the Trust and Petrowest is, in all material respects, in compliance with all Laws;

(g) this Agreement has been duly executed and delivered by Petrowest and constitutes a legal, valid and binding obligation of Petrowest enforceable in accordance with its terms and all documents to be delivered by Petrowest or the Trust, as the case may be, pursuant hereto will be duly executed and delivered by Petrowest and will constitute legal, valid and binding obligations of Petrowest and the Trust, respectively, enforceable in accordance with their respective terms;

(h) the authorized capital of Petrowest is comprised of an unlimited number of common shares and all of the issued and outstanding common shares are held by the Trust;

(i) as of the date hereof, the authorized capital of the Trust is comprised of an unlimited number of Units of which, 28,285,094 Units (including subordinated units) are issued and outstanding, each fully paid and non-assessable;

(j) the Trust is a mutual fund trust under the Canadian Tax Act;

(k) the Units to be issued pursuant to Section 2.2 will be duly and validly issued and delivered as fully paid and non-assessable trust units of the Trust and, other than the escrow contemplated by section 5.2(d), will not be subject to any escrow or restriction on trading;

(l) there is no suit, action, litigation, investigation, claim, complaint, grievance or proceeding, including appeals and applications for review, in progress, or, to the knowledge of Petrowest, pending or threatened against or relating to Petrowest or the Trust before any court, Governmental Authority, commission, board, bureau, agency or arbitration panel which, if determined adversely to Petrowest, would,

(i) materially and adversely affect the properties, business, future prospects or financial condition of Petrowest or the Trust,

(ii) enjoin, restrict or prohibit the transfer of all or any part of the Shares or the issue of Units as contemplated by this Agreement; or

(iii) prevent Petrowest from fulfilling all of its obligations set out in this Agreement or arising from this Agreement, and Petrowest has no knowledge of any existing ground on which any such action, suit, litigation or proceeding might be commenced with any reasonable likelihood of success. There is not presently outstanding against Petrowest any judgement, decree, injunction, rule or order of Governmental Authority; and

(m) Petrowest is not a "non Canadian" within the meaning of the *Investment Canada Act*.

3.4 Non-Waiver

No investigations made by or on behalf of Petrowest or the Shareholders at any time shall have the effect of waiving, diminishing the scope or otherwise affecting any representation or warranty made by the Shareholders or Petrowest, as the case may be, in or pursuant to this Agreement. No waiver of any condition or other provisions, in whole or in part, shall constitute as a waiver of any other condition or provision (whether or not similar) nor shall such waiver constitute a continuing waiver unless otherwise expressly provided.

3.5 Nature and Survival

All representations, warranties and covenants contained in this Agreement on the part of each of the Parties shall survive the Closing, the execution and delivery under this Agreement of any share or security transfer instruments or other documents of title to any of the Shares and the payment of the consideration for the Shares.

ARTICLE 4
COVENANTS

4.1 Covenants of the Shareholders and the Corporation

(a) From the date hereof to and until the Closing Date, the Shareholders and the Corporation shall permit Petrowest, Petrowest's Counsel and Petrowest's authorized representatives to have full access to all files, premises, properties,

personnel, books, records (including Tax Records), auditors, contracts and documents of or pertaining to the Corporation and any predecessor corporations or entities prior to Closing for purposes of performing due diligence with respect to the Corporation and its assets and affairs. The provisions of the Letter of Intent shall continue to be applicable to any information made available by such parties pursuant to the provisions of this Agreement.

(b) Except as set forth in Schedule 25, the Shareholders and the Corporation covenant and agree that from the Effective Time until the Closing Date:

(i) the Corporation shall conduct their business only in, and not take any action except in, the usual, ordinary and regular course of business and consistent with past practices;

(ii) they shall not, without the prior written consent of Petrowest, which shall not be unreasonably withheld or delayed, directly or indirectly do or permit to occur any of the following:

(A) redeem, purchase or offer to purchase any of its shares or other securities unless otherwise required by the terms of such securities;

(B) reorganize, amalgamate or merge with any other person, corporation, partnership or other business organization whatsoever;

(C) acquire, agree to acquire, dispose of or agree to dispose of any person, corporation, partnership, joint venture or other business organization or division or acquire, agree to acquire, dispose of or agree to dispose of any assets, which, in each case, are individually or in the aggregate material;

(D) relinquish any contractual rights which are individually or in the aggregate material;

(E) other than pursuant to existing employment, termination or compensation arrangements or policies, in the case of officers or directors, take any action with respect to the entering into or modifying of any employment, severance or similar agreements, policies or arrangements or with respect to the grant of any bonuses, salary increases, stock options, profit sharing, retirement allowances, deferred compensation, incentive compensation, severance or termination pay or any other form of compensation or profit sharing or with respect to any increase of benefits payable, or make any loan to, any of its officers or directors;

(F) other than pursuant to existing employment, termination or compensation arrangements or policies, in the case of its employees who are not officers or directors, take any action with respect to the entering into or modifying of any employment,

severance, collective bargaining or similar agreements, policies or arrangements or with respect to the grant of any bonuses, salary increases, stock options, profit sharing, retirement allowances, deferred compensation, incentive compensation, severance or termination pay or any other form of compensation or profit sharing or with respect to any increase of benefits payable, or make any loan to, any of its employees;

(G) incur or commit to capital or operating expenditures individually exceeding $5,000 or exceeding $100,000 in the aggregate;

(iii) provide Petrowest with access to its premises and employees to facilitate the integration of operations and accounting systems at the Closing Time;

(iv) cooperate with Petrowest in structuring the acquisition of the Corporation in a tax efficient manner;

(c) the Corporation shall:

(i) use its reasonable commercial efforts to preserve intact its business, assets and goodwill, to keep available the services of its officers and employees as a group and to maintain satisfactory relationships with suppliers, agents, distributors, customers and others having business relationships with it;

(ii) not take any action that would interfere with or be inconsistent with the completion of the transactions contemplated hereby or that would render, or that reasonably may be expected to render, any representation or warranty made by it in this Agreement untrue in any material respect at any time prior to the Closing Time if then made;

(d) Each of the Shareholders and the Corporation who is a party to or bound by the Unanimous Shareholders Agreement hereby agrees and consents to the termination of such agreement immediately prior to the Closing Time and, subject to Closing occurring, hereby irrevocably waives and releases each of the others from and in respect of any and all obligations thereunder, whether due on, prior to or after the date hereof.

(e) Upon any restructuring or reorganization of the Corporation resulting in any person, other than the Shareholders, acquiring any of the Shares, the Shareholders shall cause such person to execute a counterpart signature page to this Agreement.

4.2 Efforts to Satisfy Conditions

Each Party shall use all reasonable commercial efforts and shall proceed diligently, honestly and in good faith to cause the conditions set forth in Section 5.1, Section 5.2 and Section 5.3 which are within its reasonable control to be satisfied. Each Party shall provide such information and cooperation to the other Party as it may reasonably request in connection with the satisfaction of such conditions.

4.3 Tax Returns

(a) The Shareholders shall cause the Corporation to prepare and file in a timely manner (at its cost and in consultation with the Shareholders) all Tax Returns required to be filed by the Corporation for any period that ends on or before the Closing Date and for which Tax Returns have not been filed as of the Closing Date. Petrowest shall obtain the consent of Shareholders to any Tax Returns filed in respect of any period ending on or prior to the Closing Date, which consent shall be deemed received unless the Shareholders advises otherwise within 10 business days following receipt of the return and request for consent. The Shareholders and Petrowest shall co-operate fully with each other and none of the Parties will unreasonably withhold its consent to a request made by any other Party with respect to such Tax Returns. Such Tax Returns will be prepared in accordance with reasonable business practices and the Corporation's past practices. The Parties agree that an election shall be made by the Corporation in its Tax Return filed for its taxation year ending immediately before the acquisition of control by Petrowest not to have subsection 256(9) of the Canadian Tax Act apply, with the result that the taxation year of the Corporation shall end immediately before the Closing Time.

(b) No Tax Returns shall be filed by any of the Shareholders between the date hereof and the Closing Date except with the prior written consent of Petrowest, which consent shall not be unreasonably withheld.

4.4 Adjustments, Allocation of Profits

(a) All profits earned by the Corporation after the Effective Time shall remain in the Corporation for the benefit of Petrowest and will increase the Working Capital or decrease the indebtedness of the Corporation and increase the retained earnings of the Corporation.

(b) In the event the retained earnings on the Closing Date (adjusted for the net after tax bonus payable in accordance with Section 4.4(d)) are less than the retained earnings on the Effective Time, as determined by the Auditors, the Shareholders shall indemnify Petrowest for the difference in accordance with Article 7.

(c) In the event the Working Capital on the Closing Date (adjusted for the net after tax bonus payable in accordance with Section 4.4(d), where applicable) is less than the amount provided for in the Financial Statements, as at September 30, 2006, as determined by the Auditors, the Shareholders shall indemnify Petrowest for the difference in accordance with Article 7.

(d) Petrowest and the Shareholders agree that bonuses, consistent with the Corporation's past practice, will be declared by the Corporation payable to Richard Quigley effective at or before December 31, 2006 in an amount, in aggregate, equal to the taxable income of the Corporation for the period ended at December 31, 2006 in excess of the small business deduction under the *Income*

Tax Act (Canada) (consistent with historical accounting policies of the Corporations and claiming the maximum capital cost allowance deductions), which bonus, net of any applicable withholdings, shall for greater certainty constitute an increase in Shareholder Loans. For greater certainty, there shall be no cash payment of the bonuses declared in accordance with this section.

(e) Long Term Debt at the Closing Time shall not exceed $593,899. In the event Long Term Debt exceeds such amount, the Shareholders shall indemnify Petrowest for the difference in accordance with Article 7.

(f) In the event that the Closing occurs after April 30, 2007, Petrowest agrees to pay the Shareholders an amount equal to the cash distribution payable for the month of April on the 1,685,000 Units delivered to the Shareholders hereunder.

(g) All Encumbrances, other than Permitted Encumbrances, must be extinguished and discharged no later than the Closing Time or the Shareholders shall deliver to Petrowest at the Closing Time a payout statement and confirmation that the Shareholders' Counsel has a release and discharge in respect of such Encumbrances in trust for release upon payment to the secured party. If any Encumbrances other than Permitted Encumbrances are remaining at the Closing Time, the Shareholders shall indemnify Petrowest for the amount thereof (as well as any prepayment interest penalties and any other costs associated with the extinguishment and discharge) in accordance with Article 7.

(h) For greater certainty, the Corporation will be amalgamated with Petrowest and all assets of the Corporation at the Closing Time will become the property of Petrowest, whether or not listed on Schedule 2 or 3.

4.5 Restrictive Covenant

Petrowest and the Shareholders agree that $1.00 of the purchase price shall be allocated to the restrictive covenant in the agreements referred to in Section 5.1(c), which allocation shall be adjusted to the amount determined by the Auditors following completion of the audit of the purchase price. Petrowest and the Shareholders agree to jointly file the election required pursuant to Section 56.4(3)(c) of the Canadian Tax Act, within the time required by such act, for the adjusted amount as determined by the Auditors.

ARTICLE 5
CONDITIONS TO CLOSING

5.1 Mutual Conditions

The obligations of Petrowest, the Shareholders and the Corporation pursuant hereto are subject to the following conditions being satisfied in all respects at or prior to the Closing Time, or such earlier time as is specified below:

(a) there shall not be any suit, action or other proceeding that shall, at Closing, be pending against any of the Parties before any Governmental Authority and no law, regulation or policy shall have been proposed, enacted or applied: (i) making illegal or seeking to restrain, prohibit or obtain damages or other relief in connection with the consummation of the transactions contemplated by this Agreement; (ii) prohibiting or materially limiting the ownership or operation by Petrowest of a material portion of the business or assets thereof or requiring Petrowest to dispose of or hold separately any such portion of any Shares or Corporation Assets, as applicable; or (iii) making the consummation of the transactions contemplated by this Agreement materially more costly to Petrowest or materially reducing the value of the Shares;

(b) all Required Approvals shall have been obtained on terms acceptable to the Shareholders and Petrowest, acting reasonably, at or prior to the Closing Time; and

(c) Petrowest and each of the persons listed in Schedule 26 hereto shall have executed and delivered an employment agreement in the form set forth in such Schedule.

5.2 Conditions for the Benefit of Petrowest

The obligations of Petrowest to buy the Shares and Shareholder Loans from the Shareholders pursuant hereto are subject to the following conditions (which are for the exclusive benefit of Petrowest) being satisfied in all respects at or prior to the Closing Time, or such earlier time as is specified below:

(a) the representations and warranties of the Shareholders in this Agreement shall be true and correct in all material respects at the Closing Time with the same force and effect as if made at and as of such time;

(b) the Shareholders and the Corporation shall have performed or complied in all material respects with all of the terms, covenants and conditions of this Agreement to be performed or complied with by the Shareholders and the Corporation at or prior to the Closing Time pursuant hereto;

(c) [Intentionally Deleted];

(d) at Closing, the Shareholders shall have delivered all items which they are required to deliver pursuant to Section 6.2 and shall have duly executed and delivered an agreement to escrow the Units to be issued pursuant to Section 2.2 for release as to 25% on the first anniversary of the Closing Date and the remainder on the second anniversary of the Closing Date;

(e) the Shareholders shall have delivered opinions of the Shareholders' Counsel as to the matters in Section 3.1(a), (b), (c) and (d) and Section 3.2(a), (b), (c) and (d)(i), in form and substance satisfactory to Petrowest, acting reasonably;

(f) each of the Shareholders shall have delivered, on the Closing Date, a certificate of such Shareholder dated the Closing Date, addressed to Petrowest and signed by the Shareholder or, in the case of a Shareholder that is a corporation, signed on the Shareholder's behalf by its President or such other officer or director satisfactory to Petrowest, acting reasonably, certifying that to the knowledge of the Shareholders the representations and warranties of the Shareholder set forth in this Agreement are true and correct at the Closing Time, as if made at such time and the Shareholder has not breached, or failed to comply with, in any material respect, any of its covenants or other obligations under this Agreement;

(g) Petrowest shall have obtained all applicable governmental, regulatory and contractual approvals to complete the transactions contemplated by this Agreement; and

(h) at Closing, the Redundant Assets shall be transferred by the Corporation to Richard Quigley, Richard Quigley shall pay to the Corporation therefor either cash consideration or a corresponding reduction in the purchase price payable by Petrowest.

5.3 Conditions for the Benefit of the Shareholders

The Shareholders' obligations to Petrowest pursuant hereto are subject to the following conditions (which are for the exclusive benefit of the Shareholders) being satisfied in all respects at or prior to the Closing Time or such earlier time as is specified below:

(a) the representations and warranties of Petrowest in this Agreement shall be true and correct in all material respects at the Closing Time with the same force and effect as if made at and as of such time;

(b) Petrowest shall have performed or complied in all material respects with all of the terms, covenants and conditions of this Agreement to be performed or complied with by Petrowest at or prior to the Closing Time pursuant hereto;

(c) at Closing, Petrowest shall have delivered all items they are required to deliver pursuant to Section 6.3;

(d) Petrowest shall have delivered, on the Closing Date, a certificate of Petrowest dated the Closing Date, addressed to the Shareholders and signed on Petrowest's behalf by its President or such other officer or director satisfactory to the Shareholders, acting reasonably, certifying that the representations and warranties of Petrowest set forth in this Agreement are true and correct at the Closing Time, as if made at such time and Petrowest has not breached, or failed to comply with, in any material respect, any of its covenants or other obligations under this Agreement;

(e) Petrowest shall have delivered an opinion of Petrowest's Counsel as to the matters set forth in Section 3.3(a), (b), (c), (d), (e)(i), (e)(iii), (g), (i), (j), (k) and (m) in form and substance satisfactory to the Shareholders, acting reasonably; and

(f) Petrowest shall have agreed to indemnify Richard Quigley in respect of liabilities thereof pursuant to his guarantee of the obligations of the Corporation to the parties listed in Schedule 27 or any other party in the ordinary course of business of the Corporation and/or secured their release therefrom, in either case in form and substance satisfactory to Richard Quigley, acting reasonably.

ARTICLE 6
CLOSING

6.1 Closing

The Closing shall take place at the Closing Time at the offices of Petrowest located at Suite 204, 10605 Westside Drive, Grande Prairie, Alberta T8V 8E6, or at such other place as may be agreed upon by the Shareholders and Petrowest.

6.2 Deliveries by the Shareholders at Closing

At Closing, the Shareholders shall deliver to Petrowest:

(a) an updated version of Schedule 12 indicating the beneficial owners of record of all of the Shares;

(b) an updated version of Schedule 15 indicating the authorized capital of the Corporation and the issued and outstanding shares of the Corporation;

(c) the certificates representing the Shares duly endorsed for transfer by the Shareholders and new share certificates issued in the name of Petrowest in respect of the Shares;

(d) certificates of the appropriate government officials, dated the Closing Date, evidencing the existence and good standing of each of the Shareholders, if a corporation and the Corporation in the jurisdiction of its organization;

(e) the minute books, corporate seals and all corporate records of the Corporation;

(f) resignations and releases of all directors and officers of the Corporation and reciprocal releases of such directors and officers by the Corporation, each in form and substance satisfactory to Petrowest;

(g) certified copies of directors' resolutions of the Corporation confirming approval of the transfer of the Shares to Petrowest in accordance with the terms and conditions of this Agreement;

(h) such other documents and instruments as Petrowest's Counsel may reasonably require; and

(i) transfers in respect of Shareholders' Loans.

6.3 Deliveries by Petrowest at Closing

At Closing, Petrowest shall pay the purchase price to Carter, Lock & Horrigan, Barristers and Solicitors, in trust for the Shareholders, including delivering certificates to the Shareholders representing the Units issuable to the Shareholders pursuant to Section 2.2.

6.4 Closing Escrow

The items tabled at Closing pursuant to Section 6.2 and Section 6.3 shall be held in escrow until all of such items have been tabled and then shall remain in escrow until the Closing Time. At the Closing Time, provided all conditions in Article 5 have been satisfied or waived, such escrow shall be terminated and the items described in Section 6.2 shall be delivered to Petrowest and the items described in Section 6.3 shall be delivered to the Shareholders and the Closing shall have occurred. If such escrow is not released on or before 4:00 p.m. (Calgary Time) on May 30, 2007 and the Parties do not agree to an extension of the escrow, the Closing shall be deemed not to have occurred and the documents and certificates tabled by a Party pursuant to this Article 6 shall be returned to that Party.

ARTICLE 7
INDEMNITIES

7.1 Shareholders Indemnity

After Closing but subject to Section 7.4, each of the Shareholders jointly and severally agrees to indemnify and save harmless each of Petrowest, the Trust and their Affiliates from and against all Losses and Obligations which they suffer, sustain, pay or incur, directly or indirectly:

(i) as a consequence of or in connection with a breach of a representation or warranty made by any of the Shareholders or the Corporation in this Agreement or a breach by any of the Shareholders or the Corporation of any of the covenants made by any thereof in this Agreement; or

(ii) as a consequence of or in connection with any environmental matter relating to the Corporation or the Corporations Assets prior to the Closing Time;

except any such Losses and Obligations as have been caused by or result from the gross negligence or wilful misconduct of any such indemnified person. The Parties agree that for the purposes of Section 7.1(i), in the case of any breach of representation or warranty of any of the Shareholders, the measure of Losses and Obligations in respect thereof will be, dollar for dollar, the difference in what would have been the position (financial and otherwise) of the Corporation had such representation been true or the warranty not breached and the actual position (financial and otherwise) of the Corporation (given such misrepresentation or breach of warranty).

7.2 Petrowest Indemnity

After Closing, Petrowest and the Trust agree to indemnify and save harmless each of the Shareholders and their Affiliates from and against all Losses and Obligations which they suffer, sustain, pay or incur, directly or indirectly, as a consequence of or in connection with:

(i) a breach of a representation or warranty made by Petrowest or the Trust in this Agreement or a breach by Petrowest or the Trust of a covenant made by it in this Agreement; or

(ii) subject to the Shareholders' obligations in respect of the indemnity contained in Section 7.1, any matter or circumstance relating to Corporation Assets or the operation thereof which occurs after the Closing Time or which relates to the Corporation and occurs after the Closing Time;

except any such Losses and Obligations as have been caused by or result from the gross negligence or wilful misconduct of any such indemnified person.

7.3 Tax Indemnity

(a) After Closing, the Shareholders shall be jointly and severally liable to and agree to indemnify and save harmless the Corporation (which in this Section 7.3 includes the Corporation's successors and assigns) in respect of all Losses and Obligations which the Corporation may suffer, sustain, pay or incur as a consequence of or in connection with any breach of any of the representations and warranties in Section 3.2(t) to (x) inclusive.

(b) Any person entitled to indemnification as herein set forth (the "**Indemnified Parties**") shall give prompt written notice to the Shareholders whenever it becomes aware that a Claim has been or may be made for which the Shareholders may be liable pursuant to this Section 7.3 (the "**Tax Indemnity**"). Unless the Shareholders notify the Indemnified Parties that it elects not to have carriage and control of a Claim the Shareholders shall, at their own expense and employing counsel of their own choice, have full carriage and control of the contestation of any such Claim, provided that if the Claim does not relate solely to matters to which the Tax Indemnity may apply, the Indemnified Parties shall, at its own expense and employing counsel of its own choice, have full carriage and control of the contestation of the portion of the Claims relating to matters to which the Tax Indemnity does not relate; and further provided that where the Shareholders have carriage and control of a Claim neither the Indemnified Parties nor the Corporation will agree to any compromise or settlement of such Claim to which the Tax Indemnity may apply without the consent of the Shareholders which will not be unreasonably withheld. Notwithstanding the foregoing, the Shareholders' right to have carriage and control of the contestation of any such Claim shall only apply and continue to apply after payment of the amount of such Claim or the provision of such security as is necessary to avoid a lien being placed on the

property of the Corporation in respect of such Claim. Where the Shareholders have carriage and control of a Claim, if the Indemnified Parties do not consent to a settlement of a Claim to which the Tax Indemnity may apply following a request from the Shareholders to do so, the obligation of the Shareholders to indemnify the Indemnified Parties for the Claim shall be limited to the amount that the Shareholders would have been required to pay pursuant hereto in respect of the Claim if the settlement had been accepted and the Shareholders shall forthwith transfer carriage of the contestation of the Claim to the Indemnified Parties or its nominee. The Indemnified Parties, the Corporation and the Shareholders shall cooperate with each other and allow each other reasonable access to documents and records in any defence of any such Claims and shall keep each other reasonably informed of the conduct thereof. If the Shareholders elect not to have carriage and control of the contestation of the Claim, the Indemnified Parties and the Corporation shall be under no obligation to contest, settle or compromise the Claim and such failure to contest, settle or compromise the Claim shall not prejudice its rights pursuant to this Indemnity.

(c) The Parties undertake to inform each other of any audit inquiries with respect to issues to which the Tax Indemnity may apply and to cooperate with each other in making any representations prior to any assessment to which those indemnities may apply.

(d) The amounts payable in respect of the Tax Indemnity shall constitute and be treated by the parties as an adjustment to the purchase price.

7.4 Limitations on Indemnities

(a) No Claim for performance of an indemnity or in respect of a breach of any covenant, representation or warranty made in this Agreement (other than pursuant to Section 7.3) shall be made or be enforceable, whether by legal proceedings or otherwise, unless written notice of such Claim is given by the party seeking redress to the party or parties from whom redress is sought on or before: (i) in respect of a breach of Section 3.2(kk), the expiry of the statutory period in which a Claim, assessment or reassessment may be brought or effected against the Corporation in respect thereof; (ii) in respect of a breach of any of Section 3.2(t) to (x), the expiry of ninety days after the relevant Governmental Authorities shall no longer be entitled to assess liability for tax against the Corporation for any particular taxation year ended on or prior to the Closing Date, having regard without limitation, to any waivers given by the Shareholders of the Corporation in respect of any taxation year; and (iii) otherwise, the expiry of eighteen months from the Closing Date;

(b) The maximum cumulative liability of the Shareholders in respect of indemnities and breaches of the representations, warranties and covenants made by the Shareholders in this Agreement (other than pursuant to Section 7.3) shall not exceed the purchase price;

(c) Except as otherwise set out herein, the parties' sole remedy for a misrepresentation or breach of a warranty or other agreement contained in this Agreement is limited to the indemnities contained in Article 7 and is limited by the provisions of this Section 7.4;

(d) Notwithstanding anything to the contrary set forth in this Agreement, the Shareholder shall have no liability to Petrowest for any specific matter or claim for which Petrowest has received an adjustment to the purchase price to the extent of such adjustment;

(e) Petrowest shall not be entitled to make a Claim against the Shareholders for indemnity pursuant to this Agreement unless and until the aggregate amount of all Losses and Obligations with respect to all Claims asserted by Petrowest under this Agreement (other than pursuant to Section 7.3) exceeds 1% of the purchase price. Once such minimum threshold in Losses and Obligations has been sustained by Petrowest, the entirety of all Losses and Obligations sustained by Petrowest shall be compensable under this Section 7.4, subject to the other provisions of this Section. Claims pursuant to Section 7.3 shall not be included in claims for the purposes of this Section 7.4(e);

(f) Petrowest's Losses hereunder shall be deemed reduced by the amount of any insurance proceeds and any tax benefits received by Petrowest with respect to such Losses; and

(g) Petrowest shall not be entitled to indemnity under both Section 7.3 and Section 7.1 for the same Loss.

7.5 Indemnification Procedure

(a) For purposes of this Section 7.5, the term "**Indemnifying Party**" when used in connection with a Claim shall mean the Person having an obligation to indemnify the other Party with respect to such Claim pursuant to this Agreement (other than under Section 7.3), and the term "**Indemnified Party**" when used in connection with a particular Claim shall mean the Person having the right to be indemnified with respect to such Claim by the other Party pursuant to this Agreement (other than under Section 7.3)

(b) To make claim for indemnification, an Indemnified Party shall notify the Indemnifying Party of its claim under this Section 7.5, including the specific details of and specific basis under this Agreement for its claim (the "**Claim Notice**"). In the event that the claim for indemnification is based upon a claim by a third party against the Indemnified Party (a "**Third Party Claim**"), the Indemnified Party shall provide its Claim Notice promptly after the Indemnified Party has actual knowledge of the Third Party Claim and shall enclose a copy of all papers (if any) served with respect to the Third Party Claim; provided that the failure of any Indemnified Party to give notice of a Third Party Claim as provided in this Section 7.5 shall not relieve the Indemnifying Party of its obligations under

this Agreement except to the extent such failure results in insufficient time being available to permit the Indemnifying Party to effectively defend against the Third Party Claim or otherwise materially prejudices the Indemnifying Party's ability to defend against the Third Party Claim. In the event that the claim for indemnification is based upon an inaccuracy or breach of a representation, warranty, covenant or agreement, the Claim Notice shall specify the representation, warranty, covenant or agreement which was inaccurate or breached.

(c) In the case of a claim for indemnification based upon a Third Party Claim, the Indemnifying Party shall have 30 days from its receipt of the Claim Notice to notify the Indemnified Party whether it admits or denies its liability to defend the Indemnified Party against such Third Party Claim at the sole cost and expense of the Indemnifying Party. The Indemnified Party is authorized, prior to and during such 30-day period, to file any motion, answer or other pleading that it shall deem necessary or appropriate to protect its interests or those of the Indemnifying Party and that is not prejudicial to the Indemnifying Party.

(d) If the Indemnifying Party admits its liability, it shall have the right and obligation to diligently defend, at its sole cost and expense, the Third Party Claim. The Indemnifying Party shall have full control of such defense and proceedings, including any compromise or settlement thereof. If requested by the Indemnifying Party, the Indemnified Party agrees to cooperate, at the cost and expense of the Indemnifying Party, in contesting any Third Party Claim which the Indemnifying Party elects to contest. The Indemnified Party may participate in, but not control, any defense or settlement of any Third Party Claim controlled by the Indemnifying Party pursuant to this Section 7.5(d). An Indemnifying Party shall not, without the written consent of the Indemnified Party, (i) settle any Third Party Claim or consent to the entry of any judgment with respect thereto which does not include an unconditional written release of the Indemnified Party from all liability in respect of such Third Party Claim or (ii) settle any Third Party Claim or consent to the entry of any judgment with respect thereto in any manner that may materially and adversely affect the Indemnified Party (other than as a result of money damages covered by the indemnity).

(e) If the Indemnifying Party does not admit its liability or admits its liability but fails to diligently prosecute or settle the Third Party Claim, then the Indemnified Party shall have the right to defend against the Third Party Claim at the sole cost and expense of the Indemnifying Party, with counsel of the Indemnified Party's choosing, subject to the right of the Indemnifying Party to admit its liability and assume the defense of the Third Party Claim at any time prior to settlement or final determination thereof. If the Indemnifying Party has not yet admitted its liability for a Third Party Claim, the Indemnified Party shall send written notice to the Indemnifying Party of any proposed settlement and the Indemnifying Party shall have the option for 10 days following receipt of such notice to (i) admit in writing its liability for the Third Party Claim and (ii) if liability is so admitted, reject, in its reasonable judgment, the proposed settlement.

(f) In the case of a claim for indemnification not based upon a Third Party Claim, the Indemnifying Party shall have 30 days from its receipt of the Claim Notice to (i) cure the Losses and Obligations complained of; (ii) admit its liability for such Losses or (iii) dispute the claim for such Losses and Obligations. If the Indemnifying Party does not notify the Indemnified Party within such 30-day period that it has cured the Losses and Obligations or that it disputes the claim for such Losses and Obligations, the amount of such Losses and Obligations shall conclusively be deemed a liability of the Indemnifying Party hereunder.

7.6 Materiality

For the purposes of calculating Losses and Obligations in conjunction with any breach of a representation, warranty or covenant pursuant to Sections 7.1, 7.2 or 7.3, any standard or threshold of materiality relating to such breached representation, warranty or covenant shall be ignored.

ARTICLE 8
TERMINATION

8.1 Termination

If this Agreement is terminated prior to the Closing occurring pursuant to Section 5.1, Section 5.2 or Section 5.3, the Parties shall be released from all obligations under this Agreement except the Confidentiality and Non-disclosure Agreement shall remain in full force and effect in accordance with its terms, and each Party shall remain liable for breaches by it of this Agreement occurring prior to such termination. Subject to the foregoing provisions of this Section, following such termination, each Party shall be responsible for the costs and expenses incurred by it in connection with this Agreement and the transactions contemplated hereby.

8.2 Survival

Subject to the limitations and provisions set forth in this Agreement, notwithstanding the occurrence of Closing and the items delivered at Closing pursuant hereto, the representations, warranties, covenants and indemnities contained in this Agreement shall survive the Closing and the delivery of the items delivered at Closing pursuant hereto for the benefit of the Parties in accordance with terms hereof. Notwithstanding any other provision of this Agreement, no limitation in respect of the survival of any provision of this Agreement or the period in respect of which any Claims or other recourse may be made shall apply insofar as the breach of the provision or the matter in respect of which recourse is sought involves fraud on the part of the Party or Parties against whom the provision is sought to be enforced or from whom such recourse is sought. If any document executed at or after Closing, pursuant hereto is inconsistent with the provisions of this Agreement, the provisions of this Agreement shall prevail unless the Parties expressly and explicitly agree to the contrary.

ARTICLE 9
ARBITRATION

9.1 Procedure

Any controversy submitted to arbitration pursuant to this Agreement shall be subject to the following principles:

(a) Upon written demand of a Party, representatives of the Parties shall meet and attempt to appoint a single arbitrator. If such representatives are unable to agree on a single arbitrator within five (5) days of such demand, then upon written demand by any Party, any Shareholder and Petrowest shall, within ten (10) days of such demand, each name an arbitrator and the two arbitrators so named shall promptly thereafter choose a third. If a Party shall fail to name an arbitrator within ten (10) days from such demand, then the arbitrator for that Party shall be appointed by any Justice of the Court of Queen's Bench of Alberta upon application by the other Party. If the two arbitrators shall fail within ten (10) days from their appointment to agree upon and appoint the third arbitrator, then such third arbitrator shall be appointed by any Justice of the Court of Queen's Bench of Alberta upon request of either Party.

(b) The arbitrator or arbitrators selected to act hereunder shall be qualified by education, experience and training to pass upon the particular question in dispute.

(c) The arbitrator or arbitrators chosen as aforesaid shall proceed immediately to hear and determine the question or questions in dispute. The decision of the single arbitrator shall be made within forty-five (45) days after his or her appointment, subject to any reasonable delay due to unforeseen circumstances. Where there are three arbitrators, the decision of the arbitrators, or a majority of them, shall be made within forty-five (45) days after the appointment of the third arbitrator, subject to any reasonable delay due to unforeseen circumstances. In the event the single arbitrator or the arbitrators, or a majority of them, fail to make a decision within the period herein prescribed, then either Party may elect to have a new single arbitrator or arbitrators chosen in the manner herein prescribed, as if none had previously been selected.

(d) The decision of the single arbitrator or the decision of the arbitrators, or a majority of them, shall be drawn up in writing and signed by the single arbitrator or by the arbitrators, or a majority of them, and shall be final and binding upon the parties hereto.

(e) The liability between the Parties hereto for the payment of the compensation and expenses of the single arbitrator or the arbitrators shall be determined by the arbitrator or arbitrators, as the case may be.

(f) Arbitration pursuant hereto shall be governed in all respects not addressed herein by the provisions of the *Arbitration Act* (Alberta) and regulations thereunder.

ARTICLE 10
NOTICES

10.1 Notices

Any notice, consent, waiver, direction or other communication required or permitted to be given under this Agreement by a party to any other party shall be in writing and shall be delivered by hand delivery, facsimile transmission or (provided that the mailing party does not know and should not reasonably have known of any disruption or anticipated disruption of postal service which might affect delivery of the mail) by registered mail (postage prepaid), addressed to the party to whom the notice is to be given, at its address for service herein. Any notice, consent, waiver, direction or other communication aforesaid shall, if hand delivered or delivered by facsimile transmission, be deemed to have been given and received on the date on which it was hand delivered or delivered by facsimile transmission to the address provided herein (if a business day and, if not, the next succeeding business day) and if sent by registered mail be deemed to have been given and received on the third business day at the point of delivery following the date on which it was so sent.

10.2 Address for Service

The address for service of each of the parties hereto shall be as follows:

if to Petrowest or the Trust:

Petrowest Services Ltd.
Suite 204, 10605 Westside Drive
Grande Prairie, AB
T8V 8E6

Attention: Kenneth Drysdale
Facsimile: (780) 830-0882

with a copy to:

Petrowest Services Ltd.
1020 407 2nd St. SW
Calgary, AB
T2P 2Y3

Attention: John Paul
Facsimile: (403) 237-0880

Bennett Jones LLP
4500, 855 – 2nd Street S.W.
Calgary, AB T2P 4K7

Attention: Brad D. Markel
Facsimile: (403) 265-7219

if to the Shareholders and/or the Corporation:



Attention: Steven Cope, Barrister and Solicitor



Attention:

with a copy to:

Carter, Lock & Horrigan,
Barristers and Solicitors
#200, Whitby House
9803 - 101 Avenue
Grande Prairie, AB, T8V 0X6

Attention: Roy Carter, Q.C.
Facsimile: (780) 538-3853

or such other address as may be designated by notice to the other Parties.

ARTICLE 11
MISCELLANEOUS

11.1 Further Assurances

Each Party shall, from time to time, and at all times hereafter, at the request of another Party, but without further consideration, do all such further acts and execute and deliver all such further documents and instruments as shall be reasonably required in order to fully perform and carry out the terms and intent hereof.

11.2 Time of the Essence

Time shall be of the essence of this Agreement.

11.3 Public Announcements

Until Closing has occurred, no public announcement or press release concerning the sale and purchase of the Shares shall be made by a Party or its Affiliates without the prior written consent and joint approval of the other Party, which consent and approval shall not be

unreasonably withheld or delayed; provided that nothing contained herein shall prevent either Party at any time furnishing any information to any governmental agency or regulatory authority (including applicable stock exchanges) or to the public if required by Laws or the rule of a stock exchange.

11.4 Amendments and Waiver

No modification of or amendment to this Agreement shall be valid or binding unless set forth in writing and duly executed by both Parties and no waiver of any breach of any term or provisions of this Agreement shall be effective or binding unless made in writing and signed by the Party purporting to give the same and, unless otherwise provided, shall be limited to the specific breach waived. No failure on the part of any Party in exercising any right or remedy hereunder shall operate as a waiver thereof, nor shall any single or partial exercise of any such right or remedy preclude any other or further exercise thereof or the exercise of any other right or remedy in law or in equity or by statute or otherwise conferred.

11.5 Entire Agreement

This Agreement together with the Confidentiality and Non-disclosure Agreement and the agreements and other documents to be delivered pursuant to this Agreement, constitute the entire agreement between the Parties pertaining to the subject matter of this Agreement and supersede all prior agreements, understandings, negotiations and discussions, whether oral or written, of the Parties, including the Letter of Intent and there are no warranties, representations or other agreements between the Parties in connection with the subject matter of this Agreement except as specifically set forth in this Agreement, and any document delivered pursuant to this Agreement. No supplement, modification or waiver or termination of this Agreement shall be binding unless executed in writing by the Party to be bound thereby.

11.6 Applicable Law

This Agreement shall be construed in accordance with the laws of the Province of Alberta and the laws of Canada applicable therein and shall be treated, in all respects, as an Alberta contract.

11.7 Amendments

This Agreement may only be amended by a written instrument signed by the Parties.

11.8 Severability

If any one or more of the provisions or parts thereof contained in this Agreement should be or become invalid, illegal or unenforceable in any respect in any jurisdiction, the remaining provisions or parts thereof contained herein shall be and shall be conclusively deemed to be, as to such jurisdiction, severable therefrom and:

(a) the validity, legality or enforceability of such remaining provisions or parts thereof shall not in any way be affected or impaired by the severance of the provisions or parts thereof severed; and

(b) the invalidity, illegality or unenforceability of any provision or part thereof contained in this Agreement in any jurisdiction shall not affect or impair such provision or part thereof or any other provisions of this Agreement in any other jurisdiction.

11.9 Execution in Counterpart

This Agreement may be executed in any number of counterparts with the same effect as if all signatories to the counterparts had signed one document, all such counterparts shall together constitute, and be construed as, one instrument and each of such counterparts shall, notwithstanding the date of its execution, be deemed to bear the date first above written. Delivery of counterparts may be effected by facsimile transmission.

11.10 Benefit of the Agreement

This Agreement shall enure to the benefit of and be binding upon the respective heirs, executors, administrators, successors and permitted assigns of the Parties. No person other than the Parties and their successors and permitted assigns shall be entitled to any rights or benefits hereunder.

11.11 Assignment

This Agreement may not be assigned by any Party without the prior consent of the other Parties, provided that: (i) Petrowest may assign its rights and obligations under this agreement to an Affiliate of Petrowest if, contemporaneous therewith, such Affiliate of Petrowest agrees to be bound by all representations, warranties, covenants and indemnities of Petrowest hereunder; and (ii) any Shareholder may assign its rights and obligations under this agreement to a person, wholly-owned by one or more Shareholders, that has, subsequent to the date hereof, become a shareholder of the Corporation if, contemporaneous therewith, such person agrees to be bound by all representations, warranties, covenants and indemnities of such Shareholder. For greater certainty, it is agreed that prior to the Closing Time and as a condition of Closing, the Trust shall execute a joinder agreement satisfactory to the Shareholders, acting reasonably, pursuant to which the Trust shall agree to be bound by all representations, warranties, covenants and indemnities of Petrowest hereunder.

11.12 No Partnership

It is not the intent or purpose of the Agreement to create, and this Agreement shall not be construed as creating, any association, partnership or syndicate.

11.13 Reliance

The Parties acknowledge and agree that they have entered into this Agreement in reliance upon each of the representations, warranties, covenants and agreements herein of the other party hereto.

11.14 Acknowledgment Respecting the Administrator

The parties hereto acknowledge that Petrowest Energy Services General Partner Ltd. is entering into this agreement solely in its capacity as administrator on behalf of the Trust and the obligations of the Trust hereunder shall not be personally binding upon Petrowest Energy Services General Partner Ltd. or any registered or beneficial holder of trust units of the Trust or any beneficiary under a plan of which a holder of trust units acts as a trustee or carrier, and that resort shall not be had to, nor shall recourse be sought from, any of the foregoing or the private property of any of the foregoing in respect of any indebtedness, obligation or liability of the Trust arising hereunder or arising in connection herewith or from the matters to which this agreement relates, if any, including without limitation claims based on negligence or otherwise

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tortious behavior, and recourse shall be limited to, and satisfied only out of, the "Trust Assets" as defined in the Deed of Trust of the Trust dated as of July 6, 2006, as amended from time to time.

IN WITNESS WHEREOF the parties hereto have executed this Agreement as of the date first above written.

PETROWEST SERVICES LTD.

By: (signed) "*Kenneth N. Drysdale*"
[Name]
[Title]

By: (signed) "*John Paul*"
[Name]
[Title]

PETROWEST ENERGY SERVICES TRUST, by its administrator, **PETROWEST ENERGY SERVICES GENERAL PARTNER LTD.**

By: (signed) "*Kenneth N. Drysdale*"
[Name]
[Title]

By: (signed) "*John Paul*"
[Name]
[Title]

(signed) "*Juanita Thiessen*"
Witness

(signed) "*Richard Quigley*"
RICHARD QUIGLEY

(signed) "*Juanita Thiessen*"
Witness

(signed) "*Lisa Quigley*"
LISA QUIGLEY

(signed) "*Juanita Thiessen*"
Witness

(signed) "*Jana Leslie*"
JANA LESLIE

490721 B.C. LTD.

By: (signed) "*Russell Daneluk*"
Russell Daneluk
Director

1311563 Alberta Ltd.

By: (signed) "*Richard Quigley*"
Richard Dennis Quigley
President

QUIGLEY CONTRACTING LTD.

By: (signed) "*Richard Quigley*"
Richard Quigley
Director

529805 B.C. LTD.

By: (signed) "*Richard Quigley*"
Richard Quigley
President

LMQ ENTERPRISES LTD.

By: (signed) "*Lisa Quigley*"
Lisa Quigley
Director

SHARE PURCHASE AGREEMENT



THIS SHARE PURCHASE AGREEMENT made as of the 1st day of May, 2007

AMONG:

PETROWEST ENERGY SERVICES TRUST, a trust formed under the laws of Alberta pursuant to a deed of trust dated July 6, 2006 (the "**Trust**")

- and -

PETROWEST SERVICES LTD., a body corporate incorporated under the laws of the Province of Alberta ("**Petrowest**")

- and -

RICK SERHAN, an individual resident in the Town of Peace River, in the Province of Alberta

- and -

LORI SERHAN, an individual resident in the Town of Peace River, in the Province of Alberta

- and -

1300844 ALBERTA LTD., a body corporate incorporated under the Laws of Alberta (the "**Shareholders**")

(each of the last three mentioned Parties are referred to as the "**Shareholder**" and are collectively referred to as the "**Shareholders**")

- and -

RICK'S MECHANICAL SERVICES LTD., a body corporate incorporated under the laws of the Province of Alberta

(the "**Corporation**")

WHEREAS:

A. the Shareholders beneficially own all of the issued and outstanding shares of the Corporation (the "**Shares**");

B. the Shareholders agree to sell, and Petrowest agrees to buy, the Shares and Shareholder Loans upon the terms and conditions set forth herein;

C. all of the outstanding shares of Petrowest are held, directly or indirectly, by the Trust;

NOW THEREFORE, in consideration of the representations, warranties, covenants and agreements herein and other good and valuable consideration (the receipt and sufficiency of which is hereby acknowledged), the parties hereto covenant and agree as follows:

ARTICLE 1
DEFINITIONS

1.1 Definitions

In this Agreement, unless the context otherwise requires:

(a) **"Affiliate"** of an entity means a person or entity that controls, is controlled by or is under common control with the subject entity. For the purpose of this definition, control means the ability, directly or indirectly, to direct the voting of more than fifty percent (50%) of the voting interests of an entity;

(b) **"Agreement"** means this agreement, including all Schedules to this agreement, as amended or supplemented from time to time, and "hereby", "hereof", "herein", "hereunder", "herewith", "hereto" and similar terms refer to this Agreement and not to any particular provision of this Agreement;

(c) **"Approved Capital Commitments"** means the capital commitments referred to in Schedule 1 hereto or as approved by Petrowest after the date hereof;

(d) **"Approved Capital Dispositions"** means the capital dispositions referred to in Schedule 1 hereto or as approved by Petrowest after the date hereof;

(e) **"Auditors"** means PricewaterhouseCoopers LLP, Chartered Accountants of Calgary, Alberta;

(f) **"Books and Records"** means all books and records of the Corporation, including financial, corporate, operation and sales books, records, books of account, sales and purchase records, lists of suppliers and customers, formulae, business reports, plans and projections and all other documents, files, records, correspondence, and other data and information, financial or otherwise, including without limitation, all data and information stored on computer-related media;

(g) **"business day"** means a day, other than a Saturday, Sunday or statutory holiday, when banks are generally open for the transaction of banking business in the City of Calgary;

(h) **"Canadian Tax Act"** means the *Income Tax Act*, R.S.C. 1985, c. 1 (5th Supplement) as amended and the *Income Tax Regulations*;

(i) **"Claim"** means any claim, demand, lawsuit, proceeding, arbitration or governmental investigation;

(j) **"Closing"** means the closing of the transactions contemplated herein;

(k) **"Closing Date"** means May 1, 2007, or such other date as may be agreed upon by the Parties;

(l) **"Closing Time"** means 9:00 a.m. (Calgary time) on the Closing Date, or such other time as may be agreed upon by the Parties;

(m) **"Corporation Assets"** means the assets, properties and rights of whatsoever nature or kind of the Corporation whether owned or leased, including, without limitation, all assets listed in the historical books and records of the Corporation and the assets listed in Schedule 2 and 3 hereto; for further clarification Schedule 2 shall include each material asset owned outright by the Corporation and Schedule 3 shall include each material asset leased by the Corporation;

(n) **"Creditor's Rights"** has the meaning ascribed thereto in Section 3.1(d);

(o) **"Effective Time"** means 12:01 a.m. on January 1, 2007;

(p) **"Employee Plan"** means any employee benefit plan, program or arrangement sponsored, maintained or contributed to by any of the Shareholders or the Corporation for the benefit of employees of the Corporation, including, without limitation, bonus; pension; savings; profit sharing; deferred compensation; supplemental retirement income; stock option; stock purchase; and hospital, medical, dental, disability, automobile, life and accident insurance plans;

(q) **"Encumbrance"** includes, without limitation, any mortgage, pledge, assignment, charge, lien, security interest or other third party interest and any agreement, option, right or privilege (whether by law, contract or otherwise) capable of becoming any of the foregoing;

(r) **"Environmental Approvals"** means all permits, certificates, licences, authorizations, consents, instructions, registrations, directions or approvals issued or required by Governmental Authorities pursuant to Environmental Laws with respect to the operation of each company in the Corporation's businesses or related to the Corporation Assets;

(s) **"Environmental Laws"** means all Laws relating in full or in part to the protection of the Environment, product liability, and employee and public health and safety, and includes, without limitation, those Environmental Laws relating to the storage, generation, use, handling, manufacture, processing, labelling, advertising, sale, display, transportation, treatment, Release and disposal of Hazardous Substances;

(t) **"Financial Statements"** means the audited financial statements of the Corporation for the fiscal year ended October 31, 2006 and the unaudited financial statements of the Corporation for the two month period ended December 31, 2006;

(u) **"GAAP"** has the meaning ascribed thereto in section 1.5;

(v) **"Governmental Authorities"** means any government, regulatory authority, governmental department, agency, commission, board, tribunal, crown corporation, or court or other law, rule or regulation-making entity having or purporting to have jurisdiction on behalf of any nation, or province or state or other subdivision thereof or any municipality, district or other subdivision thereof;

(w) **"Hazardous Substance"** means any pollutant, contaminant, waste of any nature, hazardous substance, hazardous material, toxic substance, dangerous substance or dangerous good as defined, judicially interpreted or identified in any Environmental Law;

(x) **"including"** means "including, without limiting the generality of the foregoing";

(y) **"Laws"** means all applicable laws, by-laws, rules, regulations, orders, ordinances, protocols, codes, guidelines, policies, notices, directions and judgments or other requirements of any Governmental Authority and includes, without limitation all Environmental Laws;.

(z) **"Leaseback Equipment"** means the equipment described in Schedule 4;

(aa) **"Leaseback Real Property"** means the real property described in Schedule 5;

(bb) **"Letter of Intent"** means the letter agreement between the Shareholders, Petrowest and the Corporation;

(cc) **"Liabilities"** means all of the liabilities (including, without limitation, whether reduced to judgement, liquidated, unliquidated, fixed, contingent, matured, unmatured, disputed, undisputed, legal, equitable, secured, unsecured, present or future and includes, without limitation, all liabilities determined in accordance with GAAP in Canada) of, against or with respect to the Corporation;

(dd) **"Long Term Debt"**, as at any time, shall be as determined in accordance with GAAP applied on a consistent basis (including the current portion thereof) and, for greater certainty, includes obligations under capital leases other than Leaseback Equipment and Leaseback Real Property, and excludes Shareholder Loans and future income taxes payable;

(ee) **"Losses"** means, in respect of a person and in relation to a matter, all losses, costs and damages (including all penalties and fines) which such person suffers, sustains, pays or incurs in connection with such matter and includes Taxes (other than refundable Taxes), reasonable costs of legal counsel (on a full indemnity

basis) and other consultants and reasonable costs of investigating and defending Claims arising from such matter, but shall not include loss of profits, economic loss or other consequential damages suffered by such person;

(ff) "**Material Contracts**" means all contracts and other written agreements to which the Corporation is a party or by which it is bound or the Corporation Assets are subject, the performance of which will involve consideration in excess of 1% of the purchase price per year or 2.5% of the purchase price in the aggregate;

(gg) "**misrepresentation**" includes any untrue statement of a material fact, any omission to state a material fact that is required to be made and any omission to state a material fact that is necessary to be made in order for a statement not to be misleading;

(hh) "**Obligations**" means all liabilities and obligations, whether under common law, in equity, under Laws, under contract or otherwise, whether tortious, contractual, statutory or otherwise, whether absolute or contingent and whether based on fault, strict liability or otherwise;

(ii) "**Ordinary Course of Business**" means the ordinary course of business consistent with prior custom and practice (including with respect to quantity and frequency);

(jj) "**Parties**" means the parties to this Agreement and their respective permitted assigns;

(kk) "**Permitted Encumbrances**" means the Encumbrances listed in Schedule 6 hereto;

(ll) "**person**" includes an individual, partnership, firm, trust, body corporate, government, governmental body, agency or instrumentality, unincorporated body of persons or association;

(mm) "**Petrowest's Counsel**" means Bennett Jones LLP or such other legal counsel as may be designated by **Petrowest** and satisfactory to the Shareholders, acting reasonably;

(nn) "**prepaid expenses**" means all expenses paid in cash and recorded as an asset in the Financial Statements;

(oo) "**Prime Rate**" means the rate of interest, expressed as a rate per annum, announced from time to time by the Canadian Imperial Bank of Commerce as its reference rate used for Canadian dollar commercial loans made in Canada and referred to by it as its "prime rate";

(pp) "**Real Property**" means all lands owned, directly or indirectly, by the Corporation and all plants, buildings, structures, erections, improvements, appurtenances and fixtures situate on or forming part of such lands including, without limitation, all lands listed in Schedule 7 hereto;

(qq) "**Real Property Leases**" means leases and subleases of real property including, without limitation, all leases and subleases listed in Schedule 8 hereto;

(rr) "**Redundant Assets**" means the assets described in Schedule 9 hereto;

(ss) "**Release**" has the meaning prescribed in any Environmental Law and includes, without limitation, any release, spill, leak, pumping, pouring, emission, emptying, discharge, injection, escape, leaching, disposal, dumping, deposit, spraying, burial, abandonment, incineration, seepage, or placement;

(tt) "**Required Approvals**" means the consents, approvals and authorizations referred to in Schedule 10 hereto;

(uu) "**Shareholder Loans**" means the loans or bonuses (net of any required withholdings) owing by the Corporation due to Shareholders, affiliates of these Shareholders or employees of the Corporation including, without limitation, all loans owing to any affiliate, subsidiary, employee or related party, described in Schedule 11 hereto;

(vv) "**Shareholders' Counsel**" means Mathieu Hryniuk LLP or such other legal counsel as may be designated by the Shareholders;

(ww) "**Shares**" means all of the issued and outstanding shares of the Corporation;

(xx) "**Subsidiary**" means, with respect to a specified body corporate, any body corporate of which more than 50% of the outstanding shares ordinarily entitled to elect a majority of the board of directors thereof (whether or not shares of any other class or classes shall or might be entitled to vote upon the happening of any event or contingency) are at the time owned directly or indirectly by such specified body corporate and shall include any body corporate in like relation to a Subsidiary;

(yy) "**Tax Records**" means all Tax Returns, books and records and correspondence related to tax matters relevant for the determination of compliance with tax laws and exposure to tax liabilities of whatever nature;

(zz) "**Tax Returns**" includes all returns, reports, declarations, elections, filings, information returns and statements required to be filed in respect of Taxes;

(aaa) "**Tax**" or "**Taxes**" means all taxes, duties, fees, premiums, assessments, levies and other charges of any kind whatsoever imposed by any taxing or other Governmental Authority, together with all interest and penalties in respect thereof;

(bbb) "**Unanimous Shareholders Agreement**" means the agreement, if any, referred to as such in Schedule 21 hereto;

(ccc) "**Units**" means trust units of the Trust; and

(ddd) **"Working Capital"**, as at any time, means the following amount (which may be a negative amount):

(a) the sum of the amount of the Corporation's current assets (including receivables, prepaid expenses, inventory and accounts receivable holdbacks) as at such time; minus

(b) the sum of the amount of the Corporation's current liabilities (excluding (A) the current portion of Long Term Debt and (B) future income taxes) as at such time, and for greater certainty, current liabilities shall not include leases in respect of Leaseback Equipment and Leaseback Real Property,

determined in accordance with GAAP applied on a consistent basis.

1.2 Certain Rules of Interpretation

In this Agreement and the Schedules:

(a) **Time** - time is of the essence in the performance of the Parties' respective obligations;

(b) **Currency** - unless otherwise specified, all references to money amounts are to Canadian currency;

(c) **Headings** - the descriptive headings of Articles and Sections are inserted solely for convenience of reference and are not intended as complete or accurate descriptions of the content of such Articles or Sections;

(d) **Singular, etc.** - the use of words in the singular or plural, or with a particular gender, shall not limit the scope or exclude the application of any provision of this Agreement to such person or persons or circumstances as the context otherwise permits;

(e) **Consent** - whenever a provision of this Agreement requires an approval or consent by a Party to this Agreement and notification of such approval or consent is not delivered within the applicable time limited, then, unless otherwise specified, the Party whose consent or approval is required shall be conclusively deemed to have withheld its approval or consent;

(f) **Calculation of Time** - unless otherwise specified, time periods within or following which any payment is to be made or act is to be done shall be calculated by excluding the day on which the period commences and including the day on which the period ends and by extending the period to the next business day following if the last day of the period is not a business day; and

(g) **Business Day** - whenever any payment is to be made or action to be taken under this Agreement is required to be made or taken on a day other than a business day,

such payment shall be made or action taken on the next business day following such day.

1.3 Knowledge

Any reference to the knowledge of the Parties shall mean to the best of the knowledge, information and belief of such Party after making all reasonable enquiries.

1.4 Statute References

A reference in this Agreement to a statute shall be a reference to the statute and the regulations made pursuant thereto, as amended or superseded from time to time, either before or after the date hereof, unless otherwise stated or the context otherwise requires.

1.5 Accounting Principles

All reference to "GAAP" means to principles recommended, from time to time, in the Handbook of the Canadian Institute of Chartered Accountants and all accounting terms not otherwise defined in this Agreement have the meanings assigned to them in accordance with Canadian generally accepted accounting principles.

1.6 Schedules

The schedules to this Agreement, as listed below, are an integral part of this Agreement:

Schedule	Description
Schedule 1	Approved Capital Commitments and Dispositions
Schedule 2	Corporation Assets – Owned Outright
Schedule 3	Corporation Assets - Leased
Schedule 4	Leaseback Equipment
Schedule 5	Leaseback Real Property
Schedule 6	Permitted Encumbrances
Schedule 7	Real Property
Schedule 8	Real Property Leases
Schedule 9	Redundant Assets
Schedule 10	Required Approvals
Schedule 11	Shareholder Loans
Schedule 12	Shareholders
Schedule 13	Conflicting Instruments
Schedule 14	Insurance
Schedule 15	Share Capital
Schedule 16	Recent Transactions
Schedule 17	Litigation
Schedule 18	Guarantees
Schedule 19	Employment Matters
Schedule 20	Assets Not in Working Condition
Schedule 21	Material Contracts

Schedule 22	Environmental Matters
Schedule 23	Bank Accounts
Schedule 24	Conduct of Business
Schedule 25	Covenant Exceptions
Schedule 26	Form of Employment Agreement

1.7 Conflicts

Where any provision of any Schedule to this Agreement conflicts or is at variance with any provision in the body of this Agreement, the latter shall prevail.

ARTICLE 2
PURCHASE AND SALE

2.1 Purchase and Sale

At the Closing Time, the Shareholders hereby jointly and severally agree to sell the Shares and the Shareholder Loans to Petrowest as of the Effective Time in accordance with and subject to the terms and conditions of this Agreement. At the Closing Time, Petrowest hereby agrees to purchase the Shares and the Shareholder Loans from the Shareholders as of the Effective Time in accordance with and subject to the terms and conditions of this Agreement.

2.2 Purchase Price

As consideration for the sale of the Shares and the Shareholder Loans by the Shareholders pursuant hereto, at the Closing Time, Petrowest agrees to deliver and pay to the Shareholders, $9,000,000 in cash, 600,000 Units and assume, payout or retire the Long Term Debt of the Corporation (not to exceed $5,003,423). For greater certainty, the foregoing shall represent the maximum purchase price payable by Petrowest.

The purchase price shall first be allocated to the Shareholder Loans (as adjusted in accordance with Section 4.4(d)), in the amount thereof, and thereafter to the Shares. For greater certainty, any increase in the amount of the Shareholder Loans in accordance with Section 4.4(d) shall not increase the purchase price and shall only affect the allocation of the purchase price among the Shares and the Shareholder Loans. The Shareholders shall provide notice to Petrowest of their allocation of the purchase price among the Shares on or prior to Closing, which, with the consent of Petrowest, such consent not to be unreasonably withheld, shall be the agreed upon allocation.

If the Shareholders are required to indemnify Petrowest in respect of any amount pursuant to Section 4.4, such amount may be set off by Petrowest against the purchase price.

2.3 Transfer and Delivery of the Shares

At the Closing Time with effect as of the Effective Time, the Shareholders shall transfer and deliver to Petrowest share certificates representing the Shares duly endorsed in blank for transfer, or accompanied by irrevocable security transfer powers of attorney duly executed in

blank, in either case by the holders of record, and shall take such steps as shall be necessary to cause the Corporation to enter Petrowest or its nominee(s) upon the books of the Corporation as the holder of the respective Shares and to issue share certificates to Petrowest or its nominee(s) representing the Shares. At the Closing Time, effective as of the Effective Time, the Shareholders shall also make the deliveries specified in Section 6.2.

2.4 Tender

Any payment of money may be made by official bank draft drawn upon a Canadian chartered bank or by negotiable cheque payable in Canadian funds and certified by a Canadian chartered bank or trust company or, with the consent of the party entitled to payment, by wire transfer of immediately available funds to the account specified by that party. Any payment of Units may be made by delivery of certificates representing such Units, registered in the name of the payor or such other name as the payor, not less than two business days prior to the payment due date, gives by written notice to Petrowest.

ARTICLE 3
REPRESENTATIONS AND WARRANTIES

3.1 Representations and Warranties of Shareholders

Each of the Shareholders represents and warrants to Petrowest that:

(a) if it is a corporation, it is duly organized, validly existing and in good standing under the laws of the jurisdiction of its incorporation and has the corporate power to own or lease its property and assets and to carry on its business as now conducted by it;

(b) it has all requisite power and authority to enter into this Agreement and all documents to be delivered pursuant hereto and to perform its obligations hereunder and thereunder;

(c) if it is a corporation, the execution and delivery of this Agreement and all documents to be delivered pursuant hereto, the performance of the terms hereof and thereof and the consummation of the transactions contemplated herein and therein do not and will not result in the breach of or violate any term or provision of the charter, by-laws or governing documents of the Shareholder;

(d) this Agreement has been duly executed and delivered on behalf of the Shareholder and constitutes the legal, valid and binding obligation of the Shareholder, enforceable against the Shareholder in accordance with its terms, subject to the general qualifications that:

   (i) enforceability may be limited by bankruptcy, insolvency, moratorium, reorganization or other similar laws of general application affecting creditors' rights generally;

(ii) equitable remedies, including the remedies of specific performance and injunctive relief, are available only in the discretion of the applicable court;

(iii) the equitable or statutory powers of the courts in Canada having jurisdiction to stay proceedings before them and the execution of judgments; and

(iv) rights to indemnity hereunder may be limited under applicable law;

(i), (ii), (iii) and (iv) being, collectively, "**Creditors' Rights**"; and, at the Closing, all documents required hereunder to be executed and delivered by the Shareholder will have been duly authorized, executed and delivered by the Shareholder and will constitute legal, valid and binding obligations of the Shareholder, enforceable in accordance with their terms, subject to Creditors' Rights;

(e) the Shareholder is not required to give any notice to, make any filing with, or obtain any authorization, consent or approval of any Governmental Authority in order to consummate the transactions contemplated by this Agreement and except for notices, filings, authorizations, consents or approvals which (i) if not made or obtained, would not adversely affect the Shareholder's ability to consummate the transactions contemplated by this Agreement on the terms set forth herein, or (ii) which have been previously obtained and are currently in force;

(f) the Shareholder has not incurred any obligation or liability, contingent or otherwise, for brokerage fees, finder's fees, agent's commission or other similar forms of compensation with respect to the transaction contemplated herein which will be or may become the responsibility of the Corporation, Petrowest or the Trust;

(g) all of the Shares set forth opposite the name of the Shareholder in Schedule 12 will be owned by the Shareholder as the beneficial owner of record, with good and marketable title, and there are no actions, suits, proceedings or claims pending or, to the best of the knowledge of the Shareholder, threatened with respect to or in any manner challenging the ownership or disposition of such securities or the exercise of any rights which are derived or attached thereto;

(h) except pursuant to this Agreement, as at the Closing Time, no person will have any agreement or option or any right or privilege (whether by law, pre-emptive right, contract or otherwise) capable of becoming an agreement, option, right or privilege for the purchase or other acquisition from the Shareholder of any of the Shares set forth opposite the name of the Shareholder in Schedule 12 or any interest therein;

(i) such of the Shareholder Loans as are indicated as being payable to the Shareholder are validly due and payable to the Shareholder without any right of set off or counterclaim;

(j) the Shareholder has not received notice of any Claim and is not aware of any Claim, actual or threatened, which prevents or could reasonably be expected to prevent the consummation of the transactions contemplated by this Agreement; and

(k) the Shareholder is not a non-resident of Canada for the purposes of the Canadian Tax Act.

3.2 Representations and Warranties of Shareholders

Each of the Shareholders jointly and severally represents and warrants to Petrowest that:

Corporation's Status

(a) the Corporation is duly organized, validly existing and in good standing under the laws of the jurisdiction of its incorporation, and has the corporate power to own or lease its property and assets and to carry on its business as now conducted by it;

(b) the Corporation has all requisite power and authority to enter into this Agreement and all documents to be delivered pursuant hereto and to perform its obligations hereunder and thereunder;

(c) this Agreement has been duly executed and delivered on behalf of the Corporation and constitutes a legal, valid and binding obligation of the Corporation, enforceable against the Corporation in accordance with its terms, subject to Creditors' Rights and, at the Closing, all documents required hereunder to be executed and delivered by the Corporation will have been duly authorized, executed and delivered by the Corporation and will constitute legal, valid and binding obligations of the Corporation, enforceable in accordance with their terms, subject to Creditors' Rights,

(d) the execution and delivery of this Agreement and all documents to be delivered pursuant hereto, the performance of the terms hereof and thereof and the consummation of the transactions contemplated herein and therein do not and will not:

   (i) result in the breach of or violate any term or provision of the charter, by-laws or governing documents of the Corporation; or

   (ii) except as set forth in Schedule 13 hereto, conflict with, result in a breach of, constitute a default under, or accelerate or permit the acceleration of the performance required by, any material agreement, instrument, licence, permit or authority to which the Corporation is a party or by which it is bound or to which any of its property is subject or result in the creation of any Encumbrance upon any of the Corporation Assets or the Shares or give to others any material interest or right, including any right of purchase, termination, cancellation or acceleration under any such agreement, instrument, license, permit or authority; or

(iii) violate any provision of law or administrative regulation or any judicial or administrative order, award, judgment or decree applicable to the Corporation or the Corporation Assets;

(e) to the best of their knowledge, the Corporation is, in all material respects, in compliance with all Laws;

(f) the Corporation holds all valid licenses, permits and similar rights and privileges, and has made all filings, applications and reports, that are required or necessary under any Laws to operate its business as currently conducted, the failure to hold which, individually or in the aggregate, would have a material adverse effect on the financial condition, results of operations or business of the Corporation and the present uses by the Corporation of its assets do not materially violate the terms of any such licenses, permits, rights or privileges or any such Laws;

(g) the Corporation has not incurred any obligation or liability, contingent or otherwise, for brokerage fees, finder's fees, agent's commission or other similar forms of compensation with respect to the transaction contemplated herein;

(h) all contracts of insurance maintained by the Corporation are listed in Schedule 14 and are in full force and effect and all premiums due and owing in connection with such policies have been paid; there exists no state or event of default under any insurance policy and there has been no notice or advice of withdrawal of any policy or any notice of conditions for continuation of any coverage that has not been complied with; and the Corporation has given notice or has otherwise presented every material claim known by the Corporation or the Shareholders to be covered by insurance under its insurance policies or contracts in a timely fashion;

(i) the Corporation does not have any Subsidiaries; and the Corporation does not have any agreements of any nature to acquire any Subsidiary, or to acquire or lease any other business operations other than as disclosed in Schedule 1;

(j) as at the Closing Time, the Corporation will not be a party to any agreements of any nature to acquire any securities of any person or to acquire, capitalize or invest in any business;

(k) at the Closing Time, the minute books, stock certificate books and stock transfer ledgers of the Corporation will be true and correct and the minute books will contain the minutes of all meetings, and all resolutions, of the directors and shareholders of the Corporation;

Capitalization

(l) the authorized capital of the Corporation and the issued and outstanding Shares of the Corporation are as set forth in Schedule 15 and all of the Shares set forth as issued are duly and validly issued and are fully paid and non-assessable and are registered as set forth in such Schedule;

(m) no person other than the Shareholders has any agreement or option or any right or privilege (whether by law, pre-emptive right, contract or otherwise) capable of becoming an agreement, option, right or privilege, including, without limitation, any convertible security, warrant or convertible obligation of any nature, for the purchase, subscription, allotment or issuance of any of the unissued shares of the Corporation;

(n) there are no restrictions in either the constating documents or the by-laws of the Corporation, nor in any unanimous shareholders' agreement or voting trust agreement or other similar collateral agreement, which would affect the transferability of Shares from the Shareholders to Petrowest and which will not have been waived prior to Closing;

Financial Status

(o) all of the Books and Records whether of a financial or accounting nature or otherwise have been made available to Petrowest and, have been maintained in accordance with prudent business practices;

(p) the Financial Statements have been prepared in accordance with GAAP applicable in Canada applied on a basis consistent with that of prior periods (except as stated therein) and present fairly the financial position of the Corporation as of the date provided therein and the results of operations and the changes in financial position for the periods then ended. As at the date of the Financial Statements, the Corporation did not have any debt or liabilities of any kind whatsoever (whether accrued, contingent, absolute or otherwise) required to be included in such Financial Statements, including, without limitation, any Liabilities and any liabilities for Taxes or pursuant to any capital lease, except for debt or liabilities as set forth in such financial statements;

(q) except as set forth in Schedule 16 or as contemplated by this Agreement or Approved Capital Commitments, since the date of the last audited financial year of the Corporation or consented to in writing by Petrowest, the Corporation has:

  (i) not incurred, assumed or become subject to any Liability, except in the Ordinary Course of Business;

  (ii) not granted, suffered or assumed any Encumbrance on or in respect of any of the Corporation Assets, other than Permitted Encumbrances;

  (iii) not amended its charter, by-laws or other governing documents;

  (iv) not conducted its business other than in all material respects in the Ordinary Course of Business and, without limitation, has not entered into, assumed or become subject to any contract out of the Ordinary Course of Business or any Material Contract;

  (v) not amended or terminated any Material Contract;

(vi) not directly or indirectly, declared or paid any dividends, or declared or made any other distribution of its securities, or directly or indirectly, redeemed, purchased or otherwise acquired any of its shares, or agreed to do so, or reduced its stated capital in any manner or purchased, acquired, cancelled or redeemed, or agreed to purchase, acquire, cancel or redeem, any outstanding shares;

(vii) has not forgiven any debt or otherwise triggered or permitted to be triggered any of the provisions of the Canadian Tax Act respecting debt forgiveness including, for greater certainty, Section 79 or Sections 80 to 80.04 of such act, and has not cancelled or released any debts or claims or waived any right pertaining to the Corporation Assets;

(viii) not entered into or amended any employment or consulting agreements, other than in the Ordinary Course of Business;

(ix) not increased the salaries, benefits or other compensation payable to any of its directors, officers or employees and not paid any bonus or fees, other than regular monthly wages, to any Shareholder or an affiliate of a Shareholder, other than as disclosed in writing to Petrowest;

(x) not made any payment whatsoever to, or entered into any agreement with, any person not dealing at arm's length with the Corporation;

(xi) not entered into or amended any Employee Plan;

(xii) used its reasonable commercial efforts to maintain its business organization and preserve its relationships with suppliers, customers and others having business relations with it;

(xiii) not suffered any material adverse change, financial or otherwise, in business, financial condition, assets, properties, liabilities or operations of the Corporation or any occurrences or circumstances which have resulted or might reasonably be expected to result in a material adverse change thereto;

(xiv) not sold any material amounts of inventory or (other than, after the date hereof and prior to the Closing Date, Approved Capital Dispositions) other assets, nor increased its indebtedness other than in the Ordinary Course of Business;

(xv) maintained the Corporation Assets in a proper and prudent manner in accordance with good Canadian oilfield practices; all tracked equipment and undercarriages must be maintained with no more than 50% wear and all rubber-tired equipment must be maintained with no more than 50% wear, to be confirmed by third party inspection; and

(xvi) not made any change in its accounting principles and practices as theretofore applied including, without limitation, the basis upon which its assets and liabilities are recorded on its books and its earnings, profits and losses are ascertained;

(r) there is no suit, action, litigation, investigation, claim, complaint, grievance or proceeding, including appeals and applications for review, in progress, or, to the knowledge of the Shareholders, pending or threatened against or relating to the Corporation before any Governmental Authority which, if determined adversely to the Corporation, would,

(i) materially and adversely affect the properties, business, future prospects or financial condition of the Corporation,

(ii) enjoin, restrict or prohibit the transfer of all or any part of the Shares as contemplated by this Agreement, or

(iii) prevent the Shareholders or the Corporation from fulfilling all of their obligations set out in this Agreement or arising from this Agreement, and the Shareholders and the Corporation have no knowledge of any existing ground on which any such action, suit, litigation or proceeding might be commenced with any reasonable likelihood of success;

(s) except as set forth in Schedule 17, (i) there are no judgments unsatisfied against the Corporation or any judgment, injunction, order, decree, ruling or charge of any Governmental Authority to which the Corporation or any of the Corporation Assets is subject, (ii) there are no Claims in existence to which the Corporation is a party or any of the Corporation Assets may be bound or (to the knowledge of the Shareholders and the Corporation) threatened against the Corporation or any of the Corporation Assets and (iii) to the knowledge of the Shareholders and the Corporation, there is no basis upon which a material Claim could reasonably expected to be made against the Corporation;

(t) the Corporation has duly and timely (i) filed with the appropriate Governmental Authority or agency in the manner prescribed by Law all Tax Returns required to be filed by it and such Tax Returns are true, complete and accurate in all material respects; (ii) paid all Taxes (including instalments) due and payable by it and made adequate provision in the Financial Statements and accounts thereof for all Taxes payable for the periods reflected therein for which Tax Returns are not yet required to be filed and will make adequate provision in the books and records of the Corporation (including in the materials provided to the auditors in connection with the determination of the Adjustment Amount) for all Taxes payable in respect of the period then ended on the assumption that the Corporation had a taxation year ending on that date; (iii) withheld and remitted to the appropriate Governmental Authorities all amounts required to be withheld by it in respect of the Tax liability of any other person; and (iv) withheld from any amount paid to or credited by it to or for the account or benefit of any person, including any of its

officers and directors and any non-resident person, the amount of all Taxes and other deductions required by any Law to be withheld from any such amount and has duly and timely remitted the same to the appropriate taxing or other governmental authority or agency. Notices of assessment of Canadian federal and provincial income tax liabilities of the Corporation have been issued for all taxation years ending on or prior to date of last completed financial year ended more than six months prior to this Agreement, and the Corporation is current with respect to its filing of returns for goods and services taxes payable pursuant to the *Excise Tax Act* (Canada). There are no claims, actions, suits, audits, proceedings, investigations or other actions pending or, to the knowledge of any of the Shareholders, threatened in respect of Taxes;

(u) all filings made by any of the Shareholders or the Corporation under which the Corporation has received or is entitled to government incentives, have been made in accordance, in all material respects, with all Laws and contain no misrepresentations which could cause any amount previously paid to, or credited to, or previously accrued on the accounts of the Corporation to be recovered or disallowed;

(v) the Corporation is not a party to any current agreement or other arrangement with any taxation authority and there are no waivers or objections extending the statutory period or providing for an extension of time with respect to the assessment or reassessment or payment of Taxes payable by the Corporation or Tax Returns required to be filed by the Corporation;

(w) the Corporation is not engaged in any discussions or negotiations with any taxation authorities in respect of its Taxes;

(x) except for reserves for income taxes accruing in the current fiscal year, the reserves and accrued liabilities disclosed on or reflected in the Financial Statements and the Books and Records are sufficient in all respects to provide for the liabilities in respect of which they have been established;

(y) (except as set forth in Schedule 18, each of which will be discharged without liability to the Corporation on or prior to the Closing Date) the Corporation has not guaranteed, endorsed, assumed or indemnified, contingently or otherwise, the obligations or indebtedness of any other person;

Employees

(z) except as set forth in Schedule 19, the Corporation is not a party to any written employment contract, consulting agreement, collective bargaining agreement or employee association agreement; the Corporation has not conducted and is not now conducting any negotiations with any labour unions or employee associations; the Corporation has complied with all of its obligations in respect of employment insurance programs, Canada Pension Plan payments and Worker's Compensation payments;

(aa) the only employees of the Corporation are listed in Schedule 19;

(bb) all Employee Plans are listed in Schedule 19 and:

(i) the Corporation has paid or provided for all liabilities for wages, vacation pay, salaries, bonuses, pensions and all other amounts payable under the Employee Plans;

(ii) each of the Employee Plans complies with and has been administered in substantial compliance with the terms thereof and Laws; and

(iii) have been, or will by Closing be, terminated with no further Liability of the Corporation or Petrowest, provided that Petrowest has provided for a replacement plan the terms of which are satisfactory to the Shareholders acting reasonably;

(cc) no Affiliate, director, officer or employee of the Corporation (past or present) or any person not dealing at "**arm's length**" (within the meaning of the Canadian Tax Act) with any such person is indebted to the Corporation and (other than the Shareholder Loans) the Corporation is not indebted to any such person. All transactions between the Corporation and any person not dealing at arm's length were undertaken for fair market value consideration;

Assets

(dd) the Corporation is the sole beneficial and (where its interests are registrable) the sole registered owner of all of the Corporation Assets, with good and valid title, free and clear of all Encumbrances other than Permitted Encumbrances. In particular, without limiting the generality of the foregoing, there has been no assignment, subletting or granting of any licence (of occupation or otherwise) of or in respect of any of the Corporation Assets or any granting of any agreement or right capable of becoming an agreement or option for the purchase of any of the Corporation Assets;

(ee) the Corporation has no material assets except as set forth in Schedule 2, the Corporation Assets are in good working order for the prudent pursuit of the Corporation's business except as set forth in Schedule 20 and the Corporation owns or leases all the assets necessary for the conduct of its business as now conducted by it;

(ff) the accounts receivable of the Corporation in all material respects are good and collectible at the aggregate recorded amounts, except to the extent of any reserves provided for such accounts in the Books and Records for the Corporation, and are not subject to any defence, counterclaim or set off;

(gg) the Corporation has made available to Petrowest a correct and complete copy of each Material Contract (as amended to date), all of which are listed in Schedule 21. The Corporation is not in breach of any such Material Contracts in any

material respect nor has any circumstance occurred or does any circumstance exist that with the passage of time, notice or both, constitute such a breach, and, to the knowledge of the Shareholders and the Corporation, no third party to any of such Material Contracts is in breach of any such Material Contracts;

(hh) the Corporation has not received any notice alleging its default under any Material Contract, which default has not been rectified as of the date hereof;

(ii) the Corporation is not a party to or bound or affected by any commitment, agreement or document containing any covenant expressly limiting the freedom of the Corporation to compete in any line of business, transfer or move any of its assets or operations or which materially or adversely affects the business practices, operations or conditions of the Corporation or the continued operation of its business after the Closing Date;

(jj) to the knowledge of the Shareholders and the Corporation, the Corporation has not interfered with, infringed upon, misappropriated or otherwise come into conflict with any patent, copyright, trademark, trade secret or other intellectual property rights of any person or received notice of any Claim of any person that they have done so;

(kk) since October 31, 2006 no assets have been transferred by the Corporation to the Shareholders, the managers, officers or employees of the Corporation or any party not at arm's length to the Corporation or the Shareholders and any transfer by the Corporation of assets to any party has been for consideration equal to the fair market value of such assets;

Environmental

(ll) except as disclosed in Schedule 22,

(i) to the knowledge of the Shareholders, all Environmental Approvals required to be held by the Corporation have been obtained, are listed in Schedule 22, are valid and in full force and effect, have been and are being complied with in all material respects, and there have been and are no proceedings commenced, applications for proceedings made, nor to the knowledge of the Shareholders have there been any proceedings or applications for proceedings threatened to revoke or amend any Environmental Approvals;

(ii) to the knowledge of the Shareholders, any Release by the Corporation of any Hazardous Substance into the Environment complied and complies with all Environmental Laws;

(iii) the Corporation has not entered into an agreement that may require it to pay, reimburse, guarantee, pledge, defer, indemnify or hold harmless any person from or against any liability or cost relating to any Release of

Hazardous Substance or environmental condition or arising from any non-compliance with any Environmental Law;

(iv) the Corporation has not been prosecuted for or convicted of any offence under Environmental Laws or found liable in any proceeding to pay any fine or judgment to any person as a result of any Release or threatened Release of any Hazardous Substance into the Environment or the breach of any Environmental Law and there are no proceedings pending or, to the knowledge of the Shareholders and the Corporation, threatened relating to the foregoing and, to the knowledge of the Shareholders and the Corporation, there is no basis for any such proceedings; and

(v) to the knowledge of the Shareholders and the Corporation, there is no above-ground or underground storage tank, urea formaldehyde foam insulation, friable asbestos, polychlorinated biphenyls (**"PCBs"**) or radioactive substance in, on or under the property covered by any Real Property Leases;

Real Property

(mm) Schedule 7 sets forth a complete list of all of the Real Property and a legal description for such Real Property. The Corporation is the legal and beneficial owner of the Real Property (as set forth in Schedule 7) in fee simple, with good and marketable title thereto, free and clear of all Encumbrances other than Permitted Encumbrances. All accounts for work and services performed or materials placed or furnished upon or in respect of the construction and completion of any of the buildings, improvements or other structures constructed on the Real Property have been fully paid and no one is entitled to claim a lien under the *Builders' Lien Act* (Alberta) or other similar legislation for such work performed by or on behalf of the Corporation. There are no matters affecting the right, title and interest of the Corporation in and to the Real Property (as set forth in Schedule 7), which in the aggregate, would materially and adversely affect the ability of the Corporation to carry on its business upon the Real Property (as set forth in Schedule 7);

(nn) the Corporation is not a party to any Real Property Leases other than those listed in Schedule 8. The Corporation is not in breach of any such Real Property Leases in any material respect nor has any circumstance occurred or does any circumstance exist that with the passage of time, notice or both, constitute such a breach, and, to the knowledge of the Shareholders and the Corporation, no third party to any of such Real Property Leases is in breach of any such Real Property Leases;

Miscellaneous

(oo) Schedule 23 sets forth a complete list of every financial institution in which the Corporation maintains any depository or other account or safety deposit box and

the names of all persons authorized to draw on or who have access to such accounts or safety deposit box; and

(pp) the information provided by or on behalf of the Shareholders or the Corporation with respect to the Corporation constitutes full, plain and true disclosure of all material facts relating to the Corporation, its business, operations and capital, there are no misrepresentations in any written information provided by or on behalf of the Shareholders or the Corporation to Petrowest and none of the Shareholders or the Corporation has knowingly withheld from Petrowest any information, documents or agreements relevant to the Corporation Assets or the Corporation which might reasonably be expected to be material to a purchaser of the Shares or Corporation Assets.

Conduct of Business

(qq) except as disclosed in Schedule 24, since the Effective Time, the Corporation has not:

(i) incurred, assumed or become subject to any Liabilities, except in the Ordinary Course of Business;

(ii) granted, suffered or assumed any Encumbrance on or in respect of any of the Corporation Assets, other than Permitted Encumbrances;

(iii) amended the Articles of Incorporation, charter, by-laws or other governing documents of the Corporation;

(iv) conducted its business other than in all material respects in the Ordinary Course of Business and in compliance with all applicable laws and, without limitation, has not entered into, assumed or become subject to any contract out of the Ordinary Course of Business or any Material Contract;

(v) amended or terminated any Material Contract;

(vi) directly or indirectly, declared or paid any dividends, or declared or made any other distribution of its securities, or assets or directly or indirectly, redeemed, purchased or otherwise acquired any of its shares, or agreed to do so, or reduced its stated capital in any manner or purchased, acquired, cancel or redeemed, or agreed to purchase, acquire, cancel or redeem, any outstanding shares;

(vii) forgiven any debt or otherwise triggered or permitted to be triggered any of the provisions of the Canadian Tax Act respecting debt forgiveness including, for greater certainty, Section 79 or Sections 80 to 80.04 of such Act, and has not cancelled or released any debts or claims or waived any right pertaining to the Corporation Assets;

(viii) entered into or amended any employment or consulting agreements;

(ix) increased the salaries, benefits or other compensation payable to any of its directors, officers or employees except as disclosed in writing to Petrowest;

(x) made any payment or distribution whatsoever to, or entered into any agreement with, any person not dealing at arm's length with the Corporation;

(xi) entered into or materially amended any Employee Plan;

(xii) suffered any Material Adverse Effect or any occurrences or circumstances which might reasonably be expected to have a Material Adverse Effect;

(xiii) sold any material amounts of inventory or other assets, nor increased its indebtedness other than in the Ordinary Course of Business;

(xiv) made any change in its accounting principles and practices as theretofore applied including, without limitation, the basis upon which its assets and liabilities are recorded on its books and its earnings, profits and losses are ascertained;

(xv) incurred or committed to any capital expenditures, other than the Approved Capital Commitments as set out in Schedule 1;

(xvi) made any cash payment or declared any bonus to the Shareholders, officers, managers, employees or any other party not at arm's length to the Corporation or its Shareholders, and has not paid any amount or transferred any property to reduce Shareholder Loans.

3.3 Representations and Warranties of Petrowest and the Trust

Each of Petrowest and the Trust jointly and severally represents and warrants to each of the Shareholders that:

(a) Petrowest is duly organized and validly existing and in good standing under the law of the jurisdiction of its incorporation and has the corporate power to own or lease its property and assets and to carry on its business as now conducted by it and is duly licensed or qualified to carry on business in each jurisdiction as the nature of its business requires and, at the Closing Date,.will have such power and be so licensed or qualified as is required by its business as proposed to be conducted;

(b) the Trust is duly organized and validly existing and in good standing under the law of the jurisdiction of its formation and has the power to own or lease its property and assets and to carry on its business as now conducted by it and is duly licensed or qualified to carry on business in each jurisdiction as the nature of its business requires and, at the Closing Date, will have such power and be so licensed or qualified as is required by its business as proposed to be conducted;

(c) Petrowest has all requisite power and authority to enter into this Agreement and all documents to be delivered pursuant hereto and to perform its obligations hereunder and thereunder;

(d) the Trust has all requisite power and authority to enter into this Agreement and all documents to be delivered pursuant hereto and to perform its obligations hereunder and thereunder;

(e) the execution and delivery of this Agreement and all documents to be delivered pursuant hereto, the performance of the terms hereof and thereof and the consummation of the transactions contemplated herein and therein do not and will not:

(i) result in the breach of or violate any term or provision of the charter, by-laws or governing documents of Petrowest or the declaration of trust of the Trust; or

(ii) conflict with, result in a breach of, constitute a default under, or accelerate or permit the acceleration of the performance required by, any material agreement, instrument, licence, permit or authority to which Petrowest or the Trust is a party or by which it is bound or to which any of its property is subject or result in the creation of any Encumbrance upon any of the assets of Petrowest or the Trust or give to others any material interest or right, including any right of purchase, termination, cancellation or acceleration under any such agreement, instrument, license, permit or authority; or

(iii) violate any provision of law or administrative regulation or any judicial or administrative order, award, judgment or decree applicable to Petrowest or the Trust;

(f) each of the Trust and Petrowest is, in all material respects, in compliance with all Laws;

(g) this Agreement has been duly executed and delivered by Petrowest and constitutes a legal, valid and binding obligation of Petrowest enforceable in accordance with its terms and all documents to be delivered by Petrowest or the Trust, as the case may be, pursuant hereto will be duly executed and delivered by Petrowest and will constitute legal, valid and binding obligations of Petrowest and the Trust, respectively, enforceable in accordance with their respective terms;

(h) the authorized capital of Petrowest is comprised of an unlimited number of common shares and all of the issued and outstanding common shares are held by the Trust;

(i) as of the date hereof, the authorized capital of the Trust is comprised of an unlimited number of Units of which, 28,285,094 Units (including subordinated units) are issued and outstanding, each fully paid and non-assessable;

(j) the Trust is a mutual fund trust under the Canadian Tax Act;

(k) the Units to be issued pursuant to Section 2.2 will be duly and validly issued and delivered as fully paid and non-assessable trust units of the Trust and, other than the escrow contemplated by section 5.2(d), will not be subject to any escrow or restriction on trading;

(l) there is no suit, action, litigation, investigation, claim, complaint, grievance or proceeding, including appeals and applications for review, in progress, or, to the knowledge of Petrowest, pending or threatened against or relating to Petrowest or the Trust before any court, Governmental Authority, commission, board, bureau, agency or arbitration panel which, if determined adversely to Petrowest, would,

  (i) materially and adversely affect the properties, business, future prospects or financial condition of Petrowest or the Trust,

  (ii) enjoin, restrict or prohibit the transfer of all or any part of the Shares or the issue of Units as contemplated by this Agreement; or

  (iii) prevent Petrowest from fulfilling all of its obligations set out in this Agreement or arising from this Agreement, and Petrowest has no knowledge of any existing ground on which any such action, suit, litigation or proceeding might be commenced with any reasonable likelihood of success. There is not presently outstanding against Petrowest any judgement, decree, injunction, rule or order of Governmental Authority; and

(m) Petrowest is not a "non Canadian" within the meaning of the *Investment Canada Act*.

3.4 Non-Waiver

No investigations made by or on behalf of Petrowest or the Shareholders at any time shall have the effect of waiving, diminishing the scope or otherwise affecting any representation or warranty made by the Shareholders or Petrowest, as the case may be, in or pursuant to this Agreement. No waiver of any condition or other provisions, in whole or in part, shall constitute as a waiver of any other condition or provision (whether or not similar) nor shall such waiver constitute a continuing waiver unless otherwise expressly provided.

3.5 Nature and Survival

All representations, warranties and covenants contained in this Agreement on the part of each of the Parties shall survive the Closing, the execution and delivery under this Agreement of any share or security transfer instruments or other documents of title to any of the Shares and the payment of the consideration for the Shares.

ARTICLE 4
COVENANTS

4.1 Covenants of the Shareholders and the Corporation

(a) From the date hereof to and until the Closing Date, the Shareholders and the Corporation shall permit Petrowest, Petrowest's Counsel and Petrowest's authorized representatives to have full access to all files, premises, properties, personnel, books, records (including Tax Records), auditors, contracts and documents of or pertaining to the Corporation and any predecessor corporations or entities prior to Closing for purposes of performing due diligence with respect to the Corporation and its assets and affairs. The provisions of the Letter of Intent shall continue to be applicable to any information made available by such parties pursuant to the provisions of this Agreement.

(b) Except as set forth in Schedule 25, the Shareholders and the Corporation covenant and agree that from the Effective Time until the Closing Date:

(i) the Corporation shall conduct their business only in, and not take any action except in, the usual, ordinary and regular course of business and consistent with past practices;

(ii) they shall not, without the prior written consent of Petrowest, which shall not be unreasonably withheld or delayed, directly or indirectly do or permit to occur any of the following:

(A) redeem, purchase or offer to purchase any of its shares or other securities unless otherwise required by the terms of such securities;

(B) reorganize, amalgamate or merge with any other person, corporation, partnership or other business organization whatsoever;

(C) acquire, agree to acquire, dispose of or agree to dispose of any person, corporation, partnership, joint venture or other business organization or division or acquire, agree to acquire, dispose of or agree to dispose of any assets, which, in each case, are individually or in the aggregate material;

(D) relinquish any contractual rights which are individually or in the aggregate material;

(E) other than pursuant to existing employment, termination or compensation arrangements or policies, in the case of officers or directors, take any action with respect to the entering into or modifying of any employment, severance or similar agreements, policies or arrangements or with respect to the grant of any bonuses, salary increases, stock options, profit sharing, retirement allowances, deferred compensation, incentive compensation,

severance or termination pay or any other form of compensation or profit sharing or with respect to any increase of benefits payable, or make any loan to, any of its officers or directors;

(F) other than pursuant to existing employment, termination or compensation arrangements or policies, in the case of its employees who are not officers or directors, take any action with respect to the entering into or modifying of any employment, severance, collective bargaining or similar agreements, policies or arrangements or with respect to the grant of any bonuses, salary increases, stock options, profit sharing, retirement allowances, deferred compensation, incentive compensation, severance or termination pay or any other form of compensation or profit sharing or with respect to any increase of benefits payable, or make any loan to, any of its employees;

(G) incur or commit to capital or operating expenditures individually exceeding $10,000 or exceeding $100,000 in the aggregate;

(iii) provide Petrowest with access to its premises and employees to facilitate the integration of operations and accounting systems at the Closing Time;

(iv) cooperate with Petrowest in structuring the acquisition of the Corporation in a tax efficient manner;

(c) the Corporation shall:

(i) use its reasonable commercial efforts to preserve intact its business, assets and goodwill, to keep available the services of its officers and employees as a group and to maintain satisfactory relationships with suppliers, agents, distributors, customers and others having business relationships with it;

(ii) not take any action that would interfere with or be inconsistent with the completion of the transactions contemplated hereby or that would render, or that reasonably may be expected to render, any representation or warranty made by it in this Agreement untrue in any material respect at any time prior to the Closing Time if then made;

(d) Each of the Shareholders and the Corporation who is a party to or bound by the Unanimous Shareholders Agreement hereby agrees and consents to the termination of such agreement immediately prior to the Closing Time and, subject to Closing occurring, hereby irrevocably waives and releases each of the others from and in respect of any and all obligations thereunder, whether due on, prior to or after the date hereof.

(e) Upon any restructuring or reorganization of the Corporation resulting in any person, other than the Shareholders, acquiring any of the Shares, the Shareholders shall cause such person to execute a counterpart signature page to this Agreement.

4.2 Efforts to Satisfy Conditions

Each Party shall use all reasonable commercial efforts and shall proceed diligently, honestly and in good faith to cause the conditions set forth in Section 5.1, Section 5.2 and Section 5.3 which are within its reasonable control to be satisfied. Each Party shall provide such information and cooperation to the other Party as it may reasonably request in connection with the satisfaction of such conditions.

4.3 Tax Returns

(a) The Shareholders shall cause the Corporation to prepare and file in a timely manner (at its cost and in consultation with the Shareholders) all Tax Returns required to be filed by the Corporation for any period that ends on or before the Closing Date and for which Tax Returns have not been filed as of the Closing Date. Petrowest shall obtain the consent of Shareholders to any Tax Returns filed in respect of any period ending on or prior to the Closing Date, which consent shall be deemed received unless the Shareholders advises otherwise within 10 business days following receipt of the return and request for consent. The Shareholders and Petrowest shall co-operate fully with each other and none of the Parties will unreasonably withhold its consent to a request made by any other Party with respect to such Tax Returns. Such Tax Returns will be prepared in accordance with reasonable business practices and the Corporation's past practices. The Parties agree that an election shall be made by the Corporation in its Tax Return filed for its taxation year ending immediately before the acquisition of control by Petrowest not to have subsection 256(9) of the Canadian Tax Act apply, with the result that the taxation year of the Corporation shall end immediately before the Closing Time.

(b) No Tax Returns shall be filed by any of the Shareholders between the date hereof and the Closing Date except with the prior written consent of Petrowest, which consent shall not be unreasonably withheld.

4.4 Adjustments, Allocation of Profits

(a) All profits earned by the Corporation after the Effective Time shall remain in the Corporation for the benefit of Petrowest and will increase the Working Capital or decrease the indebtedness of the Corporation and increase the retained earnings of the Corporation.

(b) In the event the retained earnings on the Closing Date (adjusted for the net after tax bonus payable in accordance with Section 4.4(d)) are less than the retained earnings at the Effective Time, as determined by the Auditors, the Shareholders shall indemnify Petrowest for the difference in accordance with Article 7.

(c) In the event the Working Capital on the Closing Date (adjusted for the net after tax bonus payable in accordance with Section 4.4(d), where applicable) are less than the amounts provided for in the Financial Statements as at October 31, 2006,

as determined by the Auditors, the Shareholders shall indemnify Petrowest for the difference in accordance with Article 7.

(d) Petrowest and the Shareholders agree that bonuses, consistent with the Corporation's past practice, will be declared by the Corporation payable to Rick Serhan effective at or before December 31, 2006 in an amount, in aggregate, equal to the taxable income of the Corporation for the period ended at December 31, 2006 in excess of the small business deduction under the *Income Tax Act* (Canada) (consistent with historical accounting policies of the Corporations and claiming the maximum capital cost allowance deductions), which bonus, net of any applicable withholdings, shall for greater certainty constitute an increase in Shareholder Loans. For greater certainty, there shall be no cash payment of the bonuses declared in accordance with this section.

(e) Long Term Debt at the Closing Time shall not exceed $5,003,423. In the event Long Term Debt exceeds such amount, the Shareholders shall indemnify Petrowest for the difference in accordance with Article 7.

(f) In the event that the Closing occurs after April 30, 2007, Petrowest agrees to pay the Shareholders an amount equal to the cash distribution payable for the month of April on the 600,000 Units delivered to the Shareholders hereunder.

(g) All Encumbrances, other than Permitted Encumbrances, must be extinguished and discharged no later than the Closing Time or the Shareholders shall deliver to Petrowest at the Closing Time a payout statement and confirmation that the Shareholders' Counsel has a release and discharge in respect of such Encumbrances in trust for release upon payment to the secured party. If any Encumbrances other than Permitted Encumbrances are remaining at the Closing Time, the Shareholders shall indemnify Petrowest for the amount thereof (as well as any prepayment interest and penalties and any other costs associated with the extinguishment and discharge) in accordance with Article 7.

(h) For greater certainty, the Corporation will be amalgamated with Petrowest and all assets of the Corporation at the Closing Time will become the property of Petrowest, whether or not listed on Schedule 2 or 3.

4.5 Restrictive Covenant

Petrowest and the Shareholders agree that $1.00 of the purchase price shall be allocated to the restrictive covenant in the agreements referred to in Section 5.1(c), which allocation shall be adjusted to the amount determined by the Auditors following completion of the audit of the purchase price. Petrowest and the Shareholders agree to jointly file the election required pursuant to Section 56.4(3)(c) of the Canadian Tax Act, within the time required by such act, for the adjusted amount as determined by the Auditors.

ARTICLE 5
CONDITIONS TO CLOSING

5.1 Mutual Conditions

The obligations of Petrowest, the Shareholders and the Corporation pursuant hereto are subject to the following conditions being satisfied in all respects at or prior to the Closing Time, or such earlier time as is specified below:

(a) there shall not be any suit, action or other proceeding that shall, at Closing, be pending against any of the Parties before any Governmental Authority and no law, regulation or policy shall have been proposed, enacted or applied: (i) making illegal or seeking to restrain, prohibit or obtain damages or other relief in connection with the consummation of the transactions contemplated by this Agreement; (ii) prohibiting or materially limiting the ownership or operation by Petrowest of a material portion of the business or assets thereof or requiring Petrowest to dispose of or hold separately any such portion of any Shares or Corporation Assets, as applicable; or (iii) making the consummation of the transactions contemplated by this Agreement materially more costly to Petrowest or materially reducing the value of the Shares;

(b) all Required Approvals shall have been obtained on terms acceptable to the Shareholders and Petrowest, acting reasonably, at or prior to the Closing Time; and

(c) Petrowest and each of the persons listed in Schedule 26 hereto shall have executed and delivered an employment agreement in the form set forth in such Schedule.

5.2 Conditions for the Benefit of Petrowest

The obligations of Petrowest to buy the Shares and Shareholder Loans from the Shareholders pursuant hereto are subject to the following conditions (which are for the exclusive benefit of Petrowest) being satisfied in all respects at or prior to the Closing Time, or such earlier time as is specified below:

(a) the representations and warranties of the Shareholders in this Agreement shall be true and correct in all material respects at the Closing Time with the same force and effect as if made at and as of such time;

(b) the Shareholders and the Corporation shall have performed or complied in all material respects with all of the terms, covenants and conditions of this Agreement to be performed or complied with by the Shareholders and the Corporation at or prior to the Closing Time pursuant hereto;

(c) on or before April 30, 2007, Petrowest shall have completed its due diligence review and, in its sole discretion, been satisfied with the results of such review;

(d) at Closing, the Shareholders shall have delivered all items which they are required to deliver pursuant to Section 6.2 and shall have duly executed and delivered an agreement to escrow the Units to be issued pursuant to Section 2.2 for release as to 25% on the first anniversary of the Closing Date and the remainder on the second anniversary of the Closing Date;

(e) the Shareholders shall have delivered opinions of the Shareholders' Counsel as to the matters in Section 3.1(a), (b), (c) and (d) and Section 3.2(a), (b), (c) and (d)(i), in form and substance satisfactory to Petrowest, acting reasonably;

(f) each of the Shareholders shall have delivered, on the Closing Date, a certificate of such Shareholder dated the Closing Date, addressed to Petrowest and signed by the Shareholder or, in the case of a Shareholder that is a corporation, signed on the Shareholder's behalf by its President or such other officer or director satisfactory to Petrowest, acting reasonably, certifying that to the knowledge of the Shareholders the representations and warranties of the Shareholder set forth in this Agreement are true and correct at the Closing Time, as if made at such time and the Shareholder has not breached, or failed to comply with, in any material respect, any of its covenants or other obligations under this Agreement;

(g) Petrowest shall have obtained all applicable governmental, regulatory and contractual approvals to complete the transactions contemplated by this Agreement; and

(h) at Closing, the Leaseback Real Property shall be transferred by the Corporation to the Shareholders shall pay to the Corporation therefor either cash consideration or there shall be a corresponding reduction in the purchase price payable by Petrowest, and the Corporation shall have entered into a lease of the Leaseback Real Property with the Shareholders on terms acceptable to Petrowest.

5.3 Conditions for the Benefit of the Shareholders

The Shareholders' obligations to Petrowest pursuant hereto are subject to the following conditions (which are for the exclusive benefit of the Shareholders) being satisfied in all respects at or prior to the Closing Time or such earlier time as is specified below:

(a) the representations and warranties of Petrowest in this Agreement shall be true and correct in all material respects at the Closing Time with the same force and effect as if made at and as of such time;

(b) Petrowest shall have performed or complied in all material respects with all of the terms, covenants and conditions of this Agreement to be performed or complied with by Petrowest at or prior to the Closing Time pursuant hereto;

(c) at Closing, Petrowest shall have delivered all items they are required to deliver pursuant to Section 6.3;

(d) Petrowest shall have delivered, on the Closing Date, a certificate of Petrowest dated the Closing Date, addressed to the Shareholders and signed on Petrowest's behalf by its President or such other officer or director satisfactory to the Shareholders, acting reasonably, certifying that the representations and warranties of Petrowest set forth in this Agreement are true and correct at the Closing Time, as if made at such time and Petrowest has not breached, or failed to comply with, in any material respect, any of its covenants or other obligations under this Agreement; and

(e) Petrowest shall have delivered an opinion of Petrowest's Counsel as to the matters set forth in Section 3.3(a), (b), (c), (d), (e)(i), (e)(iii), (g), (i), (j), (k) and (m) in form and substance satisfactory to the Shareholders, acting reasonably.

ARTICLE 6
CLOSING

6.1 Closing

The Closing shall take place at the Closing Time at the offices of Petrowest located at Suite 204, 10605 Westside Drive, Grande Prairie, Alberta T8V 8E6, or at such other place as may be agreed upon by the Shareholders and Petrowest.

6.2 Deliveries by the Shareholders at Closing

At Closing, the Shareholders shall deliver to Petrowest:

(a) an updated version of Schedule 12 indicating the beneficial owners of record of all of the Shares;

(b) an updated version of Schedule 15 indicating the authorized capital of the Corporation and the issued and outstanding shares of the Corporation;

(c) the certificates representing the Shares duly endorsed for transfer by the Shareholders and new share certificates issued in the name of Petrowest in respect of the Shares;

(d) certificates of the appropriate government officials, dated the Closing Date, evidencing the existence and good standing of each of the Shareholders, if a corporation and the Corporation in the jurisdiction of its organization;

(e) the minute books, corporate seals and all corporate records of the Corporation;

(f) resignations and releases of all directors and officers of the Corporation and reciprocal releases of such directors and officers by the Corporation, each in form and substance satisfactory to Petrowest;

(g) certified copies of directors' resolutions of the Corporation confirming approval of the transfer of the Shares to Petrowest in accordance with the terms and conditions of this Agreement;

(h) such other documents and instruments as Petrowest's Counsel may reasonably require; and

(i) transfers in respect of Shareholders' Loans.

6.3 Deliveries by Petrowest at Closing

At Closing, Petrowest shall pay the purchase price to the Shareholders, including delivering certificates to the Shareholders representing the Units issuable to the Shareholders pursuant to Section 2.2(b).

6.4 Closing Escrow

The items tabled at Closing pursuant to Section 6.2 and Section 6.3 shall be held in escrow until all of such items have been tabled and then shall remain in escrow until the Closing Time. At the Closing Time, provided all conditions in Article 5 have been satisfied or waived, such escrow shall be terminated and the items described in Section 6.2 shall be delivered to Petrowest and the items described in Section 6.3 shall be delivered to the Shareholders and the Closing shall have occurred. If such escrow is not released on or before 4:00 p.m. (Calgary Time) on May 30, 2007 and the Parties do not agree to an extension of the escrow, the Closing shall be deemed not to have occurred and the documents and certificates tabled by a Party pursuant to this Article 6 shall be returned to that Party.

ARTICLE 7
INDEMNITIES

7.1 Shareholders Indemnity

After Closing but subject to Section 7.4, each of the Shareholders jointly and severally agree to indemnify and save harmless each of Petrowest, the Trust and their Affiliates from and against all Losses and Obligations which they suffer, sustain, pay or incur, directly or indirectly:

(i) as a consequence of or in connection with a breach of a representation or warranty made by any of the Shareholders or the Corporation in this Agreement or a breach by any of the Shareholders or the Corporation of any of the covenants made by any thereof in this Agreement; or

(ii) as a consequence of or in connection with any environmental matter relating to the Corporation or the Corporations Assets prior to the Closing Time;

except any such Losses and Obligations as have been caused by or result from the gross negligence or wilful misconduct of any such indemnified person. The Parties agree that for the

purposes of Section 7.1(i), in the case of any breach of representation or warranty of any of the Shareholders, the measure of Losses and Obligations in respect thereof will be, dollar for dollar, the difference in what would have been the position (financial and otherwise) of the Corporation had such representation been true or the warranty not breached and the actual position (financial and otherwise) of the Corporation (given such misrepresentation or breach of warranty).

7.2 Petrowest Indemnity

After Closing, Petrowest and the Trust agree to indemnify and save harmless each of the Shareholders and their Affiliates from and against all Losses and Obligations which they suffer, sustain, pay or incur, directly or indirectly, as a consequence of or in connection with:

(i) a breach of a representation or warranty made by Petrowest or the Trust in this Agreement or a breach by Petrowest or the Trust of a covenant made by it in this Agreement; or

(ii) subject to the Shareholders' obligations in respect of the indemnity contained in Section 7.1, any matter or circumstance relating to Corporation Assets or the operation thereof which occurs after the Closing Time or which relates to the Corporation and occurs after the Closing Time;

except any such Losses and Obligations as have been caused by or result from the gross negligence or wilful misconduct of any such indemnified person.

7.3 Tax Indemnity

(a) After Closing, the Shareholders shall be jointly and severally liable to and agree to indemnify and save harmless the Corporation (which in this Section 7.3 includes the Corporation's successors and assigns) in respect of all Losses and Obligations which the Corporation may suffer, sustain, pay or incur as a consequence of or in connection with any breach of any of the representations and warranties in Section 3.2(t) to (x) inclusive.

(b) Any person entitled to indemnification as herein set forth (the "**Indemnified Parties**") shall give prompt written notice to the Shareholders whenever it becomes aware that a Claim has been or may be made for which the Shareholders may be liable pursuant to this Section 7.3 (the "**Tax Indemnity**"). Unless the Shareholders notify the Indemnified Parties that it elects not to have carriage and control of a Claim the Shareholders shall, at their own expense and employing counsel of their own choice, have full carriage and control of the contestation of any such Claim, provided that if the Claim does not relate solely to matters to which the Tax Indemnity may apply, the Indemnified Parties shall, at its own expense and employing counsel of its own choice, have full carriage and control of the contestation of the portion of the Claims relating to matters to which the Tax Indemnity does not relate; and further provided that where the Shareholders have carriage and control of a Claim neither the Indemnified Parties nor the Corporation will agree to any compromise or settlement of such Claim to which

the Tax Indemnity may apply without the consent of the Shareholders which will not be unreasonably withheld. Notwithstanding the foregoing, the Shareholders' right to have carriage and control of the contestation of any such Claim shall only apply and continue to apply after payment of the amount of such Claim or the provision of such security as is necessary to avoid a lien being placed on the property of the Corporation in respect of such Claim. Where the Shareholders have carriage and control of a Claim, if the Indemnified Parties do not consent to a settlement of a Claim to which the Tax Indemnity may apply following a request from the Shareholders to do so, the obligation of the Shareholders to indemnify the Indemnified Parties for the Claim shall be limited to the amount that the Shareholders would have been required to pay pursuant hereto in respect of the Claim if the settlement had been accepted and the Shareholders shall forthwith transfer carriage of the contestation of the Claim to the Indemnified Parties or its nominee. The Indemnified Parties, the Corporation and the Shareholders shall cooperate with each other and allow each other reasonable access to documents and records in any defence of any such Claims and shall keep each other reasonably informed of the conduct thereof. If the Shareholders elect not to have carriage and control of the contestation of the Claim, the Indemnified Parties and the Corporation shall be under no obligation to contest, settle or compromise the Claim and such failure to contest, settle or compromise the Claim shall not prejudice its rights pursuant to this Indemnity.

(c) The Parties undertake to inform each other of any audit inquiries with respect to issues to which the Tax Indemnity may apply and to cooperate with each other in making any representations prior to any assessment to which those indemnities may apply.

(d) The amounts payable in respect of the Tax Indemnity shall constitute and be treated by the parties as an adjustment to the purchase price.

7.4 Limitations on Indemnities

(a) No Claim for performance of an indemnity or in respect of a breach of any covenant, representation or warranty made in this Agreement (other than pursuant to Section 7.3) shall be made or be enforceable, whether by legal proceedings or otherwise, unless written notice of such Claim is given by the party seeking redress to the party or parties from whom redress is sought on or before: (i) in respect of a breach of Section 3.2(kk), the expiry of the statutory period in which a Claim, assessment or reassessment may be brought or effected against the Corporation in respect thereof; (ii) in respect of a breach of any of Section 3.2(t) to (x), the expiry of ninety days after the relevant Governmental Authorities shall no longer be entitled to assess liability for tax against the Corporation for any particular taxation year ended on or prior to the Closing Date, having regard without limitation, to any waivers given by the Shareholders of the Corporation in respect of any taxation year; and (iii) otherwise, the expiry of eighteen months from the Closing Date;

(b) The maximum cumulative liability of the Shareholders in respect of indemnities and breaches of the representations, warranties and covenants made by the Shareholders in this Agreement (other than pursuant to Section 7.3) shall not exceed the purchase price;

(c) Except as otherwise set out herein, the parties' sole remedy for a misrepresentation or breach of a warranty or other agreement contained in this Agreement is limited to the indemnities contained in Article 7 and is limited by the provisions of this Section 7.4;

(d) Notwithstanding anything to the contrary set forth in this Agreement, the Shareholder shall have no liability to Petrowest for any specific matter or claim for which Petrowest has received an adjustment to the purchase price to the extent of such adjustment;

(e) Petrowest shall not be entitled to make a Claim against the Shareholders for indemnity pursuant to this Agreement unless and until the aggregate amount of all Losses and Obligations with respect to all Claims asserted by Petrowest under this Agreement (other than pursuant to Section 7.3) exceeds $200,000. Once such minimum threshold in Losses and Obligations has been sustained by Petrowest, the entirety of all Losses and Obligations sustained by Petrowest shall be compensable under this Section 7.4, subject to the other provisions of this Section. Claims pursuant to Section 7.3 shall not be included in claims for the purposes of this Section 7.4(e);

(f) Petrowest's Losses hereunder shall be deemed reduced by the amount of any insurance proceeds and any tax benefits received by Petrowest with respect to such Losses; and

(g) Petrowest shall not be entitled to indemnity under both Section 7.3 and Section 7.1 for the same Loss.

7.5 Indemnification Procedure

(a) For purposes of this Section 7.5, the term "**Indemnifying Party**" when used in connection with a Claim shall mean the Person having an obligation to indemnify the other Party with respect to such Claim pursuant to this Agreement (other than under Section 7.3), and the term "**Indemnified Party**" when used in connection with a particular Claim shall mean the Person having the right to be indemnified with respect to such Claim by the other Party pursuant to this Agreement (other than under Section 7.3)

(b) To make claim for indemnification, an Indemnified Party shall notify the Indemnifying Party of its claim under this Section 7.5, including the specific details of and specific basis under this Agreement for its claim (the "**Claim Notice**"). In the event that the claim for indemnification is based upon a claim by a third party against the Indemnified Party (a "**Third Party Claim**"), the Indemnified Party shall provide its Claim Notice promptly after the Indemnified

Party has actual knowledge of the Third Party Claim and shall enclose a copy of all papers (if any) served with respect to the Third Party Claim; provided that the failure of any Indemnified Party to give notice of a Third Party Claim as provided in this Section 7.5 shall not relieve the Indemnifying Party of its obligations under this Agreement except to the extent such failure results in insufficient time being available to permit the Indemnifying Party to effectively defend against the Third Party Claim or otherwise materially prejudices the Indemnifying Party's ability to defend against the Third Party Claim. In the event that the claim for indemnification is based upon an inaccuracy or breach of a representation, warranty, covenant or agreement, the Claim Notice shall specify the representation, warranty, covenant or agreement which was inaccurate or breached.

(c) In the case of a claim for indemnification based upon a Third Party Claim, the Indemnifying Party shall have 30 days from its receipt of the Claim Notice to notify the Indemnified Party whether it admits or denies its liability to defend the Indemnified Party against such Third Party Claim at the sole cost and expense of the Indemnifying Party. The Indemnified Party is authorized, prior to and during such 30-day period, to file any motion, answer or other pleading that it shall deem necessary or appropriate to protect its interests or those of the Indemnifying Party and that is not prejudicial to the Indemnifying Party.

(d) If the Indemnifying Party admits its liability, it shall have the right and obligation to diligently defend, at its sole cost and expense, the Third Party Claim. The Indemnifying Party shall have full control of such defense and proceedings, including any compromise or settlement thereof. If requested by the Indemnifying Party, the Indemnified Party agrees to cooperate, at the cost and expense of the Indemnifying Party, in contesting any Third Party Claim which the Indemnifying Party elects to contest. The Indemnified Party may participate in, but not control, any defense or settlement of any Third Party Claim controlled by the Indemnifying Party pursuant to this Section 7.5(d). An Indemnifying Party shall not, without the written consent of the Indemnified Party, (i) settle any Third Party Claim or consent to the entry of any judgment with respect thereto which does not include an unconditional written release of the Indemnified Party from all liability in respect of such Third Party Claim or (ii) settle any Third Party Claim or consent to the entry of any judgment with respect thereto in any manner that may materially and adversely affect the Indemnified Party (other than as a result of money damages covered by the indemnity).

(e) If the Indemnifying Party does not admit its liability or admits its liability but fails to diligently prosecute or settle the Third Party Claim, then the Indemnified Party shall have the right to defend against the Third Party Claim at the sole cost and expense of the Indemnifying Party, with counsel of the Indemnified Party's choosing, subject to the right of the Indemnifying Party to admit its liability and assume the defense of the Third Party Claim at any time prior to settlement or final determination thereof. If the Indemnifying Party has not yet admitted its liability for a Third Party Claim, the Indemnified Party shall send written notice to

the Indemnifying Party of any proposed settlement and the Indemnifying Party shall have the option for 10 days following receipt of such notice to (i) admit in writing its liability for the Third Party Claim and (ii) if liability is so admitted, reject, in its reasonable judgment, the proposed settlement.

(f) In the case of a claim for indemnification not based upon a Third Party Claim, the Indemnifying Party shall have 30 days from its receipt of the Claim Notice to (i) cure the Losses and Obligations complained of; (ii) admit its liability for such Losses or (iii) dispute the claim for such Losses and Obligations. If the Indemnifying Party does not notify the Indemnified Party within such 30-day period that it has cured the Losses and Obligations or that it disputes the claim for such Losses and Obligations, the amount of such Losses and Obligations shall conclusively be deemed a liability of the Indemnifying Party hereunder.

7.6 Materiality

For the purposes of calculating Losses and Obligations in conjunction with any breach of a representation, warranty or covenant pursuant to Sections 7.1, 7.2 or 7.3, any standard or threshold of materiality relating to such breached representation, warranty or covenant shall be ignored.

ARTICLE 8
TERMINATION

8.1 Termination

If this Agreement is terminated prior to the Closing occurring pursuant to Section 5.1, Section 5.2 or Section 5.3, the Parties shall be released from all obligations under this Agreement except the Confidentiality and Non-disclosure Agreement shall remain in full force and effect in accordance with its terms, and each Party shall remain liable for breaches by it of this Agreement occurring prior to such termination. Subject to the foregoing provisions of this Section, following such termination, each Party shall be responsible for the costs and expenses incurred by it in connection with this Agreement and the transactions contemplated hereby.

8.2 Survival

Subject to the limitations and provisions set forth in this Agreement, notwithstanding the occurrence of Closing and the items delivered at Closing pursuant hereto, the representations, warranties, covenants and indemnities contained in this Agreement shall survive the Closing and the delivery of the items delivered at Closing pursuant hereto for the benefit of the Parties in accordance with terms hereof. Notwithstanding any other provision of this Agreement, no limitation in respect of the survival of any provision of this Agreement or the period in respect of which any Claims or other recourse may be made shall apply insofar as the breach of the provision or the matter in respect of which recourse is sought involves fraud on the part of the Party or Parties against whom the provision is sought to be enforced or from whom such recourse is sought. If any document executed at or after Closing, pursuant hereto is inconsistent

with the provisions of this Agreement, the provisions of this Agreement shall prevail unless the Parties expressly and explicitly agree to the contrary.

ARTICLE 9
ARBITRATION

9.1 Procedure

Any controversy submitted to arbitration pursuant to this Agreement shall be subject to the following principles:

(a) Upon written demand of a Party, representatives of the Parties shall meet and attempt to appoint a single arbitrator. If such representatives are unable to agree on a single arbitrator within five (5) days of such demand, then upon written demand by any Party, any Shareholder and Petrowest shall, within ten (10) days of such demand, each name an arbitrator and the two arbitrators so named shall promptly thereafter choose a third. If a Party shall fail to name an arbitrator within ten (10) days from such demand, then the arbitrator for that Party shall be appointed by any Justice of the Court of Queen's Bench of Alberta upon application by the other Party. If the two arbitrators shall fail within ten (10) days from their appointment to agree upon and appoint the third arbitrator, then such third arbitrator shall be appointed by any Justice of the Court of Queen's Bench of Alberta upon request of either Party.

(b) The arbitrator or arbitrators selected to act hereunder shall be qualified by education, experience and training to pass upon the particular question in dispute.

(c) The arbitrator or arbitrators chosen as aforesaid shall proceed immediately to hear and determine the question or questions in dispute. The decision of the single arbitrator shall be made within forty-five (45) days after his or her appointment, subject to any reasonable delay due to unforeseen circumstances. Where there are three arbitrators, the decision of the arbitrators, or a majority of them, shall be made within forty-five (45) days after the appointment of the third arbitrator, subject to any reasonable delay due to unforeseen circumstances. In the event the single arbitrator or the arbitrators, or a majority of them, fail to make a decision within the period herein prescribed, then either Party may elect to have a new single arbitrator or arbitrators chosen in the manner herein prescribed, as if none had previously been selected.

(d) The decision of the single arbitrator or the decision of the arbitrators, or a majority of them, shall be drawn up in writing and signed by the single arbitrator or by the arbitrators, or a majority of them, and shall be final and binding upon the parties hereto.

(e) The liability between the Parties hereto for the payment of the compensation and expenses of the single arbitrator or the arbitrators shall be determined by the arbitrator or arbitrators, as the case may be.

(f) Arbitration pursuant hereto shall be governed in all respects not addressed herein by the provisions of the *Arbitration Act* (Alberta) and regulations thereunder.

ARTICLE 10
NOTICES

10.1 Notices

Any notice, consent, waiver, direction or other communication required or permitted to be given under this Agreement by a party to any other party shall be in writing and shall be delivered by hand delivery, facsimile transmission or (provided that the mailing party does not know and should not reasonably have known of any disruption or anticipated disruption of postal service which might affect delivery of the mail) by registered mail (postage prepaid), addressed to the party to whom the notice is to be given, at its address for service herein. Any notice, consent, waiver, direction or other communication aforesaid shall, if hand delivered or delivered by facsimile transmission, be deemed to have been given and received on the date on which it was hand delivered or delivered by facsimile transmission to the address provided herein (if a business day and, if not, the next succeeding business day) and if sent by registered mail be deemed to have been given and received on the third business day at the point of delivery following the date on which it was so sent.

10.2 Address for Service

The address for service of each of the parties hereto shall be as follows:

if to Petrowest or the Trust:

Petrowest Services Ltd.
Suite 204, 10605 Westside Drive
Grande Prairie, AB
T8V 8E6

Attention: Kenneth Drysdale
Facsimile: (780) 830-0882

with a copy to:

Petrowest Services Ltd.
1020 407 2nd St. SW
Calgary, AB
T2P 2Y3

Attention: John Paul
Facsimile: (403) 237-0880

Bennett Jones LLP
4500, 855 – 2nd Street S.W.
Calgary, AB T2P 4K7

Attention: Brad D. Markel
Facsimile: (403) 265-7219

if to the Shareholders and/or the Corporation:



Attention: Rick Serhan

with a copy to:

Mathieu Hryniuk LLP
10012-101 Street
Peace River, AB
T8S 1S2

Attention: Robin D. Erickson
Facsimile: (780) 624-5766

or such other address as may be designated by notice to the other Parties.

ARTICLE 11
MISCELLANEOUS

11.1 Further Assurances

Each Party shall, from time to time, and at all times hereafter, at the request of another Party, but without further consideration, do all such further acts and execute and deliver all such further documents and instruments as shall be reasonably required in order to fully perform and carry out the terms and intent hereof.

11.2 Time of the Essence

Time shall be of the essence of this Agreement.

11.3 Public Announcements

Until Closing has occurred, no public announcement or press release concerning the sale and purchase of the Shares shall be made by a Party or its Affiliates without the prior written consent and joint approval of the other Party, which consent and approval shall not be unreasonably withheld or delayed; provided that nothing contained herein shall prevent either Party at any time furnishing any information to any governmental agency or regulatory authority

(including applicable stock exchanges) or to the public if required by Laws or the rule of a stock exchange.

11.4 Amendments and Waiver

No modification of or amendment to this Agreement shall be valid or binding unless set forth in writing and duly executed by both Parties and no waiver of any breach of any term or provisions of this Agreement shall be effective or binding unless made in writing and signed by the Party purporting to give the same and, unless otherwise provided, shall be limited to the specific breach waived. No failure on the part of any Party in exercising any right or remedy hereunder shall operate as a waiver thereof, nor shall any single or partial exercise of any such right or remedy preclude any other or further exercise thereof or the exercise of any other right or remedy in law or in equity or by statute or otherwise conferred.

11.5 Entire Agreement

This Agreement together with the Confidentiality and Non-disclosure Agreement and the agreements and other documents to be delivered pursuant to this Agreement, constitute the entire agreement between the Parties pertaining to the subject matter of this Agreement and supersede all prior agreements, understandings, negotiations and discussions, whether oral or written, of the Parties, including the Letter of Intent and there are no warranties, representations or other agreements between the Parties in connection with the subject matter of this Agreement except as specifically set forth in this Agreement, and any document delivered pursuant to this Agreement. No supplement, modification or waiver or termination of this Agreement shall be binding unless executed in writing by the Party to be bound thereby.

11.6 Applicable Law

This Agreement shall be construed in accordance with the laws of the Province of Alberta and the laws of Canada applicable therein and shall be treated, in all respects, as an Alberta contract.

11.7 Amendments

This Agreement may only be amended by a written instrument signed by the Parties.

11.8 Severability

If any one or more of the provisions or parts thereof contained in this Agreement should be or become invalid, illegal or unenforceable in any respect in any jurisdiction, the remaining provisions or parts thereof contained herein shall be and shall be conclusively deemed to be, as to such jurisdiction, severable therefrom and:

(a) the validity, legality or enforceability of such remaining provisions or parts thereof shall not in any way be affected or impaired by the severance of the provisions or parts thereof severed; and

(b) the invalidity, illegality or unenforceability of any provision or part thereof contained in this Agreement in any jurisdiction shall not affect or impair such provision or part thereof or any other provisions of this Agreement in any other jurisdiction.

11.9 Execution in Counterpart

This Agreement may be executed in any number of counterparts with the same effect as if all signatories to the counterparts had signed one document, all such counterparts shall together constitute, and be construed as, one instrument and each of such counterparts shall, notwithstanding the date of its execution, be deemed to bear the date first above written. Delivery of counterparts may be effected by facsimile transmission.

11.10 Benefit of the Agreement

This Agreement shall enure to the benefit of and be binding upon the respective heirs, executors, administrators, successors and permitted assigns of the Parties. No person other than the Parties and their successors and permitted assigns shall be entitled to any rights or benefits hereunder.

11.11 Assignment

This Agreement may not be assigned by any Party without the prior consent of the other Parties, provided that: (i) Petrowest may assign its rights and obligations under this agreement to an Affiliate of Petrowest if, contemporaneous therewith, such Affiliate of Petrowest agrees to be bound by all representations, warranties, covenants and indemnities of Petrowest hereunder; and (ii) any Shareholder may assign its rights and obligations under this agreement to a person, wholly-owned by one or more Shareholders, that has, subsequent to the date hereof, become a shareholder of the Corporation if, contemporaneous therewith, such person agrees to be bound by all representations, warranties, covenants and indemnities of such Shareholder. For greater certainty, it is agreed that prior to the Closing Time and as a condition of Closing, the Trust shall execute a joinder agreement satisfactory to the Shareholders, acting reasonably, pursuant to which the Trust shall agree to be bound by all representations, warranties, covenants and indemnities of Petrowest hereunder.

11.12 No Partnership

It is not the intent or purpose of the Agreement to create, and this Agreement shall not be construed as creating, any association, partnership or syndicate.

11.13 Reliance

The Parties acknowledge and agree that they have entered into this Agreement in reliance upon each of the representations, warranties, covenants and agreements herein of the other party hereto.

11.14 Acknowledgment Respecting the Administrator

The parties hereto acknowledge that Petrowest Energy Services General Partner Ltd. is entering into this agreement solely in its capacity as administrator on behalf of the Trust and the obligations of the Trust hereunder shall not be personally binding upon Petrowest Energy Services General Partner Ltd. or any registered or beneficial holder of trust units of the Trust or any beneficiary under a plan of which a holder of trust units acts as a trustee or carrier, and that resort shall not be had to, nor shall recourse be sought from, any of the foregoing or the private property of any of the foregoing in respect of any indebtedness, obligation or liability of the Trust arising hereunder or arising in connection herewith or from the matters to which this agreement relates, if any, including without limitation claims based on negligence or otherwise

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tortious behavior, and recourse shall be limited to, and satisfied only out of, the "Trust Assets" as defined in the Deed of Trust of the Trust dated as of July 6, 2006, as amended from time to time.

IN WITNESS WHEREOF the parties hereto have executed this Agreement as of the date first above written.

PETROWEST SERVICES LTD.

By: (signed) "*Kenneth N. Drysdale*"
[Name]
[Title]

By: (signed) "*John Paul*"
[Name]
[Title]

PETROWEST ENERGY SERVICES TRUST, by its administrator, **PETROWEST ENERGY SERVICES GENERAL PARTNER LTD.**

By: (signed) "*Kenneth N. Drysdale*"
[Name]
[Title]

By: (signed) "*John Paul*"
[Name]
[Title]

(signed) "*Robin Erickson*"
Witness

(signed) "*Rick Serhan*"
RICK SERHAN

(signed) "*Robin Erickson*"
Witness

(signed) "*Lori Serhan*"
LORI SERHAN

1300844 ALBERTA LTD.

By: (signed) "*Rick Serhan*"
Rick Serhan
President

RICK'S MECHANICAL SERVICES LTD.

By: (signed) "*Rick Serhan*"
Rick Serhan

SHARE PURCHASE AGREEMENT

THIS SHARE PURCHASE AGREEMENT made as of the 1st day of May, 2007

AMONG:

PETROWEST ENERGY SERVICES TRUST, a trust formed under the laws of Alberta pursuant to a deed of trust dated July 6, 2006 (the "**Trust**")

\- and -

PETROWEST SERVICES LTD., a body corporate incorporated under the laws of the Province of Alberta ("**Petrowest**")

\- and -

DAVE HALL, an individual resident in the City of Edmonton, in the Province of Alberta

\- and -

506221 ALBERTA LTD., a body corporate incorporated under the laws of the Province of Alberta

(each of the last two mentioned Parties are referred to as the "**Shareholder**" and are collectively referred to as the "**Shareholders**")

\- and -

TRI-DAVE GRAVEL SALES LTD., a body corporate incorporated under the laws of the Province of Alberta

(the "**Corporation**")

WHEREAS:

A. the Shareholders beneficially own all of the issued and outstanding shares of the Corporation (the "**Shares**");

B. the Shareholders agree to sell, and Petrowest agrees to buy, the Shares and Shareholder Loans upon the terms and conditions set forth herein;

C. all of the outstanding shares of Petrowest are held, directly or indirectly, by the Trust;

NOW THEREFORE, in consideration of the representations, warranties, covenants and agreements herein and other good and valuable consideration (the receipt and sufficiency of which is hereby acknowledged), the parties hereto covenant and agree as follows:

ARTICLE 1
DEFINITIONS

1.1 Definitions

In this Agreement, unless the context otherwise requires:

(a) "**Affiliate**" of an entity means a person or entity that controls, is controlled by or is under common control with the subject entity. For the purpose of this definition, control means the ability, directly or indirectly, to direct the voting of more than fifty percent (50%) of the voting interests of an entity;

(b) "**Agreement**" means this agreement, including all Schedules to this agreement, as amended or supplemented from time to time, and "hereby", "hereof", "herein", "hereunder", "herewith", "hereto" and similar terms refer to this Agreement and not to any particular provision of this Agreement;

(c) "**Approved Capital Commitments**" means the capital commitments referred to in Schedule 1 hereto or as approved by Petrowest after the date hereof;

(d) "**Approved Capital Dispositions**" means the capital dispositions referred to in Schedule 1 hereto or as approved by Petrowest after the date hereof;

(e) "**Auditors**" means PricewaterhouseCoopers LLP, Chartered Accountants of Calgary, Alberta;

(f) "**Books and Records**" means all books and records of the Corporation, including financial, corporate, operation and sales books, records, books of account, sales and purchase records, lists of suppliers and customers, formulae, business reports, plans and projections and all other documents, files, records, correspondence, and other data and information, financial or otherwise, including without limitation, all data and information stored on computer-related media;

(g) "**business day**" means a day, other than a Saturday, Sunday or statutory holiday, when banks are generally open for the transaction of banking business in the City of Calgary;

(h) "**Canadian Tax Act**" means the *Income Tax Act*, R.S.C. 1985, c. 1 (5th Supplement) as amended and the *Income Tax Regulations*;

(i) "**Claim**" means any claim, demand, lawsuit, proceeding, arbitration or governmental investigation;

(j) "**Closing**" means the closing of the transactions contemplated herein;

(k) "**Closing Date**" means May 1, 2007, or such other date as may be agreed upon by the Parties;

(l) **"Closing Time"** means 9:00 a.m. (Calgary time) on the Closing Date, or such other time as may be agreed upon by the Parties;

(m) **"Corporation Assets"** means the assets, properties and rights of whatsoever nature or kind of the Corporation whether owned or leased, including, without limitation, all assets listed in the historical books and records of the Corporation and the assets listed in Schedule 2 and 3 hereto; for further clarification Schedule 2 shall include each material asset owned outright by the Corporation and Schedule 3 shall include each material asset leased by the Corporation;

(n) **"Creditor's Rights"** has the meaning ascribed thereto in Section 3.1(d);

(o) **"Effective Time"** means 12:01 a.m. on April 1, 2007;

(p) **"Employee Plan"** means any employee benefit plan, program or arrangement sponsored, maintained or contributed to by any of the Shareholders or the Corporation for the benefit of employees of the Corporation, including, without limitation, bonus; pension; savings; profit sharing; deferred compensation; supplemental retirement income; stock option; stock purchase; and hospital, medical, dental, disability, automobile, life and accident insurance plans;

(q) **"Encumbrance"** includes, without limitation, any mortgage, pledge, assignment, charge, lien, security interest or other third party interest and any agreement, option, right or privilege (whether by law, contract or otherwise) capable of becoming any of the foregoing;

(r) **"Environmental Approvals"** means all permits, certificates, licences, authorizations, consents, instructions, registrations, directions or approvals issued or required by Governmental Authorities pursuant to Environmental Laws with respect to the operation of each company in the Corporation's businesses or related to the Corporation Assets;

(s) **"Environmental Laws"** means all Laws relating in full or in part to the protection of the Environment, product liability, and employee and public health and safety, and includes, without limitation, those Environmental Laws relating to the storage, generation, use, handling, manufacture, processing, labelling, advertising, sale, display, transportation, treatment, Release and disposal of Hazardous Substances;

(t) **"Financial Statements"** means the unaudited financial statements of the Corporation for the fiscal year ended March 31, 2006 and the unaudited financial statements of the Corporation for the nine month period ended December 31, 2006;

(u) **"GAAP"** has the meaning ascribed thereto in section 1.5;

(v) **"Governmental Authorities"** means any government, regulatory authority, governmental department, agency, commission, board, tribunal, crown

corporation, or court or other law, rule or regulation-making entity having or purporting to have jurisdiction on behalf of any nation, or province or state or other subdivision thereof or any municipality, district or other subdivision thereof;

(w) "**Hazardous Substance**" means any pollutant, contaminant, waste of any nature, hazardous substance, hazardous material, toxic substance, dangerous substance or dangerous good as defined, judicially interpreted or identified in any Environmental Law;

(x) "**including**" means "including, without limiting the generality of the foregoing";

(y) "**Laws**" means all applicable laws, by-laws, rules, regulations, orders, ordinances, protocols, codes, guidelines, policies, notices, directions and judgments or other requirements of any Governmental Authority and includes, without limitation all Environmental Laws;.

(z) "**Leaseback Equipment**" means the equipment described in Schedule 4;

(aa) "**Leaseback Real Property**" means the real property described in Schedule 5;

(bb) "**Letter of Intent**" means the letter agreement between the Shareholders, Petrowest and the Corporation;

(cc) "**Liabilities**" means all of the liabilities (including, without limitation, whether reduced to judgement, liquidated, unliquidated, fixed, contingent, matured, unmatured, disputed, undisputed, legal, equitable, secured, unsecured, present or future and includes, without limitation, all liabilities determined in accordance with GAAP in Canada) of, against or with respect to the Corporation;

(dd) "**Long Term Debt**", as at any time, shall be as determined in accordance with GAAP applied on a consistent basis (including the current portion thereof) and, for greater certainty, includes obligations under capital leases other than Leaseback Equipment and Leaseback Real Property, and excludes Shareholder Loans and future income taxes payable;

(ee) "**Losses**" means, in respect of a person and in relation to a matter, all losses, costs and damages (including all penalties and fines) which such person suffers, sustains, pays or incurs in connection with such matter and includes Taxes (other than refundable Taxes), reasonable costs of legal counsel (on a full indemnity basis) and other consultants and reasonable costs of investigating and defending Claims arising from such matter, but shall not include loss of profits, economic loss or other consequential damages suffered by such person;

(ff) "**Material Contracts**" means all contracts and other written agreements to which the Corporation is a party or by which it is bound or the Corporation Assets are subject, the performance of which will involve consideration in excess of 1% of the purchase price per year or 2.5% of the purchase price in the aggregate;

(gg) "**misrepresentation**" includes any untrue statement of a material fact, any omission to state a material fact that is required to be made and any omission to state a material fact that is necessary to be made in order for a statement not to be misleading;

(hh) "**Obligations**" means all liabilities and obligations, whether under common law, in equity, under Laws, under contract or otherwise, whether tortious, contractual, statutory or otherwise, whether absolute or contingent and whether based on fault, strict liability or otherwise;

(ii) "**Ordinary Course of Business**" means the ordinary course of business consistent with prior custom and practice (including with respect to quantity and frequency);

(jj) "**Parties**" means the parties to this Agreement and their respective permitted assigns;

(kk) "**Permitted Encumbrances**" means the Encumbrances listed in Schedule 6 hereto;

(ll) "**person**" includes an individual, partnership, firm, trust, body corporate, government, governmental body, agency or instrumentality, unincorporated body of persons or association;

(mm) "**Petrowest's Counsel**" means Bennett Jones LLP or such other legal counsel as may be designated by **Petrowest** and satisfactory to the Shareholders, acting reasonably;

(nn) "**prepaid expenses**" means all expenses paid in cash and recorded as an asset in the Financial Statements;

(oo) "**Prime Rate**" means the rate of interest, expressed as a rate per annum, announced from time to time by the Canadian Imperial Bank of Commerce as its reference rate used for Canadian dollar commercial loans made in Canada and referred to by it as its "prime rate";

(pp) "**Real Property**" means all lands owned, directly or indirectly, by the Corporation and all plants, buildings, structures, erections, improvements, appurtenances and fixtures situate on or forming part of such lands including, without limitation, all lands listed in Schedule 7 hereto;

(qq) "**Real Property Leases**" means leases and subleases of real property including, without limitation, all leases and subleases listed in Schedule 8 hereto;

(rr) "**Redundant Assets**" means the assets described in Schedule 9 hereto;

(ss) "**Release**" has the meaning prescribed in any Environmental Law and includes, without limitation, any release, spill, leak, pumping, pouring, emission, emptying,

discharge, injection, escape, leaching, disposal, dumping, deposit, spraying, burial, abandonment, incineration, seepage, or placement;

(tt) **"Required Approvals"** means the consents, approvals and authorizations referred to in Schedule 10 hereto;

(uu) **"Shareholder Loans"** means the loans or bonuses (net of any required withholdings) owing by the Corporation due to Shareholders, affiliates of these Shareholders or employees of the Corporation including, without limitation, all loans owing to any affiliate, subsidiary, employee or related party, described in Schedule 11 hereto;

(vv) **"Shareholders' Counsel"** means Carter Lock & Horrigan, Barristers and Solicitors, or such other legal counsel as may be designated by the Shareholders;

(ww) **"Shares"** means all of the issued and outstanding shares of the Corporation;

(xx) **"Subsidiary"** means, with respect to a specified body corporate, any body corporate of which more than 50% of the outstanding shares ordinarily entitled to elect a majority of the board of directors thereof (whether or not shares of any other class or classes shall or might be entitled to vote upon the happening of any event or contingency) are at the time owned directly or indirectly by such specified body corporate and shall include any body corporate in like relation to a Subsidiary;

(yy) **"Tax Records"** means all Tax Returns, books and records and correspondence related to tax matters relevant for the determination of compliance with tax laws and exposure to tax liabilities of whatever nature;

(zz) **"Tax Returns"** includes all returns, reports, declarations, elections, filings, information returns and statements required to be filed in respect of Taxes;

(aaa) **"Tax"** or **"Taxes"** means all taxes, duties, fees, premiums, assessments, levies and other charges of any kind whatsoever imposed by any taxing or other Governmental Authority, together with all interest and penalties in respect thereof;

(bbb) **"Unanimous Shareholders Agreement"** means the agreement, if any, referred to as such in Schedule 21 hereto;

(ccc) **"Units"** means trust units of the Trust; and

(ddd) **"Working Capital"**, as at any time, means the following amount (which may be a negative amount):

(a) the sum of the amount of the Corporation's current assets (including receivables, prepaid expenses, inventory and accounts receivable holdbacks) as at such time; minus

(b) the sum of the amount of the Corporation's current liabilities (excluding (A) the current portion of Long Term Debt and (B) future income taxes) as at such time, and for greater certainty, current liabilities shall not include leases in respect of Leaseback Equipment and Leaseback Real Property,

determined in accordance with GAAP applied on a consistent basis.

1.2 Certain Rules of Interpretation

In this Agreement and the Schedules:

(a) **Time** - time is of the essence in the performance of the Parties' respective obligations;

(b) **Currency** - unless otherwise specified, all references to money amounts are to Canadian currency;

(c) **Headings** - the descriptive headings of Articles and Sections are inserted solely for convenience of reference and are not intended as complete or accurate descriptions of the content of such Articles or Sections;

(d) **Singular, etc.** - the use of words in the singular or plural, or with a particular gender, shall not limit the scope or exclude the application of any provision of this Agreement to such person or persons or circumstances as the context otherwise permits;

(e) **Consent** - whenever a provision of this Agreement requires an approval or consent by a Party to this Agreement and notification of such approval or consent is not delivered within the applicable time limited, then, unless otherwise specified, the Party whose consent or approval is required shall be conclusively deemed to have withheld its approval or consent;

(f) **Calculation of Time** - unless otherwise specified, time periods within or following which any payment is to be made or act is to be done shall be calculated by excluding the day on which the period commences and including the day on which the period ends and by extending the period to the next business day following if the last day of the period is not a business day; and

(g) **Business Day** - whenever any payment is to be made or action to be taken under this Agreement is required to be made or taken on a day other than a business day, such payment shall be made or action taken on the next business day following such day.

1.3 Knowledge

Any reference to the knowledge of the Parties shall mean to the best of the knowledge, information and belief of such Party after making all reasonable enquiries.

1.4 Statute References

A reference in this Agreement to a statute shall be a reference to the statute and the regulations made pursuant thereto, as amended or superseded from time to time, either before or after the date hereof, unless otherwise stated or the context otherwise requires.

1.5 Accounting Principles

All reference to "GAAP" means to principles recommended, from time to time, in the Handbook of the Canadian Institute of Chartered Accountants and all accounting terms not otherwise defined in this Agreement have the meanings assigned to them in accordance with Canadian generally accepted accounting principles.

1.6 Schedules

The schedules to this Agreement, as listed below, are an integral part of this Agreement:

Schedule	Description
Schedule 1	Approved Capital Commitments and Dispositions
Schedule 2	Corporation Assets – Owned Outright
Schedule 3	Corporation Assets - Leased
Schedule 4	Leaseback Equipment
Schedule 5	Leaseback Real Property
Schedule 6	Permitted Encumbrances
Schedule 7	Real Property
Schedule 8	Real Property Leases
Schedule 9	Redundant Assets
Schedule 10	Required Approvals
Schedule 11	Shareholder Loans
Schedule 12	Shareholders
Schedule 13	Conflicting Instruments
Schedule 14	Insurance
Schedule 15	Share Capital
Schedule 16	Recent Transactions
Schedule 17	Litigation
Schedule 18	Guarantees
Schedule 19	Employment Matters
Schedule 20	Assets Not in Working Condition
Schedule 21	Material Contracts
Schedule 22	Pre-Closing Transfers
Schedule 23	Environmental Matters
Schedule 24	Bank Accounts
Schedule 25	Conduct of Business
Schedule 26	Covenant Exceptions
Schedule 27	Form of Consulting/Employment Agreement
Schedule 28	Personal Guarantees

1.7 Conflicts

Where any provision of any Schedule to this Agreement conflicts or is at variance with any provision in the body of this Agreement, the latter shall prevail.

ARTICLE 2
PURCHASE AND SALE

2.1 Purchase and Sale

At the Closing Time, the Shareholders hereby jointly and severally agree to sell the Shares and the Shareholder Loans to Petrowest as of the Effective Time in accordance with and subject to the terms and conditions of this Agreement. At the Closing Time, Petrowest hereby agrees to purchase the Shares and the Shareholder Loans from the Shareholders as of the Effective Time in accordance with and subject to the terms and conditions of this Agreement.

2.2 Purchase Price

As consideration for the sale of the Shares and the Shareholder Loans by the Shareholders pursuant hereto, at the Closing Time, Petrowest agrees to deliver and pay to Carter Lock & Horrigan, Barristers and Solicitors, in trust for the Shareholders, the aggregate amount of $3,306,487 in cash (calculated as $4,533,715 less the Long Term Debt of the Corporation of $1,227,228). For greater certainty, the foregoing shall represent the maximum purchase price payable by Petrowest.

The purchase price shall first be allocated to the Shareholder Loans (as adjusted in accordance with Section 4.4(d)), in the amount thereof, and thereafter to the Shares. For greater certainty, any increase in the amount of the Shareholder Loans in accordance with Section 4.4(d) shall not increase the purchase price and shall only affect the allocation of the purchase price among the Shares and the Shareholder Loans. The Shareholders shall provide notice to Petrowest of their allocation of the purchase price among the Shares on or prior to Closing, which, with the consent of Petrowest, such consent not to be unreasonably withheld, shall be the agreed upon allocation.

If the Shareholders are required to indemnify Petrowest in respect of any amount pursuant to Section 4.4, such amount may be set off by Petrowest against the purchase price.

2.3 Transfer and Delivery of the Shares

At the Closing Time with effect as of the Effective Time, the Shareholders shall transfer and deliver to Petrowest share certificates representing the Shares duly endorsed in blank for transfer, or accompanied by irrevocable security transfer powers of attorney duly executed in blank, in either case by the holders of record, and shall take such steps as shall be necessary to cause the Corporation to enter Petrowest or its nominee(s) upon the books of the Corporation as the holder of the respective Shares and to issue share certificates to Petrowest or its nominee(s) representing the Shares. At the Closing Time, effective as of the Effective Time, the Shareholders shall also make the deliveries specified in Section 6.2.

2.4 Tender

Any payment of money may be made by official bank draft drawn upon a Canadian chartered bank or by negotiable cheque payable in Canadian funds and certified by a Canadian chartered bank or trust company or, with the consent of the party entitled to payment, by wire transfer of immediately available funds to the account specified by that party. Any payment of Units may be made by delivery of certificates representing such Units, registered in the name of the payor or such other name as the payor, not less than two business days prior to the payment due date, gives by written notice to Petrowest.

ARTICLE 3
REPRESENTATIONS AND WARRANTIES

3.1 Representations and Warranties of Shareholders

Each of the Shareholders represents and warrants to Petrowest that:

(a) if it is a corporation, it is duly organized, validly existing and in good standing under the laws of the jurisdiction of its incorporation and has the corporate power to own or lease its property and assets and to carry on its business as now conducted by it;

(b) it has all requisite power and authority to enter into this Agreement and all documents to be delivered pursuant hereto and to perform its obligations hereunder and thereunder;

(c) if it is a corporation, the execution and delivery of this Agreement and all documents to be delivered pursuant hereto, the performance of the terms hereof and thereof and the consummation of the transactions contemplated herein and therein do not and will not result in the breach of or violate any term or provision of the charter, by-laws or governing documents of the Shareholder;

(d) this Agreement has been duly executed and delivered on behalf of the Shareholder and constitutes the legal, valid and binding obligation of the Shareholder, enforceable against the Shareholder in accordance with its terms, subject to the general qualifications that:

(i) enforceability may be limited by bankruptcy, insolvency, moratorium, reorganization or other similar laws of general application affecting creditors' rights generally;

(ii) equitable remedies, including the remedies of specific performance and injunctive relief, are available only in the discretion of the applicable court;

(iii) the equitable or statutory powers of the courts in Canada having jurisdiction to stay proceedings before them and the execution of judgments; and

(iv) rights to indemnity hereunder may be limited under applicable law;

(i), (ii), (iii) and (iv) being, collectively, "**Creditors' Rights**"; and, at the Closing, all documents required hereunder to be executed and delivered by the Shareholder will have been duly authorized, executed and delivered by the Shareholder and will constitute legal, valid and binding obligations of the Shareholder, enforceable in accordance with their terms, subject to Creditors' Rights;

(e) the Shareholder is not required to give any notice to, make any filing with, or obtain any authorization, consent or approval of any Governmental Authority in order to consummate the transactions contemplated by this Agreement and except for notices, filings, authorizations, consents or approvals which (i) if not made or obtained, would not adversely affect the Shareholder's ability to consummate the transactions contemplated by this Agreement on the terms set forth herein, or (ii) which have been previously obtained and are currently in force;

(f) the Shareholder has not incurred any obligation or liability, contingent or otherwise, for brokerage fees, finder's fees, agent's commission or other similar forms of compensation with respect to the transaction contemplated herein which will be or may become the responsibility of the Corporation, Petrowest or the Trust;

(g) all of the Shares set forth opposite the name of the Shareholder in Schedule 12 will be owned by the Shareholder as the beneficial owner of record, with good and marketable title, and there are no actions, suits, proceedings or claims pending or, to the best of the knowledge of the Shareholder, threatened with respect to or in any manner challenging the ownership or disposition of such securities or the exercise of any rights which are derived or attached thereto;

(h) except pursuant to this Agreement, as at the Closing Time, no person will have any agreement or option or any right or privilege (whether by law, pre-emptive right, contract or otherwise) capable of becoming an agreement, option, right or privilege for the purchase or other acquisition from the Shareholder of any of the Shares set forth opposite the name of the Shareholder in Schedule 12 or any interest therein;

(i) such of the Shareholder Loans as are indicated as being payable to the Shareholder are validly due and payable to the Shareholder without any right of set off or counterclaim;

(j) the Shareholder has not received notice of any Claim and is not aware of any Claim, actual or threatened, which prevents or could reasonably be expected to prevent the consummation of the transactions contemplated by this Agreement; and

(k) the Shareholder is not a non-resident of Canada for the purposes of the Canadian Tax Act.

3.2 Representations and Warranties of Shareholders

Each of the Shareholders jointly and severally represents and warrants to Petrowest that:

Corporation's Status

(a) the Corporation is duly organized, validly existing and in good standing under the laws of the jurisdiction of its incorporation, and has the corporate power to own or lease its property and assets and to carry on its business as now conducted by it;

(b) the Corporation has all requisite power and authority to enter into this Agreement and all documents to be delivered pursuant hereto and to perform its obligations hereunder and thereunder;

(c) this Agreement has been duly executed and delivered on behalf of the Corporation and constitutes a legal, valid and binding obligation of the Corporation, enforceable against the Corporation in accordance with its terms, subject to Creditors' Rights and, at the Closing, all documents required hereunder to be executed and delivered by the Corporation will have been duly authorized, executed and delivered by the Corporation and will constitute legal, valid and binding obligations of the Corporation, enforceable in accordance with their terms, subject to Creditors' Rights,

(d) the execution and delivery of this Agreement and all documents to be delivered pursuant hereto, the performance of the terms hereof and thereof and the consummation of the transactions contemplated herein and therein do not and will not:

(i) result in the breach of or violate any term or provision of the charter, by-laws or governing documents of the Corporation; or

(ii) except as set forth in Schedule 13 hereto, conflict with, result in a breach of, constitute a default under, or accelerate or permit the acceleration of the performance required by, any material agreement, instrument, licence, permit or authority to which the Corporation is a party or by which it is bound or to which any of its property is subject or result in the creation of any Encumbrance upon any of the Corporation Assets or the Shares or give to others any material interest or right, including any right of purchase, termination, cancellation or acceleration under any such agreement, instrument, license, permit or authority; or

(iii) violate any provision of law or administrative regulation or any judicial or administrative order, award, judgment or decree applicable to the Corporation or the Corporation Assets;

(e) to the best of their knowledge, the Corporation is, in all material respects, in compliance with all Laws;

(f) the Corporation holds all valid licenses, permits and similar rights and privileges, and has made all filings, applications and reports, that are required or necessary under any Laws to operate its business as currently conducted, the failure to hold which, individually or in the aggregate, would have a material adverse effect on the financial condition, results of operations or business of the Corporation and the present uses by the Corporation of its assets do not materially violate the terms of any such licenses, permits, rights or privileges or any such Laws;

(g) the Corporation has not incurred any obligation or liability, contingent or otherwise, for brokerage fees, finder's fees, agent's commission or other similar forms of compensation with respect to the transaction contemplated herein;

(h) all contracts of insurance maintained by the Corporation are listed in Schedule 14 and are in full force and effect and all premiums due and owing in connection with such policies have been paid; there exists no state or event of default under any insurance policy and there has been no notice or advice of withdrawal of any policy or any notice of conditions for continuation of any coverage that has not been complied with; and the Corporation has given notice or has otherwise presented every material claim known by the Corporation or the Shareholders to be covered by insurance under its insurance policies or contracts in a timely fashion;

(i) the Corporation does not have any Subsidiaries; and the Corporation does not have any agreements of any nature to acquire any Subsidiary, or to acquire or lease any other business operations other than as disclosed in Schedule 1;

(j) as at the Closing Time, the Corporation will not be a party to any agreements of any nature to acquire any securities of any person or to acquire, capitalize or invest in any business;

(k) at the Closing Time, the minute books, stock certificate books and stock transfer ledgers of the Corporation will be true and correct and the minute books will contain the minutes of all meetings, and all resolutions, of the directors and shareholders of the Corporation;

Capitalization

(l) the authorized capital of the Corporation and the issued and outstanding Shares of the Corporation are as set forth in Schedule 15 and all of the Shares set forth as issued are duly and validly issued and are fully paid and non-assessable and are registered as set forth in such Schedule;

(m) no person other than the Shareholders has any agreement or option or any right or privilege (whether by law, pre-emptive right, contract or otherwise) capable of becoming an agreement, option, right or privilege, including, without limitation,

any convertible security, warrant or convertible obligation of any nature, for the purchase, subscription, allotment or issuance of any of the unissued shares of the Corporation;

(n) there are no restrictions in either the constating documents or the by-laws of the Corporation, nor in any unanimous shareholders' agreement or voting trust agreement or other similar collateral agreement, which would affect the transferability of Shares from the Shareholders to Petrowest and which will not have been waived prior to Closing;

Financial Status

(o) all of the Books and Records whether of a financial or accounting nature or otherwise have been made available to Petrowest and, have been maintained in accordance with prudent business practices;

(p) the Financial Statements have been prepared in accordance with GAAP applicable in Canada applied on a basis consistent with that of prior periods (except as stated therein) and present fairly the financial position of the Corporation as of the date provided therein and the results of operations and the changes in financial position for the periods then ended. As at the date of the Financial Statements, the Corporation did not have any debt or liabilities of any kind whatsoever (whether accrued, contingent, absolute or otherwise) required to be included in such Financial Statements, including, without limitation, any Liabilities and any liabilities for Taxes or pursuant to any capital lease, except for debt or liabilities as set forth in such financial statements;

(q) except as set forth in Schedule 16 or as contemplated by this Agreement or Approved Capital Commitments, since the date of the last unaudited financial year of the Corporation or consented to in writing by Petrowest, the Corporation has:

(i) not incurred, assumed or become subject to any Liability, except in the Ordinary Course of Business;

(ii) not granted, suffered or assumed any Encumbrance on or in respect of any of the Corporation Assets, other than Permitted Encumbrances;

(iii) not amended its charter, by-laws or other governing documents;

(iv) not conducted its business other than in all material respects in the Ordinary Course of Business and, without limitation, has not entered into, assumed or become subject to any contract out of the Ordinary Course of Business or any Material Contract;

(v) not amended or terminated any Material Contract;

(vi) not directly or indirectly, declared or paid any dividends, or declared or made any other distribution of its securities, or directly or indirectly, redeemed, purchased or otherwise acquired any of its shares, or agreed to do so, or reduced its stated capital in any manner or purchased, acquired, cancelled or redeemed, or agreed to purchase, acquire, cancel or redeem, any outstanding shares;

(vii) has not forgiven any debt or otherwise triggered or permitted to be triggered any of the provisions of the Canadian Tax Act respecting debt forgiveness including, for greater certainty, Section 79 or Sections 80 to 80.04 of such act, and has not cancelled or released any debts or claims or waived any right pertaining to the Corporation Assets;

(viii) not entered into or amended any employment or consulting agreements, other than in the Ordinary Course of Business;

(ix) not increased the salaries, benefits or other compensation payable to any of its directors, officers or employees and not paid any bonus or fees, other than regular monthly wages, to any Shareholder or an affiliate of a Shareholder, other than as disclosed in writing to Petrowest;

(x) not made any payment whatsoever to, or entered into any agreement with, any person not dealing at arm's length with the Corporation;

(xi) not entered into or amended any Employee Plan;

(xii) used its reasonable commercial efforts to maintain its business organization and preserve its relationships with suppliers, customers and others having business relations with it;

(xiii) not suffered any material adverse change, financial or otherwise, in business, financial condition, assets, properties, liabilities or operations of the Corporation or any occurrences or circumstances which have resulted or might reasonably be expected to result in a material adverse change thereto;

(xiv) not sold any material amounts of inventory or (other than, after the date hereof and prior to the Closing Date, Approved Capital Dispositions) other assets, nor increased its indebtedness other than in the Ordinary Course of Business;

(xv) maintained the Corporation Assets in a proper and prudent manner in accordance with good Canadian oilfield practices; all tracked equipment and undercarriages must be maintained with no more than 50% wear and all rubber-tired equipment must be maintained with no more than 50% wear, to be confirmed by third party inspection; and

(xvi) not made any change in its accounting principles and practices as theretofore applied including, without limitation, the basis upon which its assets and liabilities are recorded on its books and its earnings, profits and losses are ascertained;

(r) there is no suit, action, litigation, investigation, claim, complaint, grievance or proceeding, including appeals and applications for review, in progress, or, to the knowledge of the Shareholders, pending or threatened against or relating to the Corporation before any Governmental Authority which, if determined adversely to the Corporation, would,

(i) materially and adversely affect the properties, business, future prospects or financial condition of the Corporation,

(ii) enjoin, restrict or prohibit the transfer of all or any part of the Shares as contemplated by this Agreement, or

(iii) prevent the Shareholders or the Corporation from fulfilling all of their obligations set out in this Agreement or arising from this Agreement, and the Shareholders and the Corporation have no knowledge of any existing ground on which any such action, suit, litigation or proceeding might be commenced with any reasonable likelihood of success;

(s) except as set forth in Schedule 17, (i) there are no judgments unsatisfied against the Corporation or any judgment, injunction, order, decree, ruling or charge of any Governmental Authority to which the Corporation or any of the Corporation Assets is subject, (ii) there are no Claims in existence to which the Corporation is a party or any of the Corporation Assets may be bound or (to the knowledge of the Shareholders and the Corporation) threatened against the Corporation or any of the Corporation Assets and (iii) to the knowledge of the Shareholders and the Corporation, there is no basis upon which a material Claim could reasonably expected to be made against the Corporation;

(t) the Corporation has duly and timely (i) filed with the appropriate Governmental Authority or agency in the manner prescribed by Law all Tax Returns required to be filed by it and such Tax Returns are true, complete and accurate in all material respects; (ii) paid all Taxes (including instalments) due and payable by it and made adequate provision in the Financial Statements and accounts thereof for all Taxes payable for the periods reflected therein for which Tax Returns are not yet required to be filed and will make adequate provision in the books and records of the Corporation (including in the materials provided to the auditors in connection with the determination of the Adjustment Amount) for all Taxes payable in respect of the period then ended on the assumption that the Corporation had a taxation year ending on that date; (iii) withheld and remitted to the appropriate Governmental Authorities all amounts required to be withheld by it in respect of the Tax liability of any other person; and (iv) withheld from any amount paid to or credited by it to or for the account or benefit of any person, including any of its

officers and directors and any non-resident person, the amount of all Taxes and other deductions required by any Law to be withheld from any such amount and has duly and timely remitted the same to the appropriate taxing or other governmental authority or agency. Notices of assessment of Canadian federal and provincial income tax liabilities of the Corporation have been issued for all taxation years ending on or prior to date of last completed financial year ended more than six months prior to this Agreement, and the Corporation is current with respect to its filing of returns for goods and services taxes payable pursuant to the *Excise Tax Act* (Canada). There are no claims, actions, suits, audits, proceedings, investigations or other actions pending or, to the knowledge of any of the Shareholders, threatened in respect of Taxes;

(u) all filings made by any of the Shareholders or the Corporation under which the Corporation has received or is entitled to government incentives, have been made in accordance, in all material respects, with all Laws and contain no misrepresentations which could cause any amount previously paid to, or credited to, or previously accrued on the accounts of the Corporation to be recovered or disallowed;

(v) the Corporation is not a party to any current agreement or other arrangement with any taxation authority and there are no waivers or objections extending the statutory period or providing for an extension of time with respect to the assessment or reassessment or payment of Taxes payable by the Corporation or Tax Returns required to be filed by the Corporation;

(w) the Corporation is not engaged in any discussions or negotiations with any taxation authorities in respect of its Taxes;

(x) except for reserves for income taxes accruing in the current fiscal year, the reserves and accrued liabilities disclosed on or reflected in the Financial Statements and the Books and Records are sufficient in all respects to provide for the liabilities in respect of which they have been established;

(y) (except as set forth in Schedule 18, each of which will be discharged without liability to the Corporation on or prior to the Closing Date) the Corporation has not guaranteed, endorsed, assumed or indemnified, contingently or otherwise, the obligations or indebtedness of any other person;

Employees

(z) except as set forth in Schedule 19, the Corporation is not a party to any written employment contract, consulting agreement, collective bargaining agreement or employee association agreement; the Corporation has not conducted and is not now conducting any negotiations with any labour unions or employee associations; the Corporation has complied with all of its obligations in respect of employment insurance programs, Canada Pension Plan payments and Worker's Compensation payments;

(aa) the only employees of the Corporation are listed in Schedule 19;

(bb) all Employee Plans are listed in Schedule 19 and:

(i) the Corporation has paid or provided for all liabilities for wages, vacation pay, salaries, bonuses, pensions and all other amounts payable under the Employee Plans;

(ii) each of the Employee Plans complies with and has been administered in substantial compliance with the terms thereof and Laws; and

(iii) have been, or will by Closing be, terminated with no further Liability of the Corporation or Petrowest, provided that Petrowest has provided for a replacement plan the terms of which are satisfactory to the Shareholders acting reasonably;

(cc) no Affiliate, director, officer or employee of the Corporation (past or present) or any person not dealing at "**arm's length**" (within the meaning of the Canadian Tax Act) with any such person is indebted to the Corporation and (other than the Shareholder Loans) the Corporation is not indebted to any such person. All transactions between the Corporation and any person not dealing at arm's length were undertaken for fair market value consideration;

Assets

(dd) the Corporation is the sole beneficial and (where its interests are registrable) the sole registered owner of all of the Corporation Assets, with good and valid title, free and clear of all Encumbrances other than Permitted Encumbrances. In particular, without limiting the generality of the foregoing, there has been no assignment, subletting or granting of any licence (of occupation or otherwise) of or in respect of any of the Corporation Assets or any granting of any agreement or right capable of becoming an agreement or option for the purchase of any of the Corporation Assets;

(ee) the Corporation has no material assets except as set forth in Schedule 2, the Corporation Assets are in good working order for the prudent pursuit of the Corporation's business except as set forth in Schedule 20 and the Corporation owns or leases all the assets necessary for the conduct of its business as now conducted by it;

(ff) the accounts receivable of the Corporation in all material respects are good and collectible at the aggregate recorded amounts, except to the extent of any reserves provided for such accounts in the Books and Records for the Corporation, and are not subject to any defence, counterclaim or set off;

(gg) the Corporation has made available to Petrowest a correct and complete copy of each Material Contract (as amended to date), all of which are listed in Schedule 21. The Corporation is not in breach of any such Material Contracts in any

material respect nor has any circumstance occurred or does any circumstance exist that with the passage of time, notice or both, constitute such a breach, and, to the knowledge of the Shareholders and the Corporation, no third party to any of such Material Contracts is in breach of any such Material Contracts;

(hh) the Corporation has not received any notice alleging its default under any Material Contract, which default has not been rectified as of the date hereof;

(ii) the Corporation is not a party to or bound or affected by any commitment, agreement or document containing any covenant expressly limiting the freedom of the Corporation to compete in any line of business, transfer or move any of its assets or operations or which materially or adversely affects the business practices, operations or conditions of the Corporation or the continued operation of its business after the Closing Date;

(jj) to the knowledge of the Shareholders and the Corporation, the Corporation has not interfered with, infringed upon, misappropriated or otherwise come into conflict with any patent, copyright, trademark, trade secret or other intellectual property rights of any person or received notice of any Claim of any person that they have done so;

(kk) except as disclosed in Schedule 22, since December 31, 2006 no assets have been transferred by the Corporation to the Shareholders, the managers, officers or employees of the Corporation or any party not at arm's length to the Corporation or the Shareholders and any transfer by the Corporation of assets to any party has been for consideration equal to the fair market value of such assets;

Environmental

(ll) except as disclosed in Schedule 23,

(i) to the knowledge of the Shareholders, all Environmental Approvals required to be held by the Corporation have been obtained, are listed in Schedule 23, are valid and in full force and effect, have been and are being complied with in all material respects, and there have been and are no proceedings commenced, applications for proceedings made, nor to the knowledge of the Shareholders have there been any proceedings or applications for proceedings threatened to revoke or amend any Environmental Approvals;

(ii) to the knowledge of the Shareholders, any Release by the Corporation of any Hazardous Substance into the Environment complied and complies with all Environmental Laws;

(iii) the Corporation has not entered into an agreement that may require it to pay, reimburse, guarantee, pledge, defer, indemnify or hold harmless any person from or against any liability or cost relating to any Release of

Hazardous Substance or environmental condition or arising from any non-compliance with any Environmental Law;

(iv) the Corporation has not been prosecuted for or convicted of any offence under Environmental Laws or found liable in any proceeding to pay any fine or judgment to any person as a result of any Release or threatened Release of any Hazardous Substance into the Environment or the breach of any Environmental Law and there are no proceedings pending or, to the knowledge of the Shareholders and the Corporation, threatened relating to the foregoing and, to the knowledge of the Shareholders and the Corporation, there is no basis for any such proceedings; and

(v) to the knowledge of the Shareholders and the Corporation, there is no above-ground or underground storage tank, urea formaldehyde foam insulation, friable asbestos, polychlorinated biphenyls ("**PCBs**") or radioactive substance in, on or under the property covered by any Real Property Leases;

Real Property

(mm) Schedule 7 sets forth a complete list of all of the Real Property and a legal description for such Real Property. The Corporation is the legal and beneficial owner of the Real Property (as set forth in Schedule 7) in fee simple, with good and marketable title thereto, free and clear of all Encumbrances other than Permitted Encumbrances. All accounts for work and services performed or materials placed or furnished upon or in respect of the construction and completion of any of the buildings, improvements or other structures constructed on the Real Property have been fully paid and no one is entitled to claim a lien under the *Builders' Lien Act* (Alberta) or other similar legislation for such work performed by or on behalf of the Corporation. There are no matters affecting the right, title and interest of the Corporation in and to the Real Property (as set forth in Schedule 7), which in the aggregate, would materially and adversely affect the ability of the Corporation to carry on its business upon the Real Property (as set forth in Schedule 7);

(nn) the Corporation is not a party to any Real Property Leases other than those listed in Schedule 8. The Corporation is not in breach of any such Real Property Leases in any material respect nor has any circumstance occurred or does any circumstance exist that with the passage of time, notice or both, constitute such a breach, and, to the knowledge of the Shareholders and the Corporation, no third party to any of such Real Property Leases is in breach of any such Real Property Leases;

Miscellaneous

(oo) Schedule 24 sets forth a complete list of every financial institution in which the Corporation maintains any depository or other account or safety deposit box and

the names of all persons authorized to draw on or who have access to such accounts or safety deposit box; and

(pp) the information provided by or on behalf of the Shareholders or the Corporation with respect to the Corporation constitutes full, plain and true disclosure of all material facts relating to the Corporation, its business, operations and capital, there are no misrepresentations in any written information provided by or on behalf of the Shareholders or the Corporation to Petrowest and none of the Shareholders or the Corporation has knowingly withheld from Petrowest any information, documents or agreements relevant to the Corporation Assets or the Corporation which might reasonably be expected to be material to a purchaser of the Shares or Corporation Assets.

Conduct of Business

(qq) except as disclosed in Schedule 25, since December 31, 2006, the Corporation has not:

(i) incurred, assumed or become subject to any Liabilities, except in the Ordinary Course of Business;

(ii) granted, suffered or assumed any Encumbrance on or in respect of any of the Corporation Assets, other than Permitted Encumbrances;

(iii) amended the Articles of Incorporation, charter, by-laws or other governing documents of the Corporation;

(iv) conducted its business other than in all material respects in the Ordinary Course of Business and in compliance with all applicable laws and, without limitation, has not entered into, assumed or become subject to any contract out of the Ordinary Course of Business or any Material Contract;

(v) amended or terminated any Material Contract;

(vi) directly or indirectly, declared or paid any dividends, or declared or made any other distribution of its securities, or assets or directly or indirectly, redeemed, purchased or otherwise acquired any of its shares, or agreed to do so, or reduced its stated capital in any manner or purchased, acquired, cancel or redeemed, or agreed to purchase, acquire, cancel or redeem, any outstanding shares;

(vii) forgiven any debt or otherwise triggered or permitted to be triggered any of the provisions of the Canadian Tax Act respecting debt forgiveness including, for greater certainty, Section 79 or Sections 80 to 80.04 of such Act, and has not cancelled or released any debts or claims or waived any right pertaining to the Corporation Assets;

(viii) entered into or amended any employment or consulting agreements;

(ix) increased the salaries, benefits or other compensation payable to any of its directors, officers or employees except as disclosed in writing to Petrowest;

(x) made any payment or distribution whatsoever to, or entered into any agreement with, any person not dealing at arm's length with the Corporation;

(xi) entered into or materially amended any Employee Plan;

(xii) suffered any Material Adverse Effect or any occurrences or circumstances which might reasonably be expected to have a Material Adverse Effect;

(xiii) sold any material amounts of inventory or other assets, nor increased its indebtedness other than in the Ordinary Course of Business;

(xiv) made any change in its accounting principles and practices as theretofore applied including, without limitation, the basis upon which its assets and liabilities are recorded on its books and its earnings, profits and losses are ascertained;

(xv) incurred or committed to any capital expenditures, other than the Approved Capital Commitments as set out in Schedule 1;

(xvi) made any cash payment or declared any bonus to the Shareholders, officers, managers, employees or any other party not at arm's length to the Corporation or its Shareholders, and has not paid any amount or transferred any property to reduce Shareholder Loans.

3.3 Representations and Warranties of Petrowest and the Trust

Each of Petrowest and the Trust jointly and severally represents and warrants to each of the Shareholders that:

(a) Petrowest is duly organized and validly existing and in good standing under the law of the jurisdiction of its incorporation and has the corporate power to own or lease its property and assets and to carry on its business as now conducted by it and is duly licensed or qualified to carry on business in each jurisdiction as the nature of its business requires and, at the Closing Date, will have such power and be so licensed or qualified as is required by its business as proposed to be conducted;

(b) the Trust is duly organized and validly existing and in good standing under the law of the jurisdiction of its formation and has the power to own or lease its property and assets and to carry on its business as now conducted by it and is duly licensed or qualified to carry on business in each jurisdiction as the nature of its business requires and, at the Closing Date, will have such power and be so licensed or qualified as is required by its business as proposed to be conducted;

(c) Petrowest has all requisite power and authority to enter into this Agreement and all documents to be delivered pursuant hereto and to perform its obligations hereunder and thereunder;

(d) the Trust has all requisite power and authority to enter into this Agreement and all documents to be delivered pursuant hereto and to perform its obligations hereunder and thereunder;

(e) the execution and delivery of this Agreement and all documents to be delivered pursuant hereto, the performance of the terms hereof and thereof and the consummation of the transactions contemplated herein and therein do not and will not:

(i) result in the breach of or violate any term or provision of the charter, by-laws or governing documents of Petrowest or the declaration of trust of the Trust; or

(ii) conflict with, result in a breach of, constitute a default under, or accelerate or permit the acceleration of the performance required by, any material agreement, instrument, licence, permit or authority to which Petrowest or the Trust is a party or by which it is bound or to which any of its property is subject or result in the creation of any Encumbrance upon any of the assets of Petrowest or the Trust or give to others any material interest or right, including any right of purchase, termination, cancellation or acceleration under any such agreement, instrument, license, permit or authority; or

(iii) violate any provision of law or administrative regulation or any judicial or administrative order, award, judgment or decree applicable to Petrowest or the Trust;

(f) each of the Trust and Petrowest is, in all material respects, in compliance with all Laws;

(g) this Agreement has been duly executed and delivered by Petrowest and constitutes a legal, valid and binding obligation of Petrowest enforceable in accordance with its terms and all documents to be delivered by Petrowest or the Trust, as the case may be, pursuant hereto will be duly executed and delivered by Petrowest and will constitute legal, valid and binding obligations of Petrowest and the Trust, respectively, enforceable in accordance with their respective terms;

(h) the authorized capital of Petrowest is comprised of an unlimited number of common shares and all of the issued and outstanding common shares are held by the Trust;

(i) as the date hereof, the authorized capital of the Trust is comprised of an unlimited number of Units of which, 23,285,094 Units (including subordinated units) are issued and outstanding, each fully paid and non-assessable;

(j) the Trust is a mutual fund trust under the Canadian Tax Act;

(k) the Units to be issued pursuant to Section 2.2 will be duly and validly issued and delivered as fully paid and non-assessable trust units of the Trust and, other than the escrow contemplated by section 5.2(d), will not be subject to any escrow or restriction on trading;

(l) there is no suit, action, litigation, investigation, claim, complaint, grievance or proceeding, including appeals and applications for review, in progress, or, to the knowledge of Petrowest, pending or threatened against or relating to Petrowest or the Trust before any court, Governmental Authority, commission, board, bureau, agency or arbitration panel which, if determined adversely to Petrowest, would,

(i) materially and adversely affect the properties, business, future prospects or financial condition of Petrowest or the Trust,

(ii) enjoin, restrict or prohibit the transfer of all or any part of the Shares or the issue of Units as contemplated by this Agreement; or

(iii) prevent Petrowest from fulfilling all of its obligations set out in this Agreement or arising from this Agreement, and Petrowest has no knowledge of any existing ground on which any such action, suit, litigation or proceeding might be commenced with any reasonable likelihood of success. There is not presently outstanding against Petrowest any judgement, decree, injunction, rule or order of Governmental Authority; and

(m) Petrowest is not a "non Canadian" within the meaning of the *Investment Canada Act*.

3.4 Non-Waiver

No investigations made by or on behalf of Petrowest or the Shareholders at any time shall have the effect of waiving, diminishing the scope or otherwise affecting any representation or warranty made by the Shareholders or Petrowest, as the case may be, in or pursuant to this Agreement. No waiver of any condition or other provisions, in whole or in part, shall constitute as a waiver of any other condition or provision (whether or not similar) nor shall such waiver constitute a continuing waiver unless otherwise expressly provided.

3.5 Nature and Survival

All representations, warranties and covenants contained in this Agreement on the part of each of the Parties shall survive the Closing, the execution and delivery under this Agreement of any share or security transfer instruments or other documents of title to any of the Shares and the payment of the consideration for the Shares.

ARTICLE 4
COVENANTS

4.1 Covenants of the Shareholders and the Corporation

(a) From the date hereof to and until the Closing Date, the Shareholders and the Corporation shall permit Petrowest, Petrowest's Counsel and Petrowest's authorized representatives to have full access to all files, premises, properties, personnel, books, records (including Tax Records), auditors, contracts and documents of or pertaining to the Corporation and any predecessor corporations or entities prior to Closing for purposes of performing due diligence with respect to the Corporation and its assets and affairs. The provisions of the Letter of Intent shall continue to be applicable to any information made available by such parties pursuant to the provisions of this Agreement.

(b) Except as set forth in Schedule 26, the Shareholders and the Corporation covenant and agree that from December 31, 2006 until the Closing Date:

(i) the Corporation shall conduct their business only in, and not take any action except in, the usual, ordinary and regular course of business and consistent with past practices;

(ii) they shall not, without the prior written consent of Petrowest, which shall not be unreasonably withheld or delayed, directly or indirectly do or permit to occur any of the following:

(A) redeem, purchase or offer to purchase any of its shares or other securities unless otherwise required by the terms of such securities;

(B) reorganize, amalgamate or merge with any other person, corporation, partnership or other business organization whatsoever;

(C) acquire, agree to acquire, dispose of or agree to dispose of any person, corporation, partnership, joint venture or other business organization or division or acquire, agree to acquire, dispose of or agree to dispose of any assets, which, in each case, are individually or in the aggregate material;

(D) relinquish any contractual rights which are individually or in the aggregate material;

(E) other than pursuant to existing employment, termination or compensation arrangements or policies, in the case of officers or directors, take any action with respect to the entering into or modifying of any employment, severance or similar agreements, policies or arrangements or with respect to the grant of any bonuses, salary increases, stock options, profit sharing, retirement allowances, deferred compensation, incentive compensation,

severance or termination pay or any other form of compensation or profit sharing or with respect to any increase of benefits payable, or make any loan to, any of its officers or directors;

(F) other than pursuant to existing employment, termination or compensation arrangements or policies, in the case of its employees who are not officers or directors, take any action with respect to the entering into or modifying of any employment, severance, collective bargaining or similar agreements, policies or arrangements or with respect to the grant of any bonuses, salary increases, stock options, profit sharing, retirement allowances, deferred compensation, incentive compensation, severance or termination pay or any other form of compensation or profit sharing or with respect to any increase of benefits payable, or make any loan to, any of its employees;

(G) incur or commit to capital or operating expenditures individually exceeding $5,000 or exceeding $100,000 in the aggregate;

(iii) provide Petrowest with access to its premises and employees to facilitate the integration of operations and accounting systems at the Closing Time;

(iv) cooperate with Petrowest in structuring the acquisition of the Corporation in a tax efficient manner;

(c) the Corporation shall:

(i) use its reasonable commercial efforts to preserve intact its business, assets and goodwill, to keep available the services of its officers and employees as a group and to maintain satisfactory relationships with suppliers, agents, distributors, customers and others having business relationships with it;

(ii) not take any action that would interfere with or be inconsistent with the completion of the transactions contemplated hereby or that would render, or that reasonably may be expected to render, any representation or warranty made by it in this Agreement untrue in any material respect at any time prior to the Closing Time if then made;

(d) Each of the Shareholders and the Corporation who is a party to or bound by the Unanimous Shareholders Agreement hereby agrees and consents to the termination of such agreement immediately prior to the Closing Time and, subject to Closing occurring, hereby irrevocably waives and releases each of the others from and in respect of any and all obligations thereunder, whether due on, prior to or after the date hereof.

(e) Upon any restructuring or reorganization of the Corporation resulting in any person, other than the Shareholders, acquiring any of the Shares, the Shareholders shall cause such person to execute a counterpart signature page to this Agreement.

4.2 Efforts to Satisfy Conditions

Each Party shall use all reasonable commercial efforts and shall proceed diligently, honestly and in good faith to cause the conditions set forth in Section 5.1, Section 5.2 and Section 5.3 which are within its reasonable control to be satisfied. Each Party shall provide such information and cooperation to the other Party as it may reasonably request in connection with the satisfaction of such conditions.

4.3 Tax Returns

(a) The Shareholders shall cause the Corporation to prepare and file in a timely manner (at its cost and in consultation with the Shareholders) all Tax Returns required to be filed by the Corporation for any period that ends on or before the Closing Date and for which Tax Returns have not been filed as of the Closing Date. Petrowest shall obtain the consent of Shareholders to any Tax Returns filed in respect of any period ending on or prior to the Closing Date, which consent shall be deemed received unless the Shareholders advises otherwise within 10 business days following receipt of the return and request for consent. The Shareholders and Petrowest shall co-operate fully with each other and none of the Parties will unreasonably withhold its consent to a request made by any other Party with respect to such Tax Returns. Such Tax Returns will be prepared in accordance with reasonable business practices and the Corporation's past practices. The Parties agree that an election shall be made by the Corporation in its Tax Return filed for its taxation year ending immediately before the acquisition of control by Petrowest not to have subsection 256(9) of the Canadian Tax Act apply, with the result that the taxation year of the Corporation shall end immediately before the Closing Time.

(b) No Tax Returns shall be filed by any of the Shareholders between the date hereof and the Closing Date except with the prior written consent of Petrowest, which consent shall not be unreasonably withheld.

4.4 Adjustments, Allocation of Profits

(a) All profits earned by the Corporation after December 31, 2006 shall remain in the Corporation for the benefit of Petrowest and will increase the Working Capital or decrease the indebtedness of the Corporation and increase the retained earnings of the Corporation.

(b) In the event the retained earnings on the Closing Date (adjusted for the net after tax bonus payable in accordance with Section 4.4(d)) are less than $1,681,833.74, as determined by Petrowest following a review of the internal financial statements of the Corporation, the Shareholders shall indemnify Petrowest for the difference in accordance with Article 7.

(c) In the event the Working Capital on the Closing Date (adjusted for the net after tax bonus payable in accordance with Section 4.4(d), where applicable) is less than $414,267.17, as determined by Petrowest following a review of the internal

financial statements of the Corporation, the Shareholders shall indemnify Petrowest for the difference in accordance with Article 7.

(d) Long Term Debt at the Closing Time shall not exceed $1,227,228. In the event Long Term Debt exceeds such amount or the Long Term Debt has been reduced, at any time from March 31, 2006 to the Closing Time, by an amount in excess of the required principal repayments, the Shareholders shall indemnify Petrowest for the difference in accordance with Article 7.

(e) All Encumbrances, other than Permitted Encumbrances, must be extinguished and discharged no later than the Closing Time or the Shareholders shall deliver to Petrowest at the Closing Time a payout statement and confirmation that the Shareholders' Counsel has a release and discharge in respect of such Encumbrances in trust for release upon payment to the secured party. If any Encumbrances other than Permitted Encumbrances are remaining at the Closing Time, the Shareholders shall indemnify Petrowest for the amount thereof (as well as any prepayment interest and penalties and any other costs associated with the extinguishment and discharge) in accordance with Article 7.

(f) For greater certainty, the Corporation will be amalgamated with Petrowest and all assets of the Corporation at the Closing Time will become the property of Petrowest, whether or not listed on Schedule 2 or 3.

4.5 Restrictive Covenant

Petrowest and the Shareholders agree that $1.00 of the purchase price shall be allocated to the restrictive covenant in the agreements referred to in Section 5.1(c), which allocation shall be adjusted to the amount determined by the Auditors following completion of the audit of the purchase price. Petrowest and the Shareholders agree to jointly file the election required pursuant to Section 56.4(3)(c) of the Canadian Tax Act, within the time required by such act, for the adjusted amount as determined by the Auditors.

ARTICLE 5
CONDITIONS TO CLOSING

5.1 Mutual Conditions

The obligations of Petrowest, the Shareholders and the Corporation pursuant hereto are subject to the following conditions being satisfied in all respects at or prior to the Closing Time, or such earlier time as is specified below:

(a) there shall not be any suit, action or other proceeding that shall, at Closing, be pending against any of the Parties before any Governmental Authority and no law, regulation or policy shall have been proposed, enacted or applied: (i) making illegal or seeking to restrain, prohibit or obtain damages or other relief in connection with the consummation of the transactions contemplated by this Agreement; (ii) prohibiting or materially limiting the ownership or operation by

Petrowest of a material portion of the business or assets thereof or requiring Petrowest to dispose of or hold separately any such portion of any Shares or Corporation Assets, as applicable; or (iii) making the consummation of the transactions contemplated by this Agreement materially more costly to Petrowest or materially reducing the value of the Shares;

(b) all Required Approvals shall have been obtained on terms acceptable to the Shareholders and Petrowest, acting reasonably, at or prior to the Closing Time; and

(c) Petrowest and each of the persons listed in Schedule 27 hereto shall have executed and delivered a consulting or employment agreement in the form set forth in such Schedule.

5.2 Conditions for the Benefit of Petrowest

The obligations of Petrowest to buy the Shares and Shareholder Loans from the Shareholders pursuant hereto are subject to the following conditions (which are for the exclusive benefit of Petrowest) being satisfied in all respects at or prior to the Closing Time, or such earlier time as is specified below:

(a) the representations and warranties of the Shareholders in this Agreement shall be true and correct in all material respects at the Closing Time with the same force and effect as if made at and as of such time;

(b) the Shareholders and the Corporation shall have performed or complied in all material respects with all of the terms, covenants and conditions of this Agreement to be performed or complied with by the Shareholders and the Corporation at or prior to the Closing Time pursuant hereto;

(c) [Intentionally Deleted];

(d) at Closing, the Shareholders shall have delivered all items which they are required to deliver pursuant to Section 6.2 and shall have duly executed and delivered an agreement to escrow the Units to be issued pursuant to Section 2.2 for release as to 25% on the first anniversary of the Closing Date and the remainder on the second anniversary of the Closing Date;

(e) the Shareholders shall have delivered opinions of the Shareholders' Counsel as to the matters in Section 3.1(a), (b), (c) and (d) and Section 3.2(a), (b), (c) and (d)(i), in form and substance satisfactory to Petrowest, acting reasonably;

(f) each of the Shareholders shall have delivered, on the Closing Date, a certificate of such Shareholder dated the Closing Date, addressed to Petrowest and signed by the Shareholder or, in the case of a Shareholder that is a corporation, signed on the Shareholder's behalf by its President or such other officer or director satisfactory to Petrowest, acting reasonably, certifying that to the knowledge of the Shareholders the representations and warranties of the Shareholder set forth in

this Agreement are true and correct at the Closing Time, as if made at such time and the Shareholder has not breached, or failed to comply with, in any material respect, any of its covenants or other obligations under this Agreement; and

(g) Petrowest shall have obtained all applicable governmental, regulatory and contractual approvals to complete the transactions contemplated by this Agreement.

5.3 Conditions for the Benefit of the Shareholders

The Shareholders' obligations to Petrowest pursuant hereto are subject to the following conditions (which are for the exclusive benefit of the Shareholders) being satisfied in all respects at or prior to the Closing Time or such earlier time as is specified below:

(a) the representations and warranties of Petrowest in this Agreement shall be true and correct in all material respects at the Closing Time with the same force and effect as if made at and as of such time;

(b) Petrowest shall have performed or complied in all material respects with all of the terms, covenants and conditions of this Agreement to be performed or complied with by Petrowest at or prior to the Closing Time pursuant hereto;

(c) at Closing, Petrowest shall have delivered all items they are required to deliver pursuant to Section 6.3;

(d) Petrowest shall have delivered, on the Closing Date, a certificate of Petrowest dated the Closing Date, addressed to the Shareholders and signed on Petrowest's behalf by its President or such other officer or director satisfactory to the Shareholders, acting reasonably, certifying that the representations and warranties of Petrowest set forth in this Agreement are true and correct at the Closing Time, as if made at such time and Petrowest has not breached, or failed to comply with, in any material respect, any of its covenants or other obligations under this Agreement;

(e) Petrowest shall have delivered an opinion of Petrowest's Counsel as to the matters set forth in Section 3.3(a), (b), (c), (d), (e)(i), (e)(iii), (g), (i), (j), (k) and (m) in form and substance satisfactory to the Shareholders, acting reasonably; and

(f) Petrowest shall have agreed to indemnify the Shareholders or their Affiliates in respect of liabilities thereof pursuant to their guarantees of the obligations of the Corporation to the parties listed in Schedule 28 and/or secured their release therefrom, in either case in form and substance satisfactory to the Shareholders, acting reasonably.

ARTICLE 6
CLOSING

6.1 Closing

The Closing shall take place at the Closing Time at the offices of Petrowest located at Suite 204, 10605 Westside Drive, Grande Prairie, Alberta T8V 8E6, or at such other place as may be agreed upon by the Shareholders and Petrowest.

6.2 Deliveries by the Shareholders at Closing

At Closing, the Shareholders shall deliver to Petrowest:

(a) an updated version of Schedule 12 indicating the beneficial owners of record of all of the Shares;

(b) an updated version of Schedule 15 indicating the authorized capital of the Corporation and the issued and outstanding shares of the Corporation;

(c) the certificates representing the Shares duly endorsed for transfer by the Shareholders and new share certificates issued in the name of Petrowest in respect of the Shares;

(d) certificates of the appropriate government officials, dated the Closing Date, evidencing the existence and good standing of each of the Shareholders, if a corporation and the Corporation in the jurisdiction of its organization;

(e) the minute books, corporate seals and all corporate records of the Corporation;

(f) resignations and releases of all directors and officers of the Corporation and reciprocal releases of such directors and officers by the Corporation, each in form and substance satisfactory to Petrowest;

(g) certified copies of directors' resolutions of the Corporation confirming approval of the transfer of the Shares to Petrowest in accordance with the terms and conditions of this Agreement;

(h) such other documents and instruments as Petrowest's Counsel may reasonably require; and

(i) transfers in respect of Shareholders' Loans.

6.3 Deliveries by Petrowest at Closing

At Closing, Petrowest shall pay the purchase price to Carter, Lock & Horrigan, Barristers and Solicitors, in trust for the Shareholders, including delivering certificates to the Shareholders representing the Units issuable to the Shareholders pursuant to Section 2.2.

6.4 Closing Escrow

The items tabled at Closing pursuant to Section 6.2 and Section 6.3 shall be held in escrow until all of such items have been tabled and then shall remain in escrow until the Closing Time. At the Closing Time, provided all conditions in Article 5 have been satisfied or waived, such escrow shall be terminated and the items described in Section 6.2 shall be delivered to Petrowest and the items described in Section 6.3 shall be delivered to the Shareholders and the Closing shall have occurred. If such escrow is not released on or before 4:00 p.m. (Calgary Time) on May 30, 2007 and the Parties do not agree to an extension of the escrow, the Closing shall be deemed not to have occurred and the documents and certificates tabled by a Party pursuant to this Article 6 shall be returned to that Party.

ARTICLE 7
INDEMNITIES

7.1 Shareholders Indemnity

After Closing but subject to Section 7.4, each of the Shareholders jointly and severally agrees to indemnify and save harmless each of Petrowest, the Trust and their Affiliates from and against all Losses and Obligations which they suffer, sustain, pay or incur, directly or indirectly:

(i) as a consequence of or in connection with a breach of a representation or warranty made by any of the Shareholders or the Corporation in this Agreement or a breach by any of the Shareholders or the Corporation of any of the covenants made by any thereof in this Agreement; or

(ii) as a consequence of or in connection with any environmental matter relating to the Corporation or the Corporations Assets prior to the Closing Time;

except any such Losses and Obligations as have been caused by or result from the gross negligence or wilful misconduct of any such indemnified person. The Parties agree that for the purposes of Section 7.1(i), in the case of any breach of representation or warranty of any of the Shareholders, the measure of Losses and Obligations in respect thereof will be, dollar for dollar, the difference in what would have been the position (financial and otherwise) of the Corporation had such representation been true or the warranty not breached and the actual position (financial and otherwise) of the Corporation (given such misrepresentation or breach of warranty).

7.2 Petrowest Indemnity

After Closing, Petrowest and the Trust agree to indemnify and save harmless each of the Shareholders and their Affiliates from and against all Losses and Obligations which they suffer, sustain, pay or incur, directly or indirectly, as a consequence of or in connection with:

(i) a breach of a representation or warranty made by Petrowest or the Trust in this Agreement or a breach by Petrowest or the Trust of a covenant made by it in this Agreement; or

(ii) subject to the Shareholders' obligations in respect of the indemnity contained in Section 7.1, any matter or circumstance relating to Corporation Assets or the operation thereof which occurs after the Closing Time or which relates to the Corporation and occurs after the Closing Time;

except any such Losses and Obligations as have been caused by or result from the gross negligence or wilful misconduct of any such indemnified person.

7.3 Tax Indemnity

(a) After Closing, the Shareholders shall be jointly and severally liable to and agree to indemnify and save harmless the Corporation (which in this Section 7.3 includes the Corporation's successors and assigns) in respect of all Losses and Obligations which the Corporation may suffer, sustain, pay or incur as a consequence of or in connection with any breach of any of the representations and warranties in Section 3.2(t) to (x) inclusive.

(b) Any person entitled to indemnification as herein set forth (the "**Indemnified Parties**") shall give prompt written notice to the Shareholders whenever it becomes aware that a Claim has been or may be made for which the Shareholders may be liable pursuant to this Section 7.3 (the "**Tax Indemnity**"). Unless the Shareholders notify the Indemnified Parties that it elects not to have carriage and control of a Claim the Shareholders shall, at their own expense and employing counsel of their own choice, have full carriage and control of the contestation of any such Claim, provided that if the Claim does not relate solely to matters to which the Tax Indemnity may apply, the Indemnified Parties shall, at its own expense and employing counsel of its own choice, have full carriage and control of the contestation of the portion of the Claims relating to matters to which the Tax Indemnity does not relate; and further provided that where the Shareholders have carriage and control of a Claim neither the Indemnified Parties nor the Corporation will agree to any compromise or settlement of such Claim to which the Tax Indemnity may apply without the consent of the Shareholders which will not be unreasonably withheld. Notwithstanding the foregoing, the Shareholders' right to have carriage and control of the contestation of any such Claim shall only apply and continue to apply after payment of the amount of such Claim or the provision of such security as is necessary to avoid a lien being placed on the property of the Corporation in respect of such Claim. Where the Shareholders have carriage and control of a Claim, if the Indemnified Parties do not consent to a settlement of a Claim to which the Tax Indemnity may apply following a request from the Shareholders to do so, the obligation of the Shareholders to indemnify the Indemnified Parties for the Claim shall be limited to the amount that the Shareholders would have been required to pay pursuant hereto in respect of the Claim if the settlement had been accepted and the Shareholders shall forthwith transfer carriage of the contestation of the Claim to the Indemnified Parties or its nominee. The Indemnified Parties, the Corporation and the Shareholders shall cooperate with each other and allow each other reasonable

access to documents and records in any defence of any such Claims and shall keep each other reasonably informed of the conduct thereof. If the Shareholders elect not to have carriage and control of the contestation of the Claim, the Indemnified Parties and the Corporation shall be under no obligation to contest, settle or compromise the Claim and such failure to contest, settle or compromise the Claim shall not prejudice its rights pursuant to this Indemnity.

(c) The Parties undertake to inform each other of any audit inquiries with respect to issues to which the Tax Indemnity may apply and to cooperate with each other in making any representations prior to any assessment to which those indemnities may apply.

(d) The amounts payable in respect of the Tax Indemnity shall constitute and be treated by the parties as an adjustment to the purchase price.

7.4 Limitations on Indemnities

(a) No Claim for performance of an indemnity or in respect of a breach of any covenant, representation or warranty made in this Agreement (other than pursuant to Section 7.3) shall be made or be enforceable, whether by legal proceedings or otherwise, unless written notice of such Claim is given by the party seeking redress to the party or parties from whom redress is sought on or before: (i) in respect of a breach of Section 3.2(kk), the expiry of the statutory period in which a Claim, assessment or reassessment may be brought or effected against the Corporation in respect thereof; (ii) in respect of a breach of any of Section 3.2(t) to (x), the expiry of ninety days after the relevant Governmental Authorities shall no longer be entitled to assess liability for tax against the Corporation for any particular taxation year ended on or prior to the Closing Date, having regard without limitation, to any waivers given by the Shareholders of the Corporation in respect of any taxation year; and (iii) otherwise, the expiry of eighteen months from the Closing Date;

(b) The maximum cumulative liability of the Shareholders in respect of indemnities and breaches of the representations, warranties and covenants made by the Shareholders in this Agreement (other than pursuant to Section 7.3) shall not exceed the purchase price;

(c) Except as otherwise set out herein, the parties' sole remedy for a misrepresentation or breach of a warranty or other agreement contained in this Agreement is limited to the indemnities contained in Article 7 and is limited by the provisions of this Section 7.4;

(d) Notwithstanding anything to the contrary set forth in this Agreement, the Shareholder shall have no liability to Petrowest for any specific matter or claim for which Petrowest has received an adjustment to the purchase price to the extent of such adjustment;

(e) Petrowest shall not be entitled to make a Claim against the Shareholders for indemnity pursuant to this Agreement unless and until the aggregate amount of all Losses and Obligations with respect to all Claims asserted by Petrowest under this Agreement (other than pursuant to Section 7.3) exceeds 1% of the purchase price. Once such minimum threshold in Losses and Obligations has been sustained by Petrowest, the entirety of all Losses and Obligations sustained by Petrowest shall be compensable under this Section 7.4, subject to the other provisions of this Section. Claims pursuant to Section 7.3 shall not be included in claims for the purposes of this Section 7.4(e);

(f) Petrowest's Losses hereunder shall be deemed reduced by the amount of any insurance proceeds and any tax benefits received by Petrowest with respect to such Losses; and

(g) Petrowest shall not be entitled to indemnity under both Section 7.3 and Section 7.1 for the same Loss.

7.5 Indemnification Procedure

(a) For purposes of this Section 7.5, the term "**Indemnifying Party**" when used in connection with a Claim shall mean the Person having an obligation to indemnify the other Party with respect to such Claim pursuant to this Agreement (other than under Section 7.3), and the term "**Indemnified Party**" when used in connection with a particular Claim shall mean the Person having the right to be indemnified with respect to such Claim by the other Party pursuant to this Agreement (other than under Section 7.3)

(b) To make claim for indemnification, an Indemnified Party shall notify the Indemnifying Party of its claim under this Section 7.5, including the specific details of and specific basis under this Agreement for its claim (the "**Claim Notice**"). In the event that the claim for indemnification is based upon a claim by a third party against the Indemnified Party (a "**Third Party Claim**"), the Indemnified Party shall provide its Claim Notice promptly after the Indemnified Party has actual knowledge of the Third Party Claim and shall enclose a copy of all papers (if any) served with respect to the Third Party Claim; provided that the failure of any Indemnified Party to give notice of a Third Party Claim as provided in this Section 7.5 shall not relieve the Indemnifying Party of its obligations under this Agreement except to the extent such failure results in insufficient time being available to permit the Indemnifying Party to effectively defend against the Third Party Claim or otherwise materially prejudices the Indemnifying Party's ability to defend against the Third Party Claim. In the event that the claim for indemnification is based upon an inaccuracy or breach of a representation, warranty, covenant or agreement, the Claim Notice shall specify the representation, warranty, covenant or agreement which was inaccurate or breached.

(c) In the case of a claim for indemnification based upon a Third Party Claim, the Indemnifying Party shall have 30 days from its receipt of the Claim Notice to notify the Indemnified Party whether it admits or denies its liability to defend the Indemnified Party against such Third Party Claim at the sole cost and expense of the Indemnifying Party. The Indemnified Party is authorized, prior to and during such 30-day period, to file any motion, answer or other pleading that it shall deem necessary or appropriate to protect its interests or those of the Indemnifying Party and that is not prejudicial to the Indemnifying Party.

(d) If the Indemnifying Party admits its liability, it shall have the right and obligation to diligently defend, at its sole cost and expense, the Third Party Claim. The Indemnifying Party shall have full control of such defense and proceedings, including any compromise or settlement thereof. If requested by the Indemnifying Party, the Indemnified Party agrees to cooperate, at the cost and expense of the Indemnifying Party, in contesting any Third Party Claim which the Indemnifying Party elects to contest. The Indemnified Party may participate in, but not control, any defense or settlement of any Third Party Claim controlled by the Indemnifying Party pursuant to this Section 7.5(d). An Indemnifying Party shall not, without the written consent of the Indemnified Party, (i) settle any Third Party Claim or consent to the entry of any judgment with respect thereto which does not include an unconditional written release of the Indemnified Party from all liability in respect of such Third Party Claim or (ii) settle any Third Party Claim or consent to the entry of any judgment with respect thereto in any manner that may materially and adversely affect the Indemnified Party (other than as a result of money damages covered by the indemnity).

(e) If the Indemnifying Party does not admit its liability or admits its liability but fails to diligently prosecute or settle the Third Party Claim, then the Indemnified Party shall have the right to defend against the Third Party Claim at the sole cost and expense of the Indemnifying Party, with counsel of the Indemnified Party's choosing, subject to the right of the Indemnifying Party to admit its liability and assume the defense of the Third Party Claim at any time prior to settlement or final determination thereof. If the Indemnifying Party has not yet admitted its liability for a Third Party Claim, the Indemnified Party shall send written notice to the Indemnifying Party of any proposed settlement and the Indemnifying Party shall have the option for 10 days following receipt of such notice to (i) admit in writing its liability for the Third Party Claim and (ii) if liability is so admitted, reject, in its reasonable judgment, the proposed settlement.

(f) In the case of a claim for indemnification not based upon a Third Party Claim, the Indemnifying Party shall have 30 days from its receipt of the Claim Notice to (i) cure the Losses and Obligations complained of; (ii) admit its liability for such Losses or (iii) dispute the claim for such Losses and Obligations. If the Indemnifying Party does not notify the Indemnified Party within such 30-day period that it has cured the Losses and Obligations or that it disputes the claim for such Losses and Obligations, the amount of such Losses and Obligations shall conclusively be deemed a liability of the Indemnifying Party hereunder.

7.6 Materiality

For the purposes of calculating Losses and Obligations in conjunction with any breach of a representation, warranty or covenant pursuant to Sections 7.1, 7.2 or 7.3, any standard or threshold of materiality relating to such breached representation, warranty or covenant shall be ignored.

ARTICLE 8
TERMINATION

8.1 Termination

If this Agreement is terminated prior to the Closing occurring pursuant to Section 5.1, Section 5.2 or Section 5.3, the Parties shall be released from all obligations under this Agreement except the Confidentiality and Non-disclosure Agreement shall remain in full force and effect in accordance with its terms, and each Party shall remain liable for breaches by it of this Agreement occurring prior to such termination. Subject to the foregoing provisions of this Section, following such termination, each Party shall be responsible for the costs and expenses incurred by it in connection with this Agreement and the transactions contemplated hereby.

8.2 Survival

Subject to the limitations and provisions set forth in this Agreement, notwithstanding the occurrence of Closing and the items delivered at Closing pursuant hereto, the representations, warranties, covenants and indemnities contained in this Agreement shall survive the Closing and the delivery of the items delivered at Closing pursuant hereto for the benefit of the Parties in accordance with terms hereof. Notwithstanding any other provision of this Agreement, no limitation in respect of the survival of any provision of this Agreement or the period in respect of which any Claims or other recourse may be made shall apply insofar as the breach of the provision or the matter in respect of which recourse is sought involves fraud on the part of the Party or Parties against whom the provision is sought to be enforced or from whom such recourse is sought. If any document executed at or after Closing, pursuant hereto is inconsistent with the provisions of this Agreement, the provisions of this Agreement shall prevail unless the Parties expressly and explicitly agree to the contrary.

ARTICLE 9
ARBITRATION

9.1 Procedure

Any controversy submitted to arbitration pursuant to this Agreement shall be subject to the following principles:

(a) Upon written demand of a Party, representatives of the Parties shall meet and attempt to appoint a single arbitrator. If such representatives are unable to agree on a single arbitrator within five (5) days of such demand, then upon written

demand by any Party, any Shareholder and Petrowest shall, within ten (10) days of such demand, each name an arbitrator and the two arbitrators so named shall promptly thereafter choose a third. If a Party shall fail to name an arbitrator within ten (10) days from such demand, then the arbitrator for that Party shall be appointed by any Justice of the Court of Queen's Bench of Alberta upon application by the other Party. If the two arbitrators shall fail within ten (10) days from their appointment to agree upon and appoint the third arbitrator, then such third arbitrator shall be appointed by any Justice of the Court of Queen's Bench of Alberta upon request of either Party.

(b) The arbitrator or arbitrators selected to act hereunder shall be qualified by education, experience and training to pass upon the particular question in dispute.

(c) The arbitrator or arbitrators chosen as aforesaid shall proceed immediately to hear and determine the question or questions in dispute. The decision of the single arbitrator shall be made within forty-five (45) days after his or her appointment, subject to any reasonable delay due to unforeseen circumstances. Where there are three arbitrators, the decision of the arbitrators, or a majority of them, shall be made within forty-five (45) days after the appointment of the third arbitrator, subject to any reasonable delay due to unforeseen circumstances. In the event the single arbitrator or the arbitrators, or a majority of them, fail to make a decision within the period herein prescribed, then either Party may elect to have a new single arbitrator or arbitrators chosen in the manner herein prescribed, as if none had previously been selected.

(d) The decision of the single arbitrator or the decision of the arbitrators, or a majority of them, shall be drawn up in writing and signed by the single arbitrator or by the arbitrators, or a majority of them, and shall be final and binding upon the parties hereto.

(e) The liability between the Parties hereto for the payment of the compensation and expenses of the single arbitrator or the arbitrators shall be determined by the arbitrator or arbitrators, as the case may be.

(f) Arbitration pursuant hereto shall be governed in all respects not addressed herein by the provisions of the *Arbitration Act* (Alberta) and regulations thereunder.

ARTICLE 10
NOTICES

10.1 Notices

Any notice, consent, waiver, direction or other communication required or permitted to be given under this Agreement by a party to any other party shall be in writing and shall be delivered by hand delivery, facsimile transmission or (provided that the mailing party does not know and should not reasonably have known of any disruption or anticipated disruption of postal service which might affect delivery of the mail) by registered mail (postage prepaid), addressed

to the party to whom the notice is to be given, at its address for service herein. Any notice, consent, waiver, direction or other communication aforesaid shall, if hand delivered or delivered by facsimile transmission, be deemed to have been given and received on the date on which it was hand delivered or delivered by facsimile transmission to the address provided herein (if a business day and, if not, the next succeeding business day) and if sent by registered mail be deemed to have been given and received on the third business day at the point of delivery following the date on which it was so sent.

10.2 Address for Service

The address for service of each of the parties hereto shall be as follows:

if to Petrowest or the Trust:

Petrowest Services Ltd.
Suite 204, 10605 Westside Drive
Grande Prairie, AB
T8V 8E6

Attention: Kenneth Drysdale
Facsimile: (780) 830-0882

with a copy to:

Petrowest Services Ltd.
1020 407 2nd St. SW
Calgary, AB
T2P 2Y3

Attention: John Paul
Facsimile: (403) 237-0880

Bennett Jones LLP
4500, 855 – 2nd Street S.W.
Calgary, AB
T2P 4K7

Attention: Brad D. Markel
Facsimile: (403) 265-7219

if to the Shareholders and/or the Corporation:



Attention: Dave Hall

with a copy to:

Carter, Lock & Horrigan,
Barristers and Solicitors
#200, Whitby House
9803 - 101 Avenue
Grande Prairie, AB, T8V 0X6

Attention: Roy Carter, Q.C.
Facsimile: (780) 538-3853

or such other address as may be designated by notice to the other Parties.

ARTICLE 11
MISCELLANEOUS

11.1 Further Assurances

Each Party shall, from time to time, and at all times hereafter, at the request of another Party, but without further consideration, do all such further acts and execute and deliver all such further documents and instruments as shall be reasonably required in order to fully perform and carry out the terms and intent hereof.

11.2 Time of the Essence

Time shall be of the essence of this Agreement.

11.3 Public Announcements

Until Closing has occurred, no public announcement or press release concerning the sale and purchase of the Shares shall be made by a Party or its Affiliates without the prior written consent and joint approval of the other Party, which consent and approval shall not be unreasonably withheld or delayed; provided that nothing contained herein shall prevent either Party at any time furnishing any information to any governmental agency or regulatory authority (including applicable stock exchanges) or to the public if required by Laws or the rule of a stock exchange.

11.4 Amendments and Waiver

No modification of or amendment to this Agreement shall be valid or binding unless set forth in writing and duly executed by both Parties and no waiver of any breach of any term or provisions of this Agreement shall be effective or binding unless made in writing and signed by the Party purporting to give the same and, unless otherwise provided, shall be limited to the specific breach waived. No failure on the part of any Party in exercising any right or remedy hereunder shall operate as a waiver thereof, nor shall any single or partial exercise of any such right or remedy preclude any other or further exercise thereof or the exercise of any other right or remedy in law or in equity or by statute or otherwise conferred.

11.5 Entire Agreement

This Agreement together with the Confidentiality and Non-disclosure Agreement and the agreements and other documents to be delivered pursuant to this Agreement, constitute the entire agreement between the Parties pertaining to the subject matter of this Agreement and supersede all prior agreements, understandings, negotiations and discussions, whether oral or written, of the Parties, including the Letter of Intent and there are no warranties, representations or other agreements between the Parties in connection with the subject matter of this Agreement except as specifically set forth in this Agreement, and any document delivered pursuant to this Agreement. No supplement, modification or waiver or termination of this Agreement shall be binding unless executed in writing by the Party to be bound thereby.

11.6 Applicable Law

This Agreement shall be construed in accordance with the laws of the Province of Alberta and the laws of Canada applicable therein and shall be treated, in all respects, as an Alberta contract.

11.7 Amendments

This Agreement may only be amended by a written instrument signed by the Parties.

11.8 Severability

If any one or more of the provisions or parts thereof contained in this Agreement should be or become invalid, illegal or unenforceable in any respect in any jurisdiction, the remaining provisions or parts thereof contained herein shall be and shall be conclusively deemed to be, as to such jurisdiction, severable therefrom and:

(a) the validity, legality or enforceability of such remaining provisions or parts thereof shall not in any way be affected or impaired by the severance of the provisions or parts thereof severed; and

(b) the invalidity, illegality or unenforceability of any provision or part thereof contained in this Agreement in any jurisdiction shall not affect or impair such provision or part thereof or any other provisions of this Agreement in any other jurisdiction.

11.9 Execution in Counterpart

This Agreement may be executed in any number of counterparts with the same effect as if all signatories to the counterparts had signed one document, all such counterparts shall together constitute, and be construed as, one instrument and each of such counterparts shall, notwithstanding the date of its execution, be deemed to bear the date first above written. Delivery of counterparts may be effected by facsimile transmission.

11.10 Benefit of the Agreement

This Agreement shall enure to the benefit of and be binding upon the respective heirs, executors, administrators, successors and permitted assigns of the Parties. No person other than the Parties and their successors and permitted assigns shall be entitled to any rights or benefits hereunder.

11.11 Assignment

This Agreement may not be assigned by any Party without the prior consent of the other Parties, provided that: (i) Petrowest may assign its rights and obligations under this agreement to an Affiliate of Petrowest if, contemporaneous therewith, such Affiliate of Petrowest agrees to be bound by all representations, warranties, covenants and indemnities of Petrowest hereunder; and (ii) any Shareholder may assign its rights and obligations under this agreement to a person, wholly-owned by one or more Shareholders, that has, subsequent to the date hereof, become a shareholder of the Corporation if, contemporaneous therewith, such person agrees to be bound by all representations, warranties, covenants and indemnities of such Shareholder. For greater certainty, it is agreed that prior to the Closing Time and as a condition of Closing, the Trust shall execute a joinder agreement satisfactory to the Shareholders, acting reasonably, pursuant to which the Trust shall agree to be bound by all representations, warranties, covenants and indemnities of Petrowest hereunder.

11.12 No Partnership

It is not the intent or purpose of the Agreement to create, and this Agreement shall not be construed as creating, any association, partnership or syndicate.

11.13 Reliance

The Parties acknowledge and agree that they have entered into this Agreement in reliance upon each of the representations, warranties, covenants and agreements herein of the other party hereto.

11.14 Acknowledgment Respecting the Administrator

The parties hereto acknowledge that Petrowest Energy Services General Partner Ltd. is entering into this agreement solely in its capacity as administrator on behalf of the Trust and the obligations of the Trust hereunder shall not be personally binding upon Petrowest Energy Services General Partner Ltd. or any registered or beneficial holder of trust units of the Trust or any beneficiary under a plan of which a holder of trust units acts as a trustee or carrier, and that resort shall not be had to, nor shall recourse be sought from, any of the foregoing or the private property of any of the foregoing in respect of any indebtedness, obligation or liability of the Trust arising hereunder or arising in connection herewith or from the matters to which this agreement relates, if any, including without limitation claims based on negligence or otherwise tortious behavior, and recourse shall be limited to, and satisfied only out of, the "Trust Assets" as defined in the Deed of Trust of the Trust dated as of July 6, 2006, as amended from time to time.

IN WITNESS WHEREOF the parties hereto have executed this Agreement as of the date first above written.

PETROWEST SERVICES LTD.

By: (signed) "*Kenneth N. Drysdale*"
[Name]
[Title]

By: (signed) "*John Paul*"
[Name]
[Title]

PETROWEST ENERGY SERVICES TRUST, by its administrator, **PETROWEST ENERGY SERVICES GENERAL PARTNER LTD.**

By: (signed) "*Kenneth N. Drysdale*"
[Name]
[Title]

By: (signed) "*John Paul*"
[Name]
[Title]

(signed) "*Jay Palmer*"
Witness

(signed) "*Dave Hall*"
DAVE HALL

506221 ALBERTA LTD.

By: (signed) "*Glen Staheli*"
Glen Staheli
Director

TRI-DAVE GRAVEL SALES LTD.

By: (signed) "*Dave Hall*"
Dave Hall
Director

SHARE PURCHASE AGREEMENT

THIS SHARE PURCHASE AGREEMENT made as of the 1st day of May, 2007

AMONG:

PETROWEST ENERGY SERVICES TRUST, a trust formed under the laws of Alberta pursuant to a deed of trust dated July 6, 2006 (the "**Trust**")

\- and -

PETROWEST SERVICES LTD., a body corporate incorporated under the laws of the Province of Alberta ("**Petrowest**")

\- and -

RAY WARDILL, an individual resident in the Hamlet of Grovedale, in the Province of Alberta

\- and -

PATRICK GARRETT, an individual resident in the City of Grande Prairie, in the Province of Alberta

\- and -

PAT GARRETT FAMILY TRUST, a trust formed under the laws of the Province of Alberta;

(each of the last three mentioned Parties are referred to as the "**Shareholder**" and are collectively referred to as the "**Shareholders**")

\- and -

CUTBANK TRANSPORT LTD., a body corporate incorporated under the laws of the Province of Alberta ("**Cutbank Transport**")

\- and -

CUTBANK TRUCKING LTD., a body corporate incorporated under the laws of the Province of Alberta ("**Cutbank Trucking**")

(Cutbank Transport and Cutbank Trucking are collectively referred to as the "**Corporation**")

WHEREAS:

A. the Shareholders beneficially own all of the issued and outstanding shares of the Corporation (the "**Shares**");

B. Cutbank Transport and Cutbank Trucking conduct the business carried on by them as joint venturers and not as a partnership;

C. the Shareholders agree to sell, and Petrowest agrees to buy, the Shares and Shareholder Loans upon the terms and conditions set forth herein;

D. all of the outstanding shares of Petrowest are held, directly or indirectly, by the Trust;

NOW THEREFORE, in consideration of the representations, warranties, covenants and agreements herein and other good and valuable consideration (the receipt and sufficiency of which is hereby acknowledged), the parties hereto covenant and agree as follows:

ARTICLE 1 DEFINITIONS

1.1 Definitions

In this Agreement, unless the context otherwise requires:

(a) "**Affiliate**" of an entity means a person or entity that controls, is controlled by or is under common control with the subject entity. For the purpose of this definition, control means the ability, directly or indirectly, to direct the voting of more than fifty percent (50%) of the voting interests of an entity;

(b) "**Agreement**" means this agreement, including all Schedules to this agreement, as amended or supplemented from time to time, and "hereby", "hereof", "herein", "hereunder", "herewith", "hereto" and similar terms refer to this Agreement and not to any particular provision of this Agreement;

(c) "**Approved Capital Commitments**" means the capital commitments referred to in Schedule 1 hereto or as approved by Petrowest after the date hereof;

(d) "**Approved Capital Dispositions**" means the capital dispositions referred to in Schedule 1 hereto or as approved by Petrowest after the date hereof;

(e) "**Auditors**" means PricewaterhouseCoopers LLP, Chartered Accountants of Calgary, Alberta;

(f) "**Books and Records**" means all books and records of the Corporation, including financial, corporate, operation and sales books, records, books of account, sales and purchase records, lists of suppliers and customers, formulae, business reports, plans and projections and all other documents, files, records, correspondence, and

other data and information, financial or otherwise, including without limitation, all data and information stored on computer-related media;

(g) "**business day**" means a day, other than a Saturday, Sunday or statutory holiday, when banks are generally open for the transaction of banking business in the City of Calgary;

(h) "**Canadian Tax Act**" means the *Income Tax Act*, R.S.C. 1985, c. 1 (5th Supplement) as amended and the *Income Tax Regulations*;

(i) "**Claim**" means any claim, demand, lawsuit, proceeding, arbitration or governmental investigation;

(j) "**Closing**" means the closing of the transactions contemplated herein;

(k) "**Closing Date**" means May 1, 2007, or such other date as may be agreed upon by the Parties;

(l) "**Closing Time**" means 9:00 a.m. (Calgary time) on the Closing Date, or such other time as may be agreed upon by the Parties;

(m) "**Corporation Assets**" means the assets, properties and rights of whatsoever nature or kind of the Corporation whether owned or leased, including, without limitation, all assets listed in the historical books and records of the Corporation and the assets listed in Schedule 2 and 3 hereto; for further clarification Schedule 2 shall include each material asset owned outright by the Corporation and Schedule 3 shall include each material asset leased by the Corporation;

(n) "**Creditor's Rights**" has the meaning ascribed thereto in Section 3.1(d);

(o) "**Effective Time**" means 12:01 a.m. on January 1, 2007;

(p) "**Employee Plan**" means any employee benefit plan, program or arrangement sponsored, maintained or contributed to by any of the Shareholders or the Corporation for the benefit of employees of the Corporation, including, without limitation, bonus; pension; savings; profit sharing; deferred compensation; supplemental retirement income; stock option; stock purchase; and hospital, medical, dental, disability, automobile, life and accident insurance plans;

(q) "**Encumbrance**" includes, without limitation, any mortgage, pledge, assignment, charge, lien, security interest or other third party interest and any agreement, option, right or privilege (whether by law, contract or otherwise) capable of becoming any of the foregoing;

(r) "**Environmental Approvals**" means all permits, certificates, licences, authorizations, consents, instructions, registrations, directions or approvals issued or required by Governmental Authorities pursuant to Environmental Laws with

respect to the operation of each company in the Corporation's businesses or related to the Corporation Assets;

(s) **"Environmental Laws"** means all Laws relating in full or in part to the protection of the Environment, product liability, and employee and public health and safety, and includes, without limitation, those Environmental Laws relating to the storage, generation, use, handling, manufacture, processing, labelling, advertising, sale, display, transportation, treatment, Release and disposal of Hazardous Substances;

(t) **"Financial Statements"** means the audited financial statements of the Corporation for the fiscal year ended May 31, 2006 and the unaudited financial statements of the Corporation for the seven month period ended December 31, 2006;

(u) **"GAAP"** has the meaning ascribed thereto in section 1.5;

(v) **"Governmental Authorities"** means any government, regulatory authority, governmental department, agency, commission, board, tribunal, crown corporation, or court or other law, rule or regulation-making entity having or purporting to have jurisdiction on behalf of any nation, or province or state or other subdivision thereof or any municipality, district or other subdivision thereof;

(w) **"Hazardous Substance"** means any pollutant, contaminant, waste of any nature, hazardous substance, hazardous material, toxic substance, dangerous substance or dangerous good as defined, judicially interpreted or identified in any Environmental Law;

(x) **"including"** means "including, without limiting the generality of the foregoing";

(y) **"Laws"** means all applicable laws, by-laws, rules, regulations, orders, ordinances, protocols, codes, guidelines, policies, notices, directions and judgments or other requirements of any Governmental Authority and includes, without limitation all Environmental Laws;.

(z) **"Leaseback Equipment"** means the equipment described in Schedule 4;

(aa) **"Leaseback Real Property"** means the real property described in Schedule 5;

(bb) **"Letter of Intent"** means the letter agreement between the Shareholders, Petrowest and the Corporation;

(cc) **"Liabilities"** means all of the liabilities (including, without limitation, whether reduced to judgement, liquidated, unliquidated, fixed, contingent, matured, unmatured, disputed, undisputed, legal, equitable, secured, unsecured, present or future and includes, without limitation, all liabilities determined in accordance with GAAP in Canada) of, against or with respect to the Corporation;

(dd) **"Long Term Debt"**, as at any time, shall be as determined in accordance with GAAP applied on a consistent basis (including the current portion thereof) and, for greater certainty, includes obligations under capital leases other than Leaseback Equipment and Leaseback Real Property, and excludes Shareholder Loans and future income taxes payable;

(ee) **"Losses"** means, in respect of a person and in relation to a matter, all losses, costs and damages (including all penalties and fines) which such person suffers, sustains, pays or incurs in connection with such matter and includes Taxes (other than refundable Taxes), reasonable costs of legal counsel (on a full indemnity basis) and other consultants and reasonable costs of investigating and defending Claims arising from such matter, but shall not include loss of profits, economic loss or other consequential damages suffered by such person;

(ff) **"Material Contracts"** means all contracts and other written agreements to which the Corporation is a party or by which it is bound or the Corporation Assets are subject, the performance of which will involve consideration in excess of 1% of the purchase price per year or 2.5% of the purchase price in the aggregate;

(gg) **"misrepresentation"** includes any untrue statement of a material fact, any omission to state a material fact that is required to be made and any omission to state a material fact that is necessary to be made in order for a statement not to be misleading;

(hh) **"Obligations"** means all liabilities and obligations, whether under common law, in equity, under Laws, under contract or otherwise, whether tortious, contractual, statutory or otherwise, whether absolute or contingent and whether based on fault, strict liability or otherwise;

(ii) **"Ordinary Course of Business"** means the ordinary course of business consistent with prior custom and practice (including with respect to quantity and frequency);

(jj) **"Parties"** means the parties to this Agreement and their respective permitted assigns;

(kk) **"Permitted Encumbrances"** means the Encumbrances listed in Schedule 6 hereto;

(ll) **"person"** includes an individual, partnership, firm, trust, body corporate, government, governmental body, agency or instrumentality, unincorporated body of persons or association;

(mm) **"Petrowest's Counsel"** means Bennett Jones LLP or such other legal counsel as may be designated by **Petrowest** and satisfactory to the Shareholders, acting reasonably;

(nn) **"prepaid expenses"** means all expenses paid in cash and recorded as an asset in the Financial Statements;

(oo) **"Prime Rate"** means the rate of interest, expressed as a rate per annum, announced from time to time by the Canadian Imperial Bank of Commerce as its reference rate used for Canadian dollar commercial loans made in Canada and referred to by it as its "prime rate";

(pp) **"Real Property"** means all lands owned, directly or indirectly, by the Corporation and all plants, buildings, structures, erections, improvements, appurtenances and fixtures situate on or forming part of such lands including, without limitation, all lands listed in Schedule 7 hereto;

(qq) **"Real Property Leases"** means leases and subleases of real property including, without limitation, all leases and subleases listed in Schedule 8 hereto;

(rr) **"Redundant Assets"** means the assets described in Schedule 9 hereto;

(ss) **"Release"** has the meaning prescribed in any Environmental Law and includes, without limitation, any release, spill, leak, pumping, pouring, emission, emptying, discharge, injection, escape, leaching, disposal, dumping, deposit, spraying, burial, abandonment, incineration, seepage, or placement;

(tt) **"Required Approvals"** means the consents, approvals and authorizations referred to in Schedule 10 hereto;

(uu) **"Shareholder Loans"** means the loans or bonuses (net of any required withholdings) owing by the Corporation due to Shareholders, affiliates of these Shareholders or employees of the Corporation including, without limitation, all loans owing to any affiliate, subsidiary, employee or related party, described in Schedule 11 hereto;

(vv) **"Shareholders' Counsel"** means Carter Lock & Horrigan, Barristers and Solicitors or such other legal counsel as may be designated by the Shareholders;

(ww) **"Shares"** means all of the issued and outstanding shares of the Corporation;

(xx) **"Subsidiary"** means, with respect to a specified body corporate, any body corporate of which more than 50% of the outstanding shares ordinarily entitled to elect a majority of the board of directors thereof (whether or not shares of any other class or classes shall or might be entitled to vote upon the happening of any event or contingency) are at the time owned directly or indirectly by such specified body corporate and shall include any body corporate in like relation to a Subsidiary;

(yy) **"Tax Records"** means all Tax Returns, books and records and correspondence related to tax matters relevant for the determination of compliance with tax laws and exposure to tax liabilities of whatever nature;

(zz) **"Tax Returns"** includes all returns, reports, declarations, elections, filings, information returns and statements required to be filed in respect of Taxes;

(aaa) **"Tax"** or **"Taxes"** means all taxes, duties, fees, premiums, assessments, levies and other charges of any kind whatsoever imposed by any taxing or other Governmental Authority, together with all interest and penalties in respect thereof;

(bbb) **"Unanimous Shareholders Agreement"** means the agreement, if any, referred to as such in Schedule 21 hereto;

(ccc) **"Units"** means trust units of the Trust;

(ddd) **"Working Capital"**, as at any time, means the following amount (which may be a negative amount):

(a) the sum of the amount of the Corporation's current assets (including receivables, prepaid expenses, inventory and accounts receivable holdbacks) as at such time; minus

(b) the sum of the amount of the Corporation's current liabilities (excluding (A) the current portion of Long Term Debt and (B) future income taxes) as at such time, and for greater certainty, current liabilities shall not include leases in respect of Leaseback Equipment and Leaseback Real Property,

determined in accordance with GAAP applied on a consistent basis; and

(eee) **"VWAP"** means the volume weighted average trading price of the Units, calculated by dividing the total value by the total volume of Units traded for the relevant period.

1.2 Certain Rules of Interpretation

In this Agreement and the Schedules:

(a) **Time** - time is of the essence in the performance of the Parties' respective obligations;

(b) **Currency** - unless otherwise specified, all references to money amounts are to Canadian currency;

(c) **Headings** - the descriptive headings of Articles and Sections are inserted solely for convenience of reference and are not intended as complete or accurate descriptions of the content of such Articles or Sections;

(d) **Singular, etc.** - the use of words in the singular or plural, or with a particular gender, shall not limit the scope or exclude the application of any provision of this

Agreement to such person or persons or circumstances as the context otherwise permits;

(e) **Consent** - whenever a provision of this Agreement requires an approval or consent by a Party to this Agreement and notification of such approval or consent is not delivered within the applicable time limited, then, unless otherwise specified, the Party whose consent or approval is required shall be conclusively deemed to have withheld its approval or consent;

(f) **Calculation of Time** - unless otherwise specified, time periods within or following which any payment is to be made or act is to be done shall be calculated by excluding the day on which the period commences and including the day on which the period ends and by extending the period to the next business day following if the last day of the period is not a business day; and

(g) **Business Day** - whenever any payment is to be made or action to be taken under this Agreement is required to be made or taken on a day other than a business day, such payment shall be made or action taken on the next business day following such day.

1.3 Knowledge

Any reference to the knowledge of the Parties shall mean to the best of the knowledge, information and belief of such Party after making all reasonable enquiries.

1.4 Statute References

A reference in this Agreement to a statute shall be a reference to the statute and the regulations made pursuant thereto, as amended or superseded from time to time, either before or after the date hereof, unless otherwise stated or the context otherwise requires.

1.5 Accounting Principles

All reference to "GAAP" means to principles recommended, from time to time, in the Handbook of the Canadian Institute of Chartered Accountants and all accounting terms not otherwise defined in this Agreement have the meanings assigned to them in accordance with Canadian generally accepted accounting principles.

1.6 Schedules

The schedules to this Agreement, as listed below, are an integral part of this Agreement:

Schedule	Description
Schedule 1	Approved Capital Commitments and Dispositions
Schedule 2	Corporation Assets – Owned Outright
Schedule 3	Corporation Assets - Leased
Schedule 4	Leaseback Equipment

Schedule 5	Leaseback Real Property
Schedule 6	Permitted Encumbrances
Schedule 7	Real Property
Schedule 8	Real Property Leases
Schedule 9	Redundant Assets
Schedule 10	Required Approvals
Schedule 11	Shareholder Loans
Schedule 12	Shareholders
Schedule 13	Conflicting Instruments
Schedule 14	Insurance
Schedule 15	Share Capital
Schedule 16	Recent Transactions
Schedule 17	Litigation
Schedule 18	Guarantees
Schedule 19	Employment Matters
Schedule 20	Assets Not in Working Condition
Schedule 21	Material Contracts
Schedule 22	Environmental Matters
Schedule 23	Bank Accounts
Schedule 24	Conduct of Business
Schedule 25	Covenant Exceptions
Schedule 26	Form of Consulting/Employment Agreement

1.7 Conflicts

Where any provision of any Schedule to this Agreement conflicts or is at variance with any provision in the body of this Agreement, the latter shall prevail.

ARTICLE 2
PURCHASE AND SALE

2.1 Purchase and Sale

At the Closing Time, the Shareholders hereby jointly and severally agree to sell the Shares and the Shareholder Loans to Petrowest as of the Effective Time in accordance with and subject to the terms and conditions of this Agreement. At the Closing Time, Petrowest hereby agrees to purchase the Shares and the Shareholder Loans from the Shareholders as of the Effective Time in accordance with and subject to the terms and conditions of this Agreement.

2.2 Purchase Price

As consideration for the sale of the Shares and the Shareholder Loans by the Shareholders pursuant hereto, at the Closing Time, Petrowest agrees to deliver and pay to Carter, Lock & Horrigan, Barristers and Solicitors, in trust for the Shareholders, the aggregate amount of $9,964,290 (calculated as $10,000,000 less the Long Term Debt of the Corporation of $35,710). For greater certainty, the foregoing shall represent the maximum purchase price payable by Petrowest.

Sixty percent of the purchase price, being $5,978,574, will be paid to the Shareholders in cash and the remainder, being $3,985,716, will be paid by the issuance of Units to the Shareholder at a price per unit equal to the 5-day VWAP for the 5 trading days before the Closing Date.

The purchase price shall first be allocated to the Shareholder Loans (as adjusted in accordance with Section 4.4(d)), in the amount thereof, and thereafter to the Shares. For greater certainty, any increase in the amount of the Shareholder Loans in accordance with Section 4.4(d) shall not increase the purchase price and shall only affect the allocation of the purchase price among the Shares and the Shareholder Loans. The Shareholders shall provide notice to Petrowest of their allocation of the purchase price among the Shares on or prior to Closing, which, with the consent of Petrowest, such consent not to be unreasonably withheld, shall be the agreed upon allocation.

If the Shareholders are required to indemnify Petrowest in respect of any amount pursuant to Section 4.4, such amount may be set off by Petrowest against the purchase price.

2.3 Transfer and Delivery of the Shares

At the Closing Time with effect as of the Effective Time, the Shareholders shall transfer and deliver to Petrowest share certificates representing the Shares duly endorsed in blank for transfer, or accompanied by irrevocable security transfer powers of attorney duly executed in blank, in either case by the holders of record, and shall take such steps as shall be necessary to cause the Corporation to enter Petrowest or its nominee(s) upon the books of the Corporation as the holder of the respective Shares and to issue share certificates to Petrowest or its nominee(s) representing the Shares. At the Closing Time, effective as of the Effective Time, the Shareholders shall also make the deliveries specified in Section 6.2.

2.4 Tender

Any payment of money may be made by official bank draft drawn upon a Canadian chartered bank or by negotiable cheque payable in Canadian funds and certified by a Canadian chartered bank or trust company or, with the consent of the party entitled to payment, by wire transfer of immediately available funds to the account specified by that party. Any payment of Units may be made by delivery of certificates representing such Units, registered in the name of the payor or such other name as the payor, not less than two business days prior to the payment due date, gives by written notice to Petrowest.

ARTICLE 3
REPRESENTATIONS AND WARRANTIES

3.1 Representations and Warranties of Shareholders

Each of the Shareholders represents and warrants to Petrowest that:

(a) if it is a corporation, it is duly organized, validly existing and in good standing under the laws of the jurisdiction of its incorporation and has the corporate power

to own or lease its property and assets and to carry on its business as now conducted by it;

(b) it has all requisite power and authority to enter into this Agreement and all documents to be delivered pursuant hereto and to perform its obligations hereunder and thereunder;

(c) if it is a corporation, the execution and delivery of this Agreement and all documents to be delivered pursuant hereto, the performance of the terms hereof and thereof and the consummation of the transactions contemplated herein and therein do not and will not result in the breach of or violate any term or provision of the charter, by-laws or governing documents of the Shareholder;

(d) this Agreement has been duly executed and delivered on behalf of the Shareholder and constitutes the legal, valid and binding obligation of the Shareholder, enforceable against the Shareholder in accordance with its terms, subject to the general qualifications that:

(i) enforceability may be limited by bankruptcy, insolvency, moratorium, reorganization or other similar laws of general application affecting creditors' rights generally;

(ii) equitable remedies, including the remedies of specific performance and injunctive relief, are available only in the discretion of the applicable court;

(iii) the equitable or statutory powers of the courts in Canada having jurisdiction to stay proceedings before them and the execution of judgments; and

(iv) rights to indemnity hereunder may be limited under applicable law;

(i), (ii), (iii) and (iv) being, collectively, "**Creditors' Rights**"; and, at the Closing, all documents required hereunder to be executed and delivered by the Shareholder will have been duly authorized, executed and delivered by the Shareholder and will constitute legal, valid and binding obligations of the Shareholder, enforceable in accordance with their terms, subject to Creditors' Rights;

(e) the Shareholder is not required to give any notice to, make any filing with, or obtain any authorization, consent or approval of any Governmental Authority in order to consummate the transactions contemplated by this Agreement and except for notices, filings, authorizations, consents or approvals which (i) if not made or obtained, would not adversely affect the Shareholder's ability to consummate the transactions contemplated by this Agreement on the terms set forth herein, or (ii) which have been previously obtained and are currently in force;

(f) the Shareholder has not incurred any obligation or liability, contingent or otherwise, for brokerage fees, finder's fees, agent's commission or other similar

forms of compensation with respect to the transaction contemplated herein which will be or may become the responsibility of the Corporation, Petrowest or the Trust;

(g) all of the Shares set forth opposite the name of the Shareholder in Schedule 12 will be owned by the Shareholder as the beneficial owner of record, with good and marketable title, and there are no actions, suits, proceedings or claims pending or, to the best of the knowledge of the Shareholder, threatened with respect to or in any manner challenging the ownership or disposition of such securities or the exercise of any rights which are derived or attached thereto;

(h) except pursuant to this Agreement, as at the Closing Time, no person will have any agreement or option or any right or privilege (whether by law, pre-emptive right, contract or otherwise) capable of becoming an agreement, option, right or privilege for the purchase or other acquisition from the Shareholder of any of the Shares set forth opposite the name of the Shareholder in Schedule 12 or any interest therein;

(i) such of the Shareholder Loans as are indicated as being payable to the Shareholder are validly due and payable to the Shareholder without any right of set off or counterclaim;

(j) the Shareholder has not received notice of any Claim and is not aware of any Claim, actual or threatened, which prevents or could reasonably be expected to prevent the consummation of the transactions contemplated by this Agreement; and

(k) the Shareholder is not a non-resident of Canada for the purposes of the Canadian Tax Act.

3.2 Representations and Warranties of Shareholders

Each of the Shareholders jointly and severally represents and warrants to Petrowest that:

Corporation's Status

(a) the Corporation is duly organized, validly existing and in good standing under the laws of the jurisdiction of its incorporation, and has the corporate power to own or lease its property and assets and to carry on its business as now conducted by it;

(b) the Corporation has all requisite power and authority to enter into this Agreement and all documents to be delivered pursuant hereto and to perform its obligations hereunder and thereunder;

(c) this Agreement has been duly executed and delivered on behalf of the Corporation and constitutes a legal, valid and binding obligation of the Corporation, enforceable against the Corporation in accordance with its terms, subject to Creditors' Rights and, at the Closing, all documents required hereunder to be

executed and delivered by the Corporation will have been duly authorized, executed and delivered by the Corporation and will constitute legal, valid and binding obligations of the Corporation, enforceable in accordance with their terms, subject to Creditors' Rights,

(d) the execution and delivery of this Agreement and all documents to be delivered pursuant hereto, the performance of the terms hereof and thereof and the consummation of the transactions contemplated herein and therein do not and will not:

(i) result in the breach of or violate any term or provision of the charter, by-laws or governing documents of the Corporation; or

(ii) except as set forth in Schedule 13 hereto, conflict with, result in a breach of, constitute a default under, or accelerate or permit the acceleration of the performance required by, any material agreement, instrument, licence, permit or authority to which the Corporation is a party or by which it is bound or to which any of its property is subject or result in the creation of any Encumbrance upon any of the Corporation Assets or the Shares or give to others any material interest or right, including any right of purchase, termination, cancellation or acceleration under any such agreement, instrument, license, permit or authority; or

(iii) violate any provision of law or administrative regulation or any judicial or administrative order, award, judgment or decree applicable to the Corporation or the Corporation Assets;

(e) to the best of their knowledge, the Corporation is, in all material respects, in compliance with all Laws;

(f) the Corporation holds all valid licenses, permits and similar rights and privileges, and has made all filings, applications and reports, that are required or necessary under any Laws to operate its business as currently conducted, the failure to hold which, individually or in the aggregate, would have a material adverse effect on the financial condition, results of operations or business of the Corporation and the present uses by the Corporation of its assets do not materially violate the terms of any such licenses, permits, rights or privileges or any such Laws;

(g) the Corporation has not incurred any obligation or liability, contingent or otherwise, for brokerage fees, finder's fees, agent's commission or other similar forms of compensation with respect to the transaction contemplated herein;

(h) all contracts of insurance maintained by the Corporation are listed in Schedule 14 and are in full force and effect and all premiums due and owing in connection with such policies have been paid; there exists no state or event of default under any insurance policy and there has been no notice or advice of withdrawal of any policy or any notice of conditions for continuation of any coverage that has not been complied with; and the Corporation has given notice or has otherwise

presented every material claim known by the Corporation or the Shareholders to be covered by insurance under its insurance policies or contracts in a timely fashion;

(i) the Corporation does not have any Subsidiaries; and the Corporation does not have any agreements of any nature to acquire any Subsidiary, or to acquire or lease any other business operations other than as disclosed in Schedule 1;

(j) as at the Closing Time, the Corporation will not be a party to any agreements of any nature to acquire any securities of any person or to acquire, capitalize or invest in any business;

(k) at the Closing Time, the minute books, stock certificate books and stock transfer ledgers of the Corporation will be true and correct and the minute books will contain the minutes of all meetings, and all resolutions, of the directors and shareholders of the Corporation;

Capitalization

(l) the authorized capital of the Corporation and the issued and outstanding Shares of the Corporation are as set forth in Schedule 15 and all of the Shares set forth as issued are duly and validly issued and are fully paid and non-assessable and are registered as set forth in such Schedule;

(m) no person other than the Shareholders has any agreement or option or any right or privilege (whether by law, pre-emptive right, contract or otherwise) capable of becoming an agreement, option, right or privilege, including, without limitation, any convertible security, warrant or convertible obligation of any nature, for the purchase, subscription, allotment or issuance of any of the unissued shares of the Corporation;

(n) there are no restrictions in either the constating documents or the by-laws of the Corporation, nor in any unanimous shareholders' agreement or voting trust agreement or other similar collateral agreement, which would affect the transferability of Shares from the Shareholders to Petrowest and which will not have been waived prior to Closing;

Financial Status

(o) all of the Books and Records whether of a financial or accounting nature or otherwise have been made available to Petrowest and, have been maintained in accordance with prudent business practices;

(p) the Financial Statements have been prepared in accordance with GAAP applicable in Canada applied on a basis consistent with that of prior periods (except as stated therein) and present fairly the financial position of the Corporation as of the date provided therein and the results of operations and the changes in financial position for the periods then ended. As at the date of the Financial Statements, the

Corporation did not have any debt or liabilities of any kind whatsoever (whether accrued, contingent, absolute or otherwise) required to be included in such Financial Statements, including, without limitation, any Liabilities and any liabilities for Taxes or pursuant to any capital lease, except for debt or liabilities as set forth in such financial statements;

(q) except as set forth in Schedule 16 or as contemplated by this Agreement or Approved Capital Commitments, since the date of the last audited financial year of the Corporation or consented to in writing by Petrowest, the Corporation has:

(i) not incurred, assumed or become subject to any Liability, except in the Ordinary Course of Business;

(ii) not granted, suffered or assumed any Encumbrance on or in respect of any of the Corporation Assets, other than Permitted Encumbrances;

(iii) not amended its charter, by-laws or other governing documents;

(iv) not conducted its business other than in all material respects in the Ordinary Course of Business and, without limitation, has not entered into, assumed or become subject to any contract out of the Ordinary Course of Business or any Material Contract;

(v) not amended or terminated any Material Contract;

(vi) not directly or indirectly, declared or paid any dividends, or declared or made any other distribution of its securities, or directly or indirectly, redeemed, purchased or otherwise acquired any of its shares, or agreed to do so, or reduced its stated capital in any manner or purchased, acquired, cancelled or redeemed, or agreed to purchase, acquire, cancel or redeem, any outstanding shares;

(vii) has not forgiven any debt or otherwise triggered or permitted to be triggered any of the provisions of the Canadian Tax Act respecting debt forgiveness including, for greater certainty, Section 79 or Sections 80 to 80.04 of such act, and has not cancelled or released any debts or claims or waived any right pertaining to the Corporation Assets;

(viii) not entered into or amended any employment or consulting agreements, other than in the Ordinary Course of Business;

(ix) not increased the salaries, benefits or other compensation payable to any of its directors, officers or employees and not paid any bonus or fees, other than regular monthly wages, to any Shareholder or an affiliate of a Shareholder, other than as disclosed in writing to Petrowest;

(x) not made any payment whatsoever to, or entered into any agreement with, any person not dealing at arm's length with the Corporation;

(xi) not entered into or amended any Employee Plan;

(xii) used its reasonable commercial efforts to maintain its business organization and preserve its relationships with suppliers, customers and others having business relations with it;

(xiii) not suffered any material adverse change, financial or otherwise, in business, financial condition, assets, properties, liabilities or operations of the Corporation or any occurrences or circumstances which have resulted or might reasonably be expected to result in a material adverse change thereto;

(xiv) not sold any material amounts of inventory or (other than, after the date hereof and prior to the Closing Date, Approved Capital Dispositions) other assets, nor increased its indebtedness other than in the Ordinary Course of Business;

(xv) maintained the Corporation Assets in a proper and prudent manner in accordance with good Canadian oilfield practices; all tracked equipment and undercarriages must be maintained with no more than 50% wear and all rubber-tired equipment must be maintained with no more than 50% wear, to be confirmed by third party inspection; and

(xvi) not made any change in its accounting principles and practices as theretofore applied including, without limitation, the basis upon which its assets and liabilities are recorded on its books and its earnings, profits and losses are ascertained;

(r) there is no suit, action, litigation, investigation, claim, complaint, grievance or proceeding, including appeals and applications for review, in progress, or, to the knowledge of the Shareholders, pending or threatened against or relating to the Corporation before any Governmental Authority which, if determined adversely to the Corporation, would,

(i) materially and adversely affect the properties, business, future prospects or financial condition of the Corporation,

(ii) enjoin, restrict or prohibit the transfer of all or any part of the Shares as contemplated by this Agreement, or

(iii) prevent the Shareholders or the Corporation from fulfilling all of their obligations set out in this Agreement or arising from this Agreement, and the Shareholders and the Corporation have no knowledge of any existing ground on which any such action, suit, litigation or proceeding might be commenced with any reasonable likelihood of success;

(s) except as set forth in Schedule 17, (i) there are no judgments unsatisfied against the Corporation or any judgment, injunction, order, decree, ruling or charge of

any Governmental Authority to which the Corporation or any of the Corporation Assets is subject, (ii) there are no Claims in existence to which the Corporation is a party or any of the Corporation Assets may be bound or (to the knowledge of the Shareholders and the Corporation) threatened against the Corporation or any of the Corporation Assets and (iii) to the knowledge of the Shareholders and the Corporation, there is no basis upon which a material Claim could reasonably expected to be made against the Corporation;

(t) the Corporation has duly and timely (i) filed with the appropriate Governmental Authority or agency in the manner prescribed by Law all Tax Returns required to be filed by it and such Tax Returns are true, complete and accurate in all material respects; (ii) paid all Taxes (including instalments) due and payable by it and made adequate provision in the Financial Statements and accounts thereof for all Taxes payable for the periods reflected therein for which Tax Returns are not yet required to be filed and will make adequate provision in the books and records of the Corporation (including in the materials provided to the auditors in connection with the determination of the Adjustment Amount) for all Taxes payable in respect of the period then ended on the assumption that the Corporation had a taxation year ending on that date; (iii) withheld and remitted to the appropriate Governmental Authorities all amounts required to be withheld by it in respect of the Tax liability of any other person; and (iv) withheld from any amount paid to or credited by it to or for the account or benefit of any person, including any of its officers and directors and any non-resident person, the amount of all Taxes and other deductions required by any Law to be withheld from any such amount and has duly and timely remitted the same to the appropriate taxing or other governmental authority or agency. Notices of assessment of Canadian federal and provincial income tax liabilities of the Corporation have been issued for all taxation years ending on or prior to date of last completed financial year ended more than six months prior to this Agreement, and the Corporation is current with respect to its filing of returns for goods and services taxes payable pursuant to the *Excise Tax Act* (Canada). There are no claims, actions, suits, audits, proceedings, investigations or other actions pending or, to the knowledge of any of the Shareholders, threatened in respect of Taxes;

(u) all filings made by any of the Shareholders or the Corporation under which the Corporation has received or is entitled to government incentives, have been made in accordance, in all material respects, with all Laws and contain no misrepresentations which could cause any amount previously paid to, or credited to, or previously accrued on the accounts of the Corporation to be recovered or disallowed;

(v) the Corporation is not a party to any current agreement or other arrangement with any taxation authority and there are no waivers or objections extending the statutory period or providing for an extension of time with respect to the assessment or reassessment or payment of Taxes payable by the Corporation or Tax Returns required to be filed by the Corporation;

(w) the Corporation is not engaged in any discussions or negotiations with any taxation authorities in respect of its Taxes;

(x) except for reserves for income taxes accruing in the current fiscal year, the reserves and accrued liabilities disclosed on or reflected in the Financial Statements and the Books and Records are sufficient in all respects to provide for the liabilities in respect of which they have been established;

(y) (except as set forth in Schedule 18, each of which will be discharged without liability to the Corporation on or prior to the Closing Date) the Corporation has not guaranteed, endorsed, assumed or indemnified, contingently or otherwise, the obligations or indebtedness of any other person;

Employees

(z) except as set forth in Schedule 19, the Corporation is not a party to any written employment contract, consulting agreement, collective bargaining agreement or employee association agreement; the Corporation has not conducted and is not now conducting any negotiations with any labour unions or employee associations; the Corporation has complied with all of its obligations in respect of employment insurance programs, Canada Pension Plan payments and Worker's Compensation payments;

(aa) the only employees of the Corporation are listed in Schedule 19;

(bb) all Employee Plans are listed in Schedule 19 and:

(i) the Corporation has paid or provided for all liabilities for wages, vacation pay, salaries, bonuses, pensions and all other amounts payable under the Employee Plans;

(ii) each of the Employee Plans complies with and has been administered in substantial compliance with the terms thereof and Laws; and

(iii) have been, or will by Closing be, terminated with no further Liability of the Corporation or Petrowest, provided that Petrowest has provided for a replacement plan the terms of which are satisfactory to the Shareholders acting reasonably;

(cc) no Affiliate, director, officer or employee of the Corporation (past or present) or any person not dealing at "**arm's length**" (within the meaning of the Canadian Tax Act) with any such person is indebted to the Corporation and (other than the Shareholder Loans) the Corporation is not indebted to any such person. All transactions between the Corporation and any person not dealing at arm's length were undertaken for fair market value consideration;

Assets

(dd) the Corporation is the sole beneficial and (where its interests are registrable) the sole registered owner of all of the Corporation Assets, with good and valid title, free and clear of all Encumbrances other than Permitted Encumbrances. In particular, without limiting the generality of the foregoing, there has been no assignment, subletting or granting of any licence (of occupation or otherwise) of or in respect of any of the Corporation Assets or any granting of any agreement or right capable of becoming an agreement or option for the purchase of any of the Corporation Assets;

(ee) the Corporation has no material assets except as set forth in Schedule 2, the Corporation Assets are in good working order for the prudent pursuit of the Corporation's business except as set forth in Schedule 20 and the Corporation owns or leases all the assets necessary for the conduct of its business as now conducted by it;

(ff) the accounts receivable of the Corporation in all material respects are good and collectible at the aggregate recorded amounts, except to the extent of any reserves provided for such accounts in the Books and Records for the Corporation, and are not subject to any defence, counterclaim or set off;

(gg) the Corporation has made available to Petrowest a correct and complete copy of each Material Contract (as amended to date), all of which are listed in Schedule 21. The Corporation is not in breach of any such Material Contracts in any material respect nor has any circumstance occurred or does any circumstance exist that with the passage of time, notice or both, constitute such a breach, and, to the knowledge of the Shareholders and the Corporation, no third party to any of such Material Contracts is in breach of any such Material Contracts;

(hh) the Corporation has not received any notice alleging its default under any Material Contract, which default has not been rectified as of the date hereof;

(ii) the Corporation is not a party to or bound or affected by any commitment, agreement or document containing any covenant expressly limiting the freedom of the Corporation to compete in any line of business, transfer or move any of its assets or operations or which materially or adversely affects the business practices, operations or conditions of the Corporation or the continued operation of its business after the Closing Date;

(jj) to the knowledge of the Shareholders and the Corporation, the Corporation has not interfered with, infringed upon, misappropriated or otherwise come into conflict with any patent, copyright, trademark, trade secret or other intellectual property rights of any person or received notice of any Claim of any person that they have done so;

(kk) since May 31, 2006 no assets have been transferred by the Corporation to the Shareholders, the managers, officers or employees of the Corporation or any party

not at arm's length to the Corporation or the Shareholders and any transfer by the Corporation of assets to any party has been for consideration equal to the fair market value of such assets;

Environmental

(ll) except as disclosed in Schedule 22,

(i) to the knowledge of the Shareholders, all Environmental Approvals required to be held by the Corporation have been obtained, are listed in Schedule 22, are valid and in full force and effect, have been and are being complied with in all material respects, and there have been and are no proceedings commenced, applications for proceedings made, nor to the knowledge of the Shareholders have there been any proceedings or applications for proceedings threatened to revoke or amend any Environmental Approvals;

(ii) to the knowledge of the Shareholders, any Release by the Corporation of any Hazardous Substance into the Environment complied and complies with all Environmental Laws;

(iii) the Corporation has not entered into an agreement that may require it to pay, reimburse, guarantee, pledge, defer, indemnify or hold harmless any person from or against any liability or cost relating to any Release of Hazardous Substance or environmental condition or arising from any non-compliance with any Environmental Law;

(iv) the Corporation has not been prosecuted for or convicted of any offence under Environmental Laws or found liable in any proceeding to pay any fine or judgment to any person as a result of any Release or threatened Release of any Hazardous Substance into the Environment or the breach of any Environmental Law and there are no proceedings pending or, to the knowledge of the Shareholders and the Corporation, threatened relating to the foregoing and, to the knowledge of the Shareholders and the Corporation, there is no basis for any such proceedings; and

(v) to the knowledge of the Shareholders and the Corporation, there is no above-ground or underground storage tank, urea formaldehyde foam insulation, friable asbestos, polychlorinated biphenyls ("**PCBs**") or radioactive substance in, on or under the property covered by any Real Property Leases;

Real Property

(mm) Schedule 7 sets forth a complete list of all of the Real Property and a legal description for such Real Property. The Corporation is the legal and beneficial owner of the Real Property (as set forth in Schedule 7) in fee simple, with good and marketable title thereto, free and clear of all Encumbrances other than

Permitted Encumbrances. All accounts for work and services performed or materials placed or furnished upon or in respect of the construction and completion of any of the buildings, improvements or other structures constructed on the Real Property have been fully paid and no one is entitled to claim a lien under the *Builders' Lien Act* (Alberta) or other similar legislation for such work performed by or on behalf of the Corporation. There are no matters affecting the right, title and interest of the Corporation in and to the Real Property (as set forth in Schedule 7), which in the aggregate, would materially and adversely affect the ability of the Corporation to carry on its business upon the Real Property (as set forth in Schedule 7);

(nn) the Corporation is not a party to any Real Property Leases other than those listed in Schedule 8. The Corporation is not in breach of any such Real Property Leases in any material respect nor has any circumstance occurred or does any circumstance exist that with the passage of time, notice or both, constitute such a breach, and, to the knowledge of the Shareholders and the Corporation, no third party to any of such Real Property Leases is in breach of any such Real Property Leases;

Miscellaneous

(oo) Schedule 23 sets forth a complete list of every financial institution in which the Corporation maintains any depository or other account or safety deposit box and the names of all persons authorized to draw on or who have access to such accounts or safety deposit box; and

(pp) the information provided by or on behalf of the Shareholders or the Corporation with respect to the Corporation constitutes full, plain and true disclosure of all material facts relating to the Corporation, its business, operations and capital, there are no misrepresentations in any written information provided by or on behalf of the Shareholders or the Corporation to Petrowest and none of the Shareholders or the Corporation has knowingly withheld from Petrowest any information, documents or agreements relevant to the Corporation Assets or the Corporation which might reasonably be expected to be material to a purchaser of the Shares or Corporation Assets.

Conduct of Business

(qq) except as disclosed in Schedule 24, since the Effective Time, the Corporation has not:

(i) incurred, assumed or become subject to any Liabilities, except in the Ordinary Course of Business;

(ii) granted, suffered or assumed any Encumbrance on or in respect of any of the Corporation Assets, other than Permitted Encumbrances;

(iii) amended the Articles of Incorporation, charter, by-laws or other governing documents of the Corporation;

(iv) conducted its business other than in all material respects in the Ordinary Course of Business and in compliance with all applicable laws and, without limitation, has not entered into, assumed or become subject to any contract out of the Ordinary Course of Business or any Material Contract;

(v) amended or terminated any Material Contract;

(vi) directly or indirectly, declared or paid any dividends, or declared or made any other distribution of its securities, or assets or directly or indirectly, redeemed, purchased or otherwise acquired any of its shares, or agreed to do so, or reduced its stated capital in any manner or purchased, acquired, cancel or redeemed, or agreed to purchase, acquire, cancel or redeem, any outstanding shares;

(vii) forgiven any debt or otherwise triggered or permitted to be triggered any of the provisions of the Canadian Tax Act respecting debt forgiveness including, for greater certainty, Section 79 or Sections 80 to 80.04 of such Act, and has not cancelled or released any debts or claims or waived any right pertaining to the Corporation Assets;

(viii) entered into or amended any employment or consulting agreements;

(ix) increased the salaries, benefits or other compensation payable to any of its directors, officers or employees except as disclosed in writing to Petrowest;

(x) made any payment or distribution whatsoever to, or entered into any agreement with, any person not dealing at arm's length with the Corporation;

(xi) entered into or materially amended any Employee Plan;

(xii) suffered any Material Adverse Effect or any occurrences or circumstances which might reasonably be expected to have a Material Adverse Effect;

(xiii) sold any material amounts of inventory or other assets, nor increased its indebtedness other than in the Ordinary Course of Business;

(xiv) made any change in its accounting principles and practices as theretofore applied including, without limitation, the basis upon which its assets and liabilities are recorded on its books and its earnings, profits and losses are ascertained;

(xv) incurred or committed to any capital expenditures, other than the Approved Capital Commitments as set out in Schedule 1;

(xvi) made any cash payment or declared any bonus to the Shareholders, officers, managers, employees or any other party not at arm's length to the Corporation or its Shareholders, and has not paid any amount or transferred any property to reduce Shareholder Loans.

3.3 Representations and Warranties of Petrowest and the Trust

Each of Petrowest and the Trust jointly and severally represents and warrants to each of the Shareholders that:

(a) Petrowest is duly organized and validly existing and in good standing under the law of the jurisdiction of its incorporation and has the corporate power to own or lease its property and assets and to carry on its business as now conducted by it and is duly licensed or qualified to carry on business in each jurisdiction as the nature of its business requires and, at the Closing Date, will have such power and be so licensed or qualified as is required by its business as proposed to be conducted;

(b) the Trust is duly organized and validly existing and in good standing under the law of the jurisdiction of its formation and has the power to own or lease its property and assets and to carry on its business as now conducted by it and is duly licensed or qualified to carry on business in each jurisdiction as the nature of its business requires and, at the Closing Date, will have such power and be so licensed or qualified as is required by its business as proposed to be conducted;

(c) Petrowest has all requisite power and authority to enter into this Agreement and all documents to be delivered pursuant hereto and to perform its obligations hereunder and thereunder;

(d) the Trust has all requisite power and authority to enter into this Agreement and all documents to be delivered pursuant hereto and to perform its obligations hereunder and thereunder;

(e) the execution and delivery of this Agreement and all documents to be delivered pursuant hereto, the performance of the terms hereof and thereof and the consummation of the transactions contemplated herein and therein do not and will not:

(i) result in the breach of or violate any term or provision of the charter, by-laws or governing documents of Petrowest or the declaration of trust of the Trust; or

(ii) conflict with, result in a breach of, constitute a default under, or accelerate or permit the acceleration of the performance required by, any material agreement, instrument, licence, permit or authority to which Petrowest or the Trust is a party or by which it is bound or to which any of its property is subject or result in the creation of any Encumbrance upon any of the assets of Petrowest or the Trust or give to others any material interest or

right, including any right of purchase, termination, cancellation or acceleration under any such agreement, instrument, license, permit or authority; or

(iii) violate any provision of law or administrative regulation or any judicial or administrative order, award, judgment or decree applicable to Petrowest or the Trust;

(f) each of the Trust and Petrowest is, in all material respects, in compliance with all Laws;

(g) this Agreement has been duly executed and delivered by Petrowest and constitutes a legal, valid and binding obligation of Petrowest enforceable in accordance with its terms and all documents to be delivered by Petrowest or the Trust, as the case may be, pursuant hereto will be duly executed and delivered by Petrowest and will constitute legal, valid and binding obligations of Petrowest and the Trust, respectively, enforceable in accordance with their respective terms;

(h) the authorized capital of Petrowest is comprised of an unlimited number of common shares and all of the issued and outstanding common shares are held by the Trust;

(i) as of the date hereof, the authorized capital of the Trust is comprised of an unlimited number of Units of which, 28,285,094 Units (including subordinated units) are issued and outstanding, each fully paid and non-assessable;

(j) the Trust is a mutual fund trust under the Canadian Tax Act;

(k) the Units to be issued pursuant to Section 2.2 will be duly and validly issued and delivered as fully paid and non-assessable trust units of the Trust and, other than the escrow contemplated by section 5.2(d), will not be subject to any escrow or restriction on trading;

(l) there is no suit, action, litigation, investigation, claim, complaint, grievance or proceeding, including appeals and applications for review, in progress, or, to the knowledge of Petrowest, pending or threatened against or relating to Petrowest or the Trust before any court, Governmental Authority, commission, board, bureau, agency or arbitration panel which, if determined adversely to Petrowest, would,

(i) materially and adversely affect the properties, business, future prospects or financial condition of Petrowest or the Trust,

(ii) enjoin, restrict or prohibit the transfer of all or any part of the Shares or the issue of Units as contemplated by this Agreement; or

(iii) prevent Petrowest from fulfilling all of its obligations set out in this Agreement or arising from this Agreement, and Petrowest has no knowledge of any existing ground on which any such action, suit,

litigation or proceeding might be commenced with any reasonable likelihood of success. There is not presently outstanding against Petrowest any judgement, decree, injunction, rule or order of Governmental Authority; and

(m) Petrowest is not a "non Canadian" within the meaning of the *Investment Canada Act*.

3.4 Non-Waiver

No investigations made by or on behalf of Petrowest or the Shareholders at any time shall have the effect of waiving, diminishing the scope or otherwise affecting any representation or warranty made by the Shareholders or Petrowest, as the case may be, in or pursuant to this Agreement. No waiver of any condition or other provisions, in whole or in part, shall constitute as a waiver of any other condition or provision (whether or not similar) nor shall such waiver constitute a continuing waiver unless otherwise expressly provided.

3.5 Nature and Survival

All representations, warranties and covenants contained in this Agreement on the part of each of the Parties shall survive the Closing, the execution and delivery under this Agreement of any share or security transfer instruments or other documents of title to any of the Shares and the payment of the consideration for the Shares.

ARTICLE 4 COVENANTS

4.1 Covenants of the Shareholders and the Corporation

(a) From the date hereof to and until the Closing Date, the Shareholders and the Corporation shall permit Petrowest, Petrowest's Counsel and Petrowest's authorized representatives to have full access to all files, premises, properties, personnel, books, records (including Tax Records), auditors, contracts and documents of or pertaining to the Corporation and any predecessor corporations or entities prior to Closing for purposes of performing due diligence with respect to the Corporation and its assets and affairs. The provisions of the Letter of Intent shall continue to be applicable to any information made available by such parties pursuant to the provisions of this Agreement.

(b) Except as set forth in Schedule 25, the Shareholders and the Corporation covenant and agree that from the Effective Time until the Closing Date:

(i) the Corporation shall conduct their business only in, and not take any action except in, the usual, ordinary and regular course of business and consistent with past practices;

(ii) they shall not, without the prior written consent of Petrowest, which shall not be unreasonably withheld or delayed, directly or indirectly do or permit to occur any of the following:

(A) redeem, purchase or offer to purchase any of its shares or other securities unless otherwise required by the terms of such securities;

(B) reorganize, amalgamate or merge with any other person, corporation, partnership or other business organization whatsoever;

(C) acquire, agree to acquire, dispose of or agree to dispose of any person, corporation, partnership, joint venture or other business organization or division or acquire, agree to acquire, dispose of or agree to dispose of any assets, which, in each case, are individually or in the aggregate material;

(D) relinquish any contractual rights which are individually or in the aggregate material;

(E) other than pursuant to existing employment, termination or compensation arrangements or policies, in the case of officers or directors, take any action with respect to the entering into or modifying of any employment, severance or similar agreements, policies or arrangements or with respect to the grant of any bonuses, salary increases, stock options, profit sharing, retirement allowances, deferred compensation, incentive compensation, severance or termination pay or any other form of compensation or profit sharing or with respect to any increase of benefits payable, or make any loan to, any of its officers or directors;

(F) other than pursuant to existing employment, termination or compensation arrangements or policies, in the case of its employees who are not officers or directors, take any action with respect to the entering into or modifying of any employment, severance, collective bargaining or similar agreements, policies or arrangements or with respect to the grant of any bonuses, salary increases, stock options, profit sharing, retirement allowances, deferred compensation, incentive compensation, severance or termination pay or any other form of compensation or profit sharing or with respect to any increase of benefits payable, or make any loan to, any of its employees;

(G) incur or commit to capital or operating expenditures individually exceeding $5,000 or exceeding $100,000 in the aggregate;

(iii) provide Petrowest with access to its premises and employees to facilitate the integration of operations and accounting systems at the Closing Time;

(iv) cooperate with Petrowest in structuring the acquisition of the Corporation in a tax efficient manner;

(c) the Corporation shall:

(i) use its reasonable commercial efforts to preserve intact its business, assets and goodwill, to keep available the services of its officers and employees as a group and to maintain satisfactory relationships with suppliers, agents, distributors, customers and others having business relationships with it;

(ii) not take any action that would interfere with or be inconsistent with the completion of the transactions contemplated hereby or that would render, or that reasonably may be expected to render, any representation or warranty made by it in this Agreement untrue in any material respect at any time prior to the Closing Time if then made;

(d) Each of the Shareholders and the Corporation who is a party to or bound by the Unanimous Shareholders Agreement hereby agrees and consents to the termination of such agreement immediately prior to the Closing Time and, subject to Closing occurring, hereby irrevocably waives and releases each of the others from and in respect of any and all obligations thereunder, whether due on, prior to or after the date hereof.

(e) Upon any restructuring or reorganization of the Corporation resulting in any person, other than the Shareholders, acquiring any of the Shares, the Shareholders shall cause such person to execute a counterpart signature page to this Agreement.

4.2 Efforts to Satisfy Conditions

Each Party shall use all reasonable commercial efforts and shall proceed diligently, honestly and in good faith to cause the conditions set forth in Section 5.1, Section 5.2 and Section 5.3 which are within its reasonable control to be satisfied. Each Party shall provide such information and cooperation to the other Party as it may reasonably request in connection with the satisfaction of such conditions.

4.3 Tax Returns

(a) The Shareholders shall cause the Corporation to prepare and file in a timely manner (at its cost and in consultation with the Shareholders) all Tax Returns required to be filed by the Corporation for any period that ends on or before the Closing Date and for which Tax Returns have not been filed as of the Closing Date. Petrowest shall obtain the consent of Shareholders to any Tax Returns filed in respect of any period ending on or prior to the Closing Date, which consent shall be deemed received unless the Shareholders advises otherwise within 10 business days following receipt of the return and request for consent. The Shareholders and Petrowest shall co-operate fully with each other and none of the Parties will unreasonably withhold its consent to a request made by any other Party with respect to such Tax Returns. Such Tax Returns will be prepared in

accordance with reasonable business practices and the Corporation's past practices. The Parties agree that an election shall be made by the Corporation in its Tax Return filed for its taxation year ending immediately before the acquisition of control by Petrowest not to have subsection 256(9) of the Canadian Tax Act apply, with the result that the taxation year of the Corporation shall end immediately before the Closing Time.

(b) No Tax Returns shall be filed by any of the Shareholders between the date hereof and the Closing Date except with the prior written consent of Petrowest, which consent shall not be unreasonably withheld.

4.4 Adjustments, Allocation of Profits

(a) All profits earned by the Corporation after the Effective Time shall remain in the Corporation for the benefit of Petrowest and will increase the Working Capital or decrease the indebtedness of the Corporation and increase the retained earnings of the Corporation.

(b) In the event the retained earnings on the Closing Date (adjusted for the net after tax bonus payable in accordance with Section 4.4(d)) are less than the retained earnings on the Effective Time, as determined by the Auditors, the Shareholders shall indemnify Petrowest for the difference in accordance with Article 7.

(c) In the event the Working Capital on the Closing Date (adjusted for the net after tax bonus payable in accordance with Section 4.4(d), where applicable) is less than the amount provided for in the Financial Statements, as at May 31, 2006, as determined by the Auditors, the Shareholders shall indemnify Petrowest for the difference in accordance with Article 7; provided that Petrowest shall not seek any indemnity pursuant to this Section 4.4(c) in respect of reductions in Working Capital resulting from capital expenditures by the Corporation in the amount of $442,835 from June 1, 2006 to the Closing Date.

(d) Petrowest and the Shareholders agree that bonuses, consistent with the Corporation's past practice, will be declared by the Corporation payable to Ray Wardill and Patrick Garrett effective at or before December 31, 2006 in an amount, in aggregate, equal to the taxable profit of the Corporation for the period ended at December 31, 2006 as determined in accordance with GAAP (consistent with historical accounting policies of the Corporations and claiming the maximum capital cost allowance deductions), which bonus, net of any applicable withholdings, shall be paid to Ray Wardhill and Patrick Garrett before June 28, 2007. The Shareholders will provide the allocation of such bonus payment.

(e) Long Term Debt at the Closing Time shall not exceed $35,710. In the event Long Term Debt exceeds such amount, the Shareholders shall indemnify Petrowest for the difference in accordance with Article 7.

(f) In the event that the Closing occurs after April 30, 2007, Petrowest agrees to pay the Shareholders an amount equal to the cash distribution payable for the month of April on the number of Units delivered to the Shareholders hereunder.

(g) All Encumbrances, other than Permitted Encumbrances, must be extinguished and discharged no later than the Closing Time or the Shareholders shall deliver to Petrowest at the Closing Time a payout statement and confirmation that the Shareholders' Counsel has a release and discharge in respect of such Encumbrances in trust for release upon payment to the secured party. If any Encumbrances other than Permitted Encumbrances are remaining at the Closing Time, the Shareholders shall indemnify Petrowest for the amount thereof (as well as any prepayment interest and penalties and any other costs associated with the extinguishment and discharge) in accordance with Article 7.

(h) For greater certainty, the Corporation will be amalgamated with Petrowest and all assets of the Corporation at the Closing Time will become the property of Petrowest, whether or not listed on Schedule 2 or 3.

4.5 Restrictive Covenant

Petrowest and the Shareholders agree that $1.00 of the purchase price shall be allocated to the restrictive covenant in the agreements referred to in Section 5.1(c), which allocation shall be adjusted to the amount determined by the Auditors following completion of the audit of the purchase price. Petrowest and the Shareholders agree to jointly file the election required pursuant to Section 56.4(3)(c) of the Canadian Tax Act, within the time required by such act, for the adjusted amount as determined by the Auditors.

ARTICLE 5
CONDITIONS TO CLOSING

5.1 Mutual Conditions

The obligations of Petrowest, the Shareholders and the Corporation pursuant hereto are subject to the following conditions being satisfied in all respects at or prior to the Closing Time, or such earlier time as is specified below:

(a) there shall not be any suit, action or other proceeding that shall, at Closing, be pending against any of the Parties before any Governmental Authority and no law, regulation or policy shall have been proposed, enacted or applied: (i) making illegal or seeking to restrain, prohibit or obtain damages or other relief in connection with the consummation of the transactions contemplated by this Agreement; (ii) prohibiting or materially limiting the ownership or operation by Petrowest of a material portion of the business or assets thereof or requiring Petrowest to dispose of or hold separately any such portion of any Shares or Corporation Assets, as applicable; or (iii) making the consummation of the transactions contemplated by this Agreement materially more costly to Petrowest or materially reducing the value of the Shares;

(b) all Required Approvals shall have been obtained on terms acceptable to the Shareholders and Petrowest, acting reasonably, at or prior to the Closing Time; and

(c) Petrowest and each of the persons listed in Schedule 26 hereto shall have executed and delivered a consulting or employment agreement in the form set forth in such Schedule.

5.2 Conditions for the Benefit of Petrowest

The obligations of Petrowest to buy the Shares and Shareholder Loans from the Shareholders pursuant hereto are subject to the following conditions (which are for the exclusive benefit of Petrowest) being satisfied in all respects at or prior to the Closing Time, or such earlier time as is specified below:

(a) the representations and warranties of the Shareholders in this Agreement shall be true and correct in all material respects at the Closing Time with the same force and effect as if made at and as of such time;

(b) the Shareholders and the Corporation shall have performed or complied in all material respects with all of the terms, covenants and conditions of this Agreement to be performed or complied with by the Shareholders and the Corporation at or prior to the Closing Time pursuant hereto;

(c) [Intentionally Deleted];

(d) at Closing, the Shareholders shall have delivered all items which they are required to deliver pursuant to Section 6.2 and shall have duly executed and delivered an agreement to escrow the Units to be issued pursuant to Section 2.2 for release as to 25% on the first anniversary of the Closing Date and the remainder on the second anniversary of the Closing Date;

(e) the Shareholders shall have delivered opinions of the Shareholders' Counsel as to the matters in Section 3.1(a), (b), (c) and (d) and Section 3.2(a), (b), (c) and (d)(i), in form and substance satisfactory to Petrowest, acting reasonably;

(f) each of the Shareholders shall have delivered, on the Closing Date, a certificate of such Shareholder dated the Closing Date, addressed to Petrowest and signed by the Shareholder or, in the case of a Shareholder that is a corporation, signed on the Shareholder's behalf by its President or such other officer or director satisfactory to Petrowest, acting reasonably, certifying that to the knowledge of the Shareholders the representations and warranties of the Shareholder set forth in this Agreement are true and correct at the Closing Time, as if made at such time and the Shareholder has not breached, or failed to comply with, in any material respect, any of its covenants or other obligations under this Agreement;

(g) Petrowest shall have obtained all applicable governmental, regulatory and contractual approvals to complete the transactions contemplated by this Agreement; and

(h) at Closing, the Redundant Assets shall be transferred by the Corporation to Ray Wardill and Patrick Garrett, Ray Wardill and Patrick Garrett shall pay to the Corporation therefor either cash consideration or a corresponding reduction in the purchase price payable by Petrowest all as set out in Schedule 9.

5.3 Conditions for the Benefit of the Shareholders

The Shareholders' obligations to Petrowest pursuant hereto are subject to the following conditions (which are for the exclusive benefit of the Shareholders) being satisfied in all respects at or prior to the Closing Time or such earlier time as is specified below:

(a) the representations and warranties of Petrowest in this Agreement shall be true and correct in all material respects at the Closing Time with the same force and effect as if made at and as of such time;

(b) Petrowest shall have performed or complied in all material respects with all of the terms, covenants and conditions of this Agreement to be performed or complied with by Petrowest at or prior to the Closing Time pursuant hereto;

(c) at Closing, Petrowest shall have delivered all items they are required to deliver pursuant to Section 6.3;

(d) Petrowest shall have delivered, on the Closing Date, a certificate of Petrowest dated the Closing Date, addressed to the Shareholders and signed on Petrowest's behalf by its President or such other officer or director satisfactory to the Shareholders, acting reasonably, certifying that the representations and warranties of Petrowest set forth in this Agreement are true and correct at the Closing Time, as if made at such time and Petrowest has not breached, or failed to comply with, in any material respect, any of its covenants or other obligations under this Agreement; and

(e) Petrowest shall have delivered an opinion of Petrowest's Counsel as to the matters set forth in Section 3.3(a), (b), (c), (d), (e)(i), (e)(iii), (g), (i), (j), (k) and (m) in form and substance satisfactory to the Shareholders, acting reasonably.

ARTICLE 6
CLOSING

6.1 Closing

The Closing shall take place at the Closing Time at the offices of Petrowest located at Suite 204, 10605 Westside Drive, Grande Prairie, Alberta T8V 8E6, or at such other place as may be agreed upon by the Shareholders and Petrowest.

6.2 Deliveries by the Shareholders at Closing

At Closing, the Shareholders shall deliver to Petrowest:

(a) an updated version of Schedule 12 indicating the beneficial owners of record of all of the Shares;

(b) an updated version of Schedule 15 indicating the authorized capital of the Corporation and the issued and outstanding shares of the Corporation;

(c) the certificates representing the Shares duly endorsed for transfer by the Shareholders and new share certificates issued in the name of Petrowest in respect of the Shares;

(d) certificates of the appropriate government officials, dated the Closing Date, evidencing the existence and good standing of each of the Shareholders, if a corporation and the Corporation in the jurisdiction of its organization;

(e) the minute books, corporate seals and all corporate records of the Corporation;

(f) resignations and releases of all directors and officers of the Corporation and reciprocal releases of such directors and officers by the Corporation, each in form and substance satisfactory to Petrowest;

(g) certified copies of directors' resolutions of the Corporation confirming approval of the transfer of the Shares to Petrowest in accordance with the terms and conditions of this Agreement;

(h) such other documents and instruments as Petrowest's Counsel may reasonably require; and

(i) transfers in respect of Shareholders' Loans.

6.3 Deliveries by Petrowest at Closing

At Closing, Petrowest shall pay the purchase price to Carter, Lock & Horrigan, Barristers and Solicitors, in trust for the Shareholders, including delivering certificates to the Shareholders representing the Units issuable to the Shareholders pursuant to Section 2.2.

6.4 Closing Escrow

The items tabled at Closing pursuant to Section 6.2 and Section 6.3 shall be held in escrow until all of such items have been tabled and then shall remain in escrow until the Closing Time. At the Closing Time, provided all conditions in Article 5 have been satisfied or waived, such escrow shall be terminated and the items described in Section 6.2 shall be delivered to Petrowest and the items described in Section 6.3 shall be delivered to the Shareholders and the Closing shall have occurred. If such escrow is not released on or before 4:00 p.m. (Calgary Time) on May 30, 2007 and the Parties do not agree to an extension of the escrow, the Closing

shall be deemed not to have occurred and the documents and certificates tabled by a Party pursuant to this Article 6 shall be returned to that Party.

ARTICLE 7
INDEMNITIES

7.1 Shareholders Indemnity

After Closing but subject to Section 7.4, each of the Shareholders jointly and severally agrees to indemnify and save harmless each of Petrowest, the Trust and their Affiliates from and against all Losses and Obligations which they suffer, sustain, pay or incur, directly or indirectly:

(i) as a consequence of or in connection with a breach of a representation or warranty made by any of the Shareholders or the Corporation in this Agreement or a breach by any of the Shareholders or the Corporation of any of the covenants made by any thereof in this Agreement; or

(ii) as a consequence of or in connection with any environmental matter relating to the Corporation or the Corporations Assets prior to the Closing Time;

except any such Losses and Obligations as have been caused by or result from the gross negligence or wilful misconduct of any such indemnified person. The Parties agree that for the purposes of Section 7.1(i), in the case of any breach of representation or warranty of any of the Shareholders, the measure of Losses and Obligations in respect thereof will be, dollar for dollar, the difference in what would have been the position (financial and otherwise) of the Corporation had such representation been true or the warranty not breached and the actual position (financial and otherwise) of the Corporation (given such misrepresentation or breach of warranty).

7.2 Petrowest Indemnity

After Closing, Petrowest and the Trust agree to indemnify and save harmless each of the Shareholders and their Affiliates from and against all Losses and Obligations which they suffer, sustain, pay or incur, directly or indirectly, as a consequence of or in connection with:

(i) a breach of a representation or warranty made by Petrowest or the Trust in this Agreement or a breach by Petrowest or the Trust of a covenant made by it in this Agreement; or

(ii) subject to the Shareholders' obligations in respect of the indemnity contained in Section 7.1, any matter or circumstance relating to Corporation Assets or the operation thereof which occurs after the Closing Time or which relates to the Corporation and occurs after the Closing Time;

except any such Losses and Obligations as have been caused by or result from the gross negligence or wilful misconduct of any such indemnified person.

7.3 Tax Indemnity

(a) After Closing, the Shareholders shall be jointly and severally liable to and agree to indemnify and save harmless the Corporation (which in this Section 7.3 includes the Corporation's successors and assigns) in respect of all Losses and Obligations which the Corporation may suffer, sustain, pay or incur as a consequence of or in connection with any breach of any of the representations and warranties in Section 3.2(t) to (x) inclusive.

(b) Any person entitled to indemnification as herein set forth (the "**Indemnified Parties**") shall give prompt written notice to the Shareholders whenever it becomes aware that a Claim has been or may be made for which the Shareholders may be liable pursuant to this Section 7.3 (the "**Tax Indemnity**"). Unless the Shareholders notify the Indemnified Parties that it elects not to have carriage and control of a Claim the Shareholders shall, at their own expense and employing counsel of their own choice, have full carriage and control of the contestation of any such Claim, provided that if the Claim does not relate solely to matters to which the Tax Indemnity may apply, the Indemnified Parties shall, at its own expense and employing counsel of its own choice, have full carriage and control of the contestation of the portion of the Claims relating to matters to which the Tax Indemnity does not relate; and further provided that where the Shareholders have carriage and control of a Claim neither the Indemnified Parties nor the Corporation will agree to any compromise or settlement of such Claim to which the Tax Indemnity may apply without the consent of the Shareholders which will not be unreasonably withheld. Notwithstanding the foregoing, the Shareholders' right to have carriage and control of the contestation of any such Claim shall only apply and continue to apply after payment of the amount of such Claim or the provision of such security as is necessary to avoid a lien being placed on the property of the Corporation in respect of such Claim. Where the Shareholders have carriage and control of a Claim, if the Indemnified Parties do not consent to a settlement of a Claim to which the Tax Indemnity may apply following a request from the Shareholders to do so, the obligation of the Shareholders to indemnify the Indemnified Parties for the Claim shall be limited to the amount that the Shareholders would have been required to pay pursuant hereto in respect of the Claim if the settlement had been accepted and the Shareholders shall forthwith transfer carriage of the contestation of the Claim to the Indemnified Parties or its nominee. The Indemnified Parties, the Corporation and the Shareholders shall cooperate with each other and allow each other reasonable access to documents and records in any defence of any such Claims and shall keep each other reasonably informed of the conduct thereof. If the Shareholders elect not to have carriage and control of the contestation of the Claim, the Indemnified Parties and the Corporation shall be under no obligation to contest, settle or compromise the Claim and such failure to contest, settle or compromise the Claim shall not prejudice its rights pursuant to this Indemnity.

(c) The Parties undertake to inform each other of any audit inquiries with respect to issues to which the Tax Indemnity may apply and to cooperate with each other in

making any representations prior to any assessment to which those indemnities may apply.

(d) The amounts payable in respect of the Tax Indemnity shall constitute and be treated by the parties as an adjustment to the purchase price.

7.4 Limitations on Indemnities

(a) No Claim for performance of an indemnity or in respect of a breach of any covenant, representation or warranty made in this Agreement (other than pursuant to Section 7.3) shall be made or be enforceable, whether by legal proceedings or otherwise, unless written notice of such Claim is given by the party seeking redress to the party or parties from whom redress is sought on or before: (i) in respect of a breach of Section 3.2(kk), the expiry of the statutory period in which a Claim, assessment or reassessment may be brought or effected against the Corporation in respect thereof; (ii) in respect of a breach of any of Section 3.2(t) to (x), the expiry of ninety days after the relevant Governmental Authorities shall no longer be entitled to assess liability for tax against the Corporation for any particular taxation year ended on or prior to the Closing Date, having regard without limitation, to any waivers given by the Shareholders of the Corporation in respect of any taxation year; and (iii) otherwise, the expiry of eighteen months from the Closing Date;

(b) The maximum cumulative liability of the Shareholders in respect of indemnities and breaches of the representations, warranties and covenants made by the Shareholders in this Agreement (other than pursuant to Section 7.3) shall not exceed the purchase price;

(c) Except as otherwise set out herein, the parties' sole remedy for a misrepresentation or breach of a warranty or other agreement contained in this Agreement is limited to the indemnities contained in Article 7 and is limited by the provisions of this Section 7.4;

(d) Notwithstanding anything to the contrary set forth in this Agreement, the Shareholder shall have no liability to Petrowest for any specific matter or claim for which Petrowest has received an adjustment to the purchase price to the extent of such adjustment;

(e) Petrowest shall not be entitled to make a Claim against the Shareholders for indemnity pursuant to this Agreement unless and until the aggregate amount of all Losses and Obligations with respect to all Claims asserted by Petrowest under this Agreement (other than pursuant to Section 7.3) exceeds 1% of the purchase price. Once such minimum threshold in Losses and Obligations has been sustained by Petrowest, the entirety of all Losses and Obligations sustained by Petrowest shall be compensable under this Section 7.4, subject to the other provisions of this Section. Claims pursuant to Section 7.3 shall not be included in claims for the purposes of this Section 7.4(e);

(f) Petrowest's Losses hereunder shall be deemed reduced by the amount of any insurance proceeds and any tax benefits received by Petrowest with respect to such Losses; and

(g) Petrowest shall not be entitled to indemnity under both Section 7.3 and Section 7.1 for the same Loss.

7.5 Indemnification Procedure

(a) For purposes of this Section 7.5, the term "**Indemnifying Party**" when used in connection with a Claim shall mean the Person having an obligation to indemnify the other Party with respect to such Claim pursuant to this Agreement (other than under Section 7.3), and the term "**Indemnified Party**" when used in connection with a particular Claim shall mean the Person having the right to be indemnified with respect to such Claim by the other Party pursuant to this Agreement (other than under Section 7.3)

(b) To make claim for indemnification, an Indemnified Party shall notify the Indemnifying Party of its claim under this Section 7.5, including the specific details of and specific basis under this Agreement for its claim (the "**Claim Notice**"). In the event that the claim for indemnification is based upon a claim by a third party against the Indemnified Party (a "**Third Party Claim**"), the Indemnified Party shall provide its Claim Notice promptly after the Indemnified Party has actual knowledge of the Third Party Claim and shall enclose a copy of all papers (if any) served with respect to the Third Party Claim; provided that the failure of any Indemnified Party to give notice of a Third Party Claim as provided in this Section 7.5 shall not relieve the Indemnifying Party of its obligations under this Agreement except to the extent such failure results in insufficient time being available to permit the Indemnifying Party to effectively defend against the Third Party Claim or otherwise materially prejudices the Indemnifying Party's ability to defend against the Third Party Claim. In the event that the claim for indemnification is based upon an inaccuracy or breach of a representation, warranty, covenant or agreement, the Claim Notice shall specify the representation, warranty, covenant or agreement which was inaccurate or breached.

(c) In the case of a claim for indemnification based upon a Third Party Claim, the Indemnifying Party shall have 30 days from its receipt of the Claim Notice to notify the Indemnified Party whether it admits or denies its liability to defend the Indemnified Party against such Third Party Claim at the sole cost and expense of the Indemnifying Party. The Indemnified Party is authorized, prior to and during such 30-day period, to file any motion, answer or other pleading that it shall deem necessary or appropriate to protect its interests or those of the Indemnifying Party and that is not prejudicial to the Indemnifying Party.

(d) If the Indemnifying Party admits its liability, it shall have the right and obligation to diligently defend, at its sole cost and expense, the Third Party Claim. The

Indemnifying Party shall have full control of such defense and proceedings, including any compromise or settlement thereof. If requested by the Indemnifying Party, the Indemnified Party agrees to cooperate, at the cost and expense of the Indemnifying Party, in contesting any Third Party Claim which the Indemnifying Party elects to contest. The Indemnified Party may participate in, but not control, any defense or settlement of any Third Party Claim controlled by the Indemnifying Party pursuant to this Section 7.5(d). An Indemnifying Party shall not, without the written consent of the Indemnified Party, (i) settle any Third Party Claim or consent to the entry of any judgment with respect thereto which does not include an unconditional written release of the Indemnified Party from all liability in respect of such Third Party Claim or (ii) settle any Third Party Claim or consent to the entry of any judgment with respect thereto in any manner that may materially and adversely affect the Indemnified Party (other than as a result of money damages covered by the indemnity).

(e) If the Indemnifying Party does not admit its liability or admits its liability but fails to diligently prosecute or settle the Third Party Claim, then the Indemnified Party shall have the right to defend against the Third Party Claim at the sole cost and expense of the Indemnifying Party, with counsel of the Indemnified Party's choosing, subject to the right of the Indemnifying Party to admit its liability and assume the defense of the Third Party Claim at any time prior to settlement or final determination thereof. If the Indemnifying Party has not yet admitted its liability for a Third Party Claim, the Indemnified Party shall send written notice to the Indemnifying Party of any proposed settlement and the Indemnifying Party shall have the option for 10 days following receipt of such notice to (i) admit in writing its liability for the Third Party Claim and (ii) if liability is so admitted, reject, in its reasonable judgment, the proposed settlement.

(f) In the case of a claim for indemnification not based upon a Third Party Claim, the Indemnifying Party shall have 30 days from its receipt of the Claim Notice to (i) cure the Losses and Obligations complained of; (ii) admit its liability for such Losses or (iii) dispute the claim for such Losses and Obligations. If the Indemnifying Party does not notify the Indemnified Party within such 30-day period that it has cured the Losses and Obligations or that it disputes the claim for such Losses and Obligations, the amount of such Losses and Obligations shall conclusively be deemed a liability of the Indemnifying Party hereunder.

7.6 Materiality

For the purposes of calculating Losses and Obligations in conjunction with any breach of a representation, warranty or covenant pursuant to Sections 7.1, 7.2 or 7.3, any standard or threshold of materiality relating to such breached representation, warranty or covenant shall be ignored.

ARTICLE 8
TERMINATION

8.1 Termination

If this Agreement is terminated prior to the Closing occurring pursuant to Section 5.1, Section 5.2 or Section 5.3, the Parties shall be released from all obligations under this Agreement except the Confidentiality and Non-disclosure Agreement shall remain in full force and effect in accordance with its terms, and each Party shall remain liable for breaches by it of this Agreement occurring prior to such termination. Subject to the foregoing provisions of this Section, following such termination, each Party shall be responsible for the costs and expenses incurred by it in connection with this Agreement and the transactions contemplated hereby.

8.2 Survival

Subject to the limitations and provisions set forth in this Agreement, notwithstanding the occurrence of Closing and the items delivered at Closing pursuant hereto, the representations, warranties, covenants and indemnities contained in this Agreement shall survive the Closing and the delivery of the items delivered at Closing pursuant hereto for the benefit of the Parties in accordance with terms hereof. Notwithstanding any other provision of this Agreement, no limitation in respect of the survival of any provision of this Agreement or the period in respect of which any Claims or other recourse may be made shall apply insofar as the breach of the provision or the matter in respect of which recourse is sought involves fraud on the part of the Party or Parties against whom the provision is sought to be enforced or from whom such recourse is sought. If any document executed at or after Closing, pursuant hereto is inconsistent with the provisions of this Agreement, the provisions of this Agreement shall prevail unless the Parties expressly and explicitly agree to the contrary.

ARTICLE 9
ARBITRATION

9.1 Procedure

Any controversy submitted to arbitration pursuant to this Agreement shall be subject to the following principles:

(a) Upon written demand of a Party, representatives of the Parties shall meet and attempt to appoint a single arbitrator. If such representatives are unable to agree on a single arbitrator within five (5) days of such demand, then upon written demand by any Party, any Shareholder and Petrowest shall, within ten (10) days of such demand, each name an arbitrator and the two arbitrators so named shall promptly thereafter choose a third. If a Party shall fail to name an arbitrator within ten (10) days from such demand, then the arbitrator for that Party shall be appointed by any Justice of the Court of Queen's Bench of Alberta upon application by the other Party. If the two arbitrators shall fail within ten (10) days from their appointment to agree upon and appoint the third arbitrator, then such

third arbitrator shall be appointed by any Justice of the Court of Queen's Bench of Alberta upon request of either Party.

(b) The arbitrator or arbitrators selected to act hereunder shall be qualified by education, experience and training to pass upon the particular question in dispute.

(c) The arbitrator or arbitrators chosen as aforesaid shall proceed immediately to hear and determine the question or questions in dispute. The decision of the single arbitrator shall be made within forty-five (45) days after his or her appointment, subject to any reasonable delay due to unforeseen circumstances. Where there are three arbitrators, the decision of the arbitrators, or a majority of them, shall be made within forty-five (45) days after the appointment of the third arbitrator, subject to any reasonable delay due to unforeseen circumstances. In the event the single arbitrator or the arbitrators, or a majority of them, fail to make a decision within the period herein prescribed, then either Party may elect to have a new single arbitrator or arbitrators chosen in the manner herein prescribed, as if none had previously been selected.

(d) The decision of the single arbitrator or the decision of the arbitrators, or a majority of them, shall be drawn up in writing and signed by the single arbitrator or by the arbitrators, or a majority of them, and shall be final and binding upon the parties hereto.

(e) The liability between the Parties hereto for the payment of the compensation and expenses of the single arbitrator or the arbitrators shall be determined by the arbitrator or arbitrators, as the case may be.

(f) Arbitration pursuant hereto shall be governed in all respects not addressed herein by the provisions of the *Arbitration Act* (Alberta) and regulations thereunder.

ARTICLE 10
NOTICES

10.1 Notices

Any notice, consent, waiver, direction or other communication required or permitted to be given under this Agreement by a party to any other party shall be in writing and shall be delivered by hand delivery, facsimile transmission or (provided that the mailing party does not know and should not reasonably have known of any disruption or anticipated disruption of postal service which might affect delivery of the mail) by registered mail (postage prepaid), addressed to the party to whom the notice is to be given, at its address for service herein. Any notice, consent, waiver, direction or other communication aforesaid shall, if hand delivered or delivered by facsimile transmission, be deemed to have been given and received on the date on which it was hand delivered or delivered by facsimile transmission to the address provided herein (if a business day and, if not, the next succeeding business day) and if sent by registered mail be deemed to have been given and received on the third business day at the point of delivery following the date on which it was so sent.

10.2 Address for Service

The address for service of each of the parties hereto shall be as follows:

if to Petrowest or the Trust:

Petrowest Services Ltd.
Suite 204, 10605 Westside Drive
Grande Prairie, AB
T8V 8E6

Attention: Kenneth Drysdale
Facsimile: (780) 830-0882

with a copy to:

Petrowest Services Ltd.
1020 407 2nd St. SW
Calgary, AB
T2P 2Y3

Attention: John Paul
Facsimile: (403) 237-0880

Bennett Jones LLP
4500, 855 – 2nd Street S.W.
Calgary, AB T2P 4K7

Attention: Brad D. Markel
Facsimile: (403) 265-7219

if to the Shareholders and/or the Corporation:



Attention: Ray Wardill



Attention: Patrick Garrett

with a copy to:

Carter Lock & Horrigan,
Barristers and Solicitors
200-9803 101 Avenue
Grande Prairie, AB
T8V 0X6

Attention: Roy Carter, Q.C.
Facsimile: (403) 538-3853

or such other address as may be designated by notice to the other Parties.

ARTICLE 11
MISCELLANEOUS

11.1 Further Assurances

Each Party shall, from time to time, and at all times hereafter, at the request of another Party, but without further consideration, do all such further acts and execute and deliver all such further documents and instruments as shall be reasonably required in order to fully perform and carry out the terms and intent hereof.

11.2 Time of the Essence

Time shall be of the essence of this Agreement.

11.3 Public Announcements

Until Closing has occurred, no public announcement or press release concerning the sale and purchase of the Shares shall be made by a Party or its Affiliates without the prior written consent and joint approval of the other Party, which consent and approval shall not be unreasonably withheld or delayed; provided that nothing contained herein shall prevent either Party at any time furnishing any information to any governmental agency or regulatory authority (including applicable stock exchanges) or to the public if required by Laws or the rule of a stock exchange.

11.4 Amendments and Waiver

No modification of or amendment to this Agreement shall be valid or binding unless set forth in writing and duly executed by both Parties and no waiver of any breach of any term or provisions of this Agreement shall be effective or binding unless made in writing and signed by the Party purporting to give the same and, unless otherwise provided, shall be limited to the specific breach waived. No failure on the part of any Party in exercising any right or remedy hereunder shall operate as a waiver thereof, nor shall any single or partial exercise of any such right or remedy preclude any other or further exercise thereof or the exercise of any other right or remedy in law or in equity or by statute or otherwise conferred.

11.5 Entire Agreement

This Agreement together with the Confidentiality and Non-disclosure Agreement and the agreements and other documents to be delivered pursuant to this Agreement, constitute the entire agreement between the Parties pertaining to the subject matter of this Agreement and supersede all prior agreements, understandings, negotiations and discussions, whether oral or written, of the Parties, including the Letter of Intent and there are no warranties, representations or other agreements between the Parties in connection with the subject matter of this Agreement except as specifically set forth in this Agreement, and any document delivered pursuant to this Agreement. No supplement, modification or waiver or termination of this Agreement shall be binding unless executed in writing by the Party to be bound thereby.

11.6 Applicable Law

This Agreement shall be construed in accordance with the laws of the Province of Alberta and the laws of Canada applicable therein and shall be treated, in all respects, as an Alberta contract.

11.7 Amendments

This Agreement may only be amended by a written instrument signed by the Parties.

11.8 Severability

If any one or more of the provisions or parts thereof contained in this Agreement should be or become invalid, illegal or unenforceable in any respect in any jurisdiction, the remaining provisions or parts thereof contained herein shall be and shall be conclusively deemed to be, as to such jurisdiction, severable therefrom and:

(a) the validity, legality or enforceability of such remaining provisions or parts thereof shall not in any way be affected or impaired by the severance of the provisions or parts thereof severed; and

(b) the invalidity, illegality or unenforceability of any provision or part thereof contained in this Agreement in any jurisdiction shall not affect or impair such provision or part thereof or any other provisions of this Agreement in any other jurisdiction.

11.9 Execution in Counterpart

This Agreement may be executed in any number of counterparts with the same effect as if all signatories to the counterparts had signed one document, all such counterparts shall together constitute, and be construed as, one instrument and each of such counterparts shall, notwithstanding the date of its execution, be deemed to bear the date first above written. Delivery of counterparts may be effected by facsimile transmission.

11.10 Benefit of the Agreement

This Agreement shall enure to the benefit of and be binding upon the respective heirs, executors, administrators, successors and permitted assigns of the Parties. No person other than the Parties and their successors and permitted assigns shall be entitled to any rights or benefits hereunder.

11.11 Assignment

This Agreement may not be assigned by any Party without the prior consent of the other Parties, provided that: (i) Petrowest may assign its rights and obligations under this agreement to an Affiliate of Petrowest if, contemporaneous therewith, such Affiliate of Petrowest agrees to be bound by all representations, warranties, covenants and indemnities of Petrowest hereunder; and (ii) any Shareholder may assign its rights and obligations under this agreement to a person, wholly-owned by one or more Shareholders, that has, subsequent to the date hereof, become a shareholder of the Corporation if, contemporaneous therewith, such person agrees to be bound by all representations, warranties, covenants and indemnities of such Shareholder. For greater certainty, it is agreed that prior to the Closing Time and as a condition of Closing, the Trust shall execute a joinder agreement satisfactory to the Shareholders, acting reasonably, pursuant to which the Trust shall agree to be bound by all representations, warranties, covenants and indemnities of Petrowest hereunder.

11.12 No Partnership

It is not the intent or purpose of the Agreement to create, and this Agreement shall not be construed as creating, any association, partnership or syndicate.

11.13 Reliance

The Parties acknowledge and agree that they have entered into this Agreement in reliance upon each of the representations, warranties, covenants and agreements herein of the other party hereto.

11.14 Acknowledgment Respecting the Administrator

The parties hereto acknowledge that Petrowest Energy Services General Partner Ltd. is entering into this agreement solely in its capacity as administrator on behalf of the Trust and the obligations of the Trust hereunder shall not be personally binding upon Petrowest Energy Services General Partner Ltd. or any registered or beneficial holder of trust units of the Trust or any beneficiary under a plan of which a holder of trust units acts as a trustee or carrier, and that resort shall not be had to, nor shall recourse be sought from, any of the foregoing or the private property of any of the foregoing in respect of any indebtedness, obligation or liability of the Trust arising hereunder or arising in connection herewith or from the matters to which this agreement relates, if any, including without limitation claims based on negligence or otherwise

tortious behavior, and recourse shall be limited to, and satisfied only out of, the "Trust Assets" as defined in the Deed of Trust of the Trust dated as of July 6, 2006, as amended from time to time

IN WITNESS WHEREOF the parties hereto have executed this Agreement as of the date first above written.

PETROWEST SERVICES LTD.

By: (signed) "*Kenneth N. Drysdale*"
[Name]
[Title]

By: (signed) "*John Paul*"
[Name]
[Title]

PETROWEST ENERGY SERVICES TRUST, by its administrator, **PETROWEST ENERGY SERVICES GENERAL PARTNER LTD.**

By: (signed) "*Kenneth N. Drysdale*"
[Name]
[Title]

By: (signed) "*John Paul*"
[Name]
[Title]

(signed) "*David Dorrans*"
Witness

(signed) "*Ray Wardill*"
RAY WARDILL

(signed) "*David Dorrans*"
Witness

(signed) "*Patrick Garrett*"
PATRICK GARRETT

PAT GARRETT FAMILY TRUST

By: (signed) "*Patrick Garrett*"
Patrick Garrett
Trustee

CUTBANK TRANSPORT LTD.

By: (signed) "*Ray Wardill*"
Ray Wardill
President

CUTBANK TRUCKING LTD.

By: (signed) "*Patrick Garrett*"
Patrick Garrett
President

SHARE PURCHASE AGREEMENT

THIS SHARE PURCHASE AGREEMENT made as of the 1st day of May, 2007

AMONG:

PETROWEST ENERGY SERVICES TRUST, a trust formed under the laws of Alberta pursuant to a deed of trust dated July 6, 2006 (the "**Trust**")

\- and -

PETROWEST SERVICES LTD., a body corporate incorporated under the laws of the Province of Alberta ("**Petrowest**")

\- and -

JIM MOFFATT, an individual resident in the Hamlet of Worsley, in the Province of Alberta

\- and -

LOIS MOFFATT, an individual resident in the Hamlet of Worsley, in the Province of Alberta

\- and -

1312372 ALBERTA LTD., a body corporate incorporated under the laws of the Province of Alberta

(each of the last three mentioned Parties are referred to as the "**Shareholder**" and are collectively referred to as the "**Shareholders**")

\- and -

JIM MOFFATT CONSTRUCTION LTD., a body corporate incorporated under the laws of the Province of Alberta ("**Moffatt**")

\- and -

921639 ALBERTA LTD., a body corporate incorporated under the laws of the Province of Alberta ("**921639**")

(Moffatt and 921639 are collectively referred to as the "**Corporation**")

DMSLegal\058218\00009\2576634v7

WHEREAS:

A. the Shareholders beneficially own all of the issued and outstanding shares of the Corporation (the "**Shares**");

B. Moffatt and 921639 conduct the business carried on by them together and not as a partnership;

C. the Shareholders agree to sell, and Petrowest agrees to buy, the Shares and Shareholder Loans upon the terms and conditions set forth herein;

D. all of the outstanding shares of Petrowest are held, directly or indirectly, by the Trust;

NOW THEREFORE, in consideration of the representations, warranties, covenants and agreements herein and other good and valuable consideration (the receipt and sufficiency of which is hereby acknowledged), the parties hereto covenant and agree as follows:

ARTICLE 1
DEFINITIONS

1.1 Definitions

In this Agreement, unless the context otherwise requires:

(a) "**Affiliate**" of an entity means a person or entity that controls, is controlled by or is under common control with the subject entity. For the purpose of this definition, control means the ability, directly or indirectly, to direct the voting of more than fifty percent (50%) of the voting interests of an entity;

(b) "**Agreement**" means this agreement, including all Schedules to this agreement, as amended or supplemented from time to time, and "hereby", "hereof", "herein", "hereunder", "herewith", "hereto" and similar terms refer to this Agreement and not to any particular provision of this Agreement;

(c) "**Approved Capital Commitments**" means the capital commitments referred to in Schedule 1 hereto or as approved by Petrowest after the date hereof;

(d) "**Approved Capital Dispositions**" means the capital dispositions referred to in Schedule 1 hereto or as approved by Petrowest after the date hereof;

(e) "**Auditors**" means PricewaterhouseCoopers LLP, Chartered Accountants of Calgary, Alberta;

(f) "**Books and Records**" means all books and records of the Corporation, including financial, corporate, operation and sales books, records, books of account, sales and purchase records, lists of suppliers and customers, formulae, business reports, plans and projections and all other documents, files, records, correspondence, and

other data and information, financial or otherwise, including without limitation, all data and information stored on computer-related media;

(g) "**business day**" means a day, other than a Saturday, Sunday or statutory holiday, when banks are generally open for the transaction of banking business in the City of Calgary;

(h) "**Canadian Tax Act**" means the *Income Tax Act*, R.S.C. 1985, c. 1 (5th Supplement) as amended and the *Income Tax Regulations*;

(i) "**Claim**" means any claim, demand, lawsuit, proceeding, arbitration or governmental investigation;

(j) "**Closing**" means the closing of the transactions contemplated herein;

(k) "**Closing Date**" means May 1, 2007, or such other date as may be agreed upon by the Parties;

(l) "**Closing Time**" means 9:00 a.m. (Calgary time) on the Closing Date, or such other time as may be agreed upon by the Parties;

(m) "**Corporation Assets**" means the assets, properties and rights of whatsoever nature or kind of the Corporation whether owned or leased, including, without limitation, all assets listed in the historical books and records of the Corporation and the assets listed in Schedule 2 and 3 hereto; for further clarification Schedule 2 shall include each material asset owned outright by the Corporation and Schedule 3 shall include each material asset leased by the Corporation;

(n) "**Creditor's Rights**" has the meaning ascribed thereto in Section 3.1(d);

(o) "**Effective Time**" means 12:01 a.m. on January 1, 2007;

(p) "**Employee Plan**" means any employee benefit plan, program or arrangement sponsored, maintained or contributed to by any of the Shareholders or the Corporation for the benefit of employees of the Corporation, including, without limitation, bonus; pension; savings; profit sharing; deferred compensation; supplemental retirement income; stock option; stock purchase; and hospital, medical, dental, disability, automobile, life and accident insurance plans;

(q) "**Encumbrance**" includes, without limitation, any mortgage, pledge, assignment, charge, lien, security interest or other third party interest and any agreement, option, right or privilege (whether by law, contract or otherwise) capable of becoming any of the foregoing;

(r) "**Environmental Approvals**" means all permits, certificates, licences, authorizations, consents, instructions, registrations, directions or approvals issued or required by Governmental Authorities pursuant to Environmental Laws with

respect to the operation of each company in the Corporation's businesses or related to the Corporation Assets;

(s) **"Environmental Laws"** means all Laws relating in full or in part to the protection of the Environment, product liability, and employee and public health and safety, and includes, without limitation, those Environmental Laws relating to the storage, generation, use, handling, manufacture, processing, labelling, advertising, sale, display, transportation, treatment, Release and disposal of Hazardous Substances;

(t) **"Financial Statements"** means the audited financial statements of the Corporation for the fiscal year ended July 31, 2006 and the unaudited financial statements of the Corporation for the five month period ended December 31, 2006;

(u) **"GAAP"** has the meaning ascribed thereto in section 1.5;

(v) **"Governmental Authorities"** means any government, regulatory authority, governmental department, agency, commission, board, tribunal, crown corporation, or court or other law, rule or regulation-making entity having or purporting to have jurisdiction on behalf of any nation, or province or state or other subdivision thereof or any municipality, district or other subdivision thereof;

(w) **"Hazardous Substance"** means any pollutant, contaminant, waste of any nature, hazardous substance, hazardous material, toxic substance, dangerous substance or dangerous good as defined, judicially interpreted or identified in any Environmental Law;

(x) **"including"** means "including, without limiting the generality of the foregoing";

(y) **"Laws"** means all applicable laws, by-laws, rules, regulations, orders, ordinances, protocols, codes, guidelines, policies, notices, directions and judgments or other requirements of any Governmental Authority and includes, without limitation all Environmental Laws;.

(z) **"Leaseback Equipment"** means the equipment described in Schedule 4;

(aa) **"Leaseback Real Property"** means the real property described in Schedule 5;

(bb) **"Letter of Intent"** means the letter agreement between the Shareholders, Petrowest and the Corporation;

(cc) **"Liabilities"** means all of the liabilities (including, without limitation, whether reduced to judgement, liquidated, unliquidated, fixed, contingent, matured, unmatured, disputed, undisputed, legal, equitable, secured, unsecured, present or future and includes, without limitation, all liabilities determined in accordance with GAAP in Canada) of, against or with respect to the Corporation;

(dd) "**Long Term Debt**", as at any time, shall be as determined in accordance with GAAP applied on a consistent basis (including the current portion thereof) and, for greater certainty, includes obligations under capital leases other than Leaseback Equipment and Leaseback Real Property, and excludes Shareholder Loans and future income taxes payable;

(ee) "**Losses**" means, in respect of a person and in relation to a matter, all losses, costs and damages (including all penalties and fines) which such person suffers, sustains, pays or incurs in connection with such matter and includes Taxes (other than refundable Taxes), reasonable costs of legal counsel (on a full indemnity basis) and other consultants and reasonable costs of investigating and defending Claims arising from such matter, but shall not include loss of profits, economic loss or other consequential damages suffered by such person;

(ff) "**Material Contracts**" means all contracts and other written agreements to which the Corporation is a party or by which it is bound or the Corporation Assets are subject, the performance of which will involve consideration in excess of 1% of the purchase price per year or 2.5% of the purchase price in the aggregate;

(gg) "**misrepresentation**" includes any untrue statement of a material fact, any omission to state a material fact that is required to be made and any omission to state a material fact that is necessary to be made in order for a statement not to be misleading;

(hh) "**Obligations**" means all liabilities and obligations, whether under common law, in equity, under Laws, under contract or otherwise, whether tortious, contractual, statutory or otherwise, whether absolute or contingent and whether based on fault, strict liability or otherwise;

(ii) "**Ordinary Course of Business**" means the ordinary course of business consistent with prior custom and practice (including with respect to quantity and frequency);

(jj) "**Parties**" means the parties to this Agreement and their respective permitted assigns;

(kk) "**Permitted Encumbrances**" means the Encumbrances listed in Schedule 6 hereto;

(ll) "**person**" includes an individual, partnership, firm, trust, body corporate, government, governmental body, agency or instrumentality, unincorporated body of persons or association;

(mm) "**Petrowest's Counsel**" means Bennett Jones LLP or such other legal counsel as may be designated by **Petrowest** and satisfactory to the Shareholders, acting reasonably;

(nn) "**prepaid expenses**" means all expenses paid in cash and recorded as an asset in the Financial Statements;

(oo) "**Prime Rate**" means the rate of interest, expressed as a rate per annum, announced from time to time by the Canadian Imperial Bank of Commerce as its reference rate used for Canadian dollar commercial loans made in Canada and referred to by it as its "prime rate";

(pp) "**Real Property**" means all lands owned, directly or indirectly, by the Corporation and all plants, buildings, structures, erections, improvements, appurtenances and fixtures situate on or forming part of such lands including, without limitation, all lands listed in Schedule 7 hereto;

(qq) "**Real Property Leases**" means leases and subleases of real property including, without limitation, all leases and subleases listed in Schedule 8 hereto;

(rr) "**Redundant Assets**" means the assets described in Schedule 9 hereto;

(ss) "**Release**" has the meaning prescribed in any Environmental Law and includes, without limitation, any release, spill, leak, pumping, pouring, emission, emptying, discharge, injection, escape, leaching, disposal, dumping, deposit, spraying, burial, abandonment, incineration, seepage, or placement;

(tt) "**Required Approvals**" means the consents, approvals and authorizations referred to in Schedule 10 hereto;

(uu) "**Shareholder Loans**" means the loans or bonuses (net of any required withholdings) owing by the Corporation due to Shareholders, affiliates of these Shareholders or employees of the Corporation including, without limitation, all loans owing to any affiliate, subsidiary, employee or related party, described in Schedule 11 hereto;

(vv) "**Shareholders' Counsel**" means Carter Lock & Horrigan, Barristers and Solicitors, or such other legal counsel as may be designated by the Shareholders;

(ww) "**Shares**" means all of the issued and outstanding shares of the Corporation;

(xx) "**Subsidiary**" means, with respect to a specified body corporate, any body corporate of which more than 50% of the outstanding shares ordinarily entitled to elect a majority of the board of directors thereof (whether or not shares of any other class or classes shall or might be entitled to vote upon the happening of any event or contingency) are at the time owned directly or indirectly by such specified body corporate and shall include any body corporate in like relation to a Subsidiary;

(yy) "**Tax Records**" means all Tax Returns, books and records and correspondence related to tax matters relevant for the determination of compliance with tax laws and exposure to tax liabilities of whatever nature;

(zz) "**Tax Returns**" includes all returns, reports, declarations, elections, filings, information returns and statements required to be filed in respect of Taxes;

(aaa) **"Tax"** or **"Taxes"** means all taxes, duties, fees, premiums, assessments, levies and other charges of any kind whatsoever imposed by any taxing or other Governmental Authority, together with all interest and penalties in respect thereof;

(bbb) **"Unanimous Shareholders Agreement"** means the agreement, if any, referred to as such in Schedule 21 hereto;

(ccc) **"Units"** means trust units of the Trust; and

(ddd) **"Working Capital"**, as at any time, means the following amount (which may be a negative amount):

(a) the sum of the amount of the Corporation's current assets (including receivables, prepaid expenses, inventory and accounts receivable holdbacks) as at such time; minus

(b) the sum of the amount of the Corporation's current liabilities (excluding (A) the current portion of Long Term Debt and (B) future income taxes) as at such time, and for greater certainty, current liabilities shall not include leases in respect of Leaseback Equipment and Leaseback Real Property,

determined in accordance with GAAP applied on a consistent basis.

1.2 Certain Rules of Interpretation

In this Agreement and the Schedules:

(a) **Time** - time is of the essence in the performance of the Parties' respective obligations;

(b) **Currency** - unless otherwise specified, all references to money amounts are to Canadian currency;

(c) **Headings** - the descriptive headings of Articles and Sections are inserted solely for convenience of reference and are not intended as complete or accurate descriptions of the content of such Articles or Sections;

(d) **Singular, etc.** - the use of words in the singular or plural, or with a particular gender, shall not limit the scope or exclude the application of any provision of this Agreement to such person or persons or circumstances as the context otherwise permits;

(e) **Consent** - whenever a provision of this Agreement requires an approval or consent by a Party to this Agreement and notification of such approval or consent is not delivered within the applicable time limited, then, unless otherwise

specified, the Party whose consent or approval is required shall be conclusively deemed to have withheld its approval or consent;

(f) **Calculation of Time** - unless otherwise specified, time periods within or following which any payment is to be made or act is to be done shall be calculated by excluding the day on which the period commences and including the day on which the period ends and by extending the period to the next business day following if the last day of the period is not a business day; and

(g) **Business Day** - whenever any payment is to be made or action to be taken under this Agreement is required to be made or taken on a day other than a business day, such payment shall be made or action taken on the next business day following such day.

1.3 Knowledge

Any reference to the knowledge of the Parties shall mean to the best of the knowledge, information and belief of such Party after making all reasonable enquiries.

1.4 Statute References

A reference in this Agreement to a statute shall be a reference to the statute and the regulations made pursuant thereto, as amended or superseded from time to time, either before or after the date hereof, unless otherwise stated or the context otherwise requires.

1.5 Accounting Principles

All reference to "GAAP" means to principles recommended, from time to time, in the Handbook of the Canadian Institute of Chartered Accountants and all accounting terms not otherwise defined in this Agreement have the meanings assigned to them in accordance with Canadian generally accepted accounting principles.

1.6 Schedules

The schedules to this Agreement, as listed below, are an integral part of this Agreement:

Schedule	Description
Schedule 1	Approved Capital Commitments and Dispositions
Schedule 2	Corporation Assets – Owned Outright
Schedule 3	Corporation Assets - Leased
Schedule 4	Leaseback Equipment
Schedule 5	Leaseback Real Property
Schedule 6	Permitted Encumbrances
Schedule 7	Real Property
Schedule 8	Real Property Leases
Schedule 9	Redundant Assets
Schedule 10	Required Approvals

Schedule 11	Shareholder Loans
Schedule 12	Shareholders
Schedule 13	Conflicting Instruments
Schedule 14	Insurance
Schedule 15	Share Capital
Schedule 16	Recent Transactions
Schedule 17	Litigation
Schedule 18	Guarantees
Schedule 19	Employment Matters
Schedule 20	Assets Not in Working Condition
Schedule 21	Material Contracts
Schedule 22	Environmental Matters
Schedule 23	Bank Accounts
Schedule 24	Conduct of Business
Schedule 25	Covenant Exceptions
Schedule 26	Form of Employment Agreement

1.7 Conflicts

Where any provision of any Schedule to this Agreement conflicts or is at variance with any provision in the body of this Agreement, the latter shall prevail.

ARTICLE 2
PURCHASE AND SALE

2.1 Purchase and Sale

At the Closing Time, the Shareholders hereby jointly and severally agree to sell the Shares and the Shareholder Loans to Petrowest as of the Effective Time in accordance with and subject to the terms and conditions of this Agreement. At the Closing Time, Petrowest hereby agrees to purchase the Shares and the Shareholder Loans from the Shareholders as of the Effective Time in accordance with and subject to the terms and conditions of this Agreement.

2.2 Purchase Price

As consideration for the sale of the Shares and the Shareholder Loans by the Shareholders pursuant hereto, at the Closing Time, Petrowest agrees to deliver and pay to Carter Lock & Horrigan, Barristers and Solicitors, in trust for the Shareholders, $15,299,046 in cash, 1,529,905 Units and assume, payout or retire the Long Term Debt of the Corporation (not to exceed $3,401,908). For greater certainty, the foregoing shall represent the maximum purchase price payable by Petrowest.

The purchase price shall first be allocated to the Shareholder Loans (as adjusted in accordance with Section 4.4(d)), in the amount thereof, and thereafter to the Shares. For greater certainty, any increase in the amount of the Shareholder Loans in accordance with Section 4.4(d) shall not increase the purchase price and shall only affect the allocation of the purchase price among the Shares and the Shareholder Loans. The Shareholders shall provide notice to

Petrowest of their allocation of the purchase price among the Shares on or prior to Closing, which, with the consent of Petrowest, such consent not to be unreasonably withheld, shall be the agreed upon allocation.

If the Shareholders are required to indemnify Petrowest in respect of any amount pursuant to Section 4.4, such amount may be set off by Petrowest against the purchase price.

2.3 Transfer and Delivery of the Shares

At the Closing Time with effect as of the Effective Time, the Shareholders shall transfer and deliver to Petrowest share certificates representing the Shares duly endorsed in blank for transfer, or accompanied by irrevocable security transfer powers of attorney duly executed in blank, in either case by the holders of record, and shall take such steps as shall be necessary to cause the Corporation to enter Petrowest or its nominee(s) upon the books of the Corporation as the holder of the respective Shares and to issue share certificates to Petrowest or its nominee(s) representing the Shares. At the Closing Time, effective as of the Effective Time, the Shareholders shall also make the deliveries specified in Section 6.2.

2.4 Tender

Any payment of money may be made by official bank draft drawn upon a Canadian chartered bank or by negotiable cheque payable in Canadian funds and certified by a Canadian chartered bank or trust company or, with the consent of the party entitled to payment, by wire transfer of immediately available funds to the account specified by that party. Any payment of Units may be made by delivery of certificates representing such Units, registered in the name of the payor or such other name as the payor, not less than two business days prior to the payment due date, gives by written notice to Petrowest.

ARTICLE 3
REPRESENTATIONS AND WARRANTIES

3.1 Representations and Warranties of Shareholders

Each of the Shareholders represents and warrants to Petrowest that:

(a) if it is a corporation, it is duly organized, validly existing and in good standing under the laws of the jurisdiction of its incorporation and has the corporate power to own or lease its property and assets and to carry on its business as now conducted by it;

(b) it has all requisite power and authority to enter into this Agreement and all documents to be delivered pursuant hereto and to perform its obligations hereunder and thereunder;

(c) if it is a corporation, the execution and delivery of this Agreement and all documents to be delivered pursuant hereto, the performance of the terms hereof and thereof and the consummation of the transactions contemplated herein and

therein do not and will not result in the breach of or violate any term or provision of the charter, by-laws or governing documents of the Shareholder;

(d) this Agreement has been duly executed and delivered on behalf of the Shareholder and constitutes the legal, valid and binding obligation of the Shareholder, enforceable against the Shareholder in accordance with its terms, subject to the general qualifications that:

(i) enforceability may be limited by bankruptcy, insolvency, moratorium, reorganization or other similar laws of general application affecting creditors' rights generally;

(ii) equitable remedies, including the remedies of specific performance and injunctive relief, are available only in the discretion of the applicable court;

(iii) the equitable or statutory powers of the courts in Canada having jurisdiction to stay proceedings before them and the execution of judgments; and

(iv) rights to indemnity hereunder may be limited under applicable law;

(i), (ii), (iii) and (iv) being, collectively, "**Creditors' Rights**"; and, at the Closing, all documents required hereunder to be executed and delivered by the Shareholder will have been duly authorized, executed and delivered by the Shareholder and will constitute legal, valid and binding obligations of the Shareholder, enforceable in accordance with their terms, subject to Creditors' Rights;

(e) the Shareholder is not required to give any notice to, make any filing with, or obtain any authorization, consent or approval of any Governmental Authority in order to consummate the transactions contemplated by this Agreement and except for notices, filings, authorizations, consents or approvals which (i) if not made or obtained, would not adversely affect the Shareholder's ability to consummate the transactions contemplated by this Agreement on the terms set forth herein, or (ii) which have been previously obtained and are currently in force;

(f) the Shareholder has not incurred any obligation or liability, contingent or otherwise, for brokerage fees, finder's fees, agent's commission or other similar forms of compensation with respect to the transaction contemplated herein which will be or may become the responsibility of the Corporation, Petrowest or the Trust;

(g) all of the Shares set forth opposite the name of the Shareholder in Schedule 12 will be owned by the Shareholder as the beneficial owner of record, with good and marketable title, and there are no actions, suits, proceedings or claims pending or, to the best of the knowledge of the Shareholder, threatened with respect to or in any manner challenging the ownership or disposition of such securities or the exercise of any rights which are derived or attached thereto;

(h) except pursuant to this Agreement, as at the Closing Time, no person will have any agreement or option or any right or privilege (whether by law, pre-emptive right, contract or otherwise) capable of becoming an agreement, option, right or privilege for the purchase or other acquisition from the Shareholder of any of the Shares set forth opposite the name of the Shareholder in Schedule 12 or any interest therein;

(i) such of the Shareholder Loans as are indicated as being payable to the Shareholder are validly due and payable to the Shareholder without any right of set off or counterclaim;

(j) the Shareholder has not received notice of any Claim and is not aware of any Claim, actual or threatened, which prevents or could reasonably be expected to prevent the consummation of the transactions contemplated by this Agreement; and

(k) the Shareholder is not a non-resident of Canada for the purposes of the Canadian Tax Act.

3.2 Representations and Warranties of Shareholders

Each of the Shareholders jointly and severally represents and warrants to Petrowest that:

Corporation's Status

(a) the Corporation is duly organized, validly existing and in good standing under the laws of the jurisdiction of its incorporation, and has the corporate power to own or lease its property and assets and to carry on its business as now conducted by it;

(b) the Corporation has all requisite power and authority to enter into this Agreement and all documents to be delivered pursuant hereto and to perform its obligations hereunder and thereunder;

(c) this Agreement has been duly executed and delivered on behalf of the Corporation and constitutes a legal, valid and binding obligation of the Corporation, enforceable against the Corporation in accordance with its terms, subject to Creditors' Rights and, at the Closing, all documents required hereunder to be executed and delivered by the Corporation will have been duly authorized, executed and delivered by the Corporation and will constitute legal, valid and binding obligations of the Corporation, enforceable in accordance with their terms, subject to Creditors' Rights,

(d) the execution and delivery of this Agreement and all documents to be delivered pursuant hereto, the performance of the terms hereof and thereof and the consummation of the transactions contemplated herein and therein do not and will not:

(i) result in the breach of or violate any term or provision of the charter, by-laws or governing documents of the Corporation; or

(ii) except as set forth in Schedule 13 hereto, conflict with, result in a breach of, constitute a default under, or accelerate or permit the acceleration of the performance required by, any material agreement, instrument, licence, permit or authority to which the Corporation is a party or by which it is bound or to which any of its property is subject or result in the creation of any Encumbrance upon any of the Corporation Assets or the Shares or give to others any material interest or right, including any right of purchase, termination, cancellation or acceleration under any such agreement, instrument, license, permit or authority; or

(iii) violate any provision of law or administrative regulation or any judicial or administrative order, award, judgment or decree applicable to the Corporation or the Corporation Assets;

(e) to the best of their knowledge, the Corporation is, in all material respects, in compliance with all Laws;

(f) the Corporation holds all valid licenses, permits and similar rights and privileges, and has made all filings, applications and reports, that are required or necessary under any Laws to operate its business as currently conducted, the failure to hold which, individually or in the aggregate, would have a material adverse effect on the financial condition, results of operations or business of the Corporation and the present uses by the Corporation of its assets do not materially violate the terms of any such licenses, permits, rights or privileges or any such Laws;

(g) the Corporation has not incurred any obligation or liability, contingent or otherwise, for brokerage fees, finder's fees, agent's commission or other similar forms of compensation with respect to the transaction contemplated herein;

(h) all contracts of insurance maintained by the Corporation are listed in Schedule 14 and are in full force and effect and all premiums due and owing in connection with such policies have been paid; there exists no state or event of default under any insurance policy and there has been no notice or advice of withdrawal of any policy or any notice of conditions for continuation of any coverage that has not been complied with; and the Corporation has given notice or has otherwise presented every material claim known by the Corporation or the Shareholders to be covered by insurance under its insurance policies or contracts in a timely fashion;

(i) the Corporation does not have any Subsidiaries; and the Corporation does not have any agreements of any nature to acquire any Subsidiary, or to acquire or lease any other business operations other than as disclosed in Schedule 1;

(j) as at the Closing Time, the Corporation will not be a party to any agreements of any nature to acquire any securities of any person or to acquire, capitalize or invest in any business;

(k) at the Closing Time, the minute books, stock certificate books and stock transfer ledgers of the Corporation will be true and correct and the minute books will contain the minutes of all meetings, and all resolutions, of the directors and shareholders of the Corporation;

Capitalization

(l) the authorized capital of the Corporation and the issued and outstanding Shares of the Corporation are as set forth in Schedule 15 and all of the Shares set forth as issued are duly and validly issued and are fully paid and non-assessable and are registered as set forth in such Schedule;

(m) no person other than the Shareholders has any agreement or option or any right or privilege (whether by law, pre-emptive right, contract or otherwise) capable of becoming an agreement, option, right or privilege, including, without limitation, any convertible security, warrant or convertible obligation of any nature, for the purchase, subscription, allotment or issuance of any of the unissued shares of the Corporation;

(n) there are no restrictions in either the constating documents or the by-laws of the Corporation, nor in any unanimous shareholders' agreement or voting trust agreement or other similar collateral agreement, which would affect the transferability of Shares from the Shareholders to Petrowest and which will not have been waived prior to Closing;

Financial Status

(o) all of the Books and Records whether of a financial or accounting nature or otherwise have been made available to Petrowest and, have been maintained in accordance with prudent business practices;

(p) the Financial Statements have been prepared in accordance with GAAP applicable in Canada applied on a basis consistent with that of prior periods (except as stated therein) and present fairly the financial position of the Corporation as of the date provided therein and the results of operations and the changes in financial position for the periods then ended. As at the date of the Financial Statements, the Corporation did not have any debt or liabilities of any kind whatsoever (whether accrued, contingent, absolute or otherwise) required to be included in such Financial Statements, including, without limitation, any Liabilities and any liabilities for Taxes or pursuant to any capital lease, except for debt or liabilities as set forth in such financial statements;

(q) except as set forth in Schedule 16 or as contemplated by this Agreement or Approved Capital Commitments, since the date of the last audited financial year of the Corporation or consented to in writing by Petrowest, the Corporation has:

(i) not incurred, assumed or become subject to any Liability, except in the Ordinary Course of Business;

(ii) not granted, suffered or assumed any Encumbrance on or in respect of any of the Corporation Assets, other than Permitted Encumbrances;

(iii) not amended its charter, by-laws or other governing documents;

(iv) not conducted its business other than in all material respects in the Ordinary Course of Business and, without limitation, has not entered into, assumed or become subject to any contract out of the Ordinary Course of Business or any Material Contract;

(v) not amended or terminated any Material Contract;

(vi) not directly or indirectly, declared or paid any dividends, or declared or made any other distribution of its securities, or directly or indirectly, redeemed, purchased or otherwise acquired any of its shares, or agreed to do so, or reduced its stated capital in any manner or purchased, acquired, cancelled or redeemed, or agreed to purchase, acquire, cancel or redeem, any outstanding shares;

(vii) has not forgiven any debt or otherwise triggered or permitted to be triggered any of the provisions of the Canadian Tax Act respecting debt forgiveness including, for greater certainty, Section 79 or Sections 80 to 80.04 of such act, and has not cancelled or released any debts or claims or waived any right pertaining to the Corporation Assets;

(viii) not entered into or amended any employment or consulting agreements, other than in the Ordinary Course of Business;

(ix) not increased the salaries, benefits or other compensation payable to any of its directors, officers or employees and not paid any bonus or fees, other than regular monthly wages, to any Shareholder or an affiliate of a Shareholder, other than as disclosed in writing to Petrowest;

(x) not made any payment whatsoever to, or entered into any agreement with, any person not dealing at arm's length with the Corporation;

(xi) not entered into or amended any Employee Plan;

(xii) used its reasonable commercial efforts to maintain its business organization and preserve its relationships with suppliers, customers and others having business relations with it;

(xiii) not suffered any material adverse change, financial or otherwise, in business, financial condition, assets, properties, liabilities or operations of the Corporation or any occurrences or circumstances which have resulted or might reasonably be expected to result in a material adverse change thereto;

(xiv) not sold any material amounts of inventory or (other than, after the date hereof and prior to the Closing Date, Approved Capital Dispositions) other assets, nor increased its indebtedness other than in the Ordinary Course of Business;

(xv) maintained the Corporation Assets in a proper and prudent manner in accordance with good Canadian oilfield practices; all tracked equipment and undercarriages must be maintained with no more than 50% wear and all rubber-tired equipment must be maintained with no more than 50% wear, to be confirmed by third party inspection; and

(xvi) not made any change in its accounting principles and practices as theretofore applied including, without limitation, the basis upon which its assets and liabilities are recorded on its books and its earnings, profits and losses are ascertained;

(r) there is no suit, action, litigation, investigation, claim, complaint, grievance or proceeding, including appeals and applications for review, in progress, or, to the knowledge of the Shareholders, pending or threatened against or relating to the Corporation before any Governmental Authority which, if determined adversely to the Corporation, would,

(i) materially and adversely affect the properties, business, future prospects or financial condition of the Corporation,

(ii) enjoin, restrict or prohibit the transfer of all or any part of the Shares as contemplated by this Agreement, or

(iii) prevent the Shareholders or the Corporation from fulfilling all of their obligations set out in this Agreement or arising from this Agreement, and the Shareholders and the Corporation have no knowledge of any existing ground on which any such action, suit, litigation or proceeding might be commenced with any reasonable likelihood of success;

(s) except as set forth in Schedule 17, (i) there are no judgments unsatisfied against the Corporation or any judgment, injunction, order, decree, ruling or charge of any Governmental Authority to which the Corporation or any of the Corporation Assets is subject, (ii) there are no Claims in existence to which the Corporation is a party or any of the Corporation Assets may be bound or (to the knowledge of the Shareholders and the Corporation) threatened against the Corporation or any of the Corporation Assets and (iii) to the knowledge of the Shareholders and the

Corporation, there is no basis upon which a material Claim could reasonably expected to be made against the Corporation;

(t) the Corporation has duly and timely (i) filed with the appropriate Governmental Authority or agency in the manner prescribed by Law all Tax Returns required to be filed by it and such Tax Returns are true, complete and accurate in all material respects; (ii) paid all Taxes (including instalments) due and payable by it and made adequate provision in the Financial Statements and accounts thereof for all Taxes payable for the periods reflected therein for which Tax Returns are not yet required to be filed and will make adequate provision in the books and records of the Corporation (including in the materials provided to the auditors in connection with the determination of the Adjustment Amount) for all Taxes payable in respect of the period then ended on the assumption that the Corporation had a taxation year ending on that date; (iii) withheld and remitted to the appropriate Governmental Authorities all amounts required to be withheld by it in respect of the Tax liability of any other person; and (iv) withheld from any amount paid to or credited by it to or for the account or benefit of any person, including any of its officers and directors and any non-resident person, the amount of all Taxes and other deductions required by any Law to be withheld from any such amount and has duly and timely remitted the same to the appropriate taxing or other governmental authority or agency. Notices of assessment of Canadian federal and provincial income tax liabilities of the Corporation have been issued for all taxation years ending on or prior to date of last completed financial year ended more than six months prior to this Agreement, and the Corporation is current with respect to its filing of returns for goods and services taxes payable pursuant to the *Excise Tax Act* (Canada). There are no claims, actions, suits, audits, proceedings, investigations or other actions pending or, to the knowledge of any of the Shareholders, threatened in respect of Taxes;

(u) all filings made by any of the Shareholders or the Corporation under which the Corporation has received or is entitled to government incentives, have been made in accordance, in all material respects, with all Laws and contain no misrepresentations which could cause any amount previously paid to, or credited to, or previously accrued on the accounts of the Corporation to be recovered or disallowed;

(v) the Corporation is not a party to any current agreement or other arrangement with any taxation authority and there are no waivers or objections extending the statutory period or providing for an extension of time with respect to the assessment or reassessment or payment of Taxes payable by the Corporation or Tax Returns required to be filed by the Corporation;

(w) except as set forth in Schedule 17, the Corporation is not engaged in any discussions or negotiations with any taxation authorities in respect of its Taxes;

(x) except for reserves for income taxes accruing in the current fiscal year, the reserves and accrued liabilities disclosed on or reflected in the Financial

Statements and the Books and Records are sufficient in all respects to provide for the liabilities in respect of which they have been established;

(y) (except as set forth in Schedule 18, each of which will be discharged without liability to the Corporation on or prior to the Closing Date) the Corporation has not guaranteed, endorsed, assumed or indemnified, contingently or otherwise, the obligations or indebtedness of any other person;

Employees

(z) except as set forth in Schedule 19, the Corporation is not a party to any written employment contract, consulting agreement, collective bargaining agreement or employee association agreement; the Corporation has not conducted and is not now conducting any negotiations with any labour unions or employee associations; the Corporation has complied with all of its obligations in respect of employment insurance programs, Canada Pension Plan payments and Worker's Compensation payments;

(aa) the only employees of the Corporation are listed in Schedule 19;

(bb) all Employee Plans are listed in Schedule 19 and:

(i) the Corporation has paid or provided for all liabilities for wages, vacation pay, salaries, bonuses, pensions and all other amounts payable under the Employee Plans;

(ii) each of the Employee Plans complies with and has been administered in substantial compliance with the terms thereof and Laws; and

(iii) have been, or will by Closing be, terminated with no further Liability of the Corporation or Petrowest, provided that Petrowest has provided for a replacement plan the terms of which are satisfactory to the Shareholders acting reasonably;

(cc) no Affiliate, director, officer or employee of the Corporation (past or present) or any person not dealing at "**arm's length**" (within the meaning of the Canadian Tax Act) with any such person is indebted to the Corporation and (other than the Shareholder Loans) the Corporation is not indebted to any such person. All transactions between the Corporation and any person not dealing at arm's length were undertaken for fair market value consideration;

Assets

(dd) the Corporation is the sole beneficial and (where its interests are registrable) the sole registered owner of all of the Corporation Assets, with good and valid title, free and clear of all Encumbrances other than Permitted Encumbrances. In particular, without limiting the generality of the foregoing, there has been no assignment, subletting or granting of any licence (of occupation or otherwise) of

or in respect of any of the Corporation Assets or any granting of any agreement or right capable of becoming an agreement or option for the purchase of any of the Corporation Assets;

(ee) the Corporation has no material assets except as set forth in Schedule 2, the Corporation Assets are in good working order for the prudent pursuit of the Corporation's business except as set forth in Schedule 20 and the Corporation owns or leases all the assets necessary for the conduct of its business as now conducted by it;

(ff) the accounts receivable of the Corporation in all material respects are good and collectible at the aggregate recorded amounts, except to the extent of any reserves provided for such accounts in the Books and Records for the Corporation, and are not subject to any defence, counterclaim or set off;

(gg) the Corporation has made available to Petrowest a correct and complete copy of each Material Contract (as amended to date), all of which are listed in Schedule 21. The Corporation is not in breach of any such Material Contracts in any material respect nor has any circumstance occurred or does any circumstance exist that with the passage of time, notice or both, constitute such a breach, and, to the knowledge of the Shareholders and the Corporation, no third party to any of such Material Contracts is in breach of any such Material Contracts;

(hh) the Corporation has not received any notice alleging its default under any Material Contract, which default has not been rectified as of the date hereof;

(ii) the Corporation is not a party to or bound or affected by any commitment, agreement or document containing any covenant expressly limiting the freedom of the Corporation to compete in any line of business, transfer or move any of its assets or operations or which materially or adversely affects the business practices, operations or conditions of the Corporation or the continued operation of its business after the Closing Date;

(jj) to the knowledge of the Shareholders and the Corporation, the Corporation has not interfered with, infringed upon, misappropriated or otherwise come into conflict with any patent, copyright, trademark, trade secret or other intellectual property rights of any person or received notice of any Claim of any person that they have done so;

(kk) since July 31, 2006 no assets have been transferred by the Corporation to the Shareholders, the managers, officers or employees of the Corporation or any party not at arm's length to the Corporation or the Shareholders and any transfer by the Corporation of assets to any party has been for consideration equal to the fair market value of such assets;

Environmental

(ll) except as disclosed in Schedule 22,

(i) to the knowledge of the Shareholders, all Environmental Approvals required to be held by the Corporation have been obtained, are listed in Schedule 22, are valid and in full force and effect, have been and are being complied with in all material respects, and there have been and are no proceedings commenced, applications for proceedings made, nor to the knowledge of the Shareholders have there been any proceedings or applications for proceedings threatened to revoke or amend any Environmental Approvals;

(ii) to the knowledge of the Shareholders, any Release by the Corporation of any Hazardous Substance into the Environment complied and complies with all Environmental Laws;

(iii) the Corporation has not entered into an agreement that may require it to pay, reimburse, guarantee, pledge, defer, indemnify or hold harmless any person from or against any liability or cost relating to any Release of Hazardous Substance or environmental condition or arising from any non-compliance with any Environmental Law;

(iv) the Corporation has not been prosecuted for or convicted of any offence under Environmental Laws or found liable in any proceeding to pay any fine or judgment to any person as a result of any Release or threatened Release of any Hazardous Substance into the Environment or the breach of any Environmental Law and there are no proceedings pending or, to the knowledge of the Shareholders and the Corporation, threatened relating to the foregoing and, to the knowledge of the Shareholders and the Corporation, there is no basis for any such proceedings; and

(v) to the knowledge of the Shareholders and the Corporation, there is no above-ground or underground storage tank, urea formaldehyde foam insulation, friable asbestos, polychlorinated biphenyls ("**PCBs**") or radioactive substance in, on or under the property covered by any Real Property Leases;

Real Property

(mm) Schedule 7 sets forth a complete list of all of the Real Property and a legal description for such Real Property. The Corporation is the legal and beneficial owner of the Real Property (as set forth in Schedule 7) in fee simple, with good and marketable title thereto, free and clear of all Encumbrances other than Permitted Encumbrances. All accounts for work and services performed or materials placed or furnished upon or in respect of the construction and completion of any of the buildings, improvements or other structures constructed on the Real Property have been fully paid and no one is entitled to claim a lien under the *Builders' Lien Act* (Alberta) or other similar legislation for such work performed by or on behalf of the Corporation. There are no matters affecting the right, title and interest of the Corporation in and to the Real Property (as set forth

in Schedule 7), which in the aggregate, would materially and adversely affect the ability of the Corporation to carry on its business upon the Real Property (as set forth in Schedule 7);

(nn) the Corporation is not a party to any Real Property Leases other than those listed in Schedule 8. The Corporation is not in breach of any such Real Property Leases in any material respect nor has any circumstance occurred or does any circumstance exist that with the passage of time, notice or both, constitute such a breach, and, to the knowledge of the Shareholders and the Corporation, no third party to any of such Real Property Leases is in breach of any such Real Property Leases;

Miscellaneous

(oo) Schedule 23 sets forth a complete list of every financial institution in which the Corporation maintains any depository or other account or safety deposit box and the names of all persons authorized to draw on or who have access to such accounts or safety deposit box; and

(pp) the information provided by or on behalf of the Shareholders or the Corporation with respect to the Corporation constitutes full, plain and true disclosure of all material facts relating to the Corporation, its business, operations and capital, there are no misrepresentations in any written information provided by or on behalf of the Shareholders or the Corporation to Petrowest and none of the Shareholders or the Corporation has knowingly withheld from Petrowest any information, documents or agreements relevant to the Corporation Assets or the Corporation which might reasonably be expected to be material to a purchaser of the Shares or Corporation Assets.

Conduct of Business

(qq) except as disclosed in Schedule 24, since the Effective Time, the Corporation has not:

(i) incurred, assumed or become subject to any Liabilities, except in the Ordinary Course of Business;

(ii) granted, suffered or assumed any Encumbrance on or in respect of any of the Corporation Assets, other than Permitted Encumbrances;

(iii) amended the Articles of Incorporation, charter, by-laws or other governing documents of the Corporation;

(iv) conducted its business other than in all material respects in the Ordinary Course of Business and in compliance with all applicable laws and, without limitation, has not entered into, assumed or become subject to any contract out of the Ordinary Course of Business or any Material Contract;

(v) amended or terminated any Material Contract;

(vi) directly or indirectly, declared or paid any dividends, or declared or made any other distribution of its securities, or assets or directly or indirectly, redeemed, purchased or otherwise acquired any of its shares, or agreed to do so, or reduced its stated capital in any manner or purchased, acquired, cancel or redeemed, or agreed to purchase, acquire, cancel or redeem, any outstanding shares;

(vii) forgiven any debt or otherwise triggered or permitted to be triggered any of the provisions of the Canadian Tax Act respecting debt forgiveness including, for greater certainty, Section 79 or Sections 80 to 80.04 of such Act, and has not cancelled or released any debts or claims or waived any right pertaining to the Corporation Assets;

(viii) entered into or amended any employment or consulting agreements;

(ix) increased the salaries, benefits or other compensation payable to any of its directors, officers or employees except as disclosed in writing to Petrowest;

(x) made any payment or distribution whatsoever to, or entered into any agreement with, any person not dealing at arm's length with the Corporation;

(xi) entered into or materially amended any Employee Plan;

(xii) suffered any Material Adverse Effect or any occurrences or circumstances which might reasonably be expected to have a Material Adverse Effect;

(xiii) sold any material amounts of inventory or other assets, nor increased its indebtedness other than in the Ordinary Course of Business;

(xiv) made any change in its accounting principles and practices as theretofore applied including, without limitation, the basis upon which its assets and liabilities are recorded on its books and its earnings, profits and losses are ascertained;

(xv) incurred or committed to any capital expenditures, other than the Approved Capital Commitments as set out in Schedule 1;

(xvi) made any cash payment or declared any bonus to the Shareholders, officers, managers, employees or any other party not at arm's length to the Corporation or its Shareholders, and has not paid any amount or transferred any property to reduce Shareholder Loans.

3.3 Representations and Warranties of Petrowest and the Trust

Each of Petrowest and the Trust jointly and severally represents and warrants to each of the Shareholders that:

(a) Petrowest is duly organized and validly existing and in good standing under the law of the jurisdiction of its incorporation and has the corporate power to own or lease its property and assets and to carry on its business as now conducted by it and is duly licensed or qualified to carry on business in each jurisdiction as the nature of its business requires and, at the Closing Date, will have such power and be so licensed or qualified as is required by its business as proposed to be conducted;

(b) the Trust is duly organized and validly existing and in good standing under the law of the jurisdiction of its formation and has the power to own or lease its property and assets and to carry on its business as now conducted by it and is duly licensed or qualified to carry on business in each jurisdiction as the nature of its business requires and, at the Closing Date, will have such power and be so licensed or qualified as is required by its business as proposed to be conducted;

(c) Petrowest has all requisite power and authority to enter into this Agreement and all documents to be delivered pursuant hereto and to perform its obligations hereunder and thereunder;

(d) the Trust has all requisite power and authority to enter into this Agreement and all documents to be delivered pursuant hereto and to perform its obligations hereunder and thereunder;

(e) the execution and delivery of this Agreement and all documents to be delivered pursuant hereto, the performance of the terms hereof and thereof and the consummation of the transactions contemplated herein and therein do not and will not:

(i) result in the breach of or violate any term or provision of the charter, by-laws or governing documents of Petrowest or the declaration of trust of the Trust; or

(ii) conflict with, result in a breach of, constitute a default under, or accelerate or permit the acceleration of the performance required by, any material agreement, instrument, licence, permit or authority to which Petrowest or the Trust is a party or by which it is bound or to which any of its property is subject or result in the creation of any Encumbrance upon any of the assets of Petrowest or the Trust or give to others any material interest or right, including any right of purchase, termination, cancellation or acceleration under any such agreement, instrument, license, permit or authority; or

(iii) violate any provision of law or administrative regulation or any judicial or administrative order, award, judgment or decree applicable to Petrowest or the Trust;

(f) each of the Trust and Petrowest is, in all material respects, in compliance with all Laws;

(g) this Agreement has been duly executed and delivered by Petrowest and constitutes a legal, valid and binding obligation of Petrowest enforceable in accordance with its terms and all documents to be delivered by Petrowest or the Trust, as the case may be, pursuant hereto will be duly executed and delivered by Petrowest and will constitute legal, valid and binding obligations of Petrowest and the Trust, respectively, enforceable in accordance with their respective terms;

(h) the authorized capital of Petrowest is comprised of an unlimited number of common shares and all of the issued and outstanding common shares are held by the Trust;

(i) as of the date hereof, the authorized capital of the Trust is comprised of an unlimited number of Units of which, 28,285,094 Units (including subordinated units) are issued and outstanding, each fully paid and non-assessable;

(j) the Trust is a mutual fund trust under the Canadian Tax Act;

(k) the Units to be issued pursuant to Section 2.2 will be duly and validly issued and delivered as fully paid and non-assessable trust units of the Trust and, other than the escrow contemplated by section 5.2(d), will not be subject to any escrow or restriction on trading;

(l) there is no suit, action, litigation, investigation, claim, complaint, grievance or proceeding, including appeals and applications for review, in progress, or, to the knowledge of Petrowest, pending or threatened against or relating to Petrowest or the Trust before any court, Governmental Authority, commission, board, bureau, agency or arbitration panel which, if determined adversely to Petrowest, would,

(i) materially and adversely affect the properties, business, future prospects or financial condition of Petrowest or the Trust,

(ii) enjoin, restrict or prohibit the transfer of all or any part of the Shares or the issue of Units as contemplated by this Agreement; or

(iii) prevent Petrowest from fulfilling all of its obligations set out in this Agreement or arising from this Agreement, and Petrowest has no knowledge of any existing ground on which any such action, suit, litigation or proceeding might be commenced with any reasonable likelihood of success. There is not presently outstanding against Petrowest any judgement, decree, injunction, rule or order of Governmental Authority; and

(m) Petrowest is not a "non Canadian" within the meaning of the *Investment Canada Act*.

3.4 Non-Waiver

No investigations made by or on behalf of Petrowest or the Shareholders at any time shall have the effect of waiving, diminishing the scope or otherwise affecting any representation or warranty made by the Shareholders or Petrowest, as the case may be, in or pursuant to this Agreement. No waiver of any condition or other provisions, in whole or in part, shall constitute as a waiver of any other condition or provision (whether or not similar) nor shall such waiver constitute a continuing waiver unless otherwise expressly provided.

3.5 Nature and Survival

All representations, warranties and covenants contained in this Agreement on the part of each of the Parties shall survive the Closing, the execution and delivery under this Agreement of any share or security transfer instruments or other documents of title to any of the Shares and the payment of the consideration for the Shares.

ARTICLE 4
COVENANTS

4.1 Covenants of the Shareholders and the Corporation

(a) From the date hereof to and until the Closing Date, the Shareholders and the Corporation shall permit Petrowest, Petrowest's Counsel and Petrowest's authorized representatives to have full access to all files, premises, properties, personnel, books, records (including Tax Records), auditors, contracts and documents of or pertaining to the Corporation and any predecessor corporations or entities prior to Closing for purposes of performing due diligence with respect to the Corporation and its assets and affairs. The provisions of the Letter of Intent shall continue to be applicable to any information made available by such parties pursuant to the provisions of this Agreement.

(b) Except as set forth in Schedule 25, the Shareholders and the Corporation covenant and agree that from the Effective Time until the Closing Date:

(i) the Corporation shall conduct their business only in, and not take any action except in, the usual, ordinary and regular course of business and consistent with past practices;

(ii) they shall not, without the prior written consent of Petrowest, which shall not be unreasonably withheld or delayed, directly or indirectly do or permit to occur any of the following:

(A) redeem, purchase or offer to purchase any of its shares or other securities unless otherwise required by the terms of such securities;

(B) reorganize, amalgamate or merge with any other person, corporation, partnership or other business organization whatsoever;

(C) acquire, agree to acquire, dispose of or agree to dispose of any person, corporation, partnership, joint venture or other business organization or division or acquire, agree to acquire, dispose of or agree to dispose of any assets, which, in each case, are individually or in the aggregate material;

(D) relinquish any contractual rights which are individually or in the aggregate material;

(E) other than pursuant to existing employment, termination or compensation arrangements or policies, in the case of officers or directors, take any action with respect to the entering into or modifying of any employment, severance or similar agreements, policies or arrangements or with respect to the grant of any bonuses, salary increases, stock options, profit sharing, retirement allowances, deferred compensation, incentive compensation, severance or termination pay or any other form of compensation or profit sharing or with respect to any increase of benefits payable, or make any loan to, any of its officers or directors;

(F) other than pursuant to existing employment, termination or compensation arrangements or policies, in the case of its employees who are not officers or directors, take any action with respect to the entering into or modifying of any employment, severance, collective bargaining or similar agreements, policies or arrangements or with respect to the grant of any bonuses, salary increases, stock options, profit sharing, retirement allowances, deferred compensation, incentive compensation, severance or termination pay or any other form of compensation or profit sharing or with respect to any increase of benefits payable, or make any loan to, any of its employees;

(G) incur or commit to capital or operating expenditures individually exceeding $5,000 or exceeding $100,000 in the aggregate;

(iii) provide Petrowest with access to its premises and employees to facilitate the integration of operations and accounting systems at the Closing Time;

(iv) cooperate with Petrowest in structuring the acquisition of the Corporation in a tax efficient manner;

(c) the Corporation shall:

(i) use its reasonable commercial efforts to preserve intact its business, assets and goodwill, to keep available the services of its officers and employees

as a group and to maintain satisfactory relationships with suppliers, agents, distributors, customers and others having business relationships with it;

(ii) not take any action that would interfere with or be inconsistent with the completion of the transactions contemplated hereby or that would render, or that reasonably may be expected to render, any representation or warranty made by it in this Agreement untrue in any material respect at any time prior to the Closing Time if then made;

(d) Each of the Shareholders and the Corporation who is a party to or bound by the Unanimous Shareholders Agreement hereby agrees and consents to the termination of such agreement immediately prior to the Closing Time and, subject to Closing occurring, hereby irrevocably waives and releases each of the others from and in respect of any and all obligations thereunder, whether due on, prior to or after the date hereof.

(e) Upon any restructuring or reorganization of the Corporation resulting in any person, other than the Shareholders, acquiring any of the Shares, the Shareholders shall cause such person to execute a counterpart signature page to this Agreement.

4.2 Efforts to Satisfy Conditions

Each Party shall use all reasonable commercial efforts and shall proceed diligently, honestly and in good faith to cause the conditions set forth in Section 5.1, Section 5.2 and Section 5.3 which are within its reasonable control to be satisfied. Each Party shall provide such information and cooperation to the other Party as it may reasonably request in connection with the satisfaction of such conditions.

4.3 Tax Returns

(a) The Shareholders shall cause the Corporation to prepare and file in a timely manner (at its cost and in consultation with the Shareholders) all Tax Returns required to be filed by the Corporation for any period that ends on or before the Closing Date and for which Tax Returns have not been filed as of the Closing Date. Petrowest shall obtain the consent of Shareholders to any Tax Returns filed in respect of any period ending on or prior to the Closing Date, which consent shall be deemed received unless the Shareholders advises otherwise within 10 business days following receipt of the return and request for consent. The Shareholders and Petrowest shall co-operate fully with each other and none of the Parties will unreasonably withhold its consent to a request made by any other Party with respect to such Tax Returns. Such Tax Returns will be prepared in accordance with reasonable business practices and the Corporation's past practices. The Parties agree that an election shall be made by the Corporation in its Tax Return filed for its taxation year ending immediately before the acquisition of control by Petrowest not to have subsection 256(9) of the Canadian Tax Act apply, with the result that the taxation year of the Corporation shall end immediately before the Closing Time.

(b) No Tax Returns shall be filed by any of the Shareholders between the date hereof and the Closing Date except with the prior written consent of Petrowest, which consent shall not be unreasonably withheld.

4.4 Adjustments, Allocation of Profits

(a) All profits earned by the Corporation after the Effective Date shall remain in the Corporation for the benefit of Petrowest and will increase the Working Capital or decrease the indebtedness of the Corporation and increase the retained earnings of the Corporation.

(b) In the event the retained earnings on the Closing Date (adjusted for the net after tax bonus payable in accordance with Section 4.4(d)) are less than the retained earnings on the Effective Time, as determined by the Auditors, the Shareholders shall indemnify Petrowest for the difference in accordance with Article 7.

(c) In the event the Working Capital on the Closing Date (adjusted for the net after tax bonus payable in accordance with Section 4.4(d), where applicable) is less than the amount provided for in the Financial Statements, as at July 31, 2006, as determined by the Auditors, the Shareholders shall indemnify Petrowest for the difference in accordance with Article 7; provided that Petrowest shall not seek any indemnity pursuant to this Section 4.4(c) in respect of reductions in Working Capital resulting from capital expenditures by the Corporation in the amount of $1,519,000 from August 1, 2006 to the Closing Date as reflected in Schedule 16.

(d) Petrowest and the Shareholders agree that bonuses, consistent with the Corporation's past practice, will be declared by the Corporation payable to Jim Moffatt and Lois Moffatt effective at or before December 31, 2006 in an amount, in aggregate, equal to the taxable income of the Corporation for the period ended at December 31, 2006 in excess of the small business deduction under the *Income Tax Act* (Canada) (consistent with historical accounting policies of the Corporations and claiming the maximum capital cost allowance deductions), which bonus, net of any applicable withholdings, shall for greater certainty constitute an increase in Shareholder Loans. For greater certainty, there shall be no cash payable of the bonuses declared in accordance with this section.

(e) Long Term Debt at the Closing Time shall not exceed $3,401,908. In the event Long Term Debt exceeds such amount, the Shareholders shall indemnify Petrowest for the difference in accordance with Article 7.

(f) In the event that the Closing occurs after April 30, 2007, Petrowest agrees to pay the Shareholders an amount equal to the cash distribution payable for the month of April on the 1,529,905 Units delivered to the Shareholders hereunder.

(g) All Encumbrances, other than Permitted Encumbrances, must be extinguished and discharged no later than the Closing Time or the Shareholders shall deliver to Petrowest at the Closing Time a payout statement and confirmation that the Shareholders' Counsel has a release and discharge in respect of such

Encumbrances in trust for release upon payment to the secured party. If any Encumbrances other than Permitted Encumbrances are remaining at the Closing Time, the Shareholders shall indemnify Petrowest for the amount thereof (as well as any prepayment interest and penalties and any other costs associated with the extinguishment and discharge) in accordance with Article 7.

(h) For greater certainty, the Corporation will be amalgamated with Petrowest and all assets of the Corporation at the Closing Time will become the property of Petrowest, whether or not listed on Schedule 2 or 3.

4.5 Restrictive Covenant

Petrowest and the Shareholders agree that $1.00 of the purchase price shall be allocated to the restrictive covenant in the agreements referred to in Section 5.1(c), which allocation shall be adjusted to the amount determined by the Auditors following completion of the audit of the purchase price. Petrowest and the Shareholders agree to jointly file the election required pursuant to Section 56.4(3)(c) of the Canadian Tax Act, within the time required by such act, for the adjusted amount as determined by the Auditors.

ARTICLE 5
CONDITIONS TO CLOSING

5.1 Mutual Conditions

The obligations of Petrowest, the Shareholders and the Corporation pursuant hereto are subject to the following conditions being satisfied in all respects at or prior to the Closing Time, or such earlier time as is specified below:

(a) there shall not be any suit, action or other proceeding that shall, at Closing, be pending against any of the Parties before any Governmental Authority and no law, regulation or policy shall have been proposed, enacted or applied: (i) making illegal or seeking to restrain, prohibit or obtain damages or other relief in connection with the consummation of the transactions contemplated by this Agreement; (ii) prohibiting or materially limiting the ownership or operation by Petrowest of a material portion of the business or assets thereof or requiring Petrowest to dispose of or hold separately any such portion of any Shares or Corporation Assets, as applicable; or (iii) making the consummation of the transactions contemplated by this Agreement materially more costly to Petrowest or materially reducing the value of the Shares;

(b) all Required Approvals shall have been obtained on terms acceptable to the Shareholders and Petrowest, acting reasonably, at or prior to the Closing Time; and

(c) Petrowest and each of the persons listed in Schedule 26 hereto shall have executed and delivered an employment agreement in the form set forth in such Schedule.

5.2 Conditions for the Benefit of Petrowest

The obligations of Petrowest to buy the Shares and Shareholder Loans from the Shareholders pursuant hereto are subject to the following conditions (which are for the exclusive benefit of Petrowest) being satisfied in all respects at or prior to the Closing Time, or such earlier time as is specified below:

(a) the representations and warranties of the Shareholders in this Agreement shall be true and correct in all material respects at the Closing Time with the same force and effect as if made at and as of such time;

(b) the Shareholders and the Corporation shall have performed or complied in all material respects with all of the terms, covenants and conditions of this Agreement to be performed or complied with by the Shareholders and the Corporation at or prior to the Closing Time pursuant hereto;

(c) [Intentionally Deleted];

(d) at Closing, the Shareholders shall have delivered all items which they are required to deliver pursuant to Section 6.2 and shall have duly executed and delivered an agreement to escrow the Units to be issued pursuant to Section 2.2 for release as to 25% on the first anniversary of the Closing Date and the remainder on the second anniversary of the Closing Date;

(e) the Shareholders shall have delivered opinions of the Shareholders' Counsel as to the matters in Section 3.1(a), (b), (c) and (d) and Section 3.2(a), (b), (c) and (d)(i), in form and substance satisfactory to Petrowest, acting reasonably;

(f) each of the Shareholders shall have delivered, on the Closing Date, a certificate of such Shareholder dated the Closing Date, addressed to Petrowest and signed by the Shareholder or, in the case of a Shareholder that is a corporation, signed on the Shareholder's behalf by its President or such other officer or director satisfactory to Petrowest, acting reasonably, certifying that to the knowledge of the Shareholders the representations and warranties of the Shareholder set forth in this Agreement are true and correct at the Closing Time, as if made at such time and the Shareholder has not breached, or failed to comply with, in any material respect, any of its covenants or other obligations under this Agreement;

(g) Petrowest shall have obtained all applicable governmental, regulatory and contractual approvals to complete the transactions contemplated by this Agreement;

(h) at Closing, the Leaseback Real Property shall be transferred by the Corporation to Jim Moffatt and Lois Moffatt shall pay to the Corporation therefor either cash consideration or there shall be a corresponding reduction in the purchase price payable by Petrowest, and the Corporation shall have entered into a lease of the Leaseback Real Property with Jim Moffatt and Lois Moffatt on terms acceptable to Petrowest; and

(i) at Closing, the Redundant Assets shall be transferred by the Corporation to Jim Moffatt and Lois Moffatt shall pay to the Corporation therefor either cash consideration or a corresponding reduction in the purchase price payable by Petrowest.

5.3 Conditions for the Benefit of the Shareholders

The Shareholders' obligations to Petrowest pursuant hereto are subject to the following conditions (which are for the exclusive benefit of the Shareholders) being satisfied in all respects at or prior to the Closing Time or such earlier time as is specified below:

(a) the representations and warranties of Petrowest in this Agreement shall be true and correct in all material respects at the Closing Time with the same force and effect as if made at and as of such time;

(b) Petrowest shall have performed or complied in all material respects with all of the terms, covenants and conditions of this Agreement to be performed or complied with by Petrowest at or prior to the Closing Time pursuant hereto;

(c) at Closing, Petrowest shall have delivered all items they are required to deliver pursuant to Section 6.3;

(d) Petrowest shall have delivered, on the Closing Date, a certificate of Petrowest dated the Closing Date, addressed to the Shareholders and signed on Petrowest's behalf by its President or such other officer or director satisfactory to the Shareholders, acting reasonably, certifying that the representations and warranties of Petrowest set forth in this Agreement are true and correct at the Closing Time, as if made at such time and Petrowest has not breached, or failed to comply with, in any material respect, any of its covenants or other obligations under this Agreement; and

(e) Petrowest shall have delivered an opinion of Petrowest's Counsel as to the matters set forth in Section 3.3(a), (b), (c), (d), (e)(i), (e)(iii), (g), (i), (j), (k) and (m) in form and substance satisfactory to the Shareholders, acting reasonably.

ARTICLE 6
CLOSING

6.1 Closing

The Closing shall take place at the Closing Time at the offices of Petrowest located at Suite 204, 10605 Westside Drive, Grande Prairie, Alberta T8V 8E6, or at such other place as may be agreed upon by the Shareholders and Petrowest.

6.2 Deliveries by the Shareholders at Closing

At Closing, the Shareholders shall deliver to Petrowest:

(a) an updated version of Schedule 12 indicating the beneficial owners of record of all of the Shares;

(b) an updated version of Schedule 15 indicating the authorized capital of the Corporation and the issued and outstanding shares of the Corporation;

(c) the certificates representing the Shares duly endorsed for transfer by the Shareholders and new share certificates issued in the name of Petrowest in respect of the Shares;

(d) certificates of the appropriate government officials, dated the Closing Date, evidencing the existence and good standing of each of the Shareholders, if a corporation and the Corporation in the jurisdiction of its organization;

(e) the minute books, corporate seals and all corporate records of the Corporation;

(f) resignations and releases of all directors and officers of the Corporation and reciprocal releases of such directors and officers by the Corporation, each in form and substance satisfactory to Petrowest;

(g) certified copies of directors' resolutions of the Corporation confirming approval of the transfer of the Shares to Petrowest in accordance with the terms and conditions of this Agreement;

(h) such other documents and instruments as Petrowest's Counsel may reasonably require; and

(i) transfers in respect of Shareholders' Loans.

6.3 Deliveries by Petrowest at Closing

At Closing, Petrowest shall pay the purchase price to Carter Lock & Horrigan, Barristers and Solicitors, in trust for the Shareholders, including delivering certificates to the Shareholders representing the Units issuable to the Shareholders pursuant to Section 2.2.

6.4 Closing Escrow

The items tabled at Closing pursuant to Section 6.2 and Section 6.3 shall be held in escrow until all of such items have been tabled and then shall remain in escrow until the Closing Time. At the Closing Time, provided all conditions in Article 5 have been satisfied or waived, such escrow shall be terminated and the items described in Section 6.2 shall be delivered to Petrowest and the items described in Section 6.3 shall be delivered to the Shareholders and the Closing shall have occurred. If such escrow is not released on or before 4:00 p.m. (Calgary Time) on May 30, 2007 and the Parties do not agree to an extension of the escrow, the Closing shall be deemed not to have occurred and the documents and certificates tabled by a Party pursuant to this Article 6 shall be returned to that Party.

ARTICLE 7
INDEMNITIES

7.1 Shareholders Indemnity

After Closing but subject to Section 7.4, each of the Shareholders jointly and severally agrees to indemnify and save harmless each of Petrowest, the Trust and their Affiliates from and against all Losses and Obligations which they suffer, sustain, pay or incur, directly or indirectly:

(i) as a consequence of or in connection with a breach of a representation or warranty made by any of the Shareholders or the Corporation in this Agreement or a breach by any of the Shareholders or the Corporation of any of the covenants made by any thereof in this Agreement; or

(ii) as a consequence of or in connection with any environmental matter relating to the Corporation or the Corporations Assets prior to the Closing Time;

except any such Losses and Obligations as have been caused by or result from the gross negligence or wilful misconduct of any such indemnified person. The Parties agree that for the purposes of Section 7.1(i), in the case of any breach of representation or warranty of any of the Shareholders, the measure of Losses and Obligations in respect thereof will be, dollar for dollar, the difference in what would have been the position (financial and otherwise) of the Corporation had such representation been true or the warranty not breached and the actual position (financial and otherwise) of the Corporation (given such misrepresentation or breach of warranty).

7.2 Petrowest Indemnity

After Closing, Petrowest and the Trust agree to indemnify and save harmless each of the Shareholders and their Affiliates from and against all Losses and Obligations which they suffer, sustain, pay or incur, directly or indirectly, as a consequence of or in connection with:

(i) a breach of a representation or warranty made by Petrowest or the Trust in this Agreement or a breach by Petrowest or the Trust of a covenant made by it in this Agreement; or

(ii) subject to the Shareholders' obligations in respect of the indemnity contained in Section 7.1, any matter or circumstance relating to Corporation Assets or the operation thereof which occurs after the Closing Time or which relates to the Corporation and occurs after the Closing Time;

except any such Losses and Obligations as have been caused by or result from the gross negligence or wilful misconduct of any such indemnified person.

7.3 Tax Indemnity

(a) After Closing, the Shareholders shall be jointly and severally liable to and agree to indemnify and save harmless the Corporation (which in this Section 7.3 includes the Corporation's successors and assigns) in respect of all Losses and Obligations which the Corporation may suffer, sustain, pay or incur as a consequence of or in connection with any breach of any of the representations and warranties in Section 3.2(t) to (x) inclusive.

(b) Any person entitled to indemnification as herein set forth (the "**Indemnified Parties**") shall give prompt written notice to the Shareholders whenever it becomes aware that a Claim has been or may be made for which the Shareholders may be liable pursuant to this Section 7.3 (the "**Tax Indemnity**"). Unless the Shareholders notify the Indemnified Parties that it elects not to have carriage and control of a Claim the Shareholders shall, at their own expense and employing counsel of their own choice, have full carriage and control of the contestation of any such Claim, provided that if the Claim does not relate solely to matters to which the Tax Indemnity may apply, the Indemnified Parties shall, at its own expense and employing counsel of its own choice, have full carriage and control of the contestation of the portion of the Claims relating to matters to which the Tax Indemnity does not relate; and further provided that where the Shareholders have carriage and control of a Claim neither the Indemnified Parties nor the Corporation will agree to any compromise or settlement of such Claim to which the Tax Indemnity may apply without the consent of the Shareholders which will not be unreasonably withheld. Notwithstanding the foregoing, the Shareholders' right to have carriage and control of the contestation of any such Claim shall only apply and continue to apply after payment of the amount of such Claim or the provision of such security as is necessary to avoid a lien being placed on the property of the Corporation in respect of such Claim. Where the Shareholders have carriage and control of a Claim, if the Indemnified Parties do not consent to a settlement of a Claim to which the Tax Indemnity may apply following a request from the Shareholders to do so, the obligation of the Shareholders to indemnify the Indemnified Parties for the Claim shall be limited to the amount that the Shareholders would have been required to pay pursuant hereto in respect of the Claim if the settlement had been accepted and the Shareholders shall forthwith transfer carriage of the contestation of the Claim to the Indemnified Parties or its nominee. The Indemnified Parties, the Corporation and the Shareholders shall cooperate with each other and allow each other reasonable access to documents and records in any defence of any such Claims and shall keep each other reasonably informed of the conduct thereof. If the Shareholders elect not to have carriage and control of the contestation of the Claim, the Indemnified Parties and the Corporation shall be under no obligation to contest, settle or compromise the Claim and such failure to contest, settle or compromise the Claim shall not prejudice its rights pursuant to this Indemnity.

(c) The Parties undertake to inform each other of any audit inquiries with respect to issues to which the Tax Indemnity may apply and to cooperate with each other in

making any representations prior to any assessment to which those indemnities may apply.

(d) The amounts payable in respect of the Tax Indemnity shall constitute and be treated by the parties as an adjustment to the purchase price.

7.4 Limitations on Indemnities

(a) No Claim for performance of an indemnity or in respect of a breach of any covenant, representation or warranty made in this Agreement (other than pursuant to Section 7.3) shall be made or be enforceable, whether by legal proceedings or otherwise, unless written notice of such Claim is given by the party seeking redress to the party or parties from whom redress is sought on or before: (i) in respect of a breach of Section 3.2(kk), the expiry of the statutory period in which a Claim, assessment or reassessment may be brought or effected against the Corporation in respect thereof; (ii) in respect of a breach of any of Section 3.2(t) to (x), the expiry of ninety days after the relevant Governmental Authorities shall no longer be entitled to assess liability for tax against the Corporation for any particular taxation year ended on or prior to the Closing Date, having regard without limitation, to any waivers given by the Shareholders of the Corporation in respect of any taxation year; and (iii) otherwise, the expiry of eighteen months from the Closing Date;

(b) The maximum cumulative liability of the Shareholders in respect of indemnities and breaches of the representations, warranties and covenants made by the Shareholders in this Agreement (other than pursuant to Section 7.3) shall not exceed the purchase price;

(c) Except as otherwise set out herein, the parties' sole remedy for a misrepresentation or breach of a warranty or other agreement contained in this Agreement is limited to the indemnities contained in Article 7 and is limited by the provisions of this Section 7.4;

(d) Notwithstanding anything to the contrary set forth in this Agreement, the Shareholder shall have no liability to Petrowest for any specific matter or claim for which Petrowest has received an adjustment to the purchase price to the extent of such adjustment;

(e) Petrowest shall not be entitled to make a Claim against the Shareholders for indemnity pursuant to this Agreement unless and until the aggregate amount of all Losses and Obligations with respect to all Claims asserted by Petrowest under this Agreement (other than pursuant to Section 7.3) exceeds 1% of the purchase price. Once such minimum threshold in Losses and Obligations has been sustained by Petrowest, the entirety of all Losses and Obligations sustained by Petrowest shall be compensable under this Section 7.4, subject to the other provisions of this Section. Claims pursuant to Section 7.3 shall not be included in claims for the purposes of this Section 7.4(e);

(f) Petrowest's Losses hereunder shall be deemed reduced by the amount of any insurance proceeds and any tax benefits received by Petrowest with respect to such Losses; and

(g) Petrowest shall not be entitled to indemnity under both Section 7.3 and Section 7.1 for the same Loss.

7.5 Indemnification Procedure

(a) For purposes of this Section 7.5, the term "**Indemnifying Party**" when used in connection with a Claim shall mean the Person having an obligation to indemnify the other Party with respect to such Claim pursuant to this Agreement (other than under Section 7.3), and the term "**Indemnified Party**" when used in connection with a particular Claim shall mean the Person having the right to be indemnified with respect to such Claim by the other Party pursuant to this Agreement (other than under Section 7.3)

(b) To make claim for indemnification, an Indemnified Party shall notify the Indemnifying Party of its claim under this Section 7.5, including the specific details of and specific basis under this Agreement for its claim (the "**Claim Notice**"). In the event that the claim for indemnification is based upon a claim by a third party against the Indemnified Party (a "**Third Party Claim**"), the Indemnified Party shall provide its Claim Notice promptly after the Indemnified Party has actual knowledge of the Third Party Claim and shall enclose a copy of all papers (if any) served with respect to the Third Party Claim; provided that the failure of any Indemnified Party to give notice of a Third Party Claim as provided in this Section 7.5 shall not relieve the Indemnifying Party of its obligations under this Agreement except to the extent such failure results in insufficient time being available to permit the Indemnifying Party to effectively defend against the Third Party Claim or otherwise materially prejudices the Indemnifying Party's ability to defend against the Third Party Claim. In the event that the claim for indemnification is based upon an inaccuracy or breach of a representation, warranty, covenant or agreement, the Claim Notice shall specify the representation, warranty, covenant or agreement which was inaccurate or breached.

(c) In the case of a claim for indemnification based upon a Third Party Claim, the Indemnifying Party shall have 30 days from its receipt of the Claim Notice to notify the Indemnified Party whether it admits or denies its liability to defend the Indemnified Party against such Third Party Claim at the sole cost and expense of the Indemnifying Party. The Indemnified Party is authorized, prior to and during such 30-day period, to file any motion, answer or other pleading that it shall deem necessary or appropriate to protect its interests or those of the Indemnifying Party and that is not prejudicial to the Indemnifying Party.

(d) If the Indemnifying Party admits its liability, it shall have the right and obligation to diligently defend, at its sole cost and expense, the Third Party Claim. The

Indemnifying Party shall have full control of such defense and proceedings, including any compromise or settlement thereof. If requested by the Indemnifying Party, the Indemnified Party agrees to cooperate, at the cost and expense of the Indemnifying Party, in contesting any Third Party Claim which the Indemnifying Party elects to contest. The Indemnified Party may participate in, but not control, any defense or settlement of any Third Party Claim controlled by the Indemnifying Party pursuant to this Section 7.5(d). An Indemnifying Party shall not, without the written consent of the Indemnified Party, (i) settle any Third Party Claim or consent to the entry of any judgment with respect thereto which does not include an unconditional written release of the Indemnified Party from all liability in respect of such Third Party Claim or (ii) settle any Third Party Claim or consent to the entry of any judgment with respect thereto in any manner that may materially and adversely affect the Indemnified Party (other than as a result of money damages covered by the indemnity).

(e) If the Indemnifying Party does not admit its liability or admits its liability but fails to diligently prosecute or settle the Third Party Claim, then the Indemnified Party shall have the right to defend against the Third Party Claim at the sole cost and expense of the Indemnifying Party, with counsel of the Indemnified Party's choosing, subject to the right of the Indemnifying Party to admit its liability and assume the defense of the Third Party Claim at any time prior to settlement or final determination thereof. If the Indemnifying Party has not yet admitted its liability for a Third Party Claim, the Indemnified Party shall send written notice to the Indemnifying Party of any proposed settlement and the Indemnifying Party shall have the option for 10 days following receipt of such notice to (i) admit in writing its liability for the Third Party Claim and (ii) if liability is so admitted, reject, in its reasonable judgment, the proposed settlement.

(f) In the case of a claim for indemnification not based upon a Third Party Claim, the Indemnifying Party shall have 30 days from its receipt of the Claim Notice to (i) cure the Losses and Obligations complained of; (ii) admit its liability for such Losses or (iii) dispute the claim for such Losses and Obligations. If the Indemnifying Party does not notify the Indemnified Party within such 30-day period that it has cured the Losses and Obligations or that it disputes the claim for such Losses and Obligations, the amount of such Losses and Obligations shall conclusively be deemed a liability of the Indemnifying Party hereunder.

7.6 Materiality

For the purposes of calculating Losses and Obligations in conjunction with any breach of a representation, warranty or covenant pursuant to Sections 7.1, 7.2 or 7.3, any standard or threshold of materiality relating to such breached representation, warranty or covenant shall be ignored.

ARTICLE 8
TERMINATION

8.1 Termination

If this Agreement is terminated prior to the Closing occurring pursuant to Section 5.1, Section 5.2 or Section 5.3, the Parties shall be released from all obligations under this Agreement except the Confidentiality and Non-disclosure Agreement shall remain in full force and effect in accordance with its terms, and each Party shall remain liable for breaches by it of this Agreement occurring prior to such termination. Subject to the foregoing provisions of this Section, following such termination, each Party shall be responsible for the costs and expenses incurred by it in connection with this Agreement and the transactions contemplated hereby.

8.2 Survival

Subject to the limitations and provisions set forth in this Agreement, notwithstanding the occurrence of Closing and the items delivered at Closing pursuant hereto, the representations, warranties, covenants and indemnities contained in this Agreement shall survive the Closing and the delivery of the items delivered at Closing pursuant hereto for the benefit of the Parties in accordance with terms hereof. Notwithstanding any other provision of this Agreement, no limitation in respect of the survival of any provision of this Agreement or the period in respect of which any Claims or other recourse may be made shall apply insofar as the breach of the provision or the matter in respect of which recourse is sought involves fraud on the part of the Party or Parties against whom the provision is sought to be enforced or from whom such recourse is sought. If any document executed at or after Closing, pursuant hereto is inconsistent with the provisions of this Agreement, the provisions of this Agreement shall prevail unless the Parties expressly and explicitly agree to the contrary.

ARTICLE 9
ARBITRATION

9.1 Procedure

Any controversy submitted to arbitration pursuant to this Agreement shall be subject to the following principles:

(a) Upon written demand of a Party, representatives of the Parties shall meet and attempt to appoint a single arbitrator. If such representatives are unable to agree on a single arbitrator within five (5) days of such demand, then upon written demand by any Party, any Shareholder and Petrowest shall, within ten (10) days of such demand, each name an arbitrator and the two arbitrators so named shall promptly thereafter choose a third. If a Party shall fail to name an arbitrator within ten (10) days from such demand, then the arbitrator for that Party shall be appointed by any Justice of the Court of Queen's Bench of Alberta upon application by the other Party. If the two arbitrators shall fail within ten (10) days from their appointment to agree upon and appoint the third arbitrator, then such

third arbitrator shall be appointed by any Justice of the Court of Queen's Bench of Alberta upon request of either Party.

(b) The arbitrator or arbitrators selected to act hereunder shall be qualified by education, experience and training to pass upon the particular question in dispute.

(c) The arbitrator or arbitrators chosen as aforesaid shall proceed immediately to hear and determine the question or questions in dispute. The decision of the single arbitrator shall be made within forty-five (45) days after his or her appointment, subject to any reasonable delay due to unforeseen circumstances. Where there are three arbitrators, the decision of the arbitrators, or a majority of them, shall be made within forty-five (45) days after the appointment of the third arbitrator, subject to any reasonable delay due to unforeseen circumstances. In the event the single arbitrator or the arbitrators, or a majority of them, fail to make a decision within the period herein prescribed, then either Party may elect to have a new single arbitrator or arbitrators chosen in the manner herein prescribed, as if none had previously been selected.

(d) The decision of the single arbitrator or the decision of the arbitrators, or a majority of them, shall be drawn up in writing and signed by the single arbitrator or by the arbitrators, or a majority of them, and shall be final and binding upon the parties hereto.

(e) The liability between the Parties hereto for the payment of the compensation and expenses of the single arbitrator or the arbitrators shall be determined by the arbitrator or arbitrators, as the case may be.

(f) Arbitration pursuant hereto shall be governed in all respects not addressed herein by the provisions of the *Arbitration Act* (Alberta) and regulations thereunder.

ARTICLE 10
NOTICES

10.1 Notices

Any notice, consent, waiver, direction or other communication required or permitted to be given under this Agreement by a party to any other party shall be in writing and shall be delivered by hand delivery, facsimile transmission or (provided that the mailing party does not know and should not reasonably have known of any disruption or anticipated disruption of postal service which might affect delivery of the mail) by registered mail (postage prepaid), addressed to the party to whom the notice is to be given, at its address for service herein. Any notice, consent, waiver, direction or other communication aforesaid shall, if hand delivered or delivered by facsimile transmission, be deemed to have been given and received on the date on which it was hand delivered or delivered by facsimile transmission to the address provided herein (if a business day and, if not, the next succeeding business day) and if sent by registered mail be deemed to have been given and received on the third business day at the point of delivery following the date on which it was so sent.

10.2 Address for Service

The address for service of each of the parties hereto shall be as follows:

if to Petrowest or the Trust:

Petrowest Services Ltd.
Suite 204, 10605 Westside Drive
Grande Prairie, AB
T8V 8E6

Attention: Kenneth Drysdale
Facsimile: (780) 830-0882

with a copy to:

Petrowest Services Ltd.
1020 407 2nd St. SW
Calgary, AB
T2P 2Y3

Attention: John Paul
Facsimile: (403) 237-0880

Bennett Jones LLP
4500, 855 – 2nd Street S.W.
Calgary, AB T2P 4K7

Attention: Brad D. Markel
Facsimile: (403) 265-7219

if to the Shareholders and/or the Corporation:



Attention: Jim Moffatt

with a copy to:

Carter, Lock & Horrigan,
Barristers and Solicitors
#200, Whitby House
9803 - 101 Avenue
Grande Prairie, AB, T8V 0X6

Attention: Ronald J. Horrigan
Facsimile: (780) 538-3853

or such other address as may be designated by notice to the other Parties.

ARTICLE 11
MISCELLANEOUS

11.1 Further Assurances

Each Party shall, from time to time, and at all times hereafter, at the request of another Party, but without further consideration, do all such further acts and execute and deliver all such further documents and instruments as shall be reasonably required in order to fully perform and carry out the terms and intent hereof.

11.2 Time of the Essence

Time shall be of the essence of this Agreement.

11.3 Public Announcements

Until Closing has occurred, no public announcement or press release concerning the sale and purchase of the Shares shall be made by a Party or its Affiliates without the prior written consent and joint approval of the other Party, which consent and approval shall not be unreasonably withheld or delayed; provided that nothing contained herein shall prevent either Party at any time furnishing any information to any governmental agency or regulatory authority (including applicable stock exchanges) or to the public if required by Laws or the rule of a stock exchange.

11.4 Amendments and Waiver

No modification of or amendment to this Agreement shall be valid or binding unless set forth in writing and duly executed by both Parties and no waiver of any breach of any term or provisions of this Agreement shall be effective or binding unless made in writing and signed by the Party purporting to give the same and, unless otherwise provided, shall be limited to the specific breach waived. No failure on the part of any Party in exercising any right or remedy hereunder shall operate as a waiver thereof, nor shall any single or partial exercise of any such right or remedy preclude any other or further exercise thereof or the exercise of any other right or remedy in law or in equity or by statute or otherwise conferred.

11.5 Entire Agreement

This Agreement together with the Confidentiality and Non-disclosure Agreement and the agreements and other documents to be delivered pursuant to this Agreement, constitute the entire agreement between the Parties pertaining to the subject matter of this Agreement and supersede all prior agreements, understandings, negotiations and discussions, whether oral or written, of the Parties, including the Letter of Intent and there are no warranties, representations or other

agreements between the Parties in connection with the subject matter of this Agreement except as specifically set forth in this Agreement, and any document delivered pursuant to this Agreement. No supplement, modification or waiver or termination of this Agreement shall be binding unless executed in writing by the Party to be bound thereby.

11.6 Applicable Law

This Agreement shall be construed in accordance with the laws of the Province of Alberta and the laws of Canada applicable therein and shall be treated, in all respects, as an Alberta contract.

11.7 Amendments

This Agreement may only be amended by a written instrument signed by the Parties.

11.8 Severability

If any one or more of the provisions or parts thereof contained in this Agreement should be or become invalid, illegal or unenforceable in any respect in any jurisdiction, the remaining provisions or parts thereof contained herein shall be and shall be conclusively deemed to be, as to such jurisdiction, severable therefrom and:

(a) the validity, legality or enforceability of such remaining provisions or parts thereof shall not in any way be affected or impaired by the severance of the provisions or parts thereof severed; and

(b) the invalidity, illegality or unenforceability of any provision or part thereof contained in this Agreement in any jurisdiction shall not affect or impair such provision or part thereof or any other provisions of this Agreement in any other jurisdiction.

11.9 Execution in Counterpart

This Agreement may be executed in any number of counterparts with the same effect as if all signatories to the counterparts had signed one document, all such counterparts shall together constitute, and be construed as, one instrument and each of such counterparts shall, notwithstanding the date of its execution, be deemed to bear the date first above written. Delivery of counterparts may be effected by facsimile transmission.

11.10 Benefit of the Agreement

This Agreement shall enure to the benefit of and be binding upon the respective heirs, executors, administrators, successors and permitted assigns of the Parties. No person other than the Parties and their successors and permitted assigns shall be entitled to any rights or benefits hereunder.

11.11 Assignment

This Agreement may not be assigned by any Party without the prior consent of the other Parties, provided that: (i) Petrowest may assign its rights and obligations under this agreement to an Affiliate of Petrowest if, contemporaneous therewith, such Affiliate of Petrowest agrees to be bound by all representations, warranties, covenants and indemnities of Petrowest hereunder; and (ii) any Shareholder may assign its rights and obligations under this agreement to a person, wholly-owned by one or more Shareholders, that has, subsequent to the date hereof, become a shareholder of the Corporation if, contemporaneous therewith, such person agrees to be bound by all representations, warranties, covenants and indemnities of such Shareholder. For greater certainty, it is agreed that prior to the Closing Time and as a condition of Closing, the Trust shall execute a joinder agreement satisfactory to the Shareholders, acting reasonably, pursuant to which the Trust shall agree to be bound by all representations, warranties, covenants and indemnities of Petrowest hereunder.

11.12 No Partnership

It is not the intent or purpose of the Agreement to create, and this Agreement shall not be construed as creating, any association, partnership or syndicate.

11.13 Reliance

The Parties acknowledge and agree that they have entered into this Agreement in reliance upon each of the representations, warranties, covenants and agreements herein of the other party hereto.

11.14 Acknowledgment Respecting the Administrator

The parties hereto acknowledge that Petrowest Energy Services General Partner Ltd. is entering into this agreement solely in its capacity as administrator on behalf of the Trust and the obligations of the Trust hereunder shall not be personally binding upon Petrowest Energy Services General Partner Ltd. or any registered or beneficial holder of trust units of the Trust or any beneficiary under a plan of which a holder of trust units acts as a trustee or carrier, and that resort shall not be had to, nor shall recourse be sought from, any of the foregoing or the private property of any of the foregoing in respect of any indebtedness, obligation or liability of the Trust arising hereunder or arising in connection herewith or from the matters to which this

agreement relates, if any, including without limitation claims based on negligence or otherwise tortious behavior, and recourse shall be limited to, and satisfied only out of, the "Trust Assets" as defined in the Deed of Trust of the Trust dated as of July 6, 2006, as amended from time to time.

IN WITNESS WHEREOF the parties hereto have executed this Agreement as of the date first above written.

PETROWEST SERVICES LTD.

By: (signed) "*Kenneth N. Drysdale*"
[Name]
[Title]

By: (signed) "*John Paul*"
[Name]
[Title]

PETROWEST ENERGY SERVICES TRUST, by its administrator, **PETROWEST ENERGY SERVICES GENERAL PARTNER LTD.**

By: (signed) "*Kenneth N. Drysdale*"
[Name]
[Title]

By: (signed) "*John Paul*"
[Name]
[Title]

1312372 ALBERTA LTD.

By: (signed) "*Jim Moffatt*"
[Name]
[Title]

(signed) "*Ronald Horrigan*"
Witness

(signed) "*Jim Moffatt*"
JIM MOFFATT

(signed) "*Ronald Horrigan*"
Witness

(signed) "*Lois Moffatt*"
LOIS MOFFATT

JIM MOFFATT CONSTRUCTION LTD.

By: (signed) "*Jim Moffatt*"
Jim Moffatt

921639 ALBERTA LTD.

By: (signed) "*Jim Moffatt*"
[Name]
[Title]

TABLE OF CONTENTS

Tabs

13. Underwriting Agreement dated August 28, 2006 among the Trust, Petrowest Energy Services General Partner Ltd., Kenneth N. Drysdale and Gary Sweetman.

14. Share Purchase Agreement dated May 23, 2006 among Petrowest Services Ltd., 1241145 Alberta Ltd., 1241140 Alberta Ltd., 310423 Alberta Ltd. and Wales Contractors Ltd.

15. Share Purchase Agreement dated May 23, 2006 among Petrowest Services Ltd., 1243654 Alberta Ltd., Ted Moug and Safetymaster Rentals Corporation.

16. Share Purchase Agreement dated May 23, 2006 among Petrowest Services Ltd., 1243545 Alberta Ltd., Dan Fitzpatrick, Fitzpatrick Co. Ltd., and Northern Tractor Sales and Rentals Co. Ltd.

17. Share Purchase Agreement dated May 23, 2006 among Petrowest Services Ltd., Gary Sweetman, Ken Drysdale and Neuwest Equipment Rentals Inc.

18. Share Purchase Agreement dated May 23, 2006 among Petrowest Services Ltd., 1243546 Alberta Ltd., 1243548 Alberta Ltd., Murray Head, Murtron Hauling Ltd., and 815431 Alberta Ltd.

19. Share Purchase Agreement dated May 23, 2006 among Petrowest Services Ltd., 1243537 Alberta Ltd., Roy Larson, Georgie Larson and Roy Larson Construction Ltd.

20. Share Purchase Agreement dated May 23, 2006 among Petrowest Services Ltd., 1243530 Alberta Ltd., Robert Gordon, 332691 Alberta Ltd. and Gordon Bros. Construction Ltd.

21. Share Purchase Agreement dated May 23, 2006 among Petrowest Services Ltd., 1243524 Alberta Ltd., Dennis Geherman, Donna Geherman, Rudy Geherman, Darcy Geherman, 404434 Alberta Corporation, 756169 Alberta Corporation and 756171 Alberta Corporation.

22. Share Purchase Agreement dated May 23, 2006 among Petrowest Services Ltd., 1243539 Alberta Ltd., 1243988 Alberta Ltd., Jake Jay Holdings Ltd., Bernard Reed, Janet Fisher, R Bee Crushing Ltd., Dal Finn Holdings Ltd. and Bernet Ventures Ltd.

23. Share Purchase Agreement dated May 1, 2007 among Petrowest Energy Services Trust, Petrowest Services Ltd., Richard Quigley, Lisa Quigley, Jana Leslie, 490721 B.C. Ltd., 1311563 Alberta Ltd., Quigley Contracting Ltd., 529805 B.C. Ltd. and LMQ Enterprises Ltd.

24. Share Purchase Agreement dated May 1, 2007 among Petrowest Energy Services Trust, Petrowest Services Ltd., Rick Serhan, Lori Serhan, 1300844 Alberta Ltd., and Rick's Mechanical Services Ltd.

25. Share Purchase Agreement dated May 1, 2007 among Petrowest Energy Services Trust, Petrowest Services Ltd., Dave Hall, 506221 Alberta Ltd., and Tri-Dave Gravel Sales Ltd.

26. Share Purchase Agreement dated May 1, 2007 among Petrowest Energy Services Trust, Petrowest Services Ltd., Ray Wardill, Patrick Garrett, Pat Garrett Family Trust, Cutbank Transport Ltd. and Cutbank Trucking Ltd.

27. Share Purchase Agreement dated May 1, 2007 among Petrowest Energy Services Trust, Petrowest Services Ltd., Jim Moffatt, Lois Moffatt, 1312372 Alberta Ltd., Jim Moffatt Construction Ltd. and 921639 Alberta Ltd.

28. Unanimous Shareholder Agreement dated August 29, 2006 among Petrowest Energy Services General Partner Ltd., the Trust, Petrowest Energy Services Business Trust and Petrowest Energy Services Trustee Ltd.

29. Petrowest Transportation LP - Limited Partnership Agreement dated August 29, 2006 among Petrowest Energy Services General Partner Ltd., Petrowest Business Trust and Petrowest Services Ltd.

30. Petrowest Services Rentals LP - Limited Partnership Agreement dated August 29, 2006 among Petrowest Energy Services General Partner Ltd., Petrowest Business Trust and Petrowest Services Ltd.

31. Petrowest Civil Services LP - Limited Partnership Agreement dated August 29, 2006 among Petrowest Energy Services General Partner Ltd., Petrowest Business Trust and Petrowest Services Ltd.

32. Petrowest Construction LP - Limited Partnership Agreement dated August 29, 2006 among Petrowest Energy Services General Partner Ltd., Petrowest Business Trust and Petrowest Services Ltd.

33. Note Indenture dated August 29, 2006 between Petrowest Energy Services Business Trust and Valiant Trust Company.

34. Escrow Agreement dated September 7, 2006.

35. Credit Agreement dated November 8, 2006 among Petrowest Energy Services General Partner Ltd.; Petrowest Construction LP, Petrowest Transportation LP, Petrowest Civil Services LP, Petrowest Services Rentals LP, Petrowest Energy Services Trustee Ltd., Petrowest Services Ltd., Petrowest Energy Services Trust and Petrowest Energy Services Business Trust; The Tortonto-Dominion Bank, Alberta Treasury Branches, The Bank of Nova Scotia, and the banks, financial institutions and others from time to time parties hereto; and The Toronto-Dominion Bank (as Administration Agent for the Lenders).

36. Amended and Restated Credit Agreement dated May 18, 2007 among Petrowest Energy Services General Partner Ltd.; Petrowest Construction LP, Petrowest Transportation LP, Petrowest Civil Services LP, Petrowest Services Rentals LP, Petrowest Energy Services Trustee Ltd., Petrowest Services Ltd., Petrowest Energy Services Trust and Petrowest Energy Services Business Trust; The Toronto-Dominion Bank, Alberta Treasury Branches, The Bank of Nova Scotia and the banks, financial institutions and others from time to time parties hereto; The Toronto-Dominion Bank (as Lead Arranger and Bookmanager); and The Toronto-Dominion Bank (as Administration Agent for the Lenders).

37. Business Acquisition Report filed pursuant to Form 51-102F4 dated October 18, 2006 regarding the Trust's acquisition of nine oil and gas services businesses pursuant to share purchase agreements. The acquisition was completed on September 7, 2006.

38. Business Acquisition Report filed pursuant to Form 51-102F4 dated August 1, 2007 regarding the Trust's acquisition of five private construction and transportation businesses.

39. President's Letter to the Unitholders dated March 22, 2007 regarding the Trust's financial and operational results.

UNANIMOUS SHAREHOLDER AGREEMENT

THIS AGREEMENT is made effective the 29th day of August, 2006.

AMONG:

PETROWEST ENERGY SERVICES GENERAL PARTNER LTD., a corporation incorporated under the laws of the Province of Alberta (the "**Corporation**")

\- and -

PETROWEST ENERGY SERVICES TRUST, an unincorporated, open-ended, limited purpose mutual fund trust established and governed by the laws of the Province of Alberta (the "**Trust**")

\- and -

PETROWEST ENERGY SERVICES BUSINESS TRUST, an unincorporated, open-ended, limited purpose mutual fund trust established and governed by the laws of the Province of Alberta (the "**Business Trust**")

\- and -

PETROWEST ENERGY SERVICES TRUSTEE LTD., a corporation incorporated under the laws of the Province of Alberta (the "**Business Trustee**")

WHEREAS the Trust is an unincorporated, open-ended, limited purpose mutual fund trust created under the laws of the Province of Alberta pursuant to the Deed of Trust;

AND WHEREAS the Business Trust is an unincorporated, open-ended, limited purpose mutual fund trust created under the laws of the Province of Alberta pursuant to a deed of trust dated August 29, 2006;

AND WHEREAS the Trust holds all the issued and outstanding trust units of Business Trust;

AND WHEREAS the authorized and issued capital of the Corporation consists of an unlimited number of Class A Common Shares, an unlimited number of Class B Common Shares and an unlimited number of Class A Preferred Shares, of which 400 Class A Common Shares are issued and outstanding and held by the Business Trust;

AND WHEREAS the Parties wish to establish the rights and obligations of the Trust in respect of the Shares now or hereafter owned by them and in respect of certain other governance matters as hereinafter set forth;

AND WHEREAS the Parties intend that this Agreement shall operate and be construed as a unanimous shareholder agreement under the Act;

AND WHEREAS the Parties have agreed to do all such things as may be necessary in order to give effect to this Agreement;

NOW THEREFORE THIS AGREEMENT WITNESSETH THAT, in consideration of the premises and the mutual covenants and agreements hereinafter contained and other good and valuable consideration (the receipt and sufficiency of which is hereby acknowledged), the Parties agree as follows:

ARTICLE 1
INTERPRETATION

1.1 The Parties agree that the recitals form an integral part of this Agreement.

1.2 In this Agreement unless there is something in the subject matter or context inconsistent therewith:

(a) "**Act**" means the *Business Corporations Act,* R.S.A. 2000, C.B-9, as amended from time to time;

(b) "**Agreement**" means this unanimous shareholder agreement and any agreements or schedules supplemental or ancillary hereto;

(c) "**appoint**" includes "**elect**" and vice versa;

(d) "**Articles**" means the articles of incorporation of the Corporation, as the same may be amended or amended and restated from time to time;

(e) "**By-Laws**" means the by-laws of the Corporation from time to time in force and effect;

(f) "**Deed of Trust**" means the deed of trust made as of July 6, 2006, providing for the establishment of the Trust, as the same may be amended from time to time;

(g) "**Director**" means a director of the Corporation;

(h) "**Parties**" means the parties to this Agreement from time to time;

(i) "**Person**" means an individual, corporation, partnership, trustee, syndicate, entity, association or unincorporated organization, and words importing persons have a similar meaning;

(j) "**Shareholders**" means the holders of the Shares;

(k) **"Shares"** means the shares of the Corporation of any class from time to time outstanding which, as of the date hereof, consist of 400 Class A Common Shares held by the Business Trust;

(l) **"Trust Nominees"** means, initially, Kenneth N. Drysdale, D. Hugh Gillard, Rene Amirault and Gerald A. Romanzin, and thereafter means those Directors who from time to time are nominated by the Business Trustee; and

(m) **"Unitholders"** means the holders from time to time of one or more trust units of the Trust.

1.3 In this Agreement, words importing a singular number shall include the plural and vice versa and words importing the masculine gender shall include the feminine or neuter gender and vice versa where the context so requires.

1.4 The division of this Agreement into Articles and Sections and the Article and Section headings are for convenience of reference only and shall not affect the interpretation or construction of this Agreement.

ARTICLE 2
EFFECT AND IMPLEMENTATION OF AGREEMENT

2.1 This Agreement constitutes a unanimous shareholder agreement within the meaning of the Act in respect of the Corporation.

2.2 In the event of any conflict between the provisions of this Agreement on the one hand, and the Articles or By-laws on the other, the provisions of this Agreement shall govern. The Shareholders agree to vote or to cause to be voted the Shares owned by them so as to cause the Articles or By-laws, or both, as the case may be, to be amended to resolve any such conflict in favour of the provisions of this Agreement.

2.3 The Corporation by its execution hereof acknowledges that it has actual notice of the terms of this Agreement, consents hereto and hereby covenants with the Shareholders that it will at all times during the term of this Agreement be governed by the terms and provisions hereof in carrying out its business and affairs and, accordingly, shall give or cause to be given such notices, execute or cause to be executed such documents and do or cause to be done all such acts, matters and things as may from time to time be necessary or required to carry out the terms and intent hereof.

2.4 The Parties hereto acknowledge that the Business Trustee is entering into this Agreement in its capacity as trustee on behalf of the Business Trust and the obligations of the Business Trust hereunder shall not be personally binding upon any of the Business Trustee or any of the Unitholders of the Trust and that any recourse against the Trust, Business Trustee or any Unitholder in any manner in respect of any indebtedness, obligation or liability of the Trust, the Business Trustee or Business Trust arising hereunder or arising in connection herewith or from the matters to which this Agreement relates, if any, including without limitation claims based on

negligence or otherwise tortious behaviour, shall be limited to, and satisfied only out of, the assets of the Trust and Business Trust.

ARTICLE 3
DIRECTORS

3.1 Number and Term

(a) At any time, the number of Directors shall be determined by the Directors.

(b) The term of office of each Director commences from the date on which he/she is appointed as a Director and continues until such individual resigns as a Director, dies or ceases to be qualified to act as a director of the Corporation pursuant to the laws of Canada or the Act, or until a successor Trust Nominee is nominated by the Business Trustee. If required, the Shareholders shall take all requisite action to remove a Director who has ceased to be a Trust Nominee.

3.2 Directors

(a) At the date hereof, the Directors shall be Kenneth N. Drysdale, D. Hugh Gillard, Rene Amirault and Gerald A. Romanzin, each a Trust Nominee.

(b) At all times from the date of this Agreement, the Directors shall be the Trust Nominees appointed in accordance with instructions provided by the Business Trustee to the Shareholders and the Corporation.

3.3 Appointment of Directors

(a) The Shareholders shall vote the Shares at a duly called meeting of shareholders of the Corporation, or by written consent resolution, in order to elect or appoint the Trust Nominees, as applicable and give effect to Section 3.2.

(b) Promptly following the nomination of one or more Trust Nominees by the Business Trustee in the manner provided for in this Agreement, the Shareholders shall take, or cause to be taken, all such action as is necessary to elect or appoint such Trust Nominees as Directors.

(c) Notwithstanding Section 3.3(a), the Business Trustee may ensure the appointment of the Trust Nominees by providing written notice to the Shareholders and the Corporation setting forth the name(s) of the Trust Nominees, and upon receipt of such written notice the Shareholders shall immediately appoint the Trust Nominees as Directors.

(d) An act of a Director is valid notwithstanding any irregularity in the election or appointment of the Director or a defect in the qualifications of the Director.

3.4 If a vacancy in the board of Directors occurs between meetings of shareholders of the Corporation, then a quorum of Directors may fill the vacancy pursuant to the provisions of the Act.

3.5 The Directors may, between annual general meetings, appoint one or more additional Directors of the Corporation to serve until the next annual general meting, but the number of additional Directors shall not at any time exceed 1/3 of the number of directors who held office at the expiration of the last annual meeting of the Corporation.

3.6 The Directors may give special consideration to the interests of the Unitholders in determining whether a particular transaction or course of action is in the best interests of the Corporation.

3.7 All matters pertaining to the calling, holding and conduct of meetings of the Directors shall be as prescribed in the Articles and Bylaws of the Corporation and pursuant to applicable law.

ARTICLE 4
VOTING

4.1 The Shareholders shall, except as otherwise permitted herein, vote the Shares at any and all meetings of the shareholders of the Corporation in the manner to comply with, and give effect to, the terms and conditions of this Agreement.

4.2 Except as permitted by the Directors with the prior approval of the Business Trustee, the Shareholders shall not transfer any Shares to any Person.

ARTICLE 5
WAIVER

5.1 To the extent permitted by law, the Shareholders waive each and every provision contained in the Articles or By-laws insofar as they may conflict with the provisions of this Agreement.

ARTICLE 6
SUBSEQUENT PARTIES TO THIS AGREEMENT

6.1 Any Person who shall hereafter become the registered owner of one or more Shares shall, prior to becoming such registered holder, execute one or more counterparts of this Agreement (whether or not the same has previously been executed by any other Person(s)) and shall thereafter be entitled to all of the benefits of and be bound by the terms and conditions of this Agreement in the same manner as if it had been an original party hereto.

ARTICLE 7
TERM OF AGREEMENT

7.1 This Agreement shall be in effect until terminated, cancelled or amended in writing by the mutual agreement of the Parties.

ARTICLE 8
GENERAL PROVISIONS

8.1 Each Party covenants and agrees to execute or cause to be done or executed all such further and other acts, deed, things, instruments and assurances whatsoever for the better or more perfect and absolute performance of the terms and conditions of this Agreement.

8.2 Each communication provided for in this Agreement or arising in connection therewith (including the service of any documents or notices as may be required by any court or judge or by any court proceedings) shall be in writing and shall be delivered to the Parties addressed as follows:

if to the Corporation, the Trust, the Business Trust or the Business Trustee:

c/o Petrowest Energy Services General Partner Ltd.
Suite 204, 10605 Westside Drive
Grande Prairie, Alberta T8V 8E6

Attention: President
Fax: (780) 830-0882

Each party may change its mailing or delivery address by giving to the other parties written notice to that effect.

8.3 Each such communication shall be deemed to have been given to and received by the addressee when delivered.

8.4 Without restricting the generality of the foregoing, the holder of any Shares now owned or hereinafter acquired by any Person shall have the benefits granted to such holder under this Agreement and shall be subject to the obligations imposed by this Agreement on such holder.

8.5 This Agreement may be executed in any number of counterparts with the same effect as if all the parties hereto signed the same document. All counterparts shall be construed together and shall constitute one instrument.

8.6 Notwithstanding the place of negotiation or execution of this Agreement or the province of residence of any of the parties hereto or of any of the Unitholders, it is agreed that this Agreement shall be interpreted and construed in accordance with the laws of the Province of Alberta and the federal laws of Canada applicable therein and the Parties hereby attorn to the exclusive jurisdiction of the courts of the Province of Alberta.

8.7 Should any portion of this Agreement be judicially held to be invalid or unenforceable, such holding shall not invalidate or void the remainder of this Agreement, and the Parties hereby agree that the parts so held to be invalid or unenforceable shall be deemed to have been stricken herefrom with the same force and effect as if such part or parts had never been included herein or had always been revised and reduced in scope so as to be valid and enforceable, as the case may be.

8.8 This Agreement shall enure to the benefit of and be binding upon the Parties, their respective heirs, executors, administrators, successors and assigns.

8.9 Any and all certificates representing Shares now or hereafter owned by the Shareholders during the currency of this Agreement (whether such certificates are issued initially or with respect to a transfer or otherwise) shall have endorsed thereon in bold type the following legend:

> "THE SHARES REPRESENTED BY THIS CERTIFICATE ARE SUBJECT TO THE PROVISIONS OF A UNANIMOUS SHAREHOLDER AGREEMENT, WHICH AGREEMENT CONTAINS RESTRICTIONS RELATING TO THE VOTING, TRANSFER, HYPOTHECATION OR OTHER DISPOSITION OF SUCH SHARES AND NOTICE OF THE TERMS AND CONDITIONS OF SUCH AGREEMENT IS HEREBY GIVEN."

8.10 Time shall be of the essence of this Agreement.

IN WITNESS WHEREOF the Parties hereto have executed and delivered this Agreement as of the day of the year first written above.

PETROWEST ENERGY SERVICES GENERAL PARTNER LTD.

Per: *"Ken Drysdale"*

PETROWEST ENERGY SERVICES TRUST, by its Administrator, Petrowest Energy Services General Partner Ltd.

Per: *"Ken Drysdale"*

PETROWEST ENERGY SERVICES BUSINESS TRUST, by its Administrator, Petrowest Energy Services General Partner Ltd.

Per: *"Ken Drysdale"*

PETROWEST ENERGY SERVICES TRUSTEE LTD.

Per: *"Ken Drysdale"*

PETROWEST TRANSPORTATION LP

LIMITED PARTNERSHIP AGREEMENT

August 29, 2006

TABLE OF CONTENTS

This Limited Partnership Agreement made as of the 29th day of August, 2006.

AMONG:

PETROWEST ENERGY SERVICES GENERAL PARTNER LTD., a body corporate incorporated under the laws of the Province of Alberta (**"Petrowest GP"** or the **"General Partner"**)

AND

PETROWEST BUSINESS TRUST, a trust formed under the laws of the Province of Alberta, by its trustee, Petrowest Energy Services Trustee Ltd., (the **"Business Trust"**)

AND

PETROWEST SERVICES LTD., a body corporate amalgamated under the laws of the Province of Alberta (**"Acquisitionco"**)

AND

Each of those persons who from time to time is accepted as and becomes a limited partner of the partnership formed pursuant to this Agreement in accordance with the terms and conditions of this Agreement (individually, a **"Limited Partner"** and collectively, the **"Limited Partners"**)

WHEREAS the General Partner and Acquisitionco formed a limited partnership under the firm name **"Petrowest Transportation LP"** on August 18, 2006;

AND WHEREAS the General Partner made an initial capital contribution to the Partnership of $100.00 and Acquisitionco made an initial capital contribution to the Partnership of $10.00 upon formation of the Partnership;

AND WHEREAS the parties hereto wish to continue the Partnership pursuant to this Agreement;

NOW THEREFORE THIS AGREEMENT WITNESSES that in consideration of the covenants, representations and agreements contained herein, and other good and valuable consideration (the receipt and sufficiency of which is hereby acknowledged), the parties agree as follows:

ARTICLE I
DEFINITIONS AND INTERPRETATION

1.1 Definitions

In this Agreement including the recitals hereto, unless the context otherwise requires:

(a) **"Affiliate"** has the meaning set forth in the *Securities Act* (Alberta);

(b) **"Agreement"** means this agreement, including the Schedules to this agreement, as amended or supplemented from time to time, and "herein", "hereby", "hereof", "hereunder", "hereto" and similar expressions mean or refer to this Agreement and not to any particular provision of this Agreement;

(c) **"Annual Class C Preferred Return"** means, for a Fiscal Year, an amount equal to the Class C Preferred Return Rate multiplied by the aggregate Class C Preferred Stated Value issued and outstanding on December 31 of that Fiscal Year;

(d) **"Capital Contribution"** means, with respect to any Partner, the amount of capital contributed by such Partner to the Partnership, whether in cash or property;

(e) **"Certificate"** means the certificate in respect of the Partnership filed pursuant to the Partnership Act as it may be amended or restated from time to time in accordance with all notices to amend such certificate filed and recorded as aforesaid;

(f) **"Class A GP Distributions"** means, in respect of any Distribution Period, for the aggregate of all Class A GP Units outstanding as of the Distribution Record Date, an amount equal to 0.001% of the Net Income of the Partnership after payment of the Class C Preferred Distributions;

(g) **"Class A GP Units"** means Class A general partner units of the Partnership having the rights, privileges and restrictions set forth in Section 4.2 hereof;

(h) **"Class B Common Distributions"** means, in respect of any Distribution Period, for the aggregate of all Class B Common LP Units outstanding as of the Distribution Record Date:

  (i) if the General Partner also declares payable the Class A GP Distributions to holders of Class A GP Units for that Distribution Period, an amount equal to 99.999% of the Net Income of the Partnership for the Distribution Period after payment of the Class C Preferred Distributions; and

  (ii) if the General Partner does not declare payable the Class A GP Distributions to holders of Class A GP Units for that Distribution Period, an amount equal to 100% of the Net Income of the Partnership for the Distribution Period after payment of the Class C Preferred Distributions;

(i) **"Class B Common LP Units"** means Class B common limited partner units of the Partnership having the rights, privileges and restrictions set forth in Section 4.3 hereof;

(j) "**Class C Preferred Distributions**" means, in respect of any Distribution Period, for each Class C Preferred LP Unit outstanding as of the Distribution Record Date, an amount equal to 1/12 of: (i) the Class C Preferred Stated Value; multiplied by (ii) the Class C Preferred Return Rate;

(k) "**Class C Preferred Distribution Accrual Account**" has the meaning set forth in Section 5.3;

(l) "**Class C Preferred LP Units**" means Class C preferred limited partner units of the Partnership having the rights, privileges and restrictions set forth in Section 4.4 hereof;

(m) "**Class C Preferred Return Rate**" means 12.1%;

(n) "**Class C Preferred Stated Value**" means $1.00 per Class C Preferred LP Unit;

(o) "**Distribution Payment Date**" means the date specified by the General Partner as the applicable Distribution Record Date, or a day within 30 days after the applicable Distribution Record Date;

(p) "**Distribution Period**" means the period commencing on the first day of each calendar month, or such other date as may be determined from time to time by the General Partner, and ending on the last day of a calendar month, or such other date as may be determined from time to time by the General Partner;

(q) "**Distribution Record Date**" means the 10th day of each calendar month or such other date as may be determined from time to time by the General Partner, except that December 31 shall in all cases be a Distribution Record Date;

(r) "**Extraordinary Resolution**" means a resolution, passed at a duly convened meeting of Limited Partners, or any adjournment thereof, called to consider the resolution by a majority of not less than 66 2/3% of the votes cast by Limited Partners at the meeting, or adjournment, who are entitled to vote with respect to such resolution or a resolution in writing signed in one or more counterparts by Limited Partners holding not less than 66 2/3% of the votes entitled to vote with respect to such resolution at a meeting;

(s) "**Fiscal Year**" means the Fiscal Year of the Partnership as set out in Section 6.5, as the same may be amended from time to time in accordance herewith;

(t) "**GAAP**" means the generally accepted accounting principles from time to time approved by the Canadian Institute of Chartered Accountants, or any successor institute, applicable as at the date on which such calculation is made or required to be made in accordance with generally accepted accounting principles applied on a basis consistent with preceding years;

(u) "**General Partner**" means Petrowest Energy Services General Partner Ltd. and each other party who becomes an additional or substituted General Partner pursuant to the terms and conditions of this Agreement;

(v) "**Limited Partners**" means Acquisitionco, the Business Trust and each of those persons who from time to time is accepted as and becomes a limited partner of the Partnership in accordance with the terms and conditions of this Agreement;

(w) "**Net Income**" or "**Net Loss**" means, with respect to any period, the gross revenue of the Partnership from all sources, interest and other income for the period (including any gain or loss derived or sustained by the Partnership from any disposition of any capital property of the Partnership and all other items of income, gain, proceeds of disposition and recapture) less all expenses properly incurred or accrued by or on behalf of the Partnership, capital losses, and other losses for tax purposes and all other items of loss, deduction and credit, all as determined by the General Partner in accordance with GAAP;

(x) "**Ordinary Resolution**" means a resolution, passed at a meeting of Limited Partners, or any adjournment thereof, called to consider the resolution by a simple majority of more than 50% of the votes cast by Limited Partners at the meeting, or adjournment, who are entitled to vote with respect to such resolution or a resolution in writing signed in one or more counterparts by Limited Partners holding more than 50% of the votes entitled to vote with respect to such resolution at a meeting;

(y) "**Partners**" means the General Partner and the Limited Partners and "**Partner**" means any one of them;

(z) "**Partnership**" means Petrowest Construction Limited Partnership, a limited partnership formed on August 15, 2006 and continued pursuant to the terms of this Agreement;

(aa) "**Partnership Act**" means the *Partnership Act* (Alberta) R.S.A. 2000, c. P-3;

(bb) "**Partnership Business**" has the meaning set forth in Section 3.1;

(cc) "**Partnership Property**" means the property and property interests (whether real or personal, vested or contingent, tangible or intangible) held by or for the benefit of the Partnership at any time and from time to time;

(dd) "**Person**" means any individual, partnership, limited partnership, joint venture, syndicate, sole proprietorship, company or corporation with or without share capital, unincorporated association, incorporated or unincorporated, society trust, trustee, executor, administrator or other legal personal representative, regulatory body or agency, government or governmental agency, authority or entity however designated or constituted;

(ee) "**Redemption Date**" means:

(i) in the case of a redemption at the option of the Partnership pursuant to Section 4.5(a)(i), the date (which shall not be fewer than 10 days after written notice of such redemption is provided to the holders of Class C Preferred LP Units) established by the General Partner for the redemption by the Partnership of Class C Preferred LP Units; and

(ii) in the case of a redemption at the option of the holder of Class C Preferred LP Units pursuant to Section 4.5(a)(ii), the date (which shall not be later than 30 days after such holder's request for redemption) established by the General Partner for the redemption by the Partnership of such holder's Class C Preferred LP Units;

(ff) "**Redemption Price**" has the meaning set forth in Section 4.5(a)(i);

(gg) **"Register"** means the register of Partners maintained or caused to be maintained pursuant to Section 6.9;

(hh) **"Registrar and Transfer Agent"** means the registrar and transfer agent for the Partnership referred to in Section 6.9;

(ii) **"Tax Act"** means the *Income Tax Act* (Canada) R.S.C. 1985, c.1 (5th Supp);

(jj) **"Unit"** means a Class A GP Unit, a Class B Common Unit or a Class C Preferred LP Unit, or all or any of them, as the context requires, which represents an interest in the Partnership as provided for in this Agreement and having the rights, privileges, restrictions and conditions set forth herein; and

(kk) **"Unit Certificate"** means a certificate representing ownership of one or more Units, which certificate shall be substantially in the form attached hereto as Schedule A or such other form as is approved from time to time by the General Partner.

1.2 Schedules

The following Schedule forms part of this Agreement:

Schedule A Form of Unit Certificate

Schedule B Business of the Partnership

1.3 Interpretation

(a) Headings: The division of this Agreement into Articles, Sections, subsections and paragraphs and the insertion of headings are for convenience of reference only and shall not affect in any way the meaning or interpretation of this Agreement.

(b) Section References: Unless the contrary intention appears, references in this Agreement to an Article, Section, subsection, paragraph or Schedule by number or letter or both refer to the Article, Section, subsection, paragraph or Schedule, respectively, bearing that designation in this Agreement.

(c) Gender, Plural, Derivatives: In this Agreement, unless the context otherwise requires, words importing the singular include the plural and vice versa; and words importing gender include all genders. If a word is defined in this Agreement, unless the context otherwise requires, a derivative of that word shall have a corresponding meaning.

(d) Date for Actions: In the event that the date on which any action is required to be taken hereunder by any of the parties is not a business day in the place where the action is required to be taken, such action shall be required to be taken on the next succeeding day which is a business day in such place.

(e) Statutes: References in this Agreement to any statute or sections thereof shall include such statute as amended or substituted and any regulations promulgated thereunder from time to time in effect.

(f) Currency: Unless otherwise stated, all references in this Agreement to sums of money are expressed in lawful money of Canada.

(g) Arm's Length: Persons shall be deemed to be acting "at arm's length" with one another if they would be at arm's length for purposes of the Tax Act.

ARTICLE II
THE PARTNERSHIP

2.1 Continuation of Partnership

The General Partner, Acquisitionco, and the Business Trust hereby agree that the Partnership shall be continued pursuant to this Agreement and that the Partnership shall be a limited partnership governed by the laws of the Province of Alberta and the terms and conditions of this Agreement.

2.2 Name

The name of the Partnership shall be **"Petrowest Transportation LP"**, or such other name or names as the General Partner may determine from time to time of which notice to amend the Certificate is filed and recorded pursuant to the Partnership Act.

2.3 Principal Office

The principal office of the Partnership shall be located at Suite 204, 10605 Westside Drive Grande Prairie, Alberta, T8V 8E5. The General Partner may change the principal office of the Partnership to such other office or offices in such city as the General Partner may from time to time determine provided that the General Partner gives notice of such change to the Limited Partners. The General Partner may establish such other place or places of Partnership Business as it may determine from time to time.

ARTICLE III
PARTNERSHIP BUSINESS

3.1 Partnership Business

The Partnership is formed for the purpose set out in Schedule B and such other businesses as the board of directors of the General Partner may determine, and activities ancillary and incidental thereto, whether carried on directly or indirectly or through another Person (the "**Partnership Business**").

3.2 Powers

The purpose of the Partnership set forth in Section 3.1 shall be construed as both the purpose of, and the basis for power of, the Partnership and the General Partner hereunder. The Partnership shall have, without limitation, the power to do, or cause to be done, any and all acts and things necessary, convenient or incidental to the accomplishment of the purpose of the Partnership and any means by which the purpose of the Partnership may be accomplished shall not limit or be construed so as to limit the powers which may be exercised by the Partnership.

ARTICLE IV
UNITS, CAPITAL CONTRIBUTIONS AND ADMISSION OF NEW PARTNERS

4.1 Division into Units

The Partnership is authorized to issue:

(a) one class of Units, to be designated as "Class A GP Units", in an unlimited number;

(b) one class of Units, to be designated as "Class B Common LP Units", in an unlimited number; and

(c) one class of Units, to be designated as "Class C Preferred LP Units", in an unlimited number,

such Units having attached thereto the rights, privileges, restrictions and conditions set forth in this Agreement.

4.2 Attributes of Class A GP Units

The Class A GP Units may only be issued to the General Partner and any other Person who may become a general partner and shall represent an undivided 0.001% interest in the Partnership with the following rights, privileges, restrictions and conditions, as a class, as more particularly described in this Agreement:

(a) the right to receive the Class A GP Distributions declared payable by the General Partner from time to time; and

(b) on a distribution of Partnership Property in the event of the liquidation, dissolution or winding-up of the Partnership, the right to receive an amount equal to 0.001% of all remaining property and assets of the Partnership upon dissolution, *pro rata* with the holders of Class B Common LP Units, if any, after deducting therefrom, all amounts payable to the holders of Class C Preferred LP Units as described in Section 4.4(c) of this Agreement.

4.3 Attributes of Class B Common LP Units

The Class B Common LP Units shall represent an undivided interest in the Partnership with the following rights, privileges restrictions and conditions, as more particularly described in this Agreement:

(a) the right to one vote for each Class B Common Unit on any Ordinary Resolution or Extraordinary Resolution of the Limited Partners;

(b) the right to receive the Class B Common Distributions declared payable by the General Partner from time to time; and

(c) on a distribution of Partnership Property in the event of the liquidation, dissolution or winding-up of the Partnership, the right to receive an amount equal to 99.999% of all remaining property and assets of the Partnership upon dissolution, *pro rata* with the holders of Class A GP Units, if any, after deducting therefrom, all amounts payable to the holders of Class C Preferred LP Units as described in Section 4.4(c) of this Agreement.

4.4 Attributes of Class C Preferred LP Units

The Class C Preferred LP Units shall represent an interest in the Partnership with the following rights and privileges restrictions and conditions, as more particularly described in this Agreement:

(a) the right to one vote, separately as a class, for each Class C Preferred LP Unit on any Extraordinary Resolution of the Limited Partners to:

(i) modify any existing class of Units or create a new class of units having the right to receive distributions of the Partnership (including on liquidation and dissolution) in priority to the Class C Preferred LP Units;

(ii) dissolve the Partnership, as contemplated in Section 12.2(c); or

(iii) modify, amend, or change the rights, privileges and restrictions applicable to the Class C Preferred LP Units;

(b) the right to receive the Annual Class C Preferred Return upon and subject to the terms of this Agreement; and

(c) on a distribution of Partnership Property in the event of the liquidation, dissolution or winding-up of the Partnership, the right to receive an amount equal to the lesser of:

(i) all remaining property and assets of the Partnership on dissolution; and

(ii) the sum of the following amounts:

(A) an amount equal to the Class C Preferred Distribution Accrual Account;

(B) the Class C Preferred Stated Value of each Class C Preferred LP Unit issued and outstanding; and

(C) the Annual Class C Preferred Return, pro-rated for any period in which the Annual Class C Preferred Return has not been declared.

4.5 Redemption of Class C Preferred LP Units

(a) Subject to the further terms and provisions of this Section 4.5:

(i) the Partnership, shall have the right, at any time, and from time to time, by written notice to the holders of Class C Preferred LP Units, to redeem all or any portion of the Class C Preferred LP Units (if less than all, the Partnership may only redeem such Class C Preferred LP Units on a *pro rata* basis among all holders of Class C Preferred LP Units), at a price per Class C Preferred LP Unit (the "Redemption Price") equal to:

(A) the Class C Preferred Stated Value; plus

(B) that proportion of the Class C Preferred Distribution Accrual Account attributable to such Class C Preferred LP Unit as at the Redemption Date (based upon the percentage that the Class C Stated Value of the Class C Preferred LP Unit to be redeemed bears to the aggregate of the Class C

Stated Value of all of the Class C Preferred LP Units then outstanding); plus

(C) the Class C Preferred Distribution, pro-rated for any period up to the Redemption Date in which the Annual Class C Preferred Return has not been declared; and

(ii) a holder of Class C Preferred LP Units shall have the right, at any time, and from time to time, by written notice to the General Partner, to require the Partnership to redeem all or any portion of such holder's Class C Preferred LP Units at the Redemption Price.

(b) A written notice by the Partnership of its intent to redeem Class C Preferred LP Units shall specify: (i) the Redemption Date; (ii) the Redemption Price; (iii) the number of Class C Preferred LP Units to be redeemed; (iii) the manner of payment thereof; and (iv) that on the Redemption Date, the holder of Class C Preferred LP Units shall cease to be a holder of such Class C Preferred LP Units to be redeemed and shall not be entitled to exercise any of the rights of holders in respect thereof, other than the right to receive the Redemption Price attributable thereto.

(c) A written notice by a holder of Class C Preferred LP Units to require the Partnership to redeem the Class C Preferred LP Units shall: (i) specify the number of Class C Preferred LP Units to be redeemed; (ii) be accompanied by the unit certificates representing such Class C Preferred LP Units; (iii) contain an acknowledgement that on the Redemption Date, such holder shall cease to be a holder of those Class C Preferred LP Units requested to be redeemed and shall not be entitled to exercise any of the rights of holders in respect thereof, other than the right to receive the Redemption Price attributable thereto.

(d) On the Redemption Date, the Partnership shall deliver or cause to be delivered, the Redemption Price against delivery to it of the unit certificates representing the Class C Preferred LP Units to be redeemed. If a part only of the Class C Preferred LP Units represented by a unit certificate are to be redeemed, a new certificate for the balance shall be issued at the expense of the Partnership.

(e) In the case of a request for redemption by a holder of Class C Preferred LP Units, the Redemption Price shall be paid by cheque payable in lawful money of Canada and shall be available for pick-up by the holder thereof at the head offices of the Partnership, or shall be paid by such other reasonable means as the General Partner and such holder shall agree.

(f) Notwithstanding anything to the contrary contained herein, the General Partner may not establish a Redemption Date unless the Partnership has available cash or available credit facilities to permit redemption of the Class C Preferred LP Units and, in such event, upon receipt by the General Partner of a request for redemption by a holder of Class C Preferred LP Units, the General Partner shall return the unit certificates representing the Class C Preferred LP Units requested to be redeemed to the holder thereof and advise such holder, in writing, that the General Partner is not able, at that time, to establish a Redemption Date pursuant to the terms of this Agreement.

4.6 General Partner Contribution

(a) The parties to this Agreement acknowledge that the General Partner has previously made a Capital Contribution to the Partnership of $100.00 and such amount shall be credited to the capital account for the General Partner and the Partnership shall issue 100 Class A GP Units to the General Partner in respect of such Capital Contribution.

(b) The General Partner shall not, and shall not be required to, make any further Capital Contribution to the Partnership, except as provided herein.

4.7 Limited Partner Contributions

(a) Concurrently herewith Business Trust shall contribute $100.00 to the Partnership, and upon such Capital Contribution being made, the capital account for Business Trust shall be credited with $100.00 and the Partnership shall issue 100 Class B Common LP Units to Business Trust.

(b) The parties to this Agreement acknowledge that Acquisitionco has previously made a Capital Contribution to the Partnership of $10.00 and such amount shall be credited to the capital account for Acquisitionco and the Partnership shall issue 10 Class C Preferred LP Units to Acquisitionco in respect of such Capital Contribution.

4.8 Issue of Units and Admission of Limited Partners

The General Partner may, subject to this Section 4.8, admit additional general partners and Limited Partners by the issue of Units from time to time and there shall be no limit on the maximum number of Units that may be issued hereunder. Each person subscribing for Units must complete, execute and deliver to, or to the order of, the General Partner a subscription and power of attorney, in form and substance satisfactory to the General Partner, together with the subscription price therefore and any other documents necessary to comply with applicable securities laws and terms and conditions of issue. A subscriber for Units shall become a general partner or a Limited Partner upon the acceptance by the General Partner of its subscription and power of attorney and such other documents in compliance by the Limited Partner with this Section 4.8, to the satisfaction of the General Partner and, to the extent applicable, the amendment of the Certificate to include the subscriber as a Limited Partner in accordance with the Partnership Act and, thereupon, the Limited Partners hereby consent to the admission of, and will admit, additional general partners and Limited Partners to the Partnership without further act of the Partners.

4.9 Amendment of Certificate

Upon compliance with the other terms and conditions of this Agreement, the General Partner shall amend the Certificate in accordance with the Partnership Act to include the name of each additional person intended to become a Limited Partner as a Limited Partner, the amount and conditions of such person's contribution to the capital of the Partnership and such other information as is required to be stated in the Certificate and shall make such other filings and recordings as may be required by law.

4.10 Refusal of Subscriptions

Subject to Section 4.11 hereof, the General Partner may, for any reason in its discretion, refuse to accept any subscription for a Unit. In the event of any such refusal or in the event of the acceptance of a subscription and power of attorney, but a failure to amend the Certificate in accordance with the

Partnership Act to include the subscriber as a Limited Partner, the General Partner shall cause the return of the subscription and power of attorney, accompanying documents and any contribution of capital to the subscriber.

4.11 Subscription for Additional Units by Limited Partners

Each Limited Partner shall have the right to subscribe for additional Units hereunder in accordance with the terms and conditions hereof, provided that the issuance of such Units is exempt from the prospectus and registration requirements of applicable securities laws and otherwise in compliance with such laws and such Limited Partner provides satisfactory evidence to the General Partner in respect thereof.

4.12 Issue of a Fraction of Unit

A Unit may be divided or split into fractions.

ARTICLE V
ACCOUNTS, ALLOCATIONS AND DISTRIBUTIONS

5.1 Capital Accounts

The General Partner shall establish and maintain on the books of the Partnership a capital account for each class of Units held by each of the Partners, which account shall be credited with each contribution to the capital of the Partnership made by the Partner and credited or debited, as the case may be, with amounts of capital allocated or distributed to the Partner from time to time.

5.2 Current Accounts

The General Partner shall establish and maintain on the books of the Partnership a current account for each of the Partners, which account shall be credited with all amounts, other than capital, in respect of which Partners are entitled to be credited, and debited with all amounts, other than capital, in respect of which Partners are to be charged pursuant to this Agreement. The interest of a Partner in the Partnership shall not terminate by reason of a negative or zero balance in any accounts maintained on the books of the Partnership with respect to such Partner.

5.3 Class C Preferred Distribution Accrual Account

The General Partner shall establish and maintain on the books of the Partnership, an account (the **"Class C Preferred Distribution Accrual Account"**), which account shall be:

(a) credited with the amount by which the Annual Class C Preferred Return in any Fiscal Year exceeds the Net Income of the Partnership in that Fiscal Period; and

(b) debited by the amount, if any, declared payable pursuant to Section 5.8(a)(ii).

5.4 No Interest Payable on Accounts

Except as provided herein, no Partner has the right to receive interest on any credit balance in accounts maintained on the books of the Partnership and no Partner is liable to pay interest to the Partnership on any deficit in any accounts maintained on the books of the Partnership.

5.5 Withdrawal

No Partner has the right to withdraw any of its Capital Contribution or any other amount or to receive any cash or other distribution from the Partnership except as provided for in this Agreement and except as permitted by law.

5.6 Return of Capital

No Partner shall be entitled to a return, or to demand a return, of any of such Partner's Capital Contribution or entitled to any distribution or allocation thereof except upon the dissolution of the Partnership or with the approval of the Limited Partners by Extraordinary Resolution.

5.7 Monthly Distributions

(a) Unless otherwise determined by the General Partner, the General Partner shall declare payable to the holders of Class A GP Units, the Class B Common LP Units and the Class C Preferred LP Units, as applicable, for a Distribution Period ending on the last day of every month:

(i) first, the Class C Preferred Distributions;

(ii) second, the Class B Common Distributions; and

(iii) third, the Class A GP Distributions, if applicable,

provided that, the General Partner may not declare payable, for any Distribution Period, Class A GP Distributions or Class B Common Distributions (or either of them) unless the General Partner concurrently declares payable the Class C Preferred Distributions.

5.8 Annual Distributions

Unless otherwise determined by the General Partner, the General Partner shall declare payable, at the end of each Fiscal Year:

(a) first, to the holders of Class C Preferred LP Units:

(i) if the Net Income of the Partnership for such Fiscal Year exceeds the Annual Class C Preferred Return, then an amount equal to the Annual Class C Preferred Return less all Class C Preferred Distributions declared payable by the Partnership in that Fiscal Year and if the Net Income of the Partnership for such Fiscal Year does not exceed the Annual Class C Preferred Return, then an amount equal to the Net Income of the Partnership for such Fiscal Year; plus

(ii) if the Net Income of the Partnership is greater than the Annual Class C Preferred Return, an amount, together with the amount declared payable in Section 5.8(a)(i), up to the Net Income of the Partnership for that Fiscal Year, outstanding in the Class C Preferred Distribution Accrual Account;

(b) second, to the holders of Class B Common LP Units, the remaining Net Income of the Partnership for such Fiscal Year (or 99.999% of the remaining Net Income if the General Partner declares payable to the holders of Class A GP Units, 0.001% of such Net Income

pursuant to Section 5.8(c)) if any, after deducting therefrom the amount declared payable to the holders of Class C Preferred LP Units pursuant to Section 5.8(a); and

(c) in its sole discretion, to the holders of Class A GP Units concurrently with the Class B Common Distributions, 0.001% of the remaining Net Income of the Partnership for such Fiscal Year after deducting therefrom, the amount declared payable to the holders of Class C Preferred LP Units pursuant to Section.

5.9 Payment of Distributions

Amounts payable to Partners pursuant hereto may be paid by the General Partner on any date specified by the General Partner as the Distribution Record Date, or a day within 30 days after the applicable Distribution Record Date. If, at such time, there is insufficient cash flow of the Partnership to pay such amounts, the General Partner shall pay such amounts, first, to the holders of Class C Preferred LP Units, second, to the holder of Class B Common LP Units, and third to the holders of Class A GP Units when the cash flow of the Partnership is sufficient to pay such amounts. Until such time as such amounts are paid, such amounts shall constitute non-interest bearing loans to the Partnership from the Partners.

5.10 Repayments

If, as determined by the General Partner, it appears that any Partner has received an amount under this Article 5 which is in excess of that Partner's entitlement, the Partner will, forthwith upon notice from the General Partner, reimburse the Partnership to the extent of the excess, and failing immediate reimbursement, the General Partner may withhold the amount of the excess from further distributions otherwise due the Partner.

5.11 Allocation of Net Income

In respect of each Fiscal Year of the Partnership, the Net Income of the Partnership for income tax purposes, any assistance or incentive payments received by the Partnership or which the Partnership is entitled to receive and any other expense, credit or other amount which is allocable for income tax purposes shall be allocated among the Partners on the last day of the Fiscal Year of the Partnership, as follows:

(a) first, to the holders of Class A GP Units, an amount equal to the Class A GP Distributions made to the holders of Class A GP Units in that Fiscal Year, among all holders of Class A GP Units as at that date on a *pro rata* basis;

(b) second, to the holders of Class C Preferred LP Units, an amount equal to the Class C Preferred Distributions made to the holders of Class C Preferred LP Units in that Fiscal Year, among all holders of Class C Preferred LP Units as at that date on a *pro rata* basis;

(c) third, to the holders of Class B Common LP Units, an amount equal to the Class B Common Distributions made to the holders in that Fiscal Year, among all holders of Class B Common LP Units as at that date on a *pro rata* basis; and

(d) fourth, as to the balance, if any, to the General Partner.

5.12 Allocation of Net Losses

All Net Losses of the Partnership for any Fiscal Year shall be allocated to the holders of Class A GP Units.

ARTICLE VI
POWERS, RIGHTS AND DUTIES OF THE GENERAL PARTNER

6.1 Management of Partnership and Powers of General Partner

(a) The General Partner shall, subject to the provisions of this Agreement, manage, control and operate the business and affairs of the Partnership, represent the Partnership, make all decisions regarding the Partnership Business and bind the Partnership to the same extent as if the General Partner was the sole and absolute beneficial owner of the Partnership Property. The General Partner shall have the right to invoice the Partnership and to be paid for those services and in such amounts as are approved by Ordinary Resolution of the Limited Partners.

(b) In addition to the powers and authorities possessed by the General Partner pursuant to the Partnership Act or conferred by law or elsewhere in this Agreement, the General Partner shall have the power and authority of a natural person to, or may, in its sole discretion, engage or delegate to another Person the right to, manage, control and operate the business and affairs of the Partnership and to do, or cause to be done, on behalf of the Partnership any and all acts necessary, convenient or incidental to the Partnership Business, without limitation, except as specifically limited by this Agreement, including, without limitation, to:

(i) hold the Partnership Property in the Partnership's name or the name of the General Partner, as nominee for the Partnership, or in the name of any other corporation incorporated for such purpose, as nominee for the Partnership, or to cause the properties to be held by such other person or persons in trust for the Partnership in circumstances where such manner of holding title is appropriate;

(ii) cause legal title in the Partnership Property to be held by the General Partner or in the name of any other person, as agent and nominee, on such terms, in such manner, and with such powers in such person as the General Partner may determine, in its sole discretion;

(iii) possess and exercise all of the rights, powers and privileges appertaining to the ownership of all or any part of the Partnership Property to the same extent that an individual might, including the power to sell, assign, convey, lease, license or otherwise dispose of the Partnership Property, unless otherwise limited herein;

(iv) engage any other person from time to time, or employ any persons as agents, representatives, employees or independent contractors in one or more capacities to carry out all or any portion of the Partnership Business;

(v) obtain and maintain insurance in such amounts and with such coverage as in the reasonable judgment of the General Partner may be necessary or advisable with respect to the Partnership Business;

(vi) maintain the books and records of the Partnership;

(vii) open and operate bank accounts for the Partnership and designate from time to time the signatories for such accounts;

(viii) incur, assume or become liable under or in respect of any indebtedness from time to time, by way of borrowed money, the purchase of debt instruments or securities, bankers, acceptances, letters of credit or other forms of credit and financial accommodation and without limit as to the amount, cost or terms of payment thereof (including payments which may be calculated by reference to cash flow, income, revenue or like amounts) upon the credit of the Partnership and to incur and to assume and covenant to pay indebtedness, liabilities and obligations of all kinds, to guarantee obligations of, co-covenant with and join in the covenants of, others, whether in respect of the indebtedness, liabilities or obligations of the Partnership or of others, and to raise or secure the repayment thereof, in such manner, upon such terms and conditions, and in all respects as the General Partner thinks fit, and in particular may, without limiting the generality of the foregoing (A) draw, make, accept, endorse, execute, negotiate, issue and deliver bills of exchange, promissory notes, cheques, drafts, orders for payment or delivery of money, receipts, directions, evidences of indebtedness, other negotiable and non-negotiable instruments and bonds, debentures, debenture stock and other debt obligations either outright or as security for any indebtedness, liabilities or obligations of the Partnership or of any other Person, (B) grant, create, incur or assume any security interest, mortgage, pledge, lien, charge, whether by way of specific or floating charge, or give other security on the undertaking and on the whole or any part of the property and assets of the Partnership (both present and future) and (C) execute and deliver all agreements, instruments, deeds and other documents relative to the foregoing;

(ix) provide guarantees, indemnities and other forms of assurance to third parties in respect of the indebtedness, liabilities or obligations of the Partnership or of any other Person;

(x) negotiate, execute and perform all agreements which require execution by or on behalf of the Partnership involving matters or transactions with respect to the Partnership Business, including exchange, swap, hedging and similar contents in respect of rates of exchange or currencies or interest rates;

(xi) invest funds of the Partnership in such investments as the General Partner considers reasonable and appropriate in the circumstances;

(xii) accept subscription for and issue additional Units as contemplated herein;

(xiii) submit to binding arbitration any matters pertaining to the assets, undertaking or Partnership Business;

(xiv) form any subsidiary for the purpose of making any investment or carrying on business related to the Partnership Business;

(xv) oversee the distribution of the assets of the Partnership after payment or satisfaction of the liabilities of the Partnership in accordance with this Agreement;

(xvi) enter into all agreements and do all such acts and things as are incidental to the foregoing and to exercise all powers which are necessary, useful or desirable to carry on the Partnership Business, make any decision and execute and deliver any instrument, deed, agreement or document which the General Partner may, in its discretion, determine appropriate, necessary or advisable in pursuing the Partnership Business;

(xvii) commence and defend any action or proceeding in connection with the Partnership;

(xviii) file all reports, returns and other filings under the Tax Act or otherwise;

(xix) retain such legal counsel, experts, advisors or consultants as the General Partner considers appropriate;

(xx) pay all costs and expenses of the Partnership;

(xxi) execute on behalf of the Partnership, any and all income tax elections and designations as the General Partner may deem appropriate; and

(xxii) do anything that is provided for in this Agreement or in furtherance of, incidental to, necessary or desirable in respect of the Partnership Business.

(c) Except with the approval by Extraordinary Resolution and the approval of board of directors of the General Partner, the General Partner shall not authorize:

(i) a sale, exchange or other disposition of all or substantially all of the assets of the Partnership (either in a single transaction or a series of transactions);

(ii) any merger, amalgamation, arrangement, reorganization, recapitalization, or similar transaction involving the Partnership; or

(iii) the winding-up, liquidation or dissolution of the Partnership prior to the end of the term;

except in each case in conjunction with, or pursuant to, or as part of, an internal reorganization of the Partnership.

(d) The General Partner may not authorize any material transactions or enter into material agreements or material commitments without the approval of the board of directors of the General Partner and for such purposes, a material transaction, material agreement or material commitment is one that, if undertaken by the General Partner, in its own capacity, would require the approval of the board of directors of the General Partner.

(e) Notwithstanding anything to the contrary contained in this Agreement, including Section 6.1(c) and 6.1(d), no person dealing with the Partnership shall be required to inquire into

the authority of the General Partner to take any action or to make any decision in the name of the Partnership.

6.2 Standard of Care

(a) The General Partner shall exercise its powers and discharge its duties and obligations under this Agreement honestly, in good faith, and in the best interests of the Limited Partners and the Partnership and shall, in discharging its duties, exercise the degree of care, diligence and skill that a reasonably prudent and qualified manager would exercise in similar circumstances.

(b) The General Partner will indemnify the Partnership for any losses, liabilities, expenses and damages incurred by the Partnership as a result of the General Partner's breach of the provisions of Section 6.2(a).

6.3 Delegation Permitted

The General Partner may grant or delegate to any Person, such authority and powers as the General Partner may, in its sole discretion, deem necessary or desirable to effect the actual administration of the duties of the General Partner or to conduct the operation of the Partnership Business. The General Partner may grant broad discretion to such Person to manage and administer the day-to-day operations of the Partnership Business, to act as agent for the Partnership, to execute documents on behalf of the Partnership, and to make executive decisions for and on behalf of the Partnership. The General Partner may enter into an agreement with such Person relating to such Person's scope of authority, compensation and any other matters deemed desirable by the General Partner.

6.4 Records of the Partnership

The General Partner shall maintain complete and adequate books and records of the Partnership Business. Subject to applicable laws (including the Tax Act), such books and records shall (until the expiry of one year following the termination of the Partnership) be kept available for inspection by any Partner or its duly authorized representatives (at the expense of such Partner) on not less than 48 hours notice to the General Partner (excluding Saturdays, Sundays, and statutory holidays in Alberta), during normal business hours at the principal office of the Partnership. Notwithstanding the foregoing, but subject to applicable law and Section 6.1, a Limited Partner shall not have access to or be provided with information with respect to the Partnership Business if such disclosure is prohibited by law or agreement.

6.5 Fiscal Year

The initial Fiscal Year of the Partnership shall end on December 31, 2006. Thereafter, each Fiscal Year shall, unless otherwise determined by the General Partner, shall commence on January 1 and shall end on the earlier of December 1 of that year or the date of dissolution or other termination of the Partnership.

6.6 Accountant and Auditors

Unless required by Ordinary Resolution, the General Partner shall not be required to appoint auditors of the Partnership to report to the Partnership with respect to the financial statements of the Partnership. The General Partner shall, however, retain a qualified chartered accountant to review the financial statements of the Partnership as at the end of, and for, each Fiscal Year.

6.7 Periodic Reporting by General Partner

The General Partner shall prepare, or cause to be prepared in accordance with GAAP, and transmit on a timely basis to each Partner, financial statements of the Partnership for each Fiscal Year which shall include a balance sheet, statements of income, Partners' equity, a statement of changes in capital changes in financial position and a report or allocations and distributions to Limited Partners together with all such information as may be necessary to enable the Partners to file all required Canadian federal and provincial income tax returns with respect to the income of the Partnership.

6.8 Accounting Policies

The General Partner may establish, from time to time, accounting policies with respect to the financial statements of the Partnership and may change, from time to time, any policy that has been so established provided that such policies are consistent with the provisions of this Agreement and with GAAP.

6.9 Registrar and Transfer Agent

The General Partner shall either act as Registrar and Transfer Agent for the Partnership or appoint a duly qualified and properly licensed trust or other company for such purpose and in such capacity the Registrar and Transfer Agent shall maintain and keep a Register of the names and addresses of the Limited Partners, the number of Units each Limited Partner holds and particulars of any assignment of Units. Upon request, a Limited Partner or his duly authorized representative shall be entitled to inspect, and at its expense receive a copy of, the Register.

6.10 Filings

The General Partner shall file or cause to be filed with the appropriate provincial authorities where it will carry on business any and all documents required to be filed by an extra-provincial limited partnership pursuant to the relevant provincial legislation, including, without limitation, a declaration, a power of attorney and any declaration of change required to be filed with respect to additional Limited Partners. All such documents required to be filed pursuant to the relevant provincial legislation will be available for inspection by the Limited Partners at the principal office of the Partnership.

6.11 Insurance

The General Partner will obtain and maintain on behalf of the Partnership insurance in such amounts and with such coverage as in the judgment of the General Partner may be necessary or advisable with respect to the Partnership Business.

6.12 Related Party Transactions

(a) Where goods or services are supplied to the Partnership by a Partner or any associate or Affiliate of a Partner or any of their respective directors or officers, if applicable, the cost of such goods or services to the Partnership shall not exceed the amount that would have been paid for such goods or services had they been provided by an arm's length party.

(b) The Partnership shall not sell any asset of the Partnership to a Partner, or any associate or Affiliate of a Partner, for an amount less than the fair market value of such asset, determined by the General Partner, acting reasonably.

6.13 Loans to General Partner

If the Partnership has any cash or other funds on hand not immediately required for investment or disbursement, the Partnership may lend any or all of such funds to the General Partner from time to time, on a non-interest basis, to be re-paid by the General Partner on demand by the Partnership.

ARTICLE VII
REIMBURSEMENT AND BORROWING COSTS

7.1 Reimbursement and Borrowing Costs

The General Partner is entitled to reimbursement by the Partnership of any advance by the General Partner to the Partnership on account of Partnership costs and expenses, together with interest thereon at the rate of interest and expense relative thereto at which such amounts are borrowed by the General Partner from its bankers, but such interest and expenses shall not exceed that which the Partnership could obtain from recognized financial establishments with respect to similar borrowings.

ARTICLE VIII
LIABILITY OF PARTNERS

8.1 Liability of General Partner

The General Partner has unlimited liability for the debts, liabilities and obligations of the Partnership.

8.2 Liability of Limited Partners

Subject to applicable laws, the liability of each Limited Partner for the debts, liabilities and obligations of the Partnership shall be limited to the aggregate of the amount of such Limited Partner's Capital Contribution, any additional amount the Limited Partner has agreed to contribute to the capital of the Partnership and such Limited Partner's share of the undistributed assets of the Partnership. A Limited Partner shall have no further liability for such debts, liabilities or obligations and shall not be liable for any further calls, assessments or contributions to the Partnership.

8.3 Prohibition From Participation in Management

No Limited Partner, in that capacity, shall take part in the management or control of the Partnership Business or transact any business for the Partnership nor may any Limited Partner, as such, have the power to sign for or bind the Partnership.

8.4 Maintenance of Limited Liability

The Partnership and the General Partner shall, to the greatest extent possible, endeavour to maintain the limited liability of the Limited Partners under applicable laws of the jurisdictions in which the Partnership carries on or is deemed to carry on business.

8.5 Negligent Acts

Each Partner shall be liable while it is a Partner or after it has ceased to be a Partner for any grossly negligent acts or omissions committed by it or those Persons directly under its control while it is or was a Partner of the Limited Partnership.

8.6 Admission of Negligent Acts

Each Partner covenants that it will not admit to having committed any negligent act or omission in the performance of its duties as a Partner nor settle or compromise any action brought against it with respect to such negligent act or omission without the prior written consent of the other Partners or its insurers.

8.7 General Partner Indemnity

The General Partner shall indemnify and hold harmless each Limited Partner (including former Limited Partners) from and against any and all actions, causes of action, claims, demands, liabilities, losses, damages, costs, judgments, fines, settlements, charges and expenses (including, without limitation, any legal fees and expenses on a full indemnity basis) which such Limited Partner may suffer, incur or be liable for, as a result of a loss of limited liability, other than a loss of limited liability caused by any act or omission of such Limited Partner or as contemplated by Section 8.3, provided that the foregoing indemnification shall be restricted, in respect of each Limited Partner, to the amount in excess of the aggregate of the amounts referred to in Section 8.2. The General Partner shall indemnify and hold harmless the Partnership from and against all costs incurred and damages suffered by the Partnership as a result of error, gross negligence or wilful misconduct by the General Partner or as a result of any act or omission by the General Partner not reasonably believed in good faith to be within the scope of authority conferred by this Agreement.

8.8 Partnership Indemnity of General Partner Directors and Officers

The Partnership agrees to and shall indemnify and hold harmless the directors and officers of the General Partner from and against any and all actions, causes of action, claims, demands, liabilities, losses, damages, costs, judgments, fines, settlements, charges and expenses (including, without limitation, any legal fees and expenses on a full indemnity basis) which they may suffer, incur or be liable for, as a result of, arising out of, relating to or connected with such director or officer acting as a director, officer or other representative on behalf of the Partnership, provided that such liabilities, losses, damages, costs, charges or expenses are not a result of the fraud, dishonesty, wilful neglect, wilful default, negligence, breach of trust or breach of duty of the General Partner.

8.9 Acknowledgment of Potential Loss of Limited Liability

The Limited Partners acknowledge that there is a possibility that Limited Partners may lose their limited liability to the extent that the principles of Canadian law recognizing the limitation of liability of Limited Partners have not been authoritatively established with respect to limited partnerships formed under the laws of one province but operating, owning property, or incurring obligations in another province.

ARTICLE IX
UNIT CERTIFICATES

9.1 Unit Certificate

The General Partner shall deliver to each Partner a Unit Certificate in such form as may be approved from time to time by the General Partner specifying the number of Units held by such Partner. Each Unit Certificate shall be signed manually by the General Partner or at least one officer or director of the General Partner, if applicable, or by or on behalf of the Registrar and Transfer Agent and any additional signatures may be printed or otherwise mechanically reproduced and, in such event, a Unit Certificate is as valid as if signed manually, notwithstanding that any person whose signature is so printed or mechanically reproduced shall have ceased to hold the office that such officer or director is stated on the Unit Certificate to hold. A Unit Certificate may be delivered to a Partner entitled thereto by being mailed by prepaid post addressed to the address of such Partners shown in the Register (or in the case of a Unit Certificate in the name of one or more persons, to the person whose name first appears on the Unit Certificate), and none of the Partnership, the General Partner nor the Registrar and Transfer Agent shall be liable for any loss occasioned to any Partner by reason that the Unit Certificate so posted is lost or stolen from the mails or is not delivered.

9.2 Lost Unit Certificate

Where a Partner claims that a Unit Certificate representing a Unit recorded in the name of such Partner has been defaced or apparently lost, destroyed or wrongly taken, the General Partner shall cause a new Unit Certificate to be issued in substitution for such Unit Certificate provided that such Partner:

(a) files with the General Partner or Registrar and Transfer Agent a form of proof of loss and, if required by the General Partner, an indemnity bond in a form and in an amount satisfactory to the General Partner to indemnify and hold harmless each of the Partnership, General Partner and Registrar and Transfer Agent from any costs, damages, liabilities or expenses suffered or incurred as a result of or arising out of issuing such new Unit Certificate; and

(b) satisfies such other requirements as are reasonably imposed by the General Partner or Registrar and Transfer Agent.

9.3 Registered Holders of Units

Where a Unit is subscribed for by or assigned to two or more persons, or a Unit Certificate is in the name of two or more persons:

(a) the name of each person shall be shown on the Unit Certificate in respect of the Unit;

(b) the Unit shall be presumed by the Partnership to be held jointly;

(c) the Unit Certificate shall be delivered to the person whose name appears first on the Register in respect of the Unit;

(d) amounts distributed by the Partnership in respect of the Unit may be sent to the person whose name appears first on the Register in respect of the Unit or to such one of them as the joint holders direct in writing, and any one of such persons may give effectual

receipts for any monies or assets distributed in respect of the Unit with the other of such persons having no further recourse against the Partnership; and

(e) any one of such persons may vote in respect of the Unit as if that person were solely entitled thereto, but if more than one of such persons is present or is represented at a meeting, the person whose name appears first on the Register in respect of the Unit shall alone be entitled to vote in respect thereof.

ARTICLE X
RESTRICTIONS ON TRANSFER

10.1 Transfer of Interest of General Partner

Except as otherwise provided herein, the General Partner may not sell, assign, transfer or otherwise dispose of its interest in the Partnership as general partner, other than to an Affiliate, without the prior approval of the Limited Partners given by Extraordinary Resolution. Any transfer requiring approval as provided herein that is transferred without such approval will not relieve such General Partner of the obligations of such General Partner set forth in this Agreement. Any transferee acquiring the approval required by the terms of this Agreement shall assume the obligations of the General Partner and any restrictions relating to transfers of interests or securities of the General Partner shall apply, with appropriate modifications, to such new General Partner.

10.2 Transfer of Units by Limited Partner

(a) At no time may Units or the beneficial ownership therein be transferred to non-residents of Canada (within the meaning of the Tax Act) or to a partnership that is not a "Canadian partnership" (within the meaning of the Tax Act) and such transfer shall be null and void and the transferor thereof shall be deemed, for all purposes, to be the registered and beneficial holder thereof. Subject to the foregoing, the General Partner shall have the right, in its sole and absolute discretion, to refuse any transfer of Units in whole or in part.

(b) A transferee of Units shall not be recognized as a Partner until such time as a Notice to Amend the Certificate is filed with the Registrar which shall, in any event, be no later than the last day of the calendar month following the month in which such transfer is effected and, upon such date, such transferee will automatically become bound and subject to this Agreement without execution of any further instrument, and, without limiting the generality of the foregoing, such transferee shall be deemed to make all of the representations and warranties, covenants and acknowledgements of a Partner pursuant to this Agreement and to grant the power of attorney provided for in Section 18.1 hereof.

(c) In the case of a transfer of less than all of the Units represented by a Unit Certificate (if a Unit Certificate has been issued), a new replacement Unit Certificate for the balance of the Units retained by the transferor also shall be issued.

(d) Neither the General Partner nor the Registrar and Transfer Agent, if any, shall be bound to see to the execution of any trust, express, implied or constructive, or of any charge, pledge or equity to which any of the Units or any interests therein are subject, to ascertain or inquire whether any sale or transfer of any such Units or interest therein by a Partner

or his personal representatives is authorized by such trust, charge, pledge or equity or to recognize any person having any interest therein except for the person recorded as such Partner. No transfer shall relieve the transferor from any obligations to the Partnership incurred prior to the transfer becoming effective. Any transfer of Units made in accordance with the provisions hereof shall be made without charge.

(e) Where a person becomes entitled to a Unit on the incapacity, death or bankruptcy of a Partner, or otherwise by operation of law, in addition to the requirements of Section 10.2 hereof, such entitlement will not be recognized or entered in the register evidencing ownership of the Units until that Person:

(i) has produced evidence satisfactory to the General Partner of such entitlement;

(ii) has acknowledged in writing that he is not a non-resident of Canada (within the meaning of the Tax Act) or, if a partnership, is a "Canadian Partnership" (within the meaning of the Tax Act); and

(iii) has acknowledged in writing that he is bound by the terms of this Agreement.

(f) A Partner may mortgage, pledge or hypothecate a Unit which has been fully paid for as security for a loan to or an obligation of such Partner; however, the General Partner is not obliged to recognize or acknowledge any such mortgage, pledge or hypothecation, and until and unless a Unit is transferred in accordance with this Article 10, only the registered holder of the Unit shall be recognized by the General Partner and all distributions shall be made to such registered holder.

10.3 Ongoing Obligation of Partner

No transfer of a Unit shall relieve the Partner of any obligation that has accrued or was incurred prior to the effective date of such transfer.

10.4 Assignees Who Are Not Substituted Partners

An assignee of a Unit or a person who has become entitled to a Unit by operation of law who has not complied with the provisions of this Agreement has no right to access or be provided with any information with respect to the Partnership Business and has only the rights accorded to such assignees pursuant to the Partnership Act.

ARTICLE XI
TERM

11.1 Term

The Partnership shall continue indefinitely unless terminated by the provisions of Article 12 hereof.

ARTICLE XII
DISSOLUTION AND TERMINATION

12.1 No Dissolution

Notwithstanding any rule of law to the contrary, the Partnership shall not be terminated and dissolved except in the manner provided in this Agreement. Without limiting the generality of the foregoing, other than as set out in Section 12.2, the Partnership shall not be terminated or dissolved by the admission of any new Partner or by the withdrawal, removal, retirement, death, mental incompetence, insolvency, bankruptcy, liquidation, dissolution, winding up or other disability of a Partner.

12.2 Events of Dissolution

The Partnership shall dissolve upon the occurrence of any of the following events:

(a) 120 days following the deemed resignation of the General Partner pursuant to Section 14.1 unless the Limited Partners have by Extraordinary Resolution appointed a new General Partner prior thereto;

(b) any event which makes it unlawful for the Partnership Business to be continued;

(c) the date that an Extraordinary Resolution of the Limited Partners, dissolving the Partnership becomes effective; or

(d) subject to Section 12.1, upon the occurrence of any event that under the laws of the Province of Alberta, causes the dissolution of a limited partnership.

12.3 Liquidating Trustee

Upon dissolution of the Partnership, the liquidating trustee (which will be the General Partner unless the General Partner is unable or unwilling to act, in which event the liquidating trustee shall be a General Partner or such other Person as may be selected by Ordinary Resolution) shall proceed diligently to wind up the affairs of the Partnership and distribute the assets of the Partnership in accordance with Section 12.4. Subject to Section 12.4, the liquidating trustee may manage, control and operate the business and affairs of the Partnership with all of the power and authority of the General Partner. The liquidating trustee shall be paid its reasonable fees and disbursements in carrying out its duties as such. Allocations and distributions shall continue to be made during the period of liquidation in the same manner as before dissolution. The liquidating trustee shall have full right and unlimited discretion to determine the time, manner and terms of any sale or sales of Partnership assets pursuant to such liquidation, having due regard to the activity and condition of the relevant market and general financial and economic conditions.

12.4 Distribution of Assets

The liquidating trustee shall settle the Partnership accounts as expeditiously as possible and, in the following order, shall:

(a) sell and liquidate sufficient assets of the Partnership to pay the liabilities of the Partnership (including any amounts payable to the General Partner);

(b) place in escrow a cash reserve fund for contingent liabilities, in an amount determined by the liquidating trustee to be appropriate for such reserve fund, to be held for such period as the liquidating trustee regards as reasonable and then to be distributed pursuant to this Section 12.4;

(c) distribute the remaining property and assets to the Partners in the manner contemplated in Sections 4.2(b), 4.3(c) and 4.4(c).

12.5 Type of Distributions

Distributions of assets and payments by the liquidating trustee on dissolution of the Partnership may be satisfied either by the liquidating trustee selling the assets of the Partnership and distributing the proceeds thereof, or by the liquidating trustee distributing assets of the Partnership *in specie* for the fair market value thereof.

12.6 Reports

Within a reasonable time following the completion of the liquidation of the Partnership's assets, the liquidating trustee shall forward or cause to be forwarded to each of the Partners a statement, with respect to the assets and liabilities of the Partnership as of the date of the completion of the liquidation, and each Partner's share of the distributions pursuant to Section 12.4.

12.7 No Other Right

Except as provided herein, no Limited Partner shall have the right to ask for the dissolution of the Partnership, for the winding-up of its affairs or for the distribution of its assets. No Partner shall have any right to demand or receive property, other than cash, upon dissolution of the Partnership.

12.8 Final Filing

Upon completion of the liquidation of the Partnership and the distribution of all Partnership assets, the Partnership shall terminate and the liquidating trustee shall execute and record a declaration of dissolution as well as any other documents required to affect the dissolution and termination of the Partnership.

ARTICLE XIII
REPRESENTATIONS

13.1 Representations of General Partner

The General Partner represents, warrants, covenants and agrees with each Limited Partner that the General Partner:

(a) is a corporation incorporated under the laws of Alberta and is validly subsisting under such laws;

(b) has and shall maintain the capacity and corporate authority necessary to act as a general partner of the Partnership and to perform its obligations under this Agreement, and that such obligations do not and will not conflict with or result in a breach of any of its

constating documents, by-laws or any agreement by which or to which it or any of its property is or may become bound or subject;

(c) will act fairly and in good faith toward the Limited Partners in the conduct of the Partnership Business;

(d) shall obtain and maintain in good standing the registrations necessary for the conduct of its present business and shall obtain (as and when required), hold and continue to maintain all registrations, licenses and permits necessary to carry on its business as the general partner of the Partnership in all jurisdictions where the activities of the Partnership require such licensing or other form of registration of the General Partner;

(e) will devote as much time as is reasonably necessary for the conduct and prudent management of the business and affairs of the Partnership; and

(f) is not and shall not become a "non-resident" of Canada within the meaning of the Tax Act.

13.2 Representations of Limited Partners

Each of the Limited Partners severally represents, warrants, covenants and agrees with the Partnership and each other Partner that such Limited Partner:

(a) if a corporation, is duly organized, incorporated, continued or recognized under the laws of the jurisdiction of its organization, incorporation, continuance or recognition, and is validly subsisting under such laws;

(b) has and shall maintain the capacity and, if applicable, corporate authority necessary to be a Limited Partner of the Partnership and to perform its obligations under this Agreement, and that such obligations do not and will not conflict with or result in a breach of any of its constating documents, by-laws or any agreement by which or to which it or any of its property is or may become bound or subject;

(c) is not relying upon, and has not received from any other person, any statement, representation or warranty as to the deductibility by such Limited Partner or by the Partnership of any costs, outlays or expenses made or incurred by such Limited Partner or by the Partnership in computing the income or taxable income of such Limited Partner or the Partnership for purposes of the Tax Act or the income tax legislation of any province, territory or other jurisdiction;

(d) has subscribed for Units as principal in furtherance of its normal business operations and shall provide the General Partner with such evidence regarding its ability to subscribe for Units without having received a prospectus therefor and without registration of such Units under applicable securities legislation as the General Partner may reasonably request;

(e) has made such investigations of the business carried on or proposed to be carried on by the Partnership as it has considered appropriate, has obtained such information with respect thereto as it has considered necessary, and has been, and will continue to be, solely responsible for making its own independent appraisal and assessment of the merits

and risks of entering into this Agreement without relying on any other Person in respect thereof;

(f) is not and shall not become a "non-resident" of Canada within the meaning of the Tax Act and if a partnership, is a "Canadian Partnership" within the meaning of the Tax Act; and

(g) shall not transfer its Units in whole or in part in a manner not permitted by this Agreement.

13.3 Survival of Representations

The representations contained in this Article shall survive execution and delivery of this Agreement and each party is obligated to ensure the continuing accuracy of each representation made by it, and ensure that each covenant made by it shall remain binding upon it, so long as such party remains a Limited Partner.

ARTICLE XIV
APPOINTMENT OF A SUBSTITUTE GENERAL PARTNER

14.1 Deemed Resignation of General Partner

The General Partner shall be deemed to resign as the General Partner of the Partnership in the event of:

(a) the dissolution of the General Partner;

(b) the bankruptcy, insolvency, dissolution, liquidation or winding-up of the General Partner (or the commencement of any act or proceeding in connection therewith which is not contested in good faith by the General Partner); or

(c) the appointment of a trustee, receiver or receiver and manager of the affairs of the General Partner, if a mortgagee or other encumbrancer shall take possession of all of the property or assets beneficially owned by the General Partner or a substantial part thereof, or levy or execution or any similar process shall be levied or enforced against all of the property or assets of the General Partner or a substantial part thereof, in all cases, unless waived by Extraordinary Resolution.

The General Partner shall, to the extent applicable, forthwith advise the Limited Partners by written notice of the occurrence of any event referred to in this Section 14.1.

14.2 Resignation

The General Partner may resign as the General Partner at any time on not less than 60 days written notice thereof to the Limited Partners, and in such event, the remaining General Partner, if there is no one, shall be the General Partner; provided that if the General Partner is, at such time, the only General Partner, the General Partner shall not withdraw if the effect thereof would be to dissolve the Partnership or constitute the Partnership a General Partnership, provided that if the Limited Partners shall not have designated a substitute General Partner within 30 days of the notice of resignation from the General Partner, the General Partner may, without any authorization from the Limited Partners, appoint a

substitute General Partner who, on the effective date of the resignation of the General Partner, shall become the General Partner hereunder.

14.3 Effective Date of Resignation or Deemed Resignation of General Partner

In the event of the resignation of the General Partner pursuant to Section 14.2 or the deemed resignation of the General Partner pursuant to Section 14.1, such General Partner shall cease to be the General Partner of the Partnership and such resignation or deemed resignation shall be effective upon the admission of a new General Partner to the Partnership (and the filing of an amendment to the Certificate to evidence such fact) or, in the event of there being another General Partner at such time, the expiration of 120 days from the date of the giving of the notice of resignation in the case of Section 14.2 or on the occurrence of the event referred to in Section 14.1, in the case of Section 14.1.

14.4 Consequences of Transfer

Upon the admission of a new General Partner:

(a) the new General Partner, if it is not already a General Partner, shall become a party to this Agreement by signing a counterpart hereof and agreeing to be bound by the terms of this Agreement and to assume the obligations, duties and liabilities of the departing General Partner hereunder as and from the date the new General Partner becomes a party to this Agreement;

(b) the new General Partner will purchase and the departing General Partner will sell its interest in the Partnership (excluding any Units held by the departing General Partner) at a purchase price of $100.00;

(c) the departing General Partner will do all things and take all steps to effectively transfer title to all Partnership assets, the records and management of the Partnership and the interest of the departing General Partner in the Partnership to the new General Partner; and

(d) the departing General Partner shall file all amendments to the Certificate and all other documents necessary to record the admission of the new General Partner or qualify or continue the Partnership as a limited partnership.

14.5 Indemnification

Upon the removal or resignation of the General Partner, the Partnership shall release and hold harmless, and the Limited Partners shall release, the General Partner, its officers, directors, shareholders and employees from any and all costs, damages, liabilities or expenses incurred by the General Partner (as a General Partner) or the Partnership in connection with the Partnership's business or otherwise as a result of or arising out of events occurring after such resignation or removal other than those caused by or derived from any act, omission or conduct of the General Partner occurring after such removal or resignation.

14.6 Continuity of Partnership

In the event of the removal, resignation or deemed resignation of the General Partner, the Partnership Business shall be continued by any new General Partner or remaining General Partner, as the case may be.

ARTICLE XV
MEETINGS

15.1 Consents Without Meeting

The General Partner may secure the consent or agreement of any Limited Partner to any matter requiring such a consent or agreement in writing and such consents or agreements in writing may be used in conjunction with votes given at a meeting of Limited Partners or without a meeting of Limited Partners to secure the necessary consent or agreement hereunder. Any Extraordinary Resolution or Ordinary Resolution where the requisite approval is obtained as aforesaid shall be as valid as if the resolution had been passed at a meeting of Limited Partners and shall be deemed to satisfy all of the requirements of this Agreement relating to meetings of Limited Partners.

15.2 Notice of Meeting

All notices of meetings of Limited Partners will be given to Limited Partners who are registered holders of Units as of the applicable Record Dates, at least 10 and not more than 60 days prior to the meeting. Such notice will specify the time and the place where the meeting is to be held and will specify, in reasonable detail, all matters which are to be the subject of a vote at such meeting and provide sufficient information to enable Limited Partners to make a reasoned judgment on all such matters. It will not be necessary for any such notice to set out the exact text of any resolution proposed to be passed at the meeting provided that the subject matter of any such resolution is fairly set out in the notice or schedule thereto.

15.3 Meetings

The General Partner may call such meetings of the Limited Partners as it considers appropriate and shall call a meeting upon receipt of a written request, stating the purpose for which the meeting is to be held from Limited Partners holding, in the aggregate, not less than 25% of the outstanding Units (excluding Units held by the General Partner). If the General Partner fails or neglects to call, within 15 days after receipt of such written request, a meeting to be held within 30 days after receipt of such written request then any Limited Partner may call the meeting. Meetings are to be held at the principal place of Partnership Business or such other place in the City of Calgary as the party calling the meeting may designate.

15.4 Chairman

The President of the General Partner or in his absence, any officer of the General Partner, shall be the chairman of all meetings. If no such person is present or all such persons refuse to act, those Limited Partners present in person or represented by proxy at the meeting shall choose, by Ordinary Resolution, some other person present to be chairman.

15.5 Quorum

Subject to the provisions of Section 15.6, a quorum at any meeting of the Limited Partners shall consist of not less than one person present in person and holding or representing by proxy at least 10% of the aggregate number of outstanding Units entitled to vote at the meeting.

15.6 Adjournment

If a quorum referred to in Section 15.5 is not present within 30 minutes from the time fixed for holding any such meeting, the meeting may be adjourned by the chairman of the meeting to a date not more than 10 days later at the same time and place. No notice of the adjourned meeting shall be required. At the adjourned meeting the Limited Partners present in person or represented by proxy shall form a quorum and may transact the business for which the meeting was originally convened notwithstanding that the number of Units held or represented by them may not be sufficient to constitute a quorum under Section 15.5.

15.7 Voting

Except as otherwise specified in this Agreement, on any question submitted to a meeting, each Limited Partner shall be entitled to one vote for each Unit held and questions shall be decided by Ordinary Resolution. The General Partner shall not be entitled to any voting rights at any meeting of the Limited Partners in their capacity as General Partner.

15.8 Record Date

Notwithstanding anything herein contained, only Limited Partners who are registered as such in the Register on the Record Date for the meeting shall have the right to attend in person or by proxy and to vote on all matters submitted to the meeting.

15.9 Proxies

A Limited Partner may attend any meeting of Limited Partners personally or may be represented thereat by proxy. Votes at meetings of the Limited Partners may be cast personally or by proxy and resolutions shall be passed by a show of hands or, at the request of any Limited Partner, by ballot. The instrument appointing a proxy shall be in writing under the hand of the appointor or his attorney duly authorized in writing, or, if the appointor is a corporation, under its seal or by an officer or attorney thereof duly authorized and shall be valid only if it refers to a specific meeting, and then only at the meeting or its adjournments. Any person may be appointed a proxy, whether or not he is a Limited Partner.

15.10 Validity

The chairman of the meeting shall determine the validity of all instruments of proxy to be used at such meeting.

15.11 Proxy Validity

A vote cast in accordance with the terms of an instrument of proxy shall be valid notwithstanding the previous death, incapacity, insolvency, bankruptcy or insanity of the Limited Partner giving the proxy or the revocation of the proxy, provided that no written notice of such death, incapacity, insolvency, bankruptcy, insanity or revocation shall have been received at the place of meeting prior to the time fixed for holding of the meeting.

15.12 Right to Attend

The General Partner, or if a General Partner is a corporation, the officers and directors of such General Partner, and counsel of the Partnership, shall have the right to attend at any meeting of Limited

Partners and to address any such meeting on the matters properly before it. Any counsel for or representative authorized in writing by a Limited Partner may attend at any meeting for or on behalf of such Limited Partner and may address the meeting on the matters properly before it.

15.13 Rules

To the extent that the rules and procedures for the conduct of a meeting of the Limited Partners are not prescribed in this Agreement, such rules and procedures shall be determined by Ordinary Resolution.

15.14 Loss of Vote

No Limited Partner who is in default in respect of payment of all or any portion of such Limited Partner's Capital Contribution shall be entitled to vote in respect of any Unit held by such Limited Partner and such Units shall not be considered to be outstanding for the purposes of determining whether the requisite approval has been obtained.

15.15 Waiver of Defaults

In addition to all other powers conferred on them by this Agreement, the Limited Partners may:

(a) by Extraordinary Resolution waive any default on the part of any General Partner on such terms as they may determine and release the General Partner from any claims in respect thereof; and

(b) by Ordinary Resolution require the General Partner on behalf of the Partnership to enforce any obligation or covenant on the part of any Limited Partner.

15.16 Minutes

Minutes and proceedings of every meeting of the Partners shall be made and recorded by the General Partner or such other person as may be appointed by the General Partner. Minutes, when signed by the chairman of the meeting, shall be prima facie evidence of the matters therein stated. Until the contrary is proved, every meeting in respect of which minutes have been made shall be deemed to have been duly held and convened and all proceedings referred to in the minutes shall be deemed to have been duly passed.

15.17 Binding Nature of Resolutions

Any Extraordinary Resolution or Ordinary Resolution shall be binding on all Limited Partners and their respective heirs, executors, administrators or other legal representatives, successors and assigns, whether or not such Limited Partner was present or represented by proxy at the meeting at which such resolution was passed and whether or not such Limited Partner voted against such resolution.

15.18 Powers Exercisable by Extraordinary Resolution

In addition to all of the powers conferred upon them under this Agreement, the Limited Partners by Extraordinary Resolution may:

(a) change the Fiscal Year end of the Partnership;

(b) approve the making of loans by the Partnership to the General Partner or guaranteeing the obligations of any directors or officers of any associate or affiliate of the General Partner;

(c) increase the amount of the General Partner's fees or distribution;

(d) approve the dissolution of the Partnership;

(e) approve the transfer by the General Partner of its interest in the Partnership as a General Partner, as contemplated by Section 10.1 hereof;

(f) approve a new General Partner as contemplated by Section 12.2(a) hereof;

(g) approve any amendment to this Agreement to the extent permitted pursuant to Section 16.2; and

(h) approve of such other matters that pursuant to the terms of this Agreement may be effected or require approval by Extraordinary Resolution.

ARTICLE XVI
AMENDMENTS

16.1 Amendments to Limited Partnership Agreement

This Agreement may be amended in writing on the initiative of the General Partner with the approval of the Limited Partners given by an Extraordinary Resolution, provided that no amendment may be made that would have the effect of:

(a) amending this Article 16 (unless all of the partners consent thereto);

(b) reducing a partner's share of the income or assets of the Partnership;

(c) reducing the interest in the Partnership of the partners (unless all of the partners consent thereto);

(d) changing in any manner any allocation for tax purposes;

(e) changing the liability of any limited partner;

(f) allowing any limited partner to exercise control over or management of the business of the Partnership;

(g) changing the right of a limited partner or the General Partner to vote at any meeting; or

(h) changing the Partnership from a limited partnership to a general partnership.

16.2 Amendments In Discretion of General Partner

The General Partner may, without prior notice to or consent from any limited partner of the Partnership, amend from time to time any provision of the Partnership Agreement if such amendment is:

(a) in the opinion of the General Partner, based on counsel's recommendation and opinion, for the protection or benefit of the limited partners or the Partnership or to cure an ambiguity or to correct or supplement any provision contained therein that may be defective or inconsistent with any other provision contained herein, and the amendment does not and will not, in the opinion of the General Partner, materially adversely affect the rights of any limited partner;

(b) for the purpose of reflecting the admission, substitution, withdrawal or removal of limited partners in accordance with the Partnership Agreement;

(c) a change that, in the sole discretion of the General Partner, is reasonable and necessary or appropriate to qualify or continue the qualification of the Partnership as a limited partnership in which the limited partners have limited liability under applicable legislation; or

(d) a change that, in the sole discretion of the General Partner, is reasonable and necessary or appropriate to enable limited partners to take advantage of, or not be detrimentally affected by, changes in the Tax Act or other taxation laws.

16.3 Notice to Limited Partners

Limited Partners shall be notified of the full details of any amendments to this Agreement within 30 days of the effective date of the amendment.

ARTICLE XVII
NOTICES

17.1 Addresses For Service

(a) Any notice or other written communications which must be given or sent under this Agreement shall be deemed to have been validly given or received the fifth day following its sending by first class mail to the address of the General Partner and the Limited Partners as follows: in the case of the General Partner, at the address specified in Section 2.3 or any other new address following a change of address in conformity with Section 17.1(b) below, and in the case of the Limited Partners to the postal address inscribed in the Register of the Limited Partners.

(b) A Limited Partner may, at any time, change such Limited Partner's address for the purposes of service by written notice to the General Partner or to such other person as is then the Registrar and Transfer Agent for the Partnership. The General Partner may change its address for the purposes of service by written notice to all the Limited Partners and to the Registrar and Transfer Agent, if any.

(c) In the event of any disruption, strike or interruption in the Canadian postal service after mailing and before receipt or deemed receipt of a document, it will be deemed to have been received on the sixth business day following full resumption of the Canadian postal service. If the party giving any notice or other written communication knows or ought reasonably to know of any difficulties with the postal system that might affect the delivery of mail, any such demand, notice or other communication may not be mailed but must be given by personal delivery or by telecopier or other electronic means of

communication or, in the case of communication to the Limited Partners, by publication once in the *Calgary Herald* or, if such publication is impracticable, by publication once in any newspaper(s) published in the English language having general circulation in Calgary and Toronto.

(d) Notices may also be validly given by way of telecopier or other electronic means of communication or hand deliveries whereupon they shall be deemed to have been received on the date of their transmittal (if on a business day during normal business hours of the recipient and, if not, on the next business day) or on the date of delivery as the case may be.

(e) An accidental omission in the giving of, or failure to give, a notice required by this Agreement will not invalidate or affect in any way the legality of any meeting or other proceedings in respect of which such notice was or was intended to be given.

ARTICLE XVIII
POWER OF ATTORNEY

18.1 Power of Attorney

Each Limited Partner hereby grants to the General Partner, its successors and assigns, a power of attorney constituting the General Partner, with full power of substitution, as the Limited Partner's true and lawful attorney and agent, with full power and authority, in the Limited Partner's name, place and stead to execute, under seal or otherwise, swear to, acknowledge, deliver, and record or file, as the case may be, as and where required:

(a) this Agreement, any amendment to this Agreement, the Certificate, any amendment to the Certificate or any other certificate or instrument which the General Partner deems necessary or appropriate to qualify, continue the qualification of, or keep in good standing, the Partnership in, or otherwise comply with the laws of, the Province of Alberta or any other jurisdiction wherein the Partnership may carry on or be deemed to carry on business, or the General Partner may deem it prudent to register the Partnership, in order to maintain the limited liability of the Limited Partners or to comply with applicable laws;

(b) any certificate or other instrument which the General Partner deems necessary or appropriate to reflect any amendment, change or modification of the Partnership in accordance with the terms of this Agreement;

(c) any certificate or other instrument which the General Partner deems necessary or appropriate to comply with the laws of Canada or any political subdivision of Canada;

(d) any conveyance or other instrument which the General Partner deems necessary or appropriate to reflect or in connection with the dissolution or termination of the Partnership pursuant to the terms of this Agreement;

(e) any instrument required in connection with any election, designation or determination relating to the Partnership under the Tax Act or other fiscal legislation;

(f) any documents which the General Partner deems necessary or appropriate to be filed in connection with the business, assets or undertaking of the Partnership or this Agreement;

(g) any document required to be filed with any governmental body, agency or authority in connection with the business, assets or undertaking of the Partnership or this Agreement;

(h) any application for any grant, incentive or credit under any federal or provincial program with respect to any activity of the Partnership;

(i) any transfer forms or other certificate or instrument on behalf of or in the name of whomsoever as may be necessary to effect the transfer of any Unit in accordance with the terms of this Agreement; and

(j) any other document or instrument on behalf of and in the name of the Partnership or the Limited Partner as may be required to give effect to this Agreement.

The power of attorney granted hereby is irrevocable, is a power coupled with an interest, shall survive the assignment by the Limited Partner of the whole or any part of the interest of the Limited Partner in the Partnership and shall survive the death, bankruptcy or incapacity of the Limited Partner and shall extend to bind the heirs, executors, administrators, personal representatives, successors and assigns of the Limited Partner. Each Limited Partner agrees to be bound by any representation or action made or taken by the General Partner pursuant to this power of attorney and hereby waives any and all defences that may be available to contest, negate or disaffirm any action of the General Partner taken in good faith under this power of attorney.

ARTICLE XIX
MISCELLANEOUS

19.1 Governing Law

The General Partner and the Limited Partners agree that this Agreement and all documents relating thereto, which by common accord have been or will be drafted in English, shall be governed by and construed in accordance with the laws of the Province of Alberta and the laws of Canada applicable therein.

19.2 Counterpart Signatures

This Agreement may be executed in as many counterparts as are deemed necessary by the General Partner, and when so executed, each such counterpart is as valid and binding on all parties hereto as every other such counterpart.

19.3 Provisions Severable

Each provision of this Agreement is intended to be severable. If any provision of this Agreement, or the application of such provision to any person or circumstance, shall be held illegal or invalid, the remainder of this Agreement, or the application of such provision to any person or circumstance other than those to which it is held illegal or invalid, shall not be affected thereby.

19.4 Further Assurances

Each party hereto agrees to do all such things and take all such actions as may be necessary to give full force and effect to the matters contemplated by this Agreement.

19.5 Time

Time shall be of the essence hereof.

19.6 Limited Partner not a General Partner

If any provision of this Agreement has the effect of imposing or subjecting any Limited Partner to any debts, liabilities or obligations in excess of those amounts referred to in Section 8.2, or otherwise results in the Limited Partner becoming a general partner, such provision shall be of no force or effect.

19.7 Successors and Assigns

This Agreement shall enure to the benefit of and be binding upon the parties hereto and their respective heirs, executors, administrators and other legal representatives and, to the extent permitted hereunder, their successors and assigns.

IN WITNESS WHEREOF the parties hereto have executed this Agreement as of the day and year first above written.

PETROWEST ENERGY SERVICES GENERAL PARTNER LTD.

Per: *"Ken Drysdale"*

PETROWEST BUSINESS TRUST, by its trustee, Petrowest Energy Services Trustee Ltd.

Per: *"Ken Drysdale"*

PETROWEST SERVICES LTD.

Per: *"Ken Drysdale"*

SCHEDULE A

UNIT CERTIFICATE

UNIT CERTIFICATE NO. [A-•/B-•/C-•]

• [Class A GP Units/Class B Common LP Units/Class C Preferred LP Units] UNITS

PETROWEST TRANSPORTATION LP

(a limited partnership formed under the laws of the Province of Alberta)

This is to certify that ______________________________ is the registered holder of the above-stated number of ________________ units (the **"Units"**) in PETROWEST TRANSPORTATION LP (the **"Partnership"**).

The rights of a holder of Units are governed by an agreement made as of August 29, 2006, with respect to the Partnership, as amended or supplemented thereafter (the **"Partnership Agreement"**). *[The liability of the holder of this Certificate is limited. Limited Partners may lose the protection of limited liability by taking part in the control of the Partnership Business or may be liable to third parties as a result of false statements in the public filings made pursuant to the Partnership Act (Alberta) and applicable legislation of the Canadian provinces and territories other than the Province of Alberta. There is also a possibility for unlimited liability to the extent that the principles of Canadian law recognizing the limitation of liability of limited partners have not been authoritatively established with respect to limited partnerships formed under the laws of one province but operating, owning property or incurring obligations in another province.]* (LP Certificate only)

The Units are transferable in accordance with the terms of the Partnership Agreement.

Capitalized terms herein shall have the meanings ascribed to them in the Partnership Agreement.

IN WITNESS WHEREOF, Petrowest Energy Services General Partner Ltd., the General Partner of the Partnership, has caused this Certificate to be signed by its duly authorized officer.

DATED: •.

PETROWEST TRANSPORTATION LP,
by its General Partner,
Petrowest Energy Services General Partner Ltd.

Per: ______________________________

[Name]
[Title]

SCHEDULE B

BUSINESS OF THE PARTNERSHIP

The character of the business of the Partnership shall consist of, directly or indirectly: (i) acquiring and managing the assets of 404434 Alberta Corporation, 756171 Alberta Corporation and 756169 Alberta Corporation (carrying on business as D & D Well Services) and Murtron Hauling Ltd. and 815431 Alberta Ltd. and such other assets as the general partner sees fit; (ii) providing well site hauling, gravel hauling, hauling of drill pipe, supplies and equipment to wellsites and rig mobilization and demobilization for both coil tubing and conventional drilling rigs and providing any related services to customers, and all activities related thereto, including the acquisition of assets or companies necessary or desireable in connection therewith; (iii) acquiring or investing in the securities of any other entity, including, without limitation, bodies corporate, partnerships or trusts and borrowing funds or otherwise obtaining credit for that purpose; (iv) making loans or other advances to any affiliate or subsidiary of the Partnership; (v) disposing of any part of the monies, properties and other assets of the Partnership, including, without limitation, any securities of the Partnership; (vi) temporarily holding cash and investments for the purposes of paying the expenses and the liabilities of the Partnership, paying amounts payable by the Partnership in connection with the redemption of any partnership interests of the Partnership, and making distributions to partners of the Partnership; (vii) paying costs, fees and expenses associated with the foregoing purposes or incidental thereto; and (viii) engaging in such other activities incidental or ancillary to any of the foregoing and such other activities as the general partner of the Partnership deems advisable or necessary from time to time.

PETROWEST SERVICES RENTALS LP

LIMITED PARTNERSHIP AGREEMENT

August 29, 2006

TABLE OF CONTENTS

This Limited Partnership Agreement made as of the 29th day of August, 2006.

AMONG:

PETROWEST ENERGY SERVICES GENERAL PARTNER LTD., a body corporate incorporated under the laws of the Province of Alberta (**"Petrowest GP"** or the **"General Partner"**)

AND

PETROWEST BUSINESS TRUST, a trust formed under the laws of the Province of Alberta, by its trustee, Petrowest Energy Services Trustee Ltd., (the **"Business Trust"**)

AND

PETROWEST SERVICES LTD., a body corporate amalgamated under the laws of the Province of Alberta (**"Acquisitionco"**)

AND

Each of those persons who from time to time is accepted as and becomes a limited partner of the partnership formed pursuant to this Agreement in accordance with the terms and conditions of this Agreement (individually, a **"Limited Partner"** and collectively, the **"Limited Partners"**)

WHEREAS the General Partner and Acquisitionco formed a limited partnership under the firm name **"Petrowest Services Rentals LP"** on August 18, 2006;

AND WHEREAS the General Partner made an initial capital contribution to the Partnership of $100.00 and Acquisitionco made an initial capital contribution to the Partnership of $10.00 upon formation of the Partnership;

AND WHEREAS the parties hereto wish to continue the Partnership pursuant to this Agreement;

NOW THEREFORE THIS AGREEMENT WITNESSES that in consideration of the covenants, representations and agreements contained herein, and other good and valuable consideration (the receipt and sufficiency of which is hereby acknowledged), the parties agree as follows:

ARTICLE I
DEFINITIONS AND INTERPRETATION

1.1 Definitions

In this Agreement including the recitals hereto, unless the context otherwise requires:

(a) **"Affiliate"** has the meaning set forth in the *Securities Act* (Alberta);

(b) **"Agreement"** means this agreement, including the Schedules to this agreement, as amended or supplemented from time to time, and "herein", "hereby", "hereof", "hereunder", "hereto" and similar expressions mean or refer to this Agreement and not to any particular provision of this Agreement;

(c) **"Annual Class C Preferred Return"** means, for a Fiscal Year, an amount equal to the Class C Preferred Return Rate multiplied by the aggregate Class C Preferred Stated Value issued and outstanding on December 31 of that Fiscal Year;

(d) **"Capital Contribution"** means, with respect to any Partner, the amount of capital contributed by such Partner to the Partnership, whether in cash or property;

(e) **"Certificate"** means the certificate in respect of the Partnership filed pursuant to the Partnership Act as it may be amended or restated from time to time in accordance with all notices to amend such certificate filed and recorded as aforesaid;

(f) **"Class A GP Distributions"** means, in respect of any Distribution Period, for the aggregate of all Class A GP Units outstanding as of the Distribution Record Date, an amount equal to 0.001% of the Net Income of the Partnership after payment of the Class C Preferred Distributions;

(g) **"Class A GP Units"** means Class A general partner units of the Partnership having the rights, privileges and restrictions set forth in Section 4.2 hereof;

(h) **"Class B Common Distributions"** means, in respect of any Distribution Period, for the aggregate of all Class B Common LP Units outstanding as of the Distribution Record Date:

   (i) if the General Partner also declares payable the Class A GP Distributions to holders of Class A GP Units for that Distribution Period, an amount equal to 99.999% of the Net Income of the Partnership for the Distribution Period after payment of the Class C Preferred Distributions; and

   (ii) if the General Partner does not declare payable the Class A GP Distributions to holders of Class A GP Units for that Distribution Period, an amount equal to 100% of the Net Income of the Partnership for the Distribution Period after payment of the Class C Preferred Distributions;

(i) **"Class B Common LP Units"** means Class B common limited partner units of the Partnership having the rights, privileges and restrictions set forth in Section 4.3 hereof;

(j) **"Class C Preferred Distributions"** means, in respect of any Distribution Period, for each Class C Preferred LP Unit outstanding as of the Distribution Record Date, an amount equal to 1/12 of: (i) the Class C Preferred Stated Value; multiplied by (ii) the Class C Preferred Return Rate;

(k) **"Class C Preferred Distribution Accrual Account"** has the meaning set forth in Section 5.3;

(l) **"Class C Preferred LP Units"** means Class C preferred limited partner units of the Partnership having the rights, privileges and restrictions set forth in Section 4.4 hereof;

(m) **"Class C Preferred Return Rate"** means 12.1%;

(n) **"Class C Preferred Stated Value"** means $1.00 per Class C Preferred LP Unit;

(o) **"Distribution Payment Date"** means the date specified by the General Partner as the applicable Distribution Record Date, or a day within 30 days after the applicable Distribution Record Date;

(p) **"Distribution Period"** means the period commencing on the first day of each calendar month, or such other date as may be determined from time to time by the General Partner, and ending on the last day of a calendar month, or such other date as may be determined from time to time by the General Partner;

(q) **"Distribution Record Date"** means the 10th day of each calendar month or such other date as may be determined from time to time by the General Partner, except that December 31 shall in all cases be a Distribution Record Date;

(r) **"Extraordinary Resolution"** means a resolution, passed at a duly convened meeting of Limited Partners, or any adjournment thereof, called to consider the resolution by a majority of not less than 66 2/3% of the votes cast by Limited Partners at the meeting, or adjournment, who are entitled to vote with respect to such resolution or a resolution in writing signed in one or more counterparts by Limited Partners holding not less than 66 2/3% of the votes entitled to vote with respect to such resolution at a meeting;

(s) **"Fiscal Year"** means the Fiscal Year of the Partnership as set out in Section 6.5, as the same may be amended from time to time in accordance herewith;

(t) **"GAAP"** means the generally accepted accounting principles from time to time approved by the Canadian Institute of Chartered Accountants, or any successor institute, applicable as at the date on which such calculation is made or required to be made in accordance with generally accepted accounting principles applied on a basis consistent with preceding years;

(u) **"General Partner"** means Petrowest Energy Services General Partner Ltd. and each other party who becomes an additional or substituted General Partner pursuant to the terms and conditions of this Agreement;

(v) **"Limited Partners"** means Acquisitionco, the Business Trust and each of those persons who from time to time is accepted as and becomes a limited partner of the Partnership in accordance with the terms and conditions of this Agreement;

(w) **"Net Income"** or **"Net Loss"** means, with respect to any period, the gross revenue of the Partnership from all sources, interest and other income for the period (including any gain or loss derived or sustained by the Partnership from any disposition of any capital property of the Partnership and all other items of income, gain, proceeds of disposition and recapture) less all expenses properly incurred or accrued by or on behalf of the Partnership, capital losses, and other losses for tax purposes and all other items of loss, deduction and credit, all as determined by the General Partner in accordance with GAAP;

(x) **"Ordinary Resolution"** means a resolution, passed at a meeting of Limited Partners, or any adjournment thereof, called to consider the resolution by a simple majority of more than 50% of the votes cast by Limited Partners at the meeting, or adjournment, who are entitled to vote with respect to such resolution or a resolution in writing signed in one or more counterparts by Limited Partners holding more than 50% of the votes entitled to vote with respect to such resolution at a meeting;

(y) **"Partners"** means the General Partner and the Limited Partners and **"Partner"** means any one of them;

(z) **"Partnership"** means Petrowest Construction Limited Partnership, a limited partnership formed on August 15, 2006 and continued pursuant to the terms of this Agreement;

(aa) **"Partnership Act"** means the *Partnership Act* (Alberta) R.S.A. 2000, c. P-3;

(bb) **"Partnership Business"** has the meaning set forth in Section 3.1;

(cc) **"Partnership Property"** means the property and property interests (whether real or personal, vested or contingent, tangible or intangible) held by or for the benefit of the Partnership at any time and from time to time;

(dd) **"Person"** means any individual, partnership, limited partnership, joint venture, syndicate, sole proprietorship, company or corporation with or without share capital, unincorporated association, incorporated or unincorporated, society trust, trustee, executor, administrator or other legal personal representative, regulatory body or agency, government or governmental agency, authority or entity however designated or constituted;

(ee) **"Redemption Date"** means:

(i) in the case of a redemption at the option of the Partnership pursuant to Section 4.5(a)(i), the date (which shall not be fewer than 10 days after written notice of such redemption is provided to the holders of Class C Preferred LP Units) established by the General Partner for the redemption by the Partnership of Class C Preferred LP Units; and

(ii) in the case of a redemption at the option of the holder of Class C Preferred LP Units pursuant to Section 4.5(a)(ii), the date (which shall not be later than 30 days after such holder's request for redemption) established by the General Partner for the redemption by the Partnership of such holder's Class C Preferred LP Units;

(ff) **"Redemption Price"** has the meaning set forth in Section 4.5(a)(i);

(gg) "**Register**" means the register of Partners maintained or caused to be maintained pursuant to Section 6.9;

(hh) "**Registrar and Transfer Agent**" means the registrar and transfer agent for the Partnership referred to in Section 6.9;

(ii) "**Tax Act**" means the *Income Tax Act* (Canada) R.S.C. 1985, c.1 (5th Supp);

(jj) "**Unit**" means a Class A GP Unit, a Class B Common Unit or a Class C Preferred LP Unit, or all or any of them, as the context requires, which represents an interest in the Partnership as provided for in this Agreement and having the rights, privileges, restrictions and conditions set forth herein; and

(kk) "**Unit Certificate**" means a certificate representing ownership of one or more Units, which certificate shall be substantially in the form attached hereto as Schedule A or such other form as is approved from time to time by the General Partner.

1.2 Schedules

The following Schedule forms part of this Agreement:

Schedule A Form of Unit Certificate

Schedule B Business of the Partnership

1.3 Interpretation

(a) Headings: The division of this Agreement into Articles, Sections, subsections and paragraphs and the insertion of headings are for convenience of reference only and shall not affect in any way the meaning or interpretation of this Agreement.

(b) Section References: Unless the contrary intention appears, references in this Agreement to an Article, Section, subsection, paragraph or Schedule by number or letter or both refer to the Article, Section, subsection, paragraph or Schedule, respectively, bearing that designation in this Agreement.

(c) Gender, Plural, Derivatives: In this Agreement, unless the context otherwise requires, words importing the singular include the plural and vice versa; and words importing gender include all genders. If a word is defined in this Agreement, unless the context otherwise requires, a derivative of that word shall have a corresponding meaning.

(d) Date for Actions: In the event that the date on which any action is required to be taken hereunder by any of the parties is not a business day in the place where the action is required to be taken, such action shall be required to be taken on the next succeeding day which is a business day in such place.

(e) Statutes: References in this Agreement to any statute or sections thereof shall include such statute as amended or substituted and any regulations promulgated thereunder from time to time in effect.

(f) Currency: Unless otherwise stated, all references in this Agreement to sums of money are expressed in lawful money of Canada.

(g) Arm's Length: Persons shall be deemed to be acting "at arm's length" with one another if they would be at arm's length for purposes of the Tax Act.

ARTICLE II
THE PARTNERSHIP

2.1 Continuation of Partnership

The General Partner, Acquisitionco, and the Business Trust hereby agree that the Partnership shall be continued pursuant to this Agreement and that the Partnership shall be a limited partnership governed by the laws of the Province of Alberta and the terms and conditions of this Agreement.

2.2 Name

The name of the Partnership shall be **"Petrowest Services Rentals LP"**, or such other name or names as the General Partner may determine from time to time of which notice to amend the Certificate is filed and recorded pursuant to the Partnership Act.

2.3 Principal Office

The principal office of the Partnership shall be located at Suite 204, 10605 Westside Drive Grande Prairie, Alberta, T8V 8E5. The General Partner may change the principal office of the Partnership to such other office or offices in such city as the General Partner may from time to time determine provided that the General Partner gives notice of such change to the Limited Partners. The General Partner may establish such other place or places of Partnership Business as it may determine from time to time.

ARTICLE III
PARTNERSHIP BUSINESS

3.1 Partnership Business

The Partnership is formed for the purpose set out in Schedule B and such other businesses as the board of directors of the General Partner may determine, and activities ancillary and incidental thereto, whether carried on directly or indirectly or through another Person (the **"Partnership Business"**).

3.2 Powers

The purpose of the Partnership set forth in Section 3.1 shall be construed as both the purpose of, and the basis for power of, the Partnership and the General Partner hereunder. The Partnership shall have, without limitation, the power to do, or cause to be done, any and all acts and things necessary, convenient or incidental to the accomplishment of the purpose of the Partnership and any means by which the purpose of the Partnership may be accomplished shall not limit or be construed so as to limit the powers which may be exercised by the Partnership.

ARTICLE IV
UNITS, CAPITAL CONTRIBUTIONS AND ADMISSION OF NEW PARTNERS

4.1 Division into Units

The Partnership is authorized to issue:

(a) one class of Units, to be designated as "Class A GP Units", in an unlimited number;

(b) one class of Units, to be designated as "Class B Common LP Units", in an unlimited number; and

(c) one class of Units, to be designated as "Class C Preferred LP Units", in an unlimited number,

such Units having attached thereto the rights, privileges, restrictions and conditions set forth in this Agreement.

4.2 Attributes of Class A GP Units

The Class A GP Units may only be issued to the General Partner and any other Person who may become a general partner and shall represent an undivided 0.001% interest in the Partnership with the following rights, privileges, restrictions and conditions, as a class, as more particularly described in this Agreement:

(a) the right to receive the Class A GP Distributions declared payable by the General Partner from time to time; and

(b) on a distribution of Partnership Property in the event of the liquidation, dissolution or winding-up of the Partnership, the right to receive an amount equal to 0.001% of all remaining property and assets of the Partnership upon dissolution, *pro rata* with the holders of Class B Common LP Units, if any, after deducting therefrom, all amounts payable to the holders of Class C Preferred LP Units as described in Section 4.4(c) of this Agreement.

4.3 Attributes of Class B Common LP Units

The Class B Common LP Units shall represent an undivided interest in the Partnership with the following rights, privileges restrictions and conditions, as more particularly described in this Agreement:

(a) the right to one vote for each Class B Common Unit on any Ordinary Resolution or Extraordinary Resolution of the Limited Partners;

(b) the right to receive the Class B Common Distributions declared payable by the General Partner from time to time; and

(c) on a distribution of Partnership Property in the event of the liquidation, dissolution or winding-up of the Partnership, the right to receive an amount equal to 99.999% of all remaining property and assets of the Partnership upon dissolution, *pro rata* with the holders of Class A GP Units, if any, after deducting therefrom, all amounts payable to the holders of Class C Preferred LP Units as described in Section 4.4(c) of this Agreement.

4.4 Attributes of Class C Preferred LP Units

The Class C Preferred LP Units shall represent an interest in the Partnership with the following rights and privileges restrictions and conditions, as more particularly described in this Agreement:

(a) the right to one vote, separately as a class, for each Class C Preferred LP Unit on any Extraordinary Resolution of the Limited Partners to:

(i) modify any existing class of Units or create a new class of units having the right to receive distributions of the Partnership (including on liquidation and dissolution) in priority to the Class C Preferred LP Units;

(ii) dissolve the Partnership, as contemplated in Section 12.2(c); or

(iii) modify, amend, or change the rights, privileges and restrictions applicable to the Class C Preferred LP Units;

(b) the right to receive the Annual Class C Preferred Return upon and subject to the terms of this Agreement; and

(c) on a distribution of Partnership Property in the event of the liquidation, dissolution or winding-up of the Partnership, the right to receive an amount equal to the lesser of:

(i) all remaining property and assets of the Partnership on dissolution; and

(ii) the sum of the following amounts:

(A) an amount equal to the Class C Preferred Distribution Accrual Account;

(B) the Class C Preferred Stated Value of each Class C Preferred LP Unit issued and outstanding; and

(C) the Annual Class C Preferred Return, pro-rated for any period in which the Annual Class C Preferred Return has not been declared.

4.5 Redemption of Class C Preferred LP Units

(a) Subject to the further terms and provisions of this Section 4.5:

(i) the Partnership, shall have the right, at any time, and from time to time, by written notice to the holders of Class C Preferred LP Units, to redeem all or any portion of the Class C Preferred LP Units (if less than all, the Partnership may only redeem such Class C Preferred LP Units on a *pro rata* basis among all holders of Class C Preferred LP Units), at a price per Class C Preferred LP Unit (the "Redemption Price") equal to:

(A) the Class C Preferred Stated Value; plus

(B) that proportion of the Class C Preferred Distribution Accrual Account attributable to such Class C Preferred LP Unit as at the Redemption Date (based upon the percentage that the Class C Stated Value of the Class C Preferred LP Unit to be redeemed bears to the aggregate of the Class C

Stated Value of all of the Class C Preferred LP Units then outstanding); plus

(C) the Class C Preferred Distribution, pro-rated for any period up to the Redemption Date in which the Annual Class C Preferred Return has not been declared; and

(ii) a holder of Class C Preferred LP Units shall have the right, at any time, and from time to time, by written notice to the General Partner, to require the Partnership to redeem all or any portion of such holder's Class C Preferred LP Units at the Redemption Price.

(b) A written notice by the Partnership of its intent to redeem Class C Preferred LP Units shall specify: (i) the Redemption Date; (ii) the Redemption Price; (iii) the number of Class C Preferred LP Units to be redeemed; (iii) the manner of payment thereof; and (iv) that on the Redemption Date, the holder of Class C Preferred LP Units shall cease to be a holder of such Class C Preferred LP Units to be redeemed and shall not be entitled to exercise any of the rights of holders in respect thereof, other than the right to receive the Redemption Price attributable thereto.

(c) A written notice by a holder of Class C Preferred LP Units to require the Partnership to redeem the Class C Preferred LP Units shall: (i) specify the number of Class C Preferred LP Units to be redeemed; (ii) be accompanied by the unit certificates representing such Class C Preferred LP Units; (iii) contain an acknowledgement that on the Redemption Date, such holder shall cease to be a holder of those Class C Preferred LP Units requested to be redeemed and shall not be entitled to exercise any of the rights of holders in respect thereof, other than the right to receive the Redemption Price attributable thereto.

(d) On the Redemption Date, the Partnership shall deliver or cause to be delivered, the Redemption Price against delivery to it of the unit certificates representing the Class C Preferred LP Units to be redeemed. If a part only of the Class C Preferred LP Units represented by a unit certificate are to be redeemed, a new certificate for the balance shall be issued at the expense of the Partnership.

(e) In the case of a request for redemption by a holder of Class C Preferred LP Units, the Redemption Price shall be paid by cheque payable in lawful money of Canada and shall be available for pick-up by the holder thereof at the head offices of the Partnership, or shall be paid by such other reasonable means as the General Partner and such holder shall agree.

(f) Notwithstanding anything to the contrary contained herein, the General Partner may not establish a Redemption Date unless the Partnership has available cash or available credit facilities to permit redemption of the Class C Preferred LP Units and, in such event, upon receipt by the General Partner of a request for redemption by a holder of Class C Preferred LP Units, the General Partner shall return the unit certificates representing the Class C Preferred LP Units requested to be redeemed to the holder thereof and advise such holder, in writing, that the General Partner is not able, at that time, to establish a Redemption Date pursuant to the terms of this Agreement.

4.6 General Partner Contribution

(a) The parties to this Agreement acknowledge that the General Partner has previously made a Capital Contribution to the Partnership of $100.00 and such amount shall be credited to the capital account for the General Partner and the Partnership shall issue 100 Class A GP Units to the General Partner in respect of such Capital Contribution.

(b) The General Partner shall not, and shall not be required to, make any further Capital Contribution to the Partnership, except as provided herein.

4.7 Limited Partner Contributions

(a) Concurrently herewith Business Trust shall contribute $100.00 to the Partnership, and upon such Capital Contribution being made, the capital account for Business Trust shall be credited with $100.00 and the Partnership shall issue 100 Class B Common LP Units to Business Trust.

(b) The parties to this Agreement acknowledge that Acquisitionco has previously made a Capital Contribution to the Partnership of $10.00 and such amount shall be credited to the capital account for Acquisitionco and the Partnership shall issue 10 Class C Preferred LP Units to Acquisitionco in respect of such Capital Contribution.

4.8 Issue of Units and Admission of Limited Partners

The General Partner may, subject to this Section 4.8, admit additional general partners and Limited Partners by the issue of Units from time to time and there shall be no limit on the maximum number of Units that may be issued hereunder. Each person subscribing for Units must complete, execute and deliver to, or to the order of, the General Partner a subscription and power of attorney, in form and substance satisfactory to the General Partner, together with the subscription price therefore and any other documents necessary to comply with applicable securities laws and terms and conditions of issue. A subscriber for Units shall become a general partner or a Limited Partner upon the acceptance by the General Partner of its subscription and power of attorney and such other documents in compliance by the Limited Partner with this Section 4.8, to the satisfaction of the General Partner and, to the extent applicable, the amendment of the Certificate to include the subscriber as a Limited Partner in accordance with the Partnership Act and, thereupon, the Limited Partners hereby consent to the admission of, and will admit, additional general partners and Limited Partners to the Partnership without further act of the Partners.

4.9 Amendment of Certificate

Upon compliance with the other terms and conditions of this Agreement, the General Partner shall amend the Certificate in accordance with the Partnership Act to include the name of each additional person intended to become a Limited Partner as a Limited Partner, the amount and conditions of such person's contribution to the capital of the Partnership and such other information as is required to be stated in the Certificate and shall make such other filings and recordings as may be required by law.

4.10 Refusal of Subscriptions

Subject to Section 4.11 hereof, the General Partner may, for any reason in its discretion, refuse to accept any subscription for a Unit. In the event of any such refusal or in the event of the acceptance of a subscription and power of attorney, but a failure to amend the Certificate in accordance with the

Partnership Act to include the subscriber as a Limited Partner, the General Partner shall cause the return of the subscription and power of attorney, accompanying documents and any contribution of capital to the subscriber.

4.11 Subscription for Additional Units by Limited Partners

Each Limited Partner shall have the right to subscribe for additional Units hereunder in accordance with the terms and conditions hereof, provided that the issuance of such Units is exempt from the prospectus and registration requirements of applicable securities laws and otherwise in compliance with such laws and such Limited Partner provides satisfactory evidence to the General Partner in respect thereof.

4.12 Issue of a Fraction of Unit

A Unit may be divided or split into fractions.

ARTICLE V
ACCOUNTS, ALLOCATIONS AND DISTRIBUTIONS

5.1 Capital Accounts

The General Partner shall establish and maintain on the books of the Partnership a capital account for each class of Units held by each of the Partners, which account shall be credited with each contribution to the capital of the Partnership made by the Partner and credited or debited, as the case may be, with amounts of capital allocated or distributed to the Partner from time to time.

5.2 Current Accounts

The General Partner shall establish and maintain on the books of the Partnership a current account for each of the Partners, which account shall be credited with all amounts, other than capital, in respect of which Partners are entitled to be credited, and debited with all amounts, other than capital, in respect of which Partners are to be charged pursuant to this Agreement. The interest of a Partner in the Partnership shall not terminate by reason of a negative or zero balance in any accounts maintained on the books of the Partnership with respect to such Partner.

5.3 Class C Preferred Distribution Accrual Account

The General Partner shall establish and maintain on the books of the Partnership, an account (the "**Class C Preferred Distribution Accrual Account**"), which account shall be:

(a) credited with the amount by which the Annual Class C Preferred Return in any Fiscal Year exceeds the Net Income of the Partnership in that Fiscal Period; and

(b) debited by the amount, if any, declared payable pursuant to Section 5.8(a)(ii).

5.4 No Interest Payable on Accounts

Except as provided herein, no Partner has the right to receive interest on any credit balance in accounts maintained on the books of the Partnership and no Partner is liable to pay interest to the Partnership on any deficit in any accounts maintained on the books of the Partnership.

5.5 Withdrawal

No Partner has the right to withdraw any of its Capital Contribution or any other amount or to receive any cash or other distribution from the Partnership except as provided for in this Agreement and except as permitted by law.

5.6 Return of Capital

No Partner shall be entitled to a return, or to demand a return, of any of such Partner's Capital Contribution or entitled to any distribution or allocation thereof except upon the dissolution of the Partnership or with the approval of the Limited Partners by Extraordinary Resolution.

5.7 Monthly Distributions

(a) Unless otherwise determined by the General Partner, the General Partner shall declare payable to the holders of Class A GP Units, the Class B Common LP Units and the Class C Preferred LP Units, as applicable, for a Distribution Period ending on the last day of every month:

(i) first, the Class C Preferred Distributions;

(ii) second, the Class B Common Distributions; and

(iii) third, the Class A GP Distributions, if applicable,

provided that, the General Partner may not declare payable, for any Distribution Period, Class A GP Distributions or Class B Common Distributions (or either of them) unless the General Partner concurrently declares payable the Class C Preferred Distributions.

5.8 Annual Distributions

Unless otherwise determined by the General Partner, the General Partner shall declare payable, at the end of each Fiscal Year:

(a) first, to the holders of Class C Preferred LP Units:

(i) if the Net Income of the Partnership for such Fiscal Year exceeds the Annual Class C Preferred Return, then an amount equal to the Annual Class C Preferred Return less all Class C Preferred Distributions declared payable by the Partnership in that Fiscal Year and if the Net Income of the Partnership for such Fiscal Year does not exceed the Annual Class C Preferred Return, then an amount equal to the Net Income of the Partnership for such Fiscal Year; plus

(ii) if the Net Income of the Partnership is greater than the Annual Class C Preferred Return, an amount, together with the amount declared payable in Section 5.8(a)(i), up to the Net Income of the Partnership for that Fiscal Year, outstanding in the Class C Preferred Distribution Accrual Account;

(b) second, to the holders of Class B Common LP Units, the remaining Net Income of the Partnership for such Fiscal Year (or 99.999% of the remaining Net Income if the General Partner declares payable to the holders of Class A GP Units, 0.001% of such Net Income

pursuant to Section 5.8(c)) if any, after deducting therefrom the amount declared payable to the holders of Class C Preferred LP Units pursuant to Section 5.8(a); and

(c) in its sole discretion, to the holders of Class A GP Units concurrently with the Class B Common Distributions, 0.001% of the remaining Net Income of the Partnership for such Fiscal Year after deducting therefrom, the amount declared payable to the holders of Class C Preferred LP Units pursuant to Section.

5.9 Payment of Distributions

Amounts payable to Partners pursuant hereto may be paid by the General Partner on any date specified by the General Partner as the Distribution Record Date, or a day within 30 days after the applicable Distribution Record Date. If, at such time, there is insufficient cash flow of the Partnership to pay such amounts, the General Partner shall pay such amounts, first, to the holders of Class C Preferred LP Units, second, to the holder of Class B Common LP Units, and third to the holders of Class A GP Units when the cash flow of the Partnership is sufficient to pay such amounts. Until such time as such amounts are paid, such amounts shall constitute non-interest bearing loans to the Partnership from the Partners.

5.10 Repayments

If, as determined by the General Partner, it appears that any Partner has received an amount under this Article 5 which is in excess of that Partner's entitlement, the Partner will, forthwith upon notice from the General Partner, reimburse the Partnership to the extent of the excess, and failing immediate reimbursement, the General Partner may withhold the amount of the excess from further distributions otherwise due the Partner.

5.11 Allocation of Net Income

In respect of each Fiscal Year of the Partnership, the Net Income of the Partnership for income tax purposes, any assistance or incentive payments received by the Partnership or which the Partnership is entitled to receive and any other expense, credit or other amount which is allocable for income tax purposes shall be allocated among the Partners on the last day of the Fiscal Year of the Partnership, as follows:

(a) first, to the holders of Class A GP Units, an amount equal to the Class A GP Distributions made to the holders of Class A GP Units in that Fiscal Year, among all holders of Class A GP Units as at that date on a *pro rata* basis;

(b) second, to the holders of Class C Preferred LP Units, an amount equal to the Class C Preferred Distributions made to the holders of Class C Preferred LP Units in that Fiscal Year, among all holders of Class C Preferred LP Units as at that date on a *pro rata* basis;

(c) third, to the holders of Class B Common LP Units, an amount equal to the Class B Common Distributions made to the holders in that Fiscal Year, among all holders of Class B Common LP Units as at that date on a *pro rata* basis; and

(d) fourth, as to the balance, if any, to the General Partner.

5.12 Allocation of Net Losses

All Net Losses of the Partnership for any Fiscal Year shall be allocated to the holders of Class A GP Units.

ARTICLE VI
POWERS, RIGHTS AND DUTIES OF THE GENERAL PARTNER

6.1 Management of Partnership and Powers of General Partner

(a) The General Partner shall, subject to the provisions of this Agreement, manage, control and operate the business and affairs of the Partnership, represent the Partnership, make all decisions regarding the Partnership Business and bind the Partnership to the same extent as if the General Partner was the sole and absolute beneficial owner of the Partnership Property. The General Partner shall have the right to invoice the Partnership and to be paid for those services and in such amounts as are approved by Ordinary Resolution of the Limited Partners.

(b) In addition to the powers and authorities possessed by the General Partner pursuant to the Partnership Act or conferred by law or elsewhere in this Agreement, the General Partner shall have the power and authority of a natural person to, or may, in its sole discretion, engage or delegate to another Person the right to, manage, control and operate the business and affairs of the Partnership and to do, or cause to be done, on behalf of the Partnership any and all acts necessary, convenient or incidental to the Partnership Business, without limitation, except as specifically limited by this Agreement, including, without limitation, to:

(i) hold the Partnership Property in the Partnership's name or the name of the General Partner, as nominee for the Partnership, or in the name of any other corporation incorporated for such purpose, as nominee for the Partnership, or to cause the properties to be held by such other person or persons in trust for the Partnership in circumstances where such manner of holding title is appropriate;

(ii) cause legal title in the Partnership Property to be held by the General Partner or in the name of any other person, as agent and nominee, on such terms, in such manner, and with such powers in such person as the General Partner may determine, in its sole discretion;

(iii) possess and exercise all of the rights, powers and privileges appertaining to the ownership of all or any part of the Partnership Property to the same extent that an individual might, including the power to sell, assign, convey, lease, license or otherwise dispose of the Partnership Property, unless otherwise limited herein;

(iv) engage any other person from time to time, or employ any persons as agents, representatives, employees or independent contractors in one or more capacities to carry out all or any portion of the Partnership Business;

(v) obtain and maintain insurance in such amounts and with such coverage as in the reasonable judgment of the General Partner may be necessary or advisable with respect to the Partnership Business;

(vi) maintain the books and records of the Partnership;

(vii) open and operate bank accounts for the Partnership and designate from time to time the signatories for such accounts;

(viii) incur, assume or become liable under or in respect of any indebtedness from time to time, by way of borrowed money, the purchase of debt instruments or securities, bankers, acceptances, letters of credit or other forms of credit and financial accommodation and without limit as to the amount, cost or terms of payment thereof (including payments which may be calculated by reference to cash flow, income, revenue or like amounts) upon the credit of the Partnership and to incur and to assume and covenant to pay indebtedness, liabilities and obligations of all kinds, to guarantee obligations of, co-covenant with and join in the covenants of, others, whether in respect of the indebtedness, liabilities or obligations of the Partnership or of others, and to raise or secure the repayment thereof, in such manner, upon such terms and conditions, and in all respects as the General Partner thinks fit, and in particular may, without limiting the generality of the foregoing (A) draw, make, accept, endorse, execute, negotiate, issue and deliver bills of exchange, promissory notes, cheques, drafts, orders for payment or delivery of money, receipts, directions, evidences of indebtedness, other negotiable and non-negotiable instruments and bonds, debentures, debenture stock and other debt obligations either outright or as security for any indebtedness, liabilities or obligations of the Partnership or of any other Person, (B) grant, create, incur or assume any security interest, mortgage, pledge, lien, charge, whether by way of specific or floating charge, or give other security on the undertaking and on the whole or any part of the property and assets of the Partnership (both present and future) and (C) execute and deliver all agreements, instruments, deeds and other documents relative to the foregoing;

(ix) provide guarantees, indemnities and other forms of assurance to third parties in respect of the indebtedness, liabilities or obligations of the Partnership or of any other Person;

(x) negotiate, execute and perform all agreements which require execution by or on behalf of the Partnership involving matters or transactions with respect to the Partnership Business, including exchange, swap, hedging and similar contents in respect of rates of exchange or currencies or interest rates;

(xi) invest funds of the Partnership in such investments as the General Partner considers reasonable and appropriate in the circumstances;

(xii) accept subscription for and issue additional Units as contemplated herein;

(xiii) submit to binding arbitration any matters pertaining to the assets, undertaking or Partnership Business;

(xiv) form any subsidiary for the purpose of making any investment or carrying on business related to the Partnership Business;

(xv) oversee the distribution of the assets of the Partnership after payment or satisfaction of the liabilities of the Partnership in accordance with this Agreement;

(xvi) enter into all agreements and do all such acts and things as are incidental to the foregoing and to exercise all powers which are necessary, useful or desirable to carry on the Partnership Business, make any decision and execute and deliver any instrument, deed, agreement or document which the General Partner may, in its discretion, determine appropriate, necessary or advisable in pursuing the Partnership Business;

(xvii) commence and defend any action or proceeding in connection with the Partnership;

(xviii) file all reports, returns and other filings under the Tax Act or otherwise;

(xix) retain such legal counsel, experts, advisors or consultants as the General Partner considers appropriate;

(xx) pay all costs and expenses of the Partnership;

(xxi) execute on behalf of the Partnership, any and all income tax elections and designations as the General Partner may deem appropriate; and

(xxii) do anything that is provided for in this Agreement or in furtherance of, incidental to, necessary or desirable in respect of the Partnership Business.

(c) Except with the approval by Extraordinary Resolution and the approval of board of directors of the General Partner, the General Partner shall not authorize:

(i) a sale, exchange or other disposition of all or substantially all of the assets of the Partnership (either in a single transaction or a series of transactions);

(ii) any merger, amalgamation, arrangement, reorganization, recapitalization, or similar transaction involving the Partnership; or

(iii) the winding-up, liquidation or dissolution of the Partnership prior to the end of the term;

except in each case in conjunction with, or pursuant to, or as part of, an internal reorganization of the Partnership.

(d) The General Partner may not authorize any material transactions or enter into material agreements or material commitments without the approval of the board of directors of the General Partner and for such purposes, a material transaction, material agreement or material commitment is one that, if undertaken by the General Partner, in its own capacity, would require the approval of the board of directors of the General Partner.

(e) Notwithstanding anything to the contrary contained in this Agreement, including Section 6.1(c) and 6.1(d), no person dealing with the Partnership shall be required to inquire into

the authority of the General Partner to take any action or to make any decision in the name of the Partnership.

6.2 Standard of Care

(a) The General Partner shall exercise its powers and discharge its duties and obligations under this Agreement honestly, in good faith, and in the best interests of the Limited Partners and the Partnership and shall, in discharging its duties, exercise the degree of care, diligence and skill that a reasonably prudent and qualified manager would exercise in similar circumstances.

(b) The General Partner will indemnify the Partnership for any losses, liabilities, expenses and damages incurred by the Partnership as a result of the General Partner's breach of the provisions of Section 6.2(a).

6.3 Delegation Permitted

The General Partner may grant or delegate to any Person, such authority and powers as the General Partner may, in its sole discretion, deem necessary or desirable to effect the actual administration of the duties of the General Partner or to conduct the operation of the Partnership Business. The General Partner may grant broad discretion to such Person to manage and administer the day-to-day operations of the Partnership Business, to act as agent for the Partnership, to execute documents on behalf of the Partnership, and to make executive decisions for and on behalf of the Partnership. The General Partner may enter into an agreement with such Person relating to such Person's scope of authority, compensation and any other matters deemed desirable by the General Partner.

6.4 Records of the Partnership

The General Partner shall maintain complete and adequate books and records of the Partnership Business. Subject to applicable laws (including the Tax Act), such books and records shall (until the expiry of one year following the termination of the Partnership) be kept available for inspection by any Partner or its duly authorized representatives (at the expense of such Partner) on not less than 48 hours notice to the General Partner (excluding Saturdays, Sundays, and statutory holidays in Alberta), during normal business hours at the principal office of the Partnership. Notwithstanding the foregoing, but subject to applicable law and Section 6.1, a Limited Partner shall not have access to or be provided with information with respect to the Partnership Business if such disclosure is prohibited by law or agreement.

6.5 Fiscal Year

The initial Fiscal Year of the Partnership shall end on December 31, 2006. Thereafter, each Fiscal Year shall, unless otherwise determined by the General Partner, shall commence on January 1 and shall end on the earlier of December 1 of that year or the date of dissolution or other termination of the Partnership.

6.6 Accountant and Auditors

Unless required by Ordinary Resolution, the General Partner shall not be required to appoint auditors of the Partnership to report to the Partnership with respect to the financial statements of the Partnership. The General Partner shall, however, retain a qualified chartered accountant to review the financial statements of the Partnership as at the end of, and for, each Fiscal Year.

6.7 Periodic Reporting by General Partner

The General Partner shall prepare, or cause to be prepared in accordance with GAAP, and transmit on a timely basis to each Partner, financial statements of the Partnership for each Fiscal Year which shall include a balance sheet, statements of income, Partners' equity, a statement of changes in capital changes in financial position and a report or allocations and distributions to Limited Partners together with all such information as may be necessary to enable the Partners to file all required Canadian federal and provincial income tax returns with respect to the income of the Partnership.

6.8 Accounting Policies

The General Partner may establish, from time to time, accounting policies with respect to the financial statements of the Partnership and may change, from time to time, any policy that has been so established provided that such policies are consistent with the provisions of this Agreement and with GAAP.

6.9 Registrar and Transfer Agent

The General Partner shall either act as Registrar and Transfer Agent for the Partnership or appoint a duly qualified and properly licensed trust or other company for such purpose and in such capacity the Registrar and Transfer Agent shall maintain and keep a Register of the names and addresses of the Limited Partners, the number of Units each Limited Partner holds and particulars of any assignment of Units. Upon request, a Limited Partner or his duly authorized representative shall be entitled to inspect, and at its expense receive a copy of, the Register.

6.10 Filings

The General Partner shall file or cause to be filed with the appropriate provincial authorities where it will carry on business any and all documents required to be filed by an extra-provincial limited partnership pursuant to the relevant provincial legislation, including, without limitation, a declaration, a power of attorney and any declaration of change required to be filed with respect to additional Limited Partners. All such documents required to be filed pursuant to the relevant provincial legislation will be available for inspection by the Limited Partners at the principal office of the Partnership.

6.11 Insurance

The General Partner will obtain and maintain on behalf of the Partnership insurance in such amounts and with such coverage as in the judgment of the General Partner may be necessary or advisable with respect to the Partnership Business.

6.12 Related Party Transactions

(a) Where goods or services are supplied to the Partnership by a Partner or any associate or Affiliate of a Partner or any of their respective directors or officers, if applicable, the cost of such goods or services to the Partnership shall not exceed the amount that would have been paid for such goods or services had they been provided by an arm's length party.

(b) The Partnership shall not sell any asset of the Partnership to a Partner, or any associate or Affiliate of a Partner, for an amount less than the fair market value of such asset, determined by the General Partner, acting reasonably.

6.13 Loans to General Partner

If the Partnership has any cash or other funds on hand not immediately required for investment or disbursement, the Partnership may lend any or all of such funds to the General Partner from time to time, on a non-interest basis, to be re-paid by the General Partner on demand by the Partnership.

ARTICLE VII
REIMBURSEMENT AND BORROWING COSTS

7.1 Reimbursement and Borrowing Costs

The General Partner is entitled to reimbursement by the Partnership of any advance by the General Partner to the Partnership on account of Partnership costs and expenses, together with interest thereon at the rate of interest and expense relative thereto at which such amounts are borrowed by the General Partner from its bankers, but such interest and expenses shall not exceed that which the Partnership could obtain from recognized financial establishments with respect to similar borrowings.

ARTICLE VIII
LIABILITY OF PARTNERS

8.1 Liability of General Partner

The General Partner has unlimited liability for the debts, liabilities and obligations of the Partnership.

8.2 Liability of Limited Partners

Subject to applicable laws, the liability of each Limited Partner for the debts, liabilities and obligations of the Partnership shall be limited to the aggregate of the amount of such Limited Partner's Capital Contribution, any additional amount the Limited Partner has agreed to contribute to the capital of the Partnership and such Limited Partner's share of the undistributed assets of the Partnership. A Limited Partner shall have no further liability for such debts, liabilities or obligations and shall not be liable for any further calls, assessments or contributions to the Partnership.

8.3 Prohibition From Participation in Management

No Limited Partner, in that capacity, shall take part in the management or control of the Partnership Business or transact any business for the Partnership nor may any Limited Partner, as such, have the power to sign for or bind the Partnership.

8.4 Maintenance of Limited Liability

The Partnership and the General Partner shall, to the greatest extent possible, endeavour to maintain the limited liability of the Limited Partners under applicable laws of the jurisdictions in which the Partnership carries on or is deemed to carry on business.

8.5 Negligent Acts

Each Partner shall be liable while it is a Partner or after it has ceased to be a Partner for any grossly negligent acts or omissions committed by it or those Persons directly under its control while it is or was a Partner of the Limited Partnership.

8.6 Admission of Negligent Acts

Each Partner covenants that it will not admit to having committed any negligent act or omission in the performance of its duties as a Partner nor settle or compromise any action brought against it with respect to such negligent act or omission without the prior written consent of the other Partners or its insurers.

8.7 General Partner Indemnity

The General Partner shall indemnify and hold harmless each Limited Partner (including former Limited Partners) from and against any and all actions, causes of action, claims, demands, liabilities, losses, damages, costs, judgments, fines, settlements, charges and expenses (including, without limitation, any legal fees and expenses on a full indemnity basis) which such Limited Partner may suffer, incur or be liable for, as a result of a loss of limited liability, other than a loss of limited liability caused by any act or omission of such Limited Partner or as contemplated by Section 8.3, provided that the foregoing indemnification shall be restricted, in respect of each Limited Partner, to the amount in excess of the aggregate of the amounts referred to in Section 8.2. The General Partner shall indemnify and hold harmless the Partnership from and against all costs incurred and damages suffered by the Partnership as a result of error, gross negligence or wilful misconduct by the General Partner or as a result of any act or omission by the General Partner not reasonably believed in good faith to be within the scope of authority conferred by this Agreement.

8.8 Partnership Indemnity of General Partner Directors and Officers

The Partnership agrees to and shall indemnify and hold harmless the directors and officers of the General Partner from and against any and all actions, causes of action, claims, demands, liabilities, losses, damages, costs, judgments, fines, settlements, charges and expenses (including, without limitation, any legal fees and expenses on a full indemnity basis) which they may suffer, incur or be liable for, as a result of, arising out of, relating to or connected with such director or officer acting as a director, officer or other representative on behalf of the Partnership, provided that such liabilities, losses, damages, costs, charges or expenses are not a result of the fraud, dishonesty, wilful neglect, wilful default, negligence, breach of trust or breach of duty of the General Partner.

8.9 Acknowledgment of Potential Loss of Limited Liability

The Limited Partners acknowledge that there is a possibility that Limited Partners may lose their limited liability to the extent that the principles of Canadian law recognizing the limitation of liability of Limited Partners have not been authoritatively established with respect to limited partnerships formed under the laws of one province but operating, owning property, or incurring obligations in another province.

ARTICLE IX
UNIT CERTIFICATES

9.1 Unit Certificate

The General Partner shall deliver to each Partner a Unit Certificate in such form as may be approved from time to time by the General Partner specifying the number of Units held by such Partner. Each Unit Certificate shall be signed manually by the General Partner or at least one officer or director of the General Partner, if applicable, or by or on behalf of the Registrar and Transfer Agent and any additional signatures may be printed or otherwise mechanically reproduced and, in such event, a Unit Certificate is as valid as if signed manually, notwithstanding that any person whose signature is so printed or mechanically reproduced shall have ceased to hold the office that such officer or director is stated on the Unit Certificate to hold. A Unit Certificate may be delivered to a Partner entitled thereto by being mailed by prepaid post addressed to the address of such Partners shown in the Register (or in the case of a Unit Certificate in the name of one or more persons, to the person whose name first appears on the Unit Certificate), and none of the Partnership, the General Partner nor the Registrar and Transfer Agent shall be liable for any loss occasioned to any Partner by reason that the Unit Certificate so posted is lost or stolen from the mails or is not delivered.

9.2 Lost Unit Certificate

Where a Partner claims that a Unit Certificate representing a Unit recorded in the name of such Partner has been defaced or apparently lost, destroyed or wrongly taken, the General Partner shall cause a new Unit Certificate to be issued in substitution for such Unit Certificate provided that such Partner:

(a) files with the General Partner or Registrar and Transfer Agent a form of proof of loss and, if required by the General Partner, an indemnity bond in a form and in an amount satisfactory to the General Partner to indemnify and hold harmless each of the Partnership, General Partner and Registrar and Transfer Agent from any costs, damages, liabilities or expenses suffered or incurred as a result of or arising out of issuing such new Unit Certificate; and

(b) satisfies such other requirements as are reasonably imposed by the General Partner or Registrar and Transfer Agent.

9.3 Registered Holders of Units

Where a Unit is subscribed for by or assigned to two or more persons, or a Unit Certificate is in the name of two or more persons:

(a) the name of each person shall be shown on the Unit Certificate in respect of the Unit;

(b) the Unit shall be presumed by the Partnership to be held jointly;

(c) the Unit Certificate shall be delivered to the person whose name appears first on the Register in respect of the Unit;

(d) amounts distributed by the Partnership in respect of the Unit may be sent to the person whose name appears first on the Register in respect of the Unit or to such one of them as the joint holders direct in writing, and any one of such persons may give effectual

receipts for any monies or assets distributed in respect of the Unit with the other of such persons having no further recourse against the Partnership; and

(e) any one of such persons may vote in respect of the Unit as if that person were solely entitled thereto, but if more than one of such persons is present or is represented at a meeting, the person whose name appears first on the Register in respect of the Unit shall alone be entitled to vote in respect thereof.

ARTICLE X
RESTRICTIONS ON TRANSFER

10.1 Transfer of Interest of General Partner

Except as otherwise provided herein, the General Partner may not sell, assign, transfer or otherwise dispose of its interest in the Partnership as general partner, other than to an Affiliate, without the prior approval of the Limited Partners given by Extraordinary Resolution. Any transfer requiring approval as provided herein that is transferred without such approval will not relieve such General Partner of the obligations of such General Partner set forth in this Agreement. Any transferee acquiring the approval required by the terms of this Agreement shall assume the obligations of the General Partner and any restrictions relating to transfers of interests or securities of the General Partner shall apply, with appropriate modifications, to such new General Partner.

10.2 Transfer of Units by Limited Partner

(a) At no time may Units or the beneficial ownership therein be transferred to non-residents of Canada (within the meaning of the Tax Act) or to a partnership that is not a "Canadian partnership" (within the meaning of the Tax Act) and such transfer shall be null and void and the transferor thereof shall be deemed, for all purposes, to be the registered and beneficial holder thereof. Subject to the foregoing, the General Partner shall have the right, in its sole and absolute discretion, to refuse any transfer of Units in whole or in part.

(b) A transferee of Units shall not be recognized as a Partner until such time as a Notice to Amend the Certificate is filed with the Registrar which shall, in any event, be no later than the last day of the calendar month following the month in which such transfer is effected and, upon such date, such transferee will automatically become bound and subject to this Agreement without execution of any further instrument, and, without limiting the generality of the foregoing, such transferee shall be deemed to make all of the representations and warranties, covenants and acknowledgements of a Partner pursuant to this Agreement and to grant the power of attorney provided for in Section 18.1 hereof.

(c) In the case of a transfer of less than all of the Units represented by a Unit Certificate (if a Unit Certificate has been issued), a new replacement Unit Certificate for the balance of the Units retained by the transferor also shall be issued.

(d) Neither the General Partner nor the Registrar and Transfer Agent, if any, shall be bound to see to the execution of any trust, express, implied or constructive, or of any charge, pledge or equity to which any of the Units or any interests therein are subject, to ascertain or inquire whether any sale or transfer of any such Units or interest therein by a Partner

or his personal representatives is authorized by such trust, charge, pledge or equity or to recognize any person having any interest therein except for the person recorded as such Partner. No transfer shall relieve the transferor from any obligations to the Partnership incurred prior to the transfer becoming effective. Any transfer of Units made in accordance with the provisions hereof shall be made without charge.

(e) Where a person becomes entitled to a Unit on the incapacity, death or bankruptcy of a Partner, or otherwise by operation of law, in addition to the requirements of Section 10.2 hereof, such entitlement will not be recognized or entered in the register evidencing ownership of the Units until that Person:

(i) has produced evidence satisfactory to the General Partner of such entitlement;

(ii) has acknowledged in writing that he is not a non-resident of Canada (within the meaning of the Tax Act) or, if a partnership, is a "Canadian Partnership" (within the meaning of the Tax Act); and

(iii) has acknowledged in writing that he is bound by the terms of this Agreement.

(f) A Partner may mortgage, pledge or hypothecate a Unit which has been fully paid for as security for a loan to or an obligation of such Partner; however, the General Partner is not obliged to recognize or acknowledge any such mortgage, pledge or hypothecation, and until and unless a Unit is transferred in accordance with this Article 10, only the registered holder of the Unit shall be recognized by the General Partner and all distributions shall be made to such registered holder.

10.3 Ongoing Obligation of Partner

No transfer of a Unit shall relieve the Partner of any obligation that has accrued or was incurred prior to the effective date of such transfer.

10.4 Assignees Who Are Not Substituted Partners

An assignee of a Unit or a person who has become entitled to a Unit by operation of law who has not complied with the provisions of this Agreement has no right to access or be provided with any information with respect to the Partnership Business and has only the rights accorded to such assignees pursuant to the Partnership Act.

ARTICLE XI
TERM

11.1 Term

The Partnership shall continue indefinitely unless terminated by the provisions of Article 12 hereof.

ARTICLE XII
DISSOLUTION AND TERMINATION

12.1 No Dissolution

Notwithstanding any rule of law to the contrary, the Partnership shall not be terminated and dissolved except in the manner provided in this Agreement. Without limiting the generality of the foregoing, other than as set out in Section 12.2, the Partnership shall not be terminated or dissolved by the admission of any new Partner or by the withdrawal, removal, retirement, death, mental incompetence, insolvency, bankruptcy, liquidation, dissolution, winding up or other disability of a Partner.

12.2 Events of Dissolution

The Partnership shall dissolve upon the occurrence of any of the following events:

(a) 120 days following the deemed resignation of the General Partner pursuant to Section 14.1 unless the Limited Partners have by Extraordinary Resolution appointed a new General Partner prior thereto;

(b) any event which makes it unlawful for the Partnership Business to be continued;

(c) the date that an Extraordinary Resolution of the Limited Partners, dissolving the Partnership becomes effective; or

(d) subject to Section 12.1, upon the occurrence of any event that under the laws of the Province of Alberta, causes the dissolution of a limited partnership.

12.3 Liquidating Trustee

Upon dissolution of the Partnership, the liquidating trustee (which will be the General Partner unless the General Partner is unable or unwilling to act, in which event the liquidating trustee shall be a General Partner or such other Person as may be selected by Ordinary Resolution) shall proceed diligently to wind up the affairs of the Partnership and distribute the assets of the Partnership in accordance with Section 12.4. Subject to Section 12.4, the liquidating trustee may manage, control and operate the business and affairs of the Partnership with all of the power and authority of the General Partner. The liquidating trustee shall be paid its reasonable fees and disbursements in carrying out its duties as such. Allocations and distributions shall continue to be made during the period of liquidation in the same manner as before dissolution. The liquidating trustee shall have full right and unlimited discretion to determine the time, manner and terms of any sale or sales of Partnership assets pursuant to such liquidation, having due regard to the activity and condition of the relevant market and general financial and economic conditions.

12.4 Distribution of Assets

The liquidating trustee shall settle the Partnership accounts as expeditiously as possible and, in the following order, shall:

(a) sell and liquidate sufficient assets of the Partnership to pay the liabilities of the Partnership (including any amounts payable to the General Partner);

(b) place in escrow a cash reserve fund for contingent liabilities, in an amount determined by the liquidating trustee to be appropriate for such reserve fund, to be held for such period as the liquidating trustee regards as reasonable and then to be distributed pursuant to this Section 12.4;

(c) distribute the remaining property and assets to the Partners in the manner contemplated in Sections 4.2(b), 4.3(c) and 4.4(c).

12.5 Type of Distributions

Distributions of assets and payments by the liquidating trustee on dissolution of the Partnership may be satisfied either by the liquidating trustee selling the assets of the Partnership and distributing the proceeds thereof, or by the liquidating trustee distributing assets of the Partnership *in specie* for the fair market value thereof.

12.6 Reports

Within a reasonable time following the completion of the liquidation of the Partnership's assets, the liquidating trustee shall forward or cause to be forwarded to each of the Partners a statement, with respect to the assets and liabilities of the Partnership as of the date of the completion of the liquidation, and each Partner's share of the distributions pursuant to Section 12.4.

12.7 No Other Right

Except as provided herein, no Limited Partner shall have the right to ask for the dissolution of the Partnership, for the winding-up of its affairs or for the distribution of its assets. No Partner shall have any right to demand or receive property, other than cash, upon dissolution of the Partnership.

12.8 Final Filing

Upon completion of the liquidation of the Partnership and the distribution of all Partnership assets, the Partnership shall terminate and the liquidating trustee shall execute and record a declaration of dissolution as well as any other documents required to affect the dissolution and termination of the Partnership.

ARTICLE XIII
REPRESENTATIONS

13.1 Representations of General Partner

The General Partner represents, warrants, covenants and agrees with each Limited Partner that the General Partner:

(a) is a corporation incorporated under the laws of Alberta and is validly subsisting under such laws;

(b) has and shall maintain the capacity and corporate authority necessary to act as a general partner of the Partnership and to perform its obligations under this Agreement, and that such obligations do not and will not conflict with or result in a breach of any of its

constating documents, by-laws or any agreement by which or to which it or any of its property is or may become bound or subject;

(c) will act fairly and in good faith toward the Limited Partners in the conduct of the Partnership Business;

(d) shall obtain and maintain in good standing the registrations necessary for the conduct of its present business and shall obtain (as and when required), hold and continue to maintain all registrations, licenses and permits necessary to carry on its business as the general partner of the Partnership in all jurisdictions where the activities of the Partnership require such licensing or other form of registration of the General Partner;

(e) will devote as much time as is reasonably necessary for the conduct and prudent management of the business and affairs of the Partnership; and

(f) is not and shall not become a "non-resident" of Canada within the meaning of the Tax Act.

13.2 Representations of Limited Partners

Each of the Limited Partners severally represents, warrants, covenants and agrees with the Partnership and each other Partner that such Limited Partner:

(a) if a corporation, is duly organized, incorporated, continued or recognized under the laws of the jurisdiction of its organization, incorporation, continuance or recognition, and is validly subsisting under such laws;

(b) has and shall maintain the capacity and, if applicable, corporate authority necessary to be a Limited Partner of the Partnership and to perform its obligations under this Agreement, and that such obligations do not and will not conflict with or result in a breach of any of its constating documents, by-laws or any agreement by which or to which it or any of its property is or may become bound or subject;

(c) is not relying upon, and has not received from any other person, any statement, representation or warranty as to the deductibility by such Limited Partner or by the Partnership of any costs, outlays or expenses made or incurred by such Limited Partner or by the Partnership in computing the income or taxable income of such Limited Partner or the Partnership for purposes of the Tax Act or the income tax legislation of any province, territory or other jurisdiction;

(d) has subscribed for Units as principal in furtherance of its normal business operations and shall provide the General Partner with such evidence regarding its ability to subscribe for Units without having received a prospectus therefor and without registration of such Units under applicable securities legislation as the General Partner may reasonably request;

(e) has made such investigations of the business carried on or proposed to be carried on by the Partnership as it has considered appropriate, has obtained such information with respect thereto as it has considered necessary, and has been, and will continue to be, solely responsible for making its own independent appraisal and assessment of the merits

and risks of entering into this Agreement without relying on any other Person in respect thereof;

(f) is not and shall not become a "non-resident" of Canada within the meaning of the Tax Act and if a partnership, is a "Canadian Partnership" within the meaning of the Tax Act; and

(g) shall not transfer its Units in whole or in part in a manner not permitted by this Agreement.

13.3 Survival of Representations

The representations contained in this Article shall survive execution and delivery of this Agreement and each party is obligated to ensure the continuing accuracy of each representation made by it, and ensure that each covenant made by it shall remain binding upon it, so long as such party remains a Limited Partner.

ARTICLE XIV
APPOINTMENT OF A SUBSTITUTE GENERAL PARTNER

14.1 Deemed Resignation of General Partner

The General Partner shall be deemed to resign as the General Partner of the Partnership in the event of:

(a) the dissolution of the General Partner;

(b) the bankruptcy, insolvency, dissolution, liquidation or winding-up of the General Partner (or the commencement of any act or proceeding in connection therewith which is not contested in good faith by the General Partner); or

(c) the appointment of a trustee, receiver or receiver and manager of the affairs of the General Partner, if a mortgagee or other encumbrancer shall take possession of all of the property or assets beneficially owned by the General Partner or a substantial part thereof, or levy or execution or any similar process shall be levied or enforced against all of the property or assets of the General Partner or a substantial part thereof, in all cases, unless waived by Extraordinary Resolution.

The General Partner shall, to the extent applicable, forthwith advise the Limited Partners by written notice of the occurrence of any event referred to in this Section 14.1.

14.2 Resignation

The General Partner may resign as the General Partner at any time on not less than 60 days written notice thereof to the Limited Partners, and in such event, the remaining General Partner, if there is no one, shall be the General Partner; provided that if the General Partner is, at such time, the only General Partner, the General Partner shall not withdraw if the effect thereof would be to dissolve the Partnership or constitute the Partnership a General Partnership, provided that if the Limited Partners shall not have designated a substitute General Partner within 30 days of the notice of resignation from the General Partner, the General Partner may, without any authorization from the Limited Partners, appoint a

substitute General Partner who, on the effective date of the resignation of the General Partner, shall become the General Partner hereunder.

14.3 Effective Date of Resignation or Deemed Resignation of General Partner

In the event of the resignation of the General Partner pursuant to Section 14.2 or the deemed resignation of the General Partner pursuant to Section 14.1, such General Partner shall cease to be the General Partner of the Partnership and such resignation or deemed resignation shall be effective upon the admission of a new General Partner to the Partnership (and the filing of an amendment to the Certificate to evidence such fact) or, in the event of there being another General Partner at such time, the expiration of 120 days from the date of the giving of the notice of resignation in the case of Section 14.2 or on the occurrence of the event referred to in Section 14.1, in the case of Section 14.1.

14.4 Consequences of Transfer

Upon the admission of a new General Partner:

(a) the new General Partner, if it is not already a General Partner, shall become a party to this Agreement by signing a counterpart hereof and agreeing to be bound by the terms of this Agreement and to assume the obligations, duties and liabilities of the departing General Partner hereunder as and from the date the new General Partner becomes a party to this Agreement;

(b) the new General Partner will purchase and the departing General Partner will sell its interest in the Partnership (excluding any Units held by the departing General Partner) at a purchase price of $100.00;

(c) the departing General Partner will do all things and take all steps to effectively transfer title to all Partnership assets, the records and management of the Partnership and the interest of the departing General Partner in the Partnership to the new General Partner; and

(d) the departing General Partner shall file all amendments to the Certificate and all other documents necessary to record the admission of the new General Partner or qualify or continue the Partnership as a limited partnership.

14.5 Indemnification

Upon the removal or resignation of the General Partner, the Partnership shall release and hold harmless, and the Limited Partners shall release, the General Partner, its officers, directors, shareholders and employees from any and all costs, damages, liabilities or expenses incurred by the General Partner (as a General Partner) or the Partnership in connection with the Partnership's business or otherwise as a result of or arising out of events occurring after such resignation or removal other than those caused by or derived from any act, omission or conduct of the General Partner occurring after such removal or resignation.

14.6 Continuity of Partnership

In the event of the removal, resignation or deemed resignation of the General Partner, the Partnership Business shall be continued by any new General Partner or remaining General Partner, as the case may be.

ARTICLE XV
MEETINGS

15.1 Consents Without Meeting

The General Partner may secure the consent or agreement of any Limited Partner to any matter requiring such a consent or agreement in writing and such consents or agreements in writing may be used in conjunction with votes given at a meeting of Limited Partners or without a meeting of Limited Partners to secure the necessary consent or agreement hereunder. Any Extraordinary Resolution or Ordinary Resolution where the requisite approval is obtained as aforesaid shall be as valid as if the resolution had been passed at a meeting of Limited Partners and shall be deemed to satisfy all of the requirements of this Agreement relating to meetings of Limited Partners.

15.2 Notice of Meeting

All notices of meetings of Limited Partners will be given to Limited Partners who are registered holders of Units as of the applicable Record Dates, at least 10 and not more than 60 days prior to the meeting. Such notice will specify the time and the place where the meeting is to be held and will specify, in reasonable detail, all matters which are to be the subject of a vote at such meeting and provide sufficient information to enable Limited Partners to make a reasoned judgment on all such matters. It will not be necessary for any such notice to set out the exact text of any resolution proposed to be passed at the meeting provided that the subject matter of any such resolution is fairly set out in the notice or schedule thereto.

15.3 Meetings

The General Partner may call such meetings of the Limited Partners as it considers appropriate and shall call a meeting upon receipt of a written request, stating the purpose for which the meeting is to be held from Limited Partners holding, in the aggregate, not less than 25% of the outstanding Units (excluding Units held by the General Partner). If the General Partner fails or neglects to call, within 15 days after receipt of such written request, a meeting to be held within 30 days after receipt of such written request then any Limited Partner may call the meeting. Meetings are to be held at the principal place of Partnership Business or such other place in the City of Calgary as the party calling the meeting may designate.

15.4 Chairman

The President of the General Partner or in his absence, any officer of the General Partner, shall be the chairman of all meetings. If no such person is present or all such persons refuse to act, those Limited Partners present in person or represented by proxy at the meeting shall choose, by Ordinary Resolution, some other person present to be chairman.

15.5 Quorum

Subject to the provisions of Section 15.6, a quorum at any meeting of the Limited Partners shall consist of not less than one person present in person and holding or representing by proxy at least 10% of the aggregate number of outstanding Units entitled to vote at the meeting.

15.6 Adjournment

If a quorum referred to in Section 15.5 is not present within 30 minutes from the time fixed for holding any such meeting, the meeting may be adjourned by the chairman of the meeting to a date not more than 10 days later at the same time and place. No notice of the adjourned meeting shall be required. At the adjourned meeting the Limited Partners present in person or represented by proxy shall form a quorum and may transact the business for which the meeting was originally convened notwithstanding that the number of Units held or represented by them may not be sufficient to constitute a quorum under Section 15.5.

15.7 Voting

Except as otherwise specified in this Agreement, on any question submitted to a meeting, each Limited Partner shall be entitled to one vote for each Unit held and questions shall be decided by Ordinary Resolution. The General Partner shall not be entitled to any voting rights at any meeting of the Limited Partners in their capacity as General Partner.

15.8 Record Date

Notwithstanding anything herein contained, only Limited Partners who are registered as such in the Register on the Record Date for the meeting shall have the right to attend in person or by proxy and to vote on all matters submitted to the meeting.

15.9 Proxies

A Limited Partner may attend any meeting of Limited Partners personally or may be represented thereat by proxy. Votes at meetings of the Limited Partners may be cast personally or by proxy and resolutions shall be passed by a show of hands or, at the request of any Limited Partner, by ballot. The instrument appointing a proxy shall be in writing under the hand of the appointor or his attorney duly authorized in writing, or, if the appointor is a corporation, under its seal or by an officer or attorney thereof duly authorized and shall be valid only if it refers to a specific meeting, and then only at the meeting or its adjournments. Any person may be appointed a proxy, whether or not he is a Limited Partner.

15.10 Validity

The chairman of the meeting shall determine the validity of all instruments of proxy to be used at such meeting.

15.11 Proxy Validity

A vote cast in accordance with the terms of an instrument of proxy shall be valid notwithstanding the previous death, incapacity, insolvency, bankruptcy or insanity of the Limited Partner giving the proxy or the revocation of the proxy, provided that no written notice of such death, incapacity, insolvency, bankruptcy, insanity or revocation shall have been received at the place of meeting prior to the time fixed for holding of the meeting.

15.12 Right to Attend

The General Partner, or if a General Partner is a corporation, the officers and directors of such General Partner, and counsel of the Partnership, shall have the right to attend at any meeting of Limited

Partners and to address any such meeting on the matters properly before it. Any counsel for or representative authorized in writing by a Limited Partner may attend at any meeting for or on behalf of such Limited Partner and may address the meeting on the matters properly before it.

15.13 Rules

To the extent that the rules and procedures for the conduct of a meeting of the Limited Partners are not prescribed in this Agreement, such rules and procedures shall be determined by Ordinary Resolution.

15.14 Loss of Vote

No Limited Partner who is in default in respect of payment of all or any portion of such Limited Partner's Capital Contribution shall be entitled to vote in respect of any Unit held by such Limited Partner and such Units shall not be considered to be outstanding for the purposes of determining whether the requisite approval has been obtained.

15.15 Waiver of Defaults

In addition to all other powers conferred on them by this Agreement, the Limited Partners may:

(a) by Extraordinary Resolution waive any default on the part of any General Partner on such terms as they may determine and release the General Partner from any claims in respect thereof; and

(b) by Ordinary Resolution require the General Partner on behalf of the Partnership to enforce any obligation or covenant on the part of any Limited Partner.

15.16 Minutes

Minutes and proceedings of every meeting of the Partners shall be made and recorded by the General Partner or such other person as may be appointed by the General Partner. Minutes, when signed by the chairman of the meeting, shall be prima facie evidence of the matters therein stated. Until the contrary is proved, every meeting in respect of which minutes have been made shall be deemed to have been duly held and convened and all proceedings referred to in the minutes shall be deemed to have been duly passed.

15.17 Binding Nature of Resolutions

Any Extraordinary Resolution or Ordinary Resolution shall be binding on all Limited Partners and their respective heirs, executors, administrators or other legal representatives, successors and assigns, whether or not such Limited Partner was present or represented by proxy at the meeting at which such resolution was passed and whether or not such Limited Partner voted against such resolution.

15.18 Powers Exercisable by Extraordinary Resolution

In addition to all of the powers conferred upon them under this Agreement, the Limited Partners by Extraordinary Resolution may:

(a) change the Fiscal Year end of the Partnership;

(b) approve the making of loans by the Partnership to the General Partner or guaranteeing the obligations of any directors or officers of any associate or affiliate of the General Partner;

(c) increase the amount of the General Partner's fees or distribution;

(d) approve the dissolution of the Partnership;

(e) approve the transfer by the General Partner of its interest in the Partnership as a General Partner, as contemplated by Section 10.1 hereof;

(f) approve a new General Partner as contemplated by Section 12.2(a) hereof;

(g) approve any amendment to this Agreement to the extent permitted pursuant to Section 16.2; and

(h) approve of such other matters that pursuant to the terms of this Agreement may be effected or require approval by Extraordinary Resolution.

ARTICLE XVI
AMENDMENTS

16.1 Amendments to Limited Partnership Agreement

This Agreement may be amended in writing on the initiative of the General Partner with the approval of the Limited Partners given by an Extraordinary Resolution, provided that no amendment may be made that would have the effect of:

(a) amending this Article 16 (unless all of the partners consent thereto);

(b) reducing a partner's share of the income or assets of the Partnership;

(c) reducing the interest in the Partnership of the partners (unless all of the partners consent thereto);

(d) changing in any manner any allocation for tax purposes;

(e) changing the liability of any limited partner;

(f) allowing any limited partner to exercise control over or management of the business of the Partnership;

(g) changing the right of a limited partner or the General Partner to vote at any meeting; or

(h) changing the Partnership from a limited partnership to a general partnership.

16.2 Amendments In Discretion of General Partner

The General Partner may, without prior notice to or consent from any limited partner of the Partnership, amend from time to time any provision of the Partnership Agreement if such amendment is:

(a) in the opinion of the General Partner, based on counsel's recommendation and opinion, for the protection or benefit of the limited partners or the Partnership or to cure an ambiguity or to correct or supplement any provision contained therein that may be defective or inconsistent with any other provision contained herein, and the amendment does not and will not, in the opinion of the General Partner, materially adversely affect the rights of any limited partner;

(b) for the purpose of reflecting the admission, substitution, withdrawal or removal of limited partners in accordance with the Partnership Agreement;

(c) a change that, in the sole discretion of the General Partner, is reasonable and necessary or appropriate to qualify or continue the qualification of the Partnership as a limited partnership in which the limited partners have limited liability under applicable legislation; or

(d) a change that, in the sole discretion of the General Partner, is reasonable and necessary or appropriate to enable limited partners to take advantage of, or not be detrimentally affected by, changes in the Tax Act or other taxation laws.

16.3 Notice to Limited Partners

Limited Partners shall be notified of the full details of any amendments to this Agreement within 30 days of the effective date of the amendment.

ARTICLE XVII
NOTICES

17.1 Addresses For Service

(a) Any notice or other written communications which must be given or sent under this Agreement shall be deemed to have been validly given or received the fifth day following its sending by first class mail to the address of the General Partner and the Limited Partners as follows: in the case of the General Partner, at the address specified in Section 2.3 or any other new address following a change of address in conformity with Section 17.1(b) below, and in the case of the Limited Partners to the postal address inscribed in the Register of the Limited Partners.

(b) A Limited Partner may, at any time, change such Limited Partner's address for the purposes of service by written notice to the General Partner or to such other person as is then the Registrar and Transfer Agent for the Partnership. The General Partner may change its address for the purposes of service by written notice to all the Limited Partners and to the Registrar and Transfer Agent, if any.

(c) In the event of any disruption, strike or interruption in the Canadian postal service after mailing and before receipt or deemed receipt of a document, it will be deemed to have been received on the sixth business day following full resumption of the Canadian postal service. If the party giving any notice or other written communication knows or ought reasonably to know of any difficulties with the postal system that might affect the delivery of mail, any such demand, notice or other communication may not be mailed but must be given by personal delivery or by telecopier or other electronic means of

communication or, in the case of communication to the Limited Partners, by publication once in the *Calgary Herald* or, if such publication is impracticable, by publication once in any newspaper(s) published in the English language having general circulation in Calgary and Toronto.

(d) Notices may also be validly given by way of telecopier or other electronic means of communication or hand deliveries whereupon they shall be deemed to have been received on the date of their transmittal (if on a business day during normal business hours of the recipient and, if not, on the next business day) or on the date of delivery as the case may be.

(e) An accidental omission in the giving of, or failure to give, a notice required by this Agreement will not invalidate or affect in any way the legality of any meeting or other proceedings in respect of which such notice was or was intended to be given.

ARTICLE XVIII
POWER OF ATTORNEY

18.1 Power of Attorney

Each Limited Partner hereby grants to the General Partner, its successors and assigns, a power of attorney constituting the General Partner, with full power of substitution, as the Limited Partner's true and lawful attorney and agent, with full power and authority, in the Limited Partner's name, place and stead to execute, under seal or otherwise, swear to, acknowledge, deliver, and record or file, as the case may be, as and where required:

(a) this Agreement, any amendment to this Agreement, the Certificate, any amendment to the Certificate or any other certificate or instrument which the General Partner deems necessary or appropriate to qualify, continue the qualification of, or keep in good standing, the Partnership in, or otherwise comply with the laws of, the Province of Alberta or any other jurisdiction wherein the Partnership may carry on or be deemed to carry on business, or the General Partner may deem it prudent to register the Partnership, in order to maintain the limited liability of the Limited Partners or to comply with applicable laws;

(b) any certificate or other instrument which the General Partner deems necessary or appropriate to reflect any amendment, change or modification of the Partnership in accordance with the terms of this Agreement;

(c) any certificate or other instrument which the General Partner deems necessary or appropriate to comply with the laws of Canada or any political subdivision of Canada;

(d) any conveyance or other instrument which the General Partner deems necessary or appropriate to reflect or in connection with the dissolution or termination of the Partnership pursuant to the terms of this Agreement;

(e) any instrument required in connection with any election, designation or determination relating to the Partnership under the Tax Act or other fiscal legislation;

(f) any documents which the General Partner deems necessary or appropriate to be filed in connection with the business, assets or undertaking of the Partnership or this Agreement;

(g) any document required to be filed with any governmental body, agency or authority in connection with the business, assets or undertaking of the Partnership or this Agreement;

(h) any application for any grant, incentive or credit under any federal or provincial program with respect to any activity of the Partnership;

(i) any transfer forms or other certificate or instrument on behalf of or in the name of whomsoever as may be necessary to effect the transfer of any Unit in accordance with the terms of this Agreement; and

(j) any other document or instrument on behalf of and in the name of the Partnership or the Limited Partner as may be required to give effect to this Agreement.

The power of attorney granted hereby is irrevocable, is a power coupled with an interest, shall survive the assignment by the Limited Partner of the whole or any part of the interest of the Limited Partner in the Partnership and shall survive the death, bankruptcy or incapacity of the Limited Partner and shall extend to bind the heirs, executors, administrators, personal representatives, successors and assigns of the Limited Partner. Each Limited Partner agrees to be bound by any representation or action made or taken by the General Partner pursuant to this power of attorney and hereby waives any and all defences that may be available to contest, negate or disaffirm any action of the General Partner taken in good faith under this power of attorney.

ARTICLE XIX
MISCELLANEOUS

19.1 Governing Law

The General Partner and the Limited Partners agree that this Agreement and all documents relating thereto, which by common accord have been or will be drafted in English, shall be governed by and construed in accordance with the laws of the Province of Alberta and the laws of Canada applicable therein.

19.2 Counterpart Signatures

This Agreement may be executed in as many counterparts as are deemed necessary by the General Partner, and when so executed, each such counterpart is as valid and binding on all parties hereto as every other such counterpart.

19.3 Provisions Severable

Each provision of this Agreement is intended to be severable. If any provision of this Agreement, or the application of such provision to any person or circumstance, shall be held illegal or invalid, the remainder of this Agreement, or the application of such provision to any person or circumstance other than those to which it is held illegal or invalid, shall not be affected thereby.

19.4 Further Assurances

Each party hereto agrees to do all such things and take all such actions as may be necessary to give full force and effect to the matters contemplated by this Agreement.

19.5 Time

Time shall be of the essence hereof.

19.6 Limited Partner not a General Partner

If any provision of this Agreement has the effect of imposing or subjecting any Limited Partner to any debts, liabilities or obligations in excess of those amounts referred to in Section 8.2, or otherwise results in the Limited Partner becoming a general partner, such provision shall be of no force or effect.

19.7 Successors and Assigns

This Agreement shall enure to the benefit of and be binding upon the parties hereto and their respective heirs, executors, administrators and other legal representatives and, to the extent permitted hereunder, their successors and assigns.

IN WITNESS WHEREOF the parties hereto have executed this Agreement as of the day and year first above written.

PETROWEST ENERGY SERVICES GENERAL PARTNER LTD.

Per: *"Ken Drysdale"*

PETROWEST BUSINESS TRUST, by its trustee, Petrowest Energy Services Trustee Ltd.

Per: *"Ken Drysdale"*

PETROWEST SERVICES LTD.

Per: *"Ken Drysdale"*

SCHEDULE A

UNIT CERTIFICATE

UNIT CERTIFICATE NO. **[A-•/B-•/C-•]**

• **[Class A GP Units/Class B Common LP Units/Class C Preferred LP Units]** UNITS

PETROWEST SERVICES RENTALS LP
(a limited partnership formed under the laws of the Province of Alberta)

This is to certify that ______________________________ is the registered holder of the above-stated number of ______________ units (the "**Units**") in PETROWEST SERVICES RENTALS LP (the "**Partnership**").

The rights of a holder of Units are governed by an agreement made as of August 29, 2006, with respect to the Partnership, as amended or supplemented thereafter (the "**Partnership Agreement**"). *[The liability of the holder of this Certificate is limited. Limited Partners may lose the protection of limited liability by taking part in the control of the Partnership Business or may be liable to third parties as a result of false statements in the public filings made pursuant to the Partnership Act (Alberta) and applicable legislation of the Canadian provinces and territories other than the Province of Alberta. There is also a possibility for unlimited liability to the extent that the principles of Canadian law recognizing the limitation of liability of limited partners have not been authoritatively established with respect to limited partnerships formed under the laws of one province but operating, owning property or incurring obligations in another province.]* (LP Certificate only)

The Units are transferable in accordance with the terms of the Partnership Agreement.

Capitalized terms herein shall have the meanings ascribed to them in the Partnership Agreement.

IN WITNESS WHEREOF, Petrowest Energy Services General Partner Ltd., the General Partner of the Partnership, has caused this Certificate to be signed by its duly authorized officer.

DATED: •.

PETROWEST SERVICES RENTALS LP,
by its General Partner,
Petrowest Energy Services General Partner Ltd.

Per: ______________________________
[Name]
[Title]

SCHEDULE B

BUSINESS OF THE PARTNERSHIP

The character of the business of the Partnership shall consist of, directly or indirectly: (i) acquiring and managing the assets of Neuwest Equipment Rentals Inc., Fitzpatrick Co. Ltd. and Northern Tractor Sales and Rentals Co. Ltd. and such other assets as the general partner sees fit; (ii) providing heavy equipment rentals to related entities and externally to other companies, and any related services to customers, and all activities related thereto, including the acquisition of assets or companies necessary or desireable in connection therewith; (iii) acquiring or investing in the securities of any other entity, including, without limitation, bodies corporate, partnerships or trusts and borrowing funds or otherwise obtaining credit for that purpose; (iv) making loans or other advances to any affiliate or subsidiary of the Partnership; (v) disposing of any part of the monies, properties and other assets of the Partnership, including, without limitation, any securities of the Partnership; (vi) temporarily holding cash and investments for the purposes of paying the expenses and the liabilities of the Partnership, paying amounts payable by the Partnership in connection with the redemption of any partnership interests of the Partnership, and making distributions to partners of the Partnership; (vii) paying costs, fees and expenses associated with the foregoing purposes or incidental thereto; and (viii) engaging in such other activities incidental or ancillary to any of the foregoing and such other activities as the general partner of the Partnership deems advisable or necessary from time to time.

PETROWEST CIVIL SERVICES LP

LIMITED PARTNERSHIP AGREEMENT

August 29, 2006

TABLE OF CONTENTS

This Limited Partnership Agreement made as of the 29th day of August, 2006.

AMONG:

PETROWEST ENERGY SERVICES GENERAL PARTNER LTD., a body corporate incorporated under the laws of the Province of Alberta (**"Petrowest GP"** or the **"General Partner"**)

AND

PETROWEST BUSINESS TRUST, a trust formed under the laws of the Province of Alberta, by its trustee, Petrowest Energy Services Trustee Ltd., (the **"Business Trust"**)

AND

PETROWEST SERVICES LTD., a body corporate amalgamated under the laws of the Province of Alberta (**"Acquisitionco"**)

AND

Each of those persons who from time to time is accepted as and becomes a limited partner of the partnership formed pursuant to this Agreement in accordance with the terms and conditions of this Agreement (individually, a **"Limited Partner"** and collectively, the **"Limited Partners"**)

WHEREAS the General Partner and Acquisitionco formed a limited partnership under the firm name **"Petrowest Civil Services LP"** on August 18, 2006;

AND WHEREAS the General Partner made an initial capital contribution to the Partnership of $100.00 and Acquisitionco made an initial capital contribution to the Partnership of $10.00 upon formation of the Partnership;

AND WHEREAS the parties hereto wish to continue the Partnership pursuant to this Agreement;

NOW THEREFORE THIS AGREEMENT WITNESSES that in consideration of the covenants, representations and agreements contained herein, and other good and valuable consideration (the receipt and sufficiency of which is hereby acknowledged), the parties agree as follows:

ARTICLE I
DEFINITIONS AND INTERPRETATION

1.1 Definitions

In this Agreement including the recitals hereto, unless the context otherwise requires:

(a) **"Affiliate"** has the meaning set forth in the *Securities Act* (Alberta);

(b) **"Agreement"** means this agreement, including the Schedules to this agreement, as amended or supplemented from time to time, and "herein", "hereby", "hereof", "hereunder", "hereto" and similar expressions mean or refer to this Agreement and not to any particular provision of this Agreement;

(c) **"Annual Class C Preferred Return"** means, for a Fiscal Year, an amount equal to the Class C Preferred Return Rate multiplied by the aggregate Class C Preferred Stated Value issued and outstanding on December 31 of that Fiscal Year;

(d) **"Capital Contribution"** means, with respect to any Partner, the amount of capital contributed by such Partner to the Partnership, whether in cash or property;

(e) **"Certificate"** means the certificate in respect of the Partnership filed pursuant to the Partnership Act as it may be amended or restated from time to time in accordance with all notices to amend such certificate filed and recorded as aforesaid;

(f) **"Class A GP Distributions"** means, in respect of any Distribution Period, for the aggregate of all Class A GP Units outstanding as of the Distribution Record Date, an amount equal to 0.001% of the Net Income of the Partnership after payment of the Class C Preferred Distributions;

(g) **"Class A GP Units"** means Class A general partner units of the Partnership having the rights, privileges and restrictions set forth in Section 4.2 hereof;

(h) **"Class B Common Distributions"** means, in respect of any Distribution Period, for the aggregate of all Class B Common LP Units outstanding as of the Distribution Record Date:

(i) if the General Partner also declares payable the Class A GP Distributions to holders of Class A GP Units for that Distribution Period, an amount equal to 99.999% of the Net Income of the Partnership for the Distribution Period after payment of the Class C Preferred Distributions; and

(ii) if the General Partner does not declare payable the Class A GP Distributions to holders of Class A GP Units for that Distribution Period, an amount equal to 100% of the Net Income of the Partnership for the Distribution Period after payment of the Class C Preferred Distributions;

(i) **"Class B Common LP Units"** means Class B common limited partner units of the Partnership having the rights, privileges and restrictions set forth in Section 4.3 hereof;

(j) **"Class C Preferred Distributions"** means, in respect of any Distribution Period, for each Class C Preferred LP Unit outstanding as of the Distribution Record Date, an amount equal to 1/12 of: (i) the Class C Preferred Stated Value; multiplied by (ii) the Class C Preferred Return Rate;

(k) **"Class C Preferred Distribution Accrual Account"** has the meaning set forth in Section 5.3;

(l) **"Class C Preferred LP Units"** means Class C preferred limited partner units of the Partnership having the rights, privileges and restrictions set forth in Section 4.4 hereof;

(m) **"Class C Preferred Return Rate"** means 12.1%;

(n) **"Class C Preferred Stated Value"** means $1.00 per Class C Preferred LP Unit;

(o) **"Distribution Payment Date"** means the date specified by the General Partner as the applicable Distribution Record Date, or a day within 30 days after the applicable Distribution Record Date;

(p) **"Distribution Period"** means the period commencing on the first day of each calendar month, or such other date as may be determined from time to time by the General Partner, and ending on the last day of a calendar month, or such other date as may be determined from time to time by the General Partner;

(q) **"Distribution Record Date"** means the 10th day of each calendar month or such other date as may be determined from time to time by the General Partner, except that December 31 shall in all cases be a Distribution Record Date;

(r) **"Extraordinary Resolution"** means a resolution, passed at a duly convened meeting of Limited Partners, or any adjournment thereof, called to consider the resolution by a majority of not less than 66 2/3% of the votes cast by Limited Partners at the meeting, or adjournment, who are entitled to vote with respect to such resolution or a resolution in writing signed in one or more counterparts by Limited Partners holding not less than 66 2/3% of the votes entitled to vote with respect to such resolution at a meeting;

(s) **"Fiscal Year"** means the Fiscal Year of the Partnership as set out in Section 6.5, as the same may be amended from time to time in accordance herewith;

(t) **"GAAP"** means the generally accepted accounting principles from time to time approved by the Canadian Institute of Chartered Accountants, or any successor institute, applicable as at the date on which such calculation is made or required to be made in accordance with generally accepted accounting principles applied on a basis consistent with preceding years;

(u) **"General Partner"** means Petrowest Energy Services General Partner Ltd. and each other party who becomes an additional or substituted General Partner pursuant to the terms and conditions of this Agreement;

(v) **"Limited Partners"** means Acquisitionco, the Business Trust and each of those persons who from time to time is accepted as and becomes a limited partner of the Partnership in accordance with the terms and conditions of this Agreement;

(w) "**Net Income**" or "**Net Loss**" means, with respect to any period, the gross revenue of the Partnership from all sources, interest and other income for the period (including any gain or loss derived or sustained by the Partnership from any disposition of any capital property of the Partnership and all other items of income, gain, proceeds of disposition and recapture) less all expenses properly incurred or accrued by or on behalf of the Partnership, capital losses, and other losses for tax purposes and all other items of loss, deduction and credit, all as determined by the General Partner in accordance with GAAP;

(x) "**Ordinary Resolution**" means a resolution, passed at a meeting of Limited Partners, or any adjournment thereof, called to consider the resolution by a simple majority of more than 50% of the votes cast by Limited Partners at the meeting, or adjournment, who are entitled to vote with respect to such resolution or a resolution in writing signed in one or more counterparts by Limited Partners holding more than 50% of the votes entitled to vote with respect to such resolution at a meeting;

(y) "**Partners**" means the General Partner and the Limited Partners and "**Partner**" means any one of them;

(z) "**Partnership**" means Petrowest Construction Limited Partnership, a limited partnership formed on August 15, 2006 and continued pursuant to the terms of this Agreement;

(aa) "**Partnership Act**" means the *Partnership Act* (Alberta) R.S.A. 2000, c. P-3;

(bb) "**Partnership Business**" has the meaning set forth in Section 3.1;

(cc) "**Partnership Property**" means the property and property interests (whether real or personal, vested or contingent, tangible or intangible) held by or for the benefit of the Partnership at any time and from time to time;

(dd) "**Person**" means any individual, partnership, limited partnership, joint venture, syndicate, sole proprietorship, company or corporation with or without share capital, unincorporated association, incorporated or unincorporated, society trust, trustee, executor, administrator or other legal personal representative, regulatory body or agency, government or governmental agency, authority or entity however designated or constituted;

(ee) "**Redemption Date**" means:

(i) in the case of a redemption at the option of the Partnership pursuant to Section 4.5(a)(i), the date (which shall not be fewer than 10 days after written notice of such redemption is provided to the holders of Class C Preferred LP Units) established by the General Partner for the redemption by the Partnership of Class C Preferred LP Units; and

(ii) in the case of a redemption at the option of the holder of Class C Preferred LP Units pursuant to Section 4.5(a)(ii), the date (which shall not be later than 30 days after such holder's request for redemption) established by the General Partner for the redemption by the Partnership of such holder's Class C Preferred LP Units;

(ff) "**Redemption Price**" has the meaning set forth in Section 4.5(a)(i);

(gg) **"Register"** means the register of Partners maintained or caused to be maintained pursuant to Section 6.9;

(hh) **"Registrar and Transfer Agent"** means the registrar and transfer agent for the Partnership referred to in Section 6.9;

(ii) **"Tax Act"** means the *Income Tax Act* (Canada) R.S.C. 1985, c.1 (5th Supp);

(jj) **"Unit"** means a Class A GP Unit, a Class B Common Unit or a Class C Preferred LP Unit, or all or any of them, as the context requires, which represents an interest in the Partnership as provided for in this Agreement and having the rights, privileges, restrictions and conditions set forth herein; and

(kk) **"Unit Certificate"** means a certificate representing ownership of one or more Units, which certificate shall be substantially in the form attached hereto as Schedule A or such other form as is approved from time to time by the General Partner.

1.2 Schedules

The following Schedule forms part of this Agreement:

Schedule A Form of Unit Certificate

Schedule B Business of the Partnership

1.3 Interpretation

(a) Headings: The division of this Agreement into Articles, Sections, subsections and paragraphs and the insertion of headings are for convenience of reference only and shall not affect in any way the meaning or interpretation of this Agreement.

(b) Section References: Unless the contrary intention appears, references in this Agreement to an Article, Section, subsection, paragraph or Schedule by number or letter or both refer to the Article, Section, subsection, paragraph or Schedule, respectively, bearing that designation in this Agreement.

(c) Gender, Plural, Derivatives: In this Agreement, unless the context otherwise requires, words importing the singular include the plural and vice versa; and words importing gender include all genders. If a word is defined in this Agreement, unless the context otherwise requires, a derivative of that word shall have a corresponding meaning.

(d) Date for Actions: In the event that the date on which any action is required to be taken hereunder by any of the parties is not a business day in the place where the action is required to be taken, such action shall be required to be taken on the next succeeding day which is a business day in such place.

(e) Statutes: References in this Agreement to any statute or sections thereof shall include such statute as amended or substituted and any regulations promulgated thereunder from time to time in effect.

(f) Currency: Unless otherwise stated, all references in this Agreement to sums of money are expressed in lawful money of Canada.

(g) Arm's Length: Persons shall be deemed to be acting "at arm's length" with one another if they would be at arm's length for purposes of the Tax Act.

ARTICLE II
THE PARTNERSHIP

2.1 Continuation of Partnership

The General Partner, Acquisitionco, and the Business Trust hereby agree that the Partnership shall be continued pursuant to this Agreement and that the Partnership shall be a limited partnership governed by the laws of the Province of Alberta and the terms and conditions of this Agreement.

2.2 Name

The name of the Partnership shall be **"Petrowest Civil Services LP"**, or such other name or names as the General Partner may determine from time to time of which notice to amend the Certificate is filed and recorded pursuant to the Partnership Act.

2.3 Principal Office

The principal office of the Partnership shall be located at Suite 204, 10605 Westside Drive Grande Prairie, Alberta, T8V 8E5. The General Partner may change the principal office of the Partnership to such other office or offices in such city as the General Partner may from time to time determine provided that the General Partner gives notice of such change to the Limited Partners. The General Partner may establish such other place or places of Partnership Business as it may determine from time to time.

ARTICLE III
PARTNERSHIP BUSINESS

3.1 Partnership Business

The Partnership is formed for the purpose set out in Schedule B and such other businesses as the board of directors of the General Partner may determine, and activities ancillary and incidental thereto, whether carried on directly or indirectly or through another Person (the **"Partnership Business"**).

3.2 Powers

The purpose of the Partnership set forth in Section 3.1 shall be construed as both the purpose of, and the basis for power of, the Partnership and the General Partner hereunder. The Partnership shall have, without limitation, the power to do, or cause to be done, any and all acts and things necessary, convenient or incidental to the accomplishment of the purpose of the Partnership and any means by which the purpose of the Partnership may be accomplished shall not limit or be construed so as to limit the powers which may be exercised by the Partnership.

ARTICLE IV
UNITS, CAPITAL CONTRIBUTIONS AND ADMISSION OF NEW PARTNERS

4.1 Division into Units

The Partnership is authorized to issue:

(a) one class of Units, to be designated as "Class A GP Units", in an unlimited number;

(b) one class of Units, to be designated as "Class B Common LP Units", in an unlimited number; and

(c) one class of Units, to be designated as "Class C Preferred LP Units", in an unlimited number,

such Units having attached thereto the rights, privileges, restrictions and conditions set forth in this Agreement.

4.2 Attributes of Class A GP Units

The Class A GP Units may only be issued to the General Partner and any other Person who may become a general partner and shall represent an undivided 0.001% interest in the Partnership with the following rights, privileges, restrictions and conditions, as a class, as more particularly described in this Agreement:

(a) the right to receive the Class A GP Distributions declared payable by the General Partner from time to time; and

(b) on a distribution of Partnership Property in the event of the liquidation, dissolution or winding-up of the Partnership, the right to receive an amount equal to 0.001% of all remaining property and assets of the Partnership upon dissolution, *pro rata* with the holders of Class B Common LP Units, if any, after deducting therefrom, all amounts payable to the holders of Class C Preferred LP Units as described in Section 4.4(c) of this Agreement.

4.3 Attributes of Class B Common LP Units

The Class B Common LP Units shall represent an undivided interest in the Partnership with the following rights, privileges restrictions and conditions, as more particularly described in this Agreement:

(a) the right to one vote for each Class B Common Unit on any Ordinary Resolution or Extraordinary Resolution of the Limited Partners;

(b) the right to receive the Class B Common Distributions declared payable by the General Partner from time to time; and

(c) on a distribution of Partnership Property in the event of the liquidation, dissolution or winding-up of the Partnership, the right to receive an amount equal to 99.999% of all remaining property and assets of the Partnership upon dissolution, *pro rata* with the holders of Class A GP Units, if any, after deducting therefrom, all amounts payable to the holders of Class C Preferred LP Units as described in Section 4.4(c) of this Agreement.

4.4 Attributes of Class C Preferred LP Units

The Class C Preferred LP Units shall represent an interest in the Partnership with the following rights and privileges restrictions and conditions, as more particularly described in this Agreement:

(a) the right to one vote, separately as a class, for each Class C Preferred LP Unit on any Extraordinary Resolution of the Limited Partners to:

(i) modify any existing class of Units or create a new class of units having the right to receive distributions of the Partnership (including on liquidation and dissolution) in priority to the Class C Preferred LP Units;

(ii) dissolve the Partnership, as contemplated in Section 12.2(c); or

(iii) modify, amend, or change the rights, privileges and restrictions applicable to the Class C Preferred LP Units;

(b) the right to receive the Annual Class C Preferred Return upon and subject to the terms of this Agreement; and

(c) on a distribution of Partnership Property in the event of the liquidation, dissolution or winding-up of the Partnership, the right to receive an amount equal to the lesser of:

(i) all remaining property and assets of the Partnership on dissolution; and

(ii) the sum of the following amounts:

(A) an amount equal to the Class C Preferred Distribution Accrual Account;

(B) the Class C Preferred Stated Value of each Class C Preferred LP Unit issued and outstanding; and

(C) the Annual Class C Preferred Return, pro-rated for any period in which the Annual Class C Preferred Return has not been declared.

4.5 Redemption of Class C Preferred LP Units

(a) Subject to the further terms and provisions of this Section 4.5:

(i) the Partnership, shall have the right, at any time, and from time to time, by written notice to the holders of Class C Preferred LP Units, to redeem all or any portion of the Class C Preferred LP Units (if less than all, the Partnership may only redeem such Class C Preferred LP Units on a *pro rata* basis among all holders of Class C Preferred LP Units), at a price per Class C Preferred LP Unit (the "Redemption Price") equal to:

(A) the Class C Preferred Stated Value; plus

(B) that proportion of the Class C Preferred Distribution Accrual Account attributable to such Class C Preferred LP Unit as at the Redemption Date (based upon the percentage that the Class C Stated Value of the Class C Preferred LP Unit to be redeemed bears to the aggregate of the Class C

Stated Value of all of the Class C Preferred LP Units then outstanding); plus

(C) the Class C Preferred Distribution, pro-rated for any period up to the Redemption Date in which the Annual Class C Preferred Return has not been declared; and

(ii) a holder of Class C Preferred LP Units shall have the right, at any time, and from time to time, by written notice to the General Partner, to require the Partnership to redeem all or any portion of such holder's Class C Preferred LP Units at the Redemption Price.

(b) A written notice by the Partnership of its intent to redeem Class C Preferred LP Units shall specify: (i) the Redemption Date; (ii) the Redemption Price; (iii) the number of Class C Preferred LP Units to be redeemed; (iii) the manner of payment thereof; and (iv) that on the Redemption Date, the holder of Class C Preferred LP Units shall cease to be a holder of such Class C Preferred LP Units to be redeemed and shall not be entitled to exercise any of the rights of holders in respect thereof, other than the right to receive the Redemption Price attributable thereto.

(c) A written notice by a holder of Class C Preferred LP Units to require the Partnership to redeem the Class C Preferred LP Units shall: (i) specify the number of Class C Preferred LP Units to be redeemed; (ii) be accompanied by the unit certificates representing such Class C Preferred LP Units; (iii) contain an acknowledgement that on the Redemption Date, such holder shall cease to be a holder of those Class C Preferred LP Units requested to be redeemed and shall not be entitled to exercise any of the rights of holders in respect thereof, other than the right to receive the Redemption Price attributable thereto.

(d) On the Redemption Date, the Partnership shall deliver or cause to be delivered, the Redemption Price against delivery to it of the unit certificates representing the Class C Preferred LP Units to be redeemed. If a part only of the Class C Preferred LP Units represented by a unit certificate are to be redeemed, a new certificate for the balance shall be issued at the expense of the Partnership.

(e) In the case of a request for redemption by a holder of Class C Preferred LP Units, the Redemption Price shall be paid by cheque payable in lawful money of Canada and shall be available for pick-up by the holder thereof at the head offices of the Partnership, or shall be paid by such other reasonable means as the General Partner and such holder shall agree.

(f) Notwithstanding anything to the contrary contained herein, the General Partner may not establish a Redemption Date unless the Partnership has available cash or available credit facilities to permit redemption of the Class C Preferred LP Units and, in such event, upon receipt by the General Partner of a request for redemption by a holder of Class C Preferred LP Units, the General Partner shall return the unit certificates representing the Class C Preferred LP Units requested to be redeemed to the holder thereof and advise such holder, in writing, that the General Partner is not able, at that time, to establish a Redemption Date pursuant to the terms of this Agreement.

4.6 General Partner Contribution

(a) The parties to this Agreement acknowledge that the General Partner has previously made a Capital Contribution to the Partnership of $100.00 and such amount shall be credited to the capital account for the General Partner and the Partnership shall issue 100 Class A GP Units to the General Partner in respect of such Capital Contribution.

(b) The General Partner shall not, and shall not be required to, make any further Capital Contribution to the Partnership, except as provided herein.

4.7 Limited Partner Contributions

(a) Concurrently herewith Business Trust shall contribute $100.00 to the Partnership, and upon such Capital Contribution being made, the capital account for Business Trust shall be credited with $100.00 and the Partnership shall issue 100 Class B Common LP Units to Business Trust.

(b) The parties to this Agreement acknowledge that Acquisitionco has previously made a Capital Contribution to the Partnership of $10.00 and such amount shall be credited to the capital account for Acquisitionco and the Partnership shall issue 10 Class C Preferred LP Units to Acquisitionco in respect of such Capital Contribution.

4.8 Issue of Units and Admission of Limited Partners

The General Partner may, subject to this Section 4.8, admit additional general partners and Limited Partners by the issue of Units from time to time and there shall be no limit on the maximum number of Units that may be issued hereunder. Each person subscribing for Units must complete, execute and deliver to, or to the order of, the General Partner a subscription and power of attorney, in form and substance satisfactory to the General Partner, together with the subscription price therefore and any other documents necessary to comply with applicable securities laws and terms and conditions of issue. A subscriber for Units shall become a general partner or a Limited Partner upon the acceptance by the General Partner of its subscription and power of attorney and such other documents in compliance by the Limited Partner with this Section 4.8, to the satisfaction of the General Partner and, to the extent applicable, the amendment of the Certificate to include the subscriber as a Limited Partner in accordance with the Partnership Act and, thereupon, the Limited Partners hereby consent to the admission of, and will admit, additional general partners and Limited Partners to the Partnership without further act of the Partners.

4.9 Amendment of Certificate

Upon compliance with the other terms and conditions of this Agreement, the General Partner shall amend the Certificate in accordance with the Partnership Act to include the name of each additional person intended to become a Limited Partner as a Limited Partner, the amount and conditions of such person's contribution to the capital of the Partnership and such other information as is required to be stated in the Certificate and shall make such other filings and recordings as may be required by law.

4.10 Refusal of Subscriptions

Subject to Section 4.11 hereof, the General Partner may, for any reason in its discretion, refuse to accept any subscription for a Unit. In the event of any such refusal or in the event of the acceptance of a subscription and power of attorney, but a failure to amend the Certificate in accordance with the

Partnership Act to include the subscriber as a Limited Partner, the General Partner shall cause the return of the subscription and power of attorney, accompanying documents and any contribution of capital to the subscriber.

4.11 Subscription for Additional Units by Limited Partners

Each Limited Partner shall have the right to subscribe for additional Units hereunder in accordance with the terms and conditions hereof, provided that the issuance of such Units is exempt from the prospectus and registration requirements of applicable securities laws and otherwise in compliance with such laws and such Limited Partner provides satisfactory evidence to the General Partner in respect thereof.

4.12 Issue of a Fraction of Unit

A Unit may be divided or split into fractions.

ARTICLE V
ACCOUNTS, ALLOCATIONS AND DISTRIBUTIONS

5.1 Capital Accounts

The General Partner shall establish and maintain on the books of the Partnership a capital account for each class of Units held by each of the Partners, which account shall be credited with each contribution to the capital of the Partnership made by the Partner and credited or debited, as the case may be, with amounts of capital allocated or distributed to the Partner from time to time.

5.2 Current Accounts

The General Partner shall establish and maintain on the books of the Partnership a current account for each of the Partners, which account shall be credited with all amounts, other than capital, in respect of which Partners are entitled to be credited, and debited with all amounts, other than capital, in respect of which Partners are to be charged pursuant to this Agreement. The interest of a Partner in the Partnership shall not terminate by reason of a negative or zero balance in any accounts maintained on the books of the Partnership with respect to such Partner.

5.3 Class C Preferred Distribution Accrual Account

The General Partner shall establish and maintain on the books of the Partnership, an account (the "**Class C Preferred Distribution Accrual Account**"), which account shall be:

(a) credited with the amount by which the Annual Class C Preferred Return in any Fiscal Year exceeds the Net Income of the Partnership in that Fiscal Period; and

(b) debited by the amount, if any, declared payable pursuant to Section 5.8(a)(ii).

5.4 No Interest Payable on Accounts

Except as provided herein, no Partner has the right to receive interest on any credit balance in accounts maintained on the books of the Partnership and no Partner is liable to pay interest to the Partnership on any deficit in any accounts maintained on the books of the Partnership.

5.5 Withdrawal

No Partner has the right to withdraw any of its Capital Contribution or any other amount or to receive any cash or other distribution from the Partnership except as provided for in this Agreement and except as permitted by law.

5.6 Return of Capital

No Partner shall be entitled to a return, or to demand a return, of any of such Partner's Capital Contribution or entitled to any distribution or allocation thereof except upon the dissolution of the Partnership or with the approval of the Limited Partners by Extraordinary Resolution.

5.7 Monthly Distributions

(a) Unless otherwise determined by the General Partner, the General Partner shall declare payable to the holders of Class A GP Units, the Class B Common LP Units and the Class C Preferred LP Units, as applicable, for a Distribution Period ending on the last day of every month:

(i) first, the Class C Preferred Distributions;

(ii) second, the Class B Common Distributions; and

(iii) third, the Class A GP Distributions, if applicable,

provided that, the General Partner may not declare payable, for any Distribution Period, Class A GP Distributions or Class B Common Distributions (or either of them) unless the General Partner concurrently declares payable the Class C Preferred Distributions.

5.8 Annual Distributions

Unless otherwise determined by the General Partner, the General Partner shall declare payable, at the end of each Fiscal Year:

(a) first, to the holders of Class C Preferred LP Units:

(i) if the Net Income of the Partnership for such Fiscal Year exceeds the Annual Class C Preferred Return, then an amount equal to the Annual Class C Preferred Return less all Class C Preferred Distributions declared payable by the Partnership in that Fiscal Year and if the Net Income of the Partnership for such Fiscal Year does not exceed the Annual Class C Preferred Return, then an amount equal to the Net Income of the Partnership for such Fiscal Year; plus

(ii) if the Net Income of the Partnership is greater than the Annual Class C Preferred Return, an amount, together with the amount declared payable in Section 5.8(a)(i), up to the Net Income of the Partnership for that Fiscal Year, outstanding in the Class C Preferred Distribution Accrual Account;

(b) second, to the holders of Class B Common LP Units, the remaining Net Income of the Partnership for such Fiscal Year (or 99.999% of the remaining Net Income if the General Partner declares payable to the holders of Class A GP Units, 0.001% of such Net Income

pursuant to Section 5.8(c)) if any, after deducting therefrom the amount declared payable to the holders of Class C Preferred LP Units pursuant to Section 5.8(a); and

(c) in its sole discretion, to the holders of Class A GP Units concurrently with the Class B Common Distributions, 0.001% of the remaining Net Income of the Partnership for such Fiscal Year after deducting therefrom, the amount declared payable to the holders of Class C Preferred LP Units pursuant to Section.

5.9 Payment of Distributions

Amounts payable to Partners pursuant hereto may be paid by the General Partner on any date specified by the General Partner as the Distribution Record Date, or a day within 30 days after the applicable Distribution Record Date. If, at such time, there is insufficient cash flow of the Partnership to pay such amounts, the General Partner shall pay such amounts, first, to the holders of Class C Preferred LP Units, second, to the holder of Class B Common LP Units, and third to the holders of Class A GP Units when the cash flow of the Partnership is sufficient to pay such amounts. Until such time as such amounts are paid, such amounts shall constitute non-interest bearing loans to the Partnership from the Partners.

5.10 Repayments

If, as determined by the General Partner, it appears that any Partner has received an amount under this Article 5 which is in excess of that Partner's entitlement, the Partner will, forthwith upon notice from the General Partner, reimburse the Partnership to the extent of the excess, and failing immediate reimbursement, the General Partner may withhold the amount of the excess from further distributions otherwise due the Partner.

5.11 Allocation of Net Income

In respect of each Fiscal Year of the Partnership, the Net Income of the Partnership for income tax purposes, any assistance or incentive payments received by the Partnership or which the Partnership is entitled to receive and any other expense, credit or other amount which is allocable for income tax purposes shall be allocated among the Partners on the last day of the Fiscal Year of the Partnership, as follows:

(a) first, to the holders of Class A GP Units, an amount equal to the Class A GP Distributions made to the holders of Class A GP Units in that Fiscal Year, among all holders of Class A GP Units as at that date on a *pro rata* basis;

(b) second, to the holders of Class C Preferred LP Units, an amount equal to the Class C Preferred Distributions made to the holders of Class C Preferred LP Units in that Fiscal Year, among all holders of Class C Preferred LP Units as at that date on a *pro rata* basis;

(c) third, to the holders of Class B Common LP Units, an amount equal to the Class B Common Distributions made to the holders in that Fiscal Year, among all holders of Class B Common LP Units as at that date on a *pro rata* basis; and

(d) fourth, as to the balance, if any, to the General Partner.

5.12 Allocation of Net Losses

All Net Losses of the Partnership for any Fiscal Year shall be allocated to the holders of Class A GP Units.

ARTICLE VI
POWERS, RIGHTS AND DUTIES OF THE GENERAL PARTNER

6.1 Management of Partnership and Powers of General Partner

(a) The General Partner shall, subject to the provisions of this Agreement, manage, control and operate the business and affairs of the Partnership, represent the Partnership, make all decisions regarding the Partnership Business and bind the Partnership to the same extent as if the General Partner was the sole and absolute beneficial owner of the Partnership Property. The General Partner shall have the right to invoice the Partnership and to be paid for those services and in such amounts as are approved by Ordinary Resolution of the Limited Partners.

(b) In addition to the powers and authorities possessed by the General Partner pursuant to the Partnership Act or conferred by law or elsewhere in this Agreement, the General Partner shall have the power and authority of a natural person to, or may, in its sole discretion, engage or delegate to another Person the right to, manage, control and operate the business and affairs of the Partnership and to do, or cause to be done, on behalf of the Partnership any and all acts necessary, convenient or incidental to the Partnership Business, without limitation, except as specifically limited by this Agreement, including, without limitation, to:

(i) hold the Partnership Property in the Partnership's name or the name of the General Partner, as nominee for the Partnership, or in the name of any other corporation incorporated for such purpose, as nominee for the Partnership, or to cause the properties to be held by such other person or persons in trust for the Partnership in circumstances where such manner of holding title is appropriate;

(ii) cause legal title in the Partnership Property to be held by the General Partner or in the name of any other person, as agent and nominee, on such terms, in such manner, and with such powers in such person as the General Partner may determine, in its sole discretion;

(iii) possess and exercise all of the rights, powers and privileges appertaining to the ownership of all or any part of the Partnership Property to the same extent that an individual might, including the power to sell, assign, convey, lease, license or otherwise dispose of the Partnership Property, unless otherwise limited herein;

(iv) engage any other person from time to time, or employ any persons as agents, representatives, employees or independent contractors in one or more capacities to carry out all or any portion of the Partnership Business;

(v) obtain and maintain insurance in such amounts and with such coverage as in the reasonable judgment of the General Partner may be necessary or advisable with respect to the Partnership Business;

(vi) maintain the books and records of the Partnership;

(vii) open and operate bank accounts for the Partnership and designate from time to time the signatories for such accounts;

(viii) incur, assume or become liable under or in respect of any indebtedness from time to time, by way of borrowed money, the purchase of debt instruments or securities, bankers, acceptances, letters of credit or other forms of credit and financial accommodation and without limit as to the amount, cost or terms of payment thereof (including payments which may be calculated by reference to cash flow, income, revenue or like amounts) upon the credit of the Partnership and to incur and to assume and covenant to pay indebtedness, liabilities and obligations of all kinds, to guarantee obligations of, co-covenant with and join in the covenants of, others, whether in respect of the indebtedness, liabilities or obligations of the Partnership or of others, and to raise or secure the repayment thereof, in such manner, upon such terms and conditions, and in all respects as the General Partner thinks fit, and in particular may, without limiting the generality of the foregoing (A) draw, make, accept, endorse, execute, negotiate, issue and deliver bills of exchange, promissory notes, cheques, drafts, orders for payment or delivery of money, receipts, directions, evidences of indebtedness, other negotiable and non-negotiable instruments and bonds, debentures, debenture stock and other debt obligations either outright or as security for any indebtedness, liabilities or obligations of the Partnership or of any other Person, (B) grant, create, incur or assume any security interest, mortgage, pledge, lien, charge, whether by way of specific or floating charge, or give other security on the undertaking and on the whole or any part of the property and assets of the Partnership (both present and future) and (C) execute and deliver all agreements, instruments, deeds and other documents relative to the foregoing;

(ix) provide guarantees, indemnities and other forms of assurance to third parties in respect of the indebtedness, liabilities or obligations of the Partnership or of any other Person;

(x) negotiate, execute and perform all agreements which require execution by or on behalf of the Partnership involving matters or transactions with respect to the Partnership Business, including exchange, swap, hedging and similar contents in respect of rates of exchange or currencies or interest rates;

(xi) invest funds of the Partnership in such investments as the General Partner considers reasonable and appropriate in the circumstances;

(xii) accept subscription for and issue additional Units as contemplated herein;

(xiii) submit to binding arbitration any matters pertaining to the assets, undertaking or Partnership Business;

(xiv) form any subsidiary for the purpose of making any investment or carrying on business related to the Partnership Business;

(xv) oversee the distribution of the assets of the Partnership after payment or satisfaction of the liabilities of the Partnership in accordance with this Agreement;

(xvi) enter into all agreements and do all such acts and things as are incidental to the foregoing and to exercise all powers which are necessary, useful or desirable to carry on the Partnership Business, make any decision and execute and deliver any instrument, deed, agreement or document which the General Partner may, in its discretion, determine appropriate, necessary or advisable in pursuing the Partnership Business;

(xvii) commence and defend any action or proceeding in connection with the Partnership;

(xviii) file all reports, returns and other filings under the Tax Act or otherwise;

(xix) retain such legal counsel, experts, advisors or consultants as the General Partner considers appropriate;

(xx) pay all costs and expenses of the Partnership;

(xxi) execute on behalf of the Partnership, any and all income tax elections and designations as the General Partner may deem appropriate; and

(xxii) do anything that is provided for in this Agreement or in furtherance of, incidental to, necessary or desirable in respect of the Partnership Business.

(c) Except with the approval by Extraordinary Resolution and the approval of board of directors of the General Partner, the General Partner shall not authorize:

(i) a sale, exchange or other disposition of all or substantially all of the assets of the Partnership (either in a single transaction or a series of transactions);

(ii) any merger, amalgamation, arrangement, reorganization, recapitalization, or similar transaction involving the Partnership; or

(iii) the winding-up, liquidation or dissolution of the Partnership prior to the end of the term;

except in each case in conjunction with, or pursuant to, or as part of, an internal reorganization of the Partnership.

(d) The General Partner may not authorize any material transactions or enter into material agreements or material commitments without the approval of the board of directors of the General Partner and for such purposes, a material transaction, material agreement or material commitment is one that, if undertaken by the General Partner, in its own capacity, would require the approval of the board of directors of the General Partner.

(e) Notwithstanding anything to the contrary contained in this Agreement, including Section 6.1(c) and 6.1(d), no person dealing with the Partnership shall be required to inquire into

the authority of the General Partner to take any action or to make any decision in the name of the Partnership.

6.2 Standard of Care

(a) The General Partner shall exercise its powers and discharge its duties and obligations under this Agreement honestly, in good faith, and in the best interests of the Limited Partners and the Partnership and shall, in discharging its duties, exercise the degree of care, diligence and skill that a reasonably prudent and qualified manager would exercise in similar circumstances.

(b) The General Partner will indemnify the Partnership for any losses, liabilities, expenses and damages incurred by the Partnership as a result of the General Partner's breach of the provisions of Section 6.2(a).

6.3 Delegation Permitted

The General Partner may grant or delegate to any Person, such authority and powers as the General Partner may, in its sole discretion, deem necessary or desirable to effect the actual administration of the duties of the General Partner or to conduct the operation of the Partnership Business. The General Partner may grant broad discretion to such Person to manage and administer the day-to-day operations of the Partnership Business, to act as agent for the Partnership, to execute documents on behalf of the Partnership, and to make executive decisions for and on behalf of the Partnership. The General Partner may enter into an agreement with such Person relating to such Person's scope of authority, compensation and any other matters deemed desirable by the General Partner.

6.4 Records of the Partnership

The General Partner shall maintain complete and adequate books and records of the Partnership Business. Subject to applicable laws (including the Tax Act), such books and records shall (until the expiry of one year following the termination of the Partnership) be kept available for inspection by any Partner or its duly authorized representatives (at the expense of such Partner) on not less than 48 hours notice to the General Partner (excluding Saturdays, Sundays, and statutory holidays in Alberta), during normal business hours at the principal office of the Partnership. Notwithstanding the foregoing, but subject to applicable law and Section 6.1, a Limited Partner shall not have access to or be provided with information with respect to the Partnership Business if such disclosure is prohibited by law or agreement.

6.5 Fiscal Year

The initial Fiscal Year of the Partnership shall end on December 31, 2006. Thereafter, each Fiscal Year shall, unless otherwise determined by the General Partner, shall commence on January 1 and shall end on the earlier of December 1 of that year or the date of dissolution or other termination of the Partnership.

6.6 Accountant and Auditors

Unless required by Ordinary Resolution, the General Partner shall not be required to appoint auditors of the Partnership to report to the Partnership with respect to the financial statements of the Partnership. The General Partner shall, however, retain a qualified chartered accountant to review the financial statements of the Partnership as at the end of, and for, each Fiscal Year.

6.7 Periodic Reporting by General Partner

The General Partner shall prepare, or cause to be prepared in accordance with GAAP, and transmit on a timely basis to each Partner, financial statements of the Partnership for each Fiscal Year which shall include a balance sheet, statements of income, Partners' equity, a statement of changes in capital changes in financial position and a report or allocations and distributions to Limited Partners together with all such information as may be necessary to enable the Partners to file all required Canadian federal and provincial income tax returns with respect to the income of the Partnership.

6.8 Accounting Policies

The General Partner may establish, from time to time, accounting policies with respect to the financial statements of the Partnership and may change, from time to time, any policy that has been so established provided that such policies are consistent with the provisions of this Agreement and with GAAP.

6.9 Registrar and Transfer Agent

The General Partner shall either act as Registrar and Transfer Agent for the Partnership or appoint a duly qualified and properly licensed trust or other company for such purpose and in such capacity the Registrar and Transfer Agent shall maintain and keep a Register of the names and addresses of the Limited Partners, the number of Units each Limited Partner holds and particulars of any assignment of Units. Upon request, a Limited Partner or his duly authorized representative shall be entitled to inspect, and at its expense receive a copy of, the Register.

6.10 Filings

The General Partner shall file or cause to be filed with the appropriate provincial authorities where it will carry on business any and all documents required to be filed by an extra-provincial limited partnership pursuant to the relevant provincial legislation, including, without limitation, a declaration, a power of attorney and any declaration of change required to be filed with respect to additional Limited Partners. All such documents required to be filed pursuant to the relevant provincial legislation will be available for inspection by the Limited Partners at the principal office of the Partnership.

6.11 Insurance

The General Partner will obtain and maintain on behalf of the Partnership insurance in such amounts and with such coverage as in the judgment of the General Partner may be necessary or advisable with respect to the Partnership Business.

6.12 Related Party Transactions

(a) Where goods or services are supplied to the Partnership by a Partner or any associate or Affiliate of a Partner or any of their respective directors or officers, if applicable, the cost of such goods or services to the Partnership shall not exceed the amount that would have been paid for such goods or services had they been provided by an arm's length party.

(b) The Partnership shall not sell any asset of the Partnership to a Partner, or any associate or Affiliate of a Partner, for an amount less than the fair market value of such asset, determined by the General Partner, acting reasonably.

6.13 Loans to General Partner

If the Partnership has any cash or other funds on hand not immediately required for investment or disbursement, the Partnership may lend any or all of such funds to the General Partner from time to time, on a non-interest basis, to be re-paid by the General Partner on demand by the Partnership.

ARTICLE VII
REIMBURSEMENT AND BORROWING COSTS

7.1 Reimbursement and Borrowing Costs

The General Partner is entitled to reimbursement by the Partnership of any advance by the General Partner to the Partnership on account of Partnership costs and expenses, together with interest thereon at the rate of interest and expense relative thereto at which such amounts are borrowed by the General Partner from its bankers, but such interest and expenses shall not exceed that which the Partnership could obtain from recognized financial establishments with respect to similar borrowings.

ARTICLE VIII
LIABILITY OF PARTNERS

8.1 Liability of General Partner

The General Partner has unlimited liability for the debts, liabilities and obligations of the Partnership.

8.2 Liability of Limited Partners

Subject to applicable laws, the liability of each Limited Partner for the debts, liabilities and obligations of the Partnership shall be limited to the aggregate of the amount of such Limited Partner's Capital Contribution, any additional amount the Limited Partner has agreed to contribute to the capital of the Partnership and such Limited Partner's share of the undistributed assets of the Partnership. A Limited Partner shall have no further liability for such debts, liabilities or obligations and shall not be liable for any further calls, assessments or contributions to the Partnership.

8.3 Prohibition From Participation in Management

No Limited Partner, in that capacity, shall take part in the management or control of the Partnership Business or transact any business for the Partnership nor may any Limited Partner, as such, have the power to sign for or bind the Partnership.

8.4 Maintenance of Limited Liability

The Partnership and the General Partner shall, to the greatest extent possible, endeavour to maintain the limited liability of the Limited Partners under applicable laws of the jurisdictions in which the Partnership carries on or is deemed to carry on business.

8.5 Negligent Acts

Each Partner shall be liable while it is a Partner or after it has ceased to be a Partner for any grossly negligent acts or omissions committed by it or those Persons directly under its control while it is or was a Partner of the Limited Partnership.

8.6 Admission of Negligent Acts

Each Partner covenants that it will not admit to having committed any negligent act or omission in the performance of its duties as a Partner nor settle or compromise any action brought against it with respect to such negligent act or omission without the prior written consent of the other Partners or its insurers.

8.7 General Partner Indemnity

The General Partner shall indemnify and hold harmless each Limited Partner (including former Limited Partners) from and against any and all actions, causes of action, claims, demands, liabilities, losses, damages, costs, judgments, fines, settlements, charges and expenses (including, without limitation, any legal fees and expenses on a full indemnity basis) which such Limited Partner may suffer, incur or be liable for, as a result of a loss of limited liability, other than a loss of limited liability caused by any act or omission of such Limited Partner or as contemplated by Section 8.3, provided that the foregoing indemnification shall be restricted, in respect of each Limited Partner, to the amount in excess of the aggregate of the amounts referred to in Section 8.2. The General Partner shall indemnify and hold harmless the Partnership from and against all costs incurred and damages suffered by the Partnership as a result of error, gross negligence or wilful misconduct by the General Partner or as a result of any act or omission by the General Partner not reasonably believed in good faith to be within the scope of authority conferred by this Agreement.

8.8 Partnership Indemnity of General Partner Directors and Officers

The Partnership agrees to and shall indemnify and hold harmless the directors and officers of the General Partner from and against any and all actions, causes of action, claims, demands, liabilities, losses, damages, costs, judgments, fines, settlements, charges and expenses (including, without limitation, any legal fees and expenses on a full indemnity basis) which they may suffer, incur or be liable for, as a result of, arising out of, relating to or connected with such director or officer acting as a director, officer or other representative on behalf of the Partnership, provided that such liabilities, losses, damages, costs, charges or expenses are not a result of the fraud, dishonesty, wilful neglect, wilful default, negligence, breach of trust or breach of duty of the General Partner.

8.9 Acknowledgment of Potential Loss of Limited Liability

The Limited Partners acknowledge that there is a possibility that Limited Partners may lose their limited liability to the extent that the principles of Canadian law recognizing the limitation of liability of Limited Partners have not been authoritatively established with respect to limited partnerships formed under the laws of one province but operating, owning property, or incurring obligations in another province.

ARTICLE IX
UNIT CERTIFICATES

9.1 Unit Certificate

The General Partner shall deliver to each Partner a Unit Certificate in such form as may be approved from time to time by the General Partner specifying the number of Units held by such Partner. Each Unit Certificate shall be signed manually by the General Partner or at least one officer or director of the General Partner, if applicable, or by or on behalf of the Registrar and Transfer Agent and any additional signatures may be printed or otherwise mechanically reproduced and, in such event, a Unit Certificate is as valid as if signed manually, notwithstanding that any person whose signature is so printed or mechanically reproduced shall have ceased to hold the office that such officer or director is stated on the Unit Certificate to hold. A Unit Certificate may be delivered to a Partner entitled thereto by being mailed by prepaid post addressed to the address of such Partners shown in the Register (or in the case of a Unit Certificate in the name of one or more persons, to the person whose name first appears on the Unit Certificate), and none of the Partnership, the General Partner nor the Registrar and Transfer Agent shall be liable for any loss occasioned to any Partner by reason that the Unit Certificate so posted is lost or stolen from the mails or is not delivered.

9.2 Lost Unit Certificate

Where a Partner claims that a Unit Certificate representing a Unit recorded in the name of such Partner has been defaced or apparently lost, destroyed or wrongly taken, the General Partner shall cause a new Unit Certificate to be issued in substitution for such Unit Certificate provided that such Partner:

(a) files with the General Partner or Registrar and Transfer Agent a form of proof of loss and, if required by the General Partner, an indemnity bond in a form and in an amount satisfactory to the General Partner to indemnify and hold harmless each of the Partnership, General Partner and Registrar and Transfer Agent from any costs, damages, liabilities or expenses suffered or incurred as a result of or arising out of issuing such new Unit Certificate; and

(b) satisfies such other requirements as are reasonably imposed by the General Partner or Registrar and Transfer Agent.

9.3 Registered Holders of Units

Where a Unit is subscribed for by or assigned to two or more persons, or a Unit Certificate is in the name of two or more persons:

(a) the name of each person shall be shown on the Unit Certificate in respect of the Unit;

(b) the Unit shall be presumed by the Partnership to be held jointly;

(c) the Unit Certificate shall be delivered to the person whose name appears first on the Register in respect of the Unit;

(d) amounts distributed by the Partnership in respect of the Unit may be sent to the person whose name appears first on the Register in respect of the Unit or to such one of them as the joint holders direct in writing, and any one of such persons may give effectual

receipts for any monies or assets distributed in respect of the Unit with the other of such persons having no further recourse against the Partnership; and

(e) any one of such persons may vote in respect of the Unit as if that person were solely entitled thereto, but if more than one of such persons is present or is represented at a meeting, the person whose name appears first on the Register in respect of the Unit shall alone be entitled to vote in respect thereof.

ARTICLE X
RESTRICTIONS ON TRANSFER

10.1 Transfer of Interest of General Partner

Except as otherwise provided herein, the General Partner may not sell, assign, transfer or otherwise dispose of its interest in the Partnership as general partner, other than to an Affiliate, without the prior approval of the Limited Partners given by Extraordinary Resolution. Any transfer requiring approval as provided herein that is transferred without such approval will not relieve such General Partner of the obligations of such General Partner set forth in this Agreement. Any transferee acquiring the approval required by the terms of this Agreement shall assume the obligations of the General Partner and any restrictions relating to transfers of interests or securities of the General Partner shall apply, with appropriate modifications, to such new General Partner.

10.2 Transfer of Units by Limited Partner

(a) At no time may Units or the beneficial ownership therein be transferred to non-residents of Canada (within the meaning of the Tax Act) or to a partnership that is not a "Canadian partnership" (within the meaning of the Tax Act) and such transfer shall be null and void and the transferor thereof shall be deemed, for all purposes, to be the registered and beneficial holder thereof. Subject to the foregoing, the General Partner shall have the right, in its sole and absolute discretion, to refuse any transfer of Units in whole or in part.

(b) A transferee of Units shall not be recognized as a Partner until such time as a Notice to Amend the Certificate is filed with the Registrar which shall, in any event, be no later than the last day of the calendar month following the month in which such transfer is effected and, upon such date, such transferee will automatically become bound and subject to this Agreement without execution of any further instrument, and, without limiting the generality of the foregoing, such transferee shall be deemed to make all of the representations and warranties, covenants and acknowledgements of a Partner pursuant to this Agreement and to grant the power of attorney provided for in Section 18.1 hereof.

(c) In the case of a transfer of less than all of the Units represented by a Unit Certificate (if a Unit Certificate has been issued), a new replacement Unit Certificate for the balance of the Units retained by the transferor also shall be issued.

(d) Neither the General Partner nor the Registrar and Transfer Agent, if any, shall be bound to see to the execution of any trust, express, implied or constructive, or of any charge, pledge or equity to which any of the Units or any interests therein are subject, to ascertain or inquire whether any sale or transfer of any such Units or interest therein by a Partner

or his personal representatives is authorized by such trust, charge, pledge or equity or to recognize any person having any interest therein except for the person recorded as such Partner. No transfer shall relieve the transferor from any obligations to the Partnership incurred prior to the transfer becoming effective. Any transfer of Units made in accordance with the provisions hereof shall be made without charge.

(e) Where a person becomes entitled to a Unit on the incapacity, death or bankruptcy of a Partner, or otherwise by operation of law, in addition to the requirements of Section 10.2 hereof, such entitlement will not be recognized or entered in the register evidencing ownership of the Units until that Person:

(i) has produced evidence satisfactory to the General Partner of such entitlement;

(ii) has acknowledged in writing that he is not a non-resident of Canada (within the meaning of the Tax Act) or, if a partnership, is a "Canadian Partnership" (within the meaning of the Tax Act); and

(iii) has acknowledged in writing that he is bound by the terms of this Agreement.

(f) A Partner may mortgage, pledge or hypothecate a Unit which has been fully paid for as security for a loan to or an obligation of such Partner; however, the General Partner is not obliged to recognize or acknowledge any such mortgage, pledge or hypothecation, and until and unless a Unit is transferred in accordance with this Article 10, only the registered holder of the Unit shall be recognized by the General Partner and all distributions shall be made to such registered holder.

10.3 Ongoing Obligation of Partner

No transfer of a Unit shall relieve the Partner of any obligation that has accrued or was incurred prior to the effective date of such transfer.

10.4 Assignees Who Are Not Substituted Partners

An assignee of a Unit or a person who has become entitled to a Unit by operation of law who has not complied with the provisions of this Agreement has no right to access or be provided with any information with respect to the Partnership Business and has only the rights accorded to such assignees pursuant to the Partnership Act.

ARTICLE XI
TERM

11.1 Term

The Partnership shall continue indefinitely unless terminated by the provisions of Article 12 hereof.

ARTICLE XII
DISSOLUTION AND TERMINATION

12.1 No Dissolution

Notwithstanding any rule of law to the contrary, the Partnership shall not be terminated and dissolved except in the manner provided in this Agreement. Without limiting the generality of the foregoing, other than as set out in Section 12.2, the Partnership shall not be terminated or dissolved by the admission of any new Partner or by the withdrawal, removal, retirement, death, mental incompetence, insolvency, bankruptcy, liquidation, dissolution, winding up or other disability of a Partner.

12.2 Events of Dissolution

The Partnership shall dissolve upon the occurrence of any of the following events:

(a) 120 days following the deemed resignation of the General Partner pursuant to Section 14.1 unless the Limited Partners have by Extraordinary Resolution appointed a new General Partner prior thereto;

(b) any event which makes it unlawful for the Partnership Business to be continued;

(c) the date that an Extraordinary Resolution of the Limited Partners, dissolving the Partnership becomes effective; or

(d) subject to Section 12.1, upon the occurrence of any event that under the laws of the Province of Alberta, causes the dissolution of a limited partnership.

12.3 Liquidating Trustee

Upon dissolution of the Partnership, the liquidating trustee (which will be the General Partner unless the General Partner is unable or unwilling to act, in which event the liquidating trustee shall be a General Partner or such other Person as may be selected by Ordinary Resolution) shall proceed diligently to wind up the affairs of the Partnership and distribute the assets of the Partnership in accordance with Section 12.4. Subject to Section 12.4, the liquidating trustee may manage, control and operate the business and affairs of the Partnership with all of the power and authority of the General Partner. The liquidating trustee shall be paid its reasonable fees and disbursements in carrying out its duties as such. Allocations and distributions shall continue to be made during the period of liquidation in the same manner as before dissolution. The liquidating trustee shall have full right and unlimited discretion to determine the time, manner and terms of any sale or sales of Partnership assets pursuant to such liquidation, having due regard to the activity and condition of the relevant market and general financial and economic conditions.

12.4 Distribution of Assets

The liquidating trustee shall settle the Partnership accounts as expeditiously as possible and, in the following order, shall:

(a) sell and liquidate sufficient assets of the Partnership to pay the liabilities of the Partnership (including any amounts payable to the General Partner);

(b) place in escrow a cash reserve fund for contingent liabilities, in an amount determined by the liquidating trustee to be appropriate for such reserve fund, to be held for such period as the liquidating trustee regards as reasonable and then to be distributed pursuant to this Section 12.4;

(c) distribute the remaining property and assets to the Partners in the manner contemplated in Sections 4.2(b), 4.3(c) and 4.4(c).

12.5 Type of Distributions

Distributions of assets and payments by the liquidating trustee on dissolution of the Partnership may be satisfied either by the liquidating trustee selling the assets of the Partnership and distributing the proceeds thereof, or by the liquidating trustee distributing assets of the Partnership *in specie* for the fair market value thereof.

12.6 Reports

Within a reasonable time following the completion of the liquidation of the Partnership's assets, the liquidating trustee shall forward or cause to be forwarded to each of the Partners a statement, with respect to the assets and liabilities of the Partnership as of the date of the completion of the liquidation, and each Partner's share of the distributions pursuant to Section 12.4.

12.7 No Other Right

Except as provided herein, no Limited Partner shall have the right to ask for the dissolution of the Partnership, for the winding-up of its affairs or for the distribution of its assets. No Partner shall have any right to demand or receive property, other than cash, upon dissolution of the Partnership.

12.8 Final Filing

Upon completion of the liquidation of the Partnership and the distribution of all Partnership assets, the Partnership shall terminate and the liquidating trustee shall execute and record a declaration of dissolution as well as any other documents required to affect the dissolution and termination of the Partnership.

ARTICLE XIII
REPRESENTATIONS

13.1 Representations of General Partner

The General Partner represents, warrants, covenants and agrees with each Limited Partner that the General Partner:

(a) is a corporation incorporated under the laws of Alberta and is validly subsisting under such laws;

(b) has and shall maintain the capacity and corporate authority necessary to act as a general partner of the Partnership and to perform its obligations under this Agreement, and that such obligations do not and will not conflict with or result in a breach of any of its

constating documents, by-laws or any agreement by which or to which it or any of its property is or may become bound or subject;

(c) will act fairly and in good faith toward the Limited Partners in the conduct of the Partnership Business;

(d) shall obtain and maintain in good standing the registrations necessary for the conduct of its present business and shall obtain (as and when required), hold and continue to maintain all registrations, licenses and permits necessary to carry on its business as the general partner of the Partnership in all jurisdictions where the activities of the Partnership require such licensing or other form of registration of the General Partner;

(e) will devote as much time as is reasonably necessary for the conduct and prudent management of the business and affairs of the Partnership; and

(f) is not and shall not become a "non-resident" of Canada within the meaning of the Tax Act.

13.2 Representations of Limited Partners

Each of the Limited Partners severally represents, warrants, covenants and agrees with the Partnership and each other Partner that such Limited Partner:

(a) if a corporation, is duly organized, incorporated, continued or recognized under the laws of the jurisdiction of its organization, incorporation, continuance or recognition, and is validly subsisting under such laws;

(b) has and shall maintain the capacity and, if applicable, corporate authority necessary to be a Limited Partner of the Partnership and to perform its obligations under this Agreement, and that such obligations do not and will not conflict with or result in a breach of any of its constating documents, by-laws or any agreement by which or to which it or any of its property is or may become bound or subject;

(c) is not relying upon, and has not received from any other person, any statement, representation or warranty as to the deductibility by such Limited Partner or by the Partnership of any costs, outlays or expenses made or incurred by such Limited Partner or by the Partnership in computing the income or taxable income of such Limited Partner or the Partnership for purposes of the Tax Act or the income tax legislation of any province, territory or other jurisdiction;

(d) has subscribed for Units as principal in furtherance of its normal business operations and shall provide the General Partner with such evidence regarding its ability to subscribe for Units without having received a prospectus therefor and without registration of such Units under applicable securities legislation as the General Partner may reasonably request;

(e) has made such investigations of the business carried on or proposed to be carried on by the Partnership as it has considered appropriate, has obtained such information with respect thereto as it has considered necessary, and has been, and will continue to be, solely responsible for making its own independent appraisal and assessment of the merits

and risks of entering into this Agreement without relying on any other Person in respect thereof;

(f) is not and shall not become a "non-resident" of Canada within the meaning of the Tax Act and if a partnership, is a "Canadian Partnership" within the meaning of the Tax Act; and

(g) shall not transfer its Units in whole or in part in a manner not permitted by this Agreement.

13.3 Survival of Representations

The representations contained in this Article shall survive execution and delivery of this Agreement and each party is obligated to ensure the continuing accuracy of each representation made by it, and ensure that each covenant made by it shall remain binding upon it, so long as such party remains a Limited Partner.

ARTICLE XIV
APPOINTMENT OF A SUBSTITUTE GENERAL PARTNER

14.1 Deemed Resignation of General Partner

The General Partner shall be deemed to resign as the General Partner of the Partnership in the event of:

(a) the dissolution of the General Partner;

(b) the bankruptcy, insolvency, dissolution, liquidation or winding-up of the General Partner (or the commencement of any act or proceeding in connection therewith which is not contested in good faith by the General Partner); or

(c) the appointment of a trustee, receiver or receiver and manager of the affairs of the General Partner, if a mortgagee or other encumbrancer shall take possession of all of the property or assets beneficially owned by the General Partner or a substantial part thereof, or levy or execution or any similar process shall be levied or enforced against all of the property or assets of the General Partner or a substantial part thereof, in all cases, unless waived by Extraordinary Resolution.

The General Partner shall, to the extent applicable, forthwith advise the Limited Partners by written notice of the occurrence of any event referred to in this Section 14.1.

14.2 Resignation

The General Partner may resign as the General Partner at any time on not less than 60 days written notice thereof to the Limited Partners, and in such event, the remaining General Partner, if there is no one, shall be the General Partner; provided that if the General Partner is, at such time, the only General Partner, the General Partner shall not withdraw if the effect thereof would be to dissolve the Partnership or constitute the Partnership a General Partnership, provided that if the Limited Partners shall not have designated a substitute General Partner within 30 days of the notice of resignation from the General Partner, the General Partner may, without any authorization from the Limited Partners, appoint a

substitute General Partner who, on the effective date of the resignation of the General Partner, shall become the General Partner hereunder.

14.3 Effective Date of Resignation or Deemed Resignation of General Partner

In the event of the resignation of the General Partner pursuant to Section 14.2 or the deemed resignation of the General Partner pursuant to Section 14.1, such General Partner shall cease to be the General Partner of the Partnership and such resignation or deemed resignation shall be effective upon the admission of a new General Partner to the Partnership (and the filing of an amendment to the Certificate to evidence such fact) or, in the event of there being another General Partner at such time, the expiration of 120 days from the date of the giving of the notice of resignation in the case of Section 14.2 or on the occurrence of the event referred to in Section 14.1, in the case of Section 14.1.

14.4 Consequences of Transfer

Upon the admission of a new General Partner:

(a) the new General Partner, if it is not already a General Partner, shall become a party to this Agreement by signing a counterpart hereof and agreeing to be bound by the terms of this Agreement and to assume the obligations, duties and liabilities of the departing General Partner hereunder as and from the date the new General Partner becomes a party to this Agreement;

(b) the new General Partner will purchase and the departing General Partner will sell its interest in the Partnership (excluding any Units held by the departing General Partner) at a purchase price of $100.00;

(c) the departing General Partner will do all things and take all steps to effectively transfer title to all Partnership assets, the records and management of the Partnership and the interest of the departing General Partner in the Partnership to the new General Partner; and

(d) the departing General Partner shall file all amendments to the Certificate and all other documents necessary to record the admission of the new General Partner or qualify or continue the Partnership as a limited partnership.

14.5 Indemnification

Upon the removal or resignation of the General Partner, the Partnership shall release and hold harmless, and the Limited Partners shall release, the General Partner, its officers, directors, shareholders and employees from any and all costs, damages, liabilities or expenses incurred by the General Partner (as a General Partner) or the Partnership in connection with the Partnership's business or otherwise as a result of or arising out of events occurring after such resignation or removal other than those caused by or derived from any act, omission or conduct of the General Partner occurring after such removal or resignation.

14.6 Continuity of Partnership

In the event of the removal, resignation or deemed resignation of the General Partner, the Partnership Business shall be continued by any new General Partner or remaining General Partner, as the case may be.

ARTICLE XV
MEETINGS

15.1 Consents Without Meeting

The General Partner may secure the consent or agreement of any Limited Partner to any matter requiring such a consent or agreement in writing and such consents or agreements in writing may be used in conjunction with votes given at a meeting of Limited Partners or without a meeting of Limited Partners to secure the necessary consent or agreement hereunder. Any Extraordinary Resolution or Ordinary Resolution where the requisite approval is obtained as aforesaid shall be as valid as if the resolution had been passed at a meeting of Limited Partners and shall be deemed to satisfy all of the requirements of this Agreement relating to meetings of Limited Partners.

15.2 Notice of Meeting

All notices of meetings of Limited Partners will be given to Limited Partners who are registered holders of Units as of the applicable Record Dates, at least 10 and not more than 60 days prior to the meeting. Such notice will specify the time and the place where the meeting is to be held and will specify, in reasonable detail, all matters which are to be the subject of a vote at such meeting and provide sufficient information to enable Limited Partners to make a reasoned judgment on all such matters. It will not be necessary for any such notice to set out the exact text of any resolution proposed to be passed at the meeting provided that the subject matter of any such resolution is fairly set out in the notice or schedule thereto.

15.3 Meetings

The General Partner may call such meetings of the Limited Partners as it considers appropriate and shall call a meeting upon receipt of a written request, stating the purpose for which the meeting is to be held from Limited Partners holding, in the aggregate, not less than 25% of the outstanding Units (excluding Units held by the General Partner). If the General Partner fails or neglects to call, within 15 days after receipt of such written request, a meeting to be held within 30 days after receipt of such written request then any Limited Partner may call the meeting. Meetings are to be held at the principal place of Partnership Business or such other place in the City of Calgary as the party calling the meeting may designate.

15.4 Chairman

The President of the General Partner or in his absence, any officer of the General Partner, shall be the chairman of all meetings. If no such person is present or all such persons refuse to act, those Limited Partners present in person or represented by proxy at the meeting shall choose, by Ordinary Resolution, some other person present to be chairman.

15.5 Quorum

Subject to the provisions of Section 15.6, a quorum at any meeting of the Limited Partners shall consist of not less than one person present in person and holding or representing by proxy at least 10% of the aggregate number of outstanding Units entitled to vote at the meeting.

15.6 Adjournment

If a quorum referred to in Section 15.5 is not present within 30 minutes from the time fixed for holding any such meeting, the meeting may be adjourned by the chairman of the meeting to a date not more than 10 days later at the same time and place. No notice of the adjourned meeting shall be required. At the adjourned meeting the Limited Partners present in person or represented by proxy shall form a quorum and may transact the business for which the meeting was originally convened notwithstanding that the number of Units held or represented by them may not be sufficient to constitute a quorum under Section 15.5.

15.7 Voting

Except as otherwise specified in this Agreement, on any question submitted to a meeting, each Limited Partner shall be entitled to one vote for each Unit held and questions shall be decided by Ordinary Resolution. The General Partner shall not be entitled to any voting rights at any meeting of the Limited Partners in their capacity as General Partner.

15.8 Record Date

Notwithstanding anything herein contained, only Limited Partners who are registered as such in the Register on the Record Date for the meeting shall have the right to attend in person or by proxy and to vote on all matters submitted to the meeting.

15.9 Proxies

A Limited Partner may attend any meeting of Limited Partners personally or may be represented thereat by proxy. Votes at meetings of the Limited Partners may be cast personally or by proxy and resolutions shall be passed by a show of hands or, at the request of any Limited Partner, by ballot. The instrument appointing a proxy shall be in writing under the hand of the appointor or his attorney duly authorized in writing, or, if the appointor is a corporation, under its seal or by an officer or attorney thereof duly authorized and shall be valid only if it refers to a specific meeting, and then only at the meeting or its adjournments. Any person may be appointed a proxy, whether or not he is a Limited Partner.

15.10 Validity

The chairman of the meeting shall determine the validity of all instruments of proxy to be used at such meeting.

15.11 Proxy Validity

A vote cast in accordance with the terms of an instrument of proxy shall be valid notwithstanding the previous death, incapacity, insolvency, bankruptcy or insanity of the Limited Partner giving the proxy or the revocation of the proxy, provided that no written notice of such death, incapacity, insolvency, bankruptcy, insanity or revocation shall have been received at the place of meeting prior to the time fixed for holding of the meeting.

15.12 Right to Attend

The General Partner, or if a General Partner is a corporation, the officers and directors of such General Partner, and counsel of the Partnership, shall have the right to attend at any meeting of Limited

Partners and to address any such meeting on the matters properly before it. Any counsel for or representative authorized in writing by a Limited Partner may attend at any meeting for or on behalf of such Limited Partner and may address the meeting on the matters properly before it.

15.13 Rules

To the extent that the rules and procedures for the conduct of a meeting of the Limited Partners are not prescribed in this Agreement, such rules and procedures shall be determined by Ordinary Resolution.

15.14 Loss of Vote

No Limited Partner who is in default in respect of payment of all or any portion of such Limited Partner's Capital Contribution shall be entitled to vote in respect of any Unit held by such Limited Partner and such Units shall not be considered to be outstanding for the purposes of determining whether the requisite approval has been obtained.

15.15 Waiver of Defaults

In addition to all other powers conferred on them by this Agreement, the Limited Partners may:

(a) by Extraordinary Resolution waive any default on the part of any General Partner on such terms as they may determine and release the General Partner from any claims in respect thereof; and

(b) by Ordinary Resolution require the General Partner on behalf of the Partnership to enforce any obligation or covenant on the part of any Limited Partner.

15.16 Minutes

Minutes and proceedings of every meeting of the Partners shall be made and recorded by the General Partner or such other person as may be appointed by the General Partner. Minutes, when signed by the chairman of the meeting, shall be prima facie evidence of the matters therein stated. Until the contrary is proved, every meeting in respect of which minutes have been made shall be deemed to have been duly held and convened and all proceedings referred to in the minutes shall be deemed to have been duly passed.

15.17 Binding Nature of Resolutions

Any Extraordinary Resolution or Ordinary Resolution shall be binding on all Limited Partners and their respective heirs, executors, administrators or other legal representatives, successors and assigns, whether or not such Limited Partner was present or represented by proxy at the meeting at which such resolution was passed and whether or not such Limited Partner voted against such resolution.

15.18 Powers Exercisable by Extraordinary Resolution

In addition to all of the powers conferred upon them under this Agreement, the Limited Partners by Extraordinary Resolution may:

(a) change the Fiscal Year end of the Partnership;

(b) approve the making of loans by the Partnership to the General Partner or guaranteeing the obligations of any directors or officers of any associate or affiliate of the General Partner;

(c) increase the amount of the General Partner's fees or distribution;

(d) approve the dissolution of the Partnership;

(e) approve the transfer by the General Partner of its interest in the Partnership as a General Partner, as contemplated by Section 10.1 hereof;

(f) approve a new General Partner as contemplated by Section 12.2(a) hereof;

(g) approve any amendment to this Agreement to the extent permitted pursuant to Section 16.2; and

(h) approve of such other matters that pursuant to the terms of this Agreement may be effected or require approval by Extraordinary Resolution.

ARTICLE XVI
AMENDMENTS

16.1 Amendments to Limited Partnership Agreement

This Agreement may be amended in writing on the initiative of the General Partner with the approval of the Limited Partners given by an Extraordinary Resolution, provided that no amendment may be made that would have the effect of:

(a) amending this Article 16 (unless all of the partners consent thereto);

(b) reducing a partner's share of the income or assets of the Partnership;

(c) reducing the interest in the Partnership of the partners (unless all of the partners consent thereto);

(d) changing in any manner any allocation for tax purposes;

(e) changing the liability of any limited partner;

(f) allowing any limited partner to exercise control over or management of the business of the Partnership;

(g) changing the right of a limited partner or the General Partner to vote at any meeting; or

(h) changing the Partnership from a limited partnership to a general partnership.

16.2 Amendments In Discretion of General Partner

The General Partner may, without prior notice to or consent from any limited partner of the Partnership, amend from time to time any provision of the Partnership Agreement if such amendment is:

(a) in the opinion of the General Partner, based on counsel's recommendation and opinion, for the protection or benefit of the limited partners or the Partnership or to cure an ambiguity or to correct or supplement any provision contained therein that may be defective or inconsistent with any other provision contained herein, and the amendment does not and will not, in the opinion of the General Partner, materially adversely affect the rights of any limited partner;

(b) for the purpose of reflecting the admission, substitution, withdrawal or removal of limited partners in accordance with the Partnership Agreement;

(c) a change that, in the sole discretion of the General Partner, is reasonable and necessary or appropriate to qualify or continue the qualification of the Partnership as a limited partnership in which the limited partners have limited liability under applicable legislation; or

(d) a change that, in the sole discretion of the General Partner, is reasonable and necessary or appropriate to enable limited partners to take advantage of, or not be detrimentally affected by, changes in the Tax Act or other taxation laws.

16.3 Notice to Limited Partners

Limited Partners shall be notified of the full details of any amendments to this Agreement within 30 days of the effective date of the amendment.

ARTICLE XVII
NOTICES

17.1 Addresses For Service

(a) Any notice or other written communications which must be given or sent under this Agreement shall be deemed to have been validly given or received the fifth day following its sending by first class mail to the address of the General Partner and the Limited Partners as follows: in the case of the General Partner, at the address specified in Section 2.3 or any other new address following a change of address in conformity with Section 17.1(b) below, and in the case of the Limited Partners to the postal address inscribed in the Register of the Limited Partners.

(b) A Limited Partner may, at any time, change such Limited Partner's address for the purposes of service by written notice to the General Partner or to such other person as is then the Registrar and Transfer Agent for the Partnership. The General Partner may change its address for the purposes of service by written notice to all the Limited Partners and to the Registrar and Transfer Agent, if any.

(c) In the event of any disruption, strike or interruption in the Canadian postal service after mailing and before receipt or deemed receipt of a document, it will be deemed to have been received on the sixth business day following full resumption of the Canadian postal service. If the party giving any notice or other written communication knows or ought reasonably to know of any difficulties with the postal system that might affect the delivery of mail, any such demand, notice or other communication may not be mailed but must be given by personal delivery or by telecopier or other electronic means of

communication or, in the case of communication to the Limited Partners, by publication once in the *Calgary Herald* or, if such publication is impracticable, by publication once in any newspaper(s) published in the English language having general circulation in Calgary and Toronto.

(d) Notices may also be validly given by way of telecopier or other electronic means of communication or hand deliveries whereupon they shall be deemed to have been received on the date of their transmittal (if on a business day during normal business hours of the recipient and, if not, on the next business day) or on the date of delivery as the case may be.

(e) An accidental omission in the giving of, or failure to give, a notice required by this Agreement will not invalidate or affect in any way the legality of any meeting or other proceedings in respect of which such notice was or was intended to be given.

ARTICLE XVIII
POWER OF ATTORNEY

18.1 Power of Attorney

Each Limited Partner hereby grants to the General Partner, its successors and assigns, a power of attorney constituting the General Partner, with full power of substitution, as the Limited Partner's true and lawful attorney and agent, with full power and authority, in the Limited Partner's name, place and stead to execute, under seal or otherwise, swear to, acknowledge, deliver, and record or file, as the case may be, as and where required:

(a) this Agreement, any amendment to this Agreement, the Certificate, any amendment to the Certificate or any other certificate or instrument which the General Partner deems necessary or appropriate to qualify, continue the qualification of, or keep in good standing, the Partnership in, or otherwise comply with the laws of, the Province of Alberta or any other jurisdiction wherein the Partnership may carry on or be deemed to carry on business, or the General Partner may deem it prudent to register the Partnership, in order to maintain the limited liability of the Limited Partners or to comply with applicable laws;

(b) any certificate or other instrument which the General Partner deems necessary or appropriate to reflect any amendment, change or modification of the Partnership in accordance with the terms of this Agreement;

(c) any certificate or other instrument which the General Partner deems necessary or appropriate to comply with the laws of Canada or any political subdivision of Canada;

(d) any conveyance or other instrument which the General Partner deems necessary or appropriate to reflect or in connection with the dissolution or termination of the Partnership pursuant to the terms of this Agreement;

(e) any instrument required in connection with any election, designation or determination relating to the Partnership under the Tax Act or other fiscal legislation;

(f) any documents which the General Partner deems necessary or appropriate to be filed in connection with the business, assets or undertaking of the Partnership or this Agreement;

(g) any document required to be filed with any governmental body, agency or authority in connection with the business, assets or undertaking of the Partnership or this Agreement;

(h) any application for any grant, incentive or credit under any federal or provincial program with respect to any activity of the Partnership;

(i) any transfer forms or other certificate or instrument on behalf of or in the name of whomsoever as may be necessary to effect the transfer of any Unit in accordance with the terms of this Agreement; and

(j) any other document or instrument on behalf of and in the name of the Partnership or the Limited Partner as may be required to give effect to this Agreement.

The power of attorney granted hereby is irrevocable, is a power coupled with an interest, shall survive the assignment by the Limited Partner of the whole or any part of the interest of the Limited Partner in the Partnership and shall survive the death, bankruptcy or incapacity of the Limited Partner and shall extend to bind the heirs, executors, administrators, personal representatives, successors and assigns of the Limited Partner. Each Limited Partner agrees to be bound by any representation or action made or taken by the General Partner pursuant to this power of attorney and hereby waives any and all defences that may be available to contest, negate or disaffirm any action of the General Partner taken in good faith under this power of attorney.

ARTICLE XIX
MISCELLANEOUS

19.1 Governing Law

The General Partner and the Limited Partners agree that this Agreement and all documents relating thereto, which by common accord have been or will be drafted in English, shall be governed by and construed in accordance with the laws of the Province of Alberta and the laws of Canada applicable therein.

19.2 Counterpart Signatures

This Agreement may be executed in as many counterparts as are deemed necessary by the General Partner, and when so executed, each such counterpart is as valid and binding on all parties hereto as every other such counterpart.

19.3 Provisions Severable

Each provision of this Agreement is intended to be severable. If any provision of this Agreement, or the application of such provision to any person or circumstance, shall be held illegal or invalid, the remainder of this Agreement, or the application of such provision to any person or circumstance other than those to which it is held illegal or invalid, shall not be affected thereby.

19.4 Further Assurances

Each party hereto agrees to do all such things and take all such actions as may be necessary to give full force and effect to the matters contemplated by this Agreement.

19.5 Time

Time shall be of the essence hereof.

19.6 Limited Partner not a General Partner

If any provision of this Agreement has the effect of imposing or subjecting any Limited Partner to any debts, liabilities or obligations in excess of those amounts referred to in Section 8.2, or otherwise results in the Limited Partner becoming a general partner, such provision shall be of no force or effect.

19.7 Successors and Assigns

This Agreement shall enure to the benefit of and be binding upon the parties hereto and their respective heirs, executors, administrators and other legal representatives and, to the extent permitted hereunder, their successors and assigns.

IN WITNESS WHEREOF the parties hereto have executed this Agreement as of the day and year first above written.

PETROWEST ENERGY SERVICES GENERAL PARTNER LTD.

Per: *"Ken Drysdale"*

PETROWEST BUSINESS TRUST, by its trustee, Petrowest Energy Services Trustee Ltd.

Per: *"Ken Drysdale"*

PETROWEST SERVICES LTD.

Per: *"Ken Drysdale"*

SCHEDULE A

UNIT CERTIFICATE

UNIT CERTIFICATE NO. **[A-•/B-•/C-•]**

• **[Class A GP Units/Class B Common LP Units/Class C Preferred LP Units]** UNITS

PETROWEST CIVIL SERVICES LP
(a limited partnership formed under the laws of the Province of Alberta)

This is to certify that ______________________________________ is the registered holder of the above-stated number of ________________ units (the "**Units**") in PETROWEST CIVIL SERVICES LP (the "**Partnership**").

The rights of a holder of Units are governed by an agreement made as of August 29, 2006, with respect to the Partnership, as amended or supplemented thereafter (the "**Partnership Agreement**"). *[The liability of the holder of this Certificate is limited. Limited Partners may lose the protection of limited liability by taking part in the control of the Partnership Business or may be liable to third parties as a result of false statements in the public filings made pursuant to the Partnership Act (Alberta) and applicable legislation of the Canadian provinces and territories other than the Province of Alberta. There is also a possibility for unlimited liability to the extent that the principles of Canadian law recognizing the limitation of liability of limited partners have not been authoritatively established with respect to limited partnerships formed under the laws of one province but operating, owning property or incurring obligations in another province.]* (LP Certificate only)

The Units are transferable in accordance with the terms of the Partnership Agreement.

Capitalized terms herein shall have the meanings ascribed to them in the Partnership Agreement.

IN WITNESS WHEREOF, Petrowest Energy Services General Partner Ltd., the General Partner of the Partnership, has caused this Certificate to be signed by its duly authorized officer.

DATED: •.

PETROWEST CIVIL SERVICES LP,
by its General Partner,
Petrowest Energy Services General Partner Ltd.

Per: ______________________________________
[Name]
[Title]

SCHEDULE B

BUSINESS OF THE PARTNERSHIP

The character of the business of the Partnership shall consist of, directly or indirectly: (i) acquiring and managing the assets of R Bee Crushing Ltd., Dal Finn Holdings Ltd. and Bernet Ventures Ltd. (carrying on business as R Bee Crushing) and Safetymaster Rentals Corporation and such other assets as the general partner sees fit; (ii) providing rock and gravel crushing, safety supervision, safety equipment rentals services, and any related services to customers, and all activities related thereto, including the acquisition of assets or companies necessary or desireable in connection therewith; (iii) acquiring or investing in the securities of any other entity, including, without limitation, bodies corporate, partnerships or trusts and borrowing funds or otherwise obtaining credit for that purpose; (iv) making loans or other advances to any affiliate or subsidiary of the Partnership; (v) disposing of any part of the monies, properties and other assets of the Partnership, including, without limitation, any securities of the Partnership; (vi) temporarily holding cash and investments for the purposes of paying the expenses and the liabilities of the Partnership, paying amounts payable by the Partnership in connection with the redemption of any partnership interests of the Partnership, and making distributions to partners of the Partnership; (vii) paying costs, fees and expenses associated with the foregoing purposes or incidental thereto; and (viii) engaging in such other activities incidental or ancillary to any of the foregoing and such other activities as the general partner of the Partnership deems advisable or necessary from time to time.

PETROWEST CONSTRUCTION LP

LIMITED PARTNERSHIP AGREEMENT

August 29, 2006

TABLE OF CONTENTS

This Limited Partnership Agreement made as of the 29th day of August, 2006.

AMONG:

PETROWEST ENERGY SERVICES GENERAL PARTNER LTD., a body corporate incorporated under the laws of the Province of Alberta ("**Petrowest GP**" or the "**General Partner**")

AND

PETROWEST BUSINESS TRUST, a trust formed under the laws of the Province of Alberta, by its trustee, Petrowest Energy Services Trustee Ltd., (the "**Business Trust**")

AND

PETROWEST SERVICES LTD., a body corporate amalgamated under the laws of the Province of Alberta ("**Acquisitionco**")

AND

Each of those persons who from time to time is accepted as and becomes a limited partner of the partnership formed pursuant to this Agreement in accordance with the terms and conditions of this Agreement (individually, a "**Limited Partner**" and collectively, the "**Limited Partners**")

WHEREAS the General Partner and Acquisitionco formed a limited partnership under the firm name "**Petrowest Construction LP**" on August 13, 2006;

AND WHEREAS the General Partner made an initial capital contribution to the Partnership of $100.00 and Acquisitionco made an initial capital contribution to the Partnership of $10.00 upon formation of the Partnership;

AND WHEREAS the parties hereto wish to continue the Partnership pursuant to this Agreement;

NOW THEREFORE THIS AGREEMENT WITNESSES that in consideration of the covenants, representations and agreements contained herein, and other good and valuable consideration (the receipt and sufficiency of which is hereby acknowledged), the parties agree as follows:

ARTICLE I
DEFINITIONS AND INTERPRETATION

1.1 Definitions

In this Agreement including the recitals hereto, unless the context otherwise requires:

(a) **"Affiliate"** has the meaning set forth in the *Securities Act* (Alberta);

(b) **"Agreement"** means this agreement, including the Schedules to this agreement, as amended or supplemented from time to time, and "herein", "hereby", "hereof", "hereunder", "hereto" and similar expressions mean or refer to this Agreement and not to any particular provision of this Agreement;

(c) **"Annual Class C Preferred Return"** means, for a Fiscal Year, an amount equal to the Class C Preferred Return Rate multiplied by the aggregate Class C Preferred Stated Value issued and outstanding on December 31 of that Fiscal Year;

(d) **"Capital Contribution"** means, with respect to any Partner, the amount of capital contributed by such Partner to the Partnership, whether in cash or property;

(e) **"Certificate"** means the certificate in respect of the Partnership filed pursuant to the Partnership Act as it may be amended or restated from time to time in accordance with all notices to amend such certificate filed and recorded as aforesaid;

(f) **"Class A GP Distributions"** means, in respect of any Distribution Period, for the aggregate of all Class A GP Units outstanding as of the Distribution Record Date, an amount equal to 0.001% of the Net Income of the Partnership after payment of the Class C Preferred Distributions;

(g) **"Class A GP Units"** means Class A general partner units of the Partnership having the rights, privileges and restrictions set forth in Section 4.2 hereof;

(h) **"Class B Common Distributions"** means, in respect of any Distribution Period, for the aggregate of all Class B Common LP Units outstanding as of the Distribution Record Date:

   (i) if the General Partner also declares payable the Class A GP Distributions to holders of Class A GP Units for that Distribution Period, an amount equal to 99.999% of the Net Income of the Partnership for the Distribution Period after payment of the Class C Preferred Distributions; and

   (ii) if the General Partner does not declare payable the Class A GP Distributions to holders of Class A GP Units for that Distribution Period, an amount equal to 100% of the Net Income of the Partnership for the Distribution Period after payment of the Class C Preferred Distributions;

(i) **"Class B Common LP Units"** means Class B common limited partner units of the Partnership having the rights, privileges and restrictions set forth in Section 4.3 hereof;

(j) **"Class C Preferred Distributions"** means, in respect of any Distribution Period, for each Class C Preferred LP Unit outstanding as of the Distribution Record Date, an amount equal to 1/12 of: (i) the Class C Preferred Stated Value; multiplied by (ii) the Class C Preferred Return Rate;

(k) **"Class C Preferred Distribution Accrual Account"** has the meaning set forth in Section 5.3;

(l) **"Class C Preferred LP Units"** means Class C preferred limited partner units of the Partnership having the rights, privileges and restrictions set forth in Section 4.4 hereof;

(m) **"Class C Preferred Return Rate"** means 12.1%;

(n) **"Class C Preferred Stated Value"** means $1.00 per Class C Preferred LP Unit;

(o) **"Distribution Payment Date"** means the date specified by the General Partner as the applicable Distribution Record Date, or a day within 30 days after the applicable Distribution Record Date;

(p) **"Distribution Period"** means the period commencing on the first day of each calendar month, or such other date as may be determined from time to time by the General Partner, and ending on the last day of a calendar month, or such other date as may be determined from time to time by the General Partner;

(q) **"Distribution Record Date"** means the 10th day of each calendar month or such other date as may be determined from time to time by the General Partner, except that December 31 shall in all cases be a Distribution Record Date;

(r) **"Extraordinary Resolution"** means a resolution, passed at a duly convened meeting of Limited Partners, or any adjournment thereof, called to consider the resolution by a majority of not less than 66 2/3% of the votes cast by Limited Partners at the meeting, or adjournment, who are entitled to vote with respect to such resolution or a resolution in writing signed in one or more counterparts by Limited Partners holding not less than 66 2/3% of the votes entitled to vote with respect to such resolution at a meeting;

(s) **"Fiscal Year"** means the Fiscal Year of the Partnership as set out in Section 6.5, as the same may be amended from time to time in accordance herewith;

(t) **"GAAP"** means the generally accepted accounting principles from time to time approved by the Canadian Institute of Chartered Accountants, or any successor institute, applicable as at the date on which such calculation is made or required to be made in accordance with generally accepted accounting principles applied on a basis consistent with preceding years;

(u) **"General Partner"** means Petrowest Energy Services General Partner Ltd. and each other party who becomes an additional or substituted General Partner pursuant to the terms and conditions of this Agreement;

(v) **"Limited Partners"** means Acquisitionco, the Business Trust and each of those persons who from time to time is accepted as and becomes a limited partner of the Partnership in accordance with the terms and conditions of this Agreement;

(w) **"Net Income"** or **"Net Loss"** means, with respect to any period, the gross revenue of the Partnership from all sources, interest and other income for the period (including any gain or loss derived or sustained by the Partnership from any disposition of any capital property of the Partnership and all other items of income, gain, proceeds of disposition and recapture) less all expenses properly incurred or accrued by or on behalf of the Partnership, capital losses, and other losses for tax purposes and all other items of loss, deduction and credit, all as determined by the General Partner in accordance with GAAP;

(x) **"Ordinary Resolution"** means a resolution, passed at a meeting of Limited Partners, or any adjournment thereof, called to consider the resolution by a simple majority of more than 50% of the votes cast by Limited Partners at the meeting, or adjournment, who are entitled to vote with respect to such resolution or a resolution in writing signed in one or more counterparts by Limited Partners holding more than 50% of the votes entitled to vote with respect to such resolution at a meeting;

(y) **"Partners"** means the General Partner and the Limited Partners and **"Partner"** means any one of them;

(z) **"Partnership"** means Petrowest Construction Limited Partnership, a limited partnership formed on August 15, 2006 and continued pursuant to the terms of this Agreement;

(aa) **"Partnership Act"** means the *Partnership Act* (Alberta) R.S.A. 2000, c. P-3;

(bb) **"Partnership Business"** has the meaning set forth in Section 3.1;

(cc) **"Partnership Property"** means the property and property interests (whether real or personal, vested or contingent, tangible or intangible) held by or for the benefit of the Partnership at any time and from time to time;

(dd) **"Person"** means any individual, partnership, limited partnership, joint venture, syndicate, sole proprietorship, company or corporation with or without share capital, unincorporated association, incorporated or unincorporated, society trust, trustee, executor, administrator or other legal personal representative, regulatory body or agency, government or governmental agency, authority or entity however designated or constituted;

(ee) **"Redemption Date"** means:

(i) in the case of a redemption at the option of the Partnership pursuant to Section 4.5(a)(i), the date (which shall not be fewer than 10 days after written notice of such redemption is provided to the holders of Class C Preferred LP Units) established by the General Partner for the redemption by the Partnership of Class C Preferred LP Units; and

(ii) in the case of a redemption at the option of the holder of Class C Preferred LP Units pursuant to Section 4.5(a)(ii), the date (which shall not be later than 30 days after such holder's request for redemption) established by the General Partner for the redemption by the Partnership of such holder's Class C Preferred LP Units;

(ff) **"Redemption Price"** has the meaning set forth in Section 4.5(a)(i);

(gg) "**Register**" means the register of Partners maintained or caused to be maintained pursuant to Section 6.9;

(hh) "**Registrar and Transfer Agent**" means the registrar and transfer agent for the Partnership referred to in Section 6.9;

(ii) "**Tax Act**" means the *Income Tax Act* (Canada) R.S.C. 1985, c.1 (5th Supp);

(jj) "**Unit**" means a Class A GP Unit, a Class B Common Unit or a Class C Preferred LP Unit, or all or any of them, as the context requires, which represents an interest in the Partnership as provided for in this Agreement and having the rights, privileges, restrictions and conditions set forth herein; and

(kk) "**Unit Certificate**" means a certificate representing ownership of one or more Units, which certificate shall be substantially in the form attached hereto as Schedule A or such other form as is approved from time to time by the General Partner.

1.2 Schedules

The following Schedule forms part of this Agreement:

Schedule A Form of Unit Certificate

Schedule B Business of the Partnership

1.3 Interpretation

(a) Headings: The division of this Agreement into Articles, Sections, subsections and paragraphs and the insertion of headings are for convenience of reference only and shall not affect in any way the meaning or interpretation of this Agreement.

(b) Section References: Unless the contrary intention appears, references in this Agreement to an Article, Section, subsection, paragraph or Schedule by number or letter or both refer to the Article, Section, subsection, paragraph or Schedule, respectively, bearing that designation in this Agreement.

(c) Gender, Plural, Derivatives: In this Agreement, unless the context otherwise requires, words importing the singular include the plural and vice versa; and words importing gender include all genders. If a word is defined in this Agreement, unless the context otherwise requires, a derivative of that word shall have a corresponding meaning.

(d) Date for Actions: In the event that the date on which any action is required to be taken hereunder by any of the parties is not a business day in the place where the action is required to be taken, such action shall be required to be taken on the next succeeding day which is a business day in such place.

(e) Statutes: References in this Agreement to any statute or sections thereof shall include such statute as amended or substituted and any regulations promulgated thereunder from time to time in effect.

(f) Currency: Unless otherwise stated, all references in this Agreement to sums of money are expressed in lawful money of Canada.

(g) Arm's Length: Persons shall be deemed to be acting "at arm's length" with one another if they would be at arm's length for purposes of the Tax Act.

ARTICLE II
THE PARTNERSHIP

2.1 Continuation of Partnership

The General Partner, Acquisitionco, and the Business Trust hereby agree that the Partnership shall be continued pursuant to this Agreement and that the Partnership shall be a limited partnership governed by the laws of the Province of Alberta and the terms and conditions of this Agreement.

2.2 Name

The name of the Partnership shall be "**Petrowest Construction LP**", or such other name or names as the General Partner may determine from time to time of which notice to amend the Certificate is filed and recorded pursuant to the Partnership Act.

2.3 Principal Office

The principal office of the Partnership shall be located at Suite 204, 10605 Westside Drive Grande Prairie, Alberta, T8V 8E5. The General Partner may change the principal office of the Partnership to such other office or offices in such city as the General Partner may from time to time determine provided that the General Partner gives notice of such change to the Limited Partners. The General Partner may establish such other place or places of Partnership Business as it may determine from time to time.

ARTICLE III
PARTNERSHIP BUSINESS

3.1 Partnership Business

The Partnership is formed for the purpose set out in Schedule B and such other businesses as the board of directors of the General Partner may determine, and activities ancillary and incidental thereto, whether carried on directly or indirectly or through another Person (the "**Partnership Business**").

3.2 Powers

The purpose of the Partnership set forth in Section 3.1 shall be construed as both the purpose of, and the basis for power of, the Partnership and the General Partner hereunder. The Partnership shall have, without limitation, the power to do, or cause to be done, any and all acts and things necessary, convenient or incidental to the accomplishment of the purpose of the Partnership and any means by which the purpose of the Partnership may be accomplished shall not limit or be construed so as to limit the powers which may be exercised by the Partnership.

ARTICLE IV
UNITS, CAPITAL CONTRIBUTIONS AND ADMISSION OF NEW PARTNERS

4.1 Division into Units

The Partnership is authorized to issue:

(a) one class of Units, to be designated as "Class A GP Units", in an unlimited number;

(b) one class of Units, to be designated as "Class B Common LP Units", in an unlimited number; and

(c) one class of Units, to be designated as "Class C Preferred LP Units", in an unlimited number,

such Units having attached thereto the rights, privileges, restrictions and conditions set forth in this Agreement.

4.2 Attributes of Class A GP Units

The Class A GP Units may only be issued to the General Partner and any other Person who may become a general partner and shall represent an undivided 0.001% interest in the Partnership with the following rights, privileges, restrictions and conditions, as a class, as more particularly described in this Agreement:

(a) the right to receive the Class A GP Distributions declared payable by the General Partner from time to time; and

(b) on a distribution of Partnership Property in the event of the liquidation, dissolution or winding-up of the Partnership, the right to receive an amount equal to 0.001% of all remaining property and assets of the Partnership upon dissolution, *pro rata* with the holders of Class B Common LP Units, if any, after deducting therefrom, all amounts payable to the holders of Class C Preferred LP Units as described in Section 4.4(c) of this Agreement.

4.3 Attributes of Class B Common LP Units

The Class B Common LP Units shall represent an undivided interest in the Partnership with the following rights, privileges restrictions and conditions, as more particularly described in this Agreement:

(a) the right to one vote for each Class B Common Unit on any Ordinary Resolution or Extraordinary Resolution of the Limited Partners;

(b) the right to receive the Class B Common Distributions declared payable by the General Partner from time to time; and

(c) on a distribution of Partnership Property in the event of the liquidation, dissolution or winding-up of the Partnership, the right to receive an amount equal to 99.999% of all remaining property and assets of the Partnership upon dissolution, *pro rata* with the holders of Class A GP Units, if any, after deducting therefrom, all amounts payable to the holders of Class C Preferred LP Units as described in Section 4.4(c) of this Agreement.

4.4 Attributes of Class C Preferred LP Units

The Class C Preferred LP Units shall represent an interest in the Partnership with the following rights and privileges restrictions and conditions, as more particularly described in this Agreement:

(a) the right to one vote, separately as a class, for each Class C Preferred LP Unit on any Extraordinary Resolution of the Limited Partners to:

(i) modify any existing class of Units or create a new class of units having the right to receive distributions of the Partnership (including on liquidation and dissolution) in priority to the Class C Preferred LP Units;

(ii) dissolve the Partnership, as contemplated in Section 12.2(c); or

(iii) modify, amend, or change the rights, privileges and restrictions applicable to the Class C Preferred LP Units;

(b) the right to receive the Annual Class C Preferred Return upon and subject to the terms of this Agreement; and

(c) on a distribution of Partnership Property in the event of the liquidation, dissolution or winding-up of the Partnership, the right to receive an amount equal to the lesser of:

(i) all remaining property and assets of the Partnership on dissolution; and

(ii) the sum of the following amounts:

(A) an amount equal to the Class C Preferred Distribution Accrual Account;

(B) the Class C Preferred Stated Value of each Class C Preferred LP Unit issued and outstanding; and

(C) the Annual Class C Preferred Return, pro-rated for any period in which the Annual Class C Preferred Return has not been declared.

4.5 Redemption of Class C Preferred LP Units

(a) Subject to the further terms and provisions of this Section 4.5:

(i) the Partnership, shall have the right, at any time, and from time to time, by written notice to the holders of Class C Preferred LP Units, to redeem all or any portion of the Class C Preferred LP Units (if less than all, the Partnership may only redeem such Class C Preferred LP Units on a *pro rata* basis among all holders of Class C Preferred LP Units), at a price per Class C Preferred LP Unit (the "Redemption Price") equal to:

(A) the Class C Preferred Stated Value; plus

(B) that proportion of the Class C Preferred Distribution Accrual Account attributable to such Class C Preferred LP Unit as at the Redemption Date (based upon the percentage that the Class C Stated Value of the Class C Preferred LP Unit to be redeemed bears to the aggregate of the Class C

Stated Value of all of the Class C Preferred LP Units then outstanding); plus

(C) the Class C Preferred Distribution, pro-rated for any period up to the Redemption Date in which the Annual Class C Preferred Return has not been declared; and

(ii) a holder of Class C Preferred LP Units shall have the right, at any time, and from time to time, by written notice to the General Partner, to require the Partnership to redeem all or any portion of such holder's Class C Preferred LP Units at the Redemption Price.

(b) A written notice by the Partnership of its intent to redeem Class C Preferred LP Units shall specify: (i) the Redemption Date; (ii) the Redemption Price; (iii) the number of Class C Preferred LP Units to be redeemed; (iii) the manner of payment thereof; and (iv) that on the Redemption Date, the holder of Class C Preferred LP Units shall cease to be a holder of such Class C Preferred LP Units to be redeemed and shall not be entitled to exercise any of the rights of holders in respect thereof, other than the right to receive the Redemption Price attributable thereto.

(c) A written notice by a holder of Class C Preferred LP Units to require the Partnership to redeem the Class C Preferred LP Units shall: (i) specify the number of Class C Preferred LP Units to be redeemed; (ii) be accompanied by the unit certificates representing such Class C Preferred LP Units; (iii) contain an acknowledgement that on the Redemption Date, such holder shall cease to be a holder of those Class C Preferred LP Units requested to be redeemed and shall not be entitled to exercise any of the rights of holders in respect thereof, other than the right to receive the Redemption Price attributable thereto.

(d) On the Redemption Date, the Partnership shall deliver or cause to be delivered, the Redemption Price against delivery to it of the unit certificates representing the Class C Preferred LP Units to be redeemed. If a part only of the Class C Preferred LP Units represented by a unit certificate are to be redeemed, a new certificate for the balance shall be issued at the expense of the Partnership.

(e) In the case of a request for redemption by a holder of Class C Preferred LP Units, the Redemption Price shall be paid by cheque payable in lawful money of Canada and shall be available for pick-up by the holder thereof at the head offices of the Partnership, or shall be paid by such other reasonable means as the General Partner and such holder shall agree.

(f) Notwithstanding anything to the contrary contained herein, the General Partner may not establish a Redemption Date unless the Partnership has available cash or available credit facilities to permit redemption of the Class C Preferred LP Units and, in such event, upon receipt by the General Partner of a request for redemption by a holder of Class C Preferred LP Units, the General Partner shall return the unit certificates representing the Class C Preferred LP Units requested to be redeemed to the holder thereof and advise such holder, in writing, that the General Partner is not able, at that time, to establish a Redemption Date pursuant to the terms of this Agreement.

4.6 General Partner Contribution

(a) The parties to this Agreement acknowledge that the General Partner has previously made a Capital Contribution to the Partnership of $100.00 and such amount shall be credited to the capital account for the General Partner and the Partnership shall issue 100 Class A GP Units to the General Partner in respect of such Capital Contribution.

(b) The General Partner shall not, and shall not be required to, make any further Capital Contribution to the Partnership, except as provided herein.

4.7 Limited Partner Contributions

(a) Concurrently herewith Business Trust shall contribute $100.00 to the Partnership, and upon such Capital Contribution being made, the capital account for Business Trust shall be credited with $100.00 and the Partnership shall issue 100 Class B Common LP Units to Business Trust.

(b) The parties to this Agreement acknowledge that Acquisitionco has previously made a Capital Contribution to the Partnership of $10.00 and such amount shall be credited to the capital account for Acquisitionco and the Partnership shall issue 10 Class C Preferred LP Units to Acquisitionco in respect of such Capital Contribution.

4.8 Issue of Units and Admission of Limited Partners

The General Partner may, subject to this Section 4.8, admit additional general partners and Limited Partners by the issue of Units from time to time and there shall be no limit on the maximum number of Units that may be issued hereunder. Each person subscribing for Units must complete, execute and deliver to, or to the order of, the General Partner a subscription and power of attorney, in form and substance satisfactory to the General Partner, together with the subscription price therefore and any other documents necessary to comply with applicable securities laws and terms and conditions of issue. A subscriber for Units shall become a general partner or a Limited Partner upon the acceptance by the General Partner of its subscription and power of attorney and such other documents in compliance by the Limited Partner with this Section 4.8, to the satisfaction of the General Partner and, to the extent applicable, the amendment of the Certificate to include the subscriber as a Limited Partner in accordance with the Partnership Act and, thereupon, the Limited Partners hereby consent to the admission of, and will admit, additional general partners and Limited Partners to the Partnership without further act of the Partners.

4.9 Amendment of Certificate

Upon compliance with the other terms and conditions of this Agreement, the General Partner shall amend the Certificate in accordance with the Partnership Act to include the name of each additional person intended to become a Limited Partner as a Limited Partner, the amount and conditions of such person's contribution to the capital of the Partnership and such other information as is required to be stated in the Certificate and shall make such other filings and recordings as may be required by law.

4.10 Refusal of Subscriptions

Subject to Section 4.11 hereof, the General Partner may, for any reason in its discretion, refuse to accept any subscription for a Unit. In the event of any such refusal or in the event of the acceptance of a subscription and power of attorney, but a failure to amend the Certificate in accordance with the

Partnership Act to include the subscriber as a Limited Partner, the General Partner shall cause the return of the subscription and power of attorney, accompanying documents and any contribution of capital to the subscriber.

4.11 Subscription for Additional Units by Limited Partners

Each Limited Partner shall have the right to subscribe for additional Units hereunder in accordance with the terms and conditions hereof, provided that the issuance of such Units is exempt from the prospectus and registration requirements of applicable securities laws and otherwise in compliance with such laws and such Limited Partner provides satisfactory evidence to the General Partner in respect thereof.

4.12 Issue of a Fraction of Unit

A Unit may be divided or split into fractions.

ARTICLE V
ACCOUNTS, ALLOCATIONS AND DISTRIBUTIONS

5.1 Capital Accounts

The General Partner shall establish and maintain on the books of the Partnership a capital account for each class of Units held by each of the Partners, which account shall be credited with each contribution to the capital of the Partnership made by the Partner and credited or debited, as the case may be, with amounts of capital allocated or distributed to the Partner from time to time.

5.2 Current Accounts

The General Partner shall establish and maintain on the books of the Partnership a current account for each of the Partners, which account shall be credited with all amounts, other than capital, in respect of which Partners are entitled to be credited, and debited with all amounts, other than capital, in respect of which Partners are to be charged pursuant to this Agreement. The interest of a Partner in the Partnership shall not terminate by reason of a negative or zero balance in any accounts maintained on the books of the Partnership with respect to such Partner.

5.3 Class C Preferred Distribution Accrual Account

The General Partner shall establish and maintain on the books of the Partnership, an account (the "**Class C Preferred Distribution Accrual Account**"), which account shall be:

(a) credited with the amount by which the Annual Class C Preferred Return in any Fiscal Year exceeds the Net Income of the Partnership in that Fiscal Period; and

(b) debited by the amount, if any, declared payable pursuant to Section 5.8(a)(ii).

5.4 No Interest Payable on Accounts

Except as provided herein, no Partner has the right to receive interest on any credit balance in accounts maintained on the books of the Partnership and no Partner is liable to pay interest to the Partnership on any deficit in any accounts maintained on the books of the Partnership.

5.5 Withdrawal

No Partner has the right to withdraw any of its Capital Contribution or any other amount or to receive any cash or other distribution from the Partnership except as provided for in this Agreement and except as permitted by law.

5.6 Return of Capital

No Partner shall be entitled to a return, or to demand a return, of any of such Partner's Capital Contribution or entitled to any distribution or allocation thereof except upon the dissolution of the Partnership or with the approval of the Limited Partners by Extraordinary Resolution.

5.7 Monthly Distributions

(a) Unless otherwise determined by the General Partner, the General Partner shall declare payable to the holders of Class A GP Units, the Class B Common LP Units and the Class C Preferred LP Units, as applicable, for a Distribution Period ending on the last day of every month:

(i) first, the Class C Preferred Distributions;

(ii) second, the Class B Common Distributions; and

(iii) third, the Class A GP Distributions, if applicable,

provided that, the General Partner may not declare payable, for any Distribution Period, Class A GP Distributions or Class B Common Distributions (or either of them) unless the General Partner concurrently declares payable the Class C Preferred Distributions.

5.8 Annual Distributions

Unless otherwise determined by the General Partner, the General Partner shall declare payable, at the end of each Fiscal Year:

(a) first, to the holders of Class C Preferred LP Units:

(i) if the Net Income of the Partnership for such Fiscal Year exceeds the Annual Class C Preferred Return, then an amount equal to the Annual Class C Preferred Return less all Class C Preferred Distributions declared payable by the Partnership in that Fiscal Year and if the Net Income of the Partnership for such Fiscal Year does not exceed the Annual Class C Preferred Return, then an amount equal to the Net Income of the Partnership for such Fiscal Year; plus

(ii) if the Net Income of the Partnership is greater than the Annual Class C Preferred Return, an amount, together with the amount declared payable in Section 5.8(a)(i), up to the Net Income of the Partnership for that Fiscal Year, outstanding in the Class C Preferred Distribution Accrual Account;

(b) second, to the holders of Class B Common LP Units, the remaining Net Income of the Partnership for such Fiscal Year (or 99.999% of the remaining Net Income if the General Partner declares payable to the holders of Class A GP Units, 0.001% of such Net Income

pursuant to Section 5.8(c)) if any, after deducting therefrom the amount declared payable to the holders of Class C Preferred LP Units pursuant to Section 5.8(a); and

(c) in its sole discretion, to the holders of Class A GP Units concurrently with the Class B Common Distributions, 0.001% of the remaining Net Income of the Partnership for such Fiscal Year after deducting therefrom, the amount declared payable to the holders of Class C Preferred LP Units pursuant to Section.

5.9 Payment of Distributions

Amounts payable to Partners pursuant hereto may be paid by the General Partner on any date specified by the General Partner as the Distribution Record Date, or a day within 30 days after the applicable Distribution Record Date. If, at such time, there is insufficient cash flow of the Partnership to pay such amounts, the General Partner shall pay such amounts, first, to the holders of Class C Preferred LP Units, second, to the holder of Class B Common LP Units, and third to the holders of Class A GP Units when the cash flow of the Partnership is sufficient to pay such amounts. Until such time as such amounts are paid, such amounts shall constitute non-interest bearing loans to the Partnership from the Partners.

5.10 Repayments

If, as determined by the General Partner, it appears that any Partner has received an amount under this Article 5 which is in excess of that Partner's entitlement, the Partner will, forthwith upon notice from the General Partner, reimburse the Partnership to the extent of the excess, and failing immediate reimbursement, the General Partner may withhold the amount of the excess from further distributions otherwise due the Partner.

5.11 Allocation of Net Income

In respect of each Fiscal Year of the Partnership, the Net Income of the Partnership for income tax purposes, any assistance or incentive payments received by the Partnership or which the Partnership is entitled to receive and any other expense, credit or other amount which is allocable for income tax purposes shall be allocated among the Partners on the last day of the Fiscal Year of the Partnership, as follows:

(a) first, to the holders of Class A GP Units, an amount equal to the Class A GP Distributions made to the holders of Class A GP Units in that Fiscal Year, among all holders of Class A GP Units as at that date on a *pro rata* basis;

(b) second, to the holders of Class C Preferred LP Units, an amount equal to the Class C Preferred Distributions made to the holders of Class C Preferred LP Units in that Fiscal Year, among all holders of Class C Preferred LP Units as at that date on a *pro rata* basis;

(c) third, to the holders of Class B Common LP Units, an amount equal to the Class B Common Distributions made to the holders in that Fiscal Year, among all holders of Class B Common LP Units as at that date on a *pro rata* basis; and

(d) fourth, as to the balance, if any, to the General Partner.

5.12 Allocation of Net Losses

All Net Losses of the Partnership for any Fiscal Year shall be allocated to the holders of Class A GP Units.

ARTICLE VI
POWERS, RIGHTS AND DUTIES OF THE GENERAL PARTNER

6.1 Management of Partnership and Powers of General Partner

(a) The General Partner shall, subject to the provisions of this Agreement, manage, control and operate the business and affairs of the Partnership, represent the Partnership, make all decisions regarding the Partnership Business and bind the Partnership to the same extent as if the General Partner was the sole and absolute beneficial owner of the Partnership Property. The General Partner shall have the right to invoice the Partnership and to be paid for those services and in such amounts as are approved by Ordinary Resolution of the Limited Partners.

(b) In addition to the powers and authorities possessed by the General Partner pursuant to the Partnership Act or conferred by law or elsewhere in this Agreement, the General Partner shall have the power and authority of a natural person to, or may, in its sole discretion, engage or delegate to another Person the right to, manage, control and operate the business and affairs of the Partnership and to do, or cause to be done, on behalf of the Partnership any and all acts necessary, convenient or incidental to the Partnership Business, without limitation, except as specifically limited by this Agreement, including, without limitation, to:

(i) hold the Partnership Property in the Partnership's name or the name of the General Partner, as nominee for the Partnership, or in the name of any other corporation incorporated for such purpose, as nominee for the Partnership, or to cause the properties to be held by such other person or persons in trust for the Partnership in circumstances where such manner of holding title is appropriate;

(ii) cause legal title in the Partnership Property to be held by the General Partner or in the name of any other person, as agent and nominee, on such terms, in such manner, and with such powers in such person as the General Partner may determine, in its sole discretion;

(iii) possess and exercise all of the rights, powers and privileges appertaining to the ownership of all or any part of the Partnership Property to the same extent that an individual might, including the power to sell, assign, convey, lease, license or otherwise dispose of the Partnership Property, unless otherwise limited herein;

(iv) engage any other person from time to time, or employ any persons as agents, representatives, employees or independent contractors in one or more capacities to carry out all or any portion of the Partnership Business;

(v) obtain and maintain insurance in such amounts and with such coverage as in the reasonable judgment of the General Partner may be necessary or advisable with respect to the Partnership Business;

(vi) maintain the books and records of the Partnership;

(vii) open and operate bank accounts for the Partnership and designate from time to time the signatories for such accounts;

(viii) incur, assume or become liable under or in respect of any indebtedness from time to time, by way of borrowed money, the purchase of debt instruments or securities, bankers, acceptances, letters of credit or other forms of credit and financial accommodation and without limit as to the amount, cost or terms of payment thereof (including payments which may be calculated by reference to cash flow, income, revenue or like amounts) upon the credit of the Partnership and to incur and to assume and covenant to pay indebtedness, liabilities and obligations of all kinds, to guarantee obligations of, co-covenant with and join in the covenants of, others, whether in respect of the indebtedness, liabilities or obligations of the Partnership or of others, and to raise or secure the repayment thereof, in such manner, upon such terms and conditions, and in all respects as the General Partner thinks fit, and in particular may, without limiting the generality of the foregoing (A) draw, make, accept, endorse, execute, negotiate, issue and deliver bills of exchange, promissory notes, cheques, drafts, orders for payment or delivery of money, receipts, directions, evidences of indebtedness, other negotiable and non-negotiable instruments and bonds, debentures, debenture stock and other debt obligations either outright or as security for any indebtedness, liabilities or obligations of the Partnership or of any other Person, (B) grant, create, incur or assume any security interest, mortgage, pledge, lien, charge, whether by way of specific or floating charge, or give other security on the undertaking and on the whole or any part of the property and assets of the Partnership (both present and future) and (C) execute and deliver all agreements, instruments, deeds and other documents relative to the foregoing;

(ix) provide guarantees, indemnities and other forms of assurance to third parties in respect of the indebtedness, liabilities or obligations of the Partnership or of any other Person;

(x) negotiate, execute and perform all agreements which require execution by or on behalf of the Partnership involving matters or transactions with respect to the Partnership Business, including exchange, swap, hedging and similar contents in respect of rates of exchange or currencies or interest rates;

(xi) invest funds of the Partnership in such investments as the General Partner considers reasonable and appropriate in the circumstances;

(xii) accept subscription for and issue additional Units as contemplated herein;

(xiii) submit to binding arbitration any matters pertaining to the assets, undertaking or Partnership Business;

(xiv) form any subsidiary for the purpose of making any investment or carrying on business related to the Partnership Business;

(xv) oversee the distribution of the assets of the Partnership after payment or satisfaction of the liabilities of the Partnership in accordance with this Agreement;

(xvi) enter into all agreements and do all such acts and things as are incidental to the foregoing and to exercise all powers which are necessary, useful or desirable to carry on the Partnership Business, make any decision and execute and deliver any instrument, deed, agreement or document which the General Partner may, in its discretion, determine appropriate, necessary or advisable in pursuing the Partnership Business;

(xvii) commence and defend any action or proceeding in connection with the Partnership;

(xviii) file all reports, returns and other filings under the Tax Act or otherwise;

(xix) retain such legal counsel, experts, advisors or consultants as the General Partner considers appropriate;

(xx) pay all costs and expenses of the Partnership;

(xxi) execute on behalf of the Partnership, any and all income tax elections and designations as the General Partner may deem appropriate; and

(xxii) do anything that is provided for in this Agreement or in furtherance of, incidental to, necessary or desirable in respect of the Partnership Business.

(c) Except with the approval by Extraordinary Resolution and the approval of board of directors of the General Partner, the General Partner shall not authorize:

(i) a sale, exchange or other disposition of all or substantially all of the assets of the Partnership (either in a single transaction or a series of transactions);

(ii) any merger, amalgamation, arrangement, reorganization, recapitalization, or similar transaction involving the Partnership; or

(iii) the winding-up, liquidation or dissolution of the Partnership prior to the end of the term;

except in each case in conjunction with, or pursuant to, or as part of, an internal reorganization of the Partnership.

(d) The General Partner may not authorize any material transactions or enter into material agreements or material commitments without the approval of the board of directors of the General Partner and for such purposes, a material transaction, material agreement or material commitment is one that, if undertaken by the General Partner, in its own capacity, would require the approval of the board of directors of the General Partner.

(e) Notwithstanding anything to the contrary contained in this Agreement, including Section 6.1(c) and 6.1(d), no person dealing with the Partnership shall be required to inquire into

the authority of the General Partner to take any action or to make any decision in the name of the Partnership.

6.2 Standard of Care

(a) The General Partner shall exercise its powers and discharge its duties and obligations under this Agreement honestly, in good faith, and in the best interests of the Limited Partners and the Partnership and shall, in discharging its duties, exercise the degree of care, diligence and skill that a reasonably prudent and qualified manager would exercise in similar circumstances.

(b) The General Partner will indemnify the Partnership for any losses, liabilities, expenses and damages incurred by the Partnership as a result of the General Partner's breach of the provisions of Section 6.2(a).

6.3 Delegation Permitted

The General Partner may grant or delegate to any Person, such authority and powers as the General Partner may, in its sole discretion, deem necessary or desirable to effect the actual administration of the duties of the General Partner or to conduct the operation of the Partnership Business. The General Partner may grant broad discretion to such Person to manage and administer the day-to-day operations of the Partnership Business, to act as agent for the Partnership, to execute documents on behalf of the Partnership, and to make executive decisions for and on behalf of the Partnership. The General Partner may enter into an agreement with such Person relating to such Person's scope of authority, compensation and any other matters deemed desirable by the General Partner.

6.4 Records of the Partnership

The General Partner shall maintain complete and adequate books and records of the Partnership Business. Subject to applicable laws (including the Tax Act), such books and records shall (until the expiry of one year following the termination of the Partnership) be kept available for inspection by any Partner or its duly authorized representatives (at the expense of such Partner) on not less than 48 hours notice to the General Partner (excluding Saturdays, Sundays, and statutory holidays in Alberta), during normal business hours at the principal office of the Partnership. Notwithstanding the foregoing, but subject to applicable law and Section 6.1, a Limited Partner shall not have access to or be provided with information with respect to the Partnership Business if such disclosure is prohibited by law or agreement.

6.5 Fiscal Year

The initial Fiscal Year of the Partnership shall end on December 31, 2006. Thereafter, each Fiscal Year shall, unless otherwise determined by the General Partner, shall commence on January 1 and shall end on the earlier of December 1 of that year or the date of dissolution or other termination of the Partnership.

6.6 Accountant and Auditors

Unless required by Ordinary Resolution, the General Partner shall not be required to appoint auditors of the Partnership to report to the Partnership with respect to the financial statements of the Partnership. The General Partner shall, however, retain a qualified chartered accountant to review the financial statements of the Partnership as at the end of, and for, each Fiscal Year.

6.7 Periodic Reporting by General Partner

The General Partner shall prepare, or cause to be prepared in accordance with GAAP, and transmit on a timely basis to each Partner, financial statements of the Partnership for each Fiscal Year which shall include a balance sheet, statements of income, Partners' equity, a statement of changes in capital changes in financial position and a report or allocations and distributions to Limited Partners together with all such information as may be necessary to enable the Partners to file all required Canadian federal and provincial income tax returns with respect to the income of the Partnership.

6.8 Accounting Policies

The General Partner may establish, from time to time, accounting policies with respect to the financial statements of the Partnership and may change, from time to time, any policy that has been so established provided that such policies are consistent with the provisions of this Agreement and with GAAP.

6.9 Registrar and Transfer Agent

The General Partner shall either act as Registrar and Transfer Agent for the Partnership or appoint a duly qualified and properly licensed trust or other company for such purpose and in such capacity the Registrar and Transfer Agent shall maintain and keep a Register of the names and addresses of the Limited Partners, the number of Units each Limited Partner holds and particulars of any assignment of Units. Upon request, a Limited Partner or his duly authorized representative shall be entitled to inspect, and at its expense receive a copy of, the Register.

6.10 Filings

The General Partner shall file or cause to be filed with the appropriate provincial authorities where it will carry on business any and all documents required to be filed by an extra-provincial limited partnership pursuant to the relevant provincial legislation, including, without limitation, a declaration, a power of attorney and any declaration of change required to be filed with respect to additional Limited Partners. All such documents required to be filed pursuant to the relevant provincial legislation will be available for inspection by the Limited Partners at the principal office of the Partnership.

6.11 Insurance

The General Partner will obtain and maintain on behalf of the Partnership insurance in such amounts and with such coverage as in the judgment of the General Partner may be necessary or advisable with respect to the Partnership Business.

6.12 Related Party Transactions

(a) Where goods or services are supplied to the Partnership by a Partner or any associate or Affiliate of a Partner or any of their respective directors or officers, if applicable, the cost of such goods or services to the Partnership shall not exceed the amount that would have been paid for such goods or services had they been provided by an arm's length party.

(b) The Partnership shall not sell any asset of the Partnership to a Partner, or any associate or Affiliate of a Partner, for an amount less than the fair market value of such asset, determined by the General Partner, acting reasonably.

6.13 Loans to General Partner

If the Partnership has any cash or other funds on hand not immediately required for investment or disbursement, the Partnership may lend any or all of such funds to the General Partner from time to time, on a non-interest basis, to be re-paid by the General Partner on demand by the Partnership.

ARTICLE VII
REIMBURSEMENT AND BORROWING COSTS

7.1 Reimbursement and Borrowing Costs

The General Partner is entitled to reimbursement by the Partnership of any advance by the General Partner to the Partnership on account of Partnership costs and expenses, together with interest thereon at the rate of interest and expense relative thereto at which such amounts are borrowed by the General Partner from its bankers, but such interest and expenses shall not exceed that which the Partnership could obtain from recognized financial establishments with respect to similar borrowings.

ARTICLE VIII
LIABILITY OF PARTNERS

8.1 Liability of General Partner

The General Partner has unlimited liability for the debts, liabilities and obligations of the Partnership.

8.2 Liability of Limited Partners

Subject to applicable laws, the liability of each Limited Partner for the debts, liabilities and obligations of the Partnership shall be limited to the aggregate of the amount of such Limited Partner's Capital Contribution, any additional amount the Limited Partner has agreed to contribute to the capital of the Partnership and such Limited Partner's share of the undistributed assets of the Partnership. A Limited Partner shall have no further liability for such debts, liabilities or obligations and shall not be liable for any further calls, assessments or contributions to the Partnership.

8.3 Prohibition From Participation in Management

No Limited Partner, in that capacity, shall take part in the management or control of the Partnership Business or transact any business for the Partnership nor may any Limited Partner, as such, have the power to sign for or bind the Partnership.

8.4 Maintenance of Limited Liability

The Partnership and the General Partner shall, to the greatest extent possible, endeavour to maintain the limited liability of the Limited Partners under applicable laws of the jurisdictions in which the Partnership carries on or is deemed to carry on business.

8.5 Negligent Acts

Each Partner shall be liable while it is a Partner or after it has ceased to be a Partner for any grossly negligent acts or omissions committed by it or those Persons directly under its control while it is or was a Partner of the Limited Partnership.

8.6 Admission of Negligent Acts

Each Partner covenants that it will not admit to having committed any negligent act or omission in the performance of its duties as a Partner nor settle or compromise any action brought against it with respect to such negligent act or omission without the prior written consent of the other Partners or its insurers.

8.7 General Partner Indemnity

The General Partner shall indemnify and hold harmless each Limited Partner (including former Limited Partners) from and against any and all actions, causes of action, claims, demands, liabilities, losses, damages, costs, judgments, fines, settlements, charges and expenses (including, without limitation, any legal fees and expenses on a full indemnity basis) which such Limited Partner may suffer, incur or be liable for, as a result of a loss of limited liability, other than a loss of limited liability caused by any act or omission of such Limited Partner or as contemplated by Section 8.3, provided that the foregoing indemnification shall be restricted, in respect of each Limited Partner, to the amount in excess of the aggregate of the amounts referred to in Section 8.2. The General Partner shall indemnify and hold harmless the Partnership from and against all costs incurred and damages suffered by the Partnership as a result of error, gross negligence or wilful misconduct by the General Partner or as a result of any act or omission by the General Partner not reasonably believed in good faith to be within the scope of authority conferred by this Agreement.

8.8 Partnership Indemnity of General Partner Directors and Officers

The Partnership agrees to and shall indemnify and hold harmless the directors and officers of the General Partner from and against any and all actions, causes of action, claims, demands, liabilities, losses, damages, costs, judgments, fines, settlements, charges and expenses (including, without limitation, any legal fees and expenses on a full indemnity basis) which they may suffer, incur or be liable for, as a result of, arising out of, relating to or connected with such director or officer acting as a director, officer or other representative on behalf of the Partnership, provided that such liabilities, losses, damages, costs, charges or expenses are not a result of the fraud, dishonesty, wilful neglect, wilful default, negligence, breach of trust or breach of duty of the General Partner.

8.9 Acknowledgment of Potential Loss of Limited Liability

The Limited Partners acknowledge that there is a possibility that Limited Partners may lose their limited liability to the extent that the principles of Canadian law recognizing the limitation of liability of Limited Partners have not been authoritatively established with respect to limited partnerships formed under the laws of one province but operating, owning property, or incurring obligations in another province.

ARTICLE IX
UNIT CERTIFICATES

9.1 Unit Certificate

The General Partner shall deliver to each Partner a Unit Certificate in such form as may be approved from time to time by the General Partner specifying the number of Units held by such Partner. Each Unit Certificate shall be signed manually by the General Partner or at least one officer or director of the General Partner, if applicable, or by or on behalf of the Registrar and Transfer Agent and any additional signatures may be printed or otherwise mechanically reproduced and, in such event, a Unit Certificate is as valid as if signed manually, notwithstanding that any person whose signature is so printed or mechanically reproduced shall have ceased to hold the office that such officer or director is stated on the Unit Certificate to hold. A Unit Certificate may be delivered to a Partner entitled thereto by being mailed by prepaid post addressed to the address of such Partners shown in the Register (or in the case of a Unit Certificate in the name of one or more persons, to the person whose name first appears on the Unit Certificate), and none of the Partnership, the General Partner nor the Registrar and Transfer Agent shall be liable for any loss occasioned to any Partner by reason that the Unit Certificate so posted is lost or stolen from the mails or is not delivered.

9.2 Lost Unit Certificate

Where a Partner claims that a Unit Certificate representing a Unit recorded in the name of such Partner has been defaced or apparently lost, destroyed or wrongly taken, the General Partner shall cause a new Unit Certificate to be issued in substitution for such Unit Certificate provided that such Partner:

(a) files with the General Partner or Registrar and Transfer Agent a form of proof of loss and, if required by the General Partner, an indemnity bond in a form and in an amount satisfactory to the General Partner to indemnify and hold harmless each of the Partnership, General Partner and Registrar and Transfer Agent from any costs, damages, liabilities or expenses suffered or incurred as a result of or arising out of issuing such new Unit Certificate; and

(b) satisfies such other requirements as are reasonably imposed by the General Partner or Registrar and Transfer Agent.

9.3 Registered Holders of Units

Where a Unit is subscribed for by or assigned to two or more persons, or a Unit Certificate is in the name of two or more persons:

(a) the name of each person shall be shown on the Unit Certificate in respect of the Unit;

(b) the Unit shall be presumed by the Partnership to be held jointly;

(c) the Unit Certificate shall be delivered to the person whose name appears first on the Register in respect of the Unit;

(d) amounts distributed by the Partnership in respect of the Unit may be sent to the person whose name appears first on the Register in respect of the Unit or to such one of them as the joint holders direct in writing, and any one of such persons may give effectual

receipts for any monies or assets distributed in respect of the Unit with the other of such persons having no further recourse against the Partnership; and

(e) any one of such persons may vote in respect of the Unit as if that person were solely entitled thereto, but if more than one of such persons is present or is represented at a meeting, the person whose name appears first on the Register in respect of the Unit shall alone be entitled to vote in respect thereof.

ARTICLE X
RESTRICTIONS ON TRANSFER

10.1 Transfer of Interest of General Partner

Except as otherwise provided herein, the General Partner may not sell, assign, transfer or otherwise dispose of its interest in the Partnership as general partner, other than to an Affiliate, without the prior approval of the Limited Partners given by Extraordinary Resolution. Any transfer requiring approval as provided herein that is transferred without such approval will not relieve such General Partner of the obligations of such General Partner set forth in this Agreement. Any transferee acquiring the approval required by the terms of this Agreement shall assume the obligations of the General Partner and any restrictions relating to transfers of interests or securities of the General Partner shall apply, with appropriate modifications, to such new General Partner.

10.2 Transfer of Units by Limited Partner

(a) At no time may Units or the beneficial ownership therein be transferred to non-residents of Canada (within the meaning of the Tax Act) or to a partnership that is not a "Canadian partnership" (within the meaning of the Tax Act) and such transfer shall be null and void and the transferor thereof shall be deemed, for all purposes, to be the registered and beneficial holder thereof. Subject to the foregoing, the General Partner shall have the right, in its sole and absolute discretion, to refuse any transfer of Units in whole or in part.

(b) A transferee of Units shall not be recognized as a Partner until such time as a Notice to Amend the Certificate is filed with the Registrar which shall, in any event, be no later than the last day of the calendar month following the month in which such transfer is effected and, upon such date, such transferee will automatically become bound and subject to this Agreement without execution of any further instrument, and, without limiting the generality of the foregoing, such transferee shall be deemed to make all of the representations and warranties, covenants and acknowledgements of a Partner pursuant to this Agreement and to grant the power of attorney provided for in Section 18.1 hereof.

(c) In the case of a transfer of less than all of the Units represented by a Unit Certificate (if a Unit Certificate has been issued), a new replacement Unit Certificate for the balance of the Units retained by the transferor also shall be issued.

(d) Neither the General Partner nor the Registrar and Transfer Agent, if any, shall be bound to see to the execution of any trust, express, implied or constructive, or of any charge, pledge or equity to which any of the Units or any interests therein are subject, to ascertain or inquire whether any sale or transfer of any such Units or interest therein by a Partner

or his personal representatives is authorized by such trust, charge, pledge or equity or to recognize any person having any interest therein except for the person recorded as such Partner. No transfer shall relieve the transferor from any obligations to the Partnership incurred prior to the transfer becoming effective. Any transfer of Units made in accordance with the provisions hereof shall be made without charge.

(e) Where a person becomes entitled to a Unit on the incapacity, death or bankruptcy of a Partner, or otherwise by operation of law, in addition to the requirements of Section 10.2 hereof, such entitlement will not be recognized or entered in the register evidencing ownership of the Units until that Person:

(i) has produced evidence satisfactory to the General Partner of such entitlement;

(ii) has acknowledged in writing that he is not a non-resident of Canada (within the meaning of the Tax Act) or, if a partnership, is a "Canadian Partnership" (within the meaning of the Tax Act); and

(iii) has acknowledged in writing that he is bound by the terms of this Agreement.

(f) A Partner may mortgage, pledge or hypothecate a Unit which has been fully paid for as security for a loan to or an obligation of such Partner; however, the General Partner is not obliged to recognize or acknowledge any such mortgage, pledge or hypothecation, and until and unless a Unit is transferred in accordance with this Article 10, only the registered holder of the Unit shall be recognized by the General Partner and all distributions shall be made to such registered holder.

10.3 Ongoing Obligation of Partner

No transfer of a Unit shall relieve the Partner of any obligation that has accrued or was incurred prior to the effective date of such transfer.

10.4 Assignees Who Are Not Substituted Partners

An assignee of a Unit or a person who has become entitled to a Unit by operation of law who has not complied with the provisions of this Agreement has no right to access or be provided with any information with respect to the Partnership Business and has only the rights accorded to such assignees pursuant to the Partnership Act.

ARTICLE XI
TERM

11.1 Term

The Partnership shall continue indefinitely unless terminated by the provisions of Article 12 hereof.

ARTICLE XII
DISSOLUTION AND TERMINATION

12.1 No Dissolution

Notwithstanding any rule of law to the contrary, the Partnership shall not be terminated and dissolved except in the manner provided in this Agreement. Without limiting the generality of the foregoing, other than as set out in Section 12.2, the Partnership shall not be terminated or dissolved by the admission of any new Partner or by the withdrawal, removal, retirement, death, mental incompetence, insolvency, bankruptcy, liquidation, dissolution, winding up or other disability of a Partner.

12.2 Events of Dissolution

The Partnership shall dissolve upon the occurrence of any of the following events:

(a) 120 days following the deemed resignation of the General Partner pursuant to Section 14.1 unless the Limited Partners have by Extraordinary Resolution appointed a new General Partner prior thereto;

(b) any event which makes it unlawful for the Partnership Business to be continued;

(c) the date that an Extraordinary Resolution of the Limited Partners, dissolving the Partnership becomes effective; or

(d) subject to Section 12.1, upon the occurrence of any event that under the laws of the Province of Alberta, causes the dissolution of a limited partnership.

12.3 Liquidating Trustee

Upon dissolution of the Partnership, the liquidating trustee (which will be the General Partner unless the General Partner is unable or unwilling to act, in which event the liquidating trustee shall be a General Partner or such other Person as may be selected by Ordinary Resolution) shall proceed diligently to wind up the affairs of the Partnership and distribute the assets of the Partnership in accordance with Section 12.4. Subject to Section 12.4, the liquidating trustee may manage, control and operate the business and affairs of the Partnership with all of the power and authority of the General Partner. The liquidating trustee shall be paid its reasonable fees and disbursements in carrying out its duties as such. Allocations and distributions shall continue to be made during the period of liquidation in the same manner as before dissolution. The liquidating trustee shall have full right and unlimited discretion to determine the time, manner and terms of any sale or sales of Partnership assets pursuant to such liquidation, having due regard to the activity and condition of the relevant market and general financial and economic conditions.

12.4 Distribution of Assets

The liquidating trustee shall settle the Partnership accounts as expeditiously as possible and, in the following order, shall:

(a) sell and liquidate sufficient assets of the Partnership to pay the liabilities of the Partnership (including any amounts payable to the General Partner);

(b) place in escrow a cash reserve fund for contingent liabilities, in an amount determined by the liquidating trustee to be appropriate for such reserve fund, to be held for such period as the liquidating trustee regards as reasonable and then to be distributed pursuant to this Section 12.4;

(c) distribute the remaining property and assets to the Partners in the manner contemplated in Sections 4.2(b), 4.3(c) and 4.4(c).

12.5 Type of Distributions

Distributions of assets and payments by the liquidating trustee on dissolution of the Partnership may be satisfied either by the liquidating trustee selling the assets of the Partnership and distributing the proceeds thereof, or by the liquidating trustee distributing assets of the Partnership *in specie* for the fair market value thereof.

12.6 Reports

Within a reasonable time following the completion of the liquidation of the Partnership's assets, the liquidating trustee shall forward or cause to be forwarded to each of the Partners a statement, with respect to the assets and liabilities of the Partnership as of the date of the completion of the liquidation, and each Partner's share of the distributions pursuant to Section 12.4.

12.7 No Other Right

Except as provided herein, no Limited Partner shall have the right to ask for the dissolution of the Partnership, for the winding-up of its affairs or for the distribution of its assets. No Partner shall have any right to demand or receive property, other than cash, upon dissolution of the Partnership.

12.8 Final Filing

Upon completion of the liquidation of the Partnership and the distribution of all Partnership assets, the Partnership shall terminate and the liquidating trustee shall execute and record a declaration of dissolution as well as any other documents required to affect the dissolution and termination of the Partnership.

ARTICLE XIII
REPRESENTATIONS

13.1 Representations of General Partner

The General Partner represents, warrants, covenants and agrees with each Limited Partner that the General Partner:

(a) is a corporation incorporated under the laws of Alberta and is validly subsisting under such laws;

(b) has and shall maintain the capacity and corporate authority necessary to act as a general partner of the Partnership and to perform its obligations under this Agreement, and that such obligations do not and will not conflict with or result in a breach of any of its

constating documents, by-laws or any agreement by which or to which it or any of its property is or may become bound or subject;

(c) will act fairly and in good faith toward the Limited Partners in the conduct of the Partnership Business;

(d) shall obtain and maintain in good standing the registrations necessary for the conduct of its present business and shall obtain (as and when required), hold and continue to maintain all registrations, licenses and permits necessary to carry on its business as the general partner of the Partnership in all jurisdictions where the activities of the Partnership require such licensing or other form of registration of the General Partner;

(e) will devote as much time as is reasonably necessary for the conduct and prudent management of the business and affairs of the Partnership; and

(f) is not and shall not become a "non-resident" of Canada within the meaning of the Tax Act.

13.2 Representations of Limited Partners

Each of the Limited Partners severally represents, warrants, covenants and agrees with the Partnership and each other Partner that such Limited Partner:

(a) if a corporation, is duly organized, incorporated, continued or recognized under the laws of the jurisdiction of its organization, incorporation, continuance or recognition, and is validly subsisting under such laws;

(b) has and shall maintain the capacity and, if applicable, corporate authority necessary to be a Limited Partner of the Partnership and to perform its obligations under this Agreement, and that such obligations do not and will not conflict with or result in a breach of any of its constating documents, by-laws or any agreement by which or to which it or any of its property is or may become bound or subject;

(c) is not relying upon, and has not received from any other person, any statement, representation or warranty as to the deductibility by such Limited Partner or by the Partnership of any costs, outlays or expenses made or incurred by such Limited Partner or by the Partnership in computing the income or taxable income of such Limited Partner or the Partnership for purposes of the Tax Act or the income tax legislation of any province, territory or other jurisdiction;

(d) has subscribed for Units as principal in furtherance of its normal business operations and shall provide the General Partner with such evidence regarding its ability to subscribe for Units without having received a prospectus therefor and without registration of such Units under applicable securities legislation as the General Partner may reasonably request;

(e) has made such investigations of the business carried on or proposed to be carried on by the Partnership as it has considered appropriate, has obtained such information with respect thereto as it has considered necessary, and has been, and will continue to be, solely responsible for making its own independent appraisal and assessment of the merits

and risks of entering into this Agreement without relying on any other Person in respect thereof;

(f) is not and shall not become a "non-resident" of Canada within the meaning of the Tax Act and if a partnership, is a "Canadian Partnership" within the meaning of the Tax Act; and

(g) shall not transfer its Units in whole or in part in a manner not permitted by this Agreement.

13.3 Survival of Representations

The representations contained in this Article shall survive execution and delivery of this Agreement and each party is obligated to ensure the continuing accuracy of each representation made by it, and ensure that each covenant made by it shall remain binding upon it, so long as such party remains a Limited Partner.

ARTICLE XIV
APPOINTMENT OF A SUBSTITUTE GENERAL PARTNER

14.1 Deemed Resignation of General Partner

The General Partner shall be deemed to resign as the General Partner of the Partnership in the event of:

(a) the dissolution of the General Partner;

(b) the bankruptcy, insolvency, dissolution, liquidation or winding-up of the General Partner (or the commencement of any act or proceeding in connection therewith which is not contested in good faith by the General Partner); or

(c) the appointment of a trustee, receiver or receiver and manager of the affairs of the General Partner, if a mortgagee or other encumbrancer shall take possession of all of the property or assets beneficially owned by the General Partner or a substantial part thereof, or levy or execution or any similar process shall be levied or enforced against all of the property or assets of the General Partner or a substantial part thereof, in all cases, unless waived by Extraordinary Resolution.

The General Partner shall, to the extent applicable, forthwith advise the Limited Partners by written notice of the occurrence of any event referred to in this Section 14.1.

14.2 Resignation

The General Partner may resign as the General Partner at any time on not less than 60 days written notice thereof to the Limited Partners, and in such event, the remaining General Partner, if there is no one, shall be the General Partner; provided that if the General Partner is, at such time, the only General Partner, the General Partner shall not withdraw if the effect thereof would be to dissolve the Partnership or constitute the Partnership a General Partnership, provided that if the Limited Partners shall not have designated a substitute General Partner within 30 days of the notice of resignation from the General Partner, the General Partner may, without any authorization from the Limited Partners, appoint a

substitute General Partner who, on the effective date of the resignation of the General Partner, shall become the General Partner hereunder.

14.3 Effective Date of Resignation or Deemed Resignation of General Partner

In the event of the resignation of the General Partner pursuant to Section 14.2 or the deemed resignation of the General Partner pursuant to Section 14.1, such General Partner shall cease to be the General Partner of the Partnership and such resignation or deemed resignation shall be effective upon the admission of a new General Partner to the Partnership (and the filing of an amendment to the Certificate to evidence such fact) or, in the event of there being another General Partner at such time, the expiration of 120 days from the date of the giving of the notice of resignation in the case of Section 14.2 or on the occurrence of the event referred to in Section 14.1, in the case of Section 14.1.

14.4 Consequences of Transfer

Upon the admission of a new General Partner:

(a) the new General Partner, if it is not already a General Partner, shall become a party to this Agreement by signing a counterpart hereof and agreeing to be bound by the terms of this Agreement and to assume the obligations, duties and liabilities of the departing General Partner hereunder as and from the date the new General Partner becomes a party to this Agreement;

(b) the new General Partner will purchase and the departing General Partner will sell its interest in the Partnership (excluding any Units held by the departing General Partner) at a purchase price of $100.00;

(c) the departing General Partner will do all things and take all steps to effectively transfer title to all Partnership assets, the records and management of the Partnership and the interest of the departing General Partner in the Partnership to the new General Partner; and

(d) the departing General Partner shall file all amendments to the Certificate and all other documents necessary to record the admission of the new General Partner or qualify or continue the Partnership as a limited partnership.

14.5 Indemnification

Upon the removal or resignation of the General Partner, the Partnership shall release and hold harmless, and the Limited Partners shall release, the General Partner, its officers, directors, shareholders and employees from any and all costs, damages, liabilities or expenses incurred by the General Partner (as a General Partner) or the Partnership in connection with the Partnership's business or otherwise as a result of or arising out of events occurring after such resignation or removal other than those caused by or derived from any act, omission or conduct of the General Partner occurring after such removal or resignation.

14.6 Continuity of Partnership

In the event of the removal, resignation or deemed resignation of the General Partner, the Partnership Business shall be continued by any new General Partner or remaining General Partner, as the case may be.

ARTICLE XV
MEETINGS

15.1 Consents Without Meeting

The General Partner may secure the consent or agreement of any Limited Partner to any matter requiring such a consent or agreement in writing and such consents or agreements in writing may be used in conjunction with votes given at a meeting of Limited Partners or without a meeting of Limited Partners to secure the necessary consent or agreement hereunder. Any Extraordinary Resolution or Ordinary Resolution where the requisite approval is obtained as aforesaid shall be as valid as if the resolution had been passed at a meeting of Limited Partners and shall be deemed to satisfy all of the requirements of this Agreement relating to meetings of Limited Partners.

15.2 Notice of Meeting

All notices of meetings of Limited Partners will be given to Limited Partners who are registered holders of Units as of the applicable Record Dates, at least 10 and not more than 60 days prior to the meeting. Such notice will specify the time and the place where the meeting is to be held and will specify, in reasonable detail, all matters which are to be the subject of a vote at such meeting and provide sufficient information to enable Limited Partners to make a reasoned judgment on all such matters. It will not be necessary for any such notice to set out the exact text of any resolution proposed to be passed at the meeting provided that the subject matter of any such resolution is fairly set out in the notice or schedule thereto.

15.3 Meetings

The General Partner may call such meetings of the Limited Partners as it considers appropriate and shall call a meeting upon receipt of a written request, stating the purpose for which the meeting is to be held from Limited Partners holding, in the aggregate, not less than 25% of the outstanding Units (excluding Units held by the General Partner). If the General Partner fails or neglects to call, within 15 days after receipt of such written request, a meeting to be held within 30 days after receipt of such written request then any Limited Partner may call the meeting. Meetings are to be held at the principal place of Partnership Business or such other place in the City of Calgary as the party calling the meeting may designate.

15.4 Chairman

The President of the General Partner or in his absence, any officer of the General Partner, shall be the chairman of all meetings. If no such person is present or all such persons refuse to act, those Limited Partners present in person or represented by proxy at the meeting shall choose, by Ordinary Resolution, some other person present to be chairman.

15.5 Quorum

Subject to the provisions of Section 15.6, a quorum at any meeting of the Limited Partners shall consist of not less than one person present in person and holding or representing by proxy at least 10% of the aggregate number of outstanding Units entitled to vote at the meeting.

15.6 Adjournment

If a quorum referred to in Section 15.5 is not present within 30 minutes from the time fixed for holding any such meeting, the meeting may be adjourned by the chairman of the meeting to a date not more than 10 days later at the same time and place. No notice of the adjourned meeting shall be required. At the adjourned meeting the Limited Partners present in person or represented by proxy shall form a quorum and may transact the business for which the meeting was originally convened notwithstanding that the number of Units held or represented by them may not be sufficient to constitute a quorum under Section 15.5.

15.7 Voting

Except as otherwise specified in this Agreement, on any question submitted to a meeting, each Limited Partner shall be entitled to one vote for each Unit held and questions shall be decided by Ordinary Resolution. The General Partner shall not be entitled to any voting rights at any meeting of the Limited Partners in their capacity as General Partner.

15.8 Record Date

Notwithstanding anything herein contained, only Limited Partners who are registered as such in the Register on the Record Date for the meeting shall have the right to attend in person or by proxy and to vote on all matters submitted to the meeting.

15.9 Proxies

A Limited Partner may attend any meeting of Limited Partners personally or may be represented thereat by proxy. Votes at meetings of the Limited Partners may be cast personally or by proxy and resolutions shall be passed by a show of hands or, at the request of any Limited Partner, by ballot. The instrument appointing a proxy shall be in writing under the hand of the appointor or his attorney duly authorized in writing, or, if the appointor is a corporation, under its seal or by an officer or attorney thereof duly authorized and shall be valid only if it refers to a specific meeting, and then only at the meeting or its adjournments. Any person may be appointed a proxy, whether or not he is a Limited Partner.

15.10 Validity

The chairman of the meeting shall determine the validity of all instruments of proxy to be used at such meeting.

15.11 Proxy Validity

A vote cast in accordance with the terms of an instrument of proxy shall be valid notwithstanding the previous death, incapacity, insolvency, bankruptcy or insanity of the Limited Partner giving the proxy or the revocation of the proxy, provided that no written notice of such death, incapacity, insolvency, bankruptcy, insanity or revocation shall have been received at the place of meeting prior to the time fixed for holding of the meeting.

15.12 Right to Attend

The General Partner, or if a General Partner is a corporation, the officers and directors of such General Partner, and counsel of the Partnership, shall have the right to attend at any meeting of Limited

Partners and to address any such meeting on the matters properly before it. Any counsel for or representative authorized in writing by a Limited Partner may attend at any meeting for or on behalf of such Limited Partner and may address the meeting on the matters properly before it.

15.13 Rules

To the extent that the rules and procedures for the conduct of a meeting of the Limited Partners are not prescribed in this Agreement, such rules and procedures shall be determined by Ordinary Resolution.

15.14 Loss of Vote

No Limited Partner who is in default in respect of payment of all or any portion of such Limited Partner's Capital Contribution shall be entitled to vote in respect of any Unit held by such Limited Partner and such Units shall not be considered to be outstanding for the purposes of determining whether the requisite approval has been obtained.

15.15 Waiver of Defaults

In addition to all other powers conferred on them by this Agreement, the Limited Partners may:

(a) by Extraordinary Resolution waive any default on the part of any General Partner on such terms as they may determine and release the General Partner from any claims in respect thereof; and

(b) by Ordinary Resolution require the General Partner on behalf of the Partnership to enforce any obligation or covenant on the part of any Limited Partner.

15.16 Minutes

Minutes and proceedings of every meeting of the Partners shall be made and recorded by the General Partner or such other person as may be appointed by the General Partner. Minutes, when signed by the chairman of the meeting, shall be prima facie evidence of the matters therein stated. Until the contrary is proved, every meeting in respect of which minutes have been made shall be deemed to have been duly held and convened and all proceedings referred to in the minutes shall be deemed to have been duly passed.

15.17 Binding Nature of Resolutions

Any Extraordinary Resolution or Ordinary Resolution shall be binding on all Limited Partners and their respective heirs, executors, administrators or other legal representatives, successors and assigns, whether or not such Limited Partner was present or represented by proxy at the meeting at which such resolution was passed and whether or not such Limited Partner voted against such resolution.

15.18 Powers Exercisable by Extraordinary Resolution

In addition to all of the powers conferred upon them under this Agreement, the Limited Partners by Extraordinary Resolution may:

(a) change the Fiscal Year end of the Partnership;

(b) approve the making of loans by the Partnership to the General Partner or guaranteeing the obligations of any directors or officers of any associate or affiliate of the General Partner;

(c) increase the amount of the General Partner's fees or distribution;

(d) approve the dissolution of the Partnership;

(e) approve the transfer by the General Partner of its interest in the Partnership as a General Partner, as contemplated by Section 10.1 hereof;

(f) approve a new General Partner as contemplated by Section 12.2(a) hereof;

(g) approve any amendment to this Agreement to the extent permitted pursuant to Section 16.2; and

(h) approve of such other matters that pursuant to the terms of this Agreement may be effected or require approval by Extraordinary Resolution.

ARTICLE XVI
AMENDMENTS

16.1 Amendments to Limited Partnership Agreement

This Agreement may be amended in writing on the initiative of the General Partner with the approval of the Limited Partners given by an Extraordinary Resolution, provided that no amendment may be made that would have the effect of:

(a) amending this Article 16 (unless all of the partners consent thereto);

(b) reducing a partner's share of the income or assets of the Partnership;

(c) reducing the interest in the Partnership of the partners (unless all of the partners consent thereto);

(d) changing in any manner any allocation for tax purposes;

(e) changing the liability of any limited partner;

(f) allowing any limited partner to exercise control over or management of the business of the Partnership;

(g) changing the right of a limited partner or the General Partner to vote at any meeting; or

(h) changing the Partnership from a limited partnership to a general partnership.

16.2 Amendments In Discretion of General Partner

The General Partner may, without prior notice to or consent from any limited partner of the Partnership, amend from time to time any provision of the Partnership Agreement if such amendment is:

(a) in the opinion of the General Partner, based on counsel's recommendation and opinion, for the protection or benefit of the limited partners or the Partnership or to cure an ambiguity or to correct or supplement any provision contained therein that may be defective or inconsistent with any other provision contained herein, and the amendment does not and will not, in the opinion of the General Partner, materially adversely affect the rights of any limited partner;

(b) for the purpose of reflecting the admission, substitution, withdrawal or removal of limited partners in accordance with the Partnership Agreement;

(c) a change that, in the sole discretion of the General Partner, is reasonable and necessary or appropriate to qualify or continue the qualification of the Partnership as a limited partnership in which the limited partners have limited liability under applicable legislation; or

(d) a change that, in the sole discretion of the General Partner, is reasonable and necessary or appropriate to enable limited partners to take advantage of, or not be detrimentally affected by, changes in the Tax Act or other taxation laws.

16.3 Notice to Limited Partners

Limited Partners shall be notified of the full details of any amendments to this Agreement within 30 days of the effective date of the amendment.

ARTICLE XVII
NOTICES

17.1 Addresses For Service

(a) Any notice or other written communications which must be given or sent under this Agreement shall be deemed to have been validly given or received the fifth day following its sending by first class mail to the address of the General Partner and the Limited Partners as follows: in the case of the General Partner, at the address specified in Section 2.3 or any other new address following a change of address in conformity with Section 17.1(b) below, and in the case of the Limited Partners to the postal address inscribed in the Register of the Limited Partners.

(b) A Limited Partner may, at any time, change such Limited Partner's address for the purposes of service by written notice to the General Partner or to such other person as is then the Registrar and Transfer Agent for the Partnership. The General Partner may change its address for the purposes of service by written notice to all the Limited Partners and to the Registrar and Transfer Agent, if any.

(c) In the event of any disruption, strike or interruption in the Canadian postal service after mailing and before receipt or deemed receipt of a document, it will be deemed to have been received on the sixth business day following full resumption of the Canadian postal service. If the party giving any notice or other written communication knows or ought reasonably to know of any difficulties with the postal system that might affect the delivery of mail, any such demand, notice or other communication may not be mailed but must be given by personal delivery or by telecopier or other electronic means of

communication or, in the case of communication to the Limited Partners, by publication once in the *Calgary Herald* or, if such publication is impracticable, by publication once in any newspaper(s) published in the English language having general circulation in Calgary and Toronto.

(d) Notices may also be validly given by way of telecopier or other electronic means of communication or hand deliveries whereupon they shall be deemed to have been received on the date of their transmittal (if on a business day during normal business hours of the recipient and, if not, on the next business day) or on the date of delivery as the case may be.

(e) An accidental omission in the giving of, or failure to give, a notice required by this Agreement will not invalidate or affect in any way the legality of any meeting or other proceedings in respect of which such notice was or was intended to be given.

ARTICLE XVIII
POWER OF ATTORNEY

18.1 Power of Attorney

Each Limited Partner hereby grants to the General Partner, its successors and assigns, a power of attorney constituting the General Partner, with full power of substitution, as the Limited Partner's true and lawful attorney and agent, with full power and authority, in the Limited Partner's name, place and stead to execute, under seal or otherwise, swear to, acknowledge, deliver, and record or file, as the case may be, as and where required:

(a) this Agreement, any amendment to this Agreement, the Certificate, any amendment to the Certificate or any other certificate or instrument which the General Partner deems necessary or appropriate to qualify, continue the qualification of, or keep in good standing, the Partnership in, or otherwise comply with the laws of, the Province of Alberta or any other jurisdiction wherein the Partnership may carry on or be deemed to carry on business, or the General Partner may deem it prudent to register the Partnership, in order to maintain the limited liability of the Limited Partners or to comply with applicable laws;

(b) any certificate or other instrument which the General Partner deems necessary or appropriate to reflect any amendment, change or modification of the Partnership in accordance with the terms of this Agreement;

(c) any certificate or other instrument which the General Partner deems necessary or appropriate to comply with the laws of Canada or any political subdivision of Canada;

(d) any conveyance or other instrument which the General Partner deems necessary or appropriate to reflect or in connection with the dissolution or termination of the Partnership pursuant to the terms of this Agreement;

(e) any instrument required in connection with any election, designation or determination relating to the Partnership under the Tax Act or other fiscal legislation;

(f) any documents which the General Partner deems necessary or appropriate to be filed in connection with the business, assets or undertaking of the Partnership or this Agreement;

(g) any document required to be filed with any governmental body, agency or authority in connection with the business, assets or undertaking of the Partnership or this Agreement;

(h) any application for any grant, incentive or credit under any federal or provincial program with respect to any activity of the Partnership;

(i) any transfer forms or other certificate or instrument on behalf of or in the name of whomsoever as may be necessary to effect the transfer of any Unit in accordance with the terms of this Agreement; and

(j) any other document or instrument on behalf of and in the name of the Partnership or the Limited Partner as may be required to give effect to this Agreement.

The power of attorney granted hereby is irrevocable, is a power coupled with an interest, shall survive the assignment by the Limited Partner of the whole or any part of the interest of the Limited Partner in the Partnership and shall survive the death, bankruptcy or incapacity of the Limited Partner and shall extend to bind the heirs, executors, administrators, personal representatives, successors and assigns of the Limited Partner. Each Limited Partner agrees to be bound by any representation or action made or taken by the General Partner pursuant to this power of attorney and hereby waives any and all defences that may be available to contest, negate or disaffirm any action of the General Partner taken in good faith under this power of attorney.

ARTICLE XIX
MISCELLANEOUS

19.1 Governing Law

The General Partner and the Limited Partners agree that this Agreement and all documents relating thereto, which by common accord have been or will be drafted in English, shall be governed by and construed in accordance with the laws of the Province of Alberta and the laws of Canada applicable therein.

19.2 Counterpart Signatures

This Agreement may be executed in as many counterparts as are deemed necessary by the General Partner, and when so executed, each such counterpart is as valid and binding on all parties hereto as every other such counterpart.

19.3 Provisions Severable

Each provision of this Agreement is intended to be severable. If any provision of this Agreement, or the application of such provision to any person or circumstance, shall be held illegal or invalid, the remainder of this Agreement, or the application of such provision to any person or circumstance other than those to which it is held illegal or invalid, shall not be affected thereby.

19.4 Further Assurances

Each party hereto agrees to do all such things and take all such actions as may be necessary to give full force and effect to the matters contemplated by this Agreement.

19.5 Time

Time shall be of the essence hereof.

19.6 Limited Partner not a General Partner

If any provision of this Agreement has the effect of imposing or subjecting any Limited Partner to any debts, liabilities or obligations in excess of those amounts referred to in Section 8.2, or otherwise results in the Limited Partner becoming a general partner, such provision shall be of no force or effect.

19.7 Successors and Assigns

This Agreement shall enure to the benefit of and be binding upon the parties hereto and their respective heirs, executors, administrators and other legal representatives and, to the extent permitted hereunder, their successors and assigns.

IN WITNESS WHEREOF the parties hereto have executed this Agreement as of the day and year first above written.

PETROWEST ENERGY SERVICES GENERAL PARTNER LTD.

Per: *"Ken Drysdale"*

PETROWEST BUSINESS TRUST, by its trustee, Petrowest Energy Services Trustee Ltd.

Per: *"Ken Drysdale"*

PETROWEST SERVICES LTD.

Per: *"Ken Drysdale"*

SCHEDULE A

UNIT CERTIFICATE

UNIT CERTIFICATE NO. [A-•/B-•/C-•]

• **[Class A GP Units/Class B Common LP Units/Class C Preferred LP Units]** UNITS

PETROWEST CONSTRUCTION LP
(a limited partnership formed under the laws of the Province of Alberta)

This is to certify that ______________________________ is the registered holder of the above-stated number of _______________ units (the "**Units**") in PETROWEST CONSTRUCTION LP (the "**Partnership**").

The rights of a holder of Units are governed by an agreement made as of August 29, 2006, with respect to the Partnership, as amended or supplemented thereafter (the "**Partnership Agreement**"). *[The liability of the holder of this Certificate is limited. Limited Partners may lose the protection of limited liability by taking part in the control of the Partnership Business or may be liable to third parties as a result of false statements in the public filings made pursuant to the Partnership Act (Alberta) and applicable legislation of the Canadian provinces and territories other than the Province of Alberta. There is also a possibility for unlimited liability to the extent that the principles of Canadian law recognizing the limitation of liability of limited partners have not been authoritatively established with respect to limited partnerships formed under the laws of one province but operating, owning property or incurring obligations in another province.]* (LP Certificate only)

The Units are transferable in accordance with the terms of the Partnership Agreement.

Capitalized terms herein shall have the meanings ascribed to them in the Partnership Agreement.

IN WITNESS WHEREOF, Petrowest Energy Services General Partner Ltd., the General Partner of the Partnership, has caused this Certificate to be signed by its duly authorized officer.

DATED: •.

PETROWEST CONSTRUCTION LP,
by its General Partner,
Petrowest Energy Services General Partner Ltd.

Per: ______________________________
[Name]
[Title]

SCHEDULE B

BUSINESS OF THE PARTNERSHIP

The character of the business of the Partnership shall consist of, directly or indirectly: (i) acquiring and managing the assets of Wales Contractors Ltd., 310423 Alberta Ltd., Roy Larson Construction Ltd., Gordon Bros. Construction Ltd. and 332691 Alberta Ltd. and such other assets as the general partner sees fit; (ii) providing earth moving, reclamation, commercial projects and other lease construction services to customers, and providing any related services to customers, and all activities related thereto, including the acquisition of assets or companies necessary or desireable in connection therewith; (iii) acquiring or investing in the securities of any other entity, including, without limitation, bodies corporate, partnerships or trusts and borrowing funds or otherwise obtaining credit for that purpose; (iv) making loans or other advances to any affiliate or subsidiary of the Partnership; (v) disposing of any part of the monies, properties and other assets of the Partnership, including, without limitation, any securities of the Partnership; (vi) temporarily holding cash and investments for the purposes of paying the expenses and the liabilities of the Partnership, paying amounts payable by the Partnership in connection with the redemption of any partnership interests of the Partnership, and making distributions to partners of the Partnership; (vii) paying costs, fees and expenses associated with the foregoing purposes or incidental thereto; and (viii) engaging in such other activities incidental or ancillary to any of the foregoing and such other activities as the general partner of the Partnership deems advisable or necessary from time to time.



NOTE INDENTURE

PETROWEST ENERGY SERVICES BUSINESS TRUST

AND

VALIANT TRUST COMPANY

Unsecured Series 1 Notes, Series 2 Notes and Series 3 Notes of Petrowest Energy Services Business Trust

August 29, 2006

TABLE OF CONTENTS

PETROWEST ENERGY SERVICES BUSINESS TRUST

THIS INDENTURE is made as of the 28th day of August, 2006.

BETWEEN:

> **PETROWEST ENERGY SERVICES BUSINESS TRUST**, an unincorporated, open-ended, limited purpose mutual fund trust established under and governed by the laws of the Province of Alberta pursuant to a deed of trust dated August 29, 2006 ("**Business Trust**")

AND:

> **VALIANT TRUST COMPANY**, a trust company existing under the laws of the Province of Alberta, having an office in the City of Calgary in the Province of Alberta (the "**Trustee**")

WHEREAS:

A. Business Trust is authorized to create and issue the Notes as herein provided;

B. the Business Trustee has duly authorized the execution of this Indenture and the creation and issue of the Notes proposed to be issued hereunder;

C. all necessary proceedings have been taken and conditions complied with to make the creation and issue of Notes hereunder and this Indenture legal, valid and binding on Business Trust in accordance with the laws relating to Business Trust; and

D. the Trustee has full power and authority to execute this Indenture and to accept and execute the rights, powers, duties, obligations and responsibilities and any trusts herein imposed upon it.

NOW THEREFORE, in consideration of the premises and mutual covenants and agreements contained in this Indenture, the parties hereto hereby agree and declare as follows:

ARTICLE 1
INTERPRETATION

1.1 Definitions

In this Indenture including the recitals hereto and the Notes, unless the context otherwise requires, the following terms have the following meanings:

(a) "**affiliate**" has the meaning attributed thereto under the *Securities Act* (Alberta), as amended from time to time;

(b) "**associate**" has the meaning attributed thereto in the *Securities Act* (Alberta), as amended from time to time;

(c) "**Bankruptcy Act**" has the meaning attributed thereto in subsection 6.1(d);

(d) "**Business Day**" means a day, other than a Saturday, Sunday, or statutory holiday, when banks are generally open in Calgary, Alberta for the transaction of banking business;

(e) "**Business Deed of Trust**" means the deed of trust dated August 29, 2006 pursuant to which Business Trust was established, as the same may be amended, supplemented or restated from time to time;

(f) "**Business Trust**" means Petrowest Energy Services Business Trust, an unincorporated, open-ended, limited purpose mutual fund trust established under and governed by the laws of the Province of Alberta pursuant to the Business Deed of Trust;

(g) "**Business Trustee**" means the trustee of Business Trust appointed in accordance with the Business Deed of Trust and, as at the date hereof, is Petrowest Energy Services Trustee Ltd.;

(h) "**Business Unit**" means a trust unit of Business Trust representing an equal undivided beneficial interest in Business Trust;

(i) "**Closing**" means the completion of the issue and sale of Units by the Trust pursuant to the Offering;

(j) "**Counsel**" means a barrister or solicitor or firm of barristers and solicitors or other lawyers in an appropriate jurisdiction retained by or on behalf of the Trustee or retained by or on behalf of Business Trust and acceptable to the Trustee;

(k) "**Deed of Trust**" means the deed of trust dated July 6, 2006 pursuant to which the Trust was established, as the same may be amended, supplemented or restated from time to time;

(l) "**Event of Default**" has the meaning attributed thereto in section 6.1;

(m) "**GAAP**" means at any time accounting principles generally accepted in Canada, including those set out in the Handbook of the Canadian Institute of Chartered Accountants, applied on a consistent basis;

(n) "**Governmental Authority**" means (i) any nation, province, state, county, city, or other jurisdiction, (ii) any federal, provincial, state, local, municipal, foreign or other government, (iii) any governmental or quasi-governmental authority of any nature (including any agency, branch, department, board, commission, court, tribunal or other entity exercising governmental or quasi-governmental power), (iv) any body exercising, or entitled or purporting to exercise, any administrative, executive, judicial, legislative, regulatory or taxing authority or power, or (v) any official of any of the foregoing;

(o) "**Indebtedness**" means any indebtedness, liability or obligation;

(p) "**Indenture**" means this Note Indenture and includes all instruments supplementary as ancillary hereto;

(q) "**Interest Payment Date**" means:

(i) the 10th day of the month immediately following the last day of each Interest Period on which Notes are outstanding; and

(ii) the Maturity Date,

provided that, if any Note is totally or partially redeemed at any time prior to the Maturity Date, then the date upon which such total or partial redemption occurs is an Interest Payment Date for the Interest Period during which such total or partial redemption occurs;

(r) **"Interest Period"** means, in respect of any Note, the period beginning on and including the date of issuance thereof and ending on and including the last day of the month in which the date of issuance occurs, and thereafter means each successive period beginning on and including the first day of each month and ending on and including the last day of such month, provided that, if any Note is partially or totally redeemed at any time prior to the last day of such month or the Maturity Date occurs prior to the last day of such month, then the period beginning on and including the first day of such month and ending on and including the date such partial or total redemption or the Maturity Date occurs is an Interest Period;

(s) **"Liabilities"** has the meaning attributed thereto in Section 11.8;

(t) **"Lien"** means, in respect of any property or asset, any encumbrance or title defect of whatever kind or nature, regardless of form, whether or not registered or registrable and whether or not consensual or arising by law (statutory or otherwise), including any mortgage, lien, charge, pledge or security interest, whether fixed or floating, or any assignment, lease, option, right of pre-emption, privilege, easement, servitude, right of way, restrictive covenant, right of use or any other right or claim of any kind or nature whatever which affects ownership or possession of, or title to, or any interest in, or the right to use or occupy such property or asset;

(u) **"Maturity Date"** means (i) with respect to the Series 1 Notes, the date on which the Series 1 Notes are to mature pursuant to subsection 2.2(e); (ii) with respect to each Series 2 Note issued hereunder, the date on which such Series 2 Note matures as specified in subsection 2.3(e); and (iii) with respect to each Series 3 Note issued hereunder, the date on which such Series 3 Note matures as specified in subsection 2.4(e);

(v) **"Noteholder(s)"** or **"Holder(s)"** means the registered holder(s) of Notes;

(w) **"Noteholders' Request"** means an instrument, signed in one or more counterparts by the Holders of at least 50% in the aggregate principal amount of Notes of all series then outstanding, requesting the Trustee to take some action or proceeding specified therein;

(x) **"Notes"** means, collectively, the Series 1 Notes, the Series 2 Notes and the Series 3 Notes or, if the context specifically permits no other interpretation, the Notes of only one or two series;

(y) **"Offering"** means the initial public offering of Units pursuant to a final prospectus of the Trust dated August 28, 2006;

(z) **"Officer's Certificate"** means a certificate signed in the name of Business Trust by an authorized signatory of Business Trustee or any officer of Business Trust;

(aa) **"Partnerships"** means Construction LP, Petrowest Transportation LP, Petrowest Civil Services LP and Petrowest Services Rentals LP, limited partnerships established under the laws of the Province of Alberta pursuant to certificates of limited partnership filed on August 18, 2006;

(bb) **"Person"** means any individual, company, corporation, limited partnership, general partnership, firm, joint venture, syndicate, trust, joint stock company, limited liability corporation, association, bank, pension fund, business trust, Governmental Authority or other entity or organization, whether or not recognized as a legal entity;

(cc) **"Proceeding"** has the meaning attributed thereto in Section 4.2;

(dd) **"Redemption Amount"** has the meaning attributed thereto in Section 3.1;

(ee) **"Redemption Date"** means, with respect to any Note to be redeemed or retracted hereunder, the date specified for the redemption of such Note in the Redemption Notice or the Retraction Notice, respectively;

(ff) **"Redemption Notice"** has the meaning attributed thereto in Section 3.3;

(gg) **"Representatives"** has the meaning attributed thereto in Section 11.8;

(hh) **"Retraction Amount"** has the meaning attributed thereto in Section 3.10;

(ii) **"Retraction Notice"** has the meaning attributed thereto in Section 3.11;

(jj) **"Senior Indebtedness"** shall mean all Indebtedness of Business Trust which, by the terms of the instrument creating or evidencing the same, is expressed to rank in right of payment in priority to the Indebtedness evidenced by this Indenture;

(kk) **"Series 1 Notes"** means the series 1 notes of Business Trust to be issued hereunder to the Trust at Closing or from time to time thereafter, the attributes of which are set forth in Section 2.2;

(ll) **"Series 2 Notes"** means the series 2 notes of Business Trust issuable hereunder to the Trust from time to time, the attributes of which are set forth in Section 2.3;

(mm) **"Series 3 Notes"** means the series 3 notes of Business Trust issuable hereunder, the attributes of which are set forth in Section 2.4;

(nn) **"Special Resolution"** has the meaning attributed thereto in Section 9.14;

(oo) **"subsidiary"** has the meaning attributed thereto in the *Securities Act* (Alberta), as amended from time to time, and includes, with respect to any person, any other person controlled, directly or indirectly, by such person;

(pp) **"Successor"** has the meaning attributed thereto in Section 8.1;

(qq) **"Tax Act"** has the meaning attributed thereto in Section 12.7;

(rr) **"Trust"** means Petrowest Energy Services Trust, an unincorporated, open-ended limited purpose mutual fund trust established under the laws of the Province of Alberta pursuant to the Deed of Trust;

(ss) **"Trustee"** means the trustee appointed under this Indenture and its successors, and, as of the date hereof, is Valiant Trust Company;

(tt) "**Unit**" means a trust unit of the Trust representing an equal undivided beneficial interest in the Trust; and

(uu) "**Written Order**" or "**Written Request**" means a written order or request, respectively, signed in the name of Business Trust by an authorized signatory of the Business Trustee.

1.2 Expanded Meanings

In this Indenture, unless there is something in the subject matter or context inconsistent therewith:

(a) words used herein importing the singular number include the plural and vice versa, and words importing any gender include all genders;

(b) references herein to any agreement or instrument, including this Indenture, are deemed to be references to the agreement or instrument as amended, modified, supplemented, replaced or restated from time to time, and any specific references herein to any legislation or enactment are deemed to be references to such legislation or enactment as the same may be amended or replaced from time to time, unless expressly stated otherwise;

(c) unless expressly modified by the words "only" or "solely", the words "include", "includes" or "including", when following any general term or statement, are not to be construed as limiting the general term or statement to the specific items or matters set forth or to similar items or matters, but rather are to be construed as meaning "include(s) without limitation" or "including without limitation" (as the context requires) and permitting such general term or statement to refer to all other items or matters that could reasonably fall within its broadest possible scope;

(d) a reference to time or date is to the local time or date in Calgary, Alberta, unless specifically indicated otherwise; and

(e) a reference to "approval", "authorization", "consent", "designation" or "notice" means written approval, authorization, consent, designation or notice, as the case may be, unless specifically indicated otherwise.

1.3 Currency

In the absence of a specific designation of any currency, any dollar amounts referenced in this Indenture and in the Notes are deemed to refer to lawful currency of Canada. All payments contemplated herein and in the Notes are to be paid in Canadian funds, by wire transfer, bank draft or cheque.

1.4 Headings for Reference Only

The division of this Indenture into Articles and Sections, the provision of a Table of Contents and the insertion of headings are for convenience of reference only and do not affect the construction or interpretation of this Indenture. References to "**this Indenture**", "**hereto**", "**herein**", "**hereof**", "**hereby**", "**hereunder**" and similar expressions refer to this instrument and not to any particular Article, Section or portion hereof, and include any and every instrument supplemental or ancillary hereto, including the Notes.

1.5 Time

(a) Time is of the essence in this Indenture and the Notes.

(b) Notwithstanding Section 1.5(a), if any day on which any amount is to be determined or any action is required to be taken hereunder or under the Notes is not a Business Day, then such amount shall be determined or such action shall be required to be taken on or before the requisite time on the next succeeding day that is a Business Day.

1.6 Governing Law

This Indenture and the outstanding Notes are to be interpreted and governed by, and construed in accordance with, the laws of the Province of Alberta and the federal laws of Canada applicable therein and are to be treated in all respects as Alberta contracts. Any and all disputes arising under this Indenture and the Notes, whether as to interpretation, performance or otherwise, are subject to the exclusive jurisdiction of the courts of the Province of Alberta. The parties hereto and the Noteholders hereby irrevocably submit and attorn to the jurisdiction of the Courts of the Province of Alberta.

1.7 Accounting Principles

All accounting terms not specifically defined in this Indenture and the Notes are to be interpreted in accordance with GAAP. Where the character or amount of any asset or liability or item of revenue or expense or amount of equity is required to be determined, or any consolidation or other accounting computation is required to be made, for the purpose of this Indenture and the Notes, such determination or calculation is to be made in accordance with GAAP, to the extent applicable and except as otherwise specified herein or as otherwise determined by the Trustee.

1.8 Meaning of "outstanding" for Certain Purposes

Every Note is deemed to be outstanding until it has been cancelled or delivered to the Trustee for cancellation, or until moneys for the payment thereof are set aside in accordance with Article 7, or until it has become void pursuant to Section 2.7. If a new Note has been issued in substitution for a Note which has been lost, stolen or destroyed, only one of such Notes is counted for all purposes, including, without limitation, the purpose of determining the aggregate principal amount of Notes outstanding. Notes owned, directly or indirectly, legally or beneficially by Business Trust or any affiliate of Business Trust (other than the Trust) are to be disregarded for the purpose of any provision of this Indenture entitling Holders of outstanding Notes to vote, constitute a quorum for the purpose of voting, sign consents, requisitions or other instruments or take any other action under this Indenture, except that (a) for the purpose of determining whether the Trustee is protected in relying on any vote, constitution of a quorum, consent, requisition or other action, only those Notes which the Trustee knows are so owned are to be disregarded, and (b) Notes so owned which have been pledged in good faith other than to Business Trust or any affiliate of Business Trust (other than the Trust) are not to be so disregarded if the pledgee establishes to the satisfaction of the Trustee the pledgee's right to vote such Notes in his or her discretion, free from the control of Business Trust or any affiliate of Business Trust (other than the Trust).

1.9 Per Annum Calculations

Unless otherwise stated, whenever in this Indenture reference is made to a rate "per annum" or a similar expression is used, such rate is to be calculated on the basis of a calendar year of 365 days or 366 days, as the case may be.

1.10 Interest Calculation

Interest payable on any Interest Payment Date is deemed to have accrued from day to day for the number of days comprised in the Interest Period to which such Interest Payment Date relates.

ARTICLE 2
THE NOTES

2.1 Notes Issuable in Series

The Notes shall be issued in series. The terms of the Series 1 Notes, Series 2 Notes and Series 3 Notes are set forth in Sections 2.2, 2.3 and 2.4, respectively. No additional series of Notes are authorized to be created or issued hereunder.

2.2 Designation, Terms and Form of Series 1 Notes

The Series 1 Notes authorized to be issued under this Indenture shall:

(a) consist of an unlimited aggregate principal amount thereof;

(b) be issuable at any time and from time to time exclusively to the Trust;

(c) be designated "Unsecured Series 1 Notes";

(d) bear the date on which each Series 1 Note is issued;

(e) with respect to each such Series 1 Note, mature on a date that is 10 years from the date of issuance of such Series 1 Note;

(f) bear interest from and including the issue date of each such Note at a rate equal to the prime lending rate of interest established by • from time to time plus •% per annum (after as well as before maturity, default and judgment with interest on overdue interest at such rate), payable in monthly instalments in arrears on each Interest Payment Date;

(g) be issuable in denominations of at least $1 and integral multiples of $1 thereafter;

(h) be issuable in Canadian currency;

(i) be unsecured and subordinated obligations of Business Trust;

(j) be issued substantially in the form set out in Schedule A hereto with such appropriate insertions, deletions, substitutions and variations as may be required or permitted by the terms of this Indenture, as may be required to comply with any law or the rules of any securities exchange or as may be not inconsistent with the terms hereof and as the authorized signatories of the Business Trustee executing any Series 1 Notes may deem necessary or desirable, in their sole discretion;

(k) bear such distinguishing letters and numbers as the Trustee may approve;

(l) be redeemable as provided in Article 3; and

(m) be payable on demand.

2.3 Designation, Terms and Form of Series 2 Notes

The Series 2 Notes authorized to be issued under this Indenture shall:

(a) consist of an unlimited aggregate principal amount thereof;

(b) be issuable at any time and from time to time exclusively to holders of Series 1 Notes in full or partial payment of the redemption price of such Series 1 Notes for an aggregate principal amount on each such issuance equal to the aggregate redemption price paid;

(c) be designated "Unsecured Series 2 Notes";

(d) bear the date on which such Series 2 Note is issued;

(e) with respect to each such Series 2 Note, mature on a date determined at the time of issuance by the Business Trustee but not to be later than the first anniversary of the issuance of such Series 2 Note;

(f) bear interest from and including the issue date of each such Note at a market rate of interest per annum determined at the time of issuance by the Business Trustee (after as well as before maturity, default and judgment, with interest on overdue interest at such rate), payable in monthly instalments in arrears on each Interest Payment Date;

(g) be issuable in denominations of at least $1 and integral multiples of $1 thereafter;

(h) be issuable in Canadian currency;

(i) be unsecured and subordinated obligations of Business Trust;

(j) be issued substantially in the form set out in Schedule B hereto with such appropriate insertions, deletions, substitutions and variations as may be required or permitted by the terms of this Indenture, as may be required to comply with any law or the rules of any securities exchange or as may be not inconsistent with the terms hereof and as the authorized signatories of the Business Trustee executing any Series 2 Notes may deem necessary or desirable, in their sole discretion;

(k) bear such distinguishing letters and numbers as the Trustee may approve; and

(l) be redeemable as provided in Article 3.

2.4 <u>Designation, Terms and Form of Series 3 Notes</u>

The Series 3 Notes authorized to be issued under this Indenture shall:

(a) consist of an unlimited aggregate principal amount thereof;

(b) be issuable at any time and from time to time exclusively to holders of Series 1 Notes in full or partial payment of the redemption price of such Series 1 Notes for an aggregate principal amount on each such issuance equal to the aggregate redemption price payable;

(c) be designated "Unsecured Series 3 Notes";

(d) bear the date on which such Series 3 Note is issued;

(e) with respect to each such Series 3 Note, mature on the same date as the Series 1 Notes;

(f) bear interest from and including the issue date of each such Note at a market rate of interest per annum determined at the time of issuance by the Business Trustee (after as well as before

maturity, default and judgment, with interest on overdue interest at such rate), payable in monthly instalments in arrears on each Interest Payment Date;

(g) be issuable in denominations of at least $1 and integral multiples of $1 thereafter;

(h) be issuable in Canadian currency;

(i) be unsecured and subordinated obligations of Business Trust;

(j) be issued substantially in the form set out in Schedule C hereto with such appropriate insertions, deletions, substitutions and variations as may be required or permitted by the terms of this Indenture, as may be required to comply with any law or the rules of any securities exchange or as may be not inconsistent with the terms hereof and as the authorized signatories of the Business Trustee executing any Series 3 Notes may deem necessary or desirable, in their sole discretion;

(k) bear such distinguishing letters and numbers as the Trustee may approve; and

(l) be redeemable as provided in Article 3.

2.5 Payment of Principal

The principal of each Note is payable on the Maturity Date of such Note in lawful money of Canada against the surrender of such Note by the Holder thereof at any of the places at which a register (including any branch register) is maintained pursuant to Section 2.14, unless such Notes are redeemed prior to their Maturity Date in accordance with Article 3. Business Trust shall deposit with the Trustee by way of wire transfer of funds, certified cheque or bank draft, at least one Business Day prior to the Maturity Date, such sums as are sufficient to pay the principal of each Note due on that Maturity Date plus all accrued and unpaid interest on such principal amount (less any tax required to be deducted, if any).

2.6 Interest

(a) Each Note issued hereunder, whether issued originally or in exchange for another Note, bears interest in respect of each Interest Period payable on or before each Interest Payment Date. Interest on the Notes shall be paid to the Noteholders on each Interest Payment Date in accordance with Section 2.15.

(b) Wherever in this Indenture the payment of interest is referred to, such reference is deemed to include the payment of interest on amounts in default to the extent that, in such context, such interest is, was or would be payable, and express mention of interest on amounts in default in any provisions hereof is not to be construed as excluding such interest in those provisions hereof where such express mention is not made.

2.7 Prescription

The right of a Noteholder to exercise his or her rights under this Indenture with respect to a Note becomes void unless the Note is presented for payment within a period of five years after the Maturity Date thereof. Business Trust is hereby deemed to have satisfied its obligations under each Note upon remittance to the Trustee for the account of the Holder of such Note upon redemption or at the Maturity Date thereof of any and all considerations due hereunder in cash with respect to such Note, subject to and in accordance with the provisions of this Indenture. Such remittance is, for all purposes, deemed payment

to the Noteholder, and to such extent such Note is thereafter not considered as outstanding and the Noteholder has no right with respect to such Note, except to receive payment out of the moneys so paid and deposited upon surrender of the Note.

2.8 Reservation and Issuance of Series 1 Notes

Business Trust will forthwith execute (in accordance with Section 2.12) Series 1 Notes to be issued upon Closing and, immediately after such execution, Business Trust shall deliver the executed Series 1 Notes to the Trustee. In addition, Series 1 Notes are hereby reserved by Business Trust to be issued exclusively to the Trust upon a subscription for Series 1 Notes by the Trust.

To validly represent Notes issued thereunder, such Series 1 Notes must be certified by the Trustee (in accordance with Section 2.13) and delivered by the Trustee to or to the order of Business Trust. The Trustee will so certify and deliver Series 1 Notes upon receipt by the Trustee of the following:

(a) a Written Order for the certification and delivery of such Series 1 Notes;

(b) if required by the Trustee, an opinion of Counsel in favour of the Trustee to the effect that all legal requirements provided herein in connection with Business Trust and the issue of such Series 1 Notes have been complied with;

(c) an Officer's Certificate that, so far as is known to the persons signing the same, Business Trust is not in default in the performance of any of its covenants herein contained and that Business Trust has complied with the requirements of this Indenture in connection with the issue of the Series 1 Notes; and

(d) such Officer's Certificate, if any, as may be required by any provision of applicable indenture legislation in connection with the issue, certification and delivery of the Series 1 Notes.

2.9 Reservation and Issuance of Series 2 Notes

(a) Business Trust hereby confirms that there is no current intention to issue Series 2 Notes. Series 2 Notes are hereby reserved by Business Trust to be issued exclusively to holders of Units as full or part payment of the redemption price of Units at the times and in accordance with the terms of the Deed of Trust.

(b) Upon notice to Business Trust of the decision of the Trust to pay all or part of the redemption price for Units in Series 2 Notes, Business Trust shall forthwith execute (in accordance with Section 2.12) the instruments representing the aggregate principal amount of Series 2 Notes required to satisfy all or such part of the redemption price for Units in accordance with the terms hereof. Immediately after such execution, Business Trust will deliver such Series 2 Notes to the Trustee and, to validly represent Notes issued hereunder, such Series 2 Notes must be certified by the Trustee (in accordance with Section 2.13) and delivered by the Trustee to or to the order of the Trust. The Trustee will so certify and deliver Series 2 Notes upon receipt by the Trustee of the following:

    (i) a Written Order for the certification and delivery of such Series 2 Notes;

    (ii) if required by the Trustee, an opinion of Counsel in favour of the Trustee to the effect that all legal requirements provided herein in connection with Business Trust and the issue of such Series 2 Notes have been complied with;

(iii) an Officer's Certificate that, so far as is known to the persons signing the same, Business Trust is not in default in the performance of any of its covenants herein contained and that Business Trust has complied with the requirements of this Indenture in connection with the issue of the Series 2 Notes; and

(iv) such Officer's Certificate, if any, as may be required by any provision of applicable indenture legislation in connection with the issue, certification and delivery of Series 2 Notes.

(c) For greater certainty, such execution, certification and delivery of Series 2 Notes may occur at any time and from time to time upon the redemption of Units pursuant to which the Trust has decided to pay all or part of the redemption price thereof in Series 2 Notes.

2.10 <u>Reservation and Issuance of Series 3 Notes</u>

(a) Business Trust hereby confirms that there is no current intention to issue Series 3 Notes. Series 3 Notes are hereby reserved by Business Trust to be issued exclusively to (i) holders of Series 1 Notes as full or part payment of the redemption price of the Series 1 Notes at the times and in accordance with the provisions of Article 3; or (ii) the Trust in exchange for Series 1 Notes in respect of which the Trust has required redemption at the times and in accordance with Article 3 and the Deed of Trust.

(b) Upon the decision of the Business Trustee to (i) pay all or part of the redemption price for Series 1 Notes in Series 3 Notes, or (ii) issue Series 3 Notes in exchange for Series 1 Notes in respect of which the Trust has required redemption, Business Trust shall forthwith execute the instruments representing the aggregate principal amount of Series 3 Notes required to satisfy all or such part of the redemption price for such Series 1 Notes. Immediately after such execution, Business Trust will deliver such Series 3 Notes to the Trustee and, to validly represent Notes issued hereunder, such Series 3 Notes must be certified by the Trustee and delivered by the Trustee to or to the order of Business Trust. The Trustee will so certify and deliver Series 3 Notes upon receipt by the Trustee of the following:

(i) a Written Order for the certification and delivery of such Series 3 Notes;

(ii) if required by the Trustee, an opinion of Counsel in favour of the Trustee to the effect that all legal requirements provided herein in connection with Business Trust and the issue of such Series 3 Notes have been complied with;

(iii) an Officer's Certificate that, so far as is known to the persons signing the same, Business Trust is not in default in the performance of any of its covenants herein contained and that Business Trust has complied with the requirements of this Indenture in connection with the issue of the Series 3 Notes; and

(iv) such Officer's Certificate, if any, as may be required by any provision of applicable indenture legislation in connection with the issue, certification and delivery of Series 3 Notes.

(c) For greater certainty, such execution, certification and delivery of Series 3 Notes may occur at any time and from time to time upon either (i) the redemption of Series 1 Notes pursuant to which the Business Trustee has decided to pay all or part of the redemption price thereof in Series 3 Notes; or (ii) the tendering by the Trust of Series 1 Notes in exchange for Series 3 Notes.

2.11 Trustee's Reliance

The Trustee, prior to the certification of the Notes, is not bound to make any enquiry or investigation as to the correctness of the matters set forth in any of the opinions, certificates or other documents required by the provisions hereof. The Trustee may rely and is protected in acting upon any such opinions, certificates or other documents, but may in its discretion require additional evidence before acting or relying thereon. The Trustee has no duty or responsibility with respect to the use or application of any of the Notes so certified and delivered or of the proceeds thereof.

2.12 Execution of Notes

To validly represent Notes issued hereunder (and in addition to other certification required hereunder), Notes must be signed by an authorized signatory of the Business Trustee. The signature of an authorized signatory of the Business Trustee required on Notes may be printed or otherwise mechanically reproduced thereon and Notes so signed are as valid as if they had been signed manually. If a Note contains a printed or mechanically reproduced signature of a person, then Business Trust may issue the Note even though the person has ceased to be a duly authorized signatory of the Business Trustee and such Note is, subject to the Trustee's certification as required hereunder, as valid as if the person were a duly authorized signatory of the Business Trustee at the date of its issue.

2.13 Certification by the Trustee

(a) No Note is to be issued or, if issued, is obligatory or entitles the Holder to the benefit hereof, until it has been certified by or on behalf of the Trustee substantially in the form of, in the case of Series 1 Notes, the certificate set out in Schedule A hereto, in the case of Series 2 Notes, the certificate set out in Schedule B hereto and, in the case of Series 3 Notes, the certificate set out in Schedule C hereto, or in some other form approved by the Trustee. Such certification by the Trustee upon any Note is conclusive evidence, subject to Business Trust's execution as required hereunder, that the Note has been duly issued hereunder, is a valid obligation of Business Trust and that the Holder is entitled to the benefit hereof.

(b) The certificate of the Trustee on Notes issued hereunder is not to be construed as a representation or warranty by the Trustee as to the validity of this Indenture or of the Notes (except the due certification thereof) and the Trustee is not liable or answerable, in any respect, for the use made of the Notes or any of them or of the proceeds thereof (other than disbursement of amounts received from Business Trust in respect of the payment of interest or principal pursuant to the terms hereof).

2.14 Registration of Notes

(a) Business Trust shall cause to be kept by and at the principal corporate trust office of the Trustee in Calgary, Alberta, a central Note register, and by and at the principal corporate trust office of the Trustee (or by such other registrar or registrars, if any, as Business Trust with the approval of the Trustee may designate) and in such other place or places as Business Trust with the approval of the Trustee may designate, branch registers in which, to be valid for the purposes hereof, are to be entered the names and latest known addresses of the Holders of Notes of each series, the principal amount(s) of the Notes so held, and the other particulars, prescribed by law, of the Notes held by them respectively and of all transfers of Notes. Such name registration is to be noted on the Notes by the Trustee or other registrar. No transfer of a Note is effective as against Business Trust unless made on one of the appropriate registers and made by the registered Holder or his or her executor or administrator or other legal representative or his or their attorney duly

appointed by an instrument in writing in form and execution satisfactory to the Trustee, upon compliance with such requirements as the Trustee or other registrar may prescribe, and unless such transfer has been duly noted on such Note by the Trustee or other registrar.

(b) The registers referred to in this section are to be open at all reasonable times for inspection by Business Trust, by the Trustee and by any Noteholder.

(c) The Holder of a Note, upon execution of a duly completed transfer form, may at any time and from time to time have such Note transferred at any of the places at which a register is kept pursuant to the provisions of this section and in accordance with such reasonable regulations as the Trustee may prescribe.

(d) The Holder of a Note may at any time and from time to time have the registration of such Note transferred from the register in which the registration thereof appears to another register maintained in another place authorized for that purpose under the provisions of this Indenture upon payment of a reasonable fee to be fixed by the Trustee.

(e) Neither Business Trust nor the Trustee nor any registrar is required to transfer or exchange any Notes of a series on any Interest Payment Date with respect to such series of Notes and for a period of 15 days immediately preceding any such Interest Payment Date.

(f) None of the Trustee or any registrar for any of the Notes or Business Trust is to be charged with notice of or be bound to see to the execution of any trust, whether express, implied or constructive, in respect of any Note. The Trustee or other registrar may transfer any Note on the direction of the Holder thereof, whether named as trustee or otherwise, as though that person were the beneficial owner thereof.

(g) Except in the case of the central Note register required to be kept in Calgary, Alberta, Business Trust may at any time close, with the prior approval of the Trustee, any branch register upon which the registration of any Notes appears, and in that event Business Trust shall transfer the records thereof to another existing register or to a new register and, thereafter, such Notes are deemed to be registered on such existing or new register, as the case may be. If the register in any place is closed and the records transferred to a register kept in another place, notice of such change is to be given, in the manner provided in Section 12.1, to the Holders of the Notes registered in the register so closed and in addition the particulars of such change are to be recorded in the central register required to be kept in Calgary, Alberta.

(h) Every registrar shall, when requested to do so by Business Trust or the Trustee, furnish Business Trust or the Trustee, as the case may be, with a list of the names and addresses of the Holders of Notes showing the principal amounts and serial numbers of such Notes held by each Holder.

2.15 Person Entitled to Payment

(a) The person in whose name any Note is registered is deemed the owner thereof for all purposes of this Indenture and payment of or on account of the principal and accrued interest on such Note is to be made only to or upon the order in writing of such Holder thereof and such payment is a good and sufficient discharge to the Trustee and any registrar and to Business Trust and any paying agent for the amount so paid.

(b) As the interest on the Notes becomes payable (except interest payable at maturity or on redemption which may, at the option of Business Trust, be paid upon presentation and surrender

of such Notes for payment), Business Trust, at least one Business Day prior to each Interest Payment Date, shall forward or cause to be forwarded by prepaid post (or in the event of mail service interruption by such other means as the Trustee and Business Trust shall determine to be appropriate), to the Holder for the time being of each such Note, at his or her address appearing on the appropriate register hereinbefore mentioned, or in the case of joint Holders, to the one whose name appears first on such register, or in such other manner as such Holder or Holders may instruct (including direct deposit), a cheque or other transfer of funds for such interest (less any tax required by law to be deducted) payable to the order of such Holder or Holders and negotiable at par at each of the places at which interest upon such Notes is payable. The forwarding of such cheque or other transfer of funds satisfies and discharges the liability for the interest on the Series 1 Notes, Series 2 Notes and Series 3 Notes to the extent of the sums represented thereby (plus the amount of any tax deducted as aforesaid), unless such cheque or funds are not paid on presentation; provided that, in the event of the non-receipt of such cheque by the Holder, or the loss or destruction thereof, Business Trust, on being furnished with reasonable evidence of such non-receipt, loss or destruction and indemnity reasonably satisfactory to it, shall issue to such Holder a replacement cheque or such other replacement transfer of funds for a like amount. Business Trust shall provide the Trustee with confirmation of all such payments made to Holders pursuant to this Section 2.15(b) within five Business Days of the applicable Interest Payment Date.

(c) The Holder for the time being of any Note is entitled to the principal and interest, if any, evidenced by such Note, free from all equities or rights of set-off, compensation or counterclaim between Business Trust and the original or any intermediate holder thereof and all persons may act accordingly, and a transferee of a Note shall, after the appropriate form of transfer is lodged with the Trustee or other registrar and upon compliance with all other conditions in such respect required by this Indenture or by any conditions contained in such Note or by law, be entitled to be entered on the appropriate register or on any one of the appropriate registers as the owner of such Note, free from all equities or rights of set-off, compensation or counterclaim between Business Trust and his or her transferor or any previous Holder thereof, save in respect of equities of which Business Trust is required to take notice by statute or by order of a court of competent jurisdiction.

(d) Where Notes are registered in more than one name, the principal and interest, if any, from time to time payable in respect thereof in accordance with this Section 2.15 may be paid by cheque payable to the order of all such Holders, failing written instructions from them to the contrary, and such payment is a valid discharge to the Trustee and any registrar and to Business Trust and any paying agent for the amount so paid.

2.16 <u>Replacement of Notes</u>

(a) If any Note becomes mutilated or defaced, or is lost, stolen or destroyed, and in the absence of notice that such Note has been acquired by a *bona fide* purchaser for value, Business Trust shall issue and execute, and thereupon the Trustee shall certify and deliver, a new Note of like date and tenor as the one mutilated, defaced, lost, stolen or destroyed in exchange for, in place of and upon cancellation of such mutilated or defaced Note or in lieu of and in substitution for such lost, stolen or destroyed Note, and the new Note is to be in a form approved by the Trustee. The Holder of the new replacement Note is entitled to the benefit hereof and such Note ranks equally in accordance with its terms with all other Notes issued hereunder.

(b) The applicant for the issue of a new replacement Note shall bear the cost of the issue thereof and, in case of loss, destruction or theft, shall, as a condition precedent to the issue thereof, furnish to

Business Trust and the Trustee such evidence of ownership and of the loss, destruction or theft of the Note so lost, destroyed or stolen as is satisfactory to Business Trust and the Trustee in their discretion and such applicant may also be required to furnish indemnity and a surety bond in amount and form satisfactory to Business Trust and the Trustee in their discretion, and such applicant shall pay the reasonable charges of Business Trust and the Trustee in connection therewith.

(c) Upon the issue, execution and certification of a new replacement Note, the previously issued Note which has been mutilated, defaced, lost, stolen or destroyed, as the case may be, shall be considered cancelled.

2.17 Payment of Interest and Principal

(a) Except as herein otherwise provided, all sums which may at any time become payable, whether at maturity or otherwise, on account of any Note or any interest thereon, if any, are payable at the option of the Holder at any of the places at which the principal and interest, if any, of such Note are payable.

(b) Whenever any payment of principal or interest to be made hereunder is stated to be due on a day which is not a Business Day in the place in which a Note is presented for payment, then the Holder is not entitled to payment of the amount due in such place until the next succeeding Business Day in that place and is not entitled to interest (less any tax required by law to be withheld therefrom) or other payment in respect of such delay.

2.18 Rank and Subordination

The Notes executed, certified and issued under this Indenture rank *pari passu* with one another. The Notes within each series executed, certified and issued under this Indenture rank *pari passu* with one another in accordance with their tenor without discrimination, preference or priority, provided, however, that principal and interest, if any, may, prior to any accelerated payment thereof pursuant to Section 6.2 upon the occurrence of an Event of Default, be payable at different times for each series of Notes and, in the case of Notes issued at different times, in accordance with the tenor of all series of Notes issued at different times. The payment of the principal and interest, if any, on the Notes is expressly subordinated to the prior payment in full of Senior Indebtedness, as provided in Article 4.

2.19 Exchange of Notes

(a) Notes in any denomination may be exchanged at any time for Notes of the same aggregate principal amount in any other authorized denomination. Notes may be so exchanged at any of the places at which a register (including any branch register) is maintained pursuant to Section 2.14 or other convenient place of delivery by Business Trust and acceptable to the Trustee.

(b) Business Trust shall execute and the Trustee shall certify all Notes necessary to carry out exchanges pursuant to this Section 2.19. All Notes surrendered for exchange shall be considered cancelled.

(c) The party requesting any exchange pursuant to this Section 2.19 shall, as a condition precedent to such exchange, reimburse the Trustee for any stamp or other security transfer tax or governmental charge required to be paid in respect of such exchange or the related issue of Notes and, in addition, a reasonable charge for its services for each Note exchanged or transferred and a reasonable charge for every Note issued upon such exchange or transfer, and payment of the said

charges shall be made by the party requesting such exchange or transfer as a condition precedent thereto.

2.20 No Fractional Notes

The Notes are issuable as fully registered Notes in denominations of $1 and integral multiples of $1 only. If the principal amount of Notes to be received by a Noteholder includes a fraction of such denomination, such number is to be rounded to the next lowest whole integral multiple thereof.

2.21 Indenture Governs

If there is any conflict between the terms of this Indenture and any Note, the terms of this Indenture govern despite any term in such Notes.

ARTICLE 3
REDEMPTION, PURCHASE AND CANCELLATION

3.1 Redemption of Notes; Notice to Trustee

Business Trust has the right, at its option, to redeem either in whole at any time or in part from time to time Notes outstanding hereunder on such date as the Business Trustee determines, in its sole discretion, before the Maturity Date(s) thereof upon payment in lawful money of Canada of an amount equal to the principal amount of Notes to be redeemed plus all accrued but unpaid interest on such principal amount to the Redemption Date, if any (the "**Redemption Amount**"). The election of Business Trust to redeem any Notes is to be evidenced by a resolution of the directors of the Business Trustee adopted no more than 60 days prior to the Redemption Date. In case of any redemption at the election of Business Trust of less than all of the Notes, Business Trust shall, at least 30 days prior to the Redemption Date (unless a shorter notice is satisfactory to the Trustee) notify the Trustee of such Redemption Date, of the principal amount of Notes to be redeemed and the Redemption Amount.

3.2 Places of Payment

The Redemption Amount is payable upon presentation and surrender of the Notes called for redemption at any of the places at which a register (including any branch register) is maintained pursuant to Section 2.14 and at any other places specified in the notice of redemption.

3.3 Notice of Redemption

Business Trust and the Trustee will cause notice of redemption of Notes of any series to be given to Holders of the series of Notes called for redemption at least 10 days prior to the Redemption Date substantially in the form set forth in Schedule D hereto and in the manner provided in Section 12.1 (the "**Redemption Notice**"). To be valid for the purposes hereof, such Redemption Notice must specify (a) the aggregate principal amount of Notes called for redemption, (b) the Redemption Date, (c) the Redemption Amount, (d) the places of payment of the Redemption Amount, (e) if less than all outstanding Notes are to be redeemed, the identification (and in the case of partial redemption, the respective principal amounts) of the Notes to be redeemed, (f) subject to Section 3.4, that interest upon the principal amount of Notes called for redemption ceases to be payable from and after the Redemption Date, and (g) in the case of Series 1 Notes, the extent (if any) to which the Redemption Amount is to be payable in Series 3 Notes.

3.4 Notes Due on Redemption Date

Upon a Redemption Notice being given pursuant to Section 3.3, the Redemption Amount with respect to the Notes to be so redeemed shall be and become due and payable on the Redemption Date specified in such notice and with the same effect as if it were the Maturity Date of such Notes, the provisions hereof or of any such Notes notwithstanding, and, from and after such Redemption Date, interest ceases, unless payment of the Redemption Amount is not made on presentation for surrender of such Notes at any of the places specified in Section 3.2 on or after the Redemption Date and prior to the setting aside of the Redemption Amount pursuant to Article 7.

3.5 Deposit of Redemption Monies

Upon notice of redemption as provided for in Sections 3.1 and 3.3 hereof, Business Trust shall deposit with the Trustee or any paying agent to the order of the Trustee or for the account of the Trustee, on or prior to the Redemption Date specified in the Redemption Notice, such sums (or, as applicable, certificates representing Series 3 Notes) as are sufficient to pay the Redemption Amount of the Notes which are to be redeemed on such Redemption Date (less any tax required to be deducted, if any). The Trustee shall pay or cause to be paid to the Holders, upon surrender of the Notes, the Redemption Amount thereof from the sums (or Series 3 Notes, as applicable) so deposited.

3.6 Failure to Surrender Notes Called for Redemption

If the Holder of any Notes who provided notice of redemption in accordance with Section 3.3 fails, within 30 days from the Redemption Date, to surrender any of such Notes or fails within such time to (a) accept payment of the Redemption Amount payable in respect thereof or (b) give such receipt therefor, if any, as the Trustee may require, such Redemption Amount is to be set aside in trust for such Holder, in accordance with Article 7 and Section 11.5, and such setting aside shall be for all purposes deemed a payment to the Noteholder of the sum so set aside and, to that extent, such Notes are thereafter considered as no longer outstanding hereunder and the Noteholder shall have no right, as of the Redemption Date, except to receive payment out of the moneys (or Series 3 Notes, as applicable) so paid upon surrender of its Notes, without interest thereon.

3.7 Less than all Notes Redeemed

If less than all of the Notes outstanding of a particular series are to be redeemed, each Holder of Notes of such series shall have a proportion of the Notes of such series held by such Holder redeemed equal to the proportion which the aggregate principal amount of Notes of such series to be redeemed is to the aggregate principal amount of all Notes of such series outstanding at such time, rounded up to the next whole multiple of $1 of principal amount of Notes of such series held by such Noteholder.

3.8 Purchase of Notes

(a) Provided that no Event of Default has occurred and is continuing, Business Trust may purchase all or any of the Notes in the open market or by tender or by private contract at a price determined by the Business Trustee in compliance with applicable laws.

(b) If, upon an invitation for tenders, more Notes than Business Trust is prepared to accept are tendered at the same lowest price, Business Trust will select the Notes to be purchased by Business Trust in such manner as the Business Trustee may deem equitable from the Notes tendered by each tendering Noteholder who tendered at such lowest price. For this purpose, the Business Trustee may make, and from time to time amend, regulations with respect to the manner

in which Notes may be so selected, and regulations so made are valid and binding upon all Noteholders, notwithstanding the fact that, as a result thereof, one or more of such Notes become subject to purchase in part only. The Holder of any Note of which a part only is purchased, upon surrender of such Note for payment, is entitled to receive, without expense to such Holder, a new Note for the unpurchased part so surrendered, and Business Trust shall execute, and the Trustee shall certify and deliver, such new Note upon receipt of the Note so surrendered.

3.9 Cancellation of Redeemed or Purchased Notes

All Notes redeemed or purchased in whole or in part pursuant to this Article 3 shall be forthwith delivered to and cancelled by the Trustee and may not be reissued or resold and no Notes are to be issued in substitution therefor.

3.10 Retraction of Notes; Notice to Trustee

The Trust has the right, at its option, to cause Business Trust to redeem in whole at any time or in part from time to time Series 1 Notes outstanding hereunder on such date as the Trust determines, in its sole discretion, before the Maturity Date(s) thereof of an amount equal to the principal amount of Series 1 Notes to be redeemed plus accrued but unpaid interest thereon, if any, to the Redemption Date (the "**Retraction Amount**"). The Trust's election to cause Business Trust to redeem any Series 1 Notes shall be evidenced by a notice delivered by the Trust to Business Trust. In case of the election of the Trust to require redemption of Series 1 Notes hereunder, Business Trust shall notify the Trustee of the principal amount of Series 1 Notes to be redeemed, the Redemption Date therefor and the Retraction Amount.

3.11 Notice of Retraction

In order for the Trust to exercise the right to require redemption under this Article 3, the Trust shall send a duly completed and properly executed notice requiring Business Trust to redeem any or all of the Trust's Series 1 Notes in the manner provided in Section 12.1 (the "**Retraction Notice**"). To be valid for the purposes hereof, such Retraction Notice must specify (a) the aggregate principal amount of Series 1 Notes in respect of which redemption is required, (b) the Redemption Date, (c) the Retraction Amount, (d) whether the Series 1 Notes are being retracted for cash or Series 3 Notes or a specific combination thereof, (e) the places of payment, and (f) if less than all outstanding Series 1 Notes are to be required to be redeemed, the identification (and in the case of partial redemption, the respective principal amounts) of the Series 1 Notes in respect of which redemption is required.

3.12 Retraction Amount

The Retraction Amount, whether of Series 3 Notes or cash, or a combination thereof, is payable or issuable, as the case may be, upon presentation and surrender of the Series 1 Notes in respect of which the Trust required redemption in the Retraction Notice at any of the places at which a register (including any branch register) is maintained pursuant to Section 2.14 or at any other places specified in the Retraction Notice.

3.13 Notes due on Retraction Date

Upon a Retraction Notice being given in accordance with Section 3.11, the Retraction Amount with respect to the Series 1 Notes to be so redeemed shall, in the case of Series 3 Notes, be and become due and issuable and, in the case of cash, shall be and become due and payable, on the Redemption Date specified in such notice and with the same effect as if it were the Maturity Date of such Series 1 Notes.

ARTICLE 4
SUBORDINATION TO SENIOR INDEBTEDNESS

4.1 Agreement to Subordinate

(a) Business Trust covenants and agrees, and each Noteholder, by its acceptance of any Notes, agrees, that (i) the payment of the principal and of any interest on the Notes is hereby expressly subordinated, to the extent and in the manner hereinafter set forth, in right of payment to the prior payment in full of all Senior Indebtedness, and (ii) any and all Liens, if any, as the case may be, hereinafter held by the Trustee or the Noteholders (or on their behalf) in connection with the Indebtedness of Business Trust under the Notes or any part thereof are hereafter completely subordinated to any and all Liens now or hereafter held by the holders of all Senior Indebtedness (or on their behalf) securing the Senior Indebtedness or any part thereof, notwithstanding any ranking that might otherwise be established by law resulting from the nature of the Lien which may be created in connection with the indebtedness of Business Trust under the Notes or the Senior Indebtedness or the date or time of execution, issue, delivery, registration, filing, notification, publication or perfection of any deed, document, application for registration, notice or financing statements, or otherwise howsoever.

(b) Without prejudice to the rights of any other holder of Senior Indebtedness not having done so, the benefit of this Article 4 and of any other provision hereof and of the Notes relating to the subordination and postponement thereof may be accepted at any time by or on behalf of any other holder of Senior Indebtedness by written notice to the Trustee.

4.2 Distribution on Insolvency or Liquidation

In the event of any insolvency or bankruptcy proceedings, or any dissolution, receivership, liquidation, reorganization or other similar proceedings relative to Business Trust, or to its property or assets, or in the event of any proceedings for voluntary liquidation or termination or other winding-up of Business Trust whether voluntary or involuntary and whether or not involving insolvency or bankruptcy, or in the event of any assignment for the benefit of creditors or any other marshalling of assets and liabilities of Business Trust (any of the foregoing events, whether individually or collectively, a **"Proceeding"**):

(a) the holders of all Senior Indebtedness shall be first entitled to receive payment in full of the principal thereof, premium or penalty (or any other amount payable under such Senior Indebtedness), if any, and interest due thereon (including interest accruing after the commencement of any such Proceeding at the rate specified in the instrument or agreement evidencing the Senior Indebtedness, whether or not such interest is an allowable claim in any such Proceeding), before the Noteholders are entitled to receive any payment or distribution of any kind or character, whether in cash, property or securities, which may be payable or deliverable in respect of any of the Notes;

(b) any payment by, or distribution of assets of, Business Trust of any kind or character, whether in cash, property or securities (other than securities of Business Trust or any other person provided for by a plan of reorganization or readjustment, the payment of which is subordinate at least to the extent provided in this Article 4 with respect to the Notes, to the payment of all Senior Indebtedness, provided that (i) the Senior Indebtedness is assumed by the new person, if any, resulting from such reorganization or readjustment, and (ii) without prejudice to the rights of such holders with respect to any such plan (including as to whether or not to approve same and on what conditions to do so), the rights of the holders of Senior Indebtedness are not altered

adversely by such reorganization or readjustment) to which the Noteholders or the Trustee on behalf of the Noteholders would be entitled, except for the provisions of this Article 4, are to be paid or delivered by the person making such payment or distribution, whether a trustee in bankruptcy, a receiver, a receiver manager, a liquidator or otherwise, directly to the holders of Senior Indebtedness or their representative or representatives or to the trustee or trustees under any indenture under which any instruments evidencing any of such Senior Indebtedness may have been issued, as their respective interests may appear, to the extent necessary to make payment in full of all Senior Indebtedness remaining unpaid after giving effect to any concurrent payment or distribution (or provision therefor) to the holders of such Senior Indebtedness;

(c) subject to Section 4.6, if, notwithstanding the foregoing, any payment by, or distribution of assets of, Business Trust of any kind or character, whether in cash, property or securities (other than securities of Business Trust as reorganized or readjusted or securities of Business Trust or any other person provided for by a plan of reorganization or readjustment the payment of which is subordinate, at least to the extent provided in this Article 4 with respect to the Notes, to the payment of all Senior Indebtedness, provided that (i) the Senior Indebtedness is assumed by the new person, if any, resulting from such reorganization or readjustment, and (ii) without prejudice to the rights of such holders with respect to any such plan (including as to whether or not to approve same and on what conditions to do so), the rights of the holders of Senior Indebtedness are not altered adversely by such reorganization or readjustment) is received by the Trustee on behalf of the Noteholders or the Noteholders before all Senior Indebtedness is paid in full, such payment or distribution is to be held in trust for the benefit of, and paid over to the holders of such Senior Indebtedness or their representative or representatives or to the trustee or trustees under any indenture under which any instruments evidencing any of such Senior Indebtedness may have been issued, as their respective interests may appear, for application to the payment of all Senior Indebtedness remaining unpaid until such Senior Indebtedness has been paid in full, after giving effect to any concurrent payment or distribution (or provision therefor) to the holders of such Senior Indebtedness; and

(d) any payments or distributions paid over to the holders of Senior Indebtedness pursuant to Section 4.2(c) and not applied in reduction of the amounts owing to the Noteholders hereunder is deemed not to have discharged any of the obligations of Business Trust hereunder (and, to the extent that by operation of applicable law they are treated as doing so, Business Trust covenants to indemnify the Noteholders on demand from and against any loss suffered or incurred by them in consequence thereof).

4.3 <u>Subrogation of Notes</u>

Subject to the payment in full of all Senior Indebtedness, the Noteholders are subrogated to the rights of the holders of Senior Indebtedness to receive payments and distributions of assets of Business Trust in respect of and on account of Senior Indebtedness, to the extent of the application thereto of moneys or other assets which would have been received by the Noteholders, but for the provisions of this Article 4, until the principal of and interest, if any, on the Notes is paid in full. No payment or distribution of assets of Business Trust to the Noteholders which would be payable or distributable to the holders of Senior Indebtedness pursuant to this Article 4 is, as among Business Trust, its creditors (other than the holders of Senior Indebtedness) and the Noteholders, deemed to be a payment by Business Trust to or on account of the Noteholders, it being understood that the provisions of this Article 4 are, and are intended, solely for the purpose of defining the relative rights of the Noteholders, on the one hand, and the holders of the Senior Indebtedness, on the other hand. Nothing contained in this Article 4 or elsewhere in this Indenture or in the Notes is intended to or impairs, as between Business Trust and its creditors (other than the holders of Senior Indebtedness and the Noteholders), the obligation of Business Trust, which is

unconditional and absolute, to pay to the Noteholders the principal of and interest, if any, on the Notes, as and when the same become due and payable in accordance with their terms, or to affect the relative rights of the Noteholders and the creditors of Business Trust, other than the holders of the Senior Indebtedness, nor does anything herein or therein prevent the Trustee or the Holder of any Notes from exercising all remedies otherwise permitted by applicable law upon default under this Indenture, subject to the rights, if any, under this Article 4, of the holders of Senior Indebtedness upon the exercise of any such remedy.

4.4 <u>No Payment to Noteholders if Maturity of or Event of Default under the Senior Indebtedness</u>

(a) Upon the maturity of any Senior Indebtedness by lapse of time, acceleration or otherwise, then, except as hereinafter otherwise provided in subsection 4.4(e), all principal of and premium or penalty (or any other amounts payable under such Senior Indebtedness), if any, and interest on all such matured Senior Indebtedness are to be first paid in full or to have been first duly provided for, before any payment on account of principal of and interest on, if any, the Notes is made.

(b) Except as hereinafter otherwise provided in subsection 4.4(e), Business Trust shall not make any payment, and the Noteholders are not entitled to demand, institute proceedings for the collection of, or receive any payment or benefit (including by compensation, set-off, combination of accounts or realization of security or otherwise in any manner whatsoever) on account of the indebtedness represented by the Notes (i) in a manner inconsistent with the terms (as they exist on the date hereof) of this Indenture or of the Notes, or (ii) at any time when a default or an event of default, as defined or described in any Senior Indebtedness or any instrument evidencing the same, permitting, by the lapse of time or giving of notice, the holders thereof to accelerate the maturity thereof, has occurred under Senior Indebtedness having an outstanding principal amount of $10 million or more and is continuing and notice of such default or event of default has been given by or on behalf of the holders of Senior Indebtedness to Business Trust and the Trustee, in each case, unless and until such Senior Indebtedness has been paid and satisfied in full, or unless and until such default or event of default has been cured or waived or has ceased to exist in accordance with the provisions of such Senior Indebtedness. If, notwithstanding the foregoing, Business Trust makes any payment of principal of, or interest on the Notes after the happening of such a default, then, except as hereinafter otherwise provided, unless and until such default has been cured or waived or has ceased to exist, such payments are to be in trust for the benefit of, and if and when such Senior Indebtedness becomes due and payable are to be paid over to, the holders of the Senior Indebtedness or their representative or to the trustee under any indenture under which any instruments evidencing any of the Senior Indebtedness may have been issued, as their respective interests may appear, for application to the payment of all Senior Indebtedness in default remaining unpaid until all such Senior Indebtedness has been paid in full, after giving effect to any concurrent payment or distribution to the holders of such Senior Indebtedness in respect thereof.

(c) The fact that any payment which is required to be made pursuant to this Indenture or the Notes is prohibited by this Section 4.4 does not prevent the failure to make such payment from being an Event of Default hereunder.

(d) Business Trust shall not grant and the Trustee and the Noteholders are not entitled to receive any mortgage, charge, hypothec, assignment, pledge or other security interest against any of the property, assets or undertaking of Business Trust or any of its subsidiaries or affiliates without the prior written consent of the holders of the Senior Indebtedness (other than trade creditors).

(e) For greater certainty but without limiting the generality of the foregoing, this Section 4.4 is not to be construed so as to prevent the Trustee from receiving and retaining any payments on account of Notes which are made (i) in a manner that is consistent with the terms of this Indenture or of the Notes, (ii) at any time when no default or event of default, as defined or described in any Senior Indebtedness or any instrument evidencing the same, permitting, by the lapse of time or giving of notice, the holders thereof to accelerate the maturity thereof, has occurred and is continuing, or (iii) at any time when a default or event of default, as defined or described in any Senior Indebtedness or any instrument evidencing the same, has occurred in respect of which default or event of default notice has not been given by or on behalf of the holders of Senior Indebtedness to Business Trust and to the Trustee.

4.5 Authorization

Each Noteholder, by his acceptance thereof, authorizes and directs the Trustee, on his behalf, to take such action as may be necessary or appropriate to effect the subordination provided for in this Article 4, including, entering into a subordination agreement with any holder or representative of any class of Senior Indebtedness, and appoints the Trustee his or her attorney-in-fact for any and all such purposes. Upon any payment or distribution of assets of Business Trust referred to in this Article 4, including, pursuant to a subordination agreement with any holder or representative of any class of Senior Indebtedness, the Trustee and the Noteholders are entitled to call for and rely upon a certificate, addressed to the Trustee or to the Noteholders, of the person making any such payment or distribution for the purpose of ascertaining the persons entitled to participate in such distribution, the holders of the Senior Indebtedness and other indebtedness of Business Trust, the amount thereof payable thereon, the amount or amounts paid or distributed thereon and all other facts pertinent thereto or to this Article 4.

4.6 Knowledge of Trustee

Notwithstanding the provisions of this Article 4, the Trustee is not charged with knowledge of the existence of any facts that would prohibit the making of any payment of moneys to or by the Trustee, or the taking of any other action by the Trustee, unless and until the Trustee has received written notice thereof from Business Trust, any Noteholder or any holder or representative of any class of Senior Indebtedness or on its behalf.

4.7 Trustee May Hold Senior Indebtedness

The Trustee is entitled to all the rights set forth in this Article 4 with respect to any Senior Indebtedness at the time held by it, to the same extent as any other holder of Senior Indebtedness, and nothing in this Indenture deprives the Trustee of any of its rights as such holder.

4.8 Rights of Holders of Senior Indebtedness Not Impaired

No right of any present or future holder of any Senior Indebtedness to enforce the subordination herein is at any time or in any way prejudiced or impaired by any act or failure to act on the part of Business Trust or by any non-compliance by Business Trust with the terms, provisions and covenants of this Indenture, regardless of any knowledge thereof any such holder may have or be otherwise charged with.

4.9 Altering the Senior Indebtedness

The holders of the Senior Indebtedness have the right to extend, renew, modify or amend the terms of the Senior Indebtedness or any security therefor and to release, sell or exchange such security

and otherwise to deal freely with Business Trust, all without notice to or consent of the Noteholders or the Trustee and without affecting the liabilities and obligations of the parties to this Indenture or the Noteholders or the Trustee.

4.10 Additional Indebtedness

This Indenture does not restrict Business Trust from incurring additional Indebtedness or granting Liens on its properties to secure any Indebtedness.

4.11 Obligations Created by Article 4

Each of Business Trust and the Trustee agrees, and each Holder of a Note, by his or her acceptance thereof, likewise agrees, that:

(a) the provisions of this Article 4 are an inducement and consideration to each holder of Senior Indebtedness to give or continue to give credit to Business Trust or others or to acquire Senior Indebtedness;

(b) each holder of Senior Indebtedness may accept the benefit of this Article 4 on the terms and conditions set forth in this Article 4 by giving or continuing to give credit to Business Trust or others or by acquiring Senior Indebtedness, in each case without notice to the Trustee or any Holder and without establishing actual reliance on this Article 4; and

(c) each obligation created by this Article 4 is created for the benefit of the holders of Senior Indebtedness and is hereby declared to be created in trust for those holders by Business Trust, the Trustee and each Noteholder and is binding on Business Trust, the Trustee and each Holder of a Note whether any confirmation of such subrogation is requested, executed or delivered.

4.12 No Set-Off

Each of Business Trust and the Trustee agrees, and each Noteholder, by his acceptance thereof, likewise agrees, that it has no rights of set-off or counterclaim with respect to the principal of and interest on the Notes at any time when any payment of, or in respect of, such amounts to the Trustee or the Holders is prohibited by this Article 4 or is otherwise required to be paid to the holders of Senior Indebtedness or their representative or to the trustee under any indenture pursuant to which any instruments evidencing any of such Senior Indebtedness have been issued, as their respective interests may appear.

4.13 Amendments to Article 4

Each of Business Trust and the Trustee agrees, and each Noteholder, by his acceptance thereof, likewise agrees, not to make any changes to (i) this Article 4, (ii) the definition of Senior Indebtedness, or (iii) any other provision of this Indenture that makes reference to this Article 4 or any provision of this Article 4, which materially prejudices the rights of the holders of Senior Indebtedness under this Article 4 without the consent of each holder of Senior Indebtedness (other than trade creditors), or their representative or the trustee under any indenture under which any instruments evidencing any of such Senior Indebtedness may have been issued.

4.14 Paramountcy of Subordination Agreement

If there is a conflict or discrepancy between the terms of this Article 4 and a subordination agreement entered into between the Trustee, Business Trust and a holder or representative of any class of Senior Indebtedness, the terms of such subordination agreement are paramount.

ARTICLE 5
COVENANTS OF BUSINESS TRUST

5.1 General Covenants

Business Trust covenants with the Trustee that so long as any of the Notes remain outstanding:

(a) subject to Article 4, it will duly and punctually pay or cause to be paid to every Noteholder, or to the Trustee on behalf of every Noteholder, all principal thereof and accrued interest, if any, on the Notes, at the dates and places, in the currency and in the manner provided for in this Indenture and in the Notes;

(b) it will carry on and conduct, and will cause to be carried on and conducted, its business in a proper and efficient manner and do or cause to be done all things necessary to preserve and keep in full force and effect its existence as a trust, provided that Business Trust may cease to operate any business, premises, property or operations or dispose of or allow to lapse any of its rights or franchises if, in the opinion of Business Trust, it would be advisable and in the best interests of Business Trust to do so; but Business Trust may not cease to operate or dispose of all or substantially all of its undertaking or assets, except in accordance with Article 8, and it will keep or cause to be kept proper books of account, and will if and whenever required in writing by the Trustee, forthwith file with the Trustee copies of all annual and periodic reports of Business Trust furnished to its unitholders after the date hereof, and at all reasonable times it will furnish or cause to be furnished to the Trustee or its duly authorized agent or attorney such information relating to its business as the Trustee may reasonably require;

(c) generally, it will duly and punctually perform and carry out all of the acts or things to be done by it as provided in this Indenture;

(d) it will annually, within 90 days of the end of each fiscal year of Business Trust, or at such other times as requested by the Trustee, acting reasonably, deliver to the Trustee an Officer's Certificate confirming that it has complied with all requirements contained in this Indenture that, if not complied with, would, with the giving of notice, lapse of time or otherwise, constitute an Event of Default, or, if there has been any failure to comply, giving particulars thereof;

(e) subject to Article 4, in order to prevent any accumulation after maturity of unpaid interest, it will not, except with the approval of the Noteholders expressed by Special Resolution, directly or indirectly, extend or assent to the extension of time for payment of any interest payable hereunder or be a party to or approve any such arrangement by funding any of such interest or in any other manner. In case the time for payment of any such interest is so extended, whether for a definite period or otherwise, Noteholders are not entitled in case of default hereunder to the benefit of this Indenture in respect of such interest, except subject to the prior payment in full of the principal of all Notes then outstanding and of all interest on such Notes, the payment of which has not been so extended;

(f) it will, forthwith upon being notified by the holders of Senior Indebtedness of any default or event of default as contemplated in subsection 4.4(b), notify the Trustee of such default or event of default;

(g) it will give to the Trustee written notice, including reasonably detailed particulars, of any action, suit or proceeding, commenced against Business Trust or any of its subsidiaries before any Governmental Authority which could reasonably be expected to result in any material adverse change in Business Trust's assets or condition, financial or otherwise, or the business, operations, prospects, assets or condition, financial or otherwise, of any of its subsidiaries;

(h) it will pay or discharge or cause to be paid or discharged, before the same shall become delinquent all material taxes, assessments and governmental charges levied or imposed upon Business Trust or upon the income, profits or property of Business Trust which, if unpaid, might by law become a Lien upon the property of Business Trust provided, however, that Business Trust shall not be required to pay or discharge or cause to be paid or discharged any such tax, assessment, charge or claim whose amount, applicability or validity is being contested in good faith by appropriate proceedings;

(i) it will do, observe and perform or cause to be done, observed or performed all of its obligations under all agreements, leases, contracts and indentures, and all matters necessary to be done, observed or performed by it whether under any law or regulation of Canada, any province thereof, or any foreign country, or any municipality therein, or otherwise, in each case where non-compliance could reasonably be expected to give rise to a material adverse effect on Business Trusts assets or condition, financial or otherwise, or the business or the operations, prospects or assets or the condition, financial or otherwise of its subsidiaries, taken as a whole; and

(j) it will notify the Trustee promptly upon becoming aware of any Event of Default hereunder.

5.2 Trustee's Remuneration and Expenses

Business Trust will pay, or cause to be paid, to the Trustee from time to time such reasonable remuneration for its services hereunder as negotiated by Business Trust and the Trustee, and Business Trust will pay or reimburse the Trustee, or cause to be paid or reimbursed to the Trustee, upon its request for all expenses, disbursements and advances reasonably incurred or made by the Trustee in the execution of its rights, powers, duties and obligations hereunder and in the administration or execution of the trusts hereby created (including the compensation and disbursements of its Counsel and all other advisers and assistants not regularly in its employ), both before any default hereunder and thereafter until all duties of the Trustee hereunder are finally and fully performed, except any such expense, disbursement or advance as may arise principally and directly from the gross negligence or wilful misconduct of the Trustee. Any amount due under this section and unpaid 45 days after a request for such payment bears interest at the then current rate charged by the Trustee. After default all amounts so payable and the interest thereon are payable out of any funds coming into the possession of the Trustee in priority to the principal of and interest on, if any, the Notes.

5.3 Trustee to Give Notice of Default

The Trustee shall notify Business Trust and the Noteholders in the manner provided in Section 12.1 promptly (but in no event later than 30 days) after the Trustee becomes aware of any default on the part of Business Trust in the performance of any covenant or condition herein or of the occurrence of any Event of Default, of every such default or Event of Default, as the case may be.

5.4 Performance of Covenants by Trustee

If Business Trust fails to perform any of its covenants contained in this Indenture, the Trustee may itself perform any of such covenants capable of being performed by it, but is under no obligation to do so. All sums so expended or advanced by the Trustee are repayable as provided in Section 5.2. No such performance or advance by the Trustee is deemed to relieve Business Trust of a default hereunder.

5.5 Negative Covenants

(a) If an Event of Default has occurred and is continuing, Business Trust shall not declare or make any distributions in respect of the Business Units.

(b) Except as permitted by Section 8.1, neither Business Trust nor any of its subsidiaries will enter, directly or indirectly, into any transaction or group of related transactions (including, without limitation, the purchase, lease, sale or exchange of properties of any kind or the rendering of any service) with any affiliate (other than Business Trust or any subsidiary of Business Trust), except upon fair and reasonable terms no less favourable to the Business Trust or subsidiary that would be obtainable in comparable arm's-length transaction with a person not an affiliate (which determination, if made by the trustees or the board of directors of the relevant person, shall be conclusive).

(c) Except as set forth in Section 8.1, Business Trust shall not, nor shall it permit any of its subsidiaries to, sell all or substantially all of its assets.

5.6 Third Party Interests

Business Trust hereby represents to the Trustee that any account to be opened by, or interest to be held by, the Trustee in connection with this Indenture, for or to the credit of Business Trust, either (a) is not intended to be used by or on behalf of any third party, or (b) is intended to be used by or on behalf of a third party, in which case such Business Trust agrees to complete and execute forthwith a declaration in the Trustee's prescribed form as to the particulars of such third party.

ARTICLE 6
DEFAULT AND ENFORCEMENT

6.1 Events of Default

Each of the following events is herein referred to as an "**Event of Default**":

(a) a default is made by Business Trust in the payment of any principal due on any of the Notes of any series when the same becomes due under any provision hereof or under the Notes as required hereunder or thereunder and such default has continued for 30 or more days;

(b) a default is made by Business Trust in the payment of any interest due on the Notes and such default has continued for 90 days;

(c) a default is made by Business Trust in the performance of, or if there is a breach by Business Trust of, any other covenant or agreement of this Indenture which has continued for 30 or more days after notice in writing has been given to the Business Trustee specifying such default and requiring the Business Trust to rectify the same;

(d) if a proceeding or case is commenced against Business Trust, except in the course of carrying out, or pursuant to, a transaction which is permitted by Article 8, in any court of competent jurisdiction, seeking (i) its reorganization, liquidation, termination or winding-up, or the composition or readjustment of its debts, (ii) the appointment of a receiver, custodian, liquidator or the like of Business Trust or all or any substantial part of its property, or (iii) similar relief in respect of Business Trust under any law relating to bankruptcy, insolvency, reorganization, winding-up or composition or adjustment of debts, and such proceeding or case has continued undismissed, or an order, judgment or decree approving or ordering any of the foregoing has been entered and has continued unstayed and in effect, for 60 or more days, or an order for relief against Business Trust shall be entered in an involuntary case under the *Bankruptcy and Insolvency Act* (Canada) (as amended, the "**Bankruptcy Act**");

(e) if Business Trust has (i) applied for or consented to the appointment of, or the taking of possession by, a receiver, custodian, examiner, liquidator or the like of itself or of all or any substantial part of its assets, (ii) made a general assignment for the benefit of its creditors, (iii) commenced a voluntary case under the Bankruptcy Act or any other similar foreign statute, (iv) instituted any proceeding or file a petition seeking to take advantage of any other law relating to bankruptcy, insolvency, reorganization, liquidation, termination, winding-up or composition or readjustment of debts, (v) failed to contest in a timely and appropriate manner, or acquiesce in writing to, any petition filed against it in an involuntary case under the Bankruptcy Act or any other similar foreign statute, or (vi) taken any action for the purpose of effecting any of the foregoing;

(f) any encumbrancer takes possession of, in the opinion of Counsel to the Trustee, all or substantially all of the assets of Business Trust, or of any material subsidiary thereof, or if a distress or execution or any similar process is enforced against such property and remains unsatisfied for so long as would permit any part of such property to be sold thereunder, or if a custodian or sequestrator or a receiver and manager or any other officer with similar powers is appointed for Business Trust, or for any material subsidiary thereof, or for all or substantially all of the assets of Business Trust, or of any material subsidiary thereof, and Business Trust, or such material subsidiary thereof, shall have failed to pay the amount owing and satisfy the claim and discharge or terminate any such encumbrance, distress, execution or other process or appointment within 60 days;

(g) Business Trust ceases to own any limited partnership units of the Partnerships; and

(h) the Partnerships or any material subsidiary thereof ceases to carry on, in the ordinary course, its business or a substantial part thereof.

6.2 Acceleration on Default

If any Event of Default has occurred and is continuing, the Trustee may in its discretion and shall, if so directed by a Special Resolution and upon being indemnified and funded to its reasonable satisfaction, subject to the provisions of Section 6.3, declare the principal of and interest on, if any, all Notes then outstanding and all other moneys payable hereunder to be due and payable and the same shall forthwith become immediately due and payable to the Trustee on written demand, anything therein or herein to the contrary notwithstanding. Subject to Article 4, Business Trust shall, in either case, forthwith pay to the Trustee for the benefit of the Noteholders the principal of and accrued and unpaid interest on, if any, such Notes and all other moneys payable hereunder, together with subsequent interest thereon at the rate of interest otherwise payable thereon from the date of such declaration until the date payment is received by the Trustee, such subsequent interest to be payable at the times and places and according to

the tenor of the Notes. Such payment when made is deemed to have been made in discharge of Business Trust's obligations hereunder and any moneys so received by the Trustee are to be applied in the manner provided in Section 6.6.

6.3 Waiver of Default or Breach

Where any Event of Default hereunder has occurred:

(a) the Holders of not less than 66⅔% in principal amount of the Notes then outstanding may (in addition to and subject to the powers exercisable by Special Resolution) by instrument in writing instruct the Trustee to waive the default or to annul any declaration or demand made by the Trustee pursuant to Section 6.2, and the Trustee shall thereupon waive the default or annul such declaration or demand upon such terms and conditions as such Noteholders may prescribe; and

(b) the Trustee, so long as it has not become bound to institute any proceedings hereunder, may waive the default if, in the Trustee's opinion, relying upon the advice of Counsel, the same has been cured or adequate satisfaction made therefore, and in such event will annul any such declaration or demand therefore made by the Trustee in the exercise of its discretion, upon such terms and conditions as the Trustee may deem advisable, provided, however, that no act or omission of the Trustee or the Noteholders extends to or is to be taken in any manner whatsoever to affect any subsequent default or the rights resulting therefrom. The Trustee may waive or authorize any breach or proposed breach of any of the terms, conditions or provisions of this Indenture or the Notes if, in the opinion of the Trustee, relying on the advice of Counsel, such breach or proposed breach is not materially prejudicial to the interests of the Noteholders.

6.4 Proceedings by the Trustee

(a) Whenever any Event of Default hereunder has occurred and is continuing, but subject to the provisions of Article 4 and Section 6.3 and to the provisions of any Special Resolution:

   (i) the Trustee, in the exercise of its discretion and without further notice, may proceed to enforce the rights of the Trustee and the Noteholders by any action, suit, remedy or proceeding authorized or permitted by law and may file such proofs of claim and other papers or documents as may be necessary or advisable in order to have the claims of the Trustee and of the Holders lodged in any bankruptcy, termination or other proceedings relative to Business Trust (provided the Trustee has been indemnified and funded to its reasonable satisfaction against all costs and expenses to be incurred by the Trustee in connection with such an action or proceeding); and

   (ii) if so directed by a Special Resolution and, upon being indemnified and funded to its satisfaction as provided in Section 11.2, the Trustee shall exercise or take such one or more of such remedies as the Special Resolution may direct or, if such Special Resolution contains no direction, as the Trustee may deem expedient.

(b) No delay or omission of the Trustee or of the Noteholders to exercise any remedy referred to in this paragraph impairs any such remedy or is to be construed to be a waiver of any default hereunder or acquiescence therein.

(c) Business Trust is liable to the Trustee for all costs incurred by the Trustee in connection with the enforcement of rights under this Indenture.

(d) No remedy for the enforcement of the rights of the Trustee or of the Noteholders is exclusive of or dependent on any other remedy but any one or more remedies may from time to time be exercised independently or in combination.

(e) Upon the exercise or taking by the Trustee of any remedies, whether or not a declaration and demand have been made pursuant to Section 6.2, the principal and interest on, if any, all Notes and other moneys payable under Section 6.2 forthwith become due and payable to the Trustee as though such a declaration and a demand therefor had actually been made.

(f) All rights of action hereunder may be enforced by the Trustee, without the possession of any of the Notes or the production thereof on the trial or other proceedings relative thereto.

6.5 Suits by Noteholders

No Noteholder has the right to institute any action or proceedings or to exercise any other remedy authorized by this Indenture for the purpose of enforcing any right hereunder or under any Note or for the execution of any trust or power hereunder or for the appointment of a liquidator or receiver or for a receiving order under any bankruptcy legislation or to have Business Trust terminated or to file or prove a claim in any liquidation or bankruptcy proceedings, unless a Special Resolution and indemnity referred to in Section 11.2 have been tendered to the Trustee and the Trustee has failed to act within a reasonable time thereafter. In such case, but not otherwise, any Noteholder acting on behalf of himself and all other Noteholders is entitled to take proceedings in any court of competent jurisdiction such as the Trustee might have taken under Section 6.4. No one or more Noteholders have any right in any manner whatsoever to affect, disturb or prejudice the rights hereby created by his or their action, or to enforce any right hereunder or under any Note, except subject to the conditions and in the manner herein provided, and all powers and trusts hereunder are to be exercised and all proceedings at law instituted, held and maintained by the Trustee, except only as herein provided, and in any event for the equal benefit of all Noteholders.

6.6 Application of Moneys Received by Trustee

Except as otherwise herein provided, the Trustee will hold moneys arising from any enforcement hereof in trust and will apply those moneys together with any other moneys then or thereafter in the hands of the Trustee available for the purpose, as follows:

(a) first, in payment or reimbursement to the Trustee of the reasonable remuneration, expenses, disbursements and advances of the Trustee earned, incurred or made in the execution of its obligations and responsibilities hereunder and in the administration or execution of any trusts hereunder or otherwise in relation to this Indenture with interest thereon as herein provided;

(b) thereafter in or towards payment, rateably and proportionately, firstly of the principal of the Notes, secondly of the accrued and unpaid interest on the Notes, and thirdly of the other moneys payable hereunder, unless the order or priority of payment is otherwise directed by Special Resolution and, in that case, in such order or priority as between such principal and interest as may be directed by such Special Resolution; and

(c) lastly, payment of the surplus (if any) of such moneys to Business Trust or its assigns, unless otherwise required by law.

6.7 Distribution of Proceeds

Payments to Holders pursuant to section 6.6 are to be made as follows:

(a) The Trustee will give at least 10 days' notice of every such payment to the Noteholders in the manner provided in Section 12.1 specifying the time when and the place or places where the Notes are to be presented and the amount of the payment and the application thereof as between principal, interest and any other moneys payable hereunder.

(b) The Trustee will make payment of any Note upon presentation thereof at any one of the places specified in such notice. Any such Note thereby paid in full is to be surrendered upon such payment and otherwise such payment is to be recorded by endorsement thereon; but the Trustee may in its discretion dispense with presentation and surrender in any special case upon such indemnity being given as it deems sufficient.

(c) From and after the date of payment specified in the notice, interest accrues only on the amount owing on each Note after giving credit for the amount of the payment specified in such notice, unless such Note is duly presented on or after the date so specified and payment of such amount is not made.

(d) The Trustee is not required to make any interim payment to Noteholders, unless the moneys in its hands, after reserving therefrom such amount as the Trustee considers necessary to provide for the payments mentioned in subsection 6.6(a), exceed 5% of the principal amount of the Notes.

6.8 Immunity of Business Trustee, etc.

The Noteholders and the Trustee hereby waive and release any right, cause of action or remedy now or hereafter existing in any jurisdiction, except for rights provided in any applicable securities legislation, against any past, present or future settlor, trustee, officer, director, employee or agent of the Business Trustee, holder of Business Units or officer, employee or agent of Business Trust for the payment of the principal or interest on any of the Notes or on any covenant, agreement, representation or warranty by Business Trust herein or contained in the Notes; provided, however, that nothing in this Section 6.8 prevents recourse to and the enforcement of liability of any such settlor, trustee, officer, director, employee or agent of the Business Trustee, holder of Business Units, or officer, employee or agent of Business Trust based upon the wilful misconduct or fraud of such settlor, trustee, officer, director, employee or agent of the Business Trustee, holder of Business Units, or officer, employee or agent of Business Trust.

6.9 Remedies Cumulative

Each and every remedy herein conferred upon or reserved to the Trustee, or upon or to the Noteholders, to the extent permitted by law, is cumulative and is in addition to every other remedy given hereunder or now existing or hereafter to exist by law.

6.10 Judgment Against Business Trust

Business Trust covenants and agrees with the Trustee that, in case of any proceedings to obtain judgment for the principal of or interest on, if any, the Notes, judgment may be rendered against it in favour of the Noteholders hereunder, or in favour of the Trustee, as holder of the power of attorney for all the Noteholders, for any amount which may remain due in respect of the Notes and interest thereon and any other moneys payable hereunder by Business Trust.

6.11 Limitation of Liability in Respect of Business Trust

(a) The parties acknowledge that the Business Trustee, officers, directors and employees of the Business Trustee, Petrowest Energy Services General Partner Ltd. and officers, directors and employees of Petrowest Energy Services General Partner Ltd., and in incurring any debts, liabilities or obligations, or in taking or omitting any other actions for or in connection with the affairs of Business Trust are, and are conclusively deemed to be, acting for and on behalf of Business Trust, and not in their own personal capacities. The parties further acknowledge that none of the Business Trustee, officers, directors or employees of the Business Trustee, Petrowest Energy Services General Partner Ltd. nor officers, directors and employees of Petrowest Energy Services General Partner Ltd. are subject to any personal liability for any debts, liabilities, obligations, claims, demands, judgments, costs, charges or expenses (including legal expenses) against or with respect to Business Trust or in respect to the affairs of Business Trust, that no property or assets of the Business Trustee, officers, directors and employees of the Business Trustee, Petrowest Energy Services General Partner Ltd. or officers, directors and employees of Petrowest Energy Services General Partner Ltd., owned in their personal capacity or otherwise, are subject to any levy, execution or other enforcement procedure with regard to any obligations under this Indenture and that no recourse may be had or taken in respect of this Agreement, directly or indirectly, against the Business Trustee, officers, directors and employees of the Business Trustee, Petrowest GP, officers, directors and employees of Petrowest GP or any of the officers of Business Trust in their personal capacity or against any of their successors, heirs, executors, administrators or legal representatives. Business Trust is solely liable therefor and resort is to be had solely to the property and assets of Business Trust for payment or performance thereof.

(b) No unitholder of Business Trust is subject to any personal liability whatsoever, in tort, contract or otherwise, to any party to this Indenture in connection with the obligations or the affairs of Business Trust or the acts or omissions of the Business Trustee or officers of Business Trust or any other person under this Indenture and the other parties hereto shall look solely to the property and assets of Business Trust for satisfaction of claims of any nature arising out of or in connection therewith and the property and assets of Business Trust only are subject to levy or execution.

ARTICLE 7
SATISFACTION AND DISCHARGE

7.1 Cancellation and Destruction

All Notes are to be delivered to the Trustee or to a person appointed by it or by Business Trust with the approval of the Trustee forthwith after full payment thereof and, upon such payment having been made in accordance with this Indenture, are hereby considered to have been cancelled and no longer outstanding hereunder. All Notes cancelled or required to be cancelled under this or any other provision of this Indenture may be destroyed by or under the direction of the Trustee (in the presence of a representative of Business Trust, if Business Trust shall so require) and the Trustee shall prepare and retain a certificate of such destruction and deliver a duplicate thereof to Business Trust.

7.2 Non-Presentation of Notes

If a Noteholder fails to present the Note(s) for payment on the date on which the principal thereon or represented thereby becomes payable at maturity or otherwise or fails to accept payment on account thereof or give such receipt therefor, as may be required by the Trustee:

(a) Business Trust may pay to the Trustee and direct it to set aside; or

(b) in respect of moneys in the hands of the Trustee which may or should be applied to the payment of the Notes, Business Trust may direct the Trustee to set aside,

the principal and interest in trust to be paid without interest to the Holder of such Note, upon due presentation or surrender thereof in accordance with the provisions of this Indenture; and thereupon the principal and interest payable on or represented by each Note in respect whereof such moneys have been set aside are deemed to have been paid and the Holder thereof thereafter has no right in respect thereof, except that of receiving payment of the moneys so set aside by the Trustee upon due presentation and surrender thereof, subject always to the provisions of Section 7.3.

7.3 Repayment of Unclaimed Moneys to Business Trust

Any moneys in the hands of the Trustee and set aside under section 7.2 and not claimed by and paid or delivered as provided in Section 7.2 to Holders of Notes within five years after the date of such setting aside are to be repaid to Business Trust by the Trustee on demand or otherwise as required by the provisions of applicable laws of public order, and thereupon the Trustee is released from all further liability with respect to such moneys and thereafter the Holders of the Notes in respect of which such moneys were so repaid or delivered to Business Trust have no rights in respect thereof, except to obtain payment of the moneys due thereon from Business Trust. For clarity, the repayment of any moneys to Business Trust pursuant to this section does not constitute or result in an Event of Default and Business Trust (and its subsidiaries) are not restricted, in any manner, from conducting its activities and affairs, including all matters contemplated in this Indenture, as a result of such repayment or the rights of any Noteholder(s) to receive such repaid amount (in whole or in part) as due to it.

7.4 Release from Covenants

Upon Written Request and proof being given to the reasonable satisfaction of the Trustee that:

(a) the principal of all the Notes and interest thereon, if any, and other moneys payable hereunder have been paid or satisfied, or that all the outstanding Notes having matured, such payments have been duly and effectually provided for by payment to the Trustee or otherwise; and

(b) the Business Deed of Trust has been amended to delete any right or obligation of Business Trust to issue Series 2 Notes to satisfy all or part of the redemption price of Business Units,

and upon payment of all costs, charges and expenses properly incurred by the Trustee in relation to these presents and all interest thereon and the remuneration of the Trustee, or upon provision satisfactory to the Trustee being made therefor, the Trustee shall, at the request and at the expense of Business Trust, execute and deliver to Business Trust such deeds or other instruments as shall be requisite to release Business Trust from the terms of the Indenture and the Notes, except those terms of the Indenture relating to the indemnification of the Trustee.

ARTICLE 8
CONSOLIDATION, MERGER, CONVEYANCE OR TRANSFER

8.1 Certain Requirements in Respect of Merger, etc.

Subject to the approvals required pursuant to the Business Deed of Trust, Business Trust shall not enter into any transaction (whether by way of merger, consolidation, reorganization, lease, sale,

conveyance, transfer, or otherwise) whereby all or substantially all of its undertaking or assets would become the property of any other person as long as any Notes are outstanding or may be issued pursuant to the Business Deed of Trust (other than pursuant to arrangements for the giving of collateral in respect of a debt made in good faith), unless:

(a) such other person (the "**Successor**") is a trust, partnership or corporation constituted under the laws of a province of Canada or the laws of Canada;

(b) the Successor executes, prior to, concurrently with, or immediately following the consummation of such transaction, such indenture supplemental hereto and other instruments (if any) as are satisfactory to the Trustee and in the opinion of Counsel necessary or advisable to evidence the assumption by the Successor of the liability for the due and punctual payment of all the Notes and the interest thereon, if any, and all other moneys payable hereunder and the covenant of such Successor to pay the same and its agreement to observe and perform all the covenants and obligations of Business Trust under this Indenture and the Notes;

(c) such transaction is to the satisfaction of the Trustee and in the opinion of Counsel upon such terms as substantially required to preserve and not to impair any of the rights and powers of the Trustee and of the Noteholders hereunder; and

(d) at the time of or immediately after the consummation of such transaction, no condition or event exists which constitutes or which would, after the lapse of time or giving of notice or both, constitute an Event of Default hereunder.

8.2 <u>Vesting of Powers in Successor</u>

Upon satisfaction of the conditions of Section 8.1, the Successor succeeds to and be substituted for Business Trust with the same effect as if the Successor had been named herein and the Successor possesses and from time to time may exercise each and every right and power of Business Trust under this Indenture in the name of Business Trust or otherwise and any act or proceeding by any provisions of this Indenture required to be done or performed by any trustees or officers of Business Trust may be done and performed with like force and effect by the like trustees (if any), directors (if any) or officers of such Successor.

8.3 <u>Execution of Supplemental Indenture</u>

Upon being satisfied that the conditions of Section 8.1 have been duly observed and performed, the Trustee shall execute any supplemental indenture required, as provided in Article 10.

ARTICLE 9
MEETINGS OF NOTEHOLDERS

9.1 <u>Right to Convene Meeting</u>

The Trustee may at any time call meetings of the Noteholders at such time and place as the Trustee determines. Noteholders or the Business Trustee may, by Noteholders' Request or Written Request, respectively, requisition the Trustee to call a meeting of the Noteholders for the purposes stated in the requisition. To be valid for the purposes hereof, the requisition must state in reasonable detail the business to be transacted at the meeting and must be sent to the Trustee at its principal corporate office in Calgary and to Business Trust and the Business Trustee at the head office of Business Trust. Upon receiving the requisition, the Trustee shall, subject to being indemnified and funded to its reasonable

satisfaction by Business Trust or by the Noteholders signing such requisition against the costs which may be incurred in connection with the calling and holding of such a meeting, call a meeting of Noteholders to transact the business referred to in the requisition, unless:

(a) a record date for a meeting of the Noteholders has been fixed;

(b) the Trustee has called a meeting of the Noteholders and has given notice thereof pursuant to Section 9.2; or

(c) in connection with the business as stated in the requisition:

  (i) the requisition is not submitted to the Trustee at least 90 days before the date of the next scheduled meeting, if any, of the Noteholders;

  (ii) it clearly appears that the matter covered by the requisition is submitted by the Noteholders primarily for the purpose of enforcing a personal claim or redressing a personal grievance against Business Trust, the Trustee, the Business Trustee, the officers of Business Trust or the holders of Business Units, or primarily for the purpose of promoting general economic, political, religious, social or similar causes;

  (iii) the Trustee, at one or more Noteholders' Request, included a matter covered by a requisition on an order of business relating to a meeting of Noteholders held within two years preceding the receipt of such request and such Noteholders failed to present the matter, in person or by proxy, at the meeting;

  (iv) substantially the same matter covered by the requisition was submitted to Noteholders at a meeting of Noteholders held within two years preceding the receipt of the Noteholders' Request and the matter covered by the requisition was defeated; or

  (v) it clearly appears that the rights conferred by this Section 9.1 are being abused to secure publicity.

If the Trustee does not, within 21 days after receiving the requisition, call a meeting, any Noteholders who signed the requisition or the Business Trustee, as the case may be, may call the meeting in accordance with the provisions of Sections 9.2 and 9.9, *mutatis mutandis*. If there is no Trustee, Business Trust shall promptly appoint a successor Trustee in the manner provided in Section 11.9.

9.2 <u>Notice of Meeting of Noteholders</u>

The Trustee will mail or deliver, or cause the mailing or delivery of, notice of all meetings in compliance with the terms of this Indenture of the Noteholders to each Noteholder and the Business Trustee in the manner provided in Section 12.1 and to the auditors of the Business Trust not less than 21 nor more than 50 days (or within such other days as required by law) before the meeting but may be waived in writing by any Noteholders either before or after such meeting. The attendance of a Noteholder at a meeting constitutes a waiver of notice of such meeting except where a Noteholder attends a meeting for the express purpose of objecting to the transaction of any business on the ground that the meeting has not been lawfully called or convened. To be valid for the purposes hereof, notice of any meeting of the Noteholders must state the purposes of the meeting and the time and place for the meeting.

9.3 Quorum

(a) Subject to Section 9.14, a quorum for any meeting of Noteholders is formed by Noteholders present or individuals representing by proxy Noteholders, who hold in the aggregate not less than 25% in principal amount of the Notes then outstanding of all series.

(b) If a quorum of the Noteholders is not present within 30 minutes from the time fixed for holding any meeting, the meeting, if convened by the Noteholders on a Noteholders' Request, is thereupon dissolved or, in any other case the meeting, is thereupon adjourned to the same day in the next week (unless such day is not a Business Day in the place where the meeting is to be held, in which case it is thereupon adjourned to the next following Business Day in such place) at the same time and place. At the adjourned meeting, the Noteholders present in person or represented by proxy form a quorum and may transact the business for which the meeting was originally convened, notwithstanding that they may not represent 25% of the principal amount of the Notes then outstanding.

9.4 Chairman

An individual, who need not be a Noteholder, nominated in writing by the Trustee is to be chairman of the meeting and if no individual is so nominated, or if the individual so nominated is not present within 15 minutes from the time fixed for the holding of the meeting, the Noteholders present in person or by proxy shall choose an individual present to be chairman.

9.5 Power to Adjourn

The chairman of any meeting at which a quorum of the Noteholders is present may with the consent of the Holders of a majority in principal amount of Notes represented thereat and voting thereon adjourn any such meeting and no notice of such adjournment need be given, except such notice (if any) as the meeting may prescribe.

9.6 Show of Hands

Every question submitted to a meeting is decided in the first place by a majority of the votes given on a show of hands, except that a vote on any Special Resolution is to be given in the manner hereinafter provided. At any such meeting, unless a poll is required or duly demanded as herein provided, a declaration by the chairman that a resolution has been carried or carried unanimously or by a particular majority or lost or not carried by a particular majority is conclusive evidence of the fact.

9.7 Poll

On every Special Resolution, and on any other question submitted to a meeting when demanded, after a vote by a show of hands, by the chairman or by one or more of the Noteholders acting in person or by proxy and holding at least 5% of the aggregate principal amount of the Notes then outstanding, a poll is to be taken in such manner as the chairman directs. Questions other than Special Resolutions are decided by the votes of the Holders of a majority of the aggregate principal amount of the Notes represented at the meeting who voted on the poll.

9.8 Voting

Holders of Notes may attend and vote at all meetings of the Noteholders either in person or by proxy. On a show of hands every individual who is present and entitled to vote, whether as a Noteholder

or as proxy for one or more absent Noteholders, or both, has one vote. On a poll, each Noteholder present in person or represented by proxy is entitled to one vote in respect of each $1 principal amount of Notes of which he is a Holder. The chairman of any such meeting does not have a second or casting vote.

9.9 Record Dates

For the purpose of determining the Noteholders who are entitled to receive notice of and vote at any meeting or any adjournment thereof, or for the purpose of any other action, the Trustee may from time to time, without notice to Noteholders, close the transfer books for such period, not exceeding 30 days, as the Trustee may determine; or with or without closing the transfer books the Trustee may fix a date not more than 60 days prior to the date of any meeting of the Noteholders or other action as a record date for the determination of Noteholders entitled to receive notice of and to vote at such meeting or any adjournment thereof or to be treated as Noteholders of record for purposes of such other action, as the case may be, and any Noteholder who was a Noteholder at the time so fixed is entitled to receive notice of and vote at such meeting or any adjournment thereof, even though he has since that date disposed of his or her Notes, and no person who becomes a Noteholder after that date is entitled to receive notice of or vote at such meeting or any adjournment thereof or to be treated as a Noteholder of record for purposes of such other action.

9.10 Proxies

(a) Whenever the vote or consent of Noteholders is required or permitted under this Indenture, such vote or consent may be given either directly by the Noteholder or by a proxy in such form as is acceptable to the Trustee acting reasonably. A proxyholder need not be a Noteholder. The Trustee may solicit such proxies from the Noteholders or any of them in any matter requiring or permitting the Noteholders' vote, approval or consent in such manner as may be required by applicable law.

(b) The Trustee may adopt, amend or repeal such rules relating to the appointment of proxyholders and the solicitation, execution, validity, revocation and deposit of proxies, as it in its discretion from time to time determine.

9.11 Resolution in Lieu of Meeting

A resolution signed in writing by Noteholders holding a proportion of the principal amount of the aggregate principal amount of all outstanding Notes equal to the proportion of the principal amount of Notes required to vote in favour thereof at a meeting of Noteholders to approve that resolution is as valid as if it had been passed at a duly called meeting of Noteholders, provided that such resolution is signed by the Trust if at the relevant time the Trust owns in excess of 25% of the said aggregate principal amount.

9.12 Business Trust and Trustee may be Represented

The officers of Business Trust, the officers and directors of the Business Trustee and representatives of the Trustee, their respective advisers (including legal advisors), and any other person permitted by the chairperson of the meeting to attend, may attend any meeting of the Noteholders but have no vote as such.

9.13 Powers Exercisable by Special Resolution

In addition to all other powers stated in this Indenture to be exercisable by Special Resolution and all other powers conferred by law, a meeting of the Noteholders shall have the following powers exercisable from time to time by Special Resolution:

(a) power to agree to any modification, abrogation, alteration, compromise or arrangement of the rights of Noteholders or the Trustee (subject to the approval of the Trustee) against Business Trust, whether such rights arise under this Indenture, the Notes or otherwise and to authorize the Trustee to concur in and to execute any deed or instrument supplemental hereto or thereto embodying any such modification, abrogation, alteration, compromise or arrangement, provided that any such modification, abrogation, alteration, compromise or arrangement has been agreed to by Business Trust;

(b) power to direct or authorize the Trustee to exercise any power, right, remedy or authority given to it by this Indenture or the Notes in any manner specified in such Special Resolution or to refrain from exercising any such power, right, remedy or authority;

(c) power to waive and direct the Trustee to waive any default on the part of Business Trust in complying with any provision of this Indenture or the Notes, or to annul and to direct the Trustee to annul any declaration in respect of such default made by the Trustee pursuant to section 6.2 either unconditionally or upon any conditions specified in such Special Resolution;

(d) power, with the approval of Business Trust, to sanction the exchange of Notes for any other securities or obligations of Business Trust or any other person;

(e) power to restrain any Noteholder from taking or instituting any suit, action or proceeding for the purpose of enforcing payment by Business Trust of principal or interest or for the execution of any trust or power under this Indenture or the Notes or for the appointment of a liquidator or a receiver or a trustee in bankruptcy or for any other remedy hereunder or thereunder;

(f) power to direct any Noteholder who, as such, has brought any suit, action or proceeding, to stay or discontinue or otherwise deal with the same upon payment, if the taking of such suit, action or proceeding is permitted by Section 6.5, of the costs, charges and expenses reasonably and properly incurred by such Noteholder in connection therewith;

(g) power to sanction any scheme for the reconstruction or reorganization of Business Trust or for the consolidation or merger of Business Trust with any other person or for the sale, leasing, transfer or other disposition of the undertaking, property and assets of Business Trust or any part thereof, provided that no such sanction shall be necessary in respect of any such transaction if the provisions of Section 8.1 have been complied with;

(h) power to assent to any compromise or arrangement with any creditor or creditors or any class or classes of creditors, whether secured or otherwise, and with holders of any Business Units or other securities of Business Trust;

(i) power to amend, alter or repeal any Special Resolution previously passed or sanctioned by the Noteholders or Noteholders' Request previously provided by Noteholders;

(j) power to appoint and remove a committee to consult with the Trustee and to delegate to such committee (subject to such limitations, if any, as may be prescribed in such Special Resolution)

all or any of the powers which the Noteholders could exercise by Special Resolution under this Section 9.13. The Special Resolution making such appointment may provide for payment of the expenses and disbursements of and compensation to such committee. Such committee is to consist of such number of persons as prescribed in the Special Resolution appointing it, and the members need not be themselves Noteholders. Subject to the Special Resolution appointing it, every such committee may elect its chairman and may make regulations respecting its quorum, the calling of its meetings, the filling of vacancies occurring in its number, the manner in which it may act and its procedure generally and such regulations may provide that the committee may act at a meeting at which a quorum is present or may act by minutes signed by a majority of the members thereof or the number of members thereof necessary to constitute a quorum, whichever is the greater. All acts of any such committee within the authority delegated to it shall be binding upon all Noteholders. Neither such committee nor any member thereof shall be liable for any loss arising from or in connection with any action taken or omitted to be taken in good faith;

(k) power to remove the Trustee and appoint a new Trustee; and

(l) power to authorize the Trustee to grant extensions of time for payment of any principal or interest on the Notes, whether or not the principal or interest, the payment of which is extended, is at the time due or overdue.

Notwithstanding paragraphs (a) to (l) above, no resolution modifies, abrogates, alters, compromises, arranges or otherwise affects the rights of the Trustee hereunder without the Trustee's written consent, such consent not to be unreasonably withheld. Exercise of the Trust's votes in respect of this Section 9.13 are subject to the provisions of Section 8.3 of the Business Deed of Trust.

9.14 <u>Meaning of "Special Resolution"</u>

(a) The expression "**Special Resolution**" when used in this Indenture means, subject to section 9.11, a resolution proposed at a meeting of Noteholders duly convened for the purpose of passing a Special Resolution and held in accordance with the provisions in this Article 9 at which, subject as hereinafter provided, the Holders of at least 51% of the principal amount of the Notes then outstanding are present in person or represented by proxy and passed by the favourable votes of the Holders of not less than 66⅔% of the principal amount of Notes represented at the meeting and voted on a poll upon such resolution, provided in each case, that if at the relevant time the Trust owns in excess of 25% of the said aggregate principal amount of the Notes then outstanding, the Trust has voted in favour of the said Special Resolution.

(b) If, at any such meeting called for the purpose of passing a Special Resolution, the Holders of at least 51% of the principal amount of the Notes then outstanding are not present in person or represented by proxy within 30 minutes after the time appointed for the meeting, then the meeting if convened by Noteholders on a Noteholders' Request, is thereupon dissolved, but in any other case the meeting stands adjourned to such date, being not less than 14 nor more than 21 days later, and to such place and time as may be appointed by the chairman. Not less than seven days' notice is to be given of the time and place of such adjourned meeting in the manner provided in Section 12.1. To be valid for the purposes hereof, such notice must state that at the adjourned meeting the Noteholders present in person or represented by proxy form a quorum but it is not necessary to set forth the purposes for which the meeting was originally called or any other particulars. At the adjourned meeting, the Noteholders present in person or represented by proxy form a quorum and may transact the business for which the meeting was originally convened and a resolution proposed at such adjourned meeting and passed by the requisite vote as provided in the preceding paragraph is a Special Resolution within the meaning of this Indenture,

notwithstanding that the Holders of less than 51% of the principal amount of the Notes then outstanding are present in person or represented by proxy at such adjourned meeting.

9.15 Series Approval

(a) If any business to be transacted at any meeting is to affect only the rights of the Holders of Notes of a series, which rights are specifically limited herein to such Holders, the provisions of this Article 9 apply as if only the Notes of such series were outstanding and notice of any such meeting need not be given to the Holders of Notes of any other series.

(b) If any business to be transacted at a meeting of Noteholders could affect the rights of the Holders of Notes of a series in an adverse manner materially different from the Holders of Notes of another series (as to which an opinion of Counsel is binding on all Noteholders, the Trustee and Business Trust for all purposes hereof), then:

(i) reference to such fact, indicating the series so affected, is to be made in the notice of such meeting; and

(ii) the holders of Notes of the series so affected are not bound by any action taken at such meeting unless in addition to compliance with the other provisions of this Article at such meeting:

A. there are present in person or by proxy Holders of at least 51% then outstanding of the principal amount of the Notes of such series then outstanding, subject to the provisions of this Article as to quorum at adjourned meetings called for the purpose of passing a Special Resolution; and

B. the resolution is passed by the affirmative vote of the holders of at least 66⅔% of the principal amount of Notes of such series, provided that if the Trust then owns in excess of 25% of the aggregate principal amount of the Notes in such series then outstanding, the Trust has approved the said resolution.

9.16 Minutes

The Trustee shall make minutes of all resolutions and proceedings at every such meeting as aforesaid and shall duly enter such minutes in books to be from time to time provided for that purpose by the Trustee at the expense of Business Trust, and any such minutes as aforesaid, if signed by the chairman of the meeting (acting in good faith) at which such resolutions were passed or proceedings had, are *prima facie* evidence of the matters therein stated and, until the contrary is proved, every such meeting, in respect of the proceedings of which minutes have been made and signed as aforesaid, are deemed to have been duly held and convened and all resolutions passed or proceedings had thereat to have been duly passed and had.

9.17 Effect of Resolutions

Every resolution and every Special Resolution passed in accordance with the provisions of this Article 9 at a meeting of Noteholders is binding upon all the Noteholders, whether present at or absent from such meeting, and every instrument in writing signed by the Noteholders in accordance with Section 9.11 is binding upon all the Noteholders, whether signatories thereto or not, and each and every Noteholder and the Trustee (subject to any provisions for its indemnity herein contained) is bound to give effect accordingly to every such resolution, Special Resolution and instrument in writing. Unless the

Trustee agrees otherwise, the Trustee or Business Trust will notify the Noteholders of the passing of every resolution and every Special Resolution, the manner provided in Section 12.1.

ARTICLE 10
SUPPLEMENTAL INDENTURES

10.1 Provision for Supplemental Indentures for Certain Purposes

From time to time Business Trust and the Trustee may, without any further approval or consent of the Noteholders (subject to the provisions of this Indenture), and they shall, when so directed by the provisions hereof, execute and deliver indentures or instruments supplemental hereto, which thereafter shall form part hereof, for any one or more or all of the following purposes:

(a) evidencing the succession of Successors and the covenants of and obligations assumed by such Successors in accordance with the provisions of Article 8;

(b) giving effect to any Special Resolution passed as provided in Article 9;

(c) adding to the provisions hereof such additional covenants, enforcement provisions, release provisions and other provisions as, in the opinion of Counsel, are necessary or advisable, provided that, in the opinion of the Trustee based on the advice of Counsel, the same are not prejudicial to the legal rights of the Noteholders;

(d) making any modification of any of the provisions of this Indenture or the Notes which is of a formal, minor or technical nature and is not prejudicial to the Noteholders;

(e) making any additions to, deletions from or alterations of the provisions of this Indenture (including any of the terms and conditions of the Notes) which in the opinion of the Trustee based on the advice of Counsel are not prejudicial to the interests of the Noteholders and which are necessary or advisable in order to incorporate, reflect or comply with any legislation the provisions of which apply to this Indenture;

(f) adding to or altering the provisions hereof in respect of the transfer of Notes, including provision for the exchange of Notes of different denominations and making any modification in the form of the Notes which does not affect the substance thereof and which, in the opinion of the Trustee based on the advice of Counsel, is not prejudicial to the interests of the Noteholders;

(g) correcting or rectifying any ambiguities, defective provisions, errors or omissions herein, provided that, in the opinion of the Trustee based on the advice of Counsel, the rights of the Trustee and the Noteholders are not materially prejudiced thereby; and

(h) any other purpose not inconsistent with the terms of this Indenture provided that, in the opinion of the Trustee based on the advice of Counsel, the rights of the Trustee and of the Noteholders are not materially prejudiced thereby.

10.2 Binding Effect of Modifications

Every modification, addition, deletion, alteration, correction or rectification to, from or of the provisions hereof binds the Noteholders and notice thereof is to be given as soon as practicable in accordance with Section 12.1, unless the Trustee agrees otherwise.

ARTICLE 11
CONCERNING THE TRUSTEE

11.1 Conditions Precedent to Trustee's Obligation to Act

The Trustee is not bound to give any notice or do or take any act, action or proceeding in virtue of the powers conferred on it hereby unless and until it has been required so to do under the terms hereof. Subject to any default which may come to the attention of the Trustee by virtue of Business Trust's compliance with subsection 5.1(d), the Trustee is not required to take notice of any default hereunder, other than in payment of any moneys required by any provision hereof to be paid to it, unless and until notified in writing of such default, which notice is to distinctly specify the default desired to be brought to the attention of the Trustee, and in the absence of any such notice the Trustee may for all purposes of this Indenture conclusively assume that Business Trust is not in default hereunder and that no default has been made with respect to the payment of principal or interest on the Notes or in the observance or performance of any of the covenants, agreements or conditions contained herein. Any such notice or requisition in no way limits any discretion herein given to the Trustee to determine whether or not the Trustee shall take action with respect to any default or take action without any such requisition.

11.2 Requirement for Trusts and Indemnity

(a) The obligation of the Trustee to commence or continue any act, action or proceeding for the purpose of enforcing any right of the Trustee or the Noteholders hereunder is conditional upon the Noteholders furnishing, when required by notice in writing by the Trustee, sufficient funds to commence or continue such act, action or proceeding and an indemnity reasonably satisfactory to the Trustee to protect and hold harmless the Trustee and its officers directors and employees against the costs, charges and expenses and liabilities to be incurred thereby and any loss and damage it may suffer by reason thereof. None of the provisions contained in this Indenture require the Trustee to expend or risk its own funds or otherwise incur financial liability in the performance of any of its duties or in the exercise of any of its rights or powers, unless indemnified as aforesaid.

(b) The Trustee may, before commencing or at any time during the continuance of any such act, action or proceeding, require the Noteholders at whose instance it is acting to deposit with the Trustee the Notes held by them, for which Notes the Trustee shall issue receipts.

11.3 Evidence

(a) Whenever it is provided in this Indenture, with reference to any application to the Trustee for the certification and delivery of Notes or other action hereunder, that Business Trust deposit with the Trustee resolutions, certificates, opinions, requests, orders or other documents, it is intended that the truth, accuracy and good faith at the time of the granting of such application (or on the effective date of any such certificate or report, as the case may be) of the facts and opinions stated in all documents so deposited are, in each and every such case, conditions precedent to the right of Business Trust to have such application granted. The Trustee may rely and is protected in acting upon any such documents deposited with it in purported compliance with any such provision or of any other purpose hereof, but may in its discretion require further evidence before acting or relying thereon.

(b) The Trustee may rely and is protected in acting upon any resolution, certificate, statement, instrument, opinion, report, notice, request, consent, order, letter, or other paper or document

believed by it to be genuine and to have been signed, sent or presented by or on behalf of the proper party or parties.

11.4 **Experts and Advisers**

(a) The Trustee, at the expense of Business Trust, may employ or retain such Counsel, accountants, appraisers or other experts or advisers as it may reasonably require for the purpose of discharging its duties hereunder and may pay reasonable remuneration (payable by Business Trust in accordance with Section 5.2) for all services so performed by any of them, and is not responsible for any misconduct on the part of any of them.

(b) The Trustee may act and is protected in acting in good faith on the opinion or advice of or information obtained from any Counsel, accountant, appraiser or other expert or adviser, whether retained or employed by Business Trust or by the Trustee, in relation to any matter arising in the administration of the trusts hereunder and the fulfilment of its obligations and the exercise of its rights hereunder.

11.5 **Documents, Moneys, etc. Held by Trustee**

Any securities, documents of title or other instruments that may at any time be held by the Trustee subject to the trusts hereof may be placed in the deposit vaults of the Trustee or of any Canadian chartered bank or deposited for safe-keeping in the Province of Alberta with any such bank. Unless herein otherwise expressly provided, any moneys so held, pending the application or withdrawal thereof under any provisions of this Indenture, may be deposited in the name of the Trustee in any Canadian chartered bank at the rate of interest (if any) then current on similar deposits or, with the consent of Business Trust, may be invested in securities issued or guaranteed by the government of Canada or of any province thereof, maturing not more than 90 days from the date of investment. All interest or other income received by the Trustee in respect of such deposits and investments belongs to Business Trust and must be remitted to Business Trust or in accordance with the provisions of applicable laws of public order, three years from Maturity Date of the Notes in respect of which such moneys were held by the Trustee, unless an Event of Default has occurred and is continuing, in which case the Trustee will hold all such interest and income and will apply same in accordance with Section 6.6. The Trustee shall not be liable for any losses incurred in the investment of any funds which are invested in accordance with this Section 11.5.

11.6 **Action by Trustee to Protect Interests**

The Trustee may institute and maintain such actions and proceedings as it considers necessary or expedient to preserve, protect and enforce its interests and the interests of the Noteholders.

11.7 **Trustee not Required to give Security**

The Trustee is not required to give any bond or security in respect of the execution of the trusts and powers of this Indenture or the Notes or otherwise in respect of this Indenture or the Notes.

11.8 **Protection of Trustee**

By way of supplement to the provisions of any law for the time being relating to trustees:

(a) the Trustee is not liable for or by reason of any statements of fact or recitals in this Indenture or in the Notes or (except the representation contained in Section 11.10 and in the certificate of the

Trustee on the Notes) or required to verify the same, but any such statements or recitals are and are deemed to be made by Business Trust;

(b) nothing herein contained imposes any obligation on the Trustee to see to or require evidence of the registration or filing (or renewal thereof) of this Indenture or any instrument ancillary or supplemental hereto or thereto;

(c) the Trustee is not bound to give to any person notice of the execution hereof;

(d) the Trustee does not incur any liability or responsibility whatever or is in any way responsible for the consequence of any breach on the part of Business Trust of any of the covenants contained in this Indenture or the Notes or of any acts of the agents or servants of Business Trust;

(e) the Trustee may use its own judgment, acting reasonably, in the performance of its duties as Trustee for Business Trust, but at any time it may apply to the Business Trustee or to Counsel, which may, but need not, be Counsel to Business Trust, at the expense of Business Trust, for instructions or advice, and Business Trust will fully protect and hold the Trustee harmless from all liability and reasonable costs for any action taken, or not taken, by the Trustee in accordance with or pursuant to such instructions or advice that may be given to it;

(f) subject to the provisions of any applicable laws and except for its acts of gross negligence or wilful misconduct, the Trustee shall not be liable for any act done or step taken or omitted by it in good faith, or for any mistake of fact or law and Business Trust agrees, at all times, to indemnify and save harmless the Trustee and its respective officers, directors, employees, shareholders, agents representatives, successors and assigns (collectively, "**Representatives**"), from and against any and all liabilities, losses, claims, damages penalties, fines, actions, suits, demands, levies, assessments, costs, charges, expenses and disbursements (including, without limitation, any and all legal and advisor fees and disbursements) (collectively, "**Liabilities**") of whatever kind or nature which may at any time be suffered by, imposed upon, incurred by or asserted against the Trustee and its Representatives, whether groundless or otherwise, howsoever arising from or out of any act, omission or error of the Trustee made in connection with its acting as Trustee hereunder. Notwithstanding any other provision hereof, this indemnity and the obligations provided for in this Section shall survive any termination of the Trust created hereby, whether by reason of removal or resignation of the Trustee, termination or discharge of this Indenture or otherwise;

(g) the transfer of any Notes in respect of a certificate presented to the Trustee may be refused by it until it is satisfied that such certificate is valid, acting reasonably, that the endorsement thereon is genuine and that the transfer requested is legally authorized. The Trustee shall not incur any liability by refusing in good faith to effect any transfer which, in its judgment, is improper or unauthorized; and

(h) the Trustee shall only be obligated to disburse monies in accordance with this Indenture to the extent that monies have been deposited with it.

11.9 Replacement of Trustee

(a) The Trustee may resign and is discharged from all further duties and liabilities hereunder by giving to Business Trust not less than 90 days' notice in writing or such shorter notice as Business Trust may accept as sufficient. The Noteholders, by Special Resolution, may at any time remove the Trustee and appoint a new trustee. In the event of the Trustee resigning or being removed as

aforesaid or being dissolved, becoming bankrupt, going into liquidation or otherwise becoming incapable of acting hereunder, Business Trust shall forthwith appoint a new trustee unless a new trustee has already been appointed by the Noteholders; failing such appointment by Business Trust, the retiring Trustee or any Noteholder may apply to the Court of Queen's Bench of Alberta, on such notice as the Court may direct, for the appointment of a new trustee; but any new trustee so appointed by Business Trust or by the Court is subject to removal or replacement as aforesaid by the Noteholders. Any new trustee appointed under these provisions must be a corporation authorized to carry on the business of a trust company in the Province of Alberta. On any new appointment, the new trustee is vested with the same powers, rights, duties and responsibilities as if it had been originally named herein as Trustee without any further assurance, conveyance, act or deed, but there is to be immediately executed, at the expense of Business Trust, all such conveyances or other instruments as may, in the opinion of Counsel, are necessary or advisable for the purpose of assuring the same to the new trustee. At the request of Business Trust or the new trustee, the retiring Trustee, upon payment of the amounts, if any, due to it pursuant to section 5.2, shall duly assign, transfer and deliver to the new trustee all property and money held and all records kept by the retiring Trustee hereunder or in connection herewith.

(b) Any corporation into which the Trustee is merged or with which it is consolidated or amalgamated or any corporation resulting from any merger, consolidation or amalgamation to which the Trustee is a party, is the successor trustee under this Indenture without the execution of any instrument or any further act.

11.10 Conflict of Interest

(a) The Trustee represents to Business Trust that at the time of the execution and delivery hereof no material conflict of interest exists in the Trustee's role as a fiduciary hereunder and agrees that in the event of a material conflict of interest arising hereafter it will, within 90 days after ascertaining that it has such material conflict of interest, either eliminate same or resign its trust hereunder.

(b) Subject to the preceding paragraph, the Trustee, in its personal or any other capacity, may buy, lend upon and deal in securities of Business Trust and generally may contract and enter into business transactions with Business Trust or any of its affiliates without being liable to account for any profit made thereby.

11.11 Delegation of Powers

The Trustee may delegate to any person the performance of any of the trusts and powers vested in it by this Indenture and any such delegation may be made upon such terms and conditions and subject to such regulations as the Trustee may think to be in the interests of the Noteholders.

11.12 Acceptance of Trust

The Trustee hereby accepts any and all trusts created or constituted for the purposes of such sections, agrees to perform the same upon the terms and conditions herein set forth and in acting as Trustee hereunder is not subject to any personal liability for any debts, liabilities, obligations, claims, demands, judgments, costs, charges or expenses against or with respect to this Indenture and the trusts established hereunder. The duties, obligations and responsibilities of the Trustee shall be determined solely pursuant to the provisions hereof and, accordingly, the Trustee is responsible only for the duties and obligations it has undertaken pursuant hereto.

11.13 Trustee's Right Not to Act

The Trustee retains the right not to act and is not liable for refusing to act if, due to a lack of information or for any other reason whatsoever, the Trustee, in its sole judgment, determines that such act might cause it to be in non-compliance with any applicable anti-money laundering or anti-terrorist legislation, regulation or guideline. Further, should the Trustee, in its sole judgment, determine at any time that its acting under this Indenture has resulted in its being in non-compliance with any applicable anti-money laundering or anti-terrorist legislation, regulation or guideline, then it has the right to resign on 10 days' written notice to Business Trust, provided that (a) the Trustee's written notice describes the circumstances of such non-compliance, or (b) if such circumstances are rectified to the Trustee's satisfaction within such 10-day period, then such resignation is not effective.

ARTICLE 12
MISCELLANEOUS

12.1 Manner of Giving Notice

Any notice required or permitted by the provisions of this Indenture to be given to a Noteholder, the Trustee, Business Trust or the Business Trustee is deemed conclusively to have been made if given either by hand delivery (by courier or otherwise) or by prepaid first class mail or, where specifically provided for below, by facsimile transmission, addressed:

(a) in the case of the Noteholders, at their addresses shown on the register kept by the Trustee pursuant to Section 2.14;

(b) in the case of the Trustee:

Valiant Trust Company
310, 606 - 4th Street S.W.
Calgary, Alberta T2P 1T1

Attention: Manager, Income Trusts
Fax: (403) 233-2857

(c) in the case of Business Trust or the Business Trustee:

Petrowest Energy Services Business Trust
c/o Petrowest Energy Services Trustee
Suite 204, 10605 Westside Drive
Grande Prairie, AB T8V 8E5

Attention: President
Fax: (780) 830-0882

provided that if there is a general discontinuance of postal service due to strike, lockout or otherwise, such notice may be given by publication twice in the Report on Business section of the National Edition of *The Globe and Mail* or a similar section of any other newspaper having national circulation in Canada; provided further that if there is no such newspaper having national circulation, then by publishing twice in the business section or a newspaper in the city where the registers referred to in Section 2.14 are maintained. Any notice so given is deemed to have been given, if delivered, on the day of hand delivery, if mailed, or the day following that on which the notice was mailed, if faxed (with confirmation received),

on the day of transmittal thereof if given during the normal business hours of the recipient and on the Business Day during which such normal business hours next occur if not given during such hours on any day, or, in the case of notice being given by publication, after publishing such notice twice in the designated newspaper or newspapers. In proving notice was mailed, it is sufficient to prove that such notice was properly addressed, stamped and mailed. Notice to any one of several joint Holders of Notes is deemed effective notice to the other joint Holders. Any notice sent by mail to or left at the address of a Noteholder pursuant to this section is, notwithstanding the death or bankruptcy of such Noteholder, and whether or not the Trustee has notice of such death or bankruptcy, deemed to have been fully given and is deemed sufficient notice to all persons having an interest in the Notes concerned.

12.2 Execution and Effect of Restated Indenture

Subject to Article 10, a restated Indenture, setting forth the terms of this Indenture, as amended to the time of execution, may be executed at any time or from time to time by the Trustee and such restated Indenture as so executed shall thereafter be effective and may thereafter be referred to *in lieu* of the original Indenture as so amended; provided, however, that no such execution of a restated Indenture is deemed to constitute a termination of this Indenture or the trusts constituted hereunder.

12.3 Consolidations

The Trustee may prepare consolidated copies of this Indenture as it may from time to time be amended or amended and restated and may certify the same to be a true consolidated copy of this Indenture, as amended or amended and restated.

12.4 Severability

The provisions of this Indenture are severable. If any provisions of this Indenture are in conflict with any applicable law, the conflicting provisions shall be deemed never to have constituted a part of this Indenture and shall not affect or impair any of the remaining provisions thereof. If any provision of this Indenture is held invalid or unenforceable in any jurisdiction, such invalidity or unenforceability attach only to such provision in such jurisdiction and to not in any manner affect or render invalid or unenforceable such provision in any other jurisdiction or any other provision of this Indenture in any jurisdiction.

12.5 Successors and Assigns

The provisions of this Indenture and the Notes enure to the benefit of, and are binding upon, the parties and their respective successors and assigns.

12.6 Business Trustee Acting as Trustee Only

The Trustee hereby acknowledges that the authorized signatories of the Business Trustee who have executed this Indenture on behalf of Business Trust have done so solely in their capacities as authorized signatory of the trustee of Business Trust, and not in any other capacities. Business Trust shall be solely responsible for the performance of Business Trust's obligations hereunder and the assets of Business Trust solely shall be subject to levy or execution in satisfaction of such obligations.

12.7 Tax Withholdings

Business Trust is entitled to deduct and withhold from any distribution or consideration otherwise payable to any Noteholder such amounts as Business Trust is required to deduct and withhold (including,

for greater certainty, any amount required to be withheld under section 116 of the *Income Tax Act* (Canada) (the "**Tax Act**")) in the case where a Noteholder has become a non-resident (within the meaning of the Tax Act) with respect to such payment under the Tax Act or any provision of provincial, state, local or foreign tax law, in each case, as amended. To the extent that any amounts are so withheld, such withheld amounts are to be treated for all purposes hereof as having been paid to the Holder in respect of which such deduction and withholding was made, provided that such withheld amounts are actually remitted to the appropriate taxing authority. To the extent that the amount so required to be deducted or withheld from any payment to a Holder exceeds the cash portion of the consideration otherwise payable to the Holder, Business Trust is hereby authorized to sell or otherwise dispose of such portion of the consideration as is necessary to provide sufficient funds to Business Trust to enable it to comply with such deduction or withholding requirement and Business Trust shall notify the Holder thereof and remit any unapplied balance of the net proceeds of such sale.

12.8 Counterparts

This Indenture may be simultaneously executed in several original or facsimile counterparts, each of which when so executed is deemed to be an original, and such counterparts together, constitute one and the same instrument, which is sufficiently evidenced by any such original or facsimile counterparts. Counterparts may be executed either in original or faxed form, in portable document format sent and received via email transmission, and the parties adopt any signatures received by a receiving fax machine or in portable document format via email transmission as original signatures of the parties. Any party providing its signature by fax or email in the foregoing manner shall use its reasonable commercial efforts to promptly forward to the other parties hereto an original of the signed copy of this Indenture which was so faxed or emailed.

IN WITNESS WHEREOF each of the parties has caused these presents to be executed as of the date indicated on the first page of this Indenture.

PETROWEST ENERGY SERVICES BUSINESS TRUST by its trustee, PETROWEST ENERGY SERVICES TRUSTEE LTD.

Per: *"Ken Drysdale"*
Name: Ken Drysdale
Title: President and Chief Executive Officer

VALIANT TRUST COMPANY

"J. Robert Morris"
Name: J. Robert Morris
Title: General Manager

"Concepcion Jalbuena"
Name: Concepcion Jalbuena
Title: Manager, Income Trusts

SCHEDULE A

To the Note Indenture between Petrowest Energy Services Business Trust and Valiant Trust Company providing for the issue of unsecured Series 1 Notes, Series 2 Notes and Series 3 Notes of Petrowest Energy Services Business Trust.

FORM OF SERIES 1 NOTES

NO. • **PETROWEST ENERGY SERVICES BUSINESS TRUST** **$•**

(A trust constituted under the laws of Alberta)

UNSECURED SERIES 1 NOTE

DUE •, •

Petrowest Energy Services Business Trust ("**Business Trust**") for value received hereby promises to pay to the order of ______________________ on •, • (the "**Maturity Date**") or on such earlier date as the principal amount hereof may become due in accordance with the provisions of the Indenture hereinafter mentioned, the sum of

• DOLLARS ($•)

in lawful money of Canada, on presentation and surrender of this Series 1 Note at the principal office of Valiant Trust Company as trustee (the "**Trustee**") in the City of Calgary and such other cities as the Trustee may keep branch registers for these Series 1 Notes from time to time, and to pay interest on the principal amount hereof at the rate of the prime lending rate of interest established by • from time to time plus •% per annum from and including the date of issuance hereof or from and including the last date to which interest has been paid or made available for payment, whichever is later, in monthly instalments in arrears on or before each Interest Payment Date, with overdue interest, if any, at the same rate after as well as before maturity, default and judgment, with interest on overdue interest at the same rate.

As interest on this Series 1 Note becomes payable, Business Trust (except in case of payment at maturity or on redemption, which may, at the option of Business Trust, be paid upon presentation and surrender of this Series 1 Note) shall forward or cause to be forwarded by prepaid post to the registered address of the registered holder of the Series 1 Note for the time being, or in the case of joint holders to the registered address of the joint holder whose name appears first on such register, or in such other manner as such holder may instruct, a cheque or other transfer of funds for such interest, less any tax required by law to be deducted, if any, payable to the order of such holder or holders and negotiable at par at any of the places at which interest upon this Series 1 Note is payable. The forwarding of such cheque or other transfer of funds shall satisfy and discharge the liability for interest on this Series 1 Note to the extent of the sum represented thereby (plus the amount of any tax deducted as aforesaid), unless such cheque or funds be not paid on presentation.

This Series 1 Note is one of the unsecured Series 1 Notes due •, • which may be issued from time to time in an indeterminate amount under a Note Indenture (the "**Indenture**") made as of •, • and made between Business Trust and the Trustee. Reference is hereby made to the Indenture for a description of the rights of the holders of the said Series 1 Notes, Business Trust and the Trustee and of the terms and conditions upon which the Series 1 Notes are issued and held, all to the same effect as if the provisions of the Indenture were herein set forth, to all of which provisions the holder of this Series 1 Note, by acceptance hereof, assents. By acceptance hereof, the holder is deemed to acknowledge and consent to the collection,

use and disclosure of personal information as provided for in the Indenture. All capitalized terms used herein have the meaning attributed thereto in the Indenture unless otherwise indicated.

The Series 1 Notes are issuable as fully registered Series 1 Notes in denominations of $1 and integral multiples of $1 and in other authorized denominations.

This Series 1 Note and all other Notes certified and issued under the Indenture rank *pari passu* with one another, in accordance to their tenor without discrimination, preference or priority. The payment of the principal and interest is subordinated to the prior payment in full of Senior Indebtedness. The Indenture does not restrict Business Trust from incurring additional Indebtedness for borrowed money or from mortgaging, pledging or charging its properties to secure any Indebtedness.

At any time, upon at least 10 days' prior notice, Business Trust has the right to redeem all or less than all of the Series 1 Notes upon payment in (i) lawful money of Canada, (ii) Series 3 Notes or (iii) a combination thereof of an amount equal to the principal amount of Series 1 Notes to be redeemed plus all accrued but unpaid interest on such principal amount to the Redemption Date. If less than all of the Series 1 Notes are to be redeemed, each Holder of Series 1 Notes shall have a proportion of the Series 1 Notes held by such Holder redeemed equal to the proportion which the aggregate dollar amount of Series 1 Notes to be redeemed is to the aggregate dollar amount of all Series 1 Notes outstanding at such time, rounded up to the next closest $1 of principal amount of Series 1 Notes held by such Noteholder.

At any time, the Trust has the right to require the redemption of all or less than all of the Series 1 Notes upon payment in lawful money of Canada of an amount equal to the principal amount of Series 1 Notes to be redeemed plus all accrued but unpaid interest on such principal amount to the Redemption Date. If less than all of the Series 1 Notes are to be redeemed, each Holder of Series 1 Notes shall have a proportion of the Series 1 Notes held by such Holder redeemed equal to the proportion which the aggregate dollar amount of Series 1 Notes to be redeemed is to the aggregate dollar amount of all Series 1 Notes outstanding at such time, rounded up to the next closest $1 of principal amount of Series 1 Notes held by such Noteholder.

Subject to regulatory requirements, the Series 1 Notes may be purchased by Business Trust in the open market or by tender or private contract at any price. Series 1 Notes purchased by Business Trust shall be cancelled and shall not be reissued.

In all cases, if taxes are required to be deducted from a payment in cash payable to a Holder, such Holder shall receive such payment less all such applicable taxes.

The Indenture contains provisions for the holding of meetings of Noteholders and rendering resolutions passed at such meetings and instruments in writing signed by the holders of either a simple majority or 66⅔% of the Notes, as may be required by the Indenture, of all series outstanding binding upon all Noteholders, subject to the provisions of the Indenture.

This Series 1 Note may only be transferred, upon compliance with the conditions precedent in the Indenture, at one of the registers kept at the above-mentioned principal offices of the Trustee and at such other place or places, if any, or by such other registrar or registrars, if any, as Business Trust with the approval of the Trustee may designate, and may be exchanged at any such place, by the registered holder hereof or his or her executors or administrators or other legal representatives or his or their attorney duly appointed by an instrument in writing in form and execution satisfactory to the Trustee, and upon payment of a reasonable fee to be fixed by the Trustee, and upon compliance with such reasonable requirements as the Trustee or registrar may prescribe, and such transfer shall be duly noted thereon by

the Trustee or other registrar. No transfer or exchange of any Series 1 Notes shall be registered during the 15 days preceding any Interest Payment Date.

This Series 1 Note shall not become obligatory for any purpose until it shall have been certified by the Trustee for the time being under the Indenture.

The holder of this Series 1 Note, by receiving and holding same, hereby accepts and agrees to be bound by the terms, and to be entitled to the benefits of this Series 1 Note and of the Indenture, the whole in accordance with and subject to the respective provisions thereof.

IN WITNESS WHEREOF Business Trust has caused this Series 1 Note to be signed by a duly authorized trustee or officer or duly authorized signatory of the Business Trustee in its capacity as trustee of Business Trust.

DATED as of the _____ day of ______________, _____.

PETROWEST ENERGY SERVICES BUSINESS TRUST by its trustee, PETROWEST ENERGY SERVICES TRUSTEE LTD.

By: ______________________________
Authorized Signatory

TRUSTEE'S CERTIFICATE

This Note is one of the Series 1 Notes referred to in the Indenture within mentioned.

VALIANT TRUST COMPANY

By: ______________________________

By: ______________________________

FORM OF ASSIGNMENT

FOR VALUE RECEIVED, the undersigned hereby sells, assigns and transfers unto ____, whose address and social insurance number, if applicable, are set forth below, this Series 1 Note (or $_______________ principal amount hereof) of Petrowest Energy Services Business Trust standing in the name(s) of the undersigned in the register maintained by or on behalf of Petrowest Energy Services Business Trust with respect to such Series 1 Note and does hereby irrevocably authorize and direct Valiant Trust Company, as trustee under the Note Indenture between Petrowest Energy Services Business Trust and Valiant Trust Company dated •, 2006 to transfer such Series 1 Note in such register, with full power of substitution in the premises. The transferee of all or part of the Series 1 Notes referred to in this Form of Assignment acknowledges, by his or her acceptance of such Notes, that the Series 1 Notes are governed by the Trust Indenture.

Dated: ____________________

Address of Transferee: ____

(Street Address)

____

(City, Province and Postal Code)

Social Insurance Number of Transferee, if applicable: __________________________________

* If less than the full principal amount of the within Series 1 Note is to be transferred, indicate in the space provided the principal amount (which must be $1 or an integral multiple thereof).

1. The signature(s) to this assignment must correspond with the name(s) as written upon the face of this Series 1 Note in every particular without alteration or any change whatsoever. The signature(s) must be guaranteed by a Canadian chartered bank or trust company or by a member of the North American STAMP, SEMP or MSP Medallion Programs. Notarized or witnessed signatures are not acceptable as guaranteed signatures.

2. The registered holder of this Series 1 Note is responsible for the payment of any documentary, stamp or other transfer taxes that may be payable in respect of the transfer of this Series 1 Note.

Signature of Guarantor:

____

(the signature of the registered holder authorizing and directing the foregoing assignment must be guaranteed by a Canadian chartered bank listed on Schedule 1 of the *Bank Act* (Canada), by a trust company or a member of an acceptable medallion guarantee program.)

____

Signature of transferring registered holder

SCHEDULE B

To the Note Indenture between Petrowest Energy Services Business Trust and Valiant Trust Company providing for the issue of unsecured Series 1 Notes, Series 2 Notes and Series 3 Notes of Petrowest Energy Services Business Trust.

FORM OF SERIES 2 NOTES

NO. •

PETROWEST ENERGY SERVICES BUSINESS TRUST
(A trust constituted under the laws of Alberta)
UNSECURED SERIES 2 NOTES

$•

Petrowest Energy Services Business Trust ("**Business Trust**") for value received hereby promises to pay to the order of ___________________________ on the __________________ (the "**Maturity Date**") or on such earlier date as the principal amount hereof may become due in accordance with the provisions of the Indenture hereinafter mentioned, the sum of

• DOLLARS ($•)

in lawful money of Canada, on presentation and surrender of this Series 2 Note at the principal office of Valiant Trust Company (the "**Trustee**") in the City of Calgary and such other cities as the Trustee may keep branch registers for these Series 2 Notes from time to time, and to pay interest on the principal amount hereof at the rate of _______% per annum from and including the date of issuance hereof or from and including the last date to which interest has been paid or made available for payment, whichever is later, in monthly instalments in arrears on or before each Interest Payment Date, with overdue interest, if any, at the same rate after as well as before maturity, default and judgment, with interest on overdue interest at the same rate.

As interest on this Series 2 Note becomes payable, Business Trust (except in case of payment at maturity or on redemption, which may, at the option of Business Trust, be paid upon presentation and surrender of this Series 2 Note) shall forward or cause to be forwarded by prepaid post to the registered address of the registered holder of the Series 2 Note for the time being, or in the case of joint holders to the registered address of one of the joint holder whose name appears first on such register, or in such other manner as such holder may instruct, a cheque or other transfer of funds for such interest, less any tax required by law to be deducted, if any, payable to the order of such holder or holders and negotiable at par at any of the places at which interest upon this Series 2 Note is payable. The forwarding of such cheque or other transfer of funds shall satisfy and discharge the liability for interest on this Series 2 Note to the extent of the sum represented thereby (plus the amount of any tax deducted as aforesaid), unless such cheque or funds be not paid on presentation.

This Series 2 Note is one of the unsecured Series 2 Notes which may be issued from time to time in an indeterminate amount under a Note Indenture (the "**Indenture**") made as of •, 2006 and made between Business Trust and the Trustee, as trustee. Reference is hereby made to the Indenture for a description of the rights of the holders of the said Series 2 Notes, Business Trust and the Trustee and of the terms and conditions upon which the Series 2 Notes are issued and held, all to the same effect as if the provisions of the Indenture were herein set forth, to all of which provisions the holder of this Series 2 Note, by acceptance hereof, assents. By acceptance hereof, the holder is deemed to acknowledge and consent to the collection, use and disclosure of personal information as provided for in the Indenture. All capitalized terms used herein have the meaning attributed thereto in the Indenture unless otherwise indicated.

The Series 2 Notes are issuable as fully registered Series 2 Notes in denominations of $1 and integral multiples of $1 thereafter and in other authorized denominations.

This Series 2 Note and all other Notes certified and issued under the Indenture rank *pari passu* with one another, in accordance to their tenor without discrimination, preference or priority. The payment of the principal and interest on the Series 2 Notes is subordinated to the prior payment in full of Senior Indebtedness. The Indenture does not restrict Business Trust from incurring additional Indebtedness for borrowed money or from mortgaging, pledging or charging its properties to secure any Indebtedness.

At any time, upon at least 10 days' prior notice, Business Trust has the right to redeem all or less than all of the Series 2 Notes upon payment in lawful money of Canada of an amount equal to the principal amount of Series 2 Notes to be redeemed plus all accrued but unpaid interest on such principal amount to the Redemption Date. If less than all of the Series 2 Notes are to be redeemed, each holder of Series 2 Notes shall have a proportion of the Series 2 Notes held by such holder redeemed equal to the proportion which the aggregate dollar amount of Series 2 Notes to be redeemed is to the aggregate dollar amount of all Series 2 Notes outstanding at such time, rounded up to the next closest $1 of principal amount of Series 2 Notes held by such Noteholder.

Subject to regulatory requirements, the Series 2 Notes may be purchased by Business Trust in the open market or by tender or private contract at any price. Series 2 Notes purchased by Business Trust shall be cancelled and shall not be reissued.

In all cases, if taxes are required to be deducted from a payment in cash payable to a Holder, such Holder shall receive such payment less all such applicable taxes.

The Indenture contains provisions for the holding of meetings of Noteholders and rendering resolutions passed at such meetings and instruments in writing signed by the holders of either a simple majority or 66⅔% of the Notes, as may be required by the Indenture, of all series outstanding binding upon all Noteholders, subject to the provisions of the Indenture.

This Series 2 Note may only be transferred, upon compliance with the conditions precedent in the Indenture, at one of the registers kept at the above-mentioned principal offices of the Trustee and at such other place or places, if any, or by such other registrar or registrars, if any, as Business Trust with the approval of the Trustee may designate, and may be exchanged at any such place, by the registered holder hereof or his or her executors or administrators or other legal representatives or his or their attorney duly appointed by an instrument in writing in form and execution satisfactory to the Trustee, and upon payment of a reasonable fee to be fixed by the Trustee and upon compliance with such reasonable requirements as the Trustee or registrar may prescribe, and such transfer shall be duly noted thereon by the Trustee or other registrar. No transfer or exchange of any Series 2 Notes shall be registered during the 15 days preceding any Interest Payment Date (as defined in the Indenture). No transfer or exchange of any Series 2 Notes shall be registered during the 15 days preceding any Interest Payment Date.

This Series 2 Note shall not become obligatory for any purpose until it shall have been certified by the Trustee for the time being under the Indenture.

The holder of this Series 2 Note, by receiving and holding same, hereby accepts and agrees to be bound by the terms, and to be entitled to the benefits of this Series 2 Note and of the Indenture, the whole in accordance with and subject to the respective provisions thereof.

IN WITNESS WHEREOF Business Trust has caused this Series 2 Note to be signed by a duly authorized trustee or officer or duly authorized signatory of the Business Trustee in its capacity as trustee of Business Trust.

DATED as of the • day of •, •.*

PETROWEST ENERGY SERVICES BUSINESS TRUST by its trustee, **PETROWEST ENERGY SERVICES TRUSTEE LTD.**

By: ______________________________
Authorized Signatory

* All Series 2 Notes issued in replacement of this Series 2 Note shall be dated the original date of this Series 2 Note.

TRUSTEE'S CERTIFICATE

This Note is one of the Series 2 Notes referred to in the Indenture within mentioned.

VALIANT TRUST COMPANY

By: ______________________________

By: ______________________________

FORM OF ASSIGNMENT

FOR VALUE RECEIVED, the undersigned hereby sells, assigns and transfers unto ____, whose address and social insurance number, if applicable, are set forth below, this Series 2 Note (or $________________ principal amount hereof) of Petrowest Energy Services Business Trust standing in the name(s) of the undersigned in the register maintained by or on behalf of Petrowest Energy Services Business Trust with respect to such Series 2 Note and does hereby irrevocably authorize and direct Valiant Trust Company, as trustee under the Trust Indenture, to transfer such Series 2 Note in such register, with full power of substitution in the premises. The transferee of all or part of the Series 2 Notes referred to in this Form of Assignment acknowledges, by his or her acceptance of such Notes, that the Series 2 Notes are governed by the Trust Indenture.

Dated: ____________________

Address of Transferee: ____
(Street Address)

____
(City, Province and Postal Code)

Social Insurance Number of Transferee, if applicable: ________________________________

* If less than the full principal amount of the within Series 2 Note is to be transferred, indicate in the space provided the principal amount (which must be $1 or an integral multiple thereof).

1. The signature(s) to this assignment must correspond with the name(s) as written upon the face of this Series 2 Note in every particular without alteration or any change whatsoever. The signature(s) must be guaranteed by a Canadian chartered bank or trust company or by a member of the North American STAMP, SEMP or MSP Medallion Programs. Notarized or witnessed signatures are not acceptable as guaranteed signatures.

2. The registered holder of this Series 2 Note is responsible for the payment of any documentary, stamp or other transfer taxes that may be payable in respect of the transfer of this Series 2 Note.

Signature of Guarantor:

____
(the signature of the registered holder authorizing and directing the foregoing assignment must be guaranteed by a Canadian chartered bank listed on Schedule 1 of the *Bank Act* (Canada), by a trust company or a member of an acceptable medallion guarantee program.)

____
Signature of transferring registered holder

SCHEDULE C

To the Note Indenture between Petrowest Energy Services Business Trust and Valiant Trust Company providing for the issue of unsecured Series 1 Notes, Series 2 Notes and Series 3 Notes of Petrowest Energy Services Business Trust.

FORM OF SERIES 3 NOTES

NO. • **PETROWEST ENERGY SERVICES BUSINESS TRUST** **$•**

(A trust constituted under the laws of Alberta)

UNSECURED SERIES 3 NOTE

Petrowest Energy Services Business Trust ("**Business Trust**") for value received hereby promises to pay to the order of __________________________ on • (the "**Maturity Date**") or on such earlier date as the principal amount hereof may become due in accordance with the provisions of the Indenture hereinafter mentioned, the sum of

• DOLLARS ($•)

in lawful money of Canada, on presentation and surrender of this Series 3 Note at the principal office of Valiant Trust Company (the "**Trustee**") in the City of Calgary and such other cities as the Trustee may keep branch registers for these Series 3 Notes from time to time, and to pay interest on the principal amount hereof at the rate of _______% per annum from and including the date of issuance hereof or from and including the last date to which interest has been paid or made available for payment, whichever is later, in monthly instalments in arrears on or before each Interest Payment Date, with overdue interest, if any, at the same rate after as well as before maturity, default and judgment, with interest on overdue interest at the same rate.

As interest on this Series 3 Note becomes due, Business Trust (except in case of payment at maturity or on redemption, which may, at the option of Business Trust, be paid upon presentation and surrender of this Series 3 Note) shall forward or cause to be forwarded by prepaid post to the registered address of the registered holder of the Series 3 Note for the time being, or in the case of joint holders to the registered address of the joint holder whose name first appears on such register, or in such other manner as such holder may instruct, a cheque or other transfer of funds for such interest, less any tax required by law to be deducted, if any, payable to the order of such holder or holders and negotiable at par at any of the places at which interest upon this Series 3 Note is payable. The forwarding of such cheque or other transfer of funds shall satisfy and discharge the liability for interest on this Series 3 Note to the extent of the sum represented thereby (plus the amount of any tax deducted as aforesaid), unless such cheque or funds be not paid on presentation.

This Series 3 Note is one of the unsecured Series 3 Notes which may be issued from time to time in an indeterminate amount under a Note Indenture (the "**Indenture**") made as of •, 2006 and made between Business Trust and the Trustee. Reference is hereby made to the Indenture for a description of the rights of the holders of the said Series 3 Notes, Business Trust and the Trustee and of the terms and conditions upon which the Series 3 Notes are issued and held, all to the same effect as if the provisions of the Indenture were herein set forth, to all of which provisions the holder of this Series 3 Note, by acceptance hereof, assents. By acceptance hereof, the holder is deemed to acknowledge and consent to the collection, use and disclosure of personal information as provided for in the Indenture. All capitalized terms used herein have the meaning attributed thereto in the Indenture unless otherwise indicated.

The Series 3 Notes are issuable as fully registered Series 3 Notes in denominations of $1 and integral multiples of $1 thereafter and in other authorized denominations.

This Series 3 Note and all other Notes certified and issued under the Indenture rank *pari passu* with one another, in accordance to their tenor without discrimination, preference or priority. The payment of the principal and interest on the Series 3 Notes is subordinated to the prior payment in full of Senior Indebtedness. The Indenture does not restrict Business Trust from incurring additional Indebtedness for borrowed money or from mortgaging, pledging or charging its properties to secure any Indebtedness.

At any time, upon at least 10 days' prior notice, Business Trust has the right to redeem all or less than all of the Series 3 Notes upon payment in lawful money of Canada of an amount equal to the principal amount of Series 3 Notes to be redeemed plus all accrued but unpaid interest on such principal amount to the Redemption Date. If less than all of the Series 3 Notes are to be redeemed, each holder of Series 3 Notes shall have a proportion of the Series 3 Notes held by such holder redeemed equal to the proportion which the aggregate dollar amount of Series 3 Notes to be redeemed is to the aggregate dollar amount of all Series 3 Notes outstanding at such time, rounded up to the next closest $1 of principal amount of Series 3 Notes held by such Noteholder.

Subject to regulatory requirements, the Series 3 Notes may be purchased by Business Trust in the open market or by tender or private contract at any price. Series 3 Notes purchased by Business Trust shall be cancelled and shall not be reissued.

In all cases, if taxes are required to be deducted from a payment in cash payable to a Holder, such Holder shall receive such payment less all such applicable taxes.

The Indenture contains provisions for the holding of meetings of Noteholders and rendering resolutions passed at such meetings and instruments in writing signed by the holders of either a simple majority or 66⅔% of the Notes, as may be required by the Indenture, of all series outstanding binding upon all Noteholders, subject to the provisions of the Indenture.

This Series 3 Note may only be transferred, upon compliance with the conditions precedent in the Indenture, at one of the registers kept at the above-mentioned principal offices of the Trustee and at such other place or places, if any, or by such other registrar or registrars, if any, as Business Trust with the approval of the Trustee may designate, and may be exchanged at any such place, by the registered holder hereof or his or her executors or administrators or other legal representatives or his or their attorney duly appointed by an instrument in writing in form and execution satisfactory to the Trustee, and upon payment of a reasonable fee to be fixed by the Trustee and upon compliance with such reasonable requirements as the Trustee or registrar may prescribe, and such transfer shall be duly noted thereon by the Trustee or other registrar. No transfer or exchange of any Series 3 Notes shall be registered during the 15 days preceding any Interest Payment Date (as defined in the Indenture). No transfer or exchange of any Series 3 Notes shall be registered during the 15 days preceding any Interest Payment Date.

This Series 3 Note shall not become obligatory for any purpose until it shall have been certified by the Trustee for the time being under the Indenture.

The holder of this Series 3 Note, by receiving and holding same, hereby accepts and agrees to be bound by the terms, and to be entitled to the benefits of this Series 3 Note and of the Indenture, the whole in accordance with and subject to the respective provisions thereof.

IN WITNESS WHEREOF Business Trust has caused this Series 3 Note to be signed by a duly authorized trustee or officer or duly authorized signatory of the Business Trustee in its capacity as trustee of Business Trust.

DATED as of the • day of •, •.*

PETROWEST ENERGY SERVICES BUSINESS TRUST by its trustee, PETROWEST ENERGY SERVICES TRUSTEE LTD.

By: ______________________________

* All Series 3 Notes issued in replacement of this Series 3 Note shall be dated the original date of this Series 3 Note.

TRUSTEE'S CERTIFICATE

This Note is one of the Series 3 Notes referred to in the Indenture within mentioned.

VALIANT TRUST COMPANY

By: *"J. Robert Morris"*
General Manager

By: *"Concepcion Jalbuena"*
Manager, Income Trusts

FORM OF ASSIGNMENT

FOR VALUE RECEIVED, the undersigned hereby sells, assigns and transfers unto ________________________________, whose address and social insurance number, if applicable, are set forth below, this Series 3 Note (or $____________ principal amount hereof) of Petrowest Energy Services Business Trust standing in the name(s) of the undersigned in the register maintained by or on behalf of Petrowest Energy Services Business Trust with respect to such Series 3 Note and does hereby irrevocably authorize and direct Valiant Trust Company, as trustee under the Trust Indenture, to transfer such Series 3 Note in such register, with full power of substitution in the premises. The transferee of all or part of the Series 3 Notes referred to in this Form of Assignment acknowledges, by his or her acceptance of such Notes, that the Series 3 Notes are governed by the Trust Indenture.

Dated: ________________

Address of Transferee: ____________________________________

(Street Address)

____

(City, Province and Postal Code)

Social Insurance Number of Transferee, if applicable: ________________________

* If less than the full principal amount of the within Series 3 Note is to be transferred, indicate in the space provided the principal amount (which must be $1 or an integral multiple thereof).

1. The signature(s) to this assignment must correspond with the name(s) as written upon the face of this Series 3 Note in every particular without alteration or any change whatsoever. The signature(s) must be guaranteed by a Canadian chartered bank or trust company or by a member of the North American STAMP, SEMP or MSP Medallion Programs. Notarized or witnessed signatures are not acceptable as guaranteed signatures.

2. The registered holder of this Series 3 Note is responsible for the payment of any documentary, stamp or other transfer taxes that may be payable in respect of the transfer of this Series 3 Note.

Signature of Guarantor:

____

(the signature of the registered holder authorizing and directing the foregoing assignment must be guaranteed by a Canadian chartered bank listed on Schedule 1 of the *Bank Act* (Canada), by a trust company or a member of an acceptable medallion guarantee program.)

____

Signature of transferring registered holder

SCHEDULE D

To the Note Indenture between Petrowest Energy Services Business Trust and Valiant Trust Company providing for the issue of unsecured Series 1 Notes, Series 2 Notes and Series 3 Notes of Petrowest Energy Services Business Trust.

FORM OF REDEMPTION NOTICE

PETROWEST ENERGY SERVICES BUSINESS TRUST

UNSECURED SERIES • NOTES

REDEMPTION NOTICE

To: Holders of Series • Notes (the "**Notes**")
Petrowest Energy Services Business Trust ("**Business Trust**")

Note: All capitalized terms used herein have the meaning attributed thereto in the Indenture mentioned below, unless otherwise indicated.

Notice is hereby given pursuant to Section 3.3 of the Indenture made as of •, 2006 between Business Trust and Valiant Trust Company, as trustee, (the "**Trustee**"), that $• principal amount of Notes will be redeemed as of • (the "**Redemption Date**"), upon payment of a redemption amount equal to such $• principal amount of Notes to be redeemed plus all accrued but unpaid interest on such principal amount to the Redemption Date (the "**Redemption Amount**").

The Redemption Amount will be payable upon presentation and surrender of the Notes called for redemption at any of the following corporate trust offices: Valiant Trust Company, 310, 606 – 4th Street S.W., Calgary, Alberta, T2P 1T1.

[If applicable in the case of a redemption of Series 1 Notes] The Redemption Amount will consist of $• in cash and $• principal amount of Series 3 Notes issued by Business Trust for $• principal amount of Series 1 Notes.

The interest upon the principal amount of Notes called for redemption ceases to be payable from and after the Redemption Date, unless payment of the Redemption Amount is not made on presentation for surrender of such Notes at any of the above-mentioned corporate trust offices on or after the Redemption Date and prior to the setting aside of the Redemption Amount pursuant to the Indenture.

[IF LESS THAN ALL OF THE NOTES ARE CALLED FOR REDEMPTION]. If less than all of the Notes of such series are to be redeemed, each Holder of Notes of such series shall have a proportion of the Notes of such series held by such Holder redeemed equal to the proportion which the aggregate dollar amount of Notes of such series to be redeemed is to the aggregate dollar amount of all Notes of such series outstanding at that time, rounded up to the next closest $1 of principal amount of Notes held by such Noteholder.

DATED this _____ day of _______________, _____.

PETROWEST ENERGY SERVICES BUSINESS TRUST by its trustee, **PETROWEST ENERGY SERVICES TRUSTEE LTD.**

By: ________________________________
Authorized Signatory

THIS ESCROW AGREEMENT dated effective the 7th day of September, 2006.

AMONG:

PETROWEST SERVICES LTD., a corporation incorporated under the laws of the Province of Alberta, ("**Acquisitionco**")

- and -

PETROWEST ENERGY SERVICES TRUST, a trust formed under the laws of the Province of Alberta (the "**Trust**")

- and -

The persons or companies executing a Schedule "A" to this Escrow Agreement (collectively, the "**Securityholders**")

- and –

BENNETT JONES LLP a partnership of barristers and solicitors, having an office at the City of Calgary, in the Province of Alberta (hereinafter called the "**Escrow Agent**")

WHEREAS pursuant to purchase and sale agreements (the "**Share Purchase Agreements**"), Acquisitionco agreed to acquire and certain of the Securityholders agreed to sell to Acquisitionco all of the outstanding shares in the capital of the Acquired Companies (as such term is defined in the prospectus (the "**Prospectus**") of the Trust dated August 28, 2006 relating to the initial public offering of the Trust (the "**Offering**"));

AND WHEREAS in partial consideration for the sale of all of the shares of the Acquired Companies, Acquisitionco agreed to cause the Trust to issue and deliver to the Securityholders 12,765,094 trust units of the Trust (the "**Trust Units**");

AND WHEREAS pursuant to the terms of the Offering, the Trust is to issue and deliver to certain of the Securityholders 1,510,000 subordinated units of the Trust (the "**Subordinated Units**");

AND WHERAS pursuant to the terms of the Offering, all of the Trust Units and Subordinated Untits (the "**Subject Securities**") are to be made the subject of this Escrow Agreement.

AND WHEREAS the Escrow Agent has agreed to act as an escrow agent for the purposes referred to in the preceding paragraph.

AND WHEREAS Acquisitionco is an indirect wholly-owned Subsidiary of the Trust.

NOW THEREFORE the parties hereto agree as follows:

1. **Interpretation** - Capitalized terms used herein, including the recitals hereto, which are not otherwise defined herein shall have the meaning ascribed thereto in the Prospectus.

2. **Appointment of Escrow Agent** – Each of the Securityholders, the Trust and Acquisitionco hereby appoint the Escrow Agent to act as escrow agent on the terms and conditions set forth herein and the Escrow Agent hereby accepts such appointment on such terms and conditions.

3. **Escrow and Covenant Not to Sell** – Each of the Securityholders hereby agrees and covenants as follows:

(a) unless it is expressly permitted in this Escrow Agreement, a Securityholder shall not sell, transfer, assign, mortgage, pledge, charge, encumber, enter into a derivative transaction concerning, or otherwise deal in any way with the Subject Securities (the "**Unit Covenant**") or any of the certificates representing same or other evidence of the Subject Securities; and

(b) at the Closing Time, to deposit or agree to deposit or cause to be deposited with the Escrow Agent all certificates representing the Subject Securities (together with any replacement or substituted certificates as herein provided, the "**Certificates**").

4. **Term** - This Agreement shall remain in effect until the earlier of the release from escrow of all of the Subject Securities and the termination of the Unit Covenant, or the termination of this Agreement as hereinafter provided.

5. **Release from Escrow and Covenant Not to Sell**

The certificates representing the Subject Securities shall be released by the Escrow Agent to each of the Securityholders and the Unit Covenant of each Securityholder shall terminate, as follows:

(a) on September 7, 2007, the certificates representing that number of Subject Securities of such Securityholder equal to one-quarter of the total number of Trust Units of such Securityholder shall be released from escrow and the Unit Covenant of such Securityholder in respect of the Subject Securities so released shall terminate and be at an end; and

(b) on September 7, 2008, the Unit Covenant of such Securityholder shall terminate and be at an end and the certificates representing all remaining Subject Securities of such Securityholder shall be released from escrow.

6. **Certificates and Exchange**

The Escrow Agent may deliver one or more of the Certificates to the transfer agent in respect of the securities represented thereby for the purpose of obtaining one or more replacement certificates representing the same aggregate number of such securities for the purpose of facilitating the release to any Securityholder of the correct number of Subject Securities.

7. **Dealing with Subject Securities**

(a) Each Securityholder shall be entitled to exercise any voting rights attached to Subject Securities of such Securityholder.

(b) Each Securityholder shall be entitled to any and all distributions on Subject Securities of such Securityholder.

(c) In the event of the termination of the employment of the Securityholder with the Trust or an Affiliate of the Trust or terminal illness (as defined in either case by the Governance and Compensation Committee of the Administrator of the Trust), the Subject Securities shall be released by the Escrow Agent to such Securityholder and the Unit Covenant of such Securityholder shall terminate.

(d) A Securityholder may transfer all but not less than all of the Subject Securities of such Securityholder within escrow to a trustee in bankruptcy or another person or company entitled to escrow securities on bankruptcy provided that prior to the transfer the Escrow Agent receives:

(i) a certified copy of either,

(A) the assignment in bankruptcy filed with the Superintendent of Bankruptcy, or

(B) the receiving order adjudging the Securityholder bankrupt;

(ii) a certified copy of a certificate of appointment of the trustee in bankruptcy;

(iii) a transfer power of attorney, completed and executed by the transferor in accordance with the requirements of the transfer agent of the Subject Securities; and

(iv) an acknowledgment executed by:

(A) the trustee in bankruptcy, or

(B) on direction from the trustee, with evidence of that direction attached to the acknowledgment form, another person or company legally entitled to the escrow securities;

and in such event this Escrow Agreement shall cease to apply to the Subject Securities of such Securityholder.

(e) A Securityholder may transfer the Subject Securities of such Securityholder, within escrow and subject to the Unit Covenant, to a financial institution for the purpose of a pledge, mortgage or charge of the Subject Securities of such Securityholder to such financial institution as collateral for a loan, provided that prior to the transfer the Escrow Agent receives:

(i) a statutory declaration of an officer of the financial institution that the financial institution has entered into the loan with the Securityholder and is legally entitled to security over the Subject Securities;

(ii) a transfer power of attorney, executed by the transferor in accordance with the requirements of the transfer agent of the Subject Securities; and

(iii) an acknowledgement executed by the financial institution that such transferee agrees to be bound by this Escrow Agreement in respect of the Subject Securities transferred as if an original signatory hereto.

In the event of the realization of any aforesaid loan by the financial institution, the Subject Securities shall remain in escrow.

(f) After the transfer of Subject Securities within escrow, the Subject Securities shall remain in escrow and be released from escrow under this Escrow Agreement as if no transfer has occurred on the same terms that applied before the transfer. The Escrow Agent shall not deliver any share certificates or other evidence of the Subject Securities to transferees under this Section 7.

8. Business Combinations

(a) This Section 8 applies to the following (a "**business combination**"):

(i) a formal take-over bid for all outstanding equity securities of the Trust or which, if successful, would result in a change of control of the Trust;

(ii) a formal issuer bid for all outstanding equity securities of the Trust;

(iii) a statutory arrangement;

(iv) an amalgamation;

(v) a merger; and

(vi) a reorganization that has an effect similar to an amalgamation or merger.

(b) The Escrow Agent shall tender the Subject Securities of such Securityholder to a person or company in a business combination if, at least five business days prior to the date the Subject Securities must be tendered under the business combination, the Securityholder delivers to the Escrow Agent:

(i) a written direction signed by the Securityholder that directs the Escrow Agent to deliver to the depositary under the business combination any certificates or other evidence of the Subject Securities and a completed and executed cover letter or similar document and, where required, a transfer power of attorney completed and executed for transfer in accordance with the requirements of the depositary, and any other documentation specified or provided by the Securityholder and required to be delivered to the depositary under the business combination; and

(ii) any other information concerning the business combination as the Escrow Agent may reasonably request.

(c) As soon as reasonably practicable, and in any event no later than three business days after the Escrow Agent receives the documents and information required under paragraph (b) above, the Escrow Agent shall deliver to the depositary under the business combination, in accordance with the direction, any certificates or other evidence of the Subject Securities, and a letter addressed to the depositary under the business combination that:

(i) identifies the Subject Securities that are being tendered;

(ii) states that the Subject Securities are held in escrow;

(iii) states that the Subject Securities are delivered only for the purposes of the business combination and that they will be released from escrow only after the Escrow Agent receives the declaration described in paragraph (d) below;

(iv) if any certificates or other evidence of the Subject Securities have been delivered to the depositary, requires the depositary to return to the Escrow Agent, as soon as practicable, any certificates or other evidence of Subject Securities that are not released from escrow into the business combination; and

(v) where applicable, requires the depositary to deliver or cause to be delivered to the Escrow Agent, as soon as practicable, any certificates or other evidence of additional Subject Securities that the Securityholder acquires under the business combination.

(d) The Escrow Agent shall release from escrow to the depository under the business combination the tendered Subject Securities when the Escrow Agent receives a declaration signed by the depositary or, if the direction identifies the depositary as acting on behalf of another person or company in respect of the business combination, by that other person or company, that:

(i) the terms and conditions of the business combination have been met or waived; and

(ii) the Subject Securities have either been taken up and paid for or are subject to an unconditional obligation to be taken up and paid for under the business combination.

(e) If the Securityholder receives securities ("**new securities**") of another issuer ("**successor issuer**") in exchange for Subject Securities pursuant to a business combination, the new securities will be subject to escrow and the Unit Covenant will remain in effect in respect of the new securities unless (i) the members of the board of directors of the Administrator of the Trust immediately prior to such transaction do not form the majority of the board of directors of the successor issuer; and (ii) the Securityholder holds less than 1% of the voting rights attached to the successor issuer's outstanding securities following the business combination.

(f) Any securities issued in exchange for Subject Securities pursuant to a business combination or a consolidation, subdivision or other capital reorganization of Acquisitionco shall be deposited in escrow under this Escrow Agreement in substitution or in addition to, as the case may be, the Subject Securities.

(g) Any cash amount to which a Securityholder is entitled in exchange for Subject Securities pursuant to a business combination shall, if received by the Escrow Agent, be released by the Escrow Agent to such Securityholder.

9. **Fees and Disbursements** – The Trust covenants with the Escrow Agent that it will pay to the Escrow Agent the reasonable fees and disbursements of the Escrow Agent for acting as escrow agent hereunder.

10. **Indemnification of Escrow Agent** - The Escrow Agent shall not by reason of its execution of this Agreement assume or be deemed to have assumed any responsibility or liability for any transactions

between the other parties hereto other than for the performance of its obligations with respect to the Certificates in accordance with this Agreement. The Escrow Agent shall incur no liability hereunder or in connection herewith for anything whatsoever other than as a result of its own bad faith or fraud. Acquisitionco and the Trust shall indemnify, hold harmless and defend the Escrow Agent from and against any and all actions, causes of action, claims, demands, damages, losses, costs, liabilities and expense, of any nature or kind (including costs incurred by the Escrow Agent in retaining its own counsel), which may be made or brought against it or which it may suffer or incur as a result of or in respect of or arising out of its appointment as Escrow Agent hereunder, except such as shall result solely and directly from its own bad faith or fraud.

11. **Duties of Escrow Agent** - The Escrow Agent agrees to exercise all reasonable care in the safekeeping of the Certificates and to take all reasonable steps to prevent the loss, theft, damage or destruction, in whole or in part, of the Certificates. The Escrow Agent shall have no duties or responsibilities except as expressly provided in this Agreement and shall not be obligated to recognize, nor have any liability or responsibility arising under, any other agreement to which the Escrow Agent is not a party, notwithstanding that reference thereto may be made herein. It is understood and agreed that the duties of the Escrow Agent hereunder are purely administrative in nature and that the Escrow Agent shall not be liable for any error of judgement, or for any act done or step taken or omitted to be taken by it in good faith, or for any mistake of fact or law, or for anything which it may do or refrain from doing in connection herewith, except for its own bad faith or fraud.

12. **Acceptance of Duties and Responsibilities**

(a) The Escrow Agent hereby accepts the duties in this Escrow Agreement required to be performed by the Escrow Agent and agrees to perform the same upon the terms and conditions set forth in this Escrow Agreement.

(b) The Escrow Agent shall not be responsible for the sufficiency, genuineness or validity of or title to any security deposited with the Escrow Agent hereunder or of any assignment thereof.

(c) The Escrow Agent shall be entitled to rely upon any notice, declaration, certificate, waiver, consent, receipt or other paper or document purporting to be delivered pursuant to this Escrow Agreement and shall not enquire as to the veracity, accuracy or adequacy thereof or be bound by any notice or direction to the contrary by any person other than a person entitled to give such notice and in the absence of bad faith or fraud on the part of the Escrow Agent, none of the Securityholders or Acquisitionco shall hold the Escrow Agent liable for any loss or injury to them.

(d) In case any property held by the Escrow Agent hereunder shall be attached, garnisheed or levied upon under any order of a court or the delivery thereof shall be stayed or enjoined by any order of any court or any other order, judgment or decree shall be made or entered by any court affecting such property or any part thereof, the Escrow Agent is hereby expressly authorized in its sole discretion to obey and comply with all writs, orders, final judgments or decrees so entered or issued and in case the Escrow Agent obeys and complies with any such writ, order, final judgment or decree the Escrow Agent shall not be liable to any of the other parties hereto, their successors or assigns or to any other person, firm or corporation by reason of such compliance.

13. **Replacement of Escrow Agent** - The Escrow Agent may resign and be discharged from all further duties and liabilities hereunder by giving to the other parties hereto ten (10) days' notice in

writing. In the event of the Escrow Agent resigning as aforesaid, a replacement escrow agent shall be appointed by the other parties hereto jointly and failing such appointment the retiring Escrow Agent may apply to a Judge of the Court of Queen's Bench of Alberta, on such notice as such Judge may direct, for the appointment of a new escrow agent or may pay into or otherwise deposit with the Court of Queen's Bench of Alberta the Subject Securities, pending the appointment of a new escrow agent. Either the Securityholders or Acquisitionco may at any time appoint a replacement escrow agent with the consent of the other, which consent shall not be unreasonably withheld. Any replacement escrow agent appointed under the provisions of this Section 13 shall be a firm of barristers and solicitors authorized to practice law in the Province of Alberta. Any escrow agent appointed in accordance with this Section shall be vested with the same powers, rights, duties and responsibilities as if it had been originally named herein as escrow agent, without any further assurance, conveyance, act or deed, and the expression "**Escrow Agent**" herein shall include such replacement escrow agent.

14. **Lost or Damaged Property** - In the event the whole or any part of the Certificates are lost, stolen, damaged or destroyed, the Escrow Agent shall forthwith so notify the other parties hereto who shall, immediately upon receipt of such notice, take all reasonable steps to lodge with the Escrow Agent replacements therefor.

15. **Disputes** - In the event of any disagreement between the parties hereto which in the reasonable opinion of the Escrow Agent may result in adverse claims or demands with respect to the Subject Securities or if any of the parties hereto, including the Escrow Agent, are in disagreement about the interpretation of this Escrow Agreement or about the rights and obligations of the Escrow Agent or the propriety of an action contemplated by the Escrow Agent under this Escrow Agreement, the Escrow Agent may, at its option, if it then holds the Subject Securities, interplead with respect to such matter and pay into court or otherwise deposit the Subject Securities with the Court of Queen's Bench of Alberta. Upon the Escrow Agent making such deposit, such Escrow Agent shall be discharged and released of its duties and obligations hereunder. The Escrow Agent shall be indemnified by Acquisitionco and the Trust in any such action, interpleader or any other action or proceeding for all costs, expenses and fees in its capacity as Escrow Agent in connection with any deposit or any action brought in connection with this Escrow Agreement.

16. **No Conflict** - The Securityholders, Acquisitionco and the Trust acknowledge that (a) Bennett Jones LLP has provided counsel to Acquisitionco and the Trust in connection with the Share Purchase Agreements and the transactions contemplated thereby; (b) Bennett Jones LLP is acting as the Escrow Agent pursuant hereto for the convenience of the Securityholders, Acquisitionco and the Trust and shall not be impeachable or accountable because of any conflicting or potentially conflicting duty to, or any advice provided by Bennett Jones LLP to, the Securityholders, Acquisitionco, the Trust, the Acquired Companies or their affiliates or their directors, officers agents or employees. The Securityholders, Acquisitionco and the Trust agree that notwithstanding that Bennett Jones LLP is the Escrow Agent, Bennett Jones LLP shall be entitled to continue to act on behalf of the Trust and its Affiliates and their directors, officers agents or employees in respect of any matter arising in relation to the Trust and its Affiliates, including any dispute regarding the disposition of the Subject Securities.

17. **Assignment** - None of the parties to this Escrow Agreement may assign in whole or in part its rights or obligations under this Escrow Agreement without the prior written consent of all other parties hereto.

18. **Notices** - Any notice or other communication required or permitted to be given by any party hereto to the other parties shall be in writing and shall be delivered, mailed by registered prepaid post or given by telecopy as follows:

(a) If to the Securityholders, to the addresses listed in Schedule A;

(b) If to Acquisitionco or the Trust:

Petrowest Energy Services General Partner Ltd.
Suite 204, 10605 Westside Drive
Grande Prairie, AB
T8V 8E5

Attention: Kenneth Drysdale, President
Fax: (780) 830-0881

(c) If to the Escrow Agent:

Bennett Jones LLP
4500, 855 2nd Street S.W.
Calgary, Alberta
T2P 4K7

Attention: Brad Markel
Fax: (403) 265-7219

Any such notice or other communication shall be conclusively deemed to have been given on the day of actual delivery thereof and, if given by prepaid registered post, on the fifth business day following the deposit thereof in the mail and, if given by fax, on the first business day following the day on which it was dispatched (provided receipt is confirmed and a copy of such faxed notice has been mailed, first class postage prepaid). A party may change its address for receipt of notices, or other communications hereunder by giving notice thereof to the other parties hereto as herein provided.

19. **Further Assurances** - Each of the parties hereto shall from time to time execute and deliver all such further documents and instruments and shall do all such acts and things as any other party hereto reasonably may require to effectively carry out or perform or better evidence the full intent and meaning of this Escrow Agreement.

20. **Entire Agreement** - This is the entire agreement among the parties concerning the subject matter set out in this Agreement and supersedes any and all prior understandings and agreements.

21. **Enurement** - This Agreement shall enure to the benefit of and be binding upon the parties, their respective heirs, executors, administrators, successors and assigns.

22. **Amendments** - This Escrow Agreement may not be amended or modified in any respect except by written instrument signed by all the parties hereto including the Escrow Agent.

23. **Headings** - The headings set forth in this Escrow Agreement are for convenience only and shall not affect the interpretation hereof.

24. **Laws to Govern** - This Escrow Agreement shall be governed by the laws of the Province of Alberta and the laws of Canada applicable therein, and the parties hereby irrevocably attorn and submit to the jurisdiction of the courts of the Province of Alberta in respect of the subject matter of this Escrow Agreement.

25. **Counterparts** - This Escrow Agreement may be executed by facsimile and in counterparts each of which when so executed and delivered shall be deemed to be an original and such counterparts shall together constitute one and the same instrument.

IN WITNESS WHEREOF this Agreement has been executed by the parties hereto.

PETROWEST ENERGY SERVICES TRUST, by its Administrator **PETROWEST ENERGY SERVICES GENERAL PARTNER LTD.**

By: *"Ken Drysdale"*

PETROWEST SERVICES LTD.

By: *"Ken Drysdale"*

BENNETT JONES LLP

By: *"Brad Markel"*

SCHEDULE A
ESCROW AGREEMENT

Securityholder:

Name:

Address for Notice:

Subject Securities:

Type	**Number**	**Certificate(s)**
Trust Units		
Subordinated Units		

This is part of Schedule "A" of an Escrow Agreement among Acquisitionco, Petrowest Energy Services Trust, the undersigned, among others, as a "Securityholder" and Bennett Jones LLP dated effective the 7th day of September, 2006 (the "Escrow Agreement"). The Securityholder acknowledges that this counterpart signature shall form an integral part of the Escrow Agreement as contemplated by Section 23 of this Escrow Agreement.

____
(Name of Securityholder, if a corporation)

Per: ______________________________

Name of Signatory: ______________

______________________________ ______________________________
(Witness) (Securityholder, if an individual)

EXECUTION COPY

CREDIT AGREEMENT

among

PETROWEST ENERGY SERVICES GENERAL PARTNER LTD.
as Borrower

and

PETROWEST CONSTRUCTION LP, PETROWEST TRANSPORTATION LP, PETROWEST CIVIL SERVICES LP, PETROWEST SERVICES RENTALS LP, PETROWEST ENERGY SERVICES TRUSTEE LTD., PETROWEST SERVICES LTD., PETROWEST ENERGY SERVICES TRUST AND PETROWEST ENERGY SERVICES BUSINESS TRUST
as Guarantors

and

THE TORONTO-DOMINION BANK, ALBERTA TREASURY BRANCHES, THE BANK OF NOVA SCOTIA
and the banks, financial institutions and others from time to time parties hereto, as Lenders

and

THE TORONTO-DOMINION BANK
as Administration Agent for the Lenders

November 8, 2006

[REDACTED VERSION]

TABLE OF CONTENTS

THIS CREDIT AGREEMENT is made as of the 8th day of November, 2006.

AMONG:

PETROWEST ENERGY SERVICES GENERAL PARTNER LTD.
as Borrower

and

PETROWEST CONSTRUCTION LP, PETROWEST TRANSPORTATION LP, PETROWEST CIVIL SERVICES LP, PETROWEST SERVICES RENTALS LP, PETROWEST ENERGY SERVICES TRUSTEE LTD., PETROWEST SERVICES LTD., PETROWEST ENERGY SERVICES TRUST AND PETROWEST ENERGY SERVICES BUSINESS TRUST
as Guarantors

and

THE TORONTO-DOMINION BANK, ALBERTA TREASURY BRANCHES, THE BANK OF NOVA SCOTIA
and the banks, financial institutions and others from time to time parties hereto, as Lenders

and

THE TORONTO-DOMINION BANK
as administration agent for the Lenders (the "Agent")

WHEREAS, the Borrower and the Lenders wish to enter into this Agreement in order to provide the Credit Facility to the Borrower on and subject to the following terms;

AND WHEREAS, it is a condition to the Lenders providing the Credit Facility that Construction LP, Transportation LP, Civil LP, Rentals LP, Petrowest Energy Services Trustee Ltd., Petrowest Services Ltd., Trust and Business Trust guarantee payment of the Borrower's Obligations to the Lenders hereunder;

NOW THEREFORE, in consideration of the premises and the mutual covenants herein contained, the parties to this Agreement hereby agree as follows:

ARTICLE I
DEFINED TERMS

1.1 Defined Terms

In this Agreement, and the Schedules hereto and in all notices given pursuant to this Agreement, unless something in the subject matter or context is inconsistent therewith, the following words and phrases shall have the following meanings:

"Acceleration Notice" has the meaning ascribed thereto in Section 9.2.

"**Acquired Companies**" means, collectively, Gordon Bros. Construction Ltd., 332691 Alberta Ltd., Roy Larson Construction Ltd., Wales Contractors Ltd., 310423 Alberta Ltd., 404434 Alberta Corporation, operating as D&D Well Services, 756171 Alberta Corporation, 756169 Alberta Corporation, Murton Hauling Ltd., 815431 Alberta Ltd., R Bee Crushing Ltd., Burnet Ventures Ltd., Dal Finn Holdings Ltd., Safetymaster Rentals Corp., Neuwest Equipment Rentals Inc., Fitzpatrick Co. Ltd. and Northern Tractor Sales and Rentals Co. Ltd.

"**Acquisition**" means, at any time, an acquisition (including an acquisition which comprises of a number or series of transactions) by the Trust and/or any Subsidiary of the Trust of Shares in any Person or of any Property, in each case representing an acquisition or the establishment of a business or a portion of a going concern business.

"**Additional Compensation**" has the meaning ascribed thereto in Section 13.14.

"**Advance**" means a borrowing by the Borrower by way of a Prime Rate Advance, a BA Advance, a BA Equivalent Advance or a Letter of Credit/Guarantee Advance and including deemed Advances and Conversions, renewals and Rollovers of existing Advances and any reference relating to the amount of Advances shall mean the sum of the principal amount of all outstanding Prime Rate Advances plus the Face Amount of all outstanding Bankers' Acceptances and BA Equivalent Advances and the Face Amount of all outstanding Letters of Credit/Guarantee.

"**Affiliate**" has the meaning set out in the *Business Corporations Act* (Alberta) as in effect on the date hereof.

"**Agent**" means TD in its capacity as administration agent for the Lenders.

"**Agent's Account**" means the following account maintained by the Agent to which payments and transfers under this Agreement are to be effected:

[REDACTED]

"**Agreed Currency**" has the meaning ascribed thereto in Section 12.1.

"**Agreeing Lenders**" has the meaning ascribed thereto in Section 3.1(b).

"**Agreement**", "**hereof**", "**herein**", "**hereto**", "**hereunder**" or similar expressions mean this Agreement and any Schedules hereto, as amended, supplemented, restated and replaced from time to time.

"**ATB**" means Alberta Treasury Branches and its successors and assigns.

"**Anniversary Date**" has the meaning ascribed thereto in Section 3.1(a).

"**Applicable Environmental Laws**" means those Applicable Laws which pertain to the public health or safety, the protection or enhancement of the environment, the Release of materials into the environment or to the manufacture, processing, distribution, use, treatment, storage, disposal, transport, or loading of Hazardous Substances (including without limitation, the *Environmental Protection and Enhancement Act* (Alberta) and the *Canadian Environmental Protection Act* and orders and directives issued thereunder), and further including any condition, restriction,

prohibition or requirement contained in a Permit issued pursuant to such Applicable Laws affecting or pertaining to the Borrower, a Guarantor or any of their Property.

"**Applicable Laws**" means, in relation to any Person, transaction or event:

(a) all applicable rules of common law and equity, and all applicable provisions of laws, statutes, rules, policies and regulations of any Governmental/Judicial Body in effect from time to time having force of law; and

(b) all judgments, orders, awards, decrees, official directives, writs and injunctions all having force of law from time to time in effect of any Governmental/Judicial Body in an action, proceeding or matter in which the Person is a party or by which it or its property is bound or having application to the transaction or event.

"**Applicable Margin**" means for any period set forth below, the per annum percentage set forth under such period in the table below:

EBITDA to Funded Debt	**Prime Rate**	**BA Rate Letter of Credit/Guarantee Rate**	**Commitment Fee Rate**
≤ 1.00	**[REDACTED]**	**[REDACTED]**	**[REDACTED]**
> 1.00 ≤ 1.50	**[REDACTED]**	**[REDACTED]**	**[REDACTED]**
> 1.50 ≤ 2.25	**[REDACTED]**	**[REDACTED]**	**[REDACTED]**

Provided that each Applicable Margin set forth above will increase by **[REDACTED]** during the Term Period.

The Funded Debt to EBITDA Ratio shall be determined as of the last day of each Fiscal Quarter, and all interest and fees payable which are based on the Funded Debt to EBITDA Ratio, and a change in Applicable Margin shall take effect as of the first day of the month following the date that the Compliance Certificate is delivered (such adjustment date is referred to herein as the "**Effective Date**"). In the event that the Borrower fails to deliver a Compliance Certificate for any Fiscal Quarter in accordance with the terms of this Agreement, the highest Applicable Margin shall be deemed to be applicable until such Compliance Certificate is delivered. Any resulting change in the fees or the rate of any interest payable hereunder in respect of Prime Rate Advances and Letter of Credit/Guarantee Advances shall be calculated and applied from and after the Effective Date, with respect to both outstanding and future Prime Rate Advances and Letter of Credit/Guarantee Advances. The change in the Commitment Fee Rate shall also apply from and after the Effective Date. However, there shall be no change to BA Advances, BA Equivalent Advances currently outstanding and charges to the Applicable Margin for BA and BA Equivalent Advances will take effect the earlier of (i) the next Rollover Date and (ii) ninety (90) days following the issuance of the Bankers' Acceptances. The Lenders and the Borrower acknowledge that as of the date hereof the EBITDA to Funded Debt Ratio is ≤ 1.00.

"**Available Commitment**" means, at any time for so long as the Commitment has not been terminated, the positive amount at such time by which the Commitment exceeds the aggregate amount of the Outstanding Principal.

"**BA Advance**" means an Advance made by way of Bankers' Acceptance.

"**BA Discount Proceeds**" means, in respect of any Bankers' Acceptance, an amount (rounded to the nearest whole cent with one-half of one cent being rounded-up) determined as of the applicable Drawdown Date, which is equal to:

Face Amount x Price

where "Price" is equal to:

$$\frac{1}{1 + \left(\text{Rate} \times \frac{\text{Term}}{365} \right)}$$

where the "Rate" is the applicable BA Discount Rate expressed as a decimal on the Drawdown Date; the "Term" is the term of such Bankers' Acceptance expressed as a number of days; and the Price as so determined is rounded up or down to the fifth decimal place with .000005 being rounded-up.

"**BA Discount Rate**" means, in respect of a BA Advance: (i) for a Lender that is listed in Schedule I to the *Bank Act* (Canada), the arithmetic average of the discount rates for Canadian Dollar bankers' acceptances as quoted on the CDOR page of Reuter Money Monitor Rates Service (or such other page as may, from time to time, replace such page on that service for the purpose of displaying quotations for bankers' acceptances accepted by leading Canadian financial institutions) at approximately 10:00 a.m. (Toronto time) on such Drawdown Date for the purchase of bankers' acceptances having a comparable maturity date as the maturity date of such Bankers' Acceptances; or, if such rate is not available at or about such time, the average of the bankers' acceptance rates (expressed to five decimal places) as quoted to the Agent by the Schedule I BA Reference Lenders as of 10:00 a.m. (Toronto time) on such Drawdown Date for the purchase by such Schedule I BA Reference Lenders of bankers' acceptances having a comparable maturity date as the maturity date of such Bankers' Acceptance (the "**CDOR Rate**"); and (ii) for a Lender that is not listed in Schedule I to the *Bank Act* (Canada), the rate established by the Agent to be the lesser of (A) the CDOR Rate plus 10 Basis Points; and (B) the rate (expressed to five decimal places) as quoted to the Agent by such Lender as of 10:00 a.m. (Toronto time) on such Drawdown Date as its discount rate for Canadian Dollar bankers' acceptances' having a comparable maturity date as the maturity date of such Bankers' Acceptances.

"**BA Equivalent Advance**" has the meaning ascribed thereto in Section 6.8(b).

"**BA Interest Period**" has the meaning ascribed thereto in Section 6.7(a).

"**BA Lender**" means any Lender which is a bank named on Schedule I, Schedule II or Schedule III to the *Bank Act* (Canada) and which stamps and accepts Bankers' Acceptances.

"**BA Rate**" means from time to time, in respect of a BA Advance or a BA Equivalent Advance, the applicable rate per annum indicated below the reference to "BA Rate" in the definition of "Applicable Margin".

"**Bankers' Acceptance**" means a non-interest bearing draft in Canadian Dollars drawn by the Borrower and accepted by a BA Lender pursuant to this Agreement.

"**Bankers' Acceptance Stamping Fee**" means the amount calculated by multiplying the Face Amount of a Bankers' Acceptance by the applicable BA Rate, and then multiplying the result by a fraction, the numerator of which is the number of days to elapse from and including the date of acceptance of such Bankers' Acceptance by a Lender up to but excluding the maturity date of such Bankers' Acceptance, and the denominator of which is 365.

"**Banking Day**" means a day on which banks are generally open for domestic and foreign exchange business in Calgary, Alberta and Toronto, Ontario but does not in any event include a Saturday or Sunday or statutory holiday in Alberta or Ontario.

"**Basis Points**" means one-hundredth of one percent.

"**BNS**" means The Bank of Nova Scotia, and its successors and assigns.

"**Borrower**" means Petrowest Energy Services General Partner Ltd., a corporation incorporated under the laws of the Province of Alberta, and its successors and permitted assigns.

"**Borrower's Account**" means, in respect of any Advance, the account or accounts maintained by the Borrower at Suite 910, 333 - 7th Avenue S.W., Calgary, Alberta T2P 2Z1 or such other branch in Canada as the Borrower may from time to time notify the Agent of Borrower.

"**Business Deed of Trust**" means the deed of trust dated August 29, 2006, pursuant to which the Business Trust was established, as the same may be amended, supplemented or restated from time to time.

"**Business Notes**" means the notes issued pursuant to the Note Indenture.

"**Business Trust**" means Petrowest Energy Services Business Trust, an unincorporated, open-ended, limited purpose trust established under and governed by the laws of the Province of Alberta pursuant to the Business Deed of Trust.

"**Canadian Dollars**", "**Cdn. Dollars**", "**Cdn. $**" and "**$**" mean lawful money of Canada.

"**Capital Assets**" means property or assets that would, in accordance with GAAP, be determined to be fixed or capital property or assets.

"**Capital Expenditure Budget**" means a budget of Capital Expenditures for a Fiscal Year, to be delivered to and approved by the Lenders, as contemplated by Section 8.2(e).

"**Capital Expenditures**" means any expenditures for the acquisition of any Capital Assets and any Maintenance Capex expenditures.

"**Capital Lease**" means any lease, license or similar transaction determined as a capital lease in accordance with GAAP, or any sale and lease back transaction or any other lease (whether a synthetic lease or otherwise) other than any lease that would in accordance with GAAP be determined to be an operating lease.

"**Capitalization**" means as at the last day of each Fiscal Quarter and as determined in accordance with GAAP on a consolidated basis for the Trust, the aggregate of Unitholder Equity and Funded Debt for the Trust.

"**Cash Taxes**" means for any person for any period, the amount of all income taxes (including federal and provincial income taxes) and other taxes payable by such Person on its net taxable income or its capital for such period (which for greater certainty, does not include future taxes).

"**CDOR Rate**" has the meaning ascribed thereto in the "BA Discount Rate" definition.

"**Civil LP**" means Petrowest Civil Services LP, a limited partnership established under the laws of the Province of Alberta, and its successors and permitted assigns.

"**Closing Date**" means November 8, 2006 (or such other date to which the Lenders and the Borrower have agreed).

"**Collateral**" means cash, a bank draft or a Letter of Credit/Guarantee issued by a chartered bank referred to in Schedule I of the *Bank Act* (Canada), all in a form satisfactory to the Agent, acting reasonably.

"**Commitment**" means the agreement, subject to the terms hereof, of all of the Lenders to provide Advances to the Borrower, in the maximum amount for each Lender as set out on Schedule A to this Agreement (which shall be amended and distributed to all Parties by the Agent from time to time as other Persons become Lenders or the commitments of current or future Lenders are hereafter assigned, modified, cancelled, reduced, increased or otherwise changed pursuant to the provisions of this Agreement), as set out herein not exceeding in aggregate Outstanding Principal equal to, at any time, $60,000,000 or such lesser amount after giving effect to the reductions of the Credit Facility referred to in Section 3.4.

"**Commitment Fees**" means the Syndicated Facility Commitment Fees and the Working Capital Facility Commitment Fees or either one of them as the context may require.

"**Commitment Fee Rate**" means from time to time, the per annum percentage equal to the applicable percentage rate per annum indicated below the reference to "Commitment Fee Rate" in the definition of "Applicable Margin".

"**Compliance Certificate**" means the certificate of the Borrower and the Trust required pursuant to Section 8.2(d), a form of which is attached hereto as Schedule B.

"**Consolidated Current Assets**" means, at the end of a Fiscal Quarter, the aggregate amount of current assets of the Trust, the Borrower and the Guarantors, prepared and calculated in accordance with GAAP.

"**Consolidated Net Current Liabilities**" means, at the end of a Fiscal Quarter, the aggregate amount of current liabilities of the Trust, the Borrower and the Guarantors, prepared and calculated in accordance with GAAP, excluding the current portion of Long-Term Debt.

"**Consolidated Total Assets**" means the net book value of the total assets of the Trust, determined on a consolidated basis in accordance with GAAP.

"**Constating Documents**" means, with respect to a corporation, its articles of incorporation, amalgamation or continuance or other similar document and its by-laws, with respect to a partnership, its partnership agreement and its certificate of registration, or other similar document, with respect to a limited partnership, its limited partnership agreement and its certificate of

registration, or other similar document and with respect to a trust or a fund, its declaration of trust and its certificate of registration, or other similar document, all as amended from time to time.

"**Construction LP**" means Petrowest Construction LP, a limited partnership established under the laws of the Province of Alberta, and its permitted successors and assigns.

"**Contracts**" means agreements, franchises, leases, licenses, privileges and other rights acquired from Persons.

"**Conversion**" means a conversion or deemed conversion of one type of Advance into another type of Advance, pursuant to this Agreement and "**Converted**" and "**Convert**" have corresponding meanings.

"**Conversion Date**" means the date specified by the Borrower as being the date on which the Borrower has elected (or the date on which it is deemed to have elected) to effect a Conversion and which shall be a Banking Day.

"**Conversion Notice**" means a notice requesting a Conversion hereunder substantially in the form of Schedule C.

"**Credit Documents**" means this Agreement, the Security, and the agreements, guarantees, certificates, instruments, Drawdown Notices, Conversion Notices, Rollover Notices, Repayment Notices and all other documents delivered or to be delivered to or for the benefit of the Agent or Lenders pursuant hereto or thereto.

"**Credit Facility**" means the revolving term credit facility to be made available to the Borrower during the Revolving Period in a principal amount not to exceed the total Commitment, and the non-revolving reducing credit facility to be made available to the Borrower during the Term Period on the terms and conditions set out in this Agreement, which for greater certainty includes the Syndicated Facility and the Working Capital Facility;

"**Credit Parties**" means the Borrower, the Trust, Business Trust and the Guarantors and "**Credit Party**" means any one of them.

"**Currency Hedge Agreements**" means all present and future agreements, whether in the form of an ISDA Master Agreement, a futures contract, a swap, a forward rate, currency exchange contract or otherwise, entered into for or in connection with a forward rate, currency swap or currency exchange and other similar currency-related transactions, the purpose and effect of which are typically to manage, mitigate or eliminate currency exchange rate risk.

"**Current Ratio**" means, at the end of a Fiscal Quarter, in respect of the Trust the ratio of Consolidated Current Assets to Consolidated Net Current Liabilities.

"**DBNA**" means the *Depository Bills and Notes Act* (Canada).

"**Deed of Trust**" means the deed of trust dated July 6, 2006, pursuant to which the Trust was established, as the same may be amended, supplemented or restated from time to time.

"**Default**" means any event which with the giving of notice or the passage of time, or both, would constitute an Event of Default.

"**Dissenting Lender**" has the meaning ascribed thereto in Section 11.4.

"**Distribution**" means:

(a) any declaration or payment of dividends, royalties, distributions, fees or management fees of any kind directly or indirectly to any direct or indirect holder of Shares of any Person, including without limitation with respect to the Trust, any payment made to any Unitholder;

(b) any repurchase, retraction or redemption of Shares for cash or Property;

(c) any repayment by a Person of any amount of principal, interest or other amounts in respect of any indebtedness owed to a direct or indirect holder of Shares of such Person or to any Affiliate of such holder of Shares or such Person, including without limitation any Unitholder;

(d) any loan or advance that is made by a Person to or in favour of a direct or indirect holder of Shares in such Person, to an Affiliate of such holder or to an Affiliate of such Person, including without limitation with respect to the Trust, any such payment made to any Unitholder, except to the extent to which any such loan or advance is immediately used to subscribe for shares of such Person; or

(e) the transfer by a Person of any of its property or assets for consideration of less than fair market value thereof, to any direct or indirect holder of Shares in such Person, to an Affiliate of such holder or to any Affiliate of such Person, including without limitation with respect to the Trust, any such transfer to any Unitholder.

"**Draft**" means in relation to a Bankers Acceptance, a depository bill within the meaning of the DBNA in the form required by a BA Lender, drawn by the Borrower in connection with a BA Advance.

"**Drawdown Date**" means the date, which shall be a Banking Day, of any Advance.

"**Drawdown Notice**" means a notice requesting an Advance hereunder substantially in the form annexed hereto as Schedule D.

"**EBITDA**" means, with respect to the Trust for any period, the consolidated net income of the Trust, the Borrower and the Guarantors for such period determined in accordance with GAAP (excluding non-cash income and expenses and extraordinary items), plus, to the extent deducted in determining such net income, the following:

(a) income taxes;

(b) Interest Expense in respect of such period; and

(c) depreciation and amortization expenses.

For the purpose of this Agreement, where EBITDA is required to be determined for any four quarterly periods, EBITDA shall be equal to the aggregate of the EBITDA for the most recently completed four Fiscal Quarters. The parties hereto acknowledge and agree that since the Trust has just been organized and does not have actual financial information from pre-existing

operations to calculate four full Fiscal Quarters of EBITDA, that historical EBITDA from the Acquired Companies will be used to calculate EBITDA under this Agreement for the first three Fiscal Quarters after the completion of the IPO. To the extent the Trust has, during the four Fiscal Quarters ending on the last day of the most recently completed Fiscal Quarter, made any acquisition of any material property, the Trust may be entitled, at the sole discretion of the Lenders, to include in EBITDA for such period a calculation of "EBITDA" for such acquisition taking into account the operation of such acquired property for that part of such period prior to its date of acquisition based on historical cost and revenue information, provided that the calculation of the amount of any such inclusion has first been approved in writing by the Lenders.

"**Encumbrance**" means any mortgage, debenture, pledge, hypothec, lien, charge, assignment by way of security, title retention, consignment, lease, hypothecation, security interest or other security agreement or trust, right of set-off or other arrangement having the effect of security for the payment of any debt, liability or obligation and "Encumbrances", "Encumbrancer", "Encumber" and "Encumbered" shall have corresponding meanings.

"**Event of Default**" has the meaning defined in Section 9.1.

"**Exchange Rate**" means, on any day, with respect to the exchange of one currency (the "**First Currency**") into another currency (the "**Other Currency**"), the noon spot rate of the Agent on that day for purchases of the First Currency with the Other Currency, or if such rate is not or has not yet been quoted on such day, the last preceding noon spot rate of the Agent.

"**Face Amount**" means:

(a) in respect of a Bankers' Acceptance, the amount payable to the holder thereof on its maturity;

(b) in respect of a Notional Bankers' Acceptance, the amount payable to the Non BA Lender on the maturity thereof; and

(c) in respect of a Letter of Credit/Guarantee, the maximum amount which the Working Capital Lender is contingently liable to pay the beneficiary thereof.

"**Facilities**" means the Syndicated Facility, the Working Capital Facility and the Hedge Facility and "**Facility**" means any of them.

"**Financial Statements**" means financial statements as at a specified date and for the period then ended and shall include a balance sheet, statement of earnings, statement of changes in shareholders', partners' or unitholders' (as the case may be) equity, statement of cash flows and application of funds, together with comparative figures in each case (where a comparative period on an earlier statement exists), all prepared, maintained and stated on a consolidated basis, in accordance with GAAP applied consistently.

"**First-Ranking Security Interest**" in respect of any Property means an Encumbrance in such Property which is registered where necessary or desirable to record and perfect the charges contained therein and which ranks in priority to all other Encumbrances except for any Permitted Encumbrances which may have priority in accordance with this Agreement or Applicable Law.

"**Fiscal Quarter**" means the three month period commencing on the first day of each Fiscal Year and each successive three (3) month period thereafter during such Fiscal Year.

"**Fiscal Year**" means the fiscal year of the Borrower ending on December 31 of each year, or such other fiscal year of the Borrower as agreed to by the Agent.

"**Fixed Charge Coverage Ratio**" means, the ratio of:

(a) EBITDA of the Trust, for its most recently completed four Fiscal Quarters minus (A) Unfinanced Capital Expenditures, and (B) Cash Taxes, to;

(b) Total Debt Service for such period plus the amount of all Distributions paid by a Credit Party to any person other than another Credit Party.

"**Funded Debt**" means, with respect to any Person, without duplication:

(a) money borrowed (including, without limitation, by way of overdraft) or indebtedness represented by notes payable and drafts accepted representing extensions of credit;

(b) bankers' acceptances and similar instruments;

(c) letters of credit, letters of guarantee and surety bonds issued at the request of such Person;

(d) all obligations (whether or not with respect to the borrowing of money) that are evidenced by bonds, debentures, notes or other similar instruments, including without limitation, any indebtedness or liabilities of such Person that may be satisfied by the delivery of Shares of such Person to the holder thereof or to another Person on behalf of the holder, or that are not so evidenced but that would be considered by GAAP to be indebtedness for borrowed money;

(e) all redemption obligations and mandatory dividend obligations of such Person with respect to any Shares issued by such Person and which are by their terms or pursuant to any contract, agreement or arrangement:

    (i) redeemable, retractable, payable or required to be purchased or otherwise retired or extinguished, or convertible into Funded Debt of such Person (A) at a fixed or determinable date, (B) at the option of any holder thereof, or (C) upon the occurrence of a condition not solely within the control and discretion of such Person, or

    (ii) convertible into any other Shares described in (i) above;

(f) all obligations as lessee under sale and lease-back transactions and Capital Leases;

(g) all Purchase Money Obligations of such Person; and

(h) any guarantee or indemnity (other than by endorsement of negotiable instruments for collection or deposit in the ordinary course of business) in any manner of any part or all of an obligation included in items (a) through (g) above;

but excluding for greater certainty future income Taxes and trade payables.

"**Funded Debt to Capitalization Ratio**" means at any time, the ratio of:

(a) Funded Debt of the Trust at the end of its most recently completed Fiscal Quarter, determined on a consolidated basis;

(b) to the Capitalization of the Trust on the last day of its most recently completed Fiscal Quarter.

"**Funded Debt to EBITDA Ratio**" means at any time, the ratio of:

(a) the Funded Debt of the Trust, at the end of its most recently completed Fiscal Quarter, determined on a consolidated basis; to

(b) the EBITDA of the Trust for its most recently completed four Fiscal Quarters.

"**GAAP**" means generally accepted accounting principles which are in effect from time to time in Canada, as published in the Handbook of the Canadian Institute of Chartered Accountants, applied on a consistent basis.

"**General Partner**" means the Borrower, in its capacity as general partner of each of Construction LP, Transportation LP, Civil LP and Rentals LP.

"**Governmental/Judicial Body**" means:

(a) any government, parliament or legislature, any regulatory or administrative authority, agency, commission or board and any other statute, rule or regulation making entity having jurisdiction in the relevant circumstances,

(b) any Person acting within and under the authority of any of the foregoing or under a statute, rule or regulation thereof, and

(c) any judicial, administrative or arbitral court, authority, tribunal or commission having jurisdiction in the relevant circumstances.

"**Guarantee**" means any guarantee, undertaking to assume, endorsement (other than the routine endorsement of cheques in the ordinary course of business), contingent agreement to purchase, repurchase or to provide funds for the payment of any obligation of any other Person or any other agreement, instrument or document under which a Person otherwise directly or indirectly becomes liable: (i) in respect of any obligation of any other Person, (ii) to maintain the solvency or any balance sheet or other financial condition of any other Persons (including keep-well covenants), or (iii) to make payment for any products, materials or supplies, or for any transportation or services regardless of the non-delivery or non-furnishing thereof, in any case, if the purpose or intent of such agreement is to provide assurance that such obligations will be paid or performed, or that agreements relating thereto will be complied with, or that the holder of such obligations will be protected against non-payment or non-performance in respect thereof; provided that the amount of each Guarantee shall be deemed to be the amount of the obligation guaranteed thereby unless the Guarantee is limited to a determinable amount, in which case the amount of such Guarantee shall be deemed to be the lesser of such determinable amount and the amount of such obligation.

"**Guarantors**" means, collectively, the Trust, Business Trust, each Material Subsidiary and each other subsidiary of the Borrower, of the Trust and Business Trust that guarantees payment of the

Obligations by executing and delivering the applicable Security in accordance with Section 4.6 hereof and their respective successors and assigns.

"**Hazardous Materials**" means any hazardous substance or any pollutant or contaminant, toxic or dangerous waste, substance or material, as defined in or regulated by any Applicable Law, regulation or governmental authority from time to time, including, without limitation, asbestos and polychlorinated biphenyls.

"**Hedge Agreement**" means an Interest Rate Hedge Agreement or a Currency Hedge Agreement.

"**Hedge Facility**" is defined in Section 2.6.

"**Hedge Provider**" means initially TD, ATB and BNS, as the provider of the Hedge Facility or any Lender or Affiliate of any Lender which may enter into Hedge Agreements with the Borrower from time to time and for greater certainty, "**Hedge Provider**" includes a person that is a Lender (or an Affiliate of a Lender) at the time the Hedge Agreement is entered into but thereafter ceases to be a Lender (or Affiliated with a Lender).

"**Hostile Acquisition**" means an unsolicited offer to acquire the Shares of any Person that are publicly traded, or other acquisition of Shares of any Person that are publicly traded, where the board of directors or the equivalent of such Person, has not approved such acquisition nor recommended the approval of such acquisition to the holders of such Shares.

"**IPO**" means the initial public offering of the Units pursuant to the Prospectus.

"**Indebtedness**" means, with respect to any Person, indebtedness created, incurred, assumed or guaranteed by such Person, whether absolute or contingent including all Funded Debt, any obligation arising in respect of any swap or similar obligation and all liabilities which in accordance with GAAP would appear on the liability side of a balance sheet of such Person prepared as at such time, except items of capital, retained earnings, surplus or future tax reserves.

"**Interest Expense**" means, with respect to any Person for any period, without duplication, interest expense of such Person calculated on a consolidated basis and in accordance with GAAP as the same would be set forth or reflected in a consolidated statement of earnings of such Person and, in any event and without limitation, shall include:

(a) all interest accrued or payable in respect of such period;

(b) all fees (including Letter of Credit/Guarantee, guarantee, commitment and bankers' acceptances fees) accrued or payable in respect of such period, prorated (as required) over such period;

(c) any difference between the face amount and the discount proceeds of any bankers' acceptances, commercial paper and other obligations issued at a discount, prorated (as required) over such period; and

(d) the interest component of Capital Lease obligations.

For the purpose of calculating the Total Debt Service of the Trust, the Borrower and the Guarantors at the end of each of its first three Fiscal Quarters, such Total Debt Service shall be annualized by multiplying (i) the Total Debt Service of the Trust, the Borrower and the

Guarantors for the first Fiscal Quarter of the Trust by four, (ii) the Total Debt Service of the Trust, the Borrower and the Guarantors for the first two Fiscal Quarters of the Trust by two, and (iii) the Total Debt Service of the Trust, the Borrower and the Guarantors for the first three Fiscal Quarters of the Trust by four and dividing the product thereof by three.

"**Interest Payment Date**" means, with respect to Prime Rate Advances subject to Section 13.22, the third Banking Day after the end of each calendar month.

"**Interest Rate Hedge Agreements**" means all present and future agreements, whether in the form of an ISDA Master Agreement, a futures contract, a swap transaction, an interest rate option, a cap transaction, floor transaction, collar transaction or otherwise, typically entered into for managing, mitigating or eliminating risks relating to interest rate fluctuations.

"**Investment**" means any loan or other extension of credit (including the provision of Guarantees but excluding the provision of trade credit in the ordinary course) or capital contribution (including a transfer of property) to, or acquisition of any Shares, bonds, notes, debentures or other securities of, any Person that does not constitute an Acquisition, and "**Invest**" and "**Invested**" shall be construed accordingly.

"**Judgment Currency**" has the meaning ascribed thereto in Section 12.1.

"**Lenders**" means the financial institutions from time to time parties to this Agreement as lenders, including the Working Capital Lender and the Hedge Providers, and "**Lender**" means any one of them.

"**Letter of Credit/Guarantee**" means a commercial letter of credit or letter of guarantee (in each case in a form acceptable to the Working Capital Lender) in Canadian Dollars issued by the Working Capital Lender at the request and for the account of the Borrower pursuant to this Agreement.

"**Letter of Credit/Guarantee Advance**" means an Advance under this Agreement by the issuance of a Letter of Credit/Guarantee by the Working Capital Lender, at the request of the Borrower.

"**Letter of Credit/Guarantee Fee**" means, at any time, in respect of each Letter of Credit/Guarantee issued hereunder, a fee, calculated in respect of the Face Amount thereof on the basis of a 365 day year, for the period from the date of issue thereof to the expiry date thereof at a rate per annum equal to the Applicable Margin for the applicable Letter of Credit/Guarantee Advance.

"**Letter of Credit/Guarantee Limit**" means the maximum aggregate Face Amount of the issued and outstanding Letters of Credit/Guarantee issued by the Working Capital Lender on behalf of the Borrower under this Agreement. As of the date hereof, the Letter of Credit/Guarantee Limit is $5,000,000.

"**Letter of Credit/Guarantee Rate**" means from time to time the per annum rate of interest equal to the applicable percentage rate per annum indicated below the reference to "Letter of Credit/Guarantee Rate" in the definition of "Applicable Margin".

"**Long Term Debt**" means, on any particular date, the consolidated indebtedness of the Trust which is not due within one (1) year after such date.

"**Maintenance Capex**" means expenditures for the maintenance, repair, restoration or other preservation of the property or assets of the Trust on a consolidated basis, that are, in accordance with GAAP, classified as capital expenditures.

"**Majority Lenders**" means:

(a) where there is only one (1) Lender, such Lender;

(b) where there are two (2) Lenders, both of the Lenders; and

(c) where there are more than two (2) Lenders, (i) 100% on issues related to Applicable Margin, the Commitment, term, Security and mandatory prepayment, and (ii) those Lenders to whom there is owing 66-2/3% or more of the Commitment on all other issues.

"**Material Adverse Effect**" means any such matter, event or circumstance that individually or in the aggregate could, in the opinion of the Lenders, acting reasonably, be expected to have a material adverse effect on:

(a) the business, financial condition, operations, property, assets or undertaking of the Credit Parties;

(b) the ability of the Credit Parties to pay and perform their Obligations in accordance with this Agreement or any of the Security;

(c) the validity or enforceability of this Agreement or any other Credit Document;

(d) the rights and remedies of the Agent and the Lenders under the Credit Documents; or

(e) the priority ranking of any of the Encumbrances granted by the Security or the rights or remedies intended or purported to be granted to the Agent and the Lenders under or pursuant to the Security, other than Encumbrances that the Agent and the Lenders in their reasonable discretion, considers immaterial or duplicative.

"**Material Subsidiary**" means, at any time, any direct or indirect Subsidiary of the Trust: (i) whose total assets constitute more than 5% of the book value of the total assets of the Trust determined on a consolidated basis in accordance with GAAP, (ii) whose total revenue in any consecutive 12 month period constitutes more than 5% of the consolidated revenue of the Trust for the then preceding consecutive 12 month period, or (iii) who has guaranteed the Obligations of the Borrower and provided the applicable Security in accordance with Section 4.6 hereto to the Agent. As of the date hereof, the Material Subsidiaries are Construction LP, Transportation LP, Civil LP, Rentals LP, Business Trust, Petrowest Energy Services Trustee Ltd. and Petrowest Services Ltd.

"**Non-Agreeing Lender**" has the meaning ascribed thereto in Section 3.1(c).

"**Non-Agreeing Lender Term Date**" means with respect to a Non-Agreeing Lender, November 7, 2007 or such later date as the Non-Agreeing Lender has agreed to extend the maturity date of its Commitment pursuant to Section 3.1.

"**Non-Agreeing Lender Quarterly Reduction Date**" means for a Non-Agreeing Lender, the last Banking Day in each of the 3rd , 6th, 9th, 12th, 15th, 18th and 24th calendar months following the month in which the Non-Agreeing Lender Term Date occurs.

"**Non-Agreeing Lender Stated Maturity Date**" means with respect to a Non-Agreeing Lender, the date which is two (2) years after the applicable Non-Agreeing Lender Term Date.

"**Non BA Lender**" means a Lender which is not permitted by Applicable Law or by customary market practices to stamp, for purposes of subsequent sale, or accept, a Bankers' Acceptance.

"**Note Indenture**" means the note indenture dated August 29, 2006 made between Business Trust as issuer and Valiant Trust Company of Canada as trustee thereunder providing for the issuance by Business Trust of the Business Notes.

"**Notice**" has the meaning ascribed thereto in Section 13.8.

"**Notional Bankers' Acceptances**" has the meaning ascribed thereto in Section 6.8(b).

"**Obligations**" means, at any time: (i) all direct and indirect, contingent and absolute obligations and liabilities of the Credit Parties (and each of them) to the Agent and the Lenders under or in connection with this Agreement and the Security (specifically including for greater certainty all guarantees provided hereunder) at such time, specifically including the Outstanding Principal, all accrued and unpaid interest thereon, and all fees, expenses and other amounts payable pursuant to this Agreement and the Security; plus (ii) the obligations under the Hedge Agreements (if any) at such time; except that if otherwise specified or required by the context, "Obligations" shall mean any portion of the foregoing.

"**Offer of Extension**" means a written offer by the Agent, on behalf of the Agreeing Lenders, to the Borrower to extend the Maturity Date to a date up to one year from the next succeeding Anniversary Date, and setting forth the terms and conditions, if any, on which such extension is offered by the Agreeing Lenders and may be accepted by the Borrower.

"**Outstanding Principal**" means, at any time, whether during the Revolving Period, the Term Period or otherwise, the sum of the aggregate principal amount of all Prime Rate Advances and the Face Amount of all BA Advances, BA Equivalent Advances and Letter of Credit/Guarantee Advances.

"**Partnerships**" means Construction LP, Transportation LP, Civil LP and Rentals LP and each, a "**Partnership**".

"**Party**" means each Person that has executed this Agreement and each Person that subsequently becomes a Lender hereunder and "**Parties**" means all of them; provided however, a Lender shall cease to be a Party upon the repayment to such Lender of all Obligations owed to it hereunder and the cancellation or termination of the Commitment of such Lender in accordance with this Agreement.

"**Permits**" means governmental licenses, authorizations, consents, registrations, exemptions, permits and other approvals required by Applicable Law.

"**Permitted Encumbrances**" means, with respect to any Person, the following:

(a) Encumbrances for taxes, rates, assessments or other governmental charges or levies not yet due (or if overdue are being contested by such Person diligently and in good faith by appropriate proceedings);

(b) Purchase Money Security Interests to the extent the Purchase Money Obligations secured thereby constitute Permitted Indebtedness;

(c) inchoate Encumbrances imposed or permitted by laws such as garagemens' liens, carriers' liens, builders' liens, materialmens' liens and other liens, privileges or other charges of a similar nature which relate to obligations not due or delinquent or if due or delinquent are being contested by such Person diligently and in good faith by appropriate proceedings;

(d) Encumbrances to secure its assessments or current obligations which are not at the time overdue or otherwise dischargeable by the payment of money, and which are incurred in the ordinary course of its business under workers' compensation laws, unemployment insurance or other social security legislation or similar legislation, provided that such Encumbrances are in amounts commensurate with such current obligations;

(e) Encumbrances or any rights of distress reserved in or exercisable under any lease or sublease to which it is a lessee which secure the payment of rent or compliance with the terms of such lease or sublease, provided that such rent is not then overdue and it is then in compliance in all material respects with such terms;

(f) the right reserved to or vested in any Governmental/Judicial Body by the terms of any lease, license, grant or Permit or by any statutory or regulatory provision to terminate any such lease, license, grant or permit or to require annual or other periodic payments as a condition of the continuance thereof;

(g) the Security;

(h) provided the provisions of Section 8.2(f) have been complied with (if applicable), Encumbrances relating to Permitted Indebtedness described in paragraphs (c) and (d) of the definition of Permitted Indebtedness including, in respect of Permitted Indebtedness relating to operating leases or Capital Leases, Encumbrances securing an interest in the equipment subject to such leases and the proceeds relating to such equipment including, in the case of equipment that is leased by a Credit Party to its customers, the receivables owing by such customer to the Credit Party; and

(i) other Encumbrances agreed to in writing by the Lenders;

provided that in each case where it is contesting any obligations, taxes or assessments as contemplated herein, such Encumbrances shall only be Permitted Encumbrances (A) if such Person establishes to the satisfaction of the Lenders (acting reasonably) a sufficient reserve for, or if requested by the Lenders, deposits with a court of competent jurisdiction or the assessing authority, or to such other Person as is acceptable to the Lenders, acting reasonably, sufficient funds or a surety bond, for the total amount claimed to be secured by such Encumbrances, where the application of such reserve, funds or bond would result in their discharge, and (B) for so long as such contestation effectively postpones the enforcement of the rights of the holder thereof.

"**Permitted Indebtedness**" means:

(a) trade payables of the Credit Parties (which for greater certainty shall not include any Funded Debt owed to any person, other than another Credit Party) incurred in the ordinary course of business, provided that such Indebtedness is classified as a current liability on the Financial Statements;

(b) all Indebtedness of the Borrower to the Agent and the Lenders under this Agreement or under or secured by any Credit Document;

(c) Indebtedness under operating leases in respect of equipment provided that the net present value (using a discount rate acceptable to the Lenders acting reasonably) of all obligations thereunder does not exceed **[REDACTED]**;

(d) Funded Debt, including Funded Debt under Capital Leases and Purchase Money Obligations, up to the maximum aggregate principal amount of **[REDACTED]**;

(e) Indebtedness (including Funded Debt) owed by the Borrower to a Guarantor or by a Guarantor to the Borrower or another Guarantor; and

(f) Indebtedness under this Agreement and the other Credit Documents owed to the Agent, the Lenders and the Hedge Providers and such other Indebtedness of the Borrower which the Agent, acting on instructions of the Majority Lenders, has consented to in writing.

"**Permitted Lender Hedge**" means an Interest Rate Hedge Agreement or Currency Hedge Agreement between the Borrower and a Hedge Provider, permitted by the provisions of this Agreement.

"**Prime Rate**" means, for any day, the greater of (a) the rate of interest per annum established from time to time by the Agent as the reference rate of interest for the determination of interest rates that the Agent will charge to customers in Canada for Canadian Dollar loans in Canada and designated as its "prime rate"; and (b) the rate of interest per annum equal to the average annual yield rate for one month Canadian Dollar bankers' acceptances which rate is shown on the display referred to as the "CDOR Page" (or any display sustained therefore of Reuter Monitor Money Rates Service at 10:00 a.m. (Toronto time) on such day or, if such day is not a Banking Day, on the immediately preceding Banking Day, plus **[REDACTED]** per annum.

"**Prime Rate Advance**" means an Advance in Canadian Dollars bearing interest based on the Prime Rate Advance Rate and includes deemed Prime Rate Advances provided for in Sections 6.10 and 6.20 and any Advances effected by the Borrower maintaining an overdraft in Canadian Dollars in the Borrower's Account.

"**Prime Rate Advance Rate**" means the per annum rate of interest equal to the Prime Rate plus, the applicable percentage rate per annum indicated below the reference to "Prime Rate Margin" in the definition of "Applicable Margin".

"**Proceeds of Realization**", in respect of the Security or any portion thereof, means all amounts received by the Agent and any Lender in connection with:

(a) any realization thereof, whether occurring as a result of enforcement or otherwise;

(b) any sale, expropriation, loss or damage or other disposition of Property or any portion thereof; and

(c) the bankruptcy, receivership or winding-up of any Credit Party or any other distribution of their assets to creditors,

together with all other amounts which are expressly deemed to constitute Proceeds of Realization in this Agreement.

"**Prospectus**" means the final prospectus dated August 28, 2006 with respect to the initial public offering of the Units.

"**Property**" means, with respect to any Person, all or any portion of its undertaking, property and assets.

"**Proportionate Share**" means in respect of each Lender from time to time:

(a) in the context of any Lender's obligation to make Advances under the Syndicated Facility, such Lender's Commitment to make Advances under such Facility divided by the aggregate amount of all Lenders' Syndicated Commitments to make Advances under such Facility;

(b) in the context of any Lender's entitlement to receive payments of principal, interest or fees under the Credit Facility, the Outstanding Principal due to such Lender under such Credit Facility divided by the aggregate amount of the Outstanding Principal due to all Lenders under such Facility; and

(c) with respect to the Obligations owed to all of the Lenders on and after the Stated Maturity Date or upon the acceleration of the Obligations pursuant to Section 9.2, the percentage of the Obligations owed to the Lender under this Agreement and the other Credit Documents, determined by dividing the amount of the Obligations owed to the Lender under this Agreement and the other Credit Documents by the aggregate of all of the then outstanding Obligations owed by the Borrower to all of the Lenders under this Agreement and the other Credit Documents.

"**Purchase Money Obligations**" means any indebtedness incurred, assumed or owed by a Person as all or part of, or incurred or assumed by such Person to provide funds to pay all or part of the purchase price of any property or assets acquired by such Person, provided that no Credit Party or any Affiliate thereof, immediately prior to entering into an agreement for the acquisition of such property or assets, owns or has any interest in, or any entitlement to own, or has any interest in, the property or assets or a portion thereof being so acquired.

"**Purchase Money Security Interest**" means an Encumbrance created by a Person securing Purchase Money Obligations, provided that (i) such Encumbrance is created substantially simultaneously with the acquisition of such assets or within 30 days thereafter, (ii) such Encumbrance does not at any time encumber any property other than the property financed by such Purchase Money Obligations, (iii) the amount of Purchase Money Obligations secured thereby is not increased subsequent to such acquisition, and (iv) the principal amount of Purchase Money Obligations secured by any such Encumbrance at no time exceeds 100% of the original purchase price of such property at the time it was acquired, and in this definition, the term

"acquisition" shall include, without limitation, a Capital Lease, the term "acquire" shall have a corresponding meaning.

"**Purchasing Lender**" has the meaning ascribed thereto in Section 3.1(c).

"**Quarterly Reduction Date**" means the last Banking Day in each of the 3rd, 6th, 9th, 12th, 15th, 18th and 24th calendar months following the month in which the Term Date occurs.

"**Refusing Lender**" has the meaning ascribed thereto in Section 2.5.

"**Release**" means any presence, release, spill, emission, leaking, pumping, pouring, injection, escaping, deposit, disposal, discharge, leaching or migration of any element or compound in or into the indoor or outdoor environment (including the abandonment or disposal of any barrels, tanks, containers or receptacles containing any contaminant), or in, into or out of any vessel or facility, including the movement of any contaminant through the air, soil, subsoil, surface, water, ground water, rock formation or otherwise which is or may be (under any circumstances, whether or not they have occurred):

(1) contrary to any Applicable Laws, the terms of any title or operating document, or to any other Permit; or

(2) harmful to any Person, Property or the environment.

"**Rentals LP**" means Petrowest Services Rentals LP, a limited partnership established under the laws of the Province of Alberta, and its permitted successors and assigns.

"**Repayment Notice**" means a notice to effect a repayment hereunder substantially in the form annexed hereto as Schedule E.

"**Request for Offer of Extension**" means a request by the Borrower for an offer by the Lenders to extend the Revolving Period pursuant to Section 3.1, substantially in the form of Schedule G.

"**Requested Lender**" has the meaning ascribed thereto in Section 3.1(a).

"**Responsible Officer**" means the chief executive officer, president, any executive vice-president, the chief financial officer, any vice-president, treasurer or other officer of a Credit Party, as applicable.

"**Revolving Period**" means, in respect of the Credit Facility, the period from the Closing Date to 1:00 p.m. Calgary time on the Term Date, subject to earlier termination in accordance with the terms of this Agreement.

"**Rollover**" means a rollover of a BA Advance and the corresponding BA Equivalent Advance into another BA Advance and another BA Equivalent Advance, respectively, a rollover of a Letter of Credit/Guarantee Advance into another Letter of Credit/Guarantee Advance as permitted hereby and "Rolled Over" has a corresponding meaning.

"**Rollover Date**" means the date of commencement of a new BA Interest Period applicable to a BA Advance and the corresponding BA Equivalent Advance or the date of amendment to a Letter of Credit/Guarantee Advance is made, extending the expiry date of such Letter of Credit/Guarantee.

"**Rollover Notice**" means a notice requesting a Rollover hereunder substantially in the form annexed hereto as Schedule F.

"**Schedule I BA Reference Lenders**" means each of the Lenders that are banks referred in Schedule I of the *Bank Act* (Canada).

"**Section**" means the designated section of this Agreement.

"**Security**" means the guarantees and security held from time to time by the Agent, securing or intended to secure payment and performance of the Obligations, including without limitation the guarantees and security described in Section 4.6.

"**Shares**" means shares in the capital stock of any corporation or other ownership interests in a partnership or trust or other Person including without limitation, shares, units or interests which carry a residual right to participate in the earnings of such corporation, partnership, trust or other Person or, upon the liquidation or winding up of such corporation, partnership, trust or other Person, to share in its assets, and Shares includes any Units or Business Units.

"**Stated Maturity Date**" means the date which is the second anniversary of the Term Date, subject to earlier acceleration upon the occurrence of an Event of Default as provided in Section 9.1 of this Agreement.

"**Subordinated Units**" means, the subordinated units of the Trust.

"**Subsidiary**" means, as to any Person, another Person in which such Person and/or one or more of its Subsidiaries owns, directly or indirectly, sufficient voting Shares to enable it or them (as a group) to ordinarily elect a majority of the directors (or persons performing similar functions) of such entity, and any partnership or trust, if more than a 50% interest in the profits or capital thereof is owned by such Person and/or one or more of its Subsidiaries. Unless the context otherwise clearly requires, any reference herein to a "Subsidiary" is a reference to a Subsidiary of the Trust.

"**Syndicated Facility**" means the extendible revolving loan facility more particularly described in Section 2.1.

"**Syndicated Facility Commitment**" means the Commitment of the Lenders in respect of the Syndicated Facility set out in Schedule "A" attached hereto, as such Schedule may hereafter be amended from time to time. As of the date hereof the Syndicated Facility Commitment is $55,000,000.

"**Syndicated Facility Commitment Fee**" has the meaning ascribed thereto in Section 4.2.

"**Syndicated Facility Lenders**" means initially TD, ATB and BNS in respect of Advances under the Syndicated Facility, or those lenders from time to time that have provided a Commitment to the Borrower under the Syndicated Facility.

"**Taxes**" means all income taxes, property taxes, capital taxes and other taxes, levies, imposts, value added taxes, goods and services taxes, stamp taxes, duties, deductions, withholdings and similar impositions payable, levied, collected, withheld or assessed as of the date of this Agreement or at any time in the future under Applicable Laws and all interest and penalties

thereon (excluding, in the case of a Lender, taxes on the overall income of such Lender), and "**Tax**" shall have a corresponding meaning.

"**TD**" means the Toronto-Dominion Bank, a bank chartered under the *Bank Act* (Canada), and its successors and permitted assigns.

"**Term Date**" means the initial Term Date of November 7, 2007 (being 364 days from the Closing Date), as such date may be extended in the discretion of the Lenders by a renewal of the Revolving Period pursuant to Section 2.5 hereof and subject to earlier acceleration upon the occurrence of an Event of Default as provided in Section 9.1.

"**Term Period**" means, in respect of the Credit Facility, the period of time commencing on the Term Date and ending at 1:00 p.m. (Calgary time) on the Stated Maturity Date.

"**Termination Date**" means the earlier of (a) the Stated Maturity Date and (b) the date on which all of the Obligations shall, or by virtue of a declaration by the Agent, become due and payable in full all in accordance with Section 9.2.

"**Total Debt Service**" means, in respect of the Trust for any period, calculated on a consolidated basis, and without duplication, the sum of (i) all scheduled principal payments due or accrued under the Facilities and the Credit Documents, (ii) all payments (whether considered principal or interest) under any other Funded Debt (including without limitation, Capital Leases), and (iii) all Interest Expenses; in each case, during such period.

"**Transportation LP**" means Petrowest Transportation LP, a limited partnership established under the laws of the Province of Alberta, and its permitted successors and assigns.

"**Trust**" means Petrowest Energy Services Trust, an unincorporated, open-ended, limited purpose mutual fund trust established under and governed by the laws of the Province of Alberta pursuant to the Deed of Trust.

"**Trust Units**" means the trust units of the Trust each representing an equal and undivided interest in the Trust and any distributions from the Trust.

"**Unfinanced Capital Expenditures**" means for any period the amount of Capital Expenditures of the Trust, on a consolidated basis, for such period less the amount of any Capital Expenditures funded by (i) Permitted Indebtedness, (ii) the issuance of new Units of the Trust, and (iii) Capital Expenditures financed with Advances under this Agreement; provided however, Unfunded Capital Expenditures cannot be less than zero and for greater clarity, excludes undrawn amounts under the Facility calculated at the end of such period, to the extent that such undrawn amounts could be drawn down without resulting in any breach of the covenants contained in this Agreement.

"**Units**" means collectively the Subordinated Units and the Trust Units.

"**Unitholders**" means from time to time, the holders of the Units.

"**Unitholder Equity**" means at any time, in the aggregate, the total of all issued and outstanding Units.

"**Working Capital Advance**" means a borrowing by the Borrower by way of a Prime Rate Advance or a Letter of Credit/Guarantee Advance and, subject to the provisions hereof, including deemed Advances, Conversions and Rollovers of existing Working Capital Advances, and any reference relating to the amount of Working Capital Advances means the sum of the principal amount of all Prime Rate Advances outstanding under the Working Capital Facility, plus the Face Amount of all Letter of Credit/Guarantee Advances outstanding under the Working Capital Facility.

"**Working Capital Commitment**" means the Commitment of the Working Capital Lender in respect of the Working Capital Facility as set out in Schedule "A" attached hereto, as such Schedule may hereafter be amended from time to time, or such lesser amount after giving effect to the reductions of the Working Capital Facility referred to in Section 3.4. As of the date hereof the Working Capital Commitment is $5,000,000.

"**Working Capital Facility**" means the extendible revolving operating loan facility, allocated solely to the Working Capital Lender, more particularly described in Section 2.2.

"**Working Capital Facility Commitment Fee**" has the meaning ascribed thereto in Section 4.2.

"**Working Capital Lender**" means initially TD or any other Lender which may replace or succeed TD as the Working Capital Lender from time to time.

1.2 Knowledge

Where any representation, warranty or other provision of this Agreement is qualified by reference to the knowledge of a Credit Party, after reasonable inquiry, it shall be deemed to refer to the actual knowledge of the senior management of such Credit Party after having made such inquiries of those Responsible Officers, and, if as a result of the actual knowledge of such Responsible Officers after having made such inquiries, there is an issue or matter known that would reasonably require advice from professional advisors, the professional advisors of such Credit Party likely to have knowledge of the relevant subject matter.

1.3 Schedules

Schedule A	-	Commitments of Lenders
Schedule B	-	Form of Compliance Certificate
Schedule C	-	Conversion Notice
Schedule D	-	Form of Drawdown Notice
Schedule E	-	Repayment Notice
Schedule F	-	Rollover Notice
Schedule G	-	Request for Offer of Extension
Schedule H	-	Subsidiaries
Schedule I	-	Description of Real Property Interest

ARTICLE II
THE CREDIT

2.1 Syndicated Facility - Amount and Availment Options

Upon and subject to the terms and conditions of this Agreement, the Lenders agree to make the Credit Facility available to the Borrower to obtain Advances, on a revolving basis up to the Term Date,

from the Lenders in an aggregate principal amount up to the Commitments, provided that the obligation of each Lender to make Advances under the Facility shall be several and shall not exceed its Proportionate Share of the Syndicated Facility. At the option of the Borrower, the Credit Facility may be used by the Borrower requesting Advances by way of Prime Rate Advances, BA Advances and BA Equivalent Advances.

2.2 Working Capital Facility - Amount and Availment Options

Upon and subject to the terms and conditions of this Agreement, the Working Capital Lender agrees to provide Working Capital Advances to the Borrower up to an aggregate principal amount outstanding from time to time equal to the Working Capital Commitment. Prime Rate Advances (which may be obtained by way of overdraft balances in the Borrower's Account) and Letter of Credit/Guarantee Advances up to the aggregate amount of $5,000,000 under the Working Capital Facility shall be available to the Borrower.

2.3 Limit of Facility

At no time shall the aggregate of all outstanding (a) Working Capital Advances under the Working Capital Facility exceed the Working Capital Commitment; or (b) Advances under the Syndicated Facility exceed the Syndicated Facility Commitment.

2.4 Credit Revolvement

Subject to Section 2.3, the principal amount of any Advance under the Facility that is repaid may, from time to time, be reborrowed until the earlier of:

(i) the giving an Acceleration Notice pursuant to Section 9.2; and

(ii) the Term Date, with respect to Advances from an Agreeing Lender; and

(iii) the applicable Non-Agreeing Lender Term Date, with respect to Advances from a Non-Agreeing Lender.

2.5 Use of Credit

The Credit shall only be used for general business purposes of the Borrower and the Guarantors, including, without limitation, for the Borrower's Working Capital requirements and for the payment of Capital Expenditures (including the acquisition of the Acquired Companies); provided, however, the Borrower shall not use any Advances hereunder either directly or indirectly in connection with a Hostile Acquisition.

2.6 Hedge Facility – Amount and Availment Options

Upon and subject to the terms of this Agreement, the Hedge Providers agree to enter into Currency Hedge Agreements and Interest Rate Hedge Agreements exchange rate hedges to the Borrower (the "**Hedge Facility**"). The Hedge Facility shall be used by the Borrower for the purpose of hedging currency exchange rate risk and interest rate risk. The Borrower shall be entitled to satisfy its obligations under any Hedge Agreement from time to time and enter into additional Hedge Agreements under the Hedge Facility from time to time. The Borrower may utilize the Hedge Facility by entering into Hedge Agreements with the Hedge Providers from time to time (subject to availability) upon such terms and conditions as may be offered by the Hedge Providers from time to time; provided however, that such

Hedge Agreements shall not exceed twelve (12) months in duration. The Borrower may not terminate any Hedge Agreement prior to its maturity date except with the prior written consent of the applicable Hedge Provider, which consent may be unreasonably or arbitrarily withheld. Without limiting the Hedge Provider's discretion in this regard, the conditions for granting any such consent shall include payment by the Borrower to the Hedge Provider of an amount to compensate the Hedge Provider for any loss or damages sustained by it as a result of such termination, determined in accordance with the provisions of such Hedge Agreement (or in the absence of such provisions, as determined by the Hedge Provider in accordance with its usual practice).

Prior to engaging in any Permitted Lender Hedges under the Hedge Facility, the Borrower shall first execute and deliver an ISDA Master Agreement to the applicable Hedge Provider for any such transactions, the terms of which are not inconsistent with this Agreement and which provide for cross default hereto. For greater certainty, the present and future indebtedness, liabilities and obligations of the Borrower under the Permitted Lender Hedges is deemed to be Obligations of the Borrower under this Agreement, shall be secured by the Security on a *pari passu* basis and shall rank *pari passu* with all Obligations under the Credit Facility.

ARTICLE III
EXTENSION, REPAYMENT AND REDUCTION OF THE CREDIT

3.1 Extension of the Revolving Period

(a) The Borrower may request an Offer of Extension in respect of each Lender and after the first such request, if applicable, each Agreeing Lender (each, a "**Requested Lender**") not more than one hundred and twenty (120) days and not less than ninety (90) days prior to the first anniversary of the Closing Date and each successive anniversary thereafter (the "**Anniversary Date**"). Such request shall be made by the Borrower by delivering to the Agent an executed Request for Offer of Extension. The Agent shall forthwith notify each Requested Lender of such request by the Borrower and each Requested Lender shall notify the Agent and the Borrower as to whether or not it agrees (in its sole discretion) to such request no later than sixty (60) days prior to the next succeeding Anniversary Date; provided that, if a Requested Lender does not so notify the Agent and the Borrower sixty (60) days prior to such Anniversary Date, such Requested Lender shall be deemed to have elected not to agree to such request.

(b) If the Majority Lenders under the Credit Facility agree to such request, the Agent shall forthwith deliver to the Borrower an Offer of Extension with respect to the Credit Facility. Any such Offer of Extension shall be open for acceptance by the Borrower until the Banking Day immediately preceding the next succeeding Anniversary Date. Upon written notice by the Borrower to the Agent accepting an outstanding Offer of Extension and agreeing to the terms and conditions specified therein, if any, the Revolving Period (and accordingly, the Term Date), in respect of those Lenders (the "**Agreeing Lenders**") agreeing to such an extension, shall be extended to the date specified in the Offer of Extension and the terms and conditions, if any, specified in such Offer of Extension effective on the first day after the succeeding Anniversary Date referred to above.

(c) If any Lender that receives notification from the Agent that the Borrower has made a Request for Offer of Extension, elects or is deemed not to make an Offer of Extension (a "**Non-Agreeing Lender**"), each of the Agreeing Lenders shall have the right (but not the obligation) to purchase the Commitment of the Non-Agreeing Lender under the Credit Facility for a purchase price in an amount equal to the aggregate Outstanding Principal

amount of the Advances owing to such Non-Agreeing Lender under the Credit Facility, together with accrued interest thereon to the date of payment of such principal amount and all other Obligations payable to such Non-Agreeing Lender under this Agreement (including without limitation all losses, costs and expenses suffered or incurred by the Non-Agreeing Lender as a result of complying with this Section 3.1(c) in respect of the Credit Facility. Each of the Agreeing Lenders (a "**Purchasing Lender**") wishing to exercise its rights to purchase the Commitment of a Non-Agreeing Lender shall forthwith so notify the Borrower, the Agent and each of the other Lenders, if any, and such Purchasing Lender shall thereupon be obligated to purchase not less than fifteen (15) days prior to the next succeeding Anniversary Date, an amount of such Commitment equal to the Commitment of the Non-Agreeing Lender multiplied by such Purchasing Lender's Proportionate Share of the Credit Facility over the aggregate of all Purchasing Lenders' Proportionate Shares of the Credit Facility, or as otherwise agreed to by the Borrower and all Purchasing Lenders. If the Working Capital Lender is a Non-Agreeing Lender and there is more than one Purchasing Lender, the Borrower shall choose which Purchasing Lender, in consultation therewith, shall acquire the Commitment of the Working Capital Lender including the Commitment of the Working Capital Lender in respect of the Working Capital Facility. The Non-Agreeing Lender, the Purchasing Lenders, the Agent, the Borrower and each of the other Lenders, if any, shall forthwith duly execute and deliver any necessary documentation to give effect to such purchase, whereupon the Non-Agreeing Lender shall, as of the effective date thereof, be released from its obligations to the Borrower hereunder and under the other Credit Documents arising subsequent to such date.

(d) If a Non-Agreeing Lender's Commitment is not purchased pursuant to Section 3.1(c), at the option of the Borrower:

(i) the Revolving Period for such Non-Agreeing Lender shall not be extended and the Stated Maturity Date of each such Non-Agreeing Lender shall be the Non-Agreeing Lender Stated Maturity Date applicable to such Non-Agreeing Lender. For so long as there exists no Event of Default or any Default, the Borrower shall repay Advances (which shall include, for greater certainty, the Face Amount of all Banker's Acceptances and Notional Banker's Acceptances accepted by such Non-Agreeing Lender) and other Obligations owing hereunder to such Non-Agreeing Lender on each Non-Agreeing Lender Quarterly Reduction Date, with all outstanding Obligations owing to such Non-Agreeing Lender being due and payable in full on the applicable Non-Agreeing Lender Stated Maturity Date. Upon repayment of all Obligations owed to such Non-Agreeing Lender, the Non-Agreeing Lender shall cease to be a Lender hereunder and the Non-Agreeing Lender's Commitment shall be terminated; the Commitment in respect of the Credit Facility shall be reduced by the amount of the Non-Agreeing Lender's terminated Commitment, and the Proportionate Share of each remaining Credit Facility shall be adjusted accordingly; or

(ii) the Non-Agreeing Lender shall, if requested by the Borrower, assign and transfer such Non-Agreeing Lender's outstanding Commitment to a Lender or such other Person that will upon such assignment and transfer, become a Credit Facility Lender in accordance with the provisions of this Agreement.

(e) The Credit Facility may only be extended pursuant to Section 3.1(a) if the then Agreeing Lenders whose Commitments under such Credit Facility are no less than 66 ⅔% of the

total Commitments of all then Agreeing Lenders under such Credit Facility at such time, agree to provide an Offer of Extension, and if such Majority Lenders do not agree to provide an Offer of Extension, the provisions of Sections 3.1(c) and 3.1(d) shall not be applicable and the then current Revolving Period shall not be extended. If the Majority Lenders do not provide an Offer of Extension with respect to the Credit Facility, the Borrower may, subject to an in accordance with this Agreement, continue to obtain further Advances during the remaining term of the then current Revolving Period ending on the Term Date, after which the provisions of Sections 3.2 and 3.1 shall apply.

(f) This Section 3.1 shall apply from time to time to permit successive extensions of the Revolving Period (and accordingly, the Term Date) if and for so long as the then applicable Agreeing Lenders have agreed in accordance with Section 3.1(e).

3.2 Term Period and Quarterly Repayment of Advances

Subject to the provisions of this Agreement, on the Term Date, any undrawn portion of the Commitment under the Credit Facility shall be cancelled, the Credit Facility shall convert to a non-revolving reducing term facility, and on each Quarterly Reduction Date thereafter, the Commitment (after giving effect to the reduction on the Term Date) of the Lenders in respect of the Credit Facility (other than the Commitments of Non-Agreeing Lenders that are being reduced pursuant to Section 2.3) shall be permanently reduced by an amount equal to one-twelfth (1/12) of all Advances outstanding (other than Advances outstanding to Non-Agreeing Lenders that are being repaid as a result of a reduction of the Commitments of the Non-Agreeing Lenders pursuant to Section 2.3) under the Credit Facility. If at any time after the Term Date the Borrower voluntarily repays any of the Outstanding Principal to the Lenders (other than principal payments to the Non-Agreeing Lenders that are being repaid pursuant to Section 2.3), the amount of such repayment shall be applied to the Outstanding Principal in inverse order of maturity.

3.3 Repayment of Advances

Without limiting the Majority Lenders' right to cause the Agent to demand repayment pursuant to Section 9.2, on the Stated Maturity Date the Borrower shall repay in full all Advances which are then outstanding to the Lenders; and repay all other Obligations which are then outstanding to the Lenders pursuant to the Credit Documents. The Borrower shall ensure that all Bankers' Acceptances, Bankers' Equivalent Advances and Letter of Credit/Guarantee Advances issued under the Credit Facility shall mature on or prior to the Stated Maturity Date, and shall ensure that the maturities of all Bankers' Acceptances, Bankers' Equivalent Advances and Letter of Credit/Guarantee Advances are such that the mandatory quarterly principal reductions set out in Section 3.2 can be effected.

3.4 Prepayments

Subject to this Section 3.4, the Borrower may from time to time repay Advances outstanding under the Credit Facility without penalty, except that (i) Bankers' Acceptances may not be paid prior to their respective maturity dates, (ii) repayments of Prime Rate Advances may be made at any time without notice and shall not be subject to any minimum repayment amounts; and (iii) the Borrower shall provide the Agent with at least two (2) Banking Days notice of a prepayment under the Credit Facility (other than a repayment of Prime Rate Advances made under the Working Capital Facility, by way of overdraft, in which case such notice is not necessary); provided however, all actual breakage costs are paid by the Borrower. The Borrower shall give the Agent prior written notice of each repayment of Advances, such notice to be substantially in the form as Schedule E.

3.5 Mandatory Repayments

All amounts received by the Borrower in any Fiscal Year in respect of the net cash proceeds received from any sale, lease or other disposition of Property that: (i) individually or in the aggregate, exceeds $1,000,000; and (ii) is not reinvested by the Borrower within one hundred and twenty (120) days from the date of sale, lease or other disposition, shall be used to repay Advances then outstanding under the Credit Facility.

3.6 Reduction of the Credit

The Borrower may, at any time, upon giving at least five (5) Banking Days' prior written notice to the Agent, permanently reduce, in whole or in part, the Credit Facility, in minimum amounts of $1,000,000 and in $100,000 multiples thereof with respect to the Syndicated Facility and in minimum amounts of $500,000 and in $100,000 multiples thereof with respect to the Working Capital Facility, by cancelling the Commitment of each Lender in an amount equal to such Lender's Proportionate Share of the amount of the reduction of such Credit Facility; provided that on or prior to the last day of such notice period the Borrower has:

(a) prepaid or otherwise reduced Advances outstanding to each such Lender under the Credit Facility in an amount equal to the amount by which Advances outstanding to such Lender under the Credit Facility exceeds its respective Commitment under the Credit Facility immediately after the reduction of the Commitments provided for in such notice; and

(b) paid all accrued interest and other charges and fees in respect of the Advances being repaid or reduced as aforesaid.

Any such notice of cancellation is irrevocable and the amount of each Lender's Commitment so cancelled and reduced may not be reinstated hereunder. For clarity, the Borrower may not by reason of any such reduction or cancellation contemplated by this Section pay any Bankers' Acceptances prior to their maturity date.

3.7 Principal Amount of Excess Advances

The principal amount of Advances under the Credit Facility shall be repaid immediately upon notice by the Agent or the Working Capital Lender, if applicable, to the Borrower to the extent that the aggregate outstanding Obligations under the Syndicated Facility exceeds the Syndicated Facility Commitment or that the aggregate outstanding Obligations under the Working Capital Facility exceeds the Working Capital Commitment, whether as a result of oversight or otherwise.

ARTICLE IV
INTEREST RATES, FEES AND SECURITY

4.1 Interest Rates and Bankers' Acceptance Stamping Fees

The Borrower shall pay interest on each Prime Rate Advance outstanding at a rate per annum equal to the applicable Prime Rate Advance Rate. The Borrower shall pay the applicable Bankers' Acceptance Stamping Fee on each BA Advance. The Bankers' Acceptance Stamping Fee shall be calculated at the applicable BA Stamping Fee Rate. The Borrower shall pay interest to the Working Capital Lender for its own account and to the Agent for the account of the Syndicated Facility Lenders (at such address as the Working Capital Lender and the Agent designate from time to time) on any such

Advances outstanding from time to time hereunder at the applicable rate of interest specified in this Section 4.1.

4.2 Commitment Fee

The Borrower shall pay to the Agent, for distribution to the Syndicated Facility Lenders in accordance with their Proportionate Share of the Syndicated Facility Commitment, a commitment fee (the "**Syndicated Facility Commitment Fee**") calculated at the rate per annum equal to the Commitment Fee Rate, from the date hereof, on the daily undrawn balance of the Syndicated Facility. The Borrower shall pay to the Working Capital Lender, for its own account, a commitment fee (the "**Working Capital Facility Commitment Fee**") calculated at the rate per annum equal to the Commitment Fee Rate, from the date hereof, on the daily undrawn balance of the Working Capital Facility. The Commitment Fees shall be calculated daily and payable by the Borrower quarterly in arrears on the third Banking Day after the end of each calendar quarter.

4.3 Letter of Credit/Guarantee Fees

The Borrower shall pay the applicable Letter of Credit/Guarantee Fee with respect to each Letter of Credit/Guarantee issued under the Working Capital Facility to the Working Capital Lender for its own account, for the period from and including the date of issuance of the Letter of Credit/Guarantee to and including the stated expiry date thereof, calculated on the Face Amount of the Letter of Credit/Guarantee and payable by the Borrower quarterly in arrears on the third Banking Day after the end of each calendar quarter.

4.4 Agency Fees

The Borrower shall pay to the Agent for the account of the Agent, the agency fees according to the then current agency fee agreement entered into by the Agent and the Borrower with respect to such fees.

4.5 Extension Fees

The Borrower shall pay to the Agent (on behalf of each Lender) an extension fee equal to 10 Basis Points multiplied by the Proportionate Share of each Agreeing Lender on the Anniversary Date of each Request for Extension granted pursuant to Section 3.1.

4.6 Security

(a) The Trust, Business Trust, the Borrower and the Guarantors agree to provide or cause to be provided the following guarantees and security to the Agent:

(i) a debenture in the principal amount of $100,000,000 to be issued by the Borrower and each Guarantor in favour of the Agent constituting a First-Ranking Security Interest in the Property of the Borrower and each Guarantor;

(ii) a debenture pledge agreement to be granted by the Borrower and each Guarantor in favour of the Agent;

(iii) a guarantee granted by each Guarantor pursuant to which each such Guarantor guarantees the payment and performance of all present and future indebtedness,

liabilities and obligations of the Borrower to the Agent, the Lenders and the Hedge Providers;

(iv) assignment of insurance made by the Borrower and the Guarantors in favour of the Lenders and naming the Agent as first loss payee;

(v) a subordination and postponement agreement entered into by the Agent and Business Trust, pursuant to which the Business Trust subordinates all present and future indebtedness, liabilities and obligations owed to it by the Borrower or any Guarantor, to the payment and performance of the Obligations of the Borrower and the Guarantor to the Agent, the Lenders and the Hedge Providers; and

(vi) such other assignments, mortgages, charges, pledges and other security agreements, consents and acknowledgements (including negative pledges) as the Agent may reasonably require from time to time.

(b) The Trust, Business Trust and the Borrower shall cause each Subsidiary of the Trust that becomes a Material Subsidiary to execute and deliver to the Agent, the Security listed above, forthwith upon such Subsidiary becoming a Material Subsidiary.

(c) At the time the Security listed above is provided to the Agent, the Borrower or the applicable Guarantor shall provide such other certificates, legal opinions and other documents that the Agent and its counsel may reasonably require.

(d) The Security listed above and such certificates, legal opinions and other documents shall be in form and substance satisfactory to the Lenders, acting reasonably.

(e) The Agent shall, at the Borrower's expense, register, file or record the Security in all offices where such registration, filing or recording is necessary or of advantage to the creation, perfection and preserving of the charges and security interests created by the Security.

ARTICLE V
DISBURSEMENT CONDITIONS

5.1 Conditions Precedent to the Initial Advance

The obligation of the Lenders under this Agreement to make the initial Advance is subject to and conditional upon the following:

(a) receipt by the Agent for and on behalf of the Lenders, of the following documents, each in full force and effect, and in form and substance satisfactory to the Lenders, acting reasonably:

(i) this Agreement, and an agency fee agreement duly executed and delivered by the Borrower and each Guarantor;

(ii) certified copies of the Constating Documents of the Borrower and each Guarantor;

(iii) certificates of incumbency of the Borrower and each Guarantor;

(iv) certified copies of the resolutions of the board of directors, administrators, trustees or partners, as applicable, of the Borrower and each Guarantor authorizing the execution, delivery and performance of its respective obligations under the Credit Documents to which each is a party;

(v) completion by the Lenders of all legal and corporate due diligence including business plans, detailed projections, acquisition and trust documentation and financial statements (the Lenders acknowledge and confirm that this condition has been satisfied);

(vi) duly completed Compliance Certificate executed by the Chief Financial Officer of the Borrower, confirming compliance with all financial covenants as at the Closing Date or, where the initial Advance is to take place prior to November 30, 2006, an undertaking by the Borrower to provide such Compliance Certificate no later than November 30, 2006, together with evidence reasonably satisfactory to the Agent of the Borrower's compliance with all financial covenants as set forth as of the Closing Date;

(vii) duly executed copies of the Security, duly registered, where applicable;

(viii) releases, discharges and postponements (in registrable form where appropriate) covering all Encumbrances affecting the collateral subject to the Encumbrances constituted by the Security which are not Permitted Encumbrances, if any, or an undertaking reasonably satisfactory to the Agent to provide such releases, discharges and postponements;

(ix) the Lenders shall have received a copy of all independent business valuations and equipment appraisals, if any, prepared in connection with or contemplation of the IPO and the acquisition of the Acquired Companies by the Trust;

(x) letter of opinion of legal counsel to the Borrower and the Guarantors relating to, among other things, the subsistence of the Borrower and the Guarantors, and the due authorization, execution, delivery and enforceability of the Credit Documents to which the Borrower and the Guarantors are a party;

(xi) all operation of account documentation as the Agents may reasonably require; and

(xii) certified copies of all of the agreements of purchase and sale relating to the Acquired Companies;

(b) the Borrower shall have paid all fees, costs and expenses then due in respect of the Facilities;

(c) receipt by the Lender of confirmation of repayment of all Indebtedness that is not Permitted Indebtedness or an undertaking reasonably satisfactory to the Agent to repay all such Indebtedness;

(d) the Lenders shall have received an organizational chart accurately setting forth the structure of the Trust, Business Trust, the Borrower and the other Subsidiaries of the Trust, the legal and beneficial ownership of assets and capitalization;

(e) receipt and satisfactory review by the Lenders of the Financial Statements for the previous two (2) years for each of the Acquired Companies (the Lenders acknowledge and confirm that this condition has been satisfied);

(f) receipt and satisfactory review by the Lenders of financial projections for the Trust prepared by a nationally recognized chartered accounting firm (the Lenders acknowledge and confirm that this condition has been satisfied);

(g) the Lenders shall have received confirmation of receipt by the Trust of cash from the sale of its Units pursuant to the IPO in a net amount of not less than $110,000,000; and

(h) as at the Closing Date, no event or circumstance shall have occurred or exist that could reasonably be expected to have a Material Adverse Effect on the Trust, Business Trust, the Borrower or the Guarantors.

5.2 Conditions Precedent to Advances

The obligation of the Lenders to make any Advance (including the initial Advance) is subject to the conditions precedent that:

(a) no Event of Default or Default has occurred and is continuing on the date of the Advance, or could reasonably be expected to result from making the Advance;

(b) the representations and warranties of the Borrower and the Guarantors in this Agreement and in any of the other Credit Documents shall be true and correct on and with effect as of the date of the Advance;

(c) for each Advance under the Syndicated Facility, the Borrower shall have delivered to the Agent a duly executed Drawdown Notice, Rollover Notice or Conversion Notice (as applicable), completed in accordance with the provisions of this Agreement; and

(d) all other terms and conditions of this Agreement upon which the Borrower may obtain an Advance are fulfilled.

The foregoing conditions precedent shall not apply to any deemed Advance contemplated pursuant to Sections 6.10 and 6.20.

5.3 Waiver

The conditions in Sections 5.1 and 5.2 are inserted for the sole benefit of the Lenders and may be waived by the Lenders, in whole or in part (with or without terms or conditions) in respect of any Advance.

ARTICLE VI
ADVANCES

6.1 Prime Rate Advances

Subject to the other provisions of this Agreement, upon timely fulfillment of all applicable conditions as set forth in this Agreement, the Lenders will make the requested amount of a Prime Rate Advance available to the Borrower on the Drawdown Date requested by the Borrower, by crediting such amount to the Borrower's Account. The Borrower shall pay interest to the Lenders at the Branch of

Account on all such Prime Rate Advances outstanding from time to time hereunder at the applicable rate of interest specified in Section 4.1.

Interest on each Prime Rate Advance shall be calculated daily and payable monthly on each Interest Payment Date on the basis of the actual number of days in the applicable year. All interest shall accrue from day to day and shall be payable in arrears for the actual number of days elapsed from and including the date of Advance or the previous date on which interest was payable, as the case may be, to but excluding the date on which interest is payable, both before and after demand, maturity, default and judgment, with interest on overdue interest at the same rate payable on demand. Interest calculated with reference to the Prime Rate Advance Rate shall be calculated duly on the basis of a year of 365 days.

6.2 Evidence of Indebtedness

The indebtedness of the Borrower resulting from Advances made by the Working Capital Lender shall be evidenced by records maintained by the Working Capital Lender. The indebtedness of the Borrower resulting from Advances made by the Syndicated Facility Lenders shall be evidence by records maintained by the Agent concerning those Advances it has made. The records maintained by the Working Capital Lender and the Agent shall constitute, in the absence of manifest error, prima facie evidence of the indebtedness of the Borrower to the Working Capital Lender, the Syndicated Facility Lenders and the Agent and all details relating thereto. The failure of the Agent or the Working Capital Lender to correctly record any such amount or date shall not, however, adversely affect the obligation of the Borrower to pay amounts due hereunder to the Lenders in accordance with this Agreement.

6.3 Rollovers and Conversions

Subject to the other terms of this Agreement, the Borrower may from time to time request a Rollover or a Conversion of all or any part of the outstanding amount of any Advance into the same kind of Advance or into another form of Advance.

6.4 Notice of Advances, Rollovers and Conversions

The Borrower shall give the Agent irrevocable written notice, in the form of a Drawdown Notice, of any request for any Drawdown, a Rollover Notice, of any request for any Rollover or a Conversion Notice of any request for any Conversion of any Advance requested by it under the Syndicated Facility. The Borrower will provide the Agent with at least two (2) Banking Days notice of its request for a BA Advance and corresponding BA Equivalent Advance under the Syndicated Facility. The Borrower shall give the Working Capital Lender written notice, in the form of a Drawdown Notice, for any request of any Drawdown, a Rollover Notice for any request of any Rollover or a Conversion Notice for any request of a Conversion under the Working Capital Facility (other than Prime Rate Advances made by way of overdraft in the Borrower's Account). The Borrower will provide the Working Capital Lender with at least two (2) Banking Days notice of its request for a Letter of Credit/Guarantee Advance.

Notice shall be given to the Agent or the Working Capital Lender, as applicable, at least one (1) Banking Day before the date of any Prime Rate Advance (other than a Prime Rate Advance made by way of overdraft under the Working Capital Facility). Any permanent reduction of the Credit Facility shall only be effective on five (5) Banking Days' notice as required by Section 3.6.

Notices in respect of the Credit Facility shall be given not later than 12:00 noon (Calgary time) on the date for notice. Payments (other than those being made solely from the proceeds of Rollovers and Conversions) must be made prior to 12:00 noon (Calgary time) on the date for payment. If a notice or payment is not given or made by those times, it shall be deemed to have been given or made on the next

Banking Day, unless all Credit Facility Lenders affected by the late notice or payment agree, in their sole discretion, to accept a notice or payment at a later time as being effective on the date it is given or made.

6.5 Co-ordination of Prime Rate Advances and BA Advances

Each Syndicated Facility Lender shall advance its Proportionate Share of each Prime Rate Advance under the Syndicated Facility in accordance with the following provisions:

(a) the Agent shall notify each Syndicated Facility Lender of its receipt of a notice from the Borrower pursuant to Section 6.4, on the day such notice is received and shall, as soon as possible, notify each Syndicated Facility Lender of such Syndicated Facility Lender's Proportionate Share of any Advance requested by the notice;

(b) each Lender shall deliver its Proportionate Share of the Advance to the Agent not later than 11:00 a.m. (Calgary time) on the Drawdown Date;

(c) the Agent shall advance to the Borrower the amount delivered by each Syndicated Facility Lender by crediting the Agent's Account, but if the conditions precedent to the Advance are not met by 2:00 p.m. (Calgary time) on the Drawdown Date, the Agent shall return the funds to the Credit Facility Lenders or invest them in an overnight investment in the Agent's discretion until such time as the Advance is made; and

(d) if the Agent determines that a Syndicated Facility Lender's Proportionate Share of an Advance under the Syndicated Facility would not be a whole multiple of $100,000, the amount to be advanced by that Syndicated Facility Lender may be increased or reduced by the Agent in its sole discretion to the nearest whole multiple of $100,000 provided that if a Default or an Event of Default shall occur and be continuing, the Proportionate Shares of the Syndicated Facility Lenders shall be readjusted by the Agent to the extent that any previous adjustment has been made to the Proportionate Shares under this Section 6.5(d).

6.6 Bankers' Acceptances Power of Attorney

(a) To facilitate the acceptance of Drafts hereunder, the Borrower hereby appoints each BA Lender and its agent, acting by its duly authorized signatories for the time being at each BA Lender's main branch in Toronto, Ontario or such other branch that such BA Lender may notify the Borrower (the "**BA Branch of Account**"), the attorney of the Borrower:

  (i) to sign for and on behalf and in the name of the Borrower as drawer, Drafts in such BA Lender's standard form drawn on such BA Lender payable to a "clearing house" under the DBNA or its nominee for deposit by such BA Lender with the "clearing house" after acceptance thereof by such BA Lender, and

  (ii) to fill in the amount, date and maturity date of such Drafts;

provided that such acts in each case are to be undertaken by each BA Lender in accordance with instructions given to it by the Borrower pursuant to the power of attorney set out in this Section 6.6.

(b) Instructions to each BA Lender relating to the execution, completion, discount and/or deposit by such BA Lender on behalf of the Borrower of drafts which the Borrower wish

to submit to such BA Lender for acceptance by such BA Lender shall be communicated by the Borrower in writing at the BA Branch of Account following delivery by the Borrower of a Drawdown Notice, Conversion Notice or Rollover Notice pursuant to this Agreement and shall specify the following information:

(i) reference to the power of attorney contained in this Section 6.6;

(ii) a Canadian Dollar amount, which shall be the Face Amount of the Drafts to be accepted by the BA Lender in respect of a particular Advance;

(iii) a specified period of time as provided in this Agreement which shall be the number of days after the date of acceptance of such Drafts that such Drafts are to be payable, and the dates of issue and maturity of such Drafts; and

(iv) payment instructions specifying the account number of the Borrower at the BA Branch of Account at which the BA Discount Proceeds are to be credited.

(c) The communication in writing by the Borrower to a BA Lender of the instructions referred to above shall constitute the authorization and instruction of the Borrower to such BA Lender to complete and execute Drafts in accordance with such information as set out above and the request of the Borrower to such BA Lender to accept such Drafts and deposit the same with the "clearing house" against payment as set out in the instructions. The Borrower acknowledge that such BA Lender shall not be obligated to accept any such drafts except in accordance with the provisions of this Agreement. Each BA Lender shall be and it is hereby authorized to act on behalf of the Borrower upon and in compliance with instructions communicated to such BA Lender by the Borrower as provided herein if such BA Lender reasonably believes them to be genuine.

(d) The Borrower agree to indemnify each BA Lender and its directors, officers, employees, affiliates and agents and to hold it and them harmless from and against any loss, liability, expense or claim of any kind or nature whatsoever incurred by any of them as a result of any action or inaction in any way relating to or arising out of this power of attorney or the acts contemplated hereby including the deposit of any Draft with the "clearing house"; provided that this indemnity shall not apply to any such loss, liability, expense or claim which results from the gross negligence or wilful misconduct of a BA Lender or any of its directors, officers, employees, affiliates or agents.

(e) This power of attorney may be revoked by the Borrower at any time upon not less than five (5) Banking Days' written notice served upon each BA Lender at the address set out in this Agreement, provided that (i) it may be replaced with another power of attorney forthwith in accordance with the requirements of each BA Lender; and (ii) no such revocation shall reduce, limit or otherwise affect the obligations of the Borrower in respect of any Draft executed, completed, discounted and/or deposited in accordance herewith prior to the time at which such revocation becomes effective. This power of attorney may be terminated by each BA Lender at any time upon not less than five (5) Banking Days' written notice to the Borrower. Any revocation or termination of this power of attorney shall not affect the rights of each BA Lender and the obligations of the Borrower with respect to the indemnities of the Borrower above stated.

(f) This power of attorney is in addition to and not in substitution for any agreement to which each BA Lender and the Borrower are parties.

(g) If this power of attorney is revoked or terminated, to facilitate the acceptance of Bankers' Acceptances hereunder, the Borrower shall from time to time as required by each BA Lender, provide each BA Lender with an appropriate number of executed Drafts drawn in blank by the Borrower in the form prescribed by each BA Lender. The Borrower may, at its option, execute any Draft by the facsimile signatures of any two (2) of its authorized signing officers, and the Borrower and each BA Lender are hereby authorized to accept or pay, as the case may be, any Draft of the Borrower which purports to bear such facsimile signatures notwithstanding that any such individual has ceased to be an authorized signing officer of the Borrower. Any such Draft or Bankers' Acceptance so executed and completed or executed and completed pursuant to the power of attorney shall be as valid as if he or she were an authorized signing officer of the Borrower at the date of issue of such Bankers' Acceptance. Any such Draft or Bankers' Acceptance may be dealt with by each BA Lender to all intents and purposes and shall bind the Borrower as if duly signed in each signing officer's own handwriting and issued by the Borrower, and the Borrower shall hold each BA Lender harmless and indemnified against all loss, costs, damages and expenses arising out of the payment or negotiation of any such Draft or Bankers' Acceptance resulting from such Drafts not having been duly signed other than any loss, costs, damages or expenses arising out of the gross negligence or wilful misconduct of a BA Lender. No such BA Lender shall be liable for any failure to accept a Bankers' Acceptance as required hereunder if the cause of such failure, in whole or in part, is due to the revocation or termination of the power of attorney or the failure of the Borrower to provide executed Drafts to such BA Lender on a timely basis.

(h) The receipt by the Agent or the Working Capital Lender of a request for an Advance by way of Bankers' Acceptances shall be each BA Lender's sufficient authority to complete, and each BA Lender shall, subject to the terms and conditions of this Agreement, complete and sign (as applicable) such Drafts in accordance with such request, and the Drafts so completed and signed (as applicable) shall thereupon be deemed to have been presented for acceptance.

(i) The power of attorney for Bankers' Acceptances referenced in this Section 6.6 shall apply to BA Equivalent Advances, with all necessary changes *mutatis mutandis*, to the extent necessary.

6.7 Size and Maturity of Bankers' Acceptances, Rollovers and Conversions

(a) Each BA Advance shall be in an aggregate amount of not less than $500,000 and in a whole multiple of $100,000, and each Bankers' Acceptance shall be in the amount of $100,000 or whole multiples thereof. Each Bankers' Acceptance and corresponding BA Equivalent Advance shall have a term which is not less than 30 days nor more than 180 days (or such shorter or longer term as the Lenders providing such Advance in their sole discretion may approve) commencing on the Drawdown Date, the Rollover Date or the Conversion Date of such Advance (the "**BA Interest Period**"). If a Bankers' Acceptance or BA Equivalent Advance matures on a day which is not a Banking Day, then the Borrower shall be deemed to have selected a BA Interest Period the last day of which is the first Banking Day following the last day of the BA Interest Period selected by the Borrower. The Face Amount at maturity of a Bankers' Acceptance or BA Equivalent Advance may be Rolled Over as a Bankers' Acceptance or a BA Equivalent Advance or Converted into another form of Advance permitted by this Agreement. The last day of each BA Interest Period for each BA Advance and BA Equivalent Advance made by a

Lender shall be on or before the Stated Maturity Date or the Non-Agreeing Lender Stated Maturity Date applicable to such Lender.

(b) Subject to the provisions of this Agreement, if the Borrower requests a BA Advance with a BA Interest Period ending after a then applicable Non-Agreeing Lender Stated Maturity Date, each Lender shall provide its Proportionate Share of the BA Advance to the Agent, the BA Interest Period for each Agreeing Lender shall be the BA Interest Period requested by the Borrower and the BA Interest Period for each Non-Agreeing Lender shall end on the latest Banking Day prior to the applicable Non-Agreeing Lender Stated Maturity Date, for which the Agent, acting reasonably, is able to determine a BA Rate. If the Agent is unable to determine a BA Rate for a BA Period ending on or before the applicable Non-Agreeing Lender Stated Maturity Date, the Non-Agreeing Lender's Proportionate Share of the requested BA Advance shall be provided to the Borrower by way of a Prime Rate Advance.

6.8 Co-ordination of BA Advances

Each Lender shall advance its Proportionate Share of each Advance by way of Bankers' Acceptances and BA Equivalent Advances in accordance with the provisions set forth below.

(a) The Agent, promptly following receipt of a notice from the Borrower pursuant to Section 6.4 requesting an Advance by way of Bankers' Acceptances under the Syndicated Facility, shall (i) notify each BA Lender of the Face Amount of the Bankers' Acceptances to be accepted by it, and (ii) notify each Non BA Lender of the Face Amount of its Notional Bankers' Acceptance. The aggregate Face Amount of Bankers' Acceptances to be accepted by a BA Lender and the Face Amount of the Notional Bankers' Acceptance for each Non BA Lender shall be determined by the Agent by reference to the respective Commitments of the Lenders under the applicable Facility, provided that, if the Face Amount of a Bankers' Acceptance in the case of a BA Lender or the Face Amount of the Notional Bankers' Acceptance used to determine the amount of a BA Equivalent Advance in the case of a Non BA Lender would not be Cdn. $100,000 or a whole multiple thereof, the Face Amount shall be increased or reduced by the Agent in its sole discretion, to the nearest whole multiple of Cdn. $100,000.

(b) Whenever the Borrower requests an Advance that includes Bankers' Acceptances, each Non BA Lender shall, in lieu of accepting its pro rata amount of such Bankers' Acceptances, make available to the Borrower on the Drawdown Date an Advance (a "**BA Equivalent Advance**") in Canadian Dollars and in an amount which would be equal to the BA Discount Proceeds of the Bankers' Acceptances (which Bankers' Acceptances are referred to herein collectively as "**Notional Bankers' Acceptances**") that such Non BA Lender would have been required to accept on the Drawdown Date if it were a BA Lender. Each Non BA Lender shall also be entitled to deduct from the BA Equivalent Advance an amount equal to the applicable Bankers' Acceptance Fee that would have been applicable to the Notional Bankers' Acceptance had it been a Bankers' Acceptance.

(c) Subject to the terms and conditions of this Agreement, each BA Lender agrees to accept Drafts issued by the Borrower pursuant to this Section 6.8 and purchase such Bankers' Acceptances discounted at the applicable BA Discount Rate. Each BA Lender shall provide the BA Discount Proceeds thereof to the Agent (in the case of a BA Advance and corresponding BA Equivalent Advance under the Syndicated Facility) or into the Agent's Account (in the case of a BA Advance under the Working Capital Facility) in accordance

with Section 6.8(d), less the Bankers' Acceptance Fee payable to such BA Lender pursuant to Section 4.1. Each such BA Lender shall be entitled to sell, assign or otherwise transfer such Bankers' Acceptances to any Person without any notice to or the consent of any of the Borrower.

(d) Each BA Lender and Non BA Lender, as applicable, shall transfer to the Agent at the Agent's Account (with respect to BA Advances under the Syndicated Facility) for value on each Drawdown Date immediately available Cdn. Dollars in an aggregate amount equal to (i) in the case of a BA Lender, the BA Discount Proceeds (net of the applicable Bankers' Acceptance Fee in respect of such Bankers' Acceptances) of all Bankers' Acceptances accepted by it on such Drawdown Date, and (ii) in the case of Non BA Lenders, the amount of each BA Equivalent Advance (net of the applicable Bankers' Acceptance Fee in respect of such BA Equivalent Advance) to be made by it on such Drawdown Date. The Agent may designate such other offices in Toronto or Calgary as it may see fit for the purposes referred to in the preceding sentence. The Agent shall make such amounts received by it from the Lenders as aforesaid available to the Borrower by depositing the same for value on the applicable Drawdown Date to the Borrower's Account.

(e) The Borrower hereby authorizes each BA Lender to complete, stamp, hold, sell, rediscount or otherwise dispose of all Bankers' Acceptances accepted by it in accordance with the instructions provided by the Borrower hereunder or pursuant to the power of attorney referred to in Section 6.6.

6.9 Payment of Bankers' Acceptances and BA Equivalent Advances

The Borrower shall provide for the payment to the Agent at the Agent's Account for the account of the applicable BA Lenders or Non BA Lenders, as the case may be, of the full Face Amount of each Bankers' Acceptance and each Notional Bankers' Acceptance issued under the Syndicated Facility, on the earliest of (a) its date of maturity, and (b) the date on which the Agent (with the instructions of the Majority Lenders) demands payment of the Obligations outstanding under the applicable Facility.

6.10 Deemed Advance - Bankers' Acceptances

Except for amounts which are paid from the proceeds of Rollovers of a Bankers' Acceptance and BA Equivalent Advances or other Advance or Conversion hereunder, any amount which a Lender pays to any third party on or after the date of maturity of a Bankers Acceptance in satisfaction thereof or which is owing to such Lender by the Borrower in respect of such a Bankers' Acceptance or BA Equivalent Advance on or after the date of maturity of such Bankers' Acceptance or BA Equivalent Advance shall be deemed to be a Prime Rate Advance to the Borrower under this Agreement. Each Syndicated Facility Lender shall forthwith give notice at the making of such a Prime Rate Advance to the Agent (who shall promptly give similar notice to the Borrower and the other Lenders). Interest shall be payable on such Prime Rate Advances in accordance with the terms applicable to Prime Rate Advances.

6.11 Waiver

The Borrower shall not claim from a Lender or any other Person any days of grace for the payment at maturity of any Notional Bankers' Acceptances or any Bankers' Acceptances presented and accepted by a Lender pursuant to this Agreement. The Borrower waive any defence to payment which might otherwise exist if for any reason a Bankers' Acceptance shall be held by a Lender in its own right at

the maturity thereof, and the doctrine of merger shall not apply to any Bankers' Acceptance that is at any time held by a Lender in its own right.

6.12 Degree of Care

Any executed Drafts to be used as Bankers' Acceptances which are delivered to a Lender shall be held in safekeeping with the same degree of care as if they were such Lender's own property, and shall be kept at the place at which such drafts are ordinarily held by such Lender.

6.13 Indemnity

The Borrower hereby indemnifies and holds each BA Lender harmless from any reasonable loss or expense with respect to any Bankers' Acceptance dealt with by the Credit Facility Lenders, or any of them, in accordance with the provisions hereof, but shall not be obliged to indemnify a Lender for any loss or expense caused by the gross negligence or wilful misconduct of that Credit Facility Lender.

6.14 Obligations Absolute

The obligations of the Borrower with respect to Bankers' Acceptances under this Agreement shall be unconditional and irrevocable, and shall be paid strictly in accordance with the terms of this Agreement under all circumstances, including, without limitation, the following circumstances:

(a) any lack of validity or enforceability of any Draft accepted by a Credit Facility Lender as a Bankers' Acceptance; or

(b) the existence of any claim, set-off, defense or other right which the Borrower may have at any time against the holder of a Bankers' Acceptance, the Credit Facility Lenders (or any of them) or any other Person or entity, whether in connection with this Agreement or otherwise.

6.15 Letters of Credit

Upon timely fulfillment of all applicable conditions as set forth in this Agreement, but subject to the limitations in Section 6.16, the Working Capital Lender agrees to issue a Letter of Credit/Guarantee on any Banking Day for the account of the Borrower.

6.16 Letter of Credit/Guarantee Procedures and Limitations

The following provisions shall apply to Letter of Credit/Guarantee Advances:

(a) the aggregate amount of all Letters of Credit/Guarantee that may be issued and outstanding shall not exceed $5,000,000;

(b) no Letter of Credit/Guarantee shall have a maturity date that is either later than 364 days after it is issued or later than the Stated Maturity Date applicable to the Working Capital Facility;

(c) Letters of Credit/Guarantee shall not be issued for the purpose of guaranteeing the obligations of any person other than a Credit Party;

(d) the Working Capital Lender shall not have any obligation to issue a Letter of Credit/Guarantee until:

(i) it has been paid the applicable fee(s),

(ii) such ancillary documents, including applications and indemnities, as it normally requires for similar transactions have been executed and delivered to it, and

(e) all payments made by the Working Capital Lender to any Person pursuant to a Letter of Credit/Guarantee shall, unless the Borrower reimburses the Working Capital Lender for such payment on or before the date it is made, be deemed as and from the date of such payment to be a Prime Rate Advance, with the proceeds of such Prime Rate Advance being applied against the Borrower's Obligations to reimburse the Working Capital Lender for payment made under the applicable Letter of Credit/Guarantee.

6.17 Payment Under Letters of Credit and Letters of Guarantee

The Borrower unconditionally and irrevocably authorizes the Working Capital Lender to pay the amount of any draft or demand made on the Working Capital Lender under and in accordance with the terms of any Letter of Credit/Guarantee on demand without requiring proof of the Borrower's agreement that the amount so demanded was due and notwithstanding that the Borrower may dispute the validity of any such draft, demand or payment.

The Working Capital Lender shall not have any responsibility or liability for, or any duty to inquire into, the authorization, execution, signature, endorsement, correctness, genuineness or legal effect of any certificate or other document presented to the Working Capital Lender pursuant to any Letter of Credit/Guarantee and the Borrower fully and unconditionally assumes all risks with respect to the same and, without limiting the generality of the foregoing, all risks of the acts or omissions of any beneficiary of any Letter of Credit/Guarantee with respect to the use by any beneficiary of any Letter of Credit/Guarantee. The Working Capital Lender shall not be responsible for:

(a) the validity of certificates or other documents delivered under or in connection with any Letter of Credit/Guarantee that appear on their face to be in order, even if such certificates or other documents should in fact prove to be invalid, fraudulent or forged;

(b) errors, omissions, interruptions or delays in transmission or delivery of any messages by mail, cable, telegraph, telefax or otherwise, whether or not they are in code;

(c) errors in translation or for errors in the interpretation of technical terms or for errors in the calculation of amounts demanded under any Letter of Credit/Guarantee;

(d) any failure or inability of the Working Capital Lender or Lender to make payment under any Letter of Credit/Guarantee as a result of any Applicable Laws or by reason of any control or restitution rightfully or wrongfully exercised by any Person asserting or exercising governmental or paramount powers; or

(e) any other consequences arising in respect of a failure by the Working Capital Lender to honour a Letter of Credit/Guarantee due to causes beyond the control of the Working Capital Lender;

and none of the above shall affect or impair any of the rights or powers of the Lenders hereunder or the obligations of the Borrower under Section 6.19. Without limiting the generality of the foregoing, it is agreed that any payment made by any Working Capital Lender in good faith under and in accordance with the terms of a Letter of Credit/Guarantee shall be binding upon the Borrower and shall not result in

any liability of the Working Capital Lender to the Borrower and shall not lessen the obligations of the Borrower under Section 6.19.

Notwithstanding the provisions of this Section 6.17, the Borrower shall not be responsible for, and the Working Capital Lender shall not be relieved of responsibility for, any wilful misconduct or gross negligence of or by any the Working Capital Lender.

6.18 No Liability

The Borrower agrees that neither the Working Capital Lender nor any of its officers, directors, employees, agents or correspondents will assume liability for, or be responsible for:

(a) the use which may be made of any Letter of Credit/Guarantee;

(b) any acts or omissions of the beneficiary of any Letter of Credit/Guarantee including the application of any payment made to such beneficiary;

(c) the validity, correctness, genuineness or legal effect of any document or instrument relating to any Letter of Credit/Guarantee, even if such document or instrument should in fact prove to be in any respect invalid, insufficient, inaccurate, fraudulent or forged;

(d) payment by the Working Capital Lender of any draft which does not comply with the terms of any Letter of Credit/Guarantee, unless such payment results from the gross negligence or wilful misconduct of the Working Capital Lender;

(e) the failure of any document or instrument to bear any reference or adequate reference to any Letter of Credit/Guarantee;

(f) any failure to note the amount of any draft on any Letter of Credit/Guarantee or on any related document or instrument; any failure of the beneficiary of any Letter of Credit/Guarantee to meet the obligations of such beneficiary to either the Borrower or any other Person;

(g) any errors, inaccuracies, omissions, interruptions or delays in transmission or delivery of any messages, directions or correspondence by mail, facsimile or otherwise;

(h) any inaccuracies in the translation of any messages, directions or correspondence or for errors in the interpretation of any technical terms; or

(i) any failure by the Working Capital Lender to make payment under any Letter of Credit/Guarantee as a result of any law, control or restriction rightfully or wrongfully exercised or imposed by any domestic or foreign court or government or government instrumentality or as a result of any other cause beyond the control of the Working Capital Lender or its officers, directors, employees, agents or correspondents.

6.19 Reimbursement Obligations of the Borrower

The Borrower shall reimburse the Working Capital Lender on demand for any amounts paid by the Working Capital Lender from time to time as contemplated by Section 6.17 and, without limiting the generality of the foregoing, the Borrower shall indemnify and save the Working Capital Lender harmless on demand from and against any and all other losses, costs, damages, expenses, claims, demands or

liabilities which any of them may suffer or incur arising in any manner whatsoever in connection with the making of any such payments (including, without limitation, in connection with proceedings to restrain the Working Capital Lender from making, or to compel the Working Capital Lender to make, any such payment).

6.20 Overdue Amounts and Indemnity

Without limiting any other provisions of this Agreement, if the Borrower shall fail to reimburse the Working Capital Lender for any payments made by the Working Capital Lender under a Letter of Credit/Guarantee as contemplated in Section 6.19, the amount that the Borrower fails to reimburse the Working Capital Lender shall be deemed to be a Prime Rate Advance for payments made by the Working Capital Lender. The Working Capital Lender shall forthwith give notice of such Advance to the Borrower. Interest shall be payable on such deemed Prime Rate Advance from the date of such deemed Prime Rate Advance in accordance with the terms of this Agreement.

6.21 Acceleration

Upon the Agent providing an Acceleration Notice to the Borrower under Section 9.2, the maximum amount of the contingent liability of the Working Capital Lender under any Letter of Credit/Guarantee which is then outstanding shall immediately become due and payable to the Working Capital Lender notwithstanding that the Working Capital Lender has not at such date been required to make payment under any such Letter of Credit/Guarantee. Any such amount paid to the Working Capital Lender shall be held by the Working Capital Lender for the account of the Working Capital Lender in a separate collateral account of the Borrower as security for the repayment of future indebtedness of the Borrower to the Working Capital Lender in respect of Letters of Credit/Guarantee which are drawn down and, pending the expiry of all outstanding Letters of Credit/Guarantee, any amounts paid to the Working Capital Lender shall bear interest at the rate established by the Working Capital Lender from time to time as that payable in respect of 30 day certificates of deposit of the Working Capital Lender for monies of like amount. Any payments under this Section 6.21 will be applied in accordance with Section 9.3.

6.22 Conflict with Applications

To the extent that any provision of any application for the issuance of a Letter of Credit/Guarantee in the standard form of the Working Capital Lender or such other form as may be approved by the Working Capital Lender is inconsistent with the provisions of Sections 6.16, 6.17, 6.19, 6.20, 6.20 or 6.21, the provisions of such Sections of this Agreement shall apply.

ARTICLE VII
REPRESENTATIONS AND WARRANTIES

7.1 Representations and Warranties

Each Credit Party that is a party hereto represents and warrants to the Agent and the Lenders for and on behalf of itself and the Borrower represents and warrants to the Agent for and on behalf of each Guarantor that is not a party to this Agreement, as follows:

(a) that it is duly organized and validly existing under the laws of the Province of Alberta, or the laws of another province or the laws of Canada, each is duly registered to carry on business in each jurisdiction in which it owns Property or carries on a business and it has the corporate, trust or partnership power, as the case may be, and authority to enter into and perform its obligations under each Credit Document to which it is a party;

(b) it has the corporate, trust or partnership power and authority, as the case may be, to own or lease its Property, to carry on and conduct its business as presently conducted and, in the case of the Borrower, to borrow money hereunder and to perform its obligations under each Credit Document to which it is a party;

(c) it has obtained and maintains all Permits necessary for the ownership of its Property and the conduct of its business in each jurisdiction where it carries on material business or owns material Property;

(d) it is duly authorized to execute and deliver the Credit Documents to which it is a party and to perform its obligations thereunder; and all corporate, trust, partnership, as the case may be, and other steps and proceedings necessary for the due execution and delivery by it of the Credit Documents to which it is a party and the performance of its obligations thereunder have been taken;

(e) the Credit Documents to which it is a party have been duly executed and delivered by it, and constitute legal, valid and binding obligations of such Credit Party, enforceable against it in accordance with their respective terms, subject to applicable bankruptcy and insolvency laws, the rights of creditors generally and rules of equity of general application;

(f) the execution and delivery by it of the Credit Documents to which it is a party and the performance by it of its obligations thereunder, do not and will not:

(i) contravene, violate or result in a breach of its Constating Documents or any shareholders' agreement (or other similar agreement) relating to it;

(ii) contravene, violate or result in a breach of any Applicable Law;

(iii) contravene, violate or result in a breach of any material Contract to which it is a party or to which its Property is bound, except to the extent any contravention, violation or breach would not reasonably be expected to have a Material Adverse Effect;

(iv) contravene, violate or result in a breach of any resolution of its directors, officers, trustees or partners or any committee thereof;

(v) constitute, with or without notice or lapse of time or both, an event or circumstance entitling any Person to accelerate or demand the payment of any Funded Debt;

(vi) result in the creation or imposition of any Encumbrance on any of its Property other than as contemplated herein; or

(vii) result in any requirement on it to grant any Encumbrance or result in any Person becoming entitled to call for any Encumbrance from it other than in favour of the Lenders hereunder;

(g) no consent, authorization, approval or other action by, and no publication, notice to or filing or registration with, any Governmental/Judicial Body is required for the due execution and delivery by it of the Credit Documents to which it is a party and the

performance by it of its Obligations thereunder or to ensure the validity or enforceability thereof other than filings and registrations necessary to perfect and protect the Encumbrances constituted by the Security;

(h) there are no actions, suits, claims or proceedings (including counterclaims or third party proceedings) existing or, to the knowledge of its Responsible Officers (after due enquiry) threatened against it or affecting any of its Property before any Governmental/Judicial Body which, if determined adversely against it, would reasonably be expected to have a Material Adverse Effect;

(i) in respect of each material Governmental/Judicial Body license, franchise, approval or permit of which it is a holder:

(i) it has not defaulted in any material respect in the performance or observance of any of the terms or conditions contained or referenced therein; and

(ii) to its knowledge, no other party thereto is in default thereunder in any material respect, nor has any such party taken any action to terminate the same;

(j) it is in compliance in all material respects with all Applicable Laws (including Applicable Environmental Laws) and all material Contracts to which it is a party or by which it is bound;

(k) no Event of Default and no Default has occurred and is continuing hereunder or under any of the other Credit Documents;

(l) it has in full force and effect such policies of insurance in such amounts issued by such insurers of recognized standing covering its Property, assets and undertaking, including, business interruption, replacement cost and environmental damage insurance, as are customarily maintained by Persons engaged in the same or similar business in the locations where its properties and assets are located;

(m) all of the financial statements and financial information which has been furnished to the Agent and the Lenders in connection with this Agreement are complete in all material respects and fairly present its financial position as of the dates referred to therein and have been prepared in accordance with GAAP;

(n) it is not in default in any material respect under any of the Permitted Encumbrances relating to it;

(o) its business and assets are being operated in substantial compliance with Applicable Environmental Laws to the best of the knowledge of its Responsible Officers (after reasonable inquiry), there are no material breaches thereof and no enforcement actions in respect thereof are threatened or pending;

(p) it does not own any Property or carry on business in any place other than in the Provinces of Alberta and British Columbia;

(q) set out in Schedule "H" attached hereto (as the same may be updated by the Borrower in a Compliance Certificate and delivered to the Agent from time to time) is:

(i) a complete list of all of the Subsidiaries of the Trust, the authorized and issued Shares of each of which have been validly issued and are outstanding as fully paid and non-assessable Shares; and

(ii) the location of the principal place of business of the Trust and each Subsidiary of the Trust or, if it has more than one principal place of business, its chief executive office;

(r) it has good and marketable title to its Properties, free and clear of any Encumbrance and adverse claims, other than Permitted Encumbrances. Set out in Schedule I attached hereto is a complete and up-to-date list of all of the real property interests held by it. It shall, from time to time upon the acquisition by it, of a real property interest, provide to the Agent a revised Schedule I and all such documents, opinions and certificates as the Agent may reasonably require, to subject the acquired real property interests to the Security;

(s) the Encumbrances granted under the relevant Security constitute valid, legally binding and enforceable and First Ranking Security Interest on the collateral subject thereto;

(t) it has duly filed on a timely basis all tax returns required to be filed by it, and it has paid all taxes and remittances which are due and payable by it, and has paid all assessments and reassessments, and all other taxes, governmental charges, governmental royalties, penalties, interest and fines claimed against it (except where it is contesting the payment of same in good faith, and it has established to the satisfaction of the Lenders a sufficient reserve or, if requested by the Lenders (acting reasonably) deposited with a court of competent jurisdiction or assessing authority (or with such other Person as is acceptable to the Lenders) sufficient funds or a surety bond, for the total amount claimed, where the application of such reserve, funds or bond would result in the discharge of such claim and the contestation thereof postpones the rights of the applicable Governmental/Judicial Body to enforce its collection remedies in respect thereof); all employee source deductions (including income taxes, Employment Insurance and Canada Pension Plan), sales taxes (both federal and provincial), payroll taxes and workers compensation payments are currently paid and up to date; it has made adequate provision for, and all required instalment payments have been made in respect of, taxes and remittances payable for the current period for which returns are not yet required to be filed; there are no agreements, waivers or other arrangements providing for an extension of time with respect to the filing of any tax return or the payment of any taxes or remittances described above; there are no actions or proceedings being taken by Canada Revenue Agency or any other Governmental/Judicial Body to enforce the payment of any taxes or remittances described above and it has no knowledge of any such actions or proceedings being contemplated by such authorities; except to the extent any of the foregoing would not reasonably be expected to have a Material Adverse Effect; and

(u) that all obligations owing under the Facilities rank in right of payment in priority to the Indebtedness evidenced under the Note Indenture.

7.2 Survival of Representations and Warranties

Unless expressly stated to be made as of a specific date, the representations and warranties made in this Agreement shall survive the execution of this Agreement and all other Credit Documents, and shall be deemed to be repeated as of the Drawdown Date, the Rollover Date or the Conversion Date (as

applicable) as provided in Section 5.2(b) and as of the date of delivery of each Compliance Certificate, subject to modifications made by the Borrower to the Agent in writing and accepted by the Agent. The Lenders shall be deemed to have relied upon such representations and warranties at each such time as a condition of making an Advance hereunder or continuing to extend the Credit Facility hereunder.

ARTICLE VIII
COVENANTS

8.1 Positive Covenants

During the term of this Agreement, each Credit Party (unless otherwise specified) that is a party hereto covenants and agrees for and on behalf of itself and the Borrower covenants and agrees for and on behalf of each Guarantor that is not a party hereto, that it shall:

(a) duly and punctually pay the Obligations due and payable by it at the times and places and in the manner required by the terms of the Credit Documents to which it is a party;

(b) promptly provide the Agent with all information reasonably requested by the Agent from time to time concerning its financial condition, business and Property and at all reasonable times and from time to time upon reasonable notice, permit representatives of the Lenders to inspect any of its Property, and to examine and take extracts from its financial books, accounts and records, including but not limited to accounts and records stored in computer data banks and computer software systems, and to discuss its financial condition with its senior officers and (in the presence of such of its representatives as it may designate) its auditors, the reasonable expense of all of which shall be paid by the Borrower, provided that the exercise of the rights of the Lenders under this paragraph is not more frequent than is reasonably necessary;

(c) maintain insurance on all its Property with financially sound and reputable insurance companies or associations including all-risk property insurance, comprehensive general liability insurance and business interruption insurance (with the Agent shown as first mortgagee and loss payee), in amounts and against risks that are determined to be appropriate by it acting prudently, furnish to the Agent, on written request, but in any event annually, reasonably satisfactory evidence of the insurance carried and notify the Agent of any claims it made under the foregoing insurance policies in excess of $500,000;

(d) maintain and preserve its existence, organization and status in its jurisdiction of organization and in each other jurisdiction in which it carries on a business or owns assets and make all corporate, partnership and other filings and registrations necessary in connection therewith;

(e) continue to carry on the business currently being carried on and maintain all of its Property in good repair and working condition and carry on and continuously conduct its business currently being conducted in an efficient, diligent and businesslike manner and in accordance with standard industry practices;

(f) upon the reasonable request of the Lenders, deliver all documents relating to the acquisition of any corporation, partnership, other entity or business by it subsequent to the Closing Date;

(g) comply with Applicable Laws (including all Applicable Environmental Laws) and obtain and maintain all Permits necessary for the ownership of its Property and to the conduct of its business in each jurisdiction where it carries on business or owns material Property, including but not limited to those issued or granted by Governmental/Judicial Bodies;

(h) duly file on a timely basis all tax returns required to be filed by it, and duly and punctually pay all Taxes and other governmental charges levied or assessed against it or its Property;

(i) the Trust, the Business Trust and the Borrower shall cause each Material Subsidiary to execute and deliver to the Agent a guarantee of the Obligations of the Borrower together with such other Security, certificates and legal opinions described in Section 4.6 as and when such may be required by the Agent in accordance with this Agreement;

(j) the Trust and the Borrower shall provide to the Agent all Compliance Certificates required pursuant to Section 8.2(d) in a timely manner as required herein;

(k) ensure that the Security granted by it to the Agent and the Lenders remains legal, valid, binding and enforceable, in accordance with its terms (subject to Applicable Laws relating to bankruptcy and insolvency, affecting the rights of creditors generally and rules of equity of general application);

(l) cooperate with the Agent to permit the Agent to forthwith register, file and record the Security (or notices, financing statements or other registrations in respect thereof) in all proper offices where such registration, filing or recording may be reasonably necessary or advantageous to perfect or protect the security interests constituted by the Security and maintain all such registrations in full force and effect;

(m) provide to the Agent all such further and additional mortgages, charges and security interests that the Agent may reasonably require to effectively mortgage, charge and subject to an Encumbrance in all of the present and future Property of the Borrower, each Guarantor and each other Material Subsidiary;

(n) promptly notify the Agent of any Event of Default or any Default;

(o) promptly notify the Agent of the occurrence of a material default by it under any Contract entered into by it with respect to Funded Debt;

(p) promptly notify the Agent on becoming aware of the occurrence of any litigation, arbitration or other proceeding against or affecting any Borrower or any Guarantor which could result in liabilities or obligations owing by the Borrower or a Guarantor that in the aggregate exceeds $1,000,000 and from time to time provide the Agent with all reasonable information requested by the Agent concerning the status thereof;

(q) promptly notify the Agent upon hearing of the existence of any event, circumstance, development or condition in its business or condition, financial or otherwise, or any loss, destruction or damage to any of its Property which has had or which could reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect;

(r) promptly notify the Agent upon (i) learning of the existence of Hazardous Materials located on, above or below the surface of any land which it controls or contained in the

soil or water constituting such land (except those Hazardous Materials being stored, used or otherwise handled in substantial compliance with applicable Requirements of Law), and (ii) the occurrence of any material release of Hazardous Materials that has occurred on or from such land; and

(s) provide the Agent with such other documents, opinions, consents, acknowledgments and agreements as are reasonably necessary to implement this Agreement and the Security from time to time.

8.2 Reporting Requirements

During the term of this Agreement, the Trust and the Borrower shall:

(a) as soon as practicable and in any event within forty-five (45) days of the end of each Fiscal Quarter, cause to be prepared and delivered to the Agent, the interim unaudited consolidated Financial Statements of the Trust and the Borrower as at the end of such Fiscal Quarter, prepared in accordance with GAAP;

(b) as soon as practicable and in any event within ninety (90) days after the end of each Fiscal Year, cause to be prepared and delivered to the Agent: (i) the annual consolidated Financial Statements of the Trust which shall be audited by an accounting firm acceptable to the Lenders, acting reasonably, and shall be prepared in accordance with GAAP;

(c) deliver to the Agent upon request of the Lenders unaudited unconsolidated internally prepared Financial Statements of the Guarantors (prepared in accordance with GAAP);

(d) concurrently with the delivery of its Financial Statements referred to in (a) and (b) above, provide the Agent with a Compliance Certificate signed by a Responsible Officer of the Trust and the Borrower;

(e) as soon as practicable and in any event within ninety (90) days after the end of each Fiscal Year, provide the Agent (in such detail and to contain such information as the Agent may reasonably request) with (i) consolidated financial statement projections for the next succeeding Fiscal Year, in substantially the same form as the Financial Statements in (a) above; (ii) a Capital Expenditure Budget for the next succeeding Fiscal Year; and (iii) cash flow projections for the next succeeding Fiscal Year;

(f) as soon as practicable and in any event within thirty (30) days of the end of each Fiscal Quarter, cause to be prepared and delivered to the Agent: (i) the name of all equipment financiers described in paragraph (h) of the definition of Permitted Encumbrances who have security over equipment and the receivables under any lease and sub-lease of such equipment entered into between a Credit Party and its customers; (ii) the monthly rental payment under all such leases and sub-leases; and (iii) the term and any renewal provisions of such leases and sub-leases;

(g) promptly provide the Agent with such other information as it may reasonably request respecting the Trust, Business Trust, the Borrower, a Guarantor or any other Subsidiary of the Trust; and

(h) promptly provide the Agent with notice of any event or circumstance that has or could reasonably be expected to have a Material Adverse Effect.

8.3 Negative Covenants

During the term of this Agreement, each Credit Party that is a party hereto covenants and agrees for and on behalf of itself and the Borrower covenants and agrees for and on behalf of each Guarantor that is not a party hereto that it shall not:

(a) cease to carry on its business currently being carried on by it on the date hereof or operate its business in a manner that could reasonably be expected to have a Material Adverse Effect;

(b) sell, lease, assign or transfer all or substantially all of its Property, except that a Guarantor may, sell, assign, lease or transfer all or substantially all of its Property to the Borrower or another Guarantor;

(c) initiate or participate in the Hostile Acquisition of any person or any attempt to complete a Hostile Acquisition of any person;

(d) consolidate, amalgamate or merge with any other Person, enter into any corporate reorganization or other transaction intended to effect a consolidation, amalgamation or merger or liquidate, wind-up or dissolve itself, or permit any liquidation, winding-up or dissolution; provided however, that a Guarantor may amalgamate with another Guarantor or the Borrower, if no Default or Event of Default has occurred that is continuing and no Default or Event of Default would exist after any such amalgamation and the Borrower provides to the Agent such legal opinions that the Agent may reasonably request confirming that the Credit Documents continue to constitute legal, valid and enforceable obligations against the resulting Persons;

(e) do or permit anything to adversely affect the ranking or validity of the Security except by incurring a Permitted Encumbrance;

(f) change its name, without providing the Agent with prior written notice thereof and promptly taking other steps, if any, as the Agent may, in its discretion reasonably request to permit the Agent to maintain the perfection of the Security with respect to the change in name;

(g) permit its chief executive office to be located in any province except the Provinces of Alberta and British Columbia, without providing the Agent with prior written notice thereof and promptly taking other steps, if any, as the Agent may, in its discretion, reasonably request to permit the Agent to maintain the perfection of the Security with respect to the change in location;

(h) make Distributions of any kind; provided however, (i) the Borrower may make Distribution to a Guarantor and a Guarantor may make Distribution to the Borrower or another Guarantor if no Default or Event of Default shall have occurred and is continuing or would result, or could reasonably be expected to result after making such Distribution, and (ii) the Trust may make Distributions to its Unitholders if such Distribution does not exceed the amount permitted in the Deed of Trust and if no Default or Event of Default

shall have occurred and is continuing or would result, or could reasonably be expected to result, after making such Distribution;

(i) create, incur, assume or permit to exist any Encumbrance upon any of its Property, except Permitted Encumbrances;

(j) create, incur, assume or permit to exist any Indebtedness, except Permitted Indebtedness;

(k) change its capital structure unless the Lenders have provided their prior written consent, not to be unreasonably withheld;

(l) sell, lease, transfer or otherwise dispose of any of its Property which in any Fiscal Year in the aggregate, has a fair market value in excess of $5,000,000 unless the Lenders have provided their prior written consent, not to be unreasonably withheld;

(m) make (i) any single Acquisition or single Capital Expenditure which represents greater than 7.5% of the Consolidated Total Assets; (ii) make Acquisitions or Capital Expenditures in any Fiscal Year which in the aggregate exceeds fifteen (15%) percent of the Consolidated Total Assets; or (iii) make any Acquisition that carries on business other than the oil and gas servicing business and the construction business. All requests for any Acquisition in excess of (i) or (ii) relating to the above shall be made in writing to the Agent and accompanied by Financial Statements for the proposed Acquisition for the previous three (3) years (where available) and confirmation, by way of projected Financial Statements, confirming all financial covenants set forth in Section 8.4 will be complied with on a pre and post-acquisition basis. The Lenders will not unreasonably withhold their consent to any request for any such Acquisition, provided that the foregoing has been complied with;

(n) sell, transfer or assign accounts receivable without the prior written consent of the Lenders;

(o) make any Investment other than: (i) Guarantees in favour of the Agent required pursuant to the Agreement; (ii) Guarantees made in respect of the obligations of another Credit Party in respect of Permitted Indebtedness; (iii) loans or advances of credit to the Borrower or a Guarantor; and (iv) Investments by the Borrower and the Guarantors in Securities of the Borrower or a Guarantor;

(p) enter into any material Contracts or material transactions with any non arms-length Person, unless such Contract or transaction is on terms and conditions not more onerous to it than if such Contract or transaction was completed at fair market value with an arm's length third party;

(q) enter into or otherwise become a party to or obligated under any Hedge Agreement or other similar agreement ordinarily used for the purpose of hedging currency risk or interest rate risk, unless such Hedge Agreement or other agreement is entered into with the Hedge Provider and is entered into by it in the ordinary course of business and for the purpose of managing its currency risk; and

(r) permit any of its Property to be located in any jurisdiction in which the Agent has not registered or perfected the Encumbrances constituted by the Security, without providing the Agent with at least 30 days prior written notice of the Borrower's intention to locate

such personal Property in any such other jurisdiction in Canada. As of the date hereof, the Security has only been registered in the Provinces of Alberta and British Columbia.

8.4 Financial Covenants

During the term of this Agreement, the Trust covenants and agrees that it shall:

(a) ensure that at all times, the Current Ratio shall be greater than or equal to **[REDACTED]**;

(b) ensure that at all times, the Funded Debt to EBITDA Ratio is less than or equal to **[REDACTED]**;

(c) ensure that at all times, the Fixed Charge Coverage Ratio shall not be less than **[REDACTED]**; and

(d) ensure that at all times, the Funded Debt to Capitalization Ratio is not more than **[REDACTED]**;

Each such ratio set out above, shall be confirmed to the Agent and the Credit Facility Lenders in the Compliance Certificate delivered to the Agent at the end of each Fiscal Quarter and Fiscal Year, as required pursuant to Subsection 8.2(d).

ARTICLE IX
DEFAULT

9.1 Events of Default

Each of the following events shall constitute an Event of Default:

(a) the Borrower fails to pay any amount of principal when the same becomes due and payable hereunder, whether at maturity or otherwise or the Borrower or a Guarantor fails to pay any amount of interest, fees or other Obligations within three (3) Banking Days after the same becomes due and payable hereunder or under another Credit Document to which it is a party; or

(b) the Borrower or another Credit Party, does not observe or perform any of its covenants or obligations contained herein or in any other Credit Document to which it is a party in any material respect (not otherwise specifically dealt with in this Section 9.1) and such breach or omission shall continue unremedied for more than ten (10) days after the earlier of a Responsible Officer of the Borrower or another Credit Party having knowledge of the breach or omission or the Borrower or another Credit Party receiving written notice from the Lender of such breach or omission; or

(c) the Borrower or another Credit Party, makes any representation or warranty under any of the Credit Documents to which it is a party which is incorrect or incomplete in any material respect when made or deemed to be made and (i) the incorrect or incomplete representation or warranty is not capable of being remedied by the Borrower or such other Credit Party, or (ii) if the matter is capable of being remedied by the Borrower or such other Credit Party, the same shall be continued unremedied for more than ten (10) days after the earlier of a Responsible Officer of the Borrower or such other Credit Party

having actual knowledge of the incorrect or misleading representation or warranty, or the Borrower or such other Credit Party receiving written notice from the Lender of such incorrect or misleading representation or warranty; or

(d) the Borrower or another Credit Party, defaults in the performance of any of its obligations under a Contract in respect of Funded Debt in excess of $500,000 and any other Person that is a party thereto, has the right to provide notice to the Borrower or such other Credit Party of its intention to exercise the remedies available to such other Person under such Contract, or has otherwise begun to enforce such Contract; or

(e) the Borrower or another Credit Party, shall:

(i) become insolvent, or generally not pay its debts or meet its liabilities as the same become due, or suspend or threaten to suspend the conduct of its business, or admit in writing its inability to pay its debts generally, or declare any general moratorium on payment of its indebtedness or interest thereon, or propose a compromise or arrangement between it and any of its creditors;

(ii) make an assignment of its Property for the general benefit of its creditors whether or not under the *Bankruptcy and Insolvency Act* (Canada), or make a proposal (or file a notice of its intention to do so) whether or not under such Act;

(iii) institute any proceeding seeking to adjudicate it an insolvent, or seeking liquidation, dissolution, winding-up, reorganization, administration, compromise, arrangement, adjustment, protection, moratorium, relief, stay of proceedings of creditors generally (or any class of creditors), or composition of it or its debts under any other statute, rule or regulation relating to bankruptcy, winding-up, insolvency, reorganization, administration, plans of arrangement, relief or protection of debtors (including the *Bankruptcy and Insolvency Act* (Canada), the *Companies' Creditors Arrangement Act* (Canada) and any applicable *Business Corporations Act* or *Company Act*) except as such winding-up, reorganization or plan of arrangement may be permitted by Section 8.3(d);

(iv) apply for the appointment of, or the taking of possession by, a receiver, interim receiver, administrative receiver, receiver/manager, custodian, administrator, trustee, liquidator or other similar official for it or any material part of its Property; or

(v) take any overt action to approve, consent to or authorize any of the actions described in this paragraph (e) or in paragraph (f) below;

(f) if any petition shall be filed, application made or other proceeding instituted by a third party against or in respect of the Borrower or another Credit Party:

(i) seeking to adjudicate it an insolvent, or seeking a declaration that an act of bankruptcy has occurred;

(ii) seeking a receiving order against it including under the *Bankruptcy and Insolvency Act* (Canada);

(iii) seeking liquidation, dissolution, winding-up, reorganization, administration, compromise, arrangement, adjustment, protection, moratorium, relief, stay of proceedings of creditors generally (or any class of creditors), or composition of it or its debts under any statute, rule or regulation relating to bankruptcy, winding-up, insolvency, reorganization, administration, plans of arrangement, relief or protection of debtors (including the *Bankruptcy and Insolvency Act* (Canada), the *Companies' Creditors Arrangement Act* (Canada) and any applicable *Business Corporations Act* or *Company Act*); or

(iv) seeking the entry of an order for relief or the appointment of a receiver, interim receiver, administrative receiver, receiver/manager, custodian, administrator, trustee, liquidator or other similar official for it or any material part of its Property,

and such petition, application or proceeding shall continue undismissed, or unstayed and in effect, for a period of ten (10) days after the institution thereof, provided that if an order, decree or judgment which is not stayed has been granted (whether or not entered or subject to appeal) against the Borrower or another Credit Party, thereunder in the interim, such grace period shall cease to apply; or

(g) if any receiver, receiver manager or similar officer is appointed over the Borrower or any other Credit Party, or over all or substantially all of the Property and assets of the Borrower or any other Credit Party and such receiver, receiver manager or similar official is not removed or discharged within fifteen (15) days of such appointment; provided however, such grace period shall cease to apply if the Borrower or such other Credit Party consents to such appointment, fails to diligently object and contest the appointment with appropriate proceedings, or if such receiver, receiver manager or similar official is not effectively stayed from realizing on the Property and assets of the Borrower or such other Credit Party;

(h) if Property of the Borrower or another Credit Party, having a fair market value in excess of $500,000 shall be seized (including by way of execution, attachment, garnishment or distraint) or any Encumbrance thereon shall be enforced, or such Property shall become subject to any receivership, or any charging order or equitable execution of a court, or any writ of enforcement, writ of execution or distress warrant with respect to obligations in excess of $500,000 shall exist in respect of the Borrower or another Credit Party, or such Property, or any receiver, sheriff, civil enforcement agent or other Person shall become lawfully entitled to seize or distrain upon any such Property under the *Civil Enforcement Act* (Alberta), the *Workers' Compensation Act* (Alberta), the *Personal Property Security Act* (Alberta) or any other Applicable Laws whereunder similar remedies are provided, and in any case such seizure, execution, attachment, garnishment, distraint, receivership, charging order or equitable execution, or other seizure or right, shall continue in effect and not released or discharged for more than ten (10) days; or

(i) if one or more judgments for the payment of money in the aggregate in excess of $500,000 from time to time, and not substantially covered by insurance, shall be rendered by a court of competent jurisdiction against the Borrower or another Credit Party, and such party shall not have (i) provided for its discharge in accordance with its terms within ten (10) days from the date of entry thereof, or (ii) procured a stay of execution thereof within five (5) Banking Days from the date of entry thereof and within such period, or such longer period during which execution of such judgment shall have been stayed,

appealed such judgment and caused the execution thereof to be stayed during such appeal; or

(j) if any material provision of any Credit Document shall at any time cease to be in full force and effect, be declared to be void or voidable or shall be repudiated, or the validity or enforceability thereof shall at any time be contested by the Borrower or another Credit Party, or the Borrower or such other Credit Party, shall deny that it has any or any further liability or obligation thereunder; or

(k) there is an event or circumstance with respect to the Borrower or another Credit Party, which could reasonably be expected to have a Material Adverse Effect.

9.2 Acceleration and Termination of Rights

(a) If any Event of Default occurs and is continuing, no Lender shall be under any further obligation to make Advances and the Majority Lenders may instruct the Agent to give notice (an "**Acceleration Notice**") to the Borrower and/or any Guarantor (i) declaring the Lenders' obligations to make Advances to be terminated, whereupon the same shall forthwith terminate, and/or (ii) declaring the Obligations under this Agreement to be forthwith due and payable, whereupon they shall become and be forthwith due and payable without presentment, demand, protest or further notice of any kind, all of which are hereby expressly waived by the Borrower; provided however, the Agent shall be deemed to give such notice to the Borrower immediately upon the occurrence of an Event of Default described in Section 9.1(e).

(b) Notwithstanding the reference to Defaults and Events of Default under this Agreement, if all Obligations are not paid in full upon the Stated Maturity Date, the Agent shall be entitled to demand repayment of all such amounts outstanding under the Credit Facility at any time thereafter, upon the instructions of the Majority Lenders under the Credit Facility.

9.3 Payment of Bankers' Acceptances and Letters of Credit

Immediately upon the delivery or deemed delivery of an Acceleration Notice, the Borrower shall, without necessity of further act or evidence, be and become thereby unconditionally obligated to deposit forthwith with the Agent for the Lenders' benefit, Collateral equal to the full principal amount at maturity of all Bankers' Acceptances, Notional Bankers' Acceptances and the Face Amount of all Letters of Credit/Guarantee then outstanding and issued by the Working Capital Lender and the Borrower hereby unconditionally promises and agrees to deposit with the Agent immediately upon delivery or deemed delivery of such Acceleration Notice, Collateral in the amount so demanded. The Borrower authorizes the Lenders, or any of them, to debit its account with the amount required to pay such Bankers' Acceptances, Notional Bankers' Acceptances (notwithstanding that any such Bankers' Acceptances and Notional Bankers' Acceptances may be held by the Lenders, or any of them, in their own right at maturity) and with the amount required to pay any drawings under Letters of Credit/Guarantee. Amounts paid to the Agent and/or to the Working Capital Lender pursuant to such a demand in respect of Bankers' Acceptances or Notional Bankers' Acceptances shall be considered to be a prepayment by the Borrower in respect of such obligations (without any deduction of fees or discounts in respect thereof) and be applied against, and in respect of a demand by the Agent and shall reduce, pro rata among the BA Lenders and Non BA Lenders, in the case of Bankers' Acceptances and Notional Bankers' Acceptances (to the extent of the amounts paid to the Agent in respect of Bankers' Acceptances or Notional Bankers' Acceptances, as the case may be), the obligation of the Borrower to pay amounts then or thereafter payable under such

Bankers' Acceptances, Notional Bankers' Acceptances or Letters of Credit/Guarantee accepted or issued hereunder at the times amounts become payable under or in respect thereof, as the case may be.

9.4 Remedies

Upon the delivery or deemed delivery of an Acceleration Notice contemplated by Section 9.2, the Security shall become immediately enforceable and the Majority Lenders may instruct the Agent to take such action or proceedings on behalf of the Lenders as the Majority Lenders in their sole discretion deem expedient to enforce the rights and remedies available to the Agent and the Lenders under or in respect of the Credit Documents, all without any additional notice, presentment, demand, protest or other formality, all of which are hereby expressly waived by the Borrower.

9.5 Waivers

No failure of the Agent or the Lenders to exercise, or delay by the Agent or the Lenders in exercising, any of its rights or remedies shall be construed as a waiver of any Default or Event of Default.

9.6 No Obligation to Enforce

Neither the Lenders nor the Agent shall be under any obligation to the Borrower or any other Person to realize any collateral or enforce the Security or any part thereof or to allow any collateral to be sold, dealt with or otherwise disposed of. The Lenders shall not be responsible or liable to the Borrower or any other Person for any loss or damage upon the realization or enforcement of, the failure to realize or enforce any collateral or any part thereof or the failure to allow any collateral to be sold, dealt with or otherwise disposed of or for any act or omission on their respective parts or on the part of any director, officer, agent, servant or adviser in connection with any of the foregoing, except that a Lender may be responsible or liable for any loss or damage arising from the wilful misconduct or gross negligence of that Lender.

9.7 Perform Obligations

If after the occurrence and during the continuance as an Event of Default, the Borrower or another Credit Party has failed to perform any of its covenants or agreements in the Credit Documents, the Majority Lenders may, but shall be under no obligation to instruct the Agent on behalf of the Lenders to perform any such covenants or agreements in any manner deemed fit by the Majority Lenders without thereby waiving any rights to enforce the Credit Documents. The reasonable expenses (including any legal costs) paid by the Agent and/or Lenders in respect of the foregoing shall be added to and become part of the Obligations and shall be secured by the Security.

9.8 Third Parties

No Person dealing with the Agent or any agent of the Agent shall be concerned to inquire whether the Security has become enforceable, or whether the powers which the Agent is purporting to exercise have been exercisable, or whether any Obligations remain outstanding upon the security thereof, or as to the necessity or expediency of the stipulations and conditions subject to which any sale shall be made, or otherwise as to the propriety or regularity of any sale or other disposition or any other dealing with the collateral charged by such Security or any part thereof.

9.9 Remedies Cumulative

The rights and remedies of the Agent and the Lenders (or any of them) under the Credit Documents are cumulative and are in addition to and not in substitution for any rights or remedies provided by law. Any single or partial exercise by the Agent and the Lenders (or any of them) of any right or remedy for a default or breach of any term, covenant, condition or agreement herein contained shall not be deemed to be a waiver of or to alter, affect, or prejudice any other right or remedy or other rights or remedies to which the Agent and the Lenders (or any of them) may be lawfully entitled for the same default or breach. Any waiver by the Agent and the Lenders (or any of them) of the strict observance, performance or compliance with any term, covenant, condition or agreement herein contained, and any indulgence granted by the Agent and the Lenders (or any of them) shall be deemed not to be a waiver of any subsequent default.

9.10 Continuing Security

Each Security document shall for all purposes be treated as separate and continuing guarantees, security and subordinations and shall be deemed to have been given in addition to and not in place of any other guarantee, security or any subordination now held or hereafter acquired by the Agent, any Lender or any Hedge Provider. No item or part of any Security shall be merged or be deemed to have been merged in or by any simple contract debt or any judgment, and any realization of or steps taken under or pursuant to any Security document shall be independent of and not create a merger with any other right available to the Agent or any Lender under this Agreement, any other Security document or other Credit Document held by it or them or at law or in equity.

9.11 Dealing with the Security

The Agent and the Lenders may grant extensions of time or other indulgences, take and give up securities, accept compositions, grant releases and discharges and otherwise deal with the Borrower or any other Credit Party as the Agent and the Lenders may see fit, and the Lenders may, subject to the provisions hereof, apply all moneys received from the Borrower, and the other Credit Parties or others obligated to pay or perform any of the Obligations, or from securities, to such part of the Obligations as the Lenders may think best, without prejudice to or in any way limiting the liability of the Borrower and the other Credit Parties under any of the Credit Documents or for any deficiency.

9.12 Effectiveness and Survival for Permitted Hedges

The Security documents contemplated or required to be created hereby shall be effective upon execution and delivery thereof, and the undertakings as to the Borrower and the other Credit Parties herein or in any other Credit Document hereunder shall be continuing, whether the monies hereby or thereby secured or any part thereof shall be advanced before or after or at the same time as the creation of any such Credit Document or before or after or upon the date of execution of any amendments to or restatements of this Agreement, and shall not be affected by the Obligations fluctuating from time to time. Notwithstanding the cancellation of all of the Commitment and the full and final payment of all Obligations outstanding under this Agreement or any termination of this Agreement, the Security shall survive and continue until all Obligations owing under the Permitted Lender Hedges are also fully and finally paid, except to the extent that the Permitted Lender Hedges provide otherwise; provided however, upon the cancellation of all of the Commitment and the full and final payment of all Obligations under this Agreement, the Agent shall be fully, finally and absolutely released from all liabilities and obligations arising under, out of or in connection with the Security documents and shall have no obligation, liability or duty to any Hedge Provider arising under, out of or in connection with the Security documents.

9.13 Set-Off or Compensation

In addition to and not in limitation of any rights now or hereafter granted under Applicable Laws, upon the occurrence and during the continuance of an Event of Default, the Lenders, or any of them, may at any time and from time to time without notice to the Borrower or any other Person, any notice being expressly waived, set-off, combine accounts and compensate and apply any and all deposits, general or special, time or demand, provisional or final, matured or unmatured, and any other indebtedness at any time owing by the Lenders, or any of them, to or for the credit of or the account of the Borrower or any other Credit Party, against and on account of the Obligations owing by the Borrower and such other Credit Party to the Lenders, notwithstanding that any of them are contingent or unmatured.

ARTICLE X
THE AGENT AND THE LENDERS

10.1 Authorization of Agent and Relationship

Each Lender hereby appoints TD as Agent, and TD hereby accepts such appointment. The appointment may only be terminated as expressly provided in this Agreement. Each Lender hereby authorizes the Agent to take such action on its behalf under the provisions of this Agreement and the other Credit Documents and to exercise such powers and perform such duties as are expressly delegated to the Agent by the terms of this Agreement and the other Credit Documents, together with all powers reasonably incidental thereto. Notwithstanding any provision to the contrary elsewhere in this Agreement, the Agent shall have no duties or obligations except those expressly set forth herein and no other duties or obligations of the Agent shall be implied in this Agreement or in any other Credit Documents. The Agent may perform such duties or obligations by or through its agents or employees. The Agent shall not by reason of this Agreement or any of the other Credit Documents have a fiduciary duty in respect of any Lender. As to any matters not expressly provided for by this Agreement, the Agent is not required to exercise any discretion or to take any action, but is required to act or to refrain from acting (and is fully protected in so acting or refraining from acting) upon the instructions of the Lenders or the Majority Lenders, as the case may be. Those instructions shall be binding upon all Lenders, but the Agent is not required to take any action which exposes the Agent to personal liability or which is contrary to this Agreement or Applicable Law.

10.2 Disclaimer of Agent

The Agent makes no representation or warranty, and assumes no responsibility with respect to the due execution, legality, validity, sufficiency, enforceability or collectability of this Agreement or any other Credit Document. The Agent assumes no responsibility for the financial condition of the Borrower or any other Credit Party, or for the performance of the obligations of the Borrower or any other Credit Party under this Agreement or any other Credit Document. The Agent assumes no responsibility with respect to the accuracy, authenticity, legality, validity, sufficiency or enforceability of any documents, papers, materials or other information furnished by the Borrower or any other Credit Party to the Agent. The Agent shall not be required to ascertain or inquire as to the performance or observance of any of the terms, conditions, provisions, covenants or agreements contained herein or as to the use of the proceeds of the Credit Facility or of the existence or possible existence of any Default or Event of Default unless the officers or employees of the Lender acting as Agent active in their capacity as officers or employees on the accounts of the Borrower have actual knowledge thereof, or have been notified thereof in writing by the Borrower or a Lender. Neither the Agent nor any of its directors, officers, agents or employees shall be liable for any action taken or omitted to be taken by it or them as Agent under or in connection with the Agreement except for its or their own gross negligence or wilful misconduct. With respect to its Commitment, the Lender acting as Agent shall have the same rights and powers hereunder as any other

Lender, and may exercise the same as though it were not performing the duties and functions delegated to it as Agent hereunder.

10.3 Failure of Lender to Fund

(a) Unless the Agent has actual knowledge that a Lender has not made or will not make available to the Agent for value on a Drawdown Date the applicable amount required from such Lender pursuant to Sections 6.5 or 6.8 or its Proportionate Share of a deemed Advance under Section 6.10, the Agent shall be entitled to assume that such amount has been or will be received from such Lender when so due and the Agent may (but shall not be obliged to), in reliance upon such assumption, make available to the Borrower a corresponding amount (except that no such amount shall be made available to the Borrower in the case of a deemed Advance). If such amount is not in fact received by the Agent from such Lender on such Drawdown Date and the Agent has made available a corresponding amount to the Borrower on such Drawdown Date as aforesaid (or is deemed to have made an Advance to the Borrower in such amount), such Lender shall pay to the Agent on demand an amount equal to the aggregate of the applicable amount required from such Lender pursuant to Sections 6.5 or 6.8 or its Proportionate Share of a deemed Advance under Section 6.10 plus an amount equal to the product of (i) the rate per annum applicable to overnight deposits made with the Agent for amounts approximately equal to the amount required from such Lender multiplied by (ii) the amount that should have been paid to the Agent by such Lender on such Drawdown Date, Rollover Date or Conversion Date, as applicable and was not, multiplied by (iii) a fraction, the numerator of which is the number of days that have elapsed from and including such Drawdown Date, Rollover Date or Conversion Date, as applicable to but excluding the date on which the amount is received by the Agent from such Lender and the denominator of which is 365 in all other cases. A certificate of the Agent containing details of the amount owing by a Lender under this Section 10.3(a) shall be binding and conclusive in the absence of manifest error. If any such amount is not in fact received by the Agent from such Lender on such Drawdown Date, Rollover Date or Conversion Date, the Agent shall be entitled to recover from the Borrower, on demand, the related amount made available by the Agent to the Borrower as aforesaid together with interest thereon at the applicable rate per annum payable by the Borrower hereunder.

(b) Notwithstanding the provisions of Section 10.3(a), if any Lender fails to make available to the Agent its Proportionate Share of any Advance, which for greater certainty includes a deemed Advance, (such Lender being herein called the "**Defaulting Lender**"), the Agent shall forthwith give notice of such failure by the Defaulting Lender to the Borrower (except where such failure relates to a deemed Advance) and the other Lenders. The Agent shall then forthwith give notice to the other Lenders that any Lender may make available to the Agent all or any portion of the Defaulting Lender's Proportionate Share of such Advance (but in no way shall any other Lender or the Agent be obliged to do so) in the place of the Defaulting Lender. If more than one Lender gives notice that it is prepared to make funds available in the place of a Defaulting Lender in such circumstances and the aggregate of the funds which such Lenders (herein collectively called the "**Contributing Lenders**" and individually called the "**Contributing Lender**") are prepared to make available exceeds the amount of the Advance which the Defaulting Lender failed to make, then each Contributing Lender shall be deemed to have given notice that it is prepared to make available its Proportionate Share of such Advance based on the Contributing Lenders' relative commitments to advance in such circumstances. If any Contributing Lender makes funds available in the place of a Defaulting Lender in

such circumstances, then the Defaulting Lender shall pay to any Contributing Lender making the funds available in its place, forthwith on demand, any amount advanced on its behalf together with interest thereon at the rate applicable to such Advance from the date of advance to the date of payment, against payment by the Contributing Lender making the funds available of all interest received in respect of the Advance from the Borrower. The failure of any Lender to make available to the Agent its Proportionate Share of any Advance as required herein shall not relieve any other Lender of its obligations to make available to the Agent its Proportionate Share of any Advance as required herein.

10.4 Payments by the Borrower and Other Credit Parties

All payments made by or on behalf of the Borrower or any other Credit Party pursuant to this Agreement or the other Credit Documents (including amounts received (net of all relevant costs and expenses of the Agent) by the Agent as a result of the exercise of any right of set-off, combination or consolidation of accounts, or by counterclaim or cross-action) shall be made to and received by the Agent on behalf of the Lenders (except that amounts received by the Agent in respect of amounts payable to the Working Capital Lender shall be paid only to the Working Capital Lender) and shall be distributed by the Agent to the Lenders as soon as possible upon receipt by the Agent. Subject to the provisions of Section 10.5, the Agent shall distribute in the following order of priority:

(a) unpaid fees, costs and expenses of the Agent;

(b) payments of interest and fees:

(i) in accordance with each Lender's Proportionate Share of the Syndicated Facility, or

(ii) after an Acceleration Notice is delivered or deemed delivered by the Agent pursuant to Section 9.2, the Agent shall distribute payments of interest and fees (including without limitation any payment of interest or fees obtained by the Agent as a result of the enforcement of the Credit Documents) in accordance with each Lender's Proportionate Share of the Credit Facility until such interest and fees are paid in full;

(c) repayments of the Outstanding Principal:

(i) in accordance with each Lender's Proportionate Share of the Credit Facility, or

(ii) after a declaration is made by the Agent pursuant to Section 9.2, the Agent shall distribute repayments of principal (including without limitation any repayments of principal obtained by the Agent as a result of the enforcement of the Credit Documents) in accordance with each Lender's Proportionate Share of the aggregate of the Credit until such Outstanding Principal is paid in full; and

(d) all other payments received by the Agent under this Agreement, in accordance with what would otherwise be each Lender's Proportionate Share of the Credit Facility.

Notwithstanding the foregoing, any such distribution that would otherwise be made pursuant to Section 10.4(c) on account of any outstanding Bankers' Acceptances, Notional Bankers' Acceptances or Letters of Credit shall be set aside in a separate collateral account for the primary benefit of the Lenders

who have issued such Bankers' Acceptances, Notional Bankers' Acceptances or Letters of Credit (and for the secondary benefit of the Lenders in respect of other Obligations owing by the Borrower to the Lenders) until and to the extent that such Obligations become matured and not contingent, at which time such distributions shall be made to the Lenders for whose primary benefit such amounts are held.

Subject to Section 10.5, if the Agent does not distribute a Lender's Proportionate Share of a payment made by the Borrower to or for the benefit of that Lender for value on the day that payment is made or deemed to have been made to the Agent, the Agent shall pay to the Lender on demand an amount equal to the product of (i) the Agent's rate per annum applicable to overnight deposits for amounts approximately equal to the amount of the payment multiplied by (ii) the Lender's Proportionate Share of the amount received by the Agent from the Borrower and not so distributed, multiplied by (iii) a fraction, the numerator of which is the number of days that have elapsed from and including the date of receipt of the payment by the Agent to but excluding the date on which the payment is made by the Agent to such Lender and the denominator of which is 365.

10.5 Payments by Agent

(a) For greater certainty, the following provisions shall apply to any and all payments made by the Agent to the Lenders hereunder:

(i) the Agent shall be under no obligation to make any payment (whether in respect of principal, interest, fees or otherwise) to any Lender until an amount in respect of such payment has been received by the Agent from the Borrower;

(ii) if the Agent receives less than the full amount of any payment of principal, interest, fees or other amount owing by the Borrower under this Agreement, the Agent shall have no obligation to remit to each Lender any amount other than such Lender's Proportionate Share (based on the then outstanding Obligations of the Borrower hereunder) of that amount which is the amount actually received by the Agent;

(iii) if any Lender advances more or less than its Proportionate Share of the Credit, such Lender's entitlement to such payment shall be increased or reduced, as the case may be, in proportion to the amount actually advanced by such Lender;

(iv) if a Lender's Proportionate Share of an Advance has been advanced for less than the full period to which any payment by the Borrower relates, such Lender's entitlement to such payment shall be reduced in proportion to the length of time such Lender's Proportionate Share of the applicable Advance has actually been outstanding;

(v) the Agent acting reasonably and in good faith shall, after consultation with the Lenders in the case of any dispute, determine in all cases the amount of all payments to which each Lender is entitled and such determination shall, in the absence of manifest error, be binding and conclusive;

(vi) upon request, the Agent shall deliver a statement detailing any of the payments to the Lenders referred to herein; and

(vii) all payments by the Agent to a Lender hereunder shall be made to such Lender at its address set out beside its signature unless notice to the contrary is received by the Agent from such Lender.

(b) Unless the Agent has actual knowledge that the Borrower has not made or will not make a payment to the Agent for value on the date in respect of which the Borrower has notified the Agent that the payment will be made, the Agent shall be entitled to assume that such payment has been or will be received from the Borrower when due and the Agent may (but shall not be obliged to), in reliance upon such assumption, pay the Lenders' corresponding amounts. If the payment by the Borrower is in fact not received by the Agent on the required date and the Agent has made available corresponding amounts to the Lenders, the Borrower shall, without limiting its other obligations under this Agreement, indemnify the Agent against any and all liabilities, obligations, losses (other than loss of profit), damages, penalties, and all reasonable costs, expenses or disbursements of any kind or nature whatsoever that may be imposed on or incurred by the Agent as a result of such non-payment. A certificate of the Agent with respect to any amount owing under this Section shall be *prima facie* evidence of the amount owing in the absence of manifest error. If a payment is not in fact received by the Agent from the Borrower and the Agent has paid to a Lender a corresponding amount, such Lender shall pay to the Agent on demand an amount equal to the aggregate of the amount of such payment made to the Lender plus the product of (i) the Lender's rate per annum applicable to overnight deposits for amounts approximately equal to the amount paid by the Agent to such Lender and not so received from the Borrower multiplied by (ii) the amount paid by the Agent to such Lender and not so received from the Borrower, multiplied by (iii) a fraction, the numerator of which is the number of days that have elapsed from and including the date of payment by the Agent to the Lender to but excluding the date on which payment is made by such Lender to the Agent and the denominator of which is 365.

10.6 Adjustments to Outstanding Advances and Direct Payments

Each Lender agrees that, after the Agent (on the instructions of the Majority Lenders) demands or is deemed to demand payment of the Obligations outstanding under the Credit pursuant to Section 9.2, it will at any time and from time to time upon the request of the Agent as requested by any Lender, purchase portions of the Advances made available by the other Lenders, which remain outstanding and make any other adjustments which may be necessary or appropriate, in order that the aggregate amount of Advances made by each Lender under the Credit Facility will be in the same proportion as the applicable Lender's Proportionate Share of the Commitment.

The Lenders agree among themselves that, except as otherwise provided for in this Agreement and except as necessary to adjust for Advances that are not in each Lender's Proportionate Share under the Credit, all sums received by a Lender relating to this Agreement, by virtue of the other Credit Documents, whether received by voluntary payment, the exercise of the right of set-off, combination or consolidation of accounts, or compensation or by counterclaim, cross-action or otherwise, shall be shared by each Lender in its Proportionate Share of the Credit Facility in accordance with Section 10.4 and each Lender undertakes and agrees to do all such things as may be reasonably required to give full effect to this Section, including, without limitation, the purchase from other Lenders of a portion of any Advances by the Lender who has received an amount in excess of its Proportionate Share as shall be necessary to cause such purchasing Lender to share the excess amount rateably in its Proportionate Share with the other Lenders. If any sum which is so shared is later recovered from the Lenders who originally received it, the Lender shall restore its Proportionate Share of such sum to such Lenders, without interest. If any

Lender (a "**Receiving Lender**") shall obtain any payment of the Obligations as referred to above, the Receiving Lender shall forthwith remit such payment to the Agent and, upon receipt, the Agent shall distribute such payment in accordance with the provisions of Section 10.4.

10.7 Administration of the Credits and Lenders' Consent to Waivers, Amendments, etc.

(a) Unless otherwise specified herein, the Agent shall perform the following duties under this Agreement:

(i) take delivery of each Lender's Proportionate Share of an Advance and make all Advances hereunder in accordance with the procedures set forth in Sections 6.5 and 6.8;

(ii) use reasonable efforts to collect promptly all sums due and payable by the Borrower pursuant to this Agreement;

(iii) make all payments to the Lenders in accordance with the provisions hereof;

(iv) hold all legal documents relating to the Credit, maintain complete and accurate records showing all Advances made by the Lenders, all remittances and payments made by the Borrower to the Agent, all remittances and payments made by the Agent to the Lenders and allow each Lender and their respective advisors to examine such accounts, records and documents at their own expense, and provide any Lender, upon reasonable notice, with such copies thereof as such Lender may reasonably require from time to time at its expense;

(v) except as otherwise specifically provided for in this Agreement, promptly notify each Lender upon receipt of each notice and deliver to each Lender, promptly upon receipt, all other written communications furnished by the Borrower to the Agent pursuant to this Agreement, including without limitation copies of financial reports and certificates which are to be furnished to the Agent;

(vi) forward to each of the Lenders, one copy each of this Agreement and other Credit Documents;

(vii) promptly forward to each Lender, upon request, an up-to-date loan status report and any other information respecting the Borrower reasonably requested by such Lender; and

(viii) upon learning of same, promptly notify each Lender in writing of the occurrence of an Event of Default or the occurrence of any event, condition or circumstance which could be expected to have a Material Adverse Effect, provided that, except as aforesaid, the Agent shall be under no duty or obligation whatsoever to provide any notice to the Lenders and further provided that each Lender hereby agrees to notify the Agent of any Default or Event of Default of which it may reasonably become aware.

(b) Any waiver of or any amendment to a provision of the Credit Documents which relates to:

(i) a change in the types of available Advances, decreases in interest rates, Commitment Fees, Bankers' Acceptance Stamping Fees, the Applicable Margin, the Commitment Fee Rate, shortening notice periods, decreasing the amount of any payments payable by the Borrower to the Lenders under this Agreement or any waiver of the time of payment of any amounts payable to the Lenders under this Agreement;

(ii) an increase or decrease in the Commitment of any Lender other than as provided for herein;

(iii) an assignment or transfer by the Borrower of any of its rights and obligations under this Agreement other than as provided for herein;

(iv) a change in the definition of "Majority Lenders", "Term Date", "Stated Maturity Date", "Non-Agreeing Lender Term Date", "Non-Agreeing Lender Stated Maturity Date ", "Material Subsidiary", or any other definition to the extent relevant to any of the other provisions of this Section 10.7(b);

(v) any matter which, pursuant to the Credit Documents, specifically requires the consent or agreement of all of the Lenders;

(vi) the provisions of Sections 4.6, 8.3(b), 8.3(e), 8.3(i) or 10.7(b); or

(vii) an Event of Default under Section 9.1(a);

shall bind the Lenders and if applicable, all of the Hedge Providers, only if such waiver or amendment is agreed to in writing by all of the Lenders. In addition, any waiver of or amendment to any provision of the Credit Documents which relates to an increase in the Commitment of any Lender shall bind that Lender only if agreed to in writing by such Lender.

(c) Subject to Sections 10.7(b) and 10.7(d) and except as otherwise provided in the Credit Documents, any waiver of or any amendment to any provision of the Credit Documents and any action, consent or other determination in connection with the Credit Documents shall bind all of the Lenders and if applicable, all of the Hedge Providers, if such waiver, amendment, action, consent or other determination is agreed to in writing by the Majority Lenders.

(d) Subject to Section 10.7(b) and except as otherwise provided in the Credit Documents, any determination, consent, approval or other action made by the Agent hereunder pursuant to any provision which states that such action shall or may be taken by the Agent shall bind all of the Lenders.

(e) Any waiver of or any amendment to any provision of the Credit Documents which relates to the rights or obligations of the Working Capital Lender or the Agent shall require the agreement of the Working Capital Lender and Agent, as applicable.

(f) As between the Borrower, on the one hand, and the Agent and the Lenders, on the other hand:

(i) all statements, certificates, consents and other documents which the Agent purports to deliver on behalf of the Lenders or the Majority Lenders shall be binding on each of the Lenders, and the Borrower shall not be required to ascertain or confirm the authority of the Agent in delivering such documents;

(ii) all certificates, statements, notices and other documents which are delivered by the Borrower and any other Credit Party to the Agent in accordance with this Agreement shall be deemed to have been delivered to each of the Lenders;

(iii) all payments which are delivered by the Borrower to the Agent in accordance with this Agreement shall be deemed to have been duly delivered to each of the Lenders; and

(iv) unless a Default or an Event of Default has occurred and is continuing, the consent of the Borrower to the appointment of any Successor Agent must be obtained, but such consent shall not be unreasonably withheld.

10.8 Rights of Agent

(a) In administering the Credit or in realizing on the rights available under this Agreement or the other Credit Documents, the Agent may retain, at the expense of the Lenders if such expenses are not recoverable from the Borrower, such solicitors, counsel, auditors and other experts and agents as the Agent may select, in its sole discretion, acting reasonably and in good faith after consultation with the Lenders.

(b) The Agent shall be entitled to rely on any communication, instrument or document believed by it to be genuine and correct and to have been signed by the proper individual or individuals, and shall be entitled to rely and shall be protected in relying as to legal matters upon opinions of independent legal advisors selected by it. The Agent may also assume that any representation made by the Borrower or the other Credit Parties is true and that no Default or Event of Default has occurred unless the officers or employees of the Lender acting as Agent, active in their capacity as officers or employees responsible for the Borrower's accounts, have actual knowledge to the contrary or have received notice to the contrary from any other party to this Agreement.

(c) The Agent may, without any liability to account, but subject to the terms of this Agreement, enter into swap agreements, futures contracts and other similar agreements with the Borrower and/or the other Credit Parties, accept deposits from and lend money to and generally engage in any kind of banking, or other business with the Borrower and/or the other Credit Parties as if it were not the Agent.

(d) The Agent shall not be required to advance its own funds for any purpose, and, in particular, shall not be required to pay with its own funds insurance premiums, taxes or public utility charges or the cost of repairs or maintenance with respect to any of the Property of the Borrower or the other Credit Parties, nor shall it be required to pay with its own funds the fees of solicitors, counsel, auditors, experts, or agents engaged by it as permitted hereby.

10.9 Acknowledgements, Representations and Covenants of Lenders

(a) It is acknowledged and agreed by each Lender that it has itself been, and will continue to be, solely responsible for making its own independent appraisal of and investigations into the financial condition, creditworthiness, Property, affairs, status and nature of the Borrower and each of the other Credit Parties. Accordingly, each Lender confirms to the Agent that it has not relied, and will not hereafter rely, on the Agent (i) to check or inquire on its behalf into the adequacy or completeness of any information provided by the Borrower or the other Credit Parties under or in connection with this Agreement, the other Credit Documents or the transactions herein contemplated (whether or not such information has been or is hereafter distributed to such Lender by the Agent) or (ii) to assess or keep under review on its behalf the financial condition, creditworthiness, Property, affairs, status or nature of he Borrower or the other Credit Parties.

(b) Each Lender represents and warrants to the other Parties hereto that it has the legal capacity to enter into this Agreement pursuant to its charter and any Applicable Laws and has not violated its charter, constating documents or any Applicable Laws by so doing.

(c) Each Lender agrees to indemnify the Agent (to the extent not reimbursed by the Borrower), rateably according to its Proportionate Share of the Credit Facility from and against any and all liabilities and obligations (whether direct or indirect, contingent or otherwise), losses, damages, penalties, actions, judgments, suits, costs, expenses or disbursements of any kind or nature whatsoever which may be imposed on, incurred by, or asserted against the Agent in any way relating to or arising out of the Credit Documents or the transactions therein contemplated, provided that no Lender shall be liable for any portion of such liabilities, obligations, losses, damages, penalties, actions, judgments, suits, costs, expenses or disbursements resulting from the Agent's gross negligence or wilful misconduct. Without limiting the generality of the foregoing, each Lender agrees to reimburse the Agent promptly upon demand rateably according to its Proportionate Share of the Credit Facility for any out-of-pocket expenses (including counsel fees) incurred by the Agent in connection with the preservation of any rights of the Agent or the Lenders under, or the enforcement of, or legal advice in respect of rights or responsibilities under this Agreement or under the other Credit Documents, to the extent that the Agent is not promptly reimbursed for such expenses by the Borrower. The obligation of the Lenders to indemnify the Agent shall survive the termination of this Agreement.

(d) Each of the Lenders acknowledges and confirms that, in the event that the Agent does not receive payment in accordance with this Agreement, it shall not be the obligation of the Agent to maintain the Credit Facility in good standing nor shall any Lender have recourse to the Agent in respect of any amounts owing to such Lender under this Agreement.

(e) Each Lender acknowledges and agrees that its obligation to advance its Proportionate Share of Advances in accordance with the terms of this Agreement is independent and in no way related to the obligation of any other Lender hereunder.

(f) Each Lender hereby acknowledges receipt of a copy of this Agreement and the other Credit Documents (to the extent that such Credit Documents have been delivered) and acknowledges that it is satisfied with the form and content of such documents.

(g) Except to the extent recovered by the Agent from the Borrower, promptly following demand therefor, each Lender shall pay to the Agent an amount equal to such Lender's Proportionate Share of the Credit Facility of any and all reasonable costs, expenses, claims, losses and liabilities incurred by the Agent in connection with this Agreement and the other Credit Documents (including, without limitation, the collection or enforcement thereof, which shall be based on each Lender's Proportionate Share of the Credit Facility), except for those incurred by reason of the Agent's gross negligence or wilful misconduct.

(h) Each Lender shall respond promptly to each request by the Agent for the consent of such Lender required hereunder.

10.10 Action of the Lenders

Each of the Lenders hereby acknowledges that, to the extent permitted by Applicable Law, the remedies available to the Lenders under this Agreement and the other Credit Documents are for the benefit of the Lenders collectively and that its rights hereunder and under the other Credit Documents are to be exercised by the Agent as required by this Agreement. The Agent shall have no responsibility or liability to any Hedge Provider to enforce any Credit Document for or on behalf of any Hedge Provider or to obtain the payment of any Obligations owed to any Hedge Provider under, in respect of or in connection with any Permitted Hedge. Accordingly, except as otherwise expressly provided herein, each of the Lenders hereby covenants and agrees that it shall not take any action hereunder or under or the other Credit Documents but that any such action shall be taken only by the Agent with the prior written agreement of the Majority Lenders or all of the Lenders, as required. Each of the Lenders hereby further covenants and agrees that upon any written agreement being given by the Majority Lenders or all of the Lenders, as required, it shall co-operate fully with the Agent to the extent requested by the Agent. Notwithstanding the foregoing, in the absence of the instructions from the Lenders and where in the sole opinion of the Agent, acting reasonably and in good faith, the exigencies of the situation warrant such action, the Agent may without notice to or consent of the Lenders take such action on behalf of the Lenders as it deems appropriate or desirable in the interest of the Lenders.

10.11 Successor Agent

Subject to the appointment and acceptance of a Successor Agent as provided in this Section 10.11, and subject to Section 10.7(f)(iv), the Agent may resign at any time by giving 30 days' written notice thereof to the Lenders and the Borrower, and may be removed at any time by the Majority Lenders upon 30 days' written notice if the Agent has been grossly negligent hereunder. Upon receipt of notice by the Lenders of the resignation of the Agent, or upon giving notice of termination to the Agent, the Majority Lenders may with the consent of the Borrower (provided that the Lenders shall only be obligated to obtain such consent if no Default or Event of Default exists), such consent not to be unreasonably withheld, within 21 days, appoint a successor from among the Lenders or, if no Lender is willing to accept such an appointment, from among other banks to which the *Bank Act* (Canada) applies, which each have combined capital and reserves in excess of $250,000,000, and which have offices in Calgary and Toronto (the "**Successor Agent**"). If no Successor Agent has been so appointed and has accepted such appointment within 21 days after the retiring Agent's giving of notice of resignation or receiving of notice of termination, then the retiring Agent may, on behalf of the Lenders, appoint a Successor Agent. If neither the Majority Lenders nor the Agent appoint a Successor Agent within such 21 days, then the Majority Lenders or the Agent may apply to a Justice of the Court of Queen's Bench of the Province of Alberta, on such notice as the Justice may direct, for the appointment of a Successor Agent, but any Successor Agent so appointed by the Court shall be subject to removal as aforesaid by the Majority Lenders. Upon the acceptance of any appointment as Agent hereunder by a Successor Agent, the

Successor Agent shall succeed to and become vested with all the rights, powers, privileges and duties of the retiring Agent, and the retiring Agent shall be discharged from its further duties and obligations as Agent under this Agreement and the other Credit Documents. After any retiring Agent's resignation hereunder as Agent, the provisions of this Article X shall continue to enure to its benefit and be binding upon it as to any actions taken or omitted to be taken by it while it was Agent hereunder.

10.12 Provisions Operative Between Lenders and Agent Only

Except for the provisions of Sections 10.9(b) and 10.9(e), the provisions of this Article X relating to the rights and obligations of the Lenders and the Agent *inter se* shall be operative as between the Lenders and the Agent only, and the Borrower shall not have any rights or obligations under or be entitled to rely for any purpose upon such provisions.

ARTICLE XI
ADDITIONAL LENDERS, SUCCESSORS AND ASSIGNS

11.1 Successors and Assigns

(a) Each Credit Document shall be binding upon and enure to the benefit of the Agent, each Lender, the Borrower and each other Credit Party that is a party thereto and each of its respective permitted successors and assigns (including, without limitation, any successor resulting from the amalgamation of one corporation with one or more corporations or resulting from the winding-up of one or more corporations into another corporation), except that, other than as provided herein, none of the Borrower or any other Credit Party shall assign any rights or obligations with respect to this Agreement or any of the other Credit Documents without the prior written consent of the Lenders.

(b) A Participation by a Lender of its interest (or a part thereof) hereunder or a payment by a Participant to a Lender as a result of the Participation will not constitute a payment hereunder to the Lender or an Advance to the Borrower.

11.2 Assignments

(a) The Lenders collectively or individually may assign all or a portion of their respective rights and obligations under this Agreement (including, without limitation, all or a portion of their respective Commitments) to one or more Persons, with the consent of the Agent and the Borrower (not to be unreasonably withheld) unless a Default or an Event of Default has occurred and is continuing, in which case, no such consent of the Borrower will be required. Each assignment shall be of a uniform, and not a varying, percentage of all rights and obligations of the assignor(s) under or in respect of the Credit Facility. No assignment may be in an amount less than Cdn. $5,000,000 unless such assignment is of the entire Commitment of a Lender, or result in the Commitment of any Lender, determined as of the effective date of the Assignment Agreement with respect to such assignment, being less than Cdn. $5,000,000. The parties to each such assignment shall execute and deliver an Assignment Agreement to the Agent and, unless a Default or an Event of Default has occurred and is continuing, to the Borrower, for its acknowledgement, as the case may be, and recording by the Agent in the Register and, except in the case of an assignment by a Lender to an Affiliate of that Lender, shall pay a processing and recording fee of $5,000 to the Agent. After such execution, delivery, acknowledgement and recording (i) the assignee thereunder shall be a party to this Agreement and, to the extent that rights and obligations hereunder have been assigned to

it, have the rights and obligations of a Lender hereunder and (ii) the assigning Lender thereunder shall, to the extent that rights and obligations hereunder have been assigned by it pursuant to such Assignment Agreement, relinquish its rights and be released from its obligations under this Agreement, other than obligations in respect of which it is then in default or which arose prior to its assignment, and, in the case of an Assignment Agreement covering all or the remaining portion of an assigning Lender's rights and obligations under this Agreement, such Lender shall cease to be a party hereto.

The Borrower and each other Credit Party hereby consents to the disclosure of any information and opinions relating to it to any potential Lender or participant provided that the potential Lender or participant agrees in writing to keep the information confidential and to return such information if it does not become a Lender or a participant.

(b) The agreements of an assignee contained in an Assignment Agreement shall benefit the assigning Lender thereunder, the other Lenders, the Agent and the Borrower in accordance with the terms of the Assignment Agreement.

(c) The Agent shall maintain at its address referred to herein a copy of each Assignment Agreement delivered to and acknowledged by it and a register for recording the names and addresses of the Lenders and the Commitment under the Credit of each Lender from time to time (the "**Register**"). The entries in the Register shall be conclusive and binding for all purposes, absent manifest error. The Borrower, the Agent and each of the Lenders may treat each Person whose name is recorded in the Register as a Lender hereunder for all purposes of this Agreement, and need not recognize any Person as a Lender unless it is recorded in the Register as a Lender. The Register shall be available for inspection by the Borrower or any Lender at any reasonable time and from time to time upon reasonable prior notice.

(d) Upon its receipt of an Assignment Agreement executed by an assigning Lender and an assignee and approved by the Borrower (if applicable) and the Agent, the Agent shall, if the Assignment Agreement has been completed and is in the required form with such immaterial changes as are acceptable to the Agent:

(i) acknowledge the Assignment Agreement;

(ii) record the information contained therein in the Register; and

(iii) give prompt notice thereof to the Borrower and the other Lenders, and provide them with an updated version of Schedule "A".

11.3 Participation

Each Lender without the consent of the Borrower or the Agent may sell an interest (other than by way of assignment pursuant to Section 11.2) to one or more banks, financial institutions or other Persons (a "**Participant**") in or to all or a portion of its rights and obligations (including, without limitation, all or a portion of its Commitment) under this Agreement, (such interest is referred to herein as a "**Participation**") but the Participant shall not become a Lender and:

(a) the Lender's obligations under this Agreement (including, without limitation, its Commitment) shall remain unchanged;

(b) the Lender shall remain solely responsible to the other parties hereto for the performance of such obligations;

(c) the Borrower and each other Credit Party, the Agent and the other Lenders shall continue to deal solely and directly with the Lender in connection with the Lender's rights and obligations under this Agreement; and

(d) no Participant shall have any right to approve any amendment or waiver of any provision of this Agreement, or any consent to any departure by any Person therefrom.

11.4 Dissenting Lenders

If a Lender (in this Section 11.4 called a "**Dissenting Lender**") withholds its consent or its approval following a request of the Borrower as provided in this Agreement and, as a result, the consent of the required Lenders cannot be obtained in connection with such request, the Borrower may, by giving notice to each Dissenting Lender and to the Agent within 10 days of being advised by the Agent of whether the Lenders have consented to such request, designate an alternate lender (which need not be an existing Lender) to purchase an assignment in accordance with Section 11.2 of such Dissenting Lender's Commitment and outstanding Advances (which alternate lender shall purchase such assignment prior to the expiry of such 10-day period), provided that the Borrower shall in the manner described above, replace all Lenders that are Dissenting Lenders with respect to the same request of the Borrower and provided further that no Lender shall be obligated to make any such assignment as a result of a demand by the Borrower pursuant to this Section 11.4 unless said assignment is done on a without warranty basis and unless and until such Dissenting Lender shall have received one or more payments from either the Borrower or one or more assignees in an aggregate amount at least equal to the aggregate Outstanding Principal owing to such Dissenting Lender, together with accrued interest thereon to the date of payment of such Outstanding Principal and all other amounts payable to such Dissenting Lender under this Agreement (including, without limitation, all losses, costs and expenses suffered or incurred by the Dissenting Lender as a result of complying with this Section 11.4 and all amounts owing under Section 13.12). Any such alternate lender is subject to:

(a) the Agent's prior written approval, such approval not to be unreasonably withheld; and

(b) the approval of the Lenders holding no less than 66 2/3% of all of the Commitment then in effect less the aggregate Commitments of the Dissenting Lenders.

Nothing contained herein shall be deemed to obligate any Lender or the Agent to agree to any such request made by the Borrower.

ARTICLE XII
INDEMNITIES

12.1 Currency Indemnity

In the event of a judgment or order being rendered by any court or tribunal for the payment of any amounts owing under this Agreement or for the payment of damages in respect of any breach of this Agreement or under or in respect of a judgment or order of another court or tribunal for the payment of such amounts or damages, such judgment or order being expressed in a currency (the "**Judgment Currency**") other than the currency payable hereunder or thereunder (the "**Agreed Currency**"), each party against whom the judgment or order is made shall indemnify and hold each party in whose favour the judgment or order is made harmless against any deficiency in terms of the Agreed Currency in the

amounts received by such party arising or resulting from any variation as between (i) the exchange rate at which the Agreed Currency is converted into the Judgment Currency for the purposes of such judgment or order and (ii) the Exchange Rate at which such party is able to purchase the Agreed Currency with the amount of the Judgment Currency actually received by such party on the date of such receipt. The indemnity in this Section 12.1 shall constitute a separate and independent obligation from the other obligations of the parties hereunder, and shall apply irrespective of any indulgence granted hereunder.

12.2 Environmental Indemnity

The Borrower hereby agrees to indemnify, defend and hold harmless the Lenders, the Agent and each of them from and against any and all losses, costs, expenses, damages, claims, judgments, suits, awards, fines, sanctions and liabilities whatsoever (including any costs or expenses of preparing any necessary environmental assessment report or other similar reports) (collectively, "**Environmental Claims**") incurred by the Lenders, the Agent and any of them as a result of:

(a) any breach of Applicable Environmental Laws which relates to the Property or operations of the Borrower or any other Credit Party;

(b) any Release, presence, use, creation, transportation, storage or disposal of Hazardous Materials which relate to the Property or operations of the Borrower or any other Credit Party; or

(c) any claim or order for any clean-up, restoration, detoxification, reclamation, repair or other securing or remedial action which relates to the Property or operations of the Borrower or any other Credit Party;

provided, however, that this indemnity shall not apply in respect of any such Environmental Claims which are caused by the gross negligence or wilful misconduct of the Agent or the Lenders or by reason of any act of, or any act or omission taken at the direction of, the Agent or any Lender or any of the officers, directors, employees, agents or assignees thereof. This indemnity shall extend to the officers, directors, employees, agents and assignees of the Lenders, the Agent, and each of them as well as to the Lenders, the Agent and each of them itself, and the Lenders, the Agent and each of them will hold the benefit of this indemnity in trust for such other indemnified persons to the extent necessary to give effect thereto.

ARTICLE XIII
MISCELLANEOUS PROVISIONS

13.1 Headings and Table of Contents

The headings of the Articles and Sections and the Table of Contents are inserted for convenience of reference only and shall not affect the construction or interpretation of this Agreement.

13.2 Accounting Terms

Each accounting term used in this Agreement, unless otherwise defined herein, has the meaning assigned to it under GAAP.

13.3 Capitalized Terms

All capitalized terms used in any of the Credit Documents (other than this Agreement) which are defined in this Agreement shall have the meaning defined herein unless otherwise defined in the other document.

13.4 Severability

Any provision of this Agreement which is or becomes prohibited or unenforceable in any relevant jurisdiction shall not invalidate or impair the remaining provisions hereof which shall be deemed severable from such prohibited or unenforceable provision, and any such prohibition or unenforceability in any such jurisdiction shall not invalidate or render unenforceable such provision in any other jurisdiction. Should this Agreement fail to provide for any relevant matter, the validity, legality or enforceability of this Agreement shall not hereby be affected.

13.5 Number and Gender

Unless the context otherwise requires, words importing the singular number shall include the plural and vice versa, words importing any gender include all genders and references to agreements and other contractual instruments shall be deemed to include all present or future amendments, supplements, restatements or replacements thereof or thereto.

13.6 Amendment, Supplement or Waiver

No amendment, supplement or waiver of any provision of the Credit Documents, nor any consent to any departure by the Borrower or any other Credit Party therefrom, shall in any event be effective unless it is in writing, makes express reference to the provision affected thereby and is signed by the Agent for and on behalf of all of the Lenders or the Majority Lenders, as the case may be as required under Section 10.7, and then such waiver or consent shall be effective only in the specific instance and for the specific purpose for which given. No waiver or act or omission of the Agent, the Lenders, or any of them, shall extend to or be taken in any manner whatsoever to affect any subsequent Event of Default or breach by the Borrower or such other Credit Party of any provision of the Credit Documents or the rights resulting therefrom.

13.7 Governing Law

Each of the Credit Documents, except for those which expressly provide otherwise, shall be conclusively deemed to be a contract made under, and shall for all purposes be governed by and construed in accordance with, the laws of the Province of Alberta and the laws of Canada applicable in Alberta. Each party to this Agreement hereby irrevocably and unconditionally attorns to the non-exclusive jurisdiction of the courts of Alberta and all courts competent to hear appeals therefrom.

13.8 This Agreement to Govern

In the event of any conflict or inconsistency between the terms of this Agreement and the terms of any other Credit Document, the provisions of this Agreement shall govern to the extent necessary to remove the conflict. Provided however, that a conflict or inconsistency shall not be deemed to exist only by reason of one of the Credit Documents providing for a matter and another of the Credit Documents not providing for such matter.

13.9 Permitted Encumbrances

The designation of any encumbrance or Security Interest as a Permitted Encumbrance in this Agreement or in any other of the Credit Documents is not, and shall not be deemed to be, an acknowledgement by the Lenders that the Encumbrance shall have priority over any interest the Lenders may have or acquire in the Property of the Borrower or any other Credit Party.

13.10 Currency

All payments made hereunder shall be made in the currency in respect of which the obligation requiring such payment arose. Unless the context otherwise requires, all amounts expressed in this Agreement in terms of money shall refer to Canadian Dollars.

13.11 Liability of Lenders

The liability of the Lenders in respect of all matters relating to this Agreement and the other Credit Documents is several and not joint or joint and several. Without limiting that statement, the obligations of the Lenders to make Advances is limited to their respective Proportionate Shares of any Advance that is requested, and, in the aggregate, to their respective Proportionate Shares of the total amount of the Credit Facility.

13.12 Expenses and Indemnity

All statements, reports, certificates, opinions, appraisals and other documents or information required to be furnished to the Lenders, the Agent, or any of them, by the Borrower or any other Credit Party under this Agreement shall be supplied without cost to the Lenders, the Agent, or any of them. The Borrower shall pay on demand all reasonable out of pocket costs, fees and expenses of the Agent and the Lenders (including, without limitation, reasonable fees and expenses of counsel for the Agent and the Lenders) on a full indemnity basis incurred in connection with (i) the preparation, negotiation, documentation, execution, delivery, administration, periodic review, modification or amendment of the Credit Documents; (ii) any enforcement of the Credit Documents; (iii) obtaining advice as to their rights and responsibilities in connection with the Credit Facility and the Credit Documents; (iv) reviewing, inspecting and appraising the Property of the Borrower and the other Credit Parties at reasonable intervals as provided for herein; and (v) other matters relating to the Credit Facility, the Borrower and any other Credit Party. Such costs, fees and expenses shall be payable whether or not an Advance is made under this Agreement.

The Borrower hereby indemnifies and agrees to indemnify, defend and hold harmless each of the Lenders, the Agent, their directors, officers, affiliates, employees, agents and representatives (the "**Indemnified Parties**") from and against any and all actions, proceedings, losses, costs, expenses (including without limitation legal or other expenses), damages, claims or liabilities incurred by any Indemnified Party, with respect to any Advance to the Borrower hereunder whether before, during or after any period that such Advance is outstanding including, without limitation, any loss of profits, commissions or fees anticipated hereunder, and any expense or costs incurred in the liquidation and re-deployment of any funds required by the Lenders to fund or maintain any portion of such Advance hereunder, in all cases as a result of:

(a) the failure of the Borrower to borrow or make repayments on the dates required hereunder or in accordance with the terms specified by the Borrower pursuant to any oral instructions or written notices provided to the Agent;

(b) the repayment, prepayment or Conversion (whether by acceleration or otherwise) of an Advance on a date other than the maturity date thereof;

(c) the failure by the Borrower to give any notice required to be given by it to the Agent pursuant to the provisions of this Agreement;

(d) the failure of the Borrower to effect any payment, repayment, prepayment or Conversion arising from the circumstances referred to in Section 13.14; or

(e) the occurrence of an Event of Default;

provided, however, that this indemnity shall not apply in respect of any of the foregoing which is caused by the gross negligence or wilful misconduct of the Lenders.

Whenever any such claim shall arise, the Indemnified Party shall promptly notify the Borrower of the claim and, when known, the facts constituting the basis for such claim, and if known, the amount or an estimate of the amount of the claim. The failure of an Indemnified Party to give notice of a claim promptly shall not adversely affect the Indemnified Party's rights to indemnity hereunder. The Borrower at its sole cost and expense may, upon written notice to the Indemnified Party, assume the defence of any such claim or any legal proceeding resulting therefrom. The Indemnified Party shall be entitled to participate in (but not control) the defence of any such action, with its own counsel and at the expense of the Borrower. If the Borrower does not assume the defence of any such claim or litigation resulting therefrom, the Indemnified Party may defend against such claim or litigation, in such manner as it may deem appropriate and at the expense of the Borrower, including, but not limited to, settling such claim or litigation. In such case the Borrower shall be entitled to participate in (but not control) the defence of such action, with its own counsel and at its own expense.

This Section 13.12 shall survive the termination of this Agreement and repayment of the Obligations owing by the Borrower to the Lenders.

13.13 Manner of Payment and Taxes

All payments to be made by the Borrower and the other Credit Parties pursuant to the Credit Documents are to be made without set-off, deduction, compensation or counterclaim and free and clear of and without deduction for or on account of any Tax, except for the deduction of such Taxes as required by Applicable Laws. If any such Tax is deducted or withheld from any payments under the Credit Documents, the Borrower and the other Credit Parties shall promptly remit to the Agent for the Lenders' benefit, in the currency in which such payment was made, the equivalent of the amount of Tax so deducted or withheld (including any Tax deducted or withheld in respect of any payments required under this Section 13.13 so that the net amount received by the Agent after such deduction or withholding will not be less than the amount the Agent would have received if such Tax had not been deducted or withheld) together with the relevant receipt addressed to the Agent. If the Borrower or other Credit Parties is prevented by operation of law or otherwise from paying, causing to be paid or remitting such Tax, the interest or other amount payable under the Credit Documents will be increased to such rates as are necessary to yield and remit to the Lenders the principal sum advanced or made available together with interest at the rates specified in the Credit Documents after provision for payment of such Tax. Provided however, none of the Borrower or any Credit Party shall be obligated to pay to a Lender the equivalent amount of withholding Tax that the Borrower or such Credit Party was required by Applicable Laws to withhold from payments under the Credit Documents to such Lender, if such withholding arises solely as a result of:

(a) an assignment of a Commitment of a Lender to a Person that is not a resident of Canada for the purposes of Part XIII of the *Income Tax Act*; or

(b) a Lender that is an authorized foreign bank within the meaning of Subsection 212(13.3) of the *Income Tax Act* not crediting or allocating the amount paid to it under the Credit Documents to its Canadian banking business within the meaning of Subsection 212(13.3) of the *Income Tax Act*.

13.14 Increased Costs

(a) If, after the date hereof, the introduction of or any change in any Applicable Laws or in the interpretation or application thereof by any court or by any judicial or governmental authority charged with the interpretation or administration thereof, or if compliance by any Lender with any request or directive from any central bank or other fiscal, monetary or other authority issued after the date hereof (whether or not having the force of law):

(i) subjects the Lenders (or any of them) to, or causes the withdrawal or termination of a previously granted exemption with respect to, any Taxes, or changes the basis of taxation of payments due to the Lenders (or any of them), or increases any existing Taxes on payments of principal, interest or other amounts payable by the Borrower to the Lenders (or any of them) under this Agreement;

(ii) imposes, modifies or deems applicable any reserve, liquidity, special deposit, regulatory or similar requirement against assets or liabilities held by, or deposits in or for the account of, or loans by the Lenders (or any of them), or any acquisition of funds for loans or commitments to fund loans or obligations in respect of undrawn, committed lines of credit or in respect of Bankers' Acceptances accepted by a BA Lender;

(iii) imposes on the Lenders (or any of them) or requires there to be maintained by the Lenders (or any of them) any capital adequacy or additional capital requirements (including, without limitation, a requirement which affects a Lenders' allocation of capital resources to its obligations) in respect of any Advance or obligation of a Lender hereunder, or any other condition with respect to this Agreement which is more onerous on the Lender than on the date it became a Lender hereunder;

(iv) otherwise imposes on the Lenders (or any of them) any other condition or requirement affecting this Agreement or any Advance or any obligation of the Lenders (or any of them) hereunder which directly or indirectly affects the cost to the Lenders (or any of them) of making available, funding or maintaining any Advance or the Obligations owing by the Borrower hereunder;

and the result of (i), (ii), (iii) or (iv) above, in the sole determination of the affected Lender acting in good faith, is:

(v) to increase the cost to such Lender of performing its obligations hereunder with respect to any Advance;

(vi) to reduce any amount received or receivable by such Lender hereunder or its effective return hereunder or on its capital in respect of any Advance;

(vii) to reduce the interest, Commitment Fees or other fees payable to the Lenders hereunder; or

(viii) to cause such Lender to make any payment with respect to, or to forego any return on or calculated by reference to, any amount received or receivable by such Lender hereunder with respect to any Advance;

such Lender shall determine such additional cost, reduction in income or payment, without duplication, (the "**Additional Compensation**") and shall promptly notify the Borrower. Such affected Lender shall provide to the Borrower a photocopy of the relevant law, rule, guideline, regulation, treaty, or official directive and a certificate of a duly authorized officer of such Lender setting forth the Additional Compensation and the basis of calculation thereof and, for the purposes of calculating such amount, such Lender shall treat the Borrower and the Credit Facility in a manner consistent with comparable borrowers and transactions. The Borrower shall pay to such affected Lender forthwith, following the giving of such notice, such Additional Compensation calculated from the effective date of the relevant adoption or change; provided that the affected Lender shall not be entitled to Additional Compensation to the extent that such increase in costs or reduction in amounts received or to be received or reduction in return is reflected in or recovered by an increase in the interest or other amounts payable hereunder other than pursuant to this Section 13.14. Such affected Lender shall endeavour to minimize the incidence of any Additional Compensation.

(b) If a Lender notifies the Borrower that Additional Compensation is owed to such Lender, the Borrower shall have the right, upon at least two Banking Days' irrevocable written notice to such affected Lender:

(i) to (subject to limitations on repayments contained in Section 3.4) repay to such Lender the relevant portion of any Advance on the date specified in such notice together with all interest accrued thereon to the date of repayment, the Additional Compensation if any to the date of payment and all other amounts, if any, payable for the account of the Lender hereunder in respect of such Advance (including any amounts payable under Section 13.12);

(ii) to effect a Conversion of the relevant portion of any Advance (subject always to the provisions of this Agreement); or

(iii) provided no Default or Event of Default shall have occurred and is continuing, require such Lender to sell and assign to a bank or other financial institution acceptable to the Agent, acting reasonably, all of such Lender's rights and obligations hereunder in the same manner described in Section 11.2, upon receipt by such Lender from such bank or financial institution of all amounts owing to such Lender under the Credit Documents, including, without limitation, all unpaid interest accrued thereon to the date of payment and all other amounts, if any, payable for the account of such Lender hereunder in respect of all Advances made by it and in respect of all losses, costs and expenses suffered or incurred by such Lender hereunder as a result of such Lender complying with this Section 13.14(b)(iii).

(c) Each Lender shall use its reasonable efforts to reduce the amount of Additional Compensation payable pursuant to this Section 13.14; provided, however, that no Lender

shall have an obligation to expend its own funds, suffer any economic hardship or take any action detrimental to its interests in connection therewith.

13.15 Interest on Miscellaneous Amounts

If the Borrower fails to pay any amount payable hereunder on the due date, the Borrower shall, on demand, pay interest on such overdue amount (including overdue principal and interest) to the Agent from and including such due date up to but excluding the date of actual payment, both before and after demand, default or judgment, at a rate of interest per annum, compounded monthly, equal to the sum of the Prime Rate plus **[REDACTED]** per annum.

13.16 Illegality

If a Lender determines, in good faith, that (i) the introduction of or any change in any Applicable Laws or in the interpretation or application thereof by any court or by any Governmental/Judicial Body charged with the interpretation or administration thereof that has occurred after the date hereof or (ii) compliance by such Lender with any request or directive from any central bank or other fiscal, monetary or other authority (whether or not having the force of law) issued after the date hereof; has made it unlawful for such Lender to make, maintain or fund all or any portion of its Commitment or to perform its obligations in respect of the Credit Facility hereunder or any relevant portions thereof as contemplated hereby, such Lender may, by notice in writing to the Borrower, declare that its obligations hereunder in respect of its Commitment or the Credit Facility so affected shall be terminated forthwith, whereupon such obligations shall be so terminated and the Borrower shall:

(a) request a Conversion of such Advances to other types of Advances not affected by this Section 13.16 (subject always to the provisions of this Agreement); or

(b) provided no Default or Event of Default shall have occurred and is continuing, provide irrevocable written notice to such Lender requiring such Lender to sell and assign to a bank or other financial institution chosen by the Borrower and acceptable to the Agent, acting reasonably, all of such Lender's rights and obligations hereunder in the same manner described in Section 11.2 upon receipt by such Lender from such bank or financial institution of all amounts owing to such Lender under the Credit Documents, including, without limitation, all unpaid interest accrued thereon to the date of payment and all other amounts, if any, payable for the account of such Lender hereunder in respect of any Advances made by it and in respect of all losses, costs and expenses suffered or incurred by such Lender hereunder as a result of such Lender complying with this Section 13.16.

13.17 Confidentiality

The Agent or any Lender may, in their sole discretion, deliver copies of any financial statements and other documents delivered to the Agent or the Lenders, and disclose any other information disclosed to the Agent or the Lenders, by or on behalf of the Borrower or any other Credit Party in connection with or pursuant to the Credit Documents to:

(a) each of the Agent's and the Lenders' directors, officers, affiliates, employees, agents and professional consultants;

(b) any Governmental/Judicial Body having jurisdiction over the Agent or Lenders; or

(c) any other Person to whom such delivery or disclosure may be necessary or appropriate (i) in connection with any assignment or proposed assignment, or participation or proposed participation, by the Agent or a Lender of any of its interests under the Credit Documents, (ii) in compliance with any Applicable Laws, applicable to the Lender, (iii) in response to any subpoena or other legal process, or (iv) in connection with any litigation to which the Lender is a party in any way relating to the Borrower, any other Credit Party, the Credit Documents and the transactions contemplated therein.

Any of the financial statements, other documents or other information to be sent to any of the Persons described above, may be sent by e-mail or other electronic means and none of the Agent or any of the Lenders shall be liable for any losses, costs, expenses, damages, claims or liabilities that any of the Borrower or any other Credit Party may suffer if such financial statements, other documents or other information is disclosed to any other Persons as a result of the Agent sending the same by e-mail or other electronic means unless such disclosure is caused by the gross negligence or wilful misconduct of the Agent.

13.18 Address for Notice

Any notice, demand or other communication (a "**Notice**") to be given under the Credit Documents shall, except as otherwise specifically provided, be in writing addressed to the Person for whom it is intended and may be delivered by courier, telecopied, with transmission confirmed by a transmission report or sent by email; provided however, all Drawdown Notices, Conversion Notices, Rollover Notices, Repayment Notices and interest payments shall be provided by the Borrower by way of telecopier. Every Notice shall be deemed to have been duly given, served or received on the date on which it is delivered (or, if such date is not a Banking Day, the next following Banking Day) or in the case of sending by telecopier or email, on the date of transmission, if transmission is completed prior to 1:00 p.m. (Calgary time) on a Banking Day (or the next Banking Day if the transmission is completed after 1:00 p.m. (Calgary time) on a Banking Day or on a day that is not a Banking Day). The addresses of the parties hereto for the purposes hereof shall be the addresses specified beside their respective signatures to this Agreement or any Assignment Agreement, or such other mailing, facsimile or email addresses as each party from to time may notify the other as aforesaid.

13.19 Time of the Essence

Time shall be of the essence in this Agreement.

13.20 Further Assurances

The Borrower and each other Credit Party shall, at the request of the Agent acting on the instructions of the Majority Lenders, do all such further acts and execute and deliver all such further documents as may, in the opinion of the Majority Lenders, acting reasonably, be necessary or desirable in order to fully perform and carry out the purpose and intent of the Credit Documents.

13.21 Term of Agreement

Except as otherwise provided herein, this Agreement shall remain in full force and effect until the payment and performance in full of all of the Obligations owing by the Borrower to the Lenders and the Lenders have no further obligation to make any Advances available to the Borrower hereunder.

13.22 Payments on Banking Day

Whenever any payment or performance under the Credit Documents would otherwise be due on a day other than a Banking Day, such payment shall be made on the following Banking Day.

13.23 Interest Act Equivalent

In this Agreement, each rate of interest which is calculated with reference to a period (the "**deemed interest period**") that is less than the actual number of days in the calendar year of calculation is, for the purposes of the *Interest Act* (Canada), equivalent to a rate based on a calendar year calculated by multiplying such rate of interest by the actual number of days in the calendar year of calculation and dividing by the number of days in the deemed interest period.

13.24 Certificates of Senior Officers

Whenever a Senior Officer of the Borrower or any other Credit Party executes a certificate or other Credit Document in favour of the Agent and/or the Lenders such certificate or other Credit Document shall be deemed to be executed by such Senior Officer for and on behalf of the Borrower or other Credit Party, not in an individual capacity and without any personal liability on such Senior Officer.

13.25 Counterparts and Facsimile

This Agreement and any other documentation related to this Agreement, may be executed in any number of counterparts, each of which when executed and delivered shall be deemed to be an original, and such counterparts together shall constitute one and the same agreement. For the purposes of this Section 13.25, the delivery of a facsimile or pdf emailed copy of an executed counterpart of this Agreement and any other documentation related to this Agreement shall be deemed to be valid execution and delivery of this Agreement and any other documentation related to this Agreement, but the party delivering a facsimile or pdf emailed copy shall deliver an original copy of this Agreement and any such other documentation related to this Agreement as soon as possible after delivering the facsimile or pdf emailed copy.

13.26 Statute References

All references herein to a statute include, unless otherwise stated, regulations passed or in force pursuant thereto and any amendments to such statute or to such regulations from time to time, and any legislation or regulations substantially replacing the same or substantially replacing any specific provision to which such reference is made.

13.27 References to Acts Performed by a Trust

Any reference in this Agreement or any other Credit Document to an act performed by Trust and Business Trust, shall be construed and applied for all purposes as if it referred to an act to be performed by the respective trustee on behalf of Trust or Business Trust or, to the extent applicable, the duly appointed administrator of Trust or Business Trust, as the case may be. For greater certainty, each of the Trust and Business Trust agrees that it shall be bound by this Agreement and all other Credit Documents executed by its administrator, notwithstanding the resignation, replacement, removal or deemed resignation, replacement or removal of such administrator.

13.28 Reference to Acts Performed by a Partnership

Any reference in this Agreement or any other Credit Document to an act performed by a Partnership shall be construed and applied for all purposes as if it referred to an act to be performed by the Borrower in its capacity as general partner (or any other replacement general partner) for and on behalf of such Partnership. For greater certainty, each Partnership agrees that it shall be bound by this Agreement and all other Credit Documents executed by its general partner, notwithstanding the resignation, replacement, removal or deemed resignation, replacement or removal of such general partner.

13.29 Non-Merger

Each of the Borrower and the other Credit Parties covenants and agrees with the Agent and the Lenders that, in the case of any judicial or other proceeding to enforce the rights and remedies of the Agent or the Lenders under the Credit Documents (or any part thereof), judgment may be rendered against the Borrower, and/or the other Credit Parties in favour of the Lenders, or any of them, for any amount owing under the Credit Documents (or for which the Borrower or the other Credit Parties may be liable thereunder after the application to the payment thereof of the proceeds of any sale of any of the Property of the Borrower or such other Credit Parties). The covenant of the Borrower to pay interest at the rate provided for in this Agreement shall not merge in any such judgment and such judgment shall bear interest at the Prime Rate plus **[REDACTED]** per annum until such judgment and all Obligations of the Borrower to the Lenders under the Credit Documents have been paid in full. The Borrower waives the provisions of the *Judgment Interest Act* (Alberta) to the fullest extent permitted by law.

13.30 Priority of the Facilities to the Indebtedness under the Note Indenture

Each of the parties hereto acknowledges and agrees that all present and future indebtedness, liabilities and obligations owing under the Facilities (direct or indirect, joint or several, matured or unmatured, absolute or contingent) rank in right of payment in priority to the Indebtedness evidenced under the Note Indenture or any other deed, indenture, document or agreement entered into by a Credit Party, creating, evidencing or providing for Funded Debt.

13.31 Subordination

Provided that the Credit Parties deliver evidence to the Agent of their compliance with the covenants set out in Sections 8.2(f), 8.3(e) and 8.3 (j), in form and substance satisfactory to the Agent, acting reasonably, the Agent shall, from time to time and at the request of an equipment financier described in paragraph (h) of the definition of Permitted Encumbrances who has security over equipment and the receivables under any lease or sub-lease relating to such equipment, enter into a subordination or similar agreement in favour of such equipment financier, in form and substance satisfactory to the Agent, acting reasonably, to allow the Encumbrances described in such paragraph to rank in priority to the Encumbrances arising under the Security.

13.32 Entire Agreement

Each of the Parties agrees that this Agreement constitutes the entire agreement between the Parties hereto concerning the matters addressed in this Agreement, and cancels and supersedes any prior agreements, undertakings, declarations or representations, written or verbal, in respect thereof.

[REMAINDER OF PAGE INTENTIONALLY LEFT BLANK]

IN WITNESS WHEREOF, the parties have executed this Agreement as of the date first above written.

<u>Address for Notice</u>

Petrowest Energy Services General Partner Ltd.
Suite 204
10605 Westside Drive
Grande Prairie, AB T8V 8E6

Attention:	Chief Financial Officer
Facsimile:	(780) 830-0882

PETROWEST ENERGY SERVICES GENERAL PARTNER LTD., as Borrower

By: *"signed"*
Name: John B. Paul
Title: Chief Financial Officer

Petrowest Construction LP
Suite 204
10605 Westside Drive
Grande Prairie, AB T8V 8E6

Attention:	Chief Financial Officer
Facsimile:	(780) 830-0882

PETROWEST CONSTRUCTION LP, as Guarantor, by and through its general partner, PETROWEST ENERGY SERVICES GENERAL PARTNER LTD.

By: *"signed"*
Name: John B. Paul
Title: Chief Financial Officer

Petrowest Transportation LP
Suite 204
10605 Westside Drive
Grande Prairie, AB T8V 8E6

Attention:	Chief Financial Officer
Facsimile:	(780) 830-0882

PETROWEST TRANSPORTATION LP, as Guarantor, by and through its general partner, PETROWEST ENERGY SERVICES GENERAL PARTNER LTD.

By: *"signed"*
Name: John B. Paul
Title: Chief Financial Officer

Petrowest Civil Services LP
Suite 204
10605 Westside Drive
Grande Prairie, AB T8V 8E6

Attention:	Chief Financial Officer
Facsimile:	(780) 830-0882

PETROWEST CIVIL SERVICES LP, as Guarantor, by and through its general partner, PETROWEST ENERGY SERVICES GENERAL PARTNER LTD.

By: *"signed"*
Name: John B. Paul
Title: Chief Financial Officer

Petrowest Services Rentals LP
Suite 204
10605 Westside Drive
Grande Prairie, Alberta T8V 8E6

Attention: Chief Financial Officer
Facsimile: (780) 830-0882

PETROWEST SERVICES RENTALS LP, as Guarantor, by and through its general partner, PETROWEST ENERGY SERVICES GENERAL PARTNER LTD.

By: *"signed"*
Name: John B. Paul
Title: Chief Financial Officer

Petrowest Energy Services Trustee Ltd.
Suite 204
10605 Westside Drive
Grande Prairie, AB T8V 8E6

Attention: Chief Financial Officer
Facsimile: (780) 830-0882

PETROWEST ENERGY SERVICES TRUSTEE LTD., as Guarantor

By: *"signed"*
Name: John B. Paul
Title: Chief Financial Officer

Petrowest Services Ltd.
Suite 204
10605 Westside Drive
Grande Prairie, AB T8V 8E6

Attention: Chief Financial Officer
Facsimile: (780) 830-0882

PETROWEST SERVICES LTD., as Guarantor

By: *"signed"*
Name: John B. Paul
Title: Chief Financial Officer

Petrowest Energy Services Trust
Suite 204
10605 Westside Drive
Grande Prairie, Alberta T8V 8E6

Attention: Chief Financial Officer
Facsimile: (780) 830-0882

PETROWEST ENERGY SERVICES TRUST, as Guarantor, by and through its administrator, PETROWEST ENERGY SERVICES GENERAL PARTNER LTD.

By: *"signed"*
Name: John B. Paul
Title: Chief Financial Officer

Petrowest Energy Services Business Trust
Suite 204
10605 Westside Drive
Grande Prairie, AB T8V 8E6

Attention: Chief Financial Officer
Facsimile: (780) 830-0882

PETROWEST ENERGY SERVICES BUSINESS TRUST, as Guarantor, by and through its administrator, PETROWEST ENERGY SERVICES GENERAL PARTNER LTD.

By: *"signed"*
Name: John B. Paul
Title: Chief Financial Officer

The Toronto-Dominion Bank
TD Commercial Banking
Suite 910, 333 - 7th Avenue S.W.
Calgary, Alberta
T2P 2Z1

Attention: Senior Manager, National Accounts
Facsimile: (403) 292-1317

THE TORONTO-DOMINION BANK, as Lender

By: *"signed"*
Name:
Title:

By: *"signed"*
Name:
Title:

Alberta Treasury Branch
Corporate Financial Services
3rd Floor, 239 - 8th Avenue S.W.
Calgary, Alberta T2P 1B9

Attention: Senior Relationship Manager
Facsimile: (403) 974-5784

ALBERTA TREASURY BRANCHES, as Lender

By: *"signed"*
Name:
Title:

By: *"signed"*
Name: D.A. (Dwayne) Hoopfer
Title: Senior Relationship Manager

The Bank of Nova Scotia
Calgary Commercial Banking Centre
240 - 8th Avenue S.W.
P.O. Box 2540
Calgary, Alberta T2P 2N7

Attention: Senior Relationship Manager
Facsimile: (403) 221-6450

THE BANK OF NOVA SCOTIA, as Lender

By: *"signed"*
Name:
Title:

By: *"signed"*
Name:
Title:

The Toronto-Dominion Bank
Loan Syndications - Agency
Royal Trust Tower
18th Floor, 77 King Street West
Toronto, Ontario M5K 1A2

Attention: Vice President Loan Syndications - Agency
Facsimile: (416) 982-5535

THE TORONTO-DOMINION BANK, as Agent

By: *"signed"*
Name:
Title:

SCHEDULE "A" attached to and forming part of the Credit Agreement made as of November 8, 2006 among Petrowest Energy Services General Partner Ltd., as borrower, Petrowest Construction LP, Petrowest Transportation LP, Petrowest Civil Services LP, Petrowest Services Rentals LP, Petrowest Energy Services Trustee Ltd., Petrowest Services Ltd., Petrowest Energy Services Trust and Petrowest Energy Services Business Trust, as guarantors, The Toronto-Dominion Bank, Alberta Treasury Branches and the Bank of Nova Scotia, as lenders and the other banks and financial institutions from time to time parties hereto as lenders and The Toronto-Dominion Bank, as Agent.

COMMITMENTS OF LENDERS

Name of Address of Lender	Working Capital Facility Commitment	Syndicated Facility Commitment
The Toronto-Dominion Bank TD Commercial Banking Suite 910, 333 - 7th Avenue S.W. Calgary, Alberta T2P 2Z1 Attention: Senior Manager, National Accounts Facsimile: (403) 292-1317	$5,000,000	$20,000,000
Alberta Treasury Branch Corporate Financial Services 3rd Floor, 239 - 8th Avenue S.W. Calgary, Alberta T2P 1B9 Attention: Senior Relationship Manager Facsimile: (403) 974-5784	NIL	$17,500,000
The Bank of Nova Scotia Calgary Commercial Banking Centre 240 - 8th Avenue S.W. P.O. Box 2540 Calgary, Alberta T2P 2N7 Attention: Senior Relationship Manager Facsimile: (403) 221-6450	NIL	$17,500,000
TOTAL	**$5,000,000**	**$55,000,000**

SCHEDULE "B" attached to and forming part of the Credit Agreement made as of November 8, 2006 among Petrowest Energy Services General Partner Ltd., as borrower, Petrowest Construction LP, Petrowest Transportation LP, Petrowest Civil Services LP, Petrowest Services Rentals LP, Petrowest Energy Services Trustee Ltd., Petrowest Services Ltd., Petrowest Energy Services Trust and Petrowest Energy Services Business Trust, as guarantors, The Toronto-Dominion Bank, Alberta Treasury Branches and the Bank of Nova Scotia, as lenders and the other banks and financial institutions from time to time parties hereto as lenders and The Toronto-Dominion Bank, as Agent.

COMPLIANCE CERTIFICATE

TO: The Toronto-Dominion Bank, as Agent
Loan Syndications - Agency
Royal Trust Tower
18th Floor, 77 King Street West
Toronto, Ontario M5K 1A2

Attention: Vice President Loan Syndications - Agency
Facsimile: (416) 982-5535

Ladies and Gentlemen:

1. Reference is made to the credit agreement made as of November 8, 2006 among Petrowest Energy Services General Partner Ltd., as borrower (the "**Borrower**"), Petrowest Construction LP, Petrowest Transportation LP, Petrowest Civil Services LP, Petrowest Services Rentals LP, Petrowest Energy Services Trustee Ltd., Petrowest Services Ltd., Petrowest Energy Services Trust and Petrowest Energy Services Business Trust, as guarantors (the "**Guarantors**"), The Toronto-Dominion Bank, Alberta Treasury Branches, The Bank of Nova Scotia and the other financial institutions party thereto, as lenders, and The Toronto-Dominion Bank, as Agent, as amended, supplemented, restated or replaced from time to time (the "**Credit Agreement**"). All terms and expressions used herein but not otherwise defined, shall have the same meanings herein as are ascribed thereto in the Credit Agreement.

2. I, [name], in my capacity as Responsible Officer of the Trust and the Borrower and not in any Personal capacity, hereby certify that as of the date hereof:

(a) the representations and warranties set forth in the Credit Agreement are true and correct on the date hereof;

(b) the Borrower and each other Credit Party has performed or observed or caused to be performed or observed the covenants set forth in the Credit Agreement to be performed or observed by them to the date hereof; and

(c) there has not occurred any unremedied Default or Event of Default;

[insert a description of unremedied Pending Events of Default or Events of Default and remedial action proposed to be taken and taken]

3. As at **[insert date of relevant financial statements, as applicable]**, 20____:

(a) the Current Ratio is •,

(b) the Funded Debt to EBITDA Ratio is •;

(c) the Fixed Charge Coverage Test is •;

(d) The Funded Debt to Capitalization Ratio is •;

The calculation of each of 3(a), (b), (c) and (d) above are as set out on Exhibit "A" attached hereto.

4. Based on the Funded Debt to EBITDA Ratio reported the Applicable Margin shall increase/decrease/stay the same as of ______________, 2006. The Applicable Margin is as indicated below.

EBITDA to Funded Debt	**Prime Rate**	**BA Rate Letter of Credit/Guarantee Rate**	**Commitment Fee Rate**	**Applicable Margin**
≤ 1.00	**[REDACTED]**	**[REDACTED]**	**[REDACTED]**	[✓]
> 1.00 ≤ 1.50	**[REDACTED]**	**[REDACTED]**	**[REDACTED]**	
> 1.50 ≤ 2.25	**[REDACTED]**	**[REDACTED]**	**[REDACTED]**	

DATED this __________ day of ____________________, 20____.

PETROWEST ENERGY SERVICES GENERAL PARTNER LTD.

Per: ______________________________
Name:
Title:

[TRUST, by its administrator, <>]

Per: ______________________________
Name:
Title:

Exhibit "A"

Financial Ratio Calculations

SCHEDULE "C" attached to and forming part of the Credit Agreement made as of November 8, 2006 among Petrowest Energy Services General Partner Ltd., as borrower, Petrowest Construction LP, Petrowest Transportation LP, Petrowest Civil Services LP, Petrowest Services Rentals LP, Petrowest Energy Services Trustee Ltd., Petrowest Services Ltd., Petrowest Energy Services Trust and Petrowest Energy Services Business Trust, as guarantors, The Toronto-Dominion Bank, Alberta Treasury Branches and the Bank of Nova Scotia, as lenders and the other banks and financial institutions from time to time parties hereto as lenders and The Toronto-Dominion Bank, as Agent.

CONVERSION NOTICE

TO: The Toronto-Dominion Bank, as Agent
Loan Syndications - Agency
Royal Trust Tower
18th Floor, 77 King Street West
Toronto, Ontario M5K 1A2

Attention: Vice President Loan Syndications - Agency
Facsimile: (416) 982-5535

Dear Sirs:

1. Reference is made to the credit agreement made as of November 8, 2006 among Petrowest Energy Services General Partner Ltd., as borrower (the "**Borrower**"), Petrowest Construction LP, Petrowest Transportation LP, Petrowest Civil Services LP, Petrowest Services Rentals LP, Petrowest Energy Services Trustee Ltd., Petrowest Services Ltd., Petrowest Energy Services Trust and Petrowest Energy Services Business Trust, as guarantors, The Toronto-Dominion Bank, Alberta Treasury Branches, The Bank of Nova Scotia and the other financial institutions party thereto, as lenders (the "**Lenders**") and The Toronto-Dominion Bank, as Agent, as amended, supplemented, restated or replaced from time to time (the "**Credit Agreement**"). All terms and expressions used herein but not otherwise defined, shall have the same meanings herein as are ascribed thereto in the Credit Agreement.

2. Pursuant to Section 6.3 of the Credit Agreement, the Borrower hereby requests the following Conversion under the Credit Facility:

(a) Conversion Date:

(b) Type and amount of existing Advance
(prior to Conversion):______________________________

(c) Type and amount of converted Advance
(after Conversion):______________________________

(d) BA Interest Period (after Conversion)
(if applicable):______________________________

(e) Borrower's applicable account(s)
(if any):______________________________

(f) Applicable Facility: ______________________________

(g) Special Instructions (if any): ______________________________

3. The representations and warranties set forth in the Credit Agreement are true and correct on the date hereof.

4. No Default or Event of Default has occurred and is continuing **[except those set out below, which have been expressly disclosed to and waived or agreed to by the Lenders or the Majority Lenders, as applicable]**.

DATED this _________ day of ___________________, •.

PETROWEST ENERGY SERVICES GENERAL PARTNER LTD.

Per: ______________________________
Name:
Title:

SCHEDULE "D" attached to and forming part of the Credit Agreement made as of November 8, 2006 among Petrowest Energy Services General Partner Ltd., as borrower, Petrowest Construction LP, Petrowest Transportation LP, Petrowest Civil Services LP, Petrowest Services Rentals LP, Petrowest Energy Services Trustee Ltd., Petrowest Services Ltd., Petrowest Energy Services Trust and Petrowest Energy Services Business Trust, as guarantors, The Toronto-Dominion Bank, Alberta Treasury Branches, The Bank of Nova Scotia, as lenders and the other banks and financial institutions from time to time parties hereto as lenders and The Toronto-Dominion Bank, as Agent.

DRAWDOWN NOTICE

TO: The Toronto-Dominion Bank, as Agent
Loan Syndications - Agency
Royal Trust Tower
18th Floor, 77 King Street West
Toronto, Ontario M5K 1A2

Attention: Vice President Loan Syndications - Agency
Facsimile: (416) 982-5535

Dear Sirs:

1. Reference is made to the credit agreement made as of November 8, 2006 among Petrowest Energy Services General Partner Ltd., as borrower (the "**Borrower**"), Petrowest Construction LP, Petrowest Transportation LP, Petrowest Civil Services LP, Petrowest Services Rentals LP, Petrowest Energy Services Trustee Ltd., Petrowest Services Ltd., Petrowest Energy Services Trust and Petrowest Energy Services Business Trust, as guarantors, The Toronto-Dominion Bank, Alberta Treasury Branches, The Bank of Nova Scotia and the other financial institutions party thereto, as lenders (the "**Lenders**") and The Toronto-Dominion Bank, as Agent, as amended, supplemented, restated or replaced from time to time (the "**Credit Agreement**"). All terms and expressions used herein but not otherwise defined, shall have the same meanings herein as are ascribed thereto in the Credit Agreement.

2. the Borrower hereby requests the following Drawdown under the provisions of the Credit Facility:

(a) Drawdown Date: ______________________________

(b) Amount of Drawdown: ______________________________

(c) Type of Advance: ______________________________

(d) BA Interest Period (if applicable): ______________________________

(e) Letter of Credit/Guarantee expiry date (if applicable): ______________________________

(f) Applicable Facility: ______________________________

(g) Borrower's account(s) to be credited (if applicable): ______________________________

(h) Special Instructions (if any): ______________________________

3. The representations and warranties set forth the Credit Agreement are true and correct on the date hereof.

4. No Default or Event of Default has occurred and is continuing **[except those set out below, which have been expressly disclosed to and waived or agreed to by the Lenders or the Majority Lenders, as applicable]**.

DATED this ______ day of ________________ •.

PETROWEST ENERGY SERVICES GENERAL PARTNER LTD.

Per: ______________________________
Name:
Title:

SCHEDULE "E" attached to and forming part of the Credit Agreement made as of November 8, 2006 among Petrowest Energy Services General Partner Ltd., as borrower, Petrowest Construction LP, Petrowest Transportation LP, Petrowest Civil Services LP, Petrowest Services Rentals LP, Petrowest Energy Services Trustee Ltd., Petrowest Services Ltd., Petrowest Energy Services Trust and Petrowest Energy Services Business Trust, as guarantors, The Toronto-Dominion Bank, Alberta Treasury Branches, The Bank of Nova Scotia , as lenders and the other banks and financial institutions from time to time parties hereto as lenders and The Toronto-Dominion Bank, as Agent.

REPAYMENT NOTICE

TO: The Toronto-Dominion Bank, as Agent
Loan Syndications - Agency
Royal Trust Tower
18th Floor, 77 King Street West
Toronto, Ontario M5K 1A2

Attention: Vice President Loan Syndications - Agency
Facsimile: (416) 982-5535

Ladies and Gentlemen:

1. Reference is made to the credit agreement made as of November 8, 2006 among Petrowest Energy Services General Partner Ltd., as borrower (the "**Borrower**"), Petrowest Construction LP, Petrowest Transportation LP, Petrowest Civil Services LP, Petrowest Services Rentals LP, Petrowest Energy Services Trustee Ltd., Petrowest Services Ltd., Petrowest Energy Services Trust and Petrowest Energy Services Business Trust, as guarantors, The Toronto-Dominion Bank, Alberta Treasury Branches, The Bank of Nova Scotia and the other financial institutions party thereto, as lenders (the "**Lenders**") and The Toronto-Dominion Bank, as Agent, as amended, supplemented, restated or replaced from time to time (the "**Credit Agreement**"). All terms and expressions used herein but not otherwise defined, shall have the same meanings herein as are ascribed thereto in the Credit Agreement.

2. Pursuant to Section 3.1 of the Credit Agreement, the Borrower hereby wishes to make the following repayment under the provisions of Credit Facility:

(a) Date of repayment: ____________________

(b) Type of Advance: ____________________

(c) Amount of repayment: ____________________

(d) Applicable Facility: ____________________

(e) Borrower's account(s) to be debited (if applicable): ____________________

(f) Special Instructions (if any): ____________________

DATED this __________ day of ____________________, •.

PETROWEST ENERGY SERVICES GENERAL PARTNER LTD.

Per: ______________________________
Name:
Title:

SCHEDULE "F" attached to and forming part of the Credit Agreement made as of November 8, 2006 among Petrowest Energy Services General Partner Ltd., as borrower, Petrowest Construction LP, Petrowest Transportation LP, Petrowest Civil Services LP, Petrowest Services Rentals LP, Petrowest Energy Services Trustee Ltd., Petrowest Services Ltd., Petrowest Energy Services Trust and Petrowest Energy Services Business Trust, as guarantors, The Toronto-Dominion Bank, Alberta Treasury Branches, The Bank of Nova Scotia, as lenders and the other banks and financial institutions from time to time parties hereto as lenders and The Toronto-Dominion Bank, as Agent.

ROLLOVER NOTICE

TO: The Toronto-Dominion Bank, as Agent
Loan Syndications - Agency
Royal Trust Tower
18th Floor, 77 King Street West
Toronto, Ontario M5K 1A2

Attention: Vice President Loan Syndications - Agency
Facsimile: (416) 982-5535

Ladies and Gentlemen:

1. Reference is made to the credit agreement made as of November 8, 2006 among Petrowest Energy Services General Partner Ltd., as borrower (the "**Borrower**"), Petrowest Construction LP, Petrowest Transportation LP, Petrowest Civil Services LP, Petrowest Services Rentals LP, Petrowest Energy Services Trustee Ltd., Petrowest Services Ltd., Petrowest Energy Services Trust and Petrowest Energy Services Business Trust, as guarantors, The Toronto-Dominion Bank, Alberta Treasury Branches, The Bank of Nova Scotia and the other financial institutions party thereto, as lenders (the "**Lenders**") and The Toronto-Dominion Bank, as Agent, as amended, supplemented, restated or replaced from time to time (the "**Credit Agreement**"). All terms and expressions used herein but not otherwise defined, shall have the same meanings herein as are ascribed thereto in the Credit Agreement.

2. Pursuant to Section 6.3 of the Credit Agreement, the Borrower hereby requests the following Rollover under the provisions of the Credit Facility:

(a) Rollover Date: ______________________________

(b) Type of Advance: ______________________________

(c) Amount of Rollover: ______________________________

(d) Applicable Facility: ______________________________

(e) BA Interest Period (after Rollover) (if applicable:) ______________________________

(f) The Borrower's account(s) (if any): ______________________________

(g) Special Instructions (if any): ______________________________

3. The representations and warranties set forth in the Credit Agreement are true and correct on the date hereof.

4. No Default or Event of Default has occurred and is continuing [**except those set out below, which have been expressly disclosed to and waived or agreed to by the Lender or the Majority Lenders, as applicable**].

DATED this _________ day of __________________, •.

PETROWEST ENERGY SERVICES GENERAL PARTNER LTD.

Per: ______________________________
Name:
Title:

SCHEDULE "G" attached to and forming part of the Credit Agreement made as of November 8, 2006 among Petrowest Energy Services General Partner Ltd., as borrower, Petrowest Construction LP, Petrowest Transportation LP, Petrowest Civil Services LP, Petrowest Services Rentals LP, Petrowest Energy Services Trustee Ltd., Petrowest Services Ltd., Petrowest Energy Services Trust and Petrowest Energy Services Business Trust, as guarantors, The Toronto-Dominion Bank, Alberta Treasury Branches, The Bank of Nova Scotia, as lenders and the other banks and financial institutions from time to time parties hereto as lenders and The Toronto-Dominion Bank, as Agent.

REQUEST FOR OFFER OF EXTENSION

TO: The Toronto-Dominion Bank, as Agent
Loan Syndications - Agency
Royal Trust Tower
18th Floor, 77 King Street West
Toronto, Ontario M5K 1A2

Attention: Vice President Loan Syndications - Agency
Facsimile: (416) 982-5535

Ladies and Gentlemen:

1. Reference is made to the credit agreement made as of November 8, 2006 among Petrowest Energy Services General Partner Ltd., as borrower (the "**Borrower**"), Petrowest Construction LP, Petrowest Transportation LP, Petrowest Civil Services LP, Petrowest Services Rentals LP, Petrowest Energy Services Trustee Ltd., Petrowest Services Ltd., Petrowest Energy Services Trust and Petrowest Energy Services Business Trust, as guarantors, The Toronto-Dominion Bank, Alberta Treasury Branches, The Bank of Nova Scotia and the other financial institutions party thereto, as lenders (the "**Lenders**") and The Toronto-Dominion Bank, as Agent, as amended, supplemented, restated or replaced from time to time (the "**Credit Agreement**"). All terms and expressions used herein but not otherwise defined, shall have the same meanings herein as are ascribed thereto in the Credit Agreement.

We hereby give notice of our request for an offer of extension of the Term Date for a further one year period pursuant to Section 2.5 of the Credit Agreement.

As of the date hereof, there exists no Default or Event of Default **[except those set out below which have been expressly disclosed to and waived or agreed to by the Lenders or the Majority Lenders, as applicable]**.

Yours very truly,

PETROWEST ENERGY SERVICES GENERAL PARTNER LTD.

Per: ____________________________
Name:
Title:

Each of the undersigned hereby agrees to the extension requested herein by the Borrower.

Dated as of the _______ day of ____________________, •.

PETROWEST CONSTRUCTION LP, as Guarantor, by and through its general partner, PETROWEST ENERGY SERVICES GENERAL PARTNER LTD.

By: ______________________________
Name:
Title:

PETROWEST TRANSPORTATION LP, as Guarantor, by and through its general partner, PETROWEST ENERGY SERVICES GENERAL PARTNER LTD.

By: ______________________________
Name:
Title:

PETROWEST CIVIL SERVICES LP, as Guarantor, by and through its general partner, PETROWEST ENERGY SERVICES GENERAL PARTNER LTD.

By: ______________________________
Name:
Title:

PETROWEST SERVICES RENTALS LP, as Guarantor, by and through its general partner, PETROWEST ENERGY SERVICES GENERAL PARTNER LTD.

By: ______________________________
Name:
Title:

PETROWEST ENERGY SERVICES TRUSTEE LTD., as Guarantor

By: ______________________
Name:
Title:

PETROWEST SERVICES LTD., as Guarantor

By: ______________________
Name:
Title:

PETROWEST ENERGY SERVICES TRUST, as Guarantor, by and through its administrator, PETROWEST ENERGY SERVICES GENERAL PARTNER LTD.

By: ______________________
Name: John B. Paul
Title: Chief Financial Officer

PETROWEST ENERGY SERVICES BUSINESS TRUST, as Guarantor, by and through its administrator, PETROWEST ENERGY SERVICES GENERAL PARTNER LTD.

By: ______________________
Name: John B. Paul
Title: Chief Financial Officer

SCHEDULE "H" attached to and forming part of the Credit Agreement made as of November 8, 2006 among Petrowest Energy Services General Partner Ltd., as borrower, Petrowest Construction LP, Petrowest Transportation LP, Petrowest Civil Services LP, Petrowest Services Rentals LP, Petrowest Energy Services Trustee Ltd., Petrowest Services Ltd., Petrowest Energy Services Trust and Petrowest Energy Services Business Trust, as guarantors, The Toronto-Dominion Bank, Alberta Treasury Branches, The Bank of Nova Scotia, as lenders and the other banks and financial institutions from time to time parties hereto as lenders and The Toronto-Dominion Bank, as Agent.

SUBSIDIARIES

	Name	Location
I.	**Petrowest Energy Services General Partner Ltd.**	Grande Prairie, Alberta
II.	**Petrowest Energy Services Business Trust**	Grande Prairie, Alberta
III.	**Petrowest Construction LP**	Grande Prairie, Alberta
IV.	**Petrowest Transportation LP**	Grande Prairie, Alberta
V.	**Petrowest Civil Services LP**	Grande Prairie, Alberta
VI.	**Petrowest Service Rentals LP**	Grande Prairie, Alberta
VII.	**Petrowest Energy Services Trustee Ltd.**	Grande Prairie, Alberta
VIII.	**Petrowest Services Ltd.**	Grande Prairie, Alberta

SCHEDULE "I" attached to and forming part of the Credit Agreement made as of November 8, 2006 among Petrowest Energy Services General Partner Ltd., as borrower, Petrowest Construction LP, Petrowest Transportation LP, Petrowest Civil Services LP, Petrowest Services Rentals LP, Petrowest Energy Services Trustee Ltd., Petrowest Services Ltd., Petrowest Energy Services Trust and Petrowest Energy Services Business Trust, as guarantors, The Toronto-Dominion Bank, Alberta Treasury Branches, The Bank of Nova Scotia, as lenders and the other banks and financial institutions from time to time parties hereto as lenders and The Toronto-Dominion Bank, as Agent.

REAL PROPERTY

NIL

AMENDED AND RESTATED CREDIT AGREEMENT

among

PETROWEST ENERGY SERVICES GENERAL PARTNER LTD.
as Borrower

and

PETROWEST CONSTRUCTION LP, PETROWEST TRANSPORTATION LP, PETROWEST CIVIL SERVICES LP, PETROWEST SERVICES RENTALS LP, PETROWEST ENERGY SERVICES TRUSTEE LTD., PETROWEST SERVICES LTD., PETROWEST ENERGY SERVICES TRUST AND PETROWEST ENERGY SERVICES BUSINESS TRUST
as Guarantors

and

THE TORONTO-DOMINION BANK, ALBERTA TREASURY BRANCHES, THE BANK OF NOVA SCOTIA
and the banks, financial institutions
and others from time to time
parties hereto, as Lenders

and

THE TORONTO-DOMINION BANK
as Lead Arranger and Bookmanager

and

THE TORONTO-DOMINION BANK
as Administration Agent for the Lenders

May 18, 2007

[REDACTED VERSION]

TABLE OF CONTENTS

THIS AMENDED AND RESTATED CREDIT AGREEMENT is made as of the 18th day of May, 2007.

AMONG:

PETROWEST ENERGY SERVICES GENERAL PARTNER LTD.
as Borrower

and

PETROWEST CONSTRUCTION LP, PETROWEST TRANSPORTATION LP, PETROWEST CIVIL SERVICES LP, PETROWEST SERVICES RENTALS LP, PETROWEST ENERGY SERVICES TRUSTEE LTD., PETROWEST SERVICES LTD., PETROWEST ENERGY SERVICES TRUST AND PETROWEST ENERGY SERVICES BUSINESS TRUST
as Guarantors

and

THE TORONTO-DOMINION BANK, ALBERTA TREASURY BRANCHES, THE BANK OF NOVA SCOTIA
and the banks, financial institutions and others from time to time parties hereto, as Lenders

and

THE TORONTO-DOMINION BANK
as administration agent for the Lenders (the "Agent")

WHEREAS, the Borrower, certain Guarantors, the Lenders and the Agent are parties to the credit agreement dated as of November 8, 2006 (the "**Prior Credit Agreement**") pursuant to which the Lenders thereunder made available to the Borrower certain revolving term credit facilities (such credit facilities under the Prior Credit Agreement being referred to as the "**Prior Credit Facilities**") on the terms and subject to the conditions set forth in the Prior Credit Agreement;

AND WHEREAS, the Lenders and the Agent have agreed to restructure the Prior Credit Facilities on the terms and subject to the conditions set forth in this Agreement;

AND WHEREAS, the Lenders wish the Agent to continue to act on their behalf with regard to certain matters contemplated by this Agreement.

NOW THEREFORE, in consideration of the premises and the mutual covenants herein contained, the parties to this Agreement hereby agree as follows:

Article I
DEFINED TERMS

1.1 Defined Terms

In this Agreement, and the Schedules hereto and in all notices given pursuant to this Agreement, unless something in the subject matter or context is inconsistent therewith, the following words and phrases shall have the following meanings:

"**Acceleration Notice**" has the meaning ascribed thereto in Section 9.2.

"**Acquired Companies**" means, collectively, 529805 B.C. Ltd., 921639 Alberta Ltd., Cutbank Transport Ltd., Cutbank Trucking Ltd., Jim Moffat Construction Ltd., LMQ Enterprises Ltd., Quigley Contracting Ltd., Rick's Mechanical Services Ltd. and Tri-Dave Gravel Sales Ltd.

"**Acquisition**" means, at any time, an acquisition (including an acquisition which comprises of a number or series of transactions) by the Trust and/or any Subsidiary of the Trust of Shares in any Person or of any Property, in each case representing an acquisition or the establishment of a business or a portion of a going concern business.

"**Additional Compensation**" has the meaning ascribed thereto in Section 13.14.

"**Advance**" means a borrowing by the Borrower by way of a Prime Rate Advance, a BA Advance, a BA Equivalent Advance or a Letter of Credit/Guarantee Advance and including deemed Advances and Conversions, renewals and Rollovers of existing Advances and any reference relating to the amount of Advances shall mean the sum of the principal amount of all outstanding Prime Rate Advances plus the Face Amount of all outstanding Bankers' Acceptances and BA Equivalent Advances and the Face Amount of all outstanding Letters of Credit/Guarantee.

"**Affiliate**" has the meaning set out in the *Business Corporations Act* (Alberta) as in effect on the date hereof.

"**Agent**" means TD in its capacity as administration agent for the Lenders.

"**Agent's Account**" means the following account maintained by the Agent to which payments and transfers under this Agreement are to be effected:

[REDACTED]

"**Agreed Currency**" has the meaning ascribed thereto in Section 12.1.

"**Agreeing Lenders**" has the meaning ascribed thereto in Section 3.1(b).

"**Agreement**", "**hereof**", "**herein**", "**hereto**", "**hereunder**" or similar expressions mean this Agreement and any Schedules hereto, as amended, supplemented, restated and replaced from time to time.

"**ATB**" means Alberta Treasury Branches and its successors and assigns.

"**Ancillary Facility**" has the meaning ascribed thereto in Section 2.7.

"**Ancillary Facility Lender**" means ATB or such other Lender designated from time to time by the Borrower provided however, the Borrower has notified the Agent and the Lenders of such designation.

"**Anniversary Date**" has the meaning ascribed thereto in Section 3.1(a).

"**Applicable Environmental Laws**" means those Applicable Laws which pertain to the public health or safety, the protection or enhancement of the environment, the Release of materials into the environment or to the manufacture, processing, distribution, use, treatment, storage, disposal, transport, or loading of Hazardous Substances (including without limitation, the *Environmental Protection and Enhancement Act* (Alberta) and the *Canadian Environmental Protection Act* and orders and directives issued thereunder), and further including any condition, restriction, prohibition or requirement contained in a Permit issued pursuant to such Applicable Laws affecting or pertaining to the Borrower, a Guarantor or any of their Property.

"**Applicable Laws**" means, in relation to any Person, transaction or event:

(a) all applicable rules of common law and equity, and all applicable provisions of laws, statutes, rules, policies and regulations of any Governmental/Judicial Body in effect from time to time having force of law; and

(b) all judgments, orders, awards, decrees, official directives, writs and injunctions all having force of law from time to time in effect of any Governmental/Judicial Body in an action, proceeding or matter in which the Person is a party or by which it or its property is bound or having application to the transaction or event.

"**Applicable Margin**" means for any period set forth below, the per annum percentage set forth under such period in the table below:

EBITDA to Funded Debt	Prime Rate	BA Rate Letter of Credit/Guarantee Rate	Commitment Fee Rate
≤ 1.00	**[REDACTED]**	**[REDACTED]**	**[REDACTED]**
> 1.00 ≤ 1.50	**[REDACTED]**	**[REDACTED]**	**[REDACTED]**
> 1.50 ≤ 2.25	**[REDACTED]**	**[REDACTED]**	**[REDACTED]**

Provided that each Applicable Margin set forth above will increase by **[REDACTED]** during the Term Period.

The Funded Debt to EBITDA Ratio shall be determined as of the last day of each Fiscal Quarter, and all interest and fees payable which are based on the Funded Debt to EBITDA Ratio, and a change in Applicable Margin shall take effect as of the first day of the month following the date that the Compliance Certificate is delivered (such adjustment date is referred to herein as the "**Effective Date**"). In the event that the Borrower fails to deliver a Compliance Certificate for any Fiscal Quarter in accordance with the terms of this Agreement, the highest Applicable Margin shall be deemed to be applicable until such Compliance Certificate is delivered. Any resulting change in the fees or the rate of any interest payable hereunder in respect of Prime Rate

Advances and Letter of Credit/Guarantee Advances shall be calculated and applied from and after the Effective Date, with respect to both outstanding and future Prime Rate Advances and Letter of Credit/Guarantee Advances. The change in the Commitment Fee Rate shall also apply from and after the Effective Date. However, there shall be no change to BA Advances, BA Equivalent Advances currently outstanding and charges to the Applicable Margin for BA and BA Equivalent Advances will take effect the earlier of (i) the next Rollover Date and (ii) ninety (90) days following the issuance of the Bankers' Acceptances. The Lenders and the Borrower acknowledge that as of the date hereof the EBITDA to Funded Debt Ratio is ≤ 1.00.

"**Assignment Agreement**" means an agreement in the form of Schedule "J" attached hereto.

"**Available Commitment**" means, at any time for so long as the Commitment has not been terminated, the positive amount at such time by which the Commitment exceeds the aggregate amount of the Outstanding Principal.

"**BA Advance**" means an Advance made by way of Bankers' Acceptance.

"**BA Discount Proceeds**" means, in respect of any Bankers' Acceptance, an amount (rounded to the nearest whole cent with one-half of one cent being rounded-up) determined as of the applicable Drawdown Date, which is equal to:

Face Amount x Price

where "Price" is equal to:

$$\frac{1}{1 + \left(\text{Rate} \times \frac{\text{Term}}{365} \right)}$$

where the "Rate" is the applicable BA Discount Rate expressed as a decimal on the Drawdown Date; the "Term" is the term of such Bankers' Acceptance expressed as a number of days; and the Price as so determined is rounded up or down to the fifth decimal place with .000005 being rounded-up.

"**BA Discount Rate**" means, in respect of a BA Advance: (i) for a Lender that is listed in Schedule I to the *Bank Act* (Canada), the arithmetic average of the discount rates for Canadian Dollar bankers' acceptances as quoted on the CDOR page of Reuter Money Monitor Rates Service (or such other page as may, from time to time, replace such page on that service for the purpose of displaying quotations for bankers' acceptances accepted by leading Canadian financial institutions) at approximately 10:00 a.m. (Toronto time) on such Drawdown Date for the purchase of bankers' acceptances having a comparable maturity date as the maturity date of such Bankers' Acceptances; or, if such rate is not available at or about such time, the average of the bankers' acceptance rates (expressed to five decimal places) as quoted to the Agent by the Schedule I BA Reference Lenders as of 10:00 a.m. (Toronto time) on such Drawdown Date for the purchase by such Schedule I BA Reference Lenders of bankers' acceptances having a comparable maturity date as the maturity date of such Bankers' Acceptance (the "**CDOR Rate**"); and (ii) for a Lender that is not listed in Schedule I to the *Bank Act* (Canada), the rate established by the Agent to be the lesser of (A) the CDOR Rate plus 10 Basis Points; and (B) the rate (expressed to five decimal places) as quoted to the Agent by such Lender as of 10:00 a.m. (Toronto time) on such Drawdown Date as its discount rate for Canadian Dollar bankers'

acceptances' having a comparable maturity date as the maturity date of such Bankers' Acceptances.

"**BA Equivalent Advance**" has the meaning ascribed thereto in Section 6.8(b).

"**BA Interest Period**" has the meaning ascribed thereto in Section 6.7(a).

"**BA Lender**" means any Lender which is a bank named on Schedule I, Schedule II or Schedule III to the *Bank Act* (Canada) and which stamps and accepts Bankers' Acceptances.

"**BA Rate**" means from time to time, in respect of a BA Advance or a BA Equivalent Advance, the applicable rate per annum indicated below the reference to "BA Rate" in the definition of "Applicable Margin".

"**Bankers' Acceptance**" means a non-interest bearing draft in Canadian Dollars drawn by the Borrower and accepted by a BA Lender pursuant to this Agreement.

"**Bankers' Acceptance Stamping Fee**" means the amount calculated by multiplying the Face Amount of a Bankers' Acceptance by the applicable BA Rate, and then multiplying the result by a fraction, the numerator of which is the number of days to elapse from and including the date of acceptance of such Bankers' Acceptance by a Lender up to but excluding the maturity date of such Bankers' Acceptance, and the denominator of which is 365.

"**Banking Day**" means a day on which banks are generally open for domestic and foreign exchange business in Calgary, Alberta and Toronto, Ontario but does not in any event include a Saturday or Sunday or statutory holiday in Alberta or Ontario.

"**Basis Points**" means one-hundredth of one percent.

"**BNS**" means The Bank of Nova Scotia, and its successors and assigns.

"**Borrower**" means Petrowest Energy Services General Partner Ltd., a corporation incorporated under the laws of the Province of Alberta, and its successors and permitted assigns.

"**Borrower's Account**" means, in respect of any Advance, the account or accounts maintained by the Borrower at Suite 910, 333 - 7th Avenue S.W., Calgary, Alberta T2P 2Z1 or such other branch in Canada as the Borrower may from time to time notify the Agent of Borrower.

"**Business Deed of Trust**" means the deed of trust dated August 29, 2006, pursuant to which the Business Trust was established, as the same may be amended, supplemented or restated from time to time.

"**Business Notes**" means the notes issued pursuant to the Note Indenture.

"**Business Trust**" means Petrowest Energy Services Business Trust, an unincorporated, open-ended, limited purpose trust established under and governed by the laws of the Province of Alberta pursuant to the Business Deed of Trust.

"**Canadian Dollars**", "**Cdn. Dollars**", "**Cdn. $**" and "**$**" mean lawful money of Canada.

"**Capital Assets**" means property or assets that would, in accordance with GAAP, be determined to be fixed or capital property or assets.

"**Capital Expenditure Budget**" means a budget of Capital Expenditures for a Fiscal Year, to be delivered to and approved by the Lenders, as contemplated by Section 8.2(e).

"**Capital Expenditures**" means any expenditures for the acquisition of any Capital Assets and any Maintenance Capex expenditures.

"**Capital Lease**" means any lease, license or similar transaction determined as a capital lease in accordance with GAAP, or any sale and lease back transaction or any other lease (whether a synthetic lease or otherwise) other than any lease that would in accordance with GAAP be determined to be an operating lease.

"**Capitalization**" means as at the last day of each Fiscal Quarter and as determined in accordance with GAAP on a consolidated basis for the Trust, the aggregate of Unitholder Equity and Funded Debt for the Trust.

"**Cash Taxes**" means for any Person for any period, the amount of all income taxes (including federal and provincial income taxes) and other taxes payable by such Person on its net taxable income or its capital for such period (which for greater certainty, does not include future taxes).

"**CDOR Rate**" has the meaning ascribed thereto in the "BA Discount Rate" definition.

"**Civil LP**" means Petrowest Civil Services LP, a limited partnership established under the laws of the Province of Alberta, and its successors and permitted assigns.

"**Closing Date**" means May 18, 2007 (or such other date to which the Lenders and the Borrower have agreed).

"**Collateral**" means cash, a bank draft or a Letter of Credit/Guarantee issued by a chartered bank referred to in Schedule I of the *Bank Act* (Canada), all in a form satisfactory to the Agent, acting reasonably.

"**Commitment**" means the agreement, subject to the terms hereof, of all of the Lenders to provide Advances to the Borrower, in the maximum amount for each Lender as set out on Schedule A to this Agreement (which shall be amended and distributed to all Parties by the Agent from time to time as other Persons become Lenders or the commitments of current or future Lenders are hereafter assigned, modified, cancelled, reduced, increased or otherwise changed pursuant to the provisions of this Agreement), as set out herein not exceeding in aggregate Outstanding Principal equal to, at any time, $120,000,000 or such lesser amount after giving effect to the reductions of the Credit Facility referred to in Section 3.4.

"**Commitment Fees**" means the Syndicated Facility Commitment Fees and the Working Capital Facility Commitment Fees or either one of them as the context may require.

"**Commitment Fee Rate**" means from time to time, the per annum percentage equal to the applicable percentage rate per annum indicated below the reference to "Commitment Fee Rate" in the definition of "Applicable Margin".

"**Compliance Certificate**" means the certificate of the Borrower and the Trust required pursuant to Section 8.2(d), a form of which is attached hereto as Schedule B.

"**Consolidated Current Assets**" means, at the end of a Fiscal Quarter, the aggregate amount of current assets of the Trust, the Borrower and the Guarantors, prepared and calculated in accordance with GAAP.

"**Consolidated Net Current Liabilities**" means, at the end of a Fiscal Quarter, the aggregate amount of current liabilities of the Trust, the Borrower and the Guarantors, prepared and calculated in accordance with GAAP, excluding the current portion of Long-Term Debt.

"**Consolidated Total Assets**" means the net book value of the total assets of the Trust, determined on a consolidated basis in accordance with GAAP.

"**Constating Documents**" means, with respect to a corporation, its articles of incorporation, amalgamation or continuance or other similar document and its by-laws, with respect to a partnership, its partnership agreement and its certificate of registration, or other similar document, with respect to a limited partnership, its limited partnership agreement and its certificate of registration, or other similar document and with respect to a trust or a fund, its declaration of trust and its certificate of registration, or other similar document, all as amended from time to time.

"**Construction LP**" means Petrowest Construction LP, a limited partnership established under the laws of the Province of Alberta, and its permitted successors and assigns.

"**Contracts**" means agreements, franchises, leases, licenses, privileges and other rights acquired from Persons.

"**Conversion**" means a conversion or deemed conversion of one type of Advance into another type of Advance, pursuant to this Agreement and "**Converted**" and "**Convert**" have corresponding meanings.

"**Conversion Date**" means the date specified by the Borrower as being the date on which the Borrower has elected (or the date on which it is deemed to have elected) to effect a Conversion and which shall be a Banking Day.

"**Conversion Notice**" means a notice requesting a Conversion hereunder substantially in the form of Schedule C.

"**Credit Documents**" means this Agreement, the Security, and the agreements, guarantees, certificates, instruments, Drawdown Notices, Conversion Notices, Rollover Notices, Repayment Notices and all other documents delivered or to be delivered to or for the benefit of the Agent or Lenders pursuant hereto or thereto.

"**Credit Facility**" means the revolving term credit facility to be made available to the Borrower during the Revolving Period in a principal amount not to exceed the total Commitment, and the non-revolving reducing credit facility to be made available to the Borrower during the Term Period on the terms and conditions set out in this Agreement, which for greater certainty includes the Syndicated Facility and the Working Capital Facility;

"**Credit Parties**" means the Borrower, the Trust, Business Trust and the Guarantors and "**Credit Party**" means any one of them.

"**Currency Hedge Agreements**" means all present and future agreements, whether in the form of an ISDA Master Agreement, a futures contract, a swap, a forward rate, currency exchange

contract or otherwise, entered into for or in connection with a forward rate, currency swap or currency exchange and other similar currency-related transactions, the purpose and effect of which are typically to manage, mitigate or eliminate currency exchange rate risk.

"**Current Ratio**" means, at the end of a Fiscal Quarter, in respect of the Trust the ratio of Consolidated Current Assets to Consolidated Net Current Liabilities.

"**DBNA**" means the *Depository Bills and Notes Act* (Canada).

"**Deed of Trust**" means the deed of trust dated July 6, 2006, pursuant to which the Trust was established, as the same may be amended, supplemented or restated from time to time.

"**Default**" means any event which with the giving of notice or the passage of time, or both, would constitute an Event of Default.

"**Dissenting Lender**" has the meaning ascribed thereto in Section 11.4.

"**Distribution**" means:

(a) any declaration or payment of dividends, royalties, distributions, fees or management fees of any kind directly or indirectly to any direct or indirect holder of Shares of any Person, including without limitation with respect to the Trust, any payment made to any Unitholder;

(b) any repurchase, retraction or redemption of Shares for cash or Property;

(c) any repayment by a Person of any amount of principal, interest or other amounts in respect of any indebtedness owed to a direct or indirect holder of Shares of such Person or to any Affiliate of such holder of Shares or such Person, including without limitation any Unitholder;

(d) any loan or advance that is made by a Person to or in favour of a direct or indirect holder of Shares in such Person, to an Affiliate of such holder or to an Affiliate of such Person, including without limitation with respect to the Trust, any such payment made to any Unitholder, except to the extent to which any such loan or advance is immediately used to subscribe for shares of such Person; or

(e) the transfer by a Person of any of its property or assets for consideration of less than fair market value thereof, to any direct or indirect holder of Shares in such Person, to an Affiliate of such holder or to any Affiliate of such Person, including without limitation with respect to the Trust, any such transfer to any Unitholder.

"**Draft**" means in relation to a Bankers Acceptance, a depository bill within the meaning of the DBNA in the form required by a BA Lender, drawn by the Borrower in connection with a BA Advance.

"**Drawdown Date**" means the date, which shall be a Banking Day, of any Advance.

"**Drawdown Notice**" means a notice requesting an Advance hereunder substantially in the form annexed hereto as Schedule D.

"**EBITDA**" means, with respect to the Trust for any period, the consolidated net income of the Trust, the Borrower and the Guarantors for such period determined in accordance with GAAP (excluding non-cash income and expenses and extraordinary items), plus, to the extent deducted in determining such net income, the following:

(a) income taxes;

(b) Interest Expense in respect of such period; and

(c) depreciation and amortization expenses.

For the purpose of this Agreement, where EBITDA is required to be determined for any four quarterly periods, EBITDA shall be equal to the aggregate of the EBITDA for the most recently completed four Fiscal Quarters. The parties hereto acknowledge and agree that since the Trust was only organized in September 2006, and does not have actual financial information from pre-existing operations to calculate four full Fiscal Quarters of EBITDA, that historical EBITDA from the Acquired Companies (as defined in the Prior Credit Agreement) and the Acquired Companies will be used to calculate EBITDA under this Agreement until such actual financial information is obtained. To the extent the Trust has, during the four Fiscal Quarters ending on the last day of the most recently completed Fiscal Quarter, made any acquisition of any material property, the Trust may be entitled, at the sole discretion of the Lenders, to include in EBITDA for such period a calculation of "EBITDA" for such acquisition taking into account the operation of such acquired property for that part of such period prior to its date of acquisition based on historical cost and revenue information, provided that the calculation of the amount of any such inclusion has first been approved in writing by the Lenders.

"**Encumbrance**" means any mortgage, debenture, pledge, hypothec, lien, charge, assignment by way of security, title retention, consignment, lease, hypothecation, security interest or other security agreement or trust, right of set-off or other arrangement having the effect of security for the payment of any debt, liability or obligation and "Encumbrances", "Encumbrancer", "Encumber" and "Encumbered" shall have corresponding meanings.

"**Event of Default**" has the meaning defined in Section 9.1.

"**Exchange Rate**" means, on any day, with respect to the exchange of one currency (the "**First Currency**") into another currency (the "**Other Currency**"), the noon spot rate of the Agent on that day for purchases of the First Currency with the Other Currency, or if such rate is not or has not yet been quoted on such day, the last preceding noon spot rate of the Agent.

"**Existing BAs**" means all Bankers' Acceptances and Notional Bankers' Acceptances accepted by a Lender at the request of the Borrower pursuant to the Prior Credit Agreement, and which are outstanding on the date hereof.

"**Existing Hedge Agreements**" means all Currency Hedge Agreements and Interest Rate Hedge Agreements entered into by the Borrower with a Hedge Provider prior to the date hereof, and which remain outstanding on the date hereof.

"**Existing Letters of Credit/Guarantee**" means all Letters of Credit/Guarantee issued by a Lender at the request of the Borrower pursuant to the Prior Credit Agreement, and which remain outstanding on the date hereof.

"**Face Amount**" means:

(a) in respect of a Bankers' Acceptance, the amount payable to the holder thereof on its maturity;

(b) in respect of a Notional Bankers' Acceptance, the amount payable to the Non BA Lender on the maturity thereof; and

(c) in respect of a Letter of Credit/Guarantee, the maximum amount which the Working Capital Lender is contingently liable to pay the beneficiary thereof.

"**Facilities**" means the Syndicated Facility, the Working Capital Facility, the Ancilliary Facility and the Hedge Facility and "**Facility**" means any of them.

"**Financial Statements**" means financial statements as at a specified date and for the period then ended and shall include a balance sheet, statement of earnings, statement of changes in shareholders', partners' or unitholders' (as the case may be) equity, statement of cash flows and application of funds, together with comparative figures in each case (where a comparative period on an earlier statement exists), all prepared, maintained and stated on a consolidated basis, in accordance with GAAP applied consistently.

"**First-Ranking Security Interest**" in respect of any Property means an Encumbrance in such Property which is registered where necessary or desirable to record and perfect the charges contained therein and which ranks in priority to all other Encumbrances except for any Permitted Encumbrances which may have priority in accordance with this Agreement or Applicable Law.

"**Fiscal Quarter**" means the three month period commencing on the first day of each Fiscal Year and each successive three (3) month period thereafter during such Fiscal Year.

"**Fiscal Year**" means the fiscal year of the Borrower ending on December 31 of each year, or such other fiscal year of the Borrower as agreed to by the Agent.

"**Fixed Charge Coverage Ratio**" means, the ratio of:

(a) EBITDA of the Trust, for its most recently completed four Fiscal Quarters minus (A) Unfinanced Capital Expenditures, and (B) Cash Taxes, to;

(b) Total Debt Service for such period plus the amount of all Distributions paid by a Credit Party to any Person other than another Credit Party; provided however, for the purposes of determining the "**Fixed Charge Coverage Ratio**", Distributions shall not include Distributions by the Trust to Unitholders that are re-invested in the Trust by such Unitholders in accordance with the "Distribution Re-Investment Plan" maintained by the Trust from time to time.

"**Funded Debt**" means, with respect to any Person, without duplication:

(a) money borrowed (including, without limitation, by way of overdraft) or indebtedness represented by notes payable and drafts accepted representing extensions of credit;

(b) bankers' acceptances and similar instruments;

(c) letters of credit, letters of guarantee and surety bonds issued at the request of such Person;

(d) all obligations (whether or not with respect to the borrowing of money) that are evidenced by bonds, debentures, notes or other similar instruments, including without limitation, any indebtedness or liabilities of such Person that may be satisfied by the delivery of Shares of such Person to the holder thereof or to another Person on behalf of the holder, or that are not so evidenced but that would be considered by GAAP to be indebtedness for borrowed money;

(e) all redemption obligations and mandatory dividend obligations of such Person with respect to any Shares issued by such Person and which are by their terms or pursuant to any contract, agreement or arrangement:

(i) redeemable, retractable, payable or required to be purchased or otherwise retired or extinguished, or convertible into Funded Debt of such Person (A) at a fixed or determinable date, (B) at the option of any holder thereof, or (C) upon the occurrence of a condition not solely within the control and discretion of such Person, or

(ii) convertible into any other Shares described in (i) above;

(f) all obligations as lessee under sale and lease-back transactions and Capital Leases;

(g) all Purchase Money Obligations of such Person; and

(h) any guarantee or indemnity (other than by endorsement of negotiable instruments for collection or deposit in the ordinary course of business) in any manner of any part or all of an obligation included in items (a) through (g) above;

but excluding for greater certainty future income Taxes and trade payables.

"**Funded Debt to Capitalization Ratio**" means at any time, the ratio of:

(a) Funded Debt of the Trust at the end of its most recently completed Fiscal Quarter, determined on a consolidated basis;

(b) to the Capitalization of the Trust on the last day of its most recently completed Fiscal Quarter.

"**Funded Debt to EBITDA Ratio**" means at any time, the ratio of:

(a) the Funded Debt of the Trust, at the end of its most recently completed Fiscal Quarter, determined on a consolidated basis; to

(b) the EBITDA of the Trust for its most recently completed four Fiscal Quarters.

"**GAAP**" means generally accepted accounting principles which are in effect from time to time in Canada, as published in the Handbook of the Canadian Institute of Chartered Accountants, applied on a consistent basis.

"**General Partner**" means the Borrower, in its capacity as general partner of each of Construction LP, Transportation LP, Civil LP and Rentals LP.

"**Governmental/Judicial Body**" means:

(a) any government, parliament or legislature, any regulatory or administrative authority, agency, commission or board and any other statute, rule or regulation making entity having jurisdiction in the relevant circumstances,

(b) any Person acting within and under the authority of any of the foregoing or under a statute, rule or regulation thereof, and

(c) any judicial, administrative or arbitral court, authority, tribunal or commission having jurisdiction in the relevant circumstances.

"**Guarantee**" means any guarantee, undertaking to assume, endorsement (other than the routine endorsement of cheques in the ordinary course of business), contingent agreement to purchase, repurchase or to provide funds for the payment of any obligation of any other Person or any other agreement, instrument or document under which a Person otherwise directly or indirectly becomes liable: (i) in respect of any obligation of any other Person, (ii) to maintain the solvency or any balance sheet or other financial condition of any other Persons (including keep-well covenants), or (iii) to make payment for any products, materials or supplies, or for any transportation or services regardless of the non-delivery or non-furnishing thereof, in any case, if the purpose or intent of such agreement is to provide assurance that such obligations will be paid or performed, or that agreements relating thereto will be complied with, or that the holder of such obligations will be protected against non-payment or non-performance in respect thereof; provided that the amount of each Guarantee shall be deemed to be the amount of the obligation guaranteed thereby unless the Guarantee is limited to a determinable amount, in which case the amount of such Guarantee shall be deemed to be the lesser of such determinable amount and the amount of such obligation.

"**Guarantors**" means, collectively, the Trust, Business Trust, each Material Subsidiary and each other subsidiary of the Borrower, of the Trust and Business Trust that guarantees payment of the Obligations by executing and delivering the applicable Security in accordance with Section 4.6 hereof and their respective successors and assigns.

"**Hazardous Materials**" means any hazardous substance or any pollutant or contaminant, toxic or dangerous waste, substance or material, as defined in or regulated by any Applicable Law, regulation or governmental authority from time to time, including, without limitation, asbestos and polychlorinated biphenyls.

"**Hedge Agreement**" means an Interest Rate Hedge Agreement or a Currency Hedge Agreement.

"**Hedge Facility**" is defined in Section 2.6.

"**Hedge Provider**" means initially TD, ATB and BNS, as the provider of the Hedge Facility or any Lender or Affiliate of any Lender which may enter into Hedge Agreements with the Borrower from time to time and for greater certainty, "**Hedge Provider**" includes a person that is a Lender (or an Affiliate of a Lender) at the time the Hedge Agreement is entered into but thereafter ceases to be a Lender (or Affiliated with a Lender).

"**Hostile Acquisition**" means an unsolicited offer to acquire the Shares of any Person that are publicly traded, or other acquisition of Shares of any Person that are publicly traded, where the

board of directors or the equivalent of such Person, has not approved such acquisition nor recommended the approval of such acquisition to the holders of such Shares.

"**IPO**" means the initial public offering of the Units pursuant to the Prospectus.

"**Indebtedness**" means, with respect to any Person, indebtedness created, incurred, assumed or guaranteed by such Person, whether absolute or contingent including all Funded Debt, any obligation arising in respect of any swap or similar obligation and all liabilities which in accordance with GAAP would appear on the liability side of a balance sheet of such Person prepared as at such time, except items of capital, retained earnings, surplus or future tax reserves.

"**Interest Expense**" means, with respect to any Person for any period, without duplication, interest expense of such Person calculated on a consolidated basis and in accordance with GAAP as the same would be set forth or reflected in a consolidated statement of earnings of such Person and, in any event and without limitation, shall include:

(a) all interest accrued or payable in respect of such period;

(b) all fees (including Letter of Credit/Guarantee, guarantee, commitment and bankers' acceptances fees) accrued or payable in respect of such period, prorated (as required) over such period;

(c) any difference between the face amount and the discount proceeds of any bankers' acceptances, commercial paper and other obligations issued at a discount, prorated (as required) over such period; and

(d) the interest component of Capital Lease obligations.

For the purpose of calculating the Total Debt Service of the Trust, the Borrower and the Guarantors at the end of each of its first three Fiscal Quarters, such Total Debt Service shall be annualized by multiplying (i) the Total Debt Service of the Trust, the Borrower and the Guarantors for the first Fiscal Quarter of the Trust by four, (ii) the Total Debt Service of the Trust, the Borrower and the Guarantors for the first two Fiscal Quarters of the Trust by two, and (iii) the Total Debt Service of the Trust, the Borrower and the Guarantors for the first three Fiscal Quarters of the Trust by four and dividing the product thereof by three.

"**Interest Payment Date**" means, with respect to Prime Rate Advances subject to Section 13.22, the third Banking Day after the end of each calendar month.

"**Interest Rate Hedge Agreements**" means all present and future agreements, whether in the form of an ISDA Master Agreement, a futures contract, a swap transaction, an interest rate option, a cap transaction, floor transaction, collar transaction or otherwise, typically entered into for managing, mitigating or eliminating risks relating to interest rate fluctuations.

"**Investment**" means any loan or other extension of credit (including the provision of Guarantees but excluding the provision of trade credit in the ordinary course) or capital contribution (including a transfer of property) to, or acquisition of any Shares, bonds, notes, debentures or other securities of, any Person that does not constitute an Acquisition, and "**Invest**" and "**Invested**" shall be construed accordingly.

"**Judgment Currency**" has the meaning ascribed thereto in Section 12.1.

"**Lenders**" means the financial institutions from time to time parties to this Agreement as lenders, including the Working Capital Lender, the Syndicated Facility Lenders, the Ancillary Facility Lender and the Hedge Providers, and "**Lender**" means any one of them.

"**Letter of Credit/Guarantee**" means a commercial letter of credit or letter of guarantee (in each case in a form acceptable to the Working Capital Lender) in Canadian Dollars issued by the Working Capital Lender at the request and for the account of the Borrower pursuant to this Agreement.

"**Letter of Credit/Guarantee Advance**" means an Advance under this Agreement by the issuance of a Letter of Credit/Guarantee by the Working Capital Lender, at the request of the Borrower.

"**Letter of Credit/Guarantee Fee**" means, at any time, in respect of each Letter of Credit/Guarantee issued hereunder, a fee, calculated in respect of the Face Amount thereof on the basis of a 365 day year, for the period from the date of issue thereof to the expiry date thereof at a rate per annum equal to the Applicable Margin for the applicable Letter of Credit/Guarantee Advance.

"**Letter of Credit/Guarantee Limit**" means the maximum aggregate Face Amount of the issued and outstanding Letters of Credit/Guarantee issued by the Working Capital Lender on behalf of the Borrower under this Agreement. As of the date hereof, the Letter of Credit/Guarantee Limit is $5,000,000.

"**Letter of Credit/Guarantee Rate**" means from time to time the per annum rate of interest equal to the applicable percentage rate per annum indicated below the reference to "Letter of Credit/Guarantee Rate" in the definition of "Applicable Margin".

"**Long Term Debt**" means, on any particular date, the consolidated indebtedness of the Trust which is not due within one (1) year after such date.

"**Maintenance Capex**" means expenditures for the maintenance, repair, restoration or other preservation of the property or assets of the Trust on a consolidated basis, that are, in accordance with GAAP, classified as capital expenditures.

"**Majority Lenders**" means:

(a) where there is only one (1) Lender, such Lender; and

(b) where there are two (2) or more Lenders, (i) 100% on issues related to Applicable Margin, the Commitment, term, Security and mandatory prepayment, and (ii) those Lenders to whom there is owing 66-2/3% or more of the Commitment on all other issues.

"**Material Adverse Effect**" means any such matter, event or circumstance that individually or in the aggregate could, in the opinion of the Lenders, acting reasonably, be expected to have a material adverse effect on:

(a) the business, financial condition, operations, property, assets or undertaking of the Credit Parties;

(b) the ability of the Credit Parties to pay and perform their Obligations in accordance with this Agreement or any of the Security;

(c) the validity or enforceability of this Agreement or any other Credit Document;

(d) the rights and remedies of the Agent and the Lenders under the Credit Documents; or

(e) the priority ranking of any of the Encumbrances granted by the Security or the rights or remedies intended or purported to be granted to the Agent and the Lenders under or pursuant to the Security, other than Encumbrances that the Agent and the Lenders in their reasonable discretion, considers immaterial or duplicative.

"**Material Subsidiary**" means, at any time, any direct or indirect Subsidiary of the Trust: (i) whose total assets constitute more than 5% of the book value of the total assets of the Trust determined on a consolidated basis in accordance with GAAP, (ii) whose total revenue in any consecutive 12 month period constitutes more than 5% of the consolidated revenue of the Trust for the then preceding consecutive 12 month period, or (iii) who has guaranteed the Obligations of the Borrower and provided the applicable Security in accordance with Section 4.6 hereto to the Agent. As of the date hereof, the Material Subsidiaries are Construction LP, Transportation LP, Civil LP, Rentals LP, Business Trust, Petrowest Energy Services Trustee Ltd. and Petrowest Services Ltd.

"**Non-Agreeing Lender**" has the meaning ascribed thereto in Section 3.1(c).

"**Non-Agreeing Lender Term Date**" means with respect to a Non-Agreeing Lender, November 7, 2007 or such later date as the Non-Agreeing Lender has agreed to extend the maturity date of its Commitment pursuant to Section 3.1.

"**Non-Agreeing Lender Quarterly Reduction Date**" means for a Non-Agreeing Lender, the last Banking Day in each of the 3rd , 6th, 9th, 12th, 15th, 18th and 24th calendar months following the month in which the Non-Agreeing Lender Term Date occurs.

"**Non-Agreeing Lender Stated Maturity Date**" means with respect to a Non-Agreeing Lender, the date which is two (2) years after the applicable Non-Agreeing Lender Term Date.

"**Non BA Lender**" means a Lender which is not permitted by Applicable Law or by customary market practices to stamp, for purposes of subsequent sale, or accept, a Bankers' Acceptance.

"**Note Indenture**" means the note indenture dated August 29, 2006 made between Business Trust as issuer and Valiant Trust Company of Canada as trustee thereunder providing for the issuance by Business Trust of the Business Notes.

"**Notice**" has the meaning ascribed thereto in Section 13.8.

"**Notional Bankers' Acceptances**" has the meaning ascribed thereto in Section 6.8(b).

"**Obligations**" means, at any time: (i) all direct and indirect, contingent and absolute obligations and liabilities of the Credit Parties (and each of them) to the Agent and the Lenders under or in connection with this Agreement and the Security (specifically including for greater certainty all guarantees provided hereunder) at such time, specifically including the Outstanding Principal, all

accrued and unpaid interest thereon, and all fees, expenses and other amounts payable pursuant to this Agreement and the Security; plus (ii) the obligations under the Hedge Agreements (if any) at such time, and (iii) the obligations under the Ancillary Facility (if any) at such time; except that if otherwise specified or required by the context, "Obligations" shall mean any portion of the foregoing.

"**Offer of Extension**" means a written offer by the Agent, on behalf of the Agreeing Lenders, to the Borrower to extend the Maturity Date to a date up to one year from the next succeeding Anniversary Date, and setting forth the terms and conditions, if any, on which such extension is offered by the Agreeing Lenders and may be accepted by the Borrower.

"**Original Closing Date**" means November 8, 2006.

"**Outstanding Principal**" means, at any time, whether during the Revolving Period, the Term Period or otherwise, the sum of the aggregate principal amount of all Prime Rate Advances, the Face Amount of all BA Advances, BA Equivalent Advances and Letter of Credit/Guarantee Advances.

"**Partnerships**" means Construction LP, Transportation LP, Civil LP and Rentals LP and each, a "**Partnership**".

"**Party**" means each Person that has executed this Agreement and each Person that subsequently becomes a Lender hereunder and "**Parties**" means all of them; provided however, a Lender shall cease to be a Party upon the repayment to such Lender of all Obligations owed to it hereunder and the cancellation or termination of the Commitment of such Lender in accordance with this Agreement.

"**Permits**" means governmental licenses, authorizations, consents, registrations, exemptions, permits and other approvals required by Applicable Law.

"**Permitted Encumbrances**" means, with respect to any Person, the following:

(a) Encumbrances for taxes, rates, assessments or other governmental charges or levies not yet due (or if overdue are being contested by such Person diligently and in good faith by appropriate proceedings);

(b) Purchase Money Security Interests to the extent the Purchase Money Obligations secured thereby constitute Permitted Indebtedness;

(c) inchoate Encumbrances imposed or permitted by laws such as garagemens' liens, carriers' liens, builders' liens, materialmens' liens and other liens, privileges or other charges of a similar nature which relate to obligations not due or delinquent or if due or delinquent are being contested by such Person diligently and in good faith by appropriate proceedings;

(d) Encumbrances to secure its assessments or current obligations which are not at the time overdue or otherwise dischargeable by the payment of money, and which are incurred in the ordinary course of its business under workers' compensation laws, unemployment insurance or other social security legislation or similar legislation, provided that such Encumbrances are in amounts commensurate with such current obligations;

(e) Encumbrances or any rights of distress reserved in or exercisable under any lease or sublease to which it is a lessee which secure the payment of rent or compliance with the terms of such lease or sublease, provided that such rent is not then overdue and it is then in compliance in all material respects with such terms;

(f) the right reserved to or vested in any Governmental/Judicial Body by the terms of any lease, license, grant or Permit or by any statutory or regulatory provision to terminate any such lease, license, grant or permit or to require annual or other periodic payments as a condition of the continuance thereof;

(g) the Security;

(h) provided the provisions of Section 8.2(f) have been complied with (if applicable), Encumbrances relating to Permitted Indebtedness described in paragraphs (c) and (d) of the definition of Permitted Indebtedness including, in respect of Permitted Indebtedness relating to operating leases or Capital Leases, Encumbrances securing an interest in the equipment subject to such leases and the proceeds relating to such equipment including, in the case of equipment that is leased by a Credit Party to its customers, the receivables owing by such customer to the Credit Party; and

(i) other Encumbrances agreed to in writing by the Lenders;

provided that in each case where it is contesting any obligations, taxes or assessments as contemplated herein, such Encumbrances shall only be Permitted Encumbrances (A) if such Person establishes to the satisfaction of the Lenders (acting reasonably) a sufficient reserve for, or if requested by the Lenders, deposits with a court of competent jurisdiction or the assessing authority, or to such other Person as is acceptable to the Lenders, acting reasonably, sufficient funds or a surety bond, for the total amount claimed to be secured by such Encumbrances, where the application of such reserve, funds or bond would result in their discharge, and (B) for so long as such contestation effectively postpones the enforcement of the rights of the holder thereof.

"**Permitted Indebtedness**" means:

(a) trade payables of the Credit Parties (which for greater certainty shall not include any Funded Debt owed to any Person, other than another Credit Party) incurred in the ordinary course of business, provided that such Indebtedness is classified as a current liability on the Financial Statements;

(b) all Indebtedness of the Borrower to the Agent, the Lenders, the Ancillary Facility Lender and the Hedge Providers under this Agreement or under or secured by any Credit Document, and including for greater certainty, under the Ancillary Facility and the Hedge Facility;

(c) Indebtedness under operating leases in respect of equipment provided that the net present value (using a discount rate acceptable to the Lenders acting reasonably) of all obligations thereunder does not exceed **[REDACTED]**;

(d) Funded Debt, including Funded Debt under Capital Leases and Purchase Money Obligations, up to the maximum aggregate principal amount of **[REDACTED]** provided that amounts attributable to the Acquired Companies shall be excluded until such date that is 60 days subsequent to the date hereof;

(e) Indebtedness (including Funded Debt) owed by the Borrower to a Guarantor or by a Guarantor to the Borrower or another Guarantor; and

(f) such other Indebtedness of the Borrower which the Agent, acting on instructions of the Majority Lenders, has consented to in writing.

"**Permitted Lender Hedge**" means an Interest Rate Hedge Agreement or Currency Hedge Agreement between the Borrower and a Hedge Provider, permitted by the provisions of this Agreement.

"**Person**" means any individual, corporation, company, partnership, unincorporated association, trust, joint venture, estate or other judicial entity or any governmental body.

"**Prime Rate**" means, for any day, the greater of (a) the rate of interest per annum established from time to time by the Agent as the reference rate of interest for the determination of interest rates that the Agent will charge to customers in Canada for Canadian Dollar loans in Canada and designated as its "prime rate"; and (b) the rate of interest per annum equal to the average annual yield rate for one month Canadian Dollar bankers' acceptances which rate is shown on the display referred to as the "CDOR Page" (or any display sustained therefore of Reuter Monitor Money Rates Service at 10:00 a.m. (Toronto time) on such day or, if such day is not a Banking Day, on the immediately preceding Banking Day, plus **[REDACTED]** per annum.

"**Prime Rate Advance**" means an Advance in Canadian Dollars bearing interest based on the Prime Rate Advance Rate and includes deemed Prime Rate Advances provided for in Sections 6.10 and 6.20 and any Advances effected by the Borrower maintaining an overdraft in Canadian Dollars in the Borrower's Account.

"**Prime Rate Advance Rate**" means the per annum rate of interest equal to the Prime Rate plus, the applicable percentage rate per annum indicated below the reference to "Prime Rate Margin" in the definition of "Applicable Margin".

"**Proceeds of Realization**", in respect of the Security or any portion thereof, means all amounts received by the Agent and any Lender in connection with:

(a) any realization thereof, whether occurring as a result of enforcement or otherwise;

(b) any sale, expropriation, loss or damage or other disposition of Property or any portion thereof; and

(c) the bankruptcy, receivership or winding-up of any Credit Party or any other distribution of their assets to creditors,

together with all other amounts which are expressly deemed to constitute Proceeds of Realization in this Agreement.

"**Prospectus**" means the final prospectus dated August 28, 2006 with respect to the initial public offering of the Units.

"**Property**" means, with respect to any Person, all or any portion of its undertaking, property and assets.

"**Proportionate Share**" means in respect of each Lender from time to time:

(a) in the context of any Lender's obligation to make Advances under the Syndicated Facility, such Lender's Commitment to make Advances under such Facility divided by the aggregate amount of all Lenders' Syndicated Commitments to make Advances under such Facility;

(b) in the context of any Lender's entitlement to receive payments of principal, interest or fees under the Credit Facility, the Outstanding Principal due to such Lender under such Credit Facility divided by the aggregate amount of the Outstanding Principal due to all Lenders under such Facility; and

(c) with respect to the Obligations owed to all of the Lenders on and after the Stated Maturity Date or upon the acceleration of the Obligations pursuant to Section 9.2, the percentage of the Obligations owed to the Lender under this Agreement and the other Credit Documents, determined by dividing the amount of the Obligations owed to the Lender under this Agreement and the other Credit Documents by the aggregate of all of the then outstanding Obligations owed by the Borrower to all of the Lenders under this Agreement and the other Credit Documents.

"**Purchase Money Obligations**" means any indebtedness incurred, assumed or owed by a Person as all or part of, or incurred or assumed by such Person to provide funds to pay all or part of the purchase price of any property or assets acquired by such Person, provided that no Credit Party or any Affiliate thereof, immediately prior to entering into an agreement for the acquisition of such property or assets, owns or has any interest in, or any entitlement to own, or has any interest in, the property or assets or a portion thereof being so acquired.

"**Purchase Money Security Interest**" means an Encumbrance created by a Person securing Purchase Money Obligations, provided that (i) such Encumbrance is created substantially simultaneously with the acquisition of such assets or within 30 days thereafter, (ii) such Encumbrance does not at any time encumber any property other than the property financed by such Purchase Money Obligations, (iii) the amount of Purchase Money Obligations secured thereby is not increased subsequent to such acquisition, and (iv) the principal amount of Purchase Money Obligations secured by any such Encumbrance at no time exceeds 100% of the original purchase price of such property at the time it was acquired, and in this definition, the term "acquisition" shall include, without limitation, a Capital Lease, the term "acquire" shall have a corresponding meaning.

"**Purchasing Lender**" has the meaning ascribed thereto in Section 3.1(c).

"**Quarterly Reduction Date**" means the last Banking Day in each of the 3rd, 6th, 9th, 12th, 15th, 18th and 24th calendar months following the month in which the Term Date occurs.

"**Refusing Lender**" has the meaning ascribed thereto in Section 2.5.

"**Release**" means any presence, release, spill, emission, leaking, pumping, pouring, injection, escaping, deposit, disposal, discharge, leaching or migration of any element or compound in or into the indoor or outdoor environment (including the abandonment or disposal of any barrels, tanks, containers or receptacles containing any contaminant), or in, into or out of any vessel or facility, including the movement of any contaminant through the air, soil, subsoil, surface, water,

ground water, rock formation or otherwise which is or may be (under any circumstances, whether or not they have occurred):

(1) contrary to any Applicable Laws, the terms of any title or operating document, or to any other Permit; or

(2) harmful to any Person, Property or the environment.

"**Rentals LP**" means Petrowest Services Rentals LP, a limited partnership established under the laws of the Province of Alberta, and its permitted successors and assigns.

"**Repayment Notice**" means a notice to effect a repayment hereunder substantially in the form annexed hereto as Schedule E.

"**Request for Offer of Extension**" means a request by the Borrower for an offer by the Lenders to extend the Revolving Period pursuant to Section 3.1, substantially in the form of Schedule G.

"**Requested Lender**" has the meaning ascribed thereto in Section 3.1(a).

"**Responsible Officer**" means the chief executive officer, president, any executive vice-president, the chief financial officer, any vice-president, treasurer or other officer of a Credit Party, as applicable.

"**Revolving Period**" means, in respect of the Credit Facility, the period from the Closing Date to 1:00 p.m. Calgary time on the Term Date, subject to earlier termination in accordance with the terms of this Agreement.

"**Rollover**" means a rollover of a BA Advance and the corresponding BA Equivalent Advance into another BA Advance and another BA Equivalent Advance, respectively, a rollover of a Letter of Credit/Guarantee Advance into another Letter of Credit/Guarantee Advance as permitted hereby and "**Rolled Over**" has a corresponding meaning.

"**Rollover Date**" means the date of commencement of a new BA Interest Period applicable to a BA Advance and the corresponding BA Equivalent Advance or the date of amendment to a Letter of Credit/Guarantee Advance is made, extending the expiry date of such Letter of Credit/Guarantee.

"**Rollover Notice**" means a notice requesting a Rollover hereunder substantially in the form annexed hereto as Schedule F.

"**Schedule I BA Reference Lenders**" means each of the Lenders that are banks referred in Schedule I of the *Bank Act* (Canada).

"**Section**" means the designated section of this Agreement.

"**Security**" means the guarantees and security held from time to time by the Agent, securing or intended to secure payment and performance of the Obligations, including without limitation the guarantees and security described in Section 4.6.

"**Shares**" means shares in the capital stock of any corporation or other ownership interests in a partnership or trust or other Person including without limitation, shares, units or interests which

carry a residual right to participate in the earnings of such corporation, partnership, trust or other Person or, upon the liquidation or winding up of such corporation, partnership, trust or other Person, to share in its assets, and Shares includes any Units or Business Units.

"**Stated Maturity Date**" means the date which is the second anniversary of the Term Date, subject to earlier acceleration upon the occurrence of an Event of Default as provided in Section 9.1 of this Agreement.

"**Subordinated Units**" means, the subordinated units of the Trust.

"**Subsidiary**" means, as to any Person, another Person in which such Person and/or one or more of its Subsidiaries owns, directly or indirectly, sufficient voting Shares to enable it or them (as a group) to ordinarily elect a majority of the directors (or persons performing similar functions) of such entity, and any partnership or trust, if more than a 50% interest in the profits or capital thereof is owned by such Person and/or one or more of its Subsidiaries. Unless the context otherwise clearly requires, any reference herein to a "Subsidiary" is a reference to a Subsidiary of the Trust.

"**Syndicated Facility**" means the extendible revolving loan facility more particularly described in Section 2.1.

"**Syndicated Facility Commitment**" means the Commitment of the Lenders in respect of the Syndicated Facility set out in Schedule "A" attached hereto, as such Schedule may hereafter be amended from time to time. As of the date hereof the Syndicated Facility Commitment is $110,000,000.

"**Syndicated Facility Commitment Fee**" has the meaning ascribed thereto in Section 4.2.

"**Syndicated Facility Lenders**" means initially TD, ATB and BNS in respect of Advances under the Syndicated Facility, or those lenders from time to time that have provided a Commitment to the Borrower under the Syndicated Facility.

"**Taxes**" means all income taxes, property taxes, capital taxes and other taxes, levies, imposts, value added taxes, goods and services taxes, stamp taxes, duties, deductions, withholdings and similar impositions payable, levied, collected, withheld or assessed as of the date of this Agreement or at any time in the future under Applicable Laws and all interest and penalties thereon (excluding, in the case of a Lender, taxes on the overall income of such Lender), and "**Tax**" shall have a corresponding meaning.

"**TD**" means the Toronto-Dominion Bank, a bank chartered under the *Bank Act* (Canada), and its successors and permitted assigns.

"**Term Date**" means the initial Term Date of November 8, 2007 (being 364 days from the Closing Date as defined under the Prior Credit Agreement), as such date may be extended in the discretion of the Lenders by a renewal of the Revolving Period pursuant to Section 2.5 hereof and subject to earlier acceleration upon the occurrence of an Event of Default as provided in Section 9.1.

"**Term Period**" means, in respect of the Credit Facility, the period of time commencing on the Term Date and ending at 1:00 p.m. (Calgary time) on the Stated Maturity Date.

"**Termination Date**" means the earlier of (a) the Stated Maturity Date and (b) the date on which all of the Obligations shall, or by virtue of a declaration by the Agent, become due and payable in full all in accordance with Section 9.2.

"**Total Debt Service**" means, in respect of the Trust for any period, calculated on a consolidated basis, and without duplication, the sum of (i) all scheduled principal payments due or accrued under the Facilities and the Credit Documents, (ii) all payments (whether considered principal or interest) under any other Funded Debt (including without limitation, Capital Leases), and (iii) all Interest Expenses; in each case, during such period. The parties hereto acknowledge and agree that since the Trust was only organized in September, 2006 and does not have actual financial information from pre-existing operations to calculate four full Fiscal Quarters of Total Debt Service, that historical Total Debt Service from the Acquired Companies (as defined in the Prior Credit Agreement) and the Acquired Companies will be used to calculate Total Debt Service under this Agreement until such actual financial information is obtained. To the extent the Trust has, during the four Fiscal Quarters ending on the last day of the most recently completed Fiscal Quarter, made any acquisition of any material property, and if the Trust includes the EBITDA of such acquisition in the EBITDA of the Trust for such period, Total Debt service will also be adjusted to take into account such acquired property prior to its date of acquisition based on historical information, provided that the calculation of the amount of any such inclusion has first been approved in writing by the Lenders.

"**Transportation LP**" means Petrowest Transportation LP, a limited partnership established under the laws of the Province of Alberta, and its permitted successors and assigns.

"**Trust**" means Petrowest Energy Services Trust, an unincorporated, open-ended, limited purpose mutual fund trust established under and governed by the laws of the Province of Alberta pursuant to the Deed of Trust.

"**Trust Units**" means the trust units of the Trust each representing an equal and undivided interest in the Trust and any distributions from the Trust.

"**Unfinanced Capital Expenditures**" means for any period the amount of Capital Expenditures of the Trust, on a consolidated basis, for such period less the amount of any Capital Expenditures funded by (i) Permitted Indebtedness, (ii) the issuance of new Units of the Trust, and (iii) Capital Expenditures financed with Advances under this Agreement; provided however, Unfunded Capital Expenditures cannot be less than zero and for greater clarity, excludes undrawn amounts under the Facility calculated at the end of such period, to the extent that such undrawn amounts could be drawn down without resulting in any breach of the covenants contained in this Agreement.

"**Units**" means collectively the Subordinated Units and the Trust Units.

"**Unitholders**" means from time to time, the holders of the Units.

"**Unitholder Equity**" means at any time, in the aggregate, the total of all issued and outstanding Units.

"**Working Capital Advance**" means a borrowing by the Borrower by way of a Prime Rate Advance or a Letter of Credit/Guarantee Advance and, subject to the provisions hereof, including deemed Advances, Conversions and Rollovers of existing Working Capital Advances, and any reference relating to the amount of Working Capital Advances means the sum of the principal

amount of all Prime Rate Advances outstanding under the Working Capital Facility, plus the Face Amount of all Letter of Credit/Guarantee Advances outstanding under the Working Capital Facility.

"Working Capital Commitment" means the Commitment of the Working Capital Lender in respect of the Working Capital Facility as set out in Schedule "A" attached hereto, as such Schedule may hereafter be amended from time to time, or such lesser amount after giving effect to the reductions of the Working Capital Facility referred to in Section 3.4. As of the date hereof the Working Capital Commitment is $10,000,000.

"Working Capital Facility" means the extendible revolving operating loan facility, allocated solely to the Working Capital Lender, more particularly described in Section 2.2.

"Working Capital Facility Commitment Fee" has the meaning ascribed thereto in Section 4.2.

"Working Capital Lender" means initially TD or any other Lender which may replace or succeed TD as the Working Capital Lender from time to time.

1.2 Knowledge

Where any representation, warranty or other provision of this Agreement is qualified by reference to the knowledge of a Credit Party, after reasonable inquiry, it shall be deemed to refer to the actual knowledge of the senior management of such Credit Party after having made such inquiries of those Responsible Officers, and, if as a result of the actual knowledge of such Responsible Officers after having made such inquiries, there is an issue or matter known that would reasonably require advice from professional advisors, the professional advisors of such Credit Party likely to have knowledge of the relevant subject matter.

1.3 Schedules

Schedule A	-	Commitments of Lenders
Schedule B	-	Form of Compliance Certificate
Schedule C	-	Conversion Notice
Schedule D	-	Form of Drawdown Notice
Schedule E	-	Repayment Notice
Schedule F	-	Rollover Notice
Schedule G	-	Request for Offer of Extension
Schedule H	-	Subsidiaries
Schedule I	-	Description of Real Property Interest
Schedule J	-	Form of Assignment Agreement

Article II
THE CREDIT

2.1 Syndicated Facility - Amount and Availment Options

Upon and subject to the terms and conditions of this Agreement, the Lenders agree to make the Credit Facility available to the Borrower to obtain Advances, on a revolving basis up to the Term Date, from the Lenders in an aggregate principal amount up to the Commitments, provided that the obligation of each Lender to make Advances under the Facility shall be several and shall not exceed its Proportionate Share of the Syndicated Facility. At the option of the Borrower, the Credit Facility may be

used by the Borrower requesting Advances by way of Prime Rate Advances, BA Advances and BA Equivalent Advances.

2.2 Working Capital Facility - Amount and Availment Options

Upon and subject to the terms and conditions of this Agreement, the Working Capital Lender agrees to provide Working Capital Advances to the Borrower up to an aggregate principal amount outstanding from time to time equal to the Working Capital Commitment. Prime Rate Advances (which may be obtained by way of overdraft balances in the Borrower's Account) and Letter of Credit/Guarantee Advances up to the aggregate amount of $10,000,000 under the Working Capital Facility shall be available to the Borrower.

2.3 Limit of Facility

At no time shall the aggregate of all outstanding (a) Working Capital Advances under the Working Capital Facility exceed the Working Capital Commitment; or (b) Advances under the Syndicated Facility exceed the Syndicated Facility Commitment.

2.4 Credit Revolvement

Subject to Section 2.3, the principal amount of any Advance under the Facility that is repaid may, from time to time, be reborrowed until the earlier of:

(i) the giving an Acceleration Notice pursuant to Section 9.2; and

(ii) the Term Date, with respect to Advances from an Agreeing Lender; and

(iii) the applicable Non-Agreeing Lender Term Date, with respect to Advances from a Non-Agreeing Lender.

2.5 Use of Credit

The Credit Facility shall only be used for general business purposes of the Borrower and the Guarantors, including, without limitation, for the Borrower's Working Capital requirements and for the payment of Capital Expenditures (including the acquisition of the Acquired Companies); provided, however, the Borrower shall not use any Advances hereunder either directly or indirectly in connection with a Hostile Acquisition.

2.6 Hedge Facility – Amount and Availment Options

Upon and subject to the terms of this Agreement, the Hedge Providers agree to enter into Currency Hedge Agreements and Interest Rate Hedge Agreements with the Borrower (the "**Hedge Facility**"). The Hedge Facility shall be used by the Borrower for the purpose of hedging currency exchange rate risk and interest rate risk. The Borrower shall be entitled to satisfy its obligations under any Hedge Agreement from time to time and enter into additional Hedge Agreements under the Hedge Facility from time to time. The Borrower may utilize the Hedge Facility by entering into Hedge Agreements with the Hedge Providers from time to time (subject to availability) upon such terms and conditions as may be offered by the Hedge Providers from time to time; provided however, that such Hedge Agreements shall not exceed twelve (12) months in duration. The Borrower may not terminate any Hedge Agreement prior to its maturity date except with the prior written consent of the applicable Hedge Provider, which consent may be unreasonably or arbitrarily withheld. Without limiting the Hedge

Provider's discretion in this regard, the conditions for granting any such consent shall include payment by the Borrower to the Hedge Provider of an amount to compensate the Hedge Provider for any loss or damages sustained by it as a result of such termination, determined in accordance with the provisions of such Hedge Agreement (or in the absence of such provisions, as determined by the Hedge Provider in accordance with its usual practice).

Prior to engaging in any Permitted Lender Hedges under the Hedge Facility, the Borrower shall first execute and deliver an ISDA Master Agreement to the applicable Hedge Provider for any such transactions, the terms of which are not inconsistent with this Agreement and which provide for cross default hereto. For greater certainty, the present and future indebtedness, liabilities and obligations of the Borrower under the Permitted Lender Hedges are deemed to be Obligations of the Borrower under this Agreement, shall be secured by the Security on a *pari passu* basis and shall rank *pari passu* with all Obligations under the Credit Facility.

2.7 Ancillary Facilities

In addition to its Commitment under the Syndicated Facility, the Ancillary Facility Lender has agreed to provide a business MasterCard credit card facility to the Borrower in the amount of $750,000, or such other amount as may be agreed to by the Borrower, the Lenders and the Agent (the "**Ancillary Facility**"). For greater certainty, the Ancillary Facility is deemed to be an Obligation of the Borrower under the Credit Documents and shall rank *pari passu* with the other Obligations of the Borrower.

2.8 Advances and Obligations Under the Prior Credit Agreement

(a) **Effective Date**: Upon this Agreement becoming effective on the date hereof, and relying on each of the representations and warranties set out in Article VII, and subject to the terms and conditions of this Agreement:

(i) each Syndicated Facility Lender agrees to make Advances under the Syndicated Facility and the Working Capital Lender agrees to make Advances under the Working Capital Facility available to the Borrower up to the maximum amount of their respective Commitment, for the purposes set forth in Section 2.5 and the Advances previously made under the Prior Credit Agreement in respect of the Syndicated Facility and the Working Capital Facility thereunder shall be deemed to be outstanding as Advances under the Syndicated Facility or the Working Capital Facility, as the case may be;

(ii) the Prior Credit Facilities shall be amended, restated and replaced with the Credit Facility; and

(iii) the Prior Credit Agreement shall be amended, restated and replaced with this Agreement.

(b) **Existing Letter of Credit/Guarantee**: Concurrently with this Agreement becoming effective on the date hereof, each Existing Letter of Credit/Guarantee which remains outstanding and was previously issued by the Working Capital Lender at the request and for the account of the Borrower under the Prior Credit Agreement, shall be deemed to be outstanding as a Letter of Credit/Guarantee issued at the request of the Borrower by the Working Capital Lender hereunder.

(c) **Existing Hedges**: Concurrently with this Agreement becoming effective on the date hereof, each Existing Hedge which remains outstanding and was previously entered into by the Borrower with a Hedge Provider shall be deemed to be continuing between the Borrower and such Hedge Provider under this Agreement.

(d) **Existing BAs**: Concurrently with this Agreement becoming effective on the date hereof, each Existing BA which has not matured and remains outstanding and was accepted or issued by a Syndicated Facility Lender at the request of and for the account of the Borrower shall be deemed to be outstanding as a Bankers' Acceptance or Notional Bankers' Acceptance under the Syndicated Facility accepted by the respective Syndicated Facility Lender at the request of and for the account of the Borrower hereunder.

(e) **Proportionate Share Adjustment**: The Borrower, the Agent, the Arranger and the Lenders acknowledge that, on the date hereof, the outstanding Obligations may not be in accordance with the Proportionate Share of each Lender hereunder and, in order to ensure that the outstanding Obligations are in accordance with the Proportionate Share of each Lender as soon as possible after the date hereof, agree as follows:

(i) to make such adjustments to all Prime Rate Advances so that such Advances are outstanding in accordance with the Proportionate Share of each Lender,

(ii) as Advances are either made, Converted or Rolled Over, any such Advances shall be done in a manner to ensure that as soon as possible all Advances are outstanding in accordance with the Proportionate Share of each Lender and, with respect to any new Advances which are BA Advances and Letter of Credit/Guarantee Advances, the Borrower shall use all reasonable efforts to ensure that the maturity or expiry dates of such Advances will be the same as the maturity dates of the BA Advances or the Letter of Credit/Guarantee Advances which mature or expire, as the case may be, on the earliest date after such new Advances are made, and

(iii) until such time as the outstanding Obligations are in accordance with the Proportionate Share of each Lender hereunder, the definition of Majority Lender shall be determined based on outstanding Obligations rather than on the Commitment,

provided that nothing herein shall require that a Lender have Advances outstanding at any time in excess of its Commitment.

Article III
EXTENSION, REPAYMENT AND REDUCTION OF THE CREDIT

3.1 Extension of the Revolving Period

(a) The Borrower may request an Offer of Extension in respect of each Lender and after the first such request, if applicable, each Agreeing Lender (each, a "**Requested Lender**") not more than one hundred and twenty (120) days and not less than ninety (90) days prior to the first anniversary of the Original Closing Date and each successive anniversary thereafter (the "**Anniversary Date**"). Such request shall be made by the Borrower by delivering to the Agent an executed Request for Offer of Extension. The Agent shall forthwith notify each Requested Lender of such request by the Borrower and each

Requested Lender shall notify the Agent and the Borrower as to whether or not it agrees (in its sole discretion) to such request no later than sixty (60) days prior to the next succeeding Anniversary Date; provided that, if a Requested Lender does not so notify the Agent and the Borrower sixty (60) days prior to such Anniversary Date, such Requested Lender shall be deemed to have elected not to agree to such request.

(b) If the Majority Lenders under the Credit Facility agree to such request, the Agent shall forthwith deliver to the Borrower an Offer of Extension with respect to the Credit Facility. Any such Offer of Extension shall be open for acceptance by the Borrower until the Banking Day immediately preceding the next succeeding Anniversary Date. Upon written notice by the Borrower to the Agent accepting an outstanding Offer of Extension and agreeing to the terms and conditions specified therein, if any, the Revolving Period (and accordingly, the Term Date), in respect of those Lenders (the "**Agreeing Lenders**") agreeing to such an extension, shall be extended to the date specified in the Offer of Extension and the terms and conditions, if any, specified in such Offer of Extension effective on the first day after the succeeding Anniversary Date referred to above.

(c) If any Lender that receives notification from the Agent that the Borrower has made a Request for Offer of Extension, elects or is deemed not to make an Offer of Extension (a "**Non-Agreeing Lender**"), each of the Agreeing Lenders shall have the right (but not the obligation) to purchase the Commitment of the Non-Agreeing Lender under the Credit Facility for a purchase price in an amount equal to the aggregate Outstanding Principal amount of the Advances owing to such Non-Agreeing Lender under the Credit Facility, together with accrued interest thereon to the date of payment of such principal amount and all other Obligations payable to such Non-Agreeing Lender under this Agreement (including without limitation all losses, costs and expenses suffered or incurred by the Non-Agreeing Lender as a result of complying with this Section 3.1(c) in respect of the Credit Facility. Each of the Agreeing Lenders (a "**Purchasing Lender**") wishing to exercise its rights to purchase the Commitment of a Non-Agreeing Lender shall forthwith so notify the Borrower, the Agent and each of the other Lenders, if any, and such Purchasing Lender shall thereupon be obligated to purchase not less than fifteen (15) days prior to the next succeeding Anniversary Date, an amount of such Commitment equal to the Commitment of the Non-Agreeing Lender multiplied by such Purchasing Lender's Proportionate Share of the Credit Facility over the aggregate of all Purchasing Lenders' Proportionate Shares of the Credit Facility, or as otherwise agreed to by the Borrower and all Purchasing Lenders. If the Working Capital Lender is a Non-Agreeing Lender and there is more than one Purchasing Lender, the Borrower shall choose which Purchasing Lender, in consultation therewith, shall acquire the Commitment of the Working Capital Lender including the Commitment of the Working Capital Lender in respect of the Working Capital Facility. The Non-Agreeing Lender, the Purchasing Lenders, the Agent, the Borrower and each of the other Lenders, if any, shall forthwith duly execute and deliver any necessary documentation to give effect to such purchase, whereupon the Non-Agreeing Lender shall, as of the effective date thereof, be released from its obligations to the Borrower hereunder and under the other Credit Documents arising subsequent to such date.

(d) If a Non-Agreeing Lender's Commitment is not purchased pursuant to Section 3.1(c), at the option of the Borrower:

(i) the Revolving Period for such Non-Agreeing Lender shall not be extended and the Stated Maturity Date of each such Non-Agreeing Lender shall be the

Non-Agreeing Lender Stated Maturity Date applicable to such Non-Agreeing Lender. For so long as there exists no Event of Default or any Default, the Borrower shall repay Advances (which shall include, for greater certainty, the Face Amount of all Banker's Acceptances and Notional Banker's Acceptances accepted by such Non-Agreeing Lender) and other Obligations owing hereunder to such Non-Agreeing Lender on each Non-Agreeing Lender Quarterly Reduction Date, with all outstanding Obligations owing to such Non-Agreeing Lender being due and payable in full on the applicable Non-Agreeing Lender Stated Maturity Date. Upon repayment of all Obligations owed to such Non-Agreeing Lender, the Non-Agreeing Lender shall cease to be a Lender hereunder and the Non-Agreeing Lender's Commitment shall be terminated; the Commitment in respect of the Credit Facility shall be reduced by the amount of the Non-Agreeing Lender's terminated Commitment, and the Proportionate Share of each remaining Credit Facility shall be adjusted accordingly; or

(ii) the Non-Agreeing Lender shall, if requested by the Borrower, assign and transfer such Non-Agreeing Lender's outstanding Commitment to a Lender or such other Person that will upon such assignment and transfer, become a Credit Facility Lender in accordance with the provisions of this Agreement.

(e) The Credit Facility may only be extended pursuant to Section 3.1(a) if the then Agreeing Lenders whose Commitments under such Credit Facility are no less than 66 ⅔% of the total Commitments of all then Agreeing Lenders under such Credit Facility at such time, agree to provide an Offer of Extension, and if such Majority Lenders do not agree to provide an Offer of Extension, the provisions of Sections 3.1(c) and 3.1(d) shall not be applicable and the then current Revolving Period shall not be extended. If the Majority Lenders do not provide an Offer of Extension with respect to the Credit Facility, the Borrower may, subject to an in accordance with this Agreement, continue to obtain further Advances during the remaining term of the then current Revolving Period ending on the Term Date, after which the provisions of Sections 3.2 and 3.1 shall apply.

(f) This Section 3.1 shall apply from time to time to permit successive extensions of the Revolving Period (and accordingly, the Term Date) if and for so long as the then applicable Agreeing Lenders have agreed in accordance with Section 3.1(e).

3.2. Term Period and Quarterly Repayment of Advances

Subject to the provisions of this Agreement, on the Term Date, any undrawn portion of the Commitment under the Credit Facility shall be cancelled, the Credit Facility shall convert to a non-revolving reducing term facility, and on each Quarterly Reduction Date thereafter, the Commitment (after giving effect to the reduction on the Term Date) of the Lenders in respect of the Credit Facility (other than the Commitments of Non-Agreeing Lenders that are being reduced pursuant to Section 2.3) shall be permanently reduced by an amount equal to one twelfth (1/12) of all Advances outstanding (other than Advances outstanding to Non-Agreeing Lenders that are being repaid as a result of a reduction of the Commitments of the Non-Agreeing Lenders pursuant to Section 2.3) under the Credit Facility. If at any time after the Term Date the Borrower voluntarily repays any of the Outstanding Principal to the Lenders (other than principal payments to the Non-Agreeing Lenders that are being repaid pursuant to Section 2.3), the amount of such repayment shall be applied to the Outstanding Principal in inverse order of maturity.

3.3 Repayment of Advances

Without limiting the Majority Lenders' right to cause the Agent to demand repayment pursuant to Section 9.2, on the Stated Maturity Date the Borrower shall repay in full all Advances which are then outstanding to the Lenders; and repay all other Obligations which are then outstanding to the Lenders pursuant to the Credit Documents. The Borrower shall ensure that all Bankers' Acceptances, Bankers' Equivalent Advances and Letter of Credit/Guarantee Advances issued under the Credit Facility shall mature on or prior to the Stated Maturity Date, and shall ensure that the maturities of all Bankers' Acceptances, Bankers' Equivalent Advances and Letter of Credit/Guarantee Advances are such that the mandatory quarterly principal reductions set out in Section 3.2 can be effected.

3.4 Prepayments

Subject to this Section 3.4, the Borrower may from time to time repay Advances outstanding under the Credit Facility without penalty, except that (i) Bankers' Acceptances may not be paid prior to their respective maturity dates, (ii) repayments of Prime Rate Advances may be made at any time without notice and shall not be subject to any minimum repayment amounts; and (iii) the Borrower shall provide the Agent with at least two (2) Banking Days notice of a prepayment under the Credit Facility (other than a repayment of Prime Rate Advances made under the Working Capital Facility, by way of overdraft, in which case such notice is not necessary); provided however, all actual breakage costs are paid by the Borrower. The Borrower shall give the Agent prior written notice of each repayment of Advances, such notice to be substantially in the form as Schedule E.

3.5 Mandatory Repayments

All amounts received by the Borrower in any Fiscal Year in respect of the net cash proceeds received from any sale, lease or other disposition of Property that: (i) individually or in the aggregate, exceeds $1,000,000; and (ii) is not reinvested by the Borrower within one hundred and twenty (120) days from the date of sale, lease or other disposition, shall be used to repay Advances then outstanding under the Credit Facility. The amount of such repayment shall be applied to the Outstanding Principal in inverse order of maturity.

3.6 Reduction of the Credit

The Borrower may, at any time, upon giving at least five (5) Banking Days' prior written notice to the Agent, permanently reduce, in whole or in part, the Credit Facility, in minimum amounts of $1,000,000 and in $100,000 multiples thereof with respect to the Syndicated Facility and in minimum amounts of $500,000 and in $100,000 multiples thereof with respect to the Working Capital Facility, by cancelling the Commitment of each Lender in an amount equal to such Lender's Proportionate Share of the amount of the reduction of such Credit Facility; provided that on or prior to the last day of such notice period the Borrower has:

(a) prepaid or otherwise reduced Advances outstanding to each such Lender under the Credit Facility in an amount equal to the amount by which Advances outstanding to such Lender under the Credit Facility exceeds its respective Commitment under the Credit Facility immediately after the reduction of the Commitments provided for in such notice; and

(b) paid all accrued interest and other charges and fees in respect of the Advances being repaid or reduced as aforesaid.

Any such notice of cancellation is irrevocable and the amount of each Lender's Commitment so cancelled and reduced may not be reinstated hereunder. For clarity, the Borrower may not by reason of any such reduction or cancellation contemplated by this Section pay any Bankers' Acceptances prior to their maturity date.

3.7 Principal Amount of Excess Advances

The principal amount of Advances under the Credit Facility shall be repaid immediately upon notice by the Agent or the Working Capital Lender, if applicable, to the Borrower to the extent that the aggregate outstanding Obligations under the Syndicated Facility exceeds the Syndicated Facility Commitment or that the aggregate outstanding Obligations under the Working Capital Facility exceeds the Working Capital Commitment, whether as a result of oversight or otherwise.

Article IV
INTEREST RATES, FEES AND SECURITY

4.1 Interest Rates and Bankers' Acceptance Stamping Fees

The Borrower shall pay interest on each Prime Rate Advance outstanding at a rate per annum equal to the applicable Prime Rate Advance Rate. The Borrower shall pay the applicable Bankers' Acceptance Stamping Fee on each BA Advance. The Bankers' Acceptance Stamping Fee shall be calculated at the applicable BA Stamping Fee Rate. The Borrower shall pay interest to the Working Capital Lender for its own account and to the Agent for the account of the Syndicated Facility Lenders (at such address as the Working Capital Lender and the Agent designate from time to time) on any such Advances outstanding from time to time hereunder at the applicable rate of interest specified in this Section 4.1. The Borrower shall pay interest to the Ancillary Facility Lender on amounts outstanding under the Ancillary Facility at the rate per annum from time to time advised to the Borrower from the Ancillary Facility Lender pursuant to the MasterCard account agreements from time to time executed by the Borrower.

4.2 Commitment Fee

The Borrower shall pay to the Agent, for distribution to the Syndicated Facility Lenders in accordance with their Proportionate Share of the Syndicated Facility Commitment, a commitment fee (the "**Syndicated Facility Commitment Fee**") calculated at the rate per annum equal to the Commitment Fee Rate, from the date hereof, on the daily undrawn balance of the Syndicated Facility. The Borrower shall pay to the Working Capital Lender, for its own account, a commitment fee (the "**Working Capital Facility Commitment Fee**") calculated at the rate per annum equal to the Commitment Fee Rate, from the date hereof, on the daily undrawn balance of the Working Capital Facility. The Commitment Fees shall be calculated daily and payable by the Borrower quarterly in arrears on the third Banking Day after the end of each calendar quarter.

4.3 Letter of Credit/Guarantee Fees

The Borrower shall pay the applicable Letter of Credit/Guarantee Fee with respect to each Letter of Credit/Guarantee issued under the Working Capital Facility to the Working Capital Lender for its own account, for the period from and including the date of issuance of the Letter of Credit/Guarantee to and including the stated expiry date thereof, calculated on the Face Amount of the Letter of Credit/Guarantee and payable by the Borrower quarterly in arrears on the third Banking Day after the end of each calendar quarter.

4.4 Agency Fees

The Borrower shall pay to the Agent for the account of the Agent, the agency fees according to the then current agency fee agreement entered into by the Agent and the Borrower with respect to such fees.

4.5 Extension Fees

The Borrower shall pay to the Agent (on behalf of each Lender) an extension fee equal to 10 Basis Points multiplied by the Proportionate Share of each Agreeing Lender on the Anniversary Date of each Request for Extension granted pursuant to Section 3.1.

4.6 Security

(a) The Trust, Business Trust, the Borrower and the Guarantors agree to provide or cause to be provided the following guarantees and security to the Agent:

(i) a debenture in the principal amount of $200,000,000 to be issued by the Borrower and each Guarantor in favour of the Agent constituting a First-Ranking Security Interest in the Property of the Borrower and each Guarantor;

(ii) a debenture pledge agreement to be granted by the Borrower and each Guarantor in favour of the Agent;

(iii) a guarantee granted by each Guarantor pursuant to which each such Guarantor guarantees the payment and performance of all present and future indebtedness, liabilities and obligations of the Borrower to the Agent, the Lenders and the Hedge Providers;

(iv) assignment of insurance made by the Borrower and the Guarantors in favour of the Lenders and naming the Agent as first loss payee;

(v) a subordination agreement entered into by the Agent and Business Trust, pursuant to which the Business Trust subordinates all present and future indebtedness, liabilities and obligations owed to it by the Borrower or any Guarantor, to the payment and performance of the Obligations of the Borrower and the Guarantors to the Agent, the Lenders and the Hedge Providers;

(vi) a subordination agreement entered into by the Agent and Trust, pursuant to which Trust subordinates all present and future indebtedness, liabilities and obligations owed to it by the Borrower or any Guarantor, to the payment and performance of the Obligations of the Borrower and the Guarantors to the Agent, the Lenders and the Hedge Providers; and

(vii) such other assignments, mortgages, charges, pledges and other security agreements, consents, confirmations and acknowledgements (including negative pledges) as the Agent may reasonably require from time to time.

(b) The Trust, Business Trust and the Borrower shall cause each Subsidiary of the Trust that becomes a Material Subsidiary to execute and deliver to the Agent, the Security listed above, forthwith upon such Subsidiary becoming a Material Subsidiary.

(c) At the time the Security listed above is provided to the Agent, the Borrower or the applicable Guarantor shall provide such other certificates, legal opinions and other documents that the Agent and its counsel may reasonably require.

(d) The Security listed above and such certificates, legal opinions and other documents shall be in form and substance satisfactory to the Lenders, acting reasonably.

(e) The Agent shall, at the Borrower's expense, register, file or record the Security in all offices where such registration, filing or recording is necessary or of advantage to the creation, perfection and preserving of the charges and security interests created by the Security.

Article V
DISBURSEMENT CONDITIONS

5.1 Conditions Precedent to the Initial Advance

The obligation of the Lenders under this Agreement to make the initial Advance is subject to and conditional upon the following:

(a) receipt by the Agent for and on behalf of the Lenders, of the following documents, each in full force and effect, and in form and substance satisfactory to the Lenders, acting reasonably:

(i) this Agreement, and an agency fee agreement duly executed and delivered by the Borrower and each Guarantor;

(ii) certified copies of the Constating Documents of the Borrower and each Guarantor;

(iii) certificates of incumbency of the Borrower and each Guarantor;

(iv) certified copies of the resolutions of the board of directors, administrators, trustees or partners, as applicable, of the Borrower and each Guarantor authorizing the execution, delivery and performance of its respective obligations under the Credit Documents to which each is a party;

(v) completion by the Lenders of all legal and corporate due diligence including business plans, detailed projections, acquisition and trust documentation and financial statements;

(vi) duly completed Compliance Certificate executed by the Chief Financial Officer of the Borrower, confirming compliance with all financial covenants as at the Closing Date together with evidence reasonably satisfactory to the Agent of the Borrower's compliance with all financial covenants as set forth as of the Closing Date;

(vii) duly executed copies of the Security, duly registered, where applicable;

(viii) releases, discharges and postponements (in registrable form where appropriate) covering all Encumbrances affecting the collateral subject to the Encumbrances

constituted by the Security which are not Permitted Encumbrances, if any, or an undertaking reasonably satisfactory to the Agent to provide such releases, discharges and postponements;

(ix) the Lenders shall have received a copy of all independent business valuations and equipment appraisals, if any, prepared in connection with or contemplation of the acquisition of the Acquired Companies by the Trust;

(x) letter of opinion of legal counsel to the Borrower and the Guarantors relating to, among other things, the subsistence of the Borrower and the Guarantors, and the due authorization, execution, delivery and enforceability of the Credit Documents to which the Borrower and the Guarantors are a party;

(xi) all operation of account documentation as the Agents may reasonably require; and

(xii) certified copies of all of the agreements of purchase and sale relating to the Acquired Companies;

(b) the Borrower shall have paid all fees, costs and expenses then due in respect of the Facilities;

(c) receipt by the Lenders of confirmation of repayment of all Indebtedness that is not Permitted Indebtedness or an undertaking reasonably satisfactory to the Agent to repay all such Indebtedness;

(d) the Lenders shall have received an organizational chart accurately setting forth the structure of the Trust, Business Trust, the Borrower and the other Subsidiaries of the Trust, the legal and beneficial ownership of assets and capitalization;

(e) receipt and satisfactory review by the Lenders of a detailed description and overview of each of the Acquired Companies including, without limitation, copies of material contracts and curricula vitae of retained key personnel;

(f) receipt and satisfactory review by the Lenders of the audited Financial Statements for the preceding two (2) fiscal years of each Acquired Company, other than Tri-Dave Gravel Sales Ltd.;

(g) receipt and satisfactory review by the Lenders of all environmental assessments (if any) prepared in connection with or in contemplation of the acquisition of the Acquired Companies;

(h) receipt and satisfactory review by the Lenders of a completed and acknowledged environmental questionnaire; and

(i) as at the Closing Date, no event or circumstance shall have occurred or exist that could reasonably be expected to have a Material Adverse Effect on the Trust, Business Trust, the Borrower or the Guarantors.

5.2 Conditions Precedent to Advances

The obligation of the Lenders to make any Advance (including the initial Advance) is subject to the conditions precedent that:

(a) no Event of Default or Default has occurred and is continuing on the date of the Advance, or could reasonably be expected to result from making the Advance;

(b) the representations and warranties of the Borrower and the Guarantors in this Agreement and in any of the other Credit Documents shall be true and correct on and with effect as of the date of the Advance;

(c) for each Advance under the Syndicated Facility, the Borrower shall have delivered to the Agent a duly executed Drawdown Notice, Rollover Notice or Conversion Notice (as applicable), completed in accordance with the provisions of this Agreement; and

(d) all other terms and conditions of this Agreement upon which the Borrower may obtain an Advance are fulfilled.

The foregoing conditions precedent shall not apply to any deemed Advance contemplated pursuant to Sections 6.10 and 6.20.

5.3 Waiver

The conditions in Sections 5.1 and 5.2 are inserted for the sole benefit of the Lenders and may be waived by the Lenders, in whole or in part (with or without terms or conditions) in respect of any Advance.

Article VI
ADVANCES

6.1 Prime Rate Advances

Subject to the other provisions of this Agreement, upon timely fulfillment of all applicable conditions as set forth in this Agreement, the Lenders will make the requested amount of a Prime Rate Advance available to the Borrower on the Drawdown Date requested by the Borrower, by crediting such amount to the Borrower's Account. The Borrower shall pay interest to the Lenders at the Branch of Account on all such Prime Rate Advances outstanding from time to time hereunder at the applicable rate of interest specified in Section 4.1.

Interest on each Prime Rate Advance shall be calculated daily and payable monthly on each Interest Payment Date on the basis of the actual number of days in the applicable year. All interest shall accrue from day to day and shall be payable in arrears for the actual number of days elapsed from and including the date of Advance or the previous date on which interest was payable, as the case may be, to but excluding the date on which interest is payable, both before and after demand, maturity, default and judgment, with interest on overdue interest at the same rate payable on demand. Interest calculated with reference to the Prime Rate Advance Rate shall be calculated duly on the basis of a year of 365 days.

6.2 Evidence of Indebtedness

The indebtedness of the Borrower resulting from Advances made by the Working Capital Lender shall be evidenced by records maintained by the Working Capital Lender. The indebtedness of the Borrower resulting from Advances made by the Syndicated Facility Lenders shall be evidence by records maintained by the Agent concerning those Advances it has made. The records maintained by the Working Capital Lender and the Agent shall constitute, in the absence of manifest error, prima facie evidence of the indebtedness of the Borrower to the Working Capital Lender, the Syndicated Facility Lenders and the Agent and all details relating thereto. The failure of the Agent or the Working Capital Lender to correctly record any such amount or date shall not, however, adversely affect the obligation of the Borrower to pay amounts due hereunder to the Lenders in accordance with this Agreement.

6.3 Rollovers and Conversions

Subject to the other terms of this Agreement, the Borrower may from time to time request a Rollover or a Conversion of all or any part of the outstanding amount of any Advance into the same kind of Advance or into another form of Advance.

6.4 Notice of Advances, Rollovers and Conversions

The Borrower shall give the Agent irrevocable written notice, in the form of a Drawdown Notice, of any request for any Drawdown, a Rollover Notice, of any request for any Rollover or a Conversion Notice of any request for any Conversion of any Advance requested by it under the Syndicated Facility. The Borrower will provide the Agent with at least two (2) Banking Days notice of its request for a BA Advance and corresponding BA Equivalent Advance under the Syndicated Facility. The Borrower shall give the Working Capital Lender written notice, in the form of a Drawdown Notice, for any request of any Drawdown, a Rollover Notice for any request of any Rollover or a Conversion Notice for any request of a Conversion under the Working Capital Facility (other than Prime Rate Advances made by way of overdraft in the Borrower's Account). The Borrower will provide the Working Capital Lender with at least two (2) Banking Days notice of its request for a Letter of Credit/Guarantee Advance.

Notice shall be given to the Agent or the Working Capital Lender, as applicable, at least one (1) Banking Day before the date of any Prime Rate Advance (other than a Prime Rate Advance made by way of overdraft under the Working Capital Facility). Any permanent reduction of the Credit Facility shall only be effective on five (5) Banking Days' notice as required by Section 3.6.

Notices in respect of the Credit Facility shall be given not later than 12:00 noon (Calgary time) on the date for notice. Payments (other than those being made solely from the proceeds of Rollovers and Conversions) must be made prior to 12:00 noon (Calgary time) on the date for payment. If a notice or payment is not given or made by those times, it shall be deemed to have been given or made on the next Banking Day, unless all Credit Facility Lenders affected by the late notice or payment agree, in their sole discretion, to accept a notice or payment at a later time as being effective on the date it is given or made.

6.5 Co-ordination of Prime Rate Advances and BA Advances

Each Syndicated Facility Lender shall advance its Proportionate Share of each Prime Rate Advance under the Syndicated Facility in accordance with the following provisions:

(a) the Agent shall notify each Syndicated Facility Lender of its receipt of a notice from the Borrower pursuant to Section 6.4, on the day such notice is received and shall, as soon as

possible, notify each Syndicated Facility Lender of such Syndicated Facility Lender's Proportionate Share of any Advance requested by the notice;

(b) each Lender shall deliver its Proportionate Share of the Advance to the Agent not later than 11:00 a.m. (Calgary time) on the Drawdown Date;

(c) the Agent shall advance to the Borrower the amount delivered by each Syndicated Facility Lender by crediting the Agent's Account, but if the conditions precedent to the Advance are not met by 2:00 p.m. (Calgary time) on the Drawdown Date, the Agent shall return the funds to the Credit Facility Lenders or invest them in an overnight investment in the Agent's discretion until such time as the Advance is made; and

(d) if the Agent determines that a Syndicated Facility Lender's Proportionate Share of an Advance under the Syndicated Facility would not be a whole multiple of $100,000, the amount to be advanced by that Syndicated Facility Lender may be increased or reduced by the Agent in its sole discretion to the nearest whole multiple of $100,000 provided that if a Default or an Event of Default shall occur and be continuing, the Proportionate Shares of the Syndicated Facility Lenders shall be readjusted by the Agent to the extent that any previous adjustment has been made to the Proportionate Shares under this Section 6.5(d).

6.6 Bankers' Acceptances Power of Attorney

(a) To facilitate the acceptance of Drafts hereunder, the Borrower hereby appoints each BA Lender and its agent, acting by its duly authorized signatories for the time being at each BA Lender's main branch in Toronto, Ontario or such other branch that such BA Lender may notify the Borrower (the "**BA Branch of Account**"), the attorney of the Borrower:

(i) to sign for and on behalf and in the name of the Borrower as drawer, Drafts in such BA Lender's standard form drawn on such BA Lender payable to a "clearing house" under the DBNA or its nominee for deposit by such BA Lender with the "clearing house" after acceptance thereof by such BA Lender, and

(ii) to fill in the amount, date and maturity date of such Drafts;

provided that such acts in each case are to be undertaken by each BA Lender in accordance with instructions given to it by the Borrower pursuant to the power of attorney set out in this Section 6.6.

(b) Instructions to each BA Lender relating to the execution, completion, discount and/or deposit by such BA Lender on behalf of the Borrower of drafts which the Borrower wish to submit to such BA Lender for acceptance by such BA Lender shall be communicated by the Borrower in writing at the BA Branch of Account following delivery by the Borrower of a Drawdown Notice, Conversion Notice or Rollover Notice pursuant to this Agreement and shall specify the following information:

(i) reference to the power of attorney contained in this Section 6.6;

(ii) a Canadian Dollar amount, which shall be the Face Amount of the Drafts to be accepted by the BA Lender in respect of a particular Advance;

(iii) a specified period of time as provided in this Agreement which shall be the number of days after the date of acceptance of such Drafts that such Drafts are to be payable, and the dates of issue and maturity of such Drafts; and

(iv) payment instructions specifying the account number of the Borrower at the BA Branch of Account at which the BA Discount Proceeds are to be credited.

(c) The communication in writing by the Borrower to a BA Lender of the instructions referred to above shall constitute the authorization and instruction of the Borrower to such BA Lender to complete and execute Drafts in accordance with such information as set out above and the request of the Borrower to such BA Lender to accept such Drafts and deposit the same with the "clearing house" against payment as set out in the instructions. The Borrower acknowledge that such BA Lender shall not be obligated to accept any such drafts except in accordance with the provisions of this Agreement. Each BA Lender shall be and it is hereby authorized to act on behalf of the Borrower upon and in compliance with instructions communicated to such BA Lender by the Borrower as provided herein if such BA Lender reasonably believes them to be genuine.

(d) The Borrower agree to indemnify each BA Lender and its directors, officers, employees, affiliates and agents and to hold it and them harmless from and against any loss, liability, expense or claim of any kind or nature whatsoever incurred by any of them as a result of any action or inaction in any way relating to or arising out of this power of attorney or the acts contemplated hereby including the deposit of any Draft with the "clearing house"; provided that this indemnity shall not apply to any such loss, liability, expense or claim which results from the gross negligence or wilful misconduct of a BA Lender or any of its directors, officers, employees, affiliates or agents.

(e) This power of attorney may be revoked by the Borrower at any time upon not less than five (5) Banking Days' written notice served upon each BA Lender at the address set out in this Agreement, provided that (i) it may be replaced with another power of attorney forthwith in accordance with the requirements of each BA Lender; and (ii) no such revocation shall reduce, limit or otherwise affect the obligations of the Borrower in respect of any Draft executed, completed, discounted and/or deposited in accordance herewith prior to the time at which such revocation becomes effective. This power of attorney may be terminated by each BA Lender at any time upon not less than five (5) Banking Days' written notice to the Borrower. Any revocation or termination of this power of attorney shall not affect the rights of each BA Lender and the obligations of the Borrower with respect to the indemnities of the Borrower above stated.

(f) This power of attorney is in addition to and not in substitution for any agreement to which each BA Lender and the Borrower are parties.

(g) If this power of attorney is revoked or terminated, to facilitate the acceptance of Bankers' Acceptances hereunder, the Borrower shall from time to time as required by each BA Lender, provide each BA Lender with an appropriate number of executed Drafts drawn in blank by the Borrower in the form prescribed by each BA Lender. The Borrower may, at its option, execute any Draft by the facsimile signatures of any two (2) of its authorized signing officers, and the Borrower and each BA Lender are hereby authorized to accept or pay, as the case may be, any Draft of the Borrower which purports to bear such facsimile signatures notwithstanding that any such individual has ceased to be an authorized signing officer of the Borrower. Any such Draft or Bankers' Acceptance so

executed and completed or executed and completed pursuant to the power of attorney shall be as valid as if he or she were an authorized signing officer of the Borrower at the date of issue of such Bankers' Acceptance. Any such Draft or Bankers' Acceptance may be dealt with by each BA Lender to all intents and purposes and shall bind the Borrower as if duly signed in each signing officer's own handwriting and issued by the Borrower, and the Borrower shall hold each BA Lender harmless and indemnified against all loss, costs, damages and expenses arising out of the payment or negotiation of any such Draft or Bankers' Acceptance resulting from such Drafts not having been duly signed other than any loss, costs, damages or expenses arising out of the gross negligence or wilful misconduct of a BA Lender. No such BA Lender shall be liable for any failure to accept a Bankers' Acceptance as required hereunder if the cause of such failure, in whole or in part, is due to the revocation or termination of the power of attorney or the failure of the Borrower to provide executed Drafts to such BA Lender on a timely basis.

(h) The receipt by the Agent or the Working Capital Lender of a request for an Advance by way of Bankers' Acceptances shall be each BA Lender's sufficient authority to complete, and each BA Lender shall, subject to the terms and conditions of this Agreement, complete and sign (as applicable) such Drafts in accordance with such request, and the Drafts so completed and signed (as applicable) shall thereupon be deemed to have been presented for acceptance.

(i) The power of attorney for Bankers' Acceptances referenced in this Section 6.6 shall apply to BA Equivalent Advances, with all necessary changes *mutatis mutandis*, to the extent necessary.

6.7 Size and Maturity of Bankers' Acceptances, Rollovers and Conversions

(a) Each BA Advance shall be in an aggregate amount of not less than $500,000 and in a whole multiple of $100,000, and each Bankers' Acceptance shall be in the amount of $100,000 or whole multiples thereof. Each Bankers' Acceptance and corresponding BA Equivalent Advance shall have a term which is not less than 30 days nor more than 180 days (or such shorter or longer term as the Lenders providing such Advance in their sole discretion may approve) commencing on the Drawdown Date, the Rollover Date or the Conversion Date of such Advance (the "**BA Interest Period**"). If a Bankers' Acceptance or BA Equivalent Advance matures on a day which is not a Banking Day, then the Borrower shall be deemed to have selected a BA Interest Period the last day of which is the first Banking Day following the last day of the BA Interest Period selected by the Borrower. The Face Amount at maturity of a Bankers' Acceptance or BA Equivalent Advance may be Rolled Over as a Bankers' Acceptance or a BA Equivalent Advance or Converted into another form of Advance permitted by this Agreement. The last day of each BA Interest Period for each BA Advance and BA Equivalent Advance made by a Lender shall be on or before the Stated Maturity Date or the Non-Agreeing Lender Stated Maturity Date applicable to such Lender.

(b) Subject to the provisions of this Agreement, if the Borrower requests a BA Advance with a BA Interest Period ending after a then applicable Non-Agreeing Lender Stated Maturity Date, each Lender shall provide its Proportionate Share of the BA Advance to the Agent, the BA Interest Period for each Agreeing Lender shall be the BA Interest Period requested by the Borrower and the BA Interest Period for each Non-Agreeing Lender shall end on the latest Banking Day prior to the applicable Non-Agreeing Lender Stated Maturity Date, for which the Agent, acting reasonably, is able to determine a BA Rate. If

the Agent is unable to determine a BA Rate for a BA Period ending on or before the applicable Non-Agreeing Lender Stated Maturity Date, the Non-Agreeing Lender's Proportionate Share of the requested BA Advance shall be provided to the Borrower by way of a Prime Rate Advance.

6.8 Co-ordination of BA Advances

Each Lender shall advance its Proportionate Share of each Advance by way of Bankers' Acceptances and BA Equivalent Advances in accordance with the provisions set forth below.

(a) The Agent, promptly following receipt of a notice from the Borrower pursuant to Section 6.4 requesting an Advance by way of Bankers' Acceptances under the Syndicated Facility, shall (i) notify each BA Lender of the Face Amount of the Bankers' Acceptances to be accepted by it, and (ii) notify each Non BA Lender of the Face Amount of its Notional Bankers' Acceptance. The aggregate Face Amount of Bankers' Acceptances to be accepted by a BA Lender and the Face Amount of the Notional Bankers' Acceptance for each Non BA Lender shall be determined by the Agent by reference to the respective Commitments of the Lenders under the applicable Facility, provided that, if the Face Amount of a Bankers' Acceptance in the case of a BA Lender or the Face Amount of the Notional Bankers' Acceptance used to determine the amount of a BA Equivalent Advance in the case of a Non BA Lender would not be Cdn. $100,000 or a whole multiple thereof, the Face Amount shall be increased or reduced by the Agent in its sole discretion, to the nearest whole multiple of Cdn. $100,000.

(b) Whenever the Borrower requests an Advance that includes Bankers' Acceptances, each Non BA Lender shall, in lieu of accepting its pro rata amount of such Bankers' Acceptances, make available to the Borrower on the Drawdown Date an Advance (a "**BA Equivalent Advance**") in Canadian Dollars and in an amount which would be equal to the BA Discount Proceeds of the Bankers' Acceptances (which Bankers' Acceptances are referred to herein collectively as "**Notional Bankers' Acceptances**") that such Non BA Lender would have been required to accept on the Drawdown Date if it were a BA Lender. Each Non BA Lender shall also be entitled to deduct from the BA Equivalent Advance an amount equal to the applicable Bankers' Acceptance Fee that would have been applicable to the Notional Bankers' Acceptance had it been a Bankers' Acceptance.

(c) Subject to the terms and conditions of this Agreement, each BA Lender agrees to accept Drafts issued by the Borrower pursuant to this Section 6.8 and purchase such Bankers' Acceptances discounted at the applicable BA Discount Rate. Each BA Lender shall provide the BA Discount Proceeds thereof to the Agent (in the case of a BA Advance and corresponding BA Equivalent Advance under the Syndicated Facility) or into the Agent's Account (in the case of a BA Advance under the Working Capital Facility) in accordance with Section 6.8(d), less the Bankers' Acceptance Fee payable to such BA Lender pursuant to Section 4.1. Each such BA Lender shall be entitled to sell, assign or otherwise transfer such Bankers' Acceptances to any Person without any notice to or the consent of any of the Borrower.

(d) Each BA Lender and Non BA Lender, as applicable, shall transfer to the Agent at the Agent's Account (with respect to BA Advances under the Syndicated Facility) for value on each Drawdown Date immediately available Cdn. Dollars in an aggregate amount equal to (i) in the case of a BA Lender, the BA Discount Proceeds (net of the applicable Bankers' Acceptance Fee in respect of such Bankers' Acceptances) of all Bankers'

Acceptances accepted by it on such Drawdown Date, and (ii) in the case of Non BA Lenders, the amount of each BA Equivalent Advance (net of the applicable Bankers' Acceptance Fee in respect of such BA Equivalent Advance) to be made by it on such Drawdown Date. The Agent may designate such other offices in Toronto or Calgary as it may see fit for the purposes referred to in the preceding sentence. The Agent shall make such amounts received by it from the Lenders as aforesaid available to the Borrower by depositing the same for value on the applicable Drawdown Date to the Borrower's Account.

(e) The Borrower hereby authorizes each BA Lender to complete, stamp, hold, sell, rediscount or otherwise dispose of all Bankers' Acceptances accepted by it in accordance with the instructions provided by the Borrower hereunder or pursuant to the power of attorney referred to in Section 6.6.

6.9 Payment of Bankers' Acceptances and BA Equivalent Advances

The Borrower shall provide for the payment to the Agent at the Agent's Account for the account of the applicable BA Lenders or Non BA Lenders, as the case may be, of the full Face Amount of each Bankers' Acceptance and each Notional Bankers' Acceptance issued under the Syndicated Facility, on the earliest of (a) its date of maturity, and (b) the date on which the Agent (with the instructions of the Majority Lenders) demands payment of the Obligations outstanding under the applicable Facility.

6.10 Deemed Advance - Bankers' Acceptances

Except for amounts which are paid from the proceeds of Rollovers of a Bankers' Acceptance and BA Equivalent Advances or other Advance or Conversion hereunder, any amount which a Lender pays to any third party on or after the date of maturity of a Bankers Acceptance in satisfaction thereof or which is owing to such Lender by the Borrower in respect of such a Bankers' Acceptance or BA Equivalent Advance on or after the date of maturity of such Bankers' Acceptance or BA Equivalent Advance shall be deemed to be a Prime Rate Advance to the Borrower under this Agreement. Each Syndicated Facility Lender shall forthwith give notice at the making of such a Prime Rate Advance to the Agent (who shall promptly give similar notice to the Borrower and the other Lenders). Interest shall be payable on such Prime Rate Advances in accordance with the terms applicable to Prime Rate Advances.

6.11 Waiver

The Borrower shall not claim from a Lender or any other Person any days of grace for the payment at maturity of any Notional Bankers' Acceptances or any Bankers' Acceptances presented and accepted by a Lender pursuant to this Agreement. The Borrower waive any defence to payment which might otherwise exist if for any reason a Bankers' Acceptance shall be held by a Lender in its own right at the maturity thereof, and the doctrine of merger shall not apply to any Bankers' Acceptance that is at any time held by a Lender in its own right.

6.12 Degree of Care

Any executed Drafts to be used as Bankers' Acceptances which are delivered to a Lender shall be held in safekeeping with the same degree of care as if they were such Lender's own property, and shall be kept at the place at which such drafts are ordinarily held by such Lender.

6.13 Indemnity

The Borrower hereby indemnifies and holds each BA Lender harmless from any reasonable loss or expense with respect to any Bankers' Acceptance dealt with by the Credit Facility Lenders, or any of them, in accordance with the provisions hereof, but shall not be obliged to indemnify a Lender for any loss or expense caused by the gross negligence or wilful misconduct of that Credit Facility Lender.

6.14 Obligations Absolute

The obligations of the Borrower with respect to Bankers' Acceptances under this Agreement shall be unconditional and irrevocable, and shall be paid strictly in accordance with the terms of this Agreement under all circumstances, including, without limitation, the following circumstances:

(a) any lack of validity or enforceability of any Draft accepted by a Credit Facility Lender as a Bankers' Acceptance; or

(b) the existence of any claim, set-off, defense or other right which the Borrower may have at any time against the holder of a Bankers' Acceptance, the Credit Facility Lenders (or any of them) or any other Person or entity, whether in connection with this Agreement or otherwise.

6.15 Letters of Credit

Upon timely fulfillment of all applicable conditions as set forth in this Agreement, but subject to the limitations in Section 6.16, the Working Capital Lender agrees to issue a Letter of Credit/Guarantee on any Banking Day for the account of the Borrower.

6.16 Letter of Credit/Guarantee Procedures and Limitations

The following provisions shall apply to Letter of Credit/Guarantee Advances:

(a) the aggregate amount of all Letters of Credit/Guarantee that may be issued and outstanding shall not exceed $5,000,000;

(b) no Letter of Credit/Guarantee shall have a maturity date that is either later than 364 days after it is issued or later than the Stated Maturity Date applicable to the Working Capital Facility;

(c) Letters of Credit/Guarantee shall not be issued for the purpose of guaranteeing the obligations of any Person other than a Credit Party;

(d) the Working Capital Lender shall not have any obligation to issue a Letter of Credit/Guarantee until:

  (i) it has been paid the applicable fee(s),

  (ii) such ancillary documents, including applications and indemnities, as it normally requires for similar transactions have been executed and delivered to it, and

(e) all payments made by the Working Capital Lender to any Person pursuant to a Letter of Credit/Guarantee shall, unless the Borrower reimburses the Working Capital Lender for such payment on or before the date it is made, be deemed as and from the date of such

payment to be a Prime Rate Advance, with the proceeds of such Prime Rate Advance being applied against the Borrower's Obligations to reimburse the Working Capital Lender for payment made under the applicable Letter of Credit/Guarantee.

6.17 Payment Under Letters of Credit and Letters of Guarantee

The Borrower unconditionally and irrevocably authorizes the Working Capital Lender to pay the amount of any draft or demand made on the Working Capital Lender under and in accordance with the terms of any Letter of Credit/Guarantee on demand without requiring proof of the Borrower's agreement that the amount so demanded was due and notwithstanding that the Borrower may dispute the validity of any such draft, demand or payment.

The Working Capital Lender shall not have any responsibility or liability for, or any duty to inquire into, the authorization, execution, signature, endorsement, correctness, genuineness or legal effect of any certificate or other document presented to the Working Capital Lender pursuant to any Letter of Credit/Guarantee and the Borrower fully and unconditionally assumes all risks with respect to the same and, without limiting the generality of the foregoing, all risks of the acts or omissions of any beneficiary of any Letter of Credit/Guarantee with respect to the use by any beneficiary of any Letter of Credit/Guarantee. The Working Capital Lender shall not be responsible for:

(a) the validity of certificates or other documents delivered under or in connection with any Letter of Credit/Guarantee that appear on their face to be in order, even if such certificates or other documents should in fact prove to be invalid, fraudulent or forged;

(b) errors, omissions, interruptions or delays in transmission or delivery of any messages by mail, cable, telegraph, telefax or otherwise, whether or not they are in code;

(c) errors in translation or for errors in the interpretation of technical terms or for errors in the calculation of amounts demanded under any Letter of Credit/Guarantee;

(d) any failure or inability of the Working Capital Lender or Lender to make payment under any Letter of Credit/Guarantee as a result of any Applicable Laws or by reason of any control or restitution rightfully or wrongfully exercised by any Person asserting or exercising governmental or paramount powers; or

(e) any other consequences arising in respect of a failure by the Working Capital Lender to honour a Letter of Credit/Guarantee due to causes beyond the control of the Working Capital Lender;

and none of the above shall affect or impair any of the rights or powers of the Lenders hereunder or the obligations of the Borrower under Section 6.19. Without limiting the generality of the foregoing, it is agreed that any payment made by any Working Capital Lender in good faith under and in accordance with the terms of a Letter of Credit/Guarantee shall be binding upon the Borrower and shall not result in any liability of the Working Capital Lender to the Borrower and shall not lessen the obligations of the Borrower under Section 6.19.

Notwithstanding the provisions of this Section 6.17, the Borrower shall not be responsible for, and the Working Capital Lender shall not be relieved of responsibility for, any wilful misconduct or gross negligence of or by any the Working Capital Lender.

6.18 No Liability

The Borrower agrees that neither the Working Capital Lender nor any of its officers, directors, employees, agents or correspondents will assume liability for, or be responsible for:

(a) the use which may be made of any Letter of Credit/Guarantee;

(b) any acts or omissions of the beneficiary of any Letter of Credit/Guarantee including the application of any payment made to such beneficiary;

(c) the validity, correctness, genuineness or legal effect of any document or instrument relating to any Letter of Credit/Guarantee, even if such document or instrument should in fact prove to be in any respect invalid, insufficient, inaccurate, fraudulent or forged;

(d) payment by the Working Capital Lender of any draft which does not comply with the terms of any Letter of Credit/Guarantee, unless such payment results from the gross negligence or wilful misconduct of the Working Capital Lender;

(e) the failure of any document or instrument to bear any reference or adequate reference to any Letter of Credit/Guarantee;

(f) any failure to note the amount of any draft on any Letter of Credit/Guarantee or on any related document or instrument; any failure of the beneficiary of any Letter of Credit/Guarantee to meet the obligations of such beneficiary to either the Borrower or any other Person;

(g) any errors, inaccuracies, omissions, interruptions or delays in transmission or delivery of any messages, directions or correspondence by mail, facsimile or otherwise;

(h) any inaccuracies in the translation of any messages, directions or correspondence or for errors in the interpretation of any technical terms; or

(i) any failure by the Working Capital Lender to make payment under any Letter of Credit/Guarantee as a result of any law, control or restriction rightfully or wrongfully exercised or imposed by any domestic or foreign court or government or government instrumentality or as a result of any other cause beyond the control of the Working Capital Lender or its officers, directors, employees, agents or correspondents.

6.19 Reimbursement Obligations of the Borrower

The Borrower shall reimburse the Working Capital Lender on demand for any amounts paid by the Working Capital Lender from time to time as contemplated by Section 6.17 and, without limiting the generality of the foregoing, the Borrower shall indemnify and save the Working Capital Lender harmless on demand from and against any and all other losses, costs, damages, expenses, claims, demands or liabilities which any of them may suffer or incur arising in any manner whatsoever in connection with the making of any such payments (including, without limitation, in connection with proceedings to restrain the Working Capital Lender from making, or to compel the Working Capital Lender to make, any such payment).

6.20 Overdue Amounts and Indemnity

Without limiting any other provisions of this Agreement, if the Borrower shall fail to reimburse the Working Capital Lender for any payments made by the Working Capital Lender under a Letter of Credit/Guarantee as contemplated in Section 6.19, the amount that the Borrower fails to reimburse the Working Capital Lender shall be deemed to be a Prime Rate Advance for payments made by the Working Capital Lender. The Working Capital Lender shall forthwith give notice of such Advance to the Borrower. Interest shall be payable on such deemed Prime Rate Advance from the date of such deemed Prime Rate Advance in accordance with the terms of this Agreement.

6.21 Acceleration

Upon the Agent providing an Acceleration Notice to the Borrower under Section 9.2, the maximum amount of the contingent liability of the Working Capital Lender under any Letter of Credit/Guarantee which is then outstanding shall immediately become due and payable to the Working Capital Lender notwithstanding that the Working Capital Lender has not at such date been required to make payment under any such Letter of Credit/Guarantee. Any such amount paid to the Working Capital Lender shall be held by the Working Capital Lender for the account of the Working Capital Lender in a separate collateral account of the Borrower as security for the repayment of future indebtedness of the Borrower to the Working Capital Lender in respect of Letters of Credit/Guarantee which are drawn down and, pending the expiry of all outstanding Letters of Credit/Guarantee, any amounts paid to the Working Capital Lender shall bear interest at the rate established by the Working Capital Lender from time to time as that payable in respect of 30 day certificates of deposit of the Working Capital Lender for monies of like amount. Any payments under this Section 6.21 will be applied in accordance with Section 9.3.

6.22 Conflict with Applications

To the extent that any provision of any application for the issuance of a Letter of Credit/Guarantee in the standard form of the Working Capital Lender or such other form as may be approved by the Working Capital Lender is inconsistent with the provisions of Sections 6.16, 6.17, 6.19, 6.20, 6.20 or 6.21, the provisions of such Sections of this Agreement shall apply.

Article VII
REPRESENTATIONS AND WARRANTIES

7.1 Representations and Warranties

Each Credit Party that is a party hereto represents and warrants to the Agent and the Lenders for and on behalf of itself and the Borrower represents and warrants to the Agent for and on behalf of each Guarantor that is not a party to this Agreement, as follows:

(a) that it is duly organized and validly existing under the laws of the Province of Alberta, or the laws of another province or the laws of Canada, each is duly registered to carry on business in each jurisdiction in which it owns Property or carries on a business and it has the corporate, trust or partnership power, as the case may be, and authority to enter into and perform its obligations under each Credit Document to which it is a party;

(b) it has the corporate, trust or partnership power and authority, as the case may be, to own or lease its Property, to carry on and conduct its business as presently conducted and, in the case of the Borrower, to borrow money hereunder and to perform its obligations under each Credit Document to which it is a party;

(c) it has obtained and maintains all Permits necessary for the ownership of its Property and the conduct of its business in each jurisdiction where it carries on material business or owns material Property;

(d) it is duly authorized to execute and deliver the Credit Documents to which it is a party and to perform its obligations thereunder; and all corporate, trust, partnership, as the case may be, and other steps and proceedings necessary for the due execution and delivery by it of the Credit Documents to which it is a party and the performance of its obligations thereunder have been taken;

(e) the Credit Documents to which it is a party have been duly executed and delivered by it, and constitute legal, valid and binding obligations of such Credit Party, enforceable against it in accordance with their respective terms, subject to applicable bankruptcy and insolvency laws, the rights of creditors generally and rules of equity of general application;

(f) the execution and delivery by it of the Credit Documents to which it is a party and the performance by it of its obligations thereunder, do not and will not:

  (i) contravene, violate or result in a breach of its Constating Documents or any shareholders' agreement (or other similar agreement) relating to it;

  (ii) contravene, violate or result in a breach of any Applicable Law;

  (iii) contravene, violate or result in a breach of any material Contract to which it is a party or to which its Property is bound, except to the extent any contravention, violation or breach would not reasonably be expected to have a Material Adverse Effect;

  (iv) contravene, violate or result in a breach of any resolution of its directors, officers, trustees or partners or any committee thereof;

  (v) constitute, with or without notice or lapse of time or both, an event or circumstance entitling any Person to accelerate or demand the payment of any Funded Debt;

  (vi) result in the creation or imposition of any Encumbrance on any of its Property other than as contemplated herein; or

  (vii) result in any requirement on it to grant any Encumbrance or result in any Person becoming entitled to call for any Encumbrance from it other than in favour of the Lenders hereunder;

(g) no consent, authorization, approval or other action by, and no publication, notice to or filing or registration with, any Governmental/Judicial Body is required for the due execution and delivery by it of the Credit Documents to which it is a party and the performance by it of its Obligations thereunder or to ensure the validity or enforceability thereof other than filings and registrations necessary to perfect and protect the Encumbrances constituted by the Security;

(h) there are no actions, suits, claims or proceedings (including counterclaims or third party proceedings) existing or, to the knowledge of its Responsible Officers (after due enquiry) threatened against it or affecting any of its Property before any Governmental/Judicial Body which, if determined adversely against it, would reasonably be expected to have a Material Adverse Effect;

(i) in respect of each material Governmental/Judicial Body license, franchise, approval or permit of which it is a holder:

  (i) it has not defaulted in any material respect in the performance or observance of any of the terms or conditions contained or referenced therein; and

  (ii) to its knowledge, no other party thereto is in default thereunder in any material respect, nor has any such party taken any action to terminate the same;

(j) it is in compliance in all material respects with all Applicable Laws (including Applicable Environmental Laws) and all material Contracts to which it is a party or by which it is bound;

(k) no Event of Default and no Default has occurred and is continuing hereunder or under any of the other Credit Documents;

(l) it has in full force and effect such policies of insurance in such amounts issued by such insurers of recognized standing covering its Property, assets and undertaking, including, business interruption, replacement cost and environmental damage insurance, as are customarily maintained by Persons engaged in the same or similar business in the locations where its properties and assets are located;

(m) all of the financial statements and financial information which has been furnished to the Agent and the Lenders in connection with this Agreement are complete in all material respects and fairly present its financial position as of the dates referred to therein and have been prepared in accordance with GAAP;

(n) it is not in default in any material respect under any of the Permitted Encumbrances relating to it;

(o) its business and assets are being operated in substantial compliance with Applicable Environmental Laws to the best of the knowledge of its Responsible Officers (after reasonable inquiry), there are no material breaches thereof and no enforcement actions in respect thereof are threatened or pending;

(p) it does not own any Property or carry on business in any place other than in the Provinces of Alberta and British Columbia;

(q) set out in Schedule "H" attached hereto (as the same may be updated by the Borrower in a Compliance Certificate and delivered to the Agent from time to time) is:

  (i) a complete list of all of the Subsidiaries of the Trust, the authorized and issued Shares of each of which have been validly issued and are outstanding as fully paid and non-assessable Shares; and

(ii) the location of the principal place of business of the Trust and each Subsidiary of the Trust or, if it has more than one principal place of business, its chief executive office;

(r) it has good and marketable title to its Properties, free and clear of any Encumbrance and adverse claims, other than Permitted Encumbrances. Set out in Schedule I attached hereto is a complete and up-to-date list of all of the real property interests held by it. It shall, from time to time upon the acquisition by it, of a real property interest, provide to the Agent a revised Schedule I and all such documents, opinions and certificates as the Agent may reasonably require, to subject the acquired real property interests to the Security;

(s) the Encumbrances granted under the relevant Security constitute valid, legally binding and enforceable and First Ranking Security Interest on the collateral subject thereto;

(t) it has duly filed on a timely basis all tax returns required to be filed by it, and it has paid all taxes and remittances which are due and payable by it, and has paid all assessments and reassessments, and all other taxes, governmental charges, governmental royalties, penalties, interest and fines claimed against it (except where it is contesting the payment of same in good faith, and it has established to the satisfaction of the Lenders a sufficient reserve or, if requested by the Lenders (acting reasonably) deposited with a court of competent jurisdiction or assessing authority (or with such other Person as is acceptable to the Lenders) sufficient funds or a surety bond, for the total amount claimed, where the application of such reserve, funds or bond would result in the discharge of such claim and the contestation thereof postpones the rights of the applicable Governmental/Judicial Body to enforce its collection remedies in respect thereof); all employee source deductions (including income taxes, Employment Insurance and Canada Pension Plan), sales taxes (both federal and provincial), payroll taxes and workers compensation payments are currently paid and up to date; it has made adequate provision for, and all required instalment payments have been made in respect of, taxes and remittances payable for the current period for which returns are not yet required to be filed; there are no agreements, waivers or other arrangements providing for an extension of time with respect to the filing of any tax return or the payment of any taxes or remittances described above; there are no actions or proceedings being taken by Canada Revenue Agency or any other Governmental/Judicial Body to enforce the payment of any taxes or remittances described above and it has no knowledge of any such actions or proceedings being contemplated by such authorities; except to the extent any of the foregoing would not reasonably be expected to have a Material Adverse Effect; and

(u) that all obligations owing under the Facilities rank in right of payment in priority to the Indebtedness evidenced under the Note Indenture.

7.2 Survival of Representations and Warranties

Unless expressly stated to be made as of a specific date, the representations and warranties made in this Agreement shall survive the execution of this Agreement and all other Credit Documents, and shall be deemed to be repeated as of the Drawdown Date, the Rollover Date or the Conversion Date (as applicable) as provided in Section 5.2(b) and as of the date of delivery of each Compliance Certificate, subject to modifications made by the Borrower to the Agent in writing and accepted by the Agent. The Lenders shall be deemed to have relied upon such representations and warranties at each such time as a condition of making an Advance hereunder or continuing to extend the Credit Facility hereunder.

Article VIII
COVENANTS

8.1 Positive Covenants

During the term of this Agreement, each Credit Party (unless otherwise specified) that is a party hereto covenants and agrees for and on behalf of itself and the Borrower covenants and agrees for and on behalf of each Guarantor that is not a party hereto, that it shall:

(a) duly and punctually pay the Obligations due and payable by it at the times and places and in the manner required by the terms of the Credit Documents to which it is a party;

(b) promptly provide the Agent with all information reasonably requested by the Agent from time to time concerning its financial condition, business and Property and at all reasonable times and from time to time upon reasonable notice, permit representatives of the Lenders to inspect any of its Property, and to examine and take extracts from its financial books, accounts and records, including but not limited to accounts and records stored in computer data banks and computer software systems, and to discuss its financial condition with its senior officers and (in the presence of such of its representatives as it may designate) its auditors, the reasonable expense of all of which shall be paid by the Borrower, provided that the exercise of the rights of the Lenders under this paragraph is not more frequent than is reasonably necessary;

(c) maintain insurance on all its Property with financially sound and reputable insurance companies or associations including all-risk property insurance, comprehensive general liability insurance and business interruption insurance (with the Agent shown as first mortgagee and loss payee), in amounts and against risks that are determined to be appropriate by it acting prudently, furnish to the Agent, on written request, but in any event annually, reasonably satisfactory evidence of the insurance carried and notify the Agent of any claims it made under the foregoing insurance policies in excess of $500,000;

(d) maintain and preserve its existence, organization and status in its jurisdiction of organization and in each other jurisdiction in which it carries on a business or owns assets and make all corporate, partnership and other filings and registrations necessary in connection therewith;

(e) continue to carry on the business currently being carried on and maintain all of its Property in good repair and working condition and carry on and continuously conduct its business currently being conducted in an efficient, diligent and businesslike manner and in accordance with standard industry practices;

(f) upon the reasonable request of the Lenders, deliver all documents relating to the acquisition of any corporation, partnership, other entity or business by it subsequent to the Closing Date;

(g) comply with Applicable Laws (including all Applicable Environmental Laws) and obtain and maintain all Permits necessary for the ownership of its Property and to the conduct of its business in each jurisdiction where it carries on business or owns material Property, including but not limited to those issued or granted by Governmental/Judicial Bodies;

(h) duly file on a timely basis all tax returns required to be filed by it, and duly and punctually pay all Taxes and other governmental charges levied or assessed against it or its Property;

(i) the Trust, the Business Trust and the Borrower shall cause each Material Subsidiary to execute and deliver to the Agent a guarantee of the Obligations of the Borrower together with such other Security, certificates and legal opinions described in Section 4.6 as and when such may be required by the Agent in accordance with this Agreement;

(j) the Trust and the Borrower shall provide to the Agent all Compliance Certificates required pursuant to Section 8.2(d) in a timely manner as required herein;

(k) ensure that the Security granted by it to the Agent and the Lenders remains legal, valid, binding and enforceable, in accordance with its terms (subject to Applicable Laws relating to bankruptcy and insolvency, affecting the rights of creditors generally and rules of equity of general application);

(l) cooperate with the Agent to permit the Agent to forthwith register, file and record the Security (or notices, financing statements or other registrations in respect thereof) in all proper offices where such registration, filing or recording may be reasonably necessary or advantageous to perfect or protect the security interests constituted by the Security and maintain all such registrations in full force and effect;

(m) provide to the Agent all such further and additional mortgages, charges and security interests that the Agent may reasonably require to effectively mortgage, charge and subject to an Encumbrance in all of the present and future Property of the Borrower, each Guarantor and each other Material Subsidiary;

(n) promptly notify the Agent of any Event of Default or any Default;

(o) promptly notify the Agent of the occurrence of a material default by it under any Contract entered into by it with respect to Funded Debt;

(p) promptly notify the Agent on becoming aware of the occurrence of any litigation, arbitration or other proceeding against or affecting any Borrower or any Guarantor which could result in liabilities or obligations owing by the Borrower or a Guarantor that in the aggregate exceeds $1,000,000 and from time to time provide the Agent with all reasonable information requested by the Agent concerning the status thereof;

(q) promptly notify the Agent upon hearing of the existence of any event, circumstance, development or condition in its business or condition, financial or otherwise, or any loss, destruction or damage to any of its Property which has had or which could reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect;

(r) promptly notify the Agent upon (i) learning of the existence of Hazardous Materials located on, above or below the surface of any land which it controls or contained in the soil or water constituting such land (except those Hazardous Materials being stored, used or otherwise handled in substantial compliance with applicable Requirements of Law), and (ii) the occurrence of any material release of Hazardous Materials that has occurred on or from such land; and

(s) provide the Agent with such other documents, opinions, consents, acknowledgments and agreements as are reasonably necessary to implement this Agreement and the Security from time to time.

8.2 Reporting Requirements

During the term of this Agreement, the Trust and the Borrower shall:

(a) as soon as practicable and in any event within forty-five (45) days of the end of each Fiscal Quarter, cause to be prepared and delivered to the Agent, the interim unaudited consolidated Financial Statements of the Trust and the Borrower as at the end of such Fiscal Quarter, prepared in accordance with GAAP;

(b) as soon as practicable and in any event within ninety (90) days after the end of each Fiscal Year, cause to be prepared and delivered to the Agent: (i) the annual consolidated Financial Statements of the Trust which shall be audited by an accounting firm acceptable to the Lenders, acting reasonably, and shall be prepared in accordance with GAAP;

(c) deliver to the Agent upon request of the Lenders unaudited unconsolidated internally prepared Financial Statements of the Guarantors (prepared in accordance with GAAP);

(d) concurrently with the delivery of its Financial Statements referred to in (a) and (b) above, provide the Agent with a Compliance Certificate signed by a Responsible Officer of the Trust and the Borrower;

(e) as soon as practicable and in any event within ninety (90) days after the end of each Fiscal Year, provide the Agent (in such detail and to contain such information as the Agent may reasonably request) with (i) consolidated financial statement projections for the next succeeding Fiscal Year, in substantially the same form as the Financial Statements in (a) above; (ii) a Capital Expenditure Budget for the next succeeding Fiscal Year; and (iii) cash flow projections for the next succeeding Fiscal Year;

(f) as soon as practicable and in any event within thirty (30) days of the end of each Fiscal Quarter, cause to be prepared and delivered to the Agent: (i) the name of all equipment financiers described in paragraph (h) of the definition of Permitted Encumbrances who have security over equipment and the receivables under any lease and sub-lease of such equipment entered into between a Credit Party and its customers; (ii) the monthly rental payment under all such leases and sub-leases; and (iii) the term and any renewal provisions of such leases and sub-leases;

(g) promptly provide the Agent with such other information as it may reasonably request respecting the Trust, Business Trust, the Borrower, a Guarantor or any other Subsidiary of the Trust; and

(h) promptly provide the Agent with notice of any event or circumstance that has or could reasonably be expected to have a Material Adverse Effect.

8.3 Negative Covenants

During the term of this Agreement, each Credit Party that is a party hereto covenants and agrees for and on behalf of itself and the Borrower covenants and agrees for and on behalf of each Guarantor that is not a party hereto that it shall not:

(a) cease to carry on its business currently being carried on by it on the date hereof or operate its business in a manner that could reasonably be expected to have a Material Adverse Effect;

(b) sell, lease, assign or transfer all or substantially all of its Property, except that a Guarantor may, sell, assign, lease or transfer all or substantially all of its Property to the Borrower or another Guarantor;

(c) initiate or participate in the Hostile Acquisition of any Person or any attempt to complete a Hostile Acquisition of any Person;

(d) consolidate, amalgamate or merge with any other Person, enter into any corporate reorganization or other transaction intended to effect a consolidation, amalgamation or merger or liquidate, wind-up or dissolve itself, or permit any liquidation, winding-up or dissolution; provided however, that a Guarantor may amalgamate with another Guarantor or the Borrower, if no Default or Event of Default has occurred that is continuing and no Default or Event of Default would exist after any such amalgamation and the Borrower provides to the Agent such legal opinions that the Agent may reasonably request confirming that the Credit Documents continue to constitute legal, valid and enforceable obligations against the resulting Persons;

(e) do or permit anything to adversely affect the ranking or validity of the Security except by incurring a Permitted Encumbrance;

(f) change its name, without providing the Agent with prior written notice thereof and promptly taking other steps, if any, as the Agent may, in its discretion reasonably request to permit the Agent to maintain the perfection of the Security with respect to the change in name;

(g) permit its chief executive office to be located in any province except the Provinces of Alberta and British Columbia, without providing the Agent with prior written notice thereof and promptly taking other steps, if any, as the Agent may, in its discretion, reasonably request to permit the Agent to maintain the perfection of the Security with respect to the change in location;

(h) make Distributions of any kind; provided however, (i) the Borrower may make Distribution to a Guarantor and a Guarantor may make Distribution to the Borrower or another Guarantor if no Default or Event of Default shall have occurred and is continuing or would result, or could reasonably be expected to result after making such Distribution, and (ii) the Trust may make Distributions to its Unitholders if such Distribution does not exceed the amount permitted in the Deed of Trust and if no Default or Event of Default shall have occurred and is continuing or would result, or could reasonably be expected to result, after making such Distribution;

(i) create, incur, assume or permit to exist any Encumbrance upon any of its Property, except Permitted Encumbrances;

(j) create, incur, assume or permit to exist any Indebtedness, except Permitted Indebtedness;

(k) change its capital structure unless the Lenders have provided their prior written consent, not to be unreasonably withheld;

(l) sell, lease, transfer or otherwise dispose of any of its Property which in any Fiscal Year in the aggregate, has a fair market value in excess of $5,000,000 unless the Lenders have provided their prior written consent, not to be unreasonably withheld;

(m) make (i) any single Acquisition or single Capital Expenditure which represents greater than 7.5% of the Consolidated Total Assets; (ii) make Acquisitions or Capital Expenditures in any Fiscal Year which in the aggregate exceeds fifteen (15%) percent of the Consolidated Total Assets; or (iii) make any Acquisition that carries on business other than the oil and gas servicing business and the construction business. All requests for any Acquisition in excess of (i) or (ii) relating to the above shall be made in writing to the Agent and accompanied by Financial Statements for the proposed Acquisition for the previous three (3) years (where available) and confirmation, by way of projected Financial Statements, confirming all financial covenants set forth in Section 8.4 will be complied with on a pre and post-acquisition basis. The Lenders will not unreasonably withhold their consent to any request for any such Acquisition, provided that the foregoing has been complied with;

(n) sell, transfer or assign accounts receivable without the prior written consent of the Lenders;

(o) make any Investment other than: (i) Guarantees in favour of the Agent required pursuant to the Agreement; (ii) Guarantees made in respect of the obligations of another Credit Party in respect of Permitted Indebtedness; (iii) loans or advances of credit to the Borrower or a Guarantor; and (iv) Investments by the Borrower and the Guarantors in Securities of the Borrower or a Guarantor;

(p) enter into any material Contracts or material transactions with any non arms-length Person, unless such Contract or transaction is on terms and conditions not more onerous to it than if such Contract or transaction was completed at fair market value with an arm's length third party;

(q) enter into or otherwise become a party to or obligated under any Hedge Agreement or other similar agreement ordinarily used for the purpose of hedging currency risk or interest rate risk, unless such Hedge Agreement or other agreement is entered into with the Hedge Provider and is entered into by it in the ordinary course of business and for the purpose of managing its currency risk and interest rate risk; and

(r) permit any of its Property to be located in any jurisdiction in which the Agent has not registered or perfected the Encumbrances constituted by the Security, without providing the Agent with at least thirty (30) days prior written notice of the Borrower's intention to locate such personal Property in any such other jurisdiction in Canada. As of the date hereof, the Security has only been registered in the Provinces of Alberta and British Columbia.

8.4 Financial Covenants

During the term of this Agreement, the Trust covenants and agrees that it shall:

(a) ensure that at all times, the Current Ratio shall be greater than or equal to **[REDACTED]**;

(b) ensure that at all times, the Funded Debt to EBITDA Ratio is less than or equal to **[REDACTED]**;

(c) ensure that at all times, the Fixed Charge Coverage Ratio shall not be less than **[REDACTED]**; and

(d) ensure that at all times, the Funded Debt to Capitalization Ratio is not more than **[REDACTED]**;

Each such ratio set out above, shall be confirmed to the Agent and the Credit Facility Lenders in the Compliance Certificate delivered to the Agent at the end of each Fiscal Quarter and Fiscal Year, as required pursuant to Subsection 8.2(d).

Article IX
DEFAULT

9.1 Events of Default

Each of the following events shall constitute an Event of Default:

(a) the Borrower fails to pay any amount of principal when the same becomes due and payable hereunder, whether at maturity or otherwise or the Borrower or a Guarantor fails to pay any amount of interest, fees or other Obligations within three (3) Banking Days after the same becomes due and payable hereunder or under another Credit Document to which it is a party; or

(b) the Borrower or another Credit Party, does not observe or perform any of its covenants or obligations contained herein or in any other Credit Document to which it is a party in any material respect (not otherwise specifically dealt with in this Section 9.1) and such breach or omission shall continue unremedied for more than ten (10) days after the earlier of a Responsible Officer of the Borrower or another Credit Party having knowledge of the breach or omission or the Borrower or another Credit Party receiving written notice from the Agent of such breach or omission; or

(c) the Borrower or another Credit Party, makes any representation or warranty under any of the Credit Documents to which it is a party which is incorrect or incomplete in any material respect when made or deemed to be made and (i) the incorrect or incomplete representation or warranty is not capable of being remedied by the Borrower or such other Credit Party, or (ii) if the matter is capable of being remedied by the Borrower or such other Credit Party, the same shall be continued unremedied for more than ten (10) days after the earlier of a Responsible Officer of the Borrower or such other Credit Party having actual knowledge of the incorrect or misleading representation or warranty, or the Borrower or such other Credit Party receiving written notice from the Agent of such incorrect or misleading representation or warranty; or

(d) the Borrower or another Credit Party, defaults in the performance of any of its obligations under a Contract in respect of Funded Debt in excess of $500,000 and any other Person that is a party thereto, has the right to provide notice to the Borrower or such other Credit Party of its intention to exercise the remedies available to such other Person under such Contract, or has otherwise begun to enforce such Contract; or

(e) the Borrower or another Credit Party, shall:

(i) become insolvent, or generally not pay its debts or meet its liabilities as the same become due, or suspend or threaten to suspend the conduct of its business, or admit in writing its inability to pay its debts generally, or declare any general moratorium on payment of its indebtedness or interest thereon, or propose a compromise or arrangement between it and any of its creditors;

(ii) make an assignment of its Property for the general benefit of its creditors whether or not under the *Bankruptcy and Insolvency Act* (Canada), or make a proposal (or file a notice of its intention to do so) whether or not under such Act;

(iii) institute any proceeding seeking to adjudicate it an insolvent, or seeking liquidation, dissolution, winding-up, reorganization, administration, compromise, arrangement, adjustment, protection, moratorium, relief, stay of proceedings of creditors generally (or any class of creditors), or composition of it or its debts under any other statute, rule or regulation relating to bankruptcy, winding-up, insolvency, reorganization, administration, plans of arrangement, relief or protection of debtors (including the *Bankruptcy and Insolvency Act* (Canada), the *Companies' Creditors Arrangement Act* (Canada) and any applicable *Business Corporations Act* or *Company Act*) except as such winding-up, reorganization or plan of arrangement may be permitted by Section 8.3(d);

(iv) apply for the appointment of, or the taking of possession by, a receiver, interim receiver, administrative receiver, receiver/manager, custodian, administrator, trustee, liquidator or other similar official for it or any material part of its Property; or

(v) take any overt action to approve, consent to or authorize any of the actions described in this paragraph (e) or in paragraph (f) below;

(f) if any petition shall be filed, application made or other proceeding instituted by a third party against or in respect of the Borrower or another Credit Party:

(i) seeking to adjudicate it an insolvent, or seeking a declaration that an act of bankruptcy has occurred;

(ii) seeking a receiving order against it including under the *Bankruptcy and Insolvency Act* (Canada);

(iii) seeking liquidation, dissolution, winding-up, reorganization, administration, compromise, arrangement, adjustment, protection, moratorium, relief, stay of proceedings of creditors generally (or any class of creditors), or composition of it or its debts under any statute, rule or regulation relating to bankruptcy, winding-up, insolvency, reorganization, administration, plans of arrangement, relief or

protection of debtors (including the *Bankruptcy and Insolvency Act* (Canada), the *Companies' Creditors Arrangement Act* (Canada) and any applicable *Business Corporations Act* or *Company Act*); or

(iv) seeking the entry of an order for relief or the appointment of a receiver, interim receiver, administrative receiver, receiver/manager, custodian, administrator, trustee, liquidator or other similar official for it or any material part of its Property,

and such petition, application or proceeding shall continue undismissed, or unstayed and in effect, for a period of ten (10) days after the institution thereof, provided that if an order, decree or judgment which is not stayed has been granted (whether or not entered or subject to appeal) against the Borrower or another Credit Party, thereunder in the interim, such grace period shall cease to apply; or

(g) if any receiver, receiver manager or similar officer is appointed over the Borrower or any other Credit Party, or over all or substantially all of the Property and assets of the Borrower or any other Credit Party and such receiver, receiver manager or similar official is not removed or discharged within fifteen (15) days of such appointment; provided however, such grace period shall cease to apply if the Borrower or such other Credit Party consents to such appointment, fails to diligently object and contest the appointment with appropriate proceedings, or if such receiver, receiver manager or similar official is not effectively stayed from realizing on the Property and assets of the Borrower or such other Credit Party;

(h) if Property of the Borrower or another Credit Party, having a fair market value in excess of $500,000 shall be seized (including by way of execution, attachment, garnishment or distraint) or any Encumbrance thereon shall be enforced, or such Property shall become subject to any receivership, or any charging order or equitable execution of a court, or any writ of enforcement, writ of execution or distress warrant with respect to obligations in excess of $500,000 shall exist in respect of the Borrower or another Credit Party, or such Property, or any receiver, sheriff, civil enforcement agent or other Person shall become lawfully entitled to seize or distrain upon any such Property under the *Civil Enforcement Act* (Alberta), the *Workers' Compensation Act* (Alberta), the *Personal Property Security Act* (Alberta) or any other Applicable Laws whereunder similar remedies are provided, and in any case such seizure, execution, attachment, garnishment, distraint, receivership, charging order or equitable execution, or other seizure or right, shall continue in effect and not released or discharged for more than ten (10) days; or

(i) if one or more judgments for the payment of money in the aggregate in excess of $500,000 from time to time, and not substantially covered by insurance, shall be rendered by a court of competent jurisdiction against the Borrower or another Credit Party, and such party shall not have (i) provided for its discharge in accordance with its terms within ten (10) days from the date of entry thereof, or (ii) procured a stay of execution thereof within five (5) Banking Days from the date of entry thereof and within such period, or such longer period during which execution of such judgment shall have been stayed, appealed such judgment and caused the execution thereof to be stayed during such appeal; or

(j) if any material provision of any Credit Document shall at any time cease to be in full force and effect, be declared to be void or voidable or shall be repudiated, or the validity

or enforceability thereof shall at any time be contested by the Borrower or another Credit Party, or the Borrower or such other Credit Party, shall deny that it has any or any further liability or obligation thereunder; or

(k) there is an event or circumstance with respect to the Borrower or another Credit Party, which could reasonably be expected to have a Material Adverse Effect.

9.2 Acceleration and Termination of Rights

(a) If any Event of Default occurs and is continuing, no Lender shall be under any further obligation to make Advances and the Majority Lenders may instruct the Agent to give notice (an "**Acceleration Notice**") to the Borrower and/or any Guarantor (i) declaring the Lenders' obligations to make Advances to be terminated, whereupon the same shall forthwith terminate, and/or (ii) declaring the Obligations under this Agreement to be forthwith due and payable, whereupon they shall become and be forthwith due and payable without presentment, demand, protest or further notice of any kind, all of which are hereby expressly waived by the Borrower; provided however, the Agent shall be deemed to give such notice to the Borrower immediately upon the occurrence of an Event of Default described in Section 9.1(e).

(b) Notwithstanding the reference to Defaults and Events of Default under this Agreement, if all Obligations are not paid in full upon the Stated Maturity Date, the Agent shall be entitled to demand repayment of all such amounts outstanding under the Credit Facility at any time thereafter, upon the instructions of the Majority Lenders under the Credit Facility.

9.3 Payment of Bankers' Acceptances and Letters of Credit

Immediately upon the delivery or deemed delivery of an Acceleration Notice, the Borrower shall, without necessity of further act or evidence, be and become thereby unconditionally obligated to deposit forthwith with the Agent for the Lenders' benefit, Collateral equal to the full principal amount at maturity of all Bankers' Acceptances, Notional Bankers' Acceptances and the Face Amount of all Letters of Credit/Guarantee then outstanding and issued by the Working Capital Lender and the Borrower hereby unconditionally promises and agrees to deposit with the Agent immediately upon delivery or deemed delivery of such Acceleration Notice, Collateral in the amount so demanded. The Borrower authorizes the Lenders, or any of them, to debit its account with the amount required to pay such Bankers' Acceptances, Notional Bankers' Acceptances (notwithstanding that any such Bankers' Acceptances and Notional Bankers' Acceptances may be held by the Lenders, or any of them, in their own right at maturity) and with the amount required to pay any drawings under Letters of Credit/Guarantee. Amounts paid to the Agent and/or to the Working Capital Lender pursuant to such a demand in respect of Bankers' Acceptances or Notional Bankers' Acceptances shall be considered to be a prepayment by the Borrower in respect of such obligations (without any deduction of fees or discounts in respect thereof) and be applied against, and in respect of a demand by the Agent and shall reduce, pro rata among the BA Lenders and Non BA Lenders, in the case of Bankers' Acceptances and Notional Bankers' Acceptances (to the extent of the amounts paid to the Agent in respect of Bankers' Acceptances or Notional Bankers' Acceptances, as the case may be), the obligation of the Borrower to pay amounts then or thereafter payable under such Bankers' Acceptances, Notional Bankers' Acceptances or Letters of Credit/Guarantee accepted or issued hereunder at the times amounts become payable under or in respect thereof, as the case may be.

9.4 Remedies

Upon the delivery or deemed delivery of an Acceleration Notice contemplated by Section 9.2, the Security shall become immediately enforceable and the Majority Lenders may instruct the Agent to take such action or proceedings on behalf of the Lenders as the Majority Lenders in their sole discretion deem expedient to enforce the rights and remedies available to the Agent and the Lenders under or in respect of the Credit Documents, all without any additional notice, presentment, demand, protest or other formality, all of which are hereby expressly waived by the Borrower.

9.5 Waivers

No failure of the Agent or the Lenders to exercise, or delay by the Agent or the Lenders in exercising, any of its rights or remedies shall be construed as a waiver of any Default or Event of Default.

9.6 No Obligation to Enforce

Neither the Lenders nor the Agent shall be under any obligation to the Borrower or any other Person to realize any collateral or enforce the Security or any part thereof or to allow any collateral to be sold, dealt with or otherwise disposed of. The Lenders shall not be responsible or liable to the Borrower or any other Person for any loss or damage upon the realization or enforcement of, the failure to realize or enforce any collateral or any part thereof or the failure to allow any collateral to be sold, dealt with or otherwise disposed of or for any act or omission on their respective parts or on the part of any director, officer, agent, servant or adviser in connection with any of the foregoing, except that a Lender may be responsible or liable for any loss or damage arising from the wilful misconduct or gross negligence of that Lender.

9.7 Perform Obligations

If after the occurrence and during the continuance as an Event of Default, the Borrower or another Credit Party has failed to perform any of its covenants or agreements in the Credit Documents, the Majority Lenders may, but shall be under no obligation to instruct the Agent on behalf of the Lenders to perform any such covenants or agreements in any manner deemed fit by the Majority Lenders without thereby waiving any rights to enforce the Credit Documents. The reasonable expenses (including any legal costs) paid by the Agent and/or Lenders in respect of the foregoing shall be added to and become part of the Obligations and shall be secured by the Security.

9.8 Third Parties

No Person dealing with the Agent or any agent of the Agent shall be concerned to inquire whether the Security has become enforceable, or whether the powers which the Agent is purporting to exercise have been exercisable, or whether any Obligations remain outstanding upon the security thereof, or as to the necessity or expediency of the stipulations and conditions subject to which any sale shall be made, or otherwise as to the propriety or regularity of any sale or other disposition or any other dealing with the collateral charged by such Security or any part thereof.

9.9 Remedies Cumulative

The rights and remedies of the Agent and the Lenders (or any of them) under the Credit Documents are cumulative and are in addition to and not in substitution for any rights or remedies provided by law. Any single or partial exercise by the Agent and the Lenders (or any of them) of any right or remedy for a default or breach of any term, covenant, condition or agreement herein contained

shall not be deemed to be a waiver of or to alter, affect, or prejudice any other right or remedy or other rights or remedies to which the Agent and the Lenders (or any of them) may be lawfully entitled for the same default or breach. Any waiver by the Agent and the Lenders (or any of them) of the strict observance, performance or compliance with any term, covenant, condition or agreement herein contained, and any indulgence granted by the Agent and the Lenders (or any of them) shall be deemed not to be a waiver of any subsequent default.

9.10 Continuing Security

Each Security document shall for all purposes be treated as separate and continuing guarantees, security and subordinations and shall be deemed to have been given in addition to and not in place of any other guarantee, security or any subordination now held or hereafter acquired by the Agent, any Lender or any Hedge Provider. No item or part of any Security shall be merged or be deemed to have been merged in or by any simple contract debt or any judgment, and any realization of or steps taken under or pursuant to any Security document shall be independent of and not create a merger with any other right available to the Agent or any Lender under this Agreement, any other Security document or other Credit Document held by it or them or at law or in equity.

9.11 Dealing with the Security

The Agent and the Lenders may grant extensions of time or other indulgences, take and give up securities, accept compositions, grant releases and discharges and otherwise deal with the Borrower or any other Credit Party as the Agent and the Lenders may see fit, and the Lenders may, subject to the provisions hereof, apply all moneys received from the Borrower, and the other Credit Parties or others obligated to pay or perform any of the Obligations, or from securities, to such part of the Obligations as the Lenders may think best, without prejudice to or in any way limiting the liability of the Borrower and the other Credit Parties under any of the Credit Documents or for any deficiency.

9.12 Effectiveness and Survival for Permitted Hedges

The Security documents contemplated or required to be created hereby shall be effective upon execution and delivery thereof, and the undertakings as to the Borrower and the other Credit Parties herein or in any other Credit Document hereunder shall be continuing, whether the monies hereby or thereby secured or any part thereof shall be advanced before or after or at the same time as the creation of any such Credit Document or before or after or upon the date of execution of any amendments to or restatements of this Agreement, and shall not be affected by the Obligations fluctuating from time to time. Notwithstanding the cancellation of all of the Commitment and the full and final payment of all Obligations outstanding under this Agreement or any termination of this Agreement, the Security shall survive and continue until all Obligations owing under the Permitted Lender Hedges are also fully and finally paid, except to the extent that the Permitted Lender Hedges provide otherwise; provided however, upon the cancellation of all of the Commitment and the full and final payment of all Obligations under this Agreement, the Agent shall be fully, finally and absolutely released from all liabilities and obligations arising under, out of or in connection with the Security documents and shall have no obligation, liability or duty to any Hedge Provider arising under, out of or in connection with the Security documents.

9.13 Set-Off or Compensation

In addition to and not in limitation of any rights now or hereafter granted under Applicable Laws, upon the occurrence and during the continuance of an Event of Default, the Lenders, or any of them, may at any time and from time to time without notice to the Borrower or any other Person, any notice being expressly waived, set-off, combine accounts and compensate and apply any and all deposits, general or

special, time or demand, provisional or final, matured or unmatured, and any other indebtedness at any time owing by the Lenders, or any of them, to or for the credit of or the account of the Borrower or any other Credit Party, against and on account of the Obligations owing by the Borrower and such other Credit Party to the Lenders, notwithstanding that any of them are contingent or unmatured.

Article X
THE AGENT AND THE LENDERS

10.1 Authorization of Agent and Relationship

Each Lender hereby appoints TD as Agent, and TD hereby accepts such appointment. The appointment may only be terminated as expressly provided in this Agreement. Each Lender hereby authorizes the Agent to take such action on its behalf under the provisions of this Agreement and the other Credit Documents and to exercise such powers and perform such duties as are expressly delegated to the Agent by the terms of this Agreement and the other Credit Documents, together with all powers reasonably incidental thereto. Notwithstanding any provision to the contrary elsewhere in this Agreement, the Agent shall have no duties or obligations except those expressly set forth herein and no other duties or obligations of the Agent shall be implied in this Agreement or in any other Credit Documents. The Agent may perform such duties or obligations by or through its agents or employees. The Agent shall not by reason of this Agreement or any of the other Credit Documents have a fiduciary duty in respect of any Lender. As to any matters not expressly provided for by this Agreement, the Agent is not required to exercise any discretion or to take any action, but is required to act or to refrain from acting (and is fully protected in so acting or refraining from acting) upon the instructions of the Lenders or the Majority Lenders, as the case may be. Those instructions shall be binding upon all Lenders, but the Agent is not required to take any action which exposes the Agent to personal liability or which is contrary to this Agreement or Applicable Law.

10.2 Disclaimer of Agent

The Agent makes no representation or warranty, and assumes no responsibility with respect to the due execution, legality, validity, sufficiency, enforceability or collectability of this Agreement or any other Credit Document. The Agent assumes no responsibility for the financial condition of the Borrower or any other Credit Party, or for the performance of the obligations of the Borrower or any other Credit Party under this Agreement or any other Credit Document. The Agent assumes no responsibility with respect to the accuracy, authenticity, legality, validity, sufficiency or enforceability of any documents, papers, materials or other information furnished by the Borrower or any other Credit Party to the Agent. The Agent shall not be required to ascertain or inquire as to the performance or observance of any of the terms, conditions, provisions, covenants or agreements contained herein or as to the use of the proceeds of the Credit Facility or of the existence or possible existence of any Default or Event of Default unless the officers or employees of the Lender acting as Agent active in their capacity as officers or employees on the accounts of the Borrower have actual knowledge thereof, or have been notified thereof in writing by the Borrower or a Lender. Neither the Agent nor any of its directors, officers, agents or employees shall be liable for any action taken or omitted to be taken by it or them as Agent under or in connection with the Agreement except for its or their own gross negligence or wilful misconduct. With respect to its Commitment, the Lender acting as Agent shall have the same rights and powers hereunder as any other Lender, and may exercise the same as though it were not performing the duties and functions delegated to it as Agent hereunder.

10.3 Failure of Lender to Fund

(a) Unless the Agent has actual knowledge that a Lender has not made or will not make available to the Agent for value on a Drawdown Date the applicable amount required from such Lender pursuant to Sections 6.5 or 6.8 or its Proportionate Share of a deemed Advance under Section 6.10, the Agent shall be entitled to assume that such amount has been or will be received from such Lender when so due and the Agent may (but shall not be obliged to), in reliance upon such assumption, make available to the Borrower a corresponding amount (except that no such amount shall be made available to the Borrower in the case of a deemed Advance). If such amount is not in fact received by the Agent from such Lender on such Drawdown Date and the Agent has made available a corresponding amount to the Borrower on such Drawdown Date as aforesaid (or is deemed to have made an Advance to the Borrower in such amount), such Lender shall pay to the Agent on demand an amount equal to the aggregate of the applicable amount required from such Lender pursuant to Sections 6.5 or 6.8 or its Proportionate Share of a deemed Advance under Section 6.10 plus an amount equal to the product of (i) the rate per annum applicable to overnight deposits made with the Agent for amounts approximately equal to the amount required from such Lender multiplied by (ii) the amount that should have been paid to the Agent by such Lender on such Drawdown Date, Rollover Date or Conversion Date, as applicable and was not, multiplied by (iii) a fraction, the numerator of which is the number of days that have elapsed from and including such Drawdown Date, Rollover Date or Conversion Date, as applicable to but excluding the date on which the amount is received by the Agent from such Lender and the denominator of which is 365 in all other cases. A certificate of the Agent containing details of the amount owing by a Lender under this Section 10.3(a) shall be binding and conclusive in the absence of manifest error. If any such amount is not in fact received by the Agent from such Lender on such Drawdown Date, Rollover Date or Conversion Date, the Agent shall be entitled to recover from the Borrower, on demand, the related amount made available by the Agent to the Borrower as aforesaid together with interest thereon at the applicable rate per annum payable by the Borrower hereunder.

(b) Notwithstanding the provisions of Section 10.3(a), if any Lender fails to make available to the Agent its Proportionate Share of any Advance, which for greater certainty includes a deemed Advance, (such Lender being herein called the "**Defaulting Lender**"), the Agent shall forthwith give notice of such failure by the Defaulting Lender to the Borrower (except where such failure relates to a deemed Advance) and the other Lenders. The Agent shall then forthwith give notice to the other Lenders that any Lender may make available to the Agent all or any portion of the Defaulting Lender's Proportionate Share of such Advance (but in no way shall any other Lender or the Agent be obliged to do so) in the place of the Defaulting Lender. If more than one Lender gives notice that it is prepared to make funds available in the place of a Defaulting Lender in such circumstances and the aggregate of the funds which such Lenders (herein collectively called the "**Contributing Lenders**" and individually called the "**Contributing Lender**") are prepared to make available exceeds the amount of the Advance which the Defaulting Lender failed to make, then each Contributing Lender shall be deemed to have given notice that it is prepared to make available its Proportionate Share of such Advance based on the Contributing Lenders' relative commitments to advance in such circumstances. If any Contributing Lender makes funds available in the place of a Defaulting Lender in such circumstances, then the Defaulting Lender shall pay to any Contributing Lender making the funds available in its place, forthwith on demand, any amount advanced on its behalf together with interest thereon at the rate applicable to such Advance from the date

of advance to the date of payment, against payment by the Contributing Lender making the funds available of all interest received in respect of the Advance from the Borrower. The failure of any Lender to make available to the Agent its Proportionate Share of any Advance as required herein shall not relieve any other Lender of its obligations to make available to the Agent its Proportionate Share of any Advance as required herein.

10.4 Payments by the Borrower and Other Credit Parties

All payments made by or on behalf of the Borrower or any other Credit Party pursuant to this Agreement or the other Credit Documents (including amounts received (net of all relevant costs and expenses of the Agent) by the Agent as a result of the exercise of any right of set-off, combination or consolidation of accounts, or by counterclaim or cross-action) shall be made to and received by the Agent on behalf of the Lenders (except that amounts received by the Agent in respect of amounts payable to the Working Capital Lender shall be paid only to the Working Capital Lender) and shall be distributed by the Agent to the Lenders as soon as possible upon receipt by the Agent. Subject to the provisions of Section 10.5, the Agent shall distribute in the following order of priority:

(a) unpaid fees, costs and expenses of the Agent;

(b) payments of interest and fees:

(i) in accordance with each Lender's Proportionate Share of the Syndicated Facility, or

(ii) after an Acceleration Notice is delivered or deemed delivered by the Agent pursuant to Section 9.2, the Agent shall distribute payments of interest and fees (including without limitation any payment of interest or fees obtained by the Agent as a result of the enforcement of the Credit Documents) in accordance with each Lender's Proportionate Share of the Credit Facility until such interest and fees are paid in full;

(c) repayments of the Outstanding Principal:

(i) in accordance with each Lender's Proportionate Share of the Credit Facility, or

(ii) after a declaration is made by the Agent pursuant to Section 9.2, the Agent shall distribute repayments of principal (including without limitation any repayments of principal obtained by the Agent as a result of the enforcement of the Credit Documents) in accordance with each Lender's Proportionate Share of the aggregate of the Credit until such Outstanding Principal is paid in full; and

(d) all other payments received by the Agent under this Agreement, in accordance with what would otherwise be each Lender's Proportionate Share of the Credit Facility.

Notwithstanding the foregoing, any such distribution that would otherwise be made pursuant to Section 10.4(c) on account of any outstanding Bankers' Acceptances, Notional Bankers' Acceptances or Letters of Credit shall be set aside in a separate collateral account for the primary benefit of the Lenders who have issued such Bankers' Acceptances, Notional Bankers' Acceptances or Letters of Credit (and for the secondary benefit of the Lenders in respect of other Obligations owing by the Borrower to the

Lenders) until and to the extent that such Obligations become matured and not contingent, at which time such distributions shall be made to the Lenders for whose primary benefit such amounts are held.

Subject to Section 10.5, if the Agent does not distribute a Lender's Proportionate Share of a payment made by the Borrower to or for the benefit of that Lender for value on the day that payment is made or deemed to have been made to the Agent, the Agent shall pay to the Lender on demand an amount equal to the product of (i) the Agent's rate per annum applicable to overnight deposits for amounts approximately equal to the amount of the payment multiplied by (ii) the Lender's Proportionate Share of the amount received by the Agent from the Borrower and not so distributed, multiplied by (iii) a fraction, the numerator of which is the number of days that have elapsed from and including the date of receipt of the payment by the Agent to but excluding the date on which the payment is made by the Agent to such Lender and the denominator of which is 365.

10.5 Payments by Agent

(a) For greater certainty, the following provisions shall apply to any and all payments made by the Agent to the Lenders hereunder:

(i) the Agent shall be under no obligation to make any payment (whether in respect of principal, interest, fees or otherwise) to any Lender until an amount in respect of such payment has been received by the Agent from the Borrower;

(ii) if the Agent receives less than the full amount of any payment of principal, interest, fees or other amount owing by the Borrower under this Agreement, the Agent shall have no obligation to remit to each Lender any amount other than such Lender's Proportionate Share (based on the then outstanding Obligations of the Borrower hereunder) of that amount which is the amount actually received by the Agent;

(iii) if any Lender advances more or less than its Proportionate Share of the Credit, such Lender's entitlement to such payment shall be increased or reduced, as the case may be, in proportion to the amount actually advanced by such Lender;

(iv) if a Lender's Proportionate Share of an Advance has been advanced for less than the full period to which any payment by the Borrower relates, such Lender's entitlement to such payment shall be reduced in proportion to the length of time such Lender's Proportionate Share of the applicable Advance has actually been outstanding;

(v) the Agent acting reasonably and in good faith shall, after consultation with the Lenders in the case of any dispute, determine in all cases the amount of all payments to which each Lender is entitled and such determination shall, in the absence of manifest error, be binding and conclusive;

(vi) upon request, the Agent shall deliver a statement detailing any of the payments to the Lenders referred to herein; and

(vii) all payments by the Agent to a Lender hereunder shall be made to such Lender at its address set out beside its signature unless notice to the contrary is received by the Agent from such Lender.

(b) Unless the Agent has actual knowledge that the Borrower has not made or will not make a payment to the Agent for value on the date in respect of which the Borrower has notified the Agent that the payment will be made, the Agent shall be entitled to assume that such payment has been or will be received from the Borrower when due and the Agent may (but shall not be obliged to), in reliance upon such assumption, pay the Lenders' corresponding amounts. If the payment by the Borrower is in fact not received by the Agent on the required date and the Agent has made available corresponding amounts to the Lenders, the Borrower shall, without limiting its other obligations under this Agreement, indemnify the Agent against any and all liabilities, obligations, losses (other than loss of profit), damages, penalties, and all reasonable costs, expenses or disbursements of any kind or nature whatsoever that may be imposed on or incurred by the Agent as a result of such non-payment. A certificate of the Agent with respect to any amount owing under this Section shall be *prima facie* evidence of the amount owing in the absence of manifest error. If a payment is not in fact received by the Agent from the Borrower and the Agent has paid to a Lender a corresponding amount, such Lender shall pay to the Agent on demand an amount equal to the aggregate of the amount of such payment made to the Lender plus the product of (i) the Lender's rate per annum applicable to overnight deposits for amounts approximately equal to the amount paid by the Agent to such Lender and not so received from the Borrower multiplied by (ii) the amount paid by the Agent to such Lender and not so received from the Borrower, multiplied by (iii) a fraction, the numerator of which is the number of days that have elapsed from and including the date of payment by the Agent to the Lender to but excluding the date on which payment is made by such Lender to the Agent and the denominator of which is 365.

10.6 Adjustments to Outstanding Advances and Direct Payments

Each Lender agrees that, after the Agent (on the instructions of the Majority Lenders) demands or is deemed to demand payment of the Obligations outstanding under the Credit pursuant to Section 9.2, it will at any time and from time to time upon the request of the Agent as requested by any Lender, purchase portions of the Advances made available by the other Lenders, which remain outstanding and make any other adjustments which may be necessary or appropriate, in order that the aggregate amount of Advances made by each Lender under the Credit Facility will be in the same proportion as the applicable Lender's Proportionate Share of the Commitment.

The Lenders agree among themselves that, except as otherwise provided for in this Agreement and except as necessary to adjust for Advances that are not in each Lender's Proportionate Share under the Credit, all sums received by a Lender relating to this Agreement, by virtue of the other Credit Documents, whether received by voluntary payment, the exercise of the right of set-off, combination or consolidation of accounts, or compensation or by counterclaim, cross-action or otherwise, shall be shared by each Lender in its Proportionate Share of the Credit Facility in accordance with Section 10.4 and each Lender undertakes and agrees to do all such things as may be reasonably required to give full effect to this Section, including, without limitation, the purchase from other Lenders of a portion of any Advances by the Lender who has received an amount in excess of its Proportionate Share as shall be necessary to cause such purchasing Lender to share the excess amount rateably in its Proportionate Share with the other Lenders. If any sum which is so shared is later recovered from the Lenders who originally received it, the Lender shall restore its Proportionate Share of such sum to such Lenders, without interest. If any Lender (a "**Receiving Lender**") shall obtain any payment of the Obligations as referred to above, the Receiving Lender shall forthwith remit such payment to the Agent and, upon receipt, the Agent shall distribute such payment in accordance with the provisions of Section 10.4.

10.7 Administration of the Credits and Lenders' Consent to Waivers, Amendments, etc.

(a) Unless otherwise specified herein, the Agent shall perform the following duties under this Agreement:

(i) take delivery of each Lender's Proportionate Share of an Advance and make all Advances hereunder in accordance with the procedures set forth in Sections 6.5 and 6.8;

(ii) use reasonable efforts to collect promptly all sums due and payable by the Borrower pursuant to this Agreement;

(iii) make all payments to the Lenders in accordance with the provisions hereof;

(iv) hold all legal documents relating to the Credit, maintain complete and accurate records showing all Advances made by the Lenders, all remittances and payments made by the Borrower to the Agent, all remittances and payments made by the Agent to the Lenders and allow each Lender and their respective advisors to examine such accounts, records and documents at their own expense, and provide any Lender, upon reasonable notice, with such copies thereof as such Lender may reasonably require from time to time at its expense;

(v) except as otherwise specifically provided for in this Agreement, promptly notify each Lender upon receipt of each notice and deliver to each Lender, promptly upon receipt, all other written communications furnished by the Borrower to the Agent pursuant to this Agreement, including without limitation copies of financial reports and certificates which are to be furnished to the Agent;

(vi) forward to each of the Lenders, one copy each of this Agreement and other Credit Documents;

(vii) promptly forward to each Lender, upon request, an up-to-date loan status report and any other information respecting the Borrower reasonably requested by such Lender; and

(viii) upon learning of same, promptly notify each Lender in writing of the occurrence of an Event of Default or the occurrence of any event, condition or circumstance which could be expected to have a Material Adverse Effect, provided that, except as aforesaid, the Agent shall be under no duty or obligation whatsoever to provide any notice to the Lenders and further provided that each Lender hereby agrees to notify the Agent of any Default or Event of Default of which it may reasonably become aware.

(b) Any waiver of or any amendment to a provision of the Credit Documents which relates to:

(i) a change in the types of available Advances, decreases in interest rates, Commitment Fees, Bankers' Acceptance Stamping Fees, the Applicable Margin, the Commitment Fee Rate, shortening notice periods, decreasing the amount of any payments payable by the Borrower to the Lenders under this Agreement or

any waiver of the time of payment of any amounts payable to the Lenders under this Agreement;

(ii) an increase or decrease in the Commitment of any Lender other than as provided for herein;

(iii) an assignment or transfer by the Borrower of any of its rights and obligations under this Agreement other than as provided for herein;

(iv) a change in the definition of "Majority Lenders", "Term Date", "Stated Maturity Date", "Non-Agreeing Lender Term Date", "Non-Agreeing Lender Stated Maturity Date ", "Material Subsidiary", or any other definition to the extent relevant to any of the other provisions of this Section 10.7(b);

(v) any matter which, pursuant to the Credit Documents, specifically requires the consent or agreement of all of the Lenders;

(vi) the provisions of Sections 4.6, 8.3(b), 8.3(e), 8.3(i) or 10.7(b); or

(vii) an Event of Default under Section 9.1(a);

shall bind the Lenders and if applicable, all of the Hedge Providers, only if such waiver or amendment is agreed to in writing by all of the Lenders. In addition, any waiver of or amendment to any provision of the Credit Documents which relates to an increase in the Commitment of any Lender shall bind that Lender only if agreed to in writing by such Lender.

(c) Subject to Sections 10.7(b) and 10.7(d) and except as otherwise provided in the Credit Documents, any waiver of or any amendment to any provision of the Credit Documents and any action, consent or other determination in connection with the Credit Documents shall bind all of the Lenders and if applicable, all of the Hedge Providers, if such waiver, amendment, action, consent or other determination is agreed to in writing by the Majority Lenders.

(d) Subject to Section 10.7(b) and except as otherwise provided in the Credit Documents, any determination, consent, approval or other action made by the Agent hereunder pursuant to any provision which states that such action shall or may be taken by the Agent shall bind all of the Lenders.

(e) Any waiver of or any amendment to any provision of the Credit Documents which relates to the rights or obligations of the Working Capital Lender or the Agent shall require the agreement of the Working Capital Lender and Agent, as applicable.

(f) As between the Borrower, on the one hand, and the Agent and the Lenders, on the other hand:

(i) all statements, certificates, consents and other documents which the Agent purports to deliver on behalf of the Lenders or the Majority Lenders shall be binding on each of the Lenders, and the Borrower shall not be required to ascertain or confirm the authority of the Agent in delivering such documents;

(ii) all certificates, statements, notices and other documents which are delivered by the Borrower and any other Credit Party to the Agent in accordance with this Agreement shall be deemed to have been delivered to each of the Lenders;

(iii) all payments which are delivered by the Borrower to the Agent in accordance with this Agreement shall be deemed to have been duly delivered to each of the Lenders; and

(iv) unless a Default or an Event of Default has occurred and is continuing, the consent of the Borrower to the appointment of any Successor Agent must be obtained, but such consent shall not be unreasonably withheld.

10.8 Rights of Agent

(a) In administering the Credit or in realizing on the rights available under this Agreement or the other Credit Documents, the Agent may retain, at the expense of the Lenders if such expenses are not recoverable from the Borrower, such solicitors, counsel, auditors and other experts and agents as the Agent may select, in its sole discretion, acting reasonably and in good faith after consultation with the Lenders.

(b) The Agent shall be entitled to rely on any communication, instrument or document believed by it to be genuine and correct and to have been signed by the proper individual or individuals, and shall be entitled to rely and shall be protected in relying as to legal matters upon opinions of independent legal advisors selected by it. The Agent may also assume that any representation made by the Borrower or the other Credit Parties is true and that no Default or Event of Default has occurred unless the officers or employees of the Lender acting as Agent, active in their capacity as officers or employees responsible for the Borrower's accounts, have actual knowledge to the contrary or have received notice to the contrary from any other party to this Agreement.

(c) The Agent may, without any liability to account, but subject to the terms of this Agreement, enter into swap agreements, futures contracts and other similar agreements with the Borrower and/or the other Credit Parties, accept deposits from and lend money to and generally engage in any kind of banking, or other business with the Borrower and/or the other Credit Parties as if it were not the Agent.

(d) The Agent shall not be required to advance its own funds for any purpose, and, in particular, shall not be required to pay with its own funds insurance premiums, taxes or public utility charges or the cost of repairs or maintenance with respect to any of the Property of the Borrower or the other Credit Parties, nor shall it be required to pay with its own funds the fees of solicitors, counsel, auditors, experts, or agents engaged by it as permitted hereby.

10.9 Acknowledgements, Representations and Covenants of Lenders

(a) It is acknowledged and agreed by each Lender that it has itself been, and will continue to be, solely responsible for making its own independent appraisal of and investigations into the financial condition, creditworthiness, Property, affairs, status and nature of the Borrower and each of the other Credit Parties. Accordingly, each Lender confirms to the Agent that it has not relied, and will not hereafter rely, on the Agent (i) to check or inquire on its behalf into the adequacy or completeness of any information provided by

the Borrower or the other Credit Parties under or in connection with this Agreement, the other Credit Documents or the transactions herein contemplated (whether or not such information has been or is hereafter distributed to such Lender by the Agent) or (ii) to assess or keep under review on its behalf the financial condition, creditworthiness, Property, affairs, status or nature of he Borrower or the other Credit Parties.

(b) Each Lender represents and warrants to the other Parties hereto that it has the legal capacity to enter into this Agreement pursuant to its charter and any Applicable Laws and has not violated its charter, constating documents or any Applicable Laws by so doing.

(c) Each Lender agrees to indemnify the Agent (to the extent not reimbursed by the Borrower), rateably according to its Proportionate Share of the Credit Facility from and against any and all liabilities and obligations (whether direct or indirect, contingent or otherwise), losses, damages, penalties, actions, judgments, suits, costs, expenses or disbursements of any kind or nature whatsoever which may be imposed on, incurred by, or asserted against the Agent in any way relating to or arising out of the Credit Documents or the transactions therein contemplated, provided that no Lender shall be liable for any portion of such liabilities, obligations, losses, damages, penalties, actions, judgments, suits, costs, expenses or disbursements resulting from the Agent's gross negligence or wilful misconduct. Without limiting the generality of the foregoing, each Lender agrees to reimburse the Agent promptly upon demand rateably according to its Proportionate Share of the Credit Facility for any out-of-pocket expenses (including counsel fees) incurred by the Agent in connection with the preservation of any rights of the Agent or the Lenders under, or the enforcement of, or legal advice in respect of rights or responsibilities under this Agreement or under the other Credit Documents, to the extent that the Agent is not promptly reimbursed for such expenses by the Borrower. The obligation of the Lenders to indemnify the Agent shall survive the termination of this Agreement.

(d) Each of the Lenders acknowledges and confirms that, in the event that the Agent does not receive payment in accordance with this Agreement, it shall not be the obligation of the Agent to maintain the Credit Facility in good standing nor shall any Lender have recourse to the Agent in respect of any amounts owing to such Lender under this Agreement.

(e) Each Lender acknowledges and agrees that its obligation to advance its Proportionate Share of Advances in accordance with the terms of this Agreement is independent and in no way related to the obligation of any other Lender hereunder.

(f) Each Lender hereby acknowledges receipt of a copy of this Agreement and the other Credit Documents (to the extent that such Credit Documents have been delivered) and acknowledges that it is satisfied with the form and content of such documents.

(g) Except to the extent recovered by the Agent from the Borrower, promptly following demand therefor, each Lender shall pay to the Agent an amount equal to such Lender's Proportionate Share of the Credit Facility of any and all reasonable costs, expenses, claims, losses and liabilities incurred by the Agent in connection with this Agreement and the other Credit Documents (including, without limitation, the collection or enforcement thereof, which shall be based on each Lender's Proportionate Share of the Credit Facility), except for those incurred by reason of the Agent's gross negligence or wilful misconduct.

(h) Each Lender shall respond promptly to each request by the Agent for the consent of such Lender required hereunder.

10.10 Action of the Lenders

Each of the Lenders hereby acknowledges that, to the extent permitted by Applicable Law, the remedies available to the Lenders under this Agreement and the other Credit Documents are for the benefit of the Lenders collectively and that its rights hereunder and under the other Credit Documents are to be exercised by the Agent as required by this Agreement. The Agent shall have no responsibility or liability to any Hedge Provider to enforce any Credit Document for or on behalf of any Hedge Provider or to obtain the payment of any Obligations owed to any Hedge Provider under, in respect of or in connection with any Permitted Hedge. Accordingly, except as otherwise expressly provided herein, each of the Lenders hereby covenants and agrees that it shall not take any action hereunder or under or the other Credit Documents but that any such action shall be taken only by the Agent with the prior written agreement of the Majority Lenders or all of the Lenders, as required. Each of the Lenders hereby further covenants and agrees that upon any written agreement being given by the Majority Lenders or all of the Lenders, as required, it shall co-operate fully with the Agent to the extent requested by the Agent. Notwithstanding the foregoing, in the absence of the instructions from the Lenders and where in the sole opinion of the Agent, acting reasonably and in good faith, the exigencies of the situation warrant such action, the Agent may without notice to or consent of the Lenders take such action on behalf of the Lenders as it deems appropriate or desirable in the interest of the Lenders.

10.11 Successor Agent

Subject to the appointment and acceptance of a Successor Agent as provided in this Section 10.11, and subject to Section 10.7(f)(iv), the Agent may resign at any time by giving 30 days' written notice thereof to the Lenders and the Borrower, and may be removed at any time by the Majority Lenders upon 30 days' written notice if the Agent has been grossly negligent hereunder. Upon receipt of notice by the Lenders of the resignation of the Agent, or upon giving notice of termination to the Agent, the Majority Lenders may with the consent of the Borrower (provided that the Lenders shall only be obligated to obtain such consent if no Default or Event of Default exists), such consent not to be unreasonably withheld, within 21 days, appoint a successor from among the Lenders or, if no Lender is willing to accept such an appointment, from among other banks to which the *Bank Act* (Canada) applies, which each have combined capital and reserves in excess of $250,000,000, and which have offices in Calgary and Toronto (the "**Successor Agent**"). If no Successor Agent has been so appointed and has accepted such appointment within 21 days after the retiring Agent's giving of notice of resignation or receiving of notice of termination, then the retiring Agent may, on behalf of the Lenders, appoint a Successor Agent. If neither the Majority Lenders nor the Agent appoint a Successor Agent within such 21 days, then the Majority Lenders or the Agent may apply to a Justice of the Court of Queen's Bench of the Province of Alberta, on such notice as the Justice may direct, for the appointment of a Successor Agent, but any Successor Agent so appointed by the Court shall be subject to removal as aforesaid by the Majority Lenders. Upon the acceptance of any appointment as Agent hereunder by a Successor Agent, the Successor Agent shall succeed to and become vested with all the rights, powers, privileges and duties of the retiring Agent, and the retiring Agent shall be discharged from its further duties and obligations as Agent under this Agreement and the other Credit Documents. After any retiring Agent's resignation hereunder as Agent, the provisions of this Article X shall continue to enure to its benefit and be binding upon it as to any actions taken or omitted to be taken by it while it was Agent hereunder.

10.12 Provisions Operative Between Lenders and Agent Only

Except for the provisions of Sections 10.9(b) and 10.9(e), the provisions of this Article X relating to the rights and obligations of the Lenders and the Agent *inter se* shall be operative as between the Lenders and the Agent only, and the Borrower shall not have any rights or obligations under or be entitled to rely for any purpose upon such provisions.

Article XI
ADDITIONAL LENDERS, SUCCESSORS AND ASSIGNS

11.1 Successors and Assigns

(a) Each Credit Document shall be binding upon and enure to the benefit of the Agent, each Lender, the Borrower and each other Credit Party that is a party thereto and each of its respective permitted successors and assigns (including, without limitation, any successor resulting from the amalgamation of one corporation with one or more corporations or resulting from the winding-up of one or more corporations into another corporation), except that, other than as provided herein, none of the Borrower or any other Credit Party shall assign any rights or obligations with respect to this Agreement or any of the other Credit Documents without the prior written consent of the Lenders.

(b) A Participation by a Lender of its interest (or a part thereof) hereunder or a payment by a Participant to a Lender as a result of the Participation will not constitute a payment hereunder to the Lender or an Advance to the Borrower.

11.2 Assignments

(a) The Lenders collectively or individually may assign all or a portion of their respective rights and obligations under this Agreement (including, without limitation, all or a portion of their respective Commitments) to one or more Persons, with the consent of the Agent and the Borrower (not to be unreasonably withheld) unless a Default or an Event of Default has occurred and is continuing, in which case, no such consent of the Borrower will be required. Each assignment shall be of a uniform, and not a varying, percentage of all rights and obligations of the assignor(s) under or in respect of the Credit Facility. No assignment may be in an amount less than Cdn. $5,000,000 unless such assignment is of the entire Commitment of a Lender, or result in the Commitment of any Lender, determined as of the effective date of the Assignment Agreement with respect to such assignment, being less than Cdn. $5,000,000. The parties to each such assignment shall execute and deliver an Assignment Agreement to the Agent and, unless a Default or an Event of Default has occurred and is continuing, to the Borrower, for its acknowledgement, as the case may be, and recording by the Agent in the Register and, except in the case of an assignment by a Lender to an Affiliate of that Lender, shall pay a processing and recording fee of $5,000 to the Agent. After such execution, delivery, acknowledgement and recording (i) the assignee thereunder shall be a party to this Agreement and, to the extent that rights and obligations hereunder have been assigned to it, have the rights and obligations of a Lender hereunder and (ii) the assigning Lender thereunder shall, to the extent that rights and obligations hereunder have been assigned by it pursuant to such Assignment Agreement, relinquish its rights and be released from its obligations under this Agreement, other than obligations in respect of which it is then in default or which arose prior to its assignment, and, in the case of an Assignment

Agreement covering all or the remaining portion of an assigning Lender's rights and obligations under this Agreement, such Lender shall cease to be a party hereto.

The Borrower and each other Credit Party hereby consents to the disclosure of any information and opinions relating to it to any potential Lender or participant provided that the potential Lender or participant agrees in writing to keep the information confidential and to return such information if it does not become a Lender or a participant.

(b) The agreements of an assignee contained in an Assignment Agreement shall benefit the assigning Lender thereunder, the other Lenders, the Agent and the Borrower in accordance with the terms of the Assignment Agreement.

(c) The Agent shall maintain at its address referred to herein a copy of each Assignment Agreement delivered to and acknowledged by it and a register for recording the names and addresses of the Lenders and the Commitment under the Credit of each Lender from time to time (the "**Register**"). The entries in the Register shall be conclusive and binding for all purposes, absent manifest error. The Borrower, the Agent and each of the Lenders may treat each Person whose name is recorded in the Register as a Lender hereunder for all purposes of this Agreement, and need not recognize any Person as a Lender unless it is recorded in the Register as a Lender. The Register shall be available for inspection by the Borrower or any Lender at any reasonable time and from time to time upon reasonable prior notice.

(d) Upon its receipt of an Assignment Agreement executed by an assigning Lender and an assignee and approved by the Borrower (if applicable) and the Agent, the Agent shall, if the Assignment Agreement has been completed and is in the required form with such immaterial changes as are acceptable to the Agent:

(i) acknowledge the Assignment Agreement;

(ii) record the information contained therein in the Register; and

(iii) give prompt notice thereof to the Borrower and the other Lenders, and provide them with an updated version of Schedule "A".

11.3 Participation

Each Lender without the consent of the Borrower or the Agent may sell an interest (other than by way of assignment pursuant to Section 11.2) to one or more banks, financial institutions or other Persons (a "**Participant**") in or to all or a portion of its rights and obligations (including, without limitation, all or a portion of its Commitment) under this Agreement, (such interest is referred to herein as a "**Participation**") but the Participant shall not become a Lender and:

(a) the Lender's obligations under this Agreement (including, without limitation, its Commitment) shall remain unchanged;

(b) the Lender shall remain solely responsible to the other parties hereto for the performance of such obligations;

(c) the Borrower and each other Credit Party, the Agent and the other Lenders shall continue to deal solely and directly with the Lender in connection with the Lender's rights and obligations under this Agreement; and

(d) no Participant shall have any right to approve any amendment or waiver of any provision of this Agreement, or any consent to any departure by any Person therefrom.

11.4 Dissenting Lenders

If a Lender (in this Section 11.4 called a "**Dissenting Lender**") withholds its consent or its approval following a request of the Borrower as provided in this Agreement and, as a result, the consent of the required Lenders cannot be obtained in connection with such request, the Borrower may, by giving notice to each Dissenting Lender and to the Agent within 10 days of being advised by the Agent of whether the Lenders have consented to such request, designate an alternate lender (which need not be an existing Lender) to purchase an assignment in accordance with Section 11.2 of such Dissenting Lender's Commitment and outstanding Advances (which alternate lender shall purchase such assignment prior to the expiry of such 10-day period), provided that the Borrower shall in the manner described above, replace all Lenders that are Dissenting Lenders with respect to the same request of the Borrower and provided further that no Lender shall be obligated to make any such assignment as a result of a demand by the Borrower pursuant to this Section 11.4 unless said assignment is done on a without warranty basis and unless and until such Dissenting Lender shall have received one or more payments from either the Borrower or one or more assignees in an aggregate amount at least equal to the aggregate Outstanding Principal owing to such Dissenting Lender, together with accrued interest thereon to the date of payment of such Outstanding Principal and all other amounts payable to such Dissenting Lender under this Agreement (including, without limitation, all losses, costs and expenses suffered or incurred by the Dissenting Lender as a result of complying with this Section 11.4 and all amounts owing under Section 13.12). Any such alternate lender is subject to:

(a) the Agent's prior written approval, such approval not to be unreasonably withheld; and

(b) the approval of the Lenders holding no less than 66 2/3% of all of the Commitment then in effect less the aggregate Commitments of the Dissenting Lenders.

Nothing contained herein shall be deemed to obligate any Lender or the Agent to agree to any such request made by the Borrower.

Article XII
INDEMNITIES

12.1 Currency Indemnity

In the event of a judgment or order being rendered by any court or tribunal for the payment of any amounts owing under this Agreement or for the payment of damages in respect of any breach of this Agreement or under or in respect of a judgment or order of another court or tribunal for the payment of such amounts or damages, such judgment or order being expressed in a currency (the "**Judgment Currency**") other than the currency payable hereunder or thereunder (the "**Agreed Currency**"), each party against whom the judgment or order is made shall indemnify and hold each party in whose favour the judgment or order is made harmless against any deficiency in terms of the Agreed Currency in the amounts received by such party arising or resulting from any variation as between (i) the exchange rate at which the Agreed Currency is converted into the Judgment Currency for the purposes of such judgment or order and (ii) the Exchange Rate at which such party is able to purchase the Agreed Currency with the

amount of the Judgment Currency actually received by such party on the date of such receipt. The indemnity in this Section 12.1 shall constitute a separate and independent obligation from the other obligations of the parties hereunder, and shall apply irrespective of any indulgence granted hereunder.

12.2 Environmental Indemnity

The Borrower hereby agrees to indemnify, defend and hold harmless the Lenders, the Agent and each of them from and against any and all losses, costs, expenses, damages, claims, judgments, suits, awards, fines, sanctions and liabilities whatsoever (including any costs or expenses of preparing any necessary environmental assessment report or other similar reports) (collectively, "**Environmental Claims**") incurred by the Lenders, the Agent and any of them as a result of:

(a) any breach of Applicable Environmental Laws which relates to the Property or operations of the Borrower or any other Credit Party;

(b) any Release, presence, use, creation, transportation, storage or disposal of Hazardous Materials which relate to the Property or operations of the Borrower or any other Credit Party; or

(c) any claim or order for any clean-up, restoration, detoxification, reclamation, repair or other securing or remedial action which relates to the Property or operations of the Borrower or any other Credit Party;

provided, however, that this indemnity shall not apply in respect of any such Environmental Claims which are caused by the gross negligence or wilful misconduct of the Agent or the Lenders or by reason of any act of, or any act or omission taken at the direction of, the Agent or any Lender or any of the officers, directors, employees, agents or assignees thereof. This indemnity shall extend to the officers, directors, employees, agents and assignees of the Lenders, the Agent, and each of them as well as to the Lenders, the Agent and each of them itself, and the Lenders, the Agent and each of them will hold the benefit of this indemnity in trust for such other indemnified Persons to the extent necessary to give effect thereto.

Article XIII
MISCELLANEOUS PROVISIONS

13.1 Headings and Table of Contents

The headings of the Articles and Sections and the Table of Contents are inserted for convenience of reference only and shall not affect the construction or interpretation of this Agreement.

13.2 Accounting Terms

Each accounting term used in this Agreement, unless otherwise defined herein, has the meaning assigned to it under GAAP.

13.3 Capitalized Terms

All capitalized terms used in any of the Credit Documents (other than this Agreement) which are defined in this Agreement shall have the meaning defined herein unless otherwise defined in the other document.

13.4 Severability

Any provision of this Agreement which is or becomes prohibited or unenforceable in any relevant jurisdiction shall not invalidate or impair the remaining provisions hereof which shall be deemed severable from such prohibited or unenforceable provision, and any such prohibition or unenforceability in any such jurisdiction shall not invalidate or render unenforceable such provision in any other jurisdiction. Should this Agreement fail to provide for any relevant matter, the validity, legality or enforceability of this Agreement shall not hereby be affected.

13.5 Number and Gender

Unless the context otherwise requires, words importing the singular number shall include the plural and vice versa, words importing any gender include all genders and references to agreements and other contractual instruments shall be deemed to include all present or future amendments, supplements, restatements or replacements thereof or thereto.

13.6 Amendment, Supplement or Waiver

No amendment, supplement or waiver of any provision of the Credit Documents, nor any consent to any departure by the Borrower or any other Credit Party therefrom, shall in any event be effective unless it is in writing, makes express reference to the provision affected thereby and is signed by the Agent for and on behalf of all of the Lenders or the Majority Lenders, as the case may be as required under Section 10.7, and then such waiver or consent shall be effective only in the specific instance and for the specific purpose for which given. No waiver or act or omission of the Agent, the Lenders, or any of them, shall extend to or be taken in any manner whatsoever to affect any subsequent Event of Default or breach by the Borrower or such other Credit Party of any provision of the Credit Documents or the rights resulting therefrom.

13.7 Governing Law

Each of the Credit Documents, except for those which expressly provide otherwise, shall be conclusively deemed to be a contract made under, and shall for all purposes be governed by and construed in accordance with, the laws of the Province of Alberta and the laws of Canada applicable in Alberta. Each party to this Agreement hereby irrevocably and unconditionally attorns to the non-exclusive jurisdiction of the courts of Alberta and all courts competent to hear appeals therefrom.

13.8 This Agreement to Govern

In the event of any conflict or inconsistency between the terms of this Agreement and the terms of any other Credit Document, the provisions of this Agreement shall govern to the extent necessary to remove the conflict. Provided however, that a conflict or inconsistency shall not be deemed to exist only by reason of one of the Credit Documents providing for a matter and another of the Credit Documents not providing for such matter.

13.9 Permitted Encumbrances

The designation of any encumbrance or Security Interest as a Permitted Encumbrance in this Agreement or in any other of the Credit Documents is not, and shall not be deemed to be, an acknowledgement by the Lenders that the Encumbrance shall have priority over any interest the Lenders may have or acquire in the Property of the Borrower or any other Credit Party.

13.10 Currency

All payments made hereunder shall be made in the currency in respect of which the obligation requiring such payment arose. Unless the context otherwise requires, all amounts expressed in this Agreement in terms of money shall refer to Canadian Dollars.

13.11 Liability of Lenders

The liability of the Lenders in respect of all matters relating to this Agreement and the other Credit Documents is several and not joint or joint and several. Without limiting that statement, the obligations of the Lenders to make Advances is limited to their respective Proportionate Shares of any Advance that is requested, and, in the aggregate, to their respective Proportionate Shares of the total amount of the Credit Facility.

13.12 Expenses and Indemnity

All statements, reports, certificates, opinions, appraisals and other documents or information required to be furnished to the Lenders, the Agent, or any of them, by the Borrower or any other Credit Party under this Agreement shall be supplied without cost to the Lenders, the Agent, or any of them. The Borrower shall pay on demand all reasonable out of pocket costs, fees and expenses of the Agent and the Lenders (including, without limitation, reasonable fees and expenses of counsel for the Agent and the Lenders) on a full indemnity basis incurred in connection with (i) the preparation, negotiation, documentation, execution, delivery, administration, periodic review, modification or amendment of the Credit Documents; (ii) any enforcement of the Credit Documents; (iii) obtaining advice as to their rights and responsibilities in connection with the Credit Facility and the Credit Documents; (iv) reviewing, inspecting and appraising the Property of the Borrower and the other Credit Parties at reasonable intervals as provided for herein; and (v) other matters relating to the Credit Facility, the Borrower and any other Credit Party. Such costs, fees and expenses shall be payable whether or not an Advance is made under this Agreement.

The Borrower hereby indemnifies and agrees to indemnify, defend and hold harmless each of the Lenders, the Agent, their directors, officers, affiliates, employees, agents and representatives (the "**Indemnified Parties**") from and against any and all actions, proceedings, losses, costs, expenses (including without limitation legal or other expenses), damages, claims or liabilities incurred by any Indemnified Party, with respect to any Advance to the Borrower hereunder whether before, during or after any period that such Advance is outstanding including, without limitation, any loss of profits, commissions or fees anticipated hereunder, and any expense or costs incurred in the liquidation and re-deployment of any funds required by the Lenders to fund or maintain any portion of such Advance hereunder, in all cases as a result of:

(a) the failure of the Borrower to borrow or make repayments on the dates required hereunder or in accordance with the terms specified by the Borrower pursuant to any oral instructions or written notices provided to the Agent;

(b) the repayment, prepayment or Conversion (whether by acceleration or otherwise) of an Advance on a date other than the maturity date thereof;

(c) the failure by the Borrower to give any notice required to be given by it to the Agent pursuant to the provisions of this Agreement;

(d) the failure of the Borrower to effect any payment, repayment, prepayment or Conversion arising from the circumstances referred to in Section 13.14; or

(e) the occurrence of an Event of Default;

provided, however, that this indemnity shall not apply in respect of any of the foregoing which is caused by the gross negligence or wilful misconduct of the Lenders.

Whenever any such claim shall arise, the Indemnified Party shall promptly notify the Borrower of the claim and, when known, the facts constituting the basis for such claim, and if known, the amount or an estimate of the amount of the claim. The failure of an Indemnified Party to give notice of a claim promptly shall not adversely affect the Indemnified Party's rights to indemnity hereunder. The Borrower at its sole cost and expense may, upon written notice to the Indemnified Party, assume the defence of any such claim or any legal proceeding resulting therefrom. The Indemnified Party shall be entitled to participate in (but not control) the defence of any such action, with its own counsel and at the expense of the Borrower. If the Borrower does not assume the defence of any such claim or litigation resulting therefrom, the Indemnified Party may defend against such claim or litigation, in such manner as it may deem appropriate and at the expense of the Borrower, including, but not limited to, settling such claim or litigation. In such case the Borrower shall be entitled to participate in (but not control) the defence of such action, with its own counsel and at its own expense.

This Section 13.12 shall survive the termination of this Agreement and repayment of the Obligations owing by the Borrower to the Lenders.

13.13 Manner of Payment and Taxes

All payments to be made by the Borrower and the other Credit Parties pursuant to the Credit Documents are to be made without set-off, deduction, compensation or counterclaim and free and clear of and without deduction for or on account of any Tax, except for the deduction of such Taxes as required by Applicable Laws. If any such Tax is deducted or withheld from any payments under the Credit Documents, the Borrower and the other Credit Parties shall promptly remit to the Agent for the Lenders' benefit, in the currency in which such payment was made, the equivalent of the amount of Tax so deducted or withheld (including any Tax deducted or withheld in respect of any payments required under this Section 13.13 so that the net amount received by the Agent after such deduction or withholding will not be less than the amount the Agent would have received if such Tax had not been deducted or withheld) together with the relevant receipt addressed to the Agent. If the Borrower or other Credit Parties is prevented by operation of law or otherwise from paying, causing to be paid or remitting such Tax, the interest or other amount payable under the Credit Documents will be increased to such rates as are necessary to yield and remit to the Lenders the principal sum advanced or made available together with interest at the rates specified in the Credit Documents after provision for payment of such Tax. Provided however, none of the Borrower or any Credit Party shall be obligated to pay to a Lender the equivalent amount of withholding Tax that the Borrower or such Credit Party was required by Applicable Laws to withhold from payments under the Credit Documents to such Lender, if such withholding arises solely as a result of:

(a) an assignment of a Commitment of a Lender to a Person that is not a resident of Canada for the purposes of Part XIII of the *Income Tax Act*; or

(b) a Lender that is an authorized foreign bank within the meaning of Subsection 212(13.3) of the *Income Tax Act* not crediting or allocating the amount paid to it under the Credit

Documents to its Canadian banking business within the meaning of Subsection 212(13.3) of the *Income Tax Act*.

13.14 Increased Costs

(a) If, after the date hereof, the introduction of or any change in any Applicable Laws or in the interpretation or application thereof by any court or by any judicial or governmental authority charged with the interpretation or administration thereof, or if compliance by any Lender with any request or directive from any central bank or other fiscal, monetary or other authority issued after the date hereof (whether or not having the force of law):

(i) subjects the Lenders (or any of them) to, or causes the withdrawal or termination of a previously granted exemption with respect to, any Taxes, or changes the basis of taxation of payments due to the Lenders (or any of them), or increases any existing Taxes on payments of principal, interest or other amounts payable by the Borrower to the Lenders (or any of them) under this Agreement;

(ii) imposes, modifies or deems applicable any reserve, liquidity, special deposit, regulatory or similar requirement against assets or liabilities held by, or deposits in or for the account of, or loans by the Lenders (or any of them), or any acquisition of funds for loans or commitments to fund loans or obligations in respect of undrawn, committed lines of credit or in respect of Bankers' Acceptances accepted by a BA Lender;

(iii) imposes on the Lenders (or any of them) or requires there to be maintained by the Lenders (or any of them) any capital adequacy or additional capital requirements (including, without limitation, a requirement which affects a Lenders' allocation of capital resources to its obligations) in respect of any Advance or obligation of a Lender hereunder, or any other condition with respect to this Agreement which is more onerous on the Lender than on the date it became a Lender hereunder;

(iv) otherwise imposes on the Lenders (or any of them) any other condition or requirement affecting this Agreement or any Advance or any obligation of the Lenders (or any of them) hereunder which directly or indirectly affects the cost to the Lenders (or any of them) of making available, funding or maintaining any Advance or the Obligations owing by the Borrower hereunder;

and the result of (i), (ii), (iii) or (iv) above, in the sole determination of the affected Lender acting in good faith, is:

(v) to increase the cost to such Lender of performing its obligations hereunder with respect to any Advance;

(vi) to reduce any amount received or receivable by such Lender hereunder or its effective return hereunder or on its capital in respect of any Advance;

(vii) to reduce the interest, Commitment Fees or other fees payable to the Lenders hereunder; or

(viii) to cause such Lender to make any payment with respect to, or to forego any return on or calculated by reference to, any amount received or receivable by such Lender hereunder with respect to any Advance;

such Lender shall determine such additional cost, reduction in income or payment, without duplication, (the "**Additional Compensation**") and shall promptly notify the Borrower. Such affected Lender shall provide to the Borrower a photocopy of the relevant law, rule, guideline, regulation, treaty, or official directive and a certificate of a duly authorized officer of such Lender setting forth the Additional Compensation and the basis of calculation thereof and, for the purposes of calculating such amount, such Lender shall treat the Borrower and the Credit Facility in a manner consistent with comparable borrowers and transactions. The Borrower shall pay to such affected Lender forthwith, following the giving of such notice, such Additional Compensation calculated from the effective date of the relevant adoption or change; provided that the affected Lender shall not be entitled to Additional Compensation to the extent that such increase in costs or reduction in amounts received or to be received or reduction in return is reflected in or recovered by an increase in the interest or other amounts payable hereunder other than pursuant to this Section 13.14. Such affected Lender shall endeavour to minimize the incidence of any Additional Compensation.

(b) If a Lender notifies the Borrower that Additional Compensation is owed to such Lender, the Borrower shall have the right, upon at least two Banking Days' irrevocable written notice to such affected Lender:

(i) to (subject to limitations on repayments contained in Section 3.4) repay to such Lender the relevant portion of any Advance on the date specified in such notice together with all interest accrued thereon to the date of repayment, the Additional Compensation if any to the date of payment and all other amounts, if any, payable for the account of the Lender hereunder in respect of such Advance (including any amounts payable under Section 13.12);

(ii) to effect a Conversion of the relevant portion of any Advance (subject always to the provisions of this Agreement); or

(iii) provided no Default or Event of Default shall have occurred and is continuing, require such Lender to sell and assign to a bank or other financial institution acceptable to the Agent, acting reasonably, all of such Lender's rights and obligations hereunder in the same manner described in Section 11.2, upon receipt by such Lender from such bank or financial institution of all amounts owing to such Lender under the Credit Documents, including, without limitation, all unpaid interest accrued thereon to the date of payment and all other amounts, if any, payable for the account of such Lender hereunder in respect of all Advances made by it and in respect of all losses, costs and expenses suffered or incurred by such Lender hereunder as a result of such Lender complying with this Section 13.14(b)(iii).

(c) Each Lender shall use its reasonable efforts to reduce the amount of Additional Compensation payable pursuant to this Section 13.14; provided, however, that no Lender shall have an obligation to expend its own funds, suffer any economic hardship or take any action detrimental to its interests in connection therewith.

13.15 Interest on Miscellaneous Amounts

If the Borrower fails to pay any amount payable hereunder on the due date, the Borrower shall, on demand, pay interest on such overdue amount (including overdue principal and interest) to the Agent from and including such due date up to but excluding the date of actual payment, both before and after demand, default or judgment, at a rate of interest per annum, compounded monthly, equal to the sum of the Prime Rate plus **[REDACTED]** per annum.

13.16 Illegality

If a Lender determines, in good faith, that (i) the introduction of or any change in any Applicable Laws or in the interpretation or application thereof by any court or by any Governmental/Judicial Body charged with the interpretation or administration thereof that has occurred after the date hereof or (ii) compliance by such Lender with any request or directive from any central bank or other fiscal, monetary or other authority (whether or not having the force of law) issued after the date hereof; has made it unlawful for such Lender to make, maintain or fund all or any portion of its Commitment or to perform its obligations in respect of the Credit Facility hereunder or any relevant portions thereof as contemplated hereby, such Lender may, by notice in writing to the Borrower, declare that its obligations hereunder in respect of its Commitment or the Credit Facility so affected shall be terminated forthwith, whereupon such obligations shall be so terminated and the Borrower shall:

(a) request a Conversion of such Advances to other types of Advances not affected by this Section 13.16 (subject always to the provisions of this Agreement); or

(b) provided no Default or Event of Default shall have occurred and is continuing, provide irrevocable written notice to such Lender requiring such Lender to sell and assign to a bank or other financial institution chosen by the Borrower and acceptable to the Agent, acting reasonably, all of such Lender's rights and obligations hereunder in the same manner described in Section 11.2 upon receipt by such Lender from such bank or financial institution of all amounts owing to such Lender under the Credit Documents, including, without limitation, all unpaid interest accrued thereon to the date of payment and all other amounts, if any, payable for the account of such Lender hereunder in respect of any Advances made by it and in respect of all losses, costs and expenses suffered or incurred by such Lender hereunder as a result of such Lender complying with this Section 13.16.

13.17 Confidentiality

The Agent or any Lender may, in their sole discretion, deliver copies of any financial statements and other documents delivered to the Agent or the Lenders, and disclose any other information disclosed to the Agent or the Lenders, by or on behalf of the Borrower or any other Credit Party in connection with or pursuant to the Credit Documents to:

(a) each of the Agent's and the Lenders' directors, officers, affiliates, employees, agents and professional consultants;

(b) any Governmental/Judicial Body having jurisdiction over the Agent or Lenders; or

(c) any other Person to whom such delivery or disclosure may be necessary or appropriate (i) in connection with any assignment or proposed assignment, or participation or proposed participation, by the Agent or a Lender of any of its interests under the Credit

Documents, (ii) in compliance with any Applicable Laws, applicable to the Lender, (iii) in response to any subpoena or other legal process, or (iv) in connection with any litigation to which the Lender is a party in any way relating to the Borrower, any other Credit Party, the Credit Documents and the transactions contemplated therein.

Any of the financial statements, other documents or other information to be sent to any of the Persons described above, may be sent by e-mail or other electronic means and none of the Agent or any of the Lenders shall be liable for any losses, costs, expenses, damages, claims or liabilities that any of the Borrower or any other Credit Party may suffer if such financial statements, other documents or other information is disclosed to any other Persons as a result of the Agent sending the same by e-mail or other electronic means unless such disclosure is caused by the gross negligence or wilful misconduct of the Agent.

13.18 Address for Notice

Any notice, demand or other communication (a "**Notice**") to be given under the Credit Documents shall, except as otherwise specifically provided, be in writing addressed to the Person for whom it is intended and may be delivered by courier, telecopied, with transmission confirmed by a transmission report or sent by email; provided however, all Drawdown Notices, Conversion Notices, Rollover Notices, Repayment Notices and interest payments shall be provided by the Borrower by way of telecopier. Every Notice shall be deemed to have been duly given, served or received on the date on which it is delivered (or, if such date is not a Banking Day, the next following Banking Day) or in the case of sending by telecopier or email, on the date of transmission, if transmission is completed prior to 1:00 p.m. (Calgary time) on a Banking Day (or the next Banking Day if the transmission is completed after 1:00 p.m. (Calgary time) on a Banking Day or on a day that is not a Banking Day). The addresses of the parties hereto for the purposes hereof shall be the addresses specified beside their respective signatures to this Agreement or any Assignment Agreement, or such other mailing, facsimile or email addresses as each party from to time may notify the other as aforesaid.

13.19 Time of the Essence

Time shall be of the essence in this Agreement.

13.20 Further Assurances

The Borrower and each other Credit Party shall, at the request of the Agent acting on the instructions of the Majority Lenders, do all such further acts and execute and deliver all such further documents as may, in the opinion of the Majority Lenders, acting reasonably, be necessary or desirable in order to fully perform and carry out the purpose and intent of the Credit Documents.

13.21 Term of Agreement

Except as otherwise provided herein, this Agreement shall remain in full force and effect until the payment and performance in full of all of the Obligations owing by the Borrower to the Lenders and the Lenders have no further obligation to make any Advances available to the Borrower hereunder.

13.22 Payments on Banking Day

Whenever any payment or performance under the Credit Documents would otherwise be due on a day other than a Banking Day, such payment shall be made on the following Banking Day.

13.23 Interest Act Equivalent

In this Agreement, each rate of interest which is calculated with reference to a period (the "**deemed interest period**") that is less than the actual number of days in the calendar year of calculation is, for the purposes of the *Interest Act* (Canada), equivalent to a rate based on a calendar year calculated by multiplying such rate of interest by the actual number of days in the calendar year of calculation and dividing by the number of days in the deemed interest period.

13.24 Certificates of Senior Officers

Whenever a Senior Officer of the Borrower or any other Credit Party executes a certificate or other Credit Document in favour of the Agent and/or the Lenders such certificate or other Credit Document shall be deemed to be executed by such Senior Officer for and on behalf of the Borrower or other Credit Party, not in an individual capacity and without any personal liability on such Senior Officer.

13.25 Counterparts and Facsimile

This Agreement and any other documentation related to this Agreement, may be executed in any number of counterparts, each of which when executed and delivered shall be deemed to be an original, and such counterparts together shall constitute one and the same agreement. For the purposes of this Section 13.25, the delivery of a facsimile or pdf emailed copy of an executed counterpart of this Agreement and any other documentation related to this Agreement shall be deemed to be valid execution and delivery of this Agreement and any other documentation related to this Agreement, but the party delivering a facsimile or pdf emailed copy shall deliver an original copy of this Agreement and any such other documentation related to this Agreement as soon as possible after delivering the facsimile or pdf emailed copy.

13.26 Statute References

All references herein to a statute include, unless otherwise stated, regulations passed or in force pursuant thereto and any amendments to such statute or to such regulations from time to time, and any legislation or regulations substantially replacing the same or substantially replacing any specific provision to which such reference is made.

13.27 References to Acts Performed by a Trust

Any reference in this Agreement or any other Credit Document to an act performed by Trust and Business Trust, shall be construed and applied for all purposes as if it referred to an act to be performed by the respective trustee on behalf of Trust or Business Trust or, to the extent applicable, the duly appointed administrator of Trust or Business Trust, as the case may be. For greater certainty, each of the Trust and Business Trust agrees that it shall be bound by this Agreement and all other Credit Documents executed by its administrator, notwithstanding the resignation, replacement, removal or deemed resignation, replacement or removal of such administrator.

13.28 Reference to Acts Performed by a Partnership

Any reference in this Agreement or any other Credit Document to an act performed by a Partnership shall be construed and applied for all purposes as if it referred to an act to be performed by the Borrower in its capacity as general partner (or any other replacement general partner) for and on behalf of such Partnership. For greater certainty, each Partnership agrees that it shall be bound by this Agreement

and all other Credit Documents executed by its general partner, notwithstanding the resignation, replacement, removal or deemed resignation, replacement or removal of such general partner.

13.29 Non-Merger

Each of the Borrower and the other Credit Parties covenants and agrees with the Agent and the Lenders that, in the case of any judicial or other proceeding to enforce the rights and remedies of the Agent or the Lenders under the Credit Documents (or any part thereof), judgment may be rendered against the Borrower, and/or the other Credit Parties in favour of the Lenders, or any of them, for any amount owing under the Credit Documents (or for which the Borrower or the other Credit Parties may be liable thereunder after the application to the payment thereof of the proceeds of any sale of any of the Property of the Borrower or such other Credit Parties). The covenant of the Borrower to pay interest at the rate provided for in this Agreement shall not merge in any such judgment and such judgment shall bear interest at the Prime Rate plus **[REDACTED]** per annum until such judgment and all Obligations of the Borrower to the Lenders under the Credit Documents have been paid in full. The Borrower waives the provisions of the *Judgment Interest Act* (Alberta) to the fullest extent permitted by law.

13.30 Priority of the Facilities to the Indebtedness under the Note Indenture

Each of the parties hereto acknowledges and agrees that all present and future indebtedness, liabilities and obligations owing under the Facilities (direct or indirect, joint or several, matured or unmatured, absolute or contingent) rank in right of payment in priority to the Indebtedness evidenced under the Note Indenture or any other deed, indenture, document or agreement entered into by a Credit Party, creating, evidencing or providing for Funded Debt.

13.31 Subordination

Provided that the Credit Parties deliver evidence to the Agent of their compliance with the covenants set out in Sections 8.2(f), 8.3(e) and 8.3 (j), in form and substance satisfactory to the Agent, acting reasonably, the Agent shall, from time to time and at the request of an equipment financier described in paragraph (h) of the definition of Permitted Encumbrances who has security over equipment and the receivables under any lease or sub-lease relating to such equipment, enter into a subordination or similar agreement in favour of such equipment financier, in form and substance satisfactory to the Agent, acting reasonably, to allow the Encumbrances described in such paragraph to rank in priority to the Encumbrances arising under the Security.

13.32 Entire Agreement

Each of the Parties agrees that this Agreement constitutes the entire agreement between the Parties hereto concerning the matters addressed in this Agreement, and cancels and supersedes any prior agreements, undertakings, declarations or representations, written or verbal, in respect thereof.

13.33 Amendment and Restatement

Effective as of the date hereof, the Prior Credit Agreement (i) is hereby amended and restated as set forth herein without in any way affecting the rights or obligations of any party which may have accrued as of the date hereof pursuant to the provisions of such agreement prior to their amendment hereby, and (ii) is, as so amended and restated, ratified and confirmed.

[REMAINDER OF PAGE INTENTIONALLY LEFT BLANK]

IN WITNESS WHEREOF, the parties have executed this Agreement as of the date first above written.

Address for Notice

Petrowest Energy Services General Partner Ltd.
Suite 204
10605 Westside Drive
Grande Prairie, AB T8V 8E6

Attention: Chief Financial Officer
Facsimile: (780) 830-0882

PETROWEST ENERGY SERVICES GENERAL PARTNER LTD., as Borrower

By: *"signed"*
Name: John B. Paul
Title: Chief Financial Officer

Petrowest Construction LP
Suite 204
10605 Westside Drive
Grande Prairie, AB T8V 8E6

Attention: Chief Financial Officer
Facsimile: (780) 830-0882

PETROWEST CONSTRUCTION LP, as Guarantor, by and through its general partner, PETROWEST ENERGY SERVICES GENERAL PARTNER LTD.

By: *"signed"*
Name: John B. Paul
Title: Chief Financial Officer

Petrowest Transportation LP
Suite 204
10605 Westside Drive
Grande Prairie, AB T8V 8E6

Attention: Chief Financial Officer
Facsimile: (780) 830-0882

PETROWEST TRANSPORTATION LP, as Guarantor, by and through its general partner, PETROWEST ENERGY SERVICES GENERAL PARTNER LTD.

By: *"signed"*
Name: John B. Paul
Title: Chief Financial Officer

Petrowest Civil Services LP
Suite 204
10605 Westside Drive
Grande Prairie, AB T8V 8E6

Attention: Chief Financial Officer
Facsimile: (780) 830-0882

PETROWEST CIVIL SERVICES LP, as Guarantor, by and through its general partner, PETROWEST ENERGY SERVICES GENERAL PARTNER LTD.

By: *"signed"*
Name: John B. Paul
Title: Chief Financial Officer

Petrowest Services Rentals LP
Suite 204
10605 Westside Drive
Grande Prairie, Alberta T8V 8E6

Attention: Chief Financial Officer
Facsimile: (780) 830-0882

PETROWEST SERVICES RENTALS LP, as Guarantor, by and through its general partner, PETROWEST ENERGY SERVICES GENERAL PARTNER LTD.

By: *"signed"*
Name: John B. Paul
Title: Chief Financial Officer

Petrowest Energy Services Trustee Ltd.
Suite 204
10605 Westside Drive
Grande Prairie, AB T8V 8E6

Attention: Chief Financial Officer
Facsimile: (780) 830-0882

PETROWEST ENERGY SERVICES TRUSTEE LTD., as Guarantor

By: *"signed"*
Name: John B. Paul
Title: Chief Financial Officer

Petrowest Services Ltd.
Suite 204
10605 Westside Drive
Grande Prairie, AB T8V 8E6

Attention: Chief Financial Officer
Facsimile: (780) 830-0882

PETROWEST SERVICES LTD., as Guarantor

By: *"signed"*
Name: John B. Paul
Title: Chief Financial Officer

Petrowest Energy Services Trust
Suite 204
10605 Westside Drive
Grande Prairie, Alberta T8V 8E6

Attention: Chief Financial Officer
Facsimile: (780) 830-0882

PETROWEST ENERGY SERVICES TRUST, as Guarantor, by and through its administrator, PETROWEST ENERGY SERVICES GENERAL PARTNER LTD.

By: *"signed"*
Name: John B. Paul
Title: Chief Financial Officer

Petrowest Energy Services Business Trust
Suite 204
10605 Westside Drive
Grande Prairie, AB T8V 8E6

Attention: Chief Financial Officer
Facsimile: (780) 830-0882

PETROWEST ENERGY SERVICES BUSINESS TRUST, as Guarantor, by and through its administrator, PETROWEST ENERGY SERVICES GENERAL PARTNER LTD.

By: *"signed"*
Name: John B. Paul
Title: Chief Financial Officer

The Toronto-Dominion Bank
TD Commercial Banking
Suite 910, 333 - 7th Avenue S.W.
Calgary, Alberta
T2P 2Z1

Attention: Senior Manager, National Accounts
Facsimile: (403) 292-1317

THE TORONTO-DOMINION BANK, as Lender

By: *"signed"*
Name:
Title:

By: *"signed"*
Name:
Title:

Alberta Treasury Branch
Corporate Financial Services
3rd Floor, 239 - 8th Avenue S.W.
Calgary, Alberta T2P 1B9

Attention: Senior Relationship Manager
Facsimile: (403) 974-5784

ALBERTA TREASURY BRANCHES, as Lender

By: *"signed"*
Name:
Title:

By: *"signed"*
Name: D.A. (Dwayne) Hoopfer
Title: Senior Relationship Manager

The Bank of Nova Scotia
Calgary Commercial Banking Centre
240 - 8th Avenue S.W.
P.O. Box 2540
Calgary, Alberta T2P 2N7

Attention: Senior Relationship Manager
Facsimile: (403) 221-6450

THE BANK OF NOVA SCOTIA, as Lender

By: *"signed"*
Name:
Title:

By: *"signed"*
Name:
Title:

The Toronto-Dominion Bank
Loan Syndications - Agency
Royal Trust Tower
18th Floor, 77 King Street West
Toronto, Ontario M5K 1A2

Attention: Vice President Loan Syndications - Agency
Facsimile: (416) 982-5535

THE TORONTO-DOMINION BANK, as Agent

By: *"signed"*
Name:
Title:

SCHEDULE "A" attached to and forming part of the Amended and Restated Credit Agreement made as of May 18, 2007 among Petrowest Energy Services General Partner Ltd., as borrower, Petrowest Construction LP, Petrowest Transportation LP, Petrowest Civil Services LP, Petrowest Services Rentals LP, Petrowest Energy Services Trustee Ltd., Petrowest Services Ltd., Petrowest Energy Services Trust and Petrowest Energy Services Business Trust, as guarantors, The Toronto-Dominion Bank, Alberta Treasury Branches and the Bank of Nova Scotia, as lenders and the other banks and financial institutions from time to time parties hereto as lenders and The Toronto-Dominion Bank, as Agent.

COMMITMENTS OF LENDERS

Name of Address of Lender	Working Capital Facility Commitment	Syndicated Facility Commitment
The Toronto-Dominion Bank TD Commercial Banking Suite 910, 333 - 7th Avenue S.W. Calgary, Alberta T2P 2Z1 Attention: Senior Manager, National Accounts Facsimile: (403) 292-1317	$10,000,000	$30,000,000
Alberta Treasury Branch Corporate Financial Services 3rd Floor, 239 - 8th Avenue S.W. Calgary, Alberta T2P 1B9 Attention: Senior Relationship Manager Facsimile: (403) 974-5784	NIL	$30,000,000

The Bank of Nova Scotia Calgary Commercial Banking Centre 240 - 8th Avenue S.W. P.O. Box 2540 Calgary, Alberta T2P 2N7 Attention: Senior Relationship Manager Facsimile: (403) 221-6450	NIL	$30,000,000
Bank of Montreal 9th Floor, 350 - 7th Avenue S.W. Calgary, Alberta T2P 3N9 Attention: Director Facsimile: (403) 234-1688	NIL	$20,000,000
TOTAL	**$10,000,000**	**$110,000,000**

SCHEDULE "B" attached to and forming part of the Amended and Restated Credit Agreement made as of May 18, 2007 among Petrowest Energy Services General Partner Ltd., as borrower, Petrowest Construction LP, Petrowest Transportation LP, Petrowest Civil Services LP, Petrowest Services Rentals LP, Petrowest Energy Services Trustee Ltd., Petrowest Services Ltd., Petrowest Energy Services Trust and Petrowest Energy Services Business Trust, as guarantors, The Toronto-Dominion Bank, Alberta Treasury Branches and the Bank of Nova Scotia, as lenders and the other banks and financial institutions from time to time parties hereto as lenders and The Toronto-Dominion Bank, as Agent.

COMPLIANCE CERTIFICATE

TO: The Toronto-Dominion Bank, as Agent
Loan Syndications - Agency
Royal Trust Tower
18th Floor, 77 King Street West
Toronto, Ontario M5K 1A2

Attention: Vice President Loan Syndications - Agency
Facsimile: (416) 982-5535

Ladies and Gentlemen:

1. Reference is made to the amended and restated credit agreement made as of May 18, 2007 among Petrowest Energy Services General Partner Ltd., as borrower (the "**Borrower**"), Petrowest Construction LP, Petrowest Transportation LP, Petrowest Civil Services LP, Petrowest Services Rentals LP, Petrowest Energy Services Trustee Ltd., Petrowest Services Ltd., Petrowest Energy Services Trust and Petrowest Energy Services Business Trust, as guarantors, The Toronto-Dominion Bank, Alberta Treasury Branches, The Bank of Nova Scotia and the other financial institutions party thereto, as lenders and The Toronto-Dominion Bank, as Agent, as amended, supplemented, restated or replaced from time to time (the "**Credit Agreement**"). All terms and expressions used herein but not otherwise defined, shall have the same meanings herein as are ascribed thereto in the Credit Agreement.

2. I, **[name]**, in my capacity as Responsible Officer of the Trust and the Borrower and not in any Personal capacity, hereby certify that as of the date hereof:

(a) the representations and warranties set forth in the Credit Agreement are true and correct on the date hereof;

(b) the Borrower and each other Credit Party has performed or observed or caused to be performed or observed the covenants set forth in the Credit Agreement to be performed or observed by them to the date hereof; and

(c) there has not occurred any unremedied Default or Event of Default;

[insert a description of unremedied Pending Events of Default or Events of Default and remedial action proposed to be taken and taken]

3. As at **[insert date of relevant financial statements, as applicable]**, 20____:

(a) the Current Ratio is •,

(b) the Funded Debt to EBITDA Ratio is •;

(c) the Fixed Charge Coverage Test is •; and

(d) the Funded Debt to Capitalization Ratio is •.

The calculation of each of 3(a), (b), (c) and (d) above are as set out on Exhibit "A" attached hereto.

4. The net present value of outstanding leases is •, based on a discount rate of •%.

5. Based on the Funded Debt to EBITDA Ratio reported the Applicable Margin shall increase/decrease/stay the same as of ______________, 20____. The Applicable Margin is as indicated below.

EBITDA to Funded Debt	**Prime Rate**	**BA Rate Letter of Credit/Guarantee Rate**	**Commitment Fee Rate**	**Applicable Margin**
≤ 1.00	[REDACTED]	[REDACTED]	[REDACTED]	[✓]
> 1.00 ≤ 1.50	[REDACTED]	[REDACTED]	[REDACTED]	
> 1.50 ≤ 2.25	[REDACTED]	[REDACTED]	[REDACTED]	

DATED this __________day of ____________________, 20____.

PETROWEST ENERGY SERVICES GENERAL PARTNER LTD.

Per: ________________________________
Name:
Title:

[TRUST, by its administrator, <>]

Per: ________________________________
Name:
Title:

Exhibit "A"

Financial Ratio Calculations

SCHEDULE "C" attached to and forming part of the Amended and Restated Credit Agreement made as of May 18, 2007 among Petrowest Energy Services General Partner Ltd., as borrower, Petrowest Construction LP, Petrowest Transportation LP, Petrowest Civil Services LP, Petrowest Services Rentals LP, Petrowest Energy Services Trustee Ltd., Petrowest Services Ltd., Petrowest Energy Services Trust and Petrowest Energy Services Business Trust, as guarantors, The Toronto-Dominion Bank, Alberta Treasury Branches and the Bank of Nova Scotia, as lenders and the other banks and financial institutions from time to time parties hereto as lenders and The Toronto-Dominion Bank, as Agent.

CONVERSION NOTICE

TO: The Toronto-Dominion Bank, as Agent
Loan Syndications - Agency
Royal Trust Tower
18th Floor, 77 King Street West
Toronto, Ontario M5K 1A2

Attention: Vice President Loan Syndications - Agency
Facsimile: (416) 982-5535

Dear Sirs:

1. Reference is made to the amended and restated credit agreement made as of May 18, 2007 among Petrowest Energy Services General Partner Ltd., as borrower (the "**Borrower**"), Petrowest Construction LP, Petrowest Transportation LP, Petrowest Civil Services LP, Petrowest Services Rentals LP, Petrowest Energy Services Trustee Ltd., Petrowest Services Ltd., Petrowest Energy Services Trust and Petrowest Energy Services Business Trust, as guarantors, The Toronto-Dominion Bank, Alberta Treasury Branches, The Bank of Nova Scotia and the other financial institutions party thereto, as lenders and The Toronto-Dominion Bank, as Agent, as amended, supplemented, restated or replaced from time to time (the "**Credit Agreement**"). All terms and expressions used herein but not otherwise defined, shall have the same meanings herein as are ascribed thereto in the Credit Agreement.

2. Pursuant to Section 6.3 of the Credit Agreement, the Borrower hereby requests the following Conversion under the Credit Facility:

(a) Conversion Date:

(b) Type and amount of existing Advance
(prior to Conversion):______________________________

(c) Type and amount of converted Advance
(after Conversion):______________________________

(d) BA Interest Period (after Conversion)
(if applicable):______________________________

(e) Borrower's applicable account(s)
(if any):______________________________

(f) Applicable Facility: ______________________________

(g) Special Instructions (if any): ______________________________

3. The representations and warranties set forth in the Credit Agreement are true and correct on the date hereof.

4. No Default or Event of Default has occurred and is continuing **[except those set out below, which have been expressly disclosed to and waived or agreed to by the Lenders or the Majority Lenders, as applicable]**.

DATED this _________day of ____________________, •.

PETROWEST ENERGY SERVICES GENERAL PARTNER LTD.

Per: ______________________________
Name:
Title:

SCHEDULE "D" attached to and forming part of the Amended and Restated Credit Agreement made as of May 18, 2007 among Petrowest Energy Services General Partner Ltd., as borrower, Petrowest Construction LP, Petrowest Transportation LP, Petrowest Civil Services LP, Petrowest Services Rentals LP, Petrowest Energy Services Trustee Ltd., Petrowest Services Ltd., Petrowest Energy Services Trust and Petrowest Energy Services Business Trust, as guarantors, The Toronto-Dominion Bank, Alberta Treasury Branches and the Bank of Nova Scotia, as lenders and the other banks and financial institutions from time to time parties hereto as lenders and The Toronto-Dominion Bank, as Agent.

DRAWDOWN NOTICE

TO: The Toronto-Dominion Bank, as Agent
Loan Syndications - Agency
Royal Trust Tower
18th Floor, 77 King Street West
Toronto, Ontario M5K 1A2

Attention: Vice President Loan Syndications - Agency
Facsimile: (416) 982-5535

Dear Sirs:

1. Reference is made to the amended and restated credit agreement made as of May 18, 2007 among Petrowest Energy Services General Partner Ltd., as borrower (the "**Borrower**"), Petrowest Construction LP, Petrowest Transportation LP, Petrowest Civil Services LP, Petrowest Services Rentals LP, Petrowest Energy Services Trustee Ltd., Petrowest Services Ltd., Petrowest Energy Services Trust and Petrowest Energy Services Business Trust, as guarantors, The Toronto-Dominion Bank, Alberta Treasury Branches, The Bank of Nova Scotia and the other financial institutions party thereto, as lenders and The Toronto-Dominion Bank, as Agent, as amended, supplemented, restated or replaced from time to time (the "**Credit Agreement**"). All terms and expressions used herein but not otherwise defined, shall have the same meanings herein as are ascribed thereto in the Credit Agreement.

2. the Borrower hereby requests the following Drawdown under the provisions of the Credit Facility:

(a) Drawdown Date: ______________________________

(b) Amount of Drawdown: ______________________________

(c) Type of Advance: ______________________________

(d) BA Interest Period (if applicable): ______________________________

(e) Letter of Credit/Guarantee expiry date (if applicable): ______________________________

(f) Applicable Facility: ______________________________

(g) Borrower's account(s) to be credited (if applicable): ______________________________

(h) Special Instructions (if any): ______________________________

3. The representations and warranties set forth the Credit Agreement are true and correct on the date hereof.

4. No Default or Event of Default has occurred and is continuing **[except those set out below, which have been expressly disclosed to and waived or agreed to by the Lenders or the Majority Lenders, as applicable]**.

DATED this ______ day of ________________ •.

PETROWEST ENERGY SERVICES GENERAL PARTNER LTD.

Per: ______________________________
Name:
Title:

SCHEDULE "E" attached to and forming part of the Amended and Restated Credit Agreement made as of May 18, 2007 among Petrowest Energy Services General Partner Ltd., as borrower, Petrowest Construction LP, Petrowest Transportation LP, Petrowest Civil Services LP, Petrowest Services Rentals LP, Petrowest Energy Services Trustee Ltd., Petrowest Services Ltd., Petrowest Energy Services Trust and Petrowest Energy Services Business Trust, as guarantors, The Toronto-Dominion Bank, Alberta Treasury Branches and the Bank of Nova Scotia, as lenders and the other banks and financial institutions from time to time parties hereto as lenders and The Toronto-Dominion Bank, as Agent.

REPAYMENT NOTICE

TO: The Toronto-Dominion Bank, as Agent
Loan Syndications - Agency
Royal Trust Tower
18th Floor, 77 King Street West
Toronto, Ontario M5K 1A2

Attention: Vice President Loan Syndications - Agency
Facsimile: (416) 982-5535

Ladies and Gentlemen:

1. Reference is made to the amended and restated credit agreement made as of May 18, 2007 among Petrowest Energy Services General Partner Ltd., as borrower (the "**Borrower**"), Petrowest Construction LP, Petrowest Transportation LP, Petrowest Civil Services LP, Petrowest Services Rentals LP, Petrowest Energy Services Trustee Ltd., Petrowest Services Ltd., Petrowest Energy Services Trust and Petrowest Energy Services Business Trust, as guarantors, The Toronto-Dominion Bank, Alberta Treasury Branches, The Bank of Nova Scotia and the other financial institutions party thereto, as lenders and The Toronto-Dominion Bank, as Agent, as amended, supplemented, restated or replaced from time to time (the "**Credit Agreement**"). All terms and expressions used herein but not otherwise defined, shall have the same meanings herein as are ascribed thereto in the Credit Agreement.

2. Pursuant to Section 3.1 of the Credit Agreement, the Borrower hereby wishes to make the following repayment under the provisions of Credit Facility:

(a) Date of repayment: ______________________________

(b) Type of Advance: ______________________________

(c) Amount of repayment: ______________________________

(d) Applicable Facility: ______________________________

(e) Borrower's account(s) to be debited (if applicable): ______________________________

(f) Special Instructions (if any): ______________________________

DATED this __________ day of ____________________, •.

PETROWEST ENERGY SERVICES GENERAL PARTNER LTD.

Per: ______________________________
Name:
Title:

SCHEDULE "F" attached to and forming part of the Amended and Restated Credit Agreement made as of May 18, 2007 among Petrowest Energy Services General Partner Ltd., as borrower, Petrowest Construction LP, Petrowest Transportation LP, Petrowest Civil Services LP, Petrowest Services Rentals LP, Petrowest Energy Services Trustee Ltd., Petrowest Services Ltd., Petrowest Energy Services Trust and Petrowest Energy Services Business Trust, as guarantors, The Toronto-Dominion Bank, Alberta Treasury Branches and the Bank of Nova Scotia, as lenders and the other banks and financial institutions from time to time parties hereto as lenders and The Toronto-Dominion Bank, as Agent.

ROLLOVER NOTICE

TO: The Toronto-Dominion Bank, as Agent
Loan Syndications - Agency
Royal Trust Tower
18th Floor, 77 King Street West
Toronto, Ontario M5K 1A2

Attention: Vice President Loan Syndications - Agency
Facsimile: (416) 982-5535

Ladies and Gentlemen:

1. Reference is made to the amended and restated credit agreement made as of May 18, 2007 among Petrowest Energy Services General Partner Ltd., as borrower (the "**Borrower**"), Petrowest Construction LP, Petrowest Transportation LP, Petrowest Civil Services LP, Petrowest Services Rentals LP, Petrowest Energy Services Trustee Ltd., Petrowest Services Ltd., Petrowest Energy Services Trust and Petrowest Energy Services Business Trust, as guarantors, The Toronto-Dominion Bank, Alberta Treasury Branches, The Bank of Nova Scotia and the other financial institutions party thereto, as lenders and The Toronto-Dominion Bank, as Agent, as amended, supplemented, restated or replaced from time to time (the "**Credit Agreement**"). All terms and expressions used herein but not otherwise defined, shall have the same meanings herein as are ascribed thereto in the Credit Agreement.

2. Pursuant to Section 6.3 of the Credit Agreement, the Borrower hereby requests the following Rollover under the provisions of the Credit Facility:

(a) Rollover Date: ______________________________

(b) Type of Advance: ______________________________

(c) Amount of Rollover: ______________________________

(d) Applicable Facility: ______________________________

(e) BA Interest Period (after Rollover) (if applicable:) ______________________________

(f) The Borrower's account(s) (if any): ______________________________

(g) Special Instructions (if any): ______________________________

3. The representations and warranties set forth in the Credit Agreement are true and correct on the date hereof.

4. No Default or Event of Default has occurred and is continuing **[except those set out below, which have been expressly disclosed to and waived or agreed to by the Lender or the Majority Lenders, as applicable]**.

DATED this _________day of ___________________, •.

PETROWEST ENERGY SERVICES GENERAL PARTNER LTD.

Per: ______________________________
Name:
Title:

SCHEDULE "G" attached to and forming part of the Amended and Restated Credit Agreement made as of May 18, 2007 among Petrowest Energy Services General Partner Ltd., as borrower, Petrowest Construction LP, Petrowest Transportation LP, Petrowest Civil Services LP, Petrowest Services Rentals LP, Petrowest Energy Services Trustee Ltd., Petrowest Services Ltd., Petrowest Energy Services Trust and Petrowest Energy Services Business Trust, as guarantors, The Toronto-Dominion Bank, Alberta Treasury Branches and the Bank of Nova Scotia, as lenders and the other banks and financial institutions from time to time parties hereto as lenders and The Toronto-Dominion Bank, as Agent.

REQUEST FOR OFFER OF EXTENSION

TO: The Toronto-Dominion Bank, as Agent
Loan Syndications - Agency
Royal Trust Tower
18th Floor, 77 King Street West
Toronto, Ontario M5K 1A2

Attention: Vice President Loan Syncications - Agency
Facsimile: (416) 982-5535

Ladies and Gentlemen:

1. Reference is made to the amended and restated credit agreement made as of May 18, 2007 among Petrowest Energy Services General Partner Ltd., as borrower (the "**Borrower**"), Petrowest Construction LP, Petrowest Transportation LP, Petrowest Civil Services LP, Petrowest Services Rentals LP, Petrowest Energy Services Trustee Ltd., Petrowest Services Ltd., Petrowest Energy Services Trust and Petrowest Energy Services Business Trust, as guarantors, The Toronto-Dominion Bank, Alberta Treasury Branches, The Bank of Nova Scotia and the other financial institutions party thereto, as lenders and The Toronto-Dominion Bank, as Agent, as amended, supplemented, restated or replaced from time to time (the "**Credit Agreement**"). All terms and expressions used herein but not otherwise defined, shall have the same meanings herein as are ascribed thereto in the Credit Agreement.

We hereby give notice of our request for an offer of extension of the Term Date for a further one year period pursuant to Section 2.5 of the Credit Agreement.

As of the date hereof, there exists no Default or Event of Default **[except those set out below which have been expressly disclosed to and waived or agreed to by the Lenders or the Majority Lenders, as applicable]**.

Yours very truly,

PETROWEST ENERGY SERVICES GENERAL PARTNER LTD.

Per: ______________________
Name:
Title:

Each of the undersigned hereby agrees to the extension requested herein by the Borrower.

Dated as of the ______ day of ____________________, •.

PETROWEST CONSTRUCTION LP, as Guarantor, by and through its general partner, PETROWEST ENERGY SERVICES GENERAL PARTNER LTD.

By: ______________________
Name:
Title:

PETROWEST TRANSPORTATION LP, as Guarantor, by and through its general partner, PETROWEST ENERGY SERVICES GENERAL PARTNER LTD.

By: ______________________
Name:
Title:

PETROWEST CIVIL SERVICES LP, as Guarantor, by and through its general partner, PETROWEST ENERGY SERVICES GENERAL PARTNER LTD.

By: ______________________
Name:
Title:

PETROWEST SERVICES RENTALS LP, as Guarantor, by and through its general partner, PETROWEST ENERGY SERVICES GENERAL PARTNER LTD.

By: ______________________
Name:
Title:

PETROWEST ENERGY SERVICES TRUSTEE LTD., as Guarantor

By: ______________________
Name:
Title:

PETROWEST SERVICES LTD., as Guarantor

By: ______________________
Name:
Title:

PETROWEST ENERGY SERVICES TRUST, as Guarantor, by and through its administrator, PETROWEST ENERGY SERVICES GENERAL PARTNER LTD.

By: ______________________
Name: John B. Paul
Title: Chief Financial Officer

PETROWEST ENERGY SERVICES BUSINESS TRUST, as Guarantor, by and through its administrator, PETROWEST ENERGY SERVICES GENERAL PARTNER LTD.

By: ______________________
Name: John B. Paul
Title: Chief Financial Officer

SCHEDULE "H" attached to and forming part of the Amended and Restated Credit Agreement made as of May 18, 2007 among Petrowest Energy Services General Partner Ltd., as borrower, Petrowest Construction LP, Petrowest Transportation LP, Petrowest Civil Services LP, Petrowest Services Rentals LP, Petrowest Energy Services Trustee Ltd., Petrowest Services Ltd., Petrowest Energy Services Trust and Petrowest Energy Services Business Trust, as guarantors, The Toronto-Dominion Bank, Alberta Treasury Branches and the Bank of Nova Scotia, as lenders and the other banks and financial institutions from time to time parties hereto as lenders and The Toronto-Dominion Bank, as Agent.

SUBSIDIARIES

Name		Location
I.	**Petrowest Energy Services General Partner Ltd.**	Grande Prairie, Alberta
II.	**Petrowest Energy Services Business Trust**	Grande Prairie, Alberta
III.	**Petrowest Construction LP**	Grande Prairie, Alberta
IV.	**Petrowest Transportation LP**	Grande Prairie, Alberta
V.	**Petrowest Civil Services LP**	Grande Prairie, Alberta
VI.	**Petrowest Service Rentals LP**	Grande Prairie, Alberta
VII.	**Petrowest Energy Services Trustee Ltd.**	Grande Prairie, Alberta
VIII.	**Petrowest Services Ltd.**	Grande Prairie, Alberta

SCHEDULE "I" attached to and forming part of the Amended and Restated Credit Agreement made as of May 18, 2007 among Petrowest Energy Services General Partner Ltd., as borrower, Petrowest Construction LP, Petrowest Transportation LP, Petrowest Civil Services LP, Petrowest Services Rentals LP, Petrowest Energy Services Trustee Ltd., Petrowest Services Ltd., Petrowest Energy Services Trust and Petrowest Energy Services Business Trust, as guarantors, The Toronto-Dominion Bank, Alberta Treasury Branches and the Bank of Nova Scotia, as lenders and the other banks and financial institutions from time to time parties hereto as lenders and The Toronto-Dominion Bank, as Agent.

REAL PROPERTY

1. **[Suite 204, 10605 Westside Drive, Grande Prairie, Alberta T8V 8E6]**

SCHEDULE "J" attached to and forming part of the Amended and Restated Credit Agreement made as of May 18, 2007 among Petrowest Energy Services General Partner Ltd., as borrower, Petrowest Construction LP, Petrowest Transportation LP, Petrowest Civil Services LP, Petrowest Services Rentals LP, Petrowest Energy Services Trustee Ltd., Petrowest Services Ltd., Petrowest Energy Services Trust and Petrowest Energy Services Business Trust, as guarantors, The Toronto-Dominion Bank, Alberta Treasury Branches and the Bank of Nova Scotia, as lenders and the other banks and financial institutions from time to time parties hereto as lenders and The Toronto-Dominion Bank, as Agent.

ASSIGNMENT AGREEMENT

THIS ASSIGNMENT AGREEMENT made this • day of •.

BETWEEN:

• (the "**Lender**")

- and -

• (the "**Assignee**")

WHEREAS the Lender is a party to the Amended and Restated Credit Agreement dated as of May 18, 2007 made among Petrowest Energy Services General Partner Ltd., as borrower (the "**Borrower**"), Petrowest Construction LP, Petrowest Transportation LP, Petrowest Civil Services LP, Petrowest Services Rentals LP, Petrowest Energy Services Trustee Ltd., Petrowest Services Ltd., Petrowest Energy Services Trust and Petrowest Energy Services Business Trust, as guarantors, The Toronto-Dominion Bank, Alberta Treasury Branches and the Bank of Nova Scotia and the other financial institutions party hereto, as lenders and The Toronto-Dominion Bank, as Agent (the "**Agent**"), as amended, supplemented, restated or replaced from time to time (the "**Credit Agreement**");

AND WHEREAS the Lender desires to assign to the Assignee a portion of its rights and obligations under the Credit Agreement (including, without limitation, that same portion of the Commitments) and the other Credit Documents;

AND WHEREAS pursuant to the terms of the Credit Agreement, the Lender has paid to the Agent a processing and recording fee, receipt of which shall be evidenced by the Agent's acknowledgement and approval hereof and the Lender has otherwise complied with the provisions set out in Article XI of the Credit Agreement;

NOW THEREFORE THIS AGREEMENT WITNESSES that the parties hereto agree as follows:

1. All capitalized terms used herein and not defined shall have the meanings ascribed thereto in the Credit Agreement.

2. Pursuant to and in accordance with Article XI of the Credit Agreement, the Lender hereby irrevocably assigns and transfers to the Assignee and the Assignee hereby purchases from the Lender and assumes, all rights and obligations of the Lender under the Credit Agreement with respect to that portion of the Lender's Commitment(s) set forth in Appendix I hereto.

3. The Assignee agrees to be bound by the terms and conditions of the Credit Agreement and to perform all of the obligations of a Lender thereunder from and after the effective date of this Assignment Agreement.

4. The Assignee hereby confirms and agrees to the appointment of The Toronto-Dominion Bank, as Agent.

5. The representations and covenants contained herein shall survive the execution and delivery of this Assignment Agreement.

6. The parties hereto acknowledge and agree that the provisions of this Assignment Agreement shall enure to the benefit of the Borrower, the Lender, the Arranger, the Agent and such other Lenders as may from time to time become parties to the Credit Agreement.

7. This Assignment Agreement shall be construed in accordance with, and all the rights of the parties hereto, shall be governed by, the laws of the Province of Alberta and the laws of Canada applicable therein.

8. This Assignment Agreement and any acknowledgements and approvals thereof may be executed in any number of counterparts, each of which when executed and delivered shall be deemed to be an original, and such counterparts together shall constitute one and the same agreement.

9. This Assignment Agreement shall become effective two (2) Business Days after the date on which the Agent acknowledges and consents to the assignment and transfer contemplated herein.

• **[Lender]**

By: ____________________________

By: ____________________________

• **[Assignee]**

By: ____________________________

By: ____________________________

Acknowledged and Consented to this • day of •

THE TORONTO-DOMINION BANK,
as Agent

By: ______________________________

If no Default or Event of Default has occurred and is continuing:

Consented to this • day of •

PETROWEST ENERGY SERVICES GENERAL PARTNER LTD.
as Borrower,

By: ______________________________
Name:
Title:

Appendix I

NAME AND ADDRESS OF LENDER

<>

Attention: <>

NAME AND ADDRESS OF ASSIGNEE

<>

Attention: <>

LENDER'S COMMITMENT TO BE ASSIGNED

$• of Working Capital Commitment

$• of Syndicated Facility Commitment

PAYMENTS

All interest payments or other payments to be made to the Assignee by **[bank wire transfer]** to:

<>

NOTICES

All notices and communications, except notice with respect to payment, and written confirmation of each such payment, to be addressed to the Assignee at:

<>

Attention: <>

Notices with respect to payment, and written confirmation of each such payment, to be addressed to the Assignee at:

<>

Attention: <>



PETROWEST ENERGY SERVICES TRUST

FORM 51-102F4

BUSINESS ACQUISITION REPORT

1. Identity of Company

1.1 Name and Address of Company

Petrowest Energy Services Trust
Suite 204, 10605 Westside Drive
Grande Prairie, Alberta T8V 8E6

1.2 Executive Officer

The name of the executive officer of Petrowest Energy Services Trust ("Petrowest" or the "Trust") who is knowledgeable about the Significant Acquisition and this Report is:

Kenneth N. Drysdale, President and Chief Executive Officer
Telephone: (780) 830-0881

2. Details of Acquisition

2.1 Nature of Business Acquired

On September 7, 2006, Petrowest completed the acquisition of 9 oil and gas services businesses (the "Acquired Companies") pursuant to share purchase agreements, the details of which are described below:

a) Gordon Bros. Construction (consisting of Gordon Bros. Construction Ltd. and 332691 Alberta Ltd.) specializes in the construction of wellsite leases, roadbuilding and wellsite reclamation. Gordon Bros. Construction employs approximately 30 people, and owns approximately 25 pieces of rolling stock.

b) Roy Larson Construction Ltd. is a well site construction, road building, and well site clean-up and restoration company. Roy Larson Construction Ltd. has approximately 60 permanent employees and 40 pieces of rolling stock.

c) Wales Contractors Ltd. is a roadbuilding and wellsite construction company. Wales Contractors Ltd. has approximately 45 permanent employees and approximately 30 pieces of rolling stock.

d) D&D Well Services (consisting of 404434 Alberta Corporation, 756171 Alberta Corporation, and 756169 Alberta Corporation) specializes in the transportation (mobilization and demobilization) of drilling rigs, services rigs, and heavy equipment to and from well sites.

D&D Well Services has approximately 75 employees, and owns approximately 60 pieces of heavy equipment (mobile units).

e) Murtron Hauling (consisting of Murtron Hauling Ltd. and 815431 Alberta Ltd.) is a company that engages in the transportation of gravel, heavy equipment, and logs for the construction, forestry, and oil and gas industries. Murtron Hauling has approximately 30 permanent employees and 25 contract employees, who support approximately 20 pieces of heavy equipment owned and used by Murtron Hauling in its business.

f) R Bee Crushing (consisting of R Bee Crushing Ltd., Dal Finn Holdings Ltd. and Bernet Ventures Ltd.) is a full-range rock crushing company. R Bee Crushing employs approximately 60 people, and has approximately 90 pieces of heavy equipment and 200 pieces of rolling stock that it engages in its business. In 2005, R Bee Crushing produced approximately 5,500,000 tonnes of crushed rock.

g) S.O.S. Oilfield Safety (incorporated as Safetymaster Rentals Corporation) is a company that engages in the provision of oilfield safety supervision and safety rental equipment for sour gas wells. S.O.S. Oilfield Safety owns approximately 25 pieces of major equipment, and employs approximately 20 permanent employees.

h) Neuwest Equipment Rentals Inc. engages in the rental of heavy equipment to the natural gas and oil process, pipeline, and civil construction sectors. The shares of Neuwest Equipment Rentals Inc. were purchased from Kenneth Drysdale and Gary Sweetman, the Chief Executive Officer and Chief Operating Officer, respectively, of the administrator of the Trust. Neuwest Equipment Rentals Inc. owns approximately 30 pieces of equipment.

i) Northern Tractor (consisting of Northern Tractor Sales and Rentals Co. Ltd. and Fitzpatrick Co. Ltd.) engages in the sales and rental of heavy equipment to the oil and gas construction industry. Northern Tractor has approximately 10 permanent employees and owns approximately 30 pieces of heavy equipment.

2.2 Date of Acquisition

The date of the Acquisition for accounting purposes was September 7, 2006.

2.3 Consideration

The consideration paid by Petrowest for the Acquired Companies is summarized in the table below:

Acquired Company	Cash	Trust Units	Aggregate(1)
Road and Lease			
Construction Services Division			
Gordon Bros. Construction	$ 5,922,429	888,363	$14,806,059
Roy Larson Construction	$11,909,810	1,190,981	$23,819,620
Wales Contractors	$13,918,380	1,391,838	$27,836,760
Subtotal	$31,750,619	3,471,182	$66,462,439
Transportation and Hauling Division			
D & D Well Services	$28,721,958	2,872,194	$57,443,898
Murtron Hauling	$ 6,105,680	915,851	$15,264,190
Subtotal	$34,827,638	3,788,045	$72,708,088
Civil Services Division			

Acquired Company	Cash	Trust Units	Aggregate[1]
R Bee Crushing	$19,572,540	2,935,881	$48,931,350
S.O.S. Oilfield Safety	$ 3,480,855	522,128	$ 8,702,135
Subtotal	$23,053,395	3,458,009	$ 57,633,485
Heavy Equipment Rentals Division			
Neuwest Equipment	$ 4,153,405	623,010	$10,383,505
Northern Tractor	$ 9,498,995	1,424,848	$23,747,475
Subtotal	$13,652,400	2,047,858	$34,130,980
Total	$103,284,052	12,765,094	$230,934,992

Notes:

1. For the purposes of calculation of the Aggregate, the Trust Units are attributed a value of $10.00 each.

2.4 Effect on Financial Position

The Acquired Companies form the entire business of Petrowest, through its affiliated and subsidiary entities. An aggregate of $103.3 million from Petrowest's initial public offering, which closed on September 7, 2006 and provided net proceeds to the Trust of $129.6 million, was used to pay the cash portion of the purchase price of the Acquired Companies. The trust units issued pursuant to the acquisition of the Acquired Companies constitutes 45.15% of the outstanding trust units of Petrowest.

2.5 Prior Valuations

None.

2.6 Parties to Transaction

The shares of Neuwest Equipment Rentals Inc. were purchased by the Trust from Kenneth N. Drysdale and Gary Sweetman, who are the Chief Executive Officer and Chief Operating Officer of the Trust's administrator, respectively.

2.7 Date of Report

October 18, 2006.

3 Financial Statements

See Schedule A hereto for the financial statements of the Acquired Companies required by Part 8 of National Instrument 51-102. See Schedule B hereto for pro forma financial statements of Petrowest.

Schedule "A"
Financial Statements

332691 Alberta Ltd.

(operating as Gordon Bros. Construction Ltd.)

Consolidated Financial Statements

March 31, 2006

September 30, 2005 and 2004



PricewaterhouseCoopers LLP
Chartered Accountants
111 5th Avenue SW, Suite 3100
Calgary, Alberta
Canada T2P 5L3
Telephone +1 (403) 509 7500
Facsimile +1 (403) 781 1825

May 5, 2006
(except for note 13, which is as at August 28, 2006)

Auditors' Report

To the Shareholders of
332691 Alberta Ltd.

We have audited the consolidated balance sheets of **332691 Alberta Ltd.** (operating as Gordon Bros. Construction Ltd.) as at September 30, 2005 and 2004 and the consolidated statements of earnings and retained earnings and cash flows for each of the years in the three-year period ended September 30, 2005. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with Canadian generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Company as at September 30, 2005 and 2004 and the results of its operations and its cash flows for each of the years in the three-year period ended September 30, 2005 in accordance with Canadian generally accepted accounting principles.

PricewaterhouseCoopers LLP

Chartered Accountants

Calgary, Alberta

332691 Alberta Ltd.

(operating as Gordon Bros. Construction Ltd.)
Consolidated Balance Sheets

	March 31,	September 30,	
	2006 $ (Unaudited)	2005 $	2004 $
Assets			
Current assets			
Cash	365,596	184,377	10
Accounts receivable	1,989,880	1,608,197	1,072,583
Prepaid expenses	1,330	-	-
Inventory	343,956	372,999	-
Current portion of note receivable	29,377	34,583	-
	2,730,139	2,200,156	1,072,593
Investment (note 5)	3,230	3,230	2,998
Note receivable	83,307	67,716	-
Property and equipment (note 3)	3,719,849	4,057,166	3,805,278
	6,536,525	6,328,268	4,880,869
Liabilities			
Current liabilities			
Bank overdraft	-	368,159	190,474
Accounts payable and accrued liabilities	700,436	697,538	875,888
Accrued management bonus	1,611,065	732,000	-
Income taxes payable	-	7,780	18,823
Current portion of obligations under capital lease (note 7)	1,006,741	1,205,201	1,037,618
Shareholder advances (note 8)	556,579	280,768	350,440
	3,874,821	3,291,446	2,473,243
Future income taxes (note 10)	67,514	67,514	22,668
Obligations under capital lease (note 7)	1,044,692	1,512,678	1,413,458
	4,987,027	4,871,638	3,909,369
Shareholders' Equity			
Share capital (note 6)	44	44	44
Retained earnings	1,549,454	1,456,586	971,456
	1,549,498	1,456,630	971,500
	6,536,525	6,328,268	4,880,869

Approved on behalf of Petrowest Energy Services Trust by Petrowest Energy Services General Partner Ltd., as Administrator

(signed) "*Kenneth N. Drysdale*"
Director

(signed) "*D. Hugh Gillard*"
Director

332691 Alberta Ltd.

(operating as Gordon Bros. Construction Ltd.)

Consolidated Statements of Earnings and Retained Earnings

	Three months ended March 31,		Six months ended March 31,		Years ended September 30,		
	2006 $ (Unaudited)	2005 $ (Unaudited)	2006 $ (Unaudited)	2005 $ (Unaudited)	2005 $	2004 $	2003 $
Revenue	3,444,780	2,424,643	6,607,050	5,390,779	8,604,638	7,779,706	6,631,681
Expenses							
Operating and administrative	2,500,044	1,789,875	4,367,561	3,630,051	6,355,041	6,020,817	4,781,686
Interest – current	2,474	5,106	4,374	10,350	15,346	36,007	12,651
Interest – capital leases	18,030	21,669	29,837	42,558	100,372	96,181	95,625
Management bonus	635,804	288,495	1,611,065	1,110,280	612,000	272,500	976,000
Amortization	283,621	259,524	570,770	538,808	1,210,337	1,001,181	690,894
	3,439,973	2,364,669	6,583,607	5,332,047	8,293,096	7,426,686	6,556,856
	4,807	59,974	23,443	58,732	311,542	353,020	74,825
Other income (expenses)							
Loss on disposal of investments	-	-	-	-	-	(20,000)	-
Interest income	-	1,417	1,087	1,417	5,586	112	-
Gain (loss) on disposal of property and equipment	-	11,625	86,185	85,201	261,204	75,382	(7,941)
Earnings before income taxes	4,807	73,016	110,715	145,350	578,332	408,514	66,884
Income tax expense (note 10)	775	11,770	17,847	23,430	93,202	69,730	13,925
Earnings for the period	4,032	61,246	92,868	121,920	485,130	338,784	52,959
Retained earnings – Beginning of period	1,545,422	1,032,130	1,456,586	971,456	971,456	632,672	579,713
Retained earnings – End of period	1,549,454	1,093,376	1,549,454	1,093,376	1,456,586	971,456	632,672

332691 Alberta Ltd.

(operating as Gordon Bros. Construction Ltd.)
Consolidated Statements of Cash Flows

	Three months ended March 31,		Six months ended March 31,		Years ended September 30,		
	2006 $ (Unaudited)	2005 $ (Unaudited)	2006 $ (Unaudited)	2005 $ (Unaudited)	2005 $	2004 $	2003 $
Cash provided by (used in)							
Operating activities							
Earnings for the period	4,032	61,245	92,868	121,920	485,130	338,748	52,959
Items not affecting cash							
Amortization	283,621	259,524	570,770	538,808	1,210,337	1,001,181	690,894
Loss (gain) on disposal of property and equipment	-	(11,625)	(86,185)	(85,201)	(261,204)	(75,382)	7,941
Loss on disposal of investments	-	-	-	-	-	20,000	-
Future income tax expense	-	-	-	-	44,846	11,647	188
	287,653	309,145	577,453	575,527	1,479,109	1,296,194	751,982
Change in non-cash working capital							
Accounts receivable	42,989	939,297	(381,683)	(86,626)	(535,614)	56,642	(223,045)
Prepaids	-	-	(1,330)	-	-	-	-
Inventory	52,832	-	29,043	-	(372,999)	-	-
Accounts payable and accrued liabilities	188,116	(503,220)	2,898	(892,500)	(178,350)	(296,817)	951,865
Accrued management bonus	(96,196)	45,745	879,065	1,170,280	732,000	-	-
Income taxes payable	(25,965)	11,770	(7,780)	23,430	(11,043)	15,926	(21,987)
	449,429	802,737	1,097,666	790,111	1,113,103	1,071,945	1,458,815
Financing activities							
Note receivable	127,024	(115,654)	(10,385)	(115,654)	(102,299)	-	-
Repayment of obligation under capital lease	(343,191)	(294,764)	(666,446)	(572,123)	(1,167,523)	(881,651)	(1,026,045)
Shareholder advances	383,761	91,690	275,811	54,649	(69,672)	276,076	119,812
Bank indebtedness	(253,951)	(242,787)	(368,159)	140,689	177,685	(257,427)	(57,874)
	(86,357)	(561,515)	(769,179)	(492,439)	(1,161,809)	(863,002)	(964,107)
Investing activities							
Purchase of property and equipment	(27,621)	-	(240,041)	(206,201)	(406,145)	(323,521)	(486,157)
Sale of property and equipment	-	107,227	92,773	280,000	639,450	88,000	-
Investments	-	-	-	-	(232)	(90)	(41)
	(27,621)	107,227	(147,268)	73,799	233,073	(235,611)	(486,198)
Increase (decrease) in cash	335,451	348,449	181,219	371,471	184,367	(26,668)	8,510
Cash – Beginning of period	30,145	23,032	184,377	10	10	26,678	18,168
Cash – End of period	365,596	371,481	365,596	371,481	184,377	10	26,678
Supplementary information							
Interest paid	3,457	216,776	34,261	52,500	115,718	132,988	108,276
Income taxes paid	26,740	-	26,740	-	61,755	38,031	35,717
Non-cash transactions							
Property and equipment purchased through capital lease	-	20,945	-	133,600	1,434,326	2,099,722	995,127

1 Nature of business

Gordon Bros. Construction Ltd. and 332691 Alberta Ltd. (the "Company") are privately owned and incorporated under the laws of the province of Alberta. The companies provide well site construction, road building and well site reclamation services in northern Alberta.

The Company's business is considered to have some seasonality, with peak levels generally in the first and fourth calendar year quarters.

2 Summary of significant accounting policies

These consolidated financial statements are stated in Canadian dollars and have been prepared in accordance with Canadian generally accepted accounting principles.

Principles of consolidation

The consolidated financial statements include the accounts of the Company and its wholly owned subsidiary, Gordon Bros. Construction Ltd. Intercompany balances and transactions have been eliminated on consolidation.

Property and equipment

Property and equipment are initially recorded at cost. Amortization is provided using the declining balance method at rates intended to amortize the cost of assets over their estimated useful lives.

Buildings	5%
Equipment	20%
Automotive	30%
Computer equipment	30%
Contractors mobile equipment	30%
Portable camp equipment	30%

Management assesses the carrying amount of property and equipment for impairment when facts and circumstances indicate a potential impairment. If it is determined that the estimated net recoverable amount is less than the net carrying amount, a writedown to the asset's fair value is recognized during the period.

Long-term investments

Other long-term investments are portfolio investments recorded at cost, less any write-down for other than temporary impairment.

Future income taxes

The Company uses the liability method of income tax allocation in accounting for income taxes. Under this method, future income tax assets and liabilities are determined based on temporary differences between the financial reporting and income tax bases of assets and liabilities, and measured using the substantively enacted tax rates and laws that will be in effect when the temporary differences are expected to reverse.

Inventory

Inventory is valued at the lower of cost and net realizable value. Cost is determined by the first-in, first-out method.

Measurement uncertainty

The preparation of financial statements in accordance with Canadian generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the period. Such estimates include providing amortization of property and equipment and the recoverability of accounts receivable. Actual results could differ from these estimates.

Revenue recognition

The Company's services are generally sold based upon purchase orders with the customer that include fixed or determinable prices. Revenue is recognized when services are rendered and when collectibility is reasonably assured.

3 Property and equipment

			March 31, 2006 (Unaudited)
	Cost $	**Accumulated amortization** $	**Net** $
Land	70,531	-	70,531
Buildings	408,120	89,526	318,594
Equipment	162,697	95,886	66,811
Automotive	1,617,920	963,102	654,818
Computer equipment	15,163	6,742	8,421
Contractors mobile equipment	5,857,532	3,286,712	2,570,820
Portable camp equipment	59,000	29,146	29,854
	8,190,963	4,471,114	3,719,849

			September 30, 2005
	Cost $	Accumulated amortization $	Net $
Land	70,531	-	70,531
Buildings	383,762	81,690	302,072
Equipment	162,871	89,777	73,094
Automotive	1,424,032	801,542	622,490
Computer equipment	9,813	5,731	4,082
Contractors mobile equipment	5,812,202	2,862,410	2,949,792
Portable camp equipment	59,000	23,895	35,105
	7,922,211	3,865,045	4,057,166

			September 30, 2004
	Cost $	Accumulated amortization $	Net $
Land	70,531	-	70,531
Buildings	261,177	69,017	192,160
Equipment	132,923	78,185	54,738
Automotive	1,288,288	714,979	573,309
Computer equipment	8,295	4,307	3,988
Contractors mobile equipment	5,776,893	2,916,491	2,860,402
Portable camp equipment	59,000	8,850	50,150
	7,597,107	3,791,829	3,805,278

Included in property and equipment as at March 31, 2006 are assets under capital lease with a cost of $4,729,018 (unaudited) (September 30, 2005 – $4,729,018; 2004 – $3,712,506) and accumulated amortization of $2,148,043 (unaudited) (September 30, 2005 -- $1,856,871; 2004 – $1,167,166).

4 Related party transactions

The Company is related to 1103710 Alberta Ltd. which is owned by a relative of one of the shareholders of the Company. During the six-month period ended March 31, 2006, the Company had property and equipment rental expense of $nil (unaudited) (years ended September 30, 2004 – $20,000; 2004 – $nil) to the related company. During the six month period ended March 31, 2006, the Company incurred $60,000 (unaudited) related to management fees (September 30, 2005 – $140,000) of which $60,000 (unaudited) was included in accrued liabilities as at March 31, 2006 (September 30, 2005 - $120,000).

These transactions are measured at the exchange amount.

5 Investment

	March 31,	September 30,	
	2006	**2005**	**2004**
	$	**$**	**$**
	(Unaudited)		
United Farmers of Alberta			
Patronage account	3,230	3,230	2,998

6 Share capital

Authorized
- Unlimited Class A common shares
- Unlimited Class B, non-voting, common shares
- Unlimited Class D, redeemable, retractable, non-voting preferred shares

Issued

	March 31,	September 30,	
	2006	**2005**	**2004**
	$	**$**	**$**
	(Unaudited)		
346 Class A shares	44	44	44

7 Obligations under capital lease

	March 31,	September 30,	
	2006 $ (Unaudited)	2005 $	2004 $
Capital lease obligation security is provided by specific leased equipment, repayable in monthly payments ranging from $966 - $15,669, including interest at rates ranging from 0% to 7.8% and matures on various dates to May, 2009.	2,051,433	2,717,879	2,451,076
Less: Obligations under capital lease due in one year	(1,006,741)	(1,205,201)	(1,037,618)
	1,044,692	1,512,678	1,413,458

Estimated principal repayments as at September 30, 2005 are as follows:

	$
2006	1,262,086
2007	887,577
2008	448,908
2009	247,592
	2,846,163
Less: Imputed interest	(128,284)
	2,717,879

8 Shareholder advances

Shareholder advances are unsecured, interest free and are repayable on demand.

9 Financial instruments

Fair values

The carrying value of cash, accounts receivable, note receivable, bank overdraft, accounts payable and accrued liabilities and accrued management bonus, approximate their fair values due to the relatively short period to maturity of the instruments and interest rates attached to the instruments. The fair values of shareholder advances and obligations under capital lease are not practicably determinable.

Credit risk

The Company is exposed to credit risk on the accounts receivable from its customers. In order to reduce its credit risk, the Company has adopted credit policies that include the analysis of the financial position of its customers and the regular review of their credit limits.

As at March 31, 2006, the Company had 90% of accounts receivable (unaudited) (September 30, 2005 – 71%; 2004 – 50%) from three customers.

Interest rate risk

The Company is exposed to interest rate risk in respect of the obligations under capital lease which bear fixed and fluctuating rates of interest.

10 Income taxes

The income tax provision recorded differs from the income tax obtained by applying the statutory income tax rates to the income for the period and is reconciled as follows:

	Three months ended December 31,		Six months ended March 31,		Years ended September 30,		
	2006 $ (Unaudited)	2005 $ (Unaudited)	2006 $ (Unaudited)	2005 $ (Unaudited)	2005 $	2004 $	2003 $
Earnings before income taxes	4,807	73,016	110,715	145,350	578,332	408,514	66,884
Combined statutory rate	16.12%	16.12%	16.12%	16.12%	16.12%	16.12%	17.37%
Calculated expected income taxes	775	11,770	17,847	23,430	93,227	65,852	11,618
Increase (decrease)							
Non-deductible expenses	-	-	-	-	657	4,354	2,307
Other	-	-	-	-	(682)	(476)	-
	775	11,770	17,847	23,430	93,202	69,730	13,925
Represented by							
Current income tax provision	775	11,770	17,847	23,430	48,456	58,083	13,737
Future income tax provision	-	-	-	-	44,846	11,647	188
	775	11,770	17,847	23,430	93,302	69,730	13,925

The component of future income tax liability is as follows:

	Six months ended March 31,	Years ended September 30,	
	2006 $	2005 $	2004 $
Carrying value of property and equipment in excess of tax value	67,514	67,514	22,668

11 Segmented information

In the opinion of management, the Company has only one business segment, which is the business of oilfield construction services in Canada.

12 Economic dependence

During the six months ended March 31, 2006, the Company had sales of 80% (unaudited) (years ended September 30, 2005 – 84% (each customer at 62%, 12% and 10%); 2004 – 89% (each customer at 41%, 35% and 13%); 2003 – 93% (each customer at 53%, 30% and 10%)) to three customers.

13 Subsequent event

Initial public offering

On August 28, 2006, Petrowest Energy Services Trust (the "Trust") filed a prospectus relating to the initial public offering of up to 14 million trust units for $10 per unit (the "Offering"). Costs of the Offering are estimated to be $2.0 million, and fees payable to the underwriters are estimated to be $8.4 million, resulting in net proceeds of $129.6 million.

The Trust, through a subsidiary, acquired 100% of the shares of the Company and all outstanding shareholders loans for $5,922,429 and 888,363 Trust units at a deemed price of $10 per unit. The cash payment will be adjusted post-closing for changes in working capital, long-term debt and shareholder loans to the date of closing.

Roy Larson Construction Ltd.

Financial Statements
February 28, 2006
May 31, 2005 and 2004



PricewaterhouseCoopers LLP
Chartered Accountants
111 5th Avenue SW, Suite 3100
Calgary, Alberta
Canada T2P 5L3
Telephone +1 (403) 509 7500
Facsimile +1 (403) 781 1825

May 5, 2006
(except for note 14, which is as at August 28, 2006)

Auditors' Report

To the Shareholders of
Roy Larson Construction Ltd.

We have audited the balance sheets of **Roy Larson Construction Ltd.** as at May 31, 2005 and 2004, and the statements of earnings and retained earnings and cash flows for each of the years in the three year period ended May 31, 2005. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with Canadian generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these financial statements present fairly, in all material respects, the financial position of the Company as at May 31, 2005 and 2004, and the results of its operations and its cash flows for each of the years in the three year period ended May 31, 2005 in accordance with Canadian generally accepted accounting principles.

PricewaterhouseCoopers LLP

Chartered Accountants

Calgary, Alberta

Roy Larson Construction Ltd.

Balance Sheets

	February 28,		May 31,
	2006 $ (Unaudited)	2005 $	2004 $
Assets			
Current assets			
Cash and cash equivalents	856,422	1,739,098	323,736
Accounts receivable	4,327,197	1,960,123	1,512,837
Prepaid expenses	80,920	68,500	-
	5,264,539	3,767,721	1,836,573
Investments (note 3)	25,873	25,873	25,808
Property and equipment (note 4)	10,507,490	8,244,270	6,337,672
	15,797,902	12,037,864	8,200,053
Liabilities			
Current liabilities			
Accounts payable and accrued liabilities	756,828	706,481	482,166
Accrued management bonus	2,523,098	2,972,000	1,539,500
Income taxes payable	49,710	7,616	19,755
Callable debt (note 5)	1,854,151	1,482,685	1,108,822
Current portion of capital lease obligations (note 6)	2,313,622	1,992,729	1,562,181
	7,497,409	7,161,511	4,712,424
Shareholder advances (note 7)	3,052,964	1,467,480	1,072,906
Future income tax liability (note 11)	166,862	93,433	74,575
Capital lease obligations (note 6)	2,375,666	1,694,213	1,032,982
	13,092,901	10,416,637	6,892,887
Shareholders' Equity			
Share capital (note 8)	150	150	150
Retained earnings	2,704,851	1,621,077	1,307,016
	2,705,001	1,621,227	1,307,166
	15,797,902	12,037,864	8,200,053

Commitments (note 9)

Approved on behalf of Petrowest Energy Services Trust by Petrowest Energy Services General Partner Ltd., as Administrator

(signed) "*Kenneth N. Drysdale*"
Director

(signed) "*D. Hugh Gillard*"
Director

Roy Larson Construction Ltd.

Statements of Earnings and Retained Earnings

	Three months ended February 28,		Nine months ended February 28,		Years ended May 31,		
	2006	2005	2006	2005	2005	2004	2003
	$	$	$	$	$	$	$
	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)			
Revenue	5,865,092	5,593,755	17,011,548	14,766,618	18,442,453	13,280,703	12,268,062
Expenses							
Operating and administrative	3,836,553	3,840,105	11,403,051	9,301,983	12,758,236	9,700,797	9,900,758
Amortization	713,688	500,410	2,060,237	1,506,886	2,179,727	1,627,682	1,161,064
Interest – current	1,929	2,018	10,811	8,012	13,254	15,479	13,956
Interest on callable debt and capital lease obligation	78,366	55,705	203,220	189,364	238,803	169,869	148,625
Management bonus	1,061,994	1,162,021	2,523,098	3,200,963	2,972,000	1,539,500	1,019,400
	5,692,530	5,560,259	16,200,417	14,207,208	18,162,020	13,053,327	12,243,803
	172,562	33,496	811,131	559,410	280,433	227,376	24,259
Other income (expense)							
Dividend income	-	-	-	-	88	9,030	-
Gain (loss) on disposal of property and equipment	55,293	9,657	481,498	(25,853)	82,896	281,744	-
	55,293	9,657	481,498	(25,853)	82,984	290,774	-
Earnings before income taxes	227,855	43,153	1,292,629	533,557	363,417	518,150	24,259
Income tax expense (note 11)	36,891	7,153	208,855	86,922	49,356	93,360	6,835
Earnings for the period	190,964	36,000	1,083,774	446,635	314,061	424,790	17,424
Retained earnings – Beginning of period	2,513,887	1,717,651	1,621,077	1,307,016	1,307,016	882,226	864,802
Retained earnings – End of period	2,704,851	1,753,651	2,704,851	1,753,651	1,621,077	1,307,016	882,226

Roy Larson Construction Ltd.

Statements of Cash Flows

	Three months ended February 28,		Nine months ended February 28,		Years ended May 31,		
	2006 $ (Unaudited)	2005 $ (Unaudited)	2006 $ (Unaudited)	2005 $ (Unaudited)	2005 $	2004 $	2003 $
Cash provided by (used in)							
Operating activities							
Earnings for the period	190,964	36,000	1,083,774	446,635	314,061	424,790	17,424
Items not affecting cash							
Amortization	713,688	500,410	2,060,237	1,506,886	2,179,727	1,627,682	1,161,064
Loss (gain) on disposal of property and equipment	(55,293)	(9,657)	(481,498)	25,853	(82,896)	(281,744)	-
Future income tax expense	8,913	1,564	73,429	(4,188)	18,858	63,924	3,982
	858,272	528,317	2,735,942	1,975,186	2,429,750	1,834,652	1,182,470
Changes in working capital							
Accounts receivable	(28,123)	19,452	(2,367,074)	(2,189,539)	(447,286)	(763,031)	(83,996)
Prepaids	(66,045)	(10,885)	(12,420)	(10,885)	(68,500)	-	932
Accounts payable and accrued liabilities	144,317	(72,483)	50,347	62,345	224,315	(134,798)	134,463
Income taxes	13,977	(12,646)	42,094	6,320	(12,139)	(19,869)	(18,534)
Accrued management bonus	1,061,994	1,162,021	(448,902)	1,661,463	1,432,500	1,539,500	-
	1,126,120	1,085,459	(2,735,955)	(470,296)	1,128,890	621,802	32,865
	1,984,392	1,613,776	(13)	1,504,890	3,558,640	2,456,454	1,215,335
Investing activities							
Property and equipment purchases	(187,068)	(172,019)	(1,608,031)	(926,192)	(2,019,989)	(2,044,206)	(1,233,462)
Proceeds from property and equipment disposals	182,480	182,750	911,813	814,993	1,237,052	777,500	-
Investment purchases	-	-	-	-	(65)	(23,608)	-
	(4,588)	10,731	(696,218)	(111,199)	(783,002)	(1,290,314)	(1,233,462)
Financing activities							
Proceeds from callable debt	100,971	13,800	850,373	487,531	1,255,245	1,118,722	737,139
Callable debt and capital lease obligation repayments	(947,798)	(638,501)	(2,622,302)	(2,309,568)	(3,010,095)	(2,166,595)	(1,764,132)
Shareholder advances	(93,893)	(95,572)	1,585,484	639,560	394,574	(488,071)	878,998
	(940,720)	(720,273)	(186,445)	(1,182,477)	(1,360,276)	(1,535,944)	(147,995)
Increase (decrease) in cash	1,039,084	904,234	(882,676)	211,214	1,415,362	(369,804)	(166,122)
Cash and cash equivalents – Beginning of period	(182,662)	(369,284)	1,739,098	323,736	323,736	693,540	859,662
Cash and cash equivalents – End of period	856,422	534,950	856,422	534,950	1,739,098	323,736	693,540
Supplementary information							
Interest paid	80,295	57,723	214,031	197,376	252,057	185,348	162,581
Income taxes paid	-	-	50,978	59,067	92,546	49,305	21,061
Non-cash transactions							
Property and equipment purchased through capital lease	666,196	227,250	3,145,741	2,590,575	3,220,492	2,058,946	1,321,696

1 Nature of business

Roy Larson Construction Ltd. (the "Company") is a privately owned company, that operates a well site construction, site restoration and road building business whose predecessors were incorporated under the Alberta Business Corporations Act in 1986.

The Company's business is considered to have some seasonality, with peak levels generally in the first and fourth calendar year quarters.

2 Summary of significant accounting policies

The financial statements are stated in Canadian dollars and have been prepared in accordance with Canadian generally accepted accounting principles.

Cash and cash equivalents

Included in cash and cash equivalents are bank overdrafts.

Investments

The Company accounts for investments on a cost basis. Investments are written down to their net realizable value should a decline in value occur that is not considered temporary.

Property and equipment

Property and equipment are initially recorded at cost. Rates of amortization applied on a declining balance basis to write off the cost of property and equipment over their estimated useful lives are as follows:

Buildings	4%
Generating equipment	8%
Equipment	20%
Furniture and fixtures	20%
Contractors moveable equipment	30%
Automotive equipment	30% – 40%
Computer equipment	30%

Management assesses the carrying amount of property and equipment for impairment when facts and circumstances indicate a potential impairment. If it is determined that the estimated net recoverable amount is less than the net carrying amount, a writedown to the asset's fair value is recognized during the period.

Future income taxes

The Company uses the liability method of income tax allocation in accounting for income taxes. Under this method, future income tax assets and liabilities are determined based on temporary differences between the financial reporting and income tax bases of assets and liabilities, and are measured using the substantively enacted income tax rates and laws that will be effect when the temporary differences are expected to reverse.

Measurement uncertainty

The preparation of financial statements in conformity with Canadian generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amount of assets and liabilities, disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of the revenues and expenses during the period. Such estimates include providing amortization of property and equipment and recoverability of accounts receivable. Actual results could differ from these estimates.

Revenue recognition

The Company' services are generally sold based on purchase orders with a customer that includes fixed or determinable prices. Revenue is recognized when services are rendered and when collectibility is reasonably assured.

3 Investments

	February 28,		May 31,
	2006 $ (Unaudited)	2005 $	2004 $
Golf and Country Club – 1 share	2,200	2,200	2,200
UFA patronage equity	23,673	23,673	23,608
	25,873	25,873	25,808

4 Property and equipment

			February 28, 2006
	Cost **$**	**Accumulated amortization** **$**	**Net** **$** (Unaudited)
Land	673,900	-	673,900
Buildings	947,788	92,299	855,489
Generating equipment	78,875	6,719	72,156
Equipment	272,745	106,483	166,262
Furniture and fixtures	41,698	24,703	16,995
Contractors moveable equipment	13,249,635	5,651,773	7,597,862
Automotive equipment	1,857,967	742,522	1,115,445
Computer equipment	21,590	12,209	9,381
	17,144,198	6,636,708	10,507,490

			May 31, 2005
	Cost **$**	**Accumulated amortization** **$**	**Net** **$**
Land	28,000	-	28,000
Buildings	641,301	70,616	570,685
Generating equipment	78,875	4,493	74,382
Equipment	225,483	96,532	128,951
Furniture and fixtures	38,920	21,958	16,962
Contractors moveable equipment	10,834,972	4,377,877	6,457,095
Automotive equipment	1,646,705	684,272	962,433
Computer equipment	16,057	10,295	5,762
	13,510,313	5,266,043	8,244,270

			May 31, 2004
	Cost **$**	**Accumulated amortization** **$**	**Net** **$**
Land	28,000	-	28,000
Buildings	516,106	49,406	466,700
Generating equipment	52,540	1,943	50,597
Equipment	226,460	86,121	140,339
Furniture and fixtures	38,920	17,717	21,203
Contractors moveable equipment	7,993,547	3,315,672	4,677,875
Automotive equipment	1,494,692	549,965	944,727
Computer equipment	16,057	7,826	8,231
	10,366,322	4,028,650	6,337,672

Included in property and equipment as at February 28, 2006 are assets under capital leases with a cost of $10,215,864 (unaudited) (May 31, 2005 – $7,007,982; 2004 – $4,123,686) and accumulated amortization of $3,427,298 (unaudited) (May 31, 2005 – $2,148,989; 2004 – $1,067,992).

5 Callable debt

	February 28,		**May 31,**
	2006 **$** (Unaudited)	**2005** **$**	**2004** **$**
Term loans security is provided by related property and equipment, are repayable in monthly payments ranging from $1,730 to $8,550, including interest at rates ranging from 5.3% to 7.0%, maturing at various dates to December 2009 and payable on demand.	1,239,611	1,482,685	1,108,822
Term loans security is provided by related property and equipment, repayable in monthly payments ranging from $4,960 to $7,386, including interest at rates ranging from prime plus 1.0% to 1.5%, maturing at various dates to May 2012 and payable on demand.	614,540	-	-
	1,854,151	1,482,685	1,108,822

The net book value of the security provided by related property and equipment for the above term loans are $1,808,863 at May 31, 2005 (2004 – $957,321).

Estimated principal repayments as at May 31, 2005 are as follows:

	$
2006	585,255
2007	512,732
2008	276,283
2009	108,415
	1,482,685

At May 31, 2005, the Company was in breach of a debt covenant related to the current ratio for the above term loans. The Company obtained a waiver from its lendors until May 31, 2006.

The Company has a line of credit which has an available credit facility of $500,000 that has not been drawn upon at May 31, 2005. The line of credit security is provided by a general security agreement.

6 Capital lease obligations

	February 28,	May 31,	
	2006 $ (Unaudited)	2005 $	2004 $
Capital lease obligations security is provided by related property and equipment, are repayable in monthly payments of $114,366, including interest at rates ranging from 0.00% to 6.59%, maturing on various dates ranging from May 2005 to September 2009.	4,689,288	3,686,942	2,595,163
Less: Current portion	(2,313,622)	(1,992,729)	(1,562,181)
	2,375,666	1,694,213	1,032,982

Repayments on capital leases as at May 31, 2005 are estimated as follows:

	$
2006	2,203,374
2007	1,474,221
2008	354,856
	4,032,451
Less: Imputed interest	(345,509)
	3,686,942

Contractors moveable equipment has been pledged as security for the capital lease obligations.

7 Shareholder advances

The shareholder advances are unsecured and interest free.

8 Share capital

Authorized

- Unlimited number of Class A voting common shares
- Unlimited number of Class B voting common shares
- Unlimited number of Class C non-voting redeemable, retractable preferred shares
- Unlimited number of Class D non-voting redeemable, retractable preferred shares
- 2,000 Class E voting special shares
- Unlimited number of Class F common shares

Issued

	February 28,		May 31,
	2006 $ (Unaudited)	2005 $	2004 $
150 Class A shares	150	150	150

9 Commitments

The future minimum operating lease payments for equipment as at May 31, 2005 are as follows:

	$
2006	752,048
2007	254,162
2008	127,313
	1,133,523

Subsequent to May 31, 2005, the Company has entered into four new operating leases. The future minimum operating lease payments for these leases total $935,057 are repayable as follows:

	$
2006	261,339
2007	230,358
2008	196,537
2009	155,856
2010	90,967
	935,057

Subsequent to February 28, 2006, the Company restructured two lease agreements. As a result, these leases changed from being accounted for as capital leases to operating leases. As at February 28, 2006, the assets had a net book value of $744,871, with related loans outstanding of $671,421.

10 Financial instruments

Fair value

The carrying value of cash and cash equivalent, accounts receivable, accounts payable and accrued liabilities and accrued management bonus approximate their fair value due to the relatively short term to maturity of the instruments. The fair value of shareholder advances and capital lease obligations are not practicably determinable. The fair value of long-term debt approximates carrying values as the interest rates approximates the market rates.

Credit risk

The Company is exposed to credit risk on the accounts receivable from its customers. In order to reduce its credit risk, the Company has adopted credit policies that include an analysis of the financial position of its customers and a regular review of their credit limits.

As at February 28, 2006, 65% (unaudited) (May 31, 2005 – 73%; May 31, 2004 – 83%) of the accounts receivable of the Company were from three customers.

Interest rate risk

The Company is exposed to interest rate price risk in respect of the long-term debt which bears fixed and floating rates of interest.

11 Income taxes

Reconciliation of effective tax rate to the Canadian federal tax rate

The income tax provision recorded differs from the income tax obtained by applying the statutory income tax rates to earnings for the year and is reconciled as follows:

	Three months ended February 28,		Nine months ended February 28,		Years ended May 31,		
	2006 $ (Unaudited)	2005 $ (Unaudited)	2006 $ (Unaudited)	2005 $ (Unaudited)	2005 $	2004 $	2003 $
Earnings before income taxes	227,855	43,153	1,292,629	533,557	363,417	518,150	24,259
Combined federal and provincial statutory tax rate	16.12%	16.20%	16.12%	16.20%	16.12%	18.12%	20.71%
Calculated expected income taxes	36,730	6,991	208,372	86,436	58,583	93,889	5,024
Increase (decrease) resulting from the tax effect of:							
Non-deductible expenses	161	162	483	486	890	770	1,811
Rate change and other	-	-	-	-	(10,117)	(1,299)	-
	36,891	7,153	208,855	86,922	49,356	93,360	6,835
Represented by							
Current tax provision	27,978	5,589	135,426	91,110	30,498	29,436	2,853
Future tax provision (recovery)	8,913	1,564	73,429	(4,188)	18,858	63,924	3,982
	36,891	7,153	208,855	86,922	49,356	93,360	6,835

The components of future income tax balances are as follows:

	February 28,		May 31,
	2006 $ (Unaudited)	2005 $	2004 $
Property and equipment carrying value in excess of tax values	166,862	93,433	74,575

12 Segmented information

In the opinion of management, the Company has only one business segment, which is the business of oil field and road construction.

13 Economic dependence

During the nine-month period ended February 28, 2006, 75% (unaudited) (February 28, 2005 –79% (unaudited)) and the year ended May 31, 2005 – 80% (each customer at 34%, 24% and 22%; May 31, 2004 – 73% (each customer at 30%, 23% and 20%); May 31, 2003 – 84% (each customer at 64%, 10% and 10%)) of the Company's sales were to three customers.

14 Subsequent events

Initial public offering

On August 28, 2006, Petrowest Energy Services Trust (the "Trust") filed a prospectus relating to the initial public offering of up to 14 million trust units for $10 per unit (the "Offering"). Costs of the Offering are estimated to be $2.0 million and fees payable to the underwriters are estimated to be $8.4 million, resulting in net proceeds of $129.6 million.

The Trust, through a subsidiary, acquired 100% of the shares of the Company and all outstanding shareholder loans for $11,909,810 and 1,190,981 Trust units at a deemed price of $10 per unit. The cash payment will be adjusted post-closing for changes in working capital, long-term debt and shareholder loans to the date of closing.

310423 Alberta Ltd.

(Operating as Wales Contractors Ltd.)
Consolidated Financial Statements
May 31, 2006
August 31, 2005 and 2004



PricewaterhouseCoopers LLP
Chartered Accountants
111 5th Avenue SW, Suite 3100
Calgary, Alberta
Canada T2P 5L3
Telephone +1 (403) 509 7500
Facsimile +1 (403) 781 1825

May 5, 2006
(except for note 15, which is as at August 28, 2006)

Auditors' Report

To the Shareholders of
310423 Alberta Ltd.

We have audited the consolidated balance sheets of **310423 Alberta Ltd.** (operating as Wales Contractors Ltd.) as at August 31, 2005 and 2004 and the consolidated statements of earnings and retained earnings and cash flows for each of the years in the three-year period ended August 31, 2005. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with Canadian generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Company as at August 31, 2005 and 2004 and the results of its operations and its cash flows for each of the years in the three-year period ended August 31, 2005 in accordance with Canadian generally accepted accounting principles.

PricewaterhouseCoopers LLP

Chartered Accountants

Calgary, Alberta

310423 Alberta Ltd.

(Operating as Wales Contractors Ltd.)
Consolidated Balance Sheets

	May 31,		August 31,
	2006 $ (Unaudited)	2005 $	2004 $
Assets			
Current assets			
Cash and cash equivalents	621,637	428,005	114,812
Accounts receivable	3,587,356	4,262,591	3,021,780
Prepaid expenses and deposits	142,610	60,128	50,252
Income taxes recoverable	100,001	54,639	-
Marketable security (note 3)	-	-	306,065
	4,451,604	4,805,363	3,492,909
Property and equipment (note 4)	8,300,273	8,617,807	7,929,274
Investments (note 5)	37,938	37,938	76,407
Due from related company (note 6)	1,055,982	1,059,739	844,728
	13,845,797	14,520,847	12,343,318
Liabilities			
Current liabilities			
Accounts payable and accrued liabilities	478,655	283,369	777,591
Income taxes payable	-	15,502	22,100
Accrued management bonus	2,550,000	3,900,000	1,720,000
Shareholder advances (note 6)	780,044	29,887	62,734
Current portion of obligations under capital lease (note 7)	1,944,500	1,822,270	1,651,825
	5,753,199	6,051,028	4,234,250
Future income taxes (note 12)	572,786	498,724	487,216
Obligations under capital lease (note 7)	1,324,015	2,095,790	2,025,940
	7,650,000	8,645,542	6,747,406
Shareholders' Equity			
Share capital (note 8)	338	338	338
Retained earnings	6,195,459	5,874,967	5,595,574
	6,195,797	5,875,305	5,595,912
	13,845,797	14,520,847	12,343,318

Commitments (note 10)

Approved on behalf of Petrowest Energy Services Trust by Petrowest Energy Services General Partner Ltd., as Administrator

(signed) "*Kenneth N. Drysdale*"
Director

(signed) "*D. Hugh Gillard*"
Director

310423 Alberta Ltd.

(Operating as Wales Contractors Ltd.)
Consolidated Statements of Earnings and Retained Earnings

	Three months ended May 31,		Nine months ended May 31,		Years ended August 31,		
	2006 $ (Unaudited)	2005 $ (Unaudited)	2006 $ (Unaudited)	2005 $ (Unaudited)	2005 $	2004 $	2003 $
Revenue	3,505,880	3,125,103	14,273,861	13,828,755	19,088,080	11,021,096	8,718,423
Expenses							
Operating and administrative	2,825,117	2,257,665	10,146,081	9,360,939	13,078,811	7,239,206	5,786,626
Amortization	249,267	49,455	1,395,739	1,283,092	2,111,259	1,729,235	1,393,353
Interest – current	1,435	8,039	2,657	17,628	18,722	13,650	14,075
Interest on obligations under capital lease	35,047	47,477	81,750	111,007	134,537	106,228	167,000
Management bonus	560,356	-	2,550,000	2,303,084	3,900,000	1,720,000	1,160,000
	3,671,222	2,362,636	14,176,227	13,075,750	19,243,329	10,808,319	8,521,054
	(165,342)	762,467	97,634	753,005	(155,249)	212,777	197,369
Other income (expenses)							
Interest and other income	1,598	1,965	3,540	9,997	13,100	26,883	10,642
Gain on disposal of property and equipment	335,801	85,132	335,801	459,441	432,304	151,129	60,402
Gain on sale of investment	-	26,402	-	16,402	13,641	2,393	584
Earnings before income taxes	172,057	875,966	436,975	1,238,845	303,796	393,182	268,997
Income tax (recovery) expense (note 12)	27,735	141,907	71,891	202,151	24,403	45,400	49,206
Net earnings for the period	144,322	734,059	365,084	1,036,694	279,393	347,782	219,791
Retained earnings – Beginning of period	6,051,137	5,898,209	5,874,967	5,595,574	5,595,574	5,305,792	5,086,001
Dividends	-	-	(44,592)	-	-	(58,000)	-
Retained earnings – End of period	6,195,459	6,632,268	6,195,459	6,632,268	5,874,967	5,595,574	5,305,792

310423 Alberta Ltd.

(Operating as Wales Contractors Ltd.)
Consolidated Statements of Cash Flows

	Three months ended May 31		Nine months ended May 31,		Years ended August 31,		
	2006 $ (Unaudited)	2005 $ (Unaudited)	2006 $ (Unaudited)	2005 $ (Unaudited)	2005 $	2004 $	2003 $
Cash provided by (used in)							
Operating activities							
Net earnings for the period	144,322	734,059	365,084	1,036,694	279,393	347,782	219,791
Items not affecting cash							
Amortization	249,267	49,455	1,395,739	1,283,092	2,111,259	1,729,235	1,393,353
Gain on disposal of property and equipment	(335,801)	(85,132)	(335,801)	(459,441)	(432,304)	(151,129)	(60,402)
Gain on sale of investment	-	(26,402)	-	(16,402)	(13,641)	(2,393)	(584)
Future income tax expense (recovery)	(3,258)	13,791	74,062	54,400	11,508	(50,008)	14,260
	54,530	685,771	1,499,084	1,898,343	1,956,215	1,873,487	1,566,418
Changes in non-cash working capital							
Accounts receivable	731,068	1,886,733	675,235	947,341	(1,240,811)	(791,598)	(243,627)
Inventory	51,972	-	-	-	-	-	-
Income taxes	(14,775)	106,655	(60,864)	71,829	(61,237)	14,783	(37,655)
Prepaid expenses and deposits	18,261	(54,970)	(82,482)	(54,970)	(9,876)	(6,497)	6,434
Accounts payable and accrued liabilities	(190,776)	7,467	195,286	(278,277)	(494,222)	431,268	(474,556)
Accrued management bonus	560,356	(888,399)	(1,350,000)	583,084	2,180,000	560,000	780,000
	1,210,636	1,743,257	876,259	3,167,350	2,330,069	2,081,443	1,597,014
Financing activities							
Repayments of obligations under capital lease	(354,504)	(778,496)	(1,397,318)	(1,834,728)	(3,246,220)	(2,058,593)	(1,968,654)
Repayment from related company	-	(641)	3,757	(24,675)	(215,011)	(68,361)	(27,604)
Dividends paid	-	-	(44,592)	-	-	(58,000)	-
Advances from (repayments to) shareholders	(1,358,637)	(46,374)	750,157	(46,374)	(32,847)	59,212	-
Bank indebtedness	-	-	-	-	-	(177,202)	35,925
	(1,713,141)	(825,511)	(687,996)	(1,905,777)	(3,494,078)	(2,302,944)	(1,960,333)
Investing activities							
Purchase of property and equipment	-	(700,064)	(64,631)	(959,989)	(2,568,642)	(1,199,700)	(814,135)
Proceeds on disposal of property and equipment	70,000	869,480	70,000	1,217,299	3,687,669	1,649,962	1,091,400
Purchase of investments	-	-	-	-	-	(8,070)	(4,390)
Proceeds from sale of investments	-	59,900	-	60,000	52,110	-	-
Proceeds from maturity of marketable securities	-	306,065	-	306,065	306,065	-	90,444
Purchase of marketable securities	-	-	-	-	-	(105,879)	-
	70,000	535,381	5,369	623,375	1,477,202	336,313	363,319
(Decrease) increase in cash	(432,505)	1,453,127	193,632	1,884,948	313,193	114,812	-
Cash and cash equivalents – Beginning of period	1,054,142	546,633	428,005	114,812	114,812	-	-
Cash and cash equivalents – End of period	621,637	1,999,760	621,637	1,999,760	428,005	114,812	-
Supplementary cash flow information							
Interest paid	36,244	54,213	84,169	127,332	153,259	119,878	180,978
Income taxes	15,542	18,293	55,002	49,772	86,573	79,278	71,981
Non-cash transactions							
Property and equipment purchases through capital lease	-	1,995,154	747,773	2,709,979	3,486,515	3,267,556	1,219,214

1 Nature of business

310423 Alberta Ltd. (the "Company") was incorporated under the Business Corporations Act of the Province of Alberta on January 16, 1984. The Company provides wellsite construction, road building and well site reclamation to oil and gas companies.

The Company's business is considered to have some seasonality, with peak levels generally in the first and fourth calendar year quarters.

2 Summary of significant accounting policies

The consolidated financial statements of 310423 Alberta Ltd. and its wholly owned subsidiary Wales Contracting Ltd., are stated in Canadian dollars and have been prepared in accordance with Canadian generally accepted accounting principles.

Cash and cash equivalents

Included in cash and cash equivalents are bank overdrafts.

Inventory

Inventory is valued at the lower of cost and net realizable value, with cost being determined on a first-in, first-out basis.

Principles of consolidation

The consolidated financial statements include the accounts of the Company and its wholly owned subsidiary, Wales Contractors Ltd. Intercompany balances and transactions have been eliminated on consolidation.

Property and equipment

Property and equipment are initially recorded at cost. Amortization is provided at cost less estimated salvage value using the following methods and rates:

Contractors' equipment	5 years straight-line
Contractors' equipment under capital lease	5 years straight-line
Automobiles and automotive equipment	20% – 30% declining balance
Automobiles and automotive equipment under capital lease	20% – 30% declining balance
Equipment	10% – 30% declining balance

Management assesses the carrying amount of property and equipment for impairment when facts and circumstances indicate potential impairment. If it is determined that the estimated net recoverable amount is less than the net carrying amount, a writedown to the asset's fair value is recognized during the period. No impairment loss has been recorded to date.

Investments

Investments are recorded at cost. Investments are written down to their fair value if their fair value is less than their carrying value.

Marketable securities

Marketable securities are recorded at amortized cost. Marketable securities are written down to their net realizable value should a decline in value occur that is not considered temporary.

Future income taxes

The Company uses the liability method of income tax allocation in accounting for income taxes. Under this method, future income tax assets and liabilities are determined based on temporary differences between the financial reporting and income tax bases of assets and liabilities, and measured using the substantively enacted tax rates and laws that will be in effect when the temporary differences are expected to reverse.

Measurement uncertainty

The preparation of financial statements in conformity with Canadian generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the period. Such estimates include providing amortization of property and equipment and recoverability of accounts receivable. Actual results could differ from these estimates.

Revenue recognition

The Company's services are generally based upon purchase orders with the customer that include fixed or determinable prices. Revenue is recognized when services are rendered and when collectability is reasonably assured.

3 Marketable security

	May 31,	August 31,	
	2006 $ (Unaudited)	2005 $	2004 $
Government of Canada Treasury Bill – 1.962% maturing September 2004	-	-	306,065

The market value of the investment at August 31, 2004 was $306,515.

4 Property and equipment

			May 31, 2006
	Cost $	Accumulated amortization $	Net $ (Unaudited)
Contractors' equipment	4,194,416	1,247,693	2,946,723
Contractors' equipment under capital lease	6,683,704	1,951,470	4,732,234
Automobiles and automotive equipment	793,149	457,984	335,165
Equipment	586,241	300,090	286,151
	12,257,510	3,957,237	8,300,273

			August 31, 2005
	Cost $	Accumulated amortization $	Net $
Contractors' equipment	3,944,598	1,183,950	2,760,648
Contractors' equipment under capital lease	6,543,585	1,473,358	5,070,227
Automobiles and automotive equipment	573,874	289,698	284,176
Automobiles and automotive equipment under capital lease	219,275	70,980	148,295
Equipment	578,925	224,464	354,461
	11,860,257	3,242,450	8,617,807

			August 31, 2004
	Cost $	Accumulated amortization $	Net $
Contractors' equipment	2,832,455	1,270,960	1,561,495
Contractors' equipment under capital lease	7,063,586	1,672,948	5,390,638
Automobiles and automotive equipment	630,681	349,713	280,968
Automobiles and automotive equipment under capital lease	182,221	27,333	154,888
Equipment	711,264	169,979	541,285
	11,420,207	3,490,933	7,929,274

5 Investments

	May 31,	August 31,	
	2006 $ (Unaudited)	2005 $	2004 $
United Farms of Alberta – patronage account	37,938	37,938	32,809
Other investments	-	-	43,598
	37,938	37,938	76,407

6 Due to (from) related parties

During the year, loans were advanced to/from related parties. The companies are related by virtue of common ownership. The Company also has amounts owing to shareholders. The amounts bear no interest and have no fixed terms of repayment.

	May 31,	August 31,	
	2006 $ (Unaudited)	2005 $	2004 $
Due from related company	1,055,982	1,059,739	844,728
Shareholder advances	(780,044)	(29,887)	(62,734)

7 Obligations under capital lease

	May 31,	August 31,	
	2006 $ (Unaudited)	2005 $	2004 $
Obligations under capital lease bearing interest at various fixed rates, ranging from 0% to 5.65%, payable in various blended monthly instalments totalling $183,540 per month, maturing on various dates to 2008.	3,268,515	3,918,060	3,677,765
Less: Current portion	(1,944,500)	(1,822,270)	(1,651,825)
	1,324,015	2,095,790	2,025,940

Principal repayments on obligation under capital lease as at August 31, 2005 in each of the next three years are estimated as follows:

	$
2006	1,849,689
2007	1,767,416
2008	370,681
	3,987,786
Less: Imputed interest	(69,726)
	3,918,060

Contractors equipment has been pledged as security for the capital lease obligations.

8 Share capital

Authorized
20,000 Class A, voting, common shares
Unlimited number of Class B, non-voting, common shares

Issued

	May 31,	August 31,	
	2006 $ (Unaudited)	2005 $	2004 $
200 Class A common shares	200	200	200
460 Class B common shares	138	138	138
	338	338	338

9 Related party transactions

The Company paid $100,000 (unaudited) during the nine-month periods ended May 31, 2006 (2005 – $90,000) (unaudited) (years ended August 31, 2005 – $114,000; 2004 – $72,000; 2003 – $72,000) to a company related by virtue of common ownership, for equipment rental expenses and $29,515 (unaudited) during the nine-months ended May 31, 2006 (2005 – $51,655)(unaudited) (year ended August 31, 2005 – $82,666; 2004 – $nil; 2003 – $nil) for freight expense. The Company also sold assets with the net book value of $nil (unaudited) during the nine-month ended May 31, 2006 and 2005 (years ended August 31, 2005 – $140,712; 2004 – $1,606; 2003 – $nil) to a related party. All related party transactions have been recorded at the exchange amount.

10 Line of credit

The Company has a line of credit that has an available credit facility of $900,000 that has not been drawn on as at August 31, 2005. The line of credit security is provided by a general assignment of accounts receivable and guarantees amounting to $900,000 by the Company, a related company and the shareholders.

11 Financial instruments

Fair value

The carrying value of cash and cash equivalents, accounts receivable, bank indebtedness, accounts payable and accrued liabilities and accrued management bonus approximate their fair value due to the relatively short period to maturity of the instruments and interest rates attached to the instruments. The fair value of amounts due from related company, shareholder advances and obligations under capital leases are not practicably determinable.

Credit risk

The Company is exposed to credit risk on the accounts receivable from its customers. In order to reduce its credit risk, the Company has adopted credit policies that include the analysis of the financial position of its customers and the regular review of their credit limits.

As at May 31, 2006, 87% (unaudited) (August 31, 2005 – 89%; 2004 – 83%) of the accounts receivable of the Company was from three customers.

Interest rate risk

The Company is exposed to interest rate risk which bears fixed rates of interest, primarily through its capital lease obligations.

310423 Alberta Ltd.

(Operating as Wales Contractors Ltd.)
Notes to Consolidated Financial Statements

12 Income taxes

The income tax provision recorded differs from the income taxes obtained by applying the statutory income tax rate below:

	Three months ended May 31,		Nine months ended May 31,		Years ended August 31,		
	2006 $ (Unaudited)	2005 $ (Unaudited)	2006 $ (Unaudited)	2005 $ (Unaudited)	2005 $	2004 $	2003 $
Earnings before income taxes	172,057	875,966	436,975	1,238,845	303,796	393,182	268,997
Combined statutory rates	16.12%	16.20%	16.12%	16.20%	16.12%	16.70%	17.41%
Calculated expected income taxes	27,735	141,907	70,440	200,693	48,972	65,661	46,832
Increase (decrease):							
Non-deductible expenses	-	-	1,451	1,458	1,512	1,849	2,501
Rate change	-	-	-	-	(24,981)	(21,910)	-
Non-taxable portion of capital gains	-	-	-	-	(1,100)	(200)	(127)
	27,735	141,907	71,891	202,151	24,403	45,400	49,206
Represented by							
Current income tax provision (recovery)	30,993	128,116	(2,171)	147,751	12,895	95,408	34,946
Future income tax provision (recovery)	(3,258)	13,791	74,062	54,400	11,508	(50,008)	14,260
	27,735	141,907	71,891	202,151	24,403	45,400	49,206

The component of future income tax liability are as follows:

	May 31,	August 31,	
	2006 $ (Unaudited)	2005 $	2004 $
Carrying value of property and equipment in excess of income tax value	572,786	498,724	487,216

13 Segmented information

In the opinion of management, the Company has only one business segment, which is the business of road and oilfield construction in Canada.

14 Economic dependence

During the periods ended May 31, 2006, 76% (unaudited) (May 31, 2005 – 89%) (unaudited) (year ended August 31, 2005 – 90% (each customer at 42%, 34% and 14%)); August 31, 2004 – 84% (each customer at 54%, 20% and 10%); 2003 – 74% (each customer at 39%, 19% and 16%)); of the Company's sales were to three customers.

15 Subsequent events

Initial public offering

On August 28, 2006, Petrowest Energy Services Trust (the "Trust") filed a prospectus relating to the initial public offering of up to 14 million trust units for $10 per unit (the "Offering"). Costs of the Offering are estimated to be $2.0 million and fees payable to the underwriters are estimated to be $8.4 million, resulting in net proceeds of $129.6 million.

The Trust, through a subsidiary, acquired 100% of the shares of the Company and all outstanding shareholder loans for $13,918,380 and 1,391,838 Trust units at a deemed price of $10 per unit. The cash payment will be adjusted post-closing for changes in working capital, long-term debt and shareholder loans to the date of closing.

D&D Well Services

Combined Financial Statements
March 31, 2006
December 31, 2005 and 2004



PricewaterhouseCoopers LLP
Chartered Accountants
111 5th Avenue SW, Suite 3100
Calgary, Alberta
Canada T2P 5L3
Telephone +1 (403) 509 7500
Facsimile +1 (403) 781 1825

May 5, 2006
(except for note 15, which is as at August 28, 2006)

Auditors' Report

To the Shareholders of
404434 Alberta Corporation,
756171 Alberta Corporation and 756169 Alberta Corporation

We have audited the combined balance sheets of **D&D Well Services** as at December 31, 2005 and 2004 and the combined statements of earnings and retained earnings and cash flows for each of the years in the three-year period ended December 31, 2005. These combined financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these combined financial statements based on our audits.

We conducted our audits in accordance with Canadian generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these combined financial statements present fairly, in all material respects, the financial position of the Company as at December 31, 2005 and 2004 and the results of its operations and its cash flows for each of the years in the three-year period ended December 31, 2005 in accordance with Canadian generally accepted accounting principles.

PricewaterhouseCoopers LLP

Chartered Accountants

Calgary, Alberta

D&D Well Services

Combined Balance Sheets

	March 31,		December 31,
	2006 $ (Unaudited)	2005 $	2004 $
Assets			
Current assets			
Cash and cash equivalents	3,181,550	1,744,810	-
Accounts receivable	14,315,606	8,112,839	5,475,080
Inventory	462,059	462,059	-
Prepaid expenses and deposits	86,446	81,446	183,005
	18,045,661	10,401,154	5,658,085
Property and equipment (note 3)	6,007,556	6,465,423	5,116,936
	24,053,217	16,866,577	10,775,021
Liabilities			
Current liabilities			
Bank overdraft	-	-	67,625
Accounts payable and accrued liabilities	8,336,850	3,501,965	3,106,261
Income taxes payable	378,058	243,916	90,490
Shareholder advances (note 5)	-	-	18,154
Accrued management bonus	9,155,990	7,425,000	3,789,000
Callable debt (note 6)	1,595,539	1,737,019	1,862,994
Current portion of capital lease obligations (note 7)	362,463	391,386	189,614
	19,828,900	13,299,286	9,124,138
Capital lease obligations (note 7)	556,364	651,053	13,365
Future income taxes (note 11)	173,445	173,276	103,789
	20,558,709	14,123,615	9,241,292
Shareholders' Equity			
Share capital (note 8)	500	500	100
Retained earnings	3,494,008	2,742,462	1,533,629
	3,494,508	2,742,962	1,533,729
	24,053,217	16,866,577	10,775,021

Commitments (note 12)

Approved on behalf of Petrowest Energy Services Trust by Petrowest Energy Services General Partner Ltd., as Administrator

(signed) "*Kenneth N. Drysdale*"
Director

(signed) "*D. Hugh Gillard*"
Director

D&D Well Services

Combined Statements of Earnings and Retained Earnings

	Three months ended March 31,		Years ended December 31,		
	2006 $ (Unaudited)	2005 $ (Unaudited)	2005 $	2004 $	2003 $
Sales	16,258,758	9,809,891	30,601,395	20,913,219	14,561,891
Expenses					
Operating and administrative	11,117,464	6,274,277	19,582,428	15,175,087	11,066,657
Amortization	468,639	446,512	1,963,597	1,330,251	805,974
Interest – current	9,257	5,366	31,561	40,151	28,815
Interest on callable and long-term debt	47,399	40,703	174,212	98,351	85,692
Management bonus	3,730,990	2,117,080	7,425,000	3,789,000	2,235,000
	15,373,749	8,883,938	29,176,798	20,432,840	14,222,138
	885,009	925,953	1,424,597	480,379	339,753
Other income (expenses)					
Interest income	12,656	-	-	-	4,478
Gain (loss) on disposal of property and equipment	472	-	109,689	249,344	(558)
	13,128	-	109,689	249,344	3,920
Earnings before income taxes	898,137	925,953	1,534,286	729,723	343,673
Income tax expense (note 11)	146,591	153,704	325,453	109,325	59,663
Net earnings for the period	751,546	772,249	1,208,833	620,398	284,010
Retained earnings – Beginning of period	2,742,462	1,533,629	1,533,629	1,075,231	791,221
Dividends	-	-	-	(162,000)	-
Retained earnings – End of period	3,494,008	2,305,878	2,742,462	1,533,629	1,075,231

D&D Well Services

Combined Statements of Cash Flows

	Three months ended March 31,		Years ended December 31,		
	2006 $ (Unaudited)	2005 $ (Unaudited)	2005 $	2004 $	2003 $
Cash provided by (used in)					
Operating activities					
Net earnings for the period	751,546	772,249	1,208,833	620,398	284,010
Items not affecting cash					
Amortization	468,639	446,512	1,963,597	1,330,251	805,974
Loss (gain) on disposal of property and equipment	(472)	-	(109,689)	(249,344)	558
Future income taxes	169	93	69,487	43,665	28,295
	1,219,882	1,218,854	3,132,228	1,744,970	1,118,837
Changes in non-cash working capital					
Accounts receivable	(6,202,766)	(2,101,902)	(2,637,759)	(1,951,918)	(1,502,692)
Income taxes receivable	-	-	-	-	36,000
Inventory	-	-	(462,059)	-	-
Prepaid expenses and deposits	(5,000)	(108,000)	101,559	(137,498)	(11,431)
Accounts payable and accrued liabilities	4,834,884	632,467	395,704	1,269,582	779,357
Accrued management bonus	1,730,990	2,117,080	3,636,000	1,554,000	2,235,000
Income taxes payable	134,142	153,611	153,426	26,982	(4,632)
	1,712,132	1,912,110	4,319,099	2,506,118	2,650,439
Financing activities					
Issuance of share capital	-	400	400	-	-
Dividends paid	-	-	-	(162,000)	-
Increase (decrease) in shareholder advances	-	192,934	(18,154)	(12,607)	(594,640)
Proceeds from callable debt financing	-	229,858	409,283	980,082	763,800
Repayment of callable debt	(141,480)	(129,128)	(535,258)	(309,998)	(148,763)
Repayment of capital lease obligations	(123,612)	(76,562)	(437,230)	(181,254)	(205,865)
	(265,092)	217,502	(580,959)	314,223	(185,468)
Investing activities					
Proceeds on disposal of property and equipment	500	-	187,101	441,566	25,680
Purchase of property and equipment	(10,800)	(559,912)	(2,112,806)	(3,631,162)	(1,779,372)
	(10,300)	(559,912)	(1,925,705)	(3,189,596)	(1,753,692)
Increase (decrease) in cash	1,436,740	1,569,700	1,812,435	(369,255)	711,279
Cash and cash equivalents (bank overdraft) – Beginning of period	1,744,810	(67,625)	(67,625)	301,630	(409,649)
Cash and cash equivalents (bank overdraft) – End of period	3,131,550	1,502,075	1,744,810	(67,625)	301,630
Supplementary information					
Interest paid	47,399	41,424	174,933	99,043	86,318
Income taxes paid	-	-	83,167	33,678	-
Non-cash transactions					
Property and equipment purchased through capital lease	-	459,131	1,267,696	-	45,936

1 Nature of business

404434 Alberta Corporation, 756171 Alberta Corporation and 756169 Alberta Corporation (collectively, the "Company" and "D & D Well Services") are privately-owned companies; they operate rig moving and transportation services and are incorporated under the laws of the Province of Alberta. These financial statements are prepared on a combined basis, commencing in 2005 when 756171 Alberta Corporation and 756169 Alberta Corporation were incorporated, as they are under common control and managed by a common owner. The combined balances are presented after elimination of inter-company transactions and balances.

The Company's business is considered to have some seasonality, with peak levels generally in the first and fourth calendar year quarters.

2 Summary of significant accounting policies

These combined financial statements are stated in Canadian dollars and have been prepared in accordance with Canadian generally accepted accounting principles.

Cash and cash equivalents

Included in cash and cash equivalents are bank overdrafts.

Inventory

Inventory is valued at cost and net realizable value, with cost being determined on a first-in, first-out basis.

Property and equipment

Property and equipment are recorded at cost less accumulated amortization. Amortization is provided using the declining balance method at the following rates, intended to amortize the cost of assets over their estimated useful lives:

Buildings	10%
Equipment	20%
Office equipment	20%
Motor vehicles	30%
Contracting equipment	30%
Computer equipment	45%

Management assesses the carrying amount of property and equipment for impairment when facts and circumstances indicate a potential impairment. If it is determined that the estimated net recoverable amount is less than the net carrying amount, a writedown to the asset's fair value is recognized during the period.

Revenue recognition

The Company's services are generally based upon purchase orders that include fixed prices. Revenue is recognized when services are rendered and when collectibility is reasonably assured.

Future income taxes

The Company uses the liability method of income tax allocation in accounting for income taxes. Under this method, future income tax assets and liabilities are determined based on temporary differences between the financial reporting and income tax bases of assets and liabilities, and measured using the substantively enacted tax rates and laws that will be in effect when the temporary differences are expected to reverse.

Measurement uncertainty

The preparation of financial statements in conformity with Canadian generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the period. Such estimates include providing amortization of property and equipment and recoverability of accounts receivable. Actual results could differ from these estimates.

3 Property and equipment

			March 31, 2006
	Cost $	Accumulated amortization $	Net $ (Unaudited)
Land	50,000	-	50,000
Buildings	377,299	229,373	147,926
Equipment	1,400,734	306,571	1,094,163
Office equipment	119,716	17,360	102,356
Motor vehicles	319,471	110,305	209,166
Contracting equipment	10,491,096	6,098,256	4,392,840
Computer equipment	16,146	5,041	11,105
	12,774,462	6,766,906	6,007,556

	December 31, 2005		
	Cost **$**	**Accumulated amortization** **$**	**Net** **$**
Land	50,000	-	50,000
Buildings	377,299	225,580	151,719
Equipment	1,387,029	221,061	1,165,968
Office equipment	119,716	11,972	107,744
Motor vehicles	321,470	95,477	225,993
Contracting equipment	10,494,001	5,742,515	4,751,486
Computer equipment	16,146	3,633	12,513
	12,765,661	6,300,238	6,465,423

	December 31, 2004		
	Cost **$**	**Accumulated amortization** **$**	**Net** **$**
Land	50,000	-	50,000
Buildings	377,299	208,722	168,577
Equipment	194,520	137,757	56,763
Motor vehicles	215,008	59,091	155,917
Contracting equipment	8,882,674	4,198,191	4,684,483
Computer equipment	11,255	10,059	1,196
	9,730,756	4,613,820	5,116,936

Included in property and equipment as at March 31, 2006 are assets under capital lease with a cost of $1,133,972 (unaudited) (December 31, 2005 – $1,233,972; 2004 – $51,990) and accumulated amortization of $263,761 (unaudited) (December 31, 2005 – $185,096; 2004 – $26,515).

4 Line of credit

The Company has a $1,500,000 revolving line of credit of which $nil was used as at December 31, 2005 (2004 – $nil). Bank advances on the line of credit are payable on demand and bear interest at 1% over prime. Security for the line of credit is provided by a general security agreement on all present and acquired property.

5 Shareholder advances

The amounts due to shareholders are non-interest bearing and have no set repayment terms. The shareholders have postponed repayment of these amounts in favour of the bank.

6 Callable debt

	March 31,	December 31,	
	2006 $ (Unaudited)	2005 $	2004 $
Bank loans bearing interest at prime plus 1.75%- 2% per annum, repayable in monthly blended payments ranging from $3,500 to $13,250. The loans are callable on demand and mature on various dates to August 31, 2010.	1,595,539	1,737,019	1,862,994

Principal payments as at December 31, 2005 are as follows:

	$
2006	553,146
2007	482,093
2008	391,172
2009	281,071
2010	29,537
	1,737,019

Security for the loans is provided by general security agreements, personal guarantees of the shareholders to $100,000 and specific contracting equipment.

The Company was in breach of certain debt covenants and did not obtain a waiver. The entire balance is classified as current.

7 Capital lease obligations

	March 31,	December 31,	
	2006 $ (Unaudited)	2005 $	2004 $
Capital leases bearing interest at 10.5% per annum, repayable in monthly blended payments of $16,172. The loans mature on December 31, 2005 and January 31, 2006 and security is provided by specific contracting equipment.	-	2,467	174,907
Capital leases bearing interest at 0% per annum, repayable in monthly payments of $3,779. The loans mature on October 31, 2005 and May 12, 2008 and security is provided by specific automotive equipment.	65,090	72,600	28,072
Capital leases bearing interest at 7% per annum, repayable in monthly blended payments of $8,000. The loan matures on August 10, 2007.	131,725	153,169	-
Capital leases bearing interest at rates of 8.6% per annum, repayable in monthly blended payments ranging from $3,544 to $10,478. The loans mature on various dates to September 1, 2009 and security is provided by specific contracting equipment.	660,054	746,517	-
Capital leases bearing interest at 1.9% per annum, repayable in monthly blended payments of $2,014 and security is provided by specific automotive equipment. The loans mature on October 31, 2008.	61,958	67,686	-
	918,827	1,042,439	202,979
Less: Current portion	(362,463)	(391,386)	(189,614)
	556,364	651,053	13,365

Principal payments as at December 31, 2005 are as follows:

	$
2006	448,150
2007	392,910
2008	224,699
2009	111,044
	1,176,803
Less: Imputed interest	(134,364)
	1,042,439

8 Share capital

404434 Alberta Corporation

Authorized

Unlimited Class A, common, voting shares
Unlimited Class B, common, non-voting shares
Unlimited preferred shares

Issued

	March 31,	December 31,	
	2006 $ (Unaudited)	2005 $	2004 $
500 Class A common shares	100	100	100

756171 Alberta Ltd.

Authorized

Unlimited number of Class A, common shares
Unlimited number of Class B, common shares
Unlimited number of Class F, common shares
Unlimited number of Class C, non-cumulative, redeemable, preferred shares
Unlimited number of Class D, non-cumulative, redeemable, preferred shares
2,000 Class E, special, voting shares

Issued

	March 31,	December 31,	
	2006 $ (Unaudited)	2005 $	2004 $
200 Class E shares	200	200	-

756169 Alberta Ltd.

Authorized
- Unlimited number of Class A common shares
- Unlimited number of Class B common shares
- Unlimited number of Class F common shares
- Unlimited number of Class C, non-cumulative, redeemable, preferred shares
- Unlimited number of Class D, non-cumulative, redeemable, preferred shares
- 2,000 Class E, special, voting shares

Issued

	March 31,	December 31,	
	2006 $ (Unaudited)	2005 $	2004 $
200 Class E shares	200	200	-

9 Related party transactions

The Company paid $99,000 (unaudited) for the three months ended March 31, 2006 (March 31, 2005 – $25,000 (unaudited)) (year ended December 31, 2005 – $126,500; 2004 – $66,000) in rent to the shareholders. This transaction has been measured at the exchange amount.

10 Financial instruments

Fair value

The carrying values of cash and cash equivalents, accounts receivable, accounts payable and accrued liabilities, accrued management bonus and callable debt, approximate their fair values due to the relatively short period to maturity of the instruments and interest rates attached to the instruments. The fair value of shareholder advances are not practicably determinable.

The fair values of long-term debt and capital lease obligations approximates carrying values as the interest rates approximate market rates.

Credit risk

The Company is exposed to credit risk on the accounts receivable from its customers. In order to reduce its credit risk, the Company has adopted credit policies that include the analysis of the financial position of its customers and the regular review of their credit limits.

As at March 31, 2006, the Company had accounts receivable of 55% (December 31, 2005 – 47%; 2004 – 39%) from three customers.

Interest rate risk

The Company is exposed to interest rate price risk in respect of the long-term debt which bears fixed and floating rates of interest.

11 Income taxes

The income tax provision recorded differs from the income taxes obtained by applying the statutory income tax rates to the income for the period and is reconciled as follows:

	Three months ended March 31,		Years ended December 31,		
	2006 $ (Unaudited)	2005 $ (Unaudited)	2005 $	2004 $	2003 $
Earnings before income taxes	898,137	925,953	1,534,286	729,723	343,673
Combined statutory rates	16.12%	16.12%	16.12%	16.37%	17.24%
Calculated expected income taxes	144,780	149,264	247,327	119,456	59,249
Increase (decrease)					
Non-deductible expenses	-	-	580	597	414
Non-taxable portion of capital gains	-	-	-	(15,666)	-
Taxable income taxed at the non-small business rate	-	-	79,131	7,972	-
Other	1,811	4,440	(1,585)	(3,034)	-
	146,591	153,704	325,453	109,325	59,663
Represented by					
Current income tax provision	146,422	153,611	255,966	65,660	31,368
Future income tax provision	169	93	69,487	43,665	28,295
	146,591	153,704	325,453	109,325	59,663

The components of the net future income tax liability are as follows:

	March 31,	December 31,	
	2006 $ (Unaudited)	2005 $	2004 $
Carrying value of property and equipment in excess of tax values	173,445	173,276	103,789

12 Commitments

The Company rents a building from a shareholder, which expires in 2010. The future minimum rental payments in each of the next five years required under the lease are as follows:

	$
2006	360,000
2007	360,000
2008	360,000
2009	360,000
2010	330,000

13 Segmented information

In the opinion of management, the Company has only one business segment, which is the business of oil and gas rig moving and trucking.

14 Economic independence

During the three month periods ended March 31, 2006, the Company had sales of 49% (unaudited) (March 31, 2005 – 65% (unaudited)) and the year ended December 31, 2005 – 42% (each customer at 18%, 14% and 10%; December 31, 2004 – 30% (each customer at 10%, 10% and 10%); December 31, 2003 – 32% (each customer at 12%, 10% and 10%)) to three customers.

15 Subsequent events

Initial public offering

On August 28, 2006, Petrowest Energy Services Trust (the "Trust") filed a prospectus relating to the initial public offering of up to 14 million trust units for $10 per unit (the "Offering"). Costs of the Offering are estimated to be $2.0 million and fees payable to the underwriters are estimated to be $8.4 million, resulting in net proceeds of $129.6 million.

The Trust, through a subsidiary, acquired 100% of the shares of the Company and all outstanding shareholder loans for $28,721,958 and 2,872,194 Trust units at a deemed price of $10 per unit. The cash payment will be adjusted post-closing for changes in working capital, long-term debt and shareholder loans to the date of closing.

Murtron Hauling

Combined Financial Statements
April 30, 2006
October 31, 2005 and 2004



PricewaterhouseCoopers LLP
Chartered Accountants
111 5th Avenue SW, Suite 3100
Calgary, Alberta
Canada T2P 5L3
Telephone +1 (403) 509 7500
Facsimile +1 (403) 781 1825

May 5, 2006
(except for note 14, which is at August 28, 2006)

Auditors' Report

To the Shareholders of
Murtron Hauling Ltd. and 815431 Alberta Ltd.

We have audited the combined balance sheets of **Murtron Hauling** (the "Company") as at October 31, 2005 and 2004 and the combined statements of earnings (loss) and retained earnings and cash flows for each of the years in the three year-period ended October 31, 2005. These combined financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these combined financial statements based on our audits.

We conducted our audits in accordance with Canadian generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these combined financial statements present fairly, in all material respects, the financial position of the Company as at October 31, 2005 and the results of its operations and its cash flows for each of the years in the three-year period ended October 31, 2005 in accordance with Canadian generally accepted accounting principles.

PricewaterhouseCoopers LLP

Chartered Accountants

Calgary, Alberta

Murtron Hauling

Combined Balance Sheets

	April 30, 2006 $ (Unaudited)	October 31, 2005 $	October 31, 2004 $
Assets			
Current assets			
Cash	93,817	393,691	84,413
Accounts receivable	1,664,746	2,471,104	2,936,211
Inventory	71,257	29,263	52,095
Prepaid expenses	252,878	-	-
	2,082,698	2,894,058	3,072,719
Property and equipment (note 3)	2,260,176	2,609,840	2,557,222
	4,342,874	5,503,898	5,629,941
Liabilities			
Current liabilities			
Bank indebtedness (note 4)	-	313,145	848,823
Accounts payable and accrued liabilities	568,848	1,019,830	1,098,379
Accrued management bonus	1,349,778	910,000	827,000
Income taxes payable	35,764	71,854	89,813
Callable debt (note 5)	33,750	47,250	138,887
Current portion of obligations under capital lease (note 6)	303,997	354,170	251,454
Shareholder advances (note 7)	6,300	4,900	4,900
Preferred shares (note 8)	2,000	2,000	2,000
	2,300,437	2,723,149	3,261,256
Obligations under capital lease (note 6)	200,273	331,715	291,076
Future income taxes (note 11)	66,804	59,064	68,568
	2,567,514	3,113,928	3,620,900
Shareholders' Equity			
Share capital (note 8)	200	200	200
Retained earnings	1,775,160	2,389,770	2,008,841
	1,775,360	2,389,970	2,009,041
	4,342,874	5,503,898	5,629,941

Commitments (note 9)

Approved on behalf of Petrowest Energy Services Trust by Petrowest Energy Services General Partner Ltd., as Administrator

(signed) "*Kenneth N. Drysdale*"
Director

(signed) "*D. Hugh Gillard*"
Director

Murtron Hauling

Combined Statements of Earnings (Loss) and Retained Earnings

	Three months ended April 30,		Six months ended April 30,		Years ended October 31,		
	2006 $ (Unaudited)	2005 $ (Unaudited)	2006 $ (Unaudited)	2005 $ (Unaudited)	2005 $	2004 $	2003 $
Revenue	4,536,948	2,420,206	8,366,646	5,142,120	12,278,395	10,664,509	7,558,729
Expenses							
Operating and administrative	3,330,471	1,727,718	6,506,469	4,360,988	10,010,786	8,307,609	6,029,268
Amortization	178,758	196,751	368,455	398,610	883,078	834,218	726,833
Interest on bank indebtedness	1,240	2,793	2,492	11,951	20,005	17,122	8,984
Interest on callable debt and obligations under capital lease	7,659	5,259	16,389	11,167	20,712	15,861	22,915
Management bonus	1,258,763	-	1,412,178	-	910,000	827,000	211,000
	4,776,891	1,932,521	8,305,983	4,782,716	11,844,581	10,001,810	6,999,000
Earnings (loss) from operations	(239,943)	487,685	60,663	359,404	433,814	662,699	559,729
Other items							
Interest income	52	9	77	64	65	62	497
Gain (loss) on disposal of property and equipment	(16,475)	246	65,976	3,482	21,003	105,168	69,138
	(16,423)	255	66,053	3,546	21,068	105,230	69,635
Earnings (loss) before income taxes	(256,366)	487,940	126,716	362,950	454,882	767,929	629,364
Income tax expense (recovery) (note 11)	(40,427)	80,455	21,326	60,207	69,953	149,892	132,974
Net earnings (loss) for the period	(215,939)	407,485	105,390	302,743	384,929	618,037	496,390
Retained earnings – Beginning of period	2,711,099	1,904,099	2,389,770	2,008,841	2,008,841	1,782,804	1,411,212
Dividend	(720,000)	-	(720,000)	-	(4,000)	(392,000)	(124,798)
Retained earnings – End of period	1,775,160	2,311,584	1,775,160	2,311,584	2,389,770	2,008,841	1,782,804

Murtron Hauling

Combined Statements of Cash Flows

	Three months ended April 30,		Six months ended April 30,		Years ended October 31,		
	2006 $ (Unaudited)	2005 $ (Unaudited)	2006 $ (Unaudited)	2005 $ (Unaudited)	2005 $	2004 $	2003 $
Cash provided by (used in)							
Operating activities							
Net earning (loss) for the period	(215,939)	407,485	105,390	302,743	384,929	618,037	496,390
Items not affecting cash							
Amortization	178,758	196,751	368,455	398,610	883,078	834,218	726,833
(Gain) loss on disposal of property and equipment	16,475	(246)	(65,976)	(3,482)	(21,003)	(105,168)	(69,138)
Future income taxes (recovery)	18,191	17,479	7,740	(10,792)	(9,504)	816	11,518
	(2,515)	621,469	415,609	687,079	1,237,500	1,347,903	1,165,603
Changes in non-cash working capital items							
Accounts receivable	(142,045)	618,581	806,358	1,740,134	465,107	(1,140,888)	(1,200,353)
Inventory	(37,257)	13,229	(41,994)	27,380	22,832	86,330	(92,882)
Prepaid expenses	(130,993)	113,431	(252,878)	-	-	-	691
Accounts payable and accrued liabilities	(20,042)	97,868	(450,982)	(269,628)	(78,549)	499,915	357,145
Accrued management bonus	248,340	(877,148)	439,778	(827,000)	83,000	545,000	282,000
Income taxes payable	(76,816)	42,178	(36,090)	9,207	(17,959)	9,397	77,816
	(161,328)	629,608	879,801	1,367,172	1,711,931	1,347,657	590,020
Financing activities							
Callable debt repayments	(6,750)	(14,500)	(13,500)	(75,811)	(91,637)	(143,015)	(191,076)
Repayment of obligations under capital lease	(91,309)	(47,432)	(181,615)	(100,637)	(275,045)	(371,341)	(156,211)
Shareholder advances	-	-	1,400	(4,000)	-	1,200	1,200
Dividend paid	(720,000)	-	(720,000)	-	(4,000)	(392,000)	(124,798)
Proceeds from preferred shares	-	-	-	-	-	2,000	-
Repayment from related party	500,000	-	-	-	-	-	46,723
Bank indebtedness	(291,527)	(359,491)	(313,145)	(848,823)	(535,678)	9,003	493,340
	(609,586)	(421,423)	(1,226,860)	(1,029,271)	(906,360)	(894,153)	69,178
Investing activities							
Property and equipment purchases	(57,090)	(179,362)	(198,815)	(392,365)	(720,804)	(982,431)	(610,830)
Proceeds from property and equipment sales	57,000	80,021	246,000	99,625	224,511	265,408	209,100
	(90)	(99,341)	47,185	(292,740)	(496,293)	(717,023)	(401,730)
Increase (decrease) in cash	(771,004)	108,844	(299,874)	45,161	309,278	(263,519)	257,468
Cash – Beginning of period	864,821	20,730	393,691	84,413	84,413	347,932	90,464
Cash – End of period	93,817	129,574	93,817	129,574	393,691	84,413	347,932
Supplementary information							
Interest paid	8,899	6,229	18,881	21,295	40,807	32,983	31,898
Income taxes paid	18,198	20,776	49,676	61,771	96,696	139,688	43,640
Non-cash transactions							
Property and equipment purchased through capital lease	-	-	-	-	518,400	312,000	517,800

1 Nature of business

Murtron Hauling Ltd. and 815431 Alberta Ltd. (collectively the "Company" and "Murtron Hauling") are privately-owned companies incorporated under the Alberta Corporations Act which operate a log hauling, gravel hauling and heavy equipment moving business. These financial statements are prepared on a combined basis as they are under common control and managed by a common owner. The combined balances are presented after elimination of intercompany transactions and balances.

The Company's business is considered to have some seasonality, with peak levels generally in the first and fourth calendar year quarters.

2 Summary of significant accounting policies

These financial statements are stated in Canadian dollars and have been prepared in accordance with Canadian generally accepted accounting principles.

Cash and cash equivalents

Included in cash and cash equivalents are bank overdrafts.

Inventory

Inventory consists of crushed gravel and is valued at the lower of cost and net realizable value with the cost being determined on a first-in, first-out basis.

Property and equipment

Property and equipment are initially recorded at cost. Amortization is provided at cost less estimated salvage value using the following rates:

Buildings	4%	declining balance
Fence	10%	declining balance
Equipment	20%	declining balance
Automotive equipment and trailers	30% - 40%	declining balance
Equipment under capital lease	Straight line over lease term	
Computer equipment	30%	declining balance
Trailers	30%	declining balance

Management assesses the carrying amount of property and equipment for impairment when facts and circumstances indicate a potential impairment. If it is determined that the estimated net recoverable amount is less than the net carrying amount, a writedown to the asset's fair value is recognized during the period.

Revenue recognition

Revenue from hauling and trucking is recognized when the services have been provided and ultimate collection is reasonably assured.

Future income taxes

The Company uses the liability method of income tax allocation in accounting for income taxes. Under this method, future income tax assets and liabilities are determined based on temporary differences between the financial reporting and tax bases of assets and liabilities, and measured using the substantively enacted income tax rates and laws that will be in effect when the temporary differences are expected to reverse.

Measurement uncertainty

The preparation of financial statements in accordance with Canadian generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the period. Such estimates include providing amortization of capital assets and recoverability of accounts receivable. Actual results could differ from these estimates.

3 Property and equipment

			April 30, 2006
	Cost $	Accumulated amortization $	Net $ (Unaudited)
Buildings	170,674	51,272	119,402
Fence	19,084	5,127	13,957
Equipment	145,987	61,015	84,972
Automotive equipment and trailers	4,514,327	2,868,483	1,645,844
Equipment under capital lease	518,400	143,313	375,087
Computer equipment	68,304	61,517	6,787
Trailers	63,808	49,681	14,127
	5,500,584	3,240,408	2,260,176

			October 31, 2005
	Cost $	Accumulated amortization $	Net $
Buildings	170,674	48,856	121,818
Fence	19,084	4,399	14,685
Equipment	88,897	54,803	34,094
Automotive equipment and trailers	4,144,327	2,570,571	1,573,756
Equipment under capital lease	1,348,200	506,256	841,944
Computer equipment	67,360	60,413	6,947
Trailers	63,808	47,212	16,596
	5,902,350	3,292,510	2,609,840

	October 31, 2004		
	Cost $	Accumulated amortization $	Net $
Buildings	234,482	83,880	150,602
Fence	19,084	2,767	16,317
Equipment	82,068	51,525	30,543
Automotive equipment and trailers	4,050,810	2,316,962	1,733,848
Equipment under capital lease	829,800	256,509	573,291
Computer equipment	65,290	36,377	28,913
Trailers	63,808	40,100	23,708
	5,345,342	2,788,120	2,557,222

4 Bank indebtedness

Bank indebtedness security is provided by a general security agreement and bears interest at prime plus 0.75%.

5 Callable debt

	April 30,	October 31,	
	2006 $ (Unaudited)	2005 $	2004 $
Loan security is provided by a general security agreement and a general assignment of book debts, repayable in monthly payments ranging from $2,250 to $5,000 plus interest at a rate of prime plus 0.75% and matures at various dates to August 2007.	33,750	47,250	138,887

Estimated principal repayments as at October 31, 2005 are as follows:

	$
2006	27,000
2007	20,250
	47,250

6 Obligations under capital lease

	April 30,		October 31,
	2006 $ (Unaudited)	2005 $	2004 $
Capital leases are repayable in monthly payments of $32,801, including interest at a rates ranging from 3% to 6.5%, maturing on various dates to September 2008 and security is provided by specific leased equipment.	504,270	685,885	542,530
Less: Obligations under capital lease due in one year	(303,997)	(354,170)	(251,454)
	200,273	331,715	291,076

Capital lease repayments as at October 31, 2005 are as follows:

	$
2006	371,878
2007	227,791
2008	120,510
	720,179
Less: Imputed interest	(34,294)
	685,885

7 Shareholder advances

The shareholder advances are unsecured, interest-free and are repayable on demand.

8 Share capital

Murtron Hauling Ltd.

Authorized

Unlimited Class A voting common shares
Unlimited Class B voting common shares
Unlimited Class C redeemable, retractable, non-voting preferred shares
Unlimited Class D redeemable, retractable, non-voting preferred shares
2,000 Class E voting special shares
Unlimited Class F redeemable, retractable, non-voting preferred shares
Unlimited Class G redeemable, retractable, non-voting preferred shares

Issued
1,000 Class F preferred shares, redeemable at $1 per share

	Six months ended April 30,	Years ended October 31,	
	2006 $ (Unaudited)	2005 $	2004 $
100 Class A voting common shares	100	100	100

815431 Alberta Ltd.

Authorized
Unlimited Class A voting common shares
Unlimited Class B voting common shares
Unlimited Class C redeemable, retractable, non-voting preferred shares
Unlimited Class D redeemable, retractable, non-voting preferred shares
2,000 Class E voting special shares
Unlimited Class F non-cumulative redeemable, non-voting preferred shares
Unlimited Class G non-cumulative redeemable, non-voting preferred shares

Issued
1,000 Class F preferred shares redeemable at $1 per share

	Six months ended April 30,	Years ended October 31,	
	2006 $ (Unaudited)	2005 $	2004 $
100 Class A voting common shares	100	100	100

The preferred shares are redeemable for $2,000 at the company's and shareholders' options and have been recorded as a liability.

9 Commitments

The Company has committed to supply 100,000 tonnes of gravel per annum, at $6.10 per tonne, from February 2006 until December 31, 2010.

10 Financial instruments

Fair value

The carrying values of cash and cash equivalents, accounts receivable, accounts payable and accrued liabilities, bank indebtedness, accrued management bonus and callable debt approximate their fair values due to the relatively short period to maturity of the instruments and interest rates attached to the instruments. The fair value of shareholder advances is not practicably determinable, since there are no specific terms.

The fair values of callable debt and obligations under capital lease approximate carrying values as the interest rate approximates the market value.

Credit risk

The Company is exposed to credit risk on the accounts receivable from its customers. In order to reduce its credit risk, the Company has adopted credit policies which include the analysis of the financial position of its customers and the regular review of their credit limits.

During the three month period ended April 30, 2006 – 78% (unaudited) (April 30, 2005 – 84%) (unaudited) (years ended October 31, 2005 – 47% (each customer at 37% and 10%; October 31, 2004 – 41% (each customer at 31% and 10%); October 31, 2003 – 57% (each customer at 47% and 10%)) of the Company's sales were to two customer. As at April 30, 2006, 52% (unaudited) (October 31, 2005 – 38%; October 31, 2004 – 54%) of the accounts receivable of the Company were from two customers.

11 Income taxes

The income tax provision recorded differs from the income taxes obtained by applying the statutory income tax rates to the earnings (loss) for the period and is reconciled as follows:

	Three months ended April 30,		Six months ended April 30,		Years ended October 31,		
	2006 $ (Unaudited)	2005 $ (Unaudited)	2006 $ (Unaudited)	2005 $ (Unaudited)	2005 $	2004 $	2003 $
Earnings (loss) before income taxes	(256,366)	487,940	126,716	362,950	454,882	767,929	629,364
Combined statutory rates	16.12%	16.20%	16.12%	16.20%	16.12%	16.87%	19.66%
Calculated expected income taxes (recovery)	(41,326)	79,046	20,427	58,798	73,327	129,550	123,733
Increase (decrease)							
Non-deductible expenses	899	1,409	899	1,409	642	923	897
Taxable income taxed at the non-small business rate	-	-	-	-	-	19,419	8,993
Other	-	-	-	-	(4,016)	-	(649)
	(40,427)	80,455	21,326	60,207	69,953	149,892	132,974
Represented by							
Current income tax provision (recovery)	(58,618)	62,976	13,586	70,999	79,457	149,076	121,456
Future income tax provision (recovery)	18,191	17,479	7,740	(10,792)	(9,504)	816	11,518
	(40,427)	80,455	21,326	60,207	69,953	149,892	132,974

The component of future income tax balances are as follows:

	Six months ended April 30,	Years ended October 31,	
	2006 $ (Unaudited)	2005 $	2004 $
Carrying value of property and equipment in excess of income tax values	66,804	59,064	68,568

12 Related party disclosure

During the year ended October 31, 2005, the Company sold equipment for $16,050 (2005 – $6,420; 2004 – $nil) to companies controlled by the shareholders or by family members of the shareholders. In 2004, the Company advanced $40,000 to the related party and was repaid prior to October 31, 2004.

The related party transactions have been recorded at exchange amounts.

13 Segmented information

In the opinion of management, the Company has only one business segment, which is the business of hauling logs, gravel and heavy equipment in Canada.

14 Subsequent event

Initial public offering

On August 28, 2006, Petrowest Energy Services Trust (the "Trust") filed a prospectus relating to the initial public offering of up to 14 million trust units for $10 per unit (the "Offering"). Costs of the Offering are estimated to be $2.0 million, and fees payable to the underwriters are estimated to be $8.4 million, resulting in net proceeds of $129.6 million.

The Trust, through a subsidiary, acquired 100% of the shares of the Company and all outstanding shareholder loans for $6,105,680 and 915,851 Trust units at a deemed price of $10 per unit. The cash payment will be adjusted post-closing for changes in working capital, long-term debt and shareholder loans to the date of closing.

R Bee Crushing

Combined Financial Statements
January 31, 2006
April 30, 2006 and 2005



PricewaterhouseCoopers LLP
Chartered Accountants
111 5th Avenue SW, Suite 3100
Calgary, Alberta
Canada T2P 5L3
Telephone +1 (403) 509 7500
Facsimile +1 (403) 781 1825

August 11, 2006
(except for note 14, which is as at August 28, 2006)

Auditors' Report

To the Shareholders of
R Bee Crushing Ltd., Bernet Ventures Ltd. and Dal Finn Holdings Ltd.

We have audited the combined balance sheets of **R Bee Crushing** as at April 30, 2006 and 2005 and the combined statements of earnings (loss) and retained earnings and cash flows for each of the years in the three-year period ended April 30, 2006. These combined financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these combined financial statements based on our audits.

We conducted our audits in accordance with Canadian generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these combined financial statements present fairly, in all material respects, the financial position of the Company as at April 30, 2006 and 2005 and the results of its operations and its cash flows for each of the years in the three-year period ended April 30, 2006 in accordance with Canadian generally accepted accounting principles.

PricewaterhouseCoopers LLP

Chartered Accountants

Calgary, Alberta

R Bee Crushing

Combined Balance Sheets

	January 31,	April 30,	
	2006	2006	2005
	$	$	$
	(Unaudited)		
Assets			
Current assets			
Cash	798,935	889,724	480,978
Short-term investments (note 3)	364,961	367,785	568,602
Accounts receivable	9,004,241	9,928,623	7,278,485
Income taxes receivable	215,699	71,527	-
Prepaid expenses	256,942	273,664	94,346
Inventory	895,830	857,360	239,867
	11,536,608	12,388,683	8,662,278
Cash surrender value of life insurance	272,639	275,017	205,692
Due from related parties (note 6)	219,578	217,068	205,330
Property and equipment (note 4)	14,994,462	14,985,162	10,526,218
Future income taxes (note 12)	-	16,633	-
	27,023,287	27,882,563	19,599,518
Liabilities			
Current liabilities			
Bank indebtedness (note 5)	2,425,457	1,607,572	1,598,041
Accounts payable and accrued liabilities	2,953,689	2,838,212	2,354,533
Accrued management bonus	562,000	682,000	1,691,800
Current portion of obligations under capital lease (note 7)	1,950,540	1,818,461	998,970
Current portion of long-term debt (note 8)	2,927,921	2,631,893	2,179,929
Income taxes payable	-	-	156,689
Shareholder advances (note 6)	1,764,491	1,644,990	757,791
Future income taxes (note 12)	751,217	1,102,667	276,555
	13,335,315	12,325,795	10,014,308
Obligations under capital lease (note 7)	2,439,817	3,184,663	2,501,647
Long-term debt (note 8)	3,968,452	4,778,860	1,800,024
Future income taxes *(note 12)*	210,295	-	135,642
	19,953,879	20,289,318	14,451,621
Shareholders' Equity			
Share capital (note 9)	400	400	400
Retained earnings	7,069,008	7,592,845	5,147,497
	7,069,408	7,593,245	5,147,897
	27,023,287	27,882,563	19,599,518

Approved on behalf of Petrowest Energy Services Trust by Petrowest Energy Services General Partner Ltd., as Administrator

(signed) "*Kenneth N. Drysdale*"
Director

(signed) "*D. Hugh Gillard*"
Director

R Bee Crushing

Combined Statements of Earnings (loss) and Retained Earnings

	Three months ended January 31,		Nine months ended January 31,		Years ended April 30,		
	2006 $ (Unaudited)	2005 $ (Unaudited)	2006 $ (Unaudited)	2005 $ (Unaudited)	2006 $	2005 $	2004 $
Revenue	6,472,258	4,028,965	19,740,786	16,516,711	26,166,042	22,836,900	14,829,085
Expenses							
Operating and administrative	5,658,846	3,553,681	13,928,297	11,777,023	18,298,725	15,920,599	11,015,659
Amortization	1,058,113	651,029	3,177,344	1,962,647	4,322,125	2,893,266	2,349,325
Interest – current	38,145	16,809	87,266	44,584	114,256	88,915	76,518
Interest on long-term debt and capital lease obligations	78,559	83,642	333,215	231,765	485,975	280,697	250,144
Management bonus	60,976	46,778	172,976	144,778	233,911	1,898,243	157,832
	6,894,639	4,351,939	17,699,098	14,160,797	23,454,992	21,081,720	13,849,478
	(422,381)	(322,974)	2,041,688	2,355,914	2,711,050	1,755,180	979,607
Other income (expenses)							
Gain (loss) on disposal of property and equipment	225,660	4,425	225,660	646,950	230,221	612,630	271,997
Interest income	3,081	4,074	8,368	7,202	12,114	11,092	8,134
Income from cash surrender value of life insurance	39,358	-	39,358	-	32,541	3,102	42,178
	268,099	8,499	273,386	654,152	274,876	626,824	322,309
Earnings (loss) before income taxes	(154,282)	(314,475)	2,315,074	3,010,066	2,985,926	2,382,004	1,301,916
Income taxes expense (recovery) (note 12)	(27,728)	(53,461)	393,563	511,711	540,578	443,002	135,595
Earnings (loss) for the period	(126,554)	(261,014)	1,921,511	2,498,355	2,445,348	1,939,002	1,166,321
Retained earnings – Beginning of period	7,195,562	5,967,864	5,147,497	3,208,495	5,147,497	3,208,495	2,052,974
Less: Dividends	-	-	-	-	-	-	(10,800)
Retained earnings – End of period	7,069,008	5,706,850	7,069,008	5,706,850	7,592,845	5,147,497	3,208,495

R Bee Crushing

Combined Statements of Cash Flows

	Three months ended January 31,		Nine months ended January 31,		Years ended April 30,		
	2006 $ (Unaudited)	2005 $ (Unaudited)	2006 $ (Unaudited)	2005 $ (Unaudited)	2006 $	2005 $	2004 $
Cash provided by (used in)							
Operating activities							
Earnings (loss) for the period	(126,554)	(261,014)	1,921,511	2,498,355	2,445,348	1,939,002	1,166,321
Items not affecting cash							
Amortization	1,058,113	651,029	3,177,344	1,962,647	4,322,125	2,893,266	2,349,325
Loss (gain) on sale of equipment	(225,660)	(4,425)	(225,660)	(646,950)	(230,221)	(612,630)	(271,997)
Future income tax expense (recovery)	(36,125)	(17,198)	549,315	206,352	673,836	167,074	45,152
	669,774	368,392	5,422,510	4,020,404	7,211,088	4,386,712	3,288,801
Change in working capital*	1,437,441	385,294	(3,447,347)	(1,219,643)	(4,201,285)	(536,779)	(1,104,959)
	2,107,215	753,686	1,975,163	2,800,761	3,009,803	3,849,933	2,183,842
Financing activities							
Proceeds from long-term debt	1,683,931	520,100	4,954,582	1,785,364	5,423,610	3,015,985	956,783
Increase (decrease) in bank indebtedness	(239,181)	118,195	827,416	1,205,563	9,531	465,834	214,787
Repayment of long-term debt	(1,064,569)	(697,373)	(1,682,646)	(2,416,653)	(1,992,810)	(2,325,072)	(2,091,253)
Repayments of obligations under capital lease	(125,616)	(83,383)	(765,572)	(222,781)	(1,598,332)	(292,227)	(99,403)
Shareholder advances	905,000	60,000	1,006,700	60,000	887,199	58,882	41,577
Due from related parties	-	150,000	(14,248)	150,000	(11,738)	(205,330)	-
Dividends paid	-	-	-	-	-	-	(10,800)
	1,159,565	67,539	4,326,232	561,493	2,717,460	718,072	(988,309)
Investing activities							
Purchase of property and equipment	(3,552,693)	(1,513,710)	(6,486,031)	(4,243,150)	(5,825,255)	(5,451,018)	(1,396,593)
Purchase of short-term investments	(2,446)	(274,553)	-	(358,892)	-	(361,256)	(206,946)
Sale of short-term investments	-	-	203,641	-	200,817	-	-
Increase in cash surrender value of life insurance	(66,947)	(7,589)	(66,947)	(27,589)	(69,325)	(39,887)	(78,963)
Proceeds on disposal of property and equipments	365,900	29,500	365,900	1,062,847	375,246	1,278,572	597,170
	(3,256,186)	(1,766,352)	(5,983,437)	(3,566,784)	(5,318,517)	(4,573,589)	(1,085,332)
Increase (decrease) in cash	10,594	(945,127)	317,958	(204,530)	408,746	(5,584)	110,201
Cash – Beginning of period	788,342	1,227,159	480,978	486,562	480,978	486,562	376,361
Cash – End of period	798,936	282,032	798,936	282,032	889,724	480,978	486,562
Supplementary cash flow information							
Interest paid	116,681	98,371	419,271	274,582	475,775	251,718	250,144
Income taxes paid (received)	8,765	16,211	126,663	107,985	155,640	128,542	(40,965)
Non-cash investing and financing activities							
Acquisition of capital assets through capital lease obligation	-	1,804,795	1,299,796	1,804,795	3,100,839	1,804,795	748,202

* Changes in working capital includes short-term investments, accounts receivable, income tax receivable, prepaid expenses, inventory, accounts payable and accrued liabilities, accrued management bonus and income taxes payable.

1 Nature of business

R Bee Crushing Ltd., Bernet Ventures Ltd. and Dal Finn Holdings Ltd. (collectively, the "Company" and "R. Bee Crushing") are incorporated under the laws of British Columbia, are extra-provincially registered in Alberta and are engaged in the gravel crushing business. These financial statements have combined the operations of these three companies as they are under common control and managed by a common owner. The combined balances are presented after elimination of intercompany transactions and balances.

2 Summary of significant accounting policies

These financial statements are stated in Canadian dollars and have been prepared in accordance with Canadian generally accepted accounting principles.

Cash and cash equivalents

Cash and cash equivalents consist of short-term deposits with maturities of three months or less.

Property and equipment

Property and equipment are recorded at cost less accumulated amortization. Amortization is provided using the declining balance method at the following rates intended to amortize the cost of assets over their estimated useful lives.

Buildings	4%
Heavy equipment	30%
Equipment	30%
Vehicles	30%
Trailers	30%
Radios	20%
Computer hardware and software	30% – 100%

Management assesses the carrying amount of property and equipment for impairment when facts and circumstances indicate a potential impairment. If it is determined that the estimated net recoverable amount is less than the net carrying amount, a writedown to the asset's fair value is recognized during the period.

Revenue recognition

Revenue is recognized as services are provided and performance of the service has occurred, price to the customer is fixed or determinable and collectibility is reasonably assured.

Investments

Investments are accounted for on a cost basis and are written down to their net recoverable amount should a decline in value occur that is not considered temporary.

Future income taxes

The Company uses the liability method of income tax allocation in accounting for income taxes. Under this method, future income tax assets and liabilities are determined based on temporary differences between the financial reporting and income tax bases of assets and liabilities, and measured using the substantively enacted tax rates and laws that will be in effect when the temporary differences are expected to reverse.

Measurement uncertainty

The preparation of financial statements in conformity with Canadian generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the period. Such estimates include providing amortization of property and equipment and recoverability of accounts receivable. Actual results could differ from these estimates.

Inventory

Inventory consists of spare parts and is measured at the lower of cost and market on a first-in first-out basis.

3 Short-term investments

These funds are held at one chartered bank and up to $354,000 has been pledged as security for the operating loan.

4 Property and equipment

			January 31, 2006
	Cost **$**	**Accumulated amortization** **$**	**Net** **$** (Unaudited)
Land	121,705	-	121,705
Buildings	407,736	65,992	341,744
Heavy equipment	23,265,848	11,835,959	11,429,889
Equipment	4,592,159	2,530,400	2,061,759
Vehicles	1,454,959	562,403	892,556
Trailers	704,679	561,366	143,313
Radios	534	427	107
Computer hardware and software	10,673	7,284	3,389
	30,558,293	15,563,831	14,994,462

			April 30, 2006
	Cost $	Accumulated amortization $	Net $
Land	133,685	-	133,685
Buildings	407,736	69,452	338,284
Heavy equipment	24,290,047	12,717,795	11,572,252
Equipment	4,591,825	2,582,172	2,009,653
Vehicles	1,421,459	589,193	832,266
Trailers	704,679	608,928	95,751
Radios	868	795	73
Computer hardware and software	10,673	7,475	3,198
	31,560,972	16,575,810	14,985,162

			April 30, 2005
	Cost $	Accumulated amortization $	Net $
Land	136,705	-	136,705
Buildings	407,736	55,357	352,379
Heavy equipment	17,801,484	9,969,163	7,832,321
Equipment	3,676,218	2,124,761	1,551,457
Vehicles	945,679	372,831	572,848
Trailers	610,709	533,400	77,309
Radios	1,402	1,262	140
Computer hardware and software	9,217	6,158	3,059
	23,589,150	13,062,932	10,526,218

Included in property and equipment as at January 31, 2006 are equipment under capital lease with a cost of $5,839,593 (unaudited) (April 30, 2006 – $7,301,905; April 30, 2005 – $4,108,565) and accumulated amortization of $1,917,900 (unaudited) (April 30, 2006 – $2,129,198; April 30, 2005 – $953,124).

5 Bank indebtedness

	January 31,	April 30,	
	2006 $ (Unaudited)	2006 $	2005 $
Operating loan	1,945,457	1,110,000	990,000
Overdraft	480,000	497,572	608,041
	2,425,457	1,607,572	1,598,041

Operating loan is authorized to $2,000,000, bears interest at bank prime rate plus 1.75% and security is provided by a general security agreement, a general assignment of book debts, an assignment of all risk insurance on equipment, an assignment of life insurance and a pledge of short-term investments in a minimum amount of $354,000.

6 Shareholder advances and due from related parties

The amounts are non-interest bearing, unsecured and have no fixed terms of repayment.

7 Obligations under capital lease

	January 31,	April 30,	
	2006 $ (Unaudited)	2006 $	2005 $
Repayable in monthly instalments ranging from $880 to $27,075 at various fixed rates to 5.8% and various rates of prime plus 3% at various dates to June 2011 and security is provided by equipment being leased.	4,390,357	5,003,124	3,500,617
Less: Current portion	(1,950,540)	(1,818,461)	(998,970)
	2,439,817	3,184,663	2,501,647

Principal payments as at April 30, 2006 are as follows:

	$
2007	2,000,398
2008	2,098,531
2009	929,058
2010	223,225
2011	108,180
	5,359,392
Less: Imputed interest	356,268
	5,003,124

8 Long-term debt

	January 31,		April 30,
	2006 $ (Unaudited)	2006 $	2005 $
Repayable in monthly instalments ranging from $1,016 to $41,732, including interest at various rates to bank prime rate plus 2.85% and various fixed rates to 7.25% and security is provided by heavy equipment at the cost of $15,466,998, due at various dates to 2011.	6,896,373	7,410,753	3,979,953
Less: Current portion	(2,927,921)	(2,631,893)	(2,179,929)
	3,968,452	4,778,860	1,800,024

Principal payments due in the next five years as at April 30, 2006 are as follows:

	$
2007	2,631,893
2008	1,984,573
2009	1,361,840
2010	911,426
2011	521,021
	7,410,753

9 Share capital

R Bee Crushing Ltd.

Authorized
2,000 Class A preferred shares with a par value of $100 each
2,000 Class B common shares without par value
2,000 Class C common shares without par value
2,000 Class D common shares without par value
2,000 Class E common shares without par value

Issued

	January 31,	April 30,	
	2006 $ (Unaudited)	2006 $	2005 $
100 Class B common shares	50	50	50

Dal Finn Holdings Ltd.

Authorized
5,000 Class A voting common shares without par value
5,000 Class B non-voting common shares without par value

Issued

	January 31,	April 30,	
	2006 $ (Unaudited)	2006 $	2005 $
100 Class A common shares	100	100	100
50 Class B common shares	50	50	50
	150	150	150

Bernet Ventures Ltd.

Authorized
10,000 Class A common shares without par value
10,000 Class B common shares without par value
10,000 Class C common shares with a par value of $1 each
10,000 Class D common shares with a par value of $100 each

Issued

	January 31,	April 30,	
	2006 $ (Unaudited)	2006 $	2005 $
200 Class A common shares	200	200	200

10 Related party transactions

The Company incurred general and administrative expenses of $239,413 and $256,749 (unaudited) with a company under common control during the nine-month periods ended January 31, 2006 and 2005, respectively (year ended April 30, 2006 – $369,000; 2005 – $341,853; 2004 – $281,999).

The company generated rental income of $39,000 (unaudited) with a company under common control during the nine-month period ended January 31, 2006 (year ended April 30, 2006 – $53,625; 2005 – $nil; 2004 – $nil).

The company generated interest income of $1,855 (unaudited) with a company under common control during the nine-month period ended January 31, 2006 (year ended April 30, 2006 – $1,855; 2005 – $1,969; 2004 – $nil).

The related party transactions are in the normal course of operations and are measured at the exchange amount.

11 Financial instruments

Fair value

The carrying value of cash, short-term investments, accounts receivable, income taxes receivable, bank indebtedness, accounts payable and accrued liabilities and accrued management bonus, approximate their fair value due to the relatively short period to maturity of the instruments and interest rates attached to the instruments. The fair value of amount shareholder advances is not practicably determinable. The fair value of long-term debt and capital lease obligations approximate carrying values as the interest rates approximate market rates.

Credit risk

The Company is exposed to credit risk on the accounts receivable from its customers. In order to reduce its credit risk, the Company has adopted credit policies that include the analysis of the financial position of its customers and the regular review of their credit limits.

During the nine-month period ended January 31, 2006, the Company had sales of 74% (unaudited) (year ended April 30, 2006 – 60% (each customer at 29%, 16% and 14%); April 30, 2005 – 52% (each customer at 24%, 17% and 11%); 2004 – 41% (each customer at 17%, 12% and 12%) to three customers. As at January 31, 2006, the Company had accounts receivable of 75% (2006 – 79%; 2005 – 74%; 2004 – 74%) from three customers.

Interest rate risk

The Company is exposed to interest rate price risk in respect of the long-term debt, which bears a fixed rate of interest.

12 Income taxes

The income tax provision recorded differs from the income tax obtained by applying the statutory income tax rates as follows:

	Three months ended January 31,		Nine months ended January 31,		Years ended April 30,		
	2006 $ (Unaudited)	2005 $ (Unaudited)	2006 $ (Unaudited)	2005 $ (Unaudited)	2006 $	2005 $	2004 $
Earnings (loss) before income taxes	(154,282)	(314,475)	2,315,074	3,010,066	2,985,926	2,382,004	1,301,916
Combined statutory rates	17.00%	17.00%	17.00%	17.00%	17.00%	17.00%	17.00%
Calculated expected income taxes	(26,228)	(53,461)	393,563	511,711	507,607	404,941	221,326
Increase (decrease)							
Non-deductible expenses	-	-	-	-	1,437	1,463	1,333
Non capital losses	-	-	-	-	-	(48,423)	(83,260)
Taxable income taxed at the non-small business rate	-	-	-	-	-	80,442	-
Other	(1,500)	-	-	-	31,534	4,579	(3,804)
	(27,728)	(53,461)	393,563	511,711	540,578	443,002	135,595
Represented by							
Current tax provision (recovery)	8,397	(36,263)	(155,752)	305,359	(133,258)	275,928	90,443
Future tax provision (recovery)	(36,125)	(17,198)	549,315	206,352	673,836	167,074	45,152
	(27,728)	(53,461)	393,563	511,711	540,578	443,002	135,595

The components of future income tax balances are as follows:

	January 31,	April 30,	
	2006 $ (Unaudited)	2006 $	2005 $
Tax basis of buildings and equipment in excess of (below) carrying amount	210,295	(16,633)	135,642
Sales holdbacks	751,217	1,102,667	276,555
	961,512	1,086,034	412,197

13 Segmented information

In the opinion of management, the Company has only one business segment, which is the business of gravel crushing in Canada.

14 Subsequent events

Initial public offering

On August 28, 2006, Petrowest Energy Services Trust (the "Trust") filed a prospectus relating to the initial public offering of up to 14 million trust units for $10 per unit (the "Offering"). Costs of the Offering are estimated to be $2.0 million and fees payable to the underwriters are estimated to be $8.4 million, resulting in net proceeds of $129.6 million.

The Trust, through a subsidiary, acquired 100% of the shares of the Company and all outstanding shareholder loans for $19,572,540 and 2,935,881 Trust units at a deemed price of $10 per unit. The cash payment will be adjusted post-closing for changes in working capital, long-term debt and shareholder loans to the date of closing.

Safetymaster Rentals Corporation

Financial Statements
May 31, 2006
August 31, 2005 and 2004



PricewaterhouseCoopers LLP
Chartered Accountants
111 5th Avenue SW, Suite 3100
Calgary, Alberta
Canada T2P 5L3
Telephone +1 (403) 509 7500
Facsimile +1 (403) 781 1825

May 5, 2006
(except for note 15, which is as at August 28, 2006)

Auditors' Report

To the Shareholders of
Safetymaster Rentals Corporation

We have audited the balance sheets of **Safetymaster Rentals Corporation** as at August 31, 2005 and 2004 and the statements of earnings and retained earnings and cash flows for each of the years in the three-year period ended August 31, 2005. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with Canadian generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these financial statements present fairly, in all material respects, the financial position of the Company as at August 31, 2005 and 2004, and the results of its operations and its cash flows for each of the years in the three-year period ended August 31, 2005 in accordance with Canadian generally accepted accounting principles.

PricewaterhouseCoopers LLP

Chartered Accountants

Calgary, Alberta

Safetymaster Rentals Corporation
Balance Sheets

	May 31,		August 31,
	2006 $ (Unaudited)	2005 $	2004 $
Assets			
Current assets			
Cash and cash equivalents	18,420	155,651	-
Accounts receivable	1,280,432	1,033,038	788,983
Prepaid expenses	7,812	50,626	49,863
	1,306,664	1,239,315	838,846
Property and equipment (note 3)	1,476,675	979,192	1,128,533
Due from shareholder (note 6)	157,456	-	-
Due from related parties (note 4)	368,213	164,836	205,182
	3,309,008	2,383,343	2,172,561
Liabilities			
Current liabilities			
Bank indebtedness (note 5)	-	-	231,514
Accounts payable and accrued liabilities	360,779	344,967	192,309
Accrued management remuneration	1,297,000	770,500	478,000
Income taxes payable	807	26,821	-
Due to related parties (note 4)	3,165	3,165	100,659
Callable debt (note 7)	15,615	21,067	83,907
Current portion of long-term debt (note 8)	121,105	35,301	101,109
Shareholder advances (note 6)	-	674	99,246
	1,798,471	1,202,495	1,286,744
Long-term debt (note 8)	128,895	-	35,301
Future income taxes (note 13)	18,954	35,908	24,658
	1,946,320	1,238,403	1,346,703
Shareholder's Equity			
Share capital (note 9)	100	100	100
Retained earnings	1,362,588	1,144,840	825,758
	1,362,688	1,144,940	825,858
	3,309,008	2,383,343	2,172,561

Commitments (note 10)

Approved on behalf of Petrowest Energy Services Trust by Petrowest Energy Services General Partner Ltd., as Administrator

(signed) "*Kenneth N. Drysdale*"
Director

(signed) "*D. Hugh Gillard*"
Director

Safetymaster Rentals Corporation

Statements of Earnings and Retained Earnings

	Three months ended May 31,		Nine months ended May 31,		Years ended August 31,		
	2006 $ (Unaudited)	2005 $ (Unaudited)	2006 $ (Unaudited)	2005 $ (Unaudited)	2005 $	2004 $	2003 $
Revenue from rentals	1,652,345	868,872	5,262,734	3,548,956	4,612,493	3,274,653	2,257,456
Expenses							
Operating and administrative	1,264,587	720,871	3,530,027	2,344,445	3,139,234	2,325,288	1,911,722
Amortization	64,869	41,726	187,184	127,871	172,799	282,134	192,240
Interest on long-term debt	6,417	2,761	11,814	9,941	14,545	14,719	486
Management bonus	375,000	36,000	1,297,000	772,000	880,500	478,000	18,000
	1,710,873	801,358	5,026,025	3,254,257	4,207,078	3,100,141	2,122,448
Net (loss) earnings from operations	(58,528)	67,514	236,709	294,699	405,415	174,512	135,008
Gain (loss) on disposal of property and equipment	-	(9,860)	17,992	(24,818)	(8,895)	25,817	61,508
(Loss) earnings before income taxes	(58,528)	57,654	254,701	269,881	396,520	200,329	196,516
Income tax expense (recovery) (note 13)	(6,840)	11,770	36,953	54,404	77,438	35,698	45,136
(Loss) earnings for the period	(51,688)	45,884	217,748	215,477	319,082	164,631	151,380
Retained earnings – Beginning of period	1,414,276	995,351	1,144,840	825,758	825,758	677,102	525,722
Dividend	-	-	-	-	-	(15,975)	-
Retained earnings – End of period	1,362,588	1,041,235	1,362,588	1,041,235	1,144,840	825,758	677,102

Safetymaster Rentals Corporation

Statements of Cash Flows

	Three months ended May 31,		Nine months ended May 31,		Years ended August 31,		
	2006 $ (Unaudited)	2005 $ (Unaudited)	2006 $ (Unaudited)	2005 $ (Unaudited)	2005 $	2004 $	2003 $
Cash provided by (used in)							
Operating activities							
(Loss) earnings for the period	(51,688)	45,884	217,748	215,477	319,082	164,631	151,380
Items not affecting cash							
Amortization	64,869	41,726	187,184	127,871	172,799	282,134	192,240
Loss (gain) on disposal of property and equipment	-	9,800	(17,992)	24,818	8,895	(25,817)	(61,508)
Future income tax (recovery) expense	(11,739)	(1,597)	(16,954)	1,802	11,250	(5,923)	4,400
	1,442	95,873	369,986	369,968	512,026	415,025	286,512
Changes in non-cash working capital*	994,163	832,507	311,718	480,355	227,161	188,866	84,233
	995,605	928,380	681,704	850,323	739,187	603,891	370,745
Investing activities							
Acquisition of property and equipment	(32,988)	-	(733,573)	(253,748)	(278,182)	(957,774)	(330,084)
Proceeds from disposal of property and equipment	-	2,100	66,898	220,829	245,829	341,883	148,862
	(32,988)	2,100	(666,675)	(32,919)	(32,353)	(615,891)	(181,222)
Financing activities							
Proceeds from callable and long-term debt	-	28,140	250,000	28,140	-	300,000	28,924
Repayment of callable and long-term debt	(604)	(64,405)	(40,753)	(104,888)	(163,949)	(100,894)	(57,580)
Payment of dividend	-	-	-	-	-	(15,975)	-
Repayment of shareholder advances	(407,642)	(210,684)	(158,130)	(111,313)	(98,572)	(290,039)	(5,073)
Redemption of preferred shares	-	-	-	-	-	(113,590)	(100,000)
Repayment of note payable	-	-	-	-	-	(19,744)	-
Advances (to) from related parties	(51,042)	(140,691)	(203,377)	(64,942)	(57,148)	(83,680)	1,506
	(459,288)	(387,640)	(152,260)	(253,003)	(319,669)	(323,922)	(132,223)
Increase (decrease) in cash	503,329	542,840	(137,231)	564,401	387,165	(335,922)	57,300
(Bank indebtedness) cash and cash equivalents– Beginning of period	(484,909)	(209,953)	155,651	(231,514)	(231,514)	104,408	47,108
Cash and cash equivalents (bank indebtedness) – End of period	18,420	332,887	18,420	332,887	155,651	(231,514)	104,408
Supplemental information							
Interest paid	15,740	3,601	20,183	17,636	20,474	17,699	7,051
Income taxes paid	17,700	10,200	83,285	40,321	50,521	33,834	41,902

* Changes in non-cash working capital includes changes in accounts receivable, prepaid expenses, accounts payable and accrued liabilities, accrued management bonus and income taxes payable.

1 Nature of business

Safetymaster Rentals Corporation (the "Company") was incorporated under the Business Corporations Act (Alberta) on January 22, 1997. Its principal focus is on the supply of safety equipment rentals.

The Company's business is considered to have some seasonality, with peak levels generally in the first and fourth calendar year quarters.

2 Summary of significant accounting policies

The financial statements are stated in Canadian dollars and have been prepared in accordance with Canadian generally accepted accounting principles.

Cash and cash equivalents

Included in cash and cash equivalents are bank overdrafts.

Property and equipment

Property and equipment are recorded at cost less accumulated amortization. Equipment is amortized using the declining balance method over their estimated useful lives at the following rates:

Airplane	15%
Equipment rentals and airplane	15%
Trailers rentals	15%
Vehicles	15%

Management assesses the carrying amount of property and equipment for impairment when facts and circumstances indicate a potential impairment. If it is determined that the estimated net recoverable amount is less than the net carrying amount, a writedown to the asset's fair value is recognized during the period.

Future income taxes

The Company uses the liability method of income tax allocation in accounting for income taxes. Under this method, future income tax assets and liabilities are determined based on temporary differences between the financial reporting and income tax bases of assets and liabilities, and measured using the substantively enacted income tax rates and laws that will be in effect when the temporary differences are expected to reverse.

Measurement uncertainty

The preparation of financial statements in conformity with Canadian generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amount of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the period. Such estimates include providing amortization of property and equipment and recoverability of accounts receivable. Actual results could differ from these estimates.

Revenue recognition

Revenue is recognized over the equipment rental period and when collectibility is reasonably assured.

3 Property and equipment

			May 31, 2006
	Cost $	Accumulated amortization $	Net $ (Unaudited)
Airplane	343,718	180,684	163,034
Equipment rentals	1,213,956	638,146	575,810
Trailer rentals	754,833	293,252	461,581
Vehicles	359,022	82,772	276,250
	2,671,529	1,194,854	1,476,675

			August 31, 2005
	Cost $	Accumulated amortization $	Net $
Airplane	343,718	109,693	234,025
Equipment rentals	958,980	618,861	340,119
Trailer rentals	453,641	234,742	218,899
Vehicles	258,966	72,817	186,149
	2,015,305	1,036,113	979,192

			August 31, 2004
	Cost $	Accumulated amortization $	Net $
Airplane	341,969	68,394	273,575
Equipment rentals	967,132	578,176	388,956
Trailer rentals	479,799	217,426	262,373
Vehicles	291,522	87,893	203,629
	2,080,422	951,889	1,128,533

4 Due to (from) related parties

These amounts refer to balances due to (from) companies controlled by the shareholders or family members of the shareholder of the company and are non-interest bearing, unsecured and have no fixed repayment terms.

5 Bank indebtedness

The line of credit is due on demand with maximum borrowings of $600,000, and interest at prime plus 1.0%. Security is provided by a general security agreement covering all assets of the Company.

6 Shareholder advances and due from shareholder

The amounts due to/from the shareholder are non-interest bearing, unsecured and have no fixed repayment terms.

7 Callable debt

	May 31,	August 31,	
	2006	**2005**	**2004**
	$	**$**	**$**
	(Unaudited)		
Bank loan, due on demand and repayable in monthly instalments of $900, including interest at a rate of prime plus 1.25% per annum and security is provided through a general security agreement.	15,615	21,067	83,907

Debt principal repayment amounts as at August 31, 2005 are as follows:

	$
2006	9,888
2007	10,446
2008	733
	21,067

8 Long-term debt

	May 31,	August 31,	
	2006	**2005**	**2004**
	$	**$**	**$**
	(Unaudited)		
Loan from a company controlled by a family member of a shareholder of the company, due in January 2006 and repayable in monthly instalments of $8,955, including interest at the rate of prime plus 2.5% per annum.	-	35,301	136,410
Loan from a company controlled by a family member of a shareholder of the company, due in November 2007 and repayable in monthly instalments of $11,108, including interest at the rate of prime plus 1.5% per annum	250,000	-	-
	250,000	35,301	136,410
Less: Amount due within one year	(121,105)	(35,301)	(101,109)
	128,895	-	35,301

Security for the loans includes a shareholder guarantee.

9 Share capital

Authorized
- Unlimited number of Class A, voting, common shares
- Unlimited number of Class B, voting, common shares
- Unlimited number of Class C, non-voting, non-cumulative, redeemable, retractable, preferred shares
- Unlimited number of Class D, non-voting, non-cumulative, redeemable, retractable, preferred shares
- 2,000 Class E special voting shares
- Unlimited number of Class F, non-voting common shares

Issued

	May 31,	August 31,	
	2006	**2005**	**2004**
	$	**$**	**$**
	(Unaudited)		
100 Class A common shares	100	100	100

During 2003 and 2004, the Company redeemed the Class “C” preferred shares at $1,000 per share for total payment of $100,000 and $113,550, respectively.

10 Commitments

Leases

Under the terms of operating lease agreements, the Company will be required to make annual rental payments as follows:

	$
2006	66,000
2007	66,000
2008	66,000
2009	66,000
2010	38,000

Guarantee

The Company has given a corporate guarantee limited to $195,000 for a bank loan in the name of the spouse of the shareholder. The carrying amount of this loan is $99,682.

11 Related party transactions

	Three months ended May 31,		Nine months ended May 31,		Years ended August 31,		
	2006 $ (Unaudited)	2005 $ (Unaudited)	2006 $ (Unaudited)	2005 $ (Unaudited)	2005 $	2004 $	2003 $
General and administrative expense Paid to company controlled by a family member of a shareholder	79,930	90,725	156,279	112,302	154,040	100,863	30,947
Paid to a family member of a shareholder	16,500	36,000	49,500	72,000	101,800	111,302	109,456
Paid to company 50% owned by a shareholder	8,155	1,391	8,155	1,391	5,400	-	9,447
Accounts payable owed to companies controlled by a family member of a shareholder	85,006	44,175	85,006	64,000	105,470	47,652	24,611
Management fees received from company by a family member of a shareholder	-	-	-	20,000	20,000	200	100,000

These transactions have been recorded at the exchange amount.

12 Financial instruments

Fair value

The carrying value of cash and cash equivalents, accounts receivable, bank indebtedness, accounts payable and accrued liabilities, accrued management remuneration, callable debt and long-term debt, approximate their fair value due to the relatively short term to maturity of the instruments and interest rates attached to the instruments. The fair value of amounts due to (from) related parties and shareholder advances are not practicably determinable since they do not have any specified terms.

Credit risk

The Company is exposed to credit risk on the accounts receivable from its customers. In order to reduce its credit risk, the Company has adopted credit policies which include the analysis of the financial position of its customers and the regular review of their credit limits.

During the period ended May 31, 2006, 32% (unaudited) (May 31, 2005 – 40% (unaudited); August 31, 2005 – 32%; August 31, 2004 – 22%; August 31, 2003 – 35%) of the Company's sales were to two customers. As at May 31, 2006, the Company had accounts receivable of 48% (August 31, 2005 –31%; 2004 – 41%) from two customers.

13 Income taxes

The income tax provision recorded differs from the income tax obtained by applying the statutory income tax rates to the earnings for the period and is reconciled as follows:

	Three months ended May 31,		Nine months ended May 31,		Years ended August 31,		
	2006 $ (Unaudited)	2005 $ (Unaudited)	2006 $ (Unaudited)	2005 $ (Unaudited)	2005 $	2004 $	2003 $
(Loss) earnings before income taxes	(58,528)	57,654	254,701	269,881	396,520	200,329	196,516
Combined statutory rates	16.12%	16.20%	16.12%	16.20%	16.12%	16.87%	19.66%
Calculated expected income taxes	(9,435)	9,340	41,058	43,721	63,919	33,796	38,635
Increase (decrease)							
Non-deductible expenses	2,764	2,430	5,182	4,860	5,279	5,328	5,338
Rate change and other	(169)	-	(9,287)	5,823	8,240	(3,426)	1,163
	(6,840)	11,770	36,953	54,404	77,438	35,698	45,136
Represented by							
Current income tax provision	4,899	13,367	53,907	52,602	66,188	41,621	40,736
Future income tax provision (recovery)	(11,739)	(1,597)	(16,954)	1,802	11,250	(5,923)	4,400
	(6,840)	11,770	36,953	54,404	77,438	35,698	45,136

The component of future income tax liability is as follows:

	May 31,		August 31,
	2006 $ (Unaudited)	2005 $	2004 $
Carrying value of property and equipment in excess of tax values	18,954	35,908	24,658

14 Segmented information

In the opinion of management, the Company has only one business segment, which is the business of safety equipment rentals.

15 Subsequent events

Initial public offering

On August 28, 2006, Petrowest Energy Services Trust (the "Trust") filed a prospectus relating to the initial public offering of up to 14 million trust units for $10 per unit (the "Offering"). Costs of the Offering are estimated to be $2.0 million, and fees payable to the underwriters are estimated to be $8.4 million, resulting in net proceeds of $129.6 million.

The Trust, through a subsidiary, acquired 100% of the shares of the Company and all outstanding shareholder loans for $3,480,855 and 522,128 Trust units at a deemed price of $10 per unit. The cash payment will be adjusted post-closing for changes in working capital, long-term debt and shareholder loans to the date of closing.

Neuwest Equipment Rentals Inc.

Financial Statements
April 30, 2006
October 31, 2005 and 2004



PricewaterhouseCoopers LLP
Chartered Accountants
111 5th Avenue SW, Suite 3100
Calgary, Alberta
Canada T2P 5L3
Telephone +1 (403) 509 7500
Facsimile +1 (403) 781 1825

May 5, 2006
(except as to note 16, which is as of August 28, 2006)

Auditors' Report

To the Shareholders of
Neuwest Equipment Rentals Inc.

We have audited the balance sheets of **Neuwest Equipment Rentals Inc.** as at October 31, 2005 and 2004 and the statements of earnings (loss) and retained earnings (deficit) and cash flows for each of the years in the three-year period ended October 31, 2005. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with Canadian generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these financial statements present fairly, in all material respects, the financial position of the Company as at October 31, 2005 and 2004 and the results of its operations and its cash flows for each of the years in the three-year period ended October 31, 2005 in accordance with Canadian generally accepted accounting principles.

PricewaterhouseCoopers LLP

Chartered Accountants

Calgary, Alberta

Neuwest Equipment Rentals Inc.

Balance Sheets

	April 30,	October 31,	
	2006	2005	2004
	$	$	$
	(Unaudited)		
Assets			
Current assets			
Cash	375,573	167,772	29,160
Accounts receivable	1,424,733	777,879	127,219
Prepaid expenses and deposits	32,285	250	-
	1,832,591	945,901	156,379
Property and equipment (note 3)	2,444,996	1,176,552	37,500
Deposit in trust (note 4)	250,000	250,000	-
Interest receivable	14,930	8,680	-
Future income taxes (note 12)	69,481	28,901	-
	4,611,998	2,410,034	193,879
Liabilities			
Current liabilities			
Accounts payable and accrued liabilities	34,023	435	3,012
Income taxes payable	219,374	63,360	22,635
Current portion of long-term debt (note 5)	9,678	23,439	-
Current portion of capital lease obligations (note 6)	408,044	244,832	-
Shareholder advances (note 7)	528,870	403,870	37,050
Due to employee profit sharing plan (note 8)	375,000	375,000	-
	1,574,989	1,110,936	62,697
Long-term debt (note 5)	11,613	17,580	-
Capital lease obligations (note 6)	1,894,226	930,312	-
	3,480,828	2,058,828	62,697
Shareholders' Equity			
Share capital (note 9)	500	500	500
Retained earnings	1,130,670	350,706	130,682
	1,131,170	351,206	131,182
	4,611,998	2,410,034	193,879

Basis of presentation (note 1)

Commitments (note 10)

Approved by the Board of Directors

Approved on behalf of Petrowest Energy Services Trust by Petrowest Energy Services General Partner Ltd., as Administrator

(signed) "*Kenneth N. Drysdale*"
Director

(signed) "*D. Hugh Gillard*"
Director

Neuwest Equipment Rentals Inc.

Statements of Earnings (Loss) and Retained Earnings (Deficit)

	Three months ended April 30,		Six months ended April 30,		Years ended October 31,		
	2006 $ (Unaudited)	2005 $ (Unaudited)	2006 $ (Unaudited)	2005 $ (Unaudited)	2005 $	2004 $	2003 $
Revenue from leases	1,467,502	387,747	2,625,592	786,872	2,070,456	1,376,210	425,560
Revenue from sale of leased equipment	-	-	-	11,061	11,061	-	-
	1,467,502	387,747	2,625,592	797,933	2,081,517	1,376,210	425,560
Expenses							
Cost of rentals	701,633	232,552	1,187,847	425,743	1,088,488	936,885	401,599
Administration	113,884	39,695	175,352	63,791	167,802	266,398	26,897
Amortization	144,337	1,951	287,454	3,956	202,603	6,720	6,065
Interest on debt	16,516	-	51,332	12	1,821	497	139
Employee profit sharing plan expense	-	-	-	-	375,000	-	-
	976,370	274,198	1,701,985	493,502	1,835,714	1,210,500	434,700
	491,132	113,549	923,607	304,431	245,803	165,710	(9,140)
Other income							
Interest revenue	2,083	2,604	6,250	2,604	8,680	11	-
Earnings (loss) before income taxes	493,215	116,153	929,857	307,035	254,483	165,721	(9,140)
Income tax expense (note 12)	79,506	18,910	149,893	49,985	34,459	22,635	-
Net earnings (loss) for the period	413,709	97,243	779,964	257,050	220,024	143,086	(9,140)
Retained earnings (deficit) – Beginning of period	716,961	290,489	350,706	130,682	130,682	(12,404)	(3,264)
Retained earnings (deficit) – End of period	1,130,670	387,732	1,130,670	387,732	350,706	130,682	(12,404)

Basis of presentation (note 1)

Neuwest Equipment Rentals Inc.

Statements of Cash Flows

	Three months ended April 30,		Six months ended April 30,		Years ended October 31,		
	2006 $ (Unaudited)	2005 $ (Unaudited)	2006 $ (Unaudited)	2005 $ (Unaudited)	2005 $	2004 $	2003 $
Cash provided by (used in)							
Operating activities							
Net earnings (loss) for the period	413,709	97,253	779,964	257,050	220,024	143,086	(9,140)
Items not affecting cash							
Amortization	144,337	1,951	287,454	3,956	202,603	6,720	6,065
Gain on sale of rental equipment	-	-	-	(11,061)	(11,061)	-	-
Future income tax expense (recovery)	(7,558)	-	(40,580)	-	(28,901)	-	-
	550,488	99,204	1,026,838	249,945	382,665	149,806	(3,075)
Changes in non-cash working capital							
Accounts receivable	(247,263)	(35,161)	(646,854)	(149,417)	(650,660)	(96,513)	5,905
Income taxes payable	99,366	(3,735)	156,014	27,350	40,725	22,635	-
Prepaid expenses and deposits	20,851	4,460	(32,035)	(10,407)	(250)	-	-
Accounts payable and accrued liabilities	(29,674)	7,933	33,588	4,892	(2,577)	(6,424)	8,436
Interest receivable	(2,083)	(2,604)	(6,250)	(2,604)	(8,680)	-	-
	391,685	70,097	531,301	119,759	(238,777)	69,504	11,266
Financing activities							
Repayments of long-term debt and capital lease obligations	(128,778)	-	(257,327)	-	(88,504)	-	-
Advances from (to) shareholder	-	-	125,000	366,820	366,820	(37,450)	-
Receipt of employee profit sharing plan loan	-	-	-	-	375,000	-	-
	(128,778)	-	(132,327)	366,820	653,316	(37,450)	-
Investing activities							
Purchases of property and equipment	-	(5,250)	(191,173)	(5,250)	(44,427)	(18,550)	-
Proceeds on disposal of property and equipment	-	-	-	18,500	18,500	-	
Deposits in trust	-	-	-	(250,000)	(250,000)	-	-
	-	(5,250)	(191,173)	(236,750)	(275,927)	(18,550)	-
Increase (decrease) in cash	262,907	64,847	207,801	249,829	138,612	13,504	11,266
Cash – Beginning of period	112,666	214,142	167,772	29,160	29,160	15,656	4,390
Cash – End of period	375,573	278,989	375,573	278,989	167,772	29,160	15,656
Supplementary cash flow information							
Interest paid	16,516	-	51,372	12	1,821	497	139
Income taxes	-	-	-	-	22,635	-	-
Non-cash investing and financing activities							
Acquisition of capital assets through capital lease obligations and long-term debt	-	-	1,364,725	-	1,304,667	-	-

1 Nature of operations and basis of presentation

Neuwest Equipment Rentals Inc. (the "Company") is incorporated under the laws of the Province of Nova Scotia. Its principal business activity is heavy equipment rentals.

These financial statements are prepared on the going concern basis, which assumes that the Company will be able to realize its assets and discharge its liabilities in the normal course of business for the foreseeable future. The Company expects to continue normal operations with continued shareholder support, the company receiving future financing and the Company renting equipment to the related party as described in note 13. The outcome of these events is uncertain at this time. These financial statements do not include any adjustments to the amounts and classification of assets and liabilities that may be necessary should the Company be unable to continue as a going concern. These adjustments may be material.

2 Summary of significant accounting policies

These financial statements are stated in Canadian dollars and have been prepared in accordance with Canadian generally accepted accounting principles.

Cash and cash equivalent

Included in cash and cash equivalents are bank overdrafts.

Revenue recognition

Revenue is recognized over the rental period and when collection is reasonably assured.

Property and equipment

Property and equipment are initially recorded at cost. Amortization is provided using the declining balance method at rates intended to amortize the cost of assets over their estimated useful lives.

Containers	30%
Furniture	20%
Heavy rental equipment	30%
Rental equipment	20%
Vehicle equipment	30%

Management assesses the carrying amount of property and equipment for impairment when facts and circumstances indicate a potential impairment. If it is determined that the estimated net recoverable amount is less than the net carrying amount, a write-down to the asset's fair value is recognized during the period.

Future income taxes

The Company uses the liability method of tax allocation in accounting for income taxes. Under this method, future tax assets and liabilities are determined based on temporary differences between the financial reporting and tax bases of assets and liabilities, and measured using the substantially enacted tax rates and laws that will be in effect when the temporary differences are expected to reverse.

Measurement uncertainty

The preparation of financial statements in conformity with Canadian generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the period. Such estimates include providing amortization of property and equipment, recoverability of accounts receivable and the going concern assumption. Actual results could differ from these estimates.

3 Property and equipment

			April 30, 2006
	Cost **$**	**Accumulated amortization** **$**	**Net** **$** (Unaudited)
Containers	5,250	1,460	3,790
Furniture	10,848	603	10,245
Heavy rental equipment under capital lease	2,769,452	464,108	2,305,344
Rental equipment	135,077	33,510	101,567
Vehicle equipment	26,000	1,950	24,050
	2,946,627	501,631	2,444,996

			October 31, 2005
	Cost **$**	**Accumulated amortization** **$**	**Net** **$**
Containers	5,250	788	4,462
Furniture	448	45	403
Heavy rental equipment under capital lease	1,263,259	189,578	1,073,681
Rental equipment	119,507	21,501	98,006
	1,388,464	211,912	1,176,552

	October 31, 2004		
	Cost $	Accumulated amortization $	Net $
Rental equipment	53,719	16,219	37,500

4 Deposit in trust

The Company was required to place $250,000 in trust to a vendor in order to obtain leases. The deposit will earn interest at the prime rate for 36 months.

5 Long-term debt

During the year, the Company purchased equipment through a twenty-four month loan at an interest rate of 7.5%. Future amounts repayable are as follows:

	$
2006	9,678
2007	11,613
	21,291

The Company currently has a demand operating loan available to the amount of $105,000 at the bank's prime lending rate plus 1.50%. As at October 31, 2005, the Company had not drawn on this credit facility.

6 Capital lease obligations

	April 30,	October 31,	
	2006 $ (Unaudited)	2005 $	2004 $
Obligations are repayable in 48 monthly blended payments ranging from $3,234 to $5,435 plus a lump sum payment ranging from $42,000 to $54,222 on either October 31, 2005 or December 31, 2005. Interest rates range from 6.20% to 6.70%.	1,195,491	440,014	-
Obligations are repayable in 48 to 60 monthly blended payments ranging from $5,574 to $8,081 plus a lump sum payment of $258,386 on October 31, 2009, and a lump sum payment of $137,629 on December 31, 2010. Interest rates range from 5.90% to 6.50%.	1,106,779	735,130	-
	2,302,270	1,175,144	-
Less: Current portion	(408,044)	(244,832)	-
	1,894,226	930,312	-

Future amounts repayable as at October 31, 2005 are as follows:

	$
2006	260,746
2007	194,499
2008	207,215
2009	450,757
2010	138,312
	1,251,529
Less: Imputed interest	(76,385)
	1,175,144

The two shareholders have placed personal guarantees to the amount of $1,136,250 (unaudited) (December 31, 2005 – $350,000; 2004 – $nil) each. The leases obligations security is provided by the related leased assets.

7 Shareholder advances

The amounts due to the shareholder are unsecured, interest free and repayable on demand.

8 Employee profit sharing plan

During 2005, the Company established a formal employee profit sharing plan, whereby accumulated undistributed profits of Neuwest Equipment Rentals Inc. and companies owned by the shareholders may be distributed to a trust. For the fiscal year of 2005, there was a distribution of profits of $375,000 under this plan (2004 – $nil), which was then loaned back to the Company with no set repayment terms. In the first half of 2006, a payment of $nil was distributed under the plan.

9 Share capital

Authorized
500 voting common shares
40,000 voting preferred shares

Issued and outstanding

	April 30,		October 31,
	2006	**2005**	**2004**
	$	**$**	**$**
	(Unaudited)		
500 common shares	500	500	500

10 Commitments

The future maximum operating lease payments as at October 31, 2005 over the next five years for equipment are as follows:

	$
2006	933,618
2007	768,408
2008	768,408
2009	655,357
2010	162,841
	3,288,632

Shareholders placed personal guarantees to the amount of $2,095,044 (2005 –$117,175), in order to obtain the equipment under the operating lease agreements with various vendors.

11 Financial instruments

Fair value

The carrying value of cash, accounts receivable, interest receivable and accounts payable and accrued liabilities approximate their fair value due to the relatively short period to maturity of the instruments. The fair value of shareholder advance and due to employee profit sharing plan is not practicably determinable since it does not have any specified terms. The fair value of long-term debt, capital lease obligations and deposit in trust approximates carrying value as the interest rates applicable to these loans approximate market rates.

Credit risk

The Company is exposed to credit risk on the accounts receivable from its customers. In order to reduce its credit risk, the Company has adopted credit policies, that include the analysis of the financial position of its customers and the regular review of their credit limits.

As at April 30, 2006, 92% (unaudited) (October 31, 2005 – 81%; October 31, 2004 – 73%) of the accounts receivable of the Company were from three customers.

Interest rate risk

The Company is exposed to interest rate price risk in respect of its capital leases and long-term debt, which bear fixed rates of interest.

12 Income taxes

The income tax provision recorded differs from the income tax obtained by applying the statutory income tax rate as follows:

	Three months ended April 30,		Six months ended April 30,		Years ended October 31,		
	2006 $ (Unaudited)	2005 $ (Unaudited)	2006 $ (Unaudited)	2005 $ (Unaudited)	2005 $	2004 $	2003 $
Earnings (loss) before income taxes	493,215	116,153	929,857	307,035	254,483	165,721	(9,140)
Combined statutory rate	16.12%	16.28%	16.12%	16.28%	16.12%	16.53%	17.33%
Calculated expected income taxes	79,506	18,910	149,893	49,985	41,023	27,394	(1,584)
Increase (decrease):							
Non-deductible	-	-	-	-	941	-	-
Rate change	-	-	-	-	(7,505)	(4,759)	1,584
	79,506	18,910	149,893	49,985	34,459	22,635	-
Represented by							
Current provision	87,064	18,910	190,473	49,985	63,360	22,635	-
Future tax recovery	(7,558)	-	(40,580)	-	(28,901)	-	-
	79,506	18,910	149,893	49,985	34,459	22,635	-

The component of future income taxes is as follows:

	April 30,	October 31,	
	2006 $ (Unaudited)	2005 $	2004 $
Tax basis of property and equipment in excess of carrying value	69,481	28,901	-

13 Related party disclosure

The Company entered into a number of related party transactions with companies controlled by the shareholders or companies controlled by family members of the shareholders, which were a part of the normal course of operations. Such transactions included revenues of $nil for the interim period ending April 30, 2006 (unaudited) (years ending October 31, 2005 – $951,082; 2004 – $1,247,666; 2003 – $394,899). For the interim period of April 30, 2006 there were no related party revenues earned. See note 15 for further details.

The Company also entered into incurred consulting fees with a related party for the amount of $58,166 and $36,000 for the six month period ending April 30, 2006 and 2005 respectively (unaudited) (years ending October 31, 2005 – $96,000; 2004 – $186,291; 2003 – $nil).

As at October 31, 2005, outstanding accounts receivables from related parties amounted to $288,424 (2004 – $27,147). No amounts are outstanding at April 30, 2006.

All related party transactions have been recorded at the exchange amount.

14 Segmented information

In the opinion of management, the Company has only one business segment, which is the business of equipment rentals and sales in Canada.

15 Economic dependence

During the six-month period ended April 30, 2006, 94% (April 30, 2005 – 89%) (unaudited) (year ended October 31, 2005 – 86% (each customer at 46%, 21% and 19%); October 31, 2004 – 94% (each customer at 54%, 37% and 3%)) of the Company's sales were to three customers. For the year ended October 31, 2003 revenue from one customer totalled 93%. A portion of these sales were to related parties (note 13).

16 Subsequent events

Initial public offering

On August 28, 2006, Petrowest Energy Services Trust (the "Trust") filed a prospectus relating to the initial public offering of up to 14 million trust units for $10 per unit (the "Offering"). Costs of the Offering are estimated to be $2.0 million, and fees payable to the underwriters are estimated to be $8.4 million, resulting in net proceeds of $129.6 million.

The Trust, through a subsidiary, acquired 100% of the shares of the Company and all outstanding shareholder loans for $4,153,405 and 623,010 Trust units at a deemed price of $10 per unit. The cash payment will be adjusted post-closing for changes in working capital, long-term debt and shareholder loans to the date of closing.

Northern Tractor Sales and Rental

Combined Financial Statements
March 31, 2006
September 30, 2005 and 2004



PricewaterhouseCoopers LLP
Chartered Accountants
111 5th Avenue SW, Suite 3100
Calgary, Alberta
Canada T2P 5L3
Telephone +1 (403) 509 7500
Facsimile +1 (403) 781 1825

May 5, 2006
(except for note 15, which is as at August 28, 2006)

Auditors' Report

To the Shareholders of
Fitzpatrick Co. Ltd. and Northern Tractor Sales and Rental Co. Ltd.

We have audited the combined balance sheets of **Northern Tractor Sales and Rental** as at September 30, 2005 and 2004, and the combined statements of earnings and retained earnings and cash flows for each of the years in the three-year period ended September 30, 2005. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these combined financial statements based on our audits.

We conducted our audits in accordance with Canadian generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these combined financial statements present fairly, in all material respects, the financial position of the Company as at September 30, 2005 and 2004, and the results of its operations and its cash flows for each of the years in the three-year period ended September 30, 2005 in accordance with Canadian generally accepted accounting principles.

PricewaterhouseCoopers LLP

Chartered Accountants

Calgary, Alberta

Northern Tractor Sales and Rental

Combined Balance Sheets

	March 31,		September 30,
	2006 $ (Unaudited)	2005 $	2004 $
Assets			
Current assets			
Cash	2,600,489	501,179	581,783
Accounts receivable	1,844,782	1,109,786	827,942
Inventory	52,000	52,000	-
Prepaid expenses and deposits	16,437	16,437	-
	4,513,708	1,679,402	1,409,725
Property and equipment (note 3)	16,861,836	14,771,338	10,053,548
Investments (note 4)	19,744	19,847	19,946
Due from related party (note 5)	2,380,849	3,437,608	1,880,000
	23,776,137	19,908,195	13,363,219
Liabilities			
Current liabilities			
Bank indebtedness (note 6)	7,541,000	8,029,412	5,034,172
Accounts payable and accrued liabilities	761,016	762,157	457,737
Income taxes payable	129,834	153,996	102,808
Shareholder advances (note 9)	335,156	354,889	437,974
Current portion of long-term debt (note 7)	44,391	43,243	50,000
Current portion of capital lease obligation (note 8)	1,800,564	603,982	-
Accrued management bonus	2,000,000	-	-
Liability component of preferred shares (note 10)	999,998	999,998	999,998
	13,611,959	10,947,677	7,082,689
Long-term debt (note 7)	796,354	825,741	338,899
Capital lease obligations (note 8)	1,736,389	954,804	-
Future income taxes (note 11)	972,116	899,340	779,539
	17,116,818	13,627,562	8,201,127
Shareholders' Equity			
Share capital (note 10)	161,077	161,077	161,077
Retained earnings	6,498,242	6,119,556	5,001,015
	6,659,319	6,280,633	5,162,092
	23,776,137	19,908,195	13,363,219

Basis of presentation (note 1)
Contingency (note 13)

Approved on behalf of Petrowest Energy Services Trust by Petrowest Energy Services General Partner Ltd., as Administrator

(signed) "*Kenneth N. Drysdale*"
Director

(signed) "*D. Hugh Gillard*"
Director

Northern Tractor Sales and Rental

Combined Statements of Earnings and Retained Earnings

	Three months ended March 31,		Six months ended March 31		Years ended September 30,		
	2006 $ (Unaudited)	2005 $ (Unaudited)	2006 $ (Unaudited)	2005 $ (Unaudited)	2005 $	2004 $	2003 $
Revenue from rentals	2,075,248	1,193,439	4,288,338	2,895,186	5,983,777	5,037,760	4,915,040
Gain on disposal of rental equipment	515,644	160,069	814,227	261,160	448,991	327,963	293,838
	2,590,892	1,353,508	5,102,565	3,156,346	6,432,768	5,365,723	5,208,878
Direct expenses							
Operating and administrative	637,121	439,256	1,288,423	793,072	2,470,359	2,214,124	2,103,708
Amortization	563,546	425,595	1,130,507	837,242	1,859,736	1,736,118	1,626,524
Interest – current	106,268	-	106,268	-	293,516	231,094	15,846
Interest on long-term debt and capital lease obligation	33,186	70,902	168,116	127,050	36,571	20,162	203,715
Management bonus	1,000,000	171,825	2,000,000	331,869	456,500	217,000	379,500
	2,340,121	1,107,578	4,693,314	2,089,233	5,116,682	4,418,498	4,329,293
	250,771	245,930	409,251	1,067,113	1,316,086	947,225	879,585
Other revenue (expense)							
Interest income	27,048	5,063	42,211	11,508	22,645	4,695	55,566
Write down of investments	-	-	-	-	-	-	(100,206)
Earnings before income taxes	277,819	250,993	451,462	1,078,621	1,338,731	951,920	834,945
Income tax expense (note 11)	44,784	40,661	72,776	174,737	220,190	167,611	146,583
Net earnings for the period	233,035	210,332	378,686	903,884	1,118,541	784,309	688,362
Retained earnings – Beginning of period	6,265,207	5,694,567	6,119,556	5,001,015	5,001,015	5,105,006	4,416,644
Dividends	-	-	-	-	-	(888,300)	-
Retained earnings – End of period	6,498,242	5,904,899	6,498,242	5,904,899	6,119,556	5,001,015	5,105,006

Basis of presentation (note 1)

Northern Tractor Sales and Rental

Combined Statements of Cash Flows

	Three months ended March 31,		Six months ended March 31,		Years ended September 30,		
	2006 $ (Unaudited)	2005 $ (Unaudited)	2006 $ (Unaudited)	2005 $ (Unaudited)	2005 $	2004 $	2003 $
Cash provided by (used in)							
Operating activities							
Net earnings for the period	233,035	210,332	378,686	903,884	1,118,541	784,309	688,362
Items not affecting cash							
Amortization	563,546	425,595	1,130,507	837,242	1,859,736	1,736,118	1,626,524
Write-down of investments	-	-	-	-	-	-	100,206
Gain on disposal of rental equipment	(515,644)	(160,069)	(814,227)	(261,160)	(448,991)	(327,963)	(293,838)
Future income taxes	44,784	25,931	72,776	162,109	119,801	19,197	140,398
	325,721	501,789	767,742	1,642,075	2,649,087	2,211,661	2,261,652
Changes in working capital							
Accounts receivable	(413,183)	(149,638)	(734,996)	(353,919)	(281,844)	75,639	(195,092)
Prepaid expenses and deposits	-	3,677	-	(8,580)	(16,437)	62,501	(27,301)
Inventory	-	-	-	-	(52,000)	-	-
Accounts payable and accrued liabilities	148,121	(92,484)	(1,141)	(65,507)	304,420	(256,644)	449,411
Income taxes payable	(24,039)	73,565	(24,162)	(36,892)	51,188	123,256	17,772
Accrued management bonus	1,000,000	-	2,000,000	-	-	-	-
	1,036,620	336,909	2,007,443	1,177,177	2,654,414	2,216,413	2,506,442
Financing activities							
Proceeds from long-term debt	-	-	-	-	875,700	600,000	-
Repayments of long-term debt	(17,639)	(8,044)	(28,239)	(14,492)	(395,615)	(211,101)	(3,482)
Repayment of capital lease obligations	(791,538)	-	(992,854)	-	(527,500)	-	-
Advances from shareholder	-	-	(19,733)	-	-	437,974	-
Repayment of advances from shareholder	(13,385)	(29,163)	-	(69,993)	(83,085)	-	(781,877)
Dividends paid	-	-	-	-	-	(888,300)	-
Bank indebtedness	(308,966)	1,218,545	(488,412)	616,328	2,995,240	(13,632)	808,318
Due to related company	1,049,303	(286,550)	1,056,759	(986,550)	(1,557,608)	(1,330,000)	(550,000)
	(82,225)	894,788	(472,479)	(454,707)	1,307,132	(1,405,059)	(527,041)
Investing activities							
Purchases of property and equipment	(1,772,729)	(1,369,198)	(1,772,729)	(1,455,709)	(5,679,840)	(2,154,030)	(4,370,601)
Proceeds on disposal of property and equipment	691,100	367,400	2,336,972	808,600	1,637,591	1,924,459	2,391,200
Investment proceeds	103	-	103	-	99	-	-
	(1,081,526)	(1,001,798)	564,346	(647,109)	(4,042,150)	(229,571)	(1,979,401)
Increase (decrease) in cash	(127,131)	229,899	2,099,310	75,361	(80,604)	581,783	-
Cash – Beginning of period	2,727,620	427,245	501,179	581,783	581,783	-	-
Cash – End of period	2,600,489	657,144	2,600,489	657,144	501,179	581,783	-
Supplementary information							
Interest paid	136,916	57,361	142,165	72,749	322,092	257,735	214,046
Income taxes paid (recovered)	24,039	(26,700)	24,059	49,519	49,520	25,159	(11,587)
Non-cash transactions							
Property and equipment purchased through capital lease	-	-	2,810,338	-	1,949,800	-	-

1 Nature of business

Fitzpatrick Co. Ltd. and Northern Tractor Sales & Rental Co. Ltd. (collectively the "Company" and "Northern Tractor Sales and Rental") are privately owned and were incorporated under the Business Corporations Act of the Province of Alberta. The Company provides heavy equipment rentals in northern Alberta and north eastern British Columbia. These financial statements are prepared on a combined basis as they are under common control and managed by a common owner. The combined balances are presented after elimination of intercompany transactions and balances.

These combined financial statements are prepared on a going concern basis, which assumes that the Company will be able to realize its assets and discharge its liabilities in the normal course of business for the foreseeable future. The Company expects to continue normal operations with continued shareholder support and assuming the bank indebtedness not being demanded by the lender, the company receiving future financing. The lender demanding repayment may result in the Company selling property and equipment to settle the debt, which would alter current operations. The lender has not presently indicated any intention to demand repayment. The outcome of these events is uncertain at this time. These combined financial statements do not include any adjustments to the amounts and classification of assets and liabilities that may be necessary should the Company be unable to continue as a going concern. These adjustments may be material.

The Company's business is considered to have some seasonality, with peak levels generally in the first and fourth calendar year quarters.

2 Summary of significant accounting policies

The combined financial statements are stated in Canadian dollars and have been prepared in accordance with Canadian generally accepted accounting principles.

Inventory

Parts inventory is valued at the lower of cost and net realizable value. Cost is determined by the first-in first-out method.

Investments

Investments are portfolio investments recorded at cost, less any provisions for other than temporary impairment.

Property and equipment

Property and equipment are initially recorded at cost. Amortization is provided using methods and rates intended to amortize the cost of the assets over their estimated useful lives.

Buildings	4-5%	declining balance
Automotive	30%	declining balance
Contractors moveable rental equipment	8 years	straight-line
Equipment	20%	declining balance
Fences	10%	declining balance
Furniture and fixtures	20%	declining balance
Leasehold improvements	5 years	straight-line

Management assesses the carrying amount of property and equipment for impairment when facts and circumstances indicate a potential impairment. If it is determined that the estimated net recoverable amount is less than the net carrying amount, a writedown to the asset's fair value is recognized during the period.

Future income taxes

The Company uses the liability method of tax allocation in accounting for income taxes. Under this method, future tax assets and liabilities are determined based on temporary differences between the financial reporting and tax bases of assets and liabilities, and are measured using the substantively enacted tax rates and laws that will be effect when the temporary differences are expected to reverse.

Measurement uncertainty

The preparation of combined financial statements in conformity with Canadian generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amount of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the combined financial statements and the reported amounts of revenues and expenses during the period. Such estimates include providing amortization of property and equipment and recoverability of accounts receivable. Actual results could differ from these estimates.

Revenue recognition

Merchandise is rented to customers pursuant to rental agreements, which provide for weekly or monthly rental terms with non-refundable rental payments. The rental agreements may be terminated at any time by the customer without further obligation or cost upon return of the merchandise. Revenue from rental agreements is recognized over the rental period as services are provided.

3 Property and equipment

			March 31, 2006
	Cost $	Accumulated amortization $	Net $ (Unaudited)
Land	430,073	-	430,073
Buildings	700,702	212,491	488,211
Automotive	728,018	508,437	219,581
Contractors moveable rental equipment	19,306,383	3,698,450	15,607,933
Equipment	60,172	19,579	40,593
Fences	44,791	25,100	19,691
Furniture and fixtures	21,125	12,242	8,883
Leasehold improvements	58,589	11,718	46,871
	21,349,853	4,488,017	16,861,836

			September 30, 2005
	Cost $	Accumulated amortization $	Net $
Land	430,073	-	430,073
Buildings	700,702	202,295	498,407
Automotive	728,018	469,688	258,330
Contractors moveable rental equipment	18,151,917	4,688,696	13,463,221
Equipment	53,422	15,443	37,979
Fences	44,791	24,063	20,728
Furniture and fixtures	21,125	11,255	9,870
Leasehold improvements	58,589	5,859	52,730
	20,188,637	5,417,299	14,771,338

	September 30, 2004		
	Cost $	Accumulated amortization $	Net $
Land	430,073	-	430,073
Buildings	700,702	181,027	519,675
Automotive	493,123	358,974	134,149
Contractors moveable rental equipment	13,627,845	4,695,735	8,932,110
Equipment	13,330	5,946	7,384
Fences	44,791	21,760	23,031
Furniture and fixtures	15,913	8,787	7,126
	15,325,777	5,272,229	10,053,548

Capital leases

Included in property and equipment as at March 31, 2006 are assets under capital leases with a cost of $2,810,338 (unaudited) (September 30, 2005 $1,949,800) and accumulated amortization of $130,867 (unaudited) (September 30, 2005 – $38,996). No capital leases existed as at September 30, 2004.

4 Investments

Investments in other companies are as follows:

	March 31,	September 30,	
	2006 $ (Unaudited)	2005 $	2004 $
UFA Co-op -- patronage equity	19,644	19,747	19,846
Canadian Heli Drilling Inc. – non-voting shares	100	100	100
	19,744	19,847	19,946

5 Due from related party

The Company is related through common ownership. The amount is unsecured, bears no interest and has no fixed terms of repayment.

6 Bank indebtedness

Bank indebtedness includes a demand bank loan facility, bearing interest at prime plus 0.50% with minimum interest payments payable, and $150,000 monthly instalments. Security is provided by a general security agreement, a collateral mortgage in the amount of $500,000, guarantee and postponement of claim in the amount of $400,000 signed by the shareholder, and a guarantee and postponement of claim in the amount of $500,000 signed by Northern Tractor Sales & Rentals Co. Ltd.

The demand loan is limited to 75% (2004 – 60%) of the net book value of saleable assets up to $10,000,000. Any and all overdue payments are subject to interest at prime plus 5% per annum.

7 Long-term debt

	March 31,	September 30,	
	2006 $ (Unaudited)	2005 $	2004 $
Mortgage payable, repayable in monthly instalments of $5,550, including interest at prime plus 0.5%, security is provided by a general security agreement covering all present and after acquired property, $400,000 guarantee and postponement of claim of the shareholder, and $500,000 mortgage on specific land with a net book value of $430,073.	-	-	388,899
Mortgage payable, repayable in monthly instalments of $7,319, including interest at prime plus 1.0%, security is provided by a registered first mortgage on specific land with a net book value of $430,073, a guarantee and postponement of claim by the shareholder of $437,850 and matures July 2010.	840,745	868,984	-
	840,745	868,984	388,899
Less: Current portion	(44,391)	(43,243)	(50,000)
	796,354	825,741	338,899

Principal repayments on long-term debt as at September 30, 2005 are estimated as follows:

	$
2006	43,243
2007	45,569
2008	48,019
2009	50,602
2010	681,551
	868,984

8 Capital lease obligations

	March 31,	September 30,	
	2006 $ (Unaudited)	2005 $	2004 $
Capital lease obligations, repayable in combined monthly instalments of $49,713, including interest at 1.25%, security is provided by specific contractor's moveable equipment with a combined net book value of $1,910,804 and matures at various dates to September 2008.	3,536,953	1,558,786	-
Less: Current portion	(1,800,564)	(603,982)	-
	1,736,389	954,804	-

Principal repayments on capital leases as at September 30, 2005 are estimated as follows:

	$
2006	619,883
2007	602,829
2008	386,441
	1,609,153
Less: Imputed interest	(50,367)
	1,558,786

9 Shareholder advances

Amounts owing to the shareholder are unsecured, non-interest bearing and due on demand.

10 Share capital

Fitzpatrick Co. Ltd.

Authorized

Unlimited number of Class A, voting, common shares

Unlimited number of Class B, non-voting, common shares

Unlimited number of Class C, preferred shares voting, redeemable by the Company, retractable by the holder

Unlimited number of Class D, preferred shares, non-voting, redeemable by the Company, retractable by the holder

Issued

	Number of shares	Aggregate redemption $	March 31, 2006 $ (Unaudited)	September 30, 2005 $	September 30, 2004 $
940 Class A common shares	940	-	160,975	160,975	160,975
1,000 Class D preferred shares	1,000	999,998	2	2	2
	1,940	999,998	160,977	160,977	160,977

These preferred shares are retractable at the option of the holder for $999,998 and are therefore classified as a liability.

Northern Tractor Sales and Rental Co. Ltd.

Authorized

Unlimited number of Class A and B voting common shares
Unlimited number of Class C and D non-cumulative, non-voting preferred shares
Unlimited number of Class E non-cumulative, non-voting redeemable preferred shares

Issued

	March 31, 2006 $ (Unaudited)	September 30, 2005 $	September 30, 2004 $
Class A common shares	100	100	100

11 Income taxes

The income tax provision recorded differs from the income tax obtained by applying the statutory income tax rates to the income for the year and is reconciled as follows:

	Three months ended March 31, 2006 $ (Unaudited)	Three months ended March 31, 2005 $ (Unaudited)	Six months ended March 31, 2006 $ (Unaudited)	Six months ended March 31, 2005 $ (Unaudited)	Years ended September 30, 2005 $	Years ended September 30, 2004 $	Years ended September 30, 2003 $
Earnings before income taxes	277,819	250,993	451,462	1,078,621	1,338,731	951,920	834,945
Combined statutory rates	16.12%	16.20%	16.12%	16.20%	16.12%	16.70%	17.41%
Calculated expected income taxes	44,784	40,661	72,776	174,737	215,803	158,971	145,364
Increase (decrease)							
Non-deductible expenses	-	-	-	-	916	1,500	1,420
Other	-	-	-	-	3,471	7,140	(201)
	44,784	40,661	72,776	174,737	220,190	167,611	146,583

	Three months ended March 31,		Six months ended March 31,		Years ended September 30,		
	2006 $ (Unaudited)	2005 $ (Unaudited)	2006 $ (Unaudited)	2005 $ (Unaudited)	2005 $	2004 $	2003 $
Represented by							
Current tax provision	-	14,730	-	12,628	100,389	148,414	6,185
Future tax provision	44,784	25,931	72,776	162,109	119,801	19,197	140,398
	44,784	40,661	72,776	174,737	220,190	167,611	146,583

The component of future income tax liability is as follows:

	March 31,	September 30,	
	2006 $ (Unaudited)	2005 $	2004 $
Carrying value of buildings and equipment in excess of tax basis	972,116	899,340	779,539

12 Financial instruments

Fair value

The carrying value of cash, accounts receivable, bank indebtedness, accounts payable and accrued liabilities and accrued management remuneration approximate their fair value due to the relatively short term to maturity of the instruments and interest rates attached to the instruments. The fair value of the shareholder advances is not practicably determinable.

The fair value of long-term debt and capital lease obligations approximates carrying values as the interest rates approximate market rates.

Credit risk

The Company is exposed to credit risk on the accounts receivable from its customers. In order to reduce its credit risk, the Company has adopted credit policies which include an analysis of the financial position of its customers and the regular review of their credit limits.

During the six-months ended March 31, 2006 23% (unaudited) (March 31, 2005 – 15% (unaudited)); and the year ended September 30 2005 23%, (September 30, 2004 – 38%) of the Company's sales were to three customers. As at March 31, 2006 48% (unaudited) (September 30, 2005 – 33%; 2004 – 38%) of the accounts receivable of the Company were from three customers.

Interest rate risk

The Company is exposed to interest rate price risk in respect of the long-term debt which bears fixed and floating rates of interest.

13 Contingency

The Company has been named as defendant in a lawsuit on behalf of a former employee seeking to recover damages allegedly sustained as a result of a dispute over the employment contract. This lawsuit remains at an early stage, and as litigation is subject to many uncertainties, it is not possible to predict the ultimate outcome of this lawsuit or to estimate the loss, if any, which may result. In the opinion of management, based on the advice and information provided by its legal counsel, final determination of these other litigations will not materially affect the Company's financial position or results of operations.

14 Segmented information

In the opinion of management, the Company has only one business segment, which is the business of heavy equipment rentals and sales.

15 Subsequent event

Initial public offering

On August 28, 2006, Petrowest Energy Services Trust (the "Trust") filed a prospectus relating to the initial public offering of up to 14 million trust units for $10 per unit (the "Offering"). Costs of the Offering are estimated to be $2.0 million and fees payable to the underwriters are estimated to be $8.4 million resulting in net proceeds of $129.6 million.

The Trust, through a subsidiary, acquired 100% of the shares of the Company and all outstanding shareholder loans for $9,498,995 and 1,424,848 Trust units at a deemed price of $10 per unit. The cash payment will be adjusted post-closing for changes in working capital, long-term debt and shareholder loans to the date of closing.

Schedule "B"
Pro Forma Financial Statements

Petrowest Energy Services Trust

Pro Forma Consolidated Financial Statements
(Unaudited)



PricewaterhouseCoopers LLP
Chartered Accountants
111 5th Avenue SW, Suite 3100
Calgary, Alberta
Canada T2P 5L3
Telephone +1 (403) 509 7500
Facsimile +1 (403) 781 1825

August 28, 2006

Compilation Report

To the Directors of
Petrowest Energy Services General Partner Ltd.

We have read the accompanying unaudited pro forma consolidated balance sheet as at May 31, 2006 of **Petrowest Energy Services Trust** (the "Trust") and unaudited pro forma consolidated statement of income for the three-month period ended to May 31, 2006 and twelve-month period ended to December 31, 2005 and have performed the following procedures.

1. Compared the figures in the columns captioned "Petrowest Energy Services Trust" to the audited balance sheet of the Trust as at July 6, 2006 and found them to be in agreement.

2. Compared the figures in the column in the unaudited pro forma combined balance sheet captioned "Northern Tractor Sales and Rental" to the unaudited combined balance sheet of Northern Tractor Sales and Rental Co. Ltd. and Fitzpatrick Co. Ltd. ("Northern Tractor") as at March 31, 2006, compared the figures in the column in the unaudited pro forma consolidated statement of income for the three-month period ended March 31, 2006 captioned "Northern Tractor" to the unaudited combined income statement of Northern Tractor for the three-month period ended March 31, 2006, and compared the figures in the column in the unaudited pro forma consolidated statement of income for the twelve-month period ended December 31, 2005 captioned "Northern Tractor" to the unaudited combined income statement of Northern Tractor for the twelve-month period ended December 31, 2005, constructed for the purpose of preparing the unaudited pro forma consolidated statement of income for the twelve-month period, and found them to be in agreement.

3. Compared the figures in the column in the unaudited pro forma consolidated balance sheet captioned "Neuwest Equipment Rentals Inc." to the unaudited balance sheet of Neuwest Equipment Rentals Inc. ("Neuwest") as at April 30, 2006, compared the figures in the column in the unaudited pro forma consolidated statement of income for the three-month period ended April 30, 2006 captioned "Neuwest" to the unaudited income statement of Neuwest for the three-month period ended April 30, 2006, and compared the figures in the column in the unaudited pro forma consolidated statement of income for the twelve-month period ended October 31, 2005 captioned "Neuwest" to the audited income statement of Neuwest for the twelve-month period ended October 31, 2005 and found them to be in agreement.



4. Compared the figures in the column in the unaudited pro forma consolidated balance sheet captioned "D&D Well Services" to the unaudited combined balance sheet of 404434 Alberta Corporation, 756171 Alberta Corporation and 756169 Alberta Corporation ("D&D") as at March 31, 2006, compared the figures in the column in the unaudited pro forma consolidated statement of income for the three-month period ended March 31, 2006 captioned "D&D" to the unaudited combined income statement of D&D for the three-month period ended March 31, 2006, and compared the figures in the column in the unaudited pro forma consolidated statement of income for the twelve-month period ended December 31, 2005 captioned "D&D" to the audited combined income statement of D&D for the twelve-month period ended December 31, 2005, and found them to be in agreement.

5. Compared the figures in the column in the unaudited pro forma consolidated balance sheet captioned "Roy Larson Construction Ltd." to the unaudited balance sheet of Roy Larson Construction Ltd. ("Roy Larson") as at February 28, 2006, compared the figures in the column in the unaudited pro forma consolidated statement of income for the three-month period ended February 28, 2006 captioned "Roy Larson" to the unaudited income statement of Roy Larson for the three-month period ended February 28, 2006, and compared the figures in the column in the unaudited pro forma consolidated statement of income for the twelve-month period ended November 30, 2005 captioned "Roy Larson" to the unaudited income statement of Roy Larson for the twelve-month period ended November 30, 2005, constructed for the purpose of preparing the unaudited pro forma consolidated statement of income for the twelve-month period, and found them to be in agreement.

6. Compared the figures in the column in the unaudited pro forma consolidated balance sheet captioned "Murtron Hauling" to the unaudited combined balance sheet of Murtron Hauling Ltd. and 815431 Alberta Ltd. ("Murtron") as at April 30, 2006, compared the figures in the column in the unaudited pro forma consolidated statement of income for the three-month period ended April 30, 2006 captioned "Murtron" to the unaudited combined income statement of Murtron for the three-month period ended April 30, 2006, and compared the figures in the column in the unaudited pro forma consolidated statement of income for the twelve-month period ended October 31, 2005 captioned "Murtron" to the audited combined income statement of Murtron for the twelve-month period ended October 31, 2005, and found them to be in agreement.



7. Compared the figures in the column in the unaudited pro forma consolidated balance sheet captioned "Safetymaster Rentals Corp." to the unaudited balance sheet of Safetymaster Rentals Corp. ("Safetymaster") as at May 31, 2006, compared the figures in the column in the unaudited pro forma consolidated statement of income for the three-month period ended May 31, 2006 captioned "Safetymaster" to the unaudited income statement of Safetymaster for the three-month period ended May 31, 2006, and compared the figures in the column in the unaudited pro forma consolidated statement of income for the twelve-month period ended November 30, 2005 captioned "Safetymaster" to the unaudited income statement of Safetymaster for the twelve-month period ended November 30, 2005, constructed for the purpose of preparing the unaudited pro forma consolidated statement of income for the twelve-month period, and found them to be in agreement.

8. Compared the figures in the column in the unaudited pro forma consolidated balance sheet captioned "332691 Alberta Ltd." to the unaudited consolidated balance sheet of Gordon Bros. Construction Ltd. and 332691 Alberta Ltd. ("332691") as at March 31, 2006, compared the figures in the column in the unaudited pro forma consolidated statement of income for the three-month period ended March 31, 2006 captioned "332691" to the unaudited consolidated income statement of 332691 for the three-month period ended March 31, 2006, and compared the figures in the column in the unaudited pro forma consolidated statement of income for the twelve-month period ended December 31, 2005 captioned "332691" to the unaudited consolidated income statement of 332691 for the twelve-month period ended December 31, 2005, constructed for the purpose of preparing the unaudited pro forma consolidated statement of income for the twelve-month period, and found them to be in agreement.

9. Compared the figures in the column in the unaudited pro forma consolidated balance sheet captioned "R. Bee Crushing" to the combined balance sheet of R. Bee Crushing Ltd., Bernet Venture Ltd. and Dal Finn Holding Ltd. ("R. Bee") as at April 30, 2006, compared the figures in the column in the unaudited pro forma consolidated statement of income for the three-month period ended April 30, 2006 captioned "R. Bee" to the unaudited combined income statement of R. Bee for the three-month period ended April 30, 2006, and compared the figures in the column in the unaudited pro forma consolidated statement of income for the twelve-month period ended October 31, 2005 captioned "R. Bee" to the unaudited combined income statement of R. Bee for the twelve-month period ended October 31, 2005, constructed for the purpose of preparing the unaudited pro forma consolidated statement of income for the twelve-month period, and found them to be in agreement.



10. Compared the figures in the column in the unaudited pro forma consolidated balance sheet captioned "310423 Alberta Ltd." to the unaudited combined balance sheet of 310423 Alberta Ltd. ("310423") as at May 31, 2006, compared the figures in the column in the unaudited pro forma consolidated statement of income for the three-month period ended May 31, 2006 captioned "310423" to the unaudited combined income statement of 310423 for the three-month period ended May 31, 2006, and compared the figures in the column in the unaudited pro forma consolidated statement of income for the twelve-month period ended November 30, 2005 captioned "310423" to the unaudited combined income statement of 310423 for the twelve-month period ended November 30, 2005, constructed for the purpose of preparing the unaudited pro forma consolidated statement of income for the twelve-month period, and found them to be in agreement.

11. Made enquiries of certain officials of the Trust who have responsibility for financial and accounting matters about:

    (a) the basis for determination of the unaudited pro forma adjustments; and
    (b) whether the unaudited pro forma consolidated financial statements comply as to form in all material respects with requirements for the various securities commissions and similar regulatory authorities in Canada.

    The officials:

    (a) described to us the basis for determination of the unaudited pro forma adjustments, and
    (b) stated that the unaudited pro forma consolidated financial statements comply as to form in all material respects with the requirements of the various securities commissions and similar regulatory authorities in Canada.

12. Read the notes to the pro forma statements, and found them to be consistent with the basis described to us for determination of the unaudited pro forma adjustments.

13. Recalculated the application of the pro forma adjustments to the aggregate of the amounts in the columns captioned "Petrowest Energy Services Trust", "Northern Tractor Sales and Rental", "Neuwest Equipment Rentals Inc.", "D&D Well Services", "Roy Larson Construction Ltd.", "Murtron Hauling", "Safetymaster Rentals Corp.", "332691 Alberta Ltd.", "R. Bee Crushing" and "310423 Alberta Ltd." as at May 31, 2006 and found the amounts in the column captioned "Pro Forma Consolidated" to be arithmetically correct.



14. Recalculated the application of the pro forma adjustments to the aggregate of the amounts in the columns captioned "Petrowest Energy Services Trust", "Northern Tractor Sales and Rental", "Neuwest Equipment Rentals Inc.", "D&D Well Services", "Roy Larson Construction Ltd.", "Murtron Hauling", "Safetymaster Rentals Corp.", "332691 Alberta Ltd.", "R. Bee Crushing" and "310423 Alberta Ltd." for the three-month periods ended February 28, 2006 to May 31, 2006 and for the twelve-months periods ended October 31, 2005 to December 31, 2005, and found the amounts in the column captioned "Pro Forma Consolidated" to be arithmetically correct.

A pro forma financial statement is based on management assumptions and adjustments which are inherently subjective. The foregoing procedures are substantially less than either an audit or a review, the objective of which is the expression of assurance with respect to management's assumptions, the pro forma adjustments, and the application of the adjustments to the historical financial information. Accordingly, we express no such assurance. The foregoing procedures would not necessarily reveal matters of significance to the pro forma financial statements, and we therefore make no representation about the sufficiency of the procedures for the purposes of a reader of such statements.

PricewaterhouseCoopers LLP

Chartered Accountants

Calgary, Alberta

Petrowest Energy Services Trust

Pro Forma Consolidated Balance Sheet as at May 31, 2006
(Unaudited)

	Petrowest Energy Services Trust July 6, 2006 $	Northern Tractor Sales and Rental March 31, 2006 $	Neuwest Equipment Rentals Inc. April 30, 2006 $	D&D Well Services March 31, 2006 $	Roy Larson Construction Ltd. February 28, 2006, $	Murtron Hauling April 30, 2006 $	Safety-master Rentals Corp. May 31, 2006 $	332691 Alberta Ltd. March 31, 2006 $	R. Bee Crushing April 30, 2006 $	310423 Alberta Ltd. May 31, 2006 $	Total $	Pro forma Adjustments $	Note	Pro Forma Consolidated $
Assets														
Current assets														
Cash	1,510,010	2,600,489	375,573	3,181,550	856,422	93,817	18,420	365,596	889,724	621,637	10,513,238	129,600,000	3(a)	(526,483)
												3,017,374	3(c)	
												(8,255,900)	3(b)	
												(1,607,572)	3(c)	
												(23,538,782)	3(d)	
												(7,220,789)	3(d)	
												(103,284,052)	3(d)	
												250,000	3(c)	
Short-term investments	-	-		-	-		-	-	367,785	-	367,785	-		367,785
Accounts receivable	-	1,844,782	1,424,733	14,315,606	4,327,197	1,664,746	1,280,432	1,989,880	9,928,623	3,587,356	40,363,355	-		40,363,355
Inventory	-	52,000		462,059	-	71,257	-	343,956	857,360	-	1,786,632	-		1,786,632
Prepaid expenses	-	16,437	32,285	86,446	80,920	252,878	7,812	1,330	273,664	142,610	894,382	-		894,382
Current portion of note receivable	-	-		-	-		-	29,377	-	-	29,377	-		29,377
Income taxes recoverable	-	-		-	-		-	-	71,527	100,001	171,528	-		171,528
	1,510,010	4,513,708	1,832,591	18,045,661	5,264,539	2,082,698	1,306,664	2,730,139	12,388,683	4,451,604	54,126,297	(11,039,721)		43,086,576
Investments	-	19,744		-	25,873	-	-	3,230	-	37,938	86,785	-		86,785
Cash surrender value of life insurance	-	-		-	-	-	-	-	275,017	-	275,017	-		275,017
Notes and interest receivable	-	-	14,930	-	-	-	-	83,307	-	-	98,237	-		98,237
Capital assets	-	16,861,836	2,444,996	6,007,556	10,507,490	2,260,176	1,476,675	3,719,849	14,985,162	8,300,273	66,564,013	(11,680,000)	3(c)	101,399,573
												(3,017,374)	3(c)	
												8,255,900	3(b)	
												41,277,034	3(d)	
Goodwill	-	-		-	-	-	-	-	-	-	-	62,999,934	3(d)	92,783,870
												29,783,936	3(d)	
Other intangibles	-	-		-	-	-	-	-	-	-	-	48,596,484	3(d)	48,596,484
Deposits in trust	-	-	250,000	-	-	-	-	-	-	-	250,000	(250,000)	3(c)	-
Due from shareholder	-	-	-	-	-	-	157,456	-	-	-	157,456	(157,456)		
Due from related parties	-	2,380,849		-	-	-	368,213	-	217,068	1,055,982	4,022,112	(4,022,112)	3(d)	-
Future income taxes	-	-	69,481	-	-	-	-	-	16,633	-	86,114	(86,114)	3(d)	-
	1,510,010	23,776,137	4,611,998	24,053,217	15,797,902	4,342,874	3,309,008	6,536,525	27,882,563	13,845,797	125,666,031	160,660,511		286,326,542

Approved on behalf of Petrowest Energy Services Trust by Petrowest Energy Services General Partner Ltd., as Administrator

(signed) "*Kenneth N. Drysdale*"
Director

(signed) "*D. Hugh Gillard*"
Director

Petrowest Energy Services Trust

Pro Forma Consolidated Balance Sheet as at May 31, 2006… *…continued*

(Unaudited)

	Petrowest Energy Services Trust July 6, 2006 $	Northern Tractor Sales and Rental March 31, 2006 $	Neuwest Equipment Rentals Inc. April 30, 2006 $	D&D Well Services March 31, 2006 $	Roy Larson Construction Ltd. February 28, 2006 $	Murtron Hauling April 30, 2006 $	Safety-master Rentals Corp. May 31, 2006 $	332691 Alberta Ltd. March 31, 2006 $	R. Bee Crushing April 30, 2006 $	310423 Alberta Ltd. May 31, 2006 $	Total $	Pro forma Adjustments $	Note	Pro Forma Consolidated $
Liabilities														
Current liabilities														
Bank indebtedness	-	7,541,000	-	-	-		-	-	1,607,572	-	9,148,572	(7,541,000)	3(c)	-
												(1,607,572)	3(c)	
Accounts payable and accrued liabilities	-	761,016	34,023	8,336,850	756,828	568,848	360,779	700,436	2,838,212	478,655	14,835,647	11,916,398	3(d)	26,752,045
Accrued management bonus	-	2,000,000	-	9,155,990	2,523,098	1,349,778	1,297,000	1,611,065	682,000	2,550,000	21,168,931	(21,168,931)	3(d)	-
Income taxes payable	-	129,834	219,374	378,058	49,710	35,764	807	-	-	-	813,547	-		813,547
Due to related parties	-	-		-	-	-	3,165	-	-	-	3,165	(3,165)	3(d)	-
Callable debt	-	-		1,595,539	1,854,151	33,750	15,615	-	-	-	3,499,055	(3,499,055)	3(d)	-
Current portion of long-term debt	-	44,391	9,678	-	-	-	121,105	-	2,631,893	-	2,807,067	(2,807,067)	3(d)	-
Shareholder advances	-	335,156	528,870	-	-	6,300	-	556,579	1,644,990	780,044	3,851,939	(602,047)	3(c)	
												(3,249,892)	3(d)	
Current portion of capital lease obligations	-	1,800,564	408,044	362,463	2,313,622	303,997	-	1,006,741	1,818,461	1,944,500	9,958,392	(1,800,564)	3(c)	-
												(8,157,828)	3(d)	
Future income taxes	-	-	-	-	-		-	-	1,102,667	-	1,102,667	(1,102,667)	3(d)	-
Due to employee profit sharing plan	-	-	375,000	-	-	-	-	-	-	-	375,000	(375,000)	3(d)	-
Preferred shares	-	999,998	-	-	-	2,000	-	-	-	-	1,001,998	(1,001,998)	3(d)	-
	-	13,611,959	1,574,989	19,828,900	7,497,409	2,300,437	1,798,471	3,874,821	12,325,795	5,753,199	68,565,980	(41,000,388)		27,565,592
Long term debt	-	796,354	11,613	-	-	-	128,895	-	4,778,860	-	5,715,722	(5,715,722)	3(d)	-
Shareholder advances	-	-		-	3,052,964	-	-	-	-	-	3,052,964	(3,052,964)	3(d)	-
Future income taxes	-	972,116		173,445	166,862	66,804	18,954	67,514	-	572,786	2,038,481	(2,038,481)	3(d)	-
Capital lease obligations	-	1,736,389	1,894,226	556,364	2,375,666	200,273	-	1,044,692	3,184,663	1,324,015	12,316,288	(1,736,389)	3(c)	-
												(10,579,899)	3(d)	
	-	17,116,818	3,480,828	20,558,709	13,092,901	2,567,514	1,946,320	4,987,027	20,289,318	7,650,000	91,689,435	(64,123,843)		27,565,592
Unitholders' Equity														
Units	1,510,010	-	-	-	-		-	-	-	-	1,510,010	129,600,000	3(a)	258,760,950
												127,650,940	3(d)	
Share capital	-	161,077	500	500	150	200	100	44	400	338	163,309	(163,309)	3(d)	-
Retained earnings	-	6,498,242	1,130,670	3,494,008	2,704,851	1,775,160	1,362,588	1,549,454	7,592,845	6,195,459	32,303,277	(32,303,277)	3(d)	-
	1,510,010	6,659,319	1,131,170	3,494,508	2,705,001	1,775,360	1,362,688	1,549,498	7,593,245	6,195,797	33,976,596	224,784,354		258,760,950
	1,510,010	23,776,137	4,611,998	24,053,217	15,797,902	4,342,874	3,309,008	6,536,525	27,882,563	13,845,797	125,666,031	160,660,511		286,326,542

Petrowest Energy Services Trust

Pro Forma Consolidated Statement of Income

(Unaudited)

For the three-month period ended to May 31, 2006

	Northern Tractor March 31, 2006 $	Neuwest April 30, 2006 $	D&D March 31, 2006 $	Roy Larson February 28, 2006 $	Muriron April 30, 2006 $	Safety-master May 31, 2006 $	332691 March 31, 2006 $	R. Bee April 30, 2006 $	310423 May 31, 2006 $	Total $	Pro forma Adjustments $	Note	Pro Forma Consolidated $
Revenue	2,590,892	1,467,502	16,258,758	5,865,092	4,536,948	1,652,345	3,444,780	6,425,256	3,505,880	45,747,453	-		45,747,453
Expenses													
Operating and administrative	637,121	815,517	11,117,464	3,836,553	3,330,471	1,264,587	2,500,044	4,370,428	2,825,117	30,697,302	-		30,697,302
Amortization	563,546	144,337	468,639	713,688	178,758	64,869	283,621	1,144,781	249,267	3,811,506	4,362,271	4(b)	8,173,777
Interest on long-term debt	33,186	16,516	47,399	78,366	7,659	6,417	2,474	152,760	35,047	379,824	(379,824)	4(a)	-
Other interest	106,268	-	9,257	1,929	1,240	-	18,030	26,990	1,435	165,149	(125,000)	4(a)	40,149
Management remuneration	1,000,000	-	3,730,990	1,061,994	1,258,763	375,000	635,804	60,935	560,356	8,683,842	(8,683,842)	4(c)	-
	2,340,121	976,370	15,373,749	5,692,530	4,776,891	1,710,873	3,439,973	5,755,894	3,671,222	43,737,623	(4,826,395)		38,911,228
Earnings (loss) before the following	250,771	491,132	885,009	172,562	(239,943)	(58,528)	4,807	669,362	(165,342)	2,009,830	4,826,395		6,836,225
Interest and other revenue	27,048	2,083	12,656	-	52	-	-	(3,071)	1,598	40,366	-		40,366
Gain (loss) on disposal of property and equipment	-	-	472	55,293	(16,475)	-	-	4,561	335,801	379,652	-		379,652
	27,048	2,083	13,128	55,293	(16,423)	-	-	1,490	337,399	420,018	-		420,018
Earnings (loss) before income tax	277,819	493,215	898,137	227,855	(256,366)	(58,528)	4,807	670,852	172,057	2,429,848	4,826,395		7,256,243
Income taxes	44,784	79,506	146,591	36,891	(40,427)	(6,840)	775	147,015	27,735	436,030	(436,030)	4(d)	-
Net earnings (loss) for the period	233,035	413,709	751,546	190,964	(215,939)	(51,688)	4,032	523,837	144,322	1,993,818	5,262,425		7,256,243
Net earnings (loss) per unit													0.26

Petrowest Energy Services Trust

Pro Forma Consolidated Statement of Income

(Unaudited)

For the twelve-month period ended to December 31, 2005

	Northern Tractor December 31, 2005 $	Newwest October 31, 2005 $	D&D December 31, 2005 $	Roy Larson November 30, 2005 $	Murtron October 31, 2005 $	Safety-master November 30, 2005 $	332691 December 31, 2005 $	R. Bee October 31, 2005 $	310423 November 30, 2005 $	Total $	Pro forma Adjustments $	Note	Pro Forma Consolidated $
Revenue	7,141,603	2,081,517	30,601,395	20,416,046	12,278,395	5,039,165	8,800,772	23,617,682	18,731,607	128,708,182	-		128,708,182
Expenses													
Operating and administrative	2,767,845	1,256,290	19,582,428	14,862,856	10,010,786	3,379,355	6,382,382	15,966,708	13,075,117	87,283,767	-		87,283,767
Amortization	2,015,050	202,603	1,963,597	2,519,800	883,078	174,534	1,218,202	3,700,879	2,247,886	14,925,629	17,449,085	4(h)	32,374,714
Interest on long-term debt	115,353	1,821	174,212	229,998	20,712	11,512	13,009	387,230	123,134	1,076,981	(1,076,981)	4(a)	-
Other interest	293,516	-	31,561	16,142	20,005	-	90,283	110,261	16,479	578,247	(475,000)	4(a)	103,247
Management remuneration	1,296,456	375,000	7,425,000	2,394,162	910,000	1,059,500	765,474	1,912,243	3,393,279	19,531,114	(19,531,114)	4(c)	-
	6,488,220	1,835,714	29,176,798	20,022,958	11,844,581	4,624,901	8,469,350	22,077,321	18,855,895	123,395,738	(3,634,010)		119,761,728
Earnings (loss) before the following	653,383	245,803	1,424,597	393,088	433,814	414,264	331,422	1,540,361	(124,288)	5,312,444	3,634,010		8,946,454
Interest and other revenue	31,363	8,680	-	88	65	-	6,673	16,353	22,462	85,684	-		85,684
Gain (loss) on disposal of property and equipment	-	-	109,689	544,611	21,003	4,452	273,813	(29,895)	390,912	1,314,585	-		1,314,585
	31,363	8,680	109,689	544,699	21,068	4,452	280,486	(13,542)	413,374	1,400,269	-		1,400,269
Earnings before income taxes	684,746	254,483	1,534,286	937,787	454,882	418,716	611,908	1,526,819	289,086	6,712,713	3,634,010		10,346,723
Income taxes	114,106	34,459	325,453	141,551	69,953	77,930	98,614	299,121	21,978	1,183,165	(1,183,165)	4(d)	-
Net earnings for the period	570,640	220,024	1,208,833	796,236	384,929	340,786	513,294	1,227,698	267,108	5,529,548	4,817,175		10,346,723
Net earnings (loss) per unit													0.37

1 The Trust and the proposed transaction

Petrowest Energy Services Trust (the "Trust") is an open-ended unincorporated mutual fund trust established under and governed by the laws of the Province of Alberta pursuant to the Deed of Trust dated July 6, 2006.

The Trust has initially been created to hold, indirectly, controlling limited partner interests, hold the common shares in the general partner and invest in the businesses noted below. The Trust will be a business trust operating an energy services business through its indirect subsidiaries. Unitholders will hold Units of the Trust, which in turn will hold a 100% beneficial interest in the Petrowest Business Trust (the "Business Trust"). The Petrowest Business Trust will, via four limited partnerships, hold the assets of the businesses historically operated by the Acquired Companies noted below. The Trust, pursuant to a prospectus dated August 28, 2006 (the "Prospectus") will issue units of the Trust and use the proceeds to acquire 100% of the outstanding shares of the following companies:

Northern Tractor Sales and Rental Co. Ltd. and Fitzpatrick Co. Ltd. ("Northern Tractor")
Neuwest Equipment Rentals Inc. ("Neuwest")
404434 Alberta Corporation, 756171 Alberta Corp. and 756169 Alberta Corp. ("D&D")
Roy Larson Construction Ltd. ("Roy Larson")
Murtron Hauling Ltd. and 815431 Alberta Ltd. ("Murtron")
Safetymaster Rentals Corp. ("Safetymaster")
Gordon Bros. Construction Ltd. and 332691 Alberta Ltd. ("332691")
R. Bee Crushing Ltd., Bernet Venture Ltd. and Dal Finn Holding Ltd. ("R. Bee")
310423 Alberta Ltd. ("310423")

(collectively, the "Acquired Companies").

Income tax obligations related to the distributions of the Trust are obligations of the Unitholders.

The Trust has filed a prospectus (the "Prospectus") for an initial public offering of its trust units (the "Offering"). Concurrent with the closing of the Offering four limited partnerships will be formed with Petrowest Energy Services General Partner Ltd. ("Energy Services") as the general partner. A business trust will be created to hold the partnership interests for the Trust. The partnerships will be involved in the construction, transportation, civil services and rentals industries. Petrowest Services Ltd. ("Acquisitionco") has the right to acquire the Acquired Companies. The Trust will use a portion of the proceeds from the issuance of the Units to subscribe for limited partnership units of the various partnerships. The Business Trust will also loan a portion of cash necessary to complete the cash portion of the various acquisitions to Acquisitionco on an interest bearing basis. In addition, Acquisitionco will acquire the necessary number of units of the Trust from the Trust in exchange for an additional interest bearing note. Acquisitionco will complete the purchase of the Acquired Companies by delivering cash and units of the Trust as contemplated in the purchase and sale agreements. As a consequence, Acquisitionco will own all the shares of the various Acquired Companies. A short form vertical amalgamation of the respective Acquired Companies and Acquisitionco will be completed such that the assets and liabilities of each entity will become assets and liabilities of the merged entity ("Mergeco"). The shares of the Acquired Companies will cease to exist and the shares of Acquisitionco will

become the share capital of Mergeco. Mergeco will transfer certain of its assets (representing the assets and business operations of certain of the various Acquired Companies that were acquired by Acquisitionco) to each of the four partnerships in exchange for an assumption of certain of the liabilities that are related to the business, a note and units in the partnerships.

Acquisitionco has entered into several Purchase and Sale Agreements pursuant to which it agreed to acquire the shares and shareholder loans of the Acquired Companies for an aggregate base purchase price of $230,934,992, subject to closing adjustments. The purchase price will be funded by payment of $103,284,052 in cash and the issuance of units by the Trust for proceeds of $127,650,940. The Trust will also settle long-term debt and capital lease obligations and loans of $30,759,571.

2 Basis of presentation

The accompanying unaudited pro forma consolidated balance sheet and the unaudited pro forma consolidated statements of income (collectively, the "pro forma consolidated financial statements") have been prepared by the management of the Trust using the accounting principles disclosed in the notes to the audited financial statements of the Acquired Companies.

The unaudited pro forma consolidated financial statements may not be indicative of the financial position and results of operations that would have occurred if the transactions had taken place on the dates indicated or of the financial position or operating results which may be obtained in the future. The unaudited pro forma consolidated financial statements are not a forecast or projection of future results. The actual financial position and results of operations of the Trust for any period following the closing of the transactions contemplated by this prospectus will likely vary from the amounts set forth in the unaudited pro forma consolidated financial statements and such variation may be material. In the opinion of management, these unaudited pro forma consolidated financial statements include all adjustments necessary for fair presentation of the acquisitions described above in accordance with Canadian generally accepted accounting principles.

The unaudited pro forma consolidated balance sheet of the Trust and the unaudited pro forma consolidated statement of income of the Trust have been prepared with information derived from the audited and unaudited financial statements of the Acquired Companies and the adjustments and assumptions listed below.

The unaudited statements of income of the Acquired Companies for the three-month period ending May 31, 2006 was constructed for purposes of preparing the unaudited pro forma consolidated statement of income for the three-month period and was derived from the financial statements of the respective companies. The unaudited statement of income of certain of the Acquired Companies for the twelve-month periods were constructed for purposes of preparing the unaudited pro forma consolidated statement of income for the twelve-month periods and were derived from, but do not conform to, the financial statements of the respective companies.

The unaudited pro forma consolidated financial statements should be read in conjunction with the audited and unaudited financial statements of the Trust and Acquired Companies included in the Prospectus.

The following describes the financial statements of the Acquired Companies included in the Prospectus and the method for constructing the unaudited pro forma consolidated income statement for the twelve-month period ended to December 31, 2005.

Northern Tractor Sales and Rental
The prospectus includes the combined balance sheets of Northern Tractor as at September 30, 2005 and 2004, and the combined statements of earnings and retained earnings and cash flows for each of the years in the three year period ended September 30, 2005.

The pro-forma unaudited twelve-month consolidated statement of income to December 31, 2005 is constructed from the Northern Tractor by adding the three month period ended December 31, 2005 to the year end September 30, 2005 and deducting the three month period ended December 31, 2004. The three month periods ended December 31, 2005 and 2004 are constructed from the deducting the respective three month period ended March 31, 2006 and 2005 from the six month period ended March 31, 2006 and 2005.

Neuwest Equipment Rentals
The prospectus includes the balance sheets of Neuwest as at October 31, 2005 and 2004 and the statements of earnings (loss) and retained earnings (deficit) and cash flows for each of the years in the three year period ended October 31, 2005.

The pro-forma unaudited twelve-month consolidated statement of income to December 31, 2005 is constructed directly from Neuwest October 31, 2005 financial statements.

D&D Well Services
The prospectus includes combined balance sheets of D&D as at December 31, 2005 and 2004 and the combined statements of earnings and retained earnings and cash flows for each of the years in the three year period ended December 31, 2005.

The pro-forma unaudited twelve-month consolidated statement of income to December 31, 2005 is constructed directly from D&D December 31, 2005 combined financial statements.

Roy Larson Construction Ltd.
The prospectus includes the balance sheets of Roy Larson as at May 31, 2005 and 2004, and the statements of earnings and retained earnings and cash flows for each of the years in the three year period ended May 31, 2005.

The pro-forma unaudited twelve-month consolidated statement of income to December 31, 2005 is constructed from Roy Larson financial statements by adding the six month period ended November 30, 2005 to the year end May 31, 2005 and deducting the six month period ended November 30, 2004. The six month periods ended November 30, 2005 and 2004 are constructed from the deducting the respective three month period ended February 28, 2006 and 2005 from the nine month period ended February 28, 2006 and 2005.

Murtron Hauling
The prospectus includes combined balance sheets of Murtron as at October 31, 2005 and 2004 and the combined statements of earnings (loss) and retained earnings and cash flows for each of the years in the three year period ended October 31, 2005.

The pro-forma unaudited twelve-month consolidated statement of income to December 31, 2005 is constructed directly from Murtron October 31, 2005 combined financial statements.

Safetymaster Rentals Corp.
The prospectus includes the balance sheets of Safetymaster as at August 31, 2005 and 2004, and the statements of earnings and retained earnings and cash flows for each of the years in the three year period ended August 31, 2005.

The pro-forma unaudited twelve-month consolidated statement of income to December 31, 2005 is constructed from Safetymaster financial statements by adding the three month period ended November 30, 2005 to the year end August 31, 2005 and deducting the three month period ended November 30, 2004. The three month periods ended November 30, 2005 and 2004 are constructed from the deducting the respective three month period ended February 28, 2006 and 2005 from the six month period ended February 28, 2006 and 2005.

332691 Alberta Ltd.
The prospectus includes consolidated balance sheets of 332691 as at September 30, 2005 and 2004 and the consolidated statements of earnings and retained earnings and cash flows for each of the years in the three year period ended September 30, 2005.

The pro-forma unaudited twelve-month consolidated statement of income to December 31, 2005 is constructed from 332691 consolidated financial statements by adding the three month period ended December 31, 2005 to the year end September 30, 2005 and deducting the three month period ended December 31, 2004. The three month periods ended December 31, 2005 and 2004 are constructed from the deducting the respective three month period ended March 31, 2006 and 2005 from the six month period ended March 31, 2006 and 2005.

R. Bee Crushing
The prospectus includes the combined balance sheets of R. Bee as at April 30, 2006 and 2005 and the combined statements of earnings (loss) and retained earnings and cash flows for each of the years in the three year period ended April 30, 2006.

The pro-forma unaudited twelve-month consolidated statement of income to December 31, 2005 is constructed from R. Bee combined financial statements by adding the six month period ended October 31, 2005 to the year end April 30, 2005 and deducting the six month period ended October 31, 2004. The six month periods ended October 31, 2005 and 2004 are constructed from the deducting the respective three month period ended January 31, 2006 and 2005 from the nine month period ended January 31, 2006 and 2005.

310423 Alberta Ltd.
The prospectus includes consolidated balance sheets of 310423 as at August 31, 2005 and 2004 and the consolidated statements of earnings and retained earnings and cash flows for each of the years in the three year period ended August 31, 2005.

The pro-forma unaudited twelve-month consolidated statement of income to December 31, 2005 is constructed from 310423 consolidated financial statements by adding the three month period ended November 30, 2005 to the year end August 31, 2005 and deducting the three month period ended November 30, 2004. The three month periods ended November 30, 2005 and 2004 are constructed from the deducting the respective three month period ended February 28, 2006 and 2005 from the six month period ended February 28, 2006 and 2005.

3 Unaudited pro forma consolidated balance sheet assumptions and adjustments

The following assumptions and adjustments have been made to reflect the proposed transactions described in note 1 as if the transactions had occurred on May 31, 2006:

a) The issuance of 14 million Units for total gross proceeds of $140 million on the closing of the Offering and the payment of the underwriters fee and other costs of the Offering, estimated to be $10.4 million. The Trust has also granted to the underwriters, an over-allotment option to purchase up to an additional 1.4 million trust units for total gross proceeds of $14 million. If exercised the cash and trust equity would be increased by $14 million less issuance costs.

b) The additional payment for equipment to be purchased by the Trust subsequent to the date of closing. These assets were treated as available for use and therefore the related revenue and amortization have not been recorded as it is management's intent not to put the assets into use until such time as they have contracts available.

c) Removal of certain capital assets and related debt and other assets that will be transferred to existing shareholders of the Acquired Companies and will not be owned by the Acquired Companies when purchased by the Trust. Reclassification of deposits held as security for debt financing associated with the assets and repayment of bank indebtedness.

d) Purchase accounting – Acquisition of shares, shareholder and related party loans and accrued bonuses payable

The Acquisition will be accounted for using the purchase method with the assets acquired and liabilities assumed recorded at preliminary estimates of fair value. The final allocation of the purchase price will be based on the assets acquired and liabilities assumed at the effective date of the Acquisition based upon internal and/or independent asset valuations. A preliminary allocation of the consideration is as follows:

	$
Net assets acquired	
Net working capital	35,609,521
Value of working capital adjustment on pro forma	(11,916,398)
Property and equipment	96,161,047
Intangibles	48,596,484
Goodwill	92,783,870
Investments	86,785
Cash surrender value of insurance policy	275,017
Notes and interest receivable	98,237
	261,694,563
Consideration given for value of shares and shareholder loans of acquired companies	
Units	127,650,940
Cash to vendors on closing	103,284,052
Aggregate base purchase price	230,934,992
Retirement of long-term debt and capital lease obligation	23,538,782
Retirement of additional debt on pro forma	7,220,789
	261,694,563

Net working capital acquired on the Acquisition includes cash, short-term investments, accounts receivable, inventory, prepaid expenses, current portion of note receivable, income taxes recoverable, bank indebtedness, accounts payable and accrued liabilities and income taxes payable. The purchase price is affected by the changes in working capital, shareholder loans and long-term debt from the date specified in the purchase and sale agreement to the date of closing. Changes in the balances for these items will affect the net consideration paid by the Trust to the owners. These adjustments may be material. An estimated value of working capital adjustments as at May 31, 2006 is noted in the table above.

In conjunction with acquisitions, all debt and capital lease obligations will be repaid by the Trust through the use of proceeds from the offering.

Goodwill is the cost of an acquisition less the fair value of identifiable assets and liabilities and will be tested for impairment at least annually. Intangibles relate to customer contracts, non compete clauses and trade names and are amortized over their expected lives on a straight-line basis between 5 and 10 years.

4 Unaudited pro forma consolidated statements of income assumptions and adjustments

The unaudited pro forma consolidated statements of income of the Trust for the three-month period ended May 31, 2006 and for the twelve-month period ended December 31, 2005 have been prepared assuming that the Trust was in operation during the three-month period and the twelve-month period, respectively and as if the proposed transaction described in note 1 had occurred on January 1, 2005. The Trust will incur additional annual administrative expenses in connection with reporting to shareholders, investor relations, directors' and officers' insurance and other expenses as a result of the proposed transactions and the effects of these costs have not been reflected in the unaudited pro forma consolidated statement of income. The unaudited pro-forma consolidated statement of income of the Trust reflects the following assumptions and adjustments to the income and expenses of the Trust:

a) The reduction in interest expense for the three-month period and for the twelve-month period to reflect interest expense on the bank indebtedness, callable debt, long-term debt and capital lease obligations that will be settled by the Trust.

b) Additional amortization expense on property and equipment and intangible assets for the three-month period and the twelve-month period resulting from the fair value allocation described in note 3(d).

c) The reversal of management compensation for the three-month period and for the twelve-month period, included in management fees and bonuses relating to existing owner/manager compensation arrangements that will be terminated in connection with the Offering.

d) The reversal of current income taxes for the three-month period for the twelve-month period reflecting that income tax obligations related to the distributions of the Trust are obligations of the ultimate Unitholders. It is assumed that income tax obligations of the General Partner and Acquisitionco will be nominal.

PETROWEST ENERGY SERVICES TRUST

FORM 51-102F4

BUSINESS ACQUISITION REPORT

1. Identity of Company

1.1 Name and Address of Company

Petrowest Energy Services Trust
Suite 204, 20605 Westside Drive
Grande Prairie, Alberta T8V 8E6

1.2 Executive Officer

The name of the executive officer of Petrowest Energy Services Trust ("Petrowest" or the "Trust") who is knowledgeable about the significant acquisition and this report is:

Kenneth N. Drysdale, President and Chief Executive Officer
Telephone: (780) 830-0881

2. Details of Acquisition

2.1 Nature of Business Acquired

On May 18, 2007, Petrowest completed the acquisition of five private construction and transportation businesses. The acquisition by Petrowest of three of these businesses is significant within the meaning of National Instrument 51-102-*Continuous Disclosure Obligations*, and the disclosure contained in this Business Acquisition Report and the accompanying financial statements is required in respect of those acquisitions.

The three acquisitions which are significant are as follows:

(a) Quigley Contracting Ltd. (including 529805 B.C. Ltd. and LMQ Enterprises Ltd.) (collectively, "Quigley") is a construction business specializing in lease and road building construction in Fort St. John, British Columbia. The acquisition of Quigley will expand Petrowest's geographical footprint into the northern region of British Columbia. Quigley has a fleet of approximately 45 pieces of heavy equipment and approximately 35 light trucks and pick-ups, as well as two eight-man mobile camps. Quigley employs approximately 25 full-time employees and an additional 25 to 30 employees on a seasonal basis;

(b) Cutbank Trucking Ltd. and Cutbank Transport Ltd. (together, "Cutbank") are operated together as one business and specialize in hauling logs and gravel and the provision of log loading equipment in Grande Prairie, Alberta. Cutbank owns

approximately 16 pieces of heavy equipment and approximately 42 light trucks and pick-ups, as well as a fourteen-man mobile camp. Cutbank has approximately 15 full-time employees and maintains an additional 60 to 70 employees on a seasonal basis; and

(c) Jim Moffat Construction Ltd. (including 921639 Alberta Ltd.) (together, "Moffat") is a construction company specializing in lease and road building construction in northern Alberta from its base in Worsley, Alberta. The acquisition of Moffat expands Petrowest's geographical footprint north to Rainbow Lake and High Level in northern Alberta. Moffat owns approximately 60 pieces of heavy equipment and approximately 27 light trucks and pick-ups, as well as a 250 man camp permanently located in Worsley, Alberta. Moffat employs approximately 45 full-time and in excess of 60 seasonal employees,

(collectively, the "Acquired Companies).

2.2 Date of Acquisition

The date of the acquisitions for accounting purposes was May 18, 2007..

2.3 Consideration

The consideration paid by Petrowest for the Acquired Companies is summarized in the table below:

Acquired Company	Cash	Trust Units	Aggregate[1]
Quigley	$16,850,000	1,685,000	$29,362,979
Cutbank	$ 5,978,574	536,717	$ 9,964,290
Moffat	$15,299,046	1,529,905	$26,660,274
Total	$38,127,620	3,751,622	$65,987,543

Notes:
1. For the purposes of calculation of the aggregate, the trust units have been attributed a value of $7.4261 each, the five day volume weighted average price before the closing date.

In addition, Petrowest repaid certain long term debt and obligations under capital leases of the Acquired Companies as at the closing date of the acquisition not to exceed $4,031,517.

2.4 Effect on Financial Position

The cash portion of the purchase price ($38,127,620) and the amount required to repay the indebtedness of the Acquired Companies (not to exceed $4,031,517) were drawn by Petrowest from its syndicated credit facility.

The trust units issued as part of the purchase consideration (3,751,622) were issued from treasury and represent 12.1% of the issued and outstanding trust units of Petrowest immediately upon completion of the acquisitions (excluding the subordinate units).

The businesses of Moffat and Quigley were transferred to the Petrowest Construction LP and the business of Cutbank was transferred to the Petrowest Transportation LP after closing.

2.5 Prior Valuations

None.

2.6 Parties to Transaction

Not applicable.

2.7 Date of Report

August 1 2007.

3 Financial Statements

See Schedule A hereto for the financial statements of the Acquired Companies required by Part 8 of National Instrument 51-102. See Schedule B hereto for pro forma financial statements of Petrowest required by Part 8 of National Instrument 51-102.

Schedule "A"
Financial Statements

JIM MOFFATT CONSTRUCTION LTD. AND 921639 ALBERTA LTD.

Combined Financial Statements

Year Ended July 31, 2006



WILLSEY DAVIS & CO. LLP

Chartered Accountants

AUDITORS' REPORT

To the Shareholders of Jim Moffatt Construction Ltd. and 921639 Alberta Ltd.

We have audited the combined balance sheet of Jim Moffatt Construction Ltd. and 921639 Alberta Ltd. as at July 31, 2006 and the combined statements of loss and retained earnings and cash flow for the year then ended. These financial statements are the responsibility of the companies' management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with Canadian generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these combined financial statements present fairly, in all material respects, the financial position of the company as at July 31, 2006 and the results of its operations and cash flows for the year then ended in accordance with Canadian generally accepted accounting principles.

Our previous auditor's report dated April 26, 2007 has been withdrawn and the combined financial statements have been prepared without the use of differential reporting options available to non-publicly accountable enterprises.

Grande Prairie, Alberta
July 26, 2007

Willsey Davis & Co. LLP
CHARTERED ACCOUNTANTS

Suite 109 9824 - 97 Ave
Grande Prairie, AB T8V 7K2
ph (780) 814-7474 fax (780) 814-7409
toll free 1-877-814-7474
www.willseydavis.com

Member of ICAA & CICA CA

Combined Balance Sheet

July 31, 2006

ASSETS	
CURRENT	
Cash	$ 901,303
Accounts receivable	4,696,372
Prepaid expenses	167,910
	5,765,585
PROPERTY AND EQUIPMENT *(Note 2)*	6,364,463
LONG TERM INVESTMENTS *(Note 3)*	472,937
FUTURE INCOME TAXES	132,205
	$ 12,735,190
LIABILITIES AND SHAREHOLDERS' EQUITY	
CURRENT	
Accounts payable and accrued liabilities	$ 1,124,525
Income taxes payable	68,889
Bonuses payable	5,818,700
Due to shareholders *(Note 5)*	1,633,701
Preferred shares *(Note 6)*	135,000
Current portion of long term debt *(Note 7)*	1,166,653
Current portion of obligations under capital lease *(Note 8)*	416,609
	10,364,077
LONG TERM DEBT *(Note 7)*	1,444,598
OBLIGATIONS UNDER CAPITAL LEASE *(Note 8)*	374,051
	12,182,726
SHAREHOLDERS' EQUITY	
Share capital *(Note 9)*	200
Retained earnings *(Note 10)*	552,264
	552,464
	$ 12,735,190

COMMITMENTS *(Note 12)*



JIM MOFFATT CONSTRUCTION LTD. AND 921639 ALBERTA LTD.

Combined Statement of Loss and Retained Earnings

Year Ended July 31, 2006

	2006	%
REVENUE	$ 27,487,173	100.00
EXPENSES *(Schedule 1)*	22,481,804	81.79
INCOME FROM OPERATIONS	5,005,369	18.21
OTHER INCOME (EXPENSES)		
Investment income	13,801	0.05
Gain on disposal of assets	36,733	0.13
Gain on disposal of investments	1,378	0.01
Management bonuses	(6,371,498)	(23.18)
	(6,319,586)	(22.99)
LOSS BEFORE INCOME TAXES	(1,314,217)	(4.78)
INCOME TAXES (RECOVERED)		
Current	(365,662)	(1.33)
Future	(41,455)	(0.15)
	(407,117)	(1.48)
NET LOSS	(907,100)	(3.30)
RETAINED EARNINGS - BEGINNING OF YEAR AS RESTATED *(Note 10)*	1,466,286	
	559,186	
DIVIDENDS	(6,922)	
RETAINED EARNINGS - END OF YEAR	$ 552,264	



JIM MOFFATT CONSTRUCTION LTD. AND 921639 ALBERTA LTD.

Combined Statement of Cash Flow

Year Ended July 31, 2006

OPERATING ACTIVITIES	
Cash receipts from customers	$ 27,387,487
Cash paid to suppliers and employees	(22,349,059)
Income taxes paid	(75,404)
Interest paid	(216,219)
Cash flow from operating activities	4,746,805
INVESTING ACTIVITIES	
Purchase of equipment	(4,067,141)
Proceeds on disposal of equipment	223,493
Purchase of investments	(85,036)
Investment income	15,179
Cash flow used by investing activities	(3,913,505)
FINANCING ACTIVITIES	
Dividends paid	(6,922)
Advances from shareholders	1,129,818
Proceeds from long term debt	2,312,815
Repayment of long term debt	(1,603,257)
Repayment of obligations under capital lease	(401,693)
Cash flow from financing activities	1,430,761
INCREASE IN CASH FLOW	2,264,061
Deficiency - beginning of year	(1,362,758)
CASH - END OF YEAR	$ 901,303



1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The financial statements have been prepared by management in accordance with Canadian generally accepted accounting principles. The precise determination of many assets and liabilities is dependent on future events. As a result, the preparation of financial statements for a period involves the use of estimates and approximations. The financial statements have in management's opinion, been properly prepared within reasonable limits of materiality and within the framework of the accounting policies summarized below:

Property and equipment

Property and equipment are stated at cost less accumulated amortization. Property and equipment are amortized over their estimated useful lives at the following rates and methods:

Buildings	4% to 10%	declining balance method
Contractors' equipment	20% to 30%	declining balance method
Automotive equipment	30%	declining balance method
Computer equipment	30%	declining balance method
Leasehold improvements	20 years	straight-line method
Aircraft	nil	not amortized

In the year of acquisition, amortization is applied at full normal rates. When property and equipment are disposed, the cost of the asset and the related accumulated amortization are removed from the accounts and any resulting gain or loss on disposal is reflected in income. No amortization is recorded in the year of disposition.

Investments

Investments are carried at the lower of cost and market value.

Future income taxes

The liability method of tax allocation is used in accounting for income taxes. Under this method, future tax assets and liabilities are determined based on differences between the financial reporting and tax basis of assets and liabilities, and measured using the substantially enacted tax rates and laws that will be in effect when the differences are expected to reverse.

Revenue recognition

Revenue is normally recognized when the services are provided to the customer and collectibility is reasonably assured.



2. PROPERTY AND EQUIPMENT

	Cost	Accumulated amortization	Net book value
Land	$ 75,000	$ -	$ 75,000
Buildings	1,646,101	811,090	835,011
Contractors' equipment	11,081,235	7,019,625	4,061,610
Automotive equipment	2,740,776	1,599,106	1,141,670
Computer equipment	8,556	7,823	733
Leasehold improvements	102,999	64,948	38,051
Aircraft	111,395	-	111,395
Buildings under construction	100,993	-	100,993
	$ 15,867,055	$ 9,502,592	$ 6,364,463

The following assets included above are held under capital lease *(Note 8)*:

	Cost	Accumulated amortization	Net book value
Contractors' equipment	$ 1,431,924	$ 811,249	$ 620,675
Automotive equipment	188,750	124,009	64,741
	$ 1,620,674	$ 935,258	$ 685,416

3. LONG TERM INVESTMENTS

UFA patronage equity	$ 218,459
Racing boat	137,883
Mutual funds and cash surrender value of life insurance policies	116,595
	$ 472,937

4. LINE OF CREDIT

The company has a line of credit with an approved limit of $1,500,000 that has not been drawn on at July 31, 2006. The line of credit bears interest at 1.25% over prime and is secured by equipment, assignment of accounts receivable and personal guarantees from the shareholders of the company.

5. DUE TO SHAREHOLDERS

The amounts due to shareholders are non-interest bearing and have no set repayment terms. The shareholders have postponed repayment in favour of the bank.

6. PREFERRED SHARES

135 Class D preferred shares are non-interest bearing and redeemable at $1,000 per share at any time.



7. LONG TERM DEBT

CAT Financial loan bearing interest at 5.75% per annum, repayable in monthly blended payments of $10,221. The loan matures on April 30, 2008 and is secured by specific contractors' equipment.	$ 194,481
Canadian Western Bank loan bearing interest at 6.1% per annum, repayable in monthly blended payments of $6,415. The loan matures on September 30, 2009 and is secured by specific contractors' equipment.	221,156
GE Capital loans bearing interest at 6% to 6.8% per annum, repayable in monthly blended payments ranging from $4,739 to $12,213, totalling $53,641. The loans mature at various dates ending September 6, 2009 and are secured by specific contractors' equipment.	1,260,155
GMAC loans bearing interest at 0% to 5.61% per annum, repayable in monthly blended payments ranging from $675 to $1,861, totalling $10,637. The loans mature at various dates ending December 5, 2009 and are secured by specific automotive equipment.	286,530
John Deere Credit loan bearing interest at 3.9% per annum, repayable in monthly blended payments of $7,399. The loan matures on December 17, 2006 and is secured by specific contractors' equipment.	36,657
Komatsu Financial loans bearing interest at 0% to 1.5% per annum, repayable in monthly blended payments ranging from $8,342 to $9,315, totalling $34,615. The loans mature at various dates ending February 3, 2009 and are secured by specific contractors' equipment.	612,272
	2,611,251
Amounts payable within one year	(1,166,653)
	$ 1,444,598

Principal repayment terms are approximately:

2007	$ 1,166,653
2008	937,537
2009	474,082
2010	32,979
	$ 2,611,251



8. OBLIGATIONS UNDER CAPITAL LEASE

CAT Financial lease bearing interest at 5.4% per annum, repayable in monthly blended payments of $10,076. The lease matures on June 15, 2008 and is secured by specific contractors' equipment.	$ 321,690
CIT Financial lease bearing interest at 9.341% per annum, repayable in monthly blended payments of $4,743. The lease matures on August 10, 2007 and is secured by specific contractors' equipment.	58,737
John Deere Credit leases bearing interest at 3.95% to 4.95% per annum, repayable in monthly blended payments ranging from $6,155 to $10,186, totalling $23,711. The leases mature at various dates ending May 6, 2009 and are secured by specific contractors' equipment.	410,233
	790,660
Amounts payable within one year	(416,609)
	$ 374,051

Future minimum capital lease payments are approximately:

2007	$ 454,997
2008	353,354
2009	61,551
Total minimum lease payments	869,902
Less: amount representing interest at various rates	79,242
Present value of minimum lease payments	790,660
Less: current portion	416,609
	$ 374,051



9. SHARE CAPITAL

Authorized:	Jim Moffatt Construction Ltd.
Unlimited	Class A voting, common shares without par value
Unlimited	Class B voting, common shares without par value
Unlimited	Class C voting, common shares without par value
Unlimited	Class D non-voting, preferred shares redeemable at $1,000 per share
Authorized:	921639 Alberta Ltd.
Unlimited	Class A to J voting, common shares without par value
Unlimited	Class K to N non-voting, common shares without par value
Unlimited	Class O non-voting, non-cumulative, redeemable, retractable, preferred shares without par value
Unlimited	Class P to S non-voting, non-cumulative, preferred shares without par value
Unlimited	Class T to V non-voting, non-cumulative, redeemable, retractable, preferred shares without par value
Unlimited	Class W to X voting, non-cumulative, redeemable, retractable, preferred shares without par value
Unlimited	Class Y to Z non-voting, non-cumulative, redeemable, retractable, preferred shares without par value

Issued:

100	Class A common shares - Jim Moffatt Construction Ltd.	$	100
1,000	Class A common shares - 921639 Alberta Ltd.		100
		$	200

10. RETAINED EARNINGS

A portion of the revenue earned in the year ended July 31, 2005 was originally recorded in the year ended July 31, 2006. Opening retained earnings has been restated to reflect the after-tax effect of recording the revenue in the July 31, 2005 year end.

Retained earnings - beginning of year as originally filed	$	534,341
Revenue adjustment		1,380,893
Income tax effect		(448,948)
Retained earnings - beginning of year as restated	$	1,466,286

11. RELATED PARTY TRANSACTIONS

During the year, the company paid $12,000 to the shareholders for shop and yard facilities rent.

The company paid $250,308 for construction services from BJ Moffatt Enterprises Ltd., a company controlled by a child of the shareholders.

These transactions are in the normal course of operations and are measured at the exchange amount, which is the amount of consideration established and agreed to by the related parties.



12. COMMITMENTS

As at July 31, 2006, the company has a commitment of $660,000 for the acquisition of camp buildings. Prior to year end, the company spent an additional $100,993 with respect to the completion of these camp buildings.

The company has an operating lease for equipment with monthly lease payments of $10,093 and an expiry date of August 2009.

13. FINANCIAL INSTRUMENTS

Credit risk

The company is exposed to credit risk on the accounts receivable from customers. An allowance for doubtful accounts is established based upon factors surrounding the credit risk of specific accounts, historical trends and other information. The company has a significant number of customers which minimizes concentration of credit risk.

Fair value

The carrying values of cash and cash equivalents, accounts receivable, accounts payable and amounts due to shareholders approximate their fair value due to the immediate or short term maturity of these instruments.

The carrying value of the preferred shares, long term debt and obligations under capital lease approximates the fair value as the interest rates are consistent with the current rates offered to the company for debt with similar terms.

Currency risk

The company conducts its operations solely in Canada and currently does not enter into transactions in foreign currencies.

14. SUBSEQUENT EVENT

The shareholders are currently negotiating with Petrowest Energy Services Trust (Petrowest) to sell 100% of the shares of the company for cash and trust units of Petrowest. The cash payment will be adjusted post-closing for changes in working capital, long term debt and shareholder loans to the date of closing.

15. COMPARATIVE FIGURES

These financial statements have been prepared for purposes of selling the shares of the combined company to Petrowest and as such, comparative figures have not been presented.



Expenses *(Schedule 1)*

Year Ended July 31, 2006

	2006	%
Advertising and promotion	$ 128,239	0.47
Aircraft operating expenses	7,250	0.03
Amortization	2,559,305	9.31
Bad debts	25,981	0.09
Camp costs	1,155,248	4.20
Commissions	36,250	0.13
Equipment rental	3,061,191	11.14
Fuel and oil	2,553,155	9.29
Insurance and licences	312,926	1.14
Interest and bank charges	73,139	0.27
Interest on long term debt	92,666	0.34
Interest on obligations under capital lease	50,413	0.18
Office	42,375	0.15
Professional fees	35,183	0.13
Property taxes	5,588	0.02
Rent	45,867	0.17
Repairs and maintenance	2,344,930	8.53
Sub-contracts	3,938,499	14.33
Supplies	605,317	2.20
Telephone	153,963	0.56
Utilities	61,388	0.22
Wages and benefits	5,192,931	18.89
	$ 22,481,804	81.79



JIM MOFFATT CONSTRUCTION LTD. AND 921639 ALBERTA LTD.

Combined Financial Statements

Year ended July 31, 2005

Jim Moffatt construction Ltd.
Combined Financial Statements
Year Ended July 31, 2005
(Unaudited)

Combined Balance Sheet
July 31, 2005
(Unaudited)

ASSETS	
CURRENT	
Cash	57,058
Marketable securites	29,425
Accounts receivable	4,622,666
Goods and services tax recoverable	-
Prepaid expenses	129,221
Deposits on capital asset purchases	14,000
	-
	4,852,370
PROPERTY AND EQUIPMENT *(Note 2)*	5,043,387
	-
LONG TERM INVESTMENTS *(Note 3)*	358,476
	-
FUTURE INCOME TAXES	90,750
	10,344,983
LIABILITITIES AND SHAREHOLDERS' EQUITY	
CURRENT LIABILITIES	
Bank overdraft *(Note 4)*	679,816
Bank operating loan *(Note 4)*	740,000
Accounts payable	944,550
Goods and services tax payable	70,199
Income taxes payable	509,956
Wages payable	2,201,047
Due to shareholders *(Note 5)*	503,883
Current portion of long term debt	1,148,499
Curren portion of obligations under capital leases	401,390
	7,199,340
Long Term Debt *(Note 6)*	753,194
Obligations Under Capital Lease *(Note 7)*	790,963
	-
	8,743,497
SHAREHOLDERS' EQUITY	
Share capital *(Note 8)*	200
Preferred Shares *(Note 8)*	135
	-
	335
Contributed Surplus	134,865
Retained earnings	1,466,286
	1,601,486
	10,344,983

Combined Statement of Earnings and Retained Earnings
Year Ended July 31, 2005
(Unaudited)

Revenue	24,240,359
Expenses	
Operating and administrative	18,358,187
Interest and bank charges	173,267
Amortization	2,028,982
Management bonus	2,201,047
	22,761,483
	1,478,876
Gain on disposal of investments	118,203
Investment income	45,645
Commissions	50
	163,898
Earnings(loss) before income taxes	1,642,774
Income taxes	
Current	501,414
Future	9,924
	511,338
Net earnings for the year	1,131,436
Retained earnings - Beginning of year	334,850
Retained earnings end of year	1,466,286

Combined Statement of Cash Flows
Year Ended July 31, 2005
(Unaudited)

OPERATING ACTIVITES	
Cash receipts from customers	21,643,437
Cash paid to suppliers ande employees	(19,443,674)
Interest received	205
Income taxes paid	(41,617)
Interest paid	(119,576)
Dividend income	-
Goods and services taxes	77,057
Cash flow from operating activites	2,115,832
INVESTING ACTIVITIES	
Purchase of equipment	(1,892,960)
Proceeds on disposal of equipment	343,100
Deposit on capital asset purchase	(14,000)
Purchase of race boat investment	(35,000)
Purchase of Credit union Investment	(21)
Purchase of UFA investment	(26,251)
Cash flows used by investing activities	(1,625,132)
FINANCING ACTIVITIES	
Proceeds from long term financing	1,040,280
Repayment of long term debt	(1,619,208)
Repayment of obligations under capital lease	(465,760)
Advances from shareholders	97,957
Dividends paid	
Cash flow used by financing activities	(946,731)
DECREASE IN CASH FLOWS FOR THE YEAR	(456,031)
DEFICIENCY - BEGINNING OF YEAR	(906,727)
DEFICIENCY - END OF YEAR	(1,362,758)
CASH (DEFICIENCY) CONSISTS OF	
Cash	57,058
Bank overdraft	(679,816)
Bank operating loan	(740,000)
	(1,362,758)

JIM MOFFATT CONSTRUCTION LTD. AND 921639 ALBERTA LTD.
NOTES TO THE COMBINED FINANCIAL STATEMENTS
(Unaudited)

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The financial statements have been prepared by management in accordance with Canadian generally accepted accounting principles. The precise determination of many assets and liabilities is dependent on future events. As a result, the preparation of financial statements for a period involves the use of estimates and approximations. The financial statements have in management's opinion, been properly prepared within reasonable limits of materiality and within the framework of the accounting policies summarized below:

Property and equipment

Property and equipment are stated at cost less accumulated amortization. Property and equipment are amortized over their estimated useful lives at the following rates and methods:

Contractors' equipment	20% to 30%	declining balance method
Automotive equipment	30%	declining balance method
Computer equipment	30%	declining balance method
Leasehold improvements	20 years	straight-line method
Aircraft	nil	not amortized

In the year of acquisition, amortization is applied at full normal rates. When property and equipment are disposed, the cost of the asset and the related accumulated amortization are removed from the accounts and any resulting gain or loss on disposal is reflected in income. No amortization is recorded in the year of disposition.

Investments

Investments are carried at the lower of cost and market value.

Future income taxes

The liability method of tax allocation is used in accounting for income taxes. Under this method, future tax assets and liabilities are determined based on differences between the financial reporting and tax basis of assets and liabilities, and measured using the substantially enacted tax rates and laws that will be in effect when the differences are expected to reverse.

Revenue recognition

Revenue is normally recognized when the services are provided to the customer and collectibility is reasonably assured.

JIM MOFFATT CONSTRUCTION LTD. AND 921639 ALBERTA LTD.
NOTES TO THE COMBINED FINANCIAL STATEMENTS
(Unaudited)

2. PROPERTY AND EQUIPMENT

2005

	Cost	Accumulated amortization	Net book value
Land	75,000	-	75,000
Building	948,988	482,622	466,366
Contractors' equipment	8,844,020	5,322,155	3,521,865
Automotive equipment	1,957,114	1,161,891	795,223
Computer equipment	8,556	7,509	1,047
Leasehold improvements	102,999	59,798	43,201
Aircraft	110,000	1,600	108,400
Equipment	122,473	96,002	26,471
Office Equipment	21,221	5,407	5,814
	$12,190,371	$7,150,984	$5,043,387

Capital Assets held under capital lease (sub-note)

The following assets included above are held under capital lease (Note 8):

2005

	Cost	Accumulated amortization	Net book value
Contractors' equipment	1,431,924	545,245	886,679
Automotive equipment	188,750	96,263	92,487
	$1,620,674	$641,508	$979,166

3. LONG TERM INVESTMENTS

UFA patronage equity	146,040
Racing boat	137,884
Cash surrender value of life insurance policies	74,258
Fairview District Credit Union share account	294
	$358,476

4. LINE OF CREDIT

The company has an authorized demand operating loan/bank overdraft limit of $1,500,000 for the months of October to March and $750,000 for the months of

April to September. The nature of the collateral lodged in support of these debts are a general security agreement, accounts receivable, various specified pieces of equipment and a personal guarantee of the shareholder. The amount is due on demand with interest paid monthly at prime plus 1.25%.

5. DUE TO SHAREHOLDERS

The amounts due to shareholders are unsecured, non-interest bearing and are subject to payment on demand.

6. LONG TERM DEBT

Bank loans payable to Canadian Western Bank in monthly instalments of $4,300 and $6,900 including interest at 5.25% and at 6.25%, maturing July 2005 to September 2006. One loan was paid out during the year. Security is provided by specific pieces of equipment (with a carrying value of $68,600).

- $56,372 at 5.25% maturing September 2006

John Deere Credit conditional sales contract payable in monthly instalments of $7,399 including interest at 3.9% per annum, maturing December 2006. Security is provided by specific equipment (with a carrying value of $159,054.

- $122,196 at 3.9% maturing December 2006.

GMAC conditional sales contracts payable in aggregate monthly instalments of $11,209 including interest at 0% to 6.9%, maturing October 2006 to June 2008. Security is provided by specific pieces of equipment (with a total carrying value of $259,044).

-$16,945 at 6.9%, maturing June 2007
-$16,945 at 6.9%, maturing June 2007
-$23,638 at .02%, maturing June 2008
-$17,097 at 0%, maturing August 2007
-$16,539 at 0%, maturing August 2007
-$14,318 at 0%, maturing October 2006
-$12,178 at 0%, maturing October 2006
-$12,178 at 0%, maturing October 2006
-$12,143 at 0%, maturing October 2006
-$12,146 at 0%, maturing December 2007
-$17,348 at 0%, maturing December 2007
-$17,917 at 0%, maturing December 2007
-$32,998 at 0%, maturing June 2008
-$35,746 at 1.9%, maturing October 2007

GE Capital conditional sales contracts payable in aggregate monthly instalments of $42,145 including interest at 4.75% to 6.00%, maturing May 2006 to April 2008. Security is provided by specific pieces of equipment (with a total carrying value of $712,268).

-$60,221 at 4.75%, maturing May 2006
-$221,684 at 6.00%, maturing May 2007
-$73,824 at 6.75%, maturing August 2006
-$142,882 at 6.25%, maturing November 2006
-$273,680 at 6.00%, maturing April 2008

Komatsu Financial conditional sales contract payable in aggregate monthly instalments of $26,097 including interest at 0% to 1.99%, maturing June 2006 to November 2006. Security is provided by specific pieces of equipment (with a total carrying value of $443,352).

-$102,583 at 1.99%, maturing June 2006
-$133,467 at 0%, maturing November 2006
-$133,467 at 0%, maturing November 2006.

Cat Financial conditional sales contract payable in monthly instalments of $10,221 including interest at 5.75%(with one year interest free), maturing April 2008. Security is provided by specific equipment (with a carrying value of $247,428).
-$323,181 at 5.75% maturing April 2008

Amounts payable within one year
(1,148,499)

Principal repayment terms are approximately:

2006	1,148,499
2007	549,147
2008	204,047
	$1,901,693

7. OBLIGATIONS UNDER CAPITAL LEASE

CIT Financial Ltd. capital lease obligation bearing interest at 10.25% per annum. Lease commitment of one payment of $95,000 (plus GST) and 42 monthly payments of $2,867 (plus GST) commencing March 2003. Capital lease obligation was paid out during the year.

John Deere Credit capital lease obligation bearing interest at 4.5% per annum. Lease commitment of 48 monthly payments of $7,370 (plus GST) commencing June 2003. There is an option to purchase at the end of the lease for $1 (plus GST).
-$155,349

CIT Financial Ltd. capital lease obligation bearing interest at 10.75% per annum. Lease commitment of 42 monthly payments of $4,830 (plus GST) commencing December 2001. Capital lease obligation was paid out during the year.

CIT Financial Ltd. capital lease obligation bearing interest at 9.341% per annum. Lease commitment of 42 monthly payments of $4,743 (plus GST) commencing February 2004. There is an option to purchase at the end of the lease for $200 (plus GST).
-$107,975

John Deere Credit capital lease obligation bearing interest at 3.95% per annum. Lease commitment of 36 monthly payments of $10,186 (plus GST) commencing November 2004. The company will assume ownership at the end of the lease.
-$262,754

John Deere Credit capital lease obligation bearing interest at 4.95% per annum. Lease commitment of 48 monthly payments of $6,155 (plus GST) commencing April 2005. There is an option to purchase at the end of the lease for $1 (plus GST).
-$252,183

Cat Financial Ltd. capital lease obligation bearing interest at 5.4% per annum. Lease commitment of 36 monthly payments of $10,076 (plus GST) commencing June 2005. There is an option to purchase at the end of the lease for $123,165 (plus GST).
-$414,092

Amounts payable within one year
401,390

Future minimum capital lease payments are approximately:

2006
401,390

2007
416,608

2008
320,480

2009
53,875

Total minimum lease payments
1,192,353

8. SHARE CAPITAL

Authorized:
Jim Moffatt Construction Ltd.

Unlimited
Class A voting, common shares without par value

Unlimited
Class B voting, common shares without par value

Unlimited
Class C voting, common shares without par value

Unlimited
Class D non-voting, preferred shares redeemable at $1,000 per share

Authorized:
921639 Alberta Ltd.

Unlimited
Class A to J voting, common shares without par value

Unlimited
Class K to N non-voting, common shares without par value

Unlimited
Class O non-voting, non-cumulative, redeemable, retractable, preferred shares without par value
Unlimited
Class P to S non-voting, non-cumulative, preferred shares without par value

Unlimited
Class T to V non-voting, non-cumulative, redeemable, retractable, preferred shares without par value

Unlimited
Class W to X voting, non-cumulative, redeemable, retractable, preferred shares without par value

Unlimited
Class Y to Z non-voting, non-cumulative, redeemable, retractable, preferred shares without par value

Issued:

100 Class A common shares - Jim Moffatt Construction Ltd.	100
135 Class D preferred shares – Jim Moffatt Construction Ltd.	135
1,000 Class A common shares - 921639 Alberta Ltd.	100
	$335

9. RELATED PARTY TRANSACTIONS

During the year, the company paid $12,000 to the shareholders for shop and yard facilities rent.

The company paid $61,847 (2004 - $32,772) for construction services from BJ Moffatt Enterprises Ltd., a company controlled by a child of the shareholders.

These transactions are in the normal course of operations and are measured at the exchange amount, which is the amount of consideration established and agreed to by the related parties.

10. ECONOMIC DEPENDENCE

The primary business of the company is oilfield related construction. During the year, 59% of the company's revenue were generated from one customer. The effect of a discontinuance of this contract on the company's viability is not determinable.

11. FINANCIAL INSTRUMENTS

Credit risk

The company is exposed to credit risk on the accounts receivable from customers. An allowance for doubtful accounts is established based upon factors surrounding the credit risk of specific accounts, historical trends and other information. The company has a significant number of customers which minimizes concentration of credit risk.

Fair value

The carrying values of cash and cash equivalents, accounts receivable, accounts payable and amounts due to shareholders approximate their fair value due to the immediate or short term maturity of these instruments.

The carrying value of the preferred shares, long term debt and obligations under capital lease approximates the fair value as the interest rates are consistent with the current rates offered to the company for debt with similar terms.

Currency risk

The company conducts its operations solely in Canada and currently does not enter into transactions in foreign currencies.

12. CONTINGENT LIABILITY

The company is disputing proposed reassessments of 2003 and 2004 taxable income with Canada Revenue Agency. The outcome of this dispute and the amount of any liability which may arise is not known as of the date of these financial statements.

13. CAPITAL DIVIDEND ACCOUNT

Under a provision of the Income Tax Act, a portion of the capital gains (net of capital losses) experienced by the company are not subject to tax. The non-taxable portion results in adjustments to the balance of the capital dividend account. The capital dividend account can be paid out of retained earnings in the form of a tax-free dividend to the shareholders subsequent to the tax department approval of an election. The combined accumulated balance of the capital dividend account at July 31, 2005 is $7,617(Jim Moffatt Construction Ltd. - $6,922, 921639 Alberta Ltd. - $695).

JIM MOFFATT CONSTRUCTION LTD. AND 921639 ALBERTA LTD.

Combined Financial Statements

Period ended April 30, 2007

Jim Moffat Construction Ltd. and 921639 Alberta Ltd.
Combined Balance Sheet
As of April 30, 2007
(Unaudited)

	Apr.30/07	*July 31/06*
ASSETS		
Current		
Cash	1,898,594	901,303
Accounts receivable	4,969,056	4,696,372
Prepaids	109,057	167,910
	6,976,707	5,765,585
Long term investments	356,013	472,937
Property Plant & Equipment	7,136,683	6,364,463
Future income taxes	238,907	132,205
	14,708,310	**12,735,190**
LIABILITIES		
Current		
Accounts payable and accrued liabilities	1,037,292	1,124,525
Accrued management bonus	1,316,500	5,818,700
Income taxes payable	545,575	68,889
Shareholder advances	5,284,579	1,633,701
Current portion of long term debt	1,264,508	1,166,653
Current portion of obligations under capital lease	325,233	416,609
Preferred shares	135,000	135,000
	9,908,687	10,364,077
Long term debt	1,286,001	1,444,598
Obligations under capital lease	119,559	374,051
Future income taxes	88,795	0
	11,403,042	12,182,726
SHAREHOLDERS' EQUITY		
Common shares	200	200
Retained earnings	3,305,068	552,264
	3,305,268	552,464
	14,708,310	**12,735,190**

Jim Moffat Construction Ltd. and 921639 Alberta Ltd.
Statement of Income (Loss) and Retained Earnings
As of April 30, 2007
(Unaudited)

	3 mos Apr.30/07	9 mos Apr.30/07	3 mos Apr.30/06	9 mos Apr.30/06
Revenue	5,836,611	18,231,776	6,446,564	23,054,450
Expenses				
Operating & administrative	4,468,071	11,928,318	4,979,514	16,646,763
Interest	8,743	23,714	7,717	47,831
Interest - long term	64,904	147,581	23,366	69,500
Interest on capital lease obligations	6,441	21,791	12,603	37,809
Amortization	581,366	1,714,999	639,826	1,919,479
Management bonus	0	1,316,500	1,592,175	4,776,525
	5,129,525	15,152,903	7,255,201	23,497,907
Other income (expense)				
Investment income	1,788	8,412	224	484
Gain on disposal of property, plant, & equipment	271,279	194,551	0	3,131
	273,067	202,963	224	3,615
Earnings (loss) before income taxes	980,153	3,281,836	(808,413)	(439,842)
Income tax expense (recovery)				
Current	152,431	546,939	(140,680)	(101,994)
Future	5,570	(17,907)	10,364	31,091
	158,001	529,032	(130,316)	(70,903)
Net earnings (loss) for the period	822,152	2,752,804	(678,097)	(368,939)
Retained Earnings, Beginning of period	2,482,916	552,264	1,775,444	1,466,286
Retained Earnings, End of period	3,305,068	3,305,068	1,097,347	1,097,347

Jim Moffat Construction Ltd. and 921639 Alberta Ltd.
Combined Statement of Cash Flow
As of April 30, 2007
(Unaudited)

	3 mos Apr.30/07	9 mos Apr.30/07	3 mos Apr.30/06	9 mos Apr.30/06
Cash provided by (used in)				
Operating activities				
Net income/(loss) for the period	822,152	2,752,804	(678,097)	(368,939)
Items not affecting cash				
Amortization	581,366	1,714,999	639,826	1,919,479
Gain on disposal of property, plant, and equipment	(271,279)	(194,551)	0	(3,131)
Future income taxes	5,570	(17,907)	10,364	31,091
Non cash dividend	(6,410)	(6,410)	0	0
	1,131,399	4,248,935	(27,907)	1,578,500
Changes in non-cash working capital				
Accounts receivable	2,876,448	(272,684)	1,694,508	(1,021,039)
Prepaids	(27,140)	58,853	38,766	118,669
Accounts payable and accrued liabilities	(1,360,599)	(87,233)	(1,337,447)	72,165
Income taxes payable	155,608	476,686	(158,758)	(451,477)
Management bonus payable	0	(4,502,200)	1,592,175	2,575,478
	2,775,716	(77,643)	1,801,337	2,872,296
Investing activities				
Property, plant, and equipment purchases	1,199	(2,758,424)	(1,718,122)	(3,384,124)
Property, plant, and equipment sales	194,000	465,756	0	25,000
Proceeds on sale of investments	0	123,334	0	0
	195,199	(2,169,334)	(1,718,122)	(3,359,124)
Financing activities				
Long term debt advances	0	940,983	1,031,105	2,619,641
Long term debt repayments	(319,114)	(1,001,725)	(528,200)	(1,811,145)
Repayment of capital lease obligations	(130,555)	(345,868)	(99,799)	(284,942)
Shareholder advances (repayments)	(42,055)	3,650,878	(55,015)	1,436,735
	(491,724)	3,244,268	348,091	1,960,289
Increase (decrease) in cash	2,479,191	997,291	431,306	1,473,461
Cash - Beginning of period	(580,597)	901,303	(342,053)	(1,384,208)
Cash - End of period	1,898,594	1,898,594	89,253	89,253
Supplementary information				
Interest paid	80,087	193,086	43,686	155,140
Income taxes paid	0	(788,333)	(4,923)	729,429

JIM MOFFATT CONSTRUCTION LTD. AND 921639 ALBERTA LTD.
NOTES TO THE COMBINED FINANCIAL STATEMENTS
(Unaudited)

1. Basis of Presentation

These interim unaudited combined financial statements do not include all of the disclosures required by Canadian generally accepted accounting principles for annual financial statements and, accordingly, should be read in conjunction with the combined financial statements for the year ended July 31, 2006. These unaudited interim combined financial statements follow the same accounting policies and method of computation as used in the 2006 combined statements. The accompanying statements include all normally recurring adjustments, which in the opinion of management, are necessary to present fairly the Company's financial position as at April 30, 2007 and the results of operation and earnings and cash flows for the periods ending April 30, 2007 and April 30, 2006.

2. Nature of Business

Moffatt Construction Ltd. and 921639 Alberta Ltd. (collectively the "Company" and "Moffatt Construction") were incorporated under the Business Corporations Act of the Province of Alberta. Their principal focus is on road construction and maintenance.

These financial statements are prepared on a combined basis as the entities are under common control. The combined balances are presented after elimination of intercompany transactions and balances.

The Company's business is considered to have some seasonality, with peak levels generally occurring in the first and fourth calendar year quarters.

3. Financial Instruments

Economic Dependence

During the nine month period ending April 30, 2007, 19% of the Company's revenues were generated from one customer (32% - 2006).

During the three month period ending April 30, 2007, 15 % of the Company's revenues were generated from one customer (41% - 2006).

4. Subsequent event

The Company has agreed to sell 100% of its shares to a subsidiary of Petrowest Energy Services Trust effective May 18, 2007. As consideration for the shares and shareholder loans, the shareholders received an aggregate amount of $26,660,274.

Quigley Contracting

Combined Financial Statements
September 30, 2006

PRICEWATERHOUSECOOPERS

PricewaterhouseCoopers LLP
Chartered Accountants
111 5th Avenue SW, Suite 3100
Calgary, Alberta
Canada T2P 5L3
Telephone +1 (403) 509 7500
Facsimile +1 (403) 781 1825

May 4, 2007

Auditors' Report

To the Shareholders of
Quigley Contracting Ltd., LMQ Enterprises Ltd. and 529805 B.C. Ltd.

We have audited the combined balance sheet of **Quigley Contracting** as at September 30, 2006 and the combined statements of earnings and retained earnings and cash flows for the year then ended. These financial statements are the responsibility of the company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with Canadian generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these combined financial statements present fairly, in all material respects, the financial position of the company as at September 30, 2006 and the results of its operations and its cash flows for the year then ended in accordance with Canadian generally accepted accounting principles.

PricewaterhouseCoopers LLP

Chartered Accountants
Calgary, Alberta

Quigley Contracting

Combined Balance Sheet

As at September 30, 2006

	2006 $	2005 $ (Unaudited)
Assets		
Current assets		
Cash	1,054,703	1,159,173
Accounts receivable	4,340,498	4,775,370
Inventory	322,137	182,444
Prepaids	83,825	52,066
Income taxes recoverable	199	-
Due from shareholder (note 5)	337,418	-
	6,138,780	6,169,053
Loan receivable (note 6)	773,868	150,000
Long-term investments (note 3)	2,076,085	300,000
Property and equipment (note 4)	4,925,701	3,389,322
	13,914,434	10,008,375
Liabilities		
Current liabilities		
Accounts payable and accrued liabilities	695,159	1,533,689
Income taxes payable	83,769	42,540
Management bonus payable	5,266,827	3,522,500
Current portion of capital lease obligation (note 7)	373,452	292,478
Due to shareholder (note 5)	2,229,539	240,039
	8,648,746	5,631,246
Capital lease obligation (note 7)	274,851	341,641
	8,923,597	5,972,887
Shareholder's Equity		
Common shares (note 8)	300	300
Retained earnings	4,990,537	4,035,188
	4,990,837	4,035,488
	13,914,434	10,008,375

Commitments (note 10)

Quigley Contracting

Combined Statement of Earnings and Retained Earnings

For the year ended September 30, 2006

	2006 $	2005 $ (Unaudited)
Revenue	21,316,157	14,533,657
Expenses		
Operating and administrative	13,617,956	8,882,660
Amortization	1,416,507	1,154,107
Management remuneration	5,266,827	3,522,500
	20,301,290	13,559,267
	1,014,867	974,390
Other income (expense)		
Interest income	65,861	5,467
Gain on disposal of property and equipment	99,835	36,098
	165,696	41,565
Earnings before income taxes	1,180,563	1,015,955
Income tax expense – current (note 9)	225,214	206,790
Net earnings for the year	955,349	809,165
Retained earnings – Beginning of year	4,035,188	3,226,023
Retained earnings – End of year	4,990,537	4,035,188

Quigley Contracting

Combined Statement of Cash Flows

For the year ended September 30, 2006

	2006 $	2005 $ (Unaudited)
Cash provided by (used in)		
Operating activities		
Net earnings for the year	955,349	809,165
Items not affecting cash		
Amortization	1,416,507	1,154,107
Gain on disposal of property and equipment	(99,835)	(36,098)
	2,272,021	1,927,174
Changes in non-cash working capital		
Accounts receivable	434,873	(3,217,301)
Inventory	(139,693)	(182,444)
Prepaids	(31,759)	(52,066)
Accounts payable and accrued liabilities	(838,531)	343,066
Income taxes payable	120,530	(87,500)
Management bonus payable	1,744,327	3,522,500
	1,289,747	326,255
	3,561,768	2,253,429
Investing activities		
Property and equipment purchases	(2,556,417)	(857,626)
Proceeds on disposal of property and equipment	177,110	379,194
Investments	(1,776,085)	(50,000)
Loans receivable	(623,868)	(150,000)
	(4,779,260)	(678,432)
Financing activities		
Capital lease obligations repayments	(459,560)	(794,920)
Advances to shareholders	1,572,582	35,484
	1,113,022	(759,436)
Increase (decrease) in cash	(104,470)	815,561
Cash – Beginning of year	1,159,173	343,612
Cash – End of year	1,054,703	1,159,173
Supplementary information		
Interest paid	10,560	4,644
Income taxes paid	78,050	194,664
Non cash transactions		
Property and equipment purchased through capital lease	473,743	822,038

Quigley Contracting
Notes to Combined Financial Statements
September 30, 2006

1 Nature of operations

Quigley Contracting Ltd., LMC Enterprises Ltd. and 529805 BC Ltd. (collectively the "Company" and Quigley Contracting") were incorporated under the British Columbia Companies Act. Their principal focus is on road construction and maintenance.

These financial statements are prepared on a combined basis as they are under common control. The combined balances are presented after elimination of intercompany transactions and balances.

The Company's business is considered to have some seasonality, with peak levels generally in the second and third calendar year quarters.

2 Summary of significant accounting policies

The financial statements are stated in Canadian dollars and have been prepared in accordance with Canadian generally accepted accounting principles.

Investments

Investments are portfolio investments and are recorded at cost less any provisions for other than temporary loss on investment.

Inventory

Inventory consists of parts, culverts and retail and are valued at the lower of cost and net realizable value.

Property, plant and equipment

Property and equipment are recorded at cost less accumulated amortization. Equipment is amortized using the declining balance method over their estimated useful lives at the following rates:

Equipment	20 – 30%
Leasehold	Over term of the lease
Automotive	30%
Construction equipment	30%

Management assesses the carrying amount of property and equipment for impairment when facts and circumstances indicate a potential impairment. If it is determined that the estimated net recoverable amount is less than the net carrying amount, a write-down to the asset's fair value is recognized during the period.

Revenue recognition

Revenue is recognized when services have been provided and ultimate collection is reasonably assured.

Future income taxes

The Company uses the liability method of income tax allocation in accounting for income taxes. Under this method, future income tax assets and liabilities are determined based on temporary differences between the financial reporting and income tax bases of assets and liabilities, and measured using the substantively enacted income tax rates and laws that will be in effect when the temporary differences are expected to reverse.

Measurement uncertainty

The preparation of financial statements in conformity with Canadian generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amount of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the period. Such estimates include providing amortization of property and equipment and recoverability of accounts receivable. Actual results could differ from these estimates.

3 Long-term investments

	2006 $	2005 $ (Unaudited)
Term deposits	608,994	300,000
Securities (market value – $1,437,091)	1,467,091	-
	2,076,085	300,000

4 Property and equipment

			2006	2005
	Cost $	Accumulated amortization $	Net $	Net $ (Unaudited)
Equipment	490,811	239,676	251,135	199,630
Leasehold	79,872	9,249	70,623	6,309
Automotive	2,727,217	1,382,475	1,344,742	956,923
Construction equipment	7,816,472	4,557,271	3,259,201	2,226,460
	11,114,372	6,188,671	4,925,701	3,389,322

Included in property and equipment are assets under capital lease with a cost of $2,216,680 (2005 – $871,443) and accumulated amortization of $289,508 (2005 – $143,315).

5 Due to/from shareholder

The due to/from shareholders are unsecured, interest free and are repayable on demand.

6 Loans receivable

Loans receivable bear interest at 8% per annum and have no fixed repayment terms.

7 Capital lease obligations

	2006 $	2005 $ (Unaudited)
Capital leases with GMAC bearing interest at 0% per annum (except for one loan bearing interest at 1.9%), repayable in monthly blended payments of $6,276. The loans mature on various dates from May 5, 2007 to August 14, 2009 and they are securitized by a general security agreement	124,858	138,507
Capital leases with John Deere Credit Inc. bearing interest at 0% per annum (except for one loan bearing interest at 3.95%), repayable in monthly blended payments of $40,165. The loans mature on various dates from January 27, 2007 to April 28, 2008 and they are securitized by a general security agreement	343,232	495,612
Capital leases with LMQ bearing interest at 1.9% per annum, repayable in monthly blended payments of $6,436. The loan matures on October 1, 2009 and they are securitized by a general security agreement	180,213	-
	648,303	634,119
Less: Current portion	(373,452)	(292,478)
	274,851	341,641

Principal repayments as at September 30, 2006 are as follows:

	$
2007	420,439
2008	206,454
2009	40,290
	667,183
Less: Imputed interest	(18,880)
	648,303

8 Share capital

Quigley Contracting Ltd.

Authorized
10,000 common shares with no par value
100,000 preferred shares, $100 par value

Issued

	2006 $	2005 $ (Unaudited)
100 Common shares	100	100

LMQ Enterprises Ltd.

Authorized
Unlimited number of shares
1,000 common shares with no par value

Issued

	2006 $	2005 $ (Unaudited)
100 common shares	100	100

529805 B.C. Ltd.

Authorized
Unlimited number of shares
1,000 common shares with no par value

Issued

	2006 $	2005 $ (Unaudited)
100 common shares	100	100

9 Income taxes

	2006 $	2005 $ (Unaudited)
Earnings before income taxes	1,180,563	1,015,955
Combined statutory rates	19.87%	20.34%
Calculated expected income taxes	234,578	206,633
Increase (decrease)		
Non-deductible expenses and other	(9,364)	157
	225,214	206,790
Represented by		
Current income tax provision	225,214	206,790

10 Commitment

The future maximum operating lease payments as at September 30, 2006 over the next five years for equipment are as follows:

	$
2007	488,075
2008	529,160
2009	447,487
2010	215,074
2011	36,645

11 Financial instruments

Fair values of financial instruments

The Company's financial instruments consist of cash, investments, accounts receivable, accounts payable and accrued liabilities, management bonus payable, due to/from shareholder and capital lease obligation. The fair value of these financial instruments approximates their carrying values due to their relatively short term to maturity of the instruments or interest rate related to the instruments with the exception of the capital lease obligation.

Credit risk

During 2006, one customer accounted for 44% of the accounts receivable balance at year end (2005 – 55% to three customers (unaudited)).

Economic dependence

During the year ended September 30, 2006, the Company has sales of 64% (September 30, 2005 – 70% (unaudited)) to four customers.

Interest risk

The Company is exposed to interest rate risk as a result of the issuance of fixed rate debt, as outlined in notes 6 and 7.

12 Related party transactions

During the year, shop rent and accounting fees were paid to the shareholder in the amount of $113,233 (2005 – $31,347 (unaudited)) and $7,750 (2005 – $4,250 (unaudited)), respectively. These transactions are in the normal course of operations and is measured at the exchange amount, which is the amount of consideration established and agreed to by the related parties.

13 Segmented information

In the opinion of management, the Company has only one business segment, which is the business of road construction and maintenance.

14 Subsequent event

The Company has entered into a letter of intent whereby Petrowest Energy Services Trust, through a subsidiary, will acquire 100% of the shares of the Company and all outstanding shareholder loans for cash and Trust units.

QUIGLEY CONTRACTING

Combined Financial Statements

Period ended March 31, 2007

Quigley Contracting
Combined Balance Sheet
As of March 31, 2007
(Unaudited)

	Mar.31/07	*Sept.30/06*
ASSETS		
Current		
Cash	3,323,674	*1,054,703*
Accounts receivable	2,943,148	*4,340,498*
Inventory	331,252	*322,137*
Prepaids	39,284	*83,825*
Income tax recoverable	3,072	*199*
Due from Shareholder	337,418	*337,418*
	6,977,848	*6,138,780*
Loan Receivable	785,967	*773,868*
Long term investments	1,588,870	*2,076,085*
Property & Equipment	4,124,240	*4,925,701*
	13,476,925	*13,914,434*
LIABILITIES		
Current		
Accounts payable and accrued liabilities	486,565	*695,159*
Income taxes payable	23,227	*83,769*
Management bonus payable	6,489,409	*5,266,827*
Current portion of capital lease	191,393	*373,452*
Due to shareholder	876,833	*2,229,539*
	8,067,427	*8,648,746*
Capital lease obligation	252,472	*274,851*
	8,319,899	8,923,597
SHAREHOLDERS' EQUITY		
Common shares	300	*300*
Retained earnings	5,156,726	*4,990,537*
	5,157,026	*4,990,837*
	13,476,925	*13,914,434*

Quigley Contracting
Statement of Earnings/(Loss) and Retained Earnings
As of March 31, 2007
(Unaudited)

	3 mos Mar.31/07	6 mos Mar.31/07	3 mos Mar.31/06	6 mos Mar.31/06
Revenue	3,779,498	7,180,794	8,908,775	14,635,358
Expenses				
Operating & administrative	2,607,590	5,173,647	5,932,267	9,497,077
Amortization	364,184	728,530	366,664	733,328
Management bonus	0	1,140,082	1,596,066	4,418,908
	2,971,774	7,042,259	7,894,997	14,649,313
Other income (expense)				
Interest income	22,963	74,391	2,481	3,001
	22,963	74,391	2,481	3,001
Earnings before income taxes	830,687	212,926	1,016,259	(10,954)
Income tax expense				
Current	178,566	46,737	193,870	(2,405)
	178,566	46,737	193,870	(2,405)
Net earnings/(Loss) for the period	652,121	166,189	822,389	(8,549)
Retained Earnings, Beginning of period	4,504,605	4,990,537	3,204,250	4,035,188
Retained Earnings, End of period	5,156,726	5,156,726	4,026,639	4,026,639

Quigley Contracting
Combined Statement of Cash Flow
As of March 31, 2007
(Unaudited)

	3 mos Mar.31/07	6 mos Mar.31/07	3 mos Mar.31/06	6 mos Mar.31/06
Cash provided by (used in)				
Operating activities				
Net income/(loss) for the period	652,121	166,189	822,389	(8,549)
Items not affecting cash				
Amortization	364,184	728,530	366,664	733,328
	1,016,305	894,719	1,189,053	724,779
Changes in non-cash working capital				
Accounts receivable	244,835	1,397,350	(2,211,303)	(3,577,864)
Inventory	147,999	(9,115)	(642,733)	(521,914)
Prepaids	11,074	44,541	0	50,183
Accounts payable and accrued liabilities	36,193	(208,594)	1,133,247	1,543,016
Income taxes payable	135,413	(63,415)	144,302	(153,017)
Management bonus	0	1,222,582	1,596,066	2,948,908
	1,591,819	3,278,068	1,208,632	1,014,091
Investing activities				
Property and equipment purchases	(8,300)	(9,156)	(394,628)	(803,937)
Proceeds on disposal of property and equipment	0	83,087	8,350	59,875
Investments	(7,572)	487,215	(1,000,000)	(1,001,152)
Loans receivable	0	(12,099)	0	(300,000)
	(15,872)	549,047	(1,386,278)	(2,045,214)
Financing activities				
Capital lease obligation repayments	(118,140)	(204,438)	(36,052)	(51,310)
Shareholder advances	(404,628)	(1,355,706)	(166,038)	1,304,125
	(522,768)	(1,560,144)	(202,090)	1,252,815
Increase (decrease) in cash	1,053,179	2,266,971	(379,736)	221,692
Cash - Beginning of period	2,270,495	1,054,703	1,760,601	1,159,173
Cash - End of period	3,323,674	3,321,674	1,380,865	1,380,865
Supplementary information				
Interest paid	247	2,153	0	352
Income taxes paid	0	63,415	(144,302)	153,017

QUIGLEY CONTRACTING LTD., 529805 B.C. LTD., AND LMQ ENTERPRISES LTD.
NOTES TO THE COMBINED FINANCIAL STATEMENTS
(Unaudited)

1. Basis of Presentation

These interim unaudited combined financial statements do not include all of the disclosures required by Canadian generally accepted accounting principles for annual financial statements and, accordingly, should be read in conjunction with the combined financial statements for the year ended September 30, 2006. These unaudited interim combined financial statements follow the same accounting policies and method of computation as used in the 2006 combined statements. The accompanying statements include all normally recurring adjustments, which in the opinion of management, are necessary to present fairly the Company's financial position as at March 31, 2007 and the results of operation and earnings and cash flows for the periods ending March 31, 2007 and March 31, 2006.

2. Nature of operations

Quigley Contracting Ltd., LMQ Enterprises Ltd., and 529805 B.C. Ltd. (collectively the "Company" and "Quigley Contracting") were incorporated under the British Columbia Companies Act. Their principal focus is on road construction and maintenance.

These financial statements are prepared on a combined basis as the entities are under common control. The combined balances are presented after elimination of intercompany transactions and balances.

The Company's business is considered to have some seasonality, with peak levels generally occurring in the first and fourth calendar year quarters.

3. Financial instruments

Credit concentration

As at March 31, 2007, one customer associated with the oil and gas industry accounted for 27% of the total accounts receivable of the Company (2006 – 44%). The remaining accounts receivable balance is distributed throughout the Company's large customer base.

Economic Dependence

During the six month period ending April 30, 2007, the Company has sales of 64% to four customers (September 30, 2006 – 64%).

4. Subsequent Event

The Company has agreed to sell 100% of its shares to a subsidiary of Petrowest Energy Services Trust effective May 18, 2007. As consideration for the shares and shareholder loans, the shareholders received an aggregate amount of $29,362,979.

Cutbank Trucking Ltd. and Cutbank Transport Ltd.

Combined Financial Statements
May 31, 2006



PricewaterhouseCoopers LLP
Chartered Accountants
111 5th Avenue SW, Suite 3100
Calgary, Alberta
Canada T2P 5L3
Telephone +1 (403) 509 7500
Facsimile +1 (403) 781 1825

April 27, 2007

Auditors' Report

To the Shareholders of
Cutbank Trucking Ltd. and Cutbank Transport Ltd.

We have audited the combined balance sheet of **Cutbank Trucking Ltd. and Cutbank Transport Ltd.** (the "Company") as at May 31, 2006 and the combined statements of earnings and retained earnings and cash flows for the year then ended. These financial statements are the responsibility of the company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with Canadian generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these combined financial statements present fairly, in all material respects, the financial position of the Company as at May 31, 2006 and the results of its operations and its cash flows for the year then ended in accordance with Canadian generally accepted accounting principles.

PricewaterhouseCoopers LLP

Chartered Accountants

PricewaterhouseCoopers refers to the Canadian firm of PricewaterhouseCoopers LLP and the other member firms of PricewaterhouseCoopers International Limited, each of which is a separate and independent legal entity.

Cutbank Trucking Ltd. and Cutbank Transport Ltd.

Combined Balance Sheet

As at May 31, 2006

	2006 $	2005 $ (Unaudited)
Assets		
Current assets		
Cash	2,142,106	1,368,276
Accounts receivable	1,132,664	1,398,703
Inventory	125,898	107,807
Prepaids	22,311	20,051
Income taxes recoverable	-	5,486
	3,422,979	2,900,323
Long-term investments (note 3)	63,388	60,026
Property, plant and equipment (note 4)	2,347,949	1,992,256
	5,834,316	4,952,605
Liabilities		
Current liabilities		
Accounts payable and accrued liabilities	435,867	567,093
Accrued management bonus	2,445,000	844,594
Income taxes payable	9,903	4,017
Shareholder advances (note 9)	12,882	365,540
Due to related party (note 9).	1,074,631	1,574,631
Redeemable preferred shares (note 5)	870,000	870,000
	4,848,283	4,225,875
Future income taxes (note 6)	26,144	22,379
	4,874,427	4,248,254
Shareholders' Equity		
Common shares (note 5)	217	217
Retained earnings	959,672	704,134
	959,889	704,351
	5,834,316	4,952,605

Cutbank Trucking Ltd. and Cutbank Transport Ltd.

Combined Statement of Earnings and Retained Earnings

For the year ended May 31, 2006

	2006 $	2005 $ (Unaudited)
Revenue	13,656,100	9,559,979
Expenses		
Operating and administrative	9,881,731	7,213,355
Amortization	988,716	837,185
Management bonus	2,718,565	1,244,594
	13,589,012	9,295,134
	67,088	264,845
Other income (expense)		
Interest income	68,745	40,555
Gain on disposal of property, plant and equipment	169,168	36,623
Sunlife and UFA dividends	3,583	2,999
	241,496	80,177
Earnings before income taxes	308,584	345,022
Income tax expense (recovery) (note 6)		
Current	47,886	65,453
Future	3,765	(9,655)
	51,651	55,798
Net earnings for the year	256,933	289,224
Retained earnings – Beginning of year	704,134	4,021,171
Preferred share redemption (note 5)	-	(3,623,811)
Refundable taxes (paid) recovered (note 7)	(1,395)	17,550
Retained earnings – End of year	959,672	704,134

Cutbank Trucking Ltd. and Cutbank Transport Ltd.

Combined Statement of Cash Flows

For the year ended May 31, 2006

	2006 $	2005 $ (Unaudited)
Cash provided by (used in)		
Operating activities		
Net earnings for the year	256,933	289,224
Items not affecting cash		
Amortization	988,716	837,185
Gain on disposal of property, plant and equipment	(169,168)	(36,623)
Future income taxes	3,765	(9,655)
Non-cash dividends	(3,362)	(3,981)
	1,076,884	1,076,150
Changes in non-cash working capital		
Accounts receivable	266,039	(658,541)
Inventory	(18,091)	17,897
Prepaids	(2,260)	(4,112)
Accounts payable and accrued liabilities	(131,226)	(140,914)
Income taxes payable	11,372	(17,337)
Management bonus	1,600,406	270,123
	1,726,240	(532,884)
	2,803,124	543,266
Investing activities		
Property, plant and equipment purchases	(1,440,462)	(981,554)
Property, plant and equipment sales	265,221	91,339
	(1,175,241)	(890,215)
Financing activities		
Issuance of share capital	-	101
Callable debt repayments	-	(6,534)
Shareholder advances	(352,658)	328,162
Corporate shares redemption	-	(2,753,811)
Due to related party	(500,000)	1,574,631
Refundable taxes (paid) recovered	(1,395)	17,550
	(854,053)	(839,901)
Increase (decrease) in cash	773,830	(1,186,850)
Cash – Beginning of year	1,368,276	2,555,126
Cash – End of year	2,142,106	1,368,276
Supplementary information		
Interest paid	-	-
Income taxes paid	37,909	65,054

1 Nature of operations

Cutbank Trucking Ltd. and Cutbank Transport Ltd. (collectively the "Company" and "Cutbank Trucking and Transport") were incorporated under the Business Corporations Act (Alberta) on June 24, 1972 and May 23, 1997, respectively. Their principal focus is on log hauling services. These financial statements are prepared on a combined basis as they are under common control and managed by a common ownership group. The combined balances are presented after elimination of intercompany balances.

The Company's business is considered to have some seasonality, with peak levels generally in the first and fourth calendar year quarters.

2 Summary of significant accounting policies

The combined financial statements are stated in Canadian dollars and have been prepared in accordance with Canadian generally accepted accounting principles.

Cash and cash equivalents

Included in cash and cash equivalents are bank overdrafts.

Investments

Investments are portfolio investments and are recorded at cost less any provisions for another than temporary investment.

Inventory

Inventory consists of tires, lubes and parts and are valued at the lower of cost and net realizable value.

Property, plant and equipment

Property and equipment are recorded at cost less accumulated amortization. Equipment is amortized using the declining balance method over their estimated useful lives at the following rates:

Buildings	4%	declining balance method
Office trailer	4%	declining balance method
Furniture and fixtures	20%	declining balance method
Shop equipment	20%	declining balance method
Automotive equipment	30%	declining balance method
Construction equipment	30 – 50%	declining balance method
Camp equipment	20 – 30%	declining balance method
Heavy equipment	30%	declining balance method
Computer equipment	30%	declining balance method

Management assesses the carrying amount of property and equipment for impairment when facts and circumstances indicate a potential impairment. If it is determined that the estimated net recoverable amount is less than the net carrying amount, a write-down to the asset's fair value is recognized during the period.

Revenue recognition

Revenue is recognized when services have been provided and ultimate collection is reasonably assured.

Future income taxes

The Company uses the liability method of income tax allocation in accounting for income taxes. Under this method, future income tax assets and liabilities are determined based on temporary differences between the financial reporting and income tax bases of assets and liabilities, and measured using the substantively enacted income tax rates and laws that will be in effect when the temporary differences are expected to reverse.

Measurement uncertainty

The preparation of financial statements in conformity with Canadian generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amount of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the period. Such estimates include providing amortization of property and equipment and recoverability of accounts receivable. Actual results could differ from these estimates.

3 Long-term investment

	2006 $	2005 $ (Unaudited)
UFA investment in shares and patronage loan – carried at cost	2,510	2,510
UFA partronage equity	307	307
Sun Life shares – 3,445 (2005 – 3,371 shares) (market value – $155,645; 2005 – $132,986)	60,571	57,209
	63,388	60,026

4 Property, plant and equipment

	2006			2005
	Cost $	Accumulated amortization $	Net $	Net $ (Unaudited)
Buildings	121,676	102,062	19,614	17,642
Office trailer	16,566	6,325	10,241	10,668
Furniture and fixtures	99,734	82,852	16,882	20,009
Shop equipment	69,576	50,639	18,937	16,223
Automotive equipment	6,320,418	4,569,030	1,751,388	1,458,666
Construction equipment	2,556,928	2,047,040	509,888	452,731
Camp equipment	53,601	39,759	13,842	6,093
Heavy equipment	28,545	21,691	6,854	9,791
Computer equipment	2,580	2,277	303	433
	9,269,624	6,921,675	2,347,949	1,992,256

5 Share capital

Cutbank Trucking Ltd.

Authorized
- 1,000 common shares no par value
- 1,900 preferred shares no par value

Issued

	2006 $	2005 $ (Unaudited)
100 Common shares	100	100
240 Preferred shares redeemable for $870,000	17	17
	117	117

Cutbank Transport Ltd.

Authorized
- Unlimited number of shares
  - Class A voting common shares with no par value
  - Class B non-voting, common shares with no par value
  - Class C voting, redeemable, preferred shares with no par value
  - Class D non-voting, redeemable, preferred shares with no par value
  - Class E non-voting, redeemable, retractable, preferred share of no par value

Issued

	2006 $	2005 $ (Unaudited)
100 common shares	100	100

During 2005, 1,000 redeemable preferred shares were issued at a redemption value of $3,624 per preferred share. During 2005, 760 of the redeemable preferred shares were transferred from the owner of the preferred shares to a related party and subsequently redeemed for $2,753,811. The remaining 240 redeemable preferred shares are redeemable at the option of the holder for $870,000 and classified as a liability.

6 Income taxes

	2006 $	2005 $ (Unaudited)
Earnings before income taxes	308,584	345,022
Combined statutory rates	16.12%	16.12%
Calculated expected income taxes	49,744	55,618
Increase (decrease)		
Non-deductible expenses	864	207
Other items	1,043	(27)
	51,651	55,798
Represented by		
Current income tax provision	47,886	65,453
Future income tax provision (recovery)	3,765	(9,655)
	51,651	55,798

The component of future income tax liability is as follows:

	2006 $	2005 $ (Unaudited)
Carrying value of property and equipment in excess of tax values	20,003	16,206
Carrying value of investment in excess of tax values	6,247	6,247
Other tax balances	(106)	(74)
	26,144	22,379

7 Refundable dividend taxes

Pursuant to provisions of the Canadian Income Tax Act, certain taxes paid relating to investment income are refundable to the company if taxable dividends are paid. As a result, these taxes are not taken into account in computing net income for the year. As at May 31, 2006, the accumulated amount of refundable taxes charged (recovered) to retained earnings was $1,395 (2005 – $17,550).

8 Financial instruments

Fair values of financial instruments

The Company's financial instruments consist of cash, investments, accounts receivable, accounts payable and accrued liabilities, accrued management bonus, shareholder advances, due to related party and redeemable preferred shares. The fair value of these financial instruments approximates their carrying values with the exception of shareholder advances, due to related party and redeemable preferred shares due to their relatively short term to maturity of the instruments. The fair value of shareholder advances, due to related party and redeemable preferred shares is not readily determinable as these items do not have repayment terms.

Credit risk

The Company is exposed to credit risk to the extent that its major customer experiences financial difficulty and would be unable to meet its obligations. During 2006, one customer accounted for 65% of the accounts receivable balance at year end (2005 – 67% (unaudited)).

Economic dependence

During the year ended May 31, 2006, the Company has sales of 94% (May 31, 2005 – 92% (unaudited)) to one customer.

9 Related party transactions

During the year, shop rent was paid to the shareholder in the amount of $1,400 (2005 – $1,400). This transaction is in the normal course of operations and is measured at the exchange amount, which is the amount of consideration established and agreed to by the related parties.

The shareholder advances are unsecured, interest free and are repayable on demand.

Advances of $1,074,631 (2005 – $1,574,631 (unaudited)) from a company under common control are non-interest bearing and have no set repayment terms.

10 Segmented information

In the opinion of management, the Company has only one business segment, which is the business of log hauling.

11 Subsequent event

The Company has entered into a letter of intent whereby Petrowest Energy Services Trust, through a subsidiary, will acquire 100% of the shares of the Company and all outstanding shareholder loans for cash and Trust units.

CUTBANK TRUCKING LTD. and CUTBANK TRANSPORT LTD.

Combined Financial Statements

Period ended February 28, 2007

Cutbank Trucking Ltd. and Cutbank Transport Ltd.
Combined Balance Sheet
As of February 28, 2007
(Unaudited)

	Feb.28/07	*May 31/06*
ASSETS		
Current		
Cash	2,205,179	*2,142,106*
Accounts receivable	1,725,000	*1,132,664*
Inventory	236,801	*125,898*
Prepaids	79,275	*22,311*
	4,246,255	*3,422,979*
Long term investments	65,344	*63,388*
Property Plant & Equipment	2,008,745	*2,347,949*
	6,320,344	*5,834,316*
LIABILITIES		
Current		
Accounts payable and accrued liabilities	731,255	*435,867*
Accrued management bonus	1,510,300	*2,445,000*
Income taxes payable	182,852	*9,903*
Shareholder advances	15,025	*12,882*
Due to related party	1,074,631	*1,074,631*
Current portion of obligations under capital lease	12,878	*0*
Redeemable preferred shares	870,000	*870,000*
	4,396,941	*4,848,283*
Obligations under capital lease	20,678	*0*
Future income taxes	1,259	*26,144*
	4,418,878	*4,874,427*
SHAREHOLDERS' EQUITY		
Common shares	217	*217*
Retained earnings	1,901,249	*959,672*
	1,901,466	*959,889*
	6,320,344	*5,834,316*

Cutbank Trucking Ltd. and Cutbank Transport Ltd.
Statement of Income and Retained Earnings
As of February 28, 2007

(Unaudited)	3 mos Feb.28/07	9 mos Feb.28/07	3 mos Feb.28/06	9 mos Feb.28/06
Revenue	5,515,420	10,412,742	4,255,609	9,844,452
Expenses				
Operating & administrative	3,291,654	7,118,971	2,561,308	6,448,944
Amortization	240,417	729,266	334,154	1,075,324
Management bonus	1,510,300	1,510,300	679,641	2,038,924
	5,042,371	9,358,537	3,575,103	9,563,192
Other income (expense)				
Interest income	17,397	59,892	20,724	39,245
Gain (loss) on disposal of property, plant & equipment	(6,296)	6,313	63,617	144,941
Sunlife & UFA dividends	2,057	2,119	27	98
	13,158	68,324	84,368	184,284
Earnings before income taxes	486,207	1,122,529	764,874	465,544
Income tax expense				
Current	83,839	205,837	122,357	77,870
Future	(5,463)	(24,885)	941	2,824
	78,376	180,952	123,298	80,694
Net earnings for the period	407,831	941,577	641,576	384,850
Retained Earnings, Beginning of period	1,493,418	959,672	447,408	704,134
Retained Earnings, End of period	1,901,249	1,901,249	1,088,984	1,088,984

Cutbank Trucking Ltd. and Cutbank Transport Ltd.
Combined Statement of Cash Flow
As of February 28, 2007
(Unaudited)

	3 mos Feb.28/07	9 mos Feb.28/07	3 mos Feb.28/06	9 mos Feb.28/06
Cash provided by (used in)				
Operating activities				
Net income for the period	407,831	941,577	641,576	384,850
Items not affecting cash				
Amortization	240,417	729,266	334,154	1,075,324
Gain on disposal of property, plant, and equipment	6,296	(6,313)	(63,617)	(144,941)
Future income taxes	(5,463)	(24,885)	941	2,824
Non-cash dividends	(1,956)	(1,956)	0	0
	647,125	1,637,689	913,054	1,318,057
Changes in non-cash working capital				
Accounts receivable	(1,043,361)	(592,336)	(384,620)	(213,686)
Inventory	(110,903)	(110,903)	0	0
Prepaids	74,705	(56,964)	20,080	(29,033)
Accounts payable and accrued liabilities	310,045	295,388	216,290	117,011
Income taxes payable	83,839	172,949	113,807	48,549
Management bonus	1,510,300	(934,700)	679,641	1,194,328
	1,471,750	411,123	1,558,252	2,435,226
Investing activities				
Property, plant, and equipment purchases	(7,963)	(377,843)	(477,481)	(880,709)
Property, plant, and equipment sales	0	27,650	87,501	216,421
	(7,963)	(350,193)	(389,980)	(664,288)
Financing activities				
Repayment of capital lease obligations	(3,175)	0	0	0
Shareholder advances	(5,200)	2,143	(100,000)	(250,996)
	(8,375)	2,143	(100,000)	(250,996)
Increase (decrease) in cash	1,455,412	63,073	1,068,272	1,519,942
Cash - Beginning of period	749,767	2,142,106	1,819,946	1,368,276
Cash - End of period	2,205,179	2,205,179	2,888,218	2,888,218

Supplementary information				
Interest paid	363	1,309	0	0
Income taxes paid	0	9,903	8,550	6,594
Non cash transactions				
Property, plant and equipment acquired through capital lease	0	33,556	0	0

CUTBANK TRUCKING LTD. AND CUTBANK TRANSPORT LTD.
NOTES TO THE COMBINED FINANCIAL STATEMENTS
(Unaudited)

1. Basis of presentation

These interim unaudited combined financial statements do not include all of the disclosures required by Canadian generally accepted accounting principles for annual financial statements and, accordingly, should be read in conjunction with the combined financial statements for the year ended May 31, 2006. These unaudited interim combined financial statements follow the same accounting policies and method of computation as used in the 2006 combined statements. The accompanying statements include all normally recurring adjustments, which in the opinion of management, are necessary to present fairly the Company's financial position as at February 28, 2007 and the results of operation and earnings and cash flows for the periods ending February 28, 2007 and February 28, 2006.

2. Nature of operations

Cutbank Trucking Ltd. and Cutbank Transport Ltd. (collectively the "Company" and "Cutbank Trucking") were incorporated under the Business Corporations Act of the Province of Alberta. Their principal focus is on log hauling.

These financial statements are prepared on a combined basis as the entities are under common control. The combined balances are presented after elimination of intercompany transactions and balances

The Company is considered to have some seasonality with peak levels of activity generally occurring in the first and fourth calendar quarter.

3. Financial instruments

Economic dependence

During the nine month period ending February 28, 2007, 92% of the Company's revenues were generated from one customer (2006- 94%).

During the three month period ending February 28, 2007, 93% of the Company's revenues were generated from one customer (2006- 94%).

Credit concentration

The Company is exposed to credit risk to the extent that its major customer experiences financial difficulty and would be unable to meet its obligations. At February 28, 2007, one customer accounted for 68% of the accounts receivable balance (2006 – 65%)

4. Subsequent event

The Company has agreed to sell 100% of its shares to a subsidiary of Petrowest Energy Services Trust effective May 18, 2007. As consideration for the shares and shareholder loans, the shareholders received an aggregate amount of $9,964,290.

Schedule "B"
Pro Forma Financial Statements

Petrowest Energy Services Trust

Pro-Forma Consolidated Balance Sheet as at March 31, 2007

Pro-Form Consolidated Statement of Income for the three-month period ended March 31, 2007

Pro-Forma Consolidated Statement of Income for the year ended December 31, 2006

The Pro-Forma Consolidated Statement of Income of the Trust for the year ended December 31, 2006 was prepared using a constructed, unaudited twelve-month consolidated Statement of Income of Moffatt for the period ended January 31, 2006, a constructed, unaudited twelve-month Statement of Income of Quigley for the period ended December 31, 2006 and a constructed, unaudited twelve-month Statement of Income of Cutbank for the period ended November 30, 2006. These constructed financial statements do not conform with the historical financial statements for Moffat, Quigley and Cutbank included elsewhere in the business acquisition report.

Petrowest Energy Services Trust

Pro Forma Consolidated Balance Sheet as at March 31, 2007
(Unaudited) in $(000's)

	Petrowest Energy Services Trust March 31, 2007 $	Moffatt April 30, 2007 $	Quigley March 31, 2007 $	Cutbank February 28, 2007 $	Total $	Pro forma Adjustments $	Note	Pro Forma Consolidated $
Assets								
Current assets								
Cash	-	1,899	3,324	2,205	7,428	413	4(b)	7,841
Accounts receivable	36,596	4,969	2,943	1,725	46,233	-		46,233
Inventory	3,730	-	331	237	4,298	-		4,298
Prepaid expenses and other	2,242	109	40	79	2,470	-		2,470
Income taxes recoverable	-	-	3	-	3	-		3
Due from Shareholder	-	-	337	-	337	(337)	4(c)	-
	42,568	6,977	6,978	4,246	60,769	76		60,845
Investments and other	-	356	2,375	65	2,796	-		2,796
Capital assets	89,305	7,137	4,124	2,009	102,575	17,608	4(c)	119,770
						(413)	4(b)	
Goodwill	97,949	-	-	-	97,949	14,826	4(c)	112,775
Other intangibles	51,258	-	-	-	51,258	11,158	4(c)	62,416
Future income taxes	-	239	-	-	239	(239)	4(c)	-
	281,080	14,709	13,477	6,320	315,586	43,016		358,602

Petrowest Energy Services Trust

Pro Forma Consolidated Balance Sheet as at March 31, 2007… …*continued*

(Unaudited) in $(000's)

	Petrowest Energy Services Trust March 31, 2007 $	Moffatt April 30, 2007 $	Quigley March 31, 2007 $	Cutbank February 28, 2007 $	Total $	Pro forma Adjustments $	Note	Pro Forma Consolidated $
Liabilities								
Current liabilities								
Bank indebtedness	116	-	-	-	116	-		116
Accounts payable and accrued liabilities	12,065	1,037	487	731	14,320	500	4(c)	14,820
Accrued withholdings payable	-	-	-	-	-	3,633	4(d)	3,633
Accrued Distributions payable	3,125	-	-	-	3,125	-		3,125
Accrued management bonus	-	1,317	6,489	1,510	9,316	(4,762)	4(c)	921
						(3,633)	4(d)	
Income taxes payable	-	545	23	183	751	-		751
Due to related parties	-	-	-	1,075	1,075	(1,075)	4(c)	-
Current portion of long-term debt	2,083	1,265	-	13	3,361	(1,278)	4(c)	2,083
Shareholder advances	-	5,285	877	15	6,177	(6,177)	4(c)	-
Current portion of capital lease obligations	206	325	191	-	722	(516)	4(c)	206
Redeemable preferred shares	-	135	-	870	1,005	(1,005)	4(c)	-
	17,595	9,909	8,067	4,397	39,968	(14,313)		25,655
Long term debt	22,917	1,286	-	21	24,224	(1,307)	4(c)	64,519
						41,602	4(c)	
Future income taxes	-	89	-	1	90	(90)	4(c)	-
Capital lease obligations	640	120	253	-	1,013	(373)	4(c)	640
	41,152	11,404	8,320	4,419	65,295	25,519		90,814
Unitholders' Equity								
Units	257,279	-	-	-	257,279	27,860	4(a)	285,139
Contributed Surplus	628	-	-	-	628	-		628
Share capital	-	-	-	-	-	-	4(c)	-
Accumulated Earnings	1,154	3,305	5,157	1,901	11,517	(10,363)	4(c)	1,154
Accumulated Distributions to Unitholders	(19,133)	-	-	-	(19,133)	-		(19,133)
	239,928	3,305	5,157	1,901	250,291	17,497		267,788
	281,080	14,709	13,477	6,320	315,586	43,016		358,602

Petrowest Energy Services Trust

Pro Forma Consolidated Statement of Income

(Unaudited) in $(000's)

For the three-month period ended March 31, 2007

	Petrowest Energy Services Trust March 31, 2007 $	Moffatt April 30, 2007 $	Quigley March 31, 2007 $	Cutbank February 28, 2007 $	Total $	Pro forma Adjustments $	Note	Pro Forma Consolidated $
Revenue	32,863	5,836	3,779	5,515	47,993			47,993
Expenses								
Operating and administrative	27,037	4,468	2,608	3,292	37,405			37,405
Amortization	7,311	581	364	240	8,496	873	5(b)	9,369
Interest on long-term debt	544	80	-	-	624	(80) 624	5(a) 5(a)	1,168
Management remuneration	-	-	-	1,510	1,510	(1,510)	5(c)	- -
	34,892	5,129	2,972	5,042	48,035	(93)		47,942
Earnings (loss) before the following	(2,029)	707	807	473	(42)	93		51
Interest and other revenue	50	2	23	19	94	-		94
Gain (loss) on disposal of property and equipment	(246)	271	-	(6)	19	-		19
	(196)	273	23	13	113	-		113
Earnings (loss) before income tax	(2,225)	980	830	486	71	93		164
Income taxes	-	158	178	78	414	(414)	5(d)	-
Net earnings (loss) for the period	(2,225)	822	652	408	(343)	507		164
Net earnings (loss) per unit	($0.08)							$0.01

Petrowest Energy Services Trust

Pro Forma Consolidated Statement of Income

(Unaudited) in $(000's)

For the 12 month period ended December 31, 2006

	115 Days of Commercial Operations	[------12 month period------]						
	Petrowest Energy Services Trust December 31, 2006 $	Moffatt January 31, 2007 $	Quigley December 31, 2006 $	Culbank November 30, 2006 $	Total $	Pro forma Adjustments $	Note	Pro Forma Consolidated $
Revenue	46,736	23,274	18,991	12,965	101,966			101,966
Expenses								
Operating and administrative	34,640	15,499	12,619	9,822	72,580			72,580
Amortization	8,609	2,413	1,414	736	13,172	3,668	5(b)	16,840
Interest on long-term debt	273	218	-	-	491	(218) 2,496	5(a) 5(a)	2,769
Management remuneration	-	4,504	3,584	1,359	9,447	(9,447)	5(c)	-
	43,522	22,634	17,617	11,917	95,690	(3,501)		92,189
Earnings (loss) before the following	3,214	640	1,374	1,048	6,276	3,501		9,777
Interest and other revenue	87	20	117	96	320	-		320
Gain (loss) on disposal of property and equipment	78	(41)	99	100	236	-		236
	165	(21)	216	196	556	-		556
Earnings before income taxes	3,379	619	1,590	1,244	6,832	3,501		10,333
Income taxes	-	(95)	290	197	392	(392)	5(d)	-
Net earnings for the period	3,379	714	1,300	1,047	6,440	3,893		10,333
Net earnings per unit	$0.12							$0.32

1 The Trust and the Acquisitions

Petrowest Energy Services Trust (the "Trust") is an open-ended unincorporated mutual fund trust established under and governed by the laws of the Province of Alberta pursuant to a Deed of Trust dated July 6, 2006.

The Trust was created to hold indirectly, controlling limited partner interests', to hold the common shares in the general partner and to invest in energy services businesses. The Trust operates its energy services business interests through its indirect subsidiaries. Unitholders hold Units of the Trust, which in turn holds a 100% beneficial interest in the Petrowest Business Trust (the "Business Trust"). The Petrowest Business Trust, via four limited partnerships holds the assets of the energy services businesses.

The limited partnerships currently holding the Trust's energy services businesses are as follows:

Petrowest Construction LP;

Petrowest Civil Services LP;

Petrowest Transportation LP; and

Petrowest Rentals LP.

Pursuant to various purchase and sale agreements as of March 1, 2007, the Trust paid cash and issued units from treasury to acquire 100% of the outstanding shares of the following companies (collectively, the "Acquisitions"):

Jim Moffatt Construction Ltd. and 921639 Alberta Ltd. ("Moffatt");
Quigley Contracting Ltd., 529805 B.C. Ltd. and LMQ Enterprises Ltd. ("Quigley"); and
Cutbank Trucking Ltd. and Cutbank Transport Ltd. ("Cutbank"),

(collectively, the "Acquired Companies").

Quigley is a construction business specializing in lease and road building construction in Fort St. John, British Columbia. Quigley operates a fleet of approximately 45 pieces of heavy equipment and approximately 35 light trucks and pick-ups, as well as two eight-man mobile camps.

Cutbank specializes in hauling logs and gravel and the provision of log loading equipment in Grande Prairie, Alberta. Cutbank owns approximately 16 pieces of heavy equipment and approximately 42 light trucks and pick-ups, as well as a fourteen-man mobile camp.

Moffat is a construction company specializing in lease and road building construction in northern Alberta from its base in Worsley, Alberta. Moffat owns approximately 60 pieces of heavy equipment and approximately 27 light trucks and pick-ups, as well as a 250 man camp permanently located in Worsley, Alberta.

2 Transaction Information

Petrowest Services Ltd. ("Acquisitionco") entered into purchase and sale agreements dated as of May 1, 2007 pursuant to which it agreed to acquire the shares and shareholder loans of the Acquired Companies for an aggregate base purchase price not to exceed $70,019,060 subject to closing adjustments. The agreements

contemplate that the purchase price will be paid as to $38,127,620 in cash and as to $27,859,923 by the issuance of units by the Trust. The Trust also agreed to settle long-term debt and capital lease obligations and loans of the acquired companies as at the closing date, not to exceed $4,031,517.

The Petrowest Business Trust borrowed the cash necessary to complete the cash portion of the Acquisitions and loaned these funds to Petrowest Services Ltd. ("Acquisitionco") on an interest bearing basis. In addition, Acquisitionco acquired the necessary number of units of the Trust from the Trust in exchange for an additional interest bearing note. Acquisitionco completed the purchase of the Acquired Companies by delivering cash and units of the Trust as contemplated in the purchase and sale agreements. As a consequence, Acquisitionco acquired all of the shares of the various Acquired Companies. A short form vertical amalgamation of the respective Acquired Companies and Acquisitionco was completed such that the assets and liabilities of each entity will become assets and liabilities of the merged entity ("Mergeco"). The shares of the Acquired Companies ceased to exist and the shares of Acquisitionco became the share capital of Mergeco. Mergeco transfered the assets of "Moffatt" and "Quigley" (representing the assets and business operations of these Acquired Companies that were acquired by Acquisitionco) to the Petrowest Construction LP and the assets of "Cutbank" (representing the assets and business operations of this Acquired Company that were acquired by Acquisitionco) to the Petrowest Transportation LP. The transfer to the partnerships was in exchange for an assumption of certain of the liabilities that are related to the business and a note from the partnerships.

3 Basis of presentation

The accompanying unaudited pro forma consolidated balance sheet and the unaudited pro forma consolidated statements of income (collectively, the "pro forma consolidated financial statements") have been prepared by the management of the Trust using the accounting principles disclosed in the notes to the audited financial statements of the Acquired Companies and the Trust.

The unaudited pro forma consolidated financial statements may not be indicative of the financial position and results of operations that would have occurred if the transactions had taken place on the dates indicated or of the financial position or operating results which may be obtained in the future. The unaudited pro forma consolidated financial statements are not a forecast or projection of future results. The actual financial position and results of operations of the Trust for any period following the closing of the transactions described in this business acquisition report will likely vary from the amounts set forth in the unaudited pro forma consolidated financial statements and such variation may be material. In the opinion of management, these unaudited pro forma consolidated financial statements include all adjustments necessary for fair presentation of the Acquisitions in accordance with Canadian generally accepted accounting principles.

The unaudited pro forma consolidated balance sheet of the Trust and the unaudited pro forma consolidated statement of income of the Trust have been prepared with information derived from the audited and unaudited financial statements of the Acquired Companies and the Trust and the adjustments and assumptions listed below.

The unaudited statement of income of certain of the Acquired Companies for the twelve-month periods were constructed for purposes of preparing the unaudited pro forma consolidated statement of income for the twelve-month periods and were derived from, but do not conform to, the financial statements of the respective companies. The statement of income also includes the audited consolidated statement of income of the Trust for

the period of inception, July 6, 2006 to December 31, 2006. Commercial operations of the Trust commenced September 7, 2006 and accordingly the statement of income of the Trust for the year ended December 31, 2006 represents only 115 days of commercial operations. Had the Trust been in existence for the full year of operations the financial results would be materially different than the current presentation.

The unaudited pro forma consolidated financial statements should be read in conjunction with the audited and unaudited financial statements of the Trust and Acquired Companies.

The following describes the financial statements of the Acquired Companies included in the business acquisition report and the method for constructing the unaudited pro forma consolidated income statement for the twelve-month period ended to December 31, 2006. The Acquired Companies have different year ends and therefore a twelve month period ending within 93 days of the Trust's year end was constructed for purposes of preparing the proforma unaudited consolidated financial statements.

Jim Moffatt Construction Ltd and 921639 Alberta Ltd.

The business acquisition report includes the unaudited combined balance sheet of Jim Moffatt Construction Ltd. and 921639 Alberta Ltd. as at April 30, 2007 and the unaudited combined statements of income (loss) and retained earnings and cash flows for the three and nine month periods ended April 30, 2007 and 2006. Also included are the audited combined balance sheets of Jim Moffatt Construction Ltd. and 921639 Alberta Ltd. as at July 31, 2006 and the combined statements of earnings (loss) and retained earnings and cash flows for the year ended July 31, 2006 and unaudited comparative information for the year ended July 31, 2005.

For the purposes of the pro-forma unaudited twelve month consolidated statement of income to December 31, 2006 of the Trust, an unaudited twelve-month consolidated statement of income to January 31, 2007 of Moffat was constructed from the Moffatt financial statements by adding the six month period ended January 31, 2007 to the year end July 31, 2006 and deducting the six month period ended January 31, 2006. This constructed income statement does not conform to the financial statements of Moffatt included elsewhere in the business acquisition report. The six month periods ended January 31, 2007 and 2006 were constructed by deducting the respective three month period ended April 30, 2007 and 2006 from the nine month period ended April 30, 2007 and 2006.

Quigley Contracting Ltd., 529805 B.C. Ltd. and LMQ Enterprises Ltd.

The business acquisition report includes the unaudited combined balance sheet of Quigley Contracting Ltd., 529805 B.C. Ltd. and LMQ Enterprises Ltd. as at March 31, 2007 and the unaudited combined statements of earnings and retained earnings and cash flows for the three and six month periods ended March 31, 2007 and 2006. Also included are the audited combined balance sheet of Quigley Contracting Ltd., 529805 B.C. Ltd. and LMQ Enterprises Ltd as at September 30, 2006 and the combined statements of earnings (loss) and retained earnings and cash flows for the year ended September 30, 2006 and the unaudited comparative information for the year ended September 30, 2005.

For the purposes of the pro-forma unaudited twelve month consolidated statement of income to December 31, 2006 of the Trust, an unaudited twelve-month consolidated statement of income to December 31, 2006 of Quigley was constructed from the Quigley financial statements by adding the three month period ended

December 31, 2006 to the year end September 30, 2006 and deducting the three month period ended December 31, 2005. This constructed income statement does not conform to the financial statements of Quigley included elsewhere in the business acquisition report. The three month periods ended December 31, 2006 and 2005 were constructed from the deducting the respective three month period ended March 31, 2007 and 2006 from the six month period ended March 31, 2007 and 2006.

Cutbank Trucking Ltd. and Cutbank Transport Ltd.

The business acquisition report includes the unaudited combined balance sheet of Cutbank Trucking Ltd. and Cutbank Transport Ltd. as at February 28, 2007 and the unaudited combined statements of earnings and retained earnings and cash flows for the three and nine month periods ended February 28, 2007 and 2006. Also included are the audited combined balance sheet of Cutbank Trucking Ltd. and Cutbank Transport Ltd. as at May 31, 2006 and the combined statements of earnings and retained earnings and cash flows for the year ended May 31, 2006 and the unaudited comparative information for the year ended May 31, 2005.

For the purposes of the pro-forma unaudited twelve month consolidated statement of income to December 31, 2006 of the Trust, an unaudited twelve-month consolidated statement of income to November 30, 2006 of Cutbank was constructed from the Cutbank financial statements by adding the six month period ended November 30, 2006 to the year end May 31, 2006 and deducting the six month period ended November 30, 2005. This constructed income statement does not conform to the financial statements of Cutbank included elsewhere in the business acquisition report. The six month periods ended November 30, 2006 and 2005 were constructed from the deducting the respective three month period ended February 28, 2007 and 2006 from the nine month period ended February 28, 2007 and 2006.

4 Unaudited pro forma consolidated balance sheet assumptions and adjustments

The following assumptions and adjustments have been made to reflect the proposed transactions described in note 1 as if the transactions had occurred on March 31, 2007:

a) The issuance of 3,751,622 Units for total gross proceeds of $27,859,923 on the closing and the payment of cash is estimated to be $38,127,620.

b) Sale of certain capital assets that will be transferred to existing shareholders of the Acquired Companies and will not be owned by the Acquired Companies when purchased by the Trust pursuant to the terms of the purchase and sale agreements.

c) The Acquisitions will be accounted for using the purchase method with the assets acquired and liabilities assumed recorded at preliminary estimates of fair value. The final allocation of the purchase price will be based on the assets acquired and liabilities assumed at the effective date of the Acquisitions. A preliminary allocation of the consideration is as follows:

	$000's
Net assets acquired	
Net working capital	2,876
Property and equipment	30,878
Intangibles	11,158
Goodwill	14,826
Investments	2,796
	62,534
Consideration given for value of shares and shareholder loans of acquired companies	
Units	27,860
Cash to vendors on closing	38,128
Aggregate base purchase price	65,988
Estimated acquisition costs	500
Retirement of long-term debt and capital lease obligation	3,474
Less cash acquired	(7,428)
	62,534

Net working capital acquired on the Acquisitions includes accounts receivable, inventory, prepaid expenses and other, current portion of note receivable, income taxes recoverable, accounts payable and accrued liabilities and income taxes payable and bonus payable. In conjunction with the Acquisitions, all debt and capital lease obligations will be repaid by the Trust through the use of its bank financing. Certain of the accrued management bonuses, net of taxes, were offset against the purchase price with the exception of certain amounts included in Cutbank which was assumed by the Trust.

Goodwill is the cost of an acquisition less the fair value of identifiable assets and liabilities and will be tested for impairment at least annually. Intangibles relate to customer contracts, non compete clauses and trade names and are amortized over their expected lives on a straight-line basis between 5 and 10 years.

d) Reclassification of the withholding taxes payable associated with accrued management bonuses.

5 Unaudited pro forma consolidated statements of income assumptions and adjustments

The unaudited pro forma consolidated statements of income of the Trust for the three-month period ended March 31, 2007 and for the twelve-month period ended December 31, 2006 have been prepared assuming that the Trust was in operation during the three-month period and the twelve-month period, respectively and as if the proposed transaction described in note 1 had occurred on January 1, 2006. The Trust may incur additional annual administrative expenses as a result of the proposed transactions and the effects of these costs have not been reflected in the unaudited pro forma consolidated statement of income. The unaudited pro-forma

consolidated statement of income of the Trust reflects the following assumptions and adjustments to the income and expenses of the Trust:

a) The adjustment to interest expense for the three and twelve month periods reflect interest expense on the bank indebtedness, callable debt, long-term debt and capital lease obligations that will be settled by the Trust and replaced by the Trust's borrowing and the cash consideration paid to the vendors on the acquisition.

b) Additional amortization expense on property and equipment and intangible assets for the three and twelve month periods resulting from the fair value allocation described in note 4(c).

c) The reversal of management compensation for the three and twelve month periods, included in management fees and bonuses relating to existing owner/manager compensation arrangements that will be terminated pursuant to the terms and conditions of the purchase and sale agreements.

d) The reversal of current income taxes for the three and twelve month periods reflecting that income tax obligations related to the distributions of the Trust are obligations of the ultimate Unitholders. These financials are effective March 31, 2007 and therefore do not contain any adjustments that may result from the recent changes in the SIFT income tax rules which will be recorded in the second quarter by the Trust.

President's Letter to Unitholders

2006 was an exciting and full year for those of us involved with Petrowest Energy Services Trust. Petrowest started with the seed of an idea which took root and became a reality. After a number of conversations between the Trust's founders in late 2005, it quickly became apparent that the business model of bringing together a select group of 9 private service companies into a combined public entity had solid financial merit and business sense for both the operator and an investor.

As we proceeded, our concept took on its own momentum and evolved into Petrowest Energy Services Trust, the largest ever Canadian oil and gas services initial public offering which we completed in September of 2006. The time since has become, and continues to be, a period of integration, combination and transition as the nine separate companies that make up Petrowest are brought together operationally, financially and culturally.

Our financial and operational results reflect only the approximate four month period from completion of our initial public offering to the end of the year, and our financial and operational results should therefore be reviewed with this short reporting period in mind. Going forward, we will be reporting on a calendar year basis.

The Trust's results in 2006 enable it to begin to publicly establish a track record of financial and operational discipline. With head office in Grande Prairie, and operations covering northern Alberta, Petrowest's four business divisions are focused on supporting oil sands, SAGD and other heavy oil development, the deep drilling market west of the fifth meridian, as well as northern development and infrastructure requirements.

Many publicly traded oilfield services companies focus on the drilling and completions requirements of the oil and gas sector, but Petrowest's focus is broader and encompasses a diversified range of services which includes drilling support, forestry related services, provincial infrastructure programs and other non-oil and gas dependent lines of business. The Petrowest group is able to help a client prepare a lease prior to drilling, reclaim the area after a well has been abandoned, haul everything from logs, gravel, heavy equipment, drilling rigs and related equipment. The Trust also provides infrastructure services such as gravel crushing, excavation, municipal road building and other commercial and residential civil work to the fast growing regions of northern Alberta. Petrowest operates in strict adherence to the highest standards of health and safety in the work environments in which Petrowest's employees operate.

Nine companies came together to form four divisions within Petrowest.

The Road and Lease Construction Division consists of Roy Larson Construction, Gordon Bros Construction Ltd. and Wales Contracting. These companies can operate both in the oilfield services sector and in the infrastructure sector. Capacity increases have been in the range of 10% since the Trust was created, and this is permitting additional productivity as well as a growth in utilization rates through inter-operational utilization and broader regional opportunities.

The Transportation and Hauling Division consists of D&D Well Services and Murtron Hauling. In addition to general hauling (e.g. logs, gravel and pipe), these companies can also provide specialist hauling services including rig moving and transportation of heavy equipment. Again, this is a division that has seen capacity grow by more than 20% since the Trust's inception. The transportation segment provides 80% of the internal transportation needs of the Trust.

The Civil Services Division is more diverse than the other divisions, comprising R Bee Crushing and S.O.S. Oilfield Safety. R Bee Crushing is a gravel crushing company. Since becoming part of the larger Trust organization, R Bee has upgraded two of its gravel crushing spreads and will be adding an additional plant in due course. This enables R Bee to participate in far larger jobs, while also dealing with existing and smaller jobs with greater productivity. S.O.S. Oilfield Safety has added additional air pack units and assisted management in developing a comprehensive Health, Safety and Environmental Program for the Trust as a whole.

The Heavy Equipment Rentals Division was originally formed from Northern Tractor Sales and Rental and Neuwest Equipment Rentals, companies that have since merged operations within Petrowest to become Nu-Northern. The two companies collectively have a range of specialized heavy equipment, which has increased capacity in excess of 50 percent since September 2006. More than 75 percent of the heavy equipment units are committed through Q1 2007. As the mandate of the rentals equipment division includes renting out underutilized equipment from other companies within Petrowest, the Nu-Northern team has been directly responsible for developing capital and maintenance budgets that reflect the business activity of each sector.

During the four month period since inception, approximately 65 percent of the Trust's total revenue is attributable to supporting oil and gas exploration and development activities. The 35 percent remainder is generated by non-oil and gas related activities including infrastructure development, construction, hauling and logging and other services. Lately, with a softening in commodity pricing, particularly in regard to natural gas, deep drilling activities and development work relating to natural gas plays, associated service requirements have declined to some extent. Capital budgets for 2007 have been adjusted to reflect the slower expected levels in oil and gas drilling. These cuts apply to all business segments except in the gravel crushing operations of the Civil segment. Confirmed work to 2008 will require additional investment in gravel crushing and hauling operations through 2008.

Oil and gas related activities are heavily weather dependent, with the significant drilling activity occurring in northern Alberta in Q4 and Q1, while the ground is frozen. In Q4 2006, extreme cold and heavy snow and freezing rain, adversely impacted activities, and forced extra "down" days, which had, a negative impact on operational performance. With the weaker commodity price environment Petrowest is anticipating lower activity levels during the balance of 2007 in the oil and gas sector in the WCSB.

In order to effectively manage oil and gas development cycles, Petrowest is focusing on exploiting its various non-oil and gas dependent revenue streams and further penetrating oil sand development activities.

2006 Highlights

Although Petrowest was not formed until the late summer of 2006, there were many people involved in the process of turning a concept into a viable business entity. Much was achieved during 2006 prior to, and after, formation.

Highlights during 2006 include:

- The integration of nine separate, private services companies into one single publicly-traded trust. Employees, management and clients must all be commended for helping to ensure a smooth transition.

- The Trust's initial public offering was oversubscribed by several times the size of the issue. This is a testament both to the strength of our business plan and the potential that our business lines offer.

- Equipment and assets are being employed internally to eliminate third party charges. This can be directly attributed to a willingness of management to seek synergies and an ability to more seize utilization opportunities. We estimate approximately $1.9 million of inter-segment sales, which at an average EBITDA margin of 25.9% translates to approximately $483,000 in additional earnings retained in the Trust for the period since the Trust's inception which would have been subcontracted out to third party contractors.

- Combined earnings before interest, taxes, depreciation and amortization (EBITDA) of $12.1 million for the Trust as a whole since inception.

- The retention of a strong, experienced team of directors to help guide the Trust's senior management, and the addition of qualified, experienced management team members.

- Monthly distributions of $0.10 per unit, resulting in total distributions of $0.37667 per unit since inception ($1.20 per unit on an annualized basis). The Trust's overall payout ratio was 91.2 percent in spite of the effects of inclement weather and slowing oil and gas drilling activity.

- A healthy balance sheet with year-end working capital of $22.7 million.

Proposal from the Canadian Government to Tax Income Trust Distributions

The Canadian Federal Minister of Finance announced on October 31, 2006 proposals to tax the distributions of most categories of publicly traded income trusts. With the completion of this legislation, if it is enacted as proposed, Petrowest, and all other affected income trusts, would see changes to the taxation regime it is currently working within after four years, and would come into effect in the 2011 tax year.

On December 15, 2006, the federal government announced guidelines with respect to the implementation of these proposed tax changes on income trust distributions. Included were guidelines setting limits on the expansion of existing income trusts prior to the 2011 tax year. It is anticipated that organic growth within the Trust will not be affected by these guidelines in the short term. However, these guidelines will have implications on decision-making at Petrowest, and all other affected income trusts, regarding any potential acquisitions. This aspect of the proposed legislative changes, obviously, does affect the flexibility of Petrowest's management team and board of directors, and may have a direct influence on the Trust before the 2011 tax year. See our MD&A for the period ended December 31, 2006 for more detailed information regarding the October 31, 2006 proposals.

The Petrowest team is maintaining a proactive stance in terms of assessing the implications of this legislation for its unitholders, and is keeping a close eye on political, lobbying and legislative developments around these proposals. Despite uncertainty regarding trust taxation beyond 2010, the Trust continues to aggressively implement its business plan.

Petrowest unitholders can write, email or visit the constituency office of their Member of Parliament to voice their opinion regarding the tax proposal.

2007 Outlook

Although Petrowest Energy Services Trust has a relatively short track record of only a few months, the member companies within the group have been established for close to two decades on average, and bring more than 150 years of commercial success to the larger trust entity. Through out 2007 financial and operational results should further reflect even greater exploitation of both the economies of scale of the larger organization and synergistic opportunities within the group.

In 2007, the Trust will continue to focus in its geographical heartland of northern Alberta and British Columbia. While management recognizes a slow down in drilling activity, it is not content to ride it out without actively pursuing new markets. Sales and marketing efforts are being targeted at the wider range of services the Trust group can now provide and new business opportunities and new markets are being explored to fully utilize the manpower and equipment within the Trust.

Transition is not yet complete and the full joint operational, commercial and financial advantages have yet to be fully defined. At Petrowest, we anticipate continued and growing divisional synergies.

As President of Petrowest I would like to thank the management team and employees of the Trust for their dedicated efforts since inception, and to all the members of the Board of Directors for their guidance. I would also like to express my sincere appreciation to the Trust's unitholders for their continued support, confidence and belief in the strength of Petrowest's business model.

On behalf of the Board of Directors,

Ken Drysdale
President and Chief Executive Officer


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